Form 20-F/A
period 2004-12-31
UNITED MICROELECTRONICS CORP
filed 2006-02-13
CIK 1033767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Overview

This annual report on Form 20-F/A is filed for the purpose of amending parts of our annual report on Form 20-F for the year ended December 31, 2004 that was filed with the U.S. Securities and Exchange Commission (“US SEC”) on June 29, 2005. Subsequent to the filing of the original annual report and through the process of addressing financial statement comments raised by the US SEC, we noted that certain items in our US GAAP reconciliation footnotes for the years ended December 31, 2002, 2003 and 2004 were miscalculated. Accordingly, we restated the following items pursuant to US GAAP:

i)	an understatement of goodwill impairment charge of NT$8,075 million for the year ended December 31, 2004 due to a miscalculation of the fair value of certain equity method investees and certain liabilities in the reporting unit.

ii)	embedded derivatives instruments which were fair valued inappropriately resulting in an understatement (overstatement) to net income of NT$(516) million, NT$1,855 million and NT$(1,202) million for the year ended December 31, 2002, 2003 and 2004, respectively.

iii)	an understatement of compensation expense amounting to NT$211 million relating to employee bonuses for the year ended December 31, 2004.

The restatements have no effect on our cash flows. Except as otherwise expressly stated herein, this amended annual report on Form 20-F/A is not purported to provide an update or discussion of any developments subsequent to the original filing date of the original Form 20-F on June 29, 2005.

The effects arising from the restatements to the consolidated financial statements under US GAAP are summarized as follows:

	For the year ended December 31, 2002
(In million NT dollars, except per share amounts)	As reported	Restatement	As restated
Net Income	294	(516)	(222)
Basic earning per share (in dollars)	0.02	(0.03)	(0.01)
Diluted earning per share (in dollars)	0.02	(0.03)	(0.01)

	As of December 31, 2002
(In million NT dollars)	As reported	Restatement	As restated
Total Assets	442,645	—	442,645
Total Liabilities	92,596	516	93,112
Shareholders’ equity	334,025	(516)	333,509

	For the year ended December 31, 2003
(In million NT dollars, except per share amounts)	As reported	Restatement	As restated
Net Income	10,476	1,855	12,331
Basic earning per share (in dollars)	0.63	0.12	0.75
Diluted earning per share (in dollars)	0.62	0.11	0.73

	As of December 31, 2003
(In million NT dollars)	As reported	Restatement	As restated
Total Assets	486,360	(53)	486,307
Total Liabilities	108,925	(1,392)	107,533
Shareholders’ equity	362,396	1,340	363,736

	For the year ended December 31, 2004
(In million NT dollars, except per share amounts)	As reported	Restatement	As restated
Net Loss	(4,749)	(9,488)	(14,237)
Basic loss per share (in dollars)	(0.28)	(0.57)	(0.85)
Diluted loss per share (in dollars)	(0.28)	(0.57)	(0.85)

i

	As of December 31, 2004
(In million NT dollars)	As reported	Restatement	As restated
Total Assets	460,322	(8,108)	452,214
Total Liabilities	101,354	(171)	101,183
Shareholders’ equity	350,358	(7,938)	342,420

Related Information

For information relating to the amendment in the annual report on Form 20-F/A for the year ended December 31, 2004, see the following items:

Part I:

Item 3 – KEY INFORMATION

Item 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Part II:

Item 15 – CONTROLS AND PROCEDURES

Item 18 – FINANCIAL STATEMENTS (NOTE 33)

UNITED MICROELECTRONICS CORPORATION

FORM 20-F/A ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2004

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected balance sheet data as of December 31, 2003 and 2004 and the selected statements of income and cash flow data for the years ended December 31, 2002, 2003 and 2004 are derived from our restated audited consolidated financial statements included elsewhere in this annual report. Certain financial data prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, have been restated. The selected balance sheet data as of December 31, 2000, 2001 and 2002 and the selected statements of income and cash flow data for the year ended December 31, 2000 and 2001 are derived from our audited consolidated financial statements not included in this annual report.

Our financial statements have been prepared and presented in accordance with generally accepted accounting principles in the ROC, or ROC GAAP, which differs in many material respects from US GAAP. For a discussion of these differences, see Note 33 to our restated audited consolidated financial statements included elsewhere in this annual report. Some of the statements of income, cash flow and balance sheet data items have been reconciled to US GAAP and are set forth below. The summary financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements and the notes to those statements included elsewhere in this annual report.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Statement of Income Data:
ROC GAAP
Net operating revenues	115,609	69,817	75,425	95,704	129,191	4,070
Costs of goods sold	57,411	60,568	62,887	73,938	92,393	2,911

Gross profit	58,198	9,249	12,538	21,766	36,798	1,159

Operating expenses:
Sales and marketing	1,153	2,276	1,527	2,171	2,775	87
General and administrative	3,196	4,425	3,531	3,996	4,853	153
Research and development	6,306	8,960	7,368	5,859	7,364	232

Total operating expenses	10,655	15,661	12,426	12,026	14,992	472

Operating income (loss)	47,543	(6,412)	112	9,740	21,806	687
Net non-operating income (expenses)	4,786	(154)	6,904	4,956	9,938	313

Income (loss) before income tax and minority interest	52,329	(6,566)	7,016	14,696	31,744	1,000
Income tax (expense) benefit	91	3,040	(271)	(980)	(374)	(12)
Minority interest (income) loss	(1,640)	369	327	304	473	15

Net income (loss)	50,780	(3,157)	7,072	14,020	31,843	1,003

Earnings (loss) per share:(1)
Basic	3.07	(0.18)	0.42	0.84	1.89	0.06
Diluted(2)	3.07	(0.18)	0.42	0.83	1.86	0.06
Shares used in earnings (loss) per share calculation:
Basic	16,506	16,931	16,741	16,644	16,828	16,828
Diluted(2)	16,506	16,931	16,958	17,025	17,095	17,095
Earnings (loss) per ADS:
Basic	15.35	(0.90)	2.10	4.20	9.45	0.30
Diluted(2)	15.35	(0.90)	2.10	4.15	9.30	0.29
US GAAP			[Restated (5)]	[Restated (5)]	[Restated (5)]	[Restated (5)]
Net operating revenues	115,616	69,816	75,425	95,704	129,191	4,070
Costs of goods sold	(64,633)	(65,668)	(69,258)	(77,473)	(96,895)	(3,053)
Operating income (loss)	28,275	(24,223)	(8,306)	5,632	(24,681)	(778)
Net income (loss)	27,134	(23,247)	(222)	12,331	(14,237)	(449)
Earnings (loss) per share:(1)
Basic	1.70	(1.41)	(0.01)	0.75	(0.85)	(0.03)
Diluted(2)	1.70	(1.41)	(0.01)	0.73	(0.85)	(0.03)
Shares used in earnings (loss) per share calculation:
Basic	15,928	16,481	16,499	16,530	16,812	16,812
Diluted(2)	15,928	16,481	16,499	16,826	16,812	16,812
Earnings (loss) per ADS:
Basic	8.50	(7.05)	(0.05)	3.75	(4.25)	(0.15)
Diluted(2)	8.50	(7.05)	(0.05)	3.65	(4.25)	(0.15)

	As of December 31,
	2000	2001	2002	2003	2004
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Balance Sheet Data:
ROC GAAP
Current assets	96,760	100,787	110,922	154,322	132,936	4,188
Long-term investment	39,515	40,757	37,800	38,859	32,712	1,031
Property, plant and equipment	163,415	169,121	167,077	149,557	192,024	6,050
Total assets	309,789	320,694	327,029	354,514	376,305	11,856
Current liabilities	42,107	34,524	29,147	44,140	36,598	1,153
Long-term debt (excluding current portion)	35,534	54,695	62,321	60,334	61,288	1,931
Total liabilities	80,687	91,778	93,581	107,203	101,202	3,188
Stockholders’ equity	219,948	213,322	217,424	232,233	266,374	8,392
US GAAP			[Restated (5)]	[Restated (5)]	[Restated (5)]	[Restated (5)]
Cash and cash equivalents	60,350	57,826	54,219	89,196	55,558	1,750
Working capital(3)	51,212	66,837	73,268	108,539	96,306	3,034
Total assets	421,738	456,879	442,645	486,307	452,214	14,247
Total liabilities	85,575	91,792	93,112	107,533	101,183	3,188
Stockholders’ equity	326,985	349,492	333,509	363,736	342,420	10,788

	As of December 31,
	2000	2001	2002	2003	2004
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per share data)
Other Consolidated Data:
ROC GAAP
Cash flow:
Capital expenditure	83,483	43,051	35,978	24,820	81,110	2,555
Cash provided by operating activities.	68,077	40,187	30,527	49,625	73,938	2,329
Cash used in investing activities	(73,683)	(43,257)	(36,439)	(24,114)	(83,132)	(2,619)
Cash provided by financing activities	41,411	18,184	3,162	17,581	(6,832)	(215)
Net increase (decrease) in cash and cash equivalents	35,668	14,434	(2,002)	43,869	(17,390)	(548)
Gross profit margin	50.3%	13.2%	16.6%	22.7%	28.5%	28.5%
Operating profit (loss) margin	41.1%	(9.2)%	0.1%	10.2%	16.9%	16.9%
Net profit (loss) margin	43.9%	(4.5)%	9.4%	14.6%	24.6%	24.6%
Capacity utilization rate (on an actual basis)	100.0%	46.6%	65.2%	84.8%	90.8%	90.8%
Dividends declared per share(4)	2.0	1.5	1.5	0.4	0.8	0.025
US GAAP			[Restated (5)]	[Restated (5)]	[Restated (5)]	[Restated (5)]
Cash flow:
Capital expenditure	83,501	43,054	36,008	24,827	81,127	2,556
Cash provided by operating activities	67,977	39,785	30,506	49,543	73,760	2,324
Cash used in investing activities	(73,516)	(60,259)	(38,035)	(32,923)	(99,155)	(3,124)
Cash provided by financing activities	41,388	18,617	3,162	17,587	(6,819)	(215)
Net increase (decrease) in cash and cash equivalents	35,622	(2,524)	(3,607)	34,977	(33,639)	(1,060)
Gross profit margin	44.1%	5.9%	8.2%	19.0%	25.0%	25.0%
Operating (loss) profit margin	24.5%	(34.7)%	(11.0)%	5.9%	(19.1)%	(19.1)%
Net (loss) profit margin	23.5%	(33.3)%	(0.3)%	12.9%	(11. 0)%	(11. 0)%

(1)	Earnings (loss) per share is calculated by dividing net income by the weighted average number of shares outstanding during the year.
(2)	Diluted securities include convertible bonds and employee stock options.
(3)	Working capital equals current assets minus current liabilities.
(4)	Dividends declared per share are in connection with earnings and accumulated capital reserve.
(5)	Refer to Note 33 to the audited consolidated financial statements included elsewhere in this annual report.

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

The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand such as was the case in early 2000. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. In a period of overcapacity, if we are unable to offset the adverse effects of overcapacity through, among other things, our technology and product mix, we may have to lower the prices we charge our customers for our services and/or we may have to operate at significantly less than full capacity. Such actions could reduce our margin and weaken our financial condition and results of operations. Due to the decreased demand for semiconductors in 2001 and 2002, our average capacity utilization rate decreased from 100% in 2000 to 46.6% in 2001 and to 65.2% in 2002. With a general recovery in the worldwide semiconductor industry, we experienced continued growth in 2003 and 2004 with average capacity utilization rates of 84.8% and 90.8%, respectively. However, we cannot give any assurance that the increase in the demand for foundry services will not lead to overcapacity again in the near future, which could materially adversely affect our revenues, earnings and margins.

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

Our financial statements are prepared under ROC GAAP, which differ in certain significant respects from US GAAP. For example, ROC GAAP does not require the recognition of the market value of our shares distributed as bonuses to our employees in the calculation of net income. In addition, we have performed impairment test under US GAAP, which was not required to apply to financial statements prior to 2005 under ROC GAAP. As a result, our net income (loss) in 2002, 2003 and 2004 under US GAAP was NT$(222) million, NT$12,331 million and NT$(14,237) million (US$(449) million), respectively, as compared to net income under ROC GAAP of NT$7,072 million, NT$14,020 million and NT$31,843 million (US$1,003 million) in 2002, 2003 and 2004, respectively. For a discussion of these differences, see Note 33 to our restated audited consolidated financial statements included elsewhere in this annual report.

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

Maintain Scale and Capacity Capabilities to Meet Customer Requirements, with a Focus on 12-inch Wafer Facilities for Future Expansion. We believe that maintaining our foundry capacity with advanced technology and facilities is critical to the maintenance of our industry leadership. Our production capacity is currently among the largest of all semiconductor foundries in the world. We intend to increase our 12-inch wafer production capacity to meet the needs of our customers and to fully capitalize on the expected growth of our industry. Our future capacity expansion plans will focus on 12-inch wafer facilities in order to maintain our technology leadership. 12-inch wafers offer manufacturing advantages over 8-inch wafers because of the greater number of chips on each wafer. In addition, 12-inch wafer facilities present a more cost-effective solution in achieving an economic scale of production. We intend to carefully monitor current market conditions in order to optimize the timing of our capital spending. In 2002, we began volume production at Fab 12A, in Tainan, Taiwan. In addition, UMCi, which operates a 12-inch fab in Singapore’s Pasir Ris Wafer Fab Park, began its volume production in the first quarter of 2004, employing advanced process technologies including 0.13-micron and 90-nanometer processes. We are currently evaluating opportunities to expand our wafer fabrication business into the PRC. Our initial budget for purchases of semiconductor manufacturing equipment for 2005 is approximately US$1 to1.5 billion. Our efforts in increasing our production capacity raised our total production capacity from approximately 257,000 8-inch wafer equivalents per month in December 2002 to approximately 355,000 8-inch wafer equivalents per month in December 2004. Our annual total production capacity reached 3,528,000 8-inch wafer equivalents in 2004.

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

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2004.

	Fab 6A	Fab 8AB	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S(5)	Fab 12A	UMCJ	UMCi(6)
Commencement of volume production	1989	1995 for the module formerly named Fab 8A; 1996 for the module formerly named Fab 8B	1998	2000	1998	2000	2000	2002	1996	2004

Estimated full capacity(1)(2)	29,000 wafers per month	70,000 wafers per month	35,000 wafers per month	25,000 wafers per month	34,000 wafers per month	32,000 wafers per month	24,000 wafers per month	47,000 wafers per month	32,000 wafers per month	27,000 wafers per month

Wafer size	6-inch (150mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	12-inch (300mm)	8-inch (200mm)	12-inch (300mm)

Clean room area (3)	4,986 sq. meters	25,029 sq. meters	19,764 sq. meters	16,589 sq. meters	21,576 sq. meters	13,812 sq. meters	8,400 sq. meters	20,377 sq. meters	8,800 sq. meters	17,892 sq. meters

Type of clean rooms (4)	Class-10 @0.1um, clean tunnel	Class-0.1 @0.1um, clean tunnel	Class-0.1 @0.1um, clean tunnel	Class100 @0.3um, SMIF/mini- environment	Class100 @0.3um, SMIF/mini- environment	Class 100 @0.3um, SMIF/mini- environment	Class 100 @0.3um, SMIF/mini- environment	Class 100 @0.3um, SMIF/mini- environment	Class-0.1 @0.1um, clean tunnel	Class 100 @0.3um, SMIF/mini- environment

(1)	Measured in 8-inch wafer equivalents.

(2)	The capacity of a fab is determined based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance and expected product mix.
(3)	“Area” represents the total area of clean rooms within a fab.
(4)	“Class” represents the cleanliness of clean rooms in the fab. Class-10@0.1um means a standard of air purity under which the amount of dust is limited to fewer than 10 particles of contaminants of 0.1 micron or greater per one cubic foot per minute of air flow. Class-0.1@0.1um means a standard of air purity under which the amount of dust is limited to fewer than one particle of contaminant of 0.1 micron or greater per 10 cubic feet per minute of air flow. Class-100@0.3um means a standard of air purity under which the amount of dust is limited to fewer than 100 particles of contaminants of 0.3 micron or greater per one cubic foot per minute of air flow. The general production environment may be organized into “clean tunnels” or “mini environments.” In a clean tunnel environment, the clean room is divided into many tunnels with partitions. A higher level of cleanliness is kept inside the tunnel for production. Mini-environments within a clean room use Standard Mechanical Interface technology, or SMIF, which employs input/output devices designed to protect products from contamination while providing a standard mechanical interface to wafer production tools. Mini-environment is generally a preferred approach because it reduces building structural costs and operating costs, allows flexibility in equipment layout and facilitates the ramping-up process during capacity expansion.
(5)	Formerly SiS Microelectronics Corporation, or SiSMC, which we acquired in July 2004.
(6)	All of UMCi’s operations and assets were transferred to our Singapore branch Fab 12i on April 1, 2005.

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

	Year Ended December 31,
Customer Type	2002	2003	2004
Fabless design companies	74.0%	66.5%	64.8%
Integrated device manufacturers	25.6	33.5	35.2
System companies	0.4	0.0	0.0

Total	100.0%	100.0%	100.0%

We categorize sales geographically based on the country or region in which the end customer is headquartered, which may differ from our revenues from the countries to which we actually sell or ship our products. The following table presents a geographic breakdown of our net operating revenues during the last three years:

	Year Ended December 31,
Region	2002	2003	2004
North America	35.1%	36.1%	41.5%
Asia (excluding Japan)	43.2	36.4	32.5
Europe	14.1	14.9	15.9
Japan	7.6	12.6	10.1

Total	100.0%	100.0%	100.0%

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared in accordance with ROC GAAP. You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this annual report. ROC GAAP varies in certain significant respects from US GAAP. These differences and their effects on our financial statements are described in Note 33 to our restated audited consolidated financial statements included in this annual report.

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

Critical Accounting Policies

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included in the annual report, which have been prepared in accordance with ROC GAAP. ROC GAAP varies in certain respects from US GAAP. These differences and their effects on our financial statements are described in Note 33 to our restated audited consolidated financial statements included in this annual report. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis and base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Goodwill Impairment

Under US GAAP, we have performed the required goodwill impairment test during the year as required by Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets.” In assessing the recoverability of our goodwill, we have to make assumptions to allocate the total fair value of our reporting unit to its individual assets and liabilities. For example, we estimated that the fair values of current assets and current liabilities approximate the carrying values due to their short term maturities. Estimates of the fair values of our long-term investments and long-term debts are based on the quoted market value, if available, or based on other available financial information in the circumstances. In addition, the fair values of our property, plant and equipment are determined by assessing the market price trend, their physical condition, or the manner in which those assets are being used and the impact on their fair value caused by the business environment. If these estimates and the related assumptions change the fair value of these assets and liabilities in the future, they will have an impact on our goodwill impairment test. Goodwill impairment tests will be performed on at least an annual basis. However, if events occur or circumstances change between annual tests that cause us to believe that our goodwill has been impaired, such as a significant adverse change in the business environment or an unanticipated competition, we will perform additional interim tests and impairment loss will be recorded when required.

Impairment of Long-lived Assets

Under US GAAP, as required by SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review our long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived assets might not be recoverable. In other words, we will assess the need for any impairment write-down if information indicates that an impairment might exist. Such information may include a significant decrease in the market values of long-lived assets or a significant deterioration of market conditions such that the carrying value of long-lived assets may not be recovered through future cash flows. For example, we assessed whether there was any change in the use or expected use of such assets that would negatively affect their fair value. We also assessed the physical condition of our assets and our repair and maintenance schedule to determine if there were any obsolescence issues that would lead to a lower fair value determination. Having considered the above factors and other factors pertinent to the use of those assets, we determined that there was no impairment indicator of our long-lived assets for the year. However, if future information indicates a potential impairment and we determine that the estimated future undiscounted cash flows are less than the carrying value of the assets, an impairment loss will be recognized based on the difference between the carrying value and the fair value of the assets. The estimates of future cash flows will be based on the estimated useful life, cash flow generating capacity, physical output capacity and other assumptions relating to the use of our long-lived assets.

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

Investments in Debt and Equity Securities

Under ROC GAAP, marketable securities other than those over which we exercise significant influence or control, are accounted for as short-term or long-term investments based on our intention and ability to hold these securities over a long- term period. Marketable securities are recorded at the lower of cost or market value. Unrealized appreciation in market value above original cost is not recognized until realized. For short-term securities, the decline in market value below cost is recognized as unrealized loss in earnings while for long-term investments, it is charged to stockholders’ equity unless such decline is not expected to be recovered in the future, in which case it is charged as a loss to the statement of income. Unrealized gains are recognized only to the extent of previously recorded losses. On assessing whether a decline is expected to be recovered in the future, our practice has been to consider all available information concerning the future prospects of our investments including the investees’ financial statements, analyst reports and industry specific publications, and observe whether the investees have significant adverse changes in the general market condition where they operate, significant deteriorations in their earnings performance, credit rating, or business prospects and any significant going concerns issues.

Pursuant to US GAAP, SFAS 115 requires equity investments, other than those over which we exercise significant influence or control, and that have readily determinable fair values to be classified as either trading or available-for-sale securities and for debt investments to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities where we have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Held-to-maturity securities are also assessed for declines in fair value below their amortized cost. If such a decline is deemed to be other than temporary then the decline in value is charged as a loss to the statement of income. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses reported in a separate component of stockholders’ equity except for unrealized losses that are deemed to be other than temporary which are charged to the statement of income. In determining whether a loss is other than temporary, pursuant to guidance provided in SFAS 115, SAB 59 and EITF 03-1, we consider various factors including the duration of the decline in fair value, the magnitude of the decline, our intention and ability to hold the investment to allow for a possible recovery and market or company specific information, such as near term financial prospects and performance that would support the likelihood of recovery. We assess our available-for-sale securities for declines in value on at least a quarterly basis. Our policy is to treat a decline in value to be other than temporary if there is a sustained decline below cost over six consecutive months unless there is sufficient and objectively verifiable evidence to refute this presumption.

Derivative Instruments

The Group has issued several convertible and exchangeable bonds since 2001. These debt instruments contain exchange or conversion option, which give the bondholders the right to convert or exchange the debt into the underlying common stock at the strike price. The conversion or exchange term may contain a fixed foreign exchange rate feature to determine how the debt will convert into common stock denominated in local currency. These debt instruments may also contain call features, which give the issuer the right to redeem the bonds at the early redemption price under certain conditions before maturity. Under US GAAP, the derivative instruments embedded in our exchangeable bonds and convertible bonds, respectively, are subject to the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” If these derivative features warrant separate accounting as derivative instruments under SFAS 133, they were bifurcated from the debt contracts and accounted for separately as derivative instruments with the changes in fair value included in earnings. The fair value of the compound embedded derivative, containing more than one embedded derivative feature, is measured using the option pricing model, which requires us to make various assumptions including expected volatility of the stock over the option’s life and expected life of the option, among other things. In determining these input assumptions, we consider historical trends in conjunction with the exercise of management’s professional judgment. Because the model is sensitive to change in the input assumptions, different assessment of the required inputs may result in different fair value estimates of the options.

We also held assets in the form of credit-linked deposits and these deposits are credit-linked to debt securities issued by other entities (“Reference Entities Securities”). Under US GAAP, these credit-linked deposits, which are linked to the credit worthiness of the Reference Entities Securities, contain an embedded derivative that should be bifurcated pursuant to SFAS 133 from the underlying deposits and measured at fair value with any change in fair value recorded in earnings. The derivative instrument is initially fair valued based on the difference in the present value of the additional interest amount earned using the coupon rate and a risk-free interest rate, and an offsetting asset is recognized to represent the additional interest payments that will be earned by us over the term of the credit-linked deposit. If the credit-worthiness of the Reference Entities Securities has materially changed, the fair value of the derivative would be recalculated with the impact charged to earnings. If not, the change in the derivatives’ fair value would reflect only a change in their time value.

We entered into interest rate swap agreements and designated them as cash flow hedges that effectively convert the floating-rate to fixed-rate domestic bonds according to SFAS 133. For derivative instruments that are designated and qualified as cash flow hedges to hedge the exposure to variability in expected future cash flows, the effective portion of the gain or loss on the derivative instrument is reported as other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Employee Stock Options

Under ROC GAAP, we apply the intrinsic value method to recognize the difference between the market share price and the exercise price of our employee stock options as compensation expense. From January 1, 2004, we also disclose pro forma net income and earnings per share under the fair value method only for the options granted after January 1, 2004.

We have issued employee stock options since 2002. The pro forma information regarding net income and earnings per share is required by SFAS 123, “Accounting for Stock-Based Compensation” to account for the employee stock options. The pro forma net income is determined as if the fair value of our employee stock options was recognized as compensation expense for the year. In estimating the fair value of the stock options, the Black-Scholes option pricing model is used. As discussed in the preceding paragraph, the valuation model requires the input of subjective assumptions and historical records, such as past dividend yields and historical volatility. Because it is unpredictable when our employees will exercise their options, we use the mid-point between the vesting date and the expiration date as the estimation of the expected life of options. As discussed above, different assumptions of the input may lead to different fair value estimates, which in turn may affect our pro forma net income disclosed as the compensation expense varies.

A. Operating Results

Consolidation

Unlike US GAAP, ROC GAAP does not require us to consolidate subsidiaries whose assets and operating revenues are less than 10% of our non-consolidated assets and operating revenues, respectively. See Note 2 to our restated audited consolidated financial statements. As a result, our consolidated financial statements prepared under ROC GAAP do not include the financial results of Fortune Venture Capital Corporation, United Foundry Services Inc., UMC Capital Corporation (including its subsidiary, UMC Capital (USA)) and United Microelectronics Corp. (Samoa) for 2002 and 2003, and Fortune Venture Capital Corporation, Unitruth Investment Corp., UMC Capital Corporation (including its subsidiary, UMC Capital (USA)), United Microelectronics Corp. (Samoa), and United Foundry Service Inc. for 2004, each of which is a consolidated subsidiary under US GAAP. In the aggregate, these subsidiaries had net operating revenues equal to approximately nil of our consolidated revenues for each of the years ended December 31, 2002, 2003 and 2004.

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

Operating Expenses

Our operating expenses consist of the following:

•	Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and related personnel expenses, wafer sample expenses, intellectual property development expenses and related marketing expenses. Wafer samples are actual silicon samples of our customers’ early design ideas made with our most advanced processes and provided to those customers.

•	General and administrative expenses. General and administrative expenses consist primarily of salaries for our administrative, finance and human resource personnel, fees for professional services, and cost of computer and communication systems to support our operations.

•	Research and development expenses. Research and development expenses consist primarily of salaries and related costs for process and technology research and development and depreciation on the equipment used related to our research and development.

Non-operating Income and Expenses

Our non-operating income principally consists of:

•	interest income, which has been primarily derived from time deposits;

•	dividend income, which has been primarily derived from marketable securities and long-term investments;

•	gain on disposal of investments, which has been primarily derived from our disposal of long-term investments; and

•	exchange gain, net.

Our non-operating expenses principally consist of:

•	interest expenses, which have been primarily derived from long-term debt;

•	exchange loss, net;

•	loss on decline in market value and obsolescence of inventories, which has been primarily derived from the loss due to the decline in market value and write-off of our inventories; and

•	other loss, which has been primarily derived from impairment of idle assets.

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

2003 Compared with 2004

Net operating revenues. Net operating revenues increased by 35.0% from NT$95,704 million for 2003 to NT$129,191 million (US$4,070 million) for 2004, largely attributable to an increase in customer demand, which resulted in a 19.1% increase in wafers sold, from 2,619 thousand wafers in 2003 to 3,119 thousand wafers in 2004. The increase in our net operating revenues was partially attributable to an increase in average selling price. Our average selling price in 2004 increased by 12.2% as compared to 2003 as a result of a rise in market pricing and a shift towards higher-priced product mix using more advanced technology. Our 0.18micron and more advanced technologies had contributed approximately 54.2% of our net operating revenues in 2004, as compared to 41.1% in 2003.

Cost of goods sold. Cost of goods sold increased by 25.0% from NT$73,938 million for 2003 to NT$92,393 million (US$2,911 million) for 2004, largely resulted from a 19.1% increase in wafers sold in 2004, from 2,619 thousand wafers in 2003 to 3,119 thousand wafers in 2004. The increase in cost of goods sold was partially resulted from a shift towards higher-cost product mix using more advanced technology. Our 0.18micron and more advanced technologies had contributed to approximately 54.2% of our net operating revenues in 2004, compared to 41.1% in 2003.

Gross profit and gross margin. Our gross margin fluctuation depends on the level of manufacturing capacity, wafer shipments and product mix. Gross margin increased from 22.7% for 2003 to 28.5% for 2004. As our utilization rates increased, our costs were allocated over a larger number of units, which led to lower unit costs. Higher wafer shipment, price increases and the improvement in overall product mix also improve our gross margin.

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

General and administrative expenses. Our general and administrative expenses increased by 21.4% from NT$3,996 million for 2003 to NT$4,853 million (US$153 million) for 2004 largely due to increases in amortization of goodwill from our investment in UMCi amounting to NT$321 million (US$10 million). In addition, the increase in our general and administrative expenses was also attributable to an increase in personnel expenses, since we accrued more incentives to our employees due to significant growth in our net operating income from NT$95,704 million for 2003 to NT$129,191 million (US$4,070 million) for 2004. Our general and administrative expenses as a percentage of our net operating revenues decreased slightly from 4.1% for 2003 to 3.8% for 2004.

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

2002 Compared with 2003

Net operating revenues. Net operating revenues increased by 26.9% from NT$75,425 million for 2002 to NT$95,704 million for 2003, largely attributable to an increase in customer demand, which resulted in a 39.9% increase in wafers sold from 1,872 thousand wafers in 2002 to 2,619 thousand wafers in 2003. The increase in net operating revenues was partially offset by a 3.1% decrease in the average selling price of our wafers in US dollar terms for 2003. The decrease in the average selling price of our wafers in US dollar terms was primarily the result of a decline in market pricing, partially offset by a more favorable product mix as we experienced a shift in product mix toward higher priced products using more advanced technologies. Our 0.18micron and more advanced technologies had contributed to approximately 41.1% of our net operating revenues in 2003, as compared to 26.7% in 2002.

Cost of goods sold. Cost of goods sold increased by 17.6% from NT$62,887 million for 2002 to NT$73,938 million for 2003, largely resulted in a 39.9% increase in wafers sold from 1,872 thousand wafers in 2002 to 2,619 thousand wafers in 2003. The increase in cost of goods sold was partially offset by an increase in the capacity utilization. Our capacity utilization increased from 65.2% in 2002 to 84.8% in 2003. As our utilization rates increased, our costs were allocated over a larger number of units, which led to lower unit costs.

Gross profit and gross margin. Our gross margin fluctuation depends primarily on the level of manufacturing capacity, wafer shipments and product mix, among other factors. Gross margin increased from 16.6% for 2002 to 22.7 % for 2003. The improvement in gross margin was primarily driven by higher capacity utilization, as our capacity utilization increased from 65.2% in 2002 to 84.8% in 2003. Due to the increase in our utilization rates, our costs were allocated over a larger number of units, which led to lower unit costs. Higher wafer shipment and the improvement in overall product mix also improve our gross margin.

Operating income and operating margin. Operating income increased substantially from NT$112 million for 2002 to NT$9,740 million for 2003. Our operating margin increased from 0.1% for 2002 to 10.2% for 2003. Operating expenses decreased by 3.2% from NT$12,426 million for 2002 to NT$12,026 million for 2003.

Sales and marketing expenses. Our sales and marketing expenses increased by 42.2% from NT$1,527 million for 2002 to NT$2,171 million for 2003. The increase in sales and marketing expenses was largely attributable to our increased business activities. Due mainly to an increase in purchasing intellectual properties from third parties to help our customers to develop SoC and wafer sample expenses. Our sales and marketing expenses as a percentage of our net operating revenues increased from 2.0% for 2002 to 2.3% for 2003.

General and administrative expenses. Our general and administrative expenses increased by 13.2% from NT$3,531 million for 2002 to NT$3,996 million for 2003. The increase partially reflected the effect of UMCi start-up costs in 2003. UMCi start-up cost was classified as general and administrative expense before it began volume production in the first quarter of 2004. UMCi start-up cost was NT$1,330 million in 2003 compared with NT$514 million in 2002. Our general and administrative expenses as a percentage of our net operating revenues decreased from 4.7% for 2002 to 4.1% for 2003.

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

Net non-operating income. Net non-operating income decreased from NT$6,904 million for 2002 to NT$4,956 million for 2003 mainly due to a decrease in interest income, a decrease in gain on disposal of investments and an increase in other investment loss. Interest income decreased from NT$1,644 million for 2002 to NT$1,141 million for 2003, mainly due to a decrease in interest income from our time deposits, which resulted from general market interest rate decline. Gain on disposal of investments decreased from NT$8,473 million for 2002 to NT$6,885 million for 2003 mainly due to a decrease in the gain on disposal of investments in AU Optronics. Moreover, we disposed of all shares of Trecenti and recognized a gain on disposal of investments in Trecenti in 2002. Other investment loss increased from NT$1,419 million for 2002 to NT$1,866 million for 2003 mainly due to write-offs of our investments in Vialta and LightCross.

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

Reference Entities	Principal Amount in Original Currency		Due Date
Siliconwave Precision Industries Co., Ltd., European Convertible Bonds and Loans	NT$	400 million	February 5, 2007
Siliconwave Precision Industries Co., Ltd., European Convertible Bonds and Loans	NT$	200 million	February 5, 2007
Chi Feng Blinds Industry Co., Ltd., European Convertible Bonds	US$	2 million	December 19, 2005
HannStar Display Corporation, European Convertible Bonds	US$	5 million	October 19, 2005
UMC Japan, European Convertible Bonds		¥640 million	March 28, 2007
UMC Japan, European Convertible Bonds		¥600 million	November 29, 2007
UMC Japan, European Convertible Bonds		¥400 million	November 29, 2007
Cathay Financial Holding Co., Ltd., European Convertible Bonds	US$	3 million	May 23, 2005
Cathay Financial Holding Co., Ltd., European Convertible Bonds	US$	2 million	May 23, 2005
Advanced Semiconductor Engineering Inc., European Convertible Bonds and Loans	NT$	200 million	September 25, 2007
UMC Japan, European Convertible Bonds		¥1,000 million	March 29, 2007
UMC Japan, European Convertible Bonds		¥2,000 million	November 28, 2007
UMC Japan, European Convertible Bonds		¥1,100 million	March 29, 2007

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

Transactions with Related Parties

Our transactions with related parties have been conducted on arm’s-length terms. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 25 to our restated audited consolidated financial statements included in this annual report.

Inflation/Deflation

We do not believe that inflation in the ROC has had a material impact on our results of operations.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain material respects from US GAAP. Such differences include methods of consolidation and methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP. Note 33 to our restated audited financial statements, included in this annual report, provide a discussion and quantification of the material differences between ROC GAAP and US GAAP as they related to us. We provide a discussion of some of the material differences included therein below.

The following table sets forth a comparison of our net income and stockholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated.

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in millions)
	Restated (1)	Restated (1)	Restated (1)	Restated (1)
Net income (loss)
Net income (loss), ROC GAAP	7,072	14,020	31,843	1,003
US GAAP adjustments:
Compensation	(7,349)	(2,915)	(3,751)	(118)
Investment in debt and equity securities	130	2,168	(2,710)	(85)
Equity investments:
Compensation	(471)	(421)	(371)	(12)
Net income variance between US GAAP and ROC GAAP	(126)	(111)	(400)	(13)
Interest expense of the convertible / exchangeable bonds issued	(270)	(305)	(88)	(3)
Change in fair value of the embedded derivatives in convertible / exchangeable bonds issued	815	(347)	520	16

Impairment loss on goodwill	—	—	(39,795)	(1,254)

Consolidated goodwill amortization	—	—	21	1
Income tax effect	(23)	242	494	16

Net income (loss), US GAAP	(222)	12,331	(14,237)	(449)

	As of December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in millions)
	Restated (1)	Restated (1)	Restated (1)	Restated (1)
Stockholders’ equity
Total stockholders’ equity, ROC GAAP	217,424	232,233	266,374	8,392
Compensation	67	129	154	5
Equity investments
Net income variance between US GAAP and ROC GAAP	(592)	(477)	394	12
Stockholders’ equity variance between US GAAP and ROC GAAP	1,560	951	1,068	34
Investment in debts and equity securities	16,568	32,842	16,477	519
Treasury stock	(8)	(3)	(2)	(0)

Derivatives instruments	815	449	572	18
Convertible/Exchangeable bonds	(270)	(575)	(663)	(21)
Unamortized goodwill due to acquisition	98,268	98,268	98,268	3,096
Difference arising from merger	—	—	(840)	(26)
Impairment loss on goodwill	—	—	(39,795)	(1,254)
Income tax effect	(323)	(81)	413	13

Stockholders’ equity, US GAAP	333,509	363,736	342,420	10,788

(1)	Refer to Note 33 to our restated audited financial statements included elsewhere in this annual report .

Difference between ROC GAAP and US GAAP that have a material effect on our net income and stockholders’ equity under ROC GAAP include compensation expenses pertaining to stock bonuses to employees, derivative instruments, investments in debt and equity securities and consolidated goodwill.

Compensation Expenses

Pursuant to our Articles of Incorporation, we are required, under certain circumstances, to distribute a certain percentage of unappropriated earnings to employee bonuses and remuneration to directors and supervisors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. The remuneration to directors and supervisors is settled in cash while the employee bonuses for 2001, 2002 and 2003 were settled in the form of shares and for future periods such bonuses will be settled in cash or shares at the Group’s discretion. The number of shares granted as employee bonuses is determined by dividing the total nominal NT dollar amount of the bonuses to be settled in shares by the par value of the shares, i.e. NT$10 per share, rather than their market value, which has generally been substantially higher than par value. Under ROC GAAP, the distribution of employee bonuses and remuneration to directors and supervisors are treated as appropriation of retained earnings, and we are not required to, and do not, charge them to earnings. Under US GAAP, however, we are required to charge the market value of the shares for employee bonuses and the cash amount of remuneration as compensation expenses in the related service period, correspondingly reducing our net income and earnings per share calculated in accordance with US GAAP. When services are rendered, the fair value of the minimum bonuses is recognized as the compensation expense based on the provisions of our Articles of Incorporation which mandates a minimum percentage of our undistributed earnings, after certain adjustments, to be retained as bonuses and remuneration. The minimum bonuses in shares are fair valued by using the closing price at the balance sheet date because the shareholders’ approval obtained in the subsequent year is reasonably assured. When bonuses are approved by the shareholders in the subsequent year, which normally occurs during the second fiscal quarter, an additional compensation expense is recorded for the difference between the minimum amount initially accrued and the fair market value of the shares actually granted to employees. Accordingly, net income and earnings per share calculated under ROC GAAP and US GAAP will be different. See Note 33 to our restated audited consolidated financial statements.

Derivative Instruments

Under US GAAP, as prescribed by SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, the embedded derivative features contained in our exchangeable bonds, convertible bonds and credit-linked deposits are bifurcated and separately accounted for, if the economic characteristics and risks of the embedded derivative instruments and the host contracts are not clearly and closely related. Those bifurcated embedded derivatives are accounted for at fair value with the changes in fair value included in earnings of the year. As for the freestanding derivative such as interest rate swap agreements, which are designated and qualified as cash flow hedging instruments for floating-rate domestic bonds, the effective portion of the gain or loss on the hedging instruments is reported as other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Under ROC GAAP, those derivative instruments are neither bifurcated nor required to be accounted for as a hedging instrument. See Note 33 to our restated audited consolidated financial statements.

Investments in Debt and Equity Securities

Under ROC GAAP, marketable securities are classified as either short-term or long-term investments and carried at the lower of aggregate cost or market value. The determination of whether an investment is short-term or long-term takes into consideration the Company’s ability and intention to hold those securities, whether the securities have quoted market prices and whether the securities are actively bought and sold by the Company. All unrealized losses for short term investments are recognized in the statement of income and to the extent unrealized gains represent recoveries of previously recorded losses, they are recognized in the statement of income. Unrealized gains in excess of original cost are not recognized until realized. For long term investments, a decline in market value below cost is charged to stockholders’ equity unless this decline is not expected to be recovered in the future in which case, the decline is charged as a loss to the statement of income. Unrealized appreciation in market value above original cost is not recognized until realized. Under US GAAP, according to SFAS 115, equity securities, over which the Group exercises no significant influence or control and with readily determinable fair values, and debt securities are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income except for unrealized losses that are deemed to be other than temporary which are charged to earnings. See Note 33 to our restated audited consolidated financial statements.

Consolidated Goodwill

Under ROC GAAP, the fair value of the net assets received is deemed to be the value of the consideration for the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits in January 2000. Under ROC GAAP, the acquisition cost of merger with SiSMC was determined using the average market price of the shares exchanged over one month before the effective date, which represented the reasonable market price of the net assets merged from SiSMC. Under US GAAP, EITF No. 99-12 requires that the securities exchanged should be valued based on the market prices a few days before and after the date when the terms of the acquisition are agreed to and announced. Under US GAAP, the acquisition was accounted for using the purchase method of accounting and the purchase price was determined using the market value of the shares exchanged. The difference between the fair value of the shares exchanged and the fair value of the net assets acquired created goodwill. Upon the adoption of SFAS 141 & 142 on January 1, 2002 by us, goodwill ceased to be amortized and is subject to an annual impairment test or when events and circumstances indicate a possible impairment may exist. The Company has determined that it has one reporting unit whose fair value is best determined by its quoted market prices on the New York Stock Exchange (for its ADS securities) and on the Taiwan Stock Exchange (for its common stock). Goodwill is assigned to the one reporting unit and tested, pursuant to SFAS 142, annually on December 31, as determined by the Company’s accounting policy. In the past, the quoted market prices on these stock exchanges have been very volatile which the Company believes is reflective of the cyclical nature of its business and industry. In fiscal years 2002 and 2003, its stock price at year end supported its conclusion that no goodwill impairment loss existed. During 2004, the Company experienced a gradual and continual decline in its stock price commencing in the second quarter of 2004. The Company believes the decline was primarily driven by lower investor confidence in the short-term prospects of the Taiwan semiconductor industry which also had the same impact on the stock prices of other semiconductor companies in Taiwan. As such, the Company recognized a goodwill impairment charge of NT$39,795 million as of December 31, 2004 (2003 – NT$nil; 2002 – NT$nil).

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

D. Trend Information

Please refer to “—Overview “ for a discussion of the most significant recent trends in our production, sales, costs and selling prices. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments and events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

The following table sets forth total compensation paid to each of our directors and supervisors in their respective capacities in 2004.

Name	Capacity	Total Compensation
		(in NT$ thousands)
Robert H.C. Tsao	Chairman and managing director	2,250
John Hsuan	Vice Chairman and managing director	2,250
Peter Chang	Vice Chairman and managing director (Representative of Hsun Chieh Investment Co.)	2,250	(1)
Jackson Hu	Director (Representative of Chuin Li Investment Co.)	2,250	(1)
Hong-Jen Wu	Director (Representative of Chuin Tsie Investment Co.)	2,250	(1)
Ching-Chang Wen	Director (Representative of Shieh Li Investment Co.)	2,250	(1)
Jack K.C. Wang	Director	2,250
Mao-Chung Lin	Director	2,250
Paul S.C. Hsu	Director	2,250
Tzong-Yeong Lin	Supervisor (Representative of Chaio Tung Bank Co., Ltd.)	2,250	(1)
Tzyy Jang Tseng	Supervisor (Representative of Hsun Chieh Investment Co.)	2,250	(1)
Tsing-Yuan Hwang	Supervisor (Representative of Chuin Tsie Investment Co.)	2,250	(1)

(1)	Paid to legal entity for which individual served as representative.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

An evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management as at the reporting date prior to the filing of our 2004 Annual Report on Form 20-F.

Following such evaluation, we have continued the process of documenting and testing our internal control procedures in preparation of our becoming subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Act”). Beginning with our Annual Report on Form 20-F for the year ending December 31, 2006, we will be required under Section 404 of the Act to provide annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments.

Subsequent to the filing of our initial annual report on Form 20-F for the year ended December 31, 2004, and in the process of addressing comments received from the US SEC on our original annual report, we discovered that certain US GAAP financial information was miscalculated and resulted in the restatements of our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 with respect to certain US GAAP financial information as disclosed in Note 33 to our financial statements. The restatements related to non-cash charges and adjustments to goodwill, derivative instruments, and employee stock bonuses.

During the period covered by this report, there were no significant changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As a result of discovering the miscalculation noted above, we have taken a series of steps to strengthen our internal control over financial reporting in light of the above material weakness and ineffectiveness of controls and procedures at the reporting date, including increasing our internal resources to address US GAAP matters and increasing the level of management review and oversight of our financial statement close process.

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

ITEM 18. FINANCIAL STATEMENTS

The following is a list of the restated audited consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

United Microelectronics Corporation

By:	/s/ Chitung Liu
Name:	Chitung Liu
Title:	Chief Financial Officer

Date: February 13, 2006

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

As more fully described in note 33, the consolidated financial statements for the years ending December 31, 2002, 2003 and 2004 have been restated.

/s/ Diwan, Ernst & Young

DIWAN, ERNST & YOUNG

CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan

Republic of China

June 10, 2005 except for note 33 as to which the date is February 9, 2006

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands)

	Notes	As of December 31,
		2003	2004
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	2, 4	118,771,773	101,381,973	3,194,139
Marketable securities, net	2, 5	1,820,328	3,143,697	99,045
Notes receivable	6	8,756	2,040	64
Notes receivable - related parties	25	101,753	39,034	1,230
Accounts receivable, net	2, 7	15,079,068	11,267,614	354,997
Accounts receivable - related parties, net	2, 25	3,285,371	2,036,788	64,171
Other receivables	2	708,946	661,623	20,845
Other financial assets, current	2, 8, 31	2,446,603	453,845	14,299
Inventories, net	2, 9	8,370,165	10,012,998	315,470
Prepaid expenses		752,697	327,810	10,328
Deferred income tax assets, current	2, 22	2,953,378	3,608,968	113,704
Restricted bank balances	26	21,875	—	—
Other current assets		1,089	—	—

Total current assets		154,321,802	132,936,390	4,188,292
Funds and long-term investments	2, 10
Long-term investments accounted for under the equity method		21,905,026	21,395,116	674,074
Long-term investments accounted for under the cost method		16,964,768	11,538,899	363,545
Prepaid long-term investments		52,343	16,630	524
Less: Allowance for loss on decline in market value		(62,888)	(238,367)	(7,510)

Total funds and long-term investments		38,859,249	32,712,278	1,030,633
Other financial assets, noncurrent	2, 8, 31	1,848,530	2,562,754	80,742
Property, plant and equipment	2, 11, 25, 26, 27
Land		1,560,237	1,320,095	41,591
Buildings		17,721,538	21,237,012	669,093
Machinery and equipment		273,066,176	358,501,761	11,294,951
Furniture and fixtures		2,521,756	2,638,541	83,130
Leasehold improvements		40,848	38,620	1,217

Total cost		294,910,555	383,736,029	12,089,982
Less : Accumulated depreciation		(168,200,915)	(223,457,030)	(7,040,234)
Add : Construction in progress and prepayments		22,846,921	31,745,156	1,000,162

Property, plant and equipment, net		149,556,561	192,024,155	6,049,910

Goodwill	2, 24	9,978	4,497,726	141,705
Deferred charges	2	3,038,689	2,864,368	90,245
Deferred income tax assets, noncurrent	2, 22	4,485,003	3,790,903	119,436
Other assets	2, 12, 26	2,393,991	4,916,309	154,893

Total assets		354,513,803	376,304,883	11,855,856

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	13	1,884,899	2,986,919	94,106
Notes payable		153,892	189,497	5,970
Accounts payable		5,787,440	4,724,287	148,843
Accounts payable - related parties	25	812,849	682,048	21,489
Income tax payable	2	224,930	241,449	7,607
Accrued expenses		5,213,758	9,204,536	289,998
Payable to equipment suppliers		7,370,809	8,071,379	254,297
Current portion of long-term interest-bearing liabilities	14, 15, 25, 26	20,923,327	8,261,146	260,275
Current portion of capacity deposits	27	1,767,910	2,237,086	70,482

Total current liabilities		44,139,814	36,598,347	1,153,067
Long-term liabilities
Bonds payable	2, 10, 14	58,213,913	43,018,761	1,355,348
Long-term loans	15, 25, 26	2,120,533	18,269,357	575,595
Accrued pension liabilities	2,16	2,309,892	2,713,408	85,489
Deposits-in		5,255	19,301	608
Other long-term liabilities		413,326	582,956	18,366

Total long-term liabilities		63,062,919	64,603,783	2,035,406

Total liabilities		107,202,733	101,202,130	3,188,473

Minority interests		15,078,024	8,728,877	275,012

Stockholders’ equity
Capital stock	2, 17, 18, 24	161,407,435	177,923,859	5,605,667
Capital reserve	2, 18, 24	80,074,184	84,933,195	2,675,904
Retained earnings	20	26,794,291	42,401,701	1,335,907
Unrealized loss on long-term investments	2	(90,864)	(424,713)	(13,381)
Cumulative translation adjustment	2	913,877	(1,319,452)	(41,571)
Treasury stock	2, 19	(36,865,877)	(37,140,714)	(1,170,155)

Total stockholders’ equity		232,233,046	266,373,876	8,392,371

Total liabilities and stockholders’ equity		354,513,803	376,304,883	11,855,856

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

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in thousands)

	Capital Stock			Retained Earnings
	Common Stock	Shares	Capital Reserve	Special Reserve	Legal Reserve	Unappropriated Earnings	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2002	133,356,954	13,335,695	82,115,682	2,242,284	10,686,225	21,223,870	(470,931)	(160,470)	(35,671,361)	213,322,253
Appropriation of 2001 retained earnings
Special reserve	—	—	—	(1,610,302)	—	1,610,302	—	—	—	—
Stock dividends	19,680,182	1,968,018	—	—	—	(19,680,182)	—	—	—	—
Employees’ bonus	1,711,320	171,132	—	—	—	(1,711,320)	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	(2,739,918)	(2,739,918)
Treasury stock held by unconsolidated subsidiaries	—	—	—	—	—	—	—	—	(171,840)	(171,840)
Net income in 2002	—	—	—	—	—	7,072,032	—	—	—	7,072,032
Transfer of capital reserve arising from gain on disposal of property, plant and equipment to retained earnings	—	—	(170,473)	—	—	170,473	—	—	—	—
Transfer of capital reserve arising from gain on disposal of property, plant and equipment of investees to retained earnings	—	—	(672)	—	—	672	—	—	—	—
Adjustment of capital reserve accounted for under the equity method	—	—	(69,046)	—	—	—	—	—	—	(69,046)
Changes in unrealized loss on long-term investments of investees	—	—	—	—	—	—	(878,317)	—	—	(878,317)
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	889,321	—	889,321

Balance at December 31, 2002	154,748,456	15,474,845	81,875,491	631,982	10,686,225	8,685,847	(1,349,248)	728,851	(38,583,119)	217,424,485

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Continued)

(Expressed in thousands)

	Capital Stock			Retained Earnings
	Common Stock	Shares	Capital Reserve	Special Reserve	Legal Reserve	Unappropriated Earnings	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2003	154,748,456	15,474,845	81,875,491	631,982	10,686,225	8,685,847	(1,349,248)	728,851	(38,583,119)	217,424,485
Appropriation of 2002 retained earnings
Legal reserve	—	—	—	—	724,250	(724,250)	—	—	—	—
Special reserve	—	—	—	715,012	—	(715,012)	—	—	—	—
Stock dividends	6,079,252	607,926	—	—	—	(6,079,252)	—	—	—	—
Directors’ and supervisors’ remuneration	—	—	—	—	—	(5,650)	—	—	—	(5,650)
Employees’ bonus	579,727	57,973	—	—	—	(579,727)	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	(2,056,064)	(2,056,064)
Treasury stock transferred to employees	—	—	—	—	—	(565,716)	—	—	3,773,306	3,207,590
Net income in 2003	—	—	—	—	—	14,020,257	—	—	—	14,020,257
Transfer of capital reserve arising from gain on disposal of property, plant and equipment of investees to retained earnings	—	—	(325)	—	—	325	—	—	—	—
Adjustment of capital reserve accounted for under the equity method	—	—	(1,800,982)	—	—	—	—	—	—	(1,800,982)
Changes in unrealized loss on long-term investments of investees	—	—	—	—	—	—	1,258,384	—	—	1,258,384
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	185,026	—	185,026

Balance at December 31, 2003	161,407,435	16,140,744	80,074,184	1,346,994	11,410,475	14,036,822	(90,864)	913,877	(36,865,877)	232,233,046

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

Earnings per Share

Earnings per share are computed according to the ROC SFAS No. 24. Basic earnings per share is computed by dividing net income (loss) by weighted average number of shares outstanding during the year. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income (loss) would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted average outstanding shares are adjusted retroactively for stock dividends and bonus share issues.

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

Merger

The Company merged with SiSMC and recognized the sum of the difference between the acquisition costs, which are the market price of equity stocks issued and other related costs, and the fair value of the identifiable net assets acquired as goodwill in compliance with the ROC SFAS No. 25 “ Enterprise Mergers—Accounting of Purchase Method.” The fair value of identifiable net assets and goodwill deducted from the par value of the equity stocks issued and other related costs is recognized as capital reserve.

3.	Accounting Change

None.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Cash and Cash Equivalents

	As of December 31,
	2003	2004
	NT$’000	NT$’000
Cash:
Cash on hand	3,344	2,396
Checking and savings accounts	3,263,716	5,963,814
Time deposits	105,578,263	86,889,832

Subtotal	108,845,323	92,856,042
Cash equivalents:
Commercial paper	9,926,450	8,525,931

Total	118,771,773	101,381,973

5.	Marketable Securities, Net

	As of December 31,
	2003	2004
	NT$’000	NT$’000
Listed equity securities	1,443,545	1,446,302
Convertible bonds	376,783	1,756,248

Total	1,820,328	3,202,550
Less: Allowance for loss on decline in market value	—	(58,853)

Net	1,820,328	3,143,697

6.	Notes Receivable

	As of December 31,
	2003	2004
	NT$’000	NT$’000
Notes receivable	8,756	2,040

7.	Accounts Receivable, Net

	As of December 31,
	2003	2004
	NT$’000	NT$’000
Accounts receivable	15,500,554	11,779,505
Less: Allowance for sales returns and discounts	(325,745)	(437,549)
Less: Allowance for doubtful accounts	(95,741)	(74,342)

Net	15,079,068	11,267,614

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Other Financial Assets, Current

	As of December 31,
	2003	2004
	NT$’000	NT$’000
Credit-linked deposits and repackage bonds	4,166,594	2,942,434
Interest rate swaps	128,539	35,532
Forward contracts	—	38,633

Total	4,295,133	3,016,599
Less: Noncurrent portion	(1,848,530)	(2,562,754)

Net	2,446,603	453,845

Please refer to Note 31 for disclosures on risks of other financial assets.

9.	Inventories, Net

	As of December 31,
	2003	2004
	NT$’000	NT$’000
Raw materials	209,616	252,847
Supplies and spare parts	1,607,312	2,208,545
Work in process	6,880,234	7,837,998
Finished goods	194,651	1,500,101

Total	8,891,813	11,799,491
Less: Allowance for loss on decline in market value and obsolescence	(521,648)	(1,786,493)

Net	8,370,165	10,012,998

(1)	The insurance coverage for inventories amounted to NT$8,328 million and NT$11,093 million as of December 31, 2003 and 2004, respectively.
(2)	Inventories were not pledged.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Long-term Investments

(1)	Details of long-term investments are as follows:

(Equity securities refer to common shares unless otherwise stated)

	As of December 31,
	2003		2004
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
	NT$’000		NT$’000
Investments accounted for under the equity method:
United Foundry Service, Inc.	95,484	100.00	103,881	100.00
UMC Capital Corporation	1,265,822	100.00	1,310,493	100.00
United Microelectronics Corp. (Samoa)	7,463	100.00	5,854	100.00
Unitruth Investment Corp.	—	—	100,115	100.00
Fortune Venture Capital Corporation	2,280,265	99.99	2,354,878	99.99
Pacific Venture Capital Co., Ltd	313,298	49.99	304,810	49.99
Thintek Optronics Corp.	73,421	49.99	53,618	49.99
UCA Technology, Inc.	49,500	49.50	43,097	49.50
United Radiotek Incorporation	91,426	49.50	86,107	49.04
Vista Point, Inc.	62,030	48.77	31,263	48.77
DuPont Photomasks Taiwan Ltd.	1,069,669	45.35	1,058,515	45.35
Unitech Capital Inc.	757,050	42.00	730,930	42.00
UC Fund II	164,162	35.45	150,079	35.45
Unimicron Technology Corp.	4,875,575	33.41	5,280,435	32.65
RiRa Electronics, Inc.	43,355	32.50	13,106	32.50
Star Semiconductor Corp.	47,022	48.48	37,161	28.20
AFA Technology, Inc.	70,372	48.97	42,660	26.53
Holtek Semiconductor Inc.	715,142	27.59	731,442	25.23
Crystal Media, Inc.	—	—	21,150	24.88
Faraday Technology Corp.	1,918,758	24.82	1,940,771	23.88
ITE Tech Inc.	341,310	24.38	281,313	22.23
Novatek Microelectronics Corp. (Note A)	1,380,336	20.95	1,735,661	19.12
Ubit Technology, Inc. (Note A)	19,900	39.80	17,120	18.99
Harvatek Corporation (Note A)	278,527	18.84	349,074	18.23
Patentop, Ltd. (Note A)	11,688	18.00	6,599	18.00
AMIC Technology Corporation (Note A)	142,154	16.96	125,071	16.82

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2003		2004
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
	NT$’000		NT$’000
Investments accounted for under the equity method: (continued)
Applied Component Technology Corp. (Note A)	43,872	21.42	19,874	16.44
Silicon Integrated Systems Corp. (Note C)	5,288,088	16.18	4,226,303	16.16
U-Media Technology, Inc. (Note A)	—	—	12,000	11.11
Smedia Technology Corp. (Note A)	—	—	18,000	10.59
SerComm Corporation (Note A)	168,827	10.46	174,903	9.80
AMOD Technology Co., Ltd. (Note A)	—	—	5,875	9.40
Davicom Semiconductor, Inc. (Note A)	—	—	22,958	2.50
Bravotek Corporation	37,500	50.00	—	—
VastView Technology, Inc.	60,567	33.81	—	—
Chariotek Inc.	28,500	47.50	—	—
Advance Materials Corporation	166,443	15.78	—	—
Wiseware Technology Corporation	37,500	25.00	—	—

Subtotal	21,905,026		21,395,116

Investments accounted for under the cost method or the lower of cost or market value method:
VastView Technology, Inc.	—	—	29,759	19.94
Kits OnLine Technology Corp.	56,231	15.91	56,231	15.91
Advance Materials Corporation	—	—	152,321	15.78
Everglory Resource Technology Co., Ltd.	74,000	15.14	74,000	15.14
LighTuning Tech., Inc.	24,772	15.08	24,772	15.08
Printech International Inc.	30,000	12.00	30,000	12.00
Golden Technology Venture Capital Investment Corp.	80,000	10.67	80,000	10.67
MediaTek Incorporation	1,055,237	11.13	969,048	10.06
NCTU Spring I Technology Venture Capital Investment Corp.	43,482	10.06	43,482	10.06
Trendchip Technologies Corp.	60,406	9.25	60,406	9.25
Incomm Technologies Co., Ltd.	44,480	12.60	36,140	8.67
United Industrial Gases Co., Ltd.	146,250	8.27	146,250	8.11
Ralink Technology Corporation	55,500	7.40	55,500	7.40
Subtron Technology Co., Ltd.	244,080	8.14	244,080	7.29

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2003		2004
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
	NT$’000		NT$’000
Investments accounted for under the cost method or the lower of cost or market value method (continued):
EE Solution, Inc.	—	—	51,900	7.28
Chipsence Corp.	—	—	41,800	6.91
Giga Solution Technology Co., Ltd.	—	—	105,000	6.83
Epitech Corporation	94,613	6.90	117,823	6.75
Fortune Semiconductor Corporation	71,500	8.21	71,500	6.64
NCTU Spring Venture Capital Co., Ltd.	20,000	6.28	20,000	6.28
Riselink Venture Capital Corp.	—	—	80,000	6.20
C-Com Corporation	62,681	14.97	9,806	5.36
Cosmos Technology Venture Capital Investment Corp.	40,000	5.03	40,000	5.03
Parawin Venture Capital Corp.	50,000	5.00	50,000	5.00
HiTop Communications Corp.	—	—	17,964	4.99
Industrial Bank of Taiwan Corp.	1,150,000	5.00	1,139,196	4.95
Programmable Microelectronics (Taiwan) Corp.	—	—	23,760	4.95
Beyond Innovation Technology Co., Ltd.	22,158	8.00	18,096	4.86
Animation Technologies Corp.	—	—	29,700	4.74
Coretronic Corporation	276,192	4.46	276,192	4.32
Taiwan Asia Pacific Venture Fund	29,295	4.15	21,625	4.15
IBT Venture Co.	90,000	3.81	76,142	3.81
ZyDAS Technology Corp.	—	—	23,000	3.33
ProSys Technology Integration, Inc.	2,790	3.08	2,790	3.08
Brodweb Corp.	—	—	8,000	2.86
Billionton Systems Inc.	30,948	3.05	30,948	2.77
Uli Electronics Inc.	—	—	44,940	2.63
Sheng-Hua Venture Capital Corp.	50,000	2.50	50,000	2.50
Princeton Technology Corporation	97,901	2.43	97,901	2.36
Pixart Imaging, Inc.	16,107	1.91	16,107	1.84
Taimide Tech., Inc.	—	—	37,500	1.83
AU Optronics Corp. (Note B)	5,991,447	9.74	959,082	1.44
Mega Financial Holding Company	4,991,630	1.36	4,991,630	1.36
ULTRA CHIP, Inc.	38,000	3.01	15,048	1.19
Trident Technologies, Inc.	—	—	12,025	0.97

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2003		2004
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
	NT$’000		NT$’000
Investments accounted for under the cost method or the lower of cost or market value method (continued):
Largan Optoelectronics, Co., Ltd.	39,866	0.71	39,866	0.69
Premier Image Technology Corporation	27,964	0.62	27,964	0.59
Averlogic Corporation	1,391	0.19	1,159	0.16
Taiwan High Speed Rail Corporation (Note D)	300,000	—	300,000	—
Pacific Technology Partners, L.P. (Note E)	282,086	—	336,099	—
ForteMedia, Inc. (Note D)	108,456	—	108,456	—
Pacific United Technology, L.P. ((Note E)	69,260	—	126,560	—
Alpha and Omega Semiconductor, Inc. (Note D)	46,883	—	46,883	—
VenGlobal Capital Fund III, L.P. (Note E)	33,195	—	33,195	—
Formerica International Holding, Inc. (Note D)	30,898	—	30,898	—
Aurora Systems, Inc. (Note D)	6,355	—	6,355	—
Silicon Data International Co., Ltd.	10,200	1.75	—	—
Giga Solution Technology Co., Ltd.	105,000	19.44	—	—
Enovation Group, Inc.	11,809	14.34	—	—
ATP Electronics Taiwan, Inc.	50,000	10.00	—	—
RF Integration Corporation	98,610	9.76	—	—
Union Technology Corp.	18,000	5.14	—	—
Leadtek Research, Inc.	99,875	4.74	—	—
King Yuan Electronics Co., Ltd.	366,101	3.33	—	—
Linden Technologies, Inc. (Note D)	92,385	—	—	—
Chip Express Corporation (Note D)	68,198	—	—	—
Primarion, Inc. (Note D)	38,816	—	—	—
Broadcom Corporation (Note D)	7,093	—	—	—
SandCraft, Inc. (Note D)	4,832	—	—	—
Triscend Corp. (Note D)	4,600	—	—	—
Netlogic Microsystems, Inc. (Note D)	3,195	—	—	—

Subtotal	16,964,768		11,538,899

Prepaid long-term investments :
Chip Advanced Technology	—		16,630
EE Solutions	52,343		—

Subtotal	52,343		16,630

Less: Allowance for loss on decline in market value	(62,888)		(238,367)

Total	38,859,249		32,712,278

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A:	The investments were accounted for under the equity method as the percentage of ownership directly and indirectly held was over 20% or significant influences were exercised by the Group.

Note B:	Among the shares held by the Company in AU Optronics Corp., approximately 337,455 thousand and 71,215 thousand shares with the book value of NT$4,772 million and NT$959 million as of December 31, 2003 and 2004, respectively, were utilized as reference shares for the Company’s zero coupon exchangeable bonds.

Note C:	During the first quarter of 2003, the Company acquired additional interests in Silicon Integrated Systems Corp., an investee previously accounted for under the lower of cost or market value method. Percentage of voting rights held by the Company was the highest among shareholders and significant influences were exercised. Thus, equity method was applied.

Note D:	The amount represented the investments in preferred shares. As the Group did not possess voting rights and significant influences, thus cost method was applied.

Note E:	The amounts represented investments in limited partnership without voting rights. As the Group was not able to exercise significant influences, the investments were accounted for under the cost method.

(2)	Investment income accounted for under the equity method, which were based on the audited financial statements of the investees, were NT$231 million, NT$301 million and NT$552 million for the years ended December 31, 2002, 2003 and 2004, respectively.

(3)	The long-term investments were not pledged.

11.	Property, Plant and Equipment

	As of December 31, 2003
	Cost	Accumulated Depreciation	Book Value
	NT$’000	NT$’000	NT$’000
Land	1,560,237	—	1,560,237
Buildings	17,721,538	(4,341,358)	13,380,180
Machinery and equipment	272,927,438	(162,407,026)	110,520,412
Transportation equipment	90,955	(46,809)	44,146
Furniture and fixtures	2,521,756	(1,339,705)	1,182,051
Leased assets	47,783	(31,855)	15,928
Leasehold improvements	40,848	(34,162)	6,686
Construction in progress and prepayments	22,846,921	—	22,846,921

Total	317,757,476	(168,200,915)	149,556,561

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31, 2004
	Cost	Accumulated Depreciation	Book Value
	NT$’000	NT$’000	NT$’000
Land	1,320,095	—	1,320,095
Buildings	21,237,012	(5,347,449)	15,889,563
Machinery and equipment	358,364,726	(216,336,818)	142,027,908
Transportation equipment	89,252	(55,385)	33,867
Furniture and fixtures	2,638,541	(1,631,683)	1,006,858
Leased assets	47,783	(47,783)	—
Leasehold improvements	38,620	(37,912)	708
Construction in progress and prepayments	31,745,156	—	31,745,156

Total	415,481,185	(223,457,030)	192,024,155

(1)	Total interest expense before capitalization amounted to NT$2,006 million, NT$1,789 million and NT$1,788 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Details of capitalized interest are as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$’000	NT$’000	NT$’000
Machinery and equipment	545,551	456,871	348,924
Other property, plant and equipment	5,162	5,795	3,956

Total interest capitalized	550,713	462,666	352,880

Interest rates applied	3.34%~3.89%	1.55%~3.50%	1.55%~3.55%

(2)	The insurance coverage for property, plant and equipment amounted to NT$308,267 million and NT$419,144 million as of December 31, 2003 and 2004, respectively.

(3)	Please refer to Note 26 for property, plant and equipment pledged as collateral.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Other assets - Others

	As of December 31,
	2003	2004
	NT$’000	NT$’000
Leased assets	681,742	1,382,090
Deposits-out	1,272,321	3,317,107
Restricted deposits	156,816	5,000
Others	283,112	212,112

Total	2,393,991	4,916,309

Please refer to Note 26 for restricted deposits pledged as collateral.

13.	Short-term Loans

	As of December 31,
	2003	2004
	NT$’000	NT$’000
Unsecured bank loans	1,884,899	2,986,919

Interest rates	1.60%~1.74%	0.86%~2.89%

The unused short-term lines of credits amounted to NT$16,312 million and NT$8,129 million as of December 31, 2003 and 2004, respectively.

14.	Bonds Payable

	As of December 31,
	2003	2004
	NT$’000	NT$’000
Secured domestic bonds payable	1,710,002	570,003
Unsecured domestic bonds payable	40,000,000	32,750,000
Convertible bonds payable	18,057,869	9,391,140
Exchangeable bonds payable	14,804,484	3,107,029
Premiums on exchangeable bonds	187,360	—
Premiums on convertible bonds	33,151	20,592
Compensation interest payable	126,763	—

Subtotal	74,919,629	45,838,764
Less: Current portion	(16,705,716)	(2,820,003)

Net	58,213,913	43,018,761

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	On April 27, 2000, the Company issued five-year secured bonds amounting to NT$3,990 million. The interest is paid semi-annually with stated interest rate of 5.6%. The bonds are repayable in installments every six months from April 27, 2002 to April 27, 2005.

(2)	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%.

(3)	During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest is paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds were repaid at 100% of its principal amount during the period from October 2 to October 15, 2004. The five-year bonds will be repayable in October 2006, upon the maturity of the bonds.

(4)	On December 12, 2001, the Company issued zero coupon convertible bonds amounting to US$302.4 million on the Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

a.	Final Redemption

Unless previously redeemed, repurchased, cancelled or converted, the bonds can be redeemed at 101.675% of their principal amount on March 1, 2004.

b.	Redemption at the Option of the Company

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

(9)	On November 25, 2003, the Company’s subsidiary, UMCJ, issued its second LSE listed zero coupon convertible bonds with an aggregate principal amount of JPY 21,500 million and the issue price was set at 101.25% of the principal amount. The terms and conditions of the bonds are as follows:

a.	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on November 25, 2013 at their principal amount.

b.	Redemption at the Option of UMCJ

(a)	On or at any time after November 27, 2006, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that has been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b)	In case of a corporate split or share exchange / share transfer, UMCJ may redeem all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

(c)	If a change in who controls UMCJ occurs, the bondholders will be able to require UMCJ to redeem their bonds on the date that is 70 days after the change of control occurs.

c.	Conversion Period

At any time on or after January 5, 2004, and on or prior to November 11, 2013.

d.	Conversion Price

The conversion price was set at JPY 187,500 per share, subject to adjustment upon the occurrence of certain events set out in the indenture.

(10)	Repayments of the above bonds in the future years are as follows:

(assuming the convertible bonds and exchangeable bonds are both paid off upon maturity)

Bonds repayable in	Amount
NT$’000
2005	2,820,003
2006	10,250,000
2007	8,059,519
2008	10,500,000
2009 and thereafter	14,188,650

Total	45,818,172

15.	Long-term Loans

	As of December 31,
	2003	2004
	NT$’000	NT$’000
Secured long-term loans	2,739,269	19,044,000
Unsecured long-term loans	3,598,875	4,666,500

Total	6,338,144	23,710,500
Less: Current portion	(4,217,611)	(5,441,143)

Net	2,120,533	18,269,357

Interest rates	0.95%~2.53%	0.81%~3.55%

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	The above long-term loans will be repaid by installments with the last payment on March 25, 2008. Repayments in the coming years respectively are as follows:

Long-term loans repayable in	Amount
NT$’000
2005	5,441,143
2006	7,774,393
2007	7,774,393
2008	2,720,571

Total	23,710,500

(2)	The long-term loans denominated in US Dollars amounted to US$48 million and US$600 million as of December 31, 2003 and 2004, respectively. The long-term loans denominated in Japanese Yen amounted to JPY 11,250 million and JPY 15,000 million as of December 31, 2003 and 2004, respectively.

(3)	Assets pledged as collateral to secure these loans are detailed in Note 26.

16.	Pension Fund

(1)	Change in benefit obligation during the year:

	For the year ended December 31,
	2003	2004
	NT$’000	NT$’000
Projected benefit obligation at beginning of year	(3,287,327)	(3,725,630)
Service cost	(482,185)	(471,937)
Interest cost	(123,168)	(123,181)
Benefits paid	15,720	36,894
Gain (loss) on projected benefit obligation	151,330	(70,507)

Projected benefit obligation at end of year	(3,725,630)	(4,354,361)

(2)	Change in pension assets during the year:

	For the year ended December 31,
	2003	2004
	NT$’000	NT$’000
Fair value of plan assets at beginning of year	991,058	1,196,723
Actual return on plan assets	33,312	35,728
Contributions from employer	193,311	193,711
Benefits paid	(15,720)	(36,894)
Transferred in from merger with SiSMC	—	3,703
Others	(5,238)	11,159

Fair value of plan assets at end of year	1,196,723	1,404,130

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	The funding status of the pension plan is as follows:

	As of December 31,
	2003	2004
	NT$’000	NT$’000
Benefit obligation
Vested benefit obligation	(424,662)	(455,706)
Non-vested benefit obligation	(1,210,526)	(1,378,172)

Accumulated benefit obligation	(1,635,188)	(1,833,878)
Effect from projected salary increase	(2,090,442)	(2,520,483)

Projected benefit obligation	(3,725,630)	(4,354,361)
Fair value of plan assets	1,196,723	1,404,130

Funded status	(2,528,907)	(2,950,231)
Unrecognized net transitional benefit obligation	261,627	219,572
Unrecognized loss	16,244	28,956
Adjustment required to recognize minimum liabilities	(41,852)	(11,705)

Accrued pension liabilities per actuarial report	(2,292,888)	(2,713,408)
Over accrual	(17,004)	—

Accrued pension liabilities recognized in the balance sheet	(2,309,892)	(2,713,408)

(4)	The components of net periodic pension cost are as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$’000	NT$’000	NT$’000
Service cost	427,082	482,185	471,937
Interest cost	110,230	123,168	123,181
Expected return on plan assets	(30,258)	(26,727)	(26,884)
Amortization of unrecognized net transitional benefit obligation	39,537	45,927	45,444
Amortization of unrecognized pension loss	6,129	13,784	13,279
Transferred in from merger with SiSMC	—	—	8,844

Net periodic pension cost	552,720	638,337	635,801

The actuarial assumptions underlying are as follows:

	For the year ended December 31,
	2002			2003			2004
	The Company	UMO	UMCJ	The Company	UMO	UMCJ	The Company	UMO	UMCJ
Discount rate	4.00%	4.00%	2.00%	3.50%	3.50%	2.00%	3.50%	3.75%	2.00%
Rate of salary increase	5.50%	6.00%	3.71%	5.00%	5.00%	3.71%	5.00%	4.00%	3.71%
Expected return on plan assets	3.25%	3.25%	1.00%	2.75%	2.75%	1.00%	3.50%	2.75%	1.00%

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	Capital Stock

(1)	As recommended by the board of directors and approved by the shareholders’ meeting on June 9, 2003, the Company issued 665,898 thousand new shares from the capitalization of retained earnings, of which NT$6,079 million were stock dividends and NT$580 million were employees’ bonus.

(2)	As of December 31, 2003, 22,000,000 thousand common shares were authorized to be issued and 16,140,744 thousand common shares were issued, each at a par value of NT$10.

(3)	Based on the resolution of the board of directors’ meeting on February 26, 2004, the Company merged with SiSMC on July 1, 2004, the effective date, through the issuance of 357,143 thousand new shares at a par value of NT$10 each. 2.24 shares of SiSMC were exchanged to 1 share of the Company, the surviving company.

(4)	As recommended by the board of directors and amended by the shareholders’ meeting on June 1, 2004, the Company issued 1,399,685 thousand new shares from the capitalization of retained earnings that amounted to NT$13,335 million and capital reserve that amounted to NT$661 million, of which NT$12,224 million were stock dividends and NT$1,111 million were employees’ bonus.

(5)	On July 22, 2004, the Company wrote off 149,728 thousand shares of treasury stock, which were bought back during the period from August 1 to September 28, 2001, and the period from August 14 to September 25, 2002, for conversion of the convertible bonds.

(6)	The employee stock options issued by the Company on October 7, 2002, were exercised into 44,138 thousand shares during 2004. The effective date of issuance of new shares was December 28, 2004.

(7)	As of December 31, 2004, 22,000,000 thousand common shares were authorized to be issued and 17,791,982 thousand common shares were issued, each at a par value of NT$10.

(8)	The Company has issued a total of 231,497 thousand ADSs which were traded on the NYSE as of December 31, 2004. The total number of common shares represented by all issued ADSs is 1,157,486 thousand shares (One ADS represents five common shares).

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	Employee Stock Options

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

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order :

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

21.	Operating Costs and Expenses

The Group’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the year ended December 31,
	2002			2003			2004
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Personnel expenses
Salaries	5,083,606	2,122,316	7,205,922	6,135,769	2,453,842	8,589,611	8,761,122	3,390,638	12,151,760
Labor and health insurance	405,291	145,184	550,475	459,361	147,940	607,301	525,172	156,691	681,863
Pension	463,178	146,772	609,950	337,911	166,287	504,198	507,357	182,194	689,551
Other personnel expenses	201,463	200,325	401,788	36,791	411,968	448,759	154,281	119,520	273,801
Depreciation	34,895,683	1,671,852	36,567,535	37,390,728	1,842,751	39,233,479	43,435,482	2,142,602	45,578,084
Amortization	326,379	1,164,565	1,490,944	172,533	1,292,831	1,465,364	782,440	1,386,967	2,169,407

The numbers of employees as of December 31, 2002, 2003 and 2004 were 10,167, 10,576 and 12,531, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.	Income Tax

(1)	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$’000	NT$’000	NT$’000
Income tax on pre-tax income at statutory tax rate	1,830,019	3,467,870	7,472,675
Permanent differences
Investment loss	55,445	114,282	635,045
Gain on disposal of investments	(1,602,035)	(1,668,153)	(3,087,700)
Loss carry-forward	(344,763)	—	62,881
Other permanent differences	1,157,097	(550,046)	(2,824,334)

Subtotal	(734,256)	(2,103,917)	(5,214,108)
Change in investment tax credit	(3,999,022)	545,636	(4,382,861)
Change in valuation allowance against deferred income tax assets
Investment tax credit	2,957,538	(877,820)	(5,442)
Loss carry-forward	119,769	(157,959)	2,464,282

Subtotal	3,077,307	(1,035,779)	2,458,840
Change in tax rate	—	1,063	14,091
Estimated 10% income tax on unappropriated earnings	46,705	126,794	29,419
Adjustment of prior year’s tax expense	37,916	(28,547)	9,484
Income tax on interest revenue separately taxed	12,062	6,349	(13,740)

Income tax expense	270,731	979,469	373,800

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Significant components of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2003	2004
	NT$’000	NT$’000
Deferred income tax assets
Investment tax credit	20,195,499	22,271,168
Loss carry-forward	4,161,872	4,583,963
Pension	540,886	661,805
Allowance on sales returns and discounts	92,395	268,715
Allowance for loss on obsolescence of inventories	130,412	324,625
Compensation interest payable	30,587	—
Organization cost	234	2
Others	614,866	814,924

Total deferred income tax assets	25,766,751	28,925,202
Valuation allowance	(13,034,410)	(16,786,726)

Net deferred income tax assets	12,732,341	12,138,476

Deferred income tax liabilities
Unrealized exchange gain	(374,353)	(249,734)
Depreciation	(4,893,245)	(4,468,159)
Others	(26,362)	(20,712)

Total deferred income tax liabilities	(5,293,960)	(4,738,605)

Total net deferred income tax assets	7,438,381	7,399,871

Deferred income tax assets – current	9,242,541	9,923,193
Deferred income tax liabilities – current	(374,353)	(249,734)
Valuation allowance	(5,914,810)	(6,064,491)

Net	2,953,378	3,608,968

Deferred income tax assets – noncurrent	16,524,210	19,002,009
Deferred income tax liabilities – noncurrent	(4,919,607)	(4,488,871)
Valuation allowance	(7,119,600)	(10,722,235)

Net	4,485,003	3,790,903

Total net deferred income tax assets	7,438,381	7,399,871

(3)	The Company’s income tax returns for all the fiscal years through 1999 and 2002 have been assessed and approved by the Tax Authority.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	Pursuant to the “Statute for the Establishment and Administration of Science Park of ROC”, the Company was granted several four-year income tax exemption periods with respect to income derived from the expansion of operations. The starting date of the exemption period attributable to the expansion in 2000 had not yet been decided by the Company. The income tax exemption for other periods will expire on December 31, 2009.

(5)	The Group earns investment tax credits for the amount invested in production equipment, research and development, employee training, and investments in high technology industry and venture capital.

As of December 31, 2004, the Group’s unused investment tax credit was as follows:

Expiration year	Investment tax credits earned	Balance of unused investment tax credits
	NT$’000	NT$’000
2004	8,097,450	3,714,589
2005	5,338,222	5,338,222
2006	4,044,620	4,044,620
2007	1,536,606	1,536,606
2008	7,637,131	7,637,131

Total	26,654,029	22,271,168

(6)	Under the rules of the Income Tax Law of the ROC, net loss can be carried forward for 5 years. As of December 31, 2004, the unutilized accumulated loss was as follows:

Expiration year	Accumulated loss	Unutilized accumulated loss
	NT$’000	NT$’000
2006	11,437,788	11,437,788
2007	4,155,271	4,155,271
2008	334,917	334,917
2009	2,053,616	2,053,616

Total	17,981,592	17,981,592

(7)	The balance of the Company’s imputation credit accounts as of December 31, 2003 and 2004 were NT$10.4 million and NT$0.4 million, respectively. The actual creditable ratio for 2002 and 2003 was 1.24% and 0.69%, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8)	The ending balances of unappropriated earnings as of December 31, 2003 and 2004 were as follows:

	As of December 31,
	2003	2004
	NT$’000	NT$’000
Prior to January 1, 1998	64,220	—
After January 1, 1998	13,972,602	29,498,329

Total	14,036,822	29,498,329

23.	Earnings per Share

(1)	The Company held zero coupon convertible bonds and employee stock options during 2004, and thus has a complex capital structure. The calculation of basic and diluted earnings per share, for the years ended December 31, 2002, 2003 and 2004, was disclosed as follows:

(shares expressed in thousands)	For the year ended December 31,
	2002	2003	2004
	NT$’000	NT$’000	NT$’000
Net income	7,072,032	14,020,257	31,843,381
Effect of dilution:
Employee stock options	—	—	—
Convertible bonds	59,233	50,954	29,720

Adjusted net income assuming dilution	7,131,265	14,071,211	31,873,101

Weighted average of shares outstanding	16,740,780	16,644,032	16,828,205
Effect of dilution:
Employee stock options	47,193	228,762	245,983
Convertible bonds	169,905	152,565	20,660

Adjusted weighted average of shares outstanding assuming dilution	16,957,878	17,025,359	17,094,848

Retroactively adjusted weighted average of shares outstanding	16,740,780	16,644,032	—

Retroactively adjusted weighted average of shares outstanding assuming dilution	16,957,878	17,025,359	—

Earnings per share (in dollars) - basic Net income	0.42	0.84	1.89

Earnings per share (in dollars) - diluted Net income	0.42	0.83	1.86

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Pro forma information on earnings per share as if the Company’s unconsolidated subsidiary - Fortune Venture Capital Corporation’s investment in the Company is not treated as treasury stock is set out as follows:

(shares expressed in thousands)	2003
	Basic	Diluted
	NT$’000	NT$’000
Net income	14,020,257	14,071,211

Weighted average of shares outstanding:
Beginning balance	14,754,533	14,754,533
Stock dividends and employees’ bonus at 4.4% in 2003	649,200	649,200
Stock dividends and employees’ bonus at 8.7% in 2004	1,338,574	1,338,574
Purchase of 99,195 thousand shares of treasury stock in 2003	(87,216)	(87,216)
Treasury stock transferred to employees of 136,620 thousand shares in 2003	8,950	8,950
Dilutive shares of employee stock options accounted for under treasury stock method	—	228,762
Dilutive shares issued assuming conversion of bonds	—	152,565

Ending balance	16,664,041	17,045,368

Earnings per share
Net income (in dollars)	$0.84	$0.83

(shares expressed in thousands)	2004
	Basic	Diluted
	NT$’000	NT$’000
Net income	31,843,381	31,873,101

Weighted average of shares outstanding:
Beginning balance	15,438,446	15,438,446
Stock dividends and employees’ bonus at 8.7% in 2004	1,341,591	1,341,591
Purchase of 192,067 thousand shares of treasury stock in 2004	(132,214)	(132,214)
Issuance of 357,143 thousand shares from merger with SiSMC	195,150	195,150
Exercise of 44,138 thousand units of employees’ stock options	5,166	5,166
Dilutive shares of employee stock options accounted for under treasury stock method	—	245,983
Dilutive shares issued assuming conversion of bonds	—	20,660

Ending balance	16,848,139	17,114,782

Earnings per share
Net income (in dollars)	$1.89	$1.86

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.	Merger

In order to integrate resources, reduce operating costs, enlarge business scales, and improve its financial structure, profitability and global competitiveness, based on the resolution of the board of directors’ meeting on February 26, 2004, the Company merged with SiSMC, the dissolved company, on July 1, 2004. The merger was approved by the relevant government authorities. All the assets, liabilities, rights and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004. The accounting treatment regarding the merger is in compliance with the ROC SFAS No. 25 “Enterprise Mergers - Accounting of Purchase Method.”

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

(Shares expressed in thousands)	For the year ended December 31,
	2003	2004
	NT$’000	NT$’000
Net operating revenues	102,508,661	131,446,247
Net income	12,968,078	30,669,982
Weighted average of shares outstanding	17,032,221	17,021,234
Earnings per share-basic (in dollars)	0.76	1.80

25.	Related Party Transactions

Name of related parties	Relationship
United Foundry Service, Inc.	Equity investee
UMC Capital Corporation	Equity investee
United Microelectronics Corp. (Samoa)	Equity investee
Fortune Venture Capital Corporation	Equity investee
DuPont Photomasks Taiwan Ltd. (DPT)	Equity investee
Holtek Semiconductor Inc. (Holtek)	Equity investee
Integrated Technology Express Inc.	Equity investee
Unimicron Technology Corp.	Equity investee
Applied Component Technology Corp.	Equity investee
Novatek Microelectronics Corp.	Equity investee
Faraday Technology Corp. (Faraday)	Equity investee
Silicon Integrated Systems Corp.	Equity investee

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Name of related parties	Relationship with the Company
AMIC Technology Corporation	Equity investee
Pacific Venture Capital Co., Ltd.	Equity investee
MediaTek Incorporation (MediaTek)	The Company is its supervisor
AU Optronics Corp. (Discharged on April 22, 2004)	The Company is its director and supervisor
Industrial Bank of Taiwan Corp. (IBT) (Holding shares were below 5% in the 3rd quarter of 2004)	The Company is its major shareholder
Chiao Tung Bank Co., Ltd. (Chiao Tung)	The Company is its parent company’s director and supervisor
Davicom Semiconductor, Inc.	Subsidiary’s equity investee
Aptos (Taiwan) Corp.	Subsidiary’s equity investee
United Radiotek Incorporation	Subsidiary’s equity investee
UCA Technology, Inc.	Subsidiary’s equity investee
AFA Technologies, Inc.	Subsidiary’s equity investee
Harvatek Corp.	Subsidiary’s equity investee
Thintek Optronics Corp.	Subsidiary’s equity investee
Star Semiconductor Corp.	Subsidiary’s equity investee
AEVOE Inc.	Subsidiary’s equity investee
Ubit Technology Inc.	Subsidiary’s equity investee
Smedia Technology Corp.	Subsidiary’s equity investee
U-Media Technology, Inc.	Subsidiary’s equity investee
Averlogic Corporation	Subsidiary is its director and supervisor
Epitech Corp.	Subsidiary is its director and supervisor
Coretronic Corporation	Subsidiary is its director and supervisor
Printech International, Inc.	Subsidiary is its director and supervisor
Fortune Semiconductor Corporation	Subsidiary is its director
Princeton Technology Corporation	Subsidiary is its director
Silicon 7, Inc.	Subsidiary is its director
Shin-Etsu Handotai Taiwan Co., Ltd. (Shin-Etsu)	Subsidiary is its director
Kits Online Technology Corp.	Subsidiary is its director
Giga Solution Tech. Co., Ltd.	Subsidiary is its director
Pixart Imaging, Inc.	Subsidiary is its director
InComm Technologies Co., Ltd.	Subsidiary is its director
Trendchip Technologies Corp.	Subsidiary is its director
Programmable Microelectronics (Taiwan) Corp.	Subsidiary is its director
LighTuning Tech., Inc.	Subsidiary is its director and supervisor
Cion Technology Corp.	Subsidiary is its director
VastView Technology Inc.	Subsidiary is its director and supervisor
XGI Technology Inc.	Affiliate Company

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant Related Party Transactions

(1)	Operating revenues

	For the year ended December 31,
	2002		2003		2004
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000		NT$’000
MediaTek	9,637,752	13	9,298,407	10	8,494,486	7
Others	6,682,023	9	8,614,577	9	12,138,274	9

Total	16,319,775	22	17,912,984	19	20,632,760	16

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

(3)	Notes receivable

	As of December 31,
	2003		2004
	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000
Holtek	101,203	92	39,034	95
Others	550	—	—	—

Total	101,753	92	39,034	95

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	Accounts receivable, net

	As of December 31,
	2003		2004
	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000
MediaTek	1,713,842	9	1,026,286	8
Others	1,955,802	11	1,241,651	9

Total	3,669,644	20	2,267,937	17

Less: Allowance for sales returns and discounts	(283,420)		(200,143)
Less: Allowance for doubtful accounts	(100,853)		(31,006)

Net	3,285,371		2,036,788

(5)	Accounts payable

	As of December 31,
	2003		2004
	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000
Shin-Etsu	754,354	11	628,641	12
Others	58,495	1	53,407	1

Total	812,849	12	682,048	13

(6)	Loans

	For the year ended December 31, 2002
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month
	NT$’000		NT$’000		NT$’000
Chiao Tung	1,224,575	January	868,195	2.07%-4.00%	32,717
IBT	998,750	January	783,296	2.89%-3.94%	16,216

Total			1,651,491		48,933

	For the year ended December 31, 2003
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month
	NT$’000		NT$’000		NT$’000
Chiao Tung	865,796	January	282,557	1.66%-2.68%	15,840
IBT	783,296	January	—	2.54%-2.89%	2,535

Total			282,557		18,375

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2004
	Maximum balance		Ending balance	Interest rate		Interest expense
	Amount	Month
	NT$’000		NT$’000			NT$’000
Chiao Tung	282,547	January	—	1.83	%-2.53%	2,453

(7)	Disposal of property, plant and equipment

The Group had no significant disposal of property, plant and equipment with related parties for the years ended December 31, 2002, 2003 and 2004.

(8)	Other transactions

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

26.	Assets Pledged as Collateral

As of December 31, 2003 and 2004, the following assets have been pledged as collateral against certain obligations of the Group.

	As of December 31,
Assets Pledged	2003	2004	Purpose of pledge
	NT$’000	NT$’000
Time deposits	178,691	5,000	Long-term loans
Land	452,916	—	Long-term loans
Buildings	1,201,678	—	Long-term loans
Machinery and equipment	11,127,841	30,054,212	Long-term loans and bonds payable
Construction in progress and prepayments	1,151,543	—	Long-term loans

Total	14,112,669	30,059,212

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.	Commitments and Contingent Liabilities

(1)	The Company has entered into several patent license agreements and joint development contracts of intellectual property for a total contract amount of approximately NT$19 billion. Royalties and joint development fees for the future years are set out as follows:

For the year ended December 31,	Amount
NT$’000
2005	3,267,197
2006	1,421,768
2007	1,521,573
2008	293,444
2009	127,449

Total	6,631,431

(2)	The Company signed several construction contracts for the expansion of its factory space. As of December 31, 2004, these construction contracts have amounted to approximately NT$0.55 billion and the unpaid portion of the contracts was approximately NT$0.42 billion.

(3)	Oak Technology, Inc. (Oak) and the Company entered into a settlement agreement on July 31, 1997 concerning a complaint filed with the United States International Trade Commission (ITC) by Oak against the Company and others, alleging unfair trade practices based on alleged patent infringement regarding certain CD-ROM controllers. On October 27, 1997, Oak filed a civil action in a California federal district court, alleging claims for breach of the settlement agreement and fraudulent misrepresentation. The Company has formally denied the material allegations of the Complaint, and asserted counterclaims against Oak for breach of contract, intentional interference with economic advantage and rescission and restitution based on fraudulent concealment and/or mistake. The Company also asserted declaratory judgment claims for invalidity and unenforceability of the relevant Oak patent. On May 2, 2001, the United States Court of Appeals for the Federal Circuit upheld the ITC’s findings of no patent infringement and no unfair trade practice arising out of a second ITC case filed by Oak against the Company and others. Based on the Federal Circuit’s opinion and on a covenant not to sue filed by Oak, the declaratory judgment patent counterclaims were disclaimed from the district court case. However, in connection with its breach of contract and other claims, Oak seeks damages in excess of US$750 million. The district court has not yet set dates for dispositive motions or for trial. The Company believes that Oak’s claims are meritless, and intends to vigorously defend the suit, and to pursue its counterclaims. As with all litigation, however, the Company cannot predict the outcome with certainty.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	The Group entered into several operating lease contracts for land. These operating leases expire in various years through 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
NT$’000
2005	210,875
2006	205,125
2007	190,028
2008	186,833
2009 and thereafter	2,393,672

Total	3,186,533

(5)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

28.	Significant Disaster Loss

None.

29.	Significant Subsequent Events

On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the Company’s facilities to investigate possible criminal offenses committed by the Company’s Vice Chairman arising from an alleged relationship between Hejian Technology (Suzhou) Co., Ltd. (“Hejian”), a semiconductor manufacturer in Suzhou, China, and the Company. It was alleged that the Company’s Vice Chairman breached his fiduciary duty to the Company and violated ROC securities laws. In May 2005, the Hsinchu District Prosecutor’s Office expanded its investigation to include approximately 25 defendants, including the Company’s Chairman and Vice Chairman. It was alleged that the defendants collectively moved the Company’s funds, technology, equipment, customers’ orders and labor resources to Hejian without regulatory approval which constituted a violations of ROC securities laws and a breach of fiduciary duty to the Company. As of June 10, 2005, no formal charge had been filed against the Company or any of its officials, including its Chairman and Vice Chairman. The outcome of this matter is not determinable and is uncertain at this time.

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

30.	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31.	Financial Instruments

(1)	Financial instruments

	As of December 31,
	2003		2004
	Book Value	Fair Value	Book Value	Fair Value
	NT$’000	NT$’000	NT$’000	NT$’000
Non-derivative Financial Instruments
Financial assets
Cash and cash equivalents	118,771,773	118,771,773	101,381,973	101,381,973
Marketable securities	1,820,328	2,278,195	3,143,697	3,176,319
Notes and accounts receivables	19,183,894	19,183,894	14,007,099	14,007,099
Long-term investments	38,859,249	83,057,858	32,712,278	75,610,904

Financial liabilities
Short-term loans	1,884,899	1,884,899	2,986,919	2,986,919
Payables	19,563,678	19,563,678	23,113,196	23,113,196
Bonds payable (current portion included)	74,919,629	77,402,957	45,838,764	46,217,941
Long-term loans (current portion included)	6,338,144	6,338,144	23,710,500	23,710,500

Derivative Financial Instruments
Credit-linked deposits and repackage bonds - non-trading purpose	4,166,594	4,166,594	2,942,434	2,942,434
Interest rate swaps - non-trading purpose	128,539	(18,882)	35,532	(416,149)
Forward contracts - non-trading purpose	—	—	38,633	38,633

The methods and assumptions used to measure the fair value of financial instruments are as follows:

a.	The book values of short-term financial instruments and other financial assets (credit-linked deposits and repackage bonds) approximate fair values due to their short maturities. The majority of investment portfolios of the credit-linked deposits and repackage bonds are either corporate bonds of maturity within one year, or highly liquidable secondary market bonds. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short-term loans, and payables.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	The fair values of marketable securities and long-term investments are based on the quoted market value. If the market values of marketable securities and long-term investments are unavailable, the net assets values of the investees are used as fair values.

c.	The fair values of bonds payable are determined by the market value. The book values of long-term loans approximate the fair values as the loans bear floating rates.

d.	The fair values of derivative financial instruments are based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled early at the balance sheet date.

(2)	The Company and its subsidiary, UMCJ, held credit-linked deposits and repackage bonds for the earning of interest income. Details are disclosed as follows:

a.	Principal amount in original currency

As of December 31, 2003

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds and Loans	USD	5 million	2004.07.30
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds and Loans	USD	5 million	2004.07.30
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds	USD	5 million	2004.07.28
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds	USD	10 million	2004.08.02
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds	USD	5 million	2004.08.01
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	210 million	2004.07.30
King Yuan Electronics Co., Ltd. European Convertible Bonds	USD	4.2 million	2004.04.18
Chi Feng Blinds Industry Co., Ltd. European Convertible Bonds	USD	2 million	2005.12.19
Stark Technology, Inc. European convertible Bonds	USD	5 million	2004.07.10
UMCi Ltd. Loans	USD	15 million	2004.03.10
UMC Japan European Convertible Bonds	JPY	1,000 million	2007.03.28

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	600 million	2007.11.29
UMC Japan European Convertible Bonds	JPY	400 million	2007.11.02
The Company’s Convertible Bonds	NTD	100 million	2004.03.05
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	3 million	2005.05.23
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	2 million	2005.05.23
Fubon Holding Co., Ltd., Siliconwave Precision Industries Co., Ltd. and the Company’s European Convertible Bonds	USD	5 million	2004.07.30

UMCJ

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	1,000 million	2007.03.29
UMC Japan European Convertible Bonds	JPY	2,000 million	2007.11.28
UMC Japan European Convertible Bonds	JPY	1,100 million	2007.03.29

As of December 31, 2004

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
Siliconwave Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
Chi Feng Blinds Industry Co., Ltd. European Convertible Bonds	USD	2 million	2005.12.19
HannStar Display Corporation European Convertible Bonds	USD	5 million	2005.10.19
UMC Japan European Convertible Bonds	JPY	640 million	2007.03.28
UMC Japan European Convertible Bonds	JPY	600 million	2007.11.29
UMC Japan European Convertible Bonds	JPY	400 million	2007.11.29
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	3 million	2005.05.23
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	2 million	2005.05.23
Advanced Semiconductor Engineering Inc. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMCJ

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	1,000 million	2007.03.29
UMC Japan European Convertible Bonds	JPY	2,000 million	2007.11.28
UMC Japan European Convertible Bonds	JPY	1,100 million	2007.03.29

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary - UMCJ may receive nil or less than full amount of these investments. The Company and its subsidiary - UMCJ have selected reference entities with high credit ratings to minimize the credit risk.

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

Translations of amounts from New Taiwan dollars (NT$) into United States dollars for the reader’s convenience were calculated at the noon buying rate of US$1.00 to NT31.74 on December 31, 2004 in The City of New York for cable transfers of NT as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the NT amounts could have been, or could be, converted into United States dollars at such rate.

Subsequent to the filing of our initial consolidated financial statements on Form 20-F for the year ended December 31, 2004 and through the process of addressing financial statement comments raised by the US SEC, we noted that certain US GAAP financial information as disclosed in Note 33 to our financial statements were miscalculated for the years ended December 31, 2002, 2003 and 2004. Accordingly, we restated the consolidated financial statements pursuant to US GAAP for the following items:

i)	an understatement of goodwill impairment charge of NT$8,075 million for the year ended December 31, 2004 due to a miscalculation of the fair value of certain equity method investees and certain liabilities in the reporting unit.

ii)	embedded derivatives instruments which were fair valued inappropriately resulting in an understatement (overstatement) to net income of NT$(516) million, NT$1,855 million and NT$(1,202) million for the years ended December 31, 2002, 2003 and 2004, respectively.

iii)	an understatement of compensation expense amounting to NT$211 million relating to employee bonuses for the year ended December 31, 2004.

The effects arising from the amendments to the consolidated financial statements under US GAAP are summarized as follows:

	For the year ended December 31, 2002
(In million NT dollars, except per share amounts)	As reported	Restatement	As restated
Net Income	294	(516)	(222)
Basic earning per share (in dollars)	0.02	(0.03)	(0.01)
Diluted earning per share (in dollars)	0.02	(0.03)	(0.01)

	As of December 31, 2002
(In million NT dollars)	As reported	Restatement	As restated
Total Assets	442,645	—	442,645
Total Liabilities	92,596	516	93,112
Shareholders’ equity	334,025	(516)	333,509

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31, 2003
(In million NT dollars, except per share amounts)	As reported	Restatement	As restated
Net Income	10,476	1,855	12,331
Basic earning per share (in dollars)	0.63	0.12	0.75
Diluted earning per share (in dollars)	0.62	0.11	0.73

	As of December 31, 2003
(In million NT dollars)	As reported	Restatement	As restated
Total Assets	486,360	(53)	486,307
Total Liabilities	108,925	(1,392)	107,533
Shareholders’ equity	362,396	1,340	363,736

	For the year ended December 31, 2004
(In million NT dollars, except per share amounts)	As reported	Restatement	As restated
Net Loss	(4,749)	(9,488)	(14,237)
Basic loss per share (in dollars)	(0.28)	(0.57)	(0.85)
Diluted loss per share (in dollars)	(0.28)	(0.57)	(0.85)

	As of December 31, 2004
(In million NT dollars)	As reported	Restatement	As restated
Total Assets	460,322	(8,108)	452,214
Total Liabilities	101,354	(171)	101,183
Shareholders’ equity	350,358	(7,938)	342,420

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the Republic of China (ROC GAAP), which differ in certain material respects from generally accepted accounting principles in the United States (US GAAP). Such differences include methods of consolidation and methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP. Material GAAP differences are stated as amended below.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Compensation

	For the year ended December 31,
	2002	2003	2004
	NT$’000	NT$’000	NT$’000
			[Restated]
Net income impact of compensation adjustments
US GAAP adjustments:
Remuneration to directors and supervisors	(6,365)	(11,903)	(28,659)
Treasury stock transferred to employees	—	(699,742)	—
Employees’ bonuses
Accrual	(823,702)	(1,838,363)	(2,527,721)
Adjustment to fair market value	(6,592,188)	(433,422)	(1,235,278)

Total employees’ bonuses	(7,415,890)	(2,271,785)	(3,762,999)
Allocation to inventories, net of allocations to inventories in prior period and sold in current period	73,338	68,436	40,607

Total net income adjustment relating to compensation	(7,348,917)	(2,914,994)	(3,751,051)

	As of December 31,
	2003	2004
	NT$’000	NT$’000
Stockholders’ equity impact of compensation adjustments
US GAAP adjustments:
Remuneration to directors and supervisors	(12,618)	(28,659)
Employees’ bonuses	141,774	182,381

Total stockholders’ equity adjustment relating to compensation	129,156	153,722

Remuneration to directors and supervisors - The Company’s Articles of Incorporation requires a cash remuneration payment to its directors and supervisors from appropriating a portion of distributed earnings. Under ROC GAAP, such payments are charged directly to retained earnings in the period when shareholders approve such payment. Under US GAAP, such cash payments should be recorded as compensation expense in the period when services are rendered.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Treasury stock transferred to employees - From time to time, the Company acquires its common stock and reissue these treasury stocks to certain of our employees to compensate them for their productivity and loyalty to our company. Under ROC GAAP, the difference, if any, between the cost paid by the Company for the treasury stock and the cash received from our employees is charged to a shareholders’ equity account. Under US GAAP, the Company recognizes compensation expense based on the difference between the fair market value of the stock on the date of grant and the amount of cash received from the employees. The fair market value of our treasury stock is determined based on the quoted market price of our common stock on the date of grant.

Employees’ bonuses - Certain employees of the Company are entitled to bonuses, which are determined in accordance with the provisions of the Company’s Articles of Incorporation and settled in the form of shares, as discussed in Note 20. Under ROC GAAP, such bonuses are treated as an appropriation of retained earnings and the amount, recorded at the par value of the common shares issued, would be charged against retained earnings in the period when the shareholders’ approval is obtained. Under US GAAP, the fair value of employees’ bonuses is recognized as compensation expense. Pursuant to the Company’s Article of Incorporation, the Company must pay a minimum employee bonus when certain objectively determinable financial criteria are met as at the year end date. Shareholders’ approval of the minimum employee bonus is determined to be reasonably assured. Accordingly, the minimum employee bonus is accrued, based on the fair value of the shares at the balance sheet date, as a compensation expense in the period when services are rendered. If the shareholders of the Company approve an amount in excess of the minimum employee bonus, an additional compensation expense is recorded based on the fair value of the additional shares issued at the time when such approval is obtained.

The difference between US GAAP and ROC GAAP in this respect has resulted in adjustments to net income and shareholders’ equity. The total amount charged to compensation expense from 2002 to 2004 represents an aggregate of 340 million shares. The minimum compensation expense accrued for employee bonuses in 2002, 2003 and 2004 before allocation to inventories were NT$824 million, NT$1,838 million and NT$2,528 million, respectively. In addition, there is also a reclassification from retained earnings to capital reserve of NT$34,186 million and NT$34,933 million at December 31, 2003 and 2004, respectively.

(2)	Equity Investments - Net income variance between US GAAP and ROC GAAP

The Group’s proportionate share of the income (loss) from an equity investee under ROC GAAP may differ from US GAAP if the equity investee’s net income (loss) is different under the two GAAPs. Those differences for the equity investees include accounting for compensation, technological know-how and investment in marketable securities, etc.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	Investments in Debt and Equity Securities

Under ROC GAAP, marketable securities are classified as either short-term or long-term investments and carried at the lower of aggregate cost or market value. The determination of whether an investment is short-term or long-term takes into consideration the Company’s ability and intention to hold those securities, whether the securities have quoted market prices and whether the securities are actively bought and sold by the Company. All unrealized losses for short term investments are recognized in the statement of income and to the extent unrealized gains represent recoveries of previously recorded losses, they are recognized in the statement of income. Unrealized gains in excess of original cost are not recognized until realized. For long term investments, a decline in market value below cost is charged to stockholders’ equity unless this decline is not expected to be recovered in the future in which case, the decline is charged as a loss to the statement of income. Unrealized appreciation in market value above original cost is not recognized until realized. Under US GAAP, according to SFAS 115, equity securities, over which the Group exercises no significant influence or control and with readily determinable fair values, and debt securities are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income except for unrealized losses that are deemed to be other than temporary which are charged to earnings.

(a)	Change in fair value of investments

The Group’s investments in marketable securities for trading purposes are classified as short term investments under ROC GAAP and as trading securities under US GAAP, the unrealized gains and losses for the years ended December 31, 2002, 2003 and 2004 on trading securities still held at each of the respective balance sheet dates were NT$19,400, NT$494,564 and NT$(374,908), respectively.

The Group holds investments in convertible bonds which are convertible to the common stock of the issuer. Under ROC GAAP, these investments were accounted for in whole as short-term investments. Under US GAAP, pursuant to SFAS 133, holders of investments in convertible bonds must bifurcate the embedded conversion options and separately account for them at fair value, unless the underlying investment has been already accounted for at fair value under SFAS 115. In 2003, the Company held one convertible bond investment with its host contract classified as an available-for-sale security. The equity option was fair valued (NT$10 million) using an option-pricing model and bifurcated from the host bond investment with a carrying value of NT$29 million. Changes in fair value of such options amounted to NT$(25) million and NT$2 million reported in earnings for the years ended December 31, 2002 and 2003, respectively. In 2004, all of our investments in convertible bonds were accounted for as trading securities and recorded at fair value in accordance with SFAS 115; hence the equity option is not required to be separately accounted for under SFAS 133.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group holds equity securities, over which the Group does not have the ability to exercise significant influence or control, that are classified as long-term investments under ROC GAAP; whereas under US GAAP, such equity securities are classified as available-for-sale securities. Information on sales of available-for-sale equity securities for the years ended December 31, 2002, 2003 and 2004 are as follows:

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

The Group did not transfer any available-for-sale securities to trading securities for the years ended December 31, 2002, 2003 and 2004. For the years ended December 31, 2002, 2003 and 2004, NT$5,034,105, NT$3,036,738 and NT$10,790,505, respectively, were reclassified from other comprehensive income to the statement of income upon the disposal of available-for-sale securities.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b)	Impairment of investments in securities

Under ROC GAAP, for long term investments over which the Group does not have the ability to exercise significant influence or control, unrealized losses would be reported on the statement of income if evidence indicates that the value of an investment has been impaired and is unlikely to recover in the future. ROC GAAP does not define nor provide additional guidance on how to assess the likelihood of future recovery; therefore the Company’s policy is to take a longer term view in assessing future recovery and such term may exceed six months. Under US GAAP, for individual securities classified as either available-for-sale or held-to-maturity, the Group would determine whether a decline in fair value below cost is other than temporary pursuant to guidance provided by SFAS 115 and EITF 03-1. The Company considers, amongst other factors, information concerning significant adverse changes in market conditions in which the investee operates and investee specific operating issues in determining whether a decline in value is other than temporary. In general, the Company considers a decline in market value below cost for a continuous period of 6 months to represent an other than temporary decline under US GAAP. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value with a charge against earnings. Accordingly, net income under US GAAP would be increased (decreased) by NT$(349) million, NT$781 million and NT$(3,050) million for the year ended December 31, 2002, 2003 and 2004 respectively.

(c)	Difference in application of equity accounting

Under ROC GAAP, equity investments where an investor company has an ownership interest of at least 20% are generally required to be accounted for under the equity method. However, when there is evidence indicating that the investor company does not have significant influence over the equity investee, despite an ownership interest of 20% or more, the investor company should not account for the equity investee under the equity method. On the contrary, when there is evidence indicating that the investor company has significant influence over the equity investee’s operating and financial policies, despite an ownership interest of less than 20%, the investor company will account for the equity investee under the equity method. Under US GAAP, the Group is required to use the equity method to account for an investment in common stock when the investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee. An investment (direct or indirect) of 20% or more of the voting stock of an investee leads to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence over an investee.

There were no significant differences between ROC GAAP and US GAAP on statements of operations for the year ended December 31, 2002. Under ROC GAAP, when an investor company’s ownership percentage of an investee’s outstanding common stock is the highest among shareholders, the investor company is considered to have significant influence over the investee and equity accounting shall be applied, despite an ownership interest of less than 20%. However, under US GAAP, this does not qualify for a relationship of significant influence and hence equity accounting shall not be applied unless the investor holds more than 20% of the voting rights. The difference between US GAAP and ROC GAAP in this respect would result in a decrease in investment loss accounted for under the equity method of NT$465 million and NT$861 million and an increase in unrealized gain on available-for-sale securities of NT$750 million and NT$148 million, for the year ended December 31, 2003 and 2004.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(d)	Adjustments due to change in ownership of investees

When the convertible bonds issued by the Group’s subsidiary are required by bondholders from the third parties to be converted into the issuer’s common shares, or the Group converts its investment in convertible bonds issued by its equity investee into the investee’s common shares, the Group’s relative ownership interest in the subsidiary may change. Under ROC GAAP, the change in the Group’s proportionate share in the net assets of its investee resulting from its subscription to additional shares of stock, issued by such investee, at the rate not proportionate to its existing equity ownership in such investee, is recorded to the capital reserve and long-term investments account.

Under US GAAP, a dilution of ownership interest is recognized as a gain or loss in the statement of income upon conversion, as long as the value of the proceeds can be objectively determined and the realization of the gain is reasonably assured at the time of conversion. For the years ended December 31, 2002, 2003 and 2004, approximately NT$9.5 million, NT$70 million and NT$9 million were reclassified from capital reserve to a gain in the statement of income relating to these transactions. In addition, under US GAAP, the increase in ownership interest is treated as a purchase of additional shares and the difference between the total cost of the investment and the proportionate share of the fair value of net assets is allocated to goodwill, which was amortized over the estimated useful lives prior to January 1, 2002. Upon the first adoption of the SFAS 141, “Business Combination” and SFAS 142, “Goodwill and Other Intangible Assets” by the Group on January 1, 2002, goodwill created from acquisition is no longer amortized. For the year ended December 31, 2000, the Group capitalized goodwill of NT$468.3 million resulting from the Group’s exercising conversion right on bonds issued by its subsidiary, with NT$49.4 million and NT$93.7 million being amortized in the statement of income for the years ended December 31, 2000 and 2001, respectively, and nil for the subsequent periods.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

(6)	Convertible and Exchangeable Bond Liabilities

Details of the bonds outstanding as of December 31, 2003 and 2004 are provided below:

	December 31
	2003	2004
	NT$’000	NT$’000
Domestic secured bonds :
Issued in April 2000 and due on April 2005, 5.6% interest payable semi-annually	1,710,002	570,003
Domestic unsecured bonds :
Issued in April 2001 and due on April 2006, 5.1195% ~ 5.1850% interest payable annually	7,500,000	5,250,000
Issued in April 2001 and due on April 2008, 5.2170% ~ 5.2850% interest payable annually	7,500,000	7,500,000
Issued in October 2001 and due on October 2004, 3.3912% ~ 3.420% interest payable annually	5,000,000	—
Issued in October 2001 and due on October 2006, 3.4896% ~ 3.520% interest payable annually	5,000,000	5,000,000
Issued in May~June 2003 and due on May~June 2008, 4.0% minus USD 12-Month Libor interest payable annually	7,500,000	7,500,000
Issued in May~June 2003 and due on May~June 2010, 4.3% minus USD 12-Month Libor interest payable annually	7,500,000	7,500,000
Zero coupon convertible bonds :
Issued in December 2001 and due on March 2004	8,188,954	—
Issued in March 2002 and due on March 2007	2,991,065	2,914,277
Issued in November 2003 and due on November 2013	6,877,850	6,476,863
Zero coupon exchangeable bonds :
Issued in May 2002 and due on May 2007	7,994,700	3,107,029
Issued in July 2003 and due on July 2008	6,809,784	—
Premiums on exchangeable bonds	187,360	—
Premiums on convertible bonds	33,151	20,592
Compensation interest payable	126,763	—

Subtotal	74,919,629	45,838,764
Less : Current Portion	(16,705,716)	(2,820,003)

Net	$58,213,913	$43,018,761

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Convertible Bonds

Under ROC GAAP, when convertible bonds are issued, the entire instrument is recorded as a liability at an amount equal to the proceeds received. Any discount or premium to the par value of the convertible bond is amortized to the statement of income by using the effective interest rate method. If the convertible bonds contain a redemption premium above its par value amount, the excess is accrued, using the effective interest rate method, over the period to redemption as a charge to interest expense. Upon conversion, the carrying value of the bond is credited to common stock at its par value and the difference between the carrying value of the bond and the par value of stock is recorded to capital reserve. No gain or loss is recognized.

Under US GAAP, in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, the conversion feature embedded in a bond does not have to be separately accounted for as a derivative at fair value, if the feature is indexed only to the issuer’s own stock and would otherwise be classified in stockholders’ equity in the issuer’s statement of financial position.

The Group had issued zero coupon convertible bonds on December 12, 2001, totaling US$302.4 million. This US dollar denominated convertible bond permits the bondholder to convert into either the Company’s common stock which is traded on the Taiwan Stock Exchange (denominated in New Taiwan Dollars) or into the Company’s ADS which are traded on the New York Stock Exchange (denominated in US Dollars). The conversion terms contain a fixed foreign exchange feature which determines the rate at which the bond will be converted into New Taiwan Dollar stock. As a result, the combination of the conversion feature and the fixed foreign exchange rate results in a compound embedded derivative instrument which meets the definition of a derivative instrument under SFAS 133 and hence requires the compound embedded derivative to be fair valued. In addition to the compound derivative, the convertible bonds also contain a call feature, which gives the Group the right to redeem the bonds at the early redemption price under certain conditions before maturity. The conversion option with a fixed exchange rate feature and the call option are accounted for at fair value at each reporting date with any change in fair value reported to the statement of income. The difference between the bond face value and the amount attributed to the embedded derivative is amortized to interest expense over the term to maturity of the bond instrument. As of December 31, 2003, the fair value of the derivative was nil, resulting in a gain of NT$479 million and NT$17 million being recognized for the years ended December 31, 2002 and 2003, respectively. The Group recognized interest expense arising from the amortization of bond discount of NT$221 million, NT$203 million and NT$29 million for the years ended December 31, 2002, 2003 and 2004, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Exchangeable Bonds

The Company has issued and outstanding exchangeable bonds denominated in US dollars which permit the holders to exchange the bonds into shares of a third party entity. Under ROC GAAP, when exchangeable bonds are issued, the entire instrument is recorded as a liability at an amount equal to the proceeds received and any discount or premium to the par value is amortized to the statement of income by using the effective interest rate method. If an exchangeable bond is exchanged into the underlying securities, a gain or loss is recognized in the statement of income for the difference, if any, between the carrying value of the bond and the carrying value of the securities exchanged.

Under US GAAP, pursuant to SFAS 133, the exchange feature which is indexed to the security of a third party entity qualifies as a derivative instrument and is required to be accounted for at fair value with changes in fair value reported on the statement of income. The Group had two US dollar-denominated exchangeable bonds issued in May 2002 and July 2003. The underlying securities into which they can be exchanged are the third party entity’s common stocks traded on the Taiwan Stock Exchange (denominated in New Taiwan Dollars) or into its ADS securities which are traded on the New York Stock Exchange (denominated in US Dollars). The exchangeable bonds contain a fixed foreign exchange feature which determines the rate at which the bonds will convert into common stock if exchanged. Also, the terms of the bonds permit the Group to redeem the bonds at the early redemption price if certain conditions are met. Therefore, the exchangeable bonds which contain a compound derivative instrument, comprising of the exchange option with a fixed foreign exchange rate feature and a call option, is recognized at fair value with any changes to fair value recorded to the statement of income. The difference between the bond face value and the amount attributed to the embedded derivative is amortized to interest expenses over the term of the bond instrument. As of December 31, 2003 and 2004, the fair value of the compound derivative instrument was NT$703 million and NT$183 million, respectively, resulting in a gain (loss) of NT$337 million, NT$(365) million and NT$520 million being recognized for the years ended December 31, 2002, 2003 and 2004, respectively. The Group also recognized interest expense arising from the amortization of bond discount of NT$49 million, NT$102 million and NT$59 million for the years ended December 31, 2002, 2003 and 2004, respectively.

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

For 2004 and prior years, pursuant to the ROC SFAS No. 25 “Business Combinations – Accounting Treatment under Purchase Method” and “Business Mergers And Acquisitions Act”, goodwill was amortized by using the straight–line method over a period of 15 years. Under ROC GAAP, goodwill is not subject to an impairment test. Effective for fiscal years beginning January 1, 2005, a new accounting standard issued under ROC GAAP (Statement of Financial Accounting Standards No. 35 “Accounting for Asset Impairment”) will subject goodwill to an annual impairment test. Upon the adoption of SFAS 141 & 142 on January 1, 2002 by the Group, the goodwill ceased to be amortized and is subject to an annual impairment test or when events and circumstances indicate a possible impairment may exist. The Company has determined that it has one reporting unit whose fair value is best determined by its quoted market prices on the New York Stock Exchange (for its ADS securities) and on the Taiwan Stock Exchange (for its common stock). Goodwill is assigned to the one reporting unit and tested, pursuant to SFAS 142, annually on December 31, as determined by the Company’s accounting policy. In the past, the quoted market prices on these stock exchanges have been very volatile which the Company believes is reflective of the cyclical nature of its business and industry. In fiscal years 2002 and 2003, the Company’s stock price at year end supported its conclusion that no goodwill impairment loss existed. During 2004, the Company experienced a gradual and continual decline in its stock price commencing in the second quarter of 2004. The Company believes the decline was primarily driven by lower investor confidence in the short-term prospects of the Taiwan semiconductor industry which also had the same impact on the stock prices of other semiconductor companies in Taiwan. As such, the Company recognized a goodwill impairment charge of NT$39,795 million as of December 31, 2004 (2003 – NT$nil; 2002 – NT$nil).

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

Under US GAAP, basic earnings per share are calculated by dividing net income attributable to common stockholders by the weighted average number of shares outstanding during the year. Shares issued for employees’ bonus are considered to be contingently issuable shares and are included in the computation of basic earnings per share as of the date that all necessary conditions have been satisfied. Diluted earnings per share are calculated by taking into consideration additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Contingently issuable shares are included in the computation of diluted earnings per share, if dilutive, as if they have been outstanding since the beginning of the period if all necessary conditions for their issuance have been satisfied by the end of the period. The net income attributable to common stockholders would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents.

The reconciliation of the numerators and denominators used in computing the basic and diluted earnings per share under US GAAP are as below:

	For the Year Ended 2004
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In dollar NT$
Net Loss – restated	(14,236,841)	—	—

Basic EPS and diluted EPS
Loss available to common stockholders	(14,236,841)	16,812,498	(0.85)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2004, there were 973.858 million issued and outstanding stock options and 123.303 million contingently issuable shares, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

	For the Year Ended 2003
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In dollar NT$
Net Income – restated	12,331,096	—	—

Basic EPS
Income available to common stockholders	12,331,096	16,530,334	0.75

Effect of Dilutive Securities
Employee stock options	—	227,310	—
Contingently issuable stock	—	68,228	—

Diluted EPS
Income available to common stockholders including assumed conversions	12,331,096	16,825,872	0.73

As of December 31, 2003, there were 54.96 million issued and outstanding stock options and zero coupon convertible bonds with a principle amount of US$240.71 million, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

	For the Year Ended 2002
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In dollar NT$
Net Loss - restated	(221,811)	—	—

Basic EPS and diluted EPS
Loss available to common stockholders	(221,811)	16,498,696	(0.01)

As at December 31, 2002, there were 93.9 million issued and outstanding stock options, 43.853 million contingently issuable shares and US$302.4 million zero coupon convertible bonds, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Under ROC GAAP, certain majority-owned (above 50%) subsidiaries are not consolidated if they meet specific exclusion rules detailed in the accounting policies footnote. Under US GAAP, consolidation is generally required when one of the companies in a group directly or indirectly has a controlling financial interest in the other companies. The usual condition for controlling financial interest is ownership of a majority of the voting interest and, therefore, as a general rule, ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing towards consolidation. Consolidation of majority-owned subsidiaries is required in the preparation of consolidated financial statements, unless control does not rest with the majority owner. As such, under US GAAP, the Company consolidates those subsidiaries that are excluded from consolidation under ROC GAAP due to the exclusion rules (Fortune Venture Capital Corporation, Unitruth Investment Corp., UMC Capital Corporation, United Microelectronics Corp. (Samoa), and United Foundry Service, Inc.) The net income and stockholders’ equity variances between US GAAP and ROC GAAP for those entities are included in the adjustment for equity investments.

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

(12)	Other financial assets and liabilities

Interest rate swap

To eliminate the variability of cash flows in the interest payments of its NT$15 billion variable-rate domestic bonds issued in May to June 2003, the Company entered into interest rate swap agreements with notional amounts of NT$15 billion that effectively convert the floating-rate domestic bonds to a fixed-rate basis over the term of the bonds. Under ROC GAAP, the periodic cash settlement under the interest rate swap is accrued in the statement of income as an adjustment to interest expense. The net receivable or payable under the interest rate swap is included as “other financial assets”. Changes in fair value of the interest rate swap, as a hedging instrument, are not required to be accounted for as of the balance sheet date.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under US GAAP, SFAS 133 requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualified as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation.

The Company’s interest rate swap agreements were designated as cash flow hedges. For derivative instruments that are designated and qualified as cash flow hedges to hedge the exposure to variability in expected future cash flows that is attributable to a particular risk, the effective portion of the gain or loss on the derivative instrument is reported as other comprehensive income, a component of stockholders’ equity, and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Therefore, to recognize the change in fair value of the interest rate swap, an amount of NT$(19) million and NT$(397) million was included in other comprehensive income under US GAAP for the years ended December 31, 2003 and 2004, respectively.

Credit-linked deposits and repackage bonds

At December 31, 2002, 2003 and 2004, the Company held assets in the form of credit-linked deposits. The Company placed deposits in major financial institutions (“Financial Institutions”) and these deposits are credit-linked to debt securities (“Reference Entities Securities”) issued by other entities (“Reference Entities”) such that ultimate repayment of deposit is dependent on whether the Credit Event occurs. For example, if the Reference Entities go bankrupt or default (“Credit Event”) on their obligations then the Company may suffer a loss on its credit-linked deposits. When a Credit Event occurs, the Financial Institutions can settle the Company’s credit-linked deposits with cash received from the sale of the Reference Entities Securities, if any, or by transferring the Reference Entities Securities to the Company. The Company can not redeem or settle the credit-linked deposits prior to the stated maturity date.

Under ROC GAAP, these investments are accounted for as monetary deposits and classified as current or non-current other financial assets on the balance sheet based on their terms to maturity. The deposits are valued at cost and interest receivable is accrued based on the stated coupon rate of the deposits.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under US GAAP, these credit-linked deposits, which are linked to the credit worthiness of the Reference Entities Securities, contain an embedded derivative that is not clearly and closely related to the interest-bearing deposits. Therefore, the embedded derivative is bifurcated pursuant to SFAS 133 from the underlying deposits and measured at fair value at each reporting date with any change in fair value recorded to the statement of income. At inception, the derivative instrument was fair valued based on the difference in the present value of the interest amount earned using the coupon rate and a risk-free interest rate (“Additional Interest”). An offsetting asset is recognized in other financial assets to represent the additional interest payments that will be earned by the Company over the term of the credit-linked deposit. The underlying deposits have been accounted for as held-to-maturity investments at amortized cost pursuant to SFAS 115. If there are material changes to the credit-worthiness of the Reference Entities then the fair value of the derivative would be recalculated to determine the impact to the statement of income. If not, the change in the fair value of the derivative represents only a change in its time value which is charged to the statement of income. As of December 31, 2003 and 2004, the fair value of embedded derivative was NT$167 million and NT$146 million respectively.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Group’s pro forma information follows (in thousands except for earnings per share information):

	For the year ended December 31,
	2002	2003	2004
	NT$’000 [Restated]	NT$’000 [Restated]	NT$’000 [Restated]	US$’000 [Restated]
Net income, as reported under US GAAP	(221,811)	12,331,096	(14,236,841)	(448,546)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	5,387	87,291	(89,753)	(2,828)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(398,583)	(250,082)	(535,494)	(16,871)

Pro forma net income	(615,007)	12,168,305	(14,862,088)	(468,245)

Basic earnings (loss) per share (in dollars):
- as reported	(0.01)	0.75	(0.85)	(0.03)

- pro forma	(0.04)	0.74	(0.88)	(0.03)

Diluted earnings (loss) per shares (in dollars)
- as reported	(0.01)	0.73	(0.85)	(0.03)

- pro forma	(0.04)	0.72	(0.88)	(0.03)

The pro forma net income effect for the periods prior to September 2002 is mainly attributable to the employee stock options issued by a subsidiary of the Company.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Consolidated Net Income

	For the year ended December 31,
	2002	2003	2004
	NT$’000	NT$’000	NT$’000	US$’000
	[Restated]	[Restated]	[Restated]	[Restated]
Net income, ROC GAAP	7,072,032	14,020,257	31,843,381	1,003,257
US GAAP adjustments:
(1) Compensation	(7,348,917)	(2,914,994)	(3,751,051)	(118,181)
(2) Equity investments:
(1) Compensation	(471,136)	(421,133)	(370,881)	(11,685)
(3) Investments in debt and equity securities	(64,049)	6,429	2,550	80
(5) Technological know-how	22,527	21,664	10,751	339
Others	(85,114)	(138,745)	(413,743)	(13,035)
(3) Investments in debt and equity securities
(a) Change in fair value of investments in securities	30,206	504,386	(483,461)	(15,232)
(b) Impairment of investments in securities	(348,906)	1,477,618	(3,050,065)	(96,095)
(c) Difference in application of equity accounting	—	464,555	861,303	27,136
(d) Adjustments due to change in ownership of investees	449,365	(278,721)	(37,966)	(1,196)
(6) Change in fair value of the embedded derivatives in convertible / exchangeable bond liabilities	815,595	(347,257)	520,220	16,390
(6) Interest expense of the convertible / exchangeable bond liabilities	(270,414)	(304,963)	(87,634)	(2,761)
(7) Amortization of goodwill arising from merger with SiSMC	—	—	21,206	668
(7) Impairment loss on goodwill	—	—	(39,795,046)	(1,253,782)
(9) Income tax effect	(23,000)	242,000	493,595	15,551
(12) Interest income of the credit-linked deposits	(83,834)	(117,991)	(65,930)	(2,077)
(12) Change in fair value of the embedded derivatives in credit-linked deposits	83,834	117,991	65,930	2,077

Net income (losses), US GAAP	(221,811)	12,331,096	(14,236,841)	(448,546)

(8) Basic earnings (losses) per share under US GAAP (in dollars)	(0.01)	0.75	(0.85)	(0.03)

(8) Diluted earnings (losses) per share under US GAAP (in dollars)	(0.01)	0.73	(0.85)	(0.03)

Weighted-average number of shares outstanding-basic (in thousands)	16,498,696	16,530,334	16,812,498	16,812,498

Weighted-average number of shares outstanding-diluted (in thousands)	16,498,696	16,825,872	16,812,498	16,812,498

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Other Comprehensive Income

	For the year ended December 31,
	2002	2003	2004
	NT$’000	NT$’000	NT$’000	US$’000
Other comprehensive (loss) income, ROC GAAP	(620,397)	823,013	(1,744,165)	(54,952)
(3) Marketable securities-available for sale	20,147,099	33,356,195	19,862,641	625,792
(2) Translation adjustments	(478)	1,748	8,125	256
(12) Interest rate swaps	—	(18,882)	(416,149)	(13,111)

Other comprehensive income, US GAAP	19,526,224	34,162,074	17,710,452	557,985

Reconciliation of Gross Profits

	For the year ended December 31,
	2002	2003	2004
	NT$’000	NT$’000	NT$’000 [Restated]	US$’000 [Restated]
Gross profit, ROC GAAP	12,538,054	21,765,919	36,798,425	1,159,371
(1) Compensation	(5,415,162)	(2,194,222)	(2,818,562)	(88,802)
(10) Consolidation of unconsolidated subsidiaries	—	102,382	199,931	6,299
(13) Inventory loss provision	(955,074)	(1,443,565)	(1,884,466)	(59,372)

Gross profit, US GAAP	6,167,818	18,230,514	32,295,328	1,017,496

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
	2002	2003	2004
	NT$’000	NT$’000	NT$’000 [Restated]	US$’000 [Restated]
Operating income, ROC GAAP	112,258	9,739,927	21,806,397	687,032
(1) Compensation	(7,348,917)	(2,914,994)	(3,751,051)	(118,181)
(7) Amortization of goodwill arising from merger with SiSMC	—	—	21,206	668
(7) Impairment loss on goodwill	—	—	(39,795,046)	(1,253,782)
(10) Consolidation of unconsolidated subsidiaries	(24,890)	(40,931)	(58,227)	(1,834)
(13) Inventory loss provision	(955,074)	(1,443,565)	(1,884,466)	(59,372)
(13) Foreign currency exchange gain (loss)	(104,243)	244,951	(929,038)	(29,271)
(14) Gain (loss) on disposal of property, plant and equipment	14,403	46,268	(90,658)	(2,856)

Operating (loss) income, US GAAP	(8,306,463)	5,631,656	(24,680,883)	(777,596)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Consolidated Stockholders’ Equity

		As of December 31,
		2003	2004
		NT$’000 [Restated]	NT$’000 [Restated]	US$’000 [Restated]
Total stockholders’ equity, ROC GAAP		232,233,046	266,373,876	8,392,372
(1)	Compensation	129,156	153,722	4,843
(2)	Equity investments:
	(1) Compensation	(150,524)	(189,123)	(5,958)
	(3) Marketable securities - trading	31,563	32,800	1,033
	(3) Marketable securities - available for sale	951,500	1,067,865	33,644
	(5) Technological know-how	(14,972)	(4,159)	(131)
	Translation adjustments	1,042	154	5
	Others	(344,210)	554,596	17,473
(3)	Investments in Debt and Equity Securities
	(a) Change in fair value of investments in securities	32,968,417	18,718,179	589,735
	(b) Impairment of investments in securities	(2,176,217)	(5,226,282)	(164,659)
	(c) Difference in application of equity accounting	396,777	1,458,562	45,953
	(d) Change in ownership of investees	1,652,828	1,527,584	48,128
(4)	Treasury stock	(3,372)	(2,169)	(68)
(6)	Change in fair value of the embedded derivatives in convertible / exchangeable bond liabilities	468,338	988,558	31,146
(6)	Interest expense of the convertible / exchangeable bond liabilities	(575,377)	(663,011)	(20,889)
(7)	Unamortized goodwill due to acquisition	98,268,000	98,268,000	3,096,030
(7)	Difference arising from merger with SiSMC	—	(840,079)	(26,468)
(7)	Impairment loss on goodwill	—	(39,795,046)	(1,253,782)
(9)	Income tax effect	(81,000)	412,595	12,999
(12)	Interest rate swaps	(18,882)	(416,149)	(13,111)

Stockholders’ equity, US GAAP		363,736,113	342,420,473	10,788,295

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Movements in Stockholders’ Equity in Accordance with US GAAP

	For the year ended December 31,
	2002	2003	2004
	NT$’000 [Restated]	NT$’000 [Restated]	NT$’000 [Restated]	US$’000 [Restated]
Balance at January 1,	349,492,233	333,509,353	363,736,113	11,459,865
(1) Compensation	7,415,890	2,971,527	3,762,999	118,557
(2) Adjustment of capital reserve and retained earnings accounted for under the equity method	197,989	535,183	1,613,750	50,843
(2) Cumulative translation adjustment on foreign long-term investment	829,758	187,252	(2,226,953)	(70,162)
(3) Change in fair value of investments in securities – the Company	(20,936,211)	13,846,828	(13,766,778)	(433,736)
(3) Change in fair value of investments in securities – equity investees	(545,915)	620,652	(60,625)	(1,910)
(3) Change in ownership of investees	20,981	(1,403,074)	(406,216)	(12,798)
(4) Treasury stock	(2,743,561)	1,156,178	(5,196,817)	(163,731)
Shares issued for merger with SiSMC	—	—	8,810,715	277,590
Exercise of employees’ stock options	—	—	788,393	24,839
(12) Interest rate swaps	—	(18,882)	(397,267)	(12,516)
Net income (losses)	(221,811)	12,331,096	(14,236,841)	(448,546)

Balance at end of year	333,509,353	363,736,113	342,420,473	10,788,295

Summarized US GAAP balance sheet and statement of operations information is presented below:

	As of December 31,
	2003	2004
	NT$’000 [Restated]	NT$’000 [Restated]	US$’000 [Restated]
Current assets	152,900,376	133,210,887	4,196,940
Non-current assets	333,406,866	319,002,850	10,050,499
Current liabilities	44,361,587	36,904,775	1,162,721
Non-current liabilities	63,171,293	64,278,235	2,025,149
Minority interests	15,038,249	8,610,254	271,274

	For the year ended December 31,
	2002	2003	2004
	NT$’000 [Restated]	NT$’000 [Restated]	NT$’000 [Restated]	US$’000 [Restated]
Net operating revenues	75,425,356	95,703,732	129,190,740	4,070,281
Cost of goods sold	(69,257,538)	(77,473,218)	(96,895,412)	(3,052,785)
Operating (loss) income	(8,306,463)	5,631,656	(24,680,883)	(777,596)
Net income	(221,811)	12,331,096	(14,236,841)	(448,546)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the significant balance sheet accounts under ROC GAAP to the amounts determined under US GAAP is as follows:

	As of December 31,
	2003	2004
	NT$’000 [Restated]	NT$’000 [Restated]	US$’000 [Restated]
Cash and Cash Equivalents:
As reported under ROC GAAP	118,771,773	101,381,973	3,194,139
Consolidation of unconsolidated subsidiaries	847,185	746,017	23,504
Reclassification to marketable securities	(30,422,651)	(46,570,371)	(1,467,245)

As adjusted under US GAAP	89,196,307	55,557,619	1,750,398

Marketable Securities, trading:
Reported as marketable securities under ROC GAAP	1,820,328	3,143,697	99,045
Reclassification from cash & cash equivalents	30,422,651	46,570,371	1,467,246
Reclassification to marketable securities, available-for-sale	(21,198)	—	—
Change in fair value of marketable securities	550,014	66,554	2,097

As adjusted under US GAAP	32,771,795	49,780,622	1,568,388

Represented by:
Trading securities - current	32,094,948	49,780,622	1,568,388
Trading securities - noncurrent	676,847	—	—

	32,771,795	49,780,622	1,568,388

	As of December 31,
	2003	2004
	NT$’000 [Restated]	NT$’000 [Restated]	US$’000 [Restated]
Other Financial Assets, Current:
As reported under ROC GAAP	2,446,603	453,845	14,299
Reclassification to marketable securities, held-to-maturity	(2,318,064)	(379,680)	(11,962)
Interest rate swaps	(18,882)	(416,149)	(13,111)

As adjusted under US GAAP	109,657	(341,984)	(10,774)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2003	2004
	NT$’000	NT$’000	US$’000
Long-term Investments:
As reported under ROC GAAP	38,919,249	32,712,278	1,030,633
Consolidation of unconsolidated subsidiaries	(770,610)	(806,245)	(25,402)
Equity investments compensation	(150,524)	(189,123)	(5,959)
Change in fair value of marketable securities	32,418,403	18,651,625	587,638
Impairment loss in marketable securities	(2,176,217)	(5,226,282)	(164,659)
Treasury stock	(3,372)	(2,169)	(68)
Reclassification from ROC GAAP marketable securities	21,198	—	—
Difference in application of equity accounting	396,777	1,458,562	45,953
Equity investments	1,995,468	3,000,434	94,532

As adjusted under US GAAP	70,650,372	49,599,080	1,562,668

Marketable Securities, held-to-maturity:
As reported under ROC GAAP	—	—	—
Reclassification from other financial assets	4,166,594	2,942,434	92,704

As adjusted under US GAAP	4,166,594	2,942,434	92,704

Other Financial Assets, Non-current:
As reported under ROC GAAP	1,848,530	2,562,754	80,742
Reclassification to marketable securities, held-to-maturity	(1,848,530)	(2,562,754)	(80,742)

As adjusted under US GAAP	—	—	—

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2003	2004
	NT$’000	NT$’000 [Restated]	US$’000 [Restated]
Other Assets:
As reported under ROC GAAP	2,333,991	4,916,309	154,893
Consolidation of unconsolidated subsidiaries	1,649	1,206	38

As adjusted under US GAAP	2,335,640	4,917,515	154,931

Goodwill:
As reported under ROC GAAP	—	4,497,726	141,705
Goodwill upon conversion of convertible bonds	325,302	325,302	10,249
Goodwill arising from merger with SiSMC	—	(1,026,277)	(32,334)
Goodwill due to acquisition	98,268,000	98,268,000	3,096,030
Impairment loss on goodwill	—	(39,795,046)	(1,253,782)

As adjusted under US GAAP	98,593,302	62,269,705	1,961,868

Accrued Expenses:
As reported under ROC GAAP	5,213,758	9,204,536	289,998
Consolidation of unconsolidated subsidiaries	3,438	7,568	239
Compensation	12,618	28,659	903

As adjusted under US GAAP	5,229,814	9,240,763	291,140

Financial Instrument Liabilities:
As reported under ROC GAAP	—	—	—
Embedded derivatives in convertible/exchangeable bonds	703,182	182,961	5,764

As adjusted under US GAAP	703,182	182,961	5,764

Minority Interests:
As reported under ROC GAAP	15,078,024	8,728,877	275,012
Consolidation of unconsolidated subsidiaries	50	17,297	545
Others	(39,825)	(135,920)	(4,282)

As adjusted under US GAAP	15,038,249	8,610,254	271,275

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