Form 20-F
period 2005-12-31
UNITED MICROELECTRONICS CORP
filed 2006-06-26
CIK 1033767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number 1-15128

United Microelectronics Corporation

(Exact Name of Registrant as Specified in its Charter)

Taiwan, Republic of China

(Jurisdiction of Incorporation or Organization)

No. 3 Li-Hsin Road II, Hsinchu Science Park,

Hsinchu City, Taiwan, Republic of China

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
American Depositary Shares, as evidenced by American Depositary Receipts, each representing 5 Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

19,794,703,324 Common Shares of Registrant issued as of December 31, 2005 (including 942,067,000 treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

UNITED MICROELECTRONICS CORPORATION

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2005

i

ii

SUPPLEMENTAL INFORMATION

The references to “United Microelectronics,” “we,” “us,” “our” and “our company” in this annual report refer to United Microelectronics Corporation and its consolidated subsidiaries, unless the context suggests otherwise. The references to “United Semiconductor,” “United Silicon,” “United Integrated Circuits,” “UTEK Semiconductor,” “UMCJ” and “UMCi” are to United Semiconductor Corporation, United Silicon Incorporated, United Integrated Circuits Corporation, UTEK Semiconductor Corporation, UMC JAPAN (formerly Nippon Foundry Inc.) and UMCi Ltd. (formerly UMCi Pte Ltd), respectively. The references to “Taiwan” and “ROC” refer to Taiwan, Republic of China. The references to “shares” and “common shares” refer to our common shares, par value NT$10 per share, and “ADSs” refers to our American depositary shares, each representing five common shares. The ADSs are issued under the Deposit Agreement, dated as of September 21, 2000, as amended, supplemented or modified from time to time, among United Microelectronics, Citibank N.A. and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. “ROC GAAP” means the generally accepted accounting principles in the Republic of China and “US GAAP” means the generally accepted accounting principles in the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

We publish our financial statements in New Taiwan dollars, the lawful currency of the ROC. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$,” “US$” and “U.S. dollars” mean United States dollars, “¥” means Japanese Yen, “SGD$” means Singapore dollars and “€” means Euro.

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT

MAY NOT BE REALIZED

Our disclosure and analysis in this annual report contain or incorporate by reference some forward-looking statements. Our forward-looking statements contain information regarding, among other things, our financial condition, future expansion plans and business strategy. We have based these forward-looking statements on our current expectations and projections about future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	our dependence on frequent introduction of new product services and technologies based on the latest developments;

•	the intensely competitive semiconductor, communications, consumer electronics and PC industries and markets;

•	risks associated with our international business activities;

•	our dependence on key personnel;

•	general economic and political conditions, including those related to the semiconductor, communications, consumer electronics and PC industries;

•	natural disasters, such as earthquakes and droughts, which are beyond our control;

•	possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activities and armed conflict, and outbreaks of contagious diseases, such as avian influenza, that may reduce end-user purchases relative to expectations and orders;

•	fluctuations in foreign currency exchange rates;

•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the U.S. Securities and Exchange Commission; and

•	those other risks identified in the “Item 3. Key Information—D. Risk Factors” section of this annual report.

The words “may”, “will”, “is/are likely to,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions are intended to identify a number of these forward-looking statements. We do not and will not undertake the obligation to update or revise any forward-looking statements contained in this annual report whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

GLOSSARY

ASIC	Application Specific Integrated Circuit. A custom-designed integrated circuit that performs specific functions which would otherwise require a number of off-the-shelf integrated circuits to perform.

Cell	Semiconductor structure in an electrical state which can store a bit of information, mainly used as the building block of memory array.

Die	A piece of a semiconductor wafer containing the circuitry of an unpackaged single chip.

DRAM	Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity hundreds of times per second or else it will fade away.

FPGA	Field Programmable Gate Array. A programmable integrated circuit.

High-k dielectric insulation	Insulating material used to separate interconnect wiring layers.

Integrated circuit	Entire electronic circuit built on a single piece of solid substrate and enclosed in a small package. The package is equipped with leads needed to electrically integrate the integrated circuit with a larger electronic system. Monolithic and hybrid integrated circuits are distinguished by the type of substrate used.

Interconnect	The conductive path made from copper or aluminum that is required to achieve connection from one circuit element to the other circuit elements within a circuit.

Mask	Photomask. A piece of glass on which an integrated circuit circuitry design is laid out.

Memory	A group of integrated circuits that a computer uses to store data and programs, such as ROM, RAM, DRAM and SRAM.

Micron	A unit of spatial measurement that is one-millionth of a meter.

Nanometer	A unit of spatial measurement that is one-billionth of a meter.

PC	Personal computer.

RAM	Random Access Memory. A type of volatile memory forming the main memory of a computer where applications and files are run.

ROM	Read-Only Memory. Memory that is programmed by the manufacturer and cannot be changed. Typically, ROM is used to provide start-up data when a computer is first turned on.

Scanner	A photolithography tool used in the production of semiconductor devices. This camera-like step-and-scan tool projects the image of a circuit from a master image onto a photosensitized silicon wafer.

Semiconductor	A material with electrical conducting properties in between those of metals and insulators. Essentially, semiconductors transmit electricity only under certain circumstances, such as when given a positive or negative electric charge. Therefore, a semiconductor’s ability to conduct can be turned on or off by manipulating those charges and this allows the semiconductor to act as an electric switch. The most common semiconductor material is silicon, used as the base of most semiconductor chips today because it is relatively inexpensive and easy to create.

SiGe refill process	A technique used to grow Silicon (Si) with Germanium (Ge) doping to increase the compressive strain in PMOS device channel to improve performance.

SoC	System-on-Chip. A chip that incorporates functions currently performed by several chips on a cost effective basis.

SOI	Silicon-On-Insulator. Silicon wafer consisting of a thin layer of oxide, on top of which semiconductor devices are built.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Stepper	A machine used in the photolithography process in making wafers. With a stepper, a small portion of the wafer is aligned with the mask upon which the circuitry design is laid out and is then exposed to the light source. The machine then “steps” to the next area repeating the process until the entire wafer has been done.

Transistor	Tri-terminal semiconductor device in which input signal (voltage or current depending on the type of transistor) controls output current. An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products which lose their data content when the power supply is switched off.

Wafer	Thin, round, flat piece of silicon that is the base of most integrated circuits.

8-inch wafer equivalents	Standard unit describing the equivalent amount of 8-inch wafers produced after conversion, used to quantify levels of wafer production for purposes of comparison. Figures of 8-inch wafer equivalents are derived by converting the number of wafers of all dimensions (e.g., 6-inch, 8-inch and 12-inch) into their equivalent figures for 8-inch wafers. 100 6-inch wafers are equivalent to 56.25 8-inch wafers. 100 12-inch wafers are equivalent to 225 8-inch wafers.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected balance sheet data as of December 31, 2004 and 2005 and the selected statements of income and cash flow data for the years ended December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected balance sheet data as of December 31, 2001, 2002 and 2003 and the selected statements of income and cash flow data for the years ended December 31, 2001 and 2002 are derived from our audited consolidated financial statements not included in this annual report.

Our financial statements have been prepared and presented in accordance with ROC GAAP, which differs in many material respects from US GAAP. For a discussion of these differences, see Note 34 to our audited consolidated financial statements included elsewhere in this annual report. Some of the statements of income, cash flow and balance sheet data items have been reconciled to US GAAP and are set forth below. The summary financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements and the notes to those statements included elsewhere in this annual report.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Statement of Income Data:
ROC GAAP
Net operating revenues	69,817	75,425	95,704	129,191	100,316	3,058
Costs of goods sold	60,568	62,887	73,938	92,393	90,643	2,763

Gross profit	9,249	12,538	21,766	36,798	9,673	295

Operating expenses:
Sales and marketing	2,276	1,527	2,171	2,775	3,739	114
General and administrative	4,425	3,531	3,996	4,853	4,387	134
Research and development	8,960	7,368	5,859	7,364	9,634	294

Total operating expenses	15,661	12,426	12,026	14,992	17,760	542

Operating income (loss)	(6,412)	112	9,740	21,806	(8,087)	(247)
Net non-operating income (expenses)	(154)	6,904	4,956	9,938	13,693	418

Income (loss) before income tax and minority interest	(6,566)	7,016	14,696	31,744	5,606	171
Income tax (expense) benefit	3,040	(271)	(980)	(374)	(67)	(2)
Cumulative effect of changes in accounting principles (the net amount after deducted tax expense $0)(1)	—	—	—	—	(113)	(4)

Minority interest (income) loss	369	327	304	473	1,601	49

Net income (loss)	(3,157)	7,072	14,020	31,843	7,027	214

Earnings (loss) per share:(2)(3)
Basic	(0.16)	0.38	0.76	1.70	0.38	0.01
Diluted(5)	(0.16)	0.38	0.74	1.67	0.38	0.01
Shares used in earnings (loss) per share calculation:(3)
Basic	18,869	18,657	18,549	18,754	18,411	18,411
Diluted(5)	18,869	18,899	18,974	19,053	18,692	18,692
Earnings (loss) per ADS:(3)
Basic	(0.80)	1.90	3.80	8.50	1.90	0.06
Diluted(5)	(0.80)	1.90	3.70	8.35	1.90	0.06
US GAAP
Net operating revenues	69,816	75,425	95,704	129,191	96,782	2,951
Costs of goods sold	(65,668)	(69,258)	(77,473)	(96,895)	(89,743)	(2,736)
Operating income (loss)	(24,223)	(8,306)	5,632	(24,681)	(29,072)	(886)
Net income (loss)	(23,247)	(222)	12,331	(14,237)	(15,669)	(478)
Earnings (loss) per share:(2)(4)
Basic	(1.28)	(0.01)	0.68	(0.77)	(0.84)	(0.03)
Diluted(5)	(1.28)	(0.01)	0.66	(0.77)	(0.84)	(0.03)
Shares used in earnings (loss) per share calculation:(4)
Basic	18,179	18,198	18,233	18,544	18,598	18,598
Diluted(5)	18,179	18,198	18,559	18,544	18,598	18,598
Earnings (loss) per ADS:(4)
Basic	(6.40)	(0.05)	3.40	(3.85)	(4.20)	(0.13)
Diluted(5)	(6.40)	(0.05)	3.30	(3.85)	(4.20)	(0.13)

	As of December 31,
	2001	2002	2003	2004	2005
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Balance Sheet Data:
ROC GAAP
Current assets	100,787	110,922	154,322	132,936	144,863	4,417
Long-term investment	40,757	37,800	38,859	32,712	29,680	905
Property, plant and equipment	169,121	167,077	149,557	192,024	159,114	4,851
Total assets	320,694	327,029	354,514	376,305	347,049	10,581
Current liabilities	34,524	29,147	44,140	36,598	36,960	1,127
Long-term debt (excluding current portion)	54,695	62,321	60,334	61,288	41,692	1,271
Total liabilities	91,778	93,581	107,203	101,202	82,429	2,513
Stockholders’ equity	213,322	217,424	232,233	266,374	258,284	7,874
US GAAP
Cash and cash equivalents	57,826	54,219	89,196	55,558	63,508	1,936
Working capital(6)	66,837	73,268	108,539	96,690	105,846	3,227
Total assets	456,879	442,645	486,307	452,630	426,706	13,009
Total liabilities	91,792	93,112	107,533	101,599	83,943	2,559
Stockholders’ equity	349,492	333,509	363,736	342,420	336,425	10,257

	As of December 31,
	2001	2002	2003	2004	2005
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per share data)
Other Consolidated Data:
ROC GAAP
Cash flow:
Capital expenditure	43,051	35,978	24,820	81,110	22,163	676
Cash provided by operating activities.	40,187	30,527	49,625	73,938	45,172	1,377
Cash used in investing activities	(43,257)	(36,439)	(24,114)	(83,132)	(7,613)	(232)
Cash provided (used) by financing activities	18,184	3,162	17,581	(6,832)	(29,592)	(902)
Net increase (decrease) in cash and cash equivalents	14,434	(2,002)	43,869	(17,390)	7,245	221
Gross profit margin	13.2%	16.6%	22.7%	28.5%	9.6%	9.6%
Operating profit (loss) margin	(9.2)%	0.1%	10.2%	16.9%	(8.1)%	(8.1)%
Net profit (loss) margin	(4.5)%	9.4%	14.6%	24.6%	7.0%	7.0%
Capacity utilization rate (on an actual basis)	46.6%	65.2%	84.8%	90.8%	72.4%	72.4%
Dividends declared per share(7)	1.5	1.5	0.4	0.8	1.1	0.0335
US GAAP
Cash flow:
Capital expenditure	43,054	36,008	24,827	81,127	22,163	676
Cash provided by operating activities	39,785	30,506	49,543	73,760	45,216	1,379
Cash used in investing activities	(60,259)	(38,035)	(32,923)	(99,155)	(6,233)	(190)
Cash provided (used) by financing activities	18,617	3,162	17,587	(6,820)	(29,565)	(901)
Net increase (decrease) in cash and cash equivalents	(2,524)	(3,607)	34,977	(33,639)	7,951	242
Gross profit margin	5.9%	8.2%	19.0%	25.0%	7.3%	7.3%
Operating (loss) profit margin	(34.7)%	(11.0)%	5.9%	(19.1)%	(30.0)%	(30.0)%
Net (loss) profit margin	(33.3)%	(0.3)%	12.9%	(11.0)%	(16.2)%	(16.2)%

(1)	Refer to Note 3 to the audited consolidated financial statements included elsewhere in this annual report.
(2)	Earnings (loss) per share is calculated by dividing net income by the weighted average number of shares outstanding during the year.
(3)	Retroactively adjusted for all subsequent stock dividends and employee stock bonuses.
(4)	Retroactively adjusted for all subsequent stock dividends.
(5)	Diluted securities include convertible bonds and employee stock options.
(6)	Working capital equals current assets minus current liabilities.
(7)	Dividends declared per share are in connection with earnings and accumulated capital reserve.
(8)	Refer to Note 34 to the audited consolidated financial statements included elsewhere in this annual report.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$32.80 = US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 30, 2005. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00.

	Average(1)	High	Low	At Period-End
2001	33.91	35.13	32.23	35.00
2002	34.53	35.16	32.85	34.70
2003	34.40	34.98	33.72	33.99
2004	33.27	34.16	31.74	31.74
2005	32.13	33.77	30.65	32.80
December	33.29	33.56	32.80	32.80
2006 (through May 31, 2006)	32.17	32.65	31.28	31.99
January	32.04	32.59	31.83	31.97
February	32.32	32.65	31.97	32.40
March	32.46	32.62	32.28	32.42
April	32.29	32.54	31.90	31.90
May	31.74	32.13	31.28	31.99

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Determined by averaging the rates on the last business day of each month during the relevant period for annual periods and the rates on each business day for monthly periods.

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

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns. Since most of our customers operate in semiconductor-related industries, variations in order levels from our customers can result in volatility in our revenues and earnings. Because our business is, and will continue to be, largely dependent on the requirements of semiconductor companies for our services, downturns in the semiconductor industry will lead to reduced demand for our services. For example, the semiconductor industry experienced a period of economic downturn beginning in the fourth quarter of 2000 until early 2003, due to a number of factors including a slowdown in the global economy, overcapacity in the semiconductor industry and a worldwide inventory adjustment. As a result of the downturn, our net operating revenues for 2001 decreased 39.6%

from 2000 and for 2002 increased only slightly by 8.0% from 2001. We incurred a net income of NT$7,072 million for 2002 compared to a net loss of NT$3,157 million for 2001. The semiconductor industry recovered from the downturn in early 2003 but again experienced a slowdown from the third quarter of 2005 until early 2006 due to industry-wide inventory correction. As a result, our net operating revenues decreased from NT$129,191 million in 2004 to NT$100,316 million (US$3,058 million) in 2005. We cannot give any assurance that any future downturn will not affect our results of operations.

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

Our revenues, expenses and results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations have at times in the past been negatively affected by, and are expected to continue to be subject to the risk of, the following factors:

•	the seasonality and cyclical nature of both the semiconductor industry and the markets served by our customers;

•	our customers’ adjustments in their inventory;

•	the loss of a key customer or the postponement of orders from a key customer;

•	the rescheduling and cancellation of large orders;

•	our ability to obtain equipment, raw materials, electricity, water and other required utilities on a timely and economic basis;

•	outbreaks of contagious diseases, including severe acute respiratory syndrome and avian flu;

•	environmental events, such as fires and earthquakes, or industrial accidents; and

•	technological changes.

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

Our customers generally use the semiconductors produced in our fabs in a wide variety of applications. We derive a significant percentage of our operating revenues from customers who use our manufacturing services to make semiconductors for communication devices, consumer electronics and PCs. Percentages of our net wafer sales derived from our products used in communication devices, consumer electronics, PC, memory and other applications were 46.1%, 28.3%, 22.0%, 1.7% and 1.9%, respectively, in 2005. The communications and PC markets experienced a sudden and substantial market downturn and inventory correction in the third quarter of 2005 until early 2006. This downturn resulted in a reduced demand for our services and hence decreased our revenues and earnings. Any significant decrease in the demand for communication devices, consumer electronics or PCs may further decrease the demand for our services. In addition, if the average selling prices of communication devices, consumer electronics or PCs decline significantly, we will be pressured to further reduce our selling prices, which may reduce our revenues and, therefore, reduce our margins significantly. As demonstrated by the downturn in demand for high technology products, market conditions can change rapidly, without apparent warning or advance notice. In such instances, our customers will experience inventory buildup and/or difficulties in selling their products and, in turn, will reduce or cancel orders for wafers from us. While these downturns are to be expected in the semiconductor business, their timing, severity and recovery cannot be predicted accurately or at all. When they occur, our business, profitability and price of the shares and ADSs are likely to suffer.

Overcapacity in the semiconductor industry may reduce our revenues, earnings and margins.

The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand such as was the case in early 2000. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. In a period of overcapacity, if we are unable to offset the adverse effects of overcapacity through, among other things, our technology and product mix, we may have to lower the prices we charge our customers for our services and/or we may have to operate at significantly less than full capacity. Such actions could reduce our margin and weaken our financial condition and results of operations. Due to the increased demand for semiconductors in 2003, our average capacity utilization rate increased from 65.2% in 2002 to 84.8% in 2003. With a general recovery in the worldwide semiconductor industry, we experienced growth in 2004 with average capacity utilization rate of 90.8%. Our average capacity utilization rate again decreased to 72.4% in 2005 due to a slowdown in our industry compared with the growth in 2004. However, we cannot give any assurance that an increase in the demand for foundry services in the future will not lead to overcapacity again in the near future, which could materially adversely affect our revenues, earnings and margins.

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

The semiconductor industry is developing rapidly and the related technology is constantly evolving. If we do not anticipate the technology evolution and rapidly adopt new and innovative technology, we may not be able to produce sufficiently advanced products at competitive prices. There is a risk that our competitors may adopt new technology before we do, resulting in our loss of market share. For example, in 2003, we were one of the first foundries to deliver working customer products using advanced 90-nanometer copper technology. This technology has been in volume production since the second quarter of 2004. In 2005, product samples fabricated using 65–nanometer process technology were delivered to customers for validation. Furthermore, we are actively developing 45-nanometer process technologies to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size. If we are unable on a timely basis to begin offering these products on a competitive basis, we may lose to our competitors providing similar technologies to customers, which may cause our net operating revenues to decline unless we can replace lost customers with new customers.

If we lose the support of our technology partners, we may be unable to provide leading technology to our customers.

Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through internal research and development and alliances with other companies. Although we have an internal research and development team focused on certain customers developing new semiconductor manufacturing process technologies, we are dependent on our technology partners to advance our portfolio of process technologies. We currently have patent cross-licensing agreements with several companies, including Agere Systems Inc., or Agere, International Business Machines Corporation, or IBM, Texas Instruments Incorporated, or Texas Instruments, and Freescale Semiconductor Inc, or Freescale. We also depend upon mask and equipment vendors to supply our technology development teams with the masks and equipment needed to continuously develop more advanced processing technologies. If we are unable to continue any of our joint development arrangements, patent cross-licensing agreements and other agreements, on mutually beneficial economic terms, if we re-evaluate the technological and economic benefits of such relationships, if we are unable to enter into new technology alliances with other leading semiconductor suppliers, or if we fail to secure masks and equipment from our vendors in a timely manner sufficient to support our ongoing technology development, we may lose important customers because we are unable to continue providing our customers with leading edge mass-producible process technologies.

If we cannot compete successfully in our industry, our business may suffer.

The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation and Chartered Semiconductor Manufacturing Ltd., as well as the foundry operation services of some integrated device manufacturers such as IBM and Toshiba Corporation, or Toshiba. Integrated device manufacturers principally manufacture and sell their own proprietary semiconductor products, but may also offer foundry service. Other competitors such as Samsung, DongbuAnam Semiconductor, Grace Semiconductor Manufacturing Corp., X-FAB Semiconductors Foundries AG and Silterra Malaysia Sdn. Bhd. have initiated efforts to develop substantial new foundry capacity. New entrants in the foundry business are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. Some of our competitors have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

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

Our manufacturing yields directly affect our ability to attract and retain customers, as well as the price of our services. Our capacity utilization affects our operating results because a large percentage of our operating costs are fixed. With the general recovery of the worldwide semiconductor industry in 2004, we experienced growth in our capacity utilization rate that year. Our capacity utilization rate, however, decreased in 2005 because of the market downturn in that year. Our technology mix affects utilization of our equipment and process technologies, which can affect our margins. If we are unable to continuously improve our manufacturing yields, maintain high capacity utilization or optimize the technology mix of our wafer production, our profit margin may substantially decline.

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

We have been largely dependent on a small number of customers for a substantial portion of our business. In 2005, our top ten customers accounted for 58.3% of our net operating revenues. Our top two customers each accounted for 17.8% and 10.5%, respectively, of our net operating revenues in 2005. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our net operating revenues. We cannot assure you that our net operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to, any of these customers could significantly reduce our net operating revenues.

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

In March 2001, we entered into a foundry venture agreement with EDB Investments Pte Ltd., or EDB Investments, and Infineon Technologies AG, or Infineon, relating to the formation of UMCi to construct and operate a 12-inch wafer fab in Singapore’s Pasir Ris Wafer Fab Park. Under the sale and transfer agreements entered in August 2003 and March 2004, we purchased all of the shares of UMCi held by Infineon and EDB Investments. Through subsequent purchases, UMCi became our wholly owned subsidiary in December 2004. The facilities of our Fab 12i employ advanced process technology of 0.13-micron and 90-nanometer processes. Fab 12i began volume production in the first quarter of 2004 and has a monthly capacity of 14,500 12-inch wafers as of March 31, 2006, which is equivalent to a monthly capacity of 32,625 8-inch wafers. Pursuant to a sale and transfer agreement dated March 31, 2005, UMCi transferred its businesses, operations and assets to our newly incorporated Singapore Branch on April 1, 2005.

Doing business in Singapore involves risks related to infrastructure, changes in local laws and economic and political conditions. We chose Singapore in part to take advantage of economic incentives provided under the laws and policies of Singapore. Any change in these or other laws or policies or in the political or economic conditions in Singapore or the surrounding region may have an adverse effect on Fab 12i’s business. In addition, due to the high cost of raw materials, labor and equipment in operating this new fab, we expect that our operations in Singapore could incur significant cash outflows over the next few years. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash inflows. However, prior to such time, it may incur significant losses due largely to significant depreciation and amortization expenses, which are not expected to be offset by a significant amount of revenues. If Fab 12i fails to achieve sufficient volumes of production at or above acceptable yield rates, or if the cost of production exceeds expectation, Fab 12i could result in substantial loss which may negatively affect our income or loss.

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

Our inability to enter into certain patent cross licenses on favorable terms could have an adverse effect on our business.

We entered into a patent cross license arrangement with Hitachi in 1994 and renewed that arrangement in 1999. The renewal arrangement expired at the end of 2003 and Renesas Technology Corp. (“Renesas”), who succeeded to the Hitachi patent portfolio, has asserted, subsequent to the expiration of the patent cross license arrangements, that we have been infringing upon several of their patents and request that we enter into cross licenses with them. However, we believe and have asserted that Renesas has, instead, infringed upon several of our patents. We are currently in negotiations with Renesas with respect to the terms of possible cross license arrangements and Renesas has indicated their willingness to enter into such arrangements on terms that we believe would not have a material adverse effect on our financial position or operations. However, we can not give any assurance that the cross license negotiations will be successful or that we will be able to renew these cross license arrangements on terms that would not have a material adverse effect on our financial position or operations.

Two of our former executives were charged with criminal offenses and our company was fined for violations of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area in connection with our alleged involvement in the operation of Hejian Technology (Suzhou) Co., Ltd., a semiconductor manufacturer in China.

Hejian Technology (Suzhou) Co., Ltd., or Hejian, a semiconductor manufacturer in Suzhou, China, was set up in December 2001. Soon after the establishment of Hejian, there were various rumors that Hejian was set up by us, which we denied immediately because we did not inject any capital into nor did we transfer any technology to Hejian.

In June 2005, our former Chairman, Robert H. C. Tsao and our former Vice Chairman, John Hshun, were interrogated by the Hsinchu District Prosecutor’s Office for a breach of their fiduciary duty owed to us. In January 2006, Hsinchu District Prosecutor’s Office announced that our former Chairman and former Vice Chairman would be prosecuted in connection with their alleged breach of fiduciary duties and certain violations of the ROC Commercial Accounting Act. Prior to such charges, both our former Chairman and former Vice Chairman resigned from their respective positions with our company.

The ROC Financial Supervisory Commission, or the ROC FSC, a regulatory authority that supervises securities, banking, futures, and insurance activities in Taiwan, also began their investigation into any violation of ROC securities laws by us. In April 2005, our former Chairman was fined (1) in the amount of NT$2.4 million by the ROC FSC for our delay in making timely public disclosure (within two days) regarding the information relating to Hejian, which was resolved in our board meeting on March 4, 2005 (the “March 4 Resolution”), and (2) in the amount of NT$0.6 million for our failure to disclose the information regarding the assistance we had provided to Hejian. Our former Chairman’s appeal in relation to such fines was overruled in early 2006, and a lawsuit has been filed by our former Chairman with the Administrative High Court seeking to revoke the disposition made by the ROC FSC.

In connection with the March 4 Resolution, our company was also fined in the amount of NT$30,000 by the Taiwan Stock Exchange for a delay in making public disclosure. After our former Chairman and former Vice Chairman were indicted by the prosecutor, our company was found by the ROC Ministry of Economic Affairs to be in violation of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area and fined in the amount of NT$5 million for our alleged illegal investment in Hejian. Although we are currently appealing such fines, we cannot assure you that we would prevail in such appeal.

We have been offered a 15% interest in a holding company that owns Hejian, but such investment may not materialize.

ROC law prohibits investment in China by Taiwanese makers of semiconductors without government approval. In March 2005, the Chairman of the holding company of Hejian offered us a 15% interest in the holding company of Hejian. Immediately after we received the offer, we filed an application with the Investment Commission for their executive guidance and disclosed our receipt of such offer to investors and the public. As of the date of this annual report, we have not entered into any agreement to formalize the terms and conditions in connection with the transfer of the 15% interest. Pending ROC regulatory approval, we will endeavor to include this 15% interest in our assets, which will then be reflected on our financial statements. We cannot assure you at present that the ROC government will approve our acceptance of this 15% interest, or if such acceptance is approved by the ROC government, the agreement that formalizes the terms and conditions will be on the terms that are favorable to us.

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

If we restate our financial statements in the future, we could experience a loss in investor confidence in the reliability of our financial statements, which could negatively impact the market price of the shares or ADSs.

Subsequent to the filing of our initial annual report on Form 20-F for the year ended December 31, 2004, and in the process of addressing certain comments received from the Securities and Exchange Commission on such initial annual report, we discovered that certain US GAAP-related financial information was miscalculated. As a result we restated our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 with respect to certain US GAAP financial information, as further disclosed in Note 33 to our financial statements relating to non-cash charges and adjustments to goodwill, derivative instruments and employee stock bonuses. We filed our restated financial statements in an amendment to our annual report on Form 20-F/A for the year ended December 31, 2004 on February 13, 2006. If we are required to revise, amend or restate our financial statements again in the future, we could experience a loss in investor confidence in the reliability of our financial statements which could negatively impact the market price of the shares or ADSs.

Investor confidence in us may be adversely impacted if we or our independent registered public accountants are unable to attest to the effectiveness of our internal control over financial reporting as of December 31, 2006 as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the reporting requirements of the Securities and Exchange Commission. The Securities and Exchange Commission, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on the company’s internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accountants must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2006. Our management may not conclude that our internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if the independent registered public accountants are not satisfied with our internal controls, the level at which our controls are documented, designed, operated or reviewed, or if the independent registered public accountants interpret the requirements, rules or regulations differently from us, they may decline to attest to our management’s assessment or may issue a report that is adverse. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our ADSs.

The differences between ROC and U.S. accounting standards affect the amount of our net income.

Our financial statements are prepared under ROC GAAP, which differ in certain significant respects from US GAAP. For example, ROC GAAP does not require the recognition of the market value of our shares distributed as bonuses to our employees in the calculation of net income. In addition, we have performed impairment test relating to goodwill and long-lived assets under US GAAP, which was not required to apply to financial statements prior to 2005 under ROC GAAP. As a result, our net income (loss) in 2003, 2004 and 2005 under US GAAP was

NT$12,331 million, NT$(14,237) million and NT$ (15,669) million (US$(478) million), respectively, as compared to net income under ROC GAAP of NT$14,020 million, NT$31,843 million and NT$7,027 million (US$214 million) in 2003, 2004 and 2005, respectively. For a discussion of these differences, see Note 34 to our audited consolidated financial statements included elsewhere in this annual report.

Changes in ROC GAAP may have a material adverse impact on our results of operations.

We used to categorize securities we owned as either short-term investments or long-term investments. Short-term investments were recorded at cost when acquired and stated at the lower of aggregate cost or market value (LCM). Long-term investments were stated at cost when acquired and evaluated under the LCM method or equity method, depending on the percentage of our shareholding. Stock dividends received were not recorded as investment income, but were reflected as an increase in the number of shares held. However, according to the ROC Statement of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” (“ROC SFAS 34”), beginning in 2006, investments in debt and equity securities are classified into five main categories: at-fair-value-through-profit-or-loss (the “FVTPL”), available-for-sale, loans and receivables, held-to-maturity and measured-at-cost. Changes in the values of securities in the FVTPL portfolio are recognized in the profit and loss accounts immediately; changes in the values of available-for-sale category are reported in a separate component of shareholders’ equity; loans and receivables and held-to-maturity securities are recorded under the amortized cost method. In a departure from previous ROC GAAP, which treated derivatives as off-balance sheet items, ROC SFAS 34 requires all derivatives to be recorded on the balance sheet at fair value and establishes “hedge accounting” for three different types of hedges: fair value hedge, cash flow hedge and foreign currency net investment hedge. Under hedge accounting, the effective portion of gains or losses from the hedging transactions are either recognized as earnings or charged to stockholders’ equity, as applicable. Changes in the fair value of derivatives that do not meet the criteria of one of these three categories of hedges are recorded directly in earnings. We cannot assure you that the implementation of ROC SFAS 34 will not have a material adverse effect on our results of operations or financial condition.

Any future outbreak of contagious diseases may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

Any future outbreak of contagious diseases, such as avian influenza or severe acute respiratory syndrome, may disrupt our ability to adequately staff our business and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part of or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may also adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

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

In addition, the Taiwan government is currently building a high-speed railway system, which would pass near the Tainan Science Park where our 12-inch fab, Fab 12A, is located. Trains on this system are expected to begin running as early as late 2006. Once these trains begin running, they would emit microvibrations that some experts predict could interfere with the operation of lithography equipment used for wafer production in Fab 12A, which is close to the affected area. Although we do not believe that such microvibrations may cause serious direct harm to our operations, they could cause our yield rates at this fab to decline and our costs of producing 12-inch wafers to increase, which could negatively affect our results of operations.

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

Because we are one of the earliest semiconductor manufacturers in the world to construct 12-inch fabs, we may be subject to risks relating to the construction, ramping up, operation and expansion of these facilities. We might face construction delays, interruptions, infrastructure failure and delays in upgrading or expanding existing facilities, or changing our process technologies, any of which might adversely affect our production schedule. Our failure to follow our production schedule could delay the time required to recover our investments and seriously affect our profitability.

If we are unable to obtain raw materials and equipment in a timely manner, our production schedules could be delayed and we may lose customers.

We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of these suppliers’ wafers. For example, in 2005, we purchased a majority of our silicon wafers from three suppliers, Shin-Etsu Handotai Corporation, or Shin-Etsu, MEMC Electronic Materials, Inc. and Formosa Komatsu Silicon Corporation. We do not

have long-term contracts with most of our suppliers. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.

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

Most of our assets and many of our customers and suppliers are located in the Hsinchu Science Park. We and these customers and suppliers are dependent on the infrastructure supporting the Park. Our operations and the operations of our customers and suppliers are vulnerable to earthquakes, floods, droughts, power losses and similar events that affect the Hsinchu Science Park. The occurrence of any of these events could interrupt our services and cause severe damages to wafers in process. For instance, our operations stopped completely for five days in September 1999 largely because of a power outage caused by a severe earthquake. After the stoppage, we spent several days to ramp up to full operations. Most recently in November 2004, Taiwan experienced significant earthquakes registering up to 6.7 on the Richter scale. We did not experience any significant damage as a result of these earthquakes. We cannot guarantee that future earthquakes will not cause material damage to our facilities or property, including work in progress, or cause significant business interruptions. Although we maintain property and business interruption insurance for such risks, there is no guarantee that future damages or business loss from earthquakes will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient. In addition, shortages or suspension of power supplies to the Hsinchu Science Park have occasionally occurred, and have disrupted our operations. In addition, the Hsinchu area experienced a severe drought in 2001 and is likely to experience other droughts in the future. While the semiconductor manufacturing process uses large amounts of water, if a drought does occur and the authorities are unable to source water from alternative sources in sufficient quantity, we may be required to temporarily shut down or substantially reduce the operations of our fabs located in the Hsinchu Science Park, which would seriously affect our operations.

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

Political, Economic and Regulatory Risks

We face substantial political risks associated with doing business in Taiwan, particularly due to the tense relationship between the ROC and the People’s Republic of China (the “PRC”) that could negatively affect the value of your investment.

Our principal executive offices and most of our assets and operations are located in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our shares and the ADSs may be affected by changes in ROC governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, further passed an Anti-Secession Law that authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of companies in the ROC. In February 2006, the president of Taiwan suspended activities of the country’s National Unification Counsel, a committee established to assist Taiwan in its efforts to reunite with the PRC. Such suspension is commonly viewed as having a detrimental effect to reunification efforts between the two countries. Relations between the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

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

We, like many ROC technology companies, have benefited from substantial tax incentives provided by the ROC government. In 2005, such incentives resulted in a tax credit in the amount of NT$528 million (US$16 million). If these incentives are curtailed or eliminated, our net income after tax may decrease substantially.

The trading price of the shares and ADSs may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, increases in interest rates and the economic performance of Taiwan.

Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange and the economic performance of Taiwan. The Taiwan Stock Exchange is smaller and, as a market, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. During 2005, the Taiwan Stock Exchange Index reached a low of 5632.97 on October 28, 2005 and peaked at 6,575.53 on December 29, 2005. On May 30, 2006, the Taiwan Stock Exchange Index closed at 6,846.95, and the daily closing value of our shares was NT$20.30 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, such as when relations between Taiwan and the PRC are strained. Moreover, the Taiwan Stock Exchange has experienced problems such as market manipulation, insider trading and payment defaults, and the government of Taiwan has from time to time intervened in the stock market by purchasing stocks listed on the Taiwan Stock Exchange. The recurrence of these or similar problems could decrease the market price and liquidity of the shares and ADSs.

From September 19, 2000, the commencement date of the listing of our ADSs on the New York Stock Exchange, or NYSE, to May 31, 2006, the daily reported closing prices of our ADSs ranged from US$14.87 per ADS to US$2.80 per ADS. The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which recently have experienced significant price volatility with respect to shares of technology companies. Fluctuation in interest rates and other general economic conditions may also have an effect on the market price of the ADSs.

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

The market value of your investment may fluctuate due to the volatility of, and government intervention in, the Taiwan securities market.

In response to declines and volatility in the securities markets in Taiwan, the Republic of China government formed the National Financial Stabilization Fund to support these markets through open market purchases of shares in Taiwan companies from time to time. The details of the transactions of the National Financial Stabilization Fund have not been made public. In addition, the government’s Labor Insurance Fund and other funds associated with the government have in the past purchased, and may from time to time purchase, shares of Taiwan companies listed on the Taiwan Stock Exchange or other markets. As a result of these activities, the market price of common shares of Taiwan companies may have been and may currently be higher than the prices that would otherwise prevail in the open market. Market intervention by government entities, or the perception that such activity is taking place, may take place or has ceased, may cause sudden movements in the market prices of the securities of Taiwan companies, which may affect the market price and liquidity of our common shares and ADSs.

Our future tax obligations may adversely affect our profitability.

The ROC government enacted the ROC Income Basic Tax Act, also known as the “Minimum Income Tax Statute” (the “Statute”), which became effective from January 1, 2006 and imposes an alternative minimum tax (“AMT”). The AMT is designed to remedy the current excessive tax incentives for individuals and businesses. The AMT imposed under the Statute is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the Statute. For the purpose of calculating the AMT, the taxable income defined under the Statute includes most income that is exempted from income tax under various legislations, such as those providing tax holidays and investment tax credits. For businesses, the incomes which previously enjoyed tax-exemption privileges under relevant tax regulations, such as the Act for the Establishment and Administration of the Science Parks and the Statute for Upgrading Industries will be subject to the new AMT system for the calculation of business taxpayers’ aggregate incomes. The AMT rate for business entities is 10%. Under the Statute, a company will be subject to a 10% AMT if its annual taxable income under the Statute exceeds NT$2 million. However, the Statute grandfathered certain tax exemptions granted prior to the enactment of the AMT. For example, businesses already qualified for five-year tax holidays before December 31, 2005 may continue to enjoy tax incentives, and the income exempted thereunder will not to be added to the taxable income for the purpose of calculating the AMT, so long as the construction of their investment projects breaks ground within one year from January 1, 2006 and is completed within three years commencing from the day immediately following their receipts of the applicable permission issued by the competent authority. We do not expect the statute to result in any material impact on our financial conditions or business operations in the short term.

Risks Related to the Shares and ADSs and Our Trading Markets

Restrictions on the ability to deposit shares into our ADS program may adversely affect the liquidity and price of the ADSs.

The ability to deposit shares into our ADS program is restricted by ROC law. Under current ROC law, no person or entity, including you and us, may deposit shares into our ADS program without specific approval of the ROC FSC except for the deposit of the shares into our ADS program and for the issuance of additional ADSs in connection with:

(1)	distribution of share dividends or free distribution of our shares;

(2)	exercise of the preemptive rights of ADS holders applicable to the shares evidenced by ADSs in the event of capital increases for cash; or

(3)	purchases of our shares in the domestic market in Taiwan by the investor directly or through the depositary and delivery of such shares to the custodian for deposit into our ADS program, subject to the following conditions: (a) the depositary may accept deposit of those shares and issue the corresponding number of ADSs with regard to such deposit only if the total number of ADSs outstanding after the deposit does not exceed the number of ADSs previously approved by the ROC FSC, plus any ADSs issued pursuant to the events described in (1) and (2) above and (b) this deposit may only be made to the extent previously issued ADSs have been cancelled and the corresponding shares which are withdrawn from our ADS facility by holders have been sold in the domestic market in Taiwan.

As a result of the limited ability to deposit shares into our ADS program, the prevailing market price of our ADSs on the NYSE may differ from the prevailing market price of the equivalent number of our shares on the Taiwan Stock Exchange.

Holders of our ADSs will not have the same proposal or voting rights as the holders of our shares, which may affect the value of your investment.

Except for treasury shares, each common share is generally entitled to one vote and no voting discount will be applied. However, except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attached to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attached to the shares represented by the ADSs. The voting rights attached to the shares evidenced by our ADSs must be exercised as to all matters brought to a vote of shareholders collectively in the same manner.

Moreover, holders of the ADSs do not have individual rights to propose any matter for shareholders’ votes at our shareholders’ meetings. However, holders of at least 51% of the ADS outstanding at the relevant record date may request the depositary to submit to us one proposal per year for consideration at our annual ordinary shareholders’ meeting, provided that such proposal meets certain submission criteria and limitations, including the language and the length of the proposal, the time of submission, the required certification or undertakings, and the attendance at the annual ordinary shareholders’ meeting. A qualified proposal so submitted by the depositary will still be subject to review by our board of directors and there is no assurance that the proposal will be accepted by our board of directors for inclusion in the agenda of our annual ordinary shareholders’ meeting. Furthermore, if we determine, at our discretion, that the proposal submitted by the depositary does not qualify, we have no obligation to notify the depositary or to allow the depositary to modify such proposal.

Furthermore, if holders of at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including election of directors and/or supervisors, the depositary will appoint our Chairman, or his designee, to represent the ADS holders at the shareholders’ meetings and to vote the shares represented by the ADSs outstanding in the manner so instructed. If by the relevant record date the depositary has not received instructions from holders of ADSs holding at least 51% of the ADSs to vote in the same manner for any resolution, then the holders will be deemed to have instructed the depositary to authorize and appoint our Chairman, or his designee, to vote all the shares represented by ADSs at his sole discretion, which may not be in your interest.

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

Changes in exchange controls that restrict your ability to convert proceeds received from your ownership of ADSs may have an adverse effect on the value of your investment.

Your ability to convert proceeds received from your ownership of ADSs depends on existing and future exchange control regulations of the Republic of China. Under the current laws of the Republic of China, an ADS holder or the depositary, without obtaining further approvals from the Central Bank of China or any other governmental authority or agency of the Republic of China, may convert NT dollars into other currencies, including U.S. dollars, in respect of:

•	the proceeds of the sale of shares represented by ADSs or received as share dividends with respect to the shares and deposited into the depositary receipt facility; and

•	any cash dividends or distributions received from the shares represented by ADSs.

In addition, the depositary may also convert into NT dollars incoming payments for purchases of shares for deposit in the depositary receipt facility against the creation of additional ADSs. If you withdraw the shares underlying your ADSs and become a holder of our shares, you may convert into NT dollars subscription payments for rights offerings. The depositary may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights of new shares. Although it is expected that the Central Bank of China will grant approval as a routine matter, required approvals may not be obtained in a timely manner, or at all.

Under the Republic of China Foreign Exchange Control Law, the Executive Yuan of the Republic of China may, without prior notice but subject to subsequent legislative approval, impose foreign exchange controls or other restrictions in the event of, among other things, a material change in international economic conditions.

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

Non-ROC persons wishing to withdraw shares represented by their ADSs from our ADS program and hold our shares represented by those ADSs are required to, among other things, appoint a local agent or representative with qualifications set forth by the ROC FSC to open a securities trading account with a local brokerage firm, pay ROC taxes, remit funds and exercise shareholders’ rights. In addition, the withdrawing holders are also required to appoint a custodian bank with qualifications set forth by the Ministry of Finance to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information. Without making this appointment and opening of the accounts, the withdrawing holders would not be able to subsequently sell our shares withdrawn from a depositary receipt facility on the Taiwan Stock Exchange. Under ROC law and regulations, citizens of the PRC are not permitted to hold our shares or withdraw shares represented by ADSs from our ADS program unless they obtain the approval from the competent authority. Due to the absence of relevant rules or guidelines, PRC persons are currently not able to conduct investments in the ROC.

You may not be able to enforce a judgment of a foreign court in the ROC

We are a company limited by shares incorporated under the ROC Company Act. Most of our assets and most of our directors, supervisors and executive officers and experts named in the registration statement are located in Taiwan. As a result, it may be difficult for you to enforce judgments obtained outside Taiwan upon us or such persons in Taiwan. We have been advised by our ROC counsel that any judgment obtained against us in any court outside the ROC arising out of or relating to the ADSs will not be enforced by ROC courts if any of the following situations shall apply to such final judgment:

•	the court rendering the judgment does not have jurisdiction over the subject matter according to ROC law;

•	the judgment is contrary to the public order or good morals of the ROC;

•	the judgment was rendered by default, except where the summons or order necessary for the commencement of the action was legally served on us within the jurisdiction of the court rendering the judgment within a reasonable period of time or with judicial assistance of the ROC; or

•	judgments of ROC courts are not recognized in the jurisdiction of the court rendering the judgment on a reciprocal basis.

We may be considered a passive foreign investment company, which could result in adverse U.S. tax consequences for U.S. investors.

We do not believe that we were a passive foreign investment company for 2005 and we do not expect to become one in the future, although there can be no assurance in this regard. Based upon the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor.

For example, if we are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in a taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common and preferred shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. See “Taxation –U.S. Federal Income Tax Considerations For U.S. Persons — Passive foreign investment companies.”

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

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, Internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. Percentages of our net wafer sales derived from our products used in communication devices, consumer electronics, PCs, memory and other applications were 46.1%, 28.3%, 22.0%, 1.7% and 1.9%, respectively, in 2005.

We focus on the development of leading mass-producible manufacturing process technologies. We were among the first in the foundry industry to go into commercial operation with such advanced capabilities as producing integrated circuits with line widths of 0.25, 0.18, 0.15, 0.13 micron and 90 nanometer. In 2003, we were one of the first foundries to deliver working customer products using advanced 90-nanometer copper technology. This technology has been in volume production since the second quarter of 2004 after passing several full-product certifications, including various reliability, burn-in and packaging criteria. Our 0.15 micron and more advanced technologies have contributed to approximately 39.0% of our total net wafer sales in 2005, compared to 28.6% in 2004. We believe such technologies will better serve the needs of advanced customer chip designs with high performance and low power consumption. In 2005, product samples fabricated using 65-nanometer technology were delivered to customers for validation. Furthermore, we are actively developing 45-nanometer process technologies to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size. Areas of research include strained silicon devices, 3-dimensional transistors, silicon-on-insulator, or SOI, advanced modules such as high-k dielectric insulation and metal gate, raised source and drain, SiGe refill process and advanced interconnect schemes. Advanced technologies have enabled electronic products, especially in relation to computer, communication and consumer products, to integrate their functions in new and innovative methods. Networking capabilities have allowed electronic products such as computers, cell phones, televisions, PDAs, CD-ROMs and digital cameras to communicate with each other to exchange information. More powerful semiconductors are required to drive multimedia functions (eg. processing visual data) and to resolve network bandwidth issues. At the same time, the trend toward personal electronic devices has resulted in products that are becoming physically smaller and consume less power. Process technology must also shrink the volumes of products aggressively to cater to this trend of integrating multiple functions, reducing the number of components needed for operation and lowering IC power consumption. Dedicated semiconductor foundries need to achieve this process improvement and at the same time develop multiple process technologies to satisfy the varying needs of computer, communication and consumer products. We believe our superior process technologies will enable us to continue to offer our customers significant performance benefits for their products, faster time-to-market production, cost savings and other competitive advantages.

We provide high quality service based on our performance. In today’s marketplace, we believe it is important to make available not only the most manufacturable processes, but also the best solutions to enable customers to design integrated circuits that include entire systems on a chip. Through these efforts, we intend to be the foundry solution for SoC customer needs. To achieve this goal, we believe it is necessary to timely develop and offer the intellectual property and design support that customers need to ensure their specific design blocks work with the other design blocks of the integrated circuit system in the manner intended. Accordingly, we have a dedicated intellectual property and design support team which focuses on timely development of the intellectual property and process specific design blocks our customers need in order to develop products that operate and perform as intended. Our design service team actively cooperates with our customers and vendors of cell libraries and intellectual property offerings to identify, early in the product/market cycle, the offerings needed to ensure that these coordinated offerings are available to our customers in silicon verified form in a streamlined and easy-to-use manner. As a result, we are able to ensure the timely delivery of service offerings from the earliest time in the customer design cycle, resulting in a shorter time-to-volume production. We also provide our customers with real-time Internet access to their confidential production data, resulting in superior communication and efficiency. We further address our customers’ needs using our advanced technology and proven methodology to achieve fast cycle time, high yield, production flexibility and close customer communication. For example, we select and configure our clean rooms and equipment and develop our processes to maximize the flexibility in meeting and adapting to rapidly changing customer and industry needs. As a result, our cycle time, or the period from customer order to wafer delivery, and our responsiveness to customer request changes are among the fastest in the dedicated foundry industry. We also provide high quality service and engineering infrastructure.

Our production capacity is comparable to that of the largest companies in the semiconductor industry, and we believe our leading edge and high volume capability is a major competitive advantage. We have expanded our operations in Taiwan over the past several years. In 2002, we began volume production of 12-inch wafers at Fab 12A, our 12-inch fab in Taiwan. As of March 31, 2006, Fab 12A had a monthly capacity of 27,500 12-inch wafers, equivalent to a monthly capacity of 61,875 8-inch wafers. We also have a controlling interest in UMCJ, which owns an 8-inch fab in Japan. Our interest in UMCJ gives our company proximity to some of the largest integrated device manufacturers in the world and allows our company to offer them local outsourcing of semiconductor production. In December 2004, UMCi, which operates a 12-inch fab in Singapore’s Pasir Ris Wafer Fab Park, became our wholly-owned subsidiary and pursuant to a sale and transfer agreement dated March 31, 2005, UMCi transferred its businesses, operations and assets to our newly incorporated Singapore Branch on April 1, 2005. UMCi’s 12-inch fab, now renamed Fab 12i, employ advanced process technologies including 0.13-micron and 90-nanometer processes. Fab 12i began volume production in the first quarter of 2004 and has a monthly capacity of 14,500 12-inch wafers as of March 31, 2006, which is equivalent to a monthly capacity of 32,625 8-inch wafers.

Our technology and service have attracted three principal types of foundry industry customers: fabless design companies, integrated device manufacturers and system companies. Fabless design companies design, develop and distribute proprietary semiconductor products, but do not maintain internal manufacturing capacity. Instead, these companies depend on outside manufacturing sources. Integrated device manufacturers, in contrast, traditionally integrated all functions — manufacturing as well as design, development, sales and distribution. System companies design and develop integrated circuits to be components within their end or intermediate products and generally do not maintain internal manufacturing capacity. For example, system companies market and sell cellular telephones and/or Internet appliances into which they incorporate semiconductor products.

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Infineon, LSI Logic, STMicroelectronics, Texas Instruments, Freescale, and Philips, and leading fabless design companies, such as ATI, Broadcom, Marvell, MediaTek, Novatek, Realtek, SanDisk and Xilinx. In 2005, our company’s top ten customers accounted for 58.3% of our net operating revenues. Our top two customers accounted for 17.8% and 10.5% of our net operating revenues in 2005, respectively. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

Please refer to “Item 5. Operating and Financial Review and Prospectus —B. Liquidity and Capital Resources” for a discussion of our capital expenditures in the past three years and the plan for the current year.

Our Strategy

To maintain and enhance our position as a market leader, we have adopted a business strategy with a focus on a partnership business model designed to accommodate our customers’ business needs and objectives and to promote their interests as our partners. We believe that our success and profitability are inseparable from the success of our customers. The goal in this business model is to create a network of partnerships or alliances among system companies and integrated device manufacturers, intellectual property and design houses, as well as foundry companies. We believe that we and our partners will benefit from the synergy generated through such long-term partnerships or alliances and the added value to be shared among the partners. The key elements of our strategy are:

Operate as a SoC Solution Foundry. We plan to operate as a SoC solution foundry. This involves collaborating closely with customers as well as partners throughout the entire SoC technology supply chain, including equipment, Electronic Design Automation tool and IP vendors, to work synergistically towards a SoC solution for each customer. Our implementation of our SoC solution strategy has resulted in a broad range of options available to SoC designers, including silicon-validated reference flows, in-depth IP portfolio and know-how and extensive libraries of IPs, to better provide value to their customers. Capitalizing on our advanced process technology, extensive packaging and testing capabilities and state-of-art 300mm manufacturing facilities, we believe we are in a better position to deliver integrated SoC solutions for customers than most of our competitors.

Build up Customer-focused Partnership Business Model. We have focused on building partnership relationships with our customers, and we strive to help our customers to achieve their objectives through close cooperation. Unlike the traditional buy-and-sell relationship between a foundry and its customers, we believe our partnership business model will help us understand our customers’ requirements and, accordingly, better accommodate our customers’ needs in a number of ways, such as customized processes and services that optimize the entire value chain (not just the foundry portion) and intellectual property-related support. We believe that this business model will enable us to deliver our products to our customers at the earliest time our customers require for their design cycle, resulting in shorter time-to-market and time-to-volume production. Furthermore, we believe we will render more cost-effective services by focusing our research and development expenditures on the specific requirements of our customers. We believe our partnership business model will help us not only survive a market downturn, but also achieve a better competitive position.

Continue to Focus on High Growth Applications and Customers. We believe one measure of a successful foundry company is the quality of its customers. We focus our sales and marketing on customers who are established or emerging leaders in industries with high growth potential. Our customers include industry leaders such as ATI, Broadcom, Marvell, Infineon, LSI Logic, MediaTek, Novatek, Realtek, SanDisk, STMicroelectronics, Texas Instruments, Freescale, Philips and Xilinx. We seek to maintain and expand our relationships with these companies. We strive to demonstrate to these customers the superiority and flexibility of our manufacturing, technology and service capabilities and to provide them with production and design assistance. We are also making efforts to further diversify our customer portfolio by actively pursuing customers in the PC-related area in order to maintain a balanced exposure to different applications. We believe these efforts strengthen our relationships with our customers and enhance our reputation in the semiconductor industry as a leading foundry service provider.

Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies. We believe that maintaining and enhancing our leadership in mass-producible semiconductor manufacturing technology is critical to attract and retain customers. Our reputation for technological excellence has attracted both established and emerging leaders in the semiconductor industries who work closely with us on technology development. In addition, we believe our superior processing expertise has enabled us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue building internal research and development expertise, to focus on process development and to establish alliances with leading semiconductor companies to accelerate access to next-generation technologies. We pioneered the use of copper interconnect metallurgies for the dedicated foundry industry. These copper interconnect metallurgies allow higher conductivity and lower power consumption than traditional aluminum interconnects. In 2002, we began volume production using our advanced 0.13-micron technology. Our extensive experience in the 0.13-micron process technology has helped smooth our transition to 90-nanometer production. Many of the materials and techniques, including copper interconnects and low-k dielectric materials, that were first used in connection with the 0.13-micron process technology also apply to the 90-nanometer copper technology. Our 90-nanometer copper technology marks further advance in our technology achievements, incorporating up to nine copper metal layers, triple gate oxide and other advanced features. In 2003, we were one of the first foundries to deliver working customer products using the advanced 90-nanometer copper technology. This technology has been in volume production since the second quarter of 2004. In 2005, product samples fabricated using 65-nanometer technology were delivered to customers for validation. In the fourth quarter of 2005, we shipped more than 63,000 wafers of 90-nanometer and 65-nanometer products in 8-inch. Furthermore, we are actively developing 45-nanometer process technologies to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size. We believe our progress in the development of 90-nanometer copper technology will benefit our customers in the fields of computers, communications, consumer electronics and others with special preferences in certain aspects of the products, such as the ultimate performance, density and power consumption.

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

Maintain Scale and Capacity Capabilities to Meet Customer Requirements, with a Focus on 12-inch Wafer Facilities for Future Expansion. We believe that maintaining our foundry capacity with advanced technology and facilities is critical to the maintenance of our industry leadership. Our production capacity is currently among the largest of all semiconductor foundries in the world. We intend to increase our 12-inch wafer production capacity to meet the needs of our customers and to fully capitalize on the expected growth of our industry. Our future capacity expansion plans will focus on 12-inch wafer facilities in order to maintain our technology leadership. 12-inch wafers offer manufacturing advantages over 8-inch wafers because of the greater number of chips on each wafer. In addition, 12-inch wafer facilities present a more cost-effective solution in achieving an economic scale of production. We intend to carefully monitor current market conditions in order to optimize the timing of our capital spending. In 2002, we began volume production at Fab 12A, in Tainan, Taiwan. In addition, Fab 12i (the 12-inch Fab formerly operated by UMCi), our 12-inch fab in Singapore’s Pasir Ris Wafer Fab Park, began its volume production in the first quarter of 2004, employing advanced process technologies including 0.13-micron and 90-nanometer processes. We are currently evaluating opportunities to expand our wafer fabrication business into the PRC. Our initial budget for purchases of semiconductor manufacturing equipment for 2006 is approximately US$1 billion. Our efforts in increasing our production capacity raised our total production capacity from approximately 265,000 8-inch wafer equivalents per month in December 2003 to approximately 358,000 8-inch wafer equivalents per month in December 2005. Our annual total production capacity reached 4,224,000 8-inch wafer equivalents in 2005.

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

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2005.

	Fab 6A	Fab 8AB	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 12A	Fab 12i(5)	UMCJ
Commencement of volume production	1989	1995 for the module formerly named Fab 8A; 1996 for the module formerly named Fab 8B	1998	2000	1998	2000	2000	2002	2004	1996

Estimated full capacity (1) (2)	50,500 wafers per month	68,000 wafers per month	33,400 wafers per month	21,000 wafers per month	34,000 wafers per month	31,000 wafers per month	23,000 wafers per month	25,500 wafers per month	14,000 wafers per month	30,000 wafers per month

Wafer size	6-inch (150mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	12-inch (300mm)	12-inch (300mm)	8-inch (200mm)

Clean room area (3)	4,986 sq. meters	25,029 sq. meters	19,764 sq. meters	16,589 sq. meters	21,576 sq. meters	13,812 sq. meters	8,400 sq. meters	20,898 sq. meters	18,902 sq. meters	8,800 sq. meters
Type of clean rooms (4)	Class-10 @0.1um, clean tunnel	Class-0.1 @0.1um, clean tunnel	Class-0.1 @0.1um, clean tunnel	Class100 @0.3um, SMIF/mini- environment	Class100 @0.3um, SMIF/mini- environment	Class 100 @0.3um, SMIF/mini- environment	Class 100 @0.3um, SMIF/mini- environment	Class 100 @0.3um, SMIF/mini- environment	Class 100 @0.3um, SMIF/mini- environment	Class-0.1 @0.1um, clean tunnel

(1)	Measured in original wafer size.
(2)	The capacity of a fab is determined based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance and expected product mix.
(3)	“Area” represents the total area of clean rooms within a fab.
(4)	“Class” represents the cleanliness of clean rooms in the fab. Class-10@0.1um means a standard of air purity under which the amount of dust is limited to fewer than 10 particles of contaminants of 0.1 micron or greater per one cubic foot per minute of air flow. Class-0.1@0.1um means a standard of air purity under which the amount of dust is limited to fewer than one particle of contaminant of 0.1 micron or greater per 10 cubic feet per minute of air flow. Class-100@0.3um means a standard of air purity under which the amount of dust is limited to fewer than 100 particles of contaminants of 0.3 micron or greater per one cubic foot per minute of air flow. The general production environment may be organized into “clean tunnels” or “mini environments”. In a clean tunnel environment, the clean room is divided into many tunnels with partitions. A higher level of cleanliness is kept inside the tunnel for production. Mini-environments within a clean room use Standard Mechanical Interface technology, or SMIF, which employs input/output devices designed to protect products from contamination while providing a standard mechanical interface to wafer production tools. Mini-environment is generally a preferred approach because it reduces building structural costs and operating costs, allows flexibility in equipment layout and facilitates the ramping-up process during capacity expansion.
(5)	Formerly operated by UMCi, which began volume production in the first quarter of 2004.

The following table sets forth the size and primary use of our facilities and whether such facilities, including land and buildings, are owned or leased. Our land in the Hsinchu and Tainan Science Parks is leased from the ROC government.

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 6A, 10 Innovation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 308, ROC	27,898/34,981	6-inch wafer production	Leased (expires in February 2007)	Owned

Fab 8AB, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC.	62,114/81,751	8-inch wafer production	Leased (expires in March 2014)	Owned

Fab 8C, 6 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC	9,007/28,984	8-inch wafer production	Leased (expires in March 2016)	Owned

Fab 8D, 8 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC	9,089/29,181	8-inch wafer production	Leased (expires in March 2016)	Owned

Fab 8E, 17 Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC	35,000/74,067	8-inch wafer production	Leased (expires in February 2016)	Owned

Fab 8F, 3 Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC.	24,180/65,744	8-inch wafer production	Leased (expires in February 2018)	Owned

Fab 8S, 16 Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 308, ROC.	20,404,/65,614	8-inch wafer production	Leased (expires in December 2023)	Owned

Fab 12A, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 744, ROC.	56,000/165,607	12-inch wafer production	Leased (expires in October 2017)	Owned

Fab 12i(1), 3 Pasir Ris Drive 12 Singapore 519528	84,372/141,787	12-inch wafer production	Leased (expires in March 2031)	Owned

UMCJ, 1580, Yamamoto, Tateyama-City, Chiba, Japan	388,402/21,526	8-inch wafer production	71% owned, 29% leased (expires in June 2049)	Owned

United Tower, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC.	5,737/85,224	Administration office	Leased (expires in March 2014)	Owned

Tunhwa South Rd. Office, 3F, 76, Sec. 2, Tunhwa S. Rd., Taipei, Taiwan 106, ROC	166/2,221	Administration office	Owned	Owned

Testing Building, 1, Chin-Shan, St. 7, Hsinchu, Taiwan 300, ROC.	10,762/41,318	Leased to several companies	Owned	Owned

(1)	UMCi transferred its businesses, operations and assets to our newly incorporated Singapore Branch on April 1, 2005.

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

The continued enhancement of our process technologies has enabled us to manufacture semiconductor devices with smaller geometries, allowing us to produce more dice on a given wafer. For example, in 1997 we became one of the first foundries to produce semiconductor products using 0.25-micron process technology, and in 1999 we were among the first foundries to offer 0.18-micron process services. In addition, we pioneered the use of copper interconnect metallurgies for the foundry industry. These copper interconnect metallurgies allow better reliability and higher conductivity than traditional aluminum interconnects. We began volume production using 0.13-micron process technology in 2002. Our extensive experience in the 0.13-micron process technology has helped smooth our transition to 90-nanometer pilot production. Our 90-nanometer process marks further advance in our technology achievements, incorporating up to nine copper metal layers, triple gate oxide and other advanced features and using chrom-less phase-shift masks. In 2003, we were one of the first foundries to deliver working customer products using advanced 90-nanometer copper technology. This technology has been in volume production since the second quarter of 2004 after passing several product certifications. In 2005, our research and development teams continued to work closely with the manufacturing staff to finalize our 90-nanometer technology portfolio. These collaborative efforts, performed in our best-in-class 300mm facilities, contributed to the improvement of high density 6T-SRAM yield to the maturity level of more than 90%. Our accomplishments led to multiple design awards followed by first silicon success, including a PC graphic IC and the world’s first 90-nanometer Wireless Local Area Network (WLAN) RF chip featuring a unique and specially developed inductor scheme. In addition, we were able to develop, within 6 months, several customized 90-nanometer processes tailored to our customers’ device specifications, and demonstrated product success by delivering record high yield for the first product lots. We believe these successful 90-nanometer examples have assured customers that they will enjoy time-to-market and cost advantages for their own product lines, including computers, communications and consumer electronics, and others with special preferences in certain aspects of the products, such as the ultimate performance, density and power consumption, when using our technologies. In addition, we have developed a shrink version of our 90-nanometer process technology. This achievement is expected to help customers migrate their 90-nanometer products for higher density and performance to further increase their competitive level in the near future. Meanwhile, our research and development teams have devoted intense efforts to develop 65-nanometer logic/mixed signal technologies at our 300mm fab in Tainan, Taiwan. Our first fully-functional 65-nanometer wireless digital baseband customer IC was produced in July of 2005, after only a year since this research and development project began at this facility.

A next-generation 65-nanometer FPGA product, with triple gate oxide and 11 copper metal layers, was also successfully verified on its first silicon pilot effort. Our 65-nanometer development team is not only independently developing our technologies in-house but is also bringing up customized process technologies to match customer specific needs. Furthermore, we are actively developing 45-nanometer process technologies to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size.

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab, in 2005, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2003, 2004 and 2005:

	Year Ended December 31, 2005 Range of Process Technologies (in microns)	Year Ended December 31,
		2003	2004	2005
		(in thousands of 8-inch wafer equivalents, except percentages)
Fab
Fab 6A	0.5	352	346	344
Fab 8AB	0.5 to 0.25	801	796	816
Fab 8C	0.35 to 0.15	325	386	401
Fab 8D	0.18 to 0.09	238	256	274
Fab 8E	0.5 to 0.18	354	401	404
Fab 8F	0.25 to 0.15	341	349	378
Fab 8S	0.25 to 0.15	—	131	278
Fab 12A	0.18 to 0.065	234	392	597
Fab 12i(1)	0.13 to 0.09	—	101	363
UMCJ	0.35 to 0.15	360	370	369
Total estimated capacity		3,005	3,528	4,224
Total output (actual)		2,549	3,205	3,059
Capacity utilization		84.8%	90.8%	72.4%

(1)	Formerly operated by UMCi, which began volume production in the first quarter of 2004. UMCi transferred its businesses, operations and assets to our newly incorporated Singapore Branch on April 1, 2005.

The table below sets forth a breakdown of number and percentage of wafer output by process technologies in 2003, 2004 and 2005. We began commercial operation of our 0.13-micron and 90-nanometer process technologies in the first quarter of 2002 and the second quarter of 2003, respectively.

	Year Ended December 31,
	2003		2004		2005
	(in thousands of 8-inch wafer equivalents, except percentages)
Technology
90 nanometers	1	0.0%	39	1.2%	183	6.0%
0.13 micron	130	5.1	313	9.8	335	10.9
0.15 micron	124	4.9	327	10.2	313	10.3
0.18 micron	489	19.2	627	19.6	489	16.0
0.25 micron	547	21.5	508	15.9	282	9.2
0.35 micron	855	33.5	944	29.4	1,045	34.1
0.50 micron or higher	403	15.8	447	13.9	412	13.5

Total	2,549	100.0%	3,205	100.0%	3,059	100.0%

Capacity and Utilization

The fabs in Taiwan we own directly are named Fab 6A, Fab 8AB, Fab 8C, Fab 8D, Fab 8E, Fab 8F and Fab 8S, all of which are located in the Hsinchu Science Park in Taiwan, and Fab 12A, which is located in the Tainan Science

Park in Taiwan. Fab 8AB consists of two modules. Fab 6A commenced production in 1989, and Fab 8A (currently part of Fab 8AB) commenced production in 1995. In 1995, we established three foundry ventures with 11 leading fabless design companies, including Xilinx, Trident and Alliance Semiconductor Corp. to establish state-of-the-art 8-inch fabs. We owned an approximately 40% equity interest in each of these foundry ventures. Assisted by capital contributions made by our partners, we were able to expand our capacity quickly while reducing our capital risk. Three of our fabs, a fab formerly named Fab 8B (currently part of Fab 8AB), Fab 8C and Fab 8D, were established under these foundry ventures and began commercial production in 1996, 1998 and 2000, respectively. The commencement of commercial operations of Fab 8D was delayed because of a fire in 1997 that substantially damaged the fab. In 1998, we obtained management control over UTEK Semiconductor, a publicly listed company in Taiwan, which operated an 8-inch fab that was later renamed Fab 8E, to further increase our capacity. Our capacity increased further in the first quarter of 1999 when we acquired an approximate 52.3% in equity interest and management control of UMCJ, which owns an 8-inch fab in Japan. In the fourth quarter of 2000, we completed construction of Fab 12A, a 12-inch fab in Tainan, Taiwan. We began volume production of 12-inch wafers at Fab 12A in 2002. Fab 12A has a capacity of 27,500 12-inch wafers per month as of March 31, 2006, equivalent to 61,875 8-inch wafers per month. In addition, in March 2001, we entered into a foundry venture agreement with EDB Investments and Infineon to form UMCi to construct and operate a 12-inch fab in Singapore’s Pasir Ris Wafer Fab Park. Pursuant to the sale and transfer agreements entered in August 2003 and March 2004, we purchased all of the UMCi shares held by Infineon and EDB Investments. Through subsequent purchases, UMCi became our wholly owned subsidiary in December 2004 and pursuant to a sale and transfer agreement dated March 31, 2005, UMCi transferred its businesses, operations and assets to our newly incorporated Singapore Branch on April 1, 2005. UMCi’s 12-inch fab, now renamed Fab 12i, employ advanced process technologies including 0.13-micron and 90-nanometer processes. Fab 12i began volume production in the first quarter of 2004 and has a monthly capacity of 14,500 12-inch wafers as of March 31, 2006, which is equivalent to a monthly capacity of 32,625 8-inch wafers.

Furthermore, at the end of 2003, our capacity utilization rate reached 100%, making it impossible for us to meet the demand of our global customers. In view of the timing and resources required in building a new fab, we believed that an acquisition of SiS Microelectronics Corporation, or SiSMC, an 8-inch wafer fab, was the most effective method to quickly relieve the production bottleneck and maximize growth in response to the strong recovery in the semiconductor industry. Consequently, we acquired SiSMC through a share swap in July 2004 and renamed it as “Fab 8S”. Fab 8S operates an 8-inch wafer fab with a current capacity by 23,000 wafers per month.

Historically, the downturn we experienced from the beginning of the fourth quarter of 2000 until early 2003 had a material adverse effect on industry-wide utilization rates including ours. Due to the decreased demand for semiconductors in 2001 and 2002, our average capacity utilization rate decreased from 100% in 2000 to 46.6% in 2001 and to 65.2% in 2002. With a general recovery in the worldwide semiconductor industry, our average capacity utilization rate increased to 84.8% in 2003 and 90.8% in 2004. Our average capacity utilization rate decreased to 72.4% in 2005 due to a slowdown in our industry.

Equipment

Because the effectiveness and efficiency of our manufacturing processes greatly depend on the quality and technology of our equipment, we generally purchase equipment that complements our existing process technology and anticipated advanced process technology. The principal equipment we use to manufacture semiconductor devices are scanners/steppers, cleaners and track equipment, inspection equipment, etchers, furnaces, wet stations, strippers, implanters, sputters, CVD equipment, probers and testers. Other than an immaterial amount of equipment we lease for the use of our fabs, we own all of our equipment.

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

Raw Materials

Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious sputtering targets. These raw materials are generally available from several suppliers. Our policy with respect to raw material purchases, similar to that for equipment purchases, is to select only a small number of qualified vendors who have demonstrated quality and reliability on delivery time of the raw materials. We generally do not have any long-term supply contracts with our vendors.

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

Our process technologies and fabrication facilities have been “qualified” by our customers after satisfying their stringent quality and reliability requirements. Generally our customers, in addition to conducting their own product qualifications, will perform on-site fab audits. These audits normally address quality management, documentation control, procurement and material incoming inspection, product final inspection, calibration and certification training systems. These audits include both data/record review and physical fabrication area tours for verification of conformity to specifications and procedures. If the audit findings are satisfactory, then the fab facility is termed

“qualified” for proceeding with further product qualification and later volume production. Most of our established customers, including AMD, ATI, Conexant Systems, KSC, Infineon, LSI Logic, MediaTek, Novatek, Realtek, Sharp Microelectronics, STMicroelectronics, Texas Instruments, Xilinx, Philips and Sony, have audited our fabrication facilities and our fabs have successfully passed their qualification requirements.

Our policy is to implement quality control measures to ensure the delivery of consistent high yield production with reliable performance for our customers. We test and monitor the quality of raw materials, process and products at various stages in the manufacturing process before shipment to customers. Reliability assurance also includes in-process wafer level reliability monitoring as well as packaged level reliability compliance. Our quality control is also continually enhanced through our top down annual Policy Management and bottom up Total Quality Management, or TQM, activities, involving various independent quality control teams from our various foundries: Quality Improvement and Innovation Team, Employee Suggestion System and Project Management Team. We also have a Quality and Reliability Assurance Division, which consists of 411 engineers, technicians and other staff as of March 31, 2006. This Division is responsible for incoming materials’ quality inspection, in process quality audit, outgoing product quality inspection, quality system and standards maintenance, reliability assurance, reliability engineering and customer queries. In addition, our efforts to observe benchmark and best practices among fabs in the industry have also contributed to the improvement of our overall quality control procedures.

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

Circuit Design. At this initial design stage, our engineers generally work with our customers to ensure that their designs can be successfully and cost-effectively manufactured in our facilities. We have assisted an increasing number of our customers in the design process by providing them with access to our partners’ electronic design analysis tools, intellectual property and design services as well as by providing them with custom embedded memory macro-cells. In our Silicon Shuttle program, we offer customers and intellectual property providers early access to actual silicon samples with their desired intellectual property and content in order to enable early and rapid use of our advanced technologies. The Silicon Shuttle program is a multi-chip test wafer program that allows silicon verification of intellectual property elements. In the Silicon Shuttle program, several different vendors can test their intellectual property using a single mask set, greatly reducing the cost of silicon verification for us and the participating vendors. The high cost of masks for advanced processes makes this program attractive to intellectual property vendors. ARM Limited, Faraday Technology Corp., or Faraday Technology, MIPS Technologies International, Virage Logic Corporation and Virtual Silicon Technology have utilized our Silicon Shuttle program. In our Gold IP program, we coordinate with leading suppliers of intellectual property, design and ASIC services to ensure their offerings are available to our customers in an integrated, easy to use manner which matches customers’ need to our technologies. With a view to lowering customer design barriers, we expanded our design support functions from conventional design support to adding intellectual property development to complement third-party intellectual properties and to provide customers with the widest range of silicon-verified choices. Our offerings range from design libraries to basic analog mixed-mode intellectual properties which, together, have been proved helpful in shortening our customer’s design cycle time.

Mask Tooling. Our engineers generally assist our customers to design and/or obtain masks that are optimized for our advanced process technologies and equipment. Actual mask production is usually provided by independent third parties specializing in mask tooling.

Wafer Fabrication. As described above, our manufacturing service provides all aspects of the wafer fabrication process by utilizing a full range of advanced process technologies, including 0.15-micron and 0.13-micron processes and copper interconnection technology. We have also made significant progress in developing the advanced 90-nanometer copper technology and the SoC process technology. We have been shipping products based on our 90-nanometer copper technology to our customers since late March 2003. Our first fully-functional 65-nanometer wireless digital baseband customer IC was produced in July of 2005, after only a year since this research and development project began at this facility. A next-generation 65-nanometer FPGA product, with triple gate oxide and 11 copper metal layers, was also successfully verified on its first silicon pilot effort. During the wafer fabrication process, we perform procedures in which a photosensitive material is deposited on the wafer and exposed to light through the mask to form transistors and other circuit elements comprising a semiconductor. The unwanted material is then etched away, leaving only the desired circuit pattern on the wafer. As part of our wafer fabrication services, we also offer wafer probing services, which test, or “probe,” individual die on the processed wafers and identify dice that fail to meet required standards. We prefer to conduct wafer probing internally to obtain speedier and more accurate data on manufacturing yield rates.

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

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Infineon, LSI Logic, STMicroelectronics, Texas Instruments, Freescale and Philips, and leading fabless design companies, such as ATI, Broadcom, Marvell, MediaTek, Novatek, Realtek, SanDisk and Xilinx. Although we are not dependent on any single customer, a significant portion of our net operating revenues have been generated from sales to a few customers. Our top ten customers accounted for approximately 58.3% of our net operating revenues in 2005. Our top two customers each accounted for 17.8% and 10.5% of our net operating revenues in 2005. Set forth below is a breakdown of our operating revenues for the periods indicated based on the geographic locations of our customers.

	Year Ended December 31,
Region	2003	2004	2005
North America	37.3%	42.5%	43.4%
Asia (excluding Japan)	44.8	33.6	43.0
Europe	6.9	15.3	6.9
Japan	11.0	8.6	6.7

Total	100.0%	100.0%	100.0%

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. Because we are an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. Net wafer sales represents 93.8% of our net operating revenue, and excludes revenue from testing, mask and other service. The following table presents the percentages of our net wafer sales by types of customers during the last three years.

	Year Ended December 31,
Customer Type	2003	2004	2005
Fabless design companies	66.5%	64.8%	65.2%
Integrated device manufacturers	33.5	35.2	34.7
System companies	0.0	0.0	0.1

Total	100.0%	100.0%	100.0%

We sell and market mainly wafers which in turn are used in a number of different applications by our customers. Percentages of our net wafer sales derived from our products used in communication devices, consumer electronics, PC, memory and other applications were 46.1%, 28.3%, 22.0%, 1.7% and 1.9%, respectively, in 2005.

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

For IP offerings, we work with several leading IP vendors from digital, memory and analog fields in the semiconductor industry, such as ARM Limited, ARM Physical IP, Inc., Faraday Technology, Virage Logic Corporation, Rambus Inc., Chipidea Microelectronica S.A. and Mosaid Technologies Incorporated, to deliver quality IP blocks that have been silicon validated using our advanced processes for our customers. Our alliance programs with major electronic design automation vendors, such as Cadence, Magma, Mentor, Synopsys and Ansoft, provide our customers with seamless digital/analog reference design procedures and easy-to-use design solutions. For design services, partners such as Faraday Technology are able to provide turnkey solutions from design to production. By continuously enhancing our IP offerings, reference design procedures and design services through collaboration with major vendors, we aim to provide complete, accurate and user-friendly SoC solutions to our customers.

As a design moves into manufacturing production, we continue to provide ongoing customer support through all phases of the manufacturing process. The local account manager works with our customer service representative to ensure the quality of our services, drawing upon our marketing and customer engineering support teams as required.

In 1996, we introduced our original on line service, through which we provided our customers secure access via the Internet to critical manufacturing data, including process step location, start date, estimated ship-out date and quantity as their products move through our fabs. In October 2000, we officially launched our web-based customer information service system, known as “MyUMC,” which gives our customers easy access to our foundry services by providing a total online supply chain solution. MyUMC offers 24-hour access to detailed account information such as manufacturing, engineering and design support documents through each customer’s own customized start page. Some of the features available to customers through MyUMC include:

•	viewing the status of orders from the start of production to the final shipping stages;

•	viewing design layouts to shorten customers’ tape out time;

•	collecting customer engineering requests;

•	gathering and downloading documents for design purposes; and

•	accessing online and in real time the same manufacturing data used by our fab engineers.

MyUMC provides our customers with a level of information previously enjoyed only by integrated device manufacturers that conducted each step of the manufacturing and material procurement processes internally.

To enhance our ability to provide online services to our customers, we are currently in various stages of implementing a business project that provides customers with design support through our help desk and IP/Library information and responses to their mask tooling requests. Moreover, we continuously enrich the content of UMC customers’ services website and provide customers system-to-system links over the Internet (B2B) with open technology to efficiently meet our customers’ requests.

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

Competition

The worldwide semiconductor foundry industry is highly competitive, particularly during periods of overcapacity and inventory correction. We compete internationally and domestically with dedicated foundry service providers as well as with integrated device manufacturers and final product manufacturers which have in-house manufacturing capacity or foundry operations. Some of our competitors have substantially greater production, financial, research and development and marketing resources than we have. As a result, these companies may be able to compete more aggressively over a longer period of time than we can. In addition, several new dedicated foundries have commenced operations and compete directly with us. Any significant increase in competition may erode our profit margins and weaken our earnings.

We believe that our primary competitors in the foundry services market are Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation and Chartered Semiconductor Manufacturing Ltd., as well as the foundry operation services of some integrated device manufacturers such as IBM and Toshiba. Other competitors such as Samsung, DongbuAnam Semiconductor, Grace Semiconductor Manufacturing Corp., X-FAB Semiconductors Foundries AG and Silterra Malaysia Sdn. Bhd. have initiated efforts to develop substantial new foundry capacity, although much of such capacity involves less cost-effective production than the 12-inch fabs for which we possess technical know-how. New entrants in the foundry business are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. The principal elements of competition in the semiconductor foundry industry include technical competence, production speed and cycle time, time-to-market, research and development quality, available capacity, manufacturing yields, customer service and price. We believe that we compete favorably with other foundries on each of these elements, particularly our technical competence and research and development capabilities.

Intellectual Property

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes and activities. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of March 31, 2006, we held 2,967 U.S. patents and 5,218 patents issued outside of the United States.

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

We have entered into various patent cross-licenses with major technology companies, including a number of leading international semiconductor companies such as Agere, IBM, Texas Instruments and Freescale. We may choose to renew our present licenses or to obtain additional technology licenses in the future.

We entered into a patent cross license arrangement with Hitachi in 1994 and renewed that arrangement in 1999. The renewal arrangement expired at the end of 2003 and Renesas, who succeeded to the Hitachi patent portfolio, has asserted, subsequent to the expiration of the patent cross license arrangements, that we have been infringing upon several of their patents and request that we enter into cross licenses with them. However, we believe and have asserted that Renesas has, instead, infringed upon several of our patents. We are currently in negotiations with Renesas with respect to the terms of possible cross license arrangements and Renesas has indicated their willingness to enter into such arrangements on terms that we believe would not have a material adverse effect on our financial position or operations. However, we can not give any assurance that the cross license negotiations will be successful or that we will be able to renew these cross license arrangements on terms that would not have a material adverse effect on our financial position or operations.

Research and Development

We spent NT$5,859 million, NT$7,364 million and NT$9,634 million (US$294 million) in 2003, 2004 and 2005, respectively, on research and development, which represented 6.1%, 5.7% and 9.6%, respectively, of our net operating revenues for these periods. Our research and development efforts are mainly focused on delivering SoC foundry solutions that consist of the world’s leading process technologies, customer support services and manufacturing techniques. These resources provide our foundry customers with improved opportunities to develop SoC products that supply the global market. Our commitment to research and development can be illustrated by our 2005 research and development expenditures, which reached approximately 9.6% of corporate revenues. This commitment attracts customers from a diverse background of semiconductor applications to utilize our advanced technologies at 90-nanometer and 65-nanometer process nodes.

As of March 31, 2006, we employed 646 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals. We also have created in-house inventions and know-how. We were issued a substantial number of patents in 2003, 2004 and 2005, most of which are semiconductor-related.

Our Investments

Depending on the market conditions, we intend to gradually reduce our investments through secondary equity offerings, exchangeable bond offerings and other measures available to our company. We sold 49 million, 84 million and nil common shares of AU Optronics in 2003, 2004 and 2005, respectively. We issued US$235 million Exchangeable Bonds due 2007 in May 2002 and US$206 million Exchangeable Bonds due 2008 in July 2003, which are exchangeable, at the option of the bondholders, into common shares or American depositary shares, and common shares of AU Optronics, respectively. As of December 31, 2004, all bondholders of the Exchangeable Bonds due 2008 have exercised their rights to exchange their bonds into shares of AU Optronics. As of March 31, 2006, we held 1.33% in AU Optronics.

In 2003, we sold 17 million common shares of Novatek for NT$1,626 million, all of our interest in Teco Electric & Machinery Co., Ltd., consisting of 77 million common shares, for NT$886 million and 9 million common shares of MediaTek for NT$3,243 million. In 2004, we sold 6 million common shares of Novatek for NT$513 million and 7 million common shares of MediaTek for NT$1,612 million. In 2005, we sold 25 million common shares of Novatek for NT$3,354 million (US$102 million) and 29 million common shares of MediaTek for NT$7,605 million (US$232 million). As March 31, 2006, we held 11.74% and 6.07% in Novatek and MediaTek, respectively.

In addition, we held a 37.95% stake in Unimicron Technology Corp., a Taiwan-based manufacturer of printed circuit boards and high density interconnections, as of September 30, 2001. Unimicron Technology Corp., Bestmult Industry Co. and UniMicron Technology Co. completed the merger of the three companies on October 31, 2001. Unimicron Technology was the surviving corporate entity and has become one of the top three printed circuit board manufacturing companies in Taiwan. We were a founding investor in Faraday Technology, a company that offers advanced intellectual property and libraries to our foundry customers. As of March 31, 2006, we held 20.40% and 17.95% in Unimicron Technology and Faraday Technology, respectively.

In connection with the settlement of our litigations with SiS, we and SiS agreed in late 2002 to enter into a broad scope of cooperation, including, among other things, exchange of process patents, production support and our board representation in SiS. Under the settlement, SiS also agreed to engage us as its sole external provider of foundry services for its integrated circuits designed with 0.18 micron or smaller processors. To further strengthen our relationship with SiS, we decided to invest in SiS. In July 2004, we acquired SiSMC, a wafer foundry company spun off from SiS in 2003. As of March 31, 2006, we held 16.13% of SiS’s outstanding share capital.

In January, 2006, we sold our 63.48% stake in Hsun Chieh Investment Co., Ltd., or Hsun Chieh, to Hsieh Yong Capital Co., Ltd. The percentage of our ownership of Hsun Chieh decreased from 99.97% to 36.49% after the sale. Our representative currently holds one out of three board seats of Hsun Chieh. As a result of the sales, Hsun Chieh is no longer our consolidated subsidiary and all our shares that are held by Hsun Chieh were reclassified as long-term investments from treasury stocks in our books. Consequently, we recorded an increase of NT$10,881 million under our long-term equity investment and stockholders’ equity in January 2006.

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

We believe that we have adopted anti-pollution measures for the effective maintenance of environmental protection standards consistent with the practice of the semiconductor industry in Taiwan. In 2005, we spent approximately NT$90 million (US$2.7 million) for pollution control equipment. Our monthly waste disposal fees were approximately NT$5.5 million (US$0.2 million), and our annual cost for environmental monitoring was approximately NT$3.5 million (US$0.1 million). We also believe that we are in compliance in all material respects with applicable environmental laws and regulations.

Environmental, Safety and Health Management Systems

We have implemented extensive environmental, safety and health management systems. These systems enable our operations to identify applicable environmental, safety and health regulations, assist in evaluating compliance status and timely establish loss preventive and control measures. The systems we implemented in all our fabs have been certified as meeting the ISO 14001 and OHSAS 18001 standards. ISO 14001 consists of a set of standards that provide guidance to the management of organizations to achieve an effective environmental management system. Procedures are established at manufacturing locations to ensure that all accidental spills and discharges are properly addressed. OHSAS 18001 is a recognizable occupational health and safety management system standard, which may be applied to assess and certify our management systems. Our goal in implementing ISO 14001 and OHSAS 18001 systems is to continually improve our environmental, health and safety management.

Litigation

Hejian, a semiconductor manufacturer in Suzhou, China, was set up in December 2001. Soon after the establishment of Hejian, there were various rumors that Hejian was set up by us, which we denied immediately because we did not inject any capital into nor did we transfer any technology to Hejian.

In June 2005, our former Chairman, Robert H. C. Tsao and our former Vice Chairman, John Hshun, were interrogated by the Hsinchu District Prosecutor’s Office for a breach of their fiduciary duty owed to us. In January 2006, Hsinchu District Prosecutor’s Office announced that our former Chairman and former Vice Chairman would be prosecuted in connection with their alleged breach of fiduciary duties and certain violations of the ROC Commercial Accounting Act. Prior to such charges, both our former Chairman and former Vice Chairman resigned from their respective positions with our company.

The ROC FSC, a regulatory authority that supervises securities, banking, futures, and insurance activities in Taiwan, also began their investigation into any violation of ROC securities laws by us. In April 2005, our former Chairman was fined (1) in the amount of NT$2.4 million by the ROC FSC for our delay in making public disclosure timely (within two days) regarding the information relating to Hejian, which was resolved in the March 4 Resolution, and (2) in the amount of NT$0.6 million for our failure to disclose the information regarding the assistance we had provided to Hejian. Our former Chairman’s appeal in relation to such fines was overruled in early 2006, and a lawsuit has been filed by our former Chairman with the Administrative High Court seeking to revoke the disposition made by the ROC FSC.

In connection with the March 4 Resolution, our company was also fined in the amount of NT$30,000 by the Taiwan Stock Exchange for a delay in making public disclosure. After our former Chairman and former Vice Chairman were indicted by the prosecutor, our company was found by the ROC Ministry of Economic Affairs to be in violation of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area and fined in the amount of NT$5 million for our alleged illegal investment in Hejian. Although we are currently appealing such fines, we cannot assure you that we would prevail in such appeal.

In July 1997, Oak Technology, Inc. (“Oak”) and we entered into a settlement agreement concerning a complaint filed with the United States International Trade Commission (“ITC”) by Oak Technologies against us and other parties alleging that we undertook unfair trade practices based on alleged patent infringement regarding certain CD-ROM controllers. On October 27, 1997, Oak Technologies filed a civil action in a California federal district court, alleging claims for breach of the express terms of the settlement agreement, breach of the implied covenant of good faith and fair dealing, and fraudulent misrepresentation. We have denied the material allegations of the complaint in the case and asserted counterclaims against Oak Technologies for breach of contract, intentional interference with economic advantage and rescission and restitution based on fraudulent concealment and/or mistake. We also asserted declaratory judgment claims for invalidity and unenforceability of the relevant Oak Technology patent. On May 2, 2001, the United States Court of Appeals for the Federal Circuit upheld findings by the ITC that there had been no patent infringement and no unfair trade practice arising out of the ITC case filed by Oak Technology against us and others. Based on the Federal Circuit’s opinion and on a covenant not to sue filed by Oak Technology, our declaratory judgment patent counterclaims were dismissed from the district court case. However, in connection with its breach of contract and other claims, Oak Technology thereafter indicated that it seeks damages in excess of approximately US$750 million. In November 2002, we filed motions for summary judgment on each of Oak

Technology’s claims against us. In that same period, Oak Technology filed motions seeking summary judgment on our claims for fraudulent concealment and intentional interference with economic advantage, and on various defenses asserted by us. In May 2005, the Court issued the following orders: (i) granting our motion for summary judgment on Oak Technology’s claim for breach of the settlement agreement; (ii) granting in part and denying in part our motion for summary judgment on Oak Technology’s claim for breach of the implied covenant of good faith and fair dealing; (iii) denying a motion by us for summary judgment on Oak Technology’s fraud claim based on alleged patent invalidity under 35 U.S.C. § 112; (iv) granting Oak Technology’s motion for summary judgment on our fraudulent concealment claims; and (v) granting a motion by Oak Technology for summary judgment on certain of our defenses. The court has heard oral argument on other pending summary judgment motions but has not yet finally ruled on them. In February 2006, we entered into a settlement agreement with Oak Technology and Zoran Corporation (the successor to Oak), in accordance with which the parties thereto fully released one another from any and all claims and liabilities arising out of the facts alleged in the above district court case. The terms of settlement impose no obligation on us except for confidentiality requirements.

In May 2005, as part of the settlement arrangement in a lawsuit of which UMCi was a defendant, we entered into memoranda of understanding pursuant to which such lawsuit was discontinued and, in exchange, inter alia, we agree to apply the Ultra Pure Water System currently in use at Fab 12i (the “System”) in accordance with our vendor’s operating instructions. Notwithstanding the foregoing, we are permitted to make certain modifications to the System, subject to the terms of the memoranda of understanding, should we consider such modifications necessary.

In July 2005, one of our shareholders filed a lawsuit against us alleging that the resolutions of our 2005 general shareholders’ meeting should be voided or revoked on the basis that the description of the resolutions in the official minutes of the meeting is insufficient. Such claims were overruled by Hsinchu District Court in March 2006. The plaintiff appealed to the Taiwan High Court in March 2006. This lawsuit is in pretrial procedure.

In June 2005, our Singapore Branch as plaintiff issued a Writ of Summons against Tokio Marine & Fire Insurance Company (Singapore) Pte. Ltd. or Tokio Marine, as defendant under a marine cargo insurance policy for the replacement cost of a 300mm Endura System damaged in transit. We believe a chamber of that equipment was damaged in shipment and incurred a cost of approximate US$1.2 million to replace the damaged chamber. Our Singapore Branch filed suit to recover under the insurance policy on the grounds that the equipment was damaged in shipment as a result of rough handling or conditions. Tokio Marine has denied that the incident was a covered event under the policy. The proceedings have reached the discovery stage and based on the progress to date, we believe our Singapore Branch has a meritorious case. Trial is set for the second quarter of 2006. The maximum exposure to our Singapore Branch will be the loss of its claim for reimbursement plus assessments fees and costs for no more than a few hundred thousand U.S. dollars.

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

In 2005 we achieved a number of risk management goals. We accomplished 12-inch fab Expansion Risk Control to reduce the risks incurred in the expansion of our 12-inch fab. We conducted business continuity plans in new fabs. We also established a Smoke Exposure Reduction Project to install movable fans and apply emergency response procedures in fabs without dedicated smoke control systems. Finally, we implemented the Bird Flu Business Continuity Plan to evaluate the potential impact of bird-flu-related disease.

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

C. Organizational Structure

In March 2001, we entered into a foundry venture agreement with EDB Investments and Infineon relating to the formation of UMCi to construct and operate a 12-inch wafer fab, now called Fab 12i, in Singapore Pasir Ris Wafer Fab Park. Pursuant to the sale and transfer agreements entered in August 2003 and March 2004, we purchased all of the shares of UMCi held by Infineon and EDB Investments. Through subsequent purchases, UMCi became our wholly-owned subsidiary in December 2004 and pursuant to a sale and transfer agreement dated March 31, 2005, UMCi transferred its businesses, operations and assets to our newly incorporated Singapore Branch on April 1, 2005.

On April 1, 2005, United Foundry Service, Inc. transferred all of its operations and assets to UMC Group (USA). Following the transfer, we have obtained the shareholders’ approval to liquidate United Foundry Service, Inc.

The following diagram shows our corporate structure as of March 31, 2006:

D. Property, Plants and Equipment

Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared in accordance with ROC GAAP. You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this annual report. ROC GAAP varies in certain significant respects from US GAAP. These differences and their effects on our financial statements are described in Note 34 to our audited consolidated financial statements included in this annual report.

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2005 have been translated into U.S. dollar amounts using US$1.00 = NT$32.80, the noon buying rate of the Federal Reserve Bank of New York on December 30, 2005. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs. We manage our business and measure our results of operations based on a single industry segment.

We have expanded our production capacity over the past several years, increasing our monthly capacity from 257,000 8-inch wafer equivalents in December 2000 on a combined basis to approximately 358,000 8-inch wafer equivalents in December 2005 on an actual basis. Our annual total production capacity of 8-inch wafer equivalents reached 4,224,000 in 2005. As a result of this increase in capacity, we have benefited from larger economies of scale. The larger economies of scale when capacity utilization rate is high have better enabled us to reduce our per unit production cost, which improves margins. However, when capacity utilization rate is low, this increased capacity has led to higher per unit production cost and decreased margins.

We acquired SiSMC through a share swap in July 2004 and renamed it as “Fab 8S”. Fab 8S operates an 8-inch wafer fab with a current capacity of 23,000 wafers per month. Under the sale and transfer agreements entered in August 2003 and March 2004, we purchased all of UMCi shares held by Infineon and EDB Investments. Through subsequent purchases, UMCi became our wholly-owned subsidiary in December 2004. Pursuant to a sale and transfer agreement dated March 31, 2005, UMCi transferred its businesses, operations and assets to our newly incorporated Singapore Branch on April 1, 2005.

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, revenues varied significantly over this period. It can take several years to plan and construct a fab and bring it to operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs or acquiring existing fabs in response to anticipated demand growth for semiconductors. In addition, after commencement of commercial operations, fabs can increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent a proportional growth in demand, this increase in supply often results in semiconductor manufacturing overcapacity, which has led to a sharp decline in semiconductor prices and significant capacity under-utilization.

Between 1999 and 2000, as global semiconductor demand experienced substantial growth, our average selling price of semiconductor wafers and devices during that period increased. In connection with this increase in demand and selling price, several semiconductor manufacturers, including our company, announced plans to significantly expand production capacities. However, the semiconductor industry experienced a downturn beginning in the fourth quarter of 2000 until early 2003, which resulted in overcapacity, excess inventory and reduced demand. Such industry downturn had substantially slowed down those expansion plans. Due to the decreased demand for semiconductors in 2001 and 2002, our average capacity utilization rate decreased from 100% in 2000 to 46.6% in 2001 and to 65.2% in 2002. With a general recovery in the worldwide semiconductor industry, our average capacity utilization rate increased to 84.8% in 2003 and 90.8% in 2004 but decreased to 72.4% in 2005. We believe that our results in 2003, 2004 and 2005 reflect the ongoing uncertainty in the global economy, conservative corporate information technology spending and low visibility with respect to end market demand.

Pricing

We price our products on either a per die or a per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we in general review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed, fluctuations in our products’ average selling prices historically have had a substantial impact on our margins. Our average selling price decreased approximately 19.3% from 2004 to 2005, mainly due to the reduction of average selling price from our customers in spite of our shift towards higher-priced product mix using more advanced technology.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to compete effectively with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2003, 2004 and 2005, approximately 71.7%, 70.1% and 74.0%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs. Our variable costs decreased in 2005 due to (i) the decrease of direct material costs from NT$6,922 million in 2004 to NT$6,276 million (US$191 million) in 2005 due to lower wafer-start quantities and (ii) the decrease of costs of spare parts in Fab 12A from NT$1,238 million in 2004 to NT$1,010 million (US$31 million) in 2005 as a result of less wafer production.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Due to the decreased demand for semiconductors in 2001 and 2002, our average capacity utilization rate decreased from 100% in 2000 to 46.6% in 2001 and to 65.2% in 2002. With a general recovery in the worldwide semiconductor industry, our average capacity utilization rate increased to 84.8% in 2003 and, 90.8% in 2004 but decreased to 72.4% in 2005. Utilization rates can also be affected by efficiency in production facility and product flow management. Other factors affecting utilization rates are the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply and fire or natural disaster.

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

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. For instance, we are among the first foundries to produce chips using 0.13-micron technology. In 2003, we were one of the first foundries to deliver working customer products using advanced 90-nanometer copper technology. This technology has been in volume production since the second quarter of 2004. In 2005, product samples fabricated using 65–nanometer process technology were delivered to customers for validation. Furthermore, we are actively developing 45-nanometer process technologies to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size. These types of technology migration require continuous capital and research and development investment. Because developing and acquiring advanced technologies involve substantial capital investment, we expect to continue to spend a substantial amount of capital on upgrading our technologies.

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

Investments

Most of our investments were made to improve our market position and for strategy considerations. Substantially all of our investments are long-term investments, a significant portion of which are in foundry-related companies including fabless design customers, raw material suppliers and intellectual property vendors. In addition, we also invest in non-foundry-related businesses, such as Mega Financial Holding Co. Ltd., or Mega Financial. In recent years, we have from time to time disposed of our long-term investments for financial, strategic or other purposes.

See “Item 4. Information on the Company — B. Business Overview — Our Investments” for a description of our investments.

Treasury Share Programs

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. As of December 31, 2003, 2004 and 2005, we purchased an aggregate of 335 million, 528 million and 1,278 million, respectively, of our shares under these plans. From February 16, 2006 to April 15, 2006, we also purchased 1,000 million of our shares for cancellation. Of the repurchase Shares, 137 million shares in aggregate were transferred to our employees and 1,199 million shares in aggregate were cancelled as of May 31, 2006. In addition, on May 22, 2006, we announced a plan, which is not binding on us, to buy back up to 400 million of our shares on the Taiwan Stock Exchange at a price ranging from NT$13.90 to NT$32.15 per share between May 23, 2006 and July 22, 2006 to transfer to employees.

Critical Accounting Policies

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included in the annual report, which have been prepared in accordance with ROC GAAP. ROC GAAP varies in certain respects from US GAAP. These differences and their effects on our financial statements are described in Note 34 to our audited consolidated financial statements included in this annual report. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis and base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue is recognized when title and liability for risk of loss or damage to the products have been transferred to customers, as most of our sales are made in terms of Free on Board (FOB) or Free Carrier (FCA) shipment, for which the title and liability for risk of loss or damage pass to the customer upon our tender of delivery to a carrier approved by the customer. Sales returns and discounts taking into consideration customer complaints and past experiences are accrued in the same year as such sales are made.

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

The allowances for doubtful accounts accounted for 0.7% and 1% of our accounts receivables as of December 31, 2004 and 2005, respectively. If we were to change our estimated rate on allowance for doubtful receivables either upward or downward by 10%, our income from operations would have been increased or decreased by NT$16 million (US$0.5 million) in 2005.

Inventory

Inventories are recorded at cost when acquired and stated at the lower of aggregate cost, based on the weighted average method, or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while net realizable values determined by the average selling price of the most recent periods are used as market values of work-in-process and finished goods. In addition, allowances for obsolete and slow-moving inventories are determined by analyzing the age and sales condition of the inventories.

As of December 31, 2005, even if the market prices of our products had been 10% lower, there would not have been material impact on the total amount of inventory valuation allowances we recognized.

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

Long-lived Assets Impairment

Pursuant to ROC GAAP effective from January 1, 2005, and US GAAP effective from January 1, 2002, we are required to review the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the long-lived assets might not be recoverable. Such review may include assessing whether there is a significant decrease in market values of long-lived assets or significant deterioration of market conditions to indicate the carrying value of such assets may not be recovered through future cash flows, any change in the use of long-lived assets to negatively affect their fair values, and any obsolescence issues that would lead to a lower fair value determination. If there is an indication that an asset might be impaired, we proceed with a further impairment test, which is performed for asset groups related to the lowest level of identifiable independent cash flows. Due to our asset usage model and the interchangeable nature of our semiconductor manufacturing capacity, we must make subjective judgments and estimates in determining the independent cash flows that can be related to specific asset groups, including the service potential of long-lived assets through its estimated useful life, cash-flow-generating capacity, physical output capacity, potential fluctuation of economic cycle in the semiconductor industry and operating situation of the Company. Under ROC GAAP, we compare the carrying amount with the recoverable amount derived from discounted cash flow analysis to determine whether the asset is impaired and recognize impairment loss to the extent that its carrying amount exceeds its recoverable amount. If there is evidence that impairment losses recognized previously no longer exists, or has diminished, and the recoverable amount of the long-lived assets increases because of an increase in the asset’s estimated service potential, the amount of loss may be reversed to the extent that the resulting carrying value should not exceed the carrying value had no impairment loss been recognized in prior years. Under US GAAP, we compare the carrying amount with undiscounted cash flows to evaluate whether the asset is impaired and recognize an impairment loss equal to the excess of its carrying amount over its fair value derived from discounted cash flow analysis. Such impairment cannot be reversed. Having performed the above impairment tests, no impairment was recognized for the year. However, changes in the estimates of expected cash flows may result in impairment charges in the future.

Goodwill Impairment

Pursuant to ROC GAAP effective from January 1, 2005, and US GAAP effective from January 1, 2002, goodwill is subject to impairment tests on an annual basis, or more frequently whenever events occur or circumstances change indicating that goodwill might be impaired. Furthermore, goodwill shall cease to be amortized since January 1, 2006 under ROC GAAP. The assessment on impairment of goodwill is subject to significant judgment. Under ROC GAAP, such judgment includes identifying the cash generating unit (“CGU”), making assumptions for discounted cash flow analysis to derive the fair value of the CGU and properly assigning relevant assets, liabilities and goodwill to the CGU. Under US GAAP, we are required to identify the reporting unit, use the appropriate stock price to derive the fair value of reporting unit, and assign the fair value of relevant assets and liabilities to the reporting unit. Ultimately, we compare the fair value of goodwill to its carrying value and determine the impairment loss, if any. If the relevant assumptions and estimates change in the future, they will impact our goodwill impairment test.

Pensions

We have significant pension benefit costs and liabilities that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. We consider current market conditions, including changes in interest rates, in selecting these assumptions. In addition to changes resulting from fluctuations in our related headcount, changes in the related pension costs or liabilities may also occur in the future due to changes in assumptions.

Investments in Debt and Equity Securities

Under ROC GAAP, marketable securities are classified as either short-term or long-term investments and carried at the lower of aggregate cost or market value. The determination of whether an investment is short-term or long-term takes into consideration our ability and intention to hold those securities, whether the securities have quoted market prices and whether the securities are actively bought and sold by us. All unrealized losses arising from short-term investments as well as unrealized gains representing recoveries of previously recorded losses are recognized in the statement of income. Unrealized gains in excess of original cost are not recognized until realized. For long-term investments over which we do not have the ability to exercise significant influence or control, a decline in market value below cost is charged to stockholders’ equity unless this decline is not expected to be recovered in the future, in which case the decline is charged as a loss to the statement of income. Unrealized appreciation in market value above original cost is not recognized until realized.

Under US GAAP and effective from January 1, 2006 under ROC GAAP, equity securities over which we exercise no significant influence or control and have readily determinable fair values and debt securities are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that we have the intent and ability to hold to maturity are classified as held-to-maturity securities and reported at their amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses reported in other comprehensive income under stockholders’ equity unrealized losses that are deemed to be other than temporary are charged to earnings. For individual securities classified as either available-for-sale or held-to-maturity, we would determine whether a decline in fair value below cost is other than temporary pursuant to guidance provided by SFAS 115 and EITF 03-1. We consider, among other factors, information concerning significant adverse changes in market conditions in which the investee operates and operating issues specific to the investee in determining whether a decline in value is temporary. In general, we consider a decline in market value below cost for a continuous period of six months to be an other than temporary decline. If the decline in fair value is judged to be non-temporary, the cost basis of the individual security is written down to fair value with a charge against earnings.

Derivative Instruments

We have issued several convertible and exchangeable bonds since 2001. These debt instruments contain conversion or exchange option, which give the bondholders the right to convert or exchange the debt into the underlying common stock or ADS at the strike price. The conversion or exchange term may contain a fixed foreign exchange rate feature which determines the rate at which the bond denominated in foreign currency will be converted into common stock denominated in local currency. These debt instruments may also contain call features, which give us the right to redeem the bonds at the early redemption price under certain conditions before maturity. Under US GAAP, the derivative instruments embedded in our convertible bonds and exchangeable bonds are subject to the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). If these derivative features meet the definition of derivative instruments under SFAS 133, these derivatives are required to be fair valued at each reporting date with any change reported to the statement of income. The derivatives are fair valued by using the option pricing model, which requires us to make various assumptions including expected volatility of the stock over the option’s life and expected life of the option, among other things. In determining these input assumptions, we consider historical trends in conjunction with the exercise of management’s professional judgment. Because the model is sensitive to change in the input assumptions, different assessment of the required inputs may result in different fair value estimates of the options.

We also held assets in the form of credit-linked deposits and these deposits are credit-linked to debt securities issued by other entities (“reference entities securities”). Under US GAAP, these credit-linked deposits, which are linked to the credit worthiness of the reference entities securities, contain an embedded derivative that should be bifurcated pursuant to SFAS 133 from the underlying deposits and measured at fair value with any change in fair value recorded in earnings. The derivative instrument is initially fair valued based on the difference in the present value of the additional interest amount earned using the coupon rate and a risk-free interest rate plus a risk premium, and an offsetting asset is recognized to represent the additional interest payments that will be earned by us over the term of the credit-linked deposit. If the credit-worthiness of the reference entities securities, which is influenced by the credit risk of the reference entities, interest rate and contract period, has materially changed, the fair value of the derivative would be recalculated with the impact charged to earnings. If not, the change in the derivatives’ fair value would reflect only a change in their time value.

Under US GAAP, certain stand alone derivative instruments such as our interest rate swap agreements are fair valued at each reporting period end. The fair value of such instruments is determined using market established valuation techniques which involve certain key inputs such as the expected interest forward rate and expected volatility in interest rates. Any change in such key inputs could materially impact the determination of fair value of these derivative instruments.

Employee Stock Options

Under ROC GAAP, we apply the intrinsic value method to recognize the difference between the market share price and the exercise price of our employee stock options as compensation expense. From January 1, 2004, we also disclose pro forma net income and earnings per share under the fair value method only for the options granted after January 1, 2004.

We have issued employee stock options since 2002, and pro forma information regarding net income and earnings per share is required by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) under US GAAP to account for the employee stock options. The pro forma net income is determined as if the fair value of our employee stock options was recognized as compensation expense for the year. In estimating the fair value of the stock options, the Black-Scholes option pricing model is used. The valuation model requires the input of subjective assumptions and historical records, such as past dividend yields and historical volatility. Because it is unpredictable when our employees will exercise their options, we use the mid-point between the vesting date and the expiration date as the estimation of the expected life of options. Different assumptions of the inputs may lead to different fair value estimates, which in turn may affect our pro forma net income disclosed as the compensation expense varies.

A. Operating Results

Consolidation

Unlike US GAAP, ROC GAAP, prior to January 1, 2005, stipulates that if the total assets and operating revenues of a subsidiary are less than 10% of the non-consolidated total assets and operating revenues of the Company, respectively, the subsidiary’s financial statements may, at the option of the Company, not be consolidated. Irrespective of the above test, when the total combined assets or operating revenues of all such non-consolidated subsidiaries constitute up to 30% of the Company’s non-consolidated total assets or operating revenues, then each individual subsidiary with total assets or operating revenues up to 3% of the Company’s non-consolidated total assets or operating revenues has to be consolidated, and remain so for all subsequent consolidated financial statements unless the percentage of the combined total assets or operating revenues for all such subsidiaries becomes less than 20% of the Company’s respective non-consolidated amount. As a result, our consolidated financial statements prepared under ROC GAAP do not include the financial results of Fortune Venture Capital Corporation, United Foundry Services Inc., UMC Capital Corporation (including its subsidiary, UMC Capital (USA)) and United Microelectronics Corp. (Samoa) for 2003, and Fortune Venture Capital Corporation, Unitruth Investment Corp., UMC Capital Corporation (including its subsidiary, UMC Capital (USA)), United Microelectronics Corp. (Samoa), and United Foundry Service Inc. in 2004, each of which is a consolidated subsidiary under US GAAP. In the aggregate, these subsidiaries had net operating revenues equal to approximately nil of our consolidated revenues for each of the years ended December 31, 2003 and 2004. However, effective January 1, 2005, pursuant to ROC SFAS 7, the 10% threshold is no longer applicable and all subsidiaries over which we have control through direct and indirect ownership of greater than over 50% of voting interests or other situations are required to be consolidated. See Note 2 to our audited consolidated financial statements.

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

Due to the increasing expenditures related to the purchase of equipment and the capacity expansion in 300mm manufacturing facilities, our total depreciation expenses have increased from NT$39,233 million in 2003, to NT$45,590 million in 2004 and to NT$51,366 million (US$1,566 million) in 2005.

Operating Expenses

Our operating expenses consist of the following:

•	Sales and marketing expenses. Sales and marketing expenses consist primarily of intellectual property development expenses, salaries and related personnel expenses, wafer sample expenses and related marketing expenses. Wafer samples are actual silicon samples of our customers’ early design ideas made with our most advanced processes and provided to those customers.

•	General and administrative expenses. General and administrative expenses consist primarily of salaries for our administrative, finance and human resource personnel, fees for professional services, and cost of computer and communication systems to support our operations.

•	Research and development expenses. Research and development expenses consist primarily of research testing related expenses, salaries and related personnel expenses and depreciation on the equipment used for our research and development.

Non-operating Income and Expenses

Our non-operating income principally consists of:

•	interest income, which has been primarily derived from time deposits;

•	investment income accounted for under the equity method, which has been primarily derived from the recognition of investee companies’ net income based on the percentage of their ownership we hold;

•	dividend income, which has been primarily derived from marketable securities and long-term investments;

•	gain on sales of investments, which has been primarily derived from our disposal of long-term investments; and

•	other income, which has been primarily derived from our branch’s grant income received from the government in Singapore.

Our non-operating expenses principally consist of:

•	interest expenses, which have been primarily derived from long-term debt; and

•	impairment loss, which have been primarily derived from the loss recognized in our long-term investments and other assets pursuant to ROC SFAS No.35, “Accounting for Asset Impairment”.

Taxation

Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of four years following each such capital increase. This tax exemption resulted in tax savings of approximately NT$886 million, NT$3,306 million and NT$271 million (US$8 million) in 2003, 2004 and 2005, respectively. Our current tax rate is 25%, the same rate applicable to companies outside the Hsinchu Science Park.

We also benefit from other tax incentives generally available to technology companies in Taiwan, including tax credits applicable against corporate income tax that range from 30% to 50% of the amount of certain research and development and employee training expenses and 5% to 20% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately NT$1,719 million, NT$4,383 million and NT$3,564 million (US$109 million) in 2003, 2004 and 2005, respectively.

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$979 million, NT$374 million and NT$67 million (US$2 million) of tax expense in 2003, 2004 and 2005, respectively. Our effective income tax rate in 2005 was 1.20%.

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

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Year Ended December 31,
	2003	2004	2005
Net operating revenues	100.0%	100.0%	100.0%
Costs of goods sold	77.3	71.5	90.4

Gross profit	22.7	28.5	9.6
Operating expenses:
Sales and marketing	2.3	2.1	3.7
General and administrative	4.1	3.8	4.4
Research and development	6.1	5.7	9.6

Operating income (loss)	10.2	16.9	(8.1)
Net non-operating income (expense)	5.1	7.7	13.7

Income (loss) before income tax and minority interest	15.3	24.6	5.6
Income tax (expense) benefit	(1.0)	(0.3)	(0.1)
Cumulative effect of changes in accounting principles (the net amount after deducted tax expense)	—	—	(0.1)
Minority interest (income) loss	0.3	0.3	1.6

Net income (loss)	14.6	24.6	7.0

2004 Compared with 2005

Net operating revenues. Net operating revenues decreased by 22.4% from NT$129,191 million in 2004 to NT$100,316 million (US$3,058 million) in 2005, largely attributable to a decrease in customer demand, which resulted in a 3.8% decrease in wafers sold, from 3,119 thousand wafers in 2004 to 2,999 thousand wafers in 2005. The decrease in our net operating revenues was partially attributable to a decrease in average selling price. Our average selling price in 2005 decreased by 19.3% as compared to 2004 as a result of a fall in market pricing in spite of a shift towards higher-priced product mix using more advanced technology. Our 0.15 micron and more advanced technologies had contributed approximately 39.0% of our net wafer sales in 2005, as compared to 28.6% in 2004.

Cost of goods sold. Cost of goods sold decreased by 1.9% from NT$92,393 million in 2004 to NT$90,643 million (US$2,763 million) in 2005, largely due to a 3.8% decrease in wafers sold from 3,119 thousand wafers in 2004 to 2,999 thousand wafers in 2005.

Gross profit and gross margin. Our gross margin fluctuation depends on the level of manufacturing capacity, wafer shipments and product mix. Gross margin decreased from 28.5% in 2004 to 9.6% in 2005. As our utilization rates decreased, our costs were allocated over a smaller number of units, which led to higher unit costs. Lower wafer shipment and selling price decreases also impaired our gross margin.

Operating income and operating margin. Operating income decreased substantially from NT$21,806 million in 2004 to NT$(8,087) million (US$(247) million) in 2005. Our operating margin decreased from 16.9% in 2004 to (8.1)% in 2005. The decrease in operating margin is largely due to a decrease in gross margin. Operating expenses increased by 18.5% from NT$14,992 million in 2004 to NT$17,760 million (US$542 million) in 2005.

Sales and marketing expenses. Our sales and marketing expenses increased by 34.7% from NT$2,775 million in 2004 to NT$3,739 million (US$114 million) in 2005. The increase in sales and marketing expenses was mainly due to the consolidation effect derived from our newly consolidated subsidiaries. In addition, we also increase our purchase of intellectual properties from third parties to assist our customers to develop SoC. Our sales and marketing expenses as a percentage of our net operating revenues increased from 2.1% in 2004 to 3.7% in 2005.

General and administrative expenses. Our general and administrative expenses decreased by 9.6% from NT$4,853 million in 2004 to NT$4,387 million (US$134 million) in 2005. It was largely due to a significant decrease in UMCi’s general and administrative expenses because UMCi’s start-up cost was classified as general and administrative expense before it began volume production in the first quarter of 2004, and due to slight decreases in the general and administrative expenses of our subsidiaries. Our general and administrative expenses as a percentage of our net operating revenues increased from 3.8% in 2004 to 4.4% in 2005.

Research and development expenses. Our research and development expenses increased by 30.8% from NT$7,364 million in 2004 to NT$9,634 million (US$294 million) in 2005. The increase in research and development expenses resulted primarily from our continued development of 90-nanometer and 65-nanometer process technologies. Our research and development expenses as a percentage of our net operating revenues increased from 5.7% in 2004 to 9.6% in 2005.

Net non-operating income. Net non-operating income substantially increased by 37.8% from NT$9,938 million in 2004 to NT$13,693 million (US$418 million) in 2005 mainly due to the reversal of evaluation allowance of inventory resulting from the sale of inventory. Valuation on inventory contributed to NT$837 million gain (US$26 million) in 2005 compared to NT$1,884 million loss in 2004. Due to the appreciation of exchange rate of New Taiwan dollars to U.S. dollars from NT$31.74 on December 31, 2004 to NT$32.80 on December 30, 2005, we had a net foreign exchange gain of NT$295 million (US$9 million) in 2005.

Net income. Due to the factors described above, we incurred a net income of NT$7,027 million (US$214 million) in 2005, compared to a net income of NT$31,843 million in 2004.

2003 Compared with 2004

Net operating revenues. Net operating revenues increased by 35.0% from NT$95,704 million in 2003 to NT$129,191 million in 2004, largely attributable to an increase in customer demand, which resulted in a 19.1% increase in wafers sold, from 2,619 thousand wafers in 2003 to 3,119 thousand wafers in 2004. The increase in our net operating revenues was partially attributable to an increase in average selling price. Our average selling price in 2004 increased by 12.2% as compared to 2003 as a result of a rise in market pricing and a shift towards higher-priced product mix using more advanced technology. Our 0.18micron and more advanced technologies had contributed approximately 54.2% of our net operating revenues in 2004, as compared to 41.1% in 2003.

Cost of goods sold. Cost of goods sold increased by 25.0% from NT$73,938 million in 2003 to NT$92,393 million in 2004, largely resulted from a 19.1% increase in wafers sold in 2004, from 2,619 thousand wafers in 2003 to 3,119 thousand wafers in 2004. The increase in cost of goods sold was partially resulted from a shift towards higher-cost product mix using more advanced technology. Our 0.18micron and more advanced technologies had contributed to approximately 54.2% of our net operating revenues in 2004, compared to 41.1% in 2003.

Gross profit and gross margin. Our gross margin fluctuation depends on the level of manufacturing capacity, wafer shipments and product mix. Gross margin increased from 22.7% in 2003 to 28.5% in 2004. As our utilization rates increased, our costs were allocated over a larger number of units, which led to lower unit costs. Higher wafer shipment, price increases and the improvement in overall product mix also improve our gross margin.

Operating income and operating margin. Operating income increased substantially from NT$9,740 million in 2003 to NT$21,806 million in 2004. Our operating margin increased from 10.2% in 2003 to 16.9% in 2004. The increase in operating margin is largely due to an increase in gross margin. Operating expenses increased by 24.7% from NT$12,026 million in 2003 to NT$14,992 million in 2004.

Sales and marketing expenses. Our sales and marketing expenses increased by 27.8% from NT$2,171 million in 2003 to NT$2,775 million in 2004. The increase in sales and marketing expenses was mainly due to an increase in purchasing intellectual properties from third parties to help our customers to develop SoC. Our sales and marketing expenses as a percentage of our net operating revenues decreased slightly from 2.3% in 2003 to 2.1% in 2004.

General and administrative expenses. Our general and administrative expenses increased by 21.4% from NT$3,996 million in 2003 to NT$4,853 million in 2004 largely due to increases in amortization of goodwill from our investment in UMCi amounting to NT$321 million. In addition, the increase in our general and administrative expenses was also attributable to an increase in personnel expenses, since we accrued more incentives to our employees due to significant growth in our net operating income from NT$95,704 million in 2003 to NT$129,191 million in 2004. Our general and administrative expenses as a percentage of our net operating revenues decreased slightly from 4.1% in 2003 to 3.8% in 2004.

Research and development expenses. Our research and development expenses increased by 25.7% from NT$5,859 million in 2003 to NT$7,364 million in 2004. The increase in research and development expenses resulted primarily from our continued development of 90-nanometer and 65-nanometer process technologies. Our research and development expenses as a percentage of our net operating revenues decreased slightly from 6.1% in 2003 to 5.7% in 2004.

Net non-operating income. Net non-operating income substantially increased by 100% from NT$4,956 million in 2003 to NT$9,938 million in 2004 mainly due to gain on disposal of investments, offset by net exchange and other losses. Gain on disposal of investments increased substantially from NT$6,885 million in 2003 to NT$12,869 million in 2004 mainly due to the conversion of our exchangeable bonds into shares of AU Optronics and the sale of our investments in AU Optronics. The gain on the conversion of our exchangeable bonds into shares of AU Optronics and sale of shares of AU Optronics was NT$7,806 million and NT$2,483 million, respectively. Due to the appreciation of exchange rate of New Taiwan dollars to U.S. dollars from NT$33.99 on December 31, 2003 to NT$31.74 on December 31, 2004, we had a net exchange loss of NT$929 million in 2004. Other losses increased from NT$263 million in 2003 to NT$1,112 million in 2004 mainly due to write-off of idle assets.

Net income. Due to the factors described above, we incurred a net income of NT$31,843 million in 2004, compared to a net income of NT$14,020 million in 2003.

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

We have financed our capital expenditure requirements with cash flows from operations as well as from bank borrowings, the issuance of bonds and equity-linked securities denominated in NT dollars and U.S. dollars and the proceeds from our ADS offering in September 2000. We incurred capital expenditures of NT$24,820 million, NT$81,110 million and NT$22,163 million (US$676 million) in 2003, 2004 and 2005, respectively, requiring a significant amount of funding from financing activities. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows. Cash flows significantly exceed operating income, reflecting the significant non-cash depreciation expense. We generated cash flows from operations of NT$49,625 million, NT$73,938 million and NT$45,172 million (US$1,377 million) in 2003, 2004 and 2005, respectively.

As of December 31, 2005, we had NT$108,627 million (US$3,312 million) of cash and cash equivalents and NT$4,883 million (US$149 million) of marketable securities.

Operating Activities

Our operating activities generated cash of NT$45,172 million (US$1,377 million) in 2005. Cash generated from our operating activities for 2005 was primarily attributable to add-back of non-cash items, such as depreciation and amortization in the amount of NT$54,644 million (US$1,666 million).

Investment Activities

Net cash used in our investment activities was NT$7,613 million (US$232 million) in 2005. In 2005, we used cash of NT$22,163 million (US$676 million) to purchase equipment primarily used at our fabs.

We held several credit-linked deposits and repackage bonds with a carrying value of approximately NT$1,117 million (US$34 million) as of December 31, 2005. Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk” included elsewhere in this annual report for a detailed discussion of the credit-linked deposits and repackage bonds.

Financing Activities

Net cash used in our financing activities was NT$29,592 million (US$902 million) in 2005. For financing activities in 2005, we purchased 750 million treasury shares for cash NT$16,379 million (US$499 million). We also repaid long-term loans and bonds of NT$20,382 million (US$621 million) and NT$2,820 million (US$86 million), respectively, in cash in 2005. The issuance of zero coupon convertible bonds due 2008 provided NT$12,479 million (US$381 million) in cash.

Our outstanding short-term loans were NT$6,136 million (US$187 million) as of December 31, 2005. We had total availability under existing short-term lines of credit, which can be drawn in NT dollars, U.S. dollars, Japanese Yen, Singapore dollars and/or Euros at our discretion, of NT$14,658 million (US$447 million) as of December 31, 2005. All of our short-term loans are revolving facilities with terms of six months or one year, which may be extended for terms of six months or one year each with lender consent. The weighted average annual effective interest rate under these facilities ranged between 1.5% and 4.9% as of December 31, 2005. Our obligations under our short-term loans are unsecured.

We had no long-term loans as of December 31, 2005.

We had bonds payable of NT$51,942 million (US$1,584 million) in the aggregate as of December 31, 2005.

We have pledged a substantial portion of our assets with a carrying value of NT$22,268 million (US$679 million) as of December 31, 2005 to secure our obligations under the short-term loans.

As of December 31, 2005, our outstanding long-term liabilities primarily consisted of:

•	NT$10.5 billion unsecured domestic bonds consisting of two tranches: NT$3 billion 5.185% unsecured bonds due April 2006 and NT$7.5 billion 5.285% unsecured bonds due April 2008;

•	NT$5 billion 3.520% unsecured domestic bonds due October 2006;

•	NT$15 billion unsecured domestic bonds, consisting of two tranches: NT$7.5 billion five-year unsecured bonds with interest rates of 4.0% minus 12-month U.S. dollar LIBOR but at the minimum of 0%, and NT$7.5 billion seven-year unsecured bonds with interest rates of 4.3% minus 12-month U.S. dollar LIBOR but at the minimum of 0%; and

•	US$97.9 million Zero Coupon Exchangeable Bonds due 2007.

In May 2002, we issued US$235 million Zero Coupon Exchangeable Bonds due 2007. The proceeds of this offering have been used to purchase equipment for Fab 8D. These bonds, which are scheduled to mature on May 10, 2007, are exchangeable, at the option of the bondholders, into common shares or ADSs of AU Optronics at an initial exchange price of NT$59.34 per common share of AU Optronics at any time on or after June 19, 2002, and are redeemable by us under certain circumstances on or any time after August 10, 2002 and prior to May 10, 2007. As of May 31, 2006, US$139 million of the Zero Coupon Exchangeable Bonds due 2007 were exchanged into 88 million common shares of AU Optronics. The current exchange price is NT$46.1 per common share of AU Optronics.

•	¥9,350 million Zero Coupon Convertible Bonds due 2007;

In March 2002, UMCJ issued ¥17,000 million Zero Coupon Convertible Bonds due 2007 at an issue price of 101.75% of the principal amount. The proceeds of this offering have been used to finance capital expenditures and repay certain loans. The initial conversion price was set at ¥400,000 per share, subject to adjustments upon the occurrence of certain events set forth in the indenture. The current conversion price is ¥400,000 per share. The bonds are redeemable by UMCJ under certain circumstances at any time on or after March 25, 2005 and prior to March 26, 2007. As of December 31, 2005, UMCJ repurchased ¥7,850 million of the bonds from the open market of which ¥7,650 million were cancelled.

•	¥21,500 million Zero Coupon Convertible Bonds due 2013; and

In November 2003, UMCJ issued ¥21,500 million Zero Coupon Convertible Bonds due 2013 at an issue price of 101.25% of the principal amount. The proceeds of this offering have been used to finance capital investments and our investments in UMCi. The conversion price was set at ¥187,500 per share, subject to adjustments upon the occurrence of certain events set forth in the indenture. The bonds are redeemable by UMCJ under certain circumstances at any time on or after November 27, 2006 and prior to November 25, 2013. As of December 31, 2005, UMCJ repurchased ¥10,490 million of the bonds from the open market.

•	US$381.4 million Zero Coupon Convertible Bonds due 2008.

In October 2005, we issued US$381.4 million Zero Coupon Convertible Bonds due 2008. The proceeds of this offering have been used to purchase of raw materials abroad. The bonds, which are scheduled to be mature in February 2008, are convertible at the option of the bondholders into our ADSs at an initial conversion price of US$3.814 per ADS at any time on or after November 4, 2005 and are redeemable by us under certain circumstances on or any time after April 5, 2007. As of May 31, 2006, none of the holders of our Zero Coupon Convertible Bonds due 2008 had exercised conversion rights to receive our ADSs. The current conversion price is NT$3.814 per ADS.

The current portion of bonds due within one year were NT$10,250 million (US$313 million).

Capital Expenditures

We have entered into several construction contracts for the expansion of our factory space. As of December 31, 2005, these construction contracts amounted to NT$590 million (US$18 million) with an unaccrued portion of the contracts of NT$480 million (US$15 million).

In 2005, we spent approximately NT$22,163 million (US$676 million) primarily to purchase 8-inch and 12-inch wafer-processing equipment and other equipment for research and development and production purposes. Our initial budget for purchases of semiconductor manufacturing equipment for 2006 is approximately US$1 billion. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook.

We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure requirements at least through the end of 2006. We also expect to fund a portion of our capital requirements in 2006 through the cash provided by operating activities. Due to rapid changes in technology in the semiconductor industry, however, we have frequent demand for investment in new manufacturing technologies. We cannot assure you that we will be able to raise additional capital, should that become necessary, on terms acceptable to us, or at all. If financing is not available on terms acceptable to us, management intends to reduce expenditures so as to delay the need for additional financing. To the extent that we do not generate sufficient cash flows from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings to finance our working capital needs or our future expansion plans. The sale of additional equity or equity-linked securities may result in additional dilution to our shareholders. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our products and change in our product mix, which in turn may be adversely affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the average selling prices of our products. The average selling prices of our products have been subjected to downward pressure in the past and are reasonably likely to be subject to further downward pressure in the future. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

Transactions with Related Parties

Our transactions with related parties have been conducted on arm’s-length terms. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 26 to our audited consolidated financial statements included in this annual report.

Inflation/Deflation

We do not believe that inflation in the ROC has had a material impact on our results of operations.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain material respects from US GAAP. Such differences include methods of consolidation and methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP. Note 34 to our audited financial statements, included in this annual report, provide a discussion and quantification of the material differences between ROC GAAP and US GAAP as they related to us. We provide a discussion of some of the material differences included therein below.

The following table sets forth a comparison of our net income and stockholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated.

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
		(in millions)
Net income (loss)
Net income (loss), ROC GAAP	14,020	31,843	7,027	214
US GAAP adjustments:
Compensation	(2,915)	(3,751)	(2,441)	(74)
Equity investments:
Compensation	(421)	(371)	(209)	(6)
Net income variance between US GAAP and ROC GAAP	(111)	(400)	940	28
Investment in debt and equity securities	2,168	(2,710)	271	8
Convertible/exchangeable bond liabilities	(305)	(88)	(39)	(1)
Derivative instruments	(347)	520	(1,612)	(49)
Goodwill	—	(39,774)	(19,374)	(591)
Income tax effect	242	494	(232)	(7)

Net income (loss), US GAAP	12,331	(14,237)	(15,669)	(478)

	As of December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
		(in millions)
Stockholders’ equity
Total stockholders’ equity, ROC GAAP	232,233	266,374	258,284	7,874
Compensation	129	154	56	2
Equity investments
Net income variance between US GAAP and ROC GAAP	(477)	394	465	14
Stockholders’ equity variance between US GAAP and ROC GAAP	951	1,068	3,175	97
Investment in debts and equity securities	32,842	16,477	37,333	1,139
Treasury stock	(3)	(2)	—	—
Derivative instruments	449	572	(624)	(19)
Convertible/exchangeable bond liabilities	(575)	(663)	(702)	(21)
Goodwill amortization and impairment loss	98,268	57,633	38,258	1,166
Income tax effect	(81)	413	180	5

Stockholders’ equity, US GAAP	363,736	342,420	336,425	10,257

(1)	Refer to Note 34 to our audited financial statements included elsewhere in this annual report.

Difference between ROC GAAP and US GAAP that have a material effect on our net income and stockholders’ equity under ROC GAAP include compensation expenses, derivative instruments, investments in debt and equity securities and consolidated goodwill.

Compensation Expenses

Pursuant to our Articles of Incorporation, we are required, under certain circumstances, to distribute a certain percentage of unappropriated earnings to employee bonuses and remuneration to directors and supervisors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. The remuneration to directors and supervisors is settled in cash while the employee bonuses for 2002, 2003 and 2004 were settled in the form of shares and for future periods such bonuses will be settled in cash or shares at our discretion. The number of shares granted as employee bonuses is determined by dividing the total nominal NT dollar amount of the bonuses to be settled in shares by the par value of the shares, i.e. NT$10 per share, rather than their market value, which has generally been substantially higher than par value. Under ROC GAAP, the distribution of employee bonuses and remuneration to directors and supervisors are treated as appropriation of retained earnings, and we are not required to, and do not, charge them to earnings. Under US GAAP, however, we are required to charge the market value of the shares for employee bonuses and the cash amount of remuneration as compensation expenses in the related service period, correspondingly reducing our net income and earnings per share calculated in accordance with US GAAP. When services are rendered, the fair value of the minimum bonuses is recognized as the compensation expense based on the provisions of our Articles of Incorporation which mandates a minimum percentage of our undistributed earnings, after certain adjustments, to be retained as bonuses and remuneration. The minimum bonuses in shares are fair valued by using the closing price at the balance sheet date because the shareholders’ approval obtained in the subsequent year is reasonably assured. When bonuses are approved by the shareholders in the subsequent year, which normally occurs during the second fiscal quarter, additional compensation expense, if any, is recorded for the difference between the minimum amount initially accrued and the fair market value of the shares actually granted to employees. Accordingly, net income and earnings per share calculated under ROC GAAP and US GAAP will be different. See Note 34 to our audited consolidated financial statements.

Derivative Instruments

Under US GAAP, as prescribed by SFAS 133, the embedded derivative features contained in our exchangeable bonds, convertible bonds and credit-linked deposits are bifurcated and separately accounted for, if the economic characteristics and risks of the embedded derivative instruments and the host contracts are not clearly and closely related. Those bifurcated embedded derivatives are accounted for at fair value with the changes in fair value included in earnings of the year. Freestanding derivatives such as interest rate swap agreements are recorded at fair value with changes in fair value charged to earnings unless hedge accounting has been applied. Under ROC GAAP, those derivative instruments are neither bifurcated nor required to be accounted for as a hedging instrument before the adoption of ROC SFAS 34 and SFAS 36 effective since January 1, 2006. See Note 34 to our audited consolidated financial statements.

Investments in Debt and Equity Securities

Under ROC GAAP, marketable securities are classified as either short-term or long-term investments and carried at the lower of aggregate cost or market value. The determination of whether an investment is short-term or long-term takes into consideration our ability and intention to hold those securities, whether the securities have quoted market prices and whether the securities are actively bought and sold by us. All unrealized losses for short -term investments are recognized in the statement of income. Unrealized gains are also recognized in the statement of income to the extent they represent recoveries of previously recorded losses. Unrealized gains in excess of original cost are not recognized until realized. For long-term investments, a decline in market value below cost is charged to stockholders’ equity unless this decline is not expected to be recovered in the future in which case, the decline is charged as a loss to the statement of income. Unrealized appreciation in market value above original cost is not recognized until realized. Under US GAAP, according to SFAS 115, equity securities, over which we exercise no significant influence or control and with readily determinable fair values, and debt securities are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income except for unrealized losses that are deemed to be other than temporary which are charged to earnings. See Note 34 to our audited consolidated financial statements.

Goodwill

Under ROC GAAP, the fair value of the net assets received is deemed to be the value of the consideration for the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits in January 2000. The acquisition cost of SiSMC was determined using the market price of the shares exchanged by us. Under US GAAP, EITF No. 99-12 requires that the securities exchanged should be valued based on the market prices a few days before and after the date when the terms of the acquisition are agreed to and announced. The acquisition was accounted for using the purchase method of accounting and the purchase price was determined by the market value of the shares exchanged. The difference between the fair value of the shares exchanged and the fair value of the net assets acquired created goodwill.

Goodwill is subject to an annual impairment test or more frequently whenever events and circumstances change indicating the goodwill may be impaired. Under ROC GAAP, our assessment includes identifying the goodwill-allocated cash generating unit (“CGU”), determining the recoverable amount of CGU by using cash flow analysis, and ultimately comparing the recoverable amount with the carrying amount of CGU including goodwill. If CGU’s carrying amount is greater than its recoverable amount, an impairment loss is recognized and the written-down of goodwill cannot be reversed. Under US GAAP, we have identified that we have only one reporting unit, whose fair value is best determined by its quoted market prices on the New York Stock Exchange (for its ADS securities) and on the Taiwan Stock Exchange (for its common stock). The fair value of the reporting unit is allocated to relevant individual asset and liability to determine the fair value of the goodwill assigned to the reporting unit. If the carrying value of the goodwill is greater than its fair value, we write down the goodwill and recognize the impairment loss. Such write-down cannot be reversed. In the past, the quoted market prices on these stock exchanges have been very volatile, which we believe is reflective of the cyclical nature of its business and industry. We experienced a gradual and continual decline in our stock price commencing in the second quarter of 2004. We believed the decline was primarily driven by lower investor confidence in the short-term prospects of the Taiwan semiconductor industry which also had the same impact on the stock prices of other semiconductor companies in Taiwan. Although our quoted stock price remained comparatively stable at the end of 2005, it didn’t climb up enough to support the fair value of goodwill to be greater than its carrying value. As such, we recognized a goodwill impairment charge of nil, NT$39,795 million and NT$20,660 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which revised SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and superseded Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). In April 2005, the Securities and Exchange Commission deferred the effective date of SFAS 123R to the first fiscal year beginning after June 15, 2005. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements base on their fair values. We will adopt this statement from the fiscal year beginning on January 1, 2006 and do not expect a material impact on our financial statements resulting from this adoption.

In November 2004, FASB issued SFAS No. 151, “Inventory Costs” (“SFAS 151”), which amended the guidance in Chapter 4 of ARB No. 43, “Inventory Pricing” (“ARB 43”), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage is to be recognized as current period charges and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. We will adopt SFAS 151 for the fiscal year beginning on January 1, 2006. The adoption of this standard may affect our operating results, but the significance of which cannot be reasonably estimated since such impact is affected by the actual variability in the market for our products.

In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaced APB Opinion No. 20, “Accounting Changes” (“APB 20”) and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS 3”). Though SFAS 154 carriers forward the guidance in APB 20 and SFAS 3 with respect to accounting for changes in estimates, changes in reporting entity and the correction of errors, SFAS 154 establishes new standards on accounting for voluntary changes in accounting principles, whereby such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle, and the correction of errors in previously issued financial statements be termed a restatement. The guidance is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, it does not change the transition provisions of any existing accounting pronouncements. We do not believe the adoption of SFAS 154 will have an immediate material effect on our financial statements.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instrument” (“SFAS 155”), which amends SFAS No. 133, “Accounting for derivative instruments and hedging activities” and FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial assets and extinguishments of liabilities”. The standard allows financial instruments that have embedded derivatives to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. The standard also establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. The guidance is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not believe the adoption of SFAS 155 will have an immediate material effect on our financial statements.

C. Research, Development, Patents and Licenses, Etc.

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$5,859 million, NT$7,364 million and NT$9,634 million (US$294 million) in 2003, 2004 and 2005, respectively, in research and development, which represented 6.1%, 5.7% and 9.6%, respectively, of net operating revenues for such years. We believe that our continuous spending on research and development will help us maintain our position as a technological leader in the foundry industry. As of March 31, 2006, we employed 646 professionals in our research and development division.

Our current research and development activities seek to upgrade and integrate manufacturing technologies and processes, as well as to develop embedded memory technologies, including DRAM, SRAM, 1T-SRAM, 6T-SRAM and nonvolatile memories, and advanced device technologies, including SOI and strained silicon. Although we emphasize firm-wide participation in the research and development process, we maintain a central research and development team primarily responsible for developing cost-effective technologies that can serve the manufacturing needs of our customers. Monetary incentives are provided to our employees if projects result in successful patents. We believe we have a strong foundation in research and development and intend to continue our efforts on technology developments. Our top management believes in the value of continued support of research and development efforts and intends to continue our foundry leadership position by providing customers with comprehensive technology and SoC solutions in the industry.

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

E. Off-balance Sheet Arrangements

We do not generally provide letters of credit to, or guarantees for, or engage in any repurchase financing transactions with any entity other than our consolidated subsidiaries. We have, from time to time, entered into interest rate swaps to manage our interest rate risks on our floating rate debt instruments and foreign currency forward contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. We do not engage in any speculative activities using derivative instruments. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk.”

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2005.

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(consolidated) (in NT$ millions)
Long-term debt(1)
Secured long-term loans	—	—	—	—	—
Unsecured long-term loans	—	—	—	—	—
Secured bonds	—	—	—	—	—
Unsecured bonds	51,942	10,250	31,088	7,500	3,104
Capital lease obligations(2)	—	—	—	—	—
Operating leases obligations(3)	5,476	980	2,219	378	1,899
Purchase obligations(4)	6,742	441	1,340	—	4,961
Other long-term obligations(5)	7,871	5,119	2,376	376	—
Total contractual cash obligations

(1)	Assuming the convertible bonds and exchangeable bonds are both paid off upon maturity.
(2)	Represents our obligations to make lease payments for equipment.
(3)	Represents our obligations to make lease payments to use machineries, equipments and land on which our fabs are located, primarily in the Hsinchu Science Park and the Tainan Science Park in Taiwan and, Pasir Ris Wafer Fab Park in Singapore, and UMCJ.
(4)	Represents commitments for construction and purchase of raw materials. These commitments are not recorded on our balance sheet as of December 31, 2005.
(5)	Represents intellectual properties and royalties payable under our technology license agreements. The amounts of payments due under these agreements are determined based on fixed contract amounts.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors, Supervisors and Senior Management

The following table sets forth the name, age, position and tenure of each of our directors, supervisors and executive as of March 31, 2006. The biography of each of our directors, supervisors and executive offers is as of June 12, 2006. Robert H.C. Tsao and John Hsuan resigned as Chairman and Vice Chairman, respectively, and as directors on January 9, 2006. There is no family relationship among any of these persons.

In the shareholders’ meeting held on June 12, 2006, our shareholders elected five new directors, Fu-Tai Liou, Shih-Wen Sun, Stan Hung, Chung-Laung Liu and Chun-Yen Chang, and two new supervisors, Ta-Sing Wang and Ting-Yu Lin. The newly elected directors and supervisors took their offices on June 12, 2006. The business address of our directors, supervisors and executive officers is the same as our registered address.

Name	Age	Position	Years with Us
Jackson Hu (1)	57	Chairman, Director (Representative of Chuin Li Investment Co.) and Chief Executive Officer	3
Peter Chang	60	Vice Chairman and managing director (Representative of Hsun Chieh Investment Co.)	14
Hong-Jen Wu	54	President	26
Ching-Chang Wen (2)	56	Director (Representative of Shieh Li Investment Co.) and Business Group President	8
Fu-Tai Liou	53	Business Group President	9
Shih-Wei Sun (3)	49	Director, Senior Vice President	11
Stan Hung	46	Senior Vice President	15
Paul S.C. Hsu (4)	70	Director	2
Jack K.C. Wang (4)(5)	58	Director	11
Mao-Chung Lin (4)(5)	73	Director	17
Tzyy-Jang Tseng	56	Supervisor (Representative of Hsun Chieh Investment Co., Ltd.)	5
Tsing-Yuan Hwang	57	Supervisor (Representative of Chuin Tsie Investment Co.)	11
Chitung Liu	40	Chief Financial Officer	5

(1)	Jackson Hu is a representative of Hsun Chieh Investment Co. after the shareholders’ meeting on June 12, 2006.
(2)	Ching-Chang Wen is a representative of Hsun Chieh Investment Co. after the shareholders’ meeting on June 12, 2006.
(3)	Shih-Wei Sun is a representative of Silicon Integrated Systems Corp. after the shareholders’ meeting on June 12, 2006.
(4)	Member of the Audit Committee.
(5)	The term of the director expired on June 11, 2006.

The following table sets forth the name, age and position of each of the new director and supervisor who took office on June 12, 2006.

Name	Age	Position
Fu-Tai Liou	53	Director (Representative of Hsun Chieh Investment Co.) and Business Group President
Stan Hung	46	Director (Representative of Silicon Integrated Systems Corp.) and Senior Vice President
Ta-Sing Wang	33	Supervisor (Representative of Silicon Integrated Systems Corp.)
Ting-Yu Lin	45	Supervisor
Chung-Laung Liu (1)	59	Director
Chun-Yen Chang (1)	74	Director

(1)	Member of the Audit Committee.

Jackson Hu is the Chairman, director and the Chief Executive Officer of our company. Dr. Hu is a representative of Hsun Chieh Investment Co. Dr. Hu earned his Bachelor’s degree in electrical engineering from National Taiwan University in 1971 and Master’s and Ph.D. degrees in Computer Science from the University of Illinois at Urbana-Champaign. He also obtained an MBA from Santa Clara University. Dr. Hu joined us at the beginning of 2003 as the president of our New Business Development Group and head of the Design Support Division. Prior to joining us, Dr. Hu served as the president and chief executive officer of SiRF Technology Inc. from 1996 to 2002 and the senior vice president and general manager of S3 from 1994 to 1996. Mr. Hu is also a director of Compal Communications, Inc.

Peter Chang is a Vice Chairman and a managing director of our company. Mr. Chang is a representative of Hsun Chieh Investment Co. Mr. Chang holds a Master’s degree in Electrical Engineering from the University of Texas at Austin in 1971. Prior to becoming a director and the CEO of our company in 1999, Mr. Chang served as the president of United Semiconductor from 1996 to 1999.

Hong-Jen Wu is the president of our company. Mr. Wu was a director of our company serving in the capacity of the representative of Chuin Tsie Investment Co. from June 1, 2004 to June 13, 2005. Mr. Wu received a Master’s degree in Chemical Engineering from the National Taiwan University in 1976. Prior to joining our company in 1980, Mr. Wu was a senior engineer at Taiwan General Equipment Corp.

Ching-Chang Wen is a director and a business group president of our company. Dr. Wen is a representative of Hsun Chieh Investment Co. He received a Ph.D. degree in Electrical Engineering from the University of Pennsylvania in 1979. Prior to joining United Microelectronics Corporation in 1996, Dr. Wen served as a vice president of Winbond Electronics Corp. Mr. Wen is also a director and president of UMCJ.

Fu-Tai Liou is a director and a business group president of our company. Dr. Liou is a representative of Hsun Chieh Investment Co. Dr. Liou was a director of our company from May 2001 to May 2004. Dr. Liou received a Ph.D. degree in Material Science and Engineering from the State University of New York at Stony Brook in 1979. Prior to joining United Microelectronics Corporation in 1997, Dr. Liou was a vice president of SGS-Thompson.

Shih-Wei Sun is a director and an executive vice president of our company and is in charge of our Research and Development Department. Dr. Sun is a representative of Silicon Integrated Systems Corp.. Dr. Sun holds a Ph.D. degree in Electronics Materials from Northwestern University.

Stan Hung is a director and a senior vice president of our company. Mr. Hung is a representative of Silicon Integrated Systems Corp. Mr. Hung was a director of our company from May 2001 to May 2004 and our CFO from 2000 to 2005. Mr. Hung received a Bachelor’s degree in Accounting from TamKang University in 1982. Prior to joining United Microelectronics Corporation in 1991, Mr. Hung was a manager at Unipac Optoelectronics Corporation. Mr. Hung is also the Chairman of Epitech Technology Corp., supervisors of SpringSoft Co., Ltd. and Novatek Microelectronics Corp. and directors of A-DATA Technology Co., Fortune Venture Capital Corporation, United Microdisplay Optronics Corporation, TLC Capital Co., Ltd. and Rechi Precision Co., Ltd.

Jack K. C. Wang was a director of our company from June 2004 to June 2006. Mr. Wang received a Bachelor’s degree in Chinese Literature from the Culture University in Taiwan in 1955. Mr. Wang is also the Chairman of Sen Dah Investment Co., Ltd.

Mao-Chung Lin was a director of our company from June 2004 to June 2006. Mr. Lin was a supervisor of our company from May 2001 to May 2004. Mr. Lin received a Bachelor’s degree in Business Administration from the National Taiwan University in 1955. Mr. Lin is also the president of Sunrox International, Inc.

Paul S.C. Hsu is a director of our company. Professor Hsu received a Ph.D. degree in Business Administration from The University of Michigan in 1974. Professor Hsu is Far East Group Chair Professor of Management, Yuan-Ze University, Taiwan, and the Chairman of Taiwan Assessment and Evaluation Association. Professor Hsu is a director of Faraday Technology Corporation and Taiwan Chi Cheng Enterprise Co. and a supervisor of Far Eastern International Bank.

Chung-Laung Liu is a newly elected director of our company. Professor Liu received a Doctor degree in Science from Massachusetts Institute of Technology in 1962. Professor Liu is the William M.W. Mong Honorary Chair Professor of National Tsing Hua University, Taiwan. Professor Liu is also a director of Mototech Technology Corporation, Lightronik Technology Inc., Cadence Methodology Service Company, Macronix International Co., Ltd. Anpec Electronics Corporation and MediaTek Incorporation.

Chun-Yen Chang is a newly elected director of our company. Professor Chang received a Ph.D. degree in Electronics Engineering from National Chiao Tung University in 1970. Professor Chang is a chair professor and president of National Chiao Tung University, Taiwan. Professor Chang is also a director of United Test and Assembly Center Ltd and Himax Technologies, Inc.

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

Tsing-Yuan Hwang was a supervisor of our company and a representative of Chuin Tsie Investment Co from June 2004 to June 2006. Mr. Hwang received an MBA from the Nihon University in 1982. Mr. Hwang is also a director of President Chain Store Corp., Hon Hai Precision Industry Co., Ltd. and Taiwan Television Enterprise, Ltd., and a supervisor of GreTai Securities Market.

Ta-Sing Wang is a newly elected supervisor of our company and a representative of Silicon Integrated System Corp. Mr. Wang received an MBA degree from Columbia University. Mr. Wang is also a director of Pacific Technology Group.

Ting-Yu Lin is a newly elected supervisor of our company. Mr. Lin received a Master degree in International Finance from Meiji University. Mr. Lin is also the Chairman of Sunrox International Inc.

Chitung Liu is the Chief Financial Officer of our company. Mr. Liu is an EMBA candidate of National Taiwan University. Prior to joining our company in 2001, Mr. Liu was a managing director of UBS. Mr. Liu is also a director of Novatek Microelectronics Corp.

B. Compensation

The aggregate compensation paid and benefits in kind granted to our directors and supervisors in 2005 were approximately NT$27 million (US$886 million). Some of the remuneration was paid to the legal entities which some of our directors or supervisors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2005 were approximately NT$214 million, which include 9,198,000 shares as employee bonus and NT$15 million for housing and transportation expenses. The number of shares distributed to our executive officers as employee bonus was calculated at the market value of NT$18.98 per share, which is the average market price in the last month of 2004, in accordance with FSC’s disclosure requirement for our annual report.

The following table sets forth total compensation paid to each of our directors and supervisors in their respective capacities in 2005.

Name	Capacity	Total Compensation
		(in NT$ thousands)
Jackson Hu	Chairman (Representative of Chuin Li Investment Co.)	2,455	(1)
Peter Chang	Vice Chairman and managing director (Representative of Hsun Chieh Investment Co.)	2,455	(1)
Hong-Jen Wu	Director (Representative of Chuin Tsie Investment Co.)	2,455	(1)
Ching-Chang Wen	Director (Representative of Shieh Li Investment Co.)	2,455	(1)
Silicon Integrated Systems Corp.	Director	2,455
Jack K.C. Wang	Director	2,455
Mao-Chung Lin	Director	2,455
Paul S.C. Hsu	Director	2,455
Tzong-Yeong Lin	Supervisor (Representative of Chaio Tung Bank Co., Ltd.)	0	(1)
Tzyy Jang Tseng	Supervisor (Representative of Hsun Chieh Investment Co.)	2,455	(1)
Tsing-Yuan Hwang	Supervisor (Representative of Chuin Tsie Investment Co.)	2,455	(1)

(1)	Paid to legal entity for which individual served as representative.

C. Board Practices

All of our directors and supervisors were elected in June 2006 for a term of three years. Neither we nor any of our subsidiaries has entered into a contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.

Our board of directors established an audit committee in March 2005. The audit committee is appointed by the board of directors and consisted of Jack K.C.Wang, Mao-Chung Lin, and Paul S.C. Hsu from March 2005 to June 2006. After the re-election of directors in the shareholders’ meeting on June 12, 2006, our board of directors appointed Chung-Laung Liu, Chun-Yen Chang and Paul S.C. Hsu to be the members of the audit committee. Each audit committee member is an independent director who is financially literate with accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Pursuant to an audit committee charter, the audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our internal audit function and independent auditors, and overseeing the accounting policies and financial reporting and disclosure practices of our company. The audit committee also has the authority to engage special legal, accounting or other consultants it deems necessary in the performance of its duties.

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

D. Employees

As of March 31, 2006, we had 11,195 employees, which included 5,490 engineers, 5,171 technicians and 534 clerical workers performing administrative functions at our plants in Taiwan. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
Employees	2003	2004	2005
Engineers	3,918	4,892	5,745
Technicians	4,469	5,230	5,671
Administrative Staff	510	520	652

Total	8,897	10,642	12,068

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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. The amount allocated for employees in 2005 in relation to retained earnings in 2004 totaled NT$1,973 million (US$60 million), all of which were paid in the form of shares. The number of shares issued as employee share bonus is calculated by valuing the shares at their par value, or NT$10 per share, rather than their fair market value. Accordingly, the value of the shares received by employees is significantly more than the cash amount employees would receive if the employee share bonus was paid in cash. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—US GAAP Reconciliation.”

Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E. Share Ownership

As of March 31, 2005, each of our directors, supervisors and executive officers held shares and/or ADSs of United Microelectronics, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Paul S.C. Hsu, one of our independent directors. As of March 31, 2005, none of our directors, supervisors or executive officers held, for their own account, 5% or more of our outstanding shares. As of April 15, 2006, our most recent record date, Hsun Chieh Investment Co. held approximately 600 million of our shares, representing approximately 3% of our issued shares.

We have an Employee Stock Options Plan, pursuant to which options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is 6 years from the date of its issuance. In September 2002, October 2003, September 2004 and December 2005, we obtained approvals from relevant ROC authorities for the grant of up to 1,000 million, 150 million, 150 million and 350 million stock options, respectively, to acquire our common shares under our Employee Stock Options Plan. In October 2002, January 2003, November 2003, March 2004, July 2004, October 2004, April 2005, August 2005, September 2005, January 2006 and May 2006, we granted 939 million, 61 million, 57 million, 33 million, 57 million, 20 million, 23 million, 54 million, 52 million, 39 million and 42 million stock options, respectively, to our employees.

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

The following table sets forth the stock options held by each of our directors, supervisors and executive officers as of March 31, 2006.

Name	Number of Shares Issuable upon Exercise of Option	Per Share Exercise Price	Unit Granted/Total Outstanding Shares	Expiration Date
Jackson Hu	5,000,000/15,000,000	17.9/23.2	0.10%	January 3, 2009/ November 26, 2009
Peter Chang	10,000,000	15.9	0.05%	October 7, 2008
Hong-Jen Wu	10,000,000	15.9	0.05%	October 7, 2008
Ching-Chang Wen	10,000,000	15.9	0.05%	October 7, 2008
Jack K.C. Wang	—	—	—	—
Mao-Chung Lin	—	—	—	—
Paul S.C. Hsu	—	—	—	—
Tzyy-Jang Tseng	—	—	—	—
Tsing-Yuan Hwang	10,000,000	15.9	0.05%	October 7, 2008
Fu-Tai Liou	8,000,000	15.9	0.04%	October 7, 2008
Shih-Wei Sun	10,000,000	15.9	0.05%	October 7, 2008
Stan Hung	10,000,000	15.9	0.05%	October 7, 2008
Chitung Liu	1,500,000	15.9	0.00%	October 7, 2008

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of (i) April 15, 2006, our most recent record date and (ii) as of certain record dates in each of the preceding three years, for (1) the shareholders known by us to beneficially own more than 2% of our shares and (2) all directors, supervisors and executive officers as a group. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules.

	As of April 14, 2006		As of April 15, 2005	As of April 11, 2004	As of April 5, 2003
Name of Beneficial Owner	Number of shares beneficially owned	Percentage of shares beneficially owned	Percentage of shares beneficially owned	Percentage of shares beneficially owned	Percentage of shares beneficially owned
Hsun Chieh Investment Co., Ltd.(1)	599,696,356	3.02%	3.05%	3.12%	3.13%
Xilinx, Inc.	436,927,795	2.20%	2.22%	2.27%	2.28%
Silicon Integrated Systems Corp.	428,511,368	2.16%	2.18%	0.00%	0.00%
Directors, supervisors and executive officers as a group	1,359,793,242	6.85%	6.44%	6.02%	6.10%

(1)	36.5% owned by United Microelectronics as of March 31, 2006.

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

In 1997, we made initial investments as a founding shareholder in several fabless design companies, including AMIC Technology Inc., AMIC Technology (Taiwan) Inc., Broadmedia Inc. (which has been merged into C-Com Corporation in August 2003), DAVICOM Semiconductor (Taiwan), Inc., Integrated Telecom Express Inc. (which was liquidated in May 2003), Integrated Technology Express Inc., MediaTek and Novatek, and received a majority interest in AMIC Technology Inc. and minority interests in the other companies. After the establishment of these companies, we sold in 1997 our semiconductor design equipment and related assets to these companies at the fair market value of these assets. In January 2000, we completed a merger in which United Integrated Circuits, UTEK Semiconductor, United Silicon and United Semiconductor were emerged into United Microelectronics. Through the consolidation, we acquired shareholding of Holtek Semiconductor Inc.

In December 2000, we sold all of our shares of AMIC Technology Inc. to AMIC Technology (Taiwan), Inc. In October 2003, we sold 17 million shares of our equity interest in Novatek, and in 2003, we sold 9 million shares of our equity interest in MediaTek. In 2004, we sold 6 million shares of Novatek and 7 million shares of Mediatek. In 2005, we sold 25 million common shares of Novatek for NT$3,354 million (US$102 million) and 29 million common shares of MediaTek for NT$7,605 million (US$232 million). In the first quarter of 2006, we sold 2 million shares of MediaTek for NT$583 million (US$18 million). As of March 31, 2006, we held 11.74% and 6.07% in Novatek and MediaTek, respectively.

In connection with the settlement of our litigations with SiS, we and SiS agreed in late 2002 to enter into a broad scope of cooperation, including, among other things, exchange of process patents, production support and our board representation in SiS. Under the settlement, SiS also agreed to engage us as its sole external provider of foundry services for its integrated circuits designed with 0.18 micron or smaller processors. To further strengthen our relationship with SiS, we decided to invest in SiS. In July 2004, we acquired SiSMC, a wafer foundry company spun off from SiS in 2003. As of March 31, 2006, we held 16.13% of SiS outstanding share capital.

The following table shows our aggregate ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of March 31, 2006.

Name	Ownership%
AMIC Technology (Taiwan), Inc.	28.95
ITE Tech. Inc.	22.07
Holtek Semiconductor Inc.	24.81
Davicom Semiconductor, Inc.	21.56
Silicon Integrated Systems Corp.	16.13

We provide foundry services to these fabless design companies on arm’s-length prices and terms. We derived NT$2,191 million, NT$3,718 million and NT$5,257 million (US$160 million) of our net operating revenues in 2003, 2004 and 2005, from the provision of our foundry services to these fabless design companies.

Chiao Tung Bank became a wholly-owned subsidiary of Mega Financial in 2002. As of March 31, 2006, we had a 0.86% equity interest in Mega Financial. In 2004, we paid off all of the loans in the amount of NT$283 million extended by Chiao Tung Bank. Tzong-Yeong Lin, who served in the capacity of the representative of Chiao Tung Bank as one of our supervisors, resigned on May 30, 2005. In addition, all of our representatives served on the board of directors and as a supervisor of Mega Financial resigned from such positions on October 27, 2005. As a result, Chiao Tung Bank is no longer our related party after October 27, 2005.

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

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.” The following table sets forth the cash dividends per share and stock dividends per share as a percentage of shares outstanding paid during each of the years indicated in respect of shares outstanding at the end of each such year, except as otherwise noted. On June 12, 2006, our shareholders approved a stock dividend of NT$0.1 per share for an aggregate of 179,031,672 shares and a cash dividend of NT$0.4 per share for an aggregate of NT$7,161,266,830.

	Cash Dividend per Share	Stock Dividend per Share(1)	Total Number of Shares Issued as Stock Dividend	Number of Outstanding Shares at Year End
	NT$	NT$
1995	0.5	5.0	417,459,806	1,343,478,004
1996	—	9.3	1,237,236,274	2,752,551,663
1997	—	3.0	868,629,276	4,117,758,265
1998	—	2.9	1,199,052,940	5,480,221,725
1999	—	1.5	834,140,790	6,638,054,462
2000	—	2.0	1,809,853,716	11,439,016,900
2001	—	1.5	1,715,104,035	13,169,235,416
2002	—	1.5	1,968,018,212	15,238,578,646
2003	—	0.4	607,925,145	15,941,901,463
2004	—	0.8	1,288,558,185	17,550,800,859
2005	0.1029	1.029	1,758,736,435	18,856,632,324

(1)	We declare stock dividends in a NT dollar amount per share, but we pay the stock dividends to our shareholders in the form of shares. The amount of shares distributed to each shareholder is calculated by multiplying the dividend declared by the number of shares held by the given shareholder, divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.

B. Significant Changes

There has been no significant subsequent events following the close of the last financial year up to the date of this annual report on Form 20-F that are known to us and require disclosure in this annual report for which disclosure was not made in this annual report.

Our unconsolidated net operating revenues for the three months ended March 31, 2006 was NT$24,384 million (US$743 million). Our unconsolidated net operating revenues for the three months ended March 31, 2006 is not indicative of the results that may be expected for any subsequent period.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our Shares

Our shares have been listed on the Taiwan Stock Exchange since July 1985. There is no public market outside Taiwan for our shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our shares. The closing price for our shares on the Taiwan Stock Exchange on May 30, 2006 was NT$20.30 per share.

	Closing Price Per Share(1)		Average Daily Trading Volume
	High	Low
	NT$	NT$	(in thousands of shares)
2001	36.68	16.35	91,144.61
2002	39.82	16.07	94,456.18
2003	26.91	15.43	120,670.55
2004	28.50	17.51	100,979.28
First Quarter	28.50	23.32	122,317.34
Second Quarter	28.41	19.14	131,185.56
Third Quarter	21.57	18.50	82,109.21
Fourth Quarter	19.59	17.51	70,487.04
2005	22.80	16.11	89,028.88
First Quarter	18.95	16.79	86,429.31
Second Quarter	22.16	16.11	88,871.50
Third Quarter	22.80	19.60	63,243.66
Fourth Quarter	22.05	16.75	116,881.38
December	19.75	17.90	116,963.22
2006 (through May 30)	22.60	17.60	90,406.14
First Quarter	20.50	17.60	97,052.42
January	18.85	17.85	113,454.65
February	19.15	17.60	107,469.62
March	20.50	18.80	76,516.23
Second Quarter (through May 30)	22.60	19.75	80,769.03
April	22.50	20.25	97,486.26
May	22.60	19.75	65,643.91

Source: Bloomberg; Taiwan Stock Exchange.

(1)	Information has been adjusted to give effect to 1,809,853,716 Shares and 78,689,291 Shares issued as stock dividend and employee bonus, respectively, in June 2000; 1,715,104,035 Shares and 149,139,481 Shares issued as stock dividend and employee bonus, respectively, in August 2001; 1,968,018,212 Shares and 171,132,018 Shares issued as stock dividend and employee bonus, respectively, in August 2002; 607,925,145 Shares and 57,972,672 Shares issued as stock dividend and employee bonus, respectively, in July 2003; 1,288,558,185 Shares and 111,127,354 Shares issued as stock dividend and employee bonus, respectively, in July 2004; and 1,758,736,435 Shares and 197,285,530 Shares issued as stock dividend and employee bonus, respectively, in August 2005.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. The outstanding ADSs are identified by the CUSIP number 910873 20 7. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the New York Stock Exchange on May 31, 2006 was US$3.33 per ADS. Each of our ADSs represents the right to receive five shares.

	Closing Price per ADS(1)		Average ADS Daily Trading Volume
	High	Low
	US$	US$
2001	7.54	3.17	3,337,394.65
2002	8.03	2.41	4,473,123.08
2003	4.76	2.40	4,640,173.90
2004	5.15	2.94	3,655,075.84
First Quarter	4.98	4.12	4,233,007.81
Second Quarter	5.15	3.29	3,771,016.29
Third Quarter	3.69	3.02	3,191,112.20
Fourth Quarter	3.49	2.94	3,446,850.56
2005	4.00	2.80	4,236,592.54
First Quarter	3.42	2.86	4,708,635.15
Second Quarter	3.88	2.80	3,340,016.67
Third Quarter	4.00	3.21	3,463,117.31
Fourth Quarter	3.63	2.80	5,476,095.24
December	3.33	3.09	5,991,004.76
2006 (through May 31)	3.90	3.02	6,227,034.95
First Quarter	3.41	3.02	6,645,506.45
January	3.41	3.09	8,250,310.00
February	3.28	3.02	7,776,978.95
March	3.41	3.10	4,315,330.43
Second Quarter (through May 31)	3.90	3.26	5,594,224.39
April	3.77	3.44	5,534,900.00
May	3.90	3.26	5,645,459.09

Sources: Bloomberg

(1)	Information has been adjusted to give effect to 1,715,104,035 Shares and 149,139,481 Shares issued as stock dividend and employee bonus, respectively, in August 2001; 1,968,018,212 Shares and 171,132,018 Shares issued as stock dividend and employee bonus, respectively, in August 2002; 607,925,145 Shares and 57,972,672 Shares issued as stock dividend and employee bonus, respectively, in July 2003; 1,288,558,185 Shares and 111,127,354 Shares issued as stock dividend and employee bonus, respectively, in July 2004; and 1,758,736,435 Shares and 197,285,530 Shares issued as stock dividend and employee bonus, respectively, in August 2005.

As of March 31, 2006, a total of 276,820,311 ADSs and 18,087,420,074 of our shares were outstanding. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC. As of March 31, 2006, 1,384,101,564 shares were registered in the name of a nominee of Citibank, N.A., the depositary under the deposit agreement. Citibank, N.A. has advised us that, as of March 31, 2006, 276,820,311 ADSs, representing these 1,384,101,555 shares, were held of record by Cede & Co. and 28,046 other U.S. persons. We have no further information as to shares held, or beneficially owned, by U.S. persons.

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

Directors

The ROC Company Act and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our business. As of June 12, 2006, our board of directors consisted of nine directors. In the annual ordinary shareholders’ meeting held in June 2005, we reduced of the number of managing directors from four to three by amending our articles of incorporation. Our current three managing directors are elected by our directors, and the Chairman of our board is elected by our managing directors. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our shareholders by means of cumulative voting. The election for all of the directors and supervisors was held in June 2006. In addition, our articles of incorporation provide that our shareholders also elect three supervisors whose duties include, among other things, investigating our business and financial condition, inspecting our corporate records, calling our shareholders’ meetings under certain circumstances, representing us in negotiations with our directors and notifying, when appropriate, our board of directors to cease acting in contravention of applicable law or regulation or in contravention of our articles of incorporation. The supervisors cannot concurrently serve as our directors or officers or employees. Pursuant to the ROC Company Act, a person may serve as our director or supervisor in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director or supervisor, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our shareholder may designate its representative to be elected as our director or supervisor on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. As of March 31, 2006, four of our seven directors and both of our two of our supervisors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.”

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

In order to strengthen corporate governance of companies in Taiwan, effective from January 1, 2007, the amended ROC Securities Exchange Act authorizes the ROC FSC, after considering certain factors, including the scale, shareholding structure and business nature of a public company, to require that a public company, such as our company, meet certain criteria, including having at least two independent directors but not less than one fifth of the total number of directors. The amended ROC Securities Exchange Act grants those public companies a grace period until the expiry of the terms of the incumbent directors who took their office prior to January 1, 2007.

In addition, pursuant to the amended ROC Securities Exchange Act, a public company is required to either establish an audit committee (“ROC Audit Committee”) or retain supervisors, provided that the ROC FSC may, after considering the scale, shareholding structure and business nature of a public company, require the company to establish an audit committee in place of its supervisors. Currently, the ROC FSC has not promulgated such compulsory rules, and all public companies may, at their discretion, retain either an ROC Audit Committee or supervisors. We have determined to maintain the office of supervisors and will not establish an ROC Audit Committee pursuant to the ROC Securities Exchange Act.

In accordance with the ROC Company Law, a person may serve as our director or supervisor in his or her personal capacity or as the representative of another legal entity. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the substitutive director or supervisor may serve the remainder of the term of office of the replaced one. In order to strengthen the functions of independence of directors, effective January 1, 2007, under the amended ROC Securities Exchange Act, directors or supervisors of a public company are no longer permitted to be served by representatives appointed by the same legal entity, unless otherwise permitted by the ROC FSC. The ROC FSC granted an exemption from such restriction so long as the terms of the representatives’ office began prior to January 1, 2007.

Shares

As of December 31, 2005, our authorized share capital was NT$260 billion, divided into 26 billion shares, of which 19,794,703,324 shares were issued and 18,852,636,324 shares were outstanding. All shares presently issued are fully paid and in registered form, and existing shareholders are not subject to any capital calls. We had US$381 million convertible bonds outstanding as of March 31, 2006. As of March 31, 2006, the conversion price for the outstanding convertible bonds was US$3.814 per ADSs. If all the outstanding convertible bonds were converted at the March 31, 2006 conversion price, an additional 100 million ADSs will be issuable. As of March 31, 2006, we had no warrants or options on our shares, except for 1,339 million options we granted to our employees under our Employee Stock Options Plan discussed below.

Employee Stock Option

According to our Employee Stock Options Plan, options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. In September 2002, October 2003, September 2004 and December 2005, we obtained approval by relevant ROC authorities to grant up to 1 billion, 150 million, 150 million and 350 million stock options, respectively, to acquire our common shares under our Employee Stock Option Plan. According to the plan, an option holder may exercise an increasing portion of his or her options in time starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively.

The table below shows the number of options granted in the past three years and the month in which they were granted:

	October 2002	January 2003	November 2003	March 2004	July 2004	October 2004
	(in millions)
Number of Options Granted	939	61	57	33	57	20
Number of Options Outstanding as of March 31, 2006	610	49	48	24	47	16

	April 2005	August 2005	September 2005	January 2006
	(in millions)
Number of Options Granted	23	54	52	39
Number of Options Outstanding as of March 31, 2006	19	47	51	36

New Shares and Preemptive Rights

New shares may only be issued with the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under ROC law to amend our articles of incorporation and obtain approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a registration with, the ROC FSC and the Science Park Administration. According to the ROC Company Act, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a listed company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings. According to the Corporate Merger and Acquisition Act of the ROC, as effective on February 8, 2002, if new shares issued by our company are solely for the purpose of acquisition, share swap or spin-off, the above-mentioned restrictions, including the employee stock ownership plan, the preemptive rights of the existing shareholders and the publicity requirement of a listed company, to such issuance of new shares may not be applied.

Shareholders

We only recognize persons registered in our register as our shareholders. We may set a record date and close our register of shareholders for specified periods to determine which shareholders are entitled to various rights pertaining to our shares.

Transfer of Shares

Shares in registered form are transferred in book-entry form or by endorsement and delivery of the related share certificates. Transferees must have their names and addresses registered on our register in order to assert shareholder’s rights against us. Our shareholders are required to file their respective specimen seals with our share registrar, Horizon Securities Co., Ltd. Under the current ROC Company Act, a public company, such as our company, may issue individual share certificates, one master certificate or no certificate at all, to evidence common shares. Our articles of incorporation, as amended on June 13, 2005, provide that we, upon acceptance of the application from Taiwan Depository and Clearing Co., Ltd. (previously known as “Taiwan Securities Central Depository Co., Ltd.”), or TDCC, may issue a large face value share certificate in exchange for every thousand shares in the custody of TDCC, or issue one master certificate for all newly issued shares. If our shares are issued in one master certificate, the shares will be deposited for the custody of TDCC, and the transfer of these shares will be carried out through the book-entry system maintained by TDCC.

Shareholders’ Meetings

We are required to hold an annual ordinary shareholders’ meeting once every calendar year within six months from the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors deem necessary, and they must do so if requested in writing by shareholders holding no less than 3% of our paid-in share capital who have held these shares for more than a year. In addition, any of our supervisors may convene a shareholders’ meeting if our board of directors does not or cannot convene a shareholders’ meeting and when such a meeting is necessary for the benefit of the shareholders. At least 15 days’ advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The ROC Company Act also provides that in order to approve certain major corporate actions, including any amendment of our articles of incorporation, dissolution, merger or spin-off, the transfer of all or an essential part of the business or assets, accept all of the business or assets of any other company which would have a significant impact in our operations, removing directors or the distribution of dividend in stock form, a special resolution may be adopted by the holders of the majority of our shares represented at a meeting of shareholders at which holders of at least two-thirds of our issued and outstanding shares are present. However, in the case of a public company, such as our company, such resolution may be adopted by the holders of least two-thirds of the shares represented at a shareholders’ meeting at which holders of at least majority of our issued and outstanding shares are present. However, if we are the controlling company and hold no less than 90% of our subordinate company’s outstanding shares, our merger with the subordinate company can be approved by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present without shareholders’ approval. In addition, according to the Corporate Merger and Acquisition Act of the ROC, if a company intends to transfer all or an essential part of its business or assets to its wholly-owned subsidiary, subject to the qualifications set forth in the said act, such transaction only needs to be approved by majority board resolution rather than super majority vote by the shareholder’s meeting as required by the ROC Company Act.

Voting Rights

Due to the amendment to the Company Act and the amendment made to our articles of incorporation accordingly, each common share is generally entitled to one vote and no voting discount will be applied. However, treasury shares and our common shares held by (i) an entity in which we own more than 50% of the voting shares or paid-in capital, or (ii) a third party in which we and an entity controlled by us jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital are not entitled to any vote. Except as otherwise provided by law or our articles of incorporation, a resolution can be adopted by the holders of a simple majority of the total issued and outstanding shares represented at a shareholders’ meeting. The quorum for a shareholders’ meeting to discuss the ordinary resolutions is a majority of the total issued and outstanding shares. The election of directors and supervisors by our shareholders may be conducted by means of cumulative voting or other voting mechanisms adopted in our articles of incorporation. In all other matters, a shareholder must cast all his or her votes in the same manner when voting on any of these matters.

Our shareholders may be represented at an ordinary or extraordinary shareholders’ meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary shareholders’ meeting, unless such proxy has been revoked no later than one day before the date of the shareholders’ meeting. Voting rights attached to our shares exercised by our shareholders’ proxy are subject to the proxy regulation promulgated by the ROC FSC.

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

The amount of no less than 5% of the residual amount after the distribution of the items illustrated above, plus any undistributed earnings from previous years, shall be distributed as bonus to employees. Originally, the distribution of employee bonus were in the form of new shares; while in the annual ordinary shareholders’ meeting held in June 2005, our shareholders approved an amendment of our articles of incorporation to enable the distribution of employee bonus in the form of cash or in shares. Employees eligible for such distribution may include certain qualified employees from our subordinate companies and the qualification of such employees is to be determined by our board of directors. The remaining amount may be distributed according to the distribution plan proposed by our board of directors based on our dividend policy, and submitted to the shareholders’ meeting for approval.

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

Acquisition of Our Shares by Us

An ROC company may not acquire its own common shares, except under certain exceptions provided in the ROC Company Act or the ROC Securities and Exchange Law. Under the amendments to the ROC Company Act, which took effect on November 14, 2001, a company may purchase up to 5% of its issued common shares for transfer to employees in accordance with a resolution of its board of directors, passed by a majority vote, at a meeting with at least two-thirds of the directors present.

Under Article 28-2, an amendment to the Securities and Exchange Law, which took effect on July 21, 2000, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase up to 10% of our issued shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the ROC FSC, for the following purposes:

•	to transfer shares to our employees;

•	to transfer upon conversion of bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by us; and

•	if necessary, to maintain our credit and our shareholders’ equity; provided that the shares so purchased shall be cancelled thereafter.

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. As of December 31, 2003, 2004 and 2005, we purchased an aggregate of 335 million, 528 million and 1,278 million, respectively, of our shares under these plans. From February 16, 2006 to April 15, 2006, we also purchased 1,000 million of our shares for cancellation. Of the repurchased Shares, 137 million shares in aggregate cancelled as of May, 2005. In addition, on May 22, 2006, we announced a plan, which is not binding on us, to buy back up to 400 million of our shares on the Taiwan Stock Exchange at a price ranging from NT$13.90 to NT$32.15 per share between May 23, 2006 and July 22, 2006 to transfer to employees.

In addition, we may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our shares.

We may not pledge or hypothecate any purchased shares. In addition, we may not exercise any shareholders’ rights attached to such shares. In the event that we purchase our shares on the Taiwan Stock Exchange, our affiliates, directors, supervisors, managers and their respective spouses and minor children and/or nominees are prohibited from selling any of our shares during the period in which we purchase our shares.

In addition to the share purchase restriction, the Company Act provides that our subsidiaries may not acquire our shares or the shares of our majority-owned subsidiaries if the majority of the outstanding voting shares or paid-in capital of such subsidiary is directly or indirectly held by us.

Liquidation Rights

In a liquidation, you will be entitled to participate in any surplus assets after payment of all debts, liquidation expenses and taxes proportionately.

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

Other Rights of Shareholders

Under the ROC Company Act and the Corporate Merger and Acquisition Act, dissenting shareholders are entitled to appraisal rights in the event of a spin-off or a merger and various other major corporate actions. Dissenting shareholders may request us to redeem all their shares at a then fair market price to be determined by mutual agreement. If no agreement can be reached, the valuation will be determined by a court. Subject to applicable law, dissenting shareholders may, among other things, exercise their appraisal rights by notifying us before the related shareholders’ meeting and/or by raising and registering their dissent at the shareholders’ meeting and also waive their voting rights.

One or more shareholders who have held more than 3% of the issued and outstanding shares for more than one year may require our board of directors to call an extraordinary shareholders’ meeting by sending a written request to our board of directors.

The ROC Company Law has been recently amended to allow shareholder(s) holding 1% or more of the total issued shares of a company to, during the period of ten days or more prescribed by the company, submit one proposal in writing containing no more than three hundred words (in terms of Chinese characters) for discussion at the annual general shareholders’ meeting.

Financial Statements

For a period of at least 10 days before our annual ordinary shareholders’ meeting, we must make available our annual financial statements at our principal offices in Hsinchu, Taiwan, and our share registrar in Taipei for our shareholders’ inspection.

Transfer Restrictions

Our directors, supervisors, managers and shareholders holding more than 10% of our shares are required to report any changes in their shareholding to us on a monthly basis. In addition, the number of shares that they can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by ROC law. Further, they may sell or transfer our shares on the Taiwan Stock Exchange only after reporting to the ROC FSC at least three days before the transfer, provided that such reporting is not required if the number of shares transferred does not exceed 10,000 in one business day.

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

Cross License Agreement, dated as of January 1, 2004, between United Microelectronics Corporation and Agere Systems Inc.

We entered into a five-year cross license agreement with Agere effective as of January 1, 2004, which provides for the cross license of certain processes and topography. Under this agreement, Agere has granted to UMC and UMC’s subsidiaries, nonexclusive, worldwide and non-transferable licenses for manufacturing inventions of certain semiconductive devices under Agere’s patents filed prior to January 1, 2009, and UMC has granted Agere, royalty-free, worldwide and non-transferable licenses for manufacturing inventions of certain semiconductive devices under UMC’s patents filed prior to January 1, 2009.

Cross License Agreement, dated as of December 7, 2005, between United Microelectronics Corporation and Freescale Semiconductor, Inc.

We entered into a five-year cross license agreement with Freescale effective as of December 7, 2005, which provides for the cross license of certain semiconductor manufacturing patents. Under this agreement, Freescale has granted to UMC and UMC’s subsidiaries, nonexclusive, worldwide, non-transferable licenses, without the right to grant sublicenses (except to sublicense subsidiaries), for manufacturing inventions of certain semiconductive devices under Freescale’s patents filed prior to December 31, 2010, and UMC has granted Freescale, royalty-free, worldwide, non-transferable licenses, without the right to grant sublicenses (except to sublicense subsidiaries) for manufacturing inventions of certain semiconductive devices under UMC’s patents filed prior to December 31,2010. UMC also agreed to pay Freescale certain royalty fees under this agreement.

Cross License Agreement, dated as of January 1, 2006, between United Microelectronics Corporation and International Business Machine Corporation.

We entered into a five-year cross license agreement with IBM effective as of January 1, 2006, which provides for the cross license of certain semiconductor patents including process, topography and design. Under this agreement, IBM has granted to UMC and UMC’s subsidiaries, nonexclusive, non-transferable licenses, without the right to grant sublicenses, for making UMC’s and UMC’s subsidiaries’ licensed products in ROC, Japan and Singapore and selling, leasing, licensing, using and/or transferring UMC’s and UMC’s subsidiaries’ licensed products worldwide under IBM’s patents filed prior to January 1, 2011. UMC has granted IBM, royalty-free, worldwide, non-transferable licenses, without the right to grant sublicenses, for making, selling, leasing, licensing, using and/or transferring IBM’s licensed products under UMC’s patents filed prior to January 1, 2011.

Guarantee Agreement

We entered into a guarantee agreement with IBJ Leasing Co., Ltd., or IBJ Leasing on November 24, 2005 to guarantee the certain obligations of UMCJ under a lease agreement between UMCJ and IBJ Leasing. The value of the guarantee as of December 31, 2005 was NT$2,932 million (US$89 million).

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

Capital remitted into Taiwan under the foreign investment guidelines may be repatriated at any time without the approval of the ROC FSC. Capital gains and income on investments may also be repatriated at any time.

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

Each FIDI who wishes to invest directly in the ROC securities market is also required to register with the Taiwan Stock Exchange and obtain an investment identification number. Any non-resident FIDI who invests in the ROC securities market is subject to the limitations on investment amount as jointly determined by the ROC FSC and CBC.

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

Depositary Receipts

In April 1992, the ROC SFB (the predecessor of the ROC FSC) began allowing ROC companies listed on the Taiwan Stock Exchange to sponsor the issuance and sale of depositary receipts evidencing depositary shares. Approvals for these issuances are still required. In December 1994, the Ministry of Finance began allowing companies whose shares are traded on the GreTai Securities Market to sponsor the issuance and sale of depositary receipts evidencing depositary shares. On October 24, 2002, the ROC SFB began allowing public companies that are not listed on the Taiwan Stock Exchange or the GreTai Securities Market to sponsor the issuance and sale of depositary receipts by way of private placements outside the ROC.

A holder of depositary shares wishing to withdraw common shares underlying depositary shares is required to appoint a local agent or representative with qualifications set forth by the ROC FSC to, among other things, open a securities trading account with a local brokerage firm, pay ROC taxes, remit funds, and exercise shareholders’ right. In addition, the withdrawing holder is also required to appoint a custodian bank with qualifications set forth by the Ministry of Finance to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information. Without making this appointment and the opening of accounts, the withdrawing holder would be unable to subsequently sell the common shares withdrawn from a depositary receipt facility on either the Taiwan Stock Exchange or the GreTai Securities Market.

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

No deposits of shares may be made in a depositary receipt facility and no depositary receipts may be issued against deposits without specific ROC FSC approval, unless they are:

(1)	stock dividends;

(2)	free distributions of common shares;

(3)	due to the exercise by a holder of his or her preemptive rights in the event of capital increases for cash; or

(4)	permitted under the deposit agreement and the custody agreement, due to the direct purchase of shares or purchase through the depositary in the domestic market or the surrender of shares withdrawn by and under the possession of investors and then delivery of such shares to the custodian for deposit in the depositary receipt facility, provided that the total number of depositary receipts outstanding after an issuance cannot exceed the number of issued depositary shares previously approved by the ROC FSC in connection with the offering plus any depositary shares issued pursuant to the events described in (1), (2) and (3) above. These issuances may only be made to the extent previously issued depositary shares have been withdrawn.

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

E. ROC Tax Considerations

The following summarizes the principal ROC tax consequences of owning and disposing of the ADSs or shares to a holder of ADSs or shares that is not a resident of the ROC. An individual holder will be considered as not a resident of the ROC for the purposes of this section if he or she is not physically present in Taiwan for 183 days or more during any calendar year, except if the individual holder has both ROC and non-ROC nationalities and has a registered address in the ROC. An entity holder will be considered as not a resident of the ROC if it is organized under the laws of a jurisdiction other than Taiwan and has no fixed place of business or other permanent establishment or business agent in the ROC. Prospective purchasers of ADSs or shares should consult their own tax advisors concerning the tax consequences of owning ADSs or shares in the ROC and any other relevant taxing jurisdiction to which they are subject.

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

Capital Gains

Under current ROC law, gains realized on ROC securities transactions are primarily exempt from income tax. However, subject to the AMT Act, gains realized from various securities transactions by an ROC-resident entity and from some securities transactions by an ROC-resident individual, such as securities not listed on the Taiwan Stock Exchange or the GreTai Securities Market, shall be calculated as taxable income for the purpose of the AMT and may further be subject to income tax. In addition, transfers of ADSs by non-resident holders are not regarded as sales of ROC securities and, as a result, any gains derived therefrom are currently not subject to ROC income tax.

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

Tax Treaties

As of January 31, 2006, Taiwan has income tax treaties with Indonesia, Singapore, Australia, New Zealand, Gambia, Swaziland, Malaysia, Vietnam, Macedonia, the Netherlands, South Africa, the United Kingdom, Senegal, Sweden, Belgium and Denmark. It is unclear whether a non-ROC holder will be considered to own shares for the purposes of such treaties. Accordingly, a holder of ADSs who is otherwise entitled to the benefit of a treaty should consult its own tax advisors concerning eligibility for benefits under the treaty with respect to the ADSs.

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

U.S. Federal Income Tax Considerations For U.S. Persons

The following is a summary of the material U.S. federal income tax consequences for beneficial owners of our shares or ADSs, that hold the shares or ADSs as capital assets and that are U.S. holders that are not citizens of the ROC, do not have a permanent establishment in the ROC and are not physically present in the ROC for 183 days or more within a calendar year. You are a U.S. holder if you are, for U.S. federal income tax purposes, any of the following:

•	An individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and one or more U.S. persons have authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with their terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution or an insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a real estate investment trust;

•	a person liable for alternative minimum tax;

•	a person holding shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person owning, actually or constructively, 10% or more of our voting stock; or

•	a U.S. holder whose “functional currency” is not the United States dollar.

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

In general, for U.S. federal income tax purposes, a U.S. person who is the beneficial owner of an ADS will be treated as the owner of the shares underlying its ADS. Accordingly, deposits or withdrawals of shares by U.S. holders for ADSs generally will not be subject to U.S. federal income tax. However, the U.S. Treasury has expressed concerns that parties involved in transactions in which ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of ROC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below could be affected by actions taken by parties to whom the ADSs are released.

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

With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation in taxable years beginning prior to January 1, 2011 may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Subject to certain limitations under the Code, you may be entitled to a credit or deduction against your U.S. federal income taxes for the net amount of any ROC taxes that are withheld from dividend distributions made to you. The election to receive a credit or deduction must be made annually, and applies to all foreign taxes for the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to shares or ADS will generally be considered passive income from sources outside the U.S. Furthermore, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs if you (1) have held shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or (2) are obligated to make payments related to the dividends. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution you receive exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the shares or ADSs and thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares or ADSs. The balance in excess of adjusted basis, if any, will be taxable to you as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

It is possible that pro rata distributions of shares or ADSs to all shareholders may be made in a manner that is not subject to U.S. federal income tax. In the event that such distributions are tax-free, the basis of any new shares or ADSs so received will generally be determined by allocating the U.S. holder’s basis in the old shares or ADSs between the old shares or ADSs and the new shares or ADSs, based on their relative fair market values on the date of distribution. For U.S. tax purposes, any such tax-free share or ADS distribution and any distributions in excess of current and accumulated earnings and profits generally would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any ROC withholding tax imposed on such distributions unless you can use the credit against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes. You should consult your own tax advisors regarding all aspects of the foreign tax credit.

Taxation of Capital Gains

Except as discussed below with respect to the passive foreign investment company rules, when you sell or otherwise dispose of your shares or ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares or ADSs and your basis in the shares or ADSs, determined in U.S. dollars. If you are an individual, and the shares or ADSs being sold or otherwise disposed of are capital assets that you have held for more than one year, your gain recognized will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as U.S. source gain or loss.

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

Passive Foreign Investment Company

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we are currently (or that we were in 2005) a passive foreign investment company (“PFIC”) and we do not expect to become one in the future, although there can be no assurance in this regard.

In general, a company is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, which generally includes income derived from certain dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business or not derived from a related person), annuities or property transactions; or

•	at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.

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

If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, a U.S. holder, in lieu of being subject to the PFIC rules discussed above, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under this method, any difference between the stock’s fair market value and its adjusted basis at the end of the year is accounted for by either an inclusion in income or a deduction from income, as described below. Under current U.S. Treasury Department guidance, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. You should also note that it is intended that only the ADSs and not the shares will be listed on the NYSE. Our shares are listed on the Taiwan Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the shares will be “regularly traded” for purposes of the mark-to-market election.

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

Your adjusted tax basis in PFIC shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, a U.S. holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

U.S. holders who are individuals will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors concerning the U.S. federal income tax consequences of holding shares or ADSs if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of the shares or ADSs and to the proceeds from the sale, exchange or redemption of your shares or ADSs that are paid to you within the United States (and in some cases, outside of the United States). Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make the necessary certifications of other exempt status, you may be subject to backup withholding.

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

The ROC also imposes a gift tax on the donation of any property located within the ROC. Under present law, a U.S. tax credit for foreign gift taxes (such as those imposed by the ROC) is not available.

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

We use financial instruments, including variable rate debt and swaps and forward contracts, to manage risks associated with our interest rate and foreign currency exposures through a controlled program of risk management in accordance with established policies. These policies are reviewed and approved by our board of directors. Our treasury operations are subject to internal audit on a regular basis. We do not hold or issue derivative financial instruments for speculatively purposes.

Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$417 million as of December 31, 2005. As of the same date, we also had Japanese Yen-denominated accounts receivable of ¥6,905 million attributable to our Japanese operations. We had U.S. dollar- and Japanese Yen-denominated accounts payables of US$135 million and ¥8,096 million.

As of December 31, 2005, we had U.S. dollar-, Japanese Yen-, NT dollar-, SG dollar- and Euro-denominated checking and savings accounts of US$29,108 million, ¥2,334 million, NT$427 million, SGD$6 million and €1 million, respectively. We also had time deposits denominated in U.S. dollars, Japanese Yen, NT dollars and Euros of US$138 million, ¥31,511 million, NT$79,094 million and €4 million, respectively.

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

The following table provides information as of December 31, 2005 on our market risk sensitive financial instruments.

	As of December 31, 2005
	Book Value	Fair Value
	(in NT$ millions)
Interest Rate Swaps: Non-Trading Purpose	$(96)	$(730)
Credit-linked Deposits and Repackage Bonds: Trading Purpose	$1,117	$1,126

Time Deposit: Non-Trading Purpose	$91,976	$91,976
Unsecured Short-term Loans: Non-Trading Purpose	$70	$70
Secured Short-term Loans: Non-Trading Purpose	$6,066	$6,066
Bonds: Non-Trading Purpose	$51,942	$52,518
Forward Contracts: Non-Trading Purpose	—	—

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We use interest rate swaps from time to time to modify our exposure to interest rate movements and reduce borrowing costs. Interest rate swaps limit the risks of fluctuating interest rates by allowing us to convert a portion of the interest on our borrowings from a variable rate to a fixed rate. As of December 31, 2005 and 2004, we had the following interest rate swaps in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
As of December 31, 2005
NT$ 7,500 millions	May 21, 2003 to June 24, 2008	4.0% minus USD 12-month LIBOR	1.52%
NT$ 7,500 millions	May 21, 2003 to June 24, 2010	4.3% minus USD 12-month LIBOR	1.48%
As of December 31, 2004
NT$ 7,500 millions	May 21, 2003 to June 24, 2008	4.0% minus USD 12-month LIBOR	1.52%
NT$ 7,500 millions	May 21, 2003 to June 24, 2010	4.3% minus USD 12-month LIBOR	1.48%

We also held several credit-linked deposits and repackage bonds with a carrying value of approximately NT$1,117 million (US$34 million) as of December 31, 2005. Although the credit-linked deposits and repackage bonds are exposed to interest rate risk, they are primarily impacted by credit risk as the repayment in full, including any accrued interest, of these deposits is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, we may receive none or less than the full repayment of these deposits and any repayment received may be delayed due to the occurrence of certain events. The underlying reference entities are summarized as follows:

Reference Entities	Principal Amount in Original Currency		Due Date
Siliconware Precision Industries Co., Ltd., European Convertible Bonds and Loans	NT$	400 million	February 5, 2007
Siliconware Precision Industries Co., Ltd., European Convertible Bonds and Loans	NT$	200 million	February 5, 2007
UMC Japan, European Convertible Bonds	JPY¥	640 million	March 28, 2007
Advanced Semiconductor Engineering Inc., European Convertible Bonds and Loans	NT$	200 million	September 25, 2007
UMC Japan, European Convertible Bonds	JPY¥	500 million	March 29, 2007

The tables below provide information as of December 31, 2005 and 2004 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

Expected Maturity Dates

As of December 31, 2005

	2006	2007	2008	2009	2010 and thereafter	Total	Fair Value
	(in millions, except percentages)
Time Deposit:
Fixed Rate (US$)	138	—	—	—	—	138	138
Average Interest Rate	4.32%	—	—	—	—	4.32%	4.32%
Fixed Rate (JP¥)	31,511	—	—	—	—	31,511	31,511
Average Interest Rate	0.001%-0.1%	—	—	—	—	0.001%-0.1%	0.001%-0.1%
Fixed Rate (NT$)	79,094	—	—	—	—	79,094	79,094
Average Interest Rate	1.3% (UMC)	—	—	—	—	1.3% (UMC)	1.3% (UMC)
Fixed Rate (€)	4	—	—	—	—	4	4
Average Interest Rate	2.23%	—	—	—	—	2.23%	2.23%
Unsecured Short-term Loans:
Variable Rate (US$)
Average Interest Rate
Variable Rate (JP¥)	177	—	—	—	—	177	177
Average Interest Rate	4.875%	—	—	—	—	4.875%	4.875%
Variable Rate (NT$)	20	—	—	—	—	20	20
Average Interest Rate	1.5%-1.85%	—	—	—	—	1.5%-1.85%	1.5%-1.85%

Secured Short-term Loans:
Variable Rate (JP¥)	236	—	—	—	—	236	236
Average Interest Rate	4.670%	—	—	—	—	4.670%	4.670%
Variable Rate (NT$)	6,000	—	—	—	—	6,000	6,000
Average Interest Rate	1.65%	—	—	—	—	1.65%	1.65%

Bonds:
Unsecured (NT$)	10,250	2,250	3,000		—	15,500	15,836
Fixed Rate	3.4896% -5.2850%	5.2170% -5.2850%	5.2170% -5.2850%		—	3.4896% -5.285%	3.4896% -5.285%
Unsecured (NT$)	—	—	7,500		7,500	15,000	14,671
Variable Rate	—	—	0% - 4%		0% - 4%	0% - 4%	0% - 4%
Unsecured Convertible (US$) (1)	—	—	381		—	381	393
Fixed Rate	—	—	0%		—	0%	0%
Unsecured Exchangeable (US$) (1)	—	98		—	—	98	109
Fixed Rate	—	0%		—	—	0%	0%
Unsecured Convertible (JP¥) (1)	—	9,350		—	21,500	30,850	29,722
Fixed rate	—	0%		—	0%	0%	0%
Interest Rate Derivatives
Interest Rate Swaps:
Variable to Fixed (denomination)	NT$7,500 millions	NT$7,500 millions	NT$7,500 millions	—	—	NT$7,500 millions	NT$306 million
Average pay rate	1.52%	1.52%	1.52%	—	—	1.52%	1.52%
Average receive rate	4.0% minus USD 12-month LIBOR	4.0% minus USD 12-month LIBOR	4.0% minus USD 12-month LIBOR	—	—	4.0% minus USD 12-month LIBOR	4.0% minus USD 12-month LIBOR
Variable to Fixed (denomination)	NT$7,500 millions	NT$7,500 millions	NT$7,500 millions	NT$7,500 millions	NT$7,500 millions	NT$7,500 millions	NT$424 million
Average pay rate	1.48%	1.48%	1.48%	1.48%	1.48%	1.48%	1.48%
Average receive rate	4.3% minus USD 12-month LIBOR	4.3% minus USD 12-month LIBOR	4.3% minus USD 12-month LIBOR	4.3% minus USD 12-month LIBOR	4.3% minus USD 12-month LIBOR	4.3% minus USD 12-month LIBOR	4.3% minus USD 12-month LIBOR

(1)	Assuming the convertible bonds and exchangeable bonds are both paid off upon maturity.

Expected Maturity Dates

As of December 31, 2004

	2005	2006	2007	2008	2009 and thereafter	Total	Fair Value
	(in millions, except percentages)
Time Deposit:
Fixed Rate (US$)	48	—	—	—	—	48	48
Average Interest Rate	0.85-2.30%	—	—	—	—	0.85-2.30%	0.85-2.30%
Fixed Rate (JP¥)	42,929	—	—	—	—	42,929	42,929
Average Interest Rate	0.04-0.05%	—	—	—	—	0.04-0.05%	0.04-0.05%
Fixed Rate (NT$)	71,300	—	—	—	—	71,300	71,300
Average Interest Rate	0.85-1.40%	—	—	—	—	0.85-1.40%	0.85-1.40%
Fixed Rate (€)	6	—	—	—	—	6	6
Average Interest Rate	2.00%	—	—	—	—	2.00%	2.00%
Unsecured Short-term Loans:
Variable Rate (US$)	91	—	—	—	—	91	91
Average Interest Rate	2.69-2.89%	—	—	—	—	2.69-2.89%	2.69-2.89%
Variable Rate (JP¥)	24	—	—	—	—	24	24
Average Interest Rate	0.86%	—	—	—	—	0.86%	0.86%
Variable Rate (NT$)	70	—	—	—	—	70	70
Average Interest Rate	1.65-1.7%	—	—	—	—	1.65-1.7%	1.65-1.7%
Bonds:
Unsecured (NT$)	2,250	10,250	2,250	10,500	7,500	32,750	33,954
Fixed Rate	5.1195-5.185%	3.4896-5.285%	5.217-5.285%	1.52-5.285%	1.48%	1.48%-1.5285%	1.48%-0.5285%
Unsecured Exchangeable (US$) (1)	—	—	98	—	—	98	110
Fixed Rate	—	—	0%	—	—	0%	0%
Unsecured Convertible(JP¥)	—	—	8,630	—	21,500	30,130	28,235
Fixed rate	—	—	0%	—	0%	0%	0%
Secured (NT$)	570	—	—	—	—	570	570
Fixed Rate	5.6%	—	—	—	—	5.6%	5.6%
Secured Long-term Loans:
Variable Rate (US$)	171	171	171	87	—	600	600
Average Interest Rate	2.20-3.55%	2.20-3.55%	2.20-3.55%	2.20-3.55%	—	2.20-3.55%	2.20-3.55%

Unsecured Long-term Loans:
Variable Rate (JP¥)	—	7,500	7,500	—	—	15,000	15,000
Average Interest Rate	—	0.81-0.86%	0.81-0.86%	—	—	0.81-0.86%	0.81-0.86%
Interest Rate Derivatives
Interest Rate Swaps:
Variable to Fixed (denomination)	NT$7,500 millions	NT$7,500 millions	NT$7,500 millions	NT$7,500 millions	—	NT$7,500 millions	(NT$192 million)
Average pay rate	1.52%	1.52%	1.52%	1.52%	—	1.52%	1.52%
Average receive rate	4.0% minus USD 12-month LIBOR	4.0% minus USD 12-month LIBOR	4.0% minus USD 12-month LIBOR	4.0% minus USD 12-month LIBOR	—	4.0% minus USD 12-month LIBOR	4.0% minus USD 12-month LIBOR
Variable to Fixed (denomination)	NT$7,500 millions	NT$7,500 millions	NT$7,500 millions	NT$7,500 millions	NT$7,500 millions	NT$7,500 millions	(NT$223 million)
Average pay rate	1.48%	1.48%	1.48%	1.48%	1.48%	1.48%	1.48%
Average receive rate	4.3% minus USD 12-month LIBOR	4.3% minus USD 12-month LIBOR	4.3% minus USD 12-month LIBOR	4.3% minus USD 12-month LIBOR	4.3% minus USD 12-month LIBOR	4.3% minus USD 12-month LIBOR	4.3% minus USD 12-month LIBOR

(1)	Assuming the convertible bonds and exchangeable bonds are both paid off upon maturity.

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

As of December 31, 2005 and 2004, we had outstanding foreign currency forward contracts in the amount of nil and US$87 million, respectively.

Except for the market risk mentioned above, we believe that we didn’t have any other material market risk as of December 31, 2005.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of 2003, 2004 or 2005.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

We began our full preparation process in 2005 in anticipation of our becoming subject to the requirements of Section 404 of the Act, and in connection with such preparation process, we have begun the process of documenting, testing and evaluating the effectiveness of our internal control procedures under the supervision and with the participation of our management, and concluded that our internal controls procedures relating to certain aspects of reconciliation of our financial statements prepared in accordance with ROC GAAP to US GAAP contained material weaknesses and were ineffective. We have developed a plan and taken actions to strengthen our internal controls over financial reporting, including increasing our internal resources to address US GAAP matters and increasing the level of management review and oversight of our financial statement close process.

We have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2005, including an assessment of the nature and extent of the internal control deficiencies identified by our management and their impact on our disclosure controls and procedures and, where relevant, other procedures we have in place to mitigate the impact of such deficiencies on our disclosure controls and procedures. Based on that evaluation, we concluded that our disclosure controls and procedures were effective. Our management believes that none of these and other internal control deficiencies that have been identified by management have had a material effect on our financial condition or results of operations and believes that our audited financial statements included in this annual report present fairly, in all material respects, the financial condition and results of operations of the company for the financial periods covered by the statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. We will continue to improve the design and effectiveness of our disclosure controls and procedures to the extent necessary in the future to provide our senior management with timely access to such material information, and to correct any deficiencies that we may discover in the future.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors have determined that Chung-Laung Liu, Chun-Yen Chang and Paul S.C. Hsu, our newly elected directors at our 2006 annual ordinary shareholders’ meeting, qualify as audit committee financial experts and meet the independence requirement as defined in Item 16A to Form 20-F.

ITEM 16B. CODE OF ETHICS

In March, 2005, we adopted the Code of Ethics for Directors, Supervisors and Officers and the Employee Code of Conduct. The Employee Code of Conduct, which is applicable to all employees, replaced the code of ethics filed with the Securities and Exchange Commission in our 2003 annual report on Form 20-F. We have also created a separate code of ethics applicable to our directors, supervisors and officers. A copy of each of the Code of Ethics for Directors, Supervisors and Officers and the Employee Code of Conduct are displayed on our website at http://www.umc.com/english/pdf/Code_of_Ethics.pdf and http://www.umc.com/english/pdf/Code_of_Conduct.pdf, respectively.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Diwan, Ernst & Young, our principal external auditors, for the years indicated.

	For the year ended December 31,
	2004	2005
	NT$	NT$	US$
		(in thousands)
Audit Fees (1)	31,882	37,682	1,149
Audit-related Fees (2)	820	7,462	227
Tax Fees (3)	3,820	4,266	130

Total	36,522	49,410	1,506

(1)	Audit fees consist of fees associated with the annual audit, review of our quarterly financial statements and statutory audits. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include review of capitalization of retained earnings, employee stock option application, treasury share buy-back programs, certification of UMCi to Singapore authorities and internal control review.
(3)	Tax fees include fees billed for professional services rendered by Diwan, Ernst & Young, primarily in connection with our tax compliance activities.

Prior to forming an audit committee, our board of directors was responsible for the oversight of our independent accountants’ work. The policy of our board of directors is to pre-approve all audit and non-audit services provided by Diwan, Ernst & Young, including audit services, audit-related services, tax services and other services, as described above. After the Pre-approval Policies and Procedures were established by our audit committee in August 2005, all audit and non-audit services provided by Diwan, Ernst & Young were pre-approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Since March 2004, we have from time to time announced plans, which were not binding on us, to buy back our shares up to a certain amount on the Taiwan Stock Exchange. Set for below contains certain information regarding our share buy back programs in 2004, 2005 and 2006 (through May 31).

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Common Shares that May Yet be Purchased Under the Plans or Programs
March (from March 24, 2004)	—	—	—	360,000,000
April	—	—	—	360,000,000
May (to May 23, 2004)	192,067,000	27.06	192,067,000	—

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Common Shares that May Yet be Purchased Under the Plans or Programs
May (from March 16, 2005)	57,297,000	20.83	57,297,000	442,703,000
June	317,663,000	23.19	374,960,000	125,040,000
July (to July 15, 2005)	125,040,000	24.03	500,000,000	—

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Common Shares that May Yet be Purchased Under the Plans or Programs
September (from September 30, 2005)	—	—	—	250,000,000
October	248,934,000	19.20	248,934,000	1,066,000
November (to November 29, 2005)	1,066,000	17.47	250,000,000	—

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Common Shares that May Yet be Purchased Under the Plans or Programs
February (from February 16, 2006)	239,528,000	19.01	239,528,000	760,472,000
March	576,219,000	19.32	815,747,000	184,253,000
April (to April 15, 2006)	184,253,000	21.36	1,000,000,000	—

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Common Shares that May Yet be Purchased Under the Plans or Programs
May (from May 23, 2006)	30,691,000	19.88	30,691,000	369,309,000

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following is a list of the audited consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
*1.1	Articles of Incorporation of the Company as last amended on June 12, 2006 (English Translation)

2.1	Form of Amendment No. 1 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (1)

4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, ROC, the site of Fab 6A (in Chinese with English summary translation) (2)

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, ROC, the site of Fab 8AB and United Tower (in Chinese with English summary translation) (3)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, ROC, the site of Fab 8C (in Chinese with English summary translation) (4)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, ROC, the site of Fab 8D (in Chinese with English summary translation) (5)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, ROC, the site of Fab 8E (in Chinese with English summary translation) (6)

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, ROC, the site of Fab 8F (in Chinese with English summary translation) (7)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, ROC, the site of Fab 12A (in Chinese with English summary translation) (8)

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation) (9)

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors, Supervisors and Officers (10)

11.2	Employee Code of Conduct (11)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*	filed herewith.
(1)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-13796) filed with the Commission on March 2, 2006.
(2)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(3)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(4)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(5)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(6)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(7)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(8)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(9)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.
(10)	Incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the Commission on May 25, 2005.
(11)	Incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the Commission on March 26, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED MICROELECTRONICS CORPORATION

By:	/s/ Chitung Liu
Name:	Chitung Liu
Title:	Chief Financial Officer

Date: June 26, 2006

United Microelectronics Corporation and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2003, 2004 and 2005

Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2003, 2004 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for the years ended December 31, 2003, 2004 and 2005, in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China, which differ in certain respects from accounting principles generally accepted in the United States of America (see note 34 to the consolidated financial statements).

As described in Note 3 to the consolidated financial statements, effective January 1, 2005, United Microelectronics Corporation and subsidiaries adopted the R.O.C. Statement of Financial Accounting Standards No. 35, “Accounting for Asset Impairment”, adopted the R.O.C. Statement of Financial Accounting Standards No. 5 “Accounting for Long-term Equity Investment”, and adopted the amendments to the R.O.C. Statement of Financial Accounting Standards No. 7, “Consolidation of Financial Statements”.

DIWAN, ERNST & YOUNG

CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan

Republic of China

June 2, 2006

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands)

	Notes	As of December 31,
		2004	2005
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	2, 4	101,381,973	108,626,800	3,311,793
Marketable securities, net	2, 5	3,143,697	4,883,121	148,876
Notes receivable	6	2,040	193	6
Notes receivable - related parties	26	39,034	62,136	1,894
Accounts receivable, net	2, 7	11,457,911	12,181,116	371,375
Accounts receivable - related parties, net	2, 26	1,846,491	2,868,295	87,448
Other receivables	2, 26	661,623	891,058	27,166
Other financial assets, current	2, 8, 32	453,845	—	—
Inventories, net	2, 9	10,012,998	10,712,535	326,602
Prepaid expenses		327,810	694,669	21,179
Deferred income tax assets, current	2, 23	3,608,968	3,386,790	103,256
Restricted deposits	27	—	555,800	16,945

Total current assets		132,936,390	144,862,513	4,416,540

Funds and long-term investments	2, 10,13
Long-term investments accounted for under the equity method		21,395,116	16,262,856	495,819
Long-term investments accounted for under the cost method		11,538,899	13,386,903	408,137
Prepaid long-term investments		16,630	30,000	915
Less: Allowance for loss on decline in market value		(238,367)	—	—

Total funds and long-term investments		32,712,278	29,679,759	904,871

Other financial assets, noncurrent	2, 8, 32	2,562,754	1,116,806	34,049

Property, plant and equipment	2, 11, 27, 28
Land		1,320,095	1,893,522	57,730
Buildings		21,237,012	21,260,902	648,198
Machinery and equipment		358,501,761	387,009,862	11,799,081
Furniture and fixtures		2,638,541	2,804,967	85,517
Leasehold improvements		38,620	43,037	1,312

Total cost		383,736,029	413,012,290	12,591,838
Less : Accumulated depreciation		(223,457,030)	(269,508,148)	(8,216,711)
Add : Construction in progress and prepayments		31,745,156	15,609,497	475,899

Property, plant and equipment, net		192,024,155	159,113,639	4,851,026

Goodwill	2, 25	4,497,726	3,524,040	107,440
Deferred charges	2	2,864,368	2,543,950	77,559
Deferred income tax assets, noncurrent	2, 23	3,790,903	4,012,314	122,327
Other assets	2, 12, 13, 27	4,916,309	2,196,238	66,958

Total assets		376,304,883	347,049,259	10,580,770

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	14	2,986,919	6,136,336	187,083
Notes payable		189,497	—	—
Accounts payable		5,406,335	5,501,159	167,718
Income tax payable	2	241,449	277,953	8,474
Accrued expenses		9,204,536	7,932,949	241,858
Payable on equipment		8,071,379	5,315,695	162,065
Current portion of long-term interest-bearing liabilities	2, 15, 16, 27	8,261,146	10,250,000	312,500
Other current liabilities	28	2,237,086	1,545,948	47,133

Total current liabilities		36,598,347	36,960,040	1,126,831

Long-term liabilities
Bonds payable	2, 10, 15	43,018,761	41,692,159	1,271,102
Long-term loans	16, 26, 27	18,269,357	—	—
Accrued pension liabilities	2, 17	2,713,408	3,014,998	91,921
Deferred income tax liabilities, noncurrent		—	51,870	1,581
Deposits-in		19,301	18,664	569
Other long-term liabilities		582,956	691,290	21,076

Total long-term liabilities		64,603,783	45,468,981	1,386,249

Total liabilities		101,202,130	82,429,021	2,513,080

Minority interests		8,728,877	6,336,685	193,192

Capital stock	2, 18, 19, 25	177,923,859	197,983,633	6,036,086
Capital reserve	2, 19, 25	84,933,195	85,381,599	2,603,097
Retained earnings	21	42,401,701	26,572,792	810,146
Unrealized loss on long-term investments	2	(424,713)	(80,989)	(2,469)
Cumulative translation adjustment	2	(1,319,452)	(241,153)	(7,352)
Treasury stock	2, 20, 27	(37,140,714)	(51,332,329)	(1,565,010)

Total stockholders’ equity		266,373,876	258,283,553	7,874,498

Total liabilities and stockholders’ equity		376,304,883	347,049,259	10,580,770

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands, except per share data)

	Notes	For the year ended December 31,
		2003	2004	2005	2005
		NT$	NT$	NT$	US$
Net operating revenues	2, 26	95,703,732	129,190,740	100,315,982	3,058,414
Cost of goods sold	22, 26	(73,937,813)	(92,392,315)	(90,643,320)	(2,763,516)

Gross profit		21,765,919	36,798,425	9,672,662	294,898

Operating expenses	22, 26
Sales and marketing expenses		(2,170,897)	(2,775,289)	(3,738,469)	(113,978)
General and administrative expenses		(3,996,466)	(4,853,119)	(4,387,406)	(133,762)
Research and development expenses		(5,858,629)	(7,363,620)	(9,633,607)	(293,708)

		(12,025,992)	(14,992,028)	(17,759,482)	(541,448)

Operating income		9,739,927	21,806,397	(8,086,820)	(246,550)

Non-operating income
Interest revenue		1,141,264	1,040,652	1,055,138	32,169
Investment income accounted for under the equity method, net	2, 10	300,724	551,779	1,096,985	33,445
Dividend income		837,696	1,163,438	1,051,813	32,068
Gain on disposal of property, plant and equipment	2	216,992	139,951	177,397	5,408
Gain on sales of investments, net	2, 15	6,885,374	12,868,569	10,276,618	313,312
Exchange gain, net	2, 32	256,452	—	295,179	8,999
Inventory allowances	2	10,806	—	58,853	1,794
Gain on recovery of market value of inventory		—	—	837,315	25,528
Other income	2, 15	764,190	635,092	1,038,821	31,671

		10,413,498	16,399,481	15,888,119	484,394

Non-operating expenses
Interest expense	11	(1,326,155)	(1,434,823)	(1,098,854)	(33,502)
Other investment loss	2	(1,866,454)	(473,529)	(90,574)	(2,761)
Loss on disposal of property, plant and equipment	2	(170,576)	(230,609)	(218,525)	(6,662)
Exchange loss, net	2, 32	—	(928,891)	—	—
Loss on decline in market value and obsolescence of inventories	2	(1,443,565)	(1,884,466)	—	—
Financial expenses		(387,916)	(396,909)	(268,985)	(8,201)
Impairment loss	2,3,13	—	—	(369,968)	(11,279)
Other losses	2, 15	(263,054)	(1,112,082)	(148,606)	(4,531)

		(5,457,720)	(6,461,309)	(2,195,512)	(66,936)

Income before income tax and minority interests		14,695,705	31,744,569	5,605,787	170,908
Income tax expense	2, 23	(979,469)	(373,800)	(67,052)	(2,044)

Cumulative effect of changes in accounting principles (the net amount after deducted tax expense $0)	3	—	—	(112,898)	(3,442)

Minority interests		304,021	472,612	1,600,855	48,806

Net income		14,020,257	31,843,381	7,026,692	214,228

Earnings per share - basic (in dollars)	2, 24	0.76	1.70	0.38

Shares used in per share calculation - basic		18,549,304	18,753,969	18,410,922

Earnings per share - diluted (in dollars)	2, 24	0.74	1.67	0.38

Shares used in per share calculation - diluted		18,974,284	19,053,136	18,691,701

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Continued)

(Expressed in thousands)

	Capital Stock		Capital Reserve	Retained Earnings			Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Minority Interest	Total
	Common Stock	Shares		Special Reserve	Legal Reserve	Unappropriated Earnings
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2003	154,748,456	15,474,845	81,875,491	631,982	10,686,225	8,685,847	(1,349,248)	728,851	(38,583,119)	16,023,886	233,448,371
Appropriation of 2002 retained earnings
Legal reserve	—	—	—	—	724,250	(724,250)	—	—	—	—	—
Special reserve	—	—	—	715,012	—	(715,012)	—	—	—	—	—
Stock dividends	6,079,252	607,926	—	—	—	(6,079,252)	—	—	—	—	—
Directors’ and supervisors’ remuneration	—	—	—	—	—	(5,650)	—	—	—	—	(5,650)
Employees’ bonus	579,727	57,973	—	—	—	(579,727)	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	(2,056,064)	—	(2,056,064)
Treasury stock transferred to employees	—	—	—	—	—	(565,716)	—	—	3,773,306	—	3,207,590
Net income in 2003	—	—	—	—	—	14,020,257	—	—	—	(304,021)	13,716,236
Transfer of capital reserve arising from gain on disposal of property, plant and equipment of investees to retained earnings	—	—	(325)	—	—	325	—	—	—	—	—
Adjustment of capital reserve accounted for under the equity method	—	—	(1,800,982)	—	—	—	—	—	—	—	(1,800,982)
Changes in unrealized loss on long-term investments of investees	—	—	—	—	—	—	1,258,384	—	—	—	1,258,384
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	185,026	—	—	185,026
Changes in minority interest	—	—	—	—	—	—	—	—	—	(641,841)	(641,841)

Balance as of December 31, 2003	161,407,435	16,140,744	80,074,184	1,346,994	11,410,475	14,036,822	(90,864)	913,877	(36,865,877)	15,078,024	247,311,070

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Continued)

(Expressed in thousands)

	Capital Stock			Capital Reserve	Retained Earnings			Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Minority Interest	Total
	Common Stock	Shares	Capital Collected in Advance		Special Reserve	Legal Reserve	Unappropriated Earnings
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2004	161,407,435	16,140,744	—	80,074,184	1,346,994	11,410,475	14,036,822	(90,864)	913,877	(36,865,877)	15,078,024	247,311,070
Appropriation of 2003 retained earnings
Legal reserve	—	—	—	—	—	1,402,026	(1,402,026)	—	—	—	—	—
Special reserve	—	—	—	—	(1,256,123)	—	1,256,123	—	—	—	—	—
Stock dividends	12,224,284	1,222,428	—	—	—	—	(12,224,284)	—	—	—	—	—
Directors’ and supervisors’ remuneration	—	—	—	—	—	—	(12,618)	—	—	—	—	(12,618)
Employees’ bonus	1,111,273	111,127	—	—	—	—	(1,111,273)	—	—	—	—	—
Transfer of capital reserve to common stock	661,298	66,130	—	(661,298)	—	—	—	—	—	—	—	—
Stock issued for merger	3,571,429	357,143	—	6,100,571	—	—	—	—	—	—	—	9,672,000
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	(5,198,020)	—	(5,198,020)
Cancellation of treasury stock	(1,497,280)	(149,728)	—	(538,107)	—	—	(2,887,796)	—	—	4,923,183	—	—
Exercise of employees’ stock options	441,380	44,138	4,040	342,973	—	—	—	—	—	—	—	788,393
Net income in 2004	—	—	—	—	—	—	31,843,381	—	—	—	(472,612)	31,370,769
Adjustment of capital reserve accounted for under the equity method	—	—	—	(385,128)	—	—	—	—	—	—	—	(385,128)
Changes in unrealized loss on long-term investments of investees	—	—	—	—	—	—	—	(333,849)	—	—	—	(333,849)
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	—	(2,233,329)	—	—	(2,233,329)
Changes in minority interest	—	—	—	—	—	—	—	—	—	—	(5,876,535)	(5,876,535)

Balance as of December 31, 2004 (in NT$)	177,919,819	17,791,982	4,040	84,933,195	90,871	12,812,501	29,498,329	(424,713)	(1,319,452)	(37,140,714)	8,728,877	275,102,753

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Continued)

(Expressed in thousands)

	Capital Stock			Capital Reserve	Retained Earnings			Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Minority Interest	Total
	Common Stock	Shares	Capital Collected in Advance		Special Reserve	Legal Reserve	Unappropriated Earnings
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2005	177,919,819	17,791,982	4,040	84,933,195	90,871	12,812,501	29,498,329	(424,713)	(1,319,452)	(37,140,714)	8,728,877	275,102,753
Appropriation of 2004 retained earnings
Legal reserve	—	—	—	—	—	3,184,338	(3,184,338)	—	—	—	—	—
Special reserve	—	—	—	—	1,653,300	—	(1,653,300)	—	—	—	—	—
Cash dividends	—	—	—	—	—	—	(1,758,736)	—	—	—	—	(1,758,736)
Stock dividends	17,587,364	1,758,736	—	—	—	—	(17,587,364)	—	—	—	—	—
Directors’ and supervisors’ remuneration	—	—	—	—	—	—	(27,006)	—	—	—	—	(27,006)
Employees’ bonus	1,972,855	197,286	—	—	—	—	(1,972,855)	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	(16,378,692)	—	(16,378,692)
Cancellation of treasury stock	(491,140)	(49,114)	—	(177,419)	—	—	(1,509,640)	—	—	2,178,199	—	—
Net income in 2005	—	—	—	—	—	—	7,026,692	—	—	—	(1,600,855)	5,425,837
Adjustment of capital reserve accounted for under the equity method	—	—	—	(28,491)	—	—	—	—	—	—	—	(28,491)
Changes in unrealized loss on long-term investments of investees	—	—	—	—	—	—	—	343,724	—	—	—	343,724
Exercise of employees’ stock options	954,095	95,409	36,600	654,314	—	—	—	—	—	—	—	1,645,009
Common stock transferred from capital collected in advance	4,040	404	(4,040)	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	—	1,078,299	—	—	1,078,299
Changes in minority interest	—	—	—	—	—	—	—	—	—	8,878	(791,337)	(782,459)

Balance as of December 31, 2005 (in NT$)	197,947,033	19,794,703	36,600	85,381,599	1,744,171	15,996,839	8,831,782	(80,989)	(241,153)	(51,332,329)	6,336,685	264,620,238

Balance as of December 31, 2005 (in US$)	6,034,970		1,116	2,603,097	53,176	487,708	269,262	(2,469)	(7,352)	(1,565,010)	193,192	8,067,690

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands)

	2003	2004	2005
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Consolidated net income	14,020,257	31,843,381	7,026,692	214,228
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interests	(304,021)	(472,612)	(1,600,855)	(48,807)
Depreciation	39,233,479	45,589,891	51,366,170	1,566,042
Amortization	1,629,854	1,582,524	3,278,290	99,948
Loss (recovery) on decline in market value of marketable securities	(10,806)	58,853	(58,853)	(1,794)
Bad debt expenses (Reversal)	80,249	103,259	(149,407)	(4,555)
Inventory allowances	1,443,565	1,884,466	(837,315)	(25,528)
Investment income accounted for under the equity method	(300,724)	(551,779)	(984,087)	(30,003)
Cash dividends received under the equity method	273,762	564,897	870,694	26,546
Irrevocable long-term investments loss	1,866,454	414,676	90,574	2,761
Write-off of deferred charges	—	269,325	—	—
Gain on sales of investments	(6,885,374)	(12,868,569)	(10,276,618)	(313,312)
Loss (gain) on disposal of property, plant and equipment	(23,832)	90,658	41,128	1,254
Transfer of property, plant and equipment to losses and expenses	—	6,351	9,370	286
Loss (gain) on reacquisition of bonds	(145,019)	59	(133,042)	(4,056)
Amortization of bond premiums	(19,386)	(10,050)	(9,569)	(292)
Exchange loss (gain) on long-term liabilities	(519,544)	(356,521)	77,021	2,348
Amortization of deferred income	—	—	(89,762)	(2,737)
Impairment loss	—	—	369,968	11,280
Effect from subsidiaries over which significant control is no longer held	—	—	(264,467)	(8,063)
Changes in assets and liabilities:
Notes receivable and accounts receivable	(6,944,608)	1,046,162	(1,668,590)	(50,872)
Other receivables	2,719,915	66,939	(243,280)	(7,417)
Inventories	(1,331,056)	(2,832,846)	17,184	524
Prepaid expenses	124,294	836,340	(343,017)	(10,458)
Other financial assets	—	54,374	169,931	5,181
Deferred income tax assets	853,864	280,824	54,604	1,665
Other current assets	(139)	1,268,347	(14,612)	(445)
Notes payable	(245)	35,605	(167,875)	(5,118)
Accounts payable	1,971,892	2,504,155	(333,824)	(10,178)
Income tax payable	(64,417)	(182,728)	34,104	1,040
Accrued expenses	1,162,050	3,812,541	(691,806)	(21,092)
Other payables	—	—	14,366	438
Other current liabilities	352,182	316,746	(732,210)	(22,323)
Compensation interest payable	67,938	(126,111)	—	—
Accrued pension liabilities	299,270	435,909	301,796	9,201
Capacity deposits	74,820	(1,725,822)	(193,249)	(5,892)
Other liabilities	313	(1,314)	242,200	7,384

Net cash provided by operating activities	49,624,987	73,937,930	45,171,654	1,377,184

Cash flows from investing activities:
Increase in marketable securities, net	723,834	(569,735)	(1,570,131)	(47,870)
Decrease in other financial assets, net	2,665,117	1,503,980	2,368,312	72,205
Acquisition of long-term investments	(9,849,367)	(5,560,766)	(4,152,778)	(126,609)
Proceeds from sales of long-term investments	11,041,934	8,254,496	16,684,314	508,668
Proceeds from capital reduction settlement of long-term investments	—	—	50,725	1,546
Cash proceeds from merger	—	70,383	—	—
Acquisition of minority interests	(4,168,706)	(6,814,323)	—	—
Acquisition of property, plant and equipment	(24,819,683)	(81,110,208)	(22,162,708)	(675,692)
Proceeds from disposal of property, plant and equipment	840,760	718,470	3,084,714	94,046
Increase in deferred charges	(675,460)	(978,741)	(1,377,043)	(41,983)
Decrease (increase) in other assets, net	127,139	1,354,137	(538,296)	(16,411)

Net cash used in investing activities	(24,114,432)	(83,132,307)	(7,612,891)	(232,100)

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Expressed in thousands)

	2003	2004	2005
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase in short-term loans, net	615,040	655,873	499,929	15,242
Proceeds from long-term loans	680,400	23,075,700	—	—
Repayment of long-term loans	(14,269,647)	(9,366,412)	(20,382,214)	(621,409)
Issuance of bonds	29,095,410	—	12,478,603	380,445
Redemption of bonds	(2,209,104)	(16,336,953)	(2,820,004)	(85,976)
Reacquisition of bonds	(2,156,908)	(41,392)	(2,662,226)	(81,166)
Remuneration paid to directors and supervisors	(5,650)	(12,618)	(27,006)	(823)
Increase (decrease) in deposits-in, net	5,147	5,513	(204,474)	(6,234)
Cash dividends	—	—	(1,758,736)	(53,620)
Purchase of treasury stock	(2,262,897)	(5,758,968)	(16,378,692)	(499,350)
Exercise of employees’ stock options	42,934	788,393	1,642,008	50,061
Capital deduction	3,207,590	—	(3,899)	(119)
Proceeds from minority shareholders on stock issuance of subsidiaries	4,838,835	158,608	24,725	754

Net cash used in financing activities	17,581,150	(6,832,256)	(29,591,986)	(902,195)

Effect of exchange rate changes on cash and cash equivalents	777,620	(1,363,167)	(1,536,358)	(46,840)

Effect of subsidiaries merged in	—	—	814,408	24,830
Net increase (decrease) in cash and cash equivalents	43,869,325	(17,389,800)	7,244,827	220,879
Cash and cash equivalents at beginning of year	74,902,448	118,771,773	101,381,973	3,090,914

Cash and cash equivalents at end of year	118,771,773	101,381,973	108,626,800	3,311,793

Supplemental disclosures of cash flow information:
Cash paid for interest	1,581,736	1,974,367	1,379,098	42,046

Cash paid for (received from) income tax return	94,841	296,820	(129,057)	(3,935)

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	23,401,654	81,726,103	19,407,024	591,677
Add: Payable at beginning of year	8,788,838	7,370,809	8,071,379	246,079
Payable transferred from the merger	—	84,675	—	—
Less: Payable at end of year	(7,370,809)	(8,071,379)	(5,315,695)	(162,064)

Cash paid for acquiring property, plant and equipment	24,819,683	81,110,208	22,162,708	675,692

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	194,304	11,614,141	—	—
Book value of reference shares delivered for exchange	(75,505)	(3,898,638)	—	—
Elimination of related balance sheet accounts	4,348	90,983	—	—

Recognition of gain on sales of investments	123,147	7,806,486	—	—

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	History and Organization

United Microelectronics Corporation (the Company) was incorporated in May 1980 and commenced operations in April 1982. The Company is a full service semiconductor wafer foundry, and provides a variety of services to satisfy individual customer’s needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depository Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

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

Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCi had transferred its businesses, operations, and assets to its newly incorporated Singapore branch (“the Branch”) since April 1, 2005.

2.	Summary of Significant Accounting Policies

The financial statements were prepared in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (ROC).

Summary of significant accounting policies is as follows:

General Descriptions of Reporting Entities

Investees in which the Company, directly or indirectly, holds more than 50% of voting rights or de facto control, are consolidated into the Company’s financial statements in accordance with the amendments to the ROC Statements of Financial Accounting Standards (SFAS) No.7 “Consolidation of Financial Statements” (the Company and the consolidated entities are hereinafter referred to as “the Group”.) Summary of listed subsidiaries in the consolidation report is as follows:

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

			Percentage of ownership (%)
Investor	Subsidiary	Business nature	As of December 31, 2004	As of December 31, 2005
The Company	UMC Group (USA)	IC Sales	100.00	100.00
The Company	United Microelectronics (Europe) B.V.	IC Sales	100.00	100.00
The Company	UMC Capital Corp. (UMC Capital)	Investment holding	100.00 (Note 1)	100.00
The Company	United Microelectronics Corp. (Samoa)	Investment holding	100.00 (Note 1)	100.00
The Company	TLC Capital Co., Ltd.	Investment holding		100.00
The Company	United Foundry Service, Inc.	Supervising and monitoring group projects	100.00 (Note 1)	(Note2)
The Company	UMCi Ltd.	Sales and manufacturing of integrated circuits	100.00	(Note3)
The Company	Fortune Venture Capital Corp. (Fortune)	Consulting and planning for investment in new business	99.99 (Note 1)	99.99
The Company	Hsun Chieh Investment Co., Ltd. (Hsun Chieh)	Investment holding	99.97	99.97
The Company	United Microdisplay Optronics Corp. (UMO)	Sales and manufacturing of LCOS	83.48	86.72
The Company	Silicon Integrated Systems Corp. (SiS)	Sales and manufacturing of integrated circuits	16.16 (Note 5)	16.59 (Note4)
The Company and UMO	Thintek Optronics Corp. (Thintek)	LCOS design, production and sales	49.99 (Note 5)	54.26
The Company, and Hsun Chieh	UMC Japan	Sales and manufacturing of integrated circuits	51.93	53.49
The Company, Unitruth, and Fortune	XGI Technology Inc. (XGI)	Cartography chip design and production	—	31.70 (Note 4)
Fortune	Unitruth Investment Corp.	Investment holding	—	100.00
Hsun Chieh	Unitruth Investment Corp.	Investment holding	100.00 (Note 1)	—
UMC Capital	UMC Capital (USA)	Investment holding	100.00 (Note 1)	100.00
UMC Capital	ECP VITA Ltd.	Insurance	—	100.00

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Percentage of ownership (%)
Investor	Subsidiary	Business nature	As of December 31, 2004	As of December 31, 2005
SiS	Silicon Integrated Systems Corp. (SiS-HK)	IC sales	100.00 (Note 5)	100.00 (Note 4)
SiS	Silicon Integrated Systems Corp. (SiS-USA)	IC sales	100.00 (Note 5)	100.00 (Note 4)
SiS	Investar CPU Venture Capital Fund, Inc. LDC (IVCF)	Investment holding	62.50 (Note 5)	(Note 6)
XGI	XGi Technology Inc. (Cayman)	Investment holding	100.00 (Note 5)	100.00 (Note 4)
XGI	XGI Technology Inc. (USA)	Cartography chip design and production	100.00 (Note 5)	100.00 (Note 4)

Note 1:	In 2004, the Company held above 50% of voting rights in these subsidiaries. However, in accordance to the pre-amended ROC SFAS No.7, these subsidiaries are excluded from consolidation as both of the following conditions are met: 1) total assets or operating revenue of each subsidiary do not exceed 10% of the respective totals of the Company and, 2) the totals of combined assets or operating revenue of those subsidiaries do not exceed 30% of the respective total of the Company.
Note 2:	United Foundry Service, Inc. has completed the liquidation process in April 2005.
Note 3:	Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCi had transferred its businesses, operations, and assets to the Branch since April 1, 2005.
Note 4:	In conformity to the ROC SFAS No.7, the Company had ceased to consolidate the gains and losses of the subsidiary and its investees in preparing the consolidated financial statements as of June 27, 2005, the day the Company no longer possessed control over the subsidiary.
Note 5:	As the Company held less than 50% of voting rights, the subsidiary was excluded from consolidation.
Note 6:	Based on the resolution of the board of directors’ meeting in November 2002, IVCF was to be liquidated. The liquidation process was completed during the first quarter of 2005.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Principles of Consolidation

Starting 2005, the Company’s consolidated financial statements were prepared in conformity to the ROC SFAS No.7. Investees in which the Company and subsidiaries hold more than 50% of voting rights, including those that are exercisable or convertible, are accounted for under the equity method and shall be consolidated, since the Company and subsidiaries are considered to possess control. Consolidation of an entity shall also be implemented if any of the following circumstances exists:

i.	the total amount of voting rights held in the investee exceeds 50% due to agreement with other investors

ii.	as permitted by law, or by contract agreements, the Company controls an entity’s finances, operations and personnel affairs

iii.	the Company has authority to appoint or discharge more than half members of board of directors (or equivalents), by whom the investee is controlled

iv.	the Company leads and controls more than half of the members of the board of directors (or equivalents), by whom the investee is controlled

v.	other indications of control possession

For 2004, the Company had applied the pre-amended ROC SFAS No.7, which stated that the consolidated financial statements include the accounts of the Company and certain majority-owned (above 50%) subsidiaries. If the total assets and operating revenues of a subsidiary are less than 10% of the non-consolidated total assets and operating revenues of the Company, respectively, the subsidiary’s financial statements may, at the option of the Company, not be consolidated. Irrespective of the above test, when the total combined assets or operating revenues of all such non-consolidated subsidiaries constitute up to 30% of the Company’s non-consolidated total assets or operating revenues, then each individual subsidiary with total assets or operating revenues up to 3% of the Company’s non-consolidated total assets or operating revenues has to be included in the consolidation. Such subsidiaries are included in the consolidated financial statements thereafter, unless the percentage of the combined total assets or operating revenues for all such subsidiaries becomes less than 20% of the Company’s respective non-consolidated amount.

For both the amended and pre-amended ROC SFAS No.7, the transactions between the consolidated entities were appropriately eliminated in the consolidated financial statement.

The difference between the acquisition cost and the net equity of the subsidiary is amortized over 5 years.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Transactions

Transactions denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing on the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current year’s results. However, exchange gains or losses from investments in foreign entities are recorded as a cumulative translation adjustment in stockholders’ equity.

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries are translated into New Taiwan Dollars using the spot rates as of each financial statement date for asset and liability accounts, and average exchange rates for profit and loss accounts, historical exchange rates for equity accounts, and exchange rates on dividend declaration date for dividends. The cumulative translation effects from the subsidiaries using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in stockholders’ equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. The actual results may differ from those estimates.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Marketable Securities

Marketable securities are recorded at cost at acquisition and are stated at the lower of aggregate cost or market value at the balance sheet date. Cash dividends are recognized as dividend income at the point of receipt. Costs of bond funds, equity funds, and short-term notes are identified specifically while other marketable securities are determined on the weighted-average method. The market values of listed debts, equity securities and closed-end funds are determined by the average closing price during the last month of the fiscal year. The market value for open-end funds is determined by the net asset value at the balance sheet date. The amount by which the aggregate cost exceeds the

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

market value is reported as a loss in the current year. In subsequent periods, recoveries of the market value are recognized as a gain to the extent that the market value does not exceed the original aggregate cost of the investment.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on management’s judgment and on the evaluation of collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated at the lower of aggregate cost or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value and obsolescence is provided, when necessary.

Long-term Investments

Long-term investments are recorded at acquisition cost. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of 5 years.

Investments of less than 20% of the outstanding voting rights in listed investees, where significant influence on operating decisions of the investees does not reside with the Group, are accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that are held for the purpose of long-term investment is deducted from the stockholders’ equity. The market value is determined by the average closing price during the last month of the fiscal year. Investments of less than 20% of the outstanding voting rights in unlisted investees are accounted for under the cost method. Impairment losses for the investees will be recognized if an other than temporary impairment is evident and that the book value after recognizing the losses shall be treated as the new cost basis of such investment.

Investment income or loss from investments in both listed and unlisted investees is accounted for under the equity method provided that the Group owns at least 20% of the outstanding voting shares of the investees or has significant influence on operational decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee’s net assets is amortized over 5 years.

The change in the Group’s proportionate share in the net assets of its investee resulting from its subscription to additional shares of stock, issued by such investee, at a rate not proportionate to its existing equity ownership in such investee, is recorded to the capital reserve and long-term investments account.

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

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is to be recognized as impairment loss in the current period.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly.

Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated accordingly. When property, plant and equipment are disposed, their original cost and accumulated depreciation are to be written off and the related gain or loss is classified as non-operating income or expenses. Idle assets are transferred to other assets according to the lower of net book or net realizable value, with the difference charged to non-operating expenses. The corresponding depreciation expenses provided are also classified as non-operating expenses.

Depreciation is provided on the straight-line basis using the estimated economic life of the assets less salvage value, if any. When the estimated economic life expires, property, plant and equipment, which are still in use, are depreciated over the newly estimated useful life using the salvage value. The estimated economic life of the property, plant and equipment is as follows: buildings - 3 to 50 years; machinery and equipment - 3 to 6 years; transportation equipment - 2 to 5 years; furniture and fixtures - 2 to 20 years; leased assets and leasehold improvements - the lease period, or estimated economic life, whichever is shorter.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets

Goodwill arising from the merger is amortized using the straight-line method over 15 years. As a result of the reorganization of UMCi Ltd., goodwill arising from the reorganization is amortized over 5 years. Technology know-how is stated at cost of acquisition and amortized over its estimated economic life using the straight-line method.

The Group assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and impairment loss shall be recognized accordingly. The book value after recognizing the impairment loss shall be recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: bonds issuance costs - over the life of the bonds, patent license fees - the term of contract or estimated economic life of the related technology, and software - 3 years.

The Group assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and impairment loss shall be recognized accordingly. The book value after recognizing the impairment loss shall be recorded as the new cost.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee within the Company and domestic subsidiaries. The fund is deposited under the committee’s name in the Central Trust of China and hence, not associated with the Company. Therefore the fund shall not be included in the Company’s financial statements. Pension benefits for employees of the Branch and oversea subsidiaries are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. In accordance with the Act, employees may choose to elect either the Act, by retaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees who elect the Act, the Company will make monthly contributions of no less than 6% of the employees’ monthly wages to the employees’ individual pension accounts.

The accounting for pension is computed in accordance with the ROC SFAS No.18. For the defined benefit pension, the net pension cost is calculated based on an actuarial valuation, and pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. For the defined contribution pension, the Company recognizes the pension amount as expense in the period in which the contribution becomes due.

Employee Stock Option Plan

The Group applies the intrinsic value method to recognize the difference between the market price of the stock and the exercise price of its employee stock option as compensation cost. Starting January 1, 2004, the Group also discloses pro forma net income and earnings per share under the fair value method for only these options granted since January 1, 2004.

Treasury Stock

The Group adopted the ROC SFAS No. 30, which requires that treasury stock held by the Group itself shall be accounted for under the cost method. Cost of treasury stock is shown as a deduction to stockholders’ equity, while gain or loss from selling treasury stock is treated as an adjustment to the capital reserve. The Group’s stock held by its subsidiaries is also treated as treasury stock in the Group’s account.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Capital Expenditure versus Operating Expenditure

Expenditure shall be capitalized when it is probable that future economic benefits associated with the expenditure will flow to the Group and the expenditure amount exceeds a predetermined level. Otherwise it is charged as expense when incurred.

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

According to the ROC SFAS No. 12, the Group recognized the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investments, by the flow-through method.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Asset Impairment

Pursuant to the ROC SFAS No. 35, the Group assesses indicators of impairment for all its assets, except for goodwill, within the scope of the standard at each balance sheet date. If impairment is indicated, the Group compares the carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair values less the costs to sell and the values in use.

For previously recognized losses, the Group assesses, at the balance sheet date, whether there is any indication that the impairment loss may no longer exist or may have diminished. If there is any such indication, the Group recalculates the recoverable amount of the asset. If the recoverable amount increases as a result of the increase in the estimated service potential of the assets, the Group reverses the impairment loss such that the resulting carrying amount of the asset shall not exceed the amount (net of amortization or depreciation), that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount (including goodwill) of CGU or group of CGUs is greater than its recoverable amount, there is an impairment loss. In allocating impairment losses, the portion of goodwill allocated shall be written down first. After goodwill has been written off, the remaining impairment loss, if any, is to be shared among the other assets pro rata to their carrying amount.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The write-down in goodwill cannot be reversed under any circumstances in the subsequent period.

Impairment loss (reversal) is classified as non-operating loss/ (income).

Merger

The Company merged with SiSMC and recognized the sum of the difference between the acquisition costs, which are the market price of equity stocks issued and other related costs, and the fair value of the identifiable net assets acquired as goodwill in compliance with the ROC SFAS No. 25, “Enterprise Mergers – Accounting of Purchase Method.” The fair value of identifiable net assets and goodwill deducted from the par value of the equity stocks issued and other related costs are recognized as capital reserve.

3.	ACCOUNTING CHANGE

The Company had adopted the ROC SFAS No. 35, “Accounting for Asset Impairment” to account for the impairment of its assets for its financial statements started on and after January 1, 2005. No retroactive adjustment is required under the standard. Such a change in accounting principles resulted in a NT$370 million decrease on the consolidated net income, and a decrease of NT$0.02 on the basic and diluted earnings per share for the year ended December 31, 2005.

Pursuant to the amendments of the ROC SFAS No. 5, certain income or loss of the equity investees were recognized based on the gains or losses incurred in the current period and cannot be deferred to the next year. As a result of the prospective amendment, the consolidated net income and the basic and diluted earnings per share for the year of 2005 are reduced by NT$113 million and NT$0.01, respectively.

Effective from January 1, 2005, the Company has adopted the ROC SFAS No. 7, “Consolidation of Financial Statements”. Investees are consolidated into the Group when the Company, directly or indirectly, holds more than 50% of the voting rights or de facto control of the investees. As a result of the amendment, the consolidated net income and the basic and diluted earnings per share for the year of 2005 remained unchanged.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Cash and Cash Equivalents

	As of December 31,
	2004	2005
	NT$’000	NT$’000
Cash:
Cash on hand	2,396	2,814
Checking and savings accounts	5,963,814	7,145,127
Time deposits	86,889,832	91,976,196

Subtotal	92,856,042	99,124,137
Cash equivalents:
Government bonds acquired under repurchase agreements	8,525,931	9,502,663

Total	101,381,973	108,626,800

5.	Marketable Securities, Net

	As of December 31,
	2004	2005
	NT$’000	NT$’000
Listed equity securities	1,446,302	3,664,433
Convertible bonds	1,756,248	1,218,688

Total	3,202,550	4,883,121
Less: Allowance for loss on decline in market value	(58,853)	—

Net	3,143,697	4,883,121

6.	Notes Receivable

	As of December 31,
	2004	2005
	NT$’000	NT$’000
Notes receivable	2,040	193

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Accounts Receivable, Net

	As of December 31,
	2004	2005
	NT$’000	NT$’000
Accounts receivable	12,059,560	12,969,983
Less: Allowance for sales returns and discounts	(518,277)	(654,554)
Less: Allowance for doubtful accounts	(83,372)	(134,313)

Net	11,457,911	12,181,116

8.	Other Financial Assets, Current

	As of December 31,
	2004	2005
	NT$’000	NT$’000
Credit-linked deposits and repackage bonds	2,942,434	1,116,806
Interest rate swaps	35,532	—
Forward contracts	38,633	—

Total	3,016,599	1,116,806
Less: Non-current portion	(2,562,754)	(1,116,806)

Net	453,845	—

Please refer to Note 32 for disclosures on risks of other financial assets.

9.	Inventories, Net

	As of December 31,
	2004	2005
	NT$’000	NT$’000
Raw materials	252,847	310,393
Supplies and spare parts	2,208,545	1,917,444
Work in process	7,837,998	8,141,427
Finished goods	1,500,101	1,140,774

Total	11,799,491	11,510,038
Less: Allowance for loss on decline in market value and obsolescence	(1,786,493)	(797,503)

Net	10,012,998	10,712,535

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	The insurance coverage for inventories was sufficient as of December 31, 2004 and 2005, respectively.

(2)	Inventories were not pledged.

10.	Long-term Investments

(1)	Details of long-term investments are as follows:

(Equity securities refer to common shares unless otherwise stated)

	As of December 31,
	2004		2005
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
	NT$’000		NT$’000
Investments accounted for under the equity method:
Pacific Venture Capital Co. Ltd.	304,810	49.99	296,218	49.99
Uwave Technology Corp. (formerly United Radiotek Inc.)	86,107	49.04	74,937	48.64
UCA Technology Inc.	43,097	49.50	34,881	45.53
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.)	1,058,515	45.35	1,063,671	45.35
Unitech Capital Inc.	730,930	42.00	638,946	42.00
NexPower Technology Corp.	—	—	7,982	40.00
Aevoe Inc.	—	—	6,674	39.47
Smedia Technology Corp.	18,000	10.59	71,848	38.32
UC FUND II	150,079	35.45	133,217	35.45
Crystal Media Inc.	21,150	24.88	12,803	34.36
USBest Technology Inc.	17,120	18.99	69,973	33.80
Star Semiconductor Corp.	37,161	28.20	30,962	33.47
XGI Technology Inc.	—	—	150,477	31.70
Afa Technology, Inc.	42,660	26.53	38,157	30.46
AMIC Technology Corp.	125,071	16.82	186,010	28.95
ULi Electronics Inc.	—	—	452,203	26.77
Mobile Devices Inc.	—	—	48,555	26.28
U-Media Communications, Inc.	12,000	11.11	36,524	26.26
Holtek Semiconductor Inc.	731,442	25.23	818,681	24.81
Parade Technologies, Ltd.	—	—	81,949	24.63
ITE Tech. Inc.	281,313	22.23	329,704	22.66
Unimicron Technology Corp.	5,280,435	32.65	4,370,256	22.26
Highlink Technology Corp.	—	—	208,833	22.18
Chip Advanced Technology Inc.	—	—	30,740	21.91
Davicom Semiconductor, Inc.	22,958	2.50	145,649	21.56
Faraday Technology Corp. (Note A)	1,940,771	23.88	864,928	18.50
Patentop, Ltd. (Note B)	6,599	18.00	1,245	18.00

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2004		2005
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
	NT$’000		NT$’000
Investments accounted for under the equity method:
Silicon Integrated Systems Corp. (Note A)	4,226,303	16.16	3,921,878	16.59
HARVATEK Corp. (Note B)	349,074	18.23	346,020	16.50
Novatek Microelectronics Corp. (Note A)	1,735,661	19.12	1,538,740	12.54
SerComm Corp. (Note B)	174,903	9.80	267,807	12.15
United Foundry Service, Inc.	103,881	100.00	—	—
UMC Capital Corp.	1,310,493	100.00	—	—
United Microelectronics Corp. (Samoa)	5,854	100.00	—	—
Unitruth Investment Corp.	100,115	100.00	—	—
Fortune Venture Capital Corp.	2,354,878	99.99	—	—
Thintek Optronics Corp.	53,618	49.99	—	—
VistaPoint, Inc.	31,263	48.77	—	—
RiRa Electronics Corp.	13,106	32.50	—	—
United Fu Shen Chen Technology Corp. (formerly Applied Component Technology Corp.) (Note C)	19,874	16.44	—	—
AMOD Technology Co., Ltd. (Note B)	5,875	9.40	—	—
Upstream and intercompany transaction elimination (Note D)	—		(17,612)

Subtotal	21,395,116		16,262,856

Investments accounted for under the cost method or the lower of cost or market value method:
VastView Technology Inc.	29,759	19.94	15,301	19.94
LighTuning Tech. Inc.	24,772	15.08	9,925	19.84
AMOD Technology Co., Ltd.	—	—	8,341	19.80
PixArt Imaging Inc.	16,107	1.84	223,111	17.61
Cion Technology Corp.	—	—	21,600	17.05
United Fu Shen Chen Technology Corp. (formerly Applied Component Technology Corp.) (Note C)	—	—	40,000	16.60
Bcom Electronics Inc.	—	—	173,653	16.42
HiTop Communications Corp.	17,964	4.99	60,849	16.07
Advance Materials Corp.	152,321	15.78	154,137	15.78
Everglory Resource Technology Co., Ltd.	74,000	15.14	32,375	15.14
JMicron Technology Corp.	—	—	56,724	14.29
Chingis Technology Corp.	23,760	4.95	68,374	13.02
ACTi Corp.	—	—	28,406	11.17
Golden Technology Venture Capital Investment Corp.	80,000	10.67	54,880	10.67

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2004		2005
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
	NT$’000		NT$’000
Investments accounted for under the cost method or the lower of cost or market value method:
Epitech Technology Corp. (Note E)	117,823	6.75	599,382	10.38
NCTU Spring I Technology Venture Capital Investment Corp.	43,482	10.06	27,161	10.06
EE Solutions, Inc.	51,900	7.28	36,933	9.70
Trendchip Technologies Corp.	60,406	9.25	23,747	9.25
Chipbond Technology Corp. (Note F)	—	—	338,084	9.04
MemoCom Corp.	56,231	15.91	29,806	8.91
Subtron Technology Co., Ltd.	244,080	7.29	275,259	8.90
Printech International Inc.	30,000	12.00	8,190	7.96
United Industrial Gases Co., Ltd.	146,250	8.11	146,250	7.95
Andes Technology Corp.	—	—	62,500	7.94
Rechi Precision Co., Ltd.	—	—	503,354	7.86
Fortune Semiconductor Corp.	71,500	6.64	42,678	7.70
Animation Technologies Inc.	29,700	4.74	52,200	7.44
Shin-Etsu Handotai Taiwan Co., Ltd.	—	—	105,000	7.00
Giga Solution Tech. Co., Ltd.	105,000	6.83	51,362	6.91
NCTU Spring Venture Capital Co., Ltd.	20,000	6.28	13,600	6.28
MediaTek Inc.	969,048	10.06	613,447	6.24
Riselink Venture Capital Corp.	80,000	6.20	76,640	6.20
ChipSence Corp.	41,800	6.91	17,214	6.08
InComm Technologies Co., Ltd.	36,140	8.67	5,580	6.00
SIMpal Electronics Co., Ltd.	—	—	70,179	5.67
Cosmos Technology Venture Capital Investment Corp.	40,000	5.03	24,544	5.03
Parawin Venture Capital Corp.	50,000	5.00	41,900	5.00
Integrant Technologies, Inc.	—	—	34,413	4.95
Industrial Bank of Taiwan Corp.	1,139,196	4.95	1,139,196	4.95
Beyond Innovation Technology Co., Ltd.	18,096	4.86	14,165	4.86
Aimtron Technology, Inc.	—	—	67,777	4.82
Coretronic Corp.	276,192	4.32	276,192	4.19
ProSys Technology Integration, Inc.	2,790	3.08	4,224	4.13
Topoint Technology Co., Ltd.	—	—	127,329	4.10
Horizon Securities Co., Ltd. (formerly Fortune Securities Co., Ltd.)	—	—	105,588	3.92
Averlogic Technologies, Inc.	1,159	0.16	18,275	3.89
IBT Venture Co.	76,142	3.81	76,142	3.81
Ralink Technology Corp.	55,500	7.40	32,783	3.75

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2004		2005
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
	NT$’000		NT$’000
Investments accounted for under the cost method or the lower of cost or market value method:
Advanced Chip Engineering Technology Inc.	—	—	24,419	3.56
iGlobe Partners Fund, L.P. (Note G)	—	—	39,051	3.45
ZyDAS Technology Corp.	23,000	3.33	7,250	3.33
Skardin Industrial Corp.	—	—	82,158	3.09
Billionton Systems Inc.	30,948	2.77	30,948	2.67
Sheng-Hua Venture Capital Corp.	50,000	2.50	47,450	2.50
RDC Semiconductor Co., Ltd.	—	—	24,436	2.41
BroadWeb Corp.	8,000	2.86	8,000	2.22
Holux Technology Inc.	—	—	22,697	2.17
Taimide Tech., Inc.	—	—	16,095	1.83
SiRF Technology Holdings, Inc.	—	—	24,652	1.34
AU Optronics Corp. (Note H)	959,082	1.44	959,082	1.33
Crystal Internet Venture Fund II	—	—	38,855	0.99
Mega Financial Holding Company	4,991,630	1.36	3,108,656	0.84
Arcadia Design Systems (Taiwan), Inc.	—	—	1,620	0.83
AverMedia Technologies Inc.	—	—	30,902	0.79
Largan Precision, Co., Ltd.	39,866	0.69	36,242	0.62
Premier Image Technology Corp.	27,964	0.59	27,964	0.60
C-Com Corp.	9,806	5.36	5,958	0.59
Trident Microsystems, Inc.	—	—	71,775	0.48
UltraChip, Inc.	15,048	1.19	522	0.05
Pacific Technology Partners, L.P. (Note G)	336,099	—	343,321	—
Taiwan High Speed Rail Corp. (Note I)	300,000	—	300,000	—
Smart Vanguard Ltd. (Note I)	—	—	213,070	—
ForteMedia, Inc. (Note I)	108,456	—	84,913	—
Pacific United Technology, L.P. (Note G)	126,560	—	163,900	—
East Vison Technology Ltd. (Note I)	—	—	158,000	—
Silicon 7, Inc. (Note I)	—	—	131,120	—
Intellon Corp. (Note I)	—	—	114,730	—
Pactrust Communication, Inc. (Note I)	—	—	93,423	—
Alpha & Omega Semiconductor, Ltd. (Note I)	46,883	—	156,946	—
Maxlinear, Inc. (Note I)	—	—	84,572	—
VeriPrecise Technology, Inc. (Note I)	—	—	73,755	—
Berkana Wireless Inc. (Note I)	—	—	65,560	—
Aurora Systems, Inc. (Note I)	6,355	—	67,250	—

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2004		2005
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
	NT$’000		NT$’000
Investments accounted for under the cost method or the lower of cost or market value method:
Amalfi Semiconductor, Inc. (Note I)	—	—	49,170	—
Praesagus, Inc. (Note I)	—	—	49,170	—
Spreadtrum Communications, Inc. (Note I)	—	—	40,975	—
MaXXan Systems, Inc. (Note I)	—	—	40,548	—
Dibcom, Inc. (Note I)	—	—	38,877	—
Magnachip Semiconductor LLC. (Note I)	—	—	35,861	—
Wisair, Inc. (Note I)	—	—	32,780	—
GCT Semiconductor, Inc. (Note I)	—	—	32,780	—
Aicent, Inc. (Note I)	—	—	32,779	—
VenGlobal Capital Fund III, L.P. (Note G)	33,195	—	23,339	—
Formerica International Holding, Inc. (Note I)	30,898	—	30,898	—
Taiwan Asia Pacific Venture Fund	21,625	4.15	5,212	—
Zylogic Semiconductor Corp. (Note I)	—	—	16,390	—
Trident Technology Inc.	12,025	0.97	—	—
Taimide Tech., Inc.	37,500	1.83	—	—
Princeton Technology Corp.	97,901	2.36	—	—
ULi Electronics Inc.	44,940	2.63	—	—
Downstream, upstream, and intercompany transaction elimination	—		290,062

Subtotal	11,538,899		13,386,903

Prepaid long-term investments :
Alpha Networks Inc.	—		30,000
Chip Advanced Technology Inc.	16,630		—

Subtotal	16,630		30,000

Less: Allowance for loss on decline in market value	(238,367)		—

Total	$32,712,278		$29,679,759

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A:	The equity method was applied for investees in which the Group held the highest percentage of the outstanding voting rights and had significant influences on operating decisions.

Note B:	The equity method was applied when the total ownership held by the Group and its subsidiaries in the investee is over 20%, and/or the Group and its subsidiaries have significant influence over the investee.

Note C:	In the third quarter of 2004 the Group recognized a permanent loss of NT$85 million as the decline in market value was deemed irrecoverable. Since January 1, 2005, the Group was no longer a majority stockholder of United Fu Shen Chen Technology Corp. Thus the cost method was appropriately applied instead of the equity method.

Note D:	The unrealized balance of deferred gains or losses arising from the transfer of equity investment ownership among the affiliated companies including downstream, upstream, and intercompany transactions.

Note E:	As of August 1, 2005, the Group’s former investee, “Epitech Technology Corp.” (accounted for under the cost method) merged into South Epitaxy Co., Ltd. and was retained as Epitech Technology Corp. One share of the former investee, “Epitech Technology Corp.” was exchanged for 1.36 shares of Epitech Technology Corp. As the Group held less than 20% voting rights and had no significant influences, the cost method was applied.

Note F:	As of September 1, 2005 the Group’s former investee, Aptos (Taiwan) Corp. (accounted for under the equity method), merged into Chipbond Technology Corp. Three shares of Aptos (Taiwan) Corp. were exchanged for 1 share of Chipbond Technology Corp. As the Group held less than 20% voting rights and had no significant influences, the cost method was applied.

Note G:	The amount represented the investment in limited partnership without voting rights. As the Group was not able to exercise significant influences, the investments were accounted for under the cost method.

Note H:	As of December 2004 and 2005, the Group held 71,215 thousand and 77,625 thousand of AU Optronics Corp. shares; among the shares held by the Group, 66,109 thousand and 73,566 thousand shares were utilized as reference shares for the Group’s zero coupon exchangeable bonds, for year 2004 and 2005, respectively.

Note I:	The amount represented the investments in preferred shares. As the Group did not possess voting rights and significant influences, the cost method was applied.

(2)	Investment income accounted for under the equity method, which were based on the audited financial statements of the investees, were NT$ 301 million, NT$552 million and NT$1,097 million for the years ended December 31, 2003, 2004 and 2005, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	Pursuant to the amendments of the ROC SFAS No.5, investment income (loss) of Uwave Technology Corp., SerComm Corp., HARVATEK Corp., Patentop, Ltd., UC Fund II, RiRa Electronics Corp., VistaPoint, Inc., Afa Technology, Inc., Star Semiconductor Corp., USBest Technology, Inc., UCA Technology, Inc., Unitruth Investment Corp., Crystal Media, Inc., U-Media Communications, Inc., AMOD Technology Co., Smedia Technology Corp., and Aevoe Inc. were recognized based on the gain or loss incurred in the current period and cannot be deferred to next year. As a result of the adoption of the amendment, the consolidated net income and the basic and diluted earnings per share for the year of 2005 were reduced by NT$113 million and NT$0.01, respectively.

(4)	The long-term investments were not pledged.

11.	Property, Plant and Equipment

	As of December 31, 2004
	Cost	Accumulated Depreciation	Book Value
	NT$’000	NT$’000	NT$’000
Land	1,320,095	—	1,320,095
Buildings	21,237,012	(5,347,449)	15,889,563
Machinery and equipment	358,364,726	(216,336,818)	142,027,908
Transportation equipment	89,252	(55,385)	33,867
Furniture and fixtures	2,638,541	(1,631,683)	1,006,858
Leased assets	47,783	(47,783)	—
Leasehold improvements	38,620	(37,912)	708
Construction in progress and prepayments	31,745,156	—	31,745,156

Total	415,481,185	(223,457,030)	192,024,155

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31, 2005
	Cost	Accumulated Depreciation	Book Value
	NT$’000	NT$’000	NT$’000
Land	1,893,522	—	1,893,522
Buildings	21,260,902	(5,969,469)	15,291,433
Machinery and equipment	386,920,282	(261,499,341)	125,420,941
Transportation equipment	89,580	(63,214)	26,366
Furniture and fixtures	2,804,967	(1,936,607)	868,360
Leasehold improvements	43,037	(39,517)	3,520
Construction in progress and prepayments	15,609,497	—	15,609,497

Total	428,621,787	(269,508,148)	159,113,639

(1)	Total interest expense before capitalization amounted to NT$1,789 million, NT$1,788 million and NT$1,364 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Details of capitalized interest are as follows:

	For the year ended December 31,
	2003	2004	2005
	NT$’000	NT$’000	NT$’000
Machinery and equipment	456,871	348,924	260,294
Other property, plant and equipment	5,795	3,956	4,397

Total interest capitalized	462,666	352,880	264,691

Interest rates applied	1.55%~3.50%	1.55%~3.55%	2.86%~4.20%

(2)	The insurance coverage for property, plant and equipment was sufficient as of December 31, 2003, 2004 and 2005, respectively.

(3)	Please refer to Note 27 for property, plant and equipment pledged as collateral.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Other assets - Others

	As of December 31,
	2004	2005
	NT$’000	NT$’000
Leased assets	1,382,090	1,366,695
Deposits-out	3,322,107	678,929
Others	212,112	150,614

Total	4,916,309	2,196,238

Please refer to Note 27 for restricted deposits pledged as collateral.

13.	Asset Impairment

Pursuant to the ROC SFAS No. 35, “Accounting for Asset Impairment”, which became effective on January 1, 2005, the Company had recognized impairment loss of NT$370 million for the year ended December 31, 2005. Details of impairment losses are as follows:

For the year ended December 31, 2005
NT$’000
Impairment loss:
Long-term investments accounted for under the equity method	249,968
Other assets	120,000

Total	369,968

14.	Short-term Loans

	As of December 31,
	2004	2005
	NT$’000	NT$’000
Secured bank loans	—	6,066,478
Unsecured bank loans	2,986,919	69,858

	2,986,919	6,136,336

Interest rates	0.86%~2.89%	1.50%~4.88%

The Group’s unused short-term lines of credits amounted to NT$8,129 million and NT$14,658 million as of December 31, 2004 and 2005, respectively.

Please refer to Note 27, in connect with short-term loans.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	Bonds Payable

	As of December 31,
	2004	2005
	NT$’000	NT$’000
Domestic secured bonds:
Issued in April 2000 and due on April 2005, 5.6% interest payable semi-annually	$570,003	$—
Domestic unsecured bonds :
Issued in April 2001 and due on April 2006, 5.1195% ~ 5.1850% interest payable annually	5,250,000	3,000,000
Issued in April 2001 and due on April 2008, 5.2170% ~ 5.2850% interest payable annually	7,500,000	7,500,000
Issued in October 2001 and due on October 2006, 3.4896% ~ 3.520% interest payable annually	5,000,000	5,000,000
Issued in May ~ June 2003 and due on May ~ June 2008, 4.0% minus USD 12-Month Libor interest payable annually	7,500,000	7,500,000
Issued in May ~ June 2003 and due on May ~ June 2010, 4.3% minus USD 12-Month Libor interest payable annually	7,500,000	7,500,000
Zero coupon convertible bonds: Issued in March 2002 and due on March 2007	2,914,277	2,579,385
Issued in November 2003 and due on November 2013	6,476,863	3,103,719
Issued in October 2005 and due on February 2008	—	12,540,432
Zero coupon exchangeable bonds : Issued in May 2002 and due on May 2007	3,107,029	3,218,623
Premiums on convertible bonds	20,592	—

Subtotal	45,838,764	51,942,159
Less: Current portion	(2,820,003)	(10,250,000)

Net	$43,018,761	$41,692,159

(1)	On April 27, 2000, the Company issued five-year secured bonds amounting to NT$3,990 million. The interest was paid semi-annually with a stated interest rate of 5.6%. The bonds were repayable in installments every six months from April 27, 2002 to April 27, 2005. On April 27, 2005, the bonds were fully repaid.

(2)	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest is paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds were repaid at 100% of its principal amount during the period from October 2 to October 15, 2004. The five-year bonds will be repayable in October 2006, upon the maturity of the bonds.

(4)	On December 12, 2001, the Company issued zero coupon convertible redeemable bonds amounting to US$302.4 million on the Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

a.	Final Redemption

Unless previously redeemed, repurchased, cancelled or converted, the bonds can be redeemed at 101.675% of their principal amount on March 1, 2004.

b.	Redemption at the Option of the Company

The Company may redeem all, but not some only, of the bonds subject to giving no less than 30 nor more than 60 days’ advance notice at the early redemption amount, provided that:

(a)	On or at any time after June 13, 2003, the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days ending at any time within the period of 5 ADS trading days prior to the redemption notice, or

(b)	At any time prior to maturity, at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted.

c.	Conversion Period

(a)	In respect of the common shares, on or after January 22, 2002 and on or prior to February 20, 2004, or

(b)	In respect of the ADSs, on or after the later of January 22, 2002 and the date on which the shelf registration statement covering the resale of certain ADSs issuable upon conversion of the bonds has been declared effective by the U.S. Securities and Exchange Commission, on or prior to February 20, 2004.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d.	Conversion Price

(a)	In respect of the common shares, will be NT$66.67 per share, and

(b)	In respect of the ADSs, will be US$9.673 per ADS.

The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.	Reacquisition of the Bonds

As of the maturity date, the Company had reacquired a total amount of US$63 million of the bonds from the open market. The corresponding loss on the reacquisition amounting to NT$0.06 million for the year ended December 31, 2004, was recognized as other losses.

f.	Redemption of the Bonds

On February 27, 2004, the remaining balance of bonds was redeemed.

(5)	On May 10, 2002, the Company issued LSE listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

a.	Issue Amount: US$235 million

b.	Period: May 10, 2002 ~ May, 10 2007

c.	Redemption

(a)	The Company may redeem the bonds, in whole or in part, after three months of the issuance and prior to the maturity date, at their principal amount if the closing price of the AUO common shares on the TSE, translated into U.S. dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into U.S. dollars at the rate of NTD 34.645=USD 1.00.

(b)	The Company may redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

(c)	The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C.’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(d)	The Company will, at the option of the bondholders, redeem such bonds on February 10, 2005 at its principal amount.

d.	Terms of Exchange

(a)	Underlying securities: ADS or Common Share of AU Optronics Corp.

(b)	Exchange Period: The bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(c)	Exchange Price and Adjustment: The exchange price is NTD46.10 per share, determined on the basis of a fixed exchange rate of NTD34.645=USD1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.	Exchange of the Bonds

As of December 31, 2004 and 2005, certain bondholders have exercised their rights to exchange their bonds with the total principal amounts of US$137 million and US$137 million into AUO shares. The corresponding gain on the exchange amounting to NT$3,457 million and NT$0 for the year ended December 31, 2004 and 2005, respectively, was recognized as a gain on sales of investments.

(6)	During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

(7)	On July 15, 2003, the Company issued its second LSE listed zero coupon exchangeable bonds exchangeable for common shares of AUO with an aggregate principal amount of US$205.8 million. The issue price was set at 103.0% of the principal amount. The terms and conditions of the bonds are as follows:

a.	Final Redemption

Unless previously redeemed, exchanged or purchased and cancelled, the bonds must be redeemed at their principal amount in U.S. Dollars on July 15, 2008.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	Redemption at the Option of the Company

The Company may redeem the bonds, in whole or in part, in principal amount thereof, on or after January 15, 2004 and on or prior to July 15, 2005, at their principal amount plus a certain premium (the “Early Redemption Amount”) and thereafter until July 15, 2008 at their principal amount, if the closing price of the AUO common shares on the TSE, translated into US Dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 125% of the exchange price then in effect translated into U.S. Dollars at the rate of NT$34.390 to US$1.00.

The Company may also redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

c.	Redemption at the Option of Bondholders

The Company will, at the option of any bondholder, redeem such bonds starting on July 15, 2005 at their principal amount.

d.	Tax Redemption

The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C.’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

e.	Terms of Exchange

Subject to prior permitted redemption and as otherwise provided in the offering, the bonds are exchangeable at any time on or after August 14, 2003 and prior to June 30, 2008, into AUO shares at an exchange price of NT$36.387 per share, determined on the basis of a fixed exchange rate of NT$34.39 to US$1.00; provided however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

(8)	On October 5, 2005, the Company issued zero coupon convertible bonds on the EuroMTF Market of Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

a.	Issue Amount: US$381.4 million

b.	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

c.	Redemption:

On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, the Company may redeem all, but not some only, of the bonds.

If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, the Company may redeem all, but not some only, of the bonds.

In the event that the Company’s ADSs or shares have officially cease to be listed or admitted for trading on the New York Stock Exchange or the Taiwan Stock Exchange, as the case may be, each bondholder shall have the right, at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

In the event of certain changes in taxation in the R.O.C. resulting in the Company

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

becoming required to pay additional amounts, the Company may redeem all, but not part, of the bonds at their principal amount bondholders may elect not to have their bonds redeemed by the Company in such event, in which case the bondholders shall not be entitled to receive payments of such additional amounts.

If a change of control occurs with respect to the Company, each bondholder shall have the right at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

The Company will pay the principal amount of the bonds at its maturity date, February 15, 2008.

d.	Conversion:

Conversion Period: Except for the closed period, the bonds may be converted into the Company’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

Conversion Price and Adjustment: The conversion price is US$3.814 per ADS. The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.	Reacquisition of the Bonds:

As of December 31, 2005, the Company did not reacquire any of the bonds from the open market.

(9)	On March 25, 2002, the Company’s subsidiary, UMC Japan (UMCJ), issued a LSE listed zero coupon convertible bonds with an aggregate principal amount of JPY17,000 million and the issue price was set at 101.75% of the principal amount. The terms and conditions of the bonds are as follows:

a.	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on March 26, 2007 at their principal amount.

b.	Redemption at the Option of UMCJ

(a)	On or at any time after March 25, 2005, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The conversion price was set at JPY400,000 per share, subject to adjustments upon the occurrence of certain events set out in the indenture.

e.	Reacquisition of the Bonds

As of December 31, 2004, UMCJ reacquired and cancelled a total amount of JPY7,650 million of the bonds from the open market. As of December 31, 2005, UMCJ has reacquired JPY7,850 million of the bonds from the open market of which JPY7,650 million of the bonds were cancelled. The corresponding gain on the reacquisition amounting to JPY6 million for the year ended December 31, 2005 was recognized as other income.

(10)	On November 25, 2003, the Company’s subsidiary, UMCJ, issued its second LSE listed zero coupon convertible bonds with an aggregate principal amount of JPY21,500 million and the issue price was set at 101.25% of the principal amount. The terms and conditions of the bonds are as follows:

a.	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on November 25, 2013 at their principal amount.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	Redemption at the Option of UMCJ

(a)	On or at any time after November 27, 2006, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount of the bonds outstanding on the date of notice of such redemption is equal to or less than 10% of the original aggregate principal amount of the bond.

(b)	In case of a corporate split or share exchange/ share transfer, UMCJ may redeem all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

(c)	If a change in who controls UMCJ occurs, bondholders will be able to require UMCJ to redeem their bonds on the date that is 70 days after the change of control occurs.

c.	Conversion Period

At any time on or after January 5, 2004, and on or prior to November 11, 2013.

d.	Conversion Price

The conversion price was set at JPY187,500 per share, subject to adjustment upon the occurrence of certain events set out in the indenture.

e.	Reacquisition of Bonds

As of December 31, 2004 and 2005, UMCJ has reacquired a total amount of JPY720 million and JPY10,490 million of the bonds from the open market. The corresponding gain on the reacquisition amounting to JPY449 million for the year ended December 31, 2005 and, was recognized as other income.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11)	Repayments of the above bonds in the future years are as follows:

(Assuming the convertible bonds and exchangeable bonds are both paid off upon maturity.)

Bonds repayable in	Amount
NT$’000
2006	10,250,000
2007	8,048,008
2008	23,040,432
2009	—
2010 and thereafter	10,603,719

Total	51,942,159

16.	Long-term Loans

	As of December 31,
	2004	2005
	NT$’000	NT$’000
Secured long-term loans	19,044,000	—
Unsecured long-term loans	4,666,500	—

Subtotal	23,710,500	—
Less: Current portion	(5,441,143)	—

Net	18,269,357	—

Interest rates	0.81%~3.55%	—

(1)	The Group has no long-term loans as of December 31, 2005.

(2)	The long-term loans denominated in Japanese Yen amounted to JPY15,000 million and USD600 million as of December 31, 2004.

(3)	Assets pledged as collateral to secure these loans are detailed in Note 27.

17.	Pension Fund

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees may choose to elect either the Act, by retaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. According to the Act, the rate of contribution by any employer to an employee’s pension account per month shall not be less than 6% of each employee’s monthly salary or wage. The Company and the domestic subsidiaries have made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts since July 1, 2005, and amounting to

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NT$173 million as of December 31, 2005. Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and the Company has contributed the amount of NT$63 million and NT$ 74 million as of December 31, 2004 and 2005.

The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are entitled for the first 15 years of services while one unit per year is entitled after the completion of the fifteenth year. The total units shall not exceed 45 units. In accordance with the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Central Trust of China in the name of an administered pension fund committee. Government authority will collect the fund as a Labor Retirement Fund and determine the allocation and investment policy of the assets. The unrecognized net asset or obligation at transition based on actuarial valuation is amortized on a straight-line basis over 15 years.

(1)	Change in benefit obligation during the year:

	For the year ended December 31,
	2004	2005
	NT$’000	NT$’000
Projected benefit obligation at beginning of year	(3,725,630)	(4,354,361)
Service cost	(471,937)	(360,107)
Interest cost	(123,181)	(143,058)
Benefits paid	36,894	24,128
Gain (loss) on projected benefit obligation	(70,507)	55,353

Projected benefit obligation at end of year	(4,354,361)	(4,778,045)

(2)	Change in pension assets during the year:

	For the year ended December 31,
	2004	2005
	NT$’000	NT$’000
Fair value of plan assets at beginning of year	1,196,723	1,404,130
Actual return on plan assets	35,728	81,453
Contributions from employer	193,711	200,167
Benefits paid	(36,894)	(24,128)
Transferred in from merger with SiSMC	3,703	—
Others	11,159	(41,421)

Fair value of plan assets at end of year	1,404,130	1,620,201

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	The funding status of the pension plan is as follows:

	As of December 31,
	2004	2005
	NT$’000	NT$’000
Benefit obligation
Vested benefit obligation	(455,706)	(39,069)
Non-vested benefit obligation	(1,378,172)	(2,188,642)

Accumulated benefit obligation	(1,833,878)	(2,227,711)
Effect from projected salary increase	(2,520,483)	(2,550,334)

Projected benefit obligation	(4,354,361)	(4,778,045)
Fair value of plan assets	1,404,130	1,620,201

Funded status	(2,950,231)	(3,157,844)
Unrecognized net transitional benefit obligation	219,572	181,481
Unrecognized loss	28,956	(29,043)
Adjustment required to recognize minimum liabilities	(11,705)	(9,592)

Accrued pension liabilities recognized in the balance sheet	(2,713,408)	(3,014,998)

(4)	The components of net periodic pension cost are as follows:

	For the year ended December 31,
	2003	2004	2005
	NT$’000	NT$’000	NT$’000
Service cost	482,185	471,937	360,107
Interest cost	123,168	123,181	143,059
Expected return on plan assets	(26,727)	(26,884)	(39,577)
Amortization of unrecognized net transitional benefit obligation	45,927	45,444	39,232
Amortization of unrecognized pension loss	13,784	13,279	(88)
Pension costs from subsidiaries over which control is no longer held	—	—	6,978
Transferred from SiSMC in the merger	—	8,844	—

Net periodic pension cost	638,337	635,801	509,711

(5)	The actuarial assumptions underlying are as follows:

	For the year ended December 31,
	2003			2004			2005
	The Company	UMO	UMCJ	The Company	UMO	UMCJ	The Company	UMO	UMCJ	Thinteck
Discount rate	3.50%	3.50%	2.00%	3.50%	3.75%	2.00%	3.00%	3.75%	2.00%	3.75%
Rate of salary increase	5.00%	5.00%	3.71%	5.00%	4.00%	3.71%	4.50%	4.00%	2.68%	4.00%
Expected return on plan assets	2.75%	2.75%	1.00%	3.50%	2.75%	1.00%	3.00%	2.75%	1.00%	2.75%

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	Capital Stock

(1)	Based on the resolution of the board of directors’ meeting on February 26, 2004, the Company merged with SiSMC on July 1, 2004, the effective date, through the issuance of 357,143 thousand new shares at a par value of NT$10 each. 2.24 shares of SiSMC were exchanged to 1 share of the Company, the surviving company.

(2)	As recommended by the board of directors and amended by the shareholders’ meeting on June 1, 2004, the Company issued 1,399,685 thousand new shares from the capitalization of retained earnings that amounted to NT$13,336 million and capital reserve that amounted to NT$661 million, of which NT$12,224 million were stock dividends and NT$1,111 million were employees’ bonus.

(3)	On July 22, 2004, the Company cancelled 149,728 thousand shares of treasury stock, which were bought back during the period from August 1 to September 28, 2001 and the period from August 14 to September 25, 2002 for conversion of the convertible bonds.

(4)	The employee stock option issued by the Company on October 7, 2002 became exercisable in 2004, of which 44,138 thousand shares were exercised during 2004. The effective date of issuance of new shares was December 28, 2004.

(5)	As of December 31, 2004, 22,000,000 thousand common shares were authorized to be issued and 17,791,982 thousand common shares were issued, each at a par value of NT$10.

(6)	On April 26, 2005, the Company cancelled 49,114 thousand shares of treasury stocks, which were bought back during the period from February 20 to April 19, 2002 for transfer to employees.

(7)	As recommended by the board of directors and amended by the shareholders’ meeting on June 13, 2005, the Company issued 1,956,022 thousand new shares from capitalization of retained earnings that amounted to NT$19,560 million, of which NT$17,587 million were stock dividends and NT$1,973 million were employees’ bonus.

(8)	Among the employee stock options issued by the Company on October 7, 2002 and January 3, 2003, 95,814 thousand shares were exercised during 2005. The effective dates of capitalization were March 15, September 28 and December 26, 2005.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9)	As of December 31, 2005, 26,000,000 thousand common shares were authorized to be issued and 19,794,703 thousand common shares were issued, each at a par value of NT$10. The exercise of employee stock options of 28,845 thousand common shares were issued on December 26, 2005, and registration is completed on January 16, 2006.

(10)	The Company has issued a total of 276,820 thousand ADSs which were traded on the NYSE as of December 31, 2005. The total number of common shares represented by all issued ADSs is 1,384,102 thousand shares (one ADS represents five common shares).

19.	Employee Stock Options

On September 11, 2002, October 8, 2003, September 30, 2004, and December 22, 2005, the Company was authorized by the Financial Supervisory Commission, Executive Yuan – Securities and Futures Bureau, to issue Employee Stock Options with a total number of 1 billion, 150 million, 150 million, and 350 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The grant period for the options is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the Employee Stock Options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (NTD)
October 7, 2002	939,000	665,338	$15.9
January 3, 2003	61,000	49,222	$17.9
November 26, 2003	57,330	47,960	$25.0
March 23, 2004	33,330	25,570	$23.2
July 1, 2004	56,590	47,530	$20.9
October 13, 2004	20,200	16,350	$18.0
April 29, 2005	23,460	20,110	$16.6
August 16, 2005	54,350	51,850	$21.9
September 29, 2005	51,990	51,390	$20.0

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	A summary of the Company’s stock option plans, and related information for the years ended December 31, 2003, 2004 and 2005 are as follows:

	For the year ended December 31,
	2003			2004			2005
	Option		Weighted- average Exercise Price	Option		Weighted- average Exercise Price	Option	Weighted- average Exercise Price
	(in thousands)		NT$	(in thousands)		NT$	(in thousands)	NT$
Outstanding at beginning of year		928,059	17.7		980,664	16.5	973,858	17.0
Granted		118,330	23.7		110,120	21.1	129,800	20.2
Exercised		—	—		(44,138)	15.9	(95,814)	15.9
Forfeited		(65,725)	18.4		(72,788)	17.3	(32,524)	18.8

Outstanding at end of year		980,664	18.4		973,858	17.0	975,320	17.5

Exercisable at end of year		—			368,896		528,373

Weighted-average fair value of options granted during the year	NT$	3.0		NT$	3.8		$6.5

(2)	The information of the Company’s outstanding stock options as of December 31, 2005, is as follows:

		Outstanding Stock Options			Exercisable Stock Options
Authorization Date	Range of Exercise Price	Option	Weighted- average Expected Remaining Years	Weighted- average Exercise Price (NTD)	Option	Weighted- average Exercise Price (NTD)
		(in thousands)			(in thousands)
2002.09.11	$15.9~$17.9	714,560	1.2	$16.0	504,393	$16.0
2003.10.08	$20.9~$25.0	121,060	2.6	$23.0	23,980	$25.0
2004.09.30	$16.6~$21.9	139,700	3.9	$20.0	—	—

		975,320	1.7	$17.5	528,373	$16.4

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	The Company has used the intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation cost for the year ended December 31, 2004 and 2005 are both NT$0. Pro forma information using the fair value method on net income and earnings per share is as follows:

	For the year ended December 31, 2004 (retroactively adjusted)
	Basic earnings per share	Diluted earnings per share
	NT$’000	NT$’000
Net Income	31,843,381	31,873,101
Earnings per share (in dollars)	1.70	1.67
Pro forma net income	31,761,407	31,791,127
Pro forma earnings per share (in dollars)	1.69	1.67

	For the year ended December 31, 2005
	Basic earnings per share	Diluted earnings per share
	NT$’000	NT$’000
Net Income	7,026,692	7,026,692
Earnings per share (in dollars)	0.38	0.38
Pro forma net income	6,782,033	6,782,033
Pro forma earnings per share (in dollars)	0.37	0.36

The fair value of the options granted after January 1, 2004, was estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions for the year ended December 31, 2004 and 2005: expected dividend yields of 11.40% and 1.64%; volatility factors of the expected market price of the Company’s common stock of 48.64% and 41.48%; risk-free interest rate of 2.78% and 1.92%; and a weighted-average expected life of the options of 4.4 years, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	Treasury Stock

The Company bought back its own shares from the open market during the years ended December 31, 2003, 2004 and 2005. Details of the treasury stock transactions are as follows:

For the year ended December 31, 2003
(In thousands of shares)

Purpose	As of January 1, 2003	Increase	Decrease	As of December 31, 2003
For transfer to employees	86,539	99,195	136,620	49,114
For conversion of the convertible bonds into shares	149,728	—	—	149,728

Total shares	236,267	99,195	136,620	198,842

For the year ended December 31, 2004
(In thousands of shares)

Purpose	As of January 1, 2004	Increase	Decrease	As of December 31, 2004
For transfer to employees	49,114	192,067	—	241,181
For conversion of the convertible bonds into shares	149,728	—	149,728	—

Total shares	198,842	192,067	149,728	241,181

For the year ended December 31, 2005
(In thousands of shares)

Purpose	As of January 1, 2005	Increase	Decrease	As of December 31, 2005
For transfer to employees	241,181	250,000	49,114	442,067
For conversion of the convertible bonds into shares	—	500,000	—	500,000

Total shares	241,181	750,000	49,114	942,067

(2)	The eighth buyback plan of 500,000 thousand shares of treasury stock was originally intended for the purpose of transferring to employees. However, as a result of the board of directors meeting held on September 9, 2005, the shares were approved for the use of conversion of convertible bonds into shares instead. The relevant government authorities had approved the buyback plan.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of the Company’s issued stock; total purchase amount shall not exceed the sum of the retained earnings, capital reserve-premiums, and realized capital reserve. As such, the maximum number of treasury stock that the Company could hold as of December 31, 2004 and 2005 was 1,779,198 thousand shares and 1,979,470 thousand shares while the ceiling of the amount was NT$89,425 million and NT$90,851 million, respectively. As of December 31, 2004 and 2005, the Company held 241,181 thousand shares and 942,067 thousand shares of treasury stock, which amounted to NT$7,376 million and NT$21,577 million, respectively.

(4)	Treasury stock shall not be pledged, nor does it entitle voting rights or receive dividends, in compliance with the Securities and Exchange Law of the R.O.C.

(5)	As of December 31, 2004, the Company’s subsidiaries, Hsun Chieh Investment Co., Ltd. and Fortune Venture Capital Corp., held 543,732 thousand shares and 19,808 thousand shares of the Company’s stock, with a book value of NT$20.08 and NT$8.68 per share, respectively. The average closing price during December 2004 was NT$20.08.

As of December 31, 2005, the Company’s subsidiaries, Hsun Chieh Investment Co., Ltd. and Fortune Venture Capital Corp., held 599,696 thousand shares and 21,847 thousand shares of the Company’s stock, with a book value of NT$18.98 and NT$7.87 per share, respectively. The average closing price during December 2005 was NT$18.98.

(6)	The shares of the Company held by subsidiaries pledged as collateral to secure these loans are detailed in Note 27.

21.	Retained Earnings and Dividend Policies

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

(1)	Payment of all taxes and dues;

(2)	Offset prior years’ operation losses;

(3)	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

(4)	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5)	After deducting items (1), (2), and (3) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus which will be settled through issuance of new shares of the Company, or cash. Employees of the Company’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

(6)	The distribution of the remaining portion, if any, will be recommended by the board of directors and approved through the shareholders’ meeting.

The Company is currently in its growth stage; the policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

The appropriation of 2005 retained earnings has not been recommended by the board of the directors as of the date of the Report of Independent Registered Public Accounting Firm. Information on the board of directors’ recommendations and shareholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.

The appropriation of 2004 retained earnings was approved by the board of directors on March 17, 2005. Through unanimous decision at the shareholders’ meeting, held on June 13, 2005, NT$0.10 of cash dividend per share is to be distributed.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Details of the 2004 employee bonus settlement and directors’ and supervisors’ remuneration are as follows:

	For the year ended December 31, 2004
	As approved by the shareholders’ meeting	As recommended by the board of directors	Differences
1. Settlement of employees’ bonus by issuance of new shares
a. Number of shares (in thousands)	197,286	197,286	—
b. Amount	$1,972,855	$1,972,855	—
c. Percentage on total number of outstanding shares at year end (%)	1.12	1.12	—
2. Remuneration paid to directors and supervisors	$27,006	$27,006	—
3. Effect on earnings per share before retroactive adjustments
a. Basic and diluted earnings per share (NTD)	$1.89/1.86	$1.89/1.86	—
b. Pro forma basic and diluted earnings per share taking into consideration employees’ bonus and directors’ and supervisors’ remuneration (NTD)	$1.77/1.75	$1.77/1.75	—

Pursuant to the Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings for items that are accounted for as deductions to stockholders’ equity such as unrealized loss on long-term investments and cumulative translation adjustments. However, there are the following exceptions for the Company’s investees’ unrealized loss on long-term investments arising from the merger which was recognized by the Company in proportion to the Company’s ownership percentage:

a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if the Company recognizes the investees’ capital reserve – excess from the merger in proportion to the ownership percentage – then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

b.	However, if the Company and its investees transfer a portion of the capital reserve to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No.101801-1 of the SFC

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	In accordance with the explanatory letter No.170010 of the SFC applicable to listed companies, when the market value of the Company’s stock held by its subsidiaries at year-end is lower than the book value, a special reserve shall be provided for in the Company’s accounts in proportion to its ownership percentage.

For the 2004 appropriations approved by the shareholders’ meeting on June 13, 2005, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$18,667 million.

22.	OPERATING COSTS AND EXPENSES

The Group’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the year ended December 31,
	2003			2004			2005
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Personnel expenses
Salaries	6,135,769	2,453,842	8,589,611	8,761,122	3,390,638	12,151,760	7,532,447	3,421,537	10,953,984
Labor and health insurance	459,361	147,940	607,301	525,172	156,691	681,863	538,484	206,941	745,425
Pension	337,911	166,287	504,198	507,357	182,194	689,551	566,739	191,476	758,215
Other personnel expenses	36,791	411,968	448,759	154,281	119,520	273,801	247,754	155,343	403,097
Depreciation	37,390,728	1,842,751	39,233,479	43,435,482	2,142,602	45,578,084	49,260,694	2,085,525	51,346,219
Amortization	172,533	1,292,831	1,465,364	782,440	1,386,967	2,169,407	935,126	2,250,407	3,185,533

The numbers of employees as of December 31, 2003, 2004, and 2005 were 10,576, 12,531, and 13,278 respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.	Income Tax

(1)	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the year ended December 31,
	2003	2004	2005
	NT$’000	NT$’000	NT$’000
Income tax on per-tax income at statutory tax rate	3,467,870	7,472,675	768,584
Permanent differences
Investment loss	114,282	635,045	749,448
Gain on disposal of investments	(1,668,153)	(3,087,700)	(2,360,171)
Other permanent differences	(550,046)	(1,865,856)	(890,162)

Subtotal	(2,103,917)	(4,318,511)	(2,500,885)
Change in investment tax credit	545,636	(6,356,507)	6,930,316
Change in loss carry-forward	—	62,881	—
Change in valuation allowance against deferred income tax assets
Investment tax credit	(877,820)	3,455,736	(6,402,564)
Loss carry-forward	(157,959)	18,272	1,083,599
Others	—	—	23,840

Subtotal	(1,035,779)	3,474,008	(5,295,125)
Change in tax rate	1,063	14,091	—
Estimated 10% income tax on unappropriated earnings	126,794	29,419	35,501
Adjustment of prior year’s tax expense	(28,547)	9,484	20,371
Income tax on interest revenue separately taxed	6,349	(13,740)	1,415
Others	—	—	106,875

Income tax expense	979,469	373,800	67,052

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Significant components of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2004	2005
	NT$’000	NT$’000
Deferred income tax assets
Investment tax credit	22,271,168	13,755,893
Loss carry-forward	4,583,963	5,585,640
Pension	661,805	751,611
Allowance on sales returns and discounts	268,715	199,060
Allowance for loss on obsolescence of inventories	324,625	79,372
Others	814,926	1,021,304

Total deferred income tax assets	28,925,202	21,392,880
Valuation allowance	(16,786,726)	(11,576,791)

Net deferred income tax assets	12,138,476	9,816,089

Deferred income tax liabilities
Unrealized exchange gain	(249,734)	—
Depreciation	(4,468,159)	(2,416,985)
Others	(20,712)	(51,870)

Total deferred income tax liabilities	(4,738,605)	(2,468,855)

Total net deferred income tax assets	7,399,871	7,347,234

Deferred income tax assets – current	9,923,193	6,555,306
Deferred income tax liabilities – current	(249,734)	—
Valuation allowance	(6,064,491)	(3,168,516)

Net	3,608,968	3,386,790

Deferred income tax assets – noncurrent	19,002,009	14,837,574
Deferred income tax liabilities – noncurrent	(4,488,871)	(2,468,855)
Valuation allowance	(10,722,235)	(8,408,275)

Net	3,790,903	3,960,444

Total net deferred income tax assets	7,399,871	$7,347,234

(3)	The Company’s income tax returns for all the fiscal years up to 2002 have been assessed and approved by the Tax Authority.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	Pursuant to the “Statute for the Establishment and Administration of Science Park of R.O.C”, the Company was granted several four-year income tax exemption periods with respect to income derived from the expansion of operations. The starting date of the exemption period attributable to the expansion in 2001 had not yet been decided. The income tax exemption for other periods will expire on December 31, 2010.

(5)	The Group earns investment tax credits for the amount invested in production equipment, research and development, employee training, and investment in high technology industry and venture capital.

As of December 31, 2005, the Company and its subsidiaries - Hsun Chieh, UMO, and Thintek, their total unused investment tax credit was as follows:

Expiration year	Investment tax credits earned	Balance of unused investment tax credits
	NT$’000	NT$’000
2005	3,203,793	226,777
2006	3,689,235	3,068,500
2007	2,053,044	2,053,044
2008	3,215,731	3,215,731
2009	5,191,841	5,191,841

Total	17,353,644	13,755,893

(6)	As of December 31, 2005, the unutilized accumulated loss for the Group was as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2006	$11,934,216	$11,200,216
2007	3,839,563	3,839,563
2008	250,197	250,197
2009	585,933	585,933
2010	496,557	496,557
2012	3,481,701	3,481,701

Total	$20,588,167	$19,854,167

(7)	The balance of the Company’s imputation credit accounts as of December 31, 2004 and 2005 were NT$0.4 million and NT$29 million, respectively. The creditable ratio for 2003 and 2004 was 0.69% and 0.35%, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8)	As of December 31, 2004 and 2005, the Company’s earnings generated from December 31, 1997 and prior years, have been appropriated.

24.	Earnings per Share

(1)	The Company held zero coupon convertible bonds and employee stock options during 2005, and thus has a complex capital structure. The calculation of basic and diluted earnings per share, for the years ended December 31, 2003, 2004 and 2005, was disclosed as follows:

	For the year ended December 31,
	2003	2004	2005
(shares expressed in thousands)	NT$’000	NT$’000	NT$’000
Net income	14,020,257	31,843,381	7,026,692
Effect of dilution:
Employee stock options	—	—	—
Convertible bonds	50,954	29,720	—

Adjusted net income assuming dilution	14,071,211	31,873,101	7,026,692

Weighted average of shares outstanding	18,549,304	18,753,969	18,410,922
Effect of dilution:
Employee stock options	254,950	274,141	159,601
Convertible bonds	170,030	25,026	120,548

Adjusted weighted average of shares outstanding assuming dilution	18,974,284	19,053,136	18,691,071

Retroactively adjusted weighted average of shares outstanding	18,549,304	18,753,969	—

Retroactively adjusted weighted average of shares outstanding assuming dilution	18,974,284	19,053,136	—

Earnings per share (in dollars) - basic
Net income	0.76	1.70	0.38

Earnings per share (in dollars) - diluted
Net income	0.74	1.67	0.38

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.	Merger

In order to integrate resources, reduce operating costs, enlarge business scales, and improve its financial structure, profitability and global competitiveness, based on the resolution of the board of directors’ meeting on February 26, 2004, the Group merged with SiSMC, the dissolved company, on July 1, 2004. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Group since July 1, 2004. The accounting treatment regarding the merger is in compliance with the ROC SFAS No. 25 “Enterprise Mergers - Accounting of Purchase Method.

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

(4)	Acquisition cost and the types, quantities, and amounts of securities issued for the merger:

According to the agreement, 357,143 thousand common shares, amounting to NT$3,571 million, were newly issued by the Company for the merger. The newly issued shares were allocated to the dissolved company’s shareholders in proportion to their ownership. 2.24 common shares were exchanged for 1 new share. Since SiSMC was not a public company, there is no market value. Thus, the acquisition cost was determined based on the appraisal made by China Property Appraising Center Co., Ltd.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5)	Amortization method and useful lives for goodwill or deferred credit:

The difference between the acquisition cost and the fair value of identifiable net assets was recognized as goodwill, which was to be amortized under the straight-line method for 15 years according to the Article 35 of Enterprise Mergers and Acquisitions Law of the R.O.C.

(6)	Contingent price, warrants, or commitments and accounting treatments in the merger contracts:

None.

(7)	Decisions of disposal of significant assets from the merger:

None.

(8)	Pro forma information on operating results:

The pro forma operating results from January 1, 2004 to June 30, 2004 of SiSMC are included in the following pro forma information. The pro forma information on the operating results stated below is based on the assumption that the Group merged with SiSMC on January 1, 2003 and 2004.

	For the year ended December 31,
	2003	2004
(Shares expressed in thousands)	NT$’000	NT$’000
Net operating revenues	102,508,661	131,446,247
Net income	12,968,078	30,669,982
Weighted average of shares outstanding	18,981,931	18,969,094
Earnings per share-basic (in dollars)	0.68	1.62

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.	Related Party Transactions

Name of related parties	Relationship with the Company
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.) (Toppan)	Equity investee

Holtek Semiconductor Inc. (Holtek)	Equity investee

Unitech Capital Inc.	Equity investee

ITE Tech. Inc.	Equity investee

Unimicron Technology Corp.	Equity investee

Novatek Microelectronics Corp. (Novatek)	Equity investee

Faraday Technology Corp. (Faraday)	Equity investee

Silicon Integrated Systems Corp. (SiS)	Equity investee

AMIC Technology Corp.	Equity investee

Pacific Venture Capital Co., Ltd.	Equity investee

Aptos (Taiwan) Corp. (Aptos) (merged into Chipbond Technology Corporation on September 1, 2005)	Equity investee

XGI Technology Inc	Equity investee

Chiao Tung Bank Co., Ltd. (Chiao Tung) (ceded the supervisory role on May 30, 2005)	The Company’s supervisor

Davicom Semiconductor, Inc.	Subsidiary’s equity investee

Uwave Technology Corp. (formerly United Radiotek Inc.)	Subsidiary’s equity investee

UCA Technology, Inc.	Subsidiary’s equity investee

Afa Technologies, Inc.	Subsidiary’s equity investee

Star Semiconductor Corp.	Subsidiary’s equity investee

Aevoe Inc.	Subsidiary’s equity investee

USBest Technology Inc.	Subsidiary’s equity investee

Smedia Technology Corp.	Subsidiary’s equity investee

U-Media Communications, Inc.	Subsidiary’s equity investee

Chip Advanced Technology Corp.	Subsidiary’s equity investee

Crystal Media Inc.	Subsidiary’s equity investee

ULi Electronics Inc.	Subsidiary’s equity investee

HARVATEK Corp.	Subsidiary’s equity investee

Mobile Devices Inc.	Subsidiary’s equity investee

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant Related Party Transactions

(1)	Operating revenues

	For the year ended December 31,
	2003		2004		2005
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000		NT$’000
Novatek	3,789,267	4	4,352,639	3	6,159,104	6
Others	3,344,866	3	6,026,161	5	6,323,186	6

Total	7,134,133	7	10,378,800	8	12,482,290	12

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for related parties, overseas sales was net 30~60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

(2)	Notes receivable

	As of December 31,
	2004		2005
	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000
Holtek	39,034	95	62,136	100

(3)	Accounts receivable, net

	As of December 31,
	2004		2005
	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000
SiS	680,936	5	1,235,010	8
Novatek	732,496	5	1,126,558	7
Others	574,450	4	588,943	4

Total	1,987,882	14	2,950,511	19

Less : Allowance for sales returns and discounts	(119,415)		(51,544)
Less : Allowance for doubtful accounts	(21,976)		(30,672)

Net	1,846,491		2,868,295

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	Loans

For the year ended December 31, 2003
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month
	NT$’000		NT$’000		NT$’000
Chiao Tung	865,796	January	282,547	1.66%-2.68%	15,840

For the year ended December 31, 2004
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month
	NT$’000		NT$’000		NT$’000
Chiao Tung	282,547	January	—	1.83%-2.53%	2,453

(5)	Other transactions

The Group has made several other transactions, including service charges, joint development expenses of intellectual property, subcontract expenses and commissions etc., with related parties totaling approximately NT$348 million, NT$602 million and NT$518 million for the years ended December 31, 2003, 2004 and 2005, respectively.

As of December 31, 2004, the joint development contracts of intellectual property entered into with related parties have amounted to approximately NT$2,203 million, and a total amount of NT$1,157 million has been paid. As of December 31, 2005, the joint development contracts of intellectual property entered into with related parties have amounted to approximately NT$2,250 million, and a total amount of NT$1,550 million has been paid.

The Company has purchased approximately NT$524 million, NT$442 million, and NT$486 million of masks from Toppan during the years ended December 31, 2003, 2004 and 2005, respectively.

As of December 31, 2004 and 2005, other receivables arising from the usage of facilities and rental revenues from related parties are NT$21 million and NT$16 million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.	Assets Pledged as Collateral

As of December 31, 2004 and 2005, the following assets have been pledged as collateral against certain obligations of the Group.

As of December 31, 2004

	Amount	Financial institution that assets were pledged to	Purpose of pledge
	NT$’000
Deposits-out (Time deposit)	528,627	Customs	Customs duty guarantee
Machinery and equipment	30,054,212	The International Commercial Bank of China and the Citi Bank	Bonds payable

Total	30,582,839

As of December 31, 2005

	Amount	Financial institution that assets were pledged to	Purpose of pledge
	NT$’000
Deposits-out (Time deposit)	525,730	Customs	Customs duty guarantee
Restricted deposits (Time deposit)	555,800	The International Commercial Bank of China	Short-term loans
Deposits-out (Time deposit)	2,500	The Farmer Bank of China	Payment guarantee
The Stocks of the Company held by the subsidiaries	21,712,280	Chinatrust Commercial Bank	Short-term loans

Total	22,796,310

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.	Commitments and Contingent Liabilities

(1)	The Company has entered into several patent license agreements and joint development contracts of intellectual property for a total contract amount of approximately NT$20 billion. Royalties and joint development fees for the future years are set out as follows:

For the year ended December 31,	Amount
NT$’000
2006	5,118,626
2007	1,881,394
2008	494,844
2009	274,548
2010	101,928

Total	7,871,340

(2)	The Group signed several construction contracts for the expansion of its factory space. As of December 31, 2005, these construction contracts have amounted to approximately NT$0.59 billion and the unpaid portion of the contracts was approximately NT$0.48 billion.

(3)	The Group entered into several operating lease contracts for land and offices. These operating leases expire in various years through 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
NT$’000
2006	$230,960
2007	213,010
2008	206,530
2009	190,081
2010	187,866
2011 and thereafter	1,899,443

Total	$2,927,890

(4)	UMCJ has entered into operating lease contracts for machinery and equipment. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
NT$’000
2006	$749,278
2007	1,798,523

Total	$2,547,801

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5)	Oak Technology, Inc. ( Oak ) and UMC entered into a settlement agreement on July 31, 1997 concerning a complaint filed with the United States International Trade Commission ( ITC ) by Oak against UMC and others, alleging unfair trade practices based on alleged patent infringement regarding certain CD-ROM controllers (the first Oak ITC case). On October 27, 1997, Oak filed a civil action in a California federal district court, alleging claims for breach of the settlement agreement and fraudulent misrepresentation. In connection with its breach of contract and other claims, Oak seeks damages in excess of US$750 million. UMC denied the material allegations of the Complaint, and asserted counterclaims against Oak for breach of contract, intentional interference with economic advantage and rescission and restitution based on fraudulent concealment and/or mistake. UMC also asserted declaratory judgment claims for invalidity and unenforceability of the relevant Oak patent. On May 2, 2001, the United States Court of Appeals for the Federal Circuit upheld findings by the ITC that there had been no patent infringement and no unfair trade practice arising out of a second ITC case filed by Oak against UMC and others. Based on the Federal Circuit’s opinion and on a covenant not to sue filed by Oak, UMC’s declaratory judgment patent counterclaims were dismissed from the district court case. In November 2002, UMC filed motions for summary judgment on each of Oak Technology’s claims against UMC. In that same period, Oak Technology filed motions seeking summary judgment on UMC’s claims for fraudulent concealment and intentional interference with economic advantage, and on various defenses asserted by UMC. In May 2005, the Court issued the following orders: (i) granting UMC’s motion for summary judgment on Oak Technology’s claim for breach of the settlement agreement; (ii) granting in part and denying in part UMC’s motion for summary judgment on Oak Technology’s claim for breach of the implied covenant of good faith and fair dealing; (iii) denying a motion by UMC for summary judgment on Oak Technology’s fraud claim based on alleged patent invalidity under 35 U.S.C. § 112; (iv) granting Oak Technology’s motion for summary judgment on UMC’s fraudulent concealment claims; and (v) granting a motion by Oak Technology for summary judgment on certain of UMC’s defenses. On February 9, 2006, the parties entered a settlement agreement in which UMC, Oak and Zoran (the successor to Oak) fully and finally released one another from any and all claims and liabilities arising out of the facts alleged in the district court case. The terms of settlement are confidential, and, except for the obligation to keep the terms confidential, impose no obligation on UMC.

(6)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7)	The Company has entered into contracts for the purchase of materials and masks with certain vendors. These contracts oblige the Company to purchase specified amounts or quantities of materials and masks. Should the Company fail to fulfill the conditions set out in the contracts, the differences between the actual purchase and the required minimum will be reconciled between the Company and its vendors.

(8)	On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the Company’s facilities. On February 18, 2005, the Company’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer. Furthermore, from the very beginning Hejian had a verbal indication that, at the proper time, the Company would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. Notwithstanding the foregoing, no written agreement was made and executed at that time. Upon the Company’s request to materialize the verbal indication of Hejian by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the outstanding shares of the holding company of Hejian in return for the Company’s past assistance and for continued assistance in the future.

The holding company has already issued a total of 700 million shares and the subscription price per share in the last offering is US$1.1. Therefore, the total market value of the holding company is estimated at over US$700 million, with 15% of this figure being worth more than US$110 million. Immediately after the Company had received the offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of the said shares to the Company. Furthermore, the representative of Hejian is putting the shares in escrow to protect the Company’s interests. In the event Hejian distributes any stock dividend or cash dividend, the Company’s stake in Hejian will accumulate accordingly.

In April 2005, the Company’s former Chairman Mr. Robert H.C. Tsao was personally fined in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, the Company was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. The Company and its former Chairman Mr. Robert H.C. Tsao have filed for

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

administrative appeal and reconsideration with ROC FSC and TSE, respectively. As of December 31, 2005, the result of such reconsideration and administrative appeal has not been finalized.

(9)	In May 2005, as part of the settlement arrangement in a lawsuit of which UMCi was a defendant, we entered into memoranda of understanding pursuant to which such lawsuit was discontinued and, in exchange, inter alia, we agree to apply the Ultra Pure Water System currently in use at Fab 12i (the “System”) in accordance with our vendor’s operating instructions. Notwithstanding the foregoing, we are permitted to make certain modifications to the System, subject to the terms of the memoranda of understanding, should we consider such modifications necessary.

(10)	We entered into a guarantee agreement with IBJ Leasing Co., Ltd., or IBJ Leasing on November 24, 2005 to guarantee the certain obligations of UMCJ under a lease agreement between UMCJ and IBJ Leasing. The value of the guarantee as of December 31, 2005 was NT$2,932 million.

29.	Significant Disaster Loss

None.

30.	Significant Subsequent Events

(1)	For the Company’s assistance to Hejian Technology Corp., the Company’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by the Company, where indicted on charges of breaking the Business Accounting Law and giving rise to breach of trust under the Criminal Law by Hsinchu District Court’s Prosecutor’s Office on January 9, 2006.

Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of the Company’s Chairman, Vice Chairman and directors prior to the announcement of public prosecution; for this reason, at the time of public prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as the Company’s directors and had not executed their duties as the Company’s Chairman and Vice Chairman. Any future consequences of the public prosecution would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns; the Company would not be subject to the indictment regarding to such case.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On February 15, 2006, the Company was fined in the amount of NT$5 million on the grounds of unauthorized investment activities in Mainland China, implicating the violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs. However, as the Company believes it was unreasonably fined, it will file an administrative appeal pursuant to relevant laws.

(2)	On January 27, 2006, the Company had sold 58,500 thousand shares of Hsun Chieh Investment Co., Ltd. resulting in the shareholding percentage dropping from 99.97% to 36.49%. For that reason, Hsun Chieh Investments Co., Ltd. was no longer the subsidiary of the Company and thus any shares of the Company held by Hsun Chieh Investments Co., Ltd. shall be reclassified from treasury stock to long-term investments in the Company’s books, of which NT$10,881 million was recorded in effect under long-term investments and stockholders’ equity, respectively.

(3)	The board of directors’ meeting held on February 15, 2006, has approved a purchase plan of 1 billion treasury stocks from the TSE for the purpose of maintaining the interest of the Company’s creditability and its shareholders, starting from February 16, 2006 till April 15, 2006.

(4)	The board of directors’ meeting held on May 22, 2006, has approved a purchase plan of 400 million treasury stocks from the TSE for the purpose of transferring to employees, starting from May 23, 2006 till July 22, 2006.

31.	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32.	Financial Instruments

(1)	Financial instruments

	As of December 31,
	2004		2005
Non-derivative Financial Instruments	Book Value	Fair Value	Book Value	Fair Value
	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets
Cash and cash equivalents	101,381,973	101,381,973	108,626,800	108,626,800
Marketable securities	3,143,697	3,176,319	4,883,121	5,338,752
Notes and accounts receivables	14,007,099	14,007,099	16,002,798	16,002,798
Long-term investments	32,712,278	75,610,904	29,679,759	70,014,207
Deposits-out	3,322,107	3,322,107	678,929	678,929

Financial liabilities
Short-term loans	2,986,919	2,986,919	6,136,336	6,136,336
Payables	23,113,196	23,113,196	19,168,525	19,168,525
Capacity deposits (current portion)	850,849	850,849	657,600	657,600
Bonds payable (current portion included)	45,838,764	46,218,765	51,942,159	52,517,633
Long-term loans (current portion included)	23,710,500	23,710,500	—	—

Derivative Financial Instruments
Credit-linked deposits and repackage bonds - Trading purpose	2,942,434	2,942,434	1,116,806	1,126,018
Interest rate swaps - Non-trading purpose	35,532	(416,149)	(95,634)	(730,191)
Forward contracts - Non-trading purpose	38,633	38,633	—	—

The methods and assumptions used to measure the fair value of financial instruments are as follows:

a.	The book values of short-term financial instruments approximate to fair values due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short-term loans, current portion of capacity deposits, and payables.

b.	If the fair values of credit-linked deposits and repackage bonds are not available, the fair values at the balance sheet date are assessed by all other available information. The majority of investment portfolios of the credit-linked deposits and repackage bonds are in the form of corporate bonds with maturity of two years or less.

c.	The fair values of marketable securities and long-term investment are based on the quoted market value. If the market values of marketable securities and long-term investments are unavailable, the Group will assess all other available information to determine the fair values.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d.	The fair values of deposits-out are based on the book values because of the short-term maturity renewed periodically.

e.	The fair values of bonds payable are determined by the quoted market price. The book values of long-term loans approximate the fair values as the loans bear floating rates.

f.	The fair values of derivative financial instruments are based on the amount the Group expects to receive (positive) or to pay (negative) assuming that the contracts are settled early at the balance sheet date.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	The Company and its subsidiary, UMC Japan, held credit-linked deposits and repackage bonds for the earning of interest income. Details are disclosed as follows:

a.	Principal amount in original currency

As of December 31, 2004

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
Ching Feng Home Fashions Co., Ltd. European Convertible Bonds	USD	2 million	2005.12.19
Hannstar Display Corp. European Convertible Bonds	USD	5 million	2005.10.19
UMC Japan European Convertible Bonds	JPY	640 million	2007.03.28
UMC Japan European Convertible Bonds	JPY	600 million	2007.11.29
UMC Japan European Convertible Bonds	JPY	400 million	2007.11.29
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	3 million	2005.05.23
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	2 million	2005.05.23
Advanced Semiconductor Engineering Inc. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC Japan

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	1,000 million	2007.11.29
UMC Japan European Convertible Bonds	JPY	2,000 million	2007.11.28
UMC Japan European Convertible Bonds	JPY	1,100 million	2007.03.29

As of December 31, 2005

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC Japan European Convertible Bonds	JPY	640 million	2007.03.28
Advanced Semiconductor Engineering Inc. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UMC Japan

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	500 million	2007.03.29

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary, UMC Japan, may receive nil or less than full amount of these investments. The Company and its subsidiary-UMCJ have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will reach maturity within two years and are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

(3)	The Company entered into interest rate swap and forward contracts and its subsidiary, UMC Japan, entered into forward contracts for hedging the interest rate risks arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risks arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk, and not for trading purpose. The relevant information on the derivative financial instruments entered into by the Company and its subsidiary, UMC Japan, is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risks on its counter-floating rate domestic bonds issued from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of December 31, 2004, and 2005, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$ 7,500 million	May 20, 2003 to May 20, 2008	4.0% minus USD 12-month LIBOR	1.52%
NT$ 7,500 million	May 20, 2003 to May 20, 2010	4.3% minus USD 12-month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company and its subsidiaries, UMC Japan are summarized as follows:

As of December 31, 2004

The Company

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 77 million	December 23, 2004 to January 20, 2005

UMC Japan

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 10 million	December 30, 2004 to January 04, 2005

c.	Transaction risk

(a)	Credit risk

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

d.	The presentation of derivative financial instruments on financial statements

The net receivables or payables resulting from interest rate swap and forward contracts were recorded under current assets or current liabilities.

The Company

As of December 31, 2004 and 2005, the balance of current assets and current liabilities arising from interest rate swap was NT$36 million and NT$96 million, respectively.

As of December 31, 2004 and 2005, the balance of current assets arising from forward contracts was NT$39 million and nil, respectively, and the related exchange losses of NT$260 million and NT$415 million were recorded under non-operating expenses for the year ended December 31, 2004 and 2005, respectively.

UMC Japan

As of December 31, 2004 and 2005, the balance of current liabilities arising from forward contracts was JPY 0.35 million and nil, respectively, and the related exchange gain and losses of JPY 163 million and JPY 25 million were recorded under non-operating expenses and non-operating incomes for the year ended December 31, 2004 and 2005, respectively.

(4)	Details of subsidiaries that hold the Company’s stocks are as follows:

December 31, 2004

Subsidiary	No. of Shares (in thousands)	Amount	Purpose
Hsun Chieh	543,732	$29,592,654	Long-term investment
Fortune	19,808	$171,857	Long-term investment

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

Subsidiary	No. of Shares (in thousands)	Amount	Purpose
Hsun Chieh	599,696	$29,592,654	Long-term investment
Fortune	21,847	$171,857	Long-term investment

33.	Segment Information

(1)	Operations in different industries

The Group operates as one segment because our major business is operating as a full service semiconductor foundry.

(2)	Operations in different geographic areas

The geographic region to which revenue is assigned is based on the location of the Group or its subsidiaries to which revenue earned from external customers is attributable.

	For the year ended December 31,
	2003		2004		2005
	Net operating Revenues	Long-lived assets	Net operating Revenues	Long-lived assets	Net operating Revenues	Long-lived assets
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
North America	35,698,268	32,072	54,856,841	72,668	43,506,307	36,892
Asia, excluding Japan	42,870,696	134,234,815	43,374,386	182,794,984	43,182,032	153,614,431
Europe	6,585,952	21,207	19,824,939	15,116	6,937,020	5,068
Japan	10,548,816	18,722,539	11,134,574	16,566,934	6,690,623	9,192,140

	95,703,732	153,010,633	129,190,740	199,449,702	100,315,982	162,848,531

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

34.	US GAAP Reconciliation

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

Translations of amounts from New Taiwan dollars (NT$) into United States dollars for the reader’s convenience were calculated at the noon buying rate of US$1.00 to NT$32.8 on December 30, 2005 in The City of New York for cable transfers of NT$ as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the NT$ amounts could have been, or could be, converted into United States dollars at such rate.

(1)	Compensation

Remuneration to directors and supervisors – The Company’s Articles of Incorporation requires a cash remuneration payment to its directors and supervisors from appropriating a portion of distributed earnings. Under ROC GAAP, such payments are charged directly to retained earnings in the period when shareholders approve such payment. Under US GAAP, such cash payments should be recorded as compensation expense in the period when services are rendered.

Treasury stock transferred to employees – From time to time, the Company acquires its common stocks and reissues them to certain employees to compensate them for their productivity and loyalty. Under ROC GAAP, the difference, if any, between the cost paid by the Company for the treasury stock and the cash received from our employees is charged to a shareholders’ equity account. Under US GAAP, the Company recognizes compensation expense based on the difference between the fair market value of the stock on the date of grant and the amount of cash received from the employees. The fair market value of our treasury stock is determined based on the quoted market price of our common stock on the date of grant.

Employees bonuses – Certain employees of the Company are entitled to bonuses, which are determined in accordance with the provisions of the Company’s Articles of Incorporation (“AOI”) and settled in the form of cash or new shares, as discussed in Note 21. Under ROC GAAP, such bonuses are treated as an appropriation of retained earnings and the amount, recorded at the par value of the common shares issued, would be charged against retained earnings in the period when the shareholders’ approval is obtained. Under US GAAP, the fair

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

value of employees’ bonuses is recognized as compensation expense. Pursuant to the AOI, the Company must pay a minimum employee bonus when certain objectively determinable financial criteria are met as at the year-end date. Shareholders’ approval of the minimum employee bonus in the subsequent year is determined to be reasonably assured. Accordingly, the minimum employee bonus is accrued, based on the fair value of the shares at the balance sheet date, as a compensation expense in the period when services are rendered. If the shareholders of the Company approve an amount in excess of the minimum employee bonus, an additional compensation expense is recorded based on the fair value of the additional shares issued at the time when such approval is obtained.

The following tables reflect the above noted differences between US GAAP and ROC GAAP:

	For the year ended December 31,
	2003	2004	2005
	NT$’000	NT$’000	NT$’000
Net income impact of compensation adjustments:
Remuneration to directors and supervisors	(11,903)	(28,659)	(4,671)
Treasury stock transferred to employees	(699,742)	—	—
Employees’ bonuses
Accrual	(1,838,363)	(2,527,721)	(756,007)
Adjustment to fair market value	(433,422)	(1,235,278)	(1,560,280)

Total employees’ bonuses	(2,271,785)	(3,762,999)	(2,316,287)
Allocation to inventories, net of prior period allocations to inventories which are sold in current period	68,436	40,607	(120,045)

Total net income adjustment under US GAAP relating to compensation	(2,914,994)	(3,751,051)	(2,441,003)

	As of December 31,
	2004	2005
	NT$’000	NT$’000
Stockholders’ equity impact of compensation adjustments:
Remuneration to directors and supervisors	(28,659)	(6,324)
Employees’ bonuses	182,381	62,336

Total stockholders’ equity adjustment under US GAAP relating to compensation	153,722	56,012

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Equity Investments - Net income variance between US GAAP and ROC GAAP

The Group’s proportionate share of the income (loss) from an equity investee under ROC GAAP may differ from US GAAP if the equity investee’s net income (loss) is different under the two GAAPs. Those differences for the equity investees include accounting for compensation, technological know-how and investment in marketable securities.

(3)	Investments in Debt and Equity Securities

Under ROC GAAP, marketable securities are classified as either short-term or long-term investments and carried at the lower of aggregate cost or market value. The determination of whether an investment is short-term or long-term takes into consideration the Group’s ability and intention to hold those securities, whether the securities have quoted market prices and whether the securities are actively bought and sold by the Group. All unrealized losses for short-term investments are recognized in the statement of income. Unrealized gains are recognized in the statement of income to the extent they represent recoveries of previously recorded losses. Unrealized gains in excess of original cost are not recognized until realized. For long-term investments, a decline in market value below cost is charged to stockholders’ equity unless this decline is not expected to be recovered in the future in which case, the decline is charged as a loss to the statement of income. Unrealized appreciation in market value above original cost is not recognized until realized. Effective from January 1, 2006, the new accounting standard ROC SFAS No. 34, “Accounting for Financial Instruments” (“ROC SFAS 34”) requires equity securities, other than those accounted for under the equity method and cost method, and debt securities to be classified as trading, available-for-sale, or held-to-maturity securities.

Under US GAAP, according to Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), equity securities, over which the Group exercises no significant influence or control and with readily determinable fair values, and debt securities are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income except for unrealized losses that are deemed to be other than temporary which are charged to earnings.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a)	Change in fair value of investments

The Group’s investments in marketable securities for trading purposes are classified as short-term investments under ROC GAAP and as trading securities under US GAAP. The unrealized gains and losses for the years ended December 31, 2003, 2004 and 2005 on trading securities still held at each of the respective balance sheet dates were NT$495 million, NT$(375) million and NT$246 million, respectively.

The Group holds investments in convertible bonds which are convertible to the common stock of the issuer. Under ROC GAAP, these investments were accounted for in whole as short-term investments. Under US GAAP, pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), holders of investments in convertible bonds must bifurcate the embedded conversion options and separately account for them at fair value, unless the underlying investment has been already accounted for at fair value under SFAS 115. In 2003, the Company held one convertible bond investment with its host contract classified as an available-for-sale security. The equity option was fair valued as NT$(10) million using an option-pricing model and bifurcated from the host bond investment with a carrying value of NT$29 million. Changes in fair value of such options amounted to NT$2 million reported in earnings for the year ended December 31, 2003. In 2004 and 2005, all of our investments in convertible bonds were accounted for as trading securities and recorded at fair value in accordance with SFAS 115; hence the equity option is not required to be separately accounted for under SFAS 133.

The Group holds equity securities, over which the Group does not have the ability to exercise significant influence or control, that are classified as long-term investments under ROC GAAP; whereas under US GAAP, such equity securities are classified as available-for-sale securities. Information on sales of available-for-sale equity securities for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Proceeds from sales	Gross realized gains	Gross realized losses
	NT$’000	NT$’000	NT$’000
For the year ended December 31, 2003	7,931,116	5,465,928	92,517
For the year ended December 31, 2004	17,663,280	11,972,460	15,431
For the year ended December 31, 2005	9,583,984	7,753,883	26,876

Information on available-for-sale equity securities still held at each balance sheet date is as follows:

	Fair Value	Total unrealized gains	Total unrealized losses	Net unrealized gains (losses)
	NT$’000	NT$’000	NT$’000	NT$’000
As of December 31, 2003	49,792,187	33,979,754	792,858	33,186,896
As of December 31, 2004	27,432,594	19,490,852	25,926	19,464,926
As of December 31, 2005	56,701,193	41,687,645	93,643	41,594,002

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group did not transfer any available-for-sale securities to trading securities for the years ended December 31, 2003, 2004 and 2005. For the years ended December 31, 2003, 2004 and 2005, NT$3,037 million, NT$10,791 million and NT$6,176 million respectively, were reclassified from other comprehensive income to the statement of income upon the disposal of available-for-sale securities.

(b)	Impairment of investments in securities

Under ROC GAAP, for long-term investments over which the Group does not have the ability to exercise significant influence or control, unrealized losses would be reported on the statement of income if evidence indicates that the value of an investment has been impaired and is unlikely to recover in the future. Nevertheless, ROC GAAP does not provide additional definition or guidance on how to assess the likelihood of future recovery. Under US GAAP, for individual securities classified as either available-for-sale or held-to-maturity, the Group would determine whether a decline in fair value below cost is other than temporary pursuant to guidance provided by SFAS 115 and EITF 03-1. When determining the impairment or other-than-temporary decline, the Group considers, among other factors, all available information concerning the future prospects of investments including the investees’ financial statements, analyst reports and industry specific publications, and observes whether there are significant adverse changes in the general market condition where the investees operate, significant deteriorations in their earnings performance, and any significant going concerns issues. In general, a decline in market value below cost for a continuous period of six months is considered to represent an other-than-temporary decline unless there is persuasive evidence to the contrary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value with a charge against earnings. Accordingly, net income under US GAAP would be increased (decreased) by NT$781 million, NT$(3,050) million and nil for the year ended December 31, 2003, 2004 and 2005 respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(c)	Difference in application of equity accounting

Under ROC GAAP, equity investments where an investor company has an ownership interest of at least 20% are generally required to be accounted for under the equity method. However, when there is evidence indicating that the investor company does not have significant influence over the equity investee, despite an ownership interest of 20% or more, the investor company should not account for the equity investee under the equity method. On the contrary, when there is evidence indicating that the investor company has significant influence over the equity investee’s operating and financial policies, despite an ownership interest of less than 20%, the investor company should account for the equity investee under the equity method. For example, when an investor company’s ownership percentage of an investee’s outstanding common stock is the highest among shareholders, the investor company is considered to have significant influence over the investee and equity accounting shall be applied, despite an ownership interest of less than 20%. Under US GAAP, the Group is required to use the equity method to account for an investment in common stock when the investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee. An investment (direct or indirect) of 20% or more of the voting stock of an investee leads to a presumption that in the absence of evidence to the contrary, an investor has the ability to exercise significant influence over an investee. The fact that an investor company’s ownership percentage of an investee’s outstanding common stock is the highest among shareholders does not qualify for a relationship of significant influence and hence equity accounting shall not be applied unless the investor holds more than 20% of the voting rights. Thus, the difference between US GAAP and ROC GAAP in this respect would result in a decrease in investment loss (income) accounted for under the equity method of NT$465 million, NT$861 million and NT$(175) million and an increase in unrealized gain on available-for-sale securities of NT$750 million, NT$148 million and NT$13,860 million, for the year ended December 31, 2003, 2004 and 2005 respectively.

(d)	Adjustments due to change in ownership of investees

When the convertible bonds issued by the Group’s subsidiary or equity investee are required by bondholders of the third parties to be converted into the issuer’s common shares, or the Group converts its investment in convertible bonds issued by its equity investee into the investee’s common shares, the Group’s relative ownership interest in the subsidiary or equity investee may change. Under ROC GAAP, the change in the Group’s proportionate share in the net assets of its investee resulting from its subscription to additional shares of stock, issued by such investee, at the rate not proportionate to its existing equity ownership in such investee, is recorded to the capital reserve and long-term investments account.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under US GAAP, a dilution of ownership interest is recognized as a gain or loss in the statement of income upon conversion, as long as the value of the proceeds can be objectively determined and the realization of the gain is reasonably assured at the time of conversion. For the years ended December 31, 2003, 2004 and 2005, approximately NT$70 million, NT$9 million and NT$17 million were reclassified from capital reserve to a gain in the statement of income relating to these transactions. In addition, under US GAAP, the increase in ownership interest is treated as a purchase of additional shares and the difference between the total cost of the investment and the proportionate share of the fair value of net assets is allocated to goodwill, which was amortized over the estimated useful lives prior to January 1, 2002. Upon the first adoption of the SFAS No. 141, “Business Combination” (“SFAS 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) issued under US GAAP by the Group on January 1, 2002, goodwill created from acquisition is no longer amortized.

(4)	Technological Know-how

The Group has entered into three joint ventures through 1995 and 1996. In addition to cash contribution from both of the Group and the joint venture partners, the Group has also contributed technological know-how for shares of the joint venture companies. Both parties have mutually agreed to the value of the transferred technological know-how before transferring the shares.

Under ROC GAAP, the Group only recognizes the cash contribution as the investment’s initial cost because the technological know-how contributed is internally generated intangible asset with no carrying value. However, the joint ventures debit the value of the technological know-how as intangible assets and credit it as stockholders’ equity. The resulted differences between the cash contributed and the proportionate share of the net assets in the joint ventures are amortized to our investment income over the estimated useful life of the technological know-how.

Under US GAAP, the Group initially records its investment at cost, representing the amount of cash and/or net book value of non-cash assets contributed. The joint ventures normally record cash at the received amount, non-cash assets at fair value, and intangible assets at the predecessor basis, which is normally zero. The joint ventures do not recognize the value of the technological know-how contributed, and thus causing a difference from ROC GAAP.

This practice only applies to entities that are being consolidated or accounted for under the equity method.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5)	Convertible and Exchangeable Bond Liabilities

Convertible Bonds

Under ROC GAAP, when convertible bonds are issued, the entire instrument is recorded as a liability at an amount equal to the proceeds received. Any discount or premium to the par value of the convertible bond is amortized to the statement of income by using the effective interest rate method. If the convertible bonds contain a redemption premium above its par value amount, the excess is accrued, using the effective interest rate method, over the period to redemption as a charge to interest expense. Upon conversion, the carrying value of the bond is credited to common stock at its par value and the difference between the carrying value of the bond and the par value of stock is recorded to capital reserve. No gain or loss is recognized. Effective from January 1, 2006, ROC SFAS No. 34 and ROC SFAS No. 36, “Financial Statement Presentation and Disclosure of Financial Instruments” (“ROC SFAS 36”) require derivative embedded in hybrid instrument, if not clearly and closely related to the host contract, to be bifurcated and accounted for at fair value.

Under US GAAP, in accordance with SFAS 133, the conversion feature embedded in a bond does not have to be separately accounted for as a derivative at fair value, if the feature is indexed only to the issuer’s own stock and would otherwise be classified as stockholders’ equity in the issuer’s statement of financial position.

The Company had issued a zero coupon convertible bond on December 12, 2001, totaling US$302.4 million. This U.S. dollar denominated convertible bond permits the bondholder to convert into either the Company’s common stock which is traded on the Taiwan Stock Exchange (denominated in New Taiwan Dollars) or into the Company’s ADS which is traded on the New York Stock Exchange (denominated in U.S. Dollars). The conversion terms contain a fixed foreign exchange feature which determines the rate at which the bond will be converted into New Taiwan Dollar stock. As a result, the combination of the conversion feature and the fixed foreign exchange rate results in a compound embedded derivative instrument which meets the definition of a derivative instrument under SFAS 133 and hence requires the compound embedded derivative to be fair valued. In addition to the compound derivative, the convertible bonds also contain a call feature, which gives the Group the right to redeem the bonds at the early redemption price under certain conditions before maturity. The conversion option with a fixed exchange rate feature and the call option are accounted for at fair value at each reporting date with any change in fair value reported to the statement of income. The difference between the bond face value and the amount attributed to the embedded derivative is amortized to interest expense over the term to maturity of the bond instrument. As of December 31, 2003, the fair value of the derivative was nil, resulting in a gain of NT$479 million and NT$17 million being recognized for the years ended December 31, 2002 and 2003, respectively. The Group recognized interest expense arising from the amortization of bond discount of NT$203 million and NT$29 million for the years ended December 31, 2003 and 2004, respectively. The convertible bond was fully repaid during 2004.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Exchangeable Bonds

Exchangeable bonds are similar to convertible bonds except that the former permit the holders to exchange the bonds into shares of a third party entity while the latter permit the holders to convert the bonds into shares of the bond issuer. Under ROC GAAP, when exchangeable bonds are issued, the entire instrument is recorded as a liability at an amount equal to the proceeds received and any discount or premium to the par value is amortized to the statement of income by using the effective interest rate method. If an exchangeable bond is exchanged into the underlying securities, a gain or loss is recognized in the statement of income for the difference, if any, between the carrying value of the bond and the carrying value of the securities exchanged. Effective from January 1, 2006, the new accounting standards ROC SFAS 34 and ROC SFAS 36 require derivative embedded in hybrid instrument, if not clearly and closely related to the host contract, to be bifurcated and accounted for at fair value.

Under US GAAP, pursuant to SFAS 133, the exchange feature which is indexed to the security of a third party entity qualifies as a derivative instrument and is required to be accounted for at fair value with changes in fair value reported on the statement of income. The Group had two U.S. dollar-denominated exchangeable bonds issued in May 2002 and July 2003, totaling US$235 million and US$205.8 million, respectively. The underlying securities into which they can be exchanged are the third party entity’s common stocks traded on the Taiwan Stock Exchange (denominated in New Taiwan Dollars) or into its ADS securities which are traded on the New York Stock Exchange (denominated in U.S. Dollars). The exchangeable bonds contain a fixed foreign exchange feature which determines the rate at which the bonds will convert into common stock if exchanged. Also, the terms of the bonds permit the Group to redeem the bonds at the early redemption price if certain conditions are met. Therefore, the exchangeable bonds which contain a compound derivative instrument, comprising of the exchange option with a fixed foreign exchange rate feature and a call option, is recognized at fair value with any changes to fair value recorded to the statement of income. The difference between the bond face value and the amount attributed to the embedded derivative is amortized to interest expenses over the term of the bond instrument. As of December 31, 2004 and 2005, the fair value of the compound derivative instrument was NT$183 million and NT$734 million, respectively, resulting in a gain (loss) of NT$(365) million, NT$520 million and NT$(946) million being recognized for the years ended December 31, 2003, 2004 and 2005, respectively. The Group also recognized interest expense arising from the amortization of bond discount of NT$102 million, NT$59 million and NT$27 million for the years ended December 31, 2003, 2004 and 2005, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6)	Goodwill

Under ROC GAAP, the fair value of the net assets received is deemed to be the value of the consideration for the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits in January 2000. The acquisition cost of the merger with SiSMC was determined using the market price of the shares exchanged by the Company. Under US GAAP, EITF No. 99-12 requires that the securities exchanged be valued based on the market prices a few days before and after the date when the terms of the acquisition are agreed to and announced. The acquisition was accounted for using the purchase method of accounting and the purchase price was determined using the market value of the shares exchanged. The difference between the fair value of the shares exchanged and the fair value of the net assets acquired created goodwill.

For 2005 and prior years, pursuant to SFAS No. 25 “Business Combinations – Accounting Treatment under Purchase Method” issued under ROC GAAP (“ROC SFAS 25”) and “Business Mergers And Acquisitions Act”, goodwill was amortized by using the straight-line method over a period of 15 years. Effective from January 1, 2006, goodwill will cease to be amortized in accordance with ROC SFAS No. 25 amended later on December 22, 2005. Furthermore, according to the adoption of ROC SFAS No. 35, “Accounting for Asset Impairment” (“ROC SFAS 35”) announced in July 2004, goodwill is subject to an impairment test since January 1, 2005 on an annual basis or more frequently whenever events and circumstances change indicating goodwill may be impaired. Our assessment includes identifying the goodwill-allocated cash generating unit (“CGU”), determining the recoverable amount of CGU by using discounted cash flow analysis, and ultimately comparing the recoverable amount with the carrying amount of CGU including goodwill. If CGU’s carrying amount is greater than its recoverable amount, an impairment loss is recognized and the impairment of goodwill cannot be reversed.

Under US GAAP, upon the adoption of SFAS 141 and 142 on January 1, 2002, the goodwill ceased to be amortized and is subject to an annual impairment test or more frequently when events and circumstances indicate a possible impairment may exist. The Company has determined that it has one reporting unit whose fair value is best determined by its quoted market prices on the New York Stock Exchange (for its ADS securities) and on the Taiwan Stock Exchange (for its common stock). The fair value of the reporting unit is allocated to individual assets and liabilities to derive the fair value of the goodwill assigned to the reporting unit. If the carrying value of the goodwill is greater than its derived fair value, it is written down to its fair value with an impairment loss reported on the statement of income. Impairment of goodwill cannot be subsequently reversed. In the past, the quoted market prices on these stock exchanges have been very volatile, which we believe is reflective of the cyclical nature of our

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

business and industry. We experienced a gradual and continual decline in our stock price commencing in the second quarter of 2004. We believed the decline was primarily driven by lower investor confidence in the short-term prospects of the Taiwan semiconductor industry which also had the same impact on the stock prices of other semiconductor companies in Taiwan. Although our quoted stock price remained comparatively stable towards the end of 2005, the derived fair value of goodwill, which is determined using our quoted stock price as of December 31, was still in excess of its carrying value. As such, the Company recognized a goodwill impairment charge of nil, NT$39,795 million and NT$20,660 million for the years ended December 31, 2003, 2004 and 2005, respectively.

(7)	Earnings per Share

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of the numerators and denominators used in computing the basic and diluted earnings per share under US GAAP are as below:

	For the Year Ended 2005
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In dollar NT$
Net loss	(15,669,392)	—	—

Basic EPS and diluted EPS
Loss available to common stockholders	(15,669,392)	18,597,568	(0.84)

As of December 31, 2005, there were 975.320 million issued and outstanding stock options, zero coupon convertible bonds with a principal amount of US$381.4 million and 40.646 million contingently issuable shares, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

	For the Year Ended 2004
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In dollar NT$
Net Loss	(14,236,841)	—	—

Basic EPS and diluted EPS
Loss available to common stockholders	(14,236,841)	18,544,185	(0.77)

As of December 31, 2004, there were 973.858 million issued and outstanding stock options and 123.303 million contingently issuable shares, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

	For the Year Ended 2003
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In dollar NT$
Net Income	12,331,096	—	—

Basic EPS
Income available to common stockholders	12,331,096	18,232,959	0.68

Effect of Dilutive Securities
Employee stock options	—	250,723	—
Contingently issuable stock	—	75,255	—
Diluted EPS
Income available to common stockholders including assumed conversions	12,331,096	18,558,937	0.66

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2003, there were 54.96 million issued and outstanding stock options and zero coupon convertible bonds with a principal amount of US$240.71 million, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

(8)	Tax Effect of US GAAP Adjustments

Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C. Under ROC GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained. Under US GAAP, 10% tax for both current and deferred impact is provided in the period the income is earned, and any reduction in the liability will be recognized when and if the income is distributed upon the shareholders’ approval in the subsequent year.

(9)	Principles of Consolidation

Under ROC GAAP, the Company has adopted the revised ROC Statement of Financial Accounting Standards No. 7 “Accounting for Consolidation” (“ROC SFAS 7”) effective from January 1, 2005. The revised Statement eliminates the specific exclusion rules for subsidiaries and essentially requires subsidiaries to be consolidated when one of the companies in a group directly or indirectly has a controlling financial interest in the other companies. See “2. Summary of Critical Accounting Policies.” Under US GAAP, consolidation is generally required when one of the companies in a group directly or indirectly has a controlling financial interest in the other companies. The usual condition for controlling financial interest is ownership of a majority of the voting interest and, therefore, as a general rule, ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing towards consolidation. Consolidation of majority-owned subsidiaries is required in the preparation of consolidated financial statements, unless control does not rest with the majority owner. According to ROC SFAS 7, SiS was UMC’s consolidated entity due to the reason that UMC has control over more than half members of the board of directors of SiS until June 27, 2005, the day UMC no longer possessed control over the subsidiary and ceased to consolidate the gains and losses of the subsidiary and its investees in

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

preparing the consolidated financial statements. Under US GAAP, SiS was never a consolidated entity of UMC due to less than 50% of the voting shares. XGI was a consolidated entity of UMC under ROC GAAP due to more than 50% of the voting shares controlled by UMC. But without consolidation of SiS under US GAAP, XGI turned to be unconsolidated because UMC’s voting shares over XGI became less than 50%. Therefore, US GAAP reconciliation is needed to reverse the gains and losses of SiS and XGI and their investees which were recorded in the consolidated financial statements under ROC GAAP. The net income and stockholders’ equity variances between US GAAP and ROC GAAP for those entities are included in the adjustment for equity investments.

(10)	Stock Dividends

Under ROC GAAP, the stock dividends are recorded at par value and charged to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of the same kind of outstanding shares, the fair value of the shares issued should be charged to retained earnings. The accumulative effect of reconciling stock dividends would have decreased retained earnings and increased capital reserve for the years ended December 31, 2004, and 2005 by approximately NT$270,651 million and NT$290,149 million, respectively.

(11)	Other financial assets and liabilities

Interest rate swap

To eliminate the variability of cash flows in the interest payments of its NT$15 billion variable-rate domestic bonds issued in May to June 2003, the Company entered into interest rate swap agreements with notional amounts of NT$15 billion that effectively convert the floating-rate domestic bonds to a fixed-rate basis over the term of the bonds. For 2005 and prior years, pursuant to ROC GAAP, the periodic cash settlement under the interest rate swap is accrued in the statement of income as an adjustment to interest expense. The net receivable or payable under the interest rate swap is included as “other financial assets”. Changes in fair value of the interest rate swap are not required to be accounted for as of the balance sheet date. Effective from January 1, 2006, new accounting standards issued (ROC SFAS 34 and SFAS 36) will require all the derivative instruments to be accounted for at fair value. The change in fair value of the derivative instrument will be charged to earnings or a component of stockholders’ equity depends on whether it is designated and qualified for hedging accounting.

Under US GAAP, SFAS 133 requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position at fair value. Changes in the fair value of a derivative instrument are recorded to the statement of income unless hedge accounting has been applied.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit-linked deposits and repackage bonds

At December 31, 2002, 2003 and 2004, the Company held assets in the form of credit-linked deposits. The Company placed deposits in major financial institutions and these deposits are credit-linked to debt securities (“reference securities”) issued by other entities (“reference entities”). The ultimate repayment of the deposit is dependent on whether the credit event occurs, such as bankruptcy or default by the reference entities. The Company can receive deposit interests periodically under a rate of the sum of benchmark rate and credit spread. If a credit event occurs, the Company may suffer a loss on its credit-linked deposits because the financial institutions can stop the interest payment and settle the Company’s credit-linked deposits with cash received from the sale of the reference securities, if any, or by transferring the reference securities to the Company.

For 2005 and prior years, under ROC GAAP, these investments are accounted for as monetary deposits and classified as current or non-current other financial assets on the balance sheet based on their terms to maturity. The deposits are valued at cost and interest receivable is accrued based on the stated rate of the deposits. Pursuant to the new accounting standards ROC SFAS 34 and ROC SFAS 36, which will be effective from January 1, 2006, the credit-linked deposits shall be accounted for as a hybrid instrument with an embedded credit derivative that is not clearly and closely related to the host deposits. Thus the embedded derivative shall be bifurcated from the underlying assets and measured at fair value at each reporting date with any change in fair value recorded to the statement of income. The host contract of deposit shall be accounted for as held-to-maturity investments at amortized cost pursuant to ROC SFAS 34.

Under US GAAP, these credit-linked deposits, which are linked to the credit worthiness of the reference securities, contain an embedded derivative that is not clearly and closely related to the interest-bearing deposits. Therefore, the embedded derivative is bifurcated pursuant to SFAS 133 from the underlying deposits and measured at fair value at each reporting date with any change in fair value recorded to the statement of income. At inception, the derivative instrument was fair valued based on the difference in the present value of the interest amount earned using the risk-free interest rate plus a risk premium (“additional interest”). An offsetting asset is recognized in other financial assets to represent the additional interest payments that will be earned by the Company over the term of the credit-linked deposit. The underlying deposits have been accounted for as held-to-maturity investments at amortized cost pursuant to SFAS 115. If there are material changes to the credit-worthiness of the reference entities then the fair value of the derivative would be recalculated to determine the impact to the statement of income. If not, the change in the fair value of the derivative represents only a change in its time value which is charged to the statement of income.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12)	Gross Profit and Operating Income

Under ROC GAAP, inventory loss provision, gain and losses from disposal of property, plant and equipment, and gain and losses from foreign currency exchange are presented as non-operating income or expenses in the statement of income. Under US GAAP, the inventory loss provision is included in the determination of gross profit. Moreover, the inventory loss provision, gain and losses from disposal of property, plant and equipment, and gain and losses from foreign currency exchange are included in the determination of operating income.

(13) Gain on Disposal of Fixed Assets

Under ROC GAAP, gains and losses from the disposal of fixed assets were both recognized in the statement of operations, with gains reclassified from retained earnings to capital reserve. However, according to the amendments of the Company Law of R.O.C., such reclassification of gains to capital reserve shall no longer be required effectively from January 1, 2001. The accumulated gain transferred to capital reserve in prior years can be transferred back as a one-time increase in retained earnings subject to the shareholders’ approval. Under US GAAP, it is not permitted to reclassify such gains to capital reserve. As of December 31, 2004 and 2005, the proportional share of investees’ accumulated gains that have not been transferred back from capital reserve under ROC GAAP are amounted to NT$1.7 million and nil, respectively.

(14) Reclassification of Time Deposits

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

(15) Employee Stock Options

The Group has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), requires use of option valuation models that were not developed for use in valuing employee stock options.

On September 11, 2002, October 8, 2003, September 30, 2004 and December 12, 2005, the Company was authorized to issue Employee Stock Options. The total number of options to be

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

granted under these three plans is 1.65 billion units, with each unit entitling the optionee to subscribe to 1 share of the Company’s common stock. The grant period for options is 6 years and an optionee may exercise his/her options starting from 2 years after the grant: employees may exercise up to 50% of the options after 2 years, up to 75% after 3 years and up to 100% after 4 years. The total number of option units outstanding as of December 31, 2005, was 975,320 thousand units and exercise prices range from NT$15.9 to NT$25.0. The weighted-average remaining contractual life of those options is 1.7 years.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Group had accounted for its employee stock options under the fair value method of that Statement. As discussed in Note 19, the fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2003, 2004 and 2005, respectively: expected dividend yields of 17.24%, 11.40% and 1.64%; volatility factors of the expected market price of the Company’s common stock of 0.52, 0.49 and 0.41; risk-free interest rate of 2.40%, 2.78% and 1.92%; and a weighted-average expected life of the option of 4.4 years.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Group’s pro forma information follows (in thousands except for earnings per share information):

	For the year ended December 31,
	2003	2004	2005
	NT$’000	NT$’000	NT$’000	US$’000
Net income, as reported under US GAAP	12,331,096	(14,236,841)	(15,669,392)	(477,725)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	87,291	(89,753)	26,072	795
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(250,082)	(535,494)	(325,014)	(9,909)

Pro forma net income	12,168,305	(14,862,088)	(15,968,334)	(486,839)

Basic earnings (loss) per share (in dollars):
- as reported	0.68	(0.77)	(0.84)	(0.03)

- pro forma	0.67	(0.80)	(0.86)	(0.03)

Diluted earnings (loss) per shares (in dollars)
- as reported	0.66	(0.77)	(0.84)	(0.03)

- pro forma	0.66	(0.80)	(0.86)	(0.03)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Consolidated Net Income

	For the year ended December 31,
	2003	2004	2005
	NT$’000	NT$’000	NT$’000	US$’000
Net income, ROC GAAP	14,020,257	31,843,381	7,026,692	214,228
Compensation	(2,914,994)	(3,751,051)	(2,441,003)	(74,421)
Equity investments:
Compensation	(421,133)	(370,881)	(208,862)	(6,368)
Investments in debt and equity securities	6,429	2,550	754,047	22,989
Technological know-how	21,664	10,751	(311)	(9)
Others	(138,745)	(413,743)	186,860	5,697
Investments in debt and equity securities
Change in fair value of investments in securities	504,386	(483,461)	288,388	8,793
Impairment of investments in securities	1,477,618	(3,050,065)	—	—
Difference in application of equity accounting	464,555	861,303	(91,139)	(2,779)
Adjustments due to change in ownership of investees	(278,721)	(37,966)	73,965	2,255
Convertible / exchangeable bond liabilities	(304,963)	(87,634)	(39,287)	(1,198)
Derivative instruments	(347,257)	520,220	(1,611,969)	(49,145)
Goodwill amortization and impairment loss	—	(39,773,840)	(19,374,345)	(590,681)
Income tax effect	242,000	493,595	(232,428)	(7,086)

Net income (losses), US GAAP	12,331,096	(14,236,841)	(15,669,392)	(477,725)

Basic earnings (losses) per share under US GAAP (in dollars)	0.68	(0.77)	(0.84)	(0.03)

Diluted earnings (losses) per share under US GAAP (in dollars)	0.66	(0.77)	(0.84)	(0.03)

Weighted-average number of shares outstanding-basic (in thousands)	18,232,959	18,544,185	18,597,568	18,597,568

Weighted-average number of shares outstanding-diluted (in thousands)	18,558,937	18,544,185	18,597,568	18,597,568

Reconciliation of Other Comprehensive Income

	For the year ended December 31,
	2003	2004	2005
	NT$’000	NT$’000	NT$’000	US$’000
Other comprehensive (loss) income, ROC GAAP	823,013	(1,744,165)	(322,142)	(9,821)
Marketable securities-available for sale	33,356,195	19,862,641	41,742,525	1,272,638
Translation adjustments	1,748	8,125	(1,652)	(51)
Interest rate swaps	(18,882)	(416,149)	—	—

Other comprehensive income, US GAAP	34,162,074	17,710,452	41,418,731	1,262,766

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Gross Profits

	For the year ended December 31,
	2003	2004	2005
	NT$’000	NT$’000	NT$’000	US$’000
Gross profit, ROC GAAP	21,765,919	36,798,425	9,672,662	294,898
Compensation	(2,194,222)	(2,818,562)	(1,837,572)	(56,024)
Differences of consolidated entities	102,382	199,931	(1,633,157)	(49,791)
Inventories allowance	(1,443,565)	(1,884,466)	837,315	25,528

Gross profit, US GAAP	18,230,514	32,295,328	7,039,248	214,611

Reconciliation of Operating (Loss) Income

	For the year ended December 31,
	2003	2004	2005
	NT$’000	NT$’000	NT$’000	US$’000
Operating income, ROC GAAP	9,739,927	21,806,397	(8,086,820)	(246,549)
Compensation	(2,914,994)	(3,751,051)	(2,441,003)	(74,421)
Goodwill amortization and impairment loss	—	(39,773,840)	(20,044,193)	(611,103)
Differences of consolidated entities	(40,931)	(58,227)	415,568	12,669
Inventory allowances	(1,443,565)	(1,884,466)	837,315	25,528
Foreign currency exchange gain (loss)	244,951	(929,038)	288,716	8,802
Gain (loss) on disposal of property, plant and equipment	46,268	(90,658)	(41,128)	(1,254)

Operating (loss) income, US GAAP	5,631,656	(24,680,883)	(29,071,545)	(886,328)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Consolidated Stockholders’ Equity

	As of December 31,
	2004	2005
	NT$’000	NT$’000	US$’000
Total stockholders’ equity, ROC GAAP	266,373,876	258,283,553	7,874,498
Compensation	153,722	56,012	1,708
Equity investments:
Compensation	(189,123)	(106,157)	(3,236)
Marketable securities - trading	32,800	10,699	326
Marketable securities - available for sale	1,067,865	3,174,632	96,788
Technological know-how	(4,159)	(3,726)	(114)
Others	554,750	564,024	17,196

Investments in Debt and Equity Securities
Change in fair value of investments in securities	18,718,179	38,869,884	1,185,057
Impairment of investments in securities	(5,226,282)	(4,423,968)	(134,877)
Difference in application of equity accounting	1,458,562	1,340,388	40,866
Change in ownership of investees	1,527,584	1,546,666	47,155
Treasury stock	(2,169)	—	—
Derivative instruments	572,409	(623,410)	(19,006)
Convertible / exchangeable bond liabilities	(663,011)	(702,299)	(21,412)
Goodwill amortization and impairment loss	57,632,875	38,258,530	1,166,419
Income tax effect	412,595	180,167	5,493

Total Stockholders’ equity, US GAAP	342,420,473	336,424,995	10,256,861

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Movements in Stockholders’ Equity in Accordance with US GAAP

	For the year ended December 31,
	2003	2004	2005
	NT$’000	NT$’000	NT$’000	US$’000
Balance at January 1,	333,509,353	363,736,113	342,420,473	10,439,649
Compensation	2,971,527	3,762,999	2,316,287	70,619

Cash dividends	—	—	(1,758,736)	(53,620)
Adjustment of capital reserve and retained earnings accounted for under the equity method	535,183	1,613,750	112,139	3,419
Cumulative translation adjustment on foreign long-term investment	187,252	(2,226,953)	1,068,522	32,577
Change in fair value of investments in securities – the Company	13,846,828	(13,766,778)	19,863,488	605,594
Change in fair value of investments in securities – equity investees	620,652	(60,625)	2,360,120	71,955
Change in ownership of investees	(1,403,074)	(406,216)	18,581	566
Treasury stock	1,156,178	(5,196,817)	(16,376,523)	(499,284)
Shares issued for merger with SiSMC	—	8,810,715	—	—
Exercise of employees’ stock options	—	788,393	1,645,009	50,153
Derivative instruments	(18,882)	(397,267)	416,149	12,687
Changes in minority interest	—	—	8,878	271
Net income (losses)	12,331,096	(14,236,841)	(15,669,392)	(477,725)

Balance at end of year	363,736,113	342,420,473	336,424,995	10,256,861

Summarized US GAAP balance sheet and statement of operations information is presented below:

		As of December 31,
		2004	2005
		NT$’000	NT$’000	US$’000
Current assets		133,594,394	142,886,808	4,356,305
Non-current assets		319,035,492	283,818,813	8,653,014
Current liabilities		36,904,775	37,040,650	1,129,288
Non-current liabilities		64,694,385	46,902,449	1,429,953
Minority interests		8,610,254	6,337,527	193,217

	For the year ended December 31,
	2003	2004	2005
	NT$’000	NT$’000	NT$’000	US$’000
Net operating revenues	95,703,732	129,190,740	96,782,113	2,950,674
Cost of goods sold	(77,473,218)	(96,895,412)	(89,742,865)	(2,736,063)
Operating income (loss)	5,631,656	(24,680,883)	(29,071,545)	(886,328)
Net income	12,331,096	(14,236,841)	(15,669,392)	(477,725)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the significant balance sheet accounts under ROC GAAP to the amounts determined under US GAAP is as follows:

	As of December 31,
	2004	2005
	NT$’000	NT$’000	US$’000
Cash and Cash Equivalents:
As reported under ROC GAAP	101,381,973	108,626,800	3,311,793
Differences of consolidated entities	746,017	—	—
Reclassification to marketable securities	(46,570,371)	(45,118,545)	(1,375,566)

As adjusted under US GAAP	55,557,619	63,508,255	1,936,227

Marketable Securities, trading:
Reported as marketable securities under ROC GAAP	3,143,697	4,883,121	148,876
Reclassification from cash & cash equivalents	46,570,371	45,118,545	1,375,565
Reclassification to marketable securities, available-for-sale	—	(2,414,153)	(73,602)
Change in fair value of marketable securities	66,554	137,196	4,183
Equity investments	—	7,453	227

As adjusted under US GAAP	49,780,622	47,732,162	1,455,249

Long-term Investments:
As reported under ROC GAAP	32,712,278	29,679,759	904,871
Difference of consolidated entities	(806,245)	—	—
Equity investments	2,811,311	5,010,526	152,760
Change in fair value of marketable securities	18,651,625	38,732,688	1,180,875
Impairment loss on marketable securities	(5,226,282)	(4,423,968)	(134,877)
Treasury stock	(2,169)	—	—
Reclassification from ROC GAAP marketable securities	—	2,414,153	73,602
Difference in application of equity accounting	1,458,562	1,340,388	40,865

As adjusted under US GAAP	49,599,080	72,753,546	2,218,096

Marketable Securities, held-to-maturity:
As reported under ROC GAAP	—	—	—
Reclassification from other financial assets	2,942,434	1,116,806	34,049

As adjusted under US GAAP	2,942,434	1,116,806	34,049

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2004	2005
	NT$’000	NT$’000	US$’000
Other Financial Assets:
As reported under ROC GAAP	3,016,599	1,116,806	34,049
Reclassification to marketable securities, held-to-maturity	(2,942,434)	(1,116,806)	(34,049)

As adjusted under US GAAP	74,165	—	—

Represented as:
Other Financial Assets - Current	74,165	—	—
Other Financial Assets - Noncurrent	—	—	—

	74,165	—	—

Other Assets:
As reported under ROC GAAP	4,916,309	2,196,238	66,958
Difference of consolidated entities	1,206	—	—

As adjusted under US GAAP	4,917,515	2,196,238	66,958

Goodwill:
As reported under ROC GAAP	4,497,726	3,524,040	107,440
Goodwill upon ownership increase	325,302	839,558	25,596
Goodwill due to merger and acquisition	97,241,723	97,898,482	2,984,711
Impairment loss on goodwill	(39,795,046)	(60,454,559)	(1,843,127)

As adjusted under US GAAP	62,269,705	41,807,521	1,274,620

Accrued Expenses:
As reported under ROC GAAP	9,204,536	7,932,949	241,858
Difference of consolidated entities	7,568	—	—
Compensation	28,659	6,324	193
Other	—	(95,634)	(2,916)

As adjusted under US GAAP	9,240,763	7,843,639	239,135

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		As of December 31,
		2004	2005
		NT$’000	NT$’000	US$’000
Other Financial Liabilities:
As reported under ROC GAAP		—	—	—
Derivative instruments		599,111	1,464,036	44,635

As adjusted under US GAAP		599,111	1,464,036	44,635

Represented as:
Other Financial Liabilities - Current		—	169,149	5,157
Other Financial Liabilities - Non-current		599,111	1,294,887	39,478

		599,111	1,464,036	44,635

Minority Interests:
As reported under ROC GAAP		8,728,877	6,336,685	193,192
Difference of consolidated entities		17,297	—	—
Consolidation of not wholly-owned subsidiaries		(135,920)	842	25

As adjusted under US GAAP		8,610,254	6,337,527	193,217

Cash Flows Information

	For the year ended December 31,
	2003	2004	2005
	NT$’000	NT$’000	NT$’000	US$’000
Cash flows from operating activities, ROC GAAP	49,624,987	73,937,930	45,171,654	1,377,184
Remuneration paid to directors and supervisors	(5,650)	(12,618)	(27,006)	(823)
Difference of consolidated entities	(76,626)	(165,141)	—	—
Reclassification of trading securities	—	—	71,513	2,180

Cash flows from operating activities, US GAAP	49,542,711	73,760,171	45,216,161	1,378,541

Cash flows from investing activities, ROC GAAP	(24,114,432)	(83,132,307)	(7,612,891)	(232,101)
Net effect of time deposits reclassified to marketable securities	(8,874,541)	(16,147,719)	1,451,826	44,263
Difference of consolidated entities	65,582	125,364	—	—
Reclassification of trading securities	—	—	(71,513)	(2,180)

Cash flows from investing activities, US GAAP	(32,923,391)	(99,154,662)	(6,232,578)	(190,018)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
	2003	2004	2005
	NT$’000	NT$’000	NT$’000	US$’000
Cash flows from financing activities, ROC GAAP	17,581,150	(6,832,256)	(29,591,986)	(902,195)
Remuneration paid to directors and supervisors	5,650	12,618	27,006	823

Cash flows from financing activities, US GAAP	17,586,800	(6,819,638)	(29,564,980)	(901,372)

Foreign exchange effect, ROC GAAP	777,620	(1,363,167)	(1,536,358)	(46,840)
Difference of consolidated entities	(6,504)	(61,392)	—	—

Foreign exchange effect, US GAAP	771,116	(1,424,559)	(1,536,358)	(46,840)

Effect of subsidiaries merged in, ROC GAAP	—	—	814,408	24,829
Difference of consolidated entities	—	—	(746,017)	(22,743)

Effect of subsidiaries merged in, US GAAP	—	—	68,391	2,086

Net increase in cash and cash equivalents, ROC GAAP	43,869,325	(17,389,800)	7,244,827	220,878
Net effect of time deposits reclassified to marketable securities	(8,874,541)	(16,147,719)	1,451,826	44,263
Difference of consolidated entities	(17,548)	(101,169)	(746,017)	(22,744)

Net (decrease) increase in cash and cash equivalents, US GAAP	34,977,236	(33,638,688)	7,950,636	242,397
Cash and cash equivalents at beginning of year, US GAAP	54,219,071	89,196,307	55,557,619	1,693,830

Cash and cash equivalents at end of year, US GAAP	89,196,307	55,557,619	63,508,255	1,936,227

Concentration of credit risk

The Group designs, develops, manufactures and markets a variety of semiconductor products. Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts and notes receivable. The Group limits its exposure to credit loss by depositing its cash and cash equivalents with high credit quality financial institutions. The Group’s revenues and trade accounts and notes receivable are derived primarily from the sale of production foundry wafers, including memory and logic products and wafers. For the years ended December 31, 2003, 2004 and 2005, the Group distributed its products on a global basis but mainly to divisions in North America (37.30%, 42.46% and 43.37%, respectively), Asia (55.82%, 42.19% and 49.72%, respectively), and Europe and others (6.88%, 15.35% and 6.92%, respectively). The Group’s sales are primarily denominated in currencies other than NT Dollars, primarily U.S. Dollars. One customer’s revenue represented 10% of the consolidated revenue for the

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

year ended December 31, 2003, two customers’ revenue represented 11% and 10%, respectively, of the consolidated revenue for the year ended December 31, 2004, and two customers’ revenue represented 18% and 10%, respectively, of the consolidated revenue for the year ended December 31, 2005. The Group routinely assesses the financial strength of substantially all customers. The Group also requires collateral for certain sales to mitigate the credit risk.

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

The acquisition was accounted for using the purchase method and the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition are summarized as follows:

	At July 1, 2004
	NT$’000	US$’000
Cash and cash equivalents	70,384	2,146
Other current assets	890,447	27,148
Property, plant and equipment	11,614,711	354,107
Other intangible assets	291,046	8,873
Other assets	478,890	14,600

Total assets acquired	13,345,478	406,874

Current liabilities	2,349,479	71,631
Long-term debt	2,545,455	77,605
Other liabilities	35,396	1,079

Total liabilities assumed	4,930,330	150,315

Net assets acquired	8,415,148	256,559

Fair value of share consideration paid	8,810,714	268,619

Goodwill - tax deductible	395,566	12,060

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which revised SFAS 123, and superseded APB 25. In April 2005, the Securities and Exchange Commission deferred the effective date of SFAS 123R to the first fiscal year beginning after June 15, 2005. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. We will adopt this statement from the fiscal year beginning on January 1, 2006 and do not expect a material impact on our financial statements resulting from this adoption.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 2004, FASB issued SFSA No. 151, “Inventory Costs” (“SFAS 151”), which amended the guidance in Chapter 4 of ARB No. 43, “Inventory Pricing” (“ARB 43”), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. We will adopt SFAS 151 from the fiscal year beginning on January 1, 2006. The adoption of this standard may affect our operating results, but the significance of which cannot be reasonably estimated since such impact is affected by the actual variability in the market demand for our products.

In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaced APB Opinion No. 20, “Accounting Changes” (“APB 20”) and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS 3”). Though SFAS 154 carries forward the guidance in APB 20 and SFAS 3 with respect to accounting for changes in estimates, changes in reporting entity, and the correction of errors, SFAS 154 establishes new standards on accounting for voluntary changes in accounting principles, whereby all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle, and the correction of errors in previously issued financial statements be termed a restatement. The guidance is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, it does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of SFAS 154 will have an immediate material effect on our financial statements.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instrument” (“SFAS 155”), which amends SFAS 133 and SFAS No. 140, “Accounting for Transfers and Servicing of Financial assets and extinguishments of liabilities” (“SFAS 140”). The standard allows financial instruments that have embedded derivatives to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. The standard also establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. The guidance is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not believe adoption of SFAS 155 will have an immediate material effect on our financial statements.