Form 20-F
period 2006-12-31
UNITED MICROELECTRONICS CORP
filed 2007-05-09
CIK 1033767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number 001-15128

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

19,131,192,690 Common Shares of Registrant issued as of December 31, 2006 (including 1,342,067,000 treasury shares)

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

FISCAL YEAR ENDED DECEMBER 31, 2006

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

The selected balance sheet data as of December 31, 2005 and 2006 and the selected statements of income and cash flow data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected balance sheet data as of December 31, 2002, 2003 and 2004 and the selected statements of income and cash flow data for the years ended December 31, 2002 and 2003 are derived from our audited consolidated financial statements not included in this annual report.

Our financial statements have been prepared and presented in accordance with ROC GAAP, which differs in many material respects from US GAAP. For the discussion of these differences, see Note 39 to our audited consolidated financial statements included elsewhere in this annual report. Some of the items in the statements of income, cash flow and balance sheets have been reconciled to US GAAP and are set forth below. The summary financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements and the notes to those statements included elsewhere in this annual report.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions , except per share and per ADS data)
Consolidated Statement of Income Data:
ROC GAAP
Net operating revenues	75,425	95,704	129,191	100,316	112,004	3,437
Costs of goods sold	62,887	73,938	92,393	90,643	90,638	2,781

Gross profit	12,538	21,766	36,798	9,673	21,366	656

Operating expenses:
Sales and marketing	1,527	2,171	2,775	3,739	3,366	103
General and administrative	3,531	3,996	4,853	4,387	3,422	105
Research and development	7,368	5,859	7,364	9,634	9,419	289

Total operating expenses	12,426	12,026	14,992	17,760	16,207	497

Operating income (loss)	112	9,740	21,806	(8,087)	5,159	159
Net non-operating income	6,904	4,956	9,938	13,693	31,428	964

Income before income tax and minority interest	7,016	14,696	31,744	5,606	36,587	1,123
Income tax expense	(271)	(980)	(374)	(67)	(3,261)	(100)
Cumulative effect of changes in accounting principles (the net amount after deducted tax expense $0)(1)	—	—	—	(113)	(1,189)	(37)

Minority interest loss	327	304	473	1,601	482	15

Net income	7,072	14,020	31,843	7,027	32,619	1,001

Earnings per share:(2)(3)
Basic	0.37	0.75	1.68	0.38	1.81	0.06
Diluted(5)	0.37	0.73	1.65	0.37	1.75	0.05
Shares used in earnings per share calculation:(3)
Basic	18,897	18,788	18,995	18,647	18,051	18,051
Diluted(5)	19,142	19,218	19,298	18,934	18,675	18,675
Earnings per ADS:(3)
Basic	1.85	3.75	8.40	1.90	9.05	0.28
Diluted(5)	1.85	3.65	8.25	1.85	8.75	0.27

US GAAP
Net operating revenues	75,425	95,704	129,191	96,782	112,004	3,437
Costs of goods sold	(69,258)	(77,473)	(96,895)	(89,743)	(93,326)	(2,864)
Operating income (loss)	(8,306)	5,632	(24,681)	(29,072)	2,162	66
Net income (loss)	(222)	12,331	(14,237)	(15,669)	21,797	669
Other comprehensive income (loss)	(20,652)	14,636	(16,451)	23,708	(8,365)	(257)
Comprehensive income (loss)	(20,874)	26,967	(30,688)	8,039	13,432	412
Earnings (loss) per share:(2)(4)
Basic	(0.01)	0.67	(0.76)	(0.83)	1.22	0.04
Diluted(5)	(0.01)	0.65	(0.76)	(0.83)	1.18	0.04
Shares used in earnings (loss) per share calculation:(4)
Basic	18,380	18,415	18,730	18,784	17,815	17,815
Diluted(5)	18,380	18,745	18,730	18,784	18,442	18,442
Earnings (loss) per ADS:(4)
Basic	(0.05)	3.35	(3.80)	(4.15)	6.10	0.19
Diluted(5)	(0.05)	3.25	(3.80)	(4.15)	5.90	0.18

	As of December 31,
	2002	2003	2004	2005	2006
	NT$	NT$	NT$	NT$	NT$	US$
		(in millions)
Consolidated Balance Sheet Data:
ROC GAAP
Current assets	110,922	154,322	132,936	144,863	132,344	4,061
Long-term investment	37,800	38,859	32,712	30,797	71,964	2,208
Property, plant and equipment	167,077	149,557	192,024	159,114	151,828	4,659
Total assets	327,029	354,514	376,305	347,049	367,653	11,281
Current liabilities	29,147	44,140	36,598	36,960	36,104	1,108
Long-term debt (excluding current portion)	62,321	60,334	61,288	41,692	30,383	932
Total liabilities	93,581	107,203	101,202	82,429	70,251	2,156
Stockholders’ equity	217,424	232,233	266,374	258,284	291,165	8,934
US GAAP
Cash and cash equivalents	54,219	89,196	55,558	63,508	61,649	1,892
Working capital(6)	73,268	108,539	96,690	105,846	95,927	2,943
Total assets	442,645	486,307	452,630	426,706	401,628	12,324
Total liabilities	93,112	107,533	101,599	83,943	71,226	2,186
Stockholders’ equity	333,509	363,736	342,420	336,425	324,162	9,947

	As of December 31,
	2002	2003	2004	2005	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions , except percentages and per share data)
Other Consolidated Data:
ROC GAAP
Cash flow:
Capital expenditure	35,978	24,820	81,110	22,163	33,240	1,020
Cash provided by operating activities	30,527	49,625	72,490	45,046	47,078	1,445
Cash used in investing activities	(36,439)	(24,114)	(72,380)	(7,487)	(16,511)	(507)
Cash provided (used) by financing activities	3,162	17,581	(16,137)	(29,592)	(45,056)	(1,382)
Net increase (decrease) in cash and cash equivalents	(2,002)	43,869	(17,390)	7,245	(14,774)	(453)
Gross profit margin	16.6%	22.7%	28.5%	9.6%	19.1%	19.1%
Operating profit (loss) margin	0.1%	10.2%	16.9%	(8.1)%	4.6%	4.6%
Net profit margin	9.4%	14.6%	24.6%	7.0%	29.1%	29.1%
Capacity utilization rate (on an actual basis)	65.2%	84.8%	90.8%	72.4%	79.5%	79.5%
Dividends declared per share(7)	1.5	0.4	0.8	1.1	0.5	0.02
US GAAP
Cash flow:
Capital expenditure	36,008	24,827	81,127	22,163	33,240	1,020
Cash provided by operating activities	30,506	49,543	72,312	45,019	46,339	1,422
Cash used in investing activities	(38,035)	(32,923)	(88,402)	(6,036)	(9,691)	(297)
Cash provided (used) by financing activities	3,162	17,587	(16,124)	(29,565)	(38,222)	(1,173)
Net increase (decrease) in cash and cash equivalents	(3,607)	34,977	(33,639)	7,951	(1,859)	(57)
Gross profit margin	8.2%	19.0%	25.0%	7.3%	16.7%	16.7%
Operating profit (loss) margin	(11.0)%	5.9%	(19.1)%	(30.0)%	1.9%	1.9%
Net profit (loss) margin	(0.3)%	12.9%	(11.0)%	(16.2)%	19.5%	19.5%

(1)	Refer to Note 3 to the audited consolidated financial statements included elsewhere in this annual report.
(2)	Earnings (loss) per share is calculated by dividing net income by the weighted average number of shares outstanding during the year.
(3)	Retroactively adjusted for all subsequent stock dividends and employee stock bonuses.
(4)	Retroactively adjusted for all subsequent stock dividends.
(5)	Diluted securities include convertible bonds and employee stock options.
(6)	Working capital equals current assets minus current liabilities.
(7)	Dividends declared per share are in connection with earnings and accumulated additional paid-in capital.
(8)	Refer to Note 39 to the audited consolidated financial statements included elsewhere in this annual report.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$32.59 = US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 29, 2006. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00.

	Average(1)	High	Low	At Period-End
2002	34.53	35.16	32.85	34.70
2003	34.40	34.98	33.72	33.99
2004	33.27	34.16	31.74	31.74
2005	32.13	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
November	32.81	33.16	32.49	32.35
December	32.51	32.74	32.27	32.59
2007 (through May 4)	32.99	33.35	32.38	33.27
January	32.77	32.99	32.38	32.95
February	32.97	33.08	32.86	32.98
March	33.01	33.13	32.84	33.01
April	33.15	33.33	33.06	33.33
May (through May 4)	33.32	33.35	33.27	33.27

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Determined by averaging the rates on the last business day of each month during the relevant period for annual periods and the rates on each business day for monthly periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns. Since most of our customers operate in semiconductor-related industries, variations in order levels from our customers can result in volatility in our revenues and earnings. Because our business is, and will continue to be, largely dependent on the requirements of semiconductor companies for our services, downturns in the semiconductor industry will lead to reduced demand for our services. For example the semiconductor industry experienced a slowdown from the third quarter of 2005 until early 2006, and then recovered through the end of the year after industry-wide inventory correction.

Our net operating revenues are also typically affected by seasonal variations in market conditions that contribute to the fluctuation of the average selling prices of semiconductor services and products. The seasonal sales trends for semiconductor services and products closely mirror those for consumer electronics, communication, and computer sales. We generally experience seasonal lows in the demand for semiconductor services and products during the second quarter and the beginning of the third quarter of the year, primarily as a result of decreased worldwide production and sales of consumer electronics and computers during such periods, due to decreased demand for consumer electronics and computers. On the other hand, we generally experience seasonal peaks during the latter part of the third quarter and the fourth quarter of the year, primarily as a result of increased worldwide production and sales of consumer electronics and computers during such periods due to increased demand for computers from holiday sales. However, we cannot give any assurance that seasonal variations will meet our expectations. Any change in the general seasonal variations which we cannot anticipate may result in materially adverse effects on our revenues, operations and businesses.

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

The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand such as in early 2000. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. In a period of overcapacity, if we are unable to offset the adverse effects of overcapacity through, among other things, our technology and product mix, we may have to lower the prices we charge our customers for our services and/or we may have to operate at significantly less than full capacity. Such actions could reduce our margin and weaken our financial condition and results of operations. Our average capacity utilization rate again decreased to 72.4% in 2005 due to a slowdown in our industry compared with the growth in

2004 but increased to 79.5% in 2006 as a result of a recovery in the semiconductor industry. However, we cannot give any assurance that an increase in the demand for foundry services in the future will not lead to overcapacity again in the near future, which could materially adversely affect our revenues, earnings and margins.

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

The semiconductor industry is developing rapidly and the related technology is constantly evolving. If we do not anticipate the technology evolution and rapidly adopt new and innovative technology, we may not be able to produce sufficiently advanced products at competitive prices. There is a risk that our competitors may adopt new technology before we do, resulting in our loss of market share. Our 90-nanometer copper technology has been in volume production since the second quarter of 2004, and our 65-nanometer technology has been in volume production since the first quarter of 2006. Furthermore, we are actively developing 45-nanometer process technologies to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size. Our 45-nanometer technology is expected to be ready for our foundry customers’ applications by the end of the second half of 2007. If we are unable on a timely basis to begin offering these products on a competitive basis, we may lose to our competitors providing similar technologies to customers, which may cause our net operating revenues to decline unless we can replace lost customers with new customers.

If we lose the support of our technology partners, we may be unable to provide leading technology to our customers.

Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through internal research and development and alliances with other companies. Although we have an internal research and development team focused on certain customers developing new semiconductor manufacturing process technologies, we are dependent on our technology partners to advance our portfolio of process technologies. We currently have patent cross-licensing agreements with several companies, including Agere Systems Inc. (“Agere”), International Business Machines Corporation (“IBM”), Texas Instruments Incorporated (“Texas Instruments”), Freescale Semiconductor Inc (“Freescale”) and Renesas Technology Corp. (“Renesas”). We also depend upon mask and equipment vendors to supply our technology development teams with the masks and equipment needed to continuously develop more advanced processing technologies. If we are unable to continue any of our joint development arrangements, patent cross-licensing agreements and other agreements, on mutually beneficial economic terms, if we re-evaluate the technological and economic benefits of such relationships, if we are unable to enter into new technology alliances with other leading semiconductor suppliers, or if we fail to secure masks and equipment from our vendors in a timely manner sufficient to support our ongoing technology development, we may lose important customers because we are unable to continue providing our customers with leading edge mass-producible process technologies.

If we cannot compete successfully in our industry, our business may suffer.

The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation and Chartered Semiconductor Manufacturing Ltd., as well as the foundry operation services of some integrated device manufacturers such as IBM and Toshiba Corporation (“Toshiba”). Integrated device manufacturers principally manufacture and sell their own proprietary semiconductor products, but may also offer foundry service. Other competitors such as Samsung, DongbuAnam Semiconductor, Grace Semiconductor Manufacturing Corp., X-FAB Semiconductors Foundries AG and Silterra Malaysia Sdn. Bhd. have initiated efforts to develop substantial new foundry capacity. New entrants in the foundry business are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. Some of our competitors have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

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

Our manufacturing yields directly affect our ability to attract and retain customers, as well as the price of our services. Our capacity utilization affects our operating results because a large percentage of our operating costs are fixed. With the general recovery of the worldwide semiconductor industry in 2004, we experienced growth in our capacity utilization rate that year. However, due to cyclical nature of our industry, our capacity utilization rate decreased in 2005 but increased again in 2006. Our technology mix affects utilization of our equipment and process technologies, which can affect our margins. If we are unable to continuously improve our manufacturing yields, maintain high capacity utilization or optimize the technology mix of our wafer production, our profit margin may substantially decline.

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

We have been largely dependent on a small number of customers for a substantial portion of our business. In 2006, our top ten customers accounted for 58.7% of our net operating revenues. Our top two customers each accounted for 21.9% and 9.2%, respectively, of our net operating revenues in 2006. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our net operating revenues. We cannot assure you that our net operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to, any of these customers could significantly reduce our net operating revenues.

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

We face significant risks, and incur substantial costs, in connection with the operation of our fab in Singapore.

In March 2001, we entered into a foundry venture agreement with EDB Investments Pte Ltd., or EDB Investments, and Infineon Technologies AG, or Infineon, relating to the formation of UMCi to construct and operate a 12-inch wafer fab in Singapore’s Pasir Ris Wafer Fab Park. Under the sale and transfer agreements entered in August 2003 and March 2004, we purchased all of the shares of UMCi held by Infineon and EDB Investments. Through subsequent purchases, UMCi became our wholly owned subsidiary in December 2004. The facilities of our Fab 12i employ advanced process technology of 0.13-micron, 90-nanometer and 65-nanometer processes. Fab 12i began volume production in the first quarter of 2004 and has a monthly capacity of 21,725 12-inch wafers as of March 31, 2007, which is equivalent to a monthly capacity of 48,881 8-inch wafers. Pursuant to a business sale agreement dated March 31, 2005, UMCi transferred its businesses, operations and assets to our incorporated Singapore Branch on April 1, 2005.

Doing business in Singapore involves risks related to infrastructure, changes in local laws and economic and political conditions. We chose Singapore in part to take advantage of economic incentives provided under the laws and policies of Singapore. Any change in these or other laws or policies or in the political or economic conditions in Singapore or the surrounding region may have an adverse effect on Fab 12i’s business. If Fab 12i fails to achieve sufficient volumes of production at or above acceptable yield rates, or if the cost of production exceeds expectation in the future, Fab 12i could result in substantial loss which may negatively affect our income or loss.

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

In June 2005, our former Chairman, Robert H. C. Tsao and our former Vice Chairman, John Hsuan, were interrogated by the Hsinchu District Prosecutor’s Office for a breach of their fiduciary duty owed to us. In January 2006, Hsinchu District Prosecutor’s Office announced that our former Chairman and former Vice Chairman would be prosecuted in connection with their alleged breach of fiduciary duties and certain violations of the ROC Commercial Accounting Act. Prior to such charges, both our former Chairman and former Vice Chairman resigned from their respective positions with our company.

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

In connection with the March 4 Resolution, our company was also fined in the amount of NT$30,000 by the Taiwan Stock Exchange for a delay in making public disclosure. After our former Chairman and former Vice Chairman were indicted by the prosecutor, our company was found by the ROC Ministry of Economic Affairs (the “ROC MOEA”) to be in violation of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area and fined in the amount of NT$5 million for our alleged illegal investment in Hejian. Our appeal to the ROC MOEA in relation to such fines was denied in late 2006. We have filed an administrative lawsuit in December 2006 seeking to revoke the decision. We cannot assure you that we will prevail in such lawsuit.

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

If we restate our financial statements again in the future, we could experience a loss in investor confidence in the reliability of our financial statements, which could negatively impact the market price of the shares or ADSs.

Subsequent to the filing of our initial annual report on Form 20-F for the year ended December 31, 2004, and in the process of addressing certain comments received from the Securities and Exchange Commission on such initial annual report, we discovered that certain US GAAP-related financial information was miscalculated. As a result we restated our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 with respect to certain US GAAP financial information relating to non-cash charges and adjustments to goodwill, derivative instruments and employee stock bonuses. We filed our restated financial statements in an amendment to our annual report on Form 20-F/A for the year ended December 31, 2004 on February 13, 2006. If we are required to revise, amend or restate our financial statements again in the future, we could experience a loss in investor confidence in the reliability of our financial statements, which could negatively impact the market price of the shares or ADSs.

The differences between ROC and U.S. accounting standards affect the amount of our net income.

Our financial statements are prepared under ROC GAAP, which differ in certain significant respects from US GAAP. For example, ROC GAAP does not require the recognition of the market value of our shares distributed as bonuses to our employees in the calculation of net income. As a result, our net income (loss) in 2004, 2005 and 2006 under US GAAP was NT$(14,237) million, NT$(15,669) million and NT$21,797 million (US$669 million), respectively, as compared to net income under ROC GAAP of NT$31,843 million, NT$7,027 million and NT$32,619 million (US$1,001 million) in 2004, 2005 and 2006, respectively. For a discussion of these differences, see Note 39 to our audited consolidated financial statements included elsewhere in this annual report.

Any future outbreak of contagious diseases may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

Any future outbreak of contagious diseases, such as avian influenza or severe acute respiratory syndrome, may disrupt our ability to adequately staff our business and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. Therefore, we may have to temporarily suspend part of or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may also adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

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

In addition, the Taiwan High Speed Rail, which passes near the Tainan Science Park where our 12-inch fab, Fab 12A, is located, began operation in late 2006. It will take a certain time to verify the effect of the micro-vibrations emitted by the running trains at high speed, which may interfere with, as predicted by some experts, the operation of lithography equipment used for wafer production in Fab 12A located close to the affected area. Although we do not believe that such micro-vibrations may cause serious direct harm to our operations, they could cause our yield rates at this fab to decline and our costs of producing 12-inch wafers to increase, which could negatively affect our results of operations.

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

We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of these suppliers’ wafers. For example, in 2006, we purchased a majority of our silicon wafers from three suppliers, Shin-Etsu Handotai Corporation, or Shin-Etsu, MEMC Electronic Materials, Inc. and Sumco Corporation (including Formosa Sumco Technology Corporation). We do not have long-term contracts with most of our suppliers. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.

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

Most of our assets and many of our customers and suppliers are located in the Hsinchu Science Park. We and these customers and suppliers are dependent on the infrastructure supporting the Park. Our operations and the operations of our customers and suppliers are vulnerable to earthquakes, floods, droughts, power losses and similar events that affect the Hsinchu Science Park. The occurrence of any of these events could interrupt our services and cause severe damages to wafers in process. For example, in November 2004, Taiwan experienced significant earthquakes registering up to 6.7 on the Richter scale. We did not experience any significant damage as a result of these earthquakes. We cannot guarantee that future earthquakes will not cause material damage to our facilities or property, including work in progress, or cause significant business interruptions. Although we maintain property and business interruption insurance for such risks, there is no guarantee that future damages or business loss from earthquakes will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient. In addition, shortages or suspension of power supplies to the Hsinchu Science Park have occasionally occurred, and have disrupted our operations. In addition, the Hsinchu area experienced a severe drought in 2001 and is likely to experience other droughts in the future. While the semiconductor manufacturing process uses large amounts of water, if a drought does occur and the authorities are unable to source water from alternative sources in sufficient quantity, we may be required to temporarily shut down or substantially reduce the operations of our fabs located in the Hsinchu Science Park, which would seriously affect our operations.

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

Our principal executive offices and most of our assets and operations are located in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our shares and the ADSs may be affected by changes in ROC governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, further passed an Anti-Secession Law that authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of companies in the ROC. In February 2006, the president of Taiwan suspended activities of the country’s National Unification Counsel, a committee established to assist Taiwan in its efforts to reunite with the PRC. In addition, the president of Taiwan declared “four imperatives and one non-issue” in March 2007 aiming at seeking independence and name rectification of Taiwan. For example, the name of Chunghwa Post Co., a state-owned enterprise, was changed to “Taiwan Post Co.” recently. Such initiatives and actions are commonly viewed as having a detrimental effect to reunification efforts between the ROC and the PRC. Relations between the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

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

We, like many ROC technology companies, have benefited from substantial tax incentives provided by the ROC government. In 2006, such incentives resulted in a tax credit in the amount of NT$830 million (US$25.5 million). If these incentives are curtailed or eliminated, our net income after tax may decrease substantially.

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

From September 19, 2000, the commencement date of the listing of our ADSs on the New York Stock Exchange, or the NYSE, to March 31, 2007, the daily reported closing prices of our ADSs ranged from US$14.88 per ADS to US$2.80 per ADS. The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which recently have experienced significant price volatility with respect to shares of technology companies. Fluctuation in interest rates and other general economic conditions may also have an effect on the market price of the ADSs.

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

The ROC government enacted the ROC Income Basic Tax Act, also known as the “Minimum Income Tax Statute” (the “Statute”), which became effective from January 1, 2006 and imposes an alternative minimum tax (“AMT”). The AMT is designed to remedy the current excessive tax incentives for individuals and businesses. The AMT imposed under the Statute is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the Statute. For the purpose of calculating the AMT, the taxable income defined under the Statute includes most income that is exempted from income tax under various legislations, such as those providing tax holidays and investment tax credits. For businesses, the incomes which previously enjoyed tax-exemption privileges under relevant tax regulations, such as the Act for the Establishment and Administration of the Science Parks and the Statute for Upgrading Industries will be subject to the new AMT system for the calculation of business taxpayers’ aggregate incomes. The AMT rate for business entities is 10%. Under the Statute, a company will be subject to a 10% AMT if its annual taxable income under the Statute exceeds NT$2 million. However, the Statute grandfathered certain tax exemptions granted prior to the enactment of the AMT. For example, businesses already qualified for five-year tax holidays before December 31, 2005 may continue to enjoy tax incentives, and the income exempted thereunder will not to be added to the taxable income for the purpose of calculating the AMT, so long as the construction of their investment projects breaks ground within one year from January 1, 2006 and is completed within three years commencing from the day immediately following their receipts of the applicable permission issued by the competent authority. In the event of the expiration of the tax exemption periods or an increase in other taxable income subject to the Statute, such 10% AMT may adversely reduce our net income after tax.

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

The ability to deposit shares into our ADS program is restricted by ROC law. Under current ROC law, no person or entity, including you and us, may deposit shares into our ADS program without specific approval of the ROC FSC except for the deposit of the shares into our ADS program and for the issuance of additional ADSs in connection with:

(1)	distribution of share dividends or free distribution of our shares;

(2)	exercise of the preemptive rights of ADS holders applicable to the shares evidenced by ADSs in the event of capital increases for cash; or

(3)	delivery of our shares which are purchased in the domestic market in Taiwan directly by the investor or through the depositary or are already in the possession of the investor to the custodian for deposit into our ADS program, subject to the following conditions: (a) the re-issuance is permitted under the deposit agreement and custody agreement, (b) the depositary may accept deposit of those shares and issue the corresponding number of ADSs with regard to such deposit only if the total number of ADSs outstanding after the issuance does not exceed the number of ADSs previously approved by the ROC FSC, plus any ADSs issued pursuant to the events described in (1) and (2) above and (c) this deposit may only be made to the extent previously issued ADSs have been withdrawn.

As a result of the limited ability to deposit shares into our ADS program, the prevailing market price of our ADSs on the NYSE may differ from the prevailing market price of the equivalent number of our shares on the Taiwan Stock Exchange.

Holders of our ADSs will not have the same proposal or voting rights as the holders of our shares, which may affect the value of your investment.

Except for treasury shares and shares held by our subsidiaries which meet certain criteria provided under the ROC Company Act, each common share is generally entitled to one vote and no voting discount will be applied. However, except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attached to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attached to the shares represented by the ADSs. The voting rights attached to the shares evidenced by our ADSs must be exercised as to all matters brought to a vote of shareholders collectively in the same manner.

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

Your ability to convert proceeds received from your ownership of ADSs depends on existing and future exchange control regulations of the Republic of China. Under the current laws of the Republic of China, an ADS holder or the depositary, without obtaining further approvals from the ROC Central Bank of China, or the CBC, or any other governmental authority or agency of the Republic of China, may convert NT dollars into other currencies, including U.S. dollars, in respect of:

•	the proceeds of the sale of shares represented by ADSs or received as share dividends with respect to the shares and deposited into the depositary receipt facility; and

•	any cash dividends or distributions received from the shares represented by ADSs.

In addition, the depositary may also convert into NT dollars incoming payments for purchases of shares for deposit in the depositary receipt facility against the creation of additional ADSs. If you withdraw the shares underlying your ADSs and become a holder of our shares, you may convert into NT dollars subscription payments for rights offerings. The depositary may be required to obtain foreign exchange approval from the CBC on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights of new shares. Although it is expected that the CBC will grant approval as a routine matter, required approvals may not be obtained in a timely manner, or at all.

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

We do not believe that we were a passive foreign investment company (“PFIC”) for 2006 and we do not expect to become one in the future, although there can be no assurance in this regard. Based upon the nature of our business activities, we may be classified as a passive foreign investment company for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor.

For example, if we are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in a taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common and preferred shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have raised in prior offerings. See “Taxation –U.S. Federal Income Tax Considerations For U.S. Persons — Passive foreign investment companies.”

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

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, Internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. Percentages of our net wafer sales derived from our products used in communication devices, consumer electronics, PCs, memory and other applications were 52.6%, 26.7%, 18.7%, 1.0% and 1.0%, respectively, in 2006.

We focus on the development of leading mass-producible manufacturing process technologies. We were among the first in the foundry industry to go into commercial operation with such advanced capabilities as producing integrated circuits with line widths of 0.25, 0.18, 0.15, 0.13 micron and 90 and 65 nanometer. In 2003, we were one of the first foundries to deliver working customer products using advanced 90-nanometer copper technology. This technology has been in volume production since the second quarter of 2004 after passing several full-product certifications, including various reliability, burn-in and packaging criteria. Our 0.15 micron and more advanced technologies have contributed to approximately 39.0% of our total net wafer sales in 2005, compared to 28.6% in 2004. 65-nanometer technology has been in volume production since the first quarter of 2006. In the third quarter of 2006, we began the mass production of our 65-nanometer FPGAs, which features a 65% logic capacity increase over previous generation of FPGAs with triple gate oxide and 11 copper metal layers. We believe such technologies will better serve the needs of advanced customer chip designs with high performance and low power consumption. Furthermore, we are actively developing 45-nanometer process technologies to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size. Areas of research include strained silicon devices, 3-dimensional transistors, silicon-on-insulator, or SOI, advanced modules such as high-k dielectric insulation and metal gate, raised source and drain, SiGe refill process and advanced interconnect schemes. Our 45-nanometer technology is expected to be ready for our foundry customers’ application by the end of the second half of 2007. Advanced technologies have enabled electronic products, especially in relation to computer, communication and consumer products, to integrate their functions in new and innovative methods. Networking capabilities have allowed electronic products such as computers, cell phones, televisions, PDAs, CD-ROMs and digital cameras to communicate with each other to exchange information. More powerful semiconductors are required to drive multimedia functions (e.g. processing visual data) and to resolve network bandwidth issues. At the same time, the trend toward personal electronic devices has resulted in products that are becoming physically smaller and consume less power. Process technology must also shrink the volumes of products aggressively to cater to this trend of integrating multiple functions, reducing the number of components needed for operation and lowering IC power consumption. Dedicated semiconductor foundries need to achieve this process improvement and at the same time develop multiple process technologies to satisfy the varying needs of computer, communication and consumer products. We believe our superior process technologies will enable us to continue to offer our customers significant performance benefits for their products, faster time-to-market production, cost savings and other competitive advantages.

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

Our production capacity is comparable to that of the largest companies in the semiconductor industry, and we believe our leading edge and high volume capability is a major competitive advantage. We have expanded our operations in Taiwan over the past several years. In 2002, we began volume production of 12-inch wafers at Fab 12A, our 12-inch fab in Taiwan. As of March 31, 2007, Fab 12A had a monthly capacity of 32,500 12-inch wafers, equivalent to a monthly capacity of 73,125 8-inch wafers. We also have a controlling interest in UMCJ, which owns an 8-inch fab in Japan. Our interest in UMCJ gives our company proximity to some of the largest integrated device manufacturers in the world and allows our company to offer them local outsourcing of semiconductor production. In December 2004, UMCi, which operates a 12-inch fab in Singapore’s Pasir Ris Wafer Fab Park, became our wholly-owned subsidiary and pursuant to a business sale agreement dated March 31, 2005, UMCi transferred its businesses, operations and assets to our Singapore Branch on April 1, 2005. UMCi’s 12-inch fab, now renamed Fab 12i, employ advanced process technologies including 0.13-micron, 90-nanometer and 65-nanometer processes. Fab 12i began volume production in the first quarter of 2004 and has a monthly capacity of 21,725 12-inch wafers as of March 31, 2007, which is equivalent to a monthly capacity of 48,881 8-inch wafers.

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

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Infineon, LSI Logic, STMicroelectronics, Texas Instruments, Freescale, and Philips, and leading fabless design companies, such as AMD (ATI), Broadcom, Marvell, MediaTek, Novatek, Realtek, SanDisk and Xilinx. In 2006, our company’s top ten customers accounted for 58.7% of our net operating revenues. Our top two customers accounted for 21.9% and 9.2% of our net operating revenues in 2006, respectively. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

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

Continue to Focus on High Growth Applications and Customers. We believe one measure of a successful foundry company is the quality of its customers. We focus our sales and marketing on customers who are established or emerging leaders in industries with high growth potential. Our customers include industry leaders such as AMD (ATI), Broadcom, Marvell, Infineon, LSI Logic, MediaTek, Novatek, Realtek, SanDisk, STMicroelectronics, Texas Instruments, Freescale, Philips and Xilinx. We seek to maintain and expand our relationships with these companies. We strive to demonstrate to these customers the superiority and flexibility of our manufacturing, technology and service capabilities and to provide them with production and design assistance. We are also making efforts to further diversify our customer portfolio by actively pursuing customers in the PC-related area in order to maintain a balanced exposure to different applications. We believe these efforts strengthen our relationships with our customers and enhance our reputation in the semiconductor industry as a leading foundry service provider.

Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies. We believe that maintaining and enhancing our leadership in mass-producible semiconductor manufacturing technology is critical to attract and retain customers. Our reputation for technological excellence has attracted both established and emerging leaders in the semiconductor industries who work closely with us on technology development. In addition, we believe our superior processing expertise has enabled us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue building internal research and development expertise, to focus on process development and to establish alliances with leading semiconductor companies to accelerate access to next-generation technologies. We pioneered the use of copper interconnect metallurgies for the dedicated foundry industry. These copper interconnect metallurgies allow higher conductivity and lower power consumption than traditional aluminum interconnects. In 2002, we began volume production using our advanced 0.13-micron technology. Our extensive experience in the 0.13-micron process technology has helped smooth our transition to 90-nanometer production. Many of the materials and techniques, including copper interconnects and low-k dielectric materials that were first used in connection with the 0.13-micron process technology also apply to the 90-nanometer copper technology. Our 90-nanometer copper technology marks further advance in our technology achievements, which incorporates up to nine copper metal layers, triple gate oxide and other advanced features. In 2003, we were one of the first foundries to deliver working customer products using the advanced 90-nanometer copper technology. This technology has been in volume production since the second quarter of 2004. In 2005, product samples fabricated using 65-nanometer technology were delivered to customers for validation. 65-nanometer technology has been in volume production since the first quarter of 2006. Furthermore, we are actively developing 45-nanometer process technologies to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size. Our 45-nanometer technology is expected to be ready for our foundry customers’ application in the second half of 2007. We believe our progress in the development of 90-nanometer copper technology as well as 65-nanometer and 45-nanometer technology will benefit our customers in the fields of computers, communications, consumer electronics and others with special preferences in certain aspects of the products, such as the ultimate performance, density and power consumption.

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

Maintain Scale and Capacity Capabilities to Meet Customer Requirements, with a Focus on 12-inch Wafer Facilities for Future Expansion. We believe that maintaining our foundry capacity with advanced technology and facilities is critical to the maintenance of our industry leadership. Our production capacity is currently among the largest of all semiconductor foundries in the world. We intend to increase our 12-inch wafer production capacity to meet the needs of our customers and to fully capitalize on the expected growth of our industry. Our future capacity expansion plans will focus on 12-inch wafer facilities in order to maintain our technology leadership. 12-inch wafers offer manufacturing advantages over 8-inch wafers because of the greater number of chips on each wafer. In addition, 12-inch wafer facilities present a more cost-effective solution in achieving an economic scale of production. We intend to carefully monitor current market conditions in order to optimize the timing of our capital spending. In 2002, we began volume production at Fab 12A, in Tainan, Taiwan. In addition, Fab 12i (the 12-inch Fab formerly operated by UMCi), our 12-inch fab in Singapore’s Pasir Ris Wafer Fab Park, began its volume production in the first quarter of 2004, employing advanced process technologies including 0.13-micron, 90-nanometer and 65-nanometer processes. We are currently evaluating opportunities to expand our wafer fabrication business into the PRC. Our initial budget for purchases of semiconductor manufacturing equipment for 2007 is approximately US$1 billion. Our efforts in increasing our production capacity raised our total production capacity from approximately 265,000 8-inch wafer equivalents per month in December 2003 to approximately 382,000 8-inch wafer equivalents per month in December 2006. Our annual total production capacity reached 4,395,000 8-inch wafer equivalents in 2006.

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

The construction of our second 300mm fab in Taiwan is underway, as a step in our continuing expansion of our manufacturing complex in the Tainan Science Park in southern Taiwan. Total investment for this fab is estimated to US$5 billion, with a maximum designed monthly production capacity of approximately 50,000 wafers. The construction of this new fab is expected to be completed by the end of 2007, and equipment is expected to be moved in this fab by the first quarter of 2008.

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2006.

	Fab 6A	Fab 8AB	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 12A	Fab 12i(5)	UMCJ
Commencement of volume production	1989	1995 for the module formerly named Fab 8A; 1996 for the module formerly named Fab 8B	1998	2000	FABII 1998 FAB2A 2000	2000	2000	2002	2004	1996

Estimated full capacity (1) (2)	47,570 wafers per month	68,000 wafers per month	33,500 wafers per month	21,000 wafers per month	34,000 wafers per month	31,000 wafers per month	23,000 wafers per month	31,000 wafers per month	18,975 wafers per month	32,000 wafers per month

Wafer size	6-inch (150mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	12-inch (300mm)	12-inch (300mm)	8-inch (200mm)

Clean room area (3)	5,250 sq. meters	25,029 sq. meters	19,764 sq. meters	16,589 sq. meters	21,576 sq. meters	13,812 sq. meters	8,163 sq. meters	24,860 sq. meters	26,366 sq. meters	10,367 sq. meters

Type of clean rooms (4)	Class-10 @0.1um, clean tunnel	Class-0.1 @0.1um, clean tunnel	Class- 0.1 @0.1um, clean tunnel	Class100 @0.3um, SMIF/mini- environment	FABII: Class- 1000@0.3 um FAB2A: Class100 @0.3um, SMIF/mini- environment	Class 100 @0.3um, SMIF/mini- environment	Class 1000 @0.3um, SMIF/mini- environment	Class 100 @0.3um, SMIF/mini- environment	Class 100 @0.3um, SMIF/mini- environment	Class-1 @0.1um, clean tunnel

(1)	Measured in original wafer size.
(2)	The capacity of a fab is determined based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance and expected product mix.
(3)	“Area” represents the total area of clean rooms within a fab. Clean room area of Fab 12i area includes Module B area of 11,737 square meters.
(4)	“Class” represents the cleanliness of clean rooms in the fab. Class-10@0.1um means a standard of air purity under which the amount of dust is limited to fewer than 10 particles of contaminants of 0.1 micron or greater per one cubic foot per minute of air flow. Class-0.1@0.1um means a standard of air purity under which the amount of dust is limited to fewer than one particle of contaminant of 0.1 micron or greater per 10 cubic feet per minute of air flow. Class-100@0.3um means a standard of air purity under which the amount of dust is limited to fewer than 100 particles of contaminants of 0.3 micron or greater per one cubic foot per minute of air flow. Class-1000@0.3um means a standard of air purity under which the amount of dust is limited to fewer than 1,000 particles of contaminants of 0.3 micron or greater per one cubic foot per minute of air flow. The general production environment may be organized into “clean tunnels” or “mini environments”. In a clean tunnel environment, the clean room is divided into many tunnels with partitions. A higher level of cleanliness is kept inside the tunnel for production. Mini-environments within a clean room use Standard Mechanical Interface technology, or SMIF, which employs input/output devices designed to protect products from contamination while providing a standard mechanical interface to wafer production tools. Mini-environment is generally a preferred approach because it reduces building structural costs and operating costs, allows flexibility in equipment layout and facilitates the ramping-up process during capacity expansion.
(5)	Formerly operated by UMCi, which began volume production in the first quarter of 2004.

The following table sets forth the size and primary use of our facilities and whether such facilities, including land and buildings, are owned or leased. Our land in the Hsinchu and Tainan Science Parks is leased from the ROC government.

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 6A, 10 Innovation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC	27,898/34,981	6-inch wafer production	Leased (expires in December 2026)	Owned

Fab 8AB, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC.	62,114/81,751	8-inch wafer production	Leased (expires in March 2014)	Owned

Fab 8C, 6 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC	9,007/28,984	8-inch wafer production	Leased (expires in March 2016)	Owned

Fab 8D, 8 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC	9,089/29,181	8-inch wafer production	Leased (expires in March 2016)	Owned

Fab 8E, 17 Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC	35,000/74,067	8-inch wafer production	Leased (expires in February 2016)	Owned

Fab 8F, 3 Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC.	24,180/65,744	8-inch wafer production	Leased (expires in February 2018)	Owned

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 8S, 16 Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC.	20,404,/65,614	8-inch wafer production	Leased (expires in December 2023)	Owned

Fab 12A, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 741, ROC.	56,000/165,607	12-inch wafer production	Leased (expires in October 2017)	Owned

Fab 12i(1), 3 Pasir Ris Drive 12 Singapore 519528	84,836/142,340	12-inch wafer production	Leased (expires in March 2031)	Owned

UMCJ, 1580, Yamamoto, Tateyama-City, Chiba, Japan	388,402/21,639	8-inch wafer production	71% owned, 29% leased (expires in June 2049)	Owned

United Tower, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC.	5,737/85,224	Administration office	Leased (expires in March 2014)	Owned

Tunhwa South Rd. Office, 3F, 76, Sec. 2, Tunhwa S. Rd., Taipei, Taiwan 106, ROC	166/2,221	Administration office	Owned	Owned

Testing Building, 1, Chin-Shan, St. 7, Hsinchu, Taiwan 300, ROC.	10,762/41,318	Leased to several companies	Owned	Owned

(1)	UMCi transferred its businesses, operations and assets to our Singapore Branch on April 1, 2005.

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

The continued enhancement of our process technologies has enabled us to manufacture semiconductor devices with smaller geometries, allowing us to produce more dice on a given wafer. We pioneered the production of semiconductor products with 0.25 and 0.18 micron process technology in 1997 and 1999, respectively, and used copper interconnect metallurgic to allow better reliability and higher conductibility than traditional aluminum interconnects. We began volume production using 0.13-micron process technology in 2002. Our extensive experience in the 0.13-micron process technology has helped smooth our transition to 90-nanometer pilot production. Our 90-nanometer process marks further advance in our technology achievements, incorporating up to nine copper metal layers, triple gate oxide and other advanced features and using chrom-less phase-shift masks. This technology has been in volume production since the second quarter of 2004 after passing several product certifications. In 2005, our research and development teams continued to work closely with the manufacturing staff to finalize our 90-nanometer technology portfolio. These collaborative efforts, performed in our best-in-class 300mm facilities, contributed to the improvement of high density 6T-SRAM yield to the maturity level of more than 90%. Our accomplishments led to multiple design awards followed by first silicon success, including a PC graphic IC and the world’s first 90-nanometer Wireless Local Area Network (WLAN) RF chip featuring a unique and specially developed inductor scheme. In addition, we were able to develop, within 6 months, several customized 90-nanometer processes tailored to our customers’ device specifications, and demonstrated product success by delivering record high yield for the first product lots. We believe these successful 90-nanometer examples have assured customers that they will enjoy time-to-market and cost advantages for their own product lines, including computers, communications and consumer electronics, and others with special preferences in certain aspects of the products, such as the ultimate performance, density and power consumption, when using our technologies. In addition, we have developed a shrink version of our 90-nanometer process technology. This achievement is expected to help customers migrate their 90-nanometer products for higher density and performance to further increase their competitive level in the near future. Meanwhile, our research and development teams have devoted intense efforts to develop 65-nanometer logic/mixed signal technologies at our 300mm fab in Tainan, Taiwan. Our first fully-functional 65-nanometer wireless digital baseband customer IC was produced in July of 2005, after only a year since this research and development project began at this facility.

Since the third quarter of 2006, we have begun the mass production of a next-generation 65-nanometer FPGA product, which features a 65% logic capacity increase over previous generation of FPGAs with triple gate oxide and 11 copper metal layers. Our 65-nanometer development team is not only independently developing our technologies in-house but is also bringing up customized process technologies to match customer specific needs. Furthermore, we are actively developing 45-nanometer process technologies to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size. Our 45-nanometer technology is expected to be ready for our foundry customers’ applications by the end of the second half of 2007.

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab, in 2006, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2004, 2005 and 2006:

	Year Ended December 31, 2006 Range of Process Technologies (in microns)	Year Ended December 31,
		2004	2005	2006
		(in thousands of 8-inch wafer equivalents, except percentages)
Fab
Fab 6A	0.5	346	344	328
Fab 8AB	0.5 to 0.25	796	816	816
Fab 8C	0.35 to 0.15	386	401	400
Fab 8D	0.18 to 0.09	256	274	252
Fab 8E	0.5 to 0.18	401	404	406
Fab 8F	0.25 to 0.15	349	378	372
Fab 8S	0.25 to 0.15	131	278	276
Fab 12A	0.18 to 0.065	392	597	754
Fab 12i(1)	0.13 to 0.065	101	363	413
UMCJ	0.35 to 0.15	370	369	378
Total estimated capacity	—	3,528	4,224	4,395
Total output (actual)	—	3,205	3,059	3,495
Capacity utilization	—	90.8%	72.4%	79.5%

(1)	Formerly operated by UMCi, which began volume production in the first quarter of 2004. UMCi transferred its businesses, operations and assets to our Singapore Branch on April 1, 2005.

The table below sets forth a breakdown of number and percentage of wafer output by process technologies in 2004, 2005 and 2006. We began commercial operation of our 0.13-micron, 90-nanometer and 65-nanometer process technologies in the first quarter of 2002, the second quarter of 2003 and the first quarter of 2006, respectively.

	Year Ended December 31,
	2004		2005		2006
	(in thousands of 8-inch wafer equivalents, except percentages)
Technology
65 nanometers	—	—	—	—	18	0.5%
90 nanometers	39	1.2%	183	6.0%	320	9.2
0.13 micron	313	9.8	335	10.9	477	13.6
0.15 micron	327	10.2	313	10.3	301	8.6
0.18 micron	627	19.6	489	16.0	677	19.4
0.25 micron	508	15.9	282	9.2	252	7.2
0.35 micron	944	29.4	1,045	34.1	1,004	28.7
0.50 micron or higher	447	13.9	412	13.5	446	12.8

Total	3,205	100.0%	3,059	100.0%	3,495	100.0%

Capacity and Utilization

The fabs in Taiwan we own directly are named Fab 6A, Fab 8AB, Fab 8C, Fab 8D, Fab 8E, Fab 8F and Fab 8S, all of which are located in the Hsinchu Science Park in Taiwan, and Fab 12A, which is located in the Tainan Science Park in Taiwan. Fab 6A commenced production in 1989. Fab 8AB consists of two facilities, Fab 8A and Fab 8B. Fab 8A commenced production in 1995. In 1995, we established three foundry ventures with 11 leading fabless design companies, including Xilinx, Trident and Alliance Semiconductor Corp. to establish state-of-the-art 8-inch fabs. We owned an approximately 40% equity interest in each of these foundry ventures. Assisted by capital contributions made by our partners, we were able to expand our capacity quickly while reducing our capital risk. Three of our fabs, a fab formerly named Fab 8B (currently part of Fab 8AB), Fab 8C and Fab 8D, were established under these foundry ventures and began commercial production in 1996, 1998 and 2000, respectively. The commencement of commercial operations of Fab 8D was delayed because of a fire in 1997 that substantially damaged the fab. In 1998, we obtained management control over UTEK Semiconductor, a publicly listed company in Taiwan, which operated an 8-inch fab that was later renamed Fab 8E, to further increase our capacity. Our capacity increased further in the first quarter of 1999 when we acquired an approximate 52.3% in equity interest and management control of UMCJ, which owns an 8-inch fab in Japan. In the fourth quarter of 2000, we completed construction of Fab 12A, a 12-inch fab in Tainan, Taiwan. We began volume production of 12-inch wafers at Fab 12A in 2002. Fab 12A has a capacity of 32,500 12-inch wafers per month as of March 31, 2007, equivalent to 73,125 8-inch wafers per month. In addition, in March 2001, we entered into a foundry venture agreement with EDB Investments and Infineon to form UMCi to construct and operate a 12-inch fab in Singapore’s Pasir Ris Wafer Fab Park. Pursuant to the business sale agreements entered in August 2003 and March 2004, we purchased all of the UMCi shares held by Infineon and EDB Investments. Through subsequent purchases, UMCi became our wholly owned subsidiary in December 2004 and pursuant to a business sale agreement dated March 31, 2005, UMCi transferred its businesses, operations and assets to our Singapore Branch on April 1, 2005. UMCi’s 12-inch fab, now renamed Fab 12i, employ advanced process technologies including 0.13-micron, 90-nanometer and 65-nanometer processes. Fab 12i began volume production in the first quarter of 2004 and has a monthly capacity of 21,725 12-inch wafers as of March 31, 2007, which is equivalent to a monthly capacity of 48,881 8-inch wafers.

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

Historically, the downturn we experienced from the beginning of the fourth quarter of 2000 until early 2003 had a material adverse effect on industry-wide utilization rates including ours. Due to the decreased demand for semiconductors in 2001 and 2002, our average capacity utilization rate decreased from 100% in 2000 to 46.6% in 2001 and to 65.2% in 2002. With a general recovery in the worldwide semiconductor industry, our average capacity utilization rate increased to 90.8% in 2004. Nevertheless, our average capacity utilization rate decreased to 72.4% in 2005 due to a slowdown in our industry but increased to 79.5% in 2006 due to a recovery in the semiconductor industry.

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

The most important raw material used in our production processes is silicon wafer, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Shin-Etsu, MEMC Electronic Materials, Inc. and Sumco Corporation (including Formosa Sumco Technology Corporation). We have in the past obtained and believe that we will continue to be able to obtain a sufficient supply of silicon wafers. We believe that we have close working relationships with our wafer suppliers. Based on such long-term relationships, we believe that these major suppliers will use their best efforts to accommodate our demand.

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

Our process technologies and fabrication facilities have been “qualified” by our customers after satisfying their stringent quality and reliability requirements. Generally, our customers perform on-site fab audits in addition to conducting their own product qualifications. These audits normally address quality management, documentation control, procurement and material incoming inspection, product final inspection, calibration and certification training systems. These audits include both data/record review and physical fabrication area tours for verification of conformity to specifications and procedures. If the audit findings are satisfactory, then the fab facility is termed “qualified” for proceeding with further product qualification and later volume production. Most of our established customers, including AMD (ATI), Conexant Systems, Kawasaki, Infineon, LSI Logic, Freescale, Broadcom, MediaTek, Novatek, Pixart, SiS, STMicroelectronics, Texas Instruments, Xilinx, NXP and Sony, have audited our fabrication, and our fabs have successfully passed their qualification requirements.

Our policy is to implement quality control measures to ensure the delivery of consistent high yield production with reliable performance for our customers. We test and monitor the quality of raw materials, process and products at various stages in the manufacturing process before shipment to customers. Reliability assurance also includes in-process wafer level reliability monitoring as well as packaged level reliability compliance. Our quality control is also continually enhanced through our top down annual Policy Management and bottom up Total Quality Management, or TQM, activities, involving various independent quality control teams from our various foundries, such as Quality Improvement and Innovation Team, Employee Suggestion System and Project Management Team. We also have Quality Assurance Division and Reliability Technology and Assurance Division, which in aggregate consist of 431 engineers, technicians and other staff as of March 31, 2007. These divisions are responsible for incoming materials’ quality inspection, in process quality audit, outgoing product quality inspection, quality system and standards maintenance, reliability assurance, reliability engineering and customer queries. In addition, our efforts to observe benchmark and best practices among fabs in the industry have also contributed to the improvement of our overall quality control procedures.

All our fabs are ISO/TS 16949:2002 certified and also registered under the Year 2000 version of ISO9001. ISO/TS 16949:2002 sets the criteria for developing a fundamental quality management system. It focuses on continual improvement, defect prevention and the reduction of variation and waste. The Year 2000 version of ISO9001 emphasizes customer satisfaction and resource management.

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

Wafer Fabrication. As described above, our manufacturing service provides all aspects of the wafer fabrication process by utilizing a full range of advanced process technologies, including 0.15-micron and 0.13-micron processes and copper interconnection technology. We have also made significant progress in developing the advanced 90-nanometer copper technology and the SoC process technology. We have been shipping products based on our 90-nanometer copper technology to our customers since late March 2003. Our first fully-functional 65-nanometer wireless digital baseband customer IC was produced in July of 2005, after only a year since this research and development project began at this facility. Since the third quarter of 2006, we have begun the mass production of a next-generation 65-nanometer FPGA product, which features a 65% logic capacity increase over previous generation of FPGAs with triple gate oxide and 11 copper metal layers. During the wafer fabrication process, we perform procedures in which a photosensitive material is deposited on the wafer and exposed to light through the mask to form transistors and other circuit elements comprising a semiconductor. The unwanted material is then etched away, leaving only the desired circuit pattern on the wafer. As part of our wafer fabrication services, we also offer wafer probing services, which test, or “probe,” individual die on the processed wafers and identify dice that fail to meet required standards. We prefer to conduct wafer probing internally to obtain speedier and more accurate data on manufacturing yield rates.

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

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Infineon, LSI Logic, STMicroelectronics, Texas Instruments, Freescale and Philips, and leading fabless design companies, such as ATI, Broadcom, Marvell, MediaTek, Novatek, Realtek, SanDisk and Xilinx. Although we are not dependent on any single customer, a significant portion of our net operating revenues have been generated from sales to a few customers. Our top ten customers accounted for approximately 58.7% of our net operating revenues in 2006. Our top two customers each accounted for 21.9% and 9.2% of our net operating revenues in 2006. Set forth below is a geographic breakdown of our operating revenues in 2004, 2005 and 2006.

	Year Ended December 31,
Region	2004	2005	2006
Taiwan	33.6%	43.1%	34.2%
Asia (excluding Taiwan)	8.6	6.6	8.5
North America	42.5	43.4	49.7
Europe	15.3	6.9	7.6

Total	100.0%	100.0%	100.0%

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. Because we are an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. Net wafer sales represents 97.3% of our net operating revenue, and excludes revenue from testing, mask and other service. The following table presents the percentages of our net wafer sales by types of customers during the last three years.

	Year Ended December 31,
Customer Type	2004	2005	2006
Fabless design companies	64.8%	65.2%	62.0%
Integrated device manufacturers	35.2	34.7	38.0
System companies	—	0.1	0.0

Total	100.0%	100.0%	100.0%

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

For IP offerings, we work with several leading IP vendors from digital, memory and analog fields in the semiconductor industry, such as ARM Limited, ARM Inc., Faraday Technology, Virage Logic Corporation, Rambus Inc., Chipidea Microelectronica S.A. and Mosaid Technologies Incorporated, to deliver quality IP blocks that have been silicon validated using our advanced processes. Our alliance programs with major electronic design automation vendors, such as Cadence, Magma, Mentor, Synopsys and Ansoft, provide our customers with digital/analog reference design procedures and easy-to-use design solutions. By continuously enhancing our IP offerings, reference design procedures and design services through collaboration with major vendors, we aim to provide complete, accurate and user-friendly SoC solutions to our customers.

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

We price our products on a per die or per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Our main sales office is located in Taiwan, which is in charge of our sales activities in Asia. Our sales in Europe are currently made through United Microelectronics (Europe) BV, our wholly-owned subsidiary based in

Amsterdam. Our sales in North America are made through UMC Group (USA), our subsidiary located in Sunnyvale, California. In addition, we expect to open a customer support office in Hyderabad Technology Park, India by the end of the second quarter of 2007.

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

Intellectual Property

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes and activities. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of March 31, 2007, we held 3,091 U.S. patents and 5,421 patents issued outside of the United States.

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

We have entered into various patent cross-licenses with major technology companies, including a number of leading international semiconductor companies such as Agere, IBM, Texas Instruments, Renesas and Freescale. We may choose to renew our present licenses or to obtain additional technology licenses in the future.

Research and Development

We spent NT$7,364 million, NT$9,634 million and NT$9,419 million (US$289 million) in 2004, 2005 and 2006, respectively, on research and development, which represented 5.7%, 9.6% and 8.4% , respectively, of our net operating revenues for these periods. Our research and development efforts are mainly focused on delivering SoC foundry solutions that consist of the world’s leading process technologies, customer support services and manufacturing techniques. These resources provide our foundry customers with improved opportunities to develop SoC products that supply the global market. Our commitment to research and development can be illustrated by our 2006 research and development expenditures, which reached approximately 8.4% of net operating revenues. This commitment attracts customers from a diverse background of semiconductor applications to utilize our advanced technologies at 90-nanometer and 65-nanometer process nodes. In March 2007, we completed the construction of a research and development center for nanometer technologies in the Tainan Science Park. The research and development center allows for seamless application of advanced process technology in the research and development phase to the manufacturing phase, such as our 45 nanometer process technology that has been recently used to fabricate SRAM chips. Our research and development center and our new 300mm fab under construction are being built strategically adjacent to our Fab 12A to allow for easy transfers of engineering resources, technology and equipment among the facilities.

As of March 31, 2007, we employed 760 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

Our Investments

Depending on the market conditions, we intend to gradually reduce our investments through secondary equity offerings, exchangeable bond offerings and other measures available to our company. We sold 360 million, nil, 2 million, and 4.3 million common shares of AU Optronics in 2004, 2005, 2006 and the first quarter of 2007, respectively. We issued US$235 million Exchangeable Bonds due 2007 in May 2002 and US$206 million Exchangeable Bonds due 2008 in July 2003, which are exchangeable, at the option of the bondholders, into common shares or American depositary shares, and common shares of AU Optronics, respectively. As of December 31, 2004, all bondholders of the Exchangeable Bonds due 2008 have exercised their rights to exchange their bonds into shares of AU Optronics. After the expiry date of conversion right on April 10, 2007 (London time), 99.9% of the bondholders of the Exchangeable Bonds due 2007 had exercised their rights to exchange their bonds into common shares or American depositary shares of AU Optronics. As of April 11, 2007, we held 0.05% in AU Optronics.

In 2004, we sold 6 million common shares of Novatek for NT$513 million and 7 million common shares of MediaTek for NT$1,612 million. In 2005, we sold 25 million common shares of Novatek for NT$3,354 million and 29 million common shares of MediaTek for NT$7,605 million. In 2006, we sold 42 million common shares of MediaTek for NT$14,259 million (US$437.5 million). As of March 31, 2007, we held 11.54% and 1.44% in Novatek and MediaTek, respectively.

In addition, we held 19.89% and 17.27% in Unimicron Technology Corp., or Unimicron Technology, and Faraday Technology, respectively, as of March 31, 2007. Unimicron Technology is one of the top three printed circuit board manufacturing companies in Taiwan, which merged Bestmult Industry Co. and UniMicron Technology Co. in 2001. We were a founding investor in Faraday Technology, which offers advanced intellectual property and libraries to our foundry customers.

In connection with the settlement of our litigations with SiS, we and SiS agreed in late 2002 to enter into a broad scope of cooperation, including, among other things, exchange of process patents, production support and our board representation in SiS. Under the settlement, SiS also agreed to engage us as its sole external provider of foundry services for its integrated circuits designed with 0.18 micron or smaller processors. To further strengthen our relationship with SiS, we decided to invest in SiS. In July 2004, we acquired SiSMC, a wafer foundry company spun off from SiS in 2003. As of March 31, 2007, we held 16.09% of SiS’s outstanding share capital.

In January, 2006, we sold our 63.48% stake in Hsun Chieh Investment Co., Ltd., or Hsun Chieh, to Hsieh Yong Capital Co., Ltd. and recorded a net gain of NT$13,152 million. The percentage of our ownership of Hsun Chieh decreased from 99.97% to 36.49% after the sale. Our representative currently holds one out of three board seats of Hsun Chieh. As a result of the sales, Hsun Chieh is no longer our consolidated subsidiary.

The net gain had three components. The first component was a gain of NT$1,624 million calculated as the excess of cash consideration received over the net book value of the 63.48% stake in Hsun Chieh that was disposed. The second component was a gain of NT$14,149 million recorded to reclassify a portion of the additional paid-in capital from a merger which formed Hsun Chieh in 1999. These two components were offset in part by a NT$2,621 million loss from a decrease in the current quoted market price of the UMC’s shares held by Hsun Chieh compared to their original cost.

The second component of the gain was related to the merger of six companies which resulted in the formation of Hsun Chieh. The fair value of the net assets received was deemed to be the value of the consideration for the acquisition of the interests in the six companies and was reflected in the common stock and additional paid-in capital accounts on the balance sheet. The excess of such fair value of net assets received over the assumed liabilities and payment for shares held by the then shareholders of the six companies was recorded in the additional paid-in capital account on our consolidated balance sheet. As a result of the sale of 63.48% of ownership interests in Hsun Chieh, we reversed a proportionate share of the Hsun Chieh’s additional paid-in capital account, which had a balance of NT$22,282 million on the date of disposal, and recognized a gain in the consolidated statement of income of NT$14,149 million.

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

We believe that we have adopted anti-pollution measures for the effective maintenance of environmental protection standards consistent with the practice of the semiconductor industry in Taiwan. In 2006, we spent approximately NT$317 million (US$9.7 million) for pollution control equipment. Our monthly waste disposal fees were approximately NT$4.2 million (US$0.1 million), and our annual cost for environmental monitoring was approximately NT$3.2 million (US$0.1 million). We also believe that we are in compliance in all material respects with applicable environmental laws and regulations.

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

In June 2005, our former Chairman, Robert H. C. Tsao and our former Vice Chairman, John Hsuan, were interrogated by the Hsinchu District Prosecutor’s Office for a breach of their fiduciary duty owed to us. In January 2006, Hsinchu District Prosecutor’s Office announced that our former Chairman and former Vice Chairman would be prosecuted in connection with their alleged breach of fiduciary duties and certain violations of the ROC Commercial Accounting Act. Prior to such charges, both our former Chairman and former Vice Chairman resigned from their respective positions with our company.

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

In connection with the March 4 Resolution, our company was also fined in the amount of NT$30,000 by the Taiwan Stock Exchange for a delay in making public disclosure. After our former Chairman and former Vice Chairman were indicted by the prosecutor, our company was found by the ROC MOEA to be in violation of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area and fined in the amount of NT$5 million for our alleged illegal investment in Hejian. Our appeal to the ROC MOEA in relation to such fines was denied in late 2006. We have filed an administrative lawsuit in December 2006 seeking to revoke the decision. We cannot assure you that we will prevail in such lawsuit.

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

In June 2005, our Singapore Branch as plaintiff issued a Writ of Summons against Tokio Marine & Fire Insurance Company (Singapore) Pte. Ltd. or Tokio Marine, as defendant under a marine cargo insurance policy for the replacement cost of a 300mm Endura System damaged in transit. We believe a chamber of that equipment was damaged in shipment and incurred a cost of approximate US$1.2 million to replace the damaged chamber. Our Singapore Branch filed suit to recover under the insurance policy on the grounds that the equipment was damaged in shipment as a result of rough handling or conditions. Tokio Marine has denied that the incident was a covered event under the policy. The parties are preparing affidavits of evidence-in-chief for exchange. Based on the progress to date, we believe our Singapore Branch has a meritorious case. Trial is expected to be set for the first half of 2007. The maximum exposure to our Singapore Branch will be the loss of its claim for reimbursement plus assessments fees and costs for no more than a few hundred thousand U.S. dollars.

In February 2006, Taiwan Power Company, or TPC, filed a civil litigation case in Taiwan Hsinchu District Court against us and other Taiwan companies, claiming that (1) we and the other defendants collectively pay electrical fees of NT$13.3 million with accrued interest to TPC, and (2) we pay electrical line’s fees of NT$21.2 million to TPC. The case is under trial. We believe TPC’s claims are without merit.

In March 2006, the spouse of Mr. C.F. Shih, a workman employed by Yih-Shin Construction Co., Ltd. (“Yih-Shin”), one of the subcontractors engaged by us for the construction of the Fab 12A dormitory, filed a request to Taiwan Tainan Prosecutors’ Office for charges against us and other related parties in connection with Mr. Shih’s severe injury in connection with the construction work. While Taiwan Tainan Prosecutor’s Office denied this request, Mr. Shih filed a civil litigation lawsuit against us, Yih-Shin and other related parties in April 2006. Mr. Shih claimed that we, Yih-Shin and other related parties collectively pay NT$21.0 million. In addition, Mr. Shih’s mother and spouse each requested for compensatory damages of NT$0.3 million, and each of Mr. Shih’s three children requested for compensatory damages of NT$0.1 million. This lawsuit is pending Taiwan Tainan District Court’s trial.

Risk Management

Risk and safety matters are administered by our Group Risk Management and Environmental Safety Health Division (the “GRM & ESH”) established in 1998. We are pursuing the goal of a highly protected risk status in the semiconductor industry through the implementation of strict engineering safety procedures, regular enforcement of safety codes and standards, and compliance of detailed industry safety guidelines. Our initiatives include promoting a culture of safety within the organization and equipping each fab with Business Continuity Plan, or BCP, programs and BCP drills to lower the risk of business interruption. The professionally-trained full-time fire brigade is on duty 24-hours a day and armed with state-of-the-art fire fighting equipment to provide services for us as well as other companies in the region and is equipped with self-developed mobile smoke discharging system in cleanrooms without dedicated smoke control systems. We have also adopted the Triple Star Audit Program of AIG Insurance, a global leader in risk management and insurance, since 1999. All fabs have been ranked as top-class following AIG’s risk evaluation and risk improvement recommendations. The audit program focuses on 20 items, including ten Physical Protection Elements and ten Human Elements. Our latest 12-inch fabs, Fab 12A and 12i, obtained triple-stars in all 20 elements in the very first Triple Star Audit.

We believe due to our proactive efforts in earthquake risk exposure prevention, we had quick and exemplary recovery from two major earthquakes in Taiwan on September 21, 1999 and December 26, 2006, respectively. Our Hsinchu fabs and Fab 12A in Tainan sustained only minor impact to their operations from the earthquake without interruption to the power system or water service. Normal operations resumed shortly after the incidents.

Our continuous efforts in risk improvement and mitigation programs were recognized by the “clean room risk identification and mitigation” Gold Medal we received in the National Quality Control Circle competition held by the ROC MOEA in 2005. In addition, we were awarded “Outstanding Performance Award” in Risk Management in 2006 by AIG Insurance as a result of our outstanding risk management program in place for many years.

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

C. Organizational Structure

In March 2001, we entered into a foundry venture agreement with EDB Investments and Infineon relating to the formation of UMCi to construct and operate a 12-inch wafer fab, now called Fab 12i, in Singapore Pasir Ris Wafer Fab Park. Pursuant to the business sale agreements entered in August 2003 and March 2004, we purchased all of the shares of UMCi held by Infineon and EDB Investments. Through subsequent purchases, UMCi became our wholly-owned subsidiary in December 2004 and pursuant to a business sale agreement dated March 31, 2005, UMCi transferred its businesses, operations and assets to our Singapore Branch on April 1, 2005.

On April 1, 2005, United Foundry Service, Inc. transferred all of its operations and assets to UMC Group (USA). Following the transfer, we have obtained the shareholders’ approval to liquidate United Foundry Service, Inc.

The following diagram shows our corporate structure as of December 31, 2006:

D. Property, Plants and Equipment

Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared in accordance with ROC GAAP. You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this annual report. ROC GAAP varies in certain significant respects from US GAAP. These differences and their effects on our financial statements are described in Note 39 to our audited consolidated financial statements included in this annual report.

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2006 have been translated into U.S. dollar amounts using US$1.00 = NT$32.59, the noon buying rate of the Federal Reserve Bank of New York on December 29, 2006. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs. We manage our business and measure our results of operations based on a single industry segment.

We have expanded our production capacity over the past several years, increasing our monthly capacity from 257,000 8-inch wafer equivalents in December 2000 to approximately 358,000 8-inch wafer equivalents in December 2005 and 382,000 8-inch wafer equivalents in December 2006, in order to meet the increasing demand from our clients. As a result of this increase in capacity, we have benefited from larger economies of scale. The larger economies of scale when capacity utilization rate is high have better enabled us to reduce our per unit production cost, which improves margins. However, when capacity utilization rate is low, this increased capacity has led to higher per unit production cost and decreased margins.

We acquired SiSMC through a share swap in July 2004 and renamed it as “Fab 8S”. Fab 8S operates an 8-inch wafer fab with a current capacity of 23,000 wafers per month. Under the business sale agreements entered in August 2003 and March 2004, we purchased all of UMCi shares held by Infineon and EDB Investments. Through subsequent purchases, UMCi became our wholly-owned subsidiary in December 2004. Pursuant to a business sale agreement dated March 31, 2005, UMCi transferred its businesses, operations and assets to our Singapore Branch on April 1, 2005.

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, revenues varied significantly over this period. It can take several years to plan and construct a fab and bring it to operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs or acquiring existing fabs in response to anticipated demand growth for semiconductors. In addition, after commencement of commercial operations, fabs can increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent a proportional growth in demand, this increase in supply often results in semiconductor manufacturing overcapacity, which has led to a sharp decline in semiconductor prices and significant capacity under-utilization. With a general recovery in the worldwide semiconductor industry, our average capacity utilization rate increased to 90.8% in 2004 but decreased to 72.4% in 2005 and increased to 79.5% in 2006. We believe that our results in 2004, 2005 and 2006 reflect the ongoing uncertainty in the global economy, conservative corporate information technology spending and low visibility with respect to end market demand.

Pricing

We price our products on either a per die or a per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we in general review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed, fluctuations in our products’ average selling prices historically have had a substantial impact on our margins. Our average selling price decreased approximately 1.3% from 2005 to 2006, mainly due to the reduction of average selling price from our customers in spite of our shift towards higher-priced product mix using more advanced technology.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to compete effectively with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2004, 2005 and 2006, approximately 70.1%, 74.0% and 69.5%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs. Our variable costs increased in 2006 due to (i) an increase in direct material costs from NT$6,276 million in 2005 to NT$7,584 million (US$232.7 million) in 2006 due to higher wafer-start quantities and (ii) an increase in costs of spare parts in Fab 12A and Fab 12i from NT$1,010 million and NT$665 million in 2005, respectively, to NT$1,810 million (US$55.5 million) and NT$1,296 million (US$39.8 million) in 2006, respectively, as a result of more wafer production.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Due to the decreased demand for semiconductors in 2001 and 2002, our average capacity utilization rate decreased from 100% in 2000 to 46.6% in 2001 and to 65.2% in 2002. Due to the cyclinical nature of the worldwide semiconductor industry, our average capacity utilization rate of 90.8% in 2004 decreased to 72.4% in 2005 but increased to 79.5% in 2006. Utilization rates can also be affected by efficiency in production facility and product flow management. Other factors affecting utilization rates are the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply and fire or natural disaster.

Our production capacity is determined by us based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance, expected product mix and research and development. Because these factors include subjective elements, our measurement of capacity utilization rates may not be comparable to those of our competitors.

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

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. In addition to the volume production with 90 nanometer and 65 nanometer technology in 2004 and 2006, respectively, we are actively developing 45-nanometer process technologies to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size. Our 45-nanometer technology is expected to be ready for our foundry customers’ application in the second half of 2007. These types of technology migration require continuous capital and research and development investment. Because developing and acquiring advanced technologies involve substantial capital investment, we expect to continue to spend a substantial amount of capital on upgrading our technologies.

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

Investments

Most of our investments were made to improve our market position and for strategy considerations, a significant portion of which are in foundry-related companies including fabless design customers, raw material suppliers and intellectual property vendors. In addition, we also invest in non-foundry-related businesses, such as Mega Financial Holding Co. Ltd., or Mega Financial, and ProMOS Technologies. In recent years, we have from time to time disposed of investments for financial, strategic or other purposes.

See “Item 4. Information on the Company — B. Business Overview — Our Investments” for a description of our investments.

Treasury Share Programs

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. As of December 31, 2004, 2005 and 2006, we purchased an aggregate of 528 million, 1,278 million and 2,678 million, respectively, of our shares under these plans. From February 16, 2006 to April 15, 2006, we also purchased 1,000 million of our shares for cancellation. Of the repurchase shares, 137 million shares in aggregate were transferred to our employees and 1,199 million shares in aggregate were cancelled as of May 31, 2006. In addition, on May 22, 2006, we announced a plan, which is not binding on us, to buy back up to 400 million of our shares on the Taiwan Stock Exchange at a price ranging from NT$13.90 to NT$32.15 per share between May 23, 2006 and July 22, 2006 to transfer to employees.

Critical Accounting Policies

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included in the annual report, which have been prepared in accordance with ROC GAAP. ROC GAAP varies in certain respects from US GAAP. These differences and their effects on our financial statements are described in Note 39 to our audited consolidated financial statements included in this annual report. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis and base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectibility is reasonably assured. Most of our sales transactions have shipping terms of Free on Board (FOB) or Free Carrier (FCA) shipment under which title and the risk of loss or damage are transferred to the customer upon delivery of the product to a carrier approved by the customer.

Allowance for sales returns and discounts are estimated taking into consideration of customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectibility. Such allowances are recorded in the same period in which sales are made. Shipping and handling costs are included in sales expenses.

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

The allowances for doubtful accounts accounted for 1.04% and 0.01% of our accounts receivables as of December 31, 2005 and 2006, respectively. Even if we were to change our estimated rate on allowance for doubtful receivables either upward or downward by 10%, there would not have been material impact on our operating income.

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

Deferred Taxes

Most of our existing tax benefits arise from investment tax credits, and others from net operating loss carry-forward and temporary differences. We recognize these tax benefits as deferred tax assets. Income tax expense or benefit is recognized when there is a net change in deferred tax assets and liabilities. A valuation allowance is recorded to reduce our deferred tax assets to the extent that we believe it is more likely than not that the tax benefits will not be realized. The assessment of the valuation allowance involves subjective assumptions and estimates as it principally depends on the estimation of future taxable income and ongoing prudent and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or other reasons or in the event we determine that we will not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets valuation allowance may be required with the adjusting amount charged to income in this period. Likewise, should future taxable income be higher than expected due to future market conditions or other reasons or in the event we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to our deferred tax assets valuation allowance would increase income in this period.

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

Goodwill Impairment

Pursuant to ROC GAAP effective January 1, 2005, and US GAAP effective January 1, 2002, goodwill is subject to impairment tests on an annual basis, or more frequently whenever events occur or circumstances change indicating that goodwill might be impaired. Furthermore, goodwill shall cease to be amortized since January 1, 2006 under ROC GAAP. The assessment on impairment of goodwill is subject to significant judgment. Under ROC GAAP, such judgment includes identifying the cash generating unit (“CGU”), making assumptions for discounted cash flow analysis to derive the fair value of the CGU and properly assigning relevant assets, liabilities and goodwill to the CGU. Under US GAAP, we are required to identify the reporting unit, use the appropriate stock price to derive the fair value of reporting unit, and assign the fair value of relevant assets and liabilities to the reporting unit. Ultimately, we compare the fair value of goodwill to its carrying value and determine the impairment loss, if any. If the relevant assumptions and estimates change in the future, they will impact our goodwill impairment test.

Pensions

All of our regular employees were entitled to a defined benefit pension plan under the ROC Labor Standards Law, or Labor Standards Law, prior to July 1, 2005. Such pension plan was managed by an independently administered pension fund committee, and fund assets are deposited under the committee’s name at the Central Trust of China and not associated with us. On July 1, 2005, the ROC Labor Pension Act, or the Labor Pension Act, became effective, under which qualified employees may elect to apply the pension calculation either under the ROC Labor Standards Law or under the ROC Labor Pension Act in accordance with a new defined contribution plan. The employees that selected to apply the Labor Pension Act may have their seniority previously accrued under the Labor Standards Law retained.

Under the defined benefit pension plan of the Labor Standards Law, we have significant pension benefit costs and liabilities that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. We consider current market conditions, including changes in interest rates, in selecting these assumptions. In addition to changes resulting from fluctuations in our related headcount, changes in the related pension costs or liabilities may also occur in the future due to changes in assumptions. Under the defined contribution pension plan of the ROC Labor Pension Act, we are required to make monthly contributions to employees’ individual pension accounts and recognize expenses in the periods in which the contributions become due.

Investments in Debt and Equity Securities

Prior to 2006, investments in debt and equity securities are classified as either short-term or long-term investments and carried at the lower of aggregate cost or market value under ROC GAAP. The determination of whether an investment is short-term or long-term takes into consideration our ability and intention to hold those securities, whether the securities have quoted market prices and whether the securities are actively bought and sold by us. All unrealized losses arising from short-term investments as well as unrealized gains representing recoveries of previously recorded losses are recognized in the statement of income. Unrealized gains in excess of original cost are not recognized until realized. For long-term investments over which we do not have the ability to exercise significant influence or control, a decline in market value below cost is charged to stockholders’ equity unless this decline is not expected to be recovered in the future, in which case the decline is charged as a loss to the statement of income. Unrealized appreciation in market value above original cost is not recognized until realized.

Under US GAAP and ROC SFAS 34 effective January 1, 2006, equity securities over which we exercise no significant influence or control and debt securities with readily determinable fair values are to be classified as either trading (which are known as financial assets at fair value through profit or loss, or “FVTPL”, under ROC GAAP), available-for-sale or held-to-maturity securities. Debt securities that we have the intent and ability to hold to maturity are classified as held-to-maturity securities and reported at their amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses reported in other comprehensive income under stockholders’ equity. Unrealized losses that are deemed to be other than temporary are charged to earnings. For individual securities classified as either available-for-sale or held-to-maturity, we would determine whether a decline in fair value below cost is other than temporary pursuant to guidance provided by SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) and EITF No.03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). We consider, among other factors, information concerning significant adverse changes in market conditions in which the investee operates and operating issues specific to the investee in determining whether a decline in value is temporary. In general, we consider a decline in market value below cost for a continuous period of six months to be other than temporary decline. If the decline in fair value is judged to be non-temporary, the cost basis of the individual security is written down to fair value with a charge against earnings.

Derivative Instruments

We have issued several convertible and exchangeable bonds since 2001. These debt instruments contain conversion or exchange option, which give the bondholders the right to convert or exchange the debt into the underlying common stock or ADS at the strike price. The conversion or exchange term may contain a fixed foreign exchange rate feature which determines the rate at which the bond denominated in foreign currency will be converted into common stock denominated in local currency. These debt instruments may also contain call features, which give us the right to redeem the bonds at the early redemption price under certain conditions before maturity. Under US GAAP, the derivative instruments embedded in our convertible bonds and exchangeable bonds are subject to the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). If these derivative features meet the definition of derivative instruments under SFAS 133, these derivatives are required to be fair valued at each reporting date with any change reported in the statement of income. The derivatives are fair valued by using the option pricing model, which requires us to make various assumptions including expected volatility of the stock price over the option’s life and expected life of the option, among other things. In determining these input assumptions, we consider historical trends in conjunction with the exercise of management’s professional judgment. Because the model is sensitive to change in the input assumptions, different assessment of the required inputs may result in different fair value estimates of the option.

We also held assets in the form of credit-linked deposits and these deposits are credit-linked to debt securities issued by other entities (the “reference entities securities”). Under US GAAP, these credit-linked deposits, which are linked to the credit worthiness of the reference entities securities, contain an embedded derivative that should be bifurcated pursuant to SFAS 133 from the underlying deposits and measured at fair value with any change in fair value recorded in earnings. The derivative instrument is initially fair valued based on the present value of the additional interest amount earned using the risk-

free interest rate plus a risk premium, and an offsetting asset is recognized to represent the additional interest payments that will be earned by us over the term of the credit-linked deposit. Derivatives are revalued to determine the impact on the statement of income based on the assessment of the credit-worthiness of the reference entities and the time value of the instrument.

Under US GAAP, certain freestanding derivative instruments such as our interest rate swap agreements are fair valued at each reporting period end. The fair value of such instruments is determined using market established valuation techniques, which involve certain key inputs such as the expected interest forward rate and expected volatility in interest rates. Any change in such key inputs could materially impact the determination of fair value of these derivative instruments.

Employee Stock Options

Under ROC GAAP, we apply the intrinsic value method to recognize the difference between the market price of the stock and the exercise price of the employee stock option as compensation expense. Under US GAAP, for years prior to 2006, we selected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and applied the intrinsic value method for the accounting of employee stock options. We also disclosed pro forma information regarding net income and earnings per share according to SFAS No. 123, “Accounting for Share-Based Compensation” (“SFAS 123”). The pro forma net income is determined as if the fair values of the employee stock options were recognized as compensation expense for the period. Effective January 1, 2006, we adopted the modified prospective transition method provided by SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). For equity-settled employee stock options, the corresponding increase in equity is measured at the fair value of the options. For cash-settled employee stock options, the corresponding liability incurred is measured at the fair value of the liability and such fair value is remeasured subsequently at each reporting date through the settlement date.

The Black-Scholes option-pricing model requires the use of input assumptions, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. We applied the historical realized volatility, which calculates volatility based on the historical stock price volatility over the historical time period equal to the expected term of the employee stock option, in estimating expected volatility. We adopted the shortcut approach stated in Staff Accounting Bulletin 107 in estimating the expected term for the employee stock option. The expected term would be presumed to be the mid-point between the vesting period and the contractual term. On the other hand, we believed that historical pattern of dividend yield should be considered for estimating the expected dividend of the underlying employee stock options. SFAS 123(R) stated that for entities based in jurisdictions outside the United States, the risk-free interest rate is the implied yield of zero-coupon government bonds currently available in the market in which the shares are primarily traded. Hence, we use the average yield of Taiwan Government Bond with the remaining term equal to the expected term as the risk-free interest rate. The estimates of option fair value are not expected to foresee future events or the values realized by employees who receive stock option at the end of plans. In addition, later events are not indicative of the rationality of the initial estimates of the fair value of options used by us.

Employee stock options granted prior to our adoption of SFAS 123(R) that have not vested by the adoption date will be expensed over the remaining portion of the vesting period, based on the fair value on the grant date estimated in accordance with the original provisions of SFAS 123. The expense is distributed to manufacturing cost, sales and marketing, general and administrative and research and development according to the employees’ respective function. Pursuant to SFAS 123(R), we adjust employee stock option expenses on a quarterly basis for changes in expected forfeitures based on the examination of latest employee stock option forfeiture activity. The effect of adjusting the forfeiture rate used for expense amortization after January 1, 2006 is recognized in the corresponding period in which the expected forfeiture rate is changed.

A. Operating Results

Consolidation

Unlike US GAAP, ROC GAAP, prior to January 1, 2005, stipulates that if the total assets and operating revenues of a subsidiary are less than 10% of the non-consolidated total assets and operating revenues of the Company, respectively, the subsidiary’s financial statements may, at the option of the Company, not be consolidated. Irrespective of the above test, when the total combined assets or operating revenues of all such non-consolidated subsidiaries constitute up to 30% of the Company’s non-consolidated total assets or operating revenues, then each individual subsidiary with total assets or operating revenues up to 3% of the Company’s non-consolidated total assets or operating revenues has to be consolidated, and remain so for all subsequent consolidated financial statements unless the percentage of the combined total assets or operating revenues for all such subsidiaries becomes less than 20% of the Company’s respective non-consolidated amount. As a result, our consolidated financial statements prepared under ROC GAAP do not include the financial results of Fortune Venture

Capital Corporation, Unitruth Investment Corp., UMC Capital Corporation (including its subsidiary, UMC Capital (USA)), United Microelectronics Corp. (Samoa), and United Foundry Service Inc. in 2004, each of which is a consolidated subsidiary under US GAAP. None of our consolidated revenues for the year ended December 31, 2004 was contributed by the net operating revenues of these subsidiaries. However, effective January 1, 2005, pursuant to the amended ROC SFAS 7, the 10% threshold is no longer applicable and all subsidiaries over which we have control through direct and indirect ownership of greater than over 50% of voting interests or other situations are required to be consolidated. See Note 2 to our audited consolidated financial statements.

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

Due to the increasing expenditures related to the purchase of equipment and the capacity expansion in 300mm manufacturing facilities in 2005 and the benefits received from the reduced depreciation of 200mm facilities and equipment in 2006, our total depreciation expenses increased from NT$45,590 million in 2004 to NT$51,366 million in 2005 and decreased to NT$44,256 million (US$1,358 million) in 2006.

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

•

gain on valuation of financial assets and liabilities, which have been primarily derived from changes in the values of financial assets and liabilities classified into the FVTPL according to ROC SFAS34;

•	dividend income, which has been primarily derived from marketable securities and long-term investments; and

•	other income, which has been primarily derived from our branch’s grant income received from the government in Singapore.

Our non-operating expenses principally consist of:

•	interest expenses, which have been primarily derived from long-term debt;

•	impairment loss, which have been primarily derived from the loss recognized in our long-term investments and technology know-how pursuant to ROC SFAS No.35, “Accounting for Asset Impairment”; and

•	loss on decline in market value and obsolescence of inventories, which have been primarily derived from an allowance for loss on decline in market value or obsolescence of inventories.

Taxation

Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of four or five years following each such capital increase. This tax exemption resulted in tax savings of approximately NT$3,306 million, NT$271 million and NT$176 million (US$5.4 million) in 2004, 2005 and 2006, respectively. Our current tax rate is 25%, the same rate applicable to companies outside the Hsinchu Science Park.

We also benefit from other tax incentives generally available to technology companies in Taiwan, including tax credits applicable against corporate income tax that range from 30% to 50% of the amount of certain research and development and employee training expenses and 5% to 20% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately NT$4,383 million, NT$3,564 million and nil in 2004, 2005 and 2006, respectively. Our tax saving decreased to nil in 2006 as a result of higher AMT payable and the limitation on the use of tax credits prescribed under the Minimum Income Tax Statute effective from January 1, 2006.

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$374 million, NT$67 million and NT$3,261 million (US$100.1 million) of tax expense in 2004, 2005 and 2006, respectively. Our effective income tax rate in 2006 was 8.91%.

In 1997, the ROC Income Tax Law was amended to integrate corporate income tax and shareholder dividend tax to eliminate the double taxation effect for resident shareholders of Taiwan companies. Under the amendment, all retained earnings generated from January 1, 1998 and not distributed to shareholders as dividends in the following year will be assessed a 10% retained earnings tax. See “Item 10. Additional Information—E. ROC Tax Considerations—Dividends.” As a result, if we do not distribute all of our annual retained earnings generated beginning January 1, 1998 as either cash and/or stock dividends in the following year, these earnings will be subject to the 10% retained earnings tax.

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Year Ended December 31,
	2004	2005	2006
Net operating revenues	100.0%	100.0%	100.0%
Costs of goods sold	71.5	90.4	80.9

Gross profit	28.5	9.6	19.1
Operating expenses:
Sales and marketing	2.1	3.7	3.0
General and administrative	3.8	4.4	3.1
Research and development	5.7	9.6	8.4

Operating income (loss)	16.9	(8.1)	4.6
Net non-operating income	7.7	13.7	28.1

Income before income tax and minority interest	24.6	5.6	32.7
Income tax expense	(0.3)	(0.1)	(2.9)

Cumulative effect of changes in accounting principles (the net amount after deducted tax expense)	—	(0.1)	(1.1)
Minority interest loss	0.3	1.6	0.4

Net income	24.6	7.0	29.1

2005 Compared with 2006

Net operating revenues. Net operating revenues increased by 11.7 % from NT$100,316 million in 2005 to NT$112,004 million (US$3,436.7 million) in 2006, largely attributable to an increase in customer demand, which resulted in a 15.3% increase in wafers sold, from 2,999 thousand wafers in 2005 to 3,458 thousand wafers in 2006. The increase in our net operating revenues was attributable to an increase in our sales volume in 2006, partially offset by a 1.3% decrease in average selling price as compared to 2005 as a result of a fall in market pricing in spite of a shift towards higher-priced product mix using more advanced technology. Our 0.15 micron and more advanced technologies had contributed approximately 46.4% of our net wafer sales in 2006, as compared to 39.0% in 2005.

Cost of goods sold. Cost of goods sold were NT$90,643 million and NT$90,638 million in 2005 and 2006, respectively. Our capacity utilization rate increased from 72.4% in 2005 to 79.5% in 2006.

Gross profit and gross margin. Our gross margin fluctuation depends on the level of manufacturing capacity, wafer shipments and product mix. Gross margin increased from 9.6% in 2005 to 19.1% in 2006, which was primarily driven by higher capacity utilization. As our utilization rates increased from 72.4% in 2005 to 79.5% in 2006, our costs were allocated over a larger number of units, which led to lower unit costs and higher gross margin, partially offset by a decrease in average selling price.

Operating income and operating margin. Our operating loss was NT$8,087 million in 2005 compared to an operating income of NT$5,159 million (US $159 million) in 2006. Our operating margin increased from (8.1)% in 2005 to 4.6% in 2006. The increase in operating margin is largely due to an increase in gross margin. Operating expenses decreased by 8.7% from NT$17,760 million in 2005 to NT$16,207 million (US$497 million) in 2006.

Sales and marketing expenses. Our sales and marketing expenses decreased by 10% from NT$3,739 million in 2005 to NT$3,366 million (US$103 million) in 2006. The decrease in sales and marketing expenses was mainly derived from consolidating different subsidiaries in 2006 than in 2005, partially offset by an increase in our purchase of intellectual properties from third parties to assist our customers to develop SoC. Our sales and marketing expenses as a percentage of our net operating revenues decreased from 3.7% in 2005 to 3.0% in 2006.

General and administrative expenses. Our general and administrative expenses decreased by 22.0% from NT$4,387 million in 2005 to NT$3,422 million (US$105 million) in 2006. The decrease in general and administrative expenses was largely due to consolidating different subsidiaries in 2006 than in 2005, as well as the absence of amortization of goodwill generated from business combinations since January 1, 2006 pursuant to the ROC SFAS 25, “Business Combination -- Accounting Treatment under Purchase Method”. If we had accounted for goodwill in accordance with the requirements in the prior year, net income in 2006 would have decreased NT$859 million (US$26 million). Our general and administrative expenses as a percentage of our net operating revenues decreased from 4.4% in 2005 to 3.1% in 2006.

Research and development expenses. Our research and development expenses decreased by 2.2% from NT$9,634 million in 2005 to NT$9,419 million (US$289 million) in 2006, primarily due to the offset effect as a result of the decrease in our consolidated subsidiaries, in spite of the increase in research and development expenses of UMC in connection with its continued development of 90-nanometer and 65-nanometer process technologies. Our research and development expenses as a percentage of our net operating revenues decreased from 9.6% in 2005 to 8.4% in 2006.

            Net non-operating income. Net non-operating income substantially increased by 129.5% from NT$13,693 million in 2005 to NT$31,428 million (US$964 million) in 2006 mainly due to the gain on disposal of investments. Gain on disposal of investments increased from NT$10,277 million in 2005 to NT$28,651 million (US$879 million) in 2006, of which we recognized NT$13,152 million (US$403.6 million) gain on disposal of investment in Hsun Chieh, one of our subsidiaries in and prior to 2005 but an equity-method investee in 2006.

Net income. Due to the factors described above, we incurred a net income of NT$32,619 million (US$1,001 million) in 2006, compared to a net income of NT$7,027 million in 2005.

2004 Compared with 2005

Net operating revenues. Net operating revenues decreased by 22.4% from NT$129,191 million in 2004 to NT$100,316 million in 2005, largely attributable to a decrease in customer demand, which resulted in a 3.8% decrease in wafers sold, from 3,119 thousand wafers in 2004 to 2,999 thousand wafers in 2005. The decrease in our net operating revenues was partially attributable to a decrease in average selling price. Our average selling price in 2005 decreased by 19.3% as compared to 2004 as a result of a fall in market pricing in spite of a shift towards higher-priced product mix using more advanced technology. Our 0.15 micron and more advanced technologies had contributed approximately 39.0% of our net wafer sales in 2005, as compared to 28.6% in 2004.

Cost of goods sold. Cost of goods sold decreased by 1.9% from NT$92,393 million in 2004 to NT$90,643 million in 2005, largely due to a 3.8% decrease in wafers sold from 3,119 thousand wafers in 2004 to 2,999 thousand wafers in 2005.

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

Operating income and operating margin. Operating income decreased substantially from NT$21,806 million in 2004 to NT$(8,087) million in 2005. Our operating margin decreased from 16.9% in 2004 to (8.1)% in 2005. The decrease in operating margin is largely due to a decrease in gross margin. Operating expenses increased by 18.5% from NT$14,992 million in 2004 to NT$17,760 million in 2005.

Sales and marketing expenses. Our sales and marketing expenses increased by 34.7% from NT$2,775 million in 2004 to NT$3,739 million in 2005. The increase in sales and marketing expenses was mainly due to the consolidation effect derived from our newly consolidated subsidiaries. In addition, we also increase our purchase of intellectual properties from third parties to assist our customers to develop SoC. Our sales and marketing expenses as a percentage of our net operating revenues increased from 2.1% in 2004 to 3.7% in 2005.

General and administrative expenses. Our general and administrative expenses decreased by 9.6% from NT$4,853 million in 2004 to NT$4,387 million in 2005. It was largely due to a significant decrease in UMCi’s general and administrative expenses because UMCi’s start-up cost was classified as general and administrative expense before it began volume production in the first quarter of 2004, and due to slight decreases in the general and administrative expenses of our subsidiaries. Our general and administrative expenses as a percentage of our net operating revenues increased from 3.8% in 2004 to 4.4% in 2005.

Research and development expenses. Our research and development expenses increased by 30.8% from NT$7,364 million in 2004 to NT$9,634 million in 2005. The increase in research and development expenses resulted primarily from our continued development of 90-nanometer and 65-nanometer process technologies. Our research and development expenses as a percentage of our net operating revenues increased from 5.7% in 2004 to 9.6% in 2005.

Net non-operating income. Net non-operating income substantially increased by 37.8% from NT$9,938 million in 2004 to NT$13,693 million in 2005 mainly due to the reversal of valuation allowance of inventory resulting from the sale of inventory. Valuation on inventory contributed to NT$837 million gain in 2005 compared to NT$1,884 million loss in 2004. Due to the appreciation of exchange rate of New Taiwan dollars to U.S. dollars from NT$31.74 on December 31, 2004 to NT$32.80 on December 30, 2005, we had a net foreign exchange gain of NT$295 million in 2005.

Net income. Due to the factors described above, we incurred a net income of NT$7,027 million in 2005, compared to a net income of NT$31,843 million in 2004.

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

We have financed our capital expenditure requirements with cash flows from operations as well as from bank borrowings, the issuance of bonds and equity-linked securities denominated in NT dollars and U.S. dollars and the proceeds from our ADS offering in September 2000. We incurred capital expenditures of NT$81,110 million, NT$22,163 million and NT$33,240 million (US$1,020 million) in 2004, 2005 and 2006, respectively, requiring a significant amount of funding from financing activities. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows. Cash flows significantly exceed operating income, reflecting the significant non-cash depreciation expense. We generated cash flows from operations of NT$72,490 million, NT$45,046 million and NT$47,078 million (US$1,445 million) in 2004, 2005 and 2006, respectively.

As of December 31, 2006, we had NT$93,853 million (US$2,880 million) of cash and cash equivalents and NT$8,538 million (US$262 million) of FVTPL.

On January 23, 2007, the board of directors of our company proposed a capital reduction plan of NT$57,393,578,070, including cancellation of 5,739,357,807 of our outstanding shares and receipt by our shareholders of approximately NT$3 for each share. We believe that our working capital, cash flow from operations and unused lines of credit is sufficient for our present requirements.

Operating Activities

Our operating activities generated cash of NT$47,078 million (US$1,445 million) in 2006. Cash generated from our operating activities for 2006 was primarily attributable to add-back of non-cash items, such as depreciation and amortization in the amount of NT$46,082 million (US$1,414 million).

Investment Activities

Net cash used in our investment activities was NT$16,511 million (US$507 million) in 2006. In 2006, we used cash of NT$33,240 million (US$1,020 million) to purchase equipment primarily used at our fabs.

We held several credit-linked deposits and repackage bonds with a carrying value of approximately NT$1,110 million (US$34.1 million) as of December 31, 2006. Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk” included elsewhere in this annual report for a detailed discussion of the credit-linked deposits and repackage bonds.

Financing Activities

Net cash used in our financing activities was NT$45,056 million (US$1,382.5 million) in 2006. For financing activities in 2006, we purchased 1,400 million treasury shares for cash NT$27,286 million (US$837 million). We also repaid long-term loans and bonds of NT$5,250 million (US$161 million) and NT$5,000 million (US$153 million), respectively, in cash in 2006.

We had NT$343 million (US$10.5 million) outstanding short-term loans as of December 31, 2006. We had total availability under existing short-term lines of credit, which can be drawn in NT dollars, U.S. dollars, Japanese Yen, Singapore dollars and/or Euros at our discretion, of NT$13,057 million (US$400.6 million) as of December 31, 2006. All of our short-term loans are revolving facilities with terms of six months or one year, which may be extended for terms of six months or one year each with lender consent. The weighted average annual effective interest rate under these facilities ranged between 5.665% and 5.845% as of December 31, 2006. Our obligations under our short-term loans are unsecured.

We had no long-term loans as of December 31, 2006.

We had bonds payable of NT$39,451 million (US$1,210.5 million) in the aggregate as of December 31, 2006.

As of December 31, 2006, our outstanding long-term liabilities primarily consisted of:

•	NT$5.25 billion unsecured domestic bonds consisting of two tranches: NT$2.25 billion 5.285% unsecured bonds due April 2007 and NT$3 billion 5.285% unsecured bonds due April 2008;

•

NT$15 billion unsecured domestic bonds, consisting of two tranches: NT$7.5 billion five-year unsecured bonds with interest rates of 4.0% minus 12-month U.S. dollar LIBOR but at the minimum of 0%, and NT$7.5 billion seven-year unsecured bonds with interest rates of 4.3% minus 12-month U.S. dollar LIBOR but at the minimum of 0%; and

•	US$95.7 million Zero Coupon Exchangeable Bonds due 2007.

In May 2002, we issued US$235 million Zero Coupon Exchangeable Bonds due 2007. The proceeds of this offering have been used to purchase equipment for Fab 8D. These bonds, which are scheduled to mature on May 10, 2007, are exchangeable, at the option of the bondholders, into common shares or ADSs of AU Optronics at an initial exchange price of NT$59.34 per common share of AU Optronics at any time on or after June 19, 2002, and are redeemable by us under certain circumstances on or any time after August 10, 2002 and prior to May 10, 2007. As of May 31, 2006, US$139 million of the Zero Coupon Exchangeable Bonds due 2007 were exchanged into 88 million common shares of AU Optronics. The current exchange price is NT$44.3 per common share of AU Optronics.

•	¥5,370 million Zero Coupon Convertible Bonds due 2007;

In March 2002, UMCJ issued ¥17,000 million Zero Coupon Convertible Bonds due 2007 at an issue price of 101.75% of the principal amount. The proceeds of this offering have been used to finance capital expenditures and repay certain loans. The initial conversion price was set at ¥1,600,000 per share, subject to adjustments upon the occurrence of certain events set forth in the indenture. The current conversion price is ¥400,000 per share. The bonds are redeemable by UMCJ under certain circumstances at any time on or after March 25, 2005 and prior to March 26, 2007. As of December 31, 2006, UMCJ repurchased ¥11,630 million of the bonds from the open market of which ¥11,630 million were cancelled. We redeemed the bonds in full on March 26, 2007, the maturity date thereof.

•	¥17,340 million Zero Coupon Convertible Bonds due 2013; and

In November 2003, UMCJ issued ¥21,500 million Zero Coupon Convertible Bonds due 2013 at an issue price of 101.25% of the principal amount. The proceeds of this offering have been used to finance capital investments and our investments in UMCi. The conversion price was set at ¥187,500 per share, subject to adjustments upon the occurrence of certain events set forth in the indenture. The bonds are redeemable by UMCJ under certain circumstances at any time on or after November 27, 2006 and prior to November 25, 2013. As of December 31, 2006, UMCJ repurchased ¥13,450 million of the bonds from the open market of which ¥4,160 million were cancelled.

•	US$381.4 million Zero Coupon Convertible Bonds due 2008.

In October 2005, we issued US$381.4 million Zero Coupon Convertible Bonds due 2008. The proceeds of this offering have been used to purchase of raw materials abroad. The bonds, which are scheduled to be mature in February 2008, are convertible at the option of the bondholders into our ADSs at an initial conversion price of US$3.814 per ADS at any time on or after November 4, 2005 and are redeemable by us under certain circumstances on or any time after April 5, 2007. As of March 31, 2007, none of the holders of our Zero Coupon Convertible Bonds due 2008 had exercised conversion rights to receive our ADSs. The current conversion price is NT$3.693 per ADS.

The current portion of bonds due within one year were NT$5,356 million (US$164 million).

Capital Expenditures

We have entered into several construction contracts for the expansion of our factory space. As of December 31, 2006, these construction contracts amounted to NT$3,816 million (US$117 million) with an unaccrued portion of the contracts of NT$1,896 million (US$58 million).

In 2006, we spent approximately NT$33,240 million (US$1,020 million) primarily to purchase 8-inch and 12-inch wafer-processing equipment and other equipment for research and development and production purposes. Our initial budget for purchases of semiconductor manufacturing equipment for 2007 is approximately US$1 billion. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook.

We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure requirements at least through the end of 2007. We also expect to fund a portion of our capital requirements in 2007 through the cash provided by operating activities. Due to rapid changes in technology in the semiconductor industry, however, we have frequent demand for investment in new manufacturing technologies. We cannot assure you that we will be able to raise additional capital, should that become necessary, on terms acceptable to us, or at all. If financing is not available on terms acceptable to us, management intends to reduce expenditures so as to delay the need for additional financing. To the extent that we do not generate sufficient cash flows from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings to finance our working capital needs or our future expansion plans. The sale of additional equity or equity-linked securities may result in additional dilution to our shareholders. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our products and change in our product mix, which in turn may be adversely affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the average selling prices of our products. The average selling prices of our products have been subjected to downward pressure in the past and are reasonably likely to be subject to further downward pressure in the future. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

Transactions with Related Parties

Our transactions with related parties have been conducted on arm’s-length terms. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 31 to our audited consolidated financial statements included in this annual report.

Inflation/Deflation

We do not believe that inflation in the ROC has had a material impact on our results of operations.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain significant respects from US GAAP. Such differences include methods of consolidation and methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP. Note 39 to our audited financial statements, included in this annual report, provides a discussion and quantification of the differences between ROC GAAP and US GAAP as they related to us. We provide a summary of some material differences included therein below.

The following table sets forth a comparison of our net income and stockholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated.

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
		(in millions)
Net income (loss)
Net income (loss), ROC GAAP	31,843	7,027	32,619	1,001
US GAAP adjustments
Compensation	(3,751)	(2,441)	(2,106)	(65)
Equity investees	(792)	690	(204)	(6)
Investment in debt and equity securities	(2,710)	169	1,185	36
Convertible/exchangeable bond liabilities	(88)	(39)	199	6
Goodwill amortization and impairment loss	(39,753)	(19,333)	—	—
Treasury stock and related disposal	—	102	(10,842)	(332)
Derivative instruments	520	(1,612)	1,126	35
Income tax effect	494	(232)	(180)	(6)
Net income (loss), US GAAP	(14,237)	(15,669)	21,797	669

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
		(in millions)
Stockholders’ equity
Total stockholders’ equity, ROC GAAP	266,374	258,284	291,165	8,934
Compensation	154	56	(685)	(21)
Equity investees	1,648	3,784	496	15
Investment in debt and equity securities	16,477	37,333	(287)	(9)
Convertible / exchangeable bond liabilities	(663)	(702)	—	—
Goodwill amortization and impairment loss	57,447	38,114	38,114	1,170
Treasury stock and related disposal	(2)	—	(4,476)	(137)
Derivative instruments	572	(624)	—	—
Income tax effect	413	180	—	—
Pension	—	—	(165)	(5)

Stockholders’ equity, US GAAP	342,420	336,425	324,162	9,947

Note. Refer to Note 39 to our audited financial statements included elsewhere in this annual report.

Difference between ROC GAAP and US GAAP that have a material effect on our net income and stockholders’ equity under ROC GAAP include compensation expenses, derivative instruments, investments in debt and equity securities, consolidated goodwill, treasury stock and related disposal and pension liability.

Compensation Expenses

Pursuant to our articles of incorporation, we are required, under certain circumstances, to distribute a certain percentage of unappropriated earnings as employee bonuses and remuneration to directors and supervisors. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Remuneration to directors and supervisors is settled in cash. Employee bonuses for years prior to 2004 were settled in the form of shares. Since 2004, employee bonuses may be settled in cash or shares or a combination of both. The number of shares distributed as employee bonuses is determined by dividing the total nominal NT dollar amount of the bonuses to be settled in shares by the par value of the shares, which is NT$10 per share, rather than their market value, which is generally been substantially higher than the par value. Under ROC GAAP, the distribution of employee bonuses and remuneration to directors and supervisors are treated as appropriation of retained earnings, and we are not required to charge, and have not charged, them to earnings. Under US GAAP, however, we are required to charge the market value of the shares and the cash amount for employee bonus remuneration as compensation expenses, correspondingly reducing our net income and earnings per share calculated. After shareholders approve the employee bonuses in the subsequent year, adjustment of compensation expense, if any, is recorded for the difference between minimum employee bonuses accrued and the final amount paid to employees at the grant date fair value. Accordingly, our net income and earnings per share calculated under ROC GAAP and US GAAP will be different. See Note 39 to our audited consolidated financial statements.

Under ROC GAAP, we apply the intrinsic value method to recognize the compensation expense for employee stock options. Since January 1, 2004, we also disclose pro forma net income and earnings per share as if fair value method were adopted. Under US GAAP, we applied the intrinsic value method for the accounting of employee stock options and disclosed pro forma information regarding net income and earnings per share required by SFAS 123 for years prior to 2006. Effective January 1, 2006, we adopted the modified prospective transition method provided by SFAS 123(R). As of December 31, 2006, there was NT$687 million (US$21.1 million) of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the employee stock option plan. The cost is expected to be recognized over a period of 2.5 years on a weighted-average basis. For equity-settled employee stock options, the corresponding increase in equity is measured at the grant date fair value. For cash-settled employee stock options, the corresponding liability incurred is measured at the fair value on the cash-settlement date, and the employee stock options is remeasured at each reporting date through the settlement date.

Derivative Instruments

Under US GAAP, as prescribed by SFAS 133, the embedded derivative features contained in our exchangeable bonds, convertible bonds and credit-linked deposits are bifurcated and separately accounted for, if the economic characteristics and risks of the embedded derivative instruments and the host contracts are not clearly and closely related. Those bifurcated embedded derivatives are accounted for at fair value with the changes in fair value included in earnings of the year. Freestanding derivatives such as interest rate swap agreements are recorded at fair value with changes in fair value charged to earnings unless hedge accounting has been applied. Under ROC GAAP, those derivative instruments are neither bifurcated nor required to be accounted for as a hedging instrument before the adoption of ROC SFAS 34 and SFAS 36 effective January 1, 2006. See Note 39 to our audited consolidated financial statements.

Investments in Debt and Equity Securities

Prior to 2006, marketable securities are classified as either short-term or long-term investments and carried at the lower of aggregate cost or market value under ROC GAAP. The determination of whether an investment is short-term or long-term takes into consideration our ability and intention to hold those securities, whether the securities have quoted market prices and whether the securities are actively bought and sold by us. All unrealized losses arising from short-term investments as well as unrealized gains representing recoveries of previously recorded losses are recognized in the statement of income. Unrealized gains in excess of original cost are not recognized until realized. For long-term investments over which we do not have the ability to exercise significant influence or control, a decline in market value below cost is charged to stockholders’ equity unless this decline is not expected to be recovered in the future, in which case, the decline is charged as a loss to the statement of income. Unrealized appreciation in market value above original cost is not recognized until realized. Under US GAAP and ROC SFAS 34 effective January 1, 2006 , equity securities over which we exercise no significant influence or control and debt securities of readily determinable fair values are to be classified as either trading (which are known as “FVTPL” under ROC GAAP), available-for-sale or held-to-maturity securities. Debt securities that we have the intent and ability to hold to maturity are classified as held-to-maturity securities and reported at their amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses reported in other comprehensive income under stockholders’ equity. Unrealized losses that are deemed to be other than temporary are charged to earnings. See Note 39 to our audited consolidated financial statements.

Goodwill

Under ROC GAAP, the fair value of the net assets received is deemed to be the value of the consideration for the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits in January 2000. The acquisition cost of SiSMC was determined using the market price of the shares exchanged by us. Under US GAAP, EITF No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination” (“EITF 99-12”) requires that the securities exchanged should be valued based on the market prices a few days before and after the date when the terms of the acquisition are agreed to and announced. The acquisition was accounted for using the purchase method of accounting and the purchase price was determined by the market value of the shares exchanged. The difference between the fair value of the shares exchanged and the fair value of the net assets acquired created goodwill.

Goodwill is subject to an annual impairment test or more frequently whenever events and circumstances change indicating the goodwill may be impaired. Under ROC GAAP, our assessment includes identifying the goodwill-allocated cash generating unit (“CGU”), determining the recoverable amount of CGU by using cash flow analysis, and ultimately comparing the recoverable amount with the carrying amount of CGU including goodwill. If CGU’s carrying amount is greater than its recoverable amount, an impairment loss is recognized and the written-down of goodwill cannot be reversed. Under US GAAP, we have identified that we have only one reporting unit, whose fair value is best determined by its quoted market prices on the New York Stock Exchange (for its ADS securities) and on the Taiwan Stock Exchange (for its common stock). The fair value of the reporting unit is allocated to relevant individual asset and liability to determine the fair value of the goodwill assigned to the reporting unit. If the carrying value of the goodwill is greater than its fair value, we write down the goodwill and recognize the impairment loss. Such write-down cannot be reversed. In the past, the quoted market prices on these stock exchanges have been very volatile, which we believe is reflective of the cyclical nature of its business and industry. We experienced a gradual and continual decline in our stock price commencing in the second quarter of 2004 but remained comparatively stable at the end of 2005. In 2006, our stock price was comparably higher than that in 2005 as a result of the improvement of our profitability in 2006. As such, we completed our annual reviews and recognized a goodwill impairment charge of NT$39,795 million, NT$20,660 million and nil for the years ended December 31, 2004, 2005 and 2006, respectively.

Treasury Stock and related disposal

Some of our subsidiaries and investees also hold our shares as investments. Under ROC GAAP, reciprocal shareholdings held by subsidiaries, but not equity investees, are recorded as treasury stocks on our books. Under US GAAP, however, reciprocal shareholdings, whether being held by subsidiaries or equity investees, are recorded as treasury stocks on our books. During 2006, we disposed part of our investment in one of our consolidated entities in 2005. As a result, we lost our control over such entity and have accounted for it under the equity method. Under ROC GAAP, since we no longer possess controlling power over such entity, we recognized gain from disposal of investments. Under US GAAP, however, since such entity holds our shares as investments, the disposal gain related to the reciprocal shareholdings was recognized as additional paid-in capital.

Pension

Under ROC SFAS 18, a minimum pension liability should be measured as the excess of accumulated benefit obligation over the fair value of the plan assets and allowed the unrecognized items, including prior service costs and credits, gains or losses and transition obligations and assets to be reported in disclosure shown as a plan’s funded status.

Pursuant to the new accounting standards SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”), which is effective from the fiscal year ending December 15, 2006, an employer is required to recognize an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. SFAS 158 will not change the components of net periodic benefit cost. It replaces the requirement to report a minimum pension liability and requires those previously disclosed to be recognized as liability, net of applicable tax effects with the offset to accumulated other comprehensive income.

Recent Accounting Pronouncements

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instrument” (“SFAS 155”), which amends SFAS 133 and SFAS No. 140, “Accounting for Transfers and Servicing of Financial assets and extinguishments of liabilities” (“SFAS 140”). The standard allows financial instruments that have embedded derivatives to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. The standard also establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments which contain an embedded derivative requiring bifurcation. The guidance is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not believe the adoption of SFAS 155 will have an immediate material effect on our financial statements.

In March 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS 156”). SFAS 156 requires an entity to separately recognize financial assets as servicing assets or servicing liabilities each time it undertakes an obligation to service a financial asset by entering into certain kinds of servicing contracts. The entity must also initially measure all separately recognized servicing assets and servicing liabilities at fair value, if practicable. Servicing assets and servicing liabilities subsequently measured at fair value must be separately presented in the statement of financial position, and additional disclosures are required for all separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for our first fiscal year beginning after September 15, 2006. We do not expect this statement to have a material impact on our consolidated financial statements.

In June 2006, FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for our company beginning on January 1, 2007. We are currently assessing the potential impact that the adoption of FIN 48 will have on our financial statements.

In September 2006, FASB issued SFAS No.157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, provides a framework for measuring fair value under current standards in US GAAP, and requires additional disclosure about fair value measurements. In accordance with the Statement, the definition of fair value retains the exchange price notion, and exchange price is defined as the price in an orderly transaction between market participants to sell an asset or transfer a liability. If there is a principal market for the asset or liability, the fair value measurement should reflect that price, whether that price is directly observable or otherwise used in a valuation technique. Depending on the asset or liability being valued, the inputs used to determine fair value can range from observable inputs (i.e. prices based on market data independent from the entity) and unobservable inputs (i.e. entity’s own assumptions about the assumptions that market participants would use). SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and will be effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on our financial statements.

In February 2007, FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which amends SFAS 115 and allows companies to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings on each subsequent reporting date. SFAS 159 also provides presentation and disclosure requirements that will enable users to compare similar types of assets and liabilities of different entities that have different measurement attributes. SFAS 159 is effective for an entity’s first fiscal year that begins after November 15, 2007. We are currently evaluating the impact, if any, the adoption of SFAS 159 will have on our financial statements.

C. Research, Development, Patents and Licenses, Etc.

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$7,364 million, NT$9,634 million and NT$9,419 million (US$289.0 million) in 2004, 2005 and 2006, respectively, in research and development, which represented 5.7%, 9.6% and 8.4%, respectively, of net operating revenues for such years. We believe that our continuous spending on research and development will help us maintain our position as a technological leader in the foundry industry. As of March 31, 2007, we employed 760 professionals in our research and development division.

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

D. Trend Information

Please refer to “Item 5. Operating and Financial Review and Prospects—Overview” for a discussion of the most significant recent trends in our production, sales, costs and selling prices. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments and events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2006.

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(consolidated) (in NT$ millions)
Long-term debt(1)
Secured long-term loans	—	—	—	—	—
Unsecured long-term loans	—	—	—	—	—
Secured bonds	—	—	—	—	—
Unsecured bonds	39,523	9,082	22,941	7,500	—
Capital lease obligations(2)	—	—	—	—	—
Operating leases obligations(3)	2,741	235	422	383	1,701
Purchase obligations(4)	6,498	1,234	990	4,274	—
Other long-term obligations(5)	5,978	—	—	—	—
Total contractual cash obligations	54,740	10,551	24,353	12,157	1,701

(1)	Assuming the convertible bonds and exchangeable bonds are both paid off upon maturity.
(2)	Represents our obligations to make lease payments for equipment.
(3)	Represents our obligations to make lease payments to use machineries, equipments and land on which our fabs are located, primarily in the Hsinchu Science Park and the Tainan Science Park in Taiwan and, Pasir Ris Wafer Fab Park in Singapore, and UMCJ.
(4)	Represents commitments for construction and purchase of raw materials. These commitments are not recorded on our balance sheet as of December 31, 2006.
(5)	Represents intellectual properties and royalties payable under our technology license agreements. The amounts of payments due under these agreements are determined based on fixed contract amounts.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors, Supervisors and Senior Management

The following table sets forth the name, age, position and tenure of each of our directors, supervisors and executive as of March 31, 2007. The biography of each of our directors, supervisors and executive offers is as of June 12, 2006. Robert H.C. Tsao and John Hsuan resigned as Chairman and Vice Chairman, respectively, and as directors on January 9, 2006. There is no family relationship among any of these persons.

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

Name	Age	Position	Years with Us
Jackson Hu (1)	58	Chairman, Director (Representative of Chuin Li Investment Co.) and Chief Executive Officer	4
Peter Chang	61	Vice Chairman and managing director (Representative of Hsun Chieh Investment Co.)	15
Ching-Chang Wen (2)	57	Director (Representative of Shieh Li Investment Co.) and Business Group President	9
Fu-Tai Liou	54	Business Group President	10
Shih-Wei Sun (3)	50	Director, Senior Vice President	12
Stan Hung	47	Senior Vice President	16
Paul S.C. Hsu (4)	71	Director	3
Jack K.C. Wang (4)(5)	59	Director	12
Mao-Chung Lin (4)(5)	74	Director	18
Tzyy-Jang Tseng	57	Supervisor (Representative of Hsun Chieh Investment Co., Ltd.)	6
Tsing-Yuan Hwang (6)	58	Supervisor (Representative of Chuin Tsie Investment Co.)	12
Chitung Liu	41	Chief Financial Officer	6

(1)	Jackson Hu is a representative of Hsun Chieh Investment Co. after the shareholders’ meeting on June 12, 2006.
(2)	Ching-Chang Wen is a representative of Hsun Chieh Investment Co. after the shareholders’ meeting on June 12, 2006.
(3)	Shih-Wei Sun is a representative of Silicon Integrated Systems Corp. after the shareholders’ meeting on June 12, 2006.
(4)	Member of the Audit Committee.
(5)	The term of the director expired on June 11, 2006.
(6)	The term of the supervisor expired on June 11, 2006

The following table sets forth the name, age and position of each of the new director and supervisor who took office on June 12, 2006.

Name	Age	Position
Fu-Tai Liou	54	Director (Representative of Hsun Chieh Investment Co.) and Business Group President
Stan Hung	47	Director (Representative of Silicon Integrated Systems Corp.) and Senior Vice President
Ta-Sing Wang	34	Supervisor (Representative of Silicon Integrated Systems Corp.)
Ting-Yu Lin	46	Supervisor
Chung-Laung Liu (1)	73	Director
Chun-Yen Chang (1)	70	Director

(1)	Member of the Audit Committee.

Jackson Hu is the Chairman, director and the Chief Executive Officer of our company. Dr. Hu is a representative of Hsun Chieh Investment Co. Dr. Hu earned his Bachelor’s degree in electrical engineering from National Taiwan University in 1971 and Master’s and Ph.D. degrees in Computer Science from the University of Illinois at Urbana-Champaign. He also obtained an MBA from Santa Clara University. Dr. Hu joined us at the beginning of 2003 as the president of our New Business Development Group and head of the Design Support Division. Prior to joining us, Dr. Hu served as the president and chief executive officer of SiRF Technology Inc. from 1996 to 2002 and the senior vice president and general manager of S3 from 1994 to 1996. Mr. Hu is also an independent director of Compal Communications, Inc.

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

Shih-Wei Sun is a director and an executive vice president of our company and is in charge of our Research and Development Department. Dr. Sun is a representative of Silicon Integrated Systems Corp. Dr. Sun holds a Ph.D. degree in Electronics Materials from Northwestern University.

Stan Hung is a director and a senior vice president of our company. Mr. Hung is a representative of Silicon Integrated Systems Corp. Mr. Hung was a director of our company from May 2001 to May 2004 and our CFO from 2000 to 2005. Mr. Hung received a Bachelor’s degree in Accounting from TamKang University in 1982. Prior to joining United Microelectronics Corporation in 1991, Mr. Hung was a manager at Unipac Optoelectronics Corporation. Mr. Hung is also the supervisors of SpringSoft Co., Ltd. and Novatek Microelectronics Corp., an independent director of A-DATA Technology Co. and a director of Fortune Venture Capital Corporation, United Microdisplay Optronics Corporation and TLC Capital Co., Ltd.

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

Paul S.C. Hsu is a director of our company. Professor Hsu received a Ph.D. degree in Business Administration from The University of Michigan in 1974. Professor Hsu is Far East Group Chair Professor of Management, Yuan-Ze University, Taiwan, and the Chairman of Taiwan Assessment and Evaluation Association. Professor Hsu is an independent director of Faraday Technology Corporation and Taiwan Chi Cheng Enterprise Co. and a supervisor of Far Eastern International Bank.

Chung-Laung Liu is a newly elected director of our company. Professor Liu received a Doctor degree in Science from Massachusetts Institute of Technology in 1962. Professor Liu is the William M.W. Mong Honorary Chair Professor of National Tsing Hua University, Taiwan. Professor Liu is also an independent director of Mototech Technology Corporation, Lightronik Technology Inc., Macronix International Co., Ltd. and Anpec Electronics Corporation.

Chun-Yen Chang is a newly elected director of our company. Professor Chang received a Ph.D. degree in Electronics Engineering from National Chiao Tung University in 1970. Professor Chang is an academician of Academia Sinica and a chair professor and president of National Chiao Tung University, Taiwan.

Tzyy Jang Tseng is a supervisor of our company. Mr. Tseng is a representative of Hsun Chieh Investment Co. Mr. Tseng received a Master’s degree in Physics from the National Tsing Hua University of Taiwan. Mr. Tseng is also the Chairman of Unimicron Technology and Subtron Technology Co., Ltd., and a supervisor of Fortune Venture Capital Corporation and a director of Harvatek Corp.

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

B. Compensation

The aggregate compensation paid and benefits in kind granted to our directors and supervisors in 2006 were approximately NT$16.0 million (US$0.5 million). Some of the remuneration was paid to the legal entities which some of our directors or supervisors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2006 were approximately NT$89.3 million, which include NT$73.3 million as bonus and salaries.

C. Board Practices

All of our directors and supervisors were elected in June 2006 for a term of three years. Neither we nor any of our subsidiaries has entered into a contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.

Our board of directors established an audit committee in March 2005. The audit committee was appointed by the board of directors and consisted of Jack K.C.Wang, Mao-Chung Lin, and Paul S.C. Hsu from March 2005 to June 2006. After the re-election of directors in the shareholders’ meeting on June 12, 2006, our board of directors appointed Chung-Laung Liu, Chun-Yen Chang and Paul S.C. Hsu to be the members of the audit committee. Each audit committee member is an independent director who is financially literate with accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Pursuant to an audit committee charter, the audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our internal audit function and independent auditors, and overseeing the accounting policies and financial reporting and disclosure practices of our company. The audit committee also has the authority to engage special legal, accounting or other consultants it deems necessary in the performance of its duties.

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

D. Employees

As of March 31, 2007, we had 11,935 employees, which included 6,104 engineers, 5,274 technicians and 557 clerical workers performing administrative functions at our plants in Taiwan. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
Employees	2004	2005	2006
Engineers	4,892	5,745	6,774
Technicians	5,230	5,671	5,881
Administrative Staff	520	652	610
Total	10,642	12,068	13,265

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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. The amount allocated for employees in 2006 in relation to retained earnings in 2005 totaled NT$764 million (US$23.4 million), of which NT$458 million (US$14.1 million) were paid in the form of shares and NT$306 million (US$9.4 million) was paid in cash. The number of shares issued as employee share bonus is calculated by valuing the shares at their par value, or NT$10 per share, rather than their fair market value. Accordingly, the value of the shares received by employees is significantly more than the cash amount employees would receive if all of the employee share bonus were paid in cash. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—US GAAP Reconciliation.”

Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E. Share Ownership

As of March 31, 2007, each of our directors, supervisors and executive officers held shares and/or ADSs of United Microelectronics, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Chung Laung Liu and Paul S.C. Hsu, two of our independent directors. As of March 31, 2007, none of our directors, supervisors or executive officers held, for their own account, 0.1% or more of our outstanding shares. As of April 13, 2007, our most recent record date, Hsun Chieh Investment Co. held approximately 606 million of our shares, representing approximately 3.2% of our issued shares.

We have an Employee Stock Options Plan, pursuant to which options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is 6 years from the date of its issuance. In September 2002, October 2003, September 2004 and December 2005, we obtained approvals from relevant ROC authorities for the grant of up to 1,000 million, 150 million, 150 million and 350 million stock options, respectively, to acquire our common shares under our Employee Stock Options Plan. In October 2002, January 2003, November 2003, March 2004, July 2004, October 2004, April 2005, August 2005, September 2005, January 2006, May 2006 and August 2006, we granted 939 million, 61 million, 57 million, 33 million, 57 million, 20 million, 23 million, 54 million, 52 million, 39 million, 42 million and 28 million stock options, respectively, to our employees.

According to our Employee Stock Options Plan, an option holder may exercise an increasing portion of his or her options starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively. Upon a voluntary termination or termination in accordance with the ROC Labor Law, the option holder shall exercise his or her vested options within 30 days, subject to exceptions provided therein, and after the termination otherwise such options shall terminate. If termination was due to death, the heirs of such option holder have one year starting from the date of the death to exercise his or her vested options. If termination was due to retirement or occupational casualty, the option holder or his or her heirs may exercise all his or her options within a certain period as provided. The options are generally not transferable or pledgeable by the option holders. The total number of shares issuable upon exercise of option held by our directors, supervisors and executive officers as of March 31, 2007 was 117.3 million. The unit granted to each of our directors, supervisors and executive officers as a percentage of our total shares as of March 31, 2007 was less than 1%.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of (i) April 13, 2007, our most recent record date and (ii) as of certain record dates in each of the preceding three years, for (1) the shareholders known by us to beneficially own more than 2% of our shares and (2) all directors, supervisors and executive officers as a group. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules.

	As of April 13, 2007		As of April 14, 2006	As of April 15, 2005	As of April 11, 2004
Name of Beneficial Owner	Number of shares beneficially owned	Percentage of shares beneficially owned	Percentage of shares beneficially owned	Percentage of shares beneficially owned	Percentage of shares beneficially owned
Hsun Chieh Investment Co., Ltd.(1)	606 million	3.2%	3.02%	3.05%	3.12%
Xilinx, Inc.	115 million	0.6%	2.20%	2.22%	2.27%
Silicon Integrated Systems Corp.	433 million	2.3%	2.16%	2.18%	0.00%
Directors, supervisors and executive officers as a group	1,178 million	6.15%	6.85%	6.44%	6.02%

(1)	36.5% owned by United Microelectronics as of March 31, 2007.

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

In 2004, we sold 6 million shares and 7 million shares of Novatek and Mediatek, of which we were a founding shareholder, respectively. In 2005, we sold 25 million common shares of Novatek for NT$3,354 million and 29 million common shares of MediaTek for NT$7,605 million. In 2006, we sold 42 million shares of MediaTek for NT$14,259 million (US$438 million). As of December 31, 2006, we held 11.54% and 1.55% in Novatek and MediaTek, respectively. In July 2004, we acquired SiSMC, a wafer foundry company spun off from SiS in 2003. As of December 31, 2006, we held 16.09% of SiS outstanding share capital.

The following table shows our aggregate ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of December 31, 2006.

Name	Ownership%
AMIC Technology (Taiwan), Inc.	28.94
ITE Tech. Inc.	21.80
Holtek Semiconductor Inc.	24.45
Davicom Semiconductor, Inc.	19.89
Silicon Integrated Systems Corp.	16.09

We provide foundry services to these fabless design companies on arm’s-length prices and terms. We derived NT$3,718 million, NT$5,257 million and NT$3,496 million (US$107.3 million) of our net operating revenues in 2004, 2005 and 2006, from the provision of our foundry services to these fabless design companies.

Chiao Tung Bank became a wholly-owned subsidiary of Mega Financial in 2002. In 2004, we paid off all of the loans in the amount of NT$283 million extended by Chiao Tung Bank. Tzong-Yeong Lin, who served in the capacity of the representative of Chiao Tung Bank as one of our supervisors, resigned on May 30, 2005. In addition, all of our representatives served on the board of directors and as a supervisor of Mega Financial resigned from such positions on October 27, 2005. As a result, Chiao Tung Bank is no longer our related party after October 27, 2005. As of March 31, 2007, we had a 0.9% equity interest in Mega Financial.

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

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.” The following table sets forth the cash dividends per share and stock dividends per share as a percentage of shares outstanding paid during each of the years indicated in respect of shares outstanding at the end of each such year, except as otherwise noted. On June 12, 2006, our shareholders approved a stock dividend of NT$0.1 per share for an aggregate of 179,031,672 shares and a cash dividend of NT$0.4 per share for an aggregate of NT$7,161,266,830. The board of directors of our company proposed a cash dividend of NT$0.7 per share for an aggregate of NT$12,461,529,283 on March 15, 2007. The proposal will be submitted for approval in annual ordinary shareholders’ meeting on June 11, 2007.

	Cash Dividend per Share	Stock Dividend per Share(1)	Total Number of Shares Issued as Stock Dividend	Number of Outstanding Shares at Year End
	NT$	NT$
1996	—	9.3	1,237,236,274	2,752,551,663
1997	—	3.0	868,629,276	4,117,758,265
1998	—	2.9	1,199,052,940	5,480,221,725
1999	—	1.5	834,140,790	6,638,054,462
2000	—	2.0	1,809,853,716	11,439,016,900
2001	—	1.5	1,715,104,035	13,169,235,416
2002	—	1.5	1,968,018,212	15,238,578,646
2003	—	0.4	607,925,145	15,941,901,463
2004	—	0.8	1,288,558,185	17,550,800,859
2005	0.1029	1.029	1,758,736,435	18,856,632,324
2006	0.409141420	0.10228530	179,031,672	19,131,192,690

(1)	We declare stock dividends in a NT dollar amount per share, but we pay the stock dividends to our shareholders in the form of shares. The amount of shares distributed to each shareholder is calculated by multiplying the dividend declared by the number of shares held by the given shareholder, divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.

B. Significant Changes

On January 23, 2007, the board of directors of our company proposed a capital reduction plan of NT$57,393,578,070, including cancellation of 5,739,357,807 of our outstanding shares and receipt by our shareholders of approximately NT$3 for each share. Upon completion of the capital reduction plan, the outstanding capital of our company will be approximately NT$133,918,348,830, with the exact exchange ratio for shares and the amount of the capital reduction to be set on the record date for capital reduction. This plan is subject to the approval of our annual ordinary shareholders’ meeting, which will be held on June 11, 2007, and the ROC FSC.

Under than described above, there have been no significant subsequent events following the close of the last financial year up to the date of this annual report on Form 20-F that are known to us and require disclosure in this annual report for which disclosure was not made in this annual report.

Our unconsolidated net operating revenues for the three months ended March 31, 2007 was NT$23,025 million (US$706.5 million). Our unconsolidated net operating revenues for the three months ended March 31, 2007 is not indicative of the results that may be expected for any subsequent period.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our Shares

Our shares have been listed on the Taiwan Stock Exchange since July 1985. There is no public market outside Taiwan for our shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our shares. The closing price for our shares on the Taiwan Stock Exchange on April 30, 2007 was NT$19.10 per share.

	Closing Price Per Share(1)		Average Daily Trading Volume
	High	Low
	NT$	NT$	(in thousands of shares)
2002	38.52	15.54	95,422.37
2003	26.03	14.92	121,904.89
2004	27.56	16.93	102,012.19
2005	22.05	15.58	89,939.56
First Quarter	18.33	16.24	87,313.40
Second Quarter	21.43	15.58	89,780.57
Third Quarter	22.05	18.96	63,890.57
Fourth Quarter	21.33	16.20	118,076.96
2006	21.86	17.02	67,590.51
First Quarter	19.83	17.02	98,045.17
Second Quarter	21.86	17.65	73,833.23
Third Quarter	19.20	17.02	45,218.11
Fourth Quarter	21.25	18.05	56,491.87
November	21.25	18.10	70,605,610
December	21.00	19.05	48,492,700
2007 (through April 30)	21.60	18.65	48,716.82
First Quarter	21.60	18.65	54,027.04
January	21.60	19.35	63,447.35
February	20.65	19.95	51,447.36
March	19.65	18.65	46,362.24
Second Quarter (through April 30)	19.50	19.00	33,582.69
April	19.50	19.00	33,582.69

Source: Bloomberg; Taiwan Stock Exchange.

(1)	Information has been adjusted to give effect to 1,968,018,212 Shares and 171,132,018 Shares issued as stock dividend and employee bonus, respectively, in August 2002; 607,925,145 Shares and 57,972,672 Shares issued as stock dividend and employee bonus, respectively, in July 2003; 1,288,558,185 Shares and 111,127,354 Shares issued as stock dividend and employee bonus, respectively, in July 2004; 1,758,736,435 Shares and 197,285,530 Shares issued as stock dividend and employee bonus, respectively, in August 2005; and 179,031,672 Shares, NT$7,161,266,830, 45,845,444 Shares and NT$305,636,291 issued as stock dividend, cash dividend, stock employee bonus and cash employee bonus, respectively, in August 2006.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. The outstanding ADSs are identified by the CUSIP number 910873 20 7. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 30, 2007 was US$3.28 per ADS. Each of our ADSs represents the right to receive five shares.

	Closing Price per ADS(1)		Average ADS Daily Trading Volume
	High	Low
	US$	US$
2002	7.81	2.35	4,518,879
2003	4.63	2.33	4,687,638
2004	5.02	2.86	3,692,464
2005	3.90	2.73	4,279,929
First Quarter	3.33	2.78	4,756,800
Second Quarter	3.78	2.73	3,374,182
Third Quarter	3.90	3.13	3,498,542
Fourth Quarter	3.53	2.73	5,532,110
2006	3.80	2.75	5,804,766
First Quarter	3.32	2.94	6,713,483
Second Quarter	3.80	2.86	5,581,998
Third Quarter	3.30	2.75	4,647,865
Fourth Quarter	3.57	2.96	6,290,143
November	3.54	2.98	5,712,129
December	3.57	3.23	5,878,040
2007 (through April 30)	3.77	3.12	6,468,438
First Quarter	3.77	3.12	6,816,844
January	3.77	3.29	8,350,805
February	3.60	3.21	6,054,410
March	3.42	3.12	6,080,801
Second Quarter (through April 30)	3.33	3.18	5,405,798
April	3.33	3.18	5,405,798

Sources: Bloomberg

(1)	Information has been adjusted to give effect to 1,968,018,212 Shares and 171,132,018 Shares issued as stock dividend and employee bonus, respectively, in August 2002; 607,925,145 Shares and 57,972,672 Shares issued as stock dividend and employee bonus, respectively, in July 2003; 1,288,558,185 Shares and 111,127,354 Shares issued as stock dividend and employee bonus, respectively, in July 2004; and 1,758,736,435 Shares and 197,285,530 Shares issued as stock dividend and employee bonus, respectively, in August 2005; and 179,031,672 Shares, NT$7,161,266,830, 45,845,444 Shares, and NT$305,636,291 issued as stock dividend, cash dividend, stock employee bonus and cash employee bonus, respectively, in August 2006.

As of March 31, 2007, there were a total of 315,107,776 ADSs listed in the NYSE. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC. As of March 31, 2007, 1,575,538,884 shares were registered in the name of a nominee of Citibank, N.A., the depositary under the deposit agreement. Citibank, N.A. has advised us that, as of March 31, 2007, 315,107,776 ADSs representing these 1,575,538,884 shares were held of record by Cede & Co., of which 30,920 ADSs were held by U.S. registered shareholders. We have no further information as to shares held or beneficially owned by U.S. persons.

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

Directors

The ROC Company Act and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our business. As of February 12, 2007, our board of directors consisted of nine directors. In the annual ordinary shareholders’ meeting held in June 2005, we reduced of the number of managing directors from four to three by amending our articles of incorporation. Our current three managing directors are elected by our directors, and the Chairman of our board is elected by our managing directors. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our shareholders by means of cumulative voting. The election for all of the directors and supervisors was held in June 2006. In addition, our articles of incorporation provide that our shareholders also elect three supervisors whose duties include, among other things, investigating our business and financial condition, inspecting our corporate records, calling our shareholders’ meetings under certain circumstances, representing us in negotiations with our directors and notifying, when appropriate, our board of directors to cease acting in contravention of applicable law or regulation or in contravention of our articles of incorporation. The supervisors cannot concurrently serve as our directors or officers or employees. Pursuant to the ROC Company Act, a person may serve as our director or supervisor in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director or supervisor, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our shareholder may designate its representative to be elected as our director or supervisor on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. In order to enhance corporate governance, effective from January 1, 2007, under the amended ROC Securities and Exchange Act, a legal entity shareholder of a public company is no longer permitted to appoint representatives to be elected and/or serve as directors and supervisors at the same time unless otherwise permitted by the ROC FSC. The ROC FSC granted an exemption from this restriction if the terms of such representatives began prior to January 1, 2007. As of February 12, 2007, six of our nine directors and two of our three supervisors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.”

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

In order to strengthen corporate governance of companies in Taiwan, effective from January 1, 2007, the amended ROC Securities and Exchange Act authorizes the ROC FSC, after considering certain factors, including the scale, shareholding structure and business nature of a public company, to require that a public company, such as our company, meet certain criteria, including having at least two independent directors but not less than one fifth of the total number of directors. The amended ROC Securities and Exchange Act grants those public companies a grace period until the expiry of the terms of the incumbent directors who took their office prior to January 1, 2007.

In addition, pursuant to the amended ROC Securities and Exchange Act, a public company is required to either establish an audit committee (“ROC Audit Committee”) or retain supervisors, provided that the ROC FSC may, after considering the scale and business nature of a public company and other necessary situation, require the company to establish an audit committee in place of its supervisors. Currently, the ROC FSC has not promulgated such compulsory rules, and all public companies may, at their discretion, retain either an ROC Audit Committee or supervisors. We have determined to maintain the office of supervisors and will not establish an ROC Audit Committee pursuant to the ROC Securities and Exchange Act.

Shares

As of December 31, 2006, our authorized share capital was NT$260 billion, divided into 26 billion shares, of which 19,131,192,690 shares were issued and 17,789,125,690 shares were outstanding. All shares presently issued are fully paid and in registered form, and existing shareholders are not subject to any capital calls. We had US$381.4 million convertible bonds outstanding as of March 31, 2007. As of March 31, 2007, the conversion price for the outstanding convertible bonds was US$3.693 per ADSs. If all the outstanding convertible bonds were converted at the March 31, 2007 conversion price, an additional 100 million ADSs will be issuable. As of March 31, 2007, we had neither warrant nor option on our shares, except for 1,407 million options we granted to our employees under our Employee Stock Options Plan discussed below.

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

The table below shows the number of options granted in the past four years and the month in which they were granted:

	October 2002	January 2003	November 2003	March 2004	July 2004	October 2004
	(in millions)
Number of Options Granted	939	61	57	33	57	20
Number of Options Outstanding as of March 31, 2007	677	59	57	33	57	19

	April 2005	August 2005	September 2005	January 2006	May 2006	August 2006
	(in millions)
Number of Options Granted	23	54	52	39	42	28
Number of Options Outstanding as of March 31, 2007	23	54	52	39	42	28

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

Shareholders’ Meetings

We are required to hold an annual ordinary shareholders’ meeting once every calendar year within six months from the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors deem necessary, and they must do so if requested in writing by shareholders holding no less than 3% of our paid-in share capital who have held these shares for more than a year. In addition, any of our supervisors may convene a shareholders’ meeting if our board of directors does not or cannot convene a shareholders’ meeting and when such a meeting is necessary for the benefit of the shareholders. At least 15 days’ advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The ROC Company Act also provides that in order to approve certain major corporate actions, including any amendment of our articles of incorporation, dissolution, merger or spin-off, the transfer of all or an essential part of the business or assets, accept all of the business or assets of any other company which would have a significant impact in our operations, removing directors or the distribution of dividend in stock form, a special resolution may be adopted by the holders of the majority of our shares represented at a meeting of shareholders at which holders of at least two-thirds of our issued and outstanding shares are present. However, in the case of a public company, such as our company, such resolution may be adopted by the holders of at least two-thirds of the shares represented at a shareholders’ meeting at which holders of at least majority of our issued and outstanding shares are present. However, if we are the controlling company and hold no less than 90% of our subordinate company’s outstanding shares, our merger with the subordinate company can be approved by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present without shareholders’ approval. In addition, according to the Corporate Merger and Acquisition Act of the ROC, if a company intends to transfer all or an essential part of its business or assets to its wholly-owned subsidiary, subject to the qualifications set forth in the said act, such transaction only needs to be approved by majority board resolution rather than super majority vote by the shareholder’s meeting as required by the ROC Company Act.

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

Our articles of incorporation provide that we may distribute 0.1% of the balance of our earnings deducted by:

•	payment of all taxes and dues;

•	deduction of any past losses; and

•	allocation of 10% of our net income as a legal reserve

•	as remuneration to directors and supervisors.

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

For information as to ROC taxes on dividends and distributions, see “— E. ROC Tax Considerations” in this Item.

Acquisition of Our Shares by Us

An ROC company may not acquire its own common shares, except under certain exceptions provided in the ROC Company Act or the ROC Securities and Exchange Act. Under the amendments to the ROC Company Act, which took effect on November 14, 2001, a company may purchase up to 5% of its issued common shares for transfer to employees in accordance with a resolution of its board of directors, passed by a majority vote, at a meeting with at least two-thirds of the directors present.

Under Article 28-2, an amendment to the ROC Securities and Exchange Act, which took effect on July 21, 2000, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase up to 10% of our issued shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the ROC FSC, for the following purposes:

•	to transfer shares to our employees;

•	to transfer upon conversion of bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by us; and

•	if necessary, to maintain our credit and our shareholders’ equity; provided that the shares so purchased shall be cancelled thereafter.

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. As of December 31, 2004, 2005 and 2006, we purchased an aggregate of 528 million, 1,278 million and 2,678 million, respectively, of our shares under these plans. From February 16, 2006 to April 15, 2006, we also purchased 1,000 million of our shares for cancellation. Of the repurchased Shares, 137 million shares in aggregate cancelled as of May, 2005. In addition, on May 22, 2006, we announced a plan, which is not binding on us, to buy back up to 400 million of our shares on the Taiwan Stock Exchange at a price ranging from NT$13.90 to NT$32.15 per share between May 23, 2006 and July 22, 2006 to transfer to employees.

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

Effective from June 24, 2005, the ROC Company Law allows shareholder(s) holding 1% or more of the total issued shares of a company to, during the period of ten days or more prescribed by the company, submit one proposal in writing containing no more than three hundred words (in terms of Chinese characters) for discussion at the annual ordinary shareholders’ meeting.

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

Cross License Agreement, dated as of January 1, 2006, between United Microelectronics Corporation and Renesas Technology Corp.

We entered into a five-year cross license agreement with Renesas effective as of January 1, 2006, which provides for the cross license of certain semiconductor patents including process and design. Under this agreement, Renesas has granted to UMC and UMC’s subsidiaries, nonexclusive, non-transferable licenses, without the right to grant sublicenses, for making, selling, importing and otherwise disposing of UMC’s and UMC’s subsidiaries’ licensed products under Renesas’s patents filed prior to December 31, 2010. UMC has granted Renesas, royalty-free, worldwide, non-transferable licenses, without the right to grant sublicenses, for making, selling, using and otherwise disposed of Renesas’ licensed products under UMC’s patents filed prior to December 31, 2010.

Guarantee Agreement

We entered into a guarantee agreement with IBJ Leasing Co., Ltd., or IBJ Leasing on November 24, 2005 to guarantee the certain obligations of UMCJ under a lease agreement between UMCJ and IBJ Leasing. This guarantee agreement was expired on October 31, 2006.

D. Exchange Controls

Foreign Investment and Exchange Controls in Taiwan

We have extracted from publicly available documents the information presented in this section. Please note that citizens of the People’s Republic of China and entities organized in the People’s Republic of China are subject to special ROC laws, rules and regulations, which are not discussed in this section.

General

Historically, foreign investments in the securities market of Taiwan were restricted. However, commencing in 1983, the Taiwan government has from time to time enacted legislation and adopted regulations to make foreign investment in the Taiwan securities market possible. Initially, only overseas investment trust funds of authorized securities investment trust enterprises established in Taiwan were permitted to invest in the Taiwan securities market. Since January 1, 1991, qualified foreign institutional investors are allowed to make investments in the Taiwan public securities market. Since March 1, 1996, non-resident foreign institutional and individual investors, called “general foreign investors,” are permitted to make direct investments in the Taiwan public securities market. On September 30, 2003, the Executive Yuan amended the Regulations Governing Investment in Securities by Overseas Chinese and Foreign Nationals (the “Investment Regulations”) under which the “Qualified Foreign Institutional Investors,” or QFII, designations have been abolished and the restrictions on foreign portfolio investors have been revised. According to the Investment Regulations, “Foreign Institutional Investor,” or FINI, means an entity which is incorporated under the laws of countries other than the ROC or the branch of a foreign entity which is established within the territory of the ROC, and “Foreign Individual Investor” (“FIDI”) means an overseas Chinese or a foreign natural person. In addition, the Investment Regulations also lifted some restrictions and simplified procedures of investment application.

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

Foreign Investors

Each FINI who wishes to invest directly in the ROC securities market is required to register with the Taiwan Stock Exchange and obtain an investment identification number if the FINI is a non-resident and has no sub-investment accounts in the ROC. Except for some restrictions imposed by specific laws and regulations, the individual and aggregate foreign ownership of the issued share capital in a Taiwan Stock Exchange-listed company or a GreTai Securities Market-listed company is not restricted. An ROC custodian for a non-resident FINI is required to submit to the CBC, and the Taiwan Stock Exchange a report of trading activities, inward and outward remittance of capital and status of assets under custody and other matters every month.

Each FIDI who wishes to invest directly in the ROC securities market is also required to register with the Taiwan Stock Exchange and obtain an investment identification number. Any non-resident FIDI who invests in the ROC securities market is subject to the limitations on investment amount as jointly determined by the ROC FSC and CBC.

Foreign Investment Approval

Foreign investors (both institutional and individual) who wish to make direct investments in the shares of ROC companies are required to submit a “foreign investment approval” application to the Investment Commission of the

The ROC MOEA or other government authority and enjoy benefits granted under the Statute for Foreigner’s Investment and the Statute for Overseas Chinese’s Investment. The Investment Commission or other government authority reviews each foreign investment approval application and approves or disapproves the application after consultation with other governmental agencies, if necessary. Any non-ROC person possessing a foreign investment approval may repatriate annual net profits and interests attributable to an approved investment. Investment capital and capital gains attributable to the investment may be repatriated with approval of the Investment Commission or other government authority.

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

Exchange Controls

Taiwan’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designed to handle foreign exchange transactions by the Ministry of Finance and by the CBC. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased from the designated foreign exchange banks.

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

Depositary Receipts

In April 1992, the ROC SFB (the predecessor of the ROC FSC) began allowing ROC companies listed on the Taiwan Stock Exchange to sponsor the issuance and sale of depositary receipts evidencing depositary shares. Notifications for these issuances are still required. In December 1994, the Ministry of Finance began allowing companies whose shares are traded on the GreTai Securities Market to sponsor the issuance and sale of depositary receipts evidencing depositary shares. On October 24, 2002, the ROC SFB began allowing public companies that are not listed on the Taiwan Stock Exchange or the GreTai Securities Market to sponsor the issuance and sale of depositary receipts by way of private placements outside the ROC.

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

No deposits of shares may be made in a depositary receipt facility and no depositary receipts may be issued against deposits without specific ROC FSC approval, unless they are:

(1)	stock dividends;

(2)	free distributions of common shares;

(3)	due to the exercise by a holder of his or her preemptive rights in the event of capital increases for cash; or

(4)	permitted under the deposit agreement and the custody agreement, due to the direct purchase of shares or purchase through the depositary in the domestic market or the surrender of shares under the possession of investors and then delivery of such shares to the custodian for deposit in the depositary receipt facility, provided that the total number of depositary receipts outstanding after an issuance cannot exceed the number of issued depositary shares previously approved by the ROC FSC in connection with the offering plus any depositary shares issued pursuant to the events described in (1), (2) and (3) above. These issuances may only be made to the extent previously issued depositary shares have been withdrawn.

A depositary may convert New Taiwan dollars from the proceeds of the sale of common shares or cash distributions received into other currencies, including U.S. dollars. A depositary must obtain foreign exchange approval from the CBC on a payment-by-payment basis for conversion into New Taiwan dollars of subscription payments for rights offerings or conversion into foreign currencies from the proceeds from the sale of subscription rights for new common shares. It is expected that the CBC will grant this approval as a routine matter.

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

U.S. Federal Income Tax Considerations For U.S. Persons

The following is a summary of the certain U.S. federal income tax consequences for beneficial owners of our shares or ADSs, that hold the shares or ADSs as capital assets and that are U.S. holders that are not citizens of the ROC, do not have a permanent establishment in the ROC and are not physically present in the ROC for 183 days or more within a calendar year. You are a U.S. holder if you are, for U.S. federal income tax purposes, any of the following:

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

Passive Foreign Investment Company

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we are currently (or that we were in 2006) a passive foreign investment company (“PFIC”) and we do not expect to become one in the future, although there can be no assurance in this regard.

In general, a company is considered a PFIC for any taxable year if either:

•

at least 75% of its gross income is passive income, which generally includes income derived from certain dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), annuities or property transactions; or

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

Inheritance and Gift Tax

The ROC imposes an estate tax on a decedent who owns shares, and possibly ADSs, even if the decedent was not a citizen or resident of the ROC. See “—E. ROC Tax Considerations” in this Item. The amount of any inheritance tax paid to the ROC may be eligible for credit against the amount of U.S. federal estate tax imposed on your estate or heirs. You should consult your personal tax advisors to determine whether and to what extent you may be entitled to such credit.

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

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the Securities and Exchange Commission’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the Securities and Exchange Commission’s Public Reference Room.

The Securities and Exchange Commission also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. Our annual report and some of the other information submitted by us to the Securities and Exchange Commission may be accessed through this web site.

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

Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$391 million as of December 31, 2006. As of the same date, we also had Japanese Yen-denominated accounts receivable of ¥7,450 million attributable to our Japanese operations. We had U.S. dollar- and Japanese Yen-denominated accounts payables of US$104 million and ¥6,875 million.

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

The following table provides information as of December 31, 2006 on our market risk sensitive financial instruments.

	As of December 31, 2006
	Book Value	Fair Value
	(in NT$ millions)
Interest Rate Swaps: Trading Purpose	$(626)	$(626)
Credit-linked Deposits and Repackage Bonds: Trading Purpose	$1,110	$1,110
Derivatives Embedded in Exchangeable bonds: Trading Purpose	$(359)	$(359)
Time Deposit: Non-Trading Purpose	$80,909	$80,909
Unsecured Short-term Loans: Non-Trading Purpose	$343	$343
Bonds: Non-Trading Purpose	$39,451	$40,362

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We use interest rate swaps from time to time to modify our exposure to interest rate movements and reduce borrowing costs. Interest rate swaps limit the risks of fluctuating interest rates by allowing us to convert a portion of the interest on our borrowings from a variable rate to a fixed rate. As of December 31, 2006 and 2005, we had the following interest rate swaps in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
As of December 31, 2006
NT$7,500 millions	May 21, 2003 to June 24, 2008	4.0% minus US$ 12-month LIBOR	1.52%
NT$7,500 millions	May 21, 2003 to June 24, 2010	4.3% minus US$ 12-month LIBOR	1.48%
As of December 31, 2005
NT$7,500 millions	May 21, 2003 to June 24, 2008	4.0% minus US$ 12-month LIBOR	1.52%
NT$7,500 millions	May 21, 2003 to June 24, 2010	4.3% minus US$ 12-month LIBOR	1.48%

We also held several credit-linked deposits and repackage bonds with a carrying value of approximately NT$974 million (US$29.9 million) as of December 31, 2006. Although the credit-linked deposits and repackage bonds are exposed to interest rate risk, they are primarily impacted by credit risk as the repayment in full, including any accrued interest, of these deposits is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, we may receive none or less than the full repayment of these deposits and any repayment received may be delayed due to the occurrence of certain events. The underlying reference entities are summarized as follows:

Reference Entities	Principal Amount in Original Currency		Due Date
Siliconware Precision Industries Co., Ltd., European Convertible Bonds and Loans	NT$	400 million	February 5, 2007
Siliconware Precision Industries Co., Ltd., European Convertible Bonds and Loans	NT$	200 million	February 5, 2007
UMC Japan, European Convertible Bonds		¥640 million	March 28, 2007
Advanced Semiconductor Engineering Inc., European Convertible Bonds and Loans	NT$	200 million	September 25, 2007
UMC Japan, European Convertible Bonds		¥500 million	March 29, 2007

The tables below provide information as of December 31, 2006 and 2005 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

Expected Maturity Dates

As of December 31, 2006

	2007	2008	2009	2010	2011 and thereafter	Total	Fair Value
	(in millions, except percentages)
Time Deposit:
Fixed Rate (US$)	147					147	147
Average Interest Rate	5.26%					5.26%	5.26%
Fixed Rate (¥)	20,602					20,602	20,602
Average Interest Rate	0.001%-0.25%					0.001%-0.25%	0.001%-0.25%
Fixed Rate (NT$)	70,732					70,732	70,732
Average Interest Rate	1.41%					1.41%	1.41%
Fixed Rate (€)	1					1	1
Average Interest Rate	3.1%					3.1%	3.1%
Unsecured Short-term Loans:
Variable Rate (US$)	9.5					9.5	9.5
Average Interest Rate	5.665%-5.845%					5.665%-5.845%	5.665%-5.845%
Variable Rate (¥)
Average Interest Rate
Variable Rate (NT$)
Average Interest Rate
Secured Short-term Loans:
Variable Rate (¥)
Average Interest Rate
Variable Rate (NT$)
Average Interest Rate
Bonds:
Unsecured (NT$)	2,250	3,000				5,250	5,344
Fixed Rate	5.2170%-5.2850%	5.2170%-5.2850%				5.2170%-5.2850%	5.2170%-5.2850%
Unsecured (NT$)		7,500		7,500		15,000	14,477
Variable Rate		0%-4%		0%-4.3%		0%-4.3%	0%-4.3%
Unsecured Convertible (US$) (1)		381				381	406
Fixed Rate		0%				0%	0%
Unsecured Exchangeable (US$) (1)	96					96	112
Fixed Rate	0%					0%	0%
Unsecured Convertible(¥)	13,420					13,420	13,108
Fixed rate	0%				0%	0%	0%
Interest Rate Derivatives
Interest Rate Swaps:
Variable to Fixed (denomination)	NT$7,500 million	NT$7,500 million	—	—	—	NT$7,500 million	NT$224 million
Average pay rate	1.52%	1.52%	—	—	—	1.52%	1.52%
Average receive rate	4.0% minus US$ 12-month LIBOR	4.0% minus US$ 12-month LIBOR	—	—	—	4.0% minus US$ 12-month LIBOR	4.0% minus US$ 12-month LIBOR
Variable to Fixed (denomination)	NT$7,500 million	NT$7,500 million	NT$7,500 million	NT$7,500 million		NT$7,500 million	NT$402 million
Average pay rate	1.48%	1.48%	1.48%	1.48%		1.48%	1.48%
Average receive rate	4.3% minus US$ 12-month LIBOR	4.3% minus US$ 12-month LIBOR	4.3% minus US$ 12-month LIBOR	4.3% minus US$ 12-month LIBOR		4.3% minus US$ 12-month LIBOR	4.3 minus US$ 12-month LIBOR

Expected Maturity Dates

As of December 31, 2005

	2006	2007	2008	2009	2010 and thereafter	Total	Fair Value
	(in millions, except percentages)
Time Deposit:
Fixed Rate (US$)	138	—	—	—	—	138	138
Average Interest Rate	4.32%	—	—	—	—	4.32%	4.32%
Fixed Rate (¥)	31,511	—	—	—	—	31,511	31,511
Average Interest Rate	0.001%-0.1%	—	—	—	—	0.001%-0.1%	0.001%-0.1%
Fixed Rate (NT$)	79,094	—	—	—	—	79,094	79,094
Average Interest Rate	1.3%	—	—	—	—	1.3%	1.3%
Fixed Rate (€)	4	—	—	—	—	4	4
Average Interest Rate	2.23%	—	—	—	—	2.23%	2.23%
Unsecured Short-term Loans:
Variable Rate (US$)
Average Interest Rate
Variable Rate (¥)	177	—	—	—	—	177	177
Average Interest Rate	4.875%	—	—	—	—	4.875%	4.875%
Variable Rate (NT$)	20	—	—	—	—	20	20
Average Interest Rate	1.5%-1.85%	—	—	—	—	1.5%-1.85%	1.5%-1.85%
Secured Short-term Loans:
Variable Rate (¥)	236	—	—	—	—	236	236
Average Interest Rate	4.670%	—	—	—	—	4.670%	4.670%
Variable Rate (NT$)	6,000	—	—	—	—	6,000	6,000
Average Interest Rate	1.65%	—	—	—	—	1.65%	1.65%
Bonds:
Unsecured (NT$)	10,250	2,250	3,000		—	15,500	15,836
Fixed Rate	3.4896% -5.2850%	5.2170% -5.2850%	5.2170% -5.2850%		—	3.4896% -5.285%	3.4896% -5.285%
Unsecured (NT$)	—	—	7,500		7,500	15,000	14,671
Variable Rate	—	—	0% -4%		0% -4.3%	0% -4.3%	0% -4.3%
Unsecured Convertible (US$) (1)	—	—	381		—	381	393
Fixed Rate	—	—	0%		—	0%	0%
Unsecured Exchangeable (US$) (1)	—	98		—	—	98	109
Fixed Rate	—	0%		—	—	0%	0%
Unsecured Convertible (¥) (1)	—	9,150		—	11,010	20,160	19,473
Fixed rate	—	0%		—	0%	0%	0%
Interest Rate Derivatives
Interest Rate Swaps:
Variable to Fixed (denomination)	NT$7,500 million	NT$7,500 million	NT$7,500 million	—	—	NT$7,500 million	NT$306 million
Average pay rate	1.52%	1.52%	1.52%	—	—	1.52%	1.52%
Average receive rate	4.0% minus US$ 12-month LIBOR	4.0% minus US$ 12-month LIBOR	4.0% minus US$ 12-month LIBOR	—	—	4.0% minus US$ 12-month LIBOR	4.0% minus US$ 12-month LIBOR
Variable to Fixed (denomination)	NT$7,500 million	NT$7,500 million	NT$7,500 million	NT$7,500 million	NT$7,500 million	NT$7,500 million	NT$424 million
Average pay rate	1.48%	1.48%	1.48%	1.48%	1.48%	1.48%	1.48%
Average receive rate	4.3% minus US$ 12-month LIBOR	4.3% minus US$ 12-month LIBOR	4.3% minus US$ 12-month LIBOR	4.3% minus US$ 12-month LIBOR	4.3% minus US$ 12-month LIBOR	4.3% minus US$ 12-month LIBOR	4.3% minus US$ 12-month LIBOR

(1)	Assuming the convertible bonds and exchangeable bonds are both paid off upon maturity.

Foreign Currency Risk

Although the majority of our transactions are in NT dollars, some transactions are based in other currencies. The primary currencies to which we are exposed are the U.S. dollar and the Japanese Yen. We have in the past, and may in the future, enter into short-term, forward exchange contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities, and firm commitments for operating expenses and capital expenditures denominated in U.S. dollars. The purpose of entering into these hedges is to minimize the impact of foreign currency fluctuations on the results of operations. Gains and losses on foreign currency contracts and foreign currency-denominated assets and liabilities are recorded in the period of the exchange rate changes. The contracts have maturity dates that do not exceed three months.

As of December 31, 2006 and 2005, we had no outstanding foreign currency forward contracts.

Except for the market risk mentioned above, we believe that we did not have any other material market risk as of December 31, 2006.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of 2004, 2005 or 2006.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2006 based on the COSO criteria. Our management’s assessment, as well as the effectiveness of internal control over financial reporting has been audited by Ernst & Young, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2006. Ernst & Young has issued an attestation report with unqualified opinion on management’s assessment of the effectiveness of our internal control over financial reporting and the effectiveness of our internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To United Microelectronics Corporation

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that United Microelectronics Corporation and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). United Microelectronics Corporation and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that United Microelectronics Corporation and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, United Microelectronics Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of United Microelectronics Corporation and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006, and our report dated May 4, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Ernst & Young

Taipei, Taiwan

Republic of China

May 4, 2007

Changes in Internal Control over Financial Reporting

In our 2005 Annual Report on Form 20-F, we reported material weaknesses in certain aspects of our reconciliation process between ROC GAAP to US GAAP. Accordingly, during our 2006 implementation of the requirements of Section 404 of the Sarbanes Oxley Act, we undertook and completed significant efforts to strengthen our internal controls over financial reporting. While all internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance with respect to financial statement preparation and presentation, we believe the changes in internal controls completed during the year ended December 31, 2006 have remedied those identified material weaknesses in 2005. Such actions included, among others:

•	segregated the functions of accounting and financial analysis, defined the related responsibilities and communicated internal control roles and responsibilities across the organization;

•	increased the number of personnel and acquired expertise to enhance our training and education in respect of financial reporting under US GAAP;

•	established a process to review significant transactions for differences between ROC GAAP and US GAAP so that they can be appropriately reported under US GAAP;

•	continued to enhance documentation, communication and periodic review of our accounting policies and procedures to evaluate proper conformity with US GAAP financial reporting requirements;

•

accelerated the review of the year end US GAAP reconciliation and disclosures and relative documentation for certain key account balances to ensure that, among other things, key reconciling items are reconciled and reviewed on a timely basis; and

•	increased the level of management review and oversight of our financial statement closing process.

Except for the improvements described above, there have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors have determined that Paul S.C. Hsu, one of our independent directors, qualifies as audit committee financial experts and meet the independence requirement as defined in Item 16A to Form 20-F.

ITEM 16.	B. CODE OF ETHICS

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

ITEM 16.	C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the years indicated.

	For the year ended December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Audit Fees (1)	37,682	118,832	3,647
Audit-related Fees (2)	7,462	463	14
Tax Fees (3)	4,266	4,016	123

Total	49,410	123,311	3,784

(1)	Audit fees consist of fees associated with the annual audit, review of our quarterly financial statements, statutory audits and internal control review. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include review of capitalization of retained earnings, employee stock option application, treasury share buy-back programs, certification of UMCi to Singapore authorities.
(3)	Tax fees include fees billed for professional services rendered by Ernst & Young, primarily in connection with our tax compliance activities.

Prior to forming an audit committee, our board of directors was responsible for the oversight of our independent accountants’ work. The policy of our board of directors is to pre-approve all audit and non-audit services provided by Ernst & Young, including audit services, audit-related services, tax services and other services, as described above. After the Pre-approval Policies and Procedures were established by our audit committee in August 2005, all audit and non-audit services provided by Ernst & Young were pre-approved by our audit committee.

ITEM 16	D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16	E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Since March 2004, we have from time to time announced plans, which were not binding on us, to buy back our shares up to a certain amount on the Taiwan Stock Exchange. Set for below contains certain information regarding our share buy back programs in 2004, 2005 and 2006 (through March 31).

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Common Shares that May Yet be Purchased Under the Plans or Programs
March (from March 24, 2004)	—	—	—	360,000,000
April	—	—	—	360,000,000
May (to May 23, 2004)	192,067,000	27.06	192,067,000	—

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Common Shares that May Yet be Purchased Under the Plans or Programs
May (from March 16, 2005)	57,297,000	20.83	57,297,000	442,703,000
June	317,663,000	23.19	374,960,000	125,040,000
July (to July 15, 2005)	125,040,000	24.03	500,000,000	—

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Common Shares that May Yet be Purchased Under the Plans or Programs
September (from September 30, 2005)	—	—	—	250,000,000
October	248,934,000	19.20	248,934,000	1,066,000
November (to November 29, 2005)	1,066,000	17.47	250,000,000	—

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Common Shares that May Yet be Purchased Under the Plans or Programs
February (from February 16, 2006)	239,528,000	19.01	239,528,000	760,472,000
March	576,219,000	19.32	815,747,000	184,253,000
April (to April 15, 2006)	184,253,000	21.36	1,000,000,000	—
May (from May 23, 2006)	30,691,000	19.88	30,691,000	369,309,000
June	218,316,000	18.46	249,007,000	150,993,000
July	150,993,000	19.20	400,000,000	—

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following is a list of the audited consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of the Company as last amended on June 12, 2006(1)
2.1	Form of Amendment No. 1 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares(2)
2.2	Form of Amendment No. 2 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares(3)
*4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, ROC, the site of Fab 6A (in Chinese with English summary translation)

Exhibit Number	Description of Exhibits
4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, ROC, the site of Fab 8AB and United Tower (in Chinese with English summary translation)(4)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, ROC, the site of Fab 8C (in Chinese with English summary translation)(5)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, ROC, the site of Fab 8D (in Chinese with English summary translation)(6)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, ROC, the site of Fab 8E (in Chinese with English summary translation)(7)

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, ROC, the site of Fab 8F (in Chinese with English summary translation)(8)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, ROC, the site of Fab 12A (in Chinese with English summary translation)(9)

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation) (10)

*4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, ROC, the site of Fab 8S (in Chinese with English summary translation)

*4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab 12i (summary)

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors, Supervisors and Officers (11)

11.2	Employee Code of Conduct (12)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*	Filed here with.
(1)	Incorporated by reference to Exhibit 1.1 to Registrant’s Form 20-F (File No.: 001-15128) on June 26, 2006.
(2)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-13796) filed with the Commission on March 2, 2006.
(3)	Incorporated by reference to Exhibit (a)(iii) to the Registrant’s Registration Statement on Form F-6 (File No. 333-98591) filed with the Commission on March 19, 2007.

(4)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(5)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(6)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(7)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(8)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(9)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(10)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.
(11)	Incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the Commission on May 25, 2005.
(12)	Incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the Commission on March 26, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED MICROELECTRONICS CORPORATION

By:	/s/ Chitung Liu
Name:	Chitung Liu
Title:	Chief Financial Officer

Date: May 9, 2007

United Microelectronics Corporation and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2004, 2005 and 2006

Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and Subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China (“ROC”) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and Subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with the “Business Entity Accounting Law”, “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China, which differ in certain respects from U.S. generally accepted accounting principles (see Note 39 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of United Microelectronics Corporation and Subsidiaries’ internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 4, 2007 expressed an unqualified opinion thereon.

As described in Note 3 to the consolidated financial statements, effective from January 1, 2006, United Microelectronics Corporation and Subsidiaries adopted the R.O.C. Statement of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” and No. 36, “Financial Instruments: Disclosure and Presentation”.

As described in Note 3 to the consolidated financial statements, effective from January 1, 2005, United Microelectronics Corporation and Subsidiaries adopted the amendments to the R.O.C. Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment”, adopted the amendments to the R.O.C. Statement of Financial Accounting Standards No. 7, “Consolidation of Financial Statements”, and adopted the R.O.C. Statement of Financial Accounting Standards No. 35, “Accounting for Asset Impairment”. Effective from January 1, 2006, goodwill is no longer subject to amortization.

/s/ Ernst & Young

ERNST & YOUNG

CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan

Republic of China

May 4, 2007

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in Thousands)

		As of December 31,
	Notes	2005	2006
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	2, 5	108,626,800	93,853,208	2,879,816
Financial assets at fair value through profit or loss, current	2, 3, 6	2,468,968	8,538,007	261,982
Available-for-sale financial assets, current	2, 3, 7	2,414,153	—	—
Held-to-maturity financial assets, current	2, 3, 8	—	1,110,422	34,073
Notes receivable	9	193	3,733	115
Notes receivable - related parties	31	62,136	50,648	1,554
Accounts receivable, net	2, 10	13,628,434	14,028,084	430,441
Accounts receivable - related parties, net	2, 31	1,420,977	323,645	9,931
Other receivables	2	891,058	849,742	26,074
Inventories, net	2, 11	10,712,535	10,878,182	333,789
Prepaid expenses		694,669	762,799	23,406
Deferred income tax assets, current	2, 28	3,386,790	1,945,082	59,683
Restricted deposits	32	555,800	—	—

Total current assets		144,862,513	132,343,552	4,060,864

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	2, 3, 12	—	474,738	14,567
Available-for-sale financial assets, noncurrent	2, 3, 13, 18	6,812,103	52,311,172	1,605,130
Held-to-maturity financial assets, noncurrent	2, 3, 8	1,116,806	—	—
Financial assets measured at cost, noncurrent	2, 3, 14, 18	6,574,800	7,515,945	230,621
Long-term investments accounted for under the equity method	2, 3, 15, 18	16,262,856	11,662,599	357,858
Prepaid long-term investments		30,000	—	—

Total funds and investments		30,796,565	71,964,454	2,208,176

Property, plant and equipment	2, 3, 16, 33
Land		1,893,522	1,879,442	57,669
Buildings		21,260,902	21,076,844	646,727
Machinery and equipment		386,920,282	415,225,873	12,740,898
Transportation equipment		89,580	90,706	2,783
Furniture and fixtures		2,804,967	2,964,369	90,960
Leasehold improvements		43,037	42,968	1,319

Total cost		413,012,290	441,280,202	13,540,356
Less : Accumulated depreciation		(269,508,148)	(311,696,923)	(9,564,189)
Add : Construction in progress and prepayments		15,609,497	22,244,850	682,567

Property, plant and equipment, net		159,113,639	151,828,129	4,658,734

Goodwill	2, 3	3,524,040	3,498,687	107,354
Deferred charges	2	2,543,950	1,502,394	46,100
Deferred income tax assets, noncurrent	2, 28	4,012,314	4,184,091	128,386
Other assets - others	2,17, 18, 32	2,196,238	2,332,154	71,560

Total assets		347,049,259	367,653,461	11,281,174

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	19, 32	6,136,336	342,549	10,511
Financial liabilities at fair value through profit or loss, current	2, 3, 20	95,634	985,267	30,232
Accounts payable		5,501,159	4,864,771	149,272
Income tax payable	2	277,953	2,071,394	63,559
Accrued expenses		7,932,949	7,025,328	215,567
Other payables		140,735	77,319	2,372
Payable on equipment		5,315,695	10,130,367	310,843
Current portion of long-term liabilities	2, 21	10,250,000	9,068,283	278,254
Deferred income tax liabilities, current	2, 28	—	62	2
Other current liabilities	33	1,309,579	1,538,450	47,206

Total current liabilities		36,960,040	36,103,790	1,107,818

Long-term liabilities
Bonds payable	2, 21	41,692,159	30,383,076	932,282
Accrued pension liabilities	2, 22	3,014,998	3,115,420	95,594
Deposits-in		18,664	12,282	377
Deferred income tax liabilities, noncurrent	2, 28	51,870	52,585	1,614
Deferred credits - intercompany profits	2	—	13,245	407
Other liabilities - others		691,290	570,174	17,495

Total long-term liabilities		45,468,981	34,146,782	1,047,769

Total liabilities		82,429,021	70,250,572	2,155,587

Commitments and contingencies	33
Minority interests		6,336,685	6,238,018	191,409

Capital Stock	2, 23, 24, 26	197,983,633	191,323,332	5,870,615
Additional Paid-in Capital	2, 23	85,381,599	67,707,287	2,077,548
Retained earnings	23, 26	26,572,792	34,795,993	1,067,689
Cumulative translation adjustment		(241,153)	(824,922)	(25,312)
Unrealized gain or loss on financial instruments		(80,989)	27,557,845	845,592
Treasury stock	2, 15, 23, 25, 32	(51,332,329)	(29,394,664)	(901,954)

Total stockholders’ equity		258,283,553	291,164,871	8,934,178

Total liabilities and stockholders’ equity		347,049,259	367,653,461	11,281,174

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Thousands, Except for Earnings per Share)

		For the year ended December 31,
	Notes	2004	2005	2006
		NT$	NT$	NT$	US$
Net operating revenues	2, 31	129,190,740	100,315,982	112,003,819	3,436,754
Cost of goods sold	2,27	(92,392,315)	(90,643,320)	(90,638,293)	(2,781,169)

Gross profit		36,798,425	9,672,662	21,365,526	655,585

Operating expenses	27, 31
Sales and marketing expenses		(2,775,289)	(3,738,469)	(3,365,678)	(103,273)
General and administrative expenses		(4,853,119)	(4,387,406)	(3,422,340)	(105,012)
Research and development expenses		(7,363,620)	(9,633,607)	(9,418,877)	(289,011)

		(14,992,028)	(17,759,482)	(16,206,895)	(497,296)

Operating income (loss)		21,806,397	(8,086,820)	5,158,631	158,289

Non-operating income
Interest revenue		1,040,652	1,055,138	1,562,704	47,950
Investment gain accounted for under the equity method, net	2, 15	551,779	1,096,985	1,178,103	36,149
Dividend income		1,163,438	1,051,813	950,546	29,167
Gain on disposal of property, plant and equipment	2	139,951	177,397	331,767	10,180
Gain on disposal of investments	2	12,868,569	10,276,618	28,651,109	879,138
Exchange gain, net	2	—	295,179	316,006	9,696
Gain on recovery of market value of inventories	2	—	837,315	—	—
Gain on valuation of financial assets	2	—	58,853	750,378	23,025
Gain on valuation of financial liabilities	2	—	—	306,140	9,394
Other income		635,092	1,038,821	862,750	26,473

		16,399,481	15,888,119	34,909,503	1,071,172

Non-operating expenses
Interest expense	16	(1,434,823)	(1,098,854)	(648,408)	(19,896)
Loss on disposal of property, plant and equipment	2	(230,609)	(218,525)	(107,962)	(3,313)
Loss on decline in market value and obsolescence of inventories	2	(1,884,466)	—	(1,089,490)	(33,430)
Exchange loss, net		(928,891)	—	—	—
Financial expenses		(396,909)	(268,985)	(230,757)	(7,081)
Impairment loss	2, 3, 18	(473,529)	(460,542)	(1,330,293)	(40,819)
Other losses	2	(1,112,082)	(148,606)	(73,799)	(2,264)

		(6,461,309)	(2,195,512)	(3,480,709)	(106,803)

Income before income tax and minority interests		31,744,569	5,605,787	36,587,425	1,122,658
Income tax expense	2, 28	(373,800)	(67,052)	(3,261,622)	(100,080)
Cumulative effect of changes in accounting principles	3	—	(112,898)	(1,188,515)	(36,469)
Minority interests loss		472,612	1,600,855	482,025	14,790

Net income		31,843,381	7,026,692	32,619,313	1,000,899

Earnings per share-basic (in dollars)	2, 29	1.68	0.38	1.81

Shares used in per share calculation - basic		18,994,916	18,647,462	18,050,962

Earnings per share-diluted (in dollars)	2, 29	1.65	0.37	1.75

Shares used in per share calculation - diluted		19,297,926	18,933,611	18,675,467

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Continued)

(Expressed in Thousands)

	Capital			Additional paid-in capital	Retained Earnings			Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Minority Interests	Total
	Common Stock	Shares	Collected in Advance		Special Reserve	Legal Reserve	Unappropriated Earnings
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2004	161,407,435	16,140,744	—	80,074,184	1,346,994	11,410,475	14,036,822	(90,864)	913,877	(36,865,877)	15,078,024	247,311,070
Appropriation of 2003 retained earnings
Legal reserve	—	—	—	—	—	1,402,026	(1,402,026)	—	—	—	—	—
Special reserve	—	—	—	—	(1,256,123)	—	1,256,123	—	—	—	—	—
Stock dividends	12,224,284	1,222,428	—	—	—	—	(12,224,284)	—	—	—	—	—
Directors’ and supervisors’ remuneration	—	—	—	—	—	—	(12,618)	—	—	—	—	(12,618)
Employees’ bonus	1,111,273	111,127	—	—	—	—	(1,111,273)	—	—	—	—	—
Transfer of additional paid-in capital to common stock	661,298	66,130	—	(661,298)	—	—	—	—	—	—	—	—
Stock issued for merger	3,571,429	357,143	—	6,100,571	—	—	—	—	—	—	—	9,672,000
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	(5,198,020)	—	(5,198,020)
Cancellation of treasury stock	(1,497,280)	(149,728)	—	(538,107)	—	—	(2,887,796)	—	—	4,923,183	—	—
Exercise of emloyees’ stock options	441,380	44,138	4,040	342,973	—	—	—	—	—	—	—	788,393
Net income in 2004	—	—	—	—	—	—	31,843,381	—	—	—	(472,612)	31,370,769
Adjustment of additional paid-in capital accounted for under the equity method	—	—	—	(385,128)	—	—	—	—	—	—	—	(385,128)
Changes in unrealized loss on financial instruments of investees	—	—	—	—	—	—	—	(333,849)	—	—	—	(333,849)
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	—	(2,233,329)	—	—	(2,233,329)
Changes in minority interests	—	—	—	—	—	—	—	—	—	—	(5,876,535)	(5,876,535)

Balance as of December 31, 2004 (in NT$)	177,919,819	17,791,982	4,040	84,933,195	90,871	12,812,501	29,498,329	(424,713)	(1,319,452)	(37,140,714)	8,728,877	275,102,753

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in Thousands)

	Capital				Retained Earnings			Unrealized Gain/Loss on Financial Instruments	Cumulative Translation Adjustment	Treasury Stock	Minority Interests	Total
	Common Stock	Shares	Collected in Advance	Additional paid-in capital	Legal Reserve	Special Reserve	Unappropriated Earnings
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2005	177,919,819	17,791,982	4,040	84,933,195	12,812,501	90,871	29,498,329	(424,713)	(1,319,452)	(37,140,714)	8,728,877	275,102,753
Appropriation of 2004 retained earnings
Legal reserve	—	—	—	—	3,184,338	—	(3,184,338)	—	—	—	—	—
Special reserve	—	—	—	—	—	1,653,300	(1,653,300)	—	—	—	—	—
Cash dividends	—	—	—	—	—	—	(1,758,736)	—	—	—	—	(1,758,736)
Stock dividends	17,587,364	1,758,736	—	—	—	—	(17,587,364)	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	(27,006)	—	—	—	—	(27,006)
Employee bonus - stock	1,972,855	197,286	—	—	—	—	(1,972,855)	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	(16,378,692)	—	(16,378,692)
Cancellation of treasury stock	(491,140)	(49,114)	—	(177,419)	—	—	(1,509,640)	—	—	2,178,199	—	—
Net income in 2005	—	—	—	—	—	—	7,026,692	—	—	—	(1,600,855)	5,425,837
Adjustment of additional paid-in capital accounted for under the equity method	—	—	—	(28,491)	—	—	—	—	—	—	—	(28,491)
Changes in unrealized gain on financial instruments of investees	—	—	—	—	—	—	—	343,724	—	—	—	343,724
Exercise of employee stock options	954,095	95,409	36,600	654,314	—	—	—	—	—	—	—	1,645,009
Common stock transferred from capital collected in advance	4,040	404	(4,040)	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	—	1,078,299	—	—	1,078,299
Changes in minority interests	—	—	—	—	—	—	—	—	—	8,878	(791,337)	(782,459)

Balance as of December 31, 2005 (in NT$)	197,947,033	19,794,703	36,600	85,381,599	15,996,839	1,744,171	8,831,782	(80,989)	(241,153)	(51,332,329)	6,336,685	264,620,238

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in Thousands)

	Capital			Additional Paid-in Capital	Retained Earnings			Unrealized Gain/Loss on Financial Instruments	Cumulative Translation Adjustment	Treasury Stock	Minority Interests	Total
	Common Stock	Shares	Collected in Advance		Legal Reserve	Special Reserve	Unappropriated Earnings
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2006	197,947,033	19,794,703	36,600	85,381,599	15,996,839	1,744,171	8,831,782	(80,989)	(241,153)	(51,332,329)	6,336,685	264,620,238
The effect of adopting SFAS NO. 34	—	—	—	—	—	—	—	24,097,170	11,547	—	—	24,108,717
Appropriation of 2005 retained earnings
Legal reserve	—	—	—	—	702,669	—	(702,669)	—	—	—	—	—
Special reserve	—	—	—	—	—	(1,422,021)	1,422,021	—	—	—	—	—
Cash dividends	—	—	—	—	—	—	(7,161,267)	—	—	—	—	(7,161,267)
Stock dividends	895,158	89,516	—	—	—	—	(895,158)	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	(6,324)	—	—	—	—	(6,324)
Employee bonus - cash	—	—	—	—	—	—	(305,636)	—	—	—	—	(305,636)
Employee bonus - stock	458,455	45,846	—	—	—	—	(458,455)	—	—	—	—	—
Capital reserve transferred to common stock	895,158	89,516	—	(895,158)	—	—	—	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	(27,286,339)	—	(27,286,339)
Cancellation of treasury stock	(10,000,000)	(1,000,000)	—	(3,269,100)	—	—	(6,371,128)	—	—	19,640,228	—	—
Adjustment of treasury stock due to loss of control over subsidiary	—	—	—	(57,972)	—	—	(9,198,144)	(6,826,238)	—	29,583,776	—	13,501,422
Net income in 2006	—	—	—	—	—	—	32,619,313	—	—	—	(482,025)	32,137,288
Adjustment of additional paid-in capital accounted for under the equity method	—	—	—	(62,686)	—	—	—	—	—	—	—	(62,686)
Adjustment of funds and investments disposal	—	—	—	(14,091,043)	—	—	—	—	8,170	—	—	(14,082,873)
Cash dividends allocated to subsidaries	—	—	—	66,910	—	—	—	—	—	—	—	66,910
Changes in unrealized gain on available-for-sale financial assets	—	—	—	—	—	—	—	1,066,672	—	—	—	1,066,672
Changes in unrealized gain on financial instruments of investees	—	—	—	—	—	—	—	9,301,230	—	—	—	9,301,230
Exercise of employee stock options	1,079,523	107,952	11,405	634,737	—	—	—	—	—	—	—	1,725,665
Common stock transferred from capital collected in advance	36,600	3,660	(36,600)	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	—	(603,486)	—	—	(603,486)
Changes in minority interests	—	—	—	—	—	—	—	—	—	—	383,358	383,358

Balance as of December 31, 2006 (in NT$)	191,311,927	19,131,193	11,405	67,707,287	16,699,508	322,150	17,774,335	27,557,845	(824,922)	(29,394,664)	6,238,018	297,402,889

Balance as of December 31, 2006 (in US$)	5,870,265		350	2,077,548	512,412	9,885	545,392	845,592	(25,312)	(901,954)	191,409	9,125,587

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands)

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income attributable to shareholders of the parent	31,843,381	7,026,692	32,619,313	1,000,899
Net loss attributable to minority interests	(472,612)	(1,600,855)	(482,025)	(14,791)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	45,589,891	51,366,170	44,255,730	1,357,954
Amortization	1,582,524	3,278,290	1,826,622	56,049
Bad debt expense (reversal)	103,259	(149,407)	(164,908)	(5,060)
Loss (gain) on decline (recovery) in market value and obsolescence of inventories	1,884,466	(837,315)	1,089,490	33,430
Loss (gain) on valuation of financial assets and liabilities	—	(58,853)	131,997	4,050
Investment gain accounted for under the equity method	(551,779)	(984,087)	(1,178,103)	(36,149)
Cash dividends received under the equity method	564,897	870,694	1,086,996	33,354
Gain on disposal of investments	(12,868,569)	(10,276,618)	(28,651,109)	(879,138)
Loss (gain) on disposal of property, plant and equipment	90,658	41,128	(223,805)	(6,867)
Transfer of property, plant and equipment to losses and expenses	6,351	9,370	—	—
Loss (gain) on reacquisition of bonds	59	(133,042)	(18,465)	(567)
Amortization of bond discounts (premiums)	(10,050)	(9,569)	87,369	2,681
Exchange loss (gain) on financial assets and liabilities	20,655	(2,352)	(13,009)	(399)
Exchange loss (gain) on long-term liabilities	(356,521)	77,021	(127,179)	(3,902)
Amortization of deferred income	—	(89,762)	(99,210)	(3,044)
Write-off of deferred charges	269,325	—	—	—
Impairment loss	473,529	460,542	1,330,293	40,819
Effect from subsidiaries over which significant control is no longer held	—	(264,467)	—	—
Changes in assets and liabilities:				—
Financial assets and liabilities at fair value through profit or loss, current	(1,414,148)	46,605	(5,803,828)	(178,086)
Notes and accounts receivable	1,046,162	(1,668,590)	783,372	24,037
Other receivables	66,939	(243,280)	97,674	2,997
Inventories	(2,832,846)	17,184	(1,262,091)	(38,726)
Prepaid expenses	836,340	(342,885)	(78,560)	(2,410)
Deferred income tax assets	280,824	54,604	(2,793)	(86)
Other current assets	1,268,347	(14,612)	13,924	427
Notes payable	35,605	(167,875)	—	—
Accounts payable	2,504,155	(333,824)	(1,676,068)	(51,429)
Income tax payable	(182,728)	34,104	(106,504)	(3,268)
Accrued expenses	3,812,541	(691,806)	2,053,791	63,019
Other payables	—	14,366	51,232	1,572
Other current liabilities	316,746	(732,210)	183,773	5,639
Compensation interest payable	(126,111)	—	—	—
Accrued pension liabilities	435,909	301,796	110,883	3,402
Capacity deposits	(1,725,822)	(193,249)	(4,953)	(152)
Other liabilities - others	(1,314)	242,200	1,248,502	38,309

Net cash provided by operating activities	72,490,063	45,046,108	47,078,351	1,444,564

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	—	—	(427,202)	(13,108)
Cash increased from merger	70,383	—	—	—
Acquisition of available-for-sale financial assets	(537,862)	(3,126,417)	(5,145,237)	(157,878)
Acquisition of financial assets measured at cost	(559,310)	(2,834,658)	(2,281,596)	(70,009)
Acquisition of long-term investments accounted for under the equity method	(569,607)	(2,211,922)	(3,524,941)	(108,160)
Acquisition of held-to-maturity financial assets	(2,909,684)	—	—	—
Proceeds from disposal of financial assets at fair value through profit or loss	—	—	74,092	2,273
Proceeds from disposal of available-for-sale financial assets	6,696,198	9,755,644	18,697,235	573,711
Proceeds from disposal of financial assets measured at cost	382,081	2,323,314	903,019	27,709
Proceeds from disposal of long-term investments accounted for under the equity method	801,988	7,178,638	8,202,027	251,673
Proceeds from disposal of held-to-maturity financial assets	4,262,528	1,708,260	—	—
Proceeds from capital reduction and liquidation of long-term investments	—	50,725	204,352	6,270
Acquisition of property, plant and equipment	(81,110,208)	(22,162,708)	(33,239,978)	(1,019,944)
Proceeds from disposal of property, plant and equipment	718,470	3,084,714	587,904	18,039
Increase in deferred charges	(978,741)	(1,377,043)	(1,095,114)	(33,602)
Decrease (increase) in restricted deposits	166,680	(555,800)	555,800	17,054
Decrease (increase) in other assets	1,187,457	679,908	(20,958)	(643)

Net cash used in investing activities	(72,379,627)	(7,487,345)	(16,510,597)	(506,615)

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands)

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase in short-term loans	655,873	499,929	204,265	6,267
Proceeds from long-term loans	23,075,700	—	—	—
Repayment of long-term loans	(9,366,412)	(20,382,214)	—	—
Issuance of bonds	—	12,478,603	—	—
Redemption of bonds	(16,336,953)	(2,820,004)	(10,250,000)	(314,514)
Reacquisition of bonds	(227,260)	(2,662,226)	(1,844,683)	(56,603)
Remuneration paid to directors and supervisors	(12,618)	(27,006)	(6,324)	(194)
Decrease in deposits-in	5,513	(204,474)	(6,379)	(196)
Cash dividends	—	(1,758,736)	(7,155,865)	(219,572)
Employee bonus	—	—	(305,636)	(9,378)
Purchase of treasury stock	(5,758,968)	(16,378,692)	(27,286,339)	(837,261)
Exercise of employee stock options	788,393	1,642,008	1,725,665	52,951
Increase (decrease) in minority shareholders	(8,960,337)	20,826	(130,269)	(3,997)

Net cash used in financing activities	(16,137,069)	(29,591,986)	(45,055,565)	(1,382,497)

Effect of exchange rate changes on cash and cash equivalents	(1,363,167)	(1,536,358)	(247,242)	(7,586)
Effect of subsidiaries change	—	814,408	(38,539)	(1,183)

Net increase (decrease) in cash and cash equivalents	(17,389,800)	7,244,827	(14,773,592)	(453,317)
Cash and cash equivalents at beginning of year	118,771,773	101,381,973	108,626,800	3,333,133

Cash and cash equivalents at end of year	101,381,973	108,626,800	93,853,208	2,879,816

Supplemental disclosures of cash flow information:
Cash paid for interest	1,974,367	1,379,098	971,038	29,796

Cash paid (refunded) for income tax	296,820	(129,057)	167,433	5,138

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	81,726,103	19,407,024	38,054,650	1,167,679
Add: Payable at beginning of year	7,370,809	8,071,379	5,315,695	163,108
Add: Payable transferred in from merger	84,675	—	—	—
Less: Payable at end of year	(8,071,379)	(5,315,695)	(10,130,367)	(310,843)

Cash paid for acquiring property, plant and equipment	81,110,208	22,162,708	33,239,978	1,019,944

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	11,614,141	—	69,621	2,136
Book value of available-for-sale financial assets delivered for exchange	(3,898,638)	—	(20,242)	(621)
Elimination of related balance sheet accounts	90,983	—	15,302	470

Recognition of gain on disposal of available-for-sale financial assets	7,806,486	—	64,681	1,985

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. UMC’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

Based on the resolution of the board of directors’ meeting on February 26, 2004, the effective date of UMC’s merger with SiS MICROELECTRONICS CORP. (SiSMC) was July 1, 2004. UMC was the surviving company, and SiSMC was the dissolved company. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into UMC since July 1, 2004.

Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCI LTD. had transferred its businesses, operations, and assets to UMC’s Singapore branch (the Branch) since April 1, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in conformity with the “Business Entity Accounting Law”, “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

General Descriptions of Reporting Entities

Principles of Consolidation

Effective January 1, 2005, investees in which UMC, directly or indirectly, holds more than 50% of voting rights or de facto control with less than 50% of voting rights, are consolidated into UMC’s financial statements in accordance with the amended ROC Statements of Financial Accounting Standards (SFAS) No. 7, “Consolidation of Financial Statements” (UMC and the consolidated entities are hereinafter referred to as “the Company”.)

Transactions between consolidated entities are eliminated in the consolidated financial statements. Prior to January 1, 2006, the difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized over 5 years; however effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC SFAS No. 25, “Business Combination – Accounting Treatment under Purchase Method”, and goodwill is no longer to be amortized.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The consolidated entities are as follows:

As of December 31, 2005

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00

UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	IC Sales	100.00

UMC	UMC CAPITAL CORP.	Investment holding	100.00

UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00

UMC	TLC CAPITAL CO., LTD.(TLC)	Investment holding	100.00

UMC	UNITED FOUNDARY SERVICE, INC. (Note 1)	Supervising and monitoring group projects	—

UMC	UMCI LTD. (UMCI) (Note 2)	Sales and manufacturing of integrated circuits	100.00

UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	99.99

UMC	HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note 3)	Investment holding	99.97

UMC	UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note 4)	Sales and manufacturing of LCOS	86.72

UMC	SILICON INTEGRATED SYSTEMS CORP. (SIS) (Note 5)	Sale and manufacturing of integrated circuit	16.59

UMC and UMO	THINTEK OPTRONICS CORP. (THINTEK)(Note 4)	LCOS design, production and sales	54.26

UMC, HSUN CHIEH	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	53.49

UMC, UNITRUTH and FORTUNE	XGI TECHNOLOGY INC. (XGI) (Note 5)	Cartography chip design, production and sales	31.70

FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00

UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00

UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00

SIS	SILICON INTEGRATED SYSTEMS CORP. (SIS-HK) (Note 5)	IC sales	100.00

SIS	SILICON INTEGRATED SYSTEMS CORP. (SIS-USA) (Note 5)	IC sales	100.00

SIS	INVESTAR CPU VENTURE CAPITAL FUND, INC. LDC (IVCF) (Note 6)	Investment holding	—

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investor	Subsidiary	Business nature	Percentage of ownership (%)

XGI	XGI TECHNOLOGY INC. (CAYMAN) (Note 5)	Investment holding	100.00

XGI	XGI TECHNOLOGY INC. (USA) (Note 5)	Cartography chip design and production	100.00

As of December 31, 2006

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC-USA	IC Sales	100.00
UMC	UME BV	IC Sales	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00
UMC	TLC	Investment holding	100.00
UMC	UMCI (Note 2)	Sales and manufacturing of integrated circuits	100.00
UMC	FORTUNE	Consulting and planning for investment in new business	99.99
UMC	UMO (Note 4)	Sales and manufacturing of LCOS	81.76
UMC	UMCJ	Sales and manufacturing of integrated circuits	50.09
UMC and UMO	THINTEK (Note 4)	LCOS design, production and sales	—
FORTUNE	UNITRUTH	Investment holding	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00

Note 1:	UNITED FOUNDRY SERVICE, INC. completed the liquidation process in April 2005.
Note 2:	Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCI has transferred its businesses, operations, and assets to the Branch since April 1, 2005.
Note 3:	UMC has ceased to consolidate the gains and losses of the subsidiary and its investees in preparing the consolidated financial statements since January 2006 as UMC no longer possessed control over the subsidiary.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:	THINTEK was merged into UMO on October 1, 2006. The exchange ratio was 2.31 to 1.
Note 5:	In conformity with the ROC SFAS No. 7, “Consolidated Financial Statements” (ROC SFAS 7), UMC has ceased to consolidate the gains and losses of the subsidiary and its investees in preparing the consolidated financial statements since June 27, 2005 as UMC no longer possessed control over the subsidiary.
Note 6:	Based on the resolution of the board of directors meeting in November 2002, IVCF was to be liquidated. The liquidation process was completed during the first quarter of 2005.

Foreign Currency Transactions

Transactions denominated in foreign currencies are remeasured into the local functional currencies and recorded based on the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured into the local functional currencies at the exchange rates prevailing at the balance sheet date, with the related exchange gains or losses included in the consolidated statements of income. Translation gains or losses from investments in foreign entities are recognized as cumulative translation adjustment in consolidated stockholders’ equity.

Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to the consolidated statements of income, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded in the consolidated statements of income. Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to consolidated stockholders’ equity, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded as adjustment items to consolidated stockholders’ equity. Non-monetary assets and liabilities denominated in foreign currencies and reported at cost are remeasured at historical exchange rates.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results may differ from those estimates.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries and the Branch are translated into New Taiwan Dollars using the spot rates as of each financial statement date for asset and liability accounts, average exchange rates for profit and loss accounts, historical exchange rates for equity accounts, and exchange rates on dividend declaration date for dividends. The cumulative translation effects from the subsidiaries and the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in consolidated stockholders’ equity.

Convenience Translation into US Dollars

Translations of amounts from New Taiwan dollars (NT$) into United States dollars for the reader’s convenience were calculated at the noon buying rate of US $1.00 to NT$32.59 on December 29, 2006 in The City of New York for cable transfers of NT$ as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the NT$ amounts could have been, or could be, converted into United States dollars at such rate.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Financial Instruments

In accordance with ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement” and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers,” financial assets are classified as either financial assets at fair value through profit or loss, held-to-maturity financial assets, financial assets measured at cost, or available-for-sale financial assets. Financial liabilities are recorded at fair value through profit or loss.

The Company accounts for purchase or sale of financial instruments as of the trade date, which is the date that the Company commits to purchasing or selling the asset or liability. Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs. Accounting policies prior to December 31, 2005 are described in Note 3.

a.	Financial instruments at fair value through profit or loss

Financial instruments held for short-term sale or repurchase purposes, and derivative financial instruments not qualified for hedge accounting, are classified as financial assets or liabilities at fair value through profit or loss.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

This category of financial instruments is measured at fair value, and changes in fair value are recognized in the consolidated statements of income. Stock of listed companies, convertible bonds, and close-end funds are measured at closing prices as of the balance sheet date. Open-end funds are measured at the unit price of the net assets as of the balance sheet date. The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants.

b.	Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity financial assets if the Company has both the positive intention and ability to hold the financial assets to maturity. Investments intended to be held to maturity are measured at amortized cost.

The Company recognizes an impairment loss if objective evidence of impairment loss exists. However, the impairment loss may be reversed if the value of asset recovers subsequently and the Company concludes the recovery is related to improvements in events or factors that originally caused the impairment loss. The new cost basis as a result of the reversal cannot exceed the amortized cost prior to the impairment.

c.	Financial assets measured at cost

Unlisted stock, funds, and other securities without reliable market prices are measured at cost. When objective evidence of impairment exists, the Company recognizes an impairment loss, which cannot be reversed in subsequent periods.

d.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables. Subsequent measurement is calculated at fair value. Investments in listed companies are measured at closing prices as of the balance sheet date. Any gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss arising from monetary financial assets denominated in foreign currencies, is recognized as an adjustment to consolidated stockholders’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to consolidated stockholders’ equity will be recorded in the consolidated statement of income.

The Company recognizes an impairment loss when objective evidence of impairment exists. Any reduction in the loss of equity investments in subsequent periods will be recognized as an adjustment to consolidated stockholders’ equity. The impairment loss of a debt security may be reversed and recognized in the current year’s consolidated statement of income if the security recovers and the Company concludes the recovery is clearly related to improvements in the factors or events that originally caused the impairment.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on management’s judgment of the collectibility and aging analysis of accounts and other receivables.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated individually by category at the lower of aggregate cost or market value as of the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the market values of work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value or obsolescence is provided, when necessary.

Long-term Investments Accounted for Under the Equity Method

Long-term investments are initially recorded at acquisition cost. Investments acquired by the contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of 5 years.

Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method. Prior to January 1, 2006, the difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date was amortized over 5 years; however, effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC SFAS No. 25, “Business Combination – Accounting Treatment under Purchase Method”, where goodwill is not subject to amortization.

The change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts.

Unrealized intercompany gains and losses arising from sales from the Company to equity method investees are eliminated in proportion to the Company’s year end ownership percentage until realized through transactions with third parties. Intercompany gains and losses arising from transactions between the Company and majority-owned (above 50%) subsidiaries are eliminated entirely until realized through transactions with third parties.

Unrealized intercompany gains and losses due to sales from equity method investees to the Company are eliminated in proportion to the Company’s weighted-average ownership percentage of the investee until realized through transactions with third parties.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unrealized intercompany gains and losses arising from transactions between two equity method investees are eliminated in proportion to the Company’s multiplied weighted-average ownership percentage with the investees until realized through transactions with third parties. Those intercompany gains and losses arising from transactions between two majority-owned subsidiaries are eliminated in proportion to the Company’s weighted-average ownership percentage in the subsidiary that incurred the gain or loss.

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is to be recognized as impairment loss in the current period.

The total value of an investment and related receivables cannot be negative. If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to other liabilities on the consolidated balance sheet.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated over their estimated useful lives. When property, plant and equipment are disposed, their original cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expense. Idle assets are classified as other assets at the lower of net book or net realizable value, with the difference charged to non-operating expenses.

Depreciation is recognized on a straight-line basis using the estimated economic life of the assets less salvage value, if any. If the main property, plant and equipment are fully depreciated and sub property, plant and equipment are still in use, the depreciation is based on the newly estimated remaining useful life. The estimated economic life of the property, plant and equipment is as follows: buildings – 3 to 55 years; machinery and equipment – 5 to 6 years; transportation equipment – 4 to 5 years; furniture and fixtures – 2 to 20 years; leased assets and leasehold improvements – the lease period or estimated economic life, whichever is shorter.

Intangible Assets

Effective January 1, 2006, goodwill generated from business combinations is no longer subject to amortization.

Technological know-how is stated at cost and amortized over its estimated economic life using the straight-line method.

An impairment loss will be recognized when the decreases in fair value of intangible assets are other than temporary. The book value after recognizing the impairment loss is recorded as the new cost.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property license fees - select the shorter term of contract or estimated economic life of the related technology; and software - 3 years.

Prior to December 31, 2005, the issuance costs of convertible and exchangeable bonds were classified as deferred charges and amortized over the life of the bonds. Effective January 1, 2006, the unamortized amounts as of December 31, 2005 were reclassified as a bond discount and recorded as a deduction to bonds payable. The amounts are amortized using the effective interest method over the remaining life of the bonds. If the difference between the straight-line method and the effective interest method is immaterial, the amortization of the bond discount may be amortized using the straight-line method and recorded as the adjustment of interest expenses.

Convertible and Exchangeable Bonds

The excess of the stated redemption price over par value is accrued as interest payable and expensed over the redemption period using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of the bonds is credited to common stock at an amount equal to the par value of the common stock with the excess credited to additional paid-in capital. No gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related consolidated stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

In accordance with ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement,” effective as of January 1, 2006, since the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related, derivative financial instruments embedded in exchangeable bonds shall be bifurcated and accounted as financial liabilities at fair value through profit or loss.

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee. Fund assets are deposited in the committee’s name in the Central Trust of China and hence, not associated with UMC. Therefore, fund assets are not to be included in UMC’s consolidated financial statements. Pension benefits for employees of the Branch and overseas subsidiaries are provided in accordance with the local regulations.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Labor Pension Act of the ROC (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees subject to the Labor Standards Law, a defined benefit plan, were allowed to choose to either elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and UMC will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.

The accounting for UMC’s pension liability is computed in accordance with ROC SFAS No. 18. Net pension costs of the defined benefit plan are recorded based on an actuarial valuation. Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration by the actuary. UMC recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.

Employee Stock Option Plan

The Company uses intrinsic value method to recognize compensation cost for its employee stock options issued since January 1, 2004. Under the intrinsic value method, the Company recognizes the difference between the market price of the stock on date of grant and the exercise price of its employee stock option as compensation cost. The Company also discloses pro forma net income and earnings per share under the fair value method for options granted since January 1, 2004.

Treasury Stock

The Company adopted ROC SFAS No. 30, “Accounting for Treasury Stocks” which requires that treasury stock held by the Company to be accounted for under the cost method. The cost of treasury stock is shown as a deduction to consolidated stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital. The Company’s stock held by its subsidiaries is also treated as treasury stock.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectibility is reasonably assured. Most of the Company’s sales transactions have shipping terms of Free on Board (FOB) or Free Carrier (FCA) shipment in which title and the risk of loss or damage is transferred to the customer upon delivery of the product to a carrier approved by the customer.

Allowance for sales returns and discounts are estimated taking into consideration customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectibility. Such allowances are recorded in the same period in which sales are made. Shipping and handling costs are included in sales expenses.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capital Expenditure versus Operating Expenditure

An expenditure is capitalized when it is probable that the Company will receive future economic benefits associated with the expenditure and the expenditure amount exceeds a predetermined amount. Otherwise, the expenditure is expensed as incurred.

Research and Development Costs

Research and development costs are charged to expenses as incurred.

Income Tax

The Company adopted ROC SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. The provision for income taxes includes deferred income tax assets and liabilities that are a result of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, loss carry-forward and investment tax credits. A valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected reversal date of the temporary difference.

According to ROC SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investment by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year in which the shareholders have resolved that the earnings shall be retained.

The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006. Set up by the Executive Yuan, the IBTA is a supplemental 10% tax that is payable if the income tax payable determined by the ROC Income Tax Act is below the minimum amount as prescribed by the IBTA. The IBTA is calculated based on taxable income as defined by the IBTA, which includes most income that is exempted from income tax under various legislations. The impact of the IBTA has been considered in the Company’s income tax for the current reporting period.

Earnings per Share

Earnings per share is computed according to ROC SFAS No. 24, “Earnings Per Share.” Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income (loss) is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and bonus share issues.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Asset Impairment

Pursuant to ROC SFAS No. 35, “Accounting for Asset Impairment” (ROC SFAS 35), the Company assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use. For previously recognized losses, the Company assesses at the balance sheet date any indication that the impairment loss no longer exists or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount, including goodwill, of CGU or group of CGUs is greater than its recoverable amount, there is an impairment loss. The loss is first recorded against the CGU’s goodwill, with any remaining loss allocated to other assets on a pro rata basis proportionate to their carrying amounts. The write-down of goodwill cannot be reversed in subsequent periods under any circumstances.

Impairment losses and reversals are classified as non-operating loss and income, respectively.

New Accounting Pronouncements

In July 2006, the Accounting Research and Development Foundation in Taiwan (ARDF) issued ROC SFAS No. 37, “Accounting for Intangible Assets” (ROC SFAS 37), which provides guidance on initial recognition, measurement, amortization, presentation and disclosure of intangible assets. An intangible asset should be measured initially at cost. The carrying amount of an intangible asset with a finite useful life shall be amortized over its useful life. In contrast, the carrying amount of an intangible asset with an indefinite useful life shall not be amortized. The change in the useful life assessment from indefinite to finite should be accounted for as a change in an accounting estimate. Intangible assets should be evaluated at least annually for impairment as required by ROC SFAS 35. The standard is effective from January 1, 2007. We do not expect this statement to have a material impact on our consolidated financial statements.

In November 2006, the ARDF issued ROC SFAS No.38, “Accounting for Non-current Assets Held for sale and discontinued operations”(ROC SFAS 38), which requires assets that are expected to be sold and meet specific criteria to be measured at the

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

lower of carrying amount and fair value less costs to sell. Such assets should not be depreciated and should be presented separately in the balance sheet. It also requires an entity to disclose separately about discontinued operations on the statements of income and cash flows or in a footnote. ROC SFAS 38 is effective for an entity from January 1, 2007. We do not expect this statement to have a material impact on our consolidated financial statements.

3.	ACCOUNTING CHANGES

Asset Impairment

The Company adopted the ROC SFAS No. 35, “Accounting for Asset Impairment” to account for the impairment of its assets for its financial statements effective January 1, 2005. No retroactive adjustment is required under the standard. With such a change, the Company’s consolidated net income was reduced by NT$370 million and the consolidated earnings per share was decreased by NT$0.02 for the year ended December 31, 2005.

Goodwill

The Company adopted the amendments to ROC SFAS No. 1, “Conceptual Framework of Financial Accounting and Preparation of Financial Statements,” SFAS No. 5, “Long-Term Investments in Equity Securities,” and SFAS No. 25, “Business Combinations-Accounting Treatment under Purchase Method,” all of which have discontinued the amortization of goodwill effective on January 1, 2006. As a result of adopting the revised SFAS No.1, revised SFAS No.5 and revised SFAS No.25 on January 1, 2006, the Company’s total assets as of December 31, 2006 are NT$ 856 million higher than if it had continued to account for goodwill under the prior year’s requirements. The consolidated net income and earnings per share for the year ended December 31, 2006, are NT$856 million and NT$0.05 higher, respectively, than if the Company had continued to account for goodwill under the prior year’s requirements.

Financial Instruments

(1)	The Company adopted ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement” and SFAS No. 36, “Financial Instruments: Disclosure and Presentation” to account for the financial instruments effective January 1, 2006. Some prior year items have been reclassified as required by ROC “Guidelines Governing the Preparation of Financial Reports by Securities Issuers,” SFAS No. 34 and No. 36 to conform with current year’s presentation.

(2)	The accounting policies prior to December 31, 2005 are as follows:

a.	Marketable Securities

Marketable securities were recorded at cost at acquisition and were stated at the lower of aggregate cost or market value as of the balance sheet date. Cash dividends were recognized as dividend income at the point of receipt.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Costs of money market funds and short-term notes were identified specifically while other marketable securities were determined by the weighted-average method. The market values of listed debts, equity securities and closed-end funds were determined by the average closing price during the last month of the fiscal year. The market value for open-end funds was determined by the net asset value as of the balance sheet date. The amount by which the aggregate cost exceeded the market value was reported as a loss in the current year. In subsequent periods, recovery of the market value was recognized as a gain to the extent that the market value did not exceed the original aggregate cost of the investment.

b.	Long-Term Investment – Cost Method or Lower of Cost or Market Value Method

Investments of less than 20% of the outstanding voting rights in listed investees, where significant influence on operating decisions of the investees does not reside with the Company, were accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that were held for the purpose of long-term investment was deducted from the consolidated stockholders’ equity. The market value as of the balance sheet date was determined by the average closing price during the last month of the reporting period. Investments of less than 20% of the outstanding voting rights in unlisted investees were accounted for under the cost method. The Company recognized an impairment loss on investments if objective evidence existed demonstrating an other than temporary decline in fair value. The book value of the investment was written down to its fair market value.

c.	Derivative Financial Instruments

The net receivables or payables resulting from interest rate swap and forward contracts were recorded under current assets or current liabilities before December 31, 2005.

(3)	The above changes in accounting principles increased the Company’s total assets, total liabilities, and stockholders’ equity as of January 1, 2006 by NT$24,246 million, NT$1,326 million, and NT$22,920 million, respectively; and resulted in an unfavorable cumulative effect of changes in accounting principles of NT$1,189 million to be deducted from consolidated net income, thereby reducing basic earnings per share by NT$0.06 for the year ended December 31, 2006.

4.	GAINS AND LOSSES OF EQUITY METHOD INVESTEES

Pursuant to revised ROC SFAS No.5, “Accounting for Long-term Investment” effective on January 1, 2005, certain gains or losses of equity investees were recognized based on the gains or losses incurred in the current period and could not be deferred to the next year. As a result of the amendment, the consolidated net income and the basic earnings per share for the year ended December 31, 2005 were reduced by NT$113 million and NT$0.01, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2005	2006
	NT$’000	NT$’000
Cash:
Cash on hand	2,814	2,665
Checking and savings accounts	4,150,657	4,527,578
Time deposits	91,976,196	80,909,065

Subtotal	96,129,667	85,439,308

Cash equivalents	12,497,133	8,413,900

Total	108,626,800	93,853,208

6.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of December 31,
Held for trading	2005	2006
	NT$’000	NT$’000
Listed stocks	1,250,280	8,094,274
Convertible bonds	1,218,688	443,733

Total	2,468,968	8,538,007

During the year ended December 31, 2006, net gain arising from the changes in fair value of financial assets at fair value through profit or loss, current, was NT$712 million.

7.	AVAILABLE-FOR-SALE FINANCIAL ASSETS, CURRENT

	As of December 31,
	2005	2006
	NT$’000	NT$’000
Common stock	1,004,878	—
Preferred stock	1,409,275	—

Total	2,414,153	—

8.	HELD-TO-MATURITY FINANCIAL ASSETS

	As of December 31,
	2005	2006
	NT$’000	NT$’000
Credit-linked deposits and repackage bonds	1,116,806	1,110,422
Less: Non-current portion	(1,116,806)	—

Total	—	1,110,422

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	NOTES RECEIVABLE

	As of December 31,
	2005	2006
	NT$’000	NT$’000
Notes receivable	193	3,733

10.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2005	2006
	NT$’000	NT$’000
Accounts receivable	14,459,202	14,824,524
Less: Allowance for sales returns and discounts	(681,449)	(794,444)
Less: Allowance for doubtful accounts	(149,319)	(1,996)

Net	13,628,434	14,028,084

11.	INVENTORIES, NET

	As of December 31,
	2005	2006
	NT$’000	NT$’000
Raw materials	310,393	1,157,909
Supplies and spare parts	1,917,444	1,974,417
Work in process	8,141,427	7,220,955
Finished goods	1,140,774	1,636,365

Total	11,510,038	11,989,646
Less: Allowance for loss on decline in market value and obsolescence	(797,503)	(1,111,464)

Net	10,712,535	10,878,182

Inventories were not pledged.

12.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, NONCURRENT

	As of December 31,
	2005	2006
	NT$’000	NT$’000
Convertible bonds	—	474,738

During the year ended December 31, 2006, net gain arising from the changes in fair value of financial assets at fair value through profit or loss, noncurrent, was NT$90 million.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

	As of December 31,
	2005	2006
	NT$’000	NT$’000
Common stock	6,812,103	52,311,172

During the year ended December 31, 2006, the Company recognized a net gain of NT$8,282 million due to the changes in fair value as an adjustment to consolidated stockholders’ equity.

14.	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of December 31,
	2005	2006
	NT$’000	NT$’000
Common stock	3,982,342	4,614,880
Preferred stock	1,957,968	2,387,508
Funds	634,490	513,557

Total	6,574,800	7,515,945

15.	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

(1)	Details of long-term investments accounted for under the equity method are as follows:

	As of December 31,
	2005		2006
Investee Companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
	NT$’000		NT$’000
Listed companies
HOLTEK SEMICONDUCTOR INC.	818,681	24.81	878,747	24.45
ITE TECH. INC.	329,704	22.66	341,268	21.80
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note A)	4,370,256	22.26	—	—
FARADAY TECHNOLOGY CORP. (Note B)	864,928	18.50	—	—
SILICON INTEGRATED SYSTEMS CORP. (Note B)	3,921,878	16.59	—	—
HARVATEK CORP. (Note C)	346,020	16.50	—	—
NOVATEK MICROELECTRONICS CORP. (Note B)	1,538,740	12.54	—	—
SERCOMM CORP. (Note C)	267,807	12.15	—	—

Subtotal	12,458,014		1,220,015

Unlisted companies
PACIFIC VENTURE CAPITAL CO., LTD.	296,218	49.99	127,379	49.99
MTIC HOLDINGS PTE LTD.	—	—	81,402	49.94
ANOTO TAIWAN CORP.	—	—	32,622	49.00
SMEDIA TECHNOLOGY CORP.	71,848	38.32	153,830	48.73
UWAVE TECHNOLOGY CORP.	74,937	48.64	36,823	48.64
UCA TECHNOLOGY INC.	34,881	45.53	50,128	48.33

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2005		2006
Investee Companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
	NT$’000		NT$’000
MEGA MISSION LIMITED PARTNERSHIP	—	—	2,699,491	45.00
YUNG LI INVESTMENTS, INC.	—	—	202,390	44.44
ACHIEVE MADE INTERNATIONAL LTD.	—	—	30,845	44.44
UNITECH CAPITAL INC.	638,946	42.00	959,542	42.00
STAR SEMICONDUCTOR CORP.	30,962	33.47	19,417	41.19
WALTOP INTERNATIONAL CORP.	—	—	117,457	40.00
NEXPOWER TECHNOLOGY CORP.	7,982	40.00	11,976	40.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note D)	—	—	4,674,311	36.49
AEVOE INTERNATIONAL LTD.	—	—	12,610	35.80
UC FUND II	133,217	35.45	122,648	35.45
TERA XTAL TECHNOLOGY CORP.	—	—	108,950	35.00
CRYSTAL MEDIA INC.	12,803	34.36	50,649	34.03
XGI TECHNOLOGY INC.	150,477	31.70	96,685	31.62
HIGHLINK TECHNOLOGY CORP.	208,833	22.18	361,378	30.63
ALLIANCE OPTOTEK CORP.	—	—	47,107	29.09
AMIC TECHNOLOGY CORP.	186,010	28.95	176,287	28.94
U-MEDIA COMMUNICATIONS, INC.	36,524	26.26	24,110	26.05
AFA TECHNOLOGY, INC.	38,157	30.46	40,766	24.97
MOBILE DEVICES INC.	48,555	26.28	25,076	23.86
PARADE TECHNOLOGIES, LTD.	81,949	24.63	65,560	23.30
HIGH POWER LIGHTING CORP.	—	—	60,434	23.00
USBEST TECHNOLOGY INC.	69,973	33.80	52,711	21.45
AEVOE INC.	6,674	39.47	—	—
DAVICOM SEMICONDUCTOR, INC. (Note E)	145,649	21.56	—	—
CHIP ADVANCED TECHNOLOGY INC. (Note E)	30,740	21.91	—	—
TOPPAN PHOTOMASKS TAIWAN LTD. (formerly DUPONT PHOTOMASKS TAIWAN LTD.)	1,063,671	45.35	—	—
ULI ELECTRONICS INC.	452,203	26.77	—	—
PATENTOP, LTD (Note C, F)	1,245	18.00	—	—

Subtotal	3,822,454		10,442,584
Elimination of upstream and intercompany transaction (Note G)	(17,612)		—

Total	16,262,856		11,662,599

Note A:	As UMC did not have significant influence after decreasing its percentage of ownership in UNIMICRON in 2006, the investee was classified as available-for-sale financial asset.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note B:	In the beginning of 2006 as UMC determined it did not have significant influence over the investee, and in accordance with ROC SFAS No. 34, the investee was classified as available-for-sale financial asset.
Note C:	The equity method was applied for investees in which the Company held the highest percentage of the outstanding voting rights and had significant influence on operating decisions.
Note D:	As of January 27, 2006, UMC sold 58.5 million shares of HSUN CHIEH. UMC’s ownership percentage decreased from 99.97% to 36.49%. As a result of the sales, Hsun Chieh is no longer our consolidated subsidiary.
Note E:	As the Company did not have significant influence after decreasing its percentage of ownership, these investments were classified as financial assets measured at cost in 2006.
Note F:	In the beginning of 2006, as the Company determined it did not have significant influence over the investee, and in compliance with the ROC SFAS No. 34, the investment in the investee was classified as financial assets measured at cost.
Note G:	This balance represents the unrealized balance of deferred gains or losses arising from the transfer of equity investment ownership among the affiliated companies including downstream, upstream, and intercompany transactions. The amount will be realized upon disposal of the affiliate, transactions with a third party, or the change of percentage of ownership.

(2)	We recorded a net gain of NT$13,152 million from the disposal of 63.48% of HSUN CHIEH. The net gain had three components. The first component was a gain of NT$1,624 million calculated as the excess of cash consideration received over the net book value of the 63.48% stake in HSUN CHIEH that was disposed. The second component was a gain of NT$14,149 million recorded to reclassify a portion of the additional paid-in capital from a merger which formed HSUN CHIEH in 1999. These two components were offset in part by a NT$2,621 million loss from a decrease in the current quoted market price of the UMC’s shares held by HSUN CHIEH compared to their original cost.

The second component of the gain was related to the merger of six companies which resulted in the formation of HSUN CHIEH. The fair value of the net assets received was deemed to be the value of the consideration for the acquisition of the interests in the six companies and was reflected in the common stock and additional paid-in capital accounts on the balance

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

sheet. The excess of such fair value of net assets received over the assumed liabilities and payment for shares held by the then shareholders of the six companies was recorded in the additional paid-in capital account on our consolidated balance sheet. As a result of the sale of 63.48% of ownership interests in HSUN CHIEH, we reversed a proportionate share of the HSUN CHIEH’s additional paid-in capital account, which had a balance of NT$22,282 million on the date of disposal, and recognized a gain in the consolidated statement of income of NT$14,149 million.

(3)	The total gains arising from investments accounted for under the equity method were NT$552 million, NT$1,097 million and NT$1,178 million for the years ended December 31, 2004, 2005 and 2006, respectively.

(4)	Pursuant to the revised ROC SFAS No. 5, “Accounting for Long-term Investments” effective on January 1, 2005, investment income (loss) of UWAVE TECHNOLOGY CORP., SERCOMM CORP., HARVATEK CORP., PATENTOP, LTD., UC FUND II, RIRA ELECTRONICS, INC., VISTAPOINT, INC., AFA TECHNOLOGY, INC., STAR SEMICONDUCTOR CORP., USBEST TECHNOLOGY INC., UCA TECHNOLOGY INC., CRYSTAL MEDIA INC., U-MEDIA COMMUNICATIONS, INC., AMOD TECHNOLOGY CO., LTD., SMEDIA TECHNOLOGY CORP., and AEVOE INC. was recognized based on the gain or loss incurred in the current period, instead of the prior period. As a result of the adoption of the amendment, the consolidated net income, and the basic earnings per share for the year of 2005 were reduced by NT$113 million and NT$0.01, respectively.

(5)	The long-term equity investments were not pledged.

16.	PROPERTY, PLANT AND EQUIPMENT

	As of December 31, 2005
	Cost	Accumulated Depreciation	Book Value
	NT$’000	NT$’000	NT$’000
Land	1,893,522	—	1,893,522
Buildings	21,260,902	(5,969,469)	15,291,433
Machinery and equipment	386,920,282	(261,499,341)	125,420,941
Transportation equipment	89,580	(63,214)	26,366
Furniture and fixtures	2,804,967	(1,936,607)	868,360
Leasehold improvements	43,037	(39,517)	3,520
Construction in progress and prepayments	15,609,497	—	15,609,497

Total	428,621,787	(269,508,148)	159,113,639

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31, 2006
	Cost	Accumulated Depreciation	Book Value
	NT$’000	NT$’000	NT$’000
Land	1,879,442	—	1,879,442
Buildings	21,076,844	(6,807,389)	14,269,455
Machinery and equipment	415,225,873	(302,547,942)	112,677,931
Transportation equipment	90,706	(61,056)	29,650
Furniture and fixtures	2,964,369	(2,240,443)	723,926
Leasehold improvements	42,968	(40,093)	2,875
Construction in progress and prepayments	22,244,850	—	22,244,850

Total	463,525,052	(311,696,923)	151,828,129

(1)	Total interest expense before capitalization amounted to NT$1,788 million, NT$1,364 million and NT$648 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Details of capitalized interest are as follows:

	For the year ended December 31,
	2004	2005	2006
	NT$’000	NT$’000	NT$’000
Machinery and equipment	348,924	260,294	—
Other property, plant and equipment	3,956	4,397	—

Total interest capitalized	352,880	264,691	—

Interest rates applied	1.55%~3.55%	2.86%~4.20%	—

(2)	Property, plant, and equipment were not pledged.

17.	OTHER ASSETS - OTHERS

	As of December 31,
	2005	2006
	NT$’000	NT$’000
Leased assets	1,366,695	1,333,029
Deposits-out	678,929	738,696
Others	150,614	260,429

Total	2,196,238	2,332,154

Please refer to Note 32 for deposits-out pledged as collateral.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	IMPAIRMENT

	For the year ended December 31,
	2004	2005	2006
	NT$’000	NT$’000	NT$’000
Available-for-sale financial assets, noncurrent	58,853	3,848	825,863
Long-term investment accounted for under the equity method	84,968	250,435	33,217
Financial assets measured at cost, noncurrent	329,708	86,259	215,071
Technology know-how	—	—	256,142
Other assets	—	120,000	—

Total	473,529	460,542	1,330,293

19.	SHORT-TERM LOANS

	As of December 31,
	2005	2006
	NT$’000	NT$’000
Secured bank loans	6,066,478	—
Unsecured bank loans	69,858	342,549

Total	6,136,336	342,549

Interest rates	1.5%~4.88%	3.25%~5.85%

The Company’s unused short-term lines of credits amounted to NT$14,658 million and NT$13,057 million in 2005 and 2006, respectively.

Assets pledged as collateral to secure these loans are detailed in Note 32.

20.	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of December 31,
	2005	2006
	NT$’000	NT$’000
Interest rate swaps	95,634	626,230
Derivatives embedded in exchangeable bonds	—	359,037

Total	95,634	985,267

During the year ended December 31, 2006, net gain arising from the changes in fair value of financial liabilities at fair value through profit or loss, current, was NT$312 million.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.	BONDS PAYABLE

	As of December 31
	2005	2006
	NT$’000	NT$’000
Domestic unsecured bonds:
Issued in April 2001 and due on April 2006, 5.1195% ~ 5.1850% interest payable annually	3,000,000	—
Issued in April 2001 and due on April 2008, 5.2170% ~ 5.2850% interest payable annually	7,500,000	5,250,000
Issued in October 2001 and due on October 2006, 3.4896% ~ 3.520% interest payable annually	5,000,000	—
Issued in May ~ June 2003 and due on May ~ June 2008, 4.0% minus USD 12-Month LIBOR interest payable annually	7,500,000	7,500,000
Issued in May ~ June 2003 and due on May ~ June 2010, 4.3% minus USD 12-Month LOBOR interest payable annually	7,500,000	7,500,000
Zero coupon convertible bonds:
Issued in March 2002 and due on March 2007	2,579,385	1,484,268
Issued in November 2003 and due on November 2013	3,103,719	2,225,020
Issued in October 2005 and due on February 2008	12,540,432	12,441,268
Zero coupon exchangeable bonds:
Issued in May 2002 and due on May 2007	3,218,623	3,122,060
(Discounts) premiums on convertible bonds	—	(71,257)

Subtotal	51,942,159	39,451,359
Less: Current portion	(10,250,000)	(9,068,283)

Net	41,692,159	30,383,076

(1)	On April 27, 2000, UMC issued five-year secured bonds amounting to NT$3,990 million. The interest was paid semi-annually with a stated interest rate of 5.6%. The bonds were repaid in installments every six months from April 27, 2002 to April 27, 2005. On April 27, 2005, the bonds were fully repaid.
(2)	During the period from April 16 to April 27, 2001, UMC issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repaid starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%. On April 27, 2006, the five-year bonds were fully repaid.
(3)	During the period from October 2 to October 15, 2001, UMC issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest was paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. On October 15, 2006 and 2004, the five-year bonds and the three-year bonds were fully repaid, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	On May 10, 2002, UMC issued zero coupon exchangeable bonds listed on the EuroMTF Market of the Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

a.	Issue Amount: US$235 million

b.	Period: May 10, 2002 ~ May 10, 2007

c.	Redemption

(a)	UMC may redeem the bonds, in whole or in part, after three months of the issuance and prior to the maturity date, at their principal amount if the closing price of the AU Optronics Corp (AUO) common shares on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NT$34.645=US$ 1.00.

(b)	UMC may redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

(c)	UMC may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the ROC tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

(d)	UMC will, at the option of the bondholders, redeem such bonds on February 10, 2005 at its principal amount.

d.	Terms of Exchange

(a)	Underlying securities: ADSs or common shares of AUO.

(b)	Exchange Period: The bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(c)	Exchange Price and Adjustment: The exchange price is NT$44.3 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.	Exchange of the Bonds

As of December 31, 2004, 2005 and 2006, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$137 million, US$137 million and US$139 million into AUO shares, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Gains arising from the exercise of exchange rights during the year ended December 31, 2004, 2005 and 2006 amounted to NT$3,457 million, nil and NT$65 million, respectively, and was recognized as gain on disposal of investment. No bonds were exchanged during the year ended December 31, 2005.

(5)	During the period from May 21 to June 24, 2003, UMC issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

(6)	On July 15, 2003, the Company issued its second LSE listed zero coupon exchangeable bonds exchangeable for common shares of AUO with an aggregate principal amount of US$205.8 million. The issue price was set at 103.0% of the principal amount. Unless previously redeemed, exchanged or purchased and cancelled, the bonds must be redeemed at their principal amount in U.S. Dollars on July 15, 2008. As of December 31, 2004, all bondholders have exercised their rights to exchange their bonds into AUO shares. The gain on the exchange amounting to NT$4,349 million for the year ended December 31, 2004 was recognized as a gain on disposal of investments.

(7)	On October 5, 2005, UMC issued zero coupon convertible bonds on the LSE. The terms and conditions of the bonds are as follows:

a.	Issue Amount: US$381.4 million

b.	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

c.	Redemption:

(a)	On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, UMC may redeem all, but not some only, of the bonds.

(b)	If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, UMC may redeem all, but not some only, of the bonds.

(c)	In the event that UMC’s ADSs or shares have officially ceased to be listed or admitted for trading on the New York Stock Exchange or the Taiwan Stock Exchange, as the case may be, each bondholder shall have the right, at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(d)	In the event of certain changes in taxation in the R.O.C. resulting in UMC becoming required to pay additional amounts, UMC may redeem all, but not part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by UMC in such event, in which case the bondholders shall not be entitled to receive payments of such additional amounts.

(e)	If a change of control occurs with respect to UMC, each bondholder shall have the right at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

(f)	UMC will pay the principal amount of the bonds at its maturity date, February 15, 2008.

d.	Conversion:

(a)	Conversion Period: Except for the closed period, the bonds may be converted into UMC’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

(b)	Conversion Price and Adjustment: The conversion price is US$3.693 per ADS. The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(8)	On March 25, 2002, UMC’s subsidiary, UMC JAPAN (UMCJ), issued LSE- listed zero coupon convertible bonds with an aggregate principal amount of JPY17,000 million and the issue price was set at 101.75% of the principal amount. The terms and conditions of the bonds are as follows:

a.	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on March 26, 2007 at their principal amount.

b.	Redemption at the Option of UMCJ

(a)	On or at any time after March 25, 2005, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that has not been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

(b)	In case of a corporate split or share exchange share transfer, UMCJ may redeem all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(c)	If a change in who controls UMCJ occurs, bondholders will be able to require UMCJ to redeem their bonds on the date that is 85 days after the change of control occurs.

c.	Conversion Period

At any time on or after May 3, 2002 to and including March 19, 2007.

d.	Conversion Price

The conversion price was set at JPY400,000 per share, subject to adjustments upon the occurrence of certain events set out in the indenture.

e.	Reacquisition of the Bonds

As of December 31, 2005, UMCJ has reacquired and cancelled JPY7,850 million and JPY7,650 million, respectively, of the bonds from the open market. The gain on the reacquisition amounting to JPY6 million was recognized as other income during the year ended December 31, 2005.

As of December 31, 2006, UMCJ has reacquired and cancelled JPY11,630 million of the bonds from the open market. The gain on the reacquisition amounting to JPY28 million was recognized as other income during the year ended December 31, 2006.

(9)	On November 25, 2003, UMCJ issued its second LSE-listed zero coupon convertible bonds with an aggregate principal amount of JPY21,500 million and the issue price was set at 101.25% of the principal amount. The terms and conditions of the bonds are as follows:

a.	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on November 25, 2013 at their principal amount.

b.	Redemption at the Option of UMCJ

(a)	On or at any time after November 27, 2006, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that has been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

(b)	In case of a corporate split or share exchange share transfer, UMCJ may redeem all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

(c)	If a change in who controls UMCJ occurs, bondholders will be able to require UMCJ to redeem their bonds on the date that is 70 days after the change of control occurs.

(d)	UMCJ will, at the option of the bondholders, redeem such bonds on November 26, 2007 at its principal amount.

c.	Conversion Period

The conversion period may be any time on or after January 5, 2004 and on or prior to November 11, 2013.

d.	Conversion Price

The conversion price was set at JPY187,500 per share, subject to adjustment upon the occurrence of certain events set out in the indenture.

e.	Reacquisition of the Bonds

As of December 31, 2005, UMCJ had reacquired JPY10,490 million of bonds from the open market. The gain on the reacquisition amounting to JPY449 million was recognized as other income for the year ended December 31, 2005.

As of December 31, 2006, UMCJ has reacquired and cancelled JPY13,450 million and JPY4,160 million of the bonds from the open market. The gain on the reacquisition amounting to JPY38 million was recognized as other income for the year ended December 31, 2006.

(10)	Repayments of the above bonds in the future years are as follows:

(Assuming the convertible bonds and exchangeable bonds are both paid off upon maturity.)

Bonds repayable in	Amount
NT$’000
2007	9,081,348
2008	22,941,268
2009	—
2010	7,500,000
2011 and thereafter	—

Total	39,522,616

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.	PENSION FUND

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees subject to the Labor Standards Law, a defined benefit plan, were allowed to choose to either elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and UMC will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. UMC and its domestic subsidiaries have made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005, and totaled NT$173 million and NT$372 million as of December 31, 2005 and 2006, respectively. Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and the Company has contributed the amount of NT$74 million and NT$97 million as of December 31, 2005 and 2006, respectively.

The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the fifteenth year. The total units shall not exceed 45 units. In accordance to the plan, UMC contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Central Trust of China in the name of an administered pension fund committee. Government authority will collect the fund as a Labor Retirement Fund and determine the allocation and investment policy of the assets. The defined benefit plan assets and obligations are measured as of December 31. The unrecognized net asset or obligation at transition based on actuarial valuation is amortized on a straight-line basis over 15 years.

(1)	Change in benefit obligation during the year:

	For the year ended December 31,
	2005	2006
	NT$’000	NT$’000
Projected benefit obligation at beginning of year	(4,354,361)	(4,778,045)
Service cost	(360,107)	(128,775)
Interest cost	(143,058)	(136,780)
Benefits paid	24,128	38,829
Gain (loss) on projected benefit obligation	55,353	(85,973)

Projected benefit obligation at end of year	(4,778,045)	(5,090,744)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Change in pension assets during the year:

	For the year ended December 31,
	2005	2006
	NT$’000	NT$’000
Fair value of plan assets at beginning of year	1,404,130	1,620,201
Actual return on plan assets	81,453	62,850
Contributions from employer	200,167	172,475
Benefits paid	(24,128)	(38,829)
Others	(41,421)	5,625

Fair value of plan assets at end of year	1,620,201	1,822,322

(3)	The funding status of the pension plan is as follows:

	As of December 31,
	2005	2006
	NT$’000	NT$’000
Benefit obligation
Vested benefit obligation	(39,069)	(55,213)
Non-vested benefit obligation	(2,188,642)	(2,376,276)

Accumulated benefit obligation	(2,227,711)	(2,431,489)
Effect from projected salary increase	(2,550,334)	(2,659,255)

Projected benefit obligation	(4,778,045)	(5,090,744)
Fair value of plan assets	1,620,201	1,822,322

Funded status	(3,157,844)	(3,268,422)
Unrecognized net transitional benefit obligation	181,481	118,332
Unrecognized loss (gain)	(29,043)	36,656
Adjustment required to recognize minimum liabilities	(9,592)	(1,986)

Accrued pension liabilities recognized on the consolidated balance sheet	(3,014,998)	(3,115,420)

(4)	The components of the net periodic pension cost are as follows:

	For the year ended December 31,
	2004	2005	2006
	NT$’000	NT$’000	NT$’000
Service cost	471,937	360,107	128,775
Interest cost	123,181	143,059	136,780
Expected return on plan assets	(26,884)	(39,577)	(44,778)
Amortization of unrecognized net transitional benefit obligation	45,444	39,232	60,441
Amortization of unrecognized pension loss	13,279	(88)	(891)
Pension costs from subsidiaries over which control is no longer held	—	6,978	—
Transferred from SiSMC in the merger	8,844	—	—

Net periodic pension cost	635,801	509,711	280,327

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5)	The actuarial assumptions underlying are as follows:

	For the year ended December 31, 2004
	UMC	UMO	UMC JAPAN
Discount rate	3.50%	3.75%	2.00%
Rate of salary increase	5.00%	4.00%	3.71%
Expected return on plan assets	3.50%	2.75%	1.00%

	For the year ended December 31, 2005
	UMC	UMO	UMC JAPAN	Thintek
Discount rate	3.00%	3.75%	2.00%	3.75%
Rate of salary increase	4.50%	4.00%	2.68%	4.00%
Expected return on plan assets	3.00%	2.75%	1.00%	2.75%

	For the year ended December 31, 2006
	UMC	FORTUNE	UMO	UMC JAPAN
Discount rate	2.75%	2.75%	3.75%	2.00%
Rate of salary increase	4.50%	2.00%	4.00%	2.68%
Expected return on plan assets	2.50%	2.75%	2.75%	2.00%

(6)	Expected future benefit payments are as follows:

Amount
NT$’000
2007	41,991
2008	45,395
2009	70,886
2010	75,387
2011	73,889
2012-2016	578,888

The Company expects to make pension fund contributions of $171 million in 2007.

23.	CAPITAL STOCK

(1)	UMC had 26,000 million common shares authorized to be issued, and 19,795 million common shares were issued as of December 31, 2005, each at a par value of NT$10.

(2)	UMC had issued a total of 277 million ADSs that were traded on the NYSE as of December 31, 2005. The total number of common shares of UMC represented by all issued ADSs was 1,384 million shares as of December 31, 2005. One ADS represents five common shares.

(3)	On April 26, 2005, UMC cancelled 49 million shares of treasury stocks, which were bought back during the period from February 20 to April 19, 2002 for transfer to employees.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	As recommended by the board of directors, and approved by the shareholders on the meeting held on June 13, 2005, UMC issued 1,956 million new shares from capitalization of retained earnings that amounted to NT$19,560 million, of which NT$17,587 million was stock dividend and NT$1,973 million was employee bonus. The issuance process through the authority had been completed.

(5)	Among the employee stock options issued by UMC on October 7, 2002 and January 3, 2003, 96 million shares were exercised during the year ended December 31, 2005. The issuance process through the authority had been completed.

(6)	UMC had 26,000 million common shares authorized to be issued, and 19,131 million was issued as of December 31, 2006, each at a par value of NT$10.

(7)	Among the employee stock options issued by UMC on October 7, 2002, January 3, 2003 and October 13, 2004, 109 million shares were exercised during the year ended December 31, 2006. The exercise of employee stock options of 47 million shares, 16 million shares and 46 million shares were issued on March 15, 2006, September 25, 2006, and December 27, 2006, respectively. The issuance process through the authority had been completed.

(8)	On May 22, 2006 UMC cancelled 1,000 million shares of treasury stock, which were bought back during the period from February 16, 2006 to April 11, 2006 for retention of UMC’s creditability and stockholders’ interests.

(9)	As recommended by the board of directors, and approved by the shareholders on the meeting held on June 12, 2006, UMC issued 225 million new shares from capitalization of retained earnings and additional paid-in capital that amounted to NT$2,249 million, of which NT$895 million was stock dividend, NT$459 million was employee bonus, and NT$895 million was additional paid-in capital. The issuance process through the authority had been completed.

(10)	UMC had issued a total of 315 million ADSs, which were traded on the NYSE as of December 31, 2006. The total number of common shares of UMC represented by all issued ADSs was 1,576 million shares as of December 31, 2006. One ADS represents five common shares.

24.	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, and December 22, 2005, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, and 350 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (NTD)
October 7, 2002	939,000	543,834	$15.7
January 3, 2003	61,000	44,571	$17.7
November 26, 2003	57,330	45,443	$24.7
March 23, 2004	33,330	22,110	$22.9
July 1, 2004	56,590	44,460	$20.7
October 13, 2004	20,200	12,905	$17.8
April 29, 2005	23,460	17,790	$16.4
August 16, 2005	54,350	42,610	$21.6
September 29, 2005	51,990	46,675	$19.7
January 4, 2006	39,290	30,690	$17.7
May 22, 2006	42,058	37,040	$19.2
August 24, 2006	28,140	25,830	$18.4

(1)	A summary of the Company’s stock option plans, and related information for the years ended December 31, 2004, 2005 and 2006, are as follows:

	For the year ended December 31,
	2004		2005		2006
	Option (in thousands)	Weighted - average Exercise Price (NTD)	Option (in thousands)	Weighted - average Exercise Price (NTD)	Option (in thousands)	Weighted - average Exercise Price (NTD)
Outstanding at beginning of period	980,664	$16.3	973,858	$16.8	975,320	$17.3
Granted	110,120	$20.8	129,800	$19.9	109,488	$18.4
Exercised	(44,138)	$15.7	(95,814)	$15.7	(109,093)	$15.7
Forfeited	(72,788)	$17.1	(32,524)	$18.5	(61,757)	$18.8

Outstanding at end of period	973,858	$16.8	975,320	$17.3	913,958	$17.5

Exercisable at end of period	368,896	$15.7	528,373	$16.2	650,268	$16.6

Weighted-average fair value of options granted during the period	NT$3.8		NT$6.5		NT$5.7

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	The information of the Company’s outstanding stock options as of December 31, 2006, is as follows:

Authorization Date	Range of Exercise Price	Outstanding Stock Options			Exercisable Stock Options
		Option (in thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
2002.09.11	$15.7~$17.7	588,405	1.78	$15.9	577,608	$15.8
2003.10.08	$20.7~$24.7	112,013	3.20	$22.8	67,095	$23.1
2004.09.30	$16.4~$21.6	119,980	4.53	$19.7	5,565	$17.8
2005.12.22	$17.7~$19.2	93,560	5.33	$18.5	—	—

		913,958	2.68	$17.5	650,268	$16.6

c.	The Company uses intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation costs for the years ended December 31, 2004, 2005 and 2006 are nil because the Company grants options with the exercise price equal to the current market price. Pro forma information using the fair value method on net income and earnings per share is as follows:

	For the year ended December 31, 2004 (retroactively adjusted)
	Basic earnings per share	Diluted earnings per share
	NT$’000	NT$’000
Net Income	31,843,381	31,873,101
Earnings per share (NTD)	1.68	1.65
Pro forma net income	31,662,914	31,692,634
Pro forma earnings per share (NTD)	1.67	1.64

	For the year ended December 31, 2005 (retroactively adjusted)
	Basic earnings per share	Diluted earnings per share
	NT$’000	NT$’000
Net Income	7,026,692	7,035,187
Earnings per share (NTD)	0.38	0.37
Pro forma net income	6,776,219	6,784,714
Pro forma earnings per share (NTD)	0.36	0.36

	For the year ended December 31, 2006
	Basic earnings per share	Diluted earnings per share
	NT$’000	NT$’000
Net Income	32,619,313	32,653,291
Earnings per share (NTD)	1.81	1.75
Pro forma net income	32,149,409	32,183,387
Pro forma earnings per share (NTD)	1.78	1.72

The fair value of the options granted was estimated at the date of grant using the Black-Scholes options pricing model with the following assumptions for the years ended December 31, 2005 and 2006:

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2005	2006
Expected dividend yields	1.63%~1.64%	1.37%~1.38%
Volatility factors of the expected market price	40.35%~43.39%	35.57%~41.14%
Risk-free interest rate	1.85%~2.24%	1.88%~2.28%
Weighted-average expected life of the options	4~5 years	4~5 years

25.	TREASURY STOCK

(1)	UMC bought back its own shares from the open market during the years ended December 31, 2004, 2005 and 2006. Details of the treasury stock transactions are as follows:

For the year ended December 31, 2004

(In thousands of shares)

Purpose	As of January 1, 2004	Increase	Decrease	As of December 31, 2004
For transfer to employees	49,114	192,067	—	241,181
For conversion of the convertible bonds into shares	149,728	—	149,728	—

Total shares	198,842	192,067	149,728	241,181

For the year ended December 31, 2005

(In thousands of shares)

Purpose	As of January 1, 2005	Increase	Decrease	As of December 31, 2005
For transfer to employees	241,181	250,000	49,114	442,067
For conversion of the convertible bonds into shares	—	500,000	—	500,000

Total shares	241,181	750,000	49,114	942,067

For the year ended December 31, 2006

(In thousands of shares)

Purpose	As of January 1, 2006	Increase	Decrease	As of December 31, 2006
For transfer to employees	442,067	400,000	—	842,067
For conversion of the convertible bonds into shares	500,000	—	—	500,000
For retention of UMC’s creditability and stockholder’s interests	—	1,000,000	1,000,000	—

Total shares	942,067	1,400,000	1,000,000	1,342,067

(2)	According to the Securities and Exchange Law of the R.O.C., total shares of treasury stock should not exceed 10% of UMC’s stock issued. Total purchase amount should not exceed the sum of the retained earnings, additional paid-in capital-premiums, and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that UMC could hold as of December 31, 2005 and 2006 were 1,979 million shares and 1,913 million shares with the ceiling of the amounts were NT$90,851 million and NT$94,970 million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled voting rights or receive dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance. Starting June 22, 2005, stocks held by subsidiaries no longer have voting rights according to the revised Companies Act.

(4)	As of December 31, 2005, UMC’s subsidiaries, HSUN CHIEH INVESTMENT CO., LTD. and FORTUNE VENTURE CAPITAL CORP., held 600 million shares and 22 million shares, respectively, of UMC’s stock, with a book value of NT$18.98 and NT$7.87 per share, respectively. The average closing price of UMC’s stock during December 2005 was NT$18.98.

(5)	As of December 31, 2006, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 22 million shares of UMC’s stock, with a book value of NT$ 20.25 per share. The closing price on December 31, 2006 was NT$20.25.

26.	RETAINED EARNINGS AND DIVIDEND POLICIES

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

(1)	Payment of all taxes and dues;

(2)	Offset prior years’ operation losses;

(3)	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

(4)	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

(5)	After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

(6)	The distribution of the remaining portion, if any, will be recommended by the board of directors and subject to shareholders’ approval.

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, may be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The appropriation of 2006 retained earnings has not yet been recommended by the board of directors as of the date of the Report of Independent Auditors. Information on the board of directors’ recommendations and shareholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.

Details of the 2005 employee bonus settlement and directors’ and supervisors’ remuneration are as follows:

	For the year ended December 31, 2005
	As approved by the shareholders’ meeting	As recommended by the board of directors	Differences
1. Settlement of employees’ bonus by issuance of new shares

a. Number of shares (in thousands)	45,846	45,846	—

b. Amount	$458,455	$458,455	—

c. Percentage on total number of outstanding shares at year-end (%)	0.24	0.24	—

2. Settlement of employees’ bonus by cash	$305,636	$305,636	—

3. Remuneration paid to directors and supervisors	$6,324	$6,324	—

4. Effect on earnings per share before retroactive adjustments

a. Basic and diluted earnings per share (NTD)	$0.38/0.38	$0.38/0.38	—

b. Pro forma basic and diluted earnings per share taking into consideration employees’ bonus and directors’ and supervisors’ remuneration (NTD)	$0.34/0.34	$0.34/0.34	—

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings for items that are accounted for as deductions to consolidated stockholders’ equity such as unrealized loss on long-term investments and cumulative translation adjustments. However, there are the following exceptions for UMC’s investees’ unrealized loss on long-term investments arising from a merger that was recognized by UMC in proportion to UMC’s ownership percentage:

a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if UMC recognizes the investees’ additional paid-in capital-excess from the merger in proportion to the ownership percentage, then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	If UMC and its investees transfer a portion of the additional paid-in capital to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No.101801-1 of the SFC.

c.	In accordance with the explanatory letter No.170010 of the SFC applicable to listed companies, in the case where the market value of UMC’s stock held by its subsidiaries at year-end is lower than the book value, a special reserve shall be provided in UMC’s accounts in proportion to its ownership percentage.

For the 2005 appropriations approved by the shareholders’ meeting on June 12, 2006, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$18,208 million.

27.	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the year ended December 31,
	2004			2005			2006
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Personnel expenses
Salaries	8,761,122	3,390,638	12,151,760	7,532,447	3,421,537	10,953,984	$9,003,173	$3,616,996	$12,620,169
Labor and health insurance	525,172	156,691	681,863	538,484	206,941	745,425	546,631	192,257	738,888
Pension	507,357	182,194	689,551	566,739	191,476	758,215	571,888	184,781	756,669
Other personnel expenses	154,281	119,520	273,801	247,754	155,343	403,097	99,293	72,899	172,192
Depreciation	43,435,482	2,142,602	45,578,084	49,260,694	2,085,525	51,346,219	42,059,492	2,183,770	44,243,262
Amortization	782,440	1,386,967	2,169,407	935,126	2,250,407	3,185,533	197,673	1,621,260	1,818,933

The numbers of employees as of December 31, 2004, 2005 and 2006 were 12,531, 13,278 and 14,251 respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.	INCOME TAX

(1)	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the year ended December 31,
	2004	2005	2006
	NT$’000	NT$’000	NT$’000
Income tax on pre-tax income at statutory tax rate	7,472,675	768,584	9,254,650
Permanent differences
Investment loss	635,045	749,448	140,238
Gain on disposal of investments	(3,087,700)	(2,360,171)	(7,029,300)
Other permanent differences	(1,865,856)	(890,162)	(481,280)

Subtotal	(4,318,511)	(2,500,885)	(7,370,342)
Change in investment tax credit	(6,356,507)	6,930,316	(1,335,540)
Change in loss carry-forward	62,881	—	(105,508)
Change in valuation allowance against deferred income tax assets
Investment tax credit	3,455,736	(6,402,564)	505,077
Loss carry-forward	18,272	1,083,599	440,665
Others	—	23,840	(59,905)

Subtotal	3,474,008	(5,295,125)	885,837
Change in tax rate	14,091	—	1,269
Estimated 10% income tax on unappropriated earnings	29,419	35,501	—
Adjustment of prior year’s tax expense	9,484	20,371	(164,111)
Income tax on interest revenue separately taxed	(13,740)	1,415	1,713
Income basic tax	—	—	2,021,375
Others	—	106,875	72,279

Income tax expense	373,800	67,052	3,261,622

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Significant components of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2005	2006
	NT$’000	NT$’000
Deferred income tax assets
Investment tax credit	13,755,893	14,992,731
Loss carry-forward	5,585,640	3,138,465
Pension	751,611	785,660
Allowance on sales returns and discounts	199,060	191,304
Allowance for loss on obsolescence of inventories	79,372	220,309
Others	1,021,304	535,280

Total deferred income tax assets	21,392,880	19,863,749
Valuation allowance	(11,576,791)	(11,775,747)

Net deferred income tax assets	9,816,089	8,088,002

Deferred income tax liabilities
Unrealized exchange gain	—	(72,848)
Depreciation	(2,416,985)	(1,251,329)
Others	(51,870)	(687,299)

Total deferred income tax liabilities	(2,468,855)	(2,011,476)

Total net deferred income tax assets	7,347,234	6,076,526

Deferred income tax assets – current	6,555,306	5,933,725

Deferred income tax liabilities – current	—	(278,346)
Valuation allowance	(3,168,516)	(3,710,359)

Net	3,386,790	1,945,020

Deferred income tax assets – noncurrent	14,837,574	13,930,024

Deferred income tax liabilities – noncurrent	(2,468,855)	(1,733,130)
Valuation allowance	(8,408,275)	(8,065,388)

Net	3,960,444	4,131,506

Total net deferred income tax assets	7,347,234	6,076,526

(3)	UMC’s income tax returns for all the fiscal years up to 2003 have been assessed and approved by the Tax Authority.

(4)	UMC was granted several four or five-year income tax exemption periods with respect to income derived from the expansion of operations. The starting date of the exemption period attributable to the expansions in 2002 had not yet been decided. The income tax exemption for other periods will expire on December 31, 2012.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5)	The Company earns investment tax credits for the amount invested in production equipment, research and development, employee training, and investment in high technology industry and venture capital.

As of December 31, 2006, the Company’s unused investment tax credit was as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
	NT$’000	NT$’000
2006	2,879,909	2,879,909
2007	1,638,333	1,638,333
2008	6,298,009	6,298,009
2009	1,780,805	1,780,805
2010	2,395,675	2,395,675

Total	14,992,731	14,992,731

(6)	As of December 31, 2006, the unutilized accumulated losses for the Company were as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
	NT$’000	NT$’000
2006	11,892,614	316,509
2007	3,832,326	3,832,326
2008	208,335	208,335
2009	447,237	447,237
2010	254,854	254,854
2011	173,728	173,728
2012	3,404,642	3,404,642
2013	921,604	921,604

Total	21,135,340	9,559,235

(7)	The balance of UMC’s imputation credit accounts as of December 31, 2005 and 2006 were NT$29 million and NT$95 million, respectively. The actual creditable ratio for 2005 and the expected creditable ratio for 2006 was 0% and 0.54%, respectively.

(8)	UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	EARNINGS PER SHARE

The Company’s capital structure is composed mainly of zero coupon convertible bonds and employee stock options. Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the years ended December 31, 2004, 2005 and 2006, are disclosed as follows:

(shares expressed in thousands)	For the year ended December 31,
	2004	2005	2006
	NT$’000	NT$’000	NT$’000
Net income	31,843,381	7,026,692	32,619,313
Effect of dilution:
Employee stock options	—	—	—
Convertible bonds	29,720	8,495	33,978

Adjusted net income assuming dilution	31,873,101	7,035,187	32,653,291

Weighted average of shares outstanding	18,753,969	18,410,922	18,050,962
Effect of dilution:
Employee stock options	274,141	159,601	108,122
Convertible bonds	25,026	120,548	516,383

Adjusted weighted average of shares outstanding assuming dilution	19,053,136	18,691,071	18,675,467

Retroactively adjusted weighted average of shares outstanding	18,994,916	18,647,462	—

Retroactively adjusted weighted average of shares outstanding assuming dilution	19,297,926	18,933,611	—

Earnings per share (in dollars) - basic	1.68	0.38	1.81

Earnings per share (in dollars) - diluted	1.65	0.37	1.75

30.	MERGER

In order to integrate resources, reduce operating costs, enlarge business scales, and improve its financial structure, profitability and global competitiveness, based on the resolution of the board of directors’ meeting on February 26, 2004, the Company merged with SiSMC, the dissolved company, on July 1, 2004. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004. The accounting treatment regarding the merger is in compliance with the ROC SFAS No. 25 “Enterprise Mergers - Accounting of Purchase Method”.

Relevant information required by ROC SFAS No. 25 is disclosed as follows:

(1)	Information of the dissolved company:

SiSMC was split from Silicon Integrated Systems Corp. on December 15, 2003. It was mainly engaged in manufacturing of integrated circuits and components of semiconductors.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

According to the agreement, 357 million common shares, amounting to NT$3,571 million, were newly issued by the Company for the merger. The newly issued shares were allocated to the dissolved company’s shareholders in proportion to their ownership. 2.24 common shares were exchanged for 1 new share. Since SiSMC was not a public company, there is no market value. Thus, the acquisition cost was determined based on the appraisal made by China Property Appraising Center Co., Ltd.

(5)	Amortization method and useful lives for goodwill or deferred credit:

The difference between the acquisition cost and the fair value of identifiable net assets was recognized as goodwill, which was to be amortized under the straight-line method for 15 years according to the Article 35 of Enterprise Mergers and Acquisitions Law of the R.O.C. However, as described in Note 3, the amortization of goodwill was discontinued effective January 1, 2006

(6)	Contingent price, warrants, or commitments and accounting treatments in the merger contracts:

None.

(7)	Decisions of disposal of significant assets from the merger:

None.

(8)	Pro forma information on operating results:

The pro forma operating results from January 1, 2004 to June 30, 2004 of SiSMC are included in the following pro forma information. The pro forma information on the operating results stated below is based on the assumption that the Company merged with SiSMC on January 1, 2004.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Shares expressed in thousands)	For the year ended December 31, 2004
NT$’000
Net operating revenues	131,446,247
Net income	30,669,982
Weighted average of shares outstanding	19,212,805
Earnings per share-basic (in dollars)	1.60

31.	RELATED PARTY TRANSACTIONS

Name of related parties	Relationship with UMC
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
HOLTEK SEMICONDUCTOR INC. (HOLTEK)	Equity Investee
UNITECH CAPITAL INC.	Equity Investee
ITE TECH. INC.	Equity Investee
AMIC TECHNOLOGY CORP.	Equity Investee
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee
XGI TECHNOLOGY INC.	Equity Investee
HIGHLINK TECHNOLOGY CORP.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
TOPPAN PHOTOMASKS TAIWAN LTD. (formerly DUPONT PHOTOMASKS TAIWAN LTD.) (TOPPAN) (Disposed in March 2006)	Equity Investee
FARADAY TECHNOLOGY CORP. (No longer an equity investee since January 1, 2006)	Equity Investee
NOVATEK MICROELECTRONICS CORP. (NOVATEK) (No longer an equity investee since January 1, 2006)	Equity Investee
UNIMICRON TECHNOLOGY CORP. (No longer an equity investee since November, 2006)	Equity Investee
SILICON INTEGRATED SYSTEMS CORP. (SIS)	UMC’s director
UWAVE TECHNOLOGY CORP. (formerly UNITED RADIOTEK INC.)	Subsidiary’s equity investee
UCA TECHNOLOGY INC.	Subsidiary’s equity investee
AFA TECHNOLOGY, INC.	Subsidiary’s equity investee
STAR SEMICONDUCTOR CORP.	Subsidiary’s equity investee
USBEST TECHNOLOGY INC.	Subsidiary’s equity investee
SMEDIA TECHNOLOGY CORP.	Subsidiary’s equity investee
U-MEDIA COMMUNICATIONS, INC.	Subsidiary’s equity investee
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
NEXPOWER TECHNOLOGY CORP.	Subsidiary’s equity investee
MOBILE DEVICES INC.	Subsidiary’s equity investee
ULI ELECTRONICS INC. (Disposed in February 2006)	Subsidiary’s equity investee
AEVOE INC. (Disposed in October 2006)	Subsidiary’s equity investee

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Name of related parties	Relationship with UMC
CHIP ADVANCED TECHNOLOGY INC. (No longer an equity investee since October, 2006)	Subsidiary’s equity investee
DAVICOM SEMICONDUCTOR, INC. (No longer an equity investee since December, 2006)	Subsidiary’s equity investee

Significant Related Party Transactions

(1)	Operating revenues

	For the year ended December 31,
	2004		2005		2006
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000		NT$’000
Novatek	4,352,639	3	6,159,104	6	—	—
SIS	1,676,873	1	2,352,259	2	2,046,127	2
Others	4,349,288	4	3,970,927	4	2,029,429	2

Total	10,378,800	8	12,482,290	12	4,075,556	4

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 30~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

(2)	Notes receivable

	As of December 31,
	2005		2006
	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000
HOLTEK	62,136	100	49,924	92
Others	—	—	724	1

Total	62,136	100	50,648	93

(3)	Accounts receivable, net

	As of December 31,
	2005		2006
	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000
SIS	1,235,010	8	99,333	1
Others	226,282	1	231,978	1

Total	1,461,292	9	331,311	2

Less : Allowance for sales returns and discounts	(24,649)		(7,666)
Less : Allowance for doubtful accounts	(15,666)		—

Net	1,420,977		323,645

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	Other transactions

The Company was involved in several other transactions with related parties, including service charges, development expenses of intellectual property and commission, totaling NT$786 million, NT$518 million and NT$8 million for the years ended December 31, 2004, 2005 and 2006, respectively.

The Company purchased approximately NT$442 million, NT$486 million and NT$105 million of masks from TOPPAN during the years ended December 31, 2004, 2005 and 2006, respectively.

32.	ASSETS PLEDGED AS COLLATERAL

The assets pledged of the Company were as follows:

As of December 31,2005

	Amount	Party to which asset(s) was pledged	Purpose of pledge
	NT$’000
Deposit-out (Time deposit)	525,730	Customs	Customs duty guarantee
Restricted deposits (Time deposit)	555,800	The International Commercial Bank of China (Tokyo branch)	Short-term loans
Deposits-out (Time deposit)	2,500	The Farmer Bank of China	Payment guarantee
The stocks of UMC held by the subsidiaries	21,712,280	Chinatrust Commercial Bank	Short-term loans

Total	22,796,310

As of December 31, 2006

	Amount	Party to which asset(s) was pledged	Purpose of pledge
	NT$’000
Deposit-out (Time deposit)	625,846	Customs	Customs duty guarantee

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	UMC has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$19.67 billion. Royalties and development fees for future years are NT$5.98 billion as of December 31, 2006.

(2)	UMC signed several construction contracts for the expansion of its factory space. As of December 31, 2006, these construction contracts have amounted to approximately NT$3.82 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$1.9 billion.

(3)	OAK Technology, Inc. (OAK) and UMC entered into a settlement agreement on July 31, 1997 concerning a complaint filed with the United States International Trade Commission (ITC) by OAK against UMC and others, alleging unfair trade practices based on alleged patent infringement regarding certain CD-ROM controllers (the first OAK ITC case). On October 27, 1997, OAK filed a civil action in a California federal district court, alleging claims for breach of the settlement agreement and fraudulent misrepresentation. In connection with its breach of contract and other claims, OAK sought damages in excess of US$750 million. UMC denied the material allegations of the complaint, and asserted counterclaims against OAK for breach of contract, intentional interference with economic advantage and rescission and restitution based on fraudulent concealment and/or mistake. UMC also asserted declaratory judgment claims for invalidity and unenforceability of the relevant OAK patent. On February 9, 2006, the parties entered a settlement agreement in which UMC, OAK and Zoran (the successor to OAK) fully and finally released one another from any and all claims and liabilities arising out of the facts alleged in the district court case. The terms of settlement are confidential and, except for the obligation to keep the terms confidential, impose no obligation on UMC.

(4)	The Company entered into several operating lease contracts for land and offices. These renewable operating leases are set to expire in various years through to 2032. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
NT$’000
2007	$234,447
2008	220,066
2009	201,872
2010	194,296
2011	188,944
2012 and thereafter	1,701,017

Total	$2,740,642

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Rental expense for the years ended December 31, 2004, 2005 and 2006 was NT$400 million, NT$537 million and NT$1,125 million, respectively.

(5)	UMC entered into several wafer-processing contracts with its principal customers. According to the contracts, UMC shall guarantee processing capacity after receipts of customers’ deposits.

(6)	UMC has entered into contracts for the purchase of materials and masks with certain vendors. These contracts oblige UMC to purchase specified amounts or quantities of materials and masks. Should UMC fail to fulfill the conditions set out in the contracts, the differences between the actual purchase and the required minimum will be reconciled between UMC and its vendors.

(7)	On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of UMC’s facilities. On February 18, 2005, UMC’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer. Furthermore, from the very beginning there was a verbal indication that, at the proper time, UMC would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by UMC and no written agreement was made and executed. Upon UMC’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the approximately 700 million outstanding shares of the holding company of Hejian in return for UMC’s past assistance and for continued assistance in the future.

Immediately after UMC had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to UMC. The shareholders meeting dated June 13, 2005 resolved that to the extent permitted by law UMC shall try to get the 15% of the outstanding shares offered by the holding company of Hejian as an asset of UMC. The holding company of Hejian offered 106 million shares of its outstanding common shares in return for UMC’s assistance. The holding company of Hejian has put all such shares in escrow. UMC was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of Hejian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, UMC may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the ROC laws and regulations allow UMC to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, UMC’s stake in the holding company of Hejian will accumulate accordingly.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In April 2005, UMC’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, UMC was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. UMC and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Execution Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. As of December 31, 2006, the result of such reconsideration and administrative action has not been finalized.

For UMC’s assistance to Hejian Technology Corp., UMC’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by UMC, were indicted for violating the Business Entity Accounting Law and breach of trust under the Criminal Law by Hsinchu District Court’s Prosecutor’s Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of UMC’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as UMC’s directors and had not executed their duties as UMC’s Chairman and Vice Chairman. In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; UMC would not be subject to indictment regarding this case.

On February 15, 2006, UMC was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as UMC believes it was illegally and improperly fined, UMC had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. UMC’s administrative appeal was dismissed by the Executive Yuan, R.O.C. on October 19, 2006. UMC filed an administrative action against the R.O.C. Ministry of Economic Affairs to Taipei High Administrative Court on December 8, 2006. As of December 31, 2006, the result of such administrative action has not been finalized.

34.	SIGNIFICANT DISASTER LOSS

None.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

35.	SIGNIFICANT SUBSEQUENT EVENTS

UMC determined that cash flows generated from UMC’s future operations will be sufficient for the research and development of advanced process technologies and the continued expansion of advanced manufacturing capacity, including the second 300mm fab in Taiwan’s Tainan Science Park. In order to avoid future cash levels becoming excessive and to better respond to the expectations of today’s capital markets, UMC has resolved to carry out a capital reduction of NT$ 57,394 million with the cancellation of 5,739 million of its outstanding shares, following a resolution passed at a meeting of the Board of Directors on January 23, 2007. The board of directors will decide the date of the capital reduction after the approval at the stockholders’ meeting and the authorization of the government. The exact exchange ratio for shares and the amount of the capital reduction is to be set on the record date for capital reduction.

36.	CLASSIFICATION

Certain comparative amounts have been reclassified to conform to the current year’s presentation.

37.	FINANCIAL INSTRUMENTS

(1)	Financial risk management objectives and policies

UMC’s principal financial instruments, other than derivatives, is comprised of cash and cash equivalents, stock, convertible bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for UMC’s operations. UMC also holds various other financial assets and liabilities such as accounts receivable and accounts payables, which arise directly from its operations.

UMC also enters into derivative transactions, including credit-link deposits, interest rate swaps and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risk arising from UMC’s operations and financing activities.

The main risks arising from UMC’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

UMC utilizes interest rate swap agreements to mitigate its cash flow interest rate risk on its counter-floating rate of unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency risk

UMC has foreign currency risk arising from purchases or sales. UMC utilizes spot or forward contracts to mitigate foreign currency risk. UMC buys or sells the same amount of foreign currency with hedged items through forward contracts. In principal, UMC does not carry out any forward contracts for uncertain commitments.

Commodity price risk

UMC’s exposure to commodity price risk is minimal.

Credit risk

UMC trades only with established and creditworthy third parties. It is UMC’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes UMC’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of UMC, which are comprised of cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, UMC’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although UMC trades only with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

UMC’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

(2)	Information of financial instruments

a.	Fair value of financial instruments

	As of December 31,
	2005		2006
Financial Assets	Book Value	Fair Value	Book Value	Fair Value
	NT$’000	NT$’000	NT$’000	NT$’000
Non-derivative
Cash and cash equivalents	108,626,800	108,626,800	93,853,208	93,853,208
Financial assets at fair value through profit or loss, current	2,468,968	2,438,668	8,538,007	8,538,007
Available-for-sale financial assets, current	2,414,153	2,900,084	—	—
Held-to-maturity financial assets, current	—	—	1,110,422	1,110,422
Notes receivable, accounts receivable and other receivables	16,002,798	16,002,798	15,255,852	15,255,852
Restricted deposits	555,800	555,800	—	—

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2005		2006
Financial assets at fair value through profit or loss, noncurrent	—	—	474,738	474,738
Available-for-sale financial assets, noncurrent	6,812,103	30,124,523	52,311,172	52,311,172
Held-to-maturity financial assets, noncurrent	1,116,806	1,126,018	—	—
Financial assets measured at cost, noncurrent	6,574,800	—	7,515,945	—
Long-term investments accounted for under the equity method	16,262,856	33,755,273	11,662,599	14,234,042
Prepaid long-term investments	30,000	30,000	—	—
Deposits-out	678,929	678,929	738,696	738,696

Financial Liabilities
Non-derivative
Short-term loans	6,136,336	6,136,336	342,549	342,549
Payables	19,168,491	19,168,491	24,169,179	24,169,179
Capacity deposits (current portion)	657,600	657,600	898,265	898,265
Bonds payable (current portion included)	51,942,159	52,517,633	39,451,359	40,362,245

Derivative
Interest rate swaps	95,634	730,191	626,230	626,230
Derivatives embedded in exchangeable bonds	—	—	359,037	359,037

b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:

(a)	The book value of short-term financial instruments approximates their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, other receivables, restricted deposits, short-term loans, current portion of capacity deposits, and payables.

(b)	The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets is based on the quoted market prices.

(c)	The fair value of held-to-maturity financial assets is based on the quoted market prices. If market prices are unavailable, UMC estimates the fair value based on the book value as the held-to-maturity financial assets consist principally of credit-linked deposit agreements with maturity dates less than one year, as well as bonds that can be easily liquidated in the secondary market.

(d)	The fair value of financial assets measured at cost is unable to be estimated since there is no active market in trading those unlisted investments.

(e)	The fair value of deposits-out is based on their book value since the deposit periods are principally within one year and renewed upon maturity.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(f)	The fair value of bonds payable is determined by the market price.

(g)	The fair value of derivative financial instruments is based on the amount UMC expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

c.	The fair value of UMC’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, UMC establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
Non-derivative Financial Instruments	2005.12.31	2006.12.31	2005.12.31	2006.12.31
	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets
Financial assets at fair value through profit or loss, current	2,438,668	8,538,007	—	—
Available-for-sale financial asset, current	2,900,084	—	—	—
Financial assets at fair value through profit or loss, noncurrent	—	474,738	—	—
Available-for-sale financial assets, noncurrent	30,124,523	52,311,172	—	—
Long-term investments accounted for under the equity method	33,755,273	14,234,042	—	—

Financial liabilities
Bonds payable (current portion included)	52,517,633	40,362,245	—	—

Derivative Financial Instruments
Financial liabilities
Interest rate swaps	—	—	730,191	626,230
Derivatives embedded in exchangeable bonds	—	—	—	359,037

d.	UMC recognized a gain of NT$312 million arising from the changes in fair value of financial liabilities at fair value through profit or loss for the year ended December 31, 2006.

e.	UMC’s financial liability with cash flow interest rate risk exposure as of December 31, 2006 amounted to NT$626 million.

f.	During the year ended December 31, 2005, total interest revenue and interest expense for financial assets or liabilities that are not at fair value through profit or loss were NT$1,055 million and NT$1,099 million, respectively, while interest revenue and expense for the year ended December 31, 2006 amounted to NT$1,563 million and NT$648 million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	UMC and its subsidiary, UMC JAPAN, held credit-linked deposits and repackage bonds recognized as held-to-maturity financial assets for the earning of interest income. The details are disclosed as follows:

a.	Principal amount in original currency

As of December 31, 2005

UMC

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC JAPAN European Convertible Bonds	JPY	640 million	2007.03.28
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC JAPAN

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC JAPAN European Convertible Bonds	JPY	500 million	2007.03.29

As of December 31, 2006

UMC

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC JAPAN European Convertible Bonds	JPY	640 million	2007.03.28
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC JAPAN

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC JAPAN European Convertible Bonds	JPY	500 million	2007.03.29

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, UMC and its subsidiary, UMC JAPAN, may receive less than the full amount of these investments or nothing. UMC and its subsidiary, UMC JAPAN, have selected reference entities with high credit ratings to minimize the credit risk.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will either have matured within one year, or are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

(4)	UMC and its subsidiary, UMC JAPAN, entered into interest rate swap and forward contracts for hedging the interest rate risk arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk for non-trading purpose. The relevant information on the derivative financial instruments entered into by UMC is as follows:

a.	UMC utilized interest rate swap agreements to hedge its interest rate risk on its counter-floating rate of unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of December 31, 2005 and 2006, UMC had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2008	4.0% minus USD 12-Month LIBOR	1.52%
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%

b.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

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

c.	The presentation of derivative financial instruments on financial statements

UMC

As of December 31, 2005 and 2006, the interest rate swap agreements were classified as current liabilities amounting to NT$96 million and NT$626 million, respectively.

The exchange loss arising from forward contracts was NT$415 million for the year ended December 31, 2005 and recorded in non-operating expenses in the accompanying consolidated statement of income.

UMC JAPAN

The exchange gain (loss) arising from forward contracts was JPY$25.4 million and JPY$(7.5) million and recorded in non-operating revenue (expense) in the accompanying consolidated statements of income for the years ended December 31, 2005 and 2006, respectively.

(5)	Details of subsidiaries that hold UMC’s stock are as follows:

As of December 31, 2005

Subsidiary	No. of Shares	Amount	Purpose
	(in thousands)	(NT$’000)
HSUN CHIEH INVESTMENT CO., LTD.	599,696	11,379,238	Long-term investment
FORTUNE VENTURE CAPITAL CORP.	21,847	171,857	Long-term investment

As of December 31, 2006

Subsidiary	No. of Shares	Amount	Purpose
	(in thousands)	(NT$’000)
FORTUNE VENTURE CAPITAL CORP.	22,070	446,914	Long-term investment

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

38.	SEGMENT INFORMATION

(1)	Operations in different industries

The company operates as one operating and reportable segment in semiconductor industry because the chief operating decision makers review the operating results of the entire consolidated company to make decisions about allocating resources and assessing performance for the entire company.

(2)	Operations in different geographic areas

The geographic region to which revenue is assigned is based on the location of the Company or its subsidiaries to which revenue earned from external customers is attributable.

	For the year ended December 31,
	2004		2005		2006
	Net operating Revenues	Long-lived assets	Net operating Revenues	Long-lived assets	Net operating Revenues	Long-lived assets
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Taiwan	43,369,100	140,245,500	43,245,624	112,764,083	38,310,762	95,599,934
Asia, excluding Taiwan	11,139,860	54,359,881	6,627,031	51,198,331	9,511,367	61,023,016
North America	54,856,841	14,030	43,506,307	36,892	55,616,919	33,004
Europe	19,824,939	1,790	6,937,020	5,068	8,564,771	3,891

	129,190,740	194,621,201	100,315,982	164,004,374	112,003,819	156,659,845

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

39.	US GAAP Reconciliation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the Republic of China (ROC GAAP), which differ in certain material respects from generally accepted accounting principles in the United States (US GAAP). Such differences are disclosed below.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Compensation

Remuneration to directors and supervisors

The Company’s Articles of Incorporation (AOI) requires cash remuneration to its directors and supervisors from appropriating a portion of net profit, if any. Under ROC GAAP, such payments are charged directly to retained earnings in the period when shareholders approve such payment. Under US GAAP, such cash payments are recorded as compensation expenses in the period when services are rendered.

Employee bonuses

Pursuant to the Company’s AOI, certain employees of the Company are entitled to minimum bonuses when certain objectively determinable financial criteria are met as at the year-end. For years between 2002 and 2004, such bonuses could only be settled in the form of common shares under the Company’s AOI. For years starting from 2005, the Company’s AOI was revised, and employee bonuses can be settled in the form of cash or common shares or a combination of both, subject to shareholders’ approval at the annual shareholder’s meeting in the subsequent year. Under ROC GAAP, employee bonuses are treated as an appropriation of retained earnings and recorded when the shareholders’ approval is obtained. Stock bonuses are recorded at the par value of the common shares of NT$10.00. Under US GAAP, employee bonuses are treated as compensation expense and are charged to earnings. The minimum employee bonuses are initially accrued as at the year-end based on the terms of the AOI, either at fair value of shares or cash, with adjustment in the subsequent year after shareholders’ approval. Compensation expense relating to stock bonuses is determined based on the fair market value of the Company’s common stock on the grant date.

Employee stock options

Under ROC GAAP, the Company applies the intrinsic value method to recognize the difference between the market price of the stock and the exercise price of its employee stock option as compensation expense. Under US GAAP, for periods prior to January 1, 2006, the Company elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employee stock options. We also disclosed pro forma information regarding net income and earnings per share according to SFAS No. 123, “Accounting for Share-Based Compensation” (SFAS 123). The pro forma net income is determined as if the fair values of the employee stock options were recognized as compensation expense for the period. Effective January 1, 2006, the Company adopted the modified prospective transition method provided by SFAS No. 123(R), “Share-Based Payment” (SFAS 123(R)) to account for its employee stock options. Pursuant to the modified prospective transition method of adoption for SFAS 123(R), options granted prior to its adoption that are not vested by the adoption date will be expensed over the remaining portion of the vesting period, based on

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the grant date fair value estimated in accordance with the original provisions of SFAS 123. For options granted on or after January 1, 2006, the Company amortized share-based compensation expense over the vesting period based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Pursuant to SFAS 123(R), the fair value of the liability awards was remeasured at the reporting date and compensation cost was charged accordingly. Compensation expense is recognized on a graded-vesting basis over the requisite service period of the options.

The Company uses Black-Scholes option-pricing model in estimating the fair value of stock options. The main inputs and assumptions used in the model include the grant date stock price and exercise price of the option, volatility of the Company’s stock, the expected option term, the risk-free rate and the Company’s dividend yield. The Company applied the historical realized volatility, which calculates volatility based on the historical stock price volatility over the historical time period equal to the expected term of the employee stock option, in estimating expected volatility. The Company adopted the shortcut approach stated in Staff Accounting Bulletin (SAB) 107, in estimating the expected term for the employee stock option. The expected term would be presumed to be the mid-point between the vesting period and the contractual term. The estimates of option fair value are not expected to foresee future events or the values realized by employees who receive stock option at the end of plans. In addition, later events are not indicative of the rationality of the initial estimates of option fair value used by the Company.

Pursuant to SFAS 123(R), the Company adjusts share-based compensation on an annual basis for changes in expected equity award forfeitures based on the examination of latest employee stock option forfeiture activity. The effect of adjusting the forfeiture rate used for expense amortization after January 1, 2006 is recognized in the corresponding period that the expected forfeiture rate is changed.

Employee stock option - Equity

On September 11, 2002, October 8, 2003, September 30, 2004 and December 22, 2005, the Company was authorized to issue employee stock options. The total number of options approved under these four authorizations was 1.65 billion units, with each unit entitling the optionee to subscribe 1 share of the Company’s common stock. The Company may issue new shares upon the exercise of the employee stock options. The contractual life of the option plans is 6 years: employees may exercise up to 50% of the options after 2 years, up to 75% after 3 years and up to 100% after 4 years. The total number of option units outstanding as of December 31, 2006, was 914 million units and exercise prices ranged from NT$15.7 to NT$24.7. As of December 31, 2006, the weighted-average remaining contractual life of outstanding options and exercisable options was 2.7 years and 1.9 years, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Black-Scholes option-pricing model assumptions for the years ended December 31, 2004, 2005 and 2006, respectively: expected dividend yields of 11.40%, 1.63% ~ 1.64% and 1.37% ~ 1.38%; volatility factors of the expected market price of UMC’s common stock of 0.48 ~ 0.49, 0.40 ~ 0.43 and 0.36 ~ 0.41; risk-free interest rate of 2.70% ~ 2.85%, 1.85% ~ 2.24% and 1.88% ~ 2.28%; and expected life of the option of 4 ~ 5 years for all years.

A summary of employee stock option activity as of December 31, 2006, and changes during the year then ended is presented below:

	For the year ended December 31, 2006
	Number of Options	Weighted-Average Exercise Price
	(in thousands)	NT$	US$
Outstanding at January 1, 2006	975,320	17.3	0.5
Granted	109,488	18.4	0.6
Exercised	(109,093)	15.7	0.5
Forfeited	(61,757)	18.8	0.6
Expired	—	—	—

Outstanding at December 31, 2006	913,958	17.5	0.5

Exercisable at December 31, 2006	650,268	16.6	0.5

Nonvested Options	Options	Weighted Average Grant-Date Fair Value
	(in thousands)	(NT$)
Nonvested at January 1, 2006	446,948	3.3
Granted	109,488	5.7
Vested	(242,294)	1.7
Forfeited	(50,452)	4.8

Nonvested at December 31, 2006	263,690	5.5

The total intrinsic value of the options exercised during the year ended December 31, 2006, was NT$365 million, and the total fair value of options vested during the year ended December 31, 2006 was NT$419 million. The aggregate intrinsic value of exercisable options and outstanding options at December 31, 2006, was NT$2,573 million and NT$2,882 million, respectively. As of December 31, 2006, unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the employee stock option plan totaled NT$687 million. The weighted-average period of expense expected to be recognized is 2.5 years.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Employee stock option – Liability

On August 16, 2005, January 4, 2006, May 22, 2006 and August 24, 2006, the Company issued Employee Stock Options with a total number of 7.6 million, 2.5 million, 4.0 million and 1.7 million units, respectively. Each unit entitles an optionee to subscribe 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through disbursement of cash by the Company. The exercise price of options was set at the closing price of the Company’s common stock on the date of grant. The contractual life of the options is 6 year: employees may exercise up to 50% of the options after 2 years, up to 75% after 3 years and up to 100% after 4 years. The total number of option units outstanding as of December 31, 2006, was 13 million units and exercise prices ranged from NT$17.7 to NT$21.6.

The Black-Scholes option-pricing model assumptions for the years ended December 31, 2005 and 2006, respectively: expected dividend yields of 1.64% and 1.38%; volatility factors of the expected market price of UMC’s common stock of 0.41 ~ 0.43 and 0.30 ~ 0.36; risk-free interest rate of 1.85% and 2.01%; and expected life of the option of 4 ~5 years and 2.63 ~ 4.65 years. As of December 31, 2006, the weighted-average remaining contractual life of outstanding options was 5 years.

A summary of employee stock option activity as of December 31, 2006, and changes during the year then ended is presented below:

	For the year ended December 31, 2006
	Number of Options	Weighted-Average Exercise Price
	(In thousands)	NT$	US$
Outstanding at January 1, 2006	7,600	21.6	0.7
Granted	8,160	18.5	0.6
Exercised	—	—	—
Forfeited	(2,400)	21.2	0.7
Expired	—	—	—

Outstanding at December 31, 2006	13,360	19.8	0.6

Exercisable at December 31, 2006	—	—	—

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The aggregate intrinsic value of outstanding options at December 31, 2006 was NT$13 million. As of December 31, 2006, unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the employee stock option plan totaled NT$29 million. The weighted-average period of the expense expected to be recognized is 3 years. No options vested during the year ended December 31, 2006.

The following table summarizes the effects of employee stock option resulting from the application of SFAS 123(R):

	For the year ended December 31, 2006
(in thousands, except per share amounts)	(NT$)	(US$)
Operating costs	406,036	12,459
Selling expenses	11,967	367
Administrative expenses	48,387	1,485
R&D expenses	73,032	2,241

Net share-based compensation effects in income	539,422	16,552

Net share-based compensation effects on basic earnings per share	(0.03)	(0.001)

Net share-based compensation effects on diluted earnings per share	(0.03)	(0.001)

Net share-based compensation effects on inventory capitalization	42,735	1,311

SFAS 123(R) requires certain pro forma disclosures for periods prior to 2006, as if the Company had applied the fair value recognition provisions of SFAS 123 to employee stock options granted. These pro forma disclosures are as follows (in thousands except for earnings per share information):

	For the year ended December 31,
	2004	2005
	NT$’000	NT$’000
Net loss, as reported under US GAAP	(14,236,841)	(15,669,392)
Add: Share-based employee compensation expense included in reported net income, net of related tax effects	(89,753)	26,072
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(535,494)	(325,014)

Pro forma net loss	(14,862,088)	(15,968,334)

Basic loss per share (in dollars):
- as reported	(0.76)	(0.83)

- pro forma	(0.79)	(0.85)

Diluted loss per shares (in dollars)
- as reported	(0.76)	(0.83)

- pro forma	(0.79)	(0.85)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables reflect the above noted differences between US GAAP and ROC GAAP:

	For the year ended December 31,
	2004	2005	2006
	NT$’000	NT$’000	NT$’000
Net income impact of compensation adjustments:
Remuneration to directors and supervisors	(28,659)	(4,671)	(15,494)
Employee stock options	—	—	(571,940)
Employees’ bonuses
Accrual	(2,527,721)	(756,007)	(774,706)
Adjustment to fair market value	(1,235,278)	(1,560,280)	(823,618)

Total employees’ bonuses	(3,762,999)	(2,316,287)	(1,598,324)
Allocation to inventories, net of prior period allocations to inventories which are sold in current period	40,607	(120,045)	79,715

Total US GAAP adjustment to net income relating to compensation	(3,751,051)	(2,441,003)	(2,106,043)

	As of December 31,
	2005	2006
	NT$’000	NT$’000
Stockholders’ equity impact of compensation adjustments:
Remuneration to directors and supervisors	(6,324)	(15,494)
Employee stock options	—	42,735
Employees’ bonuses	62,336	(712,015)

Total US GAAP adjustment to stockholders’ equity relating to compensation	56,012	(684,774)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Equity Investees - Net income variance between US GAAP and ROC GAAP

The Company’s proportionate share of the income (loss) from an equity investee under ROC GAAP may differ from US GAAP if the equity investee’s net income (loss) is different under the two GAAPs. Those differences for the equity investees include accounting for compensation and investment in marketable securities.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	Investments in Debt and Equity Securities

Prior to 2006, marketable securities were classified as either short-term or long-term investments and carried at the lower of aggregate cost or market value under ROC GAAP. The determination of whether an investment is short-term or long-term was based on the Company’s ability and intention to hold those securities, whether the securities have quoted market prices and whether the securities were actively bought and sold by the Company. All unrealized losses for short-term investments were recognized in the consolidated statement of income. Unrealized gains were recognized in the consolidated statement of income to the extent they represented recoveries of previously recorded losses. Unrealized gains in excess of original cost were not recognized until realized. For long-term investments, a decline in market value below cost was charged to consolidated statement of stockholders’ equity unless this decline was not expected to be recovered in the future in which case, the decline was charged as a loss to the consolidated statement of income. Unrealized appreciation in market value above original cost was not recognized until realized. As discussed in Note 2 and Note 3, the adopted ROC SFAS 34 on January 1, 2006 requires the Company to classify financial instruments that do not qualify for equity accounting as either financial assets at fair value through profit or loss, held-to-maturity financial assets, financial assets measured at cost, or available-for-sale financial assets. These classifications follow closely the investment classifications of US GAAP.

Under US GAAP, according to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115), equity securities, over which the Company does not exercise significant influence or control, and debt securities with readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Unrealized losses deemed to be other than temporary are charged to earnings.

(a)	Change in fair value of investments

Prior to 2006, the Company’s investments in marketable securities for trading purposes were classified as short-term investments under ROC GAAP while classified as trading securities under US GAAP. Upon the Company’s adoption of ROC SFAS 34 in 2006, these investments were classified as trading securities under both GAAPs and no reconciliation was made. Unrealized gains (losses) for the years ended December 31, 2004, 2005 and 2006 on trading securities held at each of the respective balance sheet dates were NT$(375) million, NT$246 million and NT$326 million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prior to 2006, the Company held equity securities, over which the Company did not have the ability to exercise significant influence or control, that were classified as long-term investments under ROC GAAP; whereas under US GAAP, such equity securities were classified as available-for-sale securities. Upon the Company’s adoption of ROC SFAS 34 in 2006, these investments were classified as available-for-sale securities under both GAAPs. Information on sales of available-for-sale equity securities for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Proceeds from sales	Gross realized gains	Gross realized losses
	NT$’000	NT$’000	NT$’000
For the year ended December 31, 2004	17,663,280	11,972,460	15,431
For the year ended December 31, 2005	9,583,984	7,753,883	26,876
For the year ended December 31, 2006	19,027,266	14,883,772	141,136

Information on available-for-sale equity securities still held at each balance sheet date is as follows:

	Fair Value	Total unrealized gains	Total unrealized losses	Net unrealized gains
	NT$’000	NT$’000	NT$’000	NT$’000
As of December 31, 2004	27,432,594	19,490,852	25,926	19,464,926
As of December 31, 2005	54,966,374	41,830,598	93,638	41,736,960
As of December 31, 2006	52,311,172	32,620,220	—	32,620,220

For the years ended December 31, 2004, 2005 and 2006, NT$10,791 million, NT$6,176 million and NT$14,077 million, respectively, were reclassified from other comprehensive income to the consolidated statement of income upon the disposal or impairment of available-for-sale securities. The Company did not have any available-for-sale securities with continuous unrealized loss position longer than 12 months, and did not transfer any available-for-sale securities to trading securities for the years ended December 31, 2004, 2005 and 2006.

(b)	Impairment of investments in securities

Under ROC GAAP, for long-term investments over which the Company does not have the ability to exercise significant influence or control, unrealized losses would be reported on the consolidated statement of income if evidence indicates that the value of an investment has been impaired and is unlikely to recover in the future. Nevertheless, ROC GAAP does not provide additional definition or guidance on how to assess the likelihood of

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

future recovery. Under US GAAP, for individual securities classified as either available-for-sale or held-to-maturity, the Company determines whether a decline in fair value below cost is other than temporary pursuant to guidance provided by SFAS 115 and EITF 03-1. In general, a decline in market value below cost for a continuous period of six months is considered to represent an other-than-temporary decline unless there is persuasive evidence to the contrary. When determining the impairment or other-than-temporary decline, the Company considers, among other factors, all available information concerning the future prospects of investments including the investees’ financial statements, analyst reports and industry specific publications, and observes whether there are significant adverse changes in the general market condition where the investees operate, significant deteriorations in their earnings performance, and any significant going concerns issues. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value with a charge against earnings. Accordingly, reconciliation adjustments were recorded to increase (decrease) net income by NT$(3,050) million, nil and NT$779 million for the years ended December 31, 2004, 2005 and 2006, respectively.

(c)	Difference in application of equity accounting

Under ROC GAAP, an investor company that has an ownership interest of at least 20 percent of an investee is generally required to account for the investee under the equity method. However, when there is evidence indicating that the investor company does not have significant influence over the equity investee, despite an ownership interest of 20 percent or more, the investor company should not account for the equity investee under the equity method. Similarly, when there is evidence indicating that the investor company has significant influence over the equity investee’s operating and financial policies, despite an ownership interest of less than 20 percent, the investor company should account for the equity investee under the equity method. If the investor company’s ownership percentage of an investee’s outstanding common stock is the highest among shareholders, the investor company is considered to have significant influence over the investee and equity accounting is applied, despite an ownership interest of less than 20 percent. Under US GAAP, the investor company is required to use the equity method to account for an investment in common stock when the investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee. An investment (direct or indirect) of 20 percent or more of the voting stock of an investee leads to a presumption that in the absence of evidence to the contrary, an investor has the ability to exercise significant influence over an investee. The fact that an investor company’s ownership percentage of an investee’s outstanding common stock is the highest among shareholders by itself does not qualify for a relationship of significant influence and hence equity accounting is not applied

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

unless the investor holds more than 20 percent of the voting rights. Thus, the difference between US GAAP and ROC GAAP in this respect would result in a increase in investment income (loss) accounted for under the equity method of NT$861 million, NT$(91) million and NT$629 million and an increase in unrealized gain (loss) on available-for-sale securities of NT$148 million, NT$13,860 million and NT$(3,142) million, for the years ended December 31, 2004, 2005 and 2006 respectively.

(d)	Adjustments due to change in ownership of investees

When the convertible bonds issued by the Company’s subsidiary or equity investee are required by bondholders other than the Company to be converted into the issuer’s common shares, or the Company converts its investment in convertible bonds, issued by its equity investee, into the investee’s common shares, the Company’s ownership interest in such subsidiary or equity investee may change. Under ROC GAAP, the change in the Company’s proportionate share in the net assets of its investee resulting from the issuance of additional shares of the investee’s stock, at the rate not proportionate to its existing equity ownership in such investee, is recorded to the additional paid-in capital and long-term investments account.

Under US GAAP, a dilution of ownership interest is recognized as a gain or loss in the consolidated statement of income upon conversion, as long as the value of the proceeds can be objectively determined and the realization of the gain is reasonably assured at the time of conversion. On the other hand, the increase in ownership interest is treated as a purchase of additional shares and the difference between the total cost of the investment and the proportionate share of the fair value of net assets is allocated to goodwill.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	Convertible and Exchangeable Bond Liabilities

Convertible Bonds

Under ROC GAAP, when a convertible bond is issued, the entire instrument is recorded as a liability at an amount equal to the proceeds received. Any discount or premium to the par value of the convertible bond is amortized to the consolidated statement of income by using the effective interest rate method. If the convertible bond contains a redemption premium above its par value amount, the excess is accrued, using the effective interest rate method, over the period to redemption as a charge to interest expense. Upon conversion, the carrying value of the bond is credited to common stock at its par value and the difference between the carrying value of the bond and the par value of stock is recorded as additional paid-in capital. No gain or loss is recognized. Effective January 1, 2006, ROC SFAS 34 and ROC SFAS 36 require the derivatives embedded in convertible bonds, if not clearly and closely related to the host contract, to be bifurcated and accounted for as financial liabilities at fair value through profit or loss (liability instrument) or components of shareholders’ equity (equity instrument).

Under US GAAP, in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), the conversion feature embedded in a bond does not have to be separately accounted for as a derivative at fair value, if the feature is indexed only to the issuer’s own stock and would otherwise be classified as stockholders’ equity in the issuer’s statement of financial position.

The Company issued a zero coupon convertible bond on December 12, 2001, totaling US$302.4 million. This U.S. dollar denominated convertible bond permits the bondholder to convert into either the Company’s common stocks, which are traded on the Taiwan Stock Exchange (denominated in New Taiwan Dollars) or into the Company’s ADS securities, which are traded on the New York Stock Exchange (denominated in U.S. Dollars). The conversion terms contain a fixed foreign exchange feature, which determines the rate at which the bond will be converted into New Taiwan Dollar stock. As a result, the combination of the conversion feature and the fixed foreign exchange feature results in a compound embedded derivative instrument which meets the definition of a derivative instrument under SFAS 133 and hence requires the compound embedded derivative to be fair valued. In addition to the compound derivative, the convertible bonds also contain a call feature, which gives the Company the right to redeem the bonds at the early redemption price under certain conditions before maturity. The conversion option with a fixed exchange feature and the call option are accounted for at fair value at each reporting date with any change in fair value reported on the consolidated statement of income. The difference between the bond face value and the amount attributed to the embedded derivative is amortized to interest

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expense over the term to maturity of the bond instrument. The Company recognized interest expense arising from the amortization of bond discount of NT$29 million for the year ended December 31, 2004. The convertible bond was fully repaid during 2004.

Exchangeable Bonds

Exchangeable bonds are similar to convertible bonds except that the former permit the holders to exchange the bonds into shares of a third party entity while the latter permit the holders to convert the bonds into shares of the bond issuer.

Under ROC GAAP, when an exchangeable bond is issued, the entire instrument is recorded as a liability at an amount equal to the proceeds received and any discount or premium to the par value is amortized to the consolidated statement of income by using the effective interest rate method. If an exchangeable bond is exchanged into the underlying securities, a gain or loss is recognized in the consolidated statement of income for the difference, if any, between the carrying value of the bond and the carrying value of the securities exchanged. Effective January 1, 2006, the new accounting standards ROC SFAS 34 and ROC SFAS 36 require derivatives embedded in exchangeable bonds, if not clearly and closely related to the host contract, to be bifurcated and accounted as financial liabilities at fair value through profit or loss.

Under US GAAP, pursuant to SFAS 133, the exchange feature which is indexed to the security of a third party entity qualifies as a derivative instrument and is required to be accounted for at fair value with changes in fair value reported on the consolidated statement of income.

The Company had two U.S. dollar-denominated exchangeable bonds issued in May 2002 and July 2003, totaling US$235 million and US$205.8 million, respectively. The underlying securities into which they can be exchanged are the third party entity’s common stocks traded on the Taiwan Stock Exchange (denominated in New Taiwan Dollars) or its ADS securities traded on the New York Stock Exchange (denominated in U.S. Dollars). The exchangeable bonds contain a fixed foreign exchange feature, which determines the rate at which the bonds will be exchanged into common stock. Also, the terms of the bonds permit the Company to redeem the bonds at the early redemption price if certain conditions are met. The exchangeable bonds contain a compound derivative instrument, which comprises of the exchange option with a fixed foreign exchange feature and a call option and is recognized at fair value with any changes in fair value recorded to the consolidated statement of income. The difference between the bond face value and the amount attributed to the embedded derivative is amortized to interest expenses over the term of the bond instrument. As of December 31, 2005 and 2006, the fair value of the compound derivative instrument was NT$734 million and NT$359 million, resulting in a gain (loss)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of NT$520 million, NT$(946) million and NT$359 million being recognized for the years ended December 31, 2004, 2005 and 2006, respectively. The Company also recognized interest expense arising from the amortization of bond discount of NT$59 million, NT$27 million and NT$45 million for the years ended December 31, 2004, 2005 and 2006, respectively. On the adoption of ROC SFAS 34 and ROC SFAS 36 on January 1, 2006, bifurcation requirements under both GAAPs for the embedded derivative, which is not clearly and closely related to its host contract, came to be consistent. Therefore, the cumulative effect of changes in accounting principles for exchangeable bond, totaling NT$691 million for the year ended December 31, 2006, recognized under ROC GAAP was reversed under US GAAP. The Company does not anticipate further reconciliation for these two exchangeable bonds.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5)	Goodwill

Under ROC GAAP, the fair value of the net assets received is deemed to be the value of the consideration for the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits in January 2000. The acquisition cost of the merger with SiSMC was determined using the market price of the shares exchanged by the Company. Under US GAAP, EITF No. 99-12 requires that the securities exchanged be valued based on the market prices a few days before and after the date when the terms of the acquisition are agreed to and announced. The acquisition was accounted for using the purchase method of accounting and the purchase price was determined using the market value of the shares exchanged. The difference between the fair value of the shares exchanged and the fair value of the net assets acquired created goodwill. Therefore, the goodwill amount under US GAAP as of December 31, 2005 and 2006 was NT$126,829 million and NT$126,822 million, respectively.

For 2005 and prior years, pursuant to ROC SFAS No. 25 “Business Combinations – Accounting Treatment under Purchase Method” (ROC SFAS 25) and the “Business Mergers And Acquisitions Act,” goodwill was amortized by using the straight-line method over a period of 15 years. Effective January 1, 2006, goodwill ceased to be amortized due to an amendment to ROC SFAS 25 on December 22, 2005. Furthermore, in accordance with the adoption of ROC SFAS 35, announced in July 2004, goodwill is subject to annual impairment tests beginning January 1, 2005, or whenever events and circumstances change indicating goodwill may be impaired. Our assessment of impairment includes identifying the goodwill-allocated cash generating unit (CGU), determining the recoverable amount of CGU by using a discounted cash flow analysis, and ultimately comparing the recoverable amount with the carrying amount of CGU including goodwill. If the CGU’s carrying amount is greater than its recoverable amount, an impairment loss is recognized. The impairment of goodwill cannot be reversed.

Under US GAAP, upon the adoption of SFAS No. 141, “Business Combinations” (SFAS 141), and SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), on January 1, 2002, goodwill ceased to be amortized and is subject to an annual impairment test or more frequently when events and circumstances indicate a possible impairment may exist. The Company has determined that it has one reporting unit whose fair value is best determined by its quoted market prices on the New York Stock Exchange (for its ADS securities) and on the Taiwan Stock Exchange (for its common stock). The fair value of the reporting unit is allocated to individual assets and liabilities to derive the fair value of the goodwill assigned to the reporting unit. If the carrying value of the goodwill is greater than its derived fair value, it is written down to its fair value with an impairment loss reported on the consolidated statement of income. Impairment of goodwill cannot be subsequently reversed.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the past, the quoted market prices on these stock exchanges have been volatile, which we believe is reflective of the cyclical nature of our business and industry. Our stock price gradually and continually declined commencing in the second quarter of 2004 and became stable towards the end of 2005. The derived fair value of goodwill, which is determined using our quoted stock prices as of December 31, 2004 and 2005, were below its carrying values. As such, the Company recognized goodwill impairment charge of NT$39,795 million and NT$20,660 million for the years ended December 31, 2004 and 2005, respectively. During 2006, we completed annual reviews and concluded that goodwill was not impaired. We believe the primary factor is the improvement of our profitability in 2006, which resulted in higher stock price in 2006 than in 2005. Therefore, no impairment was recognized during 2006.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6)	Earnings per Share

Under ROC GAAP, basic earnings per share are calculated by dividing net income attributable to common stockholders by the weighted average number of shares outstanding during the year. The shares issued for employees’ bonus are treated as outstanding at the beginning of each period. Diluted earnings per share are calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income was also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted average shares outstanding are adjusted retroactively for stock dividends issued, capitalization of additional paid-in capital and employees’ bonus, as described under (1) Compensation above. Anti-dilutive effects are not included in the dilutive EPS calculation.

Under US GAAP, basic earnings per share are calculated by dividing net income attributable to common stockholders by the weighted average number of shares outstanding during the year. The shares issued for employees’ bonus are included in the computation of basic earnings per share from the grant date. Diluted earnings per share are calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income attributable to common stockholders would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted EPS by application of treasury stock method. The “assumed proceeds” include the exercise price of the options, any tax benefits that will be credited on exercise to additional paid-in capital, and the average measured but unrecognized compensation expense during the period. Accordingly, the Company reversed the dilutive adjustment under ROC GAAP and calculated the dilutive effect of outstanding employee options by applying treasury stock method under US GAAP.

The reconciliation of the numerators and denominators used in computing the basic and diluted earnings per share under US GAAP are as below:

	For the Year Ended 2006
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In dollar NT$
Net Income	21,796,730
Basic EPS

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the Year Ended 2006
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In dollar NT$
Income available to common stockholders	21,796,730	17,814,908	1.22

Effect of Dilutive Securities
Employee stock options		100,976
Employee bonus		10,048
Convertible bond	30,580	516,383

Diluted EPS
Income attributable to common stockholders including assumed conversions	21,827,310	18,442,315	1.18

As of December 31, 2006, there were 312.648 million issued and outstanding stock options, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

	For the Year Ended 2005
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In dollar NT$
Net loss	(15,669,392)	—	—

Basic EPS and diluted EPS
Loss attributable to common stockholders	(15,669,392)	18,783,544	(0.83)

As of December 31, 2005, there were 975.320 million issued and outstanding stock options, and zero coupon convertible bonds with a principal amount of US$381.4 million, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

	For the Year Ended 2004
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
	In thousands	In thousands	In dollar NT$
Net Loss	(14,236,841)	—	—

Basic EPS and diluted EPS
Loss attributable to common stockholders	(14,236,841)	18,729,627	(0.76)

As of December 31, 2004, there were 973.858 million issued and outstanding stock options, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7)	Treasury Stock and related Disposal

Some of the Company’s subsidiaries and investees also hold the Company’s stocks as investments. Under ROC GAAP, reciprocal shareholdings held by subsidiaries, but not equity investees, are recorded as treasury stocks on the Company’s books. Under US GAAP, however, reciprocal shareholdings, whether being held by subsidiaries or equity investees, are recorded as treasury stocks on the Company’s books. Therefore, as of December 31, 2006, the Company recognized treasury stocks of NT$3,001 million for reciprocal shareholdings held by equity-method investees.

During 2006, the Company disposed part of its investment in Hsun Chieh Investment Co., Ltd. (Hsun Chieh), one of the Company’s consolidated entities in 2005. After the disposal, the Company’s ownership percentage decreased to 36.49 percent. Therefore, the Company lost its control over Hsun Chieh and has accounted for the investment in Hsun Chieh under the equity method. Under ROC GAAP, since the Company no longer possesses controlling power over Hsun Chieh, the Company recognized gain from disposal of investments in Hsun Chieh of NT$13,152 million. Under US GAAP, however, since Hsun Chieh holds the Company’s stocks as investments, the disposal gain related to the reciprocal shareholdings was recognized as additional paid-in capital. Accordingly, the Company recognized disposal gain of NT$2,201 million and additional paid-in capital of NT$1,688 million under US GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8)	Principles of Consolidation

The FASB released Interpretation No. 46R, “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin (ARB) No. 51” (FIN 46R) in December 2003, which requires that primary beneficiaries of Variable Interest Entities (VIE) consolidate the VIE. Upon adoption of FIN 46R, the Company performed its analysis and did not identify any variable interest entity, as defined by FIN 46R, having significant effect on the consolidated financial statements. Therefore, the Company’s basis for consolidation rests mainly on traditional voting interest model. According to ARB 51, the Company needs to consolidate an entity if the Company’s holding percentage, direct or indirect, of the entity’s outstanding voting interests is over fifty percent. The Company has been following the consolidation requirements prescribed in ARB 51 under US GAAP. Under ROC GAAP, however, the Company adopted the revised ROC SFAS 7, effective January 1, 2005. ROC SFAS 7 eliminates the specific exclusion rules for certain subsidiaries and essentially requires subsidiaries to be consolidated when the Company, directly or indirectly, has controlling interests. See Note “2. Summary of Significant Accounting Policies.”

ROC SFAS 7 requires a company to consolidate all investees that a company has a controlling interest in. Such control can be established by the company’s majority representation in the board of directors even if a company does not have a controlling interest through direct or indirect ownership of a majority voting interest. SiS was UMC’s consolidated entity due to the reason that UMC has control over more than half members of the board of directors of SiS until June 27, 2005, the day UMC no longer possessed control over the subsidiary because the Company no longer possessed majority of the board seats and ceased to consolidate the gains and losses of the subsidiary and its investees in preparing the consolidated financial statements. Under US GAAP, a company is required to consolidate all investees in which a company has a controlling interest through direct or indirect ownership of a majority voting interest. Therefore, SiS has never been a consolidated entity of the Company because the Company has less than 50 percent of the voting interest. Moreover, XGI, one of SiS’s equity-method investees, was also a consolidated entity of the Company under ROC GAAP after considering the Company’s and SiS’s shareholdings. Under US GAAP, however, since SiS has never been the Company’s consolidated subsidiary, XGI should have never been the Company’s consolidated subsidiary, either, because the Company’s total shareholdings, direct or indirect, was less than 50 percent. Therefore, US GAAP reconciliation is needed to reverse the gains and losses of SiS and XGI and their investees which were recorded in the consolidated financial statements under ROC GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9)	Stock Dividends

Under ROC GAAP, the stock dividends are recorded at par value and charged to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of the same kind of outstanding shares, the fair value of the shares issued should be charged to retained earnings. The cumulative effect of reconciling stock dividends decreased retained earnings and increased additional paid-in capital for the years ended December 31, 2005 and 2006 by approximately NT$290,149 million and NT$290,743 million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(10)	Derivatives

Interest rate swap

To eliminate the variability of cash flows in the interest payments of its NT$15 billion variable-rate domestic bonds issued in May to June 2003, UMC entered into interest rate swap agreements with notional amounts of NT$15 billion that effectively convert the floating-rate domestic bonds to a fixed-rate basis over the term of the bonds. For 2005 and prior years, pursuant to ROC GAAP, the periodic cash settlement under the interest rate swap was accrued in the consolidated statement of income as an adjustment to interest expense. The net receivable or payable under the interest rate swap was included as other financial assets or liabilities. Changes in fair value of the interest rate swap were not required to be accounted for as of the balance sheet date. Upon the adoption of ROC SFAS 34 on January 1, 2006, the derivative instruments are required to be accounted for at fair value and recorded as financial assets or liabilities at fair value through profit or loss. The change in fair value of the derivative instrument is charged to earnings or a component of shareholders’ equity depending on whether it is designated and qualified for hedge accounting.

Under US GAAP, SFAS 133 requires the recognition of all derivative instruments as either assets or liabilities at fair value. Change in the fair value of a derivative instrument is recorded to the consolidated statement of income unless hedge accounting applies. As of December 31, 2005 and 2006, the Company did not adopt hedge accounting for its interest rate swap agreements for either ROC GAAP or US GAAP. Therefore, no reconciliation is required after the adoption of ROC SFAS 34.

Credit-linked deposits and repackage bonds

At December 31, 2005 and 2006, the Company held assets in the form of credit-linked deposits. The Company placed deposits in major financial institutions and these deposits are credit-linked to debt securities (reference securities) issued by other entities (reference entities). The ultimate repayment of the deposit is dependent on the occurrence of credit event, such as bankruptcy or default by the reference entities. The Company can receive deposit interests periodically under a rate of the sum of benchmark rate and credit spread. If a credit event occurs, the Company may suffer a loss on its credit-linked deposits because the financial institutions can terminate the interest payment and settle the Company’s credit-linked deposits with cash received from the sale of the reference securities, if any, or by transferring the reference securities to the Company.

For 2005 and prior years, under ROC GAAP, these investments were accounted for as monetary deposits and classified as current or non-current other financial assets on the consolidated balance sheet based on their terms to maturity. The

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

deposits were valued at cost and interest receivable was accrued based on the stated rate of the deposits. Pursuant to the new adoption of ROC SFAS 34, effective from January 1, 2006, the credit-linked deposits shall be accounted for as a hybrid instrument with an embedded derivative that is not clearly and closely related to the host deposits, which came to be consistent with US GAAP. Thus the embedded derivative shall be bifurcated from the underlying assets and measured at fair value as financial asset or liability at fair value through profit or loss at each reporting date with any change in fair value recorded to the consolidated statement of income. The host contract of deposit shall be accounted for as held-to-maturity investment at amortized cost pursuant to ROC SFAS 34.

Under US GAAP, these credit-linked deposits, which are linked to the credit worthiness of the reference securities, contain an embedded derivative that is not clearly and closely related to the interest-bearing deposit. Therefore, the embedded derivative is bifurcated pursuant to SFAS 133 from the underlying deposit and measured at fair value at each reporting date with any change in fair value recorded to the consolidated statement of income. At inception, the derivative instrument was fair valued based on the present value of the additional interest amount earned using the risk-free interest rate plus a risk premium. An offsetting asset is recognized in other financial assets to represent the additional interest payments that will be earned by the Company over the term of the credit-linked deposit. The underlying deposits have been accounted for as held-to-maturity investments at amortized cost pursuant to SFAS 115. The derivatives are revalued to determine the impact on the consolidated statement of income based on the assessment of the credit-worthiness of the reference entities and the time value of the instrument.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11)	Reclassification of Time Deposits

Under ROC GAAP, cash and cash equivalents include time deposits. Under US GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less. Thus, time deposits with original maturities of more than three months are classified as cash equivalents under ROC GAAP but should be included in marketable securities under US GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12)	Pension

Both ROC SFAS 18 and US SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87) require a minimum pension liability to be measured as the excess of accumulated benefit obligation over the fair value of the plan assets, and allow the unrecognized items, including prior service costs and credits, gains or losses, and transition obligations or assets, to be reported in disclosure shown as a plan’s funded status.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158), which amends SFAS 87, SFAS 88, SFAS 106 and SFAS 132R, and required an employer to recognize an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. SFAS 158 does not change the components of net periodic benefit cost; however, it replaces SFAS 87’s requirement to report a minimum pension liability and requires those previously unrecognized items to be recorded as liabilities, net of applicable tax effects, with the offset to accumulated other comprehensive income (AOCI).

The incremental effect on the consolidated statement of financial position on adopting SFAS 158 is illustrated as follows:

	As of December 31, 2006
	Before application of FAS 158	Adjustments	After application of FAS 158
	NT$’000	NT$’000	NT$’000
Accrued pension liabilities	3,115,420	153,081	3,268,501
Deferred income taxes liabilities	52,647	3,489	56,136
Total liabilities	71,069,611	156,570	71,226,181
Accumulated Other Comprehensive Income	33,212,694	(158,757)	33,053,937
Total stockholders’ equity	324,320,772	(158,757)	324,162,015

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amounts related to pensions recognized in AOCI, net of tax, are shown as below:

	For the year ended 2006
	Net loss	Prior service cost	Transition obligation
	NT$’000	NT$’000	NT$’000
The amounts initially recognized in AOCI on adopting SFAS 158	(43,194)	—	(143,358)
The amounts removed from AOCI to net periodic benefit cost	(564)	—	28,359

The amounts recognized in AOCI as of December 31, 2006	(43,758)	—	(114,999)

The amounts expected to be recognized as components of net periodic benefit cost during 2007	(561)	—	28,360

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(13)	Tax Effect of US GAAP Adjustments

Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C. Under ROC GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained. Under US GAAP, 10% income tax impact is provided in the period the income is earned, and any reduction in the liability will be recognized when the income is distributed upon the shareholders’ approval in the subsequent year. Under US GAAP, the valuation allowance for deferred tax assets was NT$10,944 million and NT$ 9,386 million as of December 31, 2005 and 2006, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Consolidated Net Income

	For the year ended December 31,
	2004	2005	2006
	NT$’000	NT$’000	NT$’000	US$’000
Net income, ROC GAAP	31,843,381	7,026,692	32,619,313	1,000,899
Compensation	(3,751,051)	(2,441,003)	(2,106,043)	(64,622)
Equity investees	(792,012)	690,357	(204,516)	(6,275)
Investments in debt and equity securities
Change in fair value of investments in securities	(483,461)	288,388	(137,196)	(4,210)
Impairment of investments in securities	(3,050,065)	—	779,368	23,914
Difference in application of equity accounting	861,303	(91,139)	628,724	19,292
Adjustments due to change in ownership of investees	(37,966)	(27,990)	(86,192)	(2,645)
Convertible / exchangeable bond liabilities	(87,634)	(39,287)	199,389	6,118
Derivative instruments	520,220	(1,611,969)	1,126,322	34,560
Goodwill amortization and impairment loss	(39,753,151)	(19,332,968)	—	—
Treasury stock and related disposal	—	101,955	(10,842,272)	(332,686)
Income tax effect	493,595	(232,428)	(180,167)	(5,528)

Net income (loss), US GAAP	(14,236,841)	(15,669,392)	21,796,730	668,817

Basic earnings (loss) per share under US GAAP (in dollars)	(0.76)	(0.83)	1.22	0.04

Diluted earnings (loss) per share under US GAAP (in dollars)	(0.76)	(0.83)	1.18	0.04

Weighted-average number of shares outstanding-basic (in thousands)	18,729,627	18,783,544	17,814,908	17,814,908

Weighted-average number of shares outstanding-diluted (in thousands)	18,729,627	18,783,544	18,442,315	18,442,315

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of comprehensive income under US GAAP are as follows:

		Other Comprehensive Income, net of tax
	Net income (loss)	Foreign currency translation adjustments	Unrealized gains (losses) on securities, net of reclassification adjustment	Pension	Accumulated other comprehensive income (loss)	Comprehensive income (loss)
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
December 31,2003		915,625	33,246,449	—	34,162,074
Change for period	(14,236,841)	(2,226,952)	(14,224,670)	—	(16,451,622)	(30,688,463)

December 31,2004		(1,311,327)	19,021,779	—	17,710,452
Change for period	(15,669,392)	1,068,522	22,639,757	—	23,708,279	8,038,887

December 31,2005		(242,805)	41,661,536	—	41,418,731
Change for period	21,796,730	(592,598)	(7,601,764)	(170,432)	(8,364,794)	13,431,936

December 31,2006		(835,403)	34,059,772	(170,432)	33,053,937

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Consolidated Stockholders’ Equity

	As of December 31
	2005	2006
	NT$’000	NT$’000	US$’000
Total stockholders’ equity, ROC GAAP	258,283,553	291,164,871	8,934,178
Compensation	56,012	(684,774)	(21,012)
Equity investees	3,784,293	496,447	15,233
Investments in debt and equity securities
Change in fair value of investments in securities	38,869,884	—	—
Impairment of investments in securities	(4,423,968)	—	—
Difference in application of equity accounting	1,340,388	(1,842,767)	(56,544)
Change in ownership of investees	1,546,666	1,555,674	47,735
Convertible /exchangeable bond liabilities	(702,299)	—	—
Goodwill amortization and impairment loss	38,113,709	38,113,709	1,169,491
Treasury stock and related disposal	—	(4,476,369)	(137,354)
Derivative instruments	(623,410)	—	—
Income tax effect	180,167	—	—
Pension	—	(164,776)	(5,056)

Total stockholders’ equity, US GAAP	336,424,995	324,162,015	9,946,671

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Movements in Stockholders’ Equity in accordance with US GAAP

	For the year ended December 31,
	2004	2005	2006
	NT$’000	NT$’000	NT$’000	US$’000
Balance at January 1,	363,736,113	342,420,473	336,424,995	10,322,952
Compensation	3,762,999	2,316,287	1,096,989	33,660
Cash dividends	—	(1,758,736)	(7,161,267)	(219,738)
Adjustment of additional paid-in capital and retained earnings accounted for under the equity method	1,613,750	112,139	(1,171,139)	(35,936)
Cumulative translation adjustment on foreign long-term investment	(2,226,953)	1,068,522	(592,598)	(18,183)
Change in fair value of marketable securities-the Company	(13,766,778)	19,863,488	(13,241,682)	(406,311)
Change in fair value of marketable securities-the investee	(60,625)	2,360,120	6,144,763	188,547
Change in ownership of investees	(406,216)	18,581	—	—
Treasury stock and related disposal	(5,196,817)	(16,367,645)	(20,690,009)	(634,858)
Shares issued for merger with SiSMC	8,810,715	—	—	—
Exercise of employees’ stock options	788,393	1,645,009	1,725,665	52,951
Derivative instruments	(397,267)	416,149	—	—
Pension	—	—	(170,432)	(5,230)
Net Income (loss)	(14,236,841)	(15,669,392)	21,796,730	668,817

Balance at the end of the year	342,420,473	336,424,995	324,162,015	9,946,671

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summarized US GAAP consolidated balance sheet and consolidated statement of operations information is presented below:

	As of December 31,
	2005	2006
	NT$’000	NT$’000	US$’000
Current assets	142,886,808	132,448,978	4,064,098
Non-current assets	283,818,813	269,179,425	8,259,572
Current liabilities	37,040,650	36,521,682	1,120,641
Non-current liabilities	46,902,449	34,704,499	1,064,882
Minority interests	6,337,527	6,240,207	191,476

	For the year ended December 31,
	2004	2005	2006
	NT$’000	NT$’000	NT$’000	US$’000
Net operating revenues	129,190,740	96,782,113	112,003,819	3,436,754
Cost of goods sold	(96,895,412)	(89,742,865)	(93,325,956)	(2,863,638)
Operating income (loss)	(24,680,883)	(29,071,545)	2,161,698	66,330
Net income (loss)	(14,236,841)	(15,669,392)	21,796,730	668,817

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the significant balance sheet accounts under ROC GAAP to the amounts determined under US GAAP is as follows:

	As of December 31,
	2005	2006
	NT$’000	NT$’000	US$’000
Cash and Cash Equivalents
As reported under ROC GAAP	108,626,800	93,853,208	2,879,816
Reclassification to marketable securities	(45,118,545)	(32,204,107)	(988,159)

As adjusted under US GAAP	63,508,255	61,649,101	1,891,657

Financial assets at fair value through profit or loss
As reported under ROC GAAP	2,468,968	9,012,745	276,549
Change in fair value of investment in securities	137,196	—	—
Equity investees	7,453	—	—

As adjusted under US GAAP	2,613,617	9,012,745	276,549

Available-for-sale financial assets
As reported under ROC GAAP	9,226,256	52,311,172	1,605,130
Equity Investees	3,080,839	—	—
Change in fair value of investment in securities	38,732,688	—	—
Impairment of investment in securities	(4,423,968)	—	—
Difference in application of equity accounting	8,350,559	—	—

As adjusted under US GAAP	54,966,374	52,311,172	1,605,130

Long term Investment under cost method & equity method
As reported under ROC GAAP	22,837,656	19,178,544	588,479
Equity Investees	552,731	415,825	12,759
Ownership Change	1,376,956	1,367,848	41,972
Treasury stock and related disposal	—	(4,476,369)	(137,354)
Difference in application of equity accounting	(7,010,171)	(1,842,767)	(56,544)

As adjusted under US GAAP	17,757,172	14,643,081	449,312

Held-to-maturity financial assets
As reported under ROC GAAP	1,116,806	1,110,422	34,072
Reclassification from cash and cash equivalents	45,118,545	32,204,107	988,160

As adjusted under US GAAP	46,235,351	33,314,529	1,022,232

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2005	2006
	NT$’000	NT$’000	US$’000
Inventory
As reported under ROC GAAP	10,712,535	10,878,182	333,789
Compensation	62,336	105,426	3,234

As adjusted under US GAAP	10,774,871	10,983,608	337,023

Goodwill
As reported under ROC GAAP	3,524,040	3,498,687	107,354
Goodwill upon ownership increase	839,620	857,674	26,318
Goodwill due to merger and acquisition	97,898,482	97,898,482	3,003,942
Impairment loss on goodwill	(60,454,621)	(60,454,621)	(1,855,005)

As adjusted under US GAAP	41,807,521	41,800,222	1,282,609

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2005	2006
	NT$’000	NT$’000	US$’000
Accrued Expenses
As reported under ROC GAAP	7,932,949	7,025,328	215,567
Compensation	6,324	790,200	24,247

As adjusted under US GAAP	7,939,273	7,815,528	239,814

Financial liabilities at fair value through profit or loss
As reported under ROC GAAP	95,634	985,267	30,232
Derivative instruments	1,368,402	—	—

As adjusted under US GAAP	1,464,036	985,267	30,232

Minority Interests
As reported under ROC GAAP	6,336,685	6,238,018	191,409
Consolidation of not wholly-owned subsidiaries	842	2,189	67

As adjusted under US GAAP	6,337,527	6,240,207	191,476

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash Flows Information

	For the year ended December 31,
	2004	2005	2006
	NT$’000	NT$’000	NT$’000	US$’000
Cash flows from operating activities, ROC GAAP	72,490,063	45,046,108	47,078,351	1,444,564
Remuneration paid to directors and supervisors	(12,618)	(27,006)	(6,324)	(194)
Employee bonus			(305,636)	(9,378)
Reclassification of trading securities	—	—	(427,202)	(13,108)
Difference of consolidated entities	(165,141)	—	—	—

Cash flows from operating activities, US GAAP	72,312,304	45,019,102	46,339,189	1,421,884

Cash flows from investing activities, ROC GAAP	(72,379,627)	(7,487,345)	(16,510,597)	(506,615)
Net effect of time deposits reclassified to marketable securities	(16,147,719)	1,451,826	12,914,438	396,270
Proceeds from disposal of long-term investments accounted for under the equity method	—	—	(6,521,580)	(200,110)
Reclassification of trading securities	—	—	427,202	13,108
Difference of consolidated entities	125,364	—	—	—

Cash flows from investing activities, US GAAP	(88,401,982)	(6,035,519)	(9,690,537)	(297,347)
Cash flows from financing activities, ROC GAAP	(16,137,069)	(29,591,986)	(45,055,565)	(1,382,497)
Remuneration paid to directors and supervisors	12,618	27,006	6,324	194
Employee bonus	—	—	305,636	9,378
Proceeds from disposal of Treasury Stock	—	—	6,521,580	200,110

Cash flows from financing activities, US GAAP	(16,124,451)	(29,564,980)	(38,222,025)	(1,172,815)
Foreign exchange effect, ROC GAAP	(1,363,167)	(1,536,358)	(247,242)	(7,586)
Difference of consolidated entities	(61,392)	—	—	—

Foreign exchange effect, US GAAP	(1,424,559)	(1,536,358)	(247,242)	(7,586)
Effect of subsidiaries merged in, ROC GAAP	—	814,408	(38,539)	(1,183)
Difference of consolidated entities	—	(746,017)	—	—

Effect of subsidiaries merged in, US GAAP	—	68,391	(38,539)	(1,183)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
	2004	2005	2006
	NT$’000	NT$’000	NT$’000	US$’000
Net increase in cash and cash equivalents, ROC GAAP	(17,389,800)	7,244,827	(14,773,592)	(453,317)
Net effect of time deposits reclassified to marketable securities	(16,147,719)	1,451,826	12,914,438	396,270
Difference of consolidated entities	(101,169)	(746,017)	—	—

Net (decrease) increase in cash and cash equivalents, US GAAP	(33,638,688)	7,950,636	(1,859,154)	(57,047)
Cash and cash equivalents at beginning of year, US GAAP	89,196,307	55,557,619	63,508,255	1,948,704

Cash and cash equivalents at end of year, US GAAP	55,557,619	63,508,255	61,649,101	1,891,657

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration of credit risk

The Company designs, develops, manufactures and markets a variety of semiconductor products. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts and notes receivable. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit quality financial institutions. The Company’s revenues and trade accounts and notes receivable are derived primarily from the sale of production foundry wafers, including memory and logic products and wafers. For the years ended December 31, 2004, 2005 and 2006, the Company distributed its products on a global basis but mainly to divisions in North America (42.46%, 43.37% and 49.66%, respectively), Asia (42.19%, 49.72% and 42.69%, respectively), and Europe and others (15.35%, 6.92% and 7.65%, respectively). The Company’s sales are primarily denominated in currencies other than NT Dollars, primarily US Dollars. Two customers’ revenue represented 11% and 10%, respectively, of the consolidated revenue for the year ended December 31, 2004, two customers’ revenue represented 18% and 10%, respectively, of the consolidated revenue for the year ended December 31, 2005 and one customer’s revenue represented 22% of the consolidated revenue for the year ended December 31, 2006. The Company routinely assesses the financial strength of substantially all customers. The Company also requires collateral for certain sales to mitigate the credit risk.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summarized Financial Information required by Rule 4-08(g) of Regulation S-X

The following table provides summarized financial information of the Company’s equity investees as required by Rule 4-08(g) of Regulation S-X.

	As of December 31,
	2005	2006
	NT$	NT$
	(In millions)
Current assets	10,326	18,231
Non-current assets	21,195	24,294
Current liabilities	9,393	9,214
Long-term liabilities	1,199	1,756
Redeemable Preferred Stock	—	170
Minority Interests	6	7

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$
		(In millions)
Net sales	10,514	16,014	12,648
Gross Profit	2,979	2,343	5,125
Income (loss) from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	(697)	(1,067)	1,468
Net income (loss)	(766)	(1,233)	1,339

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

New Accounting Pronouncements

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instrument” (SFAS 155), which amends SFAS 133 and SFAS No. 140, “Accounting for Transfers and Servicing of Financial assets and extinguishments of liabilities” (SFAS 140). The standard allows financial instruments that have embedded derivatives to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. The standard also establishes a requirement to evaluate interests in securitized financial assets to identify interests those are freestanding derivatives or those are hybrid financial instruments which contain an embedded derivative requiring bifurcation. The guidance is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not believe the adoption of SFAS 155 will have an immediate material effect on our financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In March 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140” (SFAS 156). SFAS 156 requires an entity to separately recognize financial assets as servicing assets or servicing liabilities each time it undertakes an obligation to service a financial asset by entering into certain kinds of servicing contracts. The entity must also initially measure all separately recognized servicing assets and servicing liabilities at fair value, if practicable. Servicing assets and servicing liabilities subsequently measured at fair value must be separately presented in the statement of financial position and additional disclosures are required for all separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for an entity’s fiscal year beginning after September 15, 2006. We do not expect this statement to have a material impact on our consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2006, FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (SFAS 109). This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for us beginning on January 1, 2007. We are currently assessing the potential impact that the adoption of FIN 48 will have on our financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In September 2006, FASB issued SFAS No.157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, provides a framework for measuring fair value under current standards in GAAP, and requires additional disclosure about fair value measurements. In accordance with the Statement, the definition of fair value retains the exchange price notion, and exchange price is defined as the price in an orderly transaction between market participants to sell an asset or transfer a liability. If there is a principal market for the asset or liability, the fair value measurement should reflect that price, whether that price is directly observable or otherwise used in a valuation technique. Depending on the asset or liability being valued, the inputs used to determine fair value can range from observable inputs (i.e. prices based on market data independent from the entity) and unobservable inputs (i.e. entity’s own assumptions about the assumptions that market participants would use). SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and will be effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on our financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2007, FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities “(SFAS 159), which amends SFAS 115 and allows companies to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 also provides presentation and disclosure requirements that will enable users to compare similar types of assets and liabilities of different entities that have different measurement attributes. SFAS 159 is effective for an entity’s fiscal year beginning after November 15, 2007. We are currently evaluating the impact, if any, the adoption of SFAS 159 will have on our financial statements.