Form 20-F
period 2007-12-31
UNITED MICROELECTRONICS CORP
filed 2008-05-02
CIK 1033767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
Commission file number 001-15128

United Microelectronics Corporation
(Exact Name of Registrant as Specified in its Charter)

Taiwan, Republic of China
(Jurisdiction of Incorporation or Organization)
No. 3 Li-Hsin Road II, Hsinchu Science Park,
Hsinchu City, Taiwan, Republic of China
(Address of Principal Executive Offices)
Peter Courture, telephone: +1 (650) 968-8855, peter@courture.com,
Law + 978 Highlands Circle, Los Altos, CA 94024, USA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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
     13,214,494,883 Common Shares of Registrant issued as of December 31, 2007 (including 704,298,951 treasury shares)
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑          No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐          No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑          No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑          Accelerated filer ☐          Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
     U.S. GAAP ☐
     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☑
     Indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐   Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
Yes ☐          No ☑

UNITED MICROELECTRONICS CORPORATION
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2007

SUPPLEMENTAL INFORMATION
     The references to “United Microelectronics,” “we,” “us,” “our” and “our company” in this annual report refer to United Microelectronics Corporation and its consolidated subsidiaries, unless the context suggests otherwise. The references to “United Semiconductor”, “United Silicon”, “UTEK Semiconductor” and “United Integrated Circuits” are to United Semiconductor Corporation, United Silicon Incorporated, UTEK Semiconductor Corporation and United Integrated Circuits Corporation, respectively. The references to “Taiwan” and “ROC” refer to Taiwan, Republic of China. The references to “shares” and “common shares” refer to our common shares, par value NT$10 per share, and “ADSs” refers to our American depositary shares, each representing five common shares. The ADSs are issued under the Deposit Agreement, dated as of September 21, 2000, as amended, supplemented or modified from time to time, among United Microelectronics, Citibank N.A. and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. “ROC GAAP” means the generally accepted accounting principles in the Republic of China and “US GAAP” means the generally accepted accounting principles in the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
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
FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT
MAY NOT BE REALIZED
     Our disclosure and analysis in this annual report contain or incorporate by reference some forward-looking statements. Our forward-looking statements contain information regarding, among other things, our financial condition, future expansion plans and business strategy. We have based these forward-looking statements on our current expectations and projections about future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:
•	our dependence on frequent introduction of new product services and technologies based on the latest developments;

•	the intensely competitive semiconductor, communications, consumer electronics and PC industries and markets;

•	risks associated with our international business activities;

•	our dependence on key personnel;

•	general economic and political conditions, including those related to the semiconductor, communications, consumer electronics and PC industries;

•	natural disasters, such as earthquakes and droughts, which are beyond our control;

•	possible disruptions in commercial activities caused by natural and human-induced disasters and outbreaks of contagious diseases;

•	fluctuations in foreign currency exchange rates;

•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the U.S. Securities and Exchange Commission; and

•	those other risks identified in the “Item 3. Key Information—D. Risk Factors” section of this annual report.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The selected balance sheet data as of December 31, 2006 and 2007 and the selected statements of income and cash flow data for the years ended December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected balance sheet data as of December 31, 2003, 2004 and 2005 and the selected statements of income and cash flow data for the years ended December 31, 2003 and 2004 are derived from our audited consolidated financial statements not included in this annual report.

     Our financial statements have been prepared and presented in accordance with ROC GAAP, which differs in many material respects from US GAAP. For the discussion of these differences, see Note 35 to our audited consolidated financial statements included elsewhere in this annual report. Some of the items in the statements of income, cash flow and balance sheets have been reconciled to US GAAP and are set forth below. The summary financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements and the notes to those statements included elsewhere in this annual report.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	NT$	NT$	NT$	NT$	NT$	US$
		(in millions , except per share and per ADS data)
Consolidated Statement of Income Data:
ROC GAAP
Net operating revenues	95,704	129,191	100,316	112,004	113,311	3,494
Costs of goods sold	73,938	92,393	90,643	90,638	89,768	2,768

Gross profit	21,766	36,798	9,673	21,366	23,543	726

Operating expenses:
Sales and marketing	2,171	2,775	3,739	3,366	4,069	125
General and administrative	3,996	4,853	4,387	3,422	3,724	115
Research and development	5,859	7,364	9,634	9,419	9,631	297

Total operating expenses	12,026	14,992	17,760	16,207	17,424	537

Operating income (loss)	9,740	21,806	(8,087)	5,159	6,119	189
Net non-operating income	4,956	9,938	13,693	31,428	13,551	418

Income before income tax and minority interest	14,696	31,744	5,606	36,587	19,670	607
Income tax expense	(980)	(374)	(67)	(3,261)	(2,809)	(87)
Cumulative effect of changes in accounting principles (the net amount after deducted tax expense $0)(1)	—	—	(113)	(1,189)	—	—
Minority interest loss	304	473	1,601	482	101	3

Net income	14,020	31,843	7,027	32,619	16,962	523

Earnings per share:(2)(3)
Basic	0.75	1.68	0.38	1.81	1.09	0.03
Diluted(5)	0.73	1.65	0.37	1.75	1.06	0.03
Shares used in earnings per share calculation:(3)
Basic	18,788	18,995	18,647	18,051	15,618	15,618
Diluted(5)	19,218	19,298	18,934	18,675	16,073	16,073
Earnings per ADS:(3)
Basic	3.75	8.40	1.90	9.05	5.45	0.17
Diluted(5)	3.65	8.25	1.85	8.75	5.30	0.16

US GAAP
Net operating revenues	95,704	129,191	96,782	112,004	113,311	3,494
Costs of goods sold	(77,473)	(96,895)	(89,743)	(93,326)	(92,081)	(2,839)
Operating income (loss)	5,632	(24,681)	(29,072)	2,162	(20,061)	(619)
Net income (loss)	12,331	(14,237)	(15,669)	21,797	(9,264)	(286)
Other comprehensive income (loss)	14,636	(16,451)	23,708	(8,194)	(4,863)	(150)
Comprehensive income (loss)	26,967	(30,688)	8,039	13,602	(14,127)	(436)
Earnings (losses) per share:(2)(4)
Basic	0.81	(0.92)	(1.01)	1.48	(0.66)	(0.02)
Diluted(5)	0.80	(0.92)	(1.01)	1.44	(0.66)	(0.02)
Shares used in earnings (loss) per share calculation:(4)
Basic	15,184	15,444	15,488	14,689	13,971	13,971
Diluted(5)	15,456	15,444	15,488	15,207	13,971	13,971
Earnings (loss) per ADS:(4)
Basic	4.06	(4.61)	(5.06)	7.42	(3.32)	(0.10)
Diluted(5)	3.99	(4.61)	(5.06)	7.18	(3.32)	(0.10)

	Year Ended December 31,
	2003	2004	2005	2006	2007
	NT$	NT$	NT$	NT$	NT$	US$
	(in million)
Consolidated Balance Sheet Data:
ROC GAAP
Current assets	154,322	132,936	144,863	132,344	81,111	2,501
Long-term investment	38,859	32,712	30,797	71,964	69,813	2,153
Property, plant and equipment	149,557	192,024	159,114	151,828	137,219	4,231
Total assets	354,514	376,305	347,049	367,653	299,558	9,237
Current liabilities	44,140	36,598	36,960	36,104	45,288	1,396
Long-term debt (excluding current portion)	60,334	61,288	41,692	30,383	7,495	231
Total liabilities	107,203	101,202	82,429	70,251	56,561	1,744
Stockholders’ equity	232,233	266,374	258,284	291,165	236,467	7,292
US GAAP
Cash and cash equivalents	89,196	55,558	63,508	61,649	47,678	1,470
Working capital(6)	108,539	96,690	105,846	95,927	35,273	1,088
Total assets	486,307	452,630	426,706	401,628	310,614	9,578
Total liabilities	107,533	101,599	83,943	71,226	56,795	1,751
Stockholders’ equity	363,736	342,420	336,425	324,162	247,302	7,626

	Year Ended December 31,
	2003	2004	2005	2006	2007
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions , except per share and per ADS data)
Other Consolidated Data:
ROC GAAP
Cash flow:
Capital expenditure	24,820	81,110	22,163	33,240	28,299	873
Cash provided by operating activities	49,625	72,490	45,046	47,078	48,079	1,483
Cash used in investing activities	(24,114)	(72,380)	(7,487)	(16,511)	(21,799)	(672)
Cash provided (used) by financing activities	17,581	(16,137)	(29,592)	(45,056)	(72,694)	(2,242)
Net increase (decrease) in cash and cash equivalents	43,869	(17,390)	7,245	(14,774)	(46,175)	(1,424)
Gross profit margin	22.7%	28.5%	9.6%	19.1%	20.8%	20.8%
Operating profit (loss) margin	10.2%	16.9%	(8.1)%	4.6%	5.4%	5.4%
Net profit margin	14.6%	24.6%	7.0%	29.1%	15.0%	15.0%
Capacity utilization rate (on an actual basis)	84.8%	90.8%	72.4%	79.5%	81.9%	81.9%
Dividends declared per share (7)	0.4	0.8	1.1	0.5	0.7	0.02
US GAAP
Cash flow:
Capital expenditure	24,827	81,127	22,163	33,240	28,299	873
Cash provided by operating activities	49,543	72,312	45,019	46,339	45,739	1,410
Cash used in investing activities	(32,923)	(88,402)	(6,036)	(9,691)	10,405	321
Cash provided (used) by financing activities	17,587	(16,124)	(29,565)	(38,222)	(70,354)	(2,169)
Net increase (decrease) in cash and cash equivalents	34,977	(33,639)	7,951	(1,859)	(13,971)	(431)
Gross profit margin	19.0%	25.0%	7.3%	16.7%	18.7%	18.7%
Operating profit (loss) margin	5.9%	(19.1)%	(30.0)%	1.9%	(17.7%)	(17.7%)
Net profit (loss) margin	12.9%	(11.0)%	(16.2)%	19.5%	(8.2%)	(8.2%)

(1)	Refer to Note 3 to the audited consolidated financial statements included elsewhere in this annual report.

(2)	Earnings (losses) per share is calculated by dividing net income by the weighted average number of shares outstanding during the year.

(3)	Retroactively adjusted for all subsequent stock dividends and employee stock bonuses.

(4)	Retroactively adjusted for all subsequent stock dividends and capital reduction completed in 2007.

(5)	Diluted securities include convertible bonds and employee stock options.

(6)	Working capital equals current assets minus current liabilities.

(7)	Dividends declared per share are in connection with earnings and accumulated additional paid-in capital.

(8)	Refer to Note 35 to the audited consolidated financial statements included elsewhere in this annual report.

Currency Translations and Exchange Rates
     In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$32.43 = US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 31, 2007. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00.

				At
	Average(1)	High	Low	Period-End
2003	34.40	34.98	33.72	33.99
2004	33.27	34.16	31.74	31.74
2005	32.13	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
October	32.55	32.61	32.39	32.39
November	32.33	32.40	32.26	32.26
December	32.41	32.43	32.30	32.43
2008 (through April 30)	31.23	32.49	29.99	30.45
January	32.36	32.49	32.15	32.15
February	31.61	32.03	30.90	30.92
March	30.58	31.09	29.99	30.37
April (through April 30)	30.35	30.52	30.26	30.45

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Determined by averaging the rates on the last business day of each month during the relevant period for annual periods and the rates on each business day for monthly periods.
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
     The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns. Since most of our customers operate in semiconductor-related industries, variations in order levels from our customers can result in volatility in our revenues and earnings. Because our business is, and will continue to be, largely dependent on the requirements of semiconductor companies for our services, downturns in the semiconductor industry will lead to reduced demand for our services. For example, the semiconductor industry experienced a slowdown in most of 2005 until early 2006 to reflect industry-wide inventory correction.
     Our net operating revenues are also typically affected by seasonal variations in market conditions that contribute to the fluctuation of the average selling prices of semiconductor services and products. The seasonal sales trends for semiconductor services and products closely mirror those for consumer electronics, communication, and computer sales. We generally experience seasonal lows in the demand for semiconductor services and products during the first half of the year, primarily as a result of inventory correction by our customers. Any change in the general seasonal variations, which we cannot anticipate may result in materially adverse effects on our revenues, operations and businesses.
A decrease in demand for or selling prices of communication devices, consumer electronics and PCs may decrease the demand for our services and reduce our margins.
     Our customers generally use the semiconductors produced in our fabs in a wide variety of applications. We derive a significant percentage of our operating revenues from customers who use our manufacturing services to make semiconductors for communication devices, consumer electronics and PCs. The communications and PC markets experienced a sudden and substantial market downturn and inventory correction in most part of 2005. This downturn resulted in a reduced demand for our services and hence decreased our revenues and earnings. Any significant decrease in the demand for communication devices, consumer electronics or PCs may further decrease the demand for our services. In addition, if the average selling prices of communication devices, consumer electronics or PCs decline significantly, we will be pressured to further reduce our selling prices, which may reduce our revenues and, therefore, reduce our margins significantly. As demonstrated by the downturn in demand for high technology products, market conditions can change rapidly, without apparent warning or advance notice. In such instances, our customers will experience inventory buildup and/or difficulties in selling their products and, in turn, will reduce or cancel orders for wafers from us. The timing, severity and recovery of these downturns cannot be predicted accurately or at all. When they occur, our business, profitability and price of the shares and ADSs are likely to suffer.

Overcapacity in the semiconductor industry may reduce our revenues, earnings and margins.
     The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. Periods of overcapacity, if we are unable to offset the adverse effects of overcapacity through, among other things, our technology and product mix, we may have to lower the prices we charge our customers for our services and/or we may have to operate at significantly less than full capacity. Such actions could reduce our margin and weaken our financial condition and results of operations. We cannot give any assurance that an increase in the demand for foundry services in the future will not lead to overcapacity again in the near future, which could materially adversely affect our revenues, earnings and margins.
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
     The semiconductor industry is developing rapidly and the related technology is constantly evolving. If we do not anticipate the technology evolution and rapidly adopt new and innovative technology, we may not be able to produce sufficiently advanced products at competitive prices. There is a risk that our competitors may adopt new technology before we do, resulting in our loss of market share. If we are unable to begin offering these products on a competitive and timely basis, we may lose to our competitors providing similar technologies to customers, which may cause our net operating revenues to decline unless we can replace lost customers with new customers.
We may be unable to provide leading technology to our customers if we lose the support of our technology partners.
     Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through internal research and development and alliances with other companies. Although we have an internal research and development team focused on certain customers developing new semiconductor manufacturing process technologies, we are dependent on our technology partners to advance our portfolio of process technologies. We currently have patent cross-licensing agreements with several companies, including Agere Systems Inc., or Agere (which was acquired by LSI Logic Corporation, or LSI, in December 2006), International Business Machines Corporation, or IBM, Texas Instruments Incorporated, or Texas Instruments, Freescale Semiconductor Inc., or Freescale and Renesas Technology Corp., or Renesas. We also depend upon mask and equipment vendors to supply our technology development teams with the masks and equipment needed to continuously develop more advanced processing technologies. If we are unable to continue any of our joint development arrangements, patent cross-licensing agreements and other agreements, on mutually beneficial economic terms, if we re-evaluate the technological and economic benefits of such relationships, if we are unable to enter into new technology alliances with other leading semiconductor suppliers, or if we fail to secure masks and equipment from our vendors in a timely manner sufficient to support our ongoing technology development, we may lose important customers because we are unable to continue providing our customers with leading edge mass-producible process technologies.
Our business may suffer if we cannot compete successfully in our industry.
     The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation and Chartered Semiconductor Manufacturing Ltd., as well as the foundry operation services of some integrated device manufacturers, such as IBM and Toshiba Corporation, or Toshiba. Integrated device manufacturers principally manufacture and sell their own proprietary semiconductor products, but may also offer foundry service. Other competitors such as Samsung, DongbuAnam Semiconductor, Grace Semiconductor Manufacturing Corp., X-FAB Semiconductors Foundries AG and Silterra Malaysia Sdn. Bhd. have initiated efforts to develop substantial new foundry capacity. New entrants in the foundry business are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. Some of our competitors have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

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
Our profit margin may substantially decline if we are unable to continuously improve our manufacturing yields, maintain high capacity utilization and optimize the technology mix of our silicon wafer production.
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

We may not be able to implement our planned growth if we are unable to obtain the financing necessary to fund the substantial capital expenditures we expect to incur.
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
     We have been largely dependent on a small number of customers for a substantial portion of our business. In 2007, our top ten customers accounted for 59.3% of our net operating revenues. Our top two customers each accounted for 13.7% and 13.2%, respectively, of our net operating revenues in 2007. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our net operating revenues. We cannot assure you that our net operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to, any of these customers could significantly reduce our net operating revenues.
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
     In early 2006, Hsinchu District Prosecutor’s Office brought criminal charges with the Hsinchu District Court against our former Chairman, Robert H. C. Tsao and our former Vice Chairman, John Hsuan in connection with their alleged breach of fiduciary duties and certain violations of the ROC Commercial Accounting Act. Prior to such charges, both our former Chairman and former Vice Chairman resigned from their respective positions with our company. The Hsinchu District Court found our former Chairman and formal Vice Chairman not guilty in October 2007, and the Prosecutor’s office filed an appeal with the Taiwan High Court in November 2007. The case is still pending in the Taiwan High Court.

     The ROC Financial Supervisory Commission, or the ROC FSC, a regulatory authority that supervises securities, banking, futures, and insurance activities in Taiwan, also began their investigation into any violation of ROC securities laws by us. In April 2005, our former Chairman was fined (1) in the amount of NT$2.4 million by the ROC FSC for our delay in making timely public disclosure (within two days) regarding the information relating to Hejian, which was resolved in our board meeting on March 4, 2005 (the “March 4 Resolution”), and (2) in the amount of NT$0.6 million for our failure to disclose the information regarding the assistance we had provided to Hejian. Our former Chairman’s appeal in relation to such fines was overruled in early 2006, and a lawsuit had been filed by our former Chairman with the Taipei Administrative High Court. In December 2007, the Taipei Administrative High Court revoked the ROC FSC’s decision and ruled in favor of our former Chairman. In January 2008, the ROC FSC filed an appeal with the Supreme Administrative Court. The case is still pending in the Supreme Administrative Court.
     In connection with the March 4 Resolution, our company was also fined in the amount of NT$30,000 by the Taiwan Stock Exchange for a delay in making public disclosure. After our former Chairman and former Vice Chairman were indicted by the prosecutor, our company was found by the ROC Ministry of Economic Affairs (the “ROC MOEA”) to be in violation of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area and fined in the amount of NT$5 million for our alleged illegal investment in Hejian. Our appeal to the ROC MOEA in relation to such fines was denied in late 2006. We filed an administrative lawsuit in December 2006 with the Taipei Administrative High Court. In July 2007, the Taipei Administrative High Court revoked the ROC MOEA’s decision and ruled in favor of us. In August 2007, the ROC MOEA filed an appeal with the Supreme Administrative Court. The case is still pending in the Supreme Administrative Court.
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
Our operations and business will suffer if we lose one or more of our key personnel without adequate replacements.
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
We could experience a loss in investor confidence in the reliability of our financial statements if we restate our financial statements again in the future, thus could negatively impact the market price of the shares or ADSs.
     Subsequent to the filing of our initial annual report on Form 20-F for the year ended December 31, 2004, and in the process of addressing certain comments received from the Securities and Exchange Commission on such initial annual report, we discovered that certain US GAAP-related financial information was miscalculated. As a result, we restated our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 with respect to certain US GAAP financial information relating to non-cash charges and adjustments to goodwill, derivative instruments and employee stock bonuses. We filed our restated financial statements in an amendment to our annual report on Form 20-F/A for the year ended December 31, 2004 on February 13, 2006. If we are required to revise, amend or restate our financial statements again in the future, we could experience a loss in investor confidence in the reliability of our financial statements, which could negatively impact the market price of the shares or ADSs.
The differences between ROC and U.S. accounting standards affect the amount of our net income.
     Our financial statements are prepared under ROC GAAP, which differ in certain significant respects from US GAAP. For example, ROC GAAP does not require the recognition of the market value of our shares distributed as bonuses to our employees in the calculation of net income. As a result, our net income (loss) in 2005, 2006 and 2007 under US GAAP was NT$(15,669) million, NT$21,797 million and NT$(9,264) million (US$(286) million), respectively, as compared to net income under ROC GAAP of NT$7,027 million, NT$32,619 million and NT$16,962 million (US$523 million) in 2005, 2006 and 2007, respectively. For a discussion of these differences, see Note 35 to our audited consolidated financial statements included elsewhere in this annual report.
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
     We may face construction delays, interruptions, infrastructure failure and delays in upgrading or expanding existing facilities, or changing our process technologies, any of which might adversely affect our production schedule. Our failure to follow our production schedule could delay the time required to recover our investments and seriously affect our profitability.
Our production schedules could be delayed and we may lose customers if we are unable to obtain raw materials and equipment in a timely manner.
     We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of these suppliers’ wafers. For example, in 2007, we purchased a majority of our silicon wafers from three makers, Shin-Etsu Handotai Corporation, or Shin-Etsu, MEMC Electronic Materials, Inc. and Sumco Croup (including Sumco Corporation and Formosa Sumco Technology Corporation). We do not have long-term contracts with most of our suppliers. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.

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
     Most of our assets and many of our customers and suppliers are located in certain parts of Taiwan. Our operations and the operations of our customers and suppliers are vulnerable to earthquakes, floods, droughts, power losses and similar events that affect the locations of our operations. The occurrence of any of these events could interrupt our services and cause severe damages to wafers in process, or cause significant business interruptions. Although we maintain property and business interruption insurance for such risks, there is no guarantee that future damages or business loss from earthquakes will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient. In addition, insufficient quantity of power supplies to the Hsinchu Science Park has occasionally occurred, and has disrupted our operations.
Our operations may be delayed or interrupted and our business could suffer if we violate environmental regulations.
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

Disruptions in the international trading environment may seriously decrease our international sales.
     A substantial portion of our net operating revenues is derived from sales to customers located in countries other than those where our fabs are located, including Taiwan, Singapore and Japan. In 2005, 2006 and 2007, sales to our overseas customers accounted for 56.9%, 65.8% and 62.0%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan, Singapore and Japan to continue to represent a significant portion of our net operating revenues. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tax laws, import duties and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between Taiwan, Singapore and Japan and these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.
     These disruptions in the international trading environment affect the demand for our manufacturing services and change the terms upon which we provide our manufacturing services overseas, which could seriously decrease our international sales.
Political, Economic and Regulatory Risks
We face substantial political risks associated with doing business in Taiwan, particularly due to the tense relationship between the ROC and the People’s Republic of China, or the PRC, that could negatively affect the value of your investment.
     Our principal executive offices and most of our assets and operations are located in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our shares and the ADSs may be affected by changes in ROC governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, further passed an Anti-Secession Law that authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the ROC and the PRC have on occasions depressed the market prices of the securities of companies in the ROC. Such initiatives and actions are commonly viewed as having a detrimental effect to reunification efforts between the ROC and the PRC. Relations between the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.
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
     We, like many ROC technology companies, have benefited from substantial tax incentives provided by the ROC government. In 2007, such incentives resulted in a tax credit in the amount of NT$926 million (US$29 million). If these incentives are curtailed or eliminated, our net income after tax may decrease substantially.

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
     From September 19, 2000, the commencement date of the listing of our ADSs on the New York Stock Exchange, or the NYSE, to December 31, 2007, the daily reported closing prices of our ADSs ranged from US$14.88 per ADS to US$2.85 per ADS. The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which recently have experienced significant price volatility with respect to shares of technology companies. Fluctuation in interest rates and other general economic conditions may also have an effect on the market price of the ADSs.
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
     The ROC government enacted the ROC Income Basic Tax Act, also known as the “Minimum Income Tax Statute”, or the Statute, which became effective on January 1, 2006 and imposes an alternative minimum tax, or AMT. The AMT is designed to remedy the current excessive tax incentives for individuals and businesses. The AMT imposed under the Statute is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the Statute. For the purpose of calculating the AMT, the taxable income defined under the Statute includes most income that is exempted from income tax under various legislations, such as those providing tax holidays and investment tax credits. For businesses, the incomes which previously enjoyed tax-exemption privileges under relevant tax regulations, such as the Act for the Establishment and Administration of the Science Parks and the Statute for Upgrading Industries will be subject to the new AMT system for the calculation of business taxpayers’ aggregate incomes. The AMT rate for business entities is 10%. Under the Statute, a company will be subject to a 10% AMT if its annual taxable income under the Statute exceeds NT$2 million. However, the Statute grandfathered certain tax exemptions granted prior to the enactment of the AMT. For example, businesses already qualified for five-year tax holidays and having obtained the applicable permission issued by the competent authority before December 31, 2005 may continue to enjoy tax incentives, and the income exempted thereunder will not to be added to the taxable income for the purpose of calculating the AMT, so long as the construction of their investment projects breaks ground within one year from January 1, 2006 and is completed within three years commencing from the day immediately following their receipts of the applicable permission issued by the competent authority. In the event of the expiration of the tax exemption periods or an increase in other taxable income subject to the Statute, such 10% AMT may adversely reduce our net income after tax.

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
     Non-ROC persons wishing to withdraw shares represented by their ADSs from our ADS program and hold our shares represented by those ADSs are required to, among other things, appoint a local agent or representative with qualifications set forth by the ROC FSC to open a securities trading account with a local brokerage firm, pay ROC taxes, remit funds and exercise shareholders’ rights. In addition, the withdrawing holders are also required to appoint a custodian bank with qualifications set forth by the ROC FSC to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information. Without making this appointment and opening of the accounts, the withdrawing holders would not be able to subsequently sell our shares withdrawn from a depositary receipt facility on the Taiwan Stock Exchange. Under ROC law and regulations, citizens of the PRC are not permitted to hold our shares or withdraw shares represented by ADSs from our ADS program unless they obtain the approval from the competent authority. Due to the absence of relevant rules or guidelines, PRC persons are currently not able to conduct investments in the ROC.
You may not be able to enforce a judgment of a foreign court in the ROC.
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
     We do not believe that we were a passive foreign investment company, or PFIC, for 2007 and we do not expect to become one in the future, although there can be no assurance in this regard. Based upon the nature of our business activities, we may be classified as a passive foreign investment company for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor.
     For example, if we are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in a taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of shares and ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have raised in prior offerings. See “Taxation —U.S. Federal Income Tax Considerations For U.S. Persons — Passive foreign investment company.”

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
     We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, Internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. Percentages of our net wafer sales derived from our products used in communication devices, consumer electronics, PCs, memory and other applications were 53.7%, 19.1%, 25.0%, 0.7% and 1.5%, respectively, in 2007.
     We focus on the development of leading mass-producible manufacturing process technologies. We were among the first in the foundry industry to go into commercial operation with such advanced capabilities as producing integrated circuits with line widths of 0.25, 0.18, 0.15, 0.13 micron and 90, 65 and 45 nanometer. Advanced technologies have enabled electronic products, especially in relation to computer, communication and consumer products, to integrate their functions in new and innovative methods. Networking capabilities have allowed electronic products such as computers, cell phones, televisions, PDAs, CD-ROMs and digital cameras to communicate with each other to exchange information. More powerful semiconductors are required to drive multimedia functions (e.g. processing visual data) and to resolve network bandwidth issues. At the same time, the trend toward personal electronic devices has resulted in products that are becoming physically smaller and consume less power. Process technology must also shrink the volumes of products aggressively to cater to this trend of integrating multiple functions, reducing the number of components needed for operation and lowering IC power consumption. Dedicated semiconductor foundries need to achieve this process improvement and at the same time develop multiple process technologies to satisfy the varying needs of computer, communication and consumer products. We believe our superior process technologies will enable us to continue to offer our customers significant performance benefits for their products, faster time-to-market production, cost savings and other competitive advantages.
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
     Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Infineon, LSI Logic, STMicroelectronics, Texas Instruments, Freescale, AMD (ATI) and Philips, and leading fabless design companies, such as Broadcom, Marvell, MediaTek, Novatek, Realtek, SanDisk and Xilinx. In 2007, our company’s top ten customers accounted for 59.3% of our net operating revenues. Our top two customers accounted for 13.7% and 13.2% of our net operating revenues in 2007, respectively. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.
     Please refer to “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources” for a discussion of our capital expenditures in the past three years and the plan for the current year.
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
     Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies. We believe that maintaining and enhancing our leadership in mass-producible semiconductor manufacturing technology is critical to attract and retain customers. Our reputation for technological excellence has attracted both established and emerging leaders in the semiconductor industries who work closely with us on technology development. In addition, we believe our superior processing expertise has enabled us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue building internal research and development expertise, to focus on process development and to establish alliances with leading semiconductor companies to accelerate access to next-generation technologies. For example, our 45-nanometer technology, which will be delivered to our customers by 2008, is expected to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size. We believe our progress in developing more advanced process technologies has benefited our customers in the fields of computers, communications, consumer electronics and others with special preferences in certain aspects of the products, such as the ultimate performance, density and power consumption.
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
     The construction of our second 300mm fab in Taiwan is underway, as a step in our continuing expansion of our manufacturing complex in the Tainan Science Park in southern Taiwan. Total investment for this fab is estimated to be US$5 billion, with a maximum designed monthly production capacity of approximately 50,000 wafers. The construction of this new fab is expected to be completed by the end of 2008, and equipment is expected to be moved into this fab in early 2009.
     The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2007.

	Fab 6A	Fab 8AB	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 12A	Fab 12i	UMCJ
Commencement of volume production	1989	1995 for the module formerly named Fab 8A; 1996 for the module formerly named Fab 8B	1998	2000	FABII 1998 FAB2A 2000	2000	2000	2002	2004	1996

Estimated full capacity (1) (2)	49,300 wafers per month	68,000 wafers per month	33,500 wafers per month	22,000 wafers per month	34,000 wafers per month	31,000 wafers per month	23,000 wafers per month	35,000 wafers per month	26,000 wafers per month	20,000 wafers per month

Wafer size	6-inch (150mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	12-inch (300mm)	12-inch (300mm)	8-inch (200mm)

Clean room area (3)	5,250 sq. meters	25,029 sq. meters	19,764 sq. meters	16,589 sq. meters	21,576 sq. meters	13,812 sq. meters	8,163 sq. meters	24,860 sq. meters	26,366 sq. meters	10,367 sq. meters

Type of clean rooms (4)	Class-10 @0.1um, clean tunnel	Class-0.1 @0.1um, clean tunnel	Class-0.1 @0.1um, clean tunnel	Class100 @0.3um, SMIF/mini-environment	FABII: Class-1000@0.3 um FAB2A: Class100@0.3um, SMIF/mini-environment	Class 100 @0.3um, SMIF/mini-environment	Class 1000 @0.3um, SMIF/mini-environment	Class 100 @0.3um, SMIF/mini-environment	Class 100 @0.3um, SMIF/mini-environment	Class-1 @0.1um, clean tunnel

(1)	Measured in original wafer size.

(2)	The capacity of a fab is determined based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance and expected product mix.

(3)	“Area” represents the total area of clean rooms within a fab. Clean room area of Fab 12i area includes Module B area of 11,737 square meters.

(4)	“Class” represents the cleanliness of clean rooms in the fab. Class-10@0.1um means a standard of air purity under which the amount of dust is limited to fewer than 10 particles of contaminants of 0.1 micron or greater per one cubic foot per minute of air flow. Class-0.1@0.1um means a standard of air purity under which the amount of dust is limited to fewer than one particle of contaminant of 0.1 micron or greater per 10 cubic feet per minute of air flow. Class-100@0.3um means a standard of air purity under which the amount of dust is limited to fewer than 100 particles of contaminants of 0.3 micron or greater per one cubic foot per minute of air flow. Class-1000@0.3um means a standard of air purity under which the amount of dust is limited to fewer than 1,000 particles of contaminants of 0.3 micron or greater per one cubic foot per minute of air flow. The general production environment may be organized into “clean tunnels” or “mini environments”. In a clean tunnel environment, the clean room is divided into many tunnels with partitions. A higher level of cleanliness is kept inside the tunnel for production. Mini-environments within a clean room use Standard Mechanical Interface technology, or SMIF, which employs input/output devices designed to protect products from contamination while providing a standard mechanical interface to wafer production tools. Mini-environment is generally a preferred approach because it reduces building structural costs and operating costs, allows flexibility in equipment layout and facilitates the ramping-up process during capacity expansion.

     The following table sets forth the size and primary use of our facilities and whether such facilities, including land and buildings, are owned or leased. Our land in the Hsinchu and Tainan Science Parks is leased from the ROC government.

	Size		Land	Building
Location	(Land/Building)	Primary Use	(Owned or Leased)	(Owned or Leased)
(in square meters)
Fab 6A, 10 Innovation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC	27,898/34,981	6-inch wafer production	Leased (expires in December 2026)	Owned

Fab 8AB, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC.	62,114/81,751	8-inch wafer production	Leased (expires in March 2014)	Owned

Fab 8C, 6 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC	9,007/28,984	8-inch wafer production	Leased (expires in March 2016)	Owned

Fab 8D, 8 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC	9,089/29,181	8-inch wafer production	Leased (expires in March 2016)	Owned

Fab 8E, 17 Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC	35,000/74,067	8-inch wafer production	Leased (expires in February 2016)	Owned

Fab 8F, 3 Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC.	24,180/65,744	8-inch wafer production	Leased (expires in February 2018)	Owned

Fab 8S, 16 Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC.	20,404/65,614	8-inch wafer production	Leased (expires in December 2023)	Owned

Fab 12A, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 741, ROC.	56,000/165,607	12-inch wafer production	Leased (expires in October 2017)	Owned

Fab 12i, 3 Pasir Ris Drive 12 Singapore 519528	84,836/142,340	12-inch wafer production	Leased (expires in March 2031)	Owned

UMCJ, 1580, Yamamoto, Tateyama-City, Chiba, Japan	388,402/21,639	8-inch wafer production	71% owned, 29% leased (expires in June 2049)	Owned

United Tower, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC.	5,737/85,224	Administration office	Leased (expires in March 2014)	Owned

Tunhwa South Rd. Office, 3F, 76, Sec. 2, Tunhwa S. Rd., Taipei, Taiwan 106, ROC	166/2,221	Administration office	Owned	Owned

Testing Building, 1, Chin-Shan, St. 7, Hsinchu, Taiwan 300, ROC.	10,762/41,318	Leased to several companies	Owned	Owned

	Size		Land	Building
Location	(Land/Building)	Primary Use	(Owned or Leased)	(Owned or Leased)
(in square meters)
R&D Building, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 741, ROC.	99,661/46,712	Research and development	Leased (expires in December 2023)	Owned
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
     Since the third quarter of 2006, we have begun the mass production of a next-generation 65-nanometer FPGA product, which features a 65% logic capacity increase over previous generation of FPGAs with triple gate oxide and 11 copper metal layers. Our 65-nanometer development team is not only independently developing our technologies in-house but is also bringing up customized process technologies to match customer specific needs. Furthermore, our 45-nanometer process technologies, which are jointly developed by us and our strategic partners and will be available to our customers by 2008, are expected to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size.
     The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab, in 2007, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2005, 2006 and 2007:

		Year Ended
		December 31,
		2007 Range of
	Year of	Process	Year Ended December 31,
	Commencement of	Technologies (in	2005	2006	2007
	Operation	microns)	(in thousands of 8-inch wafer equivalents, except percentages)

Fab
Fab 6A	1989	0.5	344	328	328
Fab 8AB	1995	0.5 to 0.25	816	816	816
Fab 8C	1998	0.35 to 0.15	401	400	400
Fab 8D	2000	0.18 to 0.09	274	252	260
Fab 8E	1998	0.5 to 0.18	404	406	408
Fab 8F	2000	0.25 to 0.15	378	372	372
Fab 8S	2000	0.25 to 0.15	278	276	276
Fab 12A	2002	0.18 to 0.065	597	754	847
Fab 12i	2004	0.13 to 0.065	363	413	601
UMCJ	1996	0.35 to 0.15	369	378	348
Total estimated capacity		—	4,224	4,395	4,656
Total output (actual)		—	3,059	3,495	3,813
Capacity utilization		—	72.4%	79.5%	81.9%
     The table below sets forth a breakdown of number and percentage of wafer output by process technologies in 2005, 2006 and 2007. We began commercial operation of our 0.13-micron, 90-nanometer and 65-nanometer process technologies in the first quarter of 2002, the second quarter of 2003 and the first quarter of 2006, respectively.

	Year Ended December 31,
	2005		2006		2007
	(in thousands of 8-inch wafer equivalents, except percentages)

Technology

65 nanometers and under	—	—	18	0.5%	34	0.9%
90 nanometers	183	6.0%	320	9.2	492	12.9
0.13 micron	335	10.9	477	13.6	595	15.6
0.15 micron	313	10.3	301	8.6	354	9.3
0.18 micron	489	16.0	677	19.4	784	20.5
0.25 micron	282	9.2	252	7.2	206	5.4
0.35 micron	1,045	34.1	1,004	28.7	971	25.5
0.50 micron or higher	412	13.5	446	12.8	377	9.9

Total	3,059	100.0%	3,495	100.0%	3,813	100.0%

Capacity and Utilization
     The fabs in Taiwan that we own directly are named Fab 6A, Fab 8AB, Fab 8C, Fab 8D, Fab 8E, Fab 8F and Fab 8S, all of which are located in the Hsinchu Science Park in Taiwan, and Fab 12A, which is located in the Tainan Science Park in Taiwan. The fab in Singapore that is owned by our wholly-owned subsidiary, UMCSG, is named Fab 12i.
     Our average capacity utilization rate was 72.4% in 2005, 79.5% in 2006 and 81.9% in 2007.
Equipment
     Considering the performance and productivity of our manufacturing capability highly rely on the quality of our capital equipment, we generally purchase equipment that can not only meet the demand of our existing process technology, but also has the capability to be upgraded to match our future needs. The principal equipment we use to manufacture semiconductor devices are scanners/steppers, cleaners and track equipment, inspection equipment, etchers, furnaces, wet stations, strippers, implanters, sputters, CVD equipment, probers, testers and so on. We own all of the production equipment except for a few demonstration tools.

     Our policy is to purchase high-quality equipment that demonstrates stable performance from vendors with dominate market share to ensure our continued competitiveness in the semiconductor field.
     Some of the equipment is available from a limited number of qualified vendors and/or is manufactured in relatively limited quantities, and some equipment has only recently been developed. We believe that our relationships with equipment suppliers are strong enough that we can leverage our position as a major purchaser to purchase equipment on better terms, including shorter lead time, than the terms received by several other foundries.
     Although we face the challenge of procuring the right equipment in sufficient quantity necessary for ramp-up or expansion of our fabrication facilities under constraint of short lead times, we have not in the past experienced any material problems in procuring the latest generation equipment on a timely basis even in periods of unpredictably high market demand. We manage the risks in the procurement process through timely internal communications among different divisions, efficient market information collection, early reservation of appropriate delivery slots and constant communications with our suppliers as well as by utilizing our good relationships with the vendors.
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
     The most important raw material used in our production processes is silicon wafer, which is the basic raw material from which integrated circuits are made. The principal makers for our wafers are Shin-Etsu, MEMC Electronic Materials, Inc. and Sumco Group (including Sumco Group Corporation and Formosa Sumco Technology Corporation). We have in the past obtained and believe that we will continue to be able to obtain a sufficient supply of silicon wafers. We believe that we have close working relationships with our wafer suppliers. Based on such long-term relationships, we believe that these major suppliers will use their best efforts to accommodate our demand.
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
     Our process technologies and fabrication facilities have been “qualified” by our customers after satisfying their stringent quality and reliability requirements. Generally, our customers perform on-site fab audits in addition to conducting their own product qualifications. These audits normally address quality management, documentation control, procurement and material incoming inspection, product final inspection, calibration and certification training systems. These audits include both data/record review and physical fabrication area tours for verification of conformity to specifications and procedures. If the audit findings are satisfactory, then the fab facility is termed “qualified” for proceeding with further product qualification and later volume production. Most of our established customers, including AMD (ATI), Conexant Systems, Kawasaki, Infineon, LSI Logic, Freescale, Broadcom, MediaTek, Novatek, Pixart, SiS, STMicroelectronics, Texas Instruments, Xilinx, NXP, Sony, Davicom, Holtek, Cypress, Faraday, nVIDIA, Atmel, AMIS, Solomon and Micronas have audited our fabrication, and our fabs have successfully passed their qualification requirements.
     Our policy is to implement quality control measures to ensure the delivery of consistent high yield production with reliable performance for our customers. We test and monitor the quality of raw materials, process and products at various stages in the manufacturing process before shipment to customers. Reliability assurance also includes in-process wafer level reliability monitoring as well as packaged level reliability compliance. Our quality control is also continually enhanced through our top down annual Policy Management and bottom up Total Quality Management, or TQM, activities, involving various independent quality control teams from our various foundries, such as Quality Improvement and Innovation Team, Employee Suggestion System and Project Management Team. We also have Quality Assurance Division and Reliability Technology and Assurance Division, which in aggregate consist of 515 engineers, technicians and other staff as of March 31, 2008. These divisions are responsible for incoming materials’ quality inspection, in process quality audit, outgoing product quality inspection, quality system and standards maintenance, reliability assurance, reliability engineering and customer queries. In addition, our efforts to observe benchmark and best practices among fabs in the industry have also contributed to the improvement of our overall quality control procedures.
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
     Wafer Fabrication. As described above, our manufacturing service provides all aspects of the wafer fabrication process by utilizing a full range of advanced process technologies. During the wafer fabrication process, we perform procedures in which a photosensitive material is deposited on the wafer and exposed to light through the mask to form transistors and other circuit elements comprising a semiconductor. The unwanted material is then etched away, leaving only the desired circuit pattern on the wafer. As part of our wafer fabrication services, we also offer wafer probing services, which test, or “probe,” individual die on the processed wafers and identify dice that fail to meet required standards. We prefer to conduct wafer probing internally to obtain speedier and more accurate data on manufacturing yield rates.
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
Customers and Markets
     Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Infineon, LSI Logic, STMicroelectronics, Texas Instruments, Freescale, AMD (ATI) and Philips, and leading fabless design companies, such as Broadcom, Marvell, MediaTek, Novatek, Realtek, SanDisk and Xilinx. Although we are not dependent on any single customer, a significant portion of our net operating revenues have been generated from sales to a few customers. Our top ten customers accounted for approximately 59.3% of our net operating revenues in 2007. Our top two customers each accounted for 13.7% and 13.2% of our net operating revenues in 2007. Set forth below is a geographic breakdown of our operating revenues in 2005, 2006 and 2007.

	Year Ended December 31,
Region	2005	2006	2007
Taiwan	43.1%	34.2%	38.0%
Asia (excluding Taiwan)	6.6	8.5	6.9
North America	43.4	49.7	46.9
Europe	6.9	7.6	8.2

Total	100.0%	100.0%	100.0%

     We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. Because we are an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. Net wafer sales represents 97.3% of our net operating revenue, and excludes revenue from testing, mask and other services. The following table presents the percentages of our net wafer sales by types of customers during the last three years.

	Year Ended December 31,
Customer Type	2005	2006	2007
Fabless design companies	65.2%	62.0%	73.7%
Integrated device manufacturers	34.7	38.0	26.1
System companies	0.1	0.0	0.2

Total	100.0%	100.0%	100.0%

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
     For IP offerings, we work with several leading IP vendors from digital, memory and analog fields in the semiconductor industry, such as ARM Limited, Faraday Technology, Virage Logic Corporation, Rambus Inc., Chipidea Microelectronica S.A. (acquired by MIPS Technologies Inc.), Silicon Image Inc. and Synopsys Inc., to deliver quality IP blocks that have been silicon validated using our advanced processes. Our alliance programs with major electronic design automation vendors, such as Cadence, Magma, Mentor, Synopsys and Ansoft, provide our customers with digital/analog reference design procedures and easy-to-use design solutions. By continuously enhancing our IP offerings, reference design procedures and design services through collaboration with major vendors, we aim to provide complete, accurate and user-friendly SoC solutions to our customers.
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
     We price our products on a per die or per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Our main sales office is located in Taiwan, which is in charge of our sales activities in Asia. Our sales in Europe are currently made through United Microelectronics (Europe) BV, our wholly-owned subsidiary based in Amsterdam. Our sales in North America are made through UMC Group (USA), our subsidiary located in Sunnyvale, California. In addition, we opened a customer support office in Hyderabad Technology Park, India in mid-2007.
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
     We believe that our primary competitors in the foundry services market are Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation and Chartered Semiconductor Manufacturing Ltd., as well as the foundry operation services of some integrated device manufacturers such as IBM and Toshiba. Other competitors such as Samsung, DongbuAnam Semiconductor, Grace Semiconductor Manufacturing Corp., X-FAB Semiconductors Foundries AG and Silterra Malaysia Sdn. Bhd. have initiated efforts to develop substantial new foundry capacity, although much of such capacity involves less cost-effective production than the 12-inch fabs for which we possess technical know-how. New entrants in the foundry business are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. The principal elements of competition in the semiconductor foundry industry include technical competence, production speed and cycle time, time-to-market, research and development quality, available capacity, manufacturing yields, customer service and price. We believe that we compete favorably with the new competitors on each of these elements, particularly our technical competence and research and development capabilities.

Intellectual Property
     Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes and activities. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2007, we held 3,175 U.S. patents and 5,558 patents issued outside of the United States.
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
     We have entered into various patent cross-licenses with major technology companies, including a number of leading international semiconductor companies such as IBM, Renesas and Freescale. We may choose to renew our present licenses or to obtain additional technology licenses in the future. Our license agreement with Texas Instruments expired in December 2007, and we are now in the process of negotiating to renew this license agreement.
Research and Development
     We spent NT$9,634 million, NT$9,419 million and NT$9,631 million (US$297 million) in 2005, 2006 and 2007, respectively, on research and development, which represented 9.6%, 8.4% and 8.5%, respectively, of our net operating revenues for these periods. Our research and development efforts are mainly focused on delivering SoC foundry solutions that consist of the world’s leading process technologies, customer support services and manufacturing techniques. These resources provide our foundry customers with improved opportunities to develop SoC products that supply the global market. Our commitment to research and development can be illustrated by our 2007 research and development expenditures, which reached approximately 8.5% of net operating revenues. In June 2007, we completed the construction of a research and development center for nanometer technologies in the Tainan Science Park. The research and development center allows for seamless application of advanced process technology in the research and development phase to the manufacturing phase, such as our 45 nanometer process technology that has been recently used to fabricate SRAM chips. Our research and development center and our new 300mm fab under construction are being built strategically adjacent to our Fab 12A to allow for easy transfers of engineering resources, technology and equipment among the facilities.
     As of March 31, 2008, we employed 1,096 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

Our Investments
     Depending on the market conditions, we intend to gradually reduce our investments through secondary equity offerings, exchangeable bond offerings and other measures available to our company.
     We sold nil, 2 million, and 78 million common shares of AU Optronics in 2005, 2006 and 2007, respectively. We issued Exchangeable Bonds of US$235 million due 2007 in May 2002, and Exchangeable Bonds of US$206 million due 2008 in July 2003. The first bonds were exchangeable, at the option of the bondholders, into common shares or American depositary shares of AU Optronics, and the second bonds were exchangeable into common shares of AU Optronics. As of December 31, 2004, all bondholders of the Exchangeable Bonds due 2008 had exercised their rights to exchange their bonds into common shares of AU Optronics. Prior to the maturity date of May 10, 2007, 99.9% of the bondholders of the Exchangeable Bonds due 2007 had exercised their rights to exchange their bonds into common shares or American depositary shares of AU Optronics. We redeemed all of the remaining bonds outstanding in the principal amount of US$0.3 million. As of December 31, 2007, we had sold all of the common shares of AU Optronics.
     In 2005, we sold 25 million common shares of Novatek for NT$3,354 million and 29 million common shares of MediaTek for NT$7,605 million. In 2006, we sold 42 million common shares of MediaTek for NT$14,259 million. In 2007, we sold 9 million common shares of MediaTek for NT$5,100 million (US$157 million). As of March 31, 2008, we held 11.32% and 0.48% in Novatek and MediaTek, respectively.
     In addition, we sold 1.95 million common shares of ITE Tech. Inc., or ITE, for NT$260 million (US$8 million) and 10.1 million common shares of Holtek Semiconductor Inc., or Holtek, for NT$720 million (US$22 million) in 2007. As of March 31,2008, we held 19.73% and 18.85% in ITE and Holtek, respectively.
     In connection with the settlement of our litigations with Silicon Integrated Systems, or SiS, we reached an agreement with SiS in late 2002 to enter into business cooperation, including, among other things, exchange of process patents, production support and our board representation in SiS. In July 2004, we acquired SiSMC, a wafer foundry company spun off from SiS in 2003. As of March 31, 2008, we held 16.24% of SiS’s outstanding share capital.
     In January 2006, we sold our 63.48% stake in Hsun Chieh Investment Co., Ltd., or Hsun Chieh, to Hsieh Yong Capital Co., Ltd. and recorded a net gain of NT$13,152 million. The percentage of our ownership in Hsun Chieh decreased from 99.97% to 36.49% after the sale. Our representative currently holds one out of three board seats of Hsun Chieh. As a result of the sale, Hsun Chieh is no longer our consolidated subsidiary.
     The net gain realized from the sale of our stake in Hsun Chieh consists of three components. The first component was a gain of NT$1,624 million calculated as the excess of cash consideration received over the net book value of the 63.48% stake sold. The second component was a gain of NT$14,149 million recorded to reclassify a portion of the additional paid-in capital from a merger which formed Hsun Chieh in 1999. This component was related to the merger of six companies which resulted in the formation of Hsun Chieh. The fair value of the net assets received was deemed to be the value of the consideration for the acquisition of the interests in the six companies and was reflected in the common stock and additional paid-in capital accounts on the balance sheet. The excess of such fair value of net assets received over the assumed liabilities and payment for shares held by the shareholders of the six companies was recorded in the additional paid-in capital account on our consolidated balance sheet. As a result of the sale of 63.48% of ownership interests in Hsun Chieh, we reversed a proportionate share of the Hsun Chieh’s additional paid-in capital account, which had a balance of NT$22,282 million on the date of disposal, and recognized a gain in the consolidated statement of income of NT$14,149 million. These two components were offset in part by a NT$2,621 million loss from a decrease in the current quoted market price of our shares held by Hsun Chieh compared to their original cost.

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
     We believe that we have adopted anti-pollution measures for the effective maintenance of environmental protection standards consistent with the practice of the semiconductor industry in Taiwan. In 2007, we spent approximately NT$168 million (US$5 million) for pollution control equipment. Our monthly waste disposal fees were approximately NT$4.1 million (US$0.1 million), and our annual cost for environmental monitoring was approximately NT$3.1 million (US$0.1 million). We also believe that we are in compliance in all material respects with applicable environmental laws and regulations.
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
     In early 2006, Hsinchu District Prosecutor’s Office brought criminal charges with the Hsinchu District Court against our former Chairman, Robert H. C. Tsao and our former Vice Chairman, John Hsuan in connection with their alleged breach of fiduciary duties and certain violations of the ROC Commercial Accounting Act. Prior to such charges, both our former Chairman and former Vice Chairman resigned from their respective positions with our company. The Hsinchu District Court found our former Chairman and formal Vice Chairman not guilty in October 2007, and the Prosecutor’s office filed an appeal with the Taiwan High Court in November 2007. The case is still pending in the Taiwan High Court.
     The ROC FSC, a regulatory authority that supervises securities, banking, futures, and insurance activities in Taiwan, also began their investigation into any violation of ROC securities laws by us. In April 2005, our former Chairman was fined (1) in the amount of NT$2.4 million by the ROC FSC for our delay in making public disclosure timely (within two days) regarding the information relating to Hejian, which was resolved in the March 4 Resolution, and (2) in the amount of NT$0.6 million for our failure to disclose the information regarding the assistance we had provided to Hejian. Our former Chairman’s appeal in relation to such fines was overruled in early 2006, and a lawsuit had been filed by our former Chairman with the Taipei Administrative High Court. In December 2007, the Taipei Administrative High Court revoked the ROC FSC’s decision and ruled in favor of our former Chairman. In January 2008, the ROC FSC filed an appeal with the Supreme Administrative Court. The case is still pending in the Supreme Administrative Court.

     In connection with the March 4 Resolution, our company was also fined in the amount of NT$30,000 by the Taiwan Stock Exchange for a delay in making public disclosure. After our former Chairman and former Vice Chairman were indicted by the prosecutor, our company was found by the ROC MOEA to be in violation of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area and fined in the amount of NT$5 million for our alleged illegal investment in Hejian. Our appeal to the ROC MOEA in relation to such fines was denied in late 2006. We filed an administrative lawsuit in December 2006 with the Taipei Administrative High Court. In July 2007, the Taipei Administrative High Court revoked the ROC MOEA’s decision and ruled in favor of us. In August 2007, the ROC MOEA filed an appeal with the Supreme Administrative Court. The case is still pending in the Supreme Administrative Court.
     In June 2005, our Singapore Branch as plaintiff issued a Writ of Summons against Tokio Marine & Fire Insurance Company (Singapore) Pte. Ltd. or Tokio Marine, as defendant under a marine cargo insurance policy for the replacement cost of a 300mm Endura System damaged in transit. We believe a chamber of that equipment was damaged in shipment and incurred a cost of approximate US$1.24 million to replace the damaged chamber. Our Singapore Branch filed suit to recover under the insurance policy on the grounds that the equipment was damaged in shipment as a result of rough handling or conditions. Tokio Marine has denied that the incident was a covered event under the policy. In April 2008, trial court entered a judgment in our favor in the amount of US$1.24 million with costs to be taxed in accordance with Singapore law. Although the time for Tokio Marine to appeal has not yet passed, Tokio Marine has paid us US $1.24 million plus interest in accordance with the judgment.
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
     In March 2006, the spouse of Mr. C.F. Shih, a workman employed by Yih-Shin Construction Co., Ltd, or Yih-Shin, one of the subcontractors engaged by us for the construction of the Fab 12A dormitory, filed a request to Taiwan Tainan Prosecutors’ Office for charges against us and other related parties in connection with Mr. Shih’s severe injury in connection with the construction work. While Taiwan Tainan Prosecutor’s Office denied this request, Mr. Shih filed a civil litigation lawsuit against us, Yih-Shin and other related parties in April 2006. Mr. Shih claimed that we, Yih-Shin and other related parties collectively pay NT$21.0 million. In addition, Mr. Shih’s mother and spouse each requested for compensatory damages of NT$0.3 million, and each of Mr. Shih’s three children requested for compensatory damages of NT$0.1 million. This lawsuit is pending Taiwan Tainan District Court’s trial.
     Due to the recent merger between LSI and Agere Systems, Inc., we have, under the applicable Alternate Payment Provisions and Supplemental Licenses with effective date January 1, 2004, or APP, between us and Agere, exercised our option to terminate its payments under the APP. As a result, under the terms of the APP, the licenses granted to Agere and Lucent under our patents and the licenses granted to us under the semiconductor patents owned by Agere, Lucent Technologies and AT&T are terminated. In light of the merger, we believe we can secure more favorable terms than those afforded under the APP, and have entered negotiations with LSI/Agere toward that goal. Based on past experience, we expect to reach a negotiated solution without a material adverse effect on the operations or financial performance of us as a whole.
     In the meantime, in April 2008, LSI filed a petition with the US International Trade Commission naming us and eighteen other companies as proposed respondents (including AMIC Technology, one of our customers). LSI’s petition is based on alleged infringement of US 5,227,335, claiming certain methods for forming nitrided glue layers for tungsten processing in semiconductor fabrication. LSI’s petition seeks an order prohibiting import and/or sale of the accused devices in the US. Under established ITC practice, the ITC has 30 days to decide whether or not to initiate an investigation on the petition.
     On April 18 2008, LSI also filed a complaint in Federal District Court in the Eastern District of Texas, alleging an infringement of the same patent by the same parties. This complaint seeks an injunction or order prohibiting the alleged infringement along with a reasonable royalty, and other damages in a trebled amount on the basis of alleged willfulness. Under the established procedure, if the ITC initiates an investigation, it is likely that this court case will be stayed pending the outcome of the ITC matter.

     Based on an investigation of the patent involved, we believe we have meritorious defenses to LSI’s claims. Moreover, given LSI’s apparent goal to license its patents on non-discriminatory and reasonable terms, we do not expect that these legal proceedings will have a material adverse effect on our operations or financial results as a whole.
Risk Management
     Risk and safety matters are administered by our Group Risk Management and Environmental Safety Health Division, or the GRM & ESH, established in 1998. We are pursuing the goal of a highly protected risk status in the semiconductor industry through the implementation of strict engineering safety procedures, regular enforcement of safety codes and standards, and compliance of detailed industry safety guidelines. Our initiatives include promoting a culture of safety within the organization and equipping each fab with Business Continuity Plan, or BCP, programs and BCP drills to lower the risk of business interruption. The professionally-trained full-time fire brigade is on duty 24-hours a day and armed with state-of-the-art fire fighting equipment to provide services for us as well as other companies in the region and is equipped with self-developed mobile smoke discharging system in cleanrooms without dedicated smoke control systems. We have also adopted the Triple Star Audit Program of AIG Insurance, a global leader in risk management and insurance, since 1999. All fabs have been ranked as top-class following AIG’s risk evaluation and risk improvement recommendations. The audit program focuses on 20 items, including ten Physical Protection Elements and ten Human Elements. Our latest 12-inch fabs, Fab 12A and 12i, obtained triple-stars in all 20 elements in the very first Triple Star Audit.
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
     Our continuous efforts in risk improvement and mitigation programs were recognized by the “clean room risk identification and mitigation” Gold Medal we received in the National Quality Control Circle competition held by the ROC MOEA in 2005. In addition, we were awarded “Outstanding Performance Award” in Risk Management in 2006 by AIG Insurance as a result of our outstanding risk management program.
Insurance
     We maintain industrial all risk insurance for our buildings, facilities, equipment and inventories. The insurance for fabs and their equipment covers physical damage and business interruption losses up to their respective policy limits except for exclusions as defined in the policy. We purchase directors and officers liability insurance for our directors and supervisors, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for. We also maintain public liability insurance for losses to third parties arising from our business operations. We believe that our insurance coverage is adequate to cover all major types of losses relevant to the semiconductor industry practice. However, significant damage to any of our production facilities, whether as a result of fire or other causes, could seriously harm our business.
C. Organizational Structure
     The following diagram shows our corporate structure as of December 31, 2007:

		Percentage of Ownership
Company	Jurisdiction of Incorporation	as of December 31, 2007

UMC Group (USA)	California, USA	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corporation	Cayman Islands	100.00%
United Microelectronics Corp. (Samoa)	Samoa	100.00%
TLC Capital Co., Ltd	Taiwan, ROC	100.00%
UMCi Ltd.	Singapore	100.00%
Fortune Venture Capital Corporation	Taiwan, ROC	99.99%
United Microdisplay Optronics Corp.	Taiwan, ROC	85.24%
UMC Japan	Japan	50.09%
Unitruth Investment Corp.	Taiwan, ROC	100.00%
UMC Capital (USA)	California, USA	100.00%
ECP VITA Ltd.	British Virgin Islands	100.00%
UMO (HK) Limited	Hong Kong	100.00%

D. Property, Plants and Equipment
     Please refer to “— B. Business Overview — Manufacturing Facilities” for a discussion of our property, plants and equipment.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared in accordance with ROC GAAP. You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this annual report. ROC GAAP varies in certain significant respects from US GAAP. These differences and their effects on our financial statements are described in Note 35 to our audited consolidated financial statements included in this annual report.
     For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2007 have been translated into U.S. dollar amounts using US$1.00 = NT$32.43, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2007. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.
Overview
     We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs. We manage our business and measure our results of operations based on a single industry segment.
     Our production capacity has increased modestly in the last three years from approximately 358,000 8-inch wafer equivalents in December 2005 to approximately 382,000 8-inch wafer equivalents in December 2006, to approximately 397,000 8-inch wafer equivalents in December 2007. The larger economies of scale when capacity utilization rate is high have better enabled us to reduce our per unit production cost, which improves margins. However, when capacity utilization rate is low, this increased capacity has led to higher per unit production cost and decreased margins.
     Cyclicality of the Semiconductor Industry
     As the semiconductor industry is highly cyclical, revenues varied significantly over this period. It can take several years to plan and construct a fab and bring it to operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs or acquiring existing fabs in response to anticipated demand growth for semiconductors. In addition, after commencement of commercial operations, fabs can increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent a proportional growth in demand, this increase in supply often results in semiconductor manufacturing overcapacity, which has led to a sharp decline in semiconductor prices and significant capacity under-utilization. With a general recovery in the worldwide semiconductor industry, our average capacity utilization rate decreased to 72.4% in 2005 but increased to 79.5% in 2006 and increased to 81.9% in 2007. We believe that our results in 2005, 2006 and 2007 reflect the ongoing uncertainty in the global economy, conservative corporate information technology spending and low visibility with respect to end market demand.

      Pricing
     We price our products on either a per die or a per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we in general review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed, fluctuations in our products’ average selling prices historically have had a substantial impact on our margins. Our average selling price decreased approximately 7.4% from 2006 to 2007, mainly due to the reduction of average selling price by our customers in spite of our shift towards higher-priced product mix using more advanced technology.
     We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to compete effectively with other leading foundries at a comparable price level.
      Capacity Utilization Rates
     Our operating results are characterized by relatively high fixed costs. In 2005, 2006 and 2007, approximately 74.0%, 69.5% and 64.8%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs. Our variable costs increased in 2007 due to (i) an increase in direct material costs from NT$7,584 million in 2006 to NT$8,803 million (US$268 million) in 2007 due to higher wafer-start quantities and (ii) an increase in costs of spare parts in Fab 12A and Fab 12i from NT$1,810 million and NT$1,296 million in 2006, respectively, to NT$2,771 million (US$84 million) and NT$2,037 million (US$62 million) in 2007, respectively, as a result of more wafer production.
     If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Due to the cyclical nature of the worldwide semiconductor industry, our average capacity utilization rate increased to 79.5% in 2006 from 72.4% in 2005 and increased to 81.9% in 2007. Utilization rates can also be affected by efficiency in production facility and product flow management. Other factors affecting utilization rates are the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply and fire or natural disaster.
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

     Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We began our volume production with 90 nanometer and 65 nanometer technologies in 2004 and 2006, respectively. We expect to see a small amount of 45 nanometer production by the second half of 2008. These types of technology migration require continuous capital and research and development investment. Because developing and acquiring advanced technologies involve substantial capital investment, we expect to continue to spend a substantial amount of capital on upgrading our technologies.
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
     See “Item 4. Information on the Company — B. Business Overview — Our Investments” for a description of our investments.
Treasury Share Programs
     We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. As of December 31, 2005, 2006 and 2007, we purchased an aggregate of 1,278 million, 2,678 million and 2,678 million, respectively, of our shares under these plans. From February 16, 2006 to April 15, 2006, we also purchased 1,000 million of our shares for cancellation. On May 22, 2006, we announced a plan, which is not binding on us, to buy back up to 400 million of our shares on the Taiwan Stock Exchange at a price ranging from NT$13.90 to NT$32.15 per share between May 23, 2006 and July 22, 2006 to transfer to employees. We have no buy back program in 2007. Of the repurchased shares, 137 million and 97 million shares were purchased by our employees in November 2003 and December 2007, respectively; and 1,739 million shares in aggregate were cancelled as of March 31, 2008.
Critical Accounting Policies
General
     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included in the annual report, which have been prepared in accordance with ROC GAAP. ROC GAAP varies in certain respects from US GAAP. These differences and their effects on our financial statements are described in Note 35 to our audited consolidated financial statements included in this annual report. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis and base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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
     The allowances for doubtful accounts accounted for 0.01% and 0.02% of our accounts receivables as of December 31, 2006 and 2007, respectively. Even if we were to change our estimated rate on allowance for doubtful receivables either upward or downward by 10%, there would not have been a material impact on our operating income.
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
Income Taxes
     Most of our existing tax benefits arise from investment tax credits, and others from net operating loss carry-forward and temporary differences. We recognize these tax benefits as deferred tax assets. Income tax expense or benefit is recognized when there is a net change in deferred tax assets and liabilities. A valuation allowance is recorded to reduce our deferred tax assets to the extent that we believe it is more likely than not that the tax benefits will not be realized. The assessment of the valuation allowance involves subjective assumptions and estimates as it principally depends on the estimation of future taxable income and prudent and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or other reasons or in the event we determine that we will not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets valuation allowance may be required with the adjusting amount charged to income in this period. Likewise, should future taxable income be higher than expected due to future market conditions or other reasons or in the event we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to our deferred tax assets valuation allowance would increase income in this period.

     On January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No.109”, or “FIN 48” for US GAAP accounting. As a result of the implementation of FIN 48, our uncertain tax positions are accounted for based on the two-step process prescribed in the interpretation. The first step is to evaluate the tax position for recognition by determining if it is more likely than not that the position will be sustained based on the technical merits. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Although FIN 48 provides further clarification of the accounting for uncertainty in income taxes recognized in the financial statements, significant management judgment must be made and used in connection with the recognition threshold and measurement attribute prescribed by FIN 48. Determination of our uncertain tax positions involves the legal and factual interpretation with respect to the application of relevant tax laws and regulations, along with our assessment of other factors including changes in facts or circumstances, changes in tax law, and/or effectively settled issues under audit. As mentioned above, the application of tax laws and regulations is inherently subject to legal and factual interpretation, judgment and uncertainty. In addition, tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the final settlement of these uncertain tax positions might be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.
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
Pension
     All of our regular employees were entitled to a defined benefit pension plan under the ROC Labor Standards Law, or Labor Standards Law, prior to July 1, 2005. Such pension plan was managed by an independently administered pension fund committee, and fund assets are deposited under the committee’s name at the Bank of Taiwan. On July 1, 2005, the ROC Labor Pension Act, or the Labor Pension Act, became effective, under which qualified employees may elect to apply the pension calculation either under the ROC Labor Standards Law or under the ROC Labor Pension Act in accordance with a new defined contribution plan. The employees that selected to apply the Labor Pension Act may have their seniority previously accrued under the Labor Standards Law retained.
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
Investments in Debt and Equity Securities
     Under US GAAP and ROC GAAP, equity securities over which we exercise no significant influence or control and with readily determinable fair values and debt securities are to be classified as either trading (which are known as financial assets at fair value through profit or loss, or “FVTPL”, under ROC GAAP), available-for-sale or held-to-maturity securities. Debt securities that we have the intent and ability to hold to maturity are classified as held-to-maturity securities and reported at their amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses reported in other comprehensive income under stockholders’ equity. Unrealized losses that are deemed to be other than temporary are charged to earnings. For individual securities classified as either available-for-sale or held-to-maturity, we would determine whether a decline in fair value below cost is other than temporary pursuant to guidance provided by SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”, or “SFAS 115”, and FSP FAS 115-1/124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, or “FSP FAS 115-1/124-1”. We consider, among other factors, information concerning significant adverse changes in market conditions in which the investee operates and operating issues specific to the investee in determining whether a decline in value is temporary. In general, we consider a decline in market value below cost for a continuous period of six months to be other than temporary decline. If the decline in fair value is judged to be non-temporary, the cost basis of the individual security is written down to fair value with a charge against earnings.

Derivative Instruments
     Certain freestanding derivative instruments such as interest rate swap and foreign exchange forward agreements are fair valued at each reporting period end. The fair values of these instruments are determined using market established valuation techniques, which involve certain key inputs such as the expected interest forward rate, expected volatility in interest rates, spot exchange rate and swap point. Any change in such key inputs could materially impact the determination of fair value of these derivative instruments.
Employee Stock Options
     Under ROC GAAP, we apply the intrinsic value method to recognize the difference between the market price of the stock at grant date and the exercise price of the employee stock option as compensation expense. Under US GAAP, for years prior to 2006, we selected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or “APB 25” and applied the intrinsic value method for the accounting of employee stock options. We also disclosed pro forma information regarding net income and earnings per share according to SFAS No. 123, “Accounting for Share-Based Compensation”, or “SFAS 123”. The pro forma net income is determined as if the fair values of the employee stock options were used to determine the compensation expense recognized for the period. Effective January 1, 2006, we adopted the modified prospective transition method provided by SFAS No. 123(R), “Share-Based Payment”, or “SFAS 123(R)” to account for its employee stock options. For equity-settled employee stock options, the corresponding increase in equity is measured at the fair value of the options. For cash-settled employee stock options, the corresponding liability incurred is measured at the fair value of the liability and such fair value is remeasured subsequently at each reporting date through the settlement date.
     The Black-Scholes option-pricing model requires the use of input assumptions, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. We applied the historical realized volatility, which calculates volatility based on the historical stock price volatility over the time period equal to the expected term of the employee stock option, in estimating expected volatility because our shares have been publicly traded for a long time. We adopted the simplified method stated in Staff Accounting Bulletin 107 in estimating the expected term for the employee stock option. The expected term is determined as the mid-point between the vesting period and the contractual term. On the other hand, we believed that historical pattern of dividend yield should be considered for estimating the expected dividend of the underlying employee stock options. SFAS 123(R) stated that for entities based in jurisdictions outside the United States, the risk-free interest rate is the implied yield of zero-coupon government bonds currently available in the market in which the shares are primarily traded. Hence, we use the average yield of Taiwan Government Bond with the remaining term similar to the expected term as the risk-free interest rate. The estimates of option fair value are not expected to foresee future events or the values realized by employees who receive stock option at the end of plans. In addition, later events are not indicative of the rationality of the initial estimates of the fair value of options used by us.
     Employee stock options granted prior to our adoption of SFAS 123(R) that have not vested by the adoption date will be expensed over the remaining portion of the vesting period, based on the fair value on the grant date estimated in accordance with the original provisions of SFAS 123. The expense is distributed to manufacturing cost, sales and marketing, general and administrative and research and development according to the employees’ respective function. Pursuant to SFAS 123(R), we adjust employee stock option expenses on an annual basis for changes in expected forfeitures based on the examination of latest employee stock option forfeiture activity. The effect of adjusting the forfeiture rate used for expense amortization after January 1, 2006 is recognized in the corresponding period in which the expected forfeiture rate is changed.
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
     Our total depreciation expenses decreased from NT$51,366 million in 2005 to NT$44,256 million in 2006 and decreased to NT$37,785 million (US$1,150 million) in 2007. This was due to benefits we have received from the reduced depreciation of 200mm facilities and equipment since 2006 which were offset by increased expenditures related to the purchase of equipment and the capacity expansion in 300mm manufacturing facilities in 2005.
Operating Expenses
     Our operating expenses consist of the following:
•	Sales and marketing expenses. Sales and marketing expenses consist primarily of intellectual property development expenses, salaries and related personnel expenses, wafer sample expenses and related marketing expenses. Wafer samples are actual silicon samples of our customers’ early design ideas made with our most advanced processes and provided to those customers.

•	General and administrative expenses. General and administrative expenses consist primarily of salaries for our administrative, finance and human resource personnel, fees for professional services, and cost of computer and communication systems to support our operations.

•	Research and development expenses. Research and development expenses consist primarily of research testing related expenses, salaries and related personnel expenses and depreciation on the equipment used for our research and development.
Non-operating Income and Expenses
     Our non-operating income principally consists of:
•	interest income, which has been primarily derived from time deposits;

•	investment income accounted for under the equity method, which has been primarily derived from the recognition of investee companies’ net income based on the percentage of their ownership we hold;

•	gain on disposal of investments, which has been primarily derived from our disposal of long-term investments accounted for under the equity method, available-for-sale financial assets and financial assets measured at cost;

•	dividend income, which has been primarily derived from the financial instruments of financial assets at fair value through profit or loss, available-for-sale financial assets and financial assets measured at cost; and

•	other income, which has been primarily derived from our branch’s grant income received from the government in Singapore.

     Our non-operating expenses principally consist of:
•	loss on valuation of financial assets and liabilities, which have been primarily derived from disposal of and changes in the values of financial assets and liabilities classified as FVTPL according to ROC SFAS 34;

•	impairment loss, which have been primarily derived from the loss recognized in our long-term investments; and

•	loss on decline in market value and obsolescence of inventories, which have been primarily derived from an allowance for loss on decline in market value or obsolescence of inventories.
Taxation
     Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of four or five years following each such capital increase. This tax exemption resulted in tax savings of approximately NT$271 million, NT$176 million and NT$939 million (US$29 million) in 2005, 2006 and 2007, respectively. Our current tax rate is 25%, the same rate applicable to companies outside the Hsinchu Science Park.
     We also benefit from other tax incentives generally available to technology companies in Taiwan, including tax credits applicable against corporate income tax that range from 30% to 50% of the amount of certain research and development and employee training expenses and 5% to 20% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately NT$3,564 million, nil and NT$1,072 million (US$33 million) in 2005, 2006 and 2007, respectively.
     After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$67 million, NT$3,261 million and NT$2,810 million (US$87 million) of tax expense in 2005, 2006 and 2007, respectively. Our effective income tax rate in 2007 was 14.28%.
     In 1997, the ROC Income Tax Law was amended to integrate corporate income tax and shareholder dividend tax to eliminate the double taxation effect for resident shareholders of Taiwan companies. Under the amendment, all retained earnings generated from January 1, 1998 and not distributed to shareholders as dividends in the following year will be assessed a 10% retained earnings tax. See “Item 10. Additional Information—E. ROC Tax Considerations—Dividends.” As a result, if we do not distribute all of our annual retained earnings generated beginning January 1, 1998 as either cash and/or stock dividends in the following year, these earnings will be subject to the 10% retained earnings tax. In addition, the ROC government enacted the ROC Income Basic Tax Act, also known as the “Minimum Income Tax Statute”, or the Statute, which became effective on January 1, 2006 and imposes an alternative minimum tax, or AMT. The AMT imposed under the Statute is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the Statute. In accordance with the Statute, a company will be subject to a 10% AMT if its annual taxable income under the Statute exceeds NT$2 million.
Comparisons of Results of Operations
     The following table sets forth some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Year Ended December 31,
	2005	2006	2007
Net operating revenues	100.0%	100.0%	100.0%
Costs of goods sold	90.4	80.9	79.2

Gross profit	9.6	19.1	20.8
Operating expenses:
Sales and marketing	3.7	3.0	3.6
General and administrative	4.4	3.1	3.3
Research and development	9.6	8.4	8.5

Operating income (loss)	(8.1)	4.6	5.4
Net non-operating income	13.7	28.1	12.0

Income before income tax and minority interest	5.6	32.7	17.4
Income tax expense	(0.1)	(2.9)	(2.5)

Cumulative effect of changes in accounting principles (the net amount after deducted tax expense)	(0.1)	(1.1)	—
Minority interest loss	1.6	0.4	0.1

Net income	7.0	29.1	15.0

2006 Compared with 2007
     Net operating revenues. Net operating revenues increased by 1.2% from NT$112,004 million in 2006 to NT$113,311 million in 2007, largely attributable to an increase in customer demand, which resulted in a 8.3% increase in wafers sold, from 3,458 thousand wafers in 2006 to 3,745 thousand wafers in 2007, and our shift towards higher-priced product mix using more advanced technology.
     Cost of goods sold. Cost of goods sold decreased by 1.0% from NT$90,638 million in 2006 to NT$89,768 million in 2007. Our capacity utilization rate increased from 79.5% in 2006 to 81.9% in 2007.
     Gross profit and gross margin. Our gross margin fluctuation depends on the level of manufacturing capacity, wafer shipments and product mix. Gross margin increased from 19.1% in 2006 to 20.8% in 2007, which was primarily driven by higher capacity utilization in 2007. As our utilization rates increased, our costs were allocated over a larger number of units, which led to lower unit costs.
     Operating income and operating margin. Operating income increased substantially from NT$5,159 million in 2006 to NT$6,119 million (US$189 million) in 2007. Our operating margin increased from 4.6% in 2006 to 5.4% in 2007. The increase in operating margin is largely due to an increase in gross margin.
     Sales and marketing expenses. Our sales and marketing expenses increased by 20.9% from NT$3,366 million in 2006 to NT$4,069 million (US$125 million) in 2007. The increase in sales and marketing expenses was mainly due to increases in sample and mask expenses for sales promotion. Our sales and marketing expenses as a percentage of our net operating revenues increased from 3.0% in 2006 to 3.6% in 2007.
     General and administrative expenses. Our general and administrative expenses increased by 8.8% from NT$3,422 million in 2006 to NT$3,724 million (US$115 million) in 2007. The increase in general and administrative expenses was primarily due to increases in personnel related expenses as a result of increases in headcounts and salaries in 2007. Our general and administrative expenses as a percentage of our net operating revenues increased from 3.1% in 2006 to 3.3% in 2007.
     Research and development expenses. Our research and development expenses increased by 2.3% from NT$9,419 million in 2006 to NT$9,631 million (US$297 million) in 2007. The increase in research and development expenses resulted primarily from our continued development of 90-nanometer and 65-nanometer process technologies. Our research and development expenses as a percentage of our net operating revenues increased from 8.4% in 2006 to 8.5% in 2007.
     Net non-operating income. Net non-operating income substantially decreased by 56.9% from NT$31,429 million in 2006 to NT$13,551 million (US$418 million) in 2007 mainly due to the decrease in gain on disposal of investments. Gain on disposal of investments decreased from NT$28,651 million in 2006 to NT$12,041 million (US$371 million) in 2007. Our gain on disposal of investment in 2006 consists of NT$13,152 million which we recognized from our disposal of investment in Hsun Chieh in that year.

     Net income. Due to the factors described above, we earned a net income of NT$16,962 million (US$523 million) in 2007, compared to a net income of NT$32,619 million in 2006.
2005 Compared with 2006
     Net operating revenues. Net operating revenues increased by 11.7% from NT$100,316 million in 2005 to NT$112,004 million in 2006, largely attributable to an increase in customer demand, which resulted in a 15.3% increase in wafers sold, from 2,999 thousand wafers in 2005 to 3,458 thousand wafers in 2006. The increase in our net operating revenues was attributable to an increase in our sales volume in 2006, partially offset by a 1.3% decrease in average selling price as compared to 2005 as a result of a fall in market pricing in spite of a shift towards higher-priced product mix using more advanced technology. Our 0.15 micron and more advanced technologies had contributed approximately 46.4% of our net wafer sales in 2006, as compared to 39.0% in 2005.
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
     Operating income and operating margin. Our operating loss was NT$8,087 million in 2005 compared to an operating income of NT$5,159 million in 2006. Our operating margin increased from (8.1)% in 2005 to 4.6% in 2006. The increase in operating margin is largely due to an increase in gross margin. Operating expenses decreased by 8.7% from NT$17,760 million in 2005 to NT$16,207 million in 2006.
     Sales and marketing expenses. Our sales and marketing expenses decreased by 10% from NT$3,739 million in 2005 to NT$3,366 million in 2006. The decrease in sales and marketing expenses was mainly derived from consolidating different subsidiaries in 2006 than in 2005, partially offset by an increase in our purchase of intellectual properties from third parties to assist our customers to develop SoC. Our sales and marketing expenses as a percentage of our net operating revenues decreased from 3.7% in 2005 to 3.0% in 2006.
     General and administrative expenses. Our general and administrative expenses decreased by 22.0% from NT$4,387 million in 2005 to NT$3,422 million in 2006. The decrease in general and administrative expenses was largely due to consolidating different subsidiaries in 2006 than in 2005, as well as the absence of amortization of goodwill generated from business combinations since January 1, 2006 pursuant to the ROC SFAS 25, “Business Combination — Accounting Treatment under Purchase Method”. If we had accounted for goodwill in accordance with the requirements in the prior year, net income in 2006 would have decreased NT$859 million. Our general and administrative expenses as a percentage of our net operating revenues decreased from 4.4% in 2005 to 3.1% in 2006.
     Research and development expenses. Our research and development expenses decreased by 2.2% from NT$9,634 million in 2005 to NT$9,419 million in 2006, primarily due to the offset effect as a result of the decrease in our consolidated subsidiaries, in spite of the increase in research and development expenses of UMC in connection with its continued development of 90-nanometer and 65-nanometer process technologies. Our research and development expenses as a percentage of our net operating revenues decreased from 9.6% in 2005 to 8.4% in 2006.
     Net non-operating income. Net non-operating income substantially increased by 129.5% from NT$13,693 million in 2005 to NT$31,428 million in 2006 mainly due to the gain on disposal of investments. Gain on disposal of investments increased from NT$10,277 million in 2005 to NT$28,651 million in 2006, of which we recognized NT$13,152 million gain on disposal of investment in Hsun Chieh, one of our subsidiaries in and prior to 2005 but an equity-method investee in 2006.

     Net income. Due to the factors described above, we incurred a net income of NT$32,619 million in 2006, compared to a net income of NT$7,027 million in 2005.
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
     We have financed our capital expenditure requirements with cash flows from operations as well as from bank borrowings, the issuance of bonds and equity-linked securities denominated in NT dollars and U.S. dollars and the proceeds from our ADS offering in September 2000. We incurred capital expenditures of NT$22,163 million, NT$33,240 million and NT$28,299 million (US$873 million) in 2005, 2006 and 2007, respectively, requiring a significant amount of funding from financing activities. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows. Cash flows significantly exceed operating income, reflecting the significant non-cash depreciation expense. We generated cash flows from operations of NT$45,046 million, NT$47,078 million and NT$48,079 million (US$1,483 million) in 2005, 2006 and 2007, respectively.
     As of December 31, 2007, we had NT$47,678 million (US$1,470 million) of cash and cash equivalents and NT$4,805 million (US$148 million) of FVTPL.
     We believe that our working capital, cash flow from operations and unused lines of credit are sufficient for our present requirements.
     Operating Activities
     Our operating activities generated cash of NT$48,079 million (US$1,483 million) in 2007. Cash generated from our operating activities for 2007 significantly exceeded net income due to the add-back of non-cash items, such as depreciation and amortization in the amount of NT$39,168 million (US$1,208 million).
     Investment Activities
     Net cash used in our investment activities was NT$21,799 million (US$672 million) in 2007. In 2007, we used cash of NT$28,299 million (US$873 million) to purchase equipment primarily used at our fabs. This was offset by the net cash provided by acquisition and disposal of available-for-sale financial assets in the amount of NT$5,314 million (US$164 million).
     Financing Activities
     Net cash used in our financing activities was NT$72,694 million (US$2,242 million) in 2007. In 2007, we carried out a capital reduction plan, and cancelled 5,739 million or about 30% of our outstanding shares, for the purpose of increasing shareholders’ return on equity and reducing idle funds. The net cash used in the capital reduction was NT$53,844 million (US$1,660 million). We also repaid long-term loans and bonds of NT$5,355 million (US$165 million) in cash in 2007.

     We had NT$359 million (US$11 million) outstanding short-term loans as of December 31, 2007. We had total availability under existing short-term lines of credit, which can be drawn in NT dollars, U.S. dollars, Japanese Yen, Singapore dollars and/or Euros at our discretion, of NT$12,197 million (US$376 million) as of December 31, 2007. All of our short-term loans are revolving facilities with terms of three months, six months or one year, which may be extended for terms of six months or one year each with lender consent. The weighted average annual effective interest rate under these facilities ranged between 3.43% and 5.43% as of December 31, 2007. Our obligations under our short-term loans are unsecured.
     We had bonds payable of NT$30,385 million (US$937 million) in the aggregate as of December 31, 2007.
     As of December 31, 2007, our outstanding long-term liabilities primarily consisted of:
•	NT$3 billion unsecured domestic bonds due April 2008;

•	NT$15 billion unsecured domestic bonds, consisting of two tranches: NT$7.5 billion five-year unsecured bonds with interest rates of 4.0% minus 12-month U.S. dollar LIBOR but at the minimum of 0%, and NT$7.5 billion seven-year unsecured bonds with interest rates of 4.3% minus 12-month U.S. dollar LIBOR but at the minimum of 0%; and

•	US$381.4 million Zero Coupon Convertible Bonds due 2008.
     In October 2005, we issued US$381.4 million Zero Coupon Convertible Bonds due 2008. The proceeds of this offering have been used to purchase of raw materials abroad. The bonds are convertible at the option of the bondholders into our ADSs at an initial conversion price of US$3.814 per ADS at any time on or after November 4, 2005 and are redeemable by us under certain circumstances on or any time after April 5, 2007. The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The conversion price was US$4.253 per ADS effective on October 8, 2007. As none of the bondholders had exercised their conversion right prior to the maturity date, we redeemed all of the remaining bonds outstanding in the principal amount of US$381.4 million in February 2008.
     The current portion of bonds due within one year was NT$22,889 million (US$706 million).
     Capital Expenditures
     We have entered into several construction contracts for the expansion of our factory space. As of December 31, 2007, these construction contracts amounted to NT$3,152 million (US$97 million) with an unaccrued portion of the contracts of NT$1,094 million (US$34 million).
     In 2007, we spent approximately NT$28,299 million (US$873 million) primarily to purchase 8-inch and 12-inch wafer-processing equipment and other equipment for research and development and production purposes. Our initial budget for purchases of semiconductor manufacturing equipment for 2008 is approximately US$500 million to 700 million. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook.
     We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure requirements at least through the end of 2008. We also expect to fund a portion of our capital requirements in 2008 through the cash provided by operating activities. Due to rapid changes in technology in the semiconductor industry, however, we have frequent demand for investment in new manufacturing technologies. We cannot assure you that we will be able to raise additional capital, should that become necessary, on terms acceptable to us, or at all. If financing is not available on terms acceptable to us, management intends to reduce expenditures so as to delay the need for additional financing. To the extent that we do not generate sufficient cash flows from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings to finance our working capital needs or our future expansion plans. The sale of additional equity or equity-linked securities may result in additional dilution to our shareholders. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our products and change in our product mix, which in turn may be adversely affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the average selling prices of our products. The average selling prices of our products have been subjected to downward pressure in the past and are reasonably likely to be subject to further downward pressure in the future. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

Transactions with Related Parties
     Our transactions with related parties have been conducted on arm’s-length terms. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 27 to our audited consolidated financial statements included in this annual report.
Inflation/Deflation
     We do not believe that inflation in the ROC has had a material impact on our results of operations.
US GAAP Reconciliation
     Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain significant respects from US GAAP. Such differences include methods of consolidation and methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP. Note 35 to our audited financial statements, included in this annual report, provides a discussion and quantification of the differences between ROC GAAP and US GAAP as they related to us. We provide a summary of some material differences included therein below.
     The following table sets forth a comparison of our net income and stockholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated.

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in millions)
Net income (loss)
Net income, ROC GAAP	7,027	32,619	16,962	523
US GAAP adjustments
Compensation	(2,441)	(2,106)	(2,648)	(82)
Equity investees	690	(56)	(4)	—
Investment in debt and equity securities.	169	1,037	319	10
Exchangeable bond liabilities	(39)	199	—	—
Goodwill amortization and impairment loss	(19,333)	—	(23,761)	(733)
Treasury stock and related disposal	102	(10,842)	(132)	(4)
Derivative instruments	(1,612)	1,126	—	—
Income tax effect	(232)	(180)	—	—

Net income (loss), US GAAP	(15,669)	21,797	(9,264)	(286)

Stockholders’ equity
Stockholders’ equity, ROC GAAP	258,284	291,165	236,467	7,292
Compensation	56	(685)	(513)	(16)
Equity investees	3,784	22	(498)	(15)
Investment in debt and equity securities.	37,333	353	236	7
Exchangeable bond liabilities	(702)	—	—	—
Goodwill amortization and impairment loss	38,114	37,948	14,187	438
Treasury stock and related disposal	—	(4,476)	(3,104)	(96)
Derivative instruments	(624)	—	—	—
Income tax effect	180	—	—	—
Pension	—	(165)	527	16

Stockholders’ equity, US GAAP	336,425	324,162	247,302	7,626

Note.	Refer to Note 35 to our audited financial statements included elsewhere in this annual report.

     Differences between ROC GAAP and US GAAP that have a material effect on our net income and stockholders’ equity under ROC GAAP include compensation expenses, investments in debt and equity securities, goodwill, treasury stock and related disposal, derivative instruments, and pension.
Compensation Expenses
     Pursuant to our articles of incorporation, we are required, under certain circumstances, to distribute a certain percentage of unappropriated earnings as employee bonuses and remuneration to directors and supervisors. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Remuneration to directors and supervisors is settled in cash. For years starting from 2005, our articles of incorporation were revised to specify that employee bonuses can be settled in cash or shares or a combination of both. The number of shares distributed as employee bonuses is determined by dividing the total nominal NT dollar amount of the bonuses to be settled in shares by the par value of the shares, which is NT$10 per share, rather than their market value, which is generally been substantially higher than the par value. Under ROC GAAP, the distribution of employee bonuses and remuneration to directors and supervisors are treated as appropriation of retained earnings, and we are not required to charge, and have not charged, them to earnings. Under US GAAP, however, we are required to charge the market value of the shares and the cash amount for employee bonus remuneration as compensation expenses, correspondingly reducing our net income and earnings per share. After shareholders approve the employee bonuses in the subsequent year, adjustment of compensation expense, if any, is recorded for the difference between minimum employee bonuses accrued and the final amount paid to employees at the grant date fair value. Accordingly, our net income and earnings per share calculated under ROC GAAP and US GAAP will be different. See Note 35 to our audited consolidated financial statements.
     Under ROC GAAP, we apply the intrinsic value method to recognize the compensation expense for employee stock options. Since January 1, 2004, we also disclose pro forma net income and earnings per share as if fair value method were adopted. Under US GAAP, we applied the intrinsic value method for the accounting of employee stock options and disclosed pro forma information regarding net income and earnings per share required by SFAS 123 for years prior to 2006. Effective January 1, 2006, we adopted the modified prospective transition method provided by SFAS 123(R). As of December 31, 2007, there was NT$2,179 million (US$67 million) of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the employee stock option plan. The cost is expected to be recognized over a period of 3.5 years on a weighted-average basis. For equity-settled employee stock options, the corresponding increase in equity is measured at the grant date fair value. For cash-settled employee stock options, the corresponding liability incurred is measured at the fair value on the cash-settlement date, and is remeasured at each reporting date through the settlement date.
Investments in Debt and Equity Securities
     Under ROC GAAP, investment in restricted stock, for which sale is restricted by governmental or contractual requirement is accounted for as available-for-sale or cost-method securities. Under US GAAP, however, our restricted investment does not meet the definition of an equity security with readily determinable fair values and therefore is accounted for as cost method investment.
     When we loses our significant influence on an investment accounted for under equity method and reclassifies it as available-for-sale securities, the proportionate share of an investee’s other comprehensive income should remain as a part of the carrying amount of the investment under ROC GAAP and the dividends received from available-for-sale securities which were declared from pre-acquisition profits are deducted from the cost of the securities. Under US GAAP, the proportionate share of an investee’s other comprehensive income should be offset against the carrying amount of the investment at the time significant influence is lost, and the dividends received from available-for-sale securities are accounted for as dividend income.

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
     Goodwill is subject to an annual impairment test or more frequently whenever events and circumstances change indicating the goodwill may be impaired. Under ROC GAAP, our assessment includes identifying the goodwill-allocated cash generating unit (“CGU”), determining the recoverable amount of CGU by using cash flow analysis, and ultimately comparing the recoverable amount with the carrying amount of CGU including goodwill. If CGU’s carrying amount is greater than its recoverable amount, an impairment loss is recognized and the written-down of goodwill cannot be reversed. Under US GAAP, we have identified only one reporting unit, whose fair value is best determined by its quoted market prices on the New York Stock Exchange (for our ADS securities) and on the Taiwan Stock Exchange (for our common stock). The fair value of the reporting unit is allocated to relevant individual asset and liability to determine the fair value of the goodwill assigned to the reporting unit. If the carrying value of the goodwill is greater than its fair value, we write down the goodwill and recognize the impairment loss. Such write-down cannot be reversed. The derived fair value of goodwill as of December 31, 2005 and 2007 were below its carrying values. As such, we recognized a goodwill impairment charge of NT$20,660 million, nil and NT$23,761 million for the years ended December 31, 2005, 2006 and 2007, respectively. The goodwill impairment charge of NT$23,761 for the year ended December 31, 2007 was based on our best estimate, and a full evaluation of the goodwill impairment is expected to be completed in 2008. There could be adjustments to the preliminary goodwill impairment charge once the full evaluation of the goodwill impairment analysis is further refined and completed. These adjustments to the impairment loss could be material. Any adjustments to our preliminary estimates as a result of completing this evaluation will be recorded in our consolidated statement of operations for the year ended December 31, 2008.
Treasury stock and related disposal
     Some of our subsidiaries and equity method investees also hold our shares as investments. Under ROC GAAP, reciprocal shareholdings held by subsidiaries, but not equity investees, are recorded as treasury stocks on our books. Under US GAAP, however, reciprocal shareholdings, whether being held by subsidiaries or equity investees, are recorded as treasury stocks on our books. During 2006, we disposed part of our investment in one of our consolidated entities in 2005. As a result, we lost our control over such entity and have accounted for it under the equity method. Under ROC GAAP, since we no longer possess controlling power over such entity, we recognized gain from disposal of investments. Under US GAAP, however, since such entity holds our shares as investments, the disposal gain related to the reciprocal shareholdings was recognized as additional paid-in capital.
Derivative Instruments
     Under US GAAP, as prescribed by SFAS 133, the embedded derivative features contained in exchangeable bonds and credit-linked deposits are bifurcated and separately accounted for, if the economic characteristics and risks of the embedded derivative instruments and the host contracts are not clearly and closely related. Those bifurcated embedded derivatives are accounted for at fair value with the changes in fair value included in earnings of the year. Freestanding derivatives such as interest rate swap agreements are recorded at fair value with changes in fair value charged to earnings unless hedge accounting has been applied. Under ROC GAAP, those derivative instruments are neither bifurcated nor required to be accounted for as a hedging instrument before the adoption of ROC SFAS 34 and SFAS 36 effective January 1, 2006. See Note 35 to our audited consolidated financial statements.

Pension
     Under ROC GAAP, a minimum pension liability should be measured as the excess of accumulated benefit obligation over the fair value of the plan assets and allowed the unrecognized items, including prior service costs and credits, gains or losses and transition obligations and assets to be reported in disclosure shown as a plan’s funded status. Under US GAAP, SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” or “SFAS 158”, effective from the fiscal year ended December 15, 2006, replaced the requirement to report a minimum pension liability and required an employer to recognize an asset for a plan’s overfunded status or a liability for a plan’s underfunded status with an offsetting adjustment to accumulated other comprehensive income, or AOCI.
Recent Accounting Pronouncements
     In November 2007, the Accounting Research and Development Foundation in Taiwan (ARDF) issued ROC SFAS No. 10, “Accounting for Inventory”, or “ROC SFAS 10”, which provides guidance on initial recognition, measurement, presentation and disclosure of inventory. Last-In-First-Out is not permitted. Idle facility expense and wasted material (spoilage) shall be recognized as current-period charges. The allocation of fixed production overheads to the costs of conversion shall be based on the normal capacity of the production facilities. Inventories are carried at the lower of cost and net realizable value. The rule of cost or net realizable value, whichever is lower, should be applied directly to each item, not to the total of the inventory. The standard is effective from January 1, 2009. We do not expect this statement to have a material impact on our consolidated financial statements.
     In August 2007, ARDF issued ROC SFAS No. 39, “Accounting for share-based payment”, or “ROC SFAS 39”, which provides guidance on accounting treatment for share-based payment. A share-based payment is a transaction in which the entity receives or acquires goods (inventories, property, plant, and equipment, intangible assets, and other non-financial assets) or services either as consideration for its equity instruments (stocks or stock options) or by incurring liabilities for amounts based on the price of the entity’s share or other equity instruments of the entity. The accounting requirement for an entity’s share-based payment depends on how the transaction will be settled. Equity-settled share-based payment transactions, in which the entity receives goods or services as consideration for equity instruments of the entity (including stocks or stock options), and cash-settled share-based payment transactions, in which the entity acquires goods or services by incurring liabilities to the supplier of those goods or services, are based on the price (or value) of the entity’s shares or other equity instruments of the entity. In addition, the fair value of the equity instruments granted is used and measured on the grant date for transactions with employees; for transactions with parties other than employees, the fair value should be measured at the date the entity receives the relevant goods or services. ROC SFAS No. 39 is effective for the entity beginning January 1, 2008. Upon adopting ROC SFAS 39, we will change our accounting treatment of share-based payment for options granted on or after January 1, 2008.
     In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”, or “SFAS 157”. SFAS 157 defines fair value, provides a framework for measuring fair value under current standards in GAAP, and requires additional disclosure about fair value measurements. In accordance with SFAS 157, the definition of fair value retains the exchange price notion, and exchange price is defined as the price in an orderly transaction between market participants to sell an asset or transfer a liability. If there is a principal market for the asset or liability, the fair value measurement should reflect that price, whether that price is directly observable or otherwise used in a valuation technique. Depending on the asset or liability being valued, the inputs used to determine fair value can range from observable inputs (i.e. prices based on market data independent from the entity) and unobservable inputs (i.e. entity’s own assumptions about the assumptions that market participants would use). SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and will be effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. 157-1, or FSP FAS 157-1 and FASB Staff Position No. 157-2, or FSP FAS 157-2. FSP FAS 157-1 was issued to exclude FASB Statement No. 13 “Accounting for Leases”, or “SFAS 13” and its related interpretive accounting pronouncements that address leasing transactions in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. FSP FAS 157-2 was issued to postpone the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We are currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on our financial statements.

     In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities “, or “SFAS 159”, which amends SFAS 115 and allows companies to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 also provides presentation and disclosure requirements that will enable users to compare similar types of assets and liabilities of different entities that have different measurement attributes. SFAS 159 is effective for an entity’s fiscal year beginning after November 15, 2007. We are currently evaluating the impact, if any, the adoption of SFAS 159 will have on our financial statements.
     In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations”, or “SFAS 141(R)”. SFAS 141(R) will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Some of the changes, such as the accounting for contingent consideration, will introduce more volatility into earnings, and may impact a company’s acquisition strategy. SFAS 141(R) is effective for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). The impact that adoption of SFAS 141(R) will have on our financial position and results of operation will be dependent upon the specific terms of any applicable future business combinations.
     In December 2007, FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”, or “SFAS 160”, which amends of ARB No. 51. SFAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. It also requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. SFAS 160 is effective for both public and private companies for fiscal years beginning on or after December 15, 2008, and early adoption is prohibited. We are currently evaluating the impact, if any, the adoption of SFAS 160 will have on our financial statements.
     In December 2007, SEC issued SAB 110, “The use of a simplified method in developing an estimate of expected term of plain vanilla share options in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment”, or “SAB 110”. In particular, the staff indicated in SAB 107 that it will accept a company’s election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. At the time SAB 107 was issued, the staff believed that more detailed external information about employee exercise behavior would, over time, become readily available to companies. Therefore, the staff stated in SAB 107 that it would not expect a company to use the simplified method for share option grants after December 31, 2007. The staff understands that such detailed information about employee exercise behavior may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. SAB 110 is effective for an entity’s fiscal year beginning after January 1, 2008. This standard is not expected to have a material impact on the Company’s consolidated financial statements in the near future.

     In March 2008, FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”, or SFAS 161. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This standard is not expected to have a material impact on our future consolidated financial statements.
C. Research, Development, Patents and Licenses, Etc.
     The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$9,634 million, NT$9,419 million and NT$9,631 million (US$297 million) in 2005, 2006 and 2007, respectively, in research and development, which represented 9.6%, 8.4% and 8.5%, respectively, of net operating revenues for such years. We believe that our continuous spending on research and development will help us maintain our position as a technological leader in the foundry industry. As of March 31, 2008, we employed 1,096 professionals in our research and development division.
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
F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2007.

	Payments Due by Period
		Less than 1			After 5
	Total	Year	1-3 Years	4-5 Years	Years
	(consolidated) (in NT$ millions)
Long-term debt(1)
Unsecured bonds	30,396	22,896	7,500	—	—
Capital lease obligations(2)	—	—	—	—	—
Operating leases obligations(3)	3,209	296	531	492	1,890
Purchase obligations(4)	3,737	—	—	—	—
Other long-term obligations(5)	3,820	—	—	—	—
Total contractual cash obligations	41,162	27,012	8,031	4,229	1,890

(1)	Assuming the convertible bonds are paid off upon maturity.

(2)	Represents our obligations to make lease payments for equipment.

(3)	Represents our obligations to make lease payments to use machineries, equipments and land on which our fabs are located, primarily in the Hsinchu Science Park and the Tainan Science Park in Taiwan and, Pasir Ris Wafer Fab Park in Singapore, and UMCJ.

(4)	Represents commitments for construction and purchase of raw materials. These commitments are not recorded on our balance sheet as of December 31, 2007.

(5)	Represents intellectual properties and royalties payable under our technology license agreements. The amounts of payments due under these agreements are determined based on fixed contract amounts.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors, Supervisors and Senior Management
     The following table sets forth the name, age, position, tenure and biography of each of our directors, supervisors and executive as of March 31, 2008. There is no family relationship among any of these persons.
     In the shareholders’ meeting held on June 12, 2006, our shareholders elected five new directors, Fu-Tai Liou, Shih-Wen Sun, Stan Hung, Chung-Laung Liu and Chun-Yen Chang, and two new supervisors, Ta-Sing Wang and Ting-Yu Lin. The newly elected directors and supervisors took their offices on June 12, 2006. Wen-Yang Chen was appointed as a representative of Hsun Chieh Investment Co. to replace Peter Chang on October 1, 2007. Chitung Liu was appointed as a representative of Silicon Integrated Systems Corp. to replace Stan Hung on December 21, 2007. The business address of our directors, supervisors and executive officers is the same as our registered address.

Name	Age	Position	Years with Us
Jackson Hu (1)	59	Chairman, Director (Representative of Hsun Chieh Investment Co.) and Chief Executive Officer	5
Ching-Chang Wen (2)	58	Director (Representative of Hsun Chieh Investment Co.) and President of Central Integrated Manufacturing & Technology	10
Wen-Yang Chen (3)	55	Director (Representative of Hsun Chieh Investment Co.) and Senior Vice President	28
Fu-Tai Liou	55	Director (Representative of Hsun Chieh Investment Co.) and President of Quality & Reliability Assurance	11
Shih-Wei Sun (4)	51	Director (Representative of Silicon Integrated Systems Corp.) and Chief Operating Officer	13
Chitung Liu (5)	42	Director (Representative of Silicon Integrated Systems Corp.) and Chief Financial Officer	7
Paul S.C. Hsu (6)	72	Independent Director	4
Chung-Laung Liu (6)	74	Independent Director	2
Chun-Yen Chang (6)	71	Independent Director	2
Tzyy-Jang Tseng	58	Supervisor (Representative of Hsun Chieh Investment Co., Ltd.)	7
Ta-Hsing Wang	35	Supervisor (Representative of Silicon Integrated Systems Corp.)	2
Ting-Yu Lin	47	Supervisor	2

(1)	Jackson Hu is a representative of Hsun Chieh Investment Co. after the shareholders’ meeting on June 12, 2006.

(2)	Ching-Chang Wen is a representative of Hsun Chieh Investment Co. after the shareholders’ meeting on June 12, 2006.

(3)	Wen-Yang Chen was appointed as a representative of Hsun Chieh Investment Co. on October 1, 2007.

(4)	Shih-Wei Sun is a representative of Silicon Integrated Systems Corp. after the shareholders’ meeting on June 12, 2006.

(5)	Chitung Liu was appointed as a representative of Silicon Integrated Systems Corp. on December 21, 2007.

(6)	Member of the Audit Committee.
     Jackson Hu is the Chairman, director and the Chief Executive Officer of our company. Dr. Hu is a representative of Hsun Chieh Investment Co. Dr. Hu earned his Bachelor’s degree in electrical engineering from National Taiwan University in 1971 and Master’s and Ph.D. degrees in Computer Science from the University of Illinois at Urbana-Champaign. He also obtained an MBA from Santa Clara University. Dr. Hu joined us at the beginning of 2003 as the president of our New Business Development Group and head of the Design Support Division. Prior to joining us, Dr. Hu served as the president and chief executive officer of SiRF Technology Inc. from 1996 to 2002 and the senior vice president and general manager of S3 from 1994 to 1996. Dr. Hu is also an independent director of Compal Communications, Inc.
     Ching-Chang Wen is a director and the President of Central Integrated Manufacturing & Technology of our company. Dr. Wen is a representative of Hsun Chieh Investment Co. He received a Ph.D. degree in Electrical Engineering from the University of Pennsylvania in 1979. Prior to joining United Microelectronics Corporation in 1996, Dr. Wen served as a vice president of Winbond Electronics Corp. Dr. Wen is also a director and president of UMCJ.
     Fu-Tai Liou is a director and the President of Quality & Reliability Assurance of our company. Dr. Liou is a representative of Hsun Chieh Investment Co. Dr. Liou was a director of our company from May 2001 to May 2004. Dr. Liou received a Ph.D. degree in Material Science and Engineering from the State University of New York at Stony Brook in 1979. Prior to joining United Microelectronics Corporation in 1997, Dr. Liou was a vice president of SGS-Thompson.
     Shih-Wei Sun is a director and the Chief Operating Officer of our company and is in charge of our 12” operations and Research and Development Department. Dr. Sun is a representative of Silicon Integrated Systems Corp. Dr. Sun holds a Ph.D. degree in Electronics Materials from Northwestern University in 1986.
     Wen-Yang Chen is a Senior Vice President and a director of our company and is in charge of our 6-inch and 8-inch fab operations. Mr. Chen is a representative of Hsun Chieh Investment Co. Mr. Chen holds a Master of Electronics Engineering from the National Chiao Tung University in 1986.
     Chitung Liu is a director and the Chief Financial Officer of our company. Mr. Liu is an EMBA candidate of National Taiwan University. Prior to joining our company in 2001, Mr. Liu was a managing director of UBS. Mr. Liu is also a director of Novatek Microelectronics Corp. and Fortune Venture Capital Corporation, and a supervisor of UMC Japan, TLC Capital Co., Ltd. and Nexpower Technology Corp.
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
     Chung-Laung Liu is a newly elected director of our company. Professor Liu received a Doctor degree in Science from Massachusetts Institute of Technology in 1962. Professor Liu is the William M.W. Mong Honorary Chair Professor of National Tsing Hua University, Taiwan. Professor Liu is also the Chairman of Dramexchange Corporation, a supervisor of MediaTek Incorporation and an independent director of Mototech Technology Corporation, and Anpec Electronics Corporation.
     Chun-Yen Chang is a newly elected director of our company. Professor Chang received a Ph.D. degree in Electronics Engineering from National Chiao Tung University in 1970. Professor Chang is an academician of Academia Sinica and a chair professor and president of National Chiao Tung University, Taiwan. Professor Chang is also an independent director of Himax Technologies, Inc.

     Tzyy Jang Tseng is a supervisor of our company. Mr. Tseng is a representative of Hsun Chieh Investment Co. Mr. Tseng received a Master’s degree in Physics from the National Tsing Hua University of Taiwan. Mr. Tseng is also the Chairman of Unimicron Technology and Subtron Technology Co., Ltd., and a supervisor of Fortune Venture Capital Corporation and a director of Harvatek Corp.
     Ta-Hsing Wang is a newly elected supervisor of our company and a representative of Silicon Integrated System Corp. Mr. Wang received an MBA degree from Columbia University. Mr. Wang is also a director of Pacific Online Limited..
     Ting-Yu Lin is a newly elected supervisor of our company. Mr. Lin received a Master degree in International Finance from Meiji University in 1993. Mr. Lin is also the Chairman of Sunrox International Inc.
B. Compensation
     The aggregate compensation paid and benefits in kind granted to our directors and supervisors in 2007 were approximately NT$12 million (US$0.4 million). The remuneration was out of our 2006 earnings distribution plan, and the distributing percentage for directors and supervisors is 0.1%, See Item 10: B. Memorandum and Articles of Association — Dividends and Distributions). Some of the remuneration was paid to the legal entities which some of our directors or supervisors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2007 were approximately NT$221 million (US$7 million), which include NT$133 million as bonus. In 2007, some of our directors who also served as executive officers received stock options to purchase 4.1 million shares.
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
D. Employees
     As of March 31, 2008, we had 13,571 employees, which included 7,054 engineers, 5,923 technicians and 594 clerical workers performing administrative functions at our plants in Taiwan. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
Employees	2005	2006	2007
Engineers	5,745	6,774	7,046
Technicians	5,671	5,881	6,067
Administrative Staff	652	610	607
Total	12,068	13,265	13,720
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
     Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. The amount allocated for employees in 2007 in relation to retained earnings in 2006 totaled NT$2,324 million (US$72 million), which was paid in cash. On March 17, 2008, the Board has proposed employee bonus from retained earnings of 2007, which includes cash of NT$287 million and stock of NT$1,146 million. The proposal will be submitted for approval in annual ordinary shareholders’ meeting on June 13, 2008. The number of shares issued as employee share bonus is calculated by valuing the shares at their par value, or NT$10 per share, rather than their fair market value. Accordingly, the value of the shares received by employees is significantly more than the cash amount employees would receive if all of the employee share bonus were paid in cash. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—US GAAP Reconciliation.”
     Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.
E. Share Ownership
     As of March 31, 2008, each of our directors, supervisors and executive officers held shares and/or ADSs of United Microelectronics, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Chung Laung Liu and Paul S.C. Hsu, two of our independent directors. As of March 31, 2008, none of our directors, supervisors or executive officers held, for their own account, 0.1% or more of our outstanding shares. As of April 15, 2008, our most recent record date, Hsun Chieh Investment Co. held approximately 422 million of our shares, representing approximately 3.2% of our issued shares.
     We have an Employee Stock Options Plan, pursuant to which options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is 6 years from the date of its issuance. In September 2002, October 2003, September 2004, December 2005 and October 2007, we obtained approvals from relevant ROC authorities for the grant of up to 1,000 million, 150 million, 150 million, 350 million and 500 million stock options, respectively, to acquire our common shares under our Employee Stock Options Plan. In October 2002, January 2003, November 2003, March 2004, July 2004, October 2004, April 2005, August 2005, September 2005, January 2006, May 2006, August 2006 and December 2007, we granted 939 million, 61 million, 57 million, 33 million, 57 million, 20 million, 23 million, 54 million, 52 million, 39 million, 42 million, 28 million and 500 million stock options, respectively, to our employees.
     According to our Employee Stock Options Plan, an option holder may exercise an increasing portion of his or her options starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively. Upon a voluntary termination or termination in accordance with the ROC Labor Law, the option holder shall exercise his or her vested options within 30 days, subject to exceptions provided therein, and after the termination otherwise such options shall terminate. If termination was due to death, the heirs of such option holder have one year starting from the date of the death to exercise his or her vested options. If termination was due to retirement or occupational casualty, the option holder or his or her heirs may exercise all his or her options within a certain period as provided. The options are generally not transferable or pledgeable by the option holders. The total number of shares issuable upon exercise of option held by our directors, supervisors and executive officers as of March 31, 2008 was 41.8 million. The unit granted to each of our directors, supervisors and executive officers as a percentage of our total shares as of March 31, 2008 was less than 1%.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth information known to us with respect to the beneficial ownership of our shares as of (i) April 15, 2008, our most recent record date and (ii) as of certain record dates in each of the preceding three years, for (1) the shareholders known by us to beneficially own more than 2% of our shares and (2) all directors, supervisors and executive officers as a group. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules.

			As of April 13,	As of April 14,	As of April 15,
	As of April 15, 2008		2007	2006	2005
	Number of	Percentage	Percentage of	Percentage of	Percentage of
	shares	of shares	shares	shares	shares
	beneficially	beneficially	beneficially	beneficially	beneficially
Name of Beneficial Owner	owned	owned	owned	owned	owned
Hsun Chieh Investment Co., Ltd.(1)	422,364,594	3.2%	3.2%	3.0%	3.1%
Xilinx, Inc.	0	0.0%	0.6%	2.2%	2.2%
Silicon Integrated Systems Corp.	301,799,449	2.3%	2.3%	2.2%	2.2%
Directors, supervisors and executive officers as a group	735,979,567	5.6%	6.2%	6.9%	6.4%

(1)	36.5% owned by United Microelectronics as of March 31, 2008.
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
     In July 2004, we acquired SiSMC, a wafer foundry company spun off from SiS in 2003. As of December 31, 2007, we held 16.26% of SiS outstanding share capital.
     The following table shows our aggregate ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of December 31, 2007.

Name	Ownership%
AMIC Technology (Taiwan), Inc.	25.95
Silicon Integrated Systems Corp.	16.26
     We provide foundry services to these fabless design companies on arm’s-length prices and terms. We derived NT$4,221 million, NT$2,402 million and NT$2,021 million (US$62 million) of our net operating revenues in 2005, 2006 and 2007, from the provision of our foundry services to these fabless design companies.

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
     As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.” The following table sets forth the cash dividends per share and stock dividends per share as a percentage of shares outstanding paid during each of the years indicated in respect of shares outstanding at the end of each such year, except as otherwise noted. On June 11, 2007, our shareholders approved a cash dividend of NT$0.7 per share for an aggregate of NT$12,461,529,283. The board of directors of our company proposed a cash dividend of NT$0.75 per share for an aggregate of NT$9,382,646,949, a stock dividend of NT$0.08 per share from retained earnings and NT$0.37 from capital reserve on March 17, 2008. The proposal will be submitted for approval in annual ordinary shareholders’ meeting on June 13, 2008.

				Number of
			Total Number of	Outstanding
	Cash Dividend per	Stock Dividend	Shares Issued as	Shares at Year
	Share	per Share(1)	Stock Dividend	End
	NT$	NT$
1997	—	3.0	868,629,276	4,117,758,265
1998	—	2.9	1,199,052,940	5,480,221,725
1999	—	1.5	834,140,790	6,638,054,462
2000	—	2.0	1,809,853,716	11,439,016,900
2001	—	1.5	1,715,104,035	13,169,235,416
2002	—	1.5	1,968,018,212	15,238,578,646
2003	—	0.4	607,925,145	15,941,901,463
2004	—	0.8	1,288,558,185	17,550,800,859
2005	0.1029	1.029	1,758,736,435	18,856,632,324
2006	0.409141420	0.10228530	179,031,672	19,131,192,690
2007	0.7	0	0	13,214,494,883

(1)	We declare stock dividends in a NT dollar amount per share, but we pay the stock dividends to our shareholders in the form of shares. The amount of shares distributed to each shareholder is calculated by multiplying the dividend declared by the number of shares held by the given shareholder, divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.
B. Significant Changes
     There have been no significant subsequent events following the close of the last financial year up to the date of this annual report on Form 20-F that are known to us and require disclosure in this annual report for which disclosure was not made in this annual report.
     Our consolidated net operating revenues for the three months ended March 31, 2008 was NT$25,140 million (US$775 million). Our consolidated net operating revenues for the three months ended March 31, 2008 is not indicative of the results that may be expected for any subsequent period.

ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Market Price Information for Our Shares
     Our shares have been listed on the Taiwan Stock Exchange since July 1985. There is no public market outside Taiwan for our shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our shares. The closing price for our shares on the Taiwan Stock Exchange on April 30, 2008 was NT$18.6 per share.

			Average
			Daily
	Closing Price Per		Trading
	Share(1)		Volume
	High	Low	(in thousands
	NT$	NT$	of shares)
2002	38.52	15.54	95,422.37
2003	26.03	14.92	121,904.89
2004	27.56	16.93	102,012.19
2005	22.05	15.58	89,939.56
First Quarter	18.33	16.24	87,313.40
Second Quarter	21.43	15.58	89,780.57
Third Quarter	22.05	18.96	63,890.57
Fourth Quarter	21.33	16.20	118,076.96
2006	21.86	17.02	67,590.51
First Quarter	19.83	17.02	98,045.17
Second Quarter	21.86	17.65	73,833.23
Third Quarter	19.20	17.02	45,218.11
Fourth Quarter	21.25	18.05	56,491.87
2007	23.45	17.15	53,166.86
First Quarter	21.60	18.65	54,027.04
Second Quarter	20.30	19.00	47,434.35
Third Quarter	21.00	17.15	65,808.65
Fourth Quarter	23.45	18.85	46,147.02
November	21.50	18.85	49,526.64
December	20.15	18.95	31,898.48
2008 (through April 30)	20.05	16.60	33,591.82
First Quarter	20.05	16.60	37,877.00
January	20.05	16.60	38,262.86
February	18.70	16.80	25,514.57
March	19.60	16.60	37,572.57
Second Quarter (through April 30)	19.40	18.10	30,103.48
April	19.40	18.10	30,103.48

Source: Bloomberg; Taiwan Stock Exchange.

(1)	Information has been adjusted to give effect to 1,968,018,212 Shares and 171,132,018 Shares issued as stock dividend and employee bonus, respectively, in August 2002; 607,925,145 Shares and 57,972,672 Shares issued as stock dividend and employee bonus, respectively, in July 2003; 1,288,558,185 Shares and 111,127,354 Shares issued as stock dividend and employee bonus, respectively, in July 2004; 1,758,736,435 Shares and 197,285,530 Shares issued as stock dividend and employee bonus, respectively, in August 2005; 179,031,672 Shares, NT$7,161,266,830, 45,845,444 Shares and NT$305,636,291 issued as stock dividend, cash dividend, stock employee bonus and cash employee bonus, respectively, in August 2006; and NT$12,461,529,283 and NT$2,324,119,405 issued as cash dividend and cash employee bonus, respectively, in August 2007.
Market Price Information for Our American Depositary Shares
     Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. The outstanding ADSs are identified by the CUSIP number 910873 20 7. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 30, 2008 was US$3.46 per ADS. Each of our ADSs represents the right to receive five shares.

			Average
			ADS Daily
	Closing Price PerADS(1)		Trading
	High	Low	Volume
	US$	IS$
2003	4.63	2.33	4,687,638
2004	5.02	2.86	3,692,464
2005	3.90	2.73	4,279,929
2006	3.80	2.75	5,804,766
First Quarter	3.32	2.94	6,713,483
Second Quarter	3.80	2.86	5,581,998
Third Quarter	3.30	2.75	4,647,865
Fourth Quarter	3.57	2.96	6,290,143
November	3.54	2.98	5,712,129
December	3.57	3.23	5,878,040
2007 (through April 30)	4.48	2.93	6,536,888
First Quarter	3.77	3.12	6,816,844
Second Quarter	3.59	3.18	5,783,324
Third Quarter	3.76	2.93	7,104,648
Fourth Quarter	4.48	3.25	6,454,188
November	3.66	3.28	7,322,624
December	3.63	3.25	4,764,505
2008 (through April 30)	3.70	2.75	5,673,404
First Quarter	3.70	2.75	6,211,315
January	3.51	2.75	8,298,410
February	3.46	2.79	4,653,210
March	3.70	2.92	5,577,970
Second Quarter (through April 30)	3.58	3.23	4,181,923
April	3.58	3.23	4,181,923

Sources: Bloomberg

(1)	Information has been adjusted to give effect to 1,968,018,212 Shares and 171,132,018 Shares issued as stock dividend and employee bonus, respectively, in August 2002; 607,925,145 Shares and 57,972,672 Shares issued as stock dividend and employee bonus, respectively, in July 2003; 1,288,558,185 Shares and 111,127,354 Shares issued as stock dividend and employee bonus, respectively, in July 2004; and 1,758,736,435 Shares and 197,285,530 Shares issued as stock dividend and employee bonus, respectively, in August 2005; and 179,031,672 Shares, NT$7,161,266,830, 45,845,444 Shares, and NT$305,636,291 issued as stock dividend, cash dividend, stock employee bonus and cash employee bonus, respectively, in August 2006; and NT$12,461,529,283 and NT$2,324,119,405 issued as cash dividend and cash employee bonus, respectively, in August 2007.
     As of March 31, 2008, there were a total of 219,682,656 ADSs listed in the NYSE. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC. As of March 31, 2008, 1,098,413,280 ordinary shares were registered in the name of a nominee of Citibank, N.A., the depositary under the deposit agreement. Citibank, N.A. has advised us that, as of March 31, 2008, 219,491,838 ADSs representing these 1,097,459,190 shares were held of record by Cede & Co., of which 190,818 ADSs were held by U.S. registered shareholders. We have no further information as to shares held or beneficially owned by U.S. persons.
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
Directors
     The ROC Company Act and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our business. As of March 31, 2008, our board of directors consisted of nine directors, out of which three are independent directors. In the annual ordinary shareholders’ meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our shareholders by means of cumulative voting. The election for all of the directors and supervisors was held in June 2006. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the total issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at a shareholders’ meeting involving the election of directors. In addition, our articles of incorporation provide that our shareholders also elect three supervisors whose duties include, among other things, investigating our business and financial condition, inspecting our corporate records, calling our shareholders’ meetings under certain circumstances, representing us in negotiations with our directors and notifying, when appropriate, our board of directors to cease acting in contravention of applicable law or regulation or in contravention of our articles of incorporation. The supervisors cannot concurrently serve as our directors or officers or employees. Pursuant to the ROC Company Act, a person may serve as our director or supervisor in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director or supervisor, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our shareholder may designate its representative to be elected as our director or supervisor on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. In order to enhance corporate governance, effective from January 1, 2007, under the amended ROC Securities and Exchange Act, a legal entity shareholder of a public company is no longer permitted to appoint representatives to be elected and/or serve as directors and supervisors at the same time unless otherwise permitted by the ROC FSC. The ROC FSC granted an exemption from this restriction if the terms of such representatives began prior to January 1, 2007. As of March 31, 2008, six of our nine directors and two of our three supervisors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.”

     According to the Company Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, the outcome of which may conflict with his interests, shall abstain from voting on such matter. Our articles of incorporation, as amended on June 11, 2007, provide that the board of directors is authorized, by taking into account of the extent of his/her/its involvement of our operation activities and the value of his/her/its contribution, to determine the compensation for each director and supervisor at a comparable rate adopted by other companies of the same industry regardless of the profit received by our company. In addition, according to our articles of incorporation, we may distribute 0.1% of the balance of our earnings after deduction of payment of all taxes and dues, deduction of any past losses and may allocate 10% of our net income as a legal reserve as remuneration to directors and supervisors. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director. According to our current internal Loan Procedures, as amended in our annual shareholders’ meeting held in June 2005, we shall not extend any loan to our directors or our supervisors.
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
     According to our articles of incorporation, as amended on June 11, 2007, we may purchase directors and officers liability insurance for our directors and supervisors, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for.
Shares
     As of December 31, 2007, our authorized share capital was NT$260 billion, divided into 26 billion shares, of which 13,214,494,833 shares were issued and 12,494,809,580 shares were outstanding. All shares presently issued are fully paid and in registered form, and existing shareholders are not subject to any capital calls. We had no convertible bonds outstanding as of March 31, 2008. As of March 31, 2008, we had neither warrant nor option on our shares, except for 762 million options we granted to our employees under our Employee Stock Options Plan discussed below.
Employee Stock Option
     According to our Employee Stock Options Plan, options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. In September 2002, October 2003, September 2004, December 2005 and October 2007, we obtained approval by relevant ROC authorities to grant up to 1 billion, 150 million, 150 million, 350 million and 500 million stock options, respectively, to acquire our common shares under our Employee Stock Option Plan. According to the plan, an option holder may exercise an increasing portion of his or her options in time starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively.

     The table below shows the number of options granted in the past four years and the month in which they were granted:

	October 2002	January 2003	November 2003	March 2004	July 2004	October 2004
	(in millions)
Number of Options Granted	939	61	57	33	57	20
Number of Options Outstanding as of March 31, 2008	82	6	22	12	26	6

	April 2005	August 2005	September 2005	January 2006	May 2006	August 2006
	(in millions)
Number of Options Granted	23	54	52	39	42	28
Number of Options Outstanding as of March 31, 2008	9	10	27	15	27	20

December 2007
(in millions)
Number of Options Granted	500
Number of Options Outstanding as of March 31, 2008	500
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
Transfer of Shares
     Shares in registered form are transferred in book-entry form or by endorsement and delivery of the related share certificates. Transferees must have their names and addresses registered on our register in order to assert shareholder’s rights against us. Our shareholders are required to file their respective specimen seals with our share registrar, Horizon Securities Co., Ltd. Under the current ROC Company Act, a public company, such as our company, may issue individual share certificates, one master certificate or no certificate at all, to evidence common shares. Our articles of incorporation, as amended on June 11, 2007, provide that we may deliver shares in book-entry form instead of by means of issuing physical share certificates.

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
     Our articles of incorporation provide that we may distribute 0.1% of the balance of our earnings deducted by:
•	payment of all taxes and dues;

•	deduction of any past losses;

•	allocation of 10% of our net income as a legal reserve; and

•	as remuneration to directors and supervisors.
     The amount of no less than 5% of the residual amount after the distribution of the items illustrated above, plus, at discretion, any undistributed earnings from previous years, shall be distributed as bonus to employees. Originally, the distribution of employee bonus were in the form of new shares; while in the annual ordinary shareholders’ meeting held in June 2005, our shareholders approved an amendment of our articles of incorporation to enable the distribution of employee bonus in the form of cash or in shares. Employees eligible for such distribution may include certain qualified employees from our subordinate companies and the qualification of such employees is to be determined by our board of directors. The remaining amount may be distributed according to the distribution plan proposed by our board of directors based on our dividend policy, and submitted to the shareholders’ meeting for approval.
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
     We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. As of December 31, 2005, 2006 and 2007, we purchased an aggregate of 1,278 million, 2,678 million and 0 million, respectively, of our shares under these plans. From February 16, 2006 to April 15, 2006, we also purchased 1,000 million of our shares for cancellation. Of the repurchased Shares, 137 million shares in aggregate cancelled as of May, 2005. In addition, on May 22, 2006, we announced a plan, which is not binding on us, to buy back up to 400 million of our shares on the Taiwan Stock Exchange at a price ranging from NT$13.90 to NT$32.15 per share between May 23, 2006 and July 22, 2006 to transfer to employees.
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
Guarantee Agreement
     We entered into a guarantee agreement with IBJ Leasing Co., Ltd., or IBJ Leasing on November 24, 2005 to guarantee the certain obligations of UMCJ under a lease agreement between UMCJ and IBJ Leasing. This guarantee agreement expired on October 31, 2006.
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
Foreign Investment Approval
     Foreign investors (both institutional and individual) who wish to make direct investments in the shares of ROC companies are required to submit a “foreign investment approval” application to the Investment Commission of the Ministry of Economic Affairs (the “ROC MOEA”) or other government authority and enjoy benefits granted under the Statute for Foreigner’s Investment and the Statute for Overseas Chinese’s Investment. The Investment Commission or other government authority reviews each foreign investment approval application and approves or disapproves the application after consultation with other governmental agencies, if necessary. Any non-ROC person possessing a foreign investment approval may repatriate annual net profits and interests attributable to an approved investment. Investment capital and capital gains attributable to the investment may be repatriated with approval of the Investment Commission or other government authority.
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
     A holder of depositary shares wishing to withdraw common shares underlying depositary shares is required to appoint a local agent or representative with qualifications set forth by the ROC FSC to, among other things, open a securities trading account with a local brokerage firm, pay ROC taxes, remit funds, and exercise shareholders’ right. In addition, the withdrawing holder is also required to appoint a custodian bank with qualifications set forth by the ROC FSC to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information. Without making this appointment and the opening of accounts, the withdrawing holder would be unable to subsequently sell the common shares withdrawn from a depositary receipt facility on either the Taiwan Stock Exchange or the GreTai Securities Market.
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
Securities Transaction Tax
     The ROC government imposes a securities transaction tax that will apply to sales of shares, but not to sales of ADSs. The transaction tax, which is payable by the seller, is generally levied on sales of shares at the rate of 0.3% of the sales proceeds. Withdrawals of our shares from our depositary facility are not subject to the ROC securities transaction tax.
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
Tax Treaties
     The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, the United Kingdom, Gambia, Senegal, Sweden, Belgium and Denmark, which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether a non-ROC holder of ADSs will be considered to own shares for the purposes of such treaties. Accordingly, a holder of ADSs who is otherwise entitled to the benefit of a treaty should consult its own tax advisors concerning eligibility for benefits under the treaty with respect to the ADSs.

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
U.S. Federal Income Tax Considerations For U.S. Persons
     The following is a summary of certain U.S. federal income tax consequences for beneficial owners of our shares or ADSs, that hold the shares or ADSs as capital assets and that are U.S. holders that are not citizens of the ROC, do not have a permanent establishment in the ROC and are not physically present in the ROC for 183 days or more within a calendar year. You are a U.S. holder if you are, for U.S. federal income tax purposes, any of the following:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and that has one or more U.S. persons with the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
     This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution or an insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a real estate investment trust;

•	a person liable for alternative minimum tax;

•	a person holding shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person owning, actually or constructively, 10% or more of our voting stock; or

•	a U.S. holder whose “functional currency” is not the U.S. dollar.
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
     In general, for U.S. federal income tax purposes, a U.S. person who is the beneficial owner of an ADS will be treated as the owner of the shares underlying its ADS. Accordingly, deposits or withdrawals of shares by U.S. holders for ADSs generally will not be subject to U.S. federal income tax. However, the U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits by the U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of ROC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.
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
     With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation in taxable years beginning prior to January 1, 2011 may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. Moreover, there can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders will also not be eligible for the reduced rates of taxation on dividends if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

     The amount of any dividend paid in NT dollars will equal the U.S. dollar value of the NT dollars you receive (calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, which in the case of an ADS will be the date actually or constructively received by the depositary), regardless of whether the NT dollars are actually converted into U.S. dollars. If the NT dollars received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the NT dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of the NT dollars will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.
     Subject to certain limitations under the Code, you may be entitled to a credit or deduction against your U.S. federal income taxes for the net amount of any ROC taxes that are withheld from dividend distributions made to you. The election to receive a credit or deduction must be made annually, and applies to all foreign taxes for the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to shares or ADS will generally be considered passive category income from sources outside the United States. Furthermore, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs if you (1) have held the shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or (2) are obligated to make payments related to the dividends. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
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
Passive Foreign Investment Company
     Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we are currently (or that we were in 2007) a passive foreign investment company (“PFIC”) and we do not expect to become one in the future, although there can be no assurance in this regard.
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
     In determining that we do not expect to be a PFIC, we are relying on our projected capital expenditure plans and projected revenues for the current year and for future years. In addition, our determination is based on a current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value, which is based on the market value of our shares and ADSs and is subject to change. In addition, we have made a number of assumptions regarding the allocation of goodwill to active and passive assets. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation or allocation of our goodwill, which may also result in us being classified as a PFIC.
     In addition, the determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our shares, a decrease in the price of our shares may also result in our becoming a PFIC.
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
     If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
     In certain circumstances, a U.S. holder, in lieu of being subject to the PFIC rules discussed above, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under this method, any difference between the stock’s fair market value and its adjusted basis at the end of the year is accounted for by either an inclusion in income or , subject to limitations, a deduction from income, as described below. Under current U.S. Treasury Department guidance, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. You should also note that only the ADSs and not the shares are listed on the NYSE. Our shares are listed on the Taiwan Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the shares will be “regularly traded” for purposes of the mark-to-market election.
     If you make an effective mark-to-market election, you will include in income each year as ordinary income the excess of the fair market value of your shares or ADSs at the end of the year over your adjusted tax basis in the shares or ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your shares or ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.
     Your adjusted tax basis in shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You should consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.
     Alternatively, a U.S. holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.
     Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors concerning the U.S. federal income tax consequences of holding shares or ADSs if we are considered a PFIC in any taxable year.

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
     Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$393 million as of December 31, 2007. As of the same date, we also had Japanese Yen-denominated accounts receivable of ¥5,307 million attributable to our Japanese operations. We had U.S. dollar- and Japanese Yen-denominated accounts payables of US$77 million and ¥4,640 million.
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
     The following table provides information as of December 31, 2007 on our market risk sensitive financial instruments.

	As of December 31, 2007
	Book Value	Fair Value
	(in NT$ millions)
Interest Rate Swaps: Trading Purpose	$(319)	$(319)
Time Deposit: Non-Trading Purpose	$35,698	$35,698
Unsecured Short-term Loans: Non-Trading Purpose	$(359)	$(359)
Bonds: Non-Trading Purpose	$(30,385)	$(29,900)
Interest Rate Risk
     Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We use interest rate swaps from time to time to modify our exposure to interest rate movements and reduce borrowing costs. Interest rate swaps limit the risks of fluctuating interest rates by allowing us to convert a portion of the interest on our borrowings from a variable rate to a fixed rate. As of December 31, 2007 and 2006, we had the following interest rate swaps in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
As of December 31, 2007
	May 21, 2003 to	4.0% minus US$12-month	1.52%
NT$7,500 millions	June 24, 2008	LIBOR
	May 21, 2003 to	4.3% minus US$12-month	1.48%
NT$7,500 millions	June 24, 2010	LIBOR

As of December 31, 2006
	May 21, 2003 to	4.0% minus US$12-month	1.52%
NT$7,500 millions	June 24, 2008	LIBOR
	May 21, 2003 to	4.3% minus US$12-month	1.48%
NT$7,500 millions	June 24, 2010	LIBOR

     The tables below provide information as of December 31, 2007 and 2006 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.
Expected Maturity Dates
As of December 31, 2007

	2008	2009	2010	2011	2012 and thereafter	Total
	(in millions, except percentages)
Time Deposit:
Fixed Rate (US$)	385					385
Average Interest Rate	4.3% - 5.1%					4.3% - 5.1%
Fixed Rate (¥)	2,260					2,260
Average Interest Rate	0.2% - 0.35%					0.2% - 0.35%
Fixed Rate (NT$)	16,652					16,652
Average Interest Rate	1.46% - 2.26%					1.46% - 2.26%
Fixed Rate (Euro)	17					17
Average Interest Rate	3.6%					3.6%
Unsecured Short-term Loans:
Variable Rate (US$)	11.1				11.1	11.1
Average Interest Rate	3.43% - 5.43%				3.43% - 5.43%	3.43% - 5.43%
Variable Rate (¥)
Average Interest Rate
Variable Rate (NT$)
Average Interest Rate
Secured Short-term Loans:
Variable Rate (¥)
Average Interest Rate
Variable Rate (NT$)
Average Interest Rate
Bonds:
Unsecured (NT$)	3,000					3,000
Fixed Rate	5.2170%-.2850%					5.2170%-.2850%
Unsecured (NT$)	7,500		7,500			15,000
Variable Rate	0%-4%		0%-4.3%			0%-4.3%
Unsecured Convertible (US$) (1)	381					381
Fixed Rate	0%					0%
Unsecured Exchangeable (US$) (1)
Fixed Rate
Unsecured Convertible (¥) (1)
Fixed Rate
Interest Rate Derivatives
Interest Rate Swaps:
Variable to Fixed (denomination)	NT$7,500 million	—	—	—	—	NT$7,500 million
Average pay rate	1.52%	—	—	—	—	1.52%
Average receive rate	4.0% minus					4.0% minus
	US$12-month LIBOR	—	—	—	—	US$12-month LIBOR
Variable to Fixed (denomination)	NT$7,500 million	NT$7,500 million	NT$7,500 million	—	—	NT$7,500 million
Average pay rate	1.48%	1.48%	1.48%	—	—	1.48%
Average receive rate	4.3% minus	4.3% minus	4.3% minus			4.3% minus
	US$12-month LIBOR	US$12-month LIBOR	US$12-month LIBOR	—	—	US$12-month LIBOR

(1)	Assuming the convertible bonds and exchangeable bonds are both paid off upon maturity.

Expected Maturity Dates
As of December 31, 2006

	2007	2008	2009	2010	2011 and thereafter	Total	Fair Value
	(in millions except percentages)
Time Deposit:
Fixed Rate (US$)	147					147	147
Average Interest Rate	5.26%					5.26%	5.26%
Fixed Rate (¥)	20,602					20,602	20,602
Average Interest Rate	0.001%-0.25%					0.001%-0.25%	0.001%-0.25%
Fixed Rate (NT$)	70,732					70,732	70,732
Average Interest Rate	1.41%					1.41%	1.41%
Fixed Rate (Euro)	1					1	1
Average Interest Rate	3.1%					3.1%	3.1%
Unsecured Short-term Loans:
Variable Rate (US$)	9.5					9.5	9.5
Average Interest Rate	5.665%-5.845%					5.665%-5.845%	5.665%-5.845%
Variable Rate (¥) Average Interest Rate
Variable Rate (NT$)
Average Interest Rate
Secured Short-term Loans:
Variable Rate (¥)
Average Interest Rate
Variable Rate (NT$)
Average Interest Rate Bonds:
Unsecured (NT$)	2,250	3,000				5,250	5,344
Fixed Rate	5.2170%-5.2850%	5.2170%-.2850%				5.2170%-5.2850%	5.2170%-5.2850%
Unsecured (NT$)		7,500		7,500		15,000	14,477
Variable Rate		0%-4%		0%-4.3%		0%-4.3%	0%-4.3%
Unsecured Convertible (US$) (1)		381				381	406
Fixed Rate		0%				0%	0%
Unsecured Exchangeable (US$) (1)	96					96	112
Fixed Rate	0%					0%	0%
Unsecured Convertible(¥)	13,420					13,420	13,108
Fixed rate	0%				0%	0%	0%
Interest Rate Derivatives
Interest Rate Swaps:
Variable to Fixed (denomination)	NT$7,500 million	NT$7,500 million	—	—	—	NT$7,500 million	NT$224 million
Average pay rate	1.52%	1.52%	—	—	—	1.52%	1.52%
	4.0% minus	4.0% minus				4.0% minus	4.0% minus
Average receive rate	US$12-month LIBOR	US$12-month LIBOR	—	—	—	US$12-month LIBOR	US$12-month LIBOR
Variable to Fixed (denomination)	NT$7,500 million	NT$7,500 million	NT$7,500 million	NT$7,500 million		NT$7,500 million	NT$402 million
Average pay rate	1.48%	1.48%	1.48%	1.48%		1.48%	1.48%
Average receive rate	4.3% minus	4.3% minus	4.3% minus	4.3% minus		4.3% minus	4.3 minus
	US$12-month LIBOR	US$12-month LIBOR	US$12-month LIBOR	US$12-month LIBOR		US$12-month LIBOR	US$12-month LIBOR
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
     As of December 31, 2006 and 2007, we had nil and NT$239 million outstanding foreign currency forward contracts to sell US$/NT$, respectively. As of March 31, 2008, we had foreign currency forward contracts to sell US$/NT$ amounted US$348 million.

     Except for the market risk mentioned above, we believe that we did not have any other material market risk as of December 31, 2007.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None of these events occurred in any of 2005, 2006 or 2007.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.
Management’s Annual Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, for our company. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2007 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2007, which is included immediately following this report.

Attestation Report of the Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To United Microelectronics Corporation:
We have audited United Microelectronics Corporation and Subsidiaries’ (the “Company”) internal control over financial reporting of as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, United Microelectronics Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.
We also have audited, in accordance with the standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated April 30, 2008 expressed an unqualified opinion thereon.
Ernst & Young
Taipei, Taiwan
Republic of China
April 30, 2008

Changes in Internal Control over Financial Reporting
     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors have determined that Paul S.C. Hsu, one of our independent directors, qualifies as audit committee financial experts and meet the independence requirement as defined in Item 16A to Form 20-F.
ITEM 16. B. CODE OF ETHICS
     In March 2005, we adopted the Code of Ethics for Directors, Supervisors and Officers and the Employee Code of Conduct. The Employee Code of Conduct, which is applicable to all employees, replaced the code of ethics filed with the Securities and Exchange Commission in our 2003 annual report on Form 20-F. We have also created a separate code of ethics applicable to our directors, supervisors and officers. A copy of each of the Code of Ethics for Directors, Supervisors and Officers and the Employee Code of Conduct are displayed on our website at http://www.umc.com/english/pdf/Code_of_Ethics.pdf and http://www.umc.com/english/pdf/Code_of_Conduct.pdf, respectively.
ITEM 16. C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the years indicated.

	For the year ended December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Audit Fees (1)	118,832	91,895	2,834
Audit-related Fees (2)	463	1,688	52
Tax Fees (3)	4,016	5,967	184

Total	123,311	99,550	3,070

(1)	Audit fees consist of fees associated with the annual audit, review of our quarterly financial statements, statutory audits and internal control review. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include review of capitalization of retained earnings, employee stock option application, treasury share buy-back programs, certification of UMCi to Singapore authorities.

(3)	Tax fees include fees billed for professional services rendered by Ernst & Young, primarily in connection with our tax compliance activities.
     All audit and non-audit services provided by Ernst & Young were pre-approved by our audit committee.
ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     None.

ITEM 16	E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Since March 2004, we have from time to time announced plans, which were not binding on us, to buy back our shares up to a certain amount on the Taiwan Stock Exchange. Set for below contains certain information regarding our share buy back programs in 2005, 2006 and 2007.

				Maximum Number
			Total Number of	of
			Common Shares	Shares that May
			Purchased as Part	Yet be
	Total Number of	Average Price Paid	of	Purchased
	Common Shares	per Common Share	Publicly Announced	Under the Plans or
Period	Purchased	(NT$)	Plans or Program	Program
May (from March 16, 2005)	57,297,000	20.83	57,297,000	442,703,000
June	317,663,000	23.19	374,960,000	125,040,000
July (to July 15, 2005)	125,040,000	24.03	500,000,000	—

				Maximum Number
			Total Number of	of
			Common Shares	Shares that May
			Purchased as Part	Yet be
	Total Number of	Average Price Paid	of	Purchased
	Common Shares	per Common Share	Publicly Announced	Under the Plans or
Period	Purchased	(NT$)	Plans or Program	Program
September (from September 30, 2005)	—	—	—	250,000,000
October	248,934,000	19.20	248,934,000	1,066,000
November (to November 29, 2005)	1,066,000	17.47	250,000,000	—

			Total Number of	Maximum Number of
			Common Shares	Shares that May
			Purchased as Part	Yet be
	Total Number of	Average Price Paid	of	Purchased
	Common Shares	per Common Share	Publicly Announced	Under the Plans or
Period	Purchased	(NT$)	Plans or Program	Program
February (from February 16, 2006)	239,528,000	19.01	239,528,000	760,472,000
March	576,219,000	19.32	815,747,000	184,253,000
April (to April 15, 2006)	184,253,000	21.36	1,000,000,000	—
May (from May 23, 2006)	30,691,000	19.88	30,691,000	369,309,000
June	218,316,000	18.46	249,007,000	150,993,000
July (to July 22, 2006)	150,993,000	19.20	400,000,000	—

			Total Number of	Maximum Number of
			Common Shares	Shares that May
			Purchased as Part	Yet be
	Total Number of	Average Price Paid	of	Purchased
	Common Shares	per Common Share	Publicly Announced	Under the Plans or
Period	Purchased	(NT$)	Plans or Program	Program
2007	—	—	—	—
PART III

ITEM 17.	FINANCIAL STATEMENTS
     The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS
     The following is a list of the audited consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

*1.1	Articles of Incorporation of the Company as last amended on June 11, 2007

2.1	Form of Amendment No. 1 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares(2)

2.2	Form of Amendment No. 2 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares(3)

4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, ROC, the site of Fab 6A (in Chinese with English summary translation) (4)

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, ROC, the site of Fab 8AB and United Tower (in Chinese with English summary translation)(5)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, ROC, the site of Fab 8C (in Chinese with English summary translation)(6)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, ROC, the site of Fab 8D (in Chinese with English summary translation)(7)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, ROC, the site of Fab 8E (in Chinese with English summary translation)(8)

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, ROC, the site of Fab 8F (in Chinese with English summary translation)(9)

Exhibit Number	Description of Exhibits

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, ROC, the site of Fab 12A (in Chinese with English summary translation)(10)

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation) (11)

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, ROC, the site of Fab 8S (in Chinese with English summary translation) (12)

4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab 12i (summary) (13)

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors, Supervisors and Officers (14)

11.2	Employee Code of Conduct (15)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*	Filed here with.

(1)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-13796) filed with the Commission on March 2, 2006.

(2)	Incorporated by reference to Exhibit (a)(iii) to the Registrant’s Registration Statement on Form F-6 (File No. 333-98591) filed with the Commission on March 19, 2007.

(3)	Incorporated by reference to Exhibit 4.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.

(4)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(5)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(6)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(7)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended..

(8)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(9)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on F-1, 2006 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(10)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.

(11)	Incorporated by reference to Exhibit 4.9 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed wit the Commission on May 9, 2007.

(12)	Incorporated by reference to Exhibit 4.10 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.

(13)	Incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the Commission on May 25, 2005.

(14)	Incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the Commission on March 26, 2006.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
UNITED MICROELECTRONICS CORPORATION

By:	/s/ Chitung Liu
	Name:	Chitung Liu
	Title:	Chief Financial Officer

Date: May 2, 2008

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
United Microelectronics Corporation and Subsidiaries
Consolidated Financial Statements for years ended December 31, 2005, 2006 and 2007
Together with Report of Independent Registered Public Accounting Firm

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To United Microelectronics Corporation
We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with the requirements of the Business Entity Accounting Act and Regulation on Business Entity Accounting Handling with respect to financial accounting standards, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China, which differ in certain respects from U.S. generally accepted accounting principles (see Note 35 to the consolidated financial statements).
As described in Note 3 to the consolidated financial statements, effective from January 1, 2006, the Company adopted the ROC Statement of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” and No. 36, “Financial Instruments: Disclosure and Presentation”.
As described in Note 3 to the consolidated financial statements, effective from January 1, 2005, the Company adopted the amendments to the ROC Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment”, adopted the amendments to the ROC Statement of Financial Accounting Standards No. 7, “Consolidated Financial Statements”, and adopted the ROC Statement of Financial Accounting Standards No. 35, “Impairment of Assets”. Effective from January 1, 2006, goodwill is no longer subject to amortization.
We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2008 expressed an unqualified opinion thereon.
/s/ Ernst & Young
ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS
Taipei, Taiwan
Republic of China
April 30, 2008

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Expressed in Thousands)

		As of December 31,R:32.43
	Notes	2006	2007
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	2, 4	93,853,208	47,678,147	1,470,186
Financial assets at fair value through profit or loss, current	2, 3, 5	8,538,007	4,804,935	148,163
Held-to-maturity financial assets, current	2, 3, 6	1,110,422	—	—
Notes receivable		54,381	32,712	1,009
Accounts receivable, net	2, 7	14,201,718	15,010,279	462,852
Accounts receivable — related parties, net	2, 27	150,011	348,303	10,740
Other receivables	2	849,742	457,148	14,096
Inventories, net	2, 8	10,878,182	11,867,832	365,952
Prepaid expenses		762,799	692,030	21,339
Deferred income tax assets, current	2, 25	1,945,082	219,881	6,780

Total current assets		132,343,552	81,111,267	2,501,117

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	2, 3, 9	474,738	47,598	1,468
Available-for-sale financial assets, noncurrent	2, 3, 10, 15	52,311,172	50,911,643	1,569,893
Financial assets measured at cost, noncurrent	2, 3, 11, 15	7,515,945	8,295,679	255,803
Long-term investments accounted for under the equity method	2, 3, 12, 15	11,662,599	9,909,595	305,569
Prepayment for long-term investments		—	648,360	19,993

Total funds and investments		71,964,454	69,812,875	2,152,726

Property, plant and equipment	2, 3, 13, 29
Land		1,879,442	1,922,230	59,273
Buildings		21,076,844	22,529,856	694,723
Machinery and equipment		415,225,873	446,198,339	13,758,814
Transportation equipment		90,706	85,877	2,648
Furniture and fixtures		2,964,369	3,429,067	105,737
Leasehold improvements		42,968	42,809	1,320

Total cost		441,280,202	474,208,178	14,622,515
Less : Accumulated depreciation		(311,696,923)	(346,920,945)	(10,697,531)
Add : Construction in progress and prepayments		22,244,850	9,931,551	306,246

Property, plant and equipment, net		151,828,129	137,218,784	4,231,230

Goodwill	2,3	3,498,687	3,498,687	107,884
Deferred charges	2	1,502,394	1,435,126	44,253
Deferred income tax assets, noncurrent	2,25	4,184,091	4,268,053	131,608
Other assets — others	2, 14, 15, 28	2,332,154	2,213,497	68,255

Total assets		367,653,461	299,558,289	9,237,073

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	16	342,549	359,071	11,072
Financial liabilities at fair value through profit or loss, current	2, 3, 17	985,267	340,230	10,491
Accounts payable		4,864,771	5,687,627	175,382
Income tax payable	2	2,071,394	1,092,129	33,677
Accrued expenses		7,025,328	8,214,951	253,313
Other payables		77,319	23,538	726
Payable on equipment		10,130,367	6,036,274	186,132
Current portion of long-term liabilities	2, 18	9,068,283	22,889,476	705,812
Deferred income tax liabilities, current	2, 25	62	18	1
Other current liabilities	29	1,538,450	645,143	19,893

Total current liabilities		36,103,790	45,288,457	1,396,499

Long-term liabilities
Bonds payable	2, 18	30,383,076	7,495,304	231,123
Accrued pension liabilities	2, 19	3,115,420	3,171,562	97,797
Deposits-in		12,282	14,415	444
Deferred income tax liabilities, noncurrent	2, 25	52,585	47,548	1,466
Deferred credits — intercompany profits	2	13,245	9,666	298
Other liabilities — others		570,174	533,638	16,455

Total long-term liabilities		34,146,782	11,272,133	347,583

Total liabilities		70,250,572	56,560,590	1,744,082

Commitments and Contingencies	29
Minority interests		6,238,018	6,530,810	201,382

Capital Stock	2, 20, 21, 23	191,323,332	132,144,949	4,074,775
Additional Paid-in Capital	2, 20	67,707,287	66,126,806	2,039,063
Retained earnings	20, 23	34,795,993	31,651,091	975,982
Cumulative translation adjustment		(824,922)	(866,562)	(26,722)
Unrealized gain or loss on financial instruments		27,557,845	22,413,852	691,146
Treasury stock	2, 12, 20, 22	(29,394,664)	(15,003,247)	(462,635)

Total stockholders’ equity		291,164,871	236,466,889	7,291,609

Total liabilities and stockholders’ equity		367,653,461	299,558,289	9,237,073

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in Thousands, Except for Earnings per Share )

		For the year ended December 31,R:32.43
	Notes	2005	2006	2007
		NT$	NT$	NT$	US$

Net operating revenues	2,27	100,315,982	112,003,819	113,311,298	3,494,027
Cost of goods sold	2,24	(90,643,320)	(90,638,293)	(89,768,276)	(2,768,063)

Gross profit		9,672,662	21,365,526	23,543,022	725,964

Operating expenses	24,27
Sales and marketing expenses		(3,738,469)	(3,365,678)	(4,068,984)	(125,470)
General and administrative expenses		(4,387,406)	(3,422,340)	(3,723,916)	(114,829)
Research and development expenses		(9,633,607)	(9,418,877)	(9,631,227)	(296,985)

		(17,759,482)	(16,206,895)	(17,424,127)	(537,284)

Operating income (loss)		(8,086,820)	5,158,631	6,118,895	188,680

Non-operating income
Interest revenue		1,055,138	1,562,704	1,330,418	41,024
Investment gain accounted for under the equity method, net	2,12	1,096,985	1,178,103	625,752	19,296
Dividend income		1,051,813	950,546	2,171,720	66,967
Gain on disposal of property, plant and equipment	2	177,397	331,767	669,076	20,631
Gain on disposal of investments	2	10,276,618	28,651,109	12,040,872	371,288
Exchange gain, net	2	295,179	316,006	137,414	4,237
Gain on recovery of market value of inventories	2	837,315	—	—	—
Gain on valuation of financial assets	2	58,853	750,378	—	—
Gain on valuation of financial liabilities	2	—	306,140	20,633	636
Other income		1,038,821	862,750	933,808	28,795

		15,888,119	34,909,503	17,929,693	552,874

Non-operating expenses
Interest expense	13	(1,098,854)	(648,408)	(181,262)	(5,589)
Loss on disposal of property, plant and equipment	2	(218,525)	(107,962)	(124,071)	(3,826)
Loss on decline in market value and obsolescence of inventories	2	—	(1,089,490)	(372,359)	(11,482)
Financial expenses		(268,985)	(230,757)	(137,134)	(4,229)
Impairment loss	2, 3, 15	(460,542)	(1,330,293)	(575,784)	(17,755)
Loss on valuation of financial assets		—	—	(2,788,343)	(85,980)
Other losses	2	(148,606)	(73,799)	(199,292)	(6,145)

		(2,195,512)	(3,480,709)	(4,378,245)	(135,006)

Income before income tax and minority interests		5,605,787	36,587,425	19,670,343	606,548
Income tax expense	2,25	(67,052)	(3,261,622)	(2,809,874)	(86,644)
Cumulative effect of changes in accounting principles	3	(112,898)	(1,188,515)	—	—
Minority interests loss		1,600,855	482,025	101,293	3,123

Net income		7,026,692	32,619,313	16,961,762	523,027

Earnings per share-basic (in dollars)	2,26	0.38	1.81	1.09

Shares used in per share calculation — basic		18,647,462	18,050,962	15,618,486

Earnings per share-diluted (in dollars)	2,26	0.37	1.75	1.06

Shares used in per share calculation — diluted		18,933,611	18,675,467	16,072,868

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Expressed in Thousands)

								Unrealized
	Capital				Retained Earnings			Gain/Loss on	Cumulative
			Collected in	Additional		Special	Unappropriated	Financial	Translation	Treasury	Minority
	Common Stock	Shares	Advance	paid-in capital	Legal Reserve	Reserve	Earnings	Instruments	Adjustment	Stock	Interests	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2005	177,919,819	17,791,982	4,040	84,933,195	12,812,501	90,871	29,498,329	(424,713)	(1,319,452)	(37,140,714)	8,728,877	275,102,753
Appropriation of 2004 retained earnings
Legal reserve	—	—	—	—	3,184,338	—	(3,184,338)	—	—	—	—	—
Special reserve	—	—	—	—	—	1,653,300	(1,653,300)	—	—	—	—	—
Cash dividends	—	—	—	—	—	—	(1,758,736)	—	—	—	—	(1,758,736)
Stock dividends	17,587,364	1,758,736	—	—	—	—	(17,587,364)	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	(27,006)	—	—	—	—	(27,006)
Employee bonus - stock	1,972,855	197,286	—	—	—	—	(1,972,855)	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	(16,378,692)	—	(16,378,692)
Cancellation of treasury stock	(491,140)	(49,114)	—	(177,419)	—	—	(1,509,640)	—	—	2,178,199	—	—
Net income in 2005	—	—	—	—	—	—	7,026,692	—	—	—	(1,600,855)	5,425,837
Adjustment of additional paid-in capital accounted for under the equity method	—	—	—	(28,491)	—	—	—	—	—	—	—	(28,491)
Changes in unrealized gain on financial instruments of investees	—	—	—	—	—	—	—	343,724	—	—	—	343,724
Exercise of employee stock options	954,095	95,409	36,600	654,314	—	—	—	—	—	—	—	1,645,009
Common stock transferred from capital collected in advance	4,040	404	(4,040)	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	—	1,078,299	—	—	1,078,299
Changes in minority interests	—	—	—	—	—	—	—	—	—	8,878	(791,337)	(782,459)

Balance as of December 31, 2005	197,947,033	19,794,703	36,600	85,381,599	15,996,839	1,744,171	8,831,782	(80,989)	(241,153)	(51,332,329)	6,336,685	264,620,238

(in NT$)
The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Expressed in Thousands)

								Unrealized
	Capital			Additional	Retained Earnings			Gain/Loss on	Cumulative
	Common		Collected	Paid-in	Legal	Special	Unappropriated	Financial	Translation	Treasury	Minority
	Stock	Shares	in Advance	Capital	Reserve	Reserve	Earnings	Instruments	Adjustment	Stock	Interests	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2006	197,947,033	19,794,703	36,600	85,381,599	15,996,839	1,744,171	8,831,782	(80,989)	(241,153)	(51,332,329)	6,336,685	264,620,238
The effect of adopting SFAS NO. 34	—	—	—	—	—	—	—	24,097,170	11,547	—	—	24,108,717
Appropriation of 2005 retained earnings
Legal reserve	—	—	—	—	702,669	—	(702,669)	—	—	—	—	—
Special reserve	—	—	—	—	—	(1,422,021)	1,422,021	—	—	—	—	—
Cash dividends	—	—	—	—	—	—	(7,161,267)	—	—	—	—	(7,161,267)
Stock dividends	895,158	89,516	—	—	—	—	(895,158)	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	(6,324)	—	—	—	—	(6,324)
Employee bonus — cash	—	—	—	—	—	—	(305,636)	—	—	—	—	(305,636)
Employee bonus — stock	458,455	45,846	—	—	—	—	(458,455)	—	—	—	—	—
Capital reserve transferred to common stock	895,158	89,516	—	(895,158)	—	—	—	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	(27,286,339)	—	(27,286,339)
Cancellation of treasury stock	(10,000,000)	(1,000,000)	—	(3,269,100)	—	—	(6,371,128)	—	—	19,640,228	—	—
Adjustment of treasury stock due to loss of control over subsidiary	—	—	—	(57,972)	—	—	(9,198,144)	(6,826,238)	—	29,583,776	—	13,501,422
Net income in 2006	—	—	—	—	—	—	32,619,313	—	—	—	(482,025)	32,137,288
Adjustment of additional paid-in capital accounted for under the equity method	—	—	—	(62,686)	—	—	—	—	—	—	—	(62,686)
Adjustment of funds and investments disposal	—	—	—	(14,091,043)	—	—	—	—	8,170	—	—	(14,082,873)
Cash dividends allocated to subsidaries	—	—	—	66,910	—	—	—	—	—	—	—	66,910
Changes in unrealized gain on available-for-sale financial assets	—	—	—	—	—	—	—	1,066,672	—	—	—	1,066,672
Changes in unrealized gain on financial instruments of investees	—	—	—	—	—	—	—	9,301,230	—	—	—	9,301,230
Exercise of employee stock options	1,079,523	107,952	11,405	634,737	—	—	—	—	—	—	—	1,725,665
Common stock transferred from capital collected in advance	36,600	3,660	(36,600)	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	—	(603,486)	—	—	(603,486)
Changes in minority interests	—	—	—	—	—	—	—	—	—	—	383,358	383,358

Balance as of December 31, 2006 (in NT$)	191,311,927	19,131,193	11,405	67,707,287	16,699,508	322,150	17,774,335	27,557,845	(824,922)	(29,394,664)	6,238,018	297,402,889

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Expressed in Thousands)

								Unrealized
	Capital			Additional	Retained Earnings			Gain/Loss on	Cumulative
	Common		Collected	Paid-in	Legal	Special	Unappropriated	Financial	Translation	Treasury	Minority
	Stock	Shares	in Advance	Capital	Reserve	Reserve	Earnings	Instruments	Adjustment	Stock	Interests	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Balance as of January 1, 2007	191,311,927	19,131,193	11,405	67,707,287	16,699,508	322,150	17,774,335	27,557,845	(824,922)	(29,394,664)	6,238,018	297,402,889
Appropriation of 2006 retained earnings
Legal reserve	—	—	—	—	1,777,434	—	(1,777,434)	—	—	—	—	—
Special reserve	—	—	—	—	—	502,772	(502,772)	—	—	—	—	—
Cash dividends	—	—	—	—	—	—	(12,461,529)	—	—	—	—	(12,461,529)
Remuneration to directors and supervisors	—	—	—	—	—	—	(15,494)	—	—	—	—	(15,494)
Employee bonus — cash	—	—	—	—	—	—	(2,324,120)	—	—	—	—	(2,324,120)
Capital reduction	(57,393,578)	(5,739,358)	—	(1,142,437)	—	—	(2,650,494)	—	—	7,275,517	—	(53,910,992)
Adjustment of treasury stock held by subsidiary due to capital reduction	—	—	—	14,789	—	—	—	—	—	52,039	—	66,828
Cancellation of treasury stock	(1,920,670)	(192,067)	—	(622,323)	—	—	(2,655,027)	—	—	5,198,020	—	—
Treasury stock sold to employees	—	—	—	182	—	—	—	—	—	1,865,841	—	1,866,023
Net income in 2007	—	—	—	—	—	—	16,961,762	—	—	—	(101,293)	16,860,469
Adjustment of additional paid-in capital accounted for under the equity method	—	—	—	51,867	—	—	—	—	—	—	—	51,867
Adjustment of funds and investments disposal	—	—	—	11,310	—	—	—	—	(150)	—	—	11,160
Cash dividends allocated to subsidaries	—	—	—	15,541	—	—	—	—	—	—	—	15,541
Changes in unrealized gain on available-for-sale financial assets	—	—	—	—	—	—	—	(2,539,032)	—	—	—	(2,539,032)
Changes in unrealized gain on financial instruments of investees	—	—	—	—	—	—	—	(2,604,961)	—	—	—	(2,604,961)
Exercise of employee stock options	135,865	13,586	—	90,590	—	—	—	—	—	—	—	226,455
Common stock transferred from capital collected in advance	11,405	1,141	(11,405)	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	—	(41,490)	—	—	(41,490)
Changes in minority interests	—	—	—	—	—	—	—	—	—	—	394,085	394,085

Balance as of December 31, 2007 (in NT$)	132,144,949	13,214,495	—	66,126,806	18,476,942	824,922	12,349,227	22,413,852	(866,562)	(15,003,247)	6,530,810	242,997,699

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands)

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income attributable to shareholders of the parent	7,026,692	32,619,313	16,961,762	523,027
Net loss attributable to minority interests	(1,600,855)	(482,025)	(101,293)	(3,123)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	51,366,170	44,255,730	37,784,558	1,165,111
Amortization	3,278,290	1,826,622	1,383,794	42,670
Bad debt expense (reversal)	(149,407)	(164,908)	256	8
Loss (gain) on decline (recovery) in market value and obsolescence of inventories	(837,315)	1,089,490	372,359	11,482
Loss (gain) on valuation of financial assets and liabilities	(58,853)	131,997	2,767,710	85,344
Investment gain accounted for under the equity method	(984,087)	(1,178,103)	(625,752)	(19,296)
Cash dividends received under the equity method	870,694	1,086,996	660,050	20,353
Gain on disposal of investments	(10,276,618)	(28,651,109)	(12,040,872)	(371,288)
Loss (gain) on disposal of property, plant and equipment	41,128	(223,805)	(545,005)	(16,806)
Gain on reacquisition of bonds	(133,042)	(18,465)	(6,205)	(191)
Amortization of bond discounts (premiums)	(9,569)	87,369	58,461	1,803
Exchange gain on financial assets and liabilities	(2,352)	(13,009)	(45,182)	(1,393)
Exchange loss (gain) on long-term liabilities	77,021	(127,179)	127,417	3,929
Amortization of deferred income	(89,762)	(99,210)	(149,106)	(4,598)
Impairment loss	460,542	1,330,293	575,784	17,755
Effect from subsidiaries over which significant control is no longer held	(264,467)	—	—	—
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	46,605	(5,803,828)	738,675	22,777
Notes and accounts receivable	(1,668,590)	783,372	(874,901)	(26,978)
Other receivables	(243,280)	97,674	513,065	15,821
Inventories	17,184	(1,262,091)	(1,354,730)	(41,774)
Prepaid expenses	(342,885)	(78,560)	72,758	2,243
Deferred income tax assets	54,604	1,231,531	1,646,169	50,761
Other current assets	(14,612)	13,924	(9,807)	(302)
Notes payable	(167,875)	—	—	—
Accounts payable	(333,824)	(135,076)	378,415	11,669
Income tax payable	34,104	(106,504)	94,721	2,921
Accrued expenses	(691,806)	512,799	581,206	17,922
Other payables	14,366	51,232	(38,313)	(1,181)
Other current liabilities	(732,210)	183,773	(117,122)	(3,612)
Accrued pension liabilities	301,796	110,883	56,020	1,727
Capacity deposits	(193,249)	(4,953)	(873,554)	(26,937)
Other liabilities — others	242,200	14,178	87,769	2,706

Net cash provided by operating activities	45,046,108	47,078,351	48,079,107	1,482,550

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	—	(427,202)	—	—
Acquisition of available-for-sale financial assets	(3,126,417)	(5,145,237)	(3,912,891)	(120,656)
Acquisition of financial assets measured at cost	(2,834,658)	(2,281,596)	(1,359,890)	(41,933)
Acquisition of long-term investments accounted for under the equity method	(2,211,922)	(3,524,941)	(1,343,316)	(41,422)
Proceeds from disposal of financial assets at fair value through profit or loss	—	74,092	—	—
Proceeds from disposal of available-for-sale financial assets	9,755,644	18,697,235	9,226,736	284,512
Proceeds from disposal of financial assets measured at cost	2,323,314	903,019	1,004,253	30,967
Proceeds from disposal of long-term investments accounted for under the equity method	7,178,638	8,202,027	1,531,544	47,226
Proceeds from maturity of held-to-maturity financial assets	1,708,260	—	1,119,950	34,534
Prepayment for long-term investments	—	—	(648,360)	(19,993)
Proceeds from capital reduction and liquidation of investments	50,725	204,352	342,206	10,552
Acquisition of property, plant and equipment	(22,162,708)	(33,239,978)	(28,299,165)	(872,623)
Proceeds from disposal of property, plant and equipment	3,084,714	587,904	1,751,144	53,998
Acquisition of deferred charges	(1,377,043)	(1,095,114)	(1,255,453)	(38,713)
Decrease (increase) in restricted deposits	(555,800)	555,800	—	—
Decrease (increase) in other assets	679,908	(20,958)	44,122	1,361

Net cash used in investing activities	(7,487,345)	(16,510,597)	(21,799,120)	(672,190)

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands)

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Proceeds from short-term loans	499,929	204,265	14,000	432
Repayment of long-term loans	(20,382,214)	—	—	—
Issuance of bonds	12,478,603	—	—	—
Redemption of bonds	(2,820,004)	(10,250,000)	(5,355,192)	(165,131)
Reacquisition of bonds	(2,662,226)	(1,844,683)	(819,323)	(25,264)
Remuneration paid to directors and supervisors	(27,006)	(6,324)	(15,494)	(478)
Increase (decrease) in deposits-in	(204,474)	(6,379)	2,136	66
Cash dividends	(1,758,736)	(7,155,865)	(12,446,080)	(383,783)
Payment of employee bonus	—	(305,636)	(2,324,120)	(71,666)
Treasury stock sold to employees	—	—	1,866,023	57,540
Capital reduction	—	—	(53,844,157)	(1,660,319)
Purchase of treasury stock	(16,378,692)	(27,286,339)	—	—
Exercise of employee stock options	1,642,008	1,725,665	226,455	6,983
Increase (decrease) in minority shareholders	20,826	(130,269)	2,202	68

Net cash used in financing activities	(29,591,986)	(45,055,565)	(72,693,550)	(2,241,552)

Effect of exchange rate changes on cash and cash equivalents	(1,536,358)	(247,242)	238,502	7,354
Effect of subsidiaries change	814,408	(38,539)	—	—

Net increase (decrease) in cash and cash equivalents	7,244,827	(14,773,592)	(46,175,061)	(1,423,838)
Cash and cash equivalents at beginning of year	101,381,973	108,626,800	93,853,208	2,894,024

Cash and cash equivalents at end of year	108,626,800	93,853,208	47,678,147	1,470,186

Supplemental disclosures of cash flow information:
Cash paid for interest	1,379,098	971,038	522,300	16,105

Cash paid (refunded) for income tax	(129,057)	167,433	2,094,070	64,572

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	19,407,024	38,054,650	24,205,072	746,379
Add: Payable at beginning of year	8,071,379	5,315,695	10,130,367	312,376
Less: Payable at end of year	(5,315,695)	(10,130,367)	(6,036,274)	(186,132)

Cash paid for acquiring property, plant and equipment	22,162,708	33,239,978	28,299,165	872,623

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	—	69,621	3,285,254	101,303
Book value of available-for-sale financial assets delivered for exchange	—	(20,242)	(895,055)	(27,600)
Elimination of related balance sheet accounts	—	15,302	392,118	12,091

Recognition of gain on disposal of available-for-sale financial assets	—	64,681	2,782,317	85,794

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	HISTORY AND ORGANIZATION

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

The numbers of employees as of December 31, 2005, 2006 and 2007 were 13,278, 14,251 and 14,680 respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in conformity with requirements of the Business Entity Accounting Act and Regulation on Business Entity Accounting Handling with respect to financial accounting standard, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

General Descriptions of Reporting Entities

Principles of Consolidation

Investees in which UMC, directly or indirectly, holds more than 50% of voting rights or de facto control with less than 50% of voting rights, are consolidated into UMC’s financial statements. (UMC and the consolidated entities are hereinafter referred to as “the Company”.)

Transactions between consolidated entities are eliminated in the consolidated financial statements. Prior to January 1, 2006, the difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized over 5 years; however effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC Statement of Financial Accounting Standard (SFAS) No. 25, “Business Combination — Accounting Treatment under Purchase Method”, and goodwill is not subject to amortization.

The consolidated entities are as follows:

As of December 31, 2006

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)
UMC	UMC GROUP (USA)(UMC-USA)	IC Sales	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V (UME BV)	IC Sales	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Consulting and planning for investment in new business	100.00
UMC	UMCI LTD. (UMCI)	Sales and manufacturing of integrated circuits	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	99.99
UMC	UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note 1)	Sales and manufacturing of LCOS	81.76
UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	50.09
UMC and UMO	THINTEK OPTRONICS CORP. (THINTEK) (Note 1)	LCOS design, production and sales	—
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
As of December 31, 2007

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)
UMC	UMC-USA	IC Sales	100.00
UMC	UME BV	IC Sales	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00
UMC	TLC	Consulting and planning for investment in new business	100.00
UMC	UMCI	Sales and manufacturing of integrated circuits	100.00

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)
UMC	FORTUNE	Consulting and planning for investment in new business	99.99

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)
UMC	UMO (Note 1)	Sales and manufacturing of LCOS	85.24
UMC	UMCJ	Sales and manufacturing of integrated circuits	50.09
FORTUNE	UNITRUTH	Investment holding	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
UMO	UMO(HK) LIMITED	Investment holding	100.00

Note 1:	THINTEK was merged into UMO on October 1, 2006. The exchange ratio was 2.31 to 1.
Foreign Currency Transactions

Transactions denominated in foreign currencies are remeasured into the local functional currencies and recorded based on the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured into the local functional currencies at the exchange rates prevailing at the balance sheet date, with the related exchange gains or losses included in the consolidated statements of income. Translation gains or losses from investments in foreign entities are recognized as cumulative translation adjustment in stockholders’ equity.

Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to the consolidated statements of income, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded in the consolidated statements of income. Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to stockholders’ equity, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded as adjustment items to stockholders’ equity. Non-monetary assets and liabilities denominated in foreign currencies and reported at cost are remeasured at historical exchange rates.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with R.O.C. generally accepted accounting principles requires management to make reasonable estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results may differ from those estimates.

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries and UMC’s Singapore branch (the Branch) are translated into New Taiwan Dollars using the spot rates at the balance sheet date for asset and liability accounts and average exchange rates during the year for profit and loss accounts. The cumulative translation effects from the subsidiaries and the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in consolidated stockholders’ equity.

Convenience Translation into US Dollars

Translations of amount from New Taiwan dollars (NT$) into United States dollars for the reader’s convenience were calculated at the noon buying rate of US$1.00 to NT$32.43 on December 31, 2007 in The City of New York for cable transfers of NT$ as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the NT$ amounts could have been, or could be, converted into United States dollars at such rate.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Financial Instruments

In accordance with ROC Statement of Financial Accounting Standard (SFAS) No. 34, “Financial Instruments: Recognition and Measurement” and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as either financial assets at fair value through profit or loss, held-to-maturity financial assets, financial assets measured at cost, or available-for-sale financial assets. Financial liabilities are recorded at fair value through profit or loss.

The Company accounts for purchase or sale of financial instruments as of the trade date, which is the date the Company commits to purchase or sell the asset or liability. Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
a.	Financial instruments at fair value through profit or loss

Financial instruments held for short-term sale or repurchase purposes and derivative financial instruments not qualified for hedge accounting are classified as financial assets or liabilities at fair value through profit or loss.

This category of financial instruments is measured at fair value and changes in fair value are recognized in the consolidated statements of income. Stock of listed companies, convertible bonds, and closed-end funds are measured at closing prices as of the balance sheet date. Open-end funds are measured at the unit price of the net assets as of the balance sheet date. The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants in the industry.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company recognizes an impairment loss when objective evidence of impairment exists. Any reduction in the impairment loss of equity investments in subsequent periods will be recognized as an adjustment to consolidated stockholders’ equity. The impairment loss of a debt security may be reversed and recognized in the current period’s consolidated statement of income if the security recovers and the Company concludes the recovery is related to improvements in the factors or events that originally caused the impairment.
Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on management’s judgment of the collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and subsequently adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated individually by category at the lower of aggregate cost or market value as of the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the market values of work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value or obsolescence is provided, when necessary.

Long-term Investments Accounted for Under the Equity Method

Long-term investments are initially recorded at acquisition cost. Investments acquired by the contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized over a period of 5 years.

Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method. Prior to January 1, 2006, the difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date was amortized over 5 years; however, effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC SFAS No. 25, “Business Combination — Accounting Treatment under Purchase Method”, where goodwill is not subject to amortization.

The change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts.

Unrealized intercompany gains and losses arising from sales from the Company to equity method investees are eliminated in proportion to the Company’s ownership percentage until realized through transactions with third parties. Intercompany gains and losses arising from transactions between the Company and majority-owned (above 50%) subsidiaries are eliminated entirely until realized through transactions with third parties.

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

The total value of an investment and related receivables cannot be negative. If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to other liabilities — others on the consolidated balance sheet.

The Company ceases to use the equity method upon a loss of ability to exercise significant influence over an investee. In accordance with ROC SFAS No. 34, “Financial Instrument: Recognition and Measurement”, the carrying value of the investment upon the loss of significant influence remains as the carrying value of the investment. Any amount of the investee’s additional paid-in capital and other adjustment items under stockholders’ equity recorded in the stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as gain or loss on disposal of investments. Cash dividends received during the year of change would be applied as a reduction of the carrying amount of the investment. Dividends received in subsequent years are recorded in accordance with ROC SFAS No. 32, “Accounting for Revenue Recognition.”

Gain or loss on disposal of long-term investments is based on the difference between selling price and book value of investments sold. Any amount of the investee’s additional paid-in capital and other adjustment items under stockholders’ equity recorded in the stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as gain or loss on disposal of investments.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated over their estimated useful lives. Upon disposal of property, plant and equipment, their original cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expense. Idle assets are classified as other assets at the lower of net book or net realizable value, with the difference charged to non-operating expenses. Depreciation is recognized on a straight-line basis using the estimated economic life of the assets less salvage value.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Buildings	8 ~ 55 years
Machinery and equipment	5 ~ 6 years
Transportation equipment	4 ~ 5 years
Furniture and fixtures	2 ~ 14 years
Leased assets and leasehold improvements	The lease period or estimated economic life, whichever is shorter
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

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property license fees — the shorter of contract term or estimated economic life of the related technology; and software — 3 years.

Prior to December 31, 2005, the issuance costs of convertible and exchangeable bonds were classified as deferred charges and amortized over the life of the bonds. Effective January 1, 2006, the unamortized amounts as of December 31, 2005 were reclassified as a bond discount and recorded as a deduction to bonds payable. The amounts are amortized using the effective interest method over the remaining life of the bonds. If the difference between the straight-line method and the effective interest method is immaterial, the amortization of the bond discount may be amortized using the straight-line method and recorded as interest expenses.

Convertible and Exchangeable Bonds

The excess of the stated redemption price over par value is accrued as interest payable and expensed over the redemption period using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of the bonds is credited to common stock at an amount equal to the par value of the common stock with the excess credited to additional paid-in capital. No gain or loss is recognized upon bond conversion.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

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

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee. Fund assets are deposited under the committee’s name in the Bank of Taiwan and hence, not associated with the Company. Therefore, fund assets are not to be included in the Company’s financial statements. Pension benefits for employees of the Branch and overseas subsidiaries are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees subject to the Labor Standards Law, a defined benefit plan, were allowed to choose to either elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.

The accounting for UMC’s pension liability is computed in accordance with ROC SFAS No.18. Net pension costs of the defined benefit plan are recorded based on an independent actuarial valuation. Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. UMC recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Treasury Stock

In accordance with ROC SFAS No. 30, “Accounting for Treasury Stock”, treasury stock held by the Company is accounted for under the cost method. The cost of treasury stock is shown as a deduction to consolidated stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital. Treasury stock transferred to employees is accounted for as treasury stock transaction and no compensation expense is recorded. The Company’s stock held by its subsidiaries is also treated as treasury stock. Cash dividends received by subsidiaries from the Company are recorded as additional paid-in capital — treasury stock transactions.

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

Allowance for sales returns and discounts are estimated based on history of customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectibility. Such allowances are recorded in the same period in which sales are made. Shipping and handling costs are included in sales expenses.

Research and Development Expenditures

Research and development expenditures are charged to expenses as incurred.

Capital Expenditures Versus Operating Expenditures

Expenditures are capitalized when it is probable that the Company will receive future economic benefits associated with the expenditures.

Income Tax

The Company adopted ROC SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. The provision for income taxes includes deferred income tax assets and liabilities that are a result of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, loss carry-forward and investment tax credits. A valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, its classification is based on the expected reversal date of the temporary difference.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006. Set up by the Executive Yuan, the IBTA is a supplemental 10% tax that is payable if the income tax payable determined by the ROC Income Tax Act is below the minimum amount as prescribed by the IBTA. The IBTA is calculated based on taxable income as defined by the IBTA, which includes most income that is exempted from income tax under various legislations. The impact of the IBTA has been considered in the Company’s income tax for the current reporting periods.

Earnings per Share

Earnings per share is computed according to ROC SFAS No. 24, “Earnings Per Share” Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income (loss) is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and bonus share issues.

Asset Impairment

Pursuant to ROC SFAS No. 35, the Company assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use. For previously recognized losses, the Company assesses at the balance sheet date any indication that the impairment loss no longer exists or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount, including goodwill, of CGU or group of CGUs is greater than its recoverable amount, it results in an impairment loss. The loss is first recorded against the CGU’s goodwill, with any remaining loss allocated to other assets on a pro rata basis proportionate to their carrying amounts. The write-down of goodwill cannot be reversed in subsequent periods under any circumstances.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Impairment losses and reversals are classified as non-operating expenses and income, respectively.

New Accounting Pronouncements

In November 2007, the Accounting Research and Development Foundation in Taiwan (ARDF) issued ROC SFAS No. 10, “Accounting for Inventory” (ROC SFAS 10), which provides guidance on initial recognition, measurement, presentation and disclosure of inventory. Last-In-First-Out is not permitted. Idle facility expense and wasted material (spoilage) shall be recognized as current-period charges. The allocation of fixed production overheads to the costs of conversion shall be based on the normal capacity of the production facilities. Inventories are carried at the lower of cost and net realizable value. The rule of cost or net realizable value, whichever is lower, should be applied directly to each item, not to the total of the inventory. The standard is effective from January 1, 2009. We do not expect this statement to have a material impact on our consolidated financial statements.

In August 2007, ARDF issued ROC SFAS No. 39, “Accounting for Share-Based Payment” (ROC SFAS 39), which provides guidance on accounting treatment for share-based payment. A Share-Based Payment is a transaction in which the entity receives or acquires goods (inventories, property, plant, and equipment, intangible assets, and other non-financial assets) or services either as consideration for its equity instruments (stocks or stock options) or by incurring liabilities for amounts based on the price of the entity’s share or other equity instruments of the entity. The accounting requirement for an entity’s share-based payment depends on how the transaction will be settled. Equity-settled share-based payment transactions, in which the entity receives goods or services as consideration for equity instruments of the entity (including stocks or stock options), and cash-settled share-based payment transactions, in which the entity acquires goods or services by incurring liabilities to the supplier of those goods or services are based on the price (or value) of the entity’s shares or other equity instruments of the entity. In addition, the fair value of the equity instruments granted is used and measured on the grant date for transactions with employees; for transactions with parties other than employees, the fair value should be measured at the date the entity receives the relevant goods or services. ROC SFAS No.39 is effective for the entity beginning January 1, 2008. Upon adopting ROC SFAS 39, we will change our accounting treatment of share-based payment for options granted on or after January 1, 2008.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3.	ACCOUNTING CHANGES

Goodwill

The Company adopted the amendments to ROC SFAS No. 1, “Conceptual Framework of Financial Accounting and Preparation of Financial Statements,” SFAS No. 5, “Long-Term Investments in Equity Securities,” and SFAS No. 25, “Business Combinations — Accounting Treatment under Purchase Method,” all of which have discontinued the amortization of goodwill effective on January 1, 2006. As a result of adopting the revised SFAS No.1, revised SFAS No.5 and revised SFAS No.25 on January 1, 2006, the Company’s total assets as of December 31, 2006 are NT$856 million higher than if it had continued to account for goodwill under the prior year’s requirements. The net income and earnings per share for the year ended December 31, 2006, are NT$856 million and NT$0.05 higher, respectively, than if the Company had continued to account for goodwill under the prior year’s requirements.

Financial Instruments
(1)	The Company adopted ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement” and SFAS No. 36, “Financial Instruments: Disclosure and Presentation” to account for the financial instruments effective January 1, 2006.

(2)	The above changes in accounting principles increased the Company’s total assets, total liabilities, and stockholders’ equity as of January 1, 2006 by NT$24,246 million, NT$1,326 million, and NT$22,920 million, respectively; and resulted in an unfavorable cumulative effect of changes in accounting principles of NT$1,189 million deducted from consolidated net income, thereby reducing basic earnings per share by NT$0.06 for the year ended December 31, 2006.
4.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2006	2007
	NT$’000	NT$’000
Cash:
Cash on hand	2,665	2,665
Checking and savings accounts	4,527,578	6,031,675
Time deposits	80,909,065	35,697,615

Subtotal	85,439,308	41,731,955

Cash equivalents:	8,413,900	5,946,192

Total	93,853,208	47,678,147

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of December 31,
	2006	2007
	NT$’000	NT$’000
Held for trading
Listed stocks	8,094,274	4,800,385
Convertible bonds	443,733	—
Open-end fund	—	4,550

Total	8,538,007	4,804,935

During the years ended December 31, 2006 and 2007, net gain (loss) of financial assets at fair value through profit or loss, current, were a net gain of NT$671 million and a net loss of NT$2,737 million, respectively.
6. HELD-TO-MATURITY FINANCIAL ASSETS

	As of December 31,
	2006	2007
	NT$’000	NT$’000
Credit-linked deposits and repackage bonds	1,110,422	—
7. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2006	2007
	NT$’000	NT$’000
Accounts receivable	15,002,206	15,612,138
Less: Allowance for sales returns and discounts	(798,492)	(599,607)
Less: Allowance for doubtful accounts	(1,996)	(2,252)

Net	14,201,718	15,010,279

8. INVENTORIES, NET

	As of December 31,
	2006	2007
	NT$’000	NT$’000
Raw materials	1,157,909	1,158,782
Supplies and spare parts	1,974,417	2,223,092

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2006	2007
	NT$’000	NT$’000
Work in process	7,220,955	8,201,214
Finished goods	1,636,365	1,236,551

Total	11,989,646	12,819,639
Less: Allowance for loss on decline in market value and obsolescence	(1,111,464)	(951,807)

Net	10,878,182	11,867,832

     Inventories were not pledged.
9. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, NONCURRENT

	As of December 31,
	2006	2007
	NT$’000	NT$’000
Convertible bonds	474,738	47,598

During the year ended December 31, 2006 and 2007, net gain (loss) of financial assets at fair value through profit or loss, noncurrent, were a net gain of NT$92 million and a net loss of NT$17 million, respectively.
10. AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

	As of December 31,
	2006	2007
	NT$’000	NT$’000
Common stock	52,311,172	50,757,743
Funds	—	153,900

Total	52,311,172	50,911,643

During the years ended December 31, 2006 and 2007, the total unrealized gain adjustments to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were NT$21,947 million and NT$5,658 million, respectively. The Company recognized gains of NT$13,940 million and NT$9,414 million due to the disposal of available-for-sale assets during the years ended December 31, 2006 and 2007, respectively. 5.5 million shares of SIMPLO TECHNOLOGY were acquired through private placement in July 2006 and the exchange of these shares are restricted by the provisions in Article 43 paragraph 8 of the Securities and Exchange Law.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of December 31,
	2006	2007
	NT$’000	NT$’000
Common stock	4,614,880	5,282,110
Preferred stock	2,387,508	2,303,264
Convertible bond	—	16,394
Funds	513,557	693,911

Total	7,515,945	8,295,679

Four million shares of INPAQ TECHNOLOGY were acquired through private placement in November 2007 and the exchange of these shares are restricted by the provisions in Article 43 paragraph 8 of the Securities and Exchange Law.
12. LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD
a.	Details of long-term investments accounted for under the equity method are as follows:

	As of December 31,
	2006		2007
				Percentage of
		Percentage of Ownership		Ownership or Voting
Investee Company	Amount	or Voting Rights	Amount	Rights
	NT$’000		NT$’000
Listed companies
HOLTEK SEMICONDUCTOR INC. (HOLTEK) (Note A)	878,747	24.45	—	—
ITE TECH. INC. (ITE) (Note B)	341,268	21.80	—	—

Subtotal	1,220,015		—

Unlisted companies
PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note C)	127,379	49.99	127,379	49.99
MTIC HOLDING PTE LTD.	81,402	49.94	82,230	49.94
UWAVE TECHNOLOGY CORP.(UWAVE) (Note D)	36,823	48.64	—	48.64
UCA TECHNOLOGY INC. (UCA) (Note E)	50,128	48.33	—	48.33
SMEDIA TECHNOLOGY CORP.	153,830	48.73	172,191	45.74
YUNG LI INVESTMENTS, INC.	202,390	44.44	276,345	45.16
MEGA MISSION LIMITED PARTNERSHIP	2,699,491	45.00	2,441,703	45.00

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2006		2007
				Percentage of
		Percentage of Ownership		Ownership or Voting
Investee Company	Amount	or Voting Rights	Amount	Rights
	NT$’000		NT$’000
ACHIEVE MADE INTERNATIONAL LTD.	30,845	44.44	24,920	43.29
UNITECH CAPITAL INC.	959,542	42.00	954,691	42.00
WALTOP INTERNATIONAL CORP.	117,457	40.00	141,041	40.00
ANOTO TAIWAN CORP.	32,622	49.00	24,635	39.20
AEVOE INTERNATIONAL LTD.	12,610	35.80	13,552	38.62
HSUN CHIEH INVESTMENT CO., LTD. (Note F)	4,674,311	36.49	4,122,988	36.49
UC FUND II	122,648	35.45	202,075	35.45
NEXPOWER TECHNOLOGY CORP.	11,976	40.00	784,668	34.55
CRYSTAL MEDIA INC.	50,649	34.03	46,439	32.87
CTC CAPITAL PARTNERS I, L.P.	—	—	145,021	32.11
XGI TECHNOLOGY INC.	96,685	31.62	32,410	31.53
ALLIANCE OPTOTEK CORP.	47,107	29.09	76,505	27.76
AMIC TECHNOLOGY CORP.	176,287	28.94	101,452	25.95
HIGH POWER LIGHTING CORP.	60,434	23.00	46,070	23.00
MOBILE DEVICES INC.	25,076	23.86	46,522	21.79
TRANSLINK CAPITAL PARTNERS I L.P. (TRANSLINK) (Note G)	—	—	46,758	16.73
STAR SEMICONDUCTOR CORP.	19,417	41.19	—	—
TERA XTAL TECHNOLOGY CORP.	108,950	35.00	—	—
HIGHLINK TECHNOLOGY CORP. (Note H)	361,378	30.63	—	—
U-MEDIA COMMUNICATIONS, INC.	24,110	26.05	—	—
AFA TECHNOLOGY, INC. (AFA) (Note I)	40,766	24.97	—	—
PARADE TECHNOLOGIES, LTD.	65,560	23.30	—	—
USBEST TECHNOLOGY INC. (USBEST) (Note I)	52,711	21.45	—	—

Subtotal	10,442,584		9,909,595

Total	11,662,599		9,909,595

Note A:	As UMC did not have significant influence after decreasing its percentage of ownership in HOLTEK in September 2007; the investee was classified as available-for-sale financial asset.

Note B:	As UMC did not have significant influence after decreasing its percentage of ownership in ITE in August 2007; the investee was classified as available-for-sale financial asset.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note C:	On June 27, 2006, PACIFIC set July 3, 2006 as its liquidation date through a decision at its shareholders’ meeting. The liquidation has not been completed as of December 31, 2007

Note D:	On June 29, 2007, UWAVE reached the decision to liquidate the company at its shareholders’ meeting. The liquidation has not been completed as of December 31, 2007

Note E:	On September 14, 2007, UCA reached the decision to liquidate the company at its shareholders’ meeting. The liquidation has not been completed as of December 31, 2007

Note F:	As of January 27, 2006, the Company sold 58.5 million shares of HSUN CHIEH. UMC’s ownership percentage decreased from 99.97% to 36.49%. As a result, Hsun Chieh is no longer our consolidated subsidiary.

Note G:	According to the partnership contract, the Company has significant influence over TRANSLINK, and it is accounted for under the equity method.

Note H:	As of March 1, 2007, HIGHLINK (an equity method investee) and EPITECH TECHNOLOGY CORP. (EPITECH) (accounted for as an available-for-sale financial asset, noncurrent) merged into EPISTAR CORP. and were continued as EPISTAR CORP. (classified as a noncurrent available-for-sale financial asset after the merger). During the transaction, 5.5 shares of HIGHLINK and 3.08 shares of EPITECH were exchanged for 1 share of EPISTAR CORP. Five million shares of HIGHLINK were acquired through private placement in February 2006 and the exchange of these shares are restricted by Article 43 paragraph 8 of the Securities and Exchange Law.

Note I:	AFA was merged into USBEST on December 31, 2007. During the transaction, one share of AFA is exchanged for 0.66 share of USBEST.
b.	Total gains arising from investments accounted for under the equity method, based on the audited financial statements of the investees, were NT$1,178 million and NT$626 million for the years ended December 31, 2006 and 2007, respectively. Investment income amounting to NT$848 million and NT$810 million for the years ended December 31, 2006 and 2007, respectively, and the related long-term investment balances of NT$1,719 million and NT$5,418 million as of December 31, 2006 and 2007, respectively, were determined based on the investees’ financial statements audited by other auditors.

c.	The long-term equity investments were not pledged.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. PROPERTY, PLANT AND EQUIPMENT

	As of December 31, 2006
		Accumulated
	Cost	Depreciation	Book Value
	NT$’000	NT$’000	NT$’000
Land	1,879,442	—	1,879,442
Buildings	21,076,844	(6,807,389)	14,269,455
Machinery and equipment	415,225,873	(302,547,942)	112,677,931
Transportation equipment	90,706	(61,056)	29,650
Furniture and fixtures	2,964,369	(2,240,443)	723,926
Leasehold improvement	42,968	(40,093)	2,875
Construction in progress and prepayments	22,244,850	—	22,244,850

Total	463,525,052	(311,696,923)	151,828,129

	As of December 31, 2007
		Accumulated
	Cost	Depreciation	Book Value
	NT$’000	NT$’000	NT$’000
Land	1,922,230	—	1,922,230
Buildings	22,529,856	(7,944,046)	14,585,810
Machinery and equipment	446,198,339	(336,320,744)	109,877,595
Transportation equipment	85,877	(65,574)	20,303
Furniture and fixtures	3,429,067	(2,549,736)	879,331
Leasehold improvement	42,809	(40,845)	1,964
Construction in progress and prepayments	9,931,551	—	9,931,551

Total	484,139,729	(346,920,945)	137,218,784

a.	Total interest expense before capitalization amounted to NT$1,364 million, NT$648 million and NT$266 million for the years ended December 31, 2005, 2006 and 2007, respectively.
Details of capitalized interest are as follows:

	For the year ended December 31,
	2005	2006	2007
	NT$’000	NT$’000	NT$’000
Machinery and equipment	260,294	—	80,382
Other property, plant and equipment	4,397	—	4,246

Total interest capitalized	264,691	—	84,628

Interest rates applied	2.86%~4.20%	—	0.67%~0.92%

b.	Property, plant, and equipment were not pledged.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14. OTHER ASSETS - OTHERS

	As of December 31,
	2006	2007
	NT$’000	NT$’000
Leased assets	1,333,029	1,202,453
Deposits-out	738,696	745,457
Others	260,429	265,587

Total	2,332,154	2,213,497

Please refer to Note 6 for deposits-out pledged as collateral.
15. IMPAIRMENT

	For the year ended December31,
	2005	2006	2007
	NT$’000	NT$’000	NT$’000
Available for sale financial assets, noncurrent	3,848	825,863	371,194
Long-term investments accounted for under the equity method	250,435	33,217	—
Financial assets measured at cost, noncurrent	86,259	215,071	196,898
Technology know how	—	256,142	—
Fixed assets	120,000	—	7,692

Total	460,542	1,330,293	575,784

16. SHORT-TERM LOANS

	As of December 31,
	2006	2007
	NT$’000	NT$’000
Unsecured bank loans	342,549	359,071

Interest rates	3.25%~5.85%	3.43%~5.43%

The Company’s unused short-term lines of credits amounted to NT$13,057 million and NT$12,197 million as of December 31, 2006 and 2007, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of December 31,
	2006	2007
	NT$’000	NT$’000
Interest rate swaps	626,230	318,707
Derivatives embedded in exchangeable bonds	359,037	—
Forward contract	—	21,523

Total	985,267	340,230

During the years ended December 31, 2006 and 2007, net gain arising from financial liabilities at fair value through profit or loss, current were NT$312 million and NT$406 million, respectively.
18. BONDS PAYABLE

	As of December 31,
	2006	2007
	NT$’000	NT$’000
Domestic unsecured bonds:
Issued in April 2001 and due on April 2008, 5.2170% ~ 5.2850% interest payable annually	5,250,000	3,000,000
Issued in May ~ June 2003 and due on May ~ June 2008, 4.0% minus USD 12-Month LIBOR interest payable annually	7,500,000	7,500,000
Issued in May ~ June 2003 and due on May ~ June 2010, 4.3% minus USD 12-Month LIBOR interest payable annually	7,500,000	7,500,000
Zero coupon convertible bonds:
Issued in March 2002 and due on March 2007	1,484,268	—
Issued in November 2003 and due on November 2013	2,225,020	—
Issued in October 2005 and due on February 2008	12,441,268	12,395,500
Zero coupon exchangeable bonds:
Issued in May 2002 and due on May 2007	3,122,060	—
(Discounts) premiums on convertible bonds	(71,257)	(10,720)

Subtotal	39,451,359	30,384,780
Less: Current portion	(9,068,283)	(22,889,476)

Net	30,383,076	7,495,304

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
a.	During the period from April 16 to April 27, 2001, UMC issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repaid starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%. On April 27, 2006, the five-year bonds were fully repaid.

b.	During the period from October 2 to October 15, 2001, UMC issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest was paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. On October 15, 2006 and 2004, the five-year bonds and the three-year bonds were fully repaid, respectively.

c.	On May 10, 2002, UMC issued zero coupon exchangeable bonds listed on the EuroMTF Market of the Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:
(a)	Issue Amount: US$235 million

(b)	Period: May 10, 2002 ~ May 10, 2007

(c)	Redemption
i.	UMC may redeem the bonds, in whole or in part, after three months of the issuance and prior to the maturity date, at their principal amount if the closing price of the AU Optronics Corp. (AUO) common shares on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NT$34.645=US$1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	UMC will, at the option of the bondholders, redeem such bonds on February 10, 2005 at its principal amount.
(d)	Terms of Exchange

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
i.	Underlying securities: ADSs or common shares of AUO.

ii.	Exchange Period: The bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price is NT$44.3 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.
(e)	Exchange of the Bonds

As of December 31, 2005, 2006, and 2007 certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$137 million, US$139, and 235 million into AUO shares, respectively. Gain arising from the exercise of exchange rights during the years ended December 31, 2005, 2006, and 2007 amounted to nil, NT$65 million, and NT$2,782 million respectively, and were recognized as gain on disposal of investments.

(f)	Redemption at maturity date

At the maturity date of May 10, 2007, UMC redeemed all of the remaining bonds outstanding in the principal amount of US$0.3 million.
d.	During the period from May 21 to June 24, 2003, UMC issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

e.	On October 5, 2005, UMC issued zero coupon convertible bonds on the LSE. The terms and conditions of the bonds are as follows:
(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

(c)	Redemption
i.	On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, UMC may redeem all, but not some only, of the bonds.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ii.	If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, UMC may redeem all, but not some only, of the bonds.

iii.	In the event that UMC’s ADSs or shares have officially ceased to be listed or admitted for trading on the New York Stock Exchange or the Taiwan Stock Exchange, as the case may be, each bondholder shall have the right, at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.	In the event of certain changes in taxation in the R.O.C. resulting in UMC becoming required to pay additional amounts, UMC may redeem all, but not in part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by UMC in such event, in which case the bondholders shall not be entitled to receive payments of such additional amounts.

v.	If a change of control occurs with respect to UMC, each bondholder shall have the right at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	UMC will pay the principal amount of the bonds at its maturity date, February 15, 2008.
(d)	Conversion
i.	Conversion Period: Except for the closed period, the bonds may be converted into UMC’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii.	Conversion Price and Adjustment: The conversion price is US$4.253 per ADS. The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.
f.	On March 25, 2002, UMC’s subsidiary, UMC JAPAN (UMCJ), issued LSE- listed zero coupon convertible bonds with an aggregate principal amount of JPY17,000 million and the issue price was set at 101.75% of the principal amount. The terms and conditions of the bonds are as follows:
(a)	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on March 26, 2007 at their principal amount.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(b)	Redemption at the Option of UMCJ
i.	On or at any time after March 25, 2005, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that has not been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

ii.	In case of a corporate split or share exchange share transfer, UMCJ may redeem all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

iii.	If a change in who controls UMCJ occurs, bondholders will be able to require UMCJ to redeem their bonds on the date that is 85 days after the change of control occurs.
(c)	Conversion Period

At any time on or after May 3, 2002 to and including March 19, 2007. The bonds may be converted into the common shares of UMCJ.

(d)	Conversion Price

The conversion price was set at JPY400,000 per share, subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of December 31, 2005, UMCJ has reacquired and cancelled JPY7,850 million and JPY7,650 million, respectively, of the bonds from the open market. The gain on the reacquisition amounting to JPY6 million was recognized as other income during the year ended December 31, 2005.

As of December 31, 2006, UMCJ has reacquired and cancelled a total amount of JPY 11,630 million, of the bonds from the open market. The gain on the reacquisition amounting to JPY28 million was recognized as other income for the year ended December 31, 2006.

As of December 31, 2007, UMCJ has reacquired and cancelled a total amount of JPY11,630 million of the bonds from the open market. There was no reacquisition during the year ended December 31, 2007.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(f)	Redemption at maturity date

At the maturity date of March 26, 2007, UMCJ redeemed all the remaining bonds in the principal amount of JPY5,370 million.
g.	On November 25, 2003, UMCJ issued its second LSE-listed zero coupon convertible bonds with an aggregate principal amount of JPY21,500 million and the issue price was set at 101.25% of the principal amount. The terms and conditions of the bonds are as follows:
(a)	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on November 25, 2013 at their principal amount.

(b)	Redemption at the Option of UMCJ
i.	On or at any time after November 27, 2006, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that has been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

ii.	In case of a corporate split or share exchange share transfer, UMCJ may redeem all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

iii.	If a change in who controls UMCJ occurs, bondholders will be able to require UMCJ to redeem their bonds on the date that is 70 days after the change of control occurs.

iv.	UMCJ will, at the option of the bondholders, redeem such bonds on November 26, 2007 at its principal amount.
(c)	Conversion Period

The conversion period may be any time on or after January 5, 2004 and on or prior to November 11, 2013. The bonds may be converted into the common shares of UMCJ.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(d)	Conversion Price

The conversion price was set at JPY187,500 per share, subject to adjustment upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of December 31, 2005, UMCJ had reacquired JPY10,490 million of bonds from the open market. The gain on the reacquisition amounting to JPY449 million was recognized as other income for the year ended December 31, 2005.

As of December 31, 2006,UMCJ had reacquired and cancelled JPY13,450 million and JPY4,160 million, respectively, of the bonds from the open market. The gain on the reacquisition amounting to JPY38 million was recognized as other income for the year ended December 31, 2006.

As of December 31, 2007, UMCJ has reacquired and cancelled JPY16,270 million and JPY8,430 million, respectively, of the bonds from the open market. UMCJ also redeemed bonds in the principal amount of JPY5,230 million upon request from bondholders. The gain on the reacquisition amounting to JPY178 million was recognized as other income for the year ended December 31, 2007.

h.	Repayments of the above-mentioned bonds in the future years are as follows:

(Assuming the convertible bonds are paid off upon maturity.)

Bonds repayable in	Amount
NT$’000
2008	22,895,500
2009	—
2010	7,500,000

Total	30,395,500

19. PENSION PLAN
a.	The Labor Pension Act of the R.O.C., which adopts a defined contribution plan, became effective on July 1, 2005. Employees subject to the Labor Standards Law, a defined benefit plan, were offered the option to elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005 and a total of NT$372 million and NT$395 million were contributed by the Company for the years ended December 31, 2006 and 2007, respectively. Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and during the years ended December 31, 2006 and 2007, the Company made contributions of NT$97 million and NT$126 million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
b.	The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the fifteenth year. The total units shall not exceed 45 units. In accordance to the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Bank of Taiwan in the name of an administered pension fund committee. Government authority will collect the fund as a Labor Retirement Fund and determine the allocation and investment policy of the assets. The defined benefit plan assets and obligations are measured as of December 31. The unrecognized net asset or obligation at transition based on actuarial valuation is amortized on a straight-line basis over 15 years.

c.	Change in benefit obligation during the year:

	For the year ended December 31,
	2006	2007
	NT$’000	NT$’000
Projected benefit obligation at beginning of year	(4,778,045)	(5,090,744)
Service cost	(128,775)	(124,193)
Interest cost	(136,780)	(136,017)
Benefits paid	22,738	54,122
Gain (loss) on projected benefit obligation	(85,973)	683,868
Exchange gain (loss)	16,091	(35,293)

Projected benefit obligation at end of year	(5,090,744)	(4,648,257)

d.	Change in pension assets during the year:

	For the year ended December 31,
	2006	2007
	NT$’000	NT$’000
Fair value of plan assets at beginning of year	1,620,201	1,822,322
Actual return (loss) on plan assets	62,850	(7,497)
Contributions from employer	172,475	167,331
Benefits paid	(22,738)	(54,122)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
	2006	2007
	NT$’000	NT$’000
Exchange gain (loss)	(10,466)	34,535

Fair value of plan assets at end of year	1,822,322	1,962,569

e.	The funding status of the pension plan is as follows:

	As of December 31,
	2006	2007
	NT$’000	NT$’000
Benefit obligation
Vested benefit obligation	(55,213)	(717,040)
Non-vested benefit obligation	(2,376,276)	(1,728,007)

Accumulated benefit obligation	(2,431,489)	(2,445,047)
Effect from projected salary increase	(2,659,255)	(2,203,210)

Projected benefit obligation	(5,090,744)	(4,648,257)
Fair value of plan assets	1,822,322	1,962,569

Funded status	(3,268,422)	(2,685,688)
Unrecognized net transitional benefit obligation	118,332	89,727
Unrecognized loss (gain)	36,656	(575,124)
Adjustment required to recognize minimum liabilities	(1,986)	(305)
Others	—	(172)

Accrued pension liabilities recognized on the consolidated balance sheets	(3,115,420)	(3,171,562)

f.	The components of the net periodic pension cost are as follows:

	For the year ended December 31,
	2005	2006	2007
	NT$'000	NT$'000	NT$'000
Service cost	360,107	128,775	124,193
Interest cost	143,059	136,780	136,017
Expected return on plan assets	(39,577)	(44,778)	(63,880)
Amortization of unrecognized net transitional benefit obligation	39,232	60,441	28,606
Amortization of unrecognized pension loss	(88)	(891)	(915)
Pension costs from subsidiaries over which control is no longer held	6,978	—	—

Net periodic pension cost	509,711	280,327	224,021

The actuarial assumptions underlying are as follows:

	For the year ended December 31, 2005
	UMC	UMO	UMC JAPAN	Thintek
Discount rate	3.00%	3.75%	2.00%	3.75%

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31, 2005
	UMC	UMO	UMC JAPAN	Thintek
Rate of salary increase	4.50%	4.00%	2.68%	4.00%
Expected return on plan assets	3.00%	2.75%	1.00%	2.75%

	For the year ended December 31, 2006
	UMC	FORTUNE	UMO	UMC JAPAN
Discount rate	2.75%	2.75%	3.75%	2.00%
Rate of salary increase	4.50%	2.00%	4.00%	2.68%
Expected return on plan assets	2.50%	2.75%	2.75%	2.00%

	For the year ended December 31, 2007
				UMC
	UMC	FORTUNE	UMO	JAPAN
Discount rate	3.50%	3.00%	3.50%	2.00%
Rate of salary increase	4.50%	3.00%	4.00%	2.58%
Expected return on plan assets	2.75%	3.00%	2.75%	5.00%
     Expected future benefit payments are as follows:

Amount
NT$’000
2008	103,873
2009	97,303
2010	98,219
2011	92,887
2012	104,594
2013-2017	877,965
The Company expects to make pension fund contributions of NT$163 million in 2008.
20. CAPITAL STOCK
a.	UMC had 26,000 million common shares authorized to be issued, and 19,131 million shares were issued as of December 31, 2006, each at a par value of NT$10.

b.	UMC has issued a total of 315 million ADSs, which were traded on the NYSE as of December 31, 2006. The total number of common shares of UMC represented by all issued ADSs was 1,576 million shares as of December 31, 2006. One ADS represents five common shares.

c.	Among the employee stock options issued by UMC on October 7, 2002, January 3, 2003 and October 13, 2004, 109 million shares were exercised during the year ended December 31, 2006. The issuance process through the authority had been completed.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
d.	On May 22, 2006, UMC cancelled 1,000 million shares of treasury stock, which were repurchased during the period from February 16, 2006 to April 11, 2006 for retention of UMC’s creditability and stockholders’ interests.

e.	As recommended by the board of directors, and approved by the shareholders on the meeting held on June 12, 2006, UMC issued 225 million new shares from capitalization of retained earnings and additional paid-in capital that amounted to NT$2,249 million, of which NT$895 million was stock dividend, NT$459 million was employee bonus, and NT$895 million was additional paid-in capital. The issuance process through the authority had been completed.

f.	UMC had 26,000 million common shares authorized to be issued, and 13,214 million shares were issued as of December 31, 2007, each at a par value of NT$10.

g.	As of December 31, 2007, UMC had a total of 220 million ADSs traded on the NYSE. The total number of common shares of UMC represented by all issued ADSs was 1,098 million shares as of December 31, 2007. One ADS represents five common shares.

h.	Among the employee stock options issued by UMC on October 7, 2002, January 3, 2003, July 1, 2004 and October 13, 2004, 14 million shares were exercised during the year ended December 31, 2007. The issuance process through the authority had been completed.

i.	As resolved during the shareholders’ meeting on June 11, 2007, UMC carried out a capital reduction of NT$57,394 million, which represented approximately 5,739 million shares or 30% of its outstanding shares, for the purpose of increasing shareholders’ return on equity and reducing idle funds. The capital reduction is comprised of NT$53,911 million of cash distribution, and the proportionate cancellation of 348 million shares of treasury stock. The effective date of capital reduction was August 7, 2007 and the transaction was submitted and approved by the competent authority.

j.	On July 17, 2007, UMC cancelled 192 million shares of treasury stock, which were repurchased during the period from May 10, 2004 to May 21, 2004 for the purpose of transferring to employees.

k.	As to the treasury stocks acquired during the periods of September 30 to November 29, 2005 and May 23 to July13, 2006, UMC sold 32 million and 65 million shares, respectively, to employees in December 2007 and 97 million shares were added to the total amount of shares outstanding.
21.	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, December 22, 2005, and October 9, 2007, the Company was authorized by the Securities and Futures Bureau of the

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, 350 million, and 500 million units, respectively. Each unit entitles an optionee to subscribe for 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The contractual life of the options is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

	Total number of	Total number of	Shares available to
	options granted	options outstanding	option holders	Exercise price
Date of grant	(in thousands)	(in thousands)	(Note)	(NTD) (Note)
October 7, 2002	939,000	462,286	322,290	$22.52
January 3, 2003	61,000	41,394	28,859	$25.39
November 26, 2003	57,330	42,417	29,571	$35.43
March 23, 2004	33,330	19,312	13,464	$32.85
July 1, 2004	56,590	40,833	28,468	$29.69
October 13, 2004	20,200	10,190	7,104	$25.53
April 29, 2005	23,460	14,007	9,765	$23.52
August 16, 2005	54,350	36,314	25,317	$30.98
September 29, 2005	51,990	42,496	29,627	$28.27
January 4, 2006	39,290	24,900	17,359	$24.36
May 22, 2006	42,058	32,130	22,400	$26.48
August 24, 2006	28,140	21,530	15,010	$25.32
December 13, 2007	500,000	499,598	499,598	$18.95
Total	1,906,738	1,287,407	1,048,832

Note:	The employee stock options granted prior to August 7, 2007, effective date of capital reduction, are adjusted in accordance with capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock. The exercise price of the options is also adjusted according to capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.
a.	A summary of the Company’s stock option plans, and related information for the years ended December 31, 2005, 2006, and 2007, are as follows:

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
	2006			2007
			Weighted-			Weighted-
		Shares available to	average Exercise		Shares available to	average Exercise
	Option	option holders (in	Price per shares	Option	option holders (in	Price per shares
	(in thousands)	thousands)	(NTD)	(in thousands)	thousands)	(NTD)
Outstanding at beginning of period	975,320	679,960	$24.74	913,958	637,180	$24.95
Granted	109,488	76,331	$25.42	500,000	500,000	$18.95
Exercised	(109,093)	(76,056)	$22.57	(14,311)	(9,977)	$22.70
Forfeited	(61,757)	(43,055)	$26.71	(112,240)	(78,371)	$24.56

Outstanding at end of period	913,958	637,180	$24.95	1,287,407	1,048,832	$22.14

Exercisable at end of period	650,268	453,345	$23.79	641,427	447,181	$24.59

Weighted-average fair value of options granted during the period	NT$5.7			NT$5.4
b.	The information on the Company’s outstanding stock options as of December 31, 2007, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
					Weighted-			Weighted-
			Shares	Weighted-	average		Shares	average
	Range		available to	average	Exercise		available to	Exercise
	of		option	Expected	Price per	Option	option	Price per
Authorization	Exercise	Option	holders	Remaining	share	(in	holders (in	share
Date	Price	(in thousands)	(in thousands)	Years	(NTD)	thousands)	thousands)	(NTD)
2002.09.11	$22.52~$25.39	503,680	351,149	0.78	$22.76	503,416	350,965	$22.76
2003.10.08	$29.69~$35.43	102,562	71,503	2.20	$32.66	86,805	60,517	$32.99
2004.09.30	$23.52~$30.98	103,007	71,813	3.55	$28.31	51,206	35,699	$28.33
2005.12.22	$24.36~$26.48	78,560	54,769	4.34	$25.49	—	—	—
2007.10.09	$18.95	499,598	499,598	5.95	$18.95	—	—	—

		1,287,407	1,048,832	3.72	$22.14	641,427	447,181	$24.59

c.	The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation costs for the years ended December 31, 2005, 2006 and 2007 are NT$0. Pro forma information using the fair value method on net income and earnings per share is as follows:

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31, 2005
		Diluted earnings
	Basic earnings per share	per share
	NT$’000	NT$’000
Net Income	7,026,692	7,035,187
Earnings per share (NTD)	0.38	0.37
Pro forma net income	6,776,219	6,784,714
Pro forma earnings per share (NTD)	0.36	0.36

	For the year ended December 31, 2006
		Diluted earnings
	Basic earnings per share	per share
	NT$’000	NT$’000
Net Income	$32,619,313	$32,653,291
Earnings per share (NTD)	$1.81	$1.75
Pro forma net income	$32,149,409	$32,183,387
Pro forma earnings per share (NTD)	$1.78	$1.72

	For the year ended December 31, 2007
		Diluted earnings
	Basic earnings per share	per share
	NT$’000	NT$’000
Net Income	16,961,762	16,961,414
Earnings per share (NTD)	1.09	1.06
Pro forma net income	16,544,506	16,544,158
Pro forma earnings per share (NTD)	1.06	1.03
The fair value of the options granted was estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions for the years ended December 31, 2006 and 2007:

	2006	2007
Expected dividend yields	1.37%~1.38%	1.71%
Volatility factors of the expected market price	35.57%~41.14%	35.45%~37.70%

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2006	2007
Risk-free interest rate	1.88%~2.28%	2.48%
Weighted-average expected life of the options	4~5 years	4~5 years
22. TREASURY STOCK
a.	The Company bought back its own shares from the open market during the years ended December 31, 2005, 2006 and 2007. Details of the treasury stock transactions are as follows:
      For the year ended December 31, 2005
      (In thousands of shares)

	As of			As of
Purpose	January 1, 2005	Increase	Decrease	December 31, 2005
For transfer to employees	241,181	250,000	49,114	442,067
For conversion of the convertible bonds into shares	—	500,000	—	500,000

Total shares	241,181	750,000	49,114	942,067

      For the year ended December 31, 2006
      (In thousands of shares)

	As of			As of
Purpose	January 1, 2006	Increase	Decrease	December 31, 2006
For transfer to employees	442,067	400,000	—	842,067
For conversion of the convertible bonds into shares	500,000	—	—	500,000
To retain the Company’s creditability and stockholders’ interests	—	1,000,000	1,000,000	—

Total shares	942,067	1,400,000	1,000,000	1,342,067

      For the year ended December 31, 2007
      (In thousands of shares)

	As of			As of
Purpose	January 1, 2007	Increase	Decrease	December 31, 2007
For transfer to employees	842,067	—	486,351	355,716
For conversion of the convertible bonds into shares	500,000	—	151,417	348,583

Total shares	1,342,067	—	637,768	704,299

b.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital — premiums, and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that UMC could hold as of December 31, 2006 and 2007, was 1,913 million shares and 1,321 million shares, while the ceiling amount was NT$94,970million and NT$90,262 million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
c.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance. Starting June 22, 2005, stocks held by subsidiaries no longer have voting rights according to the revised Companies Act.

d.	As of December 31, 2006, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 22 million shares of UMC’s stock, with a book value of NT$20.25 per share. The closing price on December 31, 2006 was NT$20.25.

As of December 31, 2007, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 15 million shares of UMC’s stock, with a book value of NT$20.15 per share. The closing price on December 31, 2007 was NT$20.15.
23. RETAINED EARNINGS AND DIVIDEND POLICIES
According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:
a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the shareholders’ meeting.
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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The appropriation of 2007 retained earnings has not yet been recommended by the board of directors as of the date of the Report of Independent Auditors. Information on the board of directors’ recommendations and shareholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.
Details of the 2006 employee bonus settlement and directors’ and supervisors’ remuneration are as follows:

For the year ended December 31, 2006
			As approved by the	As recommended by
			shareholders'	the board of
			meeting	directors	Differences
(in thousand NT dollars, except per share amounts)
1.	Settlement of employees’ bonus by cash		2,324,120	2,324,120	—
2.	Remuneration paid to directors and supervisors		15,494	15,494	—

3.	Effect on earnings per share before retroactive adjustments
	a.	Basic and diluted earnings per share	1.81/1.75	1.81/1.75	—
	b.	Pro forma basic and diluted earnings per
share taking into consideration employees'
bonus and directors' and supervisors'
		remuneration	1.68/1.62	1.68/1.62	—

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings for items that are accounted for as deductions to stockholders’ equity such as unrealized loss on long-term investments and cumulative translation adjustments. However, there are the following exceptions for UMC’s investees’ unrealized loss on long-term investments arising from the merger which was recognized by UMC in proportion to its ownership percentage:
a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if UMC recognizes the investees’ additional paid-in capital¡Ðexcess from the merger in proportion to the ownership percentage, then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

b.	If UMC and its investees transfer a portion of the additional paid-in capital to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No. 101801-1 of the SFC.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
c.	In accordance with the explanatory letter No. 170010 of the SFC applicable to listed companies, in the case where the market value of UMC’s stock held by its subsidiaries at period-end is lower than the book value, a special reserve shall be provided in UMC’s accounts in proportion to its ownership percentage.
For the 2005 appropriations approved by the shareholders’ meeting on June 12, 2006, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$18,208 million.
24.	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the year ended December 31,
	2005			2006			2007
	Operating	Operating		Operating	Operating		Operating	Operating
	costs	expenses	Total	costs	expenses	Total	costs	expenses	Total
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Personnel expenses
Salaries	7,532,447	3,421,537	10,953,984	9,003,173	3,616,996	12,620,169	11,168,190	4,418,228	15,586,418
Labor and health insurance	538,484	206,941	745,425	546,631	192,257	738,888	552,236	205,800	758,036
Pension	566,739	191,476	758,215	571,888	184,781	756,669	556,421	193,574	749,995
Other personnel expenses	247,754	155,343	403,097	99,293	72,899	172,192	122,884	86,776	209,660
Depreciation	49,260,694	2,085,525	51,346,219	42,059,492	2,183,770	44,243,262	35,665,112	2,083,539	37,748,651
Amortization	935,126	2,250,407	3,185,533	197,673	1,621,260	1,818,933	68,854	1,314,890	1,383,744
25. INCOME TAX
(1)	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the year ended December 31,
	2005	2006	2007
	NT$’000	NT$’000	NT$’000
Income tax on pre-tax income at statutory tax rate	58,520	8,844,990	5,323,188
Permanent and temporary differences Investment loss	749,448	140,238	210,215
Gain on disposal of investments	(2,360,171)	(7,029,300)	(2,985,360)
Others	(180,098)	(71,620)	(2,397,516)

Subtotal	(1,790,821)	(6,960,682)	(5,172,661)
Change in investment tax credit	6,930,316	(1,335,540)	1,457,098

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
	2005	2006	2007
	NT$’000	NT$’000	NT$’000
Change in loss carry-forward	—	(105,508)	909,702
Change in valuation allowance against deferred income tax assets
Investment tax credit	(6,402,564)	505,077	(530,601)
Loss carry-forward	1,083,599	440,665	33,754
Others	23,840	(59,905)	(13,452)

Subtotal	(5,295,125)	885,837	(510,299)
Change in tax rate	—	1,269	237
Estimated 10% income tax on unappropriated earnings	35,501	—	9
Adjustment of prior year’s tax expense	20,371	(164,111)	(19,620)
Income tax on interest revenue separately taxed	1,415	1,713	3,239
Income basic tax	—	2,021,375	818,262
Others	106,875	72,279	719

Income tax expense	67,052	3,261,622	2,809,874

(2)	Significant components of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2006	2007
	NT$’000	NT$’000
Deferred income tax assets
Investment tax credit	14,992,731	13,535,633
Loss carry-forward	3,138,465	2,339,326
Pension	785,660	814,228
Allowance on sales returns and discounts	191,304	170,584
Allowance for loss on obsolescence of inventories	220,309	160,946
Others	535,280	582,097

Total deferred income tax assets	19,863,749	17,602,814
Valuation allowance	(11,775,747)	(11,374,792)

Net deferred income tax assets	8,088,002	6,228,022

Deferred income tax liabilities
Unrealized exchange gain	(72,848)	(26,535)
Depreciation	(1,251,329)	(1,352,946)
Others	(687,299)	(408,173)

Total deferred income tax liabilities	(2,011,476)	(1,787,654)

Total net deferred income tax assets	6,076,526	4,440,368

Deferred income tax assets — current	5,933,725	7,470,657
Deferred income tax liabilities — current	(278,346)	(229,784)
Valuation allowance	(3,710,359)	(7,021,010)

Net	1,945,020	219,863

Deferred income tax assets — noncurrent	13,930,024	10,132,157

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2006	2007
	NT$’000	NT$’000
Deferred income tax liabilities — noncurrent	(1,733,130)	(1,557,870)
Valuation allowance	(8,065,388)	(4,353,782)

Net	4,131,506	4,220,505

Total net deferred income tax assets	6,076,526	4,440,368

(3)	UMC’s income tax returns for all the fiscal years up to 2005 have been assessed and approved by the Tax Authority.

(4)	UMC was granted several four- or five-year income tax exemption periods with respect to income derived from the expansion of operations. The starting date of the exemption period attributable to the expansions in 2002 and 2003 had not yet been decided. The income tax exemption for other periods will expire on December 31, 2012.

(5)	The Company earns investment tax credits for the amount invested in production equipment, research and development, employee training, and investment in high technology industry and venture capital.
     As of December 31, 2007, the Company’s unused investment tax credit was as follows:

	Investment tax credits	Balance of unused
Expiration year	earned	investment tax credits
	NT$’000	NT$’000
2007	1,611,785	540,180
2008	6,385,099	6,385,099
2009	2,592,432	2,592,432
2010	1,663,862	1,663,862
2011	2,354,060	2,354,060

Total	14,607,238	13,535,633

(6)	As of December 31, 2007, the unutilized accumulated losses for the Company were as follows:

		Unutilized
Expiration Year	Accumulated loss	accumulated loss
2007	$3,773,826	$—
2008	188,312	188,312
2009	520,520	520,520
2010	392,049	392,049
2011	184,246	184,246
2012	3,831,854	3,831,854
2013	1,020,765	1,020,765
2014	143,057	143,057

Total	$10,054,629	$6,280,803

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(7)	The balance of UMC’s imputation credit accounts as of December 31, 2006 and 2007 were NT$95 million and NT$413 million, respectively. The actual creditable ratio for 2006 and the expected creditable ratio for 2007 was 8.64% and 2.18%, respectively.

(8)	UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.
26. EARNINGS PER SHARE
a.	There were zero coupon convertible bonds and employee stock options outstanding as of December 31,2005, 2006 and 2007. Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the years ended December 31, 2005, 2006 and 2007, are disclosed as follows:

	For the year ended December 31,
(shares expressed in thousands)	2005	2006	2007
	NT$’000	NT$’000	NT$’000
Net income	7,026,692	32,619,313	16,961,762
Effect of dilution:
Convertible bonds	8,495	33,978	(348)

Adjusted net income assuming dilution	7,035,187	32,653,291	16,961,414

Weighted average of shares outstanding	18,410,922	18,050,962	15,618,486
Effect of dilution:
Employee stock options	159,601	108,122	5,993
Convertible bonds	120,548	516,383	448,389

Adjusted weighted average of shares outstanding assuming dilution	18,691,071	18,675,467	16,072,868

Retroactively adjusted weighted average of shares outstanding	18,647,462	18,050,962	15,618,486

Retroactively adjusted weighted average of shares outstanding assuming dilution	18,933,611	18,675,467	16,072,868

Earnings per share (in dollars) — basic	0.38	1.81	1.09

Earnings per share (in dollars) — diluted	0.37	1.75	1.06

27. RELATED PARTY TRANSACTIONS
(1)	Name and Relationship of Related Parties

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Name of related parties	Relationship with the Company
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
HOLTEK SEMICONDUCTOR INC. (HOLTEK) (Ceased to be UMC’s equity investee since September 2007)	Equity Investee
ITE TECH. INC. (Ceased to be UMC’s equity investee since August 2007)	Equity Investee
AMIC TECHNOLOGY CORP.	Equity Investee
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee
XGI TECHNOLOGY INC.	Equity Investee
HIGHLINK TECHNOLOGY CORP. (merged into EPISTAR CORP. since March 2007)	Equity Investee
NEXPOWER TECHNOLOGY CORP.	Equity Investee
SILICON INTEGRATED SYSTEMS CORP. (SILICON)	The Company’s director
UWAVE TECHNOLOGY CORP.	Subsidiary’s equity investee
UCA TECHNOLOGY INC.	Subsidiary’s equity investee
AFA TECHNOLOGY, INC.	Subsidiary’s equity investee
USBEST TECHNOLOGY INC. (Ceased to be an subsidiary’s equity investee since February 2007)	Subsidiary’s equity investee
SMEDIA TECHNOLOGY CORP.	Subsidiary’s equity investee
U-MEDIA COMMUNICATIONS, INC. (Ceased to be an subsidiary’s equity investee since May 2007)	Subsidiary’s equity investee
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
MOBILE DEVICES INC.	Subsidiary’s equity investee
Parade Technologies, Ltd. (Ceased to be an subsidiary’s equity investee since August 2007)	Subsidiary’s equity investee
CHIP ADVANCED TECHNOLOGY INC.	Same chairman with the
Company’s subsidiary
(2) Significant Related Party Transactions
a.	Operating revenues

	For the year ended December 31,
	2005		2006		2007
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000		NT$’000
SIS	2,352,259	4	2,046,127	2	1,596,040	2
Others	1,639,450	3	1,879,669	2	1,473,980	1

Total	3,991,709	7	3,925,796	4	3,070,020	3

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.
b.	Accounts receivable

	As of December 31,
	2006		2007
	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000
SILICON	99,333	1	392,383	2
Others	54,267	0	116,343	1

Total	153,600	1	508,726	3

Less: Allowance for sales returns and discounts	(3,589)		(160,423)

Net	150,011		348,303

28.	ASSETS PLEDGED AS COLLATERAL

As of December 31, 2006

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
	NT$’000
Deposit-out	625,846	Customs	Customs duty

(Time deposit)			guarantee
As of December 31, 2007

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
	NT$’000
Deposit-out	621,596	Customs	Customs duty

(Time deposit)			guarantee
29.	COMMITMENTS AND CONTINGENT LIABILITIES
(1)	The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$20.2 billion. Royalties and development fees payable in future years are NT$3.8 billion as of December 31, 2007.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(2)	The Company signed several construction contracts for the expansion of its factory space. As of December 31, 2007, these construction contracts have amounted to approximately NT$3.2 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$1.1 billion.

(3)	The Company entered into several operating lease contracts for land and office. These renewable operating leases will expire in various years through 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2008	$296,580
2009	272,072
2010	258,627
2011	250,817
2012	241,086
2013 and thereafter	1,889,903

Total	$3,209,085

Rental expense for the years ended December 31,2005, 2006 and 2007 was NT$537.2 million, NT$1,125.0 million and NT$336 million, respectively.

(4)	The Company entered into several wafer-processing contracts with its principal customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

(5)	On February 15, 2005, the Hsinchu District Court Prosecutor’s Office conducted a search of UMC’s facilities. On February 18, 2005, UMC’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer. Furthermore, from the very beginning there was a verbal indication that, at the proper time, UMC would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by UMC and no written agreement was made and executed. Upon UMC’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the approximately 700 million outstanding shares of the holding company of Hejian in return for UMC’s past assistance and for continued assistance in the future.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

In April 2005, UMC’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, UMC was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. UMC and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Executive Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. On December 27, 2007, the Administrative High Court revoked the decision and ruled in favor of Mr. Tsao.

For UMC’s assistance to Hejian Technology Corp., UMC’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by UMC, were indicted for violating the Business Entity Accounting Act and breach of trust under the Criminal Law by Hsinchu District Court’s Prosecutor’s Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of UMC’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as UMC’s directors and had not executed their duties as UMC’s Chairman and Vice Chairman. In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; UMC would not be subject to indictment regarding this case. Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng were pronounced innocent of the charge by Hsinchu District Court on October 26, 2007. On November 15, 2007, Taiwan’s Hsinchu District Court Prosecutor’s Office filed an appeal, and the trial will be held in Taiwan High Court on January 28, 2008.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On February 15, 2006, UMC was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as UMC believes it was illegally and improperly fined, UMC had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by UMC. UMC had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007. MOEA filed an appeal against UMC on August 10, 2007.
30.	SIGNIFICANT DISASTER LOSS

None.

31.	SIGNIFICANT SUBSEQUENT EVENT

None.

32.	Reclassification

Certain comparative amounts have been reclassified to conform to the current year’s presentation.

33.	Financial Instruments
(1)	Financial risk management objectives and policies

UMC’s principal financial instruments, other than derivatives, is comprised of cash and cash equivalents, common stock, preferred stock, convertible bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the UMC’s operations. UMC also holds various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.

UMC also enters into derivative transactions, including credit-link deposits, interest rate swaps and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from UMC’s operations and financing activities.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The main risks arising from UMC’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

UMC utilizes interest rate swap agreements to avoid its cash flow interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

Foreign currency risk

UMC has foreign currency risk arising from purchases and sales. UMC utilizes spot or forward contracts to avoid foreign currency risk. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principal, UMC does not carry out any forward contracts for uncertain commitments.

Commodity price risk

UMC’s exposure to commodity price risk is minimal.

Credit risk

UMC trades only with established and creditworthy third parties. It is UMC’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes UMC’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of UMC, it is comprised of cash and cash equivalents, available-for-sale financial assets and certain derivative instruments. UMC’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although UMC trades only with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

UMC’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(2)	Information of financial instruments
a.	Fair value of financial instruments

	As of December 31,
	2006		2007
	Book Value	Fair Value	Book Value	Fair Value
	NT$’000	NT$’000	NT$’000	NT$’000
Financial Assets
Non-derivative
Cash and cash equivalents	93,853,208	93,853,208	47,678,147	47,678,147
Financial assets at fair value through profit or loss, current	8,538,007	8,538,007	4,804,935	4,804,935
Held-to-maturity financial assets, current	1,110,422	1,110,422	—	—
Notes and accounts receivable	15,255,852	15,255,852	15,848,442	15,848,442
Financial assets at fair value through profit or loss, noncurrent	474,738	474,738	47,598	47,598
Available-for-sale financial assets, noncurrent	52,311,172	52,311,172	50,911,643	50,911,643
Financial assets measured at cost, noncurrent	7,515,945	—	8,295,679	—
Long-term investments accounted for under the equity method	11,662,599	14,234,042	9,909,595	9,615,972
Prepayment for long-term investments	—	—	648,360	—
Deposits-out	738,696	738,696	745,457	745,457

Financial Liabilities
Non-derivative
Short-term loans	342,549	342,549	359,071	359,071
Payables	24,169,179	24,169,179	21,054,519	21,054,519
Capacity deposits (current portion)	898,265	898,265	4,688	4,688
Bonds payable (current portion included)	39,451,359	40,362,245	30,384,780	29,900,297

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2006		2007
Financial Liabilities	Book Value	Fair Value	Book Value	Fair Value
Derivative
Interest rate swaps	626,230	626,230	318,707	318,707
Derivatives embedded in exchangeable bonds	359,037	359,037	—	—
Forward contract	—	—	21,523	21,523
b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:
i.	The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, current portion of capacity deposits, and payables.

ii.	The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices. If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.	The fair value of held-to-maturity financial assets and long-term investments accounted for under the equity method are based on the quoted market prices. If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.	The fair value of financial assets measured at cost and prepayment for long-term investments are unable to be estimated since there is no active market in trading those unlisted investments.

v.	The fair value of deposits-out is based on their book value since the deposit periods are principally within one year and renewed upon maturity.

vi.	The fair value of bonds payable is determined by the market price.

vii.	The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
c.	The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
Non-derivative
Financial Instruments	2006.12.31	2007.12.31	2006.12.31	2007.12.31
	NT$'000	NT$'000	NT$'000	NT$'000
Financial assets
Financial assets at fair value through profit or loss, current	8,538,007	4,804,935	—	—
Financial assets at fair value through profit or loss, noncurrent	474,738	47,598	—	—
Available-for-sale financial assets, noncurrent	52,311,172	49,359,916	—	1,551,727
Long-term investments accounted for under the equity method	—	—	14,234,042	9,615,972
Financial liabilities Bonds payable (current portion included)	40,362,245	29,900,297	—	—

Derivative Financial Instruments
Financial liabilities
Interest rate swaps	—	—	626,230	318,707
Derivatives embedded in exchangeable bonds	—	—	359,037	—
Forward contract	—	—	—	21,523
d.	The Company recognized gains of NT$312 million and NT$406 million from financial liabilities at fair value through profit or loss for the years ended December 31, 2006 and 2007, respectively.

e.	The Company’s financial liabilities with cash flow interest rate risk exposure as of December 31, 2006 and 2007 were NT$626 million and NT$319 million, respectively.

f.	During the years ended December 31, 2006 and 2007, total interest revenue for financial

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
assets or liabilities that are not at fair value through profit or loss were NT$1,563 million and NT$1,330 million, respectively, while interest expense for the years ended December 31, 2006 and 2007 were NT$648 million and NT$266 million, respectively.
(3)	The Company held credit-linked deposits and repackage bonds that were recorded as held-to-maturity financial assets for the earning of interest income. The details are disclosed as follows:
a.	Principal amount in original currency
          As of December 31, 2006
          The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC JAPAN European Convertible Bonds	JPY	640 million	2007.03.28
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25
          UMC JAPAN

Credit-linked deposits and repackage
bonds referenced to	Amount		Due Date
UMC JAPAN European Convertible Bonds	JPY	500 million	2007.03.29
           As of December 31, 2007
The Company did not hold any credit-linked deposits or repackage bonds as of December 31, 2007.

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary, UMCJ, may receive less than the full amount of these investments or nothing. The Company and its subsidiary, UMCJ, have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will either have matured within one year, or are relatively liquid in the secondary market.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.
(4)	The Company entered into interest rate swaps and forward contracts for hedging interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from net assets or liabilities denominated in foreign currency. The Company entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items and these financial instruments were not held for trading purposes. The relevant information on the derivative financial instruments entered into by the Company is as follows:
a.	The Company utilized interest rate swap agreements to hedge its interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:
As of December 31, 2006 and 2007, the Company had the following interest rate swap agreements outstanding:

		Interest Rate
Notional Amount	Contract Period	Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2008	4.0% minus USD 12-Month LIBOR	1.52%
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%
b.	The details of forward contracts entered into by the Company are summarized as follows:
          As of December 31, 2006
          The Company did not hold any forward contracts as of December 31, 2006.
          As of December 31, 2007
          UMC

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 239 million	December 4, 2007 to January 31, 2008
c.	Transaction risk

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(a)	Credit risk

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
d.	The presentation of derivative financial instruments on financial statements
          UMC
     As of December 31, 2006 and 2007, the interest rate swap agreements that were classified as current liabilities amounted to NT$626 million and NT$319 million, respectively.
     As of December 31, 2007, the forward contracts that were classified as current liabilities amounted to NT22 million and the related valuation loss of NT40 million was recorded under non-operating expense for the year ended December 31, 2007.
(5)	Details of subsidiaries that hold UMC’s stock are as follows:

As of December 31, 2006

	No. of Shares	Amount
Subsidiary	(in thousands)	(NT$'000)	Purpose
FORTUNE VENTURE CAPITAL CORP.	22,070	446,914	Long-term investment
          As of December 31, 2007

	No. of Shares	Amount
Subsidiary	(in thousands)	(NT$'000)	Purpose
FORTUNE VENTURE CAPITAL CORP.	15,386	310,035	Long-term investment

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
34. SEGMENT INFORMATION
(1)	Operations in different industries

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

	For the year ended December 31,
	2005		2006		2007
	Net		Net		Net
	operating	Long-lived	operating	Long-lived	operating	Long-lived
	revenues	assets	revenues	assets	revenues	assets
	NT$'000	NT$'000	NT$'000	NT$'000	NT$'000	NT$'000
Taiwan	43,245,624	112,764,083	38,310,762	95,599,934	43,029,375	82,780,850
Asia, excluding Taiwan	6,627,031	51,198,331	9,511,367	61,023,016	7,792,941	59,112,031
North America	43,506,307	36,892	55,616,919	33,004	53,177,099	23,042
Europe	6,937,020	5,068	8,564,771	3,891	9,311,883	4,002

	100,315,982	164,004,374	112,003,819	156,659,845	113,311,298	141,919,925

35. US GAAP Reconciliation
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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     Employee bonuses
Pursuant to the Company’s AOI, certain employees of the Company are entitled to minimum bonuses when certain objectively determinable financial criteria are met as at the year-end. For years starting from 2005, the Company’s AOI was revised to specify that employee bonuses can be settled in the form of cash or common shares or a combination of both, subject to shareholders’ approval at the annual shareholder’s meeting in the subsequent year. Under ROC GAAP, employee bonuses are treated as an appropriation of retained earnings and recorded when the shareholders’ approval is obtained. Stock bonuses are recorded at the par value of the common shares of NT$10.00. Under US GAAP, employee bonuses are treated as compensation expense and are charged to earnings. The minimum employee bonuses are initially accrued as at the year-end based on the terms of the AOI, with adjustment in the subsequent year after shareholders’ approval. Compensation expense relating to stock bonuses is determined based on the fair market value of the Company’s common stock on the grant date.
      Treasury stock purchased by employees
From time to time, the Company offers shares of common stock in treasury for certain employees to subscribe to compensate them for their productivity and loyalty. In November 2007, employees purchased 97 million shares of the Company’s treasury stocks at a weighted-average price of NT$19.15 per share, which is the Company’s weighted-average cost of treasury shares. The closing quoted market price of the Company’s shares on the grant date was NT$19.95 per share. The shares purchased were fully vested on the date of grant. Under ROC GAAP, the difference, if any, between the cost paid by the Company for the treasury stock and the cash received from our employees is charged to a shareholders’ equity account. Under US GAAP, the Company recognizes the difference between the closing quoted market price of the shares at grant date and cash received from employees as compensation expense. As a result, the Company recognized compensation expense of NT$78 million in 2007.
     Employee stock options
Under ROC GAAP, the Company applies the intrinsic value method to recognize the difference between the market price of the stock at grant date and the exercise price of its employee stock option as compensation expense. Under US GAAP, for periods prior to January 1, 2006, the Company elected to follow Accounting Principles Board Opinion No.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employee stock options. We also disclosed pro forma information regarding net income and earnings per share according to SFAS No. 123, “Accounting for Share-Based Compensation” (SFAS 123). The pro forma net income is determined as if the fair values of the employee stock options were used to determine the compensation expenses recognized for the period. Effective January 1, 2006, the Company adopted the modified prospective transition method provided by SFAS No. 123(R), “Share-Based Payment” (SFAS 123(R)) to account for its employee stock options. Pursuant to the modified prospective transition method of adoption for SFAS 123(R), options granted prior to its adoption that are not vested by the adoption date will be expensed over the remaining portion of the vesting period, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. For options granted on or after January 1, 2006, the Company amortized share-based compensation expense over the vesting period based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Pursuant to SFAS 123(R), the fair value of liability awards is remeasured at each reporting date with fair value changes charged to compensation cost accordingly. Compensation expense is recognized on a graded-vesting basis over the requisite service period of the options.
The Company uses Black-Scholes option-pricing model in estimating the fair value of stock options. The main inputs and assumptions used in the model include the grant date stock price, exercise price of the option, volatility of the Company’s stock, the expected option term, the risk-free rate and the Company’s dividend yield. The Company determines expected volatility based on historical stock price volatility over the time period equal to the expected term of the employee stock option because the Company’s shares have been publicly traded for a long time. The Company determines the expected term by using the simplified method in accordance with Staff Accounting Bulletin (SAB) 107. The expected term is determined as the mid-point between the vesting period and the contractual term. The Company uses the average yield at grant date of Taiwan Government Bond with the remaining term similar to the expected term as the risk-free interest rate. In addition, the Company used the historical distribution of cash dividends and the historical average market price of UMC common stock to estimate future dividend yields. The estimates of option fair value are not expected to foresee future events or the values realized by employees who receive stock option. In addition, later events are not indicative of the rationality of the initial estimates of option fair value used by the Company.
Pursuant to SFAS 123(R), the Company adjusts share-based compensation on an annual basis for changes in expected forfeitures based on the examination of latest employee stock option forfeiture activity. The effect of adjusting the forfeiture rate used for expense amortization after January 1, 2006 is recognized in the corresponding period that the expected forfeiture rate is changed.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
On September 11, 2002, October 8, 2003, September 30, 2004, December 22, 2005, and October 9, 2007, the Company was authorized to issue employee stock options. The total number of options approved under these five series was 2.15 billion units, with each unit entitling the optionee to subscribe for 1 share of the Company’s common stock. The exercise price of options was set at the closing price of the Company’s common stock on the date of grant. The Company will issue new shares upon exercise of employee stock options. The contractual life of the options is 6 years. Employees may exercise up to 50% of the options after 2 years, up to 75% after 3 years, and up to 100% after 4 years. As resolved during the shareholders’ meeting in 2007, the Company carried out a capital reduction of approximately 30% of its outstanding shares in August 2007. The terms of the first four series were modified to reflect the impact of the capital reduction. As a result, each unit of option under the first four series is entitled to subscribe for about 0.7 share of the Company’s common stock and the exercise price increased accordingly. The Company did not have any incremental compensation costs associated with this modification. As of December 31, 2007, the total number of option units outstanding was 1,287 million units and exercise prices ranged from NT$18.95 to NT$35.43.
The Black-Scholes option-pricing model assumptions for the years ended December 31, 2005, 2006 and 2007, respectively, are as follows: expected dividend yields of 1.63% ~ 1.64%, 1.37% ~ 1.38% and 1.71%; volatility factors of the expected market price of UMC’s common stock of 40% ~ 43%, 36% ~ 41% and 35% ~ 38%; risk-free interest rate of 1.85% ~ 2.24%, 1.88% ~ 2.28% and 2.48%; and expected life of the option of 4 ~ 5 years for all three years. As of December 31, 2007, the weighted-average remaining contractual life of outstanding options, fully vested and expected to vest options, and exercisable options was 3.7 years, 3.4 years and 1.2 years, respectively.
A summary of employee stock option activities as of December 31, 2007, and changes during the year then ended is presented below:

	For the year ended December 31, 2007
		Available shares
		(adjusted for	Weighted-average Exercise
	Number of options	capital reduction)	Price per share as adjusted
	(In thousands)	(In thousands)	NT$	US$
Outstanding at beginning of period	913,958	637,180	24.95	0.77
Granted	500,000	500,000	18.95	0.58
Exercised	(14,311)	(9,977)	22.70	0.70

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31, 2007
		Available shares
		(adjusted for	Weighted-average Exercise
	Number of options	capital reduction)	Price per share as adjusted
	(In thousands)	(In thousands)	NT$	US$
Forfeited	(112,240)	(78,371)	24.56	0.76
Expired	—	—	—	—

Outstanding at end of period	1,287,407	1,048,832	22.14	0.68

Fully vested and expected to vest at end of period	1,145,267	909,751	22.56	0.70

Exercisable at end of period	641,427	447,181	24.59	0.76

The weighted-average grant-date fair value of options granted during the years of 2006 and 2007 was NT$5.7 and NT$5.4, respectively. The total intrinsic value of the options exercised during the year of 2006 and 2007, was NT$365 million and NT$53 million, respectively. The total fair value of options vested during the year of 2006 and 2007 was NT$419 million and NT$449 million, respectively. The aggregate intrinsic value of outstanding options, fully vested and expected to vest options, and exercisable options at December 31, 2007, was NT$600 million, NT$441 million, and nil, respectively. As of December 31, 2007, unrecognized compensation expense related to nonvested options granted under the employee stock option plan totaled NT$2,179 million. The weighted-average period of expense expected to be recognized is 3.5 years.
SFAS 123(R) requires certain pro forma disclosures for periods prior to 2006, as if the Company had applied the fair value recognition provisions of SFAS 123 to employee stock options granted. These pro forma disclosures are as follows (in thousands except for earnings per share information):

For the year ended
December 31, 2005
NT$'000
Net loss, as reported under US GAAP	(15,669,392)
Add: Share-based employee compensation expense included in reported net income, net of related tax effects	26,072
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(325,014)

Pro forma net loss	(15,968,334)

Basic loss per share (in dollars):
- as reported	(1.01)

- pro forma	(1.03)

Diluted loss per share (in dollars)
- as reported	(1.01)

- pro forma	(1.03)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As a result of adopting SFAS 123(R), the unfavorable share-based compensation effects on both basic and diluted earnings per share was NT$0.04 for the year ended December 31, 2006. The share-based compensation effects in income and capitalization as part of inventory relating to employee stock option and treasury stock purchased by employees are summarized as follows:

	For the year ended December 31,
	2006	2007
	NT$'000	NT$'000
Net effects in income	(539,422)	(454,524)

Net effects on inventory capitalization	42,735	42,310

The following tables reflect the above noted differences between US GAAP and ROC GAAP relating to compensations:

	For the year ended December 31,
	2005	2006	2007
	NT$’000	NT$’000	NT$’000
Net income impact of compensation adjustments:
Employees’ bonuses
Accrual	(756,007)	(774,706)	(596,961)
Adjustment for final award	(1,560,280)	(823,618)	(1,549,414)

Total employees’ bonuses	(2,316,287)	(1,598,324)	(2,146,375)
Remuneration to directors and supervisors	(4,671)	(15,494)	(11,939)
Treasury stock purchased by employees	—	—	(77,954)
Employee stock options	—	(571,940)	(402,134)
Allocation to inventories, net of prior period allocations to inventories which are sold in current period	(120,045)	79,715	(9,516)

Total US GAAP adjustment to net income relating to compensation	(2,441,003)	(2,106,043)	(2,647,918)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2006	2007
	NT$'000	NT$'000
Stockholders’ equity impact of compensation adjustments:
Employees’ bonuses	(712,015)	(543,361)
Remuneration to directors and supervisors	(15,494)	(11,939)
Treasury stock purchased by employees	—	6,999
Employee stock options	42,735	35,311

Total US GAAP adjustment to stockholders’ equity relating to compensation	(684,774)	(512,990)

(2)	Equity Investees — Variance between US GAAP and ROC GAAP

The Company’s proportionate share of the income (loss) and stockholders’ equity from an equity investee under ROC GAAP may differ from US GAAP if the equity investee’s net income (loss) and stockholders’ equity are different under the two GAAPs. Those differences for the equity investees include accounting for compensation, income tax and investments in debt and equity securities.

(3)	Investments in Debt and Equity Securities
(a)	Change in fair value of investments

Prior to 2006, the Company’s investments in marketable securities for trading purposes were classified as short-term investments under ROC GAAP while classified as trading securities under US GAAP. Upon the Company’s adoption of ROC SFAS 34 in 2006, these investments were classified as trading securities under both GAAPs and no reconciliation was made. Unrealized gains (losses) on trading securities held at December 31, 2005, 2006 and 2007 were NT$246 million, NT$326 million and NT$(2,937) million, respectively.

Prior to 2006, the Company classified equity securities, over which the Company did not have the ability to exercise significant influence or control, as long-term investments under ROC GAAP, whereas under US GAAP, such equity securities were classified as available-for-sale securities. Upon the Company’s adoption of ROC SFAS 34 in 2006, these investments were classified as available-for-sale securities under both GAAPs. Investment in restricted stock, for which sale is restricted by governmental or contractual requirement is accounted for as available-for-sale or cost-method securities under ROC GAAP, and its fair value should be adjusted for the effect of restriction. Under US GAAP, however, our restricted investments do not meet the definition of an equity security with readily determinable fair values and therefore is accounted for as cost method investment. We recorded an adjustment to decrease other comprehensive income under US GAAP by NT$140 million in 2007 related to our restricted investments. When the Company loses its significant influence on an investment accounted for under equity method and reclassifies it as available-for-sale securities, the proportionate share of an investee’s equity adjustments for other comprehensive income should remain as a part of the carrying amount of the investment under ROC GAAP and the dividends received from available-for-sale securities which were declared from pre-acquisition profits are deducted from the cost of the securities. However, under US GAAP, the proportionate share of an investee’s equity adjustments for other comprehensive income should be offset against the carrying amount of the investment at the time significant influence is lost, and the dividends received from available-for-sale securities are accounted for as dividend income. Accordingly, dividend income for the year ended December 31, 2007 was increased by NT$165 million, and the unrealized gains on available-for-sale securities for the year end December 31, 2006 and 2007 were decreased by NT$1,052 million and NT$1,036 million, respectively, for the adjustment of the proportionate share of an investee’s other comprehensive income under US GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information on sales of available-for-sale equity securities for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Proceeds from	Gross realized	Gross realized
	sales	gains	losses
	NT$'000	NT$'000	NT$'000
For the year ended December 31, 2005	9,583,984	7,753,883	26,876
For the year ended December 31, 2006	19,027,266	14,883,772	141,136
For the year ended December 31, 2007	14,725,724	9,690,626	13,732
     Information on available-for-sale equity securities still held at each balance sheet date is as follows:

		Total unrealized	Total unrealized	Net unrealized
	Fair Value	gains	losses	gains
	NT$'000	NT$'000	NT$'000	NT$'000
As of December 31, 2005	54,966,374	41,830,598	93,638	41,736,960
As of December 31, 2006	52,311,172	32,620,220	—	32,620,220
As of December 31, 2007	49,376,537	27,979,084	332,974	27,646,110
The fair value of available-for-sale equity securities with unrealized losses were nil and NT$3,691 million as of December 31, 2006 and 2007, respectively. For the years ended December 31, 2005, 2006 and 2007, NT$6,176 million, NT$14,077 million and NT$9,564 million, respectively, were reclassified from other comprehensive income to the consolidated statement of income upon the disposal or impairment of available-for-sale securities. Such amounts were determined by average cost method. The Company did not have any available-for-sale securities with continuous unrealized loss position longer than 12 months, and did not transfer any available-for-sale securities to trading securities for the years ended December 31, 2005, 2006 and 2007.

MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(b)	Impairment of investments in securities

Under ROC GAAP, for long-term investments over which the Company does not have the ability to exercise significant influence or control, unrealized losses would be reported on the consolidated statement of income if evidence indicates that the value of an investment has been impaired and is unlikely to recover in the future. Nevertheless, ROC GAAP does not provide additional definition or guidance on how to assess the likelihood of future recovery. Under US GAAP, for individual securities classified as either available-for-sale or held-to-maturity, the Company determines whether a decline in fair value below cost is other than temporary pursuant to guidance provided by SFAS 115, FSP FAS 115-1/124-1. In general, a decline in market value below cost for a continuous period of six months is considered to be other-than-temporary unless there is persuasive evidence to the contrary. When determining the impairment or other-than-temporary decline, the Company considers, among other factors, all available information concerning the future prospects of investments including the investees’ financial statements, analyst reports and industry specific publications, and observes whether there are significant adverse changes in the general market condition where the investees operate, significant deteriorations in their earnings performance, and any significant going concerns issues. The Company also considers its ability and intention to hold these investments for a reasonable period of time that will be sufficient to allow for any anticipated recovery in the security’s market value. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value with a charge against earnings. Accordingly, the impairment losses of certain investments recorded under ROC GAAP were reconciled to increase net income by nil, NT$779 million, and NT$162 million for the years ended December 31, 2005, 2006 and 2007, respectively, because such impairment losses have been recognized in prior years under US GAAP.
(c)	Difference in application of equity accounting

Under ROC GAAP, an investor company that has an ownership interest of at least 20 percent of an investee is generally required to account for the investee under the equity method. However, there is a presumption that the investor company can exercise significant influence if the ownership percentage of the investee is the highest among shareholders, and therefore equity accounting shall be applied, despite an ownership interest of less than 20 percent. Under US GAAP, the investor company is required to account for an investment under the equity method when the investment gives it the ability to exercise significant influence over operating and financial policies of an investee. The fact that an investor company’s ownership percentage of an investee is the highest among shareholders does not, by itself, lead to the conclusion that the investor can exercise significant influence. Rather, it should be considered together with other facts and circumstances to determine if the investor is able to exercise significant influence. Thus, the difference between US GAAP and ROC GAAP in the application of equity method would result in an increase in investment income (loss) accounted for under the equity method of NT$(91) million, NT$629 million and nil, and an increase in unrealized gains (losses) on available-for-sale securities of NT$13,860 million, NT$(2,090) million and NT$(2,090) million, for the years ended December 31, 2005, 2006 and 2007 respectively.

MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(d)	Adjustments due to change in ownership of investees

When an investee issues additional shares and the Company subscribes for these shares at a percentage higher or lower than its current ownership percentage in the investee, when the employees of the Company’s subsidiaries or equity investees exercise their stock options, or when the convertible bondholders of the Company’s subsidiaries or equity investees exercise their conversion rights, the Company’s ownership interest in such subsidiary or equity investee may change. Under ROC GAAP, the change in the Company’s proportionate share in the net assets of its investee resulting from the issuance of additional shares of the investee’s stock, at the rate not proportionate to its existing equity ownership in such investee, is recorded to the additional paid-in capital and long-term investments account. Under US GAAP, a dilution of ownership interest is recognized as a gain or loss in the consolidated statement of income. On the other hand, the increase in ownership interest is treated as a purchase of additional shares and the difference between the total cost of the investment and the proportionate share of the fair value of net assets is allocated to goodwill.
(4)	Exchangeable Bond Liabilities

Exchangeable bonds permit the holders to exchange the bonds into shares of a third party entity. Under ROC GAAP, prior to January 1, 2006, when an exchangeable bond is issued, the entire instrument is recorded as a liability at an amount equal to the proceeds received and any discount or premium to the par value is amortized to the consolidated statement of income by using the effective interest rate method. If an exchangeable bond is exchanged into the underlying securities, a gain or loss is recognized in the consolidated statement of income for the difference, if any, between the carrying value of the bond and the carrying value of the securities exchanged. Effective January 1, 2006, the new accounting standards ROC SFAS 34 and ROC SFAS 36 require derivatives embedded in exchangeable bonds, if not clearly and closely related to the host contract, to be bifurcated and accounted for as financial liabilities at fair value through profit or loss.

Under US GAAP, pursuant to SFAS 133, the exchange feature which is indexed to the security of a third party entity qualifies as a derivative instrument and is required to be bifurcated from the host contract and accounted for at fair value with changes in fair value reported on the consolidated statement of income.

MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company issued a U.S. dollar-denominated exchangeable bond in May 2002 for US$235 million. The underlying securities into which the bond can be exchanged are the third party entity’s common stocks traded on the Taiwan Stock Exchange (denominated in New Taiwan Dollars) or its ADS securities traded on the New York Stock Exchange (denominated in U.S. Dollars). The exchangeable bond contains a fixed foreign exchange feature, which determines the rate at which the bond will be converted into common stock if exchanged. Also, the terms of the bonds permit the Company to redeem the bond at the early redemption price if certain conditions are met. The exchangeable bond contains a compound derivative instrument which comprises of the exchange option with a fixed foreign exchange rate feature and a call option and is recognized at fair value with any changes in fair value recorded to the consolidated statement of income. The difference between the bond face value and the amount attributed to the embedded derivative is amortized to interest expenses over the term of the bond instrument. As of December 31, 2006 and 2007, the fair value of the compound derivative instrument was NT$359 million and nil, resulting in a gain (loss) of NT$(946) million, NT$359 million and NT$(38) million being recognized for the years ended December 31, 2005, 2006 and 2007, respectively. The Company also recognized interest expense arising from the amortization of bond discount of NT$27 million, NT$45 million and NT$11 million for the years ended December 31, 2005, 2006 and 2007, respectively. On the adoption of ROC SFAS 34 and ROC SFAS 36 on January 1, 2006, bifurcation requirement under both GAAPs for the embedded derivative, which is not clearly and closely related to its host contract, came to be consistent. Therefore, the cumulative effect of changes in accounting principles for exchangeable bond, totaling NT$691 million for the year ended December 31, 2006, recognized under ROC GAAP was reversed under US GAAP. The exchangeable bond was fully repaid in 2007.
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

MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For 2005 and prior years, pursuant to ROC SFAS No. 25 “Business Combinations — Accounting Treatment under Purchase Method” (ROC SFAS 25) and the “Business Mergers And Acquisitions Act,” goodwill was amortized by using the straight-line method over a period of 15 years. Effective January 1, 2006, goodwill ceased to be amortized due to an amendment to ROC SFAS 25 on December 22, 2005. Furthermore, in accordance with the adoption of ROC SFAS 35, announced in July 2004, goodwill is subject to annual impairment tests beginning January 1, 2005, or whenever events and circumstances change indicating goodwill may be impaired. Our assessment of impairment includes identifying the goodwill-allocated cash generating unit (CGU), determining the recoverable amount of CGU by using a discounted cash flow analysis, and ultimately comparing the recoverable amount with the carrying amount of CGU including goodwill. If the CGU’s carrying amount is greater than its recoverable amount, an impairment loss is recognized. The impairment of goodwill cannot be reversed.
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
Pursuant to the impairment test noted above, the derived fair values of our goodwill were below its carrying values as of December 31, 2005 and 2007. As such, the Company recognized a goodwill impairment charge of NT$20,660 million, nil, and NT$23,761 million for the years ended December 31, 2005, 2006, and 2007, respectively. For the impairment loss recorded in 2007, the Company is still in the process of valuing its assets and liabilities in order to complete the goodwill impairment calculation required by SFAS 142. The impairment charge is based on the Company’s best estimate, and a full evaluation of the goodwill impairment is expected to be completed in 2008. There could be adjustments to the preliminary goodwill impairment charge once the full evaluation of the goodwill impairment analysis is further refined and completed. These adjustments to the impairment loss could be material. Any adjustments to the Company’s preliminary estimates as a result of completing this evaluation will be recorded in the consolidated statement of operations for the year ended December 31, 2008.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6)	Earnings per Share (EPS)

Under ROC GAAP, basic earnings per share are calculated by dividing net income attributable to common stockholders by the weighted average number of shares outstanding during the year. The shares issued for employees’ bonus are treated as outstanding at the beginning of each period. The reciprocal shareholdings held by equity investees are also deducted from the computation of weighted-average number of shares outstanding. Diluted earnings per share are calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income was also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted average shares outstanding are adjusted retroactively for stock dividends issued, capitalization of additional paid-in capital and employees’ bonus, as described under (1) Compensation above. Anti-dilutive effects are not included in the dilutive EPS calculation.

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

Under ROC GAAP, the Company’s capital reduction in 2007 is required to be treated prospectively for EPS purposes. Under US GAAP, the capital reduction was treated as a reverse stock split with a return of capital, and the return of capital generated a bonus element for EPS purposes. Accordingly, the weighted average number of shares outstanding for both basic and diluted EPS were adjusted retroactively for all periods presented as follows:

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the Years Ended December 31,
	2005	2006	2007
	In thousands	In thousands	In thousands

Weighted Average Shares Outstanding — Basic

Weighted average shares prior to capital reduction	18,783,544	17,814,908	15,424,380
Impact of reverse stock split and return of capital	(3,295,457)	(3,125,515)	(1,453,626)

Calculated weighted average shares after capital reduction	15,488,087	14,689,393	13,970,754

Weighted Average Shares Outstanding — Diluted
Effect of dilutive securities prior to capital reduction	—	627,407	—
Impact of reverse stock split and return of capital	—	(110,075)	—

Calculated effect of dilutive securities after capital reduction	—	517,332	—
The reconciliation of the numerators and denominators used in computing the basic and diluted earnings per share under US GAAP are as below:

	For the Year Ended 2007
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
	In thousands	In thousands	In dollar NT$
Net Loss	(9,264,302)	—	—
Basic EPS and diluted EPS
Loss available to common stockholders	(9,264,302)	13,970,754	(0.66)
As of December 31, 2007, there were 1,287,407 thousand issued and outstanding stock options, and zero coupon convertible bonds with a principal amount of US$381.4 million, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the Year Ended 2006
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
	In thousands	In thousands	In dollar NT$

Net Income	21,796,730	—	—

Basic EPS
Income available to common stockholders	21,796,730	14,689,393	1.48

Effect of Dilutive Securities
Employee stock options		83,261
Employee bonus		8,285
Convertible bond	30,580	425,786

Diluted EPS
Income attributable to common stockholders including assumed conversions	21,827,310	15,206,725	1.44
As of December 31, 2006, there were 312,648 thousand issued and outstanding stock options, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

	For the Year Ended 2005
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
	In thousands	In thousands	In dollar NT$
Net Loss	(15,669,392)	—	—

Basic EPS and diluted EPS
Loss available to common stockholders	(15,669,392)	15,488,087	(1.01)
As of December 31, 2005, there were 975,320 thousand issued and outstanding stock options, and zero coupon convertible bonds with a principal amount of US$381.4 million, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

(7)	Treasury Stock and related Disposal

Some of the Company’s subsidiaries and investees also hold the Company’s stocks as investments. Under ROC GAAP, reciprocal shareholdings held by subsidiaries, but not equity investees, are recorded as treasury stocks on the Company’s books. Under US GAAP, however, reciprocal shareholdings, whether being held by subsidiaries or equity investees,are recorded as treasury stocks on the Company’s books. Therefore, as of December 31, 2006 and 2007, the Company recognized treasury stocks of NT$3,001 million and NT$2,092 million for reciprocal shareholdings held by an equity-method investee and reversed the unrealized loss of NT$6,321 million and NT$7,024 million for the years ended December 31, 2006 and 2007, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

(8)	Principles of Consolidation

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

ROC SFAS 7 requires a company to consolidate all investees that a company has a controlling interest in. Such control can be established by the company’s majority representation in the board of directors even if a company does not have a controlling interest through direct or indirect ownership of a majority voting interest. SiS was UMC’s consolidated entity due to the reason that UMC has control over more than half members of the board of directors of SiS until June 27, 2005, the day UMC no longer possessed control over the subsidiary because the Company no longer possessed majority of the board seats and ceased to consolidate the gains and losses of the subsidiary and its investees in preparing the consolidated financial statements. Under US GAAP, a company is required to consolidate all investees in which a company has a controlling interest through direct or indirect ownership of a majority voting interest. Therefore, SiS has never been a consolidated entity of the Company because the Company has less than 50 percent of the voting interest. Moreover, XGI, one of SiS’s equity-method investees, was also a consolidated entity of the Company under ROC GAAP after considering the Company’s and SiS’s shareholdings. Under US GAAP, however, since SiS has never been the Company’s consolidated subsidiary, XGI should have never been the Company’s consolidated subsidiary, either, because the Company’s total shareholdings, direct or indirect, was less than 50 percent. Therefore, US GAAP reconciliation is needed to reverse the gains and losses of SiS and XGI and their investees, which were recorded in the consolidated financial statements under ROC GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9)	Stock Dividends

Under ROC GAAP, the stock dividends are recorded at par value and charged to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of the same kind of outstanding shares, the fair value of the shares issued should be charged to retained earnings. The cumulative effect of reconciling stock dividends decreased retained earnings and increased additional paid-in capital for the year ended December 31, 2006 by approximately NT$290,743 million. This adjustment, NT$290,743 million remains the same as of December 31, 2007 since no stock dividends were issued during 2007.

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

Under US GAAP, SFAS 133 requires the recognition of all derivative instruments as either assets or liabilities at fair value. Changes in the fair value of a derivative instrument are recorded in the consolidated statement of income unless hedge accounting applies. As of December 31, 2006 and December 31, 2007, the Company did not adopt hedge accounting for its interest rate swap agreements for either ROC GAAP or US GAAP. Therefore, no reconciliation is required after the adoption of ROC SFAS 34.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit-linked deposits and repackage bonds

At December 31, 2005 and December 31, 2006, the Company held assets in the form of credit-linked deposits. The Company placed deposits in major financial institutions and these deposits are credit-linked to debt securities (reference securities) issued by other entities (reference entities). The ultimate repayment of the deposit is dependent on the occurrence of credit event, such as bankruptcy or default by the reference entities. The Company can receive deposit interests periodically under a rate of the sum of benchmark rate and credit spread. If a credit event occurs, the Company may suffer a loss on its credit-linked deposits because the financial institutions can terminate the interest payment and settle the Company’s credit-linked deposits with cash received from the sale of the reference securities, if any, or by transferring the reference securities to the Company. All credit-linked deposits were matured during 2007.

For 2005 and prior years, under ROC GAAP, these investments were accounted for as monetary deposits and classified as current or non-current other financial assets on the consolidated balance sheet based on their terms to maturity. The deposits were valued at cost and interest receivable was accrued based on the stated rate of the deposits. Pursuant to the new adoption of ROC SFAS 34, effective from January 1, 2006, the credit-linked deposits shall be accounted for as a hybrid instrument with an embedded derivative that is not clearly and closely related to the host deposits, which came to be consistent with US GAAP. Thus the embedded derivative shall be bifurcated from the underlying assets and measured at fair value as financial asset or liability at fair value through profit or loss at each reporting date with any change in fair value recorded to the consolidated statement of income. The host contract of deposit shall be accounted for as held-to-maturity investment at amortized cost pursuant to ROC SFAS 34.

Under US GAAP, these credit-linked deposits, which are linked to the credit worthiness of the reference securities, contain an embedded derivative that is not clearly and closely related to the interest-bearing deposit. Therefore, the embedded derivative is bifurcated pursuant to SFAS 133 from the underlying deposit and measured at fair value at each reporting date with changes in fair value recorded in the consolidated statement of income.

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

In and prior to 2006, both ROC SFAS 18 and US SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87) require a minimum pension liability to be measured as the excess of accumulated benefit obligation over the fair value of the plan assets, and allow the unrecognized items, including prior service costs and credits, gains or losses, and transition obligations or assets, to be reported in disclosure shown as a plan’s funded status.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158), which amended SFAS 87, SFAS 88, SFAS 106 and SFAS 132R, and replaced SFAS 87’s requirement to report a minimum pension liability. SFAS 158 did not change the components of net periodic benefit cost but required an employer to recognize an asset for a plan’s overfunded status or a liability for a plan’s underfunded status with an offsetting adjustment to accumulated other comprehensive income (AOCI).

The amounts related to pensions recognized in AOCI, net of tax, excluding amounts related to equity-method investees, are shown as below:

	As of December 31, 2007
			Transition
	Net gain (loss)	Prior service cost	obligation
	NT$‘000	NT$‘000	NT$‘000
The amounts arose during the period	649,970	—	(99)
The amounts reclassified as components of net periodic benefit cost	(585)	—	28,368
The amounts recognized in AOCI as of December 31, 2007	605,627	—	(86,730)
The amounts expected to be recognized as components of net periodic benefit cost during 2008	(16,296)	—	28,368
(13)	Tax Effect of US GAAP Adjustments

Under US GAAP, the income tax expense was NT$297 million, NT$3,470 million and NT$2,912 million for the years ended December 31, 2005, 2006 and 2007, respectively. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C. Under ROC GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained. Under US GAAP, 10% income tax impact is provided in the period the income is earned, and any reduction in the liability will be recognized when the income is distributed upon the shareholders’ approval in the subsequent year. Tax on undistributed earnings may be offset by the Company’s available tax credits carried forward, where applicable. As such, the incremental tax accrued on undistributed earnings may be offset by a corresponding reduction in valuation allowance, where applicable. In 2006 and 2007, the Company accrued NT$2,390 million and NT$1,051 million, respectively, for 10% tax on undistributed earnings in Taiwan under US GAAP. The additional tax expense was offset by a corresponding reduction in the valuation allowance under US GAAP. Further, in 2007, certain subsidiaries incurred NT$102 million of tax on undistributed earnings in Taiwan for which no tax credits were available for offset, and the income tax expense was recognized accordingly.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2007, the Company reported valuation allowance NT$10,201 million to reduce deferred tax assets to an amount that is more likely than not realizable, representing an increase of NT$815 million from the prior year. All other significant ROC GAAP to US GAAP reconciliation adjustments were permanent in nature and, therefore, resulted in no incremental impact on income taxes under US GAAP.
In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48) to create a single model to address accounting for uncertainty in income tax positions. FIN 48 clarifies that tax position are measured based on the maximum amount that is more likely than not to be realized. Tax positions that are not at least more likely than not to be sustained on their technical merits are not recognized. The Company adopted the provisions of FIN 48 on January 1, 2007. Unlike FIN48, ROC SFAS No.22, “Accounting for Income Taxes” contained no guidance on uniform criteria for an enterprise to recognize and measure potential tax benefits associated with uncertain tax positions.
Upon adoption, the Company had total unrecognized tax benefits of NT$260 million, which had no impact on the balance of the January 1, 2007 retained earnings. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended
December 31, 2007
NT$
(In millions)
Balance at January 1, 2007	260
Additions based on tax positions taken during the current year	55
Reductions related to settlements with taxing authorities	(113)

Balance at December 31, 2007	202

None of the aforementioned unrecognized tax benefits, if recognized, would affect the Company’s effective tax rate. In addition, settlement of any of the uncertain tax positions would not require the use of cash as any adjustment would be offset in total by available tax loss carry-forward and/or tax credits in open tax years. Further, the Company is unaware of any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

The Company reports interest and penalties relating to unrecognized tax benefits as interest expenses and other expenses, respectively. As of January 1 and December 31, 2007, we had no accrued interest or penalties.

The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2007, tax years of 2006-2007 are open to Tax Authority’s examination in Taiwan, while in other foreign jurisdictions, years 2001-2007 are open to relevant Tax Authority’s examination.

(14)	Gross Profit and Operating Income

Under ROC GAAP, inventory loss provision, gains and losses from disposal of property, plant and equipment, gains and losses from foreign currency exchange, and impairment losses of property, plant and equipment are presented as non-operating income or expenses in the consolidated statement of income. Under US GAAP, the inventory loss provision is included in the determination of gross profit. Moreover, gains and losses from disposal of property, plant and equipment, gains and losses from foreign currency exchange, and impairment losses of property, plant and equipment are included in the determination of operating income.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Reconciliation of Consolidated Net Income

	For the year ended December 31,
	2005	2006	2007
	NT$’000	NT$’000	NT$’000	US$’000

Net income, ROC GAAP	7,026,692	32,619,313	16,961,762	523,027
Compensation	(2,441,003)	(2,106,043)	(2,647,918)	(81,650)
Equity investees	690,357	(56,785)	(4,069)	(126)
Investments in debt and equity securities
Change in fair value of investments in securities	288,388	(352,311)	207,286	6,391
Impairment of investments in securities	—	779,368	162,481	5,010
Difference in application of equity accounting	(91,139)	628,724	—	—
Adjustments due to change in ownership of investees	(27,990)	(18,808)	(51,089)	(1,575)
Exchangeable bond liabilities	(39,287)	199,389	—	—
Derivative instruments	(1,611,969)	1,126,322	—	—
Goodwill amortization and impairment loss	(19,332,968)	—	(23,760,601)	(732,673)
Treasury stock and related disposal	101,955	(10,842,272)	(132,154)	(4,075)
Income tax effect	(232,428)	(180,167)	—	—

Net income (loss), US GAAP	(15,669,392)	21,796,730	(9,264,302)	(285,671)

Basic earnings (losses) per share under US GAAP (in dollars)	(1.01)	1.48	(0.66)	(0.02)

Diluted earnings (losses) per share under US GAAP (in dollars)	(1.01)	1.44	(0.66)	(0.02)

Weighted-average number of shares outstanding-basic (in thousands)	15,488,087	14,689,393	13,970,754	13,970,754

Weighted-average number of shares outstanding-diluted (in thousands)	15,488,087	15,206,725	13,970,754	13,970,754

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Statement of Comprehensive Income

	For the year ended December 31,
	2005	2006	2007
	NT$’000	NT$’000	NT$’000	US$’000
Net income	(15,669,392)	21,796,730	(9,264,302)	(285,671)

Other comprehensive income, net of tax
Cumulative translation adjustment	1,068,522	(592,598)	(43,470)	(1,340)
Unrealized gains (losses) on securities	22,639,757	(7,601,764)	(5,511,035)	(169,937)
Unrecognized pension cost	—	—	691,695	21,329

Other comprehensive income	23,708,279	(8,194,362)	(4,862,810)	(149,948)

Comprehensive income	8,038,887	13,602,368	(14,127,112)	(435,619)

Statement of Accumulated Other Comprehensive Income

				Accumulated
	Cumulative	Unrealized		other
	translation	gains (losses)	Unrecognized	comprehensive
	adjustment	on securities	pension cost	income (Loss)
	NT$’000	NT$’000	NT$’000	NT$’000
Balance at December 31,2004	(1,311,327)	19,021,779	—	17,710,452
Other comprehensive income (loss)	1,068,522	22,639,757	—	23,708,279

Balance at December 31,2005	(242,805)	41,661,536	—	41,418,731
Other comprehensive income (loss)	(592,598)	(7,601,764)	—	(8,194,362)
Adjustment to initially apply FASB 158, net of tax	—	—	(170,432)	(170,432)

Balance at December 31,2006	(835,403)	34,059,772	(170,432)	33,053,937
Other comprehensive income (loss)	(43,470)	(5,511,035)	691,695	(4,862,810)

Balance at December 31,2007	(878,873)	28,548,737	521,263	28,191,127

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Reconciliation of Consolidated Stockholders’ Equity

	As of December 31
	2006	2007
	NT$’000	NT$’000	US$’000
Total stockholders’ equity, ROC GAAP	291,164,871	236,466,889	7,291,609
Compensation	(684,774)	(512,990)	(15,818)
Equity investees	21,528	(498,358)	(15,367)
Investments in debt and equity securities
Change in fair value of investments in securities	—	(139,909)	(4,314)
Adjustments due to change in ownership of investees	353,330	375,885	11,591
Goodwill amortization and impairment loss	37,948,205	14,187,604	437,484
Treasury stock and related disposal	(4,476,369)	(3,104,443)	(95,728)
Pension	(164,776)	527,312	16,260

Total stockholders’ equity, US GAAP	324,162,015	247,301,990	7,625,717

Movements in Stockholders’ Equity in accordance with US GAAP

	For the year ended December 31,
	2005	2006	2007
	NT$’000	NT$’000	NT$’000	US$’000
Balance at January 1,	342,420,473	336,424,995	324,162,015	9,995,745
Compensation	2,316,287	1,096,989	2,346,111	72,343
Cash dividends	(1,758,736)	(7,161,267)	(12,461,529)	(384,259)
Capital reduction	—	—	(53,910,992)	(1,662,380)
Adjustment of additional paid-in capital and retained earnings accounted for under the equity method	130,720	(1,171,139)	198,631	6,125
Cumulative translation adjustment on foreign long-term investment	1,068,522	(592,598)	(43,470)	(1,340)
Change in fair value of marketable securities	22,223,608	(7,096,919)	(6,213,532)	(191,598)
Treasury stock and related disposal	(16,367,645)	(20,690,009)	1,570,908	48,440
Exercise of employees’ stock options	1,645,009	1,725,665	226,455	6,983
Derivative instruments	416,149	—	—	—
Pension	—	(170,432)	691,695	21,329
Net Income (loss)	(15,669,392)	21,796,730	(9,264,302)	(285,671)

Balance at the end of the year	336,424,995	324,162,015	247,301,990	7,625,717

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Summarized US GAAP balance sheet and statement of operations information is presented below:

	As of December 31,
	2006	2007
	NT$’000	NT$’000	US$’000

Current assets	132,448,978	81,207,177	2,504,076
Non-current assets	269,179,425	229,406,951	7,073,911
Current liabilities	36,521,682	45,934,151	1,416,409
Non-current liabilities	34,704,499	10,860,541	334,891
Minority interests	6,240,207	6,517,446	200,970

	For the year ended December 31,
	2005	2006	2007
	NT$’000	NT$’000	NT$’000	US$’000

Net operating revenues	96,782,113	112,003,819	113,311,298	3,494,027
Cost of goods sold	(89,742,865)	(93,325,956)	(92,081,440)	(2,839,391)
Operating income (loss)	(29,071,545)	2,161,698	(20,060,578)	(618,581)
Net income	(15,669,392)	21,796,730	(9,264,302)	(285,671)
A reconciliation of the significant balance sheet accounts under ROC GAAP to the amounts determined under US GAAP is as follows:

	As of December 31,
	2006	2007
	NT$’000	NT$’000	US$’000
Cash and Cash Equivalents:
As reported under ROC GAAP	93,853,208	47,678,147	1,470,186
Reclassification to marketable securities	(32,204,107)	—	—

As adjusted under US GAAP	61,649,101	47,678,147	1,470,186

Available-for-sale financial assets, noncurrent:
Reported as marketable securities under ROC GAAP	52,311,172	50,911,643	1,569,893
Reclassification to financial assets measured at cost, noncurrent	—	(834,747)	(25,740)
Change in fair value of marketable securities	—	(700,359)	(21,596)

As adjusted under US GAAP	52,311,172	49,376,537	1,522,557

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2006	2007
	NT$’000	NT$’000	NT$’000
Long-term Investment under cost method, equity method & others:
As reported under ROC GAAP	19,178,544	18,853,634	581,365
Reclassification from available for sale	—	834,747	25,740
Equity investees	(59,094)	139,175	4,292
Treasury stock and related disposal	(4,476,369)	(3,104,443)	(95,728)

As adjusted under US GAAP	14,643,081	16,723,113	515,669

Held-to-maturity financial assets:
As reported under ROC GAAP	1,110,422	—	—
Reclassification from cash and cash equivalents	32,204,107	—	—

As adjusted under US GAAP	33,314,529	—	—

Inventory:
As reported under ROC GAAP	10,878,182	11,867,832	365,952
Compensation	105,426	95,910	2,958

As adjusted under US GAAP	10,983,608	11,963,742	368,910

Goodwill:
As reported under ROC GAAP	3,498,687	3,498,687	107,884
Goodwill upon ownership increase	857,674	880,229	27,142
Goodwill due to merger and acquisition	97,898,482	97,898,482	3,018,763
Accumulated impairment loss on goodwill	(60,454,621)	(84,215,222)	(2,596,830)

As adjusted under US GAAP	41,800,222	18,062,176	556,959

Accrued Expenses:
As reported under ROC GAAP	7,025,328	8,214,951	253,313
Compensation	790,200	608,900	18,776

As adjusted under US GAAP	7,815,528	8,823,851	272,089

Minority Interests
As reported under ROC GAAP	6,238,018	6,530,810	201,382
Consolidation of not wholly-owned subsidiaries	2,189	(13,364)	(412)

As adjusted under US GAAP	6,240,207	6,517,446	200,970

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cash Flows Information

	For the year ended December 31,
	2005	2006	2007
	NT$’000	NT$’000	NT$’000	US$’000
Cash flows from operating activities, ROC GAAP	45,046,108	47,078,351	48,079,107	1,482,550
Remuneration paid to directors and supervisors	(27,006)	(6,324)	(15,494)	(478)
Employee bonus	—	(305,636)	(2,324,120)	(71,666)
Reclassification of trading securities	—	(427,202)	—	—

Cash flows from operating activities, US GAAP	45,019,102	46,339,189	45,739,493	1,410,406

Cash flows from investing activities, ROC GAAP	(7,487,345)	(16,510,597)	(21,799,120)	(672,190)
Net effect of time deposits reclassified to marketable securities	1,451,826	12,914,438	32,204,107	993,034
Proceeds from disposal of long-term investments accounted for under the equity method	—	(6,521,580)	—	—
Reclassification of trading securities	—	427,202	—	—

Cash flows from investing activities, US GAAP	(6,035,519)	(9,690,537)	10,404,987	320,844

Cash flows from financing activities, ROC GAAP	(29,591,986)	(45,055,565)	(72,693,550)	(2,241,552)
Remuneration paid to directors and supervisors	27,006	6,324	15,494	478
Employee bonus	—	305,636	2,324,120	71,666
Proceeds from disposal of treasury stock	—	6,521,580	—	—

Cash flows from financing activities, US GAAP	(29,564,980)	(38,222,025)	(70,353,936)	(2,169,408)

Effect of subsidiaries merged in, ROC GAAP	814,408	(38,539)	—	—
Difference of consolidated entities	(746,017)	—	—	—

Effect of subsidiaries merged in, US GAAP	68,391	(38,539)	—	—

Net (decrease) increase in cash and cash equivalents, ROC GAAP	7,244,827	(14,773,592)	(46,175,061)	(1,423,838)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
	2005	2006	2007
	NT$’000	NT$’000	NT$’000	US$’000
Net effect of time deposits reclassified to marketable securities	1,451,826	12,914,438	32,204,107	993,034
Difference of consolidated entities	(746,017)	—	—	—

Net (decrease) increase in cash and cash equivalents, US GAAP	7,950,636	(1,859,154)	(13,970,954)	(430,804)
Cash and cash equivalents at beginning of year, US GAAP	55,557,619	63,508,255	61,649,101	1,900,990

Cash and cash equivalents at end of year, US GAAP	63,508,255	61,649,101	47,678,147	1,470,186

Concentration of credit risk
The Company designs, develops, manufactures and markets a variety of semiconductor products. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts and notes receivable. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit quality financial institutions. The Company’s revenues and trade accounts and notes receivable are derived primarily from the sale of production foundry wafers, including memory and logic products and wafers. For the years ended December 31, 2005, 2006, and 2007, the Company distributed its products on a global basis but mainly to divisions in North America (43.37%, 49.66%, and 46.93%, respectively), Asia (49.72%, 42.69%, and 44.85%, respectively), and Europe and others (6.91%, 7.65%, and 8.22%, respectively). The Company’s sales are primarily denominated in currencies other than NT Dollars, primarily US Dollars. Two customers’ revenue represented 18% and 10%, respectively, of the consolidated revenue for the year ended December 31, 2005, one customers’ revenue represented 22%, of the consolidated revenue for the year ended December 31, 2006, and two customers’ revenue represented 14% and 13% of the consolidated revenue for the year ended December 31, 2007. The Company routinely assesses the financial strength of substantially all customers. The Company also requires collateral for certain sales to mitigate the credit risk.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Summarized Financial Information required by Rule 4-08(g) of Regulation S-X
The following table provides summarized financial information of the Company’s equity investees as required by Rule 4-08(g) of Regulation S-X.

	As of December 31,
	2006	2007
	NT$	NT$
	(In millions)
Current assets	18,231	13,131
Non-current assets	24,294	17,484
Current liabilities	9,214	5,416
Long-term liabilities	1,756	72
Redeemable Preferred Stock	170	175
Minority Interests	7	—

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$
	(In millions)
Net sales	16,014	12,648	11,936
Gross Profit	2,343	5,125	5,096
Income (loss) from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	(1,067)	1,468	1,847
Net income (loss)	(1,233)	1,339	1,655

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
New Accounting Pronouncements
In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, provides a framework for measuring fair value under current standards in GAAP, and requires additional disclosure about fair value measurements. In accordance with the Statement, the definition of fair value retains the exchange price notion, and exchange price is defined as the price in an orderly transaction between market participants to sell an asset or transfer a liability. If there is a principal market for the asset or liability, the fair value measurement should reflect that price, whether that price is directly observable or otherwise used in a valuation technique. Depending on the asset or liability being valued, the inputs used to determine fair value can range from observable inputs (i.e. prices based on market data independent from the entity) and unobservable inputs (i.e. entity’s own assumptions about the assumptions that market participants would use). SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and will be effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. 157-1 (FSP FAS 157-1) and FASB Staff Position No. 157-2 (FSP FAS 157-2). FSP FAS 157-1 was issued to exclude FASB Statement No. 13 “Accounting for Leases” (“SFAS 13”) and its related interpretive accounting pronouncements that address leasing transactions in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. FSP FAS 157-2 was issued to delay the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We are currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on our financial statements.
In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities “(SFAS 159), which amends SFAS 115 and allows companies to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 also provides presentation and disclosure requirements that will enable users to compare similar types of assets and liabilities of different entities that have different measurement attributes. SFAS 159 is effective for an entity’s fiscal year beginning after November 15, 2007. We are currently evaluating the impact, if any, the adoption of SFAS 159 will have on our financial statements.
In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations"(SFAS 141(R)). SFAS 141(R) will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Some of the changes, such as the accounting for contingent consideration, will introduce more volatility into earnings, and may impact a company’s acquisition strategy. SFAS 141(R) is effective for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). The impact that adoption of SFAS 141(R) will have on our financial position and results of operation will be dependent upon the specific terms of any applicable future business combinations.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In December 2007, FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160), which amends of ARB No. 51. SFAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. It also requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. SFAS 160 is effective for both public and private companies for fiscal years beginning on or after December 15, 2008, early adoption is prohibited. We are currently evaluating the impact, if any, the adoption of SFAS 160 will have on our financial statements.
In December 2007, SEC issued SAB 110, “The use of a simplified method in developing an estimate of expected term of plain vanilla share options in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment"(SAB 110). In particular, the staff indicated in SAB 107 that it will accept a company’s election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. At the time SAB 107 was issued, the staff believed that more detailed external information about employee exercise behavior would, over time, become readily available to companies. Therefore, the staff stated in SAB 107 that it would not expect a company to use the simplified method for share option grants after December 31, 2007. The staff understands that such detailed information about employee exercise behavior may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. SAB 110 is effective for an entity’s fiscal year beginning after January 1, 2008. This standard is not expected to have a material impact on the Company’s consolidated financial statements in the near future.
In March 2008, FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (SFAS 161). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This standard is not expected to have a material impact on the Company’s future consolidated financial statements.