Form 20-F
period 2008-12-31
UNITED MICROELECTRONICS CORP
filed 2009-05-08
CIK 1033767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
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

Peter Courture, +1 (650) 968-8855, peter@courture.com,
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
12,987,771,315 Common Shares of Registrant issued as of December 31, 2008 (including zero treasury shares)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
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
Yes ☐ No ☑

UNITED MICROELECTRONICS CORPORATION
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2008

SUPPLEMENTAL INFORMATION
The references to “United Microelectronics”, “we”, “us”, “our” and “our company” in this annual report refer to United Microelectronics Corporation and its consolidated subsidiaries, unless the context suggests otherwise. The references to “United Semiconductor”, “United Silicon”, “UTEK Semiconductor” and “United Integrated Circuits” are to United Semiconductor Corporation, United Silicon Incorporated, UTEK Semiconductor Corporation and United Integrated Circuits Corporation, respectively. The references to “Taiwan” and “ROC” refer to Taiwan, Republic of China. The references to “shares” and “common shares” refer to our common shares, par value NT$10 per share, and “ADSs” refers to our American depositary shares, each representing five common shares. The ADSs are issued under the Deposit Agreement, dated as of September 21, 2000, as amended, supplemented or modified from time to time, among United Microelectronics, Citibank N.A. and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. “ROC GAAP” means the generally accepted accounting principles in the Republic of China and “US GAAP” means the generally accepted accounting principles in the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
We publish our financial statements in New Taiwan dollars, the lawful currency of the ROC. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$”, “US$” and “U.S. dollars” mean United States dollars, “¥” means Japanese Yen, “SG$” means Singapore dollars and “ € ” means Euro.
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

The words “may”, “will”, “is/are likely to”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions are intended to identify a number of these forward-looking statements. We do not and will not undertake the obligation to update or revise any forward-looking statements contained in this annual report whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The selected balance sheet data as of December 31, 2007 and 2008 and the selected statements of income and cash flow data for the years ended December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected balance sheet data as of December 31, 2004, 2005 and 2006 and the selected statements of income and cash flow data for the years ended December 31, 2004 and 2005 are derived from our audited consolidated financial statements not included in this annual report.

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

	Year Ended December 31,
	2004	2005	2006	2007	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Statement of Income Data:
ROC GAAP
Net operating revenues	129,191	100,316	112,004	113,311	96,814	2,955
Cost of goods sold	(92,393)	(90,643)	(90,638)	(89,768)	(81,130)	(2,476)

Gross profit	36,798	9,673	21,366	23,543	15,684	479

Operating expenses:
Sales and marketing	(2,775)	(3,739)	(3,366)	(4,069)	(3,483)	(106)
General and administrative	(4,853)	(4,387)	(3,422)	(3,724)	(3,055)	(93)
Research and development	(7,364)	(9,634)	(9,419)	(9,631)	(8,274)	(253)

Total operating expenses	(14,992)	(17,760)	(16,207)	(17,424)	(14,812)	(452)

Operating income (loss)	21,806	(8,087)	5,159	6,119	872	27
Net non-operating income (loss)	9,938	13,693	31,428	13,551	(22,858)	(698)

Income (Loss) before income tax and minority interest	31,744	5,606	36,587	19,670	(21,986)	(671)
Income tax expense	(374)	(67)	(3,261)	(2,809)	(997)	(30)
Cumulative effect of changes in accounting principles (the net amount after deducted tax expense $0)(1)	—	(113)	(1,189)	—	—	—
Minority interest loss	473	1,601	482	101	663	20

Net income (loss)	31,843	7,027	32,619	16,962	(22,320)	(681)

Earnings (Losses) per share: (2)(3)
Basic	1.59	0.36	1.71	1.03	(1.70)	(0.05)
Diluted(5)	1.57	0.35	1.66	1.00	(1.70)	(0.05)
Shares used in earnings (losses) per share calculation:(3)
Basic	20,024	19,657	19,029	16,464	13,111	13,111
Diluted(5)	20,343	19,959	19,687	16,943	13,170	13,170
Earnings (Losses) per ADS:(3)
Basic	7.95	1.80	8.55	5.15	(8.50)	(0.26)
Diluted(5)	7.85	1.75	8.30	5.00	(8.50)	(0.26)

US GAAP
Net operating revenues	129,191	96,782	112,004	113,311	96,814	2,955
Cost of goods sold	(96,895)	(89,743)	(93,326)	(92,081)	(85,912)	(2,622)
Operating income (loss)	(24,681)	(29,072)	2,162	(20,061)	(22,420)	(684)
Net income (loss)	(14,237)	(15,669)	21,797	(9,264)	(28,955)	(884)
Other comprehensive income (loss)	(16,451)	23,708	(8,194)	(4,863)	(25,239)	(770)
Comprehensive income (loss)	(30,688)	8,039	13,602	(14,127)	(54,194)	(1,654)
Earnings (losses) per share: (2)(4)
Basic	(0.88)	(0.97)	1.42	(0.63)	(2.25)	(0.07)
Diluted(5)	(0.88)	(0.97)	1.37	(0.63)	(2.25)	(0.07)
Shares used in earnings (losses) per share calculation:(4)
Basic	16,139	16,185	15,350	14,599	12,870	12,870
Diluted(5)	16,139	16,185	15,891	14,599	12,870	12,870
Earnings (Losses) per ADS:(4)
Basic	(4.41)	(4.84)	7.10	(3.17)	(11.25)	(0.34)
Diluted(5)	(4.41)	(4.84)	6.87	(3.17)	(11.25)	(0.34)

	Year Ended December 31,
	2004	2005	2006	2007	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Balance Sheet Data:
ROC GAAP
Current assets	132,936	144,863	132,344	81,111	68,888	2,103
Long-term investment	32,712	30,797	71,964	69,813	32,441	990
Property, plant and equipment	192,024	159,114	151,828	137,219	108,410	3,309
Total assets	376,305	347,049	367,653	299,558	216,399	6,606
Current liabilities	36,598	36,960	35,703	45,195	12,834	392
Long-term debt (excluding current portion)	61,288	41,692	30,383	7,495	8,130	248
Total liabilities	101,202	82,429	70,251	56,561	24,740	755
Shareholders’ equity	266,374	258,284	291,165	236,467	184,676	5,637
US GAAP
Cash and cash equivalents	55,558	63,508	61,649	47,678	40,017	1,222
Working capital(6)	96,690	105,846	95,927	35,273	55,724	1,701
Total assets	452,630	426,706	401,628	310,614	214,990	6,563
Total liabilities	101,599	83,943	71,226	56,795	24,099	736
Shareholders’ equity	342,420	336,425	324,162	247,302	184,029	5,617

	Year Ended December 31,
	2004	2005	2006	2007	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Other Consolidated Data:
ROC GAAP
Cash flow:
Capital expenditure	81,110	22,163	33,240	28,299	11,515	351
Cash provided by operating activities	72,557	45,091	47,124	48,124	45,251	1,381
Cash used in investing activities	(72,447)	(7,533)	(16,556)	(21,844)	(11,423)	(349)
Cash used in financing activities	(16,137)	(29,592)	(45,056)	(72,694)	(34,380)	(1,049)
Net increase (decrease) in cash and cash equivalents	(17,390)	7,245	(14,774)	(46,175)	889	27
Gross profit margin	28.5%	9.6%	19.1%	20.8%	16.2%	16.2%
Operating profit (loss) margin	16.9%	(8.1)%	4.6%	5.4%	0.9%	0.9%
Net profit (loss) margin	24.6%	7.0%	29.1%	15.0%	(23.0)%	(23.0)%
Capacity utilization rate (on an actual basis)	90.8%	72.4%	79.5%	81.9%	70.7%	70.7%
Dividends declared per share(7)	0.8	1.1	0.5	0.7	1.2	0.04
US GAAP
Cash flow:
Capital expenditure	81,127	22,163	33,240	28,299	11,515	351
Cash provided by operating activities	72,379	45,064	46,385	45,785	44,953	1,372
Cash provided by (used in) investing activities	(88,469)	(6,081)	(9,736)	10,360	(19,973)	(610)
Cash used in financing activities	(16,124)	(29,565)	(38,222)	(70,354)	(34,081)	(1,040)
Net increase (decrease) in cash and cash equivalents	(33,639)	7,951	(1,859)	(13,971)	(7,661)	(234)
Gross profit margin	25.0%	7.3%	16.7%	18.7%	11.3%	11.3%
Operating profit (loss) margin	(19.1)%	(30.0)%	1.9%	(17.7)%	(23.2)%	(23.2)%
Net profit (loss) margin	(11.0)%	(16.2)%	19.5%	(8.2)%	(29.9)%	(29.9)%

(1)	Refer to Note 3 to the audited consolidated financial statements included elsewhere in this annual report.

(2)	Earnings (Losses) per share is calculated by dividing net income by the weighted average number of shares outstanding during the year.

(3)	Retroactively adjusted for all subsequent stock dividends and employee stock bonuses.

(4)	Retroactively adjusted for the capital reduction completed in 2007 and all subsequent stock dividends.

(5)	Diluted securities include convertible bonds and employee stock options.

(6)	Working capital equals current assets minus current liabilities.

(7)	Dividends declared per share are in connection with earnings and accumulated additional paid-in capital.

(8)	Refer to Note 35 to the audited consolidated financial statements included elsewhere in this annual report.

Currency Translations and Exchange Rates
In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$32.76 = US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 31, 2008. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00.

				At
	Average(1)	High	Low	Period-End

2004	33.27	34.16	31.74	31.74
2005	32.13	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
2008	31.52	33.58	29.99	32.76
October	32.70	33.50	32.14	32.97
November	33.10	33.42	32.77	33.29
December	33.16	33.58	32.45	32.76
2009 (through May 1)	33.75	35.21	32.82	33.06
January	33.37	33.70	32.82	33.70
February	34.24	35.00	33.61	35.00
March	34.30	35.21	33.75	33.87
April	33.64	33.88	33.05	33.06
May (through May 1)	33.14	33.14	33.14	33.14

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Determined by averaging the rates on the last business day of each month during the relevant period for annual periods and the rates on each business day for monthly periods.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.
Risks Related to Our Business and Financial Condition
The current global recession and credit crisis may cause significant disruptions to our major customers’ businesses as well as to their ability to access sources of liquidity. Demand for our products has been, and will continue to be, adversely affected by overall macroeconomic conditions.
The current global recession and credit crisis since the second half of 2008 has been having a significant negative impact on businesses around the world. Many of our key markets and our targeted markets, including the United States and China, as well as other national economies, have entered a period of economic contraction or significantly slower economic growth. In particular, the current global economic crisis, weak consumer confidence, diminished consumer and business spending, and asset depreciation have contributed to a significant slowdown in the market demand for semiconductors and semiconductor-based end-products, which has led to a decrease in demand for our services. We cannot assure you when an economic recovery may occur, or even when an economic recovery does occur, that demand for our manufacturing services will increase. The combined effects of the global recession may have a material adverse impact on our results of operations, cash flows and financial condition, which may cause the price of our ADSs to decline.

In addition, many of our customers have experienced difficulty in obtaining credit in the current economic environment, and even if they have been able to obtain credit, the cost of such financing has increased and/or the time necessary to arrange such financing has been substantially prolonged. This lack of and increase in the cost of financing could have a material adverse effect on the financial condition of our customers. A protracted disruption in the ability of our customers to access sources of liquidity could cause serious disruptions to or an overall deterioration in their businesses, which could lead to the inability or failure on their part to meet their payment obligations to us.
The seasonality and cyclical nature of the semiconductor industry and periodic overcapacity make us particularly vulnerable to significant and sometimes prolonged economic downturns.
The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns. Since most of our customers operate in semiconductor-related industries, variations in order levels from our customers can result in volatility in our revenues and earnings. Because our business is, and will continue to be, largely dependent on the requirements of semiconductor companies for our services, downturns in the semiconductor industry will lead to reduced demand for our services. For example, the semiconductor industry is currently experiencing a slowdown that began in late 2008, which may have a material adverse effect on our revenues and business.
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
The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation and Chartered Semiconductor Manufacturing Ltd., as well as the foundry operation services of some integrated device manufacturers, such as IBM and Toshiba Corporation, or Toshiba. Integrated device manufacturers principally manufacture and sell their own proprietary semiconductor products, but may also offer foundry service. Other competitors such as Samsung, DongbuAnam Semiconductor, Grace Semiconductor Manufacturing Corp., X-FAB Semiconductors Foundries AG, Silterra Malaysia Sdn. Bhd. and Globalfoundries Inc. have initiated efforts to develop substantial new foundry capacity. New entrants in the foundry business are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. Some of our competitors have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.
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
We have been largely dependent on a small number of customers for a substantial portion of our business. In 2008, our top ten customers accounted for 61.4% of our net operating revenues. Our top two customers each accounted for 14.1% and 9.7%, respectively, of our net operating revenues in 2008. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our net operating revenues. We cannot assure you that our net operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to, any of these customers could significantly reduce our net operating revenues.
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
Our ability to compete successfully also depends on our ability to operate without infringing on the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States until they are granted. The semiconductor industry, because of the complexity of the technology used and the multitude of patents, copyrights and other overlapping intellectual property rights, is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. It is common for patent owners to assert their patents against semiconductor manufacturers. We have received from time to time communications from third parties asserting patents that cover certain of our technologies and alleging infringement of intellectual property rights of others, and we expect to continue to receive such communications in the future. See “Item 4. Information on the Company—B. Business Overview—Litigation” for more details of our ongoing litigation. We do not believe that we are currently infringing on any patent rights. In the event any third party were to make a valid claim against us or our customers, we could be required to:
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
In early 2006, the Hsinchu District Prosecutor’s Office brought criminal charges in the Hsinchu District Court against our former Chairman, Robert H. C. Tsao and our former Vice Chairman, John Hsuan in connection their alleged breach of fiduciary duties and certain alleged violations of the ROC Commercial Accounting Act. Prior to such charges, both our former Chairman and former Vice Chairman resigned from their respective positions with our company. The Hsinchu District Court found our former Chairman and former Vice Chairman not guilty in October 2007, and the Prosecutor’s office filed an appeal with the Taiwan High Court in November 2007. On December 31, 2008, the Taiwan High Court rejected the prosecutor’s appeal and sustained the Hsinchu District Court’s decision. On January 20, 2009, Taiwan High Prosecutor’s office filed an appeal with the Supreme Court. The case is still pending in the Supreme Court.
The ROC Financial Supervisory Commission, or the ROC FSC, a regulatory authority that supervises securities, banking, futures, and insurance activities in Taiwan, also began their investigation into whether there had been any violation of ROC securities laws by us. In April 2005, our former Chairman was fined (1) NT$2.4 million by the ROC FSC for our delay in making timely public disclosure (within two days) regarding the information relating to Hejian, which had been resolved in our board meeting on March 4, 2005, or the March 4 Resolution, and (2) NT$0.6 million for our failure to disclose the information regarding the assistance we had provided to Hejian. Our former Chairman’s appeal in relation to such fines was overruled in early 2006, and a lawsuit was filed by our former Chairman with the Taipei Administrative High Court to challenge the ROC FSC fines. In December 2007, the Taipei Administrative High Court revoked the ROC FSC’s decision and ruled in favor of our former Chairman. In January 2008, the ROC FSC filed an appeal with the Supreme Administrative Court. The appeal is still pending in the Supreme Administrative Court.
In connection with the March 4 Resolution, our company was also fined in the amount of NT$30,000 by the Taiwan Stock Exchange for an alleged delay in making public disclosure. After our former Chairman and former Vice Chairman were indicted by the prosecutor, our company was found by the ROC Ministry of Economic Affairs, or the ROC MOEA, to be in violation of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area and fined in the amount of NT$5 million for our alleged illegal investment in Hejian. Our appeal to the ROC MOEA in relation to such fines was denied in late 2006. We filed an administrative lawsuit in December 2006 with the Taipei Administrative High Court to challenge the ROC MOEA fine. In July 2007, the Taipei Administrative High Court revoked the ROC MOEA’s decision and ruled in our favor. In August 2007, the ROC MOEA filed an appeal with the Supreme Administrative Court. The appeal is still pending in the Supreme Administrative Court.
The Hsinchu District Prosecutors Office has opened an investigation related to our investment in ProMOS Technologies, and we cannot assure you of the outcome of this investigation.
On August 27, 2008, the Hsinchu District Prosecutors Office visited our offices in relation to an investigation related to our investment in ProMOS Technologies, or ProMOS. We have fully cooperated with the authorities in this investigation. As of December 31, 2008, the investigation has not been completed yet. We have also initiated an internal inquiry regarding this investment and as of April 15, 2009, we did not find any evidence of inappropriate activities that violate any of the applicable regulations. However, because the matter is still pending, we cannot assure you of the outcome of the investigation by the Hsinchu District Prosecutors Office. If we are found to be in violation of any applicable laws or regulations, we may be subject to penalties and sanctions that may have a material adverse effect on our business and results of operations.

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
Our financial statements are prepared under ROC GAAP, which differ in certain significant respects from US GAAP. For a discussion of these differences, see Note 35 to our audited consolidated financial statements included elsewhere in this annual report. As a result, our net income (loss) in 2006, 2007 and 2008 under US GAAP was NT$21,797 million, NT$(9,264) million and NT$(28,955) million (US$(884) million), respectively, as compared to net income (loss) under ROC GAAP of NT$32,619 million, NT$16,962 million and NT$(22,320) million (US$(681) million) in 2006, 2007 and 2008, respectively.

The trend of adopting protectionist measures in certain countries, including the United States, could have a material adverse impact on our results of operations and financial condition.
Governments in the United States, China and certain other countries have implemented fiscal and monetary programs to stimulate economic growth as a result of the recent economic downturn, and many of these programs include protectionist measures that encourage the use of domestic products and labor. Recent policy developments by the governments in China and Australia also suggest an increased unwillingness to allow international companies to invest in or acquire local businesses. Since many of our direct customers and other downstream customers in the supply chain are located in or have operations in the countries where protectionist measures were adopted, such protectionist measures may have a material adverse effect on demand for our manufacturing services.
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
We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of these suppliers’ wafers. For example, in 2008, we purchased a majority of our silicon wafers from three makers, Shin-Etsu Handotai Corporation, or Shin-Etsu, Siltronic AG and Sumco Croup (including Sumco Corporation and Formosa Sumco Technology Corporation). We do not have long-term contracts with most of our suppliers. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.
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
Most of our assets and many of our customers and suppliers are located in certain parts of Taiwan. Our operations and the operations of our customers and suppliers are vulnerable to earthquakes, floods, droughts, power losses and similar events that affect the locations of our operations. The occurrence of any of these events could interrupt our services and cause severe damages to wafers in process, or cause significant business interruptions. Although we maintain property and business interruption insurance for such risks, there is no guarantee that future damages or business loss from earthquakes will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient. In addition, our manufacturing facilities have occasionally experienced insufficient power supplies, and our operations have been disrupted.
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
A substantial portion of our net operating revenues is derived from sales to customers located in countries other than those where our fabs are located, including Taiwan, Singapore and Japan. In 2006, 2007 and 2008, sales to our overseas customers accounted for 65.8%, 62.0%, and 70.2% respectively, of our net operating revenues. We expect sales to customers outside of Taiwan, Singapore and Japan to continue to represent a significant portion of our net operating revenues. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tax laws, import duties and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between Taiwan, Singapore and Japan and these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.
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
We, like many ROC technology companies, have benefited from substantial tax incentives provided by the ROC government. In 2008, such incentives resulted in a tax credit in the amount of NT$958 million (US$29 million). If these incentives are curtailed or eliminated, our net income after tax may decrease substantially.
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
From September 19, 2000, the commencement date of the listing of our ADSs on the New York Stock Exchange, or the NYSE, to December 31, 2008, the daily reported closing prices of our ADSs ranged from US$14.88 per ADS to US$1.51 per ADS. The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which recently have experienced significant price volatility with respect to shares of technology companies. Fluctuation in interest rates and other general economic conditions may also have an effect on the market price of the ADSs.

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
We do not believe that we were a passive foreign investment company, or PFIC, for 2008 and we do not expect to become one in the future, although there can be no assurance in this regard. Based upon the nature of our business activities, we may be classified as a passive foreign investment company for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor.
For example, if we are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in a taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of shares and ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have raised in prior offerings. See “Taxation—U.S. Federal Income Tax Considerations For U.S. Persons—Passive foreign investment company.”
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Our legal and commercial name is United Microelectronics Corporation, commonly known as “UMC”. We were incorporated under the ROC Company Law as a company limited by shares in May 1980 and our shares were listed on the Taiwan Stock Exchange in 1985. Our principal executive office is located at No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, and our telephone number is 886-3-578-2258. Our Internet website address is www.umc.com. The information on our website does not form part of this annual report. Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000.
We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, Internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. Percentages of our net wafer sales derived from our products used in communication devices, consumer electronics, PCs, memory and other applications were 55.86%, 24.66%, 17.27%, 0.72% and 1.49%, respectively, in 2008.

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
Our technology and service have attracted three principal types of foundry industry customers: fabless design companies, integrated device manufacturers and system companies. Fabless design companies design, develop and distribute proprietary semiconductor products, but do not maintain internal manufacturing capacity. Instead, these companies depend on outside manufacturing sources. Integrated device manufacturers, in contrast, traditionally integrated all functions - manufacturing as well as design, development, sales and distribution. System companies design and develop integrated circuits to be components within their end or intermediate products and generally do not maintain internal manufacturing capacity. For example, system companies market and sell cellular telephones and/or Internet appliances into which they incorporate semiconductor products.
Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Infineon, Freescale, STMicroelectronics, and Kawasaki, and leading fabless design companies, such as Xilinx, Broadcom, MediaTek, Realtek, Novatek, and Marvell. In 2008, our company’s top ten customers accounted for 61.4% of our net operating revenues. Our top two customers accounted for 14.1% and 9.7% of our net operating revenues in 2008, respectively. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.
For the disclosure related to our acquisition of Hejian, the contents of the Form 6-K we furnished to the Commission on April 29, 2009 (File No. 001-15128), or the Hejian 6-K, are hereby incorporated by reference. The Hejian 6-K has been included elsewhere in this annual report and filed as Exhibit 99.1 to this annual report.

Please refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a discussion of our capital expenditures in the past three years and the plan for the current year.
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
Continue to Focus on High Growth Applications and Customers. We believe one measure of a successful foundry company is the quality of its customers. We focus our sales and marketing on customers who are established or emerging leaders in industries with high growth potential. Our customers include industry leaders such as AMD (ATI), Broadcom, Marvell, Infineon, MediaTek, Novatek, Realtek, SanDisk, STMicroelectronics, Texas Instruments, Freescale and Xilinx. We seek to maintain and expand our relationships with these companies. We strive to demonstrate to these customers the superiority and flexibility of our manufacturing, technology and service capabilities and to provide them with production and design assistance. We are also making efforts to further diversify our customer portfolio by actively pursuing customers in the PC-related area in order to maintain a balanced exposure to different applications. We believe these efforts strengthen our relationships with our customers and enhance our reputation in the semiconductor industry as a leading foundry service provider.
Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies. We believe that maintaining and enhancing our leadership in mass-producible semiconductor manufacturing technology is critical to attract and retain customers. Our reputation for technological excellence has attracted both established and emerging leaders in the semiconductor industries who work closely with us on technology development. In addition, we believe our superior processing expertise has enabled us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue building internal research and development expertise, to focus on process development and to establish alliances with leading semiconductor companies to accelerate access to next-generation technologies. For example, our 28-nanometer technology, which will be delivered to our customers by 2010, is expected to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size. We believe our progress in developing more advanced process technologies has benefited our customers in the fields of computers, communications, consumer electronics and others with special preferences in certain aspects of the products, such as the ultimate performance, density and power consumption.

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
The construction of our second 300mm fab in Taiwan is underway, as a step in our continuing expansion of our manufacturing complex in the Tainan Science Park in southern Taiwan. Total investment for this fab is estimated to be US$5 billion, with a maximum designed monthly production capacity of approximately 50,000 wafers. As of March 31, 2009, the construction of this new fab factory building is 90% complete, and the equipment will be moved into this fab after construction is finished. However, we have not finalized the expansion plan yet due to the potential impact of the global economic recession on industry demand. We will closely monitor industry demand and adjust our expansion schedule accordingly.

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2008.

	Fab 6A	Fab8A	Fab8C	Fab8D	Fab8E	Fab8F	Fab8S	Fab12A	Fab12i	UMCJ
Commencement of volume production	1989	1995	1998	2000	FABII 1998 FAB2A 2000	2000	2000	2002	2004	1996
Estimated full capacity(1) (2)	49,300 wafers per month	68,000 wafers per month	33,500 wafers per month	22,000 wafers per month	34,000 wafers per month	32,000 wafers per month	25,000 wafers per month	36,000 wafers per month	31,000 wafers per month	20,000 wafers per month
Wafer size	6-inch (150mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	12-inch (300mm)	12-inch (300mm)	8-inch (200mm)
Clean room area(3)	5,250 sq. meters	25,029 sq. meters	19,764 sq. meters	16,589 sq. meters	21,576 sq. meters	13,812 sq. meters	8,163 sq. meters	24,860 sq. meters	27,224 sq. meters	10,367 sq. meters
Type of clean rooms(4)	Class-10 @0.1um, clean tunnel	Class-0.1 @0.1um, clean tunnel	Class-0.1 @0.1um, clean tunnel	Class100 @0.3um, SMIF/mini-environment	FABII: Class-1000@0.3 um FAB2A: Class100@0.3um, SMIF/mini-environment	Class 100 @0.3um, SMIF/mini-environment	Class 1000 @0.3um, SMIF/mini-environment	Class 100 @0.3um, SMIF/mini-environment	Class 100 @0.3um, SMIF/mini-environment	Class-1 @0.1um, clean tunnel

(1)	Measured in original wafer size.

(2)	The capacity of a fab is determined based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance and expected product mix.

(3)	“Area” represents the total area of clean rooms within a fab. Clean room area of Fab 12i area includes Module B area of 11,737 square meters.

(4)	“Class” represents the cleanliness of clean rooms in the fab. Class-10@0.1um means a standard of air purity under which the amount of dust is limited to fewer than 10 particles of contaminants of 0.1 micron or greater per one cubic foot per minute of air flow. Class-0.1@0.1um means a standard of air purity under which the amount of dust is limited to fewer than one particle of contaminant of 0.1 micron or greater per 10 cubic feet per minute of air flow. Class-100@0.3um means a standard of air purity under which the amount of dust is limited to fewer than 100 particles of contaminants of 0.3 micron or greater per one cubic foot per minute of air flow. Class-1000@0.3um means a standard of air purity under which the amount of dust is limited to fewer than 1,000 particles of contaminants of 0.3 micron or greater per one cubic foot per minute of air flow. The general production environment may be organized into “clean tunnels” or “mini environments”. In a clean tunnel environment, the clean room is divided into many tunnels with partitions. A higher level of cleanliness is kept inside the tunnel for production. Mini-environments within a clean room use Standard Mechanical Interface technology, or SMIF, which employs input/output devices designed to protect products from contamination while providing a standard mechanical interface to wafer production tools. Mini-environment is generally a preferred approach because it reduces building structural costs and operating costs, allows flexibility in equipment layout and facilitates the ramping-up process during capacity expansion.
The following table sets forth the size and primary use of our facilities and whether such facilities, including land and buildings, are owned or leased. Our land in the Hsinchu and Tainan Science Parks is leased from the ROC government.

Building
	Size		Land	(Owned or
Location	(Land/Building)	Primary Use	(Owned or Leased)	Leased)
(in square meters)
Fab 6A, 10 Innovation 1st Rd.,	27,898/34,609	6-inch wafer production	Leased	Owned
Hsinchu Science Park, Hsinchu,			(expires in December 2026)
Taiwan 300, ROC

Fab 8A, 3 Li-Hsin 2 nd Rd.,	43,468/83,699	8-inch wafer production	Leased	Owned
Hsinchu Science Park, Hsinchu,			(expires in March 2014)
Taiwan 300, ROC.

Fab 8C, 6 Li-Hsin 3 rd Rd.,	24,678/71,428	8-inch wafer production	Leased	Owned
Hsinchu Science Park, Hsinchu,			(expires in March 2016)
Taiwan 300, ROC

Fab 8D, 8 Li-Hsin 3 rd Rd.,	8,036/29,181	8-inch wafer production	Leased	Owned
Hsinchu Science Park, Hsinchu,			(expires in March 2016)
Taiwan 300, ROC

Fab 8E, 17 Li-Hsin Rd., Hsinchu	35,000/76,315	8-inch wafer production	Leased	Owned
Science Park, Hsinchu, Taiwan			(expires in February 2016)
300, ROC

Fab 8F, 3 Li-Hsin 6 th Rd.,	24,180/65,736	8-inch wafer production	Leased	Owned
Hsinchu Science Park, Hsinchu,			(expires in February 2018)
Taiwan 300, ROC.

Building
	Size		Land	(Owned or
Location	(Land/Building)	Primary Use	(Owned or Leased)	Leased)
(in square meters)
Fab 8S, 16 Creation 1 st Rd.,	20,404/65,614	8-inch wafer production	Leased	Owned
Hsinchu Science Park, Hsinchu,			(expires in December 2023)
Taiwan 300, ROC.

Fab 12A, 18 Nan-Ke 2 nd Rd.,	113,661/177,049	12-inch wafer production	Leased	Owned
Tainan Science Park, Sinshih,			(expires in October 2017)
Tainan, Taiwan 741, ROC.

Fab 12i, 3 Pasir Ris Drive 12	85,737/142,169	12-inch wafer production	Leased	Owned
Singapore 519528			(expires in March 2031)

UMCJ, 1580, Yamamoto, Tateyama-City, Chiba, Japan	387,550/61,176	8-inch wafer production	82% owned, 18% leased (expires in June 2049)	96% Owned,
4% Leased

United Tower, 3 Li-Hsin 2nd Rd.,	8,818/85,224	Administration office	Leased	Owned
Hsinchu Science Park, Hsinchu,			(expires in March 2014)
Taiwan 300, ROC.

Tunhwa South Rd. Office, 3F,	166/2,575	Administration office	Owned	Owned
76, Sec. 2, Tunhwa S. Rd., Taipei, Taiwan 106, ROC

Testing Building, 1,	10,762/41,318	Leased to several	Owned	Owned
Chin-Shan, St.		companies
7, Hsinchu, Taiwan 300, ROC.

R&D Building, 18 Nan-Ke 2 nd	42,000/47,501	Research and development	Leased	Owned
Rd., Tainan Science Park,			(expires in December 2023)
Sinshih, Tainan, Taiwan 741, ROC.
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
Since the third quarter of 2006, we have begun the mass production of a next-generation 65-nanometer FPGA product, which features a 65% logic capacity increase over previous generation of FPGAs with triple gate oxide and 11 copper metal layers. Our 65-nanometer development team is not only independently developing our technologies in-house but is also bringing up customized process technologies to match customer specific needs. Furthermore, our 45-nanometer process technologies, which are jointly developed by us and our strategic partners will be available to our customers by early 2009, are expected to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size.

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab, in 2008, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2006, 2007 and 2008:

		Year Ended December 31, 2008 Range of
	Year of	Process
	Commencement	Technologies	Year Ended December 31,
	of Operation	(in microns)	2006	2007	2008
			(in thousands of 8-inch wafer equivalents, except percentages)
Fab
Fab 6A	1989	0.5	328	328	328
Fab 8A	1995	0.5 to 0.25	816	816	816
Fab 8C	1998	0.35 to 0.15	400	400	400
Fab 8D	2000	0.18 to 0.09	252	260	260
Fab 8E	1998	0.5 to 0.18	406	408	408
Fab 8F	2000	0.25 to 0.15	372	372	374
Fab 8S	2000	0.25 to 0.15	276	276	294
Fab 12A	2002	0.18 to 0.065	754	847	884
Fab 12i	2004	0.13 to 0.065	413	601	743
UMCJ	1996	0.35 to 0.15	378	348	240
Total estimated capacity		—	4,395	4,656	4,747
Total output (actual)		—	3,495	3,813	3,355
Average capacity utilization		—	79.5%	81.9%	70.7%
The table below sets forth a breakdown of number and percentage of wafer output by process technologies in 2006, 2007 and 2008. We began commercial operation of our 0.13-micron, 90-nanometer and 65-nanometer process technologies in the first quarter of 2002, the second quarter of 2003 and the first quarter of 2006, respectively.

	Year Ended December 31,
	2006		2007		2008
	(in thousands of 8-inch wafer equivalents, except percentages)

Technology

65 nanometers and under	18	0.5%	34	0.9%	147	4.3%
90 nanometers	320	9.2	492	12.9	701	21.0
0.13 micron	477	13.6	595	15.6	555	16.5
0.15 micron	301	8.6	354	9.3	258	7.7
0.18 micron	677	19.4	784	20.5	587	17.5
0.25 micron	252	7.2	206	5.4	110	3.3
0.35 micron	1,004	28.7	971	25.5	728	21.7
0.50 micron or higher	446	12.8	377	9.9	269	8.0

Total	3,495	100.0%	3,813	100.0%	3,355	100.0%

Capacity and Utilization
The fabs in Taiwan that we own directly are named Fab 6A, Fab 8A, Fab 8C, Fab 8D, Fab 8E, Fab 8F and Fab 8S, all of which are located in the Hsinchu Science Park in Taiwan, and Fab 12A, which is located in the Tainan Science Park in Taiwan. The fab in Singapore is named Fab 12i.
Our average capacity utilization rate was 79.5% in 2006, 81.9% in 2007 and 70.7% in 2008.

Equipment
Considering the performance and productivity of our manufacturing capability highly rely on the quality of our capital equipment, we generally purchase equipment that cannot only meet the demand of our existing process technology, but also has the capability to be upgraded to match our future needs. The principal equipment we use to manufacture semiconductor devices are scanners/steppers, cleaners and track equipment, inspection equipment, etchers, furnaces, wet stations, strippers, implanters, sputters, CVD equipment, probers, testers and so on. We own all of the production equipment except for a few demonstration tools.
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
The most important raw material used in our production processes is silicon wafer, which is the basic raw material from which integrated circuits are made. The principal makers for our wafers are Shin-Etsu, Siltronic AG and Sumco Group (including Sumco Group Corporation and Formosa Sumco Technology Corporation). We have in the past obtained and believe that we will continue to be able to obtain a sufficient supply of silicon wafers. We believe that we have close working relationships with our wafer suppliers. Based on such long-term relationships, we believe that these major suppliers will use their best efforts to accommodate our demand.
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
Our process technologies and fabrication facilities have been “qualified” by our customers after satisfying their stringent quality and reliability requirements. Generally, our customers perform on-site fab audits in addition to conducting their own product qualifications. These audits normally address quality management, documentation control, procurement and material incoming inspection, product final inspection, calibration and certification training systems. These audits include both data/record review and physical fabrication area tours for verification of conformity to specifications and procedures. If the audit findings are satisfactory, then the fab facility is termed “qualified” for proceeding with further product qualification and later volume production. Most of our established customers, including AMD (ATI), Conexant Systems, Kawasaki, Infineon, Freescale, Broadcom, MediaTek, Novatek, Pixart, SiS, STMicroelectronics, Texas Instruments, Xilinx, NXP, Sony, Davicom, Holtek, Cypress, Faraday, nVIDIA, Atmel, AMIS, Solomon, Marvell and Micronas have audited our fabrication, and our fabs have successfully passed their qualification requirements.
Our policy is to implement quality control measures to ensure the delivery of consistent high yield production with reliable performance for our customers. We test and monitor the quality of raw materials, process and products at various stages in the manufacturing process before shipment to customers. Reliability assurance also includes in-process wafer level reliability monitoring as well as packaged level reliability compliance. Our quality control is also continually enhanced through our top down annual Policy Management and bottom up Total Quality Management, or TQM, activities, involving various independent quality control teams from our various foundries, such as Quality Improvement and Innovation Team, Employee Suggestion System and Project Management Team. We also have Quality Assurance Division and Reliability Technology and Assurance Division, which in aggregate consist of 353 engineers, technicians and other staff as of March 31, 2009. These divisions are responsible for incoming materials’ quality inspection, in process quality audit, outgoing product quality inspection, quality system and standards maintenance, reliability assurance, reliability engineering and customer queries. In addition, our efforts to observe benchmark and best practices among fabs in the industry have also contributed to the improvement of our overall quality control procedures.
All our fabs are ISO/TS 16949:2002 and QC080000 IECQ HSPM certified and also registered under the Year 2000 version of ISO9001. ISO/TS 16949:2002 sets the criteria for developing a fundamental quality management system. It focuses on continual improvement, defect prevention and the reduction of variation and waste. QC080000 IECQ HSPM sets the criteria for developing a process management system for hazardous substances, and focuses on developing environmentally friendly manufacturing processes. The Year 2000 version of ISO9001 emphasizes customer satisfaction and resource management.
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
Wafer Fabrication. As described above, our manufacturing service provides all aspects of the wafer fabrication process by utilizing a full range of advanced process technologies. During the wafer fabrication process, we perform procedures in which a photosensitive material is deposited on the wafer and exposed to light through the mask to form transistors and other circuit elements comprising a semiconductor. The unwanted material is then etched away, leaving only the desired circuit pattern on the wafer. As part of our wafer fabrication services, we also offer wafer probing services, which test, or probe, individual die on the processed wafers and identify dice that fail to meet required standards. We prefer to conduct wafer probing internally to obtain speedier and more accurate data on manufacturing yield rates.
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
Customers and Markets
Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Infineon, Freescale, STMicroelectronics, and Kawasaki, and leading fabless design companies, such as Xilinx, Broadcom, MediaTek, Realtek, Novatek, and Marvell. Although we are not dependent on any single customer, a significant portion of our net operating revenues have been generated from sales to a few customers. Our top ten customers accounted for approximately 61.4% of our net operating revenues in 2008. Our top two customers each accounted for 14.1% and 9.7% of our net operating revenues in 2008. Set forth below is a geographic breakdown of our operating revenues in 2006, 2007 and 2008.

	Year Ended December 31,
Region	2006	2007	2008
Taiwan	34.2%	38.0%	29.8%
Asia (excluding Taiwan)	8.5	6.9	5.1
North America	49.7	46.9	55.4
Europe	7.6	8.2	9.7

Total	100%	100%	100%

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. Because we are an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. Net wafer sales represents 97.2% of our net operating revenue, and excludes revenue from testing, mask and other services. The following table presents the percentages of our net wafer sales by types of customers during the last three years.

	Year Ended December 31,
Customer Type	2006	2007	2008
Fabless design companies	62.0%	73.7%	73.2%
Integrated device manufacturers	38.0	26.1	26.8
System companies	0.0	0.2	0.0

Total	100.0%	100.0%	100.0%

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
For IP offerings, we work with several leading IP vendors from digital, memory and analog fields in the semiconductor industry, such as Faraday Technology, ARM Limited, Virage Logic Corporation, Rambus Inc., MIPS Technologies Inc., Silicon Image Inc. and Synopsys Inc., to deliver quality IP blocks that have been silicon validated using our advanced processes. Our alliance programs with major electronic design automation vendors, such as Cadence, Magma, Mentor and Synopsys, provide our customers with digital/analog reference design procedures and easy-to-use design solutions. By continuously enhancing our IP offerings, reference design procedures and design services through collaboration with major vendors, we aim to provide complete, accurate and user-friendly SoC solutions to our customers.
As a design moves into manufacturing production, we continue to provide ongoing customer support through all phases of the manufacturing process. The local account manager works with our customer service representative to ensure the quality of our services, drawing upon our marketing and customer engineering support teams as required.
We offer an online service, “MyUMC”, which gives our customers easy access to our foundry services by providing a total online supply chain solution. MyUMC offers 24-hour access to detailed account information such as manufacturing, engineering and design support documents through each customer’s own customized start page. The features available to customers through MyUMC include (i) viewing the status of orders from the start of production to the final shipping stages; (ii) designing layouts to shorten customers’ tape out time; (iii) collecting customer engineering requests; (iv) gathering and downloading documents for design purposes; (v) and accessing online in real-time the same manufacturing data used by our fab engineers. In order to continually improve our information security management, our information technology division received ISO/IEC 27001:2005 certification in March 2008.

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
We believe that our primary competitors in the foundry services market are Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation and Chartered Semiconductor Manufacturing Ltd., as well as the foundry operation services of some integrated device manufacturers such as IBM and Toshiba. Other competitors such as Samsung, DongbuAnam Semiconductor, Grace Semiconductor Manufacturing Corp., X-FAB Semiconductors Foundries AG, Silterra Malaysia Sdn. Bhd. and Globalfoundries Inc., have initiated efforts to develop substantial new foundry capacity, although much of such capacity involves less cost-effective production than the 12-inch fabs for which we possess technical know-how. New entrants in the foundry business are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. The principal elements of competition in the semiconductor foundry industry include technical competence, production speed and cycle time, time-to-market, research and development quality, available capacity, manufacturing yields, customer service and price. We believe that we compete favorably with the new competitors on each of these elements, particularly our technical competence and research and development capabilities.
Intellectual Property
Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes and activities. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2008, we held 3,175 U.S. patents and 5,558 patents issued outside of the United States.
Our ability to compete also depends on our ability to operate without infringing on the proprietary rights of others. The semiconductor industry is generally characterized by frequent litigation regarding patent and other intellectual property rights. As is the case with many companies in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect that we will receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources to the defense of these claims, which could seriously harm our company. See “Item 3. Key Information—D. Risk Factors—Our inability to obtain, preserve and defend intellectual property rights could harm our competitive position.”

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
Research and Development
We spent NT$9,419 million, NT$9,631 million and NT$8,274 million (US$253 million) in 2006, 2007 and 2008, respectively, on research and development, which represented 8.4%, 8.5% and 8.6% respectively, of our net operating revenues for these periods. Our research and development efforts are mainly focused on delivering SoC foundry solutions that consist of the world’s leading process technologies, customer support services and manufacturing techniques. These resources provide our foundry customers with improved opportunities to develop SoC products that supply the global market. Our commitment to research and development can be illustrated by our 2008 research and development expenditures, which reached approximately 8.6% of net operating revenues. In June 2007, we completed the construction of a research and development center for nanometer technologies in the Tainan Science Park. The research and development center allows for seamless application of advanced process technology in the research and development phase to the manufacturing phase, such as our 45 nanometer process technology that has been recently used to fabricate SRAM chips.
As of March 31, 2009, we employed 956 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.
Our Investments
Depending on the market conditions, we intend to gradually reduce our investments through secondary equity offerings, exchangeable bond offerings and other measures available to our company.
We sold 2 million and 78 million common shares of AU Optronics in 2006 and 2007, respectively. As of December 31, 2007, we have already sold all of the common shares of AU Optronics that we held. We issued Exchangeable Bonds of US$235 million due 2007 in May 2002, and Exchangeable Bonds of US$206 million due 2008 in July 2003. The first bonds were exchangeable, at the option of the bondholders, into common shares or American depositary shares of AU Optronics, and the second bonds were exchangeable into common shares of AU Optronics. As of December 31, 2004, all bondholders of the Exchangeable Bonds due 2008 had exercised their rights to exchange their bonds into common shares of AU Optronics. Prior to the maturity date of May 10, 2007, 99.9% of the bondholders of the Exchangeable Bonds due 2007 had exercised their rights to exchange their bonds into common shares or American depositary shares of AU Optronics. We redeemed all of the remaining bonds outstanding in the principal amount of US$0.3 million.

In 2006, we sold 42 million common shares of MediaTek for NT$14,259 million. In 2007, we sold 9 million common shares of MediaTek for NT$5,100 million. In 2008, we sold 5 million common shares of MediaTek for NT$1,673 million (US$51 million). As of March 31, 2009, we held 0.19% of MediaTek.
In addition, we sold 1.95 million common shares of ITE Tech. Inc., or ITE, for NT$260 million and 10.1 million common shares of Holtek Semiconductor Inc., or Holtek, for NT$720 million in 2007. In 2008, we sold 3.6 million common shares of ITE for NT$137 million (US$4 million) and 6.3 million common shares of Holtek for NT$253 million (US$8 million). As of March 31, 2009, we held 17.87% and 16.37% in ITE and Holtek, respectively.
In connection with the settlement of our litigations with Silicon Integrated Systems, or SiS, we reached an agreement with SiS in late 2002 to enter into business cooperation, including, among other things, exchange of process patents, production support and our board representation in SiS. In July 2004, we acquired SiSMC, a wafer foundry company spun off from SiS in 2003. As of March 31, 2009, we held 16.34% of SiS’s outstanding share capital.
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
The net gain realized from the sale of our stake in Hsun Chieh in 2006 consisted of three components. The first component was a gain of NT$1,624 million calculated as the excess of cash consideration received over the net book value of the 63.48% stake sold. The second component was a gain of NT$14,149 million recorded to reclassify a portion of the additional paid-in capital from a merger which formed Hsun Chieh in 1999. This component was related to the merger of six companies which resulted in the formation of Hsun Chieh. The fair value of the net assets received was deemed to be the value of the consideration for the acquisition of the interests in the six companies and was reflected in the common stock and additional paid-in capital accounts on the balance sheet. The excess of such fair value of net assets received over the assumed liabilities and payment for shares held by the shareholders of the six companies was recorded in the additional paid-in capital account on our consolidated balance sheet. As a result of the sale of 63.48% of ownership interests in Hsun Chieh, we reversed a proportionate share of the Hsun Chieh’s additional paid-in capital account, which had a balance of NT$22,282 million on the date of disposal, and recognized a gain in the consolidated statement of income of NT$14,149 million. These two components were offset in part by a NT$2,621 million loss from a decrease in the current quoted market price of our shares held by Hsun Chieh compared to their original cost.
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
We believe that we have adopted anti-pollution measures for the effective maintenance of environmental protection standards consistent with the practice of the semiconductor industry in Taiwan. In 2008, we spent approximately NT$59.1 million (US$1.8 million) for pollution control equipment. Our monthly waste disposal fees were approximately NT$3.9 million (US$0.1 million), and our annual cost for environmental monitoring was approximately NT$4.4 million (US$0.1 million). We also believe that we are in compliance in all material respects with applicable environmental laws and regulations.

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
Litigation
Hejian, a semiconductor manufacturer in Suzhou, China, was set up in December 2001. Soon after the establishment of Hejian, there were various rumors that Hejian was set up by us, which we denied: because we did not inject any capital into nor did we transfer any technology to Hejian.
In early 2006, the Hsinchu District Prosecutor’s Office brought criminal charges in the Hsinchu District Court against our former Chairman, Robert H. C. Tsao and our former Vice Chairman, John Hsuan in connection with alleged breach of fiduciary duties and certain alleged violations of the ROC Commercial Accounting Act. Prior to such charges, both our former Chairman and former Vice Chairman resigned from their respective positions with our company. The Hsinchu District Court found our former Chairman and former Vice Chairman not guilty in October 2007, and the Prosecutor’s office filed an appeal with the Taiwan High Court in November 2007. On December 31, 2008, the Taiwan High Court rejected the prosecutor’s appeal and sustained the Hsinchu District Court’s decision. On January 20, 2009, Taiwan High Prosecutor’s office filed an appeal with the Supreme Court. The case is still pending in the Supreme Court.
The ROC FSC, a regulatory authority that supervises securities, banking, futures, and insurance activities in Taiwan, also began their investigation into whether there had been any violation of ROC securities laws by us. In April 2005, our former Chairman was fined (1) NT$2.4 million by the ROC FSC for our delay in making public disclosure timely (within two days) regarding the information relating to Hejian, which had been resolved in the March 4 Resolution, and (2) NT$0.6 million for our failure to disclose the information regarding the assistance we had provided to Hejian. Our former Chairman’s appeal in relation to such fines was overruled in early 2006, and a lawsuit was filed by our former Chairman with the Taipei Administrative High Court to challenge the ROC FSC fines. In December 2007, the Taipei Administrative High Court revoked the ROC FSC’s decision and ruled in favor of our former Chairman. In January 2008, the ROC FSC filed an appeal with the Supreme Administrative Court. The appeal is still pending in the Supreme Administrative Court.
In connection with the March 4 Resolution, our company was also fined in the amount of NT$30,000 by the Taiwan Stock Exchange for an alleged delay in making public disclosure. After our former Chairman and former Vice Chairman were indicted by the prosecutor, our company was found by the ROC MOEA to be in violation of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area and fined in the amount of NT$5 million for our alleged illegal investment in Hejian. Our appeal to the ROC MOEA in relation to such fines was denied in late 2006. We filed an administrative lawsuit in December 2006 with the Taipei Administrative High Court to challenge the ROC MEA fine. In July 2007, the Taipei Administrative High Court revoked the ROC MOEA’s decision and ruled in our favor. In August 2007, the ROC MOEA filed an appeal with the Supreme Administrative Court. The appeal is still pending in the Supreme Administrative Court.
In June 2005, our Singapore Branch as plaintiff issued a Writ of Summons against Tokio Marine & Fire Insurance Company (Singapore) Pte. Ltd. or Tokio Marine, as defendant under a marine cargo insurance policy for the replacement cost of a 300mm Endura System damaged in transit. We incurred a cost of approximate US$1.24 million to replace the damaged chamber. Our Singapore Branch filed suit to recover under the Tokio Marine insurance policy on the grounds that the equipment was damaged in shipment as a result of rough handling or conditions. Tokio Marine has denied that the incident was a covered event under the policy. In April 2008, the trial court entered a judgment in our favor in the amount of US$1.24 million with costs to be taxed in accordance with Singapore law. Although the time for Tokio Marine to appeal had not yet passed, Tokio Marine paid us US$1.24 million plus interest in accordance with the judgment. Tokio Marine filed a notice of appeal to appeal the trial court decision on January 5, 2009. After a hearing on March 26, 2009, the Court of Appeal entered its order in our favor, dismissed the appeal and ordered Tokio Marine to pay the costs we incurred in this appeal.

In February 2006, Taiwan Power Company, or TPC, filed a civil litigation case in Taiwan Hsinchu District Court against us and other Taiwan companies, claiming that (1) we and the other defendants collectively should pay electrical fees of NT$13.3 million with accrued interest to TPC, and (2) we pay electrical line fees of NT$21.2 million to TPC. On March 11, 2009, the Hsinchu District Court denied Taiwan Power Company’s claim and ruled in our favor . The Taiwan Power Company filed an appeal with the Taiwan High Court on April 9, 2009. This case is still pending in the Taiwan High Court. We believe TPC’s claims are without merit.
In March 2006, the spouse of Mr. C.F. Shih, a workman employed by Yih-Shin Construction Co., Ltd, or Yih-Shin, one of the subcontractors we engaged for construction of the Fab 12A dormitory, filed a request with the Taiwan Tainan Prosecutors’ Office for charges against us and other related parties in connection with Mr. Shih’s severe injury in connection with the construction work. The Taiwan Tainan Prosecutor’s Office denied this request, but Mr. Shih filed a civil claim against us, Yih-Shin and other related parties in April 2006. In the civil claim, Mr. Shih has asked for NT$21.0 million from us, Yih-Shin and other related parties collectively. In addition, Mr. Shih’s mother and spouse each requested compensatory damages of NT$0.3 million, and each of Mr. Shih’s three children requested for compensatory damages of NT$0.1 million. This lawsuit is pending trial before the Taiwan Tainan District Court.
On August 27, 2008, the Hsinchu District Prosecutors Office visited our offices in relation to an investigation related to our investment in ProMOS Technologies, or ProMOS. We have fully cooperated with the authorities in this investigation. As of December 31, 2008, the investigation has not been completed yet. We have also initiated an internal inquiry regarding this investment and as of the April 15, 2009, we did not find any evidence of inappropriate activities that violate any of the applicable regulations. However, because the matter is still pending, we cannot assure you of the outcome of the investigation by the Hsinchu District Prosecutors Office. See “Item 3. Key Information—D. Risk Factors—The Hsinchu District Prosecutors Office has opened an investigation related to our investment in ProMOS Technologies, and we cannot assure you of the outcome of this investigation.”
Dispute with LSI
Due to the recent merger between LSI and Agere Systems, Inc., we have, under the applicable Alternate Payment Provisions and Supplemental Licenses with effective date January 1, 2004, or APP, between us and Agere, exercised our option to terminate its payments under the APP. As a result, under the terms of the APP, the licenses granted to Agere and Lucent under our patents and the licenses granted to us under the semiconductor patents owned by Agere, Lucent Technologies and AT&T are terminated. In light of the merger, we believe we can secure more favorable terms than those afforded under the APP, and have entered negotiations with LSI/Agere toward that goal. Based on past experience and our patent portfolio, on April 1, 2009, we entered a negotiated solution which resolves all disputes between us and LSI/Agere without any material adverse effect on our operations or financial performance as a whole. Pursuant to this settlement, the currently pending proceedings will be terminated and/or dismissed with prejudice, including each of the following proceedings:
•	In April 2008, LSI filed a petition with the US International Trade Commission naming us and eighteen other companies as proposed respondents (including AMIC Technology, one of our customers). LSI’s petition is based on alleged infringement of US Patent Number 5,227,335, claiming certain methods for forming nitrided glue layers for tungsten processing in semiconductor fabrication. LSI’s petition seeks an order prohibiting import and/or sale of the accused devices in the US. Under established ITC practice, the ITC initiated an investigation on the petition.

•	On April 18 2008, LSI also filed a complaint in Federal District Court in the Eastern District of Texas, alleging an infringement of the same patent by the same parties. This complaint seeks an injunction or order prohibiting the alleged infringement along with a reasonable royalty, and other damages in a trebled amount on the basis of alleged willfulness. Based on our motion, this court case was stayed pending the outcome of the ITC matter.

•	On October 31, 2008, we filed a counter-suit against LSI in the Federal District Court in the Northern District of California alleging infringement of two our patents, US Patent Numbers 5,459,354 and 5,652,689. Our complaint seeks an injunction or order prohibiting the alleged infringement along with a reasonable royalty, and other damages, trebled on the basis of alleged willfulness.

•	On December 24, 2008, LSI filed its response to our complaint, denying infringement and alleging invalidity and unenforceability. In addition, LSI included counterclaims against us, alleging invalidity and unenforceability of our patents and further alleging infringement of four LSI US Patents, US Patent Numbers 5,149,672; 6,153,543; 5,599,739; and 5,693,561. LSI’s counterclaim seeks an order invalidating and/or rendering the our patents unenforceable, together with an injunction or order prohibiting the alleged infringement along with a reasonable royalty, and other damages, trebled on the basis of alleged willfulness. On January 15, 2009, LSI dismissed that counterclaim without prejudice, and reasserted the same claims in the same court against us and our US subsidiary.

•	On January 9, 2009, we filed a second complaint in the Federal District Court in the Northern District of California, alleging infringement by LSI and Agere of our US Patent Number 5,393,701. Our complaint seeks an injunction or order prohibiting the alleged infringement along with a reasonable royalty, and other damages, trebled on the basis of alleged willfulness.
We do not expect that these legal proceedings will have a material adverse effect on our operations or financial results as a whole. See “Item 3. Key Information—D. Risk Factors—Our inability to obtain, preserve and defend intellectual property rights could harm our competitive position.”
Risk Management
Risk and safety matters are administered by our Group Risk Management and Environmental Safety Health Division, or the GRM & ESH, established in 1998. We are pursuing the goal of a highly protected risk status in the semiconductor industry through the implementation of strict engineering safety procedures, regular enforcement of safety codes and standards, and compliance of detailed industry safety guidelines. Our initiatives include promoting a culture of safety within the organization and equipping each fab with Business Continuity Plan, or BCP, programs and BCP drills to lower the risk of business interruption. The professionally-trained full-time fire brigade is on duty 24-hours a day and armed with state-of-the-art fire fighting equipment to provide services for us as well as other companies in the region and is equipped with a self-developed mobile smoke discharging system in cleanrooms without dedicated smoke control systems. We have also adopted the Triple Star Audit Program of AIG Insurance, a global leader in risk management and insurance, since 1999. All fabs have been ranked as top-class following AIG’s risk evaluation and risk improvement recommendations. The audit program focuses on 20 items, including ten Physical Protection Elements and ten Human Elements. Our latest 12-inch fabs, Fab 12A and 12i, obtained triple-stars in all 20 elements in the very first Triple Star Audit.
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
C. Organizational Structure
The following list shows our corporate structure as of December 31, 2008:

		Percentage of
		Ownership as of
Company	Jurisdiction of Incorporation	December 31, 2008

UMC Group (USA)	California, USA	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
United Microelectronics Corp. (Samoa)	Samoa	100.00%
TLC Capital Co., Ltd	Taiwan, ROC	100.00%
UMCi Ltd.	Singapore	100.00%
Fortune Venture Capital Corp.	Taiwan, ROC	99.99%
United Microdisplay Optronics Corp.	Taiwan, ROC	89.99%
UMC Japan	Japan	52.64%
Unitruth Investment Corp.	Taiwan, ROC	99.99%
UMC Capital (USA)	California, USA	100.00%
ECP VITA Ltd.	British Virgin Islands	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
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
For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2008 have been translated into U.S. dollar amounts using US$1.00 = NT$32.76, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2008. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview
We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs. We manage our business and measure our results of operations based on a single industry segment.
Our production capacity has increased modestly in the last three years from approximately 382 thousand 8-inch wafer equivalents in December 2006, to approximately 397 thousand 8-inch wafer equivalents in December 2007, and to approximately 413 thousand 8-inch wafer equivalents in December 2008. The larger economies of scale when capacity utilization rate is high have better enabled us to reduce our per unit production cost, which improves margins. However, when capacity utilization rate is low, this increased capacity has led to higher per unit production cost and decreased margins.
Cyclicality of the Semiconductor Industry
As the semiconductor industry is highly cyclical, revenues varied significantly over this period. It can take several years to plan and construct a fab and bring it to operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs or acquiring existing fabs in response to anticipated demand growth for semiconductors. In addition, after commencement of commercial operations, fabs can increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent a proportional growth in demand, this increase in supply often results in semiconductor manufacturing overcapacity, which has led to a sharp decline in semiconductor prices and significant capacity under-utilization. Our average capacity utilization rate increased to 79.5% in 2006, increased to 81.9% in 2007 and decreased to 70.7% in 2008, primarily due to a general decline in the semiconductor industry as a result of the global economic recession and credit crisis since the second half of 2008. We believe that our results in 2006, 2007 and 2008 reflect the ongoing uncertainty in the global economy, conservative corporate information technology spending and low visibility with respect to end market demand.
Pricing
We price our products on either a per die or a per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we in general review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed, fluctuations in our products’ average selling prices historically have had a substantial impact on our margins. Our average selling price increased approximately 0.5% from 2007 to 2008, mainly due to our shift towards higher-priced product mix using more advanced technology.
We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to compete effectively with other leading foundries at a comparable price level.
Capacity Utilization Rates
Our operating results are characterized by relatively high fixed costs. In 2006, 2007 and 2008, approximately 69.5%, 64.8% and 68.1%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs. Our variable costs decreased in 2008 due to (i) a decrease in direct material costs from NT$8,803 million in 2007 to NT$5,985 million (US$183 million) in 2008 due to lower wafer-start quantities and (ii) a decrease in costs of spare parts from NT$10,720 million in 2007 to NT$8,892 million (US$271 million) in 2008 due to less wafer production.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate increased to 79.5% in 2006, increased to 81.9% in 2007 but decreased to 70.7% in 2008, primarily due to a general decline in the semiconductor industry as a result of the global economic recession and credit crisis since the second half of 2008. Utilization rates can also be affected by efficiency in production facility and product flow management. Other factors affecting utilization rates are the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply and fire or natural disaster.
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
Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We began our volume production with 90 nanometer and 65 nanometer technologies in 2004 and 2006, respectively. We expect to start 40-nanometer production in the first half of 2009. These types of technology migration require continuous capital and research and development investment. Because developing and acquiring advanced technologies involve substantial capital investment, we expect to continue to spend a substantial amount of capital on upgrading our technologies.
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

See “Item 4. Information on the Company—B. Business Overview—Our Investments” for a description of our investments.
Treasury Share Programs
We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. In 2006, 2007 and 2008, we purchased an aggregate of 1,400 million, nil and 200 million, respectively, of our shares under these plans. From February 16, 2006 to April 15, 2006, we purchased 1,000 million of our shares for cancellation. Of the repurchased shares, 1,000 million shares in aggregate were cancelled as of May 2006. In addition, we also purchased 400 million of our shares on the Taiwan Stock Exchange at an average price of NT$19.12 per share between May 23, 2006 and July 22, 2006 to transfer to employees. We had no buy back program in 2007. From August 28, 2008 to October 2, 2008, we purchased 200 million of our shares for cancellation. On December 16, 2008, the board of directors approved a resolution to repurchase up to 300 million of our shares on the Taiwan Stock Exchange at a price range between NT$5.12 and NT$11.52 between December 17, 2008 and February 16, 2009 to transfer to employees. Of the repurchased shares, 137 million and 97 million shares were purchased by our employees in November 2003 and December 2007, respectively; and 556 million shares in aggregate were cancelled as of December 31, 2008.
Critical Accounting Policies
General
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included in the annual report, which have been prepared in accordance with ROC GAAP. ROC GAAP varies in certain respects from US GAAP. These differences and their effects on our financial statements are described in Note 35 to our audited consolidated financial statements included elsewhere in this annual report. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis and base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
We believe the following critical accounting policies involve significant judgments and estimates used in the preparation of our consolidated financial statements.
Revenue Recognition
We recognize revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured. Most of our sales transactions have shipping terms of Free on Board, or FOB, or Free Carrier, or FCA, shipment in which title and the risk of loss or damage is transferred to the customer upon delivery of the product to a carrier approved by the customer.
Allowance for sales returns and discounts are estimated taking into consideration of customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectability. Such allowances are recorded in the same period in which sales are made. Shipping and handling costs are included in sales expenses.

Accounts Receivable and Allowance for Doubtful Accounts
The allowance for doubtful accounts is provided based on the evaluation of collectability and aging analysis of accounts and on management’s judgment. In circumstances where the ability of a specific customer to meet its financial obligations is in doubt, a specific allowance will be provided. Considerable judgment is required in assessing the ultimate realization of these receivables including the current credit worthiness and the past collection history of each customer. If the financial conditions of our customers were to worsen, additional allowances would be required. A deterioration of economic conditions either in the ROC or in other major overseas markets may contribute to the deterioration of financial conditions of our customers, resulting in an impairment of their ability to make payments.
The allowances for doubtful accounts accounted for 0.01% and 1.23% of our accounts receivables as of December 31, 2007 and 2008, respectively. According to our management’s judgment, we recorded more provisions for doubtful accounts based on a percentage of accounts receivables due from our customers. The increase of allowance in 2008 was primarily the result of the IC market moving slowly and the change in demand of consumer and computer products resulting from the financial crisis in the latter half of 2008.
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
On January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”, or FIN 48, for US GAAP accounting. As a result of the implementation of FIN 48, our uncertain tax positions are accounted for based on the two-step process prescribed in the interpretation. The first step is to evaluate the tax position for recognition by determining if it is more likely than not that the position will be sustained based on the technical merits. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Although FIN 48 provides further clarification of the accounting for uncertainty in income taxes recognized in the financial statements, significant management judgment must be made and used in connection with the recognition threshold and measurement attribute prescribed by FIN 48. Determination of our uncertain tax positions involves the legal and factual interpretation with respect to the application of relevant tax laws and regulations, along with our assessment of other factors including changes in facts or circumstances, changes in tax law, and/or effectively settled issues under audit. As mentioned above, the application of tax laws and regulations is inherently subject to legal and factual interpretation, judgment and uncertainty. In addition, tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the final settlement of these uncertain tax positions might be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

Long-lived Assets Impairment
Pursuant to ROC GAAP and US GAAP, we are required to review the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the long-lived assets might not be recoverable. Such review may include assessing whether there is a significant decrease in market values of long-lived assets or significant deterioration of market conditions to indicate the carrying value of such assets may not be recovered through future cash flows, any change in the use of long-lived assets to negatively affect their fair values, and any obsolescence issues that would lead to a lower fair value determination. If there is an indication that an asset might be impaired, we proceed with a further impairment test, which is performed for asset groups related to the lowest level of identifiable independent cash flows. Due to our asset usage model and the interchangeable nature of our semiconductor manufacturing capacity, we must make subjective judgments and estimates in determining the independent cash flows that can be related to specific asset groups, including the service potential of long-lived assets through its estimated useful life, cash-flow-generating capacity, physical output capacity, potential fluctuation of economic cycle in the semiconductor industry and our operating situation. Under ROC GAAP, we compare the carrying amount with the recoverable amount derived from discounted cash flow analysis to determine whether the asset is impaired and recognize impairment loss to the extent that its carrying amount exceeds its recoverable amount. If there is evidence that impairment losses recognized previously no longer exists, or has diminished, and the recoverable amount of the long-lived assets increases because of an increase in the asset’s estimated service potential, the amount of loss may be reversed to the extent that the resulting carrying value should not exceed the carrying value had no impairment loss been recognized in prior years. Under US GAAP, we compare the carrying amount with undiscounted cash flows to evaluate whether the asset is impaired and recognize an impairment loss equal to the excess of its carrying amount over its fair value derived from discounted cash flow analysis. Such impairment cannot be reversed. However, changes in the estimates of expected cash flows may result in impairment charges in the future.
Goodwill Impairment
Pursuant to ROC GAAP, and US GAAP goodwill is subject to impairment tests on an annual basis, or more frequently whenever events occur or circumstances change indicating that goodwill might be impaired. The assessment on impairment of goodwill is subject to significant judgment. Under ROC GAAP, such judgment includes identifying the cash generating unit, or CGU, making assumptions for discounted cash flow analysis to derive the fair value of the CGU and properly assigning relevant assets, liabilities and goodwill to the CGU. Under US GAAP, we are required to identify the reporting unit, use the appropriate stock price to derive the fair value of reporting unit, and assign the fair value of relevant assets and liabilities to the reporting unit. Ultimately, we compare the fair value of goodwill to its carrying value and determine the impairment loss, if any. If the relevant assumptions and estimates change in the future, they will impact our goodwill impairment test.
Pension
All of our regular employees were entitled to a defined benefit pension plan under the ROC Labor Standards Law, or Labor Standards Law, prior to July 1, 2005. Such pension plan was managed by an independently administered pension fund committee, and fund assets were deposited under the committee’s name at the Bank of Taiwan. On July 1, 2005, the ROC Labor Pension Act, or the Labor Pension Act, became effective, under which qualified employees may elect to apply the pension calculation either under the ROC Labor Standards Law or under the ROC Labor Pension Act in accordance with a new defined contribution plan. The employees that selected to apply the Labor Pension Act may have their seniority previously accrued under the Labor Standards Law retained.
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

Investments in Debt and Equity Securities
Under US GAAP and ROC GAAP, equity securities over which we exercise no significant influence or control and with readily determinable fair values and debt securities are to be classified as either trading, which are known as financial assets at fair value through profit or loss, or FVTPL, under ROC GAAP, available-for-sale or held-to-maturity securities. Debt securities that we have the intent and ability to hold to maturity are classified as held-to-maturity securities and reported at their amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses reported in other comprehensive income under shareholders’ equity. Unrealized losses that are deemed to be other than temporary are charged to earnings. For individual securities classified as either available-for-sale or held-to-maturity, we would determine whether a decline in fair value below cost is other than temporary pursuant to guidance provided by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, or SFAS 115, and FSP FAS No. 115-1/124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, or FSP FAS 115-1/124-1. We consider, among other factors, information concerning significant adverse changes in market conditions in which the investee operates and operating issues specific to the investee in determining whether a decline in value is temporary. In general, a decline in market value below cost for a continuous period of six months is considered to be other than temporary unless there is persuasive evidence to the contrary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value with a charge against earnings.
Derivative Instruments
Freestanding derivative instruments such as interest rate swap and forward contracts are fair valued at each reporting period end. The fair values of these instruments are determined using market established valuation techniques, which involve certain key inputs such as the expected interest forward rate, expected volatility in interest rates, spot exchange rate and swap point. Any change in such key inputs could materially impact the determination of fair value of these derivative instruments.
Employee Stock Options
Under ROC GAAP, for stock options granted before January 1, 2008, we apply the intrinsic value method to recognize the difference between the market price of the stock at grant date and the exercise price of the employee stock option as compensation expense. For stock options granted on or after January 1, 2008, we recognize compensation cost using the fair value method in accordance with ROC SFAS No. 39 “Accounting for Share-Based Payment”, or ROC SFAS 39. Under US GAAP, effective January 1, 2006, we adopted the modified prospective transition method provided by SFAS No. 123(R), “Share-Based Payment”, or SFAS 123(R), to account for its employee stock options. For equity-settled employee stock options, the corresponding increase in equity is measured at the fair value of the options. For cash-settled employee stock options, the corresponding liability incurred is measured at the fair value of the liability and such fair value is remeasured subsequently at each reporting date through the settlement date.
The Black-Scholes option-pricing model requires the use of input assumptions, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. We applied the historical realized volatility, which calculates volatility based on the historical stock price volatility over the time period equal to the expected term of the employee stock option, in estimating expected volatility because our shares have been publicly traded for a long time. For the options granted prior to 2008, we determined the expected term by using the simplified method in accordance with Staff Accounting Bulletin No. 107. The expected term is determined as the mid-point between the vesting period and the contractual term. On the other hand, we believed that historical pattern of dividend yield should be considered for estimating the expected dividend of the underlying employee stock options. SFAS 123(R) stated that for entities based in jurisdictions outside the United States, the risk-free interest rate is the implied yield of zero-coupon government bonds currently available in the market in which the shares are primarily traded. Hence, we use the average yield of Taiwan Government Bond with the remaining term similar to the expected option term as the risk-free interest rate. The estimates of option fair value are not expected to foresee future events or the values realized by employees who receive stock option at the end of plans. In addition, later events are not indicative of the rationality of the initial estimates of the fair value of options used by us.

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
Cost of Goods Sold
Our costs of goods sold consist principally of:
•	overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, supplies, utilities and royalties;

•	wafer costs;

•	direct labor costs; and

•	service charges paid to subcontractors for mask tooling, assembly and test services.
Our total depreciation expenses decreased from NT$44,301 million in 2006 to NT$37,830 million in 2007 and decreased to NT$37,197 million (US$1,135 million) in 2008.
Operating Expenses
Our operating expenses consist of the following:
•	Sales and marketing expenses. Sales and marketing expenses consist primarily of intellectual property development expenses, salaries and related personnel expenses, wafer sample expenses and related marketing expenses. Wafer samples are actual silicon samples of our customers’ early design ideas made with our most advanced processes and provided to those customers.

•	General and administrative expenses. General and administrative expenses consist primarily of salaries for our administrative, finance and human resource personnel, fees for professional services, and cost of computer and communication systems to support our operations.

•	Research and development expenses. Research and development expenses consist primarily of research testing related expenses, salaries and related personnel expenses and depreciation on the equipment used for our research and development.

Non-operating Income and Expenses
Our non-operating income principally consists of:
•	interest income, which has been primarily derived from time deposits;

•	investment income accounted for under the equity method, which has been primarily derived from the recognition of investee companies’ net income based on the percentage of their ownership we hold;

•	gain on disposal of investments, which has been primarily derived from our disposal of long-term investments accounted for under the equity method, available-for-sale financial assets and financial assets measured at cost;

•	dividend income, which has been primarily derived from the financial instruments of financial assets at fair value through profit or loss, available-for-sale financial assets and financial assets measured at cost; and

•	other income, which has been primarily derived from our branch’s grant income received from the government in Singapore.
Our non-operating expenses principally consist of:
•	loss on valuation of financial assets and liabilities, which have been primarily derived from disposal of and changes in the values of financial assets and liabilities classified as FVTPL according to ROC SFAS No. 34 “Financial Instruments: Recognition and Measurement”, or ROC SFAS 34;

•	investment loss accounted for under the equity method, which has been primarily derived from the recognition of investee companies’ net loss based on the percentage of their ownership we hold;

•	impairment loss, which have been primarily derived from the loss recognized in our long-term investments and goodwill; and

•	loss on decline in market value and obsolescence of inventories, which have been primarily derived from an allowance for loss on decline in market value or obsolescence of inventories.
Taxation
Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of four or five years following each such capital increase. This tax exemption resulted in tax savings of approximately NT$176 million, NT$939 million and NT$472 million (US$14 million) in 2006, 2007 and 2008, respectively. Our current tax rate is 25%, the same rate applicable to companies outside the Hsinchu Science Park.
We also benefit from other tax incentives generally available to technology companies in Taiwan, including tax credits applicable against corporate income tax that range from 30% to 50% of the amount of certain research and development and employee training expenses and 5% to 20% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately nil, NT$1,072 million and NT$609 million (US$19 million) in 2006, 2007 and 2008, respectively.
After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$3,261 million, NT$2,810 million and NT$997 million (US$30 million) of tax expense in 2006, 2007 and 2008, respectively.

In 1997, the ROC Income Tax Law was amended to integrate corporate income tax and shareholder dividend tax to eliminate the double taxation effect for resident shareholders of Taiwan companies. Under the amendment, all retained earnings generated from January 1, 1998 and not distributed to shareholders as dividends in the following year will be assessed a 10% retained earnings tax. See “Item 10. Additional Information—E. ROC Tax Considerations—Dividends”. As a result, if we do not distribute all of our annual retained earnings generated beginning January 1, 1998 as either cash and/or stock dividends in the following year, these earnings will be subject to the 10% retained earnings tax. In addition, the ROC government enacted the ROC Income Basic Tax Act, also known as the “Minimum Income Tax Statute”, or the Statute, which became effective on January 1, 2006 and imposes an alternative minimum tax, or AMT. The AMT imposed under the Statute is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the Statute. In accordance with the Statute, a company will be subject to a 10% AMT if its annual taxable income under the Statute exceeds NT$2 million.
Comparisons of Results of Operations
The following table sets forth some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Year Ended December 31,
	2006	2007	2008
Net operating revenues	100.0%	100.0%	100.0%
Cost of goods sold	(80.9)	(79.2)	(83.8)

Gross profit	19.1	20.8	16.2
Operating expenses:
Sales and marketing	(3.0)	(3.6)	(3.6)
General and administrative	(3.1)	(3.3)	(3.1)
Research and development	(8.4)	(8.5)	(8.6)

Operating income	4.6	5.4	0.9
Net non-operating income (loss)	28.1	12.0	(23.6)

Income (Loss) before income tax and minority interest	32.7	17.4	(22.7)
Income tax expense	(2.9)	(2.5)	(1.0)

Cumulative effect of changes in accounting principles (the net amount after deducted tax expense)	(1.1)	—	—
Minority interest loss	0.4	0.1	0.7

Net income (loss)	29.1	15.0	(23.0)

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Net operating revenues. Net operating revenues decreased by 14.6% from NT$113,311 million in 2007 to NT$96,814 million (US$2,955 million) in 2008, largely attributable to a decrease in customer demand, which resulted in a 11.7% decrease in wafers sold, from 3,745 thousand wafers in 2007 to 3,308 thousand wafers in 2008.
Cost of goods sold. Cost of goods sold decreased by 9.6% from NT$89,768 million in 2007 to NT$81,129 million (US$2,476 million) in 2008. Our capacity utilization rate decreased from 81.9% in 2007 to 70.7% in 2008.
Gross profit and gross margin. Our gross margin fluctuation depends on the level of manufacturing capacity, wafer shipments and product mix. Gross margin rate decreased from 20.8% in 2007 to 16.2% in 2008, which was primarily driven by lower capacity utilization in 2008. As our utilization rates decreased, our costs were allocated over a smaller number of units, which led to higher unit costs.

Operating income and operating margin. Operating income decreased substantially from NT$6,119 million in 2007 to NT$872 million (US$27million) in 2008. Our operating margin rate decreased from 5.4% in 2007 to 0.9% in 2008. The decrease in operating margin is largely due to a decrease in gross margin.
Sales and marketing expenses. Our sales and marketing expenses decreased by 14.4% from NT$4,069 million in 2007 to NT$3,483 million (US$106 million) in 2008. The decrease in sales and marketing expenses was mainly due to decreases in sample and mask expenses for sales promotion. Our sales and marketing expenses as a percentage of our net operating revenues remained at 3.6% in both 2007 and 2008.
General and administrative expenses. Our general and administrative expenses decreased by 18.0% from NT$3,724 million in 2007 to NT$3,055 million (US$93 million) in 2008. The decrease in general and administrative expenses was primarily due to decreases in personnel related expenses as a result of decreases in headcounts and salaries in 2008. Our general and administrative expenses as a percentage of our net operating revenues decreased from 3.3% in 2007 to 3.2% in 2008.
Research and development expenses. Our research and development expenses decreased by 14.1% from NT$9,631 million in 2007 to NT$ 8,274 million (US$253 million) in 2008. The decrease in research and development expenses resulted primarily from the reduction of our development of 65-nanometer process technologies. Our research and development expenses as a percentage of our net operating revenues increased from 8.5% in 2007 to 8.6% in 2008.
Net non-operating income (loss). Net non-operating income substantially decreased by 268.7% from income of NT$13,551 million in 2007 to loss of NT$(22,858) million (US$(698) million) in 2008 mainly due to the impairment loss and investment loss accounted for under the equity method. Impairment loss increased from NT$576 million in 2007 to NT$13,180 million (US$402 million) in 2008. Results for investments accounted for under the equity method decreased from a gain of NT$626 million in 2007 to a loss of NT$10,465 million (US$319 million) in 2008.
Net income (loss). Due to the factors described above, we recognized a net loss of NT$(22,320) million (US$(681) million) in 2008, compared to a net income of $16,962 million in 2007.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
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
Gross profit and gross margin. Our gross margin fluctuation depends on the level of manufacturing capacity, wafer shipments and product mix. Gross margin rate increased from 19.1% in 2006 to 20.8% in 2007, which was primarily driven by higher capacity utilization in 2007. As our utilization rates increased, our costs were allocated over a larger number of units, which led to lower unit costs.
Operating income and operating margin. Operating income increased substantially from NT$5,159 million in 2006 to NT$6,119 million in 2007. Our operating margin rate increased from 4.6% in 2006 to 5.4% in 2007. The increase in operating margin is largely due to an increase in gross margin.
Sales and marketing expenses. Our sales and marketing expenses increased by 20.9% from NT$3,366 million in 2006 to NT$4,069 million in 2007. The increase in sales and marketing expenses was mainly due to increases in sample and mask expenses for sales promotion. Our sales and marketing expenses as a percentage of our net operating revenues increased from 3.0% in 2006 to 3.6% in 2007.

General and administrative expenses. Our general and administrative expenses increased by 8.8% from NT$3,422 million in 2006 to NT$3,724 million in 2007. The increase in general and administrative expenses was primarily due to increases in personnel related expenses as a result of increases in headcounts and salaries in 2007. Our general and administrative expenses as a percentage of our net operating revenues increased from 3.1% in 2006 to 3.3% in 2007.
Research and development expenses. Our research and development expenses increased by 2.3% from NT$9,419 million in 2006 to NT$9,631 million in 2007. The increase in research and development expenses resulted primarily from our continued development of 90-nanometer and 65-nanometer process technologies. Our research and development expenses as a percentage of our net operating revenues increased from 8.4% in 2006 to 8.5% in 2007.
Net non-operating income. Net non-operating income substantially decreased by 56.9% from NT$31,428 million in 2006 to NT$13,551 million in 2007 mainly due to the decrease in gain on disposal of investments. Gain on disposal of investments decreased from NT$28,651 million in 2006 to NT$12,041 million in 2007. Our gain on disposal of investment in 2006 consists of NT$13,152 million which we recognized from our disposal of investment in Hsun Chieh in that year.
Net income. Due to the factors described above, we earned a net income of NT$16,962 million in 2007, compared to a net income of NT$32,619 million in 2006.
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
We have financed our capital expenditure requirements in recent years with cash flows from operations as well as from bank borrowings, the issuance of bonds and equity-linked securities denominated in NT dollars and U.S. dollars. We incurred capital expenditures of NT$33,240 million, NT$28,299 million and NT$11,515 million (US$351 million) in 2006, 2007 and 2008, respectively, requiring a significant amount of funding from financing activities. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows. Cash flows significantly exceed operating income, reflecting the significant non-cash depreciation expense. We generated cash flows from operations of NT$47,124 million, NT$48,124 million and NT$45,251 million (US$1,381 million) in 2006, 2007 and 2008, respectively.
As of December 31, 2008, we had NT$48,567 million (US$1,483 million) of cash and cash equivalents and NT$1,741 million (US$53 million) of FVTPL, current.
We believe that our working capital, cash flow from operations and unused lines of credit are sufficient for our present requirements.
Operating Activities
Our operating activities generated cash of NT$45,251 million (US$1,381 million) in 2008. Cash generated from our operating activities for 2008 significantly exceeded net income due to the add-back of non-cash items, such as depreciation and amortization in the amount of NT$38,512 million (US$1,176 million).

Investment Activities
Net cash used in our investment activities was NT$11,423 million (US$349 million) in 2008. In 2008, we used cash of NT$11,515 million (US$351 million) to purchase equipment primarily used at our fabs. This was offset by the net cash provided by acquisition and disposal of available-for-sale financial assets in the amount of NT$3,616 million (US$110 million).
Financing Activities
Net cash used in our financing activities was NT$34,380 million (US$1,049 million) in 2008. We repaid long-term loans and bonds of NT$22,717 million (US$693 million) in cash, and also raised long-term loans of NT$700 million (US$21 million) in 2008.
We had NT$133 million (US$4 million) outstanding short-term loans as of December 31, 2008. We had total availability under existing short-term lines of credit, which can be drawn in NT dollars, U.S. dollars, Japanese Yen, Singapore dollars and/or Euros at our discretion, of NT$12,411 million (US$379 million) as of December 31, 2008.
We had bonds payable of NT$7,497 million (US$229 million) in the aggregate as of December 31, 2008.
As of December 31, 2008, our outstanding long-term debts primarily consisted of:
•	NT$7.5 billion seven-year unsecured domestic bonds with interest rates of 4.3% minus 12-month U.S. dollar LIBOR but at the minimum of 0%; and

•	NT$200 million unsecured long-term bank loans due by 2011 and NT$500 million secured long-term bank loans due by 2013. The interest rates of our long-term bank loans range from 1.815% to 2.610%.
As of December 31, 2008, the current portion of bonds due within one year was nil, and the current portion of long-term bank loan due within one year was NT$67 million (US$2 million).
Capital Expenditures
We have entered into several construction contracts for the expansion of our factory space. As of December 31, 2008, these construction contracts amounted to NT$2,866 million (US$87 million) with an unaccrued portion of the contracts of NT$526 million (US$16 million).
In 2008, we spent approximately NT$11,515 million (US$351 million) primarily to purchase 8-inch and 12-inch wafer-processing equipment and other equipment for research and development and production purposes. Our initial budget for purchases of semiconductor manufacturing equipment for 2009 is not expected to exceed US$400 million. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook.
We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure requirements at least through the end of 2009. We also expect to fund a portion of our capital requirements in 2009 through the cash provided by operating activities. Due to rapid changes in technology in the semiconductor industry, however, we have frequent demand for investment in new manufacturing technologies. We cannot assure you that we will be able to raise additional capital, should that become necessary, on terms acceptable to us, or at all. If financing is not available on terms acceptable to us, management intends to reduce expenditures so as to delay the need for additional financing. To the extent that we do not generate sufficient cash flows from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings to finance our working capital needs or our future expansion plans. The sale of additional equity or equity-linked securities may result in additional dilution to our shareholders. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our products and change in our product mix, which in turn may be adversely affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the average selling prices of our products. The average selling prices of our products have been subjected to downward pressure in the past and are reasonably likely to be subject to further downward pressure in the future. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

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
US GAAP Reconciliation
Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain significant respects from US GAAP. Such differences include methods for measuring the amounts shown in the financial statements and additional disclosures required by US GAAP. Note 35 to our audited financial statements, included in this annual report, provides a discussion and quantification of the differences between ROC GAAP and US GAAP as they related to us. We provide a summary of material differences included therein below.
The following table sets forth a comparison of our net income and shareholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated.

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in millions)
Net income (loss)
Net income (loss), ROC GAAP	32,619	16,962	(22,320)	(681)
US GAAP adjustments
Compensation	(2,106)	(2,648)	(1,925)	(59)
Equity investees	(56)	(4)	(80)	(2)
Investment in debt and equity securities	1,037	319	1,486	45
Exchangeable bond liabilities	199	—	—	—
Goodwill	—	(23,761)	(14,571)	(445)
Treasury stock and related disposal	(10,842)	(132)	8,817	269
Derivative instruments	1,126	—	—	—
Inventory	—	—	(362)	(11)
Income tax effect	(180)	—	—	—

Net income (loss), US GAAP	21,797	(9,264)	(28,955)	(884)

Shareholders’ equity
Shareholders’ equity, ROC GAAP	291,165	236,467	184,676	5,637
Compensation	(685)	(513)	63	2
Equity investees	22	(498)	(78)	(2)
Investment in debt and equity securities	353	236	—	—
Goodwill	37,948	14,187	(8)	(1)
Treasury stock and related disposal	(4,476)	(3,104)	(1,196)	(36)
Pension	(165)	527	934	28
Inventory	—	—	(362)	(11)

Shareholders’ equity, US GAAP	324,162	247,302	184,029	5,617

Note.	Refer to Note 35 to our audited financial statements included elsewhere in this annual report.

Differences between ROC GAAP and US GAAP that have a material effect on our net income and shareholders’ equity under ROC GAAP include compensation expenses, investments in debt and equity securities, goodwill, treasury stock and related disposal, inventory and pension.
Compensation Expenses
Pursuant to our articles of incorporation, we are required, under certain circumstances, to distribute a certain percentage of unappropriated earnings as employee bonus and remuneration to directors and supervisors. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Remuneration to directors and supervisors is settled in cash. Our articles of incorporation effective since 2005 specifies that employee bonus can be settled in cash or shares or a combination of both. Under ROC GAAP, the distribution of employee bonus and remuneration to directors and supervisors relating to periods prior to January 1, 2008 are treated as appropriation of retained earnings, and we are not required to charge, and have not charged, them to earnings. Employee bonus and remuneration to directors and supervisors relating to the year beginning January 1, 2008 are charged to compensation expense in accordance with ARDF Interpretation No. 96-052. The employee bonus is initially accrued at the year-end based on management’s estimate with adjustment in the subsequent year after shareholders’ approval. Under US GAAP, the bonus and remuneration are treated as compensation expenses. The minimum employee bonus is initially accrued as at the year-end based on the terms of the AOI, with adjustment in the subsequent year after shareholders’ approval. Compensation expense relating to stock bonus is determined based on the fair market value of our common stock on the grant date.
Under ROC GAAP, we apply the intrinsic value method to recognize compensation cost for employee stock options granted before January 1, 2008. For stock options granted on or after January 1, 2008, we adopted ROC SFAS 39 to recognize compensation cost using the fair value method. Under US GAAP, effective January 1, 2006, we adopted the modified prospective transition method provided by SFAS 123(R). For equity-settled employee stock options, the corresponding increase in equity is measured at the grant date fair value. For cash-settled employee stock options, the corresponding liability incurred is measured at the fair value on the cash-settlement date, and is remeasured at each reporting date through the settlement date.
Investments in Debt and Equity Securities
Under ROC GAAP, investment in restricted stock, for which sale is restricted by governmental or contractual requirement is accounted for as an available-for-sale security or a cost method investment. Under US GAAP, however, the restricted investment which does not meet the definition of an equity security with readily determinable fair value is accounted for as a cost method investment. These restricted investments are reclassified as available-for-sale securities when the period of restriction terminates within one year from the reporting date.
When we lose our significant influence on an investment accounted for under the equity method and reclassifies it as an available-for-sale security, the proportionate share of an investee’s equity adjustments for other comprehensive income should remain as a part of the carrying amount of the investment under ROC GAAP and the dividends received from the available-for-sale security which were declared from pre-acquisition profits are deducted from the cost of the security. Under US GAAP, the proportionate share of an investee’s equity adjustments for other comprehensive income should be offset against the carrying amount of the investment at the time significant influence is lost, and the dividends received from the available-for-sale security are accounted for as dividend income.
Goodwill
Under ROC GAAP, the fair value of the net assets received is deemed to be the value of the consideration for the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits in January 2000. The acquisition cost of SiSMC was determined using the market price of the shares exchanged by us. Under US GAAP, EITF No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”, or EITF 99-12, requires that the securities exchanged should be valued based on the market prices a few days before and after the date when the terms of the acquisition are agreed to and announced. The acquisition was accounted for using the purchase method of accounting and the purchase price was determined by the market value of the shares exchanged. The difference between the fair value of the shares exchanged and the fair value of the net assets acquired created goodwill.

Goodwill is subject to an annual impairment test or more frequently whenever events and circumstances change indicating the goodwill may be impaired. Under ROC GAAP, our assessment includes identifying the goodwill-allocated cash generating unit, or CGU, determining the recoverable amount of CGU by using cash flow analysis, and ultimately comparing the recoverable amount with the carrying amount of CGU including goodwill. If CGU’s carrying amount is greater than its recoverable amount, an impairment loss is recognized and the written-down of goodwill cannot be reversed. Under US GAAP, we have identified only one reporting unit, whose fair value is best determined by its quoted market prices on the New York Stock Exchange for our ADS securities and on the Taiwan Stock Exchange for our common stock. The fair value of the reporting unit is allocated to relevant individual asset and liability to determine the fair value of the goodwill assigned to the reporting unit. If the carrying value of the goodwill is greater than its fair value, we write down the goodwill and recognize the impairment loss. Such write-down cannot be reversed. Pursuant to the impairment test noted above, the derived fair values of our goodwill were below its carrying values as of December 31, 2007. As such, we recognized a goodwill impairment charge of NT$23,761 million for the years ended December 31, 2007 based on our best estimates, as we were still in the process of valuing its assets and liabilities by the issuance of the December 31, 2007 financial statements. The hypothetical purchase price allocation was completed in 2008, which resulted in a complete write-off of its goodwill balance of NT$18,062 million. Therefore, the adjustments to the 2007 estimate are recorded in 2008 based on the completion of the final evaluation of the impairment loss in the current year. Since substantially all of the goodwill for both ROC GAAP and US GAAP purposes was written off during 2008, there will be no difference going forward.
Treasury stock and related disposal
Some of our subsidiaries and equity method investees also hold our shares as investments. Under ROC GAAP, reciprocal shareholdings held by subsidiaries, but not equity investees, are recorded as treasury stocks on our books. Under US GAAP, however, reciprocal shareholdings, whether being held by subsidiaries or equity investees, are recorded as treasury stocks on our books. Accordingly, we recognized treasury stocks for reciprocal shareholdings held by equity-method investees and eliminated the related unrealized gain (loss) or investment gain (loss) as they are accounted for as treasury stock under US GAAP.
Pension
Under ROC GAAP, a minimum pension liability should be measured as the excess of accumulated benefit obligation over the fair value of the plan assets and allowed the unrecognized items, including prior service costs and credits, gains or losses and transition obligations and assets to be reported in disclosure shown as a plan’s funded status. Under US GAAP, SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, or SFAS 158, effective from the year ended December 31, 2006, replaced the requirement to report a minimum pension liability and required an employer to recognize an asset for a plan’s overfunded status or a liability for a plan’s underfunded status with an offsetting adjustment to accumulated other comprehensive income, or AOCI.
Inventory
Under US GAAP, the allocation of fixed production overhead to inventory is based on the normal capacity of the production facilities. Unallocated overheads are recognized as an expense in the period in which they are incurred. Other items such as abnormal freight, handling costs and amounts of wasted materials are treated as current period charges rather than as a portion of the inventory cost pursuant to SFAS No. 151, “Inventory Costs”, or SFAS 151. ROC GAAP does not provide definite guidance for such abnormal items and the use of normal capacity is not mandatory before the adoption of ROC SFAS No. 10, “Accounting for Inventory”, or ROC SFAS 10, on January 1, 2009.
Recent Accounting Pronouncements
In November 2007, the Accounting Research and Development Foundation in Taiwan issued ROC SFAS 10 which provides guidance on initial recognition, measurement, presentation and disclosure of inventory. Last-In-First-Out is not permitted. Idle facility expense and wasted material (spoilage) shall be recognized as current-period charges. The allocation of fixed production overheads to the costs of conversion shall be based on the normal capacity of the production facilities. Inventories are carried at the lower of cost and net realizable value. The rule of cost or net realizable value, whichever is lower, should be applied directly to each item, not to the total of the inventory. The standard is effective from January 1, 2009. Upon adopting ROC SFAS 10, we will change our accounting treatment of inventory after January 1, 2009.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations”, or SFAS 141(R). SFAS 141(R) will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Some of the changes, such as the accounting for contingent consideration, will introduce more volatility into earnings, and may impact a company’s acquisition strategy. SFAS 141(R) is effective for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). The impact that adoption of SFAS 141(R) will have on our financial position and results of operation will depend on the specific terms of any applicable future business combinations.
In December 2007, FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”, or SFAS 160, which amends ARB No. 51. SFAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. It also requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. SFAS 160 is effective for both public and private companies for fiscal years beginning on or after December 15, 2008, early adoption is prohibited. Our accounting treatment of noncontrolling interests will change prospectively upon the adoption of SFAS 160.
In February 2008, FASB issued FASB Staff Position No. 157-2, or FSP FAS 157-2, to delay the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We do not expect this statement to have a material impact on our consolidated financial statements.
In March 2008, FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”, or SFAS 161. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This standard is not expected to have a material impact on our future consolidated financial statements.
C. Research, Development, Patents and Licenses, Etc.
The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$9,419 million, NT$9,631 million and NT$8,274 million (US$253 million) in 2006, 2007 and 2008, respectively, in research and development, which represented 8.4%, 8.5% and 8.6%, respectively, of net operating revenues for such years. We believe that our continuous spending on research and development will help us maintain our position as a technological leader in the foundry industry. As of March 31, 2009, we employed 956 professionals in our research and development division.
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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2008.

	Payments Due by Period
		Less than 1
	Total	Year	1-3 Years	4-5 Years	After 5 Years
	(consolidated) (in NT$ millions)
Long-term debt(1)
Unsecured bonds	7,500	—	7,500	—	—
Long-term loans	700	67	342	291	—
Capital lease obligations(2)	—	—	—	—	—
Operating leases obligations(3)	3,158	338	626	477	1,717
Purchase obligations(4)	3,368	—	3,368	—	—
Other long-term obligations(5)	3,305	2,729	576	—	—
Total contractual cash obligations	18,031	3,134	12,412	768	1,717

(1)	Assuming the convertible bonds are paid off upon maturity.

(2)	Represents our obligations to make lease payments for equipment.

(3)	Represents our obligations to make lease payments to use machineries, equipments and land on which our fabs are located, primarily in the Hsinchu Science Park and the Tainan Science Park in Taiwan and, Pasir Ris Wafer Fab Park in Singapore, and UMCJ.

(4)	Represents commitments for construction and purchase of raw materials. These commitments are not recorded on our balance sheet as of December 31, 2008.

(5)	Represents intellectual properties and royalties payable under our technology license agreements. The amounts of payments due under these agreements are determined based on fixed contract amounts.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors, Supervisors and Senior Management
The following table sets forth the name, age, position, tenure and biography of each of our directors, supervisors and executive as of March 31, 2009. There is no family relationship among any of these persons.
In the shareholders’ meeting held on June 12, 2006, our shareholders elected five new directors, Fu-Tai Liou, Shih-Wei Sun, Stan Hung, Chung-Laung Liu and Chun-Yen Chang, and two new supervisors, Ta-Sing Wang and Ting-Yu Lin. The newly elected directors and supervisors took their offices on June 12, 2006. Wen-Yang Chen was appointed as a representative of Hsun Chieh Investment Co. to replace Peter Chang on October 1, 2007. Chitung Liu was appointed as a representative of Silicon Integrated Systems Corp. to replace Stan Hung on December 21, 2007. Stan Hung, Henry Liu and Po-Wen Yen were appointed as representatives of Hsun Chieh Investment Co. to replace Jackson Hu, Ching-Chang Wen and Fu-Tai Liu, respectively, on July 16, 2008. The business address of our directors, supervisors and executive officers is the same as our registered address.

Name	Age	Position	Years with Us
Stan Hung(1)	48	Chairman and Director (Representative of Hsun Chieh Investment Co.)	17
Shih-Wei Sun(2)	51	Director (Representative of Silicon Integrated Systems Corp.) and Chief Executive Officer	14
Henry Liu(3)	58	Director (Representative of Hsun Chieh Investment Co.)	27
Wen-Yang Chen(4)	56	Director (Representative of Hsun Chieh Investment Co.) and Senior Vice President	29
Po-Wen Yen(5)	52	Director (Representative of Hsun Chieh Investment Co.)	22
Chitung Liu(6)	43	Director (Representative of Silicon Integrated Systems Corp.) and Chief Financial Officer	8
Paul S.C. Hsu(7)	73	Independent Director	5
Chung-Laung Liu(7)	75	Independent Director	3
Chun-Yen Chang(7)	72	Independent Director	3
Tzyy-Jang Tseng	59	Supervisor (Representative of Hsun Chieh Investment Co., Ltd.)	8
Ta-Hsing Wang	36	Supervisor (Representative of Silicon Integrated Systems Corp.)	3
Ting-Yu Lin	48	Supervisor	3

(1)	Stan Hung is a representative of Hsun Chieh Investment Co. after the board of directors’ meeting on July 16, 2008.

(2)	Shih-Wei Sun is a representative of Silicon Integrated Systems Corp. after the shareholders’ meeting on June 12, 2006.

(3)	Henry Liu is a representative of Hsun Chieh Investment Co. after the board of directors’ meeting on July 16, 2008.

(4)	Wen-Yang Chen was appointed as a representative of Hsun Chieh Investment Co. on October 1, 2007.

(5)	Po-Wen Yen was appointed as a representative of Hsun Chieh Investment Co. after the board of directors’ meeting on July 16, 2008.

(6)	Chitung Liu was appointed as a representative of Silicon Integrated Systems Corp. on December 21, 2007.

(7)	Member of the Audit Committee.
Stan Hung is a director and the Chairman of our company. He is a representative of Hsun Chieh Investment Corporation. Mr. Hung was our CFO & Senior Vice President from 2000 to 2007. He was also the Chairman of Epitech Technology Corporation in 2007 and ITE Technology Corporation for a portion of 2008, respectively. Prior to joining United Microelectronics Corporation in 1991, Mr. Hung was a financial manager at Optoelectronics Corporation. He is also the Chairman of Fortune Venture Capital Corporation, TLC Capital Co., Nexpower Technology Corporation, and a Director of Epistar Corporation. Mr. Hung received a bachelor’s degree in accounting from Tam Kang University in 1982.
Shih-Wei Sun is a director and the Chief Executive Officer of our company and is in charge of our 12-inch operations and business. Dr. Sun is a representative of Silicon Integrated Systems Corp. Dr. Sun joined us in 1995 and has been responsible for the operation of our Fabs 6A, 8A, 8D and 12A, along with Central Research & Development. Prior to joining us, Dr. Sun worked for Motorola in the Advanced Products Research and Development Laboratory for ten years. Dr. Sun holds a Ph.D. degree in electronics materials from Northwestern University in 1986.

Henry Liu is a director of our company and responsible for our global 12-inch business. Prior to joining us, he was part of ITRI/ERSO’s project team and was trained at RCA USA for Bipolar circuit testing, and later became director of project testing at ERSO. Mr. Liu joined us in 1982 and served as director of Application Engineering and Sales. He also served as vice president of our subsidiary, UMCJ, in 1999 and president of our subsidiary, UMC USA, in 2002. Mr. Liu is the holder of multiple domestic and international patents. Henry Liu received a bachelor’s degree in electrical engineering from National Taiwan University of Science and Technology.
Wen-Yang Chen is a director of our company and currently serves as our senior vice president responsible for 8-inch (including 6-inch) operations. Prior to us, Mr. Chen worked for companies including Digital Equipment Corporation and Vishay. Mr. Chen joined us in 1980 and is responsible for the operation of our 6A, 8A, 8E, 8D and
8F Fabs, specializing in development and integration of semiconductor processes and factory management. Mr. Chen received Award of the Excellent Engineers from Chinese Institute of Engineers in 1994 and Manager Excellence Award in 2002.
Po-Wen Yen is a director of our company and currently serves as our senior vice president responsible for 12-inch operations. Mr. Yen joined us in 1986 and was responsible for the operation of Fabs 8A and 8C. He also served as the vice president for UMC-SG, our 300mm operation in Singapore. In 2003, Mr. Yen received the National Manager Excellence Award from Chinese Professional Management Association. Mr. Yen earned a bachelor’s degree in Chemical Engineering from National Tsing Hua University and his master’s degree in chemical engineering from National Taiwan University.
Chitung Liu is a director and the Chief Financial Officer of our company. Prior to joining our company in 2001, Mr. Liu was a managing director of UBS. Mr. Liu is also a director of Novatek Microelectronics Corp. and Fortune Venture Capital Corporation, and a supervisor of UMC Japan, TLC Capital Co., Ltd. and Nexpower Technology Corp. Mr. Liu is currently an executive MBA candidate at National Taiwan University.
Paul S.C. Hsu is a director of our company. Professor Hsu is Far East Group Chair Professor of Management, Yuan-Ze University, Taiwan, and the Chairman of Taiwan Assessment and Evaluation Association. Professor Hsu is an independent director of Faraday Technology Corporation and Taiwan Chi Cheng Enterprise Co. and a supervisor of Far Eastern International Bank. Professor Hsu received a Ph.D. degree in business administration from The University of Michigan in 1974.
Chung-Laung Liu is a director of our company. Professor Liu is the William M.W. Mong Honorary Chair Professor of National Tsing Hua University, Taiwan. Professor Liu is also the Chairman of Dramexchange Corporation, a supervisor of MediaTek Incorporation and Andes Technology Corporation, an independent director of Mototech Technology Corporation, and Anpec Electronics Corporation, a director of Macronix International Co., Ltd. and Cadence Methodology Service Company. Professor Liu received a doctorate degree in science from Massachusetts Institute of Technology in 1962.
Chun-Yen Chang is a director of our company. Professor Chang is an academician of Academia Sinica and a chair professor and president of National Chiao Tung University, Taiwan. Professor Chang is also an independent director of Himax Technologies, Inc. Professor Chang received a Ph.D. degree in electrical engineering from National Chiao Tung University in 1970.
Tzyy Jang Tseng is a supervisor of our company. Mr. Tseng is a representative of Hsun Chieh Investment Co. Mr. Tseng received a master’s degree in physics from the National Tsing Hua University of Taiwan. Mr. Tseng is also the chairman of Unimicron Technology and Subtron Technology Co., Ltd., and a supervisor of Fortune Venture Capital Corporation and a director of Harvatek Corp.
Ta-Hsing Wang is a supervisor of our company and a representative of Silicon Integrated System Corp. Mr. Wang is also a director of Pacific Online Limited. Mr. Wang received his MBA degree from Columbia University.
Ting-Yu Lin is a supervisor of our company. Mr. Lin is also the chairman of Sunrox International Inc. Mr. Lin received a master’s degree in international finance from Meiji University in 1993.

B. Compensation
The aggregate compensation paid and benefits in kind granted to our directors and supervisors in 2008 were approximately NT$2.5 million (US$77 thousand). The remuneration was out of our 2006 earnings distribution plan, and the distributing percentage for directors and supervisors is 0.1%, See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Some of the remuneration was paid to the legal entities which some of our directors or supervisors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2008 were approximately NT$168 million (US$5 million). We did not pay any bonuses to our executive officers in 2008. Certain of our directors who also served as executive officers held stock options to purchase 2.4 million shares as of March 31, 2009.
C. Board Practices
All of our directors and supervisors were elected in June 2006 for a term of three years. Neither we nor any of our subsidiaries has entered into a contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.
Our board of directors established an audit committee in March 2005. The audit committee was appointed by the board of directors and consisted of Jack K.C. Wang, Mao-Chung Lin, and Paul S.C. Hsu from March 2005 to June 2006. After the re-election of directors in the shareholders’ meeting on June 12, 2006, our board of directors appointed Chung-Laung Liu, Chun-Yen Chang and Paul S.C. Hsu to be the members of the audit committee. Each audit committee member is an independent director who is financially literate with accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Pursuant to an audit committee charter, the audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our internal audit function and independent auditors, and overseeing the accounting policies and financial reporting and disclosure practices of our company. The audit committee also has the authority to engage special legal, accounting or other consultants it deems necessary in the performance of its duties.
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
D. Employees
As of March 31, 2009, we had 11,619 employees, which included 6,354 engineers, 4,773 technicians and 492 clerical workers performing administrative functions at our plants in Taiwan. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
Employees	2006	2007	2008
Engineers	6,774	7,046	6,461
Technicians	5,881	6,067	4,734
Administrative Staff	610	607	509
Total	13,265	13,720	11,704
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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. The amount allocated for employees in 2008 in relation to retained earnings in 2007 totaled NT$1,433 million (US$44 million), which includes cash of NT$287 million and stock of NT$1,146 million. On March 18, 2009, the Board has proposed no employee bonus in 2009. The proposal will be submitted for approval in annual ordinary shareholders’ meeting on June 10, 2009. The number of shares issued as employee share bonus is calculated by valuing the shares at their par value, or NT$10 per share, rather than their fair market value. Accordingly, the value of the shares received by employees is significantly more than the cash amount employees would receive if all of the employee share bonus were paid in cash. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—US GAAP Reconciliation”.
Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.
E. Share Ownership
As of March 31, 2009, each of our directors, supervisors and executive officers held shares and/or ADSs of United Microelectronics, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Chung Laung Liu, Paul S.C. Hsu and Chun-Yen Chang, our independent directors. As of March 31, 2009, none of our directors, supervisors or executive officers held, for their own account, 0.1% or more of our outstanding shares. As of April 12, 2009, our most recent record date, Hsun Chieh Investment Co. held approximately 441 million of our shares, representing approximately 3.33% of our issued shares.
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
According to our Employee Stock Options Plan, an option holder may exercise an increasing portion of his or her options starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively. Upon a voluntary termination or termination in accordance with the ROC Labor Law, the option holder shall exercise his or her vested options within 30 days, subject to exceptions provided therein, and after the termination otherwise such options shall terminate. If termination was due to death, the heirs of such option holder have one year starting from the date of the death to exercise his or her vested options. If termination was due to retirement or occupational casualty, the option holder or his or her heirs may exercise all his or her options within a certain period as provided. The options are generally not transferable or pledgeable by the option holders. The total number of shares issuable upon exercise of option held by our directors, supervisors and executive officers as of March 31, 2009 was 5.7 million. The unit granted to each of our directors, supervisors and executive officers as a percentage of our total shares as of March 31, 2009 was less than 1%.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information known to us with respect to the beneficial ownership of our shares as of (i) April 12, 2009, our most recent record date and (ii) as of certain record dates in each of the preceding three years, for (1) the shareholders known by us to beneficially own more than 2% of our shares and (2) all directors, supervisors and executive officers as a group. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules.

			As of April	As of April	As of April	As of April
	As of April 12, 2009		15, 2008	13, 2007	14, 2006	15, 2005
	Number of	Percentage of	Percentage of	Percentage of	Percentage of	Percentage of
	shares	shares	shares	shares	shares	shares
	beneficially	beneficially	beneficially	beneficially	beneficially	beneficially
Name of Beneficial Owner	owned	owned	owned	owned	owned	owned
Hsun Chieh Investment Co., Ltd.(1)	441	3.33%	3.2%	3.2%	3.0%	3.1%
Xilinx, Inc.	0	0.0%	0.0%	0.6%	2.2%	2.2%
Silicon Integrated Systems Corp.	315	2.38%	2.3%	2.3%	2.2%	2.2%
Directors, supervisors and executive officers as a group	756	5.71%	5.6%	6.2%	6.9%	6.4%

(1)	36.5% owned by United Microelectronics as of March 31, 2009.
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
In July 2004, we acquired SiSMC, a wafer foundry company spun off from SiS in 2003. As of December 31, 2008, we held 16.24% of SiS outstanding share capital.
The following table shows our aggregate ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of December 31, 2008.

Name	Ownership%
AMIC Technology (Taiwan), Inc.	25.87
Silicon Integrated Systems Corp.	16.24
We provide foundry services to these fabless design companies on arm’s-length prices and terms. We derived NT$2,402 million, NT$2,021 million and NT$1,462 million (US$45 million) of our net operating revenues in 2006, 2007 and 2008, from the provision of our foundry services to these fabless design companies.
C. Interests of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Please refer to Item 18 for a list of all financial statements filed as part of this annual report on Form 20-F.
Except as described in “Item 4. Information on the Company—B. Business Overview—Litigation”, we are not currently involved in material litigation or other proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability.
As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. On June 11, 2007, our shareholders approved a cash dividend of NT$0.7 per share for an aggregate of NT$12,461,529,283 for 2007. On March 17, 2008, the board of directors of our company proposed a cash dividend of NT$0.75 per share for an aggregate of NT$9,382,646,949, a stock dividend of NT$0.08 per share from retained earnings and NT$0.37 from capital reserve for 2008. On March 18, 2009 at the board of directors’ meeting, the board proposed to not distribute any stock or cash dividends for 2009.
The following table sets forth the cash dividends per share and stock dividends per share as a percentage of shares outstanding paid during each of the years indicated in respect of shares outstanding at the end of each such year, except as otherwise noted.

			Total Number of	Number of
	Cash Dividend per	Stock Dividend per	Shares Issued as	Outstanding
	Share	Share(1)	Stock Dividend	Shares at Year End
	NT$	NT$
1997	—	3.0	868,629,276	4,117,758,265
1998	—	2.9	1,199,052,940	5,480,221,725
1999	—	1.5	834,140,790	6,638,054,462
2000	—	2.0	1,809,853,716	11,439,016,900
2001	—	1.5	1,715,104,035	13,169,235,416
2002	—	1.5	1,968,018,212	15,238,578,646
2003	—	0.4	607,925,145	15,941,901,463
2004	—	0.8	1,288,558,185	17,550,800,859
2005	0.1029	1.029	1,758,736,435	18,856,632,324
2006	0.409141420	0.10228530	179,031,672	19,131,192,690
2007	0.7	0	0	13,214,494,883
2008	0.75	0.45	562,958,816	12,987,771,315

(1)	We declare stock dividends in a NT dollar amount per share, but we pay the stock dividends to our shareholders in the form of shares. The amount of shares distributed to each shareholder is calculated by multiplying the dividend declared by the number of shares held by the given shareholder, divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.
B. Significant Changes
There have been no significant subsequent events following the close of the last financial year up to the date of this annual report on Form 20-F that are known to us and require disclosure in this annual report for which disclosure was not made in this annual report.
Our consolidated net operating revenues for the three months ended March 31, 2009 was NT$11,184 million (US$341 million). Our consolidated net operating revenues for the three months ended March 31, 2009 are not indicative of the results that may be expected for any subsequent period.

ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Market Price Information for Our Shares
Our shares have been listed on the Taiwan Stock Exchange since July 1985. There is no public market outside Taiwan for our shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our shares. The closing price for our shares on the Taiwan Stock Exchange on May 7, 2009 was NT$14.3 per share.

	Closing Price Per Share(1)		Average Daily
	High	Low	Trading Volume
	NT$	NT	(in thousands of shares)
2003	26.03	14.92	121,904.89
2004	27.56	16.93	102,012.19
2005	25.20	16.75	84,868.00
2006	22.60	17.60	67,133.00
First Quarter	20.50	17.60	97,052.00
Second Quarter	22.60	18.25	73,085.00
Third Quarter	19.40	17.60	45,073.00
Fourth Quarter	21.25	18.05	56,491.87
2007	23.45	17.15	53,166.86
First Quarter	21.60	18.65	54,027.04
Second Quarter	20.30	19.00	47,440.00
Third Quarter	21.00	17.15	65,808.65
Fourth Quarter	23.45	18.85	46,147.02
2008	20.30	6.80	37,521.00
First Quarter	19.60	16.80	37,877.00
Second Quarter	20.30	16.10	30,251.00
Third Quarter	16.15	9.58	41,646.00
Fourth Quarter	10.65	6.80	42,824.00
October	10.65	7.48	45,130.00
November	9.46	7.00	39,165.00
December	8.00	6.80	43,800.00
2009 (through May 7)	14.95	7.10	93,735.10
First Quarter	12.00	7.10	65,282.86
January	8.06	7.10	36,514.60
February	8.71	7.16	53,639.50
March	12.00	7.80	95,482.45
Second Quarter	14.95	10.60	156,111.15
April	13.10	10.60	135,492.18
May (through May 7)	14.95	13.25	269,515.50

Source: Taiwan Stock Exchange.

(1)	Information has been adjusted to give effect to 1,968,018,212 Shares and 171,132,018 Shares issued as stock dividend and employee bonus, respectively, in August 2002; 607,925,145 Shares and 57,972,672 Shares issued as stock dividend and employee bonus, respectively, in July 2003; 1,288,558,185 Shares and 111,127,354 Shares issued as stock dividend and employee bonus, respectively, in July 2004; 1,758,736,435 Shares and 197,285,530 Shares issued as stock dividend and employee bonus, respectively, in August 2005; 179,031,672 Shares, NT$7,161,266,830, 45,845,444 Shares and NT$305,636,291 issued as stock dividend, cash dividend, stock employee bonus and cash employee bonus, respectively, in August 2006; NT$12,461,529,283 and NT$2,324,119,405 issued as cash dividend and cash employee bonus, respectively, in August 2007; and 562,958,816 Shares and 114,616,567 Shares issued as stock dividend and employee bonus, respectively, in August 2008.

Market Price Information for Our American Depositary Shares
Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. The outstanding ADSs are identified by the CUSIP number 910873 40 5. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the New York Stock Exchange on May 7, 2009 was US$3.32 per ADS. Each of our ADSs represents the right to receive five shares.

	Closing Price Per ADS(1)		Average ADS Daily
	High	Low	Trading Volume
	US$	US$
2003	5.65	2.96	4,687,638
2004	6.12	3.25	3,692,464
2005	4.43	2.80	4,279,929
2006	3.90	2.82	5,804,766
First Quarter	3.41	3.02	6,713,483
Second Quarter	3.90	2.94	5,581,998
Third Quarter	3.30	2.82	4,647,865
Fourth Quarter	3.57	2.96	6,290,143
2007	4.48	2.93	6,536,888
First Quarter	3.77	3.12	6,816,844
Second Quarter	3.59	3.18	5,783,324
Third Quarter	3.76	2.93	7,104,648
Fourth Quarter	4.48	3.25	6,454,188
2008	3.71	1.51	5,784,055
First Quarter	3.65	2.79	6,211,315
Second Quarter	3.71	2.92	3,943,356
Third Quarter	2.98	1.75	5,834,891
Fourth Quarter	2.56	1.51	7,166,688
October	2.45	1.51	8,497,000
November	2.56	1.76	7,695,405
December	2.09	1.68	5,319,286
2009 (through May 7)	3.53	1.65	4,784,033
First Quarter	2.82	1.65	4,100,685
January	2.22	1.75	3,940,795
February	2.08	1.73	3,125,700
March	2.82	1.65	5,088,073
Second Quarter	3.53	2.61	6,387,273
April	3.05	2.61	6,395,024
May (through May 7)	3.53	3.09	6,354,720

Sources: Bloomberg.

(1)	Information has been adjusted to give effect to 1,968,018,212 Shares and 171,132,018 Shares issued as stock dividend and employee bonus, respectively, in August 2002; 607,925,145 Shares and 57,972,672 Shares issued as stock dividend and employee bonus, respectively, in July 2003; 1,288,558,185 Shares and 111,127,354 Shares issued as stock dividend and employee bonus, respectively, in July 2004; and 1,758,736,435 Shares and 197,285,530 Shares issued as stock dividend and employee bonus, respectively, in August 2005; and 179,031,672 Shares, NT$7,161,266,830, 45,845,444 Shares, and NT$305,636,291 issued as stock dividend, cash dividend, stock employee bonus and cash employee bonus, respectively, in August 2006; NT$12,461,529,283 and NT$2,324,119,405 issued as cash dividend and cash employee bonus, respectively, in August 2007; and 562,958,816 Shares and 114,616,567 Shares issued as stock dividend and employee bonus, respectively, in August 2008.
As of March 31, 2009, there were a total of 229,568,375 ADSs listed on the NYSE. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC. As of March 31, 2009, 1,147,841,875 ordinary shares were registered in the name of a nominee of Citibank, N.A., the depositary under the deposit agreement. Citibank, N.A. has advised us that, as of March 31, 2009, 229,361,025 ADSs representing these 1,146,805,125 shares were held of record by Cede & Co., of which 207,350 ADSs were held by U.S. registered shareholders. We have no further information as to shares held or beneficially owned by U.S. persons.
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
Directors
The ROC Company Act and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our business. As of March 31, 2009, our board of directors consisted of nine directors, out of which three are independent directors. In the annual ordinary shareholders’ meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual ordinary shareholders’ meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an ROC Audit Committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our shareholders by means of cumulative voting. The election for all of the directors was held in June 2006. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the total issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at a shareholders’ meeting involving the election of directors. Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our shareholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. In order to enhance corporate governance, effective from January 1, 2007, under the amended ROC Securities and Exchange Act, a legal entity shareholder of a public company is no longer permitted to appoint representatives to be elected and/or serve as directors and supervisors at the same time unless otherwise permitted by the ROC FSC. The ROC FSC granted an exemption from this restriction if the terms of such representatives began prior to January 1, 2007. As of March 31, 2009, six of our nine directors and two of our three supervisors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management”.

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
In addition, pursuant to the amended ROC Securities and Exchange Act, a public company is required to either establish an audit committee, or ROC Audit Committee, or retain supervisors, provided that the ROC FSC may, after considering the scale and business nature of a public company and other necessary situation, require the company to establish an audit committee in place of its supervisors. Currently, the ROC FSC has not promulgated such compulsory rules, and all public companies may, at their discretion, retain either an ROC Audit Committee or supervisors. Currently, we have three supervisors. All of the three incumbent supervisors were elected in June 2006 with a term of office of three years, and the duties of the supervisors include, among others, (i) investigating our business and financial condition; (ii) inspecting our corporate records; (iii) calling our shareholders’ meetings under certain circumstances; (iv) representing us in negotiations with our directors; and (v) notifying, when appropriate, our board of directors to cease acting in contravention of applicable law or regulation on or in contravention of our articles of incorporation. However, we have decided to establish an ROC Audit Committee pursuant to the ROC Securities and Exchange Act to replace the supervisors. Accordingly, we amended our articles of incorporation in the annual ordinary shareholders’ meeting held on June 13, 2008, introducing the mechanism of an ROC Audit Committee. According to our latest amended articles of incorporation, our ROC Audit Committee will be composed of all independent directors and will perform the duties of supervisors provided under the ROC Company Act. We expect to hold the election for all of the directors and independent directors in the coming annual ordinary shareholders’ meeting held in June 2009. As a company is not allowed to maintain both supervisors and a ROC Audit Committee, immediately upon the inauguration of the first term of the ROC Audit Committee, we will no longer retain the supervisors.
According to our articles of incorporation, as amended on June 11, 2007, we may purchase directors and officers liability insurance for our directors, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for.
Shares
As of December 31, 2008, our authorized share capital was NT$260 billion, divided into 26 billion shares, of which 12,987,771,315 shares were issued and 12,987,771,315 shares were outstanding. All shares presently issued are fully paid and in registered form, and existing shareholders are not subject to any capital calls. We had no convertible bonds outstanding as of March 31, 2009. As of March 31, 2009, we had neither warrant nor option on our shares, except for the options exercisable for 589 million common shares we granted to our employees under our Employee Stock Options Plan discussed below.

Employee Stock Option
According to our Employee Stock Options Plan, options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. In October 2003, September 2004, December 2005 and October 2007, we obtained approval by relevant ROC authorities to grant up to 1 billion, 150 million, 150 million, 350 million and 500 million stock options, respectively, to acquire our common shares under our Employee Stock Option Plan. According to the plan, an option holder may exercise an increasing portion of his or her options in time starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively.
The table below shows the number of options granted and outstanding and the month in which they were granted:

	November	March	July	October	April	August
	2003	2004	2004	2004	2005	2005
	(in millions)
Number of Options Granted	57	33	57	20	23	54
Number of Options Outstanding as of March 31, 2009	33.7	14.3	33.6	7.6	11.2	29.3
Shares available to option holders as of March 31, 2009	23.5	10	23.4	5.3	7.8	20.5

	September	January	May	August	December
	2005	2006	2006	2006	2007
	(in millions)
Number of Options Granted	52	39	42	28	500
Number of Options Outstanding as of March 31, 2009	37.5	18.2	26.6	16.8	429.4
Shares available to option holders as of March 31, 2009	26.1	12.7	18.6	11.7	429.4
Note: The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock. The exercise price of the options was also adjusted according to the capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for one share of the Company’s common stock.
New Shares and Preemptive Rights
New shares may only be issued with the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under ROC law to amend our articles of incorporation and obtain approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a registration with, the ROC FSC and the Science Park Administration. According to the ROC Company Act, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a listed company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings. According to the Corporate Merger and Acquisition Act of the ROC, as effective on February 8, 2002, and amended on May 5, 2004, if new shares issued by our company are solely for the purpose of acquisition, share swap or spin-off, the above-mentioned restrictions, including the employee stock ownership plan, the preemptive rights of the existing shareholders and the publicity requirement of a listed company, to such issuance of new shares may not be applied.

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
Shareholders’ Meetings
We are required to hold an annual ordinary shareholders’ meeting once every calendar year within six months from the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors deem necessary, and they must do so if requested in writing by shareholders holding no less than 3% of our paid-in share capital who have held these shares for more than a year. In addition, any of our supervisors may convene a shareholders’ meeting if our board of directors does not or cannot convene a shareholders’ meeting and when such a meeting is necessary for the benefit of the shareholders. At least 15 days’ advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The ROC Company Act also provides that in order to approve certain major corporate actions, including any amendment of our articles of incorporation, dissolution, merger or spin-off, entering into, amendment, or termination of any contract for lease of the company’s business in whole, or for entrusted business, or for joint operation with others on regular basis, the transfer of all or an essential part of the business or assets, accept all of the business or assets of any other company which would have a significant impact in our operations, removing directors or the distribution of dividend in stock form, a special resolution may be adopted by the holders of the majority of our shares represented at a meeting of shareholders at which holders of at least two-thirds of our issued and outstanding shares are present. However, in the case of a public company, such as our company, such resolution may be adopted by the holders of at least two-thirds of the shares represented at a shareholders’ meeting at which holders of at least a majority of our issued and outstanding shares are present. However, if we are the controlling company and hold no less than 90% of our subordinate company’s outstanding shares, our merger with the subordinate company can be approved by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present without shareholders’ approval. In addition, according to the Corporate Merger and Acquisition Act of the ROC, if a company intends to transfer all or an essential part of its business or assets to its wholly-owned subsidiary, subject to the qualifications set forth in the said act, such transaction only needs to be approved by majority board resolution rather than super majority vote by the shareholder’s meeting as required by the ROC Company Act.

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
For information as to ROC taxes on dividends and distributions, see “—E. ROC Tax Considerations” in this Item.
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
We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. In 2006, 2007 and 2008, we purchased an aggregate of 1,400 million, nil and 200 million, respectively, of our shares under these plans. From February 16, 2006 to April 15, 2006, we purchased 1,000 million of our shares for cancellation. Of the repurchased shares, 1,000 million shares in aggregate were cancelled as of May 2006. Between May 23, 2006 and July 22, 2006, we purchased 400 million of our shares on the Taiwan Stock Exchange at an average price of NT$19.12 per share to transfer to our employees. We did not have any buy back program in 2007. From August 28, 2008 to October 2, 2008, we purchased 200 million of our shares for cancellation. From December 17, 2008 to February 16, 2009, we purchased 300 million of our shares on the Taiwan Stock Exchange at an average price of $7.98 per share to transfer to our employees.
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
C. Material Contracts
Cross License Agreement, dated as of December 7, 2005, between United Microelectronics Corporation and Freescale Semiconductor, Inc.
We entered into a five-year cross license agreement with Freescale effective as of December 7, 2005, which provides for the cross license of certain semiconductor manufacturing patents. Under this agreement, Freescale has granted to us and our subsidiaries, nonexclusive, worldwide and non-transferable licenses, without the right to grant sublicenses (except to sublicense subsidiaries), for manufacturing inventions of certain semiconductive devices under Freescale’s patents filed prior to December 31, 2010, and we have granted Freescale, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses (except to sublicense subsidiaries) for manufacturing inventions of certain semiconductive devices under our patents filed prior to December 31, 2010. We also agreed to pay Freescale certain royalty fees under this agreement.
Cross License Agreement, dated as of January 1, 2006, between United Microelectronics Corporation and International Business Machine Corporation.
We entered into a five-year cross license agreement with IBM effective as of January 1, 2006, which provides for the cross license of certain semiconductor patents including process, topography and design. Under this agreement, IBM has granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making our and our subsidiaries’ licensed products in ROC, Japan and Singapore and selling, leasing, licensing, using and/or transferring our and our subsidiaries’ licensed products worldwide under IBM’s patents filed prior to January 1, 2011. We have granted IBM, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for making, selling, leasing, licensing, using and/or transferring IBM’s licensed products under our patents filed prior to January 1, 2011. We also agreed to pay IBM certain royalty fees under this agreement.

Cross License Agreement, dated as of January 1, 2006, between United Microelectronics Corporation and Renesas Technology Corp.
We entered into a five-year cross license agreement with Renesas effective as of January 1, 2006, which provides for the cross license of certain semiconductor patents including process and design. Under this agreement, Renesas has granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making, selling, importing or otherwise disposing of our and our subsidiaries’ licensed products under Renesas’s patents filed prior to December 31, 2010. We have granted Renesas, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for making, selling, using or otherwise disposing of Renesas’ licensed products under our patents filed prior to December 31, 2010. We also agreed to pay Renesas certain royalty fees under this agreement.
Settlement and Cross License Agreement, dated as of April 1, 2009, between United Microelectronics Corporation and LSI Corporation (and its subsidiary Agere Systems Inc.)
We entered into a multi-year cross license agreement with LSI effective as of May 10, 2007 through December 31, 2012, which provides for the cross license of certain semiconductor patents, including process and design patents. Under this agreement, LSI has granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making, selling, importing or otherwise disposing of our and our subsidiaries’ licensed products under LSI’s patents filed prior to April 1, 2009. We have granted LSI, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for making, selling, using or otherwise disposing of LSI’ licensed products under our patents filed prior to April 1, 2009. The parties further agreed not so assert patent claims against each other prior to December 31, 2012. We also agreed to pay LSI certain royalty fees under this agreement.
Guarantee Agreement
We entered into a guarantee agreement with IBJ Leasing Co., Ltd., or IBJ Leasing on November 24, 2005 to guarantee the certain obligations of our subsidiary, UMCJ, under a lease agreement between UMCJ and IBJ Leasing. This guarantee agreement expired on October 31, 2006.
D. Exchange Controls
Foreign Investment and Exchange Controls in Taiwan
We have extracted from publicly available documents the information presented in this section. Please note that citizens of the People’s Republic of China and entities organized in the People’s Republic of China are subject to special ROC laws, rules and regulations, which are not discussed in this section.
General
Historically, foreign investments in the securities market of Taiwan were restricted. However, commencing in 1983, the Taiwan government has from time to time enacted legislation and adopted regulations to make foreign investment in the Taiwan securities market possible. Initially, only overseas investment trust funds of authorized securities investment trust enterprises established in Taiwan were permitted to invest in the Taiwan securities market. Since January 1, 1991, qualified foreign institutional investors are allowed to make investments in the Taiwan public securities market. Since March 1, 1996, non-resident foreign institutional and individual investors, called “general foreign investors”, are permitted to make direct investments in the Taiwan public securities market. On September 30, 2003, the Executive Yuan amended the Regulations Governing Investment in Securities by Overseas Chinese and Foreign Nationals, or the Investment Regulations, under which the “Qualified Foreign Institutional Investors”, or QFII, designations have been abolished and the restrictions on foreign portfolio investors have been revised. According to the Investment Regulations, “Foreign Institutional Investor”, or FINI, means an entity which is incorporated under the laws of countries other than the ROC or the branch of a foreign entity which is established within the territory of the ROC, and “Foreign Individual Investor”, or FIDI, means an overseas Chinese or a foreign natural person. In addition, the Investment Regulations also lifted some restrictions and simplified procedures of investment application.

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
Foreign Investment Approval
Foreign investors (both institutional and individual) who wish to make direct investments in the shares of ROC companies are required to submit a “foreign investment approval” application to the Investment Commission of the Ministry of Economic Affairs, or the ROC MOEA, or other government authority and enjoy benefits granted under the Statute for Foreigner’s Investment and the Statute for Overseas Chinese’s Investment. The Investment Commission or other government authority reviews each foreign investment approval application and approves or disapproves the application after consultation with other governmental agencies, if necessary. Any non-ROC person possessing a foreign investment approval may repatriate annual net profits and interests attributable to an approved investment. Investment capital and capital gains attributable to the investment may be repatriated with approval of the Investment Commission or other government authority.
In addition to the general restrictions against direct investments by foreign investors in ROC companies, foreign investors are currently prohibited from investing in certain prohibited industries in Taiwan under the “Negative List”. The prohibition of the Negative List is absolute in the absence of a specific exemption from the application of the Negative List. The prohibition on direct foreign investment in the prohibited industries is absolute in the absence of a specific exemption from the application of the Negative List. Under the Negative List, some other industries are restricted so that foreign investors may directly invest only up to a specified level and with the specific approval of the relevant authority responsible for enforcing the legislation which the Negative List is intended to implement. Our business is not a restricted industry under the Negative List.
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
Estate Taxation and Gift Tax
ROC estate tax is payable on any property within the ROC of a deceased individual who is a non-resident individual and ROC gift tax is payable on any property located within the ROC donated by any such person. Under the newly amended Articles 13 and 19 of the ROC Estate and Gift Tax Act, which became effective on January 23, 2009, estate tax is currently payable at the rate of 10% and gift tax is payable at the rate of 10%. Under ROC estate and gift tax laws, the shares will be deemed located in the ROC irrespective of the location of the owner. It is unclear whether a holder of ADSs will be considered to own shares for this purpose.
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
This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
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
Passive Foreign Investment Company
Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we are currently (or that we were in 2008) a passive foreign investment company, or PFIC, and we do not expect to become one in the future, although there can be no assurance in this regard.
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
Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$248 million as of December 31, 2008. As of the same date, we also had Japanese Yen-denominated accounts receivable of ¥2,667 million attributable to our Japanese operations. We had U.S. dollar- and Japanese Yen-denominated accounts payables of US$15 million and ¥1,928 million.
Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency-denominated accounts receivables, capital expenditures relating to equipment used in manufacturing processes (including photo etching and chemical vapor deposition) and purchased primarily from Japan and the United States. The fair value of forward exchange contracts and interest rate swaps has been determined by obtaining the estimated amount from our bankers that would be received/(paid) to terminate the contracts.
The following table provides information as of December 31, 2008 on our market risk sensitive financial instruments.

	As of December 31, 2008
	Book Value	Fair Value
	(in NT$ millions)
Interest Rate Swaps: Non-Trading Purpose	$80	$80
Time Deposits: Non-Trading Purpose	$37,311	$37,311
Short-term Loans: Non-Trading Purpose	$(133)	$(133)
Bonds: Non-Trading Purpose	$(7,497)	$(7,143)
Interest Rate Risk
Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We use interest rate swaps from time to time to modify our exposure to interest rate movements and reduce borrowing costs. Interest rate swaps limit the risks of fluctuating interest rates by allowing us to convert a portion of the interest on our borrowings from a variable rate to a fixed rate. As of December 31, 2008 and 2007, we had the following interest rate swaps in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
As of December 31, 2008
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus US$12-month LIBOR	1.48%

As of December 31, 2007
NT$7,500 million	May 21, 2003 to June 24, 2008	4.0% minus US$12-month LIBOR	1.52%
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus US$12-month LIBOR	1.48%

The tables below provide information as of December 31, 2008 and 2007 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.
Expected Maturity Dates
As of December 31, 2008

					2013 and
	2009	2010	2011	2012	thereafter	Total	Fair Value
			(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	264	—	—	—	—	264	264
Average Interest Rate	0.6068%	—	—	—	—	0.6068%	0.6068%
Fixed Rate (¥)	398	—	—	—	—	398	398
Average Interest Rate	0.1%	—	—	—	—	0.1%	0.1%
Fixed Rate (NT$)	21,330	—	—	—	—	21,330	21,330
Average Interest Rate	0.9028%	—	—	—	—	0.9028%	0.9028%
Unsecured Long-term Loans:
Variable Rate (NT$)	67	67	66	—	—	200	200
Average Interest Rate	2.61%	2.61%	2.61%	—	—	2.61%	2.61%
Secured Long-term Loans:
Variable Rate (NT$)	—	42	167	167	124	500	500
Average Interest Rate	—	1.815%	1.815%	1.815%	1.815%	1.815%	1.815%
Bonds:
Unsecured (NT$)	—	7,500	—	—	—	7,500	7,143
Variable Rate	—	0%-4.3%	—	—	—	0%-4.3%	0%-4.3%
Interest Rate Derivatives Interest Rate Swaps:
Variable to Fixed (denomination)	NT$7,500 million	NT$7,500 million	—	—	—	NT$7,500 million	NT$80 million
Average pay rate	1.48%	1.48%	—	—	—	1.48%	1.48%
Average receive rate	4.3% minus US$ 12-month LIBOR	4.3% minus US$ 12-month LIBOR	—	—	—	4.3% minus US$ 12-month LIBOR	4.3% minus US$ 12-month LIBOR
Expected Maturity Dates
As of December 31, 2007

					2012 and
	2008	2009	2010	2011	thereafter	Total	Fair Value
			(in millions except percentages)
Time Deposits:
Fixed Rate (US$)	385	—	—	—	—	385	385
Average Interest Rate	4.3%-5.1%	—	—	—	—	4.3%-5.1%	4.3%-5.1%
Fixed Rate (¥)	2,260	—	—	—	—	2,260	2,260
Average Interest Rate	0.2%-0.35%	—	—	—	—	0.2%-0.35%	0.2%-0.35%
Fixed Rate (NT$)	16,652	—	—	—	—	16,652	16,652
Average Interest Rate	1.46%-2.26%	—	—	—	—	1.46%-2.26%	1.46%-2.26%
Fixed Rate (Euro)	17	—	—	—	—	17	17
Average Interest Rate	3.6%	—	—	—	—	3.6%	3.6%
Unsecured Short-term Loans:
Variable Rate (US$)	11.1	—	—	—	11.1	11.1	11.1
Average Interest Rate	3.43%-5.43%	—	—	—	3.43%-5.43%	3.43%-5.43%	3.43%-5.43%
Bonds:
Unsecured (NT$)	3,000	—	—	—	—	3,000	3,020
Fixed Rate	5.2170%-.2850%	—	—	—	—	5.2170%-.2850%	5.2170%-.2850%
Unsecured (NT$)	7,500	—	7,500	—	—	15,000	14,493
Variable Rate	0%-4%	—	0%-4.3%	—	—	0%-4.3%	0%-4.3%
Unsecured Convertible (US$)(1)	381	—	—	—	—	381	12,387
Fixed Rate	0%	—	—	—	—	0%	0%
Interest Rate Derivatives Interest Rate Swaps:
Variable to Fixed (denomination)	NT$7,500 million	—	—	—	—	NT$7,500 million	NT$113 million
Average pay rate	1.52%	—	—	—	—	1.52%	1.52%
Average receive rate	4.0% minus US$12-month LIBOR	—	—	—	—	4.0% minus US$12-month LIBOR	4.0% minus US$12-month LIBOR
Variable to Fixed (denomination)	NT$7,500 million	NT$7,500 million	NT$7,500 million	—	—	NT$7,500 million	NT$206 million
Average pay rate	1.48%	1.48%	1.48%	—	—	1.48%	1.48%
Average receive rate	4.3% minus	4.3% minus	4.3% minus	—	—	4.3% minus	4.3 minus
	US$12-month LIBOR	US$12-month LIBOR	US$12-month LIBOR			US$12-month LIBOR	US$12-month LIBOR

(1)	Assuming the convertible bonds are paid off upon maturity.
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

As of December 31, 2007 and 2008, we had NT$239 million and NT$188 million outstanding in foreign currency forward contracts to sell US dollars against NT dollars, respectively. As of March 31, 2009, we had foreign currency forward contracts to sell US dollars against NT dollars that amounted to US$74 million.
Except for the market risk mentioned above, we believe that we did not have any other material market risk as of December 31, 2008.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None of these events occurred in any of 2006, 2007 or 2008.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO criteria. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2008 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2008, which is included immediately following this report.

Attestation Report of the Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To United Microelectronics Corporation:
We have audited United Microelectronics Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, United Microelectronics Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
We also have audited, in accordance with the standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 of United Microelectronics Corporation and subsidiaries and our report dated May 8, 2009 expressed an unqualified opinion thereon.
Ernst & Young
Taipei, Taiwan
Republic of China
May 8, 2009

Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

	For the year ended December 31,
	2007	2008
	NT$	NT$	US$
		(in thousands)
Audit Fees(1)	91,895	108,442	3,310
Audit-related Fees(2)	1,688	640	20
Tax Fees(3)	5,967	3,275	100

Total	99,550	112,357	3,430

(1)	Audit fees consist of fees associated with the annual audit, review of our quarterly financial statements, statutory audits and internal control review. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include review of capitalization of retained earnings, treasury share buy-back programs, certification of UMCi to Singapore authorities.

(3)	Tax fees include fees billed for professional services rendered by Ernst & Young, primarily in connection with our tax compliance activities.
All audit and non-audit services provided by Ernst & Young were pre-approved by our audit committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Since March 2004, we have from time to time announced plans, which were not binding on us, to buy back our shares up to a certain amount on the Taiwan Stock Exchange. Set for below contains certain information regarding our share buy back programs in 2006, 2007 and 2008.

			Total Number of	Maximum Number
			Common Shares	of
			Purchased as Part	Shares that May
		Average Price	of	Yet be
	Total Number of	per Common	Publicly	Purchased
	Common Shares	Share	Announced	Under the Plans or
Period	Purchased	(NT$)	Plans or Program	Program
February (from February 16, 2006)(1)	239,528,000	19.01	239,528,000	760,472,000
March	576,219,000	19.32	815,747,000	184,253,000
April (to April 15, 2006)(2)	184,253,000	21.36	1,000,000,000	—
May (from May 23, 2006)	30,691,000	19.85	30,691,000	369,309,000
June	218,316,000	18.43	249,007,000	150,993,000
July (to July 22, 2006)	150,993,000	19.90	400,000,000	—

			Total Number of	Maximum Number
			Common Shares	of
			Purchased as Part	Shares that May
		Average Price	of	Yet be
	Total Number of	per Common	Publicly	Purchased
	Common Shares	Share	Announced	Under the Plans or
Period	Purchased	(NT$)	Plans or Program	Program
2007	—	—	—	—

			Total Number of	Maximum Number
			Common Shares	of
			Purchased as Part	Shares that May
		Average Price	of	Yet be
	Total Number of	per Common	Publicly	Purchased
	Common Shares	Share	Announced	Under the Plans or
Period	Purchased	(NT$)	Plans or Program	Program
August (from August 28, 2008)(3)	15,913,000	13.21	15,913,000	184,087,000
September	171,205,000	11.32	187,118,000	12,882,000
October (to October 2, 2008)	12,882,000	10.17	200,000,000	—
December (from December 17, 2008)(4)	—	—	—	300,000,000
January	110,412,000	7.81	110,412,000	189,588,000
February (to February 16, 2009)	189,588,000	8.08	300,000,000	—

(1)	The 10th share buy-back plan was announced on February 15, 2006 to repurchase 1,000 million shares during the period from February 16, 2006 to April 15, 2006.

(2)	The 11th share buy-back plan was announced on May 22, 2006 to repurchase 400 million shares during the period from May 23, 2006 to July 22, 2006.

(3)	The 12th share buy-back plan was announced on August 27, 2008 to repurchase 200 million shares during the period from August 28, 2008 to October 27, 2008.

(4)	The 13th share buy-back plan was announced on December 16, 2008 to repurchase 300 million shares during the period from December 17, 2008 to February 16, 2009.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G. CORPORATE GOVERNANCE
As a ROC company listed on the New York Stock Exchange, or NYSE, we are subject to the U.S. corporate governance rules to the extent that these rules are applicable to foreign private issuers. The following summary details the significant differences between our corporate governance practices and corporate governance standards for U.S. companies (i.e. non-foreign private issuers) under the NYSE listing standards.
The Legal Framework. In general, corporate governance principles for Taiwanese companies are set forth in the Company Act of the Republic of China, or ROC Company Act, the ROC Securities Exchange Act and, to the extent they are listed on the Taiwan Stock Exchange, listing rules of the Taiwan Stock Exchange. Corporate governance principles under provisions of ROC law may differ in significant ways to corporate governance standards for U.S. companies listed on the NYSE. Committed to high standards of corporate governance, we have generally brought our corporate governance in line with U.S. regulations, including the formation of an audit committee. However, we have not adopted certain recommended NYSE corporate governance standards where such standards are contrary to ROC laws or regulations or generally prevailing business practices in Taiwan.
Independent Board Members. Under the NYSE listing standards applicable to U.S. companies, independent directors must comprise a majority of the board of directors. We currently have three independent directors out of a total of nine directors on our board of directors. Our standards in determining director independence substantially comply with the NYSE listing standards, which include detailed tests for determining director independence. In addition, even though our independent directors meet in committee meetings of which they are committee members, we will not hold executive sessions of non-management directors. Such requirement is contrary to ROC Company Act.
Board Committees. Under the NYSE listing standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate committee must develop and recommend to the board a set of corporate governance principles. We do not currently have a corporate governance committee or a nominating committee. In accordance with an interpretation letter issued under the ROC Company Act, the power to nominate directors shall not vest only in the directors. Any holder of the company’s voting common stock may nominate directors to be voted on by shareholders. Therefore, we do not have a nominating committee because vesting such nominating rights in a body of independent directors may result in conflict with the ROC Company Act. Furthermore, we do not have a corporate governance committee as such committee is not required under ROC requirements. Our board of directors is responsible for regularly reviewing our corporate governance standards and practices.
Under the NYSE listing standards, companies are required to have a compensation committee, composed entirely of independent directors. Under the ROC Company Act, however, companies incorporated in the ROC are not required to have a compensation committee. The ROC Company Act requires that director compensation be determined either in accordance with the company’s articles of incorporation or by the approval of the shareholders. Currently, in addition to compensation approved at the shareholders’ meeting, in the event we have net income, we will distribute 0.1% of our earnings after payment of all income taxes, deduction of any past losses and allocation of 10% of our net income for legal reserves, as remunerations to our directors and supervisors pursuant to our articles of incorporation. Currently, our board of directors is responsible for determining the form and amount of compensation for each of our directors and executive officers within the guidelines of our articles of incorporation.
Equity Compensation Plans. The NYSE listing standards also require that a company’s shareholders must approve equity compensation plans. Under the corresponding requirements in the ROC Company Act and the ROC Securities Exchange Act, shareholders’ approval is required for the distribution of employee bonus in the form of stock, while the board of director has authority, subject to the approval of the ROC Securities and Futures Bureau, to approve employee stock option plans and to grant options to employees pursuant to such plans and has also authority to approve share buy-back programs for the purpose of transferring shares so purchased to employees and the transfer of such shares to employees pursuant to such programs. We intend to follow only the ROC requirements.

PART III
ITEM 17. FINANCIAL STATEMENTS
The Registrant has elected to provide the financial statements and related information specified in Item 18.
ITEM 18. FINANCIAL STATEMENTS
The following is a list of the audited consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Exhibits

*1.1	Articles of Incorporation of the Company as last amended on June 13, 2008

2.1	Form of Amendment No. 1 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares(1)

2.2	Form of Amendment No. 2 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares(2)

4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, ROC, the site of Fab 6A (in Chinese with English summary translation)(3)

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, ROC, the site of Fab 8A and United Tower (in Chinese with English summary translation)(4)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, ROC, the site of Fab 8C (in Chinese with English summary translation)(5)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, ROC, the site of Fab 8D (in Chinese with English summary translation)(6)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, ROC, the site of Fab 8E (in Chinese with English summary translation)(7)

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, ROC, the site of Fab 8F (in Chinese with English summary translation)(8)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, ROC, the site of Fab 12A (in Chinese with English summary translation)(9)

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation) (10)

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, ROC, the site of Fab 8S (in Chinese with English summary translation) (11)

4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab 12i (summary) (12)

4.11	Merger Agreement, entered into as of April 29, 2009, among United Microelectronics Corporation, Infoshine Technology Limited and Best Elite International Limited (13)

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

Exhibit
Number	Description of Exhibits

11.1	Code of Ethics for Directors, Supervisors and Officers (14)

11.2	Employee Code of Conduct (15)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*99.1	Form 6-K furnished to the Commission on April 29, 2009 (File No. 001-15128)

*	Filed herewith.

(1)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-13796) filed with the Commission on March 2, 2006.

(2)	Incorporated by reference to Exhibit (a)(iii) to the Registrant’s Registration Statement on Form F-6 (File No. 333-98591) filed with the Commission on March 19, 2007.

(3)	Incorporated by reference to Exhibit 4.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.

(4)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(5)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(6)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(7)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(8)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(9)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(10)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.

(11)	Incorporated by reference to Exhibit 4.9 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.

(12)	Incorporated by reference to Exhibit 4.10 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.

(13)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 8, 2009.

(14)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 25, 2005.

(15)	Incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the Commission on March 26, 2006.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED MICROELECTRONICS CORPORATION
By:	/s/ Chitung Liu
	Name:	Chitung Liu
	Title:	Chief Financial Officer
Date: May 8, 2009

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
United Microelectronics Corporation and Subsidiaries
Consolidated Financial Statements for years ended December 31, 2006, 2007 and 2008
Together with Report of Independent Registered Public Accounting Firm

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To United Microelectronics Corporation
We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with the requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China, which differ in certain respects from U.S. generally accepted accounting principles (see Note 35 to the consolidated financial statements).
As described in Note 3 to the consolidated financial statements, effective from January 1, 2008, the Company adopted Accounting Research and Development Foundation Interpretation No. 96-052, and recognized share-based employee bonus and remunerations to directors and supervisors as expenses rather than as a distribution of retained earnings.
We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 8, 2009 expressed an unqualified opinion thereon.
/s/ Ernst & Young
ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS
Taipei, Taiwan
Republic of China
May 8, 2009

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Expressed in Thousands)

		As of December 31,
	Notes	2007	2008
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	2, 4	47,678,147	48,566,649	1,482,498
Financial assets at fair value through profit or loss, current	2, 5	4,804,935	1,741,055	53,146
Held-to-maturity financial assets, current	2, 6	—	352,645	10,764
Notes receivable		32,712	19,680	601
Accounts receivable, net	2, 7	15,026,513	8,388,232	256,051
Accounts receivable — related parties, net	2, 27	332,069	147,363	4,498
Other receivables		457,148	406,298	12,402
Inventories, net	2, 8	11,867,832	8,117,603	247,790
Prepaid expenses		692,030	473,920	14,466
Deferred income tax assets, current	2, 25	219,881	674,117	20,577

Total current assets		81,111,267	68,887,562	2,102,793

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	2, 5	47,598	173,560	5,298
Available-for-sale financial assets, noncurrent	2, 9, 11, 14	50,911,643	16,283,917	497,067
Financial assets measured at cost, noncurrent	2, 10, 14	8,295,679	7,656,688	233,721
Long-term investments accounted for under the equity method	2, 11	9,909,595	8,321,221	254,006
Prepayment for long-term investments		648,360	5,160	158

Total funds and investments		69,812,875	32,440,546	990,250

Property, plant and equipment	2, 12, 14, 28, 29
Land		1,922,230	2,269,237	69,269
Buildings		22,529,856	24,354,334	743,417
Machinery and equipment		446,198,339	459,711,569	14,032,710
Transportation equipment		85,877	76,742	2,343
Furniture and fixtures		3,429,067	3,582,387	109,352
Leasehold improvements		42,809	53,432	1,631

Total cost		474,208,178	490,047,701	14,958,722
Less: Accumulated depreciation		(346,920,945)	(386,537,318)	(11,799,063)
Add: Construction in progress and prepayments		9,931,551	4,899,607	149,561

Property, plant and equipment, net		137,218,784	108,409,990	3,309,220

Goodwill	2, 14	3,498,687	7,615	232
Deferred charges	2	1,435,126	913,237	27,877
Deferred income tax assets, noncurrent	2, 25	4,268,053	3,557,781	108,601
Other assets — others	2, 13, 14, 28	2,213,497	2,181,777	66,599

Total assets		299,558,289	216,398,508	6,605,572

Liabilities and Shareholders’ Equity
Current liabilities
Short-term loans	15	359,071	132,610	4,048
Financial liabilities at fair value through profit or loss, current	2, 16	246,298	33,189	1,013
Accounts payable		5,687,627	2,591,578	79,108
Income tax payable	2	1,092,129	775,611	23,676
Accrued expenses		8,214,951	7,008,700	213,941
Other payables		23,538	25,529	779
Payable on equipment		6,036,274	1,718,134	52,446
Current portion of long-term liabilities	2, 17, 18, 28	22,889,476	66,667	2,035
Deferred income tax liabilities, current	2, 25	18	11,943	365
Other current liabilities		645,143	470,042	14,348

Total current liabilities		45,194,525	12,834,003	391,759

Long-term liabilities
Financial liabilities at fair value through profit or loss, noncurrent	2, 16	93,932	—	—
Bonds payable	2, 17	7,495,304	7,497,110	228,849
Long-term loans	2, 18, 28	—	633,333	19,332
Accrued pension liabilities	2, 19	3,171,562	3,219,092	98,263
Deposits-in		14,415	9,984	305
Deferred income tax liabilities, noncurrent	2, 25	47,548	13,602	415
Deferred credits — intercompany profits	2	9,666	—	—
Other liabilities — others		533,638	533,090	16,273

Total long-term liabilities		11,366,065	11,906,211	363,437

Total liabilities		56,560,590	24,740,214	755,196

Commitments and Contingent	29
Minority interests		6,530,810	6,982,125	213,130

Capital Stock	2, 20, 21, 23	132,144,949	129,877,713	3,964,521
Additional Paid-in Capital	2, 20	66,126,806	58,149,513	1,775,016
Retained earnings	20, 23	31,651,091	(7,036,551)	(214,791)
Cumulative translation adjustment		(866,562)	1,347,373	41,129
Unrealized gain or loss on financial instruments		22,413,852	2,457,922	75,028
Treasury stock	2, 20, 22	(15,003,247)	(119,801)	(3,657)

Total shareholders’ equity		236,466,889	184,676,169	5,637,246

Total liabilities and shareholders’ equity		299,558,289	216,398,508	6,605,572

The accompanying notes are an integral part of these consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in Thousands, Except for Earnings per Share )

		For the year ended December 31,
	Notes	2006	2007	2008
		NT$	NT$	NT$	US$
Net operating revenues	2, 27	112,003,819	113,311,298	96,813,546	2,955,236
Cost of goods sold	2, 24	(90,638,293)	(89,768,276)	(81,129,063)	(2,476,467)

Gross profit		21,365,526	23,543,022	15,684,483	478,769

Operating expenses	2, 24
Sales and marketing expenses		(3,365,678)	(4,068,984)	(3,483,628)	(106,338)
General and administrative expenses		(3,422,340)	(3,723,916)	(3,054,683)	(93,244)
Research and development expenses	2	(9,418,877)	(9,631,227)	(8,274,070)	(252,566)

		(16,206,895)	(17,424,127)	(14,812,381)	(452,148)

Operating income		5,158,631	6,118,895	872,102	26,621

Non-operating income
Interest revenue		1,562,704	1,330,418	686,268	20,948
Investment gain accounted for under the equity method, net	2, 11	1,178,103	625,752	—	—
Dividend income		950,546	2,171,720	2,093,528	63,905
Gain on disposal of property, plant and equipment	2	331,767	669,076	88,930	2,715
Gain on disposal of investments	2, 17	28,651,109	12,040,872	3,386,004	103,358
Exchange gain, net	2, 33	316,006	137,414	381,696	11,651
Gain on valuation of financial assets	2, 5	750,378	—	—	—
Gain on valuation of financial liabilities	2, 5, 16	306,140	20,633	—	—
Other income	17	862,750	933,808	1,206,323	36,823

		34,909,503	17,929,693	7,842,749	239,400

Non-operating expenses
Interest expense	2, 12, 17	(648,408)	(181,262)	(71,161)	(2,172)
Investment loss accounted for under the equity method, net	2, 11	—	—	(10,464,849)	(319,440)
Loss on disposal of property, plant and equipment	2	(107,962)	(124,071)	(33,559)	(1,024)
Loss on decline in market value and obsolescence of inventories	2	(1,089,490)	(372,359)	(3,273,425)	(99,921)
Financial expenses		(230,757)	(137,134)	(90,735)	(2,770)
Impairment loss	2, 14	(1,330,293)	(575,784)	(13,179,858)	(402,316)
Loss on valuation of financial assets	2, 5, 16	—	(2,788,343)	(2,397,962)	(73,198)
Loss on valuation of financial liabilities	2, 16	—	—	(1,046,081)	(31,932)
Other losses	2	(73,799)	(199,292)	(143,392)	(4,377)

		(3,480,709)	(4,378,245)	(30,701,022)	(937,150)

Income (loss) before income tax and minority interests		36,587,425	19,670,343	(21,986,171)	(671,129)
Income tax expense	2, 25	(3,261,622)	(2,809,874)	(996,921)	(30,431)
Cumulative effect of changes in accounting principles		(1,188,515)	—	—	—
Minority interests loss		482,025	101,293	663,017	20,239

Net income (loss)		32,619,313	16,961,762	(22,320,075)	(681,321)

Earnings (losses) per share-basic (in dollars)	2, 26	1.71	1.03	(1.70)

Shares used in per share calculation — basic		19,028,636	16,464,412	13,110,984

Earnings (losses) per share-diluted (in dollars)	2, 26	1.66	1.00	(1.70)

Shares used in per share calculation — diluted		19,686,965	16,943,404	13,170,391

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Thousands)

	Capital				Retained Earning				Cumulative
			Collected in	Additional Paid-in			Unappropriated	Unrealized Gain/Loss on	Translation
	Common Stock	Shares	Advance	Capital	Legal Reserve	Special Reserve	Earnings	Financial Instruments	Adjustment	Treasury Stock	Minority Interests	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2006	197,947,033	19,794,703	36,600	85,381,599	15,996,839	1,744,171	8,831,782	(80,989)	(241,153)	(51,332,329)	6,336,685	264,620,238
The effect of adopting SFAS NO. 34	—	—	—	—	—	—	—	24,097,170	11,547	—	—	24,108,717
Appropriation of 2005 retained earnings
Legal reserve	—	—	—	—	702,669	—	(702,669)	—	—	—	—	—
Special reserve	—	—	—	—	—	(1,422,021)	1,422,021	—	—	—	—	—
Cash dividends	—	—	—	—	—	—	(7,161,267)	—	—	—	—	(7,161,267)
Stock dividends	895,158	89,516	—	—	—	—	(895,158)	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	(6,324)	—	—	—	—	(6,324)
Employee bonus - cash	—	—	—	—	—	—	(305,636)	—	—	—	—	(305,636)
Employee bonus - stock	458,455	45,846	—	—	—	—	(458,455)	—	—	—	—	—
Additional paid-in capital transferred to common stock	895,158	89,516	—	(895,158)	—	—	—	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	(27,286,339)	—	(27,286,339)
Cancellation of treasury stock	(10,000,000)	(1,000,000)	—	(3,269,100)	—	—	(6,371,128)	—	—	19,640,228	—	—
Adjustment of treasury stock due to loss of control over subsidiary	—	—	—	(57,972)	—	—	(9,198,144)	(6,826,238)	—	29,583,776	—	13,501,422
Net income in 2006	—	—	—	—	—	—	32,619,313	—	—	—	(482,025)	32,137,288
Adjustment of additional paid-in capital accounted for under the equity method	—	—	—	(62,686)	—	—	—	—	—	—	—	(62,686)
Adjustment of funds and investments disposal	—	—	—	(14,091,043)	—	—	—	—	8,170	—	—	(14,082,873)
Cash dividends allocated to subsidaries	—	—	—	66,910	—	—	—	—	—	—	—	66,910
Changes in unrealized gain on available-for-sale financial assets	—	—	—	—	—	—	—	1,066,672	—	—	—	1,066,672
Changes in unrealized gain on financial instruments of investees	—	—	—	—	—	—	—	9,301,230	—	—	—	9,301,230
Exercise of employee stock options	1,079,523	107,952	11,405	634,737	—	—	—	—	—	—	—	1,725,665
Common stock transferred from capital collected in advance	36,600	3,660	(36,600)	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	—	(603,486)	—	—	(603,486)
Changes in minority interests	—	—	—	—	—	—	—	—	—	—	383,358	383,358

Balance as of December 31, 2006	191,311,927	19,131,193	11,405	67,707,287	16,699,508	322,150	17,774,335	27,557,845	(824,922)	(29,394,664)	6,238,018	297,402,889

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Thousands)

	Capital				Retained Earnings				Cumulative
			Collected in	Additional Paid-in			Unappropriated	Unrealized Gain/Loss on	Translation		Minority
	Common Stock	Shares	Advance	Capital	Legal Reserve	Special Reserve	Earnings	Financial Instruments	Adjustment	Treasury Stock	Interests	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2007	191,311,927	19,131,193	11,405	67,707,287	16,699,508	322,150	17,774,335	27,557,845	(824,922)	(29,394,664)	6,238,018	297,402,889
Appropriation of 2006 retained earnings
Legal reserve	—	—	—	—	1,777,434	—	(1,777,434)	—	—	—	—	—
Special reserve	—	—	—	—	—	502,772	(502,772)	—	—	—	—	—
Cash dividends	—	—	—	—	—	—	(12,461,529)	—	—	—	—	(12,461,529)
Remuneration to directors and supervisors	—	—	—	—	—	—	(15,494)	—	—	—	—	(15,494)
Employee bonus - cash	—	—	—	—	—	—	(2,324,120)	—	—	—	—	(2,324,120)
Capital reduction	(57,393,578)	(5,739,358)	—	(1,142,437)	—	—	(2,650,494)	—	—	7,275,517	—	(53,910,992)
Adjustment of treasury stock held by subsidiary due to capital reduction	—	—	—	14,789	—	—	—	—	—	52,039	—	66,828
Cancellation of treasury stock	(1,920,670)	(192,067)	—	(622,323)	—	—	(2,655,027)	—	—	5,198,020	—	—
Treasury stock sold to employees	—	—	—	182	—	—	—	—	—	1,865,841	—	1,866,023
Net income in 2007	—	—	—	—	—	—	16,961,762	—	—	—	(101,293)	16,860,469
Adjustment of additional paid-in capital accounted for under the equity method	—	—	—	51,867	—	—	—	—	—	—	—	51,867
Adjustment of funds and investments disposal	—	—	—	11,310	—	—	—	—	(150)	—	—	11,160
Cash dividends allocated to subsidaries	—	—	—	15,541	—	—	—	—	—	—	—	15,541
Changes in unrealized gain on available-for-sale financial assets	—	—	—	—	—	—	—	(2,539,032)	—	—	—	(2,539,032)
Changes in unrealized gain on financial instruments of investees	—	—	—	—	—	—	—	(2,604,961)	—	—	—	(2,604,961)
Exercise of employee stock options	135,865	13,586	—	90,590	—	—	—	—	—	—	—	226,455
Common stock transferred from capital collected in advance	11,405	1,141	(11,405)	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	—	(41,490)	—	—	(41,490)
Changes in minority interests	—	—	—	—	—	—	—	—	—	—	394,085	394,085

Balance as of December 31, 2007	132,144,949	13,214,495	—	66,126,806	18,476,942	824,922	12,349,227	22,413,852	(866,562)	(15,003,247)	6,530,810	242,997,699

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Thousands)

	Capital				Retained Earnings				Cumulative
			Collected in	Additional Paid-in			Unappropriated Earnings	Unrealized Gain/Loss on	Translation		Minority
	Common Stock	Shares	Advance	Capital	Legal Reserve	Special Reserve	(Accumulated Deficit)	Financial Instruments	Adjustment	Treasury Stock	Interests	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2008	132,144,949	13,214,495	—	66,126,806	18,476,942	824,922	12,349,227	22,413,852	(866,562)	(15,003,247)	6,530,810	242,997,699
Appropriation of 2007 retained earnings
Legal reserve	—	—	—	—	1,234,923	—	(1,234,923)	—	—	—	—	—
Special reserve	—	—	—	—	—	(824,922)	824,922	—	—	—	—	—
Cash dividends	—	—	—	—	—	—	(9,382,647)	—	—	—	—	(9,382,647)
Stock dividends	1,000,816	100,081	—	—	—	—	(1,000,816)	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	(11,939)	—	—	—	—	(11,939)
Employee bonus - cash	—	—	—	—	—	—	(286,541)	—	—	—	—	(286,541)
Employee bonus - stock	1,146,166	114,617	—	—	—	—	(1,146,166)	—	—	—	—	—
Additional paid-in capital transferred to common stock	4,628,772	462,877	—	(4,628,772)	—	—	—	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	(2,278,456)	—	(2,278,456)
Cancellation of treasury stock	(9,042,990)	(904,299)	—	(3,579,454)	—	—	(4,539,458)	—	—	17,161,902	—	—
Net loss in 2008	—	—	—	—	—	—	(22,320,075)	—	—	—	(663,017)	(22,983,092)
Adjustment of additional paid-in capital accounted for under the equity method	—	—	—	202,610	—	—	—	—	—	—	—	202,610
Adjustment of funds and investments disposal	—	—	—	16,783	—	—	—	—	(267)	—	—	16,516
Cash dividends allocated to subsidaries	—	—	—	11,540	—	—	—	—	—	—	—	11,540
Changes in unrealized gain on available-for-sale financial assets	—	—	—	—	—	—	—	(21,771,498)	—	—	—	(21,771,498)
Changes in unrealized gain on financial instruments of investees	—	—	—	—	—	—	—	1,815,568	—	—	—	1,815,568
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	—	2,214,202	—	—	2,214,202
Changes in minority interests	—	—	—	—	—	—	—	—	—	—	1,114,332	1,114,332

Balance as of December 31, 2008	129,877,713	12,987,771	—	58,149,513	19,711,865	—	(26,748,416)	2,457,922	1,347,373	(119,801)	6,982,125	191,658,294

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands)

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income (loss) attributable to shareholders of the parent	32,619,313	16,961,762	(22,320,075)	(681,321)
Net loss attributable to minority interests	(482,025)	(101,293)	(663,017)	(20,239)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	44,301,314	37,829,718	37,197,219	1,135,446
Amortization	1,826,622	1,383,794	1,314,885	40,137
Bad debt expense (reversal)	(164,908)	256	95,348	2,911
Loss on decline in market value and obsolescence of inventories	1,089,490	372,359	3,273,425	99,921
Loss on valuation of financial assets and liabilities	131,997	2,767,710	3,444,043	105,130
Investment loss (gain) accounted for under the equity method	(1,178,103)	(625,752)	10,464,849	319,440
Cash dividends received under the equity method	1,086,996	660,050	134,924	4,119
Gain on disposal of investments	(28,651,109)	(12,040,872)	(3,386,004)	(103,358)
Gain on disposal of property, plant and equipment	(223,805)	(545,005)	(55,371)	(1,691)
Gain on reacquisition of bonds	(18,465)	(6,205)	—	—
Amortization of bond discounts	87,369	58,461	7,830	239
Exchange gain on financial assets and liabilities	(13,009)	(45,182)	(43,865)	(1,339)
Exchange loss (gain) on long-term liabilities	(127,179)	127,417	(178,877)	(5,460)
Write-off of deferred charges	—	—	12,867	393
Amortization of deferred income	(99,210)	(149,106)	(173,303)	(5,290)
Impairment loss	1,330,293	575,784	13,179,858	402,316
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(5,803,828)	738,675	(774,040)	(23,628)
Notes and accounts receivable	783,372	(874,901)	7,425,151	226,653
Other receivables	97,674	513,065	139,861	4,269
Inventories	(1,262,091)	(1,354,730)	699,986	21,367
Prepaid expenses	(78,560)	72,758	187,747	5,731
Deferred income tax assets	1,231,531	1,646,169	266,193	8,126
Other current assets	13,924	(9,807)	—	—
Accounts payable	(135,076)	378,415	(3,488,163)	(106,476)
Accrued expenses	406,295	675,927	(1,556,394)	(47,509)
Other payables	51,232	(38,313)	1,681	51
Other current liabilities	183,773	(117,122)	(192,707)	(5,882)
Accrued pension liabilities	110,883	56,020	49,401	1,508
Capacity deposits	(4,953)	(873,554)	(4,447)	(136)
Other liabilities — others	14,178	87,769	192,279	5,869

Net cash provided by operating activities	47,123,935	48,124,267	45,251,284	1,381,297

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(427,202)	—	(50,000)	(1,526)
Acquisition of available-for-sale financial assets	(5,145,237)	(3,912,891)	(670,264)	(20,460)
Acquisition of financial assets measured at cost	(2,281,596)	(1,359,890)	(917,424)	(28,005)
Acquisition of long-term investments accounted for under the equity method	(3,524,941)	(1,343,316)	(2,450,628)	(74,806)
Acquisition of held-to-maturity financial assets	—	—	(352,645)	(10,765)
Proceeds from disposal of financial assets at fair value through profit or loss	74,092	—	42,596	1,300
Proceeds from disposal of available-for-sale financial assets	18,697,235	9,226,736	4,285,844	130,826
Proceeds from disposal of financial assets measured at cost	903,019	1,004,253	425,865	13,000
Proceeds from disposal of long-term investments accounted for under the equity method	8,202,027	1,531,544	824	25
Proceeds from maturity of held-to-maturity financial assets	—	1,119,950	—	—
Prepayment for long-term investments	—	(648,360)	(5,160)	(158)
Proceeds from capital reduction and liquidation of investments	204,352	342,206	289,915	8,850
Acquisition of property, plant and equipment	(33,239,978)	(28,299,165)	(11,514,548)	(351,482)
Proceeds from disposal of property, plant and equipment	587,904	1,751,144	261,583	7,985
Acquisition of deferred charges	(1,095,114)	(1,255,453)	(770,262)	(23,512)
Decrease in restricted deposits	555,800	—	—	—
Decrease (increase) in other assets	(66,542)	(1,038)	1,301	40

Net cash used in investing activities	(16,556,181)	(21,844,280)	(11,423,003)	(348,688)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands)

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Proceeds (repayment) from short-term loans	204,265	14,000	(293,051)	(8,945)
Increase in long-term loans	—	—	700,000	21,368
Redemption of bonds	(10,250,000)	(5,355,192)	(22,716,624)	(693,426)
Reacquisition of bonds	(1,844,683)	(819,323)	—	—
Remuneration paid to directors and supervisors	(6,324)	(15,494)	(11,939)	(365)
Increase (decrease) in deposits-in	(6,379)	2,136	(4,436)	(135)
Cash dividends	(7,155,865)	(12,446,080)	(9,371,107)	(286,053)
Payment of employee bonus	(305,636)	(2,324,120)	(286,541)	(8,747)
Treasury stock sold to employees	—	1,866,023	—	—
Capital reduction	—	(53,844,157)	—	—
Purchase of treasury stock	(27,286,339)	—	(2,278,456)	(69,550)
Exercise of employee stock options	1,725,665	226,455	—	—
Increase (decrease) in minority shareholders	(130,269)	2,202	(117,496)	(3,587)

Net cash used in financing activities	(45,055,565)	(72,693,550)	(34,379,650)	(1,049,440)

Effect of exchange rate changes on cash and cash equivalents	(247,242)	238,502	1,439,871	43,952
Effect of subsidiaries change	(38,539)	—	—	—

Net increase (decrease) in cash and cash equivalents	(14,773,592)	(46,175,061)	888,502	27,121
Cash and cash equivalents at beginning of period	108,626,800	93,853,208	47,678,147	1,455,377

Cash and cash equivalents at end of period	93,853,208	47,678,147	48,566,649	1,482,498

Supplemental disclosures of cash flow information:
Cash paid for interest	971,038	522,300	400,238	12,217

Cash paid for income tax	167,433	2,094,070	1,000,974	30,555

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	38,054,650	24,205,072	7,196,408	219,671
Add: Payable at beginning of period	5,315,695	10,130,367	6,036,274	184,257
Less: Payable at end of period	(10,130,367)	(6,036,274)	(1,718,134)	(52,446)

Cash paid for acquiring property, plant and equipment	33,239,978	28,299,165	11,514,548	351,482

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	69,621	3,285,254	—	—
Book value of available-for-sale financial assets delivered for exchange	(20,242)	(895,055)	—	—
Elimination of related balance sheet accounts	15,302	392,118	—	—

Recognition of gain on disposal of available-for-sale financial assets	64,681	2,782,317	—	—

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	HISTORY AND ORGANIZATION
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
The numbers of employees as of December 31, 2008 and 2007 were 12,458 and 14,680, respectively.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements were prepared in conformity with requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).
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
Transactions between consolidated entities are eliminated in the consolidated financial statements. Prior to January 1, 2006, the difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized over 5 years; however effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC Statement of Financial Accounting Standard (SFAS) No. 25, “Business Combination — Accounting Treatment under Purchase Method” (ROC SFAS 25), and goodwill is not subject to amortization.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The consolidated entities are as follows:
As of December 31, 2007

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)

UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00

UMC	UNITED MICROELECTRONICS (EUROPE) B.V (UME-BV)	IC Sales	100.00

UMC	UMC CAPITAL CORP.	Investment holding	100.00

UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00

UMC	TLC CAPITAL CO., LTD. (TLC)	Consulting and planning for investment in new business	100.00

UMC	UMCI LTD. (UMCI)	Sales and manufacturing of integrated circuits	100.00

UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	99.99

UMC	UNITED MICRODISPLAY OPTRONICS CORP. (UMO)	Sales and manufacturing of LCOS	85.24

UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	50.09

FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00

UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00

UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00

UMO	UMO(HK) LIMITED (Note)	Investment holding	100.00

Note:	UMO(HK) LIMITED has filed for liquidation in October, 2008, and it is not included in the consolidated financial statements of 2008.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2008

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)

UMC	UMC-USA	IC Sales	100.00

UMC	UME BV	IC Sales	100.00

UMC	UMC CAPITAL CORP.	Investment holding	100.00

UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00

UMC	TLC	Consulting and planning for investment in new business	100.00

UMC	UMCI	Sales and manufacturing of integrated circuits	100.00

UMC	FORTUNE	Consulting and planning for investment in new business	99.99

UMC	UMO	Sales and manufacturing of LCOS	89.99

UMC	UMCJ	Sales and manufacturing of integrated circuits	52.64

FORTUNE	UNITRUTH	Investment holding	100.00

UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00

UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00

TLC	SOARING CAPITAL CORP.	Investment holding	100.00

SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported periods. The actual results may differ from those estimates.
Foreign Currency Transactions
Transactions denominated in foreign currencies are remeasured into the local functional currencies and recorded based on the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured into the local functional currencies at the exchange rates prevailing at the balance sheet date, with the related exchange gains or losses included in the consolidated statements of income. Translation gains or losses from investments in foreign entities are recognized as a cumulative translation adjustment in consolidated shareholders’ equity.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to the consolidated statements of income, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded in the consolidated statements of income. Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to shareholders’ equity, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded as adjustment items to a cumulative translation adjustment in consolidated shareholders’ equity. Non-monetary assets and liabilities denominated in foreign currencies and reported at cost are remeasured at historical exchange rates.
Translation of Foreign Currency Financial Statements
The financial statements of foreign subsidiaries and UMC’s Singapore branch (the Branch) are translated into New Taiwan Dollars using the spot rates at the balance sheet date for asset and liability accounts and average exchange rates for profit and loss accounts. The cumulative translation effects from the subsidiaries and the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in consolidated shareholders’ equity.
Convenience Translation into US Dollars
Translations of amount from New Taiwan dollars (NT$) into United States dollars for the reader’s convenience were calculated at the noon buying rate of US$1.00 to NT$32.76 on December 31, 2008 in The City of New York for cable transfers of NT$ as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the NT$ amounts could have been, or could be, converted into United States dollars at such rate.
Cash Equivalents
Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.
Financial assets and financial liabilities
In accordance with ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement” (ROC SFAS 34) and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as either financial assets at fair value through profit or loss, held-to-maturity financial assets, financial assets measured at cost, or available-for-sale financial assets. Financial liabilities are recorded at fair value through profit or loss.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company accounts for purchase or sale of financial instruments as of the trade date, which is the date the Company commits to purchase or sell the asset or liability. Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs.
a.	Financial assets and financial liabilities at fair value through profit or loss
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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
d.	Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial instruments not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables. Subsequent measurement is calculated at fair value. Investments in listed companies are measured at closing prices as of the balance sheet date. Any gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss arising from monetary financial assets denominated in foreign currencies, is recognized as an adjustment to consolidated shareholders’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to consolidated shareholders’ equity will be recorded in the consolidated statements of income.
The Company recognizes an impairment loss when objective evidence of impairment exists. Any reduction in the impairment loss of equity investments in subsequent periods will be recognized as an adjustment to consolidated shareholders’ equity. The impairment loss of a debt security may be reversed and recognized in the consolidated statements of income if the security recovers and the Company concludes the recovery is related to improvements in the factors or events that originally caused the impairment.
Allowance for Doubtful Accounts
An allowance for doubtful accounts is provided based on management’s judgment of the collectability and aging analysis of accounts and other receivables.
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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method. Prior to January 1, 2006, the difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date was amortized over 5 years; however, effective from January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC SFAS 25, , in which goodwill is not subject to amortization.
The change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts.
Unrealized intercompany gains and losses arising from sales from the Company to equity method investees are eliminated in proportion to the Company’s ownership percentage at the end of the period until realized through transactions with third parties. Intercompany gains and losses arising from transactions between the Company and majority-owned (above 50%) subsidiaries are eliminated entirely until realized through transactions with third parties.
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
If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is recognized as impairment loss in the current period.
The total value of an investment after -recognition of the investment losses cannot be negative. If the Company has the positive intention to continue to support the investees, or the losses of investees are only temporary, the Company will continue to recognize investment losses based on its proportionate share. If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to liabilities on the consolidated balance sheet.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company ceases to use the equity method upon a loss of ability to exercise significant influence over an investee. In accordance with ROC SFAS 34, the carrying value of the investment upon the loss of significant influence remains as the carrying value of the investment. Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated shareholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as gain or loss on disposal of investments. Cash dividends received during the year of change are applied as a reduction of the carrying amount of the investment. Dividends received in subsequent years are recorded in accordance with ROC SFAS No. 32, “Accounting for Revenue Recognition”.
Gain or loss on disposal of long-term investments is based on the difference between selling price and book value of investments sold. Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated shareholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as gain or loss on disposal of investments.
Property, Plant and Equipment
Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated over their estimated useful lives. Upon disposal of property, plant and equipment, the original cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expense. Idle assets are classified as other assets at the lower of net book or net realizable value, with the difference charged to non-operating expenses.
Depreciation is recognized on a straight-line basis using the estimated economic life of the assets:

Buildings	3 ~ 55 years
Machinery and equipment	5 ~ 6 years
Transportation equipment	4 ~ 5 years
Furniture and fixtures	2 ~ 20 years
Leased assets and leasehold improvements	The lease period or estimated economic life, whichever is shorter
Intangible Assets
Effective from January 1, 2006, goodwill generated from business combinations is no longer subject to amortization.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
An impairment loss will be recognized when the decrease in fair value of intangible assets are other than temporary. The book value after recognizing the impairment loss is recorded as the new cost.
Deferred Charges
Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property license fees — the shorter of contract term or estimated economic life of the related technology; and software — 3 to 5 years.
Originally, the issuance costs of convertible and exchangeable bonds were classified as deferred charges and amortized over the life of the bonds. Effective from January 1, 2006, the unamortized amounts as of December 31, 2005 were reclassified as a bond discount and recorded as a deduction to bonds payable. The amounts are amortized using the effective interest method over the remaining life of the bonds. If the difference between the straight-line method and the effective interest method is immaterial, the amortization of the bond discount may be amortized using the straight-line method and recorded as interest expenses.
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
When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related shareholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.
In accordance with ROC SFAS 34 effective as of January 1, 2006, since the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related, derivative financial instruments embedded in exchangeable bonds are bifurcated and accounted as financial liabilities at fair value through profit or loss.

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
The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees eligible for the Labor Standards Law, a defined benefit plan, were allowed to either elect to the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.
The accounting for UMC’s pension liability is computed in accordance with ROC SFAS No.18, “Accounting for Pension” (ROC SFAS 18). Net pension costs of the defined benefit plan are recorded based on an independent actuarial valuation. Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. UMC recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.
Employee Stock Option Plan
The Company used the intrinsic value method to recognize compensation cost for its employee stock options issued between January 1, 2004 and December 31,2007, in accordance with Accounting Research and Development Foundation (ARDF) Interpretation Nos. 92-070~072. For options granted on or after January 1, 2008, the Company recognizes compensation cost using the fair value method in accordance with ROC SFAS No. 39 “Accounting for Share-Based Payment” (ROC SFAS 39).
Employee Bonus and Remunerations Paid to Directors and Supervisors
In accordance with ARDF Interpretation No. 96-052 “Accounting for Employee Bonus and Remunerations to Directors and Supervisors” (ARDF Interpretation 96-052) effective from January 1, 2008, employee bonus and remunerations paid to directors and supervisors are charged to expense at fair value and are no longer accounted for as an appropriation of retained earnings.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Treasury Stock
In accordance with ROC SFAS No. 30, “Accounting for Treasury Stock”, treasury stock held by the Company is accounted for under the cost method. The cost of treasury stock is shown as a deduction to consolidated shareholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital. Prior to December 31, 2007, treasury stock transferred to employees was accounted as treasury stock transaction and no compensation expense was recorded. The Company’s stock held by its subsidiaries is also treated as treasury stock. Cash dividends received by subsidiaries from the Company are recorded as additional paid-in capital — treasury stock transactions.
Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured. Most of the Company’s sales transactions have shipping terms of Free on Board (FOB) or Free Carrier (FCA) shipment in which title and the risk of loss or damage is transferred to the customer upon delivery of the product to a carrier approved by the customer.
Allowance for sales returns and discounts are estimated taking into consideration customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectability. Such allowances are recorded in the same period in which sales are made. Shipping and handling costs are included in sales expenses.
Research and Development Expenditures
Research and development expenditures are charged to expenses as incurred.
Capital Expenditures Versus Operating Expenditures
Expenditures are capitalized when it is probable that the Company will receive future economic benefits associated with the expenditures.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Income Tax
The Company adopted ROC SFAS No. 22, “Accounting for Income Taxes” (ROC SFAS 22) for inter-period and intra-period income tax allocation. The provision for income taxes includes deferred income tax assets and liabilities that are a result of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, loss carry-forward and investment tax credits. A valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, its classification is based on the expected reversal date of the temporary difference.
According to ROC SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditures, employee training, and certain equity investment by the flow-through method.
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
Earnings (Losses) per Share
Earnings (Losses) per share is computed according to ROC SFAS No. 24, “Earnings Per Share”. Basic earnings (losses) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings (losses) per share is computed by taking basic earnings (losses) per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income (loss) is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and bonus share issues.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Asset Impairment
Pursuant to ROC SFAS No. 35, “Impairment of Assets” (ROC SFAS 35), the Company assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use. For previously recognized losses, the Company assesses at the balance sheet date if any indication that the impairment loss no longer exists or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result had no impairment loss been recognized for the assets in prior years.
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
New Accounting Pronouncements
In November 2007, the Accounting Research and Development Foundation in Taiwan issued ROC SFAS No. 10, “Accounting for Inventory” (ROC SFAS 10), which provides guidance on initial recognition, measurement, presentation and disclosure of inventory. Last-In-First-Out is not permitted. Idle facility expense and wasted material (spoilage) shall be recognized as current-period charges. The allocation of fixed production overheads to the costs of conversion shall be based on the normal capacity of the production facilities. Inventories are carried at the lower of cost and net realizable value. The rule of cost or net realizable value, whichever is lower, should be applied directly to each item, not to the total of the inventory. The standard is effective from January 1, 2009. Upon adopting ROC SFAS 10, we will change our accounting treatment of inventory after January 1, 2009.
3.	ACCOUNTING CHANGES
Employee Stock Options
Effective from January 1, 2008, the Company adopted ROC SFAS. 39 to account for share-based payments. This change in accounting principles had no effect on net loss or loss per share for the year ended December 31, 2008.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Employee Bonus and Remunerations Paid to Directors and Supervisors
Effective from January 1, 2008, the Company adopted ARDF Interpretation No. 96-052 to account for share-based employee bonus and remunerations paid to directors and supervisors. This change in accounting principles had no effect on consolidated net loss or consolidated loss per share for the year ended December 31, 2008.
4.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2007	2008
	NT$’000	NT$’000
Cash
Cash on hand	2,665	2,478
Checking and savings accounts	6,031,675	5,098,037
Time deposits	35,697,615	37,311,317

Subtotal	41,731,955	42,411,832

Cash equivalents	5,946,192	6,154,817

Total	47,678,147	48,566,649

5.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of December 31,
	2007	2008
	NT$’000	NT$’000
Current
Listed stocks	4,800,385	1,448,506
Convertible bonds	—	232,799
Forward contract	—	59,750
Open-end funds	4,550	—

Subtotal	4,804,935	1,741,055

Noncurrent
Convertible bonds	47,598	60,010
Interest rate swaps	—	113,550

Subtotal	47,598	173,560

Total	4,852,533	1,914,615

During the years ended December 31, 2007 and 2008, net losses arising from the changes in fair value of financial assets at fair value through profit or loss, were NT$2,737 million and NT$2,366 million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6.	HELD-TO-MATURITY FINANCIAL ASSETS, CURRENT

	As of December 31,
	2007	2008
	NT$’000	NT$’000
Floating rate notes	—	324,297
Bonds	—	28,348

Total	—	352,645

7.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2007	2008
	NT$’000	NT$’000
Accounts receivable	15,628,817	9,005,705
Less: Allowance for sales returns and discounts	(600,052)	(607,944)
Less: Allowance for doubtful accounts	(2,252)	(9,529)

Net	15,026,513	8,388,232

8.	INVENTORIES, NET

	As of December 31,
	2007	2008
	NT$’000	NT$’000
Raw materials	1,158,782	916,269
Supplies and spare parts	2,223,092	2,357,131
Work in process	8,201,214	5,954,712
Finished goods	1,236,551	2,883,045

Total	12,819,639	12,111,157
Less: Allowance for loss on decline in market value and obsolescence	(951,807)	(3,993,554)

Net	11,867,832	8,117,603

Inventories were not pledged.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

	As of December 31,
	2007	2008
	NT$’000	NT$’000
Common stocks	50,757,743	16,067,389
Depositary receipts	—	177,264
Funds	153,900	39,264

Total	50,911,643	16,283,917

During the years ended December 31, 2007 and 2008, the net unrealized gain (loss) adjustments to consolidated shareholders’ equity due to changes in fair value of available-for-sale assets were a gain of NT$5,658 million and a loss of NT$31,619 million, respectively.
Additionally, the Company recognized a gain of NT$9,414 million and a loss of NT$5,532 million due to the disposal of available-for-sale assets during the years ended December 31, 2007 and 2008, respectively.
As of March 1, 2007, HIGHLINK (an equity method investee) and EPITECH TECHNOLOGY CORP. (EPITECH) (classified as an available-for-sale financial asset, noncurrent) merged into EPISTAR CORP. and were continued as EPISTAR CORP. (classified as an available-for-sale financial asset, noncurrent after the merger). During the transaction, 5.5 shares of HIGHLINK and 3.08 shares of EPITECH were exchanged for 1 share of EPISTAR CORP. 5 million shares of EPISTAR CORP., were exchanged from HIGHLINK that originally were acquired through private placement of HIGHLINK in February 2006 and its subsequent stock dividends since February 2006. Additionally, the Company acquired 6.1 million shares of Simplo Technology Co., LTD. through private placement in July 2006 and its subsequent stock dividends. The exchanges of these shares listed above are restricted by the provisions in Article 43 paragraph 8 of the Securities and Exchange Law.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10.	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of December 31,
	2007	2008
	NT$’000	NT$’000
Common stocks	5,282,110	4,567,436
Preferred stocks	2,303,264	2,413,108
Convertible bonds	16,394	27,899
Funds	693,911	648,245

Total	8,295,679	7,656,688

The Company acquired 77,000 shares of Ralink Technology Corp. through private placement in July 2007 and its subsequent stock dividends, 4.2 million shares of INPAQ Technology Co., LTD. through private placement in November 2007 and its subsequent stock dividends, and 4.6 million shares of First International Telecom Corp. through private placement in March 2008. The exchange of these shares listed above is restricted by the provision in Article 43 paragraph 8 of the Securities and Exchange Law.
11.	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD
a.	Details of long-term investments accounted for under the equity method are as follows:

	As of December 31,
	2007		2008
		Percentage of		Percentage of
		Ownership or		Ownership or
Investee Companies	Amount	Voting Rights	Amount	Voting Rights
	NT$’000%		NT$’000%
Unlisted companies
PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note A)	127,379	49.99	7,379	49.99
UWAVE TECHNOLOGY CORP. (UWAVE) (Note B)	—	48.64	—	48.64
ACHIEVE MADE INTERNATIONAL LTD.	24,920	43.29	29,297	48.03
MTIC HOLDING PTE LTD.	82,230	49.94	263,192	46.49
YUNG LI INVESTMENTS, INC.	276,345	45.16	251,165	45.16
MEGA MISSION LIMITED PARTNERSHIP	2,441,703	45.00	1,504,963	45.00
AEVOE INTERNATIONAL LTD.	13,552	38.62	24,190	43.92
UNITECH CAPITAL INC.	954,691	42.00	525,898	42.00
ANOTO TAIWAN CORP.	24,635	39.20	12,287	39.20
NEXPOWER TECHNOLOGY CORP.	784,668	34.55	2,945,835	38.76
HSUN CHIEH INVESTMENT CO., LTD.	4,122,988	36.49	1,396,484	36.49
UC FUND II	202,075	35.45	117,041	35.45
WALTOP INTERNATIONAL CORP.	141,041	40.00	171,728	34.79
XGI TECHNOLOGY INC.	32,410	31.53	74,731	33.57
CRYSTAL MEDIA INC.	46,439	32.87	40,670	32.60
CTC CAPITAL PARTNERS I, L. P.	145,021	32.11	147,728	31.40

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2007		2008
		Percentage of		Percentage of
		Ownership or		Ownership or
Investee Companies	Amount	Voting Rights	Amount	Voting Rights
	NT$’000%		NT$’000%
ALLIANCE OPTOTEK CORP.	76,505	27.76	58,386	27.63
AMIC TECHNOLOGY CORP.	101,452	25.95	30,902	25.87
UNIMICRON HOLDING LIMITED	—	—	566,380	25.25
HIGH POWER LIGHTING CORP.	46,070	23.00	48,044	22.29
MOBILE DEVICES INC.	46,522	21.79	48,436	21.03
TRANSLINK CAPITAL PARTNERS I L. P. (Note C)	46,758	16.73	56,485	11.82
SMEDIA TECHNOLOGY CORP. (SMEDIA) (Note D)	172,191	45.74	—	—

Total	9,909,595		8,321,221

Note A:	On June 27, 2006, PACIFIC set July 3, 2006 as its liquidation date through a decision at its shareholders’ meeting. The liquidation has not been completed as of December 31, 2008.

Note B:	On June 29, 2007, UWAVE reached the decision to liquidate the company at its shareholders’ meeting. The liquidation has not been completed as of December 31, 2008.

Note C:	According to the partnership contract, the Company has significant influence over TRANSLINK, and it is accounted for under the equity method.

Note D:
As of December 31, 2008, SMEDIA, CHIP ADVANCED TECHNOLOGY INC. (CHIP ADVANCED) (accounted for as financial assets measured at cost, noncurrent),USBEST TECHNOLOGY INC. (USBEST) (accounted for as financial assets measured at cost, noncurrent) and ITE TECH. INC. (ITE) merged into ITE TECH. INC. (ITE) and were continued as ITE TECH. INC. (classified as an available-for-sale financial asset, noncurrent) after the merger. During the transaction, 1 share of SMEDIA was exchanged for 0.26 share of ITE, 1 share of CHIP ADVANCED was exchanged for 0.41 share of ITE, and 1 share of USBEST was exchanged for 1.05 shares of ITE.

b.
Total gain (loss) arising from investments accounted for under the equity method were a gain of NT$626 million and a loss of NT$10,465 million for the years ended December 31, 2007 and 2008, respectively. Investment income (loss) amounted to a gain of NT$810 million and a loss of NT$9,445 million for the years ended December 31, 2007 and 2008, respectively, and the related long-term investment balances of NT$5,418 million and NT$3,040 million as of December 31, 2007 and 2008, respectively, were determined based on the investees’ financial statements audited by other auditors.

c.	The long-term equity investments were not pledged.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12.	PROPERTY, PLANT AND EQUIPMENT

	As of December 31, 2007
		Accumulated
	Cost	Depreciation	Book Value
	NT$’000	NT$’000	NT$’000
Land	1,922,230	—	1,922,230
Buildings	22,529,856	(7,944,046)	14,585,810
Machinery and equipment	446,198,339	(336,320,744)	109,877,595
Transportation equipment	85,877	(65,574)	20,303
Furniture and fixtures	3,429,067	(2,549,736)	879,331
Leasehold improvement	42,809	(40,845)	1,964
Construction in progress and prepayments	9,931,551	—	9,931,551

Total	484,139,729	(346,920,945)	137,218,784

	As of December 31, 2008
		Accumulated
	Cost	Depreciation	Book Value
	NT$’000	NT$’000	NT$’000
Land	2,269,237	—	2,269,237
Buildings	24,354,334	(9,897,661)	14,456,673
Machinery and equipment	459,711,569	(373,639,088)	86,072,481
Transportation equipment	76,742	(66,334)	10,408
Furniture and fixtures	3,582,387	(2,891,844)	690,543
Leasehold improvement	53,432	(42,391)	11,041
Construction in progress and prepayments	4,899,607	—	4,899,607

Total	494,947,308	(386,537,318)	108,409,990

a.	Total interest expense before capitalization amounted to NT$648 million, NT$266 million and NT$109 million for the years ended December 31, 2006, 2007 and 2008, respectively.
Details of capitalized interest are as follows:

	For the years ended December 31,
	2006	2007	2008
	NT$’000	NT$’000	NT$’000
Machinery and equipment	—	80,382	21,679
Other property, plant and equipment	—	4,246	16,265

Total interest capitalized	—	84,628	37,944

Interest rates applied	—	0.67%~0.92%	0.11%~1.22%

b.	Please refer to Note 28 for property plant and equipment pledged as collateral.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13.	OTHER ASSETS — OTHERS

	As of December 31,
	2007	2008
	NT$’000	NT$’000
Leased assets	1,202,453	1,157,729
Deposits-out	745,457	772,849
Others	265,587	251,199

Total	2,213,497	2,181,777

Please refer to Note 28 for Deposits-out pledged as collateral.
14.	IMPAIRMENT LOSS

	For the years ended December 31,
	2006	2007	2008
	NT$’000	NT$’000	NT$’000
Available-for-sale financial assets, noncurrent	825,863	371,194	8,386,596
Long-term investments accounted for under the equity method	33,217	—	—
Financial assets measured at cost, noncurrent	215,071	196,898	943,084
Goodwill	—	—	3,491,073
Technology know how	256,142	—	—
Property, plant and equipment	—	7,692	39,148
Others assets	—	—	319,957

Total	1,330,293	575,784	13,179,858

The Company recognizes an impairment loss of available-for-sale financial assets if objective evidence of impairment loss exists. In addition, assets will be tested by considering the Company’s own assessment and information from third parties to determine if any impairment exists on the balance sheet date. If an impairment test reveals that the carrying amount is greater than its recoverable amount after considering the future cash flow, it results in an impairment loss. As a result, the company recognized the goodwill impairment loss by adopting ROC SFAS 35.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15.	SHORT-TERM LOANS

	As of December 31,
	2007	2008
	NT$’000	NT$’000
Unsecured bank loans	359,071	132,610

Interest rates	3.43%~5.43%	3.72%

The Company’s unused short-term lines of credits amounted to NT$12,197 million and NT$12,411 million as of December 31, 2007 and 2008, respectively.
16.	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of December 31,
	2007	2008
	NT$’000	NT$’000
Current
Interest rate swaps	224,775	33,189
Forward contract	21,523	—

Subtotal	246,298	33,189
Noncurrent
Interest rate swaps	93,932	—

Total	340,230	33,189

During the years ended December 31, 2007 and 2008, net gain (loss) arising from financial liabilities at fair value through profit or loss were a net gain of NT$406 million and a net loss of NT$1,046 million, respectively.
17.	BONDS PAYABLE

	As of December 31,
	2007	2008
	NT$’000	NT$’000
Unsecured domestic bonds payable	18,000,000	7,500,000
Convertible bonds payable	12,395,500	—
Less: discounts on bonds payable	(10,720)	(2,890)

Total	30,384,780	7,497,110
Less: Current portion	(22,889,476)	—

Net	7,495,304	7,497,110

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
a.
During the period from April 16 to April 27, 2001, UMC issued five-year and seven-year unsecured bonds totaled NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year and seven-year bonds were due starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%. On April 27, 2006 and April 27, 2008, the five-year and seven-year bonds were fully repaid, respectively.

b.	On May 10, 2002, UMC issued zero coupon exchangeable bonds listed on the Euro MTF Market of the Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds were as follows:
(a)	Issue Amount: US$235 million

(b)	Period: May 10, 2002 ~ May 10, 2007

(c)	Redemption
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

iii.
UMC may redeem all, but not in part, of the bonds, at any time, in the event of certain changes in the R.O.C. tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	UMC could have, at the option of the bondholders, redeemed such bonds on February 10, 2005 at its principal amount.
(d)	Terms of Exchange
i.	Underlying securities: ADSs or common shares of AUO.

ii.
Exchange Period: The bonds were exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives were subject to certain restrictions.

iii.
Exchange Price and Adjustment: The exchange price was NT$44.3 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(e)	Exchange of the Bonds
As of December 31, 2007, certain bondholders exercised their rights to exchange their bonds with the total principal amount of US$235 million into AUO shares. Gains arising from the exercise of exchange rights during the year ended December 31, 2007 amounted to NT$2,782 million, and was recognized as gain on disposal of investments.
(f)	Redemption at maturity date
At the maturity date of May 10, 2007, UMC redeemed all of the remaining bonds outstanding in the principal amount of US$0.3 million.
c.
During the period from May 21 to June 24, 2003, UMC issued five-year and seven-year unsecured bonds totaled NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds. On June 24, 2008, the five-year bonds were fully redeemed.

d.	On October 5, 2005, UMC issued zero coupon convertible bonds on the LSE. The terms and conditions of the bonds are as follows:
(a)	Issue Amount: US$381.4 million
(b)	Period: October 5, 2005 ~ February 15, 2008
(c)	Redemption
i.
On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, UMC may redeem all, but not in part, of the bonds.

ii.	If at least 90% of the principal amount of the bonds had already been redeemed, repurchased, cancelled or converted, UMC may redeem all, but not in part, of the bonds.
iii.
In the event that UMC’s ADSs or shares have officially ceased to be listed or permitted for trading on the NYSE or the TSE, as the case may be, each bondholder would have had the right, at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
iv.
In the event of certain changes in taxation in the R.O.C. resulting in UMC becoming required to pay additional amounts, UMC may redeem all, but not in part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by UMC in such event, in which case the bondholders would not be entitled to receive payments of such additional amounts.

v.
If a significant change of control occurs with respect to UMC, each bondholder would have had the right at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	UMC redeemed the principal amount of the bonds on its maturity date, February 15, 2008.
(d)	Conversion
i.	Conversion Period: Except for the closed period, the bonds may be converted into UMC’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.
ii.	Conversion Price and Adjustment: The conversion price was US$4.253 per ADS. The applicable conversion price was subject to adjustments upon the occurrence of certain events set out in the indenture.
(e)	Redemption at maturity date:

At the maturity date of February 15, 2008, UMC had redeemed the bonds at the principal amount.
e.
On March 25, 2002, UMC’s subsidiary, UMC JAPAN (UMCJ), issued LSE- listed zero coupon convertible bonds with an aggregate principal amount of JPY17,000 million and the issue price was set at 101.75% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption
Unless previously converted, purchased and cancelled or redeemed, the bonds were redeemed on March 26, 2007 at their principal amount.
(b)	Redemption at the Option of UMCJ
i.
On or at any time after March 25, 2005, UMCJ may redeem all, but not in part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that has not been redeemed, repurchased and cancelled or converted was equal to or less than 10% of original aggregate principal amount.

ii.
In case of a corporate split or share exchange, UMCJ may redeem all, but not in part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ was not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

iii.	If a change in controls of UMCJ had occurred, bondholders would be able to require UMCJ to redeem their bonds on the date that was 85 days after the change of control occurs.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(c)	Conversion Period

At any time on or after May 3, 2002, up to and including March 19, 2007, the bonds may be converted into the common shares of UMCJ.

(d)	Conversion Price

The conversion price was set at JPY400,000 per share, subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of December 31, 2007, UMCJ has reacquired and cancelled a total amount of JPY11,630 million of the bonds from the open market. There was no reacquisition during the year ended December 31, 2007.

(f)	Redemption at maturity date

At the maturity date of March 26, 2007, UMCJ redeemed all the remaining bonds in the principal amount of JPY5,370 million.
f.
On November 25, 2003, UMCJ issued its second LSE-listed zero coupon convertible bonds with an aggregate principal amount of JPY21,500 million and the issue price was set at 101.25% of the principal amount. The terms and conditions of the bonds were as follows:

(a)	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on November 25, 2013 at their principal amount.

(b)	Redemption at the Option of UMCJ
i.
On or at any time after November 27, 2006, UMCJ may redeem all, but not in part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that had been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

ii.
In case of a corporate split or share exchange, UMCJ may redeem all, but not in part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

iii.	If a change in controls of UMCJ had occurred, bondholders would be able to require UMCJ to redeem their bonds on the date that was 70 days after the change of control occurs.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
iv.	UMCJ would have, at the option of the bondholders, redeemed such bonds on November 26, 2007 at its principal amount.
(c)	Conversion Period

The conversion period was any time on or after January 5, 2004 and on or prior to November 11, 2013. The bonds may convert into the common shares of UMCJ.

(d)	Conversion Price

The conversion price was set at JPY187,500 per share, subject to adjustment upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of December 31, 2007, UMCJ has reacquired and cancelled JPY16,270 million and JPY8,430 million, respectively, of the bonds from the open market. As of December 31, 2007, UMCJ had redeemed bonds in the principal amount of JPY5,230 million upon request from bondholders. The gain on the reacquisition amounting to JPY178 million was recognized as other income for the year ended December 31, 2007. As of December 31, 2007, UMCJ had reacquired or redeemed all the bonds in the principal amount upon request from bondholders.

g.	Repayment of the above-mentioned bonds in the future year is as follows:

Bonds repayable (Year)	Amount
NT$’000
2010	7,500,000

18.	LONG-TERM LOANS
a.	Details of long-term loans are as follows:

Lender	December 31, 2008	Redemption
	NT$’000
Unsecured Long-Term Loan from Taiwan Cooperative Bank	200,000	Repayable quarterly from March 30, 2009 to December 30, 2011 and interest is paid monthly.
Secured Long-Term Loan from Bank of Taiwan	500,000	Repayable quarterly from December 30, 2010 to September 30, 2013 and interest is paid monthly.

Subtotal	700,000
Less: Current Portion	(66,667)

Total	633,333

Interest Rate	1.815%~2.610%

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
b.	The above long-term loans will be repaid by installments with the last payment on September 30, 2013. Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
NT$’000
2009	66,667
2010	108,333
2011	233,333
2012	166,667
2013	125,000

Total	700,000

c.	The Company did not have any long-term loans as at December 31, 2007.
d.	Please refer to Note 28 for property, plant and equipment pledged as collateral for long- term loans.
19.	PENSION PLAN
a.
The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees eligible for the Labor Standards Law, a defined benefit plan, were offered the option to elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005 and a total of NT$399 million and NT$395 million were contributed by the Company for the years ended December 31, 2008 and 2007, respectively. Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and during the years ended December 31, 2008 and 2007, the Company made contributions of NT$112 million and NT$126 million, respectively.

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

c.	Change in benefit obligation during the year:

	For the years ended December 31,
	2007	2008
	NT$’000	NT$’000
Projected benefit obligation at beginning of year	(5,090,744)	(4,648,257)
Service cost	(124,193)	(130,570)
Interest cost	(136,017)	(155,276)
Benefits paid	54,122	150,704
Gain on projected benefit obligation	683,868	393,328
Exchange loss and others	(35,293)	(173,229)

Projected benefit obligation at end of year	(4,648,257)	(4,563,300)

d.	Change in pension assets during the year:

	For the years ended December 31,
	2007	2008
	NT$’000	NT$’000
Fair value of plan assets at beginning of year	1,822,322	1,962,569
Actual loss on plan assets	(7,497)	(182,392)
Contributions from employer	167,331	172,938
Benefits paid	(54,122)	(150,704)
Exchange gain and others	34,535	170,996

Fair value of plan assets at end of year	1,962,569	1,973,407

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
e.	The funding status of the pension plan is as follows:

	As of December 31,
	2007	2008
	NT$’000	NT$’000
Benefit obligation
Vested benefit obligation	(717,040)	(938,677)
Non-vested benefit obligation	(1,728,007)	(1,781,909)

Accumulated benefit obligation	(2,445,047)	(2,720,586)
Effect from projected salary increase	(2,203,210)	(1,842,714)

Projected benefit obligation	(4,648,257)	(4,563,300)
Fair value of plan assets	1,962,569	1,973,407

Funded status	(2,685,688)	(2,589,893)
Unrecognized net transitional benefit obligation	89,727	57,953
Unrecognized gain	(575,124)	(678,124)
Adjustment required to recognize minimum liabilities	(305)	(352)
Others	(172)	(8,676)

Accrued pension liabilities recognized on the consolidated balance sheet	(3,171,562)	(3,219,092)

f.	The components of the net periodic pension cost are as follows:

	For the years ended December 31,
	2006	2007	2008
	NT$’000	NT$’000	NT$’000
Service cost	128,775	124,193	130,570
Interest cost	136,780	136,017	155,276
Expected return on plan assets	(44,778)	(63,880)	(67,691)
Amortization of unrecognized transitional net benefit obligation	60,441	28,606	28,291
Amortization of unrecognized pension gain	(891)	(915)	(15,789)
Others	—	—	(8,513)

Net periodic pension cost	280,327	224,021	222,144

The actuarial assumptions underlying are as follows:

	For the year ended December 31, 2006
				UMC
	UMC	FORTUNE	UMO	JAPAN
Discount rate	2.75%	2.75%	3.75%	2.00%
Rate of salary increase	4.50%	2.00%	4.00%	2.68%
Expected return on plan assets	2.50%	2.75%	2.75%	2.00%

	For the year ended December 31, 2007
				UMC
	UMC	FORTUNE	UMO	JAPAN
Discount rate	3.50%	3.00%	3.50%	2.00%
Rate of salary increase	4.50%	3.00%	4.00%	2.58%
Expected return on plan assets	2.75%	3.00%	2.75%	5.00%

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31, 2008
				UMC
	UMC	FORTUNE	UMO	JAPAN
Discount rate	2.75%	2.50%	—	2.00%
Rate of salary increase	3.50%	3.00%	—	2.58%
Expected return on plan assets	1.50%	2.50%	—	3.84%
Expected future benefit payments are as follows:

Year	Amount
NT$’000
2009	110,114
2010	62,095
2011	66,989
2012	75,636
2013	94,277
2014-2018	730,578
The Company expects to make pension fund contributions of NT$155 million in 2009.
20.	CAPITAL STOCK
a.	UMC had 26,000 million common shares authorized to be issued, and 13,214 million shares were issued as of December 31, 2007, each at a par value of NT$10.
b.
UMC has issued a total of 220 million ADSs, which were traded on the NYSE as of December 31, 2007. The total number of common shares of UMC represented by all issued ADSs was 1,098 million shares as of December 31, 2007. One ADS represents five common shares.

c.
Among the employee stock options issued by UMC on October 7, 2002, January 3, 2003, July 1, 2004 and October 13, 2004, 14 million shares were exercised during the year ended December 31, 2007. The issuance process through the authority had been completed.

d.
As resolved during the shareholders’ meeting on June 11, 2007, UMC carried out a capital reduction of NT$57,394 million, which represented approximately 5,739 million shares or approximately 30% of its outstanding shares, for the purpose of increasing shareholders’ return on equity and reducing idle funds. The capital reduction is comprised of NT$53,911 million of cash distribution, and the proportionate cancellation of 348 million shares of treasury stock. The effective date of capital reduction was August 7, 2007 and the transaction was submitted and approved by the competent authority.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
e.	On July 17, 2007, UMC cancelled 192 million shares of treasury stock, which were repurchased during the period from May 10, 2004 to May 21, 2004 for the purpose of transferring to employees.
f.
As to the treasury stocks acquired during the periods of September 30, 2005 to November 29, 2005 and May 23, 2006 to July 13, 2006, UMC sold 32 million and 65 million shares, respectively, to employees in December 2007 and 97 million shares were added to the total amount of shares outstanding.

g.
As recommended by the board of directors, and approved by the shareholders at the meeting held on June 13, 2008, UMC issued 678 million new shares from capitalization of retained earnings and additional paid-in capital that amounted to NT$6,776 million, of which NT$1,001 million was stock dividend, NT$1,146 million was employee bonus, and NT$4,629 million was additional paid-in capital.

h.
On September 10, 2008, UMC cancelled 349 million shares of treasury stock, which were repurchased during the period from May 18, 2005 to July 15, 2005 for conversion of the convertible bonds into shares.

i.
On December 17, 2008, UMC cancelled 142 million and 214 million shares of treasury stock, which were repurchased during the periods from October 4, 2005 to November 2, 2005 and May 25, 2006 to July 13, 2006 for the purpose of transferring to employees. In addition, on December 17, 2008, UMC cancelled 200 million shares of treasury stock, which were repurchased during the period from August 28, 2008 to October 2, 2008 to maintain UMC’s credit and shareholders’ equity.

j.	UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of December 31, 2008, each at a par value of NT$10.
k.
UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of December 31, 2008. The total number of common shares of the Company represented by all issued ADSs was 1,148 million shares as of December 31, 2008. One ADS represents five common shares.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
21.	EMPLOYEE STOCK OPTIONS
On September 11, 2002, October 8, 2003, September 30, 2004, December 22, 2005, and October 9, 2007, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, 350 million, and 500 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

	Total number of	Total number of	Shares available to
	options granted	options outstanding	option holders	Exercise price
Date of grant	(in thousands)	(in thousands)	(Note)	(NTD) (Note)
October 7, 2002	939,000	—	—	$21.42
January 3, 2003	61,000	39,441	27,497	$24.15
November 26, 2003	57,330	33,749	23,529	$33.70
March 23, 2004	33,330	14,598	10,177	$31.25
July 1, 2004	56,590	34,191	23,837	$28.24
October 13, 2004	20,200	7,753	5,405	$24.28
April 29, 2005	23,460	11,246	7,840	$22.37
August 16, 2005	54,350	29,923	20,862	$29.47
September 29, 2005	51,990	37,998	26,491	$26.89
January 4, 2006	39,290	18,371	12,808	$23.17
May 22, 2006	42,058	27,875	19,433	$25.19
August 24, 2006	28,140	16,946	11,814	$24.09
December 13, 2007	500,000	437,393	437,393	$18.03

Total	1,906,738	709,484	627,086

Note:
The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock. The exercise price of the options is also adjusted according to capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
a.	A summary of the Company’s stock option plan and related information for the years ended December 31, 2008 and 2007, are as follows:

	For the years ended December 31,
	2007			2008
			Weighted-			Weighted-
			average			average
		Shares	Exercise		Shares	Exercise
		available to	Price per		available to	Price per
	Option	option holders	shares	Option	option holders	shares
	(in thousands)	(in thousands)	(NTD)	(in thousands)	(in thousands)	(NTD)
Outstanding at beginning of period	913,958	637,180	$23.73	1,287,407	1,048,832	$21.06
Granted	500,000	500,000	$18.03	—	—	$—
Exercised	(14,311)	(9,977)	$21.59	—	—	$—
Forfeited	(112,240)	(78,371)	$23.37	(186,196)	(148,647)	$21.54
Expired	—	—	$—	(391,727)	(273,099)	$21.42

Outstanding at end of period	1,287,407	1,048,832	$21.06	709,484	627,086	$20.79

Exercisable at end of period	641,427	447,181	$23.38	217,154	151,393	$27.62

Weighted-average fair value of options granted during the period	$5.4			$—
b.	The information on the Company’s outstanding stock options as of December 31, 2008, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
					Weighted-			Weighted-
				Weighted-	average			average
			Shares	average	Exercise		Shares	Exercise
			available to	Expected	Price per		available to	Price per
Authorization	Range of Exercise	Option	option holders	Remaining	share	Option	option holders	share
Date	Price (NTD)	(in thousands)	(in thousands)	Years	(NTD)	(in thousands)	(in thousands)	(NTD)
2002.09.11	$21.42~$24.15	39,441	27,497	0.00	$24.15	39,441	27,497	$24.15
2003.10.08	$28.24~$33.70	82,538	57,543	1.20	$31.00	82,538	57,543	$31.00
2004.09.30	$22.37~$29.47	86,920	60,598	2.56	$26.96	65,039	45,343	$26.94
2005.12.22	$23.17~$25.19	63,192	44,055	3.34	$24.31	30,136	21,010	$24.33
2007.10.09	$18.03	437,393	437,393	4.95	$18.03	—	—	$—

		709,484	627,086	4.04	$20.79	217,154	151,393	$27.62

c.
The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007. Compensation costs for the years ended December 31, 2006, 2007 and 2008 were NT$0.

The Company granted options prior to adopting ROC SFAS 39. Pro forma information on net income (loss) and earnings (losses) share using the fair value method is as follows:

	For the year ended December 31, 2006
	Basic earnings	Diluted earnings
	per share	per share
	NT$’000	NT$’000
Net income	32,619,313	32,653,291
Earnings per share (NTD)	$1.71	$1.66
Pro forma net income	32,149,409	32,183,387
Pro forma earnings per share (NTD)	$1.69	$1.63

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31, 2007
	Basic earnings	Diluted earnings
	per share	per share
	NT$’000	NT$’000
Net income	16,961,762	16,961,414
Earnings per share (NTD)	$1.03	$1.00
Pro forma net income	16,544,506	16,544,158
Pro forma earnings per share (NTD)	$1.00	$0.98

	For the year ended December 31, 2008
	Basic loss	Diluted loss
	per share	per share
	NT$’000	NT$’000
Net loss	(22,320,075)	(22,449,985)
Losses per share (NTD)	$(1.70)	$(1.70)
Pro forma net loss	(23,245,013)	(23,374,923)
Pro forma loss per share (NTD)	$(1.77)	$(1.78)
The fair value of the options outstanding as of December 31, 2007 and 2008 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions: expected dividend yields of 1.37%~1.71%; volatility factors of the expected market price of the Company’s common stock of 36.29%~49.10%; risk-free interest rate of 1.85%~2.85%; and a weighted-average expected life of the options of 4~5 years.
22.	TREASURY STOCK
a.	Changes in treasury stock during the years ended December 31, 2006, 2007 and 2008 are as follows:

For the year ended December 31, 2006

(In thousands of shares)

	As of			As of
Purpose	January 1, 2006	Increase	Decrease	December 31, 2006
For transfer to employees	442,067	400,000	—	842,067
For conversion of the convertible bonds into shares	500,000	—	—	500,000
To maintain UMC’s credit and shareholders’ equity	—	1,000,000	1,000,000	—

Total shares	942,067	1,400,000	1,000,000	1,342,067

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007
(In thousands of shares)

	As of			As of
Purpose	January 1, 2007	Increase	Decrease	December 31, 2007
For transfer to employees	842,067	—	486,351	355,716
For conversion of the convertible bonds into shares	500,000	—	151,417	348,583

Total shares	1,342,067	—	637,768	704,299

For the year ended December 31, 2008
(In thousands of shares)

	As of			As of
Purpose	January 1, 2008	Increase	Decrease	December 31, 2008
For transfer to employees	355,716	—	355,716	—
For conversion of the convertible bonds into shares	348,583	—	348,583	—
To maintain UMC’s credit and shareholders’ equity	—	200,000	200,000	—

Total shares	704,299	200,000	904,299	—

b.
According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital — premiums, and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that UMC could hold as of December 31, 2007 and 2008 was 1,321 million shares and 1,299 million shares, while the ceiling amount was NT$90,262 million and NT$44,203 million, respectively.

c.
In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other shareholders except for subscription to new stock issuance. Starting June 22, 2005, stocks held by subsidiaries no longer have voting rights according to the revised Companies Act.

d.
As of December 31, 2007, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 15 million shares of UMC’s stock, with a book value of NT$20.15 per share. The closing price on December 31, 2007 was NT$20.15.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2008, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$7.43 per share. The closing price on December 31, 2008 was NT$7.43.
e.
On December 16, 2008, the board of directors approved the repurchase of 300 million shares of treasury stock during the period from December 17, 2008 to February 16, 2009 for transferring to employees as part of the 13th treasury stock buy back plan. As of the date of the Report of Independent Auditors, UMC has repurchased 300 million shares.

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
d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and
e.
After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employee bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the shareholders’ meeting.
The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, stock dividend equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
During the year ended December 31, 2008, the amounts of the employee bonus and remunerations to directors and supervisors were both estimated at NT$0 under ARDF Interpretation 96-052. The board of directors estimated the amount by taking consideration of the Company’s Articles of Incorporation, government regulations and industrial average. Estimated amount of employee bonus and remunerations paid to directors and supervisors are charged to current income. If the board modified the estimates significantly in the subsequent periods during the year, the Company will recognize the change as an adjustment to current income. Moreover, if the amounts were modified by the shareholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year.
The information of appropriations (or compensation) of 2008 unappropriated retained earnings (or accumulated deficit), which was recommended by the board of directors but not approved by shareholders yet, can be obtained from the “Market Observation Post System” on the website of the TSE.
The distributions of retained earnings for the years 2006 and 2007 were approved through the shareholders’ meetings held on June 11, 2007 and June 13, 2008, respectively. The details of distribution are as follows:

	2006	2007
Cash Dividend	NT$0.70 per share	NT$0.75 per share
Stock Dividend	—	NT$0.08 per share
Employee bonus — Cash (in thousand NTD)	2,324,120	286,541
Employee bonus — Stock (in thousand NTD)	—	1,146,166
Directors’ and Supervisors’ remuneration (in thousand NTD)	15,494	11,939
The amounts of the appropriations of earnings for 2006 and 2007 are consistent with the resolutions of the meetings of the board of directors. If the above bonus to employees, and remunerations to directors and supervisors had been paid entirely in cash and charged to earnings of 2006 and 2007, the basic earnings per share (after income tax) for the years ended December 31, 2006 and 2007 would have decreased from NT$1.71 to NT$1.59 and NT$1.03 to NT$0.94, respectively.
Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings with an amount equal to the amount of items that is accounted for as deductions to shareholders’ equity such as unrealized loss on financial instruments and cumulative translation adjustments. When the deductions to shareholders’ equity are reversed, the set-aside special reserve can be distributed.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
24.	OPERATING COSTS AND EXPENSES
The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the year ended December 31,
	2006			2007			2008
	Operating	Operating		Operating	Operating		Operating	Operating
	costs	expenses	Total	costs	expenses	Total	costs	expenses	Total
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Personnel expenses
Salaries	9,003,173	3,616,996	12,620,169	11,168,190	4,418,228	15,586,418	8,982,685	3,514,894	12,497,579
Labor and health insurance	546,631	192,257	738,888	552,236	205,800	758,036	533,776	208,522	742,298
Pension	571,888	184,781	756,669	556,421	193,574	749,995	543,357	195,083	738,440
Other personnel expenses	99,293	72,899	172,192	122,884	86,776	209,660	202,502	106,008	308,510
Depreciation	42,059,492	2,183,770	44,243,262	35,665,112	2,083,539	37,748,651	34,696,769	2,407,371	37,104,140
Amortization	197,673	1,621,260	1,818,933	68,854	1,314,890	1,383,744	52,172	1,262,713	1,314,885
25.	INCOME TAX
(1)	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income (loss) based on the statutory tax rate is as follows:

	For the year ended December 31,
	2006	2007	2008
	NT$’000	NT$’000	NT$’000
Income tax on pre-tax income at statutory tax rate	8,844,990	5,323,188	(6,280,440)
Permanent and temporary differences
Investment loss	140,238	210,215	5,761,967
Gain on disposal of investments	(7,029,300)	(2,985,360)	(797,159)
Others	(71,620)	(2,397,516)	1,490,514

Subtotal	(6,960,682)	(5,172,661)	6,455,322
Change in investment tax credit	(1,335,540)	1,457,098	(748,496)
Change in loss carry-forward	(105,508)	909,702	(592,169)
Change in valuation allowance against deferred income tax assets
Investment tax credit	505,077	(530,601)	1,706,802
Loss carry-forward	440,665	33,754	592,169
Others	(59,905)	(13,452)	(78,073)

Subtotal	885,837	(510,299)	2,220,898
Change in tax rate	1,269	237	—
Estimated 10% income tax on unappropriated earnings	—	9	139
Adjustment of prior year’s tax expense	(164,111)	(19,620)	(9,499)
Income tax on interest revenue separately taxed	1,713	3,239	14,035
Income basic tax	2,021,375	818,262	32,124
Others	72,279	719	(94,993)

Income tax expense	3,261,622	2,809,874	996,921

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(2)	Significant components of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2007	2008
	NT$’000	NT$’000
Deferred income tax assets
Investment tax credit	13,535,633	13,674,858
Loss carry-forward	2,339,326	3,544,145
Pension	814,228	839,683
Allowance on sales returns and discounts	170,584	166,513
Allowance loss on decline in market value and on obsolescence of inventories	160,946	501,885
Others	582,097	728,167

Total deferred income tax assets	17,602,814	19,455,251
Valuation allowance	(11,374,792)	(14,275,819)

Net deferred income tax assets	6,228,022	5,179,432

Deferred income tax liabilities
Unrealized exchange gain	(26,535)	(12,782)
Depreciation	(1,352,946)	(860,262)
Others	(408,173)	(100,035)

Total deferred income tax liabilities	(1,787,654)	(973,079)

Total net deferred income tax assets	4,440,368	4,206,353

Deferred income tax assets — current	7,470,657	8,929,423
Deferred income tax liabilities — current	(229,784)	(99,215)
Valuation allowance	(7,021,010)	(8,168,034)

Net	219,863	662,174

Deferred income tax assets — noncurrent	10,132,157	10,525,828
Deferred income tax liabilities — noncurrent	(1,557,870)	(873,864)
Valuation allowance	(4,353,782)	(6,107,785)

Net	4,220,505	3,544,179

Total net deferred income tax assets	4,440,368	4,206,353

(3)	UMC’s income tax returns for all the fiscal years up to 2006 have been assessed and approved by the Tax Authority.

(4)
UMC was granted several four or five -year income tax exemption periods with respect to income derived from the expansion of operations. The income tax exemption periods will expire on December 31, 2015.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(5)	The Company earns investment tax credits for the amount invested in production equipment, research and development, employee training, and investment in high technology industry and venture capital.

As of December 31, 2008, the Company’s unused investment tax credit was as follows:

		Balance of unused investment
Expiration Year	Investment tax credits earned	tax credits
	NT$’000	NT$’000
2008	6,301,168	5,691,898
2009	2,409,936	2,409,936
2010	2,192,113	2,192,113
2011	1,827,118	1,827,118
2012	1,553,793	1,553,793

Total	14,284,128	13,674,858

(6)	As of December 31, 2008, the unutilized accumulated losses for the Company were as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
	NT$’000	NT$’000
2009	273,711	273,711
2010	—	—
2011	—	—
2012	4,522,435	4,522,435
2013	1,470,739	1,470,739
2014	495,775	495,775
2015	1,935,466	1,935,466
2016	183,801	183,801
2017	232,161	232,161
2018	235,787	235,787

Total	9,349,875	9,349,875

(7)
The balance of UMC’s imputation credit accounts as of December 31, 2007 and 2008 were NT$413 million and NT$205 million, respectively. The actual creditable ratio for 2007 and the expected creditable ratio for 2008 was 7.95% and 0%, respectively.

(8)	UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
26.	EARNINGS (LOSSES) PER SHARE
There were zero coupon convertible bonds and employee stock options outstanding during 2008. Therefore, in consideration of such complex structure, the calculated basic and diluted earnings (losses) per share for the years ended December 31, 2006, 2007 and 2008, are disclosed as follows:

	For the year ended December 31,
(shares expressed in thousands)	2006	2007	2008
	NT$’000	NT$’000	NT$’000
Net income (loss)	32,619,313	16,961,762	(22,320,075)
Effect of dilution:
Employee stock options	—	—	—
Convertible bonds	33,978	(348)	(129,910)

Adjusted net income (loss) assuming dilution	32,653,291	16,961,414	(22,449,985)

Weighted average shares outstanding	19,028,636	16,464,412	13,110,984
Effect of dilution:
Employee stock options	113,978	6,317	—
Convertible bonds	544,351	472,675	59,407

Adjusted weighted average shares outstanding assuming dilution	19,686,965	16,943,404	13,170,391

Retroactively adjusted weighted average shares outstanding	19,028,636	16,464,412	13,110,984

Retroactively adjusted weighted average shares outstanding assuming dilution	19,686,965	16,943,404	13,170,391

Earnings (Losses) per share — basic (in dollars)	1.71	1.03	(1.70)

Earnings (Losses) per share — diluted (in dollars)	1.66	1.00	(1.70)

The employee stock options were not dilutive when calculating the diluted losses per share for the year ended December 31, 2008; therefore, they were not included in the diluted losses per share calculation.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
27.	RELATED PARTY TRANSACTIONS
(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
AMIC TECHNOLOGY CORP.	Equity Investee
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee
XGI TECHNOLOGY INC.	Equity Investee
NEXPOWER TECHNOLOGY CORP.	Equity Investee
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
UWAVE TECHNOLOGY CORP.	Subsidiary’s equity investee
UCA TECHNOLOGY INC. (Liquidated on March 17, 2008)	Subsidiary’s equity investee
SMEDIA TECHNOLOGY CORP. (Extinguished on December 31,2008)	Subsidiary’s equity investee
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
MOBILE DEVICES INC.	Subsidiary’s equity investee
ALLIANCE OPTOTEK CORP.	Subsidiary’s equity investee
Stan Hung and 24 other seats	The Company’s director in 2007 (Including resignation during the year)
Tzyy-Jang Tseng and 12 other seats	The Company’s supervisors in 2007 (Including resignation during the year)
Shih-Wei Sun and 25 other officers	The Company’s key management personnel in 2007 (Including resignation during the year)
Stan Hung and 23 other seats	The Company’s director in 2008 (Including resignation during the year)
Tzyy-Jang Tseng and 10 other seats	The Company’s supervisors in 2008 (Including resignation during the year)
Shih-Wei Sun and 29 other officers	The Company’s key management personnel in 2008 (Including resignation during the year)
(2)	Significant Related Party Transactions
a.	Operating revenues

	For the year ended December 31,
	2006		2007		2008
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000		NT$’000
SILICON	2,046,127	2	1,596,040	1	1,031,393	1
Others	1,879,669	2	523,721	1	543,219	1

Total	3,925,796	4	2,119,761	2	1,574,612	2

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
b.	Accounts receivable, net

	As of December 31,
	2007		2008
	NT$’000		NT$’000
	Amount	Percentage	Amount	Percentage
SILICON	392,383	2	117,468	1
Others	99,664	1	135,968	2

Total	492,047	3	253,436	3

Less: Allowance for sales returns and discounts	(159,978)		(2,107)
Less: Allowance for doubtful Accounts	—		(103,966)

Net	332,069		147,363

c.	Key management personnel compensation disclosure

	For the years ended December 31,
Item	2007	2008
	NT$’000	NT$’000
Salary, compensation, allowance, income from professional practice and bonus	216,008	203,321

Please refer to Annual Report for related information of key management personnel compensation.

28.	ASSETS PLEDGED AS COLLATERAL

As of December 31, 2007

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
Deposit-out (Time deposit)	$621,596	Customs	Customs duty guarantee

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2008

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
Deposit-out (Time deposit)	$620,224	Customs	Customs duty guarantee
Equipment	6,162,081	Bank of Taiwan	Collateral for long term loan

Total	$6,782,305

29.	COMMITMENT AND CONTINGENT LIABILITIES
(1)
The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$7.8 billion. Royalties and development fees payable in future years are NT$3.3 billion as of December 31, 2008.

(2)
The Company signed several construction contracts for the expansion of its factory space. As of December 31, 2008, these construction contracts have amounted to approximately NT$2.9 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$0.5 billion.

(3)
The Company entered into several operating lease contracts for land. These renewable operating leases will expire in various years through 2032. Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
NT$’000
2009	338,356
2010	323,439
2011	302,153
2012	247,245
2013	229,923
2014 and thereafter	1,717,205

Total	3,158,321

Rental expense for the years ended December 31,2006, 2007 and 2008 was NT$1,125 million, NT$336 million and NT$373 million, respectively.

(4)
On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of UMC’s facilities. On February 18, 2005, UMC’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Immediately after UMC had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to UMC. The shareholders meeting dated June 13, 2005 resolved that to the extent permitted by law, UMC shall try to get the 15% of the outstanding shares offered by the holding company of Hejian as an asset of UMC. The holding company of Hejian offered 106 million shares of its outstanding common shares in return for UMC’s assistance. The holding company of Hejian has put all such shares in escrow. UMC was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of Hejian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, UMC may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the ROC laws and regulations allow UMC to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, UMC’s stake in the holding company of Hejian will accumulate accordingly.
In April 2005, UMC’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, UMC was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. UMC and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Executive Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. On December 27, 2007, the Administrative High Court revoked the decision and ruled in favor of Mr. Tsao. In January 2008, the ROC FSC filed an appeal with the Supreme Administrative Court. That appeal is still pending in the Supreme Administrative Court.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For UMC’s assistance to Hejian Technology Corp., UMC’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by UMC, were indicted for violating the Business Entity Accounting Act and breach of trust under the Criminal Law by Hsinchu District Prosecutor’s Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of UMC’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as UMC’s directors and had not executed their duties as UMC’s Chairman and Vice Chairman.
In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; UMC would not be subject to indictment regarding this case. Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng were pronounced innocent of the charge by Hsinchu District Court on October 26, 2007. On November 15, 2007, Taiwan’s Hsinchu District Prosecutor’s Office filed an appeal. On December 31, 2008, Taiwan High Court rejected the prosecutor’s appeal and sustained Hsinchu District Court’s decision. On January 20, 2008, Taiwan High Prosecutors Office filed an appeal against Mr. Robert H.C. Tsao and Mr. John Hsuan with the Supreme Court. The case is still pending in the Supreme Court.
On February 15, 2006, UMC was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as UMC believes it was illegally and improperly fined, UMC had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by UMC. UMC had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007. MOEA filed an appeal against UMC on August 10, 2007. That appeal is still pending in the Supreme Administrative Court.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
30.	SIGNIFICANT DISASTER LOSS

None.

31.	SIGNIFICANT SUBSEQUENT EVENT

None.

32.	RECLASSIFICATION

Certain comparative amounts have been reclassified to conform to the current year’s presentation.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
33.	FINANCIAL INSTRUMENTS
(1)	Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, preferred stock, bonds, open-end funds, short-term loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.

UMC also enters into derivative transactions, including interest rate swaps and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from UMC’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

UMC utilizes interest rate swap agreements to avoid its cash flow interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

The Company’s long-term loans bear floating interest rates. The fluctuation of market interest will result in changes in the Company’s future cash flows.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Foreign currency risk

The Company has foreign currency risk arising from purchases and sales. The Company utilizes spot or forward contracts to avoid foreign currency risk. The notional amounts of the foreign currency contracts are the same as the amounts of the hedged items. In principle, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company only trades with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, which are comprised of cash and cash equivalents, held-to-maturity financial assets, available-for-sale financial assets and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.
Although the Company trades only with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.
Liquidity risk
The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(2)	Information of financial instruments
a.	Fair value of financial instruments

	As of December 31,
	2007		2008
	Book Value	Fair Value	Book Value	Fair Value
	NT$’000	NT$’000	NT$’000	NT$’000
Financial Assets
Non-derivative
Cash and cash equivalents	47,678,147	47,678,147	48,566,649	48,566,649
Financial assets at fair value through profit or loss, current	4,804,935	4,804,935	1,681,305	1,681,305
Held-to-maturity financial assets, current	—	—	352,645	351,924
Note, accounts and other receivable	15,848,442	15,848,442	8,961,573	8,961,573
Financial assets at fair value through profit or loss, noncurrent	47,598	47,598	60,010	60,010
Available-for-sale financial assets, noncurrent	50,911,643	50,911,643	16,283,917	16,283,917
Financial assets measured at cost, noncurrent	8,295,679	—	7,656,688	—
Long-term investments accounted for under the equity method	9,909,595	9,615,972	8,321,221	7,965,944
Prepayment for long-term investments	648,360	—	5,160	—
Deposits-out	745,457	745,457	772,349	772,349
Derivative
Interest rate swaps	—	—	113,550	113,550
Forward contract	—	—	59,750	59,750

Financial Liabilities
Non-derivative
Short-term loans	359,071	359,071	132,610	132,610
Payables	21,054,519	21,054,519	12,119,552	12,119,552
Capacity deposits (current portion)	4,688	4,688	—	—
Bonds payable (current portion included)	30,384,780	29,900,297	7,497,110	7,143,323
Long-term loans (current portion included)	—	—	700,000	700,000
Derivative
Interest rate swaps	318,707	318,707	33,189	33,189
Forward contract	21,523	21,523	—	—

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:
i.
The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes and accounts receivable, short-term loans, payables and current portion of capacity deposits.

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

iv.	The fair value of financial assets measured at cost and prepayment for long-term investments are unable to be estimated since there is no active market in trading those unlisted investments.

v.	The fair value of deposits-out is based on their book value since the deposit periods are principally within one year and renewed upon maturity.

vi.	The fair value of bonds payable is determined by the market price.

vii.	The fair value of long-term loan is determined using discounted cash flow analysis, based on the Company current incremental borrowing rates for borrowings with similar types.

viii.
The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts were settled in advance at the balance sheet date.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
c.	The fair value of the Company’s financial instruments is determined by the quoted market prices or by using a valuation technique:

Non-derivative	Market Quotation		Valuation Technique
Financial Instruments	2007.12.31	2008.12.31	2007.12.31	2008.12.31
	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets
Financial assets at fair value through profit or loss, current	4,804,935	1,681,305	—	—
Held-to-maturity financial assets, current	—	351,924	—	—
Financial assets at fair value through profit or loss, noncurrent	47,598	60,010	—	—
Available-for-sale financial assets, noncurrent	49,359,916	15,673,267	1,551,727	610,650
Long-term investments accounted for under the equity method	—	—	9,615,972	7,965,944

Financial liabilities
Short-term loans	—	—	359,071	132,610
Bonds payable	29,900,297	7,143,323	—	—
Long-term loans (current portion included)	—	—	—	700,000

Derivative	Market Quotation		Valuation Technique
Financial Instruments	2007.12.31	2008.12.31	2007.12.31	2008.12.31
	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets
Interest rate swaps	—	—	—	113,550
Forward contract	—	—	—	59,750

Financial liabilities
Interest rate swaps	—	—	318,707	33,189
Forward contract	—	—	21,523	—

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
d.
For the years ended December 31, 2007 and 2008, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income during the years were a gain of NT$406 million and a loss of NT$143 million, respectively.

e.
The Company’s financial assets with cash flow interest rate risk exposure were NT$114 million; The Company’s financial liabilities with cash flow interest rate risk exposure were NT$319 million and NT$33 million as of December 31, 2007 and 2008, respectively.

f.
During the years ended December 31, 2007 and 2008, total interest revenue for financial assets or liabilities that are not at fair value through profit or loss were NT$1,330 million and NT$686 million, respectively, while interest expense for the years ended December 31, 2007 and 2008 were NT$266 million and NT$109 million, respectively.

(3)	As of December 31, 2008, the Company held floating rate note and bonds recorded as held-to-maturity financial assets for the earning of interest income. The details are disclosed as follows:
As of December 31, 2008

Underlying Securities	Amount	Rate	Due Date
	NT$’000
MORGAN STANLEY & CO.INC.	324,297	4.30%	2009.01.22
Floating rate notes
GOLDMAN SACHS GROUP INC.	28,348	6.50%	2009.02.25
Bonds
(4)
The Company entered into interest rate swaps for hedging interest rate risk arising from the counter-floating rate of its domestic bonds and forward contracts for hedging the exchange rate risk arising from net assets or liabilities denominated in foreign currency. The Company entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items and these financial instruments were not held for trading purposes. The relevant information on the derivative financial instruments entered into by the Company is as follows:

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

As of December 31, 2007 and 2008, the Company had the following interest rate swap agreements outstanding:
As of December 31, 2007

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2008	4.0% minus USD	1.52%
		12-Month LIBOR
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD	1.48%
		12-Month LIBOR

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2008

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%
b.	The details of forward contracts entered into by the Company are summarized as follows:
As of December 31, 2007

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 239 million	December 4, 2007 to January 31, 2008

As of December 31, 2008
Type	Notional Amount	Contract Period
Forward contracts	Sell USD 188 million	November 13, 2008 to February 3, 2009
c.	Transaction risk
(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates.

The cash flow requirements on forward contracts are limited to the forward contract’s principal amount, which is the same as the underlying net assets or liabilities denominated in their foreign currencies at the settlement day. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
d.	The presentation of derivative financial instruments in the financial statements is summarized as follows:

As of December 31, 2008, UMC’s interest rate swap agreements were classified as financial assets at fair value through profit or loss amounted to NT$114 million; as of December 31, 2007 and 2008, UMC’s interest rate swap agreements were classified as financial liabilities at fair value through profit or loss amounted to NT$319 million and NT$33 million, respectively. Related valuation gains of NT$82 million and of NT$174 million were recorded under non-operating revenue for the years ended December 31, 2007 and 2008, respectively.

As of December 31, 2007 and 2008, the forward contracts were classified as current assets and current liabilities amounted to the NT$22 million and NT$60 million, respectively, and the changes in valuation loss of NT$40 million and NT$317 million were recorded under non-operating expense for the years ended December 31, 2007 and 2008, respectively.
(5)	Details of subsidiaries that hold UMC’s stock are as follows:

As of December 31, 2007

	No. of Shares
Subsidiary	(in thousands)	Amount	Purpose
		NT$’000
FORTUNE VENTURE CAPITAL CORP.	15,386	310,035	Long-term investment
As of December 31, 2008

	No. of Shares
Subsidiary	(in thousands)	Amount	Purpose
		NT$’000
FORTUNE VENTURE CAPITAL CORP.	16,079	119,465	Long-term investment
34.	SEGMENT INFORMATION
(1)	Operations in different industries

The Company operates as one operating and reportable segment in semiconductor industry because the chief operating decision maker reviews the operating results of the entire consolidated company to make decisions about allocating resources and assessing performance for the entire company.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(2)	Operations in different geographic areas

The geographic region to which revenue is assigned is based on the location of the Company or its subsidiaries to which revenue earned from external customers is attributable.

	For the year ended December 31,
	2006		2007		2008
	Net		Net		Net
	operating	Long-lived	operating	Long-lived	operating	Long-lived
	revenues	assets	revenues	assets	revenues	assets
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Taiwan	38,310,762	95,599,934	43,029,375	82,780,850	28,871,703	61,364,804
Asia, excluding Taiwan	9,511,367	61,023,016	7,792,941	59,112,031	4,903,801	48,193,900
North America	55,616,919	33,004	53,177,099	23,042	53,640,645	13,787
Europe	8,564,771	3,891	9,311,883	4,002	9,397,397	2,843

	112,003,819	156,659,845	113,311,298	141,919,925	96,813,546	109,575,334

35.	US GAAP RECONCILIATION

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the Republic of China (ROC GAAP), which differ in certain material respects from generally accepted accounting principles in the United States (US GAAP). Such differences are disclosed below.

(1)	Compensation

Remuneration to directors and supervisors

The Company’s Articles of Incorporation (AOI) requires cash remuneration to its directors and supervisors from appropriating a portion of net profit, if any. Under ROC GAAP, for periods prior to January 1, 2008, such payments were charged directly to retained earnings in the period when shareholders approve such payment. Effective January 1, 2008, in accordance with ARDF Interpretation 96-052, remunerations to directors and supervisors are charged to compensation expense in the period when services are rendered and are no longer accounted for as a reduction of retained earnings. Under US GAAP, such cash payments are recorded as compensation expenses in the period when services are rendered.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Employee bonus
Pursuant to the Company’s AOI, certain employees of the Company are entitled to minimum bonuses when certain objectively determinable financial criteria are met as at the year-end. The Company’s AOI effective since 2005 specifies that employee bonus can be settled in the form of cash or common shares or a combination of both, subject to shareholders’ approval at the annual shareholder’s meeting in the subsequent year. Under ROC GAAP, employee bonus relating to periods prior to January 1, 2008 was treated as an appropriation of retained earnings and recorded when the shareholders’ approval was obtained. Stock bonus was recorded at the par value of the common share of NT$10.00. Employee bonus relating to the year beginning January 1, 2008 is charged to compensation expense in accordance with ARDF Interpretation 96-052. The employee bonus is initially accrued as at the year-end based on management’s estimate with adjustment in the subsequent year after shareholders’ approval. Under US GAAP, employee bonus is treated as compensation expense and is charged to earnings. The minimum employee bonus is initially accrued as at the year-end based on the terms of the AOI, with adjustment in the subsequent year after shareholders’ approval. Compensation expense relating to stock bonus is determined based on the fair market value of the Company’s common stock on the grant date.
Treasury stock purchased by employees
From time to time, the Company offers shares of common stock in treasury for certain employees to subscribe to compensate them for their productivity and loyalty. Under ROC GAAP, for such plan granted prior to January 1, 2008, the difference, if any, between the cost paid by the Company for the treasury stock and the cash received from our employees is charged to a shareholders’ equity account. Due to the adoption of ARDF Interpretation No. 96-266, “Accounting for treasury stock purchased by employees” in 2008, compensation expenses shall be recognized for such plans granted since January 1, 2008. Under US GAAP, the Company recognizes the difference between the closing quoted market price of the shares at grant date and cash received from employees as compensation expense. In November 2007, employees purchased 97 million shares of the Company’s treasury stock at a weighted-average price of NT$19.15 per share, which was the Company’s weighted-average cost of treasury stock. The closing quoted market price of the Company’s shares on the grant date was NT$19.95 per share. The shares purchased were fully vested on the date of grant. As a result, the Company recognized compensation expense of NT$78 million in 2007 under US GAAP. In 2006 and 2008, no treasury stock purchase plan was granted to employees and thus no compensation expense was recognized.
Employee stock options
Under ROC GAAP, for stock options granted prior to January 1, 2008, the Company applied the intrinsic value method to recognize the difference between the market price of the stock at grant date and the exercise price of its employee stock option as compensation expense. For stock options granted on or after January 1, 2008, the Company adopted ROC SFAS 39 to recognize compensation cost using the fair value method.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Under US GAAP, effective January 1, 2006, the Company adopted the modified prospective transition method provided by SFAS No. 123(R), “Share-Based Payment” (SFAS 123(R)) to account for its employee stock options. Pursuant to the modified prospective transition method of adoption for SFAS 123(R), options granted prior to its adoption that are not vested by the adoption date will be expensed over the remaining portion of the vesting period, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. For options granted on or after January 1, 2006, the Company amortized share-based compensation expense over the vesting period based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Pursuant to SFAS 123(R), the fair value of liability awards is remeasured at each reporting date with fair value changes charged to compensation expenses accordingly. Compensation expense is recognized on a graded-vesting basis over the requisite service period of the options.
The Company uses Black-Scholes option-pricing model in estimating the fair value of stock options. The main inputs and assumptions used in the model include the grant date stock price, exercise price of the option, volatility of the Company’s stock, the expected option term, the risk-free rate and the Company’s dividend yield. The Company determines expected volatility based on historical stock price volatility over the time period equal to the expected term of the employee stock option because the Company’s shares have been publicly traded for a long time. For the options granted prior to 2008, the Company determined the expected term by using the simplified method in accordance with Staff Accounting Bulletin No.107. The expected term is determined as the mid-point between the vesting period and the contractual term. The Company uses the average yield at grant date of Taiwan Government Bond with the remaining term similar to the expected option term as the risk-free interest rate. In addition, the Company used the historical distribution of cash dividends and the historical average market price of the Company’s common stock to estimate future dividend yields. The estimates of option fair value are not expected to foresee future events or the values realized by employees who receive stock option. In addition, later events are not indicative of the rationality of the initial estimates of option fair value used by the Company.
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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
On September 11, 2002, October 8, 2003, September 30, 2004, December 22, 2005, and October 9, 2007, the Company was authorized to issue employee stock options. The total number of options approved under these five series was 2.15 billion units, with each unit entitling the optionee to subscribe for 1 share of the Company’s common stock. The exercise price of options was set at the closing price of the Company’s common stock on the date of grant. The Company will issue new shares upon exercise of employee stock options. The contractual life of the options is 6 years. Employees may exercise up to 50% of the options after 2 years, up to 75% after 3 years, and up to 100% after 4 years. As resolved during the shareholders’ meeting in 2007, the Company carried out a capital reduction of approximately 30% of its outstanding shares in August 2007. The terms of the first four series were modified to reflect the impact of the capital reduction. As a result, each unit of option under the first four series is entitled to subscribe for about 0.7 share of the Company’s common stock and the exercise price increased accordingly. The Company did not have any incremental compensation costs associated with this modification. As of December 31, 2008, the total number of option units outstanding was 709 million units and exercise price ranged from NT$18.03 to NT$33.70.
No stock options were granted in 2008, and the assumptions used in the Black-Scholes option-pricing model for options granted for the years ended December 31, 2006 and 2007, respectively, are as follows: expected dividend yields of 1.37% ~ 1.38% and 1.71%; volatility factors of the expected market price of UMC’s common stock of 35.57% ~ 41.14% and 35.45% ~ 37.70%; risk-free interest rate of 1.88% ~ 2.28% and 2.48%; and expected life of the option of 4 ~ 5 years for both years. As of December 31, 2008, the weighted-average remaining contractual life of outstanding options, fully vested and expected to vest options, and exercisable options was 4.04 years, 3.93 years and 1.69 years, respectively.
A summary of employee stock option activities as of December 31, 2008 and changes during the year then ended is presented below:

	For the year ended December 31, 2008
		Available shares	Weighted-average
		(adjusted for capital	Exercise Price per
	Number of options	reduction)	share as adjusted
	(In thousands)	(In thousands)	NT$	US$
Outstanding at beginning of period	1,287,407	1,048,832	21.06	0.64

Granted	—	—	—	—

Exercised	—	—	—	—

Forfeited	(186,196)	(148,647)	21.54	0.66
Expired	(391,727)	(273,099)	21.42	0.65

Outstanding at end of period	709,484	627,086	20.79	0.63

Fully vested and expected to vest at end of period	633,546	551,947	21.14	0.65

Exercisable at end of period	217,154	151,393	27.62	0.84

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The weighted-average grant-date fair value of options granted during 2006, 2007, and 2008 was NT$5.7, NT$5.4, and nil, respectively. The total intrinsic value of the options exercised during 2006, 2007, and 2008 was NT$365 million, NT$53 million, and nil respectively. The total fair value of options vested during 2006, 2007, and 2008 was NT$419 million, NT$449 million, and NT$427 million, respectively. Aggregate intrinsic value of outstanding options, fully vested and expected to vest options, and exercisable options at December 31, 2008 are nil. As of December 31 2008, unrecognized compensation expenses related to nonvested options granted under the employee stock option plan totaled NT$1,199 million. The weighted-average period of expense expected to be recognized is 2.78 years.
The share-based compensation effects in income and capitalization as part of inventory relating to employee stock option and treasury stock purchased by employees are summarized as follows:

	For the year ended December 31,
	2006	2007	2008
	NT$’000	NT$’000	NT$’000
Net effects in income	(539,422)	(454,524)	(895,191)

Net effects on inventory capitalization	42,735	42,310	62,806

The following tables reflect the above noted differences between US GAAP and ROC GAAP relating to compensations:

	For the year ended December 31,
	2006	2007	2008
	NT$’000	NT$’000	NT$’000
Net income impact of compensation adjustments:
Employee bonus Accrual	(774,706)	(596,961)	—
Adjustment for final award	(823,618)	(1,549,414)	(979,016)

Total employee bonus	(1,598,324)	(2,146,375)	(979,016)
Remuneration to directors and supervisors	(15,494)	(11,939)	—
Treasury stock purchased by employees	—	(77,954)	—
Employee stock options	(571,940)	(402,134)	(912,888)
Allocation to inventories, net of prior period allocations to inventories which are sold in current period	79,715	(9,516)	(33,104)

Total US GAAP adjustment to net income relating to compensation	(2,106,043)	(2,647,918)	(1,925,008)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2007	2008
	NT$’000	NT$’000
Shareholders’ equity impact of compensation adjustments:
Employee bonus	(543,361)	—
Remuneration to directors and supervisors	(11,939)	—
Treasury stock purchased by employees	6,999	—
Employee stock options	35,311	62,806

Total US GAAP adjustment to shareholders’ equity relating to compensation	(512,990)	62,806

(2)	Equity Investees — Variance between US GAAP and ROC GAAP

The Company’s proportionate share of the income (loss) and shareholders’ equity from an equity investee under ROC GAAP may differ from US GAAP if the equity investee’s net income (loss) and shareholders’ equity are different under the two GAAPs. Those differences for the equity investees include accounting for compensation, income tax and investments in debt and equity securities.

(3)	Investments in Debt and Equity Securities
(a)	Change in fair value of investments

Unrealized gains (losses) on trading securities held at December 31, 2006, 2007 and 2008 were NT$326 million, NT$(2,937) million and NT$(3,110) million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Investment in restricted stock, for which sale is restricted by governmental or contractual requirement is accounted for as a available-for-sale security or a cost method investment under ROC GAAP, and its fair value should be adjusted for the effect of restriction. Under US GAAP, however, the restricted investment which does not meet the definition of an equity security with readily determinable fair value is accounted for as cost method investments. In 2007, as our restricted investments were classified as a cost method investment under US GAAP while available-for-sale securities under ROC GAAP, we recorded an adjustment to decrease other comprehensive income by NT$140 million. These restricted investments were classified as available-for-sale securities at December 31, 2008 because the period of restriction terminates within one year from the reporting date.
When the Company loses its significant influence on an investment accounted for under the equity method and reclassifies it as an available-for-sale security, the proportionate share of an investee’s equity adjustments for other comprehensive income should remain as a part of the carrying amount of the investment under ROC GAAP and the dividends received from the available-for-sale security which were declared from pre-acquisition profits are deducted from the cost of the security. However, under US GAAP, the proportionate share of an investee’s equity adjustments for other comprehensive income should be offset against the carrying amount of the investment at the time significant influence is lost, and the dividends received from the available-for-sale security are accounted for as dividend income. Accordingly, dividend income for the year ended December 31, 2007 and 2008 were increased by NT$165 million and nil, respectively, and the unrealized gains on available-for-sale securities for the year end December 31, 2007 and 2008 were decreased by NT$1,036 million and NT$1,038 million, respectively, for the adjustment of the proportionate share of an investee’s other comprehensive income under US GAAP.
Information on sales of available-for-sale equity securities for the years ended December 31, 2006, 2007 and 2008 is as follows:

	Proceeds from	Gross realized	Gross realized
	sales	gains	losses
	NT$’000	NT$’000	NT$’000
For the year ended December 31, 2006	19,027,266	14,883,772	141,136
For the year ended December 31, 2007	14,725,724	9,690,626	13,732
For the year ended December 31, 2008	4,270,983	2,983,484	129,539

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Information on available-for-sale equity securities, including depositary receipts and funds, still held at each balance sheet date is as follows:

		Total	Total
		unrealized	unrealized	Net unrealized
	Fair Value	gains	losses	gains
	NT$’000	NT$’000	NT$’000	NT$’000
As of December 31, 2006	52,311,172	32,620,220	—	32,620,220
As of December 31, 2007	49,376,537	27,979,084	332,974	27,646,110
As of December 31, 2008	16,283,917	4,483,928	3,730,656	753,272

The fair value of available-for-sale equity securities with unrealized losses were NT$ 3,691 million and NT$5,325 million as of December 31, 2007 and 2008, respectively. For the years ended December 31, 2006, 2007 and 2008, NT$14,077 million, NT$9,564 million and NT$(4,114) million, respectively, were reclassified from other comprehensive income to the consolidated statements of income upon the disposal or impairment of available-for-sale securities. Such amounts were determined by average cost method. The Company did not have any available-for-sale securities with continuous unrealized loss position longer than 12 months, and did not transfer any available-for-sale securities to trading securities for the years ended December 31, 2006, 2007 and 2008.

(b)	Impairment of investments in securities

Under ROC GAAP, for long-term investments over which the Company does not have the ability to exercise significant influence or control, unrealized losses would be reported on the consolidated statements of income if evidence indicates that the value of an investment has been impaired and is unlikely to recover in the future. Nevertheless, ROC GAAP does not provide additional definition or guidance on how to assess the likelihood of future recovery. Under US GAAP, for individual securities classified as either available-for-sale or held-to-maturity, the Company determines whether a decline in fair value below cost is other than temporary pursuant to guidance provided by SFAS 115 and FSP FAS 115–1/124–1. In general, a decline in market value below cost for a continuous period of six months is considered to be other than temporary unless there is persuasive evidence to the contrary. When determining the impairment or other-than-temporary decline, the Company considers, among other factors, all available information concerning the future prospects of investments including the investees’ financial statements, analyst reports and industry specific publications, and observes whether there are significant adverse changes in the general market condition where the investees operate, significant deteriorations in their earnings performance, any significant going concerns issues and subsequent market fluctuation and recovery. The Company also considers its ability and intention to hold these investments for a reasonable period of time that will be sufficient to allow for any anticipated recovery in the security’s market value. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value with a charge against earnings. Accordingly, the impairment losses of certain investments recorded under ROC GAAP were reconciled to increase net income by NT$779 million, NT$162 million, and NT$1,415 million for the years ended December 31, 2006, 2007, and 2008, respectively, because such impairment losses have been recognized in prior years under US GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(c)	Difference in application of equity accounting

Under ROC GAAP, an investor company that has an ownership interest of at least 20 percent of an investee is generally required to account for the investee under the equity method. However, there is a presumption that the investor company can exercise significant influence if the ownership percentage of the investee is the highest among shareholders, and therefore equity accounting can be applied, despite an ownership interest of less than 20 percent. Under US GAAP, the investor company is required to account for an investment under the equity method when the investment gives it the ability to exercise significant influence over operating and financial policies of an investee. The fact that an investor company’s ownership percentage of an investee is the highest among shareholders does not, by itself, lead to the conclusion that the investor can exercise significant influence. Rather, it should be considered together with other facts and circumstances to determine if the investor is able to exercise significant influence. Thus, the difference between US GAAP and ROC GAAP in the application of equity method resulted in an increase in investment income accounted for under the equity method of NT$629 million, nil, and nil for the years ended December 31, 2006, 2007 and 2008, respectively, and an increase in unrealized losses on available-for-sale securities of NT$2,090 million for each of the years ended December 31, 2006, 2007 and 2008.

(d)	Adjustments due to change in ownership of investees

When an investee issues additional shares and the Company subscribes for these shares at a percentage higher or lower than its current ownership percentage in the investee, when the employees of the Company’s subsidiaries or equity investees exercise their stock options, or when the convertible bondholders of the Company’s subsidiaries or equity investees exercise their conversion rights, the Company’s ownership interest in such subsidiary or equity investee may change. Under ROC GAAP, the change in the Company’s proportionate share in the net assets of its investee resulting from the issuance of additional shares of the investee’s stock, at the rate not proportionate to its existing equity ownership in such investee, is recorded to the additional paid-in capital and long-term investments account. Under US GAAP, a dilution of ownership interest is recognized as a gain or loss in the consolidated statements of income. On the other hand, the increase in ownership interest is treated as a purchase of additional shares and the difference between the total cost of the investment and the proportionate share of the fair value of net assets is allocated to goodwill.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(e)	Fair value measurement

In September 2006, FASB issued SFAS No.157, “Fair Value Measurements” (SFAS 157), which became effective January 1, 2008 for the Company. SFAS 157 defines fair value, provides a framework for measuring fair value under current standards in GAAP, and requires additional disclosure about fair value measurements. In accordance to SFAS 157, the fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Each level of inputs used are described as following:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and valuations with inputs which are observable for substantially the full term of the asset or liability. The Company’s derivative financial instruments such as interest rate swap and forward contracts are classified as either assets or liabilities carried at fair value through profit or loss. Their fair values are determined by using the market-based observable inputs including the expected interest forward rate, expected volatility in interest rates, spot exchange rate and swap point. The fair values of the available-for-sale financial assets and noncurrent financial assets measured at cost with restrictions on the sale or transfer are determined based on identical but unrestricted financial assets’ quoted market price with discounts for the restrictions that are insignificant.

Level 3 inputs are unobservable inputs for the asset or liability. The fair value measurements of the private equity instruments are determined by using the market approach by reference to the market multiples derived from industry-comparable companies and management’s judgment.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the assets and liabilities measured at fair value on a recurring basis at December 31, 2008:

		Fair value measurements at reporting date using
Items	Fair value	Level 1	Level 2	Level 3
	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets at fair value through profit or loss, current	1,741,055	1,681,305	59,750	—

Financial assets at fair value through profit or loss, noncurrent	173,560	60,010	113,550	—
Available-for-sale financial assets, noncurrent	16,283,917	15,673,267	610,650	—
Financial liabilities at fair value through profit or loss	33,189	—	33,189	—
The following table summarizes the assets measured at fair value on a nonrecurring basis at December 31, 2008:

		Fair value measurements at reporting date using
Items	Fair value	Level 1	Level 2	Level 3	Total losses
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets measured at cost, noncurrent	375,790	—	52,145	323,645	841,052

Pursuant to the provisions of APB 18, “The Equity Method of Accounting for Investments in Common Stock” (APB 18), financial assets measured at cost with a carrying amount of NT$1,217 million were written down to their fair value, NT$376 million, resulting in an NT$841 million impairment charge, included in earnings for the period.

(4)	Exchangeable Bond Liabilities

The Company issued a U.S. dollar-denominated exchangeable bond in May 2002 for US$235 million. The underlying securities into which the bond can be exchanged were a third party entity’s common stocks traded on the Taiwan Stock Exchange (denominated in New Taiwan Dollars) or its ADS securities traded on the New York Stock Exchange (denominated in U.S. Dollars). The exchangeable bond contains a fixed foreign exchange feature, which determined the rate at which the bond would be converted into common stock if exchanged. Also, the terms of the bonds permitted the Company to redeem the bond at the early redemption price if certain conditions were met. Under ROC GAAP, the exchangeable bond issued prior to January 1, 2006 was entirely recorded as a liability at an amount equal to the proceeds received and any discount or premium to the par value was amortized to the consolidated statements of income by using the effective interest rate method. Under US GAAP, pursuant to SFAS 133, if not closely related to

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the host contract, the embedded compound derivative instrument, which comprised a call option and the exchange option with a fixed foreign exchange rate feature, was required to be bifurcated and accounted for fair value with any changes in fair value recorded to the consolidated statements of income. The difference between the bond face value and the amount attributed to the embedded derivative was amortized to interest expenses over the term of the bond instrument. Upon the adoption of ROC SFAS 34 and ROC SFAS 36 on January 1, 2006, the bifurcation requirement under two GAAPs for the embedded derivative not clearly and closely related to its host contract came to be consistent. Accordingly, the cumulative effect of changes in accounting principles for exchangeable bond, totaling NT$ 691 million for the year ended December 31, 2006, recognized under ROC GAAP was reversed under US GAAP. The changes in fair value of the compound derivative resulted in a gain (loss) of NT$359 million and NT$(38) million recognized for the years ended December 31, 2006 and 2007, respectively. The Company also recognized interest expense arising from the amortization of bond discount of NT$45 million and NT$11 million for the years ended December 31, 2006 and 2007, respectively. As of December 31, 2007, the fair value of the compound derivative instrument was nil. This exchangeable bond was fully repaid in 2007.

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

Under ROC GAAP, in accordance with an amendment to ROC SFAS 25 and ROC SFAS 35, goodwill ceased to be amortized and is subject to annual impairment tests or whenever events and circumstances change indicating goodwill may be impaired. Our assessment of impairment includes identifying the goodwill-allocated cash generating unit (CGU), determining the recoverable amount of CGU by using a discounted cash flow analysis, and ultimately comparing the recoverable amount with the carrying amount of CGU including goodwill. If the CGU’s carrying amount is greater than its recoverable amount, an impairment loss is recognized. The impairment of goodwill cannot be reversed.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under US GAAP, in accordance with SFAS No. 141, “Business Combinations” (SFAS 141), and SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), goodwill ceased to be amortized and is subject to an annual impairment test or more frequently when events and circumstances indicate a possible impairment may exist. The Company has determined that it has one reporting unit whose fair value is best determined by its quoted market prices on the New York Stock Exchange (for its ADS securities) and on the Taiwan Stock Exchange (for its common stock). The fair value of the reporting unit is allocated to individual assets and liabilities to derive the fair value of the goodwill assigned to the reporting unit. If the carrying value of the goodwill is greater than its derived fair value, it is written down to its fair value with an impairment loss reported on the consolidated statements of income. Impairment of goodwill cannot be subsequently reversed.

Pursuant to the impairment test noted above, the derived fair values of our goodwill were below its carrying values as of December 31, 2007. As such, the Company recognized a goodwill impairment charge of nil and NT$23,761 million for the years ended December 31, 2006 and 2007, respectively. The impairment loss recognized during 2007 was based on the Company’s best estimates, as the Company was still in the process of valuing its assets and liabilities by the issuance of the December 31, 2007 financial statements. The Company completed the hypothetical purchase price allocation in 2008, which resulted in a complete write-off of its goodwill balance of NT$18,062 million. In accordance with FAS 142, the adjustments to the 2007 estimate are recorded in 2008 based on the completion of the final evaluation of the impairment loss in the current year.

(6)	Earnings per Share (EPS)

Under ROC GAAP, basic earnings per share are calculated by dividing net income attributable to common shareholders by the weighted average number of shares outstanding during the year. The shares distributed for employee bonus are treated as outstanding at the beginning of each period. Diluted earnings per share are calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income was also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted average shares outstanding are adjusted retroactively for stock dividends issued, capitalization of additional paid-in capital and employee bonus. Anti-dilutive effects are not included in the dilutive EPS calculation. Upon the adoption of ARDF Interpretation No. 97-169 “Impacts of Employee Stock Bonuses on Earnings Per Share” in 2008, the shares distributed for employee bonus are treated as outstanding as of their grant date in the calculation of basic earnings per share after 2008. For employee bonus that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share in and after 2008. Starting from 2009, employees’ bonus shares distributed are not adjusted retroactively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under US GAAP, basic earnings per share are calculated by dividing net income attributable to common shareholders by the weighted average number of shares outstanding during the year. The shares distributed for employee bonus are included in the computation of basic earnings per share from the grant date. The reciprocal shareholdings held by equity investees are also deducted from the computation of weighted-average number of shares outstanding. Diluted earnings per share are calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income attributable to common shareholders would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. For employee bonus that may be distributed in shares, the number of shares to be distributed is not taken into consideration until they are granted or the shareholders’ approval is obtained. Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted EPS by application of treasury stock method. The “assumed proceeds” include the exercise price of the options, any tax benefits that will be credited on exercise to additional paid-in capital, and the average measured but unrecognized compensation expense during the period. Accordingly, the Company reversed the dilutive adjustment under ROC GAAP and calculated the dilutive effect of outstanding employee options by applying treasury stock method under US GAAP.

Under ROC GAAP, the Company’s capital reduction in 2007 was required to be treated prospectively for EPS purposes. Under US GAAP, the capital reduction was treated as a reverse stock split with a return of capital, and the return of capital generated a bonus element for EPS purposes. Accordingly, the weighted average number of shares outstanding for both basic and diluted EPS were adjusted retroactively for 2006 and 2007 presented as follows:

	For the years ended December 31,
	2006	2007
	In thousands	In thousands
Weighted Average Shares Outstanding — Basic
Weighted average shares prior to capital reduction	18,616,579	16,118,477
Impact of reverse stock split and return of capital	(3,266,164)	(1,519,039)

Calculated weighted average shares after capital reduction	15,350,415	14,599,438

Weighted Average Shares Outstanding — Diluted
Effect of dilutive securities prior to capital reduction	655,640	—
Impact of reverse stock split and return of capital	(115,027)	—

Calculated effect of dilutive securities after capital reduction	540,613	—

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The reconciliation of the numerators and denominators used in computing the basic and diluted earnings per share under US GAAP are as below:

	For the year ended December 31, 2008
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
	In thousands	In thousands	In dollar NT$
Net Loss	(28,955,100)	—	—

Basic EPS and diluted EPS
Loss available to common shareholders	(28,955,100)	12,870,072	(2.25)

As of December 31, 2008, there were 709,484 thousand issued and outstanding stock options which were not included in the computation of diluted earnings per share due to their antidilutive effect. The effects of the zero coupon convertible bonds with principal amount of US$381.4 million that matured on February 15, 2008 were also excluded in the computation of diluted earnings per share due to their antidilutive effect.

	For the year ended December 31, 2007
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
	In thousands	In thousands	In dollar NT$
Net Loss	(9,264,302)	—	—

Basic EPS and diluted EPS
Loss available to common shareholders	(9,264,302)	14,599,438	(0.63)

As of December 31, 2007, there were 1,287,407 thousand issued and outstanding stock options, and zero coupon convertible bonds with a principal amount of US$381.4 million, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

	For the year ended December 31, 2006
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
	In thousands	In thousands	In dollar NT$
Net Income	21,796,730	—	—

Basic EPS
Income available to common shareholders	21,796,730	15,350,415	1.42

Effect of dilutive securities
Employee stock options	—	87,008	—
Employee bonus	—	8,658	—
Convertible bond	30,580	444,947	—

Diluted EPS
Income attributable to common shareholders including assumed conversions	21,827,310	15,891,028	1.37

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2006, there were 312,648 thousand issued and outstanding stock options, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

(7)	Treasury Stock and related Disposal

Some of the Company’s subsidiaries and investees also hold the Company’s stocks as investments. Under ROC GAAP, reciprocal shareholdings held by subsidiaries, but not equity investees, are recorded as treasury stocks on the Company’s books. Under US GAAP, however, reciprocal shareholdings, whether being held by subsidiaries or equity investees, are recorded as treasury stocks on the Company’s books. Therefore, as of December 31, 2007 and 2008, the Company both recognized treasury stocks of NT$2,092 million for reciprocal shareholdings held by equity-method investees. The Company also reversed unrealized losses of NT$7,024 million and nil for the years ended December 31, 2007 and 2008, respectively, and eliminated investment gains (losses) of NT$90 million, NT$155 million and NT$(8,817) million for the years ended December 31, 2006, 2007 and 2008, respectively.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(8)	Stock Dividends

Under ROC GAAP, the stock dividends are recorded at par value and charged to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of the same kind of outstanding shares, the fair value of the shares issued should be charged to retained earnings. The cumulative effect of reconciling stock dividends decreased retained earnings and increased additional paid-in capital for the years ended December 31, 2007 and 2008 by approximately NT$290,743 million and NT$291,285 million, respectively.

(9)	Reclassification of Time Deposits

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

(10)	Pension

Both ROC SFAS 18 and SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87) require a minimum pension liability to be measured as the excess of accumulated benefit obligation over the fair value of the plan assets, and allow the unrecognized items, including prior service costs and credits, gains or losses, and transition obligations or assets, to be reported in disclosure shown as a plan’s funded status.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The amounts related to pensions recognized in AOCI, net of tax, excluding amounts related to equity-method investees, are shown as below:

	As of December 31, 2008
		Prior service	Transition
	Net gain (loss)	cost	obligation
	NT$’000	NT$’000	NT$’000
The amounts arose during the period	270,496	—	—
The amounts reclassified as components of net periodic benefit cost	(23,983)	—	30,394
The amounts recognized in AOCI as of December 31, 2008	852,140	—	(56,336)
The amounts expected to be recognized as components of net periodic benefit cost during 2009	(36,167)	—	28,167
(11)	Tax Effect of US GAAP Adjustments

Under US GAAP, the income tax expense was NT$3,470 million, NT$2,912 million and NT$896 million for the years ended December 31, 2006, 2007 and 2008, respectively. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C. Under ROC GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained. Under US GAAP, 10% income tax impact is provided in the period the income is earned, assuming that no earnings are distributed. Any reduction in the liability will be recognized when the income is distributed upon the shareholders’ approval in the subsequent year. Tax on undistributed earnings may be offset by the Company’s available tax credits carried forward, where applicable. As such, the incremental tax accrued on undistributed earnings may be offset by a corresponding reduction in valuation allowance, where applicable. In 2007 and 2008, the Company accrued NT$1,051 million and nil, respectively, for 10% tax on undistributed earnings in Taiwan under US GAAP. The additional tax expense was offset by a corresponding reduction in the valuation allowance under US GAAP. Further, in 2007 and 2008, certain subsidiaries incurred NT$102 million and NT$(91) million of tax on undistributed earnings in Taiwan for which no tax credits were available for offset, and the income tax expense or benefit was recognized accordingly.

As of December 31, 2008, the Company reported valuation allowance NT$14,218 million to reduce deferred tax assets to an amount that is more likely than not to be realized, representing an increase of NT$4,017 million from the prior year. The majority of the ROC GAAP to US GAAP reconciliation adjustments are permanent in nature and, therefore, resulted in no incremental impact on income taxes under US GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48) to create a single model to address accounting for uncertainty in income tax positions. FIN 48 clarifies that tax positions are measured based on the maximum amount that is more likely than not to be realized. Tax positions that are not at least more likely than not to be sustained on their technical merits are not recognized. The Company adopted the provisions of FIN 48 on January 1, 2007. Unlike FIN 48, ROC SFAS No.22, ”Accounting for Income Taxes” contained no guidance on uniform criteria for an enterprise to recognize and measure potential tax benefits associated with uncertain tax positions.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2007	2008
	NT$	NT$
	(In millions)
Balance at January 1,	260	202
Additions based on tax positions taken during the current year	55	19
Reductions related to settlements with taxing authorities	(113)	(147)
Reductions for tax positions of prior years	—	(16)

Balance at the end of the year	202	58

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

The Company reports interest and penalties relating to unrecognized tax benefits as interest expenses and other expenses, respectively. As of December 31, 2007 and 2008, no interest or penalties were accrued.

The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2008, tax years of 2007-2008 are open to Tax Authority’s examination in Taiwan, while in other foreign jurisdictions, years 2001-2008 are open to relevant Tax Authority’s examination.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(12)	Gross Profit and Operating Income

Under ROC GAAP, inventory loss provision, scrap revenues, gains and losses from disposal of property, plant and equipment, gains and losses from foreign currency exchange, impairment losses of goodwill and long-lived assets are presented as non-operating income or expenses in the consolidated statements of income. Under US GAAP, the inventory loss provision and scrap revenues are included in the determination of gross profit. Moreover, gains and losses from disposal of property, plant and equipment, gains and losses from foreign currency exchange, and impairment losses of goodwill and long-lived assets are included in the determination of operating income.

(13)	Inventory

Under US GAAP, the allocation of fixed production overhead to inventory is based on the normal capacity of the production facilities. Unallocated overheads are recognized as an expense in the period in which they are incurred. Other items such as abnormal freight, handling costs and amounts of wasted materials are treated as current period charges rather than as a portion of the inventory cost pursuant to SFAS No. 151, “Inventory Costs” (SFAS 151). ROC GAAP does not provide definite guidance for such abnormal items and the use of normal capacity is not mandatory before the adoption of ROC SFAS 10 on January 1, 2009. Accordingly, the Company recognized an adjustment of NT$ 362 million under US GAAP to increase cost of goods sold for the year ended December 31, 2008.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Reconciliation of Consolidated Net Income (Loss)

	For the year ended December 31,
	2006	2007	2008
	NT$’000	NT$’000	NT$’000	US$’000

Net income (loss), ROC GAAP	32,619,313	16,961,762	(22,320,075)	(681,321)
Compensation	(2,106,043)	(2,647,918)	(1,925,008)	(58,761)
Equity investees	(56,785)	(4,069)	(80,182)	(2,448)
Investments in debt and equity securities
Change in fair value of investments in securities	(352,311)	207,286	15,913	485
Impairment of investments in securities	779,368	162,481	1,415,330	43,203
Difference in application of equity accounting	628,724	—	—	—
Adjustments due to change in ownership of investees	(18,808)	(51,089)	54,838	1,675
Exchangeable bond liabilities	199,389	—	—	—
Derivative instruments	1,126,322	—	—	—
Goodwill	—	(23,760,601)	(14,571,104)	(444,783)
Treasury stock and related disposal	(10,842,272)	(132,154)	8,817,085	269,142
Inventory	—	—	(361,897)	(11,047)
Income tax effect	(180,167)	—	—	—

Net income (loss), US GAAP	21,796,730	(9,264,302)	(28,955,100)	(883,855)

Basic earnings (losses) per share under US GAAP (in dollars)	1.42	(0.63)	(2.25)	(0.07)

Diluted earnings (losses) per share under US GAAP (in dollars)	1.37	(0.63)	(2.25)	(0.07)

Weighted-average number of shares outstanding-basic (in thousands)	15,350,415	14,599,438	12,870,072	12,870,072

Weighted-average number of shares outstanding-diluted (in thousands)	15,891,028	14,599,438	12,870,072	12,870,072

Statement of Consolidated Comprehensive Income (Loss)

	For the year ended December 31,
	2006	2007	2008
	NT$’000	NT$’000	NT$’000	US$’000
Net income (loss)	21,796,730	(9,264,302)	(28,955,100)	(883,855)

Other comprehensive income (loss), net of tax
Cumulative translation adjustment	(592,598)	(43,470)	2,214,202	67,589
Unrealized losses on securities	(7,601,764)	(5,511,035)	(27,731,377)	(846,501)
Unrecognized pension cost	—	691,695	278,486	8,500

Other comprehensive loss	(8,194,362)	(4,862,810)	(25,238,689)	(770,412)

Comprehensive income (loss)	13,602,368	(14,127,112)	(54,193,789)	(1,654,267)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Statement of Consolidated Accumulated Other Comprehensive Income (Loss)

				Accumulated
	Cumulative	Unrealized		other
	translation	gains (losses)	Unrecognized	comprehensive
	adjustment	on securities	pension cost	income (loss)
	NT$’000	NT$’000	NT$’000	NT$’000
Balance at December 31, 2005	(242,805)	41,661,536	—	41,418,731
Other comprehensive loss	(592,598)	(7,601,764)	—	(8,194,362)
Adjustment to initially apply FASB 158, net of tax	—	—	(170,432)	(170,432)

Balance at December 31, 2006	(835,403)	34,059,772	(170,432)	33,053,937
Other comprehensive income (loss)	(43,470)	(5,511,035)	691,695	(4,862,810)

Balance at December 31, 2007	(878,873)	28,548,737	521,263	28,191,127
Other comprehensive income (loss)	2,214,202	(27,731,377)	278,486	(25,238,689)

Balance at December 31, 2008	1,335,329	817,360	799,749	2,952,438

Reconciliation of Consolidated Shareholders’ Equity

	As of December 31,
	2007	2008
	NT$’000	NT$’000	US$’000
Total shareholders’ equity, ROC GAAP	236,466,889	184,676,169	5,637,246
Compensation	(512,990)	62,806	1,917
Equity investees	(498,358)	(78,454)	(2,394)
Investments in debt and equity securities
Change in fair value of investments in securities	(139,909)	—	—
Adjustments due to change in ownership of investees	375,885	—	—
Goodwill	14,187,604	(7,615)	(234)
Treasury stock and related disposal	(3,104,443)	(1,195,662)	(36,498)
Pension	527,312	933,593	28,498
Inventory	—	(361,897)	(11,047)

Total shareholders’ equity, US GAAP	247,301,990	184,028,940	5,617,488

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Movements in Consolidated Shareholders’ Equity in accordance with US GAAP

	For the year ended December 31,
	2006	2007	2008
	NT$’000	NT$’000	NT$’000	US$’000
Balance at January 1,	336,424,995	324,162,015	247,301,990	7,548,901
Compensation	1,096,989	2,346,111	2,202,324	67,224
Cash dividends	(7,161,267)	(12,461,529)	(9,382,647)	(286,406)
Capital reduction	—	(53,910,992)	—	—
Adjustment of additional paid-in capital and retained earnings accounted for under the equity method	(1,171,139)	198,631	263,934	8,057
Cumulative translation adjustment on foreign long-term investment	(592,598)	(43,470)	2,214,202	67,589
Change in fair value of marketable securities	(7,096,919)	(6,213,532)	(20,707,489)	(632,097)
Treasury stock and related disposal	(20,690,009)	1,570,908	(9,186,760)	(280,426)
Exercise of employees’ stock options	1,725,665	226,455	—	—
Pension	(170,432)	691,695	278,486	8,501
Net Income (loss)	21,796,730	(9,264,302)	(28,955,100)	(883,855)

Balance at December 31,	324,162,015	247,301,990	184,028,940	5,617,488

Summarized US GAAP consolidated balance sheet and statement of operations information is presented below:

	As of December 31,
	2007	2008
	NT$’000	NT$’000	US$’000

Current assets	81,207,177	68,588,471	2,093,664
Non-current assets	229,406,951	146,401,725	4,468,916
Current liabilities	45,934,151	12,864,154	392,677
Non-current liabilities	10,860,541	11,234,375	342,930
Minority interests	6,517,446	6,862,727	209,485

	For the year ended December 31,
	2006	2007	2008
	NT$’000	NT$’000	NT$’000	US$’000

Net operating revenues	112,003,819	113,311,298	96,813,546	2,955,236
Cost of goods sold	(93,325,956)	(92,081,440)	(85,911,764)	(2,622,459)
Operating income (loss)	2,161,698	(20,060,578)	(22,420,256)	(684,379)
Net income (loss)	21,796,730	(9,264,302)	(28,955,100)	(883,855)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A reconciliation of the significant balance sheet accounts under ROC GAAP to the amounts determined under US GAAP is as follows:

	As of December 31,
	2007	2008
	NT$’000	NT$’000	US$’000

Cash and Cash Equivalents:
As reported under ROC GAAP	47,678,147	48,566,649	1,482,498
Reclassification to marketable securities	—	(8,550,000)	(260,989)

As adjusted under US GAAP	47,678,147	40,016,649	1,221,509

Available-for-sale financial assets:
As reported under ROC GAAP	50,911,643	16,283,917	497,067
Reclassification to financial assets measured at cost	(834,747)	—	—
Change in fair value of marketable securities	(700,359)	—	—

As adjusted under US GAAP	49,376,537	16,283,917	497,067

Long-term Investment under cost method, equity method & others:
As reported under ROC GAAP	18,853,634	15,983,069	487,885
Reclassification from available-for-sale financial assets	834,747	—	—
Equity investees	139,175	73,366	2,238
Treasury stock and related disposal	(3,104,443)	(1,195,662)	(36,498)

As adjusted under US GAAP	16,723,113	14,860,773	453,625

Held-to-maturity financial assets:
As reported under ROC GAAP	—	352,645	10,765
Reclassification from cash and cash equivalents	—	8,550,000	260,989

As adjusted under US GAAP	—	8,902,645	271,754

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2007	2008
	NT$’000	NT$’000	US$’000
Inventory:
As reported under ROC GAAP	11,867,832	8,117,603	247,790
Normal capacity adjustment	—	(361,897)	(11,047)
Compensation	95,910	62,806	1,917

As adjusted under US GAAP	11,963,742	7,818,512	238,660

Goodwill:
As reported under ROC GAAP	3,498,687	7,615	232
Goodwill due to merger, acquisition and ownership increase	98,778,711	98,778,711	3,015,223
Accumulated impairment loss on goodwill	(84,215,222)	(98,786,326)	(3,015,455)

As adjusted under US GAAP	18,062,176	—	—

Accrued Expenses:
As reported under ROC GAAP	8,214,951	7,008,700	213,941
Compensation	608,900	—	—

As adjusted under US GAAP	8,823,851	7,008,700	213,941

Minority Interests:
As reported under ROC GAAP	6,530,810	6,982,125	213,130
Consolidation of non wholly-owned subsidiaries	(13,364)	(119,398)	(3,645)

As adjusted under US GAAP	6,517,446	6,862,727	209,485

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cash Flows Information

	For the year ended December 31,
	2006	2007	2008
	NT$’000	NT$’000	NT$’000	US$’000
Cash flows from operating activities, ROC GAAP	47,123,935	48,124,267	45,251,284	1,381,297
Remuneration paid to directors and supervisors	(6,324)	(15,494)	(11,939)	(365)
Employee bonus	(305,636)	(2,324,120)	(286,541)	(8,747)
Reclassification of trading securities	(427,202)	—	—	—

Cash flows from operating activities, US GAAP	46,384,773	45,784,653	44,952,804	1,372,185

Cash flows from investing activities, ROC GAAP	(16,556,181)	(21,844,280)	(11,423,003)	(348,688)
Net effect of time deposits reclassified to marketable securities	12,914,438	32,204,107	(8,550,000)	(260,989)
Proceeds from disposal of long-term investments accounted for under the equity method	(6,521,580)	—	—	—
Reclassification of trading securities	427,202	—	—	—

Cash flows from investing activities, US GAAP	(9,736,121)	10,359,827	(19,973,003)	(609,677)

Cash flows from financing activities, ROC GAAP	(45,055,565)	(72,693,550)	(34,379,650)	(1,049,440)
Remuneration paid to directors and supervisors	6,324	15,494	11,939	365
Employee bonus	305,636	2,324,120	286,541	8,747
Proceeds from disposal of treasury stock	6,521,580	—	—	—

Cash flows from financing activities, US GAAP	(38,222,025)	(70,353,936)	(34,081,170)	(1,040,328)

Net increase (decrease) in cash and cash equivalents, ROC GAAP	(14,773,592)	(46,175,061)	888,502	27,121
Net effect of time deposits reclassified to marketable securities	12,914,438	32,204,107	(8,550,000)	(260,989)

Net decrease in cash and cash equivalents, US GAAP	(1,859,154)	(13,970,954)	(7,661,498)	(233,868)
Cash and cash equivalents at beginning of year, US GAAP	63,508,255	61,649,101	47,678,147	1,455,377

Cash and cash equivalents at end of year, US GAAP	61,649,101	47,678,147	40,016,649	1,221,509

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Concentration of credit risk
The Company designs, develops, manufactures and markets a variety of semiconductor products. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts and notes receivable. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit quality financial institutions. The Company’s revenues and trade accounts and notes receivable are derived primarily from the sale of production foundry wafers, including memory and logic products and wafers. For the years ended December 31, 2006, 2007, and 2008, the Company distributed its products on a global basis but mainly to divisions in North America (49.66%, 46.93%, and 55.41%, respectively), Asia (42.69%, 44.85%, and 34.89%, respectively), and Europe and others (7.65%, 8.22%, and 9.70%, respectively). The Company’s sales are primarily denominated in currencies other than NT Dollars, primarily US Dollars. One customer’s revenue represented 22%, of the consolidated revenue for the year ended December 31, 2006, two customers’ revenue represented 14% and 13%, respectively, of the consolidated revenue for the year ended December 31, 2007, and one customer’s revenue represented 14% of the consolidated revenue for the year ended December 31, 2008. The Company routinely assesses the financial strength of substantially all customers. The Company also requires collateral for certain sales to mitigate the credit risk.
Summarized Financial Information required by Rule 4-08(g) of Regulation S-X
The following table provides summarized financial information of the Company’s equity investees as required by Rule 4-08(g) of Regulation S-X.

	As of December 31,
	2007	2008
	NT$	NT$
	(In millions)
Current assets	13,131	14,096
Non-current assets	17,484	14,179
Current liabilities	5,416	5,697
Long-term liabilities	72	673
Redeemable Preferred Stock	175	555
Minority Interests	—	—

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$
		(In millions)
Net sales	12,648	11,936	4,967
Gross profit (loss)	5,125	5,096	(26,751)
Income (loss) from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	1,468	1,847	(28,478)
Net income (loss)	1,339	1,655	(28,498)
New Accounting Pronouncements
In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations”(SFAS 141(R)). SFAS 141(R) will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Some of the changes, such as the accounting for contingent consideration, will introduce more volatility into earnings, and may impact a company’s acquisition strategy. SFAS 141(R) is effective for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). The impact that adoption of SFAS 141(R) will have on our financial position and results of operation will depend on the specific terms of any applicable future business combinations.
In December 2007, FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160), which amends of ARB No. 51. SFAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. It also requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. SFAS 160 is effective for both public and private companies for fiscal years beginning on or after December 15, 2008, early adoption is prohibited. Our accounting treatment of noncontrolling interests will change prospectively upon the adoption of SFAS 160.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In February 2008, the FASB issued FASB Staff Position No. 157-2 (FSP FAS 157-2) to delay the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We do not expect this statement to have a material impact on our consolidated financial statements.
In March 2008, FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (SFAS 161). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This standard is not expected to have a material impact on the Company’s future consolidated financial statements.

EXHIBIT INDEX

Exhibit
Index	Description of Exhibits

*1.1	Articles of Incorporation of the Company as last amended on June 13, 2008

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*99.1	Form 6-K furnished to the Commission on April 29, 2009 (File No. 001-15128)