Form 20-F
period 2009-12-31
UNITED MICROELECTRONICS CORP
filed 2010-04-30
CIK 1033767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009.

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

12,987,771,315 Common Shares of Registrant issued as of December 31, 2009 (including 221,909,000 treasury shares)

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☒

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

UNITED MICROELECTRONICS CORPORATION

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2009

SUPPLEMENTAL INFORMATION

The references to “United Microelectronics”, “we”, “us”, “our”, “our company” and “the Company” in this annual report refer to United Microelectronics Corporation and its consolidated subsidiaries, unless the context suggests otherwise. The references to “United Semiconductor”, “United Silicon”, “UTEK Semiconductor” and “United Integrated Circuits” are to United Semiconductor Corporation, United Silicon Incorporated, UTEK Semiconductor Corporation and United Integrated Circuits Corporation, respectively. The references to “Taiwan” and “ROC” refer to Taiwan, Republic of China. The references to “shares” and “common shares” refer to our common shares, par value NT$10 per share, and “ADSs” refers to our American depositary shares, each representing five common shares. The ADSs are issued under the Deposit Agreement, dated as of October 21, 2009, as amended, supplemented or modified from time to time, among United Microelectronics, JPMorgan Chase Bank, N.A. and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. “ROC GAAP” means the generally accepted accounting principles in the Republic of China and “US GAAP” means the generally accepted accounting principles in the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

We publish our financial statements in New Taiwan dollars, the lawful currency of the ROC. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$”, “US$” and “U.S. dollars” mean United States dollars and “¥” means Japanese Yen.

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

A. Selected Financial Data

The selected balance sheet data as of December 31, 2008 and 2009 and the selected statements of income and cash flow data for the years ended December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected balance sheet data as of December 31, 2005, 2006 and 2007 and the selected statements of income and cash flow data for the years ended December 31, 2005 and 2006 are derived from our audited consolidated financial statements not included in this annual report.

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

	Year Ended December 31,
	2005	2006	2007	2008	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Statement of Income Data:
ROC GAAP
Net operating revenues	100,316	112,004	113,311	96,814	91,390	2,860
Cost of goods sold	(89,787)	(91,690)	(90,072)	(84,102)	(75,975)	(2,378)

Gross profit	10,529	20,314	23,239	12,712	15,415	482

Operating expenses:
Sales and marketing	(3,739)	(3,366)	(4,069)	(3,483)	(2,800)	(87)
General and administrative	(4,387)	(3,422)	(3,724)	(3,055)	(2,724)	(85)
Research and development	(9,634)	(9,419)	(9,631)	(8,274)	(8,044)	(252)

Total operating expenses	(17,760)	(16,207)	(17,424)	(14,812)	(13,568)	(424)

Operating income (loss)	(7,231)	4,107	5,815	(2,100)	1,847	58
Net non-operating income (loss)	12,837	32,480	13,855	(19,886)	(174)	(6)

Income (Loss) before income tax and minority interests	5,606	36,587	19,670	(21,986)	1,673	52
Income tax expense	(67)	(3,261)	(2,809)	(997)	(651)	(20)
Cumulative effect of changes in accounting principles (the net amount after deducted tax expense $0)(1)	(113)	(1,189)	—	—	—	—
Extraordinary gain	—	—	—	—	649	20

Net income (loss)	5,426	32,137	16,861	(22,983)	1,671	52

Attributable to:
the Company	7,027	32,619	16,962	(22,320)	3,874	121
minority interests	(1,601)	(482)	(101)	(663)	(2,203)	(69)

Earnings (Losses) per share:(2)(3)
Basic	0.36	1.71	1.03	(1.70)	0.31	0.01
Diluted(5)	0.35	1.66	1.00	(1.70)	0.30	0.01
Shares used in earnings (losses) per share calculation:(3)
Basic	19,657	19,029	16,464	13,111	12,699	12,699
Diluted(5)	19,959	19,687	16,943	13,170	12,786	12,786
Earnings (Losses) per ADS:(3)
Basic	1.80	8.55	5.15	(8.50)	1.55	0.05
Diluted(5)	1.75	8.30	5.00	(8.50)	1.50	0.05

US GAAP
Net operating revenues	96,782	112,004	113,311	96,814	91,390	2,860
Cost of goods sold	(89,724)	(93,288)	(92,012)	(85,923)	(76,209)	(2,385)
Operating income (loss)	(29,053)	2,200	(19,992)	(22,431)	(2,323)	(73)
Net income (loss)	(17,325)	21,271	(9,398)	(29,632)	364	11
Attributable to:
the Company	(15,669)	21,797	(9,264)	(28,955)	2,572	80
noncontrolling interests	(1,656)	(526)	(134)	(677)	(2,208)	(69)
Other comprehensive income (loss) attributable to the Company	23,708	(8,194)	(4,863)	(25,239)	24,540	768
Comprehensive income (loss) attributable to the Company	8,039	13,602	(14,127)	(54,194)	27,112	848

	Year Ended December 31,
	2005	2006	2007	2008	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Earnings (Losses) per share:(2)(4)
Basic	(0.97)	1.42	(0.63)	(2.25)	0.21	0.01
Diluted(5)	(0.97)	1.37	(0.63)	(2.25)	0.20	0.01
Shares used in earnings (losses) per share calculation:(4)
Basic	16,185	15,350	14,599	12,870	12,538	12,538
Diluted(5)	16,185	15,891	14,599	12,870	12,560	12,560
Earnings (Losses) per ADS:(4)
Basic	(4.84)	7.10	(3.17)	(11.25)	1.03	0.03
Diluted(5)	(4.84)	6.87	(3.17)	(11.25)	1.02	0.03

	Year Ended December 31,
	2005	2006	2007	2008	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Balance Sheet Data:
ROC GAAP
Current assets	144,863	132,344	81,111	68,888	102,363	3,204
Long-term investment	30,797	71,964	69,813	32,441	55,227	1,729
Property, plant and equipment	159,114	151,828	137,219	108,410	89,596	2,804
Total assets	347,049	367,653	299,558	216,399	253,638	7,939
Current liabilities	37,101	35,851	45,357	13,033	35,246	1,103
Long-term debt (excluding current portion)	41,692	30,383	7,495	8,130	767	24
Total liabilities	82,429	70,251	56,561	24,740	39,542	1,238
Stockholders’ equity	264,620	297,402	242,997	191,659	214,096	6,701
US GAAP
Cash and cash equivalents	63,508	61,649	47,678	40,017	54,413	1,703
Working capital(6)	105,705	95,779	35,111	55,525	67,162	2,102
Total assets	426,706	401,628	310,614	214,990	252,705	7,909
Total liabilities	83,943	71,226	56,795	24,099	39,465	1,235
Stockholders’ equity	342,763	330,402	253,819	190,891	213,240	6,674

	Year Ended December 31,
	2005	2006	2007	2008	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Other Consolidated Data:
ROC GAAP
Cash flow:
Capital expenditure	22,163	33,240	28,299	11,515	17,618	551
Cash provided by operating activities	45,091	47,124	48,124	45,251	32,427	1,015
Cash used in investing activities	(7,533)	(16,556)	(21,844)	(11,423)	(19,218)	(601)
Cash provided by (used in) financing activities	(29,592)	(45,056)	(72,694)	(34,380)	4,944	155
Net increase (decrease) in cash and cash equivalents	7,245	(14,774)	(46,175)	889	17,586	550
Gross profit margin	10.5%	18.1%	20.5%	13.1%	16.9%	16.9%
Operating profit (loss) margin	(7.2)%	3.7%	5.1%	(2.2)%	2.0%	2.0%
Net profit (loss) margin	7.0%	29.1%	15.0%	(23.0)%	4.2%	4.2%
Capacity utilization rate (on an actual basis)	72.4%	79.5%	81.9%	70.7%	69.4%	69.4%
Dividends declared per share(7)	1.1	0.5	0.7	1.2	—	—
US GAAP
Cash flow:
Capital expenditure	22,163	33,240	28,299	11,515	17,618	551
Cash provided by operating activities	45,064	46,385	45,785	44,953	32,427	1,015
Cash provided by (used in) investing activities	(6,081)	(9,736)	10,360	(19,973)	(22,408)	(701)
Cash provided by (used in) financing activities	(29,565)	(38,222)	(70,354)	(34,081)	4,944	155
Net increase (decrease) in cash and cash equivalents	7,951	(1,859)	(13,971)	(7,661)	14,396	451
Gross profit margin	7.3%	16.7%	18.8%	11.3%	16.6%	16.6%
Operating profit (loss) margin	(30.0)%	2.0%	(17.6)%	(23.2)%	(2.5)%	(2.5)%
Net profit (loss) margin	(16.2)%	19.5%	(8.2)%	(29.9)%	2.8%	2.8%

(1)	Refer to Note 3 to the audited consolidated financial statements included elsewhere in this annual report.
(2)	Earnings (Losses) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the year.
(3)	Retroactively adjusted for all subsequent stock dividends; retroactively adjusted for employee stock bonus before 2008.
(4)	Retroactively adjusted for the capital reduction completed in 2007 and all subsequent stock dividends.
(5)	Diluted securities include convertible bonds and employee stock options, if any.

(6)	Working capital equals current assets minus current liabilities.
(7)	Dividends declared per share are in connection with earnings and accumulated additional paid-in capital.
(8)	Refer to Note 35 to the audited consolidated financial statements included elsewhere in this annual report.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$31.95 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00. On April 23, 2010, the noon buying rate was NT$31.38 to US$1.00.

	Average(1)	High	Low	At Period-End

2005	32.13	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
2008	31.52	33.58	29.99	32.76
2009
October	32.29	32.61	32.04	32.61
November	32.32	32.58	32.12	32.20
December	32.25	32.38	31.95	31.95
2010 (through April 23)	31.79	32.14	31.35	31.38
January	31.87	32.04	31.65	31.94
February	32.06	32.14	31.98	32.12
March	31.83	32.04	31.70	31.73
April (through April 23)	31.52	31.74	31.35	31.38

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Determined by averaging the rates on the last business day of each month during the relevant period for annual periods and the rates on each business day for monthly periods.

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

Risks Related to Our Business and Financial Condition

A global recession and credit crisis may cause significant disruptions to our major customers’ businesses as well as to their ability to access sources of liquidity. Demand for our products has been, and will continue to be, adversely affected by overall macroeconomic conditions.

A global recession and credit crisis may have significant negative impact on our businesses. Our key markets and our targeted markets, including the United States and China, as well as other national economies, may enter a period of economic contraction or significantly slower economic growth in a global recession. In particular, a global economic crisis, weak consumer confidence, diminished consumer and business spending, and asset depreciation may contribute to a significant slowdown in the market demand for semiconductors and semiconductor-based end-products, which may lead to a decrease in demand for our services. The combined effects of a global recession may have a material adverse impact on our results of operations, cash flows and financial condition, which may cause the price of our ADSs to decline.

In addition, many of our customers may experience difficulty in obtaining credit in a deteriorating economic environment, and even if they are able to obtain credit, the cost of such financing may increase and/or the time necessary to arrange such financing may be substantially prolonged. This lack of and increase in the cost of financing could have a material adverse effect on the financial condition of our customers. A protracted disruption in the ability of our customers to access sources of liquidity could cause serious disruptions to or an overall deterioration in their businesses, which could lead to the inability or failure on their part to meet their payment obligations to us.

The seasonality and cyclical nature of the semiconductor industry and periodic overcapacity make us particularly vulnerable to significant and sometimes prolonged economic downturns.

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns. Since most of our customers operate in semiconductor-related industries, variations in order levels from our customers can result in volatility in our revenues and earnings. Because our business is, and will continue to be, largely dependent on the requirements of semiconductor companies for our services, downturns in the semiconductor industry will lead to reduced demand for our services. For example, the semiconductor industry experienced a slowdown that had begun in late 2008. This slowdown had, and similar slowdowns in the future may have, a material adverse effect on our revenues and business.

Our net operating revenues are also typically affected by seasonal variations in market conditions that contribute to the fluctuation of the average selling prices of semiconductor services and products. The seasonal sales trends for semiconductor services and products closely mirror those for consumer electronics, communication and computer sales. We generally experience seasonal lows in the demand for semiconductor services and products during the first half of the year, primarily as a result of inventory correction by our customers. Any change in the general seasonal variations, which we cannot anticipate, may result in materially adverse effects on our revenues, operations and businesses.

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

Our revenues, expenses and results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations have at times in the past been negatively affected by, and are expected to continue to be subject to the risk of, the following factors:

•	the seasonality and cyclical nature of both the semiconductor industry and the markets served by our customers;

•	our customers’ adjustments in their inventory;

•	the loss of a key customer or the postponement of orders from a key customer;

•	the rescheduling and cancellation of large orders;

•	our ability to obtain equipment, raw materials, electricity, water and other required utilities on a timely and economic basis;

•	outbreaks of contagious diseases, including severe acute respiratory syndrome, avian flu and swine flu;

•	environmental events, such as fires and earthquakes, or industrial accidents; and

•	technological changes.

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

A decrease in demand for or selling prices of communication devices, consumer electronics and computer goods may decrease the demand for our services and reduce our margins.

Our customers generally use the semiconductors produced in our fabs in a wide variety of applications. We derive a significant percentage of our operating revenues from customers who use our manufacturing services to make semiconductors for communication devices, consumer electronics, PCs and other computers. The communications and PC markets experienced a sudden and substantial market downturn and inventory correction in part of 2005 and again beginning in 2008. These downturns resulted in a reduced demand for our services and hence decreased our revenues and earnings. Any significant decrease in the demand for communication devices, consumer electronics, PCs or other computers may further decrease the demand for our services. In addition, if the average selling prices of communication devices, consumer electronics, PCs or other computers decline significantly, we will be pressured to further reduce our selling prices, which may reduce our revenues and, therefore, reduce our margins significantly. As demonstrated by downturns in demand for high technology products in the past, market conditions can change rapidly, without apparent warning or advance notice. In such instances, our customers will experience inventory buildup and/or difficulties in selling their products and, in turn, will reduce or cancel orders for wafers from us. The timing, severity and recovery of these downturns cannot be predicted accurately or at all. When they occur, our business, profitability and price of the shares and ADSs are likely to suffer.

Overcapacity in the semiconductor industry may reduce our revenues, earnings and margins.

The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. For example, in light of the current capacity shortage, some companies have announced plans to increase capacity expenditures significantly. We believe such plans, if carried out as planned, will increase the industry-wide capacity and are likely to result in overcapacity in the future. In periods of overcapacity, if we are unable to offset the adverse effects of overcapacity through, among other things, our technology and product mix, we may have to lower the prices we charge our customers for our services and/or we may have to operate at significantly less than full capacity. Such actions could reduce our margin and weaken our financial condition and results of operations. We cannot give any assurance that an increase in the demand for foundry services in the future will not lead to overcapacity in the near future, which could materially adversely affect our revenues, earnings and margins.

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

The semiconductor industry is developing rapidly and the related technology is constantly evolving. If we do not anticipate the technology evolution and rapidly adopt new and innovative technology, we may not be able to produce sufficiently advanced services at competitive prices. There is a risk that our competitors may adopt new technology before we do, resulting in our loss of market share. If we are unable to begin offering advanced services and processes on a competitive and timely basis, we may lose customers to our competitors providing similar technologies, which may cause our net operating revenues to decline unless we can replace lost customers with new customers.

We may be unable to provide leading technology to our customers if we lose the support of our technology partners.

Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through internal research and development and alliances with other companies. Although we have an internal research and development team focused on developing new and improved semiconductor manufacturing process technologies, we are also dependent on some of our technology partners to advance certain process technology portfolios. In addition, we currently have patent cross-licensing agreements with several companies, including LSI Logic Corporation, or LSI, together with LSI’s wholly-owned subsidiary, Agere Systems Inc., International Business Machines Corporation, or IBM, Freescale Semiconductor Inc., or Freescale, and Renesas Technology Corp., or Renesas, which merged with NEC Electronics Company on April 1, 2010, with Renesas Electronics as the successor company. Some mask and equipment vendors also supply our technology development teams with masks and equipment needed to develop more advanced processing technologies. If we are unable to continue any of our joint development arrangements, patent cross-licensing agreements and other agreements, on mutually beneficial economic terms, if we re-evaluate the technological and economic benefits of such relationships, if we are unable to enter into new technology alliances and arrangements with other leading and specialty semiconductor companies, or if we fail to secure masks and equipment from our vendors in a timely manner sufficient to support our ongoing technology development, we may be unable to continue providing our customers with leading edge mass-producible process technologies and may, as a result, lose important customers, which would have a materially adverse effect on our businesses, results of operations and financial condition.

Our business may suffer if we cannot compete successfully in our industry.

The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation and Globalfoundries Inc., as well as the foundry operation services of some integrated device manufacturers, such as IBM, Samsung Electronics, or Samsung, and Toshiba Corporation, or Toshiba. Integrated device manufacturers principally manufacture and sell their own proprietary semiconductor products, but may also offer foundry services. Other competitors such as DongbuAnam Semiconductor, Grace Semiconductor Manufacturing Corp., X-FAB Semiconductors Foundries AG and Silterra Malaysia Sdn. Bhd. have initiated efforts to expand and develop substantial additional foundry capacity. New entrants and consolidations in the foundry business, such as the recent acquisition of Chartered Semiconductor by Globalfoundries, are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. Some of our competitors have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

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

We may not succeed in our efforts to acquire operations in China and Japan.

In June 2009, our stockholders agreed to the merger with Infoshine Technology Limited, or Infoshine, the holding company which owned 100% of Hejian Technology (Suzhou) Co., Ltd., or Hejian, a semiconductor manufacturer owning an 8-inch fab in Suzhou, China. Upon our merger with Infoshine, our company will be the surviving corporation, and Infoshine will cease its corporate existence. All the assets and liabilities of Infoshine, along with its rights and obligations, will be assumed by our company in accordance with applicable laws. However, we cannot close the merger without the approval of the government of Taiwan. In the past, the government of Taiwan has not approved large-scale mergers with, or acquisitions of, semiconductor operations in China. Although the government of Taiwan recently announced a more favorable view toward such transactions, there can be no guarantee that it will approve our merger with Infoshine.

In October 2009, our board of directors decided to obtain the common stock, preemptive rights and stock acquisition rights in UMC Japan, or UMCJ, through a tender offer to be made by our 100% owned subsidiary, Alpha Wisdom Limited, or AWL. After the tender offer which was held from October 29, 2009 to December 14, 2009, 403,368 shares of UMCJ were purchased, and we and AWL together held 94.79% of UMCJ shares. UMCJ then delisted from the Jasdaq Securities Exchange in accordance with its listing rules on March 19, 2010. Since not all of the outstanding equity securities of UMCJ were acquired, we expect to initiate certain squeeze-out procedures as provided in the Japanese Companies Act, with the expected result that we, together with AWL, will own 100% of UMCJ. Although we expect the squeeze-out procedures in Japan to be completed within a reasonable period of time, there can be no assurance that such procedures will close in accordance with any particular time schedule. The delay of the closing of the squeeze-out procedures may affect the benefit we expect to enjoy from an increase in the efficiency of our operation and our overall corporate value as a result of UMCJ’s integration into our company.

We compete for business on a global basis, and we believe it is necessary to establish and develop operations in multiple strategic geographic regions. We cannot assure you that the mergers and acquisitions we have undertaken will be closed successfully nor that they will be closed on the terms we proposed. The failure to close these transactions or the failure to close them on terms as favorable as we have entered into and announced may impair our ability to realize the benefits we intend to achieve and have a material and adverse effect on our operations and business.

We may not be able to successfully integrate the operations to be acquired in China and Japan with our global activities.

Even if we successfully close the merger with Infoshine and the acquisition of UMCJ, we may not be able to integrate their operations with our current operations in accordance with the manners or the schedule or under the economic conditions we plan or target. In order to realize the benefits we expect from these transactions, we need to integrate the operations of the acquired facilities with our current facilities. Our ability to integrate the operations and facilities of Hejian and UMCJ is dependent upon a number of factors, including:

•	technical competence of Hejian and UMCJ;

•	management and engineering abilities of Hejian and UMCJ;

•	our ability to adapt Hejian and UMCJ to our processes, practices and management approaches;

•	our ability to optimize the process, equipment, capacity, customer and technology mix in our global operations;

•	communication and coordination between different locations; and

•	cultural compatibility.

Failure to successfully integrate the operations of Hejian and UMCJ in the time frame we plan, or at all, will adversely affect the benefits we expect to enjoy and may have material adverse effects on our business and operations.

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

Our manufacturing yields directly affect our ability to attract and retain customers, as well as the price of our services. Our capacity utilization affects our operating results because a large percentage of our operating costs are fixed. Our technology mix affects utilization of our equipment and process technologies, as well as the prices we can charge, either of which can affect our margins. If we are unable to continuously improve our manufacturing yields, maintain high capacity utilization or optimize the technology mix of our wafer production, our profit margin may substantially decline.

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

We have been largely dependent on a small number of customers for a substantial portion of our business. In 2009, our top ten customers accounted for 65.3% of our net operating revenues. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our net operating revenues. We cannot assure you that our net operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to, any of these customers could significantly reduce our net operating revenues.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues, adjust production costs and allocate capacity efficiently on a timely basis.

Our customers generally do not place purchase orders far in advance (usually two months before shipment). In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, except in periods of extreme capacity shortage such as that experienced in late 2009 and early 2010. The lack of significant backlog and the unpredictable length and timing of semiconductor cycles make it difficult for us to forecast our revenues in future periods. Moreover, our expense levels are based in part on our expectations of future revenues and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our net operating revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter.

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

Our ability to compete successfully also depends on our ability to operate without infringing on the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States or in certain other countries until months after they are filed. The semiconductor industry, because of the complexity of the technology used and the multitude of patents, copyrights and other overlapping intellectual property rights, is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. It is common for patent owners to assert their patents against semiconductor manufacturers. We have received from time to time communications from third parties asserting patents that cover certain of our technologies and alleging infringement of intellectual property rights of others, and we expect to continue to receive such communications in the future. See “Item 4. Information on the Company — B. Business Overview — Litigation” for more details of our ongoing litigation. In the event any third party were to make a valid claim against us or against our customers, we could be required to:

•	seek to acquire licenses to the infringed technology which may not be available on commercially reasonable terms, if at all;

•	discontinue using certain process technologies, which could cause us to stop manufacturing certain semiconductors;

•	pay substantial monetary damages; and/or

•	seek to develop non-infringing technologies, which may not be feasible.

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

Two of our former executives were charged with criminal offenses and our company was fined for violations of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area in connection with our alleged involvement in the operation of Hejian.

Hejian, a semiconductor manufacturer in Suzhou, China, was set up in December 2001. Soon after the establishment of Hejian, there were various rumors that Hejian was set up by us, which we denied immediately because we did not inject any capital into nor did we transfer any technology to Hejian.

In early 2006, the Hsinchu District Prosecutor’s Office brought criminal charges in the Hsinchu District Court against our former Chairman, Robert H. C. Tsao and our former Vice Chairman, John Hsuan in connection their alleged breach of fiduciary duties and certain alleged violations of the ROC Commercial Accounting Act. Prior to such charges, both our former Chairman and former Vice Chairman resigned from their respective positions with our company. The Hsinchu District Court found our former Chairman and former Vice Chairman not guilty in October 2007, and the Prosecutor’s office filed an appeal with the Taiwan High Court in November 2007. On December 31, 2008, the Taiwan High Court rejected the prosecutor’s appeal and sustained the Hsinchu District Court’s decision. On January 20, 2009, Taiwan High Prosecutor’s office filed an appeal with the Supreme Court. On December 3, 2009, the Supreme Court reversed the decision of, and remanded the case to, the Taiwan High Court for a new trial on the prosecutor’s appeal filed in November 2007. This case is now pending in the Taiwan High Court.

The ROC Financial Supervisory Commission, or the ROC FSC, a regulatory authority that supervises securities, banking, futures, and insurance activities in Taiwan, also began their investigation into whether there had been any violation of ROC securities laws by us. In April 2005, our former Chairman was fined (1) NT$2.4 million by the ROC FSC for our delay in making timely public disclosure (within two days) regarding the information relating to Hejian, which had been resolved in our board meeting on March 4, 2005, or the March 4 Resolution, and (2) NT$0.6 million for our failure to disclose the information regarding the assistance we had provided to Hejian. Our former Chairman’s appeal in relation to such fines was overruled in early 2006, and a lawsuit was filed by our former Chairman with the Taipei Administrative High Court to challenge the ROC FSC fines. In December 2007, the Taipei Administrative High Court revoked the ROC FSC’s decision and ruled in favor of our former Chairman. In January 2008, the ROC FSC filed an appeal with the Supreme Administrative Court. On November 5, 2009, the Supreme Administrative Court denied the ROC FSC’s appeal. This case is now closed in favor of our former Chairman.

In connection with the March 4 Resolution, our company was also fined in the amount of NT$30,000 by the Taiwan Stock Exchange for an alleged delay in making public disclosure. After our former Chairman and former Vice Chairman were indicted by the prosecutor, our company was found by the ROC Ministry of Economic Affairs, or the ROC MOEA, to be in violation of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area and fined in the amount of NT$5 million for our alleged illegal investment in Hejian. Our appeal to the ROC MOEA in relation to such fines was denied in late 2006. We filed an administrative lawsuit in December 2006 with the Taipei Administrative High Court to challenge the ROC MOEA fine. In July 2007, the Taipei Administrative High Court revoked the ROC MOEA’s decision and ruled in our favor. In August 2007, the ROC MOEA filed an appeal with the Supreme Administrative Court. On December 10, 2009, the Supreme Administrative Court reversed the decision of, and remanded the case to, the Taipei High Administrative Court for a new trial on our administrative lawsuit. The case is now pending in the Taipei High Administrative Court.

We have been offered a 15% interest in a holding company that owns Hejian, but such investment may not materialize.

ROC law prohibits investment in China by Taiwanese makers of semiconductors without government approval. In March 2005, the Chairman of Infoshine, which owns 100% of Hejian, offered us a 15% interest in Infoshine. Immediately after we received the offer, we filed an application with the Investment Commission of the ROC MOEA for its executive guidance and disclosed our receipt of such offer to investors and the public.

In addition, at our stockholders’ meeting in June 2009, our stockholders approved our proposed merger with Infoshine. Upon consummation of the merger: (i) our company will be the surviving corporation; (ii) Infoshine will cease its corporate existence; (iii) all the assets and liabilities of Infoshine, along with its rights and obligations, will be assumed by our company in accordance with applicable laws; and (iv) with the previously offered 15% interest in Infoshine, our company will obtain full ownership of Hejian. Consummation of the merger and the realization of the 15% interest, however, are subject to approvals from governmental authorities. We cannot assure you that the ROC government will approve our acceptance of this 15% interest nor whether the governmental authorities will approve the merger. Without such approvals, we cannot be assured to receive the benefits we anticipate from the merger.

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

The success of our business depends upon attracting and retaining experienced executives, engineers and other employees to implement our strategy. The competition for skilled employees is intense. We expect demand for personnel in Taiwan to increase in the future as new wafer fabrication facilities and other businesses are established in Taiwan. We also expect demand for experienced personnel in other locations to increase significantly as our competitors establish and expand their operations. Some of our competitors are willing to offer better compensation than that we do to our executives, engineers and other employees. We do not have long-term employment contracts with any of our employees. If we were unable to retain our existing personnel or attract, assimilate and recruit new experienced personnel in the future, it could seriously disrupt our operations and delay or restrict the growth of our business.

Our transactions with affiliates and stockholders may hurt our profitability and competitive position.

We have provided foundry services to several of our affiliates and stockholders. These transactions were conducted on an arm’s-length basis. We currently do not provide any preferential treatment to any of these affiliates and stockholders. However, we may in the future reserve or allocate our production capacity to these companies if there is a shortage of foundry services in the market to enable these companies to maintain their operations and/or to protect our investments in them. This reservation or allocation may reduce our capacity available for our other customers, which may damage our relationships with other customers and discourage them from using our services. This may hurt our profitability and competitive position.

The differences between ROC and U.S. accounting standards affect the amount of our net income.

Our financial statements are prepared under ROC GAAP, which differ in certain significant respects from US GAAP. For a discussion of these differences, see Note 35 to our audited consolidated financial statements included elsewhere in this annual report. As a result, our net income (loss) attributable to the Company in 2007, 2008 and 2009 under US GAAP was NT$(9,264) million, NT$(28,955) million and NT$2,572 million (US$80 million), respectively, as compared to net income (loss) attributable to the Company under ROC GAAP of NT$16,962 million, NT$(22,320) million and NT$3,874 million (US$121 million) in 2007, 2008 and 2009, respectively.

The trend of adopting protectionist measures in certain countries, including the United States, could have a material adverse impact on our results of operations and financial condition.

Governments in the United States, China and certain other countries have implemented fiscal and monetary programs to stimulate economic growth as a result of the recent economic downturn, and many of these programs include protectionist measures that encourage the use of domestic products and labor. Recent policy developments by the governments in China and elsewhere also suggest an increased unwillingness to allow international companies to invest in or acquire local businesses. Since many of our direct customers and other downstream customers in the supply chain are located in or have operations in the countries where protectionist measures were adopted, such protectionist measures may have a material adverse effect on demand for our manufacturing services.

Any future outbreak of contagious diseases may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

Any future outbreak of contagious diseases, such as avian or swine influenza or severe acute respiratory syndrome, may disrupt our ability to adequately staff our business and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. Therefore, we may have to temporarily suspend part of or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, and affect the willingness and ability of our employees and customers to travel, which may also adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

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

As is common in the semiconductor industry, we have from time to time experienced difficulties in ramping up production at new or existing facilities or effecting transitions to new manufacturing processes. As a result, we have suffered delays in product deliveries or reduced manufacturing yields. We may encounter similar difficulties in connection with:

•	the migration to more advanced process technologies, such as 65- and 45/40- nanometer process technology;

•	the joint development with vendors for more powerful tools (both in production and inspection) needed in the future to meet advanced process technology requirements; and

•	the adoption of new materials in our manufacturing processes.

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

We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of these suppliers’ wafers. For example, in 2009, we purchased a majority of our silicon wafers from four makers, Shin-Etsu Handotai Corporation, or Shin-Etsu, Siltronic AG, MEMC Corporation and Sumco Group (including Sumco Corporation and Formosa Sumco Technology Corporation). We do not have long-term contracts with most of our suppliers. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.

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

Our operations may be delayed or interrupted and our business could suffer if we violate environmental, safety and health, or ESH, regulations.

The semiconductor manufacturing process requires the use of various gases, chemical, hazardous materials and other substances such as solvent and sulfuric acid which may have an impact on the environment. We are always subject to ESH regulations, and a failure to manage the use, storage, transportation, emission, discharge, recycling or disposal of raw materials or to comply with these ESH regulations could result in (i) regulatory penalties, fines and other legal liabilities, (ii) suspension of production or delays in operation and capacity expansion, (iii) a decrease in our sales, (iv) an increase in pollution cleaning fees and other operation costs, or (v) damage to our public image, any of which could harm our business. In addition, as ESH regulations are becoming more comprehensive and stringent, we may incur a greater amount of capital expenditures in technology innovation and materials substitution in order to comply with such regulations, which may adversely affect our results of operations.

Climate change may negatively affect our business.

There is increasing concern that climate change is occurring and may have dramatic effects on human activity without aggressive remediation steps. A modest change in temperature would result in increased coastal flooding, changing precipitation patterns and increased risk of extinction for the world’s species. Public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs.

Scientific examination of, political attention to and rules and regulations on issues surrounding the existence and extent of climate may result in an increase in the cost of production due to increase in the prices of energy and introduction of energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing the emission of carbon dioxide, methane and other greenhouse gases. Enterprises may need to purchase at higher costs new equipment or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted could affect our operations negatively. Changes in environmental regulations, such those on the use of perfluorinated compounds, could increase our production costs, which could adversely affect our results of operation and financial condition.

In addition, more frequent droughts and floods, extreme weather conditions and rising sea levels could occur due to climate change. The impact of such changes could be significant as most of our factories are located in islands including Taiwan and Singapore. For example, transportation suspension caused by extreme weather conditions could harm the distribution of our products. We cannot predict the economic impact, if any, of disasters or climate change.

Disruptions in the international trading environment may seriously decrease our international sales.

A substantial portion of our net operating revenues is derived from sales to customers located in countries other than those where our fabs are located, including Taiwan, Singapore and Japan. In 2007, 2008 and 2009, sales to our overseas customers accounted for 62.0%, 70.2% and 61.8%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan, Singapore and Japan to continue to represent a significant portion of our net operating revenues. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tax laws, import duties and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between Taiwan, Singapore, Japan and these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

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

The ROC government has been very supportive of technology companies such as us. For instance, the ROC’s labor laws and regulations do not require employees of semiconductor companies, including our company, to be unionized, and permit these employees to work shifts of 10 hours each day on a two-days-on, two-days-off basis. We cannot assure you, however, that these labor laws and regulations will not be changed in the future. In the event that the ROC government requires our employees to be unionized or decreases the number of hours our employees may work in a given day, our labor costs may increase significantly which could result in lower margins.

We, like many ROC technology companies, have benefited from substantial tax incentives provided by the ROC government. In 2009, such incentives resulted in a tax credit in the amount of NT$630 million (US$20 million). Among the incentives broadly enjoyed by ROC technology companies, various tax benefits granted under Chapter 2 and Article 70-1 of the Statute for Upgrading Industries expired on December 31, 2009. Despite the fact that we can still enjoy the five-year tax holidays for the relevant investment plans approved by ROC tax authority before the expiration of the Statute for Upgrading Industries, if more incentives are curtailed or eliminated, our net income after tax attributable to us may decrease.

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

From September 19, 2000, the commencement date of the listing of our ADSs on the New York Stock Exchange, or the NYSE, to December 31, 2009, the daily reported closing prices of our ADSs ranged from US$14.88 per ADS to US$1.51 per ADS. The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which recently have experienced significant price volatility with respect to shares of technology companies. Fluctuation in interest rates and other general economic conditions may also have an effect on the market price of the ADSs.

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

Except for treasury shares and shares held by our subsidiaries which meet certain criteria provided under the ROC Company Act, each common share is generally entitled to one vote and no voting discount will be applied. However, except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attached to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attached to the shares represented by the ADSs. The voting rights attached to the shares evidenced by our ADSs must be exercised as to all matters brought to a vote of stockholders collectively in the same manner.

Moreover, holders of the ADSs do not have individual rights to propose any matter for stockholders’ votes at our stockholders’ meetings. However, holders of at least 51% of the ADS outstanding at the relevant record date may request the depositary to submit to us one proposal per year for consideration at our annual ordinary stockholders’ meeting, provided that such proposal meets certain submission criteria and limitations, including the language and the length of the proposal, the time of submission, the required certification or undertakings, and the attendance at the annual ordinary stockholders’ meeting. A qualified proposal so submitted by the depositary will still be subject to review by our board of directors and there is no assurance that the proposal will be accepted by our board of directors for inclusion in the agenda of our annual ordinary stockholders’ meeting. Furthermore, if we determine, at our discretion, that the proposal submitted by the depositary does not qualify, we have no obligation to notify the depositary or to allow the depositary to modify such proposal.

Furthermore, if holders of at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including election of directors and/or supervisors, the depositary will appoint our Chairman, or his designee, to represent the ADS holders at the stockholders’ meetings and to vote the shares represented by the ADSs outstanding in the manner so instructed. If by the relevant record date the depositary has not received instructions from holders of ADSs holding at least 51% of the ADSs to vote in the same manner for any resolution, then the holders will be deemed to have instructed the depositary to authorize and appoint our Chairman, or his designee, to vote all the shares represented by ADSs at his sole discretion, which may not be in your interest.

The rights of holders of our ADSs to participate in our rights offerings may be limited, which may cause dilution to their holdings.

We may from time to time distribute rights to our stockholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

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

Our public stockholders may have more difficulty protecting their interests than they would as stockholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by laws governing ROC corporations. The rights of our stockholders to bring stockholders’ suits against us or our board of directors under ROC law are much more limited than those of the stockholders of U.S. corporations. Therefore, our public stockholders may have more difficulty protecting their interests in connection with actions taken by our management, members of our board of directors or controlling stockholders than they would as stockholders of a U.S. corporation. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Rights to Bring Stockholders’ Suits” included elsewhere in this annual report for a detailed discussion of the rights of our stockholders to bring legal actions against us or our directors under ROC law.

Holders of our ADSs will be required to appoint several local agents in Taiwan if they withdraw shares from our ADS program and become our stockholders, which may make ownership burdensome.

Non-ROC persons wishing to withdraw shares represented by their ADSs from our ADS program and hold our shares represented by those ADSs are required to, among other things, appoint a local agent or representative with qualifications set forth by the ROC FSC to open a securities trading account with a local brokerage firm, pay ROC taxes, remit funds and exercise stockholders’ rights. In addition, the withdrawing holders are also required to appoint a custodian bank with qualifications set forth by the ROC FSC to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information. Without making this appointment and opening of the accounts, the withdrawing holders would not be able to subsequently sell our shares withdrawn from a depositary receipt facility on the Taiwan Stock Exchange. Under ROC law and regulations, except under limited circumstances, PRC persons are not permitted to withdraw the shares underlying the ADSs or to register as a stockholder of our company. Under the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors promulgated by the ROC Executive Yuan on April 30, 2009, only qualified domestic institutional investors, or QDIIs, and limited entities or individuals who meet the qualification requirements set forth therein are permitted to own shares of an ROC company listed for trading on the Taiwan Stock Exchange, provided that such mainland area investors’ accumulated investment shall not exceed 10 percent of the shares of any ROC company and that their shareholdings are subject to certain restrictions as set forth in the abovementioned regulations.

You may not be able to enforce a judgment of a foreign court in the ROC.

We are a company limited by shares incorporated under the ROC Company Act. Most of our assets and most of our directors, supervisors and executive officers and experts named in the registration statement are located in Taiwan. As a result, it may be difficult for you to enforce judgments obtained outside Taiwan upon us or such persons in Taiwan. We have been advised by our ROC counsel that any judgment obtained against us in any court outside the ROC arising out of or relating to the ADSs will not be enforced by ROC courts if any of the following situations shall apply to such final judgment:

•	the court rendering the judgment does not have jurisdiction over the subject matter according to ROC law;

•	the judgment or the court procedure resulting in the judgment is contrary to the public order or good morals of the ROC;

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

We do not believe that we were a passive foreign investment company, or PFIC, for 2009 and we do not expect to become one in the future, although there can be no assurance in this regard. Based upon the nature of our business activities, we may be classified as a passive foreign investment company for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor.

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

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, Internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. Percentages of our net wafer sales derived from our products used in communication devices, consumer electronics, PCs, memory and other applications were 59.6%, 24.1%, 14.4%, 0.5% and 1.4%, respectively, in 2009.

We focus on the development of leading mass-producible manufacturing process technologies. We were among the first in the foundry industry to go into commercial operation with such advanced capabilities as producing integrated circuits with line widths of 0.25, 0.18, 0.15, 0.13 micron and 90, 65 and 45/40 nanometer. Advanced technologies have enabled electronic products, especially in relation to computer, communication and consumer products, to integrate their functions in new and innovative methods. Networking capabilities have allowed electronic products such as computers, cell phones, televisions, PDAs, CD-ROMs and digital cameras to communicate with each other to exchange information. More powerful semiconductors are required to drive multimedia functions (e.g. processing visual data) and to resolve network bandwidth issues. At the same time, the trend toward personal electronic devices has resulted in products that are becoming physically smaller and consume less power. Process technology must also shrink the volumes of products aggressively to cater to this trend of integrating multiple functions, reducing the number of components needed for operation and lowering IC power consumption. Dedicated semiconductor foundries need to achieve this process improvement and at the same time develop multiple process technologies to satisfy the varying needs of computer, communication and consumer products. We believe our superior process technologies will enable us to continue to offer our customers significant performance benefits for their products, faster time-to-market production, cost savings and other competitive advantages.

We provide high quality service based on our performance. In today’s marketplace, we believe it is important to make available not only the most manufacturable processes, but also the best solutions to enable customers to design integrated circuits that include entire systems on a chip. Through these efforts, we intend to be the foundry solution for SoC customer needs. To achieve this goal, we believe it is necessary to timely develop and offer the intellectual property and design support that customers need to ensure their specific design blocks work with the other design blocks of the integrated circuit system in the manner intended. Accordingly, we have a dedicated intellectual property and design support team which focuses on timely development of the intellectual property and process specific design blocks our customers need in order to develop products that operate and perform as intended. Our design service team actively cooperates with our customers and vendors of cell libraries and intellectual property offerings to identify, early in the product/market cycle, the offerings needed to ensure that these coordinated offerings are available to our customers in silicon verified form in a streamlined and easy-to-use manner. As a result, we are able to ensure the timely delivery of service offerings from the earliest time in the customer design cycle, resulting in a shorter time-to-volume production. We also provide our customers with real-time online access to their confidential production data, resulting in superior communication and efficiency. We further address our customers’ needs using our advanced technology and proven methodology to achieve fast cycle time, high yield, production flexibility and close customer communication. For example, we select and configure our clean rooms and equipment and develop our processes to maximize the flexibility in meeting and adapting to rapidly changing customer and industry needs. As a result, our cycle time, or the period from customer order to wafer delivery, and our responsiveness to customer request changes are among the fastest in the dedicated foundry industry. We also provide high quality service and engineering infrastructure.

Our production capacity is comparable to that of certain largest companies in the semiconductor industry, and we believe our leading edge and high volume capability is a major competitive advantage.

Our technology and service have attracted two principal types of foundry industry customers: fabless design companies and integrated device manufacturers. Fabless design companies design, develop and distribute proprietary semiconductor products but do not maintain internal manufacturing capacity. Instead, these companies depend on outside manufacturing sources. Integrated device manufacturers, in contrast, traditionally have integrated internally all functions — manufacturing as well as design, development, sales and distribution.

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Infineon, Freescale, STMicroelectronics, and Kawasaki, and leading fabless design companies, such as Xilinx, Broadcom, MediaTek, Realtek, Novatek, and Marvell. In 2009, our company’s top ten customers accounted for 65.3% of our net operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

For the disclosure related to our acquisition of Hejian, the contents of the Form 6-K we furnished to the Commission on April 29, 2009 (File No. 001-15128) are hereby incorporated by reference. At our annual stockholders’ meeting in 2009, the stockholders approved our proposed merger with Infoshine, the holding company of Hejian, with the merger subject to our ability to obtain the approvals from the necessary authorities pursuant to relevant laws and regulations. Hejian is engaged in the semiconductor foundry business and owns an 8-inch fab in Suzhou, China. Investment by an ROC company in the PRC to engage in semiconductor foundry business is strictly regulated by the ROC government. Traditionally, only manufacturing of semiconductor wafers of 8 inches or smaller sizes is permitted, and the number of total investment projects in the semiconductor foundry business undertaken by ROC companies, taken as a whole, is subject to a quota. When our stockholders approved the merger, however, there was no quota available. In February 2010, the relevant restrictions were partially lifted, and the quota and the restriction on the size of semiconductor wafers produced are not applicable if (i) an investment is made through merger or acquisition; (ii) the rest of the applicable requirements, such as the processing technology gap between the ROC company and its investment target, shall be satisfied; and (iii) the investment application is approved by the ROC government, which approval is at the government’s discretion. We plan to file an application for approval of our merger with the holding company of Hejian, but there can be no guarantee that we will successfully obtain the approval for the merger.

For the disclosure related to our tender offer of UMCJ, the contents of the Forms 6-K we furnished to the Commission on October 28, 2009 (File No. 001-15128) and December 21, 2009 (File No. 001-15128) are hereby incorporated by reference. After the tender offer which was held from October 29, 2009 to December 14, 2009, 403,368 shares of UMCJ were purchased, and we and AWL together held 94.79% of UMCJ shares. UMCJ then delisted from the Jasdaq Securities Exchange in accordance with its listing rules on March 19, 2010. Since not all of the outstanding equity securities of UMCJ were acquired, we expect to initiate certain squeeze-out procedures as provided in the Japanese Companies Act, with the expected result that we, together with AWL, will own 100% of UMCJ. By owning 100% of UMCJ and proceeding with integration, we expect UMCJ to reap the benefits of economies of scale and efficiency of operations through developing business on a global basis with our company. The reorganization and restructuring of UMCJ are also expected to increase the efficiency of our operation and to increase our overall corporate value. We also believe the integration will be beneficial to UMCJ’s customers, as it is expected to enable UMCJ to offer more competitive globally-based services along with our company’s broader range of technology and more competitive production capabilities.

Please refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a discussion of our capital expenditures in the past three years and the plan for the current year.

Our Strategy

To maintain and enhance our position as a market leader, we have adopted a business strategy with a focus on a partnership business model designed to accommodate our customers’ business needs and objectives and to promote their interests as our partners. We believe that our success and profitability are inseparable from the success of our customers. The goal in this business model is to create a network of partnerships or alliances among integrated device manufacturers, intellectual property and design houses, as well as foundry companies. We believe that we and our partners will benefit from the synergy generated through such long-term partnerships or alliances and the added value to be shared among the partners. The key elements of our strategy are:

Operate as a Customer-Driven Foundry. We plan to operate as a customer-driven foundry. The increasing complexity of 65-nanometer and more advanced technologies has impacted the entire chip industry, as ICs can now be designed with greater gate density and higher performance while incorporating the functions of an entire system. These advanced designs have created a new proliferating market of advanced mobile digital devices such as smart phones, which have decreased in size but greatly increased in functionality. We collaborate closely with our customers as well as partners throughout the entire supply chain, including equipment, electronic design automation tool and intellectual property, or IP, vendors to work synergistically toward each customer’s SoC silicon solution. We also possess experience and know-how in system design and architecture to integrate customer designs with advanced process technologies and IP. We believe the result is a higher rate of first-pass silicon success for our SoC solutions. Our customer-driven foundry solutions begin with a common logic-based platform, where designers can choose the process technologies and transistor options that best fit their specific application. From there, technologies such as radio frequency complementary metal-oxide-semiconductor, or RF CMOS, and embedded Flash memories can be used to further fine-tune the process for customers’ individual needs. Furthermore, as IP has become critical resources for SoCs, our portfolio includes basic design building blocks as well as more complex IP of optimized portability and cost, developed both internally and by third-party partners. With advanced technology, a broad IP portfolio, system knowledge and advanced 300-millimicron manufacturing, we offer comprehensive solutions that help customers deliver successful results in a timely fashion.

Build up Customer-focused Partnership Business Model. We have focused on building partnership relationships with our customers, and we strive to help our customers achieve their objectives through close cooperation. Unlike the traditional buy-and-sell relationship between a foundry and its customers, we believe our partnership business model will help us understand our customers’ requirements and, accordingly, better accommodate our customers’ needs in a number of ways, such as customized processes and services that optimize the entire value chain (not just the foundry portion) and intellectual property-related support. We believe that this business model will enable us to deliver our products to our customers at the earliest time our customers require for their design cycle, resulting in shorter time-to-market and time-to-volume production. Furthermore, we believe we will render more cost-effective services by focusing our research and development expenditures on the specific requirements of our customers. We believe our partnership business model will help us not only survive a market downturn, but also achieve a better competitive position.

Continue to Focus on High Growth Applications and Customers. We believe one measure of a successful foundry company is the quality of its customers. We focus our sales and marketing on customers who are established or emerging leaders in industries with high growth potential. Our customers include industry leaders such as AMD (ATI), Broadcom, Marvell, Infineon, MediaTek, Novatek, Realtek, SanDisk, STMicroelectronics, Texas Instruments, Freescale and Xilinx. We seek to maintain and expand our relationships with these companies. We strive to demonstrate to these customers the superiority and flexibility of our manufacturing, technology and service capabilities and to provide them with production and design assistance. We are also making efforts to further diversify our customer portfolio in order to maintain a balanced exposure to different applications and different customers. We believe these efforts strengthen our relationships with our customers and enhance our reputation in the semiconductor industry as a leading foundry service provider.

Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies. We believe that maintaining and enhancing our leadership in mass-producible semiconductor manufacturing technology is critical to attract and retain customers. Our reputation for technological excellence has attracted both established and emerging leaders in the semiconductor industries who work closely with us on technology development. In addition, we believe our superior processing expertise has enabled us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue building internal research and development expertise, to focus on process development and to establish alliances with leading and specialty semiconductor companies to accelerate access to next-generation and specialized technologies. For example, we expect to deliver our 28-nanometer technology to our customers in 2010 to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size. We believe our progress in developing more advanced process technologies has benefited our customers in the fields of computers, communications, consumer electronics and others with special preferences in certain aspects of the products, such as the ultimate performance, density and power consumption.

We also recognize that every company has limited resources and that the foundry industry is ever-evolving. Accordingly, we believe we should invest in new research and development technology intelligently and in a cost-effective manner to achieve the ultimate output of the resulting technology. In doing so, we balance the rate of return of our research and development with the importance of developing a technology at the right time to enhance our competitive edge without unduly diluting our profitability. We intend to avoid investments in technologies that do not present a commercial potential for volume production. We believe that to develop the earliest and most advanced semiconductor technology without regard to its potential for near term volume production may prove costly to our operations and would not strengthen our competitive position. We perceive a benefit to defer investment in the premature equipment needed to claim the earliest advanced technology and instead to purchase a more advanced and less expensive version of equipment from vendors who design such equipment based on pre-production lessons learned from the earliest technology.

Maintain Scale and Capacity Capabilities to Meet Customer Requirements, with a Focus on 12-inch Wafer Facilities for Future Expansion. We believe that maintaining our foundry capacity with advanced technology and facilities is critical to the maintenance of our industry leadership. Our production capacity is currently among the largest of all semiconductor foundries in the world. We intend to increase our 12-inch wafer production capacity to meet the needs of our customers and to fully capitalize on the expected growth of our industry. Our future capacity expansion plans will focus on 12-inch wafer facilities in order to maintain our technology leadership. 12-inch wafers offer manufacturing advantages over 8-inch wafers due to, among other reasons, the greater number of chips on each wafer and the advantages only offered on newer 12-inch capable equipment. In addition, 12-inch wafer facilities present a more cost-effective solution in achieving an economic scale of production. We intend to carefully monitor current market conditions in order to optimize the timing of our capital spending.

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

As a step in our continuing expansion of our manufacturing complex in the Tainan Science Park in southern Taiwan, we completed the construction of our second 300mm fab in Taiwan in May 2009. However, we have not finalized the expansion plan yet due to the potential impact of the global economic recession on industry demand. We will closely monitor industry demand and adjust our expansion schedule accordingly. We expect to move the equipment into this fab in September 2010. Total investment for this fab is expected to be US$5 billion, with a maximum designed monthly production capacity of approximately 50,000 wafers.

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2009.

	Fab 6A	Fab8A	Fab8C	Fab8D	Fab8E	Fab8F	Fab8S	Fab12A	Fab12i	UMCJ
Commencement of volume production	1989	1995	1998	2000	FABII 1998 FAB2A 2000	2000	2000	2002	2004	1996

Estimated full capacity(1)(2)	49,300 wafers per month	68,000 wafers per month	33,000 wafers per month	22,500 wafers per month	34,000 wafers per month	32,000 wafers per month	25,000 wafers per month	30,000 wafers per month	31,000 wafers per month	20,000 wafers per month
Wafer size	6-inch (150mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	12-inch (300mm)	12-inch (300mm)	8-inch (200mm)

(1)	Measured in original wafer size.
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

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 6A, 10 Innovation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC	27,898/34,609	6-inch wafer production	Leased (expires in December 2026)	Owned

Fab 8A, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC.	43,468/83,699	8-inch wafer production	Leased (expires in March 2014)	Owned

Fab 8C, 6 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC	24,678/71,427	8-inch wafer production	Leased (expires in March 2016)	Owned

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 8D, 8 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC	8,036/29,181	8-inch wafer production	Leased (expires in March 2016)	Owned

Fab 8E, 17 Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC	35,000/76,315	8-inch wafer production	Leased (expires in February 2016)	Owned

Fab 8F, 3 Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC.	24,180/65,736	8-inch wafer production	Leased (expires in February 2018)	Owned

Fab 8S, 16 Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC.	20,404/65,614	8-inch wafer production	Leased (expires in December 2023)	Owned

Fab 12A, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 741, ROC.	113,661/177,049	12-inch wafer production	Leased (expires in December 2020)	Owned

Fab 12i, 3 Pasir Ris Drive 12 Singapore 519528	85,737/142,169	12-inch wafer production	Leased (expires in March 2031)	Owned

UMCJ, 1580, Yamamoto, Tateyama-City, Chiba, Japan	387,550/61,111	8-inch wafer production	83% owned, 17% leased (expires in June 2049)	96% Owned, 4% Leased

United Tower, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300, ROC.	8,818/85,224	Administration office	Leased (expires in March 2014)	Owned

Tunhwa South Rd. Office, 3F, 76, Sec. 2, Tunhwa S. Rd., Taipei, Taiwan 106, ROC	166/2,575	Administration office	Owned	Owned

Testing Building, 1, Chin-Shan, St. 7, Hsinchu, Taiwan 300, ROC.	10,762/41,318	Leased to several companies	Owned	Owned

R&D Building, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 741, ROC.	42,000/47,501	Research and development	Leased (expires in December 2023)	Owned

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

Since the third quarter of 2006, we have begun the mass production of a next-generation 65-nanometer FPGA product, which features a 65% logic capacity increase over previous generation of FPGAs with triple gate oxide and 11 copper metal layers. Our 65-nanometer development team is not only independently developing our technologies in-house but is also bringing up customized process technologies to match customer specific needs. Furthermore, our 45/40-nanometer process technologies, which are jointly developed by us and our strategic partners has been available to our customers since early 2009, significantly increasing the competitive advantages of our customers by providing better device performance in a smaller die size.

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab, in 2009, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2007, 2008 and 2009:

	Year of Commencement of Operation	Year Ended December 31, 2009 Range of Process Technologies (in microns)	Year Ended December 31,
			2007	2008	2009
			(in thousands of 8-inch wafer equivalents, except percentages)
Fab
Fab 6A	1989	0.5	328	328	328
Fab 8A	1995	0.5 to 0.25	816	816	816
Fab 8C	1998	0.35 to 0.13	400	400	402
Fab 8D	2000	0.18 to 0.09	260	260	270
Fab 8E	1998	0.5 to 0.15	408	408	408
Fab 8F	2000	0.25 to 0.13	372	374	381
Fab 8S	2000	0.25 to 0.13	276	294	300
Fab 12A	2002	0.18 to 0.028	847	884	888
Fab 12i	2004	0.13 to 0.065	601	743	815
UMCJ	1996	0.35 to 0.15	348	240	240
Total estimated capacity	—	—	4,656	4,747	4,848
Total output (actual)	—	—	3,813	3,355	3,362
Average capacity utilization	—	—	81.9%	70.7%	69.4%

The table below sets forth a breakdown of number and percentage of wafer output by process technologies in 2007, 2008 and 2009. We began commercial operation of our 0.13-micron, 90-nanometer and 65-nanometer process technologies in the first quarter of 2002, the second quarter of 2003 and the first quarter of 2006, respectively.

	Year Ended December 31,
	2007		2008		2009
	(in thousands of 8-inch wafer equivalents, except percentages)

Technology

65 nanometers and under	34	0.9%	147	4.3%	270	8.0%
90 nanometers	492	12.9	701	21.0	605	18.0
0.13 micron	595	15.6	555	16.5	602	17.9
0.15 micron	354	9.3	258	7.7	269	8.0
0.18 micron	784	20.5	587	17.5	587	17.4
0.25 micron	206	5.4	110	3.3	76	2.3
0.35 micron	971	25.5	728	21.7	655	19.5
0.50 micron or higher	377	9.9	269	8.0	298	8.9

Total	3,813	100.0%	3,355	100.0%	3,362	100.0%

Capacity and Utilization

The fabs in Taiwan that we own directly are named Fab 6A, Fab 8A, Fab 8C, Fab 8D, Fab 8E, Fab 8F and Fab 8S, all of which are located in the Hsinchu Science Park in Taiwan, and Fab 12A, which is located in the Tainan Science Park in Taiwan. The fab in Singapore is named Fab 12i.

Our average capacity utilization rate was 81.9% in 2007, 70.7% in 2008 and 69.4% in 2009.

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

The most important raw material used in our production processes is silicon wafer, which is the basic raw material from which integrated circuits are made. The principal makers for our wafers are Shin-Etsu, Siltronic AG, MEMC Corporation and Sumco Group. We have in the past obtained and believe that we will continue to be able to obtain a sufficient supply of silicon wafers. We believe that we have close working relationships with our wafer suppliers. Based on such long-term relationships, we believe that these major suppliers will use their best efforts to accommodate our demand.

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

Quality Management

We believe that our advanced process technologies and reputation for high quality and reliable services and products have been important factors in attracting and retaining leading international and domestic semiconductor companies as customers.

We structure our quality management system in accordance with the latest international quality standards and our customers’ strict quality and reliability requirements. Our quality management system incorporates comprehensive quality control programs into the entire business flow of foundry operation including, among others, new process development management, production release control, incoming raw material inspection, statistical process control and methodology development, process change management, technical documentation control, product final inspection, metrology tool calibration and measurement system analysis, quality audit program, nonconformity management, customer complaint disposition, eight-discipline problem solving and customer satisfaction monitoring.

We set a high quality goal to ensure consistent high yielding and reliable product performance. Our quality program is continually enhanced through top-down annual Business Policy Management and bottom-up Total Quality Management activities. In addition, our efforts to observe best practices among fabs in the foundry industry have also contributed to the improvement of our overall quality management system.

Many of our customers perform physical production site qualification process in the early development phase and routine quality conformance audits in the volume production phase. These audits include both quality system review and physical fabrication area inspection for verification of conformity with the international quality standard and customers’ quality requirement. Our quality management system and quality control programs have been qualified and routinely audited by numerous customers who are recognized as world-class semiconductor companies with best-in-class quality standards.

Our Quality Assurance Division and Reliability Technology and Assurance Division collaborate to provide quality and reliability performance to customers. With our wafer processing quality and reliability conformance monitor program, we monitor the product quality and reliability at various stages of the entire manufacturing process before shipment to customers.

All our fabs are certified in compliance with ISO/TS 16949 and QC080000 IECQ HSPM standards. ISO/TS 16949 sets the criteria for developing a fundamental quality management system emphasizing on customer satisfaction in quality management, continual improvement, defect prevention and variation and waste reduction. QC080000 IECQ HSPM sets the criteria for developing a process management system for hazardous substances and focuses on developing environmentally friendly manufacturing processes. We are committed to continuously improve our quality management system and to deliver high quality product to our customers.

Services and Products

We primarily engage in wafer fabrication for foundry customers. To optimize fabrication services for our customers, we work closely with them as they finalize circuit design and contract for the preparation of masks to be used in the manufacturing process. We also offer our customers turnkey services by providing subcontracted assembly and test services. We believe that this ability to deliver a variety of foundry services in addition to wafer fabrication enables us to accommodate the needs of a full array of integrated device manufacturers, system companies and fabless design customers with different in-house capabilities.

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

Circuit Design. At this initial design stage, our engineers generally work with our customers to ensure that their designs can be successfully and cost-effectively manufactured in our facilities. We have assisted an increasing number of our customers in the design process by providing them with access to our partners’ electronic design analysis tools, intellectual property and design services as well as by providing them with custom embedded memory macro-cells. In our Silicon Shuttle program, we offer customers and intellectual property providers early access to actual silicon samples with their desired intellectual property and content in order to enable early and rapid use of our advanced technologies. The Silicon Shuttle program is a multi-chip test wafer program that allows silicon verification of intellectual property and design elements. In the Silicon Shuttle program, several different vendors can test their intellectual property using a single mask set, greatly reducing the cost of silicon verification for us and the participating vendors. The high cost of masks for advanced processes makes this program attractive to intellectual property vendors. ARM Limited, Faraday Technology Corp., or Faraday Technology, MIPS Technologies International, Virage Logic Corporation and Synopsys Inc. have utilized our Silicon Shuttle program. In our Alliance Program, we coordinate with leading suppliers of intellectual property, design and ASIC services to ensure their offerings are available to our customers in an integrated, easy to use manner which matches customers’ need to our technologies. With a view to lowering customer design barriers, we expanded our design support functions from conventional design support to adding intellectual property development to complement third-party intellectual properties and to provide customers with the widest range of silicon-verified choices. Our offerings range from design libraries to basic analog mixed-mode intellectual properties which, together, have helped shorten our customer’s design cycle time.

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

Assembly and Testing. We offer our customers turnkey services by providing the option to purchase finished semiconductor products that have been assembled and tested. We outsource assembly and test services to leading assembly and test service providers, including Siliconware Precision Industries Co., Ltd., or Siliconware, and Advanced Semiconductor Engineering Inc. in Taiwan. After final testing, the semiconductors are shipped to our customers’ designated locations.

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Infineon, Freescale, STMicroelectronics, and Kawasaki, and leading fabless design companies, such as Xilinx, Broadcom, MediaTek, Realtek, Novatek, and Marvell. Although we are not dependent on any single customer, a significant portion of our net operating revenues have been generated from sales to a few customers. Our top ten customers accounted for approximately 65.3% of our net operating revenues in 2009. Set forth below is a geographic breakdown of our operating revenues in 2007, 2008 and 2009.

	Year Ended December 31,
Region	2007	2008	2009
Taiwan	38.0%	29.8%	38.2%
Asia (excluding Taiwan)	6.9	5.1	10.6
North America	46.9	55.4	50.2
Europe	8.2	9.7	1.0

Total	100.0%	100.0%	100.0%

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. Because we are an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. For 2009, net wafer sales represents 96.8% of our net operating revenue, and excludes revenue from testing, mask and other services. The following table presents the percentages of our net wafer sales by types of customers during the last three years.

	Year Ended December 31,
Customer Type	2007	2008	2009
Fabless design companies	73.7%	73.2%	79.2%
Integrated device manufacturers	26.1	26.8	20.8
System companies	0.2	0.0	0.0

Total	100.0%	100.0%	100.0%

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

For IP offerings, we work with several leading IP vendors from digital, memory and analog fields in the semiconductor industry, such as Faraday Technology, ARM Limited, Virage Logic Corporation, Rambus Inc., Silicon Image Inc. and Synopsys Inc., to deliver quality IP blocks that have been silicon validated using our advanced processes. Our alliance programs with major electronic design automation vendors, such as Cadence, Magma, Mentor and Synopsys Inc., provide our customers with digital/analog reference design procedures and easy-to-use design solutions. By continuously enhancing our IP offerings, reference design procedures and design services through collaboration with major vendors, we aim to provide complete, accurate and user-friendly design solutions to our customers.

As a design moves into manufacturing production, we continue to provide ongoing customer support through all phases of the manufacturing process. The local account manager works with our customer service representative to ensure the quality of our services, drawing upon our marketing and customer engineering support teams as required.

We offer an online service, “MyUMC”, which gives our customers easy access to our foundry services by providing a total online supply chain solution. MyUMC offers 24-hour access to detailed account information such as manufacturing, engineering and design support documents through each customer’s own customized start page. The features that are available to customers through MyUMC include (i) viewing the status of orders from the start of production to the final shipping stages; (ii) designing layouts to shorten customers’ tape out time; (iii) collecting customer engineering requests; (iv) gathering and downloading documents for design purposes; (v) and accessing online in real-time the same manufacturing data used by our fab engineers. In addition, we have a system-to-system connecting service to provide direct data exchange between our system and our customers’ systems. In order to continually improve our information security management, our information technology division received ISO/IEC 27001:2005 certification in March 2008.

We price our products on a per die or per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Our main sales office is located in Taiwan, which is in charge of our sales activities in Asia. United Microelectronics (Europe) BV, our wholly-owned subsidiary based in Amsterdam, assists our sales to customers in Europe. Our sales in North America are made through UMC Group (USA), our subsidiary located in Sunnyvale, California.

We typically designate a portion of our wafer manufacturing capacity to some of our customers primarily under two types of agreements: reciprocal commitment agreements and deposit agreements. Under a reciprocal commitment agreement, the customer agrees to pay for, and we agree to supply, a specified capacity at a specified time in the future. Under a deposit agreement, the customer makes in advance a cash deposit for an option on a specified capacity at our fabs for a stated period of time. Option deposits are credited to wafer purchase prices as shipments are made. If this customer does not use the specified capacity, it will forfeit the deposit but, in certain circumstances and with our permission, the customer may arrange for a substitute customer to utilize such capacity. In some cases, we also make available capacity to customers under other types of agreements, such as capacity commitment arrangements with technology partners.

We advertise in trade journals, organize technology seminars, hold a variety of regional and international sales conferences and attend a number of industry trade fairs to promote our products and services. We also publish a corporate newsletter for our customers.

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

We believe that our primary competitors in the foundry services market are Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation and Globalfoundries Inc., as well as the foundry operation services of some integrated device manufacturers such as IBM and Toshiba. Other competitors such as Samsung, DongbuAnam Semiconductor, Grace Semiconductor Manufacturing Corp., X-FAB Semiconductors Foundries AG and Silterra Malaysia Sdn. Bhd. have initiated efforts to develop substantial new foundry capacity, although much of such capacity involves less cost-effective production than the 12-inch fabs for which we possess technical know-how. New entrants in the foundry business are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. The principal elements of competition in the semiconductor foundry industry include technical competence, production speed and cycle time, time-to-market, research and development quality, available capacity, manufacturing yields, customer service and price. We believe that we compete favorably with the new competitors on each of these elements, particularly our technical competence and research and development capabilities.

Intellectual Property

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes and activities. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2009, we held 2,117 U.S. patents and 2,697 patents issued outside of the United States.

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

We have entered into various patent cross-licenses with major technology companies, including a number of leading international semiconductor companies such as IBM, Renesas, Freescale and LSI. We may choose to renew our present licenses or to obtain additional technology licenses in the future.

Research and Development

We spent NT$9,631 million, NT$8,274 million and NT$8,044 million (US$252 million) in 2007, 2008 and 2009, respectively, on research and development, which represented 8.5%, 8.6% and 8.8% respectively, of our net operating revenues for these periods. Our research and development efforts are mainly focused on delivering SoC foundry solutions that consist of the world’s leading process technologies, customer support services and manufacturing techniques. These resources provide our foundry customers with improved opportunities to develop SoC products that supply the global market. Our commitment to research and development can be illustrated by our 2009 research and development expenditures, which reached approximately 8.8% of net operating revenues. In June 2007, we completed the construction of a research and development center for nanometer technologies in the Tainan Science Park. The research and development center allows for seamless application of advanced process technology in the research and development phase to the manufacturing phase, such as our 45/40-nanometer process technology that has been recently used to fabricate SRAM chips.

As of March 31, 2010, we employed 953 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

Our Investments

Depending on the market conditions, we intend to gradually reduce our investments through secondary equity offerings, exchangeable bond offerings and other measures available to our company.

We issued exchangeable bonds of US$235 million due 2007 in May 2002, and exchangeable bonds of US$206 million due 2008 in July 2003. The first bonds were exchangeable, at the option of the bondholders, into common shares or American depositary shares of AU Optronics, and the second bonds were exchangeable into common shares of AU Optronics. As of December 31, 2004, all bondholders of the Exchangeable Bonds due 2008 had exercised their rights to exchange their bonds into common shares of AU Optronics. Prior to the maturity date of May 10, 2007, 99.9% of the bondholders of the Exchangeable Bonds due 2007 had exercised their rights to exchange their bonds into common shares or American depositary shares of AU Optronics. We redeemed all of the remaining bonds outstanding in the principal amount of US$0.3 million. We sold 78 million common shares of AU Optronics in 2007. As of December 31, 2007, we did not have any common shares of AU Optronics.

We issued two tranches of zero coupon exchangeable bonds due 2014 in December 2009. The two exchangeable bond offerings consist of $127.2 million bonds exchangeable into common shares of Unimicron Technology Corporation, or Unimicron, and $80 million bonds exchangeable into common shares of Novatek Microelectronics Corp., Ltd., or Novatek. As of December 31, 2009, no bonds had been exchanged into common shares of Unimicron and Novatek, respectively.

In 2007, we sold 9 million common shares of MediaTek for NT$5,100 million. In 2008, we sold 5 million common shares of MediaTek for NT$1,673 million. In 2009, we sold 2 million common shares of MediaTek for NT$809 million (US$25 million). As of December 31, 2009, we did not have any common shares of MediaTek.

In addition, we sold 1.95 million common shares of ITE Tech. Inc., or ITE, for NT$260 million and 10.1 million common shares of Holtek Semiconductor Inc., or Holtek, for NT$720 million in 2007. In 2008, we sold 3.6 million common shares of ITE for NT$137 million and 6.3 million common shares of Holtek for NT$253 million. In 2009, we sold 0.5 million common shares of ITE for NT$35 million (US$1 million). We did not sell any common shares of Holtek in 2009. As of March 31, 2010, we held 15.63% and 16.31% in ITE and Holtek, respectively.

ESH Matters

As a member of the global community and a semiconductor industry leader, we have implemented measures to deal with environmental problems and mitigate climate change. Our manufacturing operation uses many chemicals, gases and other hazardous substances, and we are subject to various ESH regulations related to the use, storage, discharge, emissions, wastes and disposal of such chemicals, gases and hazardous substances.

We comply with ESH regulations and target to be a sustainable green foundry. We have introduced green concepts in every aspect of operation, including green commitment, management, procurement, production, products, recycling, office, education and marketing. We set our environmental protection policy as below:

•	to be an environmentally friendly enterprise characterized by continual improvement with a goal of pollution-free production;

•	to incorporate our environmental management system into the general organizational management system;

•	to take the initiative to reduce waste production and prevent pollution by introducing and developing environmentally friendly technology for design, production and operation;

•	to conserve energy and recycle resources in order to be a model of environmental protection for the international community;

•	to fulfill corporate social responsibilities by playing an active role in public and community affairs to improve and protect the environment; and

•	to educate employees about environmentally sound ethics and practices.

Numerous types of materials are used in semiconductor manufacturing process. The rapid changes in regulations result in significant operation costs of raw materials in many industries. We aggressively promote cleaner production process with an eye on sustainable operation and development. The RoHS (Restriction of Hazardous Substance) Directive has been in effect since July 1, 2006, which prohibits electronic products that contain certain levels of hazardous substances, including lead, cadmium, mercury, Chromium(VI) compounds, polybrominated biphenyls and polybrominated diphenyl ethers, from entering European markets, effectively creating a green trade barrier. As a result, we established a cross-division HSPM (Hazardous Substances Process Management) committee to manage all development and implementation of related work. We completed the final system audit for QC 080000 ICEQ HSPM qualification, a certification for having a hazardous substance process management system that meets the RoHS Directive, on June 9, 2006 and became the first semiconductor manufacturer worldwide to achieve HSPM certification for all fabs.

We have also implemented other extensive ESH management systems. These systems enable our operations to identify applicable ESH regulations, assist in evaluating compliance status and timely establish loss preventive and control measures. The systems we implemented in all our fabs have been certified as meeting the ISO 14001 and OHSAS 18001 standards. ISO 14001 consists of a set of standards that provide guidance to the management of organizations to achieve an effective environmental management system. Procedures are established at manufacturing locations to ensure that all accidental spills and discharges are properly addressed. OHSAS 18001 is a recognizable occupational health and safety management system standard, which may be applied to assess and certify our management systems. Our goal in implementing ISO 14001 and OHSAS 18001 systems is to continually improve our ESH management.

Climate Change

We have always paid attention to the issue of climate change and have aggressively implemented comprehensive carbon management programs for the carbon risk. Our comprehensive carbon management program includes energy-saving and carbon reduction measures with priority on reducing carbon in the manufacturing process. We are ahead of the foundry industry to complete the replacement of C2F6 with C3F8 of lower global warming potential in 2007. This replacement program helped reduce CO2 emissions by 410,000 metric tons in 2008 and 373,000 metric tons in 2009. Furthermore, our introduction of C4F 8 in 2008 further decreased the emission of CO2 in our production process. This replacement program helped reduce CO2 emissions by 85,000 metric tons in 2009. We plan to reduce the emission of perfluorocarbons by 34% from 2010 to 2012 through C4F8 replacement project.

We also believe in the importance of timely disclosure of carbon information and ensuring data quality. Since 2006, we have participated in the Carbon Disclosure Project formed by global institutional investors and disclosed our annual greenhouse gas emission volume, reduction goals and results. Moreover, we engage third-party verifiers to ensure the quality of the data. We completed verification on greenhouse gas emission and reduction records from 2000 to 2008 for all of our fabs in Taiwan. The verification on greenhouse gas emissions for 2009 is in progress and is expected to be completed by May 2010.

In 2009, we completed the first reported carbon footprint verification in the foundry industry for integrated circuit wafers produced at our facilities. We conducted carbon footprint verification of 200mm wafer production at Fab8A in accordance with international carbon footprint standard PAS 2050 of British Standards Institution, with the results verified by Det Norske Veritas (DNV), a third-party verifier. Due to the advanced technologies and numerous materials involved in the manufacturing of semiconductor wafers, carbon footprint calculation is complicated. Since we began our product life cycle assessment in all fabs in 2005, we have been able to complete this verification in the shortest time possible. The result is a significant milestone in our development of green production. This verification provides complete, scientific and reliable disclosure on the carbon information of products manufactured in our fabs as well as self-review of environmental impact. Moreover, it is a demonstration of our social responsibility to practice transparent communication with our stakeholders.

Litigation

Hejian, a semiconductor manufacturer in Suzhou, China, was set up in December 2001. Soon after the establishment of Hejian, there were various rumors that Hejian was set up by us, which we denied immediately because we did not inject any capital into nor did we transfer any technology to Hejian.

In early 2006, the Hsinchu District Prosecutor’s Office brought criminal charges in the Hsinchu District Court against our former Chairman, Robert H. C. Tsao and our former Vice Chairman, John Hsuan in connection with alleged breach of fiduciary duties and certain alleged violations of the ROC Commercial Accounting Act. Prior to such charges, both our former Chairman and former Vice Chairman resigned from their respective positions with our company. The Hsinchu District Court found our former Chairman and former Vice Chairman not guilty in October 2007, and the Prosecutor’s office filed an appeal with the Taiwan High Court in November 2007. On December 31, 2008, the Taiwan High Court rejected the prosecutor’s appeal and sustained the Hsinchu District Court’s decision. On January 20, 2009, Taiwan High Prosecutor’s office filed an appeal with the Supreme Court. On December 3, 2009, the Supreme Court reversed the decision of, and remanded the case to, the Taiwan High Court for a new trial on the prosecutor’s appeal. This case is now pending in the Taiwan High Court.

The ROC FSC, a regulatory authority that supervises securities, banking, futures, and insurance activities in Taiwan, also began their investigation into whether there had been any violation of ROC securities laws by us. In April 2005, our former Chairman was fined (1) NT$2.4 million by the ROC FSC for our delay in making public disclosure timely (within two days) regarding the information relating to Hejian, which had been resolved in the March 4 Resolution, and (2) NT$0.6 million for our failure to disclose the information regarding the assistance we had provided to Hejian. Our former Chairman’s appeal in relation to such fines was overruled in early 2006, and a lawsuit was filed by our former Chairman with the Taipei Administrative High Court to challenge the ROC FSC fines. In December 2007, the Taipei Administrative High Court revoked the ROC FSC’s decision and ruled in favor of our former Chairman. In January 2008, the ROC FSC filed an appeal with the Supreme Administrative Court. On November 5, 2009, the Supreme Administrative Court denied the ROC FSC’s appeal. This case is now closed in favor of our former Chairman.

In connection with the March 4 Resolution, our company was also fined in the amount of NT$30,000 by the Taiwan Stock Exchange for an alleged delay in making public disclosure. After our former Chairman and former Vice Chairman were indicted by the prosecutor, our company was found by the ROC MOEA to be in violation of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area and fined in the amount of NT$5 million for our alleged illegal investment in Hejian. Our appeal to the ROC MOEA in relation to such fines was denied in late 2006. We filed an administrative lawsuit in December 2006 with the Taipei Administrative High Court to challenge the ROC MOEA fine. In July 2007, the Taipei Administrative High Court revoked the ROC MOEA’s decision and ruled in our favor. In August 2007, the ROC MOEA filed an appeal with the Supreme Administrative Court. On December 10, 2009, the Supreme Administrative Court reversed the decision of, and remanded the case to, the Taipei High Administrative Court for a new trial on our administrative lawsuit. This case is now pending in the Taipei High Administrative Court.

In June 2005, our Singapore Branch as plaintiff issued a Writ of Summons against Tokio Marine & Fire Insurance Company (Singapore) Pte. Ltd., or Tokio Marine, as defendant under a marine cargo insurance policy for the replacement cost of a 300mm Endura System damaged in transit. We incurred a cost of approximate US$1.24 million to replace the damaged chamber. Our Singapore Branch filed suit to recover under the Tokio Marine insurance policy on the grounds that the equipment was damaged in shipment as a result of rough handling or conditions. Tokio Marine has denied that the incident was a covered event under the policy. In April 2008, the trial court entered a judgment in our favor in the amount of US$1.24 million with costs to be taxed in accordance with Singapore law. Before the time for Tokio Marine to appeal passed, Tokio Marine had paid us US$1.24 million plus interest in accordance with the judgment. Tokio Marine filed a notice of appeal to appeal the trial court decision on January 5, 2009. After a hearing on March 26, 2009, the Court of Appeal entered its order in our favor, dismissed the appeal and ordered Tokio Marine to pay the costs we incurred in this appeal. This case is now closed. Tokio Marine has made full payment for the amounts awarded by the court and is pursuing subrogation claims against China Airlines, the third-party carrier.

In February 2006, Taiwan Power Company, or TPC, filed a civil litigation case in Taiwan Hsinchu District Court against us and other Taiwan companies, claiming that (1) we and the other defendants collectively should pay electrical fees of NT$13.3 million with accrued interest to TPC, and (2) we pay electrical line fees of NT$21.2 million to TPC. On March 11, 2009, the Hsinchu District Court denied TPC’s claim and ruled in our favor. TPC filed an appeal with the Taiwan High Court on April 9, 2009. This case is now pending in the Taiwan High Court.

In March 2006, the spouse of Mr. C.F. Shih, a workman employed by Yih-Shin Construction Co., Ltd, or Yih-Shin, one of the subcontractors we engaged for construction of the Fab 12A dormitory, filed a request with the Taiwan Tainan Prosecutors’ Office for charges against us and other related parties in connection with Mr. Shih’s severe injury in connection with the construction work. The Taiwan Tainan Prosecutor’s Office denied this request, but Mr. Shih filed a civil claim in the Taiwan Tainan District Court against us, Yih-Shin and other related parties in April 2006. In the civil claim, Mr. Shih has asked for NT$21.0 million from us, Yih-Shin and other related parties collectively. In addition, Mr. Shih’s mother and spouse each requested compensatory damages of NT$0.3 million, and each of Mr. Shih’s three children requested for compensatory damages of NT$0.1 million. On January 15, 2010, the Taiwan Tainan District Court entered its order in our favor. The plaintiff did not file any appeal by the February 10, 2010 deadline, and this case is now closed in accordance with applicable rules.

On August 27, 2008, the Hsinchu District Prosecutors Office visited our offices in relation to an investigation related to our investment in ProMOS Technologies. We fully cooperated with the authorities in this investigation. We also conducted an internal inquiry regarding this investment, and we did not find any evidence of inappropriate activities that violate any of the applicable regulations. The Hsinchu District Prosecutors Office has decided not to prosecute this case.

Dispute with LSI

Due to the recent merger between LSI and Agere, we exercised our option to terminate Agere’s payments under the Alternate Payment Provisions and Supplemental Licenses, or the APP, effective January 1, 2004 between us and Agere. As a result, the licenses granted to Agere and Lucent Technologies under our patents and the licenses granted to us under the semiconductor patents owned by Agere, Lucent Technologies and AT&T were terminated. In light of the merger, we believed we could secure more favorable terms than those afforded under the APP and entered negotiations with LSI/Agere toward that goal.

Based on past experience and our patent portfolio, on April 1, 2009, we entered a negotiated solution which resolves all disputes between us and LSI/Agere without any material adverse effect on our operations or financial performance as a whole. Pursuant to the terms of the settlement, the proceedings were terminated and/or dismissed with prejudice, including each of the following proceedings:

•

In April 2008, LSI filed a petition with the US International Trade Commission naming us and eighteen other companies as proposed respondents (including AMIC Technology, one of our customers). LSI’s petition was based on alleged infringement of US Patent Number 5,227,335, claiming certain methods for forming nitrided glue layers for tungsten processing in semiconductor fabrication. LSI’s petition sought an order prohibiting import and/or sale of the accused devices in the US. Under established ITC practice, the ITC initiated an investigation on the petition.

•

On April 18 2008, LSI also filed a complaint in Federal District Court in the Eastern District of Texas, alleging an infringement of the same patent by the same parties. This complaint sought an injunction or order prohibiting the alleged infringement along with a reasonable royalty, and other damages in a trebled amount on the basis of alleged willfulness. Based on our motion, this court case was stayed pending the outcome of the ITC matter.

•

On October 31, 2008, we filed a counter-suit against LSI in the Federal District Court in the Northern District of California alleging infringement of two our patents, US Patent Numbers 5,459,354 and 5,652,689. Our complaint sought an injunction or order prohibiting the alleged infringement along with a reasonable royalty, and other damages, trebled on the basis of alleged willfulness.

•

On December 24, 2008, LSI filed its response to our complaint, denying infringement and alleging invalidity and unenforceability. In addition, LSI included counterclaims against us, alleging invalidity and unenforceability of our patents and further alleging infringement of four LSI US Patents, US Patent Numbers 5,149,672; 6,153,543; 5,599,739; and 5,693,561. LSI’s counterclaim sought an order invalidating and/or rendering the our patents unenforceable, together with an injunction or order prohibiting the alleged infringement along with a reasonable royalty, and other damages, trebled on the basis of alleged willfulness. On January 15, 2009, LSI dismissed that counterclaim without prejudice, and reasserted the same claims in the same court against us and our US subsidiary.

•

On January 9, 2009, we filed a second complaint in the Federal District Court in the Northern District of California, alleging infringement by LSI and Agere of our US Patent Number 5,393,701. Our complaint sought an injunction or order prohibiting the alleged infringement along with a reasonable royalty, and other damages, trebled on the basis of alleged willfulness.

We entered into a multi-year cross license agreement with LSI, effective from April 1, 2009 through December 31, 2012, which provides for the cross license of certain semiconductor patents including process and design. We and LSI further agreed not to assert patents against each other prior to December 31, 2012. We also agreed to pay LSI certain royalty fees under this agreement. See “Item 10 — Material Contracts”.

Risk Management

Risk and safety matters are administered by our Group Risk Management and Environmental Safety Health Division, or the GRM & ESH, established in 1998. We are pursuing the goal of a highly protected risk status in the semiconductor industry through the implementation of strict engineering safety procedures, regular enforcement of safety codes and standards, and compliance of detailed industry safety guidelines. Our initiatives include promoting a culture of safety within the organization and equipping each fab with Business Continuity Plan, or BCP, programs and BCP drills to lower the risk of business interruption. We have also adopted the Triple Star Ranking System of Chartis Insurance, a global leader in risk management and insurance, since 1999. All fabs have been ranked as top-class following Chartis’s risk evaluation and risk improvement recommendations. The ranking system focuses on 20 items, including ten Physical Protection Elements and ten Human Elements. Our latest 12-inch fabs, Fab 12A and 12i, obtained triple-stars in all 20 elements in the very first Triple Star Audit.

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

Our continuous efforts in risk improvement and mitigation programs were recognized by the “clean room risk identification and mitigation” Gold Medal we received in the National Quality Control Circle competition held by the ROC MOEA in 2005. In addition, we were awarded “Outstanding Performance Award” in Risk Management in 2006 by Chartis Insurance as a result of our outstanding risk management program.

Insurance

We maintain industrial all risk insurance for our buildings, facilities, equipment and inventories as well as third party properties, if any. The insurance for fabs and their equipment covers physical damage and business interruption losses up to their respective policy limits except for exclusions as defined in the policy. We purchase directors and officers liability insurance for our board directors and executive officers, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for. We also maintain public liability insurance for losses to third parties arising from our business operations. We believe that our insurance coverage is adequate to cover all major types of losses relevant to the semiconductor industry practice. However, significant damage to any of our production facilities, whether as a result of fire or other causes, could seriously harm our business.

C. Organizational Structure

The following list shows our corporate structure as of December 31, 2009:

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2009

UMC Group (USA)	California, USA	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
United Microelectronics Corp. (Samoa)	Samoa	100.00%
TLC Capital Co., Ltd	Taiwan, ROC	100.00%
UMCi Ltd.	Singapore	100.00%
UMC New Business Investment Corp.	Taiwan, ROC	100.00%
Alpha Wisdom Limited	Cayman Islands	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, ROC	99.99%
UMCJ	Japan	94.79%
Unitruth Investment Corp.	Taiwan, ROC	99.99%
UMC Capital (USA)	California, USA	100.00%
ECP VITA Ltd.	British Virgin Islands	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
United Lighting Opto-Electronic Inc.	Taiwan, ROC	95.54%
Everrich Energy Corp.	Taiwan, ROC	93.75%
Everrich Energy Investment (HK) Limited	China	93.75%
Yongsheng (ShanDong) Energy Co.	China	93.75%

Note: On June 26, 2009, United Microdisplay Optronics Corp., or UMO, filed for liquidation as a result of a decision of its stockholders’ meeting. We ceased accounting for our ownership of UMO under the equity method from June 26, 2009, and UMO was not our consolidated subsidiary as of December 31, 2009.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2009 have been translated into U.S. dollar amounts using US$1.00 = NT31.95, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs. We manage our business and measure our results of operations based on a single industry segment.

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, revenues varied significantly over this period. It can take several years to plan and construct a fab and bring it to operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs or acquiring existing fabs in response to anticipated demand growth for semiconductors. In addition, after commencement of commercial operations, fabs can increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent a proportional growth in demand, this increase in supply often results in semiconductor manufacturing overcapacity, which has led to a sharp decline in semiconductor prices and significant capacity under-utilization. Our average capacity utilization rate increased to 81.9% in 2007, decreased to 70.7% in 2008 and decreased to 69.4% in 2009, primarily due to a general decline in the semiconductor industry as a result of the global economic recession and credit crisis since the second half of 2008. We believe that our results in 2007, 2008 and 2009 reflect the ongoing uncertainty in the global economy, conservative corporate information technology spending and low visibility with respect to end market demand.

Pricing

We price our products on either a per die or a per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we in general review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed, fluctuations in our products’ average selling prices historically have had a substantial impact on our margins. Our average selling price decreased approximately 11.6% from 2008 to 2009, mainly due to a change in our product mix.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to compete effectively with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2007, 2008 and 2009, approximately 64.8%, 68.1% and 67.2%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs. Our variable costs decreased in 2009 due to a decrease in direct material costs from NT$5,985 million in 2008 to NT$4,988 million (US$156 million) in 2009 due to lower direct material prices.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate increased to 81.9% in 2007 but decreased to 70.7% and 69.4% in 2008 and 2009, respectively, primarily due to a general decline in the semiconductor industry as a result of the global economic recession and credit crisis since the second half of 2008. Utilization rates can also be affected by efficiency in production facility and product flow management. Other factors affecting utilization rates are the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply and fire or natural disaster.

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

Change in Product Mix and Technology Migration

Because the price of wafers processed with different technologies varies significantly, the mix of wafers that we produce is among the primary factors that affect our revenues and profitability. The value of a wafer is determined principally by the complexity and performance of the processing technology used to produce the wafer, as well as by the yield and defect density. Production of devices with higher levels of functionality and performance, with better yields and lower defect density as well as with greater system-level integration requires better manufacturing expertise and generally commands higher wafer prices. The increase in price generally has more than offset associated increases in production cost once an appropriate economy of scale is reached.

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We began our volume production with 90 nanometer and 65 nanometer technologies in 2004 and 2006, respectively. We started 40-nanometer production in the first half of 2009. These types of technology migration require continuous capital and research and development investment. Because developing and acquiring advanced technologies involve substantial capital investment, we expect to continue to spend a substantial amount of capital on upgrading our technologies and capabilities.

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

Investments

Most of our investments were made to improve our market position and for strategy considerations, a significant portion of which are in foundry-related companies including fabless design customers, raw material suppliers and intellectual property vendors. In addition, we also invest in non-foundry-related businesses, such as Mega Financial Holding Co. Ltd. and ProMOS Technologies Inc. In recent years, we have from time to time disposed of investments for financial, strategic or other purposes.

See “Item 4. Information on the Company—B. Business Overview—Our Investments” for a description of our investments.

Treasury Share Programs

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. In 2007, 2008 and 2009, we purchased an aggregate of nil, 200 million and 300 million, respectively, of our shares under these plans. We had no buy back program in 2007. From August 28, 2008 to October 2, 2008, we purchased 200 million of our shares for cancellation. From December 16, 2008 to February 16, 2009, we purchased 300 million of our shares at an average price of NT$7.98 per share to transfer to employees. In addition, on February 2, 2010, the board of directors passed a resolution to purchase up to 300 million of our shares on the Taiwan Stock Exchange at a price between NT$10.95 and NT$25.85 per share during the period from February 3, 2010 to April 2, 2010 to transfer to employees. Of the repurchased shares, 137 million, 97 million and 78 million shares were purchased by our employees in November 2003, December 2007 and December 2009, respectively; 556 million shares in aggregate were canceled in 2008.

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

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured. Most of our sales transactions have shipping terms of Free on Board, or FOB, or Free Carrier, or FCA, shipment in which title and the risk of loss or damage are transferred to the customer upon delivery of the product to a carrier approved by the customer.

Allowance for sales returns and discounts are estimated based on the history of customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectability. Such allowances are recorded in the same period in which sales are made. Shipping and handling costs are included in sales expenses.

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

The allowances for doubtful accounts accounted for 0.01%, 1.23% and 0.50% of our accounts receivables as of December 31, 2007, 2008 and 2009, respectively. The decrease in the allowance for doubtful accounts as a percentage of our accounts receivables is primarily due to an increase in accounts receivables, which reflected the recovery of the general economy since the second half of 2009.

Inventory

Inventories are recorded at cost when acquired and stated at the lower of cost item by item, based on the weighted average method, or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while net realizable values determined by the average selling price of the most recent periods are used as market values of work-in-process and finished goods. In addition, allowances for obsolete and slow-moving inventories are determined by analyzing the age and sales condition of the inventories.

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

According to Accounting Standards Codification, or ASC, 740-10, Income Tax, our uncertain tax positions are accounted for based on a two-step process. The first step is to evaluate the tax position for recognition by determining if it is more likely than not that the position will be sustained based on the technical merits. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Although ASC 740-10, Income Tax provides further clarification of the accounting for uncertainty in income taxes recognized in the financial statements, significant management judgment must be made and used in connection with the recognition threshold and measurement attribute. Determination of our uncertain tax positions involves the legal and factual interpretation with respect to the application of relevant tax laws and regulations, along with our assessment of other factors including changes in facts or circumstances, changes in tax law, and/or effectively settled issues under audit. As mentioned above, the application of tax laws and regulations is inherently subject to legal and factual interpretation, judgment and uncertainty. In addition, tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the final settlement of these uncertain tax positions might be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

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

Investments in Debt and Equity Securities

Under US GAAP and ROC GAAP, equity securities over which we exercise no significant influence or control and with readily determinable fair values and debt securities are to be classified as either trading, which are known as financial assets at fair value through profit or loss, or FVTPL, under ROC GAAP, available-for-sale or held-to-maturity securities. Debt securities that we have the intent and ability to hold to maturity are classified as held-to-maturity securities and reported at their amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses reported in other comprehensive income under stockholders’ equity. Unrealized losses that are deemed to be other than temporary are charged to earnings. For individual securities classified as either available-for-sale or held-to-maturity, we would determine whether a decline in fair value below cost is other than temporary pursuant to guidance provided by ASC 320-10-35, Investments-Debt and Equity Securities. We consider, among other factors, information concerning significant adverse changes in market conditions in which the investee operates and operating issues specific to the investee in determining whether a decline in value is temporary. In general, a decline in market value below cost for a continuous period of six months is considered to be other than temporary unless there is persuasive evidence to the contrary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value with a charge against earnings.

Derivative Instruments

Under US GAAP and ROC GAAP, the embedded derivative features contained in exchangeable bonds are bifurcated and separately accounted for if the economic characteristics and risks of the embedded derivative instruments are not clearly and closely related to those of the host contracts. Those bifurcated embedded derivatives are fair valued at the end of each reporting period by using the option pricing model with the changes in fair value included in earnings. The valuation model uses the market-based observable inputs including share price, volatility, credit spread and swap rates.

We also hold certain freestanding derivative instruments such as interest rate swap and forward contracts, which are fair valued at each reporting period end. The fair values of these instruments are determined using market established valuation techniques, which involve certain key inputs such as the expected interest forward rate, expected volatility in interest rates, spot exchange rate and swap point. Any change in such key inputs could materially impact the determination of fair value of these derivative instruments.

Employee Stock Options

Under ROC GAAP, for stock options granted before January 1, 2008, we apply the intrinsic value method to recognize the difference between the market price of the stock at grant date and the exercise price of the employee stock option as compensation expense. For stock options granted on or after January 1, 2008, we recognize compensation cost using the fair value method in accordance with ROC SFAS No. 39 “Accounting for Share-Based Payment”, or ROC SFAS 39, consistent with US GAAP. For equity-settled employee stock options, the corresponding increase in equity is measured at the fair value of the options. For cash-settled employee stock options, the corresponding liability incurred is measured at the fair value of the liability and such fair value is remeasured subsequently at each reporting date through the settlement date.

The Black-Scholes option-pricing model requires the use of input assumptions, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. We applied the historical realized volatility, which calculates volatility based on the historical stock price volatility over the time period equal to the expected term of the employee stock option, in estimating expected volatility because our shares have been publicly traded for a long time. For the options granted prior to 2008, we determined the expected term as the mid-point between the vesting period and the contractual term by using the simplified method. For the options granted after 2008, we determined the expected term based on historical stock option exercise data and we used the historical pattern of dividend yield for estimating the expected dividend of the underlying employee stock options. For entities based in jurisdictions outside the United States, the risk-free interest rate is the implied yield of zero-coupon government bonds currently available in the market in which the shares are primarily traded. Hence, we use the average yield of Taiwan Government Bond with the remaining term similar to the expected option term as the risk-free interest rate. The estimates of option fair value are not expected to foresee future events or the values realized by employees who receive stock option at the end of plans. In addition, later events are not indicative of the rationality of the initial estimates of the fair value of options used by us. We adjust employee stock option expenses on an annual basis for changes in expected forfeitures based on the examination of latest employee stock option forfeiture activity. The effect of adjusting the forfeiture rate used for expense amortization is recognized in the corresponding period in which the expected forfeiture rate is changed.

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

Our total depreciation expenses decreased from NT$37,830 million in 2007 to NT$37,197 million in 2008 and decreased to NT$33,530 million (US$1,050 million) in 2009.

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

•	investment loss accounted for under the equity method, which has been primarily derived from the recognition of investee companies’ net loss based on the percentage of their ownership we hold; and

•	impairment loss, which have been primarily derived from the loss recognized in our financial assets measured at cost, non-current and long-live assets.

Taxation

Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of four or five years following each such capital increase. This tax exemption resulted in tax savings of approximately NT$939 million, NT$472 million and NT$766 million (US$24 million) in 2007, 2008 and 2009, respectively. Our tax rate was 25% in 2007, 2008 and 2009, the same rate applicable to companies outside the Hsinchu Science Park, and the statutory tax rate has been changed from 25% to 20% effective January 1, 2010.

We also benefit from other tax incentives generally available to technology companies in Taiwan, including tax credits applicable against corporate income tax that range from 30% to 50% of the amount of certain research and development and employee training expenses and 5% to 20% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately NT$1,072 million, NT$609 million and nil in 2007, 2008 and 2009, respectively.

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$2,810 million, NT$997 million and NT$651 million (US$20 million) of tax expense in 2007, 2008 and 2009, respectively.

In 1997, the ROC Income Tax Law was amended to integrate corporate income tax and stockholder dividend tax to eliminate the double taxation effect for resident stockholders of Taiwan companies. Under the amendment, all retained earnings generated from January 1, 1998 and not distributed to stockholders as dividends in the following year will be assessed a 10% retained earnings tax. See “Item 10. Additional Information—E. ROC Tax Considerations—Dividends”. As a result, if we do not distribute all of our annual retained earnings generated beginning January 1, 1998 as either cash and/or stock dividends in the following year, these earnings will be subject to the 10% retained earnings tax. In addition, the ROC government enacted the ROC Income Basic Tax Act, also known as the “Minimum Income Tax Statute”, or the Statute, which became effective on January 1, 2006 and imposes an alternative minimum tax, or AMT. The AMT imposed under the Statute is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the Statute. In accordance with the Statute, a company will be subject to a 10% AMT if its annual taxable income under the Statute exceeds NT$2 million.

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Year Ended December 31,
	2007	2008	2009
Net operating revenues	100.0%	100.0%	100.0%
Cost of goods sold	(79.5)	(86.9)	(83.1)

Gross profit	20.5	13.1	16.9
Operating expenses:
Sales and marketing	(3.6)	(3.6)	(3.1)

	Year Ended December 31,
	2007	2008	2009
General and administrative	(3.3)	(3.1)	(3.0)
Research and development	(8.5)	(8.6)	(8.8)

Operating income (loss)	5.1	(2.2)	2.0
Net non-operating income (loss)	12.3	(20.5)	(0.2)

Income (Loss) before income tax and minority interests	17.4	(22.7)	1.8
Income tax expense	(2.5)	(1.0)	(0.7)

Extraordinary gain	—	—	0.7

Net income (loss)	14.9	(23.7)	1.8

Attributable to:
the Company	15.0	(23.0)	4.2
minority interests	(0.1)	(0.7)	(2.4)

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net operating revenues. Net operating revenues decreased by 5.6% from NT$96,814 million in 2008 to NT$91,390 million (US$2,860 million) in 2009, largely attributable to a decrease in our average selling price as a result of the global recession since the second half of 2008 which resulted in lower demand in the semiconductor industry.

Cost of goods sold. Cost of goods sold decreased by 9.7% from NT$84,102 million in 2008 to NT$75,975 million (US$2,378 million) in 2009, primarily due to a decrease in depreciation and our continuous effort on cost reduction, including negotiation with suppliers for more favorable prices, streamlining the workforce and implementation of unpaid leave plans.

Gross profit and gross margin. Gross margin increased from 13.1% in 2008 to 16.9% in 2009, primarily due to our improved operating efficiencies as a result of cost reduction.

Operating income (loss) and operating margin. Operating income (loss) increased substantially from NT$(2,100) million in 2008 to NT$1,847 million (US$58 million) in 2009. Our operating margin increased from (2.2)% in 2008 to 2.0% in 2009. The increase in operating margin is largely due to an increase in gross margin. Operating expenses decreased by 8.4% from NT$14,812 million in 2008 to NT$13,568 million (US$424 million) in 2009.

Sales and marketing expenses. Our sales and marketing expenses decreased by 19.6% from NT$3,483 million in 2008 to NT$2,800 million (US$87 million) in 2009. The decrease in sales and marketing expenses was mainly due to a decrease in IP royalty expenses and the recovery of bad debts. Our sales and marketing expenses as a percentage of our net operating revenues decreased slightly from 3.6% in 2008 to 3.1% in 2009.

General and administrative expenses. Our general and administrative expenses decreased by 10.8% from NT$3,055 million in 2008 to NT$2,724 million (US$85 million) in 2009 primarily as a result of our expense control activities. Our general and administrative expenses as a percentage of our net operating revenues decreased slightly from 3.1% in 2008 to 3.0% in 2009.

Research and development expenses. Our research and development expenses decreased by 2.8% from NT$8,274 million in 2008 to NT$8,044 million (US$252 million) in 2009. The decrease in research and development expenses resulted primarily from our expense control activities. Our research and development expenses as a percentage of our net operating revenues increased from 8.6% in 2008 to 8.8% in 2009.

Net non-operating loss. Net non-operating loss decreased by 99.1% from NT$19,886 million in 2008 to NT$174 million (US$6 million) in 2009, mainly due to a decrease in loss on valuation of financial assets from NT$2,398 million to nil, a decrease in impairment loss from NT$13,180 million to NT$4,007 million (US$125 million) and a decrease in net investment loss accounted for under the equity method from NT$10,465 million to net investment gain accounted for under the equity method of NT$180 million (US$6 million), partially offset by a 42.0% decrease in gain on disposal of investments from NT$3,386 million to NT$1,965 million (US$62 million) and a 55.1% decrease in dividend income from NT$2,094 million to NT$941 million (US$29 million).

Net income (loss) attributable to the Company. Due to the factors described above, we incurred a net income of NT$3,874 million (US$121 million) in 2009, compared with a net loss of NT$(22,320) million in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net operating revenues. Net operating revenues decreased by 14.6% from NT$113,311 million in 2007 to NT$96,814 million in 2008, largely attributable to a decrease in customer demand, which resulted in a 11.7% decrease in wafers sold, from 3,745 thousand wafers in 2007 to 3,308 thousand wafers in 2008.

Cost of goods sold. Cost of goods sold decreased by 6.6% from NT$90,072 million in 2007 to NT$84,102 million in 2008. Our capacity utilization rate decreased from 81.9% in 2007 to 70.7% in 2008.

Gross profit and gross margin. Our gross margin fluctuation depends on the level of manufacturing capacity, wafer shipments and product mix. Gross margin rate decreased from 20.5% in 2007 to 13.1% in 2008, which was primarily driven by lower capacity utilization in 2008. As our utilization rates decreased, our costs were allocated over a smaller number of units, which led to higher unit costs.

Operating income (loss) and operating margin. Operating income (loss) decreased substantially from NT$5,815 million in 2007 to NT$(2,100) million in 2008. Our operating margin decreased from 5.1% in 2007 to (2.2)% in 2008. The decrease in operating margin is largely due to a decrease in gross margin.

Sales and marketing expenses. Our sales and marketing expenses decreased by 14.4% from NT$4,069 million in 2007 to NT$3,483 million in 2008. The decrease in sales and marketing expenses was mainly due to decreases in sample and mask expenses for sales promotion. Our sales and marketing expenses as a percentage of our net operating revenues remained at 3.6% in both 2007 and 2008.

General and administrative expenses. Our general and administrative expenses decreased by 18.0% from NT$3,724 million in 2007 to NT$3,055 million in 2008. The decrease in general and administrative expenses was primarily due to decreases in personnel related expenses as a result of decreases in headcounts and salaries in 2008. Our general and administrative expenses as a percentage of our net operating revenues decreased from 3.3% in 2007 to 3.1% in 2008.

Research and development expenses. Our research and development expenses decreased by 14.1% from NT$9,631 million in 2007 to NT$ 8,274 million in 2008. The decrease in research and development expenses resulted primarily from the reduction of our development of 65-nanometer process technologies. Our research and development expenses as a percentage of our net operating revenues increased from 8.5% in 2007 to 8.6% in 2008.

Net non-operating income (loss). Net non-operating income (loss) substantially decreased by 243.5% from NT$13,855 million in 2007 to NT$(19,886) million in 2008 mainly due to the impairment loss and investment loss accounted for under the equity method. Impairment loss increased from NT$576 million in 2007 to NT$13,180 million in 2008. Results for investments accounted for under the equity method decreased from a gain of NT$626 million in 2007 to a loss of NT$(10,465) million in 2008.

Net income (loss) attributable to the Company. Due to the factors described above, we recognized a net loss of NT$(22,320) million in 2008, compared to a net income of NT$16,962 million in 2007.

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

We have financed our capital expenditure requirements in recent years with cash flows from operations as well as from bank borrowings, the issuance of bonds and equity-linked securities denominated in NT dollars and U.S. dollars. We incurred capital expenditures of NT$28,299 million, NT$11,515 million and NT$17,618 million (US$551 million) in 2007, 2008 and 2009, respectively, requiring a significant amount of funding from financing activities. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows. Cash flows significantly exceed operating income, reflecting the significant non-cash depreciation expense. We generated cash flows from operations of NT$48,124 million, NT$45,251 million and NT$32,427 million (US$1,015 million) in 2007, 2008 and 2009, respectively.

As of December 31, 2009, we had NT$66,153 million (US$2,071 million) of cash and cash equivalents and NT$2,096 million (US$66 million) of FVTPL, current.

We believe that our working capital, cash flow from operations and unused lines of credit are sufficient for our present requirements.

Operating Activities

Our operating activities generated cash of NT$32,427 million (US$1,015 million) in 2009. Cash generated from our operating activities for 2009 significantly exceeded net income due to the add-back of non-cash items, such as depreciation and amortization in the amount of NT$34,230 million (US$1,071 million). Cash generated by operating activities decreased from NT$45,251 million in 2008 to NT$32,427 million (US$1,015 million) in 2009, primarily due to a decrease in cash collected from our customers.

Investment Activities

Net cash used in our investment activities was NT$19,218 million (US$601 million) in 2009. In 2009, we used cash of NT$17,618 million (US$551 million) to purchase equipment primarily used at our fabs. This was offset by the net cash provided by acquisition and disposal of available-for-sale financial assets in the amount of NT$2,682 million (US$84 million).

Financing Activities

Net cash generated from our financing activities was NT$4,944 million (US$155 million) in 2009. We issued exchangeable bonds of NT$6,671 million (US$209 million) and acquired treasury stock of NT$2,393 million (US$75 million) in 2009.

We had NT$129 million (US$4 million) outstanding short-term loans as of December 31, 2009. We had total availability under existing short-term lines of credit of NT$12,088 million (US$378 million) as of December 31, 2009.

We had bonds payable of NT$12,767 million (US$400 million) in the aggregate as of December 31, 2009.

As of December 31, 2009, our outstanding long-term debts primarily consisted of NT$100 million unsecured long-term bank loans due by 2012 and NT$700 million secured long-term bank loans due by 2013. The interest rates of our long-term bank loans range from 1.275% to 1.815%.

As of December 31, 2009, the current portion of bonds due within one year was NT$12,767 million (US$400 million), and the current portion of long-term bank loans due within one year was NT$34 million (US$1 million).

Capital Expenditures

We have entered into several construction contracts for the expansion of our factory space. As of December 31, 2009, these construction contracts amounted to NT$2,750 million (US$86 million) with an unaccrued portion of the contracts of NT$181 million (US$6 million).

In 2009, we spent approximately NT$17,618 million (US$551 million) primarily to purchase 8-inch and 12-inch wafer-processing equipment and other equipment for research and development and production purposes. Our initial budget for purchases of semiconductor manufacturing equipment for 2010 is expected to be in the range between US$1,200 million and US$1,500 million. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook.

We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure requirements at least through the end of 2010. We also expect to fund a portion of our capital requirements in 2010 through the cash provided by operating activities. Due to rapid changes in technology in the semiconductor industry, however, we have frequent demand for investment in new manufacturing technologies. We cannot assure you that we will be able to raise additional capital, should that become necessary, on terms acceptable to us, or at all. If financing is not available on terms acceptable to us, management intends to reduce expenditures so as to delay the need for additional financing. To the extent that we do not generate sufficient cash flows from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings to finance our working capital needs or our future expansion plans. The sale of additional equity or equity-linked securities may result in additional dilution to our stockholders. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our products and change in our product mix, which in turn may be adversely affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the average selling prices of our products. The average selling prices of our products have been subjected to downward pressure in the past and are reasonably likely to be subject to further downward pressure in the future. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

Transactions with Related Parties

Our transactions with related parties have been conducted on arm’s-length terms. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” and Note 27 to our audited consolidated financial statements included in this annual report.

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

The following table sets forth a comparison of our net income (loss) and stockholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated.

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in millions)
Net income (loss) attributable to the Company
Net income (loss) attributable to the Company, ROC GAAP	16,962	(22,320)	3,874	121
US GAAP adjustments
Compensation	(2,648)	(1,925)	(802)	(25)
Equity investees	(4)	(80)	(32)	(1)
Investments in debt and equity securities	319	1,486	(830)	(26)
Goodwill	(23,761)	(14,571)	—	—
Treasury stock and related disposal	(132)	8,817	—	—
Inventory	—	(362)	362	11

Net income (loss) attributable to the Company, US GAAP	(9,264)	(28,955)	2,572	80

Stockholders’ equity
Stockholders’ equity, ROC GAAP	242,997	191,659	214,096	6,701
Compensation	(513)	63	65	2
Equity investees	(511)	(199)	(150)	(5)
Investments in debt and equity securities	236	—	1,717	54
Goodwill	14,187	(8)	(8)	—
Treasury stock and related disposal	(3,104)	(1,196)	(2,769)	(87)
Pension	527	934	289	9
Inventory	—	(362)	—	—

Stockholders’ equity, US GAAP	253,819	190,891	213,240	6,674

Note.	Refer to Note 35 to our audited financial statements included elsewhere in this annual report.

Differences between ROC GAAP and US GAAP that have a material effect on our net income (loss) and stockholders’ equity under ROC GAAP include compensation expenses, investments in debt and equity securities, goodwill, treasury stock and related disposal, pension and inventory.

Compensation Expenses

Pursuant to our articles of incorporation, we are required, under certain circumstances, to distribute a certain percentage of unappropriated earnings as employee bonus and remuneration to directors and supervisors. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Remuneration to directors and supervisors is settled in cash. Our articles of incorporation specifies that employee bonus can be settled in cash or shares or a combination of both. Under ROC GAAP, the distribution of employee bonus and remuneration to directors and supervisors relating to periods prior to January 1, 2008 are treated as appropriation of retained earnings, and we are not required to charge, and have not charged, them to earnings. Employee bonus and remuneration to directors and supervisors relating to the year beginning January 1, 2008 are charged to compensation expense and accrued based on management’s estimate as charged and accrued under US GAAP. The employee bonus is initially accrued at the year-end based on management’s estimate according to our articles of incorporation with adjustment in the subsequent year after stockholders’ approval. Compensation expense relating to stock bonus is determined based on the fair market value of our common shares on the grant date.

Under ROC GAAP, we apply the intrinsic value method to recognize compensation cost for employee stock options granted before January 1, 2008. For stock options granted on or after January 1, 2008, we adopted ROC SFAS 39 to recognize compensation cost using the fair value method, which is consistent with US GAAP. For equity-settled employee stock options, the corresponding increase in equity is measured at the grant date fair value. For cash-settled employee stock options, the corresponding liability incurred is measured at the fair value on the cash-settlement date, and is remeasured at each reporting date through the settlement date.

Investments in Debt and Equity Securities

Under ROC GAAP, investment in restricted stock, for which sale is restricted by governmental or contractual requirement is accounted for as an available-for-sale security, and its fair value should be adjusted for the effect of restriction. Under US GAAP, however, the restricted investment which does not meet the definition of an equity security with readily determinable fair value is accounted for as a cost method investment. These restricted investments are reclassified as available-for-sale securities when the period of restriction terminates within one year from the reporting date.

When we lose our significant influence on an investment accounted for under the equity method and reclassify it as an available-for-sale security, the proportionate share of an investee’s equity adjustments for other comprehensive income should remain as a part of the carrying amount of the investment under ROC GAAP and the dividends received from the available-for-sale security which were declared from pre-acquisition profits are deducted from the cost of the security. However, under US GAAP, the proportionate share of an investee’s equity adjustments for other comprehensive income should be offset against the carrying amount of the investment at the time significant influence is lost, and the dividends received from the available-for-sale security are accounted for as dividend income.

Effective January 1, 2009, pursuant to ASC 810-10-45, Noncontrolling Interests in a Subsidiary, a change in our ownership interest that does not result in a change of control shall be accounted for as equity transactions. In December 2009, we acquired additional ownership interests in one of our subsidiaries. Under ROC GAAP, the acquisition was accounted for using the purchase method of accounting. However, under US GAAP, the acquisition was accounted for as an equity transaction. The difference between the fair value of the consideration paid and the book value of the noncontrolling interests is adjusted against stockholders’ equity.

Goodwill

Under ROC GAAP, the fair value of the net assets received is deemed to be the value of the consideration for the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits in January 2000. The acquisition cost of SiSMC was determined using the market price of the shares exchanged by us. Under US GAAP, it is required that the securities exchanged be valued based on the market prices a few days before and after the date when the terms of the acquisition are agreed to and announced. The acquisition was accounted for using the acquisition method of accounting and the purchase price was determined using the market value of the shares exchanged. The difference between the fair value of the shares exchanged and the fair value of the net assets acquired created goodwill.

Goodwill is subject to an annual impairment test or more frequently whenever events and circumstances change indicating the goodwill may be impaired. Under ROC GAAP, our assessment of impairment includes identifying the goodwill-allocated cash generating unit, or CGU, determining the recoverable amount of CGU by using a discounted cash flow analysis, and ultimately comparing the recoverable amount with the carrying amount of CGU including goodwill. If CGU’s carrying amount is greater than its recoverable amount, an impairment loss is recognized and the written-down of goodwill cannot be reversed. Under US GAAP, we have identified only one reporting unit, whose fair value is best determined by its quoted market prices on the New York Stock Exchange for our ADS securities and on the Taiwan Stock Exchange for our common stock. The fair value of the reporting unit is allocated to relevant individual assets and liabilities to determine the fair value of the goodwill assigned to the reporting unit. If the carrying value of the goodwill is greater than its fair value, we write down the goodwill and recognize the impairment loss. Such write-down cannot be reversed. Pursuant to the impairment test noted above, the derived fair values of our goodwill were below its carrying values as of December 31, 2007. As such, we recognized a goodwill impairment charge of NT$23,761 million for the years ended December 31, 2007 based on our best estimates, as we were still in the process of valuing its assets and liabilities by the issuance of the December 31, 2007 financial statements. The hypothetical purchase price allocation was completed in 2008, which resulted in a complete write-off of its goodwill balance of NT$18,062 million. Therefore, the adjustments to the 2007 estimate were recorded in 2008 based on the completion of the final evaluation of the impairment loss in 2008. Since substantially all of the goodwill for both ROC GAAP and US GAAP purposes was written off during 2008, there will be no difference going forward.

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

Pension

Under ROC GAAP, a minimum pension liability should be measured as the excess of accumulated benefit obligation over the fair value of the plan assets and allowed the unrecognized items, including prior service costs and credits, gains or losses, and transition obligations or assets to be reported in disclosure shown as a plan’s funded status. Under US GAAP, ASC 715-30, Defined Benefit Plans-Pension, requires an employer to recognize an asset for a plan’s overfunded status or a liability for a plan’s underfunded status with an offsetting adjustment to accumulated other comprehensive income.

Inventory

Under US GAAP, the allocation of fixed production overhead to inventory is based on the normal capacity of the production facilities. Unallocated overheads are recognized as an expense in the period in which they are incurred. Other items such as abnormal freight, handling costs and amounts of wasted materials are treated as current period charges rather than as a portion of the inventory cost pursuant to ASC 330, Inventory. ROC GAAP does not provide definite guidance for such abnormal items and the use of normal capacity was not mandatory before the adoption of ROC SFAS No. 10, “Accounting for Inventory”, or ROC SFAS 10, on January 1, 2009.

Recent Accounting Pronouncements

In April 2009, the Accounting Research and Development Foundation in Taiwan issued ROC SFAS No. 41, “Disclosures for Operating Segment Information”, or ROC SFAS 41, which establishes disclosure requirements to assist financial statement users to evaluate the different types of business activities in which an enterprise engages and the different economic environments in which it operates. The determination of operating segments is significantly based on how an enterprise’s chief operating decision maker views and manages the business. This standard requires an enterprise to report separately information about each operating segment that meets certain criteria. The standard is effective for fiscal years beginning after January 1, 2011. The impact that the adoption of ROC SFAS 41 will have on our financial reporting disclosure will depend on the applicable future business model.

In October 2009, the FASB amended ASC 605, Revenue Recognition. Multiple-deliverable arrangements will be separated in more circumstances than under existing US GAAP. The amendments establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, or otherwise on third-party evidence; if neither vendor-specific objective evidence nor third-party evidence is available, it will be based on estimated selling price. The amendments replaced the term fair value in the revenue allocation guidance with selling price, eliminated the residual method of allocation and expanded the disclosure requirements. The amendments are expected to be effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We do not expect the amendments to have a material impact on our consolidated financial statements.

In December 2009, the FASB updated ASC 860, Transfers and Servicing to abolish the concept of a qualifying special-purpose entity and the exceptional qualifying special-purpose entities. It clarifies the objective to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over the transferred financial assets. That determination must consider the transferor’s continuing involvement in the transferred financial asset, including all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer, even if they were not entered into at the time of the transfer. The new pronouncement will be effective for interim and annual reporting periods beginning after November 15, 2009. We are currently evaluating the future impact that will have on our consolidated results of operations or financial condition.

In December 2009, the FASB amended ASC 810, Consolidation, the evaluation criteria to identify the primary beneficiary of a variable interest entity. Additionally, it requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity. The amendment will be effective for interim and annual reporting periods beginning after November 15, 2009. We do not expect this statement to have a material impact on our consolidated financial statements.

C. Research, Development, Patents and Licenses, Etc.

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$9,631 million, NT$8,274 million and NT$8,044 million (US$252 million) in 2007, 2008 and 2009, respectively, in research and development, which represented 8.5%, 8.6% and 8.8%, respectively, of net operating revenues for such years. We believe that our continuous spending on research and development will help us maintain our position as a technological leader in the foundry industry. As of March 31, 2010, we employed 953 professionals in our research and development division.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2009.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(consolidated) (in NT$ millions)
Long-term debt(1)
Unsecured bonds	13,973	7,500	—	6,473	—
Long-term loans	800	34	533	233	—
Operating lease obligations(2)	2,916	333	564	437	1,582
Purchase obligations(3)	2,851	—	2,851	—	—
Other long-term obligations(4)	2,365	2,107	67	191	—
Total contractual cash obligations	22,905	9,974	4,015	7,334	1,582

(1)	Assuming the exchangeable bonds are paid off upon maturity.
(2)	Represents our obligations to make lease payments to use machineries, equipments and land on which our fabs are located, primarily in the Hsinchu Science Park and the Tainan Science Park in Taiwan, Pasir Ris Wafer Fab Park in Singapore and UMCJ.
(3)	Represents commitments for construction and purchase of raw materials. These commitments are not recorded on our balance sheet as of December 31, 2009.
(4)	Represents intellectual properties and royalties payable under our technology license agreements. The amounts of payments due under these agreements are determined based on fixed contract amounts.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age, position, tenure and biography of each of our directors and executives as of March 31, 2010. There is no family relationship among any of these persons.

In the stockholders’ meeting held on June 10, 2009, our stockholders elected nine new directors, Stan Hung, Wen-Yang Chen, Ting-Yu Lin, Po-Wen Yen, Shih-Wei Sun, Paul S.C. Hsu, Chung-Laung Liu, Chun-Yen Chang and Cheng-Li Huang. The newly elected directors took their offices on June 10, 2009. The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Years with Us
Stan Hung	49	Chairman and Director	18
Shih-Wei Sun	52	Director (Representative of Silicon Integrated Systems Corp.) and Chief Executive Officer	15
Wen-Yang Chen	57	Director (Representative of Hsun Chieh Investment Co.) and Chief Operating Officer	30
Po-Wen Yen	53	Director (Representative of Hsun Chieh Investment Co.) and Senior Vice President	23
Ting-Yu Lin	49	Director	4
Paul S.C. Hsu(1)	74	Independent Director	6
Chung-Laung Liu(1)	76	Independent Director	4
Chun-Yen Chang(1)	73	Independent Director	4
Cheng-Li Huang(1)	61	Independent Director	1
Chitung Liu	44	Chief Financial Officer	9

(1)	Member of the Audit Committee.

Stan Hung is a director and the Chairman of our company. Mr. Hung was our CFO & Senior Vice President from 2000 to 2007. He was also the Chairman of Epitech Technology Corporation in 2007 and ITE Technology Corporation for a portion of 2008, respectively. Prior to joining United Microelectronics Corporation in 1991, Mr. Hung was a financial manager at Optoelectronics Corporation. He is also the Chairman of Fortune Venture Capital Corporation, TLC Capital Co., Nexpower Technology Corporation, UMC New Business Investment Corporation and a Director of Epistar Corporation. Mr. Hung received a bachelor’s degree in accounting from Tam Kang University in 1982.

Shih-Wei Sun is a director and the Chief Executive Officer of our company. Dr. Sun is a representative of Silicon Integrated Systems Corp. Dr. Sun joined us in 1995 and has been responsible for the operation of our Fabs 6A, 8A, 8D and 12A, along with Central Research & Development. Prior to joining us, Dr. Sun worked for Motorola in the Advanced Products Research and Development Laboratory for ten years. Dr. Sun holds a Ph.D. degree in electronics materials from Northwestern University in 1986.

Wen-Yang Chen is a director of our company and currently serves as our Chief Operating Officer responsible for fab operations. Mr. Chen is a representative of Hsun Chieh Investment Co. Prior to us, Mr. Chen worked for companies including Digital Equipment Corporation and Vishay. Mr. Chen joined us in 1980 and is responsible for the operation of our 6A, 8A, 8E, 8D and 8F Fabs, specializing in development and integration of semiconductor processes and factory management. Mr. Chen received Award of the Excellent Engineers from Chinese Institute of Engineers in 1994 and Manager Excellence Award in 2002.

Po-Wen Yen is a director of our company and currently serves as our senior vice president responsible for 12-inch operations. Mr. Yen is a representative of Hsun Chieh Investment Co. Mr. Yen joined us in 1986 and was responsible for the operation of Fabs 8A and 8C. He also served as the vice president for UMC-SG, our 300mm operation in Singapore. In 2003, Mr. Yen received the National Manager Excellence Award from Chinese Professional Management Association. Mr. Yen earned a bachelor’s degree in Chemical Engineering from National Tsing Hua University and his master’s degree in chemical engineering from National Taiwan University.

Ting-Yu Lin is a director of our company. Mr. Lin is also the chairman of Sunrox International Inc. Mr. Lin received a master’s degree in international finance from Meiji University in 1993.

Paul S.C. Hsu is an independent director of our company. Professor Hsu is Far East Group Chair Professor of Management, Yuan-Ze University, Taiwan, and the director of Taiwan Assessment and Evaluation Association. Professor Hsu is an independent director of Faraday Technology Corporation and Gintech Energy Corporation and a supervisor of Far Eastern International Bank. Professor Hsu received a Ph.D. degree in business administration from The University of Michigan in 1974.

Chung-Laung Liu is an independent director of our company. Professor Liu is the William M.W. Mong Honorary Chair Professor of National Tsing Hua University, Taiwan. Professor Liu is also the Chairman of Dramexchange Corporation, a supervisor of MediaTek Incorporation, an independent director of Mototech Inc., Anpec Electronics Corporation and Powerchip semiconductor Corp., as well as a director of Macronix International Co., Ltd. Professor Liu received a doctorate degree in science from Massachusetts Institute of Technology in 1962.

Chun-Yen Chang is an independent director of our company. Professor Chang is an academician of Academia Sinica and a chair professor and president of National Chiao Tung University, Taiwan. Professor Chang is also an independent director of Himax Technologies, Inc. Professor Chang received a Ph.D. degree in electrical engineering from National Chiao Tung University in 1970.

Cheng-Li Huang is an independent director of our company. Dr. Huang was a professor of Tamkang University and served as its Comptroller. He was also the chief executive of Tamkang Accounting Education Foundation and the publisher of Journal of Contemporary Accounting. Professor Huang received a Ph.D. degree in accounting from University of Warwick in 1999.

Chitung Liu is the Chief Financial Officer of our company. Prior to joining our company in 2001, Mr. Liu was a managing director of UBS. Mr. Liu is also a director of Novatek Microelectronics Corp., Unimicron Corporation and Nexpower Technology Corp., as well as a supervisor of TLC Capital Co., Ltd. Mr. Liu received an executive MBA degree from National Taiwan University in 2009.

B. Compensation

The aggregate compensation paid and benefits in kind granted to our directors and supervisors in 2009 were approximately NT$22 million (US$682 thousand). As we incurred a net loss in 2008, we did not distribute any earnings as remuneration to our directors and supervisors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Some of the remuneration was paid to the legal entities which some of our directors or supervisors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2009 were approximately NT$123 million (US$3.8 million). We did not pay any bonuses to our executive officers in 2009. Certain of our directors who also served as executive officers held stock options to purchase 14.5 million shares as of March 31, 2010.

C. Board Practices

All of our directors were elected in June 2009 for a term of three years. Neither we nor any of our subsidiaries has entered into a contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

Our board of directors established an audit committee in March 2005. In the annual ordinary stockholders’ meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an ROC Audit Committee. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Directors”. After the re-election of directors in the stockholders’ meeting on June 10, 2009, our board of directors appointed Paul S.C. Hsu, Chung-Laung Liu, Chun-Yen Chang and Cheng-Li Huang to be the members of the audit committee. Each audit committee member is an independent director who is financially literate with accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Pursuant to an audit committee charter, the audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our internal audit function and independent auditors, and overseeing the accounting policies and financial reporting and disclosure practices of our company. The audit committee also has the authority to engage special legal, accounting or other consultants it deems necessary in the performance of its duties.

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

D. Employees

As of March 31, 2010, we had 12,744 employees, which included 6,722 engineers, 5,594 technicians and 458 administrative staffs performing administrative functions in Taiwan and our Singapore branch. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
Employees	2007	2008	2009
Engineers	7,046	6,461	6,579
Technicians	6,067	4,734	5,290
Administrative Staff	607	509	465

Total	13,720	11,704	12,334

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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On March 17, 2010, the board of directors proposed an employee bonus in cash in the amount of NT$965 million (US$30 million) in relation to retained earnings in 2009.

In April 2009, we were fined NT$18,000 by the Science Park Administration for violating the Labor Standard Act in connection with having female employees work (i) between 10:00 p.m. and 6:00 a.m. and (ii) shifted hours beyond the regular eight working hours per day without holding a proper labor-management conference in advance and failing to pay them overtime wages. Despite that the night shift schedule of our female employees and shifted working hours beyond the regular eight working hours per day had been approved by the Science Park Administration and included in our employment contracts, we failed to hold a labor-management meeting to approve such in accordance with the amended Labor Standard Act and the administrative ruling of the Council of Labor Affairs. In May 2009, we were also fined NT$12,000 by the Southern Taiwan Science Park Administration for similar violations. We did not object to such fines and have held labor-management meetings for all of our fabs to approve the night shift schedule of our female employees and shifted working hours beyond the regular eight working hours per day in accordance with relevant labor regulations.

Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E. Share Ownership

As of March 31, 2010, each of our directors and executive officers held shares and/or ADSs of United Microelectronics, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Chung-Laung Liu, Paul S.C. Hsu, Chun-Yen Chang and Cheng-Li Huang, our independent directors. As of March 31, 2010, none of our directors or executive officers held, for their own account, 0.1% or more of our outstanding shares. As of April 17, 2010, our most recent record date, Hsun Chieh Investment Co. held approximately 441 million of our shares, representing approximately 3.4% of our issued shares.

We have an Employee Stock Options Plan, pursuant to which options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is 6 years from the date of its issuance. In September 2004, December 2005, October 2007 and May 2009, we obtained approvals from relevant ROC authorities for the grant of up to 150 million, 350 million, 500 million and 500 million stock options, respectively, to acquire our common shares under our Employee Stock Options Plan. In July 2004, October 2004, April 2005, August 2005, September 2005, January 2006, May 2006, August 2006, December 2007 and June 2009, we granted 57 million, 20 million, 23 million, 54 million, 52 million, 39 million, 42 million, 28 million, 500 million and 300 million stock options, respectively, to our employees, with an exercise price of 28.24, 24.28, 22.37, 29.47, 26.89, 23.17, 25.19, 24.09, 18.03 and 10.40, respectively.

According to our Employee Stock Options Plan, an option holder may exercise an increasing portion of his or her options starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively. Upon a voluntary termination or termination in accordance with the ROC Labor Law, the option holder shall exercise his or her vested options within 30 days, subject to exceptions provided therein, and after the termination otherwise such options shall terminate. If termination was due to death, the heirs of such option holder have one year starting from the date of the death to exercise his or her vested options. If termination was due to retirement or occupational casualty, the option holder or his or her heirs may exercise all his or her options within a certain period as provided. The options are generally not transferable or pledgeable by the option holders. The total number of shares issuable upon exercise of option held by our directors and executive officers as of March 31, 2010 was 30.5 million. The units granted to each of our directors and executive officers as a percentage of our total shares as of March 31, 2010 were less than 1%.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of (i) April 17, 2010, our most recent record date and (ii) as of certain record dates in each of the preceding three years, for (1) the stockholders known by us to beneficially own more than 2% of our shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules.

	As of April 17, 2010		As of April 12, 2009	As of April 15, 2008	As of April 13, 2007	As of April 14, 2006
Name of Beneficial Owner	Number of shares beneficially owned	Percentage of shares beneficially owned	Percentage of shares beneficially owned	Percentage of shares beneficially owned	Percentage of shares beneficially owned	Percentage of shares beneficially owned

Hsun Chieh Investment Co., Ltd.(1)	441	3.4%	3.3%	3.2%	3.2%	3.0%
Xilinx, Inc.	0	0.0%	0.0%	0.0%	0.6%	2.2%
Silicon Integrated Systems Corp.	315	2.4%	2.4%	2.3%	2.3%	2.2%
Directors, supervisors and executive officers as a group	804	6.2%	5.7%	5.6%	6.2%	6.9%

(1)	36.5% owned by United Microelectronics as of March 31, 2010.

None of our major stockholders have different voting rights from those of our other stockholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

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

The following table shows our aggregate ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of December 31, 2009.

Name	Ownership%
AMIC Technology (Taiwan), Inc.	25.87
Silicon Integrated Systems Corp.	17.04

We provide foundry services to these fabless design companies on arm’s-length prices and terms. We derived NT$2,021 million, NT$1,462 million and NT$1,141 million (US$36 million) of our net operating revenues in 2007, 2008 and 2009, from the provision of our foundry services to these fabless design companies.

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

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. On June 13, 2008, our stockholders approved a cash dividend of NT$0.75 per share for an aggregate of NT$9,382,646,949, a stock dividend of NT$0.08 per share from retained earnings and NT$0.37 from capital reserve for 2008. On June 10, 2009, our stockholders approved not to distribute any stock or cash dividends for 2009. On March 17, 2010, the board of directors proposed a cash dividend of NT$0.5 per share for an aggregate of NT$6,233,001,658.

The following table sets forth the cash dividends per share and stock dividends per share as a percentage of shares outstanding paid during each of the years indicated in respect of shares outstanding at the end of each such year, except as otherwise noted.

	Cash Dividend per Share	Stock Dividend per Share(1)	Total Number of Shares Issued as Stock Dividend	Number of Outstanding Shares at Year End
	NT$	NT$
1997	—	3.0	868,629,276	4,117,758,265
1998	—	2.9	1,199,052,940	5,480,221,725
1999	—	1.5	834,140,790	6,638,054,462
2000	—	2.0	1,809,853,716	11,439,016,900
2001	—	1.5	1,715,104,035	13,169,235,416
2002	—	1.5	1,968,018,212	15,238,578,646
2003	—	0.4	607,925,145	15,941,901,463
2004	—	0.8	1,288,558,185	17,550,800,859
2005	0.1029	1.029	1,758,736,435	18,856,632,324
2006	0.409141420	0.10228530	179,031,672	19,131,192,690
2007	0.7	—	—	13,214,494,883
2008	0.75	0.45	562,958,816	12,987,771,315
2009	—	—	—	12,987,771,315

(1)	We declare stock dividends in a NT dollar amount per share, but we pay the stock dividends to our stockholders in the form of shares. The amount of shares distributed to each stockholder is calculated by multiplying the dividend declared by the number of shares held by the given stockholder, divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.

B. Significant Changes

There have been no significant subsequent events following the close of the last financial year up to the date of this annual report on Form 20-F that are known to us and require disclosure in this annual report for which disclosure was not made in this annual report.

Our consolidated net operating revenues for the three months ended March 31, 2010 was NT$27,338 million (US$856 million). Our consolidated net operating revenues for the three months ended March 31, 2010 are not indicative of the results that may be expected for any subsequent period.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our Shares

Our shares have been listed on the Taiwan Stock Exchange since July 1985. There is no public market outside Taiwan for our shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our shares. The closing price for our shares on the Taiwan Stock Exchange on April 29, 2010 was NT$16.10 per share.

	Closing Price Per Share(1)		Average Daily Trading Volume
	High	Low	(in thousands of shares)
	NT$	NT$
2005	25.20	16.75	84,868.00
2006	22.60	17.60	67,133.00
2007	23.45	17.15	53,166.86
2008	20.30	6.80	37,521.00
First Quarter	19.60	16.80	37,877.00
Second Quarter	20.30	16.10	30,251.00
Third Quarter	16.15	9.58	41,646.00
Fourth Quarter	10.65	6.80	42,824.00
2009	17.20	7.10	85,869.55
First Quarter	12.00	7.10	65,283.37
Second Quarter	14.95	10.30	135,721.42
Third Quarter	16.15	10.95	83,937.95
Fourth Quarter	17.20	15.40	57,964.97
October	17.10	15.40	71,308.09
November	16.95	15.50	55,288.71
December	17.20	15.60	47,645.52
2010 (through April 29)	18.60	15.45	55,126.00
First Quarter	18.60	15.45	61,199.41
January	18.60	16.05	67,490.30
February	16.65	15.45	81,060.61
March	17.00	15.75	43,639.66
Second Quarter (through April 29)	17.20	16.10	37,816.72
April (through April 29)	17.20	16.10	37,816.72

Source: Taiwan Stock Exchange.

(1)	Information has been adjusted to give effect to 758,736,435 Shares and 197,285,530 Shares issued as stock dividend and employee bonus, respectively, in August 2005; 179,031,672 Shares, NT$7,161,266,830, 45,845,444 Shares and NT$305,636,291 issued as stock dividend, cash dividend, stock employee bonus and cash employee bonus, respectively, in August 2006; NT$12,461,529,283 and NT$2,324,119,405 issued as cash dividend and cash employee bonus, respectively, in August 2007; and 562,958,816 Shares and 114,616,567 Shares issued as stock dividend and employee bonus, respectively, in August 2008.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. The outstanding ADSs are identified by the CUSIP number 910873 40 5. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 29, 2010 was US$3.70 per ADS. Each of our ADSs represents the right to receive five shares.

	Closing Price Per ADS(1)		Average ADS Daily Trading Volume
	High	Low
	US$	US$
2005	4.43	2.80	4,279,929
2006	3.90	2.82	5,804,766
2007	4.48	2.93	6,536,888
2008	3.71	1.51	5,784,055
First Quarter	3.65	2.79	6,211,315
Second Quarter	3.71	2.92	3,943,356
Third Quarter	2.98	1.75	5,834,891
Fourth Quarter	2.56	1.51	7,166,688
2009	3.53	1.65	4,784,033
First Quarter	2.82	1.65	4,100,685
Second Quarter	3.53	2.36	6,364,041
Third Quarter	3.82	2.54	4,099,427
Fourth Quarter	3.88	3.25	5,828,853
November	3.83	3.25	4,569,295
December	3.88	3.42	5,580,123
2010 (through April 29)	4.22	3.34	5,197,812
First Quarter	4.22	3.34	5,840,361
January	4.22	3.51	5,630,074
February	3.77	3.34	6,703,353
March	3.76	3.46	5,301,170
Second Quarter (through April 29)	3.89	3.64	3,238,040
April (through April 29)	3.89	3.64	3,238,040

Sources: Bloomberg

(1)	Information has been adjusted to give effect to 1,758,736,435 Shares and 197,285,530 Shares issued as stock dividend and employee bonus, respectively, in August 2005; 179,031,672 Shares, NT$7,161,266,830, 45,845,444 Shares and NT$305,636,291 issued as stock dividend, cash dividend, stock employee bonus and cash employee bonus, respectively, in August 2006; NT$12,461,529,283 and NT$2,324,119,405 issued as cash dividend and cash employee bonus, respectively, in August 2007; and 562,958,816 Shares and 114,616,567 Shares issued as stock dividend and employee bonus, respectively, in August 2008.

As of March 31, 2010, there were a total of 229,568,376 ADSs listed on the NYSE. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC. As of March 31, 2010, 1,147,841,880 ordinary shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2010, 229,366,612 ADSs representing these 1,146,833,060 shares were held of record by Cede & Co., and 201,764 ADSs were held by U.S. registered stockholders. We have no further information as to shares held or beneficially owned by U.S. persons.

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading markets for our shares are the Taiwan Stock Exchange and the New York Stock Exchange, on which our shares trade in the form of ADSs.

D. Selling Stockholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following statements summarize the material elements of our capital structure and the more important rights and privileges of stockholders conferred by ROC law and our articles of incorporation.

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

Directors

The ROC Company Act and our articles of incorporation provide that our board of directors is elected by stockholders and is responsible for the management of our business. As of March 31, 2010, our board of directors consisted of nine directors, out of which four are independent directors. In the annual ordinary stockholders’ meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual ordinary stockholders’ meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an ROC Audit Committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our stockholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the total issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at a stockholders’ meeting involving the election of directors. Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our stockholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. In order to enhance corporate governance, effective from January 1, 2007, under the amended ROC Securities and Exchange Act, a legal entity stockholder of a public company is no longer permitted to appoint representatives to be elected and/or serve as directors and supervisors at the same time unless otherwise permitted by the ROC FSC. The ROC FSC granted an exemption from this restriction if the terms of such representatives began prior to January 1, 2007. As of March 31, 2010, three of our nine directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management”.

According to the Company Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, the outcome of which may conflict with his interests, shall abstain from voting on such matter. Our articles of incorporation, as amended on June 13, 2008, provide that the board of directors is authorized, by taking into account of the extent of his/her/its involvement of our operation activities and the value of his/her/its contribution, to determine the compensation for each director at a comparable rate adopted by other companies of the same industry regardless of the profit received by our company. In addition, according to our articles of incorporation, we may distribute 0.1% of the balance of our earnings after deduction of payment of all taxes and dues, deduction of any past losses and allocation of 10% of our net income as a legal reserve as remuneration to directors and supervisors. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director. According to our current internal Loan Procedures, as amended in our annual stockholders’ meeting held in June 2005, we shall not extend any loan to our directors or our supervisors.

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

In addition, pursuant to the amended ROC Securities and Exchange Act, a public company is required to either establish an audit committee, or ROC Audit Committee, or retain supervisors, provided that the ROC FSC may, after considering the scale and business nature of a public company and other necessary situation, require the company to establish an audit committee in place of its supervisors. Currently, the ROC FSC has not promulgated such compulsory rules, and all public companies may, at their discretion, retain either an ROC Audit Committee or supervisors. We amended our articles of incorporation in the annual ordinary stockholders’ meeting held on June 13, 2008, introducing the mechanism of an ROC Audit Committee. According to our latest amended articles of incorporation, our ROC Audit Committee is composed of all independent directors and performs the duties of supervisors provided under the ROC Company Act. We held the election for all of the directors and independent directors in the annual ordinary stockholders’ meeting held in June 2009. As a company is not allowed to maintain both supervisors and a ROC Audit Committee, immediately upon the inauguration of the first term of the ROC Audit Committee, we no longer retain the supervisors.

According to our articles of incorporation, as amended on June 13, 2008, we may purchase directors and officers liability insurance for our directors, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for.

Shares

As of December 31, 2009, our authorized share capital was NT$260 billion, divided into 26 billion shares, of which 12,987,771,315 shares were issued and 12,987,771,315 shares were outstanding. All shares presently issued are fully paid and in registered form, and existing stockholders are not subject to any capital calls. We had no convertible bonds outstanding as of March 31, 2010. As of March 31, 2010, we had neither warrant nor option on our shares, except for the options exercisable for 297 million common shares we granted to our employees under our Employee Stock Options Plan discussed below.

Employee Stock Option

According to our Employee Stock Options Plan, options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. In October 2003, September 2004, December 2005, October 2007 and June 2009, we obtained approval by relevant ROC authorities to grant up to 1 billion, 150 million, 150 million, 350 million, 500 million and 500 million stock options, respectively, to acquire our common shares under our Employee Stock Option Plan. According to the plan, an option holder may exercise an increasing portion of his or her options in time starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively.

The table below shows the number of options granted and outstanding and the month in which they were granted:

	July 2004	October 2004	April 2005	August 2005	September 2005	January 2006
	(in millions)
Number of Options Granted	57	20	23	54	52	39
Number of Options Outstanding as of March 31, 2010	21	4	6	18	24	11
Shares available to option holders as of March 31, 2010	21	4	6	18	24	11

	May 2006	August 2006	December 2007	June 2009
			(in millions)
Number of Options Granted	42	28	500	300
Number of Options Outstanding as of March 31, 2010	16	9	392	283
Shares available to option holders as of March 31, 2010	16	9	392	283

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

New Shares and Preemptive Rights

New shares may only be issued with the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under ROC law to amend our articles of incorporation and obtain approval of our stockholders in a stockholders’ meeting. We must also obtain the approval of, or submit a registration with, the ROC FSC and the Science Park Administration. According to the ROC Company Act, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a listed company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a stockholders’ meeting, which will reduce the number of new shares in which existing stockholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing stockholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings. According to the Corporate Merger and Acquisition Act of the ROC, as effective on February 8, 2002, and amended on May 5, 2004, if new shares issued by our company are solely for the purpose of acquisition, share swap or spin-off, the above-mentioned restrictions, including the employee stock ownership plan, the preemptive rights of the existing stockholders and the publicity requirement of a listed company, to such issuance of new shares may not be applied.

Stockholders

We only recognize persons registered in our register as our stockholders. We may set a record date and close our register of stockholders for specified periods to determine which stockholders are entitled to various rights pertaining to our shares.

Transfer of Shares

Shares in registered form are transferred in book-entry form or by endorsement and delivery of the related share certificates. Transferees must have their names and addresses registered on our register in order to assert stockholder’s rights against us. Our stockholders are required to file their respective specimen seals with our share registrar, Horizon Securities Co., Ltd. Under the current ROC Company Act, a public company, such as our company, may issue individual share certificates, one master certificate or no certificate at all, to evidence common shares. Our articles of incorporation, as amended on June 13, 2008, provide that we may deliver shares in book-entry form instead of by means of issuing physical share certificates.

Stockholders’ Meetings

We are required to hold an annual ordinary stockholders’ meeting once every calendar year within six months from the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors deem necessary, and they must do so if requested in writing by stockholders holding no less than 3% of our paid-in share capital who have held these shares for more than a year. At least 15 days’ advance written notice must be given of every extraordinary stockholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary stockholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The ROC Company Act also provides that in order to approve certain major corporate actions, including any amendment of our articles of incorporation, dissolution, merger or spin-off, entering into, amendment, or termination of any contract for lease of the company’s business in whole, or for entrusted business, or for joint operation with others on regular basis, the transfer of all or an essential part of the business or assets, accept all of the business or assets of any other company which would have a significant impact in our operations, removing directors or the distribution of dividend in stock form, a special resolution shall be adopted by the holders of the majority of our shares represented at a stockholders’ meeting at which holders of at least two-thirds of our issued and outstanding shares are present. However, in the case of a public company, such as our company, such resolution may be adopted by the holders of at least two-thirds of the shares represented at a stockholders’ meeting at which holders of at least a majority of our issued and outstanding shares are present. However, if we are the controlling company and hold no less than 90% of our subordinate company’s outstanding shares, our merger with the subordinate company can be approved by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present without stockholders’ approval. In addition, according to the Corporate Merger and Acquisition Act of the ROC, if a company intends to transfer all or an essential part of its business or assets to its wholly-owned subsidiary, subject to the qualifications set forth in the said act, such transaction only needs to be approved by majority board resolution rather than super majority vote by the stockholder’s meeting as required by the ROC Company Act.

Voting Rights

Each common share is generally entitled to one vote and no voting discount will be applied. However, treasury shares and our common shares held by (i) an entity in which we own more than 50% of the voting shares or paid-in capital, or (ii) a third party in which we and an entity controlled by us jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital are not entitled to any vote. Except as otherwise provided by law or our articles of incorporation, a resolution can be adopted by the holders of a simple majority of the total issued and outstanding shares represented at a stockholders’ meeting. The quorum for a stockholders’ meeting to discuss the ordinary resolutions is a majority of the total issued and outstanding shares. The election of directors by our stockholders may be conducted by means of cumulative voting or other voting mechanisms adopted in our articles of incorporation. In all other matters, a stockholder must cast all his or her votes in the same manner when voting on any of these matters.

Our stockholders may be represented at an ordinary or extraordinary stockholders’ meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary stockholders’ meeting, unless such proxy has been revoked no later than one day before the date of the stockholders’ meeting. Voting rights attached to our shares exercised by our stockholders’ proxy are subject to the proxy regulation promulgated by the ROC FSC.

Any stockholder who has a personal interest in a matter to be discussed at our stockholders’ meeting, the outcome of which may impair our interests, shall not vote or exercise voting rights on behalf of another stockholder on such matter.

Holders of our ADSs generally will not be able to exercise voting rights on the shares underlying their ADSs on an individual basis.

Dividends and Distributions

We are not allowed under ROC law to pay dividends on our treasury shares. We may distribute dividends on our issued and outstanding shares if we have earnings. Before distributing a dividend to stockholders, among other things, we must recover any past losses, pay all outstanding taxes and set aside a legal reserve equivalent to 10% of our net income until our legal reserve equals our paid-in capital.

At an annual ordinary stockholders’ meeting, our board of directors submits to the stockholders for their approval proposals for the distribution of dividends or the making of any other distribution to stockholders from our net income or reserves for the preceding fiscal year. Dividends are paid to stockholders proportionately. Dividends may be distributed either in cash or in shares or a combination of cash and shares, as determined by the stockholders at such meeting.

Our articles of incorporation provide that we may distribute as remuneration to directors 0.1% of the balance of our earnings deducted by:

•	payment of all taxes and dues;

•	deduction of any past losses; and

•	allocation of 10% of our net income as a legal reserve.

The amount of no less than 5% of the residual amount after the deductions illustrated above, plus, at discretion, any undistributed earnings from previous years, shall be distributed as bonus to employees. Originally, the distribution of employee bonus were in the form of new shares; in the annual ordinary stockholders’ meeting held in June 2005, our stockholders approved an amendment of our articles of incorporation to enable the distribution of employee bonus in the form of cash or in shares. Employees eligible for such distribution may include certain qualified employees from our subordinate companies and the qualification of such employees is to be determined by our board of directors. The remaining amount may be distributed according to the distribution plan proposed by our board of directors based on our dividend policy, and submitted to the stockholders’ meeting for approval.

In the annual ordinary stockholders’ meeting held in June 2005, our stockholders approved a change of the percentage of stock dividend issued to our stockholders, if any, to no more than 80% and cash dividend, if any, to no less than 20%.

In addition to permitting dividends to be paid out of net income, we are permitted under the ROC Company Act to make distributions to our stockholders of additional shares by capitalizing reserves, including the legal reserve and capital surplus of premiums from issuing stock and earnings from gifts received if we do not have losses. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve, and is payable only if and to the extent the accumulated legal reserve exceeds 50% of our paid-in capital.

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

Under Article 28-2, an amendment to the ROC Securities and Exchange Act, which took effect on July 21, 2000, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase up to 10% of our issued shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the ROC FSC, for the following purposes:

•	to transfer shares to our employees;

•	to transfer upon conversion of bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by us; and

•	if necessary, to maintain our credit and our stockholders’ equity; provided that the shares so purchased shall be canceled thereafter.

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. In 2007, 2008 and 2009, we purchased an aggregate of nil, 200 million and 300 million, respectively, of our shares under these plans. We did not have any buy back program in 2007. From August 28, 2008 to October 2, 2008, we purchased 200 million of our shares for cancellation. From December 17, 2008 to February 16, 2009, we purchased 300 million of our shares on the Taiwan Stock Exchange at an average price of $7.98 per share to transfer to our employees. Of the repurchased shares, 137 million, 97 million and 78 million shares were purchased by our employees in November 2003, December 2007 and December 2009, respectively; 556 million shares in aggregate were canceled in 2008. Between February 3, 2010 and April 2, 2010, we purchased 300 million of our shares on the Taiwan Stock Exchange at an average price of NT$16.15 per share to transfer to our employees.

In addition, we may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our shares.

We may not pledge or hypothecate any purchased shares. In addition, we may not exercise any stockholders’ rights attached to such shares. In the event that we purchase our shares on the Taiwan Stock Exchange, our affiliates, directors, managers and their respective spouses and minor children and/or nominees are prohibited from selling any of our shares during the period in which we purchase our shares.

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

Rights to Bring Stockholders’ Suits

Under the ROC Company Act, a stockholder may bring suit against us in the following events:

•

within 30 days from the date on which a stockholders’ resolution is adopted, a stockholder may file a lawsuit to annul a stockholders’ resolution if the procedure for convening a stockholders’ meeting or the method of resolution violates any law or regulation or our articles of incorporation. However, if the court is of the opinion that such violation is not material and does not affect the result of the resolution, the court may reject the stockholder’s claim.

•

if the substance of a resolution adopted at a stockholders’ meeting contradicts any applicable law or regulation or our articles of incorporation, a stockholder may bring a suit to determine the validity of such resolution.

Stockholders may bring suit against our directors under the following circumstances:

•

Stockholders who have continuously held 3% or more of our issued shares for a period of one year or longer may request in writing that the audit committee institute an action against a director on our behalf. In case the audit committee fails to institute an action within 30 days after receiving such request, the stockholders may institute an action on our behalf. In the event stockholders institute an action, a court may, upon the defendant’s motion, order such stockholders to furnish appropriate security.

•

Stockholders who hold more than 3% or more of our total issued shares may institute an action with a court to remove a director of ours who has materially violated the applicable laws or our articles of incorporation or has materially damaged the interests of our company if a resolution for removal on such grounds has first been voted on and rejected by our stockholders and such suit is filed within 30 days of such stockholders’ vote.

•

In the event that any director, manager or stockholder holding more than 10% of our shares or any respective spouses or minor children and/or nominees of any of them sells shares within six months after acquisition of such shares, or repurchases the shares within six months after the sale, we may claim for recovery of any profits realized from the sale and purchase. If our board of directors fail to claim for recovery, any stockholder may set forth a 30-day period for our board of directors to exercise the right. In the event our directors fail to exercise the right during such 30-day period, such requesting stockholder shall have the right to claim such recovery on our behalf. Our directors shall be jointly and severally liable for damages suffered by us as a result of their failure to exercise the right of claim.

Other Rights of Stockholders

Under the ROC Company Act and the Corporate Merger and Acquisition Act, dissenting stockholders are entitled to appraisal rights in the event of a spin-off or a merger and various other major corporate actions. Dissenting stockholders may request us to redeem all their shares at a then fair market price to be determined by mutual agreement. If no agreement can be reached, the valuation will be determined by a court. Subject to applicable law, dissenting stockholders may, among other things, exercise their appraisal rights by notifying us before the related stockholders’ meeting and/or by raising and registering their dissent at the stockholders’ meeting and also waive their voting rights.

One or more stockholders who have held more than 3% of the issued and outstanding shares for more than one year may require our board of directors to call an extraordinary stockholders’ meeting by sending a written request to our board of directors.

Effective from June 24, 2005, the ROC Company Law allows stockholder(s) holding 1% or more of the total issued shares of a company to, during the period of ten days or more prescribed by the company, submit one proposal in writing containing no more than three hundred words (in terms of Chinese characters) for discussion at the annual ordinary stockholders’ meeting.

Financial Statements

For a period of at least 10 days before our annual ordinary stockholders’ meeting, we must make available our annual financial statements at our principal offices in Hsinchu, Taiwan, and our share registrar in Taipei for our stockholders’ inspection.

Transfer Restrictions

Our directors, managers and stockholders holding more than 10% of our shares are required to report any changes in their shareholding to us on a monthly basis. In addition, the number of shares that they can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by ROC law. Further, they may sell or transfer our shares on the Taiwan Stock Exchange only after reporting to the ROC FSC at least three days before the transfer, provided that such reporting is not required if the number of shares transferred does not exceed 10,000 in one business day.

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

Cross License Agreement, dated as of January 1, 2006, between United Microelectronics Corporation and International Business Machine Corporation.

We entered into a five-year cross license agreement with IBM effective as of January 1, 2006, which provides for the cross license of certain semiconductor patents including process, topography and design. Under this agreement, IBM has granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making our and our subsidiaries’ licensed products in ROC, Japan and Singapore and selling, leasing, licensing, using and/or transferring our and our subsidiaries’ licensed products worldwide under IBM’s patents filed prior to January 1, 2011; we granted IBM, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for the term of the cross license for making, selling, leasing, licensing, using and/or transferring IBM’s licensed products under our patents filed prior to January 1, 2011. We also agreed to pay IBM certain royalty fees under this agreement. This five-year cross license agreement with IBM will terminate on December 31, 2010, and we have entered into a new “life-of-the-patents” cross license agreement with IBM that will be effective until June 30, 2029, the expiration date of the last-to-expire of the licensed patents thereunder. Under this agreement, IBM has granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making our and our subsidiaries’ licensed products in ROC, Japan, Singapore and PRC and selling, leasing, licensing, using and/or transferring our and our subsidiaries’ licensed products worldwide under IBM’s patents filed effectively prior to July 1, 2009; we granted IBM, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for the term of the cross license for making, selling, leasing, licensing, using and/or transferring IBM’s licensed products under our patents filed effectively prior to July 1, 2009. We also agreed to pay IBM certain royalty fees under this agreement.

Cross License Agreement, dated as of January 1, 2006, between United Microelectronics Corporation and Renesas Technology Corp.

We entered into a five-year cross license agreement with Renesas effective as of January 1, 2006, which provides for the cross license of certain semiconductor patents including process and design. Under this agreement, Renesas has granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making, selling, importing or otherwise disposing of our and our subsidiaries’ licensed products under Renesas’s patents filed prior to December 31, 2010; we granted Renesas royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for the term of the cross license for making, selling, using or otherwise disposing of Renesas’ licensed products under our patents filed prior to December 31, 2010. We also agreed to pay Renesas certain royalty fees under this agreement. Under the terms of the agreement, the cross license cannot be assigned without our consent. Due to the merger of Renesas with NEC Electronics Company on April 1, 2010, Renesas requested our consent to assign the cross license to Renesas Electronics Corp., the successor company of the merger. We are now in discussions with Renesas on this request.

Settlement and Cross License Agreement, dated as of April 1, 2009, between United Microelectronics Corporation and LSI Corporation (and its subsidiary Agere)

We entered into a multi-year cross license agreement with LSI effective as of May 10, 2007 through December 31, 2012, which provides for the cross license of certain semiconductor patents, including process and design patents. Under this agreement, LSI granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making, selling, importing or otherwise disposing of our and our subsidiaries’ licensed products under LSI’s patents filed prior to April 1, 2009. We granted LSI, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for making, selling, using or otherwise disposing of LSI’ licensed products under our patents filed prior to April 1, 2009. The parties further agreed not to assert patent claims against each other prior to December 31, 2012. We also agreed to pay LSI certain royalty fees under this agreement.

Major Long-term Supply and Marketing Agreements

We have entered into long-term distribution, sales, service and marketing agreements with the following companies: UMC Group (USA), an agreement effective from January 1, 2010 through December 3, 2012; United Microelectronics (Europe) B.V., an agreement effective from January 1, 2008 through December 3, 2012; UMCJ, an agreement effective as of January 1, 2008 through December 3, 2012. We also entered into a long-term supply agreement with Shin-Etsu Handotai Taiwan Co., Ltd., or Shin-Etsu Handotai, under which Shin-Etsu Handotai agrees to provide us with 150mm, 200mm and 300mm raw wafer materials for an indefinite period unless the agreement is otherwise terminated.

Major Construction Agreements

We entered into various major agreements with construction and engineering companies, such as Excelair Cond. Co., Ltd., Yih-shin Construction Co., Ltd., Shifuh Enterprise Co. Ltd. and Taikisha (Taiwan) Ltd. to expand our semiconductor facilities in the Tainan Science Park. These agreements were effective from January 1, 2008 to February 10, 2010, and the total contractual amount exceeded NT$130 million.

Major Long-term Loan Agreements

We entered into a long-term secured loan agreement effective from November 28, 2008 through November 28, 2018 with the Bank of Taiwan. We pledged the equipment at our semiconductor facilities in Tainan Science Park as collateral in an amount up to NT$4.8 billion for the loan.

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

On April 30, 2009, the ROC FSC promulgated regulations allowing QDIIs under PRC regulations and certain other PRC persons to invest in the securities of ROC companies. However, prior approval from the Investment Commission of the ROC Ministry of Economic Affairs is required for a PRC person’s ownership of more than 10% of the issued and outstanding shares of a listed ROC company.

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

Each FIDI who wishes to invest directly in the ROC securities market is also required to register with the Taiwan Stock Exchange and obtain an investment identification number. The ROC FSC has lifted the limitation on the amount of investment in the ROC securities market for a non-resident FIDI.

Foreign Investment Approval

Foreign investors (both institutional and individual) who wish to make direct investments in the shares of ROC companies are required to submit a “foreign investment approval” application to the Investment Commission of the ROC MOEA, or other government authority and enjoy benefits granted under the Statute for Foreigner’s Investment and the Statute for Overseas Chinese’s Investment. The Investment Commission of the ROC MOEA or other government authority reviews each foreign investment approval application and approves or disapproves the application after consultation with other governmental agencies, if necessary. Any non-ROC person possessing a foreign investment approval may repatriate annual net profits and interests attributable to an approved investment. Investment capital and capital gains attributable to the investment may be repatriated with approval of the Investment Commission of the ROC MOEA or other government authority.

In addition to the general restrictions against direct investments by foreign investors in ROC companies, foreign investors are currently prohibited from investing in certain prohibited industries in Taiwan under the “Negative List”. The prohibition on direct foreign investment in the prohibited industries in the Negative List is absolute in the absence of a specific exemption from the application of the Negative List. Under the Negative List, some other industries are restricted so that foreign investors may directly invest only up to a specified level and with the specific approval of the relevant authority responsible for enforcing the legislation which the Negative List is intended to implement. Our business is not a restricted industry under the Negative List.

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

A holder of depositary shares wishing to withdraw common shares underlying depositary shares is required to appoint a local agent or representative with qualifications set forth by the ROC FSC to, among other things, open a securities trading account with a local brokerage firm, pay ROC taxes, remit funds, and exercise stockholders’ right. In addition, the withdrawing holder is also required to appoint a custodian bank with qualifications set forth by the ROC FSC to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information. Without making this appointment and the opening of accounts, the withdrawing holder would be unable to subsequently sell the common shares withdrawn from a depositary receipt facility on either the Taiwan Stock Exchange or the GreTai Securities Market.

After the issuance of a depositary share, a holder of the depositary share may immediately, comparing to a three-month waiting period restriction which was lifted in 2003, request the depositary issuing the depositary share to cause the underlying common shares to be sold in the ROC or to withdraw the common shares represented by the depositary receipt and deliver the common shares to the holder. On April 30, 2009 and July 3, 2009, the ROC Executive Yuan approved the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors and the Regulations Governing Investment in Taiwan by Mainland Area Persons, respectively, under which qualified PRC persons are permitted to invest in Taiwan companies under limited circumstances. However, prior approval from the Investment Commission of the ROC Ministry of Economic Affairs is required for a qualified PRC person’s ownership of more than 10% of the issued and outstanding shares of a listed ROC company.

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

Dividends

Dividends, whether in cash or shares, declared by us out of retained earnings and paid out to a holder that is not an ROC resident in respect of shares represented by ADSs are subject to ROC withholding tax at the time of distribution. Effective from January 1, 2010, the rate of withholding for non-resident individuals and non-resident entities is 20% of the amount of the distribution in the case of cash dividends or of the par value of the shares distributed in the case of stock dividends. Under current practice adopted by tax authorities, a 20% withholding rate is applied to a non-resident ADS holder without requiring the holder to apply for or obtain foreign investment approval. As discussed in the section “—Tax Reform” below, certain of our retained earnings will be subject to a 10% undistributed retained earnings tax. To the extent dividends are paid out of retained earnings which have been subject to the retained earnings tax, the amount of such tax will be used by us to offset a non-resident’s withholding tax liability on such dividend. Consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax may be less than 20%. There is no withholding tax with respect to stock dividends declared out of our capital reserve.

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

Preemptive Rights

Distribution of statutory preemptive rights for shares in compliance with the ROC Company Act is not subject to ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities by a non-resident holder may be subject to the ROC securities transaction tax, currently at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory preemptive rights which are not evidenced by securities are subject to capital gains tax at the rate of 20% of the gains realized for non-ROC entity holders and non-ROC individual holders. Subject to compliance with the ROC law, we have sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.

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

Tax Treaties

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, the United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark and Israel which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether a non-ROC holder of ADSs will be considered to own shares for the purposes of such treaties. Accordingly, a holder of ADSs who is otherwise entitled to the benefit of a treaty should consult its own tax advisors concerning eligibility for benefits under the treaty with respect to the ADSs.

Tax Reform

In order to increase Taiwan’s competitiveness, an amendment to the ROC Income Tax law was enacted on January 1, 1998, to integrate the corporate income tax and the stockholder dividend tax with the aim of eliminating the double taxation effect for resident stockholders of Taiwanese corporations.

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

Taxation of Dividends

Except as discussed below with respect to the passive foreign investment company rules, the amount of distributions (including net amounts withheld in respect of ROC withholding taxes) you receive on your shares or ADSs (other than certain pro rata distributions of shares to all stockholders) will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. In determining the net amounts withheld in respect of ROC taxes, any reduction in the amount withheld on account of an ROC credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax. Such income will be includible in your gross income as ordinary income on the day you actually or constructively receive it, which in the case of an ADS will be the date actually or constructively received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. You will not be entitled to claim a dividend received deduction with respect to distributions you receive from us.

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

It is possible that pro rata distributions of shares or ADSs to all stockholders may be made in a manner that is not subject to U.S. federal income tax. In the event that such distributions are tax-free, the basis of any new shares or ADSs so received will generally be determined by allocating the U.S. holder’s basis in the old shares or ADSs between the old shares or ADSs and the new shares or ADSs, based on their relative fair market values on the date of distribution. For U.S. tax purposes, any such tax-free share or ADS distribution and any distributions in excess of current and accumulated earnings and profits generally would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any ROC withholding tax imposed on such distributions unless you can use the credit against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes. You should consult your own tax advisors regarding all aspects of the foreign tax credit.

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

Under certain circumstances, a U.S. holder, in lieu of being subject to the PFIC rules discussed above, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under this method, any difference between the stock’s fair market value and its adjusted basis at the end of the year is accounted for by either an inclusion in income or, subject to limitations, a deduction from income, as described below. Under current U.S. Treasury Department guidance, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. You should also note that only the ADSs and not the shares are listed on the NYSE. Our shares are listed on the Taiwan Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the shares will be “regularly traded” for purposes of the mark-to-market election.

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

Your adjusted tax basis in shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You should consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable under your particular circumstances.

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

Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$517 million as of December 31, 2009. As of the same date, we also had Japanese Yen-denominated accounts receivable of ¥2,087 million attributable to our Japanese operations. We had U.S. dollar- and Japanese Yen-denominated accounts payables of US$81 million and ¥2,462 million, respectively, as of December 31, 2009.

Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency-denominated accounts receivables, capital expenditures relating to equipment used in manufacturing processes (including photo etching and chemical vapor deposition) and purchased primarily from Japan and the United States. The fair value of forward exchange contracts and interest rate swaps is determined based on valuation reports we receive from counterparties after we verify the reasonableness of such reports.

The following table provides information as of December 31, 2009 on our market risk sensitive financial instruments.

	As of December 31, 2009
	Book Value	Fair Value
	(in NT$ millions)
Interest Rate Swaps: Non-Trading Purpose	$88	$88
Foreign exchange rate contracts: Non-Trading Purpose	$75	$75
Time Deposits: Non-Trading Purpose	$46,465	$46,465
Short-term Loans: Non-Trading Purpose	$129	$129
Bonds: Non-Trading Purpose	$12,767	$12,352
Long-term loans: Non-Trading Purpose	$800	$800

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We use interest rate swaps from time to time to modify our exposure to interest rate movements and reduce borrowing costs. Interest rate swaps limit the risks of fluctuating interest rates by allowing us to convert a portion of the interest on our borrowings from a variable rate to a fixed rate. As of December 31, 2009 and 2008, we had the following interest rate swaps in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
As of December 31, 2009
	May 21, 2003 to	4.3% minus US$12-month	1.48%
NT$7,500 million	June 24, 2010	LIBOR

As of December 31, 2008
	May 21, 2003 to	4.3% minus US$12-month	1.48%
NT$7,500 million	June 24, 2010	LIBOR

The tables below provide information as of December 31, 2009 and 2008 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

Expected Maturity Dates

As of December 31, 2009

	2010	2011	2012	2013	2014 and thereafter	Total	Fair Value
	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	177	—	—	—	—	177	177
Average Interest Rate	0.1228%	—	—	—	—	0.1228%	0.1228%
Fixed Rate (¥)	2,000	—	—	—	—	2,000	2,000
Average Interest Rate	0.1%	—	—	—	—	0.1%	0.1%
Fixed Rate (NT$)	33,940	—	—	—	—	33,940	33,940
Average Interest Rate	0.1659%	—	—	—	—	0.1659%	0.1659%
Unsecured Long-term Loans:
Variable Rate (NT$)	33	45	22	—	—	100	100
Average Interest Rate	1.63%	1.63%	1.63%	—	—	1.63%	1.63%
Secured Long-term Loans:
Variable Rate (NT$)	—	233	233	233	—	700	700
Average Interest Rate	—	1.275%	1.275%	1.275%	—	1.275%	1.275%
Bonds:
Unsecured (NT$)	7,500	—	—	—	—	7,500	7,187
Variable Rate	0%-4.3%	—	—	—	—	0%-4.3%	0%-4.3%
Unsecured (US$)	—	—	—	—	127	127	99
Fixed Rate	—	—	—	—	0%	0%	0%
Unsecured (US$)	—	—	—	—	80	80	62
Fixed Rate	—	—	—	—	0%	0%	0%
Interest Rate Derivatives
Interest Rate Swaps:
Variable to Fixed (denomination)	NT$7,500 million	—	—	—	—	NT$7,500 million	NT$88 million
Average pay rate	1.48%	—	—	—	—	1.48%	1.48%
Average receive rate	4.3% minus US$12- month LIBOR	—	—	—	—	4.3% minus US$12- month LIBOR	4.3% minus US$12- month LIBOR

Expected Maturity Dates

As of December 31, 2008

	2009	2010	2011	2012	2013 and thereafter	Total	Fair Value
	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	264	—	—	—	—	264	264
Average Interest Rate	0.6068%	—	—	—	—	0.6068%	0.6068%
Fixed Rate (¥)	398	—	—	—	—	398	398
Average Interest Rate	0.1%	—	—	—	—	0.1%	0.1%
Fixed Rate (NT$)	21,330	—	—	—	—	21,330	21,330
Average Interest Rate	0.9028%	—	—	—	—	0.9028%	0.9028%
Unsecured Long-term Loans:
Variable Rate (NT$)	67	67	66	—	—	200	200
Average Interest Rate	2.61%	2.61%	2.61%	—	—	2.61%	2.61%
Secured Long-term Loans:
Variable Rate (NT$)	—	42	167	167	124	500	500
Average Interest Rate	—	1.815%	1.815%	1.815%	1.815%	1.815%	1.815%
Bonds:
Unsecured (NT$)	—	7,500	—	—	—	7,500	7,143
Variable Rate	—	0%-4.3%	—	—	—	0%-4.3%	0%-4.3%
Interest Rate Derivatives

Expected Maturity Dates

As of December 31, 2008

	2009	2010	2011	2012	2013 and thereafter	Total	Fair Value
	(in millions, except percentages)
Interest Rate Swaps:
Variable to Fixed (denomination)	NT$7,500 million	NT$7,500 million	—	—	—	NT$7,500 million	NT$80 million
Average pay rate	1.48%	1.48%	—	—	—	1.48%	1.48%
Average receive rate	4.3% minus US$12- month LIBOR	4.3% minus US$12- month LIBOR	—	—	—	4.3% minus US$12- month LIBOR	4.3% minus US$12- month LIBOR

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

As of December 31, 2008 and 2009, we had NT$188 million and NT$267 million outstanding in foreign currency forward contracts to sell US dollars against NT dollars, respectively. As of March 31, 2010, we had foreign currency forward contracts to sell US dollars against NT dollars that amounted to US$198 million.

Except for the market risk mentioned above, we believe that we did not have any other material market risk as of December 31, 2009.

Expected Maturity Dates

As of December 31, 2009

	2010	2011	2012	2013	2014 and thereafter	Total	Fair Value
	(in millions, except exchange rates)
Foreign Currency Forward Contracts:
Sell US$ against NT$ Contract Amount	US$267	—	—	—	—	US$267	NT$	75
Average Contractual Exchange Rate	US$1=NT$32.2910	—	—	—	—	US$1=NT$32.2910		—

Expected Maturity Dates

As of December 31, 2008

	2009	2010	2011	2012	2013 and thereafter	Total	Fair Value
	(in millions, except exchange rates)
Foreign Currency Forward Contracts:
Sell US$ against NT$ Contract Amount	US$188	—	—	—	—	US$188	NT$	60
Average Contractual Exchange Rate	US$1=NT$33.1633	—	—	—	—	US$1=NT$33.1633		—

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

In addition, an ADS holder shall be responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

such registration fees as may from time to time be in effect for the registration of common shares or other deposited securities on the share register and applicable to transfers of common shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of ADS holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•

such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, deposited securities, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited securities.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights offerings), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or un-certificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the central clearing and settlement system, The Depository Trust Company, or DTC, the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges ADS holders may be required to pay may vary over time and may be changed by us and by the depositary. ADS holders will receive prior notice of such changes.

Depositary Payments

In 2009, we received the following payments from Citibank, N.A., the depositary for our ADR program through October 20, 2009. We appointed JPMorgan Chase & Co. as our new depositary on October 21, 2009. We did not receive any reimbursement from JP Morgan in 2009.

Service	Fees
Reimbursement of listing fees	US$	208,902.00
Reimbursement of SEC filing fees	US$	9,993.00
Reimbursement of accounting supporting fees for FASB and Public Company Accounting Oversight Board	US$	6,469.16
Reimbursement of annual ordinary stockholders’ meeting expenses	US$	93,609.26
Reimbursement of fees in connection with annual financial and Sarbanes-Oxley Act of 2002 audit	US$	411,974.46
Contribution to our company’s investor relations efforts	US$	18,718.48
Others	US$	23,308.69

Total	US$	772,975.05

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of 2007, 2008 or 2009.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO criteria. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2009 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2009, which is included immediately following this report.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of United Microelectronics Corporation:

We have audited United Microelectronics Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, United Microelectronics Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009 of United Microelectronics Corporation and subsidiaries and our report dated April 30, 2010 expressed an unqualified opinion thereon.

Ernst & Young

Taipei, Taiwan

Republic of China

April 30, 2010

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors have determined that Paul S.C. Hsu and Cheng-Li Huang, two of our independent directors, qualifies as audit committee financial experts and meet the independence requirement as defined in Item 16A to Form 20-F.

ITEM 16B.	CODE OF ETHICS

In June 2009, we amended the Code of Ethics for Directors and Officers and the Employee Code of Conduct. The Employee Code of Conduct, which is applicable to all employees, replaced the code of ethics filed with the Securities and Exchange Commission in our 2003 annual report on Form 20-F. We have also created a separate code of ethics applicable to our directors and officers. A copy of each of the Code of Ethics for Directors and Officers and the Employee Code of Conduct are displayed on our website at http://www.umc.com/english/pdf/Code_of_Ethics.pdf and http://www.umc.com/english/pdf/Code_of_Conduct.pdf, respectively. Stockholders may request a hard copy of the Code of Ethics for Directors and Officers and the Employee Code of Conduct free of charge. Please contact the investor relations department of our company at ir@umc.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the years indicated.

	For the year ended December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Audit Fees(1)	108,442	66,712	2,088
Audit-related Fees(2)	640	1,520	48
Tax Fees(3)	3,275	2,460	77

Total	112,357	70,692	2,213

(1)	Audit fees consist of fees associated with the annual audit, review of our quarterly financial statements, statutory audits and internal control review. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include review of regulatory checklist for the adoption of our employee stock option plan and certification of our Singapore Branch to Singapore authorities.
(3)	Tax fees include fees billed for professional services rendered by Ernst & Young, primarily in connection with our tax compliance activities.

All audit and non-audit services performed by Ernst & Young were pre-approved by our audit committee. In certain circumstances, the audit committee delegates to one designated member to pre-approve such audit and non-audit services. Pre-approval by a designated member should be reported to the audit committee at its upcoming meeting.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Since March 2004, we have from time to time announced plans, which were not binding on us, to buy back our shares up to a certain amount on the Taiwan Stock Exchange. Set for below contains certain information regarding our share buy back programs in 2007, 2008, 2009 and 2010.

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Program	Maximum Number of Shares that May Yet be Purchased Under the Plans or Program
2007	—	—	—	—
(1)August (from August 28, 2008)	15,913,000	13.21	15,913,000	184,087,000
September	171,205,000	11.32	187,118,000	12,882,000
October (to October 2, 2008)	12,882,000	10.17	200,000,000	—
(2)December (from December 17, 2008)	—	—	—	300,000,000
January	110,412,000	7.81	110,412,000	189,588,000
February (to February 16, 2009)	189,588,000	8.08	300,000,000	—
(3)February (from February 3, 2010)	147,845,000	15.98	147,845,000	152,155,000
March (to March 22)	152,155,000	16.31	300,000,000	—

(1)	The 12th share buy-back plan was announced on August 27, 2008 to repurchase 200 million shares during the period from August 28, 2008 to October 27, 2008.
(2)	The 13th share buy-back plan was announced on December 16, 2008 to repurchase 300 million shares during the period from December 17, 2008 to February 16, 2009.
(3)	The 14th share buy-back plan was announced on February 2, 2010 to repurchase 300 million shares during the period from February 3, 2010 to April 2, 2010.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Board Committees. Under the NYSE listing standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate committee must develop and recommend to the board a set of corporate governance principles. We do not currently have a corporate governance committee or a nominating committee. In accordance with an interpretation letter issued under the ROC Company Act, the power to nominate directors shall not vest only in the directors. Any holder of the company’s voting common stock may nominate directors to be voted on by stockholders. Therefore, we do not have a nominating committee because vesting such nominating rights in a body of independent directors may result in conflict with the ROC Company Act. Furthermore, we do not have a corporate governance committee as such committee is not required under ROC requirements. Our board of directors is responsible for regularly reviewing our corporate governance standards and practices.

Under the NYSE listing standards, companies are required to have a compensation committee, composed entirely of independent directors. Under the ROC Company Act, however, companies incorporated in the ROC are not required to have a compensation committee. The ROC Company Act requires that director compensation be determined either in accordance with the company’s articles of incorporation or by the approval of the stockholders. Currently, in addition to compensation approved at the stockholders’ meeting, in the event we have net income, we will distribute 0.1% of our earnings after payment of all income taxes, deduction of any past losses and allocation of 10% of our net income for legal reserves, as remunerations to our directors pursuant to our articles of incorporation. Currently, our board of directors is responsible for determining the form and amount of compensation for each of our directors and executive officers within the guidelines of our articles of incorporation.

Equity Compensation Plans. The NYSE listing standards also require that a company’s stockholders must approve equity compensation plans. Under the corresponding requirements in the ROC Company Act and the ROC Securities Exchange Act, stockholders’ approval is required for the distribution of employee bonuses in the form of stock, while the board of director has authority, subject to the approval of the ROC Securities and Futures Bureau, to approve employee stock option plans and to grant options to employees pursuant to such plans and has also authority to approve share buy-back programs for the purpose of selling shares so purchased to employees and the sale of such shares to employees pursuant to such programs. We intend to follow only the ROC requirements.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following is a list of the audited consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

*1.1	Articles of Incorporation of the Company as last amended on June 13, 2008

2.1	Form of Amendment No. 1 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (1)

2.2	Form of Amendment No. 2 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (2)

4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, ROC, the site of Fab 6A (in Chinese with English summary translation) (3)

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, ROC, the site of Fab 8A and United Tower (in Chinese with English summary translation) (4)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, ROC, the site of Fab 8C (in Chinese with English summary translation) (5)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, ROC, the site of Fab 8D (in Chinese with English summary translation) (6)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, ROC, the site of Fab 8E (in Chinese with English summary translation) (7)

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, ROC, the site of Fab 8F (in Chinese with English summary translation) (8)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, ROC, the site of Fab 12A (in Chinese with English summary translation) (9)

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation) (10)

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, ROC, the site of Fab 8S (in Chinese with English summary translation) (11)

4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab 12i (summary) (12)

Exhibit Number	Description of Exhibits

4.11	Merger Agreement, entered into as of April 29, 2009, among United Microelectronics Corporation, Infoshine Technology Limited and Best Elite International Limited (13)

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors, Supervisors and Officers (14)

11.2	Employee Code of Conduct (15)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

99.1	Form 6-K furnished to the Commission on April 29, 2009 (File No. 001-15128) (16)

99.2	Form 6-K furnished to the Commission on October 28, 2009 (File No. 001-15128) (17)

99.3	Form 6-K furnished to the Commission on December 21, 2009 (File No. 001-15128) (18)

*	Filed herewith.
(1)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-13796) filed with the Commission on March 2, 2006.
(2)	Incorporated by reference to Exhibit (a)(iii) to the Registrant’s Registration Statement on Form F-6 (File No. 333-98591) filed with the Commission on March 19, 2007.
(3)	Incorporated by reference to Exhibit 4.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(4)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(5)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(6)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(7)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(8)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(9)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(10)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.
(11)	Incorporated by reference to Exhibit 4.9 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(12)	Incorporated by reference to Exhibit 4.10 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(13)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 8, 2009.
(14)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 25, 2005.
(15)	Incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the Commission on March 26, 2006.
(16)	Incorporated by reference to Exhibit 99 to the Form 6-K furnished to the Commission on April 29, 2009.
(17)	Incorporated by reference to Exhibit 99 to the Form 6-K furnished to the Commission on October 28, 2009.
(18)	Incorporated by reference to Exhibit 99 to the Form 6-K furnished to the Commission on December 21, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED MICROELECTRONICS CORPORATION

By:	/S/ CHITUNG LIU
Name:	Chitung Liu
Title:	Chief Financial Officer

Date: April 30, 2010

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

United Microelectronics Corporation and Subsidiaries

Consolidated Financial Statements for years ended December 31, 2007, 2008 and 2009

Together with Report of Independent Registered Public Accounting Firm

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with the requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China, which differ in certain respects from U.S. generally accepted accounting principles (see Note 35 to the consolidated financial statements).

As described in Note 3 to the consolidated financial statements, effective January 1, 2009, the Company has adopted the amendment of R.O.C. Statement of Financial Accounting Standards No. 10, “Accounting for Inventories”.

As described in Note 3 to the consolidated financial statements, effective January 1, 2008, the Company has adopted Accounting Research and Development Foundation Interpretation No. 96-052, and recognized employee bonus and remunerations to directors and supervisors as expenses rather than as a distribution of retained earnings.

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young

ERNST & YOUNG

CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan

Republic of China

April 30, 2010

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in Thousands)

		As of December 31,
	Notes	2008	2009
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	2, 4	48,566,649	66,152,960	2,070,515
Financial assets at fair value through profit or loss, current	2, 5	1,741,055	2,096,091	65,605
Available-for-sale financial assets, current	2, 9	—	6,250,694	195,640
Held-to-maturity financial assets, current	2, 6	352,645	—	—
Notes receivable		19,680	429,762	13,451
Accounts receivable, net	2, 7	8,388,232	16,417,801	513,859
Accounts receivable-related parties, net	2, 27	147,363	240,708	7,534
Other receivables		406,298	401,783	12,576
Inventories, net	2, 3, 8	8,117,603	9,141,385	286,115
Prepaid expenses		473,920	692,509	21,675
Deferred income tax assets, current	2, 25	674,117	538,923	16,868

Total current assets		68,887,562	102,362,616	3,203,838

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	2, 5	173,560	—	—
Available-for-sale financial assets, noncurrent	2, 9, 14	16,283,917	35,106,942	1,098,809
Financial assets measured at cost, noncurrent	2, 10, 14	7,656,688	7,628,523	238,764
Long-term investments accounted for under the equity method	2, 11	8,321,221	12,168,942	380,875
Prepayment for long-term investments		5,160	322,290	10,087

Total funds and investments		32,440,546	55,226,697	1,728,535

Property, plant and equipment	2, 12, 14, 28, 29
Land		2,269,237	1,056,823	33,077
Buildings		24,354,334	21,097,255	660,321
Machinery and equipment		459,711,569	453,597,613	14,197,108
Transportation equipment		76,742	68,580	2,146
Furniture and fixtures		3,582,387	3,324,352	104,049
Leasehold improvements		53,432	53,411	1,672

Total cost		490,047,701	479,198,034	14,998,373
Less: Accumulated depreciation		(386,537,318)	(405,899,110)	(12,704,197)
Less: Accumulated impairment		—	(1,868,968)	(58,497)
Add: Construction in progress and prepayments		4,899,607	18,166,404	568,589

Property, plant and equipment, net		108,409,990	89,596,360	2,804,268

Goodwill	2, 14	7,615	7,615	238
Deferred charges	2	913,237	1,368,418	42,830
Deferred income tax assets, noncurrent	2, 25	3,557,781	3,152,277	98,663
Other assets-others	2, 13, 14, 28	2,181,777	1,924,468	60,234

Total assets		216,398,508	253,638,451	7,938,606

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	15	132,610	128,682	4,028
Financial liabilities at fair value through profit or loss, current	2, 16	33,189	1,914,879	59,934
Accounts payable		2,591,578	5,505,895	172,328
Income tax payable	2	775,611	181,173	5,671
Accrued expenses	2, 24	7,008,700	8,611,231	269,522
Payable on equipment		1,718,134	5,487,908	171,765
Current portion of long-term liabilities	2, 17, 18	66,667	12,800,587	400,644
Other current liabilities		694,821	609,821	19,087
Deferred income tax liabilities, current	2, 25	11,943	5,700	178

Total current liabilities		13,033,253	35,245,876	1,103,157

Long-term liabilities
Bonds payable	2, 17	7,497,110	—	—
Long-term loans	18, 28	633,333	766,550	23,992
Accrued pension liabilities	2, 19	3,219,092	3,261,457	102,080
Deposits-in		9,984	15,217	476
Deferred income tax liabilities, noncurrent	2, 25	13,602	9,751	305
Other liabilities-others	11	333,840	243,344	7,617

Total long-term liabilities		11,706,961	4,296,319	134,470

Total liabilities		24,740,214	39,542,195	1,237,627

Commitments and Contingent	29
Capital Stock	2, 20, 23	129,877,713	129,877,713	4,065,030
Additional Paid-in Capital	2, 11, 20, 21, 23	58,149,513	44,365,049	1,388,578
Retained earnings	2, 11, 20, 23	(7,036,551)	10,648,813	333,296
Cumulative translation adjustment	2, 11	1,347,373	(318,188)	(9,959)
Unrealized gain or loss on financial instruments	2, 9	2,457,922	30,915,079	967,608
Treasury stock	2, 20, 22	(119,801)	(1,890,145)	(59,159)

Total stockholders’ equity of the Company		184,676,169	213,598,321	6,685,394

Minority interests		6,982,125	497,935	15,585

Total stockholders’ equity		191,658,294	214,096,256	6,700,979

Total liabilities and stockholders’ equity		216,398,508	253,638,451	7,938,606

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Thousands, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2007	2008	2009
		NT$	NT$	NT$	US$
Net operating revenues	2, 27	113,311,298	96,813,546	91,389,765	2,860,400
Cost of goods sold	2, 3, 8, 21, 24	(90,071,674)	(84,101,685)	(75,974,607)	(2,377,922)

Gross profit		23,239,624	12,711,861	15,415,158	482,478

Operating expenses	2, 21, 24
Sales and marketing expenses		(4,068,984)	(3,483,628)	(2,800,226)	(87,644)
General and administrative expenses		(3,723,916)	(3,054,683)	(2,723,288)	(85,236)
Research and development expenses	2	(9,631,227)	(8,274,070)	(8,044,155)	(251,773)

		(17,424,127)	(14,812,381)	(13,567,669)	(424,653)

Operating income (loss)		5,815,497	(2,100,520)	1,847,489	57,825

Non-operating income
Interest revenue		1,330,418	686,268	170,495	5,336
Investment gain accounted for under the equity method, net	2, 11	625,752	—	180,263	5,642
Dividend income		2,171,720	2,093,528	941,170	29,458
Gain on disposal of property, plant and equipment	2	669,076	88,930	12,721	398
Gain on disposal of investments	2	12,040,872	3,386,004	1,965,468	61,517
Exchange gain, net	2	137,414	381,696	—	—
Gain on valuation of financial assets	2, 5	—	—	512,586	16,043
Gain on valuation of financial liabilities	2	20,633	—	—	—
Other income	3	864,847	905,520	1,258,535	39,391

		17,860,732	7,541,946	5,041,238	157,785

Non-operating expenses
Interest expense	2, 12	(181,262)	(71,161)	(58,255)	(1,823)
Investment loss accounted for under the equity method, net	2, 11	—	(10,464,849)	—	—
Loss on disposal of property, plant and equipment	2	(124,071)	(33,559)	(2,529)	(79)
Exchange loss, net	2	—	—	(135,202)	(4,232)
Financial expenses		(137,134)	(90,735)	(90,957)	(2,847)
Impairment loss	2, 14	(575,784)	(13,179,858)	(4,007,078)	(125,417)
Loss on valuation of financial assets	2, 5	(2,788,343)	(2,397,962)	—	—
Loss on valuation of financial liabilities	2, 16	—	(1,046,081)	(822,321)	(25,738)
Other losses		(199,292)	(143,392)	(99,385)	(3,111)

		(4,005,886)	(27,427,597)	(5,215,727)	(163,247)

Income (loss) before income tax and minority interests		19,670,343	(21,986,171)	1,673,000	52,363
Income tax expense	2, 25	(2,809,874)	(996,921)	(651,068)	(20,378)
Extraordinary gain	33	—	—	648,958	20,312

Net income (loss)		16,860,469	(22,983,092)	1,670,890	52,297

Attributable to:
the Company		16,961,762	(22,320,075)	3,874,028	121,253
Minority interests		(101,293)	(663,017)	(2,203,138)	(68,956)

Net income (loss)		16,860,469	(22,983,092)	1,670,890	52,297

Earnings (losses) per share-basic (in dollars)	2, 26	1.03	(1.70)	0.31

Shares used in per share calculation-basic		16,464,412	13,110,984	12,699,072

Earnings (losses) per share-diluted (in dollars)	2, 26	1.00	(1.70)	0.30

Shares used in per share calculation-diluted		16,943,404	13,170,391	12,786,448

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in Thousands)

	Capital				Retained Earnings
	Common Stock	Shares	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Cumulative Translation Adjustment	Unrealized Gain/Loss on Financial Instruments	Treasury Stock	Minority Interests	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2007	191,311,927	19,131,193	11,405	67,707,287	16,699,508	322,150	17,774,335	(824,922)	27,557,845	(29,394,664)	6,238,018	297,402,889
Appropriation of 2006 retained earnings
Legal reserve	—	—	—	—	1,777,434	—	(1,777,434)	—	—	—	—	—
Special reserve	—	—	—	—	—	502,772	(502,772)	—	—	—	—	—
Cash dividends	—	—	—	—	—	—	(12,461,529)	—	—	—	—	(12,461,529)
Remuneration to directors and supervisors	—	—	—	—	—	—	(15,494)	—	—	—	—	(15,494)
Employee bonus-cash	—	—	—	—	—	—	(2,324,120)	—	—	—	—	(2,324,120)
Capital reduction	(57,393,578)	(5,739,358)	—	(1,142,437)	—	—	(2,650,494)	—	—	7,275,517	—	(53,910,992)
Adjustment of treasury stock held by subsidiary due to capital reduction	—	—	—	14,789	—	—	—	—	—	52,039	—	66,828
Treasury stock retired	(1,920,670)	(192,067)	—	(622,323)	—	—	(2,655,027)	—	—	5,198,020	—	—
Treasury stock sold to employees	—	—	—	182	—	—	—	—	—	1,865,841	—	1,866,023
Net income in 2007	—	—	—	—	—	—	16,961,762	—	—	—	(101,293)	16,860,469
Adjustment of additional paid-in capital accounted for under the equity method	—	—	—	51,867	—	—	—	—	—	—	—	51,867
Adjustment of funds and investments disposal	—	—	—	11,310	—	—	—	(150)	—	—	—	11,160
Cash dividends allocated to subsidiaries	—	—	—	15,541	—	—	—	—	—	—	—	15,541
Changes in unrealized loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	(2,539,032)	—	—	(2,539,032)
Changes in unrealized loss on financial instruments of investees	—	—	—	—	—	—	—	—	(2,604,961)	—	—	(2,604,961)
Exercise of employee stock options	135,865	13,586	—	90,590	—	—	—	—	—	—	—	226,455
Common stock transferred from capital collected in advance	11,405	1,141	(11,405)	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	(41,490)	—	—	—	(41,490)
Changes in minority interests	—	—	—	—	—	—	—	—	—	—	394,085	394,085

Balance as of December 31, 2007	132,144,949	13,214,495	—	66,126,806	18,476,942	824,922	12,349,227	(866,562)	22,413,852	(15,003,247)	6,530,810	242,997,699

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in Thousands)

	Capital				Retained Earnings
	Common Stock	Shares	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings (Accumulated deficit)	Cumulative Translation Adjustment	Unrealized Gain/Loss on Financial Instruments	Treasury Stock	Minority Interests	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2008	132,144,949	13,214,495	—	66,126,806	18,476,942	824,922	12,349,227	(866,562)	22,413,852	(15,003,247)	6,530,810	242,997,699
Appropriation of 2007 retained earnings
Legal reserve	—	—	—	—	1,234,923	—	(1,234,923)	—	—	—	—	—
Special reserve	—	—	—	—	—	(824,922)	824,922	—	—	—	—	—
Cash dividends	—	—	—	—	—	—	(9,382,647)	—	—	—	—	(9,382,647)
Stock dividends	1,000,816	100,081	—	—	—	—	(1,000,816)	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	(11,939)	—	—	—	—	(11,939)
Employee bonus-cash	—	—	—	—	—	—	(286,541)	—	—	—	—	(286,541)
Employee bonus-stock	1,146,166	114,617	—	—	—	—	(1,146,166)	—	—	—	—	—
Additional paid-in capital transferred to common stock	4,628,772	462,877	—	(4,628,772)	—	—	—	—	—	—	—	—
Treasury stock acquired	—	—	—	—	—	—	—	—	—	(2,278,456)	—	(2,278,456)
Treasury stock retired	(9,042,990)	(904,299)	—	(3,579,454)	—	—	(4,539,458)	—	—	17,161,902	—	—
Net loss in 2008	—	—	—	—	—	—	(22,320,075)	—	—	—	(663,017)	(22,983,092)
Adjustment of additional paid-in capital accounted for under the equity method	—	—	—	202,610	—	—	—	—	—	—	—	202,610
Adjustment of funds and investments disposal	—	—	—	16,783	—	—	—	(267)	—	—	—	16,516
Cash dividends allocated to subsidiaries	—	—	—	11,540	—	—	—	—	—	—	—	11,540
Changes in unrealized loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	(21,771,498)	—	—	(21,771,498)
Changes in unrealized gain on financial instruments of investees	—	—	—	—	—	—	—	—	1,815,568	—	—	1,815,568
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	2,214,202	—	—	—	2,214,202
Changes in minority interests	—	—	—	—	—	—	—	—	—	—	1,114,332	1,114,332

Balance as of December 31, 2008	129,877,713	12,987,771	—	58,149,513	19,711,865	—	(26,748,416)	1,347,373	2,457,922	(119,801)	6,982,125	191,658,294

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in Thousands)

	Capital				Retained Earnings
	Common Stock	Shares	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings (Accumulated deficit)	Cumulative Translation Adjustment	Unrealized Gain/Loss on Financial Instruments	Treasury Stock	Minority Interests	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2009	129,877,713	12,987,771	—	58,149,513	19,711,865	—	(26,748,416)	1,347,373	2,457,922	(119,801)	6,982,125	191,658,294
Treasury stock acquired	—	—	—	—	—	—	—	—	—	(2,393,337)	—	(2,393,337)
Legal reserve and additional paid-in capital used to cover accumulated deficits	—	—	—	(7,036,551)	(19,711,865)	—	26,748,416	—	—	—	—	—
Net income in 2009	—	—	—	—	—	—	3,874,028	—	—	—	(2,203,138)	1,670,890
Compensation cost of employee stock options	—	—	—	136,306	—	—	—	—	—	—	—	136,306
Treasury stock sold to employees	—	—	—	26,147	—	—	—	—	—	622,993	—	649,140
Adjustment of additional paid-in capital accounted for under the equity method	—	—	—	(6,911,617)	—	—	—	—	—	—	—	(6,911,617)
Adjustment of funds and investments disposal	—	—	—	1,251	—	—	—	(991)	(10,592)	—	—	(10,332)
Adjustment of retained earnings accounted for under the equity method	—	—	—	—	—	—	6,774,785	—	—	—	—	6,774,785
Changes in unrealized gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	20,143,875	—	—	20,143,875
Changes in unrealized gain on financial instruments of investees	—	—	—	—	—	—	—	—	8,323,874	—	—	8,323,874
Changes in cumulative translation adjustment	—	—	—	—	—	—	—	(1,664,570)	—	—	—	(1,664,570)
Changes in minority interests	—	—	—	—	—	—	—	—	—	—	(4,281,052)	(4,281,052)

Balance as of December 31, 2009	129,877,713	12,987,771	—	44,365,049	—	—	10,648,813	(318,188)	30,915,079	(1,890,145)	497,935	214,096,256

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands)

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income (loss) attributable to the Company	16,961,762	(22,320,075)	3,874,028	121,253
Net loss attributable to minority interests	(101,293)	(663,017)	(2,203,138)	(68,956)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Extraordinary gain	—	—	(648,958)	(20,312)
Depreciation	37,829,718	37,197,219	33,530,254	1,049,460
Amortization	1,383,794	1,314,885	699,541	21,895
Bad debt expense (reversal)	256	95,348	(22,225)	(696)
Loss (Gain) on decline (recovery) in market value and obsolescence of inventories	372,359	3,273,425	(2,414,592)	(75,574)
Loss on valuation of financial assets and liabilities	2,767,710	3,444,043	309,735	9,695
Investment loss (gain) accounted for under the equity method	(625,752)	10,464,849	(180,263)	(5,642)
Cash dividends received under the equity method	660,050	134,924	901	28
Gain on disposal of investments	(12,040,872)	(3,386,004)	(1,965,468)	(61,517)
Gain on disposal of property, plant and equipment	(545,005)	(55,371)	(10,192)	(319)
Gain on disposal of non-current assets held for sale	—	—	(91,413)	(2,861)
Gain on reacquisition of bonds	(6,205)	—	—	—
Amortization of bond discounts	58,461	7,830	20,018	627
Exchange loss (gain) on financial assets and liabilities	(45,182)	(43,865)	4,754	149
Exchange loss (gain) on long-term liabilities	127,417	(178,877)	(27,466)	(860)
Write-off of deferred charges	—	12,867	—	—
Amortization of deferred income	(149,106)	(173,303)	(202,460)	(6,337)
Stock-based payment	—	—	162,157	5,075
Impairment loss	575,784	13,179,858	4,007,078	125,417
Effect from subsidiaries over which significant control is no longer held	—	—	4,014	126
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	738,675	(774,040)	182,985	5,727
Notes and accounts receivable	(874,901)	7,425,151	(8,370,011)	(261,972)
Other receivables	513,065	139,861	397,038	12,427
Inventories	(1,354,730)	699,986	1,292,621	40,458
Prepaid expenses	72,758	187,747	(295,626)	(9,253)
Deferred income tax assets and liabilities	1,646,169	266,193	462,075	14,463
Other current assets	(9,807)	—	—	—
Accounts payable	378,415	(3,488,163)	3,103,407	97,133
Accrued expenses	675,927	(1,556,394)	1,116,047	34,931
Other current liabilities	6,569	8,224	(359,497)	(11,252)
Accrued pension liabilities	56,020	49,401	41,432	1,297
Capacity deposits	(873,554)	(4,447)	—	—
Other liabilities - others	(74,235)	(6,971)	10,670	334

Net cash provided by operating activities	48,124,267	45,251,284	32,427,446	1,014,944

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	—	(50,000)	(388,701)	(12,166)
Acquisition of available-for-sale financial assets	(3,912,891)	(670,264)	(108,222)	(3,387)
Acquisition of financial assets measured at cost	(1,359,890)	(917,424)	(984,369)	(30,810)
Acquisition of long-term investments accounted for under the equity method	(1,343,316)	(2,450,628)	(3,063,705)	(95,891)
Acquisition of held-to-maturity financial assets	—	(352,645)	(64,233)	(2,010)
Proceeds from disposal of financial assets at fair value through profit or loss	—	42,596	275,400	8,620
Proceeds from disposal of available-for-sale financial assets	9,226,736	4,285,844	2,790,430	87,337
Proceeds from disposal of financial assets measured at cost	1,004,253	425,865	316,295	9,900
Proceeds from disposal of long-term investments accounted for under the equity method	1,531,544	824	—	—
Proceeds from maturity of held-to-maturity financial assets	1,119,950	—	408,364	12,781
Prepayment for long-term investments	(648,360)	(5,160)	(322,290)	(10,087)
Proceeds from capital reduction and liquidation of investments	342,206	289,915	239,284	7,489
Acquisition of property, plant and equipment	(28,299,165)	(11,514,548)	(17,617,854)	(551,420)
Proceeds from disposal of property, plant and equipment	1,751,144	261,583	38,458	1,204
Proceeds from disposal of non-current assets held for sale	—	—	462,376	14,472
Increase in deferred charges	(1,255,453)	(770,262)	(1,146,421)	(35,882)
Decrease (increase) in other assets-others	(1,038)	1,301	(52,637)	(1,647)

Net cash used in investing activities	(21,844,280)	(11,423,003)	(19,217,825)	(601,497)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands)

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Proceeds (Repayments) from short-term loans	14,000	(293,051)	(8,240)	(258)
Proceeds from long-term loans	—	700,000	400,000	12,520
Repayments of long-term loans	—	—	(300,000)	(9,390)
Increase in financial liabilities at fair value through profit or loss	—	—	1,340,741	41,964
Proceeds from bonds issued	—	—	5,330,477	166,838
Bond issuance costs	—	—	(51,202)	(1,603)
Redemption of bonds	(5,355,192)	(22,716,624)	—	—
Reacquisition of bonds	(819,323)	—	—	—
Remuneration paid to directors and supervisors	(15,494)	(11,939)	—	—
Increase (decrease) in deposits-in	2,136	(4,436)	6,422	201
Cash dividends	(12,446,080)	(9,371,107)	—	—
Payment of employee bonus	(2,324,120)	(286,541)	—	—
Treasury stock sold to employees	1,866,023	—	623,166	19,505
Capital reduction	(53,844,157)	—	—	—
Treasury stock acquired	—	(2,278,456)	(2,393,337)	(74,909)
Exercise of employee stock options	226,455	—	—	—
Increase (decrease) in minority interests	2,202	(117,496)	(4,239)	(133)

Net cash provided by (used in) financing activities	(72,693,550)	(34,379,650)	4,943,788	154,735

Effect of exchange rate changes on cash and cash equivalents	238,502	1,439,871	(550,708)	(17,237)
Effect of subsidiaries change	—	—	(16,390)	(513)

Net increase (decrease) in cash and cash equivalents	(46,175,061)	888,502	17,586,311	550,432
Cash and cash equivalents at beginning of period	93,853,208	47,678,147	48,566,649	1,520,083

Cash and cash equivalents at end of period	47,678,147	48,566,649	66,152,960	2,070,515

Supplemental disclosures of cash flow information:
Cash paid for interest	522,300	400,238	124,244	3,889
Less: Cash paid for capitalized interest	(37,440)	(70,982)	(39,106)	(1,224)

Cash paid for interest excluding capitalized interest	484,860	329,256	85,138	2,665

Cash paid for income tax	2,094,070	1,000,974	709,186	22,197

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	24,205,072	7,196,408	21,387,628	669,410
Add: Payable at beginning of period	10,130,367	6,036,274	1,718,134	53,776
Less: Payable at end of period	(6,036,274)	(1,718,134)	(5,487,908)	(171,766)

Cash paid for acquiring property, plant and equipment	28,299,165	11,514,548	17,617,854	551,420

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	3,285,254	—	—	—
Book value of available-for-sale financial assets delivered for exchange	(895,055)	—	—	—
Elimination of related balance sheet accounts	392,118	—	—	—

Recognition of gain on disposal of available-for-sale financial assets	2,782,317	—	—	—

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

The numbers of employees as of December 31, 2008 and 2009 were 12,458 and 13,051, respectively.

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

Transactions between consolidated entities are eliminated in the consolidated financial statements. Prior to January 1, 2006, the difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized over 5 years; however, effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC Statement of Financial Accounting Standard (SFAS) No. 25, “Business Combination – Accounting Treatment under Purchase Method” (ROC SFAS 25), and goodwill is not subject to amortization.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The consolidated entities are as follows:

As of December 31, 2008

Investor	Subsidiary	Business nature	Percentage of ownership (%)

UMC	UMC GROUP (USA)(UMC-USA)	IC Sales	100.00

UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	IC Sales	100.00

UMC	UMC CAPITAL CORP.	Investment holding	100.00

UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00

UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00

UMC	UMCI LTD. (UMCI)	Sales and manufacturing of integrated circuits	100.00

UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	99.99

UMC	UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note A)	Sales and manufacturing of LCOS	89.99

UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	52.64

FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00

UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00

UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00

TLC	SOARING CAPITAL CORP.	Investment holding	100.00

SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00

Note A:	On June 26, 2009, UMO has filed for liquidation through a decision at its stockholders’ meeting. The Company ceased using the equity method from that day, and UMO is not included as a consolidated subsidiary as of December 31, 2009.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2009

Investor	Subsidiary	Business nature	Percentage of ownership (%)

UMC	UMC-USA	IC Sales	100.00

UMC	UME BV	Market development	100.00

UMC	UMC CAPITAL CORP.	Investment holding	100.00

UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00

UMC	TLC	New business investment	100.00

UMC	UMCI	Sales and manufacturing of integrated circuits	100.00

UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00

UMC	ALPHA WISDOM LIMITED (ALPHA)	Investment holding	100.00

UMC	GREEN EARTH LIMITED	Investment holding	100.00

UMC	FORTUNE	Consulting and planning for investment in new business	99.99

UMC	UMCJ	Sales and manufacturing of integrated circuits	52.26

FORTUNE	UNITRUTH	Investment holding	100.00

UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00

UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00

TLC	SOARING CAPITAL CORP.	Investment holding	100.00

SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00

NBI	UNITED LIGHTING OPTO-ELECTRONIC INC.	LED lighting manufacturing and sale	95.54

NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	93.75

EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00

EVERRICH-HK	YONGSHENG (SHANDONG) ENERGY CO.	Solar engineering integrated design services	100.00

ALPHA	UMCJ	Sales and manufacturing of integrated circuits	42.53

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reported periods. The actual results may differ from those estimates.

Foreign Currency Transactions

Transactions denominated in foreign currencies are remeasured into the local functional currencies and recorded based on the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured into the local functional currencies at the exchange rates prevailing at the balance sheet date, with the related exchange gains or losses included in the consolidated statements of income. Translation gains or losses from investments in foreign entities are recognized as a cumulative translation adjustment in consolidated stockholders’ equity.

Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to the consolidated statements of income, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded in the consolidated statements of income. Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to consolidated stockholders’ equity, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded as adjustment items to a cumulative translation adjustment in consolidated stockholders’ equity. Non-monetary assets and liabilities denominated in foreign currencies and reported at cost are remeasured at historical exchange rates.

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries and UMC’s Singapore branch (the Branch) are translated into New Taiwan Dollars using the spot rates at the balance sheet date for asset and liability accounts and average exchange rate for profit and loss accounts. The cumulative translation effects from the subsidiaries and the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in consolidated stockholders’ equity.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Convenience Translation into US Dollars

Translations of amount from New Taiwan dollars (NT$) into United States dollars for the reader’s convenience were calculated at the noon buying rate of US$1.00 to NT$31.95 on December 31, 2009 in The City of New York for cable transfers of NT$ as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the NT$ amounts could have been, or could be, converted into United States dollars at such rate.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

This category of financial instruments is measured at fair value and changes in fair value are recognized in the consolidated statements of income. Stock of listed companies, corporate bonds, convertible bonds, and closed-end funds are measured at closing prices as of the balance sheet date. Open-end funds are measured at the unit price of the net assets as of the balance sheet date. The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants in the industry.

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

d. Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables. Subsequent measurement is calculated at fair value. Investments in listed companies are measured at closing prices as of the balance sheet date. Any gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss arising from monetary financial assets denominated in foreign currencies, is recognized as an adjustment to consolidated stockholder’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to consolidated stockholders’ equity will be recorded in the consolidated statements of income.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company recognizes an impairment loss when objective evidence of impairment exists. Any reduction in the impairment loss of equity investments in subsequent periods will be recognized as an adjustment to consolidated stockholders’ equity. The impairment loss of a debt security may be reversed and recognized in the consolidated statement of income if the security recovers and the Company concludes the recovery is related to improvements in the factors or events that originally caused the impairment.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on management’s judgment of the collectability and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and subsequently adjusted to costs using the weighted-average method at the end of each month. Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Prior to January 1, 2009, inventories are stated individually by category at the lower of aggregate cost or market value as of the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the market values of work in process and finished goods are determined by net realizable values. Effective January 1, 2009, inventories are valued at the lower of cost and net realizable value item by item. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Non-current Assets Held for Sale

Non-current assets that are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets and that are highly probable to be sold within one year are classified as non-current assets held for sale. A held for sale non-current asset is measured at the lower of its carrying amount or fair value less costs to sell and is recorded separately on the balance sheet. No further amortization or depreciation will be recorded once an asset is classified as held for sale.

Impairment losses of non-current assets held for sale are recognized for the excess of the carrying amounts over fair values less costs to sell and reported as losses in the current period. A gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the total amount of the accumulated impairment loss and the amount allowed to be reversed in accordance with the ROC SFAS No. 35, “Impairment of Assets” (ROC SFAS 35).

Long-term Investments Accounted for Under the Equity Method

Long-term investments are recorded at acquisition cost. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized over a period of 5 years.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method. Prior to January 1, 2006, the difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date was amortized over 5 years; however, effective from January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC SFAS 25, in which goodwill is not subject to amortization.

When an equity investee offsets its accumulated deficit with its additional paid-in capital, the Company would debit additional paid-in capital and credit retained earnings in proportionate to its existing equity ownership to the extent that credit is available on the additional paid-in capital.

The change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts.

When the balance of the additional paid-in capital arising from long-term investments is less than the amount needs to be charged to the additional paid-in capital, the excess would be charged to the retained earnings.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total value of an investment after recognition of the investment losses cannot be negative. If the Company has the positive intention to continue to support the investees, or the losses of investees are only temporary, the Company will continue to recognize investment losses with its proportionate share. If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to liabilities on the consolidated balance sheet.

The Company ceases to use the equity method upon a loss of ability to exercise significant influence over an investee. In accordance with ROC SFAS 34, the carrying value of the investment upon the loss of significant influence remains as the carrying value of the investment. Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as a gain or loss on disposal of investments. Cash dividends received during the year of change are applied as a reduction of the carrying amount of the investment. Dividends received in subsequent years are recorded in accordance with ROC SFAS No. 32, “Accounting for Revenue Recognition.”

Gain or loss on disposal of long-term investments is based on the difference between selling price and book value of investments sold. Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as gain or loss on disposal of investments.

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

Depreciation is recognized on a straight-line basis using the estimated economic life of the assets:

Buildings	3~55 years
Machinery and equipment	5 years
Transportation equipment	4~5years
Furniture and fixtures	2~20 years
Leased assets and leasehold improvements	The lease period or estimated economic life, whichever is shorter

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible Assets

Effective January 1, 2006, goodwill generated from business combinations is no longer subject to amortization.

An impairment loss will be recognized when the decrease in fair value of intangible assets are other than temporary. The book value after recognizing the impairment loss is recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property license fees – the shorter of contract term or estimated economic life of the related technology; and software – 3 to 5 years.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees eligible for the Labor Standards Law, a defined benefit plan, were allowed to elect either the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.

The accounting for UMC’s pension liability is computed in accordance with ROC SFAS No. 18, “Accounting for Pension”. Net pension costs of the defined benefit plan are recorded based on an independent actuarial valuation. Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. UMC recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.

Share-Based Payment

The Company used the intrinsic value method to recognize compensation cost for its employee stock options issued between January 1, 2004 and December 31, 2007, in accordance with Accounting Research and Development Foundation (ARDF) Interpretation Nos. 92-070~072. For options granted on or after January 1, 2008, the Company recognizes compensation cost using the fair value method in accordance with ROC SFAS No. 39 “Accounting for Share-Based Payment.” (ROC SFAS 39)

Employee Bonus and Remunerations Paid to Directors and Supervisors

In accordance with ARDF Interpretation No. 96-052 “Accounting for Employee Bonus and Remunerations to Directors and Supervisors” (ARDF Interpretation 96-052) effective January 1, 2008, employee bonus and remunerations paid to directors and supervisors are charged to expense at fair value and are no longer accounted for as an appropriation of retained earnings.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Treasury Stock

In accordance with ROC SFAS No. 30, “Accounting for Treasury Stock”, treasury stock held by the Company is accounted for under the cost method. The cost of treasury stock is shown as a deduction to consolidated stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital. The Company’s stock held by its subsidiaries is also treated as treasury stock. Cash dividends received by subsidiaries from the Company are recorded as additional paid-in capital-treasury stock transactions.

For treasury stock sold to employees, the Company recognizes compensation cost in accordance with ROC SFAS 39 and ARDF Interpretation No. 96-266, “Accounting for Treasury Stock Purchased by Employees” (ARDF Interpretation 96-266) and ARDF Interpretation No. 98-111, “Determining the Grant Date of Share-Based Payment”.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured. Most of the Company’s sales transactions have shipping terms of Free on Board (FOB) or Free Carrier (FCA) shipment in which title and the risk of loss or damage are transferred to the customer upon delivery of the product to a carrier approved by the customer.

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

Capital Expenditure versus Operating Expenditure

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

According to ROC SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditures, employee training, and certain equity investment by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the stockholders have resolved that the earnings shall be retained.

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

Earnings (Losses) per Share

Earnings (Losses) per share is computed according to ROC SFAS No. 24, “Earnings Per Share”. Basic earnings (losses) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings (losses) per share is computed by taking basic earnings (losses) per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income (loss) is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and bonus share issues that are approved in the stockholders’ meetings prior to 2008.

Asset Impairment

Pursuant to ROC SFAS No. 35, “Impairment of Assets”, the Company assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use. For previously recognized losses, the Company assesses at the balance sheet date if any indication that the impairment loss no longer exists or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result had no impairment loss been recognized for the assets in prior years.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

New Accounting Pronouncements

In April 2009, the Accounting Research and Development Foundation in Taiwan issued ROC SFAS No. 41, “Disclosures for Operating Segment Information” (ROC SFAS 41), which establishes disclosure requirements to assist financial statement users to evaluate the different types of business activities in which an enterprise engages and the different economic environments in which it operates. The determination of operating segments is significantly based on how an enterprise’s chief operating decision maker views and manages the business. This standard requires an enterprise to report separately information about each operating segment that meets certain criteria. The standard is effective for fiscal years beginning after January 1, 2011. The impact that the adoption of ROC SFAS 41 will have on our financial reporting disclosure will depend on the applicable future business model.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ACCOUNTING CHANGES

Inventories

Effective January 1, 2009, the Company adopted the newly revised SFAS No. 10, “Accounting for Inventories” (ROC SFAS 10). The main revisions are a. inventories are valued at the lower of cost and net realizable value item by item; b. unallocated overheads resulted from low production or idle capacity are recognized as costs of goods sold in the period in which they are incurred; and c. abnormal amounts of production costs, and loss on decline in the market value of inventories (or gains on recovery in market value of inventories) are recognized as cost of goods sold. As a result of adopting the revised ROC SFAS 10, the consolidated net income and consolidated earnings per share for the year ended December 31, 2009, are NT$365 million and NT$0.03 lower, respectively. The non-operating income of NT$301 million and the non-operating expense of NT$3,273 million for the year ended December 31, 2008 were also reclassified to cost of goods sold.

Employee Stock Options

Effective January 1, 2008, the Company adopted ROC SFAS 39 to account for share-based payments. This change in accounting principles had no effect on consolidated net loss or consolidated losses per share for the year ended December 31, 2008.

Employee Bonus and Remunerations Paid to Directors and Supervisors

Effective January 1, 2008, the Company adopted ARDF Interpretation 96-052 to account for employee bonus and remunerations paid to directors and supervisors. This change in accounting principles had no effect on consolidated net loss or consolidated losses per share for the year ended December 31, 2008.

4. CASH AND CASH EQUIVALENTS

	As of December 31,
	2008	2009
	NT$’000	NT$’000
Cash
Cash on hand	2,478	3,463
Checking and savings accounts	5,098,037	10,907,465
Time deposits	37,311,317	46,464,891

Subtotal	42,411,832	57,375,819

Cash equivalents	6,154,817	8,777,141

Total	48,566,649	66,152,960

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of December 31,
	2008	2009
	NT$’000	NT$’000
Current
Listed stocks	1,448,506	1,547,335
Corporate bonds	232,799	384,980
Forward contracts	59,750	75,366
Interest rate swap agreements	—	88,410

Subtotal	1,741,055	2,096,091

Noncurrent
Convertible bonds	60,010	—
Interest rate swap agreements	113,550	—

Subtotal	173,560	—

Total	1,914,615	2,096,091

During the years ended December 31, 2008 and 2009, net gains (losses) arising from the changes in fair value of financial assets at fair value through profit or loss were a loss of NT$2,366 million and a gain of NT$513 million, respectively.

6. HELD-TO-MATURITY FINANCIAL ASSETS, CURRENT

	As of December 31,
	2008	2009
	NT$’000	NT$’000
Floating rate notes	324,297	—
Corporate bonds	28,348	—

Total	352,645	—

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2008	2009
	NT$’000	NT$’000
Accounts receivable	9,005,705	17,010,650
Less: Allowance for sales returns and discounts	(607,944)	(580,618)
Less: Allowance for doubtful accounts	(9,529)	(12,231)

Net	8,388,232	16,417,801

8. INVENTORIES, NET

	As of December 31,
	2008	2009
	NT$’000	NT$’000
Raw materials	916,269	732,130
Supplies and spare parts	2,357,131	2,041,004
Work in process	5,954,712	6,755,426
Finished goods	2,883,045	1,038,400

Total	12,111,157	10,566,960
Less: Allowance for loss on decline in market value and obsolescence	(3,993,554)	(1,425,575)

Net	8,117,603	9,141,385

a.	The circumstances that caused the net realizable value of inventory to be lower than its cost no longer exist. As a result, the Company recognized a gain of NT$2,597 million on recovery of market value of inventories during the year ended December 31, 2009.

b.	Inventories were not pledged.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of December 31,
	2008	2009
	NT$’000	NT$’000
Current
Common stocks	—	6,250,694

Noncurrent
Common stocks	16,067,389	34,797,889
Depositary receipts	177,264	256,959
Funds	39,264	52,094

Subtotal	16,283,917	35,106,942

Total	16,283,917	41,357,636

During the years ended December 31, 2008 and 2009, the net unrealized gains (losses) adjustments to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were a loss of NT$31,619 million and a gain of NT$27,726 million, respectively. Additionally, the Company recognized a loss of NT$5,532 million and a gain of NT$1,858 million due to the disposal of available-for-sale assets during the years ended December 31, 2008 and 2009, respectively.

As of March 1, 2007, HIGHLINK (an equity method investee) and EPITECH TECHNOLOGY CORP. (EPITECH) (classified as an available-for-sale financial asset, noncurrent) merged into EPISTAR CORP. and were continued as EPISTAR CORP. (classified as an available-for-sale financial asset, noncurrent after the merger). During the transaction, 5.5 shares of HIGHLINK and 3.08 shares of EPITECH were exchanged for 1 share of EPISTAR CORP. 5 million shares of EPISTAR CORP. were exchanged from HIGHLINK that originally were acquired through private placement of HIGHLINK in February 2006 and its subsequent stock dividends since February 2006. Additionally, the Company acquired 6.7 million shares of Simplo Technology Co., LTD. through private placement in July 2006 and its subsequent stock dividends. The exchanges of these shares listed above were restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of EPISTAR and Simplo was removed on May 10 and August 23, 2009, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2008, SMEDIA TECHNOLOGY CORP. (SMEDIA) (an equity method investee), CHIP ADVANCED TECHNOLOGY INC. (CHIP ADVANCED) (accounted for as financial assets measured at cost, noncurrent), USBEST TECHNOLOGY INC. (USBEST) (accounted for as financial assets measured at cost, noncurrent) and ITE TECH. INC. (ITE) merged into ITE and were continued as ITE. (classified as an available-for-sale financial asset, noncurrent) after the merger. During the transaction, 1 share of SMEDIA was exchanged for 0.26 share of ITE, 1 share of CHIP ADVANCED was exchanged for 0.41 share of ITE, and 1 share of USBEST was exchanged for 1.05 shares of ITE.

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent. Therefore, UMC reclassified the exchangeable shares to current assets.

10. FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of December 31,
	2008	2009
	NT$’000	NT$’000
Common stocks	4,567,436	4,634,168
Preferred stocks	2,413,108	2,273,083
Funds	648,245	644,047
Convertible bonds	27,899	77,225

Total	7,656,688	7,628,523

These investments consist of restricted shares and private equity instruments, funds, and other securities without reliable market prices. The Company acquired 79,000 shares of Ralink Technology Corp. (Ralink) through private placement in July 2007 and its subsequent stock dividends, 4.4 million shares of INPAQ Technology Co., LTD. (INPAQ) through private placement in November 2007 and its subsequent stock dividends, and 4.6 million shares of First International Telecom Corp. (First International Telecom) through private placement in March 2008, 4 million shares of E-One Moli Energy Corp. (E-One) through private placement in June 2009, 2 million shares of A-DATA Technology CO., LTD. (A-DATA) through private placement in September 2009 and 500 units of convertible bonds issued by TOPOINT Technology CO., LTD. (TOPOINT) through private placement in September 2009. The exchange of these securities listed above are restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of Ralink, INPAQ, First International Telecom, E-One, A-DATA and TOPOINT will be removed on September 29, 2010, January 31, 2011, April 25, 2011, August 31, 2012, September 30, 2012 and September 23, 2012, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.	Details of long-term investments accounted for under the equity method are as follows:

	As of December 31,
	2008		2009
Investee Companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
	NT$’000%		NT$’000%

Unlisted companies
UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note A)	—	—	35,237	89.99
PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note B)	7,379	49.99	7,379	49.99
LIST EARN ENTERPRISE INC.	—	—	9,804	49.00
ACHIEVE MADE INTERNATIONAL LTD.	29,297	48.03	60,790	48.54
ALLIANCE OPTOTEK CORP.	58,386	27.63	207,762	48.05
WALTOP INTERNATIONAL CORP.	171,728	34.79	223,090	46.58
MTIC HOLDING PTE. LTD.	263,192	46.49	248,901	46.49
NEXPOWER TECHNOLOGY CORP.	2,945,835	38.76	3,301,451	45.97
YUNG LI INVESTMENTS, INC.	251,165	45.16	248,873	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,504,963	45.00	2,093,900	45.00
AEVOE INTERNATIONAL LTD.	24,190	43.92	46,358	43.77
POWER LIGHT TECH CO., LTD.	—	—	121,625	42.62
UNITECH CAPITAL INC.	525,898	42.00	900,893	42.00
HSUN CHIEH INVESTMENT CO., LTD.	1,396,484	36.49	3,617,026	36.49
UC FUND II	117,041	35.45	98,655	35.45
CRYSTAL MEDIA INC.	40,670	32.60	38,735	32.27
XGI TECHNOLOGY INC.	74,731	33.57	62,977	31.93
CTC CAPITAL PARTNERS I, L. P.	147,728	31.40	143,863	31.40
AMIC TECHNOLOGY CORP. (AMIC) (Note C)	30,902	25.87	—	25.87
UNIMICRON HOLDING LIMITED	566,380	25.25	538,880	25.25
ANOTO TAIWAN CORP.	12,287	39.20	5,819	24.12
HIGH POWER LIGHTING CORP.	48,044	22.29	43,418	22.29
MOBILE DEVICES INC.	48,436	21.03	38,631	20.18
TRANSLINK CAPITAL PARTNERS I L. P. (TRANSLINK) (Note D)	56,485	11.82	74,875	10.55
UWAVE TECHNOLOGY CORP. (UWAVE) (Note E)	—	48.64	—	—

Total	8,321,221		12,168,942

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note A	:	On June 26, 2009, UMO has filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of December 31, 2009.

Note B	:	On June 27, 2006, PACIFIC set July 3, 2006 as its liquidation date through a decision at its stockholders’ meeting. The liquidation has not been completed as of December 31, 2009.

Note C	:	As of December 31, 2009, the investment amount of AMIC is negative NT$3 million, and it is reclassified to other liabilities-others.

Note D	:	According to the partnership contract, the Company has significant influence over TRANSLINK, and it is accounted for under the equity method.

Note E	:	On June 29, 2007, UWAVE reached the decision to liquidate the company at its stockholders’ meeting. The liquidation has been completed as of September 15, 2009.

b.	The change of investees’ equity was charged to the Company’s equity in proportion to the ownership percentage. For the years ended December 31, 2008 and 2009, the changes charged to additional paid-in capital were an increase of NT$203 million and a decrease of NT$6,912 million, respectively, and the changes charged to retained earnings were nil and an increase of NT$6,775 million, respectively.

c.	Total gains (losses) arising from investments accounted for under the equity method were a loss of NT$10,465 million and a gain of NT$180 million for the years ended December 31, 2008 and 2009, respectively. Investment loss amounted to NT$9,445 million and NT$11 million for the years ended December 31, 2008 and 2009, respectively, and the related long-term investment balances of NT$3,040 million and NT$5,355 million as of December 31, 2008 and 2009, respectively, were determined based on the investees’ financial statements audited by the other auditors.

d.	The long-term equity investments were not pledged.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. PROPERTY, PLANT AND EQUIPMENT

	As of December 31, 2008
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
	NT$’000	NT$’000	NT$’000	NT$’000
Land	2,269,237	—	—	2,269,237
Buildings	24,354,334	(9,897,661)	—	14,456,673
Machinery and equipment	459,711,569	(373,639,088)	—	86,072,481
Transportation equipment	76,742	(66,334)	—	10,408
Furniture and fixtures	3,582,387	(2,891,844)	—	690,543
Leasehold improvement	53,432	(42,391)	—	11,041
Construction in progress and prepayments	4,899,607	—	—	4,899,607

Total	494,947,308	(386,537,318)	—	108,409,990

	As of December 31, 2009
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
	NT$’000	NT$’000	NT$’000	NT$’000
Land	1,056,823	—	(287,901)	768,922
Buildings	21,097,255	(9,388,142)	(1,057,850)	10,651,263
Machinery and equipment	453,597,613	(393,557,900)	(512,540)	59,527,173
Transportation equipment	68,580	(61,430)	—	7,150
Furniture and fixtures	3,324,352	(2,845,876)	(10,677)	467,799
Leasehold improvement	53,411	(45,762)	—	7,649
Construction in progress and prepayments	18,166,404	—	—	18,166,404

Total	497,364,438	(405,899,110)	(1,868,968)	89,596,360

a.	Total interest expense before capitalization amounted to NT$266 million, NT$109 million and NT$180 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Details of capitalized interest are as follows:

	For the years ended December 31,
	2007	2008	2009
	NT$’000	NT$’000	NT$’000
Buildings	3,597	16,203	43,241
Machinery and equipment	80,382	21,679	78,092
Others	649	62	140

Total interest capitalized	84,628	37,944	121,473

Interest rates applied	0.67%~0.92%	0.11%~1.22%	1.07%~3.90%

b.	Please refer to Note 28 for property, plant and equipment pledged as collateral.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. OTHER ASSETS–OTHERS

	As of December 31,
	2008	2009
	NT$’000	NT$’000
Leased assets	1,157,729	1,041,586
Deposits-out	772,849	727,366
Others	251,199	155,516

Total	2,181,777	1,924,468

Please refer to Note 28 for Deposits-out pledged as collateral.

14. IMPAIRMENT LOSS

	For the years ended December 31,
	2007	2008	2009
	NT$’000	NT$’000	NT$’000
Available-for-sale financial assets, noncurrent	371,194	8,386,596	—
Financial assets measured at cost, noncurrent	196,898	943,084	494,091
Goodwill	—	3,491,073	—
Property, plant and equipment	7,692	39,148	3,331,557
Others assets	—	319,957	181,430

Total	575,784	13,179,858	4,007,078

As of December 31, 2008 and 2009, the Company determined that goodwill, certain property, plant and equipment and idle assets would not generate future cash flows. The Company determined the recoverable amounts of these assets based on the fair values less costs to sell. The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount, and the Company recognized an impairment loss amounted to NT$3,850 million and NT$122 million for the years ended December 31, 2008 and 2009, respectively. For the year ended December 31, 2009, according to the assessment report and as a result of the impairment loss testing, the subsidiary recognized an impairment loss amounted to NT$3,391 million for its property, plant, equipment and other assets. After considering objective evidence and as a result of the impairment loss testing the Company recognized impairment losses amounting to NT$9,330 million and NT$494 million for its available-for-sale financial assets, noncurrent and financial assets measured at cost, noncurrent for the years ended December 31, 2008 and 2009, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. SHORT-TERM LOANS

	As of December 31,
	2008	2009
	NT$’000	NT$’000
Unsecured bank loans	132,610	128,682

	For the years ended December 31,
	2008	2009
Interest rates	2.96%~3.72%	0.58%~3.72%

The Company’s unused short-term lines of credits amounted to NT$12,411 million and NT$12,088 million as of December 31, 2008 and 2009, respectively.

16. FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of December 31,
	2008	2009
	NT$’000	NT$’000
Derivatives embedded in exchangeable bonds	—	1,914,879
Interest rate swap agreements	33,189	—

Total	33,189	1,914,879

During the years ended December 31, 2008 and 2009, net losses arising from financial liabilities at fair value through profit or loss were NT$1,046 million and NT$815 million, respectively.

17. BONDS PAYABLE

	As of December 31,
	2008	2009
	NT$’000	NT$’000
Unsecured domestic bonds payable	7,500,000	7,500,000
Exchangeable bonds payable	—	6,472,692
Less: discounts on bonds payable	(2,890)	(1,205,555)

Total	7,497,110	12,767,137
Less: Current portion	—	(12,767,137)

Net	7,497,110	—

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a.	During the period from April 16 to April 27, 2001, UMC issued five-year and seven-year unsecured bonds totaled NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year and seven-year bonds were due starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%. On April 27, 2006 and April 27, 2008, the five-year and seven-year bonds were fully repaid, respectively.

b.	On May 10, 2002, UMC issued zero coupon exchangeable bonds listed on the EuroMTF Market of the Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds were as follows:

(a)	Issue Amount: US$235 million

(b)	Period: May 10, 2002 ~ May 10, 2007

(c)	Redemption

i.	UMC may redeem the bonds, in whole or in part, after three months of the issuance and prior to the maturity date, at their principal amount if the closing price of the AU Optronics Corp. (AUO) common shares on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NT$34.645=US$1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	UMC may redeem all, but not in part, of the bonds, at any time, in the event of certain changes in the R.O.C. tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	UMC could have, at the option of the bondholders, redeemed such bonds on February 10, 2005 at its principal amount.

(d)	Terms of Exchange

i.	Underlying Securities: ADSs or common shares of AUO.

ii.	Exchange Period: The bonds were exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives were subject to certain restrictions.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

iii.	Exchange Price and Adjustment: The exchange price was NT$44.3 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Exchange of the Bonds

As of December 31, 2007, certain bondholders exercised their rights to exchange their bonds with the total principal amount of US$235 million into AUO shares. Gains arising from the exercise of exchange rights during the year ended December 31, 2007 amounted to NT$2,782 million was recognized as gain on disposal of investments.

(f)	Redemption at Maturity Date

At the maturity date of May 10, 2007, UMC redeemed all of the remaining bonds outstanding in the principal amount of US$0.3 million.

c.	During the period from May 21 to June 24, 2003, UMC issued five-year and seven-year unsecured bonds totaled NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds. On June 24, 2008, the five-year bonds were fully redeemed.

d.	On October 5, 2005, UMC issued zero coupon convertible bonds on the LSE. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

(c)	Redemption

i.	On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, UMC may redeem all, but not in part, of the bonds.

ii.	If at least 90% in principal amount of the bonds had already been redeemed, repurchased, cancelled or converted, UMC may redeem all, but not in part, of the bonds.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

iii.	In the event that UMC’s ADSs or shares have officially ceased to be listed or permitted for trading on the NYSE or the TSE, as the case may be, each bondholder would have had the right, at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.	In the event of certain changes in taxation in the R.O.C. resulting in UMC becoming required to pay additional amounts, UMC may redeem all, but not in part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by UMC in such event, in which case the bondholders would not be entitled to receive payments of such additional amounts.

v.	If a significant change of control occurs with respect to UMC, each bondholder would have had the right at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	UMC redeemed the principal amount of the bonds on their maturity date, February 15, 2008.

(d)	Conversion

i.	Conversion Period: Except for the closed period, the bonds may be converted into UMC’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii.	Conversion Price and Adjustment: The conversion price was US$4.253 per ADS. The applicable conversion price was subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Redemption at Maturity Date

At the maturity date of February 15, 2008, UMC had redeemed the bonds at the principal amount.

e.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$127.2 million

(b)	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

(c)	Redemption

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

i	UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii	UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the ROC’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv	All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v	Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi	In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

(d)	Terms of Exchange

i	Underlying Securities: Common shares of Unimicron.

ii	Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii	Exchange Price and Adjustment: The exchange price is NTD51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(e)	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii	The bondholders shall have exercised the exchange right before maturity; or

iii	The bonds shall have been redeemed or purchased by UMC and cancelled.

f.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$80 million

(b)	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

(c)	Redemption

i	UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii	UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the ROC’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv	All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v	Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

vi	In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

(d)	Terms of Exchange

i	Underlying Securities: Common shares of Novatek.

ii	Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii	Exchange Price and Adjustment: The exchange price is NTD108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.	The bondholders shall have exercised the exchange right before maturity; or

iii.	The bonds shall have been redeemed or purchased by UMC and cancelled.

g.	Repayments of the above-mentioned bonds in the future year are as follows:

Bonds repayable (Year)	Amount
NT$’000
2010	7,500,000
2014	6,472,692

Total	13,972,692

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. LONG-TERM LOANS

a.	Details of long-term loans as of December 31, 2008 and 2009 are as follows:

Lender	As of December 31, 2008	Redemption
	NT$’000
Unsecured Long-Term Loan from Taiwan Cooperative Bank	200,000	Repayable quarterly from March 30, 2009 to December 30, 2011 and interest is paid monthly.
Secured Long-Term Loan from Bank of Taiwan	500,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.

Subtotal	700,000
Less: Current portion	(66,667)

Total	633,333

	For the year ended December 31, 2008
Interest Rates	1.815%~2.610%

Lender	As of December 31, 2009	Redemption
	NT$’000
Secured Long-Term Loan from Bank of Taiwan	700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	100,000	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.

Subtotal	800,000
Less: Current portion	(33,450)

Total	766,550

	For the year ended December 31, 2009
Interest Rates	1.275%~1.815%

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.	The long-term loans on December 31, 2009 will be repaid by installments with the last payment on December 30, 2013. Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
NT$’000
2010	33,450
2011	277,934
2012	255,283
2013	233,333

Total	800,000

c.	Please refer to Note 28 for property, plant and equipment pledged as collateral for long- term loans.

19. PENSION PLAN

a.	The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees eligible for the Labor Standards Law, a defined benefit plan, were offered the options to elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005 and a total of NT$399 million and NT$354 million were contributed by the Company for the years ended December 31, 2008 and 2009, respectively. Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and during the years ended December 31, 2008 and 2009, the Company made contributions of NT$112 million and NT$162 million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.	The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the fifteenth year. The total units shall not exceed 45 units. In accordance to the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Bank of Taiwan in the name of an administered pension fund committee. Government authority will collect the fund as a Labor Retirement Fund and determine the allocation and investment policy of the assets. The defined benefit plan assets and obligations are measured as of December 31. The unrecognized net asset or obligation at transition based on actuarial valuation is amortized on a straight-line basis over 15 years.

c.	Change in benefit obligation during the year:

	For the years ended December 31,
	2008	2009
	NT$’000	NT$’000
Projected benefit obligation at beginning of year	(4,648,257)	(4,563,300)
Service cost	(130,570)	(109,946)
Interest cost	(155,276)	(117,538)
Benefits paid	150,704	166,056
Gain (loss) on projected benefit obligation	393,328	(607,063)
Exchange gain (loss)	(173,229)	42,679

Projected benefit obligation at end of year	(4,563,300)	(5,189,112)

d.	Change in pension assets during the year:

	For the years ended December 31,
	2008	2009
	NT$’000	NT$’000
Fair value of plan assets at beginning of year	1,962,569	1,973,407
Actual gain (loss) on plan assets	(182,392)	78,775
Contributions from employer	172,938	148,389
Benefits paid	(150,704)	(166,057)
Exchange gain (loss) and others	170,996	(38,544)

Fair value of plan assets at end of year	1,973,407	1,995,970

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

e.	The funding status of the pension plan is as follows:

	As of December 31,
	2008	2009
	NT$’000	NT$’000
Benefit obligation
Vested benefit obligation	(938,677)	(866,292)
Non-vested benefit obligation	(1,781,909)	(1,973,956)

Accumulated benefit obligation	(2,720,586)	(2,840,248)
Effect from projected salary increase	(1,842,714)	(2,348,864)

Projected benefit obligation	(4,563,300)	(5,189,112)
Fair value of plan assets	1,973,407	1,995,970

Funded status	(2,589,893)	(3,193,142)
Unrecognized net transitional benefit obligation	57,953	29,662
Unrecognized gain	(678,124)	(97,977)
Adjustment required to recognize minimum liabilities	(352)	—
Others	(8,676)	—

Accrued pension liabilities recognized on the consolidated balance sheet	(3,219,092)	(3,261,457)

f.	The components of the net periodic pension cost are as follows:

	For the years ended December 31,
	2007	2008	2009
	NT$’000	NT$’000	NT$’000
Service cost	124,193	130,570	109,950
Interest cost	136,017	155,276	117,538
Expected return on plan assets	(63,880)	(67,691)	(44,831)
Amortization of unrecognized transitional net benefit obligation	28,606	28,291	28,291
Amortization of unrecognized pension gain	(915)	(15,789)	(21,123)
Others	—	(8,513)	906

Net periodic pension cost	224,021	222,144	190,731

The actuarial assumptions underlying are as follows:

	For the year ended December 31, 2007
	UMC	FORTUNE	UMO	UMC JAPAN
Discount rate	3.50%	3.00%	3.50%	2.00%
Rate of salary increase	4.50%	3.00%	4.00%	2.58%
Expected return on plan assets	2.75%	3.00%	2.75%	5.00%

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the year ended December 31, 2008
	UMC	FORTUNE	UMO	UMC JAPAN
Discount rate	2.75%	2.50%	—	2.00%
Rate of salary increase	3.50%	3.00%	—	2.58%
Expected return on plan assets	1.50%	2.50%	—	3.84%

	For the year ended December 31, 2009
	UMC	FORTUNE	UMC JAPAN
Discount rate	2.25%	2.25%	2.00%
Rate of salary increase	4.00%	3.00%	2.55%
Expected return on plan assets	2.25%	2.25%	4.00%

Expected future benefit payments are as follows:

Year	Amount
NT$’000
2010	82,993
2011	52,588
2012	61,968
2013	80,533
2014	108,748
2015-2019	803,024

The Company expects to make pension fund contributions of NT$149 million in 2010.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. CAPITAL STOCK

a.	UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of December 31, 2008, each at a par value of NT$10.

b.	UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of December 31, 2008. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of December 31, 2008. One ADS represents five common shares.

c.	As recommended by the board of directors, and approved by the stockholders at the meeting held on June 13, 2008, UMC issued 678 million new shares from capitalization of retained earnings and additional paid-in capital that amounted to NT$6,776 million, of which NT$1,001 million was stock dividend, NT$1,146 million was employee bonus, and NT$4,629 million was additional paid-in capital.

d.	On September 10, 2008, UMC cancelled 349 million shares of treasury stock, which were repurchased during the period from May 18 to July 15, 2005 for conversion of the convertible bonds into shares.

e.	On December 17, 2008, UMC cancelled 142 million shares and 214 million shares of treasury stock, which were repurchased during the periods from October 4 to November 2, 2005 and May 25 to July 13, 2006, respectively, for the purpose of transferring to employees. In addition, on December 17, 2008, UMC cancelled 200 million shares of treasury stock, which were repurchased during the period from August 28 to October 2, 2008 to maintain UMC’s credit and stockholders’ equity.

f.	UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of December 31, 2009, each at a par value of NT$10.

g.	UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of December 31, 2009. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of December 31, 2009. One ADS represents five common shares.

h.	On December 14, 2009, UMC sold 78 million shares of treasury stock to employees, which were repurchased during the periods from January 7 to February 16, 2009, for the purpose of transferring to employees.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, 350 million, 500 million, and 500 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Shares available to option holders (in thousands) (Note)	Exercise price (NTD) (Note)
October 7, 2002	939,000	—	—	$21.42
January 3, 2003	61,000	—	—	$24.15
November 26, 2003	57,330	—	—	$33.70
March 23, 2004	33,330	12,778	8,908	$31.25
July 1, 2004	56,590	29,886	20,836	$28.24
October 13, 2004	20,200	6,721	4,686	$24.28
April 29, 2005	23,460	9,539	6,650	$22.37
August 16, 2005	54,350	26,348	18,368	$29.47
September 29, 2005	51,990	35,504	24,752	$26.89
January 4, 2006	39,290	15,967	11,132	$23.17
May 22, 2006	42,058	22,750	15,861	$25.19
August 24, 2006	28,140	12,895	8,990	$24.09
December 13, 2007	500,000	399,719	399,719	$18.03
June 19, 2009	300,000	289,664	289,664	$10.40

Total	2,206,738	861,771	809,566

Note	:	The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock. The exercise price of the options is also adjusted according to capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a.	A summary of the Company’s stock option plan, and related information for the years ended December 31, 2008 and 2009, is as follows:

	For the years ended December 31,
	2008			2009
	Options (in thousands)	Shares available to option holders(in thousands)	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders(in thousands)	Weighted- average Exercise Price per share (NTD)
Outstanding at beginning of period	1,287,407	1,048,832	$21.06	709,484	627,086	$20.79
Granted	—	—	$—	300,000	300,000	$10.40
Forfeited	(186,196)	(148,647)	$21.54	(76,492)	(67,867)	$19.43
Expired	(391,727)	(273,099)	$21.42	(71,221)	(49,653)	$28.41

Outstanding at end of period	709,484	627,086	$20.79	861,771	809,566	$16.59

Exercisable at end of period	217,154	151,393	$27.62	355,715	308,157	$21.19

Weighted-average fair value of options granted during the period	$—			$2.84

b.	The information on the Company’s outstanding stock options as of December 31, 2009, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price(NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Expected Remaining Years	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
2003.10.08	$28.24~$31.25	42,664	29,744	0.41	$29.14	42,664	29,744	$29.14
2004.09.30	$22.37~$29.47	78,112	54,456	1.57	$26.98	77,320	53,905	$26.96
2005.12.22	$23.17~$25.19	51,612	35,983	2.33	$24.29	37,060	25,837	$24.31
2007.10.09	$18.03	399,719	399,719	3.95	$18.03	198,671	198,671	$18.03
2009.05.12	$10.40	289,664	289,664	5.46	$10.40	—	—	$—

		861,771	809,566	4.13	$16.59	355,715	308,157	$21.19

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c.	The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007. Compensation costs for these options were nil for the years ended December 31, 2007, 2008 and 2009. For options granted on or after January 1, 2008, the Company recognized compensation cost of nil and NT$136 million using the fair value method in accordance with ROC SFAS 39 for the years ended December 31, 2008 and 2009, respectively.

The Company granted options prior to adopting ROC SFAS 39. Pro forma information on net income (loss) and earnings (losses) per share using the fair value method is as follows:

	For the year ended December 31, 2007
	Basic earnings per share	Diluted earnings per share
	NT$’000	NT$’000
Net income	16,961,762	16,961,414
Earnings per share (NTD)	$1.03	$1.00
Pro forma net income	16,544,506	16,544,158
Pro forma earnings per share (NTD)	$1.00	$0.98

	For the year ended December 31, 2008
	Basic losses per share	Diluted losses per share
	NT$’000	NT$’000
Net loss	(22,320,075)	(22,449,985)
Losses per share (NTD)	$(1.70)	$(1.70)
Pro forma net loss	(23,245,013)	(23,374,923)
Pro forma losses per share (NTD)	$(1.77)	$(1.78)

	For the year ended December 31, 2009
	Basic earnings per share	Diluted earnings per share
	NT$’000	NT$’000
Net income	3,874,028	3,874,028
Earnings per share (NTD)	$0.31	$0.30
Pro forma net income	3,064,107	3,064,107
Pro forma earnings per share (NTD)	$0.24	$0.24

The fair value of the options outstanding as of December 31, 2008 and 2009 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions. The factors before and after the adoption of ROC SFAS 39 to account for share-based payment were as follows:

Factors	Before	After
Expected dividend yields	1.37%~1.71%	1.98%
Volatility factors of the expected market price of the Company’s common stock	36.29%~49.10%	39.67%~41.05%
Risk-free interest rate	1.85%~2.85%	1.01%
Weighted-average expected life	4~5 years	3.16~5.03 years

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22. TREASURY STOCK

a.	Changes in treasury stock during the years ended December 31, 2007, 2008 and 2009 are as follows:

For the year ended December 31, 2007

(In thousands of shares)

Purpose	As of January 1, 2007	Increase	Decrease	As of December 31, 2007
For transfer to employees	842,067	—	486,351	355,716
For conversion of the convertible bonds into shares	500,000	—	151,417	348,583

Total shares	1,342,067	—	637,768	704,299

For the year ended December 31, 2008

(In thousands of shares)

Purpose	As of January 1, 2008	Increase	Decrease	As of December 31, 2008
For transfer to employees	355,716	—	355,716	—
For conversion of the convertible bonds into shares	348,583	—	348,583	—
To maintain UMC’s credit and stockholders’ equity	—	200,000	200,000	—

Total shares	704,299	200,000	904,299	—

For the year ended December 31, 2009

(In thousands of shares)

Purpose	As of January 1, 2009	Increase	Decrease	As of December 31, 2009
For transfer to employees	—	300,000	78,091	221,909

Total shares	—	300,000	78,091	221,909

b.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums, and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that UMC could hold as of December 31, 2008 and 2009, were 1,299 million shares, while the ceiling amount was NT$44,203 million and NT$54,852 million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

d.	As of December 31, 2008, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$7.43 per share. The closing price on December 31, 2008 was NT$7.43.

As of December 31, 2009, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$17.20 per share. The closing price on December 31, 2009 was NT$17.20.

e.	On February 2, 2010, the board of directors approved the repurchase of 300 million shares of treasury stock during the period from February 3, 2010 to April 2, 2010 for transferring to employees as part of the 14th treasury stock buy back plan. As of the date of the Report of Independent Auditors, UMC has completed the share buy- back program.

23. RETAINED EARNINGS AND DIVIDEND POLICIES

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employee bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the stockholders’ meeting.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the stockholders’ meeting. UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to stockholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

During the years ended December 31, 2008 and 2009, the amounts of the employee bonus and remunerations to directors and supervisors were estimated, in accordance with ARDF Interpretation 96-052. The board of directors estimated the amount by taking consideration of the Company’s Articles of Incorporation, government regulations and industry average. Estimated amount of employee bonus and remunerations paid to directors and supervisors are charged to current income. If the board modified the estimates significantly in the subsequent periods, the Company will recognize the change as an adjustment to current income. Moreover, if the amounts were modified by the stockholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year. Upon stockholders’ approval of the employee stock bonus, the distribution amount is determined by dividing the total approved bonus amount with the closing market price of the Company’s stock one day prior to the approved date. Information about appropriations of the bonus to employees and directors can be obtained from the “Market Observation Post System” on the website of the TSE.

The appropriation and compensation of 2009 unappropriated retained earnings (accumulated deficit), which was recommended by the board of directors but not approved by stockholders yet, can be obtained from the “Market Observation Post System” on the website of the TSE.

On June 10, 2009, the stockholders’ meetings approved to offset UMC’s 2008 deficit of NT$26,748 million: by transferring NT$19,712 million from the legal reserve and NT$7,036 million from the additional paid-in capital to unappropriated earnings. The distributions of retained earnings for 2007 was approved through the stockholders’ meeting held on June 13, 2008. The details of distribution are as follows:

	2007
Cash Dividend	NT$	0.75 per share
Stock Dividend	NT$	0.08 per share
Employee bonus – Cash (in NT thousand dollars)		286,541
Employee bonus – Stock (in NT thousand dollars)		1,146,166
Directors’ and Supervisors’ remuneration (in NT thousand dollars)		11,939

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings with an amount equal to the amount of items that is accounted for as deductions to stockholders’ equity, such as unrealized losses on financial instruments and cumulative translation adjustments. When the deductions to stockholders’ equity are reversed, the set-aside special reserve can be distributed.

24. OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the years ended December 31,
	2007			2008			2009
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000

Personnel expenses
Salaries	11,168,190	4,418,228	15,586,418	8,982,685	3,514,894	12,497,579	9,838,712	3,844,526	13,683,238
Labor and health insurance	552,236	205,800	758,036	533,776	208,522	742,298	518,137	187,090	705,227
Pension	556,421	193,574	749,995	543,357	195,083	738,440	534,531	176,309	710,840
Other personnel expenses	122,884	86,776	209,660	202,502	106,008	308,510	93,581	37,150	130,731
Depreciation	35,665,112	2,083,539	37,748,651	34,696,769	2,407,371	37,104,140	31,199,053	2,273,178	33,472,231
Amortization	68,854	1,314,890	1,383,744	52,172	1,262,713	1,314,885	49,217	650,324	699,541

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. INCOME TAX

(1)	Income tax expense consisted of :

	For the years ended December 31,
	2007	2008	2009
	NT$’000	NT$’000	NT$’000
Current
Domestic	1,056,457	667,728	135,626
Foreign	106,573	58,856	53,573

Subtotal	1,163,030	726,584	189,199
Deferred
Domestic	1,681,797	281,831	469,608
Foreign	(34,953)	(11,494)	(7,739)

Subtotal	1,646,844	270,337	461,869

Income tax expense	2,809,874	996,921	651,068

(2)	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income (loss) based on the statutory tax rate is as follows:

	For the years ended December 31,
	2007	2008	2009
	NT$’000	NT$’000	NT$’000
Income tax on pre-tax income (loss) at statutory tax rate	5,323,188	(6,280,440)	(576,961)
Permanent and temporary differences
Investment loss	210,215	5,761,967	(633,731)
Gain on disposal of investments	(2,985,360)	(797,159)	(493,075)
Others	(2,397,516)	1,490,514	282,177

Subtotal	(5,172,661)	6,455,322	(844,629)
Change in investment tax credit	1,457,098	(748,496)	3,626,357
Change in loss carry-forward	909,702	(592,169)	(833,983)
Change in valuation allowance against deferred income tax assets
Investment tax credit	(530,601)	1,706,802	(2,996,460)
Loss carry-forward	33,754	592,169	833,983
Others	(13,452)	(78,073)	1,017,481

Subtotal	(510,299)	2,220,898	(1,144,996)
Change in tax rate	237	—	322,857
Estimated 10% income tax on unappropriated earnings	9	139	—
Adjustment of prior year’s tax expense	(19,620)	(9,499)	(79)
Income tax on interest revenue separately taxed	3,239	14,035	—
Income basic tax	818,262	32,124	126,775
Others	719	(94,993)	(24,273)

Income tax expense	2,809,874	996,921	651,068

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Significant components of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2008	2009
	NT$’000	NT$’000
Deferred income tax assets
Investment tax credit	13,674,858	9,987,957
Depreciation	11,087	1,029,536
Loss carry-forward	3,544,145	3,907,416
Pension	839,683	656,412
Allowance on sales returns and discounts	166,513	117,371
Allowance for loss on decline in market value and obsolescence of inventories	501,885	223,656
Others	717,080	379,023

Total deferred income tax assets	19,455,251	16,301,371
Valuation allowance	(14,275,819)	(12,504,629)

Net deferred income tax assets	5,179,432	3,796,742

Deferred income tax liabilities
Unrealized exchange gain	(12,782)	(49,481)
Depreciation	(860,262)	(33,324)
Others	(100,035)	(38,188)

Total deferred income tax liabilities	(973,079)	(120,993)

Total net deferred income tax assets	4,206,353	3,675,749

Deferred income tax assets-current	8,929,423	5,014,780
Deferred income tax liabilities-current	(99,215)	(77,918)
Valuation allowance	(8,168,034)	(4,403,639)

Net	662,174	533,223

Deferred income tax assets-noncurrent	10,525,828	11,286,591
Deferred income tax liabilities-noncurrent	(873,864)	(43,075)
Valuation allowance	(6,107,785)	(8,100,990)

Net	3,544,179	3,142,526

Total net deferred income tax assets	4,206,353	3,675,749

(4)	UMC’s income tax returns for all the fiscal years up to 2007 have been assessed and approved by the R.O.C. Tax Authority.

(5)	UMC was granted several four or five-year income tax exemption periods with respect to income derived from the expansion of operations. The income tax exemption periods will expire on December 31, 2015.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6)	The Company earns investment tax credits for the amount invested in production equipment, research and development, employee training, and investment in high technology industry and venture capital.

As of December 31, 2009, the Company’s unused investment tax credits were as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
	NT$’000	NT$’000
2009	2,366,962	2,366,962
2010	2,179,032	2,179,032
2011	2,090,491	2,090,491
2012	1,842,320	1,842,320
2013	1,509,152	1,509,152

Total	9,987,957	9,987,957

(7)	As of December 31, 2009, the unutilized accumulated losses for the Company were as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
	NT$’000	NT$’000
2009	261,225	261,225
2010	—	—
2011	—	—
2012	4,315,301	4,315,301
2013	1,223,123	1,223,123
2014	245,194	245,194
2015	1,634,844	1,634,844
2016	2,062,518	2,062,518
2017	—	—
2018	74,684	74,684
2019	10,362	10,362

Total	9,827,251	9,827,251

(8)	The balance of UMC’s imputation credit amounts as of December 31, 2008 and 2009 were NT$205 million and NT$1,100 million, respectively. The actual creditable ratio for 2008 and the expected creditable ratio for 2009 were 0% and 6.55%, respectively.

(9)	UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(10)	According to the newly revised Income Tax Law of the R.O.C. on May 27, 2009, the statutory tax rate of the Company is changed from 25% to 20% effective January 1, 2010.

26. EARNINGS (LOSSES) PER SHARE

For the year ended December 31, 2009, there were employee stock options outstanding and the Company calculated the effect of employee bonus in accordance with the AR DF Interpretation No. 97-169, “Impacts of Employee Stock Bonus on Earnings Per Share”(ARDF Interpretation 97-169). There were zero coupon convertible bonds and employee stock options outstanding during the year ended December 31, 2008. Therefore, in consideration of such complex structure, the calculated basic and diluted earnings (losses) per share for the years ended December 31, 2007, 2008 and 2009, are disclosed as follows:

	For the years ended December 31,
(shares expressed in thousands)	2007	2008	2009
	NT$’000	NT$’000	NT$’000
Net income (loss)	16,961,762	(22,320,075)	3,874,028
Effect of dilution:
Employee stock options	—	—	—
Employee bonus	—	—	—
Convertible bonds	(348)	(129,910)	—

Adjusted net income (loss) assuming dilution	16,961,414	(22,449,985)	3,874,028

Weighted average shares outstanding	16,464,412	13,110,984	12,699,072
Effect of dilution:
Employee stock options	6,317	—	31,271
Employee bonus	—	—	56,105
Convertible bonds	472,675	59,407	—

Adjusted weighted average shares outstanding assuming dilution	16,943,404	13,170,391	12,786,448

Retroactively adjusted weighted average shares outstanding	16,464,412	13,110,984	12,699,072

Retroactively adjusted weighted average shares outstanding assuming dilution	16,943,404	13,170,391	12,786,448

Earnings (losses) per share-basic (in dollars)	1.03	(1.70)	0.31

Earnings (losses) per share-diluted (in dollars)	1.00	(1.70)	0.30

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The employee stock options were not dilutive when calculating the diluted losses per share for the year ended December 31, 2008; therefore, they were not included in the diluted losses per share calculation.

27. RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
AMIC TECHNOLOGY CORP.	Equity Investee
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee
XGI TECHNOLOGY INC.	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP.( has filed for liquidation on June 26, 2009)	Equity Investee
NEXPOWER TECHNOLOGY CORP.	Equity Investee
SILICON INTEGRATED SYSTEMS CORP.(SILICON)	The Company’s director
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
MOBILE DEVICES INC. WALTOP INTERNATIONAL CORP.	Subsidiary’s equity investee Subsidiary’s equity investee
ALLIANCE OPTOTEK CORP.	Subsidiary’s equity investee
SMEDIA TECHNOLOGY CORP. (Merged into ITE TECH. INC. since December 31, 2008)	Subsidiary’s equity investee
All members of directors, supervisors and key managers	The Company’s key management personnel

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the years ended December 31,
	2007		2008		2009
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000		NT$’000
SILICON	1,596,040	1	1,031,393	1	1,057,278	1
Others	523,721	1	543,219	1	128,375	—

Total	2,119,761	2	1,574,612	2	1,185,653	1

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

b.	Accounts receivable, net

	As of December 31,
	2008		2009
	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000
SILICON	117,468	1	216,237	1
Others	135,968	2	101,626	1

Total	253,436	3	317,863	2

Less: Allowance for sales returns and discounts	(2,107)		(2,273)
Less: Allowance for doubtful accounts	(103,966)		(74,882)

Net	147,363		240,708

c.	During the period from October 29 to December 14, 2009, UMC’s subsidiary, ALPHA WISDOM LTD. (ALPHA) acquired 42.53 percent ownership in UMCJ amounting to 403 thousand shares by an open purchase from the Japan Jasdaq Securities Exchange for approximately US$58 million. The purchase price of JPY12,500 per share was made by a tender offer which considered the shares’ current trading value and future industry competition and operating strategies. ALPHA complied with “Regulations Governing the Acquisition or Disposition of Assets by Public Companies” of ROC and obtained a fairness opinion from a security expert and a Certified Public Accountant to evaluate the reasonableness of the purchase price. Gains arising from the sidestream transaction amounting to NT$330 million were recognized by UMC’s equity investees, including HSUN CHIEH INVESTMENT CO., LTD. and MEGA MISSION LIMITED PARTNERSHIP. UMC eliminated NT$121 million in proportion to its ownership percentage while recognizing the investment gain or loss of these investees.

d.	Key management personnel compensation disclosure

	For the years ended December 31,
Item	2008	2009
	NT$’000	NT$’000
Salary, compensation, allowance, income from professional practice and bonus	203,321	507,136

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28. ASSETS PLEDGED AS COLLATERAL

As of December 31, 2008

	Amount	Party to which asset(s) was pledged	Purpose of pledge
	NT$’000
Deposit-out (Time deposit)	620,224	Customs	Customs duty guarantee
Machinery and equipment	6,162,081	Bank of Taiwan	Collateral for long-term loans

Total	6,782,305

As of December 31, 2009

	Amount	Party to which asset(s) was pledged	Purpose of pledge
	NT$’000
Deposit-out (Time deposit)	640,623	Customs	Customs duty guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Machinery and equipment	4,339,852	Bank of Taiwan	Collateral for long-term loans

Total	5,007,099

29. COMMITMENT AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$7.1 billion. Royalties and development fees payable in future years are NT$2.4 billion as of December 31, 2009.

(2)	UMC signed several construction contracts for the expansion of its factory premise. As of December 31, 2009, these construction contracts amounted to approximately NT$2.8 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$0.2 billion.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	The Company entered into several operating lease contracts for land. These renewable operating leases will expire in various years through 2049. Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
NT$’000
2010	333,196
2011	309,793
2012	254,541
2013	233,316
2014	203,201
2015 and thereafter	1,582,000

Total	2,916,047

Rental expense for the years ended December 31, 2007, 2008 and 2009 was NT$336 million, NT$373 million and NT$328 million, respectively.

(4)	On February 15, 2005, the Hsinchu District Prosecutors Office conducted a search of UMC’s facilities. On February 18, 2005, UMC’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to HeJian Technology Corp. (HeJian) did not involve any investment or technology transfer.

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

Immediately after UMC had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to UMC. The stockholders’ meeting dated June 13, 2005 resolved that to the extent permitted by law, UMC shall try to get the 15% of the outstanding shares offered by the holding company of HeJian as an asset of UMC. The holding company of HeJian offered 106 million shares of its outstanding common shares in return for UMC’s assistance. The holding company of HeJian has put all such shares in escrow. UMC was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of HeJian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, UMC may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the ROC laws and regulations allow UMC to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, UMC’s stake in the holding company of HeJian will accumulate accordingly.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2005, UMC’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to HeJian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, UMC was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. UMC and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Executive Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. On December 27, 2007, the Administrative High Court revoked the decision and ruled in favor of Mr. Tsao. In January 2008, the ROC FSC filed an appeal with the Supreme Administrative Court. On November 5, 2009, the Supreme Administrative Court overruled ROC FSC’s appeal.

For UMC’s assistance to HeJian Technology Corp., UMC’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by UMC, were indicted for violating the Business Entity Accounting Act and breach of trust under the Criminal Law by Hsinchu District Prosecutors Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of UMC’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as UMC’s directors and had not executed their duties as UMC’s Chairman and Vice Chairman.

In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; UMC would not be subject to indictment regarding this case. Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng were pronounced innocent of the charge by Hsinchu District Court on October 26, 2007. On November 15, 2007, Taiwan’s Hsinchu District Prosecutors Office filed an appeal. On December 31, 2008, Taiwan High Court rejected the prosecutor’s appeal and sustained Hsinchu District Court’s decision. On January 20, 2009, Taiwan High Prosecutors Office filed an appeal against Mr. Robert H.C. Tsao and Mr. John Hsuan with the Supreme Court. On December 3, 2009, the Supreme Court reversed the Taiwan High Court’s decision and remanded the case for new trial.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On February 15, 2006, UMC was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as UMC believes it was illegally and improperly fined, UMC had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by UMC. UMC had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007. MOEA filed an appeal against UMC on August 10, 2007. On December 10, 2009, the Supreme Administrative Court reversed the Taipei High Administrative Court’s decision and remanded the case for new trial.

(5)	The Company convened its 19th session, 10th term of its Board of Directors meeting on April 29, 2009. During the meeting, its board approved to propose the acquisition (the “Acquisition”) by UMC of the holding company of HeJian Technology (Suzhou) Co., Ltd. (“HeJian”). The stockholders’ meeting of the Company on June 10, 2009 approved the Acquisition. However, consummation of the Acquisition is subject to approvals from governmental authorities.

30. SIGNIFICANT DISASTER LOSS

None.

31. SIGNIFICANT SUBSEQUENT EVENT

The Company has evaluated subsequent events from the balance sheet date through April 30, 2010 and has determined there are no items to be disclosed.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. RECLASSIFICATION

Certain comparative amounts have been reclassified to conform to the current year’s presentation.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. FINANCIAL INSTRUMENTS

(1)	Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, preferred stock, bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.

UMC also enters into derivative transactions, including interest rate swap agreements and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from UMC’s operations and financing activities.

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

The Company’s bank loans bear floating interest rates. The fluctuation of market interest will result in changes in the Company’s future cash flows.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales. The Company utilizes spot or forward contracts to avoid foreign currency risk. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit risk

The Company only trades with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, it is comprised of cash and cash equivalents and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company only trades with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Information of financial instruments

a.	Fair value of financial instruments

	As of December 31,
	2008		2009
Financial Assets	Book Value	Fair Value	Book Value	Fair Value
	NT$’000	NT$’000	NT$’000	NT$’000
Non-derivative
Cash and cash equivalents	48,566,649	48,566,649	66,152,960	66,152,960
Financial assets at fair value through profit or loss	1,741,315	1,741,315	1,932,315	1,932,315
Held-to-maturity financial assets	352,645	351,924	—	—
Receivables	8,961,573	8,961,573	17,490,054	17,490,054
Available-for-sale financial assets	16,283,917	16,283,917	41,357,636	41,357,636
Financial assets measured at cost	7,656,688	—	7,628,523	—
Long-term investments accounted for under the equity method	8,321,221	7,965,944	12,168,942	11,643,258
Prepayment for long-term investments	5,160	—	322,290	—

Derivative
Interest rate swap agreements	113,550	113,550	88,410	88,410
Forward contracts	59,750	59,750	75,366	75,366

Financial Liabilities
Non-derivative
Short-term loans	132,610	132,610	128,682	128,682
Payables	12,094,023	12,094,023	19,786,207	19,786,207
Bonds payable (current portion included)	7,497,110	7,143,323	12,767,137	12,352,056
Long-term loans (current portion included)	700,000	700,000	800,000	800,000
Derivative
Interest rate swap agreements	33,189	33,189	—	—
Derivatives embedded in exchangeable bonds	—	—	1,914,879	1,914,879

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.	The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, receivables, short-term loans and payables.

ii.	The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices. If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.	The fair value of long-term investments accounted for under equity method are based on the quoted market prices. If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.	The fair value of financial assets measured at cost and prepayment for long-term investments are unable to be estimated since there is no active market in trading those unlisted investments.

v.	The fair value of bonds payable is determined by the market price or other information.

vi.	The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types.

vii.	The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c.	The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
Non-derivative Financial Instruments	2008.12.31	2009.12.31	2008.12.31	2009.12.31
	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets
Financial assets at fair value through profit or loss	1,741,315	1,932,315	—	—
Held-to-maturity financial assets	351,924	—	—	—
Available-for-sale financial assets	15,673,267	40,156,409	610,650	1,201,227
Long-term investments accounted for under the equity method	—	—	7,965,944	11,643,258
Financial liabilities
Short-term loans	—	—	132,610	128,682
Bonds payable (current portion included)	7,143,323	7,187,123	—	5,164,933
Long-term loans (current portion included)	—	—	700,000	800,000

Derivative Financial Instruments
Financial assets
Interest rate swap agreements	—	—	113,550	88,410
Forward contracts	—	—	59,750	75,366
Financial liabilities
Interest rate swap agreements	—	—	33,189	—
Derivatives embedded in exchangeable bonds	—	—	—	1,914,879

d.	For the years ended December 31, 2008 and 2009, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income were losses of NT$143 million and NT$449 million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

e.	UMC’s derivative financial assets with cash flow interest rate risk exposure were NT$114 million and NT$88 million as of December 31, 2008 and 2009, respectively. UMC’s derivative financial liabilities with cash flow interest rate risk exposure were NT$33 million and nil as of December 31, 2008 and 2009, respectively.

f.	During the years ended December 31, 2008 and 2009, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$686 million and NT$170 million, respectively, while interest expense for the years ended December 31, 2008 and 2009 were NT$109 million and NT$180 million, respectively.

(3)	As of December 31, 2008, the Company held floating rate notes and bonds recorded as held-to-maturity financial assets for the earning of interest income. The details are disclosed as follows:

As of December 31, 2008

Underlying securities	Amount	Rate	Due Date
	NT$’000
MORGAN STANLEY & CO. INC.	324,297	4.30%	2009.01.22
Floating rate notes
GOLDMAN SACHS GROUP INC.	28,348	6.50%	2009.02.25
Bonds

(4)	UMC entered into interest rate swap agreements and forward contracts for hedging the interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. UMC entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items, and these financial instruments were not held for trading purposes. The relevant information on the derivative financial instruments entered into by UMC is as follows:

a.	UMC utilized interest rate swap agreements to hedge its interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of December 31, 2008 and 2009, UMC had the following interest rate swap agreements outstanding:

As of December 31, 2008

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2009

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%

b.	The details of forward contracts entered into by UMC are summarized as follows:

As of December 31, 2008

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 188 million	November 13, 2008 to February 3, 2009

As of December 31, 2009

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 267 million	November 16, 2009 to January 26, 2010

c.	Transaction risk

(a)	Credit risk

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.	The presentation of derivative financial instruments in the financial statements is summarized as follows:

As of December 31, 2008 and 2009, UMC’s interest rate swap agreements were classified as financial assets at fair value through profit or loss amounted to NT$114 million and NT$88 million, respectively; as of December 31, 2008 and 2009, UMC’s interest rate swap agreements were classified as financial liabilities at fair value through profit or loss amounted to NT$33 million and nil, respectively. A related valuation gain of NT$174 million and loss of NT$25 million were recorded under non-operating expense and revenue for the years ended December 31, 2008 and 2009, respectively.

As of December 31, 2008 and 2009, the forward contracts were classified as current assets amounted to NT$60 million and NT$75 million, respectively, and for the changes in valuation, a loss of NT$317 million and a gain of NT$163 million were recorded under non-operating revenue and expense for the years ended December 31, 2008 and 2009, respectively.

(5)	Details of subsidiaries that hold UMC’s stock are as follows:

As of December 31, 2008

Subsidiary	No. of Shares (in thousands)	Amount	Purpose
		NT$’000
FORTUNE VENTURE CAPITAL CORP.	16,079	119,465	Long-term investment

As of December 31, 2009

Subsidiary	No. of Shares (in thousands)	Amount	Purpose
		NT$’000
FORTUNE VENTURE CAPITAL CORP.	16,079	276,554	Long-term investment

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6)	During the period from October 29 to December 14, 2009, UMC’s subsidiary, ALPHA WISDOM LTD. (ALPHA) acquired 42.53 percent ownership in UMCJ amounting to 403 thousand shares by an open purchase from the Japan Jasdaq Securities Exchange for approximately US$58 million. According to the SFAS No. 25, “Business Combination – Accounting Treatment under Purchase Method”, the excess of fair value of UMCJ’s identifiable net assets acquired by ALPHA and the purchase price should be allocated proportionately to UMCJ’s non-current assets by those assets’ respective fair values. When the book values of those non-current assets acquired are reduced to zero, the remaining excess should be recognized as an extraordinary gain. ALPHA recognized an extraordinary gain of NT$679 million, and in accordance with the regulations, NT$30 million were deferred for future recognition.

34. SEGMENT INFORMATION

(1)	Operations in different industries

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

	For the year ended December 31,
	2007		2008		2009
	Net operating revenues	Long-lived assets	Net operating revenues	Long-lived assets	Net operating revenues	Long-lived assets
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Taiwan	43,029,375	82,780,850	28,871,703	61,364,804	34,893,626	51,684,058
Asia, excluding Taiwan	7,792,941	59,112,031	4,903,801	48,193,900	9,690,051	38,952,619
North America	53,177,099	23,042	53,640,645	13,787	45,894,083	7,680
Europe	9,311,883	4,002	9,397,397	2,843	912,005	1,204

	113,311,298	141,919,925	96,813,546	109,575,334	91,389,765	90,645,561

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(1) Compensation

Remuneration to directors and supervisors

The Company’s Articles of Incorporation (AOI) requires cash remuneration to its directors and supervisors from appropriating a portion of net profit, if any. Under ROC GAAP, for periods prior to January 1, 2008, such payments were charged directly to retained earnings in the period when stockholders approve such payment. Effective January 1, 2008, in accordance with ARDF Interpretation 96-052, remunerations to directors and supervisors are charged to compensation expense in the period when services are rendered and are no longer accounted for as a reduction of retained earnings. Under US GAAP, such cash payments are recorded as compensation expenses in the period when services are rendered.

Employee bonus

Pursuant to the Company’s AOI, certain employees of the Company are entitled to minimum bonus when certain objectively determinable financial criteria are met as at the year-end. The Company’s AOI specifies that employee bonus can be settled in the form of cash or common shares or a combination of both, subject to stockholders’ approval at the annual stockholder’s meeting in the subsequent year. Under ROC GAAP, employee bonus relating to periods prior to January 1, 2008 was treated as an appropriation of retained earnings and recorded when the stockholders’ approval was obtained. Stock bonus was recorded at the par value of the common share of NT$10.00. Employee bonus relating to the year beginning January 1, 2008 is charged to compensation expense and accrued based on management’s estimate as charged and accrued under US GAAP. The employee bonus is initially accrued as at the year-end based on management’s estimate according to AOI with adjustment in the subsequent year after stockholders’ approval. Compensation expense relating to stock bonus is determined based on the fair market value of the Company’s common stock on the grant date.

Treasury stock purchased by employees

From time to time, the Company offers shares of common stock in treasury for certain employees to subscribe to compensate them for their productivity and loyalty. Under ROC GAAP, for such plan granted prior to January 1, 2008, the difference, if any, between the cost paid by the Company for the treasury stock and the cash received from our employees is charged to a stockholders’ equity account. For such plans granted since January 1, 2008, compensation expenses shall be measured and recognized as under US GAAP. Under US GAAP, the Company recognizes the difference between the closing quoted market price of the shares at grant date and cash received from employees as compensation expense. In November 2007, employees purchased 97 million shares of the Company’s treasury stock at a weighted-average price of NT$19.15 per share, which was the Company’s weighted-average cost of treasury stock. The closing quoted market price of the Company’s shares on the grant date was NT$19.95 per share. The shares purchased were fully vested on the date of grant. As a result, the Company recognized compensation expense of NT$78 million in 2007 under US GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee stock options

Under ROC GAAP, for stock options granted prior to January 1, 2008, the Company applied the intrinsic value method to recognize the difference between the market price of the stock at grant date and the exercise price of its employee stock options as compensation expense. For stock options granted on or after January 1, 2008, the Company adopted ROC SFAS 39 to recognize compensation cost using the fair value method which is consistent with US GAAP. The Company amortized share-based compensation expense over the vesting period based on the grant-date fair value. The fair value of liability awards is remeasured at each reporting date with fair value changes charged to compensation expenses accordingly. Compensation expense is recognized on a graded-vesting basis over the requisite service period of the options.

The Company uses Black-Scholes option-pricing model in estimating the fair value of stock options. The main inputs and assumptions used in the model include the grant date stock price, exercise price of the option, volatility of the Company’s stock, the expected option term, the risk-free rate and the Company’s dividend yield. The Company determines expected volatility based on historical stock price volatility over the time period equal to the expected term of the employee stock options because the Company’s shares have been publicly traded for a long time. For the options granted prior to 2008, the Company determined the expected term as the mid-point between the vesting period and the contractual term by using the simplified method. For the options granted after 2008, the Company determined the expected term based on historical stock option exercise data. The Company uses the average yield at grant date of Taiwan Government Bond with the remaining term similar to the expected option term as the risk-free interest rate. In addition, the Company used the historical distribution of cash dividends and the historical average market price of the Company’s common stock to estimate future dividend yields. The estimates of option fair value are not expected to foresee future events or the values realized by employees who receive stock option. In addition, later events are not indicative of the rationality of the initial estimates of option fair value used by the Company.

The Company adjusts share-based compensation on an annual basis for changes in expected forfeitures based on the examination of latest employee stock options forfeiture activity. The effect of adjusting the forfeiture rate used for expense amortization is recognized in the corresponding period that the expected forfeiture rate is changed.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 11, 2002, October 8, 2003, September 30, 2004, December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized to issue employee stock options. The total number of options approved under these six series was 2.65 billion units, with each unit entitling the optionee to subscribe for 1 share of the Company’s common stock. The exercise price of options was set at the closing price of the Company’s common stock on the date of grant. The Company will issue new shares upon exercise of employee stock options. The contractual life of the options is 6 years. Employees may exercise up to 50% of the options after 2 years, up to 75% after 3 years, and up to 100% after 4 years. As resolved during the stockholders’ meeting in 2007, the Company carried out a capital reduction of approximately 30% of its outstanding shares in August 2007. The terms of the first four series were modified to reflect the impact of the capital reduction. As a result, each unit of option under the first four series is entitled to subscribe for about 0.7 share of the Company’s common stock and the exercise price increased accordingly. The Company did not have any incremental compensation costs associated with this modification. As of December 31, 2009, the total number of option units outstanding was 862 million units and exercise price ranged from NT$10.40 to NT$31.25.

No stock options were granted in 2008 and the assumptions used in the Black-Scholes option-pricing model for options granted for the years ended December 31, 2007 and 2009, respectively, are as follows: expected dividend yields of 1.71% and 1.98%; volatility factors of the expected market price of UMC’s common stock of 35.45% ~ 37.70% and 39.67% ~ 41.05%; risk-free interest rate of 2.48% and 1.01%; and expected life of the option of 4 ~ 5 years and 3.16 ~ 5.03 years. As of December 31, 2009, the weighted-average remaining contractual life of outstanding options, fully vested and expected to vest options, and exercisable options was 4.13 years, 4.02 years and 3.06 years, respectively.

A summary of employee stock options activities as of December 31, 2009 and changes during the year then ended is presented below:

	For the year ended December 31, 2009
	Number of options	Available shares (adjusted for capital reduction)	Weighted-average Exercise Price per share as adjusted
	(In thousands)	(In thousands)	NT$	US$
Outstanding at beginning of period	709,484	627,086	20.79	0.65
Granted	300,000	300,000	10.40	0.33
Exercised	—	—	—	—
Forfeited	(76,492)	(67,867)	19.43	0.61
Expired	(71,221)	(49,653)	28.41	0.89

Outstanding at end of period	861,771	809,566	16.59	0.52

Fully vested and expected to vest at end of period	768,031	716,154	17.07	0.53

Exercisable at end of period	355,715	308,157	21.19	0.66

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average grant-date fair value of options granted during 2007, 2008, and 2009 was NT$5.4, nil, and NT$2.8, respectively. The total intrinsic value of the options exercised during 2007 was NT$53 million. There were no options exercised in 2008 and 2009. The total fair value of options vested during 2007, 2008, and 2009 was NT$449 million, NT$427 million, and NT$1,278 million, respectively. Aggregate intrinsic value of outstanding options, fully vested and expected to vest options, and exercisable options at December 31, 2009 are NT$1,970 million, NT$1,535 million, and nil, respectively. As of December 31, 2009, unrecognized compensation expenses related to nonvested options granted under the employee stock options plan totaled NT$897 million. The weighted-average period of expense expected to be recognized is 2.75 years.

The share-based compensation effects in income and capitalization as part of inventory relating to employee stock options and treasury stock purchased by employees are summarized as follows:

	For the year ended December 31,
	2007	2008	2009
	NT$’000	NT$’000	NT$’000
Net effects in income	(454,524)	(895,191)	(978,077)

Net effects on inventory capitalization	42,310	62,806	64,415

The following tables reflect the above noted differences between US GAAP and ROC GAAP relating to compensations:

	For the year ended December 31,
	2007	2008	2009
	NT$’000	NT$’000	NT$’000
Net income impact of compensation adjustments:

Employee bonus accrual	(596,961)	—	—
Adjustment for final award	(1,549,414)	(979,016)	—

Total employee bonus	(2,146,375)	(979,016)	—
Remuneration to directors and supervisors	(11,939)	—	—
Treasury stock purchased by employees	(77,954)	—	—
Employee stock options	(402,134)	(912,888)	(804,065)
Allocation to inventories, net of prior period allocations to inventories which are sold in current period	(9,516)	(33,104)	1,609

Total US GAAP adjustment to net income relating to compensation	(2,647,918)	(1,925,008)	(802,456)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31,
	2008	2009
	NT$’000	NT$’000
Stockholders’ equity impact of compensation adjustments:
Employee stock options	62,806	64,415

Total US GAAP adjustment to stockholders’ equity relating to compensation	62,806	64,415

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

(3) Investments in Debt and Equity Securities

(a) Change in fair value of investments

Unrealized gains (losses) on trading securities held at December 31, 2007, 2008 and 2009 were NT$(2,937) million, NT$(3,110) million and NT$91 million, respectively.

Investment in restricted stock, for which sale is restricted by governmental or contractual requirement is accounted for as an available-for-sale security under ROC GAAP, and its fair value should be adjusted for the effect of restriction. Under US GAAP, however, the restricted investment which does not meet the definition of an equity security with readily determinable fair value is accounted for as a cost method investment. In 2007, as our restricted investments were classified as a cost method investment under US GAAP while available-for-sale securities under ROC GAAP, we recorded an adjustment to decrease other comprehensive income by NT$140 million. These restricted investments were classified as available-for-sale securities at December 31, 2008 because the period of restriction terminates within one year from the reporting date. The restriction expired in 2009.

When the Company loses its significant influence on an investment accounted for under the equity method and reclassifies it as an available-for-sale security, the proportionate share of an investee’s equity adjustments for other comprehensive income should remain as a part of the carrying amount of the investment under ROC GAAP and the dividends received from the available-for-sale security which were declared from pre-acquisition profits are deducted from the cost of the security. However, under US GAAP, the proportionate share of an investee’s equity adjustments for other comprehensive income should be offset against the carrying amount of the investment at the time significant influence is lost, and the dividends received from the available-for-sale security are accounted for as dividend income. Accordingly, dividend income for the year ended December 31, 2007 were increased by NT$165 million and the accumulated other comprehensive income related to the unrealized gains on available-for-sale securities as of December 31, 2007, 2008 and 2009 were decreased by NT$1,036 million, NT$1,038 million and NT$975 million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prior to 2006, certain available-for-sale investments under US GAAP were accounted as equity method investments under ROC GAAP. The differences in the application of equity method led to different current cost basis under ROC GAAP and US GAAP and resulted in an adjustment to increase accumulated other comprehensive income related to unrealized losses on available-for-sale securities of NT$2,090 million as of December 31, 2007, 2008 and 2009.

The difference in cost basis resulted in an adjustment to decrease disposal gain of NT$97 million for the year ended December 31, 2009 under US GAAP for the disposal of these investments.

Information on sales of available-for-sale equity securities for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Proceeds from sales	Gross realized gains	Gross realized losses
	NT$’000	NT$’000	NT$’000
For the year ended December 31, 2007	14,725,724	9,690,626	13,732
For the year ended December 31, 2008	4,270,983	2,983,484	129,539
For the year ended December 31, 2009	2,793,590	1,767,765	—

Information on available-for-sale equity securities, including depositary receipts and funds, still held at each balance sheet date is as follows:

	Fair Value	Total unrealized gains	Total unrealized losses	Net unrealized gains	Adjusted Cost
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
As of December 31, 2007	49,376,537	27,979,084	332,974	27,646,110	21,730,427
As of December 31, 2008	16,283,917	4,483,928	3,730,656	753,272	15,530,645
As of December 31, 2009	41,357,636	26,801,606	81,156	26,720,450	14,637,186

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of available-for-sale equity securities with accumulated other comprehensive income related to unrealized losses was NT$5,325 million as of December 31, 2008. As of December 31, 2009, the Company had two investments with gross unrealized losses of NT$81 million on available-for-sale equity securities with fair value of NT$456 million. This includes NT$48 million of gross unrealized losses related to individual securities with fair value of NT$227 million that had been in a continuous loss position for 12 months or more. After analyzing the financial and operating position and industry stability of the available-for-sale equity security and the fluctuations in the stock market, we expected that the security’s market value will be recovered in our holding period. For the years ended December 31, 2007, 2008 and 2009, NT$9,564 million, NT$(4,114) million and NT$1,769 million, respectively, were reclassified from other comprehensive income to the consolidated statements of income upon the disposal or impairment of available-for-sale securities. Such amounts were determined by average cost method. The Company did not transfer any available-for-sale securities to trading securities for the years ended December 31, 2007, 2008 and 2009.

(b) Impairment of investments in securities

Under ROC GAAP, for long-term investments over which the Company does not have the ability to exercise significant influence or control, unrealized losses would be reported on the consolidated statements of income if evidence indicates that the value of an investment has been impaired and is unlikely to recover in the future. Nevertheless, ROC GAAP does not provide additional definition or guidance on how to assess the likelihood of future recovery. Under US GAAP, for individual securities classified as either available-for-sale or held-to-maturity, the Company determines whether a decline in fair value below cost is other than temporary pursuant to guidance from ASC 320-10-35, Investments—Debt and Equity Securities. In general, a decline in market value below cost for a continuous period of six months is considered to be other than temporary unless there is persuasive evidence to the contrary. When determining the impairment or other-than-temporary decline, the Company considers, among other factors, all available information concerning the future prospects of investments including the investees’ financial statements, analyst reports and industry specific publications, and observes whether there are significant adverse changes in the general market condition where the investees operate, significant deteriorations in their earnings performance, any significant going concerns issues and subsequent market fluctuation and recovery. The Company also considers its ability and intention to hold these investments for a reasonable period of time that will be sufficient to allow for any anticipated recovery in the security’s market value. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value with a charge against earnings. Accordingly, the impairment losses of certain investments recorded under ROC GAAP were reconciled to increase net income by NT$162 million, NT$1,415 million and nil for the years ended December 31, 2007, 2008 and 2009, respectively, because such impairment losses have been recognized in prior years under US GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c) Adjustments due to change in ownership of investees

When an investee issues additional shares and the Company subscribes for these shares at a percentage higher or lower than its current ownership percentage in the investee, when the employees of the Company’s subsidiaries or equity investees exercise their stock options, or when the convertible bondholders of the Company’s subsidiaries or equity investees exercise their conversion rights, the Company’s ownership interest in such subsidiary or equity investee may change. Under ROC GAAP, the change in the Company’s proportionate share in the net assets of its investee resulting from the issuance of additional shares of the investee’s stock, at the rate not proportionate to its existing equity ownership in such investee, is recorded to the additional paid-in capital and long-term investments account. Under US GAAP, prior to January 1, 2009, a dilution of ownership interest is recognized as a gain or loss in the consolidated statements of income. On the other hand, the increase in ownership interest is treated as a purchase of additional shares and the difference between the total cost of the investment and the proportionate share of the fair value of net assets is allocated to goodwill. Effective January 1, 2009, pursuant to ASC 810-10-45, Noncontrolling Interests in a Subsidiary, a change in the Company’s ownership interest that does not result in a change of control shall be accounted for as equity transactions. In December 2009, the Company acquired additional ownership interests in one of its subsidiaries. Under ROC GAAP, the acquisition was accounted for using the purchase method of accounting, and after reducing the book values of those non-current assets acquired of NT$1,752 million to zero, the Company recognized an extraordinary gain of NT$649 million as the fair value of the net assets acquired exceeds their cost. However, under US GAAP, the acquisition was accounted for as an equity transaction. The difference between the fair value of the consideration paid and the book value of the noncontrolling interests is adjusted against stockholders’ equity. As such, the Company reversed the extraordinary gain and the write-down of non-current assets recognized under ROC GAAP, and recorded additional paid-in capital of NT$2,497 million under US GAAP.

(d) Fair value measurement

ASC 820-10, Fair Value Measurements and Disclosures, defines fair value, provides a framework for measuring fair value under current standards in US GAAP, and requires additional disclosure about fair value measurements. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Each level of inputs used are described as following:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and valuations with inputs which are observable for substantially the full term of the asset or liability. The Company’s derivative financial instruments such as interest rate swap and forward contracts are classified as assets carried at fair value through profit or loss. Their fair values are determined by using the market-based observable inputs including the expected interest forward rate, expected volatility in interest rates, spot exchange rate and swap point. On December 2, 2009, the Company issued exchangeable bonds which contain a compound derivative instrument, comprising of the exchange option with a fixed foreign exchange rate feature and a call option, is classified as liabilities carried at fair value through profit or loss. The derivatives are fair valued by using the option pricing model. The valuation model uses the market-based observable inputs including share price, volatility, credit spread, and swap rates. The fair values of the available-for-sale financial assets with restrictions on the sale or transfer are determined based on identical but unrestricted financial assets’ quoted market price with discounts for the restrictions that are insignificant.

Level 3 inputs are unobservable inputs that are significant to the fair value of the asset or liability. The fair value measurements of the lands and buildings are determined based on observable inputs by reference to comparable sales data and published market price with insignificant adjustment owing to their economic lives and local price index. The fair value of the machinery and equipment and other assets is determined based on observable inputs by reference to comparable sales data and published market price with insignificant adjustment owing to their economic lives, local price index and capacity utilization for the trend in used semiconductor equipment market. The fair value measurement of the preferred shares measured at cost is determined based on the income approach, considering the investee’s current and expected operating performance, and changes in the industry and market prospects. The fair value measurements of our private equity instruments classified as financial assets measured at cost, noncurrent are determined using an analysis of various quantitative and qualitative factors. In performing this analysis, the inputs include the private company’s current operating and future expected performance based on evaluation of the latest available financial statements; changes in the industry and market prospects of the Company based on publicly available information, and estimated share prices from an income-based multiples approach using comparable companies.

The following table summarizes the assets and liabilities measured at fair value on a recurring basis at December 31, 2009:

		Fair value measurements at reporting date using
Items	Fair Value	Level 1	Level 2	Level 3
	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets at fair value through profit or loss, current	2,096,091	1,932,315	163,776	—
Available-for-sale financial assets, current	6,250,694	6,250,694	—	—
Available-for-sale financial assets, noncurrent	35,106,942	33,905,715	1,201,227	—
Financial liabilities at fair value through profit or loss, current	1,914,879	—	1,914,879	—

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the assets measured at fair value on a nonrecurring basis for the year ended December 31, 2009:

		Fair value measurements during reporting period using
Items	Fair Value	Level 1	Level 2	Level 3	Total Losses
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets measured at cost, noncurrent	148,623	—	—	148,623	(494,091)
Property, plant and equipment	3,746,438	—	—	3,746,438	(3,331,557)
Other assets	72,362	—	—	72,362	(211,274)

Pursuant to the provisions of ASC 360-10, Property, Plant and Equipment, financial assets measured at cost, property, plant and equipment and other assets with a total carrying amount of NT$8,004 million were written down to their fair value, NT$3,967 million, resulting in an NT$4,037 million impairment charges, included in earnings for the period.

(4) Exchangeable Bond Liabilities

The Company issued a U.S. dollar-denominated exchangeable bond in May 2002 for US$235 million. The underlying securities into which the bond can be exchanged were a third party entity’s common stocks traded on the Taiwan Stock Exchange (denominated in New Taiwan Dollars) or its ADS securities traded on the New York Stock Exchange (denominated in U.S. Dollars). The exchangeable bond contains a fixed foreign exchange feature, which determined the rate at which the bond would be converted into common stock if exchanged. Also, the terms of the bonds permitted the Company to redeem the bond at the early redemption price if certain conditions were met. Under ROC GAAP, the exchangeable bond issued prior to January 1, 2006 was entirely recorded as a liability at an amount equal to the proceeds received and any discount or premium to the par value was amortized to the consolidated statements of income by using the effective interest rate method. Under US GAAP, pursuant to ASC 815-15, Embedded Derivatives, if not closely related to the host contract, the embedded compound derivative instrument, which comprised a call option and the exchange option with a fixed foreign exchange rate feature, was required to be bifurcated and accounted for at fair value with any changes in fair value recorded to the consolidated statements of income. The difference between the bond face value and the amount attributed to the embedded derivative was amortized to interest expenses over the term of the bond instrument. Upon the adoption of ROC SFAS 34 and ROC SFAS No. 36, “Financial Instruments: Disclosure and Presentation” (ROC SFAS 36) on January 1, 2006, the bifurcation requirement under two GAAPs for the embedded derivative not clearly and closely related to its host contract came to be consistent. The changes in fair value of the compound derivative resulted in a loss of NT$38 million recognized for the year ended December 31, 2007. The Company also recognized interest expense arising from the amortization of bond discount of NT$11 million for the year ended December 31, 2007. As of December 31, 2007, the fair value of the compound derivative instrument was nil. This exchangeable bond was fully repaid in 2007.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Goodwill

Under ROC GAAP, the fair value of the net assets received is deemed to be the value of the consideration for the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits in January 2000. The acquisition cost of the merger with SiSMC was determined using the market price of the shares exchanged by the Company. Under US GAAP, before applying ASC 805, Business Combinations, it requires that the securities exchanged be valued based on the market prices a few days before and after the date when the terms of the acquisition are agreed to and announced. The acquisition was accounted for using the acquisition method of accounting and the purchase price was determined using the market value of the shares exchanged. The difference between the fair value of the shares exchanged and the fair value of the net assets acquired created goodwill.

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

Under US GAAP, in accordance with ASC 805-30-30, Goodwill or Gain from Bargain Purchase, Including Considerations Transferred, and ASC 350-20-35, Intangibles—Goodwill and Other, goodwill ceased to be amortized and is subject to an annual impairment test or more frequently when events and circumstances indicate a possible impairment may exist. The Company has determined that it has one reporting unit whose fair value is best determined by its quoted market prices on the New York Stock Exchange (for its ADS securities) and on the Taiwan Stock Exchange (for its common stock). The fair value of the reporting unit is allocated to individual assets and liabilities to derive the fair value of the goodwill assigned to the reporting unit. If the carrying value of the goodwill is greater than its derived fair value, it is written down to its fair value with an impairment loss reported on the consolidated statements of income. Impairment of goodwill cannot be subsequently reversed.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to the impairment test noted above, the derived fair values of our goodwill were below its carrying values as of December 31, 2007. As such, the Company recognized a goodwill impairment charge of NT$23,761 million for the year ended December 31, 2007. The impairment loss recognized during 2007 was based on the Company’s best estimates, as the Company was still in the process of valuing its assets and liabilities by the issuance of the December 31, 2007 financial statements. The Company completed the hypothetical purchase price allocation in 2008, which resulted in a complete write-off of its goodwill balance of NT$18,062 million. The adjustments to the 2007 estimate were recorded in 2008 based on the completion of the final evaluation of the impairment loss in that year.

(6) Earnings per Share (EPS)

Under ROC GAAP, basic earnings per share are calculated by dividing net income attributable to common stockholders by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income was also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted average shares outstanding are adjusted retroactively for stock dividends issued and capitalization of additional paid-in capital. Anti-dilutive effects are not included in the dilutive EPS calculation. Prior to 2008, the shares distributed for employee bonus are treated as outstanding at the beginning of each period, and the computations of basic and diluted EPS are adjusted retroactively for all periods to reflect the change in capital structure. Upon the adoption of ARDF Interpretation 97-169, starting from 2008, the shares distributed for employee bonus are treated as outstanding as of their grant date in the calculation of basic earnings per share, and the computations of basic and diluted EPS are no longer adjusted retroactively. For employee bonus that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.

Under US GAAP, basic earnings per share are calculated by dividing net income attributable to common stockholders by the weighted average number of shares outstanding during the year. The shares distributed for employee bonus are included in the computation of basic earnings per share from the grant date. The reciprocal shareholdings held by equity investees are also deducted from the computation of weighted-average number of shares outstanding. Diluted earnings per share are calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income attributable to common stockholders would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. For employee bonus that may be distributed in shares, the number of shares to be distributed is not taken into consideration until they are granted or the stockholders’ approval is obtained. Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted EPS by application of treasury stock method. The “assumed proceeds” include the exercise price of the options, any tax benefits that will be credited on exercise to additional paid-in capital, and the average measured but unrecognized compensation expense during the period. Accordingly, the Company reversed the dilutive adjustment under ROC GAAP and calculated the dilutive effect of outstanding employee options by applying treasury stock method under US GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under ROC GAAP, the Company’s capital reduction in 2007 was required to be treated prospectively for EPS purposes. Under US GAAP, the capital reduction was treated as a reverse stock split with a return of capital, and the return of capital generated a bonus element for EPS purposes. Accordingly, the weighted average number of shares outstanding for both basic and diluted EPS were adjusted retroactively for 2007 presented as follows:

For the Years Ended December 31, 2007
In thousands
Weighted Average Shares Outstanding – Basic and Diluted
Weighted average shares prior to capital reduction	16,118,477
Impact of reverse stock split and return of capital	(1,519,039)

Calculated weighted average shares after capital reduction	14,599,438

The reconciliation of the numerators and denominators used in computing the basic and diluted earnings per share under US GAAP are as below:

	For the year Ended December 31, 2009
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In dollar NT$
Net Income attributable to the Company	2,571,988	—	—

Basic EPS
Income available to common stockholders	2,571,988	12,538,016	0.21

Effect of dilutive securities
Employee stock options	—	21,812	—

Diluted EPS
Income attributable to common stockholders including assumed conversions	2,571,988	12,559,828	0.20

As of December 31, 2009, there were 572,107 thousand issued and outstanding stock options which were not included in the computation of diluted earnings per share due to their antidilutive effect.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the year Ended December 31, 2008
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In dollar NT$
Net Loss attributable to the Company	(28,955,100)	—	—

Basic EPS and diluted EPS
Loss available to common stockholders	(28,955,100)	12,870,072	(2.25)

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

	For the Year Ended December 31, 2007
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In dollar NT$
Net Loss attributable to the Company	(9,264,302)	—	—

Basic EPS and diluted EPS
Loss available to common stockholders	(9,264,302)	14,599,438	(0.63)

As of December 31, 2007, there were 1,287,407 thousand issued and outstanding stock options, and zero coupon convertible bonds with a principal amount of US$381.4 million, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

(7) Treasury Stock and related Disposal

Some of the Company’s subsidiaries and investees also hold the Company’s stocks as investments. Under ROC GAAP, reciprocal shareholdings held by subsidiaries, but not equity investees, are recorded as treasury stocks on the Company’s books. Under US GAAP, however, reciprocal shareholdings, whether being held by subsidiaries or equity investees, are recorded as treasury stocks on the Company’s books. Therefore, as of December 31, 2008 and 2009, the Company recognized treasury stocks of NT$2,092 million for reciprocal shareholdings held by equity-method investees. The Company also reversed accumulated other comprehensive income related to unrealized gains (losses) of NT$(7,024) million, nil and NT$1,573 million for the years ended December 31, 2007, 2008 and 2009, respectively, and eliminated investment gains (losses) of NT$155 million, NT$(8,817) million and nil for the years ended December 31, 2007, 2008 and 2009, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(8) Stock Dividends

Under ROC GAAP, the stock dividends are recorded at par value and charged to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of the same kind of outstanding shares, the fair value of the shares issued should be charged to retained earnings. The cumulative effect of reconciling stock dividends decreased retained earnings and increased additional paid-in capital as of December 31, 2008 by approximately NT$291,285 million. This adjustment of NT$291,285 million remains the same as of December 31, 2009 since no stock dividends were issued during 2009.

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

(10) Pension

Under ROC GAAP, ROC SFAS 18 requires a minimum pension liability to be measured as the excess of accumulated benefit obligation over the fair value of the plan assets, and allow the unrecognized items, including prior service costs and credits, gains or losses, and transition obligations or assets, to be reported in disclosure shown as a plan’s funded status.

Under US GAAP, ASC 715-30, Defined Benefit Plans—Pension, requires an employer to recognize an asset for a plan’s overfunded status or a liability for a plan’s underfunded status with an offsetting adjustment to accumulated other comprehensive income (AOCI).

The amounts related to pensions recognized in AOCI, net of tax, excluding amounts related to equity-method investees, are shown as below:

	As of December 31, 2009
	Net gain/(loss)	Transition obligation
	NT$’000	NT$’000
The amounts arose during the period	(725,412)	—

The amounts reclassified as components of net periodic benefit cost	(21,930)	28,167
The amounts recognized in AOCI as of December 31, 2009	104,798	(28,169)
The amounts expected to be recognized as components of net periodic benefit cost during 2010	6,737	28,169

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(11) Tax Effect of US GAAP Adjustments

Under US GAAP, the income tax expense was NT$2,912 million, NT$896 million and NT$641 million for the years ended December 31, 2007, 2008 and 2009, respectively. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C.. Under ROC GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time stockholders resolve that its earnings shall be retained. Under US GAAP, 10% income tax impact is provided in the period the income is earned, assuming that no earnings are distributed. Any reduction in the liability will be recognized when the income is distributed upon the stockholders’ approval in the subsequent year. Tax on undistributed earnings may be offset by the Company’s available tax credits carried forward, where applicable. As such, the incremental tax accrued on undistributed earnings may be offset by a corresponding reduction in valuation allowance, where applicable. In 2007, 2008 and 2009, the Company accrued NT$1,051 million, nil and NT$307 million, respectively, for 10% tax on undistributed earnings in Taiwan under US GAAP. The additional tax expense was offset by a corresponding reduction in the valuation allowance under US GAAP. Further, in 2007, 2008 and 2009, certain subsidiaries incurred NT$102 million, NT$(91) million and NT$(14) million of tax on undistributed earnings in Taiwan for which no tax credits were available for offset, and the income tax expense was recognized accordingly.

As of December 31, 2009, the Company reported valuation allowance NT$12,137 million to reduce deferred tax assets to an amount that is more likely than not realizable, representing a decrease of NT$2,081 million from the prior year. The majority of the ROC GAAP to US GAAP reconciliation adjustments are permanent in nature and, therefore, resulted in no incremental impact on income taxes under US GAAP.

On January 1, 2007, the Company adopted the provisions regarding uncertainty in income tax positions prescribed in ASC 740-10, Income Taxes. ASC 740-10 clarifies that tax position are measured based on the maximum amount that is more likely than not to be realized. Tax positions that are not at least more likely than not to be sustained on their technical merits are not recognized. Unlike ASC 740-10, ROC SFAS 22 contained no guidance on uniform criteria for an enterprise to recognize and measure potential tax benefits associated with uncertain tax positions.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2008	2009
	NT$	NT$
	(In millions)
Balance at January 1,	202	58
Additions based on tax positions taken during the current year	19	14
Reductions related to settlements with taxing authorities	(147)	(39)
Additions (Reductions) for tax positions of prior years	(16)	27

Balance at December 31,	58	60

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

The Company reports interest and penalties relating to unrecognized tax benefits as interest expenses and other expenses, respectively. As of December 31, 2008 and 2009, no interest or penalties were accrued.

The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2009, tax years of 2008-2009 are open to Tax Authority’s examination in Taiwan, while in other foreign jurisdictions, years 2004-2009 are open to relevant Tax Authority’s examination.

(12) Gross Profit and Operating Income

Under ROC GAAP, gains and losses from disposal of property, plant and equipment, gains and losses from foreign currency exchange, and impairment losses of long-lived assets, are presented as non-operating income or expenses in the consolidated statement of income. Under US GAAP, these non-operating income or expenses would be reclassified to be included in the determination of operating income.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(13) Inventory

Under US GAAP, the allocation of fixed production overhead to inventory is based on the normal capacity of the production facilities. Unallocated overheads are recognized as an expense in the period in which they are incurred. Other items such as abnormal freight, handling costs and amounts of wasted materials are treated as current period charges rather than as a portion of the inventory cost pursuant to ASC 330, Inventory. Before the adoption of ROC SFAS 10 on January 1, 2009, ROC GAAP did not provide definite guidance for such abnormal items and the use of normal capacity was not mandatory. Accordingly, the Company recognized an adjustment to the cost of goods sold of NT$362 million for the year ended December 31, 2008. As ROC SFAS 10 and ASC 330 are essentially the same, the inventory difference from 2008 reversed in 2009 when the associated inventory was sold.

(14) Quasi reorganization

In June 2009, the Company and one of its equity-method investees reduced its additional paid-in-capital by NT$7,037 million and NT$8,134 million, respectively, to eliminate the accumulated deficit in the preceding years without revaluing the assets of the Company under ROC GAAP. Since all conditions necessary under the US GAAP quasi reorganization rules were not met, the Company reversed the deficit reclassification under US GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Consolidated Net Income (Loss)

	For the year ended December 31,
	2007	2008	2009
	NT$’000	NT$’000	NT$’000	US$’000

Net income (loss) attributable to the Company, ROC GAAP	16,961,762	(22,320,075)	3,874,028	121,253
Compensation	(2,647,918)	(1,925,008)	(802,456)	(25,116)
Equity investees	(4,069)	(80,182)	(32,247)	(1,009)
Investments in debt and equity securities
Change in fair value of investments in securities	207,286	15,913	(96,591)	(3,023)
Impairment of investments in securities	162,481	1,415,330	—	—
Adjustments due to change in ownership of investees	(51,089)	54,838	(732,643)	(22,931)
Goodwill	(23,760,601)	(14,571,104)	—	—
Treasury stock and related disposal	(132,154)	8,817,085	—	—
Inventory	—	(361,897)	361,897	11,326

Net income (loss) attributable to the Company, US GAAP	(9,264,302)	(28,955,100)	2,571,988	80,500
Add: Net loss attributable to noncontrolling interests, US GAAP	(133,233)	(676,938)	(2,207,629)	(69,096)

Net income (loss), US GAAP	(9,397,535)	(29,632,038)	364,359	11,404

Basic earnings (losses) per share under US GAAP (in dollars)	(0.63)	(2.25)	0.21	0.01
Diluted earnings (losses) per share under US GAAP (in dollars)	(0.63)	(2.25)	0.20	0.01

Weighted-average number of shares outstanding-basic (in thousands)	14,599,438	12,870,072	12,538,016	12,538,016

Weighted-average number of shares outstanding-diluted (in thousands)	14,599,438	12,870,072	12,559,828	12,559,828

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of Comprehensive Income (Loss)

	For the year ended December 31,
	2007	2008	2009
	NT$’000	NT$’000	NT$’000	US$’000
Net income (loss)	(9,397,535)	(29,632,038)	364,359	11,404
Attributable to:
the Company	(9,264,302)	(28,955,100)	2,571,988	80,500
noncontrolling interests	(133,233)	(676,938)	(2,207,629)	(69,096)

Other comprehensive income (loss), net of tax
Cumulative translation adjustment	343,098	3,670,946	(1,890,175)	(59,160)
Attributable to:
the Company	(43,470)	2,214,202	(1,723,657)	(53,948)
noncontrolling interests	386,568	1,456,744	(166,518)	(5,212)

Unrealized gains (losses) on securities	(5,511,035)	(27,731,377)	26,982,940	844,536
Attributable to:
the Company	(5,511,035)	(27,731,377)	26,982,940	844,536
noncontrolling interests	—	—	—	—

Unrecognized pension cost	676,135	167,890	(606,330)	(18,977)
Attributable to:
the Company	691,695	278,486	(719,680)	(22,525)
noncontrolling interests	(15,560)	(110,596)	113,350	3,548

Other comprehensive income (loss)	(4,491,802)	(23,892,541)	24,486,435	766,399

Comprehensive income (loss)	(13,889,337)	(53,524,579)	24,850,794	777,803

Comprehensive income (loss) attributable to noncontrolling interests	237,775	669,210	(2,260,797)	(70,760)
Comprehensive income (loss) attributable to the Company	(14,127,112)	(54,193,789)	27,111,591	848,563

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of Accumulated Other Comprehensive Income (Loss) Attributable to the Company

	Cumulative translation adjustment	Unrealized gains (losses) on securities	Unrecognized pension cost	Accumulated other comprehensive income (loss)
	NT$’000	NT$’000	NT$’000	NT$’000
Balance at December 31, 2007	(878,873)	28,548,737	521,263	28,191,127
Other comprehensive income (loss)	2,214,202	(27,731,377)	278,486	(25,238,689)

Balance at December 31, 2008	1,335,329	817,360	799,749	2,952,438
Other comprehensive income (loss)	(1,723,657)	26,982,940	(719,680)	24,539,603

Balance at December 31, 2009	(388,328)	27,800,300	80,069	27,492,041

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Consolidated Stockholders’ Equity

	As of December 31
	2008	2009
	NT$’000	NT$’000	US$’000
Stockholders’ equity, ROC GAAP	191,658,294	214,096,256	6,700,978
Compensation	62,806	64,415	2,016
Equity investees	(197,852)	(149,798)	(4,689)
Investments in debt and equity securities Adjustments due to change in ownership of investees	—	1,717,221	53,747
Goodwill	(7,615)	(7,615)	(238)
Treasury stock and related disposal	(1,195,662)	(2,769,095)	(86,670)
Pension	933,593	289,107	9,049
Inventory	(361,897)	—	—

Stockholders’ equity, US GAAP	190,891,667	213,240,491	6,674,193

Movements in Consolidated Stockholders’ Equity in Accordance with US GAAP

	For the year ended December 31,
	2007	2008	2009
	NT$’000	NT$’000	NT$’000	US$’000
Balance at January 1,	330,402,222	253,819,436	190,891,667	5,974,700
Compensation	2,346,111	2,202,324	969,277	30,337
Cash dividends	(12,461,529)	(9,382,647)	—	—
Capital reduction	(53,910,992)	—	—	—
Adjustment of additional paid-in capital and retained earnings accounted for under the equity method	198,631	263,934	(84,851)	(2,656)
Changes in additional paid-in capital for purchases of subsidiary shares from noncontrolling interests	—	—	2,497,039	78,155
Cumulative translation adjustment on foreign long-term investment	(43,470)	2,214,202	(1,722,666)	(53,917)
Change in fair value of marketable securities	(6,213,532)	(20,707,489)	28,556,633	893,791
Treasury stock and related disposal	1,570,908	(9,186,760)	(3,343,777)	(104,657)
Exercise of employees’ stock options	226,455	—	—	—
Pension	691,695	278,486	(719,680)	(22,525)
Changes in noncontrolling interests	277,239	345,281	(6,375,139)	(199,535)
Net income (loss) attributable to the Company	(9,264,302)	(28,955,100)	2,571,988	80,500

Balance at December 31,	253,819,436	190,891,667	213,240,491	6,674,193

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized US GAAP consolidated balance sheet and statement of operations information is presented below:

	As of December 31,
	2008	2009
	NT$’000	NT$’000	US$’000

Current assets	68,588,471	102,427,031	3,205,854
Non-current assets	146,401,725	150,278,758	4,703,560
Current liabilities	13,063,404	35,265,487	1,103,772
Non-current liabilities	11,035,125	4,199,811	131,449

	For the year ended December 31,
	2007	2008	2009
	NT$’000	NT$’000	NT$’000	US$’000

Net operating revenues	113,311,298	96,813,546	91,389,765	2,860,400
Cost of goods sold	(92,012,479)	(85,923,000)	(76,209,202)	(2,385,265)
Operating loss	(19,991,617)	(22,431,492)	(2,322,977)	(72,707)
Net income (loss)	(9,397,535)	(29,632,038)	364,359	11,404

Less: Net loss attributable to noncontrolling interests	(133,233)	(676,938)	(2,207,629)	(69,096)
Net income (loss) attributable to the Company	(9,264,302)	(28,955,100)	2,571,988	80,500

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the significant balance sheet accounts under ROC GAAP to the amounts determined under US GAAP is as follows:

	As of December 31,
	2008	2009
	NT$’000	NT$’000	US$’000
Cash and Cash Equivalents:
As reported under ROC GAAP	48,566,649	66,152,960	2,070,515
Reclassification to marketable securities	(8,550,000)	(11,740,000)	(367,449)

As adjusted under US GAAP	40,016,649	54,412,960	1,703,066

Long-term Investment under cost method, equity method & others:
As reported under ROC GAAP	15,983,069	20,119,755	629,726
Equity Investees	73,366	92,909	2,908
Treasury stock and related disposal	(1,195,662)	(2,769,095)	(86,670)

As adjusted under US GAAP	14,860,773	17,443,569	545,964

Held-to-maturity financial assets:
As reported under ROC GAAP	352,645	—	—
Reclassification from cash and cash equivalents	8,550,000	11,740,000	367,449

As adjusted under US GAAP	8,902,645	11,740,000	367,449

Inventory:
As reported under ROC GAAP	8,117,603	9,141,385	286,115
Compensation	62,806	64,415	2,017
Normal capacity adjustment	(361,897)	—	—

As adjusted under US GAAP	7,818,512	9,205,800	288,132

Property, plant and equipment, net:
As reported under ROC GAAP	108,409,990	89,596,360	2,804,268
Ownership change in consolidated entities	—	1,613,779	50,509

As adjusted under US GAAP	108,409,990	91,210,139	2,854,777

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31,
	2008	2009
	NT$’000	NT$’000	US$’000
Goodwill:
As reported under ROC GAAP	7,615	7,615	238
Goodwill due to merger, acquisition and ownership increase	98,778,711	98,778,711	3,091,665
Accumulated impairment loss on goodwill	(98,786,326)	(98,786,326)	(3,091,903)

As adjusted under US GAAP	—	—	—

Other assets:
As reported under ROC GAAP	2,181,777	1,924,468	60,234
Ownership change in consolidated entities	—	72,945	2,283

As adjusted under US GAAP	2,181,777	1,997,413	62,517

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Flows Information

	For the year ended December 31,
	2007	2008	2009
	NT$’000	NT$’000	NT$’000	US$’000
Cash flows from operating activities, ROC GAAP	48,124,267	45,251,284	32,427,446	1,014,944
Remuneration paid to directors and supervisors	(15,494)	(11,939)	—	—
Employee bonus	(2,324,120)	(286,541)	—	—

Cash flows from operating activities, US GAAP	45,784,653	44,952,804	32,427,446	1,014,944

Cash flows from investing activities, ROC GAAP	(21,844,280)	(11,423,003)	(19,217,825)	(601,497)
Net effect of time deposits reclassified to marketable securities	32,204,107	(8,550,000)	(3,190,000)	(99,843)

Cash flows from investing activities, US GAAP	10,359,827	(19,973,003)	(22,407,825)	(701,340)

Cash flows from financing activities, ROC GAAP	(72,693,550)	(34,379,650)	4,943,788	154,735
Remuneration paid to directors and supervisors	15,494	11,939	—	—
Employee bonus	2,324,120	286,541	—	—

Cash flows from financing activities, US GAAP	(70,353,936)	(34,081,170)	4,943,788	154,735

Net increase (decrease) in cash and cash equivalents, ROC GAAP	(46,175,061)	888,502	17,586,311	550,432
Net effect of time deposits reclassified to marketable securities	32,204,107	(8,550,000)	(3,190,000)	(99,843)

Net decrease in cash and cash equivalents, US GAAP	(13,970,954)	(7,661,498)	14,396,311	450,589
Cash and cash equivalents at beginning of year, US GAAP	61,649,101	47,678,147	40,016,649	1,252,477

Cash and cash equivalents at end of year, US GAAP	47,678,147	40,016,649	54,412,960	1,703,066

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net income attributable to the Company and transfers (to) from noncontrolling interests are as follows:

	For the year ended December 31, 2009
	NT$’000	US$’000
Net income attributable to the Company	2,571,988	80,500

Transfers (to) from noncontrolling interests
Increase in the Company’s paid-in capital for purchase of UMCJ common shares from noncontrolling interests	2,497,039	78,155

Increase in the Company’s paid-in capital for UMCJ acquisition of its own common shares	7,536	236
Decrease in the Company’s paid-in capital for UMCJ’s employees exercise of the stock options	(14,536)	(455)

Net transfers from noncontrolling interests	2,490,039	77,936

Change from net income attributable to the Company and transfers from noncontrolling interests	5,062,027	158,436

Concentration of credit risk

The Company designs, develops, manufactures and markets a variety of semiconductor products. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts and notes receivable. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit quality financial institutions. The Company’s revenues and trade accounts and notes receivable are derived primarily from the sale of production foundry wafers, including memory and logic products and wafers. For the years ended December 31, 2007, 2008, and 2009, the Company distributed its products on a global basis but mainly to divisions in North America (46.93%, 55.41%, and 50.22%, respectively), Asia (44.85%, 34.89%, and 48.78%, respectively), and Europe and others (8.22%, 9.70%, and 1.00%, respectively). The Company’s sales are primarily denominated in currencies other than NT Dollars, primarily US Dollars. Two customers’ revenue represented 14% and 13%, respectively, of the consolidated revenue for the year ended December 31, 2007, one customer’s revenue represented 14% of the consolidated revenue for the year ended December 31, 2008, and one customer’s revenue represented 12%, of the consolidated revenue for the year ended December 31, 2009. The Company routinely assesses the financial strength of substantially all customers. The Company also requires collateral for certain sales to mitigate the credit risk.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized Financial Information required by ASC 235-10-S99-1

The following table provides summarized financial information of the Company’s equity investees as required by ASC 235-10-S99-1, Notes to Financial Statements, SEC Materials.

On group basis:

		As of December 31,
		2008	2009
		NT$	NT$
		(In millions)
Current assets		14,096	17,660
Non-current assets		14,179	25,402
Current liabilities		5,697	7,212
Long-term liabilities		673	5,065
Redeemable Preferred Stock		555	574

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$
	(In millions)
Net sales	11,936	4,967	6,224
Gross Profit (loss)	5,096	(26,751)	2,173
Income (loss) from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	1,847	(28,478)	612
Net income (loss)	1,655	(28,498)	615

On an individual basis:

		As of December 31,
		2008	2009
		NT$	NT$
		(In millions)
Current assets		3,390	7,556
Current liabilities		167	2,569

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$
	(In millions)
Net sales	332	(1,711)	1,685
Gross Profit (loss)	231	(1,766)	1,609
Income (loss) from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	231	(1,766)	1,609
Net income (loss)	231	(1,766)	1,609

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New Accounting Pronouncements

In October 2009, the FASB amended ASC 605, Revenue Recognition. Multiple-deliverable arrangements will be separated in more circumstances than under existing US GAAP. The amendment establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, or otherwise on third-party evidence; if neither vendor-specific objective evidence nor third-party evidence is available, it will be based on estimated selling price. The amendments replaced the term fair value in the revenue allocation guidance with selling price, eliminated the residual method of allocation and expanded the disclosure requirements. The amendments are expected to be effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We do not expect this amendment to have a material impact on our consolidated financial statements.

In December 2009, the FASB updated ASC 860, Transfers and Servicing, to abolish the concept of a qualifying special-purpose entity and the exception qualifying special-purpose entities. It clarifies the objective to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over the transferred financial assets. That determination must consider the transferor’s continuing involvement in the transferred financial asset, including all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer, even if they were not entered into at the time of the transfer. The new pronouncement will be effective for interim and annual reporting periods beginning after November 15, 2009. The Company is currently evaluating the future impact that will have on our consolidated results of operations or financial condition.

In December 2009, the FASB amended ASC 810, Consolidation, the evaluation criteria to identify the primary beneficiary of a variable interest entity. Additionally, it requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity. The amendment will be effective for interim and annual reporting periods beginning after November 15, 2009. We do not expect this statement to have a material impact on our consolidated financial statements.