Form 20-F
period 2010-12-31
UNITED MICROELECTRONICS CORP
filed 2011-04-29
CIK 1033767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
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
978 Highlands Circle, Los Altos, CA 94024, USA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered

American Depositary Shares, as evidenced by American	New York Stock Exchange
Depositary Receipts, each representing 5 Common Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
12,987,912,315 Common Shares of Registrant issued as of December 31, 2010 (including 457,934,400 treasury shares)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2010

SUPPLEMENTAL INFORMATION
The references to “United Microelectronics”, “we”, “us”, “our”, “our company” and “the Company” in this annual report refer to United Microelectronics Corporation and its consolidated subsidiaries, unless the context suggests otherwise. The references to “United Semiconductor”, “United Silicon”, “UTEK Semiconductor” and “United Integrated Circuits” are to United Semiconductor Corporation, United Silicon Incorporated, UTEK Semiconductor Corporation and United Integrated Circuits Corporation, respectively. The references to “Taiwan” and “R.O.C.” refer to Taiwan, Republic of China. The references to “shares” and “common shares” refer to our common shares, par value NT$10 per share, and “ADSs” refers to our American depositary shares, each representing five common shares. The ADSs are issued under the Deposit Agreement, dated as of October 21, 2009, as amended, supplemented or modified from time to time, among United Microelectronics, JPMorgan Chase Bank, N.A. and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. “R.O.C. GAAP” means the generally accepted accounting principles in the Republic of China and “U.S. GAAP” means the generally accepted accounting principles in the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$”, “US$” and “U.S. dollars” mean United States dollars and “¥” means Japanese Yen.
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
A. Selected Financial Data
The selected balance sheet data as of December 31, 2009 and 2010 and the selected statements of income and cash flow data for the years ended December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected balance sheet data as of December 31, 2006, 2007 and 2008 and the selected statements of income and cash flow data for the years ended December 31, 2006 and 2007 are derived from our audited consolidated financial statements not included in this annual report.

Our financial statements have been prepared and presented in accordance with R.O.C. GAAP, which differs in many material respects from U.S. GAAP. For the discussion of these differences, see Note 34 to our audited consolidated financial statements included elsewhere in this annual report. Some of the items in the statements of income, cash flow and balance sheets have been reconciled to U.S. GAAP and are set forth below. The summary financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements and the notes to those statements included elsewhere in this annual report.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Statement of Income Data:
R.O.C. GAAP
Net operating revenues	112,004	113,311	96,814	91,390	126,442	4,339
Cost of goods sold	(91,690)	(90,072)	(84,102)	(75,975)	(89,518)	(3,072)

Gross profit	20,314	23,239	12,712	15,415	36,924	1,267

Operating expenses:
Sales and marketing	(3,366)	(4,069)	(3,483)	(2,800)	(2,566)	(88)
General and administrative	(3,422)	(3,724)	(3,055)	(2,724)	(3,598)	(123)
Research and development	(9,419)	(9,631)	(8,274)	(8,044)	(8,740)	(300)

Total operating expenses	(16,207)	(17,424)	(14,812)	(13,568)	(14,904)	(511)

Operating income (loss)	4,107	5,815	(2,100)	1,847	22,020	756
Net non-operating income (loss)	32,480	13,855	(19,886)	(174)	3,364	115

Income (Loss) before income tax and minority interests	36,587	19,670	(21,986)	1,673	25,384	871
Income tax expense	(3,261)	(2,809)	(997)	(651)	(1,606)	(55)
Cumulative effect of changes in accounting principles (the net amount after deducted tax expense $0) (1)	(1,189)	—	—	—	—	—
Extraordinary gain	—	—	—	649	68	2

Net income (loss)	32,137	16,861	(22,983)	1,671	23,846	818

Attributable to:
the Company	32,619	16,962	(22,320)	3,874	23,899	820
minority interests	(482)	(101)	(663)	(2,203)	(53)	(2)
Earnings (Losses) per share: (2)(3)
Basic	1.71	1.03	(1.70)	0.31	1.91	0.07
Diluted (5)	1.66	1.00	(1.70)	0.30	1.87	0.06
Shares used in earnings (losses) per share calculation: (3)
Basic	19,029	16,464	13,111	12,699	12,496	12,496
Diluted (5)	19,687	16,943	13,170	12,786	12,768	12,768
Earnings (Losses) per ADS: (3)
Basic	8.55	5.15	(8.50)	1.55	9.55	0.35
Diluted (5)	8.30	5.00	(8.50)	1.50	9.35	0.30
U.S. GAAP
Net operating revenues	112,004	113,311	96,814	91,390	126,442	4,339
Cost of goods sold	(93,288)	(92,012)	(85,923)	(76,209)	(89,929)	(3,086)
Operating income (loss)	2,200	(19,992)	(22,431)	(2,323)	21,394	734
Net income (loss)	21,271	(9,398)	(29,632)	364	23,544	808
Attributable to:
the Company	21,797	(9,264)	(28,955)	2,572	23,616	810
noncontrolling interests	(526)	(134)	(677)	(2,208)	(72)	(2)
Other comprehensive income (loss) attributable to the Company	(8,194)	(4,863)	(25,239)	24,540	(8,629)	(296)
Comprehensive income (loss) attributable to the Company	13,602	(14,127)	(54,194)	27,112	14,987	514
Earnings (Losses) per share: (2)(4)
Basic	1.42	(0.63)	(2.25)	0.21	1.91	0.07
Diluted (5)	1.37	(0.63)	(2.25)	0.20	1.90	0.07
Shares used in earnings (losses) per share calculation: (4)
Basic	15,350	14,599	12,870	12,538	12,335	12,335
Diluted (5)	15,891	14,599	12,870	12,560	12,399	12,399
Earnings (Losses) per ADS: (4)
Basic	7.10	(3.17)	(11.25)	1.03	9.57	0.33
Diluted (5)	6.87	(3.17)	(11.25)	1.02	9.52	0.33

	Year Ended December 31,
	2006	2007	2008	2009	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Balance Sheet Data:
R.O.C. GAAP
Current assets	132,344	81,111	68,888	102,363	93,769	3,218
Long-term investment	71,964	69,813	32,441	55,227	47,179	1,619
Property, plant and equipment	151,828	137,219	108,410	89,596	132,762	4,556
Total assets	367,653	299,558	216,399	253,638	280,887	9,639
Current liabilities	35,851	45,357	13,033	35,246	45,445	1,560
Long-term debt (excluding current portion)	30,383	7,495	8,130	767	6,799	233
Total liabilities	70,251	56,561	24,740	39,542	55,751	1,913
Stockholders’ equity	297,402	242,997	191,659	214,096	225,136	7,726
U.S. GAAP
Cash and cash equivalents	61,649	47,678	40,017	54,413	51,034	1,751
Working capital (6)	95,779	35,111	55,525	67,162	48,322	1,658
Total assets	401,628	310,614	214,990	252,705	281,387	9,657
Total liabilities	71,226	56,795	24,099	39,465	56,264	1,931
Stockholders’ equity	330,402	253,819	190,891	213,240	225,123	7,726

	Year Ended December 31,
	2006	2007	2008	2009	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Other Consolidated Data:
R.O.C. GAAP
Cash flow:
Capital expenditure	33,240	28,299	11,515	17,618	61,290	2,103
Cash provided by operating activities	47,124	48,124	45,251	32,427	53,560	1,838
Cash used in investing activities	(16,595)	(21,844)	(11,423)	(19,234)	(57,843)	(1,985)
Cash provided by (used in) financing activities	(45,056)	(72,694)	(34,380)	4,944	(10,174)	(349)
Net increase (decrease) in cash and cash equivalents	(14,774)	(46,175)	889	17,586	(14,882)	(511)
Gross profit margin	18.1%	20.5%	13.1%	16.9%	29.2%	29.2%
Operating profit (loss) margin	3.7%	5.1%	(2.2)%	2.0%	17.4%	17.4%
Net profit (loss) margin	29.1%	15.0%	(23.0)%	4.2%	18.9%	18.9%
Capacity utilization rate (on an actual basis)	79.5%	81.9%	70.7%	69.4%	93.7%	93.7%
Dividends declared per share (7)	0.5	0.7	1.2	—	0.5	0.02
U.S. GAAP
Cash flow:
Capital expenditure	33,240	28,299	11,515	17,618	61,290	2,103
Cash provided by operating activities	46,385	45,785	44,953	32,427	53,560	1,838
Cash provided by (used in) investing activities	(9,775)	10,360	(19,973)	(22,424)	(46,341)	(1,590)
Cash provided by (used in) financing activities	(38,222)	(70,354)	(34,081)	4,944	(10,174)	(349)
Net increase (decrease) in cash and cash equivalents	(1,859)	(13,971)	(7,661)	14,396	(3,379)	(116)
Gross profit margin	16.7%	18.8%	11.3%	16.6%	28.9%	28.9%
Operating profit (loss) margin	2.0%	(17.6)%	(23.2)%	(2.5)%	16.9%	16.9%
Net profit (loss) margin	19.5%	(8.2)%	(29.9)%	2.8%	18.7%	18.7%

(1)	We adopted R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement” and SFAS No. 36, “Financial Instruments: Disclosure and Presentation” to account for the financial instruments effective January 1, 2006. The changes in accounting principles resulted in an unfavorable cumulative effect of changes in accounting principles of NT$1,189 million to be deducted from consolidated net income for the year ended December 31, 2006.

(2)	Earnings (Losses) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the year.

(3)	Retroactively adjusted for all subsequent stock dividends; retroactively adjusted for employee stock bonus before 2008.

(4)	Retroactively adjusted for the capital reduction completed in 2007 and all subsequent stock dividends.

(5)	Diluted securities include convertible bonds and employee stock options, if any.

(6)	Working capital equals current assets minus current liabilities.

(7)	Dividends declared per share are in connection with earnings and accumulated additional paid-in capital.

(8)	Refer to Note 34 to the audited consolidated financial statements included elsewhere in this annual report.

Currency Translations and Exchange Rates
In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$29.14 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2010. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00. On April 22, 2011, the noon buying rate was NT$28.88 to US$1.00.

				At
	Average(1)	High	Low	Period-End
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
2008	31.52	33.58	29.99	32.76
2009	33.02	35.21	31.95	31.95
2010	31.50	32.43	29.14	29.14
October	30.81	31.30	30.42	30.60
November	30.32	30.52	30.12	30.47
December	29.90	30.37	29.14	29.14
2011 (through April 22)	29.25	29.76	28.78	28.88
January	29.11	29.36	28.98	29.03
February	29.28	29.76	28.78	29.74
March	29.49	29.63	29.35	29.40
April (through April 22)	29.04	29.31	28.85	28.88

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Determined by averaging the rates on the last business day of each month during the relevant period for annual periods and the rates on each business day for monthly periods.
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
Although the worldwide economic outlook began to improve in 2009, there has still been concern that many large economies, such as those in North America and Europe, may experience another recession in the near future. Should recession or disruption in these markets occur, the result may reverberate, triggering global recession and/or financial crisis. A global recession and credit crisis could have significant negative impact on our businesses. Our key markets and our targeted markets, including the United States and China, as well as other national economies, may enter a period of economic contraction or significantly slower economic growth in a global recession. In particular, a global economic crisis, weak consumer confidence, diminished consumer and business spending, and asset depreciation may contribute to a significant slowdown in the market demand for semiconductors and semiconductor-based end-products, which may lead to a decrease in demand for our services. The combined effects of a global recession may have a material adverse impact on our results of operations, cash flows and financial condition, which may cause the price of our ADSs to decline.

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
Our customers generally use the semiconductors produced in our fabs in a wide variety of applications. We derive a significant percentage of our operating revenues from customers who use our manufacturing services to make semiconductors for communication devices, consumer electronics, PCs and other computers. The communications and PC markets experienced a sudden and substantial market downturn and inventory correction in part of 2005 and again beginning in 2008 due to a global recession. These downturns resulted in a reduced demand for our services and hence decreased our revenues and earnings. Any significant decrease in the demand for communication devices, consumer electronics, PCs or other computers may further decrease the demand for our services. In addition, if the average selling prices of communication devices, consumer electronics, PCs or other computers decline significantly, we will be pressured to further reduce our selling prices, which may reduce our revenues and, therefore, reduce our margins significantly. As demonstrated by downturns in demand for high technology products in the past, market conditions can change rapidly, without apparent warning or advance notice. In such instances, our customers will experience inventory buildup and/or difficulties in selling their products and, in turn, will reduce or cancel orders for wafers from us. The timing, severity and recovery of these downturns cannot be predicted accurately or at all. When they occur, our business, profitability and price of the shares and ADSs are likely to suffer.
Overcapacity in the semiconductor industry may reduce our revenues, earnings and margins.
The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. For example, in light of the current market conditions, some companies, including our largest competitors, have announced plans to increase capacity expenditures significantly. We believe such plans, if carried out as planned, will increase the industry-wide capacity and are likely to result in overcapacity in the future. In periods of overcapacity, if we are unable to offset the adverse effects of overcapacity through, among other things, our technology and product mix, we may have to lower the prices we charge our customers for our services and/or we may have to operate at significantly less than full capacity. Such actions could reduce our margin and weaken our financial condition and results of operations. We cannot give any assurance that an increase in the demand for foundry services in the future will not lead to overcapacity in the near future, which could materially adversely affect our revenues, earnings and margins.
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
Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through internal research and development and alliances with other companies. Although we have an internal research and development team focused on developing new and improved semiconductor manufacturing process technologies, we are also dependent on some of our technology partners to advance certain process technology portfolios. In addition, we currently have patent cross-licensing agreements with several companies, including LSI Logic Corporation, or LSI, together with LSI’s wholly-owned subsidiary, Agere Systems Inc., and International Business Machines Corporation, or IBM. Some mask and equipment vendors also supply our technology development teams with masks and equipment needed to develop more advanced processing technologies. If we are unable to continue any of our joint development arrangements, patent cross-licensing agreements and other agreements, on mutually beneficial economic terms, if we re-evaluate the technological and economic benefits of such relationships, if we are unable to enter into new technology alliances and arrangements with other leading and specialty semiconductor companies, or if we fail to secure masks and equipment from our vendors in a timely manner sufficient to support our ongoing technology development, we may be unable to continue providing our customers with leading edge mass-producible process technologies and may, as a result, lose important customers, which would have a materially adverse effect on our businesses, results of operations and financial condition.
In addition, some of our customers rely upon third party vendors, or IP Vendors, for the intellectual property they embed into their designs. Although we work and collaborate with IP Vendors with respect to such matters, there can be no guarantee that we will be successful or that the vendors will deliver according to our requirements or the needs of our customers. Failures to meet the targets or to deliver on a timely basis could cause customers to cancel orders and/or shift capacity to other suppliers.
Our business may suffer if we cannot compete successfully in our industry.
The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation and Globalfoundries Inc., as well as the foundry operation services of some integrated device manufacturers, such as IBM, Intel, Samsung Electronics, or Samsung, and Toshiba Corporation, or Toshiba. Integrated device manufacturers principally manufacture and sell their own proprietary semiconductor products, but may also offer foundry services. Other competitors such as DongbuAnam Semiconductor, Grace Semiconductor Manufacturing Corp., X-FAB Semiconductors Foundries AG and Silterra Malaysia Sdn. Bhd. have initiated efforts to expand and develop substantial additional foundry capacity. New entrants and consolidations in the foundry business, such as the acquisition of Chartered Semiconductor by Globalfoundries in 2009, are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. Some of our competitors have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

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
R.O.C. law prohibits Taiwan entities from investment in mainland China-based semiconductor manufacturers without government approval. In March 2005, the Chairman of Infoshine Technology Limited, or Infoshine, the holding company which owned 100% of Hejian Technology (Suzhou) Co., Ltd., or Hejian, a semiconductor manufacturer owning an 8-inch fab in Suzhou, China, offered us 15% interest in Infoshine. Immediately after we received the offer, we filed an application with the Investment Commission of the R.O.C. MOEA for its executive guidance and disclosed our receipt of this offer to the investors and the public.
On April 29, 2009, our Board of Directors approved a proposed acquisition at their 19th session of the board meeting. Pursuant to the merger agreement, we proposed to pay the foreign owner of Infoshine stocks at the purchase price through a combination of issuance of securities in our company or in cash. In June 2009, our stockholders approved our proposed acquisition of Infoshine at our stockholders’ meeting. Upon consummation of the acquisition: (i) our company would be the surviving corporation; (ii) Infoshine would cease its corporate existence; (iii) all the assets and liabilities of Infoshine, along with its rights and obligations, would be assumed by our company in accordance with applicable laws; and (iv) with the previous acquisition of 15% interest in Infoshine, our company would obtain full ownership of Hejian. Consummation of the acquisition and the realization of the 15% interest are subject to the approval of the governmental authorities. In the past, the Taiwan government has not approved large-scale mergers with, or acquisitions of, semiconductor operations in China. Although the Taiwan government recently announced a more favorable view toward such transactions, there can be no guarantee that the government will approve our acquisition of Infoshine. Subsequent to our proposal, an investment regulation governing foreigners’ holdings of Taiwanese securities, along with restrictions from the amended Operating Rules of the Taiwan Stock Exchange Corporation for issuing new shares to acquire foreign unlisted companies, precluded the issuance of common shares or ADR as exclusive payment options. Furthermore, Hejian’s stockholders did not agree to accept cash-only payments. After considering contractual timeliness and changes of the overall environment after signing of the contract, the Board of Directors resolved at a meeting on November 18, 2010 to terminate the acquisition agreement and issued a termination notice in accordance with that agreement.

To continue searching for further integration, on March 16, 2011, our Board of Directors proposed an offer to the stockholders of Best Elite International Limited, a British Virgin Islands corporation, or Best Elite, which owns 100% of the shares of Infoshine, thereby to obtain additional 30% ownership of Hejian Technology by purchasing their shares. Based on 0.65x of latest book value, Series A-1 holders would be offered around US$0.261931 per share, and Series B and B-1 stockholders would be offered around US$0.576248 per share. The acquisition amount would total approximately US$87 million, assuming that an equal amount of stockholders from each series accepts this offer. However, there can be no assurance our efforts in this regard will succeed.
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
Since not all of the outstanding equity securities of UMCJ were acquired in the tender offer, we initiated certain squeeze-out procedures as provided in the Japanese Companies Act. Pursuant to such procedures, as of the end of 2010, we, together with AWL, owned 100% of UMCJ. On June 7, 2010, we acquired 63,000 shares of UMCJ from AWL and other minority stockholders for approximately JPY782 million. In accordance with R.O.C. SFAS 25, the excess fair value of UMCJ’s identifiable net assets over the purchase price was allocated proportionately to UMCJ’s noncurrent assets. When the book value of those noncurrent assets acquired is reduced to zero, the remaining excess was recognized as an extraordinary gain. Accordingly, we recognized an extraordinary gain of NT$82 million from the UMCJ transaction. The acquisition of UMCJ from AWL was accounted for as an organization restructuring in accordance with ARDF Interpretation No. 95-081. The purchase price of JPY12,500 per share of the above transaction was determined based on AWL’s purchase price of UMCJ’s shares during the period from October 29 to December 14, 2009, at which time AWL considered the shares’ current trading value and future industry competition and operating strategies and obtained a fairness opinion from a security expert and a Certified Public Accountant to evaluate the reasonableness of the purchase price. We acquired 4,000 shares of UMCJ from AWL, our equity investee, for approximately JPY48 million. Furthermore, AWL intends to file for liquidation through a decision of its board of directors. One of the former stockholders of UMCJ has challenged the purchase or acquisition price and has filed an action under Japanese law. Such action does not “unwind” or disable the acquisition, but merely seeks additional compensation for the former stockholder’s shares. We intend to defend this claim and resist any additional payment. However, the only issue in the proceeding is the value to be paid; there is no material challenge to our ability to proceed with closing.
We compete for business on a global basis, and we believe it is necessary to establish and develop operations in multiple strategic geographic regions. We cannot assure you that the mergers and acquisitions we have undertaken will be closed successfully or that they will be closed on the terms we proposed. The failure to close these transactions or the failure to close them on terms as favorable as we have entered into and announced may impair our ability to realize the benefits we intend to achieve and have a material and adverse effect on our operations and business.
We may not be able to successfully integrate the operations to be acquired in Japan with our global activities.
Even after we successfully close the acquisition of UMCJ, we may not be able to integrate their operations with our current operations in accordance with the manners or the schedule or under the economic conditions we plan or target. In order to realize the benefits we expect from these transactions, we need to integrate the operations of the acquired facilities with our current facilities. Our ability to integrate the operations and facilities of UMCJ is dependent upon a number of factors, including:
•	technical competence of UMCJ;
•	management and engineering abilities of UMCJ;
•	our ability to adapt UMCJ to our processes, practices and management approaches;
•	our ability to optimize the process, equipment, capacity, customer and technology mix in our global operations;

•	communication and coordination between different locations; and
•	cultural compatibility.
Failure to successfully integrate the operations of UMCJ in the time frame we plan, or at all, will adversely affect the benefits we expect to enjoy and may have material adverse effects on our business and operations.
Our profit margin may substantially decline if we are unable to continuously improve our manufacturing yields, maintain high capacity utilization and optimize the technology mix of our silicon wafer production.
Our ability to maintain our profitability depends, in part, on our ability to:
•	maintain our capacity utilization, that is, the wafer-out quantity of 8-inch wafer equivalents divided by estimated total 8- inch equivalent capacity in a specified period. The estimated capacity numbers may differ depending upon equipment delivery schedules, pace of migration to more advanced process technologies and other factors affecting production ramp-ups;
•	maintain or improve our manufacturing yield, that is, the percentage of usable manufactured devices on a wafer; and
•	optimize the technology mix of our production, that is, the relative number of wafers manufactured utilizing different process technologies.
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
We have been largely dependent on a small number of customers for a substantial portion of our business. In 2010, our top ten customers accounted for 63.2% of our net operating revenues. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our net operating revenues. We cannot assure you that our net operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to, any of these customers could significantly reduce our net operating revenues.
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
Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology and to secure critical processing technology that we do not own at commercially reasonable terms. We cannot assure you that in the future we will be able to independently develop, or secure from any third party, the technology required for upgrading our production facilities or for meeting our customer needs. Our failure to successfully obtain such technology may seriously harm our competitive position.
Our ability to compete successfully also depends on our ability to operate without infringing on the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States or in certain other countries until months after they are filed. The semiconductor industry, because of the complexity of the technology used and the multitude of patents, copyrights and other overlapping intellectual property rights, is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. It is common for patent owners to assert their patents against semiconductor manufacturers. We have received from time to time communications from third parties asserting patents that cover certain of our technologies and alleging infringement of intellectual property rights of others, and we expect to continue to receive such communications in the future. See “Item 4. Information on the Company — B. Business Overview — Litigation” for more details of our ongoing litigation. In the event any third party was to make a valid claim against us or against our customers, we could be required to:
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
Hejian, a semiconductor manufacturer in Suzhou, China, was set up in December 2001. Soon after the establishment of Hejian, various rumors circulated that Hejian was set up by us. We immediately denied these rumors and clarified that we did not provide any capital nor did we transfer any technology to Hejian.
Nevertheless, in early 2006, the Hsinchu District Prosecutor’s Office brought criminal charges in the Hsinchu District Court against our former Chairman, Robert H. C. Tsao and our former Vice Chairman, John Hsuan in connection with their alleged breach of fiduciary duties and certain alleged violations of the R.O.C. Commercial Accounting Act. Prior to such charges, both our former Chairman and former Vice Chairman resigned from their respective positions with our company. In October 2007, the Hsinchu District Court found our former Chairman and former Vice Chairman not guilty, but the Prosecutor’s office filed an appeal with the Taiwan High Court in November 2007. On December 31, 2008, the Taiwan High Court rejected the prosecutor’s appeal and sustained the Hsinchu District Court’s decision. On January 20, 2009, Taiwan High Prosecutor’s office filed a further appeal with the Supreme Court. On December 3, 2009, the Supreme Court reversed the decision of, and remanded the case to, the Taiwan High Court for a new trial on the prosecutor’s appeal filed in November 2007. On September 14, 2010, the Taiwan High Court again ruled in our favor, finding our former Chairman and former Vice Chairman not guilty. The Prosecutor’s Office did not file for an appeal within the time allowed and, therefore, this case is now closed in our favor.
The R.O.C. Financial Supervisory Commission, or the R.O.C. FSC, a regulatory authority that supervises securities, banking, futures, and insurance activities in Taiwan, also began their investigation into whether there had been any violation of R.O.C. securities laws by us relating to Hejian. In April 2005, our former Chairman was fined (1) NT$2.4 million by the R.O.C. FSC for our delay in making timely public disclosure (within two days) regarding the information relating to Hejian, which had been resolved in our board meeting on March 4, 2005, or the March 4 Resolution, and (2) NT$0.6 million for our failure to disclose the information regarding the assistance we had provided to Hejian. Our former Chairman’s appeal in relation to such fines was overruled in early 2006, and our former Chairman filed a lawsuit in the Taipei Administrative High Court to challenge the R.O.C. FSC fines. In December 2007, the Taipei Administrative High Court revoked the R.O.C. FSC’s decision and ruled in favor of our former Chairman. In January 2008, the R.O.C. FSC filed an appeal with the Supreme Administrative Court. On November 5, 2009, the Supreme Administrative Court denied the R.O.C. FSC’s appeal. This case is now closed in favor of our former Chairman.
In connection with the March 4 Resolution, our company was also fined in the amount of NT$30,000 by the Taiwan Stock Exchange for an alleged delay in making public disclosure. After our former Chairman and former Vice Chairman were indicted by the prosecutor, our company was found by the R.O.C. Ministry of Economic Affairs, or the R.O.C. MOEA, to be in violation of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area and fined in the amount of NT$5 million for an alleged illegal investment in Hejian. Our appeal to the R.O.C. MOEA in relation to such fines was denied in late 2006. We filed an administrative lawsuit in December 2006 with the Taipei Administrative High Court to challenge the R.O.C. MOEA fine. In July 2007, the Taipei Administrative High Court revoked the R.O.C. MOEA’s decision and ruled in our favor. In August 2007, the R.O.C. MOEA filed an appeal with the Supreme Administrative Court. On December 10, 2009, the Supreme Administrative Court reversed the decision of, and remanded the case to, the Taipei High Administrative Court for a new trial on our administrative lawsuit. On July 21, 2010, the Taipei High Court ruled against us and we appealed to the Supreme Administrative Court on August 23, 2010. This matter remains open, with the case now pending in the Supreme Administrative Court.

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
The differences between R.O.C. and U.S. accounting standards affect the amount of our net income.
Our financial statements are prepared under R.O.C. GAAP, which differ in certain significant respects from U.S. GAAP. For a discussion of these differences, see Note 34 to our audited consolidated financial statements included elsewhere in this annual report. As a result, our net income (loss) attributable to the Company in 2008, 2009 and 2010 under U.S. GAAP was NT$(28,955) million, NT$2,572 million and NT$23,616 million (US$810 million), respectively, as compared to net income (loss) attributable to the Company under R.O.C. GAAP of NT$(22,320) million, NT$3,874 million and NT$23,899 million (US$820 million) in 2008, 2009 and 2010, respectively.
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
Our manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified to improve manufacturing yields and product performance. Impurities or other difficulties in the manufacturing process or defects with respect to equipment or supporting facilities can lower manufacturing yields, interrupt production or result in losses of products in process. As system complexity has increased and process technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. Although we have been enhancing our manufacturing capabilities and efficiency, from time to time we have experienced production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry. In the past we have encountered the following problems:
•	capacity constraints due to changes in product mix or the delayed delivery of equipment critical to our production, including scanners, steppers and chemical stations;
•	construction delays during expansions of our clean rooms and other facilities;
•	difficulties in upgrading or expanding existing facilities;
•	manufacturing execution system or automatic transportation system failure;
•	unexpected breakdowns in our manufacturing equipment and/or related facilities;
•	changing or upgrading our process technologies;
•	raw materials shortages and impurities; and
•	delays in delivery and shortages of spare parts and in maintenance for our equipment and tools
Should these problems repeat, we may suffer delays in delivery and/or loss of business and revenues. In addition, we cannot guarantee that we will be able to increase our manufacturing capacity and efficiency in the future to the same extent as in the past.

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
As is common in the semiconductor industry, we have from time to time experienced difficulties in ramping up production at new or existing facilities or effecting transitions to new manufacturing processes. As a result, we have suffered delays in product deliveries or reduced manufacturing yields. We may encounter similar difficulties in connection with:
•	the migration to more advanced process technologies, such as 45/40- and 28 nanometer process technology;
•	the joint development with vendors for more powerful tools (both in production and inspection) needed in the future to meet advanced process technology requirements; and
•	the adoption of new materials in our manufacturing processes.
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
We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of these suppliers’ wafers. For example, in 2010, we purchased a majority of our silicon wafers from four makers, Shin-Etsu Handotai Corporation, or Shin-Etsu, Siltronic AG, MEMC Corporation and Sumco Group (including Sumco Corporation and Formosa Sumco Technology Corporation). We may have long-term contracts with most of our suppliers if necessary. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.
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
We also depend on a limited number of manufacturers and vendors that make and maintain the complex equipment we use in our manufacturing processes. We also rely on these manufacturers and vendors to improve our technology to meet our customers’ demands as technology improves. In periods of unpredictable and highly diversified market demand, the lead time from order to delivery of this equipment can be as long as six to twelve months. If there are delays in the delivery of equipment or in the availability or performance of necessary maintenance, or if there are increases in the cost of equipment, it could cause us to delay our introduction of new manufacturing capacity or technologies and delay product deliveries, which may result in the loss of customers and revenues.
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
Most of our assets and many of our customers and suppliers are located in certain parts of Taiwan. Our operations and the operations of our customers and suppliers are vulnerable to earthquakes, floods, droughts, power losses and similar events that affect the locations of our operations. The occurrence of any of these events could interrupt our services and cause severe damages to wafers in process, or cause significant business interruptions. Although we maintain property damage and business interruption insurance for such risks, there is no guarantee that future damages or business loss from earthquakes will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient. In addition, our manufacturing facilities have occasionally experienced insufficient power supplies, and our operations have been disrupted.
Our operations may be delayed or interrupted and our business could suffer if we violate environmental, safety and health, or ESH, regulations.
The semiconductor manufacturing process requires the use of various gases, chemicals, hazardous materials and other substances such as solvents and sulfuric acid which may have an impact on the environment. We are always subject to ESH regulations, and a failure to manage the use, storage, transportation, emission, discharge, recycling or disposal of raw materials or to comply with these ESH regulations could result in (i) regulatory penalties, fines and other legal liabilities, (ii) suspension of production or delays in operation and capacity expansion, (iii) a decrease in our sales, (iv) an increase in pollution cleaning fees and other operation costs, or (v) damage to our public image, any of which could harm our business. In addition, as ESH regulations are becoming more comprehensive and stringent, we may incur a greater amount of capital expenditures in technology innovation and materials substitution in order to comply with such regulations, which may adversely affect our results of operations.
Climate change may negatively affect our business.
There is increasing concern that climate change is occurring and may have dramatic effects on human activity without aggressive remediation steps. A modest change in temperature would result in increased coastal flooding, changing precipitation patterns and increasing risk of extinction for the world’s species. Public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs.
Scientific examination of, political attention to and rules and regulations on issues surrounding the existence and extent of climate change may result in an increase in the cost of production due to increase in the prices of energy and introduction of energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing emissions of carbon dioxide, methane and other greenhouse gases. Enterprises may need to purchase at higher costs new equipment or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted could affect our operations negatively. Changes in environmental regulations, such those on the use of perfluorinated compounds, could increase our production costs, which could adversely affect our results of operation and financial condition.
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
A substantial portion of our net operating revenues is derived from sales to customers located in countries other than Taiwan, Singapore and Japan where our fabs are located. In 2008, 2009 and 2010, sales to our overseas customers accounted for 70.2%, 61.8% and 62.5%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan, Singapore and Japan to continue to represent a significant portion of our net operating revenues. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tax laws, import duties and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between Taiwan, Singapore, Japan and these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.
These disruptions in the international trading environment affect the demand for our manufacturing services and change the terms upon which we provide our manufacturing services overseas, which could seriously decrease our international sales.
Political, Economic and Regulatory Risks
We face substantial political risks associated with doing business in Taiwan, particularly due to the tense relationship between the R.O.C. and the People’s Republic of China, or the PRC, that could negatively affect the value of your investment.
Our principal executive offices and most of our assets and operations are located in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our shares and the ADSs may be affected by changes in R.O.C. governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the R.O.C. and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, further passed an Anti-Secession Law that authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the R.O.C. and the PRC have on occasions depressed the market prices of the securities of companies in the R.O.C.. Such initiatives and actions are commonly viewed as having a detrimental effect to reunification efforts between the R.O.C. and the PRC. Relations between the R.O.C. and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.
Our business depends on the support of the R.O.C. government, and a decrease in this support may increase our labor costs and decrease our net income after tax.
The R.O.C. government has been very supportive of technology companies such as us. For instance, the R.O.C.’s labor laws and regulations do not require employees of semiconductor companies, including our company, to be unionized, and permit these employees to work shifts of 10 hours each day on a two-days-on, two-days-off basis. We cannot assure you, however, that these labor laws and regulations will not be changed in the future. In the event that the R.O.C. government requires our employees to be unionized or decreases the number of hours our employees may work in a given day, our labor costs may increase significantly which could result in lower margins.
We, like many R.O.C. technology companies, have benefited from substantial tax incentives provided by the R.O.C. government. In 2010, such incentives resulted in a tax credit in the amount of NT$731 million (US$25 million). Among the incentives broadly enjoyed by R.O.C. technology companies, various tax benefits granted under Chapter 2 and Article 70-1 of the Statute for Upgrading Industries expired on December 31, 2009. Despite the fact that we can still enjoy the five-year tax holidays for the relevant investment plans approved by R.O.C. tax authority before the expiration of the Statute for Upgrading Industries, if more incentives are curtailed or eliminated, our net income after tax attributable to us may decrease.

Our future tax obligations may adversely affect our profitability.
The R.O.C. government enacted the R.O.C. Income Basic Tax Act, also known as the “Minimum Income Tax Statute”, or the Statute, which became effective on January 1, 2006. This Statute imposes an alternative minimum tax, or AMT. The AMT is designed to remedy the current excessive tax incentives for individuals and businesses. The AMT imposed under the Statute is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the Statute. For the purpose of calculating the AMT, the taxable income defined under the Statute includes most income that is exempted from income tax under various legislations, such as those providing tax holidays and investment tax credits. For businesses, the incomes which previously enjoyed tax-exemption privileges under relevant tax regulations, such as the Act for the Establishment and Administration of the Science Parks and the Statute for Upgrading Industries, will be subject to the new AMT system for the calculation of business taxpayers’ aggregate incomes. The AMT rate for business entities is 10%. Under the Statute, a company will be subject to a 10% AMT if its annual taxable income under the Statute exceeds NT$2 million. However, the Statute grandfathered certain tax exemptions granted prior to the enactment of the AMT. For example, businesses already qualified for five-year tax holidays and having obtained the applicable permission issued by the competent authority before December 31, 2005 may continue to enjoy tax incentives, and the income exempted thereunder will not to be added to the taxable income for the purpose of calculating the AMT, so long as the construction of their investment projects breaks ground within one year from January 1, 2006 and is completed within three years commencing from the day immediately following their receipts of the applicable permission issued by the competent authority. As the tax exemption periods expire or in the event of an increase in other taxable income subject to the Statute, such 10% AMT may adversely impact our net income after tax.
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
From September 19, 2000, the commencement date of the listing of our ADSs on the New York Stock Exchange, or the NYSE, to December 31, 2010, the daily reported closing prices of our ADSs ranged from US$14.88 per ADS to US$1.51 per ADS. The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which recently have experienced significant price volatility with respect to shares of technology companies. Fluctuation in interest rates and other general economic conditions may also have an effect on the market price of the ADSs.
Currency fluctuations could increase our costs relative to our revenues, which could adversely affect our profitability.
More than half of our net operating revenues are denominated in currencies other than New Taiwan dollars, primarily U.S. dollars and Japanese Yen. On the other hand, more than half of our costs of direct labor, raw materials and overhead are incurred in New Taiwan dollars. Although we hedge a portion of the resulting net foreign exchange position through the use of foreign currency forward contracts, we are still affected by fluctuations in exchange rates among the U.S. dollar, the Japanese Yen, the New Taiwan dollar and other currencies. For example, during the period from August 31, 2010 to February 15, 2011, the U.S. dollar depreciated 8.06% against the NT dollar. Any significant fluctuation in exchange rates may be harmful to our financial condition. In addition, fluctuations in the exchange rate between the U.S. dollar and the New Taiwan dollar will affect the U.S. dollar value of the ADSs and the U.S. dollar value of any cash dividends we pay, which could have a corresponding effect on the market price of the ADSs.

Compliance with the US Conflict Minerals Law may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost.
Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo or adjoining countries, which include: Sudan; Uganda; Rwanda; Burundi; United Republic of Tanzania; Zambia; Angola; Congo; and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. Under present regulations, we and our customers are required to survey and disclose whether our processes or products use or rely on conflict minerals. The SEC has proposed draft regulations that would require companies to disclose the use of conflict materials. Although we expect that we and our vendors will be able to comply with the requirements, there can be no guarantee that we will be able to gather all the information required. In addition, there is increasing public sentiment that companies should avoid using conflict materials from the DRC and adjoining countries. Although we believe our suppliers do not rely on such conflict materials, there can be no guarantee that we will continue to be able to obtain adequate supplies of materials needed in our production from supply chains outside the DRC and adjoining countries. A failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business.
Risks Related to the Shares and ADSs and Our Trading Markets
Restrictions on the ability to deposit shares into our ADS program may adversely affect the liquidity and price of the ADSs.
The ability to deposit shares into our ADS program is restricted by R.O.C. law. Under current R.O.C. law, no person or entity, including you and us, may deposit shares into our ADS program without specific approval of the R.O.C. FSC except for the deposit of the shares into our ADS program and for the issuance of additional ADSs in connection with:
(1)	distribution of share dividends or free distribution of our shares;
(2)	exercise of the preemptive rights of ADS holders applicable to the shares evidenced by ADSs in the event of capital increases for cash; or
(3)	delivery of our shares which are purchased in the domestic market in Taiwan directly by the investor or through the depositary or are already in the possession of the investor to the custodian for deposit into our ADS program, subject to the following conditions: (a) the re-issuance is permitted under the deposit agreement and custody agreement, (b) the depositary may accept deposit of those shares and issue the corresponding number of ADSs with regard to such deposit only if the total number of ADSs outstanding after the issuance does not exceed the number of ADSs previously approved by the R.O.C. FSC, plus any ADSs issued pursuant to the events described in (1) and (2) above and (c) this deposit may only be made to the extent previously issued ADSs have been withdrawn.
As a result of the limited ability to deposit shares into our ADS program, the prevailing market price of our ADSs on the NYSE may differ from the prevailing market price of the equivalent number of our shares on the Taiwan Stock Exchange.

Holders of our ADSs will not have the same proposal or voting rights as the holders of our shares, which may affect the value of your investment.
Except for treasury shares and shares held by our subsidiaries which meet certain criteria provided under the R.O.C. Company Act, each common share is generally entitled to one vote and no voting discount will be applied. However, except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attached to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attached to the shares represented by the ADSs. The voting rights attached to the shares evidenced by our ADSs must be exercised as to all matters brought to a vote of stockholders collectively in the same manner.
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
Your ability to convert proceeds received from your ownership of ADSs depends on existing and future exchange control regulations of the Republic of China. Under the current laws of the Republic of China, an ADS holder or the depositary, without obtaining further approvals from the R.O.C. Central Bank of China, or the CBC, or any other governmental authority or agency of the Republic of China, may convert NT dollars into other currencies, including U.S. dollars, in respect of:
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
Our corporate affairs are governed by our articles of incorporation and by laws governing R.O.C. corporations. The rights of our stockholders to bring stockholders’ suits against us or our board of directors under R.O.C. law are much more limited than those of the stockholders of U.S. corporations. Therefore, our public stockholders may have more difficulty protecting their interests in connection with actions taken by our management, members of our board of directors or controlling stockholders than they would as stockholders of a U.S. corporation. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Rights to Bring Stockholders’ Suits” included elsewhere in this annual report for a detailed discussion of the rights of our stockholders to bring legal actions against us or our directors under R.O.C. law.
Holders of our ADSs will be required to appoint several local agents in Taiwan if they withdraw shares from our ADS program and become our stockholders, which may make ownership burdensome.
Non-R.O.C. persons wishing to withdraw shares represented by their ADSs from our ADS program and hold our shares represented by those ADSs are required to, among other things, appoint a local agent or representative with qualifications set forth by the R.O.C. FSC to open a securities trading account with a local brokerage firm, pay R.O.C. taxes, remit funds and exercise stockholders’ rights. In addition, the withdrawing holders are also required to appoint a custodian bank with qualifications set forth by the R.O.C. FSC to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information. Without making this appointment and opening of the accounts, the withdrawing holders would not be able to subsequently sell our shares withdrawn from a depositary receipt facility on the Taiwan Stock Exchange. Under R.O.C. law and regulations, except under limited circumstances, PRC persons are not permitted to withdraw the shares underlying the ADSs or to register as a stockholder of our company. Under the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors promulgated by the R.O.C. Executive Yuan on April 30, 2009, as amended, only qualified domestic institutional investors, or QDIIs, are permitted to withdraw the shares underlying the ADSs, subject to compliance with the withdrawal relevant requirements, and only qualified domestic institutional investors, or QDIIs, and limited entities or individuals who meet the qualification requirements set forth therein are permitted to own shares of an R.O.C. company listed for trading on the Taiwan Stock Exchange, provided that among other restrictions generally applicable to investments made by PRC persons, their shareholdings are subject to certain restrictions as set forth in the abovementioned regulations and that such mainland area investors shall apply for a separate approval if their investment, individually or in aggregate, amounts to or exceeds 10 percent of the shares of any R.O.C. company.

You may not be able to enforce a judgment of a foreign court in the R.O.C..
We are a company limited by shares incorporated under the R.O.C. Company Act. Most of our assets and most of our directors, supervisors and executive officers and experts named in the registration statement are located in Taiwan. As a result, it may be difficult for you to enforce judgments obtained outside Taiwan upon us or such persons in Taiwan. We have been advised by our R.O.C. counsel that any judgment obtained against us in any court outside the R.O.C. arising out of or relating to the ADSs will not be enforced by R.O.C. courts if any of the following situations shall apply to such final judgment:
•	the court rendering the judgment does not have jurisdiction over the subject matter according to R.O.C. law;
•	the judgment or the court procedure resulting in the judgment is contrary to the public order or good morals of the R.O.C.;
•	the judgment was rendered by default, except where the summons or order necessary for the commencement of the action was legally served on us within the jurisdiction of the court rendering the judgment within a reasonable period of time or with judicial assistance of the R.O.C.; or
•	judgments of R.O.C. courts are not recognized in the jurisdiction of the court rendering the judgment on a reciprocal basis.
We may be considered a passive foreign investment company, which could result in adverse U.S. tax consequences for U.S. investors.
We do not believe that we were a passive foreign investment company, or PFIC, for 2010 and we do not expect to become one in the future, although there can be no assurance in this regard. Based upon the nature of our business activities, we may be classified as a passive foreign investment company for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor.
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
A. History and Development of the Company
Our legal and commercial name is United Microelectronics Corporation, commonly known as “UMC”. We were incorporated under the R.O.C. Company Law as a company limited by shares in May 1980 and our shares were listed on the Taiwan Stock Exchange in 1985. Our principal executive office is located at No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, and our telephone number is 886-3-578-2258. Our Internet website address is www.umc.com. The information on our website does not form part of this annual report. Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000.
We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. Percentages of our net wafer sales derived from our products used in communication devices, consumer electronics, PCs, memory and other applications were 54.3%, 30.7%, 12.2%, 1.0% and 1.8%, respectively, in 2010.

We focus on the development of leading mass-producible manufacturing process technologies. We were among the first in the foundry industry to go into commercial operation with such advanced capabilities as producing integrated circuits with line widths of 0.25, 0.18, 0.15, 0.13 micron and 90, 65 and 45/40 nanometer. Advanced technologies have enabled electronic products, especially in relation to computer, communication and consumer products, to integrate their functions in new and innovative methods. Networking capabilities have allowed electronic products such as computers, tablets, cell phones, televisions, PDAs, CD-ROMs and digital cameras to communicate with each other to exchange information. More powerful semiconductors are required to drive multimedia functions (e.g. processing visual data) and to resolve network bandwidth issues. At the same time, the trend toward personal electronic devices has resulted in products that are becoming physically smaller and consume less power. Process technology must also shrink the volumes of products aggressively to cater to this trend of integrating multiple functions, reducing the size of components needed for operation and lowering IC power consumption. Dedicated semiconductor foundries need to achieve this process improvement and at the same time develop multiple process technologies to satisfy the varying needs of computer, communication and consumer products. We believe our superior process technologies will enable us to continue to offer our customers significant performance benefits for their products, faster time-to-market production, cost savings and other competitive advantages.
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
Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Infineon and STMicroelectronics, and leading fabless design companies, such as Xilinx, Broadcom, MediaTek, Realtek and Novatek. In 2010, our company’s top ten customers accounted for 63.2% of our net operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

For the disclosure related to our acquisition of Hejian, the contents of the Form 6-K we furnished to the Commission on April 29, 2009 (File No. 001-15128) are hereby incorporated by reference. At our annual stockholders’ meeting in 2009, the stockholders approved our proposed acquisition of Infoshine, the holding company of Hejian, with the acquisition subject to our ability to obtain the approvals from the necessary authorities pursuant to relevant laws and regulations. Hejian is engaged in the semiconductor foundry business and owns an 8-inch fab in Suzhou, China. Investment by an R.O.C. company in the PRC to engage in semiconductor foundry business is strictly regulated by the R.O.C. government. Traditionally, only manufacturing of semiconductor wafers of 8 inches or smaller sizes is permitted, and the number of total investment projects in the semiconductor foundry business undertaken by R.O.C. companies, taken as a whole, is subject to a quota. When our stockholders approved the acquisition, however, there was no quota available. In February 2010, the relevant restrictions were partially lifted, and the quota and the restriction on the size of semiconductor wafers produced are not applicable if (i) an investment is made through merger or acquisition; (ii) the rest of the applicable requirements, such as the processing technology gap between the R.O.C. company and its investment target, shall be satisfied; and (iii) the investment application is approved by the R.O.C. government, which approval is at the government’s discretion. We plan to pursue approval of our acquisition of the holding company of Hejian, but there can be no guarantee that we will successfully obtain such approval. Moreover, an investment regulation governing foreigners’ holdings of Taiwanese securities, along with restrictions from the amended Operating Rules of the Taiwan Stock Exchange Corporation for issuing new shares to acquire foreign unlisted companies, presently precludes the issuance of common shares or ADR’s as exclusive payment options for such an acquisition. Furthermore, Hejian’s stockholders have not agreed to accept cash-only payments. To continue searching for further integration, on March 16, 2011, our Board of Directors proposed an offer to the stockholders of Best Elite, which owns 100% of the shares of Infoshine, to purchase their shares and thereby obtain additional 30% ownership of Hejian. However, we cannot assure you that our efforts in this regard will succeed.
For the disclosure related to our tender offer of UMCJ, the contents of the Forms 6-K we furnished to the Commission on October 28, 2009 (File No. 001-15128) and December 21, 2009 (File No. 001-15128) are hereby incorporated by reference. After the tender offer which was held from October 29, 2009 to December 14, 2009, 403,368 shares of UMCJ were purchased, and we and AWL together held 94.79% of UMCJ shares. UMCJ then delisted from the Jasdaq Securities Exchange in accordance with its listing rules on March 19, 2010. Since not all of the outstanding equity securities of UMCJ were acquired, we initiated certain squeeze-out procedures as provided in the Japanese Companies Act. Pursuant to such procedures, as of the end of 2010, we, together with AWL, owned 100% of UMCJ. On June 7, 2010, we acquired 63,000 shares of UMCJ from AWL and other minority stockholders for approximately JPY782 million. In accordance with R.O.C. SFAS 25, the excess fair value of UMCJ’s identifiable net assets over the purchase price was allocated proportionately to UMCJ’s noncurrent assets. When the book value of those noncurrent assets acquired are reduced to zero, the remaining excess was recognized as an extraordinary gain. Accordingly, we recognized an extraordinary gain of NT$82 million from the UMCJ transaction. The acquisition of UMCJ from AWL was accounted for as an organization restructuring in accordance with ARDF Interpretation No. 95-081. The purchase price of JPY12,500 per share of the above transaction was determined based on AWL’s purchase price of UMCJ’s shares during the period from October 29 to December 14, 2009, at which time AWL considered the shares’ current trading value and future industry competition and operating strategies and obtained a fair opinion from a security expert and a Certified Public Accountant to evaluate the reasonableness of the purchase price. We acquired 4,000 shares of UMCJ from AWL, our equity investee, for approximately JPY48 million. Furthermore, AWL intends to file for liquidation through a decision of its board of directors. One of the former stockholders of UMCJ has challenged the purchase or acquisition price, filing an action under Japanese law. Such action does not “unwind” or disable the acquisition, but merely seeks additional compensation for the former stockholder’s shares. We intend to defend this claim, and to resist any additional payment. However, the only issue in the proceeding is the value to be paid; there is no material challenge to our ability to proceed with closing.
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
Operate as a Customer-Driven Foundry. We plan to operate as a customer-driven foundry. The increasing complexity of 45-nanometer and more advanced technologies has impacted the entire chip industry, as ICs can now be designed with greater gate density and higher performance while incorporating the functions of an entire system. These advanced designs have created a new proliferating market of advanced mobile digital devices such as smart phones, which have decreased in size but greatly increased in functionality. We collaborate closely with our customers as well as partners throughout the entire supply chain, including equipment, electronic design automation tool and intellectual property, or IP, vendors to work synergistically toward each customer’s SoC silicon solution. We also possess experience and know-how in system design and architecture to integrate customer designs with advanced process technologies and IP. We believe the result is a higher rate of first-pass silicon success for our SoC solutions. Our customer-driven foundry solutions begin with a common logic-based platform, where designers can choose the process technologies and transistor options that best fit their specific application. From there, technologies such as radio frequency complementary metal-oxide-semiconductor, or RF CMOS, and embedded Flash memories can be used to further fine-tune the process for customers’ individual needs. Furthermore, as IP has become critical resources for SoCs, our portfolio includes basic design building blocks as well as more complex IP of optimized portability and cost, developed both internally and by third-party partners. With advanced technology, a broad IP portfolio, system knowledge and advanced 300-millimicron manufacturing, we offer comprehensive solutions that help customers deliver successful results in a timely fashion.
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
Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies. We believe that maintaining and enhancing our leadership in mass-producible semiconductor manufacturing technology is critical to attract and retain customers. Our reputation for technological excellence has attracted both established and emerging leaders in the semiconductor industries who work closely with us on technology development. In addition, we believe our superior processing expertise has enabled us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue building internal research and development expertise, to focus on process development and to establish alliances with leading and specialty semiconductor companies to accelerate access to next-generation and specialized technologies. For example, we expect to deliver our 28-nanometer technology to our customers in 2011 to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size. We believe our progress in developing more advanced process technologies has benefited our customers in the fields of computers, communications, consumer electronics and others with special preferences in certain aspects of the products, such as the ultimate performance, density and power consumption.

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
As a step in our continuing expansion of our manufacturing complex in the Tainan Science Park in southern Taiwan, we completed the construction of our second 300mm fab in Taiwan in May 2009, and moved the equipment into this fab in July 2010. Total investment for this fab will be around US$4.5~5 billion, with a maximum designed monthly production capacity of approximately 40,000 (300mm) wafers.
The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2010.

	Fab 6A	Fab 8A	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 12A	Fab 12i	UMCJ
Commencement of volume production	1989	1995	1998	2000	1998	2000	2000	2002	2004	1996
Estimated full capacity(1)(2)	49,300 wafers per months	68,000 wafers per months	30,000 wafers per months	28,000 wafers per months	35,100 wafers per months	32,500 wafers per months	25,500 wafers per months	32,170 wafers per months	43,807 wafers per months	20,000 wafers per Months
Wafer size	6-inch (150mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	12-inch (300mm)	12-inch (300mm)	8-inch (200mm)

(1)	Measured in stated wafer size.

(2)	The capacity of a fab is determined based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance and expected product mix.

The following table sets forth the size and primary use of our facilities and whether such facilities, including land and buildings, are owned or leased. Our land in the Hsinchu and Tainan Science Parks is leased from the R.O.C. government.

Building
	Size		Land	(Owned or
Location	(Land/Building)	Primary Use	(Owned or Leased)	Leased)
(in square meters)
Fab 6A, 10 Innovation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30076, R.O.C.	27,898/34,609 6-inch wafer production	6-inch wafer production	Leased (expires in December 2026)	Owned

Fab 8A, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	43,468/83,699 8-inch wafer production	8-inch wafer production	Leased (expires in March 2014)	Owned

Fab 8C, 6 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	24,678/71,427 8-inch wafer production	8-inch wafer production	Leased (expires in March 2016)	Owned

Fab 8D, 8 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	8,036/29,181 8-inch wafer production	8-inch wafer production	Leased (expires in March 2016)	Owned

Fab 8E, 17 Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	35,000/76,315 8-inch wafer production	8-inch wafer production	Leased (expires in February 2016)	Owned

Fab 8F, 3 Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	24,180/65,736 8-inch wafer production	8-inch wafer production	Leased (expires in February 2018)	Owned

Fab 8S, 16 Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30077, R.O.C.	20,404/65,614 8-inch wafer production	8-inch wafer production	Leased (expires in December 2023)	Owned

Fab 12A, 18, 20 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	113,661/316,456 12-inch wafer production	12-inch wafer production	Leased (expires in November 2030)	Owned

Fab 12i, 3 Pasir Ris Drive 12 Singapore 519528	85,737/142,169 12-inch wafer production	12-inch wafer production	Leased (expires in March 2031)	Owned

UMCJ, 1580, Yamamoto, Tateyama-City, Chiba, Japan	387,551/61,111 8-inch wafer production	8-inch wafer production	83% owned, 17% leased (expires in June 2049)	96% Owned, 4% Leased

United Tower, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	8,818/85,224 Administration office	Administration office	Leased (expires in March 2014)	Owned

Neihu Rd. office, 8F,68.Sec. 1,Neihu Rd., Taipei Taiwan 11493, R.O.C.	626/4,817 Administration office	Administration office	Owned	Owned

Testing Building, 1, Chin-Shan, St. 7, Hsinchu, Taiwan 30080, R.O.C.	10,762/41,318 Leased to several companies	Leased to several companies	Owned	Owned

R&D Building, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	42,000/47,501 Research and development	Research and development	Leased (expires in December 2023)	Owned

Building
	Size		Land	(Owned or
Location	(Land/Building)	Primary Use	(Owned or Leased)	Leased)
(in square meters)
Nexpower, No.2, Houke S.Rd., Houli Township, Taichung, Taiwan 42152, R.O.C.	90,634/78,212 Sun power production	Sun power production	Leased (expires in December 2026)	Owned

Topcell, No. 1560, Sec. 1, Zhongshan Rd., Guanyin Township, Taoyuan, Taiwan 32852, R.O.C.	16,873/29,124 6-inch cell production	6-inch cell production	Leased (expires in March 2018)	Leased (expires in March 2018)
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
The continued enhancement of our process technologies has enabled us to manufacture semiconductor devices with smaller geometries, allowing us to produce more dice on a given wafer. We pioneered the production of semiconductor products with 0.25 and 0.18 micron process technology in 1997 and 1999, respectively, and used copper interconnect metallurgic to allow better reliability and higher conductibility than traditional aluminum interconnects. We began volume production using 0.13-micron process technology in 2002. Our extensive experience in the 0.13-micron process technology has helped smooth our transition to 90- nanometer pilot production. Our 90-nanometer process marks further advance in our technology achievements, incorporating up to nine copper metal layers, triple gate oxide and other advanced features and using chrome-less phase-shift masks. This technology has been in volume production since the second quarter of 2004 after passing several product certifications. In 2005, our research and development teams continued to work closely with the manufacturing staff to finalize our 90-nanometer technology portfolio. These collaborative efforts, performed in our best-in-class 300mm facilities, contributed to the improvement of high density 6T-SRAM yield to the maturity level of more than 90%. Our accomplishments led to multiple design awards followed by first silicon success, including a PC graphic IC and the world’s first 90-nanometer Wireless Local Area Network (WLAN) RF chip featuring a unique and specially developed inductor scheme. In addition, we were able to develop, within 6 months, several customized 90-nanometer processes tailored to our customers’ device specifications, and demonstrated product success by delivering record high yield for the first product lots. Our first fully-functional 65-nanometer wireless digital baseband customer IC was produced in July of 2005, after only a year since this research and development project began at this facility.
Since the third quarter of 2006, we have begun the mass production of a next-generation 65-nanometer FPGA product, which features a 65% logic capacity increase over previous generation of FPGAs with triple gate oxide and 11 copper metal layers. Our 65- nanometer development team is not only independently developing our technologies in-house but is also bringing up customized process technologies to match customer specific needs. Furthermore, our 45/40-nanometer process technologies, which are jointly developed by us and our strategic partners have been in production since the first half of 2009, significantly increasing the competitive advantages of our customers by providing better device performance in a smaller die size.

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab, in 2010, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2008, 2009 and 2010:

		Year ended
		December 31,
		2010
		Range of	Year Ended December 31,
	Year of	Process)	2008	2009	2010
	Commencement	Technologies	(in thousands of 8-inch wafer
	of Operation	(in microns)	equivalents, except percentages)
Fab
Fab 6A	1989	0.5	328	328	332
Fab 8A	1995	0.5 to 0.25	816	816	816
Fab 8C	1998	0.35 to 0.13	400	402	366
Fab 8D	2000	0.18 to 0.09	260	270	314
Fab 8E	1998	0.5 to 0.15	408	408	410
Fab 8F	2000	0.25 to 0.13	374	381	387
Fab 8S	2000	0.25 to 0.13	294	300	303
Fab 12A	2002	0.18 to 0.028	884	888	842
Fab 12i	2004	0.13 to 0.065	743	815	1,022
UMCJ	1996	0.35 to 0.15	240	240	240
Total estimated capacity	—	—	4,747	4,848	5,031
Total output (actual)	—	—	3,355	3,362	4,713
Average capacity utilization	—	—	70.7%	69.4%	93.7%
The table below sets forth a breakdown of number and percentage of wafer output by process technologies in 2008, 2009 and 2010.

	Year Ended December 31,
	2008		2009		2010
	(in thousands of 8-inch wafer equivalents, except percentages)
Technology
65 nanometers and under	147	4.3%	270	8.0%	761	16.1%
90 nanometers	701	21.0	605	18.0	584	12.4
0.13 micron	555	16.5	602	17.9	997	21.2
0.15 micron	258	7.7	269	8.0	367	7.8
0.18 micron	587	17.5	587	17.4	611	13.0
0.25 micron	110	3.3	76	2.3	144	3.0
0.35 micron	728	21.7	655	19.5	766	16.3
0.50 micron or higher	269	8.0	298	8.9	483	10.2

Total	3,355	100.0%	3,362	100.0%	4,713	100.0%

Capacity and Utilization
The fabs in Taiwan that we own directly are named Fab 6A, Fab 8A, Fab 8C, Fab 8D, Fab 8E, Fab 8F and Fab 8S, all of which are located in the Hsinchu Science Park in Taiwan, and Fab 12A, which is located in the Tainan Science Park in Taiwan. The fab in Singapore is named Fab 12i. The fab in Japan is named UMCJ.
Our average capacity utilization rate was, 70.7% in 2008, 69.4% in 2009 and 93.7% in 2010.
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

Raw Materials
Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious sputtering targets. These raw materials are generally available from several suppliers. Our policy with respect to raw material purchases, similar to that for equipment purchases, is to select only a small number of qualified vendors who have demonstrated quality and reliability on delivery time of the raw materials. We may have any long-term supply contracts with our vendors if necessary.
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
Circuit Design. At this initial design stage, our engineers generally work with our customers to ensure that their designs can be successfully and cost-effectively manufactured in our facilities. We have assisted an increasing number of our customers in the design process by providing them with access to our partners’ electronic design analysis tools, intellectual property and design services as well as by providing them with custom embedded memory macro-cells. In our Silicon Shuttle program, we offer customers and intellectual property providers early access to actual silicon samples with their desired intellectual property and content in order to enable early and rapid use of our advanced technologies. The Silicon Shuttle program is a multi-chip test wafer program that allows silicon verification of intellectual property and design elements. In the Silicon Shuttle program, several different vendors can test their intellectual property using a single mask set, greatly reducing the cost of silicon verification for us and the participating vendors. The high cost of masks for advanced processes makes this program attractive to intellectual property vendors. ARM Limited, Faraday Technology Corp., or Faraday Technology, MIPS Technologies International, Virage Logic Corporation (recently acquired by Synopsys) and Synopsys Inc. have utilized our Silicon Shuttle program. In our Alliance Program, we coordinate with leading suppliers of intellectual property, design and ASIC services to ensure their offerings are available to our customers in an integrated, easy to use manner which matches customers’ need to our technologies. With a view to lowering customer design barriers, we expanded our design support functions from conventional design support to adding intellectual property development to complement third-party intellectual properties and to provide customers with the widest range of silicon-verified choices. Our offerings range from design libraries to basic analog mixed-mode intellectual properties which, together, have helped shorten our customer’s design cycle time.
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
Customers and Markets
Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Infineon and STMicroelectronics, and leading fabless design companies, such as Xilinx, Broadcom, MediaTek, Realtek and Novatek. Although we are not dependent on any single customer, a significant portion of our net operating revenues have been generated from sales to a few customers. Our top ten customers accounted for approximately 63.2% of our net operating revenues in 2010. Set forth below is a geographic breakdown of our operating revenues in 2008, 2009 and 2010.

	Year Ended December 31,
Region	2008	2009	2010
Taiwan	29.8%	38.2%	37.5%
Asia (excluding Taiwan)	5.1	10.6	15.2
North America	55.4	50.2	47.3
Europe	9.7	1.0	0.0

Total	100.0%	100.0%	100.0%

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. Because we are an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. For 2010, net wafer sales represents 95.0% of our net operating revenue, and excludes revenue from testing, mask and other services. The following table presents the percentages of our net wafer sales by types of customers during the last three years.

	Year Ended December 31,
Customer Type	2008	2009	2010
Fabless design companies	73.2%	79.2%	78.1%
Integrated device manufacturers	26.8	20.8	21.9

Total	100.0%	100.0%	100.0%

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
For IP offerings, we work with several leading IP vendors from digital, memory and analog fields in the semiconductor industry, such as Faraday Technology Corp., Synopsys Inc., ARM Limited, and eMemory Technology Inc., to deliver quality IP blocks that have been silicon validated using our advanced processes. Our alliance programs with major electronic design automation vendors, such as Cadence, Magma, Mentor and Synopsys Inc., provide our customers with digital/analog reference design procedures and easy-to-use design solutions. By continuously enhancing our IP offerings, reference design procedures and design services through collaboration with major vendors, we aim to provide complete, accurate and user-friendly design solutions to our customers.

As a design moves into manufacturing production, we continue to provide ongoing customer support through all phases of the manufacturing process. The local account manager works with our customer service representative to ensure the quality of our services, drawing upon our marketing and customer engineering support teams as required.
We offer an online service, “MyUMC”, which gives our customers easy access to our foundry services by providing a total online supply chain solution. MyUMC offers 24-hour access to detailed account information such as manufacturing, engineering and design support documents through each customer’s own customized start page. The features that are available to customers through MyUMC include (i) viewing the status of orders from the start of production to the final shipping stages; (ii) designing layouts to shorten customers’ tape out time; (iii) collecting customer engineering requests; (iv) gathering and downloading documents for design purposes; (v) and accessing online in real-time the same manufacturing data used by our fab engineers. In addition, we have a system-to-system connecting service to provide direct data exchange between our system and our customers’ systems. In order to continue to improve our information security management, our information technology division received ISO/IEC 27001:2005 certification in March 2008.
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
We believe that our primary competitors in the foundry services market are Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation and Globalfoundries Inc., as well as the foundry operation services of some integrated device manufacturers such as IBM, Samsung, Intel and Toshiba. Other competitors such as DongbuAnam Semiconductor, Grace Semiconductor Manufacturing Corp., X-FAB Semiconductors Foundries AG and Silterra Malaysia Sdn. Bhd. have initiated efforts to develop substantial new foundry capacity, although much of such capacity involves less cost-effective production than the 12-inch fabs for which we possess technical know-how. New entrants in the foundry business are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. The principal elements of competition in the semiconductor foundry industry include technical competence, production speed and cycle time, time-to-market, research and development quality, available capacity, manufacturing yields, customer service and price. We believe that we compete favorably with the new competitors on each of these elements, particularly our technical competence and research and development capabilities.

Intellectual Property
Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes and activities. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2010, we held 3,751 U.S. patents and 6,170 patents issued outside of the United States.
Our ability to compete also depends on our ability to operate without infringing on the proprietary rights of others. The semiconductor industry is generally characterized by frequent claims and litigation regarding patent and other intellectual property rights. As is the case with many companies in the semiconductor industry, we have from time to time received communications from third parties asserting patents that allegedly cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect that we will receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources to the defense of these claims, which could seriously harm our company. See “Item 3. Key Information—D. Risk Factors—Our inability to obtain, preserve and defend intellectual property rights could harm our competitive position.”
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
We have entered into various patent cross-licenses with major technology companies, including a number of leading international semiconductor companies, such as IBM, Renesas (and formerly Hitachi), Freescale (and formerly Motorola) and LSI. Our cross licenses may have different terms and expiry dates. Depending upon our competitive position and strategy, we may or may not renew our cross licenses and further and we may enter into additional technology and/or intellectual property licenses in the future.
Research and Development
We spent NT$8,274 million, NT$8,044 million and NT$8,740 million (US$300 million) in 2008, 2009 and 2010, respectively, on research and development, which represented 8.6%, 8.8% and 6.9% respectively, of our net operating revenues for these periods. Our research and development efforts are mainly focused on delivering SoC foundry solutions that consist of the world’s leading process technologies, customer support services and manufacturing techniques. These resources provide our foundry customers with improved opportunities to develop SoC products that supply the global market. Our commitment to research and development can be illustrated by our 2010 research and development expenditures, which reached approximately 6.9% of net operating revenues. In June 2007, we completed the construction of a research and development center for nanometer technologies in the Tainan Science Park. The research and development center allows for seamless application of advanced process technology in the research and development phase to the manufacturing phase.
As of March 31, 2011, we employed 1,084 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.
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
We issued two tranches of zero coupon exchangeable bonds due 2014 in December 2009. The two exchangeable bond offerings consist of $127.2 million bonds exchangeable into common shares of Unimicron Technology Corporation, or Unimicron, and $80 million bonds exchangeable into common shares of Novatek Microelectronics Corp., Ltd., or Novatek. As of December 31, 2010, no bonds had been exchanged into common shares of Unimicron and Novatek, respectively.
On March 16, 2011, our board of directors authorized the issuance of up to US$500 million principal value of unsecured zero coupon euro convertible bonds. The proceeds of this contemplated offering would be used for purchasing machinery and equipment. Any offering of convertible bonds would be subject to market conditions and the approval of Securities and Futures Bureau, Financial Supervisory Commission, Executive Yuan, R.O.C..
In 2008, we sold 5 million common shares of MediaTek for NT$1,673 million. In 2009, we sold 2 million common shares of MediaTek for NT$809 million. In 2010, we did not sell any common shares of MediaTek. As of December 31, 2010, we did not have any common shares of MediaTek.
In addition, we sold 3.6 million common shares of ITE Tech. Inc., or ITE, for NT$137 million and 6.3 million common shares of Holtek Semiconductor Inc., or Holtek, for NT$253 million in 2008. In 2009, we sold 0.5 million common shares of ITE for NT$35 million. We did not sell any common shares of Holtek in 2009. In 2010, we sold 0.2 million common shares of ITE for NT$11 million (US$0.4 million), 0.2 million common shares of Holtek for NT$9 million (US$0.3 million) and 96 million common shares of Mega Financial Holding Company, or Mega, for NT$1,903 million (US$65 million). As of March 31, 2011, we held 14.84%, 16.19% and nil in ITE, Holtek and Mega, respectively.
In recent years many developed and developing countries have listed energy saving and carbon reduction as primary administrative policies to tackle the challenge of potential energy shortages in future. Technologies for renewable energy and energy saving are expected to become a focus in future technology development and the growth of green energy related industries is predictable. On August 24, 2009, our Board of Directors approved the establishment of our New Business Development Center and its 100% owned subsidiary, UMC New Business Investment Corporation. As of December 31, 2010, the paid-in capital of the New Business Development Center is NT$3 billion. We established the New Business Development Center to capitalize on high growth and high profit in potential industries such as solar, LED and semiconductor through timely strategic investment. In the short to mid-term, we plan to complete the development of related technologies and establish a preliminary scale of operations. For the long term, as key proficiencies mature and resource integration is complete, the new energy business is expected to become one of our core businesses. We expect these measures will position us well for future growth.
Environmental, Safety and Health Matters
UMC implemented extensive ESH management systems since 1996. These systems enable our operations to identify applicable ESH regulations, assist in evaluating compliance status and timely establish loss preventive and control measures. The systems we implemented in all our fabs have been certified as meeting the ISO 14001 and OHSAS 18001 standards. ISO 14001 consists of a set of standards that provide guidance to the management of organizations to achieve an effective environmental management system. Procedures are established at manufacturing locations to ensure that all accidental spills and discharges are properly addressed. OHSAS 18001 is a recognizable occupational health and safety management system standard, which may be applied to assess and certify our management systems. Our goal in implementing ISO 14001 and OHSAS 18001 systems is to continually improve our ESH management, comply with ESH regulations and to be a sustainable green foundry. UMC’s major ESH policies include:

Environmental Protection Aspects:
•	To be an environmentally friendly enterprise characterized by continual improvement with a goal of pollution-free production;
•	To incorporate our environmental management system into the general organizational management system;
•	To take initiatives to reduce waste production and prevent pollution by introducing and developing environmentally friendly technology for design, production and operation;
•	To conserve energy and recycle resources in order to be a model of environmental protection for the international community;
•	To fulfill corporate social responsibilities by playing an active role in public and community affairs to improve and protect the environment;
•	To educate employees about environmentally sound ethics and practices.
Safety and Health Aspects :
•	To achieve a goal of zero accidents and comply with all applicable safety and regulatory requirements to ensure safety is the top priority for UMC’s sustainable development.
•	To reinforce best safety and health management practice to reach international ESH and risk management standards.
•	To adopt risk control advanced ESH management and rescue technologies to enhance company’s standards.
•	To provide safe work environment and operation through preventive management and audit.
•	To eliminate hazard factors and prevent incidents through each and every ownership of responsibilities in safety and health.
•	To encourage all employees to actively participate in safety and health training and promotional activities.
As a member of the global community and a semiconductor industry leader, we have implemented measures to deal with environmental problems and mitigate climate change. We have introduced green concepts in our operations, including green commitment, management, procurement, production, products, recycling, office, education and marketing.
In order to conquer the green barrier formed by the ROHS (the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment) Directive, we established a cross-division HSPM (Hazardous Substances Process Management) committee to manage all development and implementation of related work. We completed the final system audit for QC 080000 ICEQ HSPM qualification, a certification for having a hazardous substance process management system that meets the RoHS Directive, on June 9, 2006 and became the first semiconductor manufacturer worldwide to achieve HSPM certification for all fabs. In 2009, we completed the report on the carbon footprint verification for integrated circuit wafers produced at our facilities, the first such report in the foundry industry. In 2010, UMC completed water footprint verification for our 200 mm and 300 mm wafers. These verifications provide scientific and reliable statistics on the carbon and water information of products manufactured in our fabs as well as self-reviews of environmental impact.
With respect to safety and health management, we realized that lowering the risks in equipment and processes can reduce accidents, but cannot guarantee the safety of all employees. In order to achieve the goal of “zero-accident”, we intend to promote the concept of “safety is my responsibility”. We have educated the employees with the concepts of “be aware of your own safety well as the safety of others” and “safety is everyone’s responsibility, and my personal accountability.”
Furthermore, we have implemented the FMEA method to foster employees’ capabilities in risk analysis. Therefore, we established a channel for communication to encourage and ensure the employees to fully express their opinions for professional response and assistance. By doing so, we hope to establish a working attitude of “Safety and health first” to further improve the quality of our working environment, and eventually to become a good example of global safety and hygiene management.

Important Awards in Environmental Protection:
•	Selected as a member of Dow Jones Sustainability Indexes for 3 years since 2008.
•	Awarded the Taiwan Environmental Heroes award, by Global Views Magazine in 2010.
•	Awarded “Taiwan Corporate Sustainability Report Award” by Taiwan Institute for Sustainable Energy. (2008-2010)
•	Awarded “Enterprises Environmental Award of the Republic of China” by the Environmental Protection Administration of Executive Yuan, R.O.C.. (totally 11 times since 2001)
•	Awarded “Excellent Performance in Waste Management and Resource Reduction, Recycle and Reuse” by EPA. (2010)
Climate Change
We hope to contribute to energy saving and carbon reduction through breakthroughs in green technology development and applications and establish our company as a leader in the green technology industry by injecting fresh enthusiasm for sustainable development.
We announced the climate change policy and carbon emission reduction plans on April 22, 2010. The new plans include a reduction of 33% for normalized perfluorinated compounds, or PFC, emissions and 3% for electricity usage by 2012 compared with the base year 2009. It is estimated that once the plan is completed, relative CO2 emissions will be reduced by another 170,000 tons each year, which is expected to bring the total relative CO2 emission reduction achieved through our carbon reduction measures to 43%, or approximately 1.1 million tons per year. Relative PFC emissions are expected to be reduced by as much as 75% with the new plan when combined with existing efforts. Our climate change policies during this post-Kyoto Protocol period includes: (i) achieving carbon neutral status via carbon management, (ii) becoming a comprehensive low-carbon solution provider, and (iii) leveraging corporate resources to cultivate a low-carbon economy.
We are the leader in the foundry industry to complete the replacement of C2F6 with C3F8 of lower global warming potential in 2007. We estimate this replacement program helped reduce CO2 emissions by 340,000 metric tons in 2008, 377,000 metric tons in 2009 and 441,000 metric tons in 2010. Furthermore, our introduction of C4F8 in 2008 further decreased the emission of CO2 in our production process reducing CO2 emissions by an estimated 75,000 metric tons in 2008, 73,000 metric tons in 2009 and 100,000 metric tons in 2010.
We also support timely disclosure of carbon information and ensuring data quality. Since 2006, we have participated in the Carbon Disclosure Project formed by global institutional investors and disclosed our annual greenhouse gas emission volume, reduction goals and results. Moreover, we engage third-party verifiers to ensure the quality of the data. We completed verification on greenhouse gas emission and reduction records from 2000 to 2009 for all of our fabs in Taiwan. We plan to complete the 2010 GHG emissions data verification within this year.
In addition, our environmental efforts include the establishment of our New Business Development Center which will promote a low carbon economy by investing across the entire supply chain of the green technology industry, including renewable energy, solar energy, and new generation light-emitting diode (LED). The New Business Development Center will focus its primary investments on the LED and solar energy industries and such companies as LED lighting company Power Light Co. and photovoltaic engineering design company EverRich Energy Corporation.
Litigation
Hejian, a semiconductor manufacturer in Suzhou, China, was set up in December 2001. Soon after the establishment of Hejian, various rumors circulated that Hejian was set up by us. We immediately denied these rumors: we did not provide any capital nor did we transfer any technology to Hejian.

Nevertheless, in early 2006, the Hsinchu District Prosecutor’s Office brought criminal charges in the Hsinchu District Court against our former Chairman, Robert H. C. Tsao and our former Vice Chairman, John Hsuan in connection with alleged breach of fiduciary duties and certain alleged violations of the R.O.C. Commercial Accounting Act regarding Hejian. Prior to such charges, both our former Chairman and former Vice Chairman resigned from their respective positions with our company. In October 2007, the Hsinchu District Court found our former Chairman and former Vice Chairman not guilty, but the Prosecutor’s office filed an appeal with the Taiwan High Court in November 2007. On December 31, 2008, the Taiwan High Court rejected the prosecutor’s appeal and sustained the Hsinchu District Court’s decision. On January 20, 2009, Taiwan High Prosecutor’s office filed an appeal with the Supreme Court. On December 3, 2009, the Supreme Court reversed the decision of, and remanded the case to, the Taiwan High Court for a new trial on the prosecutor’s appeal. On September 14, 2010, the Taiwan High Court again ruled in our favor, finding our former Chairman and former Vice Chairman not guilty. The Prosecutor’s Office did not file for an appeal within the time allowed, and this case is now closed in our favor.
The R.O.C. FSC, a regulatory authority that supervises securities, banking, futures, and insurance activities in Taiwan, also began their investigation into whether there had been any violation of R.O.C. securities laws by us regarding Hejian. In April 2005, our former Chairman was fined (1) NT$2.4 million by the R.O.C. FSC for delay in making timely public disclosure (within two days) regarding information relating to Hejian, which had been resolved in the March 4 Resolution, and (2) NT$0.6 million for our failure to disclose information regarding assistance we had provided to Hejian. Our former Chairman’s appeal in relation to such fines was overruled in early 2006, and our former Chairman filed a lawsuit with the Taipei Administrative High Court to challenge the R.O.C. FSC fines. In December 2007, the Taipei Administrative High Court revoked the R.O.C. FSC’s decision and ruled in favor of our former Chairman. In January 2008, the R.O.C. FSC filed an appeal with the Supreme Administrative Court. On November 5, 2009, the Supreme Administrative Court denied the R.O.C. FSC’s appeal. This case is now closed in favor of our former Chairman.
In connection with the March 4 Resolution, our company was also fined in the amount of NT$30,000 by the Taiwan Stock Exchange for an alleged delay in making public disclosure regarding Hejian. After our former Chairman and former Vice Chairman were indicted by the prosecutor, our company was found by the R.O.C. MOEA to be in violation of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area and fined in the amount of NT$5 million for our alleged investment in Hejian. Our appeal to the R.O.C. MOEA in relation to such fines was denied in late 2006. We filed an administrative lawsuit in December 2006 with the Taipei Administrative High Court to challenge the R.O.C. MOEA fine. In July 2007, the Taipei Administrative High Court revoked the R.O.C. MOEA’s decision and ruled in our favor. In August 2007, the R.O.C. MOEA filed an appeal with the Supreme Administrative Court. On December 10, 2009, the Supreme Administrative Court reversed the decision of, and remanded the case to, the Taipei High Administrative Court for a new trial on our administrative lawsuit. On July 21, 2010, the Taipei High Court ruled against us and we appealed to the Supreme Administrative Court on August 23, 2010. This matter remains open, with the case pending in the Supreme Administrative Court.
In June 2005, our Singapore Branch as plaintiff issued a Writ of Summons against Tokio Marine & Fire Insurance Company (Singapore) Pte. Ltd., or Tokio Marine, as defendant under a marine cargo insurance policy for the replacement cost of a 300mm Endura System damaged in transit. We incurred a cost of approximately US$1.24 million to replace the damaged chamber. Our Singapore Branch filed suit to recover under the Tokio Marine insurance policy on the grounds that the equipment was damaged in shipment as a result of rough handling or conditions. Tokio Marine denied that the incident was a covered event under the policy. In April 2008, the trial court entered a judgment in our favor in the amount of US$1.24 million with costs to be taxed in accordance with Singapore law. Before the time for Tokio Marine to appeal passed, Tokio Marine paid us US$1.24 million plus interest in accordance with the judgment. Tokio Marine filed a notice of appeal to appeal the trial court decision on January 5, 2009. After a hearing on March 26, 2009, the Court of Appeal entered its order in our favor, dismissed the appeal and ordered Tokio Marine to pay the costs we incurred on appeal. This case is now closed. Tokio Marine has made full payment for the amounts awarded by the court and is pursuing subrogation claims against China Airlines, the third-party carrier.
In February 2006, Taiwan Power Company, or TPC, filed a civil litigation case in Taiwan Hsinchu District Court against us and other Taiwan companies, claiming that (1) we and the other defendants collectively should pay electrical fees of NT$13.3 million with accrued interest to TPC, and (2) we pay electrical line fees of NT$21.2 million to TPC. On March 11, 2009, the Hsinchu District Court denied TPC’s claim and ruled in our favor. TPC filed an appeal with the Taiwan High Court on April 9, 2009. On July 13, 2010, the Taiwan High Court ruled against us and we filed an appeal to the Supreme Court on August 13, 2010. On December 30, 2010, the Supreme Court found our appeal to be legitimate, dismissed the Taiwan High Court’s judgment against us and remanded the case back to the Taiwan High Court for retrial. This case is now pending in the Taiwan High Court.

In March 2006, the spouse of Mr. C.F. Shih, a workman employed by Yih-Shin Construction Co., Ltd, or Yih-Shin, one of the subcontractors we engaged for construction of the Fab 12A dormitory, filed a request with the Taiwan Tainan Prosecutors’ Office for charges against us and other related parties in connection with Mr. Shih’s severe injury in connection with the construction work. The Taiwan Tainan Prosecutor’s Office denied this request, but Mr. Shih filed a civil claim in the Taiwan Tainan District Court against us, Yih-Shin and other related parties in April 2006. In the civil claim, Mr. Shih has asked for NT$21.0 million from us, Yih-Shin and other related parties collectively. In addition, Mr. Shih’s mother and spouse each requested compensatory damages of NT$0.3 million, and each of Mr. Shih’s three children requested for compensatory damages of NT$0.1 million. On January 15, 2010, the Taiwan Tainan District Court entered its order in our favor. The plaintiff did not file any appeal by the February 10, 2010 deadline, and this case is now closed in our favor in accordance with applicable rules.
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
Based on past experience and our patent portfolio, on April 1, 2009, we entered a negotiated solution which resolves all disputes between us and LSI/Agere without any material adverse effect on our operations or financial performance as a whole. Pursuant to the terms of the settlement, the proceedings were terminated and/or dismissed with prejudice, including each of the following proceedings:
•	In April 2008, LSI filed a petition with the U.S. International Trade Commission naming us and eighteen other companies as proposed respondents (including AMIC Technology, one of our customers). LSI’s petition was based on alleged infringement of U.S. Patent Number 5,227,335, claiming certain methods for forming nitrided glue layers for tungsten processing in semiconductor fabrication. LSI’s petition sought an order prohibiting import and/or sale of the accused devices in the U.S.. Under established ITC practice, the ITC initiated an investigation on the petition.
•	On April 18 2008, LSI also filed a complaint in Federal District Court in the Eastern District of Texas, alleging an infringement of the same patent by the same parties. This complaint sought an injunction or order prohibiting the alleged infringement along with a reasonable royalty, and other damages in a trebled amount on the basis of alleged willfulness. Based on our motion, this court case was stayed pending the outcome of the ITC matter.
•	On October 31, 2008, we filed a counter-suit against LSI in the Federal District Court in the Northern District of California alleging infringement of two our patents, U.S. Patent Numbers 5,459,354 and 5,652,689. Our complaint sought an injunction or order prohibiting the alleged infringement along with a reasonable royalty, and other damages, trebled on the basis of alleged willfulness.
•	On December 24, 2008, LSI filed its response to our complaint, denying infringement and alleging invalidity and unenforceability. In addition, LSI included counterclaims against us, alleging invalidity and unenforceability of our patents and further alleging infringement of four LSI U.S. Patents, U.S. Patent Numbers 5,149,672; 6,153,543; 5,599,739; and 5,693,561. LSI’s counterclaim sought an order invalidating and/or rendering the our patents unenforceable, together with an injunction or order prohibiting the alleged infringement along with a reasonable royalty, and other damages, trebled on the basis of alleged willfulness. On January 15, 2009, LSI dismissed that counterclaim without prejudice, and reasserted the same claims in the same court against us and our U.S. subsidiary.

•	On January 9, 2009, we filed a second complaint in the Federal District Court in the Northern District of California, alleging infringement by LSI and Agere of our U.S. Patent Number 5,393,701. Our complaint sought an injunction or order prohibiting the alleged infringement along with a reasonable royalty, and other damages, trebled on the basis of alleged willfulness.
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
Risk Management
Risk and safety matters are administered by our Group’s Risk Management and Environmental Safety Health Division, or the GRM & ESH, established in 1998. We are pursuing the goal of a highly protected risk status in the semiconductor industry through the implementation of strict engineering safety procedures, regular enforcement of safety codes and standards, and compliance of detailed industry safety guidelines.
Our hazards risk management slogans are set forth below:
•	Uniqueness in risk management
•	Maturity in property loss control
•	Continuous improvement in BCP
We have also adopted the Triple Star Ranking System of Chartis Insurance, a global leader in risk management and insurance, since 1999. All fabs have been ranked as top-class following Chartis’s risk evaluation and risk improvement recommendations. The ranking system focuses on 20 items, including ten Physical Protection Elements and ten Human Elements. Our latest 12-inch lines, Fab 12A P1/2, 12A P3/4 and 12i, obtained triple-stars in all 20 elements in the very first Triple Star Audit.
We have also implemented proactive efforts in earthquake risk prevention. We believe our efforts contributed to our quick and exemplary recovery from two major earthquakes in Taiwan on September 21, 1999 and March 4, 2010, respectively. Our Hsinchu fabs and Fab 12A in Tainan sustained only minor impact to their operations from the earthquake without interruption to the power system or water service. Normal operations resumed shortly after the incidents.
Our continuous efforts in risk improvement and mitigation programs were recognized by the “clean room risk identification and mitigation” Gold Medal we received in the National Quality Control Circle competition held by the R.O.C. MOEA in 2005. In addition, we were awarded “Outstanding Performance Award” in Risk Management in 2006 by Chartis Insurance as a result of our outstanding risk management program.
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

C. Organizational Structure
The following list shows our corporate structure as of December 31, 2010:

		Percentage of
	Jurisdiction of	Ownership as of
Company	Incorporation	December 31, 2010

UMC Group (USA)	California, U.S.A.	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
TLC Capital Co., Ltd.	Taiwan, R.O.C.	100.00%
UMC New Business Investment Corp.	Taiwan, R.O.C.	100.00%
Alpha Wisdom Limited	Cayman Islands	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, R.O.C.	100.00%
UMC Japan	Japan	100.00%
Unitruth Investment Corp.	Taiwan, R.O.C.	100.00%
UMC Capital (U.S.A)	California, U.S.A.	100.00%
ECP VITA Ltd.	British Virgin Islands	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
Mos Art Pack Corp.	Taiwan, R.O.C.	73.34%
Nexpower Technology Corp.	Taiwan, R.O.C.	57.67%
Wavetek Microelectronics Corporation	Taiwan, R.O.C.	99.79%
United Lighting Opto-Electronic Inc.	Taiwan, R.O.C.	94.65%
United Lighting Opto-Electronic Investment (HK) Limited	China	94.65%
Everrich Energy Corp.	Taiwan, R.O.C.	91.12%
Everrich Energy Investment (HK) Limited	China	91.12%
Everrich (Shandong) Energy Co. (formerly Yongsheng (Shandong) Energy Co.)	China	91.12%
Unistars Corp.	Taiwan, R.O.C.	65.63%
Topcell Solar International Co. Ltd.	Taiwan, R.O.C.	51.49%
Jenenergy System Corporation	Taiwan, R.O.C.	38.45%
Smart Energy Enterprises Limited	China	38.45%
Smart Energy ShanDong Corporation	China	38.45%

Note 1:	On November 4, 2010, United Microelectronics Corp. (Samoa) filed for liquidation as a result of a decision of its stockholders’ meeting. We ceased accounting for our ownership of United Microelectronics Corp. (Samoa) under the equity method from November 4, 2010, and United Microelectronics Corp. (Samoa) was not our consolidated subsidiary as of December 31, 2010.

Note 2:	On July 30, 2010, UMCi Ltd. filed for liquidation as a result of a decision of its stockholders’ meeting. We ceased accounting for our ownership of UMCi Ltd. under the equity method from July 30, 2010, and UMCi Ltd. was not our consolidated subsidiary as of December 31, 2010.
D. Property, Plants and Equipment
Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared in accordance with R.O.C. GAAP. You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this annual report. R.O.C. GAAP varies in certain significant respects from U.S. GAAP. These differences and their effects on our financial statements are described in Note 34 to our audited consolidated financial statements included in this annual report.
For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2010 have been translated into U.S. dollar amounts using US$1.00 = NT$29.14, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2010. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.
Overview
We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs. We manage our business as two operating segments but measure our results of operations based on a single reportable segment because the other operating segment does not exceed the materiality threshold.
Cyclicality of the Semiconductor Industry
As the semiconductor industry is highly cyclical, revenues varied significantly over this period. It can take several years to plan and construct a fab and bring it to operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs or acquiring existing fabs in response to anticipated demand growth for semiconductors. In addition, after commencement of commercial operations, fabs can increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent a proportional growth in demand, this increase in supply often results in semiconductor manufacturing overcapacity, which has led to a sharp decline in semiconductor prices and significant capacity under-utilization. Our average capacity utilization rate decreased to 70.7% in 2008, decreased to 69.4% in 2009 and increased to 93.7% in 2010. We believe that our results in 2008, 2009 and 2010 reflect the ongoing uncertainty in the global economy, conservative corporate information technology spending and low visibility with respect to end market demand.
Pricing
We price our products on either a per die or a per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we in general review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed, fluctuations in our products’ average selling prices historically have had a substantial impact on our margins. Our average selling price increased approximately 2.7% from 2009 to 2010, mainly due to a change in our product mix.
We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to compete effectively with other leading foundries at a comparable price level.
Capacity Utilization Rates
Our operating results are characterized by relatively high fixed costs. In 2008, 2009 and 2010, approximately 68.1%, 67.2% and 61.5%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs.
If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate decreased to 70.7% in 2008, 69.4% in 2009 but increased to 93.7% in 2010, respectively, primarily due to the global economic recovery from credit crisis. Utilization rates can also be affected by efficiency in production facility and product flow management. Other factors affecting utilization rates are the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply and fire or natural disaster.

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
Investments
Most of our investments were made to improve our market position and for strategy considerations, a significant portion of which are in foundry-related companies including fabless design customers, raw material suppliers and intellectual property vendors. In addition, we also invest in non-foundry-related businesses, such as Cathay Financial Holding Co. Ltd. and ProMOS Technologies Inc. We have established the New Business Development Center to identify and make strategic investments in high growth industries such as solar, LED and semiconductor. In recent years, we have from time to time disposed of investments for financial, strategic or other purposes.
See “Item 4. Information on the Company—B. Business Overview—Our Investments” for a description of our investments.
Treasury Share Programs
We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. In 2008, 2009 and 2010, we purchased an aggregate of 200 million, 300 million and 300 million, respectively, of our shares under these plans. From August 27, 2008 to October 2, 2008, we purchased 200 million of our shares for cancellation. From December 17, 2008 to February 16, 2009, we purchased 300 million of our shares at an average price of NT$7.98 per share to transfer to employees. From February 3, 2010 to April 2, 2010, we purchased 300 million of our shares at an average price of NT$16.15 per share to transfer to employees. Of the repurchased shares, 137 million, 97 million, 78 million and 64 million shares were purchased by our employees in November 2003, December 2007, December 2009, and December 2010 respectively; 556 million shares in aggregate were canceled in 2008.

Critical Accounting Policies
General
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included in the annual report, which have been prepared in accordance with R.O.C. GAAP. R.O.C. GAAP varies in certain respects from U.S. GAAP. These differences and their effects on our financial statements are described in Note 34 to our audited consolidated financial statements included elsewhere in this annual report. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis and base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
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
Allowance for sales returns and discounts are estimated based on the information of customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectability. Such allowances are recorded in the same period in which sales are made. Shipping and handling costs are included in sales expenses.
Accounts Receivable and Allowance for Doubtful Accounts
The allowance for doubtful accounts is provided based on the evaluation of collectability and aging analysis of accounts and on management’s judgment. In circumstances where the ability of a specific customer to meet its financial obligations is in doubt, a specific allowance will be provided. Considerable judgment is required in assessing the ultimate realization of these receivables including the current credit worthiness and the past collection history of each customer. If the financial conditions of our customers were to worsen, additional allowances would be required. A deterioration of economic conditions either in the R.O.C. or in other major overseas markets may contribute to the deterioration of financial conditions of our customers, resulting in an impairment of their ability to make payments.
The allowances for doubtful accounts accounted for 1.23%, 0.50% and 0.35% of our accounts receivables as of December 31, 2008, 2009 and 2010, respectively. The decrease in the allowance for doubtful accounts as a percentage of our accounts receivables is primarily due to the growth of customer demand in 2010.
Inventory
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
Long-lived Assets Impairment
Pursuant to R.O.C. GAAP and U.S. GAAP, we are required to review the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the long-lived assets might not be recoverable. Such review may include assessing whether there is a significant decrease in market values of long-lived assets or significant deterioration of market conditions to indicate the carrying value of such assets may not be recovered through future cash flows, any change in the use of long-lived assets to negatively affect their fair values, and any obsolescence issues that would lead to a lower fair value determination. If there is an indication that an asset might be impaired, we proceed with a further impairment test, which is performed for asset groups related to the lowest level of identifiable independent cash flows. Due to our asset usage model and the interchangeable nature of our semiconductor manufacturing capacity, we must make subjective judgments and estimates in determining the independent cash flows that can be related to specific asset groups, including the service potential of long-lived assets through its estimated useful life, cashflow-generating capacity, physical output capacity, potential fluctuation of economic cycle in the semiconductor industry and our operating situation. Under R.O.C. GAAP, we compare the carrying amount with the recoverable amount derived from discounted cash flow analysis to determine whether the asset is impaired and recognize impairment loss to the extent that its carrying amount exceeds its recoverable amount. If there is evidence that impairment losses recognized previously no longer exists, or has diminished, and the recoverable amount of the long-lived assets increases because of an increase in the asset’s estimated service potential, the amount of loss may be reversed to the extent that the resulting carrying value should not exceed the carrying value had no impairment loss been recognized in prior years. Under U.S. GAAP, we compare the carrying amount with undiscounted cash flows to evaluate whether the asset is impaired and recognize an impairment loss equal to the excess of its carrying amount over its fair value derived from discounted cash flow analysis. Such impairment cannot be reversed. However, changes in the estimates of expected cash flows may result in impairment charges in the future.

Pension
All of our regular employees were entitled to a defined benefit pension plan under the R.O.C. Labor Standards Law, or Labor Standards Law, prior to July 1, 2005. Such pension plan was managed by an independently administered pension fund committee, and fund assets were deposited under the committee’s name at the Bank of Taiwan. On July 1, 2005, the R.O.C. Labor Pension Act, or the Labor Pension Act, became effective, under which qualified employees may elect to apply the pension calculation either under the R.O.C. Labor Standards Law or under the R.O.C. Labor Pension Act in accordance with a new defined contribution plan. The employees that selected to apply the Labor Pension Act may have their seniority previously accrued under the Labor Standards Law retained.
Under the defined benefit pension plan of the Labor Standards Law, we have significant pension benefit costs and liabilities that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. We consider current market conditions, including changes in interest rates, in selecting these assumptions. In addition to changes resulting from fluctuations in our related headcount, changes in the related pension costs or liabilities may also occur in the future due to changes in assumptions. Under the defined contribution pension plan of the R.O.C. Labor Pension Act, we are required to make monthly contributions to employees’ individual pension accounts and recognize expenses in the periods in which the contributions become due.
Investments in Debt and Equity Securities
Under U.S. GAAP and R.O.C. GAAP, equity securities over which we exercise no significant influence or control and with readily determinable fair values and debt securities are to be classified as either trading, which are known as financial assets at fair value through profit or loss, or FVTPL, under R.O.C. GAAP, available-for-sale or held-to-maturity securities. Debt securities that we have the intent and ability to hold to maturity are classified as held-to-maturity securities and reported at their amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses reported in other comprehensive income under stockholders’ equity. Unrealized losses that are deemed to be other than temporary are charged to earnings. For individual securities classified as either available-for-sale or held-to-maturity, we would determine whether a decline in fair value below cost is other than temporary pursuant to guidance provided by ASC 320-10-35, Investments-Debt and Equity Securities. We consider, among other factors, information concerning significant adverse changes in market conditions in which the investee operates and operating issues specific to the investee in determining whether a decline in value is temporary. In general, a decline in market value below cost for a continuous period of six months is considered to be other than temporary unless there is persuasive evidence to the contrary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value with a charge against earnings.
Derivative Instruments
Under U.S. GAAP and R.O.C. GAAP, the embedded derivative features contained in exchangeable bonds are bifurcated and separately accounted for if the economic characteristics and risks of the embedded derivative instruments are not clearly and closely related to those of the host contracts. Those bifurcated embedded derivatives are fair valued at the end of each reporting period by using the option pricing model with the changes in fair value included in earnings. The valuation model uses the market-based observable inputs including share price, volatility, credit spread and swap rates.
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
Employee Stock Options
Under R.O.C. GAAP, for stock options granted before January 1, 2008, we apply the intrinsic value method to recognize the difference between the market price of the stock at grant date and the exercise price of the employee stock option as compensation expense. For stock options granted on or after January 1, 2008, we recognize compensation cost using the fair value method in accordance with R.O.C. SFAS No. 39 “Accounting for Share-Based Payment”, or R.O.C. SFAS 39, consistent with U.S. GAAP. For equity-settled employee stock options, the corresponding increase in equity is measured at the fair value of the options. For cash-settled employee stock options, the corresponding liability incurred is measured at the fair value of the liability and such fair value is remeasured subsequently at each reporting date through the settlement date.

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
Our total depreciation expenses decreased from NT$37,197 million in 2008 to NT$33,530 million in 2009 and again to NT$29,951 million (US$1,028 million) in 2010.
Operating Expenses
Our operating expenses consist of the following:
•	Sales and marketing expenses. Sales and marketing expenses consist primarily of intellectual property development expenses, salaries and related personnel expenses, wafer sample expenses and related marketing expenses. Wafer samples are actual silicon samples of our customers’ early design ideas made with our most advanced processes and provided to those customers.

•	General and administrative expenses. General and administrative expenses consist primarily of salaries for our administrative, finance and human resource personnel, fees for professional services, and cost of computer and communication systems to support our operations.
•	Research and development expenses. Research and development expenses consist primarily of research testing related expenses, salaries and related personnel expenses and depreciation on the equipment used for our research and development.
Non-operating Income and Expenses
Our non-operating income principally consists of:
•	interest income, which has been primarily derived from time deposits;
•	investment income accounted for under the equity method, which has been primarily derived from the recognition of investee companies’ net income based on the percentage of their ownership we hold;
•	gain on disposal of investments, which has been primarily derived from our disposal of long-term investments accounted for under the equity method, available-for-sale financial assets and financial assets measured at cost;
•	dividend income, which has been primarily derived from the financial instruments of financial assets at fair value through profit or loss, available-for-sale financial assets and financial assets measured at cost;
•	gain on valuation of financial assets and liabilities, which have been primarily derived from disposal of and changes in the values of financial assets and liabilities classified as FVTPL according to R.O.C. SFAS No. 34 “Financial Instruments: Recognition and Measurement”, or R.O.C. SFAS 34; and
•	other income, which has been primarily derived from our branch’s grant income received from the government in Singapore.
Our non-operating expenses principally consist of:
•	loss on valuation of financial assets and liabilities, which have been primarily derived from disposal of and changes in the values of financial assets and liabilities classified as FVTPL according to R.O.C. SFAS 34;
•	investment loss accounted for under the equity method, which has been primarily derived from the recognition of investee companies’ net loss based on the percentage of their ownership we hold; and
•	impairment loss, which have been primarily derived from the loss recognized in long-term investments and long-live assets.
Taxation
Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of four or five years following each such capital increase. This tax exemption resulted in tax savings of approximately, NT$472 million, NT$766 million and NT$990 million (US$34 million) in 2008, 2009 and 2010, respectively. Our tax rate was 17% in 2010, the same rate applicable to companies outside the Hsinchu Science Park, and the statutory tax rate has been changed from 25% to 17% effective January 1, 2010.

We also benefit from other tax incentives generally available to technology companies in Taiwan, including tax credits applicable against corporate income tax that range from 30% to 50% of the amount of certain research and development and employee training expenses and 5% to 20% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately NT$609 million, nil and NT$947 million (US$32 million) in 2008, 2009 and 2010, respectively.
After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$997 million, NT$651 million and NT$1,606 million (US$55 million) of tax expense in 2008, 2009 and 2010, respectively. Our effective income tax rate in 2010 was 6.33%
In 1997, the R.O.C. Income Tax Law was amended to integrate corporate income tax and stockholder dividend tax to eliminate the double taxation effect for resident stockholders of Taiwan companies. Under the amendment, all retained earnings generated from January 1, 1998 and not distributed to stockholders as dividends in the following year will be assessed a 10% retained earnings tax.
See “Item 10. Additional Information—E. R.O.C. Tax Considerations—Dividends”. As a result, if we do not distribute all of our annual retained earnings generated beginning January 1, 1998 as either cash and/or stock dividends in the following year, these earnings will be subject to the 10% retained earnings tax. In addition, the R.O.C. government enacted the R.O.C. Income Basic Tax Act, also known as the “Minimum Income Tax Statute”, or the Statute, which became effective on January 1, 2006 and imposes an alternative minimum tax, or AMT. The AMT imposed under the Statute is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the Statute. In accordance with the Statute, a company will be subject to a 10% AMT if its annual taxable income under the Statute exceeds NT$2 million.
Comparisons of Results of Operations
The following table sets forth some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Year Ended December 31,
	2008	2009	2010
Net operating revenues	100.0%	100.0%	100.0%
Cost of goods sold	(86.9)	(83.1)	(70.8)

Gross profit	13.1	16.9	29.2
Operating expenses:
Sales and marketing	(3.6)	(3.1)	(2.0)
General and administrative	(3.1)	(3.0)	(2.9)
Research and development	(8.6)	(8.8)	(6.9)

Operating income (loss)	(2.2)	2.0	17.4
Net non-operating income (loss)	(20.5)	(0.2)	2.7

Income (Loss) before income tax and minority interests	(22.7)	1.8	20.1
Income tax expense	(1.0)	(0.7)	(1.3)
Extraordinary gain	—	0.7	0.1

Net income (loss)	(23.7)	1.8	18.9

Attributable to:
the Company	(23.0)	4.2	18.9
minority interests	(0.7)	(2.4)	(0.0)
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
Net operating revenues. Net operating revenues increased by 38.4% from NT$91,390 million in 2009 to NT$126,442 million (US$4,339 million) in 2010, largely attributable to the global economic recovery steadily.
Cost of goods sold. Cost of goods sold increased by 17.8% from NT$75,975 million in 2009 to NT$89,518 million (US$3,072 million) in 2010. Our cost of goods sold increased at a slower pace compared to the increase in our revenues as a result of our continued efforts to reduce costs, which included measures such as negotiating with suppliers for more favorable prices and streamlining the workforce. In addition, the increase in our utilization rate also lowered our cost per unit manufactured.

Gross profit and gross margin. Gross margin increased from 16.9% in 2009 to 29.2% in 2010, primarily due to the recovery of global economic and our improved operating efficiencies as a result of cost reduction.
Operating income (loss) and operating margin. Operating income increased substantially from NT$1,847 million in 2009 to NT$22,020 million (US$756 million) in 2010. Our operating margin increased from 2.0% in 2009 to 17.4% in 2010. The increase in operating margin is largely due to an increase in gross margin. Operating expenses increased by 9.9% from NT$13,568 million in 2009 to NT$14,904 million (US$511 million) in 2010.
Sales and marketing expenses. Our sales and marketing expenses decreased by 8.4% from NT$2,800 million in 2009 to NT$2,566 million (US$88 million) in 2010. The decrease in sales and marketing expenses was mainly due to a decrease in IP royalty expenses. Our sales and marketing expenses as a percentage of our net operating revenues decreased slightly from 3.1% in 2009 to 2.0% in 2010.
General and administrative expenses. Our general and administrative expenses increased by 32.1% from NT$2,724 million in 2009 to NT3,598 million (US$123 million) in 2010 primarily as a result of an increase in personnel expenses. Our general and administrative expenses as a percentage of our net operating revenues decreased slightly from 3.0% in 2009 to 2.9% in 2010.
Research and development expenses. Our research and development expenses increased by 8.7% from NT$8,044 million in 2009 to NT$8,740 million (US$300 million) in 2010. The increase in research and development expenses resulted primarily from an increase in personnel expenses. Our research and development expenses as a percentage of our net operating revenues decreased from 8.8% in 2009 to 6.9% in 2010.
Net non-operating income (loss). Net non-operating income (loss) increased by 2,027.9% from loss of NT$(174) million in 2009 to income of NT$3,364 million (US$115 million) in 2010, mainly due to a decrease in impairment loss from NT$4,007 million to NT$114 million (US$4 million), a decrease in gain on valuation of financial assets from NT$513 million to nil and an 42.8% increase in dividend income from NT$941 million to NT$1,344 million (US$46 million).
Net income attributable to the Company. Due to the factors described above, we incurred a net income of NT$23,899 million (US$820 million) in 2010, compared with a net income of NT$3,874 million in 2009.
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
Operating income (loss) and operating margin. Operating income (loss) increased substantially from loss of NT$(2,100) million in 2008 to income of NT$1,847 million in 2009. Our operating margin increased from (2.2)% in 2008 to 2.0% in 2009. The increase in operating margin is largely due to an increase in gross margin. Operating expenses decreased by 8.4% from NT$14,812 million in 2008 to NT$13,568 million in 2009.
Sales and marketing expenses. Our sales and marketing expenses decreased by 19.6% from NT$3,483 million in 2008 to NT$2,800 million in 2009. The decrease in sales and marketing expenses was mainly due to a decrease in IP royalty expenses and the recovery of bad debts. Our sales and marketing expenses as a percentage of our net operating revenues decreased slightly from 3.6% in 2008 to 3.1% in 2009.

General and administrative expenses. Our general and administrative expenses decreased by 10.8% from NT$3,055 million in 2008 to NT$2,724 million in 2009 primarily as a result of our expense control activities. Our general and administrative expenses as a percentage of our net operating revenues decreased slightly from 3.1% in 2008 to 3.0% in 2009.
Research and development expenses. Our research and development expenses decreased by 2.8% from NT$8,274 million in 2008 to NT$8,044 million in 2009. The decrease in research and development expenses resulted primarily from our expense control activities. Our research and development expenses as a percentage of our net operating revenues increased from 8.6% in 2008 to 8.8% in 2009.
Net non-operating loss. Net non-operating loss decreased by 99.1% from NT$19,886 million in 2008 to NT$174 million in 2009, mainly due to a decrease in loss on valuation of financial assets from NT$2,398 million to nil, a decrease in impairment loss from NT$13,180 million to NT$4,007 million and a decrease in net investment loss accounted for under the equity method from NT$10,465 million to net investment gain accounted for under the equity method of NT$180 million, partially offset by a 42.0% decrease in gain on disposal of investments from NT$3,386 million to NT$1,965 million and a 55.1% decrease in dividend income from NT$2,094 million to NT$941 million.
Net income (loss) attributable to the Company. Due to the factors described above, we incurred a net income of NT$3,874 million in 2009, compared with a net loss of NT$(22,320) million in 2008.
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
We have financed our capital expenditure requirements in recent years with cash flows from operations as well as from bank borrowings, the issuance of bonds and equity-linked securities denominated in NT dollars and U.S. dollars. We incurred capital expenditures of NT$11,515 million, NT$17,618 million and NT$61,290 million (US$2,103 million) in 2008, 2009 and 2010, respectively, requiring a significant amount of funding from financing activities. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows. Cash flows significantly exceed operating income, reflecting the significant non-cash depreciation expense. We generated cash flows from operations of NT$45,251 million, NT$32,427 million and NT$53,560 million (US$1,838 million) in 2008, 2009 and 2010, respectively.
As of December 31, 2010, we had NT$51,271 million (US$1,759 million) of cash and cash equivalents and NT$1,140 million (US$39 million) of FVTPL, current. Cash equivalents included reverse repurchase agreements with banks in Taiwan for commercial paper, government bonds, or other highly secure assets for short-term liquidity management. These agreements bore interest rates ranging from 0.40% to 0.55%, 0.14% to 0.17% and 0.25% to 0.41% in 2008, 2009 and 2010, respectively. The terms of these agreements were typically less than two weeks. As of December 31, 2008, 2009, and 2010, we held reverse purchase agreements in the amount of NT$6,155 million, NT$8,777 million and NT$3,757 million (US$129 million), respectively.
We believe that our working capital, cash flow from operations and unused lines of credit are sufficient for our present requirements.

At our 2010 annual general meeting, our stockholders authorized the Board to raise capital from private placement, through issuing instruments such as common shares, depositary receipts (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and our needs. The amount of shares issued or convertible is proposed to be no more than 10% of our total shares issued (i.e., no more than 1,298,791,231 shares). According to Item 6, Article 43-6 of the R.O.C. Security and Exchange Act, any private placement of our shares must be conducted separately within one year after approval at the annual general meeting of stockholders. The approval to conduct a private placement of our shares will expire on June 14, 2011. Considering changes in regulations and market conditions, the Board has resolved to terminate any plans for a private placement of our shares.
Operating Activities
Our operating activities generated cash of NT$53,560 million (US$1,838 million) in 2010. Cash generated from our operating activities for 2010 significantly exceeded net income due to the add-back of non-cash items, such as depreciation and amortization in the amount of NT$30,496 million (US$1,047 million). Cash generated by operating activities increased from NT$32,427 million in 2009 to NT$53,560 million (US$1,838 million) in 2010, primarily due to an increase in cash collected from our customers.
Investment Activities
Net cash used in our investment activities was NT$57,843 million (US$1,985 million) in 2010. In 2010, we used cash of NT$61,290 million (US$2,103 million) to purchase equipment primarily used at our fabs. This was offset by the net cash provided by acquisition and disposal of available-for-sale financial assets and subsidiaries in the amount of NT$3,253 (US$112 million) and NT$1,589 (US$55 million).
Financing Activities
Net cash used in our financing activities was NT$10,174 million (US$349 million) in 2010. We repaid bonds of NT$7,500 million (US$257 million), paid cash dividends of NT$6,225 million (US$214 million), acquired treasury stock of NT$4,844 million (US$166 million), raised bank loans of NT$5,548 (US$190 million) and increased noncontrolling interests of NT$2,331 (US$80 million).
We had NT$4,124 million (US$142 million) outstanding short-term loans as of December 31, 2010. We had total availability under existing short-term lines of credit of NT$17,271 million (US$593 million) as of December 31, 2010.
We had bonds payable of NT$4,996 million (US$171 million) in the aggregate as of December 31, 2010.
As of December 31, 2010, our outstanding long-term debts primarily consisted of NT$67 million unsecured long-term bank loans due by 2012, NT$300 million unsecured and NT$700 million secured long-term bank loans due by 2013, NT$200 million unsecured and NT$6,255 million secured long-term bank loans due by 2015. The interest rates of our long-term bank loans range from 1.14% to 2.49%.
As of December 31, 2010, the current portion of bonds due within one year was NT$4,996 million (US$171 million), and the current portion of long-term bank loans due within one year was NT$711 million (US$25 million).
Capital Expenditures
We have entered into several construction contracts for the expansion of our factory space. As of December 31, 2010, these construction contracts amounted to NT$7,163 million (US$246 million) with an unaccrued portion of the contracts of NT$1,157 million (US$40 million).

In 2010, we spent approximately NT$61,290 million (US$2,103 million) primarily to purchase equipment for research and development and production purposes. Our initial budget for purchases of manufacturing equipment for 2011 will be approximately US$2,100 million. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook.
We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure requirements at least through the end of 2011. We also expect to fund a portion of our capital requirements in 2011 through the cash provided by operating activities. Due to rapid changes in technology in the semiconductor industry, however, we have frequent demand for investment in new manufacturing technologies. We cannot assure you that we will be able to raise additional capital, should that become necessary, on terms acceptable to us, or at all. If financing is not available on terms acceptable to us, management intends to reduce expenditures so as to delay the need for additional financing. To the extent that we do not generate sufficient cash flows from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings to finance our working capital needs or our future expansion plans. The sale of additional equity or equity-linked securities may result in additional dilution to our stockholders. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our products and change in our product mix, which in turn may be adversely affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the average selling prices of our products. The average selling prices of our products have been subjected to downward pressure in the past and are reasonably likely to be subject to further downward pressure in the future. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.
Transactions with Related Parties
Our transactions with related parties have been conducted on arm’s-length terms. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” and Note 26 to our audited consolidated financial statements included in this annual report.
Inflation/Deflation
We do not believe that inflation in the R.O.C. has had a material impact on our results of operations.
U.S. GAAP Reconciliation
Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differs in certain significant respects from U.S. GAAP. Such differences include methods for measuring the amounts shown in the financial statements and additional disclosures required by U.S. GAAP. Note 34 to our audited financial statements, included in this annual report, provides a discussion and quantification of the differences between R.O.C. GAAP and U.S. GAAP as they related to us. We provide a summary of material differences included therein below.
The following table sets forth a comparison of our net income (loss) and stockholders’ equity in accordance with R.O.C. GAAP and U.S. GAAP for the periods indicated.

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in millions)
Net income (loss) attributable to the Company
Net income (loss) attributable to the Company, R.O.C. GAAP	(22,320)	3,874	23,899	820
U.S. GAAP adjustments
Compensation	(1,925)	(802)	(397)	(14)
Equity investees	(80)	(32)	(41)	(1)
Investments in debt and equity securities	1,486	(830)	(234)	(8)
Goodwill and Business Combinations	(14,571)	—	470	16
Treasury stock and related disposal	8,817	—	(81)	(3)
Inventory	(362)	362	—	—

Net income (loss) attributable to the Company, U.S. GAAP	(28,955)	2,572	23,616	810

Stockholders’ equity
Stockholders’ equity, R.O.C. GAAP	191,659	214,096	225,136	7,726
Compensation	63	65	32	1
Equity investees	(199)	(150)	(142)	(5)
Investments in debt and equity securities	—	1,717	1,765	61
Goodwill and Business Combinations	(8)	(8)	1,301	45
Treasury stock and related disposal	(1,196)	(2,769)	(2,624)	(90)
Pension	934	289	(345)	(12)
Inventory	(362)	—	—	—

Stockholders’ equity, U.S. GAAP	190,891	213,240	225,123	7,726

Note. Refer to Note 34 to our audited financial statements included elsewhere in this annual report.

Differences between R.O.C. GAAP and U.S. GAAP that have a material effect on our net income (loss) and stockholders’ equity under R.O.C. GAAP include compensation expenses, investments in debt and equity securities, goodwill and business combinations, treasury stock and related disposal, pension and inventory.
Compensation Expenses
Pursuant to our articles of incorporation, we are required, under certain circumstances, to distribute a certain percentage of unappropriated earnings as employee bonus and remuneration to directors and supervisors. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Remuneration to directors and supervisors is settled in cash. Our articles of incorporation specifies that employee bonus can be settled in cash or shares or a combination of both. Under R.O.C. GAAP, the distribution of employee bonus and remuneration to directors and supervisors relating to periods prior to January 1, 2008 are treated as appropriation of retained earnings, and we are not required to charge, and have not charged, them to earnings. Employee bonus and remuneration to directors and supervisors relating to the year beginning January 1, 2008 are charged to compensation expense and accrued based on management’s estimate as charged and accrued under U.S. GAAP. The employee bonus is initially accrued at the year-end based on management’s estimate according to our articles of incorporation with adjustment in the subsequent year after stockholders’ approval. Compensation expense relating to stock bonus is determined based on the fair market value of our common shares on the grant date.
Under R.O.C. GAAP, we apply the intrinsic value method to recognize compensation cost for employee stock options granted before January 1, 2008. For stock options granted on or after January 1, 2008, we adopted R.O.C. SFAS 39 to recognize compensation cost using the fair value method, which is consistent with U.S. GAAP. For equity-settled employee stock options, the corresponding increase in equity is measured at the grant date fair value. For cash-settled employee stock options, the corresponding liability incurred is measured at the fair value on the cash-settlement date, and is remeasured at each reporting date through the settlement date.
Investments in Debt and Equity Securities
When we lose our significant influence on an investment accounted for under the equity method and reclassify it as an available-for-sale security, the proportionate share of an investee’s equity adjustments for other comprehensive income should remain as a part of the carrying amount of the investment under R.O.C. GAAP and the dividends received from the available-for-sale security which were declared from pre-acquisition profits are deducted from the cost of the security. However, under U.S. GAAP, the proportionate share of an investee’s equity adjustments for other comprehensive income should be offset against the carrying amount of the investment at the time significant influence is lost, and the dividends received from the available-for-sale security are accounted for as dividend income.
Effective January 1, 2009, pursuant to ASC 810-10-45, Noncontrolling Interests in a Subsidiary, a change in our ownership interest that does not result in a change of control shall be accounted for as equity transactions. In December 2009 and May 2010, we acquired additional ownership interests in one of our subsidiaries. Under R.O.C. GAAP, the acquisition was accounted for using the purchase method of accounting. However, under U.S. GAAP, the acquisition was accounted for as an equity transaction. The difference between the fair value of the consideration paid and the book value of the noncontrolling interests is adjusted against stockholders’ equity.
In June 2010, a non-affiliated company purchased newly issued shares of one of our consolidated entities, which reduced our ownership interest from 100% to 50%. Due to this transaction, we jointly controlled the entity and accounted for the entity as a joint venture. Under R.O.C. GAAP, the reduction of equity interest is adjusted against additional paid-in capital. However, under U.S. GAAP, we accounted for the deconsolidation of a subsidiary and fair value remeasurement of the remaining holding interests by recognizing gain or loss in net income attributable to us.
Goodwill and Business Combinations
Under R.O.C. GAAP, the fair value of the net assets received is deemed to be the value of the consideration for the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits in January 2000. The acquisition cost of SiSMC was determined using the market price of the shares exchanged by us. Under U.S. GAAP, it is required that the securities exchanged be valued based on the market prices a few days before and after the date when the terms of the acquisition are agreed to and announced. The acquisition was accounted for using the acquisition method of accounting and the purchase price was determined using the market value of the shares exchanged. The difference between the fair value of the shares exchanged and the fair value of the net assets acquired created goodwill.

Goodwill is subject to an annual impairment test or more frequently whenever events and circumstances change indicating the goodwill may be impaired. Under R.O.C. GAAP, our assessment of impairment includes identifying the goodwill-allocated cash generating unit, or CGU, determining the recoverable amount of CGU by using a discounted cash flow analysis, and ultimately comparing the recoverable amount with the carrying amount of CGU including goodwill. If CGU’s carrying amount is greater than its recoverable amount, an impairment loss is recognized and the written-down of goodwill cannot be reversed. Under U.S. GAAP, in accordance with ASC 805-30-30, Goodwill or Gain from Bargain Purchase, Including Considerations Transferred, and ASC 350-20-35, Intangibles—Goodwill and Other, the fair value of the reporting unit is allocated to relevant individual assets and liabilities to determine the fair value of the goodwill assigned to the reporting unit. If the carrying value of the goodwill is greater than its fair value, we write down the goodwill and recognize the impairment loss. Such write-down cannot be reversed.
On November 30, 2010, we acquired additional stocks issued by NEXPOWER, which increased our ownership interest from 45.79% to 57.67%. We obtained control over NEXPOWER and the results of NEXPOWER’s operations have been included in the consolidated financial statements since that date.
Under R.O.C. GAAP, the change in our proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts. However, under U.S. GAAP, this acquisition is regarded as a business combination. The sum of the fair value of the consideration transferred, noncontrolling interests and equity interest previously held by the acquirer exceeding the fair value of identifiable net assets is recorded as goodwill.
Treasury stock and related disposal
Some of our subsidiaries and equity method investees also hold our shares as investments. Under R.O.C. GAAP, reciprocal shareholdings held by subsidiaries, but not equity investees, are recorded as treasury stocks on our books. Under U.S. GAAP, however, reciprocal shareholdings, whether being held by subsidiaries or equity investees, are recorded as treasury stocks on our books. Accordingly, we recognized treasury stocks for reciprocal shareholdings held by equity-method investees and eliminated the related unrealized gain (loss) or investment gain (loss) as they are accounted for as treasury stock under U.S. GAAP.
Pension
Under R.O.C. GAAP, a minimum pension liability should be measured as the excess of accumulated benefit obligation over the fair value of the plan assets and allowed the unrecognized items, including prior service costs and credits, gains or losses, and transition obligations or assets to be reported in disclosure shown as a plan’s funded status. Under U.S. GAAP, ASC 715-30, Defined Benefit Plans-Pension, requires an employer to recognize an asset for a plan’s overfunded status or a liability for a plan’s underfunded status with an offsetting adjustment to accumulated other comprehensive income.
Inventory
Under U.S. GAAP, the allocation of fixed production overhead to inventory is based on the normal capacity of the production facilities. Unallocated overheads are recognized as an expense in the period in which they are incurred. Other items such as abnormal freight, handling costs and amounts of wasted materials are treated as current period charges rather than as a portion of the inventory cost pursuant to ASC 330, Inventory. R.O.C. GAAP does not provide definite guidance for such abnormal items and the use of normal capacity was not mandatory before the adoption of R.O.C. SFAS No. 10, “Accounting for Inventory”, or R.O.C. SFAS 10, on January 1, 2009.
Under R.O.C. GAAP, the write down of inventory for the lower of cost or net realizable value may be reversed in subsequent periods if market conditions improve. Under U.S. GAAP, the write down to lower of cost or market creates a new cost basis that subsequently cannot be marked up. Upon the sale of the related inventory, the difference between these two GAAPs is resolved.

Recent Accounting Pronouncements
In April 2009, the Accounting Research and Development Foundation in Taiwan issued R.O.C. SFAS No. 41, “Disclosures for Operating Segment Information”, or R.O.C. SFAS 41, which establishes disclosure requirements to assist financial statement users to evaluate the different types of business activities in which an enterprise engages and the different economic environments in which it operates. The determination of operating segments is significantly based on how an enterprise’s chief operating decision maker views and manages the business. This standard requires an enterprise to report separately information about each operating segment that meets certain criteria. The standard is effective for fiscal years beginning after January 1, 2011. The impact that the adoption of R.O.C. SFAS 41 will have on our financial reporting disclosure will depend on the applicable future business model.
In October 2009, the FASB issued ASU 2009-13 Revenue recognition (Topic 605) Multiple-Deliverable Revenue Arrangements. Multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP. The amendment establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, or otherwise on third-party evidence; if neither vendor-specific objective evidence nor third-party evidence is available, it will be based on estimated selling price. The amendments replaced the term fair value in the revenue allocation guidance with selling price, eliminated the residual method of allocation and expanded the disclosure requirements. The amendments are expected to be effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We do not expect this amendment to have a material impact on our consolidated financial statements.
In March 2010, the FASB updated ASC 815, Derivatives and Hedging. The amended guidance clarifies whether embedded credit derivatives should be bifurcated and accounted for separately. In general, an embedded credit derivative feature that transfers credit risk “only in the form of subordination of one financial instrument to another” is not required to be analyzed for potential bifurcation and separate accounting. If this scope exception does not apply, other embedded derivative features should be analyzed to determine if they should be bifurcated and accounted for separately. This Update is effective at the beginning of the first fiscal quarter beginning after June 15, 2010. We do not expect this amendment to have a material impact on our consolidated financial statements.
In April 2010, FASB issued ASU 2010-13 Compensation-Stock Compensation (Topic 718) Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this Update are effective for interim and annual periods beginning on or after December 15, 2010, with earlier application permitted. The guidance should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings for all outstanding awards as of the beginning of the fiscal year in which the amendments are initially applied. We do not expect this amendment to have a material impact on our consolidated financial statement.
In April 2010, the FASB issued ASU 2010-17 Revenue Recognition (Topic 605) Milestone Method of Revenue Recognition. The amendment provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendment states that in order to use the milestone method, the milestone must be considered substantive in its entirety. As a result, each milestone should be evaluated whether to meet all the criteria to be considered substantive and additional disclosures are required. The new pronouncement will be effective prospectively for milestones achieved in fiscal years, and interim periods within those years beginning on or after June 15, 2010. We do not expect this statement to have a material impact on our consolidated financial statements.
In December 2010, the FASB issued ASU 2010-28 Intangibles—Goodwill and Other (Topic 350) When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU addresses how companies should test for goodwill impairment when the book value of a reporting entity is zero or negative. For reporting units with zero or negative carrying amounts, an entity is required to assess the qualitative factors listed in ASC 350-20-35-30 if it is more likely than not that the goodwill impairment exists. If an entity concludes that goodwill impairment exists, the entity must perform step 2 of the goodwill impairment test. This update will be effective for fiscal years beginning after December 15, 2010. We do not expect this statement to have a material impact on our consolidated financial statements.

C. Research, Development, Patents and Licenses, Etc.
The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$8,274 million, NT$8,044 million and NT$8,740 million (US$300 million) in 2008, 2009 and 2010, respectively, in research and development, which represented 8.6%, 8.8% and 6.9%, respectively, of net operating revenues for such years. We believe that our continuous spending on research and development will help us maintain our position as a technological leader in the foundry industry. As of March 31, 2011, we employed 1,084 professionals in our research and development division.
Our current research and development activities seek to upgrade and integrate manufacturing technologies and processes, as well as to develop 28 nanometer technology, including HK/MG (high-K/metal gate), and advanced device technologies, including FinFET, 3D device and FD-SOI (fully depleted Silicon on Insulator). Although we emphasize firm-wide participation in the research and development process, we maintain central research and development teams primarily responsible for developing cost-effective technologies that can serve the manufacturing needs of our customers. Monetary incentives are provided to our employees if projects result in successful patents. We believe we have a strong foundation in research and development and intend to continue our efforts on technology developments. Our top management believes in the value of continued support of research and development efforts and intends to continue our foundry leadership position by providing customers with comprehensive technology and SoC solutions in the industry.
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
E. Off-balance Sheet Arrangements
We do not generally provide letters of credit to, or guarantees for, or engage in any repurchase financing transactions with any entity other than our consolidated subsidiaries. We have, from time to time, entered into foreign currency forward contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. We do not engage in any speculative activities using derivative instruments. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk”.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2010.

	Payments Due by Period
		Less than 1			After
	Total	Year	1-3 Years	4-5 Years	5-Years
	(consolidated) (in NT$ millions)
Long-term debt (1)
Unsecured bonds	5,887	—	—	5,887	—
Long-term loans	7,522	711	3,808	3,003	—
Operating lease obligations (2)	3,010	406	659	483	1,462
Purchase obligations (3)	2,311	2,311	—	—	—
Other long-term obligations (4)	1,616	1,536	15	—	65

Total contractual cash obligations	20,346	4,964	4,482	9,373	1,527

(1)	Assuming the exchangeable bonds are paid off upon maturity.

(2)	Represents our obligations to make lease payments to use machineries, equipments and land on which our fabs are located, primarily in the Hsinchu Science Park and the Tainan Science Park in Taiwan, Pasir Ris Wafer Fab Park in Singapore and UMCJ.

(3)	Represents commitments for construction and purchase of raw materials. These commitments are not recorded on our balance sheet as of December 31, 2010.

(4)	Represents intellectual properties and royalties payable under our technology license agreements. The amounts of payments due under these agreements are determined based on fixed contract amounts.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth the name, age, position, tenure and biography of each of our directors and executives as of March 31, 2011. There is no family relationship among any of these persons.
In the stockholders’ meeting held on June 10, 2009, our stockholders elected nine new directors, Stan Hung, Wen-Yang Chen, Ting-Yu Lin, Po-Wen Yen, Shih-Wei Sun, Paul S.C. Hsu, Chung-Laung Liu, Chun-Yen Chang and Cheng-Li Huang. The newly elected directors took their offices on June 10, 2009. The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Years with Us
Stan Hung	50	Chairman and Director	19
Shih-Wei Sun	53	Director (Representative of Silicon Integrated Systems Corp.) and Chief	16
		Executive Officer
Wen-Yang Chen	58	Director (Representative of Hsun Chieh Investment Co.) and Chief Operating	31
		Officer
Po-Wen Yen	54	Director (Representative of Hsun Chieh Investment Co.) and Senior Vice President	24
Ting-Yu Lin	50	Director	5
Paul S.C. Hsu (1)	75	Independent Director	7
Chung-Laung Liu (1)	77	Independent Director	5
Chun-Yen Chang (1)	74	Independent Director	5
Cheng-Li Huang (1)	62	Independent Director	2
Chitung Liu	45	Chief Financial Officer	10

(1)	Member of the Audit Committee.
Stan Hung is a director and the Chairman of our company. Mr. Hung was our CFO & Senior Vice President from 2000 to 2007. He was also the Chairman of Epitech Technology Corporation in 2007 and ITE Technology Corporation for a portion of 2008, respectively. Prior to joining United Microelectronics Corporation in 1991, Mr. Hung was a financial manager at Optoelectronics Corporation. He is also the Chairman of Fortune Venture Capital Corporation, TLC Capital Co., Nexpower Technology Corporation, UMC New Business Investment Corporation, Crystalwise Technology Inc., and a Director of Epistar Corporation. Mr. Hung received a bachelor’s degree in accounting from Tam Kang University in 1982.
Shih-Wei Sun is a director and the Chief Executive Officer of our company. Dr. Sun is a representative of Silicon Integrated Systems Corp. Dr. Sun joined us in 1995 and has been responsible for the operation of our Fabs 6A, 8A, 8D and 12A, along with Central Research & Development. Prior to joining us, Dr. Sun worked for Motorola in the Advanced Products Research and Development Laboratory for ten years. Dr. Sun is also a director of Fortune Venture Capital Corporation, TLC Capital Co., Nexpower Technology Corporation, UMC New Business Investment Corporation, Unimicron Corporation and Epistar Corporation. Dr. Sun holds a Ph.D. degree in electronics materials from Northwestern University in 1986.
Wen-Yang Chen is a director of our company and currently serves as our Chief Operating Officer responsible for fab operations. Mr. Chen is a representative of Hsun Chieh Investment Co. Prior to us, Mr. Chen worked for companies including Digital Equipment Corporation and Vishay. Mr. Chen joined us in 1980 and is responsible for the operation of our 6A, 8A, 8E, 8D and 8F Fabs, specializing in development and integration of semiconductor processes and factory management. Mr. Chen is also a director of Fortune Venture Capital Corporation, TLC Capital Co., and UMC New Business Investment Corporation. Mr. Chen received Award of the Excellent Engineers from Chinese Institute of Engineers in 1994 and Manager Excellence Award in 2002.

Po-Wen Yen is a director of our company and currently serves as our senior vice president responsible for 12-inch operations. Mr. Yen is a representative of Hsun Chieh Investment Co. Mr. Yen joined us in 1986 and was responsible for the operation of Fabs 8A and 8C. He also served as the vice president for UMC-SG, our 300mm operation in Singapore. He is also a director of Fortune Venture Capital Corporation, TLC Capital Co., and UMC New Business Investment Corporation. In 2003, Mr. Yen received the National Manager Excellence Award from Chinese Professional Management Association. Mr. Yen earned a bachelor’s degree in Chemical Engineering from National Tsing Hua University and his master’s degree in chemical engineering from National Taiwan University.
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
Chitung Liu is the Chief Financial Officer of our company. Prior to joining our company in 2001, Mr. Liu was a managing director of UBS. Mr. Liu is also a director of Novatek Microelectronics Corp., Unimicron Corporation, UMC New Business Investment Corporation as well as a supervisor of TLC Capital Co., Ltd. and Nexpower Technology Corp., Mr. Liu received an executive MBA degree from National Taiwan University in 2009.
B. Compensation
The aggregate compensation paid and benefits in kind granted to our directors in 2010 were approximately NT$25 million (US$858 thousand).The remuneration was out of our 2010 earnings distribution plan, and the distribution percentage for directors is 0.1%. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Some of the remuneration was paid to the legal entities which some of our directors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2010 were approximately NT$235 million (US$8.06 million), which include NT$106 million as bonus. Certain of our directors who also served as executive officers held stock options to purchase 14.5 million shares as of March 31, 2011.
C. Board Practices
All of our directors were elected in June 2009 for a term of three years. Neither we nor any of our subsidiaries has entered into a contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.
Our board of directors established an audit committee in March 2005. In the annual ordinary stockholders’ meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an R.O.C. Audit Committee. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Directors”. After the re-election of directors in the stockholders’ meeting on June 10, 2009, our board of directors appointed Paul S.C. Hsu, Chung-Laung Liu, Chun-Yen Chang and Cheng-Li Huang to be the members of the audit committee. Each audit committee member is an independent director who is financially literate with accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Pursuant to an audit committee charter, the audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our internal audit function and independent auditors, and overseeing the accounting policies and financial reporting and disclosure practices of our company. The audit committee also has the authority to engage special legal, accounting or other consultants it deems necessary in the performance of its duties.

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
D. Employees
As of March 31, 2011, we had 13,800 employees, which included 7,519 engineers, 5,812 technicians and 469 administrative staffs performing administrative functions in Taiwan and our Singapore branch. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
Employees	2008	2009	2010
Engineers	6,461	6,579	7,365
Technicians	4,734	5,290	5,835
Administrative Staff	509	465	471

Total	11,704	12,334	13,671

Employee salaries are reviewed annually. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of management based on the performance of individuals. In addition, except under certain circumstances, R.O.C. law requires us to reserve from 10% to 15% of any offerings of our new shares for employees’ subscription.
Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On March 16, 2011, the board of directors proposed an employee bonus in cash in the amount of NT$2,477 million (US$85 million) in relation to retained earnings in 2010.
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
E. Share Ownership
As of March 31, 2011, each of our directors and executive officers held shares and/or ADSs of United Microelectronics, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Chung-Laung Liu, Paul S.C. Hsu, Chun-Yen Chang and Cheng-Li Huang, our independent directors. As of March 31, 2011, none of our directors or executive officers held, for their own account, 0.1% or more of our outstanding shares. As of April 17, 2011, our most recent record date, Hsun Chieh Investment Co. held approximately 441 million of our shares, representing approximately 3.4% of our issued shares.

We have an Employee Stock Options Plan, pursuant to which options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is 6 years from the date of its issuance. In September 2004, December 2005, October 2007 and May 2009, we obtained approvals from relevant R.O.C. authorities for the grant of up to 150 million, 350 million, 500 million and 500 million stock options, respectively, to acquire our common shares under our Employee Stock Options Plan. In July 2004, October 2004, April 2005, August 2005, September 2005, January 2006, May 2006, August 2006, December 2007 and June 2009, we granted 57 million, 20 million, 23 million, 54 million, 52 million, 39 million, 42 million, 28 million, 500 million and 300 million stock options, respectively, to our employees, with an exercise price of 28.24, 24.28, 22.37, 29.47, 26.89, 23.17, 25.19, 24.09, 18.03 and 10.40, respectively. The 57 million stock options with exercise price of 28.24 that we granted in July 2004, and the 20 million stock options with exercise price of 24.28 that we granted in October 2004, expired on June 30, 2010 and October 12, 2010 respectively.
According to our Employee Stock Options Plan, an option holder may exercise an increasing portion of his or her options starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively. Upon a voluntary termination or termination in accordance with the R.O.C. Labor Law, the option holder shall exercise his or her vested options within 30 days, subject to exceptions provided therein, and after the termination otherwise such options shall terminate. If termination was due to death, the heirs of such option holder have one year starting from the date of the death to exercise his or her vested options. If termination was due to retirement or occupational casualty, the option holder or his or her heirs may exercise all his or her options within a certain period as provided. The options are generally not transferable or pledgeable by the option holders. The total number of shares issuable upon exercise of option held by our directors and executive officers as of March 31, 2011 was 25.6 million. The units granted to each of our directors and executive officers as a percentage of our total shares as of March 31, 2011 were less than 1%.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Stockholders
The following table sets forth information known to us with respect to the beneficial ownership of our shares as of (i) April 17, 2011, our most recent record date and (ii) as of certain record dates in each of the preceding three years, for (1) the stockholders known by us to beneficially own more than 2% of our shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules.

			As of	As of	As of	As of
	As of April 17		April 17,	April 12,	April 15,	April 13,
	2011		2010	2009	2008	2007
	Number	Percentage	Percentage	Percentage	Percentage	Percentage
	of shares	of shares	of shares	of shares	of shares	of shares
	beneficially	beneficially	beneficially	beneficially	beneficially	beneficially
Name of Beneficial Owner	owned	owned	owned	owned	owned	owned
Hsun Chieh Investment Co., Ltd. (1)	441	3.4%	3.4%	3.3%	3.2%	3.2%
Xilinx, Inc.	0	0%	0.0%	0.0%	0.0%	0.6%
Silicon Integrated Systems Corp.	315	2.4%	2.4%	2.4%	2.3%	2.3%
Directors, supervisors and executive officers as a group	808	6.22%	6.2%	5.7%	5.6%	6.2%

(1)	36.5% owned by United Microelectronics as of March 31, 2011.
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
The following table shows our aggregate ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of December 31, 2010.

Name	Ownership%
AMIC Technology (Taiwan), Inc.	18.77
Silicon Integrated Systems Corp.	16.94
We provide foundry services to these fabless design companies on arm’s-length prices and terms. We derived NT$1,462 million, NT$1,141 million and NT$791 million (US$27 million) of our net operating revenues in 2008, 2009 and 2010, from the provision of our foundry services to these fabless design companies.
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
As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. On June 13, 2008, our stockholders approved a cash dividend of NT$0.75 per share for an aggregate of NT$9,382,646,949, a stock dividend of NT$0.08 per share from retained earnings and NT$0.37 from capital reserve for 2008. On June 10, 2009, our stockholders approved not to distribute any stock or cash dividends for 2009. On June 15, 2010, our stockholders approved a cash dividend of NT$0.5 per share for an aggregate of NT$6,233,001,658. On March 16, 2011, the board of directors proposed dividends of NT$14,033,575,265 (approximately NT$1.12 per share).
The following table sets forth the cash dividends per share and stock dividends per share as a percentage of shares outstanding paid during each of the years indicated in respect of shares outstanding at the end of each such year, except as otherwise noted.

			Total Number of	Number of
	Cash Dividend per	Stock Dividend per	Shares Issued as	Outstanding Shares
	Share	Share	Stock Dividend	at Year End
	NT$	NT$
1997	—	3.0	868,629,276	4,117,758,265
1998	—	2.9	1,199,052,940	5,480,221,725
1999	—	1.5	834,140,790	6,638,054,462
2000	—	2.0	1,809,853,716	11,439,016,900
2001	—	1.5	1,715,104,035	13,169,235,416
2002	—	1.5	1,968,018,212	15,238,578,646
2003	—	0.4	607,925,145	15,941,901,463
2004	—	0.8	1,288,558,185	17,550,800,859
2005	0.1029	1.029	1,758,736,435	18,856,632,324
2006	0.409141420	0.10228530	179,031,672	19,131,192,690
2007	0.7	—	—	13,214,494,883
2008	0.75	0.45	562,958,816	12,987,771,315
2009	—	—	—	12,987,771,315
2010	0.5	—	—	12,987,912,315

(1)	We declare stock dividends in a NT dollar amount per share, but we pay the stock dividends to our stockholders in the form of shares. The amount of shares distributed to each stockholder is calculated by multiplying the dividend declared by the number of shares held by the given stockholder, divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.

B. Significant Changes
There have been no significant subsequent events following the close of the last financial year up to the date of this annual report on Form 20-F that are known to us and require disclosure in this annual report for which disclosure was not made in this annual report.
Our consolidated net operating revenues for the three months ended March 31, 2011 was NT$31,166 million (US$1,070 million). Our consolidated net operating revenues for the three months ended March 31, 2011 are not indicative of the results that may be expected for any subsequent period.

ITEM 9.	THE OFFER AND LISTING
A. Offer and Listing Details
Market Price Information for Our Shares
Our shares have been listed on the Taiwan Stock Exchange since July 1985. There is no public market outside Taiwan for our shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our shares. The closing price for our shares on the Taiwan Stock Exchange on April 27, 2011 was NT$15.30 per share.

	Closing Price Per Share(1)		Average Daily
	High	Low	Trading Volume
	NT$	NT$	(in thousands of shares)
2005	25.20	16.75	84,868.00
2006	22.60	17.60	67,133.00
2007	23.45	17.15	53,166.86
2008	20.30	6.80	37,521.00
2009	17.20	7.10	85,869.55
First Quarter	12.00	7.10	65,283.37
Second Quarter	14.95	10.30	135,721.42
Third Quarter	16.15	10.95	83,937.95
Fourth Quarter	17.20	15.40	57,964.97
2010	18.6	12.95	53,660.37
First Quarter	18.6	15.45	61,199.41
Second Quarter	17.2	13.8	44,109.17
Third Quarter	14.85	12.95	41,111.93
Fourth Quarter	16.7	13.3	68,624.75
October	14.55	13.3	64,308.25
November	15.4	14.4	72,114.45
December	16.7	15.35	69,227.94
2011 (through April 27)	18.10	14.10	63,196.90
First Quarter	18.1	14.1	70,662.07
January	18.1	15.55	90,482.50
February	17.6	15.4	64,251.73
March	15.9	14.1	57,328.86
Second Quarter (through April 27)	15.60	14.75	38,166.63
April (through April 27)	15.60	14.75	38,166.63

Source: Taiwan Stock Exchange.

(1)	Information has been adjusted to give effect to 758,736,435 Shares and 197,285,530 Shares issued as stock dividend and employee bonus, respectively, in August 2005; 179,031,672 Shares, NT$7,161,266,830, 45,845,444 Shares and NT$305,636,291 issued as stock dividend, cash dividend, stock employee bonus and cash employee bonus, respectively, in August 2006; NT$12,461,529,283 and NT$2,324,119,405 issued as cash dividend and cash employee bonus, respectively, in August 2007; and 562,958,816 Shares and 114,616,567 Shares issued as stock dividend and employee bonus, respectively, in August 2008.

Market Price Information for Our American Depositary Shares
Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. The outstanding ADSs are identified by the CUSIP number 910873 40 5. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 27, 2011 was US$2.81 per ADS. Each of our ADSs represents the right to receive five shares.

	Closing Price Per ADS(1)		Average ADS Daily
	High	Low	Trading Volume
	US$	US$
2005	4.43	2.80	4,279,929
2006	3.90	2.82	5,804,766
2007	4.48	2.93	6,536,888
2008	3.71	1.51	5,784,055
2009	3.53	1.65	4,784,033
First Quarter	2.82	1.65	4,100,685
Second Quarter	3.53	2.36	6,364,041
Third Quarter	3.82	2.54	4,099,427
Fourth Quarter	3.88	3.25	5,828,853
2010	4.22	2.55	3,929,367
First Quarter	4.22	3.34	5,840,361
Second Quarter	3.89	2.87	4,404,338
Third Quarter	3.21	2.55	2,943,675
Fourth Quarter	3.28	2.6	2,626,094
November	3.23	2.85	2,376,990
December	3.28	2.96	3,110,836
2011 (through April 27)	3.46	2.50	4,000,139
First Quarter	3.46	2.50	4,125,455
January	3.46	3.09	5,257,485
February	3.43	2.80	4,650,800
March	2.94	2.50	2,707,100
Second Quarter (through April 27)	2.84	2.65	3,568,493
April (through April 27)	2.84	2.65	3,568,493

Sources: Bloomberg

(1)	Information has been adjusted to give effect to 1,758,736,435 Shares and 197,285,530 Shares issued as stock dividend and employee bonus, respectively, in August 2005; 179,031,672 Shares, NT$7,161,266,830, 45,845,444 Shares and NT$305,636,291 issued as stock dividend, cash dividend, stock employee bonus and cash employee bonus, respectively, in August 2006; NT$12,461,529,283 and NT$2,324,119,405 issued as cash dividend and cash employee bonus, respectively, in August 2007; and 562,958,816 Shares and 114,616,567 Shares issued as stock dividend and employee bonus, respectively, in August 2008.
As of March 31, 2011, there were a total of 229,568,376 ADSs listed on the NYSE. With certain limited exceptions, holders of shares that are not R.O.C. persons are required to hold these shares through a brokerage or custodial account in the R.O.C.. As of March 31, 2011, 1,147,841,880 ordinary shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2011, 229,371,972 ADSs representing these 1,146,859,860 shares were held of record by Cede & Co., and 196,404 ADSs were held by U.S. registered stockholders. We have no further information as to shares held or beneficially owned by U.S. persons.

B. Plan of Distribution
Not applicable.
C. Markets
The principal trading markets for our shares are the Taiwan Stock Exchange and the New York Stock Exchange, on which our shares trade in the form of ADSs.
D. Selling Stockholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The following statements summarize the material elements of our capital structure and the more important rights and privileges of stockholders conferred by R.O.C. law and our articles of incorporation.
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
Directors
The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by stockholders and is responsible for the management of our business. As of March 31, 2011, our board of directors consisted of nine directors, out of which four are independent directors. In the annual ordinary stockholders’ meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual ordinary stockholders’ meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an R.O.C. Audit Committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our stockholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the total issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at a stockholders’ meeting involving the election of directors. Pursuant to the R.O.C. Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our stockholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. In order to enhance corporate governance, effective from January 1, 2007, under the amended R.O.C. Securities and Exchange Act, a legal entity stockholder of a public company is no longer permitted to appoint representatives to be elected and/or serve as directors and supervisors at the same time unless otherwise permitted by the R.O.C. FSC. The R.O.C. FSC granted an exemption from this restriction if the terms of such representatives began prior to January 1, 2007. As of March 31, 2011, three of our nine directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management”.

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
In order to strengthen corporate governance of companies in Taiwan, effective from January 1, 2007, the amended R.O.C. Securities and Exchange Act authorizes the R.O.C. FSC, after considering certain factors, including the scale, shareholding structure and business nature of a public company, to require that a public company, such as our company, meet certain criteria, including having at least two independent directors but not less than one fifth of the total number of directors. The amended R.O.C. Securities and Exchange Act grants those public companies a grace period until the expiry of the terms of the incumbent directors who took their office prior to January 1, 2007.
In addition, pursuant to the amended R.O.C. Securities and Exchange Act, a public company is required to either establish an audit committee, or R.O.C. Audit Committee, or retain supervisors, provided that the R.O.C. FSC may, after considering the scale and business nature of a public company and other necessary situation, require the company to establish an audit committee in place of its supervisors. Currently, the R.O.C. FSC has not promulgated such compulsory rules, and all public companies may, at their discretion, retain either an R.O.C. Audit Committee or supervisors. We amended our articles of incorporation in the annual ordinary stockholders’ meeting held on June 13, 2008, introducing the mechanism of an R.O.C. Audit Committee. According to our latest amended articles of incorporation, our R.O.C. Audit Committee is composed of all independent directors and performs the duties of supervisors provided under the R.O.C. Company Act. We held the election for all of the directors and independent directors in the annual ordinary stockholders’ meeting held in June 2009. As a company is not allowed to maintain both supervisors and a R.O.C. Audit Committee, immediately upon the inauguration of the first term of the R.O.C. Audit Committee, we no longer retain the supervisors.
According to our articles of incorporation, as amended on June 13, 2008, we may purchase directors and officers liability insurance for our directors, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for.
Compensation Committee
The R.O.C. Securities and Exchange Act, as amended on November 24, 2010, further introduced the mechanism of “Compensation Committee”, which requires all the publicly listed companies in the R.O.C., including our company, to adopt a compensation committee. On March 18, 2011, R.O.C. FSC promulgated the Regulations Governing the Establishment and Exercise of Powers by Compensation Committees of Public Companies, according to which, listing companies of our size shall set up the compensation committee no later than September 30, 2011 and the compensation committee shall be composed of no less than three members commissioned by the board of directors. In addition, for the company with independent directors, such as us, at least one of committee members shall be the independent director of such company.

Shares
As of December 31, 2010, our authorized share capital was NT$260 billion, divided into 26 billion shares, of which 12,987,912,315 shares were issued and 12,987,912,315 shares were outstanding. All shares presently issued are fully paid and in registered form, and existing stockholders are not subject to any capital calls. We had no convertible bonds outstanding as of March 31, 2011. As of March 31, 2011, we had neither warrant nor option on our shares, except for the options exercisable for 346 million common shares we granted to our employees under our Employee Stock Options Plan discussed below.
Employee Stock Option
According to our Employee Stock Options Plan, options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. In October 2003, September 2004, December 2005, October 2007 and June 2009, we obtained approval by relevant R.O.C. authorities to grant up to 1 billion, 150 million, 150 million, 350 million, 500 million and 500 million stock options, respectively, to acquire our common shares under our Employee Stock Option Plan. According to the plan, an option holder may exercise an increasing portion of his or her options in time starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively.
The table below shows the number of options granted and outstanding and the month in which they were granted:

	April	August	September	January
	2005	2005	2005	2006
	(in millions)
Number of Options Granted	23	54	52	39
Number of Options Outstanding as of March 31, 2011	5	17	23	9
Shares available to option holders as of March 31, 2011	5	17	23	9

	May	August	December	June
	2006	2006	2007	2009
	(in millions)
Number of Options Granted	42	28	500	300
Number of Options Outstanding as of March 31, 2011	14	8	367	264
Shares available to option holders as of March 31, 2011	14	8	367	264

Note:	The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock. The exercise price of the options was also adjusted according to the capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for one share of the Company’s common stock.
New Shares and Preemptive Rights
New shares may only be issued with the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under R.O.C. law to amend our articles of incorporation and obtain approval of our stockholders in a stockholders’ meeting. We must also obtain the approval of, or submit a registration with, the R.O.C. FSC and the Science Park Administration. According to the R.O.C. Company Act, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a listed company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a stockholders’ meeting, which will reduce the number of new shares in which existing stockholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing stockholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings. According to the Corporate Merger and Acquisition Act of the R.O.C., as effective on February 8, 2002, and amended on May 5, 2004, if new shares issued by our company are solely for the purpose of acquisition, share swap or spin-off, the above-mentioned restrictions, including the employee stock ownership plan, the preemptive rights of the existing stockholders and the publicity requirement of a listed company, to such issuance of new shares may not be applied.

Stockholders
We only recognize persons registered in our register as our stockholders. We may set a record date and close our register of stockholders for specified periods to determine which stockholders are entitled to various rights pertaining to our shares.
Transfer of Shares
Shares in registered form are transferred in book-entry form or by endorsement and delivery of the related share certificates. Transferees must have their names and addresses registered on our register in order to assert stockholder’s rights against us. Our stockholders are required to file their respective specimen seals with our share registrar, Horizon Securities Co., Ltd. Under the current R.O.C. Company Act, a public company, such as our company, may issue individual share certificates, one master certificate or no certificate at all, to evidence common shares. Our articles of incorporation, as amended on June 13, 2008, provide that we may deliver shares in book-entry form instead of by means of issuing physical share certificates.
Stockholders’ Meetings
We are required to hold an annual ordinary stockholders’ meeting once every calendar year within six months from the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors deem necessary, and they must do so if requested in writing by stockholders holding no less than 3% of our paid-in share capital who have held these shares for more than a year. At least 15 days’ advance written notice must be given of every extraordinary stockholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary stockholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The R.O.C. Company Act also provides that in order to approve certain major corporate actions, including any amendment of our articles of incorporation, dissolution, merger or spin-off, entering into, amendment, or termination of any contract for lease of the company’s business in whole, or for entrusted business, or for joint operation with others on regular basis, the transfer of all or an essential part of the business or assets, accept all of the business or assets of any other company which would have a significant impact in our operations, removing directors or the distribution of dividend in stock form, a special resolution shall be adopted by the holders of the majority of our shares represented at a stockholders’ meeting at which holders of at least two-thirds of our issued and outstanding shares are present. However, in the case of a public company, such as our company, such resolution may be adopted by the holders of at least two-thirds of the shares represented at a stockholders’ meeting at which holders of at least a majority of our issued and outstanding shares are present. However, if we are the controlling company and hold no less than 90% of our subordinate company’s outstanding shares, our merger with the subordinate company can be approved by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present without stockholders’ approval. In addition, according to the Corporate Merger and Acquisition Act of the R.O.C., if a company intends to transfer all or an essential part of its business or assets to its wholly-owned subsidiary, subject to the qualifications set forth in the said act, such transaction only needs to be approved by majority board resolution rather than super majority vote by the stockholder’s meeting as required by the R.O.C. Company Act.
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
Our stockholders may be represented at an ordinary or extraordinary stockholders’ meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary stockholders’ meeting, unless such proxy has been revoked no later than one day before the date of the stockholders’ meeting. Voting rights attached to our shares exercised by our stockholders’ proxy are subject to the proxy regulation promulgated by the R.O.C. FSC.

Any stockholder who has a personal interest in a matter to be discussed at our stockholders’ meeting, the outcome of which may impair our interests, shall not vote or exercise voting rights on behalf of another stockholder on such matter.
Holders of our ADSs generally will not be able to exercise voting rights on the shares underlying their ADSs on an individual basis.
Dividends and Distributions
We are not allowed under R.O.C. law to pay dividends on our treasury shares. We may distribute dividends on our issued and outstanding shares if we have earnings. Before distributing a dividend to stockholders, among other things, we must recover any past losses, pay all outstanding taxes and set aside a legal reserve equivalent to 10% of our net income until our legal reserve equals our paid-in capital.
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
In addition to permitting dividends to be paid out of net income, we are permitted under the R.O.C. Company Act to make distributions to our stockholders of additional shares by capitalizing reserves, including the legal reserve and capital surplus of premiums from issuing stock and earnings from gifts received if we do not have losses. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve, and is payable only if and to the extent the accumulated legal reserve exceeds 50% of our paid-in capital.
For information as to R.O.C. taxes on dividends and distributions, see “—E. R.O.C. Tax Considerations” in this Item.

Acquisition of Our Shares by Us
An R.O.C. company may not acquire its own common shares, except under certain exceptions provided in the R.O.C. Company Act or the R.O.C. Securities and Exchange Act. Under the amendments to the R.O.C. Company Act, which took effect on November 14, 2001, a company may purchase up to 5% of its issued common shares for transfer to employees in accordance with a resolution of its board of directors, passed by a majority vote, at a meeting with at least two-thirds of the directors present.
Under Article 28-2, an amendment to the R.O.C. Securities and Exchange Act, which took effect on July 21, 2000, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase up to 10% of our issued shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the R.O.C. FSC, for the following purposes:
•	to transfer shares to our employees;
•	to transfer upon conversion of bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by us; and
•	if necessary, to maintain our credit and our stockholders’ equity; provided that the shares so purchased shall be canceled thereafter.
We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. In 2008, 2009 and 2010, we purchased an aggregate of 200 million, 300 million and 300 million, respectively, of our shares under these plans. We did not have any buyback program in 2007. From August 28, 2008 to October 2, 2008, we purchased 200 million of our shares for cancellation. From December 17, 2008 to February 16, 2009, we purchased 300 million of our shares on the Taiwan Stock Exchange at an average price of $7.98 per share to transfer to our employees. From February 3, 2010 to April 2, 2010, we purchased 300 million of our shares on the Taiwan Stock Exchange at an average price of NT$16.15 per share to transfer to our employees. Of the repurchased shares, 137 million, 97 million and 78 million shares were purchased by our employees in November 2003, December 2007 and December 2009, respectively; 556 million shares in aggregate were canceled in 2008.
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
Under the R.O.C. Company Act, a stockholder may bring suit against us in the following events:
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
Other Rights of Stockholders
Under the R.O.C. Company Act and the Corporate Merger and Acquisition Act, dissenting stockholders are entitled to appraisal rights in the event of a spin-off or a merger and various other major corporate actions. Dissenting stockholders may request us to redeem all their shares at a then fair market price to be determined by mutual agreement. If no agreement can be reached, the valuation will be determined by a court. Subject to applicable law, dissenting stockholders may, among other things, exercise their appraisal rights by notifying us before the related stockholders’ meeting and/or by raising and registering their dissent at the stockholders’ meeting and also waive their voting rights.
One or more stockholders who have held more than 3% of the issued and outstanding shares for more than one year may require our board of directors to call an extraordinary stockholders’ meeting by sending a written request to our board of directors.
Effective from June 24, 2005, the R.O.C. Company Law allows stockholder(s) holding 1% or more of the total issued shares of a company to, during the period of ten days or more prescribed by the company, submit one proposal in writing containing no more than three hundred words (in terms of Chinese characters) for discussion at the annual ordinary stockholders’ meeting.
Financial Statements
For a period of at least 10 days before our annual ordinary stockholders’ meeting, we must make available our annual financial statements at our principal offices in Hsinchu, Taiwan, and our share registrar in Taipei for our stockholders’ inspection.
Transfer Restrictions
Our directors, managers and stockholders holding more than 10% of our shares are required to report any changes in their shareholding to us on a monthly basis. In addition, the number of shares that they can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by R.O.C. law. Further, they may sell or transfer our shares on the Taiwan Stock Exchange only after reporting to the R.O.C. FSC at least three days before the transfer, provided that such reporting is not required if the number of shares transferred does not exceed 10,000 in one business day.

C. Material Contracts
Cross License Agreement, dated as of December 7, 2005, between United Microelectronics Corporation and Freescale Semiconductor, Inc.
We entered into a five-year cross license agreement with Freescale effective as of December 7, 2005, which provides for the cross license of certain semiconductor manufacturing patents. Under this agreement, Freescale has granted to us and our subsidiaries, nonexclusive, worldwide and non-transferable licenses, without the right to grant sublicenses (except to sublicense subsidiaries), for manufacturing inventions of certain semiconductive devices under Freescale’s patents filed prior to December 31, 2010, and we have granted Freescale, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses (except to sublicense subsidiaries) for manufacturing inventions of certain semiconductive devices under our patents filed prior to December 31, 2010. We also agreed to pay Freescale certain royalty fees under this agreement. This agreement expired as of December 31, 2010.
Cross License Agreement, dated as of January 1, 2006, between United Microelectronics Corporation and International Business Machine Corporation.
We entered into a five-year cross license agreement with IBM effective as of January 1, 2006, which provides for the cross license of certain semiconductor patents including process, topography and design. Under this agreement, IBM has granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making our and our subsidiaries’ licensed products in R.O.C., Japan and Singapore and selling, leasing, licensing, using and/or transferring our and our subsidiaries’ licensed products worldwide under IBM’s patents filed prior to January 1, 2011; we granted IBM, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for the term of the cross license for making, selling, leasing, licensing, using and/or transferring IBM’s licensed products under our patents filed prior to January 1, 2011. We also agreed to pay IBM certain royalty fees under this agreement. This five-year cross license agreement with IBM terminated on December 31, 2010. We entered into a new “life-of-the-patents” cross license agreement with IBM that will be effective until June 30, 2029, the expiration date of the last-to-expire of the licensed patents thereunder. Under this agreement, IBM has granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making our and our subsidiaries’ licensed products in R.O.C., Japan, Singapore and PRC and selling, leasing, licensing, using and/or transferring our and our subsidiaries’ licensed products worldwide under IBM’s patents filed effectively prior to July 1, 2009; we granted IBM, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for the term of the cross license for making, selling, leasing, licensing, using and/or transferring IBM’s licensed products under our patents filed effectively prior to July 1, 2009. We also agreed to pay IBM certain royalty fees under this agreement.
Cross License Agreement, dated as of January 1, 2006, between United Microelectronics Corporation and Renesas Technology Corp.
We entered into a five-year cross license agreement with Renesas effective as of January 1, 2006, which provides for the cross license of certain semiconductor patents including process and design. Under this agreement, Renesas has granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making, selling, importing or otherwise disposing of our and our subsidiaries’ licensed products under Renesas’s patents filed prior to December 31, 2010; we granted Renesas royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for the term of the cross license for making, selling, using or otherwise disposing of Renesas’ licensed products under our patents filed prior to December 31, 2010. We also agreed to pay Renesas certain royalty fees under this agreement. Under the terms of the agreement, the cross license cannot be assigned without our consent. Due to the merger of Renesas with NEC Electronics Company on April 1, 2010, under mutual agreement with Renesas, we have terminated this agreement as of June 30, 2010.

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
Major Construction Agreements
We entered into various major agreements with construction and engineering companies, such as,Nova Technology Corp., L&K Engineering Co., Ltd., Wholetech System Hitech Limited Yih-shin Construction Co., Ltd., and TECO Electric and Machinery Co., Ltd. to expand our semiconductor facilities in the Tainan Science Park. These agreements are effective from December 5, 2009 to April 26, 2015, and the total contractual amount exceeds NT$3.8 billion.
Major Long-term Loan Agreements
We entered into a long-term secured loan agreement effective from November 28, 2008 through November 28, 2018 with the Bank of Taiwan. We pledged the equipment at our semiconductor facilities in Tainan Science Park as collateral in an amount up to NT$4.8 billion for the loan.
D. Exchange Controls
Foreign Investment and Exchange Controls in Taiwan
We have extracted from publicly available documents the information presented in this section. Please note that citizens of the People’s Republic of China and entities organized in the People’s Republic of China are subject to special R.O.C. laws, rules and regulations, which are not discussed in this section.
General
Historically, foreign investments in the securities market of Taiwan were restricted. However, commencing in 1983, the Taiwan government has from time to time enacted legislation and adopted regulations to make foreign investment in the Taiwan securities market possible. Initially, only overseas investment trust funds of authorized securities investment trust enterprises established in Taiwan were permitted to invest in the Taiwan securities market. Since January 1, 1991, qualified foreign institutional investors are allowed to make investments in the Taiwan public securities market. Since March 1, 1996, non-resident foreign institutional and individual investors, called “general foreign investors”, are permitted to make direct investments in the Taiwan public securities market. On September 30, 2003, the Executive Yuan amended the Regulations Governing Investment in Securities by Overseas Chinese and Foreign Nationals, or the Investment Regulations, under which the “Qualified Foreign Institutional Investors”, or QFII, designations have been abolished and the restrictions on foreign portfolio investors have been revised. According to the Investment Regulations, “Foreign Institutional Investor”, or FINI, means an entity which is incorporated under the laws of countries other than the R.O.C. or the branch of a foreign entity which is established within the territory of the R.O.C., and “Foreign Individual Investor”, or FIDI, means an overseas Chinese or a foreign natural person. In addition, the Investment Regulations also lifted some restrictions and simplified procedures of investment application.

On April 30, 2009, the R.O.C. FSC promulgated regulations allowing QDIIs under PRC regulations and certain other PRC persons to invest in the securities of R.O.C. companies. However, prior approval from the Investment Commission of the R.O.C. Ministry of Economic Affairs is required for a PRC person’s ownership of 10% or more of the issued and outstanding shares of a listed R.O.C. company.
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
Capital remitted into Taiwan under the foreign investment guidelines may be repatriated at any time without the approval of the R.O.C. FSC. Capital gains and income on investments may also be repatriated at any time.
Foreign Investors
Each FINI who wishes to invest directly in the R.O.C. securities market is required to register with the Taiwan Stock Exchange and obtain an investment identification number if the FINI is a non-resident and has no sub-investment accounts in the R.O.C.. Except for some restrictions imposed by specific laws and regulations, the individual and aggregate foreign ownership of the issued share capital in a Taiwan Stock Exchange-listed company or a GreTai Securities Market-listed company is not restricted. An R.O.C. custodian for a non-resident FINI is required to submit to the CBC, and the Taiwan Stock Exchange a report of trading activities, inward and outward remittance of capital and status of assets under custody and other matters every month.
Each FIDI who wishes to invest directly in the R.O.C. securities market is also required to register with the Taiwan Stock Exchange and obtain an investment identification number. The R.O.C. FSC has lifted the limitation on the amount of investment in the R.O.C. securities market for a non-resident FIDI.
Foreign Investment Approval
Foreign investors (both institutional and individual) who wish to make direct investments in the shares of R.O.C. companies are required to submit a “foreign investment approval” application to the Investment Commission of the R.O.C. MOEA, or other government authority and enjoy benefits granted under the Statute for Foreigner’s Investment and the Statute for Overseas Chinese’s Investment. The Investment Commission of the R.O.C. MOEA or other government authority reviews each foreign investment approval application and approves or disapproves the application after consultation with other governmental agencies, if necessary. Any non-R.O.C. person possessing a foreign investment approval may repatriate annual net profits and interests attributable to an approved investment. Investment capital and capital gains attributable to the investment may be repatriated with approval of the Investment Commission of the R.O.C. MOEA or other government authority.
In addition to the general restrictions against direct investments by foreign investors in R.O.C. companies, foreign investors are currently prohibited from investing in certain prohibited industries in Taiwan under the “Negative List”. The prohibition on direct foreign investment in the prohibited industries in the Negative List is absolute in the absence of a specific exemption from the application of the Negative List. Under the Negative List, some other industries are restricted so that foreign investors may directly invest only up to a specified level and with the specific approval of the relevant authority responsible for enforcing the legislation which the Negative List is intended to implement. Our business is not a restricted industry under the Negative List.
In June of 2009, the R.O.C. MOEA further allowed PRC persons to make direct investments in Taiwan. However, such direct investment is still subject to various restrictions, such as that that only the industries listed in the Positive List, as promulgated by the Executive Yuan, are legally permitted targets and that all the PRC persons who wish to make direct investments in R.O.C. are required to submit an “investment approval” application to the Investment Commission of the R.O.C. MOEA.

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
Aside from trade-related foreign exchange transactions, R.O.C. companies and residents may remit to and from Taiwan foreign currencies of up to US$50 million (or its equivalent) and US$5 million, (or its equivalent) respectively in each calendar year. These limits apply to remittances involving a conversion between NT dollars and U.S. dollars or other foreign currencies. A requirement is also imposed on all private enterprises to register all medium and long-term foreign debt with the CBC.
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
Depositary Receipts
In April 1992, the R.O.C. SFB (the predecessor of the R.O.C. FSC) began allowing R.O.C. companies listed on the Taiwan Stock Exchange to sponsor the issuance and sale of depositary receipts evidencing depositary shares. Notifications for these issuances are still required. In December 1994, the Ministry of Finance began allowing companies whose shares are traded on the GreTai Securities Market to sponsor the issuance and sale of depositary receipts evidencing depositary shares. On October 24, 2002, the R.O.C. SFB began allowing public companies that are not listed on the Taiwan Stock Exchange or the GreTai Securities Market to sponsor the issuance and sale of depositary receipts by way of private placements outside the R.O.C..
A holder of depositary shares wishing to withdraw common shares underlying depositary shares is required to appoint a local agent or representative with qualifications set forth by the R.O.C. FSC to, among other things, open a securities trading account with a local brokerage firm, pay R.O.C. taxes, remit funds, and exercise stockholders’ right. In addition, the withdrawing holder is also required to appoint a custodian bank with qualifications set forth by the R.O.C. FSC to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information. Without making this appointment and the opening of accounts, the withdrawing holder would be unable to subsequently sell the common shares withdrawn from a depositary receipt facility on either the Taiwan Stock Exchange or the GreTai Securities Market.
After the issuance of a depositary share, a holder of the depositary share may immediately, comparing to a three-month waiting period restriction which was lifted in 2003, request the depositary issuing the depositary share to cause the underlying common shares to be sold in the R.O.C. or to withdraw the common shares represented by the depositary receipt and deliver the common shares to the holder. On April 30, 2009 and July 3, 2009, the R.O.C. Executive Yuan approved the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors and the Regulations Governing Investment in Taiwan by Mainland Area Persons, respectively, under which qualified PRC persons are permitted to invest in Taiwan companies under limited circumstances, including purchase of the depositary receipts issued by a Taiwan company. However, prior approval from the Investment Commission of the R.O.C. Ministry of Economic Affairs is required for a qualified PRC person’s ownership of 10% or more of the issued and outstanding shares of a listed R.O.C. company.

No deposits of shares may be made in a depositary receipt facility and no depositary receipts may be issued against deposits without specific R.O.C. FSC approval, unless they are:
(1)	stock dividends;
(2)	free distributions of common shares;
(3)	due to the exercise by a holder of his or her preemptive rights in the event of capital increases for cash; or
(4)	permitted under the deposit agreement and the custody agreement, due to the direct purchase of shares or purchase through the depositary in the domestic market or the surrender of shares under the possession of investors and then delivery of such shares to the custodian for deposit in the depositary receipt facility, provided that the total number of depositary receipts outstanding after an issuance cannot exceed the number of issued depositary shares previously approved by the R.O.C. FSC in connection with the offering plus any depositary shares issued pursuant to the events described in (1), (2) and (3) above. These issuances may only be made to the extent previously issued depositary shares have been withdrawn.
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
E. Taxation
R.O.C. Tax Considerations
The following summarizes the principal R.O.C. tax consequences of owning and disposing of the ADSs or shares to a holder of ADSs or shares that is not a resident of the R.O.C.. An individual holder will be considered as not a resident of the R.O.C. for the purposes of this section if he or she is not physically present in Taiwan for 183 days or more during any calendar year, except if the individual holder has both R.O.C. and non-R.O.C. nationalities and has a registered address in the R.O.C.. An entity holder will be considered as not a resident of the R.O.C. if it is organized under the laws of a jurisdiction other than Taiwan and has no fixed place of business or other permanent establishment or business agent in the R.O.C.. Prospective purchasers of ADSs or shares should consult their own tax advisors concerning the tax consequences of owning ADSs or shares in the R.O.C. and any other relevant taxing jurisdiction to which they are subject.
Dividends
Dividends, whether in cash or shares, declared by us out of retained earnings and paid out to a holder that is not an R.O.C. resident in respect of shares represented by ADSs are subject to R.O.C. withholding tax at the time of distribution. Effective from January 1, 2010, the rate of withholding for non-resident individuals and non-resident entities is 20% of the amount of the distribution in the case of cash dividends or of the par value of the shares distributed in the case of stock dividends. Under current practice adopted by tax authorities, a 20% withholding rate is applied to a non-resident ADS holder without requiring the holder to apply for or obtain foreign investment approval. As discussed in the section “—Tax Reform” below, certain of our retained earnings will be subject to a 10% undistributed retained earnings tax. To the extent dividends are paid out of retained earnings which have been subject to the retained earnings tax, the amount of such tax will be used by us to offset a non-resident’s withholding tax liability on such dividend. Consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax may be less than 20%. There is no withholding tax with respect to stock dividends declared out of our capital reserve.

Capital Gains
Under current R.O.C. law, gains realized on R.O.C. securities transactions are primarily exempt from income tax. However, subject to the AMT Act, gains realized from various securities transactions by an R.O.C.-resident entity and from some securities transactions by an R.O.C.-resident individual, such as securities not listed on the Taiwan Stock Exchange or the GreTai Securities Market, shall be calculated as taxable income for the purpose of the AMT and may further be subject to income tax. In addition, transfers of ADSs by non-resident holders are not regarded as sales of R.O.C. securities and, as a result, any gains derived therefrom are currently not subject to R.O.C. income tax.
Securities Transaction Tax
The R.O.C. government imposes a securities transaction tax that will apply to sales of shares, but not to sales of ADSs. The transaction tax, which is payable by the seller, is generally levied on sales of shares at the rate of 0.3% of the sales proceeds. Withdrawals of our shares from our depositary facility are not subject to the R.O.C. securities transaction tax.
Preemptive Rights
Distribution of statutory preemptive rights for shares in compliance with the R.O.C. Company Act is not subject to R.O.C. tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities by a non-resident holder may be subject to the R.O.C. securities transaction tax, currently at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory preemptive rights which are not evidenced by securities are subject to capital gains tax at the rate of 20% of the gains realized for non-R.O.C. entity holders and non-R.O.C. individual holders. Subject to compliance with the R.O.C. law, we have sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.
Estate Taxation and Gift Tax
R.O.C. estate tax is payable on any property within the R.O.C. of a deceased individual who is a non-resident individual and R.O.C. gift tax is payable on any property located within the R.O.C. donated by any such person. Under the newly amended Articles 13 and 19 of the R.O.C. Estate and Gift Tax Act, which became effective on January 23, 2009, estate tax is currently payable at the rate of 10% and gift tax is payable at the rate of 10%. Under R.O.C. estate and gift tax laws, the shares will be deemed located in the R.O.C. irrespective of the location of the owner. It is unclear whether a holder of ADSs will be considered to own shares for this purpose.
Tax Treaties
The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, the United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, and Israel, Paraguay, Hungary and France which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether a non-R.O.C. holder of ADSs will be considered to own shares for the purposes of such treaties. Accordingly, a holder of ADSs who is otherwise entitled to the benefit of a treaty should consult its own tax advisors concerning eligibility for benefits under the treaty with respect to the ADSs.
Tax Reform
In order to increase Taiwan’s competitiveness, an amendment to the R.O.C. Income Tax law was enacted on January 1, 1998, to integrate the corporate income tax and the stockholder dividend tax with the aim of eliminating the double taxation effect for resident stockholders of Taiwanese corporations.
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

U.S. Federal Income Tax Considerations For U.S. Persons
The following is a summary of certain U.S. federal income tax consequences for beneficial owners of our shares or ADSs, that hold the shares or ADSs as capital assets and that are U.S. holders that are not citizens of the R.O.C., do not have a permanent establishment in the R.O.C. and are not physically present in the R.O.C. for 183 days or more within a calendar year. You are a U.S. holder if you are, for U.S. federal income tax purposes, any of the following:
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
In general, for U.S. federal income tax purposes, a U.S. person who is the beneficial owner of an ADS will be treated as the owner of the shares underlying its ADS. Accordingly, deposits or withdrawals of shares by U.S. holders for ADSs generally will not be subject to U.S. federal income tax. However, the U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits by the U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of R.O.C. taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.
Taxation of Dividends
Except as discussed below with respect to the passive foreign investment company rules, the amount of distributions (including net amounts withheld in respect of R.O.C. withholding taxes) you receive on your shares or ADSs (other than certain pro rata distributions of shares to all stockholders) will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. In determining the net amounts withheld in respect of R.O.C. taxes, any reduction in the amount withheld on account of an R.O.C. credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax. Such income will be includible in your gross income as ordinary income on the day you actually or constructively receive it, which in the case of an ADS will be the date actually or constructively received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. You will not be entitled to claim a dividend received deduction with respect to distributions you receive from us.
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

Subject to certain limitations under the Code, you may be entitled to a credit or deduction against your U.S. federal income taxes for the net amount of any R.O.C. taxes that are withheld from dividend distributions made to you. The election to receive a credit or deduction must be made annually, and applies to all foreign taxes for the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to shares or ADS will generally be considered passive category income from sources outside the United States. Furthermore, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs if you (1) have held the shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or (2) are obligated to make payments related to the dividends. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
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
It is possible that pro rata distributions of shares or ADSs to all stockholders may be made in a manner that is not subject to U.S. federal income tax. In the event that such distributions are tax-free, the basis of any new shares or ADSs so received will generally be determined by allocating the U.S. holder’s basis in the old shares or ADSs between the old shares or ADSs and the new shares or ADSs, based on their relative fair market values on the date of distribution. For U.S. tax purposes, any such tax-free share or ADS distribution and any distributions in excess of current and accumulated earnings and profits generally would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any R.O.C. withholding tax imposed on such distributions unless you can use the credit against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes. You should consult your own tax advisors regarding all aspects of the foreign tax credit.
Taxation of Capital Gains
Except as discussed below with respect to the passive foreign investment company rules, when you sell or otherwise dispose of your shares or ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares or ADSs and your basis in the shares or ADSs, determined in U.S. dollars. If you are an individual, and the shares or ADSs being sold or otherwise disposed of our capital assets that you have held for more than one year, your gain recognized will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as U.S. source gain or loss.
If you pay any R.O.C. securities transaction tax, such tax is not treated as an income tax for U.S. federal income tax purposes, and therefore will not be a creditable foreign tax for U.S. federal income tax purposes. However, subject to limitations under the Code, such tax may be deductible. You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.
Passive Foreign Investment Company
Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we are currently (or that we were in 2010) a passive foreign investment company, or PFIC, and we do not expect to become one in the future, although there can be no assurance in this regard.
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
Inheritance and Gift Tax
The R.O.C. imposes an estate tax on a decedent who owns shares, and possibly ADSs, even if the decedent was not a citizen or resident of the R.O.C.. See “—E. R.O.C. Tax Considerations” in this Item. The amount of any inheritance tax paid to the R.O.C. may be eligible for credit against the amount of U.S. federal estate tax imposed on your estate or heirs. You should consult your personal tax advisors to determine whether and to what extent you may be entitled to such credit.
The R.O.C. also imposes a gift tax on the donation of any property located within the R.O.C.. Under present law, a U.S. tax credit for foreign gift taxes (such as those imposed by the R.O.C.) is not available.
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
We use financial instruments, including variable rate debt and swaps and forward contracts, to manage risks associated with our interest rate and foreign currency exposures through a controlled program of risk management in accordance with established policies. These policies are reviewed and approved by our board of directors and stockholders’ meeting. Our treasury operations are subject to internal audit on a regular basis. We do not hold or issue derivative financial instruments for speculatively purposes.
Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$615 million as of December 31, 2010. As of the same date, we also had Japanese Yen-denominated accounts receivable of ¥929 million attributable to our Japanese operations and Europe-denominated accounts receivable of €16 million attributable to our Europe operations. We had U.S. dollar- and Japanese Yen-denominated accounts payables of US$127 million and ¥3,494 million, respectively, as of December 31, 2010.
Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency-denominated accounts receivables, capital expenditures relating to equipment used in manufacturing processes (including photo etching and chemical vapor deposition) and purchased primarily from Japan and the United States. The fair value of foreign currency forward contracts and interest rate swaps is determined based on valuation reports we receive from counterparties after we verify the reasonableness of such reports.

The following table provides information as of December 31, 2010 on our market risk sensitive financial instruments.

	As of December 31, 2010
	Book Value	Fair Value
	(in NT$ millions)
Foreign exchange rate contracts: Non-Trading Purpose	$3	$3
Time Deposits: Non-Trading Purpose	$34,360	$34,360
Short-term Loans: Non-Trading Purpose	$4,124	$4,124
Bonds: Non-Trading Purpose	$4,996	$5,158
Long-term loans: Non-Trading Purpose	$7,522	$7,522
Interest Rate Risk
Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We had used interest rate swaps to modify our exposure to interest rate movements and reduce borrowing costs. Interest rate swaps limit the risks of fluctuating interest rates by allowing us to convert a portion of the interest on our borrowings from a variable rate to a fixed rate. As of December 31, 2010 and 2009, we had the following interest rate swaps in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
As of December 31, 2010
NT$0 million	—	—	—

As of December 31, 2009
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus US$12-month LIBOR	1.48%
The tables below provide information as of December 31, 2010 and 2009 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Dates
	As of December 31, 2010				2015 and
	2011	2012	2013	2014	thereunder	Total	Fair Value
	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	144	—	—	—	—	144	144
Average Interest Rate	0.3%	—	—	—	—	0.3%	0.3%
Fixed Rate (¥)	4,400	—	—	—	—	4,400	4,400
Average Interest Rate	0.1136%	—	—	—	—	0.1136%	0.1136%
Fixed Rate (NT$)	18,710	—	—	—	—	18,710	18,710
Average Interest Rate	0.3%	—	—	—	—	0.3%	0.3%
Unsecured Long-term Loans:
Variable Rate (NT$)	132	187	124	61	61	566	566
Average Interest Rate	1.503%	1.503%	1.503%	1.503%	1.503%	1.503%	1.503%
Secured Long-term Loans:
Variable Rate (NT$)	233	233	233	—	—	700	700
Average Interest Rate	1.375%	1.375%	1.375%	—	—	1.375%	1.375%
Bonds:
Unsecured (NT$)	—	—	—	—	—	—	—
Variable Rate	—	—	—	—	—	—	—
Unsecured (US$)	—	—	—	127	—	127	109
Fixed Rate	—	—	—	0%	—	0%	0%
Unsecured (US$)	—	—	—	80	—	80	68
Fixed Rate	—	—	—	0%	—	0%	0%
Interest Rate Derivatives
Average pay rate	—	—	—	—	—	—	—

Interest Rate Swaps:
Variable to Fixed (denomination)	—	—	—	—	—	—	—
Average receive rate	—	—	—	—	—	—	—

	Expected Maturity Dates
	As of December 31, 2009				2014 and
	2010	2011	2012	2013	thereunder	Total	Fair Value
	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	177	—	—	—	—	177	177
Average Interest Rate	0.1228%	—	—	—	—	0.1228%	0.1228%
Fixed Rate (¥)	2,000	—	—	—	—	2,000	2,000
Average Interest Rate	0.1%	—	—	—	—	0.1%	0.1%
Fixed Rate (NT$)	33,940	—	—	—	—	33,940	33,940
Average Interest Rate	0.1659%	—	—	—	—	0.1659%	0.1659%
Unsecured Long-term Loans:
Variable Rate (NT$)	33	45	22	—	—	100	100
Average Interest Rate	1.63%	1.63%	1.63%	—	—	1.63%	1.63%
Secured Long-term Loans:
Variable Rate (NT$)	—	233	233	233	—	700	700
Average Interest Rate	—	1.275%	1.275%	1.275%	—	1.275%	1.275%
Bonds:
Unsecured (NT$)	7,500	—	—	—	—	7,500	7,187
Variable Rate	0%-4.3%	—	—	—	—	0%-4.3%	0%-4.3%
Unsecured (US$)	—	—	—	—	127	127	99
Fixed Rate	—	—	—	—	0%	0%	0%
Unsecured (US$)	—	—	—	—	80	80	62
Fixed Rate	—	—	—	—	0%	0%	0%
Interest Rate Derivatives

Interest Rate Swaps:
Variable to Fixed (denomination)	NT$7,500 million	—	—	—	—	NT$7,500 million	NT$88 million
Average pay rate	1.48%	—	—	—	—	1.48%	1.48%
Average receive rate	4.3% minus US$12- month LIBOR	—	—	—	—	4.3% minus US$12- month LIBOR	4.3 minus US$12- month LIBOR %
Foreign Currency Risk
Although the majority of our transactions are in NT dollars, some transactions are based in other currencies. The primary currencies to which we are exposed are the U.S. dollar and the Japanese Yen. We have in the past, and may in the future, enter into short-term, foreign currency forward contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities, and firm commitments for operating expenses and capital expenditures denominated in U.S. dollars and other foreign currencies. The purpose of entering into these hedges is to minimize the impact of foreign currency fluctuations on the results of operations. Gains and losses on foreign currency forward contracts and foreign currency-denominated assets and liabilities are recorded in the period of the exchange rate changes. The contracts have maturity dates that do not exceed three months.
As of December 31, 2009 and 2010, we had US$267 million and US$26 million outstanding in foreign currency forward contracts to sell US dollars against NT dollars, respectively. As of March 31, 2011, we had foreign currency forward contracts to sell US dollars against NT dollars that amounted to US$56 million.

	Expected Maturity Dates
	As of December 31, 2010					2015 and
	2011		2012	2013	2014	thereunder	Total		Fair Value
	(in millions, except percentages)
Foreign Currency Forward Contracts:
Sell US$ against NT$
Contract Amount	US$	26	—	—	—	—	US$	26	NT$3
Average Contractual Exchange Rate	US$	1=NT$29.8950	—	—	—	—	US$	1=NT$29.8950	—

	Expected Maturity Dates
	As of December 31, 2009					2014 and
	2010		2011	2012	2013	thereunder	Total		Fair Value
	(in millions, except percentages)
Foreign Currency Forward Contracts:
Sell US$ against NT$
Contract Amount	US$	267	—	—	—	—	US$	267	NT $75
Average Contractual Exchange Rate	US$	1=NT$32.2910	—	—	—	—	US$	1=NT$32.2910	—

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Depositary Fees and Charges
Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs.	Up to US$0.05 per ADS held
In addition, an ADS holder shall be responsible for the following charges:
•	taxes (including applicable interest and penalties) and other governmental charges;
•	such registration fees as may from time to time be in effect for the registration of common shares or other deposited securities on the share register and applicable to transfers of common shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
•	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of ADS holders and beneficial owners of ADSs;
•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, deposited securities, ADSs and ADRs; and
•	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited securities.
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
Depositary Payments
In 2010, we received the following payments from JPMorgan Chase & Co., the depositary for our ADR program through Decmeber 16, 2010.

Service	Fees
Reimbursement of listing fees	US$	213,499.00
Reimbursement of SEC filing fees	US$	7,775.00
Reimbursement of accounting supporting fees for FASB and Public Company Accounting Oversight Board	US$	10,700.00
Reimbursement of annual ordinary stockholders’ meeting expenses	US$	31,106.14
Reimbursement of fees in connection with annual financial and Sarbanes-Oxley Act of 2002 audit	US$	824,120.00
Contribution to our company’s investor relations efforts	US$	7,537.75
Others	US$	29,059.99
Total	US$	1,123,797.88
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None of these events occurred in any of 2008, 2009 or 2010.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES

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
Our management’s assessment of and conclusion on the effectiveness of internal controls over financial reporting did not include the internal controls of NexPower Technology Corp. which was acquired on November 30, 2010 and included in our consolidated financial statements for the year ended December 31, 2010. NexPower Technology Corp. constituted 6.20% and 4.65% of our total and net assets, respectively, as of December 31, 2010 and 0.29% and (0.19)% of our revenues and net income, respectively, for the year ended December 31, 2010.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO criteria. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2010 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2010, which is included immediately following this report.

Attestation Report of the Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of United Microelectronics Corporation:
We have audited United Microelectronics Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, United Microelectronics Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
As described in the accompanying “Management annual report on Internal Control over Financial Reporting”, management’s assessment of and conclusion on the effectiveness of internal controls over financial reporting did not include the internal controls of NexPower Technology Corp. which is included in the December 31, 2010 consolidated financial statements of the Company and constituted 6.20% and 4.65% of total and net assets, respectively, as of December 31, 2010 and 0.29% and (0.19)% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of NexPower Technology Corp. and subsidiaries.
We also have audited, in accordance with the standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010 of United Microelectronics Corporation and subsidiaries and our report dated April 29, 2011 expressed an unqualified opinion thereon.
Ernst & Young
Taipei, Taiwan
Republic of China
April 29, 2011

Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Audit Fees (1)	66,712	65,568	2,250
Audit-related Fees (2)	1,520	1,513	52
Tax Fees (3)	2,460	2,966	102
All Other Fees(4)	—	14,570	500

Total	70,692	84,617	2,904

(1)	Audit fees consist of fees associated with the annual audit, review of our quarterly financial statements, statutory audits and internal control review. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include review of regulatory checklist for the adoption of our employee stock option plan, certification of our Singapore Branch to Singapore authorities and application for corporation registration.

(3)	Tax fees include fees billed for professional services rendered by Ernst & Young, primarily in connection with our tax compliance activities.

(4)	All Other Fees consists of professional services rendered by the Ernst&Young for IFRS adoption.
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
Since March 2004, we have from time to time announced plans, which were not binding on us, to buy back our shares up to a certain amount on the Taiwan Stock Exchange. Set for below contains certain information regarding our share buyback programs in 2008, 2009 and 2010.

				Maximum
				Number
			Total Number of	of Shares that
			Common Shares	May
		Average Price	Purchased as Part	Yet be
		Paid	of	Purchased
	Total Number of	per Common	Publicly	Under the Plans
	Common Shares	Share	Announced	or
Period	Purchased	(NT$)	Plans or Program	Program
2007	—	—	—	—
(1)August (from August 28, 2008)	15,913,000	13.21	15,913,000	184,087,000
September	171,205,000	11.32	187,118,000	12,882,000
October (to October 2, 2008)	12,882,000	10.17	200,000,000	—
(2)December (from December 17, 2008)	—	—	—	300,000,000
January	110,412,000	7.81	110,412,000	189,588,000
February (to February 16, 2009)	189,588,000	8.08	300,000,000	—
(3)February (from February 3, 2010)	147,845,000	15.98	147,845,000	152,155,000
March (to March 22)	152,155,000	16.31	300,000,000	—

(1)	The 12th share buy-back plan was announced on August 27, 2008 to repurchase 200 million shares during the period from August 28, 2008 to October 27, 2008.

(2)	The 13th share buy-back plan was announced on December 16, 2008 to repurchase 300 million shares during the period from December 17, 2008 to February 16, 2009.

(3)	The 14th share buy-back plan was announced on February 2, 2010 to repurchase 300 million shares during the period from February 3, 2010 to April 2, 2010.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
As a R.O.C. company listed on the New York Stock Exchange, or NYSE, we are subject to the U.S. corporate governance rules to the extent that these rules are applicable to foreign private issuers. The following summary details the significant differences between our corporate governance practices and corporate governance standards for U.S. companies (i.e. non-foreign private issuers) under the NYSE listing standards.
The Legal Framework. In general, corporate governance principles for Taiwanese companies are set forth in the Company Act of the Republic of China, or R.O.C. Company Act, the R.O.C. Securities Exchange Act and, to the extent they are listed on the Taiwan Stock Exchange, listing rules of the Taiwan Stock Exchange. Corporate governance principles under provisions of R.O.C. law may differ in significant ways to corporate governance standards for U.S. companies listed on the NYSE. Committed to high standards of corporate governance, we have generally brought our corporate governance in line with U.S. regulations, including the formation of an audit committee. However, we have not adopted certain recommended NYSE corporate governance standards where such standards are contrary to R.O.C. laws or regulations or generally prevailing business practices in Taiwan.
Independent Board Members. Under the NYSE listing standards applicable to U.S. companies, independent directors must comprise a majority of the board of directors. We currently have three independent directors out of a total of nine directors on our board of directors. Our standards in determining director independence substantially comply with the NYSE listing standards, which include detailed tests for determining director independence. In addition, even though our independent directors meet in committee meetings of which they are committee members, we will not hold executive sessions of non-management directors. Such requirement is contrary to R.O.C. Company Act.

Board Committees. Under the NYSE listing standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate committee must develop and recommend to the board a set of corporate governance principles. We do not currently have a corporate governance committee or a nominating committee. In accordance with an interpretation letter issued under the R.O.C. Company Act, the power to nominate directors shall not vest only in the directors. Any holder of the company’s voting common stock may nominate directors to be voted on by stockholders. Therefore, we do not have a nominating committee because vesting such nominating rights in a body of independent directors may result in conflict with the R.O.C. Company Act. Furthermore, we do not have a corporate governance committee as such committee is not required under R.O.C. requirements. Our board of directors is responsible for regularly reviewing our corporate governance standards and practices.
Under the NYSE listing standards, companies are required to have a compensation committee, composed entirely of independent directors. Under the R.O.C. Company Act, however, companies incorporated in the R.O.C. are not required to have a compensation committee. The R.O.C. Company Act requires that director compensation be determined either in accordance with the company’s articles of incorporation or by the approval of the stockholders. Currently, in addition to compensation approved at the stockholders’ meeting, in the event we have net income, we will distribute 0.1% of our earnings after payment of all income taxes, deduction of any past losses and allocation of 10% of our net income for legal reserves, as remunerations to our directors pursuant to our articles of incorporation. Currently, our board of directors is responsible for determining the form and amount of compensation for each of our directors and executive officers within the guidelines of our articles of incorporation.
Equity Compensation Plans. The NYSE listing standards also require that a company’s stockholders must approve equity compensation plans. Under the corresponding requirements in the R.O.C. Company Act and the R.O.C. Securities Exchange Act, stockholders’ approval is required for the distribution of employee bonuses in the form of stock, while the board of director has authority, subject to the approval of the R.O.C. Securities and Futures Bureau, to approve employee stock option plans and to grant options to employees pursuant to such plans and has also authority to approve share buy-back programs for the purpose of selling shares so purchased to employees and the sale of such shares to employees pursuant to such programs. We intend to follow only the R.O.C. requirements.
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
4.1
Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, R.O.C., the site of Fab 6A (in Chinese with English summary translation) (3)

4.2
Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8A and United Tower (in Chinese with English summary translation) (4)

4.3
Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8C (in Chinese with English summary translation) (5)

4.4
Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8D (in Chinese with English summary translation) (6)

4.5
Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8E (in Chinese with English summary translation) (7)

4.6
Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8F (in Chinese with English summary translation) (8)

4.7
Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, R.O.C., the site of Fab 12A (in Chinese with English summary translation) (9)

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation) (10)
4.9
Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8S (in Chinese with English summary translation) (11)

4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab12i (summary) (12)
4.11	Merger Agreement, entered into as of April 29, 2009, among United Microelectronics Corporation, Infoshine Technology Limited and Best Elite International Limited (13)
*8.1	List of Significant Subsidiaries of United Microelectronics Corporation
11.1	Code of Ethics for Directors, Supervisors and Officers (14)
11.2	Employee Code of Conduct (15)
*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*15.1	Consent of Independent Registered Public Accounting Firm
99.1	Form 6-K furnished to the Commission on April 29, 2009 (File No. 001-15128) (16)
99.2	Form 6-K furnished to the Commission on October 28, 2009 (File No. 001-15128) (17)
99.3	Form 6-K furnished to the Commission on December 21, 2009 (File No. 001-15128) (18)

*	Filed herewith.

(1)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-13796) filed with the Commission on March 2, 2006.

(2)	Incorporated by reference to Exhibit (a)(iii) to the Registrant’s Registration Statement on Form F-6 (File No. 333-98591) filed with the Commission on March 19, 2007.

(3)	Incorporated by reference to Exhibit 4.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.

(4)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(5)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(6)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(7)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(8)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(9)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(10)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.

(11)	Incorporated by reference to Exhibit 4.9 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.

(12)	Incorporated by reference to Exhibit 4.10 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.

(13)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 8, 2009.

(14)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 25, 2005.

(15)	Incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the Commission on March 26, 2006.

(16)	Incorporated by reference to Exhibit 99 to the Form 6-K furnished to the Commission on April 29, 2009.

(17)	Incorporated by reference to Exhibit 99 to the Form 6-K furnished to the Commission on October 28, 2009.

(18)	Incorporated by reference to Exhibit 99 to the Form 6-K furnished to the Commission on December 21, 2009.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
UNITED MICROELECTRONICS CORPORATION

By:	/S/ CHITUNG LIU Name:Chitung Liu
Title:Chief Financial Officer
Date: April 29, 2011

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
United Microelectronics Corporation and Subsidiaries
Consolidated Financial Statements for years ended December 31, 2008, 2009 and 2010
Together with Report of Independent Registered Public Accounting Firm

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of United Microelectronics Corporation
We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of China (“R.O.C.”) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with the requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China, which differ in certain respects from U.S. generally accepted accounting principles (see Note 34 to the consolidated financial statements).
As described in Note 3 to the consolidated financial statements, effective January 1, 2009, the Company has adopted the amendment of R.O.C. Statement of Financial Accounting Standards No. 10, “Accounting for Inventories”.
We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2011 expressed an unqualified opinion thereon.
ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS
Taipei, Taiwan
Republic of China
April 29, 2011

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Expressed in Thousands)

		As of December 31,
	Notes	2009	2010
		NT$	NT$	US$

Assets
Current assets
Cash and cash equivalents	2, 4	66,152,960	51,271,105	1,759,475
Financial assets at fair value through profit or loss, current	2, 5	2,096,091	1,139,943	39,119
Available-for-sale financial assets, current	2, 8	6,250,694	7,044,673	241,753
Notes receivable		429,762	115,833	3,975
Accounts receivable, net	2, 6	16,417,801	18,110,521	621,500
Accounts receivable-related parties, net	2, 26	240,708	759,644	26,069
Other receivables	2	401,783	569,559	19,545
Inventories, net	2, 3, 7	9,141,385	13,032,623	447,242
Prepaid expenses		692,509	848,349	29,113
Non-current assets held for sale	2	—	16,233	557
Deferred income tax assets, current	2, 24	538,923	834,737	28,646
Restricted assets		—	26,077	895

Total current assets		102,362,616	93,769,297	3,217,889

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	2, 5	—	79,920	2,743
Available-for-sale financial assets, noncurrent	2, 8	35,106,942	30,254,065	1,038,231
Financial assets measured at cost, noncurrent	2, 9, 13	7,628,523	7,651,864	262,590
Long-term investments accounted for under the equity method	2, 10, 13, 26, 32	12,168,942	9,193,239	315,485
Prepayment for long-term investments		322,290	—	—

Total funds and investments		55,226,697	47,179,088	1,619,049

Property, plant and equipment	2, 11, 13, 27, 28
Land		1,056,823	1,555,904	53,394
Buildings		21,097,255	26,156,284	897,608
Machinery and equipment		453,597,613	498,122,888	17,094,128
Transportation equipment		68,580	72,938	2,503
Furniture and fixtures		3,324,352	3,594,261	123,345
Leasehold improvements		53,411	728,030	24,984

Total cost		479,198,034	530,230,305	18,195,962
Less: Accumulated depreciation		(405,899,110)	(428,492,265)	(14,704,608)
Less: Accumulated impariment		(1,868,968)	(1,725,272)	(59,206)
Add: Construction in progress and prepayments		18,166,404	32,749,232	1,123,858

Property, plant and equipment, net		89,596,360	132,762,000	4,556,006

Goodwill	2	7,615	304,728	10,457
Deferred charges	2	1,368,418	1,287,212	44,173
Deferred income tax assets, noncurrent	2, 24	3,152,277	2,889,902	99,173
Other assets-others	2, 12, 13, 27	1,924,468	2,694,769	92,477

Total assets		253,638,451	280,886,996	9,639,224

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	14	128,682	4,124,115	141,528
Financial liabilities at fair value through profit or loss, current	2, 15	1,914,879	2,254,937	77,383
Notes and accounts payable		5,505,895	7,024,359	241,055
Income tax payable	2	181,173	1,563,391	53,651
Accrued expenses	2, 22	8,611,231	11,263,161	386,519
Payable on equipment		5,487,908	12,619,400	433,061
Current portion of long-term liabilities	2, 16, 17, 27	12,800,587	5,706,189	195,820
Deferred income tax liabilities, current	2, 24	5,700	11,586	398
Other current liabilities		609,821	877,487	30,113

Total current liabilities		35,245,876	45,444,625	1,559,528

Long-term liabilities
Long-term loans	17, 27	766,550	6,799,390	233,335
Accrued pension liabilities	2, 18	3,261,457	3,299,416	113,226
Deposits-in		15,217	24,205	831
Deferred income tax liabilities, noncurrent	2, 24	9,751	20,807	714
Other liabilities-others	2, 10	243,344	162,524	5,577

Total long-term liabilities		4,296,319	10,306,342	353,683

Total liabilities		39,542,195	55,750,967	1,913,211

Commitments and Contingent	28

Capital Stock	2, 19, 20	129,877,713	129,879,123	4,457,074
Additional Paid-in Capital	2, 10, 20, 22	44,365,049	45,048,975	1,545,950
Retained earnings	2, 10, 22	10,648,813	28,195,559	967,589
Cumulative translation adjustment	2, 10	(318,188)	(5,279,000)	(181,160)
Unrealized gain or loss on financial instruments	2, 8	30,915,079	27,715,983	951,132
Treasury stock	2, 19, 21	(1,890,145)	(6,223,357)	(213,568)

Total stockholders’ equity of the Company		213,598,321	219,337,283	7,527,017

Minority interests		497,935	5,798,746	198,996

Total stockholders’ equity		214,096,256	225,136,029	7,726,013

Total liabilities and stockholders’ equity		253,638,451	280,886,996	9,639,224

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in Thousands, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2008	2009	2010
		NT$	NT$	NT$	US$
Net operating revenues	2, 26	96,813,546	91,389,765	126,441,544	4,339,106
Cost of goods sold	2, 3, 7, 18, 20, 23	(84,101,685)	(75,974,607)	(89,517,205)	(3,071,970)

Gross profit		12,711,861	15,415,158	36,924,339	1,267,136

Operating expenses	2, 18, 20, 23
Sales and marketing expenses		(3,483,628)	(2,800,226)	(2,565,821)	(88,052)
General and administrative expenses		(3,054,683)	(2,723,288)	(3,598,361)	(123,485)
Research and development expenses		(8,274,070)	(8,044,155)	(8,740,479)	(299,948)

		(14,812,381)	(13,567,669)	(14,904,661)	(511,485)

Operating income (loss)		(2,100,520)	1,847,489	22,019,678	755,651

Non-operating income
Interest revenue		686,268	170,495	143,480	4,924
Investment gain accounted for under the equity method, net	2, 10	—	180,263	114,608	3,933
Dividend income		2,093,528	941,170	1,344,017	46,123
Gain on disposal of property, plant and equipment	2	88,930	12,721	50,383	1,729
Gain on disposal of investments	2, 26	3,386,004	1,965,468	2,020,797	69,348
Exchange gain, net	2	381,696	—	—	—
Gain on valuation of financial assets	2, 5	—	512,586	—	—
Other income		905,520	1,258,535	1,019,469	34,985

		7,541,946	5,041,238	4,692,754	161,042

Non-operating expenses
Interest expense	2, 11	(71,161)	(58,255)	(16,800)	(576)
Investment loss accounted for under the equity method, net	2, 10	(10,464,849)	—	—	—
Loss on disposal of property, plant and equipment	2	(33,559)	(2,529)	(9,259)	(318)
Exchange loss, net	2	—	(135,202)	(150,905)	(5,179)
Financial expenses		(90,735)	(90,957)	(64,595)	(2,217)
Impairment loss	2, 13	(13,179,858)	(4,007,078)	(113,879)	(3,908)
Loss on valuation of financial assets	2, 5	(2,397,962)	—	(217,895)	(7,477)
Loss on valuation of financial liabilities	2, 15	(1,046,081)	(822,321)	(665,116)	(22,825)
Other losses		(143,392)	(99,385)	(90,362)	(3,101)

		(27,427,597)	(5,215,727)	(1,328,811)	(45,601)

Income (loss) before income tax and minority interests		(21,986,171)	1,673,000	25,383,621	871,092
Income tax expense	2, 24	(996,921)	(651,068)	(1,606,114)	(55,117)
Extraordinary gain	32	—	648,958	68,449	2,349

Net income (loss)		(22,983,092)	1,670,890	23,845,956	818,324

Attributable to:
the Company		(22,320,075)	3,874,028	23,898,905	820,141
Minority interests		(663,017)	(2,203,138)	(52,949)	(1,817)

Net income (loss)		(22,983,092)	1,670,890	23,845,956	818,324

Earnings (losses) per share-basic (in dollars)	2, 25	(1.70)	0.31	1.91

Shares used in per share calculation-basic		13,110,984	12,699,072	12,496,485

Earnings (losses) per share-diluted (in dollars)	2, 25	(1.70)	0.30	1.87

Shares used in per share calculation-diluted		13,170,391	12,786,448	12,767,590

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Expressed in Thousands)

	Capital			Retained Earnings
						Unappropriated		Unrealized
						Earnings	Cumulative	Gain/Loss on
			Additional Paid-in			(Accumulated	Translation	Financial
	Common Stock	Shares	Capital	Legal Reserve	Special Reserve	deficit)	Adjustment	Instruments	Treasury Stock	Minority Interests	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2008	132,144,949	13,214,495	66,126,806	18,476,942	824,922	12,349,227	(866,562)	22,413,852	(15,003,247)	6,530,810	242,997,699
Appropriation and distribution of 2007 retained earnings
Legal reserve	—	—	—	1,234,923	—	(1,234,923)	—	—	—	—	—
Special reserve	—	—	—	—	(824,922)	824,922	—	—	—	—	—
Cash dividends	—	—	—	—	—	(9,382,647)	—	—	—	—	(9,382,647)
Stock dividends	1,000,816	100,081	—	—	—	(1,000,816)	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	(11,939)	—	—	—	—	(11,939)
Employee bonus-cash	—	—	—	—	—	(286,541)	—	—	—	—	(286,541)
Employee bonus-stock	1,146,166	114,617	—	—	—	(1,146,166)	—	—	—	—	—
Additional paid-in capital transferred to common stock	4,628,772	462,877	(4,628,772)	—	—	—	—	—	—	—	—
Treasury stock acquired	—	—	—	—	—	—	—	—	(2,278,456)	—	(2,278,456)
Treasury stock retired	(9,042,990)	(904,299)	(3,579,454)	—	—	(4,539,458)	—	—	17,161,902	—	—
Net loss in 2008	—	—	—	—	—	(22,320,075)	—	—	—	(663,017)	(22,983,092)
Adjustment of additional paid-in capital accounted for under the equity method	—	—	202,610	—	—	—	—	—	—	—	202,610
Adjustment of funds and investments disposal	—	—	16,783	—	—	—	(267)	—	—	—	16,516
Cash dividends allocated to subsidaries	—	—	11,540	—	—	—	—	—	—	—	11,540
Changes in unrealized loss on available-for-sale financial assets	—	—	—	—	—	—	—	(21,771,498)	—	—	(21,771,498)
Changes in unrealized gain on financial instruments of investees	—	—	—	—	—	—	—	1,815,568	—	—	1,815,568
Changes in cumulative translation adjustment	—	—	—	—	—	—	2,214,202	—	—	—	2,214,202
Changes in minority interests	—	—	—	—	—	—	—	—	—	1,114,332	1,114,332

Balance as of December 31, 2008	129,877,713	12,987,771	58,149,513	19,711,865	—	(26,748,416)	1,347,373	2,457,922	(119,801)	6,982,125	191,658,294

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Expressed in Thousands)

	Capital			Retained Earnings
						Unappropriated		Unrealized
						Earnings	Cumulative	Gain/Loss on
			Additional Paid-in			(Accumulated	Translation	Financial
	Common Stock	Shares	Capital	Legal Reserve	Special Reserve	deficit)	Adjustment	Instruments	Treasury Stock	Minority Interests	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2009	129,877,713	12,987,771	58,149,513	19,711,865	—	(26,748,416)	1,347,373	2,457,922	(119,801)	6,982,125	191,658,294
Treasury stock acquired	—	—	—	—	—	—	—	—	(2,393,337)	—	(2,393,337)
Legal reserve and additional paid-in capital used to cover accumulated deficits	—	—	(7,036,551)	(19,711,865)	—	26,748,416	—	—	—	—	—
Net income in 2009	—	—	—	—	—	3,874,028	—	—	—	(2,203,138)	1,670,890
Compensation cost of employee stock options	—	—	136,306	—	—	—	—	—	—	—	136,306
Treasury stock sold to employees	—	—	26,147	—	—	—	—	—	622,993	—	649,140
Adjustment of additional paid-in capital accounted for under the equity method	—	—	(6,911,617)	—	—	—	—	—	—	—	(6,911,617)
Adjustment of funds and investments disposal	—	—	1,251	—	—	—	(991)	(10,592)	—	—	(10,332)
Adjustment of retained earnings accounted for under the equity method	—	—	—	—	—	6,774,785	—	—	—	—	6,774,785
Changes in unrealized gain on available-for-sale financial assets	—	—	—	—	—	—	—	20,143,875	—	—	20,143,875
Changes in unrealized gain on financial instruments of investees	—	—	—	—	—	—	—	8,323,874	—	—	8,323,874
Changes in cumulative translation adjustment	—	—	—	—	—	—	(1,664,570)	—	—	—	(1,664,570)
Changes in minority interests	—	—	—	—	—	—	—	—	—	(4,281,052)	(4,281,052)

Balance as of December 31, 2009	129,877,713	12,987,771	44,365,049	—	—	10,648,813	(318,188)	30,915,079	(1,890,145)	497,935	214,096,256

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Expressed in Thousands)

								Unrealized
	Capital			Retained Earnings			Cumulative	Gain/Loss on
			Additional Paid-in			Unappropriated	Translation	Financial
	Common Stock	Shares	Capital	Legal Reserve	Special Reserve	Earnings	Adjustment	Instruments	Treasury Stock	Minority Interests	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2010	129,877,713	12,987,771	44,365,049	—	—	10,648,813	(318,188)	30,915,079	(1,890,145)	497,935	214,096,256
Appropriation and distribution of 2009 retained earnings
Legal reserve	—	—	—	1,064,881	—	(1,064,881)	—	—	—	—	—
Cash dividends	—	—	—	—	—	(6,233,002)	—	—	—	—	(6,233,002)
Net income in 2010	—	—	—	—	—	23,898,905	—	—	—	(52,949)	23,845,956
Treasury stock acquired	—	—	—	—	—	—	—	—	(4,843,588)	—	(4,843,588)
Compensation cost of employee stock options	—	—	254,106	—	—	—	—	—	—	—	254,106
Treasury stock sold to employees	—	—	420,648	—	—	—	—	—	510,376	—	931,024
Adjustment of funds and investments disposal	—	—	—	—	—	—	(30)	—	—	—	(30)
Adjustment of retained earnings accounted for under the equity method	—	—	—	—	—	(119,157)	—	—	—	—	(119,157)
Cash dividends allocated to subsidaries	—	—	8,040	—	—	—	—	—	—	—	8,040
Changes in unrealized loss on available-for-sale financial assets	—	—	—	—	—	—	—	(1,268,275)	—	—	(1,268,275)
Changes in unrealized loss on financial instruments of investees	—	—	—	—	—	—	—	(1,930,821)	—	—	(1,930,821)
Exercise employee stock options	1,410	141	1,132	—	—	—	—	—	—	—	2,542
Changes in cumulative translation adjustment	—	—	—	—	—	—	(4,960,782)	—	—	—	(4,960,782)
Changes in minority interests	—	—	—	—	—	—	—	—	—	5,353,760	5,353,760

Balance as of December 31, 2010	129,879,123	12,987,912	45,048,975	1,064,881	—	27,130,678	(5,279,000)	27,715,983	(6,223,357)	5,798,746	225,136,029

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands)

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income (loss) attributable to stockholders of the Company	(22,320,075)	3,874,028	23,898,905	820,141
Net loss attributable to minority interests	(663,017)	(2,203,138)	(52,949)	(1,817)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Extraordinary gain	—	(648,958)	(82,469)	(2,830)
Depreciation	37,197,219	33,530,254	29,951,312	1,027,842
Amortization	1,314,885	699,541	544,321	18,679
Bad debt expense (reversal)	95,348	(22,225)	20,748	712
Loss (Gain) on decline (recovery) in market value, scrap and obsolescence of inventories	3,273,425	(2,414,592)	82,453	2,829
Cash dividends received under the equity method	134,924	901	48,753	1,673
Investment loss (gain) accounted for under the equity method	10,464,849	(180,263)	(114,608)	(3,933)
Loss on valuation of financial assets and liabilities	3,444,043	309,735	883,011	30,302
Impairment loss	13,179,858	4,007,078	113,879	3,908
Gain on disposal of investments	(3,386,004)	(1,965,468)	(2,020,797)	(69,348)
Gain on disposal of property, plant and equipment	(55,371)	(10,192)	(41,124)	(1,411)
Gain on disposal of non-current assets held for sale	—	(91,413)	(449)	(15)
Amortization of financial assets discounts	—	—	(7,253)	(249)
Amortization of bond discounts	7,830	20,018	227,139	7,795
Amortization of administrative expenses from syndicated loans	—	—	273	9
Exchange loss (gain) on financial assets and liabilities	(43,865)	4,754	(327,341)	(11,233)
Exchange gain on long-term liabilities	(178,877)	(27,466)	(498,520)	(17,108)
Exchange loss on disposal of non-current assets held for sale	—	—	266	9
Amortization of deferred income	(173,303)	(202,460)	(145,764)	(5,002)
Stock-based payment	—	162,157	646,968	22,202
Effect from subsidiaries over which significant control is no longer held	—	4,014	7,063	242
Write-off of deferred changes	12,867	—	—	—
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(774,040)	182,985	612,802	21,029
Notes and accounts receivable	7,425,151	(8,370,011)	(2,315,832)	(79,473)
Other receivables	139,861	397,038	1,388,687	47,656
Inventories	699,986	1,292,621	(3,334,002)	(114,413)
Prepaid expenses	187,747	(295,626)	(530,125)	(18,192)
Deferred income tax assets and liabilities	266,193	462,075	69,112	2,372
Notes and accounts payable	(3,488,163)	3,103,407	1,776,366	60,960
Accrued expenses	(1,556,394)	1,116,047	5,449,005	186,994
Other current liabilities	8,224	(359,497)	(2,833,837)	(97,249)
Accrued pension liabilities	49,401	41,432	38,378	1,317
Other liabilities-others	(6,971)	10,670	105,629	3,625
Capacity deposits	(4,447)	—	—	—

Net cash provided by operating activities	45,251,284	32,427,446	53,560,000	1,838,023

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(50,000)	(388,701)	(163,620)	(5,615)
Proceeds from disposal of financial assets at fair value through profit or loss	42,596	275,400	—	—
Acquisition of available-for-sale financial assets	(670,264)	(108,222)	(232,092)	(7,965)
Proceeds from disposal of available-for-sale financial assets	4,285,844	2,790,430	3,485,293	119,605
Acquisition of financial assets measured at cost	(917,424)	(984,369)	(835,525)	(28,673)
Proceeds from disposal of financial assets measured at cost	425,865	316,295	333,977	11,461
Acquisition of long-term investments accounted for under the equity method	(2,450,628)	(3,063,705)	(863,841)	(29,644)
Proceeds from disposal of long-term investments accounted for under the equity method	824	—	157,734	5,413
Acquisition of held-to-maturity financial assets	(352,645)	(64,233)	—	—
Proceeds from disposal of held-to-maturity financial assets	—	408,364	—	—
Prepayment for long-term investments	(5,160)	(322,290)	—	—
Proceeds from capital reduction and liquidation of investments	289,915	239,284	52,914	1,816
Net cash received from acquisition of subsidiaries	—	7,500	1,859,186	63,802
Net cash paid for disposal of subsidiaries	—	(23,890)	(269,865)	(9,261)
Other receivables	—	—	27,108	930
Acquisition of property, plant and equipment	(11,514,548)	(17,617,854)	(61,290,347)	(2,103,306)
Proceeds from disposal of property, plant and equipment	261,583	38,458	76,044	2,610
Proceeds from disposal of non-current assets held for sale	—	462,376	405,098	13,902
Increase in deferred charges	(770,262)	(1,146,421)	(382,050)	(13,111)
Increase in restricted assets	—	—	(26,077)	(895)
Decrease (increase) in other assets-others	1,301	(52,637)	(177,321)	(6,085)

Net cash used in investing activities	(11,423,003)	(19,234,215)	(57,843,384)	(1,985,016)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands)

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase (decrease) in short-term loans	(293,051)	(8,240)	4,202,660	144,223
Proceeds from long-term loans	700,000	400,000	1,345,000	46,156
Repayments of long-term loans	—	(300,000)	(33,450)	(1,148)
Increase in financial liabilities at fair value through profit or loss	—	1,340,741	—	—
Proceeds from bonds issued	—	5,330,477	—	—
Bond issuance costs	—	(51,202)	—	—
Redemption of bonds	(22,716,624)	—	(7,500,000)	(257,378)
Cash dividends	(9,371,107)	—	(6,224,963)	(213,622)
Remuneration paid to directors and supervisors	(11,939)	—	—	—
Payment of employee bonus	(286,541)	—	—	—
Exercise employee stock options	—	—	2,542	87
Treasury stock acquired	(2,278,456)	(2,393,337)	(4,843,588)	(166,218)
Treasury stock sold to employees	—	623,166	510,517	17,519
Proceeds from disposal of treasury stock	—	—	27,211	934
Increase (decrease) in deposits-in	(4,436)	6,422	9,620	330
Increase (decrease) in minority stockholders	(117,496)	(4,239)	2,330,577	79,979

Net cash provided by (used in) financing activities	(34,379,650)	4,943,788	(10,173,874)	(349,138)

Effect of exchange rate changes on cash and cash equivalents	1,439,871	(550,708)	(424,597)	(14,571)

Net increase (decrease) in cash and cash equivalents	888,502	17,586,311	(14,881,855)	(510,702)
Cash and cash equivalents at beginning of period	47,678,147	48,566,649	66,152,960	2,270,177

Cash and cash equivalents at end of period	48,566,649	66,152,960	51,271,105	1,759,475

Supplemental disclosures of cash flow information:
Cash paid for interest	400,238	124,244	239,265	8,211
Less: Cash paid for capitalized interest	(70,982)	(39,106)	(224,029)	(7,688)

Cash paid for interest excluding capitalized interest	329,256	85,138	15,236	523

Cash paid for income tax	1,000,974	709,186	117,584	4,035

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	7,196,408	21,387,628	67,591,402	2,319,540
Discount on property, plant and equipment	—	—	(1,592)	(55)
Add: Payable at beginning of period	6,036,274	1,718,134	5,487,908	188,329
Add: Effect of acquisition of subsidiaries	—	—	833,110	28,590
Less: Payable at end of period	(1,718,134)	(5,487,908)	(12,620,481)	(433,098)

Cash paid for acquiring property, plant and equipment	11,514,548	17,617,854	61,290,347	2,103,306

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	HISTORY AND ORGANIZATION

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

The numbers of employees as of December 31, 2009 and 2010 were 13,051 and 15,656, respectively.
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

Transactions between consolidated entities are eliminated in the consolidated financial statements. The difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized, and goodwill arising from new acquisitions is analyzed and accounted for under the R.O.C. Statement of Financial Accounting Standard (R.O.C. SFAS) No. 25, “Business Combination — Accounting Treatment under Purchase Method” (R.O.C. SFAS 25), in which goodwill is not subject to amortization.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The consolidated entities are as follows:

As of December 31, 2009

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)
UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Market development	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA) (Note A)	Investment holding	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00
UMC	UMCI LTD. (UMCI) (Note B)	Sales and manufacturing of integrated circuits	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00
UMC	ALPHA WISDOM LIMITED (AWL)	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	99.99
UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	52.26
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
NBI	UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING)	LED lighting manufacturing and sale	95.54
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	93.75
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00
EVERRICH-HK	YONGSHENG (SHANDONG) ENERGY CO.,LTD	Solar engineering integrated design services	100.00
AWL	UMCJ	Sales and manufacturing of integrated circuits	42.53

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)
UMC	UMC-USA	IC Sales	100.00
UMC	UME BV	Market development	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	TLC	New business investment	100.00
UMC	NBI	Investment holding	100.00
UMC	AWL	Investment holding	100.00
UMC	FORTUNE	Consulting and planning for investment in new business	100.00
UMC	UMCJ	Sales and manufacturing of integrated circuits	55.56
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.42
FORTUNE	UNITRUTH	Investment holding	100.00
FORTUNE	MOS ART PACK CORP. (MOS)	IC Packaging	54.72
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.08
UNITRUTH	MOS	IC Packaging	18.62
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.27
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.90
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)
NBI	WAVETEK MICROELECTRONICS CORPORATION	GaAs Foundry service	99.79
NBI	UNITED LIGHTING	Sales and manufacturing of LED lighting	94.65
NBI	EVERRICH	Solar engineering integrated design services	91.12
NBI	UNISTARS CORP.	High brightness LED packages	65.63
NBI	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Solar power cell manufacturing and sale	51.49
UNITED LIGHTING	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED	Investment holding	100.00
EVERRICH	EVERRICH-HK	Investment holding	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD (formerly YONGSHENG (SHANDONG) ENERGY CO.)	Solar engineering integrated design services	100.00
AWL	UMCJ	Sales and manufacturing of integrated circuits	44.44
NEXPOWER	JENENERGY SYSTEM CORPORATION (JENENERGY)	Energy Technology Service	66.67
JENENERGY	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Design of photovoltaic system and consulting services related to photovoltaic technology, etc.	100.00

Note A:
On November 4, 2010, UNITED MICROELECTRONICS CORP. (SAMOA) has filed for liquidation through a decision at its stockholders’ meeting. The Company ceased using the equity method from that day, and SAMOA is not included as a consolidated subsidiary as of December 31, 2010.

Note B:
On July 30, 2010, UMCI has filed for liquidation through a decision at its stockholders’ meeting. The Company ceased using the equity method from that day, and UMCI is not included as a consolidated subsidiary as of December 31, 2010.

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

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries and UMC’s Singapore branch (the Branch) are translated into New Taiwan Dollars using the spot rates at the balance sheet date for asset and liability accounts and weighted average exchange rates for profit and loss accounts. The cumulative translation effects from the subsidiaries and the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in consolidated stockholders’ equity.

Convenience Translation into US Dollars

Translations of amount from New Taiwan dollars (NT$) into United States dollars for the reader’s convenience were calculated at the noon buying rate of US$1.00 to NT$29.14 on December 30, 2010 in The City of New York for cable transfers of NT$ as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the NT$ amounts could have been, or could be, converted into United States dollars at such rate.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including reverse repurchase agreements with banks in Taiwan for commercial paper, government bonds, or other highly secure assets for short-term liquidity management.

Financial Assets and Financial Liabilities

In accordance with R.O.C. Statement of Financial Accounting Standard (R.O.C. SFAS) No. 34, “Financial Instruments: Recognition and Measurement” (R.O.C. SFAS 34) and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as either financial assets at fair value through profit or loss, financial assets measured at cost, or available-for-sale financial assets. Financial liabilities are recorded at fair value through profit or loss.

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

This category of financial instruments is measured at fair value and changes in fair value are recognized in the consolidated statements of income. Stock of listed companies, bonds, and closed-end funds are measured at closing prices as of the balance sheet date. Open-end funds are measured at the unit price of the net assets as of the balance sheet date. The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants in the industry.

b.	Financial assets measured at cost

Unlisted stock, funds, and other securities without reliable market prices are measured at cost. When objective evidence of impairment exists, the Company recognizes an impairment loss, which cannot be reversed in subsequent periods.

c.	Available-for-sale financial assets

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment losses of non-current assets held for sale are recognized for the excess of the carrying amounts over fair values less costs to sell and reported as losses in the current period. A gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the total amount of the accumulated impairment loss and the amount allowed to be reversed in accordance with the R.O.C. SFAS No. 35, “Impairment of Assets” (R.O.C. SFAS 35).

Long-term Investments Accounted for Under the Equity Method (including interests in Joint Ventures)

Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method. The difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date was amortized, and goodwill arising from new acquisitions is analyzed and accounted for under R.O.C. SFAS 25, in which goodwill is not subject to amortization.

Investment in jointly controlled entity is accounted for under the equity method.

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

If the balance of the additional paid-in capital is less than the amount needed, the excess would be charged to the retained earnings.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is recognized as impairment loss in the current period.

The total value of an investment and advances after recognition of the investment losses cannot be negative. If the Company has the positive intention to continue to support the investees, or the losses of investees are only temporary, the Company will continue to recognize investment losses with its proportionate share. If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to liabilities on the consolidated balance sheet.

The Company ceases to use the equity method upon a loss of ability to exercise significant influence over an investee. In accordance with R.O.C. SFAS 34, the carrying value of the investment upon the loss of significant influence remains as the carrying value of the investment. Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as a gain or loss on disposal of investments. Cash dividends received during the year of change are applied as a reduction of the carrying amount of the investment. Dividends received in subsequent years are recorded in accordance with R.O.C. SFAS No. 32, “Accounting for Revenue Recognition.”

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Depreciation is recognized on a straight-line basis using the estimated economic life of the assets:

Buildings	3~55 years
Machinery and equipment	5~8 years
Transportation equipment	4~5 years
Furniture and fixtures	2~20 years
Leased assets and leasehold improvements	The lease period or estimated economic life, whichever is shorter
Intangible Assets
Goodwill generated from business combinations is no longer subject to amortization. After initial recognition, goodwill shall be carried at cost less any accumulated impairment losses.
Deferred Charges
Deferred charges are stated at cost and amortized on a straight-line basis as follows:

Intellectual property license fees	The shorter of contract term or estimated economic life of the related technology
Software	2~5 years
Bonds

Originally, the issuance costs of bonds were classified as deferred charges and amortized over the life of the bonds. Effective January 1, 2006, the unamortized amounts as of December 31, 2005 were reclassified as a bond discount and recorded as a deduction to bonds payable. The amounts are amortized using the effective interest method over the remaining life of the bonds. If the difference between the straight-line method and the effective interest method is immaterial, the amortization of the bond discount may be amortized using the straight-line method and recorded as interest expenses.

In accordance with R.O.C. SFAS 34, since the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related, derivative financial instruments embedded in exchangeable bonds are bifurcated and accounted as financial liabilities at fair value through profit or loss.

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

The accounting for UMC’s pension liability is computed in accordance with R.O.C. SFAS No.18, “Accounting for Pension”. Net pension costs of the defined benefit plan are recorded based on an independent actuarial valuation. Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. UMC recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.

Share-Based Payment

The Company used the intrinsic value method to recognize compensation cost for its employee stock options issued between January 1, 2004 and December 31, 2007, in accordance with Accounting Research and Development Foundation (ARDF) Interpretation Nos. 92-070~072. For options granted on or after January 1, 2008, the Company recognizes compensation cost using the fair value method in accordance with R.O.C. SFAS No. 39 “Accounting for Share-Based Payment.” (R.O.C. SFAS 39)

Employee Bonus and Remunerations Paid to Directors and Supervisors
Employee bonus and remunerations paid to directors and supervisors are charged to expense at fair value and are no longer accounted for as an appropriation of retained earnings.
Treasury Stock

In accordance with R.O.C. SFAS No. 30, “Accounting for Treasury Stock”, treasury stock held by the Company is accounted for under the cost method. The cost of treasury stock is shown as a deduction to consolidated stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital. The Company’s stock held by its subsidiaries is also treated as treasury stock. Cash dividends received by subsidiaries from UMC are recorded as additional paid-in capital-treasury stock transactions.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For treasury stock sold to employees, the Company recognizes compensation cost in accordance with R.O.C. SFAS 39 and ARDF Interpretation No. 96-266 “Accounting for Treasury Stock Purchased by Employees” and ARDF Interpretation No. 98-111 “Determining the Grant Date of Share-Based Payment”.

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
Income Tax

The Company adopted R.O.C. SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. The provision for income taxes includes deferred income tax assets and liabilities that are a result of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, loss carry-forward and investment tax credits. A valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, its classification is based on the expected reversal date of the temporary difference.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

According to R.O.C. SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditures, employee training, and certain equity investment by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the stockholders have resolved that the earnings shall be retained.

The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006. Set up by the Executive Yuan, the IBTA is a supplemental 10% tax that is payable if the income tax payable determined by the R.O.C. Income Tax Act is below the minimum amount as prescribed by the IBTA. The IBTA is calculated based on taxable income as defined by the IBTA, which includes most income that is exempted from income tax under various legislations. The impact of the IBTA has been considered in the Company’s income tax for the current reporting period.

Earnings per Share

Earnings per share is computed according to R.O.C. SFAS No. 24, “Earnings Per Share”. Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and bonus share issues that are approved in the stockholders’ meetings prior to 2008.

Asset Impairment

Pursuant to R.O.C. SFAS 35, the Company assesses indicators of impairment for all its assets within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use. For previously recognized losses, the Company assesses at the balance sheet date if any indication that the impairment loss no longer exists or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result had no impairment loss been recognized for the assets in prior years.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
New Accounting Pronouncements

In April 2009, the Accounting Research and Development Foundation in Taiwan issued R.O.C. SFAS No. 41, “Disclosures for Operating Segment Information” (R.O.C. SFAS 41), which establishes disclosure requirements to assist financial statement users to evaluate the different types of business activities in which an enterprise engages and the different economic environments in which it operates. The determination of operating segments is significantly based on how an enterprise’s chief operating decision maker views and manages the business. This standard requires an enterprise to report separately information about each operating segment that meets certain criteria. The standard is effective for fiscal years beginning after January 1, 2011. The impact that the adoption of R.O.C. SFAS 41 will have on our financial reporting disclosure will depend on the applicable future business model.

3.	ACCOUNTING CHANGES
Inventories

Effective January 1, 2009, the Company adopted the newly revised R.O.C. SFAS No.10, “Accounting for Inventories” (R.O.C. SFAS 10). The main revisions are a. inventories are valued at the lower of cost and net realizable value item by item; b. unallocated overheads resulted from low production or idle capacity are recognized as costs of goods sold in the period in which they are incurred; and c. abnormal amounts of production costs, and loss on decline in the market value of inventories (or gains on recovery in market value of inventories) are recognized as cost of goods sold. As a result of adopting the revised R.O.C. SFAS 10, the consolidated net income and consolidated earnings per share for the year ended December 31, 2009, are NT$365 million and NT$0.03 lower, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2009	2010
	NT$’000	NT$’000
Cash
Cash on hand	3,463	4,080
Checking and savings accounts	10,907,465	13,149,234
Time deposits	46,464,891	34,360,417

Subtotal	57,375,819	47,513,731

Cash equivalents	8,777,141	3,757,374

Total	66,152,960	51,271,105

5.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of December 31,
	2009	2010
	NT$’000	NT$’000
Current
Listed stocks	1,547,335	636,446
Corporate bonds	384,980	494,086
Forward contracts	75,366	9,411
Interest rate swap agreements	88,410	—

Subtotal	2,096,091	1,139,943

Noncurrent
Convertible bonds	—	79,920

Total	2,096,091	1,219,863

During the years ended December 31, 2008, 2009 and 2010, net gains (losses) arising from the changes in fair value of financial assets at fair value through profit or loss were NT$(2,366) million, NT$513 million and NT$(222) million, respectively.

6.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2009	2010
	NT$’000	NT$’000
Accounts receivable	17,010,650	18,363,983
Less: Allowance for sales returns and discounts	(580,618)	(185,612)
Less: Allowance for doubtful accounts	(12,231)	(67,850)

Net	16,417,801	18,110,521

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
7.	INVENTORIES, NET

	As of December 31,
	2009	2010
	NT$’000	NT$’000
Raw materials	732,130	2,156,204
Supplies and spare parts	2,041,004	2,205,471
Work in process	6,755,426	8,240,687
Finished goods	1,038,400	1,946,170

Total	10,566,960	14,548,532
Less: Allowance for loss on decline in market value and obsolescence	(1,425,575)	(1,515,909)

Net	9,141,385	13,032,623

a.
The circumstances that caused the net realizable value of inventory to be lower than its cost no longer exist. As a result, the Company recognized gains of NT$2,597 million and NT$90 million on recovery of market value of inventories during the years ended December 31, 2009 and 2010, respectively.

b.	Inventories were not pledged.
8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of December 31,
	2009	2010
	NT$’000	NT$’000
Current
Common stocks	6,250,694	7,044,673

Noncurrent
Common stocks	34,797,889	29,796,192
Depositary receipts	256,959	403,805
Funds	52,094	54,068

Subtotal	35,106,942	30,254,065

Total	41,357,636	37,298,738

During the years ended December 31, 2008, 2009 and 2010, the net unrealized gains (losses) adjustments to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were NT$(31,619) million, NT$27,726 million and NT$(1,003) million, respectively. Additionally, the Company recognized gains (losses) of NT$(5,532) million, NT$1,858 million and NT$1,960 million due to the disposal of available-for-sale assets during the years ended December 31, 2008, 2009 and 2010, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 1, 2007, HIGHLINK (an equity method investee) and EPITECH TECHNOLOGY CORP. (EPITECH) (classified as an available-for-sale financial asset, noncurrent) merged into EPISTAR CORP. and were continued as EPISTAR CORP. (classified as an available-for-sale financial asset, noncurrent after the merger). During the transaction, 5.5 shares of HIGHLINK and 3.08 shares of EPITECH were exchanged for 1 share of EPISTAR CORP. 5 million shares of EPISTAR CORP. were exchanged from HIGHLINK that originally were acquired through private placement of HIGHLINK in February 2006 and its subsequent stock dividends since February 2006. Additionally, the Company acquired 6.7 million shares of SIMPLO TECHNOLOGY CO., LTD. (SIMPLO) through private placement in July 2006 and its subsequent stock dividends. The exchanges of these shares listed above were restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of EPISTAR and SIMPLO was removed on May 10 and August 23, 2009, respectively.

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent. Therefore, UMC reclassified the exchangeable shares to current assets.

9.	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of December 31,
	2009	2010
	NT$’000	NT$’000
Common stocks	4,634,168	4,972,813
Preferred stocks	2,273,083	2,063,117
Funds	644,047	591,181
Convertible bonds	77,225	24,753

Total	7,628,523	7,651,864

The Company acquired 80 thousand shares of RALINK TECHNOLOGY CORP. (RALINK) through private placement in July 2007 and its subsequent stock dividends, 4.4 million shares of INPAQ TECHNOLOGY CO., LTD. (INPAQ) through private placement in November 2007 and its subsequent stock dividends, 4.6 million shares of FIRST INTERNATIONAL TELECOM CORP. (FIRST INTERNATIONAL TELECOM) through private placement in March 2008, 4 million shares of E-ONE MOLI ENERGY CORP. (E-ONE) through private placement in June 2009, 2 million shares of A-DATA TECHNOLOGY CO., LTD. (A-DATA) through private placement in September 2009 and 2.5 million shares of CRYSTALWISE THCHNOLOGY INC. (CRYSTALWISE) through private placement in August 2010. In addition, 500 units of convertible bonds acquired through private placement in September 2009 were converted to 2 million common shares of TOPOINT TECHNOLOGY CO., LTD. (TOPOINT) in September 2010. The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of RALINK, INPAQ, FIRST INTERNATIONAL TELECOM, E-ONE, A-DATA, TOPOINT and CRYSTALWISE will be removed on September 29, 2010, January 31, 2011, April 25, 2011, August 31, 2012, September 30, 2012, September 23, 2012 and September 23, 2013, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10.	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD
a.	Details of long-term investments accounted for under the equity method are as follows:

	As of December 31,
	2009		2010
		Percentage		Percentage
		of		of
		Ownership		Ownership
		or Voting		or Voting
Investee Companies	Amount	Rights	Amount	Rights
	NT$’000%		NT$’000%
Unlisted companies
UMCI LTD. (UMCI) (Note A)	—	—	—	100.00
UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note B)	35,237	89.99	35,237	89.99
UNITED LED CORPORATION HONG KONG LIMITED (UNITED HK) (Note C)	—	—	208,260	50.00
LIST EARN ENTERPRISE INC.	9,804	49.00	9,177	49.00
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. (SHENYANG U-LIGHTING) (Note C)	—	—	3,022	49.00
ACHIEVE MADE INTERNATIONAL LTD.	60,790	48.54	43,267	48.54
ALLIANCE OPTOTEK CORP.	207,762	48.05	165,759	48.43
MTIC HOLDINGS PTE. LTD.	248,901	46.49	234,732	46.49
YUNG LI INVESTMENTS, INC.	248,873	45.16	221,710	45.16
MEGA MISSION LIMITED PARTNERSHIP	2,093,900	45.00	2,115,285	45.00
AEVOE INTERNATIONAL LTD.	46,358	43.77	88,029	43.77
WALTOP INTERNATIONAL CORP.	223,090	46.58	219,428	42.59
POWER LIGHT TECH CO., LTD.	121,625	42.62	41,581	42.33

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2009		2010
		Percentage		Percentage
		of		of
		Ownership		Ownership
		or Voting		or Voting
Investee Companies	Amount	Rights	Amount	Rights
	NT$’000%		NT$’000%
UNITECH CAPITAL INC.	900,893	42.00	801,039	42.00
EXOJET TECHNOLOGY CORP.	—	—	68,311	37.52
HSUN CHIEH INVESTMENT CO., LTD.	3,617,026	36.49	3,613,285	36.49
UC FUND II	98,655	35.45	76,967	35.45
CRYSTAL MEDIA INC.	38,735	32.27	31,761	31.80
CTC CAPITAL PARTNERS I, L. P.	143,863	31.40	122,277	31.40
SOLAR GATE TECHNOLOGY CO., LTD.	—	—	59,653	25.00
SHANDONG HUAHONG ENERGY INVEST CO., INC.	—	—	314,338	24.30
ANOTO TAIWAN CORP.	5,819	24.12	3,878	24.12
HIGH POWER LIGHTING CORP.	43,418	22.29	37,012	22.29
UNIMICRON HOLDING LIMITED	538,880	25.25	536,709	21.93
DAIWA QUANTUM CAPITAL PARTNERS I, L. P. (DAIWA) (Note D)	—	—	57,644	12.50
TRANSLINK CAPITAL PARTNERS I L. P. (TRANSLINK) (Note D)	74,875	10.55	77,255	10.55
TRANSLINK CAPITAL PARTNERS II L. P. (TRANSLINK) (Note D)	—	—	7,623	9.76
PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note E)	7,379	49.99	—	—
NEXPOWER TECHNOLOGY CORP.	3,301,451	45.97	—	—
XGI TECHNOLOGY INC.	62,977	31.93	—	—
AMIC TECHNOLOGY CORP. (AMIC) (Note F)	—	25.87	—	—
MOBILE DEVICES INC.	38,631	20.18	—	—

Total	12,168,942		9,193,239

Note A:
On July 30, 2010, UMCI has filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of December 31, 2010. As of December 31, 2010, the ending balance of the Company’s long-term investment towards UMCI was a credit balance of NT$0.3 million and it was recorded as Other liabilities-others.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note B:	On June 26, 2009, UMO has filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of December 31, 2010.

Note C:	The Company uses the equity method to account for its investment in UNITED HK and SHENYANG U-LIGHTING, which are jointly controlled entities.

Note D:	According to the partnership contract, the Company has significant influence over DAIWA and TRANSLINK, and they are accounted for under the equity method.

Note E:
PACIFIC has filed for liquidation through a decision at its stockholders’ meeting on June 27, 2006. PACIFIC obtained the approval of liquidation completion from the Taipei District Court on May 14, 2010.

Note F:
The Company’s investment in AMIC was reclassified to “Financial assets measured at cost, noncurrent” in June 2010 because the Company’s ownership in AMIC decreased, and it ceased to have significant influence.

b.
The change of investees’ equity was charged to the Company’s equity. For the years ended December 31, 2009 and 2010, the changes charged to additional paid-in capital were decreases of NT$6,912 million and nil, respectively, and the changes charged to retained earnings were an increase of NT$6,775 million and a decrease of NT$119 million, respectively.

c.
Total gains (losses) arising from investments accounted for under the equity method were NT$(10,465) million, NT$180 million and NT$115 million for the years ended December 31, 2008, 2009 and 2010, respectively. Net investment income (loss) amounted to NT$(9,445) million, NT$(11) million and NT$310 million for the years ended December 31, 2008, 2009 and 2010, respectively, and the related long-term investment balances of NT$5,355 million and NT$5,282 million as of December 31, 2009 and 2010, respectively, were determined based on the investees’ financial statements audited by the other independent auditors.

d.	The long-term equity investments were not pledged.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11.	PROPERTY, PLANT AND EQUIPMENT

	As of December 31, 2009
		Accumulated	Accumulated
	Cost	Depreciation	Impairment	Book Value
	NT$’000	NT$’000	NT$’000	NT$’000
Land	1,056,823	—	(287,901)	768,922
Buildings	21,097,255	(9,388,142)	(1,057,850)	10,651,263
Machinery and equipment	453,597,613	(393,557,900)	(512,540)	59,527,173
Transportation equipment	68,580	(61,430)	—	7,150
Furniture and fixtures	3,324,352	(2,845,876)	(10,677)	467,799
Leasehold improvement	53,411	(45,762)	—	7,649
Construction in progress and prepayments	18,166,404	—	—	18,166,404

Total	497,364,438	(405,899,110)	(1,868,968)	89,596,360

	As of December 31, 2010
		Accumulated	Accumulated
	Cost	Depreciation	Impairment	Book Value
	NT$’000	NT$’000	NT$’000	NT$’000
Land	1,555,904	—	(266,981)	1,288,923
Buildings	26,156,284	(10,364,578)	(978,742)	14,812,964
Machinery and equipment	498,122,888	(415,015,124)	(469,930)	82,637,834
Transportation equipment	72,938	(60,302)	—	12,636
Furniture and fixtures	3,594,261	(2,979,520)	(9,619)	605,122
Leasehold improvement	728,030	(72,741)	—	655,289
Construction in progress and prepayments	32,749,232	—	—	32,749,232

Total	562,979,537	(428,492,265)	(1,725,272)	132,762,000

a.	Total interest expense before capitalization amounted to NT$109 million, NT$180 million and NT$352 million for the years ended December 31, 2008, 2009 and 2010, respectively.
Details of capitalized interest are as follows:

	For the years ended December 31,
	2008	2009	2010
	NT$’000	NT$’000	NT$’000
Land	—	—	383
Buildings	16,203	43,241	48,454
Machinery and equipment	21,679	78,092	284,605
Furniture and fixtures	21	55	1,557
Others	41	85	29

Total interest capitalized	37,944	121,473	335,028

Interest rates applied	0.11%~1.22%	1.07%~3.90%	1.04%~3.51%

b.	Please refer to Note 27 for property, plant and equipment pledged as collateral.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12.	OTHER ASSETS-OTHERS

	As of December 31,
	2009	2010
	NT$’000	NT$’000
Leased assets	1,041,586	1,089,990
Deposits-out	753,990	946,414
Long-term prepayment	—	545,140
Others	128,892	113,225

Total	1,924,468	2,694,769

Please refer to Note 27 for Deposits-out pledged as collateral.
13.	IMPAIRMENT LOSS

	For the years ended December 31,
	2008	2009	2010
	NT$’000	NT$’000	NT$’000
Available-for-sale financial assets, noncurrent	8,386,596	—	—
Long-term investments accounted for under the equity method	—	—	20,802
Financial assets measured at cost, noncurrent	943,084	494,091	93,077
Goodwill	3,491,073	—	—
Property, plant and equipment	39,148	3,331,557	—
Others assets	319,957	181,430	—

Total	13,179,858	4,007,078	113,879

After considering objective evidence and the result of the impairment loss testing, the Company recognized impairment losses amounted to NT$9,330 million, NT$494 million and NT$114 million for its available-for-sale financial assets, noncurrent, financial assets measured at cost, noncurrent and long-term investments accounted for under the equity method, respectively, for the years ended December 31, 2008, 2009 and 2010. As of December 31, 2009, the Company determined that certain fixed assets and other assets would not generate future cash flows. The Company determined the recoverable amounts of these assets based on the fair values less costs to sell. The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount, and the Company recognized an impairment loss amounted to NT$122 million. According to the assessment report and as a result of the impairment loss testing, the Company recognized an impairment loss amounted to NT$3,391 million for its property, plant, equipment and other assets for the year ended December 31, 2009.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14.	SHORT-TERM LOANS

	As of December 31,
	2009	2010
	NT$’000	NT$’000
Unsecured bank loans	128,682	4,124,115

	For the years ended December 31,
	2009	2010
Interest rates	0.58%~3.72%	0.54%~2.37%

The Company’s unused short-term lines of credits amounted to NT$12,088 million and NT$17,271 million as of December 31, 2009 and 2010, respectively.
15.	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of December 31,
	2009	2010
	NT$’000	NT$’000
Derivatives embedded in exchangeable bonds	1,914,879	2,248,384
Forward contracts	—	6,553

Total	1,914,879	2,254,937

During the years ended December 31, 2008, 2009 and 2010, net losses arising from financial liabilities at fair value through profit or loss were NT$1,046 million, NT$815 million and NT$546 million, respectively.

16.	BONDS PAYABLE

	As of December 31,
	2009	2010
	NT$’000	NT$’000
Unsecured domestic bonds payable	7,500,000	—
Unsecured exchangeable bonds payable	6,472,692	5,886,654
Less: Discounts on bonds payable	(1,205,555)	(890,898)

Total	12,767,137	4,995,756
Less: Current or exchangeable portion	(12,767,137)	(4,995,756)

Net	—	—

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
a.
During the period from May 21 to June 24, 2003, UMC issued five-year and seven-year unsecured bonds totaled to NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds were fully repaid on June 24, 2008 and June 24, 2010, respectively.

b.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:
(a)	Issue Amount: US$127.2 million
(b)	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)
(c)	Redemption
i.
UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD32.197=USD1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.
UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
iv.	All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.
Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.
In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

(d)	Terms of Exchange
i.	Underlying Securities: Common shares of Unimicron

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

iii.
Exchange Price and Adjustment: The exchange price was originally NTD51.1875 per share, determined on the basis of a fixed exchange rate of NTD32.197=USD1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price is NTD49.6829 per share on December 31, 2010.

(e)	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:
i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;
ii.	The bondholders shall have exercised the exchange right before maturity; or
iii.	The bonds shall have been redeemed or purchased by UMC and cancelled.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
c.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:
(a)	Issue Amount: US$80 million
(b)	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)
(c)	Redemption
i
UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD32.197=USD1.00.

ii	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.
iii
UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
iii
Exchange Price and Adjustment: The exchange price was originally NTD108.58 per share, determined on the basis of a fixed exchange rate of NTD32.197=USD1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price is NTD102.4836 per share on December 31, 2010.

(e)	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:
i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;
ii.	The bondholders shall have exercised the exchange right before maturity; or
iii.	The bonds shall have been redeemed or purchased by UMC and cancelled.
d.	Repayments of the above-mentioned bonds in the future year are as follows:

Bonds repayable (Year)	Amount
NT$’000

2014	5,886,654

17.	LONG-TERM LOANS
a.	Details of long-term loans as of December 31, 2009 and 2010 are as follows:

	As of December
Lender	31, 2009	Redemption
	NT$’000
Secured Long-Term Loan from Bank of Taiwan	700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	100,000	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.

Subtotal	800,000
Less: Current portion	(33,450)

Total	766,550

	For the year ended
	December 31, 2009
Interest Rates	1.28%~1.82%

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December
Lender	31, 2010	Redemption
	NT$’000
Secured Long-Term Loan from Bank of Taiwan (1)	700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (1)	153,240	Repayable semiannually from December 6, 2010 to November 14, 2015 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (2)	71,760	Repayable semiannually from November 15, 2010 to November 14, 2015 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (3)	620,000	Repayable semiannually from June 30, 2012 to December 31, 2015 and interest is paid monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	4,060,000	Repayable semiannually from February 10, 2012 to August 10, 2015 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	1,350,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (1)	66,550	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (2)	200,000	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	100,000	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December
Lender	31, 2010	Redemption
	NT$’000
Unsecured Long-Term Loan from First Commercial Bank (2)	200,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.

Subtotal	7,521,550
Less: Administrative expenses from syndicated loans	(11,727)
Less: Current portion	(710,433)

Total	6,799,390

	For the year ended
	December 31, 2010
Interest Rates	1.14%~2.49%

According to the syndicated loan agreement, NEXPOWER was subject to maintain certain annual and semi-annual current ratio, debit ratio and interest coverage ratio. As of December 31, 2010, NEXPOWER met the conditions mentioned above.

b.	The long-term loans on December 31, 2010 will be repaid by installments with the last payment on December 31, 2015. Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
NT$’000
2011	710,433
2012	1,935,668
2013	1,872,372
2014	1,576,538
2015	1,426,539

Total	7,521,550

c.	Please refer to Note 27 for property, plant and equipment pledged as collateral for long- term loans.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
18.	PENSION PLAN
a.
The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees eligible for the Labor Standards Law, a defined benefit plan, were offered the options to elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005 and a total of NT$399 million, NT$354 million and NT$422 million were contributed by the Company for the years ended December 31, 2008, 2009 and 2010, respectively. Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and during the years ended December 31, 2008, 2009 and 2010, the Company made contributions of NT$112 million, NT$162 million and NT$170 million, respectively.

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

c.	Change in benefit obligation during the year:

	For the years ended December 31,
	2009	2010
	NT$’000	NT$’000
Projected benefit obligation at beginning of year	(4,563,300)	(5,189,112)
Service cost	(109,946)	(103,864)
Interest cost	(117,538)	(113,884)
Benefits paid	166,056	72,777
Loss on projected benefit obligation	(607,063)	(577,564)
Exchange gain (loss)	42,679	(27,021)

Projected benefit obligation at end of year	(5,189,112)	(5,938,668)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
d.	Change in pension assets during the year:

	For the years ended
	December 31,
	2009	2010
	NT$’000	NT$’000
Fair value of plan assets at beginning of year	1,973,407	1,995,970
Actual return on plan assets	78,775	15,075
Contributions from employer	148,389	159,049
Benefits paid	(166,057)	(72,777)
Exchange gain (loss) and others	(38,544)	20,876

Fair value of plan assets at end of year	1,995,970	2,118,193

e.	The funding status of the pension plan is as follows:

	As of December 31,
	2009	2010
	NT$’000	NT$’000
Benefit obligation
Vested benefit obligation	(866,292)	(874,090)
Non-vested benefit obligation	(1,973,956)	(2,392,090)

Accumulated benefit obligation	(2,840,248)	(3,266,180)
Effect from projected salary increase	(2,348,864)	(2,672,488)

Projected benefit obligation	(5,189,112)	(5,938,668)
Fair value of plan assets	1,995,970	2,118,193

Funded status	(3,193,142)	(3,820,475)
Unrecognized net transitional benefit obligation	29,662	1,368
Unrecognized loss (gain)	(97,977)	571,661
Prior service cost	—	(51,970)

Accrued pension liabilities recognized on the consolidated balance sheet	(3,261,457)	(3,299,416)

f.	The components of the net periodic pension cost are as follows:

	For the years ended December 31,
	2008	2009	2010
	NT$’000	NT$’000	NT$’000
Service cost	130,570	109,950	103,864
Interest cost	155,276	117,538	113,884
Expected return on plan assets	(67,691)	(44,831)	(55,487)
Amortization of unrecognized transitional net benefit obligation	28,291	28,291	28,293
Amortization of unrecognized pension loss (gain)	(15,789)	(21,123)	12,069
Amortization of prior service cost	—	—	(5,197)
Others	(8,513)	906	(48)

Net periodic pension cost	222,144	190,731	197,378

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The actuarial assumptions underlying are as follows:

	For the year ended December 31, 2008
	UMC	FORTUNE	UMC JAPAN
Discount rate	2.75%	2.50%	2.00%
Rate of salary increase	3.50%	3.00%	2.58%
Expected return on plan assets	1.50%	2.50%	3.84%

	For the year ended December 31, 2009
	UMC	FORTUNE	UMC JAPAN
Discount rate	2.25%	2.25%	2.00%
Rate of salary increase	4.00%	3.00%	2.55%
Expected return on plan assets	2.25%	2.25%	4.00%

	For the year ended December 31, 2010
	UMC	FORTUNE	UMC JAPAN
Discount rate	1.75%	2.00%	2.00%
Rate of salary increase	4.00%	3.00%	2.55%
Expected return on plan assets	1.75%	2.00%	3.65%
Expected future benefit payments are as follows:

Year	Amount
NT$’000
2011	88,275
2012	64,886
2013	86,965
2014	117,099
2015	137,154
2016-2020	990,890
The Company expects to make pension fund contributions of NT$142 million in 2011.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
19.	CAPITAL STOCK
a.	UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of December 31, 2009, each at a par value of NT$10.
b.
UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of December 31, 2009. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of December 31, 2009. One ADS represents five common shares.

c.
On December 14, 2009, UMC sold 78 million shares of treasury stock to employees, which were repurchased during the periods from January 7 to February 16, 2009, for the purpose of transferring to employees.

d.
Among the employee stock options issued by UMC on December 13, 2007, 141 thousand shares were exercised during the year ended December 31, 2010. The issuance process through the authority had been completed.

e.	UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of December 31, 2010, each at a par value of NT$10.
f.
UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of December 31, 2010. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of December 31, 2010. One ADS represents five common shares.

g.
On December 31, 2010, UMC sold 64 million shares of treasury stock to employees, which were repurchased during the periods from January 7 to February 16, 2009, for the purpose of transferring to employees.

20.	EMPLOYEE STOCK OPTIONS

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

			Shares
			available to	Exercise
	Total number of	Total number of	option holders	price
	options granted	options outstanding	(in thousands)	(NTD)
Date of grant	(in thousands)	(in thousands)	(Note)	(Note)
October 7, 2002	939,000	—	—	$21.42
January 3, 2003	61,000	—	—	$24.15
November 26, 2003	57,330	—	—	$33.70
March 23, 2004	33,330	—	—	$31.25
July 1, 2004	56,590	—	—	$28.24
October 13, 2004	20,200	—	—	$24.28
April 29, 2005	23,460	8,135	5,671	$22.37
August 16, 2005	54,350	24,187	16,863	$29.47
September 29, 2005	51,990	33,335	23,240	$26.89
January 4, 2006	39,290	13,770	9,600	$23.17
May 22, 2006	42,058	20,560	14,334	$25.19
August 24, 2006	28,140	11,705	8,160	$24.09
December 13, 2007	500,000	372,648	372,648	$18.03
June 19, 2009	300,000	268,360	268,360	$10.40
Total	2,206,738	752,700	718,876

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
a.	A summary of the Company’s stock option plan, and related information for the years ended December 31, 2009 and 2010, is as follows:

	For the years ended December 31,
	2009			2010
			Weighted-
		Shares	average		Shares	Weighted-
		available to	Exercise		available to	average
		option	Price per		option	Exercise Price
	Options	holders	share	Options	holders	per share
	(in thousands)	(in thousands)	(NTD)	(in thousands)	(in thousands)	(NTD)
Outstanding at beginning of period	709,484	627,086	$20.79	861,771	809,566	$16.59
Granted	300,000	300,000	$10.40	—	—	$—
Exercised	—	—	$—	(141)	(141)	$18.03
Forfeited	(76,492)	(67,867)	$19.43	(61,477)	(57,466)	$16.42
Expired	(71,221)	(49,653)	$28.41	(47,453)	(33,083)	$28.56

Outstanding at end of period	861,771	809,566	$16.59	752,700	718,876	$16.05

Exercisable at end of period	355,715	308,157	$21.19	385,101	351,785	$19.78

Weighted-average fair value of options granted during the period (NTD)	$2.84			$—
b.	The information on the Company’s outstanding stock options as of December 31, 2010, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
					Weighted-			Weighted-
			Shares	Weighted-	average			average
			available to	average	Exercise		Shares	Exercise
	Range of		option	Expected	Price per		available to	Price per
Authorization	Exercise	Options	holders	Remaining	share	Options	option holders	share
Date	Price (NTD)	(in thousands)	(in thousands)	Years	(NTD)	(in thousands)	(in thousands)	(NTD)
2004.09.30	$22.37~$29.47	65,657	45,774	0.65	$27.28	65,009	45,322	$27.26
2005.12.22	$23.17~$25.19	46,035	32,094	1.34	$24.31	45,005	31,376	$24.30
2007.10.09	$18.03	372,648	372,648	2.95	$18.03	275,087	275,087	$18.03
2009.05.12	$10.40	268,360	268,360	4.46	$10.40	—	—	$—

		752,700	718,876	3.30	$16.05	385,101	351,785	$19.78

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
c.
The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007. Compensation costs for these options were nil for the years ended December 31, 2008, 2009 and 2010. For options granted on or after January 1, 2008, the Company recognized compensation cost of nil, NT$136 million and NT$254 million using the fair value method in accordance with R.O.C. SFAS 39 for the years ended December 31, 2008, 2009 and 2010, respectively.

The Company granted options prior to adopting R.O.C. SFAS 39. Pro forma information on net income (loss) and earnings (losses) per share using the fair value method is as follows:

	For the year ended December 31, 2008
	Basic losses per share	Diluted losses per share
	NT$’000	NT$’000
Net loss	(22,320,075)	(22,449,985)
Losses per share (NTD)	$(1.70)	$(1.70)
Pro forma net loss	(23,245,013)	(23,374,923)
Pro forma losses per share (NTD)	$(1.77)	$(1.78)

	For the year ended December 31, 2009
	Basic earnings per share	Diluted earnings per share
	NT$’000	NT$’000
Net income	3,874,028	3,874,028
Earnings per share (NTD)	$0.31	$0.30
Pro forma net income	3,064,107	3,064,107
Pro forma earnings per share (NTD)	$0.24	$0.24

	For the year ended December 31, 2010
	Basic earnings per share	Diluted earnings per share
	NT$’000	NT$’000
Net income	23,898,905	23,898,905
Earnings per share (NTD)	$1.91	$1.87
Pro forma net income	23,538,509	23,538,509
Pro forma earnings per share (NTD)	$1.88	$1.84

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the options outstanding as of December 31, 2009 and 2010 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions. The factors before and after the adoption of R.O.C. SFAS 39 to account for share-based payment were as follows:

Factors	Before	After
Expected dividend yields	1.37%~1.71%	1.98%
Volatility factors of the expected market price of the Company’s common stock	36.29%~49.10%	40.63%
Risk-free interest rate	1.85%~2.85%	1.01%
Weighted-average expected life	4~5 years	3.16~5.03 years
21.	TREASURY STOCK
a.	Changes in treasury stock during the years ended December 31, 2008, 2009 and 2010 are as follows:

For the year ended December 31, 2008 (In thousands of shares)

	As of			As of
Purpose	January 1, 2008	Increase	Decrease	December 31, 2008
For transfer to employees	355,716	—	355,716	—
For conversion of the convertible bonds into shares	348,583	—	348,583	—
To maintain UMC’s credit and stockholders’ equity	—	200,000	200,000	—

Total shares	704,299	200,000	904,299	—

For the year ended December 31, 2009 (In thousands of shares)

	As of			As of
Purpose	January 1, 2009	Increase	Decrease	December 31, 2009
For transfer to employees	—	300,000	78,091	221,909

For the year ended December 31, 2010 (In thousands of shares)

	As of			As of
Purpose	January 1, 2010	Increase	Decrease	December 31, 2010
For transfer to employees	221,909	300,000	63,975	457,934

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
b.
According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital — premiums, and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that UMC could hold as of December 31, 2009 and 2010, were 1,299 million shares and 1,299 million shares, while the ceiling amount were NT$54,852 million and NT$72,540 million, respectively.

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

As of December 31, 2010, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$16.30 per share. The closing price on December 31, 2010 was NT$16.30.

22.	RETAINED EARNINGS AND DIVIDEND POLICIES
According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:
a.	Payment of all taxes and dues;
b.	Offset prior years’ operation losses;
c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

According to the regulation of Taiwan SFC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under stockholders’ equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

During the years ended December 31, 2009 and 2010, the amounts of the employee bonus and remunerations to directors and supervisors were estimated. The board of directors estimated the amount by taking into consideration of the Company’s Articles of Incorporation, government regulations and industrial average. Estimated amount of employee bonus and remunerations paid to directors and supervisors are charged to current income. If the board modified the estimates significantly in the subsequent periods, the Company will recognize the change as an adjustment to current income. Moreover, if the amounts were modified by the stockholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year. Upon stockholders’ approval of the employee stock bonus, the distribution amount is determined by dividing the total approved bonus amount with the closing market price of the Company’s stock one day prior to the approved date. Information about appropriations of the bonus to employees and directors can be obtained from the “Market Observation Post System” on the website of the TSE.

The appropriation and compensation of 2010 unappropriated retained earnings, which was recommended by the board of directors but not approved by stockholders yet, can be obtained from the “Market Observation Post System” on the website of the TSE.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The distributions of cash dividend, employee bonus and directors’ remuneration for 2009 was approved through stockholders’ meeting held on June 15, 2010. The details of distribution are as follows:

2009
Cash Dividend	NT$0.50 per share
Employee bonus — Cash (in NT thousand dollars)	965,003
Directors’ remuneration (in NT thousand dollars)	9,584

Employee bonus and directors’ remuneration which were approved through the stockholders’ meeting, were consistent with the resolutions of meeting of Board of Directors held on March 17, 2010 and were expensed in 2009.

On June 10, 2009, the stockholders’ meeting approved to offset UMC’s 2008 deficit of NT$26,748 million: by transferring NT$19,712 million from the legal reserve and NT$7,036 million from the additional paid-in capital to unappropriated earnings.

23.	OPERATING COSTS AND EXPENSES
The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the years ended December 31,
	2008			2009			2010
	Operating	Operating		Operating	Operating		Operating	Operating
	costs	expenses	Total	costs	expenses	Total	costs	expenses	Total
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Personnel expenses
Salaries	8,982,685	3,514,894	12,497,579	9,838,712	3,844,526	13,683,238	13,201,139	5,135,151	18,336,290
Labor and health insurance	533,776	208,522	742,298	518,137	187,090	705,227	624,384	205,606	829,990
Pension	543,357	195,083	738,440	534,531	176,309	710,840	605,086	184,373	789,459
Other personnel expenses	202,502	106,008	308,510	93,581	37,150	130,731	145,400	59,881	205,281
Depreciation	34,696,769	2,407,371	37,104,140	31,199,053	2,273,178	33,472,231	27,941,023	1,972,982	29,914,005
Amortization	52,172	1,262,713	1,314,885	49,217	650,324	699,541	146,452	397,869	544,321
24.	INCOME TAX
(1)	Income tax expense consisted of :

	For the years ended December 31,
	2008	2009	2010
	NT$’000	NT$’000	NT$’000
Current
Domestic	667,728	135,626	1,432,898
Foreign	28,217	52,697	84,390

Subtotal	695,945	188,323	1,517,288
Deferred
Domestic	281,831	469,608	103,115
Foreign	19,145	(6,863)	(14,289)

Subtotal	300,976	462,745	88,826

Income tax expense	996,921	651,068	1,606,114

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(2)	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income (loss) based on the statutory tax rate is as follows:

	For the years ended December 31,
	2008	2009	2010
	NT$’000	NT$’000	NT$’000
Income tax on pre-tax income (loss) at statutory tax rate	(5,496,543)	418,250	4,315,216
Permanent and temporary differences
Investment loss (gain)	5,166,188	(947,692)	(479,686)
Gain on disposal of investments	(799,575)	(493,075)	(289,103)
Others	1,262,988	(18,835)	(1,220,481)

Subtotal	5,629,601	(1,459,602)	(1,989,270)
Change in investment tax credit	(748,496)	3,626,357	2,363,985
Change in loss carry-forward	(388,528)	(511,099)	2,136,325
Change in valuation allowance against deferred income tax assets
Investment tax credit	1,706,802	(2,996,460)	(3,095,208)
Loss carry-forward	388,528	511,099	(2,136,325)
Others	(57,174)	624,690	(295,209)

Subtotal	2,038,156	(1,860,671)	(5,526,742)
Effect of higher tax rate of subsidiary	20,909	15,476	41,549
Change in tax rate	—	322,857	202,628
Adjustment of prior year’s tax expense	(9,483)	(79)	1,778
Income tax on interest revenue separately taxed	14,035	—	—
Income basic tax	32,124	126,775	2,289
Others	(94,854)	(27,196)	58,356

Income tax expense	996,921	651,068	1,606,114

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(3)	Significant components of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2009	2010
	NT$’000	NT$’000
Deferred income tax assets
Investment tax credit	9,987,957	7,022,761
Depreciation	1,029,536	920,046
Loss carry-forward	3,907,416	4,507,561
Pension	656,412	492,887
Allowance on sales returns and discounts	117,371	45,130
Allowance for loss on decline in market value and obsolescence of inventories	223,656	233,151
Others	379,023	369,780

Total deferred income tax assets	16,301,371	13,591,316
Valuation allowance	(12,504,629)	(9,738,404)

Net deferred income tax assets	3,796,742	3,852,912

Deferred income tax liabilities
Unrealized exchange gain	(49,481)	(108,200)
Depreciation	(33,324)	—
Others	(38,188)	(52,466)

Total deferred income tax liabilities	(120,993)	(160,666)

Total net deferred income tax assets	3,675,749	3,692,246

Deferred income tax assets-current	5,014,780	2,581,472
Deferred income tax liabilities-current	(77,918)	(125,839)
Valuation allowance	(4,403,639)	(1,632,482)

Net	533,223	823,151

Deferred income tax assets-noncurrent	11,286,591	11,009,844
Deferred income tax liabilities-noncurrent	(43,075)	(34,827)
Valuation allowance	(8,100,990)	(8,105,922)

Net	3,142,526	2,869,095

Total net deferred income tax assets	3,675,749	3,692,246

(4)	UMC’s income tax returns for all the fiscal years up to 2007 have been assessed and approved by the R.O.C. Tax Authority.

(5)
UMC was granted several four or five-year income tax exemption periods with respect to income derived from the expansion of operations. The income tax exemption periods will expire on December 31, 2015.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(6)	The Company earns investment tax credits for the amount invested in production equipment, research and development, employee training, and investment in high technology industry and venture capital.

As of December 31, 2010, the Company’s unused investment tax credits were as follows:

		Balance of unused
Expiration Year	Investment tax credits earned	investment tax credits
	NT$’000	NT$’000
2011	2,126,675	2,126,675
2012	2,006,005	2,006,005
2013	1,897,059	1,897,059
2014	993,022	993,022

Total	7,022,761	7,022,761

(7)	As of December 31, 2010, the unutilized accumulated losses for the Company were as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
	NT$’000	NT$’000
2012	4,445,310	4,445,310
2013	1,259,973	1,259,973
2014	189,182	189,182
2015	1,583,999	1,583,999
2016	2,280,097	2,280,097
2017	760,363	760,363
2018	144,028	144,028
2019	678,165	678,165
2020	557,822	557,822
2021	467,080	467,080

Total	12,366,019	12,366,019

(8)
The balance of UMC’s imputation credit accounts as of December 31, 2009 and 2010 were NT$1,100 million and NT$497 million, respectively. The actual creditable ratio for 2009 and the expected creditable ratio for 2010 were 11.45% and 1.83%, respectively.

(9)	UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(10)
According to R.O.C. Income Tax Act amended on May 27, 2009, effective January 1, 2010, the statutory tax rate of the Company was decreased from 25% to 20%, which was further reduced to 17% in accordance with the amendment dated June 15, 2010.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
25.	EARNINGS (LOSSES) PER SHARE

For the years ended December 31, 2009 and 2010, there were employee stock options outstanding and the Company calculated the effect of employee bonus in accordance with the ARDF Interpretation No. 97-169. The Company is considered as a complex capital structure. Therefore, in consideration of such complex structure, the calculated basic and diluted earnings (losses) per share for the years ended December 31, 2008, 2009 and 2010, are disclosed as follows:

	For the years ended December 31,
(shares expressed in thousands)	2008	2009	2010
	NT$’000	NT$’000	NT$’000
Net income (loss)	(22,320,075)	3,874,028	23,898,905
Effect of dilution:
Employee stock options	—	—	—
Employee bonus	—	—	—
Convertible bonds	(129,910)	—	—

Adjusted net income (loss) assuming dilution	(22,449,985)	3,874,028	23,898,905

Weighted average shares outstanding	13,110,984	12,699,072	12,496,485
Effect of dilution:
Employee stock options	—	31,271	88,117
Employee bonus	—	56,105	182,988
Convertible bonds	59,407	—	—

Adjusted weighted average shares outstanding assuming dilution	13,170,391	12,786,448	12,767,590

Retroactively adjusted weighted average shares outstanding	13,110,984	12,699,072	12,496,485

Retroactively adjusted weighted average shares outstanding assuming dilution	13,170,391	12,786,448	12,767,590

Earnings (losses) per share-basic (in dollars)	(1.70)	0.31	1.91

Earnings (losses) per share-diluted (in dollars)	(1.70)	0.30	1.87

The employee stock options were not dilutive when calculating the diluted losses per share for the year ended December 31, 2008; therefore, they were not included in the diluted losses per share calculation.

26.	RELATED PARTY TRANSACTIONS
(1)	Name and Relationship of Related Parties

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Name of related parties	Relationship with the Company
UNITED MICROELECTRONICS CORP. (SAMOA)	Equity Investee (Liquidation completed on November 30, 2010)
UMCI LTD.	Equity Investee (has filed for liquidation on July 30, 2010)
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee (has filed for liquidation on June 26, 2009)
AMIC TECHNOLOGY CORP.	Equity Investee (ceased to be an equity investee since June 2010)
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee (Liquidation completed on May 14, 2010)
XGI TECHNOLOGY INC. (XGI)	Equity Investee (ceased to be an equity investee since June 2010)
SILICON INTEGRATED SYSTEMS CORP. (SIS)	The Company’s director
AEVOE INTERNATIONAL LTD.	Subsidiary’s equity investee
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
MOBILE DEVICES INC.	Subsidiary’s equity investee (ceased to be an equity investee since July 2010)
POWER LIGHT TECH CO., LTD. (PLT)	Subsidiary’s equity investee
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD.	Subsidiary’s equity investee (since July, 2010)
UNITED LED CORPORATION HONG KONG LIMITED	Subsidiary’s equity investee (since February, 2010)
ALLIANCE OPTOTEK CORP.	Subsidiary’s equity investee
WALTOP INTERNATIONAL CORP.	Subsidiary’s equity investee
SOLAR GATE TECHNOLOGY CO., LTD.	Subsidiary’s equity investee (since March, 2010)
UNITED LED CORPORATION	Subsidiary’s equity investee (ceased to be an equity investee since June 2010)
UNIMICRON CORPORATION	Subsidiary’s director (since October, 2010)
CRYSTALWISE TECHNOLOGY INC.	Same chairman with UMC (since September, 2010)
JINING SUNRICH SOLARENERGY CORPORATION (JINING SUNRICH)	Same general manager with subsidiaries
All members of director, supervisors and key managers	The Company’s key management personnel

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(2)	Significant Related Party Transactions
a.	Operating revenues

	For the years ended December 31,
	2008		2009		2010
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000		NT$’000
SIS	1,031,393	1	1,057,278	1	777,318	1
Others	543,219	1	128,375	0	303,829	0

Total	1,574,612	2	1,185,653	1	1,081,147	1

The sales price to the above-related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b.	Accounts receivable, net

	As of December 31,
	2009		2010
	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000
JINING SUNRICH	—	—	613,330	3
SIS	216,237	1	112,201	1
Others	101,626	1	34,682	0

Total	317,863	2	760,213	4

Less: Allowance for sales returns and discounts	(2,273)		(569)
Less: Allowance for doubtful accounts	(74,882)		—

Net	240,708		759,644

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
c.	Significant asset transactions

	For the year ended December 31, 2010
	Item	Disposal amount	Disposal gain
		NT$’000	NT$’000
SIS	Disposal of XGI stock	38,030	14,690

d.
During the period from October 29 to December 14, 2009, UMC’s subsidiary, AWL acquired 42.53 percent ownership in UMCJ amounting to 403 thousand shares by an open purchase from the Japan Jasdaq Securities Exchange for approximately US$58 million. The purchase price of JPY12,500 per share was made by a tender offer which considered the shares’ current trading value and future industry competition and operating strategies. AWL complied with “Regulations Governing the Acquisition or Disposition of Assets by Public Companies” of R.O.C. and obtained a fairness opinion from a security expert and a Certified Public Accountant to evaluate the reasonableness of the purchase price. Gains arising from the sidestream transaction amounting to NT$330 million were recognized by UMC’s equity investees, including HSUN CHIEH INVESTMENT CO., LTD. and MEGA MISSION LIMITED PARTNERSHIP. UMC eliminated NT$121 million in proportion to its ownership percentage while recognizing the investment gain or loss of these investees.

e.	Key management personnel compensation disclosure

	For the years ended December 31,
Item	2008	2009	2010
	NT$’000	NT$’000	NT$’000

Salary, compensation, allowance, income from professional practice and bonus	203,321	507,136	343,682

27.	ASSETS PLEDGED AS COLLATERAL
As of December 31, 2009

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
	NT$’000

Deposit-out (Time deposit)	640,623	Customs	Customs duty guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Machinery and equipment	4,339,852	Bank of Taiwan	Collateral for long-term loans

Total	5,007,099

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010

	Amount	Party to which asset(s) was pledged	Purpose of pledge
	NT$’000
Deposit-out (Time deposit)	645,841	Customs	Customs duty guarantee
Deposit-out (Time deposit)	99,859	Science Park Administration	Collateral for land lease
Deposit-out (Time deposit)	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Deposit-out (Time deposit)	990	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee and construction guarantee
Machinery and equipment	8,826,232	Bank of Taiwan, First Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and prepayments	46,036	First Commercial Bank	Collateral for long- term loans

Total	9,689,382

28.	COMMITMENT AND CONTINGENT LIABILITIES
(1)
The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$5.7 billion. Royalties and development fees payable in future years are NT$1.6 billion as of December 31, 2010.

(2)
The Company signed several construction contracts for the expansion of its factory premise. As of December 31, 2010, these construction contracts amounted to approximately NT$7.2 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$1.2 billion.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(3)
The Company entered into several operating lease contracts for land and office. These renewable operating leases will expire in various years through 2049. Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
NT$’000
2011	405,596
2012	352,584
2013	306,010
2014	267,482
2015	215,799
2016 and thereafter	1,462,150

Total	3,009,621

Rental expense for the years ended December 31, 2008, 2009 and 2010 was NT$373 million, NT$328 million and NT$379 million, respectively.

(4)
On February 15, 2005, the Hsinchu District Prosecutors Office conducted a search of UMC’s facilities. On February 18, 2005, UMC’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to HeJian Technology (Suzhou) Co., Ltd. (HeJian) did not involve any investment or technology transfer.

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

Immediately after UMC had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to UMC. The stockholders meeting dated June 13, 2005 resolved that to the extent permitted by law, UMC shall try to get the 15% of the outstanding shares offered by the holding company of HeJian as an asset of UMC. The holding company of HeJian offered 106 million shares of its outstanding common shares in return for UMC’s assistance. The holding company of HeJian has put all such shares in escrow. UMC was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of HeJian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, UMC may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the R.O.C. laws and regulations allow UMC to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, UMC’s stake in the holding company of HeJian will accumulate accordingly.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Company’s assistance to HeJian, the Company’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 100% owned by the Company, were indicted for violating the Business Entity Accounting Act and breach of trust under the Criminal Law by Hsinchu District Prosecutors Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of the Company’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as the Company’s directors and had not executed their duties as the Company’s Chairman and Vice Chairman.

In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; UMC would not be subject to indictment regarding this case. Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng were pronounced innocent of the charge by Hsinchu District Court on October 26, 2007. On November 15, 2007, Taiwan’s Hsinchu District Prosecutors Office filed an appeal. On December 31, 2008, Taiwan High Court rejected the prosecutor’s appeal and sustained Hsinchu District Court’s decision. On January 20, 2009, Taiwan High Prosecutors Office filed an appeal against Mr. Robert H.C. Tsao and Mr. John Hsuan with the Supreme Court. On December 3, 2009, the Supreme Court reversed the Taiwan High Court’s decision and remanded the case for new trial. On September 14, 2010, the Taiwan High Court found Mr. Robert H.C. Tsao and Mr. John Hsuan not guilty. The Prosecution Office of the Taiwan High Court did not appeal the ruling and the matter is considered closed.

On February 15, 2006, UMC was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as UMC believes it was illegally and improperly fined, UMC had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by UMC. UMC had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007. MOEA filed an appeal against UMC on August 10, 2007. On December 10, 2009, the Supreme Administrative Court reversed the Taipei High Administrative Court’s decision and remanded the case for new trial. On July 21, 2010, Taipei High Administrative Court ruled against UMC, and UMC appealed the ruling on August 23, 2010. The case is currently under the review of the Supreme Administrative Court.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(5)
The Company convened its 19th session, 10th term of its Board of Directors meeting on April 29, 2009. During the meeting, its board approved to propose the acquisition (the “Acquisition”) by UMC of the holding company of HeJian. The stockholders’ meeting of the Company on June 10, 2009 approved the Acquisition. However, an investment regulation governing foreigners’ holdings of Taiwanese securities, along with restrictions from the amended Operating Rules of the Taiwan Stock Exchange Corporation for issuing new shares to acquire foreign unlisted companies, precluded the issuance of common shares or ADR as payment options. Furthermore, HeJian’s stockholders did not agree to accept cash-only payments. As such, considering contractual timeliness and changes of the overall environment after signing the contract, the Board resolved at its Board of Directors meeting held on November 18, 2010 to terminate the Merger Agreement and sent out a termination notice in accordance with the Merger Agreement subsequent to the resolution. Going forward, UMC will continue seeking possible alternatives with HeJian’s stockholders and proceed with the acquisition in compliance with related rules and regulations.

29.	SIGNIFICANT DISASTER LOSS
None.
30.	SIGNIFICANT SUBSEQUENT EVENT

On April 1 2011, with the approval of each company’s board of directors, one of the Company’s equity investee, POWER LIGHT merged with UNITED LIGHTING, which is a subsidiary of the Company. The main business of both POWER LIGHT and UNITED LIGHTING is manufacturing and selling LED lighting and the Company expects to integrate group resources and improve operating performance through this merger. POWER LIGHT, the surviving company, was renamed UNITED LIGHTING OPTO-ELECTRONIC INC.. As the Company was still in the process of valuing related assets and liabilities, the adjustments would be recorded in 2011 based on the completion of the final evaluation. After the business combination, the Company’s ownership interest was approximately 55% of the new surviving company.

On March 14, 2011, MOS, one of the Company’s subsidiaries, filed for liquidation through a decision approved at its stockholders’ meeting. The Company owns 73.34% in MOS and its investment on December 31, 2010 was NT$298 million. The Company does not expect this transaction to have a material impact on the financial statements.

On March 16, 2011, the Company’s board of directors resolved to issue the 5th unsecured zero coupon euro convertible bonds for purchasing machinery and equipment with the amount of no more than US$500 million. The convertible bonds issuance will be subjected to the approval of Securities and Futures Bureau, Financial Supervisory Commission, Executive Yuan, R.O.C..

On March 16, 2011, the Company’s board of directors proposed an offer to the stockholders of Best Elite International Limited, which owns 100% of Infoshine, to purchase approximately 30% of their preferred shares for further integration of HeJian. Referring to the latest book value and market condition, Series A-1 holders would be offered around US$0.261931 per share, and Series B and B-1 stockholders would be offered around US$0.576248 per share. The acquisition amount would total approximately US$87 million, assuming that an equal amount of stockholders from each series accepts this offer.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
31.	RECLASSIFICATION
Certain comparative amounts have been reclassified to conform to the current year’s presentation.
32.	FINANCIAL INSTRUMENTS
(1)	Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, preferred stock, bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as notes receivable, accounts receivable, notes payable and accounts payable, which arise directly from its operations.

UMC also enters into derivative transactions, including interest rate swap agreements and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from UMC’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk

Cash flow interest rate risk

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
(2)	Information of financial instruments
a.	Fair value of financial instruments

	As of December 31,
	2009		2010
Financial Assets	Book Value	Fair Value	Book Value	Fair Value
	NT$’000	NT$’000	NT$’000	NT$’000

Non-derivative
Cash and cash equivalents	66,152,960	66,152,960	51,271,105	51,271,105
Financial assets at fair value through profit or loss	1,932,315	1,932,315	1,210,452	1,210,452
Receivables	17,490,054	17,490,054	19,555,557	19,555,557
Restricted assets	—	—	26,077	26,077
Available-for-sale financial assets	41,357,636	41,357,636	37,298,738	37,298,738
Financial assets measured at cost	7,628,523	—	7,651,864	—
Long-term investments accounted for under the equity method	12,168,942	11,643,258	9,193,239	8,959,237
Prepayment for long-term investments	322,290	—	—	—
Deposits-out	753,990	753,990	946,414	946,414

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2009		2010
Financial Assets	Book Value	Fair Value	Book Value	Fair Value
	NT$’000	NT$’000	NT$’000	NT$’000
Derivative
Interest rate swap agreements	88,410	88,410	—	—
Forward contracts	75,366	75,366	9,411	9,411

Financial Liabilities
Non-derivative
Short-term loans	128,682	128,682	4,124,115	4,124,115
Payables	19,605,034	19,605,034	30,906,920	30,906,920
Bonds payable (current portion included)	12,767,137	12,352,056	4,995,756	5,157,977
Long-term loans (current portion included)	800,000	800,000	7,509,823	7,509,823
Derivative
Derivatives embedded in exchangeable bonds	1,914,879	1,914,879	2,248,384	2,248,384
Forward contracts	—	—	6,553	6,553
b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:
i.
The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, receivables, restricted assets, short-term loans and payables.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

v.
Deposits-out is certificates of deposit collateralized at Customs or other institutions. The fair value of deposits-out is based on their carrying amount since the deposit periods are primarily within one year and renewed upon maturity.

vi.	The fair value of bonds payable is determined by the market price or other information.

vii.	The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types.

viii.
The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date or is determined by the other information.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
c.
The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
Non-derivative Financial Instruments	2009.12.31	2010.12.31	2009.12.31	2010.12.31
	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets
Financial assets at fair value through profit or loss	1,932,315	1,210,452	—	—
Available-for-sale financial assets	40,156,409	37,298,738	1,201,227	—
Long-term investments accounted for under the equity method	—	—	11,643,258	8,959,237
Financial liabilities
Short-term loans	—	—	128,682	4,124,115
Bonds payable (current portion included)	7,187,123	—	5,164,933	5,157,977
Long-term loans (current portion included)	—	—	800,000	7,509,823

Derivative Financial Instruments
Financial assets
Interest rate swap agreements	—	—	88,410	—
Forward contracts	—	—	75,366	9,411
Financial liabilities
Derivatives embedded in exchangeable bonds	—	—	1,914,879	2,248,384
Forward contracts	—	—	—	6,553
d.
For the years ended December 31, 2008, 2009 and 2010, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income were net losses of NT$143 million, NT$449 million and NT$139 million, respectively.

e.	UMC’s derivative financial assets with cash flow interest rate risk exposure were NT$88 million and nil as of December 31, 2009 and 2010, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
f.
During the years ended December 31, 2008, 2009 and 2010, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$686 million, NT$170 million and NT$143 million, respectively, while interest expenses for the years ended December 31, 2008, 2009 and 2010 were NT$109 million, NT$180 million and NT$352 million, respectively.

(3)
UMC entered into interest rate swap agreements and forward contracts for hedging the interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency.

UMC entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items, and these financial instruments were not held for trading purpose. The relevant information on the derivative financial instruments entered into by UMC is as follows:

a.
UMC utilized interest rate swap agreements to hedge its interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements were the same as those of the domestic bonds, which were five and seven years. The floating rate was reset annually. The above mentioned five-year and seven-year interest rate swap agreements matured on June 2008 and 2010, respectively.

As of December 2009, UMC had the following interest rate swap agreements outstanding:

As of December 31, 2009

		Interest Rate	Interest Rate
Notional Amount	Contract Period	Received	Paid
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%
b.	The details of forward contracts entered into by UMC are summarized as follows:

As of December 31, 2009

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 267 million	November 16, 2009 to January 26, 2010
As of December 31, 2010

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 26 million	December 20, 2010 to January 27, 2011

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
c.	Transaction risk
(a)	Credit risk

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

As of December 31, 2009 and 2010, UMC’s interest rate swap agreements were classified as financial assets at fair value through profit or loss amounted to NT$88 million and nil, respectively. A related valuation gain (loss) of NT$174 million, NT$(25) million and NT$0.2 million were recorded under non-operating income and expenses for the years ended December 31, 2008, 2009 and 2010, respectively.

As of December 31, 2009 and 2010, the forward contracts were classified as financial assets at fair value through profit or loss amounted to NT$75 million and NT$9 million, respectively, while the forward contracts were classified as financial liabilities at fair value through profit or loss amounted to nil and NT$7 million, respectively. And for the changes in valuation, gains (losses) of NT$(317) million, NT$163 million and NT$194 million were recorded under non-operating income for the years ended December 31, 2008, 2009 and 2010, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(4)
On June 7, 2010, UMC acquired 59 thousand shares of UMC JAPAN from minority stockholders for approximately JPY 735 million. In accordance with R.O.C. SFAS 25, the fair value of the acquired identifiable net assets in excess of the purchase price was allocated proportionately to UMC JAPAN’s noncurrent assets. After those noncurrent assets acquired were reduced to zero, UMC recognized the remaining excess as an extraordinary gain of NT$82 million.

(5)
The Company uses the equity method to account for its investments in UNITED LED CORPORATION HONG KONG LIMITED and SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD., jointly controlled entities, since June 1, 2010 and July 6, 2010, respectively. The summarized financial information which the Company recognized is as follows:

Items	As of December 31, 2010
NT$’000
Current assets	207,895
Noncurrent assets	473,221
Current liabilities	216,250
Long-term liabilities	253,585

Items	For the year ended December 31, 2010
NT$’000
Revenues	23,038
Expenses	44,361
(6)
The Company acquired controlling interests in MOS, TOPCELL and NEXPOWER through acquiring newly issued shares in February 2010, March 2010 and November 2010, respectively, and consolidated the income/earnings and expenses/losses of these three subsidiaries from the respective acquisition dates. Cash paid for acquisition and cash balance of subsidiaries acquired were as follows:

For the year ended
Items	December 31, 2010
NT$’000
Cash paid for acquisition of subsidiaries	4,348,690
Add: Cash received from minority stockholders for acquiring newly issued shares	1,396,310
Less: Prepayment for long-term investments	(371,310)
Less: Cash balance of subsidiaries	(7,232,876)

Net cash received from acquisition of subsidiaries	(1,859,186)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(7)
The functional currency of UMC and some of its subsidiaries is New Taiwan Dollar, while other subsidiaries have functional currencies in US Dollar, Japanese Yen or Chinese RMB. The exchange rates used to translate assets and liabilities denominated in foreign currencies are disclosed as follows:

	As of December 31, 2009			As of December 31, 2010
	Foreign			Foreign
	Currency	Exchange	NTD	Currency	Exchange	NTD
	(thousand)	Rate	(thousand)	(thousand)	Rate	(thousand)
Financial Assets
Monetary items
USD	$926,453	31.93	$29,581,612	$1,019,599	29.04	$29,610,971
JPY	21,091,404	0.35	7,280,754	23,849,754	0.36	8,484,568
EUR	1,123	45.93	51,576	32,220	38.66	1,245,710
SGD	30,648	22.79	698,475	48,602	22.59	1,097,930
CNY	—	—	—	64,473	4.38	282,291

Non-Monetary items
USD	8,857	31.93	282,789	42,223	29.03	1,225,740
CHF	1,106	30.95	34,231	3,080	31.01	95,511

Long-term investments accounted for under the equity method
USD	124,370	31.90	3,968,018	135,689	29.00	3,935,272
SGD	11,010	22.61	248,901	10,409	22.55	234,732
CNY	—	—	—	72,663	4.33	314,338

Joint controlled entities
USD	—	—	—	7,229	28.81	208,260
CNY	—	—	—	689	4.39	3,022

Financial Liabilities
Monetary items
USD	542,147	32.03	17,364,955	738,856	29.13	21,523,131
JPY	4,563,544	0.35	1,594,046	9,976,591	0.36	3,584,958
EUR	2,209	46.32	102,316	22,471	39.02	876,797
SGD	22,530	22.97	517,505	25,127	22.77	572,136
CNY	—	—	—	5,534	4.39	24,302

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
33.	SEGMENT INFORMATION
(1)	Operations in different industries

Due to acquisitions and investments in 2010, the Company now has two operating segments. The Company’s semiconductor fabrication operating segment’s revenue, profit and identifiable assets as of and for the year ended December 31, 2010 are more than 98% of the Company’s consolidated totals while the other operating segment represents less than 2% of the Company’s consolidated revenue, profit or loss and identifiable assets and does not meet the quantitative threshold for disclosure.

(2)	Operations in different geographic areas

The geographic region to which revenue is assigned is based on the location of the Company or its subsidiaries to which revenue earned from external customers is attributable.

	For the year ended December 31,
	2008		2009		2010
	Net		Net		Net
	operating	Long-lived	operating	Long-lived	operating	Long-lived
	revenues	assets	revenues	assets	revenues	assets
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000

Taiwan	28,871,703	61,364,804	34,893,626	51,684,058	47,418,808	98,349,844
Asia, excluding Taiwan	4,903,801	48,193,900	9,690,051	38,952,619	19,167,739	35,800,844
North America	53,640,645	13,787	45,894,083	7,680	59,854,997	4,346
Europe	9,397,397	2,843	912,005	1,204	—	1,684

	96,813,546	109,575,334	91,389,765	90,645,561	126,441,544	134,156,718

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
34.	U.S. GAAP RECONCILIATION

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the Republic of China (R.O.C. GAAP), which differ in certain material respects from generally accepted accounting principles in the United States (U.S. GAAP). Such differences are disclosed below.

(1)	Compensation

Employee bonus

Pursuant to the Company’s Articles of Incorporation (AOI), certain employees of the Company are entitled to minimum bonus when certain objectively determinable financial criteria are met as at the year-end. The Company’s AOI specifies that employee bonus can be settled in the form of cash or common shares or a combination of both, subject to stockholders’ approval at the annual stockholder’s meeting in the subsequent year. Under both R.O.C. and U.S. GAAP, employee bonus is charged to compensation expense and accrued based on management’s estimate. The employee bonus is initially accrued as at the year-end based on management’s estimate according to AOI with adjustment in the subsequent year after stockholders’ approval. Compensation expense relating to stock bonus is determined based on the fair market value of the Company’s common stock on the grant date. According to the R.O.C. ARDF Interpretation 96-052, “Accounting for Employee Bonus and Remunerations to Directors and Supervisors”, compensation expense relating to stock bonus is determined based on the fair value of the Company’s common stock at the date before the stockholders’ meeting. Under U.S. GAAP, compensation expense relating to stock bonus is measured at the fair market value on the date of stock distribution.

Employee stock options

Under R.O.C. GAAP, for stock options granted prior to January 1, 2008, the Company applied the intrinsic value method to recognize the difference between the market price of the stock at grant date and the exercise price of its employee stock options as compensation expense. For stock options granted on or after January 1, 2008, the Company adopted R.O.C. SFAS 39 to recognize compensation cost using the fair value method which is consistent with U.S. GAAP. The Company amortized share-based compensation expense over the vesting period based on the grant-date fair value. The fair value of liability awards is remeasured at each reporting date with fair value changes charged to compensation expenses accordingly. Compensation expense is recognized on a graded-vesting basis over the requisite service period of the options.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

On September 11, 2002, October 8, 2003, September 30, 2004, December 22, 2005, October 9, 2007 and May 12, 2009, the Company issued employee stock options. The total number of options approved under these six series was 2.65 billion units, with each unit entitling the optionee to subscribe for 1 share of the Company’s common stock. The exercise price of options was set at the closing price of the Company’s common stock on the date of grant. The Company will issue new shares upon exercise of employee stock options. The contractual life of the options is 6 years. Employees may exercise up to 50% of the options after 2 years, up to 75% after 3 years, and up to 100% after 4 years. The terms of the first four series were modified to reflect the impact of the capital reduction in 2007, that each unit of option is entitled to subscribe for about 0.7 share of the Company’s common stock and the exercise price increased accordingly. The Company did not have any incremental compensation costs associated with this modification. As of December 31, 2010, the total number of option units outstanding was 753 million units and exercise price ranged from NT$10.40 to NT$29.47.

No stock options were granted in 2008 and 2010. The assumptions used in the Black-Scholes option-pricing model for options granted for the year ended 2009 are as follows: expected dividend yields of 1.98%; volatility factors of the expected market price of UMC’s common stock of 40.63%; risk-free interest rate of 1.01%; and expected life of the option of 3.16 ~ 5.03 years. As of December 31, 2010, the weighted-average remaining contractual life of outstanding options, fully vested and expected to vest options, and exercisable options was 3.3 years, 3.23 years and 2.51 years, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A summary of employee stock options activities as of December 31, 2010 and changes during the year then ended is presented below:

	For the year ended December 31, 2010
		Available shares	Weighted-average
		(adjusted for capital	Exercise Price per
	Number of options	reduction)	share as adjusted
	(In thousands)	(In thousands)	NT$	US$
Outstanding at beginning of period	861,771	809,566	16.59	0.57
Granted	—	—	—	—
Exercised	(141)	(141)	18.03	0.62
Forfeited	(61,477)	(57,466)	16.42	0.56
Expired	(47,453)	(33,083)	28.56	0.98

Outstanding at end of period	752,700	718,876	16.05	0.55

Fully vested and expected to vest at end of period	709,192	675,876	16.38	0.56

Exercisable at end of period	385,101	351,785	19.78	0.68

The weighted-average grant-date fair value of options granted during 2008, 2009, and 2010 was nil, NT$2.8 and nil, respectively. There were no options exercised in 2008 and 2009. The total intrinsic value of the options exercised during 2010 was nil. The total fair value of options vested during 2008, 2009 and 2010 was NT$427 million, NT$1,278 million and NT$574 million, respectively. Aggregate intrinsic value of outstanding options, fully vested and expected to vest options, and exercisable options at December 31, 2010 are NT$1,583 million, NT$1,337 million, and nil, respectively. As of December 31, 2010, unrecognized compensation expenses related to nonvested options granted under the employee stock options plan totaled NT$383 million. The weighted-average period of expense expected to be recognized is 2.01 years.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under US GAAP, the total share-based compensation effects in income and capitalization as part of inventory relating to employee stock options and treasury stock purchased by employees are summarized as follows:

	For the year ended December 31,
	2008	2009	2010
	NT$’000	NT$’000	NT$’000

Net effects in income	(895,191)	(978,077)	(1,006,152)

Net effects on inventory capitalization	62,806	64,415	64,177

The following tables reflect the above noted differences between U.S. GAAP and R.O.C. GAAP relating to compensations:

	For the year ended December 31,
	2008	2009	2010
	NT$’000	NT$’000	NT$’000

Net income impact of compensation adjustments:

Adjustment for final award	(979,016)	—	—

Total employee bonus	(979,016)	—	—

Employee stock options	(912,888)	(804,065)	(363,953)

Allocation to inventories, net of prior period allocations to inventories which are sold in current period	(33,104)	1,609	(32,898)

Total U.S. GAAP adjustment to net income relating to compensation	(1,925,008)	(802,456)	(396,851)

	As of December 31,
	2009	2010
	NT$’000	NT$’000

Stockholders’ equity impact of compensation adjustments:
Employee stock options	64,415	31,517

Total U.S. GAAP adjustment to stockholders’ equity relating to compensation	64,415	31,517

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(2)	Equity Investees — Variance between U.S. GAAP and R.O.C. GAAP

The Company’s proportionate share of the income (loss) and stockholders’ equity from an equity investee under R.O.C. GAAP may differ from U.S. GAAP if the equity investee’s net income (loss) and stockholders’ equity are different under the two GAAPs. Those differences for the equity investees include accounting for compensation, income tax and investments in debt and equity securities.

(3)	Investments in Debt and Equity Securities

(a) Change in fair value of investments

Unrealized gains (losses) on trading securities held at December 31, 2008, 2009 and 2010 were NT$(3,110) million, NT$91 million and NT$(590) million, respectively.

When the Company loses its significant influence on an investment accounted for under the equity method and reclassifies it as an available-for-sale security, the proportionate share of an investee’s equity adjustments for other comprehensive income should remain as a part of the carrying amount of the investment under R.O.C. GAAP and the dividends received from the available-for-sale security which were declared from pre-acquisition profits are deducted from the cost of the security. However, under U.S. GAAP, the proportionate share of an investee’s equity adjustments for other comprehensive income should be offset against the carrying amount of the investment at the time significant influence is lost, and the dividends received from the available-for-sale security are accounted for as dividend income. Accordingly, the accumulated other comprehensive income related to the unrealized gains on available-for-sale securities as of December 31, 2008, 2009 and 2010 were decreased by NT$1,038 million, NT$975 million and NT$975 million, respectively. The difference in cost basis resulted in an adjustment to increase (decrease) disposal gain of NT$16 million, NT$(97) million and NT$(1) million for the year ended December 31, 2008, 2009 and 2010, respectively, under U.S. GAAP for the disposal of these investments.

Prior to 2006, certain available-for-sale investments under U.S. GAAP were accounted as equity method investments under R.O.C. GAAP. The differences in the application of equity method led to different current cost basis under R.O.C. GAAP and U.S. GAAP and resulted in an adjustment to increase accumulated other comprehensive income related to unrealized losses on available-for-sale securities of NT$2,090 million as of December 31, 2008, 2009 and 2010.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Information on sales of available-for-sale equity securities for the years ended December 31, 2008, 2009 and 2010 is as follows:

	Proceeds from	Gross realized	Gross realized
	sales	gains	losses
	NT$’000	NT$’000	NT$’000
For the year ended December 31, 2008	4,270,983	2,983,484	129,539
For the year ended December 31, 2009	2,793,590	1,767,765	—
For the year ended December 31, 2010	3,694,372	1,959,472	—
Information on available-for-sale equity securities, including depositary receipts and funds, still held at each balance sheet date is as follows:

		Total	Total	Net
		unrealized	unrealized	unrealized	Adjusted
	Fair Value	gains	losses	gains	Cost
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
As of December 31, 2008	16,283,917	4,483,928	3,730,656	753,272	15,530,645
As of December 31, 2009	41,357,636	26,801,606	81,156	26,720,450	14,637,186
As of December 31, 2010	37,298,738	23,853,204	45,951	23,807,253	13,491,485

The Company had investments with gross unrealized losses of NT$81 million and NT$46 million as of December 31, 2009 and 2010, respectively, on available-for-sale equity securities with fair value of NT$456 million and NT$190 million as of December 31, 2009 and 2010, respectively. This includes gross unrealized losses related to individual securities of NT$48 million and nil for the years ended December 31, 2009 and 2010, respectively, with fair value of NT$227 million and nil as of December 31, 2009 and 2010, respectively, that had been in a continuous loss position for 12 months or more. The individual securities that were in continuous loss position for more than 12 months at December 31, 2009 subsequently recovered in 2010. For the years ended December 31, 2008, 2009 and 2010, NT$(4,114) million, NT$1,769 million and NT$1,959 million, respectively, were reclassified from other comprehensive income to the consolidated statements of income upon the disposal or impairment of available-for-sale securities. Such amounts were determined by average cost method. The Company did not transfer any available-for-sale securities to trading securities for the years ended December 31, 2008, 2009 and 2010.

(b) Impairment of investments in securities

Under R.O.C. GAAP, for long-term investments over which the Company does not have the ability to exercise significant influence or control, unrealized losses would be reported on the consolidated statements of income if evidence indicates that the value of an investment has been impaired and is unlikely to recover in the future. Nevertheless, R.O.C. GAAP does not provide additional definition or guidance on how to assess the likelihood of future recovery. Under U.S. GAAP, for individual securities classified as either available-for-sale or held-to-maturity, the Company determines whether a decline in fair value below cost is other than temporary pursuant to guidance from ASC 320-10-35, Investments—Debt and Equity Securities. In general, a decline in market value below cost for a continuous period of six months is considered to be other than temporary unless there is persuasive evidence to the contrary. When determining the impairment or other-than-

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

temporary decline, the Company considers, among other factors, all available information concerning the future prospects of investments including the investees’ financial statements, analyst reports and industry specific publications, and observes whether there are significant adverse changes in the general market condition where the investees operate, significant deteriorations in their earnings performance, any significant going concerns issues and subsequent market fluctuation and recovery. The Company also considers its ability and intention to hold these investments for a reasonable period of time that will be sufficient to allow for any anticipated recovery in the security’s market value. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value with a charge against earnings. Accordingly, the impairment losses of certain investments recorded under R.O.C. GAAP were reconciled to increase (decrease) net income by NT$1,415 million, nil and NT$(19) million for the years ended December 31, 2008, 2009 and 2010, respectively, because the different cost recognized under R.O.C. GAAP and U.S. GAAP.

(c) Adjustments due to change in ownership of investees

When an investee issues additional shares and the Company subscribes for these shares at a percentage higher or lower than its current ownership percentage in the investee, when the employees of the Company’s subsidiaries or equity investees exercise their stock options, or when the convertible bondholders of the Company’s subsidiaries or equity investees exercise their conversion rights, the Company’s ownership interest in such subsidiary or equity investee may change. Under R.O.C. GAAP, the change in the Company’s proportionate share in the net assets of its investee resulting from the issuance of additional shares of the investee’s stock, at the rate not proportionate to its existing equity ownership in such investee, is recorded to the additional paid-in capital and long-term investments account. Under U.S. GAAP, prior to January 1, 2009, a dilution of ownership interest is recognized as a gain or loss in the consolidated statements of income. On the other hand, the increase in ownership interest is treated as a purchase of additional shares and the difference between the total cost of the investment and the proportionate share of the fair value of net assets is allocated to goodwill. Effective January 1, 2009, pursuant to ASC 810-10-45, Noncontrolling Interests in a Subsidiary, a change in the Company’s ownership interest that does not result in a change of control shall be accounted for as equity transactions. In December 2009 and May 2010, the Company acquired additional ownership interests in one of its subsidiaries. Under R.O.C. GAAP, the acquisition was accounted for using the purchase method of accounting, and after reducing the book values of those non-current assets acquired of NT$1,752 million and NT$226 million for the year ended December 31, 2009 and 2010, respectively, to zero, the Company recognized an extraordinary gain of NT$649 million and NT$68 million for the year ended December 31, 2009 and 2010, respectively, as the fair value of the net assets acquired exceeds their cost. However, under U.S. GAAP, the acquisition was accounted for as an equity transaction. The difference between the fair value of the consideration paid and the book value of the noncontrolling interests is adjusted against stockholders’ equity. As such, the Company reversed the extraordinary gain and the write-down of non-current assets recognized under R.O.C. GAAP, and recorded additional paid-in capital of NT$2,497 million and NT$310 million as of December 31, 2009 and 2010, respectively, under U.S. GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2010, a non-affiliated company invested NT$259 million for newly issued shares of one of the Company’s consolidated entities, which reduced the Company’s ownership interest from 100% to 50%. Due to this transaction, the Company jointly controlled the entity and accounted for the entity as a joint venture. Under R.O.C. GAAP, the reduction of equity interest is adjusted against additional paid-in capital. However, under U.S. GAAP, the Company accounted for the deconsolidation of a subsidiary and fair value remeasurement of the remaining holding interests by recognizing a gain or loss in net income attributable to the Company. Accordingly, the Company recognized an additional NT$5 million net loss for the year ended December 31, 2010 under U.S. GAAP.

(d) Fair value measurement

ASC 820-10, Fair Value Measurements and Disclosures, defines fair value, provides a framework for measuring fair value under current standards in U.S. GAAP, and requires additional disclosure about fair value measurements. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Each level of inputs used are described as following:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and valuations with inputs which are observable for substantially the full term of the asset or liability. The Company’s derivative financial instruments — forward contracts are classified as assets and liabilities carried at fair value through profit or loss. The fair values are determined by using the market-based observable inputs including the expected interest forward rate, expected volatility in interest rates, spot exchange rate and swap point. On December 2, 2009, the Company issued exchangeable bonds which contain a compound derivative instrument, comprising of the exchange option with a fixed foreign exchange rate feature and a call option. The compound derivative instrument is classified as liabilities carried at fair value through profit or loss. The derivatives are fair valued by using the option pricing model. The valuation model uses the market-based observable inputs including share price, volatility, credit spread, and swap rates. In 2010, few of the Company’s private equity instruments classified as financial assets measured at cost, noncurrent, were impaired. The fair value of these assets was determined based on the transaction price of their newly issued shares, which the Company considered to be quoted prices in a market that was not active and was supported by valuation analyses using a market approach.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Level 3 inputs are unobservable inputs that are significant to the fair value of the asset or liability. In 2010, one of the Company’s long-term investment accounted for under equity method was impaired. Due to the absence of quoted market price, the fair value measurement of the non-publicly traded equity instruments was determined using the discounted cash flow model, considering the investee’s current and future expected operating performance, industry trends, and competitive advantages.

The following table summarizes the assets and liabilities measured at fair value on a recurring basis at December 31, 2010:

		Fair value measurements at reporting
		date using
Items	Fair Value	Level 1	Level 2	Level 3
	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets at fair value through profit or loss, current	1,139,943	1,130,532	9,411	—
Financial assets at fair value through profit or loss, noncurrent	79,920	79,920	—	—
Available-for-sale financial assets, current	7,044,673	7,044,673	—	—
Available-for-sale financial assets, noncurrent	30,254,065	30,254,065	—	—
Financial liabilities at fair value through profit or loss, current	2,254,937	—	2,254,937	—
The following table summarizes the assets measured at fair value on a nonrecurring basis for the year ended December 31, 2010:

		Fair value measurements during
		reporting period using
Items	Fair Value	Level 1	Level 2	Level 3	Total Losses
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets measured at cost, noncurrent	67,695	—	67,695	—	(93,077)
Long-term investments accounted for under the equity method	41,581	—	—	41,581	(39,846)

Financial assets measured at cost and long-term investments accounted for under the equity method with a total carrying amount of NT$242 million were written down to their fair value, NT$109 million, resulting in an NT$133 million impairment charges, included in earnings for the period.

(4)	Goodwill and Business Combinations

Under R.O.C. GAAP, the fair value of the net assets received is deemed to be the value of the consideration for the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits in January 2000. The acquisition cost of the merger with SiSMC was determined using the market price of the shares exchanged by the Company. Under U.S. GAAP, before applying ASC 805, Business Combinations, it requires that the securities exchanged be valued based on the market prices a few days before and after the date when the terms of the acquisition are agreed to and announced. The acquisition was accounted for using the acquisition method of accounting and the purchase price was determined using the market value of the shares exchanged. The difference between the fair value of the shares exchanged and the fair value of the net assets acquired created goodwill.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under R.O.C. GAAP, in accordance with an amendment to R.O.C. SFAS 25 and R.O.C. SFAS 35, goodwill ceased to be amortized and is subject to annual impairment tests or whenever events and circumstances change indicating goodwill may be impaired. Our assessment of impairment includes identifying the goodwill-allocated cash generating unit (CGU), determining the recoverable amount of CGU by using a discounted cash flow analysis, and ultimately comparing the recoverable amount with the carrying amount of CGU including goodwill. If the CGU’s carrying amount is greater than its recoverable amount, an impairment loss is recognized. The impairment of goodwill cannot be reversed.

Under U.S. GAAP, in accordance with ASC 805-30-30, Goodwill or Gain from Bargain Purchase, Including Considerations Transferred, and ASC 350-20-35, Intangibles—Goodwill and Other, goodwill ceased to be amortized and is subject to an annual impairment test or more frequently when events and circumstances indicate a possible impairment may exist. The fair value of the reporting unit is allocated to individual assets and liabilities to derive the fair value of the goodwill assigned to the reporting unit. If the carrying value of the goodwill is greater than its derived fair value, it is written down to its fair value with an impairment loss reported on the consolidated statements of income. Impairment of goodwill cannot be subsequently reversed.

On November 30, 2010, the Company acquired additional stocks issued by NEXPOWER, which increased the Company’s ownership interest from 45.79% to 57.67%. The Company obtained control over NEXPOWER and the results of NEXPOWER’s operations have been included in the consolidated financial statements since that date. As a result of the acquisition, the Company expects to achieve the integration of the Company’s overall resources.

Under R.O.C. GAAP, the change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts. However, under U.S. GAAP, this acquisition is regarded as a business combination. The sum of the fair value of the consideration transferred, non-controlling interests and equity interest previously held by the acquirer exceeding the fair value of identifiable net assets is recorded as goodwill. The fair value of consideration transferred, non-controlling interests and equity interest previously held by the acquirer were determined based on the price of newly issued shares, which was supported by valuation analysis using market approach. The fair value of consideration transferred was NT$3,500 million, paid in cash, and the fair value of noncontrolling interests was NT$5,128 million.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

As of November 30, 2010	NT$ million
Cash	5,853
Receivables	938
Inventories	1,133
Property, plant and equipment	9,403
Other assets	144

Total identifiable assets acquired	17,471

Current liabilities	1,433
Non-current liabilities	5,422

Total liabilities assumed	6,855

Net identifiable assets acquired	10,616
Goodwill	1,499

Net assets acquired	12,115

The goodwill recognized is attributable primarily to expected consolidation synergies of NEXPOWER, and none of the goodwill is expected to be deductible for income tax purposes. As of December 31, 2010, there were no changes in the recognized amounts of goodwill resulting from the acquisition of NEXPOWER.

Prior to the acquisition date, the Company accounted for its 45.79% interest in NEXPOWER as an equity-method investment. The acquisition-date fair value of the previous equity interest was NT$3,487 million and the Company recognized a gain of NT$443 million as a result of remeasuring its equity interest previously held in NEXPOWER before the business combination.

The amounts of revenue and losses of NEXPOWER included in the Company’s consolidated income statement from the acquisition date to the period ending December 31 2010 are NT$590 million and NT$(75) million, respectively.

The following represents the pro forma consolidated income statement as if NEXPOWER had been included in the consolidated results of the Company for entire years ending December 31, 2009 and 2010:

	For the year ended December 31,
	2009	2010
	NT$ million	NT$ million
Revenue	92,152	129,440
Earnings	2,478	23,550

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(5)	Earnings per Share (EPS)

Under R.O.C. GAAP, basic earnings per share are calculated by dividing net income attributable to common stockholders by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income was also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted average shares outstanding are adjusted retroactively for stock dividends issued and capitalization of additional paid-in capital. Anti-dilutive effects are not included in the dilutive EPS calculation. The shares distributed for employee bonus are treated as outstanding as of their grant date in the calculation of basic earnings per share. For employee bonus that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.

Under U.S. GAAP, basic earnings per share are calculated by dividing net income attributable to common stockholders by the weighted average number of shares outstanding during the year. The shares distributed for employee bonus are included in the computation of basic earnings per share from the grant date. The reciprocal shareholdings held by equity investees are also deducted from the computation of weighted-average number of shares outstanding. Diluted earnings per share are calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income attributable to common stockholders would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. For employee bonus that may be distributed in shares, the number of shares to be distributed is not taken into consideration until they are granted or the stockholders’ approval is obtained. Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted EPS by application of treasury stock method. The “assumed proceeds” include the exercise price of the options, any tax benefits that will be credited on exercise to additional paid-in capital, and the average measured but unrecognized compensation expense during the period. Accordingly, the Company reversed the dilutive adjustment under R.O.C. GAAP and calculated the dilutive effect of outstanding employee options by applying treasury stock method under U.S. GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The reconciliation of the numerators and denominators used in computing the basic and diluted earnings per share under U.S. GAAP are as below:

	For the year Ended December 31, 2010
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
	In thousands	In thousands	In dollar NT$
Net Income attributable to the Company	23,616,120	—	—

Basic EPS
Income available to common stockholders	23,616,120	12,335,428	1.91

Effect of dilutive securities
Employee stock options	—	63,658	—

Diluted EPS
Income attributable to common stockholders including assumed conversions	23,616,120	12,399,086	1.90
As of December 31, 2010, there were 484,340 thousand issued and outstanding stock options which were not included in the computation of diluted earnings per share due to their antidilutive effect.

	For the year Ended December 31, 2009
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

(6)	Treasury Stock and related Disposal

Some of the Company’s subsidiaries and investees also hold the Company’s stocks as investments. Under R.O.C. GAAP, reciprocal shareholdings held by subsidiaries, but not equity investees, are recorded as treasury stocks on the Company’s books. Under U.S. GAAP, however, reciprocal shareholdings, whether being held by subsidiaries or equity investees, are recorded as treasury stocks on the Company’s books. Therefore, as of December 31, 2009 and 2010, the Company recognized treasury stocks of NT$2,092 million for reciprocal shareholdings held by equity-method investees. The Company also reversed accumulated other comprehensive income related to unrealized gains of nil, NT$1,573 million and NT$1,428 million for the years ended December 31, 2008, 2009 and 2010, respectively, and eliminated investment gains (losses) of NT$(8,817) million, nil and NT$81 million for the years ended December 31, 2008, 2009 and 2010, respectively.

(7)	Stock Dividends

Under R.O.C. GAAP, the stock dividends are recorded at par value and charged to retained earnings. Under U.S. GAAP, if the ratio of distribution is less than 25 percent of the same kind of outstanding shares, the fair value of the shares issued should be charged to retained earnings. Since no stock dividends were issued during 2009 and 2010, the cumulative effect of reconciling stock dividends decreased retained earnings and increased additional paid-in capital remains the same as of December 31, 2009 and 2010 by approximately NT$291,285 million.

(8)	Reclassification of Time Deposits

Under R.O.C. GAAP, cash and cash equivalents include time deposits. Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less. Thus, time deposits with original maturities of more than three months are classified as cash equivalents under R.O.C. GAAP but should be included in marketable securities under U.S. GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(9)	Pension

Under R.O.C. GAAP, R.O.C. SFAS 18 requires a minimum pension liability to be measured as the excess of accumulated benefit obligation over the fair value of the plan assets, and allows the unrecognized items, including prior service costs and credits, gains or losses, and transition obligations or assets, to be reported in disclosure shown as a plan’s funded status.

Under U.S. GAAP, ASC 715-30, Defined Benefit Plans—Pension, requires an employer to recognize an asset for a plan’s overfunded status or a liability for a plan’s underfunded status with an offsetting adjustment to accumulated other comprehensive income (AOCI).

The amounts related to pensions recognized in AOCI, net of tax, excluding amounts related to equity-method investees, are shown as below:

	As of December 31, 2010
		Prior	Transition
	Net gain/(loss)	service cost	obligation
	NT$’000	NT$’000	NT$’000
The amounts arose during the period	(689,411)	57,119	—

The amounts reclassified as components of net periodic benefit cost	12,131	(5,193)	28,169
The amounts recognized in AOCI as of December 31, 2010	(572,482)	51,926	—
The amounts expected to be recognized as components of net periodic benefit cost during 2011	(7,478)	3,093	—
(10)	Tax Effect of U.S. GAAP Adjustments

Under U.S. GAAP, the income tax expense was NT$896 million, NT$641 million and NT$1,624 million for the years ended December 31, 2008, 2009 and 2010, respectively. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C.. Under R.O.C. GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time stockholders resolve that its earnings shall be retained. Under U.S. GAAP, 10% income tax impact is provided in the period the income is earned, assuming that no earnings are distributed. Any reduction in the liability will be recognized when the income is distributed upon the stockholders’ approval in the subsequent year. Tax on undistributed earnings may be offset by the Company’s available tax credits carried forward, where applicable. As such, the incremental tax accrued on undistributed earnings may be offset by a corresponding reduction in valuation allowance, where applicable. In 2008, 2009 and 2010, the Company accrued nil, NT$307 million and NT$2,156 million, respectively, for 10% tax on undistributed earnings in Taiwan under U.S. GAAP. The additional tax expense was offset by a corresponding reduction in the valuation allowance under U.S. GAAP. Further, in 2008, 2009 and 2010, certain subsidiaries incurred NT$(91) million, NT$(14) million and NT$10 million of tax on undistributed earnings in Taiwan for which no tax credits were available for offset, and the income tax expense was recognized accordingly.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2010, the Company reported valuation allowance NT$7,501 million to reduce deferred tax assets to an amount that is more likely than not realizable, representing a decrease of NT$4,636 million from the prior year. The majority of the R.O.C. GAAP to U.S. GAAP reconciliation adjustments are permanent in nature with no incremental impact on income taxes under U.S. GAAP as a result of corresponding valuation allowances.

Under U.S. GAAP, the Company adopted the provisions regarding uncertainty in income tax positions prescribed in ASC 740-10, Income Taxes. ASC 740-10 clarifies that tax position are measured based on the maximum amount that is more likely than not to be realized. Tax positions that are not at least more likely than not to be sustained on their technical merits are not recognized. Unlike ASC 740-10, R.O.C. SFAS 22 contained no guidance on uniform criteria for an enterprise to recognize and measure potential tax benefits associated with uncertain tax positions.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2009	2010
	NT$	NT$
	(In millions)
Balance at January 1,	58	60
Additions based on tax positions taken during the current year	14	—
Reductions related to settlements with taxing authorities	(39)	—
Additions for tax positions of prior years	27	22

Balance at December 31,	60	82

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

The Company reports interest and penalties relating to unrecognized tax benefits as interest expenses and other expenses, respectively. As of December 31, 2009 and 2010, no interest or penalties were accrued.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2010, tax years of 2008-2010 are open to Tax Authority’s examination in Taiwan, while in other foreign jurisdictions, years 2005-2010 are open to relevant Tax Authority’s examination.

(11)	Gross Profit and Operating Income

Under R.O.C. GAAP, gains and losses from disposal of property, plant and equipment, gains and losses from foreign currency exchange, and impairment losses of long-lived assets, are presented as non-operating income or expenses in the consolidated statement of income. Under U.S. GAAP, these non-operating income or expenses would be reclassified to be included in the determination of operating income.

(12)	Inventory

Under U.S. GAAP, the allocation of fixed production overhead to inventory is based on the normal capacity of the production facilities. Unallocated overheads are recognized as an expense in the period in which they are incurred. Other items such as abnormal freight, handling costs and amounts of wasted materials are treated as current period charges rather than as a portion of the inventory cost pursuant to ASC 330, Inventory. Before the adoption of R.O.C. SFAS 10 on January 1, 2009, R.O.C. GAAP did not provide definite guidance for such abnormal items and the use of normal capacity was not mandatory. Accordingly, the Company recognized an adjustment to the cost of goods sold of NT$362 million for the year ended December 31, 2008. As R.O.C. SFAS 10 and ASC 330 are essentially the same, the inventory difference from 2008 reversed in 2009 when the associated inventory was sold, and there would be no further adjustments from January 1, 2010.

Under R.O.C. GAAP the write down of inventory for the lower of cost or net realizable value may be reversed in subsequent periods if market conditions improve. Under U.S. GAAP, the write down to lower of cost or market creates a new cost basis that subsequently cannot be marked up. Upon the sale of the related inventory, the difference between these two GAAPs is resolved. During the years ended December 31, 2008, 2009 and 2010, there was no material difference between cost of sales under R.O.C. GAAP and U.S. GAAP as a result of this GAAP difference.

(13)	Quasi reorganization

In June 2009, the Company and one of its equity-method investees reduced its additional paid-in-capital by NT$7,037 million and NT$8,134 million, respectively, to eliminate the accumulated deficit in the preceding years without revaluing the assets of the Company under R.O.C. GAAP. Since all conditions necessary under the U.S. GAAP quasi reorganization rules were not met, the Company reversed the deficit reclassification under U.S. GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Reconciliation of Consolidated Net Income (Loss)

	For the year ended December 31,
	2008	2009	2010
	NT$’000	NT$’000	NT$’000	US$’000

Net income (loss) attributable to the Company, R.O.C. GAAP	(22,320,075)	3,874,028	23,898,905	820,141
Compensation	(1,925,008)	(802,456)	(396,851)	(13,619)
Equity investees	(80,182)	(32,247)	(40,759)	(1,399)
Investments in debt and equity securities
Change in fair value of investments in securities	15,913	(96,591)	(786)	(27)
Impairment of investments in securities	1,415,330	—	—	—
Adjustments due to change in ownership of investees	54,838	(732,643)	(233,761)	(8,021)
Goodwill and Business Combinations	(14,571,104)	—	469,896	16,125
Treasury stock and related disposal	8,817,085	—	(80,524)	(2,763)
Inventory	(361,897)	361,897	—	—

Net income (loss) attributable to the Company, U.S. GAAP	(28,955,100)	2,571,988	23,616,120	810,437
Add: Net loss attributable to noncontrolling interests, U.S. GAAP	(676,938)	(2,207,629)	(72,378)	(2,484)

Net income (loss), U.S. GAAP	(29,632,038)	364,359	23,543,742	807,953

Basic earnings (losses) per share under U.S. GAAP (in dollars)	(2.25)	0.21	1.91	0.07
Diluted earnings (losses) per share under U.S. GAAP (in dollars)	(2.25)	0.20	1.90	0.07

Weighted-average number of shares outstanding-basic (in thousands)	12,870,072	12,538,016	12,335,428	12,335,428

Weighted-average number of shares outstanding-diluted (in thousands)	12,870,072	12,559,828	12,399,086	12,399,086

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Statement of Comprehensive Income (Loss)

	For the year ended December 31,
	2008	2009	2010
	NT$’000	NT$’000	NT$’000	US$’000
Net income (loss)	(29,632,038)	364,359	23,543,742	807,953
Attributable to:
the Company	(28,955,100)	2,571,988	23,616,120	810,437
noncontrolling interests	(676,938)	(2,207,629)	(72,378)	(2,484)

Other comprehensive income (loss), net of tax
Cumulative translation adjustment	3,670,946	(1,890,175)	(5,192,884)	(178,205)
Attributable to:
the Company	2,214,202	(1,723,657)	(4,971,823)	(170,619)
noncontrolling interests	1,456,744	(166,518)	(221,061)	(7,586)

Unrealized gains (losses) on securities	(27,731,377)	26,982,940	(3,056,478)	(104,889)
Attributable to:
the Company	(27,731,377)	26,982,940	(3,056,478)	(104,889)
noncontrolling interests	—	—	—	—

Unrecognized pension cost	167,890	(606,330)	(590,007)	(20,248)
Attributable to:
the Company	278,486	(719,680)	(600,625)	(20,612)
noncontrolling interests	(110,596)	113,350	10,618	364

Other comprehensive income (loss)	(23,892,541)	24,486,435	(8,839,369)	(303,342)

Comprehensive income (loss)	(53,524,579)	24,850,794	14,704,373	504,611

Comprehensive income (loss) attributable to noncontrolling interests	669,210	(2,260,797)	(282,821)	(9,706)
Comprehensive income (loss) attributable to the Company	(54,193,789)	27,111,591	14,987,194	514,317

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Statement of Accumulated Other Comprehensive Income (Loss) Attributable to the Company

				Accumulated
	Cumulative	Unrealized		other
	translation	gains (losses)	Unrecognized	comprehensive
	adjustment	on securities	pension cost	income (loss)
	NT$’000	NT$’000	NT$’000	NT$’000
Balance at December 31, 2008	1,335,329	817,360	799,749	2,952,438
Other comprehensive income (loss)	(1,723,657)	26,982,940	(719,680)	24,539,603

Balance at December 31, 2009	(388,328)	27,800,300	80,069	27,492,041
Other comprehensive income (loss)	(4,971,823)	(3,056,478)	(600,625)	(8,628,926)

Balance at December 31, 2010	(5,360,151)	24,743,822	(520,556)	18,863,115

Reconciliation of Consolidated Stockholders’ Equity

	As of December 31
	2009	2010
	NT$’000	NT$’000	US$’000
Stockholders’ equity, R.O.C. GAAP	214,096,256	225,136,029	7,726,013
Compensation	64,415	31,517	1,082
Equity investees	(149,798)	(142,469)	(4,889)
Investments in debt and equity securities
Adjustments due to change in ownership of investees	1,717,221	1,765,401	60,583
Goodwill and Business Combinations	(7,615)	1,301,125	44,652
Treasury stock and related disposal	(2,769,095)	(2,624,152)	(90,053)
Pension	289,107	(344,827)	(11,833)

Stockholders’ equity, U.S. GAAP	213,240,491	225,122,624	7,725,555

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Movements in Consolidated Stockholders’ Equity in Accordance with U.S. GAAP

	For the year ended December 31,
	2008	2009	2010
	NT$’000	NT$’000	NT$’000	US$’000
Balance at January 1,	253,819,436	190,891,667	213,240,491	7,317,793
Compensation	2,202,324	969,277	1,549,083	53,160
Cash dividends	(9,382,647)	—	(6,233,002)	(213,898)
Adjustment of additional paid-in capital and retained earnings accounted for under the equity method	263,934	(84,851)	(52,670)	(1,807)
Changes in additional paid-in capital for purchases of subsidiary shares from noncontrolling interests	—	2,497,039	408,011	14,002
Cumulative translation adjustment on foreign long-term investment	2,214,202	(1,722,666)	(4,971,823)	(170,619)
Change in fair value of marketable securities	(20,707,489)	28,556,633	(3,201,421)	(109,863)
Treasury stock and related disposal	(9,186,760)	(3,343,777)	(4,618,121)	(158,480)
Exercise of employees’ stock options	—	—	2,542	87
Pension	278,486	(719,680)	(600,625)	(20,612)
Changes in noncontrolling interests	345,281	(6,375,139)	5,984,039	205,355
Net income (loss) attributable to the Company	(28,955,100)	2,571,988	23,616,120	810,437

Balance at December 31,	190,891,667	213,240,491	225,122,624	7,725,555

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Summarized U.S. GAAP consolidated balance sheet and statement of operations information is presented below:

	As of December 31,
	2009	2010
	NT$’000	NT$’000	US$’000

Current assets	102,427,031	93,790,493	3,218,618
Non-current assets	150,278,758	187,596,718	6,437,775
Current liabilities	35,265,487	45,468,186	1,560,337
Non-current liabilities	4,199,811	10,796,401	370,501

	For the year ended December 31,
	2008	2009	2010
	NT$’000	NT$’000	NT$’000	US$’000

Net operating revenues	96,813,546	91,389,765	126,441,544	4,339,106
Cost of goods sold	(85,923,000)	(76,209,202)	(89,929,148)	(3,086,107)
Operating income (loss)	(22,431,492)	(2,322,977)	21,393,686	734,169
Net income (loss)	(29,632,038)	364,359	23,543,742	807,953
Less: Net loss attributable to noncontrolling interests	(676,938)	(2,207,629)	(72,378)	(2,484)
Net income (loss) attributable to the Company	(28,955,100)	2,571,988	23,616,120	810,437

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A reconciliation of the significant balance sheet accounts under R.O.C. GAAP to the amounts determined under U.S. GAAP is as follows:

	As of December 31,
	2009	2010
	NT$’000	NT$’000	US$’000
Cash and Cash Equivalents:
As reported under R.O.C. GAAP	66,152,960	51,271,105	1,759,475
Reclassification to marketable securities	(11,740,000)	(237,499)	(8,150)

As adjusted under U.S. GAAP	54,412,960	51,033,606	1,751,325

Long-term Investment under cost method, equity method & others:
As reported under R.O.C. GAAP	20,119,755	16,845,103	578,075
Equity Investees	92,909	56,821	1,950
Treasury stock and related disposal	(2,769,095)	(2,624,152)	(90,053)

As adjusted under U.S. GAAP	17,443,569	14,277,772	489,972

Held-to-maturity financial assets:
As reported under R.O.C. GAAP	—	—	—
Reclassification from cash and cash equivalents	11,740,000	237,499	8,150

As adjusted under U.S. GAAP	11,740,000	237,499	8,150

Inventory:
As reported under R.O.C. GAAP	9,141,385	13,032,623	447,242
Compensation	64,415	31,517	1,082
Ownership change in consolidated entities	—	(10,321)	(355)

As adjusted under U.S. GAAP	9,205,800	13,053,819	447,969

Property, plant and equipment, net:
As reported under R.O.C. GAAP	89,596,360	132,762,000	4,556,005
Business combination and ownership change in consolidated entities	1,613,779	1,803,820	61,902

As adjusted under U.S. GAAP	91,210,139	134,565,820	4,617,907

Goodwill:
As reported under R.O.C. GAAP	7,615	304,728	10,457
Business combination and ownership change in consolidated entities	98,778,711	99,993,048	3,431,471
Accumulated impairment loss on goodwill	(98,786,326)	(98,786,326)	(3,390,059)

As adjusted under U.S. GAAP	—	1,511,450	51,869

Other assets:
As reported under R.O.C. GAAP	1,924,468	2,694,769	92,477
Ownership change in consolidated entities	72,945	35,808	1,230

As adjusted under U.S. GAAP	1,997,413	2,730,577	93,707

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cash Flows Information

	For the year ended December 31,
	2008	2009	2010
	NT$’000	NT$’000	NT$’000	US$’000
Cash flows from operating activities, R.O.C. GAAP	45,251,284	32,427,446	53,560,000	1,838,023
Remuneration paid to directors and supervisors	(11,939)	—	—	—
Employee bonus	(286,541)	—	—	—

Cash flows from operating activities, U.S. GAAP	44,952,804	32,427,446	53,560,000	1,838,023

Cash flows from investing activities, R.O.C. GAAP	(11,423,003)	(19,234,215)	(57,843,384)	(1,985,016)
Net effect of time deposits reclassified to marketable securities	(8,550,000)	(3,190,000)	11,502,501	394,733

Cash flows from investing activities, U.S. GAAP	(19,973,003)	(22,424,215)	(46,340,883)	(1,590,283)

Cash flows from financing activities, R.O.C. GAAP	(34,379,650)	4,943,788	(10,173,874)	(349,138)
Remuneration paid to directors and supervisors	11,939	—	—	—
Employee bonus	286,541	—	—	—

Cash flows from financing activities, U.S. GAAP	(34,081,170)	4,943,788	(10,173,874)	(349,138)

Net increase (decrease) in cash and cash equivalents, R.O.C. GAAP	888,502	17,586,311	(14,881,855)	(510,702)
Net effect of time deposits reclassified to marketable securities	(8,550,000)	(3,190,000)	11,502,501	394,733

Net increase (decrease) in cash and cash equivalents, U.S. GAAP	(7,661,498)	14,396,311	(3,379,354)	(115,969)
Cash and cash equivalents at beginning of year, U.S. GAAP	47,678,147	40,016,649	54,412,960	1,867,294

Cash and cash equivalents at end of year, U.S. GAAP	40,016,649	54,412,960	51,033,606	1,751,325

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Net income attributable to the Company and transfers (to) from noncontrolling interests are as follows:

	For the year ended December 31,
	2009	2010
	NT$’000	NT$’000	US$’000

Net income attributable to the Company	2,571,988	23,616,120	810,437

Transfers (to) from noncontrolling interests

Increase in the Company’s paid-in capital for purchase of subsidiaries’ common shares from noncontrolling interests	2,497,039	408,011	14,002

Increase in the Company’s paid-in capital for a subsidiary acquisition of its own common shares	7,536	—	—
Decrease in the Company’s paid-in capital for subsidiaries’ employees exercise of the stock options	(14,536)	(25,500)	(875)

Net transfers from noncontrolling interests	2,490,039	382,511	13,127

Change from net income attributable to the Company and transfers from noncontrolling interests	5,062,027	23,998,631	823,564

Concentration of credit risk

The Company designs, develops, manufactures and markets a variety of semiconductor products. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts and notes receivable. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit quality financial institutions. The Company’s revenues and trade accounts and notes receivable are derived primarily from the sale of production foundry wafers, including memory and logic products and wafers. For the years ended December 31, 2008, 2009, and 2010, the Company distributed its products on a global basis but mainly to divisions in North America (55.41%, 50.22%, and 47.34%, respectively), Asia (34.89%, 48.78%, and 52.66%, respectively), and Europe and others (9.70%, 1.00%, and nil, respectively). The Company’s sales are primarily derived from wafer sales and denominated in currencies other than NT Dollars, primarily US Dollars. One customer’s revenue represented 14% of the consolidated revenue for the year ended December 31, 2008, one customer’s revenue represented 12% of the consolidated revenue for the year ended December 31, 2009, and two customers’ revenue represented 11% and 11%, respectively, of the consolidated revenue for the year ended December 31, 2010. The Company routinely assesses the financial strength of substantially all customers. The Company also requires collateral for certain sales to mitigate the credit risk.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Summarized Financial Information required by ASC 235-10-S99-1
The following table provides summarized financial information of the Company’s equity investees as required by ASC 235-10-S99-1, Notes to Financial Statements, SEC Materials.
On group basis:

	As of December 31,
	2009	2010
	NT$	NT$
	(In millions)

Current assets	17,660	15,371
Non-current assets	25,402	19,793
Current liabilities	7,212	7,308
Long-term liabilities	5,065	1,047
Redeemable Preferred Stock	574	587

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$
	(In millions)
Net sales	4,967	6,224	9,611
Gross Profit (loss)	(26,751)	2,173	2,208
Income (loss) from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	(28,478)	612	254
Net income (loss)	(28,498)	615	244
On an individual basis:

	As of December 31,
	2009	2010
	NT$	NT$
	(In millions)
Current assets	7,556	7,786
Current liabilities	2,569	2,434

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$
	(In millions)
Net sales	(1,711)	1,685	785
Gross Profit (loss)	(1,766)	1,609	684
Income (loss) from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	(1,766)	1,609	684
Net income (loss)	(1,766)	1,609	684

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
New Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13 Revenue recognition (Topic 605) Multiple-Deliverable Revenue Arrangements. Multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP. The amendment establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, or otherwise on third-party evidence; if neither vendor-specific objective evidence nor third-party evidence is available, it will be based on estimated selling price. The amendments replaced the term fair value in the revenue allocation guidance with selling price, eliminated the residual method of allocation and expanded the disclosure requirements. The amendments are expected to be effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company does not expect this amendment to have a material impact on our consolidated financial statements.

In March 2010, the FASB updated ASC 815, Derivatives and Hedging. The amended guidance clarifies whether embedded credit derivatives should be bifurcated and accounted for separately. In general, an embedded credit derivative feature that transfers credit risk “only in the form of subordination of one financial instrument to another” is not required to be analyzed for potential bifurcation and separate accounting. If this scope exception does not apply, other embedded derivative features should be analyzed to determine if they should be bifurcated and accounted for separately. This Update is effective at the beginning of the first fiscal quarter beginning after June 15, 2010. The Company does not expect this amendment to have a material impact on our consolidated financial statements.

In April 2010, FASB issued ASU 2010-13 Compensation-Stock Compensation (Topic 718) Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this Update are effective for interim and annual periods beginning on or after December 15, 2010, with earlier application permitted. The guidance should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings for all outstanding awards as of the beginning of the fiscal year in which the amendments are initially applied. The Company does not expect this amendment to have a material impact on our consolidated financial statement.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In April 2010, the FASB issued ASU 2010-17 Revenue Recognition (Topic 605) Milestone Method of Revenue Recognition. The amendment provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendment states that in order to use the milestone method, the milestone must be considered substantive in its entirety. As a result, each milestone should be evaluated whether to meet all the criteria to be considered substantive and additional disclosures are required. The new pronouncement will be effective prospectively for milestones achieved in fiscal years, and interim periods within those years beginning on or after June 15, 2010. The Company does not expect this statement to have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28 Intangibles—Goodwill and Other (Topic 350) When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU addresses how companies should test for goodwill impairment when the book value of a reporting entity is zero or negative. For reporting units with zero or negative carrying amounts, an entity is required to assess the qualitative factors listed in ASC 350-20-35-30 if it is more likely than not that the goodwill impairment exists. If an entity concludes that goodwill impairment exists, the entity must perform step 2 of the goodwill impairment test. This update will be effective for fiscal years beginning after December 15, 2010. The Company does not expect this statement to have a material impact on our consolidated financial statements.