Form 20-F
period 2011-12-31
UNITED MICROELECTRONICS CORP
filed 2012-04-26
CIK 1033767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

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

13,084,341,565 Common Shares of Registrant issued as of December 31, 2011 (including 457,934,400 treasury shares)

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

FISCAL YEAR ENDED DECEMBER 31, 2011

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

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$”, “US$” and “U.S. dollars” mean United States dollars, “¥” means Japanese Yen, and “€” means EURO.

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT MAY NOT BE REALIZED

Our disclosure and analysis in this annual report contain or incorporate by reference some forward-looking statements. Our forward-looking statements contain information regarding, among other things, our financial condition, future expansion plans and business strategy. We have based these forward-looking statements on our current expectations and projections about future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	our dependence on frequent introduction of new product services and technologies based on the latest developments;

•	the intensely competitive semiconductor, communications, consumer electronics and computer industries and markets;

•	risks associated with our international business activities;

•	our dependence on key personnel;

•	general economic and political conditions, including those related to the semiconductor, communications, consumer electronics and computer industries;

•	natural disasters, such as earthquakes and droughts, which are beyond our control;

•	possible disruptions in commercial activities caused by natural and human-induced disasters and outbreaks of contagious diseases;

•	fluctuations in foreign currency exchange rates;

•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the U.S. Securities and Exchange Commission; and

•	those other risks identified in the “Item 3. Key Information—D. Risk Factors” section of this annual report.

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

The selected balance sheet data as of December 31, 2010 and 2011 and the selected statements of income and cash flow data for the years ended December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected balance sheet data as of December 31, 2007, 2008 and 2009 and the selected statements of income and cash flow data for the years ended December 31, 2007 and 2008 are derived from our audited consolidated financial statements not included in this annual report.

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

	Year Ended December 31,
	2007	2008	2009	2010	2011
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Statement of Income Data:
R.O.C. GAAP
Net operating revenues	113,311	96,814	91,390	126,442	116,703	3,855
Cost of goods sold	(90,072)	(84,102)	(75,975)	(89,518)	(95,417)	(3,152)

Gross profit	23,239	12,712	15,415	36,924	21,286	703

Operating expenses:
Sales and marketing	(4,069)	(3,483)	(2,800)	(2,566)	(3,369)	(111)
General and administrative	(3,724)	(3,055)	(2,724)	(3,598)	(3,342)	(111)
Research and development	(9,631)	(8,274)	(8,044)	(8,740)	(9,395)	(310)

Total operating expenses	(17,424)	(14,812)	(13,568)	(14,904)	(16,106)	(532)

Operating income (loss)	5,815	(2,100)	1,847	22,020	5,180	171
Net non-operating income (loss)	13,855	(19,886)	(174)	3,364	4,200	139

Income (Loss) before income tax and minority interests	19,670	(21,986)	1,673	25,384	9,380	310
Income tax expense	(2,809)	(997)	(651)	(1,606)	(913)	(30)
Extraordinary gain	—	—	649	68	—	—

Net income (loss)	16,861	(22,983)	1,671	23,846	8,467	280

Attributable to:
the Company	16,962	(22,320)	3,874	23,899	10,610	351
minority interests	(101)	(663)	(2,203)	(53)	(2,143)	(71)

Earnings (Losses) per share: (1)(2)
Basic	1.03	(1.70)	0.31	1.91	0.84	0.03
Diluted (4)	1.00	(1.70)	0.30	1.87	0.81	0.03
Shares used in earnings (losses) per share calculation: (2)
Basic	16,464	13,111	12,699	12,496	12,561	12,561
Diluted (4)	16,943	13,170	12,786	12,768	13,241	13,241
Earnings (Losses) per ADS: (2)
Basic	5.15	(8.50)	1.55	9.55	4.20	0.15
Diluted (4)	5.00	(8.50)	1.50	9.35	4.05	0.15

U.S. GAAP
Net operating revenues	113,311	96,814	91,390	126,442	116,703	3,855
Cost of goods sold	(92,012)	(85,923)	(76,209)	(89,929)	(95,594)	(3,158)
Operating income (loss)	(19,992)	(22,431)	(2,323)	21,394	2,573	85
Net income (loss)	(9,398)	(29,632)	364	23,544	6,605	218

Attributable to:
the Company	(9,264)	(28,955)	2,572	23,616	8,746	289
noncontrolling interests	(134)	(677)	(2,208)	(72)	(2,141)	(71)
Other comprehensive income (loss) attributable to the Company	(4,863)	(25,239)	24,540	(8,629)	(9,551)	(316)
Comprehensive income (loss) attributable to the Company	(14,127)	(54,194)	27,112	14,987	(805)	(27)

Earnings (Losses) per share: (1)(3)
Basic	(0.63)	(2.25)	0.21	1.91	0.71	0.02
Diluted (4)	(0.63)	(2.25)	0.20	1.90	0.68	0.02

Shares used in earnings (losses) per share calculation: (3)
Basic	14,599	12,870	12,538	12,335	12,400	12,400
Diluted (4)	14,599	12,870	12,560	12,399	12,859	12,859

Earnings (Losses) per ADS: (3)
Basic	(3.17)	(11.25)	1.03	9.57	3.53	0.12
Diluted (4)	(3.17)	(11.25)	1.02	9.52	3.40	0.11

	Year Ended December 31,
	2007	2008	2009	2010	2011
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Balance Sheet Data:
R.O.C. GAAP
Current assets	81,111	68,888	102,363	93,769	84,058	2,777
Long-term investment	69,813	32,441	55,227	47,179	38,574	1,274
Property, plant and equipment	137,219	108,410	89,596	132,762	149,324	4,933
Total assets	299,558	216,399	253,638	280,887	279,832	9,245
Current liabilities	45,357	13,033	35,246	45,445	42,906	1,417
Long-term debt (excluding current portion)	7,495	8,130	767	6,799	21,095	697
Total liabilities	56,561	24,740	39,542	55,751	67,707	2,237
Stockholders’ equity	242,997	191,659	214,096	225,136	212,125	7,008
U.S. GAAP
Cash and cash equivalents	47,678	40,017	54,413	51,034	49,062	1,621
Working capital (5)	35,111	55,525	67,162	48,322	41,109	1,358
Total assets	310,614	214,990	252,705	281,387	279,460	9,232
Total liabilities	56,795	24,099	39,465	56,264	68,820	2,273
Stockholders’ equity	253,819	190,891	213,240	225,123	210,640	6,959

	Year Ended December 31,
	2007	2008	2009	2010	2011
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Other Consolidated Data:
R.O.C. GAAP
Cash flow:
Capital expenditure	28,299	11,515	17,618	61,323	53,326	1,762
Cash provided by operating activities	48,124	45,251	32,422	53,495	41,654	1,376
Cash used in investing activities	(21,844)	(11,423)	(19,229)	(57,779)	(55,120)	(1,821)
Cash provided by (used in) financing activities	(72,694)	(34,380)	4,944	(10,174)	9,923	328
Net increase (decrease) in cash and cash equivalents	(46,175)	889	17,586	(14,882)	(2,201)	(73)
Gross profit margin	20.5%	13.1%	16.9%	29.2%	18.2%	18.2%
Operating profit (loss) margin	5.1%	(2.2)%	2.0%	17.4%	4.4%	4.4%
Net profit (loss) margin	15.0%	(23.0)%	4.2%	18.9%	9.1%	9.1%
Capacity utilization rate (on an actual basis)	81.9%	70.7%	69.4%	93.7%	78.6%	78.6%
Dividends declared per share (6)	0.7	1.2	—	0.5	1.11	0.04

U.S. GAAP
Cash flow:
Capital expenditure	28,299	11,515	17,618	61,323	53,326	1,762
Cash provided by operating activities	45,785	44,953	32,422	53,495	41,654	1,376
Cash provided by (used in) investing activities	10,360	(19,973)	(22,419)	(46,277)	(54,891)	(1,813)
Cash provided by (used in) financing activities	(70,354)	(34,081)	4,944	(10,174)	9,923	328
Net increase (decrease) in cash and cash equivalents	(13,971)	(7,661)	14,396	(3,379)	(1,971)	(65)
Gross profit margin	18.8%	11.3%	16.6%	28.9%	18.1%	18.1%
Operating profit (loss) margin	(17.6)%	(23.2)%	(2.5)%	16.9%	2.2%	2.2%
Net profit (loss) margin	(8.2)%	(29.9)%	2.8%	18.7%	7.5%	7.5%

(1)	Earnings (Losses) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the year.
(2)	Retroactively adjusted for all subsequent stock dividends; retroactively adjusted for employee stock bonus before 2008.
(3)	Retroactively adjusted for the capital reduction completed in 2007 and all subsequent stock dividends.
(4)	Diluted securities include convertible bonds and employee stock options, if any.
(5)	Working capital equals current assets minus current liabilities.
(6)	Dividends declared per share are in connection with earnings and accumulated additional paid-in capital.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$30.27 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2011. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00. On April 20, 2012, the noon buying rate was NT$29.45 to US$1.00.

	Average(1)	High	Low	At Period-End
2007	32.41	33.41	32.26	32.43
2008	31.51	33.58	29.99	32.76
2009	33.02	35.21	31.95	31.95
2010	31.50	32.43	29.14	29.14
2011	29.38	30.67	28.50	30.27
October	30.26	30.67	29.86	29.91
November	30.22	30.43	30.02	30.31
December	30.25	30.38	30.10	30.27
2012 (through April 20)	29.64	30.28	29.37	29.45
January	29.99	29.61	30.28	29.61
February	29.53	29.37	29.65	29.37
March	29.52	29.37	29.61	29.50
April (through 20)	29.49	29.55	29.45	29.45

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Determined by averaging the rates on the last business day of each month during the relevant period for annual periods and the rates on each business day for monthly periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Although the worldwide economic outlook began to improve in 2009, there have still been concerns that many large economies, such as those in North America and Europe, may experience another recession in the near future. The sovereign debt crisis in Europe and political unrest in the Middle East and Asia could have a material adverse effect on the global macroeconomic situation. Should recession or disruption in these markets occur, the result may reverberate, triggering global recession and/or financial crisis. A global recession and credit crisis could have significant negative impact on our businesses. Our key markets and our targeted markets, including the United States and China, as well as other national economies, may enter a period of economic contraction or significantly slower economic growth in a global recession. In particular, a global economic crisis, weak consumer confidence, diminished consumer and business spending, and asset depreciation may contribute to a significant slowdown in the market demand for semiconductors and semiconductor-based end-products, which may lead to a decrease in demand for our services. The combined effects of a global recession may have a material adverse impact on our results of operations, cash flows and financial condition, which may cause the price of our ADSs to decline.

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

Our customers generally use the semiconductors produced in our fabs in a wide variety of applications. We derive a significant percentage of our operating revenues from customers who use our manufacturing services to make semiconductors for communication devices, consumer electronics, PCs and other computers. The semiconductor industry experienced several downturns due to recent major financial crises and natural disasters. These downturns resulted in a reduced demand for our services and hence decreased our revenues and earnings. Any significant decrease in the demand for communication devices, consumer electronics, PCs or other computers may further decrease the demand for our services. In addition, if the average selling prices of communication devices, consumer electronics, PCs or other computers decline significantly, we will be pressured to further reduce our selling prices, which may reduce our revenues and, therefore, reduce our margins significantly. As demonstrated by downturns in demand for high technology products in the past, market conditions can change rapidly, without apparent warning or advance notice. In such instances, our customers will experience inventory buildup and/or difficulties in selling their products and, in turn, will reduce or cancel orders for wafers from us. The timing, severity and recovery of these downturns cannot be predicted accurately or at all. When they occur, our business, profitability and price of the shares and ADSs are likely to suffer.

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

Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through internal research and development and alliances with other companies. Although we have an internal research and development team focused on developing new and improved semiconductor manufacturing process technologies, we are also dependent on some of our technology partners to advance certain process technology portfolios. In addition, we currently have patent cross-licensing agreements with several companies, including LSI Logic Corporation, or LSI, and International Business Machines Corporation, or IBM. Some mask and equipment vendors also supply our technology development teams with masks and equipment needed to develop more advanced processing technologies. If we are unable to continue any of our joint development arrangements, patent cross-licensing agreements and other agreements, on mutually beneficial economic terms, if we re-evaluate the technological and economic benefits of such relationships, if we are unable to enter into new technology alliances and arrangements with other leading and specialty semiconductor companies, or if we fail to secure masks and equipment from our vendors in a timely manner sufficient to support our ongoing technology development, we may be unable to continue providing our customers with leading edge mass-producible process technologies and may, as a result, lose important customers, which would have a materially adverse effect on our businesses, results of operations and financial condition.

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

The principal elements of competition in the wafer foundry market include:

•	technical competence;

•	time-to-volume production and cycle time;

•	time-to-market;

•	research and development quality;

•	available capacity;

•	manufacturing yields;

•	customer service and design support;

•	price;

•	management expertise; and

•	strategic alliances.

Our ability to compete successfully also depends on factors partially outside of our control, including product availability, intellectual property, or IP, including cell libraries that our customers embed in their product designs, and industry and general economic trends. If we cannot compete successfully in our industry, our business may suffer.

We may not succeed in our efforts to acquire operations in China and Japan.

R.O.C. law prohibits Taiwan entities from investment in mainland China-based semiconductor manufacturers without government approval. In March 2005, the Chairman of Infoshine Technology Limited, or Infoshine, the holding company which owned 100% of Hejian Technology (Suzhou) Co., Ltd., or Hejian, a semiconductor manufacturer owning an 8-inch fab in Suzhou, China, offered us 15% interest in Infoshine. Immediately after we received the offer, we filed an application with the Investment Commission of the R.O.C. Ministry of Economic Affairs, or the R.O.C. MOEA, for its executive guidance and disclosed our receipt of this offer to the investors and the public.

On April 29, 2009, our Board of Directors approved a proposed acquisition at their 19th session of the board meeting. Pursuant to the merger agreement, we proposed to pay the foreign owner of Infoshine stocks at the purchase price through a combination of issuance of securities in our company or in cash. In June 2009, our stockholders approved our proposed acquisition of Infoshine at our stockholders’ meeting. Upon consummation of the acquisition: (i) our company would be the surviving corporation; (ii) Infoshine would cease its corporate existence; (iii) all the assets and liabilities of Infoshine, along with its rights and obligations, would be assumed by our company in accordance with applicable laws; and (iv) with the previous proposed acquisition of 15% interest in Infoshine, our company would have obtained full ownership of Hejian. Consummation of the acquisition and the realization of the 15% interest were however subject to the approval of the governmental authorities. Subsequent to our proposal, an investment regulation governing foreigners’ holdings of Taiwanese securities, along with restrictions from the amended Operating Rules of the Taiwan Stock Exchange Corporation for issuing new shares to acquire foreign unlisted companies, precluded the issuance of common shares or ADR as exclusive payment options. Furthermore, Hejian’s stockholders did not agree to accept cash-only payments. After considering contractual timeliness and changes of the overall environment after signing of the contract, our Board of Directors resolved at a meeting on November 18, 2010 to terminate the acquisition agreement and issued a termination notice in accordance with that agreement.

On March 16, 2011, our Board of Directors proposed an offer to the stockholders of Best Elite International Limited, a British Virgin Islands corporation, or Best Elite, which owns 100% of the shares of Infoshine, thereby to obtain additional 30% ownership of Hejian by share purchase. We received approval from the Investment Commission, Ministry of Economic Affairs, Executive Yuan to acquire the stake of Best Elite International Limited, the holding company of Hejian. The acquisition includes the 15.3% stake in trustee, plus an additional 20.4% through cash acquisition. As of March 31, 2012, we have acquired 35.03% of the shares in Best Elite.

To continue searching for further integration, on April 25, 2012, our Board of Directors proposed an offer to the stockholders of Best Elite, thereby to obtain 64.97% stake of Best Elite by share purchase, subject to approval by R.O.C. governmental authorities. However, we can not assure you that we will be able to successfully consummate the acquisition of Best Elite or Hejian.

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

Since not all of the outstanding equity securities of UMCJ were acquired in the tender offer, we initiated certain squeeze-out procedures as provided in the Japanese Companies Act. Pursuant to such procedures, as of the end of 2010, we, together with AWL, owned 100% of UMCJ. On May 19, 2011, we acquired the remaining shares of UMCJ from AWL, and AWL filed for liquidation on August 30, 2011.

One of the former stockholders of UMCJ challenged the acquisition price and filed an action for appraisal rights under Japanese law. An action for appraisal rights would not enjoin or hinder the acquisition, as the shareholder would only be eligible to obtain additional compensation if the action is successful. On August 25, 2011, the Japanese courts finally denied the action for appraisal rights, thereby closing the case in favor of UMC and UMCJ.

We compete for business on a global basis, and we believe it is necessary to establish and develop operations in multiple strategic geographic regions. We cannot assure you that the mergers and acquisitions we have undertaken will be closed successfully or that they will be fully closed on the terms we proposed. The failure to close these transactions or the failure to close them on terms as favorable as we have entered into and announced may impair our ability to realize the benefits we intend to achieve and have a material and adverse effect on our operations and business.

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

We have been largely dependent on a small number of customers for a substantial portion of our business. In 2011, our top ten customers accounted for 60.3% of our net operating revenues. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our net operating revenues. We cannot assure you that our net operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to, any of these customers could significantly reduce our net operating revenues.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues, adjust production costs and allocate capacity efficiently on a timely basis.

Our customers generally do not place purchase orders far in advance. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, except in periods of extreme capacity shortage such as that experienced in late 2009 and early 2010. The lack of significant backlog and the unpredictable length and timing of semiconductor cycles make it difficult for us to forecast our revenues in future periods. Moreover, our expense levels are based in part on our expectations of future revenues and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our net operating revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter.

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

Our company was found by the R.O.C. MOEA to be in violation of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area and fined in the amount of NT$5 million for an alleged illegal investment in Hejian. Our appeal to the R.O.C. MOEA in relation to such fines was denied in late 2006. We filed an administrative lawsuit in December 2006 with the Taipei Administrative High Court to challenge the R.O.C. MOEA fine. In July 2007, the Taipei Administrative High Court revoked the R.O.C. MOEA’s decision and ruled in our favor. In August 2007, the R.O.C. MOEA filed an appeal with the Supreme Administrative Court. On December 10, 2009, the Supreme Administrative Court reversed the decision of, and remanded the case to, the Taipei High Administrative Court for a new trial on our administrative lawsuit. On July 21, 2010, the Taipei High Court ruled against us and we appealed to the Supreme Administrative Court on August 23, 2010. The Supreme Administrative Court rejected our appeal on December 19, 2011 and ruled against us. Since we already paid the fine on January 29, 2007, the case has been closed.

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

We have provided foundry services to several of our affiliates and stockholders. These transactions were conducted on an arm’s- length basis. We currently do not provide any preferential treatment to any of these affiliates and stockholders. However, we may in the future reserve or allocate our production capacity to these companies if there is a shortage of foundry services in the market to enable these companies to maintain their operations and/or to protect our investments in them. This reservation or allocation may reduce our capacity available for our other customers, which may damage our relationships with other customers and discourage them from using our services. This may hurt our profitability and competitive position.

The differences between R.O.C. and U.S. accounting standards affect the amount of our net income.

Our financial statements are prepared under R.O.C. GAAP, which differ in certain significant respects from U.S. GAAP. For a discussion of these differences, see Note 35 to our audited consolidated financial statements included elsewhere in this annual report. As a result, our net income attributable to us in 2009, 2010 and 2011 under U.S. GAAP was NT$2,572 million, NT$23,616 million and NT$8,746 million (US$289 million), respectively, as compared to net income attributable to us under R.O.C. GAAP of, NT$3,874 million, NT$23,899 million and NT$10,610 million (US$351 million) in 2009, 2010 and 2011, respectively.

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

As is common in the semiconductor industry, we have from time to time experienced difficulties in ramping up production at new or existing facilities or effecting transitions to new manufacturing processes. As a result, we have suffered delays in product deliveries or reduced manufacturing yields. We may encounter similar difficulties in connection with:

•	the migration to more advanced process technologies, such as 45/40 and 28 nanometer process technology;

•	the joint development with vendors for more powerful tools (both in production and inspection) needed in the future to meet advanced process technology requirements; and

•	the adoption of new materials in our manufacturing processes.

We may face construction delays, interruptions, infrastructure failure and delays in upgrading or expanding existing facilities, or changing our process technologies, any of which might adversely affect our production schedule. Our failure to achieve our production schedule could delay the time required to recover our investments and seriously affect our profitability.

Our production schedules could be delayed and we may lose customers if we are unable to obtain raw materials and equipment in a timely manner.

We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of these suppliers’ goods. For example, in 2011, we purchased a majority of our silicon wafers from four makers, Shin-Etsu Handotai Corporation, or Shin-Etsu, Siltronic AG, MEMC Corporation and Sumco Group (including Sumco Corporation and Formosa Sumco Technology Corporation). We may have long-term contracts with most of our suppliers if necessary. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.

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

Scientific examination of, political attention to and rules and regulations on issues surrounding the existence and extent of climate change may result in an increase in the cost of production due to increase in the prices of energy and introduction of energy or carbon tax. Various regulatory developments have been introduced that focus on restricting or managing emissions of carbon dioxide, methane and other greenhouse gases. Enterprises may need to purchase at higher costs emission credits, new equipment or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted could affect our operations negatively. Changes in environmental regulations, such those on the use of perfluorinated compounds, could increase our production costs, which could adversely affect our results of operation and financial condition.

In addition, more frequent droughts and floods, extreme weather conditions and rising sea levels could occur due to climate change. The impact of such changes could be significant as most of our factories are located in islands including Taiwan and Singapore. For example, transportation suspension caused by extreme weather conditions could harm the distribution of our products. Similarly, our operations depend upon adequate supplies of water, and extended or serious droughts may affect our ability to obtain adequate supplies of water and threaten our production. We cannot predict the economic impact, if any, of disasters or climate change.

Disruptions in the international trading environment may seriously decrease our international sales.

A substantial portion of our net operating revenues is derived from sales to customers located in countries other than Taiwan, Singapore and Japan where our fabs are located, which accounted for 37.4%, 35.5%, and 40.2% in 2009, 2010 and 2011, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan, Singapore and Japan to continue to represent a significant portion of our net operating revenues. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tax laws, import duties and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between Taiwan, Singapore, Japan and these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

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

Our principal executive offices and most of our assets and operations are located in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our shares and the ADSs may be affected by changes in R.O.C. governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established between the R.O.C. and the PRC in the past few years, such as the adoption of the Economic Cooperation Framework Agreement and memorandum regarding cross-straight financial supervision, we cannot assure you that relations between the R.O.C. and PRC will not become strained again. For example, the PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, further passed an Anti-Secession Law that authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the R.O.C. and the PRC have on occasions depressed the market prices of the securities of companies in the R.O.C. Such initiatives and actions are commonly viewed as having a detrimental effect to reunification efforts between the R.O.C. and the PRC. Relations between the R.O.C. and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

Our business, financial condition and results of operations have been affected by the global financial and economic crisis and may be further affected.

We and our customers rely on the strength of the global economy and global financial markets. We face risks attendant to changes in customer demand in semiconductor industry, economic environments, changes in interest rates and instability in securities markets around the world, among other factors. The adverse economic conditions have affected and may continue to affect customer spending generally, which will result in decreases in demand for our manufacturing services and have an adverse affect on our results of operations. For example, beginning in 2008, the United States, Europe and international markets have experienced a significant decline in economic activity that has affected the semiconductor market. As a result, we were also severely affected by the financial and economic crisis. The crisis adversely affected our business and results of operations. In addition, the current European debt crisis and related financial restructuring efforts in Europe, including in Greece, Italy, Spain, Portugal and Ireland, are contributing to instability in global financial markets, which adversely affects consumer confidence, the cost of borrowing and economic activity. Similarly, disruptions from political instability in such regions as the Middle East and North Korea, could trigger instability in global financial markets with similar adverse effects. As our business is significantly dependent on economic growth, if global macroeconomic economic conditions remain uncertain or deteriorate further, our financial condition and results of operations could be materially adversely affected.

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

We, like many R.O.C. technology companies, have benefited from substantial tax incentives provided by the R.O.C. government. In 2011, such incentives resulted in a tax credit in the amount of NT$279 million (US$9 million). Among the incentives broadly enjoyed by R.O.C. technology companies, various tax benefits granted under Chapter 2 and Article 70-1 of the Statute for Upgrading Industries expired on December 31, 2009. Despite the fact that we can still enjoy the five-year tax holidays for the relevant investment plans approved by R.O.C. tax authority before the expiration of the Statute for Upgrading Industries, if more incentives are curtailed or eliminated, our net income after tax attributable to us may decrease.

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

From September 19, 2000, the commencement date of the listing of our ADSs on the New York Stock Exchange, or the NYSE, to December 31, 2011, the daily reported closing prices of our ADSs ranged from US$14.88 per ADS to US$1.51 per ADS. The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which recently have experienced significant price volatility with respect to shares of technology companies. Fluctuation in interest rates and other general economic conditions may also have an effect on the market price of the ADSs.

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

Compliance with laws such as the US Conflict Minerals Law may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost.

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo or adjoining countries, including: Sudan; Uganda; Rwanda; Burundi; United Republic of Tanzania; Zambia; Angola; Congo; and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. Under present U.S. regulations, we and our customers are required to survey and disclose whether our processes or products use or rely on conflict materials. The U.S. SEC proposed draft regulations that would require companies such as ours to disclose the use of conflict materials and to take certain steps to verify those disclosures with its vendors. The SEC has not yet promulgated the final rules and regulations. Although we expect that we and our vendors will be able to comply with the requirements of any new regulations promulgated by the SEC, there can be no guarantee that we will be able to gather all the information required. In addition, there is increasing public sentiment that companies should avoid using conflict materials from the DRC and adjoining countries. Although we believe our suppliers do not rely on such conflict materials, there can be no guarantee that we will continue to be able to obtain adequate supplies of materials needed in our production from supply chains outside the DRC and adjoining countries. A failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business.

Similarly, many countries are considering regulations concerning disclosure and enforcement of human rights within supply chains. Although our own operations comply with the employment and employee rights requirements under the laws of the countries where we have operations, such proposals extend to the operations of suppliers, wherever they may be located. While we believe our suppliers comply with applicable human rights requirements, there can be no guarantee that they will continue to do so, or that we will be able to obtain the necessary information on their activities to comply with whatever future requirements may be enacted.

Data security and data privacy considerations and regulations may adversely affect our operations.

Our operations depend upon reliable and uninterrupted information technology services, including the integrity of our web-based and electronic customer service systems. Although we have put in place what we believe are reasonable precautions to prevent accidental and/or malicious disruption of these services, there can be no assurance that our preventive measures will preclude failure of the information technology, web-based and electronic customer service systems upon which our business depends. Disruption of these systems could adversely affect our ability to manufacture and to serve our customers.

In addition, in the course of our operations, we receive confidential information from and about our customers, vendors, employees and partners. Although we take what we believe are reasonable precautions to protect such information from disclosure to or interruption, there are no guarantees our precautions will prevent accidental or malicious access to such information. In the event of such access, our reputation could be adversely affected, customers and others may hesitate to entrust us with their confidential information, which would negatively affect our operations, and we would incur costs to remedy the breach.

Moreover, many jurisdictions have proposed regulations concerning data privacy. Although we have taken measures to comply with existing law and regulations in this regard, future laws may impose requirements that make our operations more expensive and/or less efficient. In addition, should we experience a breakdown in our systems or failure in our precautions that results in a violation of such regulations, we may suffer adverse customer reaction and face governmental penalties.

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

Furthermore, if holders of at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including election of directors, the depositary will appoint our Chairman, or his designee, to represent the ADS holders at the stockholders’ meetings and to vote the shares represented by the ADSs outstanding in the manner so instructed. If by the relevant record date the depositary has not received instructions from holders of ADSs holding at least 51% of the ADSs to vote in the same manner for any resolution, then the holders will be deemed to have instructed the depositary to authorize and appoint our Chairman, or his designee, to vote all the shares represented by ADSs at his sole discretion, which may not be in your interest.

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

Non-R.O.C. persons wishing to withdraw shares represented by their ADSs from our ADS program and hold our shares represented by those ADSs are required to, among other things, appoint a local agent or representative with qualifications set forth by the R.O.C. FSC to open a securities trading account with a local brokerage firm, pay R.O.C. taxes, remit funds and exercise stockholders’ rights. In addition, the withdrawing holders are also required to appoint a custodian bank with qualifications set forth by the R.O.C. FSC to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information. Without making this appointment and opening of the accounts, the withdrawing holders would not be able to subsequently sell our shares withdrawn from a depositary receipt facility on the Taiwan Stock Exchange. Under R.O.C. law and regulations, except under limited circumstances, PRC persons are not permitted to withdraw the shares underlying the ADSs or to register as a stockholder of our company. Under the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors promulgated by the R.O.C. Executive Yuan on April 30, 2009, as amended, only qualified domestic institutional investors, or QDIIs, are permitted to withdraw the shares underlying the ADSs, subject to compliance with the withdrawal relevant requirements, and only QDIIs, and limited entities or individuals who meet the qualification requirements set forth therein are permitted to own shares of an R.O.C. company listed for trading on the Taiwan Stock Exchange, provided that among other restrictions generally applicable to investments made by PRC persons, their shareholdings are subject to certain restrictions as set forth in the abovementioned regulations and that such mainland area investors shall apply for a separate approval if their investment, individually or in aggregate, amounts to or exceeds 10 percent of the shares of any R.O.C. company.

You may not be able to enforce a judgment of a foreign court in the R.O.C.

We are a company limited by shares incorporated under the R.O.C. Company Act. Most of our assets and most of our directors and executive officers and experts named in the registration statement are located in Taiwan. As a result, it may be difficult for you to enforce judgments obtained outside Taiwan upon us or such persons in Taiwan. We have been advised by our R.O.C. counsel that any judgment obtained against us in any court outside the R.O.C. arising out of or relating to the ADSs will not be enforced by R.O.C. courts if any of the following situations shall apply to such final judgment:

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

We do not believe that we were a passive foreign investment company, or PFIC, for 2011 and we do not expect to become one in the future, although there can be no assurance in this regard. Based upon the nature of our business activities, we may be classified as a passive foreign investment company for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor.

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

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. Percentages of our net wafer sales derived from our products used in communication devices, consumer electronics, computer, memory and other applications were 54.1%, 27.9%, 15.0%, 1.1% and 1.9%, respectively, in 2011.

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

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Infineon and STMicroelectronics, and leading fabless design companies, such as Xilinx, Broadcom, MediaTek, Realtek and Novatek. In 2011, our company’s top ten customers accounted for 60.3% of our net operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

For the disclosure related to our acquisition of Hejian, the contents of the Form 6-K we furnished to the Commission on April 29, 2009 (File No. 001-15128) are hereby incorporated by reference. At our annual stockholders’ meeting in 2009, the stockholders approved our proposed acquisition of Infoshine, the holding company of Hejian, with the acquisition subject to our ability to obtain the approvals from the necessary authorities pursuant to relevant laws and regulations. Hejian is engaged in the semiconductor foundry business and owns an 8- inch fab in Suzhou, China. Investment by an R.O.C. company in the PRC to engage in semiconductor foundry business is strictly regulated by the R.O.C. government. Traditionally, only manufacturing of semiconductor wafers of 8 inches or smaller sizes is permitted, and the number of total investment projects in the semiconductor foundry business undertaken by R.O.C. companies, taken as a whole, is subject to a quota. When our stockholders approved the acquisition, however, there was no quota available. In February 2010, the relevant restrictions were partially lifted, and the quota and the restriction on the size of semiconductor wafers produced are not applicable if (i) an investment is made through merger or acquisition; (ii) the rest of the applicable requirements, such as the processing technology gap between the R.O.C. company and its investment target, shall be satisfied; and (iii) the investment application is approved by the R.O.C. government, which approval is at the government’s discretion. We plan to pursue approval of our acquisition of the holding company of Hejian, but there can be no guarantee that we will successfully obtain such approval. Moreover, an investment regulation governing foreigners’ holdings of Taiwanese securities, along with restrictions from the amended Operating Rules of the Taiwan Stock Exchange Corporation for issuing new shares to acquire foreign unlisted companies, presently precludes the issuance of common shares or ADR’s as exclusive payment options for such an acquisition. Furthermore, Hejian’s stockholders have not agreed to accept cash-only payments. On March 16, 2011, our Board of Directors proposed an offer to the stockholders of Best Elite International Limited, a British Virgin Islands corporation, or Best Elite, which owns 100% of the shares of Infoshine, thereby to obtain additional 30% ownership of Hejian by share purchase. We received approval from the Investment Commission, Ministry of Economic Affairs, Executive Yuan to acquire the stake of Best Elite International Limited, the holding company of Hejian. The acquisition includes the 15.3% stake in trustee, plus an additional 20.4% through cash acquisition. As of March 31, 2012, we have acquired 35.03% of the shares in Best Elite.

To continue searching for further integration, on April 25, 2012, our Board of Directors proposed an offer to the stockholders of Best Elite, thereby to obtain 64.97% stake of Best Elite by share purchase, subject to approval by R.O.C. governmental authorities. However, we can not assure you that we will be able to successfully consummate the acquisition of Best Elite or Hejian.

For the disclosure related to our tender offer of UMCJ, the contents of the Forms 6-K we furnished to the Commission on October 28, 2009 (File No. 001-15128) and December 21, 2009 (File No. 001-15128) are hereby incorporated by reference. After the tender offer which was held from October 29, 2009 to December 14, 2009, 403,368 shares of UMCJ were purchased, and we and AWL together held 94.79% of UMCJ shares. UMCJ then delisted from the Jasdaq Securities Exchange in accordance with its listing rules on March 19, 2010. Since not all of the outstanding equity securities of UMCJ were acquired, we initiated certain squeeze-out procedures as provided in the Japanese Companies Act. Pursuant to such procedures, as of the end of 2010, we, together with AWL, owned 100% of UMCJ. On May 19, 2011, we acquired the remaining shares of UMCJ from AWL, and AWL filed for liquidation on August 30, 2011.

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

Operate as a Customer-Driven Foundry. We plan to operate as a customer-driven foundry. The increasing complexity of 40- nanometer and more advanced technologies has impacted the entire chip industry, as ICs can now be designed with greater gate density and higher performance while incorporating the functions of an entire system. These advanced designs have created a new proliferating market of advanced mobile digital devices such as smart phones, which have decreased in size but greatly increased in functionality. We collaborate closely with our customers as well as partners throughout the entire supply chain, including equipment, electronic design automation tool and intellectual property, or IP, vendors to work synergistically toward each customer’s SoC solution. We also possess experience and know-how in system design and architecture to integrate customer designs with advanced process technologies and IP. We believe the result is a higher rate of first-pass silicon success for our SoC solutions. Our customer-driven foundry solutions begin with a common logic-based platform, where designers can choose the process technologies and transistor options that best fit their specific application. From there, technologies such as radio frequency complementary metal-oxide-semiconductor, or RF CMOS, and embedded Flash memories can be used to further fine-tune the process for customers’ individual needs. Furthermore, as IP has become critical resources for SoCs, our portfolio includes basic design building blocks as well as more complex IP of optimized portability and cost, developed both internally and by third-party partners. With advanced technology, a broad IP portfolio, system knowledge and advanced 300-millimeter manufacturing, we offer comprehensive solutions that help customers deliver successful results in a timely fashion.

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

Continue to Focus on High Growth Applications and Customers. We believe one measure of a successful foundry company is the quality of its customers. We focus our sales and marketing on customers who are established or emerging leaders in industries with high growth potential. Our customers include industry leaders such as Advanced Micro Devices, or AMD, Broadcom, Marvell, Infineon, MediaTek, Novatek, Realtek, SanDisk, STMicroelectronics, Texas Instruments, Freescale and Xilinx. We seek to maintain and expand our relationships with these companies. We strive to demonstrate to these customers the superiority and flexibility of our manufacturing, technology and service capabilities and to provide them with production and design assistance. We are also making efforts to further diversify our customer portfolio in order to maintain a balanced exposure to different applications and different customers. We believe these efforts strengthen our relationships with our customers and enhance our reputation in the semiconductor industry as a leading foundry service provider.

Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies. We believe that maintaining and enhancing our leadership in mass-producible semiconductor manufacturing technology is critical to attract and retain customers. Our reputation for technological excellence has attracted both established and emerging leaders in the semiconductor industries who work closely with us on technology development. In addition, we believe our superior processing expertise has enabled us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue building internal research and development expertise, to focus on process development and to establish alliances with leading and specialty semiconductor companies to accelerate access to next-generation and specialized technologies. For example, we introduced our 28-nanometer technology to customers in 2011 to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size. In 2011, we achieved more than 10 customers and tapeouts for our 28-nanometer technology in 2011 and delivered pilot production on this generation to our lead customer. We believe our progress in developing more advanced process technologies has benefited our customers in the fields of computers, communications, consumer electronics and others with special preferences in certain aspects of the products, such as the ultimate performance, density and power consumption.

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

As a step in our continuing expansion of our manufacturing complex in the Tainan Science Park in southern Taiwan, we completed the construction of our second 300mm fab in Taiwan in May 2009, and moved the equipment into this fab in July 2010. Total investments for this fab was around US$5 billion, with a maximum designed monthly production capacity of approximately 35,000 (300mm) wafers.

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2011.

	Fab 6A	Fab 8A	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 12A	Fab 12i	UMCJ
Commencement of volume production	1989	1995	1998	2000	1998	2000	2000	2002	2004	1996

Estimated full capacity(1)(2)	45,000 wafers per months	68,000 wafers per months	30,000 wafers per months	31,000 wafers per months	39,200 wafers per months	32,500 wafers per months	27,300 wafers per months	46,862 wafers per months	44,782 wafers per months	20,000 wafers per months

Wafer size	6- inch (150mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	12-inch (300mm)	12-inch (300mm)	8-inch (200mm)

(1)	Measured in stated wafer size.
(2)	The capacity of a fab is determined based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance and expected product mix.

The following table sets forth the size and primary use of our facilities and whether such facilities, including land and buildings, are owned or leased. Our land in the Hsinchu and Tainan Science Parks is leased from the R.O.C. government.

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)

Fab 6A, 10 Innovation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30076, R.O.C.	27,898/34,609 6-inch wafer production	6-inch wafer production	Leased (expires in December 2026)	Owned

Fab 8A, 3, 5 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	43,468/83,699 8-inch wafer production	8-inch wafer production	Leased (expires in March 2014)	Owned

Fab 8C, 6 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	24,678/71,427 8-inch wafer production	8-inch wafer production	Leased (expires in March 2016)	Owned

Fab 8D, 8 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	8,036/29,181 8-inch wafer production	8-inch wafer production	Leased (expires in March 2016)	Owned

Fab 8E, 17 Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	35,000/76,315 8-inch wafer production	8-inch wafer production	Leased (expires in February 2016)	Owned

Fab 8F, 3 Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	24,180/65,736 8-inch wafer production	8-inch wafer production	Leased (expires in February 2018)	Owned

Fab 8S, 16 Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30077, R.O.C.	20,404/65,614 8-inch wafer production	8-inch wafer production	Leased (expires in December 2023)	Owned

Fab 12A, 18, 20 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	113,661/350,597 12-inch wafer production	12-inch wafer production	Leased (expires in November 2030)	Owned

Fab 12i, 3 Pasir Ris Drive 12 Singapore 519528	85,737/142,169 12-inch wafer production	12-inch wafer production	Leased (expires in March 2031)	Owned

UMCJ, 1580, Yamamoto, Tateyama-City, Chiba, Japan	387,551/60,923 8-inch wafer production	8-inch wafer production	83% owned, 17% leased (expires in June 2049)	96% Owned, 4% Leased

United Tower, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	8,818/85,224 Administration office	Administration office	Leased (expires in March 2014)	Owned

Neihu Rd. office, 8F,68.Sec. 1,Neihu Rd., Taipei Taiwan 11493, R.O.C.	626/4,817 Administration office	Administration office	Owned	Owned

Testing Building, 1, Chin-Shan, St. 7, Hsinchu, Taiwan 30080, R.O.C.	10,762/41,318 Leased to several companies	Leased to several companies	Owned	Owned

R&D Building, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	42,000/47,501 Research and development	Research and development	Leased (expires in December 2023)	Owned

Nexpower, No.2, Houke S.Rd., Houli District, Taichung, Taiwan 42152, R.O.C.	94,016/78,212 Sun power production	Sun power production	Leased (expires in December 2026)	Owned

Topcell, No. 1560, Sec. 1 Zhongshan Rd., Guanyin Township,Taoyuan, Taiwan 32852, R.O.C.	16,873/35,643 6-inch cell production	6-inch cell production	Leased (expires in March 2018)	Leased (expires in March 2018)

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

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab, in 2011, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2009, 2010 and 2011:

		Year ended December 31, 2011 Range of	Year Ended December 31,
	Year of	Process)	2009	2010	2011
	Commencement of Operation	Technologies (in microns)	(in thousands of 8-inch wafer equivalents, except percentages)
Fab
Fab 6A	1989	0.5	328	332	303
Fab 8A	1995	0.5 to 0.25	816	816	813
Fab 8C	1998	0.35 to 0.13	402	366	359
Fab 8D	2000	0.13 to 0.09	270	314	364
Fab 8E	1998	0.5 to 0.18	408	410	469
Fab 8F	2000	0.18 to 0.13	381	387	388
Fab 8S	2000	0.18 to 0.13	300	303	307
Fab 12A	2002	0.18 to 0.040	888	842	1,128
Fab 12i	2004	0.13 to 0.065	815	1,022	1,192
UMCJ	1996	0.35 to 0.15	240	240	240
Total estimated capacity	—	—	4,848	5,031	5,563
Total output (actual)	—	—	3,362	4,713	4,370
Average capacity utilization	—	—	69.4%	93.7%	78.6%

The table below sets forth a breakdown of number and percentage of wafer output by process technologies in 2009, 2010 and 2011.

	Year Ended December 31,
	2009		2010		2011
	(in thousands of 8-inch wafer equivalents, except percentages)
Technology
40 nanometers and under	10	0.3%	65	1.3%	159	3.6%
65 nanometers	260	7.7	696	14.8	980	22.4
90 nanometers	605	18.0	584	12.4	333	7.6
0.13 micron	602	17.9	997	21.2	1,049	24.0
0.15 micron	269	8.0	367	7.8	134	3.1
0.18 micron	587	17.4	611	13.0	510	11.7
0.25 micron	76	2.3	144	3.0	165	3.8
0.35 micron	655	19.5	766	16.3	621	14.2
0.50 micron or higher	298	8.9	483	10.2	419	9.6

Total	3,362	100.0%	4,713	100.0%	4,370	100.0%

Capacity and Utilization

The fabs in Taiwan that we own directly are named Fab 6A, Fab 8A, Fab 8C, Fab 8D, Fab 8E, Fab 8F and Fab 8S, all of which are located in the Hsinchu Science Park in Taiwan, and Fab 12A, which is located in the Tainan Science Park in Taiwan. The fab in Singapore is named Fab 12i. The fab in Japan is named UMCJ.

Our average capacity utilization rate was 69.4% in 2009, 93.7% in 2010, and 78.6% in 2011.

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

Circuit Design. At this initial design stage, our engineers generally work with our customers to ensure that their designs can be successfully and cost-effectively manufactured in our facilities. We have assisted an increasing number of our customers in the design process by providing them with access to our partners’ electronic design analysis tools, intellectual property and design services as well as by providing them with custom embedded memory macro-cells. In our Silicon Shuttle program, we offer customers and intellectual property providers early access to actual silicon samples with their desired intellectual property and content in order to enable early and rapid use of our advanced technologies. The Silicon Shuttle program is a multi-chip test wafer program that allows silicon verification of intellectual property and design elements. In the Silicon Shuttle program, several different vendors can test their intellectual property using a single mask set, greatly reducing the cost of silicon verification for us and the participating vendors. The high cost of masks for advanced processes makes this program attractive to intellectual property vendors. ARM Limited, Faraday Technology Corp., or Faraday Technology, MIPS Technologies International, Virage Logic Corporation (acquired by Synopsys) and Synopsys Inc. have utilized our Silicon Shuttle program. In our Alliance Program, we coordinate with leading suppliers of intellectual property, design and ASIC services to ensure their offerings are available to our customers in an integrated, easy to use manner which matches customers’ need to our technologies. With a view to lowering customer design barriers, we expanded our design support functions from conventional design support to adding intellectual property development to complement third-party intellectual properties and to provide customers with the widest range of silicon-verified choices. Our offerings range from design libraries to basic analog mixed-mode intellectual properties which, together, have helped shorten our customer’s design cycle time.

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

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Infineon and STMicroelectronics, and leading fabless design companies, such as Xilinx, Broadcom, MediaTek, Realtek and Novatek. Although we are not dependent on any single customer, a significant portion of our net operating revenues have been generated from sales to a few customers. Our top ten customers accounted for approximately 60.3% of our net operating revenues in 2011. Set forth below is a geographic breakdown of our operating revenues in 2009, 2010 and 2011 by the location of our customers.

	Year Ended December 31,
Region	2009	2010	2011
Taiwan	35.8%	33.6%	33.1%
Singapore	24.2	28.8	24.8
China (include Hong kong)	2.6	3.4	4.2
Japan	2.6	2.1	1.9
USA	21.7	16.9	17.9
Others	13.1	15.2	18.1

Total	100.0%	100.0%	100.0%

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. Because we are an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. For 2011, net wafer sales represents 91.0% of our net operating revenue, and excludes revenue from testing, mask and other services. The following table presents the percentages of our net wafer sales by types of customers during the last three years.

	Year Ended December 31,
Customer Type	2009	2010	2011
Fabless design companies	79.2%	78.1%	75.8%
Integrated device manufacturers	20.8	21.9	24.2

Total	100.0%	100.0%	100.0%

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

For IP offerings, we work with several leading IP vendors from digital, memory and analog fields in the semiconductor industry, such as Faraday Technology Corp., Synopsys Inc., ARM Limited, Silicon Image Inc. Sidense Corp., and Kilopass Technology, to deliver quality IP blocks that have been silicon validated using our advanced processes. Our alliance programs with major electronic design automation vendors, such as Cadence, Magma, Mentor and Synopsys Inc., provide our customers with digital/analog reference design procedures and easy-to-use design solutions. By continuously enhancing our IP offerings, reference design procedures and design services through collaboration with major vendors, we aim to provide complete, accurate and user-friendly design solutions to our customers.

As a design moves into manufacturing production, we continue to provide ongoing customer support through all phases of the manufacturing process. The local account manager works with our customer service representative to ensure the quality of our services, drawing upon our marketing and customer engineering support teams as required.

We offer an online service, “MyUMC”, which gives our customers easy access to our foundry services by providing a total online supply chain solution. MyUMC offers 24-hour access to detailed account information such as manufacturing, engineering and design support documents through each customer’s own customized start page. The features that are available to customers through MyUMC include (i) viewing the status of orders from the start of production to the final shipping stages; (ii) designing layouts to shorten customers’ tape out time; (iii) collecting customer engineering requests; (iv) gathering and downloading documents for design purposes and (v) and accessing online in real-time the same manufacturing data used by our fab engineers. In addition, we have a system-to-system connecting services to provide direct data exchange between our system and our customers’ systems. These services, which include our “UMC Design View Room Cloud Service”, facilitate our design collaborations with our customers to help reduce the cost of chip designs and reduce the time to market. In order to continue to improve our information security management, our Information Technology Division received the certification of ISO/IEC 27001:2005 in March 2008.

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

Intellectual Property

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes and activities. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2011, we held 3,791 U.S. patents and 6,200 patents issued outside of the United States.

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

We have entered into various patent cross-licenses with major technology companies, including a number of leading international semiconductor companies, such as IBM, Renesas (and formerly Hitachi), Freescale (and formerly Motorola) and LSI. Our cross licenses may have different terms and expiry dates. Depending upon our competitive position and strategy, we may or may not renew our cross licenses and further, we may enter into different and/or additional technology and/or intellectual property licenses in the future.

Research and Development

We spent NT$8,044 million, NT$8,740 million, and NT$9,395 million (US$310 million) in 2009, 2010, and 2011, respectively, on research and development, which represented 8.8%, 6.9%, and 8.0%, respectively, of our net operating revenues for these periods. Our research and development efforts are mainly focused on delivering SoC foundry solutions that consist of the world’s leading process technologies, customer support services and manufacturing techniques. These resources provide our foundry customers with improved opportunities to develop SoC products that supply the global market. Our commitment to research and development can be illustrated by our 2011 research and development expenditures, which reached approximately 8.0% of net operating revenues. In June 2007, we completed the construction of a research and development center for nanometer technologies in the Tainan Science Park. The research and development center allows for seamless application of advanced process technology in the research and development phase to the manufacturing phase.

As of March 31, 2012, we employed 988 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

Our Investments

Depending on the market conditions, we intend to gradually reduce our investments through exchangeable bond offerings and other measures available to our company.

In December 2009, We issued two tranches of zero coupon exchangeable bonds due 2014. The two exchangeable bond offerings consist of $127.2 million bonds exchangeable into common shares of Unimicron Technology Corporation, or Unimicron, and $80 million bonds exchangeable into common shares of Novatek Microelectronics Corp., Ltd., or Novatek. As of December 31, 2011, no bonds had been exchanged into common shares of Unimicron and Novatek, respectively.

In 2009, we sold 2 million common shares of MediaTek for NT$809 million and did not have any common shares of MediaTek. In addition, we sold 12 million common shares of Unimicron Tech Corp. for NT$462 million.

In 2010, we sold 96 million common shares of Mega Financial Holding Company for NT$1,903 million.

In 2011, we sold 1 million, 1 million, 6 million, 5 million and 7 million common shares of Maxlinear, Inc., Alpha & Omega Semiconductor Ltd., Coretronic Corp., Epistar Corp., and Davicom Semiconductor , Inc. for NT$330 million (US$11 million), NT$305 million (US$10 million), NT$292 million (US$10 million), NT$277 million (US$9 million), and NT$205 million (US$7 million), respectively.

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

The following list sets forth some of the important awards that we received in environmental protection, safety and health.

•	Selected as a member of Dow Jones Sustainability Indexes for 4 years since 2008

•	Awarded “National Sustainable Development Award”, by National Council for Sustainable Development in 2011

•	Awarded “Industrial Sustainable Excellence Award”, by Industrial Development Bureau, Ministry of Economic Affairs in 2011

•	Awarded “Excellence Disclosure in CSR Report Award”, by Taiwan Stock Exchange Corporation in 2011

•	Awarded “Taiwan Corporate Sustainability Report Award” by Taiwan Institute for Sustainable Energy. (2008-2011)

•	Awarded “Enterprises Environmental Award of the Republic of China” by the Environmental Protection Administration of Executive Yuan, R.O.C. (totally 12 times since 2001)

•	Awarded “Excellent Performance in Waste Management and Resource Reduction, Recycle and Reuse” by the Environmental Protection Administration of Executive Yuan, R.O.C.(2011)

•	Awarded “Workplace Safety & Health Performance Awards- Silver Award” by Ministry of Manpower. (2011)

•	Awarded “Excellent Industrial Safety and Health Executive Organization of Hsinchu Science Park” by The Science Park Administration. (2011)

•	Awarded “Excellent Achievements in 2011 National Occupational Safety and Health Week” by Council of Labor affairs. (2011)

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

We are the leader in the foundry industry to complete the replacement of C2F6 with C3F8 of lower global warming potential in 2007. We estimate this replacement program helped reduce CO2 emissions by 132,000 metric tons in 2011. Furthermore, our introduction of C4F8 in 2008 further decreased the emission of CO2 in our production process reducing CO2 emissions by an estimated 250,000 metric tons in 2011.

We also support timely disclosure of carbon information and ensuring data quality. Since 2006, we have participated in the Carbon Disclosure Project formed by global institutional investors and disclosed our annual greenhouse gas emission volume, reduction goals and results. Moreover, we engage third-party verifiers to ensure the quality of the data. We completed verification on greenhouse gas emission and reduction records from 2000 to 2010 for all of our fabs in Taiwan. We plan to complete the 2011 GHG emissions data verification within this year.

In addition, our environmental efforts include the establishment of our New Business Development Center which will promote a low carbon economy by investing across the entire supply chain of the green technology industry, including renewable energy, solar energy, and new generation LED. The New Business Development Center will focus its primary investments on the LED and solar energy industries and such companies as LED lighting company Power Light Co. and photovoltaic engineering design company EverRich Energy Corporation.

Litigation

Hejian, a semiconductor manufacturer in Suzhou, China, was set up in December 2001. Soon after the establishment of Hejian, various rumors circulated that Hejian was set up by us. We immediately denied these rumors: we did not provide any capital nor did we transfer any technology to Hejian. Our company was found by the R.O.C. MOEA to be in violation of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area and fined in the amount of NT$5 million for our alleged investment in Hejian. Our appeal to the R.O.C. MOEA in relation to such fines was denied in late 2006. We filed an administrative lawsuit in December 2006 with the Taipei Administrative High Court to challenge the R.O.C. MOEA fine. In July 2007, the Taipei Administrative High Court revoked the R.O.C. MOEA’s decision and ruled in our favor. In August 2007, the R.O.C. MOEA filed an appeal with the Supreme Administrative Court. On December 10, 2009, the Supreme Administrative Court reversed the decision of, and remanded the case to, the Taipei High Administrative Court for a new trial on our administrative lawsuit. On July 21, 2010, the Taipei High Court ruled against us and we appealed to the Supreme Administrative Court on August 23, 2010. The Supreme Administrative Court rejected our appeal on December 19, 2011 and ruled against us. Since we already paid the fine on January 29, 2007, this case has been closed.

In February 2006, Taiwan Power Company, or TPC, filed a civil litigation case in Taiwan Hsinchu District Court against us and other Taiwan companies, claiming that (1) we and the other defendants collectively should pay electrical fees of NT$13.3 million with accrued interest to TPC, and (2) we pay electrical line fees of NT$21.2 million to TPC. On March 11, 2009, the Hsinchu District Court denied TPC’s claim and ruled in our favor. TPC filed an appeal with the Taiwan High Court on April 9, 2009. On July 13, 2010, the Taiwan High Court ruled against us and we filed an appeal to the Supreme Court on August 13, 2010. On December 30, 2010, the Supreme Court found our appeal to be legitimate, dismissed the Taiwan High Court’s judgment against us and remanded the case back to the Taiwan High Court for retrial. The Taiwan High Court ruled against TPC on July 5, 2011, and TPC filed an appeal with the Supreme Court. On October 12, 2011 the Supreme Court denied TPC’s appeal and ruled in our favor. This case has been closed in our favor.

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

Insurance

We maintain industrial all risk insurance for our buildings, facilities, equipment and inventories as well as third party properties. The insurance for fabs and their equipment covers losses from physical damage and business interruption up to their respective policy limits except for policy exclusions. We purchase directors and officers liability insurance for our board directors and executive officers, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for. We also maintain public liability insurance for losses to third parties arising from our business operations. We believe that our insurance arrangement is adequate to cover all major types of losses relevant to the semiconductor industry practice. However, significant damage to any of our production facilities, whether as a result of fire or other causes, could seriously harm our business.

C.	Organizational Structure

The following list shows our corporate structure as of December 31, 2011:

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2011
UMC Group (USA)	California, U.S.A.	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
TLC Capital Co., Ltd.	Taiwan, R.O.C.	100.00%
UMC New Business Investment Corp.	Taiwan, R.O.C.	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, R.O.C.	100.00%
UMC Japan	Japan	100.00%
UMC Investment (Samoa) Limited	Samoa	100.00%

Unitruth Investment Corp.	Taiwan, R.O.C.	100.00%
UMC Capital (U.S.A)	California, U.S.A.	100.00%
ECP VITA Ltd.	British Virgin Islands	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
Tera Energy Development Co., Ltd.	Taiwan, R.O.C.	100.00%
Green Field (Samoa) Limited	Samoa	100.00%
New Business Realty (Samoa) Limited	Samoa	100.00%
Nexpower Technology Corp.	Taiwan, R.O.C.	57.33%
Wavetek Microelectronics Corporation	Taiwan, R.O.C.	72.16%
United Lighting Opto-Electronic Inc.	Taiwan, R.O.C.	55.25%
United Lighting Opto-Electronic Investment (HK) Limited	China	55.25%
Power Light Investments Limited	Samoa	55.25%
Bao Lin (Shandong) Guang Dian Ke Ji You Xian Gongsi	China	55.25%
Everrich Energy Corp.	Taiwan, R.O.C.	90.61%
Everrich Energy Investment (HK) Limited	China	90.61%
Everrich (Shandong) Energy Co. (formerly Yongsheng (Shandong) Energy Co.)	China	90.61%
Unistars Corp.	Taiwan, R.O.C.	72.83%
Topcell Solar International Co. Ltd.	Taiwan, R.O.C.	70.09%
Smart Energy Enterprises Limited	China	90.61%
Smart Energy ShanDong Corporation	China	90.61%
Wavetek Microelectronics Investment (HK) Limited	China	72.16%
Newenergy Holding Limited	Samoa	57.33%
Futurepower Holding Limited	Samoa	57.33%
Nexpower (Shandong) Energy Co., Ltd	China	57.33%
NPT Holding Limited	Samoa	57.33%
NLL Holding Limited	Samoa	57.33%

Note :	On April 1, 2011, United Lighting Opto-Electronic Inc. merged with Power Light Tech Co., Ltd. After the merger, Power Light Tech Co., Ltd. was the surviving company and was renamed to United Lighting Opto-Electronic Inc.

D.	Property, Plants and Equipment

Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared in accordance with R.O.C. GAAP. You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. R.O.C. GAAP varies in certain significant respects from U.S. GAAP. These differences and their effects on our financial statements are described in Note 35 to our audited consolidated financial statements included in this annual report.

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2011 have been translated into U.S. dollar amounts using US$1.00 = NT$30.27, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2011. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

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

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, revenues varied significantly over this period. It can take several years to plan and construct a fab and bring it to operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs or acquiring existing fabs in response to anticipated demand growth for semiconductors. In addition, after commencement of commercial operations, fabs can increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent a proportional growth in demand, this increase in supply often results in semiconductor manufacturing overcapacity, which has led to a sharp decline in semiconductor prices and significant capacity under-utilization. Our average capacity utilization rate was 69.4% in 2009, 93.7% in 2010 and 78.6% in 2011. We believe that our results in 2009, 2010 and 2011 reflect the ongoing uncertainty in the global economy, conservative corporate information technology spending and low visibility with respect to end market demand.

Pricing

We price our products on either a per die or a per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we in general review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed, fluctuations in our products’ average selling prices historically have had a substantial impact on our margins. Our average selling price increased approximately 2.3% from 2010 to 2011, mainly due to a change in our product mix.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to compete effectively with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2009, 2010 and 2011, approximately 67.2%, 61.5%, and 63.8%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate was 69.4% in 2009, 93.7% in 2010 and 78.6% in 2011. Utilization rates were primarily affected by global macroeconomic factors. Other factors affecting utilization rates are efficiency in production facilities, product flow management, the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply and fire or natural disaster.

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

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We began our volume production with 90 nanometer and 65 nanometer technologies in 2004 and 2006, respectively. We started 40-nanometer production in the first half of 2009. These types of technology migration require continuous capital and research and development investment. Because developing and acquiring advanced technologies involve substantial capital investment, we expect to continue to spend a substantial amount of capital on upgrading our technologies and capabilities. We introduced our 28-nanometer technology to customers in 2011 to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size.

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

In recent years many developed and developing countries have listed energy saving and carbon reduction as primary administrative policies to tackle the challenge of potential energy shortages in future. Technologies for renewable energy and energy saving are expected to become a focus in future technology development and the growth of green energy related industries is predictable. On August 24, 2009, our Board of Directors approved the establishment of our New Business Development Center and its 100% owned subsidiary, UMC New Business Investment Corporation. We established the New Business Development Center to capitalize on high growth and high profit in potential industries such as solar, light-emitting diode, LED, and semiconductor through timely strategic investment. Although our revenues from the solar and LED section have been adversely affected by short-term market conditions, we believe that the long-term potential of solar and LED sectors still appears promising. As we believe that these two sectors have great potential for growth, we have invested an additional NT$3 billion to our UMC New Business Investment Corporation in 2011 that will primarily be allocated to research and development and capital expenditures for the solar and LED sectors. As of December 31, 2011, the paid-in capital of the UMC New Business Investment Corporation is NT$4.5 billion. As key proficiencies mature and resource integration is complete, the new energy business is expected to become one of our core businesses. We expect these measures will position us well for future growth.

We have from time to time disposed of investments for financial, strategic or other purposes in recent years. See “Item 4. Information on the Company—B. Business Overview—Our Investments” for a description of our investments.

Treasury Share Programs

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. In 2009, 2010, and 2011, we purchased an aggregate of 300 million, 300 million, and nil, respectively, of our shares under these plans. From December 17, 2008 to February 16, 2009, we purchased 300 million of our shares at an average price of NT$7.98 per share to transfer to employees. From February 3, 2010 to April 2, 2010, we purchased 300 million of our shares at an average price of NT$16.15 per share to transfer to employees. Of the repurchased shares, 97 million, 78 million and 64 million shares were purchased by our employees in December 2007, December 2009, and December 2010, respectively; 556 million shares in aggregate were canceled in 2008.

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

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured. Most of our sales transactions have shipping terms of Free Carrier, or FCA, by which title and the risk of loss or damage for the shipment are transferred to the customer upon delivery of the product to a carrier approved by the customer.

Allowance for sales returns and discounts are estimated based on the information of customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectability. Such allowances are recorded in the same period in which sales are made. Shipping and handling costs are included in sales expenses.

Allowance for Doubtful Accounts

Prior to December 31, 2010, recognition of an allowance for doubtful accounts was based on historical experience in analyzing the aging and determining the collectability of notes, accounts and other receivables as of the balance sheet date. Effective January 1, 2011, we first assess as of balance sheet date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant. If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually. For notes, accounts and other receivables other than those mentioned above, we group those assets with similar credit risk characteristics and collectively assess them for impairment. If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss. The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. Considerable judgment is required in assessing the ultimate realization of these receivables including the current credit worthiness and the past collection history of each customer. A deterioration of economic conditions either in the R.O.C. or in other major overseas markets may contribute to the deterioration of financial conditions of our customers, resulting in an impairment of their ability to make payments.

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

Income Taxes

Most of our existing tax benefits arise from investment tax credits, and others from net operating loss carry-forward and temporary differences. We recognize these tax benefits as deferred tax assets. Income tax expense or benefit is recognized when there is a net change in deferred tax assets and liabilities. A valuation allowance is recorded to reduce our deferred tax assets to the extent that we believe it is more likely than not that the tax benefits will not be realized. The assessment of the valuation allowance involves subjective assumptions and estimates as it principally depends on the estimation of future taxable income. If future taxable income is lower than expected due to future market conditions or other reasons or in the event we determine that we will not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets valuation allowance may be required with the adjusting amount charged to income in this period. Likewise, should future taxable income be higher than expected due to future market conditions or other reasons or in the event we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to our deferred tax assets valuation allowance would increase income in this period.

Long-lived Assets Impairment

We review the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the long-lived assets might not be recoverable. Such review may include assessing whether there is a significant decrease in market values of long-lived assets or significant deterioration of market conditions to indicate the carrying value of such assets may not be recovered through future cash flows, any change in the use of long-lived assets to negatively affect their fair values, and any obsolescence issues that would lead to a lower fair value determination. If there is an indication that an asset might be impaired, we proceed with a further impairment test, which is performed for asset groups related to the lowest level of identifiable independent cash flows. We compare the carrying amount with the recoverable amount derived from discounted cash flow analysis to determine whether the asset is impaired and recognize impairment loss to the extent that its carrying amount exceeds its recoverable amount. If there is evidence that impairment losses recognized previously no longer exists, or has diminished, and the recoverable amount of the long-lived assets increases because of an increase in the asset’s estimated service potential, the amount of loss may be reversed to the extent that the resulting carrying value should not exceed the carrying value had no impairment loss been recognized in prior years.

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

Goodwill Impairment

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

Net pension costs of the defined benefit plan are recorded based on an independent actuarial valuation. Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. We recognize expenses from the defined contribution pension plan in the period in which the contribution becomes due.

Investments in Debt and Equity Securities

In accordance with R.O.C. GAAP, equity securities over which we exercise no significant influence or control and with readily determinable fair values and debt securities are to be classified as financial assets at fair value through profit or loss, or FVTPL, available-for-sale or held-to-maturity securities. Debt securities that we have the intent and ability to hold to maturity are classified as held-to-maturity securities and reported at their amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as FVTPL and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or FVTPL are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses reported in other comprehensive income under stockholders’ equity. Unrealized losses that are deemed to be other than temporary are charged to earnings. For individual securities classified as either available-for-sale or held-to-maturity, we consider, among other factors, information concerning significant adverse changes in market conditions in which the investee operates and operating issues specific to the investee in determining whether a decline in value is temporary. In general, we consider a decline in market value below cost for a continuous period of six months to be other than temporary unless there is persuasive evidence to the contrary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value with a charge against earnings.

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

Employee Stock Options

Under R.O.C. GAAP, for stock options granted before January 1, 2008, we apply the intrinsic value method to recognize the difference between the market price of the stock at grant date and the exercise price of the employee stock option as compensation expense. For stock options granted on or after January 1, 2008, we recognize compensation cost using the Black-Scholes option- pricing model in accordance with R.O.C. SFAS No. 39 “Accounting for Share-Based Payment”, or R.O.C. SFAS 39. The Black-Scholes option-pricing model requires the use of input assumptions, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. We applied the historical realized volatility, which calculates volatility based on the historical stock price volatility over the time period equal to the expected term of the employee stock option, in estimating expected volatility because our shares have been publicly traded for a long time. We determined the expected term based on historical stock option exercise data and we used the historical pattern of dividend yield for estimating the expected dividend of the underlying employee stock options. For entities based in jurisdictions outside the United States, the risk-free interest rate is the implied yield of zero-coupon government bonds currently available in the market in which the shares are primarily traded. Hence, we use the average yield of Taiwan Government Bond with the remaining term similar to the expected option term as the risk-free interest rate. We adjust employee stock option expenses on an annual basis for changes in expected forfeitures based on the examination of latest employee stock option forfeiture activity. The effect of adjusting the forfeiture rate used for expense amortization is recognized in the corresponding period in which the expected forfeiture rate is changed.

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

Our total depreciation expenses were NT$33,530 million, NT$29,951 million and NT$31,915 million (US$1,054 million) in 2009, 2010 and 2011, respectively.

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

•	other income, which has been primarily derived from our branch’s grant income received from the government in Singapore and donation income from our equity investee.

Our non-operating expenses principally consist of:

•

loss on valuation of financial assets and liabilities, which have been primarily derived from disposal of and changes in the values of financial assets and liabilities classified as FVTPL according to R.O.C. SFAS 34;

•	investment loss accounted for under the equity method, which has been primarily derived from the recognition of investee companies’ net loss based on the percentage of their ownership we hold; and

•	impairment loss, which have been primarily derived from the loss recognized in long-term investments and long-lived assets.

Taxation

Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of four or five years following each such capital increase. This tax exemption resulted in tax savings of approximately NT$766 million, NT$990 million, and NT$292 million (US$10 million) in 2009, 2010 and 2011, respectively. Our tax rate was 17 % in 2011, the same rate applicable to companies outside the Hsinchu Science Park, and the statutory tax rate has been changed from 25% to 17% effective January 1, 2010.

We also benefit from other tax incentives generally available to technology companies in Taiwan, including tax credits applicable against corporate income tax that range from 30% to 50% of the amount of certain research and development and employee training expenses and 5% to 20% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately nil, NT$947 million and NT$301 million (US$10 million) in 2009, 2010 and 2011, respectively.

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$651 million, NT$1,606 million and NT$913 million (US$30 million) of tax expense in 2009, 2010 and 2011, respectively. Our effective income tax rate in 2011 was 9.74%.

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

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Year Ended December 31,
	2009	2010	2011
Net operating revenues	100.0%	100.0%	100.0%
Cost of goods sold	(83.1)	(70.8)	(81.8)

Gross profit	16.9	29.2	18.2

	Year Ended December 31,
	2009	2010	2011
Operating expenses:
Sales and marketing	(3.1)	(2.0)	(2.9)
General and administrative	(3.0)	(2.9)	(2.9)
Research and development	(8.8)	(6.9)	(8.0)

Operating income	2.0	17.4	4.4
Net non-operating income (loss)	(0.2)	2.7	3.6

Income before income tax and minority interests	1.8	20.1	8.0
Income tax expense	(0.7)	(1.3)	(0.7)
Extraordinary gain	0.7	0.1	—

Net income	1.8	18.9	7.3

Attributable to:
the Company	4.2	18.9	9.1
minority interests	(2.4)	(0.0)	(1.8)

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net operating revenues. Net operating revenues decreased by 7.7% from NT$126,442 million in 2010 to NT$116,703 million (US$3,855 million) in 2011 primarily due to a decrease in volume of products shipped.

Cost of goods sold. Cost of goods sold increased by 6.6% from NT$89,518 million in 2010 to NT$95,417 million (US$3,152 million) in 2011 primarily due to the decrease of the utilization rate from 93.7% in 2010 to 78.6% in 2011 as a result of decreased customer demand.

Gross profit and gross margin. Gross margin decreased from 29.2% in 2010 to 18.2% in 2011 primarily due to the lower utilization rate in 2011.

Operating income and operating margin. Operating income decreased from NT$22,020 million in 2010 to NT$5,180 million (US$171 million) in 2011. Our operating margin decreased from 17.4% in 2010 to 4.4% in 2011. The decrease in operating margin is largely due to a decrease in gross margin. Operating expenses increased by 8.1% from NT$14,904 million in 2010 to NT$16,106 million (US$532 million) in 2011.

Sales and marketing expenses. Our sales and marketing expenses increased by 31.3% from NT$2,566 million in 2010 to NT$3,369 million (US$111 million) in 2011. The increase in sales and marketing expenses was mainly due to an increase in sample expenses and bad debt expenses. Our sales and marketing expenses as a percentage of our net operating revenues increased slightly from 2.0% in 2010 to 2.9% in 2011.

General and administrative expenses. Our general and administrative expenses decreased by 7.1% from NT$3,598 million in 2010 to NT$3,342 million (US$111 million) in 2011 primarily as a result of a decrease in personnel expenses. Our general and administrative expenses as a percentage of our net operating revenues was equal to 2.9% in 2010 and 2011, respectively.

Research and development expenses. Our research and development expenses increased by 7.5% from NT$8,740 million in 2010 to NT$9,395 million (US$310 million) in 2011. The increase in research and development expenses resulted primarily from an increase in research and development wafer expenses and mask expenses. Our research and development expenses as a percentage of our net operating revenues increased from 6.9% in 2010 to 8.0% in 2011.

Net non-operating income. Net non-operating income increased by 24.9% from income of NT$3,364 million in 2010 to NT$4,200 million (US$139 million) in 2011, mainly due to an increase in gain on valuation of financial liabilities from loss of NT$(665) million in 2010 to gain of NT$1,341 million (US$44 million) in 2011, an increase in other income from NT$1,019 million in 2010 to NT$2,055 million (US$68 million) in 2011 and an increase in impairment loss from NT$114 million in 2010 to NT$2,246 million (US$74 million) in 2011.

Net income attributable to the Company. Due to the factors described above, we incurred a net income of NT$23,899 million in 2010, compared with a net income of NT$10,610 million (US$351 million) in 2011.

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

Operating income and operating margin. Operating income increased substantially from NT$1,847 million in 2009 to NT$22,020 million in 2010. Our operating margin increased from 2.0% in 2009 to 17.4% in 2010. The increase in operating margin is largely due to an increase in gross margin. Operating expenses increased by 9.9% from NT$13,568 million in 2009 to NT$14,904 million in 2010.

Sales and marketing expenses. Our sales and marketing expenses decreased by 8.4% from NT$2,800 million in 2009 to NT$2,566 million in 2010. The decrease in sales and marketing expenses was mainly due to a decrease in IP royalty expenses. Our sales and marketing expenses as a percentage of our net operating revenues decreased slightly from 3.1% in 2009 to 2.0% in 2010.

General and administrative expenses. Our general and administrative expenses increased by 32.1% from NT$2,724 million in 2009 to NT3,598 million in 2010 primarily as a result of an increase in personnel expenses. Our general and administrative expenses as a percentage of our net operating revenues decreased slightly from 3.0% in 2009 to 2.9% in 2010.

Research and development expenses. Our research and development expenses increased by 8.7% from NT$8,044 million in 2009 to NT$8,740 million in 2010. The increase in research and development expenses resulted primarily from an increase in personnel expenses. Our research and development expenses as a percentage of our net operating revenues decreased from 8.8% in 2009 to 6.9% in 2010.

Net non-operating loss. Net non-operating income (loss) increased by 2,027.9% from loss of NT$(174) million in 2009 to income of NT$3,364 million in 2010, mainly due to a decrease in impairment loss from NT$4,007 million to NT$114 million, a decrease in gain on valuation of financial assets from NT$513 million to nil and an 42.8% increase in dividend income from NT$941 million to NT$1,344 million.

Net income attributable to the Company. Due to the factors described above, we incurred a net income of NT$3,874 million in 2009, compared with a net income of NT$23,899 million in 2010.

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

We have financed our capital expenditure requirements in recent years with cash flows from operations as well as from bank borrowings, the issuance of bonds and equity-linked securities denominated in NT dollars and U.S. dollars. We incurred capital expenditures of NT$17,618 million, NT$61,323 million, and NT$53,326 million (US$1,762 million) in 2009, 2010 and 2011, respectively, requiring a significant amount of funding from financing activities. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows. Cash flows significantly exceed operating income, reflecting the significant non-cash depreciation expense. We generated cash flows from operations of NT$32,422 million, NT$53,495 million and NT$41,654 million (US$1,376 million) in 2009, 2010 and 2011, respectively.

On May 24, 2011, we issued US$500 million aggregate principal amount of currency linked zero coupon convertible bonds due 2016. Each bond, at the option of the holder, will be convertible into our ADS. The proceeds of this offering will be used for purchasing machinery and equipment. As of December 31, 2011, no bonds had been converted into our ADS, and we have repurchased and cancelled US$64 million principal amount of these bonds in the open market transactions.

As of December 31, 2011, we had NT$49,070 million (US$1,621 million) of cash and cash equivalents and NT$696 million (US$23 million) of FVTPL, current. Cash equivalents included reverse repurchase agreements with banks in Taiwan for commercial paper, government bonds, or other highly secure assets for short-term liquidity management. These agreements bore interest rates ranging from 0.14% to 0.17%, 0.25% to 0.41% and 0.45% to 0.62% in 2009, 2010 and 2011, respectively. The terms of these agreements were typically less than two weeks. As of December 31, 2009, 2010, and 2011, we held reverse repurchase agreements in the amount of NT$8,777 million, NT$3,757 million and NT$3,532 million (US$117 million) million, respectively.

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

Operating Activities

Our operating activities generated cash of NT$41,654 million (US$1,376 million) in 2011. Cash generated from our operating activities for 2011 significantly exceeded net income due to the add-back of non-cash items, such as depreciation and amortization in the amount of NT$32,371 million (US$1,069 million). Cash generated by operating activities decreased from NT$53,495 million in 2010 to NT$41,654 million (US$1,376 million) in 2011, primarily due to a decrease in cash collected from our customers.

Investment Activities

Net cash used in our investment activities was NT$55,120 million (US$1,821 million) in 2011. In 2011, we used cash of NT$53,326 million (US$1,762 million) to purchase equipment primarily used at our fabs. This was offset by the net cash provided by acquisition and disposal of available-for-sale financial assets of NT$3,005 million (US$99 million).

Financing Activities

Net cash provided by our financing activities was NT$9,923 million (US$328 million) in 2011. We drew down bank loans of NT$13,156 million (US$435 million), issued convertible bonds of NT$14,423 million (US$476 million), paid cash dividends of NT$14,016 million (US$463 million) and repaid long-term loans of NT$3,457 million (US$114 million).

We had NT$9,412 million (US$311 million) outstanding short-term loans as of December 31, 2011. We had total availability under existing short-term lines of credit of NT$19,609 million (US$648 million) as of December 31, 2011.

We had bonds payable of NT$17,405 million (US$575 million) in the aggregate as of December 31, 2011.

As of December 31, 2011, our outstanding long-term debts primarily consisted of NT$613 million unsecured and NT$3,237 million secured long-term bank loans due in 2013, NT$600 million secured long-term bank loans due in 2014, NT$1,000 million unsecured and NT$1,670 million secured long-term bank loans due in 2015, and NT$2,000 million unsecured and NT$2,581 million secured long-term bank loans due in 2016. The interest rates of our long-term bank loans range from 1.14% to 2.30%.

As of December 31, 2011, the current portion of bonds due within one year was NT$5,420 million (US$179 million), and the current portion of long-term bank loans due within one year was NT$2,582 million (US$85 million).

Capital Expenditures

We have entered into several construction contracts for the expansion of our factory space. As of December 31, 2011, these construction contracts amounted to NT$4,255 million (US$ 141 million) with an unaccrued portion of the contracts of NT$1,067 million (US$35 million).

In 2011, we spent approximately NT$53,326 million (US$1,762 million) primarily to purchase equipment for research and development and production purposes.

We continue to maintain high levels of capital expenditures as we believe there are promising opportunities for 28 - nanometer and 40 - nanometer technologies. We continue to devote most of our capital expenditure to improvement of advanced technology within 12-inch fabs. We will focus on our addressable markets (i.e., 40 & 28 - nanometer) and continue to build up our production capacity. We believe our 28 - nanometer technology progress will propel our advanced process growth, strengthen our future competitiveness, and enhance our portfolio of comprehensive foundry solutions available to our customers.

We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure requirements at least through the end of 2012. We also expect to fund a portion of our capital requirements in 2012 through the cash provided by operating activities. Due to rapid changes in technology in the semiconductor industry, however, we have frequent demand for investment in new manufacturing technologies. We cannot assure you that we will be able to raise additional capital, should that become necessary, on terms acceptable to us, or at all. If financing is not available on terms acceptable to us, management intends to reduce expenditures so as to delay the need for additional financing. To the extent that we do not generate sufficient cash flows from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings to finance our working capital needs or our future expansion plans. The sale of additional equity or equity-linked securities may result in additional dilution to our stockholders. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our products and change in our product mix, which in turn may be adversely affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the average selling prices of our products. The average selling prices of our products have been subjected to downward pressure in the past and are reasonably likely to be subject to further downward pressure in the future. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

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

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differs in certain significant respects from U.S. GAAP. Such differences include methods for measuring the amounts shown in the financial statements and additional disclosures required by U.S. GAAP Note 35 to our audited financial statements, included in this annual report, provides a discussion and quantification of the differences between R.O.C. GAAP and U.S. GAAP as they related to us. We provide a summary of material differences included therein below.

The following table sets forth a comparison of our net income and stockholders’ equity in accordance with R.O.C. GAAP and U.S. GAAP for the periods indicated.

	Year Ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in millions)
Consolidated net income
Consolidated net income, R.O.C. GAAP	1,671	23,846	8,467	280
U.S. GAAP adjustments
Compensation	(804)	(397)	(106)	(4)
Equity investees	(35)	(42)	(11)	—
Investments in debt and equity securities	(830)	(234)	(210)	(7)
Convertible bond liabilities			21	1
Goodwill and Business Combinations	—	452	(1,308)	(44)
Treasury stock and related disposal	—	(81)	(179)	(6)
Inventory	362	—	—	—
Tax effect of U.S. GAAP adjustments	—	—	(69)	(2)

Consolidated net income, U.S. GAAP	364	23,544	6,605	218

Stockholders’ equity
Stockholders’ equity, R.O.C. GAAP	214,096	225,136	212,125	7,008
Compensation	65	32	4	—
Equity investees	(150)	(142)	(261)	(9)
Investments in debt and equity securities	1,717	1,765	1,669	55
Convertible bond liabilities	—	—	(522)	(17)
Goodwill and Business Combinations	(8)	1,301	(8)	—
Treasury stock and related disposal	(2,769)	(2,624)	(2,044)	(68)
Pension	289	(345)	(254)	(8)
Tax effect of U.S. GAAP adjustments	—	—	(69)	(2)

Stockholders’ equity, U.S. GAAP	213,240	225,123	210,640	6,959

The differences between R.O.C. GAAP and U.S. GAAP that have a material effect on our net income and stockholders’ equity under R.O.C. GAAP were described as follows:

Compensation Expenses

Pursuant to our articles of incorporation, we are required, under certain circumstances, to distribute a certain percentage of unappropriated earnings as employee bonus and remuneration to directors. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Remuneration to directors is settled in cash. Our Articles of Incorporation specifies that employee bonus can be settled in cash or shares or a combination of both. Under both R.O.C. and U.S. GAAP, employee bonus is charged to compensation expense and accrued based on management’s estimate. The employee bonus is initially accrued as at the year-end based on management’s estimate according to our Article of Association with adjustment in the subsequent year after stockholders’ approval. Compensation expense relating to stock bonus is determined based on the fair market value of our common stock on the grant date. According to the R.O.C. ARDF

Interpretation 96-052, “Accounting for Employee Bonus and Remunerations to Directors and Supervisors”, compensation expense relating to stock bonus is determined based on the fair value of our common stock at the date before the stockholders’ meeting. Under U.S. GAAP, compensation expense relating to stock bonus is measured at the fair market value on the date of stock distribution.

Under R.O.C. GAAP, we apply the intrinsic value method to recognize compensation cost for employee stock options granted before January 1, 2008. For stock options granted on or after January 1, 2008, we adopted R.O.C. SFAS 39 to recognize compensation cost using the fair value method, which is consistent with U.S. GAAP. We amortized share-based compensation expense over the vesting period based on the grant-date fair value. The fair value of liability awards is re-measured at each reporting date with fair value changes charged to compensation expenses accordingly. Compensation expense is recognized on a graded-vesting basis over the requisite service period of the options.

Investments in Debt and Equity Securities

Under R.O.C. GAAP, investment in restricted stock, for which sale is restricted by governmental or contractual requirement is accounted for as an available-for-sale security, or a cost method investment and its fair value should be adjusted for the effect of restriction. Under U.S. GAAP, however, if the restricted investment does not meet the definition of an equity security with readily determinable fair value, it is accounted for as a cost method investment. Before 2011, our restricted investments were classified as cost method investments both under R.O.C. GAAP and U.S. GAAP. In 2011, these restricted investments are reclassified as available-for-sale securities under U.S. GAAP as the period of restriction terminates within one year from the reporting date.

When we lose our significant influence on an investment accounted for under the equity method and reclassify it as an available-for-sale security, the proportionate share of an investee’s equity adjustments for other comprehensive income should remain as a part of the carrying amount of the investment under R.O.C. GAAP and the dividends received from the available-for-sale security which were declared from pre-acquisition profits are deducted from the cost of the security. However, under U.S. GAAP, all of the investee’s equity adjustments for other comprehensive income should be offset against the carrying amount of the investment at the time significant influence is lost, and the dividends received from the available-for-sale security are accounted for as dividend income.

Our ownership interest in a subsidiary or equity investee may change, for example, (1) when an equity investee or a subsidiary issues additional shares and we subscribe for these shares at a percentage higher or lower than its current ownership percentage in the equity investees or subsidiaries, (2)when the employees of our subsidiaries or equity investees exercise their stock options, or (3)when the convertible bondholders of our subsidiaries or equity investees exercise their conversion rights. Under R.O.C. GAAP, the change in tour proportionate share in the net assets of our equity investees or subsidiaries resulting from the issuance of additional shares of the investee’s stock, at the rate not proportionate to our existing equity ownership in such investees, is recorded to the additional paid-in capital and long-term investments account for an equity method investee, or noncontrolling interest for a subsidiary. Under U.S. GAAP, pursuant to ASC 810-10-45, Noncontrolling Interests in a Subsidiary, a change in our ownership interest in a subsidiary that does not result in a change of control shall be accounted for as equity transactions. Nevertheless, a dilution of ownership interest in an equity-method investee is recognized as a gain or loss, while an increase of ownership interest is accounted for as additional acquisition interest in an equity method investee, with the difference between the total cost of the additional investment and the proportionate share of the fair value of net assets treated as equity method goodwill.

In December 2009 and June 2010, we acquired additional ownership interests in one of our subsidiaries. Under R.O.C. GAAP, the acquisition was accounted for using the purchase method of accounting. However, under U.S. GAAP, the acquisition was accounted for as an equity transaction. Under U.S. GAAP the difference between the fair value of the consideration paid and the book value of the noncontrolling interests is adjusted against stockholders’ equity.

In June 2010, a non-affiliated company invested for newly issued shares of one of our consolidated entities, which reduced our ownership interest from 100% to 50%. Due to this transaction, we jointly controlled the entity and accounted for the entity as a joint venture. Under R.O.C. GAAP, the reduction of equity interest is adjusted against additional paid-in capital. However, under U.S. GAAP, we accounted for the transaction as a deconsolidation of a subsidiary and remeasured the remaining holding interests by recognizing a loss in net income attributable to us.

Under R.O.C. GAAP, when an investor company holds 20% or more of an investee company’s outstanding voting securities but without the controlling power, unless it is evidenced that the investor company does not have significant influence over the investee company, the investor’s investment in the investee company’s equity securities, including preferred shares, shall be accounted for using the equity method. When an investor company invests in preferred stock of an investee company, equity method accounting is necessary if the investor has the ability to exercise its significant influence over the investee. Therefore, when determining the excess of cost of investment over underlying equity in net assets of the investee, and recognizing subsequent pick up of equity method gains or losses, we take these preferred shareholdings into consideration. In addition, excess of investment cost over the underlying net assets will be treated as equity-method goodwill as a component of the carrying value of the equity-method investment. If, however, there is excess of underlying net assets over the investment cost, the investee’s non-current assets, as components of the equity-method investment balance, will be subject to pro rata reduction with the remaining unallocated bargain purchase recognized immediately as an extraordinary gain.

Under U.S. GAAP, however, equity-method accounting generally applies only to investments in common stock and in-substance common stock that give the investor the ability to exercise significant influence over operating and financial policies of an investee. U.S. GAAP may also require the Company’s other forms of investments, including preferred equities, to pick up losses when the investment in common stock and in-substance common stock is reduced to zero. Pursuant to ASC 323-10-15-13, in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. An investor must consider all of the characteristics of the securities: subordination, risk: and rewards of ownership and obligation to transfer value, when determining whether an investment in an entity is substantially similar to an investment in an entity’s common stock.

In December 2011, after considering all the above mentioned characteristics, we conclude that our investment in an investee’s preferred shares is not in-substance common stock. Therefore, under U.S. GAAP the investment of preferred shares was reclassified from long-term investment accounted for under the equity method to financial assets measured at cost. We also reversed the effects of the pro rata reduction for the bargain purchase recognized, and recognized an equity-method goodwill as a component of the equity-method investment balance for our investment in common stocks.

Convertible Bond Liabilities

We issued convertible bonds in May 2011. Under R.O.C. GAAP, the bonds contain both a liability component and an equity component. The conversion right is classified in stockholders’ equity at its fair value at issuance. Under U.S. GAAP, the conversion right was determined to be a contract indexed to our own stock and, if it existed on a freestanding basis, would be classified in stockholders’ equity, meeting the scope exception described in ASC 815-10-15-74. As such, the conversion right is not considered to be a derivative instrument that is required to be bifurcated from the host contract.

In addition, under R.O.C. GAAP, the issuance costs are allocated proportionally to the equity and liability components. The amount allocated to the equity components is accounted for as a reduction of equity as well as the amount allocated to the liability component is accounted for as a bond discount. The issuance costs allocated to the liability component are amortized over the contractual life of the bonds using the effective interest rate method. Under U.S. GAAP, however, the entire issuance costs are reported as deferred charges and amortized over the contractual life of the bonds using the effective interest rate method.

Based on the above differences, we reclassified the equity component under R.O.C. GAAP to bonds payable under U.S. GAAP, and reclassified the issuance costs which are allocated to the liability and equity component under R.O.C. GAAP to deferred charges under U.S. GAAP. We also adjusted the differences resulting from the subsequent amortization of the bond discount and deferred charges as well as the subsequent redemption of the bonds.

Goodwill and Business Combinations

In accordance with R.O.C. GAAP, goodwill is measured separately on each acquisition, and it excludes goodwill in non-controlling interest. In a step acquisition, the acquirer does not re-measure its previously held equity interest in the acquiree, therefore, the acquisition does not result in gains or losses from re-measurements. Goodwill is not amortized and is subject to annual impairment tests or whenever events and circumstances change indicating goodwill may be impaired. The assessment of impairment includes identifying the goodwill-allocated cash generating unit (CGU), determining the recoverable amount of CGU by using a discounted cash flow analysis, and ultimately comparing the recoverable amount with the carrying amount of CGU including goodwill. If the CGU’s carrying amount is greater than its recoverable amount, an impairment loss is recognized. The impairment of goodwill cannot be reversed. When the fair value of identifiable net assets acquired exceeds the cost, the difference should be assigned to non-current assets acquired (except for financial assets not under equity method, assets to be disposed, deferred tax assets, prepaid pension or other retirement benefits cost) proportionate to their respective fair values. If these assets are all reduced to zero value, the remaining excess should be recognized as extraordinary gain.

Under U.S. GAAP, in a business combination achieved in stages, the acquirer shall re-measure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss. The acquirer shall recognize goodwill, or gain on bargain purchase, as of the acquisition date measured as the excess of (a) the aggregate of: (i) the consideration transferred, (ii) the fair value of any non-controlling interest in the acquiree, plus (iii) the fair value of any previously held equity interest in the acquiree; over (b) the fair value of identifiable assets acquired and the liabilities assumed on the acquisition date. Goodwill is not amortized and is subject to an annual impairment test or more frequently when events and circumstances indicate a possible impairment may exist. The first step of the impairment test is to compare the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test compares the implied fair value of the reporting unit goodwill with its carrying value. If the carrying amount of goodwill exceeds its fair value, and impairment loss is recognized on the consolidated statements of income equal to the excess. Impairment of goodwill cannot be subsequently reversed. Any bargain purchase gain is immediately recognized in earnings.

On November 30, 2010, we acquired additional stocks issued by one of our equity investee, which increased our ownership interest from 45.79% to 57.67%. Prior to the acquisition date, we accounted for its 45.79% interest as an equity-method investment. As a result of the acquisition, we obtained control of the acquiree and the results of the acquiree’s operations have been included in the consolidated financial statements since that date.

Under R.O.C. GAAP, a change in our proportionate share in the net assets of an equity investee resulting from our acquisition of additional stock issued by the equity investee at a rate not proportionate to our existing equity ownership is charged to the additional paid-in capital and long-term investments accounts. However, under U.S. GAAP, the acquisition of a controlling interest in acquiree is regarded as a business combination. Under U.S. GAAP, the sum of the fair value of the consideration transferred, non-controlling interests and equity interest previously held by us exceeding the fair value of identifiable net assets is recorded as goodwill.

In September 2011, as a result of lower than expected operating profits and cash flows due to the sharp deterioration in market condition since November 2010, the acquiree determined some of its long lived assets were impaired pursuant to ASC350. The impairment loss also served as an indicator that goodwill might also be impaired. Accordingly, we conducted a two-step process to identify and measure the amount of impairment loss, if any. As the carrying amount of the subsidiary exceeded its fair value which was estimated by using the expected present value of future cash flows, its goodwill was considered to be impaired. To calculate the implied fair value of goodwill, we allocated the fair value to each asset and liability account as described in Note 35(6) of our audited financial statements . The excess of the reporting unit’s fair value over the total amounts allocated to each asset (except goodwill) and liability account would be the implied fair value of goodwill. As the carrying amount exceeded the implied fair value of the subsidiary’s goodwill, we recognized a goodwill impairment loss of NT$1,499 million (US$50 million) in 2011 under U.S. GAAP. While the impairment assessment resulted in a full write down of goodwill under both R.O.C. GAAP and U.S. GAAP, the amount of the charge was different due to the difference in carrying values of goodwill under each GAAP.

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

Tax Effect of U.S. GAAP Adjustments

According to ASC 740-10, Income Tax, our uncertain tax positions are accounted for based on a two-step process. The first step is to evaluate the tax position for recognition by determining if it is more likely than not that the position will be sustained based on the technical merits. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Although ASC 740-10 provides further clarification of the accounting for uncertainty in income taxes recognized in the financial statements, significant management judgment must be made and used in connection with the recognition threshold and measurement attribute. Determination of our uncertain tax positions involves the legal and factual interpretation with respect to the application of relevant tax laws and regulations, along with our assessment of other factors including changes in facts or circumstances, changes in tax law, and/or effectively settled issues under audit. As mentioned above, the application of tax laws and regulations is inherently subject to legal and factual interpretation, judgment and uncertainty. In addition, tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the final settlement of these uncertain tax positions might be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities. Unlike ASC 740-10, R.O.C. SFAS 22 contained no guidance on uniform criteria for an enterprise to recognize and measure potential tax benefits associated with uncertain tax positions.

Under R.O.C. GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained. Under U.S. GAAP, 10% income tax impact is provided in the period the income is earned, assuming that no earnings are distributed.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-4 Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU is not expected to have material impact on U.S. GAAP as the amendment represents the converged guidance of the FASB and the IASB on fair value measurement, and results in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments in this Update are required to be applied prospectively, and are effective for interim and annual periods beginning after December 15, 2011, with earlier application not permitted. As the ASU does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting, we do not expect this amendment to have a material impact on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-5 Comprehensive Income (Topic 220) Presentation of Comprehensive Income. The amendment changes how other comprehensive income (OCI) is presented including the presentation requirements for reclassification adjustments of items out of accumulated other comprehensive income which is superseded by ASU 2011-12. Instead of being included in the statement of owners’ equity, the items classified as OCI will be moved to the page in the financial statements that includes the income statement. This ASU does not change what would be classified as OCI but addresses how to present OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both options, the entity will be required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The amendments in this Update should be applied retrospectively, and are effective for fiscal years and interim periods beginning after December 15, 2011. We are currently evaluating the potential impact, if any, that the adoption of ASU 2011-5 will have on our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-8 Intangibles—Goodwill and Other (Topic 350) Testing Goodwill for Impairment. The standard is intended to reduce the cost and complexity of the annual goodwill impairment test with the option of performing a “qualitative” assessment to determine whether further impairment testing is necessary. If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. This standard is not expected to have a material impact on our consolidated financial statements in the near future.

In December 2011, the FASB issued ASU 2011-11 Balance Sheet (Topic 210) Disclosures about Offsetting Assets and Liabilities. The new requirement is about disclosure of the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The Update are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRSs. The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods, with retrospective application required. This standard is not expected to have a material impact on our future consolidated financial statements.

C.	Research, Development, Patents and Licenses, Etc.

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$8,044 million, NT$8,740 million and NT$9,395 million (US$310 million) in 2009, 2010 and 2011, respectively, in research and development, which represented 8.8%, 6.9% and 8.0%, respectively, of net operating revenues for such years. We believe that our continuous spending on research and development will help us maintain our position as a technological leader in the foundry industry. As of March 31, 2012, we employed 988 professionals in our research and development division.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2011.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5- Years
	(consolidated) (in NT$ millions)
Long-term debt (1)
Unsecured bonds	18,546	—	6,125	12,421	—
Long-term loans	11,701	2,582	5,469	3,650	—
Operating lease obligations (2)	3,055	393	659	588	1,415
Purchase obligations (3)	411	107	304	—	—
Other long-term obligations (4)	2,813	2,462	265	—	86

Total contractual cash obligations	36,526	5,544	12,822	16,659	1,501

(1)	Assuming the exchangeable bonds and convertible bonds are paid off upon maturity.
(2)	Represents our obligations to make lease payments to use machineries, equipments and land on which our fabs are located, primarily in the Hsinchu Science Park and the Tainan Science Park in Taiwan, Pasir Ris Wafer Fab Park in Singapore and UMCJ.
(3)	Represents commitments for purchase of raw materials. These commitments are not recorded on our balance sheet as of December 31, 2011.
(4)	Represents intellectual properties and royalties payable under our technology license agreements. The amounts of payments due under these agreements are determined based on fixed contract amounts.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age, position, tenure and biography of each of our directors and executives as of March 31, 2012. There is no family relationship among any of these persons.

In the stockholders’ meeting held on June 10, 2009, our stockholders elected nine new directors, Stan Hung, Wen-Yang Chen, Ting-Yu Lin, Po-Wen Yen, Shih-Wei Sun, Paul S.C. Hsu, Chung-Laung Liu, Chun-Yen Chang and Cheng-Li Huang. The newly elected directors took their offices on June 10, 2009. The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Years with Us
Stan Hung	51	Chairman and Director	20
Shih-Wei Sun	54	Director (Representative of Silicon Integrated Systems Corp.) and Chief Executive Officer	17
Wen-Yang Chen	59	Director (Representative of Hsun Chieh Investment Co.) and Chief Operating Officer	32
Po-Wen Yen	55	Director (Representative of Hsun Chieh Investment Co.) and Senior Vice President	25
Ting-Yu Lin	51	Director	6
Paul S.C. Hsu (1)	76	Independent Director	8
Chung-Laung Liu (1)	78	Independent Director	6
Chun-Yen Chang (1)	75	Independent Director	6
Cheng-Li Huang (1)	63	Independent Director	3
Chitung Liu	46	Chief Financial Officer	11

(1)	Member of the Audit Committee.

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

Shih-Wei Sun is a director and the Chief Executive Officer of our company. Dr. Sun is a representative of Silicon Integrated Systems Corp. Dr. Sun joined us in 1995 and has been responsible for the operation of our Fabs 6A, 8A, 8D and 12A, along with Central Research & Development. Prior to joining us, Dr. Sun worked for Motorola in the Advanced Products Research and Development Laboratory for ten years. Dr. Sun is also a director of Fortune Venture Capital Corporation, TLC Capital Co., Nexpower Technology Corporation, UMC New Business Investment Corporation. Dr. Sun holds a Ph.D. degree in electronics materials from Northwestern University in 1986.

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

Paul S.C. Hsu is an independent director of our company. Professor Hsu is a Chair Professor & University Professor of Yuan-Ze University, Taiwan, and the Chairman of Social Ethics Association. Professor Hsu is an independent director of Faraday Technology Corporation and Gintech Energy Corporation and a supervisor of Far Eastern International Bank. Professor Hsu received a Ph.D. degree in business administration from The University of Michigan in 1974.

Chung-Laung Liu is an independent director of our company. Professor Liu is the William M.W. Mong Honorary Chair Professor of National Tsing Hua University, Taiwan. Professor Liu is also the Chairman of Dramexchange Corporation, a supervisor of MediaTek Incorporation, an independent director of Mototech Inc., and Powerchip semiconductor Corp., as well as a director of Macronix International Co., Ltd. Professor Liu received a doctorate degree in science from Massachusetts Institute of Technology in 1962.

Chun-Yen Chang is an independent director of our company. Professor Chang is an academician of Academia Sinica and a chair professor and president of National Chiao Tung University, Taiwan. Professor Chang is also an independent director of Himax Technologies, Inc. and BizLink Holding Inc. Professor Chang received a Ph.D. degree in electrical engineering from National Chiao Tung University in 1970.

Cheng-Li Huang is an independent director of our company. Dr. Huang was a professor of Tamkang University and served as its Comptroller. He was also the chief executive of Tamkang Accounting Education Foundation and the publisher of Journal of Contemporary Accounting. Professor Huang is also a supervisor of Win Semiconductors Corp. Professor Huang received a Ph.D. degree in accounting from University of Warwick in 1999.

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

The aggregate compensation paid and benefits in kind granted to our directors in 2011 were approximately NT$12 million (US$0.41 million).The remuneration was out of our 2011 earnings distribution plan, and the distribution percentage for directors is 0.1%. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Some of the remuneration was paid to the legal entities which some of our directors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2011 were approximately NT$161 million (US$5.32 million), which include NT$69 million as bonus. Certain of our directors who also served as executive officers held stock options to purchase 12.6 million shares as of March 31, 2012.

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

Remuneration Committee

The R.O.C. Securities and Exchange Act, as amended on November 24, 2010, further introduced the mechanism of a “Remuneration Committee”, which requires all the publicly listed companies in the R.O.C., including our company, to adopt a remuneration committee. On March 18, 2011, R.O.C. FSC promulgated the Regulations Governing the Establishment and Exercise of Powers by Compensation Committees of Public Companies, according to which, listing companies of our size shall set up the compensation committee no later than September 30, 2011 and the remuneration committee shall be composed of no less than three members commissioned by the board of directors. In addition, for the company with independent directors, such as us, at least one of committee members shall be the independent director of such company. We established a remuneration committee in accordance with Article 14-6 of the R.O.C. Securities and Exchange Act on April 27, 2011. The members of the remuneration committee are independent directors Chun-Yen Chang, Chung-Laung Liu, Paul S.C. Hsu, and Cheng-Li Huang, with Chun-Yen Chang serving as convener and chairperson. We amended our articles of incorporation to introduce the mechanism of our remuneration committee in the annual ordinary stockholders’ meeting held on June 15, 2011.

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

As of March 31, 2012, we had 13,326 employees, which included 7,523 engineers, 5,348 technicians and 455 administrative staffs performing administrative functions in Taiwan and our Singapore branch. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
Employees	2009	2010	2011
Engineers	6,579	7,365	7,581
Technicians	5,290	5,835	5,456
Administrative Staff	465	471	462

Total	12,334	13,671	13,499

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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On March 14, 2012, the board of directors proposed an employee bonus in cash in the amount of NT$1,618 million (US$53 million) in relation to retained earnings in 2011.

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

As of March 31, 2012, each of our directors and executive officers held shares and/or ADSs of United Microelectronics, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Chung-Laung Liu, Paul S.C. Hsu, Chun-Yen Chang and Cheng-Li Huang, our independent directors. As of March 31, 2012, none of our directors or executive officers held, for their own account, 0.1% or more of our outstanding shares. As of April 14, 2012, our most recent record date, Hsun Chieh Investment Co. held approximately 441 million of our shares, representing approximately 3.4% of our issued shares.

We have an Employee Stock Options Plan, pursuant to which options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is 6 years from the date of its issuance. In September 2004, December 2005, October 2007 and May 2009, we obtained approvals from relevant R.O.C. authorities for the grant of up to 150 million, 350 million, 500 million and 500 million stock options, respectively, to acquire our common shares under our Employee Stock Options Plan. In April 2005, August 2005, September 2005, January 2006, May 2006, August 2006, December 2007 and June 2009, we granted 23 million, 54 million, 52 million, 39 million, 42 million, 28 million, 500 million and 300 million stock options, respectively, to our employees, with an exercise price of 22.37, 29.47, 26.89, 23.17, 25.19, 24.09, 18.03 and 10.40, respectively. The 23 million stock options with exercise price of 22.37 that we granted in April 2005, the 54 million stock options with exercise price of 29.47 that we granted in August 2005, the 52 million stock options with exercise price of 26.89 that we granted in September 2005, and the 39 million stock options with exercise price of 23.17 that we granted in January 2006, expired on April 28, 2011, August 15, 2011, September 28, 2011 and January 3, 2012, respectively.

According to our Employee Stock Options Plan, an option holder may exercise an increasing portion of his or her options starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively. Upon a voluntary termination or termination in accordance with the R.O.C. Labor Law, the option holder shall exercise his or her vested options within 30 days, subject to exceptions provided therein, and after the termination otherwise such options shall terminate. If termination was due to death, the heirs of such option holder have one year starting from the date of the death to exercise his or her vested options. If termination was due to retirement or occupational casualty, the option holder or his or her heirs may exercise all his or her options within a certain period as provided. The options are generally not transferable or pledgeable by the option holders. The total number of shares issuable upon exercise of option held by our directors and executive officers as of March 31, 2012 was 21.2 million. The units granted to each of our directors and executive officers as a percentage of our total shares as of March 31, 2012 were less than 1%.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of (i) April 14, 2012, our most recent record date and (ii) as of certain record dates in each of the preceding three years, for (1) the stockholders known by us to beneficially own more than 2% of our shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules.

	As of April 12, 2010	As of April 17, 2011	As of April 14, 2012
Name of Beneficial Owner	Percentage of shares beneficially owned	Percentage of shares beneficially owned	Percentage of shares beneficially owned	Number of shares beneficially owned
Hsun Chieh Investment Co., Ltd. (1)	3.4%	3.4%	3.4%	441,371,000
Silicon Integrated Systems Corp.	2.4%	2.4%	2.4%	315,380,424
Directors, supervisors and executive officers as a group	6.2%	6.22%	6.26%	809,808,031

(1)	36.5% owned by United Microelectronics Corp. as of March 31, 2012.

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

The following table shows our aggregate ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of December 31, 2011.

Name	Ownership %
AMIC Technology (Taiwan), Inc.	18.77
Silicon Integrated Systems Corp.	18.38

We provide foundry services to these fabless design companies on arm’s-length prices and terms. We derived NT$1,141 million, NT$791 million and NT$237 million (US$8 million) of our net operating revenues in 2009, 2010 and 2011, from the provision of our foundry services to these fabless design companies.

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

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. On June 10, 2009, our stockholders approved not to distribute any stock or cash dividends for 2009. On June 15, 2010, our stockholders approved a cash dividend of NT$0.5 per share for an aggregate of NT$6,233,001,658. On June 15, 2011, our stockholders approved a cash dividend of NT$1.12 per share for an aggregate of NT$14,033,575,265. On July 8, 2011, the Board of Directors resolved to adjust cash dividend ratio of NTD$1.11164840 per share, because the outstanding common shares had increased accordingly as a result of the exercise of employee stock options. On March 14, 2012, the board of directors proposed dividends of NT$ 6,316,434,833 (approximately NT$0.5 per share).

The following table sets forth the cash dividends per share and stock dividends per share as a percentage of shares outstanding paid during each of the years indicated in respect of shares outstanding at the end of each such year, except as otherwise noted.

	Cash Dividend per Share	Stock Dividend per Share	Total Number of Shares Issued as Stock Dividend	Number of Outstanding Shares at Year End
	NT$	NT$
1997	—	3.0	868,629,276	4,117,758,265
1998	—	2.9	1,199,052,940	5,480,221,725
1999	—	1.5	834,140,790	6,638,054,462
2000	—	2.0	1,809,853,716	11,439,016,900
2001	—	1.5	1,715,104,035	13,169,235,416
2002	—	1.5	1,968,018,212	15,238,578,646
2003	—	0.4	607,925,145	15,941,901,463
2004	—	0.8	1,288,558,185	17,550,800,859
2005	0.1029	1.029	1,758,736,435	18,856,632,324
2006	0.409141420	0.10228530	179,031,672	19,131,192,690
2007	0.7	—	—	13,214,494,883
2008	0.75	0.45	562,958,816	12,987,771,315
2009	—	—	—	12,987,771,315
2010	0.5	—	—	12,987,912,315
2011	1.11164840	—	—	13,084,341,565

(1)	We declare stock dividends in a NT dollar amount per share, but we pay the stock dividends to our stockholders in the form of shares. The amount of shares distributed to each stockholder is calculated by multiplying the dividend declared by the number of shares held by the given stockholder, divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.

B.	Significant Changes

For the significant subsequent events following the close of the last financial year up to the date of this annual report on Form 20-F, please refer to Note 30 to the consolidated financial statements.

Our consolidated net operating revenues for the three months ended March 31, 2012 was NT$26,269 million (US$868 million). Our consolidated net operating revenues for the three months ended March 31, 2012 are not indicative of the results that may be expected for any subsequent period.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Market Price Information for Our Shares

Our shares have been listed on the Taiwan Stock Exchange since July 1985. There is no public market outside Taiwan for our shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our shares. The closing price for our shares on the Taiwan Stock Exchange on April 23, 2012 was NT$15.05 per share.

	Closing Price Per Share(1)		Average Daily Trading Volume
	High	Low
	NT$	NT$	(in thousands of shares)
2007	23.45	17.15	53,166.86
2008	20.30	6.80	37,521.00
2009	17.20	7.10	85,869.55
2010	18.6	12.95	53,660.37
First Quarter	18.6	15.45	61,199.41
Second Quarter	17.2	13.8	44,109.17
Third Quarter	14.85	12.95	41,111.93
Fourth Quarter	16.7	13.3	68,624.75
2011	18.10	10.45	44,048.44
First Quarter	18.10	14.10	70,662.07
Second Quarter	15.6	13.95	37,160.89
Third Quarter	14.45	10.45	43,958.27
Fourth Quarter	13.35	11.3	27,100.94
October	13.35	11.3	31,067.16
November	13.15	11.9	27,371.33
December	13.25	11.75	22,936.91
2012 (through April 23)	15.65	12.60	40,492.66
First Quarter	15.65	12.60	43,434.55
January	15.50	12.60	54,420.27
February	15.55	14.75	46,483.12
March	15.65	14.45	33,619.02
Second Quarter (through April 23)	15.05	13.85	29,117.34
April (through April 23)	15.05	13.85	29,117.34

Source: Taiwan Stock Exchange.

(1)	Information has been adjusted to give effect to NT$12,461,529,283 and NT$2,324,119,405 issued as cash dividend and cash employee bonus, respectively, in August 2007; 562,958,816 Shares and 114,616,567 Shares issued as stock dividend and employee bonus, respectively, in August 2008.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. The outstanding ADSs are identified by the CUSIP number 910873 40 5. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 23, 2012 was US$2.53 per ADS. Each of our ADSs represents the right to receive five shares.

	Closing Price Per ADS		Average ADS Daily Trading Volume
	High	Low
	US$	US$
2007	4.48	2.93	6,542,543
2008	3.71	1.51	5,780,890
2009	3.88	1.65	5,106,249
2010	4.22	2.55	3,932,515
First Quarter	4.22	3.34	5,847,433
Second Quarter	3.89	2.87	4,407,877
Third Quarter	3.21	2.55	2,944,113
Fourth Quarter	3.28	2.6	2,627,825
2011	3.46	1.79	3,454,527
First Quarter	3.46	2.50	4,156,134
Second Quarter	2.84	2.46	3,632,388
Third Quarter	2.56	1.79	3,540,807
Fourth Quarter	2.35	1.85	2,498,545
October	2.35	1.85	3,125,037
November	2.29	1.99	2,381,187
December	2.24	1.95	1,989,412
2012 (through April 23)	2.72	2.14	3,180,841
First Quarter	2.72	2.14	3,363,260
January	2.71	2.14	3,457,401
February	2.72	2.57	3,593,642
March	2.72	2.45	3,068,239
Second Quarter (through April 23)	2.53	2.43	2,426,844
April (through April 23)	2.53	2.43	2,426,844

Sources: Bloomberg

As of March 31, 2012, there were a total of 229,568,376 ADSs listed on the NYSE. With certain limited exceptions, holders of shares that are not R.O.C. persons are required to hold these shares through a brokerage or custodial account in the R.O.C. As of March 31, 2012, 1,147,841,880 ordinary shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2012, 229,356,205 ADSs representing these 1,146,781,025 shares were held of record by Cede & Co., and 212,171 ADSs were held by U.S. registered stockholders. We have no further information as to shares held or beneficially owned by U.S. persons.

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

Directors

The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by stockholders and is responsible for the management of our business. As of March 31, 2012, our board of directors consisted of nine directors, out of which four are independent directors. In the annual ordinary stockholders’ meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual ordinary stockholders’ meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an R.O.C. Audit Committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our stockholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the total issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at a stockholders’ meeting involving the election of directors. Pursuant to the R.O.C. Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our stockholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. The R.O.C. FSC granted an exemption from this restriction if the terms of such representatives began prior to January 1, 2007. As of March 31, 2012, three of our nine directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management”.

According to the Company Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, the outcome of which may conflict with his interests, shall explain the essential contents of such personal interest in the meeting of the board of directors and then abstain from voting on such matter. Our articles of incorporation, as amended on June 13, 2008, provide that the board of directors is authorized, by taking into account of the extent of his/her/its involvement of our operation activities and the value of his/her/its contribution, to determine the compensation for each director at a comparable rate adopted by other companies of the same industry regardless of the profit received by our company. In addition, according to our articles of incorporation, we may distribute 0.1% of the balance of our earnings after deduction of payment of all taxes and dues, deduction of any past losses and allocation of 10% of our net income as a legal reserve as remuneration to directors. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director. According to our current internal Loan Procedures, as amended in our annual stockholders’ meeting held in June 15, 2010, we shall not extend any loan to our directors.

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

Shares

As of December 31, 2011, our authorized share capital was NT$260 billion, divided into 26 billion shares, of which 13,084,455,565 shares were issued and 13,084,455,565 shares were outstanding (including 114,000 shares of Capital collected in advance). All shares presently issued are fully paid and in registered form, and existing stockholders are not subject to any capital calls. We had US$ 436 million convertible bonds outstanding as of March 31, 2012. As of March 31, 2012, we had neither warrant nor option on our shares, except for the options exercisable for 522.1 million common shares we granted to our employees under our Employee Stock Options Plan discussed below.

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

The table below shows the number of options granted and outstanding and the month in which they were granted:

	April 2005	August 2005	September 2005	January 2006
	(in millions)
Number of Options Granted	23	54	52	39
Number of Options Outstanding as of March 31, 2012	—	—	—	—
Shares available to option holders as of March 31, 2012	—	—	—	—

	May 2006	August 2006	December 2007	June 2009
	(in millions)
Number of Options Granted	42	28	500	300
Number of Options Outstanding as of March 31, 2012	13.2	7.3	350.0	151.6
Shares available to option holders as of March 31, 2012	13.2	7.3	350.0	151.6

Note:	The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock. The exercise price of the options was also adjusted according to the capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for one share of the Company’s common stock.

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

Transfer of Shares

Under the R.O.C. Company Act, a public company, such as our company, may issue individual share certificates, one master certificate or no certificate at all, to evidence common shares. Our articles of incorporation, as amended on June 13, 2008, provide that we may deliver shares in book-entry form instead of by means of issuing physical share certificates. We have issued our shares in uncertificated/scripless form since 2007. Therefore, the transfer of our shares is carried out on the book-entry system. The settlement of trading of our shares is normally carried out on the book-entry system maintained by the Taiwan Depositary and Clearing Corporation. Transferees must have their names and addresses registered on our register in order to assert stockholder’s rights against us. Our stockholders are required to file their respective specimen seals with our share registrar, Horizon Securities Co., Ltd.

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

Voting Rights

Each common share is generally entitled to one vote and no voting discount will be applied. However, treasury shares and our common shares held by (i) an entity in which we own more than 50% of the voting shares or paid-in capital, or (ii) a third party in which we and an entity controlled by us jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital are not entitled to any vote. Except as otherwise provided by law or our articles of incorporation, a resolution can be adopted by the holders of a simple majority of the total issued and outstanding shares represented at a stockholders’ meeting. The quorum for a stockholders’ meeting to discuss the ordinary resolutions is a majority of the total issued and outstanding shares. Pursuant to R.O.C Company Act amended on December 28, 2011, the election of directors by our stockholders shall be conducted by means of cumulative voting rather than other voting mechanisms adopted in our articles of incorporation. In all other matters, a stockholder must cast all his or her votes in the same manner when voting on any of these matters.

Our stockholders may be represented at an ordinary or extraordinary stockholders’ meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary stockholders’ meeting, unless such proxy has been revoked no later than two days before the date of the stockholders’ meeting. Voting rights attached to our shares exercised by our stockholders’ proxy are subject to the proxy regulation promulgated by the R.O.C. FSC.

Authorized by latest amendment of the R.O.C Company Act, the R.O.C. FSC has issued an administrative order in February 20, 2012 to require Taiwan Stock Exchange-listed companies, such as our company, and GreTai Securities Market-listed companies in the R.O.C. with NT$10 billion or more of paid-in share capital and with 10,000 or more stockholders as of the first date of the close period applicable to the stockholders’ meeting to adopt an e-voting system for stockholders’ meeting. The e-voting system provides a new platform for stockholders to exercise their voting rights online. As a company that meets the foregoing criteria, we are required to adopt the e-voting system in this year’s stockholders’ meeting.

Any stockholder who has a personal interest in a matter to be discussed at our stockholders’ meeting, the outcome of which may impair our interests, shall not vote or exercise voting rights on behalf of another stockholder on such matter.

According to the R.O.C. Company Act newly amended on January 4, 2012, a stockholder of a public company who holds shares for others, such as a depositary, may choose to exercise his/her/its voting power separately. On April 13, 2012, R.O.C. FSC promulgated the Regulations Governing the Split Voting of the Stockholders and Compliance Matters for Public Companies, the implementation rules of such split voting method, which stipulates that the depository of the overseas depositary receipts may exercise its voting power separately in accordance with the instructions of the respective holders of the ADS. Notwithstanding the foregoing, before any amendment to the currently effective Deposit Agreement is made, holders of our ADSs generally will not be able to exercise voting rights on the shares underlying their ADSs on an individual basis.

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

In addition to permitting dividends to be paid out of net income, we are permitted under the R.O.C. Company Act to make distributions to our stockholders of additional shares by capitalizing reserves, including the legal reserve and capital surplus of premiums from issuing stock and earnings from gifts received, or make such distributions by cash, if we do not have losses. However, where legal reserve is distributed by capitalization or in cash, only the portion of legal reserve which exceeds 25 percent of the paid-in capital may be distributed.

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

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. In 2009 and 2010, we purchased an aggregate of 300 million and 300 million, respectively, of our shares under these plans. From December 17, 2008 to February 16, 2009, we purchased 300 million of our shares on the Taiwan Stock Exchange at an average price of $7.98 per share to transfer to our employees. From February 3, 2010 to April 2, 2010, we purchased 300 million of our shares on the Taiwan Stock Exchange at an average price of NT$16.15 per share to transfer to our employees. Of the repurchased shares, 137 million, 97 million, 78 million and 64 million shares were purchased by our employees in November 2003, December 2007 , December 2009, and December 2010, respectively. On March 14, 2012, the board of directors approved the cancellation on treasury share of 157,934,400 shares which was bought from December 17, 2008 to February 16, 2009 .

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

•

In the event that any director, manager or stockholder holding more than 10% of our shares or any respective spouses or minor children and/or nominees of any of them sells shares within six months after acquisition of such shares, or repurchases the shares within six months after the sale, we may claim for recovery of any profits realized from the sale and purchase. If our board of directors or audit committee fail to claim for recovery, any stockholder may set forth a 30-day period for our board of directors or audit committee to exercise the right. In the event our directors or audit committee fail to exercise the right during such 30-day period, such requesting stockholder shall have the right to claim such recovery on our behalf. Our directors shall be jointly and severally liable for damages suffered by us as a result of their failure to exercise the right of claim.

Other Rights of Stockholders

Under the R.O.C. Company Act and the Corporate Merger and Acquisition Act, dissenting stockholders are entitled to appraisal rights in the event of a spin-off or a merger and various other major corporate actions. Dissenting stockholders may request us to redeem all their shares at a then fair market price to be determined by mutual agreement. If no agreement can be reached, the valuation will be determined by a court. Subject to applicable law, dissenting stockholders may, among other things, exercise their appraisal rights by notifying us in writing before the related stockholders’ meeting and/or by raising and registering their dissent at the stockholders’ meeting and also waive their voting rights.

One or more stockholders who have held 3% or more of the issued and outstanding shares one year or longer may require our board of directors to call an extraordinary stockholders’ meeting by sending a written request to our board of directors.

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

Cross License Agreement, dated as of January 1, 2006, between United Microelectronics Corporation and International Business Machine Corporation.

We entered into a five-year cross license agreement with IBM effective as of January 1, 2006, which provides for the cross license of certain semiconductor patents including process, topography and design. Under this agreement, IBM had granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making our and our subsidiaries’ licensed products in R.O.C., Japan and Singapore and selling, leasing, licensing, using and/or transferring our and our subsidiaries’ licensed products worldwide under IBM’s patents filed prior to January 1, 2011; we granted IBM, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for the term of the cross license for making, selling, leasing, licensing, using and/or transferring IBM’s licensed products under our patents filed prior to January 1, 2011. We also agreed to pay IBM certain royalty fees under this agreement. This five-year cross license agreement with IBM terminated on December 31, 2010. We entered into a new “life-of-the-patents” cross license agreement with IBM that will be effective until June 30, 2029, the expiration date of the last-to-expire of the licensed patents thereunder. Under this agreement, IBM has granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making our and our subsidiaries’ licensed products in R.O.C., Japan, Singapore and PRC and selling, leasing, licensing, using and/or transferring our and our subsidiaries’ licensed products worldwide under IBM’s patents filed effectively prior to July 1, 2009; we granted IBM, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for the term of the cross license for making, selling, leasing, licensing, using and/or transferring IBM’s licensed products under our patents filed effectively prior to July 1, 2009. We also agreed to pay IBM certain royalty fees under this agreement.

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

Major Construction Agreements

We entered into various major construction agreements with companies such as, M+W Group, Organo Technology Co., Ltd., Shifuh Enterprise Co., Ltd., Nova Technology Corp., Huengluei Process Industry Co., Ltd., and Wholetech System Hitech Limited for the expansion of our semiconductor facilities in the Tainan Science Park. These agreements are effective from April 22, 2011 to December 31, 2012, and the total contractual amount exceeds NT$2.5 billion.

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

On April 30, 2009, the R.O.C. FSC promulgated regulations allowing QDIIs under PRC regulations and certain other PRC persons to invest in the securities of R.O.C. companies. However, prior approval from the Investment Commission of the R.O.C. Ministry of Economic Affairs is required for QDIIs or certain other PRC persons to own 10% or more of the issued and outstanding shares of a listed R.O.C. company.

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

Foreign Investors

Each FINI who wishes to invest directly in the R.O.C. securities market is required to register with the Taiwan Stock Exchange and obtain an investment identification number if the FINI is a non-resident and has no sub-investment accounts in the R.O.C. Except for some restrictions imposed by specific laws and regulations, the individual and aggregate foreign ownership of the issued share capital in a Taiwan Stock Exchange-listed company or a GreTai Securities Market-listed company is not restricted. An R.O.C. custodian for a non-resident FINI or FIDI is required to submit to the CBC, and the Taiwan Stock Exchange a report of trading activities, inward and outward remittance of capital and status of assets under custody and other matters every month. Foreign institutional investors are not subject to any ceiling for investment in the R.O.C. securities market.

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

Aside from the transactions discussed above, a foreign person without an alien resident card (or who has relevant resident card with a validity of less than one year) or an unrecognized foreign entity may remit to and from Taiwan foreign currencies of up to US$100,000 per remittance without obtaining prior approval or permit if required documentation is provided to Taiwan authorities. This limit applies to remittances involving a conversion between NT dollars and U.S. dollars or other foreign currencies.

Depositary Receipts

In April 1992, the R.O.C. SFB (the predecessor of the R.O.C. FSC) began allowing R.O.C. companies listed on the Taiwan Stock Exchange to sponsor the issuance and sale of depositary receipts evidencing depositary shares. Notifications for these issuances are still required. In December 1994, the Ministry of Finance began allowing companies whose shares are traded on the GreTai Securities Market to sponsor the issuance and sale of depositary receipts evidencing depositary shares. On October 24, 2002, the R.O.C. SFB began allowing public companies that are not listed on the Taiwan Stock Exchange or the GreTai Securities Market to sponsor the issuance and sale of depositary receipts by way of private placements outside the R.O.C.

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

After the issuance of a depositary share, a holder of the depositary share may immediately, comparing to a three-month waiting period restriction which was lifted in 2003, request the depositary issuing the depositary share to cause the underlying common shares to be sold in the R.O.C. or to withdraw the common shares represented by the depositary receipt and deliver the common shares to the holder. On April 30, 2009 and July 3, 2009, the R.O.C. Executive Yuan approved the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors and the Regulations Governing Investment in Taiwan by Mainland Area Persons, respectively, under which qualified PRC persons are permitted to invest in Taiwan companies under limited circumstances, including purchase of the depositary receipts issued by a Taiwan company. However, prior approval from the Investment Commission of the R.O.C. Ministry of Economic Affairs is required for a qualified PRC person’s ownership of 10% or more of the issued and outstanding shares of a listed R.O.C. company or certain other manners of investment by a qualified PRC person.

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

A depositary may convert New Taiwan dollars from the proceeds of the sale of common shares or cash distributions received into other currencies, including U.S. dollars. A depositary may be required to obtain foreign exchange approval from the CBC on a payment-by-payment basis for conversion into New Taiwan dollars of subscription payments for rights offerings or conversion into foreign currencies from the proceeds from the sale of subscription rights for new common shares. It is expected that the CBC will grant this approval as a routine matter.

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

R.O.C. Tax Considerations

The following summarizes the principal R.O.C. tax consequences of owning and disposing of the ADSs or shares to a holder of ADSs or shares that is not a resident of the R.O.C. An individual holder will be considered as not a resident of the R.O.C. for the purposes of this section if he or she is not physically present in Taiwan for 183 days or more during any calendar year, except if the individual holder has both R.O.C. and non-R.O.C. nationalities and has a registered address in the R.O.C. An entity holder will be considered as not a resident of the R.O.C. if it is organized under the laws of a jurisdiction other than Taiwan and has no fixed place of business or other permanent establishment or business agent in the R.O.C. Prospective purchasers of ADSs or shares should consult their own tax advisors concerning the tax consequences of owning ADSs or shares in the R.O.C. and any other relevant taxing jurisdiction to which they are subject.

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

Tax Treaties

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, the United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, and Switzerland which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether a non-R.O.C. holder of ADSs will be considered to own shares for the purposes of such treaties. Accordingly, a holder of ADSs who is otherwise entitled to the benefit of a treaty should consult its own tax advisors concerning eligibility for benefits under the treaty with respect to the ADSs.

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

With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation in taxable years beginning prior to January 1, 2013 may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. Moreover, there can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders will also not be eligible for the reduced rates of taxation on dividends if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

It is possible that pro rata distributions of shares or ADSs to all stockholders may be made in a manner that is not subject to U.S. federal income tax. In the event that such distributions are tax-free, the basis of any new shares or ADSs so received will generally be determined by allocating the U.S. holder’s basis in the old shares or ADSs between the old shares or ADSs and the new shares or ADSs, based on their relative fair market values on the date of distribution. For U.S. tax purposes, any such tax-free share or ADS distribution generally would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any R.O.C. withholding tax imposed on such distributions unless you can use the credit against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes. You should consult your own tax advisors regarding all aspects of the foreign tax credit.

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

Passive Foreign Investment Company

Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we are currently (or that we were in 2011) a passive foreign investment company, or PFIC, and we do not expect to become one in the future, although there can be no assurance in this regard.

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

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors concerning the U.S. federal income tax consequences of holding shares or ADSs if we are considered a PFIC in any taxable year.

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

Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$461 million as of December 31, 2011. As of the same date, we also had Japanese Yen-denominated accounts receivable of ¥833 million attributable to our Japanese operations and Europe-denominated accounts receivable of €3 million attributable to our Europe operations. We had U.S. dollar- and Japanese Yen-denominated accounts payables of US$84 million and ¥2,004 million, respectively, as of December 31, 2011.

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

The following table provides information as of December 31, 2011 on our market risk sensitive financial instruments.

	As of December 31, 2011
	Book Value	Fair Value
	(in NT$ millions)
Foreign exchange rate contracts: Non-Trading Purpose	$—	$—
Time Deposits: Non-Trading Purpose	$31,738	$31,738
Short-term Loans: Non-Trading Purpose	$9,412	$9,412
Bonds: Non-Trading Purpose	$17,405	$15,458
Long-term loans: Non-Trading Purpose	$11,693	$11,693

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The tables below provide information as of December 31, 2011 and 2010 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Dates As of December 31, 2011				2016 and thereunder	Total	Fair Value
	2012	2013	2014	2015
	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	17	—	—	—	—	17	17
Average Interest Rate	0.68%	—	—	—	—	0.68%	0.68%
Fixed Rate (¥)	23,000	—	—	—	—	23,000	23,000
Average Interest Rate	0.1%	—	—	—	—	0.1%	0.1%
Fixed Rate (NT$)	8,686	—	—	—	—	8,686	8,686
Average Interest Rate	0.55%	—	—	—	—	0.55%	0.55%
Unsecured Long-term Loans:
Variable Rate (NT$)	227	370	308	308	2,000	3,216	3,216
Average Interest Rate	1.3984%	1.3984%	1.3984%	1.3984%	1.3984%	1.3984%	1.3984%
Secured Long-term Loans:
Variable Rate (NT$)	233	233	—	—	—	466	466
Average Interest Rate	1.575%	1.575%	—	—	—	1.575%	1.575%
Bonds:
Unsecured (NT$)	—	—	—	—	—	—	—
Variable Rate	—	—	—	—	—	—	—
Unsecured (US$)	—	—	124	—	—	—	—
Fixed Rate	—	—	0%	—	—	—	—
Unsecured (US$)	—	—	78	—	—	—	—
Fixed Rate	—	—	0%	—	—	—	—
Interest Rate Derivatives
Interest Rate Swaps:
Variable to Fixed (denomination)	—	—	—	—	—	—	—
Average pay rate	—	—	—	—	—	—	—
Average receive rate	—	—	—	—	—	—	—

	Expected Maturity Dates As of December 31, 2010				2015 and thereunder	Total	Fair Value
	2011	2012	2013	2014
	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	144	—	—	—	—	144	144
Average Interest Rate	0.3%	—	—	—	—	0.3%	0.3%
Fixed Rate (¥)	4,400	—	—	—	—	4,400	4,400
Average Interest Rate	0.1136%	—	—	—	—	0.1136%	0.1136%
Fixed Rate (NT$)	18,710	—	—	—	—	18,710	18,710
Average Interest Rate	0.3%	—	—	—	—	0.3%	0.3%
Unsecured Long-term Loans:
Variable Rate (NT$)	132	187	124	61	61	566	566
Average Interest Rate	1.503%	1.503%	1.503%	1.503%	1.503%	1.503%	1.503%
Secured Long-term Loans:
Variable Rate (NT$)	233	233	233	—	—	700	700
Average Interest Rate	1.375%	1.375%	1.375%	—	—	1.375%	1.375%
Bonds:
Unsecured (NT$)	—	—	—	—	—	—	—
Variable Rate	—	—	—	—	—	—	—
Unsecured (US$)	—	—	—	127	—	127	109
Fixed Rate	—	—	—	0%	—	0%	0%
Unsecured (US$)	—	—	—	80	—	80	68
Fixed Rate	—	—	—	0%	—	0%	0%
Interest Rate Derivatives
Average pay rate	—	—	—	—	—	—	—
Interest Rate Swaps:
Variable to Fixed (denomination)	—	—	—	—	—	—	—
Average receive rate	—	—	—	—	—	—	—

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

As of December 31, 2010 and 2011, we had US$26 million and nil outstanding in foreign currency forward contracts to sell US dollars against NT dollars, respectively. As of March 31, 2012, we had nil foreign currency forward contracts to sell US dollars against NT dollars.

	Expected Maturity Dates As of December 31, 2010					2015 and thereunder	Total		Fair Value
	2011		2012	2013	2014
	(in millions, except percentages)
Foreign Currency Forward Contracts:
Sell US$ against NT$
Contract Amount	US$	26	—	—	—	—	US$	26	NT$3
Average Contractual Exchange Rate	US$	1= NT$29.8950	—	—	—	—	US$	1= NT$29.8950	—

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs.	Up to US$0.05 per ADS held

In addition, an ADS holder shall be responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

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

Depositary Payments

In 2011, we received the following payments from JPMorgan Chase & Co., the depositary for our ADR program through December 31, 2011.

Service	Fees
Reimbursement of listing fees	US$	212,001.50
Reimbursement of SEC filing fees	US$	5,490.00
Reimbursement of accounting supporting fees for FASB and Public Company Accounting Oversight Board	US$	15,636.50
Reimbursement of annual ordinary stockholders’ meeting expenses
Reimbursement of fees in connection with annual financial and Sarbanes-Oxley Act of 2002 audit	US$	1,880,100.00
Contribution to our company’s investor relations efforts	US$	12,786.68
Others	US$	67,925.00
Total	US$	2,193,939.68

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of 2009, 2010 or 2011.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2011, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2011.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO criteria. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2011 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2011, which is included immediately following this report.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of United Microelectronics Corporation:

We have audited United Microelectronics Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, United Microelectronics Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011 of United Microelectronics Corporation and subsidiaries and our report dated April 26, 2012 expressed an unqualified opinion thereon.

Ernst & Young

Taipei, Taiwan

Republic of China

April 26, 2012

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors have determined that Paul S.C. Hsu and Cheng-Li Huang, two of our independent directors, qualifies as audit committee financial experts and meet the independence requirement as defined in Item 16A to Form 20-F.

The U.S. Securities and Exchange Commission has indicated that the designation of Mr. Hsu and Mr. Huang as the audit committee financial experts does not: (i) make Mr. Hsu or Mr. Huang an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Hsu or Mr. Huang that are greater than those imposed on him as a member of the audit committee and the board of directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

ITEM 16B.	CODE OF ETHICS

We amended the Code of Ethics for Directors and Officers in June 2009, and the Employee Code of Conduct in October 2011. The Employee Code of Conduct, which is applicable to all employees, replaced the code of ethics filed with the Securities and Exchange Commission in our 2003 annual report on Form 20-F. We have also created a separate code of ethics applicable to our directors and officers. A copy of each of the Code of Ethics for Directors and Officers and the Employee Code of Conduct are displayed on our website at http://www.umc.com/english/pdf/Code of Ethics.pdf and http://www.umc.com/english/pdf/Code of Conduct.pdf, respectively. Stockholders may request a hard copy of the Code of Ethics for Directors and Officers and the Employee Code of Conduct free of charge. Please contact the investor relations department of our company at ir@umc.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the years indicated.

	For the year ended December 31,
	2010	2011
	NT$	NT$	US$
		(in thousands)
Audit Fees (1)	65,568	73,532	2,429
Audit-related Fees (2)	1,513	1,798	59
Tax Fees (3)	2,966	3,266	108
All Other Fees(4)	14,570	15,135	500

Total	84,617	93,731	3,096

(1)	Audit fees consist of fees associated with the annual audit, review of our quarterly financial statements, statutory audits and internal control review. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include review of regulatory checklist for the adoption of our employee stock option plan, certification of our Singapore Branch to Singapore authorities and application for corporation registration.

(3)	Tax fees include fees billed for professional services rendered by Ernst & Young, primarily in connection with our tax compliance activities.
(4)	All Other Fees consists of professional services rendered by Ernst & Young for IFRS adoption.

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

Since March 2004, we have from time to time announced plans, which were not binding on us, to buy back our shares up to a certain amount on the Taiwan Stock Exchange. Set for below contains certain information regarding our share buyback programs in 2009, 2010, and we did not buy back any of our shares during 2011.

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Program	Maximum Number of Shares that May Yet be Purchased Under the Plans or Program
2008	—	—	—	—
December (from December 17, 2008)	—	—	—	300,000,000
January	110,412,000	7.81	110,412,000	189,588,000
February (to February 16, 2009)	189,588,000	8.08	300,000,000	—
2010
February (from February 3, 2010)	147,845,000	15.98	147,845,000	152,155,000
March (to March 22)	152,155,000	16.31	300,000,000	—

(1)	The 13th share buy-back plan was announced on December 16, 2008 to repurchase 300 million shares during the period from December 17, 2008 to February 16, 2009.
(2)	The 14th share buy-back plan was announced on February 2, 2010 to repurchase 300 million shares during the period from February 3, 2010 to April 2, 2010.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following is a list of the audited consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

*1.1	Articles of Incorporation of the Company as last amended on June 15, 2011

2.1	Form of Amendment No. 1 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (1)

2.2	Form of Amendment No. 2 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (2)

4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, R.O.C., the site of Fab 6A (in Chinese with English summary translation) (3)

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8A and United Tower (in Chinese with English summary translation) (4)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8C (in Chinese with English summary translation) (5)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8D (in Chinese with English summary translation) (6)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8E (in Chinese with English summary translation) (7)

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8F (in Chinese with English summary translation) (8)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, R.O.C., the site of Fab 12A (in Chinese with English summary translation) (9)

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation) (10)

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8S (in Chinese with English summary translation) (11)

4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab12i (summary) (12)

4.11	Merger Agreement, entered into as of April 29, 2009, among United Microelectronics Corporation, Infoshine Technology Limited and Best Elite International Limited (13)

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors and Officers (14)

11.2	Employee Code of Conduct (15)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

99.1	Form 6-K furnished to the Commission on April 29, 2009 (File No. 001-15128) (16)

99.2	Form 6-K furnished to the Commission on October 28, 2009 (File No. 001-15128) (17)

99.3	Form 6-K furnished to the Commission on December 21, 2009 (File No. 001-15128) (18)

*	Filed herewith.
(1)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-13796) filed with the Commission on March 2, 2006.
(2)	Incorporated by reference to Exhibit (a)(iii) to the Registrant’s Registration Statement on Form F-6 (File No. 333-98591) filed with the Commission on March 19, 2007.

(3)	Incorporated by reference to Exhibit 4.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(4)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(5)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(6)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(7)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(8)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(9)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(10)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.
(11)	Incorporated by reference to Exhibit 4.9 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(12)	Incorporated by reference to Exhibit 4.10 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(13)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 8, 2009.
(14)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 25, 2005.
(15)	Incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the Commission on March 26, 2006.
(16)	Incorporated by reference to Exhibit 99 to the Form 6-K furnished to the Commission on April 29, 2009.
(17)	Incorporated by reference to Exhibit 99 to the Form 6-K furnished to the Commission on October 28, 2009.
(18)	Incorporated by reference to Exhibit 99 to the Form 6-K furnished to the Commission on December 21, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED MICROELECTRONICS CORPORATION

By:	/S/ CHITUNG LIU
Name: Chitung Liu
Title: Chief Financial Officer

Date: April 26, 2012

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

United Microelectronics Corporation and Subsidiaries

Consolidated Financial Statements for years ended December 31, 2009, 2010 and 2011

Together with Report of Independent Registered Public Accounting Firm

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with the requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China, which differ in certain respects from U.S. generally accepted accounting principles (see Note 35 to the consolidated financial statements).

As described in Note 3 to the consolidated financial statements, effective from January 1, 2011, the Company has adopted the third revision of the Statement of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement”, and the newly issued Statement of Financial Accounting Standards No. 41, “Operating Segments” of the Republic of China.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2012 expressed an unqualified opinion thereon.

ERNST & YOUNG

CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan

Republic of China

April 26, 2012

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in Thousands)

		As of December 31,
	Notes	2010	2011
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	2,4	51,271,105	49,070,128	1,621,081
Financial assets at fair value through profit or loss, current	2,5	1,139,943	695,931	22,991
Available-for-sale financial assets, current	2,8	7,044,673	5,124,780	169,302
Held-to-maturity financial assets, current	2	—	13,524	447
Notes receivable	2,3	115,833	74,572	2,463
Accounts receivable, net	2,3,6	18,110,521	14,390,541	475,406
Accounts receivable-related parties, net	2,3,26	759,644	130,553	4,313
Other receivables	2,3	569,559	724,563	23,937
Inventories, net	2,7	13,032,623	12,709,276	419,864
Prepaid expenses		848,349	804,789	26,587
Non-current assets held for sale	2	16,233	583	19
Deferred income tax assets, current	2,24	834,737	297,943	9,843
Restricted assets		26,077	20,331	672

Total current assets		93,769,297	84,057,514	2,776,925

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	2,5	79,920	119,711	3,955
Available-for-sale financial assets, noncurrent	2,8,13	30,254,065	18,835,224	622,241
Financial assets measured at cost, noncurrent	2,9,13	7,651,864	8,298,967	274,165
Long-term investments accounted for under the equity method	2,10,13,26,32	9,193,239	11,275,894	372,510
Prepayment for long-term investments		—	44,392	1,466

Total funds and investments		47,179,088	38,574,188	1,274,337

Property, plant and equipment	2,11,13,27,28
Land		1,555,904	2,065,194	68,226
Buildings		26,156,284	26,631,417	879,796
Machinery and equipment		498,122,888	559,032,330	18,468,197
Transportation equipment		72,938	64,918	2,145
Furniture and fixtures		3,594,261	4,378,308	144,642
Leasehold improvements		728,030	836,313	27,628

Total cost		530,230,305	593,008,480	19,590,634
Less : Accumulated depreciation		(428,492,265)	(463,622,840)	(15,316,249)
Less : Accumulated impariment		(1,725,272)	(3,115,991)	(102,940)
Add : Construction in progress and prepayments		32,749,232	23,054,651	761,634

Property, plant and equipment, net		132,762,000	149,324,300	4,933,079

Trademarks	2	—	317	11
Goodwill	2,13	304,728	50,863	1,680
Other intangible assets	2	—	299,680	9,900
Deferred charges	2	1,287,212	1,513,157	49,989
Deferred income tax assets, noncurrent	2,24	2,889,902	2,993,953	98,908
Other assets-others	2,12,13,27	2,694,769	3,017,774	99,695

Total assets		280,886,996	279,831,746	9,244,524

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	14	4,124,115	9,411,877	310,931
Financial liabilities at fair value through profit or loss, current	2,15	2,254,937	741,531	24,497
Notes and accounts payable		7,024,359	5,010,222	165,518
Income tax payable	2	1,563,391	514,977	17,013
Accrued expenses	2,22	11,263,161	9,756,579	322,318
Payable on equipment		12,619,400	8,517,694	281,391
Current portion of long-term liabilities	2,16,17,27	5,706,189	8,002,051	264,356
Deferred income tax liabilities, current	2,24	11,586	32,985	1,090
Other current liabilities		877,487	918,038	30,328

Total current liabilities		45,444,625	42,905,954	1,417,442

Long-term liabilities
Bonds payable	2,16	—	11,984,404	395,917
Long-term loans	17,27	6,799,390	9,110,982	300,990
Accrued pension liabilities	2,18	3,299,416	3,261,101	107,734
Deposits-in		24,205	105,617	3,489
Deferred income tax liabilities, noncurrent	2,24	20,807	35,908	1,186
Other liabilities-others	2	162,524	302,817	10,004

Total long-term liabilities		10,306,342	24,800,829	819,320

Total liabilities		55,750,967	67,706,783	2,236,762

Commitments and Contingent	28

Capital Stock	2,19,20	129,879,123	130,844,556	4,322,582
Additional Paid-in Capital	2,10,20,22	45,048,975	46,460,665	1,534,875
Retained earnings	2,10,22	28,195,559	24,499,124	809,353
Cumulative translation adjustment	2	(5,279,000)	(2,268,792)	(74,952)
Unrealized gain or loss on financial instruments	2,8	27,715,983	14,424,891	476,541
Treasury stock	2,19,21	(6,223,357)	(6,223,357)	(205,595)

Total stockholders’ equity of the Company		219,337,283	207,737,087	6,862,804

Minority interests		5,798,746	4,387,876	144,958

Total stockholders’ equity		225,136,029	212,124,963	7,007,762

Total liabilities and stockholders’ equity		280,886,996	279,831,746	9,244,524

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Thousands, Except for Earnings per Share )

		For the years ended December 31,
	Notes	2009	2010	2011
		NT$	NT$	NT$	US$
Net operating revenues	2,26	91,389,765	126,441,544	116,702,723	3,855,392
Cost of goods sold	2,7,18,20,23	(75,974,607)	(89,517,205)	(95,416,529)	(3,152,181)

Gross profit		15,415,158	36,924,339	21,286,194	703,211

Operating expenses	2,18,20,23
Sales and marketing expenses		(2,800,226)	(2,565,821)	(3,369,589)	(111,318)
General and administrative expenses		(2,723,288)	(3,598,361)	(3,341,672)	(110,396)
Research and development expenses		(8,044,155)	(8,740,479)	(9,395,066)	(310,375)

		(13,567,669)	(14,904,661)	(16,106,327)	(532,089)

Operating income		1,847,489	22,019,678	5,179,867	171,122

Non-operating income
Interest revenue		170,495	143,480	229,244	7,573
Investment gain accounted for under the equity method, net	2,10	180,263	114,608	—	—
Dividend income		941,170	1,344,017	1,715,111	56,660
Gain on disposal of property, plant and equipment	2	12,721	50,383	30,685	1,014
Gain on disposal of investments	2,26	1,965,468	2,020,797	1,688,016	55,765
Exchange gain, net	2	—	—	463,730	15,320
Gain on valuation of financial assets		512,586	—	—	—
Gain on valuation of financial liabilities	2,15	—	—	1,341,249	44,310
Other income		1,258,535	1,019,469	2,054,687	67,879

		5,041,238	4,692,754	7,522,722	248,521

Non-operating expenses
Interest expense	2,11	(58,255)	(16,800)	(306,015)	(10,110)
Investment loss accounted for under the equity method, net	2,10	—	—	(312,261)	(10,316)
Other investment loss		—	—	(362)	(12)
Loss on disposal of property, plant and equipment	2	(2,529)	(9,259)	(8,542)	(282)
Exchange loss, net	2	(135,202)	(150,905)	—	—
Financial expenses		(90,957)	(64,595)	(53,831)	(1,778)
Impairment loss	2,13	(4,007,078)	(113,879)	(2,246,490)	(74,215)
Loss on valuation of financial assets	2,5	—	(217,895)	(343,855)	(11,360)
Loss on valuation of financial liabilities	2,15	(822,321)	(665,116)	—	—
Other losses		(99,385)	(90,362)	(50,882)	(1,681)

		(5,215,727)	(1,328,811)	(3,322,238)	(109,754)

Income before income tax and minority interests		1,673,000	25,383,621	9,380,351	309,889
Income tax expense	2,24	(651,068)	(1,606,114)	(913,435)	(30,176)
Extraordinary gain	32	648,958	68,449	—	—

Net income		1,670,890	23,845,956	8,466,916	279,713

Attributable to :
the Company		3,874,028	23,898,905	10,609,695	350,502
Minority interests loss		(2,203,138)	(52,949)	(2,142,779)	(70,789)

Net income		1,670,890	23,845,956	8,466,916	279,713

Earnings per share-basic (in dollars)	2,25	0.31	1.91	0.84

Shares used in per share calculation-basic		12,699,072	12,496,485	12,561,249

Earnings per share-diluted (in dollars)	2,25	0.30	1.87	0.81

Shares used in per share calculation-diluted		12,786,448	12,767,590	13,241,680

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in Thousands)

	Capital			Retained Earnings
	Common Stock	Shares	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings (Accumulated deficit)	Cumulative Translation Adjustment	Unrealized Gain/Loss on Financial Instruments	Treasury Stock	Minority Interests	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2009	129,877,713	12,987,771	58,149,513	19,711,865	(26,748,416)	1,347,373	2,457,922	(119,801)	6,982,125	191,658,294
Treasury stock acquired	—	—	—	—	—	—	—	(2,393,337)	—	(2,393,337)
Legal reserve and additional paid-in capital used to cover accumulated deficits	—	—	(7,036,551)	(19,711,865)	26,748,416	—	—	—	—	—
Net income in 2009	—	—	—	—	3,874,028	—	—	—	(2,203,138)	1,670,890
Compensation cost of employee stock options	—	—	136,306	—	—	—	—	—	—	136,306
Treasury stock sold to employees	—	—	26,147	—	—	—	—	622,993	—	649,140
Adjustment of additional paid-in capital accounted for under the equity method	—	—	(6,911,617)	—	—	—	—	—	—	(6,911,617)
Adjustment of funds and investments disposal	—	—	1,251	—	—	(991)	(10,592)	—	—	(10,332)
Adjustment of retained earnings accounted for under the equity method	—	—	—	—	6,774,785	—	—	—	—	6,774,785
Changes in unrealized gain on available-for-sale financial assets	—	—	—	—	—	—	20,143,875	—	—	20,143,875
Changes in unrealized gain on financial instruments of investees	—	—	—	—	—	—	8,323,874	—	—	8,323,874
Changes in cumulative translation adjustment	—	—	—	—	—	(1,664,570)	—	—	—	(1,664,570)
Changes in minority interests	—	—	—	—	—	—	—	—	(4,281,052)	(4,281,052)

Balance as of December 31, 2009	129,877,713	12,987,771	44,365,049	—	10,648,813	(318,188)	30,915,079	(1,890,145)	497,935	214,096,256

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in Thousands)

	Capital			Retained Earnings
	Common Stock	Shares	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Cumulative Translation Adjustment	Unrealized Gain/Loss on Financial Instruments	Treasury Stock	Minority Interests	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2010	129,877,713	12,987,771	44,365,049	—	10,648,813	(318,188)	30,915,079	(1,890,145)	497,935	214,096,256
Appropriation of 2009 retained earnings
Legal reserve	—	—	—	1,064,881	(1,064,881)	—	—	—	—	—
Cash dividends	—	—	—	—	(6,233,002)	—	—	—	—	(6,233,002)
Net income in 2010	—	—	—	—	23,898,905	—	—	—	(52,949)	23,845,956
Treasury stock acquired	—	—	—	—	—	—	—	(4,843,588)	—	(4,843,588)
Compensation cost of employee stock options	—	—	254,106	—	—	—	—	—	—	254,106
Treasury stock sold to employees	—	—	420,648	—	—	—	—	510,376	—	931,024
Adjustment of funds and investments disposal	—	—	—	—	—	(30)	—	—	—	(30)
Adjustment of retained earnings accounted for under the equity method	—	—	—	—	(119,157)	—	—	—	—	(119,157)
Cash dividends allocated to subsidaries	—	—	8,040	—	—	—	—	—	—	8,040
Changes in unrealized loss on available-for-sale financial assets	—	—	—	—	—	—	(1,268,275)	—	—	(1,268,275)
Changes in unrealized loss on financial instruments of investees	—	—	—	—	—	—	(1,930,821)	—	—	(1,930,821)
Exercise employee stock options	1,410	141	1,132	—	—	—	—	—	—	2,542
Changes in cumulative translation adjustment	—	—	—	—	—	(4,960,782)	—	—	—	(4,960,782)
Changes in minority interests	—	—	—	—	—	—	—	—	5,353,760	5,353,760

Balance as of December 31, 2010	129,879,123	12,987,912	45,048,975	1,064,881	27,130,678	(5,279,000)	27,715,983	(6,223,357)	5,798,746	225,136,029

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in Thousands)

	Capital				Retained Earnings
	Common Stock	Shares	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Cumulative Translation Adjustment	Unrealized Gain/Loss on Financial Instruments	Treasury Stock	Minority Interests	Total
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2011	129,879,123	12,987,912	—	45,048,975	1,064,881	27,130,678	(5,279,000)	27,715,983	(6,223,357)	5,798,746	225,136,029
Appropriation of 2010 retained earnings
Legal reserve	—	—	—	—	2,377,975	(2,377,975)	—	—	—	—	—
Cash dividends	—	—	—	—	—	(14,033,575)	—	—	—	—	(14,033,575)
Net income in 2011	—	—	—	—	—	10,609,695	—	—	—	(2,142,779)	8,466,916
Compensation cost of employee stock options	—	—	—	213,639	—	—	—	—	—	—	213,639
Treasury stock sold to employees	—	—	—	599,139	—	—	—	—	—	—	599,139
Embedded conversion options derived from convertible bonds	—	—	—	679,612	—	—	—	—	—	—	679,612
Derecognise convertible bonds	—	—	—	(137,088)	—	—	—	—	—	—	(137,088)
Adjustment of additional paid-in capital accounted for under the equity method	—	—	—	(103)	—	—	—	—	—	—	(103)
Adjustment of funds and investments disposal	—	—	—	—	—	—	(5)	—	—	—	(5)
Adjustment of retained earnings accounted for under the equity method	—	—	—	—	—	(272,555)	—	—	—	—	(272,555)
Cash dividends allocated to subsidaries	—	—	—	17,874	—	—	—	—	—	—	17,874
Changes in unrealized loss on available-for-sale financial assets	—	—	—	—	—	—	—	(10,470,556)	—	—	(10,470,556)
Changes in unrealized loss on financial instruments of investees	—	—	—	—	—	—	—	(2,820,536)	—	—	(2,820,536)
Exercise of employee stock options	964,293	96,430	1,140	38,617	—	—	—	—	—	—	1,004,050
Changes in cumulative translation adjustment	—	—	—	—	—	—	3,010,213	—	—	—	3,010,213
Changes in minority interests	—	—	—	—	—	—	—	—	—	731,909	731,909

Balance as of December 31, 2011	130,843,416	13,084,342	1,140	46,460,665	3,442,856	21,056,268	(2,268,792)	14,424,891	(6,223,357)	4,387,876	212,124,963

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands)

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income attributable to stockholders of the Company	3,874,028	23,898,905	10,609,695	350,502
Net loss attributable to minority interests	(2,203,138)	(52,949)	(2,142,779)	(70,789)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Extraordinary gain	(648,958)	(82,469)	—	—
Depreciation	33,530,254	29,951,312	31,915,068	1,054,346
Amortization	699,541	544,321	455,731	15,056
Bad debt expense (reversal)	(22,225)	20,748	578,805	19,121
Donation income	—	—	(691,611)	(22,848)
Loss (Gain) on decline (recovery) in market value, scrap and obsolescence of inventories	(2,414,592)	82,453	1,754,699	57,968
Cash dividends received under the equity method	901	48,753	305,396	10,089
Investment loss (gain) accounted for under the equity method	(180,263)	(114,608)	312,261	10,316
Loss (Gain) on valuation of financial assets and liabilities	309,735	883,011	(997,394)	(32,950)
Impairment loss	4,007,078	113,879	2,246,490	74,215
Gain on disposal of investments	(1,965,468)	(2,020,797)	(1,688,016)	(55,765)
Gain on disposal of property, plant and equipment	(10,192)	(41,124)	(22,143)	(732)
Gain on disposal of non-current assets held for sale	(91,413)	(449)	(193,855)	(6,404)
Gain on reacquisition of bonds	—	—	(167,311)	(5,527)
Amortization of financial assets discounts	—	(7,253)	—	—
Amortization of bond discounts	20,018	227,139	300,389	9,924
Amortization of administrative expenses from syndicated loans	—	273	4,051	134
Exchange loss (gain) on financial assets and liabilities	4,754	(327,341)	77,874	2,573
Exchange loss (gain) on long-term liabilities	(27,466)	(498,520)	188,531	6,228
Exchange loss (gain) on disposal of non-current assets held for sale	—	266	(767)	(25)
Amortization of deferred income	(202,460)	(145,764)	(98,940)	(3,269)
Stock-based payment	162,157	646,968	796,253	26,305
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	182,985	612,802	(140,618)	(4,645)
Notes receivable and Accounts receivable	(8,370,011)	(2,315,832)	3,762,332	124,292
Other receivables	397,018	1,380,061	(124,682)	(4,119)
Inventories	1,292,621	(3,334,002)	(1,250,546)	(41,313)
Prepaid expenses	(295,271)	(586,039)	65,796	2,174
Deferred income tax assets and liabilities	462,075	69,112	469,352	15,505
Notes and accounts payable	3,103,407	1,776,366	(2,054,788)	(67,882)
Accrued expenses	1,114,607	3,893,450	(2,811,033)	(92,865)
Other current liabilities	(359,970)	(1,271,666)	12,722	420
Accrued pension liabilities	41,432	38,378	(32,378)	(1,070)
Other liabilities-others	10,670	105,629	215,216	7,110

Net cash provided by operating activities	32,421,854	53,495,013	41,653,800	1,376,075

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(388,701)	(163,620)	(85,451)	(2,823)
Proceeds from disposal of financial assets at fair value through profit or loss	275,400	—	29,656	980
Acquisition of available-for-sale financial assets	(108,222)	(232,092)	(98,188)	(3,244)
Proceeds from disposal of available-for-sale financial assets	2,790,430	3,485,293	3,103,136	102,515
Acquisition of financial assets measured at cost	(984,369)	(835,525)	(1,517,080)	(50,118)
Proceeds from disposal of financial assets measured at cost	316,295	333,977	409,240	13,520
Acquisition of long-term investments accounted for under the equity method	(1,201,107)	(597,459)	(3,325,272)	(109,854)
Proceeds from disposal of long-term investments accounted for under the equity method	—	157,734	119,643	3,952
Acquisition of held-to-maturity financial assets	(64,233)	—	—	—
Proceeds from disposal of held-to-maturity financial assets	408,364	—	—	—
Prepayment for long-term investments	(322,290)	—	(43,921)	(1,451)
Proceeds from capital reduction and liquidation of investments	239,284	52,914	251,584	8,311
Net cash received from acquisition of subsidiaries	7,500	1,859,186	29,350	970
Net cash paid for disposal of subsidiaries	(18,803)	(176,217)	(93,668)	(3,094)
Other receivables	—	27,108	—	—
Acquisition of minority interests	(1,862,598)	(266,382)	(111,533)	(3,685)
Acquisition of property, plant and equipment	(17,617,854)	(61,322,819)	(53,326,115)	(1,761,682)
Proceeds from disposal of property, plant and equipment	38,458	76,044	44,962	1,485
Proceeds from disposal of non-current assets held for sale	462,376	405,098	594,738	19,648
Increase in deferred charges	(1,146,421)	(382,050)	(392,956)	(12,982)
Acquisition of intangible assets	—	—	(287,203)	(9,488)
Decrease (increase) in restricted assets	—	(26,077)	4,806	159
Increase in other assets-others	(52,137)	(174,066)	(425,788)	(14,066)

Net cash used in investing activities	(19,228,628)	(57,778,953)	(55,120,060)	(1,820,947)

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands)

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase (decrease) in short-term loans	(8,240)	4,202,660	5,294,899	174,922
Proceeds from long-term loans	400,000	1,345,000	7,861,160	259,701
Repayments of long-term loans	(300,000)	(33,450)	(3,457,383)	(114,218)
Increase in financial liabilities at fair value through profit or loss	1,340,741	—	—	—
Proceeds from bonds issued	5,330,477	—	14,423,000	476,478
Bond issuance costs	(51,202)	—	(67,322)	(2,224)
Redemption of bonds	—	(7,500,000)	—	—
Reacquisition of bonds	—	—	(1,725,732)	(57,011)
Cash dividends	—	(6,224,963)	(14,015,701)	(463,023)
Exercise of employee stock options	—	2,542	1,004,050	33,170
Treasury stock acquired	(2,393,337)	(4,843,588)	—	—
Treasury stock sold to employees	623,166	510,517	—	—
Proceeds from disposal of treasury stock	—	27,211	15,071	498
Increase in deposits-in	6,427	9,620	81,722	2,700
Increase (decrease) in minority stockholders	(4,239)	2,330,577	509,225	16,823

Net cash provided by (used in) financing activities	4,943,793	(10,173,874)	9,922,989	327,816

Effect of exchange rate changes on cash and cash equivalents	(550,708)	(424,041)	1,342,294	44,344

Net increase (decrease) in cash and cash equivalents	17,586,311	(14,881,855)	(2,200,977)	(72,712)
Cash and cash equivalents at beginning of period	48,566,649	66,152,960	51,271,105	1,693,793

Cash and cash equivalents at end of period	66,152,960	51,271,105	49,070,128	1,621,081

Supplemental disclosures of cash flow information:
Cash paid for interest	124,244	239,265	262,459	8,671
Less: Cash paid for capitalized interest	(39,106)	(224,029)	(72,495)	(2,395)

Cash paid for interest excluding capitalized interest	85,138	15,236	189,964	6,276

Cash paid for income tax	709,186	117,584	1,452,646	47,990

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	21,387,628	67,623,874	49,286,693	1,628,236
Discount on property, plant and equipment	—	(1,592)	(58,110)	(1,920)
Add: Payable at beginning of period	1,718,134	5,487,908	12,620,481	416,930
Add: Effect of acquisition of subsidiaries	—	833,110	—	—
Less: Payable at end of period	(5,487,908)	(12,620,481)	(8,517,694)	(281,391)
Less: Effect of disposal of subsidiaries	—	—	(5,255)	(173)

Cash paid for acquiring property, plant and equipment	17,617,854	61,322,819	53,326,115	1,761,682

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	HISTORY AND ORGANIZATION

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

The numbers of employees as of December 31, 2010 and 2011 were 15,656 and 15,820, respectively.

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

Summary of significant accounting policies is as follows:

General Descriptions of Reporting Entities

Principles of Consolidation

Investees in which UMC, directly or indirectly, holds more than 50% of voting rights are consolidated into UMC’s financial statements. (UMC and the consolidated entities are hereinafter referred to as “the Company”.)

Transactions between consolidated entities are eliminated in the consolidated financial statements. The difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized, and goodwill arising from new acquisitions is analyzed and accounted for under the R.O.C. Statement of Financial Accounting Standard (R.O.C. SFAS) No. 25, “Business Combination – Accounting Treatment under Purchase Method”(R.O.C. SFAS 25), in which goodwill is not subject to amortization.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The consolidated entities are as follows:

As of December 31, 2010

Investor	Subsidiary	Business nature	Percentage of ownership (%)

UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00

UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Market development	100.00

UMC	UMC CAPITAL CORP.	Investment holding	100.00

UMC	GREEN EARTH LIMITED	Investment holding	100.00

UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00

UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00

UMC	ALPHA WISDOM LIMITED (AWL) (Note A)	Investment holding	100.00

UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	100.00

UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	55.56

UMC	NEXPOWER TECHNOLOGY CORP (NEXPOWER)	Sales and manufacturing of solar power batteries	44.42

FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00

FORTUNE	MOS ART PACK CORP. (MAP) (Note B)	IC Packaging	54.72

FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.08

UNITRUTH	MAP	IC Packaging	18.62

UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.27

UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00

UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00

TLC	SOARING CAPITAL CORP.	Investment holding	100.00

TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.90

SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00

NBI	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	GaAs Foundry service	99.79

NBI	UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING)	LED lighting manufacturing and sale	94.65

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investor	Subsidiary	Business nature	Percentage of ownership (%)

NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	91.12

NBI	UNISTARS CORP. (UNISTARS)	High brightness LED packages	65.63

NBI	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Solar power cell manufacturing and sale	51.49

UNITED LIGHTING	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED	Investment holding	100.00

EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00

EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD (formerly YONGSHENG (SHANDONG) ENERGY CO.)	Solar engineering integrated design services	100.00

AWL	UMCJ	Sales and manufacturing of integrated circuits	44.44

NEXPOWER	JENENERGY SYSTEM CORPORATION (JENENERGY)	Energy Technology Service	66.67

JENENERGY	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	100.00

SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Design of photovoltaic system and consulting services related to photovoltaic technology, etc.	100.00

As of December 31, 2011

Investor	Subsidiary	Business nature	Percentage of ownership (%)

UMC	UMC-USA	IC Sales	100.00

UMC	UME BV	Market development	100.00

UMC	UMC CAPITAL CORP.	Investment holding	100.00

UMC	GREEN EARTH LIMITED	Investment holding	100.00

UMC	TLC	New business investment	100.00

UMC	NBI	Investment holding	100.00

UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00

UMC	FORTUNE	Consulting and planning for investment in new business	100.00

UMC	UMCJ	Sales and manufacturing of integrated circuits	100.00

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investor	Subsidiary	Business nature	Percentage of ownership (%)

UMC	NEXPOWER	Sales and manufacturing of solar power batteries	44.16

FORTUNE	UNITRUTH	Investment holding	100.00

FORTUNE	TOPCELL	Solar power cell manufacturing and sale	8.81

FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.05

UNITRUTH	TOPCELL	Solar power cell manufacturing and sale	3.81

UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25

UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00

UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00

TLC	SOARING CAPITAL CORP.	Investment holding	100.00

TLC	TOPCELL	Solar power cell manufacturing and sale	8.81

TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87

SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00

NBI	GREEN FIELD (SAMOA) LIMITED	Investment holding	100.00

NBI	TERA ENERGY DEVELOPMENT CO., LTD.	Energy Technical Services	100.00

NBI	EVERRICH	Solar engineering integrated design services	90.61

NBI	UNISTARS	High brightness LED packages	72.83

NBI	WAVETEK	GaAs Foundry service	72.16

NBI	UNITED LIGHTING (Note C)	LED lighting manufacturing and sale	55.25

NBI	TOPCELL	Solar power cell manufacturing and sale	48.66

UNITED LIGHTING	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED	Investment holding	100.00

UNITED LIGHTING	POWER LIGHT INVESTMENTS LIMITED (POWER LIGHT (SAMOA))	Investment holding	100.00

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investor	Subsidiary	Business nature	Percentage of ownership (%)

POWER LIGHT (SAMOA)	BAO LIN (SHANDONG) GUANG DIAN KE JI YOU XIAN GONGSI	LED lighting manufacturing and sale	100.00

WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00

EVERRICH	EVERRICH-HK	Investment holding	100.00

EVERRICH	SMART ENERGY	Investment holding	100.00

EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00

SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	100.00

GREEN FIELD (SAMOA) LIMITED	NEW BUSINESS REALTY (SAMOA) LIMITED	Investment holding	100.00

NEXPOWER	NEWENERGY HOLDING LIMITED	Investment holding	100.00

NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00

NEWENERGY HOLDING LIMITED	FUTUREPOWER HOLDING LIMITED	Investment holding	100.00

FUTUREPOWER HOLDING LIMITED	NEXPOWER (SHANDONG) ENERGY CO., LTD.	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	100.00

NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00

Note A:

On March 25, 2011, AWL filed for liquidation through a decision at its stockholders’ meeting. The liquidation of AWL was accounted for as an organization restructuring. As such, the Company continues accounting for ownership of AWL under equity method and it is included as a consolidated subsidiary until the liquidation has been completed. The liquidation was completed on August 30, 2011.

Note B:

On March 10, 2011, MAP has filed for liquidation through a decision at its stockholders’ meeting. The Company ceased using the equity method from that day, and MAP is not included as a consolidated subsidiary as of December 31, 2011.

Note C:	On April 1, 2011, UNITED LIGHTING merged with POWER LIGHT TECH CO., LTD. (PLT). After the business combination, PLT is the surviving company and was renamed to UNITED LIGHTING.

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

Convenience Translation into US Dollars

Translations of amount from New Taiwan dollars into United States dollars for the reader’s convenience were calculated at the rate of US$1.00 to NT$30.27 on December 30, 2011 released by Board of Governors of the Federal Reserve System. No representation is made that the NT$ amounts could have been, or could be, converted into United States dollars at such rate.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less and reverse repurchase agreements.

Financial Assets and Financial Liabilities

In accordance with R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement” (R.O.C. SFAS 34) and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as either financial assets at fair value through profit or loss, financial assets measured at cost, available-for-sale financial assets or held-to-maturity financial assets. Financial liabilities are recorded at fair value through profit or loss.

The Company accounts for purchase or sale of financial instruments as of the trade date, which is the date the Company commits to purchase or sell the asset or liability. Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs.

a.	Financial assets and financial liabilities at fair value through profit or loss

Financial assets or liabilities at fair value through profit or loss are comprised of financial assets held for trading and financial assets designated as fair value through profit or loss.

Financial instruments held for short-term sale or repurchase purposes and derivative financial instruments not qualified for hedge accounting are classified as financial assets or liabilities at fair value through profit or loss.

If an entity is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the subsequent balance sheet dates, the entire hybrid contract is designated as either a financial asset or liability at fair value through profit or loss.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

d.	Held-to-maturity financial assets

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes, Accounts and Other Receivables

Notes and accounts receivable are amounts owed to a business by a customer as a result of a purchase of goods or services from it on a credit basis. Other receivables are any receivable not classified in notes and accounts receivable category. When the notes, accounts and other receivables are initially recognized, the Company measures them at their fair values. After initial recognition, the notes, accounts and other receivables are measured at amortized cost deducting the impairment using the effective interest method. Short-term notes, accounts and other receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial.

Prior to December 31, 2010, recognition of an allowance for doubtful accounts was based on historical experience in analyzing the aging and determining the collectability of notes, accounts and other receivables as of the balance sheet date. Effective January 1, 2011, the Company first assesses as of balance sheet date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant. If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually. For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with similar credit risk characteristics and collectively assess them for impairment. If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss. The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Long-term Investments Accounted for Under the Equity Method (including interests in Joint Ventures)

Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method. The difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date is amortized and goodwill arising from new acquisitions is analyzed and accounted for under the R.O.C. SFAS 25, in which goodwill is not subject to amortization.

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

Depreciation is recognized on a straight-line basis using the estimated economic life of the assets:

Buildings	3 ~ 55 years

Machinery and equipment	2 ~ 8 years

Transportation equipment	4 ~ 7 years

Furniture and fixtures	2 ~ 20 years

Leased assets and leasehold improvements	The lease period or estimated economic life, whichever is shorter

Intangible Assets

a.	Trademarks are stated at cost and amortized over 10 years on a straight-line basis.

b.	Goodwill generated from business combinations is not subject to amortization. After initial recognition, goodwill shall be carried at cost less any accumulated impairment losses. Whenever impairment indicators exist or at least annually, the Company completes the goodwill impairment test to determine whether goodwill is impaired. Goodwill impairment shall not be reversed once recognized.

c.	Other intangible assets are mainly the land-use right and amortized over 50 years on a straight-line basis.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows:

Intellectual property license fees	The shorter of contract term or estimated economic life of the related technology

Software	2 ~ 6 years

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bonds

Transaction costs related to the issuance of the bonds were allocated to liability and equity components of bonds in proportion to the allocation of the proceeds. For subsequent measurement of the liability components, the host contract is accounted for at amortized cost using the effective interest method. If the difference between the straight-line method and the effective interest method is immaterial, the bond discount may be amortized using the straight-line method and recorded as interest expense. Any embedded derivative instruments that are considered liability components and not clearly and closely related to the host debt instrument are measured at fair value and changes in fair value are recognized as a gain or loss on the valuation of the financial liability. The equity component is measured as the residual amount after deducting the fair value of the liability component at date of issuance from the proceeds received and is not subsequently remeasured.

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

In accordance with R.O.C. SFAS 34, since the economic and risk characteristics of the embedded call or put option are clearly and closely related to the host contract, the derivative financial instruments embedded in convertible bonds were not recognized separately.

If the convertible bondholders exercise their conversion right before maturity, the Company shall adjust the carrying amount of the liability component. The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital - premiums. No gain or loss is recognized upon bond conversion.

Both the host contract and bifurcated embedded derivative financial instrument in exchangeable bonds are classified as current liabilities if the bondholders have the right to demand settlement of the bonds within 12 months of the bonds become exchangeable. In addition, the liability component of convertible bonds is classified as a current liability within 12 months of the date the bondholders may exercise the put right. After the put right expires, the liability component of the convertible bonds should be reclassified as a long-term liability if it meets the definition of a long-term liability in all other respects.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For treasury stock sold to employees, the Company recognizes compensation cost in accordance with R.O.C. SFAS 39 and ARDF Interpretation No. 96-266 “Accounting for Treasury Stock Purchased by Employees” and ARDF Interpretation No. 98-111 “Determining the Grant Date of Share-Based Payment”

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured. Most of the Company’s sales transactions have shipping term of Free Carrier (FCA), shipment in which title and the risk of loss or damage are transferred to the customer upon delivery of the product to a carrier approved by the customer.

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

Earnings per Share

Earnings per share is computed according to R.O.C. SFAS No. 24, “Earnings Per Share”. Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and employee stock bonus issues that are approved in the stockholders’ meetings prior to 2008.

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

Impairment losses and reversals are classified as non-operating expenses and income, respectively.

Operating Segment Information

An operating segment is a component of an entity that has the following characteristics:

a.	Engaging in business activities from which it may earn revenues and incur expenses;

b.	Whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

c.	For which discrete financial information is available.

3.	ACCOUNTING CHANGES

Notes, Accounts and Other Receivables

Effective January 1, 2011, the Company adopted the third revised R.O.C. SFAS 34. This change in accounting principles had no significant effect on consolidated net income or consolidated earnings per share for the year ended December 31, 2011.

Operating Segment Information

Effective from January 1, 2011, the Company adopted R.O.C. SFAS No. 41, “Operating Segments” (R.O.C. SFAS 41), to present operating segment information. The newly issued R.O.C. SFAS 41 replaced R.O.C. SFAS No. 20, “Segment Reporting”, the comparative operating segment information has been presented accordingly. This change in accounting principles had no effect on consolidated net income or consolidated earnings per share for the years ended December 31, 2010 and 2011.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2010	2011
	NT$’000	NT$’000
Cash
Cash on hand	4,080	4,470
Checking and savings accounts	13,149,234	13,795,814
Time deposits	34,360,417	31,737,840

Subtotal	47,513,731	45,538,124

Cash equivalents	3,757,374	3,532,004

Total	51,271,105	49,070,128

5.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of December 31,
	2010	2011
	NT$’000	NT$’000
Current
Listed stocks	636,446	202,081
Corporate bonds	494,086	493,850
Forward contracts	9,411	—

Subtotal	1,139,943	695,931

Noncurrent
Preferred stocks	—	26,295
Convertible bonds	79,920	93,416

Subtotal	79,920	119,711

Total	1,219,863	815,642

During the years ended December 31, 2009, 2010 and 2011, net gains (losses) arising from the changes in fair value of financial assets at fair value through profit or loss were NT$513 million, NT$(222) million and NT$(324) million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2010	2011
	NT$’000	NT$’000
Accounts receivable	18,363,983	15,235,258
Less: Allowance for sales returns and discounts	(185,612)	(165,000)
Less: Allowance for doubtful accounts	(67,850)	(679,717)

Net	18,110,521	14,390,541

7.	INVENTORIES, NET

	As of December 31,
	2010	2011
	NT$’000	NT$’000
Raw materials	2,156,204	2,389,760
Supplies and spare parts	2,205,471	2,281,665
Work in process	8,240,687	7,784,470
Finished goods	1,946,170	3,209,746

Total	14,548,532	15,665,641
Less: Allowance for loss on decline in market value and obsolescence	(1,515,909)	(2,956,365)

Net	13,032,623	12,709,276

a.	The Company recognized a loss of NT$1,390 million as a result of the net realizable value of inventory being lower than its cost, and the loss was included in the cost of goods sold for the year ended December 31, 2011. The Company previously recognized an inventory impairment loss prior to January 1, 2009. However, the circumstances that caused the net realizable value of inventory to be lower than its cost reversed. As a result, the Company recognized a reversal gain of NT$2,597 million and NT$90 million for the year ended December 31, 2009 and 2010, respectively.

b.	Inventories were not pledged.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of December 31,
	2010	2011
	NT$’000	NT$’000
Current
Common stocks	7,044,673	5,124,780

Noncurrent
Common stocks	29,796,192	18,767,614
Depositary receipts	403,805	37,400
Funds	54,068	30,210

Subtotal	30,254,065	18,835,224

Total	37,298,738	23,960,004

During the years ended December 31, 2009, 2010 and 2011, the net unrealized gains (losses) adjustments to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were NT$27,726 million, NT$(1,003) million and NT$(10,478) million, respectively. Additionally, the Company recognized gains of NT$1,858 million, NT$1,960 million and NT$1,492 million due to the disposal of available-for-sale assets during the years ended December 31, 2009, 2010 and 2011, respectively.

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent. Therefore, UMC reclassified the exchangeable shares to current assets.

9.	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of December 31,
	2010	2011
	NT$’000	NT$’000
Common stocks	4,972,813	5,949,533
Preferred stocks	2,063,117	1,898,072
Funds	591,181	451,362
Convertible bonds	24,753	—

Total	7,651,864	8,298,967

The Company acquired 4.6 million shares of FIRST INTERNATIONAL TELECOM CORP. (FIRST INTERNATIONAL TELECOM) through private placement in March 2008, 4 million shares of E-ONE MOLI ENERGY CORP. (E-ONE) through private placement in June 2009 and 2 million shares of A-DATA TECHNOLOGY CO., LTD. (A-DATA) through private placement in September 2009. In addition, 500 units of convertible bonds acquired through private placement in September, 2009 were converted to 2.4 million common shares of TOPOINT TECHNOLOGY CO., LTD. (TOPOINT) in September, 2010. The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of FIRST INTERNATIONAL TELECOM, E-ONE, A-DATA and TOPOINT will be removed on April 25, 2011, August 31, 2012, September 30, 2012 and September 23, 2012, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.	Details of long-term investments accounted for under the equity method are as follows:

	As of December 31,
	2010		2011
Investee Companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
	NT$’000%		NT$’000%
Listed companies
CRYSTALWISE TECHNOLOGY INC. (CRYSTALWISE) (Note D)	—	—	87,501	4.25

Unlisted companies
MOS ART PACK CORP. (MAP) (Note A)	—	—	238,373	72.98
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	—	—	45,573	50.00
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	314,338	24.30	725,381	50.00
LIST EARN ENTERPRISE INC.	9,177	49.00	9,688	49.00
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. (SHENYANG U-LIGHTING) (Note B)	3,022	49.00	4,080	49.00
ALLIANCE OPTOTEK CORP.	165,759	48.43	77,545	47.99
MTIC HOLDINGS PTE. LTD.	234,732	46.49	214,918	46.49
YUNG LI INVESTMENTS, INC.	221,710	45.16	213,558	45.16
UNITED LED CORPORATION HONG KONG LIMITED	208,260	50.00	593,479	45.00

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2010		2011
Investee Companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
	NT$’000%		NT$’000%
MEGA MISSION LIMITED PARTNERSHIP	2,115,285	45.00	1,298,748	45.00
ACHIEVE MADE INTERNATIONAL LTD.	43,267	48.54	42,909	44.06
UNITECH CAPITAL INC.	801,039	42.00	700,433	42.00
LTI REENERGY CO., LTD. (LTI) (Note B)	—	—	2,918	40.00
HSUN CHIEH INVESTMENT CO., LTD.	3,613,285	36.49	2,749,884	36.49
UC FUND II	76,967	35.45	36,584	35.45
BEST ELITE INTERNATIONAL LIMITED (Note H, I)	—	—	3,141,108	34.90
EXOJET TECHNOLOGY CORP.	68,311	37.52	104,138	33.40
SOLAR GATE TECHNOLOGY CO., LTD.	59,653	25.00	39,417	32.73
CTC CAPITAL PARTNERS I, L. P.	122,277	31.40	127,784	31.40
UNIMICRON HOLDING LIMITED	536,709	21.93	626,242	21.93
HIGH POWER LIGHTING CORP.	37,012	22.29	15,552	20.24
DAIWA QUANTUM CAPITAL PARTNERS I, L. P. (DAIWA) (Note C)	57,644	12.50	59,984	12.50
TRANSLINK CAPITAL PARTNERS I L. P. (TRANSLINK) (Note C)	77,255	10.55	120,097	10.38
UMCI LTD. (UMCI) (Note E)	—	100.00	—	—
UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note F)	35,237	89.99	—	—
AEVOE INTERNATIONAL LTD.	88,029	43.77	—	—
WALTOP INTERNATIONAL CORP.	219,428	42.59	—	—
POWER LIGHT TECH CO., LTD. (PLT) (Note G)	41,581	42.33	—	—
CRYSTAL MEDIA INC.	31,761	31.80	—	—
ANOTO TAIWAN CORP.	3,878	24.12	—	—
TRANSLINK CAPITAL PARTNERS II L. P. (TRANSLINK) (Note C)	7,623	9.76	—	—

Subtotal	9,193,239		11,188,393

Total	9,193,239		11,275,894

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A:	On March 10, 2011, MAP has filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of December 31, 2011.

Note B:	The Company uses the equity method to account for its investment in WINAICO SOLAR PROJEKT 1 GMBH, SHANDONG HUAHONG, SHENYANG U-LIGHTING and LTI, which are jointly controlled entities.

Note C:	The Company follows international accounting practices in equity accounting for limited partnerships because no equivalent type of business exists in R.O.C., and therefore, the Company uses the equity method to account for these investees.

Note D:	The Company acquired 2.7 million shares of CRYSTALWISE through private placement in August 2010. The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of CRYSTALWISE will be removed on September 23, 2013. The Company determined it should apply the equity method to CRYSTALWISE because it was considered to have the significant influence according to Statements of Financial Accounting Standards through common Chairman of the Board.

Note E:	On July 30, 2010, UMCI has filed for liquidation through a decision at its stockholders’ meeting. The liquidation was completed on May 10, 2011.

Note F:	On June 26, 2009, UMO has filed for liquidation through a decision at its stockholders’ meeting. The liquidation was completed on June 23, 2011.

Note G:	On April 1, 2011, UNITED LIGHTING OPTO-ELECTRONIC INC. was merged with PLT. PLT is the surviving company and was renamed to UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING). After the business combination, UNITED LIGHTING is included as a consolidated subsidiary.

Note H:	Not until March 2005 did the Company receive an offer of approximately 106 million ordinary shares from Best Elite International Limited (Best Elite), the holding company of HeJian Technology Corp. (HeJian). The offered shares represented approximately 50% of Best Elite’s outstanding ordinary shares and approximately 15% of the total outstanding shares of Best Elite. The Company filed an inquiry with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance with respect to the offer. Subsequent to Best Elite Board approval, the offered ordinary shares were placed in a trust while the Company awaited the Investment Commission’s guidance. While in trust, the Company could not receive ownership (nor any potential stock dividend or cash dividend distributed) and is not the beneficiary thereof unless Company received approval from the Investment Commission. In the event that any stock dividend or cash dividend was distributed, the Company’s potential stake in Best Elite would have accumulated accordingly. No response from the Investment Commission of the Ministry of Economic Affairs was received on the Company’s inquiry for many years. In June 2011, the Company filed an application for the acquisition of the aforementioned donated Best Elite shares as well as for an additional purchase of Series B and B-1 preferred shares (Note I). Thereafter, on November 1, 2011, the Company received the approval letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274530). With such an approval, the Company was able to formally accept the ordinary shares, which have been held in trust since 2006. Based on the approval letter from the Investment Commission of the Ministry of Economic Affairs, which designated the ordinary shares offered by Best Elite as a donation, the Company recognized the said shares at their fair value of USD 22,898 thousand on the day it legally received the ordinary shares from the trust, December 12, 2011, as a long term investment accounted for under the equity method with a corresponding gain recorded in other income.

Note I:	On March 16, 2011, in order to achieve its global market objectives, the Company’s Board of Directors approved an offer to the stockholders of Best Elite to purchase up to 30% of the preferred shares of Best Elite. In June 2011, the Company filed an application on the 15.337% donated shares (in trust as described above) as well as 20.406% of the preferred shares of Best Elite based on the said shareholders’ offering.

Such purchase of 20.406% of the preferred shares of Best Elite was approved on November 1, 2011 in the same letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274530) granting approval for the Company’s ownership of Best Elite shares placed in escrow. Pursuant to such approval, the Company acquired by way of purchase at fair value Series B and B-1 preferred shares representing 19.56% of Best Elite’s total outstanding shares on December 12, 2011 and the Company thereby increased its cumulative ownership of the investee to 34.90%. The Company accounts for its investment as a long term investment under the equity method in accordance with R.O.C. SFAS No. 5, “Long-term Investments under Equity Method” (R.O.C. SFAS 5).

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	The change of investees’ equity was charged to the Company’s equity. For the years ended December 31, 2010 and 2011, the changes charged to additional paid-in capital were decreases of nil and NT$0.1 million, respectively, and the changes charged to retained earnings were decreases of NT$119 million and NT$273 million, respectively.

c.	Total gains (losses) arising from investments accounted for under the equity method were NT$180 million, NT$115 million and NT$(312) million for the years ended December 31, 2009, 2010 and 2011, respectively. Net investment income (loss) amounted to NT$(11) million, NT$310 million and NT$376 million for the years ended December 31, 2009, 2010 and 2011, respectively, and the related long-term investment balances of NT$5,282 million and NT$4,396 million as of December 31, 2010 and 2011, respectively, were determined based on the investees’ financial statements audited by other independent auditors.

d.	The long-term equity investments were not pledged.

11.	PROPERTY, PLANT AND EQUIPMENT

	As of December 31, 2010
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
	NT$’000	NT$’000	NT$’000	NT$’000
Land	1,555,904	—	(266,981)	1,288,923
Buildings	26,156,284	(10,364,578)	(978,742)	14,812,964
Machinery and equipment	498,122,888	(415,015,124)	(469,930)	82,637,834
Transportation equipment	72,938	(60,302)	—	12,636
Furniture and fixtures	3,594,261	(2,979,520)	(9,619)	605,122
Leasehold improvement	728,030	(72,741)	—	655,289
Construction in progress and prepayments	32,749,232	—	—	32,749,232

Total	562,979,537	(428,492,265)	(1,725,272)	132,762,000

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31, 2011
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
	NT$’000	NT$’000	NT$’000	NT$’000
Land	2,065,194	—	(291,757)	1,773,437
Buildings	26,631,417	(11,617,004)	(1,061,634)	13,952,779
Machinery and equipment	559,032,330	(448,545,567)	(1,748,713)	108,738,050
Transportation equipment	64,918	(51,854)	—	13,064
Furniture and fixtures	4,378,308	(3,207,917)	(13,887)	1,156,504
Leasehold improvement	836,313	(200,498)	—	635,815
Construction in progress and prepayments	23,054,651	—	—	23,054,651

Total	616,063,131	(463,622,840)	(3,115,991)	149,324,300

a.	Total interest expense before capitalization amounted to NT$180 million, NT$352 million and NT$554 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Details of capitalized interest are as follows:

	For the years ended December 31,
	2009	2010	2011
	NT$’000	NT$’000	NT$’000
Land	—	383	—
Buildings	43,241	48,454	78
Machinery and equipment	78,092	284,605	245,844
Furniture and fixtures	55	1,557	1,661
Others	85	29	100

Total interest capitalized	121,473	335,028	247,683

Interest rates applied	1.07%~3.90%	1.04%~3.51%	1.02%~2.08%

b.	Please refer to Note 27 for property, plant and equipment pledged as collateral.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	OTHER ASSETS-OTHERS

	As of December 31,
	2010	2011
	NT$’000	NT$’000
Leased assets	1,089,990	1,011,383
Deposits-out	946,414	1,349,528
Long-term prepayment	545,140	532,200
Others	113,225	124,663

Total	2,694,769	3,017,774

Please refer to Note 27 for Deposits-out pledged as collateral.

13.	IMPAIRMENT LOSS

	For the years ended December 31,
	2009	2010	2011
	NT$’000	NT$’000	NT$’000
Available-for-sale financial assets, noncurrent	—	—	34,560
Long-term investments accounted for under the equity method	—	20,802	105,115
Financial assets measured at cost, noncurrent	494,091	93,077	570,725
Goodwill	—	—	286,007
Property, plant and equipment	3,331,557	—	1,238,877
Others assets-others	181,430	—	11,206

Total	4,007,078	113,879	2,246,490

After considering objective evidence and the result of the impairment loss testing, the Company recognized impairment losses amounted to NT$494 million, NT$114 million and NT$710 million for its available-for-sale financial assets, noncurrent, long-term investments accounted for under the equity method and financial assets measured at cost, noncurrent, respectively, for the years ended December 31, 2009, 2010 and 2011. As of December 31, 2009, the Company determined that certain fixed assets and other assets would not generate future cash flows. The Company determined the recoverable amounts of these assets based on the fair values less costs to sell. The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount, and the Company recognized an impairment loss amounted to NT$122 million. According to the assessment report and as a result of the impairment loss testing, the Company recognized an impairment loss amounted to NT$3,391 million for its property, plant, equipment and other assets for the year ended December 31, 2009. As of December 31, 2011, the Company identified indicators of impairment at subsidiaries due to their net operating profit being lower than expected. The Company’s impairment loss testing determined that the carrying amounts or future cash flow of goodwill, certain fixed assets and other assets-others exceeded their recoverable amounts. After considering the relevant objective evidence, the Company recorded an impairment loss of NT$1,536 million.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	SHORT-TERM LOANS

	As of December 31,
	2010	2011
	NT$’000	NT$’000
Unsecured bank loans	4,124,115	9,411,877

	For the years ended December 31,
	2010	2011
Interest rates	0.54%~2.37%	0.54%~2.82%

The Company’s unused short-term lines of credits amounted to NT$17,271 million and NT$19,609 million as of December 31, 2010 and 2011, respectively .

15.	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of December 31,
	2010	2011
	NT$’000	NT$’000
Derivatives embedded in exchangeable bonds	2,248,384	741,531
Forward contracts	6,553	—

Total	2,254,937	741,531

During the years ended December 31, 2009, 2010 and 2011, net gains (losses) arising from financial liabilities at fair value through profit or loss were NT$(815) million, NT$(546) million and NT$1,293 million, respectively.

16.	BONDS PAYABLE

	As of December 31,
	2010	2011
	NT$’000	NT$’000
Unsecured exchangeable bonds payable	5,886,654	6,125,110
Unsecured convertible bonds payable	—	12,420,903
Less: Discounts on bonds payable	(890,898)	(1,141,225)

Total	4,995,756	17,404,788
Less: Current portion	(4,995,756)	(5,420,384)

Net	—	11,984,404

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$127.2 million

(b)	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

(c)	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(d)	Terms of Exchange

i.	Underlying Securities: Common shares of Unimicron

ii.	Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price was originally NTD51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price is NTD47.1615 per share on December 31, 2011.

(e)	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.	The bondholders shall have exercised the exchange right before maturity; or

iii.	The bonds shall have been redeemed or purchased by UMC and cancelled.

b.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$80 million

(b)	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

(c)	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

(d)	Terms of Exchange

i.	Underlying Securities: Common shares of Novatek

ii.	Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price was originally NTD108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price is NTD96.1487 per share on December 31, 2011.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(e)	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.	The bondholders shall have exercised the exchange right before maturity; or

iii.	The bonds shall have been redeemed or purchased by UMC and cancelled.

c.	On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$500 million

(b)	Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

(c)	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price. The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All or any portion of the bonds will be redeemable in at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s common shares cease to be listed on the Taiwan Stock Exchange.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

(d)	Terms of Conversion

i.	Underlying Securities: ADS of UMC

ii.	Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.	Conversion Price and Adjustment: The conversion price was originally USD3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00. The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The conversion price is USD3.4713 per ADS on December 31, 2011.

(e)	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.	The bondholders shall have exercised the conversion right before maturity; or

iii.	The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with R.O.C. SFAS No. 36 “Financial Instruments: Disclosure and Presentation”, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, excluding issuance costs allocated to additional paid-in capital – stock options amounting to NT$3 million. The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d.	Repayments of the above-mentioned bonds in the future year are as follows:

Bonds repayable (Year)	Amount
NT$’000
2014	6,125,110
2016	12,420,903

Total	18,546,013

17.	LONG-TERM LOANS

a.	Details of long-term loans as of December 31, 2010 and 2011 are as follows:

Lender	As of December 31, 2010	Redemption
	NT$’000
Secured Long-Term Loan from Bank of Taiwan (1)	700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (1)	153,240	Repayable semiannually from December 6, 2010 to November 14, 2015 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (2)	71,760	Repayable semiannually from November 15, 2010 to November 14, 2015 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (3)	620,000	Repayable semiannually from June 30, 2012 to December 31, 2015 and interest is paid monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	4,060,000	Repayable semiannually from February 10, 2012 to August 10, 2015 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	1,350,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (1)	66,550	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lender	As of December 31, 2010	Redemption
Unsecured Long-Term Loan from Mega International Commercial Bank (2)	200,000	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	100,000	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	200,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.

Subtotal	7,521,550
Less: Administrative expense from syndicated loans	(11,727)
Less: Current portion	(710,433)

Total	6,799,390

	For the year ended December 31, 2010
Interest Rates	1.14%~2.49%

Lender	As of December 31, 2011	Redemption
	NT$’000
Secured Long-Term Loan from Bank of Taiwan (1)	466,667	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from Bank of Taiwan (2)	1,437,160	Repayable quarterly from October 13, 2012 to July 13, 2016 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (1)	620,000	Repayable semiannually from June 30, 2012 to December 31, 2015 and interest is paid monthly.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lender	As of December 31, 2011	Redemption
	NT$’000
Secured Long-Term Loan from First Commercial Bank (2)	200,000	Repayable semiannually from December 24, 2012 to June 24, 2016 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (3)	200,000	Bullet repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (4)	400,000	Bullet repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank	944,000	Repayable quarterly from June 30, 2012 to June 30, 2016 and interest is paid monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	2,770,000	Repayable semiannually from February 10, 2012 to August 10, 2013 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	1,050,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	1,000,000	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	62,500	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	150,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Unsecured Revolving Loan from China Trust Commercial Bank (Note 1)	1,500,000	Settlement due on August 30, 2016 and interest is paid monthly.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lender	As of December 31, 2011	Redemption
	NT$’000
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note 2)	500,000	Settlement due on December 29, 2016 and interest is paid monthly.
Unsecured Long- Term Loan from Taishin Bank	400,000	Bullet Repayment on August 25, 2013 and interest is paid monthly.

Subtotal	11,700,327
Less: Administrative expenses from syndicated loans	(7,678)
Less: Current portion	(2,581,667)

Total	9,110,982

	For the year ended December 31, 2011
Interest Rates	1.14%~2.30%

Note 1:	UMC entered into a 5-year loan agreement with China Trust Commercial Bank, effective August 30, 2011. The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first time use of the loan to the expiry date of the agreement, August 30, 2016. As of December 31, 2011, the unused line of credit was NT$1 billion.

Note 2:	UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective December 29, 2011. The agreement offered UMC a revolving line of credit of NT$3 billion starting from the first time use of the loan to the expiry date of the agreement, December 29, 2016. As of December 31, 2011, the unused line of credit was NT$2.5 billion.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	The long-term loans on December 31, 2011 will be repaid by installments with the last payment on December 29, 2016. Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
NT$’000
2012	2,581,667
2013	3,474,933
2014	1,994,100
2015	1,244,100
2016	2,405,527

Total	11,700,327

c.	Please refer to Note 27 for property, plant and equipment pledged as collateral for long- term loans.

18.	PENSION PLAN

a.	The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees eligible for the Labor Standards Law, a defined benefit plan, were offered the options to elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005 and a total of NT$354 million, NT$422 million and NT$503 million were contributed by the Company for the years ended December 31, 2009, 2010 and 2011, respectively. Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and during the years ended December 31, 2009, 2010 and 2011, the Company made contributions of NT$162 million, NT$170 million and NT$165 million, respectively.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the assets. The defined benefit plan assets and obligations are measured as of December 31. The unrecognized net asset or obligation at transition based on actuarial valuation is amortized on a straight-line basis over 15 years.

c.	Change in benefit obligation during the year:

	For the years ended December 31,
	2010	2011
	NT$’000	NT$’000
Projected benefit obligation at beginning of year	(5,189,112)	(5,938,668)
Service cost	(103,864)	(107,189)
Interest cost	(113,884)	(107,813)
Benefits paid	72,777	58,482
Gain (Loss) on projected benefit obligation	(577,564)	94,765
Exchange loss	(27,021)	(82,221)

Projected benefit obligation at end of year	(5,938,668)	(6,082,644)

d.	Change in pension assets during the year:

	For the years ended December 31,
	2010	2011
	NT$’000	NT$’000
Fair value of plan assets at beginning of year	1,995,970	2,118,193
Actual return on plan assets	15,075	(19,379)
Contributions from employer	159,049	167,837
Benefits paid	(72,777)	(58,482)
Exchange gain and others	20,876	68,714

Fair value of plan assets at end of year	2,118,193	2,276,883

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e.	The funding status of the pension plan is as follows:

	As of December 31,
	2010	2011
	NT$’000	NT$’000
Benefit obligation
Vested benefit obligation	(874,090)	(1,038,313)
Non-vested benefit obligation	(2,392,090)	(2,451,362)

Accumulated benefit obligation	(3,266,180)	(3,489,675)
Effect from projected salary increase	(2,672,488)	(2,592,969)

Projected benefit obligation	(5,938,668)	(6,082,644)
Fair value of plan assets	2,118,193	2,276,883

Funded status	(3,820,475)	(3,805,761)
Unrecognized net transitional benefit obligation	1,368	1,243
Unrecognized loss	571,661	553,642
Prior service cost	(51,970)	(10,224)
Adjustment required to recognize minimum liabilities	—	(1)

Accrued pension liabilities recognized on the consolidated balance sheet	(3,299,416)	(3,261,101)

f.	The components of the net periodic pension cost are as follows:

	For the years ended December 31,
	2009	2010	2011
	NT$’000	NT$’000	NT$’000
Service cost	109,950	103,864	107,189
Interest cost	117,538	113,884	107,813
Expected return on plan assets	(44,831)	(55,487)	(50,128)
Amortization of unrecognized transitional net benefit obligation	28,291	28,293	124
Amortization of unrecognized pension loss (gain)	(21,123)	12,069	13,664
Amortization of prior service cost	—	(5,197)	(46,513)
Others	906	(48)	(1,371)

Net periodic pension cost	190,731	197,378	130,778

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The actuarial assumptions underlying are as follows:

	For the year ended December 31, 2009
	UMC	FORTUNE	UMC JAPAN
Discount rate	2.25%	2.25%	2.00%
Rate of salary increase	4.00%	3.00%	2.55%
Expected return on plan assets	2.25%	2.25%	4.00%

	For the year ended December 31, 2010
	UMC	FORTUNE	UMC JAPAN
Discount rate	1.75%	2.00%	2.00%
Rate of salary increase	4.00%	3.00%	2.55%
Expected return on plan assets	1.75%	2.00%	3.65%

	For the year ended December 31, 2011
	UMC	FORTUNE	UMC JAPAN
Discount rate	1.90%	2.00%	2.00%
Rate of salary increase	4.00%	3.00%	2.55%
Expected return on plan assets	1.90%	2.00%	3.20%

Expected future benefit payments are as follows:

Year	Amount
NT$’000
2012	113,344
2013	90,008
2014	117,228
2015	142,841
2016	163,774
2017-2021	1,119,654

The Company expects to make pension fund contributions of NT$145 million in 2012.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	CAPITAL STOCK

a.	UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of December 31, 2010, each at a par value of NT$10.

b.	UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of December 31, 2010. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of December 31, 2010. One ADS represents five common shares.

c.	Among the employee stock options issued by UMC on December 13, 2007, 141 thousand shares were exercised during the year ended December 31, 2010. The issuance process through the authority had been completed.

d.	On December 31, 2010, UMC sold 64 million shares of treasury stock to employees, which were repurchased during the periods from January 7 to February 16, 2009, for the purpose of transferring to employees.

e.	UMC had 26,000 million common shares authorized to be issued, and 13,084 million shares were issued as of December 31, 2011, each at a par value of NT$10.

f.	UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of December 31, 2011. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of December 31, 2011. One ADS represents five common shares.

g.	Among the employee stock options issued by UMC on June 19, 2009, 96,544 thousand options were exercised during the year ended December 31, 2011. The issuance process for 96,430 thousand shares was completed through the authority as of December 31, 2011. UMC recorded cash collected for the remaining 114 thousand shares still pending authorization as of December 31, 2011 under Capital collected in advance.

20.	EMPLOYEE STOCK OPTIONS

On October 8, 2003, September 30, 2004, December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 150 million, 150 million, 350 million, 500 million and 500 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Shares available to option holders (in thousands) (Note)	Exercise price (NTD) (Note)
March 23, 2004	33,330	—	—	$31.25
July 1, 2004	56,590	—	—	$28.24
October 13, 2004	20,200	—	—	$24.28
April 29, 2005	23,460	—	—	$22.37
August 16, 2005	54,350	—	—	$29.47
September 29, 2005	51,990	—	—	$26.89
January 4, 2006	39,290	12,680	8,840	$23.17
May 22, 2006	42,058	19,057	13,286	$25.19
August 24, 2006	28,140	10,535	7,344	$24.09
December 13, 2007	500,000	354,917	354,917	$18.03
June 19, 2009	300,000	163,337	163,337	$10.40
Total	1,149,408	560,526	547,724

Note:	The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock. The exercise price of the options is also adjusted according to capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a.	A summary of the Company’s stock option plan and related information for the years ended December 31, 2010 and 2011 is as follows:

	For the years ended December 31,
	2010			2011
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders(in thousands)	Weighted- average Exercise Price per share (NTD)
Outstanding at beginning of period	861,771	809,566	$16.59	752,700	718,876	$16.05
Exercised	(141)	(141)	$18.03	(96,544)	(96,544)	$10.40
Forfeited	(61,477)	(57,466)	$16.42	(32,745)	(30,767)	$17.04
Expired	(47,453)	(33,083)	$28.56	(62,885)	(43,841)	$27.28

Outstanding at end of period	752,700	718,876	$16.05	560,526	547,724	$16.09

Exercisable at end of period	385,101	351,785	$19.78	422,148	409,652	$17.85

b.	The information on the Company’s outstanding stock options as of December 31, 2011, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price(NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Expected Remaining Years	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
2005.12.22	$23.17~$25.19	42,272	29,470	0.34	$24.31	41,262	28,766	$24.30
2007.10.09	$18.03	354,917	354,917	1.95	$18.03	347,822	347,822	$18.03
2009.05.12	$10.40	163,337	163,337	3.46	$10.40	33,064	33,064	$10.40

		560,526	547,724	2.31	$16.09	422,148	409,652	$17.85

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007. Compensation costs for these options were nil for the years ended December 31, 2010 and 2011. For options granted on or after January 1, 2008, the Company recognized compensation cost of NT$254 million and NT$214 million using the fair value method in accordance with R.O.C. SFAS 39 for the years ended December 31, 2010 and 2011, respectively.

The Company granted options prior to adopting R.O.C. SFAS 39. Pro forma information on net income and earnings per share using the fair value method is as follows:

	For the year ended December 31, 2009
	Basic losses per share	Diluted losses per share
	NT$’000	NT$’000
Net income	3,874,028	3,874,028
Earnings per share (NTD)	$0.31	$0.30
Pro forma net income	3,064,107	3,064,107
Pro forma earnings per share (NTD)	$0.24	$0.24

	For the year ended December 31, 2010
	Basic earnings per share	Diluted earnings per share
	NT$’000	NT$’000
Net income	23,898,905	23,898,905
Earnings per share (NTD)	$1.91	$1.87
Pro forma net income	23,538,509	23,538,509
Pro forma earnings per share (NTD)	$1.88	$1.84

	For the year ended December 31, 2011
	Basic earnings per share	Diluted earnings per share
	NT$’000	NT$’000
Net income	10,609,695	10,663,057
Earnings per share (NTD)	$0.84	$0.81
Pro forma net income	10,537,737	10,591,099
Pro forma earnings per share (NTD)	$0.84	$0.80

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the options outstanding as of December 31, 2010 and 2011 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions. The factors before and after the adoption of R.O.C. SFAS 39 to account for share-based payments were as follows:

Factors	Before	After
Expected dividend yields	1.37%~1.71%	1.98%
Volatility factors of the expected market price of the Company’s common stock	36.29%~49.10%	40.63%
Risk-free interest rate	1.85%~2.85%	1.01%
Weighted-average expected life	4~5 years	3.16~5.03 years

21.	TREASURY STOCK

a.	Changes in treasury stock during the years ended December 31, 2009, 2010 and 2011 are as follows:

For the year ended December 31, 2009

(In thousands of shares)

Purpose	As of January 1, 2009	Increase	Decrease	As of December 31, 2009
For transfer to employees	—	300,000	78,091	221,909

For the year ended December 31, 2010

(In thousands of shares)

Purpose	As of January 1, 2010	Increase	Decrease	As of December 31, 2010
For transfer to employees	221,909	300,000	63,975	457,934

For the year ended December 31, 2011

(In thousands of shares)

Purpose	As of January 1, 2011	Increase	Decrease	As of December 31, 2011
For transfer to employees	457,934	—	—	457,934

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that UMC could hold as of December 31, 2010 and 2011, were 1,299 million shares and 1,308 million shares, while the ceiling amount were NT$72,540 million and NT$69,786 million, respectively.

c.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

d.	As of December 31, 2010, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$16.30 per share. The closing price on December 31, 2010 was NT$16.30.

As of December 31, 2011, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$12.70 per share. The closing price on December 31, 2011 was NT$12.70.

22.	RETAINED EARNINGS AND DIVIDEND POLICIES

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Special capital reserve or reversal in accordance with relevant laws or regulations or as requested by the authorities in charge; (Note)

e.	Set aside 0.1% of the remaining amount after deducting items (a), (b), (c) and (d) as directors’ remuneration; and

f.	After deducting items (a), (b), (c) and (d) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employee stock bonus.

g.	The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the stockholders’ meeting.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the stockholders’ meeting. UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to stockholders, if any, may be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

Note:	In light of the amendment of the Corporate Governance Best-Practice Principles for TWSE/GTSM Listed Companies on March 31, 2011, UMC’s Articles of Incorporation were revised and revisions approved in the stockholders’ meeting held on June 15, 2011.

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

During the years ended December 31, 2010 and 2011, the amounts of the employee bonus and remunerations to directors were estimated. The board of directors estimated the amount by taking into consideration of UMC’s Articles of Incorporation, government regulations and industry average. Estimated amount of employee bonus and remunerations paid to directors are charged to current income. If the board modified the estimates significantly in the subsequent periods, UMC will recognize the change as an adjustment to current income. Moreover, if the amounts were modified by the stockholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year. Upon stockholders’ approval of the employee stock bonus, the distribution amount is determined by dividing the total approved bonus amount with the closing market price of UMC’s stock one day prior to the approved date. Information about appropriations of the bonus to employees and directors can be obtained from the “Market Observation Post System” on the website of the TSE.

The appropriation and compensation of 2011 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date. Information on the board of directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The distributions of cash dividend, employee bonus and directors’ remuneration for 2010 and 2011 were approved through the stockholders’ meeting and the board of directors meeting held on June 15, 2011 and March 14, 2012, respectively. The details of distribution are as follows:

	2010	2011
Cash Dividend	NT$1.12 per share	NT$0.50 per share
Employee bonus – Cash (in thousand NTD)	2,476,611	1,618,217
Directors’ remuneration (in thousand NTD)	21,402	9,303

Employee bonus and directors’ remuneration for 2010 which were approved through the stockholders’ meeting, were consistent with the resolutions of meeting of Board of Directors held on March 16, 2011.

The aforementioned cash dividend for 2010 was adjusted to NT$1.11164840 per share due to the increase in outstanding common stock as a result of newly issued shares to settle employee stock options exercised. The distribution was approved through the Board of Directors’ meeting held on July 8, 2011.

23.	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the years ended December 31,
	2009			2010			2011
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Personnel expenses
Salaries	9,838,712	3,844,526	13,683,238	13,201,139	5,135,151	18,336,290	12,265,469	4,764,634	17,030,103
Labor and health insurance	518,137	187,090	705,227	624,384	205,606	829,990	764,487	244,986	1,009,473
Pension	534,531	176,309	710,840	605,086	184,373	789,459	609,855	188,812	798,667
Other personnel expenses	93,581	37,150	130,731	145,400	59,881	205,281	142,316	72,735	215,051
Depreciation	31,199,053	2,273,178	33,472,231	27,941,023	1,972,982	29,914,005	29,775,956	2,103,701	31,879,657
Amortization	49,217	650,324	699,541	146,452	397,869	544,321	161,501	294,230	455,731

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.	INCOME TAX

(1)	Income tax expense consisted of :

	For the years ended December 31,
	2009	2010	2011
	NT$’000	NT$’000	NT$’000
Current
Domestic	135,626	1,432,898	442,326
Foreign	52,697	84,390	40,759

Subtotal	188,323	1,517,288	483,085
Deferred
Domestic	469,608	103,115	406,928
Foreign	(6,863)	(14,289)	23,422

Subtotal	462,745	88,826	430,350

Income tax expense	651,068	1,606,114	913,435

(2)	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the years ended December 31,
	2009	2010	2011
	NT$’000	NT$’000	NT$’000
Income tax on pre-tax income from continuing operations at statutory tax rate	418,250	4,315,216	1,594,660
Permanent and temporary differences
Investment loss	(947,692)	(479,686)	(987,163)
Gain on disposal of investments	(493,075)	(289,103)	(157,537)
Others	(18,835)	(1,220,481)	(459,843)

Subtotal	(1,459,602)	(1,989,270)	(1,604,543)
Change in investment tax credit	3,626,357	2,363,985	441,053
Change in loss carry-forward	(511,099)	2,136,325	99,141
Change in valuation allowance against deferred income tax assets
Investment tax credit	(2,996,460)	(3,095,208)	(720,397)
Loss carry-forward	511,099	(2,136,325)	(104,410)
Others	624,690	(295,209)	783,105

Subtotal	(1,860,671)	(5,526,742)	(41,702)
Effect of higher tax rate of subsidiary	15,476	41,549	35,333
Change in tax rate	322,857	202,628	—
Adjustment of prior year’s tax expense	(79)	1,778	(875)
Income basic tax	126,775	2,289	18,491
Others	(27,196)	58,356	371,877

Income tax expense	651,068	1,606,114	913,435

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	Significant components of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2010	2011
	NT$’000	NT$’000
Deferred income tax assets
Investment tax credit	7,022,761	6,298,868
Depreciation	920,046	649,365
Loss carry-forward	4,507,561	7,307,779
Pension	492,887	566,051
Allowance on sales returns and discounts	45,130	38,448

Allowance for loss on decline in market value and obsolescence of inventories	233,151	457,013
Foreign investment gain or loss	78,068	787,073
Others	291,712	277,994

Total deferred income tax assets	13,591,316	16,382,591
Valuation allowance	(9,738,404)	(12,803,735)

Net deferred income tax assets	3,852,912	3,578,856

Deferred income tax liabilities
Unrealized exchange gain	(108,200)	(260,015)
Depreciation	—	(15)
Others	(52,466)	(95,823)

Total deferred income tax liabilities	(160,666)	(355,853)

Total net deferred income tax assets	3,692,246	3,223,003

Deferred income tax assets – current	2,581,472	2,656,817
Deferred income tax liabilities – current	(125,839)	(305,925)
Valuation allowance	(1,632,482)	(2,085,934)

Net	823,151	264,958

Deferred income tax assets – noncurrent	11,009,844	13,725,774
Deferred income tax liabilities – noncurrent	(34,827)	(49,928)
Valuation allowance	(8,105,922)	(10,717,801)

Net	2,869,095	2,958,045

Total net deferred income tax assets	3,692,246	3,223,003

(4)	UMC’s income tax returns for all the fiscal years up to 2009 have been assessed and approved by the R.O.C. Tax Authority.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5)	UMC was granted several four or five-year income tax exemption periods with respect to income derived from the expansion of operations. The income tax exemption periods will expire on December 31, 2015.

(6)	The Company earns investment tax credits for the amount invested in production equipment, research and development, employee training, and investment in high technology industry and venture capital.

As of December 31, 2011, the Company’s unused investment tax credits were as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
	NT$’000	NT$’000
2012	1,974,696	1,974,696
2013	1,915,663	1,915,614
2014	2,144,587	2,144,587
2015	263,971	263,971

Total	6,298,917	6,298,868

(7)	As of December 31, 2011, the unutilized accumulated losses for the Company were as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
	NT$’000	NT$’000
2012	4,857,839	4,857,839
2013	1,376,899	1,376,899
2014	275,708	275,708
2015	1,835,513	1,835,513
2016	2,367,031	2,367,031
2017	1,143,998	1,143,998
2018	1,816,248	1,816,248
2019	699,350	699,350
2020	928,998	928,998
2021	13,437,762	13,437,762

Total	28,739,346	28,739,346

(8)	The balance of UMC’s imputation credit accounts as of December 31, 2010 and December 31, 2011 were NT$516 million and NT$929 million, respectively. The actual creditable ratio for 2010 and the expected creditable ratio for 2011 was 6.71% and 4.41%, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9)	UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(10)	According to R.O.C. Income Tax Act amended on May 27, 2009, effective January 1, 2010, the statutory tax rate of the Company was decreased from 25% to 20%, which was further reduced to 17% in accordance with the amendment dated June 15, 2010.

25.	EARNINGS PER SHARE

For the year ended December 31, 2011, there were unsecured convertible bonds outstanding and for the years ended December 31, 2010 and 2011, there were employee stock options outstanding and the Company calculated the effect of employee bonus in accordance with the ARDF Interpretation No. 97-169. The Company is considered as a complex capital structure. Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the years ended December 31, 2009, 2010 and 2011, are disclosed as follows:

	For the years ended December 31,
(shares expressed in thousands)	2009	2010	2011
	NT$’000	NT$’000	NT$’000
Net income	3,874,028	23,898,905	10,609,695
Effect of dilution:
Employee stock options	—	—	—
Employee bonus	—	—	—
Unsecured Convertible bonds	—	—	53,362

Adjusted net income assuming dilution	3,874,028	23,898,905	10,663,057

Weighted average shares outstanding	12,699,072	12,496,485	12,561,249
Effect of dilution:
Employee stock options	31,271	88,117	50,765
Employee bonus	56,105	182,988	209,508
Unsecured Convertible bonds	—	—	420,158

Adjusted weighted average shares outstanding assuming dilution	12,786,448	12,767,590	13,241,680

Retroactively adjusted weighted average shares outstanding	12,699,072	12,496,485	12,561,249

Retroactively adjusted weighted average shares outstanding assuming dilution	12,786,448	12,767,590	13,241,680

Earnings per share-basic (in dollars)	0.31	1.91	0.84

Earnings per share-diluted (in dollars)	0.30	1.87	0.81

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.	RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UNITED MICROELECTRONICS CORP. (SAMOA)	Equity Investee (liquidation completed on November 30, 2010)

UMCI LTD.	Equity Investee (liquidation completed on May 10, 2011)

UNITECH CAPITAL INC.	Equity Investee

MEGA MISSION LIMITED PARTNERSHIP	Equity Investee

MTIC HOLDINGS PTE. LTD.	Equity Investee

UNIMICRON HOLDING LIMITED	Equity Investee

HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee

UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee (liquidation completed on June 23, 2011)

AMIC TECHNOLOGY CORP.	Equity Investee (ceased to be an equity investee since June 2010)

XGI TECHNOLOGY INC. (XGI)	Equity Investee (ceased to be an equity investee since June 2010)

BEST ELITE INTERNATIONAL LIMITED	Equity Investee (since December 2011)

SILICON INTEGRATED SYSTEMS CORP. (SIS)	The Company’s director

POWER LIGHT TECH CO., LTD. (PLT) (NOTE)	Subsidiary’s equity investee (NOTE)

ALLIANCE OPTOTEK CORP.	Subsidiary’s equity investee

MOS ART PACK CORP. (MAP)	Subsidiary’s equity investee (has filed for liquidation on March 10, 2011)

CRYSTAL MEDIA INC.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since April 2011)

MOBILE DEVICES INC.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since July 2010)

AEVOE INTERNATIONAL LTD.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since October 2011)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Name of related parties	Relationship with the Company
UNITED LED SHAN DONG CORPORATION	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since June 2010)

SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD.	Subsidiary’s equity investee (since July 2010)

UNITED LED CORPORATION HONG KONG LIMITED	Subsidiary’s equity investee (since February 2010)

LTI REENERGY CO., LTD.	Subsidiary’s equity investee (since October 2011)

SOLAR GATE TECHNOLOGY CO., LTD.	Subsidiary’s equity investee (since March 2010)

CRYSTALWISE TECHNOLOGY INC.	Subsidiary’s equity investee

UNIMICRON CORPORATION	Subsidiary’s director (since October 2010)

JINING SUNRICH SOLARENERGY CORPORATION (JINING SUNRICH)	Same general manager with subsidiaries (since October 2010)

SUBTRON TECHNOLOGY CO., LTD.	Subsidiary’s supervisor (since October 2010)

All members of director, supervisors and key managers	The Company’s key management personnel

Note:	On April 1, 2011, UNITED LIGHTING OPTO-ELECTRONIC INC. was merged with PLT. PLT is the surviving company and was renamed to UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING). After the business combination, UNITED LIGHTING is included as a consolidated subsidiary.

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the years ended December 31,
	2009		2010		2011
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000		NT$’000
SIS	1,057,278	1	777,318	1	237,245	0
Others	128,375	0	303,829	0	253,881	0

Total	1,185,653	1	1,081,147	1	491,126	0

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	Accounts receivable, net

	As of December 31,
	2010		2011
	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000
JINING SUNRICH	613,330	3	124,851	1
SIS	112,201	1	3,954	0
Others	34,682	0	1,825	0

Total	760,213	4	130,630	1

Less: Allowance for sales returns and discounts	(569)		(77)

Net	759,644		130,553

c.	Significant asset transactions

	For the year ended December 31, 2010
	Item	Purchase price	Disposal amount	Disposal Gain
SIS	Disposal of XGI stock	$—	$38,030	$14,690

	For the year ended December 31, 2011
	Item	Purchase price	Disposal amount	Disposal Gain
MAP	Purchase of fixed assets	$563,592	$—	$—

d.	Key management personnel compensation disclosure

	For the years ended December 31,
Item	2009	2010	2011
	NT$’000	NT$’000	NT$’000
Salary, compensation, allowance, income from professional practice and bonus	507,136	343,682	336,653

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.	ASSETS PLEDGED AS COLLATERAL

As of December 31, 2010

	Amount	Party to which asset(s) was pledged	Purpose of pledge
	NT$’000
Deposit-out (Time deposit)	645,841	Customs	Customs duty guarantee
Deposit-out (Time deposit)	99,859	Science Park Administration	Collateral for land lease and guarantee for investment plan
Deposit-out (Time deposit)	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Deposit-out (Time deposit)	990	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee and construction guarantee
Machinery and equipment	8,826,232	Bank of Taiwan, First Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term loans
Construction in progress and prepayments	46,036	First Commercial Bank	Collateral for long-term loans

Total	9,689,382

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011

	Amount	Party to which asset(s) was pledged	Purpose of pledge
	NT$’000
Deposit-out (Time deposit)	645,906	Customs	Customs duty guarantee
Deposit-out (Time deposit)	122,728	Science Park Administration	Collateral for land lease
Deposit-out (Time deposit)	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee

Deposit-out (Time deposit)	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Land	699,627	First Commercial Bank	Collateral for long- term loans
Buildings	2,007,176	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	9,071,782

Bank of Taiwan, Taiwan Cooperative Bank, First Commercial Bank ,Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others

			Collateral for long- term loans
Furniture and fixtures	84,204	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and prepayments	1,721,465	Bank of Taiwan, First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans

Total	14,424,558

28.	COMMITMENT AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$6.1 billion. Royalties and development fees payable in future years are NT$2.8 billion as of December 31, 2011.

(2)	The Company signed several construction contracts for the expansion of its factory premises. As of December 31, 2011, these construction contracts amounted to approximately NT$4.3 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$1.1 billion.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	The Company entered into several operating lease contracts for land and office. These renewable operating leases will expire in various years through 2049. Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
NT$’000
2012	392,709
2013	351,778
2014	307,260
2015	284,195
2016	304,152
2017 and thereafter	1,415,358

Total	3,055,452

Rental expense for the years ended December 31, 2009, 2010 and 2011 was NT$328 million, NT$379 million and NT$399 million, respectively.

(4)	On February 15, 2006, the Company was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as the Company believes it was illegally and improperly fined, the Company had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by the Company. The Company had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007. MOEA filed an appeal against the Company on August 10, 2007. On December 10, 2009, the Supreme Administrative Court reversed the Taipei High Administrative Court’s decision and remanded the case for new trial. On July 21, 2010, Taipei High Administrative Court ruled against the Company, and the Company appealed the ruling on August 23, 2010. After the Supreme Administrative Court’s review and formal notice sent to UMC on December 19, 2011, UMC’s appeal had been overruled and this case had been finally closed.

29.	SIGNIFICANT DISASTER LOSS

None.

30.	SIGNIFICANT SUBSEQUENT EVENT

On April 25, 2012, in order to achieve its global market objectives, the Company’s Board of Directors approved an offer to the stockholders of Best Elite International Limited (Best Elite), the ultimate holding company of Hejian, to continue to purchase up to 64.97% of the voting shares the Company does not already own. The consideration will be in cash, and the Company will determine the purchase price based on the latest book value, market conditions and acquisition of controlling interest. The Company will file the offer with government authorities based on related regulations and make progress announcements accordingly.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31.	RECLASSIFICATION

Certain comparative amounts have been reclassified to conform to the current year’s presentation.

32.	FINANCIAL INSTRUMENTS

(1)	Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as notes receivable, accounts receivable, notes payable and accounts payable, which arise directly from its operations.

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

Credit risk

The Company only trades with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

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

(2)	Information of financial instruments

a.	Fair value of financial instruments

	As of December 31,
	2010		2011
Financial Assets	Book Value	Fair Value	Book Value	Fair Value
	NT$’000	NT$’000	NT$’000	NT$’000
Non-derivative
Cash and cash equivalents	51,271,105	51,271,105	49,070,128	49,070,128
Financial assets at fair value through profit or loss	1,210,452	1,210,452	815,642	815,642
Receivables	19,555,557	19,555,557	15,320,229	15,320,229

Held-to-maturity financial assets	—	—	13,524	13,681
Restricted assets	26,077	26,077	20,331	20,331
Available-for-sale financial assets	37,298,738	37,298,738	23,960,004	23,960,004

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2010		2011
Financial Assets	Book Value	Fair Value	Book Value	Fair Value
	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets measured at cost	7,651,864	—	8,298,967	—
Long-term investments accounted for under the equity method	9,193,239	8,959,237	11,275,894	11,182,318
Prepayment for long-term investments	—	—	44,392	—
Deposits-out	946,414	946,414	1,349,528	1,349,528
Derivative
Forward contracts	9,411	9,411	—	—

Financial Liabilities
Non-derivative
Short-term loans	4,124,115	4,124,115	9,411,877	9,411,877
Payables	30,906,920	30,906,920	23,284,495	23,284,495
Capacity deposits due within one year	—	—	3,031	3,031
Bonds payable (current portion included)	4,995,756	5,157,977	17,404,788	15,458,061
Long-term loans (current portion included)	7,509,823	7,509,823	11,692,649	11,692,649
Derivative
Derivatives embedded in exchangeable bonds	2,248,384	2,248,384	741,531	741,531
Forward contracts	6,553	6,553	—	—

b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.	The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, receivables, restricted assets, short-term loans, payables and capacity deposits due within one year.

ii.	The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices. If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

iii.	The fair value of held-to-maturity financial assets and long-term investments accounted for under equity method are based on the quoted market prices. If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.	The fair value of financial assets measured at cost and prepayment for long-term investments are unable to be estimated since there is no active market in trading those unlisted investments.

v.	Deposits-out is certificates of deposit collateralized at Customs or other institutions. The fair value of deposits-out is based on their carrying amount since the deposit periods are primarily within one year and renewed upon maturity.

vi.	The fair value of bonds payable is determined by the market price or other information.

vii.	The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types.

viii.	The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date or is determined by the market price or other information.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
	As of December 31,
Non-derivative Financial Instruments	2010	2011	2010	2011
	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets
Financial assets at fair value through profit or loss	1,210,452	815,642	—	—
Available-for-sale financial assets	37,298,738	23,960,004	—	—
Held-to-maturity financial assets	—	—	—	13,681
Long-term investments accounted for under the equity method	—	77,930	8,959,237	11,104,388
Financial liabilities
Bonds payable (current portion included)	—	—	5,157,977	15,458,061
Long-term loans (current portion included)	—	—	7,509,823	11,692,649

Derivative Financial Instruments
Financial assets
Forward contracts	—	—	9,411	—
Financial liabilities
Derivatives embedded in exchangeable bonds	—	—	2,248,384	741,531
Forward contracts	—	—	6,553	—

d.	For the years ended December 31, 2009, 2010 and 2011, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income were net gains (losses) of NT$(449) million, NT$(139) million and NT$1,363 million, respectively.

e.	During the years ended December 31, 2009, 2010 and 2011, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$170 million, NT$143 million and NT$229 million, respectively, while interest expense for the years ended December 31, 2009, 2010 and 2011 were NT$180 million, NT$352 million and NT$554 million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	UMC entered into interest rate swap agreements and forward contracts for hedging the interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. UMC entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items, and these financial instruments were not held for trading purpose. The relevant information on the derivative financial instruments entered into by UMC is as follows:

a. UMC utilized interest rate swap agreements to hedge its interest rate risks on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements were the same as those of the domestic bonds, which were five and seven years. The floating rate was reset annually. The above mentioned five-year and seven-year interest rate swap agreements matured on June 2008 and 2010, respectively.

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

As of December 31, 2010, UMC’s interest rate swap agreements were classified as financial assets at fair value through profit or loss amounted to nil. A related valuation gain (loss) of NT$(25) million, NT$0.2 million and nil were recorded under non-operating income for the year ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2010 and 2011, the forward contracts were classified as financial assets at fair value through profit or loss amounted to NT$9 million and nil, respectively, while the forward contracts were classified as financial liabilities at fair value through profit or loss amounted to NT$7 million and nil, respectively. And for the changes in valuation, gains (losses) of NT$163 million, NT$194 million and NT$(143) million were recorded under non-operating expense and income for the years ended December 31, 2009, 2010 and 2011, respectively.

(4)	On June 7, 2010, UMC acquired 59 thousand shares of UMC JAPAN from minority stockholders for approximately JPY 735 million. In accordance with R.O.C. SFAS 25, the fair value of the acquired identifiable net assets in excess of the purchase price was allocated proportionately to UMC JAPAN’s noncurrent assets. After those noncurrent assets acquired were reduced to zero, UMC recognized the remaining excess as an extraordinary gain of NT$82 million.

(5)	The Company uses the equity method to account for its investments in UNITED LED CORPORATION HONG KONG LIMITED, SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD., SHANDONG HUAHONG ENERGY INVEST CO., INC., LTI REENERGY CO., LTD. and WINAICO SOLAR PROJEKT 1 GMBH, jointly controlled entities, since June 1, 2010, July 6, 2010, January 7, 2011, September 28, 2011 and December 7, 2011, respectively. Among them, UNITED LED CORPORATION HONG KONG LIMITED ceased to be a jointly controlled entity since October 17, 2011. The summarized financial information which the Company recognized is as follows:

	As of December 31,
Items	2010	2011
	NT$’000	NT$’000
Current assets	207,895	193,908
Noncurrent assets	473,221	1,316,824
Current liabilities	216,250	3,910
Long-term liabilities	253,585	84

	For the years ended December 31,
Items	2010	2011
	NT$’000	NT$’0000
Revenues	23,038	136,475
Expenses	44,361	115,640

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6)	The Company acquired controlling interests in MAP, TOPCELL and NEXPOWER through acquiring newly issued shares and UNITED LIGHTING OPTO-ELECTRONIC through business combination in February 2010, March 2010, November 2010 and April 2011, respectively, and consolidated the income/earnings and expenses/losses of these three subsidiaries from the respective acquisition dates. Cash paid for acquisition and cash balance of subsidiaries acquired were as follows:

	For the years ended December 31,
Items	2010	2011
	NT$’000	NT$’000
Cash paid for acquisition of subsidiaries	4,348,690	—
Add:Cash received from minority stockholders for acquiring newly issued shares	1,396,310	—
Less: Prepayment for long-term investments	(371,310)	—
Less: Cash balance of subsidiaries	(7,232,876)	(29,350)

Net cash received from acquisition of subsidiaries	(1,859,186)	(29,350)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7)	The functional currency of UMC and some of its subsidiaries is New Taiwan Dollar, while other subsidiaries have functional currencies in US Dollar, Japanese Yen or Chinese RMB. The exchange rates used to translate assets and liabilities denominated in foreign currencies are disclosed as follows:

	As of December 31, 2010			As of December 31, 2011
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,019,599	29.04	$29,610,971	$1,205,374	30.20	$36,401,034
JPY	23,849,754	0.3558	8,484,568	17,724,488	0.3887	6,888,793
EUR	32,220	38.66	1,245,710	11,088	39.07	433,230
SGD	48,602	22.59	1,097,930	36,370	23.22	844,517
CNY	64,473	4.38	282,291	47,833	4.79	229,150

Non-Monetary items
USD	42,223	29.03	1,225,740	80,903	30.21	2,444,092
CHF	3,080	31.01	95,511	1,764	32.10	56,624

Long-term investments accounted for under the equity method
USD	135,689	29.00	3,935,272	223,950	30.17	6,757,058
SGD	10,409	22.55	234,732	9,313	23.08	214,918
CNY	72,663	4.33	314,338	—	—	—

Joint controlled entities
USD	7,229	28.81	208,260	—	—	—
EUR	—	—	—	1,120	40.69	45,573
CNY	689	4.39	3,022	155,324	4.70	729,461

Financial Liabilities
Monetary items
USD	738,856	29.13	21,523,131	687,961	30.31	20,851,703
JPY	9,976,591	0.3593	3,584,958	7,486,308	0.3924	2,937,409
EUR	22,471	39.02	876,797	7,230	39.36	284,563
SGD	25,127	22.77	572,136	25,851	23.40	604,925
CNY	5,534	4.39	24,302	21,482	4.81	103,337

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.	PRE-DISCLOSURE FOR ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	In accordance with Financial Supervisory Commission, Executive Yuan, R.O.C., Announcement No. 0990004943, listed, over-the-counter and emerging stock companies should adopt International Financial Reporting Standards (IFRSs) which is translated and published by ARDF, as the criteria for preparation of financial reports, effective starting 2013. As such, a major team was assembled and a project plan was developed to adopt IFRSs. Chidong Liu, the Chief Financial Officer is responsible for the coordination of the project.

The following table summarizes the progress to date against the key activities and target dates of the conversion plan:

Key Activity	Responsible Department	Progress to December 31, 2011
1. Assessment phase: (From June 1, 2009 to December 31, 2011)

• Development of the adoption plan and assembly of project team	Accounting Department	Completed

• Internal IFRSs trainings for employees - First stage	Accounting Department	Completed

• Comparison and analysis of differences between R.O.C. SFAS and IFRSs accounting policies	Accounting Department	Completed

• Assessment on adjustments to current accounting policies	Accounting Department	Completed

• Assessment on selection of IFRSs 1 “First-time Adoption of International Financial Reporting Standards” optional exemptions	Accounting Department	Completed

• Assessment of changes required in the information systems and internal controls related to the adoption of IFRSs	Internal Audit Department and IT Department	Completed

2. Preparation phase: (From January 1, 2011 to December 31, 2012)

• Adjustments on existing accounting policies to conform with IFRSs	Accounting Department	Completed

• Selection of IFRS 1 “First-time Adoption of International Financial Reporting Standards”optional exemptions	Accounting Department	Completed

• Modifications to information systems and internal control related to the adoption of IFRSs	Internal Audit Department and IT Department	In progress

• Internal IFRSs trainings for employees - Second stage	Accounting Department	In progress

3. Execution phase: (From January 1, 2012 to December 31, 2013)
• Implementation test of modified information system related to the adoption of IFRSs	IT Department	In preparation

• Preparation of IFRSs opening balance sheet and opening financial statements	Accounting Department	In preparation

• Preparation of comparative IFRSs financial statements	Accounting Department	In preparation

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	The major differences identified by the Company between accounting policies under R.O.C. SFAS and the IFRSs published by ARDF are summarized as below:

Accounting Issue	Difference
Employee benefits	Under IFRSs, the Company elects as an accounting policy to recognize all actuarial gains and losses in the period in which they occur in other comprehensive income and then recognized immediately in retained earnings. In accordance with R.O.C. SFAS, actuarial gains and losses from each defined benefit plan shall be applied the corridor method and assessed to determine if there was any excess amount which to be recognized as current period gains or losses on each reporting date.

Investments in Associates

Under IFRSs, an investor shall discontinue the use of the equity method from the date when it ceases to have significant influence over an associate and shall account for as financial instrument under relevant standards. On the loss of significant influence, the investor shall measure at fair value any investment the investor retains in the former associate. The investor shall recognize in profit or loss any difference between: (a) the fair value of any retained investment and any proceeds from disposing of the part interest in the associate; and (b) the carrying amount of the investment at the date when significant influence is lost. Moreover, an investor shall account for all additional paid-in capital and equity adjustment items related to the former associate in current profit and, and the cash dividend received thereafter shall be treated as dividend revenue.

In accordance with R.O.C. SFAS, an investor shall cease to use the equity method from the date when it ceases to have significant influence over an associate. The new investment cost should be the carrying amount of the former associate on the loss of significant influence. The additional paid-in capital and other equity adjustment items related to the former associate should be proportionately transferred, and the difference between the carrying amount plus the equity adjustment items and the amount proceed from the disposal shall be recognized as the disposal gain or loss. Any cash dividends received after the loss of significant influence, should be treated as the recovery of investment cost if the accumulated dividend amount was greater than the investor’s holding interest in the former associate.

Under R.O.C. SFAS, when the Company does not take up proportionately shares of its equity investee’s issuance of new shares, the change in equity in net assets for the investment shall be adjusted in the additional paid-in capital and the long-term investments accounts. However, in accordance with IFRSs, the investor should recognize as a disposal gain or loss transferred from other comprehensive income proportionately related to the investment to the decrease in holding interest as a deemed disposal. For increase in shareholding (deemed acquisition), any difference between the cost of the investment and the investor’s share of the net fair value of the associate’s identifiable assets and liabilities is treated as goodwill and included in the carrying amount of the investment.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting Issue	Difference

Business Combinations and Consolidated and Separate Financial Statements

In accordance with IFRSs, in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. The acquirer shall recognize goodwill or gain on bargain purchase as of the acquisition date measured as the excess of (a) over (b) below:

(a) the aggregate of:

(i) the consideration transferred which generally is the fair value on acquisition date

(ii) the fair value of acquiree’s non-controlling interest, and

(iii) in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree.

(b) the fair value of identifiable assets acquired and the liabilities assumed on acquisition date

In accordance with R.O.C. SFAS, goodwill is measured separately on each acquisition, and it excludes goodwill in non-controlling interest. In a step acquisition, the acquirer does not remeasure its previously held equity interest in the acquiree, therefore the acquisition would not result in gains or losses from remeasurements.

In accordance with IFRSs, changes in a parent’s ownership interest in a subsidiary which do not result in the loss of control is treated as an equity transaction. In accordance with R.O.C. SFAS, acquiring part of or all shares from subsidiaries’ minority stockholders, shall be accounted for using acquisition method. When selling long-term investments accounted for under equity method, the differences between selling price and carrying amount shall be recognized as gains or losses at disposal of long-term equity investment.

Financial Instruments	In accordance with IFRSs, an entity is precluded from measuring the financial asset at fair value if the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. Prior to adoption of IFRSs, in accordance with Criteria Governing the Preparation of Financial Reports by Securities Issuer, unlisted or emerging stock companies shall be classified as financial assets measured at cost. After adoption of IFRSs, unlisted and emerging stock companies will be reassessed in accordance with IFRSs and reclassified into available-for-sale financial assets or financial assets at fair value through profit or loss, or held for trading.

c.	The major differences described above are determined in accordance with the IFRSs translated and published by Financial Supervisory Commission in 2010. As to the additional IFRSs published by International Accounting Standards Board after 2011, adjustments will be included, following effective dates announced by the Financial Supervisory Commission, if any.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

34.	OPERATING SEGMENT INFORMATION

(1)	Operations in different industries

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company is organized into business units based on its products and services. As of December 31, 2011, only the wafer fabrication operating segment exceeded the quantitative threshold to become a reportable segment. The primary service of the wafer fabrication segment is the manufacture of chips to the design specifications of our many customers by using our own proprietary processes and techniques. The company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. The company also had other operating segments that did not exceed the quantitative threshold. These segments primarily engage in researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED) sectors. Reportable segment information for the years ended December 31, 2010 and 2011 are as follows:

	For the year ended December 31, 2010
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Segment revenues	123,853,683	2,588,750	126,442,433	(889)	126,441,544
Segment profit (loss)	23,839,544	(150,125)	23,689,419	156,537	23,845,956
Segment assets	266,009,474	24,316,658	290,326,132	(9,439,136)	280,886,996
				(Note )
Segment liabilities	46,094,182	9,692,976	55,787,158	(36,191)	55,750,967
Capital expenditure	58,816,365	2,506,454	61,322,819	—	61,322,819
Depreciation	29,792,070	159,242	29,951,312	—	29,951,312
Investment gain (loss) accounted for under the equity method	131,583	(140,125)	(8,542)	123,150	114,608
Income tax expense	1,562,378	43,736	1,606,114	—	1,606,114

	For the year ended December 31, 2011
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Segment revenues	108,637,136	8,068,373	116,705,509	(2,786)	116,702,723
Segment profit (loss)	10,431,014	(5,104,211)	5,326,803	3,140,113	8,466,916
Segment assets	260,337,674	29,505,139	289,842,813	(10,011,067)	279,831,746
				(Note )
Segment liabilities	52,090,012	15,651,907	67,741,919	(35,136)	67,706,783
Capital expenditure	46,865,115	6,461,000	53,326,115	—	53,326,115
Depreciation	30,239,235	1,675,833	31,915,068	—	31,915,068
Investment gain (loss) accounted for under the equity method	(3,158,287)	(294,087)	(3,452,374)	3,140,113	(312,261)
Income tax expense	868,431	45,004	913,435	—	913,435

Note:	The adjustment was primarily consisted of elimination entries for long-term investments accounted for under the equity method.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Operations in different geographic areas

The geographic region to which revenue is assigned is based on the location of the external customers.

	For the year ended December 31,
	2009		2010		2011
	Net operating revenues	Long-lived assets	Net operating revenues	Long-lived assets	Net operating revenues	Long-lived assets
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Taiwan	32,699,247	52,910,659	42,496,346	99,747,115	38,668,443	119,881,448
Singapore	22,161,718	37,026,671	36,464,132	34,109,669	28,960,294	29,992,937
China (includes Hong Kong)	2,384,934	745	4,240,244	3,204	4,860,475	300,656
Japan	2,349,461	2,151,547	2,619,626	1,906,803	2,249,313	2,307,902
America	19,826,555	40,850	21,343,348	29,092	20,908,177	20,905
Others	11,967,850	4,784	19,277,848	1,684	21,056,021	1,855

	91,389,765	92,135,256	126,441,544	135,797,567	116,702,723	152,505,703

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

35.	U.S. GAAP RECONCILIATION

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company uses Black-Scholes option-pricing model in estimating the fair value of stock options. The main inputs and assumptions used in the model include the grant date stock price, exercise price of the option, volatility of the Company’s stock, the expected option term, the risk-free rate and the Company’s dividend yield. The Company determines expected volatility based on historical stock price volatility over the time period equal to the expected term of the employee stock options because the Company’s shares have been publicly traded for a long time and determines the expected term based on historical stock option exercise data. The Company uses the average yield at grant date of Taiwan Government Bond with the remaining term similar to the expected option term as the risk-free interest rate. In addition, the Company used the historical distribution of cash dividends and the historical average market price of the Company’s common stock to estimate future dividend yields. The estimates of option fair value are not expected to foresee future events or the values realized by employees who receive stock option. In addition, later events are not indicative of the rationality of the initial estimates of option fair value used by the Company.

The Company adjusts share-based compensation on an annual basis for changes in expected forfeitures based on the examination of latest employee stock options forfeiture activity. The effect of adjusting the forfeiture rate used for expense amortization is recognized in the corresponding period that the expected forfeiture rate is changed.

A summary of employee stock options activities as of December 31, 2011 and changes during the year then ended is presented below:

	For the year ended December 31, 2011
	Number of options	Available shares (adjusted for capital reduction)	Weighted- average Exercise Price per share as adjusted
	(In thousands)	(In thousands)	NT$	US$
Outstanding at beginning of period	752,700	718,876	16.05	0.53
Granted	—	—	—	—
Exercised	(96,544)	(96,544)	10.40	0.34
Forfeited	(32,745)	(30,767)	17.04	0.56
Expired	(62,885)	(43,841)	27.28	0.90

Outstanding at end of period	560,526	547,724	16.09	0.53

Fully vested and expected to vest at end of period	545,776	532,974	16.25	0.54

Exercisable at end of period	422,148	409,652	17.85	0.59

As of December 31, 2011, the total number of option units outstanding was 561 million units and exercise price ranged from NT$10.40 to NT$25.19 and the weighted-average remaining contractual life of outstanding options, fully vested and expected to vest options, and exercisable options was 2.31 years, 2.28 years and 1.96 years, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There were no stock options granted in 2010 and 2011. The weighted-average grant-date fair value of options granted in 2009 was NT$2.8 and no options was exercised in 2009. The total intrinsic value of the options exercised during 2010 and 2011 were nil and NT$222 million, respectively. The total fair value of options vested during 2009, 2010 and 2011 was NT$1,278 million, NT$574 million and NT$842 million, respectively. Aggregate intrinsic value of outstanding options, fully vested and expected to vest options, and exercisable options at December 31, 2011 are NT$376 million, NT$342 million, and NT$76 million, respectively. As of December 31, 2011, unrecognized compensation expenses related to nonvested options granted under the employee stock options plan totaled NT$89 million. The weighted-average period of expense expected to be recognized is 1.47 years.

Under U.S. GAAP, the total share-based compensation effects in income and capitalization as part of inventory relating to employee stock options and treasury stock purchased by employees are summarized as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$’000	NT$’000	NT$’000
Net effects in income	(978,077)	(1,006,152)	(912,934)

Net effects on inventory capitalization	64,415	64,177	30,649

The following tables reflect the above noted differences between U.S. GAAP and R.O.C. GAAP relating to compensations:

	For the year ended December 31,
	2009	2010	2011
	NT$’000	NT$’000	NT$’000
Net income impact of compensation adjustments:
Employee stock options	(804,065)	(363,953)	(77,592)
Allocation to inventories, net of prior period allocations to inventories which are sold in current period	1,609	(32,898)	(27,950)

Total U.S. GAAP adjustment to net income relating to compensation	(802,456)	(396,851)	(105,542)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2010	2011
	NT$’000	NT$’000
Stockholders’ equity impact of compensation adjustments:
Employee stock options	31,517	3,567

Total U.S. GAAP adjustment to stockholders’ equity relating to compensation	31,517	3,567

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

Unrealized gains (losses) on trading securities held at December 31, 2009, 2010 and 2011 were NT$91 million, NT$(590) million and NT$(104) million, respectively.

Investment in restricted stock, for which sale is restricted by governmental or contractual requirement is accounted for as an available-for-sale security or a cost method investment under R.O.C. GAAP, and its fair value should be adjusted for the effect of restriction. Under U.S. GAAP, however, if the restricted investment does not meet the definition of an equity security with readily determinable fair value, it is accounted for as a cost method investment. Before 2011, our restricted investments were classified as cost method investments both under R.O.C. GAAP and U.S. GAAP. In 2011, these restricted investments are reclassified as available-for-sale securities under U.S. GAAP as the period of restriction terminates within one year from the reporting date. The Company recorded an adjustment to decrease other comprehensive income by NT$63 million as of December 31, 2011.

When the Company loses its significant influence on an investment accounted for under the equity method and reclassifies it as an available-for-sale security, the proportionate share of an investee’s equity adjustments for other comprehensive income should remain as a part of the carrying amount of the investment under R.O.C. GAAP and the dividends received from the available-for-sale security which were declared from pre-acquisition profits are deducted from the cost of the security. However, under U.S. GAAP, all of the investee’s equity adjustments for other comprehensive income should be offset against the carrying amount of the investment at the time significant influence is lost, and the dividends received from the available-for-sale security are accounted for as dividend income. Accordingly, the accumulated other comprehensive income related to the unrealized gains on the same group of such available-for-sale securities for each of the years ended December 31, 2009, 2010 and 2011, were decreased by approximately NT$975 million. The difference in cost basis resulted in an adjustment to increase (decrease) disposal gain of NT$(97) million, NT$(1) million and NT$0.1 million for the year ended December 31, 2009, 2010 and 2011, respectively, under U.S. GAAP for the disposal of these investments.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prior to 2006, certain available-for-sale investments under U.S. GAAP were accounted as equity method investments under R.O.C. GAAP. The differences in the application of equity method led to different current cost basis under R.O.C. GAAP and U.S. GAAP and resulted in an adjustment to accumulated other comprehensive income related to unrealized losses on available-for-sale securities of NT$2,090 million as of December 31, 2009, 2010 and 2011.

Information on sales of available-for-sale equity securities for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Proceeds from sales	Gross realized gains	Gross realized losses
	NT$’000	NT$’000	NT$’000
For the year ended December 31, 2009	2,793,590	1,767,765	—
For the year ended December 31, 2010	3,694,372	1,959,472	—
For the year ended December 31, 2011	3,254,897	1,464,505	—

Information on available-for-sale equity securities, including depositary receipts and funds, still held at each balance sheet date is as follows:

	Fair Value	Total unrealized gains	Total unrealized losses	Net unrealized gains	Adjusted Cost
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
As of December 31, 2009	41,357,636	26,801,606	81,156	26,720,450	14,637,186
As of December 31, 2010	37,298,738	23,853,204	45,951	23,807,253	13,491,485
As of December 31, 2011	24,054,645	12,141,186	393,001	11,748,185	12,306,460

The Company had investments with gross unrealized losses of NT$46 million and NT$393 million as of December 31, 2010 and 2011, respectively, on available-for-sale equity securities with fair value of NT$190 million and NT$972 million as of December 31, 2010 and 2011, respectively. There were no significant investments that had been in a continuous loss position for 12 months or more as of December 31, 2010 and 2011. For the years ended December 31, 2009, 2010 and 2011, NT$1,769 million, NT$1,959 million and NT$1,430 million, respectively, were reclassified from other comprehensive income to the consolidated statements of income upon the disposal or impairment of available-for-sale securities. Such amounts were determined by average cost method. The Company did not transfer any available-for-sale securities to trading securities for the years ended December 31, 2009, 2010 and 2011.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b) Impairment of investments in securities

The differences related to the accounting for impairment of investments in securities between R.O.C. GAAP and U.S. GAAP were insignificant for each of the years ended December 31, 2009, 2010, and 2011.

(c) Adjustments due to change in ownership of equity investees and subsidiaries

When an equity investee or a subsidiary issues additional shares and the Company subscribes for these shares at a percentage higher or lower than its current ownership percentage in the equity investees or subsidiaries, when the employees of the Company’s subsidiaries or equity investees exercise their stock options, or when the convertible bondholders of the Company’s subsidiaries or equity investees exercise their conversion rights, the Company’s ownership interest in such subsidiary or equity investee may change. Under R.O.C. GAAP, the change in the Company’s proportionate share in the net assets of its equity investees or subsidiaries resulting from the issuance of additional shares of the investee’s stock, at the rate not proportionate to its existing equity ownership in such investees, is recorded to the additional paid-in capital and long-term investments account for an equity method investee, or noncontrolling interest for a subsidiary. Under U.S. GAAP, pursuant to ASC 810-10-45, Noncontrolling Interests in a Subsidiary, a change in the Company’s ownership interest in a subsidiary that does not result in a change of control shall be accounted for as equity transactions. Nevertheless, a dilution of ownership interest in an equity-method investee is recognized as a gain or loss, while an increase of ownership interest is accounted for as additional acquisition interest in an equity method investee,with the difference between the total cost of the additional investment and the proportionate share of the fair value of net assets treated as equity method goodwill.

In December 2009 and June 2010, the Company acquired additional ownership interests in one of its subsidiaries. Under R.O.C. GAAP, the acquisition was accounted for using the purchase method of accounting, and after reducing the book values of those non-current assets acquired of NT$1,752 million and NT$226 million for the year ended December 31, 2009 and 2010, respectively, to zero, the Company recognized an extraordinary gain of NT$649 million and NT$68 million for the year ended December 31, 2009 and 2010, respectively, as the fair value of the net assets acquired exceeds their cost. However, under U.S. GAAP, the acquisition was accounted for as an equity transaction. The difference between the fair value of the consideration paid and the book value of the noncontrolling interests is adjusted against stockholders’ equity. As such, the Company reversed the extraordinary gain and the write-down of non-current assets recognized under R.O.C. GAAP, and recorded additional paid-in capital of NT$2,497 million and NT$310 million as of December 31, 2009 and 2010, respectively, under U.S. GAAP.

In June 2010, a non-affiliated company invested NT$259 million for newly issued shares of one of the Company’s consolidated entities, which reduced the Company’s ownership interest from 100% to 50%. Due to this transaction, the Company jointly controlled the entity and accounted for the entity as a joint venture. Under R.O.C. GAAP, the reduction of equity interest is adjusted against additional paid-in capital. However, under U.S. GAAP, the Company accounted for the transaction as a deconsolidation of a subsidiary and remeasured the remaining holding interests by recognizing a gain or loss in net income attributable to the Company. Accordingly, the Company recognized an additional NT$5 million net loss for the year ended December 31, 2010 under U.S. GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under R.O.C. GAAP, when an investor company holds 20% or more of an investee company’s outstanding voting securities but without the controlling power, unless it is evidenced that the investor company does not have significant influence over the investee company, the investor’s investment in the investee company’s equity securities, including preferred shares, shall be accounted for using the equity method. When an investor company invests in preferred stock of an investee company, equity method accounting is necessary if the investor has the ability to exercise its significant influence over the investee. Therefore, when determining the excess of cost of investment over underlying equity in net assets of the investee, and recognizing subsequent pick up of equity method gains or losses, the Company takes its preferred shareholdings into consideration. In addition, excess of investment cost over the underlying net assets will be treated as equity-method goodwill as a component of the carrying value of the equity-method investment. If, however, there is excess of underlying net assets over the investment cost, the investee’s non-current assets, as components of the equity-method investment balance, will be subject to pro rata reduction with the remaining unallocated bargain purchase recognized immediately as an extraordinary gain.

Under U.S. GAAP, however, equity-method accounting only applies to investments in common stock and in-substance common stock that give the investor the ability to exercise significant influence over operating and financial policies of an investee. Unless when the investment in common stock and in-substance common stock is reduced to zero, at which time the Company’s other forms of investments, including preferred shares, may be required to pick up losses. Pursuant to ASC 323-10-15-13, in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. An investor shall consider all of the characteristics of the securities: subordination, risk and rewards of ownership and obligation to transfer value, when determining whether an investment in an entity is substantially similar to an investment in the entity’s common stock.

In December 2011, after considering all the above mentioned characteristics, the Company concluded that its investment in Best Elite preferred shares is not in-substance common stock. Therefore, the investment in the Best Elite preferred shares of NT$2,342 million was reclassified from long-term investment accounted for under the equity method to financial assets measured at cost. The Company also reversed the effects of the pro rata reduction for the bargain purchase recognized and recognized an equity-method goodwill of NT$521 million, as a component of the equity-method investment balance for its investment in Best Elite common stock.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4) Fair Value Measurement

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

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and valuations with inputs which are observable for substantially the full term of the asset or liability. The Company’s derivative financial instruments - forward contracts are classified as assets and liabilities carried at fair value through profit or loss. The fair values are determined by using the market-based observable inputs including the expected interest forward rate, expected volatility in interest rates, spot exchange rate and swap point. The fair values of the available-for-sale financial assets with restrictions on the sale or transfer are determined based on identical but unrestricted financial assets’ quoted market price with discounts for the restrictions that are insignificant. On December 2, 2009, the Company issued exchangeable bonds which contain a compound derivative instrument, comprising of the exchange option with a fixed foreign exchange rate feature and a call option. The compound derivative instrument is classified as liabilities carried at fair value through profit or loss. The derivatives are fair valued by using the option pricing model. The valuation model uses the market-based observable inputs including share price, volatility, credit spread, and swap rates. Some of the Company’s non-public instruments classified as financial assets measured at cost, noncurrent, and one of the Company’s non-public instruments classified as long-term investments accounted for under the equity method were considered to be impaired. The fair value was determined based on the transaction price of the newly issued shares, which the Company considered to be quoted prices in a market that was not active .

Level 3 inputs are unobservable inputs that are significant to the fair value of the asset or liability. In 2011, some of the Company’s investments in non-public equity funds classified as financial assets measured at cost, noncurrent were considered to be impaired. The values of the Company’s holdings in these funds are determined based on the net asset value of the funds. Therefore, the fair value of the non-publicly traded funds was determined using the net asset value of the funds. Due to the absence of quoted market price, the fair value measurement of some of the Company’s long-term investment in the non-publicly traded equity instruments that are accounted for under equity method were determined to be impaired using the discounted cash flow model, considering the investee’s current and future expected operating performance, industry trends, and competitive advantages. As for the property, plant and equipment impairment, the fair value of the machinery and equipment was determined based on observable inputs by reference to comparable sales data and published market price with insignificant adjustment owing to their economic lives, equipment-related inflation indices and physical condition. Refer to Note 35(6) for goodwill impairment.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the assets and liabilities measured at fair value on a recurring basis at December 31, 2010 and 2011:

December 31, 2010		Fair value measurements at reporting date using
Items	Fair Value	Level 1	Level 2	Level 3
	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets at fair value through profit or loss, current	1,139,943	1,130,532	9,411	—
Financial assets at fair value through profit or loss, noncurrent	79,920	79,920	—	—
Available-for-sale financial assets, current	7,044,673	7,044,673	—	—
Available-for-sale financial assets, noncurrent	30,254,065	30,254,065	—	—
Financial liabilities at fair value through profit or loss, current	2,254,937	—	2,254,937	—

December 31, 2011		Fair value measurements at reporting date using
Items	Fair Value	Level 1	Level 2	Level 3
	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets at fair value through profit or loss, current	695,931	695,931	—	—
Financial assets at fair value through profit or loss, noncurrent	119,711	119,711	—	—
Available-for-sale financial assets, current	5,124,780	5,124,780	—	—
Available-for-sale financial assets, noncurrent	18,929,865	18,835,224	94,641	—
Financial liabilities at fair value through profit or loss, current	741,531	—	741,531	—

The following table summarizes the assets measured at fair value on a nonrecurring basis for the year ended December 31, 2010 and 2011:

December 31, 2010		Fair value measurements during reporting period using
Items	Fair Value	Level 1	Level 2	Level 3	Total Losses
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets measured at cost, noncurrent	67,695	—	67,695	—	(93,077)
Long-term investments accounted for under the equity method	41,581	—	—	41,581	(39,846)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial assets measured at cost and long-term investments accounted for under the equity method with a total carrying amount of NT$242 million were written down to their fair value, in total of NT$109 million, resulting in an NT$133 million impairment charges in total, included in earnings for the year ended December 31, 2010.

December 31, 2011		Fair value measurements during reporting period using
Items	Fair Value	Level 1	Level 2	Level 3	Total Losses
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets measured at cost, noncurrent	225,938	—	32,447	193,491	(570,725)
Long-term investments accounted for under the equity method	374,690	—	81,348	293,342	(114,463)
Property, plant and equipment, net	7,532,528	—	—	7,532,528	(1,238,877)
Other assets	—	—	—	—	(11,206)
Goodwill	—	—	—	—	(1,500,344)

Financial assets measured at cost, long-term investments accounted for under the equity method, property, plant and equipment, net, other assets and goodwill with a total carrying amount of NT$11,569 million were written down to their fair values in total of NT$8,133 million, resulting in an NT$3,436 million impairment charges in total, included in earnings for the year ended December 31, 2011.

(5)	Convertible Bond Liabilities

The Company issued convertible bonds in May 2011. Under R.O.C. GAAP, the bonds contain both a liability component and an equity component. The conversion right is classified in stockholders’ equity at its fair value at issuance. Under U.S. GAAP, the conversion right was determined to be a contract indexed to the Company’s own stock and, if it existed on a freestanding basis, would be classified in stockholders’ equity, meeting the scope exception described in ASC 815-10-15-74. As such, the conversion right is not considered to be a derivative instrument that is required to be bifurcated from the host contract.

In addition, under R.O.C. GAAP, the issuance costs are allocated proportionally to the equity and liability components. The amount allocated to the equity components is accounted for as a reduction of equity as well as the amount allocated to the liability component is accounted for as a bond discount. The issuance costs allocated to the liability component are amortized over the contractual life of the bonds using the effective interest rate method. Under U.S. GAAP, however, the entire issuance costs are reported as deferred charges and amortized over the contractual life of the bonds using the effective interest rate method. As of December 31, 2011, the balance of deferred charges was NT$52 million under U.S. GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Based on the above differences, the Company reclassified the equity component under R.O.C. GAAP to bonds payable under U.S. GAAP, and reclassified the issuance costs which are allocated to the liability and equity component under R.O.C. GAAP to deferred charges under U.S. GAAP. The Company also adjusted the differences resulting from the subsequent amortization of the bond discount and deferred charges as well as the subsequent redemption of the bonds. As of December 31, 2011, the Company redeemed NT$1,823 million convertible bond. The difference in cost basis resulted in an adjustment to decrease redemption gain and interest expense of NT$57 million and NT$77 million for the year ended December 31, 2011, respectively.

(6)	Goodwill and Business Combinations

In accordance with R.O.C. GAAP, goodwill is measured separately on each acquisition, and it excludes goodwill in non-controlling interest. In a step acquisition, the acquirer does not re-measure its previously held equity interest in the acquiree, therefore, the acquisition does not result in gains or losses from re-measurements. Goodwill is not amortized and is subject to annual impairment tests or whenever events and circumstances change indicating goodwill may be impaired. The assessment of impairment includes identifying the goodwill-allocated cash generating unit (CGU), determining the recoverable amount of CGU by using a discounted cash flow analysis, and ultimately comparing the recoverable amount with the carrying amount of CGU including goodwill. If the CGU’s carrying amount is greater than its recoverable amount, an impairment loss is recognized. The impairment of goodwill cannot be reversed. When the fair value of identifiable net assets acquired exceeds the cost, the difference should be assigned to non-current assets acquired (except for financial assets not under equity method, assets to be disposed, deferred tax assets, prepaid pension or other retirement benefits cost) proportionate to their respective fair values. If these assets are all reduced to zero value, the remaining excess should be recognized as extraordinary gain.

Under U.S. GAAP, in a business combination achieved in stages, the acquirer shall re-measure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss. The acquirer shall recognize goodwill, or gain on bargain purchase, as of the acquisition date measured as the excess of the aggregate of: (i) the consideration transferred, (ii) the fair value of any non-controlling interest in the acquiree, and (iii) the fair value of any previously held equity interest in the acquiree; over the fair value of identifiable assets acquired and the liabilities assumed on the acquisition date. Goodwill is not amortized and is subject to an annual impairment test or more frequently when events and circumstances indicate a possible impairment may exist. The first step of the impairment test is to compare the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test compares the implied fair value of the reporting unit goodwill with its carrying value. If the carrying amount of goodwill exceeds its fair value, and impairment loss is recognized on the consolidated statements of income equal to the excess. Impairment of goodwill cannot be subsequently reversed. Any bargain purchase gain is immediately recognized in earnings.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On November 30, 2010, the Company acquired additional stocks issued by NEXPOWER, which increased the Company’s ownership interest from 45.79% to 57.67%. Prior to the acquisition date, the Company accounted for its 45.79% interest in NEXPOWER as an equity-method investment. As a result of the acquisition, the Company obtained control over NEXPOWER and the results of NEXPOWER’s operations have been included in the consolidated financial statements since that date. The Company expects to achieve the integration of the Company’s overall resources.

Under R.O.C. GAAP, a change in the Company’s proportionate share in the net assets of an equity investee resulting from its acquisition of additional stock issued by the equity investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts. However, the acquisition of a controlling interest in NEXPOWER was regarded as a business combination under U.S. GAAP. The sum of the fair value of the consideration transferred, non-controlling interests and equity interest previously held by the acquirer exceeding the fair value of identifiable net assets is recorded as goodwill.

The fair value of consideration transferred, non-controlling interests and equity interest previously held by the acquirer were determined based on the price of newly issued shares, which was supported by valuation analysis using the market approach. The fair value of consideration transferred was NT$3,500 million, paid in cash, and the fair value of noncontrolling interests was NT$5,128 million. The acquisition-date fair value of the previous equity interest was NT$3,487 million and the Company recognized a gain of NT$443 million as a result of remeasuring its equity interest previously held in NEXPOWER before the business combination.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The goodwill recognized is attributable primarily to expected consolidation synergies of NEXPOWER, and none of the goodwill is expected to be deductible for income tax purposes. As of December 31, 2010, there were no changes in the recognized amounts of goodwill resulting from the acquisition of NEXPOWER.

The amounts of revenue and losses of NEXPOWER included in the Company’s consolidated income statement from the acquisition date to the period ending December 31 2010 were NT$590 million and NT$(75) million, respectively.

The following represents the pro forma consolidated income statement as if NEXPOWER had been included in the consolidated results of the Company for the entire year ended December 31, 2009 and 2010:

	For the year ended December 31,
	2009	2010
	NT$ million	NT$ million
Revenue	92,152	129,440
Earnings	2,478	23,550

In September 2011, due to operating profits and cash flows were lower than expected since November 2010 given sharp deterioration in market condition, NEXTPOWER revised its earnings forecast for the next five years and determined that some of its long lived assets were impaired pursuant to ASC350. The impairment loss also served as an indicator that goodwill might also be impaired. Accordingly, the Company conducted a two-step process to identify and measure the amount of impairment loss, if any.

As the carrying amount of NEXPOWER exceeded its fair value which was estimated by using the discounted cash flow based on earnings forecasts, its goodwill was considered to be impaired. To calculate the implied fair value of goodwill, the Company allocated the fair value to each asset and liability account. As most of the value in the reporting unit is in its long lived assets, the fair value of the machinery and equipment was determined and impaired as described in Note 35(4). The fair value of assets and liabilities other than long lived assets were determined to approximate their book values given their short-term nature. The Company did not identify any value to be ascribed to intangible assets not previously identified. The excess of the reporting unit’s fair value over the total amounts allocated to each asset (except goodwill) and liability account would be the implied fair value of goodwill. As the carrying amount exceeded the implied fair value of NEXPOWER’s goodwill, the Company recognized a goodwill impairment loss of NT$1,499 million in 2011 under U.S. GAAP, within the Other segment. While the impairment assessment resulted in a full writedown of goodwill under both R.O.C. GAAP and U.S. GAAP, the amount of the charge was different due to the difference in carrying values of goodwill under each GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7)	Earnings per Share (EPS)

Under R.O.C. GAAP, basic earnings per share are calculated by dividing net income attributable to common stockholders by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income was also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds. The weighted average shares outstanding are adjusted retroactively for stock dividends issued and capitalization of additional paid-in capital. Anti-dilutive effects are not included in the dilutive EPS calculation. The shares distributed for employee bonus are treated as outstanding as of their grant date in the calculation of basic earnings per share. For employee bonus that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.

Under U.S. GAAP, basic earnings per share are calculated by dividing net income attributable to common stockholders by the weighted average number of shares outstanding during the year. The shares distributed for employee bonus are included in the computation of basic earnings per share from the grant date. The reciprocal shareholdings held by equity investees are also deducted from the computation of weighted-average number of shares outstanding. Diluted earnings per share are calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income attributable to common stockholders would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents as under R.O.C. GAAP. For employee bonus that may be distributed in shares, the number of shares to be distributed is not taken into consideration until they are granted or the stockholders’ approval is obtained. Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted EPS by application of treasury stock method. The “assumed proceeds” include the exercise price of the options, any tax benefits that will be credited on exercise to additional paid-in capital, and the average measured but unrecognized compensation expense during the period. Accordingly, the Company reversed the dilutive adjustment under R.O.C. GAAP and calculated the dilutive effect of outstanding employee options by applying treasury stock method under U.S. GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of the numerators and denominators used in computing the basic and diluted earnings per share under U.S. GAAP are as below:

	For the year Ended December 31, 2011
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In dollar NT$
Net Income attributable to the Company	8,745,675	—	—

Basic EPS
Income available to common stockholders	8,745,675	12,400,193	0.71

Effect of dilutive securities
Employee stock options	—	38,534	—
Unsecured convertible bonds	(10,699)	420,158	(0.03)

Diluted EPS
Income attributable to common stockholders including assumed conversions	8,734,976	12,858,885	0.68

As of December 31, 2011, there were 397,189 thousand issued and outstanding stock options which were not included in the computation of diluted earnings per share due to their antidilutive effect.

	For the year Ended December 31, 2010
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

(8)	Treasury Stock and related Disposal

Some of the Company’s subsidiaries and investees also hold the Company’s stocks as investments. Under R.O.C. GAAP, reciprocal shareholdings held by subsidiaries, but not equity investees, are recorded as treasury stocks on the Company’s books. Under U.S. GAAP, however, reciprocal shareholdings, whether being held by subsidiaries or equity investees, are recorded as treasury stocks on the Company’s books. Therefore, as of December 31, 2010 and 2011, the Company recognized treasury stocks of NT$2,092 million for reciprocal shareholdings held by equity-method investees. The Company also reversed accumulated other comprehensive income related to unrealized gains of NT$1,573 million, NT$1,428 million and NT$849 million for the years ended December 31, 2009, 2010 and 2011, respectively, and eliminated investment gains of nil, NT$81 million and NT$179 million for the years ended December 31, 2009, 2010 and 2011, respectively.

(9)	Stock Dividends

Under R.O.C. GAAP, the stock dividends are recorded at par value and charged to retained earnings. Under U.S. GAAP, if the ratio of distribution is less than 25 percent of the same kind of outstanding shares, the fair value of the shares issued should be charged to retained earnings. Since there were no stock dividends issued during 2010 and 2011, the adjustment of NT$291,285 million remains the same as of December 31, 2010 and 2011.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(10)	Pension

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

The amounts related to pensions recognized in AOCI, net of tax, excluding amounts related to equity-method investees, are shown as below:

	As of December 31, 2011
	Net gain/(loss)	Prior service cost
	NT$’000	NT$’000
The amounts arose during the period	23,222	—
The amounts reclassified as components of net periodic benefit cost	12,894	(3,931)
The amounts recognized in AOCI as of December 31, 2011	(536,366)	47,995
The amounts expected to be recognized as components of net periodic benefit cost during 2012	(10,811)	3,446

(11)	Tax Effect of U.S. GAAP Adjustments

Under U.S. GAAP, the income tax expense was NT$641 million, NT$1,624 million and NT$931 million for the years ended December 31, 2009, 2010 and 2011, respectively. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C. Under R.O.C. GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained. Under U.S. GAAP, 10% income tax impact is provided in the period the income is earned, assuming that no earnings are distributed. Any reduction in the liability will be recognized when the income is distributed upon the stockholders’ approval in the subsequent year. Tax on undistributed earnings may be offset by the Company’s available tax credits carried forward, where applicable. As such, the incremental tax accrued on undistributed earnings may be offset by a corresponding reduction in valuation allowance, where applicable. In 2009, 2010 and 2011, the Company accrued NT$307 million, NT$2,156 million and NT$877 million, respectively, for 10% tax on undistributed earnings in Taiwan under U.S. GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The additional tax expense was offset by a corresponding reduction in the valuation allowance under U.S. GAAP. Further, in 2009, 2010 and 2011, certain subsidiaries incurred (reversed) NT$(14) million, NT$10 million and NT$(34) million of tax on undistributed earnings in Taiwan, respectively.

As of December 31, 2011, the Company reported valuation allowance NT$11,927 million to reduce deferred tax assets to an amount that is more likely than not realizable, representing an increase of NT$4,426 million from the prior year. The majority of the R.O.C. GAAP to U.S. GAAP reconciliation adjustments are permanent in nature and, therefore, resulted in no incremental impact on income taxes under U.S. GAAP.

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

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2010	2011
	NT$	NT$
	(In millions)
Balance at January 1,	60	82
Additions based on tax positions taken during the current year	—	69
Reductions related to settlements with taxing authorities	—	(82)
Additions for tax positions of prior years	22	—

Balance at December 31,	82	69

The aforementioned unrecognized tax benefits, if recognized, would affect the Company’s effective tax rate. In addition, settlement of the uncertain tax positions would require the use of cash. Further, the Company is unaware of any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

The Company reports interest and penalties relating to unrecognized tax benefits as interest expenses and other expenses, respectively. As of December 31, 2010 and 2011, no interest or penalties were accrued.

The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2011, tax year of 2010 is open to Tax Authority’s examination in Taiwan, while in other foreign jurisdictions, years 2006-2010 are open to relevant Tax Authority’s examination.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12)	Gross Profit and Operating Income

Under R.O.C. GAAP, gains and losses from disposal of property, plant and equipment, gains and losses from foreign currency exchange, and impairment losses of goodwill and long-lived assets, are presented as non-operating income or expenses in the consolidated statement of income. Under U.S. GAAP, these non-operating income or expenses would be reclassified to be included in the determination of operating income.

(13)	Inventory

Under U.S. GAAP, the allocation of fixed production overhead to inventory is based on the normal capacity of the production facilities. Unallocated overheads are recognized as an expense in the period in which they are incurred. Other items such as abnormal freight, handling costs and amounts of wasted materials are treated as current period charges rather than as a portion of the inventory cost pursuant to ASC 330, Inventory. Before the adoption of R.O.C. SFAS No. 10, “Inventories” (R.O.C. SFAS 10), on January 1, 2009, R.O.C. GAAP did not provide definite guidance for such abnormal items and the use of normal capacity was not mandatory. Accordingly, the Company recognized an adjustment to the cost of goods sold of NT$362 million for the year ended December 31, 2008. As R.O.C. SFAS 10 and ASC 330 are essentially the same, the inventory difference from 2008 reversed in 2009 when the associated inventory was sold, and there would be no further adjustments from January 1, 2010.

Under R.O.C. GAAP the write down of inventory for the lower of cost or net realizable value may be reversed in subsequent periods if market conditions improve. Under U.S. GAAP, the write down to lower of cost or market creates a new cost basis that subsequently cannot be marked up. Upon the sale of the related inventory, the difference between these two GAAPs is resolved. During the years ended December 31, 2009, 2010 and 2011, there was no material difference between cost of sales under R.O.C. GAAP and U.S. GAAP as a result of this GAAP difference.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Consolidated Net Income

	For the year ended December 31,
	2009	2010	2011
	NT$’000	NT$’000	NT$’000	US$’000
Consolidated net income, R.O.C. GAAP	1,670,890	23,845,956	8,466,916	279,713
Compensation	(804,378)	(396,851)	(105,542)	(3,487)
Equity investees	(34,816)	(42,404)	(11,475)	(379)
Investments in debt and equity securities
Change in fair value of investments in securities	(96,591)	(786)	137	5
Adjustments due to change in ownership of investees	(732,643)	(233,761)	(210,262)	(6,947)
Convertible bond liabilities	—	—	20,580	680
Goodwill and Business Combinations	—	452,112	(1,307,545)	(43,196)
Treasury stock and related disposal	—	(80,524)	(179,028)	(5,914)
Tax effect of U.S. GAAP adjustments			(69,326)	(2,290)
Inventory	361,897	—	—	—

Consolidated net income, U.S. GAAP	364,359	23,543,742	6,604,455	218,185

Net income attributable to the Company, U.S. GAAP	2,571,988	23,616,120	8,745,675	288,922
Add: Net loss attributable to noncontrolling interests, U.S. GAAP	(2,207,629)	(72,378)	(2,141,220)	(70,737)

Consolidated net income , U.S. GAAP	364,359	23,543,742	6,604,455	218,185

Basic earnings per share under U.S. GAAP (in dollars)	0.21	1.91	0.71	0.02
Diluted earnings per share under U.S. GAAP (in dollars)	0.20	1.90	0.68	0.02

Weighted-average number of shares outstanding-basic (in thousands)	12,538,016	12,335,428	12,400,193	12,400,193

Weighted-average number of shares outstanding-diluted (in thousands)	12,559,828	12,399,086	12,858,885	12,858,885

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statement of Comprehensive Income (Loss)

	For the year ended December 31,
	2009	2010	2011
	NT$’000	NT$’000	NT$’000	US$’000
Net income	364,359	23,543,742	6,604,455	218,185
Attributable to:
the Company	2,571,988	23,616,120	8,745,675	288,922
noncontrolling interests	(2,207,629)	(72,378)	(2,141,220)	(70,737)
Other comprehensive income (loss), net of tax
Cumulative translation adjustment	(1,890,175)	(5,192,884)	3,176,545	104,940
Attributable to:
the Company	(1,723,657)	(4,971,823)	3,162,457	104,475
noncontrolling interests	(166,518)	(221,061)	14,088	465
Unrealized gains (losses) on securities	26,982,940	(3,056,478)	(12,745,112)	(421,047)
Attributable to:
the Company	26,982,940	(3,056,478)	(12,745,112)	(421,047)
noncontrolling interests	—	—	—	—
Unrecognized pension cost	(606,330)	(590,007)	32,185	1,063
Attributable to:
the Company	(719,680)	(600,625)	32,185	1,063
noncontrolling interests	113,350	10,618	—	—

Other comprehensive income (loss)	24,486,435	(8,839,369)	(9,536,382)	(315,044)

Comprehensive income (loss)	24,850,794	14,704,373	(2,931,927)	(96,859)

Comprehensive loss attributable to noncontrolling interests	(2,260,797)	(282,821)	(2,127,132)	(70,272)
Comprehensive income (loss) attributable to the Company	27,111,591	14,987,194	(804,795)	(26,587)

Statement of Accumulated Other Comprehensive Income (Loss) Attributable to the Company

	Cumulative translation adjustment	Unrealized gains (losses) on securities	Unrecognized pension cost	Accumulated other comprehensive income (loss)
	NT$’000	NT$’000	NT$’000	NT$’000
Balance at December 31, 2009	(388,328)	27,800,300	80,069	27,492,041
Other comprehensive loss	(4,971,823)	(3,056,478)	(600,625)	(8,628,926)

Balance at December 31, 2010	(5,360,151)	24,743,822	(520,556)	18,863,115
Other comprehensive income (loss)	3,162,457	(12,745,112)	32,185	(9,550,470)

Balance at December 31, 2011	(2,197,694)	11,998,710	(488,371)	9,312,645

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Consolidated Stockholders’ Equity

	As of December 31
	2010	2011
	NT$’000	NT$’000	US$’000
Stockholders’ equity, R.O.C. GAAP	225,136,029	212,124,963	7,007,762
Compensation	31,517	3,567	118
Equity investees	(142,469)	(260,363)	(8,602)
Investments in debt and equity securities Adjustments due to change in ownership of investees	1,765,401	1,668,913	55,134
Convertible bond liabilities	—	(521,944)	(17,243)
Goodwill and business combinations	1,301,125	(7,615)	(251)
Treasury stock and related disposal	(2,624,152)	(2,044,381)	(67,538)
Pension	(344,827)	(254,179)	(8,397)
Tax effect of U.S. GAAP adjustments	—	(69,326)	(2,290)

Stockholders’ equity, U.S. GAAP	225,122,624	210,639,635	6,958,693

Movements in Consolidated Stockholders’ Equity in Accordance with U.S. GAAP

	For the year ended December 31,
	2009	2010	2011
	NT$’000	NT$’000	NT$’000	US$’000
Balance at January 1,	190,891,667	213,240,491	225,122,624	7,437,153
Compensation	969,277	1,549,083	890,370	29,414
Cash dividends	—	(6,233,002)	(14,033,575)	(463,613)
Adjustment of additional paid-in capital and retained earnings accounted for under the equity method	(84,851)	(52,670)	1,418	47
Changes in additional paid-in capital for purchases of subsidiary shares from noncontrolling interests	2,497,039	408,011	(310,113)	(10,245)
Cumulative translation adjustment on foreign long-term investment	(1,722,666)	(4,971,823)	3,162,457	104,475
Change in fair value of marketable securities	28,556,633	(3,201,421)	(13,324,883)	(440,201)
Treasury stock and related disposal	(3,343,777)	(4,618,121)	758,799	25,068
Exercise of employees’ stock options	—	2,542	1,004,050	33,170
Pension	(719,680)	(600,625)	32,185	1,063
Changes in noncontrolling interests	(6,375,139)	5,984,039	(1,409,372)	(46,560)
Net income attributable to the Company	2,571,988	23,616,120	8,745,675	288,922

Balance at December 31,	213,240,491	225,122,624	210,639,635	6,958,693

Total Stockholders’s equity attributable to：
the Company	212,752,903	218,650,997	205,577,380	6,791,456
noncontrolling interests	487,588	6,471,627	5,062,255	167,237

	213,240,491	225,122,624	210,639,635	6,958,693

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summarized U.S. GAAP consolidated balance sheet and statement of operations information is presented below:

	As of December 31,
	2010	2011
	NT$’000	NT$’000	US$’000
Current assets	93,790,493	84,055,511	2,776,859
Non-current assets	187,596,718	195,404,755	6,455,393
Current liabilities	45,468,186	42,946,840	1,418,792
Non-current liabilities	10,796,401	25,873,791	854,767

	For the year ended December 31,
	2009	2010	2011
	NT$’000	NT$’000	NT$’000	US$’000
Net operating revenues	91,389,765	126,441,544	116,702,723	3,855,392
Cost of goods sold	(76,209,202)	(89,929,148)	(95,594,489)	(3,158,060)
Operating income (loss)	(2,322,977)	21,393,686	2,572,552	84,987
Net income	364,359	23,543,742	6,604,455	218,185
Less: Net loss attributable to noncontrolling interests	(2,207,629)	(72,378)	(2,141,220)	(70,737)
Net income attributable to the Company	2,571,988	23,616,120	8,745,675	288,922

A reconciliation of the significant balance sheet accounts under R.O.C. GAAP to the amounts determined under U.S. GAAP is as follows:

	As of December 31,
	2010	2011
	NT$’000	NT$’000	US$’000
Cash and Cash Equivalents:
As reported under R.O.C. GAAP	51,271,105	49,070,128	1,621,081
Reclassification to marketable securities	(237,499)	(8,000)	(264)

As adjusted under U.S. GAAP	51,033,606	49,062,128	1,620,817

Held-to-maturity financial assets:
As reported under R.O.C. GAAP	—	13,524	447
Reclassification from cash & cash equivalents	237,499	8,000	264

As adjusted under U.S. GAAP	237,499	21,524	711

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2010	2011
	NT$’000	NT$’000	US$’000
Available-for-sale financial assets:
As reported under R.O.C. GAAP	37,298,738	23,960,004	791,543
Reclassification from financial assets measured at cost, noncurrent	—	157,253	5,195
Change in fair value of investment in securities	—	(62,612)	(2,069)

As adjusted under U.S. GAAP	37,298,738	24,054,645	794,669

Long-term Investment under cost method, equity method & others:
As reported under R.O.C. GAAP	16,845,103	19,619,253	648,141
Reclassification to Available-for-sale financial assets	—	(157,253)	(5,195)
Ownership change in equity investees	—	(104,636)	(3,456)
Equity Investees	56,821	49,566	1,638
Treasury stock and related disposal	(2,624,152)	(2,044,381)	(67,538)

As adjusted under U.S. GAAP	14,277,772	17,362,549	573,590

Property, plant and equipment, total cost:
As reported under R.O.C. GAAP	562,979,537	616,063,131	20,352,268
Business combination and ownership change in consolidated entities	16,254,110	17,703,713	584,860

As adjusted under U.S. GAAP	579,233,647	633,766,844	20,937,128

Property, plant and equipment, accumulated depreciation:
As reported under R.O.C. GAAP	(428,492,265)	(463,622,840)	(15,316,249)
Business combination and ownership change in consolidated entities	(12,840,788)	(14,103,959)	(465,939)

As adjusted under U.S. GAAP	(441,333,053)	(477,726,799)	(15,782,188)

Property, plant and equipment, accumulated impairment:
As reported under R.O.C. GAAP	(1,725,272)	(3,115,991)	(102,940)
Business combination and ownership change in consolidated entities	(1,609,502)	(1,845,830)	(60,979)

As adjusted under U.S. GAAP	(3,334,774)	(4,961,821)	(163,919)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2010	2011
	NT$’000	NT$’000	US$’000
Goodwill:
As reported under R.O.C. GAAP	304,728	50,863	1,680
Due to business combination and ownership change	99,993,048	99,951,402	3,301,996
Accumulated impairment loss on goodwill	(98,786,326)	(100,000,663)	(3,303,623)

As adjusted under U.S. GAAP	1,511,450	1,602	53

Bonds Payable:
As reported under R.O.C. GAAP	—	11,984,404	395,917
Conversion right and issuance costs of Convertible bonds	—	573,523	18,947

As adjusted under U.S. GAAP	—	12,557,927	414,864

Cash Flows Information

The Company applies R.O.C. SFAS No. 17, “Statement of Cash Flows” which is similar to U.S. GAAP. The principal differences between the two standards relate to classification. Under R.O.C. GAAP, all certificates of deposit are classified as cash and cash equivalents. Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less. As of December 31, 2009, 2010 and 2011, the amounts of time deposit with original maturities more than three months are NT$11,740 million, NT$238 million and NT$8 million, respectively. Summarized cash flow information under U.S. GAAP would be presented as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$’000	NT$’000	NT$’000	US$’000
Net cash inflows (outflows) from:
Operating activities	32,421,854	53,495,013	41,653,800	1,376,075
Investing activities	(22,418,628)	(46,276,452)	(54,890,561)	(1,813,365)
Financing activities	4,943,793	(10,173,874)	9,922,989	327,816
Effect of exchange rate changes on cash and cash equivalents	(550,708)	(424,041)	1,342,294	44,344

Net increase (decrease) in cash and cash equivalents	14,396,311	(3,379,354)	(1,971,478)	(65,130)
Cash and cash equivalents at January 1	40,016,649	54,412,960	51,033,606	1,685,947

Cash and cash equivalents at December 31	54,412,960	51,033,606	49,062,128	1,620,817

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net income attributable to the Company and transfers (to) from noncontrolling interests are as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$’000	NT$’000	NT$’000	US$’000
Net income attributable to the Company	2,571,988	23,616,120	8,745,675	288,922

Transfers (to) from noncontrolling interests
Increase (Decrease) in the Company’s paid-in capital for purchase of common shares from noncontrolling interests	2,497,039	408,011	(310,113)	(10,245)
Increase in the Company’s paid-in capital for a subsidiary acquisition of its own common shares	7,536	—	—	—
Decrease in the Company’s paid-in capital for employees exercise of the stock options	(14,536)	(25,500)	(15,511)	(512)

Net transfers from noncontrolling interests	2,490,039	382,511	(325,624)	(10,757)

Change from net income attributable to the Company and transfers from noncontrolling interests	5,062,027	23,998,631	8,420,051	278,165

Concentration of credit risk

The Company designs, develops, manufactures and markets a variety of semiconductor products. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts and notes receivable. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit quality financial institutions. The Company’s revenues and trade accounts and notes receivable are derived primarily from the sale of production foundry wafers, including memory and logic products and wafers. For the years ended December 31, 2009, 2010, and 2011, the Company distributed its products on a global basis but mainly to customers in Asia (65.21%, 67.87%, and 64.04%, respectively), America (21.69%, 16.88%, and 17.92%, respectively), and others (13.10%, 15.25%, and 18.04%, respectively). The Company’s sales are primarily derived from wafer sales and denominated in currencies other than NT Dollars, primarily US Dollars. One customer’s revenue represented 12% of the consolidated revenue for the year ended December 31, 2009, and two customers’ revenue represented 11% and 11%, respectively, of the consolidated revenue for the year ended December 31, 2010, and two customers’ revenue represented 13% and 10%, respectively, of the consolidated revenue for the year ended December 31, 2011. The Company routinely assesses the financial strength of substantially all customers. The Company also requires collateral for certain sales to mitigate the credit risk.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summarized Financial Information required by ASC 235-10-S99-1

The following table provides summarized financial information of the Company’s equity investees as required by ASC 235-10-S99-1, Notes to Financial Statements, SEC Materials.

On group basis:

	As of December 31,
	2010	2011
	NT$	NT$
	(In millions)
Current assets	15,371	21,816
Non-current assets	19,793	31,397
Current liabilities	7,308	8,368
Long-term liabilities	1,047	3,787
Redeemable preferred stock	587	563
Noncontrolling interests	—	47

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$
	(In millions)
Net sales	6,224	9,611	8,451
Gross Profit (loss)	2,173	2,208	(400)
Income (loss) from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	612	254	(1,004)
Net income (loss)	615	244	(924)

On an individual basis:

	As of December 31,
	2010	2011
	NT$	NT$
	(In millions)
Current assets	7,786	4,865
Current liabilities	2,434	1,848

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$
	(In millions)
Net sales	1,685	785	(1,337)
Gross Profit (loss)	1,609	684	(1,428)
Income (loss) from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	1,609	684	(1,428)
Net income (loss)	1,609	684	(1,428)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-4 Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU is not expected to have material impact on U.S. GAAP as the amendment represents the converged guidance of the FASB and the IASB on fair value measurement, and results in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments in this Update are required to be applied prospectively, and are effective for interim and annual periods beginning after December 15, 2011, with earlier application not permitted. As the ASU does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting, the Company does not expect this amendment to have a material impact on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-5 Comprehensive Income (Topic 220) Presentation of Comprehensive Income. The amendment changes how other comprehensive income (OCI) is presented including the presentation requirements for reclassification adjustments of items out of accumulated other comprehensive income which is superseded by ASU 2011-12. Instead of being included in the statement of owners’ equity, the items classified as OCI will be moved to the page in the financial statements that includes the income statement. This ASU does not change what would be classified as OCI but addresses how to present OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both options, the entity will be required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The amendments in this Update should be applied retrospectively, and are effective for fiscal years and interim periods beginning after December 15, 2011. The Company is currently evaluating the potential impact, if any, that the adoption of ASU 2011-5 will have on our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-8 Intangibles—Goodwill and Other (Topic 350) Testing Goodwill for Impairment. The standard is intended to reduce the cost and complexity of the annual goodwill impairment test with the option of performing a “qualitative” assessment to determine whether further impairment testing is necessary. If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. This standard is not expected to have a material impact on the Company’s consolidated financial statements in the near future.

In December 2011, the FASB issued ASU 2011-11 Balance Sheet (Topic 210) Disclosures about Offsetting Assets and Liabilities. The new requirement is about disclosure of the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The Update are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRSs. The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods, with retrospective application required. This standard is not expected to have a material impact on the Company’s future consolidated financial statements.