Form 20-F
period 2012-12-31
UNITED MICROELECTRONICS CORP
filed 2013-04-26
CIK 1033767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

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

12,951,805,540 Common Shares of Registrant issued as of December 31, 2012 (including 300,000,000 treasury shares)

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

FISCAL YEAR ENDED DECEMBER 31, 2012

i

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

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT MAY NOT BE REALIZED

Our disclosure and analysis in this annual report contain or incorporate by reference some forward-looking statements. Our forward-looking statements contain information regarding, among other things, our financial condition, future expansion plans and business strategy. We have based these forward-looking statements on our current expectations and projections about future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	our dependence on frequent introduction of new product services and technologies based on the latest developments;

•	the intensely competitive semiconductor, communications, consumer electronics and computer industries and markets;

•	risks associated with our international business activities;

•	our dependence on key personnel;

•	general economic and political conditions, including those related to the semiconductor, communications, consumer electronics and computer industries;

•	natural disasters, such as earthquakes and droughts, which are beyond our control;

•	possible disruptions in commercial activities caused by natural and human-induced disasters and outbreaks of contagious diseases;

•	fluctuations in foreign currency exchange rates;

•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the U.S. Securities and Exchange Commission; and

•	those other risks identified in the “Item 3. Key Information-D. Risk Factors” section of this annual report.

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

GLOSSARY

ASIC	Application Specific Integrated Circuit. A custom-designed integrated circuit that performs specific functions which would otherwise require a number of off-the-shelf integrated circuits to perform.

Cell	Semiconductor structure in an electrical state which can store a bit of information, mainly used as the building block of memory array.

Die	A piece of a semiconductor wafer containing the circuitry of an unpackaged single chip.

DRAM	Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity hundreds of times per second or else it will fade away.

EUV Lithography	Extreme Ultraviolet Lithography

FinFET	Fin Field-Effect Transistor

FPGA	Field Programmable Gate Array. A programmable integrated circuit.

Integrated Circuit	Entire electronic circuit built on a single piece of solid substrate and enclosed in a small package. The package is equipped with leads needed to electrically integrate the integrated circuit with a larger electronic system. Monolithic and hybrid integrated circuits are distinguished by the type of substrate used.

Interconnect	The conductive path made from copper or aluminum that is required to achieve connection from one circuit element to the other circuit elements within a circuit.

Mask	Photomask. A piece of glass on which an integrated circuit circuitry design is laid out.

Memory	A group of integrated circuits that a computer uses to store data and programs, such as ROM, RAM, DRAM and SRAM.

Micron	A unit of spatial measurement that is one-millionth of a meter.

Nanometer	A unit of spatial measurement that is one-billionth of a meter.

PC	Personal computer.

RAM	Random Access Memory. A type of volatile memory forming the main memory of a computer where applications and files are run.

ROM	Read-Only Memory. Memory that is programmed by the manufacturer and cannot be changed. Typically, ROM is used to provide start-up data when a computer is first turned on.

Scanner	A photolithography tool used in the production of semiconductor devices. This camera-like step-and-scan tool projects the image of a circuit from a master image onto a photosensitized silicon wafer.

Semiconductor	A material with electrical conducting properties in between those of metals and insulators. Essentially, semiconductors transmit electricity only under certain circumstances, such as when given a positive or negative electric charge. Therefore, a semiconductor’s ability to conduct can be turned on or off by manipulating those charges and this allows the semiconductor to act as an electric switch. The most common semiconductor material is silicon, used as the base of most semiconductor chips today because it is relatively inexpensive and easy to create.

SoC	System-on-Chip. A chip that incorporates functions currently performed by several chips on a cost effective basis.

SOI	Silicon-On-Insulator. Silicon wafer consisting of a thin layer of oxide, on top of which semiconductor devices are built.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Transistor	Tri-terminal semiconductor device in which input signal (voltage or current depending on the type of transistor) controls output current. An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products which lose their data content when the power supply is switched off.

Wafer	Thin, round, flat piece of silicon that is the base of most integrated circuits.

8-inch wafer equivalents	Standard unit describing the equivalent amount of 8-inch wafers produced after conversion, used to quantify levels of wafer production for purposes of comparison. Figures of 8-inch wafer equivalents are derived by converting the number of wafers of all dimensions (e.g., 6-inch, 8-inch and 12-inch) into their equivalent figures for 8-inch wafers. 100 6-inch wafers are equivalent to 56.25 8-inch wafers. 100 12-inch wafers are equivalent to 225 8-inch wafers.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected balance sheet data as of December 31, 2011 and 2012 and the selected statements of income and cash flow data for the years ended December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected balance sheet data as of December 31, 2008, 2009 and 2010 and the selected statements of income and cash flow data for the years ended December 31, 2008 and 2009 are derived from our audited consolidated financial statements not included in this annual report.

Our financial statements have been prepared and presented in accordance with R.O.C. GAAP, which differs in many material respects from U.S. GAAP. For the discussion of these differences, see Note 36 to our audited consolidated financial statements included elsewhere in this annual report. Some of the items in the statements of income, cash flow and balance sheets have been reconciled to U.S. GAAP and are set forth below. The summary financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements and the notes to those statements included elsewhere in this annual report.

	Years Ended December 31,
	2008	2009	2010	2011	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Statement of Income Data:
R.O.C. GAAP
Net operating revenues	96,814	91,390	126,442	116,703	115,675	3,982
Cost of goods sold	(84,102)	(75,975)	(89,518)	(95,417)	(96,263)	(3,314)

Gross profit	12,712	15,415	36,924	21,286	19,412	668

Operating expenses:
Sales and marketing	(3,483)	(2,800)	(2,566)	(3,369)	(2,749)	(94)
General and administrative	(3,055)	(2,724)	(3,598)	(3,342)	(3,371)	(116)
Research and development	(8,274)	(8,044)	(8,740)	(9,395)	(9,787)	(337)

Total operating expenses	(14,812)	(13,568)	(14,904)	(16,106)	(15,907)	(547)

Operating income (loss)	(2,100)	1,847	22,020	5,180	3,505	121
Net non-operating income (loss)	(19,886)	(174)	3,364	4,200	4,498	154

Income (Loss) before income tax and minority interests	(21,986)	1,673	25,384	9,380	8,003	275
Income tax expense	(997)	(651)	(1,606)	(913)	(2,129)	(73)
Extraordinary gain	—	649	68	—	—	—

Net income (loss)	(22,983)	1,671	23,846	8,467	5,874	202

Attributable to:
the Company	(22,320)	3,874	23,899	10,610	7,819	269
minority interests	(663)	(2,203)	(53)	(2,143)	(1,945)	(67)
Earnings (Losses) per share: (1)(2)
Basic	(1.70)	0.31	1.91	0.84	0.62	0.02
Diluted (3)	(1.70)	0.30	1.87	0.81	0.59	0.02
Shares used in earnings (losses) per share calculation: (2)
Basic	13,111	12,699	12,496	12,561	12,625	12,625
Diluted (3)	13,170	12,786	12,768	13,241	13,456	13,456
Earnings (Losses) per ADS: (2)
Basic	(8.50)	1.55	9.55	4.20	3.10	0.11
Diluted (3)	(8.50)	1.50	9.35	4.05	2.95	0.10

U.S. GAAP
Net operating revenues	96,814	91,390	126,442	116,703	115,675	3,982
Cost of goods sold	(85,923)	(76,209)	(89,929)	(95,594)	(96,331)	(3,316)
Operating income (loss)	(22,431)	(2,323)	21,394	2,573	706	24
Net income (loss)	(29,632)	364	23,544	6,605	3,109	107
Attributable to:
the Company	(28,955)	2,572	23,616	8,746	5,055	174
noncontrolling interests	(677)	(2,208)	(72)	(2,141)	(1,946)	(67)
Other comprehensive income (loss) attributable to the Company	(25,239)	24,540	(8,629)	(9,551)	(6,484)	(223)
Comprehensive income (loss) attributable to the Company	(54,194)	27,112	14,987	(805)	(1,429)	(49)
Earnings (Losses) per share: (1)
Basic	(2.25)	0.21	1.91	0.71	0.41	0.01
Diluted (3)	(2.25)	0.20	1.90	0.68	0.38	0.01
Shares used in earnings (losses) per share calculation:
Basic	12,870	12,538	12,335	12,400	12,464	12,464
Diluted (3)	12,870	12,560	12,399	12,859	13,140	13,140
Earnings (Losses) per ADS:
Basic	(11.25)	1.03	9.57	3.53	2.03	0.07
Diluted (3)	(11.25)	1.02	9.52	3.40	1.92	0.07

	Years Ended December 31,
	2008	2009	2010	2011	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Balance Sheet Data:
R.O.C. GAAP
Current assets	68,888	102,363	93,769	84,058	80,918	2,785
Long-term investment	32,441	55,227	47,179	38,574	34,979	1,204
Property, plant and equipment	108,410	89,596	132,762	149,324	158,854	5,468
Total assets	216,399	253,638	280,887	279,832	280,959	9,672
Current liabilities	13,033	35,246	45,445	42,906	40,034	1,378
Long-term debt (excluding current portion)	8,130	767	6,799	21,095	32,155	1,107
Total liabilities	24,740	39,542	55,751	67,707	75,938	2,614
Capital stock (4)	129,877	129,877	129,879	130,845	129,521	4,459
Stockholders’ equity	191,659	214,096	225,136	212,125	205,021	7,058
U.S. GAAP
Cash and cash equivalents	40,017	54,413	51,034	49,062	42,488	1,463
Working capital (5)	55,525	67,162	48,322	41,109	41,066	1,414
Total assets	214,990	252,705	281,387	279,460	279,052	9,606
Total liabilities	24,099	39,465	56,264	68,820	77,423	2,665
Stockholders’ equity	190,891	213,240	225,123	210,640	201,629	6,941

	Years Ended December 31,
	2008	2009	2010	2011	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Other Consolidated Data:
R.O.C. GAAP
Cash flow:
Capital expenditure	11,515	17,618	61,323	53,326	52,186	1,796
Cash provided by operating activities	45,251	32,422	53,495	41,654	40,535	1,395
Cash used in investing activities	(11,423)	(19,229)	(57,779)	(55,120)	(49,148)	(1,692)
Cash provided by (used in) financing activities	(34,380)	4,944	(10,174)	9,923	3,588	124
Net increase (decrease) in cash and cash equivalents	889	17,586	(14,882)	(2,201)	(6,477)	(223)
Gross profit margin	13.1%	16.9%	29.2%	18.2%	16.8%	16.8%
Operating profit (loss) margin	(2.2)%	2.0%	17.4%	4.4%	3.0%	3.0%
Net profit (loss) margin	(23.0)%	4.2%	18.9%	9.1%	6.8%	6.8%

Capacity utilization rate (on an actual basis)	70.7%	69.4%	93.7%	78.6%	78.8%	78.8%
Dividends declared per share (6)	1.2	—	0.5	1.11	0.5	0.02

U.S. GAAP
Cash flow:
Capital expenditure	11,515	17,618	61,323	53,326	52,186	1,796
Cash provided by operating activities	44,953	32,422	53,495	41,654	40,535	1,395
Cash used in investing activities	(19,973)	(22,419)	(46,277)	(54,891)	(49,245)	(1,695)
Cash provided by (used in) financing activities	(34,081)	4,944	(10,174)	9,923	3,588	124
Net increase (decrease) in cash and cash equivalents	(7,661)	14,396	(3,379)	(1,971)	(6,574)	(226)
Gross profit margin	11.3%	16.6%	28.9%	18.1%	16.7%	16.7%
Operating profit (loss) margin	(23.2)%	(2.5)%	16.9%	2.2%	0.6%	0.6%
Net profit (loss) margin	(29.9)%	2.8%	18.7%	7.5%	4.4%	4.4%

(1)	Earnings (Losses) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the year.
(2)	Retroactively adjusted for all subsequent stock dividends.
(3)	Diluted securities include convertible bonds and employee stock options, if any.
(4)	The changes to the number of the capital shares primarily caused by the acquisition of treasury stocks, subsequent resale of treasury stocks to employees and exercise of employee stock options, if any.
(5)	Working capital equals current assets minus current liabilities.
(6)	Dividends declared per share are in connection with earnings and accumulated additional paid-in capital.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$29.05 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2012. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00. On April 19, 2012, the noon buying rate was NT$29.77 to US$1.00.

	Average (1)	High	Low	At Period-End
2008	31.51	33.58	29.99	32.76
2009	33.02	35.21	31.95	31.95
2010	31.50	32.43	29.14	29.14
2011	29.38	30.67	28.50	30.27
2012	29.56	30.28	28.96	29.05
October	29.24	29.31	29.15	29.20
November	29.11	29.26	28.96	29.07
December	29.04	29.10	29.00	29.05
2013 (through April 19)	29.57	30.06	28.93	29.77
January	29.10	29.54	28.93	29.54
February	29.63	29.73	29.52	29.67
March	29.74	29.88	29.63	29.81
April (through April 19)	29.91	30.06	29.77	29.77

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Determined by averaging the rates on the last business day of each month during the relevant period for annual periods and the rates on each business day for monthly periods.

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

Risks Related to Our Business and Financial Condition

Any global systemic political, economic and financial crisis or catastrophic natural disasters (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition.

In recent times, several major systemic economic and financial crises and natural disasters negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our goods and services. In addition, these crises may cause a number of indirect effects such as undermining the ability of our customers to remain competitive vis-à-vis the financial and economic challenges created by insolvent countries and companies still struggling to survive in the wake of these crises. For example, there could be in the future knock-on effects from these types of crises on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products; customer insolvencies; and counterparty failures negatively impacting our treasury operations. Any future systemic political, economic or financial crisis or catastrophic natural disaster (as well as the indirect effects flowing from these crises or disasters) could cause revenues for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial condition of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could increase our operating expenses and therefore reduce our operating income and net income. Thus, any future global economic crisis or catastrophic natural disaster (and their indirect effects) could materially and adversely affect our results of operations.

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

Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through internal research and development and alliances with other companies. Although we have an internal research and development team focused on developing new and improved semiconductor manufacturing process technologies, we are also dependent on some of our technology partners to advance certain process technology portfolios. In addition, we currently have patent cross-licensing agreements with several companies, including International Business Machines Corporation, or IBM. Some mask and equipment vendors also supply our technology development teams with masks and equipment needed to develop more advanced processing technologies. If we are unable to continue any of our joint development arrangements, patent cross-licensing agreements and other agreements, on mutually beneficial economic terms, if we re-evaluate the technological and economic benefits of such relationships, if we are unable to enter into new technology alliances and arrangements with other leading and specialty semiconductor companies, or if we fail to secure masks and equipment from our vendors in a timely manner sufficient to support our ongoing technology development, we may be unable to continue providing our customers with leading edge mass-producible process technologies and may, as a result, lose important customers, which would have a materially adverse effect on our businesses, results of operations and financial condition.

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

We may not succeed in our efforts to acquire operations in China.

R.O.C. law prohibits Taiwan entities from investment in mainland China-based semiconductor manufacturers without government approval. Since 2005, we have entered into several transactions to increase our ownership of Hejian Technology (Suzhou) Co., Ltd., or Hejian, a semiconductor manufacturer owning an 8-inch fab in Suzhou, China. Hejian is a fully owned subsidiary of Infoshine Technology Limited, or Infoshine, and Infoshine is a fully owned subsidiary of Best Elite International Limited, or Best Elite. For more information about the transactions with Hejian and its holding companies, Infoshine and Best Elite, please see “Item 4. Information on the Company—A. History and Development of the Company”.

As part of these transactions, we need to obtain approvals from the Investment Commission of the R.O.C. Ministry of Economic Affairs, or the R.O.C. MOEA. Investments made by R.O.C. companies in PRC companies that engage in the semiconductor foundry business are strictly regulated by the R.O.C. government. For example, the investee may only manufacture semiconductor wafers of 8 inches or smaller, and the number of total investment projects in the semiconductor foundry business undertaken by the R.O.C. companies, taken as a whole, is limited by a quota. As of March 31, 2013, our cumulative ownership in Best Elite was 86.88%. While we have received approvals of the Investment Commission, Ministry of Economic Affairs, Executive Yuan for our acquisition of Best Elite’s shares, we cannot assure you that we will be able to continue to receive approvals from the R.O.C. government authorities for further acquisitions or transactions in the future.

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

Our business and the nature of our industry require us to make substantial capital expenditures leading to a high level of fixed costs. The costs of facilities, tools and equipment to make semiconductors with advanced technology continue to rise, with each generation typically significantly more expensive than the larger-in-size more mature technologies which preceded. We expect to incur significant capital expenditures in connection with our growth plans. These capital expenditures will be made in advance of any additional sales to be generated by new or upgraded fabs as a result of these expenditures. Given the fixed-cost nature of our business, we have in the past incurred, and may in the future incur, operating losses if our revenues do not adequately offset our capital expenditures. Additionally, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in:

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

We have been largely dependent on a small number of customers for a substantial portion of our business. In 2012, our top ten customers accounted for 64.5% of our net operating revenues. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our net operating revenues. We cannot assure you that our net operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to, any of these customers could significantly reduce our net operating revenues.

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

Our financial statements are prepared under R.O.C. GAAP, which differ in certain significant respects from U.S. GAAP. For a discussion of these differences, see Note 36 to our audited consolidated financial statements included elsewhere in this annual report. As a result, our net income attributable to us in 2010, 2011 and 2012 under U.S. GAAP was NT$23,616 million, NT$8,746 million and NT$5,055 million (US$174 million), respectively, as compared to net income attributable to us under R.O.C. GAAP of NT$23,899 million, NT$10,610 million and NT$7,819 million (US$269 million) in 2010, 2011 and 2012, respectively.

Starting from January 1, 2013, we will prepare consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) for our future SEC filing. As such, our 2012 consolidated financial statements under IFRSs to be included in our 2013 Form 20-F may be different from the accompanying 2012 consolidated ones prepared based on the R.O.C. GAAP.

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

More than half of our net operating revenues are denominated in currencies other than New Taiwan dollars, primarily in U.S. dollars and Japanese Yen. On the other hand, more than half of our costs of direct labor, raw materials and overhead are incurred in New Taiwan dollars. Although we hedge a portion of the resulting net foreign exchange position through the use of foreign exchange spot transactions, we are still affected by fluctuations in foreign exchange rates among the U.S. dollar, the Japanese Yen, the New Taiwan dollar and other currencies. Any significant fluctuation in exchange rates may impact on our financial condition and the U.S. dollar value of the ADSs and the U.S. dollar value of any cash dividends we distributed, which could have a corresponding effect on the market price of the ADSs.

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

Our ability to maintain our profitability depends, in part, on our ability to:

•

maintain high capacity utilization, which is defined as the ratio of the wafer-out quantity of 8-inch wafer equivalents divided by our estimated total 8- inch equivalent capacity in a specified period. The estimated capacity figures may vary depending upon equipment delivery schedules, pace of migration to more advanced processing technologies and other factors affecting production ramp-ups;

•	maintain or improve our manufacturing yields, which is defined as the percentage of usable devices manufactured on a wafer; and

•	optimize the technology mix of our production by increasing the number of wafers manufactured by utilizing different processing technologies.

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

As is common in the semiconductor industry, we have from time to time experienced difficulties in ramping up production at new or existing facilities or effecting transitions to new manufacturing processes. As a result, we have suffered delays in product deliveries or reduced manufacturing yields. We may encounter similar difficulties in connection with:

•	the migration to more advanced process technologies, such as 45/40 and 28-nanometer and more advanced process technology;

•	the joint development with vendors for more powerful tools (both in production and inspection) needed in the future to meet advanced process technology requirements; and

•	the adoption of new materials in our manufacturing processes.

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

We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of these suppliers’ goods. For example, in 2012, we purchased a majority of our silicon wafers from four makers, Shin-Etsu Handotai Corporation, or Shin-Etsu, Siltronic AG, MEMC Corporation and Sumco Group (including Sumco Corporation and Formosa Sumco Technology Corporation). We may have long-term contracts with most of our suppliers if necessary. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.

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

A substantial portion of our net operating revenues is derived from sales to customers located in countries other than Taiwan, Singapore and Japan where our fabs are located, which accounted for 35.5%, 40.2% and 33.4% in 2010, 2011 and 2012, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan, Singapore and Japan to continue to represent a significant portion of our net operating revenues. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tax laws, import duties and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between Taiwan, Singapore, Japan and these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

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

We, like many R.O.C. technology companies, have benefited from substantial tax incentives provided by the R.O.C. government. In 2012, such incentives resulted in a tax credit in the amount of NT$184 million (US$6 million). Among the incentives broadly enjoyed by R.O.C. technology companies, various tax benefits granted under Chapter 2 and Article 70-1 of the Statute for Upgrading Industries expired on December 31, 2009. Despite the fact that we can still enjoy the five-year tax holidays for the relevant investment plans approved by R.O.C. tax authority before the expiration of the Statute for Upgrading Industries, if more incentives are curtailed or eliminated, our net income attributable to us may decrease.

Our future tax obligations may adversely affect our profitability.

The R.O.C. government enacted the R.O.C. Income Basic Tax Act, also known as the “Minimum Income Tax Statute”, or the Statute, which became effective on January 1, 2006. This Statute imposes an alternative minimum tax, or AMT. The AMT is designed to remedy the current excessive tax incentives for individuals and businesses. The AMT imposed under the Statute is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the Statute. For the purpose of calculating the AMT, the taxable income defined under the Statute includes most income that is exempted from income tax under various legislations, such as those providing tax holidays and investment tax credits. For businesses, the incomes which previously enjoyed tax-exemption privileges under relevant tax regulations, such as the Act for the Establishment and Administration of the Science Parks and the Statute for Upgrading Industries, will be subject to the new AMT system for the calculation of business taxpayers’ aggregate incomes. The AMT rate for business entities was 10% and will increase to 12% commencing from 2013. Under the Statute, a company will be subject to a 12% AMT if its annual taxable income under the Statute exceeds NT$0.5 million. However, the Statute grandfathered certain tax exemptions granted prior to the enactment of the AMT. For example, businesses already qualified for five-year tax holidays and having obtained the applicable permission issued by the competent authority before December 31, 2005 may continue to enjoy tax incentives, and the income exempted thereunder will not to be added to the taxable income for the purpose of calculating the AMT, so long as the construction of their investment projects breaks ground within one year from January 1, 2006 and is completed within three years commencing from the day immediately following their receipts of the applicable permission issued by the competent authority. As the tax exemption periods expire or in the event of an increase in other taxable income subject to the Statute, such AMT Statute may adversely impact our net income after tax.

Compliance with laws such as the US Conflict Minerals Law may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost.

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo or adjoining countries, including: Sudan; Uganda; Rwanda; Burundi; United Republic of Tanzania; Zambia; Angola; Congo; and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. Under present U.S. regulations, we and our customers are required to survey and disclose whether our processes or products use or rely on conflict materials. On August 22, 2012, the U.S. SEC adopted the final rule for disclosing use of conflict minerals that require companies similar to ours to make a report in a type and format similar to Form D to disclose the use of conflict materials on an annual basis on or prior to each May 31, and our first report will be filed by May 31, 2014. In order to comply with the aforementioned rules and regulations promulgated by the U.S. SEC, we will spare no effort to verify with our vendors all relevant factual data and file the required report. Although we expect that we and our vendors will be able to comply with the requirements of any new regulations promulgated by the SEC, there can be no guarantee that we will be able to gather all the information required. In addition, there is increasing public sentiment that companies should avoid using conflict materials from the DRC and adjoining countries. Although we believe our suppliers do not rely on such conflict materials, there can be no guarantee that we will continue to be able to obtain adequate supplies of materials needed in our production from supply chains outside the DRC and adjoining countries. A failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business.

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

Changing statutory accounting principle from R.O.C. GAAP to IFRSs may have a difference adjustment of our stockholder’s equity.

In May 2009, the R.O.C. government announced that listed, over-the-counter and emerging stock companies should adopt International Financial Reporting Standards (“IFRSs”) which is translated and published by Accounting Research and Development Foundation, or ARDF, as the criteria for preparation of financial reports, beginning from January 1, 2013. Compared to our previous reporting standards under R.O.C. GAAP, IFRSs provides for differing reporting requirements with respect to, among others, employee benefits, investment in associate, business combination and measurement of financial instruments, which make a difference adjustment of our stockholder’s equity between IFRSs and R.O.C. GAAP. For significant reconciliation of consolidated balance sheet and consolidated statement of comprehensive income, please refer to Note 34 to our audited consolidated financial statements included elsewhere in this annual report.

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

Non-R.O.C. persons wishing to withdraw shares represented by their ADSs from our ADS program and hold our shares represented by those ADSs are required to, among other things, appoint a local agent or representative with qualifications set forth by the R.O.C. FSC to open a securities trading account with a local brokerage firm, pay R.O.C. taxes, remit funds and exercise stockholders’ rights. In addition, the withdrawing holders are also required to appoint a custodian bank with qualifications set forth by the R.O.C. FSC to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information. Without making this appointment and opening of the accounts, the withdrawing holders would not be able to subsequently sell our shares withdrawn from a depositary receipt facility on the Taiwan Stock Exchange. Under R.O.C. law and regulations, except under limited circumstances, PRC persons are not permitted to withdraw the shares underlying the ADSs or to register as a stockholder of our company. Under the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors promulgated by the R.O.C. Executive Yuan on April 30, 2009, as amended, only qualified domestic institutional investors, or QDIIs and limited entities or individuals, are permitted to withdraw the shares underlying the ADSs, subject to compliance with the withdrawal relevant requirements, and only QDIIs, and limited entities or individuals who meet the qualification requirements set forth therein are permitted to own shares of an R.O.C. company listed for trading on the Taiwan Stock Exchange, provided that among other restrictions generally applicable to investments made by PRC persons, their shareholdings are subject to certain restrictions as set forth in the abovementioned regulations and that such mainland area investors shall apply for a separate approval if their investment, individually or in aggregate, amounts to or exceeds 10 percent of the shares of any R.O.C. listing company.

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

We do not believe that we were a passive foreign investment company, or PFIC, for 2012 and we do not expect to become one in the future, although there can be no assurance in this regard. Based upon the nature of our business activities, we may be classified as a passive foreign investment company for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor.

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

Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange and the economic performance of Taiwan. The Taiwan Stock Exchange is smaller and, as a market, more volatile than the securities markets in the United States and some European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. The Taiwan Stock Exchange is particularly volatile during times of political instability, such as when the relationship between Taiwan and the PRC becomes tense. Moreover, the Taiwan Stock Exchange has experienced disturbance caused by market manipulation, insider trading and payment defaults, and the government of Taiwan has from time to time intervened in the stock market by purchasing stocks listed on the Taiwan Stock Exchange. The recurrence of these or similar events could deteriorate the price and liquidity of our shares and ADSs.

The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which recently have experienced significant price volatility with respect to shares of technology companies. Fluctuation in interest rates and other general economic conditions may also influence the market price of the ADSs.

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

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication, consumer electronics, computer, and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. Percentages of our net wafer sales derived from our products used in communication devices, consumer electronics, computer and other applications were 49.4%, 28.3%, 18.9% and 3.4%, respectively, in 2012.

We focus on the development of leading mass-producible manufacturing process technologies. We were among the first in the foundry industry to go into commercial operation with such advanced capabilities as producing integrated circuits with line widths of 0.25, 0.18, 0.15, 0.13 micron and 90, 65, 45/40, and 28 nanometer. Advanced technologies have enabled electronic products, especially in relation to computer, communication and consumer products, to integrate their functions in new and innovative methods. Networking capabilities have allowed electronic products such as computers, tablets, cell phones, televisions, PDAs, CD-ROMs and digital cameras to communicate with each other to exchange information. More powerful semiconductors are required to drive multimedia functions (e.g. processing visual data) and to resolve network bandwidth issues. At the same time, the trend toward personal electronic devices has resulted in products that are becoming physically smaller and consume less power. Process technology must also shrink the volumes of products aggressively to cater to this trend of integrating multiple functions, reducing the size of components needed for operation and lowering IC power consumption. Dedicated semiconductor foundries need to achieve this process improvement and at the same time develop multiple process technologies to satisfy the varying needs of computer, communication and consumer products. We believe our superior process technologies will enable us to continue to offer our customers significant performance benefits for their products, faster time-to-market production, cost savings and other competitive advantages.

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

Our technology and service have attracted two principal types of foundry industry customers: fabless design companies and integrated device manufacturers. Fabless design companies design, develop and distribute proprietary semiconductor products but do not maintain internal manufacturing capacity. Instead, these companies depend on outside manufacturing sources. Integrated device manufacturers, in contrast, traditionally have integrated internally all functions—manufacturing as well as design, development, sales and distribution.

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Intel Mobile and STMicroelectronics, and leading fabless design companies, such as Xilinx, Broadcom, MediaTek, Realtek and Novatek. In 2012, our company’s top ten customers accounted for 64.5% of our net operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

On March 16, 2011, our Board of Directors proposed an offer to the stockholders of Best Elite International Limited, a British Virgin Islands corporation, or Best Elite, to acquire up to an additional 30% equity interest of Best Elite. Hejian is a wholly owned subsidiary of Infoshine, which is a wholly owned subsidiary of Best Elite. Hejian engages in the semiconductor foundry business and owns an 8- inch fab in Suzhou, China. We received approval from the Investment Commission, Ministry of Economic Affairs, Executive Yuan on November 1, 2011, and as of December 31, 2012, we held a 35.03% equity stake in Best Elite, which included the 15.34% equity stake held by the trustee that was originally offered to us in March 2005, plus an additional 19.69% equity stake that was purchased from shareholders pursuant to the March 2011 offer. In order to further integrate and increase our ownership of Best Elite, on April 25, 2012, our Board of Directors proposed a new offer to the shareholders of Best Elite to acquire up to 64.97% of the shares of Best Elite. We received approval from the Investment Commission, Ministry of Economic Affairs, Executive Yuan on December 21, 2012 and acquired an additional 51.85% of the shares of Best Elite which we purchased through the April 25, 2012 offer. As of March 31, 2013, our cumulative ownership in Best Elite was 86.88%.

We and Alpha Wisdom Limited, or AWL, together held 94.79% of UMCJ shares as of December 31, 2009 and UMCJ then delisted from the Jasdaq Securities Exchange in accordance with its listing rules on March 19, 2010. Since not all of the outstanding equity securities of UMCJ were acquired, we initiated certain squeeze-out procedures as provided in the Japanese Companies Act. Pursuant to such procedures, as of the end of 2010, we, together with AWL, owned 100% of UMCJ. On May 19, 2011, we acquired the remaining shares of UMCJ from AWL, and AWL filed for liquidation on August 30, 2011.

On August 21, 2012, our Board of Directors approved the dissolution and liquidation of UMCJ. We decided to close our foundry operations in Japan to focus on our manufacturing facilities in Taiwan and Singapore and reduce operating expenses. We believe that we can still serve our Japanese customers with our manufacturing capacity in Taiwan and Singapore along with our global logistics and customer service networks.

Please refer to “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources” for a discussion of our capital expenditures in the past three years and the plan for the current year.

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

Operate as a Customer-Driven Foundry. We plan to operate as a customer-driven foundry. The increasing complexity of 40- nanometer and more advanced technologies has impacted the entire chip industry, as ICs can now be designed with greater gate density and higher performance while incorporating the functions of an entire system. These advanced designs have created a new proliferating market of advanced mobile digital devices such as smart phones, which have decreased in size but greatly increased in functionality. We collaborate closely with our customers as well as partners throughout the entire supply chain, including equipment, electronic design automation tool and intellectual property, or IP, vendors to work synergistically toward each customer’s SoC solution. We also possess experience and know-how in system design and architecture to integrate customer designs with advanced process technologies and IP. We believe the result is a higher rate of first-pass silicon success for our SoC solutions. Our customer-driven foundry solutions begin with a common logic-based platform, where designers can choose the process technologies and transistor options that best fit their specific application. From there, technologies such as radio frequency complementary metaloxide-semiconductor, or RF CMOS, and embedded Flash memories can be used to further fine-tune the process for customers’ individual needs. Furthermore, as IP has become critical resources for SoCs, our portfolio includes basic design building blocks as well as more complex IP of optimized portability and cost, developed both internally and by third-party partners. With advanced technology, a broad IP portfolio, system knowledge and advanced 300-millimeter manufacturing, we offer comprehensive solutions that help customers deliver successful results in a timely fashion.

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

Continue to Focus on High Growth Applications and Customers. We believe one measure of a successful foundry company is the quality of its customers. We focus our sales and marketing on customers who are established or emerging leaders in industries with high growth potential. Our customers include industry leaders such as Broadcom, MediaTek, Realtek, Texas Instruments, and Xilinx. We seek to maintain and expand our relationships with these companies. We strive to demonstrate to these customers the superiority and flexibility of our manufacturing, technology and service capabilities and to provide them with production and design assistance. We are also making efforts to further diversify our customer portfolio in order to maintain a balanced exposure to different applications and different customers. We believe these efforts strengthen our relationships with our customers and enhance our reputation in the semiconductor industry as a leading foundry service provider.

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

Maintain Scale and Capacity Capabilities to Meet Customer Requirements, with a Focus on 12-inch Wafer Facilities for Future Expansion. We believe that maintaining our foundry capacity with advanced technology and facilities is critical to the maintenance of our industry leadership. Our production capacity is currently among the largest of all semiconductor foundries in the world. We intend to increase our 12-inch wafer production capacity to meet the needs of our customers and to fully capitalize on the expected growth of our industry. We expect our future capacity expansion plans will focus on 12-inch wafer facilities in order to maintain our technology leadership. 12-inch wafers offer manufacturing advantages over 8-inch wafers due to, among other reasons, the greater number of chips on each wafer and the advantages only offered on newer 12-inch capable equipment. In addition, 12-inch wafer facilities present a more cost-effective solution in achieving an economic scale of production. We intend to carefully monitor current market conditions in order to optimize the timing of our capital spending.

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

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2012.

	Fab 6A	Fab 8A	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 12A	Fab 12i	UMCJ
Commencement of volume production	1989	1995	1998	2000	1998	2000	2000	2002	2004	1996
Estimated full capacity (1)(2)	37,500 wafers per months	68,000 wafers per months	30,000 wafers per months	31,000 wafers per months	37,500 wafers per months	32,500 wafers per months	29,000 wafers per months	52,801 wafers per months	44,782 wafers per months	20,000 wafers per months
Wafer size	6-inch (150mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	8-inch (200mm)	12-inch (300mm)	12-inch (300mm)	8-inch (200mm)

(1)	Measured in stated wafer size.
(2)	The capacity of a fab is determined based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance and expected product mix.

The following table sets forth the size and primary use of our facilities and whether such facilities, including land and buildings, are owned or leased. Our land in the Hsinchu and Tainan Science Parks is leased from the R.O.C. government.

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)

Fab 6A, 10 Innovation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30076, R.O.C.	27,898/34,609 6-inch wafer production	6-inch wafer production	Leased (expires in December 2026)	Owned

Fab 8A, 3, 5 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	43,468/83,699 8-inch wafer production	8-inch wafer production	Leased (expires in March 2014)	Owned

Fab 8C, 6 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	24,678/71,427 8-inch wafer production	8-inch wafer production	Leased (expires in March 2016)	Owned

Fab 8D, 8 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	8,036/29,181 8-inch wafer production	8-inch wafer production	Leased (expires in March 2016)	Owned

Fab 8E, 17 Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	35,000/76,315 8-inch wafer production	8-inch wafer production	Leased (expires in February 2016)	Owned

Fab 8F, 3 Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	24,180/65,736 8-inch wafer production	8-inch wafer production	Leased (expires in February 2018)	Owned

Fab 8S, 16 Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30077, R.O.C.	20,404/65,614 8-inch wafer production	8-inch wafer production	Leased (expires in December 2023)	Owned

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)

Fab 12A, 18, 20 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	113,661/350,597 12-inch wafer production	12-inch wafer production	Leased (expires in November 2030)	Owned

Fab 12i, 3 Pasir Ris Drive 12 Singapore 519528	85,737/142,169 12-inch wafer production	12-inch wafer production	Leased (expires in March 2031)	Owned

UMCJ, 1580, Yamamoto, Tateyama-City, Chiba, Japan	385,650/58,600 8-inch wafer production	8-inch wafer production	83% owned, 17% leased (expires in June 2049)	Owned

United Tower, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	8,818/85,224 Administration office	Administration office	Leased (expires in March 2014)	Owned

Neihu Rd. office, 8F,68.Sec. 1,Neihu Rd., Taipei Taiwan 11493, R.O.C.	626/4,817 Administration office	Administration office	Owned	Owned

Testing Building, 1, Chin-Shan, St. 7, Hsinchu, Taiwan 30080, R.O.C.	10,762/41,318 Leased to several companies	Leased to several companies	Owned	Owned

R&D Building, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	42,000/47,501 Research and development	Research and development	Leased (expires in December 2023)	Owned

Nexpower, No.2, Houke S.Rd., Houli District, Taichung, Taiwan 42152, R.O.C.	94,016/82,699 Solar PV modules production	Solar PV modules production	Leased (expires in December 2026)	Owned

Topcell, No. 1560, Sec. 1 Zhongshan Rd., Guanyin Township,Taoyuan, Taiwan 32852, R.O.C.	16,873/35,643 6-inch cell production	6-inch cell production	Leased (expires in March 2018)	Leased (expires in March 2018)

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

Since the third quarter of 2006, we have begun the mass production of a next-generation 65-nanometer FPGA product, which features a 65% logic capacity increase over previous generation of FPGAs with triple gate oxide and 11 copper metal layers. Our 65/55- nanometer development team is not only independently developing our technologies in-house but is also bringing up customized process technologies to match customer specific needs. Furthermore, our 45/40-nanometer process technologies, which are jointly developed by us and our strategic partners have been in production since the first half of 2009, significantly increasing the competitive advantages of our customers by providing better device performance in a smaller die size. UMC’s 28nm process technology is developed for applications that require the highest performance process technology. In October 2008, we were the first foundry to deliver fully functional 28nm SRAM chips, and have proven in customer silicon the High-k/metal gate solution used for this technology node. UMC’s 28nm progress was also recognized by the industry with the foundry being selected to present at the 2009 IEDM on a hybrid High-k/metal gate approach. Currently, we are already working with several customers to adopt their products on UMC’s 28nm technology.

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab, in 2012, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2010, 2011 and 2012:

	Years of Commencement of Operation	Year ended December 31, 2012 Range of Process Technologies (in microns)	Years Ended December 31,
			2010	2011	2012
			(in thousands of 8-inch wafer equivalents, except percentages
Fab
Fab 6A	1989	0.5	332	303	271
Fab 8A	1995	0.5 to 0.25	816	813	815
Fab 8C	1998	0.35 to 0.13	366	359	360
Fab 8D	2000	0.13 to 0.09	314	364	371
Fab 8E	1998	0.5 to 0.18	410	469	449
Fab 8F	2000	0.18 to 0.13	387	388	389
Fab 8S	2000	0.18 to 0.13	303	307	348
Fab 12A	2002	0.18 to 0.028	842	1,128	1,304
Fab 12i	2004	0.13 to 0.040	1,022	1,192	1,207
UMCJ	1996	0.35 to 0.15	240	240	240
Total estimated capacity	—	—	5,031	5,563	5,754
Total output (actual)	—	—	4,713	4,370	4,533
Average capacity utilization	—	—	93.7%	78.6%	78.8%

The table below sets forth a breakdown of number and percentage of wafer output by process technologies in 2010, 2011 and 2012.

	Years Ended December 31,
	2010		2011		2012
Technology	(in thousands of 8-inch wafer equivalents, except percentages)
40 nanometers and under	65	1.3%	159	3.6%	349	7.7%
65 nanometers	696	14.8	980	22.4	1,296	28.6
90 nanometers	584	12.4	333	7.6	225	5.0
0.13 micron	997	21.2	1,049	24.0	799	17.6
0.15 micron	367	7.8	134	3.1	112	2.5
0.18 micron	611	13.0	510	11.7	432	9.4
0.25 micron	144	3.0	165	3.8	176	3.9
0.35 micron	766	16.3	621	14.2	742	16.4
0.50 micron or higher	483	10.2	419	9.6	402	8.9

Total	4,713	100.0%	4,370	100.0%	4,533	100.0%

Capacity and Utilization

The fabs in Taiwan that we own directly are named Fab 6A, Fab 8A, Fab 8C, Fab 8D, Fab 8E, Fab 8F and Fab 8S, all of which are located in the Hsinchu Science Park in Taiwan, and Fab 12A, which is located in the Tainan Science Park in Taiwan. The fab in Singapore is named Fab 12i. The fab in Japan is named UMCJ.

Our average capacity utilization rate was 93.7% in 2010, 78.6% in 2011, and 78.8% in 2012.

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

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Intel Mobile and STMicroelectronics, and leading fabless design companies, such as Xilinx, Broadcom, MediaTek, Realtek and Novatek. Although we are not dependent on any single customer, a significant portion of our net operating revenues have been generated from sales to a few customers. Our top ten customers accounted for approximately 64.5% of our net operating revenues in 2012. Set forth below is a geographic breakdown of our operating revenues in 2010, 2011 and 2012 by the location of our customers.

	Years Ended December 31,
Region	2010	2011	2012
Taiwan	33.6%	33.1%	36.4%
Singapore	28.8	24.8	27.7
China (includes Hong Kong)	3.4	4.2	5.3
Japan	2.1	1.9	2.5
USA	16.9	17.9	13.3
Others	15.2	18.1	14.8

Total	100.0%	100.0%	100.0%

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. Because we are an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. For 2012, net wafer sales represents 91.1% of our net operating revenue, and excludes revenue from testing, mask and other services. The following table presents the percentages of our net wafer sales by types of customers during the last three years.

	Years Ended December 31,
Customer Type	2010	2011	2012
Fabless design companies	78.1%	75.8%	83.6%
Integrated device manufacturers	21.9	24.2	16.4

Total	100.0%	100.0%	100.0%

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

Intellectual Property

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes and activities. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2012, we held 3,930 U.S. patents and 6,275 patents issued outside of the United States.

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

We have entered into various patent cross-licenses with major technology companies, including a number of leading international semiconductor companies, such as IBM and LSI. Our cross licenses may have different terms and expiry dates. Depending upon our competitive position and strategy, we may or may not renew our cross licenses and further, we may enter into different and/or additional technology and/or intellectual property licenses in the future.

Research and Development

We spent NT$8,740 million, NT$9,395 million and NT$9,787 million (US$337 million) in 2010, 2011, and 2012, respectively, on research and development, which represented 6.9%, 8.0% and 8.5% respectively, of our net operating revenues for these periods. Our research and development efforts are mainly focused on delivering SoC foundry solutions that consist of the world’s leading process technologies, customer support services and manufacturing techniques. These resources provide our foundry customers with improved opportunities to develop SoC products that supply the global market. Our commitment to research and development can be illustrated by our 2012 research and development expenditures, which reached approximately 8.5% of net operating revenues. In June 2007, we completed the construction of a research and development center for nanometer technologies in the Tainan Science Park. The research and development center allows for seamless application of advanced process technology in the research and development phase to the manufacturing phase.

As of March 31, 2013, we employed 1,127 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

Our Investments

Depending on the market conditions, we intend to gradually reduce our investments through exchangeable bond offerings and other measures available to our company.

In December 2009, we issued two tranches of zero coupon exchangeable bonds due 2014. The two exchangeable bond offerings consist of $127.2 million bonds exchangeable into common shares of Unimicron Technology Corporation, or Unimicron, and $80 million bonds exchangeable into common shares of Novatek Microelectronics Corp., Ltd., or Novatek. As of December 31, 2011, no bonds had been exchanged into common shares of Unimicron and Novatek, respectively. As of December 31, 2012, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$43 million into Novatek shares. Gains arising from the exercise of exchange rights during the year ended December 31, 2012 amounted NT$1,522 million (US$52 million) and was recognized as gain on disposal of investment.

In 2010, we sold 96 million common shares of Mega Financial Holding Company for NT$1,903 million.

In 2011, we sold 1 million, 1 million, 6 million, 5 million and 7 million common shares of Maxlinear, Inc., Alpha & Omega Semiconductor Ltd., Coretronic Corp., Epistar Corp., and Davicom Semiconductor , Inc. for NT$330 million, NT$305 million, NT$292 million, NT$277 million and NT$205 million, respectively.

In 2012, we sold 33 million, 10 million, 2 million, 2 million, 5 million and 2 million common shares of Novatek Microelectronics Corp., Epistar Corp., Parade Technologies, Ltd., Sandforce, Inc., Pixart Imaging, Inc. and Simplo Technology Co., Ltd. for NT$3,490 million (US$120 million), NT$671 million (US$23 million), NT$549 million (US$19 million), NT$498 million (US$17 million), NT$448 million (US$15 million) and NT$360 million (US$12 million), respectively.

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

Environmental Protection Aspects:

•	To be an environmentally friendly enterprise characterized by continual improvement with a goal of pollution-free production;

•	To incorporate our environmental management system into the general organizational management system;

•	To take initiatives to reduce waste production and prevent pollution by introducing and developing environmentally friendly technology for design, production and operation;

•	To conserve energy and recycle resources in order to be a model of environmental protection for the international community;

•	To fulfill corporate social responsibilities by playing an active role in public and community affairs to improve and protect the environment; and

•	To educate employees about environmentally sound ethics and practices.

Safety and Health Aspects:

•	To achieve a goal of zero accidents and comply with all applicable safety and regulatory requirements to ensure safety is the top priority for UMC’s sustainable development;

•	To reinforce best safety and health management practice to reach international ESH and risk management standards;

•	To adopt risk control advanced ESH management and rescue technologies to enhance company’s standards;

•	To provide safe work environment and operation through preventive management and audit;

•	To eliminate hazard factors and prevent incidents through each and every ownership of responsibilities in safety and health; and

•	To encourage all employees to actively participate in safety and health training and promotional activities.

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

The following list sets forth some of the important awards that we received in environmental protection, safety and health.

•	Selected as a member of Dow Jones Sustainability Indexes for 5 years since 2008;

•	Awarded “Taiwan Green Classics Award” by Taiwan Ministry of Economic Affairs . (2012);

•	Awarded “Taiwan Corporate Sustainability Report Award” by Taiwan Institute for Sustainable Energy. (2008-2012);

•	Awarded “Enterprises Environmental Award of the Republic of China” by the Environmental Protection Administration of Executive Yuan, R.O.C. (totally 13 times since 2001);

•	Awarded “The Best Participation of Green Procurement for Enterprises” by the Environmental Protection Administration of Executive Yuan, R.O.C.(2012);

•	Awarded “Workplace Safety & Health Performance Awards- Silver Award” by Ministry of Manpower. (2012); and

•	Awarded “Excellent Industrial Safety and Health Executive Organization of Hsinchu Science Park” by The Science Park Administration. (2012).

Climate Change

We hope to contribute to energy saving and carbon reduction through breakthroughs in green technology development and applications and establish our company as a leader in the green technology industry by injecting fresh enthusiasm for sustainable development.

We announced the climate change policy and carbon emission reduction plans on April 22, 2010. The new plans included a reduction of 33% for normalized perfluorinated compounds, or PFC, emissions and 3% for electricity usage by 2012 compared with the base year 2009. Our climate change policies during this post-Kyoto Protocol period includes: (i) achieving carbon neutral status via carbon management, (ii) becoming a comprehensive low-carbon solution provider, and (iii) leveraging corporate resources to cultivate a low-carbon economy.

We were the leader in the foundry industry to complete the replacement of C3F8 with C4F8 in 2011. UMC has made significant progress in reaching the voluntary reduction goals. It was estimated to bring the total relative CO2 emission reduction by approximately 0.55 million tons during 2010 to 2012. Currently, UMC reduces carbon emissions through the following two aspects: 1. UMC continues to implement a greenhouse gas emissions reduction plan to assist customers in establishing a low-carbon supply chain, and 2. UMC continues its research and development in advanced processes to provide low power products and reduce carbon emissions at the consumer level.

We also support timely disclosure of carbon information and ensuring data quality. Since 2006, we have participated in the Carbon Disclosure Project formed by global institutional investors and disclosed our annual greenhouse gas emission volume, reduction goals and results. Moreover, we engage third-party verifiers to ensure the quality of the data. We completed verification on greenhouse gas emission and reduction records during 2000 to 2011 for all of our fabs in Taiwan. We plan to complete the 2012 GHG emissions data verification within this year.

In addition, our environmental efforts include the establishment of our New Business Development Center which promotes a low carbon economy by investing across the entire supply chain of the green technology industry, including renewable energy, solar energy, and new generation LEDs. The New Business Development Center focus its primary investments on the LED and solar energy industries.

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

Our hazards risk management slogans are set forth below:

•	Uniqueness in risk management,

•	Maturity in property loss control; and

•	Continuous improvement in BCP.

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

Besides, we are fully aware of the impact posed by business interruption. We are also devoted in the pursuit of corporate resilience and continuity by committing non-interrupted services to satisfy our valued customers and important stakeholders. In 2011, we announced our Business Continuity Management policy, objective and management organization. In 2012, we follow the most update standard, ISO22301 and established Business Continuity Management System to ensure UMC’s ability to minimize any impact from incidents that may affect operation and to provide resilience to the UMC’s business continuity with minimal loss.

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

C. Organizational Structure

The following list shows our corporate structure as of December 31, 2012:

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2012

UMC Group (USA)	California, U.S.A.	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
TLC Capital Co., Ltd.	Taiwan, R.O.C.	100.00%
UMC New Business Investment Corp.	Taiwan, R.O.C.	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, R.O.C.	100.00%
UMC Japan	Japan	100.00%
UMC Investment (Samoa) Limited	Samoa	100.00%
Unitruth Investment Corp.	Taiwan, R.O.C.	100.00%
UMC Capital (U.S.A)	California, U.S.A.	100.00%
ECP VITA PTE. LTD.	Singapore	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
Tera Energy Development Co., Ltd.	Taiwan, R.O.C.	100.00%
Nexpower Technology Corp.	Taiwan, R.O.C.	57.33%
Wavetek Microelectronics Corporation	Taiwan, R.O.C.	74.69%
Everrich Energy Corp.	Taiwan, R.O.C.	89.38%
Everrich Energy Investment (HK) Limited	China	89.38%
Everrich (Shandong) Energy Co., Ltd.	China	89.38%
Unistars Corp.	Taiwan, R.O.C.	72.04%
Topcell Solar International Co. Ltd.	Taiwan, R.O.C.	69.91%
Smart Energy Enterprises Limited	China	89.38%
Smart Energy ShanDong Corporation	China	89.38%
Wavetek Microelectronics Investment (HK) Limited	China	74.69%
NPT Holding Limited	Samoa	57.33%
NLL Holding Limited	Samoa	57.33%
SOCIALNEX ITALIA 1 S.R.L.	Italy	57.33%
TERA ENERGY USA INC.	U.S.A.	100.00%
UMC (BEIJING) LIMITED	China	100.00%

D. Property, Plants and Equipment

Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared in accordance with R.O.C. GAAP. You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information-D. Risk Factors” or in other parts of this annual report on Form 20-F. R.O.C. GAAP varies in certain significant respects from U.S. GAAP. These differences and their effects on our financial statements are described in Note 36 to our audited consolidated financial statements included in this annual report.

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2012 have been translated into U.S. dollar amounts using US$1.00 = NT$29.05, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2012. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs.

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, revenues varied significantly over this period. It can take several years to plan and construct a fab and bring it to operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs or acquiring existing fabs in response to anticipated demand growth for semiconductors. In addition, after commencement of commercial operations, fabs can increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent a proportional growth in demand, this increase in supply often results in semiconductor manufacturing overcapacity, which has led to a sharp decline in semiconductor prices and significant capacity under-utilization. Our average capacity utilization rate was 93.7%, 78.6% and 78.8% for the years ended December 31, 2010, 2011 and 2012, respectively. We believe that our results in 2010, 2011 and 2012 reflect the ongoing uncertainty in the global economy, conservative corporate information technology spending and low visibility with respect to end market demand.

Pricing

We price our products on either a per die or a per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we in general review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed, fluctuations in our products’ average selling prices historically have had a substantial impact on our margins. Our average selling price decreased approximately 3.2% in 2012 compared to 2011, primarily due to nominal price erosion.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to compete effectively with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2010, 2011 and 2012, approximately 61.5%, 63.8% and 65.7%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate was 93.7%, 78.6% and 78.8% for the years ended December 31, 2010, 2011 and 2012, respectively. Utilization rates were primarily affected by global macroeconomic factors. Other factors affecting utilization rates are efficiency in production facilities, product flow management, the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply and fire or natural disaster.

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

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We began our volume production with 90-nanometer and 65-nanometer technologies in 2004 and 2006, respectively. We started 40-nanometer production in the first half of 2009. These types of technology migration require continuous capital and research and development investment. Because developing and acquiring advanced technologies involve substantial capital investment, we expect to continue to spend a substantial amount of capital on upgrading our technologies and capabilities. We introduced our 28-nanometer technology to customers in 2011 to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size.

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

Investments

Most of our investments were made to improve our market position and for strategy considerations, a significant portion of which are in foundry-related companies including fabless design customers, raw material suppliers and intellectual property vendors. In addition, we also invest in non-foundry-related businesses, such as Cathay Financial Holding Co. Ltd. We have established the New Business Development Center to identify and make strategic investments in high growth industries such as solar and LED.

In recent years many developed and developing countries have listed energy saving and carbon reduction as primary administrative policies to tackle the challenge of potential energy shortages in future. Technologies for renewable energy and energy saving are expected to become a focus in future technology development and the growth of green energy related industries is predictable. On August 24, 2009, our Board of Directors approved the establishment of our New Business Development Center and its 100% owned subsidiary, UMC New Business Investment Corporation. We established the New Business Development Center to capitalize on high growth and high profit in potential industries such as solar, light-emitting diode, LED, and semiconductor through timely strategic investment. Although our revenues from the solar and LED section have been adversely affected by short-term market conditions, we believe that the long-term potential of solar and LED sectors still appears promising. We believe that these two sectors have great potential for growth and have invested an additional NT$3 billion to our UMC New Business Investment Corporation in 2011 that was allocated to research and development and capital expenditures for the solar and LED sectors. However, the solar and LED markets were adversely affected by over-supply in 2012, so we focused on improving the operational efficiency of our subsidiaries instead of making additional investments into these subsidiaries. We continue to remain committed to further developing our investments in the solar and LED sectors and believe that such investments will position us well for future growth.

We have from time to time disposed of investments for financial, strategic or other purposes in recent years. See “Item 4. Information on the Company—B. Business Overview—Our Investments” for a description of our investments.

Treasury Share Programs

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. In 2010, 2011, and 2012, we purchased an aggregate of 300 million, nil and nil, respectively, of our shares under these plans. From February 3, 2010 to April 2, 2010, we purchased 300 million of our shares at an average price of NT$16.15 per share to transfer to employees. In addition, on March 13, 2013, the Board of Directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$7.80 and NT$16.90 per share during the period from March 14, 2013 to May 13, 2013 to transfer to employees.

Critical Accounting Policies

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included in the annual report, which have been prepared in accordance with R.O.C. GAAP, which varies in certain respects from U.S. GAAP. These differences and their effects on our financial statements are described in Note 36 to our audited consolidated financial statements included elsewhere in this annual report. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis and base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Inventory

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and subsequently adjusted to costs using the weighted-average method at the end of each month. The cost of work in progress and finished goods comprises raw materials, direct labor, other direct costs and related production overheads. Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Cost associated with underutilization of capacity is expensed as incurred.

Inventories are valued at the lower of cost and net realizable value item by item. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Net realizable value of the Company’s work in progress and finished goods is measured at the contractual sales price less predictable costs of completion, while that of the raw materials is the replacement cost by purchase. Costs of completion include direct labor and overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, supplies, utilities and royalties that is expected to be incurred at normal production level. The Company estimates normal production level taking into account the loss of capacity resulting from planned maintenance, based on historical experience and current production capacity.

Inventories are reduced for the estimated losses arising from excess, obsolescence, and the decline in value. This reduction is determined by estimating market value based on future customer demand. The losses on inventory obsolescence are recorded as a part of cost of sales.

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

Due to our asset usage model and the interchangeable nature of our semiconductor manufacturing capacity, we must make subjective judgments and estimates in determining the independent cash flows that can be related to specific asset groups, including the service potential of long-lived assets through its estimated useful life, cash flow generating capacity, physical output capacity, potential fluctuation of economic cycle in the semiconductor industry and our operating situation.

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

We also hold certain freestanding derivative instruments such as interest rate swap and forward contracts, which are fair valued at each reporting period end. The fair values of these instruments are determined using market established valuation techniques, which involve certain key inputs such as the expected interest forward rate, expected volatility in interest rates, and spot exchange rate. Any change in such key inputs could materially impact the determination of fair value of these derivative instruments.

Employee Stock Options

Under R.O.C. GAAP, for stock options granted to our employees, we recognize compensation cost using the Black-Scholes option- pricing model in accordance with R.O.C. SFAS No. 39 “Accounting for Share-Based Payment”, or R.O.C. SFAS 39. The Black-Scholes option-pricing model requires the use of input assumptions, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. We applied the historical realized volatility, which calculates volatility based on the historical stock price volatility over the time period equal to the expected term of the employee stock option, in estimating expected volatility because our shares have been publicly traded for a long time. We determined the expected term based on historical stock option exercise data and we used the historical pattern of dividend yield for estimating the expected dividend of the underlying employee stock options. For entities based in jurisdictions outside the United States, the risk-free interest rate is the implied yield of zero-coupon government bonds currently available in the market in which the shares are primarily traded. Hence, we use the average yield of Taiwan Government Bond with the remaining term similar to the expected option term as the risk-free interest rate. We adjust employee stock option expenses on an annual basis for changes in expected forfeitures based on the examination of latest employee stock option forfeiture activity. The effect of adjusting the forfeiture rate used for expense amortization is recognized in the corresponding period in which the expected forfeiture rate is changed.

Transition to IFRSs in 2013

Starting from January 1, 2013, we will prepare consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) for our future SEC filing. Our transition date to IFRSs is January 1, 2012. As such, our 2012 consolidated financial statements under IFRSs to be included in our 2013 Form 20-F may be different from the accompanying 2012 consolidated ones prepared based on the R.O.C. GAAP.

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

Our total depreciation expenses were NT$29,951 million, NT$31,915 million and NT$35,011 million (US$1,205 million) in 2010, 2011 and 2012, respectively.

Operating Expenses

Our operating expenses consist of the following:

•

Sales and marketing expenses. Sales and marketing expenses consist primarily of intellectual property development expenses, salaries and related personnel expenses, wafer sample expenses and related marketing expenses. Wafer samples are actual silicon samples of our customers’ early design ideas made with our most advanced processes and provided to those customers;

•

General and administrative expenses. General and administrative expenses consist primarily of salaries for our administrative, finance and human resource personnel, fees for professional services, and cost of computer and communication systems to support our operations; and

•

Research and development expenses. Research and development expenses consist primarily of research testing related expenses, salaries and related personnel expenses and depreciation on the equipment used for our research and development.

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

•	gain on disposal of property, plant and equipment;

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

Taxation

Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of four or five years following each such capital increase. This tax exemption resulted in tax savings of approximately NT$990 million, NT$292 million and NT$55 million (US$2 million) in 2010, 2011 and 2012, respectively. Our tax rate was 17% in 2012, the same rate applicable to companies outside the Hsinchu Science Park, and the statutory tax rate was changed from 25% to 17% effective January 1, 2010.

We also benefit from other tax incentives generally available to technology companies in Taiwan, including tax credits applicable against corporate income tax that range from 30% to 50% of the amount of certain research and development and employee training expenses and 5% to 20% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately NT$947 million, NT$301 million and NT$343 million (US$12 million) in 2010, 2011 and 2012, respectively.

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$1,606 million, NT$913 million and NT$2,129 million (US$73 million) of tax expenses in 2010, 2011 and 2012, respectively. Our effective income tax rate in 2012 was 26.60%.

In 1997, the R.O.C. Income Tax Law was amended to integrate corporate income tax and stockholder dividend tax to eliminate the double taxation effect for resident stockholders of Taiwan companies. Under the amendment, all retained earnings generated from January 1, 1998 and not distributed to stockholders as dividends in the following year will be assessed a 10% retained earnings tax.

See “Item 10. Additional Information-E. R.O.C. Tax Considerations-Dividends”. As a result, if we do not distribute all of our annual retained earnings generated beginning January 1, 1998 as either cash and/or stock dividends in the following year, these earnings will be subject to the 10% retained earnings tax. In addition, the R.O.C. government enacted the R.O.C. Income Basic Tax Act, also known as the “Minimum Income Tax Statute”, or the Statute, which became effective on January 1, 2006 and imposes an alternative minimum tax, or AMT. The AMT imposed under the Statute is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the Statute. In accordance with the Statute, a company will be subject to a 10% AMT if its annual taxable income under the Statute exceeds NT$2 million. According to R.O.C. “Minimum Income Tax Statute” amended on August 8, 2012, effective January 1, 2013, the statutory tax rate was increased form 10% to 12%, if its annual taxable income under the Statute exceeds NT$0.5 million.

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2010	2011	2012
Net operating revenues	100.0%	100.0%	100%
Cost of goods sold	(70.8)	(81.8)	(83.2)

Gross profit	29.2	18.2	16.8
Operating expenses:
Sales and marketing	(2.0)	(2.9)	(2.4)
General and administrative	(2.9)	(2.9)	(2.9)
Research and development	(6.9)	(8.0)	(8.5)

Operating income	17.4	4.4	3.0
Net non-operating income	2.7	3.6	3.9

Income before income tax and minority interests	20.1	8.0	6.9
Income tax expense	(1.3)	(0.7)	(1.8)

Extraordinary gain	0.1	—	—
Net income	18.9	7.3	5.1

Attributable to:
the Company	18.9	9.1	6.8
minority interests	(0.0)	(1.8)	(1.7)

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net operating revenues. Net operating revenues decreased by 0.9% from NT$116,703 million in 2011 to NT$115,675 million (US$3,982 million) in 2012 primarily due to the decrease in average selling price.

Cost of goods sold. Cost of goods sold increased by 0.9% from NT$95,417 million in 2011 to NT$96,263 million (US$3,314 million) in 2012 primarily due to the increase in fixed costs, such as depreciation expenses and electricity prices.

Gross profit and gross margin. Gross margin decreased from 18.2% in 2011 to 16.8% in 2012 primarily due to the decrease in average selling price.

Operating income and operating margin. Operating income decreased from NT$5,180 million in 2011 to NT$3,505 million (US$121 million) in 2012. Our operating margin decreased from 4.4% in 2011 to 3.0% in 2012. The decrease in operating margin is largely due to the decrease in gross margin. Operating expenses decreased by 1.2% from NT$16,106 million in 2011 to NT$15,907 million (US$547 million) in 2012.

Sales and marketing expenses. Our sales and marketing expenses decreased by 18.4% from NT$3,369 million in 2011 to NT$2,749 million (US$94 million) in 2012. The decrease in sales and marketing expenses was mainly due to a decrease in sample expenses and bad debt expenses. Our sales and marketing expenses as a percentage of our net operating revenues decreased from 2.9% in 2011 to 2.4% in 2012.

General and administrative expenses. Our general and administrative expenses increased by 0.9% from NT$3,342 million in 2011 to NT$3,371 million (US$116 million) in 2012 primarily as a result of an increase in personnel expenses. Our general and administrative expenses as a percentage of our net operating revenues was equal to 2.9% in 2011 and 2012, respectively.

Research and development expenses. Our research and development expenses increased by 4.2% from NT$9,395 million in 2011 to NT$9,787 million (US$337 million) in 2012. The increase in research and development expenses resulted primarily from an increase in computer usage expenses and mask expenses. Our research and development expenses as a percentage of our net operating revenues increased from 8.0% in 2011 to 8.5% in 2012.

Net non-operating income. Net non-operating income increased by 7.1% from income of NT$4,200 million in 2011 to NT$4,498 million (US$154 million) in 2012, mainly due to an increase in gain on disposal of investments from NT$1,688 million in 2011 to NT$5,346 million (US$184 million) in 2012, offset by an increase in loss on valuation of financial liabilities from gain of NT$1,341 million in 2011 to loss of NT$667 million (US$23 million) in 2012 and a decrease in other income from NT$2,055 million in 2011 to NT$815 million (US$28 million) in 2012.

Net income attributable to the Company. Due to the factors described above, our net income decreased by 26.3% from NT$10,610 million in 2011 compared to NT$7,819 million (US$269 million) in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net operating revenues. Net operating revenues decreased by 7.7% from NT$126,442 million in 2010 to NT$116,703 million in 2011 primarily due to a decrease in volume of products shipped.

Cost of goods sold. Cost of goods sold increased by 6.6% from NT$89,518 million in 2010 to NT$95,417 million in 2011 primarily due to the decrease of the utilization rate from 93.7% in 2010 to 78.6% in 2011 as a result of decreased customer demand.

Gross profit and gross margin. Gross margin decreased from 29.2% in 2010 to 18.2% in 2011 primarily due to the lower utilization rate in 2011.

Operating income and operating margin. Operating income decreased from NT$22,020 million in 2010 to NT$5,180 million in 2011. Our operating margin decreased from 17.4% in 2010 to 4.4% in 2011. The decrease in operating margin is largely due to a decrease in gross margin. Operating expenses increased by 8.1% from NT$14,904 million in 2010 to NT$16,106 million in 2011.

Sales and marketing expenses. Our sales and marketing expenses increased by 31.3% from NT$2,566 million in 2010 to NT$3,369 million in 2011. The increase in sales and marketing expenses was mainly due to an increase in sample expenses and bad debt expenses. Our sales and marketing expenses as a percentage of our net operating revenues increased slightly from 2.0% in 2010 to 2.9% in 2011.

General and administrative expenses. Our general and administrative expenses decreased by 7.1% from NT$3,598 million in 2010 to NT$3,342 million in 2011 primarily as a result of a decrease in personnel expenses. Our general and administrative expenses as a percentage of our net operating revenues was equal to 2.9% in 2010 and 2011, respectively.

Research and development expenses. Our research and development expenses increased by 7.5% from NT$8,740 million in 2010 to NT$9,395 million in 2011. The increase in research and development expenses resulted primarily from an increase in research and development wafer expenses and mask expenses. Our research and development expenses as a percentage of our net operating revenues increased from 6.9% in 2010 to 8.0% in 2011.

Net non-operating income. Net non-operating income increased by 24.9% from income of NT$3,364 million in 2010 to NT$4,200 million in 2011, mainly due to an increase in gain on valuation of financial liabilities from loss of NT$(665) million in 2010 to gain of NT$1,341 million in 2011, an increase in other income from NT$1,019 million in 2010 to NT$2,055 million in 2011 and an increase in impairment loss from NT$114 million in 2010 to NT$2,246 million in 2011.

Net income attributable to the Company. Due to the factors described above, we incurred a net income of NT$23,899 million in 2010, compared with a net income of NT$10,610 million in 2011.

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

We have financed our capital expenditure requirements in recent years with cash flows from operations as well as from bank borrowings, the issuance of bonds and equity-linked securities denominated in NT dollars and U.S. dollars. We incurred capital expenditures of NT$61,323 million, NT$53,326 million and NT$52,186 million (US$1,796 million) in 2010, 2011 and 2012, respectively, requiring a significant amount of funding from financing activities. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows. Cash flows significantly exceed operating income, reflecting the significant non-cash depreciation expense. We generated cash flows from operations of NT$53,495 million and NT$41,654 million and NT$40,535 million (US$1,395million) in 2010, 2011 and 2012, respectively.

On May 24, 2011, we issued US$500 million aggregate principal amount of currency linked zero coupon convertible bonds due 2016. Each bond, at the option of the holder, will be convertible into our ADS. The proceeds of this offering will be used for purchasing machinery and equipment. As of December 31, 2011 and 2012, no bonds had been converted into our ADS, and we have repurchased and cancelled US$64 million and US$5 million principal amount of these bonds in the open market transactions for the years ended December 31, 2011 and 2012, respectively.

In early June, 2012, we issued five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.43%, and the principal will be repayable in June 2017 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.63%, and the principal will be repayable in June 2019 upon maturity. The proceeds of this offering will be used for purchasing machinery and equipment. As of December 31, 2012, NT$10 billion aggregate principal amount of these bonds were outstanding.

In mid March, 2013, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.35%, and the principal will be repayable in March 2018 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.50%, and the principal will be repayable in March 2020 upon maturity. The proceeds of this offering will be used for purchasing machinery and equipment.

As of December 31, 2012, we had NT$42,593 million (US$1,466 million) of cash and cash equivalents and NT$656 million (US$23 million) of FVTPL, current. Cash equivalents included reverse repurchase agreements collateralized by government bonds, or other highly secure assets for short-term liquidity management. These agreements bore interest rates ranging from 0.25% to 0.41%; 0.45% to 0.62%; and 0.46% to 0.60% in 2010, 2011 and 2012, respectively. The terms of these agreements were typically less than two weeks. As of December 31, 2010, 2011, and 2012, we held reverse repurchase agreements in the amount of NT$3,757 million, NT$3,532 million and NT$4,585 million (US$158 million), respectively.

We believe that our working capital, cash flow from operations and unused lines of credit are sufficient for our present requirements.

At our 2012 annual general meeting, our stockholders authorized the Board to raise capital from private placement, through issuing instruments such as common shares, depositary receipts (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and our needs. The amount of shares issued or convertible is proposed to be no more than 10% of our total shares issued (i.e., no more than 1,292,640,716 shares). According to Item 6, Article 43-6 of the R.O.C. Security and Exchange Act, any private placement of our shares must be conducted separately within one year after approval at the annual general meeting of stockholders. The approval to conduct a private placement of our shares will expire on June 11, 2013. Considering market conditions, the Board has resolved to terminate any plans for a private placement of our shares under the 2012 general meeting authorization..

Operating Activities

Our operating activities generated cash of NT$40,535 million (US$1,395 million) in 2012. Cash generated from our operating activities for 2012 significantly exceeded net income due to the add-back of non-cash items, such as depreciation and amortization in the amount of NT$35,738 million (US$1,230 million). Cash generated by operating activities decreased from NT$41,654 million in 2011 to NT$40,535 million (US$1,395 million) in 2012, primarily due to a decrease in cash collected from our customers.

Investment Activities

Net cash used in our investment activities was NT$49,148 million (US$1,692 million) in 2012. In 2012, we used cash of NT$52,186 million (US$1,796 million) to purchase equipment primarily used at our fabs. This was offset by the net cash provided by acquisition and disposal of available-for-sale financial assets of NT$4,288 million (US$148 million).

Financing Activities

Net cash provided by our financing activities was NT$3,588 million (US$124 million) in 2012. We drew down bank loans of NT$13,518 million (US$465 million), issued domestic bonds of NT$10,000 million (US$344 million), paid cash dividends of NT$6,316 million (US$217 million) and repaid long-term loans of NT$13,942 million (US$480 million).

We had NT$5,773 million (US$199 million) outstanding short-term loans as of December 31, 2012. We had total availability under existing short-term lines of credit of NT$8,293 million (US$285 million) as of December 31, 2012.

We had bonds payable of NT$26,224 million (US$903 million) in the aggregate as of December 31, 2012.

As of December 31, 2012, our outstanding long-term debts primarily consisted of NT$463 million unsecured and NT$1,618 million secured long-term bank loans due in 2013, NT$600 million secured long-term bank loans due in 2014, NT$3,692 million unsecured and NT$1,293 million secured long-term bank loans due in 2015, NT$3,500 million unsecured and NT$2,447 million secured long-term bank loans due in 2016, and NT$1,000 million unsecured and NT$208 million secured long-term bank loans due in 2017. The interest rates of our long-term bank loans range from 1.24% to 2.51%.

As of December 31, 2012, the current portion of bonds due within one year was NT$4,292 million (US$148 million), and the current portion of long-term bank loans due within one year was NT$4,595 million (US$158 million).

Capital Expenditures

We have continued to expand our manufacturing capacity, especially our 40 nanometer and 28 nanometer technology processes. As a result, our capital expenditures have been used for expanding our factory space and purchasing equipment for both research and development and production purposes. We have entered into several construction contracts for the expansion of our factory space in both Taiwan and Singapore. As of December 31, 2012, these construction contracts amounted to NT$7,810 million (US$269 million) with an unaccrued portion of the contracts of NT$4,722 million (US$163 million). In 2011 and 2012, we spent approximately NT$53,326 million and NT$52,186 million (US$1,796 million), respectively, primarily to purchase equipment for research and development and production purposes.

We continue to maintain high levels of capital expenditures as we believe there are promising opportunities for 28 – nanometer and 40 – nanometer technologies. We continue to devote most of our capital expenditure to improvement of advanced technology within 12-inch fabs. We will focus on our addressable markets (i.e., 40 & 28 – nanometer) and continue to build up our production capacity. We believe our 28—nanometer technology progress will propel our advanced process growth, strengthen our future competitiveness, and enhance our portfolio of comprehensive foundry solutions available to our customers.

We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure requirements at least through the end of 2013. Due to rapid changes in technology in the semiconductor industry, however, we have frequent demand for investment in new manufacturing technologies. We cannot assure you that we will be able to raise additional capital, should that become necessary, on terms acceptable to us, or at all. If financing is not available on terms acceptable to us, management intends to reduce expenditures so as to delay the need for additional financing. To the extent that we do not generate sufficient cash flows from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings to finance our working capital needs or our future expansion plans. The sale of additional equity or equity-linked securities may result in additional dilution to our stockholders. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our products and change in our product mix, which in turn may be adversely affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the average selling prices of our products. The average selling prices of our products have been subjected to downward pressure in the past and are reasonably likely to be subject to further downward pressure in the future. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

Transactions with Related Parties

Our transactions with related parties have been conducted on arm’s-length terms. See “Item 7. Major Stockholders and Related Party Transactions-B. Related Party Transactions” and Note 27 to our audited consolidated financial statements included in this annual report.

Inflation/Deflation

We do not believe that inflation in the R.O.C. has had a material impact on our results of operations.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differs in certain significant respects from U.S. GAAP. Such differences include methods for measuring the amounts shown in the financial statements and additional disclosures required by U.S. GAAP. Note 36 to our audited financial statements, included in this annual report, provides a discussion and quantification of the differences between R.O.C. GAAP and U.S. GAAP as they related to us. We provide a summary of material differences included therein below.

The following table sets forth a comparison of our net income and stockholders’ equity in accordance with R.O.C. GAAP and U.S. GAAP for the periods indicated.

	Years Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in millions)
Consolidated net income
Consolidated net income, R.O.C. GAAP	23,846	8,467	5,874	202
U.S. GAAP adjustments
Compensation	(397)	(106)	(10)	—
Equity investees	(42)	(11)	3	—
Investments in debt and equity securities	(234)	(210)	(1,957)	(67)
Convertible bond liabilities	—	21	27	1
Goodwill and business combinations	452	(1,308)	—	—
Treasury stock and related disposal	(81)	(179)	(80)	(3)
Capital reduction and return from foreign operation	—	—	(233)	(8)
Tax effect of U.S. GAAP adjustments	—	(69)	(515)	(18)

Consolidated net income, U.S. GAAP	23,544	6,605	3,109	107

Stockholders’ equity
Stockholders’ equity, R.O.C. GAAP	225,136	212,125	205,021	7,058
Compensation	32	4	1	—
Equity investees	(142)	(261)	131	4
Investments in debt and equity securities	1,765	1,669	(247)	(8)
Convertible bond liabilities	—	(522)	(489)	(17)
Goodwill and business combinations	1,301	(8)	(8)	—
Treasury stock and related disposal	(2,624)	(2,044)	(1,883)	(65)
Pension	(345)	(254)	(722)	(25)
Tax effect of U.S. GAAP adjustments	—	(69)	(175)	(6)

Stockholders’ equity, U.S. GAAP	225,123	210,640	201,629	6,941

The differences between R.O.C. GAAP and U.S. GAAP that have a material effect on our net income and stockholders’ equity under R.O.C. GAAP were described as follows:

Compensation expenses

Pursuant to our articles of incorporation, we are required, under certain circumstances, to distribute a certain percentage of unappropriated earnings as employee bonus and remuneration to directors. Please refer to “Item 10. Additional Information-B. Memorandum and Articles of Association-Dividends and Distributions”. Remuneration to directors is settled in cash. Our Articles of Incorporation specifies that employee bonus can be settled in cash or shares or a combination of both. Under both R.O.C. and U.S. GAAP, employee bonus is charged to compensation expense and accrued based on management’s estimate. The employee bonus is initially accrued during the current year based on management’s estimate according to our Article of Association with adjustment in the subsequent year after stockholders’ approval. Compensation expense relating to stock bonus is determined based on the fair market value of our common stock on the grant date. According to the R.O.C. ARDF Interpretation 96-052, “Accounting for Employee Bonus and Remunerations to Directors and Supervisors”, compensation expense relating to stock bonus is determined based on the fair value of our common stock at the date before the stockholders’ meeting. Under U.S. GAAP, compensation expense relating to stock bonus is measured at the fair market value on the date of stock distribution.

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

Investments in debt and equity securities

Under R.O.C. GAAP, investment in restricted stock, for which sale is restricted by governmental or contractual requirement is accounted for as an available-for-sale security, or a cost method investment and its fair value should be adjusted for the effect of restriction. Under U.S. GAAP, however, a restricted investment with restricted period over one year does not meet the definition of an equity security with readily determinable fair value, and therefore, it is accounted for as a cost method investment. In 2011, certain investments were reclassified from cost method investment under R.O.C. GAAP to available-for-sale securities under U.S. GAAP as the restricted period of these investments terminates within one year from the reporting date. These restricted investments were also classified as available-for-sale securities under R.O.C. GAAP at December 31, 2012, because the restriction expired in 2012.

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

Our ownership interest in a subsidiary or equity investee may change, for example, (1) when an equity investee or a subsidiary issues additional shares and we subscribe for these shares at a percentage higher or lower than its current ownership percentage in the equity investees or subsidiaries, (2) when the employees of our subsidiaries or equity investees exercise their stock options, or (3) when the convertible bondholders of our subsidiaries or equity investees exercise their conversion rights. Under R.O.C. GAAP, the change in our proportionate share in the net assets of our equity investees or subsidiaries resulting from the issuance of additional shares of the investee’s stock, at the rate not proportionate to our existing equity ownership in such investees, is recorded to the additional paid-in capital and long-term investments account for an equity method investee, or noncontrolling interest for a subsidiary. Under U.S. GAAP, pursuant to ASC 810-10-45, Changes in a Parent’s Ownership Interest in a Subsidiary, a change in our ownership interest while the Company retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Nevertheless, a dilution of ownership interest in an equity-method investee is recognized as a gain or loss, while an increase of ownership interest is accounted for as additional acquisition interest in an equity method investee, with the difference between the total cost of the additional investment and the proportionate share of the fair value of net assets treated as equity method goodwill.

In June 2010, we acquired additional ownership interests in one of our subsidiaries. Under R.O.C. GAAP, the acquisition was accounted for using the purchase method of accounting. However, under U.S. GAAP, the acquisition was accounted for as an equity transaction. The difference between the fair value of the consideration paid and the book value of the noncontrolling interests is adjusted against stockholders’ equity.

In June 2010, a non-affiliated company invested for newly issued shares of one of our consolidated entities, reducing our ownership interest from 100% to 50%. Due to this transaction, we jointly controlled the entity and accounted for the entity as a joint venture. Under R.O.C. GAAP, the reduction of equity interest is adjusted against additional paid-in capital. However, under U.S. GAAP, we accounted for the transaction as a deconsolidation of a subsidiary and remeasured the remaining holding interests by recognizing a loss in net income attributable to us.

Under R.O.C. GAAP, if the carrying amount of non-current asset or disposal group will be recovered principally through sale rather than through continuing use and the asset or disposal group meets the criteria to be available for immediate sale in its present condition subject only to terms that are usual and customary for a sale and the sale is highly probable, the asset or disposal group would be classified as held-for-sale asset measured at the lower of carrying amount and fair value less costs to sell and separately presented in the balance sheet. For the sale to be highly probable, the management must be committed to a plan to sell the asset completely within one year, and the asset must be actively marketed for sale at a price that is reasonable compared to its current fair value. Equity-method investment shall be classified as held-for-sale asset if it meets all the above criteria. Under U.S. GAAP, ASC 360-10 Property, Plant, and Equipment, the criteria to classify long-lived asset or disposal group to held-for-sale asset is similar to R.O.C. GAAP. However, ASC 360-10 does not apply to financial instruments including investments in equity securities accounted for under the cost or equity method. As such, equity method investments are not classified as held-for-sale assets but shall continue to be accounted for under equity method until the significance influence is lost. In 2012, there is reclassification between R.O.C. GAAP and U.S. GAAP of one of our equity-method investments based on the above difference. The proportional equity pick up from the equity investment was insignificant for the year ended December 31, 2012.

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

Under U.S. GAAP, however, equity-method accounting generally applies only to investments in common stock and in-substance common stock that give the investor the ability to exercise significant influence over operating and financial policies of an investee. Unless when the investment in common stock and in-substance common stock is reduced to zero, at which time the Company’s other forms of investment, including preferred shares, may be required to report losses up to the Company’s investment carrying amount. Pursuant to ASC 323-10-15-13, in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. An investor shall consider all of the characteristics of the securities: subordination, risks and rewards of ownership and obligation to transfer value, when determining whether an investment in an entity is substantially similar to an investment in the entity’s common stock.

In December 2011, after considering all the above mentioned characteristics, we conclude that our investment in an investee’s preferred shares is not in-substance common stock. Therefore, under U.S. GAAP the investment of preferred shares was reclassified from long-term investment accounted for under the equity method to financial assets measured at cost. We also reversed the effects of the pro rata reduction for the bargain purchase recognized, and recognized an equity-method goodwill as a component of the equity-method investment balance for our investment in common stocks. Additionally, we reversed the investment gain from the preferred shares recognized under R.O.C. GAAP.

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

Under U.S. GAAP, in a business combination achieved in stages, the acquirer shall re-measure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss. The acquirer shall recognize goodwill as of the acquisition date measured as the excess of (a) the aggregate of: (i) the consideration transferred, (ii) the fair value of any non-controlling interest in the acquiree, and (iii) the fair value of any previously held equity interest in the acquiree; over (b) the fair value of identifiable assets acquired and the liabilities assumed on the acquisition date; or gain on bargain purchase in which the amount as the excess of (b) exceeds the aggregate of the amounts specified in (a), after performing required reassessment of measurement procedures. Goodwill is not amortized and is subject to an annual impairment test or more frequently when events and circumstances indicate a possible impairment may exist. The first step of the impairment test is to compare the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is to compare the implied fair value of the reporting unit goodwill with its carrying value. If the carrying amount of goodwill exceeds its fair value, the excess is recognized as impairment loss on the consolidated statements of income. Impairment of goodwill cannot be subsequently reversed.

On November 30, 2010, we acquired additional stocks issued by one of our equity investee, which increased our ownership interest from 45.79% to 57.67%. Prior to the acquisition date, we accounted for its 45.79% interest as an equity-method investment. As a result of the acquisition, we obtained control over the acquiree and the results of the acquiree’s operations have been included in the consolidated financial statements since that date.

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

In September 2011, due to operating profits and cash flows were lower than expected since November 2010, given sharp deterioration in market condition, the acquiree determined some of its long lived assets were impaired pursuant to ASC360. The impairment loss also served as an indicator that goodwill might also be impaired. Accordingly, we conducted a two-step process to identify and measure the amount of impairment loss, if any. As the carrying amount of the subsidiary exceeded its fair value which was estimated by using the discounted cash flow based on earnings forecasts, its goodwill was considered to be impaired. To calculate the implied fair value of goodwill, we allocated the fair value to each asset and liability account as described in Note 36(7) of our audited financial statements. The excess of the reporting unit’s fair value over the total amounts allocated to each asset (except goodwill) and liability account would be the implied fair value of goodwill. As the carrying amount exceeded the implied fair value of the subsidiary’s goodwill, we recognized a goodwill impairment loss of in 2011 under U.S. GAAP. While the impairment assessment resulted in a full write down of goodwill under both R.O.C. GAAP and U.S. GAAP, the amount of the charge was different due to the difference in carrying values of goodwill under each GAAP.

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

Impairment of long-lived assets (excluding goodwill and other indefinite lived assets)

Under R.O.C. GAAP and U.S. GAAP, long-lived assets are evaluated for impairment at each balance sheet date or whenever events and changes in circumstances indicate that an asset or asset group may be impaired and the carrying amounts of these assets may not be recoverable. Under R.O.C. GAAP, the Company determines whether an asset is impaired by comparing the carrying amount to its recoverable amount, which is the higher of the asset’s fair value less costs to sell or the value in use determined by the future discounted cash flows to be generated by the asset and recognize an impairment loss, if any, to the extent that its carrying amount exceeds its recoverable amount.

Under U.S. GAAP, pursuant to ASC 360, a two-step impairment test is required if impairment is indicated and the measurement model is as follows:

1. The carrying amount is first compared with the undiscounted cash flows. If the carrying amount is lower than the undiscounted cash flows, no impairment loss is recognized.

2. If the carrying amount is higher than the undiscounted cash flows, an impairment loss in measured as the difference between the carrying amount and fair value.

In 2011 and 2012, given the sharp deterioration in market condition, two of our subsidiaries had lower expected operating profits and cash flows and revised its earnings forecast for the next five years and determined that some of its long lived assets were impaired pursuant to ASC360. While the impairment assessment resulted in a adjusted carrying amount as fair value of long-lived assets under both R.O.C. GAAP and U.S. GAAP, the amount of the charge was different due to the difference in carrying values of long-lived assets under each GAAP as described in Note 36(3) for difference in application of equity accounting.

Additionally, under R.O.C. GAAP, for previously recognized losses, if there is evidence that impairment losses recognized no longer exists or has diminished, and the recoverable amount of the long-lived assets increase because of an increase in the assets’ estimated service potential, the losses may be reversed to the extent that the resulting carrying value of the assets do not exceed the carrying value had no impairment loss been recognized in prior years. Whereas impairment losses recognized cannot be reversed under U.S. GAAP. There were no reversal of impairment recognized on long-lived assets under R.O.C. GAAP for the years ended December 31, 2010, 2011 and 2012.

Inventory

Under R.O.C. GAAP, the write down of inventory for the lower of cost or net realizable value may be reversed in subsequent periods if market conditions improve. Under U.S. GAAP, the write down to lower of cost or market creates a new cost basis that subsequently cannot be marked up. Upon the sale of the related inventory, the difference between these two GAAPs is resolved.

Under R.O.C. GAAP, inventory is stated at the lower of cost or net realizable value, while under U.S. GAAP, inventory is stated at the lower of cost or market. ASC 330-10-20 defines “market” as current replacement cost (by purchase or reproduction) provided it meets both of the following conditions: (1) market should not exceed the net realizable value; and (2) market should not be less than net realizable value reduced by an allowance for an approximately normal profit margin. Net realizable value is defined as the estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal. The market value of the Company’s work in progress and finished goods is measured at the contractual sales price less predictable costs of completion, while that of the raw materials is the replacement cost by purchase. Normally, the market floor of net realizable value reduced by an allowance for a normal profit margin is not applicable because the Company’s inventory is manufactured by contract, serving the specific requirements of its customers. Additionally, as the rule of lower of cost or market is intended to provide a means of measuring the residual usefulness of an inventory expenditure and the term “market” may be thought of in terms of the equivalent expenditure which would have to be made in the ordinary course at that date to procure corresponding utility, in the event when the estimated selling price, reduced by the costs of completion, is lower than current replacement cost, net realizable value would be determined to be the more appropriate measurement of utility. Therefore, the accounting for inventory at the lower of cost or net realizable value under R.O.C. GAAP is not materially different from the accounting for inventory at the lower of cost or market under U.S. GAAP.

Capital reduction and return from foreign subsidiaries

Under R.O.C. GAAP, as the Company decreases its equity interests in a foreign operation through capital reduction and return of capital, the proportional difference of the accumulated currency translation adjustments before and after the capital reduction is recognized in profit or loss. However, under U.S. GAAP, foreign currency translation gains and losses that have been recorded as a component of other comprehensive income during the period for which settlement was not planned or anticipated remain in that account until partial or complete sale or complete or substantially complete liquidation of the investment in the foreign entity. In 2012, two of the Company’s foreign subsidiaries returned part of its capital by cash. Under R.O.C. GAAP, the difference of the accumulated currency translation adjustments before and after the capital reduction was recognized as exchange gain. Given the capital return was not made in connection with the sale or substantially complete liquidation of these foreign subsidiaries, the Company reversed the exchange gain under R.O.C. GAAP, and recorded as cumulative translation adjustment under U.S. GAAP.

Tax effect of U.S. GAAP adjustments

According to ASC 740-10, Income Taxes, our uncertain tax positions are accounted for based on a two-step process. The first step is to evaluate the tax position for recognition by determining if it is more likely than not that the position will be sustained based on the technical merits. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Although ASC 740-10 provides further clarification of the accounting for uncertainty in income taxes recognized in the financial statements, significant management judgment must be made and used in connection with the recognition threshold and measurement attribute. Determination of our uncertain tax positions involves the legal and factual interpretation with respect to the application of relevant tax laws and regulations, along with our assessment of other factors including changes in facts or circumstances, changes in tax law, and/or effectively settled issues under audit. As mentioned above, the application of tax laws and regulations is inherently subject to legal and factual interpretation, judgment and uncertainty. In addition, tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the final settlement of these uncertain tax positions might be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities. Unlike ASC 740-10, R.O.C. SFAS 22 contained no guidance on uniform criteria for an enterprise to recognize and measure potential tax benefits associated with uncertain tax positions.

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

Moreover, additional tax benefit (expense) and deferred tax assets or liabilities would be adjusted for the reconciled items between R.O.C. GAAP and U.S. GAAP due to temporary difference in connection with the recognition of the book-to-tax basis difference of the Company’s investment in UMCJ, immediately following its decision to dissolve and liquidate UMCJ. While R.O.C. GAAP requires subsequent changes in deferred tax balances as of the beginning of the year to be recorded in equity, if the deferred tax is related to an equity classified item, ASC 740, Income Taxes, requires all such changes to be recognized as current income tax expense.

Recent Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11 Balance Sheet (Topic 210) Disclosures about Offsetting Assets and Liabilities. The new requirement is about disclosure of the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The Update is designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRSs. The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods, with retrospective application required. This standard is not expected to have a material impact on our future consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02 Intangibles—Goodwill and Other (Topic 350) Testing Indefinite-Lived Intangible Assets for Impairment. The amendment is intended to simplify testing of indefinite-lived intangible assets for impairment providing the option to perform “qualitative” assessments first. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, the requirement to perform quantitative impairment test is eliminated by this standard. The amendment is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. This standard is not expected to have a material impact on our consolidated financial statements.

In January 2013, the FASB issued ASU 2013-01 Balance Sheet (Topic 210) Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The amendments in this Update clarify that the scope of the disclosures under U.S. GAAP is limiting the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreement and reverse repurchase agreement, and securities lending and securities borrowing transactions to the extent that they are (1) offset in the financial statements or (2) subject to an enforceable master netting arrangement or similar agreement. The ASU is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods, with retrospective for all comparative periods presented required. This standard is not expected to have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02 Comprehensive Income (Topic 220) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendment requires an entity to provide information about reclassification adjustments out of accumulated other comprehensive income by component, either on the face of the statement where net income is presented or in the notes, based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), we would instead cross reference to the related footnote for additional information (e.g., the pension footnote). The amendment is effective prospectively for reporting periods beginning after December 15, 2012. We are currently evaluating the impact that the adoption of ASU 2013-02 will have on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-04 Liabilities (Topic 405) Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. This Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. It also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The ASU is effective for fiscal years beginning after December 15, 2013 with early adoption permitted. This standard is not expected to have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-05 Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. The amendments in this Update clarify the applicable guidance for the release of the cumulative translation adjustment under current U.S. GAAP. The amendment clarifies the cumulative translation adjustment should be released into net income when the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date. The ASU is effective for fiscal years beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. An entity is permitted to early adopt the amendments, and should apply them as of the beginning of the entity’s fiscal year of adoption. We are currently evaluating the potential impact, if any, that the adoption of ASU 2013-05 will have on our consolidated financial statements.

C. Research, Development, Patents and Licenses, Etc.

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$8,740 million, NT$9,395 million and NT$9,787 million (US$337 million) in 2010, 2011 and 2012, respectively, in research and development, which represented 6.9%, 8.0% and 8.5%, respectively, of net operating revenues for such years. We believe that our continuous spending on research and development will help us maintain our position as a technological leader in the foundry industry. As of March 31, 2013, we employed 1,127 professionals in our research and development division.

Our current research and development activities seek to upgrade and integrate manufacturing technologies and processes, as well as to drive 28 nanometer technology in mass production, and to develop 14 nanometer technology including EUV (Extreme Ultraviolet) lithography, and FinFET (Fin Field-Effect Transistor). Although we emphasize firm-wide participation in the research and development process, we maintain central research and development teams primarily responsible for developing cost-effective technologies that can serve the manufacturing needs of our customers. Monetary incentives are provided to our employees if projects result in successful patents. We believe we have a strong foundation in research and development and intend to continue our efforts on technology developments. Our top management believes in the value of continued support of research and development efforts and intends to continue our foundry leadership position by providing customers with comprehensive technology and SoC solutions in the industry.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2012.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5-Years
	(in NT$ millions)
Long-term debt (1)
Unsecured bonds	26,930	—	4,651	12,279	10,000
Long-term loans	14,821	4,595	5,315	4,911	—
Operating lease obligations (2)	4,178	466	786	657	2,269
Purchase obligations (3)	390	152	238	—	—
Other long-term obligations (4)	3,357	3,088	251	7	11

Total contractual cash obligations	49,676	8,301	11,241	17,854	12,280

(1)	Assuming the exchangeable bonds, convertible bonds and domestic bonds are paid off upon maturity.
(2)	Represents our obligations to make lease payments to use machineries, equipment and land on which our fabs are located, primarily in the Hsinchu Science Park and the Tainan Science Park in Taiwan, Pasir Ris Wafer Fab Park in Singapore.
(3)	Represents commitments for purchase of raw materials. These commitments are not recorded on our balance sheet as of December 31, 2012.
(4)	Represents intellectual properties and royalties payable under our technology license agreements. The amounts of payments due under these agreements are determined based on fixed contract amounts.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age, position, tenure and biography of each of our directors and executives as of March 31, 2013. There is no family relationship among any of these persons.

In the stockholders’ meeting held on June 12, 2012, our stockholders elected nine new directors, Stan Hung, Wen-Yang Chen, Ting-Yu Lin, Po-Wen Yen, Shih-Wei Sun, Paul S.C. Hsu, Chung-Laung Liu, Chun-Yen Chang and Cheng-Li Huang. The newly elected directors took their offices on June 12, 2012. The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Years with Us
Stan Hung	52	Chairman and Director	21
Shih-Wei Sun	55	Vice-Chairman and Director (Representative of Silicon Integrated Systems Corp.)	18
Po-Wen Yen	56	Chief Executive Officer and Director (Representative of Hsun Chieh Investment Co.)	26
Wen-Yang Chen	60	Director (Representative of UMC Science and Culture Foundation) and Chief Operating Officer	33
Ting-Yu Lin	52	Director	7
Paul S.C. Hsu (1)	77	Independent Director	9
Chung-Laung Liu (1)	79	Independent Director	7
Chun-Yen Chang (1)	76	Independent Director	7
Cheng-Li Huang (1)	64	Independent Director	4
Chitung Liu	47	Chief Financial Officer	12

(1)	Member of the Audit Committee.

Stan Hung is a director and the Chairman of our company. Mr. Hung was our CFO & Senior Vice President from 2000 to 2007. He was also the Chairman of Epitech Technology Corporation in 2007 and ITE Technology Corporation for a portion of 2008, respectively. Prior to re-joining United Microelectronics Corporation in 1991, Mr. Hung was a financial manager at Optoelectronics Corporation. He is also the Chairman of Fortune Venture Capital Corporation, TLC Capital Co., Nexpower Technology Corporation, UMC New Business Investment Corporation, Best Elite International Limited, Crystalwise Technology Inc., and a Director of Epistar Corporation. Mr. Hung received a bachelor’s degree in accounting from Tam Kang University in 1982.

Shih-Wei Sun is a director and the Vice-Chairman of our company. Dr. Sun is a representative of Silicon Integrated Systems Corp. Dr. Sun joined us in 1995 and has been responsible for the operation of our Fabs 6A, 8A, 8D and 12A, along with Central Research & Development. Prior to joining us, Dr. Sun worked for Motorola in the Advanced Products Research and Development Laboratory for ten years. Dr. Sun is also the Chairman of UMC Science and Culture Foundation. Dr. Sun holds a Ph.D. degree in electronics materials from Northwestern University in 1986.

Po-Wen Yen is a director of our company and our Chief Executive Officer. Prior to becoming our Chief Executive Officer, Mr. Yen was our senior vice president responsible for 12-inch operations. Mr. Yen is a representative of Hsun Chieh Investment Co. Mr. Yen joined us in 1986 and was responsible for the operation of Fabs 8A and 8C. He also served as the vice president for UMC-SG, our 300mm operation in Singapore. He is also a director of Fortune Venture Capital Corporation, TLC Capital Co., UMC New Business Investment Corporation, and Best Elite International Limited. In 2003, Mr. Yen received the National Manager Excellence Award from Chinese Professional Management Association. Mr. Yen earned a bachelor’s degree in Chemical Engineering from National Tsing Hua University and his master’s degree in chemical engineering from National Taiwan University.

Wen-Yang Chen is a director of our company and in 2012 served as our Chief Operating Officer responsible for fab operations. Mr. Chen is a representative of UMC Science and Culture Foundation. Prior to joining us, Mr. Chen worked for companies including Digital Equipment Corporation and Vishay. Mr. Chen joined us in 1980 and was responsible for the operation of our 6A, 8A, 8E, 8D and 8F Fabs, specializing in development and integration of semiconductor processes and factory management. Mr. Chen is also the Chairman of Wavetek Microelectronics Corporation as well as a director of Fortune Venture Capital Corporation, TLC Capital Co., UMC New Business Investment Corporation, and a director of UMC Science and Culture Foundation. Mr. Chen received Award of the Excellent Engineers from Chinese Institute of Engineers in 1994 and Manager Excellence Award in 2002.

Ting-Yu Lin is a director of our company. Mr. Lin is also the chairman of Sunrox International Inc. Mr. Lin received a master’s degree in international finance from Meiji University in 1993.

Paul S.C. Hsu is an independent director of our company. Professor Hsu is a Chair Professor & University Professor of Yuan-Ze University, Taiwan, the Chairman of Social Ethics Association and the Chairman of Taiwan Institute of Directors. Professor Hsu is an independent director of Faraday Technology Corporation and Gintech Energy Corporation and a supervisor of Far Eastern International Bank. Professor Hsu received a Ph.D. degree in business administration from the University of Michigan in 1974.

Chung-Laung Liu is an independent director of our company. Professor Liu is the William M.W. Mong Honorary Chair Professor of National Tsing Hua University, Taiwan. Professor Liu is also the Chairman of DRAMeXchange Corporation, a supervisor of MediaTek Incorporation, an independent director of Richteck Technology Corp., and Powerchip semiconductor Corp., as well as a director of Macronix International Co., Ltd. Professor Liu received a doctorate degree in science from Massachusetts Institute of Technology in 1962.

Chun-Yen Chang is an independent director of our company. Professor Chang is an academician of Academia Sinica and a chair professor and president of National Chiao Tung University, Taiwan. Professor Chang is also an independent director of BizLink Holding Inc. Professor Chang received a Ph.D. degree in electrical engineering from National Chiao Tung University in 1970.

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

Chitung Liu is the Chief Financial Officer of our company. Prior to joining our company in 2001, Mr. Liu was a managing director of UBS. Mr. Liu is also a director of Unimicron Corporation, UMC New Business Investment Corporation Fortune Venture Capital Corporation, TLC Capital Co., Ltd. and Nexpower Technology Corp., Mr. Liu received an executive MBA degree from National Taiwan University in 2009.

B. Compensation

The aggregate compensation paid and benefits in kind granted to our directors in 2012 were approximately NT$11 million (US$0.36million). The remuneration was out of our 2012 earnings distribution plan, and the distribution percentage for directors is 0.1%. See “Item 10. Additional Information-B. Memorandum and Articles of Association-Dividends and Distributions”. Some of the remuneration was paid to the legal entities which some of our directors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2012 were approximately NT$138 million (US$4.75 million), which include NT$51 million as bonus. Certain of our directors who also served as executive officers held stock options to purchase 10.7 million shares as of March 31, 2013.

C. Board Practices

All of our directors were elected in June 2012 for a term of three years. Neither we nor any of our subsidiaries has entered into a contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

Our board of directors established an audit committee in March 2005. In the annual ordinary stockholders’ meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Directors”. After the re-election of directors in the stockholders’ meeting on June 12, 2012, our board of directors appointed Paul S.C. Hsu, Chung-Laung Liu, Chun-Yen Chang and Cheng-Li Huang to be the members of the audit committee. Each audit committee member is an independent director who is financially literate with accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Pursuant to an audit committee charter, the audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our internal audit function and independent auditors, and overseeing the accounting policies and financial reporting and disclosure practices of our company. The audit committee also has the authority to engage special legal, accounting or other consultants it deems necessary in the performance of its duties.

Remuneration Committee

The R.O.C. Securities and Exchange Act, as amended on November 24, 2010, further introduced the mechanism of a “Remuneration Committee”, which requires all the publicly listed companies in the R.O.C., including our company, to adopt a remuneration committee. On March 18, 2011, R.O.C. FSC promulgated the Regulations Governing the Establishment and Exercise of Powers by Compensation Committees of Public Companies, according to which, listing companies of our size shall set up the compensation committee no later than September 30, 2011 and the remuneration committee shall be composed of no less than three members commissioned by the board of directors. In addition, for a company with independent directors, such as us, at least one of committee members shall be the independent director of such company. We established a remuneration committee in accordance with Article 14-6 of the R.O.C. Securities and Exchange Act on April 27, 2011. The members of the remuneration committee are independent directors Chun-Yen Chang, Chung-Laung Liu, Paul S.C. Hsu, and Cheng-Li Huang, with Chun-Yen Chang serving as convener and chairperson. We amended our articles of incorporation to introduce the mechanism of our remuneration committee in the annual ordinary stockholders’ meeting held on June 15, 2011.

In November 2003, the Securities and Exchange Commission approved changes to the NYSE’s listing standards related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, like us, must disclose any significant ways in which their corporate governance practices differ from those followed by NYSE-listed U.S. domestic companies under the NYSE’s listing standards. A copy of the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to U.S. companies is available on our website http://www.umc.com/english/investors/Corpgovdifference.asp.

D. Employees

As of March 31, 2013, we had 13,722 employees, which includes 7,857 engineers, 5,392 technicians and 473 administrative staff performing administrative functions in Taiwan and our Singapore branch. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
	2010	2011	2012
Employees
Engineers	7,365	7,581	7,857
Technicians	5,835	5,456	5,392
Administrative Staff	471	462	473

Total	13,671	13,499	13,722

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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On March 13, 2013, the board of directors proposed an employee bonus in cash in the amount of NT$1,040 million (US$35.81 million) in relation to retained earnings in 2012.

Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E. Share Ownership

As of March 31, 2013, each of our directors and executive officers held shares and/or ADSs of United Microelectronics, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Chung-Laung Liu, Paul S.C. Hsu, Chun-Yen Chang and Cheng-Li Huang, our independent directors. As of March 31, 2013, none of our directors or executive officers held, for their own account, 0.1% or more of our outstanding shares. As of April 13, 2013, our most recent record date, Hsun Chieh Investment Co. held approximately 441 million of our shares, representing approximately 3.4% of our issued shares. Silicon Integrated Systems Corp. held approximately 315 million of our shares, representing approximately 2.4% of our issued shares. Stan Hung held approximately 14 million of our shares, representing approximately 0.1% of our issued shares. Ting-Yu Lin held approximately 13 million of our shares, representing approximately 0.1% of our issued shares. We have an Employee Stock Options Plan, pursuant to which options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is 6 years from the date of its issuance. In September 2004, December 2005, October 2007 and May 2009, we obtained approvals from relevant R.O.C. authorities for the grant of up to 150 million, 350 million, 500 million and 500 million stock options, respectively, to acquire our common shares under our Employee Stock Options Plan. In April 2005, August 2005, September 2005, January 2006, May 2006, August 2006, December 2007 and June 2009, we granted 23 million, 54 million, 52 million, 39 million, 42 million, 28 million, 500 million and 300 million stock options, respectively, to our employees, with an exercise price of 22.37, 29.47, 26.89, 23.17, 25.19, 24.09, 18.03 and 10.40, respectively. The 23 million stock options with exercise price of 22.37 that we granted in April 2005, the 54 million stock options with exercise price of 29.47 that we granted in August 2005, the 52 million stock options with exercise price of 26.89 that we granted in September 2005, and the 39 million stock options with exercise price of 23.17 that we granted in January 2006, expired on April 28, 2011, August 15, 2011, September 28, 2011 and January 3, 2012, respectively.

According to our Employee Stock Options Plan, an option holder may exercise an increasing portion of his or her options starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively. Upon a voluntary termination or termination in accordance with the R.O.C. Labor Law, the option holder shall exercise his or her vested options within 30 days, subject to exceptions provided therein, and after the termination otherwise such options shall terminate. If termination was due to death, the heirs of such option holder have one year starting from the date of the death to exercise his or her vested options. If termination was due to retirement or occupational casualty, the option holder or his or her heirs may exercise all his or her options within a certain period as provided. The options are generally not transferable or pledgeable by the option holders. The total number of shares issuable upon exercise of option held by our directors and executive officers as of March 31, 2013 was 23.3 million. The units granted to each of our directors and executive officers as a percentage of our total shares as of March 31, 2013 were less than 1%.

ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of (i) April 13, 2013, our most recent record date and (ii) as of certain record dates in each of the preceding three years, for (1) the stockholders known by us to beneficially own more than 2% of our shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules.

	As of April 17, 2011	As of April 14, 2012	As of April 13, 2013
	Percentage of shares beneficially owned	Percentage of shares beneficially owned	Percentage of shares beneficially owned	Number of shares beneficially owned
Name of Beneficial Owner
Hsun Chieh Investment Co., Ltd. (1)	3.4%	3.4%	3.4%	441,371,000
Silicon Integrated Systems Corp.	2.4%	2.4%	2.4%	315,380,424
Directors and executive officers as a group	6.22%	6.26%	6.27%	811,875,046

(1)	36.5% owned by United Microelectronics Corp. as of March 31, 2013.

None of our major stockholders have different voting rights from those of our other stockholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

For information regarding our shares held or beneficially owned by persons in the United States, see “Item 9. The Offer and Listing-A. Offer and Listing Details-Market Price Information for Our American Depositary Shares” in this annual report.

B. Related Party Transactions

From time to time we have engaged in a variety of transactions with our affiliates. We generally conduct transactions with our affiliates on an arm’s-length basis. The sales and purchase prices with related parties are determined through negotiation, generally based on market price.

The following table shows our aggregate ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of December 31, 2012.

Name	Ownership %
Silicon Integrated Systems Corp.	19.26

We provide foundry services to these fabless design companies on arm’s-length prices and terms. We derived NT$777 million, NT$237 million and NT$256 million (US$9 million) of our net operating revenues in 2010, 2011 and 2012, from the provision of our foundry services to these fabless design companies.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of all financial statements filed as part of this annual report on Form 20-F.

Except as described in “Item 4. Information on the Company-B. Business Overview-Litigation”, we are not currently involved in material litigation or other proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability.

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—  Dividends and Distributions”. On June 15, 2010, our stockholders approved a cash dividend of NT$0.5 per share for an aggregate of NT$6,233,001,658. On June 15, 2011, our stockholders approved a cash dividend of NT$1.12 per share for an aggregate of NT$14,033,575,265. On July 8, 2011, the Board of Directors resolved to adjust the cash dividend ratio to NTD$1.11164840 per share, because the outstanding common shares had increased accordingly as a result of the exercise of employee stock options. On June 12, 2012, our stockholders approved a cash dividend of NT$0.5 per share for an aggregate of NT$6,316,434,833. On June 20, 2012, the Board of Directors resolved to adjust the cash dividend ratio to NTD$ 0.49980232 per share, because the outstanding common shares had increased accordingly as a result of the exercise of employee stock options. On March 13, 2013, the board of directors proposed dividends of NT$ 5,061,310,216 (approximately NT$0.4 per share).

The following table sets forth the cash dividends per share and stock dividends per share as a percentage of shares outstanding paid during each of the years indicated in respect of shares outstanding at the end of each such year, except as otherwise noted.

	Cash Dividend per Share	Stock Dividend per Share	Total Number of Shares Issued as Stock Dividend	Number of Outstanding Shares at Year End
	NT$	NT$
1997	—	3.0	868,629,276	4,117,758,265
1998	—	2.9	1,199,052,940	5,480,221,725
1999	—	1.5	834,140,790	6,638,054,462
2000	—	2.0	1,809,853,716	11,439,016,900
2001	—	1.5	1,715,104,035	13,169,235,416
2002	—	1.5	1,968,018,212	15,238,578,646
2003	—	0.4	607,925,145	15,941,901,463
2004	—	0.8	1,288,558,185	17,550,800,859
2005	0.1029	1.029	1,758,736,435	18,856,632,324
2006	0.409141420	0.10228530	179,031,672	19,131,192,690
2007	0.7	—	—	13,214,494,883
2008	0.75	0.45	562,958,816	12,987,771,315
2009	—	—	—	12,987,771,315
2010	0.5	—	—	12,987,912,315
2011	1.11164840	—	—	13,084,341,565
2012	0.49980232			12,951,805,540

(1)	We declare stock dividends in a NT dollar amount per share, but we pay the stock dividends to our stockholders in the form of shares. The amount of shares distributed to each stockholder is calculated by multiplying the dividend declared by the number of shares held by the given stockholder, divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.

B. Significant Changes

For the significant subsequent events following the close of the last financial year up to the date of this annual report on Form 20-F, please refer to Note 31 to the consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our Shares

Our shares have been listed on the Taiwan Stock Exchange since July 1985. There is no public market outside Taiwan for our shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our shares. The closing price for our shares on the Taiwan Stock Exchange on April 24, 2013 was NT$11.40 per share.

	High	Low	Average Daily Trading Volume
	NT$	NT$	(in thousands of shares)
2008	20.30	6.80	37,521.00
2009	17.20	7.10	85,869.55
2010	18.60	12.95	53,660.37
2011	18.10	10.45	44,048.44
First Quarter	18.10	14.10	70,662.07
Second Quarter	15.60	13.95	37,160.89
Third Quarter	14.45	10.45	43,958.27
Fourth Quarter	13.35	11.30	27,100.94
2012	15.65	10.10	39,247.79
First Quarter	15.65	12.60	43,434.55
Second Quarter	15.55	11.80	37,797.20
Third Quarter	13.40	11.65	32,337.63
Fourth Quarter	12.10	10.10	43,721.73
October	12.10	10.85	22,459.78
November	11.25	10.10	45,008.93
December	12.00	11.10	64,647.67
2013 (through April 24)	12.40	10.90	41,684.47
First Quarter	12.40	10.90	43,751.54
January	12.40	11.20	49,116.86
February	11.65	11.10	34,449.92
March	11.60	10.90	43,293.25
Second Quarter (through April 24)	11.40	11.00	35,231.50
April (through April 24)	11.40	11.00	35,231.50

Source: Taiwan Stock Exchange.

(1)	Information has been adjusted to give effect to 562,958,816 Shares and 114,616,567 Shares issued as stock dividend and employee bonus, respectively, in August 2008.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. The outstanding ADSs are identified by the CUSIP number 910873 40 5. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 23, 2013 was US$1.85 per ADS. Each of our ADSs represents the right to receive five shares.

	High	Low	Average Daily Trading Volume
	NT$	NT$	(in thousands of shares)
2008	3.71	1.51	5,780,890
2009	3.88	1.65	5,106,249
2010	4.22	2.55	3,932,515
2011	3.46	1.79	3,454,527
First Quarter	3.46	2.50	4,156,134
Second Quarter	2.84	2.46	3,632,388
Third Quarter	2.56	1.79	3,540,807
Fourth Quarter	2.35	1.85	2,498,545
2012	2.72	1.75	2,733,811
First Quarter	2.72	2.14	3,363,260
Second Quarter	2.72	1.95	3,401,801
Third Quarter	2.24	1.98	2,305,720
Fourth Quarter	2.10	1.75	1,860,593
October	2.10	1.88	1,452,582
November	1.96	1.75	1,985,330
December	2.05	1.89	2,158,031
2013 (through April 23)	2.15	1.77	2,458,650
First Quarter	2.15	1.80	2,651,914
January	2.15	1.92	3,887,406
February	1.95	1.81	2,092,008
March	1.91	1.80	1,886,557
Second Quarter (through April 23)	1.85	1.77	1,776,543
April (through April 23)	1.85	1.77	1,776,543

Sources: Bloomberg

As of March 31, 2013, there were a total of 229,568,276 ADSs listed on the NYSE. With certain limited exceptions, holders of shares that are not R.O.C. persons are required to hold these shares through a brokerage or custodial account in the R.O.C. As of March 31, 2013, 1,147,841,380 ordinary shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2013, 229,351,559 ADSs representing these 1,146,757,795 shares were held of record by Cede & Co., and 216,717 ADSs were held by U.S. registered stockholders. We have no further information as to shares held or beneficially owned by U.S. persons.

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

Directors

The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by stockholders and is responsible for the management of our business. As of March 31, 2013, our board of directors consisted of nine directors, out of which four are independent directors. In the annual ordinary stockholders’ meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual ordinary stockholders’ meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our stockholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the total issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at a stockholders’ meeting involving the election of directors. Pursuant to the R.O.C. Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our stockholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. As of March 31, 2013, three of our nine directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”.

According to the Company Act and the rules promulgated under the Securities and Exchange Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, the outcome of which may conflict with his interests, shall explain the essential contents of such personal interest in the meeting of the board of directors and then abstain from joining the discussion and voting on such matter. Our articles of incorporation, as amended on June 13, 2008, provide that the board of directors is authorized, by taking into account of the extent of his/her/its involvement of our operation activities and the value of his/her/its contribution, to determine the compensation for each director at a comparable rate adopted by other companies of the same industry regardless of the profit received by our company. In addition, according to our articles of incorporation, we may distribute 0.1% of the balance of our earnings after deduction of payment of all taxes and dues, deduction of any past losses, allocation of 10% of our net income as a legal reserve, and allocation of special reserve according to applicable laws and regulations or the order of the competent authority, if any, as remuneration to directors. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director, while the laws and regulations require the aggregate shareholding of all directors, excluding independent directors, to meet certain thresholds considering the paid-in capital and the numbers of the independent directors. According to our current internal Loan Procedures, as amended in our annual stockholders’ meeting held in June 15, 2010, we shall not extend any loan to our directors.

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

In addition, pursuant to the amended R.O.C. Securities and Exchange Act, a public company is required to either establish an audit committee, or R.O.C. Audit Committee, or retain supervisors, provided that the R.O.C. FSC may, after considering the scale and business nature of a public company and other necessary situation, require the company to establish an audit committee in place of its supervisors. Currently, the R.O.C. FSC has not promulgated such compulsory rules, and all public companies may, at their discretion, retain either an R.O.C. Audit Committee or supervisors. We amended our articles of incorporation in the annual ordinary stockholders’ meeting held on June 13, 2008, introducing the mechanism of an R.O.C. Audit Committee. According to our latest amended articles of incorporation and audit committee charter, our R.O.C. Audit Committee is composed of all independent directors and performs the power and duties provided by applicable laws and regulations, including without limitation the powers and the duties of supervisors provided under the R.O.C. Company Act. A company is not allowed to maintain both supervisors and a R.O.C. Audit Committee, so we chose to eliminate our supervisers when we established our R.O.C. Audit Committee in 2009.

According to our articles of incorporation, as amended on June 13, 2008, we may purchase directors and officers liability insurance for our directors, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for.

Shares

As of December 31, 2012, our authorized share capital was NT$260 billion, divided into 26 billion shares, of which 12,951,805,540 shares were issued and 12,951,805,540 shares were outstanding (including 303,750 shares of capital collected in advance). All shares presently issued are fully paid and in registered form, and existing stockholders are not subject to any capital calls. We had US$428 million convertible bonds outstanding as of March 31, 2013. As of March 31, 2013, we had neither warrant nor option on our shares, except for the options exercisable for 460.7 million common shares granted to our employees under our Employee Stock Options Plan discussed below.

Employee Stock Option

According to our Employee Stock Options Plan, options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. In September 2004, December 2005, October 2007 and May 2009, we obtained approval by relevant R.O.C. authorities to grant up to 150 million, 350 million, 500 million and 500 million stock options, respectively, to acquire our common shares under our Employee Stock Option Plan. According to the plan, an option holder may exercise an increasing portion of his or her options in time starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively.

The table below shows the number of options granted and outstanding and the month in which they were granted:

January
2006
Number of Options Granted	39
Number of Options Outstanding as of March 31, 2013	0
Shares available to option holders as of March 31, 2013	0

	May 2006	August 2006	December 2007	June 2009
Number of Options Granted	42	28	500	300
Number of Options Outstanding as of March 31, 2013	0	0	330.7	130.0
Shares available to option holders as of March 31, 2013	0	0	330.7	130.0

Note:	The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of our common stock. The exercise price of the options was also adjusted according to the capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for one share of our common stock.

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

Stockholders’ Meetings

We are required to hold an annual ordinary stockholders’ meeting once every calendar year within six months from the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors deem necessary, and they must do so if requested in writing by stockholders holding no less than 3% of our paid-in share capital who have held these shares for more than a year. At least 15 days’ advance written notice must be given of every extraordinary stockholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary stockholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The R.O.C. Company Act also provides that in order to approve certain major corporate actions, including any amendment of our articles of incorporation, dissolution, merger or spin-off, entering into, amendment, or termination of any contract for lease of the company’s business in whole, or for entrusted business, or for joint operation with others on regular basis, the transfer of all or an essential part of the business or assets, accept all of the business or assets of any other company which would have a significant impact in our operations, removing directors or the distribution of dividend in stock form, a special resolution shall be adopted by the holders of the majority of our shares represented at a stockholders’ meeting at which holders of at least two-thirds of our issued and outstanding shares are present. However, in the case of a public company, such as our company, such resolution may be adopted by the holders of at least two-thirds of the shares represented at a stockholders’ meeting at which holders of at least a majority of our issued and outstanding shares are present. However, if we are the controlling company and hold no less than 90% of our subordinate company’s outstanding shares, our merger with the subordinate company can be approved by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present without stockholders’ approval. In addition, according to the Corporate Merger and Acquisition Act of the R.O.C., if a company intends to transfer all or an essential part of its business or assets to its wholly-owned subsidiary, subject to the qualifications set forth in the said act, such transaction only needs to be approved by majority board resolution rather than special resolution by the stockholder’s meeting as required by the R.O.C. Company Act.

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

Authorized by latest amendment of the R.O.C Company Act, the R.O.C. FSC has issued an administrative order in February 20, 2012 to require Taiwan Stock Exchange-listed companies, such as our company, and GreTai Securities Market-listed companies in the R.O.C. with NT$10 billion or more of paid-in share capital and with 10,000 or more stockholders as of the first date of the close period applicable to the stockholders’ meeting to adopt an e-voting system for stockholders’ meeting. The e-voting system provides a new platform for stockholders to exercise their voting rights online. As a company that meets the foregoing criteria, we have successfully adopted the e-voting system in the 2012 stockholders’ meeting and voted by poll on each agenda for discussion.

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

Dividends and Distributions

We are not allowed under R.O.C. law to pay dividends on our treasury shares. We may distribute dividends on our issued and outstanding shares if we have earnings. Before distributing a dividend to stockholders, among other things, we must recover any past losses, pay all outstanding taxes and set aside a legal reserve equivalent to 10% of our net income until our legal reserve equals our paid-in capital, and a special reserve, if any.

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

Our articles of incorporation provide that we may distribute as remuneration to directors 0.1% of the balance of our earnings deducted by:

•	payment of all taxes and dues;

•	deduction of any past losses;

•	allocation of 10% of our net income as a legal reserve; and

•	special reserve, if any.

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

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. In 2009 and 2010, we purchased an aggregate of 300 million and 300 million, respectively, of our shares under these plans. From December 17, 2008 to February 16, 2009, we purchased 300 million of our shares on the Taiwan Stock Exchange at an average price of $7.98 per share to transfer to our employees. From February 3, 2010 to April 2, 2010, we purchased 300 million of our shares on the Taiwan Stock Exchange at an average price of NT$16.15 per share to transfer to our employees. Of the repurchased shares, 137 million, 97 million, 78 million and 64 million shares were purchased by our employees in November 2003, December 2007, December 2009, and December 2010, respectively. On March 14, 2012, the board of directors approved the cancellation on treasury share of 157,934,400 shares which was bought from December 17, 2008 to February 16, 2009.

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

Technology Agreement, dated as of June 29, 2012, between United Microelectronics Corporation and International Business Machine Corporation.

We entered into a technology license agreement with International Business Machine Corporation (“IBM”) on June 29, 2012. Under this agreement, IBM grant to a perpetual license under its 20nm bulk industry standard CMOS technology and developmental processes associated with manufacturing integrated circuits using a three dimensional FinFet device technology for using, offering for sale, selling, importing or otherwise transferring our licensed products.

Patent Portfolio License Agreement, dated as of February 19, 2013, between United Microelectronics Corporation and Mosaid Technologies Incorporated.

We entered into a Patent Portfolio License Agreement with Mosaid Technologies Incorporated (“Mosaid”) on February 19, 2013, which provides for the license under its semiconductor manufacturing process patents during the period from February 8, 2013 to February 8, 2018. Under this agreement, Mosaid grants to us and our subsidiaries, a nonexclusive and non-transferable license for making, selling, importing or otherwise disposing of our and our subsidiaries’ licensed products. The parties further agree not to assert patent claims against each other prior to February 8, 2018. We also agree to pay Mosaid certain royalty fees under this agreement.

Major Long-term Supply and Marketing Agreements

We have entered into long-term distribution, sales, service and marketing agreements with the following companies: UMC Group (USA), an agreement effective from January 1, 2013 through December 3, 2018; United Microelectronics (Europe) B.V., an agreement effective from January 1, 2013 through December 3, 2017. We also entered into a long-term supply agreement with Shin-Etsu Handotai Taiwan Co., Ltd., or Shin-Etsu Handotai, under which Shin-Etsu Handotai agrees to provide us with 150mm, 200mm and 300mm raw wafer materials for an indefinite period unless the agreement is otherwise terminated.

Major Construction Agreements

We entered into various major construction agreements with companies such as, Pan Asia Corp. and Fu Tsu Construction Corp. for the phase 5 and 6 expansion of major building in our Fab12A in the Tainan Science Park. These agreements are effective from July 18, 2012 to December 31, 2013, and the total contractual amount exceeds NT$ 4 billion.

Major Long-term Loan Agreements

We entered into a long-term secured loan agreement effective from November 28, 2008 through November 28, 2018 with the Bank of Taiwan. We pledged the equipment at our semiconductor facilities in Tainan Science Park as collateral in an amount up to NT$4.8 billion for the loan, on April 1, 2013, we repaid the loan in full and the loan agreement expired accordingly. We also entered into a long-term secured loan agreement effective from January 30, 2013 through January 30, 2020 with the Land Bank of Taiwan, it is for the equipment at our semiconductor facilities in Tainan Science Park as collateral in an amount up to NT$6 billion for the loan.

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

Dividends

Dividends, whether in cash or shares, declared by us out of retained earnings and paid out to a holder that is not an R.O.C. resident in respect of shares represented by ADSs are subject to R.O.C. withholding tax at the time of distribution. The rate of withholding for non-resident individuals and non-resident entities is currently 20% of the amount of the distribution in the case of cash dividends or of the par value of the shares distributed in the case of stock dividends. Under current practice adopted by tax authorities, a 20% withholding rate is applied to a non-resident ADS holder without requiring the holder to apply for or obtain foreign investment approval. As discussed in the section “—Tax Reform” below, certain of our retained earnings will be subject to a 10% undistributed retained earnings tax. To the extent dividends are paid out of retained earnings which have been subject to the retained earnings tax, the amount of such tax will be used by us to offset a non-resident’s withholding tax liability on such dividend. Consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax may be less than 20%. There is no withholding tax with respect to stock dividends declared out of our capital reserve.

Capital Gains

According to the R.O.C. Income Tax Act, during the period starting from January 1, 2013 to December 31, 2014, any capital gain generated from the sale of shares listed on the Taiwan Stock Exchange, Gre-Tai Securities Market or Emerging Stock Market by any individual will be subject to capital gain tax based on either of the following two formulas:

(1)	20% of the amount of deemed profit generated from the sale of shares (the “Deemed Profit”). The Deemed Profit shall be: (i) zero if the closing TAIEX index on the trading day immediately prior to the sale of shares is below 8,500; (ii) 0.1% of the sale amount if the closing TAIEX index on the trading day immediately prior to the sale of shares is 8,500 or above but below 9,500; (iii) 0.2% of the sale amount if the closing TAIEX index on the trading day immediately prior to the sale of shares is 9,500 or above but below 10,500; or (iv) 0.3% of the sale amount if the closing TAIEX index on the trading day immediately prior to the sale of shares is 10,500 or above; or

(2)	15% of the amount of actual capital gain generated from the sale of shares (after deduction of any losses incurred by the seller from trading of shares within the year), or 15% of half of such amount in the case the shares have been held for one year or longer.

Notwithstanding the foregoing, if the seller is an individual who (i) sells more than 100,000 shares on the Emerging Stock Market within a year; (ii) sells shares, which had been obtained before the initial public offering of such shares (“IPO”), on the Taiwan Stock Exchange or Gre-Tai Securities Market (unless such IPO is completed before December 31, 2012 or the shares were acquired (x) during the pre-IPO underwriting process and (y) in the volume of no more than 10,000 shares); (iii) is a non-R.O.C. resident or (iv) sells shares neither listed on the Taiwan Stock Exchange, Gre-Tai Securities Market nor the Emerging Stock Market, then the second formula must be applied to determine the capital gain tax payable. For disposal of shares obtained before the IPO, if the individual holder continuously holds such shares for at least three (3) years after IPO, only one-fourth (1/4) of the amount of actual capital gain generated from the sale of shares (after deduction of any losses incurred by the seller from trading of shares within the year) is subject to 15% income tax.

Effective from January 1, 2015, if an individual who (i) sells more than 100,000 shares on the Emerging Stock Market within a year; (ii) sells shares, which had been obtained before the IPO, on the Taiwan Stock Exchange or Gre-Tai Securities Market (unless such IPO is completed before December 31, 2012 or the shares were acquired (x) during the pre-IPO underwriting process and (y) in the volume of no more than 10,000 shares); (iii) sells securities for more than NT$1 billion within a year; or (iv) is a non-R.O.C. resident, such individual will be subject to a 15% tax against the amount of capital gain generated from his sale of securities (after deduction of any losses from trading securities within the year) or against half of such amount in the case the shares have been held for one year or longer. For disposal of shares obtained before the IPO, if the individual holder continuously holds such shares for at least three (3) years after IPO, only one-fourth (1/4) of the amount of actual capital gain generated from the sale of shares (after deduction of any losses incurred by the seller from trading of shares within the year) is subject to 15% income tax.

Subject to the Minimum Income Tax Statute (the “Statute”), gains realized from various securities transactions by an R.O.C.-resident entity shall be calculated as taxable income for the purpose of the Statute and may further be subject to income tax. If the above entity has held shares for more than three (3) years, 50% of capital gain may be exempted from AMT. In addition, transfers of ADSs by non-R.O.C. resident holders are not regarded as sales of R.O.C. securities and, as a result, any gains derived therefrom are currently not subject to R.O.C. income tax.

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

Tax Treaties

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, the United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany and Thailand which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether a non-R.O.C. holder of ADSs will be considered to own shares for the purposes of such treaties. Accordingly, a holder of ADSs who is otherwise entitled to the benefit of a treaty should consult its own tax advisors concerning eligibility for benefits under the treaty with respect to the ADSs.

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

With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. Moreover, there can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders will also not be eligible for the reduced rates of taxation on dividends if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Passive Foreign Investment Company

Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we are currently (or that we were in 2012) a passive foreign investment company, or PFIC, and we do not expect to become one in the future, although there can be no assurance in this regard.

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

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors concerning the U.S. federal income tax consequences of holding shares or ADSs if we are considered a PFIC in any taxable year.

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

We use financial instruments, including variable rate debt and swaps and foreign exchange spot transactions, to manage risks associated with our interest rate and foreign currency exposures through a controlled program of risk management in accordance with established policies. These policies are reviewed and approved by our board of directors and stockholders’ meeting. Our treasury operations are subject to internal audit on a regular basis. We do not hold or issue derivative financial instruments for speculatively purposes.

Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$550 million as of December 31, 2012. As of the same date, we also had Japanese Yen-denominated accounts receivable of ¥1,889 million attributable to our Japanese operations and Europe-denominated accounts receivable of €1 million attributable to our Europe operations. We had U.S. dollar- and Japanese Yen-denominated accounts payables of US$122 million and ¥2,196 million, respectively, as of December 31, 2012.

Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency-denominated accounts receivable, capital expenditures relating to equipment used in manufacturing processes (including photo etching and chemical vapor deposition) and purchased primarily from Japan and the United States.

The following table provides information as of December 31, 2012 on our market risk sensitive financial instruments.

	As of December 31, 2012
	Book Value	Fair Value
	(in NT$ million)
Time Deposits: Non-Trading Purpose	27,348	27,348
Short-term Loans: Non-Trading Purpose	5,773	5,773
Bonds: Non-Trading Purpose	26,224	25,584
Long-term loans: Non-Trading Purpose	14,817	14,817

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The tables below provide information as of December 31, 2012 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Dates As of December 31, 2012				2017 and thereunder	Total	Fair Value
	2013	2014	2015	2016
	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	90	—	—	—	—	90	90
Average Interest Rate	0.30%	—	—	—	—	0.30%	0.30%
Fixed Rate (¥)	1,000	—	—	—	—	1,000	1,000
Average Interest Rate	0.10%	—	—	—	—	0.10%	0.10%
Fixed Rate (NT$)	4,034	—	—	—	—	4,034	4,034
Average Interest Rate	0.55%	—	—	—	—	0.55%	0.55%

Unsecured Long-term Loans:
Variable Rate (NT$)	1,293	1,231	1,314	3,983	433	8,254	8,254
Average Interest Rate	1.343%	1.343%	1.343%	1.343%	1.343%	1.343%	1.343%
Secured Long-term Loans:
Variable Rate (NT$)	233	—	—	—	—	233	233
Average Interest Rate	1.575%	—	—	—	—	1.575%	1.575%
Bonds:
Unsecured (NT$)	—	—	—	—	7,500	7,500	7,500
Fixed Rate	—	—	—	—	1.43%	1.43%	1.43%
Unsecured (NT$)	—	—	—	—	2,500	2,500	2,500
Fixed Rate	—	—	—	—	1.63%	1.63%	1.63%
Unsecured (US$)	—	124	—	—	—	124	120
Fixed Rate	—	0%	—	—	—	0%	0%
Unsecured (US$)	—	36	—	—	—	36	35
Fixed Rate	—	0%	—	—	—	0%	0%
Unsecured (US$)	—	—	—	426	—	426	380
Fixed Rate	—	—	—	0%	—	0%	0%

Foreign Currency Risk

Although the majority of our transactions are in NT dollars, some transactions are based in other currencies. The primary currencies to which we are exposed are the U.S. dollar and the Japanese Yen. We have in the past, and may in the future, enter into short-term, foreign currency forward contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities, and firm commitments for operating expenses and capital expenditures denominated in U.S. dollars and other foreign currencies. The purpose of entering into these hedges is to minimize the impact of foreign currency fluctuations on the results of operations. We use the policy of natural hedging to reduce our foreign exchange exposure arising out of changes in the rates of exchange among the Japanese Yen, the U.S. dollar and other foreign currencies. As a general matter, our natural hedging strategy relies on matching revenues and costs for the same currency or offsetting losses in one currency with gains in another.

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

•

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

Depositary Payments

In 2012, we received the following payments from JPMorgan Chase & Co., the depositary for our ADR program through December 31, 2012.

Service	Fees
Reimbursement of listing fees	US$130,384.80
Reimbursement of SEC filing fees	—
Reimbursement of accounting supporting fees for FASB and Public Company Accounting Oversight Board	—
Reimbursement of annual ordinary stockholders’ meeting expenses	—
Reimbursement of fees in connection with annual financial and Sarbanes-Oxley Act of 2002 audit	US$1,106,014
Contribution to our company’s investor relations efforts	—
Others	US$259,928.82
Total	US$1,496,327.62

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of 2010, 2011 and 2012.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2012, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO criteria. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2012 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2012, which is included immediately following this report.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of United Microelectronics Corporation:

We have audited United Microelectronics Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, United Microelectronics Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2012 of United Microelectronics Corporation and subsidiaries and our report dated April 26, 2012 expressed an unqualified opinion thereon.

Ernst & Young

Taipei, Taiwan

Republic of China

April 26, 2013

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the years ended December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Audit Fees (1)	73,532	70,942	2,442
Audit-related Fees (2)	1,798	2,032	70
Tax Fees (3)	3,266	8,189	282
All Other Fees (4)	15,135	5,810	200

Total	93,731	86,973	2,994

(1)	Audit fees consist of fees associated with the annual audit, review of our quarterly financial statements, statutory audits and internal control review. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include review of regulatory checklist for the adoption of our employee stock option plan, certification of our Singapore Branch to Singapore authorities and application for corporation registration.
(3)	Tax fees include fees billed for professional services rendered by Ernst & Young, primarily in connection with our tax compliance activities.
(4)	All Other Fees consists of professional services rendered by Ernst & Young for IFRS adoption.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Since March 2004, we have from time to time announced plans, which were not binding on us, to buy back our shares up to a certain amount on the Taiwan Stock Exchange. Set for below contains certain information regarding our share buyback programs in 2010, and we did not buy back any of our shares during 2011 and 2012.

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Program	Maximum Number of Shares that May Yet be Purchased Under the Plans or Program
February 2010 (from February 3, 2010)	147,845,000	15.98	147,845,000	152,155,000
March 2010 (ended on March 22, 2010)	152,155,000	16.31	300,000,000	—

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

Independent Board Members. Under the NYSE listing standards applicable to U.S. companies, independent directors must comprise a majority of the board of directors. We currently have four independent directors out of a total of nine directors on our board of directors. Our standards in determining director independence substantially comply with the NYSE listing standards, which include detailed tests for determining director independence. In addition, even though our independent directors meet in committee meetings of which they are committee members, we will not hold executive sessions of non-management directors. Such requirement is contrary to R.O.C. Company Act.

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

Date: April 26, 2013

United Microelectronics Corporation and Subsidiaries

Consolidated Financial Statements for years ended December 31, 2010, 2011 and 2012

Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards generally accepted in the Republic of China (“R.O.C.”) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with the requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China, which differ in certain respects from U.S. generally accepted accounting principles (see Note 36 to the consolidated financial statements).

As described in Note 3 to the consolidated financial statements, effective from January 1, 2011, the Company has adopted the third revision of the Statement of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement”, and the newly issued Statement of Financial Accounting Standards No. 41, “Operating Segments” of the Republic of China.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013 expressed an unqualified opinion thereon.

ERNST & YOUNG

CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan

Republic of China

April 26, 2013

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in Thousands)

		As of December 31,
	Notes	2011	2012
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	2, 4	49,070,128	42,592,725	1,466,187
Financial assets at fair value through profit or loss, current	2, 5	695,931	655,994	22,582
Available-for-sale financial assets, current	2, 8	5,124,780	4,330,880	149,084
Held-to-maturity financial assets, current	2	13,524	—	—
Notes receivable	2, 3	74,572	25,308	871
Accounts receivable, net	2, 3, 6	14,390,541	16,220,832	558,376
Accounts receivable-related parties, net	2, 3, 27	130,553	81,741	2,814
Other receivables	2, 3	724,563	836,234	28,786
Inventories, net	2, 7	12,709,276	13,023,710	448,320
Prepaid expenses		804,789	1,929,401	66,417
Non-current assets held for sale	2	583	313,171	10,780
Deferred income tax assets, current	2, 25	297,943	890,391	30,650
Restricted assets		20,331	17,135	590

Total current assets		84,057,514	80,917,522	2,785,457

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	2, 5	119,711	72,706	2,503
Available-for-sale financial assets, noncurrent	2, 8, 14	18,835,224	15,116,740	520,370
Financial assets measured at cost, noncurrent	2, 9, 14	8,298,967	7,963,242	274,122
Long-term investments accounted for under the equity method	2, 10, 14, 33	11,275,894	11,792,007	405,921
Prepayment for long-term investments		44,392	34,803	1,198

Total funds and investments		38,574,188	34,979,498	1,204,114

Property, plant and equipment	2, 11, 14, 28, 29
Land		2,065,194	2,112,483	72,719
Buildings		26,631,417	25,957,299	893,539
Machinery and equipment		559,032,330	595,789,472	20,509,104
Transportation equipment		64,918	67,148	2,311
Furniture and fixtures		4,378,308	4,882,971	168,089
Leasehold improvements		836,313	1,753,124	60,348

Total cost		593,008,480	630,562,497	21,706,110
Less : Accumulated depreciation		(463,622,840)	(485,931,177)	(16,727,407)
Less : Accumulated impairment		(3,115,991)	(4,621,310)	(159,081)
Add : Construction in progress and prepayments		23,054,651	18,844,025	648,675

Property, plant and equipment, net		149,324,300	158,854,035	5,468,297

Trademarks	2	317	572	19
Goodwill	2, 14	50,863	50,863	1,751
Other intangible assets	2, 12	299,680	1,306,057	44,959
Deferred charges	2	1,513,157	1,523,909	52,458
Deferred income tax assets, noncurrent	2, 25	2,993,953	828,256	28,511
Other assets-others	2, 13, 14, 28	3,017,774	2,498,206	85,997

Total assets		279,831,746	280,958,918	9,671,563

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	15	9,411,877	5,772,615	198,713
Financial liabilities at fair value through profit or loss, current	2, 16	741,531	767,605	26,424
Notes and accounts payable		5,010,222	6,265,920	215,694
Income tax payable	2	514,977	1,191,790	41,026
Accrued expenses	2, 23	9,756,579	10,782,582	371,173
Payable on equipment		8,517,694	5,382,395	185,280
Current portion of long-term liabilities	2, 17, 18, 28	8,002,051	8,887,006	305,921
Deferred income tax liabilities, current	2, 25	32,985	16	1
Other current liabilities		918,038	983,892	33,869

Total current liabilities		42,905,954	40,033,821	1,378,101

Long-term liabilities
Bonds payable	2, 17	11,984,404	21,932,193	754,981
Long-term loans	18, 28	9,110,982	10,222,620	351,897
Accrued pension liabilities	2, 19	3,261,101	3,366,143	115,874
Deposits-in		105,617	153,745	5,292
Deferred income tax liabilities, noncurrent	2, 25	35,908	32,304	1,112
Other liabilities-others		302,817	197,147	6,786

Total long-term liabilities		24,800,829	35,904,152	1,235,942

Total liabilities		67,706,783	75,937,973	2,614,043

Commitments and contingent	29
Capital stock	2, 20, 21	130,844,556	129,521,093	4,458,557
Additional paid-in capital	2, 10, 17, 21	46,460,665	46,994,672	1,617,717
Retained earnings	2, 10, 23	24,499,124	25,905,225	891,746
Cumulative translation adjustment	2	(2,268,792)	(5,725,284)	(197,083)
Unrealized gain or loss on financial instruments	2, 8	14,424,891	10,717,489	368,933
Treasury stock	2, 20, 22	(6,223,357)	(4,963,389)	(170,857)

Total stockholders’ equity of the Company		207,737,087	202,449,806	6,969,013

Minority interests		4,387,876	2,571,139	88,507

Total stockholders’ equity		212,124,963	205,020,945	7,057,520

Total liabilities and stockholders’ equity		279,831,746	280,958,918	9,671,563

The accompanying notes are an integral part of these consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Thousands, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2010	2011	2012
		NT$	NT$	NT$	US$
Net operating revenues	2, 27	126,441,544	116,702,723	115,674,763	3,981,919
Cost of goods sold	2, 7, 19, 21, 24	(89,517,205)	(95,416,529)	(96,262,902)	(3,313,697)

Gross profit		36,924,339	21,286,194	19,411,861	668,222

Operating expenses	2, 19, 21, 24
Sales and marketing expenses		(2,565,821)	(3,369,589)	(2,748,753)	(94,621)
General and administrative expenses		(3,598,361)	(3,341,672)	(3,371,646)	(116,064)
Research and development expenses		(8,740,479)	(9,395,066)	(9,786,831)	(336,896)

		(14,904,661)	(16,106,327)	(15,907,230)	(547,581)

Operating income		22,019,678	5,179,867	3,504,631	120,641

Non-operating income
Interest revenue		143,480	229,244	211,371	7,276
Investment gain accounted for under the equity method, net	2, 10	114,608	—	718,527	24,734
Dividend income		1,344,017	1,715,111	1,021,699	35,170
Gain on disposal of property, plant and equipment	2	50,383	30,685	661,309	22,765
Gain on disposal of investments	2	2,020,797	1,688,016	5,345,609	184,014
Exchange gain, net	2	—	463,730	353,157	12,157
Gain on valuation of financial assets	2, 5	—	—	49,319	1,698
Gain on valuation of financial liabilities	2, 16	—	1,341,249	—	—
Other income		1,019,469	2,054,687	815,249	28,064

		4,692,754	7,522,722	9,176,240	315,878

Non-operating expenses
Interest expense	2, 11	(16,800)	(306,015)	(458,007)	(15,766)
Investment loss accounted for under the equity method, net	2, 10	—	(312,261)	—	—
Other investment loss		—	(362)	—	—
Loss on disposal of property, plant and equipment	2	(9,259)	(8,542)	(30,706)	(1,057)
Exchange loss, net	2	(150,905)	—	—	—
Financial expenses		(64,595)	(53,831)	(80,262)	(2,763)
Impairment loss	2, 14	(113,879)	(2,246,490)	(3,369,694)	(115,997)
Loss on valuation of financial assets	2, 5	(217,895)	(343,855)	—	—
Loss on valuation of financial liabilities	2, 16	(665,116)	—	(667,160)	(22,966)
Other losses		(90,362)	(50,882)	(72,083)	(2,481)

		(1,328,811)	(3,322,238)	(4,677,912)	(161,030)

Income from continuing operations before income tax and extraordinary gain		25,383,621	9,380,351	8,002,959	275,489
Income tax expense	2, 25	(1,606,114)	(913,435)	(2,129,038)	(73,289)
Extraordinary gain		68,449	—	—	—

Net income		23,845,956	8,466,916	5,873,921	202,200

Attributable to :
the Company		23,898,905	10,609,695	7,819,448	269,172
Minority interests		(52,949)	(2,142,779)	(1,945,527)	(66,972)

		23,845,956	8,466,916	5,873,921	202,200

Earnings per share-basic (in dollars)	2, 26	1.91	0.84	0.62

Shares used in per share calculation-basic		12,496,485	12,561,249	12,624,817

Earnings per share-diluted (in dollars)	2, 26	1.87	0.81	0.59

Shares used in per share calculation-diluted		12,767,590	13,241,680	13,456,168

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in Thousands)

	Capital		Additional Paid-in Capital	Retained Earnings		Cumulative Translation Adjustment	Unrealized Gain/Loss on Financial Instruments	Treasury Stock		Total
	Common Stock	Shares		Legal Reserve	Unappropriated Earnings				Minority Interests
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2010	129,877,713	12,987,771	44,365,049	—	10,648,813	(318,188)	30,915,079	(1,890,145)	497,935	214,096,256
Appropriation and distribution of 2009 retained earnings
Legal reserve	—	—	—	1,064,881	(1,064,881)	—	—	—	—	—
Cash dividends	—	—	—	—	(6,233,002)	—	—	—	—	(6,233,002)
Net income in 2010	—	—	—	—	23,898,905	—	—	—	(52,949)	23,845,956
Treasury stock acquired	—	—	—	—	—	—	—	(4,843,588)	—	(4,843,588)
Compensation cost of employee stock options	—	—	254,106	—	—	—	—	—	—	254,106
Treasury stock sold to employees	—	—	420,648	—	—	—	—	510,376	—	931,024
Adjustment of funds and investments disposal	—	—	—	—	—	(30)	—	—	—	(30)
Adjustment of retained earnings accounted for under the equity method	—	—	—	—	(119,157)	—	—	—	—	(119,157)
Cash dividends allocated to subsidiaries	—	—	8,040	—	—	—	—	—	—	8,040
Changes in unrealized loss on available-for-sale financial assets	—	—	—	—	—	—	(1,268,275)	—	—	(1,268,275)
Changes in unrealized loss on financial instruments of investees	—	—	—	—	—	—	(1,930,821)	—	—	(1,930,821)
Exercise employee stock options	1,410	141	1,132	—	—	—	—	—	—	2,542
Changes in cumulative translation adjustment	—	—	—	—	—	(4,960,782)	—	—	—	(4,960,782)
Changes in minority interests	—	—	—	—	—	—	—	—	5,353,760	5,353,760

Balance as of December 31, 2010	129,879,123	12,987,912	45,048,975	1,064,881	27,130,678	(5,279,000)	27,715,983	(6,223,357)	5,798,746	225,136,029

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in Thousands)

	Capital			Additional Paid-in Capital	Retained Earnings		Cumulative Translation Adjustment	Unrealized Gain/Loss on Financial Instruments	Treasury Stock		Total
	Common Stock	Shares	Collected in Advance		Legal Reserve	Unappropriated Earnings				Minority Interests
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2011	129,879,123	12,987,912	—	45,048,975	1,064,881	27,130,678	(5,279,000)	27,715,983	(6,223,357)	5,798,746	225,136,029
Appropriation and distribution of 2010 retained earnings
Legal reserve	—	—	—	—	2,377,975	(2,377,975)	—	—	—	—	—
Cash dividends	—	—	—	—	—	(14,033,575)	—	—	—	—	(14,033,575)
Net income in 2011	—	—	—	—	—	10,609,695	—	—	—	(2,142,779)	8,466,916
Compensation cost of employee stock options	—	—	—	213,639	—	—	—	—	—	—	213,639
Treasury stock sold to employees	—	—	—	599,139	—	—	—	—	—	—	599,139
Embedded conversion options derived from convertible bonds	—	—	—	679,612	—	—	—	—	—	—	679,612
Derecognise convertible bonds	—	—	—	(137,088)	—	—	—	—	—	—	(137,088)
Adjustment of additional paid-in capital accounted for under the equity method	—	—	—	(103)	—	—	—	—	—	—	(103)
Adjustment of funds and investments disposal	—	—	—	—	—	—	(5)	—	—	—	(5)
Adjustment of retained earnings accounted for under the equity method	—	—	—	—	—	(272,555)	—	—	—	—	(272,555)
Cash dividends allocated to subsidiaries	—	—	—	17,874	—	—	—	—	—	—	17,874
Changes in unrealized loss on available-for-sale financial assets	—	—	—	—	—	—	—	(10,470,556)	—	—	(10,470,556)
Changes in unrealized loss on financial instruments of investees	—	—	—	—	—	—	—	(2,820,536)	—	—	(2,820,536)
Exercise employee stock options	964,293	96,430	1,140	38,617	—	—	—	—	—	—	1,004,050
Changes in cumulative translation adjustment	—	—	—	—	—	—	3,010,213	—	—	—	3,010,213
Changes in minority interests	—	—	—	—	—	—	—	—	—	731,909	731,909

Balance as of December 31, 2011	130,843,416	13,084,342	1,140	46,460,665	3,442,856	21,056,268	(2,268,792)	14,424,891	(6,223,357)	4,387,876	212,124,963

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in Thousands)

	Capital			Additional Paid-in Capital	Retained Earnings		Cumulative Translation Adjustment	Unrealized Gain/Loss on Financial Instruments	Treasury Stock		Total
	Common Stock	Shares	Collected in Advance		Legal Reserve	Unappropriated Earnings				Minority Interests
	NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2012	130,843,416	13,084,342	1,140	46,460,665	3,442,856	21,056,268	(2,268,792)	14,424,891	(6,223,357)	4,387,876	212,124,963
Appropriation and distribution of 2011 retained earnings
Legal reserve	—	—	—	—	1,033,714	(1,033,714)	—	—	—	—	—
Cash dividends	—	—	—	—	—	(6,316,435)	—	—	—	—	(6,316,435)
Net income in 2012	—	—	—	—	—	7,819,448	—	—	—	(1,945,527)	5,873,921
Treasury stock retired	(1,579,344)	(157,934)	—	319,376	—	—	—	—	1,259,968	—	—
Compensation cost of employee stock options	—	—	—	77,643	—	—	—	—	—	—	77,643
Treasury stock sold to employees	—	—	—	125,120	—	—	—	—	—	—	125,120
Derecognise convertible bonds	—	—	—	(6,403)	—	—	—	—	—	—	(6,403)
Adjustment of funds and investments disposal	—	—	—	—	—	—	216	—	—	—	216
Adjustment of retained earnings accounted for under the equity method	—	—	—	—	—	(96,912)	—	—	—	—	(96,912)
Cash dividends allocated to subsidiaries	—	—	—	8,036	—	—	—	—	—	—	8,036
Changes in unrealized loss on available-for-sale financial assets	—	—	—	—	—	—	—	(1,526,507)	—	—	(1,526,507)
Changes in unrealized loss on financial instruments of investees	—	—	—	—	—	—	—	(2,180,895)	—	—	(2,180,895)
Exercise employee stock options	253,983	25,398	1,898	10,235	—	—	—	—	—	—	266,116
Changes in cumulative translation adjustment	—	—	—	—	—	—	(3,456,708)	—	—	—	(3,456,708)
Changes in minority interests	—	—	—	—	—	—	—	—	—	128,790	128,790

Balance as of December 31, 2012	129,518,055	12,951,806	3,038	46,994,672	4,476,570	21,428,655	(5,725,284)	10,717,489	(4,963,389)	2,571,139	205,020,945

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands)

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income attributable to stockholders of the Company	23,898,905	10,609,695	7,819,448	269,172
Net loss attributable to minority interests	(52,949)	(2,142,779)	(1,945,527)	(66,972)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Extraordinary gain	(82,469)	—	—	—
Depreciation	29,951,312	31,915,068	35,011,412	1,205,212
Amortization	544,321	455,731	726,163	24,997
Bad debt expense (reversal)	20,748	578,805	(12,059)	(415)
Donation income	—	(691,611)	—	—
Loss on decline in market value, scrap and obsolescence of inventories	82,453	1,754,699	533,778	18,375
Cash dividends received under the equity method	48,753	305,396	85,635	2,948
Investment loss (gain) accounted for under the equity method	(114,608)	312,261	(718,527)	(24,734)
Loss (Gain) on valuation of financial assets and liabilities	883,011	(997,394)	617,841	21,268
Impairment loss	113,879	2,246,490	3,369,694	115,996
Gain on disposal of investments	(2,020,797)	(1,688,016)	(5,345,609)	(184,014)
Loss on other investment	—	—	26,790	922
Gain on disposal of property, plant and equipment	(41,124)	(22,143)	(630,603)	(21,708)
Gain on disposal of non-current assets held for sale	(449)	(193,855)	—	—
Gain on reacquisition of bonds	—	(167,311)	(105,106)	(3,618)
Amortization of financial assets discounts	(7,253)	—	—	—
Amortization of bond discounts	227,139	300,389	338,217	11,643
Amortization of administrative expenses from syndicated loans	273	4,051	4,606	159
Exchange loss (gain) on financial assets and liabilities	(327,341)	77,874	(117,602)	(4,048)
Exchange loss (gain) on long-term liabilities	(498,520)	188,531	(122,609)	(4,221)
Exchange gain on capital reduction of long-term investments accounted for under the equity method	—	—	(232,820)	(8,014)
Exchange loss (gain) on disposal of non-current assets held for sale	266	(767)	(279)	(10)
Amortization of deferred income	(145,764)	(98,940)	(101,248)	(3,485)
Stock-based payment	646,968	796,253	195,905	6,744
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	612,802	(140,618)	80,909	2,785
Notes receivable and Accounts receivable	(2,315,832)	3,762,332	(1,881,414)	(64,765)
Other receivables	1,380,061	(124,682)	43,833	1,509
Inventories	(3,334,002)	(1,250,546)	(1,008,090)	(34,702)
Prepaid expenses	(586,039)	65,796	(645,350)	(22,215)
Deferred income tax assets and liabilities	69,112	469,352	1,287,855	44,332
Notes and accounts payable	1,776,366	(2,054,788)	1,341,039	46,163
Accrued expenses	3,893,450	(2,811,033)	1,418,049	48,814
Other current liabilities	(1,271,666)	12,722	183,892	6,330
Accrued pension liabilities	38,378	(32,378)	110,826	3,815
Other liabilities-others	105,629	215,216	206,070	7,094

Net cash provided by operating activities	53,495,013	41,653,800	40,535,119	1,395,357

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(163,620)	(85,451)	(22,220)	(765)
Proceeds from disposal of financial assets at fair value through profit or loss	—	29,656	—	—
Acquisition of available-for-sale financial assets	(232,092)	(98,188)	(600,226)	(20,662)
Proceeds from disposal of available-for-sale financial assets	3,485,293	3,103,136	4,888,442	168,277
Acquisition of financial assets measured at cost	(835,525)	(1,517,080)	(1,287,971)	(44,336)
Proceeds from disposal of financial assets measured at cost	333,977	409,240	881,985	30,361
Acquisition of long-term investments accounted for under the equity method	(597,459)	(3,325,272)	(281,695)	(9,697)
Proceeds from disposal of long-term investments accounted for under the equity method	157,734	119,643	1,705	59
Proceeds from maturity of held-to-maturity financial assets	—	—	13,524	466
Prepayment for long-term investments	—	(43,921)	—	—
Proceeds from capital reduction and liquidation of investments	52,914	251,584	275,377	9,479
Net cash received (paid) from acquisition of subsidiaries	1,859,186	29,350	(1,525)	(53)
Net cash paid for disposal of subsidiaries	(176,217)	(93,668)	(241,261)	(8,305)
Other receivables	27,108	—	—	—
Acquisition of minority interests	(266,382)	(111,533)	—	—
Acquisition of property, plant and equipment	(61,322,819)	(53,326,115)	(52,185,910)	(1,796,417)
Proceeds from disposal of property, plant and equipment	76,044	44,962	1,160,719	39,956
Proceeds from disposal of non-current assets held for sale	405,098	594,738	—	—
Acquisition of non-current assets held for sale	—	—	(313,171)	(10,781)
Increase in deferred charges	(382,050)	(392,956)	(631,439)	(21,736)
Acquisition of intangible assets	—	(287,203)	(762,818)	(26,259)
Decrease (Increase) in restricted assets	(26,077)	4,806	27,218	937
Increase in other assets-others	(174,066)	(425,788)	(69,147)	(2,380)

Net cash used in investing activities	(57,778,953)	(55,120,060)	(49,148,413)	(1,691,856)

The accompanying notes are an integral part of these consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands)

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase (decrease) in short-term loans	4,202,660	5,294,899	(3,544,490)	(122,013)
Proceeds from long-term loans	1,345,000	7,861,160	17,062,355	587,345
Repayments of long-term loans	(33,450)	(3,457,383)	(13,942,144)	(479,936)
Proceeds from bonds issued	—	14,423,000	10,000,000	344,234
Bond issuance costs	—	(67,322)	(12,830)	(442)
Redemption of bonds	(7,500,000)	—	—	—
Reacquisition of bonds	—	(1,725,732)	(139,408)	(4,799)
Cash dividends	(6,224,963)	(14,015,701)	(6,316,420)	(217,433)
Exercise of employee stock options	2,542	1,004,050	266,116	9,161
Treasury stock acquired	(4,843,588)	—	—	—
Treasury stock sold to employees	510,517	—	—	—
Proceeds from disposal of treasury stock	27,211	15,071	4,207	145
Increase in deposits-in	9,620	81,722	55,202	1,900
Increase in minority stockholders	2,330,577	509,225	155,161	5,341

Net cash provided by (used in) financing activities	(10,173,874)	9,922,989	3,587,749	123,503

Effect of exchange rate changes on cash and cash equivalents	(424,041)	1,342,294	(1,451,858)	(49,978)

Net decrease in cash and cash equivalents	(14,881,855)	(2,200,977)	(6,477,403)	(222,974)
Cash and cash equivalents at beginning of period	66,152,960	51,271,105	49,070,128	1,689,161

Cash and cash equivalents at end of period	51,271,105	49,070,128	42,592,725	1,466,187

Supplemental disclosures of cash flow information:
Cash paid for interest	239,265	262,459	359,643	12,380
Less: Cash paid for capitalized interest	(224,029)	(72,495)	(91,215)	(3,140)

Cash paid for interest excluding capitalized interest	15,236	189,964	268,428	9,240

Cash paid for income tax	117,584	1,452,646	105,824	3,643

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	67,623,874	49,286,693	49,075,663	1,689,352
Discount on property, plant and equipment	(1,592)	(58,110)	(6,945)	(239)
Add: Payable at beginning of period	5,487,908	12,620,481	8,517,694	293,208
Add: Effect of acquisition of subsidiaries	833,110	—	—	—
Less: Payable at end of period	(12,620,481)	(8,517,694)	(5,382,395)	(185,281)
Less: Effect of disposal of subsidiaries	—	(5,255)	(18,107)	(623)

Cash paid for acquiring property, plant and equipment	61,322,819	53,326,115	52,185,910	1,796,417

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	HISTORY AND ORGANIZATION

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

The numbers of employees as of December 31, 2011 and 2012 were 15,820 and 15,624, respectively.

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

Transactions between consolidated entities are eliminated in the consolidated financial statements. The difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized, and goodwill arising from new acquisitions is analyzed and accounted for under the R.O.C. Statement of Financial Accounting Standard (R.O.C. SFAS) No. 25, “Business Combination—Accounting Treatment under Purchase Method” (R.O.C. SFAS 25), in which goodwill is not subject to amortization.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The consolidated entities are as follows:

As of December 31, 2011

Investor	Subsidiary	Business nature	Percentage of ownership (%)

UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00

UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Marketing support activities	100.00

UMC	UMC CAPITAL CORP.	Investment holding	100.00

UMC	GREEN EARTH LIMITED	Investment holding	100.00

UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00

UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00

UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00

UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	100.00

UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	100.00

UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.16

FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00

FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Solar power cell manufacturing and sale	8.81

FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.05

UNITRUTH	TOPCELL	Solar power cell manufacturing and sale	3.81

UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25

UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00

UMC CAPITAL CORP.	ECP VITA LTD. (Note A)	Insurance	100.00

TLC	SOARING CAPITAL CORP.	Investment holding	100.00

TLC	TOPCELL	Solar power cell manufacturing and sale	8.81

TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87

SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00

NBI	GREEN FIELD (SAMOA) LIMITED (Note B)	Investment holding	100.00

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investor	Subsidiary	Business nature	Percentage of ownership (%)

NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00

NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	90.61

NBI	UNISTARS CORP. (UNISTARS)	High brightness LED packages	72.83

NBI	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	GaAs foundry service	72.16

NBI	UNITED LIGHTING (Note C)	LED lighting manufacturing and sale	55.25

NBI	TOPCELL	Solar power cell manufacturing and sale	48.66

UNITED LIGHTING	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED (Note C)	Investment holding	100.00

UNITED LIGHTING	POWER LIGHT INVESTMENTS LIMITED (POWER LIGHT (SAMOA)) (Note C)	Investment holding	100.00

POWER LIGHT (SAMOA)	BAO LIN (SHANDONG) GUANG DIAN KE JI YOU XIAN GONGSI (Note C)	LED lighting manufacturing and sale	100.00

WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00

EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00

EVERRICH	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	100.00

EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00

SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	100.00

GREEN FIELD (SAMOA) LIMITED	NEW BUSINESS REALTY (SAMOA) LIMITED (Note B)	Investment holding	100.00

NEXPOWER	NEWENERGY HOLDING LIMITED (Note D)	Investment holding	100.00

NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00

NEWENERGY HOLDING LIMITED	FUTUREPOWER HOLDING LIMITED (Note D)	Investment holding	100.00

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investor	Subsidiary	Business nature	Percentage of ownership (%)

FUTUREPOWER HOLDING LIMITED	NEXPOWER (SHANDONG) ENERGY CO., LTD. (Note D)	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	100.00

NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00

As of December 31, 2012

Investor	Subsidiary	Business nature	Percentage of ownership (%)

UMC	UMC-USA	IC Sales	100.00

UMC	UME BV	Marketing support activities	100.00

UMC	UMC CAPITAL CORP.	Investment holding	100.00

UMC	GREEN EARTH LIMITED	Investment holding	100.00

UMC	TLC	New business investment	100.00

UMC	NBI	Investment holding	100.00

UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00

UMC	FORTUNE	Consulting and planning for investment in new business	100.00

UMC	UMCJ	Sales and manufacturing of integrated circuits	100.00

UMC	NEXPOWER	Sales and manufacturing of solar power batteries	44.16

FORTUNE	UNITRUTH	Investment holding	100.00

FORTUNE	TOPCELL	Solar power cell manufacturing and sale	8.79

FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.05

UNITRUTH	TOPCELL	Solar power cell manufacturing and sale	3.80

UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25

UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00

UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	100.00

TLC	SOARING CAPITAL CORP.	Investment holding	100.00

TLC	TOPCELL	Solar power cell manufacturing and sale	8.79

TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investor	Subsidiary	Business nature	Percentage of ownership (%)

SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00

UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00

NBI	TERA ENERGY	Energy technical services	100.00

NBI	EVERRICH	Solar engineering integrated design services	89.38

NBI	WAVETEK	GaAs foundry service	74.69

NBI	UNISTARS	High brightness LED packages	72.04

NBI	TOPCELL	Solar power cell manufacturing and sale	48.53

WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00

EVERRICH	EVERRICH-HK	Investment holding	100.00

EVERRICH	SMART ENERGY	Investment holding	100.00

EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00

SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	100.00

TERA ENERGY	TERA ENERGY USA INC.	Solar project	100.00

NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00

NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00

NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00

Note A:	On December 21, 2012, ECP VITA LTD. has filed for liquidation through a decision at its stockholders’ meeting. The Company ceased using the equity method from that day. ECP VITA LTD. is not included as a consolidated subsidiary as of December 31, 2012.

Note B:	On November 15, 2012, GREEN FIELD (SAMOA) LIMITED has filed for dissolution. The Company ceased using the equity method from that day. GREEN FIELD (SAMOA) LIMITED and its subsidiaries are not included as consolidated entities as of December 31, 2012.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note C:	On June 19, 2012, UNITED LIGHTING has filed for liquidation through a decision at its stockholders’ meeting. The Company ceased using the equity method from that day. UNITED LIGHTING and its subsidiaries are not included as a consolidated subsidiary as of December 31, 2012.

Note D:	On August 22, 2012, NEWENERGY HOLDING LIMITED has filed for liquidation through a decision at its stockholders’ meeting. The Company ceased using the equity method from that day. NEWENERGY HOLDING LIMITED and its subsidiaries are not included as a consolidated subsidiary as of December 31, 2012.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Convenience Translation into US Dollars

Translations of amount from New Taiwan dollars (NT$) into United States dollars for the reader’s convenience were calculated at the rate of US$1.00 to NT$29.05 on December 31, 2012 released by Board of Governors of the Federal Reserve System. No representation is made that the NT$ amounts could have been, or could be, converted into United States dollars at such rate.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation is recognized on a straight-line basis using the estimated economic life of the assets:

Buildings	3~55 years
Machinery and equipment	2~11 years
Transportation equipment	4~7 years
Furniture and fixtures	2~20 years
Leased assets and leasehold improvements	The lease period or estimated economic life, whichever is shorter

Intangible Assets

a.	Trademarks are stated at cost and amortized over 10 years on a straight-line basis.

b.	Goodwill generated from business combinations is not subject to amortization. After initial recognition, goodwill shall be carried at cost less any accumulated impairment losses. Whenever impairment indicators exist or at least annually, the Company completes the goodwill impairment test to determine whether goodwill is impaired. Goodwill impairment shall not be reversed once recognized.

c.	Other intangible assets are mainly the technology license fee and land-use right which are stated at cost. The Company completes the impairment test for technology license fee at least annually before expected benefits are consumed by the Company. When expected benefits of technology license fee can be consumed by the Company, the technology license fee is amortized over estimated economic life on a straight-line basis and land-use right is amortized over 25 years on a straight-line basis.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows:

Intellectual property license fees	The shorter of contract term or estimated economic life of the related technology
Software	1~6 years

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

The accounting for UMC’s pension liability is computed in accordance with R.O.C. SFAS No. 18, “Accounting for Pension.” Net pension costs of the defined benefit plan are recorded based on an independent actuarial valuation. Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. UMC recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For treasury stock sold to employees, the Company recognizes compensation cost in accordance with R.O.C. SFAS 39 and ARDF Interpretation No. 96-266 “Accounting for Treasury Stock Purchased by Employees” and ARDF Interpretation No. 98-111 “Determining the Grant Date of Share-Based Payment.”

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured. Most of the Company’s sales transactions have shipping terms of Free Carrier (FCA), by which title and the risk of loss or damage for the shipment are transferred to the customer upon delivery of the product to a carrier approved by the customer.

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

Operating Segment Information

Effective January 1, 2011, the Company adopted R.O.C. SFAS No. 41, “Operating Segments” (R.O.C. SFAS 41), to present operating segment information. The newly issued R.O.C. SFAS 41 replaced R.O.C. SFAS No. 20, “Segment Reporting”, the comparative operating segment information has been presented accordingly. This change in accounting principles had no effect on consolidated net income or consolidated earnings per share for the year ended December 31, 2011.

4.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2011	2012
	NT$’000	NT$’000
Cash
Cash on hand	4,470	3,971
Checking and savings accounts	13,795,814	10,656,261
Time deposits	31,737,840	27,347,736

Subtotal	45,538,124	38,007,968

Cash equivalents	3,532,004	4,584,757

Total	49,070,128	42,592,725

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of December 31,
	2011	2012
	NT$’000	NT$’000
Current
Listed stocks	202,081	256,685
Corporate bonds	493,850	399,309

Subtotal	695,931	655,994

Noncurrent
Preferred stocks	26,295	29,026
Convertible bonds	93,416	43,680

Subtotal	119,711	72,706

Total	815,642	728,700

During the years ended December 31, 2010, 2011 and 2012, net gains (losses) arising from the changes in fair value of financial assets at fair value through profit or loss were NT$(222) million, NT$(324) million and NT$45 million, respectively.

6.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2011	2012
	NT$’000	NT$’000
Accounts receivable	15,235,258	17,426,163
Less: Allowance for sales returns and discounts	(165,000)	(592,043)
Less: Allowance for doubtful accounts	(679,717)	(613,288)

Net	14,390,541	16,220,832

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	INVENTORIES, NET

	As of December 31,
	2011	2012
	NT$’000	NT$’000
Raw materials	2,389,760	1,847,533
Supplies and spare parts	2,281,665	2,142,737
Work in process	7,784,470	9,369,975
Finished goods	3,209,746	2,567,077

Total	15,665,641	15,927,322
Less: Allowance for loss on decline in market value and obsolescence	(2,956,365)	(2,903,612)

Net	12,709,276	13,023,710

a.	The Company recognized losses of NT$1,390 million and NT$7 million as a result of the net realizable value of inventory being lower than its cost, and the loss was included in the cost of goods sold for the years ended December 31, 2011 and 2012, respectively. However, as the circumstances that caused the net realizable value of inventory to be lower than its cost reversed, the Company recognized a reversal gain of NT$90 million for the year ended December 31, 2010.

b.	Inventories were not pledged.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of December 31,
	2011	2012
	NT$’000	NT$’000
Current
Common stocks	5,124,780	4,330,880

Noncurrent
Common stocks	18,767,614	14,703,506
Depositary receipts	37,400	299,908
Funds	30,210	113,326

Subtotal	18,835,224	15,116,740

Total	23,960,004	19,447,620

During the years ended December 31, 2010, 2011 and 2012, the net unrealized gains (losses) adjustments to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were NT$(1,003) million, NT$(10,478) million and NT$1,172 million, respectively. Additionally, the Company recognized gains of NT$1,960 million, NT$1,492 million and NT$4,784 million due to the disposal of available-for-sale assets during the years ended December 31, 2010, 2011 and 2012, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent. Therefore, UMC reclassified the exchangeable shares to current assets.

9.	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of December 31,
	2011	2012
	NT$’000	NT$’000
Common stocks	5,949,533	5,378,876
Preferred stocks	1,898,072	2,160,748
Funds	451,362	423,618

Total	8,298,967	7,963,242

The Company acquired 4.6 million shares of FIRST INTERNATIONAL TELECOM CORP. (FIRST INTERNATIONAL TELECOM) through private placement in March 2008 and 4 million shares of E-ONE MOLI ENERGY CORP. (E-ONE) through private placement in June 2009. The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of FIRST INTERNATIONAL TELECOM and E-ONE were removed on April 25, 2011 and August 31, 2012, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.	Details of long-term investments accounted for under the equity method are as follows:

	As of December 31,
	2011		2012
Investee Companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
	NT$’000%		NT$’000%
Listed companies
CRYSTALWISE TECHNOLOGY INC. (CRYSTALWISE) (Note A)	87,501	4.25	78,639	4.21

Unlisted companies
NEWENERGY HOLDING LIMITED (NEWENERGY) (Note B)	—	—	185,143	100.00
ECP VITA LTD. (Note C)	—	—	—	100.00
ASEPOWER 1 S.R.L. (Note D)	—	—	—	75.00
MOS ART PACK CORP. (MAP) (Note E)	238,373	72.98	238,373	72.98
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (Note F)	—	—	12,493	55.25
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note D)	725,381	50.00	688,008	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note D)	45,573	50.00	45,647	50.00
ACHIEVE MADE INTERNATIONAL LTD.	42,909	44.06	55,730	49.38
LIST EARN ENTERPRISE INC.	9,688	49.00	9,616	49.00
ALLIANCE OPTOTEK CORP.	77,545	47.99	16,547	47.99
MTIC HOLDINGS PTE. LTD.	214,918	46.49	189,012	45.44
YUNG LI INVESTMENTS, INC.	213,558	45.16	206,507	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,298,748	45.00	1,458,458	45.00

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2011		2012
Investee Companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
	NT$’000%		NT$’000%
UNITED LED CORPORATION HONG KONG LIMITED	593,479	45.00	404,409	45.00
UNITECH CAPITAL INC.	700,433	42.00	667,781	42.00
LTI REENERGY CO., LTD. (LTI) (Note D)	2,918	40.00	4,264	40.00
HSUN CHIEH INVESTMENT CO., LTD.	2,749,884	36.49	2,673,856	36.49
UC FUND II	36,584	35.45	52,304	35.45
BEST ELITE INTERNATIONAL LIMITED (Note G, H)	3,141,108	34.90	3,776,610	35.03
EXOJET TECHNOLOGY CORP.	104,138	33.40	95,911	33.10
CTC CAPITAL PARTNERS I, L. P.	127,784	31.40	124,492	31.40
UNIMICRON HOLDING LIMITED	626,242	21.93	651,845	21.93
DAIWA QUANTUM CAPITAL PARTNERS I, L. P. (Note I)	59,984	12.50	57,721	12.50
TRANSLINK CAPITAL PARTNERS I, L. P. (Note I)	120,097	10.38	98,641	10.38
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. (SHENYANG U-LIGHTING)	4,080	49.00	—	—
SOLAR GATE TECHNOLOGY CO., LTD.	39,417	32.73	—	—
HIGH POWER LIGHTING CORP.	15,552	20.24	—	—

Subtotal	11,188,393		11,713,368

Total	11,275,894		11,792,007

Note A:	The Company acquired 2.7 million shares of CRYSTALWISE through private placement in August 2010. The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of CRYSTALWISE will be removed on September 23, 2013. The Company determined it should apply the equity method to CRYSTALWISE because it was considered to have the significant influence according to Statements of Financial Accounting Standards through common Chairman of the Board.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note B:	On August 22, 2012, NEWENERGY has filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of December 31, 2012.

Note C:	On December 21, 2012, ECP VITA LTD. has filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of December 31, 2012.

Note D:	The Company uses the equity method to account for its investment in ASEPOWER 1 S.R.L., SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and LTI, which are jointly controlled entities.

Note E:	On March 10, 2011, MAP has filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of December 31, 2012.

Note F:	On June 19, 2012, UNITED LIGHTING has filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of December 31, 2012.

Note G:	Not until March 2005 did the Company receive an offer of approximately 106 million ordinary shares from Best Elite International Limited (Best Elite), the holding company of HeJian Technology Corp. (HeJian). The offered shares represented approximately 50% of Best Elite’s outstanding ordinary shares and approximately 15% of the total outstanding shares of Best Elite. The Company filed an inquiry with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance with respect to the offer. Subsequent to Best Elite Board approval, the offered ordinary shares were placed in a trust while the Company awaited the Investment Commission’s guidance. While in trust, the Company could not receive ownership (nor any potential stock dividend or cash dividend distributed) and is not the beneficiary thereof unless the Company received approval from the Investment Commission. In the event that any stock dividend or cash dividend was distributed, the Company’s potential stake in Best Elite would have accumulated accordingly.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

No response from the Investment Commission of the Ministry of Economic Affairs was received on the Company’s inquiry for many years. In June 2011, the Company filed an application for the acquisition of the aforementioned donated Best Elite shares as well as for an additional purchase of Series B and B-1 preferred shares (Note H). Thereafter, on November 1, 2011, the Company received the approval letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274530). With such an approval, the Company was able to formally accept the ordinary shares, which have been held in trust since 2006. Based on the approval letter from the Investment Commission of the Ministry of Economic Affairs, which designated the ordinary shares offered by Best Elite as a donation, the Company recognized the said shares at their fair value of USD 23 million on the day of transfer, December 12, 2011, as a long term investment accounted for under the equity method with a corresponding gain recorded in other income.

Note H:	On March 16, 2011, in order to achieve its global market objectives, the Company’s Board of Directors approved an offer to the stockholders of Best Elite to purchase up to 30% of the preferred shares of Best Elite. In June 2011, the Company filed an application on the 15.34% donated shares (in trust as described above) as well as 20.41% of the preferred shares of Best Elite based on the said shareholders’ offering.

Such purchase of 20.41% of the preferred shares of Best Elite was approved on November 1, 2011 in the same letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274530) granting approval for the Company’s ownership of Best Elite ordinary shares placed in trust. Pursuant to such approval, the Company acquired by way of purchase at fair value Series B and B-1 preferred shares representing 19.56% of Best Elite’s total outstanding shares on December 12, 2011 and the Company thereby increased its cumulative ownership in Best Elite to 34.90%. The Company accounts for its investment as a long term investment under the equity method in accordance with R.O.C. SFAS No.5, “Long-term investments under equity method.”

Note I:	The Company follows international accounting practices in equity accounting for limited partnerships because no equivalent type of business exists in R.O.C., and therefore, the Company uses the equity method to account for these investees.

b.	The change of investees’ equity was charged to the Company’s equity. For the years ended December 31, 2011 and 2012, the changes charged to additional paid-in capital were decreases of NT$0.1 million and nil, respectively, and the changes charged to retained earnings were decreases of NT$273 million and NT$97 million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	Total gains (losses) arising from investments accounted for under the equity method were NT$115 million, NT$(312) million and NT$719 million for the years ended December 31, 2010, 2011 and 2012, respectively. Investment income amounted to NT$310 million, NT$376 million and NT$57 million for the years ended December 31, 2010, 2011 and 2012, respectively, and the related long-term investment balances of NT$4,396 million and NT$4,278 million as of December 31, 2011 and 2012, respectively, were determined based on the investees’ financial statements audited by the other independent auditors.

d.	The long-term equity investments were not pledged.

11.	PROPERTY, PLANT AND EQUIPMENT

	As of December 31, 2011
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
	NT$’000	NT$’000	NT$’000	NT$’000
Land	2,065,194	—	(291,757)	1,773,437
Buildings	26,631,417	(11,617,004)	(1,061,634)	13,952,779
Machinery and equipment	559,032,330	(448,545,567)	(1,748,713)	108,738,050
Transportation equipment	64,918	(51,854)	—	13,064
Furniture and fixtures	4,378,308	(3,207,917)	(13,887)	1,156,504
Leasehold improvement	836,313	(200,498)	—	635,815
Construction in progress and prepayments	23,054,651	—	—	23,054,651

Total	616,063,131	(463,622,840)	(3,115,991)	149,324,300

	As of December 31, 2012
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
	NT$’000	NT$’000	NT$’000	NT$’000
Land	2,112,483	—	(251,140)	1,861,343
Buildings	25,957,299	(12,304,809)	(1,639,288)	12,013,202
Machinery and equipment	595,789,472	(469,573,758)	(2,707,998)	123,507,716
Transportation equipment	67,148	(50,426)	(38)	16,684
Furniture and fixtures	4,882,971	(3,527,649)	(22,846)	1,332,476
Leasehold improvement	1,753,124	(474,535)	—	1,278,589
Construction in progress and prepayments	18,844,025	—	—	18,844,025

Total	649,406,522	(485,931,177)	(4,621,310)	158,854,035

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a.	Total interest expense before capitalization amounted to NT$352 million, NT$554 million and NT$755 million for the years ended December 31, 2010, 2011 and 2012, respectively.

Details	of capitalized interest are as follows:

	For the years ended December 31,
	2010	2011	2012
	NT$’000	NT$’000	NT$’000
Land	383	—	143
Buildings	48,454	78	7,516
Machinery and equipment	284,605	245,844	288,987
Furniture and fixtures	1,557	1,661	13
Others	29	100	35

Total interest capitalized	335,028	247,683	296,694

Interest rates applied	1.04%~3.51%	1.02%~2.80%	0.17%~2.29%

b.	Please refer to Note 28 for property, plant and equipment pledged as collateral.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	OTHER INTANGIBLE ASSETS

	For the year ended December 31, 2011
	Beginning Balance	Increase	Decrease	Ending Balance
Cost	NT$’000	NT$’000	NT$’000	NT$’000
Land-use right and others	—	301,691	—	301,691

Accumulated amortization
Land-use right and others	—	(2,011)	—	(2,011)

Total	—	299,680	—	299,680

	For the year ended December 31, 2012
	Beginning Balance	Increase	Decrease	Ending Balance
Cost	NT$’000	NT$’000	NT$’000	NT$’000
Technology license fee	—	1,344,681	—	1,344,681
Land-use right and others	301,691	38,793	(311,067)	29,417

Subtotal	301,691	1,383,474	(311,067)	1,374,098

Accumulated amortization
Technology license fee	—	(67,234)	—	(67,234)
Land-use right and others	(2,011)	(4,499)	5,703	(807)

Subtotal	(2,011)	(71,733)	5,703	(68,041)

Total	299,680	1,311,741	(305,364)	1,306,057

The estimated aggregate amortization expense was NT$136 million for each of the five succeeding fiscal years.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	OTHER ASSETS-OTHERS

	As of December 31,
	2011	2012
	NT$’000	NT$’000
Leased assets	1,011,383	997,579
Deposits-out	1,349,528	1,383,327
Long-term prepayment	532,200	20,460
Others	124,663	96,840

Total	3,017,774	2,498,206

Please refer to Note 28 for Deposits-out pledged as collateral.

14.	IMPAIRMENT LOSS

	For the years ended December 31,
	2010	2011	2012
	NT$’000	NT$’000	NT$’000
Available-for-sale financial assets, noncurrent	—	34,560	228,200
Long-term investments accounted for under the equity method	20,802	105,115	223,695
Financial assets measured at cost, noncurrent	93,077	570,725	578,612
Property, plant and equipment	—	1,238,877	2,258,630
Goodwill	—	286,007	—
Others assets-others	—	11,206	80,557

Total	113,879	2,246,490	3,369,694

After considering objective evidence and the result of the impairment loss testing, the Company recognized impairment losses amounted to NT$114 million, NT$710 million and NT$1,031 million for its available-for-sale financial assets, noncurrent, long-term investments accounted for under the equity method, and financial assets measured at cost, noncurrent, respectively, for the years ended December 31, 2010, 2011 and 2012. The Company determined that goodwill and certain fixed assets would not generate expected future cash flows due to some subsidiaries’ net operating profit being lower than expected. The Company determined the recoverable amounts of these assets based on the fair values less costs to sell. The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount. After considering the relevant objective evidence, the Company recorded an impairment loss of nil, NT$1,536 million and NT$2,339 million for the years ended December 31, 2010, 2011 and 2012, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	SHORT-TERM LOANS

	As of December 31,
	2011	2012
	NT$’000	NT$’000
Unsecured bank loans	9,411,877	5,772,615

	For the years ended December 31,
	2011	2012
Interest rates	0.54%~2.82%	0.55%~2.98%

The Company’s unused short-term lines of credits amounted to NT$19,609 million and NT$8,293 million as of December 31, 2011 and 2012, respectively.

16.	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of December 31,
	2011	2012
	NT$’000	NT$’000
Derivatives embedded in exchangeable bonds	741,531	767,605

During the years ended December 31, 2010, 2011 and 2012, net gains (losses) arising from financial liabilities at fair value through profit or loss were NT$(546) million, NT$1,293 million and NT$643 million, respectively.

17.	BONDS PAYABLE

	As of December 31,
	2011	2012
	NT$’000	NT$’000
Unsecured exchangeable bonds payable	6,125,110	4,651,323
Unsecured convertible bonds payable	12,420,903	12,278,461
Unsecured domestic bonds payable	—	10,000,000
Less: Discounts on bonds payable	(1,141,225)	(705,431)

Total	17,404,788	26,224,353
Less: Current or exchangeable portion	(5,420,384)	(4,292,160)

Net	11,984,404	21,932,193

a.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a)	Issue Amount: US$127.2 million

(b)	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

(c)	Redemption:
i.	UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

(d)	Terms of Exchange

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

i.	Underlying Securities: Common shares of Unimicron

ii.	Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price was originally NTD51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price is NTD45.0059 per share on December 31, 2012.

(e)	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.	The bondholders shall have exercised the exchange right before maturity; or

iii.	The bonds shall have been redeemed or purchased by UMC and cancelled.

b.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$80 million

(b)	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

(c)	Redemption:
i.	UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

(d)	Terms of Exchange
i.	Underlying Securities: Common shares of Novatek

ii.	Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price was originally NTD108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price is NTD 91.1045 per share on December 31, 2012.

(e)	Exchange of the Bonds:

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$43 million into Novatek shares. Gains arising from the exercise of exchange rights during the year ended December 31, 2012 amounted NT$1,522 million and was recognized as gain on disposal of investment.

(f)	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder ;

ii.	The bondholders shall have exercised the exchange right before maturity; or

iii.	The bonds shall have been redeemed or purchased by UMC and cancelled.

c.	On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$500 million

(b)	Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

(c)	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price. The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All or any portion of the bonds will be redeemable in at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s common shares cease to be listed on the Taiwan Stock Exchange.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

(d)	Terms of Conversion

i.	Underlying Securities: ADS of UMC

ii.	Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.	Conversion Price and adjustment: The conversion price was originally USD 3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00. The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The conversion price is USD 3.3402 per ADS on December 31, 2012.

(e)	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.	The bondholders shall have exercised the conversion right before maturity; or

iii.	The bonds shall have been redeemed or repurchased by UMC and cancelled.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with R.O.C. SFAS No. 36, “Financial Instruments: Disclosure and Presentation”, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital—stock options amounting to NT$680 million, excluding issuance costs allocated to additional paid-in capital—stock options amounting to NT$3 million. The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

d.	In early June, 2012, UMC issued five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.43%, and the principal will be repayable in June 2017 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.63%, and the principal will be repayable in June 2019 upon maturity.

e.	Repayments of the above-mentioned bonds in the future year are as follows:

Bonds repayable (Year)	Amount
NT$’000
2014	4,651,323
2016	12,278,461
2017 and thereafter	10,000,000

Total	26,929,784

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	LONG-TERM LOANS

a.	Details of long-term loans as of December 31, 2011 and 2012 are as follows:

Lender	As of December 31, 2011	Redemption
	NT$’000

Secured Long-Term Loan from Bank of Taiwan (1)	466,667	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from Bank of Taiwan (2)	1,437,160	Repayable quarterly from October 13, 2012 to July 13, 2016 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (1)	620,000	Repayable semiannually from June 30, 2012 to December 31, 2015 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (2)	200,000	Repayable semiannually from December 24, 2012 to June 24, 2016 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (3)	200,000	Bullet repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (4)	400,000	Bullet repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank	944,000	Repayable quarterly from June 30, 2012 to June 30, 2016 and interest is paid monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	2,770,000	Repayable semiannually from February 10, 2012 to August 10, 2013 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	1,050,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	1,000,000	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	62,500	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	150,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Unsecured Revolving Loan from China Trust Commercial Bank (Note A)	1,500,000	Settlement due on August 30, 2016 and interest is paid monthly.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	500,000	Settlement due on December 29, 2016 and interest is paid monthly.
Unsecured Long-Term Loan from Taishin Bank	400,000	Bullet Repayment on August 25, 2013 and interest is paid monthly.

Subtotal	11,700,327
Less: Administrative expenses from syndicated loans	(7,678)
Less: Current portion	(2,581,667)

Total	9,110,982

	For the year ended December 31, 2011
Interest Rates	1.14%~2.30%

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lender	As of December 31, 2012	Redemption
	NT$’000

Secured Long-Term Loan from Bank of Taiwan (1)	233,333	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.

Secured Long-Term Loan from Bank of Taiwan (2)	1,347,338	Effective July 13, 2011 to July 13, 2016. Interest-only payment for the first year. Principal is repaid by 16 quarterly payments with interest payments due monthly.

Secured Long-Term Loan from First Commercial Bank (1)	542,500	Effective December 31, 2010 to December 31, 2015. Interest-only payment for the first year. Principal is repaid by 8 semiannually payments with interest payments due monthly.

Secured Long-Term Loan from First Commercial Bank (2)	175,000	Effective June 24, 2011 to June 24, 2016. Interest-only payment for the first year. Principal is repaid by 8 semiannually payments with interest payments due monthly.

Secured Long-Term Loan from First Commercial Bank (3)	200,000	Bullet repayment on May 16, 2014 and interest is paid monthly.

Secured Long-Term Loan from First Commercial Bank (4)	400,000	Bullet repayment on June 27, 2014 and interest is paid monthly.

Secured Long-Term Loan from Mega International Commercial Bank (1)	924,705	Effective June 30, 2011 to June 30, 2016, with the first payment due on the first anniversary date of the loan. Principal is repaid by 17 quarterly payments with interest payments due monthly.

Secured Long-Term Loan from Mega International Commercial Bank (2)	58,853

Effective August 1, 2012 to August 1, 2017. Interest-only payment for the 3 quarters of the first year. Principal is repaid by 17 quarterly payments (begin from the 4th quarter of the first year) with interest payments due monthly.

Secured Long-Term Loan from Taiwan Cooperative Bank	149,000

Effective May 25, 2012 to May 25, 2017. Interest-only payment for the 3 quarters of the first year. Principal is repaid by 17 quarterly payments (begin from the 4th quarter of the first year) with interest payments due monthly.

Secured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	Repayable semiannually from February 10, 2012 to August 10, 2013 and interest is paid monthly.

Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	750,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.

Unsecured Long-Term Loan from Bank of Taiwan	400,000	Repayable quarterly from October 31, 2015 to July 31, 2017 and interest is paid monthly.

Unsecured Long-Term Loan from Mega International Commercial Bank	3,692,308	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.

Unsecured Long-Term Loan from First Commercial Bank (1)	12,500	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.

Unsecured Long-Term Loan from First Commercial Bank (2)	50,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lender	As of December 31, 2012	Redemption
	NT$’000

Unsecured Long-Term Loan from E. Sun Bank	300,000	Repayable quarterly from December 24, 2015 to December 24, 2017 and interest is paid monthly.

Unsecured Revolving Loan from China Trust Commercial Bank (Note A)	2,500,000	Settlement due on August 30, 2016 and interest is paid monthly.

Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	1,000,000	Settlement due on December 29, 2016 and interest is paid monthly.

Unsecured Long-Term Loan from Taiwan Cooperative Bank	300,000	Repayable quarterly from March 24, 2016 to December 24, 2017 and interest is paid monthly.

Unsecured Long-Term Loan from Taishin Bank	400,000	Bullet Repayment on August 25, 2013 and interest is paid monthly.

Subtotal	14,820,537
Less: Administrative expenses from syndicated loans	(3,071)
Less: Current portion	(4,594,846)

Total	10,222,620

	For the year ended December 31, 2012
Interest Rates	1.24%~2.51%

Note A:	UMC entered into a 5-year loan agreement with China Trust Commercial Bank, effective August 30, 2011. The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first time use of the loan to the expiry date of the agreement, August 30, 2016. As of December 31, 2011 and 2012, the unused line of credit was NT$1 billion and nil, respectively.
Note B:	UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective December 29, 2011. The agreement offered UMC a revolving line of credit of NT$3 billion starting from the first time use of the loan to the expiry date of the agreement, December 29, 2016. As of December 31, 2011 and 2012, the unused line of credit was NT$2.5 billion and NT$2 billion respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	The long-term loans on December 31, 2012 will be repaid by installments with the last payment on December 24, 2017. Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
NT$’000
2013	4,594,846
2014	2,990,554
2015	2,323,887
2016	4,450,002
2017	461,249

Total	14,820,538

c.	Please refer to Note 28 for property, plant and equipment pledged as collateral for long-term loans.

d.	On December 19, 2012, the board of directors resolved to provide endorsement to NEXPOWER’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,400 million. As of December 31, 2012, the loan agreement along with related endorsement documents have not been signed, and the outstanding balance was nil.

19.	PENSION PLAN

a.	The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees eligible for the Labor Standards Law, a defined benefit plan, were offered the options to elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005 and a total of NT$422 million, NT$503 million and NT$522 million were contributed by the Company for the years ended December 31, 2010, 2011 and 2012, respectively. Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and during the years ended December 31, 2010, 2011 and 2012, the Company made contributions of NT$170 million, NT$165 million and NT$193 million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the fifteenth year. The total units shall not exceed 45 units. In accordance to the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Bank of Taiwan in the name of an administered pension fund committee. Government authority will collect the fund as a Labor Retirement Fund and determine the allocation and investment policy of the assets. The defined benefit plan assets and obligations are measured as of December 31. The unrecognized net asset or obligation at transition based on actuarial valuation is amortized on a straight-line basis over 15 years.

c.	Change in benefit obligation during the year:

	For the years ended December 31,
	2011	2012
	NT$’000	NT$’000
Projected benefit obligation at beginning of year	(5,938,668)	(6,082,644)
Service cost	(107,189)	(83,084)
Interest cost	(107,813)	(109,236)
Benefits paid	58,482	106,322
Gain (Loss) on projected benefit obligation	94,765	(414,980)
Exchange gain (loss)	(82,221)	143,862

Projected benefit obligation at end of year	(6,082,644)	(6,439,760)

d.	Change in pension assets during the year:

	For the years ended December 31,
	2011	2012
	NT$’000	NT$’000
Fair value of plan assets at beginning of year	2,118,193	2,276,883
Actual return on plan assets	(19,379)	35,637
Contributions from employer	167,837	158,870
Benefits paid	(58,482)	(106,322)
Exchange gain (loss) and others	68,714	(115,806)

Fair value of plan assets at end of year	2,276,883	2,249,262

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e.	The funding status of the pension plan is as follows:

	As of December 31,
	2011	2012
	NT$’000	NT$’000
Benefit obligation
Vested benefit obligation	(1,038,313)	(1,152,480)
Non-vested benefit obligation	(2,451,362)	(2,728,767)

Accumulated benefit obligation	(3,489,675)	(3,881,247)
Effect from projected salary increase	(2,592,969)	(2,558,513)

Projected benefit obligation	(6,082,644)	(6,439,760)
Fair value of plan assets	2,276,883	2,249,262

Funded status	(3,805,761)	(4,190,498)
Unrecognized net transitional benefit obligation	1,243	1,119
Unrecognized loss	553,642	712,925
Prior service cost	(10,224)	—
Adjustment required to recognize minimum liabilities	(1)	—

Accrued pension liabilities recognized on the consolidated balance sheet	(3,261,101)	(3,476,454)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

f.	The components of the net periodic pension cost are as follows:

	For the years ended December 31,
	2010	2011	2012
	NT$’000	NT$’000	NT$’000
Service cost	103,864	107,189	83,084
Interest cost	113,884	107,813	109,236
Expected return on plan assets	(55,487)	(50,128)	(61,935)
Amortization of unrecognized transitional net benefit obligation	28,293	124	124
Amortization of unrecognized pension loss	12,069	13,664	212,257
Amortization of prior service cost	(5,197)	(46,513)	(8,816)
Others	(48)	(1,371)	52,528

Net periodic pension cost	197,378	130,778	386,478

The actuarial assumptions underlying are as follows:

	For the year ended December 31, 2010
	UMC	FORTUNE	UMC JAPAN
Discount rate	1.75%	2.00%	2.00%
Rate of salary increase	4.00%	3.00%	2.55%
Expected return on plan assets	1.75%	2.00%	3.65%

	For the year ended December 31, 2011
	UMC	FORTUNE	UMC JAPAN
Discount rate	1.90%	2.00%	2.00%
Rate of salary increase	4.00%	3.00%	2.55%
Expected return on plan assets	1.90%	2.00%	3.20%

	For the year ended December 31, 2012
	UMC	FORTUNE	UMC JAPAN
Discount rate	1.75%	1.75%	2.00%
Rate of salary increase	4.00%	3.00%	2.55%
Expected return on plan assets	1.75%	1.75%	4.78%

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expected future benefit payments are as follows:

Year	Amount
NT$’000
2013	1,044,502
2014	21,796
2015	32,001
2016	49,505
2017	70,759
2018-2022	640,762

The Company expects to make pension fund contributions of NT$307 million in 2013.

20.	CAPITAL STOCK

a.	UMC had 26,000 million common shares authorized to be issued, and 13,084 million shares were issued as of December 31, 2011, each at a par value of NT$10.

b.	UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of December 31, 2011. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of December 31, 2011. One ADS represents five common shares.

c.	Among the employee stock options issued by UMC on June 19, 2009, 96,544 thousand options were exercised during the year ended December 31, 2011. The issuance process for 96,430 thousand shares was completed through the authority as of December 31, 2011. UMC recorded cash collected for the remaining 114 thousand shares still pending authorization as of December 31, 2011 under Capital collected in advance. The issuance process through the authority was subsequently completed on March 28, 2012.

d.	On March 14, 2012, UMC cancelled 158 million shares of treasury stock, which were repurchased during the periods from January 7 to February 16, 2009, for the purpose of transferring to employees.

e.	UMC had 26,000 million common shares authorized to be issued, and 12,952 million shares were issued as of December 31, 2012, each at a par value of NT$10.

f.	UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of December 31, 2012. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of December 31, 2012. One ADS represents five common shares.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

g.	Among the employee stock options issued by UMC on June 19, 2009, 122,131 thousand options were exercised during the year ended December 31, 2012. The issuance process for 121,827 thousand shares was completed through the authority as of December 31, 2012. UMC recorded cash collected for the remaining 304 thousand shares still pending authorization as of December 31, 2012 under Capital collected in advance.

21.	EMPLOYEE STOCK OPTIONS

On September 30, 2004, December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 150 million, 350 million, 500 million and 500 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Shares available to option holders (in thousands) (Note)	Exercise price (NTD) (Note)
October 13, 2004	20,200	—	—	$24.28
April 29, 2005	23,460	—	—	$22.37
August 16, 2005	54,350	—	—	$29.47
September 29, 2005	51,990	—	—	$26.89
January 4, 2006	39,290	—	—	$23.17
May 22, 2006	42,058	—	—	$25.19
August 24, 2006	28,140	—	—	$24.09
December 13, 2007	500,000	332,656	332,656	$18.03
June 19, 2009	300,000	132,350	132,350	$10.40
Total	1,059,488	465,006	465,006

Note:	The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock. The exercise price of the options is also adjusted according to capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a.	A summary of the Company’s stock option plan and related information for the years ended December 31, 2011 and 2012 is as follows:

	For the years ended December 31,
	2011			2012
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
Outstanding at beginning of period	752,700	718,876	$16.05	560,526	547,724	$16.09
Exercised	(96,544)	(96,544)	$10.40	(25,588)	(25,588)	$10.40
Forfeited	(32,745)	(30,767)	$17.04	(38,969)	(35,544)	$18.23
Expired	(62,885)	(43,841)	$27.28	(30,963)	(21,586)	$24.37

Outstanding at end of period	560,526	547,724	$16.09	465,006	465,006	$15.86

Exercisable at end of period	422,148	409,652	$17.85	395,142	395,142	$16.71

b.	The information on the Company’s outstanding stock options as of December 31, 2012, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price(NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Expected Remaining Years	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
2007.10.09	$18.03	332,656	332,656	0.95	$18.03	326,924	326,924	$18.03
2009.05.12	$10.40	132,350	132,350	2.46	$10.40	68,218	68,218	$10.40

		465,006	465,006	1.38	$15.86	395,142	395,142	$16.71

c.	The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007. Compensation costs for these options were nil for the years ended December 31, 2011 and 2012. For options granted on or after January 1, 2008, the Company recognized compensation cost of NT$214 million and NT$78 million using the fair value method in accordance with R.O.C. SFAS 39 for the years ended December 31, 2011 and 2012, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company granted options prior to adopting R.O.C. SFAS 39. Pro forma information on net income and earnings per share using the fair value method is as follows:

	For the year ended December 31, 2010
	Basic earnings per share	Diluted earnings per share
	NT$’000	NT$’000
Net income	23,898,905	23,898,905
Earnings per share (NTD)	$1.91	$1.87
Pro forma net income	23,538,509	23,538,509
Pro forma earnings per share (NTD)	$1.88	$1.84

	For the year ended December 31, 2011
	Basic earnings per share	Diluted earnings per share
	NT$’000	NT$’000
Net income	10,609,695	10,663,057
Earnings per share (NTD)	$0.84	$0.81
Pro forma net income	10,537,737	10,591,099
Pro forma earnings per share (NTD)	$0.84	$0.80

	For the year ended December 31, 2012
	Basic earnings per share	Diluted earnings per share
	NT$’000	NT$’000
Net income	7,819,448	7,900,786
Earnings per share (NTD)	$0.62	$0.59
Pro forma net income	7,812,610	7,893,948
Pro forma earnings per share (NTD)	$0.62	$0.59

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the options outstanding as of December 31, 2011 and 2012 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions. The factors before and after the adoption of R.O.C. SFAS 39 to account for share-based payments were as follows:

Factors	Before	After
Expected dividend yields	1.37%~1.71%	1.98%
Volatility factors of the expected market price of the Company’s common stock	36.29%~47.85%	40.63%
Risk-free interest rate	1.85%~2.70%	1.01%
Weighted-average expected life	4~5 years	3.16~5.03 years

22.	TREASURY STOCK

a.	Changes in treasury stock during the years ended December 31, 2010, 2011 and 2012 are as follows:

For the year ended December 31, 2010

(In thousands of shares)

Purpose	As of January 1, 2010	Increase	Decrease	As of December 31, 2010
For transfer to employees	221,909	300,000	63,975	457,934

For the year ended December 31, 2011

(In thousands of shares)

Purpose	As of January 1, 2011	Increase	Decrease	As of December 31, 2011
For transfer to employees	457,934	—	—	457,934

For the year ended December 31, 2012

(In thousands of shares)

Purpose	As of January 1, 2012	Increase	Decrease	As of December 31, 2012
For transfer to employees	457,934	—	157,934	300,000

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that UMC could hold as of December 31, 2011 and 2012, were 1,308 million shares and 1,295 million shares, while the ceiling amount were NT$69,786 million and NT$71,960 million, respectively.

c.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

d.	As of December 31, 2011, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$12.70 per share. The closing price on December 31, 2011 was NT$12.70.

As of December 31, 2012, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$11.70 per share. The closing price on December 31, 2012 was NT$11.70.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

During the years ended December 31, 2011 and 2012, the amounts of the employee bonus and remunerations to directors were estimated. The board of directors estimated the amount by taking into consideration of UMC’s Articles of Incorporation, government regulations and industry average. Estimated amount of employee bonus and remunerations paid to directors are charged to current income. If the board modified the estimates significantly in the subsequent periods, UMC will recognize the change as an adjustment to current income. Moreover, if the amounts were modified by the stockholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year. Upon stockholders’ approval of the employee stock bonus, the distribution amount is determined by dividing the total approved bonus amount with the closing market price of UMC’s stock one day prior to the approved date. Information about appropriations of the bonus to employees and directors can be obtained from the “Market Observation Post System” on the website of the TSE.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The appropriation and compensation of 2012 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date. Information on the board of directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.

The distributions of cash dividend, employee bonus and directors’ remuneration for 2011 and 2012 were approved through the board of stockholders’ meeting and the directors’ meeting held on June 12, 2012 and March 13, 2013, respectively. The details of distribution are as follows:

	2011	2012
Cash Dividend	NT$0.50 per share	NT$0.40 per share
Employee bonus – Cash (in thousand NTD)	1,618,217	1,040,179
Directors’ remuneration (in thousand NTD)	9,303	6,950

Employee bonus and directors’ remuneration for 2011 were approved through the stockholders’ meeting, which were consistent with the resolutions of meeting of Board of Directors held on March 14, 2012.

The aforementioned cash dividend for 2011 was adjusted to NT$0.49980232 per share due to the increase in outstanding common stock as a result of newly issued shares to settle employee stock options exercised. The distribution was approved through the Board of Directors’ meeting held on June 20, 2012.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the years ended December 31,
	2010			2011			2012
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Personnel expenses
Salaries	13,201,139	5,135,151	18,336,290	12,265,469	4,764,634	17,030,103	12,096,177	4,499,346	16,595,523
Labor and health insurance	624,384	205,606	829,990	764,487	244,986	1,009,473	781,756	259,429	1,041,185
Pension	605,086	184,373	789,459	609,855	188,812	798,667	857,142	244,204	1,101,346
Other personnel expenses	145,400	59,881	205,281	142,316	72,735	215,051	141,524	53,068	194,592
Depreciation	27,941,023	1,972,982	29,914,005	29,775,956	2,103,701	31,879,657	32,759,537	2,223,257	34,982,794
Amortization	146,452	397,869	544,321	161,501	294,230	455,731	274,753	451,410	726,163

25.	INCOME TAX
(1)	Income tax expense consisted of :

	For the years ended December 31,
	2010	2011	2012
	NT$’000	NT$’000	NT$’000
Current
Domestic	1,432,898	442,326	827,889
Foreign	84,390	40,759	15,477

Subtotal	1,517,288	483,085	843,366
Deferred
Domestic	103,115	406,928	1,289,122
Foreign	(14,289)	23,422	(3,450)

Subtotal	88,826	430,350	1,285,672

Income tax expense	1,606,114	913,435	2,129,038

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the years ended December 31,
	2010	2011	2012
	NT$’000	NT$’000	NT$’000
Income tax on pre-tax income from continuing operations at statutory tax rate	4,315,216	1,594,660	1,360,503
Permanent and temporary differences
Investment loss	(479,686)	(987,163)	(429,952)
Gain on disposal of investments	(289,103)	(157,537)	(775,564)
Investment in subsidiary	—	—	319,229
Others	(1,220,481)	(459,843)	230,845

Subtotal	(1,989,270)	(1,604,543)	(655,442)
Change in investment tax credit	2,363,985	441,053	1,596,902
Change in loss carry-forward	2,136,325	99,141	2,996,251
Change in valuation allowance against deferred income tax assets
Investment tax credit	(3,095,208)	(720,397)	(1,412,352)
Loss carry-forward	(2,136,325)	(104,410)	(2,159,581)
Others	(295,209)	783,105	277,774

Subtotal	(5,526,742)	(41,702)	(3,294,159)
Effect of higher tax rate of subsidiary	41,549	35,333	23,819
Change in tax rate	202,628	—	—
Adjustment of prior year’s tax expense	1,778	(875)	(13,839)
Income basic tax	2,289	18,491	7,985
Others	58,356	371,877	107,018

Income tax expense	1,606,114	913,435	2,129,038

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	Significant components of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2011	2012
	NT$’000	NT$’000
Deferred income tax assets
Investment tax credit	6,298,868	4,339,394
Depreciation	649,365	1,072,627
Loss carry-forward	7,307,779	5,646,652
Pension	566,051	611,482
Allowance on sales returns and discounts	38,448	108,785
Allowance for loss on decline in market value and obsolescence of inventories	457,013	518,072
Foreign investment gain or loss	787,073	539,254
Others	277,994	1,049,639

Total deferred income tax assets	16,382,591	13,885,905
Valuation allowance	(12,803,735)	(10,885,246)

Net deferred income tax assets	3,578,856	3,000,659

Deferred income tax liabilities
Unrealized exchange gain	(260,015)	(273,810)
Depreciation	(15)	(983,132)
Others	(95,823)	(57,390)

Total deferred income tax liabilities	(355,853)	(1,314,332)

Total net deferred income tax assets	3,223,003	1,686,327

Deferred income tax assets – current	2,656,817	2,940,973
Deferred income tax liabilities – current	(305,925)	(298,896)
Valuation allowance	(2,085,934)	(1,751,702)

Net	264,958	890,375

Deferred income tax assets – noncurrent	13,725,774	10,944,932
Deferred income tax liabilities – noncurrent	(49,928)	(1,015,436)
Valuation allowance	(10,717,801)	(9,133,544)

Net	2,958,045	795,952

Total net deferred income tax assets	3,223,003	1,686,327

(4)	UMC’s income tax returns for all the fiscal years up to 2010 have been assessed and approved by the R.O.C. Tax Authority.

(5)	UMC was granted several four or five-year income tax exemption periods with respect to income derived from the expansion of operations. The income tax exemption periods will expire on December 31, 2015.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6)	The Company earns investment tax credits for the amount invested in production equipment, research and development, employee training, and investment in high technology industry and venture capital.

As of December 31, 2012, the Company’s unused investment tax credits were as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
	NT$’000	NT$’000
2013	1,890,302	1,889,355
2014	2,146,028	2,146,028
2015	304,011	304,011

Total	4,340,341	4,339,394

(7)	As of December 31, 2012, the unutilized accumulated losses for the Company were as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
	NT$’000	NT$’000
2013	1,185,211	1,185,211
2014	178,024	178,024
2015	149,827	149,827
2016	24,588	21,616
2017	1,447,962	1,447,962
2018	2,161,114	2,161,114
2019	1,571,628	1,571,274
2020	2,230,864	2,226,388
2021	10,440,087	10,430,802
2022	4,445,380	4,445,380
2032	13,013	12,064

Total	23,847,698	23,829,662

(8)	The balance of UMC’s imputation credit accounts as of December 31, 2011 and 2012 are NT$917 million and NT$707 million, respectively. The actual creditable ratio for 2011 and the expected creditable ratio for 2012 are 4.65% and 3.3%, respectively.

(9)	UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.	EARNINGS PER SHARE

For the years ended December 31, 2011 and 2012, there were unsecured convertible bonds and employee stock options outstanding and the Company calculated the effect of employee bonus in accordance with the ARDF Interpretation No. 97-169. The Company is considered as a complex capital structure. Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the years ended December 31, 2010, 2011 and 2012, are disclosed as follows:

	For the years ended December 31,
(shares expressed in thousands)	2010	2011	2012
	NT$’000	NT$’000	NT$’000
Net income	23,898,905	10,609,695	7,819,448
Effect of dilution:
Employee stock options	—	—	—
Employee bonus	—	—	—
Unsecured Convertible bonds	—	53,362	81,338

Adjusted net income assuming dilution	23,898,905	10,663,057	7,900,786

Weighted average shares outstanding	12,496,485	12,561,249	12,624,817
Effect of dilution:
Employee stock options	88,117	50,765	28,298
Employee bonus	182,988	209,508	151,031
Unsecured Convertible bonds	—	420,158	652,022

Adjusted weighted average shares outstanding assuming dilution	12,767,590	13,241,680	13,456,168

Retroactively adjusted weighted average shares outstanding	12,496,485	12,561,249	12,624,817

Retroactively adjusted weighted average shares outstanding assuming dilution	12,767,590	13,241,680	13,456,168

Earnings per share-basic (in dollars)	1.91	0.84	0.62

Earnings per share-diluted (in dollars)	1.87	0.81	0.59

27.	RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Name of related parties	Relationship with the Company

UMCI LTD.	Equity Investee (liquidation completed on May 10, 2011)

UNITECH CAPITAL INC.	Equity Investee

MEGA MISSION LIMITED PARTNERSHIP	Equity Investee

MTIC HOLDINGS PTE. LTD.	Equity Investee

UNIMICRON HOLDING LIMITED	Equity Investee

HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee

UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee (liquidation completed on June 23, 2011)

BEST ELITE INTERNATIONAL LIMITED	Equity Investee (since December 2011)

SILICON INTEGRATED SYSTEMS CORP. (SIS)	The Company’s director

UMC SCIENCE AND CULTURE FOUNDATION	The Company’s director

POWER LIGHT TECH CO., LTD. (PLT) (NOTE)	Subsidiary’s equity investee (NOTE)

EXOJET TECHNOLOGY CORP.	Subsidiary’s equity investee

MOS ART PACK CORP. (MAP)	Subsidiary’s equity investee (has filed for liquidation on March 10, 2011)

UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (NOTE)	Subsidiary’s equity investee (has filed for liquidation on June 19, 2012)

CRYSTAL MEDIA INC.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since April 2011)

SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since June, 2012)

UNITED LED CORPORATION HONG KONG LIMITED	Subsidiary’s equity investee

LTI REENERGY CO., LTD.	Subsidiary’s equity investee (since October 2011)

SOLAR GATE TECHNOLOGY CO., LTD.	Subsidiary’s equity investee

CRYSTALWISE TECHNOLOGY INC.	Subsidiary’s equity investee

WINAICO SOLAR PROJEKT 1 GMBH	Subsidiary’s equity investee

UNIMICRON CORPORATION	Subsidiary’s director

JINING SUNRICH SOLARENERGY CORPORATION (JINING SUNRICH)	Same general manager with subsidiaries

SUBTRON TECHNOLOGY CO., LTD.	Subsidiary’s supervisor (since October, 2010)

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Equity Investee’s subsidiary

All members of director, supervisor and key managers	The Company’s key management personnel

Note:	On April 1, 2011, UNITED LIGHTING was merged with PLT. After the business combination, PLT is the surviving company and was renamed to UNITED LIGHTING OPTO-ELECTRONIC INC. On June 19, 2012, UNITED LIGHTING has filed for liquidation through a decision at its stockholders’ meeting.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Significant Related Party Transactions

a. Operating revenues

	For the years ended December 31,
	2010		2011		2012
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000		NT$’000
SIS	777,318	1	237,245	—	255,992	—
Others	303,829	—	253,881	—	225,196	—

Total	1,081,147	1	491,126	—	481,188	—

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

b. Accounts receivable, net

	As of December 31,
	2011		2012
	Amount	Percentage	Amount	Percentage
	NT$’000		NT$’000
SIS	3,954	—	70,070	—
JINING SUNRICH	124,851	1	12,067	—
Others	1,825	—	—	—

Total	130,630	1	82,137	—

Less: Allowance for sales returns and discounts	(77)		(396)

Net	130,553		81,741

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c. Significant asset transactions

	For the year ended December 31, 2011
	Item	Purchase price	Disposal amount	Disposal Gain
		NT$’000	NT$’000	NT$’000
MAP	Purchase of fixed assets	563,592	—	—

d. Key management personnel compensation disclosure

	For the years ended December 31,
Item	2010	2011	2012
	NT$’000	NT$’000	NT$’000
Salary, compensation, allowance, income from professional practice and bonus	343,682	336,653	263,041

28.	ASSETS PLEDGED AS COLLATERAL

As of December 31, 2011

	Amount	Party to which asset(s) was pledged	Purpose of pledge
	NT$’000
Deposit-out (Time deposit)	645,906	Customs	Customs duty guarantee
Deposit-out (Time deposit)	122,728	Science Park Administration	Collateral for land lease
Deposit-out (Time deposit)	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Deposit-out (Time deposit)	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Land	699,627	First Commercial Bank	Collateral for long- term loans
Buildings	2,007,176	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	9,071,782

Bank of Taiwan, Taiwan Cooperative Bank, First Commercial Bank, Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others

			Collateral for long- term loans
Furniture and fixtures	84,204	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and prepayments	1,721,465	Bank of Taiwan, First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans

Total	14,424,558

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012

	Amount	Party to which asset(s) was pledged	Purpose of pledge
	NT$’000
Deposit-out (Time deposit)	815,040	Customs	Customs duty guarantee
Deposit-out (Time deposit)	122,729	Science Park Administration	Collateral for land lease
Deposit-out (Time deposit)	52,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Land	699,627	First Commercial Bank	Collateral for long-term loans
Buildings	1,814,811	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term loans
Machinery and equipment	7,480,728

Bank of Taiwan, Taiwan Cooperative Bank, First Commercial Bank, Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others

			Collateral for long-term loans
Furniture and fixtures	60,702	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term loans
Construction in progress and prepayments	249,434	Bank of Taiwan, First Commercial Bank and Mega International Commercial Bank	Collateral for long-term loans

Total	11,297,117

29.	COMMITMENT AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$7.3 billion. Royalties and development fees payable in future years are NT$3.4 billion as of December 31, 2012.

(2)	The Company signed several construction contracts for the expansion of its factory premises. As of December 31, 2012, these construction contracts amounted to approximately NT$7.8 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$4.7 billion.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	The Company entered into several operating lease contracts for land and office. These renewable operating leases will expire in various years through 2049. Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
NT$’000
2013	465,508
2014	409,259
2015	377,037
2016	348,965
2017	308,400
2018 and thereafter	2,269,247

Total	4,178,416

Rental expense for the years ended December 31, 2010, 2011 and 2012 was NT$379 million, NT$399 million and NT$442 million, respectively.

30.	SIGNIFICANT DISASTER LOSS

None.

31.	SIGNIFICANT SUBSEQUENT EVENT

On April 25, 2012, in order to achieve its global market objectives, the Company’s Board of Directors approved an offer to the stockholders of Best Elite International Limited (Best Elite) to purchase up to 64.97% of the shares of Best Elite. In August 2012, the Company filed an application for the purchase of 51.85% of the shares of Best Elite based on the said shareholders’ offering.

Such purchase of 51.85% of the shares of Best Elite was approved on December 21, 2012 in the letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10100364120) granting approval for the Company’s purchase of Best Elite shares. Pursuant to such approval, the Company acquired an additional 51.85% ownership in Best Elite by way of purchase at fair value for Ordinary shares, Series A-1, Series B and B-1 preferred shares. As of March 31, 2013, the Company’s cumulative ownership in Best Elite was 86.88%.

In March, 2013, the Company issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.35%, and the principal will be repayable in March 2018 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.50%, and the principal will be repayable in March 2020 upon maturity.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On March 29, 2013, the board of UMC Japan, one of the Company’s subsidiaries, resolved to dispose its land and buildings.

32.	RECLASSIFICATION

None.

33.	FINANCIAL INSTRUMENTS

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

UMC also enters into derivative transactions, including forward currency contracts. The purpose of these derivative transactions is to mitigate foreign currency exchange risks arising from UMC’s operations and financing activities.

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

Credit risk

The Company only trades with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, note and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

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

(2)	Information of financial instruments

a. Fair value of financial instruments

	As of December 31,
	2011		2012
Financial Assets	Book Value	Fair Value	Book Value	Fair Value
	NT$’000	NT$’000	NT$’000	NT$’000
Non-derivative
Cash and cash equivalents	49,070,128	49,070,128	42,592,725	42,592,725
Financial assets at fair value through profit or loss	815,642	815,642	728,700	728,700
Receivables	15,320,229	15,320,229	17,164,115	17,164,115
Held-to-maturity financial assets	13,524	13,681	—	—
Restricted assets	20,331	20,331	17,135	17,135
Available-for-sale financial assets	23,960,004	23,960,004	19,447,620	19,447,620
Financial assets measured at cost	8,298,967	—	7,963,242	—
Long-term investments accounted for under the equity method	11,275,894	11,182,318	11,792,007	11,818,759
Prepayment for long-term investments	44,392	—	34,803	—
Deposits-out	1,349,528	1,349,528	1,383,327	1,383,327

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2011		2012
Financial Liabilities	Book Value	Fair Value	Book Value	Fair Value
	NT$’000	NT$’000	NT$’000	NT$’000
Non-derivative
Short-term loans	9,411,877	9,411,877	5,772,615	5,772,615
Payables	23,284,495	23,284,495	22,430,897	22,430,897
Capacity deposits due within one year	3,031	3,031	34,896	34,896
Bonds payable (current portion included)	17,404,788	15,458,061	26,224,353	25,583,972
Long-term loans (current portion included)	11,692,649	11,692,649	14,817,466	14,817,466
Derivative
Derivatives embedded in exchangeable bonds	741,531	741,531	767,605	767,605

b. The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.	The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, receivables, restricted assets, short-term loans, payables and capacity deposits due within one year.

ii.	The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices. If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.	The fair value of held-to-maturity financial assets and long-term investments accounted for under equity method are based on the quoted market prices. If market prices are unavailable, the Company estimates the fair value based on the book values.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

iv.	The fair value of financial assets measured at cost and prepayment for long-term investments are unable to be estimated since there is no active market in trading those unlisted investments.

v.	Deposits-out is certificates of deposit collateralized at Customs or other institutions. The fair value of deposits-out is based on their carrying amount since the deposit periods are primarily within one year and renewed upon maturity.

vi.	The fair values of capacity deposits approximates their carrying amounts since the timing of settlements are uncertain and the discounted cash flow approach is not practicable.

vii.	The fair value of bonds payable is determined by the market price or other information.

viii.	The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types.

ix.	The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date or is determined by the market price or other information.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
	As of December 31,
Non-derivative Financial Instruments	2011	2012	2011	2012
	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets
Financial assets at fair value through profit or loss	815,642	728,700	—	—
Available-for-sale financial assets	23,960,004	19,376,858	—	70,762
Held-to-maturity financial assets	13,681	—	—	—
Long-term investments accounted for under the equity method	77,930	94,922	11,104,388	11,723,837
Financial liabilities
Bonds payable (current portion included)	—	—	15,458,061	25,583,972
Long-term loans (current portion included)	—	—	11,692,649	14,817,466

Derivative Financial Instruments
Financial liabilities
Derivatives embedded in exchangeable bonds	—	—	741,531	767,605

d.	For the years ended December 31, 2010, 2011 and 2012, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income were a net gain (loss) of NT$(139) million, NT$1,363 million and NT$(643) million, respectively.

e.	During the years ended December 31, 2010, 2011 and 2012, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$143 million, NT$229 million and NT$211 million, respectively, while interest expense for the years ended December 31, 2010, 2011 and 2012 were NT$352 million, NT$554 million and NT$755 million, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	UMC entered into forward contracts for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. UMC entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items, and these financial instruments were not held for trading purpose. The relevant information on the derivative financial instruments entered into by UMC is as follows:

a.	Transaction risk
(a)	Credit risk
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
Forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

b.	The presentation of derivative financial instruments in the financial statements is summarized as follows:

As of December 31, 2011 and 2012, the forward contracts were classified as financial assets at fair value through profit or loss amounted to nil, while the forward contracts were classified as financial liabilities at fair value through profit or loss amounted to nil. And for the changes in valuation, net gains (losses) of NT$194 million, NT$(143) million and nil were recorded under non-operating expense for the years ended December 31, 2010, 2011 and 2012, respectively.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	The Company uses the equity method to account for its investments in UNITED LED CORPORATION HONG KONG LIMITED, SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD., SHANDONG HUAHONG ENERGY INVEST CO., INC., LTI REENERGY CO., LTD., WINAICO SOLAR PROJEKT 1 GMBH, ASEPOWER 1 S.R.L. and SOCIALNEX ITALIA 1 S.R.L., jointly controlled entities, since June 1, 2010, July 6, 2010, January 7, 2011, September 28, 2011, December 7, 2011, March 31, 2012 and March 31, 2012, respectively. Among them, UNITED LED CORPORATION HONG KONG LIMITED, SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. and SOCIALNEX ITALIA 1 S.R.L. ceased to be a jointly controlled entity since October 17, 2011, June 19, 2012 and June 30, 2012. The summarized financial information which the Company recognized is as follows:

	As of December 31,
Items	2011	2012
	NT$’000	NT$’000
Current assets	193,908	279,550
Noncurrent assets	1,316,824	1,092,577
Current liabilities	3,910	107,044
Long-term liabilities	84	504,878

	For the years ended December 31,
Items	2011	2012
	NT$’000	NT$’000
Revenues	136,475	150,858
Expenses	115,640	171,967

(5)	The Company acquired controlling interests in UNITED LIGHTING OPTO-ELECTRONIC INC. and SOCIALNEX ITALIA 1 S.R.L. through purchase and business combination in April 2011 and December 2012, respectively, and consolidated the income/earnings and expenses/losses of the subsidiary from the respective acquisition dates. Cash paid for acquisition and cash balance of subsidiaries acquired were as follows:

	For the years ended December 31,
Items	2011	2012
	NT$’000	NT$’000
Cash paid for acquisition of subsidiaries	—	11,857
Less: Remaining cash payable for acquisition	—	(8,300)
Less: Cash balance of subsidiaries	(29,350)	(2,032)

Net cash paid (received) from acquisition of subsidiaries	(29,350)	1,525

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6)	The functional currency of UMC and some of its subsidiaries is New Taiwan Dollar, while other subsidiaries have functional currencies in US Dollar, Japanese Yen or Chinese RMB. The exchange rates used to translate assets and liabilities denominated in foreign currencies are disclosed as follows:

	As of December 31, 2011			As of December 31, 2012
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,205,374	30.20	$36,401,034	$1,494,046	28.97	$43,281,274
JPY	17,724,488	0.3887	6,888,793	11,346,947	0.3343	3,792,840
EUR	11,088	39.07	433,230	8,333	38.09	317,432
SGD	36,370	23.22	844,517	35,696	23.66	844,562
CNY	47,833	4.79	229,150	72,813	4.61	335,485

Non-Monetary items
USD	80,903	30.21	2,444,092	44,993	28.98	1,303,900
CHF	1,764	32.10	56,624	2,324	31.73	73,741

Long-term investments accounted for under the equity method
USD	223,950	30.17	6,757,058	254,210	28.94	7,357,606
SGD	9,313	23.08	214,918	8,089	23.37	189,012

Joint controlled entities
EUR	1,120	40.69	45,573	1,192	38.28	45,647
CNY	155,324	4.70	729,461	149,297	4.61	688,008

Financial Liabilities
Monetary items
USD	687,961	30.31	20,851,703	649,042	29.08	18,874,144
JPY	7,486,308	0.3924	2,937,409	7,072,521	0.3386	2,394,756
EUR	7,230	39.36	284,563	6,931	38.68	268,109
SGD	25,851	23.40	604,925	30,192	23.84	719,785
CNY	21,482	4.81	103,337	33,241	4.62	153,688

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

34.	PRE-DISCLOSURE FOR ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	In accordance with Financial Supervisory Commission, Executive Yuan, R.O.C. (FSC), Announcement No. 0990004943, listed, over-the-counter and emerging stock companies should adopt International Financial Reporting Standards (IFRSs) which is translated and published by ARDF, as the criteria for preparation of financial reports, effective starting 2013. As such, a special project team was assembled and a project plan was developed to adopt IFRSs. Chitung Liu, the Chief Financial Officer is responsible for the coordination of the project.

The following table summarizes the progress to date against the key activities and target dates of the conversion plan:

Key Activity	Responsible Department	Progress to December 31, 2012

1. Assessment phase: (From June 1, 2009 to December 31, 2011)

• Development of the adoption plan and assembly of project team	Accounting Department	Completed

• Internal IFRSs trainings for employees – First stage	Accounting Department	Completed

• Comparison and analysis of differences between R.O.C. SFAS and IFRSs accounting policies	Accounting Department	Completed

• Assessment on adjustments to current accounting policies	Accounting Department	Completed

• Assessment on selection of IFRSs 1 “First-time Adoption of International Financial Reporting Standards” optional exemptions	Accounting Department	Completed

• Assessment of changes required in the information systems and internal controls related to the adoption of IFRSs	Internal Audit Department and IT Department	Completed

2. Preparation phase: (From January 1, 2011 to December 31, 2012)

• Adjustments on existing accounting policies to conform with IFRSs	Accounting Department	Completed

• Selection of IFRS 1 “First-time Adoption of International Financial Reporting Standards” optional exemptions	Accounting Department	Completed

• Modifications to information systems and internal control related to the adoption of IFRSs	Internal Audit Department and IT Department	Completed

• Internal IFRSs trainings for employees – Second stage	Accounting Department	Completed

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Key Activity	Responsible Department	Progress to December 31, 2012

3. Execution phase: (From January 1, 2012 to December 31, 2013)

• Implementation test of modified information system related to the adoption of IFRSs	IT Department	In preparation

• Preparation of IFRSs opening balance sheet and opening financial statements	Accounting Department	In preparation

• Preparation of comparative IFRSs financial statements	Accounting Department	In preparation

b.	The major differences and influences assessed by the Company between accounting policies under R.O.C. SFAS and future adopted IFRSs are summarized as below:

(a)	The Company assesses the material differences in accounting polices based on the IFRSs as approved by the FSC and the Guidelines Governing the Preparation of Financial Reports by Securities Issuers expected to become effective in 2013.

Accounting Issue	Difference

Employee benefits	Under IFRSs, the Company elects as an accounting policy to recognize all actuarial gains and losses in the period in which they occur in other comprehensive income and then recognized immediately in retained earnings. In accordance with R.O.C. SFAS, actuarial gains and losses from each defined benefit plan shall be applied the corridor method and assessed to determine if there was any excess amount which to be recognized as current period gains or losses on each reporting date.

Investments in Associates	Under IFRSs, an investor shall discontinue the use of the equity method from the date when it ceases to have significant influence over an associate and shall account for as financial instrument under relevant standards. On the loss of significant influence, the investor shall measure at fair value any investment the investor retains in the former associate. The investor shall recognize in profit or loss any difference between: (a) the fair value of any retained investment and any proceeds from disposing of the part interest in the associate; and (b) the carrying amount of the investment at the date when significant influence is lost. Moreover, an investor shall derecognize for all additional paid-in capital and equity adjustment items related to the former associate to current profit and loss, the cash dividend received thereafter shall be treated as dividend income.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting Issue	Difference

In accordance with R.O.C. SFAS, an investor shall discontinue the use of the equity method from the date when it ceases to have significant influence over an associate. The new investment cost should be the carrying amount of the former associate on the loss of significant influence. The additional paid-in capital and other equity adjustment items related to the former associate should be proportionately derecognized to current profit and loss, and the difference between the carrying amount plus the equity adjustment items and the amount proceed from the disposal shall be recognized as the disposal gain or loss. Any cash dividends received after the loss of significant influence, should be treated as the recovery of investment cost if the accumulated dividend amount was greater than the investor’s holding interest in the former associate.

Under R.O.C. SFAS, when the Company does not take up proportionately shares of its equity investee’s issuance of new shares, the change in equity in net assets for the investment shall be adjusted in the additional paid-in capital and the long-term investments accounts. However, in accordance with IFRSs, for increase in shareholding (deemed acquisition), any difference between the cost of the investment and the investor’s share of the net fair value of the associate’s identifiable assets and liabilities is treated as goodwill and included in the carrying amount of the investment.

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

(b) the fair value of identifiable assets acquired and the liabilities assumed on acquisition date.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting Issue	Difference

Financial Instruments	In accordance with IFRSs, an entity is precluded from measuring the financial asset at fair value if the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. Prior to adoption of IFRSs, in accordance with Criteria Governing the Preparation of Financial Reports by Securities Issuer, unlisted or emerging stock companies shall be classified as financial assets measured at cost. After adoption of IFRSs, unlisted and emerging stock companies will be reassessed in accordance with IFRSs and reclassified into available-for-sale financial assets or financial assets designated at fair value through profit or loss, or held for trading.

(b)	The preliminary assessment on the quantitative impacts of the material differences between the existing accounting policies and the accounting policies to be adopted under IFRSs and the Guidelines Governing the Preparation of Financial Reports by Securities Issuers is as follows:

I. Reconciliation of the balance sheet as at January 1, 2012

	R.O.C. GAAP	Adjustments	IFRSs
	NT$’000	NT$’000	NT$’000
Current assets (b)(f)	84,057,514	(303,514)	83,754,000
Available-for-sale financial assets, non-current (a)	18,835,224	4,609,323	23,444,547
Financial assets measured at cost, non-current (a)	8,298,967	(5,245,009)	3,053,958
Property, plant and equipment (b)(c)	149,324,300	(7,462,738)	141,861,562
Intangible Assets (d)	350,860	1,132,921	1,483,781
Other non-current assets (a)(b)(c)(d)(f)(g)	18,964,881	8,755,129	27,720,010

Total Assets	279,831,746	1,486,112	281,317,858

Current liabilities (f)(g)	42,905,954	(66,178)	42,839,776
Accrued pension liabilities (e)	3,261,101	704,651	3,965,752
Other non-current liabilities(f)(g)	21,539,728	413,061	21,952,789

Total liabilities	67,706,783	1,051,534	68,758,317

Capital	130,844,556	—	130,844,556
Additional paid-in capital (a)(f)(g)	46,460,665	(100,746)	46,359,919
Retained earnings (a)(b)(c)(e)(f)(g)	24,499,124	575,195	25,074,319
Other items in stockholders’ equity (a)(b)(c)(e)(f)(g)	12,156,099	(39,871)	12,116,228
Treasury stock	(6,223,357)	—	(6,223,357)
Minority interests/Non-controlling interests	4,387,876	—	4,387,876

Stockholders’ equity	212,124,963	434,578	212,559,541

(a).	Under IFRSs, the Company reclassified non-current financial assets measured at cost to non-current available-for-sale financial assets measured at fair value. In addition, when the Company discontinues the use of the equity method because it ceases to have significant influence over an associate, the Company measures at fair value any investment it retains in the former associate as well as eliminate all additional paid-in capital and equity adjustment items related to the former associate in current profit and loss, or at the date of transition to IFRSs recognized in retained earnings. This change in accounting principles caused non-current available-for-sale financial assets to increase by NT$4,609 million, non-current financial assets measured at cost to decrease by NT$5,245 million, other non-current assets to decrease by NT$15 million, additional paid-in capital to decrease by NT$0.3 million, retained earnings to decrease by NT$538 million, and other adjusting items in stockholders’ equity to decrease by NT$113 million.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b).	Under IFRS, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in IFRS 1, “First-time Adoption of International Financial Reporting Standards.” As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date. This change in accounting principles would cause current assets to decrease by NT$6 million, property, plant and equipment, net to increase by NT$1,754 million, other non-current assets to increase by NT$36 million, retained earnings to increase by NT$1,694 million and other adjusting in stockholders’ equity to increase by NT$90 million.

(c).	Under R.O.C. SFAS, the Company’s property that is leased to another entity is recorded as rental property under other non-current assets. Under IFRSs, the Company reclassified these assets from other non-current assets to property, plant and equipment as they do not meet the definition of investment property. In addition, prepayment for equipment is reclassified from property, plant and equipment to other non-current assets as they do not meet the definition of property, plant and equipment. This change in accounting principles would cause property, plant and equipment, net to decrease by NT$9,308 million, other non-current assets to increase by NT$9,308 million while other adjustments would cause property, plant and equipment, net to increase by NT$92 million, other non-current assets decrease by NT$62 million, retained earnings to increase by NT$29 million and other adjusting in stockholders’ equity to increase by NT$2 million.

(d).	Software, patent licenses and intellectual property are reclassified as intangible assets as it met the definition of intangible assets. This change would cause intangible assets to increase by NT$1,433 million and other non-current assets to decrease by NT$1,433 million. The land use rights of a subsidiary are reclassified to other non-current assets as they meet the definition of long-term operating lease since the ownership do not belong to the subsidiary. This would cause intangible assets to decrease by NT$300 million and other non-current assets to increase by NT$300 million.

(e).	The Company elects exemption for employee benefits under the IFRS 1, “First-time Adoption of International Financial Reporting Standards”, and recognizes all unrecognized actuarial gains and losses in retained earnings. The exemption election for employee benefits would cause the accrued pension liabilities to increase by NT$705 million and retained earnings to decrease by NT$686 million, and decrease other adjusting items in stockholders’ equity by NT$19 million.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(f).	Under the requirements of IAS 1 “Presentation of Financial Statements”, deferred tax assets or liabilities are classified as non-current. Therefore, deferred tax assets or liabilities, current, are reclassified as non-current. Under the requirements of IAS 12, an entity shall offset deferred tax assets and liabilities if, and only if, the entity has a legally enforceable right to set off the current tax assets and liabilities; and if the deferred tax assets and liabilities relate to income taxes raised by the same taxation authority on either the same taxable entity or different taxable entities which intend, in each future period in which significant amounts of deferred tax are expected to be settled or recovered, to settle their current tax assets and liabilities either on a net basis or simultaneously. Under the requirements of IAS 12, if the tax base of the liability component of the compound financial instrument on initial recognition is equal to the initial carrying amount of the sum of the liability and equity components, the resulting taxable temporary differences should be recognized as deferred tax liability. The deferred tax is charged directly to the carrying amount of the equity component and subsequent changes in the deferred tax liability are recognized in profit or loss as deferred tax expense (income). Due to differences discussed above, current assets decreased by NT$298 million, other non-current assets increased by NT$656 million, current liabilities decreased by NT$33 million, other non-current liabilities increased by NT$380 million, addition paid-in capital decreased by NT$101 million, retained earnings increased by NT$106 million and other adjusting items in stockholders’ equity increased by NT$6 million.

(g).	Other adjustments would cause other non-current assets to decrease by NT$36 million, current liabilities to decrease by NT$33 million, other non-current liabilities to increase by NT$33 million, retained earnings to decrease by NT$30 million, additional paid-in capital to increase by NT$0.4 million and other adjusting items in stockholders’ equity to decrease by NT$6 million.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

II. Reconciliation of the balance sheet as at December 31, 2012

	R.O.C. GAAP	Adjustments	IFRSs
	NT$’000	NT$’000	NT$’000
Current assets (f)	80,917,522	(890,391)	80,027,131
Available-for-sale financial assets, non-current (a)(h)	15,116,740	4,858,997	19,975,737
Financial assets measured at cost, non-current (a)(h)	7,963,242	(4,801,124)	3,162,118
Property, plant and equipment (b)(c)	158,854,035	1,089,770	159,943,805
Intangible Assets (d)	1,357,492	1,440,667	2,798,159
Other non-current assets (b)(c)(d)(e)(f)(h)	16,749,887	381,868	17,131,755

Total Assets	280,958,918	2,079,787	283,038,705

Current liabilities (e)(f)	40,033,821	86,691	40,120,512
Accrued pension liabilities (e)	3,366,143	873,100	4,239,243
Other non-current liabilities(f)	32,538,009	1,609,901	34,147,910

Total liabilities	75,937,973	2,569,692	78,507,665

Capital	129,521,093	—	129,521,093
Additional paid-in capital (a)(f) (h)	46,994,672	(94,146)	46,900,526
Retained earnings (a)(b)(c)(e)(f)(g)(h)	25,905,225	(1,414,989)	24,490,236
Other items in stockholders’ equity(a)(b)(c)(e)(f)(g)(h)	4,992,205	1,019,230	6,011,435
Treasury stock	(4,963,389)	—	(4,963,389)
Minority interests/Non-controlling interests	2,571,139	—	2,571,139

Stockholders’ equity	205,020,945	(489,905)	204,531,040

(a).	Under IFRSs, the Company reclassified non-current financial assets measured at cost to non-current available-for-sale financial assets measured at fair value. In addition, when the Company discontinues the use of the equity method because it ceases to have significant influence over an associate, the Company measures at fair value any investment the it retains in the former associate as well as eliminates all additional paid-in capital and equity adjustment items related to the former associate in current profit and loss, or at the date of transition to IFRSs recognized immediately in retained earnings. This change in accounting principles caused non-current available-for-sale financial assets to increase by NT$4,854 million, non-current financial assets measured at cost to decrease by NT$4,804 million, additional paid-in capital to decrease by NT$3 million, retained earnings to decrease by NT$929 million, and other adjusting items in stockholders’ equity to increase by NT$982 million.

(b).	Under IFRS, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in IFRS 1, “First-time Adoption of International Financial Reporting Standards”. As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date. This change in accounting principles would cause property, plant and equipment, net to increase by NT$383 million, other non-current assets to increase by NT$25 million, retained earnings to increase by NT$443 million and other adjusting in stockholders’ equity to decrease by NT$35 million.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(c).	Under R.O.C. SFAS, the Company’s property that is leased to another entity is recorded as rental property under other non-current assets. Under IFRSs, the Company reclassified these assets from other non-current assets to property, plant and equipment as it does not meet the definition of investment property. In addition, prepayment for equipment is reclassified from property, plant and equipment to other non-current assets as they do not meet the definition of property, plant and equipment. This change in accounting principles would cause property, plant and equipment, net to increase by NT$654 million, other non-current assets to decrease by NT$654 million while other adjustments would cause property, plant and equipment, net to increase by NT$53 million, other non-current assets decrease by NT$53 million, retained earnings to decrease by NT$0.1 million and other adjusting in stockholders’ equity to increase by NT$0.1 million.

(d).	Software, patent licenses and intellectual property are reclassified as intangible assets as it met the definition of intangible assets. This change would cause intangible assets to increase by NT$1,469 million and other non-current assets to decrease by NT$1,469 million. The land use rights of a subsidiary are reclassified to other non-current assets as they meet the definition of a long-term operating lease since the ownership do not belong to the subsidiary. This would cause intangible assets to decrease by NT$29 million and other non-current assets to increase by NT$29 million.

(e).	The Company elects the exemption for employee benefits under IFRS 1,“First-time Adoption of International Financial Reporting Standards”, and recognizes all unrecognized actuarial gains and losses in retained earnings. The exemption election for employee benefits would cause other non-current assets to increase by NT$81 million, current liability to increase by NT$87 million, accrued pension liabilities to increase by NT$873 million, retained earnings to decrease by NT$885 million, and other adjusting items in stockholders’ equity to increase by NT$7 million.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(f).	Under the requirements of IAS 1 “Presentation of Financial Statements”, deferred tax assets or liabilities are classified as non-current. Therefore, deferred tax assets or liabilities, current, are reclassified as non-current. Under the requirements of IAS 12, an entity shall offset deferred tax assets and liabilities if, and only if, the entity has a legally enforceable right to set off the current tax assets and liabilities; and if the deferred tax assets and liabilities relate to income taxes raised by the same taxation authority on either the same taxable entity or different taxable entities which intend, in each future period in which significant amounts of deferred tax are expected to be settled or recovered, to settle their current tax assets and liabilities either on a net basis or simultaneously. Under the requirements of IAS 12, if the tax base of the liability component of the compound financial instrument on initial recognition is equal to the initial carrying amount of the sum of the liability and equity components, the resulting taxable temporary differences should be recognized as deferred tax liability. The deferred tax is charged directly to the carrying amount of the equity component and subsequent changes in the deferred tax liability are recognized in profit or loss as deferred tax expense (income). Due to differences discussed above, current assets decreased by NT$890 million, other non-current assets increased by NT$2,445 million, current liabilities decreased by NT$0.016 million, other non-current liabilities increased by NT$1,610 million, addition paid-in capital decreased by NT$100 million, retained earnings increased by NT$89 million and other adjusting items in stockholders’ equity decreased by NT$45 million.

(g).	The Company decreased its equity interests in a foreign operation through capital reduction and return of capital, the proportional differences of the accumulated currency translation adjustments before and after the capital reduction is recognize in profit or loss under R.O.C. SFAS. Under IAS 21, as the entity did not lose control, significant influence or joint control over its foreign operation, it is not considered a partial disposal. Accordingly, none of the accumulated currency translation adjustments was reclassified to profit or loss. This difference result in a decrease of retained earnings by NT$233 million and an increase in other adjusting items in stockholders’ equity by NT$233 million.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(h).	Other adjustments would cause non-current available-for-sale financial assets to increase by NT$5 million, non-current financial assets measured at cost to increase by NT$3 million, other non-current assets to decrease by NT$22 million, addition paid-in capital to increase by NT$9 million, retained earnings to increase by NT$100 million and other adjusting items in stockholders’ equity to decrease by NT$123 million.

III. Reconciliation of the income statement for the year ended December 31, 2012:

	R.O.C. GAAP	Adjustments	IFRSs
	NT$’000	NT$’000	NT$’000
Operating revenues	115,674,763	—	115,674,763
Operating costs (a)(c)	(96,262,902)	(102,313)	(96,365,215)

Gross profit	19,411,861	(102,313)	19,309,548
Operating expenses (a)(c)	(15,907,230)	241,476	(15,665,754)
Other operating income and expenses (c)	—	(2,790,775)	(2,790,775)

Operating income	3,504,631	(2,651,612)	853,019
Non-operating income and expenses (a)(b)(c)	4,498,328	1,026,237	5,524,565

Income from continuing operations before income tax	8,002,959	(1,625,375)	6,377,584
Income tax expense (c)	(2,129,038)	(16,945)	(2,145,983)

Net income	5,873,921	(1,642,320)	4,231,601

(a).	Under IFRS, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in IFRS 1, “First-time Adoption of International Financial Reporting Standards”. As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date. This would cause cost of goods sold to increase by NT$75 million, operating expenses to increase by NT$2 million and non-operating income to decrease by NT$1,174 million.

(b).	The Company decreased its equity interests in a foreign operation through capital reduction and return of capital, the differences of the accumulated currency translation adjustments before and after the capital reduction is recognize in profit or loss under R.O.C. SFAS. Under IAS 21, as the entity did not lose control, significant influence or joint control over its foreign operation, it is not considered a partial disposal. Accordingly, none of the accumulated currency transaction adjustments was reclassified to profit or loss. This difference resulted in a decrease in non-operating income by NT$233 million.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(c).	Other adjustments would cause cost of goods sold to increase by NT$27 million, operating expenses to decrease by NT$243 million, other operating expenses to increase by NT$2,791 million, non-operating income to increase by NT$2,433 million and income tax expense to increase by NT$17 million.

c.	According to the requirements under IFRS 1, “First-time Adoption of International Financial Reporting Standards”, the Company prepares its first IFRS financial statements based on the effective IFRS standards and makes adjustments retrospectively, except for the optional exemptions provided and mandatory exceptions required under IFRS 1. The optional exemptions selected by the Company are as follows:

(a)	IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures, that occurred before December 31, 2011. Applying this exemption would result in the carrying amount of assets acquired and liabilities assumed in the business combination in accordance with previous GAAP, which are required to be recognized under IFRS, to be their deemed costs in accordance with IFRSs as at the date of acquisition. Subsequent to the date of acquisition, the assets and liabilities would be measured in accordance with IFRSs. The carrying amount of goodwill in the opening IFRS Balance Sheet is its carrying amount in accordance with previous GAAP at December 31, 2011, after testing for impairments and adjusting for recognition or de-recognition of intangibles under IFRS 1.

(b)	The Company has recognized all cumulative actuarial gains and losses directly to retained earnings as at January 1, 2012.

d.	The major differences described above are determined in accordance with the Traditional Chinese version of IFRSs approved and published by FSC in 2010. As to the additional IFRSs published by International Accounting Standards Board after 2011, adjustments will be included, following effective dates announced by the FSC, if any.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

35.	OPERATING SEGMENT INFORMATION

(1) Operations in different industries

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company is organized into business units based on its products and services. As of December 31, 2012, the Company had the following segments: wafer fabrication and other. The primary service of the wafer fabrication segment is the manufacture of chips to the design specifications of our many customers by using our own proprietary processes and techniques. The company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. The other segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED), each of which discrete financial information was not regularly reported to the Company’s chief operating decision maker separately.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reportable segment information for the years ended December 31, 2011 and 2012 are as follows:

	For the year ended December 31, 2011
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Segment revenues	108,637,136	8,068,373	116,705,509	(2,786)	116,702,723
Segment profit (loss)	10,431,014	(5,104,211)	5,326,803	3,140,113	8,466,916
Segment assets	260,337,674	29,505,139	289,842,813	(10,011,067)	279,831,746
				(Note )
Segment liabilities	52,090,012	15,651,907	67,741,919	(35,136)	67,706,783
Capital expenditure	46,865,115	6,461,000	53,326,115	—	53,326,115
Depreciation	30,239,235	1,675,833	31,915,068	—	31,915,068
Investment gain (loss) accounted for under the equity method	(3,158,287)	(294,087)	(3,452,374)	3,140,113	(312,261)
Income tax expense	868,431	45,004	913,435	—	913,435

	For the year ended December 31, 2012
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Segment revenues	108,805,499	6,871,377	115,676,876	(2,113)	115,674,763
Segment profit (loss)	7,498,447	(5,501,437)	1,997,010	3,876,911	5,873,921
Segment assets	267,116,399	20,352,264	287,468,663	(6,509,745)	280,958,918
				(Note )
Segment liabilities	63,876,180	12,062,932	75,939,112	(1,139)	75,937,973
Capital expenditure	51,403,596	782,314	52,185,910	—	52,185,910
Depreciation	32,871,684	2,139,728	35,011,412	—	35,011,412
Investment gain (loss) accounted for under the equity method	(2,757,382)	(434,389)	(3,191,771)	3,910,298	718,527
Income tax expense	2,078,176	50,862	2,129,038	—	2,129,038

Note:	The adjustment was primarily consisted of elimination entries for long-term investments accounted for under the equity method.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2) Operations in different geographic areas

The geographic region to which revenue is assigned is based on the location of the external customers.

	For the years ended December 31,
	2010		2011		2012
	Net operating revenues	Long-lived assets	Net operating revenues	Long-lived assets	Net operating revenues	Long-lived assets
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Taiwan	42,496,346	99,747,115	38,668,443	119,881,448	42,129,998	138,801,028
Singapore	36,464,132	34,109,669	28,960,294	29,992,937	32,048,567	21,989,707
China (includes Hong Kong)	4,240,244	3,204	4,860,475	300,656	6,081,805	3,449
Japan	2,619,626	1,906,803	2,249,313	2,307,902	2,918,334	500,336
America	21,343,348	29,092	20,908,177	20,905	15,370,089	16,406
Others	19,277,848	1,684	21,056,021	1,855	17,125,970	181,897

	126,441,544	135,797,567	116,702,723	152,505,703	115,674,763	161,492,823

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

36.	U.S. GAAP RECONCILIATION

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the Republic of China (R.O.C. GAAP), which differ in certain material respects from generally accepted accounting principles in the United States (U.S. GAAP). Such differences are disclosed below.

(1)	Compensation

Employee bonus

Pursuant to the Company’s Articles of Incorporation (AOI), certain employees of the Company are entitled to minimum bonus when certain objectively determinable financial criteria are met as at the year-end. The Company’s AOI specifies that employee bonus can be settled in the form of cash or common shares or a combination of both, subject to stockholders’ approval at the annual stockholder’s meeting in the subsequent year. Under both R.O.C. and U.S. GAAP, employee bonus is charged to compensation expense and accrued based on management’s estimate. The employee bonus is initially accrued during the current year based on management’s estimate according to AOI with adjustment in the subsequent year after stockholders’ approval. Compensation expense relating to stock bonus is determined based on the fair market value of the Company’s common stock on the grant date. According to the R.O.C. ARDF Interpretation 96-052, “Accounting for Employee Bonus and Remunerations to Directors and Supervisors”, compensation expense relating to stock bonus is determined based on the fair value of the Company’s common stock at the date before the stockholders’ meeting. Under U.S. GAAP, compensation expense relating to stock bonus is measured at the fair market value on the date of stock distribution.

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

A summary of employee stock options activities as of December 31, 2012 and changes during the year then ended is presented below:

	For the year ended December 31, 2012
	Number of options	Available shares (adjusted for capital reduction)	Weighted-average exercise price per share as adjusted
	(In thousands)	(In thousands)	NT$	US$
Outstanding at beginning of period	560,526	547,724	16.09	0.55
Granted	—	—	—	—
Exercised	(25,588)	(25,588)	10.40	0.36
Forfeited	(38,969)	(35,544)	18.23	0.63
Expired	(30,963)	(21,586)	24.37	0.84

Outstanding at end of period	465,006	465,006	15.86	0.55

Fully vested and expected to vest at end of period	458,288	458,288	15.94	0.55

Exercisable at end of period	395,142	395,142	16.71	0.58

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012, the total number of option units outstanding was 465 million units, the exercise price of the two remaining outstanding option plans were NT$10.40 and NT$18.03, respectively. The weighted-average remaining contractual life of outstanding options, fully vested and expected to vest options, and exercisable options was 1.38 years, 1.36 years and 1.21 years, respectively.

There have been no stock options granted since 2010. The total intrinsic value of the options exercised during 2010, 2011 and 2012 was nil, NT$222 million and NT$33 million, respectively. The total fair value of options vested during 2010, 2011 and 2012 was NT$574 million, NT$842 million and NT$181 million, respectively. Aggregate intrinsic value of outstanding options, fully vested and expected to vest options, and exercisable options at December 31, 2012 was NT$172 million, NT$163 million, and NT$89 million, respectively. As of December 31, 2012, unrecognized compensation expenses related to nonvested options granted under the employee stock options plan totaled NT$20 million. The weighted-average period of expense expected to be recognized is 0.46 years.

Under U.S. GAAP, the total share-based compensation effects in income and capitalization as part of inventory relating to employee stock options and treasury stock purchased by employees are summarized as follows:

	For the years ended December 31,
	2010	2011	2012
	NT$’000	NT$’000	NT$’000
Net effects in income	(1,006,152)	(912,934)	(226,301)

Net effects on inventory capitalization	64,177	30,649	10,768

The following tables reflect the above noted differences between U.S. GAAP and R.O.C. GAAP relating to compensations:

	For the years ended December 31,
	2010	2011	2012
	NT$’000	NT$’000	NT$’000
Net income impact of compensation adjustments:
Employee stock options	(363,953)	(77,592)	(6,838)
Allocation to inventories, net of prior period allocations to inventories which are sold in current period	(32,898)	(27,950)	(3,029)

Total U.S. GAAP adjustment to net income relating to compensation	(396,851)	(105,542)	(9,867)

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2011	2012
	NT$’000	NT$’000
Stockholders’ equity impact of compensation adjustments:
Employee stock options	3,567	538

Total U.S. GAAP adjustment to stockholders’ equity relating to compensation	3,567	538

(2)	Equity investees—Variance between U.S. GAAP and R.O.C. GAAP

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

(3)	Investments in debt and equity securities

Change in fair value of investments

Unrealized gains (losses) on trading securities held at December 31, 2010, 2011 and 2012 was NT$(590) million, NT$(104) million and NT$11 million, respectively.

Investment in restricted stock, for which sale is restricted by governmental or contractual requirement is accounted for as an available-for-sale security or a cost method investment under R.O.C. GAAP, and its fair value should be adjusted for the effect of restriction. Under U.S. GAAP, however, a restricted investment with restricted period over one year does not meet the definition of an equity security with readily determinable fair value, and therefore, it is accounted for as a cost method investment. In 2011, certain investments were reclassified from cost method investment under R.O.C. GAAP to available-for-sale securities under U.S. GAAP as the restricted period of these investments terminates within one year from the reporting date. The Company recorded an adjustment to decrease other comprehensive income by NT$63 million as of December 31, 2011. These restricted investments were also classified as available-for-sale securities under R.O.C. GAAP at December 31, 2012, because the restriction expired in 2012.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

When the Company loses its significant influence on an investment accounted for under the equity method and reclassifies it as an available-for-sale security, the proportionate share of an investee’s equity adjustments for other comprehensive income should remain as a part of the carrying amount of the investment under R.O.C. GAAP and the dividends received from the available-for-sale security which were declared from pre-acquisition profits are deducted from the cost of the security. However, under U.S. GAAP, all of the investee’s equity adjustments for other comprehensive income should be offset against the carrying amount of the investment at the time significant influence is lost, and the dividends received from the available-for-sale security are accounted for as dividend income. Accordingly, the accumulated other comprehensive income related to the unrealized gains on the same group of available-for-sale securities for each of the years ended December 31, 2010, 2011 and 2012, was decreased by NT$975 million, NT$975 million and NT$981 million, respectively. The difference in cost basis resulted in an adjustment to increase (decrease) disposal gain of NT$(1) million, NT$0.1 million and NT$6 million for the years ended December 31, 2010, 2011 and 2012, respectively, under U.S. GAAP for the disposal of these investments.

Information on sales of available-for-sale equity securities for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Proceeds from sales	Gross realized gains	Gross realized losses
	NT$’000	NT$’000	NT$’000
For the year ended December 31, 2010	3,694,372	1,959,472	—
For the year ended December 31, 2011	3,254,897	1,464,505	—
For the year ended December 31, 2012	4,888,442	3,521,415	48,048

Information on available-for-sale equity securities, including depositary receipts and funds, held at each balance sheet date is as follows:

	Fair Value	Total unrealized gains	Total unrealized losses	Net unrealized gains	Adjusted Cost
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
As of December 31, 2010	37,298,738	23,853,204	45,951	23,807,253	13,491,485
As of December 31, 2011	24,054,645	12,141,186	393,001	11,748,185	12,306,460
As of December 31, 2012	19,447,620	8,309,078	85,435	8,223,643	11,223,977

As of December 31, 2011 and 2012, the Company had nine and four investments, respectively, with gross unrealized losses of NT$393 and NT$85 million, respectively, on available-for-sale equity securities with fair value of NT$972 million and NT$443 million, respectively. There were no significant investments that had been in a continuous loss position for 12 months or more as of December 31, 2011 and 2012. For the years ended December 31, 2010, 2011 and 2012, NT$1,959 million, NT$1,430 million and NT$4,748 million, respectively, was reclassified from other comprehensive income to the consolidated statements of income upon the disposal or impairment of available-for-sale securities. Such amounts were determined by average cost method. The Company did not transfer any available-for-sale securities to trading securities for the years ended December 31, 2011 and 2012.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of investments in securities

For individual securities classified as either available-for-sale or held-to-maturity, unrealized losses would be reported on the consolidated statements of income if evidence indicates that the value of an investment has been impaired and is unlikely to recover in the future. The Company determines whether a decline in fair value below cost is other than temporary pursuant to guidance from U.S. GAAP ASC 320-10-35, Investments—Debt and Equity Securities, since R.O.C. GAAP does not provide additional definition or guidance on how to assess the likelihood of future recovery. In general, a decline in market value below cost for a continuous period of six months is considered to be other than temporary unless there is persuasive evidence to the contrary. When determining the impairment or other-than-temporary decline, the Company considers, among other factors, all available information concerning the future prospects of investments including the investees’ financial statements, analyst reports and industry specific publications, and observes whether there are significant adverse changes in the general market condition where the investees operate, significant deteriorations in their earnings performance, any significant going concerns issues and subsequent market fluctuation and recovery. The Company also considers its ability and intention to hold these investments for a reasonable period of time that will be sufficient to allow for any anticipated recovery in the security’s market value. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value with a charge against earnings. The differences related to the accounting for impairment of investments in securities between R.O.C. GAAP and U.S. GAAP were insignificant for each of the years ended December 31, 2010, 2011, and 2012.

Adjustments due to change in ownership of equity investees and subsidiaries

The Company’s ownership interest in a subsidiary or equity investee may change, for example, (1) when an equity investee or a subsidiary issues additional shares and the Company subscribes for these shares at a percentage higher or lower than its current ownership percentage in the equity investees or subsidiaries, (2) when the employees of the Company’s subsidiaries or equity investees exercise their stock options, or (3) when the convertible bondholders of the Company’s subsidiaries or equity investees exercise their conversion rights. Under R.O.C. GAAP, the change in the Company’s proportionate share in the net assets of its equity investees or subsidiaries resulting from the issuance of additional shares of the investee’s stock, at the rate not proportionate to its existing equity ownership in such investees, is recorded to the additional paid-in capital and long-term investments account for an equity method investee, or noncontrolling interest for a subsidiary. Under U.S. GAAP, pursuant to ASC 810-10-45, Changes in a Parent’s Ownership Interest in a Subsidiary, a change in the Company’s ownership interest while the Company retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Nevertheless, a dilution of ownership interest in an equity method investee is recognized as a gain or loss, while an increase of ownership interest is accounted for as additional acquisition interest in an equity method investee, with the difference between the total cost of the additional investment and the proportionate share of the fair value of net assets treated as equity method goodwill.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2010, the Company acquired additional ownership interests in a subsidiary. Under R.O.C. GAAP, the acquisition was accounted for using the purchase method of accounting, and after reducing the book values of those non-current assets acquired of NT$226 million to zero, the Company recognized an extraordinary gain of NT$68 million for the year ended December 31, 2010, as the fair value of the net assets acquired exceeded their cost. However, under U.S. GAAP, the acquisition was accounted for as an equity transaction. The difference between the fair value of the consideration paid and the book value of the noncontrolling interests is adjusted against stockholders’ equity. As such, the Company reversed the extraordinary gain and the write-down of non-current assets recognized under R.O.C. GAAP, and recorded additional paid-in capital of NT$310 million as of December 31, 2010 under U.S. GAAP.

In June 2010, a non-affiliated company invested NT$259 million for newly issued shares of one of the Company’s consolidated entities, reducing the Company’s ownership interest from 100% to 50%. Due to this transaction, the Company became to jointly control the entity and accounted for the entity as a joint venture. Under R.O.C. GAAP, the reduction of equity interest is adjusted against additional paid-in capital. However, under U.S. GAAP, the Company accounted for the transaction as a deconsolidation of a subsidiary and remeasured the remaining holding interests by recognizing a gain or loss in net income attributable to the Company. Accordingly, the Company recognized an NT$5 million net loss for the year ended December 31, 2010 under U.S. GAAP.

Difference in application of equity accounting

Prior to 2006, certain available-for-sale investments under U.S. GAAP were accounted as equity method investments under R.O.C. GAAP. The differences in the application of equity method led to different cost basis under R.O.C. GAAP and U.S. GAAP and resulted in an adjustment to accumulated other comprehensive income related to unrealized losses on available-for-sale securities of NT$2,090 million as of December 31, 2010, 2011 and 2012.

Under R.O.C. GAAP, if the carrying amount of non-current asset or disposal group will be recovered principally through sale rather than through continuing use and the asset or disposal group meets the criteria to be available for immediate sale in its present condition subject only to terms that are usual and customary for a sale and the sale is highly probable, the asset or disposal group would be classified as held-for-sale asset measured at the lower of carrying amount and fair value less costs to sell and separately presented in the balance sheet. For the sale to be highly probable, the management must be committed to a plan to sell the asset completely within one year, and the asset must be actively marketed for sale at a price that is reasonable compared to its current fair value. Equity-method investment shall be classified as held-for-sale asset if it meets all the above criteria. Under U.S. GAAP, ASC 360-10 Property, Plant, and Equipment, the criteria to classify long-lived asset or disposal group to held-for-sale asset is similar to R.O.C. GAAP. However, ASC 360-10 does not apply to financial instruments including investments in equity securities accounted for under the cost or equity method. As such, equity method investments are not classified as held-for-sale assets but shall continue to be accounted for under the equity method until the significance influence is lost.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012, the Company reclassified held-for-sale assets of NT$313 million under R.O.C. GAAP to equity method investment under U.S. GAAP. The proportional equity pick up from the equity investment was insignificant for the year ended December 31, 2012.

Under R.O.C. GAAP, when an investor holds 20% or more of an investee’s outstanding voting securities but without the controlling power, unless it is evidenced that the investor does not have significant influence over the investee, the investor’s investment in the investee’s equity securities, including preferred shares, shall be accounted for using the equity method. When an investor invests in preferred stock of an investee, equity method accounting is necessary if the investor has the ability to exercise its significant influence over the investee. Therefore, when determining the excess of cost of investment over underlying equity in net assets of the investee, and recognizing subsequent pick up of equity method gains or losses, the Company takes its preferred shareholdings into consideration. In addition, excess of investment cost over the underlying net assets will be treated as equity-method goodwill as a component of the carrying value of the equity-method investment. If, however, there is excess of underlying net assets over the investment cost, the investee’s non-current assets, as components of the equity-method investment balance, will be subject to pro rata reduction with the remaining unallocated bargain purchase recognized immediately as an extraordinary gain.

Under U.S. GAAP, however, equity-method accounting only applies to investments in common stock and in-substance common stock that give the investor the ability to exercise significant influence over operating and financial policies of an investee. Unless when the investment in common stock and in-substance common stock is reduced to zero, at which time the Company’s other forms of investment, including preferred shares, may be required to report losses up to the Company’s investment carrying amount. Pursuant to ASC 323-10-15-13, in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. An investor shall consider all of the characteristics of the securities: subordination, risks and rewards of ownership and obligation to transfer value, when determining whether an investment in an entity is substantially similar to an investment in the entity’s common stock.

After considering all the characteristics mentioned above, the Company concluded that its investment in Best Elite Series B and B-1 preferred shares is not in-substance common stock based on certain rights that are substantially different from ordinary shares. In particular, the following factors demonstrate that the Series B and B-1 are not in substance common stock:

(1) Subordination—the Series B and B-1 preferred shares each have a stated liquidation preference of 125% of the original issuance price plus any declared and unpaid preference dividends to such class of preferred shares. The liquidation preference is substantive considering Best Elite’s ordinary shares at the time of the purchase accounted for more than “little or none” of its total equity on a fair value basis, and the Series B and B-1 preferred shares are entitled to receive Series B and B-1 liquidation preference amounts prior to any distribution to other classes of shares of Best Elite in liquidation; and

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2) Risks and rewards of ownership—the Series B and B-1 preferred shareholders are entitled to dividend in preference to all other classes of equity stock when dividends are declared. Such preference dividend must be paid first, in full, to these shareholders prior to distribution to others. Accordingly, the rights of Series B and B-1 preferred shares to profits are substantially different from ordinary shares. The Series B and B-1 preferred shareholders also participate in the ordinary share dividend on an if-converted basis and they do not participate in losses, except, as with equity generally, their value could potentially become zero in liquidation. In addition, as described above, the risk to the Series B and B-1 is substantially lower than ordinary shares because the Series B and B-1 have substantively more favorable treatment in liquidation.

The investment in the Best Elite preferred shares of NT$2,342 million and NT$2,358 million was reclassified from long-term investment accounted for under the equity method to financial assets measured at cost as of December 31, 2011 and 2012, respectively, under U.S. GAAP. The Company also reversed the effects of the pro rata reduction for the bargain purchase and recognized an equity-method goodwill of NT$521 million, as a component of the equity-method investment balance for its investment in Best Elite ordinary shares. Additionally, the Company reversed the investment gain of NT$105 million and NT$669 million for the years ended December 31, 2011 and 2012, respectively, from the preferred shares recognized under R.O.C. GAAP.

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

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and valuations with inputs which are observable for substantially the full term of the asset or liability. The fair values of the available-for-sale financial assets with restrictions on the sale or transfer are determined based on identical but unrestricted financial assets’ quoted market price with discounts for the restrictions that are insignificant. One of the Company’s equity fund investments was classified as available-for-sale financial assets and its fair value is determined based on the redemption value provided every quarter. The Company issued exchangeable bonds which contain a compound derivative instrument, comprising of the exchange option with a fixed foreign exchange rate feature and a call option. The compound derivative instrument is classified as liabilities carried at fair value through profit or loss. The derivatives are fair valued using the option pricing model. The valuation model uses the market-based observable inputs including share price, volatility, credit spread, and swap rates. Some of the Company’s non-public instruments classified as financial assets measured at cost, noncurrent and long-term investments accounted for under the equity method were considered to be impaired. The fair value was determined based on the contract selling price or the transaction price of the newly issued shares which the Company considered to be quoted prices in a market that was not active.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Level 3 inputs are unobservable inputs that are significant to the fair value of the asset or liability. Some of the Company’s equity investments in non-public funds classified as financial assets measured at cost, noncurrent were considered to be impaired. The fair value of the non-publicly traded funds was determined using the net asset values of the funds. The fair value measurements of our private equity instruments classified as financial assets measured at cost, noncurrent are determined using the market approach by reference to the market multiples derived from the inputs include the private company’s current operating and future expected performance based on evaluation of the latest available financial statements; changes in the industry and market prospects of the Company based on publicly available information. Due to the absence of quoted market price, the fair value measurement of some of the Company’s long-term investment in non-publicly traded equity instruments that are accounted for under equity method were determined to be impaired using the discounted cash flow model, considering the investee’s current and future expected operating performance, industry trends, and competitive advantages. As for the property, plant and equipment impairment, fair value was determined based on observable inputs by reference to comparable sales data and published market price with insignificant adjustment for economic lives, local price index, capacity utilization, equipment-related inflation indices and physical condition. Refer to Note 36(6) for goodwill impairment.

The following table summarizes the assets and liabilities measured and recorded at fair value on a recurring basis at December 31, 2011 and 2012:

December 31, 2011		Fair value measurements at reporting date using
Items	Fair Value	Level 1	Level 2	Level 3
	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets at fair value through profit or loss, current	695,931	695,931	—	—
Financial assets at fair value through profit or loss, noncurrent	119,711	119,711	—	—
Available-for-sale financial assets, current	5,124,780	5,124,780	—	—
Available-for-sale financial assets, noncurrent	18,929,865	18,835,224	94,641	—
Financial liabilities at fair value through profit or loss, current	741,531	—	741,531	—

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012		Fair value measurements at reporting date using
Items	Fair Value	Level 1	Level 2	Level 3
	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets at fair value through profit or loss, current	655,994	655,994	—	—
Financial assets at fair value through profit or loss, noncurrent	72,706	72,706	—	—
Available-for-sale financial assets, current	4,330,880	4,330,880	—	—
Available-for-sale financial assets, noncurrent	15,116,740	15,045,978	70,762	—
Financial liabilities at fair value through profit or loss, current	767,605	—	767,605	—

The following table summarizes the assets measured at fair value on a nonrecurring basis for the years ended December 31, 2011 and 2012:

December 31, 2011		Fair value measurements during reporting period using
Items	Fair Value	Level 1	Level 2	Level 3	Total Losses
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets measured at cost, noncurrent	225,938	—	32,447	193,491	(570,725)
Long-term investments accounted for under the equity method	374,690	—	81,348	293,342	(114,463)
Property, plant and equipment, net	7,532,528	—	—	7,532,528	(1,238,877)
Other assets	—	—	—	—	(11,206)
Goodwill	—	—	—	—	(1,500,344)

Financial assets measured at cost, long-term investments accounted for under the equity method, property, plant and equipment, net, other assets and goodwill with a total carrying amount of NT$11,569 million were written down to their fair values in total of NT$8,133 million, resulting in an aggregate impairment charge of NT$3,436 million included in earnings for the year ended December 31, 2011.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012		Fair value measurements during reporting period using
Items	Fair Value	Level 1	Level 2	Level 3	Total Losses
	NT$’000	NT$’000	NT$’000	NT$’000	NT$’000
Financial assets measured at cost, noncurrent	202,058	—	134,125	67,933	(585,060)
Long-term investments accounted for under the equity method	201,689	—	185,143	16,546	(223,695)
Property, plant and equipment, net	5,961,772	—	—	5,961,772	(3,186,525)
Other assets and deferred charges	53,927	—	—	53,927	(85,911)

Financial assets measured at cost, long-term investments accounted for under the equity method, property, plant and equipment, net and other assets and deferred charges with a total carrying amount of NT$10,500 million were written down to their fair values in total of NT$6,419 million, resulting in an aggregate impairment charge of NT$4,081 million included in earnings for the year ended December 31, 2012.

The following table summarizes the financial instruments not recorded at fair value but for which the fair value is disclosed as of December 31, 2011 and 2012:

The fair value of bonds payables was estimated by the market price or estimated using the option pricing model. The model uses market-based observable inputs including share price, volatility, credit spread and swap rates. The fair value of long-term loans was determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, held to maturity financial assets-current, restricted assets, deposits-out, short-term loans and capacity deposits approximated their carrying amount due to their maturities within one year.

December 31, 2011	Fair value measurements during reporting period using
Items	Level 1	Level 2	Level 3
	NT$’000	NT$’000	NT$’000
Bonds payables (current portion included)	—	16,557,479	—
Long-term loans (current portion included)	—	11,692,649	—
Long-term investments accounted for under the equity method with quoted market price	77,930	—	—

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012	Fair value measurements during reporting period using
Items	Level 1	Level 2	Level 3
	NT$’000	NT$’000	NT$’000
Bonds payables (current portion included)	10,049,710	15,929,060	—
Long-term loans (current portion included)	—	14,817,466	—
Long-term investments accounted for under the equity method with quoted market price	94,922	—	—

(5)	Convertible bond liabilities

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

In addition, under R.O.C. GAAP, the issuance costs are allocated proportionally to the equity and liability components. The amount allocated to the equity components is accounted for as a reduction of equity and the amount allocated to the liability component is accounted for as a bond discount. The issuance costs allocated to the liability component are amortized over the contractual life of the bonds using the effective interest rate method. Under U.S. GAAP, however, the entire issuance costs are reported as deferred charges and amortized over the contractual life of the bonds using the effective interest rate method. As of December 31, 2011 and 2012, the balance of deferred charges was NT$52 million and NT$39 million under U.S. GAAP, respectively.

Based on the above differences, the Company reclassified the equity component under R.O.C. GAAP to bonds payable under U.S. GAAP, and reclassified issuance costs allocated to the liability and equity components under R.O.C. GAAP to deferred charges under U.S. GAAP. The Company also adjusted the differences resulting from the subsequent amortization of the bond discount and deferred charges as well as the subsequent redemption of the bonds. The difference in cost basis resulted in an adjustment to decrease interest expense of NT$77 million and NT$13 million for the years ended December 31, 2011 and 2012, respectively. Additionally, the Company recalculated the capitalized interest which resulted in an adjustment to decrease property, plant and equipment, net by NT$89 million for the year ended December 31, 2012. The impact to property, plant and equipment, net was insignificant for the year ended December 31, 2011.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2012, the Company redeemed NT$1,823 million and NT$142 million, respectively, of convertible bonds which resulted in an adjustment to decrease redemption gain of NT$57 million and NT$2 million for the years ended December 31, 2011 and 2012 under U.S. GAAP, respectively.

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

Under U.S. GAAP, in a business combination achieved in stages, the acquirer shall re-measure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss. The acquirer shall recognize goodwill as of the acquisition date measured as the excess of (a) the aggregate of: (i) the consideration transferred, (ii) the fair value of any non-controlling interest in the acquiree, and (iii) the fair value of any previously held equity interest in the acquiree; over (b) the fair value of identifiable assets acquired and the liabilities assumed on the acquisition date; or gain on bargain purchase in which the amount as the excess of (b) exceeds the aggregate of the amounts specified in (a), after performing required reassessment of measurement procedures. Goodwill is not amortized and is subject to an annual impairment test or more frequently when events and circumstances indicate a possible impairment may exist. The first step of the impairment test is to compare the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is to compare the implied fair value of the reporting unit goodwill with its carrying value. If the carrying amount of goodwill exceeds its fair value, the excess is recognized as impairment loss on the consolidated statements of income. Impairment of goodwill cannot be subsequently reversed.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

As of November 30, 2010	NT$ million
Cash	5,853
Receivables	938
Inventories	1,133
Property, plant and equipment	9,403
Other assets	144

Total identifiable assets acquired	17,471

Current liabilities	1,433
Non-current liabilities	5,422

Total liabilities assumed	6,855

Net identifiable assets acquired	10,616
Goodwill	1,499

Net assets acquired	12,115

The goodwill recognized is attributable primarily to expected consolidation synergies of NEXPOWER, and none of the goodwill is expected to be deductible for income tax purposes. As of December 31, 2010, there was no change in the recognized amount of goodwill resulting from the acquisition of NEXPOWER.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In September 2011, due to operating profits and cash flows were lower than expected since November 2010, given sharp deterioration in market condition, NEXTPOWER revised its earnings forecast for the next five years and determined that some of its long lived assets were impaired pursuant to ASC 360. The impairment loss also served as an indicator that goodwill might also be impaired. Accordingly, the Company conducted a two-step process to identify and measure the amount of impairment loss, if any.

As the carrying amount of NEXPOWER exceeded its fair value which was estimated by using the discounted cash flow based on earnings forecasts, its goodwill was considered to be impaired. To calculate the implied fair value of goodwill, the Company allocated the fair value to each asset and liability account. As most of the value in the reporting unit is in its long lived assets, the fair value of the machinery and equipment was determined and impaired as described in Note 36(7). The fair value of assets and liabilities other than long lived assets were determined to approximate their book values given their short-term nature. The Company did not identify any value to be ascribed to intangible assets not previously identified. The excess of the reporting unit’s fair value over the total amounts allocated to each asset (except goodwill) and liability account would be the implied fair value of goodwill. As the carrying amount exceeded the implied fair value of NEXPOWER’s goodwill, the Company recognized a goodwill impairment loss of NT$ 1,499 million in 2011 under U.S. GAAP, within the Other segment. While the impairment assessment resulted in a full writedown of goodwill under both R.O.C. GAAP and U.S. GAAP, the amount of the charge was different due to the difference in carrying values of goodwill under each GAAP.

(7)	Impairment of long-lived assets (excluding goodwill and other indefinite lived assets)

Under R.O.C. GAAP and U.S. GAAP, long-lived assets are evaluated for impairment at each balance sheet date or whenever events and changes in circumstances indicate that an asset or asset group may be impaired and the carrying amounts of these assets may not be recoverable. Under R.O.C. GAAP, the Company determines whether an asset is impaired by comparing the carrying amount to its recoverable amount, which is the higher of the asset’s fair value less costs to sell or the value in use determined by the future discounted cash flows to be generated by the asset and recognizes an impairment loss, if any, to the extent that its carrying amount exceeds its recoverable amount.

Under U.S. GAAP, pursuant to ASC 360, a two-step impairment test is required if impairment is indicated and the measurement model is as follows:

1.	The carrying amount is first compared with the undiscounted cash flows. If the carrying amount is lower than the undiscounted cash flows, no impairment loss is recognized.

2.	If the carrying amount is higher than the undiscounted cash flows, an impairment loss is measured as the difference between the carrying amount and fair value.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2011 and 2012, given the sharp deterioration in market condition, two of our subsidiaries had lower than expected operating profits and cash flows and revised its earnings forecast for the next five years and determined that some of their long-lived assets were impaired pursuant to ASC 360.

The impairment loss measured as the difference between the carrying amount and fair value for the years ended December 31, 2010, 2011 and 2012 was nil, NT$1,250 million and NT$3,272 million under U.S. GAAP, respectively. There was no GAAP difference recognized in 2010 and 2011. In 2012, due to the difference in carrying values of long-lived assets under R.O.C. and U.S. GAAP based on different accounting for acquisition of noncontrolling interest as described in Note 36(3), the amount of impairment recognized under R.O.C. GAAP was NT$2,339 million.

Additionally, under R.O.C. GAAP, for previously recognized losses, if there is evidence that impairment losses recognized no longer exist or have diminished, and the recoverable amounts of the long-lived assets increase because of an increase in the assets’ estimated service potential, the losses may be reversed to the extent that the resulting carrying values of the assets do not exceed the carrying values had no impairment loss been recognized in prior years. Whereas impairment losses recognized cannot be reversed under U.S. GAAP. There were no reversal of impairment recognized on long-lived assets under R.O.C. GAAP for the years ended December 31, 2010, 2011 and 2012.

(8)	Earnings per share (EPS)

Under R.O.C. GAAP, basic earnings per share is calculated by dividing net income attributable to common stockholders by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income is also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds. The weighted-average number of shares outstanding are adjusted retroactively for stock dividends issued and capitalization of additional paid-in capital. Anti-dilutive effects are not included in the dilutive EPS calculation. The shares distributed for employee bonus are treated as outstanding as of their grant date in the calculation of basic earnings per share. For employee bonus that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under U.S. GAAP, basic earnings per share is calculated by dividing net income attributable to common stockholders by the weighted-average number of shares outstanding during the year. The shares distributed for employee bonus are included in the computation of basic earnings per share from the grant date. The reciprocal shareholdings held by equity investees are also deducted from the computation of weighted-average number of shares outstanding. Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income attributable to common stockholders would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents as under R.O.C. GAAP. For employee bonus that may be distributed in shares, the number of shares to be distributed is not taken into consideration until they are granted or the stockholders’ approval is obtained. Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted EPS by application of treasury stock method. The “assumed proceeds” include the exercise price of the options, any tax benefits that will be credited on exercise to additional paid-in capital, and the average measured but unrecognized compensation expense during the period. Accordingly, the Company reversed the dilutive adjustment under R.O.C. GAAP and calculated the dilutive effect of outstanding employee options by applying treasury stock method under U.S. GAAP.

The reconciliation of the numerators and denominators used in computing the basic and diluted earnings per share under U.S. GAAP are as below:

	For the year Ended December 31, 2012
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In dollar NT$
Net Income attributable to the Company	5,055,197	—	—

Basic EPS
Income available to common stockholders	5,055,197	12,463,761	0.41

Effect of dilutive securities
Employee stock options	—	24,034	—
Unsecured convertible bonds	(16,156)	652,022	(0.03)

Diluted EPS
Income attributable to common stockholders including assumed conversions	5,039,041	13,139,817	0.38

As of December 31, 2012, there were 332,656 thousand issued and outstanding stock options which were not included in the computation of diluted earnings per share due to their antidilutive effect.

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9)	Treasury stock and related disposal

Some of the Company’s subsidiaries and investees also hold the Company’s stocks as investments. Under R.O.C. GAAP, reciprocal shareholdings held by subsidiaries, but not equity investees, are recorded as treasury stocks on the Company’s books. Under U.S. GAAP, however, reciprocal shareholdings, whether being held by subsidiaries or equity investees, are recorded as treasury stocks on the Company’s books. Therefore, as of December 31, 2011 and 2012, the Company recognized treasury stocks of NT$2,092 million for reciprocal shareholdings held by equity-method investees. The Company also reversed accumulated other comprehensive income related to unrealized gains of NT$1,428 million, NT$849 million and NT$688 million for the years ended December 31, 2010, 2011 and 2012, respectively, and eliminated investment gains of NT$81 million, NT$179 million and NT$80 million for the years ended December 31, 2010, 2011 and 2012, respectively.

(10)	Stock dividends

Under R.O.C. GAAP, the stock dividends are recorded at par value and charged to retained earnings. Under U.S. GAAP, if the ratio of distribution is less than 25 percent of the same kind of outstanding shares, the fair value of the shares issued should be charged to retained earnings. There have been no stock dividends issued since 2009, the adjustment of NT$291,285 million remains the same as of December 31, 2011 and 2012.

(11)	Pension

Under R.O.C. GAAP, R.O.C. SFAS 18 requires a minimum pension liability to be measured as the excess of accumulated benefit obligation over the fair value of the plan assets, and allows the unrecognized items, including prior service costs or credits, actuarial gains or losses, and transition obligations or assets, to be reported in disclosure shown as a plan’s funded status.

Under U.S. GAAP, ASC 715-30, Defined Benefit Plans—Pension, requires an employer to recognize an asset for a plan’s overfunded status or a liability for a plan’s underfunded status with an offsetting adjustment to accumulated other comprehensive income (AOCI).

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amounts related to pensions recognized in AOCI, net of tax, excluding amounts related to equity-method investees, are shown as below:

	As of December 31, 2012
	Net gain/(loss)	Prior service cost
	NT$’000	NT$’000
The amounts arose during the period	(418,098)	—
The amounts reclassified as components of net periodic benefit cost	232,606	(47,995)
The amounts recognized in AOCI as of December 31, 2012	(721,858)	—
The amounts expected to be recognized as components of net periodic benefit cost during 2013	(99,717)	—

(12)	Tax effect of U.S. GAAP adjustments

Under U.S. GAAP, the income tax expense was NT$1,624 million, NT$931 million and NT$2,675 million for the years ended December 31, 2010, 2011 and 2012, respectively. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C. Under R.O.C GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained. Under U.S. GAAP, 10% income tax impact is provided in the period the income is earned, assuming that no earnings are distributed. Any reduction in the liability will be recognized when the income is distributed upon the stockholders’ approval in the subsequent year. Tax on undistributed earnings may be offset by the Company’s available tax credits carried forward, where applicable. As such, the incremental tax accrued on undistributed earnings may be offset by a corresponding reduction in valuation allowance, where applicable. In 2010, 2011 and 2012, the Company accrued NT$2,156 million, NT$877 million and NT$650 million, respectively, for 10% tax on undistributed earnings in Taiwan under U.S. GAAP. The additional tax expense was offset by a corresponding reduction in the valuation allowance under U.S. GAAP.

Moreover, additional tax benefit (expense) and deferred tax assets or liabilities would be adjusted for the reconciled items between R.O.C. GAAP and U.S. GAAP due to temporary difference. For the year ended December 31, 2012, the Company recognized total tax expense and other comprehensive income items of NT$584 million and NT$409 million, respectively, to reconcile R.O.C. GAAP to U.S. GAAP, with the balance of NT$175 million adjusted to reduce deferred tax asset, noncurrent, in connection with the recognition of the book-to-tax basis difference on the Company’s investment in UMCJ, immediately following its decision to dissolve and liquidate UMCJ. While R.O.C. GAAP requires subsequent changes in deferred tax balances as of the beginning of the year to be recorded in equity, if the deferred tax is related to an equity classified item, ASC 740, Income Taxes, requires all such changes to be recognized as current income tax expense.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012, the Company reported valuation allowance NT$9,149 million to reduce deferred tax assets to an amount that is more likely than not realizable, representing a decrease of NT$2,778 million from the prior year.

Under U.S. GAAP, the Company adopted the provisions regarding uncertainty in income tax positions prescribed in ASC 740-10, which clarifies that tax position are measured based on the maximum amount that is more likely than not to be realized. Tax positions that are not at least more likely than not to be sustained on their technical merits are not recognized. Unlike ASC 740-10, R.O.C. SFAS 22 contained no guidance on uniform criteria for an enterprise to recognize and measure potential tax benefits associated with uncertain tax positions.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2011	2012
	NT$	NT$
	(In millions)
Balance at January 1	82	69
Increases due to positions taken in current year	69	778
Decreases relating to settlements with taxing authorities	(82)	—

Balance at December 31	69	847

As of December 31, 2011 and 2012, unrecognized tax benefit of NT$69 million and NT$429 million, respectively, which if recognized would affect the Company’s effective tax rate. In addition, settlement of the unrecognized tax benefit, if needed, can be by use of cash or deferred tax assets. Further, the Company is unaware of any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next twelve months.

The Company reports interest and penalties relating to unrecognized tax benefits as interest expenses and other expenses, respectively. As of December 31, 2011 and 2012, no interest or penalties were accrued.

The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2012, tax year of 2011 is open to Tax Authority’s examination in Taiwan, while in other foreign jurisdictions, years 2007-2011 are open to relevant Tax Authority’s examination.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(13)	Gross profit and operating income

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

(14)	Capital reduction and return from foreign subsidiaries

Under R.O.C. GAAP, as the Company decreases its equity interests in a foreign operation through capital reduction and return of capital, the proportional difference of the accumulated currency translation adjustments before and after the capital reduction is recognized in profit or loss. However, under U.S. GAAP, foreign currency translation gains and losses that have been recorded as a component of other comprehensive income during the period for which settlement was not planned or anticipated remain in that account until partial or complete sale or complete or substantially complete liquidation of the investment in the foreign entity. In 2012, two of the Company’s foreign subsidiaries returned part of its capital by cash. Under R.O.C. GAAP, the difference of the accumulated currency translation adjustments before and after the capital reduction was recognized as exchange gain. Given the capital return was not made in connection with the sale or substantially complete liquidation of these foreign subsidiaries, the Company reversed the exchange gain under R.O.C. GAAP, and recorded as cumulative translation adjustment of NT$233 million as of December 31, 2012 under U.S. GAAP.

(15)	Inventory

Under R.O.C. GAAP, the write down of inventory for the lower of cost or net realizable value may be reversed in subsequent periods if market conditions improve. Under U.S. GAAP, the write down to lower of cost or market creates a new cost basis that subsequently cannot be marked up. Upon the sale of the related inventory, the difference between these two GAAPs is resolved. During the years ended December 31, 2010, 2011 and 2012, there was no material difference between cost of sales under R.O.C. GAAP and U.S. GAAP as a result of this GAAP difference.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under R.O.C. GAAP, inventory is stated at the lower of cost or net realizable value, while under U.S. GAAP, inventory is stated at the lower of cost or market. ASC 330-10-20 defines “market” as current replacement cost (by purchase or reproduction) provided it meets both of the following conditions: (1) market should not exceed the net realizable value; and (2) market should not be less than net realizable value reduced by an allowance for an approximately normal profit margin. Net realizable value is defined as the estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal. The market value of the Company’s work in progress and finished goods is measured at the contractual sales price less predictable costs of completion, while that of the raw materials is the replacement cost by purchase. Normally, the market floor of net realizable value reduced by an allowance for a normal profit margin is not applicable because the Company’s inventory is manufactured by contract, serving the specific requirements of its customers. Additionally, as the rule of lower of cost or market is intended to provide a means of measuring the residual usefulness of an inventory expenditure and the term “market” may be thought of in terms of the equivalent expenditure which would have to be made in the ordinary course at that date to procure corresponding utility, in the event when the estimated selling price, reduced by the costs of completion, is lower than current replacement cost, net realizable value would be determined to be the more appropriate measurement of utility. Therefore, the accounting for inventory at the lower of cost or net realizable value under R.O.C. GAAP is not materially different from the accounting for inventory at the lower of cost or market under U.S. GAAP.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Consolidated Net Income

	For the years ended December 31,
	2010	2011	2012
	NT$’000	NT$’000	NT$’000	US$‘000
Consolidated net income, R.O.C. GAAP	23,845,956	8,466,916	5,873,921	202,200
Compensation	(396,851)	(105,542)	(9,867)	(340)
Equity investees	(42,404)	(11,475)	3,168	110
Investments in debt and equity securities
Change in fair value of investments in securities	(786)	137	(36,207)	(1,246)
Difference in application of equity accounting	—	(104,636)	(669,333)	(23,041)
Adjustments due to change in ownership of investees	(233,761)	(105,626)	(1,251,083)	(43,067)
Convertible bond liabilities	—	20,580	26,967	928
Goodwill and business combinations	452,112	(1,307,545)	—	—
Treasury stock and related disposal	(80,524)	(179,028)	(80,492)	(2,771)
Capital reduction and return from foreign subsidiaries	—	—	(232,820)	(8,014)
Tax effect of U.S. GAAP adjustments	—	(69,326)	(514,769)	(17,720)

Consolidated net income, U.S. GAAP	23,543,742	6,604,455	3,109,485	107,039

Attributable to:
the Company	23,616,120	8,745,675	5,055,197	174,017
noncontrolling interests	(72,378)	(2,141,220)	(1,945,712)	(66,978)

	23,543,742	6,604,455	3,109,485	107,039

Basic earnings per share under U.S. GAAP (in dollars)	1.91	0.71	0.41	0.01

Diluted earnings per share under U.S. GAAP (in dollars)	1.90	0.68	0.38	0.01

Weighted-average number of shares outstanding-basic (in thousands)	12,335,428	12,400,193	12,463,761	12,463,761

Weighted-average number of shares outstanding-diluted (in thousands)	12,399,086	12,858,885	13,139,817	13,139,817

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statement of Comprehensive Income (Loss)

	For the years ended December 31,
	2010	2011	2012
	NT$’000	NT$’000	NT$’000	US$’000
Net income	23,543,742	6,604,455	3,109,485	107,039
Attributable to:
the Company	23,616,120	8,745,675	5,055,197	174,017
noncontrolling interests	(72,378)	(2,141,220)	(1,945,712)	(66,978)
Other comprehensive income (loss), net of tax
Cumulative translation adjustment	(5,192,884)	3,176,545	(2,807,036)	(96,628)
Attributable to:
the Company	(4,971,823)	3,162,457	(2,803,630)	(96,511)
noncontrolling interests	(221,061)	14,088	(3,406)	(117)
Unrealized losses on securities	(3,056,478)	(12,745,112)	(3,447,107)	(118,661)
Attributable to:
the Company	(3,056,478)	(12,745,112)	(3,447,107)	(118,661)
noncontrolling interests	—	—	—	—
Unrecognized pension cost	(590,007)	32,185	(233,487)	(8,037)
Attributable to:
the Company	(600,625)	32,185	(233,487)	(8,037)
noncontrolling interests	10,618	—	—	—

Other comprehensive income (loss)	(8,839,369)	(9,536,382)	(6,487,630)	(223,326)

Comprehensive income (loss)	14,704,373	(2,931,927)	(3,378,145)	(116,287)

Attributable to:
the Company	14,987,194	(804,795)	(1,429,027)	(49,192)
noncontrolling interests	(282,821)	(2,127,132)	(1,949,118)	(67,095)

	14,704,373	(2,931,927)	(3,378,145)	(116,287)

Statement of Accumulated Other Comprehensive Income (Loss) attributable to the Company

	Cumulative translation adjustment	Unrealized gains (losses) on securities	Unrecognized pension cost	Accumulated other comprehensive income (loss)
	NT$’000	NT$’000	NT$’000	NT$’000
Balance at December 31, 2010	(5,360,151)	24,743,822	(520,556)	18,863,115
Other comprehensive income (loss)	3,162,457	(12,745,112)	32,185	(9,550,470)

Balance at December 31, 2011	(2,197,694)	11,998,710	(488,371)	9,312,645
Other comprehensive loss	(2,803,630)	(3,447,107)	(233,487)	(6,484,224)

Balance at December 31, 2012	(5,001,324)	8,551,603	(721,858)	2,828,421

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Consolidated Stockholders’ Equity

	As of December 31
	2011	2012
	NT$’000	NT$’000	US$’000
Stockholders’ equity, R.O.C. GAAP	212,124,963	205,020,945	7,057,520
Compensation	3,567	538	19
Equity investees	(260,363)	130,600	4,495
Investments in debt and equity securities
Difference in application of equity accounting	(104,636)	(643,765)	(22,161)
Adjustments due to change in ownership of investees	1,773,549	397,087	13,669
Convertible bond liabilities	(521,944)	(488,574)	(16,818)
Goodwill and business combinations	(7,615)	(7,615)	(263)
Treasury stock and related disposal	(2,044,381)	(1,883,334)	(64,831)
Pension	(254,179)	(721,858)	(24,849)
Tax effect of U.S. GAAP adjustments	(69,326)	(174,666)	(6,013)

Stockholders’ equity, U.S. GAAP	210,639,635	201,629,358	6,940,768

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Movements in Consolidated Stockholders’ Equity in accordance with U.S. GAAP

	For the years ended December 31,
	2010	2011	2012
	NT$’000	NT$’000	NT$’000	US$’000
Balance at January 1	213,240,491	225,122,624	210,639,635	7,250,934
Compensation	1,549,083	890,370	209,601	7,215
Cash dividends	(6,233,002)	(14,033,575)	(6,316,435)	(217,433)
Adjustment of additional paid-in capital and retained earnings accounted for under the equity method	(52,670)	1,418	8,094	278
Changes in additional paid-in capital for purchases of subsidiary shares	408,011	(310,113)	(12,181)	(419)
Cumulative translation adjustment on foreign long-term investment	(4,971,823)	3,162,457	(3,213,059)	(110,605)
Change in fair value of marketable securities	(3,201,421)	(13,324,883)	(3,608,154)	(124,205)
Treasury stock and related disposal	(4,618,121)	758,799	241,539	8,314
Exercise of employees’ stock options	2,542	1,004,050	266,116	9,160
Pension	(600,625)	32,185	(233,487)	(8,037)
Tax effect of U.S. GAAP adjustments	—	—	409,429	14,094
Changes in noncontrolling interests	5,984,039	(1,409,372)	(1,816,937)	(62,545)
Net income attributable to the Company	23,616,120	8,745,675	5,055,197	174,017

Balance at December 31	225,122,624	210,639,635	201,629,358	6,940,768

Total Stockholders’ equity attributable to:
the Company	218,650,997	205,577,380	198,384,040	6,829,053
noncontrolling interests	6,471,627	5,062,255	3,245,318	111,715

	225,122,624	210,639,635	201,629,358	6,940,768

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summarized U.S. GAAP consolidated balance sheet and statement of operations information is presented below:

	As of December 31,
	2011	2012
	NT$’000	NT$’000	US$’000
Current assets	84,055,511	80,604,889	2,774,695
Non-current assets	195,404,755	198,447,598	6,831,241
Current liabilities	42,946,840	39,538,661	1,361,055
Non-current liabilities	25,873,791	37,884,468	1,304,113

	For the years ended December 31,
	2010	2011	2012
	NT$’000	NT$’000	NT$’000	US$’000
Net operating revenues	126,441,544	116,702,723	115,674,763	3,981,919
Cost of goods sold	(89,929,148)	(95,594,489)	(96,330,930)	(3,316,039)
Operating income	21,393,686	2,572,552	706,103	24,306
Net income	23,543,742	6,604,455	3,109,485	107,039
Less: Net loss attributable to noncontrolling interests	(72,378)	(2,141,220)	(1,945,712)	(66,978)
Net income attributable to the Company	23,616,120	8,745,675	5,055,197	174,017

A reconciliation of the significant balance sheet accounts under R.O.C. GAAP to the amounts determined under U.S. GAAP is as follows:

	As of December 31,
	2011	2012
	NT$’000	NT$’000	US$’000
Cash and cash equivalents:
As reported under R.O.C. GAAP	49,070,128	42,592,725	1,466,187
Reclassification to marketable securities	(8,000)	(104,235)	(3,588)

As adjusted under U.S. GAAP	49,062,128	42,488,490	1,462,599

Held-to-maturity financial assets:
As reported under R.O.C. GAAP	13,524	—	—
Reclassification from cash & cash equivalents	8,000	104,235	3,588

As adjusted under U.S. GAAP	21,524	104,235	3,588

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2011	2012
	NT$’000	NT$’000	US$’000
Available-for-sale financial assets:
As reported under R.O.C. GAAP	23,960,004	19,447,620	669,454
Reclassification from financial assets measured at cost, noncurrent	157,253	—	—
Change in fair value of investment in securities	(62,612)	—	—

As adjusted under U.S. GAAP	24,054,645	19,447,620	669,454

Long-term investment under cost method, equity method & others:
As reported under R.O.C. GAAP	19,619,253	19,790,052	681,241
Reclassification to available-for-sale financial assets	(157,253)	—	—
Difference in application of equity accounting	(104,636)	(330,594)	(11,380)
Equity investees	49,566	136,704	4,706
Treasury stock and related disposal	(2,044,381)	(1,883,334)	(64,831)

As adjusted under U.S. GAAP	17,362,549	17,712,828	609,736

Property, plant and equipment, total cost:
As reported under R.O.C. GAAP	616,063,131	649,406,522	22,354,785
Business combination and ownership change in consolidated entities	17,703,713	8,735,193	300,695
Convertible bond liabilities—capitalized interest	—	(104,078)	(3,583)

As adjusted under U.S. GAAP	633,766,844	658,037,637	22,651,897

Property, plant and equipment, accumulated depreciation:
As reported under R.O.C. GAAP	(463,622,840)	(485,931,177)	(16,727,407)
Business combination and ownership change in consolidated entities	(14,103,959)	(6,280,960)	(216,212)
Convertible bond liabilities—capitalized interest	—	15,181	523

As adjusted under U.S. GAAP	(477,726,799)	(492,196,956)	(16,943,096)

Property, plant and equipment, accumulated impairment:
As reported under R.O.C. GAAP	(3,115,991)	(4,621,310)	(159,081)
Business combination and ownership change in consolidated entities	(1,845,830)	(2,071,266)	(71,300)

As adjusted under U.S. GAAP	(4,961,821)	(6,692,576)	(230,381)

Bonds Payable:
As reported under R.O.C. GAAP	11,984,404	21,932,193	754,981
Conversion right and issuance costs of convertible bonds	573,523	439,033	15,113

As adjusted under U.S. GAAP	12,557,927	22,371,226	770,094

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash Flows Information

The Company applies R.O.C. SFAS No. 17, “Statement of Cash Flows” which is similar to U.S. GAAP. The principal differences between the two standards relate to classification. Under R.O.C. GAAP, all certificates of deposit are classified as cash and cash equivalents. Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less. As of December 31, 2010, 2011 and 2012, the amount of time deposit with original maturities more than three months was NT$238 million, NT$8 million and NT$104 million, respectively. Summarized cash flow information under U.S. GAAP would be presented as follows:

	For the years ended December 31,
	2010	2011	2012
	NT$’000	NT$’000	NT$’000	US$’000
Net cash inflows (outflows) from:
Operating activities	53,495,013	41,653,800	40,535,119	1,395,357
Investing activities	(46,276,452)	(54,890,561)	(49,244,648)	(1,695,169)
Financing activities	(10,173,874)	9,922,989	3,587,749	123,503
Effect of exchange rate changes on cash and cash equivalents	(424,041)	1,342,294	(1,451,858)	(49,978)

Net decrease in cash and cash equivalents	(3,379,354)	(1,971,478)	(6,573,638)	(226,287)
Cash and cash equivalents at January 1	54,412,960	51,033,606	49,062,128	1,688,886

Cash and cash equivalents at December 31	51,033,606	49,062,128	42,488,490	1,462,599

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net income attributable to the Company and transfers (to) from noncontrolling interests are as follows:

	For the years ended December 31,
	2010	2011	2012
	NT$‘000	NT$‘000	NT$‘000	US$‘000
Net income attributable to the Company	23,616,120	8,745,675	5,055,197	174,017

Transfers (to) from noncontrolling interests
Increase (Decrease) in the Company’s paid-in capital for additional purchasing of subsidiaries’ common shares	408,011	(310,113)	(12,181)	(419)
Increase (Decrease) in the Company’s paid-in capital for subsidiaries’ employees exercise of the stock options	(25,500)	(15,511)	3,838	132

Net transfers (to) from noncontrolling interests	382,511	(325,624)	(8,343)	(287)

Change from net income attributable to the Company and transfers from noncontrolling interests	23,998,631	8,420,051	5,046,854	173,730

Exit or disposal activities

During Q3 2012, the Company’s Board of Directors approved the closure of the Company’s foundry operation in Japan. The closure is intended to integrate the Company’s manufacturing resources and reduce operating costs. Following this closure, the Company will maintain its presence in Japan, through its global customer service logistics network, leveraging manufacturing facilities in Taiwan and Singapore.

In connection with the decision to close UMCJ, the Company announced the provision of one-time termination benefits plan in Japan. Total termination cost expected to be recognized was approximately NT$770 million in accordance with ASC 420, Exit or Disposal Cost Obligations, of which NT$628 million was incurred and recognized as operating and manufacturing related expenditures within the Wafer fabrication segment for the year ended December 31, 2012. The Company paid NT$94 million in 2012, with the remaining cost to be paid in 2013 according to the UMCJ closure plan.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration of credit risk

The Company designs, develops, manufactures and markets a variety of semiconductor products. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts and notes receivable. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit quality financial institutions. The Company’s revenues and trade accounts and notes receivable are derived primarily from the sale of production foundry wafers, including memory and logic products and wafers. For the years ended December 31, 2010, 2011, and 2012, the Company distributed its products on a global basis but mainly to customers in Asia (67.87%, 64.04%, and 71.91%, respectively), America (16.88%, 17.92%, and 13.29%, respectively) and others (15.25%, 18.04%, and 14.80%, respectively). The Company’s sales are primarily derived from wafer sales and denominated in US Dollars. Two customers’ revenue represented 11% and 11%, respectively, of the consolidated revenue for the year ended December 31, 2010, and two customers’ revenue represented 13% and 10%, respectively, of the consolidated revenue for the year ended December 31, 2011, and two customers’ revenue represented 14% and 12%, respectively, of the consolidated revenue for the year ended December 31, 2012. The Company routinely assesses the financial strength of substantially all customers. The Company also requires collateral for certain sales to mitigate the credit risk.

New accounting pronouncements

In December 2011, the FASB issued ASU 2011-11 Balance Sheet (Topic 210) Disclosures about Offsetting Assets and Liabilities. The new requirement is about disclosure of the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The Update is designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRSs. The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods, with retrospective application required. This standard is not expected to have a material impact on the Company’s future consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02 Intangibles—Goodwill and Other (Topic 350) Testing Indefinite-Lived Intangible Assets for Impairment. The amendment is intended to simplify testing of indefinite-lived intangible assets for impairment providing the option to perform “qualitative” assessment first. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, the requirement to perform quantitative impairment test is eliminated by this standard. The amendment is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. This standard is not expected to have a material impact on the Company’s consolidated financial statements.

In January 2013, the FASB issued ASU 2013-01 Balance Sheet (Topic 210) Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The amendments in this Update clarify that the scope of the disclosures under U.S. GAAP is limiting the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreement and reverse repurchase agreement, and securities lending and securities borrowing transactions to the extent that they are (1) offset in the financial statements or (2) subject to an enforceable master netting arrangement or similar agreement. The ASU is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods, with retrospective for all comparative periods presented required. This standard is not expected to have a material impact on the Company’s consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2013, the FASB issued ASU 2013-02 Comprehensive Income (Topic 220) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendment requires an entity to provide information about reclassification adjustments out of accumulated other comprehensive income by component, either on the face of the statement where net income is presented or in the notes, based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), the Company would instead cross reference to the related footnote for additional information (e.g., the pension footnote). The amendment is effective prospectively for reporting periods beginning after December 15, 2012. The Company is currently evaluating the impact that the adoption of ASU 2013-02 will have on its consolidated financial statements.

In February 2013, the FASB issued ASU 2013-04 Liabilities (Topic 405) Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. This Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. It also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The ASU is effective for fiscal years beginning after December 15, 2013 with early adoption permitted. This standard is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-05 Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. The amendments in this Update clarify the applicable guidance for the release of the cumulative translation adjustment under current U.S. GAAP. The amendment clarifies the cumulative translation adjustment should be released into net income when the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date. The ASU is effective for fiscal years beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. An entity is permitted to early adopt the amendments, and should apply them as of the beginning of the entity’s fiscal year of adoption. The Company is currently evaluating the potential impact, if any, that the adoption of ASU 2013-05 will have on its consolidated financial statements.