Form 20-F
period 2013-12-31
UNITED MICROELECTRONICS CORP
filed 2014-04-18
CIK 1033767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

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

12,692,081,665 Common Shares of Registrant issued as of December 31, 2013 (including 200,000,000 treasury shares)

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐     Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No   ☒

UNITED MICROELECTRONICS CORPORATION

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2013

i

SUPPLEMENTAL INFORMATION

The references to “United Microelectronics”, “we”, “us”, “our”, “our company” and “the Company” in this annual report refer to United Microelectronics Corporation and its consolidated subsidiaries, unless the context suggests otherwise. The references to “Taiwan” and “R.O.C.” refer to Taiwan, Republic of China. The references to “shares” and “common shares” refer to our common shares, par value NT$10 per share, and “ADSs” refers to our American depositary shares, each representing five common shares. The ADSs are issued under the Deposit Agreement, dated as of October 21, 2009, as amended, supplemented or modified from time to time, among United Microelectronics, JPMorgan Chase Bank, N.A. and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. “R.O.C. GAAP” means the generally accepted accounting principles in the Republic of China, “U.S. GAAP” means the generally accepted accounting principles in the United States, “IFRSs” means International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT MAY NOT BE REALIZED

Our disclosure and analysis in this annual report contain or incorporate by reference some forward-looking statements. Our forward-looking statements contain information regarding, among other things, our financial condition, future expansion plans and business strategy. We have based these forward-looking statements on our current expectations and projections about future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	our dependence on frequent introduction of new product services and technologies based on the latest developments;

•	the intensely competitive semiconductor, communications, consumer electronics and computer industries and markets;

•	risks associated with our international business activities;

•	our dependence on key personnel;

•	general economic and political conditions, including those related to the semiconductor, communications, consumer electronics and computer industries;

•	natural disasters, such as earthquakes and droughts, which are beyond our control;

•	possible disruptions in commercial activities caused by natural and human-induced disasters, and outbreaks of contagious diseases;

•	fluctuations in foreign currency exchange rates;

•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the U.S. Securities and Exchange Commission, or the U.S. SEC; and

•	those other risks identified in the “Item 3. Key Information-D. Risk Factors” section of this annual report.

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

GLOSSARY

ASIC	Application Specific Integrated Circuit. A custom-designed integrated circuit that performs specific functions which would otherwise require a number of off-the-shelf integrated circuits to perform.

Cell	Semiconductor structure in an electrical state which can store a bit of information, mainly used as the building block of memory array.

Die	A piece of a semiconductor wafer containing the circuitry of an unpackaged single chip.

DRAM	Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity hundreds of times per second or else it will fade away.

EUV Lithography	Extreme Ultraviolet Lithography

FinFET	Fin Field-Effect Transistor

FPGA	Field Programmable Gate Array. A programmable integrated circuit.

Integrated Circuit	Entire electronic circuit built on a single piece of solid substrate and enclosed in a small package. The package is equipped with leads needed to electrically integrate the integrated circuit with a larger electronic system. Monolithic and hybrid integrated circuits are distinguished by the type of substrate used.

Interconnect	The conductive path made from copper or aluminum that is required to achieve connection from one circuit element to the other circuit elements within a circuit.

Mask or Photomask	A piece of glass on which an integrated circuit circuitry design is laid out.

Memory	A group of integrated circuits that a computer uses to store data and programs, such as ROM, RAM, DRAM and SRAM.

Micron	A unit of spatial measurement that is one-millionth of a meter.

Nanometer	A unit of spatial measurement that is one-billionth of a meter.

PC	Personal computer.

RAM	Random Access Memory. A type of volatile memory forming the main memory of a computer where applications and files are run.

ROM	Read-Only Memory. Memory that is programmed by the manufacturer and cannot be changed. Typically, ROM is used to provide start-up data when a computer is first turned on.

Scanner	A photolithography tool used in the production of semiconductor devices. This camera-like step-and-scan tool projects the image of a circuit from a master image onto a photosensitized silicon wafer.

Semiconductor	A material with electrical conducting properties in between those of metals and insulators. Essentially, semiconductors transmit electricity only under certain circumstances, such as when given a positive or negative electric charge. Therefore, a semiconductor’s ability to conduct can be turned on or off by manipulating those charges and this allows the semiconductor to act as an electric switch. The most common semiconductor material is silicon, used as the base of most semiconductor chips today because it is relatively inexpensive and easy to create.

SoC	System-on-Chip. A chip that incorporates functions currently performed by several chips on a cost effective basis.

SOI	Silicon-On-Insulator. Silicon wafer consisting of a thin layer of oxide, on top of which semiconductor devices are built.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Transistor	Tri-terminal semiconductor device in which input signal (voltage or current depending on the type of transistor) controls output current. An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products which lose their data content when the power supply is switched off.

Wafer	Thin, round, flat piece of silicon that is the base of most integrated circuits.

8-inch wafer equivalents	Standard unit describing the equivalent amount of 8-inch wafers produced after conversion, used to quantify levels of wafer production for purposes of comparison. Figures of 8-inch wafer equivalents are derived by converting the number of wafers of all dimensions (e.g., 6-inch, 8-inch and 12-inch) into their equivalent figures for 8-inch wafers. 100 6-inch wafers are equivalent to 56.25 8-inch wafers. 100 12-inch wafers are equivalent to 225 8-inch wafers.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated balance sheets data as of January 1, 2012, December 31, 2012 and 2013 and the selected consolidated statements of comprehensive income data for the years ended December 31, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this annual report. This is our first set of annual consolidated financial statements prepared in accordance with IFRSs as issued by the IASB. In accordance with the requirements of the Taiwan Financial Supervisory Commission, or FSC, beginning on January 1, 2013, we have adopted IFRSs, which is translated and published by Accounting Research and Development Foundation, or ARDF, referred to as “TIFRSs” for reporting our annual and interim consolidated financial statements in the R.O.C.. At the same time, we have adopted IFRSs as issued by the IASB for our annual reports on Form 20-F with the U.S. SEC for the year ended December 31, 2013 and thereafter. Prior to December 31, 2012, we prepared our consolidated financial information in accordance with R.O.C. GAAP with reconciliations to U.S. GAAP. As a result of the foregoing, our consolidated financial information with respect to the year ended December 31, 2012 included in this annual report may differ from our consolidated financial information in our annual report last year. A description of the principal differences between our previous accounting standards and IFRSs and the impacts of the transition to IFRSs are provided in Note 14 to the consolidated financial statements included elsewhere in this annual report. In accordance with rule amendments adopted by the U.S. SEC for foreign private issuers reporting under IFRSs, we are not required to provide reconciliations to U.S. GAAP in this annual report following our adoption of IFRSs. Furthermore, pursuant to the transitional relief granted by the U.S. SEC for companies adopting IFRSs for the first time, no audited financial statements and financial information prepared under IFRSs for the year ended December 31, 2011 have been included in this annual report.

The summary financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those statements included in this annual report.

		Years Ended December 31,
		2012	2013
		NT$	NT$	US$
		(in millions, except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data
Net operating revenues		115,675	123,812	4,151
Operating costs		(96,365)	(100,249)	(3,361)

Gross profit		19,310	23,563	790
Operating expenses		(15,697)	(19,406)	(651)
Net other operating income and expenses		(2,791)	(125)	(4)

Operating income		822	4,032	135
Non-operating income and expenses		5,473	10,309	346

Income from continuing operations before income tax		6,295	14,341	481
Income tax expense		(2,146)	(2,257)	(76)

Net income		4,149	12,084	405
Other comprehensive income (loss)		(6,381)	198	7

Total comprehensive income (loss)		(2,232)	12,282	412

Net income attributable to:
Stockholders of the parent		6,094	12,609	423
Non-controlling interests		(1,945)	(525)	(18)
Total comprehensive income (loss) attributable to:
Stockholders of the parent		(281)	12,796	429
Non-controlling interests		(1,951)	(514)	(17)
Earnings per share: (1)
Basic		0.49	1.02	0.03
Diluted (2)		0.46	0.96	0.03
Shares used in earnings per share calculation:
Basic		12,464	12,346	12,346
Diluted (2)		13,289	13,150	13,150
Earnings per ADS equivalent:
Basic		2.44	5.11	0.17
Diluted (2)		2.32	4.82	0.16

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$
	(in millions, except per share data)
Consolidated Balance Sheets Data
Total assets	279,336	281,214	293,914	9,853
Total liabilities	69,780	79,526	84,270	2,825
Stockholders’ equity	209,556	201,688	209,644	7,028
Capital stock (3)	130,845	129,521	126,946	4,256
Dividends declared per share (4)	1.11	0.50	0.40	0.01

		For the years ended December 31,
		2012	2013
		NT$	NT$	US$
		(in millions)
Segment Data
Net operating revenues
Wafer fabrication		108,624	116,782	3,915
New business		7,051	7,030	236
Net income (loss) (5)
Wafer fabrication		6,094	12,710	426
New business		(5,583)	(2,553)	(86)

(1)	Earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the year.
(2)	Diluted securities include convertible bonds, employee stock options and employee bonus, if any.
(3)	Changes to the number of the capital shares are primarily caused by the share-based payment transactions and the cancellation of treasury stocks, if any.
(4)	Dividends declared per share are in connection with earnings and accumulated additional paid-in capital.
(5)	There are adjustments primarily consisted of intragroup elimination entries.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$29.83 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00. On April 11, 2014, the noon buying rate was NT$30.08 to US$1.00.

	Average (1)	High	Low	At Period-End
2009	33.02	35.21	31.95	31.95
2010	31.50	32.43	29.14	29.14
2011	29.38	30.67	28.50	30.27
2012	29.56	30.28	28.96	29.05
2013	29.70	30.20	28.93	29.83
October	29.38	29.49	29.32	29.42
November	29.52	29.65	29.37	29.59
December	29.72	30.03	29.59	29.83
2014 (through April 11)	30.27	30.65	29.90	30.08
January	30.14	30.31	29.90	30.31
February	30.31	30.37	30.25	30.29
March	30.40	30.65	30.24	30.45
April (through April 11)	30.17	30.29	29.99	30.08

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Determined by averaging the rates on the last business day of each month during the relevant period for annual periods, and by averaging the rates on each business day for monthly periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In recent times, several major systemic economic and financial crises and natural disasters negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our goods and services. In addition, these crises may cause a number of indirect effects such as undermining the ability of our customers to remain competitive when faced with the financial and economic challenges created by insolvent countries and companies still struggling to survive in the wake of these crises. For example, there could be in the future knock-on effects from these types of crises on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products; customer insolvencies; and counterparty failures negatively impacting our treasury operations. Any future systemic political, economic or financial crises or catastrophic natural disasters (as well as the indirect effects flowing from these crises or disasters) could cause revenues for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial condition of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could increase our operating expenses and therefore reduce our operating income and net income. Thus, any future global economic crisis or catastrophic natural disaster (and their indirect effects) could materially and adversely affect our results of operations.

In 2009, we established a 100% owned subsidiary, UMC New Business Investment Corporation, or NBI, to focus on investments in the solar energy, and light emitting diodes, or LED light source module design, epi wafer manufacturing, and packaging. In recent years, the growth of solar energy and LED industries is adversely affected by the on-going anti-subsidy and anti-dumping investigations from various regions and the combination of an increase in supply coupled with a decrease in the availability of government subsidies resulted in an excess of supply in the solar energy and LED industries and negative pressure on the pricing. As a result, we recognized impairment for our investments in these industries made through NBI. If the solar energy and LED industries continue to encounter significant downturns or significant reductions of government subsidies, our investments made through NBI will be adversely affected which could adversely affect our results of operations.

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

Our net operating revenues are also typically affected by seasonal variations in market conditions that contribute to the fluctuations of the average selling price of semiconductor services and products. The seasonal sales trends for semiconductor services and products closely mirror those for consumer electronics, communication and computer sales. We generally experience seasonal lows in the demand for semiconductor services and products during the first half of the year, primarily as a result of inventory correction by our customers. Any change in the general seasonal variations, which we cannot anticipate, may result in materially adverse effects on our revenues, operations and businesses.

Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance.

Our revenues, expenses and results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations have at times in the past been negatively affected by, and are expected to continue to be subject to the risk of the following factors:

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

Our customers generally use the semiconductors produced in our fabs in a wide variety of applications. We derive a significant percentage of our operating revenues from customers who use our manufacturing services to make semiconductors for communication devices, consumer electronics, PCs and other computers. The semiconductor industry experienced several downturns due to recent major financial crises and natural disasters. These downturns resulted in a reduced demand for our services and hence decreased our revenues and earnings. Any significant decrease in the demand for communication devices, consumer electronics, PCs or other computers may further decrease the demand for our services. In addition, if the average selling price of communication devices, consumer electronics, PCs or other computers decline significantly, we will be pressured to further reduce our selling prices, which may reduce our revenues and, therefore, reduce our margins significantly. As demonstrated by downturns in demand for high technology products in the past, market conditions can change rapidly, without apparent warning or advance notice. In such instances, our customers will experience inventory buildup and/or difficulties in selling their products and, in turn, will reduce or cancel orders for wafers from us. The timing, severity and recovery of these downturns cannot be predicted accurately or at all. When they occur, our business, profitability and price of the shares and ADSs are likely to suffer.

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

We may be unable to implement new technologies as they become available, which may result in the decrease of our profitability and the loss of customers and market share.

The semiconductor industry is developing rapidly and the related technology is constantly evolving. If we do not anticipate the technology evolution and rapidly adopt new and innovative technology, we may not be able to produce sufficiently advanced services at competitive prices. There is a risk that our competitors may adopt new technology before we do, resulting in our loss of market share. If we are unable to begin offering advanced services and processes on a competitive and timely basis, we may lose customers to our competitors providing similar technologies, which may cause our net operating revenues to decline unless we can replace lost customers with new customers. In addition, the market prices for advanced technology and services tend to fall over time. As a result, if we are unable to offer new advanced services and processes on a competitive and timely basis, we need to decrease the prices that we set for our existing services and processes, which would have a negative effect on our profitability. We also depend upon the introduction of new technologies on a timely basis in order to benefit from the relatively higher prices such new technologies offer in the earlier stages of their life cycles. If we are unable to introduce new technologies on a timely and competitive basis, we may not be able to benefit from the relatively higher prices for new technologies, and our average selling price and profits would decrease accordingly.

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

In addition, some of our customers rely upon third-party vendors, or IP Vendors, for the intellectual property they embed into their designs. Although we work and collaborate with IP Vendors with respect to such matters, there can be no guarantee that we will be successful or that the vendors will deliver according to our requirements or the needs of our customers. Failures to meet the targets or to deliver on a timely basis could cause customers to cancel orders and/or shift capacity to other suppliers.

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

As part of these transactions, we need to obtain approvals from the Investment Commission of the R.O.C. Ministry of Economic Affairs, or the R.O.C. MOEA. Investments made by R.O.C. companies in PRC companies that engage in the semiconductor foundry business are strictly regulated by the R.O.C. government. For example, the investee may only manufacture semiconductor wafers of 8 inches or smaller, and the number of total investment projects in the semiconductor foundry business undertaken by the R.O.C. companies, taken as a whole, is limited by a quota. As of March 31, 2014, our cumulative ownership in Best Elite was 86.88%. While we have received approvals of the Investment Commission, Ministry of Economic Affairs, Executive Yuan for our acquisition of Best Elite’s shares as well as the technology transfer between Hejian and us, we cannot assure you that we will be able to continue to receive approvals from the R.O.C. government authorities for further acquisitions or transactions in the future.

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

We depend on a small number of customers for a significant portion of our net operating revenues and any loss of these customers would result in significant declines in our net operating revenues.

We have been largely dependent on a small number of customers for a substantial portion of our business. In 2013, our top ten customers accounted for 56.6% of our net operating revenues. We expect that we will continue to depend upon a relatively limited number of customers for a significant portion of our net operating revenues. We cannot assure you that our net operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to any of these customers could significantly reduce our net operating revenues.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues, adjust production costs and allocate capacity efficiently on a timely basis. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, except in periods of extreme capacity shortage such as that experienced in late 2009 and early 2010. The lack of significant backlog and the unpredictable length and timing of semiconductor cycles make it difficult for us to forecast our revenues in future periods. Moreover, our expense levels are based in part on our expectations of future revenues, and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our net operating revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter.

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

Any one of these developments could place substantial financial and administrative burdens on us and hinder our business. Litigation, which could result in substantial expenses for us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend us or our customers against claimed infringement of the rights of others. If we fail to obtain necessary licenses or if litigation relating to patent infringement or other intellectual property matters occurs, it could hurt our reputation as a technology leader in our industry and prevent us from manufacturing particular products or applying particular technologies, which could reduce opportunities to generate revenues.

Our operations and business will suffer if we lose one or more of our key personnel without adequate replacements.

Our future success to a large extent depends on the continued services of our Chairman and key executive officers. We do not carry key person insurance on any of our personnel. If we lose the services of any of our Chairman or key executive officers, it could be difficult to find and integrate replacement personnel in a short period of time, which could harm our operations and the growth of our business.

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

We have provided foundry services to several of our affiliates and stockholders. These transactions were conducted on an arm’s length basis. We currently do not provide any preferential treatment to any of these affiliates and stockholders. However, we may in the future reserve or allocate our production capacity to these companies if there is a shortage of foundry services in the market to enable these companies to maintain their operations and/or to protect our investments in them. This reservation or allocation may reduce our capacity available for our other customers, which may damage our relationships with other customers and discourage them from using our services. This may hurt our profitability and competitive position.

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

Any future outbreak of contagious diseases, such as avian or swine influenza or severe acute respiratory syndrome, may disrupt our ability to adequately staff our business and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. Therefore, we may have to temporarily suspend part of or all of our operations. Furthermore, any future outbreak may restrict the level of economic activities in affected regions, including Taiwan, and affect the willingness and ability of our employees and customers to travel, which may also adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

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

Our manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified to improve manufacturing yields and product performance. Impurities or other difficulties in the manufacturing process or defects with respect to equipment or supporting facilities can lower manufacturing yields, interrupt production or result in losses of products in process. As system complexity has increased and process technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. Although we have been enhancing our manufacturing capabilities and efficiency, from time to time we have experienced production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry. In the past we have encountered the following problems:

•	capacity constraints due to changes in product mix or the delayed delivery of equipment critical to our production, including scanners, steppers and chemical stations;

•	construction delays during expansions of our clean rooms and other facilities;

•	difficulties in upgrading or expanding existing facilities;

•	manufacturing execution system or automatic transportation system failure;

•	unexpected breakdowns in our manufacturing equipment and/or related facilities;

•	changing or upgrading our process technologies;

•	raw materials shortages and impurities; and

•	delays in delivery and shortages of spare parts and in maintenance for our equipment and tools.

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

Our ability to maintain our profitability depends, in part, on our ability to:

•	maintain high capacity utilization, which is defined as the ratio of the wafer-out quantity of 8-inch wafer equivalents divided by our estimated total 8-inch equivalent capacity in a specified period. The estimated capacity figures may vary depending upon equipment delivery schedules, pace of migration to more advanced processing technologies and other factors affecting production ramp-ups;

•	maintain or improve our manufacturing yields, which is defined as the percentage of usable devices manufactured on a wafer; and

•	optimize the technology mix of our production by increasing the number of wafers manufactured by utilizing different processing technologies.

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

We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of their products. For example, in 2013, we purchased a majority of our silicon wafers from four makers, Shin-Etsu Handotai Corporation, or Shin-Etsu, Siltronic AG, SunEdison Corporation and Sumco Group (including Sumco Corporation and Formosa Sumco Technology Corporation). We may have long-term contracts with most of our suppliers if necessary. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.

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

A substantial portion of our net operating revenues is derived from sales to customers located in countries other than the countries where our fabs are located. In 2012, we operated fabs in Taiwan, Singapore and Japan, and in 2013, we operated fabs in Taiwan, Singapore, Japan and China. For the years ended December 31, 2012 and 2013, we generated approximately 33.4% and 30.1% of our net operating revenues, respectively, from other than the countries where our fabs are located. We expect sales to customers from countries outside of Taiwan, Singapore, Japan and China will continue to represent a significant portion of our net operating revenues. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tax laws, import duties and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

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

Our principal executive offices and most of our assets and operations are located in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our shares and the ADSs may be affected by changes in R.O.C. governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established between the R.O.C. and the PRC in the past few years, such as the adoption of the Economic Cooperation Framework Agreement and memorandum regarding cross-strait financial supervision, we cannot assure you that relations between the R.O.C. and PRC will not become strained again. For example, the PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, passed an Anti-Secession Law that authorized non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the R.O.C. and the PRC have on occasions depressed the market prices of the securities of companies in the R.O.C. Such initiatives and actions are commonly viewed as having a detrimental effect to reunification efforts between the R.O.C. and the PRC. Relations between the R.O.C. and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

Our business depends on the support of the R.O.C. government, and a decrease in this support may increase our labor costs and decrease our income after tax.

The R.O.C. government has been very supportive of technology companies such as UMC. For instance, the R.O.C.’s labor laws and regulations permit employees of semiconductor companies to work shifts of 10 hours each day on a two-days-on, two-days-off basis and do not require these employees to be unionized. We cannot assure you, however, that these labor laws and regulations will not be changed in the future. In the event that the R.O.C. government requires our employees to be unionized or decreases the number of hours our employees may work in a given day, our labor costs may increase significantly which could result in lower margins.

We, like many R.O.C. technology companies, have benefited from substantial tax incentives provided by the R.O.C. government. In 2013, such incentives resulted in a tax credit of NT$779 million (US$26 million). Among the incentives broadly enjoyed by R.O.C. technology companies, various tax benefits granted under Chapter 2 and Article 70-1 of the Statute for Upgrading Industries expired on December 31, 2009. Despite the fact that we can still enjoy the five-year tax holidays for the relevant investment plans approved by R.O.C. tax authority before the expiration of the Statute for Upgrading Industries, if more incentives are curtailed or eliminated, our net income may decrease significantly.

Our future tax obligations may adversely affect our profitability.

The R.O.C. government enacted the R.O.C. Income Basic Tax Act, also known as the “Alternative Minimum Tax Act”, or the AMT Act, which became effective on January 1, 2006 to impose an alternative minimum tax and to remedy the currently excessive tax incentives for individuals and businesses. AMT is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the AMT Act. For the purpose of calculating the AMT, the taxable income defined under the AMT Act includes most income that is exempted from income tax under various legislations, such as those providing tax holidays and investment tax credits.

For businesses, the income that previously enjoyed tax-exemption privileges under relevant tax regulations, such as Act for the Establishment and Administration of the Science Parks and Statute for Upgrading Industries, will be subject to the AMT system for the calculation of business taxpayers’ aggregate incomes. The AMT rate for business entities was 10% prior to 2013 and was increased to 12% beginning in 2013. Under the AMT Act, a company will be subject to a 12% AMT if its annual taxable income under the Statute exceeds NT$0.5 million. However, the AMT Act grandfathered certain tax exemptions granted prior to the enactment of the AMT. For example, businesses who already qualified for five-year tax holidays and obtained the applicable permission issued by the competent authority before December 31, 2005 may continue to enjoy such tax incentives, and the income exempted thereunder will not to be added to the taxable income for calculating the AMT, so long as the construction of their investment projects breaks ground within one year from January 1, 2006 and was completed within three years from the day immediately following their receipts of the applicable permission issued by the competent authority. As the tax exemption periods expire or in the event of an increase in other taxable income subject to the AMT Act, it may adversely impact our net income after tax.

Compliance with laws such as the US Conflict Minerals Law may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost.

Many industries rely on materials which are subject to regulations concerning certain minerals sourced from the Democratic Republic of Congo, or the DRC, or adjoining countries, including: Sudan; Uganda; Rwanda; Burundi; United Republic of Tanzania; Zambia; Angola; Congo; and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. Under present U.S. regulations, we and our customers are required to survey and disclose whether our processes or products use or rely on conflict materials. On August 22, 2012, the U.S. SEC adopted the final rule for disclosing the use of conflict minerals that require companies similar to us to make a report in a type and format similar to Form D to disclose the use of conflict materials on an annual basis on or prior to each May 31, and our first report will be filed by May 31, 2014. In order to comply with the aforementioned rules and regulations promulgated by the U.S. SEC, we will spare no effort to verify with our vendors all relevant factual data and file the required report. Although we expect that we and our vendors will be able to comply with the requirements of any new regulations promulgated by the U.S. SEC, there can be no guarantee that we will be able to gather all the information required. In addition, there is increasing public sentiment that companies should avoid using conflict materials from the DRC and adjoining countries. Although we believe our suppliers do not rely on such conflict materials, there can be no guarantee that we will continue to be able to obtain adequate supplies of materials needed in our production from supply chains outside the DRC and adjoining countries. The failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business.

Similarly, many jurisdictions have promulgated regulations with the intention to deter disregard and contempt for human rights within supply chains. Although our own operations comply with the relevant requirements under the laws of the jurisdictions where we have operations, possible violation by our suppliers may not be known to us and beyond our control. While we believe our suppliers comply with applicable human rights requirements, there can be no guarantee that they will continue to do so, or that we will be able to obtain the necessary information on their activities to comply with whatever future requirements may be enacted.

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

In addition, in the course of our operations, we receive confidential information from and about our customers, vendors, partners and employees. Although we take what we believe are reasonable precautions to protect such information from disclosure to or interruption, there are no guarantees our precautions will prevent accidental or malicious access to such information. In the event of such access, our reputation could be adversely affected, customers and others may hesitate to entrust us with their confidential information, which would negatively affect our operations, and we would incur costs to remedy the breach.

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

Non-R.O.C. persons wishing to withdraw shares represented by their ADSs from our ADS program and hold our shares represented by those ADSs are required to, among other things, appoint a local agent or representative with qualifications set forth by the applicable R.O.C. laws and regulations to open a securities trading account with a local brokerage firm, pay R.O.C. taxes, remit funds and exercise stockholders’ rights. In addition, the withdrawing holders are also required to appoint a custodian bank or a securities firm with qualifications set forth by the R.O.C. FSC to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information, in which the securities firm is appointed as the custodian, the payments shall be held in safekeeping in a special account opened in a bank approved by the R.O.C. FSC. Without making this appointment and opening of the accounts, the withdrawing holders would not be able to subsequently sell our shares withdrawn from a depositary receipt facility on the Taiwan Stock Exchange. Under R.O.C. law and regulations, except under limited circumstances, PRC persons are not permitted to withdraw the shares underlying the ADSs or to register as a stockholder of our company. Under the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors promulgated by the R.O.C. Executive Yuan on April 30, 2009, as amended, only qualified domestic institutional investors, or QDIIs and limited entities or individuals, are permitted to withdraw the shares underlying the ADSs, subject to compliance with the withdrawal relevant requirements, and only QDIIs, and limited entities or individuals who meet the qualification requirements set forth therein are permitted to own shares of an R.O.C. company listed for trading on the Taiwan Stock Exchange or the GreTai Securities Market, provided that among other restrictions generally applicable to investments made by PRC persons, their shareholdings are subject to certain restrictions as set forth in the abovementioned regulations and that such mainland area investors shall apply for a separate approval if their investment, individually or in aggregate, amounts to or exceeds 10 percent of the shares of any R.O.C. listing company.

You may not be able to enforce a judgment of a foreign court in the R.O.C.

We are a company limited by shares incorporated under the R.O.C. Company Act. Most of our assets and most of our directors, executive officers and experts named in the registration statement are located in Taiwan. As a result, it may be difficult for you to enforce judgments obtained outside Taiwan upon us or such persons in Taiwan. We have been advised by our R.O.C. counsel that any judgment obtained against us in any court outside the R.O.C. arising out of or relating to the ADSs will not be enforced by R.O.C. courts if any of the following situations shall apply to such final judgment:

•	the court rendering the judgment does not have jurisdiction over the subject matter according to R.O.C. law;

•	the judgment or the court procedure resulting in the judgment is contrary to the public order or good morals of the R.O.C.;

•	the judgment was rendered by default, except where the summons or order necessary for the commencement of the action was legally served on us within the jurisdiction of the court rendering the judgment within a reasonable period of time or with judicial assistance of the R.O.C.; or

•	judgments of the R.O.C. courts are not recognized in the jurisdiction of the court rendering the judgment on a reciprocal basis.

We may be considered a passive foreign investment company, which could result in adverse U.S. tax consequences for U.S. investors.

We do not believe that we were a passive foreign investment company, or PFIC, for 2013 and we do not expect to become one in the future, although there can be no assurance in this regard. Based upon the nature of our business activities, we may be classified as a passive foreign investment company for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor.

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

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication, consumer electronics, computer, and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. Percentages of our gross wafer sales derived from our products used in communication devices, consumer electronics, computer and other applications were 49.9%, 28.6%, 17.4% and 4.1%, respectively, in 2013.

We focus on the development of leading mass-producible manufacturing process technologies. We were among the first in the foundry industry to go into commercial operation with such advanced capabilities as producing integrated circuits with line widths of 0.25, 0.18, 0.15, 0.13 micron and 90, 65, 45/40, and 28 nanometer. Advanced technologies have enabled electronic products, especially in relation to communication, consumer and computer products, to integrate their functions in new and innovative methods. Networking capabilities have allowed electronic products such as computers, tablets, cell phones, televisions, PDAs, CD-ROMs and digital cameras to communicate with each other to exchange information. More powerful semiconductors are required to drive multimedia functions (e.g., processing visual data) and to resolve network bandwidth issues. At the same time, the trend toward personal electronic devices has resulted in products that are becoming physically smaller and consume less power. Process technology must also shrink the volumes of products aggressively to cater to this trend of integrating multiple functions, reducing the size of components needed for operation and lowering IC power consumption. Dedicated semiconductor foundries need to achieve this process improvement and at the same time develop multiple process technologies to satisfy the varying needs of communication, consumer and computer products. We believe our superior process technologies will enable us to continue to offer our customers significant performance benefits for their products, faster time-to-market production, cost savings and other competitive advantages.

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

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Intel Mobile and STMicroelectronics, and leading fabless design companies, such as Xilinx, Broadcom, MediaTek, Realtek and Novatek. In 2013, our company’s top ten customers accounted for 56.6% of our net operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

In addition to our semiconductor foundry business, we also established UMC New Business Investment Corporation to focus on investments in the solar energy and LED industries.

On March 16, 2011, our board of directors proposed an offer to the stockholders of Best Elite International Limited, a British Virgin Islands corporation, or Best Elite, to acquire up to an additional 30% equity interest of Best Elite. Hejian is a wholly owned subsidiary of Infoshine, which is a wholly owned subsidiary of Best Elite. Hejian engages in the semiconductor foundry business and owns an 8-inch fab in Suzhou, China. We received approval from the Investment Commission, Ministry of Economic Affairs, Executive Yuan on November 1, 2011, and as of December 31, 2012, we held a 35.03% equity stake in Best Elite, which included the 15.34% equity stake held by the trustee that was originally offered to us in March 2005, plus an additional 19.69% equity stake that was purchased from shareholders pursuant to the March 2011 offer. In order to further integrate and increase our ownership of Best Elite, on April 25, 2012, our board of directors proposed a new offer to the shareholders of Best Elite to acquire up to 64.97% of the shares of Best Elite. We received approval from the Investment Commission, Ministry of Economic Affairs, Executive Yuan on December 21, 2012 and acquired an additional 51.85% of the shares of Best Elite which we purchased through the April 25, 2012 offer. As of March 31, 2014, our cumulative ownership in Best Elite was 86.88%.

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

On August 21, 2012, our board of directors approved the dissolution and liquidation of UMCJ. We decided to close our foundry operations in Japan to focus on our manufacturing facilities in Taiwan and Singapore and reduce operating expenses. On November 28, 2013, we sold all our shares of UMCJ to Mach Semiconductor Co., Ltd., and, to continuously serve our Japanese customers, we established UMC Group Japan as our new regional sales hub.

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

Operate as a Customer-Driven Foundry. We plan to operate as a customer-driven foundry. The increasing complexity of 40 nanometer, 28 nanometer, and more advanced technologies has impacted the entire chip industry, as ICs can now be designed with greater gate density and higher performance while incorporating the functions of an entire system. These advanced designs have created a new proliferating market of advanced digital devices such as smart phones, which have decreased in size but greatly increased in functionality. We collaborate closely with our customers as well as partners throughout the entire supply chain, including equipment, electronic design automation tool and intellectual property, or IP, vendors to work synergistically toward each customer’s SoC solution. We also possess experience and know-how in system design and architecture to integrate customer designs with advanced process technologies and IP. We believe the result is a higher rate of first-pass silicon success for our SoC solutions. Our customer-driven foundry solutions begin with a common logic-based platform, where designers can choose the process technologies and transistor options that best fit their specific application. From there, technologies such as radio frequency complementary metal-oxide-semiconductor, or RF CMOS, and embedded Flash memories can be used to further fine-tune the process for customers’ individual needs. Furthermore, as IP has become critical resources for SoCs, our portfolio includes basic design building blocks as well as more complex IP of optimized portability and cost, developed both internally and by third-party partners. With advanced technology, a broad IP portfolio, system knowledge and advanced 300-millimeter manufacturing, we offer comprehensive solutions that help customers deliver successful results in a timely fashion.

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

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2013.

	Fab 6A	Fab 8A	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 8N	Fab 12A	Fab 12i
Commencement of volume production	1989	1995	1998	2000	1998	2000	2000	2003	2002	2004
Estimated full capacity(1)(2)	37,500	68,000	29,000	32,000	35,000	32,500	28,000	42,800	54,802	49,100
	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month
Wafer size	6-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	12-inch	12-inch
	(150mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(300mm)	(300mm)

(1)	Measured in stated wafer size.
(2)	The capacity of a fab is determined based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance and expected product mix.

The following table sets forth the size and primary use of our facilities and whether such facilities, including land and buildings, are owned or leased. Our land in the Hsinchu and Tainan Science Parks is leased from the R.O.C. government.

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 6A, 10 Innovation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30076, R.O.C.	27,898 / 34,609	6-inch wafer production	Leased (expires in December 2026)	Owned
Fab 8A, 3, 5 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	44,137 / 83,699	8-inch wafer production	Leased (expires in December 2033)	Owned
Fab 8C, 6 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	24,572 / 71,427	8-inch wafer production	Leased (expires in December 2033)	Owned
Fab 8D, 8 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	9,219 / 29,181	8-inch wafer production	Leased (expires in December 2033)	Owned
Fab 8E, 17 Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	35,779 / 76,315	8-inch wafer production	Leased (expires in February 2016)	Owned
Fab 8F, 3 Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	23,781 / 65,736	8-inch wafer production	Leased (expires in February 2018)	Owned
Fab 8S, 16 Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30077, R.O.C.	20,365 / 65,614	8-inch wafer production	Leased (expires in December 2023)	Owned
Fab 8N, 333, Xinghua St., Suzhou Industrial Park, Suzhou, Jiangsu Province 215025, People’s Republic of China	215,621 / 100,908	8-inch wafer production	Leased (expires in December 2052)	Owned

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 12A, 18, 20 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	286,112 / 353,202	12-inch wafer production	Leased (expires in November 2030)	Owned
Fab 12i, 3 Pasir Ris Drive 12 Singapore 519528	83,616 / 142,342	12-inch wafer production	Leased (expires in March 2031)	Owned
United Tower, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	8,985 / 85,224	Administration office	Leased (expires in December 2033)	Owned
Neihu Rd. office, 8F, 68. Sec. 1, Neihu Rd., Taipei, Taiwan 11493, R.O.C.	626 / 4,817	Administration office	Owned	Owned
Testing Building, 1, Chin-Shan, 7th St., Hsinchu, Taiwan 30080, R.O.C.	10,762 / 41,318	Leased to several companies	Owned	Owned
R&D Building, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	42,000 / 47,396	Research and development	Leased (expires in December 2023)	Owned
Nexpower, 2, Houke S. Rd., Houli District, Taichung, Taiwan 42152, R.O.C.	57,556 / 82,699	Solar PV modules production	Leased (expires in December 2026)	Owned
Topcell, 1560, Sec. 1, Zhongshan Rd., Guanyin Township, Taoyuan, Taiwan 32852, R.O.C.	-/ 35,643	6-inch cell production	N/A	Leased (expires in March 2018)
Unistars, 1F, 669, Sec. 4, Zhongxing Rd., Zhudong Township, Hsinchu, Taiwan 31061, R.O.C.	-/ 1,955	High-power LED package and LED lighting	N/A	Leased (expires in October 2014)
Wavetek, 10, Chuangxin 1st Rd., Baoshan Township, Hsinchu, Taiwan 30076, R.O.C.	-/ 6,230	6-inch wafer production	N/A	Leased (expires in December 2014)
Alliance, 148, Taihe Rd., Zhubei City, Hsinchu, Taiwan 30267, R.O.C.	-/ 1,289	LED lighting production	N/A	Leased (expires in June 2015)

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

Since the third quarter of 2006, we have begun the mass production of a next-generation 65-nanometer FPGA product, which features a 65% logic capacity increase over previous generation of FPGAs with triple gate oxide and 11 copper metal layers. Our 65/55-nanometer development team is not only independently developing our technologies in-house but is also bringing up customized process technologies to match customer specific needs. Furthermore, our 45/40-nanometer process technologies, which are jointly developed by us and our strategic partners have been in production since the first half of 2009, significantly increasing the competitive advantages of our customers by providing better device performance in a smaller die size. UMC’s 28nm process technologies with Poly-SiON and High-k/metal gate are developed for low power consumption and high performance applications, respectively. In October 2008, we were the first foundry to deliver fully functional 28nm SRAM chips, and have proven in customer silicon the High-k/metal gate solution used for this technology node. UMC’s 28nm progress was also recognized by the industry with the foundry being selected to present at the 2009 IEDM on a hybrid High-k/metal gate approach. Currently, we are already working with several customers to adopt their products on UMC’s 28nm technology. In 2013, 28nm Poly-SiON technology had been successfully developed and released to production, and 28nm High-k/metal gate technology is currently under development and is expected to be put into commercial production soon. Furthermore, we joined the International Business Machine Corporation, or IBM chip alliance, for the 10nm process development. With IBM’s know-how and support, we aim to continue to improve our internally developed 14nm FinFET to offer competitive low-power technology enhancements for mobile computing and communication products, as well as develop a baseline 10nm process technology to meet the needs of our customers.

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab, in 2013, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2011, 2012 and 2013:

		Year ended December 31, 2013 Range of	Years Ended December 31,
	Years of	Process	2011	2012	2013
	Commencement of Operation	Technologies (in microns)	(in thousands of 8-inch wafer equivalents, except percentages)
Fab
Fab 6A	1989	0.5	303	271	252
Fab 8A	1995	0.5 to 0.25	813	815	813
Fab 8C	1998	0.35 to 0.13	359	360	347
Fab 8D	2000	0.13 to 0.09	364	371	382
Fab 8E	1998	0.5 to 0.18	469	449	418
Fab 8F	2000	0.18 to 0.13	388	389	388
Fab 8S	2000	0.18 to 0.13	307	348	335
Fab 8N(1)	2003	0.5 to 0.13	—	—	469
Fab 12A	2002	0.18 to 0.028	1,128	1,304	1,465
Fab 12i	2004	0.13 to 0.040	1,192	1,207	1,238
UMCJ(2)	1996	0.35 to 0.15	240	240	—
Total estimated capacity	—	—	5,563	5,754	6,107
Total output (actual)	—	—	4,370	4,533	5,026
Average capacity utilization	—	—	78.6%	78.8%	82.3%

(1)	In 2013, we obtained controlling interests in Best Elite, which owns 100% interests in Fab 8N.
(2)	Starting November 2013, we lost our controlling interests in UMCJ.

The table below sets forth a breakdown of number and percentage of wafer output by process technologies in 2011, 2012 and 2013.

	Years Ended December 31,
	2011		2012		2013
	(in thousands of 8-inch wafer equivalents, except percentages)
		%		%		%
Technology
40 nanometers and under	159	3.6	349	7.7	632	12.6
65 nanometers	980	22.4	1,296	28.6	1,140	22.7
90 nanometers	333	7.6	225	5.0	235	4.7
0.13 micron	1,049	24.0	799	17.6	828	16.5
0.15 micron	134	3.1	112	2.5	182	3.6
0.18 micron	510	11.7	432	9.4	614	12.2
0.25 micron	165	3.8	176	3.9	121	2.4
0.35 micron	621	14.2	742	16.4	912	18.1
0.50 micron or higher	419	9.6	402	8.9	362	7.2

Total	4,370	100.0	4,533	100.0	5,026	100.0

Capacity and Utilization

The fabs in Taiwan that we own directly are named Fab 6A, Fab 8A, Fab 8C, Fab 8D, Fab 8E, Fab 8F and Fab 8S, all of which are located in the Hsinchu Science Park in Taiwan, and Fab 12A, which is located in the Tainan Science Park in Taiwan. The fab in Singapore is named Fab 12i and the fab in China is named Fab 8N.

Our average capacity utilization rate was 78.6% in 2011, 78.8% in 2012 and 82.3% in 2013.

Equipment

Considering the performance and productivity of our manufacturing capability highly relies on the quality of our capital equipment, we generally purchase equipment that not only meet the demand of our existing process technology, but also have the capability to be upgraded to match our future needs. The principal equipment we use to manufacture semiconductor devices are scanners/steppers, cleaners and track equipment, inspection equipment, etchers, furnaces, wet stations, strippers, implanters, sputters, CVD equipment, probers, testers and so on. We own all of the production equipment except for a few demonstration tools.

Our policy is to purchase high-quality equipment that demonstrates stable performance from vendors with dominant market share to ensure our continued competitiveness in the semiconductor field.

Some of the equipment is available from a limited number of qualified vendors and/or is manufactured in relatively limited quantities, and some equipment has only recently been developed. We believe that our relationships with equipment suppliers are strong enough that we can leverage our position as a major purchaser to purchase equipment on competitive terms, including shorter lead time, compared with the terms received by several other foundries.

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

The most important raw material used in our production processes is silicon wafer, which is the basic raw material from which integrated circuits are made. The principal makers for our wafers are Shin-Etsu, Siltronic AG, SunEdison Corporation and Sumco Group. We have in the past obtained and believe that we will continue to be able to obtain a sufficient supply of silicon wafers. We believe that we have close working relationships with our wafer suppliers. Based on such long-term relationships, we believe that these major suppliers will use their best efforts to accommodate our demand.

We use a large amount of water in our manufacturing process. We obtain water supplies from government-owned entities and recycle approximately 85% of the water that we use during the manufacturing process. We also use substantial amounts of dual loop electricity supplied by Taiwan Power Company in the manufacturing process. We maintain back-up generators that are capable of providing adequate amounts of electricity to maintain the required air pressure in our clean rooms in case of power interruptions. We believe our back-up devices are reasonably adequate in preventing business interruptions caused by power outages and emergency situations.

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

Circuit Design. At this initial design stage, our engineers generally work with our customers to ensure that their designs can be successfully and cost-effectively manufactured in our facilities. We have assisted an increasing number of our customers in the design process by providing them with access to our partners’ electronic design analysis tools, intellectual property and design services as well as by providing them with custom embedded memory macro-cells. In our Silicon Shuttle program, we offer customers and intellectual property providers early access to actual silicon samples with their desired intellectual property and content in order to enable early and rapid use of our advanced technologies. The Silicon Shuttle program is a multi-chip test wafer program that allows silicon verification of intellectual property and design elements. In the Silicon Shuttle program, several different vendors can test their intellectual property using a single mask set, greatly reducing the cost of silicon verification for us and the participating vendors. The high cost of masks for advanced processes makes this program attractive to intellectual property vendors. ARM Limited, Faraday Technology Corp., or Faraday Technology, MIPS Technologies International, and Synopsys Inc. have utilized our Silicon Shuttle program. In our alliances with them, we coordinate with leading suppliers of intellectual property, design and ASIC services to ensure their offerings are available to our customers in an integrated, easy to use manner which matches customers’ need to our technologies. With a view to lowering customer design barriers, we expanded our design support functions from conventional design support to adding intellectual property development to complement third-party intellectual properties and to provide customers with the widest range of silicon-verified choices. Our offerings range from design libraries to basic analog mixed-mode intellectual properties which, together, have helped shorten our customer’s design cycle time.

Mask Tooling. Our engineers generally assist our customers to design and/or obtain masks that are optimized for our advanced process technologies and equipment. Actual mask production is usually provided by independent third parties specializing in mask tooling.

Wafer Fabrication. As described above, our manufacturing service provides all aspects of the wafer fabrication process by utilizing a full range of advanced process technologies. During the wafer fabrication process, we perform procedures in which a photosensitive material is deposited on the wafer and exposed to light through the mask to form transistors and other circuit elements comprising of a semiconductor. The unwanted material is then etched away, leaving only the desired circuit pattern on the wafer. As part of our wafer fabrication services, we also offer wafer probing services, which test, or probe, individual die on the processed wafers and identify dice that fail to meet required standards. We prefer to conduct wafer probing internally to obtain speedier and more accurate data on manufacturing yield rates.

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

In addition to our foundry business, we also engage in the research, development and manufacture of products in the solar energy and LED industries.

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Intel Mobile and STMicroelectronics, and leading fabless design companies, such as Xilinx, Broadcom, MediaTek, Realtek and Novatek. Although we are not dependent on any single customer, a significant portion of our net operating revenues has been generated from sales to a few customers. Our top ten customers accounted for approximately 56.6% of our net operating revenues in 2013. Set forth below is a geographic breakdown of our operating revenues in 2012 and 2013 by the location of our customers.

	Years Ended December 31,
Region	2012	2013
	%	%
Taiwan	36.4	32.9
Singapore	27.7	23.8
China (including Hong Kong)	5.3	9.5
Japan	2.5	3.7
USA	13.3	12.4
Others	14.8	17.7

Total	100.0	100.0

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. As an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. For 2013, gross wafer sales represented 91.6% of our net operating revenue. The following table presented the percentages of our gross wafer sales by types of customers for the years ended December 31, 2012 and 2013.

	Years Ended December 31,
Customer Type	2012	2013
	%	%
Fabless design companies	83.6	88.6
Integrated device manufacturers	16.4	11.4

Total	100.0	100.0

We focus on providing a high level of customer service in order to attract customers and maintain their ongoing loyalty. Our culture emphasizes responsiveness to customer needs with a focus on flexibility, speed and accuracy throughout our manufacturing and delivery processes. Our customer-oriented approach is especially evident in two types of services: customer design development services and manufacturing services. For example, in 2013, we expand our regional business by opening our UMC Korea office, in order to provide local support to our customers in Korea, and shorten time-to-market for our Korea-based customers designing and manufacturing on UMC process technologies. We believe that our large production capacity and advanced process technology enable us to provide better customer service than many other foundries through shorter turn-around time, greater manufacturing flexibility and higher manufacturing yields.

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

For IP offerings, we work with several leading IP vendors from digital, memory and analog fields in the semiconductor industry, such as Faraday Technology Corp., Synopsys Inc., ARM Limited, Silicon Image Inc. Sidense Corp., and Kilopass Technology, to deliver quality IP blocks that have been silicon validated using our advanced processes. Our alliances with major electronic design automation vendors, such as Cadence, Mentor and Synopsys Inc., provide our customers with digital/analog reference design procedures and easy-to-use design solutions. By continuously enhancing our IP offerings, reference design procedures and design services through collaboration with major vendors, we aim to provide complete, accurate and user-friendly design solutions to our customers.

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

We price our products on a per die or per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Our main sales office is located in Taiwan, which is in charge of our sales activities in Asia. United Microelectronics (Europe) BV, our wholly-owned subsidiary based in Amsterdam, assists our sales to customers in Europe. Our sales in North America are made through UMC Group (USA), our subsidiary located in Sunnyvale, California. We also have sales offices in China, Japan and Korea to support our customers in those regions.

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

Intellectual Property

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes and activities. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2013, we held 4,125 U.S. patents and 6,325 patents issued outside of the United States.

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

Research and Development

In 2012 and 2013, we spent NT$9,787 million and NT$12,493 million (US$419 million), respectively, on research and development, which represented 8.5% and 10.1% respectively, of our net operating revenues. Our research and development efforts mainly focus on delivering SoC foundry solutions that consist of the world’s leading process technologies, customer support services and manufacturing techniques. These resources provide our foundry customers with improved opportunities to develop SoC products that supply the global market. Our commitment to research and development can be illustrated by our 2013 research and development expenditures, which reached approximately 10.1% of net operating revenues. In June 2007, we completed the construction of a research and development center for nanometer technologies in the Tainan Science Park. The research and development center allows for seamless application of advanced process technology in the research and development phase to the manufacturing phase.

As of March 31, 2014, we employed 1,469 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

Our Investments

Depending on the market conditions, we intend to gradually reduce our investments through exchangeable bond offerings and other measures available to our company.

In December 2009, we issued two tranches of zero coupon exchangeable bonds due 2014. The two exchangeable bond offerings consist of US$127.2 million bonds exchangeable into common shares of Unimicron Technology Corporation, or Unimicron, and US$80 million bonds exchangeable into common shares of Novatek Microelectronics Corp., Ltd., or Novatek. As of December 31, 2012 and 2013, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$43 million and US$77 million into Novatek shares. On July 22, 2013, we called back all the outstanding amount of the US$3 million bonds exchangeable into common shares of Novatek. We recognized a gain of NT$45 million from the redemption and classified the gain as other gains and losses. Gains arising from the exercise of exchange rights during the years ended December 31, 2012 and 2013, respectively, amounted NT$1,389 million and NT$1,137 million (US$38 million) and was recognized as gain on disposal of investment.

In 2012, we sold 18 million, 10 million, 2 million, 2 million, 5 million and 2 million common shares of Novatek Microelectronics Corp., Epistar Corp., Parade Technologies, Ltd., Sandforce, Inc., Pixart Imaging, Inc. and Simplo Technology Co., Ltd. for NT$1,728 million, NT$671 million, NT$549 million, NT$498 million, NT$448 million and NT$360 million, respectively.

In 2013, we sold 118 million, 3 million and 6 million common shares of Industrial Bank of Taiwan Corp., Parade Technologies, Ltd. and Pixart Imaging Inc. for NT$722 million (US$24 million), NT$632 million (US$21 million) and NT$373 million (US$13 million), respectively.

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

The following list sets forth some of the important awards that we received in environmental protection, safety and health:

•	Selected as a member of Dow Jones Sustainability Indexes for six years since 2008;

•	Awarded “Taiwan Green Classics Award” by Taiwan Ministry of Economic Affairs. (2012);

•	Awarded “Taiwan Corporate Sustainability Award” by Taiwan Institute for Sustainable Energy. (2008-2013);

•	Awarded “Enterprises Environmental Award of the Republic of China” by the Environmental Protection Administration of Executive Yuan, R.O.C. (total of 14 times since 2001);

•	Awarded “The Best Participation of Green Procurement for Enterprises” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2012 and 2013);

•	Awarded “National Industrial Safety & Health Award” by Council of Labor Affairs Executive Yuan. (2007, 2013);

•	Awarded “Workplace Safety & Health Performance Awards – Silver Award” by Ministry of Manpower. (2006-2013); and

•	Awarded “Excellent Industrial Safety and Health Executive Organization of Hsinchu Science Park” by The Science Park Administration. (1998-2013).

Climate Change

Our climate change policies announced on April 22, 2010 include: (i) achieving carbon neutral status via carbon management, (ii) becoming a comprehensive low-carbon solution provider, and (iii) leveraging corporate resources to cultivate a low-carbon economy. In order to implement these policies, we completed a carbon emission reduction plan named “333-project”, which consisted of reducing electrical energy consumption by 3% and per-fluorinated compounds emissions by 33% per wafer by 2012. We surpassed these targets by implementing cleaner gases and various energy saving technologies and reached the targets of reducing normalized per-fluorinated compounds, or PFC, emissions by 39% and electricity usage by 4% by 2013 compared with the base year 2009. Thereafter, we started another aggressive project named “369+-project” in 2013. We are trying to reduce the usage of electricity by 3%, the usage of pipe water by 6% and the waste generation by 9% by 2015 compared with the base year 2012.

Since 1999, we have been a pioneer in the foundry industry to implement measures to reduce per-fluorinated compounds, and we completed the replacement of C3F8 with C4F8 in 2011. We have made a significant achievement by reducing normalized per-fluorinated compounds by approximately 67%, which is one of the major greenhouse gas reduction objectives of the World Semiconductor Council, during 2000 to 2013. Currently, we reduce carbon emissions through the following two aspects: (1) we continue to implement a greenhouse gas emissions reduction plan to assist customers in establishing a low-carbon supply chain, and (2) we continue our research and development in advanced processes to provide low power products and reduce carbon emissions at the consumer level.

We also support timely disclosure of carbon information and ensuring data quality. Since 2006, we have participated in the Carbon Disclosure Project formed by global institutional investors and disclosed our annual greenhouse gas emission volume, reduction goals and results. In 2013, we became the first Taiwanese company that was listed on both the CDP’s Climate Disclosure Leadership Index and Climate Performance Leadership Index. Moreover, we engage third-party verifiers to ensure the quality of the data. We completed verification on greenhouse gas emission and reduction records during 2000 to 2010 for all of our fabs in Taiwan and during 2011 to 2012 for all of our fabs in both Taiwan and Singapore.

In addition, our environmental efforts include the establishment of our New Business Development Center, which helps promote a low carbon economy by investing across the entire supply chain of the green technology industry, including the solar energy, and LED industries. Our New Business Development Center currently focuses its primary investments in the solar energy and LED industries.

Risk Management

Risk and safety matters are administered by our Risk Management and Environmental Safety Health Division, or the GRM & ESH, established in 1998. We are pursuing the goal of a highly protected risk status in the semiconductor industry through the implementation of strict engineering safety procedures, regular enforcement of safety codes and standards, and compliance of detailed industry safety guidelines.

Our hazards risk management slogans are set forth below:

•	Uniqueness in risk management;

•	Maturity in property loss control; and

•	Continuous improvement in BCP.

We have also adopted the Triple Star Ranking System of AIG Insurance, a global leader in risk management and insurance, since 1999. All fabs have been ranked as top-class following AIG’s risk evaluation and risk improvement recommendations. The ranking system focuses on 20 items, including ten Physical Protection Elements and ten Human Elements. Our latest 12-inch lines, Fab 12A P1/2, 12A P3/4 and 12i, obtained triple-stars in all 20 elements in the very first Triple Star Audit. Furthermore, we were awarded the “Outstanding Performance Award in Risk Management” by AIG Insurance again in 2013.

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

Besides, we are fully aware of the impact posed by business interruption. We are also devoted in the pursuit of corporate resilience and continuity by committing non-interrupted services to satisfy our valued customers and important stakeholders. In 2011, we announced our Business Continuity Management policy, objective and management organization. In 2012, we followed the most updated standard, ISO22301 and established a Business Continuity Management System to ensure our ability to minimize any impact from incidents that may affect operation and to provide resilience to our business continuity with minimal loss. In 2013, we were the first foundry in the world to receive ISO 22301 certification for its business continuity management system from the Societe Generale de Surveillance, which demonstrates our commitment to developing our disaster response abilities and our mechanisms for quick recovery.

Insurance

We maintain industrial all risk insurance for our buildings, facilities, equipment and inventories as well as third-party properties. The insurance for fabs and their equipment covers losses from physical damage and business interruption up to their respective policy limits except for policy exclusions. We purchase directors and officers liability insurance for our board directors and executive officers, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for. We also maintain public liability insurance for losses to third parties arising from our business operations. We believe that our insurance arrangement is adequate to cover all major types of losses relevant to the semiconductor industry practice. However, significant damage to any of our production facilities, whether as a result of fire or other causes, could seriously harm our business.

C.	Organizational Structure

The following list shows our corporate structure as of December 31, 2013:

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2013
UMC Group (USA)	U.S.A.	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
TLC Capital Co., Ltd.	Taiwan, R.O.C.	100.00%
UMC New Business Investment Corp.	Taiwan, R.O.C.	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, R.O.C.	100.00%
UMC Investment (Samoa) Limited	Samoa	100.00%
Unitruth Investment Corp.	Taiwan, R.O.C.	100.00%
UMC Capital (USA)	U.S.A.	100.00%
ECP VITA PTE. LTD.	Singapore	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
Tera Energy Development Co., Ltd.	Taiwan, R.O.C.	100.00%
Nexpower Technology Corp.	Taiwan, R.O.C.	58.27%
Wavetek Microelectronics Corporation	Taiwan, R.O.C.	74.69%
Everrich Energy Corp.	Taiwan, R.O.C.	100.00%
Everrich Energy Investment (HK) Limited	China	100.00%
Everrich (Shandong) Energy Co., Ltd.	China	100.00%
Unistars Corp.	Taiwan, R.O.C.	78.02%
Topcell Solar International Co., Ltd.	Taiwan, R.O.C.	91.82%
Smart Energy Enterprises Limited	China	100.00%
Smart Energy Shandong Corporation	China	100.00%
Wavetek Microelectronics Investment (HK) Limited	China	74.69%
NPT Holding Limited	Samoa	58.27%
NLL Holding Limited	Samoa	58.27%
SocialNex Italia 1 S.R.L.	Italy	58.27%
Tera Energy USA Inc.	U.S.A.	100.00%
UMC (Beijing) Limited	China	100.00%
Wavetek Microelectronics Investment (Samoa) Limited	Samoa	74.69%
Wavetek Microelectronics Corporation (USA)	U.S.A.	74.69%
Best Elite International Limited	British Virgin Islands	86.88%
Infoshine Technology Limited	British Virgin Islands	86.88%
Oakwood Associates Limited	British Virgin Islands	86.88%
Hejian Technology (Suzhou) Co., Ltd.	China	86.88%
UMC Group JAPAN	Japan	100.00%
UMC Korea Co., Ltd.	Korea	100.00%
Allance Optotek Corp.	Taiwan, R.O.C.	74.51%
Light House Global Incorp.	Samoa	74.51%
Alliance Optotek Dongguan Co., Ltd.	China	74.51%
Omni Global Limited	Samoa	100.00%
United Microtechnology Corporation	U.S.A.	100.00%

D.	Property, Plants and Equipment

Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared in accordance with IFRSs. You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information-D. Risk Factors” or in other parts of this annual report on Form 20-F.

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2013 have been translated into U.S. dollar amounts using US$1.00 = NT$29.83, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs.

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, revenues varied significantly over this period. It can take several years to plan and construct a fab and bring it to operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs or acquiring existing fabs in response to anticipated demand growth for semiconductors. In addition, after commencement of commercial operations, fabs can increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent a proportional growth in demand, this increase in supply often results in semiconductor manufacturing overcapacity, which has led to a sharp decline in semiconductor prices and significant capacity under-utilization. Our average capacity utilization rate was 78.6%, 78.8% and 82.3% for the years ended December 31, 2011, 2012 and 2013, respectively. We believe that our operating results in 2012 and 2013 continue to reflect the ongoing uncertainty in the global economy, conservative corporate information technology spending and low visibility with respect to end market demand.

Pricing

We price our products on either a per die or a per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we in general review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed, fluctuations in our products’ average selling price historically have had a substantial impact on our margins. Our average selling price decreased approximately 5.5% in 2013 compared to 2012, primarily due to nominal price erosion.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to compete effectively with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2012 and 2013, approximately 65.7% and 66.8%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate was 78.6%, 78.8% and 82.3% for the years ended December 31, 2011, 2012 and 2013, respectively. Utilization rates were primarily affected by global macroeconomic factors. Other factors affecting utilization rates are efficiency in production facilities, product flow management, the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply and fire or natural disaster.

Our production capacity is determined based on the capacity ratings of the equipment in the fab, provided by the engineers, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance, expected product mix and research and development. Because these factors include subjective elements, our measurement of capacity utilization rates may not be comparable to those of our competitors.

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

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We began our volume production with 65-nanometer and 40-nanometer technologies in 2006 and 2009, respectively. We started 40-nanometer production in the first half of 2009. These types of technology migration require continuous capital and research and development investment. Because developing and acquiring advanced technologies involve substantial capital investment, we expect to continue to spend a substantial amount of capital on upgrading our technologies and capabilities. We introduced our 28-nanometer technology to customers in 2011 to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size.

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

Investments

Most of our investments were made to improve our market position and for strategy considerations, a significant portion of which are in foundry-related companies including fabless design customers, raw material suppliers and intellectual property vendors. In addition, we also invest in non-foundry-related businesses, such as Cathay Financial Holding Co. Ltd. composed of insurance, securities, banking and other diversified financial institutions. We have established our NBI to identify and make strategic investments in developing industries such as solar energy and LED.

In recent years, many countries have listed energy saving and carbon reduction as primary administrative policies to tackle the challenge of potential energy shortages in future. Technologies for solar energy and energy saving are expected to become a focus in future technology development. On August 24, 2009, our board of directors approved the establishment of NBI to focus on investments in the solar energy and LED industries.

In the solar manufacturing industry, our investments consist of companies engaged in the manufacturing of crystalline PV cells and thin-film PV modules, providing engineering procurement and construction (EPC) services, and financings. Majority of our investments in the LED industry focus on epi wafer manufacturing, as well as developing advanced wafer technology—chip scale packaging.

The solar energy and LED markets were adversely affected by over-supply in 2012 and 2013. Therefore, we have been focused on improving the operational efficiency and develop leading-end technologies, while continuously to strengthen the financial structure of our investments. We remain committed to further optimize our investments in the solar energy and LED industries and believe that such investments will position us well for future growth. Other than our investments through our NBI, we have, from time to time, disposed of investments for financial, strategic or other purposes in recent years. See “Item 4. Information on the Company—B. Business Overview—Our Investments” for a description of our investments.

Treasury Share Programs

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our shares on the Taiwan Stock Exchange at the price range set forth in the plans. In 2011, 2012 and 2013, we purchased an aggregate of nil, nil and 200 million, respectively, of our shares under these plans. On March 13, 2013, our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$7.80 and NT$16.90 per share during the period from March 14, 2013 to May 13, 2013 to transfer to employees and nil shares have been transferred to our employees at the end of such period.

Changes in Financial Reporting Standards – transition to IFRSs in 2013

We started to prepare our annual consolidated financial statements in accordance with IFRSs as of and for the year ended December 31, 2013. As disclosed in our audited consolidated financial statements, these consolidated financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”. Previously, we prepared our annual consolidated financial statements in accordance with R.O.C. GAAP. Effective January 1, 2013, companies listed on the Taiwan Stock Exchange, including us, must report their financial statements under TIFRSs pursuant to the requirements of the Framework for Adoption of International Financial Reporting Standards by Companies in the R.O.C. promulgated by the FSC on May 14, 2009. Accordingly, we have adopted TIFRSs for reporting in the R.O.C. our annual consolidated financial statements beginning in 2013 and our interim quarterly earnings releases beginning in the first quarter of 2013. At the same time, we have adopted IFRSs as issued by the IASB for our annual reports on Form 20-F with the U.S. SEC. We have adjusted our consolidated financial information as of and for the year ended December 31, 2012 in accordance with IFRSs and therefore financial information set forth in this annual report as of and for the year ended December 31, 2012 may differ from information previously published.

IFRSs differs in certain significant respects from R.O.C. GAAP. For a discussion of the related major differences between IFRSs and R.O.C. GAAP, the impacts of the transition to IFRSs and information concerning the use of exceptions permitted or required by IFRS 1, please see Note 14 to our audited consolidated financial statements included elsewhere in this annual report.

Critical Accounting Policies

The preparation of our consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, the accompanying disclosures and the disclosure of contingent liabilities. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The key assumptions concerning the future and other key sources of estimation for uncertainty at the reporting date, that would have a significant risk for a material adjustment to the carrying amounts of assets or liabilities within the next fiscal year are discussed below. We based our assumptions and estimates on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

The Classification and Measurement of Financial Instruments

Financial assets and financial liabilities are recognized when we become a party to the contractual provisions of the instrument. We determine the classification of our financial assets at initial recognition. In accordance with “IAS 39—Financial Instruments: Recognition and Measurement”, our financial assets are classified as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets and notes, accounts and other receivables. Our financial liabilities are classified as financial liabilities at fair value through profit or loss and financial liabilities carried at amortized cost. Purchase or sale of financial assets and liabilities are recognized using trade date accounting. All financial instruments are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs, and are subsequently measured at fair value or amortized cost using the effective interest method, less impairment, based on the classification. We assess whether objective evidence of impairment exists for a financial asset or a group of financial assets at each reporting date.

Where the fair values of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including income approach (for example, the discounted cash flows model) or the market approach. Changes in assumptions about these factors could affect the reported fair value of the financial instruments. Please refer to Note 11 to our audited consolidated financial statements included elsewhere in this annual report for more details.

Derivative Instruments

UMC has exchangeable bonds where the bondholders may exchange the bonds into ordinary shares of certain public entities which UMC holds as available-for-sale financial assets. In accordance with IAS 39, if the economic characteristics and risks of the embedded call or put options are not clearly and closely related to the host contract, the derivative financial instruments embedded in exchangeable bonds would be recognized separately as financial assets or liabilities at fair value through profit or loss.

Both the host contract and bifurcated embedded derivative financial instrument in exchangeable bonds are classified as current liabilities if the bondholders have the right to demand settlement by exercising the exchange option of the bonds.

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

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are stated at actual purchase costs, while the work in process and finished goods are stated at standard costs and subsequently adjusted to weighted-average costs at the end of each month. The cost of work in progress and finished goods comprises raw materials, direct labor, other direct costs and related production overheads. Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Cost associated with underutilization of capacity is expensed as incurred.

Inventories are valued at lower of cost and net realizable value item by item. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Please refer to Note 6(4) to our audited consolidated financial statements included elsewhere in this annual report. Costs of completion include direct labor and overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, supplies, utilities and royalties that is expected to be incurred at normal production level. We estimate normal production level taking into account loss of capacity resulting from planned maintenance, based on historical experience and current production capacity.

Post-Employment Benefits

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee. Fund assets are deposited under the committee’s name with the Bank of Taiwan and hence, not associated with us. Therefore, fund assets are not to be included in our consolidated financial statements. Pension benefits for employees of the overseas branch and subsidiaries are provided in accordance with the local regulations.

Post-employment benefit plan that is classified as a defined benefit plan is accounted for under the Projected Unit Credit Method to measure its obligations and costs based on actuarial assumptions. We recognize all remeasurements of defined benefit pension plans in the periods which they occur in other comprehensive income, which then are immediately recognized in retained earnings.

Cost of post-employment benefit pension plan and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. The assumptions used for measuring pension cost and the present value of the pension obligation are disclosed in Note 6(14) to our audited consolidated financial statements included elsewhere in this annual report.

In determining the appropriate discount rate, management considers the interest rates of the government bonds extrapolated from maturity corresponding to the expected duration of the defined benefit obligation. As for the rate of future salary increase, management takes account of past experiences, comparisons within the industry and the geographical region, inflation and the discount rate.

Share-Based Payment Transactions

The cost of equity-settled transactions between our employees and us is measured based on the fair value at the date on which they are granted. The fair value of the equity instruments is determined using an appropriate pricing model.

The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the periods in which the performance and/or service conditions are being fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date reflects the extent to which the vesting period has passed and our best estimate of the quantity of equity instruments that will ultimately vest. The charge to profit or loss for a period represents the movement in cumulative expense recognized between the beginning and the end of that period. No expense will be recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition. These are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employees as measured at the date of modification.

We measure the cost of equity-settled transactions with employees based on reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 6(16) to our audited consolidated financial statements included elsewhere in this annual report.

Revenue Recognition-Sales Returns and Discounts

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable.

Sales returns and discounts are estimated based on customer complaints, historical experiences and any other known factors that might significantly affect the estimation.

Impairment of Property, Plant and Equipment

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, we assess whether there is an indication that an asset in the scope of “IAS 36—Impairment of Assets” may be impaired. If any indication exists, we complete impairment testing for the cash-generating unit (CGU) to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or CGU is the higher of fair value less costs to sell and its value in use. The fair value less costs to sell is based on best information available to reflect the amount that an entity could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU. Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and our operating situation.

Income Tax

Income tax expense (benefit) is the aggregate amount of current income tax and deferred income tax included in the determination of profit or loss for the period. Current income tax assets and liabilities for the current period and prior periods are measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity rather than profit or loss.

Deferred income tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in financial statements at the reporting date. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow the manner in which we expect, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax relating to items not relating to profit or loss is not recognized in profit or loss but rather in other comprehensive income or directly in equity. Deferred tax assets are reassessed and recognized at each reporting date. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax assets to be recovered. Deferred tax assets and liabilities offset each other, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority.

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. We establish provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in our respective domicile.

Deferred tax assets are recognized for all carry forward of unused tax losses tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized. The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences. Please refer to Note 6(21) to our audited consolidated financial statements included elsewhere in this annual report for more details on unrecognized deferred tax assets.

Classification of Joint Arrangements

A joint venture is a type of joint arrangement whereby we that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement with no single party controls the arrangement on its own, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

We hold significant percentage of the voting rights of our joint arrangements. We have joint control over these arrangements as under the contractual agreements, unanimous consent is required from all parties to the agreements for all relevant activities.

Our joint arrangements are structured as limited companies and provide us and the parties to the agreements with rights to the net assets of the limited companies under the arrangements. Therefore, these entities are classified as our joint ventures.

A.	Operating Results

Net Operating Revenues

We generate our net operating revenues primarily from the manufacture and sales of wafer fabricating semiconductor devices, solar energy and new generation LED. We also derive a small portion of our net operating revenues from wafer probe services that we perform internally as well as mask tooling services and assembly and test services that we subcontract to other companies.

Operating Costs

Our operating costs consist principally of:

•	overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, supplies, utilities and royalties;

•	wafer costs;

•	direct labor costs; and

•	service charges paid to subcontractors for mask tooling, assembly and test services.

Our total depreciation expenses were NT$35,118 million and NT$37,242 million (US$1,248 million) in 2012 and 2013, respectively.

Operating Expenses

Our operating expenses consist of the following:

•	Sales and marketing expenses. Sales and marketing expenses consist primarily of intellectual property development expenses, salaries and related personnel expenses, wafer sample expenses and related marketing expenses. Wafer samples are actual silicon samples of our customers’ early design ideas made with our most advanced processes and provided to those customers;

•	General and administrative expenses. General and administrative expenses consist primarily of salaries for our administrative, finance and human resource personnel, fees for professional services, and cost of computer and communication systems to support our operations; and

•	Research and development expenses. Research and development expenses consist primarily of research testing related expenses, salaries and related personnel expenses and depreciation on the equipment used for our research and development.

Net Other Operating Income and Expenses

Net other operating income and expenses consist primarily of:

•	gains or losses arising from disposal of property, plant and equipment;

•	the recognition or reversal of impairment losses of property, plant and equipment and intangible assets; and

•	net rental income or loss from property.

Non-operating Income and Expenses

Our non-operating income and expenses primarily consist of the following:

1.	Other income, which consists of:

•	interest income, which is primarily derived from time deposits; and

•	dividend income, which is primarily derived from financial assets at fair value through profit or loss, available-for-sale financial assets and financial assets measured at cost.

2.	Other gains and losses, which principally consist of:

•	gains or losses on valuation of financial assets and liabilities, which are primarily derived from disposal of and changes in the values of financial assets and liabilities classified as fair value through profit or loss, or FVTPL, according to IAS 39;

•	impairment loss, which is primarily derived from the loss recognized in available-for-sale financial assets, financial assets measured at cost, noncurrent and investments accounted for under the equity method; and

•	gains or losses on disposal of investments, which are primarily derived from our disposal of available-for-sale financial assets, financial assets measured at cost and investments accounted for under the equity method; and

•	other gains and losses, which are primarily derived from our branch’s grant income received from the government in Singapore.

3.	Finance costs, which principally consist of:

•	interest expenses, which are primarily derived from bonds payable and bank loans; and

•	financial expenses, which are primarily derived from shareholder services proxy fee.

4.	Share of profit or loss of associates and joint ventures, which is primarily derived from the recognition of investee companies’ net profit based on the ownership percentage we hold.

5.	Bargain purchase gain, which is mainly derived from the acquisition of Best Elite. The purchase consideration was less than the fair value of Best Elite’s net assets due to our unique position to better utilize the assets, such as improving utilization, and the lack of liquidity of Best Elite’s shares.

Taxation

Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of four or five years following each such capital increase. This tax exemption resulted in tax savings of approximately NT$55 million and nil in 2012 and 2013, respectively. Our tax rate was 17% in 2013, the same rate applicable to companies outside the Hsinchu Science Park. We also benefit from other tax incentives generally available to technology companies in Taiwan, including tax credits applicable against corporate income tax that range from 30% to 50% of the amount of certain research and development and employee training expenses and 5% to 20% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately NT$343 million and NT$38 million (US$1 million) in 2012 and 2013, respectively.

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

In addition, the R.O.C. government enacted the R.O.C. Income Basic Tax Act, also known as the “Alternative Minimum Tax Act”, or the AMT Act, which became effective on January 1, 2006 and to impose an alternative minimum tax. AMT is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the AMT Act. Prior to 2013, a company is subject to a 10% AMT if its annual taxable income under the AMT Act exceeds NT$2 million. Effective January 1, 2013, after the amendment on August 8, 2012, the statutory tax rate was increased from 10% to 12%, if its annual taxable income under the AMT Act exceeds NT$0.5 million.

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$2,146 million and NT$2,257 million (US$76 million) of income tax expenses in 2012 and 2013, respectively. Our effective income tax rate in 2013 was 15.74%.

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2012	2013
	%	%
Net operating revenues	100.0	100.0
Operating costs	(83.3)	(81.0)

Gross profit	16.7	19.0
Operating expenses
Sales and marketing	(2.4)	(2.6)
General and administrative	(2.7)	(2.9)
Research and development	(8.5)	(10.1)

Subtotal	(13.6)	(15.6)

Net other operating income and expenses	(2.4)	(0.1)

Operating income	0.7	3.3
Non-operating income and expenses	4.7	8.3

Income from continuing operations before income tax	5.4	11.6
Income tax expense	(1.8)	(1.8)

Net income	3.6	9.8
Total other comprehensive income (loss), net of tax	(5.5)	0.1

Total comprehensive income (loss)	(1.9)	9.9

Net income attributable to:
Stockholders of the parent	5.3	10.2
Non-controlling interests	(1.7)	(0.4)
Total comprehensive income (loss) attributable to:
Stockholders of the parent	(0.2)	10.3
Non-controlling interests	(1.7)	(0.4)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net operating revenues. Net operating revenues increased by 7.0% from NT$115,675 million in 2012 to NT$123,812 million (US$4,151 million) in 2013 primarily due to the increase in shipments.

Operating costs. Operating costs increased by 4.0% from NT$96,365 million in 2012 to NT$100,249 million (US$3,361 million) in 2013 primarily due to the increase in shipments.

Gross profit and gross margin. Gross profit increased from NT$19,310 million in 2012 to NT$23,563 million (US$790 million) in 2013. Our gross margin increased from 16.7% in 2012 to 19.0% in 2013 primarily due to the increase in shipments, the decrease in sales returns and allowances and the improvement of operating efficiency of our new business segment.

Operating income and operating margin. Operating income increased from NT$822 million in 2012 to NT$4,032 million (US$135 million) in 2013. Our operating margin increased from 0.7% in 2012 to 3.3% in 2013. The increase in operating margin is largely due to the increase in gross margin and the decrease in net other operating expenses, partially offset by the increase in operating expenses. Operating expenses increased by 23.6% from NT$15,697 million in 2012 to NT$19,406 million (US$651 million) in 2013.

Sales and marketing expenses. Our sales and marketing expenses increased by 18.1% from NT$2,749 million in 2012 to NT$3,247 million (US$109 million) in 2013. The increase in sales and marketing expenses was mainly due to an increase in mask expenses and IP royalty expenses as a result of an increase in IP under which we are granted a license. Our sales and marketing expenses as a percentage of our net operating revenues increased from 2.4% in 2012 to 2.6% in 2013.

General and administrative expenses. Our general and administrative expenses increased by 15.9% from NT$3,161 million in 2012 to NT$3,666 million (US$123 million) in 2013 primarily as a result of an increase in personnel expenses. Our general and administrative expenses as a percentage of our net operating revenues were 2.7% and 2.9% in 2012 and 2013, respectively.

Research and development expenses. Our research and development expenses increased by 27.6% from NT$9,787 million in 2012 to NT$12,493 million (US$419 million) in 2013. The increase in research and development expenses resulted primarily from an increase in research expenses for advanced technologies and RD wafers expenses. Our research and development expenses as a percentage of our net operating revenues increased from 8.5% in 2012 to 10.1% in 2013.

Net other operating income and expenses. Net other operating expenses decreased by 95.5% from NT$2,791 million in 2012 to NT$125 million (US$4 million) in 2013. The decrease in net other operating expenses is resulted primarily from a decrease in losses arising from impairment of property, plant and equipment. Net other operating expense as a percentage of our net operating revenue decreased from 2.4% in 2012 to 0.1% in 2013.

Non-operating income and expenses. Non-operating income increased by 88.4% from NT$5,473 million in 2012 to NT$10,309 million (US$346 million) in 2013, mainly due to a bargain purchase gain of NT$7,154 million (US$240 million) in 2013 and a decrease in gain on disposal of investments from NT$4,830 million in 2012 to NT$2,224 million (US$75 million) in 2013.

Other comprehensive income (loss), net of tax. Our other comprehensive income was NT$198 million (US$7 million) in 2013, compared to our other comprehensive loss of NT$6,381 million in 2012. We attributed this change primarily to an increase in exchange differences on translation of foreign operations from a loss of NT$3,228 million in 2012 to an income of NT$270 million (US$9 million) in 2013, and a decrease in unrealized loss on available-for-sale financial assets from NT$2,492 million in 2012 to NT$784 million (US$26 million) in 2013.

Net income attributable to the stockholders of the parent. Due to the factors described above, our net income increased by 106.9% from NT$6,094 million in 2012 to NT$12,609 million (US$423 million) in 2013.

Total comprehensive income (loss) attributable to the stockholders of the parent. Due to the factors described above, our comprehensive income amounted to NT$12,796 million (US$429 million) in 2013 compared to a comprehensive loss of NT$281 million in 2012.

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

We incurred capital expenditures of NT$52,186 million and NT$32,911 million (US$1,103 million) in 2012 and 2013, respectively. Constructing a fab requires a significant amount of funding from financing activities. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows.

We have financed our capital expenditure requirements in recent years from operating cash inflows as well as from bank borrowings, the issuance of bonds and equity-linked securities denominated in NT dollars and U.S. dollars. Cash inflows significantly exceed operating income, reflecting the significant non-cash depreciation expense. We generated cash flows from operations of NT$40,398 million and NT$43,472 million (US$1,457 million) in 2012 and 2013, respectively.

On May 24, 2011, we issued US$500 million aggregate principal amount of currency linked zero coupon convertible bonds due 2016. Each bond, at the option of the holder, will be convertible into our ADSs. The proceeds of this offering will be used for purchasing machinery and equipment. As of December 31, 2012 and 2013, no bonds had been converted into our ADSs, and we have repurchased and cancelled US$5 million and US$71 million principal amount of these bonds in the open market transactions for the years ended December 31, 2012 and 2013, respectively.

In early June 2012, we issued five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.43%, and the principal will be repayable in June 2017 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.63%, and the principal will be repayable in June 2019 upon maturity. The proceeds of this offering are used for purchasing machinery and equipment. As of December 31, 2013, NT$10,000 million aggregate principal amount of these bonds were outstanding.

In mid-March 2013, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.35%, and the principal will be repayable in March 2018 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.50%, and the principal will be repayable in March 2020 upon maturity. The proceeds of this offering are used for purchasing machinery and equipment. As of December 31, 2013, NT$10,000 million aggregate principal amount of these bonds were outstanding.

As of December 31, 2013, we had NT$50,831 million (US$1,704 million) of cash and cash equivalents and NT$633 million (US$21 million) of FVTPL, current. Cash equivalents included time deposits and commercial paper with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate bonds. These agreements bore interest rates ranging from 0.46% to 0.60%; and 0.48% to 0.56% in 2012 and 2013, respectively. The terms of these agreements were typically less than two weeks. As of December 31, 2012 and 2013, we held repurchase agreements in the amount of NT$4,585 million and NT$5,669 million (US$190 million), respectively.

We believe that our working capital, cash inflows from operations and unused lines of credit are sufficient for our present requirements.

At our 2013 annual general meeting, our stockholders authorized our board of directors to raise capital from private placement, through issuing instruments such as common shares, depositary receipts (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and our needs. The amount of shares issued or convertible is proposed to be no more than 10% of our total shares issued (i.e., no more than 1,295,180,554 shares). According to Item 6, Article 43-6 of the R.O.C. Security and Exchange Act, any private placement of our shares must be conducted separately within one year after approval at the annual general meeting of stockholders. The approval to conduct a private placement of our shares will expire on June 10, 2014. Considering market conditions, our board of directors has resolved to terminate any plans for a private placement of our shares under the 2013 general meeting authorization.

Operating Activities

Cash generated by operating activities increased from NT$40,398 million in 2012 to NT$43,472 million (US$1,457 million) in 2013, primarily due to an increase in cash collected from our customers.

Investing Activities

Net cash used in our investing activities decreased from NT$49,123 million in 2012 to NT$31,516 million (US$1,057 million) in 2013, primarily because the cash we used to purchase equipment at our fabs decreased from NT$52,186 million in 2012 to NT$32,911 million (US$1,103 million) in 2013, partially offset by the decrease in net cash provided by acquisition and disposal of available-for-sale financial assets from NT$3,965 million in 2012 to NT$2,232 million (US$75 million) in 2013.

Financing Activities

Net cash used in our financing activities was NT$3,924 million (US$132 million) in 2013, compared to net cash provided by financing activities of NT$3,588 million in 2012. This was primarily due to increase in the bank loans we drew down from NT$424 million in 2012 to NT$4,684 million (US$157 million) in 2013 and increase in redemption of bonds from NT$139 million in 2012 to NT$2,153 million (US$72 million) in 2013, as well as our acquisition of treasury stock of NT$2,245 million (US$75 million) in 2013. Such increase in net cash used is partially offset by decrease in cash dividends paid from NT$6,316 million in 2012 to NT$5,061 million (US$170 million) in 2013.

We had NT$4,644 million (US$156 million) outstanding short-term loans as of December 31, 2013. We had total availability under existing short-term lines of credit of NT$18,587 million (US$623 million) as of December 31, 2013.

We had bonds payable of NT$33,606 million (US$1,127 million) in the aggregate as of December 31, 2013.

As of December 31, 2013, our outstanding long-term debts primarily consisted of NT$503 million (US$17 million) secured long-term bank loans due in 2014, NT$2,462 million (US$83 million) unsecured and NT$760 million (US$25 million) secured long-term bank loans due in 2015, NT$2,000 million (US$67 million) unsecured and NT$3,114 million (US$104 million) secured long-term bank loans due in 2016, NT$1,900 million (US$64 million) unsecured and NT$232 million (US$8 million) secured long-term bank loans due in 2017, and NT$300 million (US$10 million) unsecured and NT$87 million (US$3 million) secured long-term bank loans due in 2018. The interest rates of our long-term bank loans range from 1.23% to 2.51%.

As of December 31, 2013, the current portion of bonds due within one year was NT$13,627 million (US$457 million), and the current portion of long-term bank loans due within one year was NT$2,918 million (US$98 million).

Capital Expenditures

We have continued to expand our manufacturing capacity, especially our 40 nanometer and 28 nanometer technology processes. As a result, our capital expenditures have been used for expanding our factory space and purchasing equipment for both research and development and production purposes. We have entered into several construction contracts for the expansion of our factory space in Taiwan. As of December 31, 2013, these construction contracts amounted to NT$6,038 million (US$202 million) with an unpaid portion of the contracts, which would be accrued, of approximately NT$2,100 million (US$70 million). In 2012 and 2013, we spent approximately NT$52,186 million and NT$32,911 million (US$1,103 million) respectively, primarily to purchase equipment for research and development and production purposes.

We continue to maintain high levels of capital expenditures as we believe there are promising opportunities for 28-nanometer and 40-nanometer technologies. We continue to devote most of our capital expenditure to improvement of advanced technology within 12-inch fabs. We will focus on our addressable markets (i.e., 40 & 28-nanometer) and continue to build up our production capacity. We believe our 28-nanometer technology progress will propel our advanced process growth, strengthen our future competitiveness, and enhance our portfolio of comprehensive foundry solutions available to our customers.

We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure requirements at least through the end of 2014. Due to rapid changes in technology in the semiconductor industry, however, we have frequent demand for investment in new manufacturing technologies. We cannot assure you that we will be able to raise additional capital, should that become necessary, on terms acceptable to us, or at all. If financing is not available on terms acceptable to us, management intends to reduce expenditures so as to delay the need for additional financing. To the extent that we do not generate sufficient cash flows from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings to finance our working capital needs or our future expansion plans. The sale of additional equity or equity-linked securities may result in additional dilution to our stockholders. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our products and change in our product mix, which in turn may be adversely affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the average selling price of our products. The average selling price of our products have been subjected to downward pressure in the past and are reasonably likely to be subject to further downward pressure in the future. We have not historically relied on, and we do not plan to rely on in the foreseeable future, off-balance sheet financing arrangements to finance our operations or expansion.

Transactions with Related Parties

Our transactions with related parties have been conducted on arm’s-length terms. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” and Note 7 to our audited consolidated financial statements included in this annual report.

Inflation/Deflation

We do not believe that inflation in the R.O.C. has had a material impact on our results of operations.

C.	Research, Development, Patents and Licenses, Etc.

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$9,787 million and NT$12,493 million (US$419 million) in 2012 and 2013, respectively, in research and development, which represented 8.5% and 10.1%, respectively, of net operating revenues for such years. We believe that our continuous spending on research and development will help us maintain our position as a technological leader in the foundry industry. As of March 31, 2014, we employed 1,469 professionals in our research and development division.

Our current research and development activities seek to upgrade and integrate manufacturing technologies and processes, as well as to drive 28 nanometer High-k/metal gate technology in mass production, and to develop 14 nanometer technology including EUV (Extreme Ultraviolet) lithography, and FinFET (Fin Field-Effect Transistor). Although we emphasize firm-wide participation in the research and development process, we maintain central research and development teams primarily responsible for developing cost-effective technologies that can serve the manufacturing needs of our customers. Monetary incentives are provided to our employees if projects result in successful patents. We believe we have a strong foundation in research and development and intend to continue our efforts on technology developments. Our top management believes in the value of continued support of research and development efforts and intends to continue our foundry leadership position by providing customers with comprehensive technology and SoC solutions in the industry.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2013.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5-Years
	(in NT$ millions)
Long-term debt (1)
Unsecured bonds	33,965	3,709	10,256	15,000	5,000
Long-term loans	11,358	2,918	7,369	1,071	—
Operating lease obligations (2)	3,569	411	706	497	1,955
Purchase obligations (3)	174	134	40	—	—
Other long-term obligations (4)	4,572	4,235	296	—	41

Total contractual cash obligations	53,638	11,407	18,667	16,568	6,996

(1)	Assuming the exchangeable bonds, convertible bonds and domestic bonds are paid off upon maturity.
(2)	Represents our obligations to make lease payments to use machineries, equipment and land on which our fabs are located, primarily in the Hsinchu Science Park and the Tainan Science Park in Taiwan, Pasir Ris Wafer Fab Park in Singapore.
(3)	Represents commitments for purchase of raw materials. These commitments are not recorded on our balance sheet as of December 31, 2013.
(4)	Represents intellectual properties and royalties payable under our technology license agreements. The amounts of payments due under these agreements are determined based on fixed contract amounts.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age, position, tenure and biography of each of our directors and executives as of March 31, 2014. There is no family relationship among any of these persons.

The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Years with Us
Stan Hung	53	Chairman and Director	22
Shih-Wei Sun	56	Vice-Chairman and Director (Representative of Silicon Integrated Systems Corp.)	19
Po-Wen Yen	57	Chief Executive Officer and Director (Representative of Hsun Chieh Investment Co.)	27
Wen-Yang Chen	61	Director (Representative of UMC Science and Culture Foundation) and Chief Operating Officer	34
Ting-Yu Lin	53	Director	8
Paul S.C. Hsu (1)	78	Independent Director	10
Chung-Laung Liu (1)	80	Independent Director	8
Chun-Yen Chang (1)	77	Independent Director	8
Cheng-Li Huang (1)	65	Independent Director	5
Chitung Liu	48	Chief Financial Officer	13

(1)	Member of the Audit Committee.

Stan Hung is a director and the Chairman of our company. Mr. Hung was our CFO & Senior Vice President from 2000 to 2007. He was also the Chairman of Epitech Technology Corporation in 2007 and ITE Technology Corporation for a portion of 2008, respectively. Prior to re-joining United Microelectronics Corporation in 1991, Mr. Hung was a financial manager at Optoelectronics Corporation. He is also the Chairman of Fortune Venture Capital Corporation, TLC Capital Co., Nexpower Technology Corporation, UMC New Business Investment Corporation, and a Director of Epistar Corporation and Crystalwise Technology Inc. Mr. Hung received a bachelor’s degree in accounting from Tam Kang University in 1982.

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

Wen-Yang Chen is a director of our company. Mr. Chen is a representative of UMC Science and Culture Foundation. Mr. Chen was our Chief Operating Officer from 2009 to 2013. Prior to joining us, Mr. Chen worked for companies including Digital Equipment Corporation and Vishay. Mr. Chen joined us in 1980 and was responsible for the operation of our 6A, 8A, 8E, 8D and 8F Fabs, specializing in development and integration of semiconductor processes and factory management. Mr. Chen is also the Chairman of Wavetek Microelectronics Corporation as well as a director of Fortune Venture Capital Corporation, TLC Capital Co., UMC New Business Investment Corporation, and a director of UMC Science and Culture Foundation. Mr. Chen received Award of the Excellent Engineers from Chinese Institute of Engineers in 1994 and Manager Excellence Award in 2002.

Ting-Yu Lin is a director of our company. Mr. Lin is also the chairman of Sunrox International Inc. Mr. Lin received a master’s degree in international finance from Meiji University in 1993.

Paul S.C. Hsu is an independent director of our company. Professor Hsu is a Chair Professor & University Professor of Yuan-Ze University, Taiwan, the Chairman of Social Ethics Association and the Chairman of Taiwan Institute of Directors. Professor Hsu is an independent director of Gintech Energy Corporation, a director of Faraday Technology Corporation and Far Eastern Electronic Toll Collection Co, Ltd as well as a supervisor of Far Eastern International Bank. Professor Hsu received a Ph.D. degree in business administration from the University of Michigan in 1974.

Chung-Laung Liu is an independent director of our company. Professor Liu is the William M.W. Mong Honorary Chair Professor of National Tsing Hua University, Taiwan. Professor Liu is also the Chairman of TrendForce Corp., a supervisor of MediaTek Incorporation, an independent director of Richteck Technology Corp., and Powerchip semiconductor Corp., as well as a director of Macronix International Co., Ltd. Professor Liu received a doctorate degree in science from Massachusetts Institute of Technology in 1962.

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

The aggregate compensation paid and benefits in kind granted to our directors in 2013 were approximately NT$15 million. The remuneration was out of our 2013 earnings distribution plan, and the distribution percentage for directors is 0.1%. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Some of the remuneration was paid to the legal entities that certain directors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2013 were approximately NT$128 million, which include NT$31 million as bonus. Certain of our directors who also served as executive officers held stock options to purchase 8.8 million shares as of March 31, 2014.

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

Remuneration Committee

The R.O.C. Securities and Exchange Act, as amended on November 24, 2010, further introduced the mechanism of a “Remuneration Committee”, which requires all the publicly listed companies in the R.O.C., including our company, to adopt a remuneration committee. On March 18, 2011, R.O.C. FSC promulgated the Regulations Governing the Establishment and Exercise of Powers by Compensation Committees of Public Companies, according to which, listing companies of our size shall set up the compensation committee no later than September 30, 2011 and the remuneration committee shall be composed of no less than three members commissioned by the board of directors. In addition, for a company with independent directors, such as us, at least one of the committee members shall be the independent director of such company. We established a remuneration committee in accordance with Article 14-6 of the R.O.C. Securities and Exchange Act on April 27, 2011. The members of the remuneration committee are independent directors Chun-Yen Chang, Chung-Laung Liu, Paul S.C. Hsu, and Cheng-Li Huang, with Chun-Yen Chang serving as convener and chairperson. We amended our articles of incorporation to introduce the mechanism of our remuneration committee in the annual ordinary stockholders’ meeting held on June 15, 2011.

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

As of March 31, 2014, we had 17,685 employees, which includes 9,689 engineers, 7,183 technicians and 813 administrative staff performing administrative functions on a consolidated basis. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
	2011(1)	2012	2013
Employees
Engineers	7,581	8,640	9,698
Technicians	5,456	6,215	7,232
Administrative Staff	462	769	854

Total	13,499	15,624	17,784

(1)	The number of employees in 2011 includes only employees in UMC Taiwan and our Singapore branch.

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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On April 16, 2014, our board of directors proposed an employee bonus in cash in the amount of NT$1,163 million (US$39 million) in relation to retained earnings in 2013.

Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E.	Share Ownership

As of March 31, 2014, each of our directors and executive officers held shares and/or ADSs of United Microelectronics, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Chung-Laung Liu, Paul S.C. Hsu, Chun-Yen Chang and Cheng-Li Huang, our independent directors. As of March 31, 2014, none of our directors or executive officers held, for their own account, 0.1% or more of our outstanding shares. As of April 13, 2014, our most recent record date, Hsun Chieh Investment Co. held approximately 441 million of our shares, representing approximately 3.48% of our issued shares. Silicon Integrated Systems Corp. held approximately 315 million of our shares, representing approximately 2.48% of our issued shares. Stan Hung held approximately 14 million of our shares, representing approximately 0.11% of our issued shares. Ting-Yu Lin held approximately 13 million of our shares, representing approximately 0.1% of our issued shares.

We have adopted employee stock option plans in the past, pursuant to which options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is 6 years from the date of its issuance. The 23 million stock options with exercise price of 22.37 that we granted in April 2005, the 54 million stock options with exercise price of 29.47 that we granted in August 2005, the 52 million stock options with exercise price of 26.89 that we granted in September 2005, and the 39 million stock options with exercise price of 23.17 that we granted in January 2006, expired on April 28, 2011, August 15, 2011, September 28, 2011 and January 3, 2012, respectively.

According to our Employee Stock Options Plan, an option holder may exercise an increasing portion of his or her options starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively. Upon a voluntary termination or termination in accordance with the R.O.C. Labor Law, the option holder shall exercise his or her vested options within 30 days, subject to exceptions provided therein, and after the termination otherwise such options shall terminate. If termination was due to death, the heirs of such option holder have one year starting from the date of the death to exercise his or her vested options. If termination was due to retirement or occupational casualty, the option holder or his or her heirs may exercise all his or her options within a certain period as provided. The options are generally not transferable or pledgeable by the option holders. The total number of shares issuable upon exercise of option held by our directors and executive officers as of March 31, 2014 was 20.6 million. The units granted to each of our directors and executive officers as a percentage of our total shares as of March 31, 2014 were less than 1%.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of (i) April 13, 2014, our most recent record date and (ii) as of certain record dates in each of the preceding three years, for (1) the stockholders known by us to beneficially own more than 2% of our shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules.

	As of April 14, 2012	As of April 13, 2013	As of April 13, 2014
	Percentage of shares beneficially owned	Percentage of shares beneficially owned	Percentage of shares beneficially owned	Number of shares beneficially owned
Name of Beneficial Owner
Hsun Chieh Investment Co., Ltd. (1)	3.4%	3.4%	3.48%	441,371,000
Silicon Integrated Systems Corp.	2.4%	2.4%	2.48%	315,380,242
Directors and executive officers as a group	6.26%	6.27%	6.39%	810,469,915

(1)	36.5% owned by United Microelectronics Corp. as of March 31, 2014.

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

The following table shows our aggregate ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of December 31, 2013.

Name	Ownership %
Silicon Integrated Systems Corp.	19.70

We provide foundry services to this fabless design company and the sales price was determined on arm’s length prices and terms, through mutual agreement based on the market conditions. We derived NT$256 million and NT$156 million (US$5 million) of our net operating revenues in 2012 and 2013, from the provision of our foundry services. For more information, please refer to Note 7 to our audited consolidated financial statements included in this annual report.

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

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association— Dividends and Distributions”. On June 15, 2011, our stockholders approved a cash dividend of NT$1.12 per share for an aggregate of NT$14,033,575,265. On July 8, 2011, our board of directors resolved to adjust the cash dividend ratio to NT$1.11164840 per share, because the outstanding common shares had increased accordingly as a result of the exercise of employee stock options. On June 12, 2012, our stockholders approved a cash dividend of NT$0.5 per share for an aggregate of NT$6,316,434,833. On June 20, 2012, our board of directors resolved to adjust the cash dividend ratio to NT$0.49980232 per share, because the outstanding common shares had increased accordingly as a result of the exercise of employee stock options. On June 11, 2013, our stockholders approved a cash dividend of NT$0.4 per share for an aggregate of NT$5,061,310,216. On June 19, 2013, our board of directors resolved to adjust the cash dividend ratio to NT$0.40639654 per share because the number of outstanding common shares had changed as a result of the exercise of employee stock options and our repurchase of treasury shares.

In addition, the Board of Directors held on April 16, 2014 resolved a cash distribution of approximate to NT$0.5 per share, among which approximate to NT$0.49 per share is from additional paid-in capital while the remaining is from earnings.

The following table sets forth the cash dividends per share and stock dividends per share as a percentage of shares outstanding paid during each of the years indicated in respect of shares outstanding at the end of each such year, except as otherwise noted.

	Cash Dividend per Share	Stock Dividend per Share	Total Number of Shares Issued as Stock Dividend	Number of Outstanding Shares at Year End
	NT$	NT$
1997	—	3.0	868,629,276	4,117,758,265
1998	—	2.9	1,199,052,940	5,480,221,725
1999	—	1.5	834,140,790	6,638,054,462
2000	—	2.0	1,809,853,716	11,439,016,900
2001	—	1.5	1,715,104,035	13,169,235,416
2002	—	1.5	1,968,018,212	15,238,578,646
2003	—	0.4	607,925,145	15,941,901,463
2004	—	0.8	1,288,558,185	17,550,800,859
2005	0.1029	1.029	1,758,736,435	18,856,632,324
2006	0.409141420	0.10228530	179,031,672	19,131,192,690
2007	0.7	—	—	13,214,494,883
2008	0.75	0.45	562,958,816	12,987,771,315
2009	—	—	—	12,987,771,315
2010	0.5	—	—	12,987,912,315
2011	1.11164840	—	—	13,084,341,565
2012	0.49980232	—	—	12,951,805,540
2013	0.40639654	—	—	12,694,649,915

(1)	We declare stock dividends in a NT dollar amount per share, but we pay the stock dividends to our stockholders in the form of shares. The amount of shares distributed to each stockholder is calculated by multiplying the dividend declared by the number of shares held by the given stockholder, divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.

B.	Significant Changes

For the significant subsequent events following the close of the last financial year up to the date of this annual report on Form 20-F, please refer to Note 10 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Market Price Information for Our Shares

Our shares have been listed on the Taiwan Stock Exchange since July 1985. There is no public market outside Taiwan for our shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our shares. The closing price for our shares on the Taiwan Stock Exchange on April 16, 2014 was NT$12.85 per share.

	High	Low	Average Daily Trading Volume
	NT$	NT$	(in thousands of shares)
2008	20.30	6.80	37,521.00
2009	17.20	7.10	85,869.55
2010	18.60	12.95	53,660.37
2011	18.10	10.45	44,048.44
2012	15.65	10.10	39,247.79
First Quarter	15.65	12.60	43,434.55
Second Quarter	15.55	11.80	37,797.20
Third Quarter	13.40	11.65	32,337.63
Fourth Quarter	12.10	10.10	43,721.73
2013	12.40	10.90	41,684.47
First Quarter	12.40	10.90	3,528.18
Second Quarter	14.50	11.00	82,540.32
Third Quarter	15.05	11.75	74,070.55
Fourth Quarter	13.10	11.90	37,050.69
October	13.10	12.30	54,954.40
November	12.45	11.90	31,923.71
December	12.40	12.05	24,040.93
2014 (through April 16)	13.20	12.00	48,958.13
First Quarter	13.05	12.00	50,562.17
January	12.95	12.25	58,277.69
February	12.35	12.00	32,275.08
March	13.05	12.40	58,495.56
Second Quarter (through April 16)	13.20	12.85	40,792.07
April (through April 16)	13.20	12.85	40,792.07

Source: Taiwan Stock Exchange.

(1)	Information has been adjusted to give effect to 562,958,816 Shares and 114,616,567 Shares issued as stock dividend and employee bonus, respectively, in August 2008.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. The outstanding ADSs are identified by the CUSIP number 910873 40 5. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 16, 2014 was US$2.10 per ADS. Each of our ADSs represents the right to receive five shares.

	High	Low	Average Daily Trading Volume
	NT$	NT$	(in thousands of shares)
2008	3.71	1.51	5,780,890
2009	3.88	1.65	5,106,249
2010	4.22	2.55	3,932,515
2011	3.46	1.79	3,454,527
2012	2.72	1.75	2,733,811
First Quarter	2.72	2.14	3,363,260
Second Quarter	2.72	1.95	3,401,801
Third Quarter	2.24	1.98	2,305,720
Fourth Quarter	2.10	1.75	1,860,593
2013	2.15	1.77	2,458,650
First Quarter	2.15	1.80	2,651,914
Second Quarter	2.34	1.77	2,145,941
Third Quarter	2.43	1.88	1,638,086
Fourth Quarter	2.15	1.94	1,064,906
October	2.15	2.04	1,027,289
November	2.03	1.94	1,113,917
December	2.04	1.95	1,059,428
2014 (through April 16)	2.19	1.97	1,067,197
First Quarter	2.15	1.97	995,294
January	2.15	2.00	1,331,179
February	2.01	1.97	667,903
March	2.10	2.00	995,619
Second Quarter (through April 16)	2.19	2.08	1,432,702
April (through April 16)	2.19	2.08	1,432,702

Sources: Bloomberg

As of March 31, 2014, there were a total of 168,250,585 ADSs listed on the NYSE. With certain limited exceptions, holders of shares that are not R.O.C. persons are required to hold these shares through a brokerage or custodial account in the R.O.C. As of March 31, 2014, 841,252,925 ordinary shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2014, 168,053,261 ADSs representing these 840,266,305 shares were held of record by Cede & Co., and 197,324 ADSs were held by U.S. registered stockholders. We have no further information as to shares held or beneficially owned by U.S. persons.

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

The following statements summarize the material elements of our capital structure and the more important rights and privileges of stockholders conferred by the R.O.C. law and our articles of incorporation.

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

Directors

The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by stockholders and is responsible for the management of our business. As of March 31, 2014, our board of directors consisted of [nine] directors, out of which four are independent directors. In the annual ordinary stockholders’ meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual ordinary stockholders’ meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our stockholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the total issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at a stockholders’ meeting involving the election of directors. Pursuant to the R.O.C. Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our stockholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. As of March 31, 2014, three of our nine directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”.

According to the R.O.C. Company Act and the rules promulgated under the R.O.C. Securities and Exchange Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, the outcome of which may conflict with his interests, shall explain the essential contents of such personal interest in the meeting of the board of directors and then abstain from joining the discussion and voting on such matter. Our articles of incorporation, as amended on June 13, 2008, provide that our board of directors is authorized, by taking into account of the extent of his/her/its involvement of our operation activities and the value of his/her/its contribution, to determine the compensation for each director at a comparable rate adopted by other companies of the same industry regardless of the profit received by our company. In addition, according to our articles of incorporation, we may distribute 0.1% of the balance of our earnings after deduction of payment of all taxes and dues, deduction of any past losses, allocation of 10% of our net income as a legal reserve, and allocation of special reserve according to applicable laws and regulations or the order of the competent authority, if any, as remuneration to directors. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director, while the laws and regulations require the aggregate shareholding of all directors, excluding independent directors, to meet certain thresholds considering the paid-in capital and the numbers of the independent directors. According to our current internal Loan Procedures, we shall not extend any loan to our directors.

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

In addition, pursuant to the amended R.O.C. Securities and Exchange Act, a public company is required to either establish an audit committee, or R.O.C. Audit Committee, or retain supervisors, provided that the R.O.C. FSC may, after considering the scale and business nature of a public company and other necessary situation, require the company to establish an audit committee in place of its supervisors. We have amended our articles of incorporation in the annual ordinary stockholders’ meeting held on June 13, 2008, introducing the mechanism of an R.O.C. Audit Committee. On February 20, 2013, the R.O.C. FSC has ruled that a public company with certain scale or of certain business nature, including us, shall establish an R.O.C. Audit Committee instead of the supervisors. According to our latest amended articles of incorporation and audit committee charter, our R.O.C. Audit Committee is composed of all independent directors and performs the power and duties provided by applicable laws and regulations, including without limitation the powers and the duties of supervisors provided under the R.O.C. Company Act. A company is not allowed to maintain both supervisors and a R.O.C. Audit Committee, so we chose to eliminate our supervisors when we established our R.O.C. Audit Committee in 2009.

According to our current articles of incorporation, we may purchase directors and officers liability insurance for our directors, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for.

Shares

As of December 31, 2013, our authorized share capital was NT$260 billion, divided into 26 billion shares, of which 12,694,649,915 shares were issued and 12,694,649,915 shares were outstanding (including 2,568,250 shares of capital collected in advance). All shares presently issued are fully paid and in registered form, and existing stockholders are not subject to any capital calls. We had US$358 million convertible bonds outstanding as of March 31, 2014. As of March 31, 2014, we had neither warrant nor option on our shares, except for the options exercisable for 79 million common shares granted to our employees under our Employee Stock Options Plan discussed below.

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

The table below shows the number of options granted and outstanding and the month in which they were granted:

January
2006
Number of Options Granted	39
Number of Options Outstanding as of March 31, 2014	0
Shares available to option holders as of March 31, 2014	0

	May 2006	August 2006	December 2007	June 2009
Number of Options Granted	42	28	500	300
Number of Options Outstanding as of March 31, 2014	0	0	0	79
Shares available to option holders as of March 31, 2014	0	0	0	79

Note:	The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of our common stock. The exercise price of the options was also adjusted according to the capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for one share of our common stock.

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

Stockholders’ Meetings

We are required to hold an annual ordinary stockholders’ meeting once every calendar year within six months from the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors deem necessary, and they must do so if requested in writing by stockholders holding no less than 3% of our paid-in share capital who have held these shares for more than a year. At least 15 days’ advance written notice must be given of every extraordinary stockholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary stockholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The R.O.C. Company Act also provides that in order to approve certain major corporate actions, including any amendment of our articles of incorporation, dissolution, merger or spin-off, entering into, amendment, or termination of any contract for lease of the company’s business in whole, or for entrusted business, or for joint operation with others, on regular basis, the transfer of all or an essential part of the business or assets, accept all of the business or assets of any other company which would have a significant impact on our operations, removing directors or the distribution of dividend in stock form, a special resolution shall be adopted by the holders of the majority of our shares represented at a stockholders’ meeting at which holders of at least two-thirds of our issued and outstanding shares are present. However, in the case of a public company, such as our company, such resolution may be adopted by the holders of at least two-thirds of the shares represented at a stockholders’ meeting at which holders of at least a majority of our issued and outstanding shares are present. However, if we are the controlling company and hold no less than 90% of our subordinate company’s outstanding shares, our merger with the subordinate company can be approved by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present without stockholders’ approval. In addition, according to the Corporate Merger and Acquisition Act of the R.O.C., if a company intends to transfer all or an essential part of its business or assets to its wholly-owned subsidiary, subject to the qualifications set forth in the said act, such transaction only needs to be approved by majority board resolution rather than special resolution by the stockholder’s meeting as required by the R.O.C. Company Act.

Voting Rights

Each common share is generally entitled to one vote and no voting discount will be applied. However, treasury shares and our common shares held by (i) an entity in which we own more than 50% of the voting shares or paid-in capital, or (ii) a third party in which we and an entity controlled by us jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital are not entitled to any vote. Except as otherwise provided by law or our articles of incorporation, a resolution can be adopted by the holders of a simple majority of the total issued and outstanding shares represented at a stockholders’ meeting. The quorum for a stockholders’ meeting to discuss the ordinary resolutions is a majority of the total issued and outstanding shares. Pursuant to the R.O.C Company Act amended on December 28, 2011, the election of directors by our stockholders shall be conducted by means of cumulative voting rather than other voting mechanisms adopted in our articles of incorporation. In all other matters, a stockholder must cast all his or her votes in the same manner when voting on any of these matters.

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

Authorized by latest amendment of the R.O.C Company Act, the R.O.C. FSC has issued an administrative order on February 20, 2012 to require Taiwan Stock Exchange-listed companies, such as our company, and GreTai Securities Market-listed companies in the R.O.C. with NT$10 billion or more of paid-in share capital and with 10,000 or more stockholders as of the first date of the close period applicable to the stockholders’ meeting to adopt an e-voting system for stockholders’ meeting. The R.O.C. FSC has issued another administrative order on November 8, 2013 to require more listed companies to adopt an e-voting system for stockholders’ meeting. According to the new order, the listed companies in the R.O.C. with NT$5 billion or more paid-in share capital and with 10,000 or more stockholders as of the first date of the close period applicable to the last stockholders’ meeting shall adopt an e-voting system for stockholders’ meeting as well. The e-voting system provides a new platform for stockholders to exercise their voting rights online. As a company that meets the foregoing criteria, we have successfully adopted the e-voting system in the 2012 stockholders’ meeting and voted by poll on each agenda for discussion.

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

Under Article 28-2, an amendment to the R.O.C. Securities and Exchange Act, which took effect on July 21, 2000, we may, by a board resolution adopted by majority consent at a meeting with two-thirds or more of our directors present, purchase up to 10% of our issued shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the R.O.C. FSC, for any of the following purposes:

•	to transfer shares to our employees;

•	to transfer upon conversion of bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by us; and

•	if necessary, to maintain our credit and our stockholders’ equity; provided that the shares so purchased shall be canceled thereafter.

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans disclosed in “Item 16E.— Purchase Of Equity Securities By The Issuer And Affiliated Purchasers.” We may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our common shares. Historically, we have cancelled some of the repurchased common shares and transferred some of the repurchased common shares to our employees. In 2010 and 2013, we purchased an aggregate of 300 million and 200 million, respectively, of our common shares under these plans. From February 3, 2010 to April 2, 2010, we purchased 300 million of our common shares on the Taiwan Stock Exchange at an average price of NT$16.15 per share to transfer to our employees. From March 15, 2013 to May 6, 2013, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.23 per share to transfer to our employees.

On March 14, 2012, our board of directors approved the cancellation of 157,934,400 treasury shares, which were purchased from December 17, 2008 to February 16, 2009. On April 24, 2013, our board of directors approved the cancellation of 300,000,000 treasury shares, which were purchased from February 3, 2010 to April 2, 2010.

We may not pledge or hypothecate any purchased shares. In addition, we may not exercise any stockholders’ rights attached to such shares. In the event that we purchase our common shares on the Taiwan Stock Exchange, our affiliates, directors, managers and their respective spouses and minor children and/or nominees are prohibited from selling any of our shares during the period in which we purchase our shares.

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

Cross License Agreement, dated as of January 1, 2006, between United Microelectronics Corporation and International Business Machine Corporation.

We entered into a five-year cross license agreement with IBM effective as of January 1, 2006, which provides for the cross license of certain semiconductor patents including process, topography and design. Under this agreement, IBM had granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making our and our subsidiaries’ licensed products in R.O.C., Japan and Singapore and selling, leasing, licensing, using and/or transferring our and our subsidiaries’ licensed products worldwide under IBM’s patents filed prior to January 1, 2011; we granted IBM, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for the term of the cross license for making, selling, leasing, licensing, using and/or transferring IBM’s licensed products under our patents filed prior to January 1, 2011. We also agreed to pay IBM certain royalty fees under this agreement. This five-year cross license agreement with IBM terminated on December 31, 2010. We entered into a new “life-of-the-patents” cross license agreement with IBM that will be effective until June 30, 2029, the expiration date of the last-to-expire of the licensed patents thereunder. Under this agreement, IBM has granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making our and our subsidiaries’ licensed products in R.O.C., Japan, Singapore and PRC and selling, leasing, licensing, using and/or transferring our and our subsidiaries’ licensed products worldwide under IBM’s patents filed effectively prior to July 1, 2009; we granted IBM, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for the term of the cross license for making, selling, leasing, licensing, using and/or transferring IBM’s licensed products under our patents filed effectively prior to July 1, 2009. We also agreed to pay IBM certain royalty fees under this agreement. In addition, we have renewed the aforesaid patent cross license agreement with IBM on June 13, 2013, under which IBM grants us a license under all its patents entitling to an effective filing date prior to December 31, 2015.

Technology Agreement, dated as of June 29, 2012, between United Microelectronics Corporation and International Business Machine Corporation.

We entered into a technology license agreement with International Business Machine Corporation (“IBM”) on June 29, 2012. Under this agreement, IBM granted us a perpetual license under its 20nm bulk industry standard CMOS technology and developmental processes associated with manufacturing integrated circuits using a three dimensional FinFet device technology for using, offering for sale, selling, importing or otherwise transferring our licensed products.

Membership Participation Agreement, dated as of June 13, 2013, between United Microelectronics Corporation and International Business Machine Corporation.

We entered into a membership participation agreement with IBM to participate in its 10nm CMOS process technology development project.

Patent Portfolio License Agreement, dated as of February 8, 2013, between United Microelectronics Corporation and Mosaid Technologies Incorporated.

We entered into a Patent Portfolio License Agreement with Mosaid Technologies Incorporated, or Mosaid, effective from February 8, 2013, which provides for the license under its semiconductor manufacturing process patents during the period from February 8, 2013 to February 8, 2018. Under this agreement, Mosaid grants to us and our subsidiaries, a nonexclusive and non-transferable license for making, selling, importing or otherwise disposing of our and our subsidiaries’ licensed products. The parties further agree not to assert patent claims against each other prior to February 8, 2018. We also agree to pay Mosaid certain royalty fees under this agreement.

Major Long-term Supply and Marketing Agreements

We have entered into long-term distribution, sales, service and marketing agreements with the following companies: UMC Group (USA), an agreement effective from January 1, 2013 through December 3, 2018; United Microelectronics (Europe) B.V., an agreement effective from January 1, 2013 through December 3, 2017; UMC Group Japan Co., Ltd., an agreement effective from February 8, 2013 through December 31, 2017.

Major Construction Agreements

We entered into various major facility construction agreements with companies such as Excel Air Condition Co., Ltd. and Gwo Jieh Fire Protection Co., Ltd. for the phase 5 facilities in our Fab12A in the Tainan Science Park. These agreements are effective from April 1, 2013 to April 1, 2015, and the total contractual amount exceeds NT$0.14 billion.

Major Long-term Loan Agreements

We entered into a long-term secured loan agreement effective from November 28, 2008 through November 28, 2018 with the Bank of Taiwan for up to NT$4.8 billion. We pledged the equipment at our semiconductor facilities in Tainan Science Park as collateral. On April 1, 2013, we repaid the loan in full and the loan agreement expired accordingly.

We also entered into a long-term secured loan agreement effective from January 30, 2013 through January 30, 2020 with the Land Bank of Taiwan for up to NT$6 billion. We pledged the equipment at our semiconductor facilities in Tainan Science Park as collateral.

D.	Exchange Controls

Foreign Investment and Exchange Controls in Taiwan

We have extracted from publicly available documents the information presented in this section. Please note that citizens of the People’s Republic of China and entities organized in the People’s Republic of China are subject to special R.O.C. laws, rules and regulations, which are not discussed in this section.

General

Historically, foreign investments in the securities market of Taiwan were restricted. However, commencing in 1983, the Taiwan government has from time to time enacted legislation and adopted regulations to make foreign investment in the Taiwan securities market possible. Initially, only overseas investment trust funds of authorized securities investment trust enterprises established in Taiwan were permitted to invest in the Taiwan securities market. Since January 1, 1991, qualified foreign institutional investors are allowed to make investments in the Taiwan public securities market. Since March 1, 1996, non-resident foreign institutional and individual investors, called “general foreign investors”, are permitted to make direct investments in the Taiwan public securities market. On September 30, 2003, the Executive Yuan amended the Regulations Governing Investment in Securities by Overseas Chinese and Foreign Nationals, or the Investment Regulations, under which the “Qualified Foreign Institutional Investors”, or QFII, designations have been abolished and the restrictions on foreign portfolio investors have been revised. According to the Investment Regulations, “Foreign Institutional Investor”, or FINI, means an entity which is incorporated under the laws of countries other than the R.O.C. or the branch of a foreign entity that is established within the territory of the R.O.C., and “Foreign Individual Investor”, or FIDI, means an overseas Chinese or a foreign natural person. In addition, the Investment Regulations also lifted some restrictions and simplified procedures of investment application.

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

In addition to the general restrictions against direct investments by foreign investors in R.O.C. companies, foreign investors are currently prohibited from investing in certain prohibited industries in Taiwan under the “Negative List”. The prohibition on direct foreign investment in the prohibited industries in the Negative List is absolute in the absence of a specific exemption from the application of the Negative List. Under the Negative List, some other industries are restricted so that foreign investors may directly invest only up to a specified level and with the specific approval of the relevant authority responsible for enforcing the legislation that the Negative List is intended to implement. Our business does not operate in a restricted industry under the Negative List.

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

Exchange Controls

Taiwan’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the Ministry of Finance and the CBC. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased from the designated foreign exchange banks.

Aside from trade-related foreign exchange transactions, R.O.C. companies and residents may remit to and from Taiwan foreign currencies of up to US$50 million (or its equivalent) and US$5 million, (or its equivalent) respectively in each calendar year. These limits apply to remittances involving a conversion between NT dollars and U.S. dollars or other foreign currencies. A requirement is also imposed on all private enterprises to register all medium- and long-term foreign debt with the CBC.

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

A holder of depositary shares wishing to withdraw common shares underlying depositary shares is required to appoint a local agent or representative with qualifications set forth by the R.O.C. FSC to, among other things, open a securities trading account with a local brokerage firm, pay R.O.C. taxes, remit funds, and exercise stockholders’ right. In addition, the withdrawing holder is also required to appoint a custodian bank or a securities firm with qualifications set forth by the R.O.C. FSC to hold payments and the securities in safekeeping, make confirmations, settle trades and report all relevant information in which the securities firm is appointed as the custodian, and the payments be held in safekeeping in a special account opened in a bank approved by the R.O.C. FSC. Without making this appointment and the opening of accounts, the withdrawing holder would be unable to subsequently sell the common shares withdrawn from a depositary receipt facility on either the Taiwan Stock Exchange or the GreTai Securities Market.

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

Dividends

Dividends, whether in cash or shares, declared by us out of retained earnings and paid out to a holder that is not an R.O.C. resident in respect of shares represented by ADSs are subject to R.O.C. withholding tax at the time of distribution. The rate of withholding for non-resident individuals and non-resident entities is currently 20% of the amount of the distribution in the case of cash dividends or of the par value of the shares distributed in the case of stock dividends. Under current practice adopted by tax authorities, a 20% withholding rate is applied to a non-resident ADS holder without requiring the holder to apply for or obtain foreign investment approval. As discussed in the section “—Tax Reform” below, certain of our retained earnings will be subject to a 10% undistributed retained earnings tax. To the extent dividends are paid out of retained earnings that have been subject to the retained earnings tax, the amount of such tax will be used by us to offset a non-resident’s withholding tax liability on such dividend. Consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax may be less than 20%. There is no withholding tax with respect to stock dividends declared out of our capital reserve.

Capital Gains

According to the R.O.C. Income Tax Act as amended on July 10, 2013, starting from January 1, 2013, any capital gain generated from the sale of securities by any individual shall be subject to capital gain tax. The capital gain generated from sale of shares listed on the Taiwan Stock Exchange, Gre-Tai Securities Market or Emerging Stock Market shall be deemed zero except for the following situations, in which the capital gain shall be the net capital gain (after deduction of any losses incurred by the seller from trading of shares within the year) calculated in accordance with the applicable formula as provided under the tax relevant laws and rules: if the seller is an individual who (i) sells more than 100,000 shares on the Emerging Stock Market within a year; (ii) sells shares, which had been obtained before the initial public offering of such shares (“IPO”), on the Taiwan Stock Exchange or Gre-Tai Securities Market (unless such IPO is completed before December 31, 2012 or the shares were acquired (x) during the pre-IPO underwriting process and (y) in the volume of no more than 10,000 shares); or (iii) is a non-R.O.C. resident.

The capital gains are taxed at a flat rate of 15% and only half of the capital gains are subject to income tax if the shares so sold have been held for one year or longer. For disposal of shares obtained before the IPO, if the individual holder continuously holds such shares for at least three (3) years after IPO, only one-fourth (1/4) of the amount of actual capital gain generated from the sale of shares (after deduction of any losses incurred by the seller from trading of shares within the year) is subject to 15% income tax.

Further, effective from January 1, 2015, if an R.O.C. resident sells shares listed on the Taiwan Stock Exchange, GreTai Securities Market or Emerging Stock Market for more than NT$1 billion within a year, 0.5% of the amount in excess of NT$1 billion shall be deemed the capital gain and shall be subject to the capital tax at the rate of 20%; provided, however, that such R.O.C. resident may choose to calculate the net capital gain in accordance with the applicable formula and have such gain be taxed as provided in the preceding two paragraphs.

It is unclear whether a non-ROC resident holder of ADSs will be considered to be the ultimate holder and seller for the purpose of calculation and application of capital gain tax when the holder of ADSs withdraw the ADSs and request the depositary to sell the underlying common shares in the R.O.C. [Note: MOF so far has yet issued any ruling in this regard. However, in the absence of the explicit exemption and referring to the current ruling with respect to the collective account for the foreign employees, we are unable to rule out this possibility.]

Subject to the Alternative Minimum Tax Act, gains realized from various securities transactions by an R.O.C.-resident entity shall be calculated as taxable income for the purpose of the Statute and may further be subject to income tax. If the above entity has held shares for more than three (3) years, 50% of capital gain may be exempted from AMT. In addition, transfers of ADSs by non-R.O.C. resident holders are not regarded as sales of R.O.C. securities and, as a result, any gains derived therefrom are currently not subject to R.O.C. income tax.

Securities Transaction Tax

The R.O.C. government imposes a securities transaction tax that will apply to sales of shares, but not to sales of ADSs. The securities transaction tax, which is payable by the seller, is generally levied on sales of shares at the rate of 0.3% of the sales proceeds. Withdrawals of our shares from our depositary facility are not subject to the R.O.C. securities transaction tax.

Preemptive Rights

Distribution of statutory preemptive rights for shares in compliance with the R.O.C. Company Act is not subject to R.O.C. tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities by a non-resident holder may be subject to the R.O.C. securities transaction tax, currently at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are subject to capital gains tax at the rate of 20% of the gains realized for non-R.O.C. entity holders and non-R.O.C. individual holders. Subject to compliance with the R.O.C. law, we have sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.

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

Under this amendment, a 10% retained earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 that are not distributed in the following year. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. When the company declares dividends out of those retained earnings, up to a maximum amount of 10% of the declared dividends will be credited against the 20% withholding tax imposed on the non-resident holders of its shares.

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

Taxation of Dividends

Except as discussed below with respect to the passive foreign investment company rules, the amount of distributions (including net amounts withheld in respect of R.O.C. withholding taxes) you receive on your shares or ADSs (other than certain pro rata distributions of shares to all stockholders) will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. In determining the net amounts withheld in respect of R.O.C. taxes, any reduction in the amount withheld on account of an R.O.C. credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax. Such income (including withheld taxes) will be includible in your gross income as ordinary income on the day you actually or constructively receive it, which in the case of an ADS will be the date actually or constructively received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. You will not be entitled to claim a dividend received deduction with respect to distributions you receive from us.

With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. Moreover, there can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d) (4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders will also not be eligible for the reduced rates of taxation on dividends if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

The amount of any dividend paid in NT dollars will equal the U.S. dollar value of the NT dollars you receive (calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, which in the case of an ADS will be the date actually or constructively received by the depositary), regardless of whether the NT dollars are actually converted into U.S. dollars. If the NT dollars received as a dividend are converted into U.S. dollars on the date they are actually or constructively received, you generally will not be required to recognize foreign currency gain or loss with respect of the dividend income. If the NT dollars received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the NT dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of the NT dollars will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Taxation of Capital Gains

Except as discussed below with respect to the passive foreign investment company rules, when you sell or otherwise dispose of your shares or ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares or ADSs and your basis in the shares or ADSs, determined in U.S. dollars. If you are an individual or other non-corporate holder, and the shares or ADSs being sold or otherwise disposed of are capital assets that you have held for more than one year, your gain recognized will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any R.O.C. tax imposed on the disposition of shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

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

Passive Foreign Investment Company

Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we are currently (or that we were in 2013) a passive foreign investment company, or PFIC, and we do not expect to become one in the future, although there can be no assurance in this regard.

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

In addition, the determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our shares, a decrease in the price of our shares may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold shares or ADSs, you will be subject to special tax rules discussed below.

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

Under certain circumstances, a U.S. holder, in lieu of being subject to the excess distribution rules discussed above, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under this method, any difference between the stock’s fair market value and its adjusted basis at the end of the year is accounted for by either an inclusion in income or, subject to limitations, a deduction from income, as described below. Under current U.S. Treasury Department guidance, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. You should also note that only the ADSs and not the shares are listed on the NYSE. Our shares are listed on the Taiwan Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in income each year that we are a PFIC as ordinary income the excess of the fair market value of your shares or ADSs at the end of the year over your adjusted tax basis in the shares or ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your shares or ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

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

Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$548 million as of December 31, 2013. As of the same date, we also had Japanese Yen-denominated accounts receivable of ¥1,744 million attributable to our Japanese operations and Euro-denominated accounts receivable of €1 million attributable to our Europe operations. We had U.S. dollar- and Japanese Yen-denominated accounts payables of US$163 million and ¥1,285 million, respectively, as of December 31, 2013.

Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency-denominated accounts receivable, capital expenditures relating to equipment used in manufacturing processes (including photo etching and chemical vapor deposition) and purchased primarily from Japan and the United States.

The following table provides information as of December 31, 2013 on our market risk sensitive financial instruments.

	As of December 31, 2013
	Book Value	Fair Value
	(in NT$ millions)
Time Deposits: Non-Trading Purpose	38,260	38,260
Short-term Loans: Non-Trading Purpose	4,644	4,644
Bonds: Non-Trading Purpose	33,606	33,415
Long-term Loans: Non-Trading Purpose	11,354	11,354

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The tables below provide information of UMC as of December 31, 2013 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Dates As of December 31, 2013				2018 and
	2014	2015	2016	2017	thereunder	Total	Fair Value
	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	569	—	—	—	—	569	569
Average Interest Rate	0.54%	—	—	—	—	0.54%	0.54%
Fixed Rate (¥ JPY)	2,000	—	—	—	—	2,000	2,000
Average Interest Rate	0.175%	—	—	—	—	0.175%	0.175%
Fixed Rate (€)	10	—	—	—	—	10	10
Average Interest Rate	0.34%	—	—	—	—	0.34%	0.34%
Fixed Rate (¥ CNH)	52	—	—	—	—	52	52
Average Interest Rate	2.51%	—	—	—	—	2.51%	2.51%
Fixed Rate (NT$)	9,900	—	—	—	—	9,900	9,900
Average Interest Rate	0.68%	—	—	—	—	0.68%	0.68%
Short-term Loans:
Variable Rate (US$)	80	—	—	—	—	80	80
Average Interest Rate	0.64%	—	—	—	—	0.64%	0.64%
Unsecured Long-term Loans:
Variable Rate (NT$)	1,231	1,422	3,015	902	92	6,662	6,662
Average Interest Rate	1.343%	1.343%	1.343%	1.343%	1.343%	1.343%	1.343%
Secured Long-term Loans:
Variable Rate (NT$)	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—
Bonds:
Unsecured (NT$)	—	—	—	7,500	—	7,500	7,544
Fixed Rate	—	—	—	1.43%	—	1.43%	1.43%
Unsecured (NT$)	—	—	—	—	2,500	2,500	2,498
Fixed Rate	—	—	—	—	1.63%	1.63%	1.63%
Unsecured (NT$)	—	—	—	—	7,500	7,500	7,513
Fixed Rate	—	—	—	—	1.35%	1.35%	1.35%
Unsecured (NT$)	—	—	—	—	2,500	2,500	2,498
Fixed Rate	—	—	—	—	1.50%	1.50%	1.50%
Unsecured (US$)	124	—	—	—	—	124	122
Fixed Rate	0%	—	—	—	—	0%	0%
Unsecured (US$)	357	—	—	—	—	357	348
Fixed Rate	0%	—	—	—	—	0%	0%
Interest Rate Derivatives
Interest Rate Swaps:	—	—	—	—	—	—	—
Variable to Fixed (denomination)	—	—	—	—	—	—	—
Average pay rate	—	—	—	—	—	—	—
Average receive rate	—	—	—	—	—	—	—

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

In addition, an ADS holder shall be responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	such registration fees as may from time to time be in effect for the registration of common shares or other deposited securities on the share register and applicable to transfers of common shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of ADS holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, deposited securities, ADSs and ADRs;

•	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited securities; and

•	Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

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

Depositary Payments

In 2013, we received the following payments from JPMorgan Chase & Co., the depositary for our ADR program through December 31, 2013.

Service	Fees
Reimbursement of listing fees	—
Reimbursement of U.S. SEC filing fees	—
Reimbursement of accounting supporting fees for FASB and Public Company Accounting Oversight Board	—
Reimbursement of annual ordinary stockholders’ meeting expenses	—
Reimbursement of fees in connection with annual financial and Sarbanes-Oxley Act of 2002 audit	US$ 1,146,348.00
Contribution to our company’s investor relations efforts	US$ 2,240.00
Others	US$ 105,489.26
Total	US$ 1,254,077.26

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of 2011, 2012 and 2013.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2013, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2013.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, for our company. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management’s assessment of and conclusion on the effectiveness of internal controls over financial reporting did not include the internal controls of Best Elite International Limited, which was acquired on February 1, 2013 and included in our 2013 consolidated financial statements. Best Elite International Limited constituted 6.94% and 8.79% of our total and net assets, respectively, as of December 31, 2013 and 5.36% and 8.33% of our revenues and net income, respectively, for the year then ended.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), or the COSO criteria. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2013 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2013, which is included immediately following this report.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of United Microelectronics Corporation:

We have audited United Microelectronics Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, United Microelectronics Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of January 1, 2012, December 31, 2012 and December 31, 2013, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2012 and 2013 of United Microelectronics Corporation and subsidiaries and our report dated April 18, 2014 expressed an unqualified opinion thereon.

Ernst & Young

Taipei, Taiwan

Republic of China

April 18, 2014

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In 2013, we adopted IFRSs for the first time to prepare our financial statements, and retrospectively adjusted our financial statements for the year ended December 31, 2012. We updated relevant controls in its financial statement process and reserves evaluation process to ensure the effectiveness of internal control over financial reporting. We have performed appropriate tests to ensure the effectiveness of internal control over financial reporting, and did not find any significant issue.

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Paul S.C. Hsu and Cheng-Li Huang, two of our independent directors, qualify as audit committee financial experts as defined in Item 16A of Form 20-F and are independent in accordance with the applicable requirements of Rule 10A-3 of the Securities Exchange Act of 1934 requirement.

The U.S. Securities and Exchange Commission has indicated that the designation of Mr. Hsu and Mr. Huang as the audit committee financial experts does not: (i) make Mr. Hsu or Mr. Huang an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Hsu or Mr. Huang that are greater than those imposed on him as a member of the audit committee and our board of directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the audit committee or our board of directors.

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

	Years ended December 31,
	2012	2013
	NT$	NT$	US$
	(in thousands)
Audit Fees (1)	70,942	61,276	2,054
Audit-related Fees (2)	2,032	1,658	56
Tax Fees (3)	8,189	3,105	104
All Other Fees (4)	5,810	—	—

Total	86,973	66,039	2,214

(1)	Audit fees consist of fees associated with the annual audit, review of our quarterly financial statements, statutory audits and internal control review. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and services related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include review of regulatory checklist for the adoption of our employee stock option plan, certification of our Singapore Branch to Singapore authorities and application for corporation registration.
(3)	Tax fees include fees billed for professional services rendered by Ernst & Young, primarily in connection with our tax compliance activities.
(4)	All other fees consist of professional services rendered by Ernst & Young for IFRSs adoption.

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

Since March 2004, we have from time to time announced plans, which were not binding on us, to buy back our shares up to a certain amount on the Taiwan Stock Exchange. Set for below contains certain information regarding our share buyback programs in 2013.

Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Program	Maximum Number of Shares that May Yet be Purchased Under the Plans or Program
March 2013 (from March 14, 2013)	58,300,000	11.20	58,300,000	141,700,000
April 2013	123,000,000	11.20	181,300,000	18,700,000
May 2013 (ended on May 13, 2013)	18,700,000	11.23	200,000,000	—

Our 15th share buy-back plan was announced on March 13, 2013 to repurchase up to 200 million shares during the period from March 14, 2013 to May 13, 2013.

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

The Legal Framework. In general, corporate governance principles for Taiwanese companies are set forth in the Company Act of the Republic of China, or the R.O.C. Company Act, the R.O.C. Securities Exchange Act and, to the extent they are listed on the Taiwan Stock Exchange, under listing rules of the Taiwan Stock Exchange. Corporate governance principles under provisions of R.O.C. law may differ in significant ways to corporate governance standards for U.S. companies listed on the NYSE. Committed to high standards of corporate governance, we have generally brought our corporate governance in line with U.S. regulations, including the formation of an audit committee. However, we have not adopted certain recommended NYSE corporate governance standards where such standards are contrary to R.O.C. laws or regulations or generally prevailing business practices in Taiwan.

Independent Board Members. Under the NYSE listing standards applicable to U.S. companies, independent directors must comprise a majority of the board of directors. We currently have four independent directors out of a total of nine directors on our board of directors. Our standards for determining director independence substantially comply with the NYSE listing standards, which include detailed tests for determining director independence. In addition, even though our independent directors meet in committee meetings of which they are committee members, we will not hold executive sessions of non-management directors. Such requirement is contrary to the R.O.C. Company Act.

Board Committees. Under the NYSE listing standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate committee must develop and recommend to the board a set of corporate governance principles. We do not currently have a corporate governance committee or a nominating committee. In accordance with an interpretation letter issued under the R.O.C. Company Act, the power to nominate directors shall not vest only in the directors. Any holder of the company’s voting common stock may nominate directors to be voted on by stockholders. Therefore, we do not have a nominating committee because vesting such nominating rights in a body of independent directors may result in conflict with the R.O.C. Company Act. Furthermore, we do not have a corporate governance committee, as such committee is not required under R.O.C. requirements. Our board of directors is responsible for regularly reviewing our corporate governance standards and practices.

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

Equity Compensation Plans. The NYSE listing standards also require that a company’s stockholders must approve equity compensation plans. Under the corresponding requirements in the R.O.C. Company Act and the R.O.C. Securities Exchange Act, stockholders’ approval is required for the distribution of employee bonuses in the form of stock, while the board of directors has authority, subject to the approval of the R.O.C. Securities and Futures Bureau, to approve employee stock option plans and to grant options to employees pursuant to such plans and also has authority to approve share buy-back programs for the purpose of selling shares so purchased to employees and the sale of such shares to employees pursuant to such programs. We intend to follow only the R.O.C. requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following is a list of the audited consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

*1.1	Articles of Incorporation of the Company as last amended on June 15, 2011

2.1	Form of Amendment No. 1 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (1)

2.2	Form of Amendment No. 2 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (2)

4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, R.O.C., the site of Fab 6A (in Chinese with English summary translation) (3)

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8A and United Tower (in Chinese with English summary translation) (4)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8C (in Chinese with English summary translation) (5)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8D (in Chinese with English summary translation) (6)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8E (in Chinese with English summary translation) (7)

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8F (in Chinese with English summary translation) (8)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, R.O.C., the site of Fab 12A (in Chinese with English summary translation) (9)

Exhibit Number	Description of Exhibits

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation) (10)

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8S (in Chinese with English summary translation) (11)

4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab12i (summary) (12)

4.11	Merger Agreement, entered into as of April 29, 2009, among United Microelectronics Corporation, Infoshine Technology Limited and Best Elite International Limited (13)

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors and Officers (14)

11.2	Employee Code of Conduct (15)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.
(1)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-13796) filed with the Commission on March 2, 2006.
(2)	Incorporated by reference to Exhibit (a) (iii) to the Registrant’s Registration Statement on Form F-6 (File No. 333-98591) filed with the Commission on March 19, 2007.
(3)	Incorporated by reference to Exhibit 4.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(4)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(5)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(6)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(7)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(8)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(9)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(10)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.
(11)	Incorporated by reference to Exhibit 4.9 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(12)	Incorporated by reference to Exhibit 4.10 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(13)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 8, 2009.
(14)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 25, 2005.
(15)	Incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the Commission on March 26, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED MICROELECTRONICS CORPORATION

By:	/s/ CHITUNG LIU
	Name:	Chitung Liu
	Title:	Chief Financial Officer

Date: April 18, 2014

1

United Microelectronics Corporation and Subsidiaries

Consolidated Financial Statements for years ended December 31, 2012 and 2013

Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of January 1, 2012, December 31, 2012, and December 31, 2013, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended December 31, 2012 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries at January 1, 2012, December 31, 2012, and December 31, 2013, and the consolidated results of their operations and their cash flows for the years ended December 31, 2012 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 18, 2014 expressed an unqualified opinion thereon.

ERNST & YOUNG

CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan

Republic of China

April 18, 2014

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of January 1, 2012, December 31, 2012 and December 31, 2013

(Expressed in Thousands, Except for Par Value)

		As of
	Notes	January 1, 2012	December 31, 2012	December 31, 2013
		NT$	NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	4, 6(1)	49,062,128	42,488,490	50,830,678	1,704,012
Financial assets at fair value through profit or loss, current	4, 6(2), 11(6)	695,931	655,994	633,264	21,229
Available-for-sale financial assets, current	4, 6(5), 11(6)	5,124,780	4,330,880	2,134,379	71,551
Held-to-maturity financial assets, current	4	13,524	—	—	—
Notes receivable	4	74,572	25,308	194,939	6,535
Accounts receivable, net	4, 6(3)	14,390,541	16,220,832	16,624,352	557,303
Accounts receivable-related parties, net	4, 7	130,553	81,741	2,854	96
Other receivables	4	653,542	768,991	725,083	24,307
Current tax assets	4	84,566	77,861	54,626	1,831
Inventories, net	4, 5, 6(4)	12,703,706	13,023,710	13,993,259	469,100
Prepayments		791,243	1,918,783	1,604,349	53,783
Non-current assets held for sale	4	583	313,171	—	—
Other current assets		28,331	121,370	1,998,441	66,995

Total current assets		83,754,000	80,027,131	88,796,224	2,976,742

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 6(2), 11(6)	119,711	72,706	60,441	2,026
Available-for-sale financial assets, noncurrent	4, 5, 6(5), 7, 11(6)	23,444,547	19,975,737	19,556,141	655,586
Financial assets measured at cost, noncurrent	4, 6(6)	3,053,958	3,162,118	4,085,292	136,952
Investments accounted for under the equity method	4, 5, 6(7)	9,142,488	9,865,883	6,420,900	215,250
Property, plant and equipment	4, 5, 6(8), 8	141,861,562	159,943,805	162,352,900	5,442,605
Intangible assets	4, 6(9)	1,483,781	2,798,159	4,739,647	158,889
Deferred tax assets	4, 5, 6(21)	3,750,645	3,433,535	2,724,257	91,326
Prepayment for equipments		10,319,826	343,869	409,860	13,740
Deposits-out	8	1,316,904	1,377,327	1,289,975	43,244
Prepayment for investments		44,392	34,803	—	—
Other assets		1,044,412	178,720	3,478,290	116,604

Total non-current assets		195,582,226	201,186,662	205,117,703	6,876,222

Total assets		279,336,226	281,213,793	293,913,927	9,852,964

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of January 1, 2012, December 31, 2012 and December 31, 2013

(Expressed in Thousands, Except for Par Value)

		As of
	Notes	January 1, 2012	December 31, 2012	December 31, 2013
		NT$	NT$	NT$	US$
Liabilities and Equity
Current liabilities
Short-term loans	4, 6(10)	9,411,877	5,772,615	4,643,573	155,668
Financial liabilities at fair value through profit or loss, current	4, 5, 6(11), 11(6)	741,531	767,605	1,928	65
Notes and accounts payable		5,010,222	6,265,920	7,414,188	248,548
Other payables		9,771,320	10,961,670	11,052,981	370,532
Payables on equipment		8,517,694	5,382,395	6,700,743	224,631
Current tax liabilities	4	514,977	1,191,790	961,169	32,222
Current portion of long-term liabilities	4, 6(12), 6(13)	8,002,051	8,887,006	16,545,226	554,651
Other current liabilities		870,104	891,511	884,162	29,640

Total current liabilities		42,839,776	40,120,512	48,203,970	1,615,957

Non-current liabilities
Bonds payable	4, 6(12)	11,984,404	21,932,193	19,979,354	669,774
Long-term loans	4, 6(13), 8	9,110,982	10,222,620	8,435,851	282,798
Deferred tax liabilities	4, 5, 6(21)	1,442,274	2,661,036	3,325,432	111,479
Accrued pension liabilities	4, 5, 6(14)	3,960,939	4,239,243	3,797,785	127,314
Deposits-in		105,617	153,745	321,856	10,790
Other liabilities		336,009	197,147	205,693	6,895

Total non-current liabilities		26,940,225	39,405,984	36,065,971	1,209,050

Total liabilities		69,780,001	79,526,496	84,269,941	2,825,007

Commitments and contingencies	9
Equity attributable to the parent company
Capital	4, 5, 6(15), 6(16)
Common stock - NT$10 par value		130,843,416	129,518,055	126,920,817	4,254,804
Authorized: 26,000,000 thousand shares
Issued: 13,084,342 thousand shares as of January 1, 2012
Issued: 12,951,806 thousand shares as of December 31, 2012
Issued: 12,692,082 thousand shares as of December 31, 2013
Capital collected in advance		1,140	3,038	25,682	861
Additional paid-in capital	4, 5, 6(12), 6(15), 6(16)
Premiums		44,499,645	44,043,498	43,156,776	1,446,757
Treasury stock transactions		1,155,222	2,448,810	1,706,750	57,216
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		—	5,501	251,480	8,430
Employee stock options		580,933	353,879	266,314	8,928
Stock options - conversion right		491,876	486,235	406,136	13,615
Retained earnings	6(15)
Legal reserve		3,442,856	4,476,570	5,248,824	175,958
Unappropriated earnings		27,575,539	25,900,780	33,054,952	1,108,111
Other components of equity	4
Exchange differences on translation of foreign operations		(2,193,611)	(5,680,855)	(5,243,972)	(175,795)
Unrealized gain or loss on available-for-sale financial assets		12,522,526	10,051,872	9,423,321	315,901
Treasury stock	4, 6(15)	(13,751,193)	(12,491,225)	(9,893,082)	(331,649)

Total equity attributable to the parent company		205,168,349	199,116,158	205,323,998	6,883,137

Non-controlling interests	6(15)	4,387,876	2,571,139	4,319,988	144,820

Total equity		209,556,225	201,687,297	209,643,986	7,027,957

Total liabilities and equity		279,336,226	281,213,793	293,913,927	9,852,964

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2012 and 2013

(Expressed in Thousands, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2012	2013
		NT$	NT$	US$
Net operating revenues	4, 5, 7	115,674,763	123,811,636	4,150,575
Operating costs	4, 6(4), 6(14), 6(16), 6(17)	(96,365,215)	(100,248,661)	(3,360,666)

Gross profit		19,309,548	23,562,975	789,909

Operating expenses	4, 6(14), 6(16), 6(17), 7
Sales and marketing expenses		(2,748,807)	(3,247,000)	(108,850)
General and administrative expenses		(3,161,271)	(3,665,472)	(122,879)
Research and development expenses		(9,786,506)	(12,493,051)	(418,808)

Subtotal		(15,696,584)	(19,405,523)	(650,537)

Net other operating income and expenses	4, 6(18)	(2,790,775)	(125,332)	(4,202)

Operating income		822,189	4,032,120	135,170

Non-operating income and expenses
Other income	4, 6(19)	1,243,822	1,091,309	36,584
Other gains and losses	4, 6(19)	3,983,147	1,851,210	62,059
Finance costs	6(19)	(538,269)	(678,406)	(22,742)
Share of profit or loss of associates and joint ventures	4, 6(7)	663,379	697,931	23,397
Bargain purchase gain	4, 6(23)	—	7,153,529	239,810
Exchange gain, net	4	120,337	192,779	6,462

Subtotal		5,472,416	10,308,352	345,570

Income from continuing operations before income tax		6,294,605	14,340,472	480,740
Income tax expense	4, 5, 6(21)	(2,145,983)	(2,256,834)	(75,657)

Net income		4,148,622	12,083,638	405,083

Other comprehensive income (loss)	4, 6(20)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(2,802,004)	(154,613)	(5,183)
Unrealized loss on available-for-sale financial assets		(2,589,508)	(856,326)	(28,707)
Share of other comprehensive income of associates and joint ventures		(263,921)	362,491	12,152
Income tax effect	6(21)	(307,627)	468,000	15,689

Subtotal		(5,963,060)	(180,448)	(6,049)

Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	6(14)	(499,226)	456,478	15,303
Income tax effect	6(21)	81,736	(77,623)	(2,602)

Subtotal		(417,490)	378,855	12,701

Total other comprehensive income (loss), net of tax		(6,380,550)	198,407	6,652

Total comprehensive income (loss)		(2,231,928)	12,282,045	411,735

Net income attributable to:
Stockholders of the parent		6,094,148	12,608,881	422,691
Non-controlling interests		(1,945,526)	(525,243)	(17,608)

		4,148,622	12,083,638	405,083

Total comprehensive income (loss) attributable to:
Stockholders of the parent		(281,240)	12,796,068	428,966
Non-controlling interests		(1,950,688)	(514,023)	(17,231)

		(2,231,928)	12,282,045	411,735

Earnings per share (NTD)	4, 6(22)
Earnings per share-basic		0.49	1.02	0.03

Earnings per share-diluted		0.46	0.96	0.03

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2012 and 2013

(Expressed in Thousands)

		Capital			Retained Earnings		Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available-for- sale Financial Assets
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings			Treasury Stock	Total	Non- controlling Interests	Total Equity
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2012	6(15)	130,843,416	1,140	46,727,676	3,442,856	27,575,539	(2,193,611)	12,522,526	(13,751,193)	205,168,349	4,387,876	209,556,225
Appropriation and distribution of 2011 retained earnings	6(15)
Legal reserve		—	—	—	1,033,714	(1,033,714)	—	—	—	—	—	—
Cash dividends		—	—	—	—	(6,316,435)	—	—	—	(6,316,435)	—	(6,316,435)
Net income in 2012	6(15)	—	—	—	—	6,094,148	—	—	—	6,094,148	(1,945,526)	4,148,622
Other comprehensive loss, net of tax in 2012	6(15), 6(20)	—	—	—	—	(417,490)	(3,487,244)	(2,470,654)	—	(6,375,388)	(5,162)	(6,380,550)

Total comprehensive loss		—	—	—	—	5,676,658	(3,487,244)	(2,470,654)	—	(281,240)	(1,950,688)	(2,231,928)

Share-based payment transactions	4, 5, 6(15), 6(16)	253,983	1,898	212,998	—	—	—	—	—	468,879	—	468,879
Convertible bonds repurchased		—	—	(6,403)	—	—	—	—	—	(6,403)	—	(6,403)
Treasury stock cancelled	4, 6(15)	(1,579,344)	—	319,376	—	—	—	—	1,259,968	—	—	—
Share of changes in net assets of associates and joint ventures accounted for using equity method		—	—	2,934	—	9,312	—	—	—	12,246	—	12,246
Adjustments arising from changes in percentage of ownership in subsidiaries	4, 6(15)	—	—	2,567	—	(10,580)	—	—	—	(8,013)	165,774	157,761
Adjustments due to reciprocal shareholdings held by subsidiaries and associates		—	—	77,620	—	—	—	—	—	77,620	—	77,620
Effect of deconsolidation of subsidiaries	6(15)	—	—	—	—	—	—	—	—	—	(31,823)	(31,823)
Others		—	—	1,155	—	—	—	—	—	1,155	—	1,155

Balance as of December 31, 2012	6(15)	129,518,055	3,038	47,337,923	4,476,570	25,900,780	(5,680,855)	10,051,872	(12,491,225)	199,116,158	2,571,139	201,687,297
Appropriation and distribution of 2012 retained earnings	6(15)
Legal reserve		—	—	—	772,254	(772,254)	—	—	—	—	—	—
Cash dividends		—	—	—	—	(5,061,310)	—	—	—	(5,061,310)	—	(5,061,310)
Net income in 2013	6(15)	—	—	—	—	12,608,881	—	—	—	12,608,881	(525,243)	12,083,638
Other comprehensive income (loss), net of tax in 2013	6(15), 6(20)	—	—	—	—	378,855	436,883	(628,551)	—	187,187	11,220	198,407

Total comprehensive income (loss)		—	—	—	—	12,987,736	436,883	(628,551)	—	12,796,068	(514,023)	12,282,045

Share-based payment transactions	4, 5, 6(15), 6(16)	402,762	22,644	46,073	—	—	—	—	—	471,479	—	471,479
Convertible bonds repurchased	4, 6(12)	—	—	(74,360)	—	—	—	—	—	(74,360)	—	(74,360)
Treasury stock acquired	4, 6(15)	—	—	—	—	—	—	—	(2,245,445)	(2,245,445)	—	(2,245,445)
Treasury stock cancelled	4, 6(15)	(3,000,000)	—	(1,843,588)	—	—	—	—	4,843,588	—	—	—
Share of changes in net assets of associates and joint ventures accounted for using equity method		—	—	(5,933)	—	—	—	—	—	(5,933)	—	(5,933)
Adjustments arising from changes in percentage of ownership in subsidiaries	4, 6(15)	—	—	251,136	—	—	—	—	—	251,136	(600,009)	(348,873)
Adjustments due to reciprocal shareholdings held by subsidiaries and associates		—	—	59,023	—	—	—	—	—	59,023	—	59,023
Effect of consolidation of subsidiaries	6(15)	—	—	—	—	—	—	—	—	—	2,862,881	2,862,881
Others		—	—	17,182	—	—	—	—	—	17,182	—	17,182

Balance as of December 31, 2013	6(15)	126,920,817	25,682	45,787,456	5,248,824	33,054,952	(5,243,972)	9,423,321	(9,893,082)	205,323,998	4,319,988	209,643,986

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012 and 2013

(Expressed in Thousands)

	For the years ended December 31,
	2012	2013
	NT$	NT$	US$
Cash flows from operating activities:
Net income before tax	6,294,605	14,340,472	480,740
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	35,118,398	37,241,788	1,248,468
Amortization	723,770	1,190,524	39,910
Bad debt expenses	(12,059)	(36,821)	(1,234)
Net loss (gain) of financial assets at fair value through profit or loss	617,841	(191,686)	(6,426)
Interest expense	458,007	596,232	19,988
Interest revenue	(211,371)	(301,726)	(10,115)
Dividend revenue	(1,032,451)	(789,583)	(26,469)
Share-based payment	195,905	28,337	950
Share of profit of associates and joint ventures	(663,379)	(697,931)	(23,397)
Gain on disposal of property, plant and equipment	(386,561)	(40,897)	(1,371)
Gain on disposal of investments	(4,830,419)	(2,224,418)	(74,570)
Impairment loss on financial assets	683,487	1,275,775	42,768
Impairment loss on non-financial assets	3,496,131	56,693	1,901
Gain on repurchases of bonds	(105,106)	(83,629)	(2,804)
Exchange loss (gain) on financial assets and liabilities	(117,602)	208,493	6,989
Exchange loss (gain) on long-term liabilities	(103,406)	190,737	6,394
Bargain purchase gain	—	(7,153,529)	(239,810)
Amortization of deferred income	(101,248)	(44,101)	(1,478)
Exchange gain on disposal of non-current assets held for sale	(279)	—	—

Income and expense adjustments	33,729,658	29,224,258	979,694
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	80,909	460	15
Notes receivable and accounts receivable	(1,882,697)	886,762	29,727
Other receivables	39,022	89,343	2,995
Inventories	(479,630)	(112,589)	(3,774)
Prepayments	(648,202)	373,795	12,531
Other current assets	(95,711)	(1,889,239)	(63,334)
Notes and accounts payable	1,341,039	845,365	28,339
Other payables	1,036,798	(176,478)	(5,916)
Other current liabilities	123,726	(16,168)	(542)
Accrued pension liabilities	(164,547)	15,020	504
Other liabilities-others	159,303	62,928	2,109

Cash generated from operations	39,534,273	43,643,929	1,463,088
Interest received	214,841	282,564	9,472
Dividend received	1,089,222	808,564	27,106
Interest paid	(341,100)	(446,070)	(14,954)
Income tax paid	(99,287)	(816,526)	(27,372)

Net cash provided by operating activities	40,397,949	43,472,461	1,457,340

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(22,220)	(79,758)	(2,674)
Proceeds from disposal of financial assets at fair value through profit or loss	—	104,302	3,497
Acquisition of available-for-sale financial assets	(1,291,681)	(733,034)	(24,574)
Proceeds from disposal of available-for-sale financial assets	5,257,003	2,965,245	99,405
Proceeds from maturity of held-to-maturity financial assets	13,524	—	—
Acquisition of financial assets measured at cost	(597,853)	(1,263,269)	(42,349)
Proceeds from disposal of financial assets measured at cost	513,424	84,120	2,820
Acquisition of investments accounted for under the equity method	(281,695)	(8,560)	(287)
Proceeds from disposal of investments accounted for under the equity method	1,705	161	5
Decrease in prepayment for investments	—	34,803	1,167
Proceeds from capital reduction and liquidation of investments	299,845	372,550	12,489
Acquisition of subsidiaries (net of cash acquired)	(1,525)	2,641,314	88,546
Net cash paid for disposal of subsidiaries	(241,261)	(93,284)	(3,127)
Acquisition of non-current assets held for sale	(313,171)	—	—
Acquisition of property, plant and equipment	(52,185,910)	(32,911,352)	(1,103,297)
Proceeds from disposal of property, plant and equipment	1,157,822	576,634	19,331
Increase in deposits-out	(764,415)	(184,306)	(6,179)
Decrease in deposits-out	696,309	277,333	9,297
Acquisition of intangible assets	(1,354,142)	(2,881,754)	(96,606)
Increase in other assets-others	(41,848)	(430,857)	(14,444)
Decrease in other assets-others	32,799	13,548	454

Net cash used in investing activities	(49,123,290)	(31,516,164)	(1,056,526)

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012 and 2013

(Expressed in Thousands)

	For the years ended December 31,
	2012	2013
	NT$	NT$	US$
Cash flows from financing activities:
Increase in short-term loans	13,480,075	13,149,006	440,798
Decrease in short-term loans	(17,024,565)	(14,371,089)	(481,766)
Proceeds from bonds issued	10,000,000	10,000,000	335,233
Bonds issuance costs	(12,830)	(12,010)	(402)
Redemption of bonds	(139,408)	(2,153,438)	(72,190)
Proceeds from long-term loans	17,062,355	2,737,337	91,765
Repayments of long-term loans	(13,942,144)	(6,199,532)	(207,829)
Increase in deposits-in	64,294	171,267	5,741
Decrease in deposits-in	(9,092)	(33,865)	(1,135)
Cash dividends	(6,316,420)	(5,061,303)	(169,671)
Exercise of employee stock options	266,116	442,423	14,831
Treasury stock acquired	—	(2,245,445)	(75,275)
Proceeds from disposal of treasury stock	4,207	967	32
Acquisition of non-controlling interests	—	(343,989)	(11,532)
Change in non-controlling interests	155,161	(4,618)	(155)

Net cash provided by (used in) financing activities	3,587,749	(3,924,289)	(131,555)

Effect of exchange rate changes on cash and cash equivalents	(1,436,046)	310,180	10,399

Net increase (decrease) in cash and cash equivalents	(6,573,638)	8,342,188	279,658
Cash and cash equivalents at beginning of period	49,062,128	42,488,490	1,424,354

Cash and cash equivalents at end of period	42,488,490	50,830,678	1,704,012

Investing activities partially paid by cash:
Cash paid for acquiring property, plant and equipment
Increase in property, plant and equipment	49,068,718	34,140,108	1,144,489
Add: Effect of acquisition of subsidiaries	—	89,592	3,003
Add: Payable at beginning of period	8,517,694	5,382,395	180,436
Less: Effect of disposal of subsidiaries	(18,107)	—	—
Less: Payable at end of period	(5,382,395)	(6,700,743)	(224,631)

Cash paid	52,185,910	32,911,352	1,103,297

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2012 and 2013

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China ( R.O.C. ) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as“the Company”) were described in Notes 4(3) and 12.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company for the years ended December 31, 2012 and 2013 were approved and authorized for issue by the audit committee of the Board of Directors on April 16, 2014.

3.	NEW ACCOUNTING PRONOUNCEMENT UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

a.	The Company has not early adopted the following new, revised or amended IFRSs that have been issued and will be effective for annual periods beginning on or after January 1, 2014 in preparing its consolidated financial statements:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IAS 32	Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRS 10, 12 & IAS 27	Investment Entities	January 1, 2014
IFRIC 21	Levies	January 1, 2014
IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Improvements to International Financial Reporting Standards (2010-2012 cycle)
IFRS 2	Share-based Payment	July 1, 2014
IFRS 3	Business Combinations	July 1, 2014
IFRS 8	Operating Segments	July 1, 2014
IAS 16	Property, Plant and Equipment	July 1, 2014
IAS 24	Related Party Disclosures	July 1, 2014
IAS 38	Intangible Assets	July 1, 2014
Improvements to International Financial Reporting Standards (2011-2013 cycle)
IFRS 3	Business Combinations	July 1, 2014
IFRS 13	Fair Value Measurement	July 1, 2014
IAS 40	Investment Property	July 1, 2014
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 9	Financial Instruments	January 1, 2018

b.	Other than those discussed below, the Company believes that these standards will not have significant impact or will not be applicable to its financial position or results of operations.

IFRS 9 “Financial Instruments” (IFRS 9)

IFRS 9 which is divided in three distinct phases is designed by the International Accounting Standards Board (IASB) to eventually replace IAS 39, “Financial Instruments: Recognition and Measurement” (IAS 39) in its entirety. The first phase introduces new requirements for the classification and measurement of financial assets and liabilities. The second phase addresses the impairment of financial assets, which proposes to replace the incurred loss approach to the impairment of financial assets carried at amortized cost in IAS 39 with an expected credit loss approach, and requires that the expected credit loss approach be applied to other categories of financial instrument, including loan commitments and financial guarantees. The third phase of the project addresses general hedge accounting. The IASB expects to issue the completed version of IFRS 9, which will include those limited amendments and the impairment requirements, in the second quarter of 2014. All phases of IFRS 9 are expected to be applied from the same effective date, the IASB has tentatively decided that the effective date is January 1, 2018. The Company is currently assessing the impact that may have on its consolidated financial statements.

IFRS 10 “Consolidated Financial Statements” (Amendment) (IFRS 10)

The amendments related to investment entities provide an exception to the consolidation requirements in IFRS 10 and require investment entities to account for particular subsidiaries at fair value through profit or loss, rather than consolidating them. The amendments also set out disclosure requirements for investment entities. The amendment is effective for annual periods beginning on or after January 1, 2014 and is not expected to have a material impact on the Company’s consolidated financial statements.

IFRIC 21 “Levies”

This interpretation provides guidance on when to recognize a liability for a levy imposed by a government (both for levies that are accounted for in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain). The interpretation is effective for annual periods beginning on or after January 1, 2014 and is not expected to have a material impact on the Company’s consolidated financial statements.

IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment) - Novation of Derivatives and Continuation of Hedge Accounting

Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. The interpretation is effective for annual periods beginning on or after January 1, 2014. The Company does not expect this amendment to have a material impact on the Company’s consolidated financial statements.

IFRS 8 “Operating Segments”

The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments. The amendments also clarify that an entity shall only provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported regularly to the chief operating decision maker. The amendment is effective for annual periods beginning on or after July 1, 2014 and is not expected to have a material impact on the Company’s consolidated financial statements.

IAS 24 “Related Party Disclosures”

The amendment clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity. The amendment is effective for annual periods beginning on or after July 1, 2014 and is not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 3 “Business Combinations” (IFRS 3)

The standard is amended to clarify that IFRS 3 does not apply to the accounting for the formation of any joint arrangement under IFRS 11, “Joint Arrangements”. The amendment also clarifies that the scope exemption only applies in the financial statements of the joint arrangement itself. The amendment is effective for annual periods beginning on or after July 1, 2014 and is not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 13 “Fair Value Measurement” (IFRS 13)

The amendment clarifies that paragraph 52 of IFRS 13 includes a scope exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis. The objective of this amendment is to clarify that this portfolio exception applies to all contracts within the scope of IAS 39 or IFRS 9 regardless of whether they meet the definitions of financial assets or financial liabilities as defined in IAS 32, “Financial Instruments: Presentation”. The amendment is effective for annual periods beginning on or after July 1, 2014 and is not expected to have a material impact on the Company’s consolidated financial statements.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements as of and for the years ended December 31, 2012 and 2013 were prepared in accordance with IFRSs, including International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations and SIC Interpretations, as issued by IASB.

(2)	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)	General Description of Reporting Entity

a.	Principles of consolidation

Subsidiaries are fully consolidated from the date of acquisition (the date on which the Company obtains control), and continue to be consolidated until the date that such control ceases. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. Total comprehensive income of subsidiaries is attributed to the stockholders of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

If the Company loses control over a subsidiary, the Company derecognizes the assets and liabilities of the subsidiary, as well as any non-controlling interests previously recorded by the Company. A gain or loss is recognized in profit or loss and is calculated as the difference between: (a) the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and (b) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Any gain or loss previously recognized in the other comprehensive income would be reclassified to profit or loss or transferred directly to retained earnings if required by other IFRSs. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment.

b.	The consolidated entities as of January 1, 2012, December 31, 2012 and December 31, 2013 were as follows:

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	January 1, 2012	December 31, 2012	December 31, 2013
UMC	UMC GROUP (USA)	IC sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC sales	—	—	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	—	—	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	—	—	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	—	—	86.88
UMC	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	GaAs foundry service	—	—	74.69
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.16	44.16	44.16
UMC	UMC JAPAN	Sales and manufacturing of integrated circuits	100.00	100.00	—
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00	100.00	100.00
FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Sales and manufacturing of solar power cell	8.81	8.79	26.04
FORTUNE	ALLIANCE OPTOTEK CORP. (ALLIANCE)	Design and manufacturing of LED	—	—	21.77

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	January 1, 2012	December 31, 2012	December 31, 2013
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.05	5.05	5.99
UNITRUTH	ALLIANCE	Design and manufacturing of LED	—	—	6.86
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25	2.25	2.25
UNITRUTH	TOPCELL	Sales and manufacturing of solar power cell	3.81	3.80	1.03
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	—	100.00	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00	—	—
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
TLC	ALLIANCE	Design and manufacturing of LED	—	—	45.88
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87	5.87	5.87
TLC	TOPCELL	Sales and manufacturing of solar power cell	8.81	8.79	2.37
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	—	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	90.61	89.38	100.00
NBI	UNISTARS CORP.	High brightness LED packages	72.83	72.04	78.02

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	January 1, 2012	December 31, 2012	December 31, 2013
NBI	TOPCELL	Sales and manufacturing of solar power cell	48.66	48.53	62.38
NBI	WAVETEK	GaAs foundry service	72.16	74.69	—
NBI	GREEN FIELD (SAMOA) LIMITED	Investment holding	100.00	—	—
NBI	UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING)	LED lighting manufacturing and sale	55.25	—	—
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	100.00	100.00	100.00
TERA ENERGY	TERA ENERGY USA INC.	Solar project	—	100.00	100.00
GREEN FIELD (SAMOA) LIMITED	NEW BUSINESS REALTY (SAMOA) LIMITED	Investment holding	100.00	—	—
UNITED LIGHTING	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED	Investment holding	100.00	—	—
UNITED LIGHTING	POWER LIGHT INVESTMENTS LIMITED (POWER LIGHT (SAMOA))	Investment holding	100.00	—	—
POWER LIGHT (SAMOA)	BAO LIN (SHANDONG) GUANG DIAN KE JI YOU XIAN GONGSI	Sales and manufacturing of LED lighting	100.00	—	—
OMNI	UNITED MICROTECHNOLOGY CORPORATION	Research and development	—	—	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	—	—	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	—	—	100.00

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	January 1, 2012	December 31, 2012	December 31, 2013
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	—	100.00	100.00
NEXPOWER	NEWENERGY HOLDING LIMITED	Investment holding	100.00	—	—
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	100.00	100.00
NEWENERGY HOLDING LIMITED	FUTUREPOWER HOLDING LIMITED	Investment holding	100.00	—	—
FUTUREPOWER HOLDING LIMITED	NEXPOWER (SHANDONG) ENERGY CO., LTD.	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	100.00	—	—
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	—	—	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	—	—	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	—	—	100.00
ALLIANCE	LIGHT HOUSE GLOBAL INCORP. (LIGHT HOUSE)	Investment holding	—	—	100.00
LIGHT HOUSE	ALLIANCE OPTOTEK DONGGUAN CO., LTD.	LED lighting manufacturing and sale	—	—	100.00

(4)	Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred, the identifiable assets acquired and liabilities assumed are measured at the acquisition date fair value. For the components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation, the acquirer measures at either fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and are classified under administrative expenses.

When the Company acquires a business, it assesses the assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts held by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured at fair value as at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with IAS 39, either in profit or loss or other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the difference is recognized as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating unit that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each unit or groups of units to which the goodwill is so allocated represents the lowest level within the Company at which the goodwill is monitored for internal management purposes and cannot be larger than an operating segment before aggregation.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed is included in the carrying amount of the operation. Goodwill disposed in these circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

(5)	Foreign Currency Transactions

The Company’s consolidated financial statements are presented in New Taiwan Dollars (NTD), which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency rates prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency closing rates of exchange at the reporting date. Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair value is determined. Non-monetary items that are measured at historical cost in foreign currencies are translated using the exchange rates as at the dates of the initial transactions.

All exchange differences arising on the settlement of monetary items or on translating monetary items are taken to profit or loss in the period in which they arise except for the following:

a.	Exchange differences arising from foreign currency borrowings for an acquisition of a qualifying asset to the extent that they are regarded as an adjustment to interest costs are included in the borrowing costs that are eligible for capitalization.

b.	Foreign currency derivatives within the scope of IAS 39 are accounted for based on the accounting policy for financial instruments.

c.	Exchange differences arising on a monetary item that is part of a reporting entity’s net investment in a foreign operation are recognized initially in other comprehensive income and reclassified from equity to profit or loss upon disposal of such investment.

When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

(6)	Translation of Foreign Currency Financial Statements

The assets and liabilities of foreign operations are translated into NTD at the closing rate of exchange prevailing at the reporting date and their income and expenses are translated at an average exchange rate for the period. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss when the gain or loss on disposal is recognized.

On partial disposal of a subsidiary that includes a foreign operation that does not result in a loss of control, the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is re-attributed to the non-controlling interests in that foreign operation. On partial disposal of an associate or a joint venture that includes a foreign operation that does not result in a loss of significant influence or joint control, only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is reclassified to profit or loss.

Any goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and expressed in its functional currency.

(7)	Convenience Translation into U.S. Dollars

Translations of amount from NTD into U.S. dollars (USD) for the reader’s convenience were calculated at the rate of USD1.00 to NTD29.83 on December 31, 2013 released by Board of Governors of the Federal Reserve System. No representation is made that the NTD amounts could have been, or could be, converted into USD at this rate.

(8)	Current and Non-Current Distinction

An asset is classified as current when:

a.	the Company expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;

b.	the Company holds the asset primarily for the purpose of trading;

c.	the Company expects to realize the asset within twelve months after the reporting period; or

d.	the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is classified as current when:

a.	the Company expects to settle the liability in normal operating cycle;

b.	the Company holds the liability primarily for the purpose of trading;

c.	the liability is due to be settled within twelve months after the reporting period; or

d.	the Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as non-current.

(9)	Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including time deposits with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate bonds.

(10)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

The Company determines the classification of its financial assets at initial recognition. In accordance with IAS 39, financial assets of the Company are classified as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets and notes, accounts and other receivables.

Purchase or sale of financial assets and liabilities are recognized using trade date accounting. All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs.

Financial Assets

a.	Classification and subsequent measurement

i.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are comprised of financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets acquired for the purpose of selling or repurchasing in the near term, and derivative financial instruments that are not designated as hedging instruments in hedge accounting are classified as financial assets at fair value through profit or loss. Financial assets at fair value through profit or loss are measured at fair value with changes in fair value recognized in profit or loss.

ii.	Available-for-sale financial assets

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, or loans and receivables.

Available-for-sale financial investments are subsequently measured at fair value. Other than impairment losses and foreign exchange gains and losses arising from monetary financial assets which are recognized in profit or loss, subsequent measurement of available-for-sale equity instrument financial assets are recognized in other comprehensive income until the investment is derecognized, at which time the cumulative gain or loss is recognized in profit or loss. If equity instrument investments do not have quoted prices in an active market and their fair value cannot be reliably measured, then they are classified as financial assets measured at cost on the balance sheet.

iii.	Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has positive intention and ability to hold them to maturity.

After initial measurement, held-to-maturity financial assets are measured at amortized cost using the effective interest rate (EIR) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs. The EIR method amortization and impairment, if any, is recognized in profit or loss.

iv.	Notes, accounts and other receivables

Notes and accounts receivable are creditors’ rights as a result of sales of goods or services. Other receivables are any receivable not classified as notes and accounts receivable. Notes, accounts and other receivables are initially measured and recognized at their fair values. After initial recognition, the notes, accounts and other receivables are subsequently measured at amortized cost using the EIR method, less impairment. If the effect of discounting is immaterial, the short term notes, accounts and other receivables are measured at the original amount.

b.	Derecognition of financial assets

A financial asset is derecognized when:

i.	the contractual rights to receive cash flows from the asset have expired;

ii.	the Company has transferred assets and substantially all the risks and rewards of the asset have been transferred; or

iii.	the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

On derecognition of a financial asset in its entirety, the difference between the carrying amount and the consideration received or to be received including any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

c.	Impairment policy

The carrying amount of a financial asset is reduced as a result of impairment, except for accounts receivable for which the carrying amount is reduced through use of an allowance account. When an account receivable is deemed to be uncollectible, it is written off from the allowance account.

i.	Notes, accounts and other receivables

The Company first assesses at each reporting date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant. If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually. For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with similar credit risk characteristics and collectively assess them for impairment. If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss. The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

ii.	Other financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more loss events that has occurred since the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the individual financial asset or a set of financial assets.

For the financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between the carrying amount and the present value of estimated future cash flows, discounted at its original effective interest rate. For equity investments classified as available-for-sale, objective evidence of an impairment would include a significant or prolonged decline in the fair value of the investment below its cost. When there is objective evidence of an impairment for available-for-sale equity securities, the full amount of the losses previously recognized in other comprehensive income is reclassified to profit or loss. Impairment losses recognized on equity investments cannot be reversed through profit or loss. Any subsequent increases in their fair value after impairment are recognized in other comprehensive income.

Financial Liabilities

a.	Classification and subsequent measurement

The Company classifies the instrument issued as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

i.	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Gains or losses on the subsequent measurement, including interest paid, are recognized in profit or loss.

ii.	Financial liabilities carried at amortized cost

Financial liabilities measured at amortized cost include interest bearing loans and borrowings that are subsequently measured using the EIR method after initial recognition. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.

b.	Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified (whether or not attributable to the financial difficulty of the debtor), such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

(11)	Inventories

Inventories are accounted for on a perpetual basis. Raw materials are stated at actual purchase costs, while the work in process and finished goods are stated at standard costs and subsequently adjusted to weighted-average costs at the end of each month. The cost of work in progress and finished goods comprises raw materials, direct labor, other direct costs and related production overheads. Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Cost associated with underutilization of capacity is expensed as incurred. Inventories are valued at the lower of cost and net realizable value item by item. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(12)	Non-current Assets Held for Sale

Non-current assets are classified as held for sale if they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets and that are highly probable to complete the sale within one year from the date of classification. Non-current assets classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

Impairment losses of non-current assets held for sale are recognized in the income statement in the current period for the excess of the carrying amounts over fair values less costs to sell. Any subsequent increase in fair value less cost to sell of an asset up to the cumulative impairment loss previously recognized in accordance with the IAS 36, “Impairment of Assets” (IAS 36) would be recognized as a gain.

(13)	Investments Accounted for Under the Equity Method

The Company’s investments in associates and joint ventures are accounted for using the equity method other than those that meet the criteria to be classified as non-current assets held for sale.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the Company that has joint control of the arrangement has rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement with no single party controls the arrangement on its own, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Any difference between the acquisition cost and the Company’s share of the net fair value of the identifiable assets and liabilities of associates and joint ventures is accounted for as follows:

a.	Any excess of the acquisition cost over the Company’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill and is included in the carrying amount of the investment. Amortization of goodwill is not permitted.

b.	Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture over the acquisition cost after reassessing is recognized as gain in profit or loss on the acquisition date.

Under the equity method, the investments in associates and joint ventures are carried in the balance sheet at cost plus post acquisition changes in the Company’s share of profit or loss and other comprehensive income of associates and joint ventures. The Company’s share of changes in associates’ and joint ventures’ profit or loss and other comprehensive income are recognized directly in profit or loss and other comprehensive income, respectively, of the Company. Distributions received from an associate or a joint venture reduce the carrying amount of the investment. Any unrealized gains and losses resulting from transactions between the Company and the associate or the joint venture are eliminated to the extent of the Company’s interest in the associate or the joint venture.

Financial statements of associates and joint ventures are prepared for the same reporting period as the Company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

Upon an associate’s issuance of new shares, if the Company takes up more shares than its original proportionate holding while maintaining its significant influence over that associate, such increase would be accounted for as an acquisition of an additional equity interest in the associate. Upon an associate’s issuance of new shares, if the Company does not take up proportionate shares and reduces its shareholding percentage while maintaining its significant influence over that associate, the Company will treat the transaction as deemed disposal and reclassify to profit or loss the proportion of the gain or loss previously recognized in other comprehensive income relating to that reduction in ownership interest where appropriate.

The Company ceases to use the equity method upon loss of significant influence over an associate. Any difference between the carrying amount of the investment in an associate upon loss of significant influence and the fair value of the retained investment plus proceeds from disposal will be recognized in profit or loss. If an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate, the Company continues to apply the equity method and does not remeasure the retained interest.

The Company determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired. The impairment loss as the difference between the recoverable amount of the associate and joint venture and its carrying value, if any, is recognized in profit or loss in the statement of comprehensive income and forms part of the carrying amount of the investments.

(14)	Property, Plant and Equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any, and any borrowing costs incurred for long-term construction projects are capitalized if the recognition criteria are met. Significant renewals, improvements and major inspections meeting the recognition criteria are treated as capital expenditures, and the carrying amounts of those replaced parts are derecognized. Maintenance and repairs are recognized in profit or loss as incurred. Any gain or loss arising from derecognition of the assets is recognized in other operating income and expenses.

Depreciation is calculated on a straight-line basis over the estimated economic lives. A significant part of an item of property, plant and equipment which has a different useful life from the remainder of the item is depreciated separately.

The depreciation methods, useful lives and residual values for the assets are reviewed at each fiscal year end, and the differences resulted from the previous estimation are recorded as changes in accounting estimates.

Except for land, which is not depreciated, the estimated economic lives of the assets are as follows:

Buildings	20~56 years
Machinery and equipment	3~11 years
Transportation equipment	5~7 years
Furniture and fixtures	1~9 years
Leasehold improvement	The shorter of lease terms or economic useful lives

(15)	Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. Internally generated intangible assets which fail to meet the recognition criteria are not capitalized and the expenditures are reflected in profit or loss in the period incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and is treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are recognized in other operating income and expenses.

Accounting policies of the Company’s intangible assets are summarized as follows:

a.	Goodwill arising from business combination is not amortized, and is tested for impairment annually or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicates that the goodwill is impaired, an impairment loss is recognized. Goodwill impairment losses cannot be reversed once recognized.

b.	Software is amortized over 1~6 years on a straight-line basis.

c.	Patent and technology license fee: Upon signing of contract and obtaining the right to intellectual property, any portion attributable to non-cancellable and mutually agreed future fixed license fees for patent and technology is discounted, and recognized as an intangible asset and related liability. The cost of the intangible asset is not revalued once determined on initial recognition, and is depreciated over the economic life (5~10 years) on a straight-line basis. Interest expenses from the related liability are recognized and calculated based on the effective interest rate method. Based on the timing of payments, the liability is classified as current and non-current.

d.	Others are mainly the intellectual property license fees and amortized over the shorter of the contract term or estimated economic life (3 years) of the related technology on a straight-line basis.

(16)	Impairment of Non-Financial Assets

The Company assesses at each reporting date whether there is an indication that an asset in the scope of IAS 36 may be impaired. If any indication exists, the Company completes impairment testing for the cash-generating unit (CGU) to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or a CGU is the higher of its fair value less costs to sell and its value in use. If circumstances indicate that previously recognized impairment losses may no longer exist or may have decreased at each reporting date, the Company re-assesses the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been an increase in the estimated service potential of an asset which in turn increases the recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years.

A CGU, or groups of CGU, to which goodwill has been allocated is tested for impairment annually at the same time every year, irrespective of whether there is any indication of impairment. Where the carrying amount of a CGU (including the carrying amount of goodwill) exceeds its recoverable amount, the CGU is considered impaired. If an impairment loss is to be recognized, it is first allocated to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units), then to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units). Impairment losses relating to goodwill cannot be reversed in future periods.

The recognition or reversal of impairment losses is classified as other operating income and expenses.

(17)	Bonds

Convertible bonds

UMC evaluates the terms of the convertible bonds issued to determine whether it contains both a liability and an equity component. Furthermore, UMC assesses if the economic characteristics and risks of the put and call options embedded in the convertible bonds are closely related to the economic characteristics and risk of the host contract before separating the equity element.

For the liability component excluding the derivatives, its fair value is determined based on the effective interest rate applied at that time by the market to instruments of comparable credit status. The liability component is classified as a financial liability measured at amortized cost using the effective interest method before the instrument is converted or settled. For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component. The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. Its carrying amount is not remeasured in the subsequent accounting periods. If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IAS 39.

If the convertible bondholders exercise their conversion right before maturity, UMC shall adjust the carrying amount of the liability component. The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital - premiums. No gain or loss is recognized upon bond conversion.

In addition, the liability component of convertible bonds is classified as a current liability if within 12 months the bondholders may exercise the put right. After the put right expires, the liability component of the convertible bonds should be reclassified as a non-current liability if it meets the definition of a non-current liability in all other respects.

Exchangeable bonds

UMC also has exchangeable bonds where the bondholders may exchange the bonds into ordinary shares of certain public entities which UMC holds as available-for-sale financial assets. When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

In accordance with IAS 39, if the economic characteristics and risks of the embedded call or put options are not clearly and closely related to the host contract, the derivative financial instruments embedded in exchangeable bonds would be recognized separately as financial assets or liabilities at fair value through profit or loss.

Both the host contract and bifurcated embedded derivative financial instrument in exchangeable bonds are classified as current liabilities if the bondholders have the right to demand settlement by exercising the exchange option of the bonds.

(18)	Post-Employment Benefits

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee. Fund assets are deposited under the committee’s name with the Bank of Taiwan and hence, not associated with the Company. Therefore, fund assets are not to be included in the Company’s consolidated financial statements. Pension benefits for employees of the overseas branch and subsidiaries are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees eligible for the Labor Standards Law, a defined benefit plan, were allowed to elect either the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions and recognized in expense of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. Overseas subsidiaries and branches make contributions to the respective benefit plans based on the specific percentage requirement of local regulations. Post-employment benefit plan that is classified as a defined benefit plan is accounted for under the Projected Unit Credit Method to measure its obligations and costs based on actuarial assumptions. The Company recognizes all actuarial gains and losses in the periods which they occur in other comprehensive income, which then are immediately recognized in retained earnings.

(19)	Treasury Stock

UMC own equity instruments repurchased (treasury shares) are recognized at repurchase cost and deducted from equity. Any difference between the carrying amount and the consideration is recognized in equity.

(20)	Share-Based Payment Transactions

The cost of equity-settled transactions between the Company and its employees is measured based on the fair value at the date on which they are granted. The fair value of the equity instruments is determined using an appropriate pricing model.

The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the periods in which the performance and/or service conditions are being fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date reflects the extent to which the vesting period has passed and the Company’s best estimate of the quantity of equity instruments that will ultimately vest. The charge to profit or loss for a period represents the movement in cumulative expense recognized between the beginning and the end of that period.

No expense will be recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition. These are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it fully vests on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award substitutes for the cancelled award and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

(21)	Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. The recognition criteria and methods are described below:

Sales revenue

Revenue from sale of goods is recognized when all the following conditions have been satisfied:

a.	the significant risks and rewards of ownership of the goods have been transferred to the buyer;

b.	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;

c.	the amount of revenue can be measured reliably;

d.	it is probable that the economic benefits associated with the transaction will flow to the entity; and

e.	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales returns and discounts are estimated based on customer complaints, historical experiences and any other known factors that might significantly affect the estimation and recorded in the same period in which sales are made.

Interest income

For financial assets measured at amortized cost (including held-to-maturity financial assets) and financial assets at fair value through profit or loss, interest income is recorded using the effective interest rate and recognized in profit or loss.

Dividends

Revenue is recognized when the Company’s right to receive the dividends is established.

(22)	Income Tax

Income tax expense (benefit) is the aggregate amount of current income tax and deferred income tax included in the determination of profit or loss for the period.

Current income tax

Current income tax assets and liabilities for the current period and prior periods are measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity rather than profit or loss.

Undistributed earnings, calculated based on Business Entity Accounting Act are subject to a 10% tax in accordance with the Income Tax Law of the R.O.C. Accordingly, the undistributed tax impact of 10% is provided in the period the income is earned, assuming that no earnings are distributed. Any reduction in the liability will be recognized when the income is distributed upon the stockholders’ approval in the subsequent year. Tax on undistributed earnings may be offset by the Company’s available tax credits carried forward, where applicable. As such, the incremental tax accrued on undistributed earnings may be offset by a corresponding reduction in deferred income tax assets, where applicable.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in financial statements at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

a.	When the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

b.	In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

a.	Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

b.	In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax relating to items not relating to profit or loss is not recognized in profit or loss but rather in other comprehensive income or directly in equity. Deferred tax assets are reassessed and recognized at each reporting date. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

Deferred tax assets and liabilities offset each other, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about changes in facts and circumstances becomes known. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it occurs during the measurement period or recognized in profit or loss.

(23)	Earnings per Share

Earnings per share is computed according to IAS 33, “Earnings Per Share”. Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional ordinary shares that would have been outstanding if the dilutive share equivalents had been issued. Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and employee stock bonus issues.

5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, the accompanying disclosures and the disclosure of contingent liabilities. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The key assumptions concerning the future and other key sources of estimation for uncertainty at the reporting date, that would have a significant risk for a material adjustment to the carrying amounts of assets or liabilities within the next fiscal year are discussed below.

The Company bases its assumptions and estimates on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

(1)	The Fair Value of Financial Instruments

Where the fair values of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including income approach (for example, the discounted cash flows model) or the market approach. Changes in assumptions about these factors could affect the reported fair value of the financial instruments. Please refer to Note 11 for more details.

(2)	Derivative Instruments

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

(3)	Inventories

Inventories are valued at lower of cost and net realizable value item by item. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Please refer to Note 6(4). Costs of completion include direct labor and overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, supplies, utilities and royalties that is expected to be incurred at normal production level. The Company estimates normal production level taking into account loss of capacity resulting from planned maintenance, based on historical experience and current production capacity.

(4)	Post-Employment Benefits

Cost of post-employment benefit pension plan and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. The assumptions used for measuring pension cost and the present value of the pension obligation are disclosed in Note 6(14).

In determining the appropriate discount rate, management considers the interest rates of the government bonds extrapolated from maturity corresponding to the expected duration of the defined benefit obligation. As for the rate of future salary increase, management takes account of past experiences, comparisons within the industry and the geographical region, inflation and the discount rate.

(5)	Share-Based Payment Transactions

The Company measures the cost of equity-settled transactions with employees based on reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 6(16).

(6)	Revenue Recognition-Sales Returns and Discounts

The Company estimates sales returns and discounts based on customer complaints, historical experience and other known factors that might significantly affect the estimation.

(7)	Impairment of Property, Plant and Equipment

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, the Company assesses whether there is an indication that an asset in the scope of IAS 36 may be impaired. If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or CGU is the higher of fair value less costs to sell and its value in use. The fair value less costs to sell is based on best information available to reflect the amount that an entity could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU. Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and the Company’s operating situation.

(8)	Income Tax

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company.

Deferred tax assets are recognized for all carryforward of unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized. The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences. Please refer to Note 6(21) for more details on unrecognized deferred tax assets.

(9)	Classification of Joint Arrangements

The Company holds significant percentage of the voting rights of its joint arrangements. The Company has joint control over these arrangements as under the contractual agreements, unanimous consent is required from all parties to the agreements for all relevant activities.

The Company’s joint arrangements are structured as limited companies and provide the Company and the parties to the agreements with rights to the net assets of the limited companies under the arrangements. Therefore, these entities are classified as joint ventures of the Company.

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Cash on hand	$4,470	$3,971	$3,639
Checking and savings accounts	13,795,814	10,656,261	8,894,827
Time deposits	31,729,840	27,243,501	36,263,171
Repurchase agreements collateralized by government bonds and corporate bonds	3,532,004	4,584,757	5,669,041

Total	$49,062,128	$42,488,490	$50,830,678

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Designated financial assets at fair value through profit or loss
Convertible bonds	$184,046	$43,680	$60,441
Preferred stocks	26,295	29,026	—

Subtotal	210,341	72,706	60,441

Financial assets held for trading
Listed stocks	202,081	256,685	234,583
Corporate bonds	403,220	399,309	398,681

Subtotal	605,301	655,994	633,264

Total	$815,642	$728,700	$693,705

Current	$695,931	$655,994	$633,264
Noncurrent	119,711	72,706	60,441

Total	$815,642	$728,700	$693,705

(3)	ACCOUNTS RECEIVABLE, NET

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Accounts receivable	$15,235,258	$17,426,163	$17,714,962
Less: allowance for sales returns and discounts	(165,000)	(592,043)	(516,189)
Less: allowance for doubtful accounts	(679,717)	(613,288)	(574,421)

Net	$14,390,541	$16,220,832	$16,624,352

Aging analysis of accounts receivable:

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Neither past due nor impaired	$12,382,985	$13,713,487	$14,204,640

Past due but not impaired:
≤ 30 days	1,277,971	2,185,203	2,113,439
31 to 60 days	406,722	129,133	279,047
61 to 90 days	129,561	70,481	14,204
91 to 120 days	129,020	6,274	13,022
> 120 days	64,282	116,254	—

Subtotal	2,007,556	2,507,345	2,419,712

Total	$14,390,541	$16,220,832	$16,624,352

Movement on allowance for individually evaluated doubtful accounts:
	For the years ended December 31,
	2012	2013
Beginning balance	$679,717	$613,288
Net charge for the period	(66,429)	(38,867)

Ending balance	$613,288	$574,421

The terms for third party domestic sales were net 30~60 days, while the collection periods for third party overseas sales were month end 30~60 days.

The impairment losses assessed individually as of December 31, 2012 and 2013 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts. The Company has no collateral with respect to those accounts receivables.

(4)	INVENTORIES, NET

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Raw materials	$2,394,427	$1,847,533	$2,327,044
Supplies and spare parts	2,276,999	2,142,737	2,397,733
Work in process	7,789,462	9,369,975	8,894,291
Finished goods	3,212,117	2,567,077	2,351,067

Total	15,673,005	15,927,322	15,970,135
Less: allowance for inventory valuation losses	(2,969,299)	(2,903,612)	(1,976,876)

Net	$12,703,706	$13,023,710	$13,993,259

a.	For the years ended December 31, 2012 and 2013, the Company recognized NT$93,932 million and NT$97,675 million, respectively, for costs of inventories in expenses, of which NT$5 million and NT$974 million, respectively, were related to gains recognized when the circumstances that caused the net realizable value of inventory to be lower than its cost no longer existed.

b.	Inventories were not pledged.

(5)	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Common stocks	$28,277,121	$23,682,805	$21,250,880
Preferred stocks	181,200	165,300	312,600
Depositary receipts	37,400	299,908	—
Funds	73,606	158,604	127,040

Total	$28,569,327	$24,306,617	$21,690,520

Current	$5,124,780	$4,330,880	$2,134,379
Noncurrent	23,444,547	19,975,737	19,556,141

Total	$28,569,327	$24,306,617	$21,690,520

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, for common stocks originally owned and classified as available-for-sale financial assets, noncurrent. Therefore, these common stocks were classified as current assets since the exchangeable date.

(6)	FINANCIAL ASSETS MEASURED AT COST, NON-CURRENT

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Common stocks	$774,480	$622,729	$610,006
Preferred stocks	1,898,071	2,160,749	3,062,449
Funds	381,407	378,640	412,837

Total	$3,053,958	$3,162,118	$4,085,292

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair value cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)	INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.	Details of investments accounted for under the equity method were as follows:

	As of
	January 1, 2012		December 31, 2012		December 31, 2013
Investee companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Listed companies
CRYSTALWISE TECHNOLOGY INC. (CRYSTALWISE) (Note A)	$87,483	4.25	$78,621	4.21	$—	—

Subtotal	87,483		78,621		—

Unlisted companies
MOS ART PACK CORP. (MAP) (Note B)	238,373	72.98	238,373	72.98	238,373	72.98

	As of
	January 1, 2012		December 31, 2012		December 31, 2013
Investee companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (Note C)	—	—	12,493	55.25	12,473	55.25
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note D)	725,381	50.00	688,008	50.00	714,120	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note D)	45,573	50.00	45,647	50.00	45,947	50.00
ACHIEVE MADE INTERNATIONAL LTD.	42,910	44.06	147,207	49.38	119,357	49.38
LIST EARN ENTERPRISE INC.	9,688	49.00	9,616	49.00	9,798	49.00
MTIC HOLDINGS PTE. LTD.	214,918	46.49	189,012	45.44	152,713	45.44
YUNG LI INVESTMENTS, INC.	205,519	45.16	195,383	45.16	258,527	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,298,748	45.00	1,458,458	45.00	1,977,433	45.00
WINAICO IMMOBILIEN GMBH (Note D)	—	—	—	—	300,692	44.78
UNITECH CAPITAL INC.	700,433	42.00	667,781	42.00	687,078	42.00
LTI REENERGY CO., LTD. (LTI) (Note D)	2,918	40.00	4,264	40.00	5,503	40.00
UNITED LED CORPORATION HONG KONG LIMITED	593,479	45.00	403,941	45.00	481,227	39.13
HSUN CHIEH INVESTMENT CO., LTD.	651,089	36.49	704,658	36.49	1,027,624	36.49
UC FUND II	44,992	35.45	51,561	35.45	3,953	35.45
EXOJET TECHNOLOGY CORP.	103,277	33.40	94,999	33.10	84,213	33.10

	As of
	January 1, 2012		December 31, 2012		December 31, 2013
Investee companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
CTC CAPITAL PARTNERS I, L.P.	127,784	31.40	124,492	31.40	195,622	31.40
TRANSLINK CAPITAL PARTNERS I, L.P. (Note E)	120,097	10.38	98,641	10.38	106,247	10.38
NEWENERGY HOLDING LIMITED (NEWENERGY) (Note F)	—	—	185,143	100.00	—	—
ECP VITA LTD. (Note J)	—	—	—	100.00	—	—
ASEPOWER I S.R.L. (ASEPOWER) (Note D, K)	—	—	—	75.00	—	—
ALLIANCE OPTOTEK CORP. (ALLIANCE) (Note G)	77,545	47.99	16,547	47.99	—	—
BEST ELITE INTERNATIONAL LIMITED (Note H, I)	3,141,108	34.90	3,776,610	35.03	—	—
UNIMICRON HOLDING LIMITED	626,021	21.93	651,845	21.93	—	—
DAIWA QUANTUM CAPITAL PARTNERS I, L.P. (Note E, L)	26,102	12.50	22,583	12.50	—	—
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. (SHENYANG U-LIGHTING) (Note D)	4,080	49.00	—	—	—	—
SOLAR GATE TECHNOLOGY CO., LTD.	39,418	32.73	—	—	—	—
HIGH POWER LIGHTING CORP.	15,552	20.24	—	—	—	—

Subtotal	9,055,005		9,787,262		6,420,900

Total	$9,142,488		$9,865,883		$6,420,900

Note A:	The Company acquired 2.7 million shares of CRYSTALWISE through private placement in August 2010. The exchange of these securities listed above was restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of CRYSTALWISE was lifted on September 23, 2013. The Company accounted for the investment in CRYSTALWISE using equity method because UMC’s Chairman of the board of directors was also the Chairman of CRYSTALWISE, and the Company had significant influence. Since August 2013, the Company lost significant influence over CRYSTALWISE, given the UMC’s Chairman resigned from CRYSTALWISE, the Company reclassified this investment from investments accounted for under the equity method to available-for-sale financial assets, noncurrent.

Note B:	On March 10, 2011, MAP filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of December 31, 2013.

Note C:	On September 19, 2012, UNITED LIGHTING filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of December 31, 2013.

Note D:	The Company uses the equity method to account for its investment in SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH, WINAICO IMMOBILIEN GMBH, LTI, ASEPOWER and SHENYANG U-LIGHTING, which are joint ventures.

Note E:	The Company follows international accounting practices in equity accounting for limited partnerships because no equivalent type of business exists domestically. Therefore, the Company uses the equity method to account for these investees.

Note F:	On August 22, 2012, NEWENERGY filed for liquidation through a decision at its stockholders’ meeting. The liquidation was completed on June 24, 2013.

Note G:	The Company acquired additional shares of ALLIANCE on May 2, 2013. The Company previously held 47.99% of ALLIANCE’s equity interest immediately before the business combination. Therefore, the Company increased its cumulative ownership in ALLIANCE to 74.51% and obtained a controlling interest in ALLIANCE post acquisition. Please refer to Note 6 (23) for further discussion.

Note H:	During March 2005, the Company received an offer of approximately 106 million ordinary shares from Best Elite International Limited (Best Elite), the holding company of HeJian Technology Corp. (HeJian). The offered shares represented approximately 50% of Best Elite’s outstanding ordinary shares and approximately 15% of the total outstanding shares of Best Elite. The Company filed an inquiry with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance with respect to the offer. Subsequent to Best Elite Board approval, the offered ordinary shares were placed in a trust while the Company awaited the Investment Commission’s guidance. While in trust, the Company could not receive ownership (nor any potential stock dividend or cash dividend distributed) and was not the beneficiary thereof unless the Company received approval from the Investment Commission. In the event that any stock dividend or cash dividend was distributed, the Company’s potential stake in Best Elite would have accumulated accordingly.

No response from the Investment Commission of the Ministry of Economic Affairs was received on the Company’s inquiry for many years. In June 2011, the Company filed an application for the acquisition of the aforementioned donated Best Elite shares as well as for an additional purchase of Series B and B-1 preferred shares (Note I). Thereafter, on November 1, 2011, the Company received the approval letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274530). With such an approval, the Company was able to formally accept the ordinary shares, which have been held in trust since 2006. Based on the approval letter from the Investment Commission of the Ministry of Economic Affairs, which designated the ordinary shares offered by Best Elite as a donation, the Company recognized the said shares at their fair value of USD 23 million on the day of transfer, December 12, 2011, as an investment accounted for under the equity method with a corresponding gain recorded in other income.

Note I:	On March 16, 2011, in order to achieve its global market objectives, the Company’s board of directors approved an offer to the stockholders of Best Elite to purchase up to 30% of the preferred shares of Best Elite. In June 2011, the Company filed an application on the 15.34% donated shares (in trust as described above) as well as 20.41% of the preferred shares of Best Elite based on the said stockholders’ offering. Such purchase of 20.41% of the preferred shares of Best Elite was approved on November 1, 2011 in the same letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274530) granting approval for the Company’s ownership of Best Elite ordinary shares placed in trust. Pursuant to such approval, the Company acquired by way of purchase at fair value Series B and B-1 preferred shares representing 19.56% of Best Elite’s total outstanding shares on December 12, 2011 and the Company thereby increased its cumulative ownership in Best Elite to 34.90%. The Company accounted for its investment as an investment under the equity method in accordance with IAS 28, “Investments in Associates and Joint Ventures”. The Company acquired an additional 48.07% of Best Elite’s total outstanding shares on February 1, 2013 and obtained control of Best Elite accordingly. Please refer to Note 6 (23) for further discussion on the business combination.

Note J:	On December 21, 2012, ECP VITA LTD. filed for liquidation through a decision at its stockholders’ meeting. The liquidation was completed on February 18, 2013.

Note K:	The liquidation of ASEPOWER, the Company’s joint venture, was completed on September 10, 2013.

Note L:	The liquidation of DAIWA QUANTUM CAPITAL PARTNERS I, L.P. was completed on December 27, 2013.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$87 million, NT$79 million and nil, as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively. The fair value of these investments were NT$78 million, NT$95 million and nil as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively.

No investment accounted for using the equity method was pledged.

b.	Financial information of associates and joint ventures :

There is no individually significant associate or joint venture for the Company. For individually immaterial associates and joint ventures, the following tables summarized the amount recognized by the Company at its share of those associates and joint ventures separately. When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognised in other comprehensive income. Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2012 and 2013 were NT$(118) million and NT$83 million, respectively, which was not included in the following tables.

i.	The aggregate amount of the Company’s share of its all individually immaterial associates that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2012	2013
Profit from continuing operations	$683,888	$732,380
Other comprehensive income (loss)	(124,273)	250,070

Total comprehensive income	$559,615	$982,450

ii.	The aggregate amount of the Company’s share of its all individually immaterial joint ventures that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2012	2013
Loss from continuing operations	$(20,509)	$(34,449)
Other comprehensive income (loss)	—	—

Total comprehensive loss	$(20,509)	$(34,449)

The Company began to use the equity method to account for its investments in SHENYANG U-LIGHTING, SHANDONG HUAHONG, LTI, WINAICO SOLAR PROJEKT 1 GMBH, ASEPOWER, SOCIALNEX ITALIA 1 S.R.L. and WINAICO IMMOBILIEN GMBH, on July 6, 2010, January 7, 2011, September 28, 2011, December 7, 2011, March 31, 2012, March 31, 2012 and March 31, 2013, respectively. The Company ceased to use the equity method to account for its investments in SHENYANG U-LIGHTING, SOCIALNEX ITALIA 1 S.R.L. and ASEPOWER since June 19, 2012, June 30, 2012 and September 10, 2013, respectively.

(8)	PROPERTY, PLANT AND EQUIPMENT

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Land	$2,605,228	$2,640,388	$1,925,691
Buildings	15,379,227	12,597,260	13,679,387
Machinery and equipment	109,318,670	123,571,531	125,170,755
Transportation equipment	13,102	16,684	15,047
Furniture and fixtures	1,174,696	1,339,197	1,148,689
Leasehold improvement	635,815	1,278,589	1,044,943
Construction in progress and equipment awaiting inspection	12,734,824	18,500,156	19,368,388

Net	$141,861,562	$159,943,805	$162,352,900

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2012	$3,222,065	$31,742,456	$573,348,044	$65,705	$5,037,391	$836,313	$12,734,824	$626,986,798
Additions	—	—	—	—	—	—	46,601,760	46,601,760
Acquisitions of subsidiaries	—	—	180,097	—	—	—	—	180,097
Disposals	—	—	(16,264,527)	(4,116)	(105,718)	—	—	(16,374,361)
Disposals of subsidiaries	—	—	(38,962)	—	(2,733)	(811)	(358,995)	(401,501)
Transfers and reclassifications	135,246	90,056	50,862,705	6,953	631,962	919,355	(40,383,072)	12,263,205
Exchange effect	(185,960)	(1,381,066)	(6,276,613)	(715)	(74,951)	(1,733)	(94,361)	(8,015,399)

As of December 31, 2012	$3,171,351	$30,451,446	$601,810,744	$67,827	$5,485,951	$1,753,124	$18,500,156	$661,240,599

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2013	$3,171,351	$30,451,446	$601,810,744	$67,827	$5,485,951	$1,753,124	$18,500,156	$661,240,599
Additions	—	—	—	—	—	—	31,485,078	31,485,078
Acquisitions of subsidiaries	—	2,298,543	3,965,968	258	25,275	1,193	34,655	6,325,892
Disposals	(106,946)	(95,304)	(3,425,740)	(4,089)	(181,384)	(1,388)	(282,265)	(4,097,116)
Disposals of subsidiaries	(1,056,531)	(7,180,478)	(6,837,604)	(480)	(195,656)	—	—	(15,270,749)
Transfers and reclassifications	10,626	25,455	32,616,495	2,740	170,053	46,711	(30,359,069)	2,513,011
Exchange effect	(92,809)	347,247	2,836,866	298	(18,776)	1,281	(10,167)	3,063,940

As of December 31, 2013	$1,925,691	$25,846,909	$630,966,729	$66,554	$5,285,463	$1,800,921	$19,368,388	$685,260,655

Accumulated depreciation and impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2012	$616,837	$16,363,229	$464,029,374	$52,603	$3,862,695	$200,498	$—	$485,125,236
Depreciation	—	1,152,612	33,290,972	3,116	392,673	276,028	—	35,115,401
Impairment loss	—	1,555,232	1,676,789	82	29,238	—	—	3,261,341
Disposals	—	—	(15,419,328)	(4,116)	(103,677)	—	—	(15,527,121)
Disposals of subsidiaries	—	—	(24,933)	—	(2,203)	(331)	—	(27,467)
Transfers and reclassifications	—	—	(40,372)	—	40,372	—	—	—
Exchange effect	(85,874)	(1,216,887)	(5,273,289)	(542)	(72,344)	(1,660)	—	(6,650,596)

As of December 31, 2012	$530,963	$17,854,186	$478,239,213	$51,143	$4,146,754	$474,535	$—	$501,296,794

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2013	$530,963	$17,854,186	$478,239,213	$51,143	$4,146,754	$474,535	$—	$501,296,794
Depreciation	—	1,211,097	35,363,090	4,014	382,267	280,885	—	37,241,353
Gain from reversal of impairment loss	—	—	(984)	—	—	—	—	(984)
Disposals	(208)	(93,202)	(3,365,310)	(3,341)	(179,812)	(617)	—	(3,642,490)
Disposals of subsidiaries	(487,896)	(7,095,675)	(6,708,746)	(462)	(193,201)	—	—	(14,485,980)
Transfers and reclassifications	—	—	(572)	—	51	—	—	(521)
Exchange effect	(42,859)	291,116	2,269,283	153	(19,285)	1,175	—	2,499,583

As of December 31, 2013	$—	$12,167,522	$505,795,974	$51,507	$4,136,774	$755,978	$—	$522,907,755

Please refer to Note 8 for property, plant and equipment pledged as collateral. As of December 31, 2012, the Company identified indicators of impairment at certain subsidiaries due to its net operating profit being lower than expected. The Company determined that certain property, plant and equipment would not generate the expected future cash flows. The Company determined the recoverable amounts of these assets based on the fair values less costs to sell. The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount. After considering the relevant objective evidence, the Company recorded an impairment loss of NT$3,261 million for the year ended December 31, 2012, of which, wafer fabrication segment recorded NT$1,987 million and new business segment recorded NT$1,274 million.

The amounts of total interest expense before capitalization of borrowing costs were NT$755 million and NT$803 million for the years ended December 31, 2012 and 2013, respectively. Details of capitalized borrowing costs were as follows:

	For the years ended December 31,
	2012	2013
Land	$143	$—
Buildings	7,516	43,199
Machinery and equipment	288,987	163,206
Others	13	30

Total interest capitalized	$296,659	$206,435

Interest rates applied	0.17%~2.29%	0.19%~2.28%

(9)	INTANGIBLE ASSETS

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Goodwill	$50,863	$50,863	$50,863
Software	150,466	200,790	173,252
Patents and royalty fees	730,030	1,894,111	3,400,769
Others	552,422	652,395	1,114,763

Net	$1,483,781	$2,798,159	$4,739,647

Cost:

	Goodwill	Software	Patents and royalty fees	Others	Total
As of January 1, 2012	$50,863	$355,029	$964,583	$1,186,389	$2,556,864
Additions	—	1,674	1,344,681	486,681	1,833,036
Disposals	—	(27,022)	—	(239,473)	(266,495)
Reclassifications	—	163,139	—	—	163,139
Acquisitions of subsidiaries	—	—	—	106	106
Disposals of subsidiaries	—	(3,641)	—	—	(3,641)
Exchange effect	—	(17,192)	(10,737)	(204)	(28,133)

As of December 31, 2012	$50,863	$471,987	$2,298,527	$1,433,499	$4,254,876

	Goodwill	Software	Patents and royalty fees	Others	Total
As of January 1, 2013	$50,863	$471,987	$2,298,527	$1,433,499	$4,254,876
Additions	—	490	1,823,274	1,082,896	2,906,660
Disposals	—	(138,722)	(13,737)	(467,914)	(620,373)
Reclassifications	—	74,832	39,951	—	114,783
Acquisitions of subsidiaries	—	36,132	9,283	61,700	107,115
Disposals of subsidiaries	—	(6,888)	—	—	(6,888)
Exchange effect	—	(5,369)	(1,631)	(93)	(7,093)

As of December 31, 2013	$50,863	$432,462	$4,155,667	$2,110,088	$6,749,080

Accumulated amortization and impairment:
	Goodwill	Software	Patents and royalty fees	Others	Total
As of January 1, 2012	$—	$204,563	$234,553	$633,967	$1,073,083
Amortization	—	113,448	164,108	385,776	663,332
Impairment loss	—	154	10,302	639	11,095
Disposals	—	(27,038)	—	(239,473)	(266,511)
Disposals of subsidiaries	—	(3,178)	—	—	(3,178)
Exchange effect	—	(16,752)	(4,547)	195	(21,104)

As of December 31, 2012	$—	$271,197	$404,416	$781,104	$1,456,717

	Goodwill	Software	Patents and royalty fees	Others	Total
As of January 1, 2013	$—	$271,197	$404,416	$781,104	$1,456,717
Amortization	—	139,626	362,727	538,413	1,040,766
Impairment loss	—	—	677	57,000	57,677
Disposals	—	(138,712)	(13,749)	(467,914)	(620,375)
Reclassifications	—	—	—	86,818	86,818
Disposals of subsidiaries	—	(6,888)	—	—	(6,888)
Exchange effect	—	(6,013)	827	(96)	(5,282)

As of December 31, 2013	$—	$259,210	$754,898	$995,325	$2,009,433

The amortization amounts of intangible assets are as follows:

	For the years ended December 31,
	2012	2013
Operating cost	$241,420	$440,342

Operating expense	$421,912	$600,424

The carrying amounts of significant technology license fees and royalty fees obtained by the Company were nil, NT$1,277 million and NT$3,211 million as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively. The remaining amortization periods as of December 31, 2012 and 2013 were 9~10 years and 8~9 years, respectively.

(10)	SHORT TERM LOANS

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Unsecured bank loans	$9,411,877	$5,772,615	$4,643,573

		For the years ended December 31,
		2012	2013
Interest rates applied		0.55%~2.98%	0.57%~4.38%

The Company’s unused short-term lines of credits amounted to NT$19,609 million, NT$18,293 million and NT$18,587 million as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively.

(11)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Derivatives embedded in exchangeable bonds	$741,531	$767,605	$1,928

(12)	BONDS PAYABLE

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Unsecured convertible bonds payable	$12,420,903	$12,278,461	$10,255,791
Unsecured exchangeable bonds payable	6,125,110	4,651,323	3,709,339
Unsecured domestic bonds payable	—	10,000,000	20,000,000
Less: Discounts on bonds payable	(1,141,225)	(705,431)	(358,713)

Total	17,404,788	26,224,353	33,606,417
Less: Current or exchangeable portion due within one year	(5,420,384)	(4,292,160)	(13,627,063)

Net	$11,984,404	$21,932,193	$19,979,354

A.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

a.	Issue Amount: US$127.2 million

b.	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into U.S. dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into U.S. dollars at the rate of NTD 32.197=USD 1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds would be redeemable in U.S. dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.	Terms of Exchange:

i.	Underlying Securities: Ordinary shares of Unimicron

ii.	Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price was originally NT$51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$43.3650 per share on December 31, 2013.

e.	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.	The bondholders shall have exercised the exchange right before maturity; or

iii.	The bonds shall have been redeemed or purchased by UMC and cancelled.

B.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

a.	Issue Amount: US$80 million

b.	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into U.S. dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into U.S. dollars at the rate of NTD 32.197=USD 1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds would be redeemable in U.S. dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.	Terms of Exchange:

i.	Underlying Securities: Ordinary shares of Novatek

ii.	Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price was originally NT$108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.	Exchange of the Bonds:

As of December 31, 2012 and 2013, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$43 million and US$77 million into Novatek shares. Gains from disposal of investments and gains from exchange of bonds from bondholders exercising exchange rights during the years ended December 31, 2012 and 2013 amounted NT$1,389 million and NT$1,137 million, respectively, and were recognized as other gains and losses.

f.	Early Redemption of the Bonds:

Since over 90% principal amount of the bonds has already been exchanged, UMC redeemed the bonds in whole at the Early Redemption Price on July 22, 2013. The remaining principal amount of the redeemed bonds was US$3 million. UMC recognized a gain of NT$45 million from the redemption and classified the gain as other gains and losses.

g.	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.	The bondholders shall have exercised the exchange right before maturity; or

iii.	The bonds shall have been redeemed or purchased by UMC and cancelled.

C.	On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. The terms and conditions of the bonds are as follows:

a.	Issue Amount: US$500 million

b.	Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price. The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.	Terms of Conversion:

i.	Underlying Securities: ADS of UMC

ii.	Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.	Conversion Price and Adjustment: The conversion price was originally USD 3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00. The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The conversion price was USD 3.2482 per ADS on December 31, 2013.

e.	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.	The bondholders shall have exercised the conversion right before maturity; or

iii.	The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, after reduction of issuance costs amounting to NT$3 million. The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

D.	In early June 2012, UMC issued five-year and seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at a rate of 1.43% and the principal will be repayable in June 2017 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at a rate of 1.63% and the principal will be repayable in June 2019 upon maturity.

E.	In mid-March 2013, UMC issued five-year and seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at a rate of 1.35% and the principal will be repayable in March 2018 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at a rate of 1.50% and the principal will be repayable in March 2020 upon maturity.

F.	Repayments of the above-mentioned bonds in the future years are as follows:

Bonds repayable (Year)	Amount
2014	$3,709,339
2015	—
2016	10,255,791
2017	7,500,000
2018 and thereafter	12,500,000

Total	$33,965,130

(13)	LONG TERM LOANS

a.	Details of long-term loans as of January 1, 2012, December 31, 2012 and December 31, 2013 were as follows:

	As of
Lenders	January 1, 2012	December 31, 2012	December 31, 2013	Redemption
Secured Long-Term Loan from Bank of Taiwan (1)	$466,667	$233,333	$—	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from Bank of Taiwan (2)	1,437,160	1,347,338	988,048	Effective July 13, 2011 to July 13, 2016. Interest-only payment for the first year. Principal is repaid in 16 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (1)	620,000	542,500	310,000	Effective December 31, 2010 to December 31, 2015. Interest-only payment for the first year. Principal is repaid in 8 semi-annual payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (2)	200,000	175,000	125,000	Effective June 24, 2011 to June 24, 2016. Interest-only payment for the first year. Principal is repaid in 8 semi-annual payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (3)	200,000	200,000	103,000	Bullet repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (4)	400,000	400,000	400,000	Bullet repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank (1)	944,000	924,705	616,470	Repayable quarterly from June 30, 2011 to June 30, 2016 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank (2)	—	58,853	109,580	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from Mega International Commercial Bank (3)	—	—	17,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	—	149,000	122,706	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.

	As of
Lenders	January 1, 2012	December 31, 2012	December 31, 2013	Redemption
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	—	—	70,000	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others (1)	2,770,000	1,385,000	—	Repayable semi-annually from February 10, 2012 to August 10, 2013 and interest is paid monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others (2)	—	—	1,385,000	Repayable semi-annually from February 7, 2015 to February 7, 2016 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	1,050,000	750,000	450,000	Repayable semi-annually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Bank of Taiwan	—	400,000	900,000	Repayable quarterly from October 31, 2015 to July 31, 2017 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (1)	1,000,000	3,692,308	2,461,538	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (2)	—	—	300,000	Repayable quarterly from October 4, 2015 to October 4, 2018 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	62,500	12,500	—	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	150,000	50,000	—	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from E. Sun Bank	—	300,000	500,000	Repayable quarterly from December 24, 2015 to December 24, 2017 and interest is paid monthly.
Unsecured Revolving Loan from China Trust Commercial Bank (Note A)	1,500,000	2,500,000	1,000,000	Settlement due on August 30, 2016 and interest is paid monthly.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	500,000	1,000,000	1,000,000	Settlement due on December 29, 2016 and interest is paid monthly.

	As of
Lenders	January 1, 2012	December 31, 2012	December 31, 2013	Redemption
Unsecured Long-Term Loan from Taiwan Cooperative Bank	—	300,000	500,000	Repayable quarterly from March 24, 2016 to December 24, 2017 and interest is paid monthly.
Unsecured Long-Term Loan from Taishin Bank	400,000	400,000	—	Bullet repayment on August 25, 2013 and interest is paid monthly.

Subtotal	11,700,327	14,820,537	11,358,342
Less: Administrative expenses from syndicated loans	(7,678)	(3,071)	(4,328)
Less: Current portion	(2,581,667)	(4,594,846)	(2,918,163)

Total	$9,110,982	$10,222,620	$8,435,851

		For the years ended December 31,
		2012	2013
Interest Rates		1.24%~2.51%	1.23%~2.51%

Note A:	UMC entered into a 5-year loan agreement with China Trust Commercial Bank, effective August 30, 2011. The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiry date of the agreement, August 30, 2016. As of January 1, 2012, December 31, 2012 and December 31, 2013, the unused lines of credit were NT$1 billion, nil and NT$1.5 billion, respectively.

Note B:	UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective December 29, 2011. The agreement offered UMC a revolving line of credit of NT$3 billion starting from the first use of the loan to the expiry date of the agreement, December 29, 2016. As of January 1, 2012, December 31, 2012 and December 31, 2013, the unused lines of credit were NT$2.5 billion, NT$2 billion and NT$2 billion, respectively.

b.	The long-term loans of the Company will be repaid in installments with the last payment on November 21, 2018. Repayments in the coming years are as follows:

	As of
Long-term loans repayable (Year)	January 1, 2012	December 31, 2012	December 31, 2013
2012	$2,581,667	$—	$—
2013	3,474,933	4,594,846	—
2014	1,994,100	2,990,554	2,918,163
2015	1,244,100	2,323,887	3,021,530
2016	2,405,527	4,450,001	4,348,042
2017	—	461,249	961,946
2018 and thereafter	—	—	108,661

Total	$11,700,327	$14,820,537	$11,358,342

c.	Please refer to Note 8 for property, plant and equipment pledged as collateral for long-term loans.

d.	On December 19, 2012, the board of directors resolved to provide endorsement for NEXPOWER’s syndicated loans from banks including Bank of Taiwan for the amount up to NT$1,400 million. As of December 31, 2012 and 2013, the actual amount provided were nil and NT$1,385 million, respectively.

(14)	POST-EMPLOYMENT BENEFITS

a.	Defined contribution plan

The Labor Pension Act of the R.O.C. (the Act) which became effective on July 1, 2005 is a defined contribution plan. Employees can elect to continue to apply the relevant pension rules under the Labor Standards Law of the R.O.C., or to apply the pension rules under the Act and maintain the seniority achieved under the Labor Standards Law. Under the Act, the monthly contributions percentage shall not be less than 6% of these employees’ monthly wages. The Company and its domestic subsidiaries have been making monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005. Based on the Act, a total of NT$522 million and NT$554 million were contributed by the Company for the years ended December 31, 2012 and 2013, respectively. Pension benefits for employees of the Singapore branch, and other subsidiaries overseas were provided in accordance with the local regulations, and during the years ended December 31, 2012 and 2013, the Company made total contributions of NT$193 million and NT$393 million, respectively.

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standard Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year. The total units shall not exceed 45 units. Under the Labor Standards Act, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of an administered pension fund committee. The Company recognized pension expenses of NT$172 million and NT$124 million for the years ended December 31, 2012 and 2013, respectively.

i.	Changes in defined benefit obligation during the year:

	For the years ended December 31,
	2012	2013
Balance at January 1	$(6,237,822)	$(6,685,524)
Service cost	(102,691)	(60,378)
Interest cost	(101,908)	(86,420)
Remeasurements:
Loss from changes in demographic assumptions	(75,431)	—
Gain (loss) from changes in financial assumptions	(245,699)	465,677
Experience adjustments	(178,866)	(5,436)
Benefits paid	114,777	828,678
Loss on curtailment	(4,748)	—
Others	(159)	56,169
Exchange effect	147,023	84,884

Balance at December 31	$(6,685,524)	$(5,402,350)

ii.	Changes in fair value of plan assets during the year:

	For the years ended December 31,
	2012	2013
Balance at January 1	$2,276,883	$2,249,262
Interest income on plan assets	37,077	22,831
Contribution by employer	165,340	269,289
Payment of benefit obligation	(114,777)	(828,678)
Remeasurements:
Return on plan assets, excluding amounts included in interest income	770	(3,763)
Others	—	(37,589)
Exchange effect	(116,031)	(66,787)

Balance at December 31	$2,249,262	$1,604,565

Employee pension fund is deposited under a trust administered by the Bank of Taiwan. Furthermore, the utilization of the fund is determined by the labor pension fund supervisory committee, which also guarantees the minimum earnings to be no less than the earnings attainable from interest rates offered by local banks for two-year time deposits. The deployment and operation of defined benefit plan assets is available on the Council of Labor Affairs website http://www.mol.gov.tw.

The actual returns on plan assets of the Company for the years ended December 31, 2012 and 2013 were NT$38 million and NT$19 million, respectively.

iii.	Reconciliations of liability of the defined benefit plan were as follows:

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Present value of the defined benefit obligation	$(6,237,822)	$(6,685,524)	$(5,402,350)
Fair value of plan assets	2,276,883	2,249,262	1,604,565

Accrued pension liabilities recognized on the consolidated balance sheets	$(3,960,939)	$(4,436,262)	$(3,797,785)

iv.	The principal underlying actuarial assumptions were as follows:

	As of January 1, 2012
	UMC	FORTUNE	UMC JAPAN
Discount rate	1.75%	2.00%	1.50%
Rate of salary increase	4.00%	3.00%	2.55%

	As of December 31, 2012
	UMC	FORTUNE	UMC JAPAN
Discount rate	1.50%	1.50%	1.50%
Rate of salary increase	4.00%	3.00%	2.55%

	As of December 31, 2013
	UMC	FORTUNE
Discount rate	2.00%	2.00%
Rate of salary increase	4.00%	3.00%

v.	Expected future benefit payments are as follows:

Year	Amount
2014	$22,408
2015	31,516
2016	50,205
2017	65,747
2018	87,357
2019 and thereafter	5,442,934

Total expected payments	$5,700,167

The Company expects to make pension fund contribution of NT$92 million in 2014. The weighted-average duration of the defined benefit obligation is both 17 years as of December 31, 2012 and 2013.

vi.	The sensitivity analysis of the defined benefit obligation to changes in the weighted principal assumptions was:

As of December 31, 2012	Assumptions
	Discount rate		Salary increase rate
	1% increase	1% decrease	1% increase	1% decrease
Impact on defined benefit obligation	$911,717	$(1,121,146)	$(1,014,711)	$852,537

As of December 31, 2013	Assumptions
	Discount rate		Salary increase rate
	1% increase	1% decrease	1% increase	1% decrease
Impact on defined benefit obligation	$805,485	$(980,143)	$(888,861)	$753,703

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(15)	EQUITY

a.	Capital Stock:

i.	UMC had 26,000 million common shares authorized to be issued as of January 1, 2012, December 31, 2012, and December 31, 2013, of which 13,084 million shares, 12,952 million shares and 12,692 million shares were issued as of January 1, 2012, December 31, 2012, and December 31, 2013, respectively, each at a par value of NT$10.

ii.	UMC had 230 million, 230 million and 168 million ADSs, which were traded on the NYSE as of January 1, 2012, December 31, 2012, and December 31, 2013, respectively. The total number of common shares of UMC represented by all issued ADSs were 1,148 million shares, 1,148 million shares and 842 million shares as of January 1, 2012, December 31, 2012, and December 31, 2013, respectively. One ADS represents five common shares.

iii.	On March 14, 2012, UMC cancelled 158 million shares of treasury stock, which were repurchased during the period from January 7 to February 16, 2009 for the purpose of transferring to employees.

iv.	On April 24, 2013, UMC cancelled 300 million shares of treasury stock, which were repurchased during the period from February 4 to March 22, 2010 for the purpose of transferring to employees.

v.	Among the employee stock options issued by UMC on June 19, 2009, 26 million options were exercised during the year ended December 31, 2012. The issuance process was completed through the authority as of December 31, 2012.

vi.	Among the employee stock options issued by UMC on June 19, 2009, there were 43 million options exercised during the year ended December 31, 2013, of which the issuance of 40 million common shares was approved by the authority, and the share registry was updated as of December 31, 2013. The remaining 3 million shares were still pending for authorization as of December 31, 2013, thus, they were classified as Capital collected in advance.

b.	Treasury stock:

i.	UMC carried out treasury stock programs and repurchased its shares from the centralized securities exchange market. The purpose for repurchase and changes in treasury stock for the years ended December 31, 2012 and 2013 are as follows:

For the year ended December 31, 2012

(In thousands of shares)

Purpose	As of January 1, 2012	Increase	Decrease	As of December 31, 2012
For transfer to employees	457,934	—	157,934	300,000

For the year ended December 31, 2013 (In thousands of shares)
Purpose	As of January 1, 2013	Increase	Decrease	As of December 31, 2013
For transfer to employees	300,000	200,000	300,000	200,000

ii.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As of December 31, 2012 and 2013, the treasury stock held by UMC did not exceed the threshold.

iii.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries and associates is treated as treasury stock. According to the Company Act of R.O.C., these subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.	As of January 1, 2012, December 31, 2012 and December 31, 2013, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., and associate, HSUN CHIEH INVESTMENT CO., LTD., held 16 million and 441 million shares, respectively, of UMC’s stock as available-for-sale financial assets. The closing prices of UMC’s stock on January 1, 2012, December 31, 2012 and December 31, 2013 were NT$12.70, NT$11.70 and NT$12.35, respectively.

c.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of all taxes and dues;

ii.	Offset prior years’ operation losses;

iii.	Appropriate 10% of the remaining amount after deducting items (i) and (ii) as a legal reserve;

iv.	Appropriate or reverse special reserve in accordance with relevant laws or regulations, and

v.	Appropriate 0.1% of the remaining amount after deducting items (i), (ii), (iii) and (iv) as directors’ remuneration; and

vi.	After deducting items (i), (ii), (iii) and (iv) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employee stock bonus.

vii.	The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the stockholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, funding requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the stockholders’ meeting. UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to stockholders, if any, may be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

According to the regulations of Taiwan Financial Supervisory Commission (FSC), UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

The Company estimated the amounts of the employee bonuses and remunerations to director for the years ended December 31, 2012 and 2013. The board of directors estimated the amount by taking into consideration UMC’s Articles of Incorporation, government regulations and industry averages. The estimated employee bonus and remunerations to directors are recognized in the profit or loss during the period when earned. If the board of directors subsequently modifies the estimates significantly, UMC will recognize the change as an adjustment in the profit or loss in the same period. The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year. Upon stockholders’ approval, the number of shares distributed as share dividends is calculated based on the total approved bonus amount divided by the closing price one day prior to the approved date with the consideration of the impacts of ex-right/ex-dividend. Compensation expense relating to stock bonus is remeasured at fair market value at the date of stock distribution. Information on the above mentioned employees bonuses and remuneration to directors and supervisors can be obtained from the “Market Observation Post System” on the website of the TSE.

The appropriation and compensation of 2013 unappropriated retained earnings have not yet been approved by the stockholders’ meeting as of the reporting date. Information on the board of directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.

The distributions of cash dividend, employee bonus and directors’ remuneration for 2012 and 2013 were approved through the stockholders’ meeting and the board of directors’ meeting held on June 11, 2013 and April 16, 2014, respectively. The details of distribution were as follows:

	2012		2013
Cash Dividend	NT$	0.40 per share	NT$	0.01 per share
Employee bonus – Cash (in thousand NT$)		1,040,179		1,162,656
Directors’ remuneration (in thousand NT$)		6,950		11,746

The aforementioned 2012 employees bonuses and remuneration to directors approved during stockholders’ meeting, were consistent with the resolutions of meeting of board of directors held on March 13, 2013.

The aforementioned cash dividend for 2012 was adjusted to NT$0.40639654 per share due to the net decrease in outstanding common stock as a result of newly issued shares to settle employee stock options exercised and the outstanding shares that the Company bought back from the market. The distribution was approved through the board of directors’ meeting held on June 19, 2013.

In addition, the board of directors’ meeting held on April 16, 2014 resolved a cash distribution of approximate to NT$0.5 per share, among which approximate to NT$0.49 per share is from additional paid-in capital while the remaining is from earnings.

d.	Non-controlling interests:

	For the years ended December 31,
	2012	2013
Balance as of January 1	$4,387,876	$2,571,139
Attributable to non-controlling interests:
Net loss	(1,945,526)	(525,243)
Other comprehensive income (loss)	(5,162)	11,220
Adjustments arising from changes in percentage of ownership in subsidiaries	165,774	(600,009)
Effect of consolidation (deconsolidation) of subsidiaries	(31,823)	2,862,881

Balance as of December 31	$2,571,139	$4,319,988

(16)	EMPLOYEE STOCK OPTIONS

On December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of FSC, Executive Yuan, to issue employee stock options with a total number of 350 million, 500 million and 500 million units, respectively. Each unit entitled an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options would be made through the issuance of new shares by the Company. The exercise prices of the options were set at the closing prices of the Company’s common stock on the dates of grant. The contractual lives were 6 years and an optionee might exercise the options in accordance with certain schedules as prescribed by the plans after 2 years from the dates of grant. Detailed information relevant to the employee stock options was disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding as of December 31, 2013 (in thousands)	Shares available to option holders as of December 31, 2013 (in thousands) (Note)	Exercise price (NT$) (Note)
January 4, 2006	39,290	—	—	$23.17
May 22, 2006	42,058	—	—	$25.19
August 24, 2006	28,140	—	—	$24.09
December 13, 2007	500,000	—	—	$18.03
June 19, 2009	300,000	87,768	87,768	$10.40

Total	909,488	87,768	87,768

Note:	The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate. Each option unit entitled an optionee to subscribe approximately 0.7 share of the Company’s common stock. The exercise prices of the options were also adjusted according to capital reduction rate. The number of subscribed shares that each stock option granted after August 7, 2007 remains to be 1.

a.	A summary of the Company’s stock option plan and related information for the years ended December 31, 2012 and 2013 was as follows:

	For the years ended December 31,
	2012			2013
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)
Outstanding at beginning of period	560,526	547,724	$16.09	465,006	465,006	$15.86
Exercised	(25,588)	(25,588)	$10.40	(42,540)	(42,540)	$10.40
Forfeited	(38,969)	(35,544)	$18.23	(12,000)	(12,000)	$16.73
Expired	(30,963)	(21,586)	$24.37	(322,698)	(322,698)	$18.03

Outstanding at end of period	465,006	465,006	$15.86	87,768	87,768	$10.40

Exercisable at end of period	395,142	395,142	$16.71	82,839	82,839	$10.40

b.	The information on the Company’s outstanding stock options as of December 31, 2013 was as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average expected remaining years	Weighted- average exercise price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)
2009.05.12	$10.40	87,768	87,768	1.46	$10.40	82,839	82,839	$10.40

The weighted-average share price at the date of exercise of employee stock options for the years ended December 31, 2012 and 2013 were NT$13.44 and NT$13.46, respectively.

c.	The options granted between January 1, 2004 and December 31, 2007 have all been vested before the transition date to IFRSs (January 1, 2012), and there has not been any modification to the stock option plans. Effective 2008, the compensation expenses related to the Company’s compensatory employee stock option plan were calculated based on fair value. The compensation expenses for the years ended December 31, 2012 and 2013 were NT$78 million and NT$29 million, respectively.

The fair values of the options outstanding as of December 31, 2012 and 2013 were estimated at the dates of grant using the Black-Scholes options pricing model with the following weighted-average assumptions. The factors for the adoption of IFRS 2 “Share-based Payment” to account for share-based payments were as follows:

Items	Factors
Expected dividend yields	1.98%
Volatility factors of the expected market price of the Company’s common stock	40.63%
Risk-free interest rate	1.01%
Weighted-average expected life	3.16~5.03 years

The aforementioned expected volatility reflects that the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends. The expected option life is based on the historical data of periods for previously granted options. The expected dividend yield is based historical dividend yield. The risk-free interest rate is based on average interest rate for Taiwan Government Bond over a period similar to the life of the option. The estimates used to calculate the fair value of employee stock option cannot predict future events that are likely to occur or the final amounts employees will benefit from these options. In addition, future events will not affect the reasonableness of the initial calculation for fair value for the stock options. The compensation expenses for the stock options will be adjusted annually for the changes in expected forfeiture rates, with the effects recognized in the current period.

(17)	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses were summarized as follows:

	For the years ended December 31,
	2012			2013
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$12,096,177	$4,499,346	$16,595,523	$12,591,125	$4,944,704	$17,535,829
Labor and health insurance	781,756	259,429	1,041,185	719,009	297,857	1,016,866
Pension	650,444	237,118	887,562	799,176	281,573	1,080,749
Other personnel expenses	141,524	53,068	194,592	178,025	74,493	252,518
Depreciation	32,867,330	2,224,916	35,092,246	34,990,350	2,180,969	37,171,319
Amortization	276,070	447,700	723,770	530,897	659,627	1,190,524

(18)	NET OTHER OPERATING INCOME AND EXPENSES

	For the years ended December 31,
	2012	2013
Net rental income (loss) from property	$95,100	$(38,665)
Gain on disposal of property, plant and equipment	386,561	40,897
Impairment reversal (loss) of property, plant and equipment	(3,261,341)	984
Impairment loss of intangible assets	(11,095)	(57,677)
Others	—	(70,871)

Total	$(2,790,775)	$(125,332)

(19)	NON-OPERATING INCOME AND EXPENSES

a.	Other income

	For the years ended December 31,
	2012	2013
Interest income
Bank deposits	$181,413	$264,320
Others	29,958	37,406
Dividend income	1,032,451	789,583

Total	$1,243,822	$1,091,309

b.	Other gains and losses

	For the years ended December 31,
	2012	2013
Gain on valuation of financial assets and liabilities at fair value through profit or loss:
Designated financial assets at fair value through profit or loss	$37,452	$11,446
Financial assets held for trading	11,866	—
Embedded derivative financial liabilities	—	229,262
Loss on valuation of financial assets and liabilities at fair value through profit or loss:
Financial assets held for trading	—	(49,022)
Embedded derivative financial liabilities	(667,159)	—
Impairment loss:
Available-for-sale financial assets, noncurrent	(501,407)	(1,132,353)
Financial assets measured at cost, noncurrent	(182,080)	(143,422)
Investments accounted for under the equity method	(223,695)	—
Gain on disposal of investments	4,830,419	2,224,418
Other gains and losses	677,751	710,881

Total	$3,983,147	$1,851,210

c.	Finance costs

	For the years ended December 31,
	2012	2013
Interest expenses
Bonds payable	$194,034	$356,586
Bank loans	263,058	239,438
Others	915	208
Financial expenses	80,262	82,174

Total	$538,269	$678,406

(20)	COMPONENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

	For the year ended December 31, 2012
	Arising during the period	Reclassification adjustments during the period	Other comprehensive loss, before tax	Income tax effect	Other comprehensive loss, net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(2,802,004)	$—	$(2,802,004)	$(426,326)	$(3,228,330)
Unrealized gain (loss) on available-for-sale financial assets	1,563,832	(4,153,340)	(2,589,508)	97,021	(2,492,487)
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(263,908)	(13)	(263,921)	21,678	(242,243)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	(499,226)	—	(499,226)	81,736	(417,490)

Total other comprehensive loss	$(2,001,306)	$(4,153,353)	$(6,154,659)	$(225,891)	$(6,380,550)

	For the year ended December 31, 2013
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$1,416,910	$(1,571,523)	$(154,613)	$424,551	$269,938
Unrealized gain (loss) on available-for-sale financial assets	223,917	(1,080,243)	(856,326)	72,674	(783,652)
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	381,170	(18,679)	362,491	(29,225)	333,266
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	456,478	—	456,478	(77,623)	378,855

Total other comprehensive income (loss)	$2,478,475	$(2,670,445)	$(191,970)	$390,377	$198,407

(21)	INCOME TAX

a.	The major components of income tax expense for the years ended December 31, 2012 and 2013 were as follows:

i.	Income tax expense recorded in profit or loss

	For the years ended December 31,
	2012	2013
Current income tax expense:
Current income tax charge	$851,782	$554,592
Adjustments in respect of current income tax of prior periods	(13,437)	55,318
Deferred income tax expense (benefit):
Deferred income tax expense related to origination and reversal of temporary differences	877,756	1,086,871
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	1,844,276	1,402,632
Adjustment of prior year’s deferred income tax	7,064	(201,548)
Deferred tax expense arising from write-down or reversal of write-down of deferred tax asset	(1,421,458)	(641,031)

Income tax expense recorded in profit or loss	$2,145,983	$2,256,834

ii.	Income tax relating to components of other comprehensive income (loss)

	For the years ended December 31,
	2012	2013
Exchange differences on translation of foreign operations	$(426,326)	$424,551
Unrealized loss on available-for-sale financial assets	97,021	72,674
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	21,678	(29,225)
Remeasurements of defined benefit pension plans	81,736	(77,623)

Income tax relating to components of other comprehensive income (loss)	$(225,891)	$390,377

iii.	Deferred income tax charged directly to equity

	For the years ended December 31,
	2012	2013
Temporary difference arising from the initial recognition of the equity component separately from the liability component	$1,155	$16,406
Adjustment of net assets of investee accounted for using equity method	56	1,237

Income tax relating to equity	$1,211	$17,643

b.	A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the years ended December 31,
	2012	2013
Income before tax from continuing operations	$6,294,605	$14,340,472

At UMC’s statutory income tax rate of 17%	1,070,083	2,437,880
Adjustments in respect of current income tax of prior periods	(13,437)	55,318
Net change in loss carry-forward and investment tax credits	951,777	1,837,319
Tax effect of deferred tax assets/liabilities	545,805	(396,514)
Tax effect of non-taxable income and not-deductible expenses:
Tax exempt income	(143,568)	(97,322)
Investment gain-domestic	(1,188,791)	(1,744,070)
Dividend income	(171,479)	(107,915)
Other not-deductible expenses	398,712	240,408
Basic tax	7,985	—
Effect of different tax rates applicable to UMC and its subsidiaries	597,997	(52,235)
Others	90,899	83,965

Total income tax expenses recorded in profit or loss	$2,145,983	$2,256,834

c.	Significant components of deferred income tax assets and liabilities were as follows:

	As of January 1, 2012		As of December 31, 2012		As of December 31, 2013
	Amount	Tax effect	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$2,402,503		$1,875,168		$1,057,519
Depreciation	$44,861	12,103	$25,160	8,248	$2,966,796	449,343
Loss carry-forward	29,767	5,308	22,783	2,889	17,013	1,988
Pension	3,723,028	632,915	4,218,265	717,105	3,774,866	641,727
Allowance for sales returns and discounts	121,147	20,595	543,101	92,327	311,006	52,871
Allowance for inventory valuation losses	1,220,211	207,436	1,929,123	327,951	1,402,764	234,236
Investment loss	2,837,924	428,260	2,476,372	383,910	1,213,920	231,485
Others	150,302	41,525	119,591	25,937	230,337	55,088

Total deferred income tax assets		3,750,645		3,433,535		2,724,257

Deferred income tax liabilities
Unrealized exchange gain	(1,529,494)	(260,016)	(1,610,646)	(273,810)	(1,696,869)	(288,468)
Depreciation	—	—	(5,783,132)	(983,133)	(10,179,003)	(1,708,899)
Investment gain	(12,613,762)	(1,056,474)	(12,538,014)	(1,302,367)	(10,153,845)	(864,082)
Convertible bond option	(515,348)	(87,609)	(390,766)	(66,430)	(178,868)	(30,407)
Amortizable assets	—	—	—	—	(2,629,442)	(394,416)
Others	(265,285)	(38,175)	(247,652)	(35,296)	(258,940)	(39,160)

Total deferred income tax liabilities		(1,442,274)		(2,661,036)		(3,325,432)

Net deferred income tax assets (liabilities)		$2,308,371		$772,499		$(601,175)

d.	Movement of deferred tax

	For the years ended December 31,
	2012	2013
Balance at January 1	$2,308,371	$772,499
Increase from business combination	—	(132,264)
Disposal of subsidiaries	(2,095)	—
Amounts recognized in profit or loss during the period	(1,307,638)	(1,646,924)
Amounts recognized in other comprehensive income	(225,891)	390,377
Amounts recognized in equity	1,211	17,643
Exchange adjustments	(1,459)	(2,506)

Balance at December 31	$772,499	$(601,175)

e.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2013, tax years of 2011 and 2012 are open to Tax Authority’s examination in Taiwan, while in other foreign jurisdictions, years 2008-2012 are open to relevant Tax Authority’s examination.

f.	UMC was granted several five-year income tax exemption periods with respect to income derived from the expansion of operations. The income tax exemption periods will expire on December 31, 2015.

g.	The Company generates investment tax credits for the amount invested in production equipment, research and development, and employee training. The Company’s unused investment tax credits were as follows:

As of January 1, 2012

Expiration year	Investment tax credits earned	Balance of unused investment tax credits
2012	$1,974,696	$1,974,696
2013	1,915,663	1,915,614
2014	2,144,587	2,144,587
2015	263,971	263,971

	$6,298,917	$6,298,868

As of December 31, 2012

Expiration year	Investment tax credits earned	Balance of unused investment tax credits
2013	$1,890,302	$1,889,355
2014	2,146,028	2,146,028
2015	304,011	304,011

	$4,340,341	$4,339,394

As of December 31, 2013

Expiration year	Investment tax credits earned	Balance of unused investment tax credits
2014	$2,146,004	$2,140,053
2015	584,388	584,388
2016	5,596	5,596

	$2,735,988	$2,730,037

h.	The unutilized accumulated losses for the Company were as follows:

As of January 1, 2012

Expiration year	Accumulated loss	Unutilized accumulated loss
2012	$4,857,839	$4,857,839
2013	1,376,899	1,376,899
2014	275,708	275,708
2015	1,835,513	1,835,513
2016	2,367,031	2,367,031
2017	1,143,998	1,143,998
2018	1,816,248	1,816,248
2019	699,350	699,350
2020	928,998	928,998
2021	9,600,438	9,600,438

	$24,902,022	$24,902,022

As of December 31, 2012

Expiration year	Accumulated loss	Unutilized accumulated loss
2013	$1,185,211	$1,185,211
2014	178,024	178,024
2015	149,827	149,827
2016	24,588	21,616
2017	1,447,962	1,447,962
2018	2,161,114	2,161,114
2019	1,571,628	1,571,274
2020	2,230,864	2,226,388
2021	10,440,087	10,430,802
2022	4,445,380	4,445,380
2032	13,013	12,064

	$23,847,698	$23,829,662

As of December 31, 2013

Expiration year	Accumulated loss	Unutilized accumulated loss
2014	$68	$68
2015	149,827	149,827
2016	60,750	60,750
2017	79,201	79,201
2018	232,219	232,219
2019	657,265	657,265
2020	893,746	889,270
2021	9,558,545	9,541,695
2022	4,502,030	4,502,030
2023	5,884,261	5,884,261
2032	7,153	6,391
Unlimited duration	9,650	9,650

	$22,034,715	$22,012,627

i.	As of January 1, 2012, December 31, 2012 and December 31, 2013, deferred tax assets that have not been recognized as they may not be used to offset taxable profits amounted to NT$11,695 million, NT$8,687 million and NT$4,826 million, respectively.

j.	Imputation credit information

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Balances of imputation credit amounts	$917,442	$706,674	$1,107,537

The actual creditable ratio for 2012 and the expected creditable ratio for 2013 were 7.21% and 4.07%, respectively.

k.	UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

l.	As of January 1, 2012, December 31, 2012 and December 31, 2013, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries, amounted to NT$7,977 million, NT$2,396 million and NT$7,928 million, respectively.

(22)	EARNINGS PER SHARE

a.	Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent entity by the weighted-average number of ordinary shares outstanding during the year. The reciprocal shareholdings held by subsidiaries and associates are deducted from the computation of weighted-average number of shares outstanding.

	For the years ended December 31,
	2012	2013
Net income attributable to the parent company	$6,094,148	$12,608,881

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,463,761	12,346,456

Earnings per share-basic (NTD)	$0.49	$1.02

b.	Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income attributable to ordinary equity holders of the parent would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds. For employee bonus that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share. Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted earnings per share by application of treasury stock method. The “assumed proceeds” include the exercise price of the options and the average measured but unrecognized compensation expense during the period.

	For the years ended December 31,
	2012	2013
Net income attributable to the parent company	$6,094,148	$12,608,881
Effect of dilution
Unsecured convertible bonds	81,339	79,686

Income attributable to the Company’s stockholders	$6,175,487	$12,688,567

Weighted-average number of common stocks for basic earnings per share	12,463,761	12,346,456
Effect of dilution
Employee bonus	151,031	128,787
Employee stock options	22,170	15,949
Unsecured convertible bonds	652,022	659,219

Weighted-average number of common stocks after dilution	13,288,984	13,150,411

Diluted earnings per share (NTD)	$0.46	$0.96

As of December 31, 2012 and 2013, there were respectively 332,656 thousand and nil issued and outstanding stock options, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

(23)	BUSINESS COMBINATIONS

Acquisition of Best Elite International Limited (Best Elite)

The Company acquired additional stocks of Ordinary shares, Series A-1, Series B and B-1 preferred shares representing 48.07% of Best Elite’s total outstanding shares on February 1, 2013 from stockholders of Best Elite, the holding company of HeJian Technology Corp. (HeJian). Therefore, the Company increased its ownership interest in Best Elite from 35.03% to 83.10%. The Company obtained control over Best Elite and the results of Best Elite’s operations have been included in the consolidated financial statements since that date. As a result of the acquisition, the Company expects to expand overseas market, accelerate the growth of sales and to develop operations in multiple strategic geographic regions through HeJian.

The fair values of the identifiable assets and liabilities of Best Elite as of the date of acquisition were:

Fair value recognized on acquisition
Assets
Cash and cash equivalents	$7,018,229
Accounts receivable	1,180,790
Inventories	725,688
Property, plant and equipment	6,318,208
Intangible assets	43,858
Deferred tax assets	433,427
Other assets	2,853,479
Others	234,050

18,807,729

Liabilities
Accounts payable	(312,922)
Other payables	(588,621)
Deferred tax liabilities	(565,691)
Others	(48,653)

(1,515,887)

Total identifiable net assets	$17,291,842

Gain on bargain purchase:
Consideration transferred	$7,328,163
Add: Value of non-controlling interests	2,823,193
Less: Fair value of identifiable net assets	(17,291,842)

Bargain purchase gain	$(7,140,486)

The transaction resulted in a bargain purchase gain, which is mainly attributed to the Company’s unique position to better utilize the assets, such as improving utilization, and the lack of liquidity of Best Elite’s shares.

The Company elected to measure the non-controlling interests in Best Elite at the non-controlling interests’ proportionate share of Best Elite’s identifiable net assets.

Prior to the acquisition date, the Company accounted for its 35.03% interest in Best Elite as an equity-method investment. The Company remeasured the fair value of the previously held equity interest and recognized a loss from disposal of investments of NT$987 million.

The amounts of revenue and profit before tax of Best Elite included in the Company’s consolidated income statement from the acquisition date to the year ended December 31, 2013 were NT$6,636 million and NT$1,161 million, respectively. The pro forma revenue and the profit before tax were NT$124,410 million and NT$14,252 million, respectively, as if Best Elite had been included in the consolidated results of the Company for the entire year of 2013.

Consideration transferred:
Cash	$4,359,660
Value of previously held equity interest before acquisition	2,968,503

Total	$7,328,163

Cash flows analysis of acquisition:
Cash consideration	$4,359,660
Net cash acquired from the subsidiary	(7,018,229)

Net cash inflows from acquisition	$(2,658,569)

Additional purchases of Best Elite’s equity interests

The Company purchased additional ordinary shares, Series A-1 and Series B-1 preferred shares representing 3.78% of Best Elite’s total outstanding shares on March 14, 2013, and increased its cumulative ownership in Best Elite to 86.88%.

A cash consideration of NT$285 million was paid to the non-controlling interest stockholders. The carrying value of the additional interest acquired was NT$629 million. The difference of NT$344 million between the consideration and the carrying value of the interest acquired was recognized in additional paid-in capital within equity.

Obtained controlling interests in ALLIANCE OPTOTEK CORP. (ALLIANCE)

On May 2, 2013, due to the possible future success of LED lighting industry, the Company acquired additional stocks issued by ALLIANCE, which increased the Company’s ownership interest from 47.99% to 74.51%. The Company obtained control over ALLIANCE and the results of ALLIANCE’s operations have been included in the consolidated financial statements since that date.

The fair values of identifiable assets and liabilities of ALLIANCE as of the date of acquisition were:

Fair value recognized on acquisition
Assets
Cash and cash equivalents	$65,045
Accounts receivable	15,482
Inventories	45,732
Property, plant and equipment	7,683
Intangible assets	63,257
Others	7,006

204,205

Liabilities
Short-term loans	(25,000)
Notes and accounts payable	(9,403)
Other payables	(12,681)
Others	(1,388)

(48,472)

Total identifiable net assets	$155,733

Gain on bargain purchase:
Consideration transferred	$103,002
Add: Value of non-controlling interest	39,688
Less: Fair value of identifiable net assets	(155,733)

Bargain purchase gain	$(13,043)

The Company elected to measure the non-controlling interests in ALLIANCE at the non-controlling interests’ proportionate share of ALLIANCE’s identifiable net assets.

Prior to the acquisition date, the Company accounted for its 47.99% interest in ALLIANCE as an equity-method investment. The Company remeasured the fair value of the previously held equity interest and recognized a gain from disposal of investments of NT$19 million.

The amounts of revenue and loss of ALLIANCE included in the Company’s consolidated income statement from the acquisition date to the year ended December 31, 2013 were NT$65 million and NT$113 million, respectively. The pro forma revenue and the profit before tax were NT$123,837 million and NT$14,333 million, respectively, as if ALLIANCE had been included in the consolidated results of the Company for the entire year of 2013.

Consideration transferred:
Cash	$74,000
Value of previously held equity interest before acquisition	29,002

Total	$103,002

Cash flows analysis of acquisition:
Cash consideration	$74,000
Net cash acquired from the subsidiary	(65,045)

Net cash outflows from acquisition	$8,955

(24)	DECONSOLIDATION OF ONE OF THE COMPANY’S SUBSIDIARIES

In November 2013, the Company lost control over UMC JAPAN (UMCJ) due to the Company selling 100% shares of UMCJ to a third party, MACH SEMICONDUCTOR CO.; accordingly, the Company derecognized the related assets and liabilities of UMCJ.

a.	Assets and liabilities of UMCJ over which the Company lost control:

As of November 30, 2013
Assets
Cash and cash equivalents	$141,501
Accounts receivable	603
Property, plant and equipment	758,993
Others	26,677

927,774

Liabilities
Accounts payable	(75,201)
Accrued pension liabilities	(18,218)
Others	(22,522)

(115,941)

Net assets deconsolidated	$811,833

b.	Consideration received and gain recognized from the transaction:

Cash received	$48,217
Less: Net assets of the subsidiary deconsolidated	(811,833)
Amounts transferred from other comprehensive income to profit	1,571,489
Amounts transferred from deferred unrealized gain to profit	30,497
Other amounts transferred to profit	1,484

Gain on disposal of the subsidiary	$839,854

The gain on disposal of the subsidiary was recognized under other gains and losses in the consolidated statement of comprehensive income for the year ended December 31, 2013.

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary:

Cash received	$48,217
Net cash of subsidiary derecognized	(141,501)

Net cash outflow from deconsolidation	$(93,284)

7.	SIGNIFICANT RELATED PARTY TRANSACTIONS

a.	Significant intercompany transactions between consolidated entities were as follows:

For the year ended December 31, 2012

Entity	Counterparty	Transactions (Note 1)
		Account	Amount	Terms (Note 2)	Percentage of consolidated operating revenues or consolidated total assets (Note 3)
UMC	UMC-USA	Sales	$49,403,054	Net 60 days	43%
UMC	UMC-USA	Accounts receivable	4,645,653	—	2%
UMC	UMCJ	Sales	1,060,035	Net 60 days	1%
UMC	UMCJ	Accounts receivable	180,275	—	0%

For the year ended December 31, 2013

Entity		Transactions (Note 1)
	Counterparty	Account	Amount	Terms (Note 2)	Percentage of consolidated operating revenues or consolidated total assets (Note 3)
UMC	UMC-USA	Sales	$52,581,667	Net 60 days	42%
UMC	UMC-USA	Accounts receivable	5,599,526	—	2%
UMC	UMCJ	Sales	403,888	Net 60 days	0%
UMC	UMC GROUP JAPAN	Sales	3,885,762	Net 60 days	3%
UMC	UMC GROUP JAPAN	Accounts receivable	845,690	—	0%

Note 1:	All the significant intercompany transactions listed above are downstream transactions.

Note 2:	The sales price to the above related parties was determined through mutual agreement based on the market conditions.

Note 3:	The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item’s balance at year-end. For profit or loss items, cumulative balances are used as bases.

b.	Significant transactions between the Company and other related parties were as follows:

(i)	Operating income

	For the years ended December 31,
	2012	2013
Associates	$2,325	$4,942
Joint ventures	217,971	51,154
Other related parties (Note A)	260,892	156,004

Total	$481,188	$212,100

Note A:	Transactions with other related parties are primarily from the operating transactions with SILICON INTEGRATED SYSTEMS CORP. (SIS). The amounts for the years ended December 31, 2012 and 2013 were NT$256 million and NT$156 million, respectively.

(ii)	Accounts receivable, net

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Joint ventures	$125,132	$12,067	$1,081
Other related parties (Note B)	5,498	70,070	1,839

Total	130,630	82,137	2,920
Less: Allowance for sales returns and discounts	(77)	(396)	(66)

Net	$130,553	$81,741	$2,854

Note B:	Balances of other related parties are accounts receivables primarily from SIS. As of January 1, 2012, December 31, 2012 and December 31, 2013, the balances were NT$4 million, NT$70 million and NT$2 million, respectively.

The sales price to the above related parties was determined through mutual agreement based on the market rates. The collection periods for domestic sales to related parties were month-end 45~60 days, while the term for overseas sales was net 60 days.

(iii)	Significant asset transactions

For the year ended December 31, 2013
	Item	Purchase price	Disposal amount	Disposal gain
Associates	Purchase available-for-sale financial assets, noncurrent	$104,919	$—	$—

c.	Key management personnel compensation

	For the years ended December 31,
	2012	2013
Short-term employee benefits	$253,432	$277,659
Post-employment benefits	3,707	3,629
Termination benefits	3,534	—
Share-based payments	8,120	1,935
Others	—	932

Total	$268,793	$284,155

8.	ASSETS PLEDGED AS COLLATERAL

	As of
	January 1, 2012	December 31, 2012	December 31, 2013	Party to which asset(s) was pledged	Purpose of pledge
Deposits-out (Time deposit)	$645,906	$815,040	$815,079	Customs	Customs duty guarantee
Deposits-out (Time deposit)	122,728	122,729	156,658	Science Park Administration	Collateral for land lease
Deposits-out (Time deposit)	43,800	52,800	52,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposits-out (Time deposit)	1,246	1,246	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Deposits-out (Time deposit)	—	—	1,110	Hsinchu Kuang-Fu High School	Cooperative education
Deposits-out (Time deposit)	26,624	—	—	Securities and Futures Investors Protection Center	Negotiation guarantee
Land	699,627	699,627	600,664	First Commercial Bank	Collateral for long-term loans
Buildings	2,007,176	1,814,811	1,630,477	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term loans
Machinery and equipment	9,071,782	7,480,728	6,285,141	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term loans
Furniture and fixtures	84,204	60,702	44,373	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term loans
Construction in progress and equipment awaiting inspection	1,721,465	249,434	87,981	Bank of Taiwan, First Commercial Bank and Mega International Commercial Bank	Collateral for long-term loans

Total	$14,424,558	$11,297,117	$9,675,529

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$12.7 billion. Royalties and development fees payable in future years was NT$4.6 billion as of December 31, 2013.

(2)	The Company entered into several construction contracts for the expansion of its factory premises. As of December 31, 2013, these construction contracts amounted to approximately NT$6 billion and the unpaid portion of the contracts was approximately NT$2.1 billion.

(3)	The Company entered into several operating lease contracts for land and offices. These renewable operating leases will expire in various years through 2033. Future minimum lease payments under those leases are as follows:

	As of
Year	January 1, 2012	December 31, 2012	December 31, 2013
2012	$392,709	$—	$—
2013	351,778	465,508	—
2014	307,260	409,259	410,788
2015	284,195	377,037	376,789
2016	304,152	348,965	329,199
2017	177,418	308,400	294,506
2018 and thereafter	1,237,940	2,269,247	2,157,375

Total	$3,055,452	$4,178,416	$3,568,657

10.	SIGNIFICANT SUBSEQUENT EVENTS

In order to integrate resources and expand operation for improving operating performance and industrial competitiveness, the merger with WIESON TECHNOLOGIES CO., LTD. (WIESON) was resolved by the ALLIANCE OPTOTEK CORP.’s (ALLIANCE) board of directors meeting held on January 23, 2014 and WIESON will be the surviving company. One share of WIESON’s common stock will be given in exchange for 3.75 shares of ALLIANCE’s common stock and the provisional merger date is June 3, 2014. The follow up procedures will be determined after this merger is approved by the ALLIANCE’s stockholders and the authority in charge. ALLIANCE is currently a subsidiary, and upon completion of this merger, the Company will lose control over ALLIANCE.

11.	FINANCIAL RISK AND FAIR VALUE DISCLOSURES

(1)	Categories of financial instruments

	As of
Financial Assets	January 1, 2012	December 31, 2012	December 31, 2013
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$210,341	$72,706	$60,441
Held for trading at fair value	605,301	655,994	633,264

Subtotal	815,642	728,700	693,705

Available-for-sale financial assets	28,569,327	24,306,617	21,690,520

Financial assets measured at cost	3,053,958	3,162,118	4,085,292

Held-to-maturity financial assets	13,524	—	—

Loans and receivables
Cash and cash equivalents (excludes cash on hand)	49,057,658	42,484,519	50,827,039
Receivables	15,249,208	17,096,872	17,547,228
Deposits-out	1,316,904	1,377,327	1,289,975
Other financial assets-current	8,000	104,235	1,997,209

Subtotal	65,631,770	61,062,953	71,661,451

Total	$98,084,221	$89,260,388	$98,130,968

	As of
Financial Liabilities	January 1, 2012	December 31, 2012	December 31, 2013
Financial liabilities at fair value through profit or loss
Embedded derivative financial liabilities in exchangeable bonds	$741,531	$767,605	$1,928

Financial liabilities at amortized cost
Short-term loans	9,411,877	5,772,615	4,643,573
Payables	23,299,236	22,609,985	25,167,912
Capacity deposit (current portion included)	3,031	34,896	90,863
Bonds payable (current portion included)	17,404,788	26,224,353	33,606,417
Long-term loans (current portion included)	11,692,649	14,817,466	11,354,014

Subtotal	61,811,581	69,459,315	74,862,779

Total	$62,553,112	$70,226,920	$74,864,707

(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage market risk, credit risk and liquidity risk related to its operating activities. The Company identifies measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, due approval process by the board of directors and audit committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise of currency risk, interest rate risk, and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and the net effect of the risks related to monetary financial assets and liabilities was minor. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2012 and 2013 increases/decreases by NT$185 million and NT$172 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, due to the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rate of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2012 and 2013 to increase/decrease by NT$21 million and NT$16 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equities markets. The Company’s listed equity investments are classified as financial assets at fair value through profit or loss and available-for-sale financial assets, while unlisted equity securities are classified as available-for-sale financial assets which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the years ended December 31, 2012 and 2013 by NT$14 million and NT$12 million, respectively. A change of 5% in the price of the aforementioned available-for-sale financial instruments could increase/decrease the Company’s other comprehensive income for the years ended December 31, 2012 and 2013 by NT$1,212 million and NT$1,083 million, respectively.

(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigate the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of January 1, 2012, December 31, 2012 and December 31, 2013, accounts receivables from the top ten customers represented 65%, 57% and 49% of the total accounts receivables of the Company, respectively. The credit concentration risk of other accounts receivables is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of January 1, 2012
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Short-term loans	$9,425,054	$—	$—	$—	$9,425,054
Payables	23,299,236	—	—	—	23,299,236
Capacity deposits	3,031	—	—	—	3,031
Bonds payable	6,125,110	—	12,420,903	—	18,546,013
Long-term loans	2,796,883	5,808,708	3,786,852	—	12,392,443

Total	$41,649,314	$5,808,708	$16,207,755	$—	$63,665,777

	As of December 31, 2012
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Short-term loans	$5,781,106	$—	$—	$—	$5,781,106
Payables	22,526,118	—	—	—	22,526,118
Capacity deposits	—	34,896	—	—	34,896
Bonds payable	4,883,189	296,000	20,013,687	2,558,408	27,751,284
Long-term loans	4,854,732	5,681,088	5,086,582	—	15,622,402

Total	$38,045,145	$6,011,984	$25,100,269	$2,558,408	$71,715,806

	As of December 31, 2013
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Short-term loans	$4,671,351	$—	$—	$—	$4,671,351
Payables	24,965,039	—	—	—	24,965,039
Capacity deposits	8,967	81,896	—	—	90,863
Bonds payable	14,445,976	573,500	15,325,037	5,062,867	35,407,380
Long-term loans	3,068,914	7,601,215	1,101,865	—	11,771,994

Total	$47,160,247	$8,256,611	$16,426,902	$5,062,867	$76,906,627

(6)	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

• Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

• Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

• Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.	Assets and liabilities measured and recorded at fair value:

The following tables summarize the assets and liabilities measured and recorded at fair value on a recurring basis.

	As of January 1, 2012
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$695,931	$—	$—	$695,931
Available-for-sale financial assets, current	5,124,780	—	—	5,124,780
Financial assets at fair value through profit or loss, noncurrent	119,711	—	—	119,711
Available-for-sale financial assets, noncurrent	20,662,353	140,121	2,642,073	23,444,547
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	741,531	—	741,531

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$655,994	$—	$—	$655,994
Available-for-sale financial assets, current	4,330,880	—	—	4,330,880
Financial assets at fair value through profit or loss, noncurrent	72,706	—	—	72,706
Available-for-sale financial assets, noncurrent	17,164,189	91,233	2,720,315	19,975,737
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	767,605	—	767,605

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$633,264	$—	$—	$633,264
Available-for-sale financial assets, current	2,134,379	—	—	2,134,379
Financial assets at fair value through profit or loss, noncurrent	60,441	—	—	60,441
Available-for-sale financial assets, noncurrent	15,548,402	177,406	3,830,333	19,556,141
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	1,928	—	1,928

Fair values of financial assets at fair value through profit or loss and available-for-sale financial assets that are categorized into level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators. If there are restrictions on the sale or transfer of an available-for-sale financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

The Company issued exchangeable bonds which contain a compound derivative instrument, comprising of the exchange option with a fixed foreign exchange rate feature and a call option. The compound derivative instrument is classified as liabilities carried at fair value through profit or loss. The derivatives are fair valued using the valuation model. The valuation model uses the market-based observable inputs including share price, volatility, credit spread, and swap rates.

During the years ended December 31, 2012 and 2013, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2012	$2,417,477	$43,396	$181,200	$2,642,073
Recognized in profit (loss)	(233,470)	(30,749)	—	(264,219)
Recognized in other comprehensive income (loss)	286,055	32,631	(15,900)	302,786
Acquisition	257,396	—	—	257,396
Disposal	(276,151)	—	—	(276,151)
Transfer to Level 3	62,275	—	—	62,275
Exchange effect	(3,845)	—	—	(3,845)

As of December 31, 2012	$2,509,737	$45,278	$165,300	$2,720,315

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2013	$2,509,737	$45,278	$165,300	$2,720,315
Recognized in profit (loss)	(737,299)	(8,004)	—	(745,303)
Recognized in other comprehensive income (loss)	396,061	1,932	147,300	545,293
Acquisition	795,499	—	—	795,499
Disposal	(32,432)	(39,206)	—	(71,638)
Transfer to Level 3	646,167	—	—	646,167
Transfer out of Level 3	(60,000)	—	—	(60,000)

As of December 31, 2013	$3,517,733	$—	$312,600	$3,830,333

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

The following tables summarize the assets measured and recorded at fair value on a nonrecurring basis.

For the year ended December 31, 2012

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Total losses
Financial assets measured at cost, noncurrent	$—	$—	$—	$—	$182,080
Investments accounted for under the equity method	201,689	—	185,143	16,546	223,695
Property, plant and equipment and intangible assets, net	6,015,699	—	—	6,015,699	3,272,436

Financial assets measured at cost, noncurrent, investments accounted for under the equity method, property, plant and equipment and intangible assets, net with a total carrying amount of NT$9,895 million were written down to their fair values in total of NT$6,217 million, resulting in an aggregate impairment charge of NT$3,678 million included in earnings for the year ended December 31, 2012.

For the year ended December 31, 2013

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Total losses
Financial assets measured at cost, noncurrent	$—	$—	$—	$—	$143,422
Property, plant and equipment and intangible assets, net	—	—	—	—	56,693

Financial assets measured at cost, noncurrent, property, plant and equipment and intangible assets, net with a total carrying amount of NT$200 million were written down to nil for the year ended December 31, 2013.

Some of the Company’s non-public instruments classified as financial assets measured at cost, noncurrent and investments accounted for under the equity method were considered to be impaired. The fair value of certain investments classified as financial assets measured at cost, noncurrent are determined to be zero because the net assets of these investees are so low that the deficit is unlikely to be recovered. The fair value of some of the Company’s equity investments accounted for under the equity method was determined based on the contract selling price which the Company considered to be quoted prices in an inactive market, or determined using the discounted cash flow model, considering the investee’s current and expected operating performance, industry trends, and competitive advantages.

For the property, plant and equipment and intangible assets which were impaired, as their carrying amount exceeds the recoverable amount, recoverable amount of these assets was determined based on observable inputs by reference to comparable sales data and published market price with insignificant adjustment for economic lives, local price index, capacity utilization, equipment-related inflation indices and physical condition.

Upon early adoption of the IAS 36 amendment which was issued in May 2011 and effective for annual periods beginning on or after January 1, 2014, the Company revised the disclosure of the recoverable amount of an asset (including goodwill) or a cash-generating unit when an impairment loss has been recognized or reversed during the period.

b.	Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payables was estimated by the market price or estimated using valuation model. The model uses market-based observable inputs including share price, volatility, credit spread and swap rates. The fair value of long-term loans was determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, held to maturity financial assets-current, deposits-out, short-term loans, payables and capacity deposits approximated their carrying amount due to their maturities within one year.

As of January 1, 2012

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Book value
Bonds payables (current portion included)	$15,458,061	$—	$15,458,061	$—	$17,404,788
Long-term loans (current portion included)	11,692,649	—	11,692,649	—	11,692,649
Investments accounted for under the equity method with quoted market price	77,930	77,930	—	—	87,483

As of December 31, 2012

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Book value
Bonds payables (current portion included)	$25,583,972	$10,049,710	$15,534,262	$—	$26,224,353
Long-term loans (current portion included)	14,817,466	—	14,817,466	—	14,817,466
Investments accounted for under the equity method with quoted market price	94,922	94,922	—	—	78,621

As of December 31, 2013

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Book value
Bonds payables (current portion included)	$33,414,971	$20,054,158	$13,360,813	$—	$33,606,417
Long-term loans (current portion included)	11,354,014	—	11,354,014	—	11,354,014

(7)	Significant assets and liabilities denominated in foreign currencies

The functional currency of UMC and some of its subsidiaries is New Taiwan Dollar, while other subsidiaries have functional currencies in U.S. Dollar, Japanese Yen or Chinese Renminbi. The exchange rates used to translate the Company’s assets and liabilities denominated in foreign currencies are disclosed as follows:

	As of
	January 1, 2012			December 31, 2012			December 31, 2013
	Foreign currency (thousand)	Exchange rate	NTD (thousand)	Foreign currency (thousand)	Exchange rate	NTD (thousand)	Foreign currency (thousand)	Exchange rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,205,374	30.20	$36,401,034	$1,494,046	28.97	$43,281,274	$1,668,006	29.79	$49,687,584
JPY	17,724,488	0.3887	6,888,793	11,346,947	0.3343	3,792,840	6,532,160	0.2812	1,837,052
EUR	11,088	39.07	433,230	8,333	38.09	317,432	19,132	41.01	784,571
SGD	36,370	23.22	844,517	35,696	23.66	844,562	37,260	23.58	878,590
RMB	47,833	4.79	229,150	72,813	4.61	335,485	92,829	4.91	456,035

Non-monetary items
USD	88,644	30.21	2,677,938	47,556	29.05	1,381,468	65,170	29.80	1,942,062
CHF	1,764	32.10	56,624	2,324	31.73	73,741	1,968	33.57	66,060

Investments accounted for under the equity method - associates
USD	226,017	29.80	6,734,280	256,113	28.94	7,412,734	120,420	29.74	3,580,715
SGD	9,313	23.08	214,918	8,089	23.37	189,012	6,654	22.95	152,713

Investments accounted for under the equity method - joint ventures
EUR	1,120	40.69	45,573	1,192	38.28	45,647	8,581	40.40	346,639
RMB	155,324	4.70	729,461	149,297	4.61	688,008	146,505	4.87	714,120

Financial Liabilities
Monetary items
USD	688,356	30.31	20,863,644	651,891	29.08	18,957,030	649,976	29.90	19,434,286
JPY	7,486,308	0.3924	2,937,409	7,328,597	0.3386	2,481,464	6,280,286	0.2872	1,803,698
EUR	7,230	39.36	284,563	7,158	38.67	276,796	8,082	41.46	335,075
SGD	25,851	23.40	604,925	30,192	23.84	719,785	35,601	23.76	845,888
RMB	21,647	4.81	104,137	33,243	4.62	153,702	17,189	4.96	85,311

12.	OPERATING SEGMENT INFORMATION

(1)	The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company is organized into business units based on its products and services. As of December 31, 2013, the Company had the following segments: wafer fabrication and new business. There were no material differences between the accounting policies, described in Note 4, and those applied by the operating segments. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED), each of which discrete financial information was not regularly reported to the Company’s chief operating decision maker separately.

Reportable segment information for the years ended December 31, 2012 and 2013 were as follows:

	For the year ended December 31, 2012
	Wafer fabrication	New business	Subtotal	Adjustment and elimination (Note)	Consolidated
Net revenue from external customers	$108,623,475	$7,051,288	$115,674,763	$—	$115,674,763
Net revenue from sales among intersegments	72,502	2,100	74,602	(74,602)	—
Segment net income (loss), net of tax	6,094,148	(5,582,991)	511,157	3,637,465	4,148,622
Capital expenditure	51,035,489	1,150,421	52,185,910	—	52,185,910
Depreciation	32,933,134	2,185,264	35,118,398	—	35,118,398
Share of profit or loss of associates and joint ventures	(2,807,797)	(199,676)	(3,007,473)	3,670,852	663,379
Income tax expense	2,095,121	50,862	2,145,983	—	2,145,983
Impairment loss	2,657,634	1,521,984	4,179,618	—	4,179,618

	For the year ended December 31, 2013
	Wafer fabrication	New business	Subtotal	Adjustment and elimination (Note)	Consolidated
Net revenue from external customers	$116,781,465	$7,030,171	$123,811,636	$—	$123,811,636
Net revenue from sales among intersegments	94,116	13,190	107,306	(107,306)	—
Segment net income (loss), net of tax	12,710,001	(2,553,381)	10,156,620	1,927,018	12,083,638
Capital expenditure	31,970,899	940,453	32,911,352	—	32,911,352
Depreciation	35,008,525	2,233,263	37,241,788	—	37,241,788
Share of profit or loss of associates and joint ventures	(1,244,083)	14,996	(1,229,087)	1,927,018	697,931
Income tax expense	2,224,378	32,456	2,256,834	—	2,256,834
Impairment loss	1,047,500	284,968	1,332,468	—	1,332,468

	As of January 1, 2012
	Wafer fabrication	New business	Subtotal	Adjustment and elimination (Note)	Consolidated
Segment assets	$259,300,475	$29,638,985	$288,939,460	$(9,603,234)	$279,336,226

Segment liabilities	$54,132,162	$15,692,674	$69,824,836	$(44,835)	$69,780,001

	As of December 31, 2012
	Wafer fabrication	New business	Subtotal	Adjustment and elimination (Note)	Consolidated
Segment assets	$266,038,231	$21,030,652	$287,068,883	$(5,855,090)	$281,213,793

Segment liabilities	$66,922,360	$12,629,902	$79,552,262	$(25,766)	$79,526,496

	As of December 31, 2013
	Wafer fabrication	New business	Subtotal	Adjustment and elimination (Note)	Consolidated
Segment assets	$281,932,440	$17,775,044	$299,707,484	$(5,793,557)	$293,913,927

Segment liabilities	$74,267,468	$10,030,536	$84,298,004	$(28,063)	$84,269,941

Note: The adjustment primarily consisted of intragroup elimination entries.

(2)	Geographic information

a.	Revenue from external customers

	For the years ended December 31,
	2012	2013
Taiwan	$42,129,998	$40,749,257
Singapore	32,045,103	29,467,778
China (includes Hong Kong)	6,081,805	11,798,261
Japan	2,918,334	4,584,979
USA	15,370,089	15,311,681
Others	17,129,434	21,899,680

Total	$115,674,763	$123,811,636

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

b.	Non-current assets

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Taiwan	$119,957,637	$140,128,297	$137,691,859
Singapore	29,992,938	21,989,707	24,241,732
China (includes Hong Kong)	600,334	3,449	8,813,088
Japan	4,128,297	908,573	90
USA	20,905	16,406	19,591
Others	9,470	218,121	214,337

Total	$154,709,581	$163,264,553	$170,980,697

Non-current assets include property, plant and equipment, intangible assets, prepayment for equipments and other noncurrent assets.

(3)	Major customers

Individual customers accounting for at least 10% of net sales for the years ended December 31, 2012 and 2013 were as follows:

	For the years ended December 31,
	2012	2013
Customer A from wafer fabrication segment	$15,992,963	$17,122,660
Customer B from wafer fabrication segment	13,713,938	7,836,021

Total	$29,706,901	$24,958,681

13.	CAPITAL MANAGEMENT

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value. The Company is to also ensure its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the balance sheet minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

During 2013, the Company’s strategy, which was unchanged from 2012, was to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of January 1, 2012, December 31, 2012 and December 31, 2013 were as follows:

	As of
	January 1, 2012	December 31, 2012	December 31, 2013
Total liabilities	$69,780,001	$79,526,496	$84,269,941
Less: Cash and cash equivalents	(49,062,128)	(42,488,490)	(50,830,678)

Net debt	20,717,873	37,038,006	33,439,263
Total equity	209,556,225	201,687,297	209,643,986

Total capital	$230,274,098	$238,725,303	$243,083,249

Debt to capital ratios	9.00%	15.51%	13.76%

14.	FIRST TIME ADOPTION OF IFRSs

(1)	Basis of preparation of IFRSs

For all periods up to and including the year ended December 31, 2012, the Company prepared its financial statements in accordance with generally accepted accounting principles in R.O.C. (R.O.C. GAAP). The year ended December 31, 2013 was the first reporting period the Company prepared consolidated financial statements in accordance with IFRSs.

Accordingly, the Company prepared its financial statements to comply with IFRSs beginning from January 1, 2013 as described in Note 4 with retrospective adjustments made to the opening balance as of January 1, 2012 (date of transition to IFRSs) in accordance with IFRS 1.

(2)	Exemptions applied in accordance with IFRS 1

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain IFRSs. The Company applied the exemptions of IFRS 3 which was not applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2012. By applying this exemption, immediately after the business combination, the carrying amount in accordance with R.O.C. GAAP of assets acquired and liabilities assumed in that business combination, shall be their deemed cost in accordance with IFRSs at that date. The subsequent measurement of these assets and liabilities will be in accordance with IFRSs. Under IFRS 1, the carrying amount of goodwill in the opening IFRSs balance sheet shall be its carrying amount in accordance with R.O.C. GAAP at December 31, 2011, after testing for impairment and any reclassification to intangible assets that are required to be recognized. The Company performed goodwill impairment testing as at the date of transition to IFRSs and no impairment loss was recognized as at that date.

(3)	Impacts of transition to IFRSs

The following tables contain reconciliations in accordance with IFRS 1 of consolidated balance sheets as of January 1, 2012 and December 31, 2012 and statement of comprehensive income for the year ended December 31, 2012:

a.	Reconciliation of the consolidated balance sheet as of January 1, 2012

R.O.C. GAAP		Impact of transition to IFRSs		IFRSs
Items	Amount	Remeasurements	Presentation	Amount	Items	Note
Current assets					Current assets
Cash and cash equivalents	$49,070,128	$—	$(8,000)	$49,062,128	Cash and cash equivalents
Financial assets at fair value through profit or loss, current	695,931	—	—	695,931	Financial assets at fair value through profit or loss, current
Available-for-sale financial assets, current	5,124,780	—	—	5,124,780	Available-for-sale financial assets, current
Held-to-maturity financial assets, current	13,524	—	—	13,524	Held-to-maturity financial assets, current
Notes receivable	74,572	—	—	74,572	Notes receivable
Accounts receivable, net	14,390,541	—	—	14,390,541	Accounts receivable, net
Accounts receivable-related parties, net	130,553	—	—	130,553	Accounts receivable- related parties, net
Other receivables	724,563	—	(71,021)	653,542	Other receivables
—	—	—	84,566	84,566	Current tax assets
Inventories, net	12,709,276	(5,570)	—	12,703,706	Inventories, net	ii
Prepaid expenses	804,789	—	(13,546)	791,243	Prepayments
Non-current assets held for sale	583	—	—	583	Non-current assets held for sale
Deferred income tax assets, current	297,943	—	(297,943)	—	—	vi
Restricted assets	20,331	—	8,000	28,331	Other current assets

Total current assets	84,057,514	(5,570)	(297,944)	83,754,000	Total current assets

Funds and investments					Non-current assets
Financial assets at fair value through profit or loss, noncurrent	119,711	—	—	119,711	Financial assets at fair value through profit or loss, noncurrent
Available-for-sale financial assets, noncurrent	18,835,224	4,609,323	—	23,444,547	Available-for-sale financial assets, noncurrent	i
Financial assets measured at cost, noncurrent	8,298,967	(5,245,009)	—	3,053,958	Financial assets measured at cost, noncurrent	i
Long-term investments accounted for under the equity method	11,275,894	(2,133,406)	—	9,142,488	Investments accounted for under the equity method	i,vii,viii
Prepayment for long-term investments	44,392	—	—	44,392	Prepayment for investments

Total funds and investments	38,574,188	(2,769,092)	—	35,805,096	—

Property, plant and equipment, net	149,324,300	1,784,051	(9,246,789)	141,861,562	Property, plant and equipment	ii,iii

Total intangible assets	350,860	—	1,132,921	1,483,781	Intangible assets	iv

Other assets					—
Deferred charges	1,513,157	—	(1,513,157)	—	—	ii,iv
Deferred income tax assets, noncurrent	2,993,953	80,346	676,346	3,750,645	Deferred tax assets	vi
—	—	—	10,319,826	10,319,826	Prepayment for equipments	iii
—	—	—	1,316,904	1,316,904	Deposits-out
Other assets-others	3,017,774	36,343	(2,009,705)	1,044,412	Other assets	ii,iii,iv

Total other assets	7,524,884	116,689	8,790,214	16,431,787	—

Total assets	$279,831,746	$(873,922)	$378,402	$279,336,226	Total assets

R.O.C. GAAP		Impact of transition to IFRSs		IFRSs
Items	Amount	Remeasurements	Presentation	Amount	Items	Note
Current liabilities					Current liabilities
Short-term loans	$9,411,877	$—	$—	$9,411,877	Short-term loans
Financial liabilities at fair value through profit or loss, current	741,531	—	—	741,531	Financial liabilities at fair value through profit or loss, current
Notes and accounts payable	5,010,222	—	—	5,010,222	Notes and accounts payable
Accrued expenses	9,756,579	—	14,741	9,771,320	Other payables	viii
Payable on equipment	8,517,694	—	—	8,517,694	Payables on equipment
Income tax payable	514,977	—	—	514,977	Current tax liabilities
Current portion of long-term liabilities	8,002,051	—	—	8,002,051	Current portion of long-term liabilities
Deferred income tax liabilities, current	32,985	(31,519)	(1,466)	—	—	vi
Other current liabilities	918,038	—	(47,934)	870,104	Other current liabilities	viii

Total current liabilities	42,905,954	(31,519)	(34,659)	42,839,776	Total current liabilities

Long-term liabilities					Non-current liabilities
Bonds payable	11,984,404	—	—	11,984,404	Bonds payable
Long-term loans	9,110,982	—	—	9,110,982	Long-term loans

Total long-term liabilities	21,095,386	—	—	21,095,386	—

Other liabilities					—
Deferred income tax liabilities, noncurrent	35,908	1,026,497	379,869	1,442,274	Deferred tax liabilities	vi
Accrued pension liabilities	3,261,101	699,838	—	3,960,939	Accrued pension liabilities	v
Deposits-in	105,617	—	—	105,617	Deposits-in
Other liabilities-others	302,817	—	33,192	336,009	Other liabilities	viii

Total other liabilities	3,705,443	1,726,335	413,061	5,844,839	—

Total liabilities	67,706,783	1,694,816	378,402	69,780,001	Total liabilities

Stockholders’ equity of parent company					Equity attributable to the parent company
Capital					Capital
Common stock	130,843,416	—	—	130,843,416	Common stock
Capital collected in advance	1,140	—	—	1,140	Capital collected in advance
Additional paid-in capital	46,460,665	267,011	—	46,727,676	Additional paid-in capital	vi,vii
Retained earnings					Retained earnings
Legal reserve	3,442,856	—	—	3,442,856	Legal reserve
Unappropriated earnings	21,056,268	6,519,271	—	27,575,539	Unappropriated earnings	i,ii,iii,v,vi,vii,viii
Adjusting items in stockholders’ equity					Other components of equity
Cumulative translation adjustment	(2,268,792)	75,181	—	(2,193,611)	Exchange differences on translation of foreign operations	i,ii,iii,v,vi,viii
Unrealized gain or loss on financial instruments	14,424,891	(1,902,365)	—	12,522,526	Unrealized gain or loss on available-for-sale financial assets	i,vi,vii,viii
Treasury stock	(6,223,357)	(7,527,836)	—	(13,751,193)	Treasury stock	vii

Total stockholders’ equity of parent company	207,737,087	(2,568,738)	—	205,168,349	Total equity attributable to the parent company

Minority interests	4,387,876	—	—	4,387,876	Non-controlling interests

Total stockholders’ equity	212,124,963	(2,568,738)	—	209,556,225	Total equity

Total liabilities and stockholders’ equity	$279,831,746	$(873,922)	$378,402	$279,336,226	Total liabilities and equity

b.	Reconciliation of the consolidated balance sheet as of December 31, 2012

R.O.C. GAAP		Impact of transition to IFRSs		IFRSs
Items	Amount	Remeasurements	Presentation	Amount	Items	Note
Current assets					Current assets
Cash and cash equivalents	$42,592,725	$—	$(104,235)	$42,488,490	Cash and cash equivalents
Financial assets at fair value through profit or loss, current	655,994	—	—	655,994	Financial assets at fair value through profit or loss, current
Available-for-sale financial assets, current	4,330,880	—	—	4,330,880	Available-for-sale financial assets, current
Notes receivable	25,308	—	—	25,308	Notes receivable
Accounts receivable, net	16,220,832	—	—	16,220,832	Accounts receivable, net
Accounts receivable-related parties, net	81,741	—	—	81,741	Accounts receivable- related parties, net
Other receivables	836,234	—	(67,243)	768,991	Other receivables
—	—	—	77,861	77,861	Current tax assets
Inventories, net	13,023,710	—	—	13,023,710	Inventories, net
Prepaid expenses	1,929,401	—	(10,618)	1,918,783	Prepayments
Non-current assets held for sale	313,171	—	—	313,171	Non-current assets held for sale
Deferred income tax assets, current	890,391	—	(890,391)	—	—	vi
Restricted assets	17,135	—	104,235	121,370	Other current assets

Total current assets	80,917,522	—	(890,391)	80,027,131	Total current assets

Funds and investments					Non-current assets
Financial assets at fair value through profit or loss, noncurrent	72,706	—	—	72,706	Financial assets at fair value through profit or loss, noncurrent
Available-for-sale financial assets, noncurrent	15,116,740	4,858,997	—	19,975,737	Available-for-sale financial assets, noncurrent	i,ix
Financial assets measured at cost, noncurrent	7,963,242	(4,801,124)	—	3,162,118	Financial assets measured at cost, noncurrent	i,ix
Long-term investments accounted for under the equity method	11,792,007	(1,926,124)	—	9,865,883	Investments accounted for under the equity method	viii,ix
Prepayment for long-term investments	34,803	—	—	34,803	Prepayment for investments

Total funds and investments	34,979,498	(1,868,251)	—	33,111,247	—

Property, plant and equipment, net	158,854,035	382,968	706,802	159,943,805	Property, plant and equipment	ii,iii

Total intangible assets	1,357,492	—	1,440,667	2,798,159	Intangible assets	iv

Other assets					—
Deferred charges	1,523,909	(353)	(1,523,556)	—	—	ii,iv
Deferred income tax assets, noncurrent	828,256	227,156	2,378,123	3,433,535	Deferred tax assets	v,vi
—	—	—	343,869	343,869	Prepayment for equipments	iii
—	—	—	1,377,327	1,377,327	Deposits-out
Other assets-others	2,498,206	25,622	(2,345,108)	178,720	Other assets	ii,iii,iv

Total other assets	4,850,371	252,425	230,655	5,333,451	—

Total assets	$280,958,918	$(1,232,858)	$1,487,733	$281,213,793	Total assets

R.O.C. GAAP		Impact of transition to IFRSs		IFRSs
Items	Amount	Remeasurements	Presentation	Amount	Items	Note
Current liabilities					Current liabilities
Short-term loans	$5,772,615	$—	$—	$5,772,615	Short-term loans
Financial liabilities at fair value through profit or loss, current	767,605	—	—	767,605	Financial liabilities at fair value through profit or loss, current
Notes and accounts payable	6,265,920	—	—	6,265,920	Notes and accounts payable
Accrued expenses	10,782,582	—	179,088	10,961,670	Other payables	v
Payable on equipment	5,382,395	—	—	5,382,395	Payables on equipment
Income tax payable	1,191,790	—	—	1,191,790	Current tax liabilities
Current portion of long-term liabilities	8,887,006	—	—	8,887,006	Current portion of long-term liabilities
Deferred income tax liabilities, current	16	—	(16)	—	—
Other current liabilities	983,892	—	(92,381)	891,511	Other current liabilities

Total current liabilities	40,033,821	—	86,691	40,120,512	Total current liabilities

Long-term liabilities					Non-current liabilities
Bonds payable	21,932,193	—	—	21,932,193	Bonds payable
Long-term loans	10,222,620	—	—	10,222,620	Long-term loans

Total long-term liabilities	32,154,813	—	—	32,154,813	—

Other liabilities					—
Deferred income tax liabilities, noncurrent	32,304	1,140,984	1,487,748	2,661,036	Deferred tax liabilities	vi
Accrued pension liabilities	3,366,143	959,806	(86,706)	4,239,243	Accrued pension liabilities	v
Deposits-in	153,745	—	—	153,745	Deposits-in
Other liabilities-others	197,147	—	—	197,147	Other liabilities

Total other liabilities	3,749,339	2,100,790	1,401,042	7,251,171	—

Total liabilities	75,937,973	2,100,790	1,487,733	79,526,496	Total liabilities

Stockholders’ equity of parent company					Equity attributable to the parent company
Capital					Capital
Common stock	129,518,055	—	—	129,518,055	Common stock
Capital collected in advance	3,038	—	—	3,038	Capital collected in advance
Additional paid-in capital	46,994,672	343,251	—	47,337,923	Additional paid-in capital	i,vi,viii,ix
Retained earnings					Retained earnings
Legal reserve	4,476,570	—	—	4,476,570	Legal reserve
Unappropriated earnings	21,428,655	4,472,125	—	25,900,780	Unappropriated earnings	i,ii,v,vi,vii,viii,ix
Adjusting items in stockholders’ equity					Other components of equity
Cumulative translation adjustment	(5,725,284)	44,429	—	(5,680,855)	Exchange differences on translation of foreign operations	i,ii,v,vi,vii,ix
Unrealized gain or loss on financial instruments	10,717,489	(665,617)	—	10,051,872	Unrealized gain or loss on available-for-sale financial assets	i,vi,viii,ix
Treasury stock	(4,963,389)	(7,527,836)	—	(12,491,225)	Treasury stock	viii

Total stockholders’ equity of parent company	202,449,806	(3,333,648)	—	199,116,158	Total equity attributable to the parent company

Minority interests	2,571,139	—	—	2,571,139	Non-controlling interests

Total stockholders’ equity	205,020,945	(3,333,648)	—	201,687,297	Total equity

Total liabilities and stockholders’ equity	$280,958,918	$(1,232,858)	$1,487,733	$281,213,793	Total liabilities and equity

c.	Reconciliation of the consolidated statement of comprehensive income for the year ended December 31, 2012

R.O.C. GAAP		Impact of transition to IFRSs		IFRSs
Items	Amount	Remeasurements	Presentation	Amount	Items	Note
Net operating revenues	$115,674,763	$—	$—	$115,674,763	Net operating revenues
Operating costs	(96,263,178)	(102,313)	—	(96,365,491)	Operating costs	i,iv

Gross profit	19,411,585	(102,313)	—	19,309,272	Gross profit

Unrealized intercompany profit	(89)	—	—	(89)	Unrealized sales profit
Realized intercompany profit	365	—	—	365	Realized sales profit

Gross profit-net	19,411,861	(102,313)	—	19,309,548	Gross profit-net

Operating expenses					Operating expenses
Sales and marketing expenses	(2,748,753)	(54)	—	(2,748,807)	Sales and marketing expenses	i,iv
General and administrative expenses	(3,371,646)	210,375	—	(3,161,271)	General and administrative expenses	i,iv
Research and development expenses	(9,786,831)	325	—	(9,786,506)	Research and development expenses	iv

Subtotal	(15,907,230)	210,646	—	(15,696,584)	Subtotal

—	—	—	(2,790,775)	(2,790,775)	Net other operating income and expenses	iv

Operating income	3,504,631	108,333	(2,790,775)	822,189	Operating income

Non-operating income					Non-operating income and expenses
Interest revenue	211,371	—	(211,371)	—	—
Investment gain accounted for under the equity method, net	718,527	(55,148)	—	663,379	Share of profit or loss of associates and joint ventures	iii,iv
Dividend revenue	1,021,699	10,752	(1,032,451)	—	—	iv
Gain on disposal of property, plant and equipment	661,309	—	(661,309)	—	—
Gain on disposal of investments	5,345,609	(488,401)	(4,857,208)	—	—	iv
Exchange gain, net	353,157	(310,703)	77,883	120,337	Exchange gain, net	ii
Gain on valuation of financial assets	49,319	—	(49,319)	—	—
Other income	815,249	—	(815,249)	—	—
—	—	—	1,243,822	1,243,822	Other income
—	—	—	3,983,147	3,983,147	Other gains and losses

Subtotal	9,176,240	(843,500)	(2,322,055)	6,010,685	—

Non-operating expenses					—
Interest expense	(458,007)	—	458,007	—	—
Loss on disposal of property, plant and equipment	(30,706)	(244,043)	274,749	—	—	i
Financial expenses	(80,262)	—	80,262	—	—
Impairment loss	(3,369,694)	(809,924)	4,179,618	—	—	i,iv
Exchange loss, net	—	77,883	(77,883)	—	—	ii
Loss on valuation of financial liabilities	(667,160)	—	667,160	—	—
Other losses	(72,083)	2,897	69,186	—	—	i,iv
—	—	—	(538,269)	(538,269)	Finance costs

Subtotal	(4,677,912)	(973,187)	5,112,830	(538,269)	—

—	4,498,328	(1,816,687)	2,790,775	5,472,416	Subtotal

Income from continuing operations before income tax	8,002,959	(1,708,354)	—	6,294,605	Income from continuing operations before income tax
Income tax expense	(2,129,038)	(16,945)	—	(2,145,983)	Income tax expense	iv

Net income	$5,873,921	$(1,725,299)	$—	4,148,622	Net income

					Other comprehensive income
				(2,802,004)	Exchange differences on translation of foreign operations
				(2,589,508)	Unrealized loss on available-for-sale financial assets
				(499,226)	Remeasurements of defined benefit pension plans
				(263,921)	Share of other comprehensive income of associates and joint ventures
				(225,891)	Income tax related to components of other comprehensive income

				(6,380,550)	Total other comprehensive loss, net of tax

				$(2,231,928)	Total comprehensive loss, net of tax

d.	Material adjustments to the consolidated statement of cash flows for the year ended December 31, 2012

The transition from R.O.C. GAAP to IFRSs did not have a material impact on the statement of cash flows. The statement of cash flows prepared under R.O.C. GAAP was reported using the indirect method. Furthermore, cash flows from interest and dividends received and interest paid were classified as cash flows from operating activities and interest and dividends received were not disclosed separately. However, in accordance with the requirements under IAS 7 “Statement of Cash Flows”, the interest received for the year ended December 31, 2012, is disclosed in the statement of cash flows in the amount of NT$215 million. The interest payments for the year ended December 31, 2012, was disclosed in the statement of cash flows in the amount of NT$341 million. The dividends received for the year ended December 31, 2012, was disclosed in the statement of cash flows in the amount of NT$1,089 million. Interest and dividends received and interest paid were classified as cash flows from operating activities.

Apart from the aforementioned differences, there were no material differences between the statements of cash flows prepared under R.O.C. GAAP and IFRSs.

(4)	Notes to the reconciliation of the material adjustments

a.	Material adjustments to consolidated balance sheet as of January 1, 2012 (the date of transition to IFRSs)

i.	Financial instruments

Under IFRSs, the Company reclassified certain financial assets measured at cost, noncurrent to available-for-sale financial assets measured at fair value, noncurrent. In addition, when the Company discontinues the use of the equity method because it ceases to have significant influence over an associate, the Company remeasures its investments retained in the former associate at fair value as well as eliminates all amounts previously recognized in other comprehensive income in relation to that investment in current profit or loss, which resulted in the adjustment in retained earnings at the date of transition to IFRSs. These changes caused available-for-sale financial assets, noncurrent to increase by NT$4,609 million, financial assets measured at cost, noncurrent to decrease by NT$5,245 million, investments accounted for under the equity method to decrease by NT$15 million, retained earnings to decrease by NT$538 million, unrealized gain or loss on available-for-sale financial assets to decrease by NT$93 million and exchange differences on translation of foreign operations to decrease by NT$20 million.

ii.	Acquisition of a non-controlling interest

Under IFRSs, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in IFRS 1. As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date. This change in accounting principles caused inventories, net to decrease by NT$6 million, property, plant and equipment, net to increase by NT$1,754 million, other non-current assets to increase by NT$36 million, retained earnings to increase by NT$1,694 million and other adjusting items in equity to increase by NT$90 million.

iii.	The classification of assets leased to others and prepayment for equipment

Under R.O.C. GAAP, the Company’s property that is leased to another entity was recorded as leased property under other assets. Under IFRSs, the Company reclassified these assets from other assets to property, plant and equipment as they do not meet the definition of investment property. In addition, prepayment for equipment is reclassified from property, plant and equipment to other non-current assets as they do not meet the definition of property, plant and equipment. These changes in accounting principles caused property, plant and equipment, net to decrease by NT$9,308 million and other non-current assets to increase by NT$9,308 million while other adjustments caused property, plant and equipment, net to increase by NT$92 million, other non-current assets to decrease by NT$62 million, retained earnings to increase by NT$29 million and other adjusting items in equity to increase by NT$1 million.

iv.	The classification of intangible assets

Software, patent licenses and intellectual property are reclassified to intangible assets as they meet the definition of intangible assets. This change caused intangible assets to increase by NT$1,433 million and other non-current assets to decrease by NT$1,433 million. The land use rights of a subsidiary are reclassified to other non-current assets as they meet the definition of operating leases since the ownership does not belong to the subsidiary. This caused intangible assets to decrease by NT$300 million and other non-current assets to increase by NT$300 million.

v.	Employee benefits

For the first time adoption of IAS 19 “Employee Benefits”, the Company remeasured the net defined benefit liability and recognized actuarial gains and losses immediately in full on transition, as other comprehensive income and transfer within equity. Subsequent reclassification to earnings is not permitted. The adjustment caused the accrued pension liabilities to increase by NT$700 million and retained earnings to decrease by NT$681 million and other adjusting items in equity to decrease by NT$19 million.

vi.	Income tax

Under the requirements of IAS 1 “Presentation of Financial Statements”, deferred tax assets and liabilities are classified as non-current. Therefore, deferred tax assets and liabilities, current, are reclassified as non-current. Under the requirements of IAS 12 “Income Tax”, an entity shall offset deferred tax assets and liabilities if, and only if, the entity has a legally enforceable right to set off current tax assets against current tax liabilities; and if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend, in each future period in which significant amounts of deferred tax are expected to be settled or recovered, to settle their current tax assets and liabilities either on a net basis or simultaneously. Further, if the tax base of the liability component of the compound financial instrument on initial recognition is equal to the initial carrying amount of the sum of the liability and equity components, the resulting taxable temporary differences should be recognized as a deferred tax liability. The deferred tax is charged directly to the carrying amount of the equity component and subsequent changes in the deferred tax liability are recognized in profit or loss as deferred tax expense (benefit). Additionally, undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C. Under R.O.C. GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time stockholders resolve that its earnings shall be retained. In accordance with IAS 12, 10% income tax impact is provided in the period the income is earned, assuming that no earnings are distributed. Any reduction in the liability will be recognized when the income is distributed upon the stockholders’ approval in the subsequent year. Due to differences discussed above, deferred income tax assets, current decreased from NT$298 million to nil, deferred tax assets increased by NT$757 million, deferred income tax liabilities, current decreased from NT$33 million to nil, deferred tax liabilities increased by NT$1,406 million, additional paid-in capital decreased by NT$101 million, retained earnings increased by NT$106 million and other adjusting items in equity decreased by NT$919 million.

vii.	Treasury stock and related disposal

Some of the Company’s subsidiaries and investees also hold the Company’s stocks as investments. Under R.O.C. GAAP, reciprocal shareholdings held by subsidiaries, but not associates, are recorded as treasury stocks on the Company’s books. Under IFRSs, however, reciprocal shareholdings, whether being held by subsidiaries or associates, are recorded as treasury stocks on the Company’s books. Therefore, the impact of the transition to IFRSs was to decrease the investments accounted for under the equity method by NT$1,975 million, to increase additional paid-in capital by NT$368 million, to increase retained earnings by NT$5,964 million, to decrease unrealized gain or loss on available-for-sale financial assets by NT$779 million and to increase treasury stock by NT$7,528 million.

viii.	Others

Other adjustments would cause the other non-current assets to decrease by NT$143 million, current liabilities to decrease by NT$33 million, other non-current liabilities to increase by NT$33 million, retained earnings to decrease by NT$55 million and other adjusting items in equity to decrease by NT$88 million.

b.	Material adjustments to consolidated balance sheet as of December 31, 2012

i.	Financial instruments

Under IFRSs, the Company reclassified certain financial assets measured at cost, noncurrent to available-for-sale financial assets measured at fair value, noncurrent. In addition, when the Company discontinues the use of the equity method because it ceases to have significant influence over an associate, the Company remeasures its investments retained in the former associate at fair value as well as eliminates all amounts previously recognized in other comprehensive income in relation to that investment in current profit or loss, which resulted in the adjustment in retained earnings at the date of transition to IFRSs. This change in accounting principles caused available-for-sale financial assets, noncurrent to increase by NT$4,854 million, financial assets measured at cost, noncurrent to decrease by NT$4,804 million, additional paid-in capital to decrease by NT$3 million, retained earnings to decrease by NT$929 million, unrealized gain or loss on available-for-sale financial assets to increase by NT$999 million and exchange differences on translation of foreign operations to decrease by NT$17 million.

ii.	Acquisition of a non-controlling interest

Under IFRSs, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in IFRS 1. As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date. This change in accounting principles caused property, plant and equipment, net to increase by NT$383 million, other non-current assets to increase by NT$25 million, retained earnings to increase by NT$443 million and other adjusting items in equity to decrease by NT$35 million.

iii.	The classification of assets leased to others and prepayment for equipment

Under R.O.C. GAAP, the Company’s property that is leased to another entity is recorded as leased property under other non-current assets. Under IFRSs, the Company reclassified these assets from other non-current assets to property, plant and equipment as they do not meet the definition of investment property. In addition, prepayment for equipments is reclassified out from property, plant and equipment as they do not meet the definition of property, plant and equipment. This change in accounting principles caused property, plant and equipment, net to increase by NT$654 million and other non-current assets to decrease by NT$654 million while other adjustments caused property, plant and equipment, net to increase by NT$53 million and other non-current assets to decrease by NT$53 million.

iv.	The classification of intangible assets

Software, patent licenses and intellectual property are reclassified to intangible assets as they meet the definition of intangible assets. This change caused intangible assets to increase by NT$1,469 million and other non-current assets to decrease by NT$1,469 million. The land use rights of a subsidiary are reclassified to other non-current assets as they meet the definition of operating leases since the ownership does not belong to the subsidiary. This caused intangible assets to decrease by NT$29 million and other non-current assets to increase by NT$29 million.

v.	Employee benefits

For the first time adoption of IAS 19, the Company remeasured the net defined benefit liability and recognized actuarial gains and losses immediately in full in the period in which they occur, as other comprehensive income and transfer within equity. Subsequent reclassification to earnings is not permitted. The adjustments caused other non-current assets to increase by NT$81 million, current liability to increase by NT$87 million, accrued pension liabilities to increase by NT$873 million, retained earnings to decrease by NT$885 million and other adjusting items in equity to increase by NT$6 million.

vi.	Income tax

Under the requirements of IAS 1, deferred tax assets or liabilities are classified as non-current. Therefore, deferred tax assets or liabilities, current, are reclassified as non-current. Under the requirements of IAS 12, an entity shall offset deferred tax assets and liabilities if, and only if, the entity has a legally enforceable right to set off current tax assets against current tax liabilities; and if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend, in each future period in which significant amounts of deferred tax are expected to be settled or recovered, to settle their current tax assets and liabilities either on a net basis or simultaneously. Further, if the tax base of the liability component of the compound financial instrument on initial recognition is equal to the initial carrying amount of the sum of the liability and equity components, the resulting taxable temporary differences should be recognized as deferred tax liabilities. The deferred tax is charged directly to the carrying amount of the equity component and subsequent changes in the deferred tax liability are recognized in profit or loss as deferred tax expense (benefit). Additionally, undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C. Under R.O.C. GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time stockholders resolve that its earnings shall be retained. In accordance with IAS 12, 10% income tax impact is provided in the period the income is earned, assuming that no earnings are distributed. Any reduction in the liability will be recognized when the income is distributed upon the stockholders’ approval in the subsequent year. Due to differences discussed above, current assets were decreased from NT$890 million to nil, other non-current assets were increased by NT$2,524 million, other non-current liabilities were increased by NT$2,629 million, additional paid-in capital were decreased by NT$100 million, retained earnings were increased by NT$89 million and other adjusting items in equity were decreased by NT$984 million.

vii.	Capital reduction and return from foreign subsidiaries

The Company decreased its equity interests in a foreign operation through capital reduction and return of capital, and the differences of the accumulated currency translation adjustments before and after the capital reduction is recognized in profit or loss under R.O.C. GAAP. Under IAS 21 “The Effects of Changes in Foreign Exchange Rates”, as the entity did not lose control over its foreign operations, the Company was not considered to have a partial disposal of its foreign operations. Accordingly, none of the accumulated currency translation adjustments associated with the foreign operations were reclassified to profit or loss. This difference resulted in the decrease of retained earnings by NT$233 million and an increase in other adjusting items in equity by NT$233 million.

viii.	Treasury stock and related disposal

Some of the Company’s subsidiaries and investees also hold the Company’s stocks as investments. Under R.O.C. GAAP, reciprocal shareholdings held by subsidiaries, but not associates, are recorded as treasury stocks on the Company’s books. Under IFRSs, however, reciprocal shareholdings, whether being held by subsidiaries or associates, are recorded as treasury stocks on the Company’s books. Therefore, the impact of the transition to IFRSs was to decrease the investments accounted for under the equity method by NT$1,827 million, to increase additional paid-in capital by NT$437 million, to increase retained earnings by NT$5,895 million, to decrease unrealized gain or loss on available-for-sale financial assets by NT$631 million and to increase treasury stock by NT$7,528 million.

ix.	Others

Other adjustments would cause available-for-sale financial assets, noncurrent to increase by NT$5 million, financial assets measured at cost, noncurrent to increase by NT$3 million, other non-current assets to decrease by NT$99 million, additional paid-in capital to increase by NT$9 million, retained earnings to increase by NT$93 million and other adjusting items in equity to decrease by NT$193 million.

c.	Material adjustments to the consolidated statement of comprehensive income for the year ended December 31, 2012

i.	Acquisition of a non-controlling interest

Under IFRSs, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in IFRS 1. As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date. This would cause operating costs to increase by NT$75 million, operating expenses to increase by NT$2 million and non-operating income to decrease by NT$1,174 million, primarily due to additional depreciation and impairment loss arising from the transition date adjustments to property, plant and equipment.

ii.	Capital reduction and return from foreign subsidiaries

The Company decreased its equity interests in a foreign operation through capital reduction and return of capital, and the differences of the accumulated currency translation adjustments before and after the capital reduction is recognized in profit or loss under R.O.C. GAAP. Under IAS 21, as the entity did not lose control over its foreign operations, the Company was not considered to have partially disposed of its foreign operations. Accordingly, none of the accumulated currency translation adjustments associated with the foreign operations were reclassified to profit or loss. This difference resulted in the decrease in non-operating income by NT$233 million.

iii.	Treasury stock and related disposal

Under IFRSs, reciprocal shareholdings held by associates are also treated as treasury stocks while in accordance with R.O.C. GAAP only reciprocal shareholdings held by subsidiaries are treated as treasury stocks. The adjustment caused share of profit or loss of associates and joint ventures to decrease NT$69 million.

iv.	Others

Other adjustments caused operating costs to increase by NT$27 million, operating expenses to decrease by NT$212 million, other operating expenses to increase by NT$2,791 million, non-operating income to increase by NT$2,450 million and income tax expense to increase by NT$17 million.