Form 20-F
period 2014-12-31
UNITED MICROELECTRONICS CORP
filed 2015-04-21
CIK 1033767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

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

Chitung Liu, +886-2-2658-9168, chitung_liu@umc.com,

8F, No. 68, Section 1, Neihu Road., Taipei 11493, Taiwan R.O.C.

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

12,725,207,790 Common Shares of Registrant issued as of December 31, 2014 (including 194,510,000 treasury shares)

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

Large accelerated filer  ☒                  Accelerated filer   ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2014

i

SUPPLEMENTAL INFORMATION

The references to “United Microelectronics”, “we”, “us”, “our”, “our company” and “the Company” in this annual report refer to United Microelectronics Corporation and its consolidated subsidiaries, unless the context suggests otherwise. The references to “Taiwan” and “R.O.C.” refer to Taiwan, Republic of China. The references to “PRC” refer to People’s Republic of China. The references to “shares” and “common shares” refer to our common shares, par value NT$10 per share, and “ADSs” refers to our American depositary shares, each representing five common shares. The ADSs are issued under the Deposit Agreement, dated as of October 21, 2009, as amended, supplemented or modified from time to time, among United Microelectronics, JPMorgan Chase Bank, N.A. and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. The references to “TIFRSs” refers to the Taiwan International Reporting Standards as issued by the Financial Supervisory Commission in the Republic of China, “IFRSs” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB, “R.O.C. GAAP” refers to the generally accepted accounting principles in the Republic of China, and “U.S. GAAP” refers to the generally accepted accounting principles in the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

The selected consolidated balance sheets data as of January 1, 2012, December 31, 2012, 2013 and 2014 and the selected consolidated statements of comprehensive income data for the years ended December 31, 2012, 2013 and 2014 are derived from our audited consolidated financial statements included elsewhere in this annual report. In accordance with the requirements of the Taiwan Financial Supervisory Commission, or FSC, beginning on January 1, 2013, we have adopted Taiwan-IFRSs, which is translated and published by Accounting Research and Development Foundation, or ARDF, referred to as “TIFRSs” for reporting our annual and interim consolidated financial statements in the R.O.C. At the same time, we have adopted IFRSs as issued by the IASB for our annual reports on Form 20-F with the U.S. SEC beginning with the year ended December 31, 2013. However, since January 1, 2013, we only prepare our interim unaudited quarterly financial statements under TIFRSs, which are furnished to the SEC on Form 6-K.

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

	Years Ended December 31,
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)

Consolidated Statements of Comprehensive Income Data
Net operating revenues	115,675	123,812	140,012	4,431
Operating costs	(96,365)	(100,249)	(108,159)	(3,423)

Gross profit	19,310	23,563	31,853	1,008
Operating expenses	(15,697)	(19,406)	(21,238)	(672)
Net other operating income and expenses	(2,791)	(125)	(539)	(17)

Operating income	822	4,032	10,076	319
Non-operating income and expenses	5,473	10,309	3,496	111

Income from continuing operations before income tax	6,295	14,341	13,572	430
Income tax expense	(2,146)	(2,257)	(3,125)	(99)

Net income	4,149	12,084	10,447	331
Other comprehensive income (loss)	(6,381)	198	6,069	192

Total comprehensive income (loss)	(2,232)	12,282	16,516	523

Net income attributable to:
Stockholders of the parent	6,094	12,609	11,109	352
Non-controlling interests	(1,945)	(525)	(662)	(21)

Total comprehensive income (loss) attributable to:
Stockholders of the parent	(281)	12,796	17,035	539
Non-controlling interests	(1,951)	(514)	(519)	(16)

Earnings per share: (1)
Basic	0.49	1.02	0.90	0.03
Diluted (2)	0.46	0.96	0.89	0.03
Common shares used in earnings per share calculation:
Basic	12,464	12,346	12,334	12,334
Diluted (2)	13,289	13,150	12,719	12,719
Earnings per ADS equivalent:
Basic	2.44	5.11	4.50	0.14
Diluted (2)	2.32	4.82	4.44	0.14

	As of
	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2014
	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
Consolidated Balance Sheets Data
Total assets	279,336	281,214	293,914	310,648	9,831
Total liabilities	69,780	79,526	84,270	90,309	2,858
Stockholders’ equity	209,556	201,688	209,644	220,339	6,973
Capital stock (3)	130,845	129,521	126,946	127,303	4,029
Dividends declared per share (4)	1.11	0.50	0.40	0.50	0.02

	For the years ended December 31,
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in millions)
Segment Data
Net operating revenues
Wafer fabrication	108,624	116,782	129,449	4,097
New business	7,051	7,030	10,563	334
Net income (loss) (5)
Wafer fabrication	6,094	12,710	11,260	356
New business	(5,583)	(2,553)	(2,489)	79

(1)	Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.
(2)	Diluted securities include convertible bonds, employee stock options and employee bonus, if any.
(3)	Changes to the number of the capital common shares are primarily caused by the share-based payment transactions and the cancellation of treasury stocks, if any.
(4)	Dividends declared per share are in connection with earnings and accumulated additional paid-in capital.
(5)	There are adjustments primarily consisted of intragroup elimination entries.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$31.60 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00. On April 17, 2015, the noon buying rate was NT$31.05 to US$1.00.

	Average (1)	High	Low	At Period- End
2010	31.50	32.43	29.14	29.14
2011	29.38	30.67	28.50	30.27
2012	29.56	30.28	28.96	29.05
2013	29.73	30.20	29.93	29.83
2014	30.38	31.80	29.85	31.60
October	30.40	30.49	30.31	30.45
November	30.73	30.99	30.48	30.99
December	31.35	31.80	31.03	31.60
2015 (through April 17)	31.37	32.00	30.87	31.05
January	31.64	32.00	31.06	31.75
February	31.55	31.76	31.31	31.44
March	31.44	31.71	31.19	31.24
April (through April 17)	31.12	31.33	30.87	31.05

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Determined by averaging the rates on the last business day of each month during the relevant period for annual periods, and by averaging the rates on each business day for monthly periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In 2009, we established a 100% owned subsidiary, UMC New Business Investment Corporation, or NBI, to focus on investments in the solar energy, and light emitting diodes, or LED, light source module design, epi wafer manufacturing, and packaging. In recent years, the growth of solar energy and LED industries is adversely affected by the on-going anti-subsidy and anti-dumping investigations from various regions, the combination of an increase in supply coupled with a decrease in the availability of government subsidies and the decrease in the price of international crude oil resulted in an excess of supply in the solar energy and LED industries and negative pressure on the pricing. As a result, we recognized impairment for our investments in these industries made through NBI. If the solar energy and LED industries continue to encounter significant downturns or significant reductions of government subsidies, our investments made through NBI will be adversely affected which could adversely affect our results of operations.

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

Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our business, financial condition and results of operations. In addition, our operating results may be below the expectations of public market analysts and investors in some future periods. In this event, the price of the common shares or ADSs may underperform or fall.

A decrease in demand for or selling prices of communication devices, consumer electronics and computer goods may decrease the demand for our services and reduce our margins.

Our customers generally use the semiconductors produced in our fabs in a wide variety of applications. We derive a significant percentage of our operating revenues from customers who use our manufacturing services to make semiconductors for communication devices, consumer electronics, PCs and other computers. The semiconductor industry experienced several downturns due to recent major financial crises and natural disasters. These downturns resulted in a reduced demand for our services and hence decreased our revenues and earnings. Any significant decrease in the demand for communication devices, consumer electronics, PCs or other computers may further decrease the demand for our services. In addition, if the average selling price of communication devices, consumer electronics, PCs or other computers decline significantly, we will be pressured to further reduce our selling prices, which may reduce our revenues and, therefore, reduce our margins significantly. As demonstrated by downturns in demand for high technology products in the past, market conditions can change rapidly, without apparent warning or advance notice. In such instances, our customers will experience inventory buildup and/or difficulties in selling their products and, in turn, will reduce or cancel orders for wafers from us. The timing, severity and recovery of these downturns cannot be predicted accurately or at all. When they occur, our business, profitability and price of the common shares and ADSs are likely to suffer.

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

In addition, some of our customers rely upon third-party vendors, or intellectual property vendors, for the intellectual property they embed into their designs. Although we work and collaborate with intellectual property vendors with respect to such matters, there can be no guarantee that we will be successful or that the vendors will deliver according to our requirements or the needs of our customers. Failures to meet the targets or to deliver on a timely basis could cause customers to cancel orders and/or shift capacity to other suppliers.

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

Our ability to compete successfully also depends on factors partially outside of our control, including product availability, intellectual property, including cell libraries that our customers embed in their product designs, and industry and general economic trends. If we cannot compete successfully in our industry, our business may suffer.

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

As part of these transactions, we need to obtain approvals from the Investment Commission of the R.O.C. Ministry of Economic Affairs, or the R.O.C. MOEA. Investments made by R.O.C. companies in PRC companies that engage in the semiconductor foundry business are strictly regulated by the R.O.C. government. For example, the investee may only manufacture semiconductor wafers of 8 inches or smaller, and the number of total investment projects in the semiconductor foundry business undertaken by the R.O.C. companies, taken as a whole, is limited by a quota. As of March 31, 2015, our cumulative ownership in Best Elite was 86.88%. While we have received approvals of the Investment Commission, Ministry of Economic Affairs, Executive Yuan for our acquisition of Best Elite’s ordinary and preferred shares as well as the technology transfer between Hejian and us, we cannot assure you that we will be able to continue to receive approvals from the R.O.C. government authorities for further acquisitions or transactions in the future.

In addition, in October 2014, our board of directors resolved to enter into a three-way agreement to establish a new company named United Semiconductor (Xiamen) Co., Ltd., or UMC (Xiamen), to be based in Xiamen, China with the Xiamen Municipal People’s Government and Fujian Electronics & Information Group. While we believe that this investment will comply with R.O.C. rules and regulations, we still need to obtain the requisite approvals from the PRC and R.O.C. government authorities. Although we have obtained the relevant approvals for the initial investment of US$710 million from the R.O.C. government on December 31, 2014, we cannot assure you that we will be able to obtain the other necessary approvals in the PRC and R.O.C. in the future. We also cannot assure you that this investment will fulfill our expectations of expanding our manufacturing scale, increasing our global foundry market share and stimulating revenue growth. If we are unable to obtain and maintain the required government approvals or achieve our business objectives with this company, our business prospects and results of operations could be materially and adversely affected. For more information about the investment, please see “Item 4. Information on the Company—A. History and Development of the Company”.

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

Our business and the nature of our industry require us to make substantial capital expenditures leading to a high level of fixed costs. The costs of facilities, tools and equipment to make semiconductors with advanced technology continue to rise, with each generation typically significantly more expensive than the larger-in-size more mature technologies which preceded. We expect to incur significant capital expenditures in connection with our growth plans. These capital expenditures will be made in advance of any additional sales to be generated by new or upgraded fabs as a result of these expenditures. Given the fixed-cost nature of our business, we have in the past incurred, and may in the future incur, operating losses if our revenues do not adequately offset our capital expenditures. Additionally, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in:

•	our growth plan;

•	our process technology;

•	our research and development efforts and patent license arrangements;

•	market conditions;

•	interest rates;

•	exchange rate fluctuations; and

•	prices of equipment.

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

We have been largely dependent on a small number of customers for a substantial portion of our business. In 2014, our top ten customers accounted for 54.6% of our net operating revenues. We expect that we will continue to depend upon a relatively limited number of customers for a significant portion of our net operating revenues. We cannot assure you that our net operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to any of these customers could significantly reduce our net operating revenues.

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

More than half of our net operating revenues are denominated in currencies other than New Taiwan dollars, primarily in U.S. dollars. On the other hand, more than half of our costs of direct labor, raw materials and overhead are incurred in New Taiwan dollars. Although we hedge a portion of the resulting net foreign exchange position through the use of foreign exchange spot transactions, or currency forward contracts, we are still affected by fluctuations in foreign exchange rates among the U.S. dollar, the New Taiwan dollar and other currencies. Any significant fluctuation in exchange rates may impact on our financial condition and the U.S. dollar value of the ADSs and the U.S. dollar value of any cash dividends we distributed, which could have a corresponding effect on the market price of the ADSs.

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

We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of their products. For example, in 2013 and 2014, we purchased a majority of our silicon wafers from four makers, Shin-Etsu Handotai Corporation, or Shin-Etsu, Siltronic AG, SunEdison Corporation and Sumco Group (including Sumco Corporation and Formosa Sumco Technology Corporation). We may have long-term contracts with most of our suppliers if necessary. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.

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

A substantial portion of our net operating revenues is derived from sales to customers located in countries other than the countries where our fabs are located. In 2012, we operated fabs in Taiwan, Singapore and Japan. In 2013, we operated fabs in Taiwan, Singapore, Japan and China. In 2014, we operated fabs in Taiwan, Singapore and China. For the years ended December 31, 2012, 2013 and 2014, we generated approximately 33.4%, 30.1% and 42.6% of our net operating revenues, respectively, from other than the countries where our fabs are located. We expect sales to customers from countries outside of Taiwan, Singapore and China will continue to represent a significant portion of our net operating revenues. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tax laws, import duties and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

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

Our principal executive offices and most of our assets and operations are located in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in R.O.C. governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established between the R.O.C. and the PRC in the past few years, such as the adoption of the Economic Cooperation Framework Agreement and memorandum regarding cross-strait financial supervision, we cannot assure you that relations between the R.O.C. and PRC will not become strained again. For example, the PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, passed an Anti-Secession Law that authorized non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the R.O.C. and the PRC have on occasions depressed the market prices of the securities of companies in the R.O.C. Such initiatives and actions are commonly viewed as having a detrimental effect to reunification efforts between the R.O.C. and the PRC. Relations between the R.O.C. and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

Our business depends on the support of the R.O.C. government, and a decrease in this support may increase our labor costs and decrease our income after tax.

The R.O.C. government has been very supportive of technology companies. For instance, the R.O.C.’s labor laws and regulations permit employees of semiconductor companies to work shifts of 10 hours each day on a two-days-on, two-days-off basis and do not require these employees to be unionized. We cannot assure you, however, that these labor laws and regulations will not be changed in the future. In the event that the R.O.C. government requires our employees to be unionized or decreases the number of hours our employees may work in a given day, our labor costs may increase significantly which could result in lower margins.

We, like many R.O.C. technology companies, have benefited from substantial tax incentives provided by the R.O.C. government. Among the incentives broadly enjoyed by R.O.C. technology companies, various tax benefits granted under Chapter 2 and Article 70-1 of the Statute for Upgrading Industries expired on December 31, 2009. Despite the fact that we can still enjoy the tax holidays for the relevant investment plans approved by R.O.C. tax authority before the expiration of the Statute for Upgrading Industries which is currently expected to expire in 2020, if more incentives are curtailed or eliminated, our net income may decrease significantly.

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

For businesses, the income that previously enjoyed tax-exemption privileges under relevant tax regulations, such as Act for the Establishment and Administration of the Science Parks and Statute for Upgrading Industries, will be subject to the AMT system for the calculation of business taxpayers’ aggregate incomes. The AMT rate for business entities was 10% prior to 2013 and has increased to 12% since 2013. Under the AMT Act, a company will be subject to a 12% AMT if its annual taxable income under the Statute exceeds NT$0.5 million. However, the AMT Act grandfathered certain tax exemptions granted prior to the enactment of the AMT. For example, businesses who already qualified for five-year tax holidays and obtained the applicable permission issued by the competent authority before December 31, 2005 may continue to enjoy such tax incentives, and the income exempted thereunder will not to be added to the taxable income for calculating the AMT, so long as the construction of their investment projects breaks ground within one year from January 1, 2006 and was completed within three years from the day immediately following their receipts of the applicable permission issued by the competent authority. As the tax exemption periods expire or in the event of an increase in other taxable income subject to the AMT Act, it may adversely impact our net income after tax.

Compliance with laws such as the US Conflict Minerals Law may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost.

Many industries rely on materials which are subject to regulations concerning certain minerals sourced from the Democratic Republic of Congo, or the DRC, or adjoining countries, including: Sudan; Uganda; Rwanda; Burundi; United Republic of Tanzania; Zambia; Angola; Congo; and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. Under present U.S. regulations, we and our customers are required to survey and disclose whether our processes or products use or rely on conflict materials. On August 22, 2012, the U.S. SEC adopted the final rule for disclosing the use of conflict minerals that require companies similar to us to make a report in a type and format similar to Form D to disclose the use of conflict materials on an annual basis on or prior to May 31 each year. In order to comply with the aforementioned rules and regulations promulgated by the U.S. SEC, we will continue to verify the relevant information with our vendors and file the required report. Although we expect that we and our vendors will be able to comply with the requirements of the US Conflict Minerals law and any new related regulations promulgated by the U.S. SEC, we cannot assure you that we will be able to gather all the information required to comply with such regulations. While we believe our suppliers do not rely on such conflict materials, we cannot assure you that we will continue to be able to obtain adequate supplies of materials needed in our production from supply chains outside the DRC and adjoining countries. The failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business.

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

Risks Related to the Common Shares and ADSs and Our Trading Markets

Restrictions on the ability to deposit common shares into our ADS program may adversely affect the liquidity and price of the ADSs.

The ability to deposit common shares into our ADS program is restricted by R.O.C. law. Under current R.O.C. law, no person or entity, including you and us, may deposit common shares into our ADS program without specific approval of the R.O.C. FSC except for the deposit of the common shares into our ADS program and for the issuance of additional ADSs in connection with:

(1)	distribution of share dividends or free distribution of our common shares;

(2)	exercise of the preemptive rights of ADS holders applicable to the common shares evidenced by ADSs in the event of capital increases for cash; or

(3)	delivery of our common shares which are purchased in the domestic market in Taiwan directly by the investor or through the depositary or are already in the possession of the investor to the custodian for deposit into our ADS program, subject to the following conditions: (a) the re-issuance is permitted under the deposit agreement and custody agreement, (b) the depositary may accept deposit of those common shares and issue the corresponding number of ADSs with regard to such deposit only if the total number of ADSs outstanding after the issuance does not exceed the number of ADSs previously approved by the R.O.C. FSC, plus any ADSs issued pursuant to the events described in (1) and (2) above and (c) this deposit may only be made to the extent previously issued ADSs have been withdrawn.

As a result of the limited ability to deposit common shares into our ADS program, the prevailing market price of our ADSs on the NYSE may differ from the prevailing market price of the equivalent number of our common shares on the Taiwan Stock Exchange.

Holders of our ADSs will not have the same proposal or voting rights as the holders of our common shares, which may affect the value of your investment.

Except for treasury common shares and common shares held by our subsidiaries which meet certain criteria provided under the R.O.C. Company Act, each common share is generally entitled to one vote and no voting discount will be applied. However, except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attached to the common shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attached to the common shares represented by the ADSs. The voting rights attached to the common shares evidenced by our ADSs must be exercised as to all matters brought to a vote of stockholders collectively in the same manner.

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

Furthermore, if holders of at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including election of directors, the depositary will appoint our Chairman, or his designee, to represent the ADS holders at the stockholders’ meetings and to vote the common shares represented by the ADSs outstanding in the manner so instructed. If by the relevant record date the depositary has not received instructions from holders of ADSs holding at least 51% of the ADSs to vote in the same manner for any resolution, then the holders will be deemed to have instructed the depositary to authorize and appoint our Chairman, or his designee, to vote all the common shares represented by ADSs at his sole discretion, which may not be in your interest.

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

Your ability to convert proceeds received from your ownership of ADSs depends on existing and future exchange control regulations of the Republic of China. Under the current laws of the Republic of China, an ADS holder or the depositary, without obtaining further approvals from the R.O.C. Central Bank of China, or the CBC, or any other governmental authority or agency of the Republic of China, may convert NT dollars into other currencies, including U.S. dollars, in respect of:

•	the proceeds of the sale of common shares represented by ADSs or received as share dividends with respect to the common shares and deposited into the depositary receipt facility; and

•	any cash dividends or distributions received from the common shares represented by ADSs.

In addition, the depositary may also convert into NT dollars incoming payments for purchases of common shares for deposit in the depositary receipt facility against the creation of additional ADSs. If you withdraw the common shares underlying your ADSs and become a holder of our common shares, you may convert into NT dollars subscription payments for rights offerings. The depositary may be required to obtain foreign exchange approval from the CBC on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights of new common shares. Although it is expected that the CBC will grant approval as a routine matter, required approvals may not be obtained in a timely manner, or at all.

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

Holders of our ADSs will be required to appoint several local agents in Taiwan if they withdraw common shares from our ADS program and become our stockholders, which may make ownership burdensome.

Non-R.O.C. persons wishing to withdraw common shares represented by their ADSs from our ADS program and hold our common shares represented by those ADSs are required to, among other things, appoint a local agent or representative with qualifications set forth by the applicable R.O.C. laws and regulations to open a securities trading account with a local brokerage firm, pay R.O.C. taxes, remit funds and exercise stockholders’ rights. In addition, the withdrawing holders are also required to appoint a custodian bank or a securities firm with qualifications set forth by the R.O.C. FSC to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information, in which the securities firm is appointed as the custodian, the payments shall be held in safekeeping in a special account opened in a bank approved by the R.O.C. FSC. Without making this appointment and opening of the accounts, the withdrawing holders would not be able to subsequently sell our common shares withdrawn from a depositary receipt facility on the Taiwan Stock Exchange. Under R.O.C. law and regulations, except under limited circumstances, PRC persons are not permitted to withdraw the common shares underlying the ADSs or to register as a stockholder of our company. Under the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors promulgated by the R.O.C. Executive Yuan on April 30, 2009, as amended, only qualified domestic institutional investors, or QDIIs and limited entities or individuals, are permitted to withdraw the common shares underlying the ADSs, subject to compliance with the withdrawal relevant requirements, and only QDIIs, and limited entities or individuals who meet the qualification requirements set forth therein are permitted to own common shares of an R.O.C. company listed for trading on the Taiwan Stock Exchange or the GreTai Securities Market, provided that among other restrictions generally applicable to investments made by PRC persons, their shareholdings are subject to certain restrictions as set forth in the abovementioned regulations and that such mainland area investors shall apply for a separate approval if their investment, individually or in aggregate, amounts to or exceeds 10 percent of the common shares of any R.O.C. listing company.

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

We do not believe that we were a passive foreign investment company, or PFIC, for 2014 and we do not expect to become one in the future, although there can be no assurance in this regard. Based upon the nature of our business activities, we may be classified as a passive foreign investment company for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor.

For example, if we are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in a taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of common shares and ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have raised in prior offerings. See “Taxation—U.S. Federal Income Tax Considerations For U.S. Persons—Passive Foreign Investment Company.”

The trading price of the common shares and ADSs may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our common shares, increases in interest rates and the economic performance of Taiwan.

Our common shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our common shares on the Taiwan Stock Exchange and the economic performance of Taiwan. The Taiwan Stock Exchange is smaller and, as a market, more volatile than the securities markets in the United States and some European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. The Taiwan Stock Exchange is particularly volatile during times of political instability, such as when the relationship between Taiwan and the PRC becomes tense. Moreover, the Taiwan Stock Exchange has experienced disturbance caused by market manipulation, insider trading and payment defaults, and the government of Taiwan has from time to time intervened in the stock market by purchasing stocks listed on the Taiwan Stock Exchange. The recurrence of these or similar events could deteriorate the price and liquidity of our common shares and ADSs.

The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which recently have experienced significant volatility with respect to trading prices of technology companies. Fluctuation in interest rates and other general economic conditions may also influence the market price of the ADSs.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is United Microelectronics Corporation, commonly known as “UMC”. We were incorporated under the R.O.C. Company Law as a company limited by shares in May 1980 and our common shares were listed on the Taiwan Stock Exchange in 1985. Our principal executive office is located at No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, and our telephone number is 886-3-578-2258. Our Internet website address is www.umc.com. The information on our website does not form part of this annual report. Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000.

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication, consumer electronics, computer, and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. Percentages of our gross wafer sales derived from our products used in communication devices, consumer electronics, computer and other applications were 50.6%, 28.8%, 16.3% and 4.3%, respectively, in 2014.

We focus on the development of leading mass-producible manufacturing process technologies. We were among the first in the foundry industry to go into commercial operation with such advanced capabilities as producing integrated circuits with line widths of 0.25, 0.18, 0.15, 0.13 micron and 90, 65, 45/40, 28, 14 and 10 nanometer. Advanced technologies have enabled electronic products, especially in relation to communication, consumer and computer products, to integrate their functions in new and innovative methods. Networking capabilities have allowed electronic products such as computers, tablets, cell phones, televisions, PDAs, CD-ROMs and digital cameras to communicate with each other to exchange information. More powerful semiconductors are required to drive multimedia functions (e.g., processing visual data) and to resolve network bandwidth issues. At the same time, the trend toward personal electronic devices has resulted in products that are becoming physically smaller and consume less power. Process technology must also shrink the volumes of products aggressively to cater to this trend of integrating multiple functions, reducing the size of components needed for operation and lowering IC power consumption. Dedicated semiconductor foundries need to achieve this process improvement and at the same time develop multiple process technologies to satisfy the varying needs of communication, consumer and computer products. We believe our superior process technologies will enable us to continue to offer our customers significant performance benefits for their products, faster time-to-market production, cost savings and other competitive advantages.

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

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Intel Mobile and STMicroelectronics, and leading fabless design companies, such as Xilinx, Broadcom, MediaTek, Realtek and Novatek. In 2014, our company’s top ten customers accounted for 54.6% of our net operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

In addition to our semiconductor foundry business, we also established UMC New Business Investment Corporation to focus on investments in the solar energy and LED industries.

On March 16, 2011, our board of directors proposed an offer to the stockholders of Best Elite International Limited, a British Virgin Islands corporation, or Best Elite, to acquire up to an additional 30% equity interest of Best Elite. Hejian is a wholly owned subsidiary of Infoshine, which is a wholly owned subsidiary of Best Elite. Hejian engages in the semiconductor foundry business and owns an 8-inch fab in Suzhou, China. We received approval from the Investment Commission, Ministry of Economic Affairs, Executive Yuan on November 1, 2011, and as of December 31, 2012, we held a 35.03% equity stake in Best Elite, which included the 15.34% equity stake held by the trustee that was originally offered to us in March 2005, plus an additional 19.69% equity stake that was purchased from shareholders pursuant to the March 2011 offer. In order to further integrate and increase our ownership of Best Elite, on April 25, 2012, our board of directors proposed a new offer to the shareholders of Best Elite to acquire up to 64.97% of the issued and outstanding share capital of Best Elite. We received approval from the Investment Commission, Ministry of Economic Affairs, Executive Yuan on December 21, 2012 and acquired an additional 51.85% of the issued and outstanding share capital of Best Elite which we purchased through the April 25, 2012 offer. As of March 31, 2015, our cumulative ownership in Best Elite was 86.88%.

We and Alpha Wisdom Limited, or AWL, together held 94.79% of UMCJ’s issued and outstanding share capital as of December 31, 2009 and UMCJ then delisted from the Jasdaq Securities Exchange in accordance with its listing rules on March 19, 2010. Since not all of the outstanding equity securities of UMCJ were acquired, we initiated certain squeeze-out procedures as provided in the Japanese Companies Act. Pursuant to such procedures, as of the end of 2010, we, together with AWL, owned 100% of UMCJ. On May 19, 2011, we acquired the remaining outstanding equity securities of UMCJ from AWL, and AWL filed for liquidation on August 30, 2011.

On August 21, 2012, our board of directors approved the dissolution and liquidation of UMCJ. We decided to close our foundry operations in Japan to focus on our manufacturing facilities in Taiwan and Singapore and reduce operating expenses. On November 28, 2013, we sold all our equity securities of UMCJ to Mach Semiconductor Co., Ltd., and, to continuously serve our Japanese customers, we established UMC Group Japan as our new regional sales hub.

On August 29, 2014, we and Fujitsu Semiconductor Limited, or Fujitsu, announced an agreement where we invested ¥5 billion as an initial investment and received approximately 9.3% of the issued and outstanding share capital to became a minority shareholder of a newly formed subsidiary of Fujitsu named Mie Fujitsu Semiconductor Limited, or MIFS, which will operate a 300mm wafer manufacturing facility located in Kuwana, Mie, Japan. Through this relationship with us, MIFS will aim to expand its business globally as a pure-play foundry company by strengthening its production and development capacity in a cost competitive manner.

On October 9, 2014, our board of directors approved an agreement with the Xiamen Municipal People’s Government and Fujian Electronics & Information Group to found a new company named United Semiconductor (Xiamen) Co., Ltd., or UMC (Xiamen), based in Xiamen, China that will focus on 12-inch wafer foundry services. We anticipate that we may invest up to US$1.35 billion in UMC (Xiamen) over the next five years, with our investment starting in 2015 that will be deployed in installments based on the progress of this company. UMC (Xiamen) will manufacture 12-inch wafers and initially offer 55 nanometer and 40 nanometer process technologies. Our participation in UMC (Xiamen) will comply with R.O.C. rules and regulations and will be subject to the review and approval by the relevant R.O.C. authorities. We have obtained the initial investment approval from the R.O.C. government on December 31, 2014.

On December 24, 2014, we transferred our 6-inch fabrication plant, or FAB6A, including machinery equipment and building facilities to our subsidiary, Wavetek Microelectronics Corporation, or Wavetek, in order to further satisfy customer needs in the fast growing GaAs market and to improve the 6-inch fabrication operational efficiency among our group by fully utilizing the existing assets and resources.

On December 26, 2014, our subsidiary, Topcell Solar International Co., Ltd., or Topcell, announced its plans to merge with Motech Industries, Inc., or Motech, through a share exchange transaction. The share exchange conversion will be six ordinary shares of Topcell into one newly-issued ordinary share of Motech. Upon completion of the merger, Motech will be the surviving company while Topcell Solar will be absorbed. Our share ownership of Motech after the completion of the merger will be approximately 9% of the issued and outstanding share capital of Motech, which would make us the second largest shareholder of Motech. Although the proposed record date of the merger transaction is currently set on July 1, 2015, the merger must be subject to the approvals from both provisional shareholders’ meeting and the relevant government authorities.

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

Operate as a Customer-Driven Foundry. We plan to operate as a customer-driven foundry. The increasing complexity of 40 nanometer, 28 nanometer, and more advanced technologies has impacted the entire chip industry, as ICs can now be designed with greater gate density and higher performance while incorporating the functions of an entire system. These advanced designs have created a new proliferating market of advanced digital devices such as smart phones, which have decreased in size but greatly increased in functionality. We collaborate closely with our customers as well as partners throughout the entire supply chain, including equipment, electronic design automation tool and intellectual property vendors to work synergistically toward each customer’s SoC solution. We also possess experience and know-how in system design and architecture to integrate customer designs with advanced process technologies and intellectual property. We believe the result is a higher rate of first-pass silicon success for our SoC solutions. Our customer-driven foundry solutions begin with a common logic-based platform, where designers can choose the process technologies and transistor options that best fit their specific application. From there, technologies such as radio frequency complementary metal-oxide-semiconductor, or RF CMOS, and embedded Flash memories can be used to further fine-tune the process for customers’ individual needs. Furthermore, as intellectual property has become critical resources for SoCs, our portfolio includes basic design building blocks as well as more complex intellectual property of optimized portability and cost, developed both internally and by third-party partners. With advanced technology, a broad intellectual property portfolio, system knowledge and advanced 300-millimeter manufacturing, we offer comprehensive solutions that help customers deliver successful results in a timely fashion.

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

Continue to Focus on High Growth Applications and Customers and Actively Explore New Market Opportunities. We believe one measure of a successful foundry company is the quality of its customers. We focus our sales and marketing on customers who are established or emerging leaders in industries with high growth potential. Our customers include industry leaders such as Broadcom, MediaTek, Realtek, Texas Instruments, Xilinx and Qualcomm. We seek to maintain and expand our relationships with these companies. We strive to demonstrate to these customers the superiority and flexibility of our manufacturing, technology and service capabilities and to provide them with production and design assistance. We are also making efforts to further diversify our customer portfolio in order to maintain a balanced exposure to different applications and different customers. We believe these efforts strengthen our relationships with our customers and enhance our reputation in the semiconductor industry as a leading foundry service provider.

In addition to customer diversification, we also endeavor to actively exploring new market opportunities. Since renewable energy has become an area of focus for both developed and developing countries, we have strategically invested in the crystalline silicon and thin film solar sectors, and our investees have made improvements in power conversion efficiency with photovoltaic applications for buildings and vehicles.

Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies. We believe that maintaining and enhancing our leadership in mass-producible semiconductor manufacturing technology is critical to attract and retain customers. Our reputation for technological excellence has attracted both established and emerging leaders in the semiconductor industries who work closely with us on technology development. In addition, we believe our superior processing expertise has enabled us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue enhancing capital expenditures in research and development and building internal research and development expertise, to focus on process development and to establish alliances with leading and specialty semiconductor companies to accelerate access to next-generation and specialized technologies. For example, we introduced our 28-nanometer technology to customers in 2011 to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size. In 2011, we achieved more than 10 customers and tapeouts for our 28-nanometer technology in 2011 and delivered pilot production on this generation to our lead customer. In 2014, our 28-nanometer technology further led to over 40 tapeouts. We believe our progress in developing more advanced process technologies has benefited our customers in the fields of computers, communications, consumer electronics and others with special preferences in certain aspects of the products, such as the ultimate performance, density and power consumption.

Moreover, we expect to strengthen our leading position and increase our market share by licensing our technologies to several corporate partners. For example, in 2014, we licensed to MIFS, which is expected to be a pure-play foundry company, our advanced 40 nanometer technology under a technology transfer and license agreement. In addition, we also entered into an agreement with the Xiamen Municipal People’s Government and Fujian Electronics & Information Group in 2014 in connection with the newly established UMC (Xiamen) to be located in China, which will be focusing on the manufacturing of 12-inch wafers with initial offering of 55 nanometer and 40 nanometer process technologies. We believe that such strategy enables us to take advantage of our established research and development capabilities while expanding our footprint globally in a cost-effective manner.

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

Maintain Scale and Capacity Capabilities to Meet Customer Requirements, with a Focus on 12-inch Wafer Facilities for Future Expansion. We believe that maintaining our foundry capacity with advanced technology and facilities is critical to the maintenance of our industry leadership. Our production capacity is currently among the largest of all semiconductor foundries in the world. We intend to increase our 12-inch wafer production capacity to meet the needs of our customers and to fully capitalize on the expected growth of our industry. We expect our future capacity expansion plans will focus on 12-inch wafer facilities in order to maintain our technology leadership. 12-inch wafers offer manufacturing advantages over 8-inch wafers due to, among other reasons, the greater number of chips on each wafer and the advantages only offered on newer 12-inch capable equipment. In addition, 12-inch wafer facilities present a more cost-effective solution in achieving an economic scale of production. We intend to carefully monitor current market conditions in order to optimize the timing of our capital spending. We plan to also expand our capacity and capabilities to meet customer requirements in different markets by making strategic investments in other companies. For example, in 2014, we announced investments in Japan with Fujitsu Semiconductor Limited and in China with the Xiamen Municipal People’s Government and Fujian Electronics & Information Group that will focus on manufacturing semiconductors using 12-inch wafers.

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

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2014.

	Fab 6A	Fab 8A	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 8N	Fab 12A	Fab 12i
Commencement of volume production	1989	1995	1998	2000	1998	2000	2000	2003	2002	2004
Estimated full capacity(1)(2)	37,500	68,000	29,000	28,500	35,000	32,500	28,000	46,800	60,102	45,107
	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month
Wafer size	6-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	12-inch	12-inch
	(150mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(300mm)	(300mm)

(1)	Measured in stated wafer size.
(2)	The capacity of a fab is determined based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance and expected product mix.

The following table sets forth the size and primary use of our facilities and whether such facilities, including land and buildings, are owned or leased. Our land in the Hsinchu and Tainan Science Parks is leased from the R.O.C. government.

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 6A, 10 Innovation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30076, R.O.C.	27,898 / 34,609	6-inch wafer production	Leased (expires in December 2026)	Owned

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 8A, 3, 5 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	43,137 / 83,699	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8C, 6 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	24,572 / 71,427	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8D, 8 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	9,219 / 29,181	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8E, 17 Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	35,779 / 76,315	8-inch wafer production	Leased (expires in February 2016)	Owned

Fab 8F, 3 Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	23,781 / 65,736	8-inch wafer production	Leased (expires in February 2018)	Owned

Fab 8S, 16 Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30077, R.O.C.	20,365 / 65,614	8-inch wafer production	Leased (expires in December 2023)	Owned

Fab 8N, 333, Xinghua St., Suzhou Industrial Park, Suzhou, Jiangsu Province 215025, People’s Republic of China	215,621 / 100,908	8-inch wafer production	Leased (expires in December 2052)	Owned

Fab 12A, 18, 20 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	290,673 / 384,683	12-inch wafer production	Leased (expires in November 2034)	Owned

Fab 12i, 3 Pasir Ris Drive 12 Singapore 519528	84,836 / 143,510	12-inch wafer production	Leased (expires in March 2031)	Owned

United Tower, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	8,985 / 85,224	Administration office	Leased (expires in December 2033)	Owned

Neihu Rd. office, 8F, 68. Sec. 1, Neihu Rd., Taipei, Taiwan 11493, R.O.C.	626 / 4,817	Administration office	Owned	Owned

Testing Building, 1, Chin-Shan, 7th St., Hsinchu, Taiwan 30080, R.O.C.	10,762 / 41,318	Leased to several companies	Owned	Owned

R&D Building, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	42,000 / 47,396	Research and development	Leased (expires in December 2023)	Owned

Nexpower, 2, Houke S. Rd., Houli District, Taichung, Taiwan 42152, R.O.C.	57,556 / 82,699	Solar PV modules production	Leased (expires in December 2026)	Owned

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Topcell, 1560, Sec. 1, Zhongshan Rd., Guanyin Township, Taoyuan, Taiwan 32852, R.O.C.	- / 35,643	6-inch cell production	N/A	Leased (expires in March 2018)

Unistars, 1F, 669, Sec. 4, Zhongxing Rd., Zhudong Township, Hsinchu, Taiwan 31061, R.O.C.	- / 1,955	High-power LED package and LED lighting	N/A	Leased (expires in May 2017)

Wavetek, 10, Chuangxin 1st Rd., Baoshan Township, Hsinchu, Taiwan 30076, R.O.C.	- / 6,345	6-inch wafer production	N/A	Leased (expires in July 2015)

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

Since the third quarter of 2006, we have begun the mass production of a next-generation 65-nanometer FPGA product, which features a 65% logic capacity increase over previous generation of FPGAs with triple gate oxide and 11 copper metal layers. Our 65/55-nanometer development team is not only independently developing our technologies in-house but is also bringing up customized process technologies to match customer specific needs. Furthermore, our 45/40-nanometer process technologies, which are jointly developed by us and our strategic partners have been in production since the first half of 2009, significantly increasing the competitive advantages of our customers by providing better device performance in a smaller die size. Our 28nm process technologies with Poly-SiON and High-k/metal gate are developed for low power consumption and high performance applications, respectively. In October 2008, we were the first foundry to deliver fully functional 28nm SRAM chips, and have proven in customer silicon the High-k/metal gate solution used for this technology node. UMC’s 28nm progress was also recognized by the industry with the foundry being selected to present at the 2009 IEDM on a hybrid High-k/metal gate approach. Currently, we are already working with several customers to adopt their products on UMC’s 28nm technology. In 2013, we successfully developed and released into production 28nm Poly-SiON and High-k/metal gate technologies. Furthermore, we joined the International Business Machines Corporation, or IBM chip alliance, for the 10nm process development. With IBM’s know-how and support, we aim to continue to improve our internally developed 14nm FinFET to offer competitive low-power technology enhancements for mobile computing and communication products, as well as develop a baseline 10nm process technology to meet the needs of our customers.

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab, in 2014, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2012, 2013 and 2014:

		Year ended December 31, 2014 Range of	Years Ended December 31,
	Years of	Process	2012	2013	2014
	Commencement of Operation	Technologies (in microns)	(in thousands of 8-inch wafer equivalents, except percentages)
Fab
Fab 6A	1989	0.5	271	252	252
Fab 8A	1995	0.5 to 0.25	815	813	813
Fab 8C	1998	0.35 to 0.11	360	347	347
Fab 8D	2000	0.13 to 0.09	371	382	358
Fab 8E	1998	0.5 to 0.18	449	418	418
Fab 8F	2000	0.18 to 0.11	389	388	388
Fab 8S	2000	0.18 to 0.11	348	335	335
Fab 8N(1)	2003	0.5 to 0.13	—	469	547
Fab 12A	2002	0.13 to 0.028	1,304	1,465	1,576
Fab 12i	2004	0.13 to 0.040	1,207	1,238	1,289
UMCJ(2)	1996	0.35 to 0.15	240	—	—
Total estimated capacity	—	—	5,754	6,107	6,323
Total output (actual)	—	—	4,533	5,026	5,629
Average capacity utilization	—	—	78.8%	82.3%	89.0%

(1)	In 2013, we obtained controlling interests in Best Elite, which owns 100% interests in Fab 8N.
(2)	Starting November 2013, we lost our controlling interests in UMCJ.

The table below sets forth a breakdown of number and percentage of wafer output by process technologies in 2012, 2013 and 2014.

	Years Ended December 31,
	2012		2013		2014
	(in thousands of 8-inch wafer equivalents, except percentages)
Technology		%		%		%
28 nanometers and under	15	0.3	10	0.2	76	1.5
40 nanometers	334	7.4	622	12.4	766	13.6
65 nanometers	1,296	28.6	1,140	22.7	1,138	20.2
90 nanometers	225	5.0	235	4.7	306	5.4
0.11/0.13 micron	799	17.6	828	16.5	875	15.6
0.15/0.18 micron	544	11.9	796	15.8	904	16.0
0.25/0.35 micron	918	20.3	1,033	20.5	1,174	20.8
0.50 micron or higher	402	8.9	362	7.2	390	6.9

Total	4,533	100.0	5,026	100.0	5,629	100.0

Capacity and Utilization

The fabs in Taiwan that we own directly are named Fab 6A, Fab 8A, Fab 8C, Fab 8D, Fab 8E, Fab 8F and Fab 8S, all of which are located in the Hsinchu Science Park in Taiwan, and Fab 12A, which is located in the Tainan Science Park in Taiwan. The fab in Singapore is named Fab 12i and the fab in China is named Fab 8N.

Our average capacity utilization rate was 78.8% in 2012, 82.3% in 2013 and 89.0% in 2014.

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

Our general inventory policy is to maintain sufficient stock of each principal raw material for production and rolling forecasts of near-term requirements received from customers. In addition, we have agreements with several key material suppliers under which they hold similar levels of inventory in their warehouses for our use. However, we are not under any obligation to purchase raw material inventory that is held by our vendors for our benefit until we actually order it. We typically work with our vendors to plan our raw material requirements on a monthly basis, with indicative pricing generally set on a quarterly basis. The actual purchase price is generally determined based on the prevailing market conditions. In the past, prices of our principal raw materials have not been volatile to a significant degree. Although we have not experienced any shortage of raw materials that had a material effect on our operations, and supplies of raw materials we use currently are adequate, shortages could occur in various critical materials due to interruption of supply or an increase in industry demand.

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

Circuit Design. At this initial design stage, our engineers generally work with our customers to ensure that their designs can be successfully and cost-effectively manufactured in our facilities. We have assisted an increasing number of our customers in the design process by providing them with access to our partners’ electronic design analysis tools, intellectual property and design services as well as by providing them with custom embedded memory macro-cells. In our Silicon Shuttle program, we offer customers and intellectual property providers early access to actual silicon samples with their desired intellectual property and content in order to enable early and rapid use of our advanced technologies. The Silicon Shuttle program is a multi-chip test wafer program that allows silicon verification of intellectual property and design elements. In the Silicon Shuttle program, several different vendors can test their intellectual property using a single mask set, greatly reducing the cost of silicon verification for us and the participating vendors. The high cost of masks for advanced processes makes this program attractive to intellectual property vendors. ARM Limited, Faraday Technology Corp., MIPS Technologies International, and Synopsys Inc. have utilized our Silicon Shuttle program. In our alliances with them, we coordinate with leading suppliers of intellectual property, design and ASIC services to ensure their offerings are available to our customers in an integrated, easy to use manner which matches customers’ need to our technologies. With a view to lowering customer design barriers, we expanded our design support functions from conventional design support to adding intellectual property development to complement third-party intellectual properties and to provide customers with the widest range of silicon-verified choices. Our offerings range from design libraries to basic analog mixed-mode intellectual properties which, together, have helped shorten our customer’s design cycle time.

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

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Intel Mobile and STMicroelectronics, and leading fabless design companies, such as Xilinx, Broadcom, MediaTek, Realtek and Novatek. Although we are not dependent on any single customer, a significant portion of our net operating revenues has been generated from sales to a few customers. Our top ten customers accounted for approximately 54.6% of our net operating revenues in 2014. Set forth below is a geographic breakdown of our operating revenues in 2012, 2013 and 2014 by the location of our customers.

	Years Ended December 31,
Region	2012	2013	2014
	%	%	%
Taiwan	36.4	32.9	34.2
Singapore	27.7	23.8	12.5
China (including Hong Kong)	5.3	9.5	10.7
Japan	2.5	3.7	5.4
USA	13.3	12.4	8.9
Europe	6.6	9.8	19.6
Others	8.2	7.9	8.7

Total	100.0	100.0	100.0

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. As an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. For 2014, gross wafer sales represented 88.8% of our net operating revenue. The following table presented the percentages of our gross wafer sales by types of customers for the years ended December 31, 2012, 2013 and 2014.

	Years Ended December 31,
Customer Type	2012	2013	2014
	%	%	%
Fabless design companies	83.6	88.6	90.8
Integrated device manufacturers	16.4	11.4	9.2

Total	100.0	100.0	100.0

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

We work closely with our customers throughout the design development and prototyping processes. Our design support team closely interacts with customers and intellectual property vendors to facilitate the design process and to identify their specific requirements for intellectual property offerings. We are responsive to our customers’ requirements in terms of overall turn-around time and production time-to-market by, for example, helping our customers streamline their intellectual property offering processes and delivering prototypes in a timely and easy-to-use fashion. We also maintain flexibility and efficiency in our technical capability and respond quickly to our customers’ design changes.

For intellectual property offerings, we work with several leading intellectual property vendors from digital, memory and analog fields in the semiconductor industry, such as Faraday Technology Corp., Synopsys Inc., ARM Limited, Sidense Corp., Kilopass Technology, eMemory Technology Inc., True Circuits, Inc., Silicon Storage Technology, Inc., eSilicon Corp., Krivi Semiconductor Private Limited, Cadence Design System, Inc., Cypress Semiconductor Corporation and Dolphin Integration SA, to deliver quality intellectual property blocks that have been silicon validated using our advanced processes. Our alliances with major electronic design automation vendors, such as Cadence, Mentor and Synopsys Inc., provide our customers with digital/analog reference design procedures and easy-to-use design solutions. By continuously enhancing our intellectual property offerings, reference design procedures and design services through collaboration with major vendors, we aim to provide complete, accurate and user-friendly design solutions to our customers.

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

Intellectual Property

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes and activities. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2014, we held 4,409 U.S. patents and 6,416 patents issued outside of the United States.

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

Research and Development

In 2012, 2013 and 2014, we spent NT$9,787 million, NT$12,493 million and NT$13,664 million (US$432 million), respectively, on research and development, which represented 8.5%, 10.1% and 9.8%, respectively, of our net operating revenues of such years. Our research and development efforts mainly focus on delivering SoC foundry solutions that consist of the world’s leading process technologies, customer support services and manufacturing techniques. These resources provide our foundry customers with improved opportunities to develop SoC products that supply the global market. Our commitment to research and development can be illustrated by our 2014 research and development expenditures, which reached approximately 9.8% of net operating revenues. In June 2007, we completed the construction of a research and development center for nanometer technologies in the Tainan Science Park. The research and development center allows for seamless application of advanced process technology in the research and development phase to the manufacturing phase.

As of March 31, 2015, we employed 1,590 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

Our Investments

Depending on the market conditions, we intend to gradually reduce our investments through exchangeable bond offerings and other measures available to our company.

In December 2009, we issued two tranches of zero coupon exchangeable bonds due 2014. The two exchangeable bond offerings consist of US$127.2 million bonds exchangeable into common shares of Unimicron Technology Corporation, or Unimicron, and US$80 million bonds exchangeable into common shares of Novatek Microelectronics Corp., Ltd., or Novatek. As of December 31, 2012 and 2013, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$43 million and US$77 million into common shares of Novatek. On July 22, 2013, we called back all the outstanding amount of the US$3 million bonds exchangeable into common shares of Novatek. We recognized a gain of NT$45 million from the redemption and classified the gain as other gains and losses. Gains arising from the exercise of exchange rights during the years ended December 31, 2012 and 2013, respectively, amounted NT$1,389 million and NT$1,137 million and was recognized as gain on disposal of investment. We redeemed all of the outstanding bonds of the US$127.2 million zero coupon bonds exchangeable into common shares of Unimicron that we originally issued in December 2009, at their 97.53% of principal amount of each bond on December 2, 2014, which was the final maturity date.

The following table sets forth the sales of our investments in 2012:

Investees	Number of shares sold (in millions)	Proceeds from disposal (in NT$ millions)
Novatek Microelectronics Corp.	18	$1,728
Epistar Corp.	10	671
Parade Technologies, Ltd.	2	549
Sandforce, Inc.	2	498
Pixart Imaging, Inc.	5	448
Simplo Technology Co., Ltd.	2	360

The following table sets forth the sales of our investments in 2013:

Investees	Number of shares sold (in millions)	Proceeds from disposal (in NT$ millions)
Industrial Bank of Taiwan Corp.	118	$772
Parade Technologies, Ltd.	3	632
Pixart Imaging Inc.	6	373

The following table sets forth the sales of our investments in 2014:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)	(in US$ millions)
Montage Technology Group Ltd.	1	$915	29
Epistar Corp.	11	726	23
Parade Technologies, Ltd.	1	460	15
Dexon Dynamic Investment Fund VIII	0	359	11

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

In order to conquer the green barrier formed by the RoHS (the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment) Directive, we established a cross-division HSPM (Hazardous Substances Process Management) committee to manage all development and implementation of related work. We completed the final system audit for QC 080000 ICEQ HSPM qualification, a certification for having a hazardous substance process management system that meets the RoHS Directive, on June 9, 2006 and became the first semiconductor manufacturer worldwide to achieve HSPM certification for all fabs. In 2009, we completed the report on the carbon footprint verification for integrated circuit wafers produced at our facilities, the first such report in the foundry industry. In 2010, we completed water footprint verification for our 200 mm and 300 mm wafers. These verifications provide scientific and reliable statistics on the carbon and water information of products manufactured in our fabs as well as self-reviews of environmental impact.

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

The following list sets forth some of the important awards that we received in environmental protection, safety and health:

•	Selected as a member of Dow Jones Sustainability Indexes for seven years since 2008;

•	Awarded “Taiwan Corporate Sustainability Award” by Taiwan Institute for Sustainable Energy. (2008-2014);

•	Awarded “Ten Most Sustainable Company Awards” by Taiwan Institute for Sustainable Energy. (2014);

•	Awarded “The Channel NewsAsia Sustainability Ranking: Top 4” by Channel NewsAsia. (2014);

•	Awarded “Enterprises Environmental Award of the Republic of China” by the Environmental Protection Administration of Executive Yuan, R.O.C. (total of 15 times since 2001);

•	Awarded “The Best Participation of Green Procurement for Enterprises” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2012 -2014); and

•	Awarded “Excellent Industrial Safety and Health Executive Organization of Hsinchu Science Park” by The Science Park Administration. (1998-2014).

Climate Change

Our climate change policies announced on April 22, 2010 include: (i) achieving carbon neutral status via carbon management, (ii) becoming a comprehensive low-carbon emissions solution provider, and (iii) leveraging corporate resources to cultivate a low-carbon emissions economy. In order to implement these policies, we completed a carbon emission reduction plan named “333-project”, which consisted of reducing electrical energy consumption by 3% and per-fluorinated compounds emissions by 33% per wafer by 2012. We surpassed these targets by implementing cleaner gases and various energy saving technologies and reached the targets of reducing normalized per-fluorinated compounds, or PFC, emissions by 39% and electricity usage by 4% by 2013 compared with the base year 2009. Thereafter, we started another aggressive project named “369+-project” in 2013. We are in the process of reducing the usage of electricity by 3%, the usage of pipe water by 6% and the waste generation by 9% by 2015 compared with the base year 2012. Meanwhile, we also endeavor to reduce carbon emissions through the following two measures: (1) we continue to implement a greenhouse gas emission reduction plan to assist customers in establishing a low-carbon emissions supply chain, and (2) we continue to enhance our research and development in advanced processes to provide low-power products and reduce carbon emissions at the consumer level.

Since 1999, we have been a pioneer in the foundry industry to implement measures to reduce per-fluorinated compounds, and we completed the replacement of C3F8 with C4F8 in 2011. We have made a significant achievement by reducing normalized per-fluorinated compounds by approximately 67%, which is one of the major greenhouse gas reduction objectives of the World Semiconductor Council, during 2000 to 2013. Although the Greenhouse Gas Reduction Act proposal is still under the Legislative Yuan’s review, the Environmental Protection Administration of the Executive Yuan, or EPA, is governing the matters related to greenhouse gases, including without limitation the allocation of carbon emission credits, the maintenance of carbon emission credit accounts, and the sales and transfer procedures thereof by its administrative orders. In 2013, we received 2,873,000 tons of carbon emissions credits from EPA. In 2014, we and Dragon Steel Corporation executed a contract to trade 2,000,000 tons of carbon emission credits. It was the first trade of carbon emissions credits that was reviewed and recorded by the EPA, indicating a significant milestone in Taiwan’s carbon emissions credits trading market. We plan to use all of the gains from our carbon emissions credit sales, if any, to enforce environmental protection and promote the sustainable development of the environment.

We also support timely disclosure of carbon information and ensuring data quality. Since 2006, we have participated in the Carbon Disclosure Project formed by global institutional investors and disclosed our annual greenhouse gas emission volume, reduction goals and results. In 2014, we were selected as the CDP’s Climate Disclosure Leadership Index for two years. We recorded the highest foundry’s score among all participating Taiwanese semiconductor companies. Moreover, we engage third-party verifiers to ensure the quality of the data. We completed verification on greenhouse gas emission and reduction records during 2000 to 2010 for all of our fabs in Taiwan and during 2011 to 2013 for all of our fabs in both Taiwan and Singapore. We expect to complete the 2014 greenhouse gas emissions data verification by the end of 2015.

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

We have adopted the Triple Star Ranking System of AIG Insurance, a global leader in risk management and insurance, since 1999. All fabs have been ranked as top-class following AIG’s risk evaluation and risk improvement recommendations. The ranking system focuses on 20 items, including ten Physical Protection Elements and ten Human Elements. Our latest 12-inch lines, Fab 12A P1/2, 12A P3/4 and 12i, obtained triple-stars in all 20 elements in the very first Triple Star Audit. Furthermore, we were awarded the “Outstanding Performance Award in Risk Management” by AIG Insurance again in 2013. The newly expanded 12-inch line, Fab12A P5/6, is built in accordance with the international loss control standards, and we anticipate that this facility will achieve the top-class ranking by AIG within six months after becoming operational in 2015.

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

Extreme weather also presents a risk to various business operations. In order to understand the potential impact on us, we implemented a flood risk simulation project in 2014. Since Hsinchu Science-Based Industrial Park is located at a relatively higher elevation, we concluded that there is no potential flood risk. However, we have concluded that there is theoretical flood risk for Fab 12A in Tainan, and as a result, we have scheduled a physical improvement plan to upgrade the flood protection level of this facility.

We are also devoted in the pursuit of corporate resilience and continuity by committing non-interrupted services to satisfy our valued customers and important stakeholders. In 2013, we were the first foundry in the world to receive ISO 22301 certification for its business continuity management system from the Societe Generale de Surveillance, which demonstrates our commitment to developing our disaster response abilities and our mechanisms for quick recovery. We will continue to improve this system and further extend the scope to our suppliers.

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

C.	Organizational Structure

The following list shows our corporate structure as of December 31, 2014:

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2014
UMC Group (USA)	U.S.A.	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
TLC Capital Co., Ltd.	Taiwan, R.O.C.	100.00%
UMC New Business Investment Corp.	Taiwan, R.O.C.	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, R.O.C.	100.00%
UMC Investment (Samoa) Limited	Samoa	100.00%
Unitruth Investment Corp.	Taiwan, R.O.C.	100.00%
UMC Capital (USA)	U.S.A.	100.00%
ECP VITA PTE. LTD.	Singapore	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
Tera Energy Development Co., Ltd.	Taiwan, R.O.C.	100.00%
Nexpower Technology Corp.	Taiwan, R.O.C.	58.27%
Wavetek Microelectronics Corporation	Taiwan, R.O.C.	81.53%
Everrich Energy Investment (HK) Limited	China	100.00%
Everrich (Shandong) Energy Co., Ltd.	China	100.00%
Unistars Corp.	Taiwan, R.O.C.	78.72%
Topcell Solar International Co., Ltd.	Taiwan, R.O.C.	91.82%
Smart Energy Enterprises Limited	China	100.00%
NPT Holding Limited	Samoa	58.27%
NLL Holding Limited	Samoa	58.27%
SocialNex Italia 1 S.R.L.	Italy	58.27%
Tera Energy USA Inc.	U.S.A.	100.00%
UMC (Beijing) Limited	China	100.00%
Wavetek Microelectronics Investment (Samoa) Limited	Samoa	81.53%
Wavetek Microelectronics Corporation (USA)	U.S.A.	81.53%
Best Elite International Limited	British Virgin Islands	86.88%
Infoshine Technology Limited	British Virgin Islands	86.88%
Oakwood Associates Limited	British Virgin Islands	86.88%
Hejian Technology (Suzhou) Co., Ltd.	China	86.88%
UnitedDS Semiconductor (Shandong) Co., Ltd.	China	86.88%
UMC Group JAPAN	Japan	100.00%
UMC Korea Co., Ltd.	Korea	100.00%
Omni Global Limited	Samoa	100.00%
United Microtechnology Corporation (California)	U.S.A.	100.00%
United Microtechnology Corporation (New York)	U.S.A.	100.00%

D.	Property, Plants and Equipment

Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2014 have been translated into U.S. dollar amounts using US$1.00 = NT$31.60, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs.

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, revenues varied significantly over this period. It can take several years to plan and construct a fab and bring it to operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs or acquiring existing fabs in response to anticipated demand growth for semiconductors. In addition, after commencement of commercial operations, fabs can increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent a proportional growth in demand, this increase in supply often results in semiconductor manufacturing overcapacity, which has led to a sharp decline in semiconductor prices and significant capacity under-utilization. Our average capacity utilization rate was 78.8%, 82.3% and 89.0% for the years ended December 31, 2012, 2013 and 2014, respectively. We believe that our operating results in 2012, 2013 and 2014 continue to reflect the ongoing uncertainty in the global economy, conservative corporate information technology spending and low visibility with respect to end market demand.

Pricing

We price our products on either a per die or a per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we in general review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed, fluctuations in our products’ average selling price historically have had a substantial impact on our margins. Our average selling price decreased approximately 5.5% in 2013 compared to 2012 and further decreased approximately 3.7% in 2014 compared to 2013, respectively, primarily due to nominal price erosion.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to compete effectively with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2012, 2013 and 2014, approximately 65.7%, 66.8% and 67.1%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate was 78.8%, 82.3% and 89.0% for the years ended December 31, 2012, 2013 and 2014, respectively. Utilization rates were primarily affected by global macroeconomic factors. Other factors affecting utilization rates are efficiency in production facilities, product flow management, the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply and fire or natural disaster.

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

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We began our volume production with 65-nanometer and 40-nanometer technologies in 2006 and 2009, respectively. We introduced our 28-nanometer technology to customers in 2011 and started large-scale commercial production since 2014, which contributed approximately 7% of our foundry revenue in 2014. These types of technology migration require continuous capital and research and development investment. Because developing and acquiring advanced technologies involve substantial capital investment, we expect to continue to spend a substantial amount of capital on upgrading our technologies and capabilities.

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

Investments

Most of our investments were made to improve our market position and for strategy considerations, a significant portion of which are in foundry-related companies including fabless design customers, raw material suppliers and intellectual property vendors. In addition, we also invest in non-foundry-related businesses, such as Cathay Financial Holding Co., Ltd. composed of insurance, securities, banking and other diversified financial institutions. We have established our NBI to identify and make strategic investments in developing industries such as solar energy and LED.

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

In the solar manufacturing industry, our investments consist of companies engaged in the manufacturing of crystalline PV cells and thin-film PV modules, providing engineering procurement and construction (EPC) services, and financings. Majority of our investments in the LED industry focus on epi wafer manufacturing, as well as developing advanced wafer technology - chip scale packaging.

The solar energy and LED markets were adversely affected by over-supply in 2013 and 2014. Therefore, we have been focused on improving the operational efficiency and develop leading-end technologies, while continuously to strengthen the financial structure of our investments. We remain committed to further optimize our investments in the solar energy and LED industries and believe that such investments will position us well for future growth. Other than our investments through our NBI, we have, from time to time, disposed of investments for financial, strategic or other purposes in recent years. See “Item 4. Information on the Company—B. Business Overview—Our Investments” for a description of our investments.

Treasury Share Programs

We have from time to time announced plans, none of which were binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans. On March 13, 2013, our board of directors resolved to purchase up to 200 million common shares on the Taiwan Stock Exchange at a price between NT$7.80 and NT$16.90 per share during the period from March 14, 2013 to May 13, 2013 to transfer to our employees as employee compensation. During 2012, 2013 and 2014, we purchased an aggregate of nil, 200 million and nil common shares, respectively, and transferred nil, nil and 5.49 million of such common shares that we repurchased under these plans to our employees as employee compensation in 2012, 2013 and 2014, respectively.

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

The key assumptions concerning the future and other key sources of estimation for uncertainty at the reporting date that would have a significant risk for a material adjustment to the carrying amounts of assets or liabilities within the next fiscal year are discussed below. We based our assumptions and estimates on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

Classification and Measurement of Financial Instruments

Financial assets and financial liabilities are recognized when we become a party to the contractual provisions of the instrument. We determine the classification of our financial assets at initial recognition. In accordance with “IAS 39 - Financial Instruments: Recognition and Measurement”, our financial assets are classified as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets and notes, accounts and other receivables. Our financial liabilities are classified as financial liabilities at fair value through profit or loss and financial liabilities carried at amortized cost. Purchase or sale of financial assets and liabilities are recognized using trade date accounting. All financial instruments are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs, and are subsequently measured at fair value or amortized cost using the effective interest method, less impairment, based on the classification. We assess whether objective evidence of impairment exists for a financial asset or a group of financial assets at each reporting date.

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

Derivative Instruments

UMC has exchangeable bonds where the bondholders may exchange the bonds into shares of certain public entities which UMC holds as available-for-sale financial assets. In accordance with IAS 39, if the economic characteristics and risks of the embedded call or put options are not clearly and closely related to the host contract, the derivative financial instruments embedded in exchangeable bonds would be recognized separately as financial assets or liabilities at fair value through profit or loss.

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

We measure the cost of equity-settled transactions with employees based on reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. Please refer to Note 6(16) to our audited consolidated financial statements included elsewhere in this annual report for more details.

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

Impairment of Property, Plant and Equipment

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, we assess whether there is an indication that an asset in the scope of “IAS 36 - Impairment of Assets” may be impaired. If any indication exists, we complete impairment testing for the cash-generating unit (CGU) to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or CGU is the higher of fair value less costs of disposal and its value in use. The fair value less costs of disposal is based on best information available to reflect the amount that an entity could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU. Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and our operating situation.

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

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. We establish provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations made by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in our respective domicile.

Deferred tax assets are recognized for all carry forward of unused tax losses tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized. The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences. Please refer to Note 6(22) to our audited consolidated financial statements included elsewhere in this annual report for more details on unrecognized deferred tax assets.

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

Effect of Adopting IFRSs in 2013

We started to prepare our annual consolidated financial statements in accordance with IFRSs as of and for the year ended December 31, 2013 and thereafter. Prior to December 31, 2012, we prepared our annual consolidated financial statements in accordance with R.O.C. GAAP. Effective January 1, 2013, companies listed on the Taiwan Stock Exchange, including us, must report their financial statements under TIFRSs pursuant to the requirements of the Framework for Adoption of International Financial Reporting Standards by Companies in the R.O.C. promulgated by the FSC on May 14, 2009. Accordingly, we have adopted TIFRSs for reporting in the R.O.C. our annual consolidated financial statements starting from the year ended December 31, 2013. We also prepare our interim unaudited quarterly financial statements beginning in the first quarter of 2013 under TIFRSs, which are furnished to the SEC on Form 6-K. At the same time, we have adopted IFRSs as issued by the IASB for our annual reports on Form 20-F with the U.S. SEC starting from the year ended December 31, 2013.

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

Our total depreciation expenses were NT$35,118 million, NT$37,242 million and NT$38,786 million (US$1,227 million) in 2012, 2013 and 2014, respectively.

Operating Expenses

Our operating expenses consist of the following:

•	Sales and marketing expenses. Sales and marketing expenses consist primarily of intellectual property development expenses, salaries and related personnel expenses, wafer sample expenses and related marketing expenses. Wafer samples are actual silicon samples of our customers’ early design ideas made with our most advanced processes and provided to those customers;

•	General and administrative expenses. General and administrative expenses consist primarily of salaries for our administrative, finance and human resource personnel, fees for professional services, and cost of computer and communication systems to support our operations; and

•	Research and development expenses. Research and development expenses consist primarily of research testing related expenses, salaries and related personnel expenses and depreciation on the equipment used for our research and development.

Net Other Operating Income and Expenses

Net other operating income and expenses consist primarily of:

•	gains or losses arising from disposal of property, plant and equipment;

•	the recognition or reversal of impairment losses of property, plant and equipment and intangible assets; and

•	net rental income or loss from property.

Non-operating Income and Expenses

Our non-operating income and expenses primarily consist of the following:

1.	Other income, which consists of:

•	interest income, which is primarily derived from time deposits; and

•	dividend income, which is primarily derived from financial assets at fair value through profit or loss, available-for-sale financial assets and financial assets measured at cost.

2.	Other gains and losses, which principally consist of:

•	gains or losses on valuation of financial assets and liabilities, which are primarily derived from disposal of and changes in the values of financial assets and liabilities classified as fair value through profit or loss, according to IAS 39;

•	impairment loss, which is primarily derived from the loss recognized in available-for-sale financial assets and financial assets measured at cost, noncurrent;

•	gains or losses on disposal of investments, which are primarily derived from our disposal of available-for-sale financial assets, financial assets measured at cost and investments accounted for under the equity method; and

•	other gains and losses, which are primarily derived from our branch’s grant income received from the government in Singapore.

3.	Finance costs, which principally consist of:

•	interest expenses, which are primarily derived from bonds payable and bank loans; and

•	financial expenses, which are primarily derived from shareholder services proxy fee.

4.	Share of profit or loss of associates and joint ventures, which is primarily derived from the recognition of investee companies’ net profit based on the ownership percentage we hold.

5.	Bargain purchase gain, which is mainly derived from the acquisition of Best Elite. The purchase consideration was less than the fair value of Best Elite’s net assets due to our unique position to better utilize the assets, such as improving utilization, and the lack of liquidity of Best Elite’s ordinary and preferred shares.

Taxation

Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of five years following each such capital increase. This tax exemption resulted in tax savings of approximately NT$55 million, nil and NT$182 million (US$6 million) in 2012, 2013 and 2014, respectively. Our tax rate was 17% in 2014, the same rate applicable to companies outside the Hsinchu Science Park. We also benefit from other tax incentives generally available to technology companies in Taiwan, such as tax credits applicable against corporate income tax that range from 5% to 20% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately NT$343 million, NT$38 million and NT$549 million (US$17 million) in 2012, 2013 and 2014, respectively.

In 1997, the R.O.C. Income Tax Law was amended to integrate corporate income tax and stockholder dividend tax to eliminate the double taxation effect for resident stockholders of Taiwan companies. Under the amendment, all retained earnings generated from January 1, 1998 and not distributed to stockholders as dividends in the following year will be assessed a 10% retained earnings tax.

As a result, if we do not distribute all of our annual retained earnings generated beginning January 1, 1998 as cash and/or stock dividends in the following year, these earnings will be subject to the 10% retained earnings tax.

In addition, the R.O.C. government enacted the R.O.C. Income Basic Tax Act, also known as the “Alternative Minimum Tax Act”, or the AMT Act, which became effective on January 1, 2006 to impose an alternative minimum tax. AMT is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the AMT Act. Prior to 2013, a company is subject to a 10% AMT if its annual taxable income under the AMT Act exceeds NT$2 million. Effective on January 1, 2013, after the amendment on August 8, 2012, the statutory tax rate was increased from 10% to 12%, if its annual taxable income under the AMT Act exceeds NT$0.5 million.

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$2,146 million, NT$2,257 million and NT$3,125 million (US$99 million) of income tax expenses in 2012, 2013 and 2014, respectively. Our effective income tax rate in 2014 was 23.03%.

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2012	2013	2014
	%	%	%
Net operating revenues	100.0	100.0	100.0
Operating costs	(83.3)	(81.0)	(77.2)

Gross profit	16.7	19.0	22.8
Operating expenses
Sales and marketing	(2.4)	(2.6)	(2.9)
General and administrative	(2.7)	(2.9)	(2.5)
Research and development	(8.5)	(10.1)	(9.8)

Subtotal	(13.6)	(15.6)	(15.2)

Net other operating income and expenses	(2.4)	(0.1)	(0.4)

Operating income	0.7	3.3	7.2
Non-operating income and expenses	4.7	8.3	2.5

Income from continuing operations before income tax	5.4	11.6	9.7
Income tax expense	(1.8)	(1.8)	(2.2)

Net income	3.6	9.8	7.5
Total other comprehensive income (loss), net of tax	(5.5)	0.1	4.3

Total comprehensive income (loss)	(1.9)	9.9	11.8

Net income attributable to:
Stockholders of the parent	5.3	10.2	7.9
Non-controlling interests	(1.7)	(0.4)	(0.4)
Total comprehensive income (loss) attributable to:
Stockholders of the parent	(0.2)	10.3	12.2
Non-controlling interests	(1.7)	(0.4)	(0.4)

We obtained a controlling interest in Best Elite in 2013, and therefore its results of its operations have been included in our consolidated financial statements since 2013. We integrated our operating resources with Best Elite to reach cooperative synergy and provide enhanced manufacturing solutions to customers that help increase the competiveness of their products. As a result of our acquisition, Best Elite’s operational efficiency has improved with the integration of its assets with our advanced technologies and manufacturing platforms as well as leveraging on our purchasing power, which contributed to an increase of 64.6% in Best Elite’s operating income in 2014 as compared to 2013.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net operating revenues. Net operating revenues increased by 13.1% from NT$123,812 million in 2013 to NT$140,012 million (US$4,431 million) in 2014, primarily due to the increased demand from our customers, resulting in a 11.6% increase in foundry wafer shipments from 4,997 thousand 8-inch equivalent wafers in 2013 to 5,577 thousand 8-inch equivalent wafers in 2014, and a perpetual 40nm licensing fee from Fujitsu.

Operating Costs. Operating costs increased by 7.9% from NT$100,249 million in 2013 to NT$108,159 million (US$3,423 million) in 2014, primarily due to the net effect of the increase in shipments and the higher capacity utilization in response to the increased customer demand.

Gross profit and gross margin. Gross profit increased from NT$23,563 million in 2013 to NT$31,853 million (US$1,008 million) in 2014. Our gross margin increased from 19.0% in 2013 to 22.8% in 2014, primarily due to the higher capacity utilization in response to the increased customer demand and a perpetual 40nm licensing fee from Fujitsu.

Operating income and operating margin. Operating income increased from NT$4,032 million in 2013 to NT$10,076 million (US$319 million) in 2014. Our operating margin increased from 3.3% in 2013 to 7.2% in 2014. The increase in operating margin was largely due to the increase in gross margin, partially offset by the increase in operating expenses and net other operating expenses. Operating expenses increased by 9.4% from NT$19,406 million in 2013 to NT$21,238 million (US$672 million) in 2014.

Sales and marketing expenses. Our sales and marketing expenses increased by 23.5% from NT$3,247 million in 2013 to NT$4,012 million (US$127 million) in 2014. The increase in sales and marketing expenses was mainly due to an increase of NT$600 million (US$19 million) in intellectual property royalty expenses as a result of the increased number of intellectual property under which we are granted licenses. Our sales and marketing expenses as a percentage of our net operating revenues increased from 2.6% in 2013 to 2.9% in 2014.

General and administrative expenses. Our general and administrative expenses slightly decreased by 2.8% from NT$3,666 million in 2013 to NT$3,562 million (US$113 million) in 2014, primarily as a result of the decrease in employee welfare expenses, which was mainly due to deconsolidation of UMCJ in 2013. Our general and administrative expenses as a percentage of our net operating revenues were 2.9% and 2.5% in 2013 and 2014, respectively.

Research and development expenses. Our research and development expenses increased by 9.4% from NT$12,493 million in 2013 to NT$13,664 million (US$432 million) in 2014. The increase in research and development expenses resulted primarily from an increase of NT$490 million (US$16 million) in personnel expenses, NT$460 million (US$15 million) in research expenses for advanced technologies, NT$290 million (US$9 million) in depreciation on the equipment used for research and development. Our research and development expenses as a percentage of our net operating revenues decreased from 10.1% in 2013 to 9.8% in 2014.

Net other operating income and expenses. Net other operating expenses increased by 331.2% from NT$125 million in 2013 to NT$539 million (US$17 million) in 2014, mainly due to an impairment loss of property, plant and equipment of NT$597 million (US$19 million) in 2014, all of which came from new business segment. Net other operating expense as a percentage of our net operating revenue increased from 0.1% in 2013 to 0.4% in 2014.

Non-operating income and expenses. Non-operating income decreased by 66.1% from NT$10,309 million in 2013 to NT$3,496 million (US$111 million) in 2014, mainly due to a bargain purchase gain of NT$7,154 million in 2013.

Other comprehensive income (loss), net of tax. Our other comprehensive income increased from NT$198 million in 2013 to NT$6,069 million (US$192 million) in 2014. We attributed this change primarily to the increase in the income of exchange differences on translation of foreign operations from NT$270 million in 2013 to NT$4,330 million (US$137 million) in 2014, and the increase in an unrealized gain on available-for-sale financial assets from a loss of NT$784 million in 2013 to a gain of NT$1,465 million (US$46 million) in 2014, partially offset by the decrease in remeasurements of defined benefit pension plans from an income of NT$379 million in 2013 to a loss of NT$2 million (US$0.06 million) in 2014.

Net income attributable to the stockholders of the parent. Due to the factors described above, our net income decreased by 11.9% from NT$12,609 million in 2013 to NT$11,109 million (US$352 million) in 2014.

Total comprehensive income attributable to the stockholders of the parent. Due to the factors described above, our comprehensive income increased by 33.1% from NT$12,796 million in 2013 to NT$17,035 million (US$539 million) in 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net operating revenues. Net operating revenues increased by 7.0% from NT$115,675 million in 2012 to NT$123,812 million in 2013, primarily due to the increased demand from our customers, resulting in a 12.3% increase in foundry wafer shipments from 4,449 thousand 8-inch equivalent wafers in 2012 to 4,997 thousand 8-inch equivalent wafers in 2013. Due to nominal price erosion, these increases were partially offset by the lower average selling price in 2013, which decreased approximately 5.5% from 2012.

Operating Cost. Operating costs increased by 4.0% from NT$96,365 million in 2012 to NT$100,249 million in 2013, primarily due to the net effect of the increase in shipments and the higher capacity utilization in response to the increased customer demand.

Gross profit and gross margin. Gross profit increased from NT$19,310 million in 2012 to NT$23,563 million in 2013. Our gross margin increased from 16.7% in 2012 to 19.0% in 2013, primarily due to the increase in shipments, the decrease in sales returns and allowances and the improvement of operating efficiency of our new business segment.

Operating income and operating margin. Operating income increased from NT$822 million in 2012 to NT$4,032 million in 2013. Our operating margin increased from 0.7% in 2012 to 3.3% in 2013. The increase in operating margin is largely due to the increase in gross margin and the decrease in net other operating expenses, partially offset by the increase in operating expenses. Operating expenses increased by 23.6% from NT$15,697 million in 2012 to NT$19,406 million in 2013.

Sales and marketing expenses. Our sales and marketing expenses increased by 18.1% from NT$2,749 million in 2012 to NT$3,247 million in 2013. The increase in sales and marketing expenses was mainly due to an increase of NT$180 million in mask expenses and NT$380 million in intellectual property royalty expenses as a result of an increase in intellectual property under which we are granted a license. Our sales and marketing expenses as a percentage of our net operating revenues increased from 2.4% in 2012 to 2.6% in 2013.

General and administrative expenses. Our general and administrative expenses increased by 15.9% from NT$3,161 million in 2012 to NT$3,666 million in 2013 primarily as a result of an increase of NT$200 million in personnel expenses. Our general and administrative expenses as a percentage of our net operating revenues were 2.7% and 2.9% in 2012 and 2013, respectively.

Research and development expenses. Our research and development expenses increased by 27.6% from NT$9,787 million in 2012 to NT$12,493 million in 2013. The increase in research and development expenses resulted primarily from an increase of NT$1,160 million in research expenses for advanced technologies and an increase of NT$710 million in RD wafers expenses. Our research and development expenses as a percentage of our net operating revenues increased from 8.5% in 2012 to 10.1% in 2013.

Net other operating income and expenses. Net other operating expenses decreased by 95.5% from NT$2,791 million in 2012 to NT$125 million in 2013. The decrease in net other operating expenses is resulted primarily from a decrease of NT$3,190 million in losses arising from impairment of property, plant and equipment. Net other operating expense as a percentage of our net operating revenue decreased from 2.4% in 2012 to 0.1% in 2013.

Non-operating income and expenses. Non-operating income increased by 88.4% from NT$5,473 million in 2012 to NT$10,309 million in 2013, mainly due to a bargain purchase gain of NT$7,154 million in 2013 and a decrease in gain on disposal of investments from NT$4,830 million in 2012 to NT$2,224 million in 2013.

Other comprehensive income (loss), net of tax. Our other comprehensive income was NT$198 million in 2013, compared to our other comprehensive loss of NT$6,381 million in 2012. We attributed this change primarily to an increase in exchange differences on translation of foreign operations from a loss of NT$3,228 million in 2012 to an income of NT$270 million in 2013, and a decrease in unrealized loss on available-for-sale financial assets from NT$2,492 million in 2012 to NT$784 million in 2013.

Net income attributable to the stockholders of the parent. Due to the factors described above, our net income increased by 106.9% from NT$6,094 million in 2012 to NT$12,609 million in 2013.

Total comprehensive income (loss) attributable to the stockholders of the parent. Due to the factors described above, our comprehensive income amounted to NT$12,796 million in 2013 compared to a comprehensive loss of NT$281 million in 2012.

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

We incurred capital expenditures of NT$52,186 million, NT$32,911 million and NT$43,237 million (US$1,368 million) in 2012, 2013 and 2014, respectively. Constructing a fab requires a significant amount of funding from financing activities. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows.

We have financed our capital expenditure requirements in recent years from operating cash inflows as well as from bank borrowings, the issuance of bonds and equity-linked securities denominated in NT dollars and U.S. dollars. Operating cash inflows significantly exceed operating income, reflecting the significant non-cash depreciation expense. We generated cash flows from operations of NT$40,398 million, NT$43,472 million and NT$44,788 million (US$1,417 million) in 2012, 2013 and 2014, respectively.

On May 24, 2011, we issued US$500 million aggregate principal amount of currency linked zero coupon convertible bonds due 2016. Each bond, at the option of the holder, will be convertible into our ADSs. The proceeds of this offering will be used for purchasing machinery and equipment. As of December 31, 2012 and 2013, no bonds had been converted into our ADSs, and we have repurchased and cancelled US$142 million principal amount of these bonds in the open market transactions in prior years. On May 27, 2014, we redeemed US$324 million principal amount of these bonds as requested by investors and on June 27, 2014, we further redeemed another US$34 million principal amount of these bonds, which represented all of the remaining outstanding bonds. As of June 27, 2014, all of our currency linked zero coupon bonds due 2016 were redeemed.

In early June 2012, we issued five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.43%, and the principal will be repayable in June 2017 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.63%, and the principal will be repayable in June 2019 upon maturity. The proceeds of this offering are used for purchasing machinery and equipment. As of December 31, 2014, NT$10,000 million aggregate principal amount of these bonds were outstanding.

In mid-March 2013, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.35%, and the principal will be repayable in March 2018 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.50%, and the principal will be repayable in March 2020 upon maturity. The proceeds of this offering are used for purchasing machinery and equipment. As of December 31, 2014, NT$10,000 million aggregate principal amount of these bonds were outstanding.

In mid-June 2014, we issued an aggregate principal amount of NT$5,000 million of seven-year and ten-year domestic unsecured corporate bonds, with a denomination of NT$1 million per bond. The seven-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$2,000 million with an annual coupon bearing an interest rate of 1.7%. The ten-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$3,000 million with an annual coupon bearing an interest rate of 1.95%. The proceeds of this offering were used for repay debts. As of December 31, 2014, NT$5,000 million aggregate principal amount of these bonds were outstanding.

As of December 31, 2014, we had NT$45,701 million (US$1,446 million) of cash and cash equivalents and NT$740 million (US$23 million) of financial assets at fair value through profit or loss, current. Cash equivalents included time deposits and commercial paper with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate bonds. These agreements bore interest rates ranging from 0.46% to 0.60%; 0.48% to 0.56% and 0.48% to 0.51% in 2012, 2013 and 2014, respectively. The terms of these agreements were typically less than two weeks. As of December 31, 2012, 2013 and 2014, we held repurchase agreements in the amount of NT$4,585 million, NT$5,669 million and NT$4,526 (US$143 million), respectively.

We believe that our working capital, cash inflows from operations and unused lines of credit are sufficient for our present requirements.

At our 2014 annual general meeting, our stockholders authorized our board of directors to raise capital from private placement, through issuing instruments such as common shares, depositary receipts (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and our needs. The amount of common shares issued or convertible is proposed to be no more than 10% of our issued and outstanding share capital (i.e., no more than 1,269,208,166 common shares). According to Item 6, Article 43-6 of the R.O.C. Security and Exchange Act, any private placement of our common shares must be conducted separately within one year after approval at the annual general meeting of stockholders. The approval to conduct a private placement of our common shares will expire on June 10, 2015. Considering market conditions, our board of directors has resolved to terminate any plans for a private placement of our common shares under the 2014 general meeting authorization.

Operating Activities

Net cash generated by operating activities increased from NT$43,472 million in 2013 to NT$44,788 million (US$1,417 million) in 2014, primarily due to an increase in cash collected from our customers. Net cash generated by operating activities increased from NT$40,398 million in 2012 to NT$43,472 million in 2013.

Investing Activities

Net cash used in our investing activities increased from NT$31,516 million in 2013 to NT$42,606 million (US$1,348 million) in 2014, primarily due to the cash we used to purchase equipment at our fabs increased from NT$32,911 million in 2013 to NT$43,237 million (US$1,368 million) in 2014. Net cash used in our investing activities decreased from NT$49,123 million in 2012 to NT$31,516 million in 2013, primarily due to the cash we used to purchase equipment at our fabs decreased from NT$52,186 million in 2012 to NT$32,911 million in 2013, partially offset by the decrease in net cash provided by acquisition and disposal of available-for-sale financial assets from NT$3,965 million in 2012 to NT$2,232 million in 2013.

Financing Activities

Net cash used in our financing activities increased from NT$3,924 million in 2013 to NT$8,258 million (US$261 million) in 2014, primarily due to an increase in redemption of bonds from NT$2,153 million in 2013 to NT$14,137 million (US$447 million) in 2014, a decrease in proceeds from bonds issued from NT$10,000 million in 2013 to NT$5,000 million (US$158 million) in 2014 and the increase in cash dividends and cash paid from additional paid-in capital from NT$5,061 million in 2013 to NT$6,253 million (US$198 million) in 2014. Such increase in net cash used was partially offset by drawing down bank loans of NT$4,684 million in 2013 and an increase in bank loans of NT$6,560 million (US$208 million) in 2014, as well as our acquisition of treasury stock of NT$2,245 million in 2013.

Net cash used in our financing activities was NT$3,924 million in 2013, compared to net cash provided by financing activities of NT$3,588 million in 2012. This was primarily due to increase in the bank loans we drew down from NT$424 million in 2012 to NT$4,684 million in 2013 and increase in redemption of bonds from NT$139 million in 2012 to NT$2,153 million in 2013, as well as our acquisition of treasury stock of NT$2,245 million in 2013. Such increase in net cash used is partially offset by decrease in cash dividends paid from NT$6,316 million in 2012 to NT$5,061 million in 2013.

We had NT$6,251 million (US$198 million) outstanding short-term loans as of December 31, 2014. We had total availability under existing short-term lines of credit of NT$19,650 million (US$622 million) as of December 31, 2014.

We had bonds payable of NT$24,978 million (US$790 million) in the aggregate as of December 31, 2014.

As of December 31, 2014, our outstanding long-term debts primarily consisted of NT$1,231 million (US$39 million) unsecured and NT$150 million (US$5 million) secured long-term bank loans due in 2015, NT$3,667 million (US$116 million) unsecured and NT$1,385 million (US$44 million) secured long-term bank loans due in 2016, NT$4,200 million (US$133 million) unsecured and NT$168 million (US$5 million) secured long-term bank loans due in 2017, NT$300 million (US$9 million) unsecured and NT$100 million (US$3 million) secured long-term bank loans due in 2018, and NT$1,000 million (US$32 million) unsecured long-term bank loans due in 2019. The interest rates of our long-term bank loans range from 1.23% to 2.51%.

As of December 31, 2014, we had no current portion of bonds due within one year. As of the same date, the current portion of long-term bank loans due within one year was NT$3,775 million (US$119 million).

Capital Expenditures

We have continued to expand our manufacturing capacity, especially our 40 nanometer and 28 nanometer technology processes. As a result, our capital expenditures have been used for expanding our factory space and purchasing equipment for both research and development and production purposes. We have entered into several construction contracts for the expansion of our factory space in Taiwan. As of December 31, 2014, these construction contracts amounted to NT$11,657 million (US$369 million) with an unpaid portion of the contracts, which would be accrued, of approximately NT$5,233 million (US$166 million). In 2012, 2013 and 2014, we spent approximately NT$52,186 million, NT$32,911 million and NT$43,237 million (US$1,368 million), respectively, primarily to purchase equipment for research and development and production purposes.

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

We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure requirements at least through the end of 2015. Due to rapid changes in technology in the semiconductor industry, however, we have frequent demand for investment in new manufacturing technologies. We cannot assure you that we will be able to raise additional capital, should that become necessary, on terms acceptable to us, or at all. If financing is not available on terms acceptable to us, management intends to reduce expenditures so as to delay the need for additional financing. To the extent that we do not generate sufficient cash flows from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings to finance our working capital needs or our future expansion plans. The sale of additional equity or equity-linked securities may result in additional dilution to our stockholders. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our products and change in our product mix, which in turn may be adversely affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the average selling price of our products. The average selling price of our products have been subjected to downward pressure in the past and are reasonably likely to be subject to further downward pressure in the future. We have not historically relied on, and we do not plan to rely on in the foreseeable future, off-balance sheet financing arrangements to finance our operations or expansion.

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

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$9,787 million, NT$12,493 million, NT$13,664 million (US$432 million) in 2012, 2013 and 2014, respectively, in research and development, which represented 8.5%, 10.1% and 9.8%, respectively, of net operating revenues for such years. We believe that our continuous spending on research and development will help us maintain our position as a technological leader in the foundry industry. As of March 31, 2015, we employed 1,590 professionals in our research and development division.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2014.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in NT$ millions)
Long-term debt (1)
Unsecured bonds	25,000	—	7,500	10,000	7,500
Long-term loans	12,201	3,775	7,313	1,113	—
Operating lease obligations (2)	4,218	427	740	504	2,547
Purchase obligations (3)	103	103	—	—	—
Other long-term obligations (4)	3,177	2,896	275	3	3

Total contractual cash obligations	44,699	7,201	15,828	11,620	10,050

(1)	Assuming the domestic bonds are paid off upon maturity.
(2)	Represents our obligations to make lease payments to use machineries, equipment and land on which our fabs are located, primarily in the Hsinchu Science Park and the Tainan Science Park in Taiwan, Pasir Ris Wafer Fab Park in Singapore.
(3)	Represents commitments for purchase of raw materials. These commitments are not recorded on our balance sheet as of December 31, 2014.
(4)	Represents intellectual properties and royalties payable under our technology license agreements. The amounts of payments due under these agreements are determined based on fixed contract amounts.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age, position, tenure and biography of each of our directors and executives as of March 31, 2015. There is no family relationship among any of these persons.

The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Years with Us
Stan Hung	54	Chairman and Director	23
Po-Wen Yen	58	Chief Executive Officer and Director (Representative of Hsun Chieh Investment Co.)	28
Jann-Hwa Shyu (1)	56	Director (Representative of Silicon Integrated Systems Corp.) and Senior Vice President	29
Wen-Yang Chen	62	Director (Representative of UMC Science and Culture Foundation) and Chief Operating Officer	35
Ting-Yu Lin	53	Director	9
Paul S.C. Hsu (2)	79	Independent Director	11
Chung-Laung Liu (2)	81	Independent Director	9
Chun-Yen Chang (2)	78	Independent Director	9
Cheng-Li Huang (2)	66	Independent Director	6
Chitung Liu	49	Chief Financial Officer	14

(1)	Jann-Hwa Shyu was appointed as a representative of Representative of Silicon Integrated Systems Corp. on January 9, 2015.
(2)	Member of the Audit Committee.

Stan Hung is a director and the Chairman of our company. Mr. Hung was our CFO & Senior Vice President from 2000 to 2007. He was also the Chairman of Epitech Technology Corporation in 2007 and ITE Technology Corporation for a portion of 2008, respectively. Prior to re-joining United Microelectronics Corporation in 1991, Mr. Hung was a financial manager at Optoelectronics Corporation. He is also the Chairman of Fortune Venture Capital Corporation, TLC Capital Co., Nexpower Technology Corporation, UMC New Business Investment Corporation, and a Director of Epistar Corporation, Crystalwise Technology Inc. and Altek Corporation as well as an independent director of United BioPharma, Inc. Mr. Hung received a bachelor’s degree in accounting from Tam Kang University in 1982.

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

Jann-Hwa Shyu is a director and our senior vice president. Mr.Shyu is a representative of Silicon Integrated Systems Corp. Mr.Shyu is responsible for operation management of 10 fabs in Hsinchu, Tainan, Singapore, and Suzhou, China. Mr. Shyu joined us in 1986 as an engineer, specializing in semiconductor process development, process integration, and fab operation management. In 2002, Mr. Shyu established Hejian in Suzhou Industrial Park and served as its president. Under his leadership, Hejian has been ranked one of the “China’s Top 10 IC & Discrete Device Manufacturer” every year since 2004. In 2006, Mr. Shyu received China’s Semiconductor Industry Leadership Award. Following our acquisition of Hejian in 2013, Mr. Shyu was appointed to his current position as a senior vice president. He earned his master’s degree in Chemical Engineering from National Cheng-Kung University,

Wen-Yang Chen is a director of our company. Mr. Chen is a representative of UMC Science and Culture Foundation. Mr. Chen was our Chief Operating Officer from 2009 to 2013. Prior to joining us, Mr. Chen worked for companies including Digital Equipment Corporation and Vishay. Mr. Chen joined us in 1980 and was responsible for the operation of our 6A, 8A, 8E, 8D and 8F Fabs, specializing in development and integration of semiconductor processes and factory management. Mr. Chen is also the Chairman of Wavetek Microelectronics Corporation as well as a director of Fortune Venture Capital Corporation, TLC Capital Co., UMC New Business Investment Corporation, and a director of UMC Science and Culture Foundation. Mr. Chen received Award of the Excellent Engineers from Chinese Institute of Engineers in 1994 and Manager Excellence Award in 2002.

Ting-Yu Lin is a director of our company. Mr. Lin is also the chairman of Sunrox International Inc. Mr. Lin received a master’s degree in international finance from Meiji University in 1993.

Paul S.C. Hsu is an independent director of our company. Professor Hsu is a Kao Reyan Chair Professor of Feng Chia University, Taiwan, the Chairman of Social Ethics Association and the Chairman of Taiwan Institute of Directors. Professor Hsu is an independent director of Gintech Energy Corporation and Yummy Town (Cayman) Holdings Corporation, a director of Faraday Technology Corporation and Far Eastern Electronic Toll Collection Co, Ltd as well as a supervisor of Far Eastern International Bank. Professor Hsu received a Ph.D. degree in business administration from the University of Michigan in 1974.

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

Chun-Yen Chang is an independent director of our company. Professor Chang is an academician of Academia Sinica and a chair professor and president of National Chiao Tung University, Taiwan. Professor Chang is also an independent director of BizLink Holding Inc. and GlobalWafers Co., Ltd. Professor Chang received a Ph.D. degree in electrical engineering from National Chiao Tung University in 1970.

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

The aggregate compensation paid and benefits in kind granted to our directors in 2014 were approximately NT$16.6 million. The remuneration was out of our 2014 earnings distribution plan, and the distribution percentage for directors is [0.1]%. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Some of the remuneration was paid to the legal entities that certain directors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2014 were approximately NT$134 million, which include NT$47 million as bonus. Certain of our directors who also served as executive officers held stock options to purchase 6.3 million common shares as of March 31, 2015.

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

Remuneration Committee

The R.O.C. Securities and Exchange Act, as amended on November 24, 2010, further introduced the mechanism of a “Remuneration Committee”, which requires all the publicly listed companies in the R.O.C., including our company, to adopt a remuneration committee. On March 18, 2011, R.O.C. FSC promulgated the Regulations Governing the Establishment and Exercise of Powers by Compensation Committees of Public Companies, according to which, public listed companies of our size shall set up the remuneration committee no later than September 30, 2011 and the remuneration committee shall be composed of no less than three members commissioned by the board of directors. In addition, for a company with independent directors, such as us, at least one of the remuneration committee members shall be the independent director of such company. We established a remuneration committee in accordance with Article 14-6 of the R.O.C. Securities and Exchange Act on April 27, 2011. The members of the remuneration committee are independent directors Chun-Yen Chang, Chung-Laung Liu, Paul S.C. Hsu, and Cheng-Li Huang, with Chun-Yen Chang serving as convener and chairperson. We amended our articles of incorporation to implement the mechanism of our remuneration committee during the annual ordinary stockholders’ meeting held on June 15, 2011.

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

As of March 31, 2015, we had 18,538 employees, which includes 10,272 engineers, 7,461 technicians and 805 administrative staff performing administrative functions on a consolidated basis. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
	2012	2013	2014
Employees
Engineers	8,640	9,698	10,272
Technicians	6,215	7,232	7,558
Administrative Staff	769	854	793
Total	15,624	17,784	18,623

Employee salaries are reviewed annually. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of management based on the performance of individuals. In addition, except under certain circumstances, R.O.C. law requires us to reserve from 10% to 15% of any offerings of our new common shares for employees’ subscription.

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On March 18, 2015, our board of directors proposed an employee bonus in cash in the amount of NT$1,459 million (US$46.17 million) in relation to retained earnings in 2014.

Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E.	Share Ownership

As of March 31, 2015, each of our directors and executive officers held common shares and/or ADSs of United Microelectronics, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Chung-Laung Liu, Paul S.C. Hsu, Chun-Yen Chang and Cheng-Li Huang, our independent directors. As of April 11, 2015, our most recent record date, Hsun Chieh Investment Co. held approximately 441 million of our common shares, representing approximately 3.47% of our issued and outstanding share capital. Silicon Integrated Systems Corp. held approximately 315 million of our common shares, representing approximately 2.48% of our issued and outstanding share capital. Stan Hung held approximately 14 million of our common shares, representing approximately 0.11% of our issued and outstanding share capital. Ting-Yu Lin held approximately 13 million of our common shares, representing approximately 0.1% of our issued and outstanding share capital.

We have adopted employee stock option plans in the past, pursuant to which options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is 6 years from the date of its issuance. The 300 million stock options with an exercise price of NT$10.4 that we granted in June 2009 will expire on June 18, 2015. Except for the grant in the prior sentence, all stock options we previously granted had expired prior to 2013.

According to our Employee Stock Options Plan, an option holder may exercise an increasing portion of his or her options starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively. Upon a voluntary termination or termination in accordance with the R.O.C. Labor Law, the option holder shall exercise his or her vested options within 30 days, subject to exceptions provided therein, and after the termination otherwise such options shall terminate. If termination was due to death, the heirs of such option holder have one year starting from the date of the death to exercise his or her vested options. If termination was due to retirement or occupational casualty, the option holder or his or her heirs may exercise all his or her options within a certain period as provided. The options are generally not transferable or pledgeable by the option holders. The total number of common shares issuable upon exercise of option held by our directors and executive officers as of March 31, 2015 was 14.9 million. The units granted to each of our directors and executive officers as a percentage of our issued and outstanding share capital as of March 31, 2015 were less than 1%.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of (i) April 11, 2015, our most recent record date and (ii) as of certain record dates in each of the preceding three years, for (1) the stockholders known by us to beneficially own more than 2% of our common shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules.

	As of April 13, 2013	As of April 13, 2014	As of April 11, 2015
	Percentage of common shares beneficially owned	Percentage of common shares beneficially owned	Percentage of common shares beneficially owned	Number of common shares beneficially owned
Name of Beneficial Owner
Hsun Chieh Investment Co., Ltd. (1)	3.4%	3.48%	3.47%
Silicon Integrated Systems Corp.	2.4%	2.48%	2.48%
Directors and executive officers as a group	6.27%	6.39%	6.28%

(1)	36.5% owned by United Microelectronics Corp. as of March 31, 2015.

None of our major stockholders have different voting rights from those of our other stockholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

For information regarding our common shares held or beneficially owned by persons in the United States, see “Item 9. The Offer and Listing—A. Offer and Listing Details—Market Price Information for Our American Depositary Shares” in this annual report.

B.	Related Party Transactions

From time to time we have engaged in a variety of transactions with our affiliates. We generally conduct transactions with our affiliates on an arm’s-length basis. The sales and purchase prices with related parties are determined through negotiation, generally based on market price.

The following table shows our aggregate ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of December 31, 2014.

Name	Ownership %
Silicon Integrated Systems Corp.	19.70

We provide foundry services to this fabless design company and the sales price was determined on arm’s length prices and terms, through mutual agreement based on the market conditions. We derived NT$156 million and NT$117 million (US$4 million) of our net operating revenues in 2013 and 2014, respectively, from the provision of our foundry services. For more information, please refer to Note 7 to our audited consolidated financial statements included in this annual report.

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

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association— Dividends and Distributions”. On June 12, 2012, our stockholders approved a cash dividend of NT$0.5 per share for an aggregate of NT$6,316,434,833. On June 20, 2012, our board of directors resolved to adjust the cash dividend ratio to NT$0.49980232 per common share, because the outstanding common shares had increased accordingly as a result of the exercise of employee stock options. On June 11, 2013, our stockholders approved a cash dividend of NT$0.4 per common share for an aggregate of NT$5,061,310,216. On June 19, 2013, our board of directors resolved to adjust the cash dividend ratio to NT$0.40639654 per common share because the number of outstanding common shares had changed as a result of the exercise of employee stock options and our repurchase of treasury common shares. On June 11, 2014 our stockholders approved a cash distribution of NT$0.5 per common share for an aggregate of NT$6,253,157,145, among which NT$0.49 per common share was from additional paid-in capital while the remaining was from earnings. On March 18, 2015, our board of directors proposed dividends of NT$6,939,321,835 (approximately NT$0.55 per common share) which are expected to be approved at our annual general stockholders’ meeting on June 9, 2015.

The following table sets forth the cash dividends per share and stock dividends per share as a percentage of common shares outstanding paid during each of the years indicated in respect of common shares outstanding at the end of each such year, except as otherwise noted.

	Cash Dividend per Share	Stock Dividend per Share	Total Number of Common Shares Issued as Stock Dividend	Number of Outstanding Common Shares at Year End
	NT$	NT$
1997	—	3.0	868,629,276	4,117,758,265
1998	—	2.9	1,199,052,940	5,480,221,725
1999	—	1.5	834,140,790	6,638,054,462
2000	—	2.0	1,809,853,716	11,439,016,900
2001	—	1.5	1,715,104,035	13,169,235,416
2002	—	1.5	1,968,018,212	15,238,578,646
2003	—	0.4	607,925,145	15,941,901,463
2004	—	0.8	1,288,558,185	17,550,800,859
2005	0.1029	1.029	1,758,736,435	18,856,632,324
2006	0.409141420	0.10228530	179,031,672	19,131,192,690
2007	0.7	—	—	13,214,494,883
2008	0.75	0.45	562,958,816	12,987,771,315
2009	—	—	—	12,987,771,315
2010	0.5	—	—	12,987,912,315
2011	1.11164840	—	—	13,084,341,565
2012	0.49980232	—	—	12,951,805,540
2013	0.40639654	—	—	12,692,081,665
2014	0.5	—	—	12,725,207,790

(1)	We declare stock dividends in a NT dollar amount per share, but we pay the stock dividends to our stockholders in the form of common shares. The amount of common shares distributed to each stockholder is calculated by multiplying the dividend declared by the number of common shares held by the given stockholder, divided by the par value of NT$10 per share. Fractional common shares are not issued but are paid in cash.

B.	Significant Changes

For the significant subsequent events following the close of the last financial year up to the date of this annual report on Form 20-F, please refer to Note 10 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the Taiwan Stock Exchange since July 1985. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares. The closing price for our common shares on the Taiwan Stock Exchange on April 17, 2015 was NT$14.30 per share.

	High	Low	Average Daily Trading Volume
	NT$	NT$	(in thousands of shares)
2010	18.60	12.95	53,660.37
2011	18.10	10.45	44,048.44
2012	15.65	10.10	39,247.79
2013	12.40	10.90	41,684.47
First Quarter	12.40	10.90	3,528.18
Second Quarter	14.50	11.00	82,540.32
Third Quarter	15.05	11.75	74,070.55
Fourth Quarter	13.10	11.90	37,050.69
2014	16.50	12.00	55,017.35
First Quarter	13.05	12.00	50,562.17
Second Quarter	15.10	12.80	53,799.21
Third Quarter	16.50	12.60	62,688.43
Fourth Quarter	14.85	12.05	52,503.20
October	13.40	12.05	42,408.72
November	14.05	13.20	51,824.47
December	14.85	13.55	62,322.08
2015 (through April 17)	16.05	14.30	64,158.78
First Quarter	16.05	14.70	66,976.26
January	15.75	14.70	92,357.28
February	16.05	15.40	63,900.50
March	16.00	15.20	45,720.09
Second Quarter (through April 17)	15.80	14.30	50,071.37
April (through April 17)	15.80	14.30	50,071.37

Source: Taiwan Stock Exchange.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. The outstanding ADSs are identified by the CUSIP number 910873 40 5. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 17, 2015 was US$2.23 per ADS. Each of our ADSs represents the right to receive five common shares.

	High	Low	Average Daily Trading Volume
	NT$	NT$	(in thousands of shares)
2010	4.22	2.55	3,932,515
2011	3.46	1.79	3,454,527
2012	2.72	1.75	2,733,811
2013	2.43	1.77	1,862,883
First Quarter	2.15	1.80	2,651,914
Second Quarter	2.34	1.77	2,145,941
Third Quarter	2.43	1.88	1,638,086
Fourth Quarter	2.15	1.94	1,064,906
2014	2.58	1.95	1,043,726
First Quarter	2.15	1.97	995,294
Second Quarter	2.45	2.05	1,476,770
Third Quarter	2.58	1.99	1,088,724
Fourth Quarter	2.32	1.95	618,612
October	2.19	1.95	857,701
November	2.21	2.12	508,377
December	2.32	2.14	463,859
2015 (through April 17)	2.54	2.22	861,128
First Quarter	2.54	2.22	885,775
January	2.49	2.22	1,247,122
February	2.54	2.43	755,601
March	2.53	2.35	669,702
Second Quarter (through April 17)	2.51	2.23	735,836
April (through April 17)	2.51	2.23	735,836

Sources: Thomson One

As of March 31, 2015, there were a total of 140,554,847 ADSs listed on the NYSE. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold these common shares through a brokerage or custodial account in the R.O.C. As of March 31, 2015, 702,774,235 common shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2015, 140,356,457 ADSs representing these 701,782,285 common shares were held of record by Cede & Co., and 198,390 ADSs were held by U.S. registered stockholders. We have no further information as to common shares held or beneficially owned by U.S. persons.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal trading markets for our common shares are the Taiwan Stock Exchange and the New York Stock Exchange, on which our common shares trade in the form of ADSs.

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

Directors

The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by stockholders and is responsible for the management of our business. As of March 31, 2015, our board of directors consisted of nine directors, out of which four are independent directors. In the annual ordinary stockholders’ meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual ordinary stockholders’ meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our stockholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at a stockholders’ meeting involving the election of directors. Pursuant to the R.O.C. Company Act, entity that owns our common shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our stockholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. As of March 31, 2015, three of our nine directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”.

According to the R.O.C. Company Act and the rules promulgated under the R.O.C. Securities and Exchange Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, shall explain the essential contents of such personal interest in the meeting of the board of directors. In case that such personal interest may impair the interests of us, such director shall abstain from joining the discussion and voting on such matter. In case that such director is the representative designated by a legal entity stockholder to be elected as our director and such legal entity stockholder has personal interest in the matter to be discussed at the meeting of the board of directors, the rules provided in the preceding two sentences shall also apply. Our articles of incorporation, as amended on June 13, 2008, provide that our board of directors is authorized, by taking into account of the extent of his/her/its involvement of our operation activities and the value of his/her/its contribution, to determine the compensation for each director at a comparable rate adopted by other companies of the same industry regardless of the profit received by our company. In addition, according to our articles of incorporation, we may distribute 0.1% of the balance of our earnings after deduction of payment of all taxes and dues, deduction of any past losses, allocation of 10% of our net income as a legal reserve, and allocation of special reserve according to applicable laws and regulations or the order of the competent authority, if any, as remuneration to directors. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director, while the laws and regulations require the aggregate shareholding of all directors, excluding independent directors, to meet certain thresholds considering the paid-in capital and the numbers of the independent directors. According to our current internal Loan Procedures, we shall not extend any loan to our directors.

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

Common Shares

As of December 31, 2014, our authorized share capital was NT$260 billion, divided into 26 billion common shares, of which 12,730,304,790 common shares were issued and 12,730,304,790 common shares were outstanding (including 5,097,000 common shares of capital collected in advance). All common shares presently issued are fully paid and in registered form, and existing stockholders are not subject to any capital calls. We do not have any outstanding warrants or option to purchase our common shares, except for the options exercisable for 79 million common shares granted to our employees under our Employee Stock Options Plan discussed below.

Employee Stock Option

According to our Employee Stock Options Plan, options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. Since 2004 to 2009, we obtained approvals by relevant R.O.C. authorities to grant up to an aggregate of 1,500 million stock options to acquire our common shares under our Employee Stock Option Plan. According to the plan, an option holder may exercise an increasing portion of his or her options in time starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively.

The table below shows the number of outstanding options granted and the month in which they were granted:

June 2009
Number of Options Granted	300
Number of Options Outstanding as of March 31, 2015	79
Common Shares Available to Option Holders as of March 31, 2015	79

Except for the employee stock options disclosed in the table above, there was no other outstanding options as of March 31, 2015.

New Common Shares and Preemptive Rights

New common shares may only be issued with the prior approval of our board of directors. If our issuance of any new common shares will result in any change in our authorized share capital, we are required under R.O.C. law to amend our articles of incorporation and obtain approval of our stockholders in a stockholders’ meeting. We must also obtain the approval of, or submit a registration with, the R.O.C. FSC and the Science Park Administration. According to the R.O.C. Company Act, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a listed company intends to offer new common shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a stockholders’ meeting, which will reduce the number of new common shares in which existing stockholders may have preemptive rights. Unless the percentage of the common shares offered to the public is increased by a resolution, existing stockholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings. According to the Corporate Merger and Acquisition Act of the R.O.C., as effective on February 8, 2002, and amended on May 5, 2004, if new common shares issued by our company are solely for the purpose of acquisition, share swap or spin-off, the above-mentioned restrictions, including the employee stock ownership plan, the preemptive rights of the existing stockholders and the publicity requirement of a listed company, to such issuance of new common shares may not be applied.

Stockholders

We only recognize persons registered in our register as our stockholders. We may set a record date and close our register of stockholders for specified periods to determine which stockholders are entitled to various rights pertaining to our common shares.

Transfer of Common Shares

Under the R.O.C. Company Act, a public company, such as our company, may issue individual share certificates, one master certificate or no certificate at all, to evidence common shares. Our articles of incorporation, as amended on June 13, 2008, provide that we may deliver common shares in book-entry form instead of by means of issuing physical share certificates. We have issued our common shares in uncertificated/scripless form since 2007. Therefore, the transfer of our common shares is carried out on the book-entry system. The settlement of trading of our common shares is normally carried out on the book-entry system maintained by the Taiwan Depositary and Clearing Corporation. Transferees must have their names and addresses registered on our register in order to assert stockholder’s rights against us. Our stockholders are required to file their respective specimen seals with our share registrar, Horizon Securities Co., Ltd.

Stockholders’ Meetings

We are required to hold an annual ordinary stockholders’ meeting once every calendar year within six months from the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors deem necessary, and they must do so if requested in writing by stockholders holding no less than 3% of our issued common shares who have held these common shares for more than a year. At least 15 days’ advance written notice must be given of every extraordinary stockholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary stockholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The R.O.C. Company Act also provides that in order to approve certain major corporate actions, including any amendment of our articles of incorporation, dissolution, merger or spin-off, entering into, amendment, or termination of any contract for lease of the company’s business in whole, or for entrusted business, or for joint operation with others, on regular basis, the transfer of all or an essential part of the business or assets, accept all of the business or assets of any other company which would have a significant impact on our operations, removing directors or the distribution of dividend in stock form, a special resolution shall be adopted by the holders of the majority of our common shares represented at a stockholders’ meeting at which holders of at least two-thirds of our issued and outstanding common shares are present. However, in the case of a public company, such as our company, such resolution may be adopted by the holders of at least two-thirds of the common shares represented at a stockholders’ meeting at which holders of at least a majority of our issued and outstanding common shares are present. However, if we are the controlling company and hold no less than 90% of our subordinate company’s outstanding common shares, our merger with the subordinate company can be approved by a board resolution adopted by majority consent at a meeting with at least two-thirds of our directors present without stockholders’ approval. In addition, according to the Corporate Merger and Acquisition Act of the R.O.C., if a company intends to transfer all or an essential part of its business or assets to its wholly-owned subsidiary, subject to the qualifications set forth in the said act, such transaction only needs to be approved by majority board resolution rather than special resolution by the stockholder’s meeting as required by the R.O.C. Company Act.

Voting Rights

Each common share is generally entitled to one vote and no voting discount will be applied. However, treasury common shares and our common shares held by (i) an entity in which we own more than 50% of the voting shares or paid-in capital, or (ii) a third party in which we and an entity controlled by us jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital are not entitled to any vote. Except as otherwise provided by law or our articles of incorporation, a resolution can be adopted by the holders of a simple majority of the issued and outstanding common shares represented at a stockholders’ meeting. The quorum for a stockholders’ meeting to discuss the ordinary resolutions is a majority of the issued and outstanding common shares. Pursuant to the R.O.C Company Act amended on December 28, 2011, the election of directors by our stockholders shall be conducted by means of cumulative voting rather than other voting mechanisms adopted in our articles of incorporation. Except as otherwise provided under applicable laws and regulations, in all other matters, a stockholder must cast all his or her votes in the same manner when voting on any of these matters.

Our stockholders may be represented at an ordinary or extraordinary stockholders’ meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary stockholders’ meeting, unless such proxy has been revoked no later than two days before the date of the stockholders’ meeting. Voting rights attached to our common shares exercised by our stockholders’ proxy are subject to the proxy regulation promulgated by the R.O.C. FSC.

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

According to the R.O.C. Company Act newly amended on January 4, 2012, a stockholder of a public company who holds common shares for others, such as a depositary, may choose to exercise his/her/its voting power separately. On April 13, 2012, R.O.C. FSC promulgated the Regulations Governing the Split Voting of the Stockholders and Compliance Matters for Public Companies, the implementation rules of such split voting method, which stipulates that the depository of the overseas depositary receipts may exercise its voting power separately in accordance with the instructions of the respective holders of the ADS. Notwithstanding the foregoing, before any amendment to the currently effective Deposit Agreement is made, holders of our ADSs generally will not be able to exercise voting rights on the common shares underlying their ADSs on an individual basis.

Dividends and Distributions

We are not allowed under R.O.C. law to pay dividends on our treasury common shares. We may distribute dividends on our issued and outstanding common shares if we have earnings. Before distributing a dividend to stockholders, among other things, we must recover any past losses, pay all outstanding taxes and set aside a legal reserve equivalent to 10% of our net income until our legal reserve equals our paid-in capital, and a special reserve, if any.

At an annual ordinary stockholders’ meeting, our board of directors submits to the stockholders for their approval proposals for the distribution of dividends or the making of any other distribution to stockholders from our net income or reserves for the preceding fiscal year. Dividends are paid to stockholders proportionately. Dividends may be distributed either in cash or in common shares or a combination of cash and common shares, as determined by the stockholders at such meeting.

Our articles of incorporation provide that we may distribute as remuneration to directors 0.1% of the balance of our earnings deducted by:

•	payment of all taxes and dues;

•	deduction of any past losses;

•	allocation of 10% of our net income as a legal reserve; and

•	special reserve, if any.

The amount of no less than 5% of the residual amount after the deductions illustrated above, plus, at discretion, any undistributed earnings from previous years, shall be distributed as bonus to employees. Originally, the distribution of employee bonus were in the form of new common shares; in the annual ordinary stockholders’ meeting held in June 2005, our stockholders approved an amendment of our articles of incorporation to enable the distribution of employee bonus in the form of cash or in common shares. Employees eligible for such distribution may include certain qualified employees from our subordinate companies and the qualification of such employees is to be determined by our board of directors. The remaining amount may be distributed according to the distribution plan proposed by our board of directors based on our dividend policy, and submitted to the stockholders’ meeting for approval.

In the annual ordinary stockholders’ meeting held in June 2005, our stockholders approved a change of the percentage of stock dividend issued to our stockholders, if any, to no more than 80% and cash dividend, if any, to no less than 20%.

In addition to permitting dividends to be paid out of net income, we are permitted under the R.O.C. Company Act to make distributions to our stockholders of additional common shares by capitalizing reserves, including the legal reserve and capital surplus of premiums from issuing stock and earnings from gifts received, or make such distributions by cash, if we do not have losses. However, where legal reserve is distributed by capitalization or in cash, only the portion of legal reserve which exceeds 25 percent of the paid-in capital may be distributed.

For information as to R.O.C. taxes on dividends and distributions, see “—E. R.O.C. Tax Considerations” in this Item.

Acquisition of Our Common Shares by Us

An R.O.C. company may not acquire its own common shares, except under certain exceptions provided in the R.O.C. Company Act or the R.O.C. Securities and Exchange Act. Under the amendments to the R.O.C. Company Act, which took effect on November 14, 2001, a company may purchase up to 5% of its issued common shares for transfer to employees as employee compensation in accordance with a resolution of its board of directors, passed by a majority vote, at a meeting with at least two-thirds of the directors present.

Under Article 28-2, an amendment to the R.O.C. Securities and Exchange Act, which took effect on July 21, 2000, we may, by a board resolution adopted by majority consent at a meeting with two-thirds or more of our directors present, purchase up to 10% of our issued common shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the R.O.C. FSC, for any of the following purposes:

•	to transfer our common shares to our employees as employee compensation;

•	to transfer upon conversion of bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by us; or

•	if necessary, to maintain our credit and our stockholders’ equity; provided that the common shares so purchased shall be canceled thereafter.

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans disclosed in “Item 16E.— Purchase Of Equity Securities By The Issuer And Affiliated Purchasers.” We may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our common shares. Historically, we have cancelled some of the repurchased common shares and transferred some of the repurchased common shares to our employees as employee compensation. In 2010 and 2013, we purchased an aggregate of 300 million and 200 million, respectively, of our common shares under these plans. From February 3, 2010 to April 2, 2010, we purchased 300 million of our common shares on the Taiwan Stock Exchange at an average price of NT$16.15 per share to transfer to our employees as employee compensation. From March 14, 2013 to May 13, 2013, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.23 per share to transfer to our employees as employee compensation.

On March 14, 2012, our board of directors approved the cancellation of 157,934,400 treasury common shares, which were purchased from December 17, 2008 to February 16, 2009. On April 24, 2013, our board of directors approved the cancellation of 300,000,000 treasury common shares, which were purchased from February 3, 2010 to April 2, 2010.

We may not pledge or hypothecate any purchased common shares. In addition, we may not exercise any stockholders’ rights attached to such common shares. In the event that we purchase our common shares on the Taiwan Stock Exchange, our affiliates, directors, managers and their respective spouses and minor children and/or nominees are prohibited from selling any of our common shares during the period in which we purchase our common shares.

In addition to the share purchase restriction, the Company Act provides that our subsidiaries may not acquire our common shares or the equity securities of our majority-owned subsidiaries if the majority of the outstanding voting equity securities or paid-in capital of such subsidiary is directly or indirectly held by us.

Liquidation Rights

In a liquidation, you will be entitled to participate in any surplus assets after payment of all debts, liquidation expenses and taxes proportionately.

Rights to Bring Stockholders’ Suits

Under the R.O.C. Company Act, a stockholder may bring suit against us in the following events:

•	within 30 days from the date on which a stockholders’ resolution is adopted, a stockholder may file a lawsuit to annul a stockholders’ resolution if the procedure for convening a stockholders’ meeting or the method of resolution violates any law or regulation or our articles of incorporation. However, if the court is of the opinion that such violation is not material and does not affect the result of the resolution, the court may reject the stockholder’s claim.

•	if the substance of a resolution adopted at a stockholders’ meeting contradicts any applicable law or regulation or our articles of incorporation, a stockholder may bring a suit to determine the validity of such resolution.

Stockholders may bring suit against our directors under the following circumstances:

•	Stockholders who have continuously held 3% or more of our issued common shares for a period of one year or longer may request in writing that the audit committee institutes an action against a director on our behalf. In case the audit committee fails to institute an action within 30 days after receiving such request, the stockholders may institute an action on our behalf. In the event stockholders institute an action, a court may, upon the defendant’s motion, order such stockholders to furnish appropriate security.

•	Stockholders who hold more than 3% or more of our total issued common shares may institute an action with a court to remove a director of ours who has materially violated the applicable laws or our articles of incorporation or has materially damaged the interests of our company if a resolution for removal on such grounds has first been voted on and rejected by our stockholders and such suit is filed within 30 days of such stockholders’ vote.

•	In the event that any director, manager or stockholder holding more than 10% of our common shares or any respective spouses or minor children and/or nominees of any of them sells common shares within six months after acquisition of such common shares, or repurchases the common shares within six months after the sale, we may claim for recovery of any profits realized from the sale and purchase. If our board of directors or audit committee fail to claim for recovery, any stockholder may set forth a 30-day period for our board of directors or audit committee to exercise the right. In the event our directors or audit committee fail to exercise the right during such 30-day period, such requesting stockholder shall have the right to claim such recovery on our behalf. Our directors shall be jointly and severally liable for damages suffered by us as a result of their failure to exercise the right of claim.

Other Rights of Stockholders

Under the R.O.C. Company Act and the Corporate Merger and Acquisition Act, dissenting stockholders are entitled to appraisal rights in the event of a spin-off or a merger and various other major corporate actions. Dissenting stockholders may request us to redeem all their common shares at a then fair market price to be determined by mutual agreement. If no agreement can be reached, the valuation will be determined by a court. Subject to applicable law, dissenting stockholders may, among other things, exercise their appraisal rights by notifying us in writing before the related stockholders’ meeting and/or by raising and registering their dissent at the stockholders’ meeting and also waive their voting rights.

One or more stockholders who have held 3% or more of the issued and outstanding common shares one year or longer may require our board of directors to call an extraordinary stockholders’ meeting by sending a written request to our board of directors.

Effective from June 24, 2005, the R.O.C. Company Law allows stockholder(s) holding 1% or more of the total issued common shares of a company to, during the period of ten days or more prescribed by the company, submit one proposal in writing containing no more than three hundred words (in terms of Chinese characters) for discussion at the annual ordinary stockholders’ meeting.

Financial Statements

For a period of at least 10 days before our annual ordinary stockholders’ meeting, we must make available our annual financial statements at our principal offices in Hsinchu, Taiwan, and our share registrar in Taipei for our stockholders’ inspection.

Transfer Restrictions

Our directors, managers and stockholders holding more than 10% of our common shares are required to report any changes in their shareholding to us on a monthly basis. In addition, the number of common shares that they can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by R.O.C. law. Further, they may sell or transfer our common shares on the Taiwan Stock Exchange only after reporting to the R.O.C. FSC at least three days before the transfer, provided that such reporting is not required if the number of common shares transferred does not exceed 10,000 in one business day.

C.	Material Contracts

Cross License Agreement, dated as of January 1, 2006, between United Microelectronics Corporation and International Business Machines Corporation.

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

Technology Agreement, dated as of June 29, 2012, between United Microelectronics Corporation and International Business Machines Corporation.

We entered into a technology license agreement with International Business Machines Corporation (“IBM”) on June 29, 2012. Under this agreement, IBM granted us a perpetual license under its 20nm bulk industry standard CMOS technology and developmental processes associated with manufacturing integrated circuits using a three dimensional FinFet device technology for using, offering for sale, selling, importing or otherwise transferring our licensed products.

Membership Participation Agreement, dated as of June 13, 2013, between United Microelectronics Corporation and International Business Machines Corporation.

We entered into a membership participation agreement with IBM to participate in its 10nm CMOS process technology development project, which was closed on March 31, 2014.

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

Major Long-term Supply and Marketing Agreements

We have entered into long-term distribution, sales, service and marketing agreements with the following companies: UMC Group (USA), an agreement effective from January 1, 2013 through December 3, 2018; United Microelectronics (Europe) B.V., an agreement effective from January 1, 2013 through December 3, 2017; UMC Group Japan Co., Ltd., an agreement effective from February 8, 2013 through December 31, 2017; UMC Korea Co. Ltd., an agreement effective from January 1, 2015 through December 31, 2015 and UMC (Beijing) Limited, an agreement effective from January 1, 2015 through December 31, 2015.

Major Construction Agreements

We entered into various major facility construction agreements in connection with the cleanroom’s facility, piping, and various material supply systems, with major companies such as M+W High Projects Taiwan co., Ltd., Apex Science & Engineering Corp., Nova technology Corp., Asia IC Mic-Process, Inc., Wholetech System Hitech Limited, for the phase 5 facilities in our Fab12A in the Tainan Science Park. These agreements are effective from July 2014 to August 2015, and the total contractual amount exceeds NT$3.5 billion.

Major Long-term Loan Agreement

We entered into a long-term secured loan agreement effective from January 30, 2013 through January 30, 2020 with the Land Bank of Taiwan for up to NT$6 billion. We pledged the equipment at our semiconductor facilities in Tainan Science Park as collateral. Before the expiration of the utilization period of the long-term secured loan on January 30, 2015, we did not apply for any disbursements of the long-term secured loan and we have no intention to renew or extend the agreement upon its expiration.

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

On April 30, 2009, the R.O.C. FSC promulgated regulations allowing QDIIs under PRC regulations and certain other PRC persons to invest in the securities of R.O.C. companies. However, prior approval from the Investment Commission of the R.O.C. Ministry of Economic Affairs is required for QDIIs or certain other PRC persons to own 10% or more of the issued and outstanding share capital of a listed R.O.C. company.

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

Foreign Investors

Each FINI who wishes to invest directly in the R.O.C. securities market is required to register with the Taiwan Stock Exchange and obtain an investment identification number if the FINI is a non-resident and has no sub-investment accounts in the R.O.C. Each FIDI who wishes to invest directly in the R.O.C. securities market is also required to register with the Taiwan Stock Exchange and obtain an investment identification number. The R.O.C. FSC has lifted the limitation on the amount of investment in the R.O.C. securities market for a non-resident FIDI Except for some restrictions imposed by specific laws and regulations, the individual and aggregate foreign ownership of the issued share capital in a Taiwan Stock Exchange-listed company or a GreTai Securities Market-listed company is not restricted. An R.O.C. custodian for a non-resident FINI or FIDI is required to submit to the CBC, and the Taiwan Stock Exchange a report of trading activities, inward and outward remittance of capital and status of assets under custody and other matters every month. Foreign institutional investors are not subject to any ceiling for investment in the R.O.C. securities market.

Foreign Investment Approval

Foreign investors (both institutional and individual) who wish to make direct investments in the common shares of R.O.C. companies are required to submit a “foreign investment approval” application to the Investment Commission of the R.O.C. MOEA, or other government authority and enjoy benefits granted under the Statute for Foreigner’s Investment and the Statute for Overseas Chinese’s Investment. The Investment Commission of the R.O.C. MOEA or other government authority reviews each foreign investment approval application and approves or disapproves the application after consultation with other governmental agencies, if necessary. Any non-R.O.C. person possessing a foreign investment approval may repatriate annual net profits and interests attributable to an approved investment. Investment capital and capital gains attributable to the investment may be repatriated with approval of the Investment Commission of the R.O.C. MOEA or other government authority.

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

After the issuance of a depositary share, a holder of the depositary share may immediately, comparing to a three-month waiting period restriction which was lifted in 2003, request the depositary issuing the depositary share to cause the underlying common shares to be sold in the R.O.C. or to withdraw the common shares represented by the depositary receipt and deliver the common shares to the holder. On April 30, 2009 and July 3, 2009, the R.O.C. Executive Yuan approved the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors and the Regulations Governing Investment in Taiwan by Mainland Area Persons, respectively, under which qualified PRC persons are permitted to invest in Taiwan companies under limited circumstances, including purchase of the depositary receipts issued by a Taiwan company. However, prior approval from the Investment Commission of the R.O.C. Ministry of Economic Affairs is required for a qualified PRC person’s ownership of 10% or more of the issued and outstanding share capital of a listed R.O.C. company or certain other manners of investment by a qualified PRC person.

No deposits of common shares may be made in a depositary receipt facility and no depositary receipts may be issued against deposits without specific R.O.C. FSC approval, unless they are:

(1)	stock dividends;

(2)	free distributions of common shares;

(3)	due to the exercise by a holder of his or her preemptive rights in the event of capital increases for cash; or

(4)	permitted under the deposit agreement and the custody agreement, due to the direct purchase of common shares or purchase through the depositary in the domestic market or the surrender of common shares under the possession of investors and then delivery of such common shares to the custodian for deposit in the depositary receipt facility, provided that the total number of depositary receipts outstanding after an issuance cannot exceed the number of issued depositary shares previously approved by the R.O.C. FSC in connection with the offering plus any depositary shares issued pursuant to the events described in (1), (2) and (3) above. These issuances may only be made to the extent previously issued depositary shares have been withdrawn.

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

R.O.C. Tax Considerations

The following summarizes the principal R.O.C. tax consequences of owning and disposing of the ADSs or common shares to a holder of ADSs or common shares that is not a resident of the R.O.C. A foreign individual holder will be considered as not a resident of the R.O.C., or a non-R.O.C. resident, for the purposes of this section if he or she is not physically present in Taiwan for 183 days or more during any calendar year. An entity holder will be considered as not a resident of the R.O.C., or a non-R.O.C. resident, if it is organized under the laws of a jurisdiction other than Taiwan for profit making purpose and has no fixed place of business or other permanent establishment or business agent in the R.O.C. Prospective purchasers of ADSs or common shares should consult their own tax advisors concerning the tax consequences of owning ADSs or common shares in the R.O.C. and any other relevant taxing jurisdiction to which they are subject.

Dividends

Dividends, whether in cash or common shares, declared by us out of retained earnings and paid out to a holder that is not an R.O.C. resident in respect of common shares represented by ADSs are subject to R.O.C. withholding tax at the time of distribution. The rate of withholding is currently 20% of the amount of the distribution in the case of cash dividends or of the par value of the common shares distributed in the case of stock dividends. Under current practice adopted by tax authorities, a 20% withholding rate is applied to a non-R.O.C. resident ADS holder without requiring the holder to apply for or obtain foreign investment approval. As discussed in the section “—Tax Reform” below, certain of our retained earnings will be subject to a 10% undistributed retained earnings tax. To the extent dividends are paid out of retained earnings that have been subject to the retained earnings tax, up to a maximum amount of half of the amount of such tax will be used by us to offset a non-R.O.C. resident’s withholding tax liability on such dividend. Consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax may be less than 20%. There is no withholding tax with respect to stock dividends declared out of our capital surplus of premiums from issuing stock resulting from the capital paid by the shareholders.

Capital Gains

The R.O.C. Income Tax Act as amended on August 8, 2012 restored the securities income tax provisions. Starting from January 1, 2013, the non-R.O.C. resident entities remain exempt from income tax on capital gains from the sale or disposal of common shares, while the non-R.O.C. resident individuals are subject to income tax on any capital gain generated from the sale or disposal of securities by such individuals. According to the R.O.C. Income Tax Act, the capital gain generated from sale of common shares listed on the Taiwan Stock Exchange, Gre-Tai Securities Market or Emerging Stock Market shall be deemed zero except for the following situations, in which the capital gain shall be the net capital gain (after deduction of any losses incurred by the seller from trading of common shares within the year) calculated in accordance with the applicable formula as provided under the tax relevant laws and rules: if the seller is an individual who (i) sells more than 100,000 common shares on the Emerging Stock Market within a year; (ii) sells common shares, which had been obtained before the initial public offering of such common shares (“IPO”), on the Taiwan Stock Exchange or Gre-Tai Securities Market (unless such IPO is completed before December 31, 2012 or the common shares were acquired (x) during the pre-IPO underwriting process and (y) in the volume of no more than 10,000 common shares); or (iii) is a non-R.O.C. resident. The capital gains are taxed at a flat rate of 15% and only half of the capital gains are subject to income tax if the common shares so sold or disposed of have been held for one year or longer.

Further, effective from January 1, 2018, if an individual who is a R.O.C. resident sells common shares listed on the Taiwan Stock Exchange, GreTai Securities Market or Emerging Stock Market for more than NT$1 billion within a year, 0.5% of the amount in excess of NT$1 billion shall be deemed as the capital gain and shall be subject to the tax at the rate of 20%; provided, however, that such individual may choose to calculate the net capital gain in accordance with the applicable formula and have such gain be taxed as provided in the preceding paragraph.

It is unclear whether a non-R.O.C. resident holder of ADSs will be considered to be the ultimate holder and seller for the purpose of calculation and application of capital gain tax when the holder of ADSs withdraws the ADSs and requests the depositary to sell the underlying common shares in the R.O.C.

Subject to the Alternative Minimum Tax Act, gains realized from various securities transactions by an R.O.C.-resident entity shall be calculated as taxable income for the purpose of the AMT Act and may further be subject to income tax. If the above entity has held common shares for more than three (3) years, 50% of capital gain may be exempted from AMT. In addition, gains realized from transfers of ADSs by non-R.O.C. resident holders are not regarded as income from sources in the R.O.C. and, as a result, any gains derived therefrom are currently not subject to R.O.C. income tax.

Securities Transaction Tax

The R.O.C. government imposes a securities transaction tax that will apply to sales of common shares, but not to sales of ADSs. The securities transaction tax, which is payable by the seller, is generally levied on sales of common shares at the rate of 0.3% of the sales proceeds. Withdrawals of our common shares from our depositary facility are not subject to the R.O.C. securities transaction tax.

Preemptive Rights

Distribution of statutory preemptive rights for common shares by us in compliance with the R.O.C. Company Act is not subject to R.O.C. tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities are subject to the R.O.C. securities transaction tax, currently at the rate of 0.3% of the gross amount received, as well as the R.O.C. securities income tax. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are subject to capital gains tax at the rate of 20% of the gains realized for non-R.O.C. resident entities and non-R.O.C. resident individuals . Subject to compliance with the R.O.C. law, we have sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.

Estate Taxation and Gift Tax

R.O.C. estate tax is payable on any property within the R.O.C. of a deceased individual who is a non-resident individual or a non-ROC citizen and R.O.C. gift tax is payable on any property located within the R.O.C. donated by any such person. Under the newly amended Articles 13 and 19 of the R.O.C. Estate and Gift Tax Act, which became effective on January 23, 2009, estate tax is currently payable at the rate of 10% and gift tax is payable at the rate of 10%. Under R.O.C. estate and gift tax laws, the common shares will be deemed located in the R.O.C. irrespective of the location of the owner. It is unclear whether a holder of ADSs will be considered to own common shares for this purpose.

Tax Treaties

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, the United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg , and Austria which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether a non-R.O.C. holder of ADSs will be considered to own common shares for the purposes of such treaties. Accordingly, a holder of ADSs who is otherwise entitled to the benefit of a treaty should consult its own tax advisors concerning eligibility for benefits under the treaty with respect to the ADSs.

Tax Reform

In order to increase Taiwan’s competitiveness, an amendment to the R.O.C. Income Tax law was enacted on January 1, 1998, to integrate the corporate income tax and the stockholder dividend tax with the aim of eliminating the double taxation effect for resident stockholders of Taiwanese corporations.

Under this amendment, a 10% retained earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 that are not distributed in the following year. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare dividends out of those retained earnings, up to a maximum amount of half of the amount of such tax of the declared dividends will be credited against the 20% withholding tax imposed on the non-R.O.C. resident holders of our ADRs or common shares from January 1, 2015 onwards.

U.S. Federal Income Tax Considerations for U.S. Persons

The following is a summary of certain U.S. federal income tax consequences for beneficial owners of our common shares or ADSs, that hold the common shares or ADSs as capital assets and that are U.S. holders that are not citizens of the R.O.C., do not have a permanent establishment in the R.O.C. and are not physically present in the R.O.C. for 183 days or more within a calendar year. You are a U.S. holder if you are, for U.S. federal income tax purposes, any of the following:

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

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution or an insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a real estate investment trust;

•	a person liable for alternative minimum tax;

•	a person holding common shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person owning, actually or constructively, 10% or more of our voting stock; or

•	a U.S. holder whose “functional currency” is not the U.S. dollar.

We cannot assure you that a later change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you should consult your tax advisor.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of the common shares or ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

In general, for U.S. federal income tax purposes, a U.S. person who is the beneficial owner of an ADS will be treated as the owner of the common shares underlying its ADS. Accordingly, deposits or withdrawals of common shares by U.S. holders for ADSs generally will not be subject to U.S. federal income tax.

Taxation of Dividends

Except as discussed below with respect to the passive foreign investment company rules, the amount of distributions (including net amounts withheld in respect of R.O.C. withholding taxes) you receive on your common shares or ADSs (other than certain pro rata distributions of common shares to all stockholders) will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. In determining the net amounts withheld in respect of R.O.C. taxes, any reduction in the amount withheld on account of an R.O.C. credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax. Such income (including withheld taxes) will be includible in your gross income as ordinary income on the day you actually or constructively receive it, which in the case of an ADS will be the date actually or constructively received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. You will not be entitled to claim a dividend received deduction with respect to distributions you receive from us.

With respect to non-corporate U.S. holders (including individuals), certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on common shares (or ADSs backed by such common shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our common shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below with respect to the passive foreign investment company rules, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our common shares will be listed on an established securities market in the United States, we do not believe that dividends we pay on our common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. Moreover, there can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d) (4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders will also not be eligible for the reduced rates of taxation on dividends if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Subject to certain limitations under the Code, you may be entitled to a credit or deduction against your U.S. federal income taxes for the net amount of any R.O.C. taxes that are withheld from dividend distributions made to you. The election to receive a credit or deduction must be made annually, and applies to all foreign taxes for the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to common shares or ADS will generally be considered passive category income from sources outside the United States. Furthermore, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common shares or ADSs if you (1) have held the common shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or (2) are obligated to make payments related to the dividends. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution you receive exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the common shares or ADSs and thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the common shares or ADSs. The balance in excess of adjusted basis, if any, will be taxable to you as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

It is possible that pro rata distributions of common shares or ADSs to all stockholders may be made in a manner that is not subject to U.S. federal income tax. In the event that such distributions are tax-free, the basis of any new common shares or ADSs so received will generally be determined by allocating the U.S. holder’s basis in the old common shares or ADSs between the old common shares or ADSs and the new common shares or ADSs, based on their relative fair market values on the date of distribution. For U.S. tax purposes, any such tax-free share or ADS distribution generally would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any R.O.C. withholding tax imposed on such distributions unless you can use the credit against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes. You should consult your own tax advisors regarding all aspects of the foreign tax credit.

Taxation of Capital Gains

Except as discussed below with respect to the passive foreign investment company rules, when you sell or otherwise dispose of your common shares or ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the common shares or ADSs and your basis in the common shares or ADSs, determined in U.S. dollars. If you are an individual or other non-corporate holder, and the common shares or ADSs being sold or otherwise disposed of are capital assets that you have held for more than one year, your gain recognized will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes. Consequently, you may not be able to use the foreign tax credit arising from any R.O.C. tax imposed on the disposition of common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe that we are currently (or that we were in 2014) a passive foreign investment company, or PFIC, and we do not expect to become one in the future, although there can be no assurance in this regard.

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

In addition, the determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our common shares, a decrease in the price of our common shares may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold common shares or ADSs, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold common shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of common shares or ADSs. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for common shares or ADSs will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for common shares or ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If you hold common shares or ADSs in any year in which we are a PFIC, you are required to file Internal Revenue Service Form 8621.

If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the common shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

Under certain circumstances, a U.S. holder, in lieu of being subject to the excess distribution rules discussed above, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under this method, any difference between the stock’s fair market value and its adjusted basis at the end of the year is accounted for by either an inclusion in income or, subject to limitations, a deduction from income, as described below. Under current U.S. Treasury Department guidance, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. You should also note that only the ADSs and not the common shares are listed on the NYSE. Our common shares are listed on the Taiwan Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in income each year that we are a PFIC as ordinary income the excess of the fair market value of your common shares or ADSs at the end of the year over your adjusted tax basis in the common shares or ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your common shares or ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in common shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You should consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable under your particular circumstances.

Alternatively, a U.S. holder of common shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors concerning the U.S. federal income tax consequences of holding common shares or ADSs if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of the common shares or ADSs and to the proceeds from the sale, exchange or redemption of your common shares or ADSs that are paid to you within the United States (and in some cases, outside of the United States). Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make the necessary certifications of other exempt status, you may be subject to backup withholding.

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

We use financial instruments, including variable rate debt and swaps and foreign exchange spot transactions, to manage risks associated with our interest rate and foreign currency exposures through a controlled program of risk management in accordance with established policies. These policies are reviewed and approved by our board of directors and stockholders’ meeting. Our treasury operations are subject to internal audit on a regular basis. We do not hold or issue derivative financial instruments for speculative purposes.

Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$633 million as of December 31, 2014. As of the same date, we also had Japanese Yen-denominated accounts receivable of ¥10,755 million attributable to our Japanese operations and Euro-denominated accounts receivable of €4 million attributable to our Europe operations. We had U.S. dollar- and Japanese Yen-denominated accounts payables of US$122 million and ¥1,353 million, respectively, as of December 31, 2014.

Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency-denominated accounts receivable, capital expenditures relating to equipment used in manufacturing processes (including photo etching and chemical vapor deposition) and purchased primarily from Japan and the United States.

The following table provides information as of December 31, 2014 on our market risk sensitive financial instruments.

	As of December 31, 2014
	Book Value	Fair Value
	(in NT$ millions)
Time Deposits: Non-Trading Purpose	33,917	33,917
Short-term Loans: Non-Trading Purpose	6,251	6,251
Bonds: Non-Trading Purpose	24,978	25,043
Long-term Loans: Non-Trading Purpose	12,198	12,198

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The tables below provide information of UMC as of December 31, 2014 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Dates					As of December 31, 2014
	2015	2016	2017	2018	2019 and thereunder	Total	Fair Value
	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	738	—	—	—	—	738	738
Average Interest Rate	0.69%	—	—	—	—	0.69%	0.69
Fixed Rate (¥ CNH)	883	—	—	—	—	883	883
Average Interest Rate	2.23%	—	—	—	—	2.23%	2.23%
Fixed Rate (NT$)	6,020	—	—	—	—	6,020	6,020
Average Interest Rate	0.69%	—	—	—	—	0.69%	0.69%
Short-term Loans:
Variable Rate (US$)	180	—	—	—	—	180	180
Average Interest Rate	0.93%	—	—	—	—	0.93%	0.93%
Variable Rate (JPY)	2,000	—	—	—	—	2,000	2,000
Average Interest Rate	0.61%	—	—	—	—	0.61%	0.61%
Variable Rate (NT$)	5	—	—	—	—	5	5
Average Interest Rate	2.50%	—	—	—	—	2.50%	2.50%
Unsecured Long-term Loans:
Variable Rate (NT$)	2,980	4,498	1,827	92	1,000	10.397	10,397
Average Interest Rate	1.38%	1.38%	1.38%	1.38%	1.38%	1.38%	1.38%
Secured Long-term Loans:
Variable Rate (NT$)	795	922	66	21	—	1,803	1,803
Average Interest Rate	2.06%	2.11%	2.41%	2.41%	—	2.10%	2.10%
Bonds:
Unsecured (NT$)	—	—	7,500	—	—	7,500	7,541
Fixed Rate	—	—	1.43%	—	—	1.43%	1.43%
Unsecured (NT$)	—	—	—	—	2,500	2,500	2,514
Fixed Rate	—	—	—	—	1.63%	1.63%	1.63%
Unsecured (NT$)	—	—	—	7,500	—	7,500	7,500
Fixed Rate	—	—	—	1.35%	—	1.35%	1.35%
Unsecured (NT$)	—	—	—	—	2,500	2,500	2,491
Fixed Rate	—	—	—	—	1.50%	1.50%	1.50%
Unsecured (NT$)	—	—	—	—	2,000	2,000	1,998
Fixed Rate	—	—	—	—	1.70%	1.70%	1.70%
Unsecured (NT$)	—	—	—	—	3,000	3,000	3,000
Fixed Rate	—	—	—	—	1.95%	1.95%	1.95%

Foreign Currency Risk

Although the majority of our transactions are in NT dollars, some transactions are based in other currencies. The primary foreign currency to which we are exposed is the U.S. dollar. We have in the past, and may in the future, enter into short-term, foreign currency forward contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities, and firm commitments for operating expenses and capital expenditures denominated in U.S. dollars and other foreign currencies. The purpose of entering into these hedges is to minimize the impact of foreign currency fluctuations on the results of operations. We use the policy of natural hedging to reduce our foreign exchange exposure arising out of changes in the rates of exchange among the U.S. dollar and other foreign currencies. As a general matter, our natural hedging strategy relies on matching revenues and costs for the same currency or offsetting losses in one currency with gains in another.

As of December 31, 2014, we had US$104 million outstanding in foreign currency forward contracts to sell U.S. dollars against NT dollars, respectively.

	Expected Maturity Dates						As of December 31, 2014
	2015		2016	2017	2018	2019 and thereunder	Total		Fair Value
	(in millions, except exchange rates)
Foreign Currency Forward Contracts:
Sell US$ against NT$ Contract Amount	US$	104	—	—	—	—	US$	104	NT$	(42)
Average Contractual Exchange Rate	US$	1=NT$31.241	—	—	—	—	US$	1=NT$31.241		—

Except for the market risks mentioned above, we believe that we did not have any other material market risks as of December 31, 2014.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

In addition, an ADS holder shall be responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	such registration fees as may from time to time be in effect for the registration of common shares or other deposited securities on the share register and applicable to transfers of common shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of ADS holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, deposited securities, ADSs and ADRs;

•	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited securities; and

•	Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

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

Depositary Payments

In 2014, we received the following payments from JPMorgan Chase & Co., the depositary for our ADR program through December 31, 2014.

Service	Fees
Reimbursement of listing fees	283,146.50
Reimbursement of U.S. SEC filing fees	10,941.00
Reimbursement of accounting supporting fees for FASB and Public Company Accounting Oversight Board	7,070.00
Reimbursement of annual ordinary stockholders’ meeting expenses	—
Reimbursement of fees in connection with annual financial and Sarbanes-Oxley Act of 2002 audit	2,066,278.66
Contribution to our company’s investor relations efforts	26,660.24
Others	709,496.60
Total	3,103,593.00

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of 2012, 2013 and 2014.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2014, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2014.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or the COSO criteria. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2014 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2014, which is included immediately following this report.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of United Microelectronics Corporation:

We have audited United Microelectronics Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, United Microelectronics Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of December 31, 2013 and 2014, and the consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014 of United Microelectronics Corporation and subsidiaries and our report dated April 21, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Taipei, Taiwan

Republic of China

April 21, 2015

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Years ended December 31,
	2013	2014
	NT$	NT$	US$
	(in thousands)

Audit Fees (1)	61,276	65,514	2,073
Audit-related Fees (2)	1,658	1,535	49
Tax Fees (3)	3,105	3,266	103

Total	66,039	70,315	2,225

(1)	Audit fees consist of fees associated with the annual audit, review of our quarterly financial statements, statutory audits and internal control review. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and services related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include review of regulatory checklist for the adoption of our employee stock option plan, certification of our Singapore Branch to Singapore authorities and application for corporation registration.
(3)	Tax fees include fees billed for professional services rendered by Ernst & Young, primarily in connection with our tax compliance activities.

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

Since March 2004, we have from time to time announced plans, which were not binding on us, to buy back our common shares up to a certain amount on the Taiwan Stock Exchange. We did not purchase any of our common shares or ADSs in the year ended December 31, 2014

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

Board Committees. Under the NYSE listing standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate governance committee must develop and recommend to the board a set of corporate governance principles. We do not currently have a corporate governance committee or a nominating committee. In accordance with an interpretation letter issued under the R.O.C. Company Act, the power to nominate directors shall not vest only in the directors. Any holder of the company’s voting common stock may nominate directors to be voted on by stockholders. Therefore, we do not have a nominating committee because vesting such nominating rights in a body of independent directors may result in conflict with the R.O.C. Company Act. Furthermore, we do not have a corporate governance committee, as such committee is not required under R.O.C. requirements. Our board of directors is responsible for regularly reviewing our corporate governance standards and practices.

Under the NYSE listing standards, companies are required to have a compensation committee, composed entirely of independent directors. Under the R.O.C. Company Act, however, companies incorporated in the R.O.C. are not required to have a compensation committee with the same standards as the NYSE listing standards, but publicly listed companies in the R.O.C. must have a remuneration committee in accordance with the applicable laws and rules in the R.O.C. Since 2011, we have established a remuneration committee composed of all the independent directors and convened meetings accordance with the applicable laws and rules in the R.O.C. The remuneration committee is responsible for determining the form and amount of compensation for each of our directors and executive officers under our articles of incorporation and the remuneration committee charter. In addition to the compensation approved at the stockholders’ meeting, in the event we have net income in any fiscal year, we will distribute 0.1% of our earnings after payment of all income taxes, deduction of any past losses and allocation of 10% of our net income for legal reserves, as remuneration to our directors pursuant to our articles of incorporation.

Equity Compensation Plans. The NYSE listing standards also require that a company’s stockholders must approve equity compensation plans. Under the corresponding requirements in the R.O.C. Company Act and the R.O.C. Securities Exchange Act, stockholders’ approval is required for the distribution of employee bonuses in the form of stock, while the board of directors has authority, subject to the approval of the R.O.C. Securities and Futures Bureau, to approve employee stock option plans and to grant options to employees pursuant to such plans and also has authority to approve share buy-back programs for the purpose of selling common shares so purchased to employees and the sale of such common shares to employees pursuant to such programs. We intend to follow only the R.O.C. requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following is a list of the audited consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Articles of Incorporation of the Company as last amended on June 15, 2011 (1)

2.1	Form of Amendment No. 1 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (2)

2.2	Form of Amendment No. 2 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (3)

4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, R.O.C., the site of Fab 6A (in Chinese with English summary translation) (4)

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8A and United Tower (in Chinese with English summary translation) (5)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8C (in Chinese with English summary translation) (6)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8D (in Chinese with English summary translation) (7)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8E (in Chinese with English summary translation) (8)

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8F (in Chinese with English summary translation) (9)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, R.O.C., the site of Fab 12A (in Chinese with English summary translation) (10)

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation) (11)

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8S (in Chinese with English summary translation) (12)

4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab12i (summary) (13)

4.11	Merger Agreement, entered into as of April 29, 2009, among United Microelectronics Corporation, Infoshine Technology Limited and Best Elite International Limited (14)

Exhibit Number	Description of Exhibits

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors and Officers (15)

11.2	Employee Code of Conduct (16)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.
(1)	Incorporated by reference to Exhibit 1.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-15128) filed with the Commission on April 18, 2014.
(2)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-13796) filed with the Commission on March 2, 2006.
(3)	Incorporated by reference to Exhibit (a) (iii) to the Registrant’s Registration Statement on Form F-6 (File No. 333-98591) filed with the Commission on March 19, 2007.
(4)	Incorporated by reference to Exhibit 4.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(5)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(6)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(7)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(8)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(9)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(10)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(11)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.
(12)	Incorporated by reference to Exhibit 4.9 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(13)	Incorporated by reference to Exhibit 4.10 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(14)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 8, 2009.
(15)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 25, 2005.
(16)	Incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the Commission on March 26, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED MICROELECTRONICS CORPORATION

By:	/s/ CHITUNG LIU
	Name:	Chitung Liu
	Title:	Chief Financial Officer

Date: April 21, 2015

United Microelectronics Corporation and Subsidiaries

Consolidated Financial Statements for years ended December 31, 2012, 2013 and 2014

Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of December 31, 2013 and 2014, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries at December 31, 2013, and December 31, 2014, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 21, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Taipei, Taiwan

Republic of China

April 21, 2015

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2013 and 2014

(Expressed in Thousands, Except for Par Value)

		As of December 31,
	Notes	2013	2014
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	4, 6(1)	50,830,678	45,701,335	1,446,245
Financial assets at fair value through profit or loss, current	4, 6(2), 11(6)	633,264	740,129	23,422
Available-for-sale financial assets, current	4, 6(5), 11(6)	2,134,379	—	—
Notes receivable	4	194,939	126,141	3,992
Accounts receivable, net	4, 6(3)	16,624,352	22,207,271	702,762
Accounts receivable-related parties, net	4, 7	2,854	36,022	1,140
Other receivables	4	725,083	658,409	20,836
Current tax assets	4	54,626	34,480	1,091
Inventories, net	4, 5, 6(4)	13,993,259	15,242,232	482,349
Prepayments		1,604,349	2,003,269	63,395
Non-current assets held for sale	4, 6(25)	—	6,978,991	220,854
Other current assets		1,998,441	3,134,870	99,205

Total current assets		88,796,224	96,863,149	3,065,291

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 6(2), 11(6)	60,441	45,232	1,431
Available-for-sale financial assets, noncurrent	4, 5, 6(5), 7, 11(6)	19,556,141	24,362,104	770,953
Financial assets measured at cost, noncurrent	4, 6(6)	4,085,292	3,833,006	121,298
Investments accounted for under the equity method	4, 5, 6(7)	6,420,900	6,617,270	209,407
Property, plant and equipment	4, 5, 6(8), 8	162,352,900	166,690,243	5,275,008
Intangible assets	4, 6(9)	4,739,647	4,532,938	143,447
Deferred tax assets	4, 5, 6(22)	2,724,257	2,267,138	71,745
Prepayment for equipment		409,860	1,063,353	33,650
Refundable deposits	8	1,289,975	1,145,843	36,261
Other assets		3,478,290	3,227,257	102,128

Total non-current assets		205,117,703	213,784,384	6,765,328

Total assets		293,913,927	310,647,533	9,830,619

Liabilities and Equity
Current liabilities
Short-term loans	6(10), 8	4,643,573	6,250,754	197,809
Financial liabilities at fair value through profit or loss, current	4, 5, 6(11), 11(6)	1,928	42,354	1,340
Notes and accounts payable		7,414,188	6,167,339	195,169
Other payables		11,052,981	12,421,152	393,074
Payables on equipment		6,700,743	10,478,714	331,605
Current tax liabilities	4	961,169	3,633,154	114,973
Liabilities directly associated with non-current assets held for sale	4, 6(25)	—	5,594,850	177,052
Current portion of long-term liabilities	4, 6(12), 6(13)	16,545,226	3,774,986	119,462
Other current liabilities		884,162	835,239	26,432

Total current liabilities		48,203,970	49,198,542	1,556,916

Non-current liabilities
Bonds payable	4, 6(12)	19,979,354	24,977,820	790,437
Long-term loans	6(13), 8	8,435,851	8,423,470	266,566
Deferred tax liabilities	4, 5, 6(22)	3,325,432	3,140,251	99,375
Accrued pension liabilities	4, 5, 6(14)	3,797,785	3,825,490	121,060
Guarantee deposits		321,856	451,906	14,301
Other liabilities		205,693	291,021	9,210

Total non-current liabilities		36,065,971	41,109,958	1,300,949

Total liabilities		84,269,941	90,308,500	2,857,865

Commitments and contingencies	9

Equity attributable to the parent company
Capital	4, 5, 6(15), 6(16)
Common stock - NT$10 par value		126,920,817	127,252,078	4,026,964
Authorized: 26,000,000 thousand shares
Issued: 12,692,082 thousand shares as of December 31, 2013
Issued: 12,725,208 thousand shares as of December 31, 2014
Capital collected in advance		25,682	50,970	1,613
Additional paid-in capital	4, 5, 6(12), 6(15), 6(16)
Premiums		43,156,776	37,145,022	1,175,475
Treasury stock transactions		1,706,750	1,827,713	57,839
Transactions with noncontrolling interests and proportional recognized from associates or joint ventures		251,480	343,821	10,880
Employee stock options		266,314	165,837	5,248
Stock options - conversion right		406,136	—	—
Other		—	440,932	13,955
Retained earnings	6(15)
Legal reserve		5,248,824	6,511,844	206,071
Unappropriated earnings		33,054,952	42,660,570	1,350,018
Accumulative other comprehensive income	4
Exchange differences on translation of foreign operations		(5,243,972)	(879,026)	(27,817)

Unrealized gain or loss on available-for-sale financial assets		9,423,321	10,986,762	347,682

Treasury stock	4, 6(15)	(9,893,082)	(10,017,288)	(317,003)

Total equity attributable to the parent company		205,323,998	216,489,235	6,850,925

Non-controlling interests	6(15)	4,319,988	3,849,798	121,829

Total equity		209,643,986	220,339,033	6,972,754

Total liabilities and equity		293,913,927	310,647,533	9,830,619

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2012, 2013 and 2014

(Expressed in Thousands, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2012	2013	2014
		NT$	NT$	NT$	US$
Net operating revenues	4, 5, 6(17), 7	115,674,763	123,811,636	140,012,076	4,430,762
Operating costs	4, 6(4), 6(14), 6(16), 6(18)	(96,365,215)	(100,248,661)	(108,159,398)	(3,422,766)

Gross profit		19,309,548	23,562,975	31,852,678	1,007,996

Operating expenses	4, 6(14), 6(16), 6(18)
Sales and marketing expenses		(2,748,807)	(3,247,000)	(4,011,478)	(126,946)
General and administrative expenses		(3,161,271)	(3,665,472)	(3,562,029)	(112,722)
Research and development expenses		(9,786,506)	(12,493,051)	(13,663,874)	(432,401)

Subtotal		(15,696,584)	(19,405,523)	(21,237,381)	(672,069)

Net other operating income and expenses	4, 6(19)	(2,790,775)	(125,332)	(538,965)	(17,056)

Operating income		822,189	4,032,120	10,076,332	318,871

Non-operating income and expenses
Other income	4, 6(20)	1,243,822	1,091,309	1,202,449	38,052
Other gains and losses	4, 6(20), 6(26),	3,983,147	1,851,210	2,669,133	84,466
Finance costs	6(20)	(538,269)	(678,406)	(746,065)	(23,610)
Share of profit or loss of associates and joint ventures	4, 6(7)	663,379	697,931	37,179	1,177
Bargain purchase gain	4, 6(24)	—	7,153,529	—	—
Exchange gain, net	4	120,337	192,779	333,275	10,547

Subtotal		5,472,416	10,308,352	3,495,971	110,632

Income from continuing operations before income tax		6,294,605	14,340,472	13,572,303	429,503
Income tax expense	4, 5, 6(22)	(2,145,983)	(2,256,834)	(3,125,115)	(98,896)

Net income		4,148,622	12,083,638	10,447,188	330,607

Other comprehensive income (loss)	4, 6(21)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(2,802,004)	(154,613)	4,289,391	135,740
Unrealized gain (loss) on available-for-sale financial assets		(2,589,508)	(856,326)	1,652,163	52,284
Share of other comprehensive income of associates and joint ventures		(263,921)	362,491	312,088	9,876
Income tax effect	6(22)	(307,627)	468,000	(182,264)	(5,768)

Subtotal		(5,963,060)	(180,448)	6,071,378	192,132

Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	6(14)	(499,226)	456,478	(2,607)	(83)
Income tax effect	6(22)	81,736	(77,623)	521	17

Subtotal		(417,490)	378,855	(2,086)	(66)

Total other comprehensive income (loss), net of tax		(6,380,550)	198,407	6,069,292	192,066

Total comprehensive income (loss)		(2,231,928)	12,282,045	16,516,480	522,673

Net income attributable to:
Stockholders of the parent		6,094,148	12,608,881	11,108,940	351,549
Non-controlling interests		(1,945,526)	(525,243)	(661,752)	(20,942)

		4,148,622	12,083,638	10,447,188	330,607

Total comprehensive income (loss) attributable to:
Stockholders of the parent		(281,240)	12,796,068	17,035,241	539,090
Non-controlling interests		(1,950,688)	(514,023)	(518,761)	(16,417)

		(2,231,928)	12,282,045	16,516,480	522,673

Earnings per share (NTD)	4, 6(23)
Earnings per share-basic		0.49	1.02	0.90	0.03

Earnings per share-diluted		0.46	0.96	0.89	0.03

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2012

(Expressed in Thousands)

	Equity attributable to the parent company
	Capital			Retained Earnings
	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available- for-sale Financial Assets	Treasury Stock	Total	Non-controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2012	130,843,416	1,140	46,727,676	3,442,856	27,575,539	(2,193,611)	12,522,526	(13,751,193)	205,168,349	4,387,876	209,556,225
Appropriation and distribution of 2011 retained earnings
Legal reserve	—	—	—	1,033,714	(1,033,714)	—	—	—	—	—	—
Cash dividends	—	—	—	—	(6,316,435)	—	—	—	(6,316,435)	—	(6,316,435)
Net income for the year ended December 31, 2012	—	—	—	—	6,094,148	—	—	—	6,094,148	(1,945,526)	4,148,622
Other comprehensive loss, net of tax for the year ended December 31, 2012	—	—	—	—	(417,490)	(3,487,244)	(2,470,654)	—	(6,375,388)	(5,162)	(6,380,550)

Total comprehensive income (loss)	—	—	—	—	5,676,658	(3,487,244)	(2,470,654)	—	(281,240)	(1,950,688)	(2,231,928)

Share-based payment transaction	253,983	1,898	212,998	—	—	—	—	—	468,879	—	468,879
Convertible bonds repurchased	—	—	(5,248)	—	—	—	—	—	(5,248)	—	(5,248)
Treasury stock cancelled	(1,579,344)	—	319,376	—	—	—	—	1,259,968	—	—	—

Share of changes in net assets of associates and joint ventures accounted for using equity method	—	—	2,934	—	9,312	—	—	—	12,246	—	12,246
Adjustments arising from changes in percentage of ownership in subsidiaries	—	—	2,567	—	(10,580)	—	—	—	(8,013)	165,774	157,761
Adjustments due to reciprocal shareholdings held by subsidiaries and associates	—	—	77,620	—	—	—	—	—	77,620	—	77,620
Effect of deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	—	(31,823)	(31,823)

Balance as of December 31, 2012	129,518,055	3,038	47,337,923	4,476,570	25,900,780	(5,680,855)	10,051,872	(12,491,225)	199,116,158	2,571,139	201,687,297

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2013

(Expressed in Thousands)

	Equity attributable to the parent company
	Capital			Retained Earnings
	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available- for-sale Financial Assets	Treasury Stock	Total	Non-controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2013	129,518,055	3,038	47,337,923	4,476,570	25,900,780	(5,680,855)	10,051,872	(12,491,225)	199,116,158	2,571,139	201,687,297
Appropriation and distribution of 2012 retained earnings
Legal reserve	—	—	—	772,254	(772,254)	—	—	—	—	—	—
Cash dividends	—	—	—	—	(5,061,310)	—	—	—	(5,061,310)	—	(5,061,310)
Net income for the year ended December 31, 2013	—	—	—	—	12,608,881	—	—	—	12,608,881	(525,243)	12,083,638
Other comprehensive income (loss), net of tax for the year ended December 31, 2013	—	—	—	—	378,855	436,883	(628,551)	—	187,187	11,220	198,407

Total comprehensive income (loss)	—	—	—	—	12,987,736	436,883	(628,551)	—	12,796,068	(514,023)	12,282,045

Share-based payment transaction	402,762	22,644	46,073	—	—	—	—	—	471,479	—	471,479
Convertible bonds repurchased	—	—	(57,954)	—	—	—	—	—	(57,954)	—	(57,954)
Treasury stock acquired	—	—	—	—	—	—	—	(2,245,445)	(2,245,445)	—	(2,245,445)
Treasury stock cancelled	(3,000,000)	—	(1,843,588)	—	—	—	—	4,843,588	—	—	—

Share of changes in net assets of associates and joint ventures accounted for using equity method	—	—	(5,157)	—	—	—	—	—	(5,157)	—	(5,157)
Adjustments arising from changes in percentage of ownership in subsidiaries	—	—	251,136	—	—	—	—	—	251,136	(600,009)	(348,873)
Adjustments due to reciprocal shareholdings held by subsidiaries and associates	—	—	59,023	—	—	—	—	—	59,023	—	59,023
Effect of consolidation of subsidiaries	—	—	—	—	—	—	—	—	—	2,862,881	2,862,881

Balance as of December 31, 2013	126,920,817	25,682	45,787,456	5,248,824	33,054,952	(5,243,972)	9,423,321	(9,893,082)	205,323,998	4,319,988	209,643,986

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2014

(Expressed in Thousands)

	Equity attributable to the parent company
	Capital			Retained Earnings
	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available- for-sale Financial Assets	Treasury Stock	Total	Non-controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2014	126,920,817	25,682	45,787,456	5,248,824	33,054,952	(5,243,972)	9,423,321	(9,893,082)	205,323,998	4,319,988	209,643,986
Appropriation and distribution of 2013 retained earnings
Legal reserve	—	—	—	1,263,020	(1,263,020)	—	—	—	—	—	—
Cash dividends	—	—	—	—	(125,063)	—	—	—	(125,063)	—	(125,063)
Cash paid from additional paid-in capital	—	—	(6,128,094)	—	—	—	—	—	(6,128,094)	—	(6,128,094)
Net income for the year ended December 31, 2014	—	—	—	—	11,108,940	—	—	—	11,108,940	(661,752)	10,447,188
Other comprehensive income (loss), net of tax for the year ended December 31, 2014	—	—	—	—	(2,086)	4,364,946	1,563,441	—	5,926,301	142,991	6,069,292

Total comprehensive income (loss)	—	—	—	—	11,106,854	4,364,946	1,563,441	—	17,035,241	(518,761)	16,516,480

Share-based payment transaction	331,261	25,288	32,889	—	—	—	—	61,637	451,075	—	451,075
Convertible bonds repurchased	—	—	48,756	—	—	—	—	—	48,756	—	48,756

Share of changes in net assets of associates and joint ventures accounted for using equity method	—	—	(1,237)	—	—	—	—	—	(1,237)	—	(1,237)
Adjustments arising from changes in percentage of ownership in subsidiaries	—	—	93,147	—	(113,153)	—	—	—	(20,006)	59,785	39,779
Adjustments due to reciprocal shareholdings held by subsidiaries and associates	—	—	90,408	—	—	—	—	(185,843)	(95,435)	—	(95,435)
Effect of deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	—	(11,214)	(11,214)

Balance as of December 31, 2014	127,252,078	50,970	39,923,325	6,511,844	42,660,570	(879,026)	10,986,762	(10,017,288)	216,489,235	3,849,798	220,339,033

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012, 2013 and 2014

(Expressed in Thousands)

	For the years ended December 31,
	2012	2013	2014
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income before tax	6,294,605	14,340,472	13,572,303	429,503

Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	35,118,398	37,241,788	38,785,576	1,227,392
Amortization	723,770	1,190,524	1,871,778	59,233
Bad debt expenses (reversal)	(12,059)	(36,821)	104,841	3,318
Net loss (gain) of financial assets at fair value through profit or loss	617,841	(191,686)	(54,228)	(1,716)
Interest expense	458,007	596,232	687,178	21,746
Interest income	(211,371)	(301,726)	(495,730)	(15,688)
Dividend income	(1,032,451)	(789,583)	(706,719)	(22,365)
Share-based payment	195,905	28,337	24,382	772
Share of profit of associates and joint ventures	(663,379)	(697,931)	(37,179)	(1,177)
Gain on disposal of property, plant and equipment	(386,561)	(40,897)	(81,811)	(2,589)
Gain on disposal of investments	(4,830,419)	(2,224,418)	(2,445,259)	(77,382)
Impairment loss on financial assets	683,487	1,275,775	304,517	9,637
Impairment loss on non-financial assets	3,496,131	56,693	596,678	18,882
Gain on repurchases of bonds	(105,106)	(83,629)	(13,944)	(441)
Exchange loss (gain) on financial assets and liabilities	(117,602)	208,493	361,191	11,430
Exchange loss (gain) on long-term liabilities	(103,406)	190,737	119,846	3,793
Bargain purchase gain	—	(7,153,529)	—	—
Amortization of deferred income	(101,248)	(44,101)	(41,090)	(1,300)
Exchange gain on disposal of non-current assets held for sale	(279)	—	—	—

Income and expense adjustments	33,729,658	29,224,258	38,980,027	1,233,545
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	80,909	460	(23,235)	(735)
Notes receivable and accounts receivable	(1,882,697)	886,762	(6,013,039)	(190,286)
Other receivables	39,022	89,343	(18,507)	(586)
Inventories	(479,630)	(112,589)	(1,893,932)	(59,934)
Prepayments	(648,202)	373,795	(861,497)	(27,263)
Other current assets	(95,711)	(1,889,239)	(985,505)	(31,187)
Notes and accounts payable	1,341,039	845,365	(711,229)	(22,507)
Other payables	1,036,798	(176,478)	2,032,810	64,330
Other current liabilities	123,726	(16,168)	158,440	5,014
Accrued pension liabilities	(164,547)	15,020	25,098	794
Other liabilities-others	159,303	62,928	(3,178)	(101)

Cash generated from operations	39,534,273	43,643,929	44,258,556	1,400,587
Interest received	214,841	282,564	494,148	15,638
Dividend received	1,089,222	808,564	888,281	28,110
Interest paid	(341,100)	(446,070)	(565,845)	(17,906)
Income tax paid	(99,287)	(816,526)	(286,888)	(9,079)

Net cash provided by operating activities	40,397,949	43,472,461	44,788,252	1,417,350

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(22,220)	(79,758)	(180,966)	(5,727)
Proceeds from disposal of financial assets at fair value through profit or loss	—	104,302	22,292	705
Acquisition of available-for-sale financial assets	(1,291,681)	(733,034)	(1,941,739)	(61,447)
Proceeds from disposal of available-for-sale financial assets	5,257,003	2,965,245	3,311,317	104,789
Proceeds from maturity of held-to-maturity financial assets	13,524	—	—	—
Acquisition of financial assets measured at cost	(597,853)	(1,263,269)	(489,035)	(15,476)
Proceeds from disposal of financial assets measured at cost	513,424	84,120	677,339	21,435
Acquisition of investments accounted for under the equity method	(281,695)	(8,560)	(182,184)	(5,765)
Proceeds from disposal of investments accounted for under the equity method	1,705	161	74,394	2,354
Decrease in prepayment for investments	—	34,803	—	—
Proceeds from capital reduction and liquidation of investments	299,845	372,550	131,172	4,151
Acquisition of subsidiaries (net of cash acquired)	(1,525)	2,641,314	—	—
Net cash paid for disposal of subsidiaries	(241,261)	(93,284)	(15,617)	(494)
Acquisition of non-current assets held for sale	(313,171)	—	—	—
Acquisition of property, plant and equipment	(52,185,910)	(32,911,352)	(43,237,007)	(1,368,260)
Proceeds from disposal of property, plant and equipment	1,157,822	576,634	338,196	10,702
Increase in refundable deposits	(764,415)	(184,306)	(94,112)	(2,978)
Decrease in refundable deposits	696,309	277,333	231,107	7,314
Acquisition of intangible assets	(1,354,142)	(2,881,754)	(1,153,356)	(36,499)
Increase in other assets-others	(41,848)	(430,857)	(340,611)	(10,779)
Decrease in other assets-others	32,799	13,548	242,996	7,690

Net cash used in investing activities	(49,123,290)	(31,516,164)	(42,605,814)	(1,348,285)

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012, 2013 and 2014

(Expressed in Thousands)

	For the years ended December 31,
	2012	2013	2014
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase in short-term loans	13,480,075	13,149,006	9,879,359	312,638
Decrease in short-term loans	(17,024,565)	(14,371,089)	(5,744,551)	(181,790)
Proceeds from bonds issued	10,000,000	10,000,000	5,000,000	158,228
Bonds issuance costs	(12,830)	(12,010)	(5,090)	(161)
Redemption of bonds	(139,408)	(2,153,438)	(14,137,308)	(447,383)
Proceeds from long-term loans	17,062,355	2,737,337	6,284,000	198,861
Repayments of long-term loans	(13,942,144)	(6,199,532)	(3,858,996)	(122,120)
Increase in guarantee deposits	64,294	171,267	133,172	4,214
Decrease in guarantee deposits	(9,092)	(33,865)	(26,026)	(824)
Cash dividends and cash paid from additional paid-in capital	(6,316,420)	(5,061,303)	(6,253,150)	(197,885)
Exercise of employee stock options	266,116	442,423	370,811	11,735
Treasury stock acquired	—	(2,245,445)	—	—
Treasury stock sold to employees	—	—	61,653	1,951
Proceeds from disposal of treasury stock	4,207	967	—	—
Acquisition of non-controlling interests	—	(343,989)	—	—
Change in non-controlling interests	155,161	(4,618)	38,261	1,211

Net cash provided by (used in) financing activities	3,587,749	(3,924,289)	(8,257,865)	(261,325)

Effect of exchange rate changes on cash and cash equivalents	(1,436,046)	310,180	1,457,172	46,113

Net increase (decrease) in cash and cash equivalents	(6,573,638)	8,342,188	(4,618,255)	(146,147)
Cash and cash equivalents at beginning of year	49,062,128	42,488,490	50,830,678	1,608,565

Cash and cash equivalents at end of year	42,488,490	50,830,678	46,212,423	1,462,418

Reconciliation of the balances of cash and cash equivalents at end of year:
Cash and cash equivalents balances on the consolidated balance sheets	42,488,490	50,830,678	45,701,335	1,446,245
Cash and cash equivalents included in non-current assets held for sale	—	—	511,088	16,173

Cash and cash equivalents at end of year	42,488,490	50,830,678	46,212,423	1,462,418

Investing activities partially paid by cash:
Cash paid for acquiring property, plant and equipment
Increase in property, plant and equipment	49,068,718	34,140,108	47,278,467	1,496,154
Add: Effect of acquisition of subsidiaries	—	89,592	—	—
Add: Payable at beginning of year	8,517,694	5,382,395	6,700,743	212,049
Less: Effect of disposal of subsidiaries	(18,107)	—	—	—
Less: Payable at end of year	(5,382,395)	(6,700,743)	(10,742,203)	(339,943)

Cash paid	52,185,910	32,911,352	43,237,007	1,368,260

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

The address of its registered office and principal place of business is No. 3, Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 12.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were approved and authorized for issue by the audit committee of the Board of Directors on April 17, 2015.

3.	NEW ACCOUNTING PRONOUNCEMENT UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

a.	The Company has not early adopted the following new, revised or amended IFRSs that have been issued and will be effective for annual periods beginning on or after January 1, 2015 in preparing its consolidated financial statements:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Improvements to International Financial Reporting Standards (2010-2012 cycle)
IFRS 2	Share-based Payment	July 1, 2014
IFRS 3	Business Combinations	July 1, 2014
IFRS 8	Operating Segments	July 1, 2014

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IAS 16	Property, Plant and Equipment	July 1, 2014
IAS 24	Related Party Disclosures	July 1, 2014
IAS 38	Intangible Assets	July 1, 2014
Improvements to International Financial Reporting Standards (2011-2013 cycle)
IFRS 3	Business Combinations	July 1, 2014
IFRS 13	Fair Value Measurement	July 1, 2014
IAS 40	Investment Property	July 1, 2014
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 11	Accounting for Acquisitions of Interests in Joint Operations - Amendments to IFRS 11	January 1, 2016
IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation - Amendments to IAS 16 and IAS 38	January 1, 2016
IAS 16 and IAS 41	Agriculture: Bearer Plants - Amendments to IAS 16 and IAS 41	January 1, 2016
IAS 27	Equity Method in Separate Financial Statements - Amendments to IAS 27	January 1, 2016
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - Amendments to IFRS 10 and IAS 28	January 1, 2016
Improvements to International Financial Reporting Standards (2012-2014 cycle)
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations	January 1, 2016
IFRS 7	Financial Instruments: Disclosures	January 1, 2016
IAS 19	Employee Benefits	January 1, 2016
IAS 34	Interim Financial Reporting	January 1, 2016
IFRS 10, 12 and IAS 28	Investment Entities: Applying the Consolidation Exception - Amendments to IFRS 10, IFRS 12 and IAS 28	January 1, 2016

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IAS 1	Disclosure Initiative - Amendments to IAS 1	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017
IFRS 9	Financial Instruments	January 1, 2018

b.	Other than those discussed below, the Company believes that these standards will not have significant impact or will not be applicable to its financial position or results of operations.

IFRS 8 “Operating Segments”

The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments. The amendments also clarify that an entity shall only provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported regularly to the Chief Operating Decision Maker (CODM). The amendment is effective for annual periods beginning on or after July 1, 2014 and is not expected to have a material impact on the Company’s consolidated financial statements.

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

IFRS 13 “Fair Value Measurement” (IFRS 13)

The amendment clarifies that paragraph 52 of IFRS 13 includes a scope exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis. The objective of this amendment is to clarify that this portfolio exception applies to all contracts within the scope of IAS 39 Financial Instruments: Recognition and Measurement or IFRS 9 Financial Instruments, regardless of whether they meet the definitions of financial assets or financial liabilities as defined in IAS 32 Financial Instruments: Presentation. The amendment is effective for annual periods beginning on or after July 1, 2014 and is not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations” (Amendment) (IFRS 11)

The amendments to IFRS 11 require that the relevant principles on business combinations accounting in IFRS 3 and other standards should be applied in accounting for the acquisition of an interest in a joint operation in which the activity constitutes a business. The amendments are applicable to both the acquisition of the initial interest in a joint operation with an existing business and the acquisition of an additional interest in the same joint operation. However, a previously held interest is not remeasured when the acquisition of an additional interest in the same joint operation results in retaining joint control. Transactions between an investor and a joint operation under common control are also excluded. The amendment is effective for annual periods beginning on or after January 1, 2016 with earlier application permitted. The impact that adoption of the new amendment will have on our financial position and results of operation will be dependent upon the specific terms of any applicable future acquisition of joint arrangements.

IAS 16 & IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortisation” (Amendment)

The amendment to IAS 16, “Property, Plant and Equipment” (IAS 16) clarifies that depreciation of an item of property, plant and equipment based on revenue generated by using the asset is not appropriate. The amendment to IAS 38, “Intangible Assets” establishes a rebuttable presumption that amortization of an intangible asset based on revenue generated by using the asset is inappropriate. The presumption may only be rebutted in certain limited circumstances where the intangible asset is expressed as a measure of revenue; or where it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated. The amendment is effective for annual periods beginning on or after January 1, 2016 with earlier application permitted and is not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 10 “Consolidated Financial Statements” & IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures. IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized in full. IFRS 10 was also amended so that the gains or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture. The amendment is effective for annual periods beginning on or after 1 January, 2016 and is not expected to have a material impact on the Company’s consolidated financial statements.

IAS 1 “Presentation of Financial Statements” - “Disclosure Initiative” (Amendment) (IAS 1)

The amendments (1) clarify that an entity must not reduce the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions. The amendments reemphasize that, when a standard requires a specific disclosure, the information must be assessed to determine whether it is material and, consequently, whether presentation or disclosure of that information is warranted, (2) clarify that specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated, and how an entity shall present additional subtotals, (3) clarify that entities have flexibility as to the order in which they present the notes to financial statements, but also emphasize that understandability and comparability should be considered by an entity when deciding on that order, (4) removing the examples of the income taxes accounting policy and the foreign currency accounting policy, as these were considered unhelpful in illustrating what significant accounting policies could be, and (5) clarify that the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, classified between those items that will or will not be subsequently reclassified to profit or loss. The amendment is effective for annual periods beginning on or after 1 January 2016 and is not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 15 “ Revenue from Contracts with Customers” (IFRS 15)

The core principle of IFRS 15 is that revenue is recognised to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue; information related to performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. The standard will apply to annual periods beginning on or after 1 January 2017, and early adoption is permitted. The Company is currently assessing the impact that the new standard may have on its consolidated financial statements.

IFRS 9 “Financial Instruments” (IFRS 9)

The International Accounting Standard Board (IASB) has issued the final completed version of IFRS 9, which combines classification and measurement, the expected credit loss impairment model and hedge accounting. The standard will replace IAS 39, “Financial Instruments: Recognition and Measurement” (IAS 39) and all previous versions of IFRS 9 which introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The final completed version of IFRS 9 requires the followings: (1) Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics. Financial liabilities are measured at amortized cost or fair value through profit or loss. Furthermore there is requirement that “own credit risk” adjustments are not recognized in profit or loss. (2) Impairment: Expected credit loss model is used to evaluate impairment. Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. (3) Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio. The new standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact that may have on its consolidated financial statements.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with IFRSs, including International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations and SIC Interpretations, as issued by IASB.

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

b.	The consolidated entities as of December 31, 2013 and 2014 were as follows:

			Percentage of ownership (%) As of December 31,
Investor	Subsidiary	Business nature	2013	2014
UMC	UMC GROUP (USA)	IC sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	100.00	100.00
UMC	UMC GROUP JAPAN	IC sales	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	86.88	86.88
UMC	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	GaAs foundry service	74.69	81.53
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.16	44.16
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00	100.00
FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Sales and manufacturing of solar power cell	26.04	26.04
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.99	5.99
FORTUNE	ALLIANCE OPTOTEK CORP. (ALLIANCE)	Design and manufacturing of LED	21.77	—
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25	2.25
UNITRUTH	TOPCELL	Sales and manufacturing of solar power cell	1.03	1.03
UNITRUTH	ALLIANCE	Design and manufacturing of LED	6.86	—

			Percentage of ownership (%) As of December 31,
Investor	Subsidiary	Business nature	2013	2014
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87	5.87
TLC	TOPCELL	Sales and manufacturing of solar power cell	2.37	2.37
TLC	ALLIANCE	Design and manufacturing of LED	45.88	—
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	78.02	78.72
NBI	TOPCELL	Sales and manufacturing of solar power cell	62.38	62.38
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	100.00	—
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	—
EVERRICH	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	100.00	—
TERA ENERGY	TERA ENERGY USA INC.	Solar project	100.00	100.00
TERA ENERGY	EVERRICH-HK	Investment holding	—	100.00
TERA ENERGY	SMART ENERGY	Investment holding	—	100.00

			Percentage of ownership (%) As of December 31,
Investor	Subsidiary	Business nature	2013	2014
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	100.00	—
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	—	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00	—
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L. (SOCIALNEX)	Photovoltaic power plant	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	—	100.00
ALLIANCE	LIGHT HOUSE GLOBAL INCORP. (LIGHT HOUSE)	Investment holding	100.00	—
LIGHT HOUSE	ALLIANCE OPTOTEK DONGGUAN CO., LTD.	LED lighting manufacturing and sale	100.00	—

(4)	Business Combinations and Goodwill

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating unit (CGU) that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each unit or groups of units to which the goodwill is so allocated represents the lowest level within the Company at which the goodwill is monitored for internal management purposes and cannot be larger than an operating segment before aggregation.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed, the goodwill associated with the operation disposed is included in the carrying amount of the operation. Goodwill disposed in these circumstance is measured based on the relative values of the operation disposed and the portion of the CGU retained.

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

(7)	Convenience Translation into U.S. Dollars

Translations of amount from NTD into U.S. dollars (USD) for the reader’s convenience were calculated at the rate of USD1.00 to NTD31.60 on December 31, 2014 released by Board of Governors of the Federal Reserve System. No representation is made that the NTD amounts could have been, or could be, converted into USD at this rate.

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

Notes and accounts receivable are creditors’ rights as a result of sales of goods or services. Other receivables are any receivable not classified as notes and accounts receivable. Notes, accounts and other receivables are initially measured and recognized at their fair values and subsequently measured at amortized cost using the EIR method, less impairment. If the effect of discounting is immaterial, the short term notes, accounts and other receivables are measured at their nominal amount.

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

If the transferred asset is part of a larger financial asset and the part transferred qualifies for derecognition in its entirety, the Company allocates the previous carrying amount of the larger financial asset between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part derecognized and the sum of the consideration received for the part derecognized and any cumulative gain or loss allocated that had been recognized in other comprehensive income, is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts.

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

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more loss events that has occurred since the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the individual financial asset or a group of financial assets.

For the financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between the carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. For equity investments classified as available-for-sale, objective evidence of an impairment would include a significant or prolonged decline in the fair value of the investment below its cost. When there is objective evidence of an impairment for available-for-sale equity securities, the full amount of the losses previously recognized in other comprehensive income is reclassified to profit or loss. Impairment losses recognized on equity investments cannot be reversed through profit or loss. Any subsequent increases in their fair value after impairment are recognized in other comprehensive income.

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

Inventories are accounted for on a perpetual basis. Raw materials are stated at actual purchase costs, while the work in process and finished goods are stated at standard costs and subsequently adjusted to weighted-average costs at the end of each month. The cost of work in progress and finished goods comprises raw materials, direct labor, other direct costs and related production overheads. Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Cost associated with underutilized capacity is expensed as incurred. Inventories are valued at the lower of cost and net realizable value item by item. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(12)	Non-current Assets Held for Sale (Disposal Group)

Non-current assets (disposal group) are classified as held for sale if they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (disposal group) and that are highly probable to complete the sale within one year from the date of classification. Non-current assets (disposal group) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

Impairment losses of non-current assets held for sale (disposal group) are recognized in the income statement in the current period for the excess of the carrying amounts over fair values less costs to sell. Any subsequent increase in fair value less cost to sell an asset up to the cumulative impairment loss previously recognized in accordance with the IAS 36, “Impairment of Assets” (IAS 36) would be recognized as a gain.

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

A joint venture is a type of joint arrangement whereby the Company that has joint control of the arrangement has rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement where no single party controls the arrangement on its own, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Any difference between the acquisition cost and the Company’s share of the net fair value of the identifiable assets and liabilities of associates and joint ventures is accounted for as follows:

a.	Any excess of the acquisition cost over the Company’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill and is included in the carrying amount of the investment. Amortization of goodwill is not permitted.

b.	Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture over the acquisition cost, after reassessing the fair value, is recognized as a gain in profit or loss on the acquisition date.

Under the equity method, the investments in associates and joint ventures are carried on the balance sheet at cost plus post acquisition changes in the Company’s share of profit or loss and other comprehensive income of associates and joint ventures. The Company’s share of changes in associates’ and joint ventures’ profit or loss and other comprehensive income are recognized directly in profit or loss and other comprehensive income, respectively, of the Company. Distributions received from an associate or a joint venture reduce the carrying amount of the investment. Any unrealized gains and losses resulting from transactions between the Company and the associate or the joint venture are eliminated to the extent of the Company’s interest in the associate or the joint venture.

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

The Company determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired. An impairment loss, being the difference between the recoverable amount of the associate and joint venture and its carrying value, is recognized in profit or loss in the statement of comprehensive income and forms part of the carrying amount of the investments.

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

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are recognized in other operating income and expenses.

Accounting policies of the Company’s intangible assets are summarized as follows:

a.	Goodwill arising from business combination is not amortized, and is tested for impairment annually or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicates that the goodwill is impaired, an impairment loss is recognized. Goodwill impairment losses cannot be reversed once recognized.

b.	Software is amortized over 1~6 years on a straight-line basis.

c.	Patent and technology license fee: Upon signing of contract and obtaining the right to intellectual property, any portion attributable to non-cancellable and mutually agreed future fixed license fees for patent and technology is discounted, and recognized as an intangible asset and related liability. The cost of the intangible asset is not revalued once determined on initial recognition, and is depreciated over the economic life (5~10 years) on a straight-line basis. Interest expenses from the related liability are recognized and calculated based on the EIR method. Based on the timing of payments, the liability is classified as current and non-current.

d.	Others are mainly the intellectual property license fees, amortized over the shorter of the contract term or estimated economic life (3 years) of the related technology on a straight-line basis.

(16)	Impairment of Non-Financial Assets

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

A CGU, or group of CGU, to which goodwill has been allocated is tested for impairment annually at the same time every year, irrespective of whether there is any indication of impairment. Where the carrying amount of a CGU (including the carrying amount of goodwill) exceeds its recoverable amount, the CGU is considered impaired. If an impairment loss is to be recognized, it is first allocated to reduce the carrying amount of any goodwill allocated to the CGU (group of units), then to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units). Impairment losses relating to goodwill cannot be reversed in future periods.

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

For the liability component excluding the derivatives, its fair value is determined based on the effective interest rate applied at that time by the market to instruments of comparable credit status. The liability component is classified as a financial liability measured at amortized cost using the EIR method before the instrument is converted or settled. For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Its carrying amount is not remeasured in the subsequent accounting periods. If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IAS 39.

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

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees eligible for the Labor Standards Law, a defined benefit plan, were allowed to elect either the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions and recognize an expense of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. Overseas subsidiaries and branches make contributions to the respective benefit plans based on the specific percentage requirement of local regulations. A post-employment benefit plan that is classified as a defined benefit plan is accounted for under the Projected Unit Credit Method to measure its obligations and costs based on actuarial assumptions. The Company recognizes all actuarial gains and losses in the periods which they occur in other comprehensive income, which then are immediately recognized in retained earnings.

(19)	Treasury Stock

UMC’s own equity instruments repurchased (treasury shares) are recognized at repurchase cost and deducted from equity. Any difference between the carrying amount and the consideration is recognized in equity.

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

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax losses and unused tax credits can be utilized, except:

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax relating to items recognized outside profit or loss is not recognized in profit or loss but rather in other comprehensive income or directly in equity. Deferred tax assets are reassessed and recognized at each reporting date. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

Deferred tax assets and liabilities offset each other, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at the acquisition date, would be recognized subsequently if knowing new information about facts and circumstances existed at the acquisition date. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed the carrying amount of goodwill) if it occurs during the measurement period or recognized in profit or loss.

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

(7)	Impairment of Property, Plant and Equipment

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, the Company assesses whether there is an indication that an asset in the scope of IAS 36 may be impaired. If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or CGU is the higher of fair value less costs of disposal and its value in use. The fair value less costs of disposal is based on best information available to reflect the amount that an entity could obtain from the disposal of the asset in an orderly transaction between market participants, after deducting the costs of disposal. The value in use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU. Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and the Company’s operating situation.

(8)	Income Tax

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations made by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company.

Deferred tax assets are recognized for all carryforward of unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized. The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences. Please refer to Note 6(22) for more details on unrecognized deferred tax assets.

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

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of December 31,
	2013	2014
Cash on hand	$3,639	$3,878
Checking and savings accounts	8,894,827	10,389,664
Time deposits	36,263,171	30,782,070
Repurchase agreements collateralized by government bonds and corporate bonds	5,669,041	4,525,723

Total	$50,830,678	$45,701,335

Please refer to the consolidated statements of cash flows for the reconciliation of the balances of cash and cash equivalents on the consolidated statements of cash flows and on the consolidated balance sheets.

(2)	Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2013	2014
Designated financial assets at fair value through profit or loss
Convertible bonds	$60,441	$150,550

Financial assets held for trading
Listed stocks	234,583	246,183
Corporate bonds	398,681	388,628

Subtotal	633,264	634,811

Total	$693,705	$785,361

Current	$633,264	$740,129
Noncurrent	60,441	45,232

Total	$693,705	$785,361

(3)	Accounts Receivable, Net

	As of December 31,
	2013	2014
Accounts receivable	$17,714,962	$23,307,624
Less: allowance for sales returns and discounts	(516,189)	(828,029)
Less: allowance for doubtful accounts	(574,421)	(272,324)

Net	$16,624,352	$22,207,271

Aging analysis of accounts receivable:

	As of December 31,
	2013	2014
Neither past due nor impaired	$14,204,640	$17,067,173

Past due but not impaired:
≤ 30 days	2,113,439	4,409,411
31 to 60 days	279,047	313,494
61 to 90 days	14,204	230,086
91 to 120 days	13,022	32,858
> 120 days	—	154,249

Subtotal	2,419,712	5,140,098

Total	$16,624,352	$22,207,271

Movement on allowance for individually evaluated doubtful accounts:

	For the years ended December 31,
	2013	2014
Beginning balance	$613,288	$574,421
Net charge for the period	(38,867)	116,789
Reclassification	—	(418,886)

Ending balance	$574,421	$272,324

The terms for third party domestic sales were net 30~60 days, while the collection periods for third party overseas sales were month end 30~60 days.

The impairment losses assessed individually as of December 31, 2013 and 2014 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts. The Company has no collateral with respect to those accounts receivables.

(4)	Inventories, Net

	As of December 31,
	2013	2014
Raw materials	$2,327,044	$2,287,656
Supplies and spare parts	2,397,733	2,631,200
Work in process	8,894,291	10,453,741
Finished goods	2,351,067	1,426,188

Total	15,970,135	16,798,785
Less: allowance for inventory valuation losses	(1,976,876)	(1,556,553)

Net	$13,993,259	$15,242,232

a.	For the years ended December 31, 2012, 2013 and 2014, the Company recognized NT$93,932 million, NT$97,675 million and NT$105,320 million, respectively, in operating costs, of which NT$5 million, NT$974 million and NT$330 million, respectively, were related to gains recognized when the circumstances that caused the net realizable value of inventory to be lower than its cost no longer existed.

b.	Inventories were not pledged.

(5)	Available-For-Sale Financial Assets

	As of December 31,
	2013	2014
Common stocks	$21,250,880	$23,510,084
Preferred stocks	312,600	781,148
Funds	127,040	70,872

Total	$21,690,520	$24,362,104

Current	$2,134,379	$—
Noncurrent	19,556,141	24,362,104

Total	$21,690,520	$24,362,104

UMC issued bonds that were exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, for common stocks originally owned and classified as available-for-sale financial assets, noncurrent. Therefore, these common stocks were classified as current assets since the exchangeable date. The bonds matured on December 2, 2014 and UMC redeemed all the remaining bonds.

(6)	Financial Assets Measured at Cost, Non-Current

	As of December 31,
	2013	2014
Common stocks	$610,006	$602,429
Preferred stocks	3,062,449	3,100,211
Funds	412,837	130,366

Total	$4,085,292	$3,833,006

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair value cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)	Investments Accounted For Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2013		2014
Investee companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Unlisted companies
MOS ART PACK CORP. (MAP) (Note A)	$238,373	72.98	$238,373	72.98
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (Note B)	12,473	55.25	9,586	55.25
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note C)	714,120	50.00	731,565	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note C)	45,947	50.00	35,532	50.00
LIST EARN ENTERPRISE INC.	9,798	49.00	10,660	49.00
MTIC HOLDINGS PTE. LTD.	152,713	45.44	105,872	45.44
YUNG LI INVESTMENTS, INC.	258,527	45.16	211,739	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,977,433	45.00	1,860,202	45.00
WINAICO IMMOBILIEN GMBH (Note C)	300,692	44.78	256,064	44.78
UNITECH CAPITAL INC.	687,078	42.00	682,191	42.00
HSUN CHIEH INVESTMENT CO., LTD.	1,027,624	36.49	1,328,051	36.49
CTC CAPITAL PARTNERS I, L.P.	195,622	31.40	183,681	31.40
TRANSLINK CAPITAL PARTNERS III, L.P. (Note D)	—	—	199,443	29.29
UNITED LED CORPORATION HONG KONG LIMITED	481,227	39.13	518,495	29.03
ACHIEVE MADE INTERNATIONAL LTD.	119,357	49.38	121,567	23.32
TRANSLINK CAPITAL PARTNERS I, L.P. (Note D)	106,247	10.38	124,249	10.38
LTI REENERGY CO., LTD. (LTI) (Note C)	5,503	40.00	—	—
UC FUND II	3,953	35.45	—	—
EXOJET TECHNOLOGY CORP.	84,213	33.10	—	—

Total	$6,420,900		$6,617,270

Note A:	On March 10, 2011, MAP filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of December 31, 2014.

Note B:	On June 19, 2012, UNITED LIGHTING filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of December 31, 2014.

Note C:	The Company uses the equity method to account for its investment in SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH, WINAICO IMMOBILIEN GMBH and LTI, which are joint ventures.

Note D:	The Company follows international accounting practices in equity accounting for limited partnerships because no equivalent type of business exists domestically. Therefore, the Company uses the equity method to account for these investees.

No investment accounted for using the equity method was pledged.

b.	Financial information of associates and joint ventures :

There is no individually significant associate or joint venture for the Company. For individually immaterial associates and joint ventures, the following tables summarized the amount recognized by the Company at its share of those associates and joint ventures separately. When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income. Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2012, 2013 and 2014 were NT$(118) million, NT$83 million and NT$138 million, respectively, which were not included in the following table.

(i)	The aggregate amount of the Company’s share of its all individually immaterial associates that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2012	2013	2014
Profit from continuing operations	$683,888	$732,380	$79,407
Other comprehensive income (loss)	(124,273)	250,070	139,030

Total comprehensive income	$559,615	$982,450	$218,437

(ii)	The aggregate amount of the Company’s share of its all individually immaterial joint ventures that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2012	2013	2014
Loss from continuing operations	$(20,509)	$(34,449)	$(42,228)
Other comprehensive income (loss)	—	—	—

Total comprehensive loss	$(20,509)	$(34,449)	$(42,228)

The Company began to use the equity method to account for its investments in SHANDONG HUAHONG, LTI, WINAICO SOLAR PROJEKT 1 GMBH, ASEPOWER I S.R.L. and WINAICO IMMOBILIEN GMBH, on January 7, 2011, September 28, 2011, December 7, 2011, March 31, 2012 and March 31, 2013, respectively. The Company ceased to use the equity method to account for its investments in ASEPOWER I S.R.L. and LTI since September 10, 2013 and March 26, 2014, respectively.

(8)	Property, Plant and Equipment

	As of December 31,
	2013	2014
Land	$1,925,691	$1,314,402
Buildings	13,679,387	12,955,815
Machinery and equipment	125,170,755	119,069,687
Transportation equipment	15,047	14,630
Furniture and fixtures	1,148,689	942,520
Leasehold improvement	1,044,943	12,210
Construction in progress and equipment awaiting inspection	19,368,388	32,380,979

Net	$162,352,900	$166,690,243

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2013	$3,171,351	$30,451,446	$601,810,744	$67,827	$5,485,951	$1,753,124	$18,500,156	$661,240,599
Additions	—	—	—	—	—	—	31,485,078	31,485,078
Acquisitions of subsidiaries	—	2,298,543	3,965,968	258	25,275	1,193	34,655	6,325,892
Disposals	(106,946)	(95,304)	(3,425,740)	(4,089)	(181,384)	(1,388)	(282,265)	(4,097,116)
Disposals of subsidiaries	(1,056,531)	(7,180,478)	(6,837,604)	(480)	(195,656)	—	—	(15,270,749)
Transfers and reclassifications	10,626	25,455	32,616,495	2,740	170,053	46,711	(30,359,069)	2,513,011
Exchange effect	(92,809)	347,247	2,836,866	298	(18,776)	1,281	(10,167)	3,063,940

As of December 31, 2013	$1,925,691	$25,846,909	$630,966,729	$66,554	$5,285,463	$1,800,921	$19,368,388	$685,260,655

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2014	$1,925,691	$25,846,909	$630,966,729	$66,554	$5,285,463	$1,800,921	$19,368,388	$685,260,655
Additions	—	—	—	—	—	—	40,655,242	40,655,242
Disposals	(10,626)	—	(3,109,952)	(1,535)	(50,820)	(2,880)	—	(3,175,813)
Transfers and reclassifications	(600,663)	(294,360)	27,538,645	1,946	101,944	(1,732,413)	(28,055,788)	(3,040,689)
Exchange effect	—	284,999	7,095,006	718	23,322	2,652	413,137	7,819,834

As of December 31, 2014	$1,314,402	$25,837,548	$662,490,428	$67,683	$5,359,909	$68,280	$32,380,979	$727,519,229

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2013	$530,963	$17,854,186	$478,239,213	$51,143	$4,146,754	$474,535	$—	$501,296,794
Depreciation	—	1,211,097	35,363,090	4,014	382,267	280,885	—	37,241,353
Gain from reversal of impairment loss	—	—	(984)	—	—	—	—	(984)
Disposals	(208)	(93,202)	(3,365,310)	(3,341)	(179,812)	(617)	—	(3,642,490)
Disposals of subsidiaries	(487,896)	(7,095,675)	(6,708,746)	(462)	(193,201)	—	—	(14,485,980)
Transfers and reclassifications	—	—	(572)	—	51	—	—	(521)
Exchange effect	(42,859)	291,116	2,269,283	153	(19,285)	1,175	—	2,499,583

As of December 31, 2013	$—	$12,167,522	$505,795,974	$51,507	$4,136,774	$755,978	$—	$522,907,755

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2014	$—	$12,167,522	$505,795,974	$51,507	$4,136,774	$755,978	$—	$522,907,755
Depreciation	—	1,177,362	36,948,450	4,492	355,951	299,321	—	38,785,576
Impairment Loss	—	—	579,222	—	17,456	—	—	596,678
Disposals	—	—	(2,868,400)	(1,535)	(49,499)	(2,880)	—	(2,922,314)
Transfers and reclassifications	—	(526,946)	(2,840,427)	(1,883)	(63,864)	(998,792)	—	(4,431,912)
Exchange effect	—	63,795	5,805,922	472	20,571	2,443	—	5,893,203

As of December 31, 2014	$—	$12,881,733	$543,420,741	$53,053	$4,417,389	$56,070	$—	$560,828,986

Please refer to Note 8 for property, plant and equipment pledged as collateral. During the year ended December 31, 2014, the Company identified indicators of impairment at certain subsidiaries due to its net operating profit being lower than expected. The Company determined that certain property, plant and equipment would not generate the expected future cash flows. The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount. After considering the relevant objective evidence, the Company recorded an impairment loss of NT$597 million for the year ended December 31, 2014, all of which came from new business segment.

The amounts of total interest expense before capitalization of borrowing costs were NT$755 million, NT$803 million and NT$992 million for the years ended December 31, 2012, 2013 and 2014, respectively. Details of capitalized borrowing costs are as follows:

	For the years ended December 31,
	2012	2013	2014
Land	$143	$—	$—
Buildings	7,516	43,199	85,104
Machinery and equipment	288,987	163,206	218,282
Others	13	30	1,651

Total interest capitalized	$296,659	$206,435	$305,037

Interest rates applied	0.17%~2.29%	0.19%~2.28%	1.33%~2.21%

(9)	Intangible Assets

	As of December 31,
	2013	2014
Goodwill	$50,863	$7,791
Software	173,252	215,998
Patents and technology license fees	3,400,769	3,021,788
Others	1,114,763	1,287,361

Net	$4,739,647	$4,532,938

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2013	$50,863	$471,987	$2,298,527	$1,433,499	$4,254,876
Additions	—	490	1,823,274	1,082,896	2,906,660
Disposals	—	(138,722)	(13,737)	(467,914)	(620,373)
Reclassifications	—	74,832	39,951	—	114,783
Acquisitions of subsidiaries	—	36,132	9,283	61,700	107,115
Disposals of subsidiaries	—	(6,888)	—	—	(6,888)
Exchange effect	—	(5,369)	(1,631)	(93)	(7,093)

As of December 31, 2013	$50,863	$432,462	$4,155,667	$2,110,088	$6,749,080

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2014	$50,863	$432,462	$4,155,667	$2,110,088	$6,749,080
Additions	—	—	8,666	1,220,421	1,229,087
Disposals	—	(130,165)	—	(363,593)	(493,758)
Reclassifications	(43,072)	185,462	(287)	(62,409)	79,694
Exchange effect	—	2,985	65,698	(8)	68,675

As of December 31, 2014	$7,791	$490,744	$4,229,744	$2,904,499	$7,632,778

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2013	$—	$271,197	$404,416	$781,104	$1,456,717
Amortization	—	139,626	362,727	538,413	1,040,766
Impairment loss	—	—	677	57,000	57,677
Disposals	—	(138,712)	(13,749)	(467,914)	(620,375)
Reclassifications	—	—	—	86,818	86,818
Disposals of subsidiaries	—	(6,888)	—	—	(6,888)
Exchange effect	—	(6,013)	827	(96)	(5,282)

As of December 31, 2013	$—	$259,210	$754,898	$995,325	$2,009,433

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2014	$—	$259,210	$754,898	$995,325	$2,009,433
Amortization	—	142,963	438,518	1,047,392	1,628,873
Disposals	—	(130,165)	—	(363,593)	(493,758)
Reclassifications	—	1,398	(32)	(61,981)	(60,615)
Exchange effect	—	1,340	14,572	(5)	15,907

As of December 31, 2014	$—	$274,746	$1,207,956	$1,617,138	$3,099,840

The amortization amounts of intangible assets are as follows:

	For the years ended December 31,
	2013	2014
Operating cost	$440,342	$521,588

Operating expense	$600,424	$1,107,285

The carrying amounts of significant technology license fees obtained by the Company were NT$3,211 million and NT$2,858 million as of December 31, 2013 and 2014, respectively. The remaining amortization periods as of December 31, 2013 and 2014 were 8~9 years and 7~8 years, respectively.

(10)	Short Term Loans

	As of December 31,
	2013	2014
Unsecured bank loans	$4,643,573	$6,250,754

	For the years ended December 31,
	2012	2013	2014
Interest rates applied	0.55%~2.98%	0.57%~4.38%	0.57%~2.50%

a.	The Company’s unused short-term lines of credits amounted to NT$18,587 million and NT$19,650 million as of December 31, 2013 and 2014, respectively.

b.	Please refer to Note 8 for property, plant and equipment pledged as collateral for short-term loans.

(11)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of December 31,
	2013	2014
Forward exchange contracts	$—	$42,354
Derivatives embedded in exchangeable bonds	$1,928	—

Total	$1,928	$42,354

(12)	Bonds Payable

	As of December 31,
	2013	2014
Unsecured domestic bonds payable	$20,000,000	$25,000,000
Unsecured exchangeable bonds payable	3,709,339	—
Unsecured convertible bonds payable	10,255,791	—
Less: Discounts on bonds payable	(358,713)	(22,180)

Total	33,606,417	24,977,820
Less: Current or exchangeable portion due within one year	(13,627,063)	—

Net	$19,979,354	$24,977,820

A.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

a.	Issue Amount: US$127.2 million

b.	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into U.S. dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into U.S. dollars at the rate of NTD 32.197=USD 1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds would be redeemable in U.S. dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.	Terms of Exchange:

i.	Underlying Securities: Ordinary shares of Unimicron

ii.	Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price was originally NT$51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.	Redemption on the Maturity Date:

The bonds matured on December 2, 2014, and UMC redeemed the bonds at 97.53% of the principal amount. The principal amount of the redeemed bonds was US$127.2 million.

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

As of December 31, 2013, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$77 million into Novatek shares. Gains from disposal of investments and gains from exchange of bonds from bondholders exercising exchange rights during the years ended December 31, 2012 and 2013 amounted NT$1,389 million and NT$1,137 million, respectively, and were recognized as non-operating income and expenses.

f.	Early Redemption of the Bonds:

Since over 90% principal amount of the bonds has already been exchanged, UMC redeemed the bonds in whole at the Early Redemption Price on July 22, 2013. The remaining principal amount of the redeemed bonds was US$3 million. UMC recognized a gain of NT$45 million from the redemption as non-operating income and expenses.

C.	On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. The terms and conditions of the bonds are as follows:

a.	Issue Amount: US$500 million

b.	Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price. The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.	Terms of Conversion:

i.	Underlying Securities: ADS of UMC

ii.	Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.	Conversion Price and Adjustment: The conversion price was originally USD 3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00. The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.	Early Redemption of the Bonds:

UMC redeemed bonds with principal amount of US$324 million as requested by investors on May 27, 2014. The associated convertible rights were deemed cancelled and the consideration paid for the early redemption was fully allocated to the liability components. UMC adjusted the carrying amount of the liability components to reflect actual consideration paid and recognized a loss amount to NT$194 million as non-operating income and expenses. UMC reclassified cancelled convertible rights of NT$441 million from additional paid in capital – stock options to additional paid in capital – others.

As bondholders’ redemption and UMC’s repurchases of bonds from open market in prior year amounted to US$466 million, which represented over 90% principal being redeemed; therefore, UMC redeemed the remaining bonds in whole at the Early Redemption Price on June 27, 2014. The principal amount of the redeemed bonds was US$34 million. UMC recognized a gain of NT$15 million from the redemption as non-operating income and expense.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, after reduction of issuance costs amounting to NT$3 million. The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

D.	In early June, 2012, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at a rate of 1.43%, and the principal will be repayable in June 2017 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at a rate of 1.63%, and the principal will be repayable in June 2019 upon maturity.

E.	In mid-March, 2013, UMC issued five-year and seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at a rate of 1.35%, and the principal will be repayable in March 2018 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at a rate of 1.50%, and the principal will be repayable in March 2020 upon maturity.

F.	In mid-June, 2014, UMC issued seven-year and ten-year domestic unsecured corporate bonds amounting to NT$5,000 million, with a face value of NT$1 million per unit. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest will be paid annually at a rate of 1.70%, and the principal will be repayable in June 2021 upon maturity. The ten-year domestic unsecured corporate bond was issued in the amount of NT$3,000 million. Interest will be paid annually at a rate of 1.95%, and the principal will be repayable in June 2024 upon maturity.

(13)	Long Term Loans

a.	Details of long-term loans as of December 31, 2013 and 2014 are as follows:

	As of December 31,
Lenders	2013	2014	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$109,580	$80,358	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	17,000	16,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	122,706	87,647	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	70,000	84,265	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	1,385,000	Repayable semi-annually from February 7, 2015 to February 7, 2016 with monthly interest payments.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	450,000	150,000	Repayable semi-annually from October 25, 2010 to April 25, 2015 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	900,000	2,700,000	Repayable quarterly from October 31, 2015 to July 31, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank (1)	2,461,538	1,230,769	Repayable quarterly from December 28, 2012 to December 28, 2015 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank (2)	300,000	300,000	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	500,000	500,000	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note A)	1,000,000	1,000,000	Settlement due on August 30, 2016 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	1,000,000	2,666,667	Repayable quarterly from December 29, 2014 to December 29, 2016 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	500,000	1,000,000	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.

	As of December 31,
Lenders	2013	2014	Redemption
China Development Industrial Bank (Note C)	—	1,000,000	Settlement due on December 29, 2019 with monthly interest payments.
Secured Long-Term Loan from Bank of Taiwan	988,048	—	Effective July 13, 2011 to July 13, 2016. Interest-only payment for the first year. Principal is repaid in 16 quarterly payments with monthly interest payments.
Secured Long-Term Loan from First Commercial Bank (1)	310,000	—	Effective December 31, 2010 to December 31, 2015. Interest-only payment for the first year. Principal is repaid in 8 semi-annual payments with monthly interest payments.
Secured Long-Term Loan from First Commercial Bank (2)	125,000	—	Effective June 24, 2011 to June 24, 2016. Interest-only payment for the first year. Principal is repaid in 8 semi-annual payments with monthly interest payments.
Secured Long-Term Loan from First Commercial Bank (3)	103,000	—	Bullet repayment on May 16, 2015 with monthly interest payments.
Secured Long-Term Loan from First Commercial Bank (4)	400,000	—	Bullet repayment on June 27, 2015 with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (3)	616,470	—	Repayable quarterly from June 30, 2011 to June 30, 2016 with monthly interest payments.

Subtotal	11,358,342	12,200,706
Less: Administrative expenses from syndicated loans	(4,328)	(2,250)
Less: Current portion	(2,918,163)	(3,774,986)

Total	$8,435,851	$8,423,470

	For the years ended December 31,
	2012	2013	2014
Interest Rates	1.24%~2.51%	1.23%~2.51%	1.23%~2.51%

Note A:	UMC entered into a 5-year loan agreement with CTBC Bank, effective from August 30, 2011. The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, August 30, 2016. As of December 31, 2013 and 2014, the unused line of credit were both NT$1.5 billion.

Note B:	UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from December 29, 2011. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments. The expiration date of the agreement is December 29, 2016. As of December 31, 2013 and 2014, the unused line of credit were NT$2 billion and nil, respectively.

Note C:	UMC entered into a 5-year loan agreement with China Development Industrial Bank, effective from September 25, 2014. The agreement offered UMC a revolving line of credit of NT$2 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is December 29, 2019. As of December 31, 2014, the unused line of credit was NT$1 billion.

b.	Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

c.	On December 19, 2012, the Board of Directors resolved to provide endorsement for NEXPOWER’s syndicated loans from banks including Bank of Taiwan for the amount up to NT$1,400 million. As of December 31, 2013 and 2014, the actual amount provided were both NT$1,385 million. On December 24, 2014, the Board of Directors resolved to provide endorsement for NEXPOWER’s syndicated loan from Bank of Taiwan and other banks for the amount up to NT$ 1,700 million. This loan was primarily used to repay NEXPOWER’s previous bank loan amounted NT$ 1,385 million which was also endorsed by UMC.

(14)	Post-Employment Benefits

a.	Defined contribution plan

The Labor Pension Act of the R.O.C. (the Act) is a defined contribution plan. Under the Act, the monthly contributions percentage shall not be less than 6% of these employees’ monthly wages. Accordingly, a total of NT$522 million, NT$554 million and NT$597 million were contributed by the Company for the years ended December 31, 2012, 2013 and 2014, respectively. Pension benefits for employees of the Singapore branch, and other subsidiaries overseas were provided in accordance with the local regulations, and during the years ended December 31, 2012, 2013 and 2014, the Company made total contributions of NT$193 million, NT$393 million and NT$445 million, respectively.

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of an administered pension fund committee. For the years ended December 31, 2012, 2013 and 2014, total pension expenses of NT$172 million, NT$124 million and NT$113 million, respectively, were recognized by the Company.

i.	Changes in defined benefit obligation during the year:

	For the years ended December 31,
	2013	2014
Balance at January 1	$(6,685,524)	$(5,402,350)
Service cost	(60,378)	(37,481)
Interest cost	(86,420)	(108,047)
Remeasurements:
Gain from changes in demographic assumptions	—	59
Gain from changes in financial assumptions	465,677	86,437
Experience adjustments	(5,436)	(94,315)
Benefits paid	828,678	104,910
Others	56,169	—
Exchange effect	84,884	—

Balance at December 31	$(5,402,350)	$(5,450,787)

ii.	Changes in fair value of plan assets during the year:

	For the years ended December 31,
	2013	2014
Balance at January 1	$2,249,262	$1,604,565
Interest income on plan assets	22,831	32,091
Contribution by employer	269,289	88,339
Payment of benefit obligation	(828,678)	(104,910)
Remeasurements:
Return on plan assets, excluding amounts included in interest income	(3,763)	5,212
Others	(37,589)	—
Exchange effect	(66,787)	—

Balance at December 31	$1,604,565	$1,625,297

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

The actual returns on plan assets of the Company for the years ended December 31, 2013 and 2014 were NT$19 million and NT$37 million, respectively.

iii.	Reconciliations of liability of the defined benefit plan are as follows:

	As of December 31,
	2013	2014
Present value of the defined benefit obligation	$(5,402,350)	$(5,450,787)
Fair value of plan assets	1,604,565	1,625,297

Accrued pension liabilities recognized on the consolidated balance sheets	$(3,797,785)	$(3,825,490)

iv.	The principal underlying actuarial assumptions are as follows:

	As of December 31, 2013
	UMC	FORTUNE
Discount rate	2.00%	2.00%
Rate of salary increase	4.00%	3.00%

	As of December 31, 2014
	UMC	FORTUNE
Discount rate	2.10%	2.25%
Rate of salary increase	4.00%	3.00%

v.	Expected future benefit payments are as follows:

Year	Amount
2015	$29,371
2016	46,998
2017	59,537
2018	73,811
2019	80,853
2020 and thereafter	5,379,945

Total expected payments	$5,670,515

The Company expects to make pension fund contribution of NT$82 million in 2015. The weighted-average duration of the defined benefit obligation are 17 years and 16 years, respectively, as of December 31, 2013 and 2014.

vi.	The sensitivity analysis of the defined benefit obligation to changes in the weighted principal assumptions is:

As of December 31, 2013	Assumptions
	Discount rate		Salary increase rate
	1% increase	1% decrease	1% increase	1% decrease
Impact on defined benefit obligation	$805,485	$(980,143)	$(888,861)	$753,703

As of December 31, 2014	Assumptions
	Discount rate		Salary increase rate
	1% increase	1% decrease	1% increase	1% decrease
Impact on defined benefit obligation	$780,187	$(942,897)	$(853,732)	$728,582

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(15)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of December 31, 2013 and 2014, of which 12,692 million shares and 12,725 million shares were issued as of December 31, 2013 and 2014, respectively, each at a par value of NT$10.

ii.	UMC had 168 million and 150 million ADSs, which were traded on the NYSE as of December 31, 2013 and 2014, respectively. The total number of common shares of UMC represented by all issued ADSs were 842 million shares and 749 million shares as of December 31, 2013 and 2014, respectively. One ADS represents five common shares.

iii.	Among the employee stock options issued by UMC on June 19, 2009, 43 million options were exercised during the year ended December, 31 2013. The issuance process was completed through the authority.

iv.	Among the employee stock options issued by UMC on June 19, 2009, 36 million options had been exercised for the year ended December 31, 2014, of which the issuance process for 31 million shares has been approved by the authority, and the share registry has been updated as of December 31, 2014. The remaining 5 million shares were still pending for authorization as of December 31, 2014, thus, they were classified as Capital collected in advance.

v.	On April 24, 2013, UMC cancelled 300 million shares of treasury stock, which were repurchased during the period from February 4 to March 22, 2010 for the purpose of transferring to employees.

vi.	On December 30, 2014, UMC sold 5 million shares of treasury stock to employees, which were repurchased during the period from March 15 to May 6, 2013 for the purpose of transferring to employees.

b.	Treasury stock:

i.	UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market. The purpose for repurchase and changes in treasury stock for the years ended December 31, 2013 and 2014 are as follows:

For the year ended December 31, 2013

(In thousands of shares)

Purpose	As of January 1, 2013	Increase	Decrease	As of December 31, 2013
For transfer to employees	300,000	200,000	300,000	200,000

For the year ended December 31, 2014 (In thousands of shares)

Purpose	As of January 1, 2014	Increase	Decrease	As of December 31, 2014
For transfer to employees	200,000	—	5,490	194,510

ii.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As of December 31, 2013 and 2014, the treasury stock held by UMC did not exceed the threshold.

iii.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries and associates is treated as treasury stock. According to the Company Act of R.O.C., these subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.	As of December 31, 2013 and 2014, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., and associate, HSUN CHIEH INVESTMENT CO., LTD., held 16 million and 441 million shares, respectively, of UMC’s stock as available-for-sale financial assets. As of December 31, 2013 and 2014, UMC’s associate, MEGA MISSION LIMITED PARTNERSHIP, held nil and 29 million shares, respectively, of UMC’s stock as financial assets at fair value through profit or loss. The closing prices of UMC’s stock on December 31, 2013 and 2014 were NT$12.35 and NT$14.75, respectively.

c.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of all taxes and dues;

ii.	Offset prior years’ operation losses;

iii.	Appropriate 10% of the remaining amount after deducting items (i) and (ii) as a legal reserve;

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

The policy for dividend distribution should reflect factors such as the current and future investment environment, funding requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium and long-term financial planning. The Board of Directors shall make the distribution proposal annually and present it at the stockholders’ meeting. UMC’s Articles of Incorporation further provide that at least 20% of the dividends must be paid in the form of cash. Accordingly, no more than 80% of the dividends to stockholders, if any, may be paid in the form of stock dividends.

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

The Company estimates the amounts of the employee bonus and remuneration to directors and recognizes them in the profit or loss during the period when earned. The Board of Directors estimated the amount by taking into consideration UMC’s Articles of Incorporation, government regulations and industry averages. If the board subsequently modifies the estimates significantly, UMC will recognize the change as an adjustment in the profit or loss in the same period. The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year. Upon stockholders’ approval, the number of shares distributed as share dividends is calculated based on the total approved bonus amount divided by the closing price one day prior to the approved date with the consideration of the impacts of ex-right/ex-dividend. Compensation expense relating to stock bonus is remeasured at fair market value at the date of stock distribution. Information on the above mentioned employee bonus and remuneration to directors and supervisors can be obtained from the “Market Observation Post System” on the website of the TSE.

The appropriation and compensation of 2014 unappropriated retained earnings have not yet been approved by the stockholders’ meeting as of the reporting date. Information on the Board of Directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.

The distributions of cash dividend, employee bonus and directors’ remuneration for 2013 and 2014 were approved through the stockholders’ meeting and the Board of Directors’ meeting held on June 11, 2014 and March 18, 2015, respectively. The details of distribution are as follows:

	2013		2014
Cash Dividend	NT$	0.01 per share	NT$	0.55 per share
Employee bonus – Cash (in thousand NT$)		1,162,656		1,458,956
Directors’ remuneration (in thousand NT$)		11,746		10,812

The aforementioned 2013 employee bonus and remuneration to directors approved during stockholders’ meeting, were consistent with the resolutions of meeting of Board of Directors held on April 16, 2014.

The stockholders’ meeting held on June 11, 2014 resolved a cash distribution of NT$6,128 million from additional paid-in capital, at approximately NT$0.49 per share.

d.	Non-controlling interests:

	For the years ended December 31,
	2012	2013	2014
Balance as of January 1	$4,387,876	$2,571,139	$4,319,988
Attributable to non-controlling interests:
Net loss	(1,945,526)	(525,243)	(661,752)
Other comprehensive income (loss)	(5,162)	11,220	142,991
Adjustments arising from changes in percentage of ownership in subsidiaries	165,774	(600,009)	59,785
Effect of consolidation (deconsolidation) of subsidiaries	(31,823)	2,862,881	(11,214)

Balance as of December 31	$2,571,139	$4,319,988	$3,849,798

(16)	Employee Stock Options

On October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of FSC, to issue employee stock options with a total number of 500 million units each. Each unit entitled an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options would be made through the issuance of new shares by the Company. The exercise prices of the options were set at the closing prices of the Company’s common stock on the dates of grant. The contractual lives were 6 years and an optionee might exercise the options in accordance with certain schedules as prescribed by the plans after 2 years from the dates of grant. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding as of December 31, 2014 (in thousands)	Shares available to option holders as of December 31, 2014 (in thousands)	Exercise price (NT$)
December 13, 2007	500,000	—	—	$18.03
June 19, 2009	300,000	48,729	48,729	$10.40

Total	800,000	48,729	48,729

a.	A summary of the Company’s stock option plan and related information for the years ended December 31, 2012, 2013 and 2014 is as follows:

For the year ended December 31, 2012

	Options (in thousands)	Shares available to option holders (in thousands)	Weighted - average exercise price per share (NTD)
Outstanding at beginning of period	560,526	547,724	$16.09
Exercised	(25,588)	(25,588)	$10.40
Forfeited	(38,969)	(35,544)	$18.23
Expired	(30,963)	(21,586)	$24.37

Outstanding at end of period	465,006	465,006	$15.86

Exercisable at end of period	395,142	395,142	$16.71

For the year ended December 31, 2013

	Options (in thousands)	Shares available to option holders (in thousands)	Weighted - average exercise price per share (NTD)
Outstanding at beginning of period	465,006	465,006	$15.86
Exercised	(42,540)	(42,540)	$10.40
Forfeited	(12,000)	(12,000)	$16.73
Expired	(322,698)	(322,698)	$18.03

Outstanding at end of period	87,768	87,768	$10.40

Exercisable at end of period	82,839	82,839	$10.40

For the year ended December 31, 2014

	Options (in thousands)	Shares available to option holders (in thousands)	Weighted - average exercise price per share (NTD)
Outstanding at beginning of period	87,768	87,768	$10.40
Exercised	(35,655)	(35,655)	$10.40
Forfeited	(3,384)	(3,384)	$10.40

Outstanding at end of period	48,729	48,729	$10.40

Exercisable at end of period	44,222	44,222	$10.40

b.	The information on the Company’s outstanding stock options as of December 31, 2014 is as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average expected remaining years	Weighted- average exercise price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)
2009.05.12	$10.40	48,729	48,729	0.46	$10.40	44,222	44,222	$10.40

The weighted-average share price at the date of exercise of employee stock options for the years ended December 31, 2012, 2013 and 2014 were NT$13.44, NT$13.46 and NT$14.06, respectively. The compensation expenses for the years ended December 31, 2012, 2013 and 2014 were NT$78 million, NT$29 million and NT$1 million, respectively.

(17)	Operating Revenues

	For the years ended December 31,
	2012	2013	2014
Net sales
Sale of goods	$112,473,152	$119,900,985	$134,526,268
Other operating revenues
Royalty	1,417	10,691	1,767,723
Mask tooling	3,378,138	2,925,145	3,137,979
Others	(177,944)	974,815	580,106

Net operating revenues	$115,674,763	$123,811,636	$140,012,076

On August 29, 2014, UMC entered into a technology license contract with FUJITSU SEMICONDUCTOR LIMITED (“FUJITSU”) under which UMC granted a perpetual license to its 40LP (low power) process technology to FUJITSU for royalty income. As UMC completed all the performance obligations under the contract by the end of 2014, the royalty income was recognized in 2014.

(18)	Operating Costs and Expenses

The Company’s personnel, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2012			2013			2014
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$12,096,177	$4,499,346	$16,595,523	$12,591,125	$4,944,704	$17,535,829	$14,066,492	$5,719,457	$19,785,949
Labor and health insurance	781,756	259,429	1,041,185	719,009	297,857	1,016,866	794,333	318,830	1,113,163
Pension	650,444	237,118	887,562	799,176	281,573	1,080,749	873,437	282,209	1,155,646
Other personnel expenses	141,524	53,068	194,592	178,025	74,493	252,518	212,883	75,599	288,482
Depreciation	32,867,330	2,224,916	35,092,246	34,990,350	2,180,969	37,171,319	36,427,088	2,307,181	38,734,269
Amortization	276,070	447,700	723,770	530,897	659,627	1,190,524	633,786	1,237,992	1,871,778

(19)	Net Other Operating Income and Expenses

	For the years ended December 31,
	2012	2013	2014
Net rental income (loss) from property	$95,100	$(38,665)	$(24,098)
Gain on disposal of property, plant and equipment	386,561	40,897	81,811
Impairment reversal (loss) of property, plant and equipment	(3,261,341)	984	(596,678)
Impairment loss of intangible assets	(11,095)	(57,677)	—
Others	—	(70,871)	—

Total	$(2,790,775)	$(125,332)	$(538,965)

(20)	Non-Operating Income and Expenses

a.	Other income

	For the years ended December 31,
	2012	2013	2014
Interest income
Bank deposits	$181,413	$264,320	$471,153
Others	29,958	37,406	24,577
Dividend income	1,032,451	789,583	706,719

Total	$1,243,822	$1,091,309	$1,202,449

b.	Other gains and losses

	For the years ended December 31,
	2012	2013	2014
Gain on valuation of financial assets and liabilities at fair value through profit or loss:
Designated financial assets at fair value through profit or loss	$37,452	$11,446	$34,816
Financial assets held for trading	11,866	—	44,310
Embedded derivative financial liabilities	—	229,262	60,064
Loss on valuation of financial assets and liabilities at fair value through profit or loss:
Financial assets held for trading	—	(49,022)	—
Embedded derivative financial liabilities	(667,159)	—	—
Forward exchange contract	—	—	(84,962)
Impairment loss:
Available-for-sale financial assets, noncurrent	(501,407)	(1,132,353)	(176,958)
Financial assets measured at cost, noncurrent	(182,080)	(143,422)	(127,559)
Investments accounted for under the equity method	(223,695)	—	—
Gain on disposal of investments	4,830,419	2,224,418	2,445,259
Others	677,751	710,881	474,163

Total	$3,983,147	$1,851,210	$2,669,133

c. Finance costs

	For the years ended December 31,
	2012	2013	2014
Interest expenses
Bonds payable	$194,034	$356,586	$465,577
Bank loans	263,058	239,438	221,879
Others	915	208	(278)
Financial expenses	80,262	82,174	58,887

Total	$538,269	$678,406	$746,065

(21)	Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2012
	Arising during the period	Reclassification adjustments during the period	Other comprehensive loss, before tax	Income tax effect	Other comprehensive loss, net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(2,802,004)	$—	$(2,802,004)	$(426,326)	$(3,228,330)
Unrealized gain (loss) on available-for-sale financial assets	1,563,832	(4,153,340)	(2,589,508)	97,021	(2,492,487)
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(263,908)	(13)	(263,921)	21,678	(242,243)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	(499,226)	—	(499,226)	81,736	(417,490)

Total other comprehensive loss	$(2,001,306)	$(4,153,353)	$(6,154,659)	$(225,891)	$(6,380,550)

	For the year ended December 31, 2013
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$1,416,910	$(1,571,523)	$(154,613)	$424,551	$269,938
Unrealized gain (loss) on available-for-sale financial assets	223,917	(1,080,243)	(856,326)	72,674	(783,652)
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	381,170	(18,679)	362,491	(29,225)	333,266
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	456,478	—	456,478	(77,623)	378,855

Total other comprehensive income (loss)	$2,478,475	$(2,670,445)	$(191,970)	$390,377	$198,407

	For the year ended December 31, 2014
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$4,290,260	$(869)	$4,289,391	$40,380	$4,329,771
Unrealized gain (loss) on available-for-sale financial assets	3,598,159	(1,945,996)	1,652,163	(187,652)	1,464,511
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	312,815	(727)	312,088	(34,992)	277,096
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	(2,607)	—	(2,607)	521	(2,086)

Total other comprehensive income (loss)	$8,198,627	$(1,947,592)	$6,251,035	$(181,743)	$6,069,292

(22)	Income Tax

a.	The major components of income tax expense for the years ended December 31, 2012, 2013 and 2014 were as follows:

i.	Income tax expense recorded in profit or loss

	For the years ended December 31,
	2012	2013	2014
Current income tax expense (benefit):
Current income tax charge	$851,782	$554,592	$3,439,422
Adjustments in respect of current income tax of prior periods	(13,437)	55,318	(485,580)
Deferred income tax expense (benefit):
Deferred income tax expense (benefit) related to origination and reversal of temporary differences	877,756	1,086,871	(650,172)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	1,844,276	1,402,632	1,924,919
Adjustment of prior year’s deferred income tax	7,064	(201,548)	307,661
Deferred tax expense arising from write-down or reversal of write-down of deferred tax assets	(1,421,458)	(641,031)	(1,411,135)

Income tax expense recorded in profit or loss	$2,145,983	$2,256,834	$3,125,115

ii.	Income tax relating to components of other comprehensive income (loss)

	For the years ended December 31,
	2012	2013	2014
Exchange differences on translation of foreign operations	$(426,326)	$424,551	$40,380
Unrealized loss (gain) on available-for-sale financial assets	97,021	72,674	(187,652)
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	21,678	(29,225)	(34,992)
Remeasurements of defined benefit pension plans	81,736	(77,623)	521

Income tax relating to components of other comprehensive income (loss)	$(225,891)	$390,377	$(181,743)

iii. Deferred income tax charged directly to equity

	For the years ended December 31,
	2012	2013	2014
Temporary differences arising from the initial recognition of the equity component separately from the liability component	$1,155	$16,406	$83,185
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	56	1,237	(2,870)

Income tax charged directly to equity	$1,211	$17,643	$80,315

b.	A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the years ended December 31,
	2012	2013	2014
Income before tax	$6,294,605	$14,340,472	$13,572,303

At UMC’s statutory income tax rate of 17%	1,070,083	2,437,880	2,307,291
Adjustments in respect of current income tax of prior periods	(13,437)	55,318	(485,580)
Net change in loss carry-forward and investment tax credits	951,777	1,837,319	212,862
Recognition and derecognition of temporary differences	545,805	(396,514)	427,605
Tax effect of non-taxable income and not-deductible expenses:
Tax exempt income	(143,568)	(97,322)	(328,456)
Investment gain	(1,188,791)	(1,744,070)	(266,413)
Dividend income	(171,479)	(107,915)	(107,436)
Others	398,712	240,408	(181,598)
Basic tax	7,985	—	16,379
Effect of different tax rates applicable to UMC and its subsidiaries	597,997	(52,235)	(13,833)
Taxes withheld in other jurisdictions	18,539	46,257	382,912
Additional income tax on unappropriated earnings	—	—	1,092,466
Others	72,360	37,708	68,916

Income tax expense recorded in profit or loss	$2,145,983	$2,256,834	$3,125,115

c.	Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31,
	2013		2014
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credits		$1,057,519		$528,390
Depreciation	$2,966,796	449,343	$3,262,978	493,580
Loss carry-forward	17,013	1,988	10,293	910
Pension	3,774,866	641,727	3,800,509	646,087
Allowance for sales returns and discounts	311,006	52,871	697,343	118,548
Allowance for inventory valuation losses	1,402,764	234,236	1,273,730	212,525
Investment loss	1,213,920	231,485	1,154,706	215,782
Others	230,337	55,088	207,426	51,316

Total deferred income tax assets		2,724,257		2,267,138

Deferred income tax liabilities
Unrealized exchange gain	(1,696,869)	(288,468)	(1,652,483)	(280,922)
Depreciation	(10,179,003)	(1,708,899)	(6,527,694)	(1,088,314)
Investment gain	(10,153,845)	(864,082)	(13,287,787)	(1,358,836)
Convertible bond option	(178,868)	(30,407)	—	—
Amortizable assets	(2,629,442)	(394,416)	(2,714,290)	(407,144)
Others	(258,940)	(39,160)	(36,113)	(5,035)

Total deferred income tax liabilities		(3,325,432)		(3,140,251)

Net deferred income tax liabilities		$(601,175)		$(873,113)

d.	Movement of deferred tax

	For the years ended December 31,
	2013	2014
Balance at January 1	$772,499	$(601,175)
Increase from business combination	(132,264)	—
Amounts recognized in profit or loss during the period	(1,646,924)	(171,273)
Amounts recognized in other comprehensive income	390,377	(181,743)
Amounts recognized in equity	17,643	80,315
Exchange adjustments	(2,506)	763

Balance at December 31	$(601,175)	$(873,113)

e.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2014, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2012 and 2011, respectively, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2008. UMC has applied for a recheck of the 2011 and 2012 tax return to the competent tax collection authorities as UMC disagreed with the decision made in the tax assessment notice.

f.	UMC was granted several five-year income tax exemption periods with respect to income derived from the expansion of operations. The income tax exemption periods will expire on December 31, 2020.

g.	The Company generates investment tax credits for the amounts invested in production equipment, research and development, and employee training. The Company’s unused investment tax credits were as follows:

As of December 31, 2013

Expiration year	Investment tax credits earned	Balance of unused investment tax credits
2014	$2,146,004	$2,140,053
2015	584,388	584,388
2016	5,596	5,596

	$2,735,988	$2,730,037

As of December 31, 2014

Expiration year	Investment tax credits earned	Balance of unused investment tax credits
2015	$584,388	$584,388
2016	5,596	5,596

	$589,984	$589,984

h.	The unutilized accumulated losses for the Company were as follows:

As of December 31, 2013

Expiration year	Accumulated loss	Unutilized accumulated loss
2014	$68	$68
2015	149,827	149,827
2016	60,750	60,750
2017	79,201	79,201
2018	232,219	232,219
2019	657,265	657,265
2020	893,746	889,270
2021	9,558,545	9,541,695
2022	4,502,030	4,502,030
2023	5,884,261	5,884,261
2032	7,153	6,391
Unlimited duration	9,650	9,650

	$22,034,715	$22,012,627

As of December 31, 2014

Expiration year	Accumulated loss	Unutilized accumulated loss
2015	$149,181	$149,181
2016	21,616	21,616
2017	15,844	15,844
2018	165,258	98,221
2019	600,180	600,180
2020	723,109	711,069
2021	2,267,432	2,262,780
2022	4,458,756	4,450,630
2023	4,120,295	4,120,295
2024	4,150,414	4,150,414
2025	295,277	295,277
2032	7,578	6,396
Unlimited duration	5,524	5,524

	$16,980,464	$16,887,427

i.	As of December 31, 2013 and 2014, deferred tax assets that have not been recognized as they may not be used to offset taxable profits amounted to NT$4,826 million and NT$3,410 million, respectively.

j.	Imputation credit information

	As of December 31,
	2013	2014
Balances of imputation credit amounts	$1,107,537	$1,332,236

The actual creditable ratio for 2013 and the expected creditable ratio for 2014 were 4.78% and 5.18%, respectively.

k.	UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

l.	As of December 31, 2013 and 2014, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries, amounted to NT$7,928 million and NT$10,233 million, respectively.

(23)	Earnings Per Share

a.	Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent entity by the weighted-average number of ordinary shares outstanding during the year. The reciprocal shareholdings held by subsidiaries and associates are deducted from the computation of weighted-average number of shares outstanding.

	For the years ended December 31,
	2012	2013	2014
Net income attributable to the parent company	$6,094,148	$12,608,881	$11,108,940

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,463,761	12,346,456	12,333,913

Earnings per share-basic (NTD)	$0.49	$1.02	$0.90

b.	Earnings per share-diluted

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

	For the years ended December 31,
	2012	2013	2014
Net income attributable to the parent company	$6,094,148	$12,608,881	$11,108,940
Effect of dilution
Unsecured convertible bonds	81,339	79,686	189,336

Income attributable to the Company’s stockholders	$6,175,487	$12,688,567	$11,298,276

Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,463,761	12,346,456	12,333,913
Effect of dilution
Employee bonus	151,031	128,787	135,940
Employee stock options	22,170	15,949	15,751
Unsecured convertible bonds	652,022	659,219	232,989

Weighted-average number of common stocks after dilution (thousand shares)	13,288,984	13,150,411	12,718,593

Diluted earnings per share (NTD)	$0.46	$0.96	$0.89

(24)	Business Combinations

Acquisition of BEST ELITE INTERNATIONAL LIMITED (BEST ELITE)

The Company acquired additional stocks of Ordinary shares, Series A-1, Series B and B-1 preferred shares representing 48.07% of BEST ELITE’s total outstanding shares on February 1, 2013 from stockholders of BEST ELITE, the holding company of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN). Therefore, the Company increased its ownership interest in BEST ELITE from 35.03% to 83.10%. The Company obtained control over BEST ELITE and the results of BEST ELITE’s operations have been included in the consolidated financial statements since that date. As a result of the acquisition, the Company expects to expand overseas market, accelerate the growth of sales and to develop operations in multiple strategic geographic regions through HeJian.

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

Acquisition date
Consideration transferred	$7,328,163
Add: Value of non-controlling interests	2,823,193
Less: Fair value of identifiable net assets	(17,291,842)

Bargain purchase gain	$(7,140,486)

The transaction resulted in a bargain purchase gain, which was mainly attributed to the expectation that with the Company’s unique position as a market leading foundry, the Company could better utilize BEST ELITE’s assets, and the lack of liquidity of BEST ELITE’s shares. The Company integrated its operating resources with BEST ELITE to reach cooperative synergy, providing enhanced manufacturing solutions to customers that increase the competiveness of their products. BEST ELITE’s operational efficiency has improved with the integration of its assets with the Company’s advanced technologies and manufacturing platforms as well as leveraging the group’s purchasing power, which led to BEST ELITE’s capacity utilization and operating income to increase in 2014 as compared to 2013.

The Company elected to measure the non-controlling interests in BEST ELITE at the non-controlling interests’ proportionate share of BEST ELITE’s identifiable net assets.

Prior to the acquisition date, the Company accounted for its 35.03% interest in BEST ELITE as an equity-method investment. The Company remeasured the fair value of the previously held equity interest and recognized a loss from disposal of investments of NT$987 million for the year ended December 31, 2013.

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

For the year ended December 31, 2013
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

A cash consideration of NT$285 million was paid to the non-controlling interest stockholders. The carrying value of the additional interest acquired was NT$629 million. The difference of NT$344 million between the consideration and the carrying value of the interest acquired was recognized in additional paid-in capital within equity during the year ended December 31, 2013.

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

Acquisition date
Consideration transferred	$103,002
Add: Value of non-controlling interest	39,688
Less: Fair value of identifiable net assets	(155,733)

Bargain purchase gain	$(13,043)

The Company elected to measure the non-controlling interests in ALLIANCE at the non-controlling interests’ proportionate share of ALLIANCE’s identifiable net assets.

Prior to the acquisition date, the Company accounted for its 47.99% interest in ALLIANCE as an equity-method investment. For the year ended December 31, 2013, the Company remeasured the fair value of the previously held equity interest and recognized a gain from disposal of investments of NT$19 million.

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

Consideration transferred:

Cash	$74,000
Value of previously held equity interest before acquisition	29,002

Total	$103,002

Cash flows analysis of acquisition:

For the year ended December 31, 2013
Cash consideration	$74,000
Net cash acquired from the subsidiary	(65,045)

Net cash outflows from acquisition	$8,955

(25)	Non-Current Assets Held For Sale (Disposal Group)

In order to integrate resources and reduce operating cost by improving operating performance and expanding economies of scale, TOPCELL SOLAR INTERNATIONAL CO., LTD.’s Board of Directors (TOPCELL, one of the Company’s subsidiaries) resolved to offer a merger with MOTECH INDUSTRIES, INC. (MOTECH) on December 26, 2014. Six shares of TOPCELL were exchanged for one share of MOTECH. MOTECH will be the surviving company when the merger is expected to become effective on July 1, 2015 upon the completion of follow-up procedures to be determined when the merger is approved by TOPCELL’s stockholders and the authority. TOPCELL’s assets and liabilities have been reclassified to non-current assets held for sale as a disposal group. This disposal group is classified under new business segment.

Assets and liabilities reclassified to non-current assets held for sale as a disposal group mainly consist of:

Assets
Cash and cash equivalents	$511,088
Notes and accounts receivable	758,839
Other receivable	77,579
Inventories	823,249
Prepayment	325,605
Non-current assets held for sale	600,663
Property, plant and equipment	3,821,601
Others	60,367

6,978,991

Liabilities
Short-term loans	(2,807,292)
Notes and accounts payable	(623,501)
Other payables	(217,350)
Payables on equipment	(158,537)
Current portion of long-term liabilities	(1,164,878)
Other current liabilities	(205,530)
Long-term loans	(417,762)

(5,594,850)

Net carrying amount of the disposal group	$1,384,141

(26)	Deconsolidation of the Company’s Subsidiaries

Deconsolidation of UMC JAPAN (UMCJ)

In November 2013, the Company lost control over UMCJ due to the Company selling 100% shares of UMCJ to a third party, MACH SEMICONDUCTOR CO.; accordingly, the Company derecognized the related assets and liabilities of UMCJ.

a.	Assets and liabilities of UMCJ over which the Company lost control:

As of November 30, 2013
Assets
Cash and cash equivalents	$141,501
Accounts receivable	603
Property, plant and equipment	758,993
Others	26,677

927,774

Liabilities
Accounts payable	(75,201)
Accrued pension liabilities	(18,218)
Others	(22,522)

(115,941)

Net assets deconsolidated	$811,833

b.	Consideration received and gain recognized from the transaction:

Cash received	$48,217
Less: Net assets of the subsidiary deconsolidated (based on ownership %)	(811,833)
Amounts transferred from other comprehensive income to profit	1,571,489
Amounts transferred from deferred unrealized gain to profit	30,497
Other amounts transferred to profit	1,484

Gain on disposal of the subsidiary	$839,854

The gain on disposal of the subsidiary was recognized as non-operating income and expenses in the consolidated statement of comprehensive income for the year ended December 31, 2013.

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary:

Cash received	$48,217
Net cash of subsidiary derecognized	(141,501)

Net cash outflow from deconsolidation	$(93,284)

Deconsolidation of ALLIANCE OPTOTEK CORP. (ALLIANCE)

In order to integrate resources and expand operations to improve operating performance and industrial competitiveness, ALLIANCE OPTOTEK CORP.’s Board of Directors (ALLIANCE, one of the Company’s subsidiaries) resolved the merger with WIESON TECHNOLOGIES CO., LTD. (WIESON) on January 23, 2014. WIESON will be the surviving company and the merger became effective on June 3, 2014. ALLIANCE’s assets and liabilities were reclassified to non-current assets held for sale as a disposal group on January 23, 2014 until the Company derecognized the related assets and liabilities of ALLIANCE on June 3, 2014.

a.	ALLIANCE’s derecognized assets and liabilities mainly consist of:

Assets
Cash and cash equivalents	$15,617
Notes and accounts receivable	14,239
Inventories	24,165
Property, plant and equipment	6,669
Others	6,418

67,108

Liabilities
Payables	(22,984)
Others	(120)

(23,104)

Net carrying amount of the disposal group	$44,004

b.	Consideration received and gain recognized from the transaction:

Stock received — WIESON	$32,148
Carrying amount of non-controlling interests	11,214
Less: Net assets of the subsidiary deconsolidated	(44,004)
Amounts transferred from other comprehensive income to profit	869

Gain on disposal of the shares of subsidiary	$227

Gain on disposal of the shares of subsidiary during the year ended December 31, 2014 was recognized as non-operating income and expenses in the consolidated statement of comprehensive income.

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary:

Cash received	$—
Net cash of subsidiary derecognized	(15,617)

Net cash outflow from deconsolidation	$(15,617)

7.	SIGNIFICANT RELATED PARTY TRANSACTIONS

a.	Significant intercompany transactions between consolidated entities were as follows:

For the year ended December 31, 2012

	Counterparty	Transactions (Note 1)
Entity		Account	Amount	Terms (Note 2)
UMC	UMC-USA	Sales	$49,403,054	Net 60 days

UMC	UMC-USA	Accounts receivable	4,645,653	—

UMC	UMCJ	Sales	1,060,035	Net 60 days

UMC	UMCJ	Accounts receivable	180,275	—

For the year ended December 31, 2013

	Counterparty	Transactions (Note 1)
Entity		Account	Amount	Terms (Note 2)
UMC	UMC-USA	Sales	$52,581,667	Net 60 days

UMC	UMC-USA	Accounts receivable	5,599,526	—

UMC	UMCJ	Sales	403,888	Net 60 days

UMC	UMC GROUP JAPAN	Sales	3,885,762	Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	845,690	—

For the year ended December 31, 2014

	Counterparty	Transactions (Note 1)
Entity		Account	Amount	Terms (Note 2)
UMC	UMC-USA	Sales	$56,095,440	Net 60 days

UMC	UMC-USA	Accounts receivable	7,191,171	—

UMC	UMC GROUP JAPAN	Sales	5,527,537	Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	1,205,059	—

Note 1:	All the significant intercompany transactions listed above are downstream transactions.

Note 2:	The sales price to the above related parties was determined through mutual agreement based on the market conditions.

b.	Significant transactions between the Company and other related parties were as follows:

(i)	Operating revenues

	For the years ended December 31,
	2012	2013	2014
Associates	$2,325	$4,942	$120
Joint ventures	217,971	51,154	46,230
Other related parties (Note A)	260,892	156,004	117,674

Total	$481,188	$212,100	$164,024

Note A:	Transactions with other related parties are primarily from the operating transactions with SILICON INTEGRATED SYSTEMS CORP. (SIS). The amounts for the years ended December 31, 2012, 2013 and 2014 were NT$256 million, NT$156 million and NT$117 million, respectively.

(ii)	Accounts receivable, net

	As of December 31,
	2013	2014
Joint ventures	$1,081	$18,164
Other related parties (Note B)	1,839	18,127

Total	2,920	36,291
Less: Allowance for sales returns and discounts	(66)	(269)

Net	$2,854	$36,022

Note B:	Balances of other related parties are accounts receivables primarily from SIS. As of December 31, 2013 and 2014, the balances were NT$2 million and NT$17 million, respectively.

The sales price to the above related parties was determined through mutual agreement based on the market rates. The collection periods for domestic sales to related parties were month-end 45~60 days, while the term for overseas sales was net 60 days.

(iii)	Significant asset transactions

Acquisition of available-for-sale financial assets, noncurrent

	Transaction Amounts (In thousands of shares)	Transaction underlying	For the years ended December 31
			2012	2013	2014
Associates	50,500	BEAUTY ESSENTIALS INTERNATIONAL LTD.	$—	$104,919	$—

c.	Key management personnel compensation

	For the years ended December 31,
	2012	2013	2014
Short-term employee benefits	$253,432	$221,530	$212,111
Post-employment benefits	3,707	3,062	2,789
Termination benefits	3,534	—	1,029
Share-based payments	8,120	1,935	12,256
Others	—	932	467

Total	$268,793	$227,459	$228,652

8.	ASSETS PLEDGED AS COLLATERAL

	As of December 31,
	2013	2014	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$815,079	$815,119	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	156,658	158,094	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	52,800	53,202	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,246	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Refundable Deposits (Time deposit)	870	870	National Pingtung University of Science and Technology	Guarantee for engineering project
Refundable Deposits (Time deposit)	357	357	National Pei-men Senior High School	Guarantee for engineering project
Refundable Deposits (Time deposit)	1,110	—	Hsinchu Kuang-Fu High School	Cooperative education

	As of December 31,
	2013	2014	Party to which asset(s) was pledged	Purpose of pledge
Land	600,664	—	First Commercial Bank	Collateral for long-term loans
Buildings	1,630,477	1,074,856	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term loans
Machinery and equipment	6,285,141	4,764,493

Bank of Taiwan, Cooperative Bank, First Commercial Bank, Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others

				Collateral for long-term and short-term loans
Furniture and fixtures	44,373	36,217	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term loans
Construction in progress and equipment awaiting inspection	87,981	—	Bank of Taiwan, First Commercial Bank and Mega International Commercial Bank	Collateral for long-term loans

Total	$9,676,756	$6,904,454

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$14.5 billion. As of December 31, 2014, the unpaid portion of royalties and development fees in future years are NT$3.2 billion, of which NT$1.8 billion have been accrued.

(2)	The Company entered into several construction contracts for the expansion of its factory premise. As of December 31, 2014, these construction contracts amounted to approximately NT$11.7 billion and the unpaid portion of the contracts in the future years is approximately NT$5.2 billion.

(3)	The Company entered into several operating lease contracts for land and office. These renewable operating leases will expire in various years through 2034. Future minimum lease payments under those leases are as follows:

Year	As of December 31, 2014
2015	$427,219
2016	389,346
2017	349,968
2018	258,818
2019	245,390
2020 and thereafter	2,547,113

Total	$4,217,854

(4)	The Board of Directors of UMC resolved to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP to form a company which will focus on 12” wafer foundry services. Based on the agreement, UMC will submit an investment application with R.O.C. government authorities for approval to invest in the company established by Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP. UMC anticipates that its investment could reach approximately US$1.35 billion in the next five years, with instalment funding starting in 2015. On December 31, 2014, UMC obtained R.O.C. government authority’s approval of the investment application for US$710 million (including indirect investment). Furthermore, according to the agreement, UMC will recognize a financial liability for repurchase from Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP their investments in the company at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP. However, as stipulated in the agreement, in the event that the regulation of Taiwan does not allow UMC to become the sole owner of the company, UMC will not acquire 10% of Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP’s investment.

(5)	On August 29, 2014, UMC and FUJITSU SEMICONDUCTOR LIMITED (FUJITSU) entered into an agreement for UMC to acquire non-controlling interests of a newly formed subsidiary of FUJITSU that will include its 12” wafer manufacturing facility located in Kuwana, Mie, Japan. The newly formed company is expected to provide high quality foundry services to customers by combining FUJITSU’s low power process and embedded-memory technology with UMC’s foundry expertise and advanced process technology. Under the terms of the agreement, UMC participated in the initial capital raising by investing JPY5 billion and subscribed for approximately 9.28% shares of the new company in March 2015.

(6)	During 2014, NEXPOWER resolved to provide endorsement for SOCIALNEX for the amount up to NT$21 million. As of December 31, 2014, the actual amount provided were NT$21 million.

10.	SIGNIFICANT SUBSEQUENT EVENTS

(1)	In order to integrate research and development resources, reduce operating cost and improve operating performance, WAVETEK MICROELECTRONICS CORPORATION’s Board of Directors (WAVETEK, one of the Company’s subsidiaries) resolved to merge with EPITRON TECHNOLOGY INC. (EPITRON) on January 26, 2015. Every 3.333 shares of EPITRON will be exchanged for one share of WAVETEK. WAVETEK will become the surviving company when the merger is expected to become effective on April 1, 2015. UMC will remain the controlling interest in WAVETEK after the merger.

(2)	In reference to the Company’s 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP to form a new company described in Note 9(4), UMC invested RMB610 million in the new company and acquired control of the Board of Directors.

11.	FINANCIAL RISK AND FAIR VALUE DISCLOSURES

(1)	Categories of financial instruments

	As of December 31,
Financial Assets	2013	2014
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$60,441	$150,550
Financial assets held for trading	633,264	634,811

Subtotal	693,705	785,361

Available-for-sale financial assets	21,690,520	24,362,104

Financial assets measured at cost	4,085,292	3,833,006

Loans and receivables
Cash and cash equivalents (excludes cash on hand)	50,827,039	45,697,457
Receivables	17,547,228	23,027,843
Refundable deposits	1,289,975	1,145,843
Other financial assets, current	1,997,209	3,134,870

Subtotal	71,661,451	73,006,013

Total	$98,130,968	$101,986,484

	As of December 31,
Financial Liabilities	2013	2014
Financial liabilities at fair value through profit or loss
Forward exchange contracts	$—	$42,354
Embedded derivative financial liabilities in exchangeable bonds	1,928	—

Subtotal	1,928	42,354

Financial liabilities at amortized cost
Short-term loans	4,643,573	6,250,754
Payables	25,167,912	29,172,157
Capacity deposit (current portion included)	90,863	70,200
Bonds payable (current portion included)	33,606,417	24,977,820
Long-term loans (current portion included)	11,354,014	12,198,456

Subtotal	74,862,779	72,669,387

Total	$74,864,707	$72,711,741

(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies measures and manages the aforementioned risks based on policy and risk preference.

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

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to avoid foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2012, 2013 and 2014 increases/decreases by NT$185 million, NT$172 million and NT$189 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rate of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2012, 2013 and 2014 to increase/decrease by NT$21 million, NT$16 million and NT$18 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s listed equity investments are classified as financial assets at fair value through profit or loss and available-for-sale financial assets, while unlisted equity securities are classified as available-for-sale financial assets which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the years ended December 31, 2012, 2013 and 2014 by NT$14 million, NT$12 million and NT$12 million, respectively. A change of 5% in the price of the aforementioned available-for-sale financial instrument could increase/decrease the Company’s other comprehensive income for the years ended December 31, 2012, 2013 and 2014 by NT$1,212 million, NT$1,083 million and NT$1,217 million, respectively.

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

As of December 31, 2013 and 2014, accounts receivables from the top ten customers represent 49% and 57% of the total accounts receivables of the Company, respectively. The credit concentration risk of other accounts receivables is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2013
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$4,671,351	$—	$—	$—	$4,671,351
Payables	24,965,039	—	—	—	24,965,039
Capacity deposits	8,967	81,896	—	—	90,863
Bonds payable	14,445,976	573,500	15,325,037	5,062,867	35,407,380
Long-term loans	3,068,914	7,601,215	1,101,865	—	11,771,994

Total	$47,160,247	$8,256,611	$16,426,902	$5,062,867	$76,906,627

	As of December 31, 2014
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$6,299,905	$—	$—	$—	$6,299,905
Payables	28,816,995	—	—	104,952	28,921,947
Capacity deposits	—	70,200	—	—	70,200
Bonds payable	622,936	8,197,725	10,339,221	7,818,618	26,978,500
Long-term loans	3,947,580	7,528,391	1,144,247	—	12,620,218

Total	$39,687,416	$15,796,316	$11,483,468	$7,923,570	$74,890,770

Derivative financial liabilities
Forward exchange contracts
Inflow	$3,249,080	$—	$—	$—	$3,249,080
Outflow	(3,291,434)	—	—	—	(3,291,434)

Net	$(42,354)	$—	$—	$—	$(42,354)

(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of December 31, 2014

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 104 million	December 5, 2014~January 29, 2015

(7)	Fair value measurement

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

The principal or the most advantageous market must be accessible by the Company.

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

a.	Assets and liabilities measured and recorded at fair value:

The following tables summarize the assets and liabilities measured and recorded at fair value on a recurring basis.

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$633,264	$—	$—	$633,264
Available-for-sale financial assets, current	2,134,379	—	—	2,134,379
Financial assets at fair value through profit or loss, noncurrent	22,990	37,451	—	60,441
Available-for-sale financial assets, noncurrent	15,548,402	177,406	3,830,333	19,556,141
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	1,928	—	1,928

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total

Financial assets:
Financial assets at fair value through profit or loss, current	$634,811	$105,318	$—	$740,129
Financial assets at fair value through profit or loss, noncurrent	—	45,232	—	45,232
Available-for-sale financial assets, noncurrent	18,174,030	170,922	6,017,152	24,362,104
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	42,354	—	42,354

Fair values of financial assets at fair value through profit or loss and available-for-sale financial assets that are categorized into level 1 are based on the quoted market prices in active market. If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators. If there are restrictions on the sale or transfer of an available-for-sale financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

The Company issued exchangeable bonds which contain a compound derivative instrument, comprising of the exchange option with a fixed foreign exchange rate feature and a call option. The compound derivative instrument is classified as liabilities carried at fair value through profit or loss. The derivatives are fair valued using a valuation model. The valuation model uses the market-based observable inputs including share price, volatility, credit spread, and swap rates.

During the years ended December 31, 2013 and 2014, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2013	$2,509,737	$45,278	$165,300	$2,720,315
Recognized in profit (loss)	(737,299)	(8,004)	—	(745,303)
Recognized in other comprehensive income (loss)	396,061	1,932	147,300	545,293
Acquisition	795,499	—	—	795,499
Disposal	(32,432)	(39,206)	—	(71,638)
Transfer to Level 3	646,167	—	—	646,167
Transfer out of Level 3	(60,000)	—	—	(60,000)

As of December 31, 2013	$3,517,733	$—	$312,600	$3,830,333

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2014	$3,517,733	$—	$312,600	$3,830,333
Recognized in profit (loss)	(119,274)	—	—	(119,274)
Recognized in other comprehensive income (loss)	627,892	—	(12,600)	615,292
Acquisition	1,318,039	—	469,691	1,787,730
Disposal	(14,279)	—	—	(14,279)
Transfer to Level 3	33,641	—	—	33,641
Transfer out of Level 3	(136,249)	—	—	(136,249)
Exchange effect	8,501	—	11,457	19,958

As of December 31, 2014	$5,236,004	$—	$781,148	$6,017,152

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

The total losses of NT$170 million, NT$644 million and NT$119 million for the years ended December 31, 2012, 2013 and 2014, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those available-for-sale assets without quoted market prices held at the end of the reporting period.

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

For the year ended December 31, 2014

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Total losses
Financial assets measured at cost, noncurrent	$112,838	$—	$112,251	$587	$127,559
Property, plant and equipment and intangible assets, net	3,455,621	—	—	3,455,621	596,678

Financial assets measured at cost, noncurrent, property, plant and equipment and intangible assets, net with a total carrying amount of NT$4,292 million were written down to NT$3,568 million for the year ended December 31, 2014.

Some of the Company’s non-public instruments classified as financial assets measured at cost, noncurrent and investments accounted for under the equity method were considered to be impaired. The fair value was determined based on the contract selling price which the Company considered to be quoted prices in an inactive market, or determined using the discounted cash flow model, considering the equity investee’s current and expected operating performance, industry trends, and competitive advantages. As the fair value of certain investments classified as financial assets measured at cost, noncurrent were determined to be zero because the net assets of these investees were so low that the deficit was unlikely to be recovered.

For the property, plant and equipment and intangible assets which were impaired during 2012 and 2013, as their carrying amount exceeds the recoverable amount, recoverable amount of these assets was determined based on observable inputs by reference to comparable sales data and published market price with adjustments for economic lives, local price index, capacity utilization, equipment related inflation indices and physical condition.

Certain property, plant and equipment were impaired during 2014 as their carrying amount exceeded the recoverable amount. The recoverable amount was based on value in use, determined as present value of future cash flows the Company expects to derive from operating these assets. The present value of future cash flows was calculated based on the Company’s expected cash inflows and outflows related to these assets from continuing use and their ultimate disposals, and the discount rate based on Weighted Average Cost of Capital (WACC) which was 12.6%.

b.	Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payables is estimated by the market price or estimated using valuation model. The model uses market-based observable inputs including share price, volatility, credit spread and swap rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets, current, short-term loans, payables and capacity deposits approximate their carrying amount due to their maturities within one year.

As of December 31, 2013

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Book value
Bonds payables (current portion included)	$33,414,971	$20,054,158	$13,360,813	$—	$33,606,417
Long-term loans (current portion included)	11,354,014	—	11,354,014	—	11,354,014
As of December 31, 2014
		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Book value
Bonds payables (current portion included)	$25,043,265	$25,043,265	$—	$—	$24,977,820
Long-term loans (current portion included)	12,198,456	—	12,198,456	—	12,198,456

12.	OPERATING SEGMENT INFORMATION

(1)	The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company is organized into business units based on its products and services. As of December 31, 2014, the Company had the following segments: wafer fabrication and new business. There were no material differences between the accounting policies, described in Note 4, and those applied by the operating segments. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED), each of which discrete financial information was not regularly reported to the Company’s chief operating decision maker separately.

Reportable segment information for the years ended December 31, 2012, 2013 and 2014 were as follows:

	For the year ended December 31, 2012
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$108,623,475	$7,051,288	$115,674,763	$—	$115,674,763
Net revenue from sales among intersegments	72,502	2,100	74,602	(74,602)	—
Segment net income (loss), net of tax	6,094,148	(5,582,991)	511,157	3,637,465	4,148,622
Capital expenditure	51,035,489	1,150,421	52,185,910	—	52,185,910
Depreciation	32,933,134	2,185,264	35,118,398	—	35,118,398
Share of profit or loss of associates and joint ventures	(2,807,797)	(199,676)	(3,007,473)	3,670,852	663,379
Income tax expense	2,095,121	50,862	2,145,983	—	2,145,983
Impairment loss	2,657,634	1,521,984	4,179,618	—	4,179,618

	For the year ended December 31, 2013
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$116,781,465	$7,030,171	$123,811,636	$—	$123,811,636
Net revenue from sales among intersegments	94,116	13,190	107,306	(107,306)	—
Segment net income (loss), net of tax	12,710,001	(2,553,381)	10,156,620	1,927,018	12,083,638
Capital expenditure	31,970,899	940,453	32,911,352	—	32,911,352
Depreciation	35,008,525	2,233,263	37,241,788	—	37,241,788
Share of profit or loss of associates and joint ventures	(1,244,083)	14,996	(1,229,087)	1,927,018	697,931
Income tax expense	2,224,378	32,456	2,256,834	—	2,256,834
Impairment loss	1,047,500	284,968	1,332,468	—	1,332,468

	For the year ended December 31, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$129,448,927	$10,563,149	$140,012,076	$—	$140,012,076
Net revenue from sales among intersegments	77,432	3,779	81,211	(81,211)	—
Segment net income (loss), net of tax	11,260,201	(2,488,644)	8,771,557	1,675,631	10,447,188
Capital expenditure	42,789,821	447,186	43,237,007	—	43,237,007
Depreciation	36,514,624	2,270,952	38,785,576	—	38,785,576
Share of profit or loss of associates and joint ventures	(1,553,602)	(84,850)	(1,638,452)	1,675,631	37,179
Income tax expense	3,122,208	2,907	3,125,115	—	3,125,115
Impairment loss	303,220	597,975	901,195	—	901,195

	As of December 31, 2013
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$281,932,440	$17,775,044	$299,707,484	$(5,793,557)	$293,913,927

Segment liabilities	$74,267,468	$10,030,536	$84,298,004	$(28,063)	$84,269,941

	As of December 31, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$301,424,070	$13,622,342	$315,046,412	$(4,398,879)	$310,647,533

Segment liabilities	$82,238,205	$8,096,635	$90,334,840	$(26,340)	$90,308,500

Note: The adjustment primarily consisted of intragroup elimination entries.

(2)	Geographic information

a.	Revenue from external customers

	For the years ended December 31,
	2012	2013	2014
Taiwan	$42,129,998	$40,749,257	$47,843,603
Singapore	32,045,103	29,467,778	17,500,236
China (includes Hong Kong)	6,081,805	11,798,261	14,982,545
Japan	2,918,334	4,584,979	7,599,531
USA	15,370,089	15,311,681	12,402,440
Europe	7,577,709	12,105,374	27,443,850
Others	9,551,725	9,794,306	12,239,871

Total	$115,674,763	$123,811,636	$140,012,076

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

b.	Non-current assets

	As of December 31,
	2013	2014
Taiwan	$137,691,859	$134,923,298
Singapore	24,241,732	29,891,563
China (includes Hong Kong)	8,813,088	10,476,771
Japan	90	74
USA	19,591	21,906
Europe	206,532	192,416
Others	7,805	7,763

Total	$170,980,697	$175,513,791

Non-current assets include property, plant and equipment, intangible assets, prepayment for equipment and other noncurrent assets.

(3)	Major customers

Individual customers accounting for at least 10% of net sales for the years ended December 31, 2012, 2013 and 2014 were as follows:

	For the years ended December 31,
	2012	2013	2014
Customer A from wafer fabrication segment	$15,992,963	$17,122,660	$16,911,071
Customer B from wafer fabrication segment	13,713,938	7,836,021	6,846,333

Total	$29,706,901	$24,958,681	$23,757,404

13.	CAPITAL MANAGEMENT

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value. The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of December 31, 2013 and 2014 were as follows:

	As of December 31,
	2013	2014
Total liabilities	$84,269,941	$90,308,500
Less: Cash and cash equivalents	(50,830,678)	(45,701,335)

Net debt	33,439,263	44,607,165
Total equity	209,643,986	220,339,033

Total capital	$243,083,249	$264,946,198

Debt to capital ratios	13.76%	16.84%