Form 20-F
period 2015-12-31
UNITED MICROELECTRONICS CORP
filed 2016-04-18
CIK 1033767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

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

12,758,132,915 Common Shares of Registrant issued as of December 31, 2015 (including 333,814,200 treasury shares)

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

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2014

i

SUPPLEMENTAL INFORMATION

The references to “United Microelectronics”, “we”, “us”, “our”, “our company” and “the Company” in this annual report refer to United Microelectronics Corporation and its consolidated subsidiaries, unless the context suggests otherwise. The references to “Taiwan” and “R.O.C.” refer to Taiwan, Republic of China. The references to “China” and “PRC” refer to People’s Republic of China. The references to “shares” and “common shares” refer to our common shares, par value NT$10 per share, and “ADSs” refers to our American depositary shares, each representing five common shares. The ADSs are issued under the Deposit Agreement, dated as of October 21, 2009, as amended, supplemented or modified from time to time, among United Microelectronics, JPMorgan Chase Bank, N.A. and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. The references to “TIFRSs” refers to the Taiwan International Financial Reporting Standards as issued by the Financial Supervisory Commission in the Republic of China, “IFRSs” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB, “R.O.C. GAAP” refers to the generally accepted accounting principles in the Republic of China, and “U.S. GAAP” refers to the generally accepted accounting principles in the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$”, “US$” and “U.S. dollars” mean United States dollars, “¥” means Japanese Yen, “RMB¥” means Renminbi and “€” means EURO.

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

GLOSSARY

ASIC	Application Specific Integrated Circuit. A custom-designed integrated circuit that performs specific functions which would otherwise require a number of off-the-shelf integrated circuits to perform.

BCD	Bipolar- Complementary Metal Oxide Semiconductor (“CMOS”)- Double Diffused Metal Oxide Semiconductor (“DMOS”). An integrated circuit and is one of the most important components for power management integration circuits.

BSI-CSI	Back-Side Illuminated CMOS Image Sensor, which is recently used for mobile product image sensor with better performance and thinner chip.

Cell	Semiconductor structure in an electrical state which can store a bit of information, mainly used as the building block of memory array.

Die	A piece of a semiconductor wafer containing the circuitry of an unpackaged single chip.

DRAM	Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity hundreds of times per second or else it will fade away.

eFlash	Embedded Flash Nonvolatile Memory. Used for most SoC (“System-on-Chip”) applications and has faster speed and enhanced security.

eHV	Embedded High Voltage Device. Used for Liquid Crystal Display (“LCD”) driver circuit to drive LCD devices.

EUV Lithography	Extreme Ultraviolet Lithography.

FinFET	Fin Field-Effect Transistor.

FPGA	Field Programmable Gate Array. A programmable integrated circuit.

Integrated Circuit	Entire electronic circuit built on a single piece of solid substrate and enclosed in a small package. The package is equipped with leads needed to electrically integrate the integrated circuit with a larger electronic system. Monolithic and hybrid integrated circuits are distinguished by the type of substrate used.

Interconnect	The conductive path made from copper or aluminum that is required to achieve connection from one circuit element to the other circuit elements within a circuit.

Mask or Photomask	A piece of glass on which an integrated circuit circuitry design is laid out.

Memory	A group of integrated circuits that a computer uses to store data and programs, such as ROM, RAM, DRAM and SRAM.

Micron	A unit of spatial measurement that is one-millionth of a meter.

Nanometer	A unit of spatial measurement that is one-billionth of a meter.

PC	Personal computer.

RAM	Random Access Memory. A type of volatile memory forming the main memory of a computer where applications and files are run.

ROM	Read-Only Memory. Memory that is programmed by the manufacturer and cannot be changed. Typically, ROM is used to provide start-up data when a computer is first turned on.

Scanner	A photolithography tool used in the production of semiconductor devices. This camera-like step-and-scan tool projects the image of a circuit from a master image onto a photosensitized silicon wafer.

Semiconductor	A material with electrical conducting properties in between those of metals and insulators. Essentially, semiconductors transmit electricity only under certain circumstances, such as when given a positive or negative electric charge. Therefore, a semiconductor’s ability to conduct can be turned on or off by manipulating those charges and this allows the semiconductor to act as an electric switch. The most common semiconductor material is silicon, used as the base of most semiconductor chips today because it is relatively inexpensive and easy to create.

SoC	System-on-Chip. A chip that incorporates functions currently performed by several chips on a cost effective basis.

SOI	Silicon-On-Insulator. Silicon wafer consisting of a thin layer of oxide, on top of which semiconductor devices are built.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Transistor	Tri-terminal semiconductor device in which input signal (voltage or current depending on the type of transistor) controls output current. An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products which lose their data content when the power supply is switched off.

Wafer	Thin, round, flat piece of silicon that is the base of most integrated circuits.

8-inch wafer equivalents	Standard unit describing the equivalent amount of 8-inch wafers produced after conversion, used to quantify levels of wafer production for purposes of comparison. Figures of 8-inch wafer equivalents are derived by converting the number of wafers of all dimensions (e.g., 6-inch, 8-inch and 12-inch) into their equivalent figures for 8-inch wafers. 100 6-inch wafers are equivalent to 56.25 8-inch wafers. 100 12-inch wafers are equivalent to 225 8-inch wafers.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated balance sheets data as of December 31, 2014 and 2015 and the selected consolidated statements of comprehensive income data for the years ended December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this annual report. In accordance with the requirements of the Taiwan Financial Supervisory Commission, or FSC, beginning on January 1, 2013, we have adopted Taiwan-IFRSs, which is translated and published by Accounting Research and Development Foundation, or ARDF, referred to as “TIFRSs” for reporting our annual and interim consolidated financial statements in the R.O.C. At the same time, we have adopted IFRSs as issued by the IASB for our annual reports on Form 20-F with the U.S. SEC beginning with the year ended December 31, 2013. However, since January 1, 2013, we only prepare our interim unaudited quarterly financial statements under TIFRSs, which are furnished to the SEC on Form 6-K. The selected consolidated balance sheet data as of January 1, 2012, December 31, 2012 and 2013 and the selected consolidated statements of comprehensive income data for the year ended December 31, 2012 are derived from our audited consolidated financial statements not included in this annual report.

In accordance with rule amendments adopted by the U.S. SEC for foreign private issuers reporting under IFRSs, we are not required to provide reconciliations to U.S. GAAP in this annual report following our adoption of IFRSs.

The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those statements included in this annual report.

	Years Ended December 31,
	2012	2013	2014	2015
	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data
Net operating revenues	115,675	123,812	140,012	144,830	4,417
Operating costs	(96,365)	(100,249)	(108,159)	(113,061)	(3,448)

Gross profit	19,310	23,563	31,853	31,769	969
Operating expenses	(15,697)	(19,406)	(21,238)	(19,969)	(609)
Net other operating income and expenses	(2,791)	(125)	(539)	(964)	(29)

Operating income	822	4,032	10,076	10,836	331
Non-operating income and expenses	5,473	10,309	3,496	2,833	86

Income from continuing operations before income tax	6,295	14,341	13,572	13,669	417
Income tax expense	(2,146)	(2,257)	(3,125)	(1,028)	(31)

Net income	4,149	12,084	10,447	12,641	386
Total other comprehensive income (loss), net of tax	(6,381)	198	6,069	(1,065)	(32)

Total comprehensive income (loss)	(2,232)	12,282	16,516	11,576	354

Net income attributable to:
Stockholders of the parent	6,094	12,609	11,109	13,254	404
Non-controlling interests	(1,945)	(525)	(662)	(613)	(18)

Total comprehensive income (loss) attributable to:
Stockholders of the parent	(281)	12,796	17,035	12,251	374
Non-controlling interests	(1,951)	(514)	(519)	(675)	(20)

	Years Ended December 31,
	2012	2013	2014	2015
	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)

Earnings per share: (1)
Basic	0.49	1.02	0.90	1.07	0.03
Diluted (2)	0.46	0.96	0.89	1.02	0.03
Common shares used in earnings per share calculation:
Basic	12,464	12,346	12,334	12,336	12,336
Diluted (2)	13,289	13,150	12,719	13,171	13,171
Earnings per ADS equivalent:
Basic	2.44	5.11	4.50	5.37	0.16
Diluted (2)	2.32	4.82	4.44	5.10	0.16

	As of January 1,	As of December 31,
	2012	2012	2013	2014	2015
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
Consolidated Balance Sheets Data
Total assets	279,336	281,214	293,914	310,648	335,354	10,227
Total liabilities	69,780	79,526	84,270	90,309	110,502	3,370
Stockholders’ equity	209,556	201,688	209,644	220,339	224,852	6,857
Capital stock (3)	130,845	129,521	126,946	127,303	127,581	3,891
Dividends declared per share (4)	1.11	0.50	0.40	0.50	0.55	0.02

	Years ended December 31,
	2012	2013	2014	2015
	NT$	NT$	NT$	NT$	US$
	(in millions)
Segment Data
Net operating revenues
Wafer fabrication	108,624	116,782	129,449	141,145	4,305
New business	7,051	7,030	10,563	3,685	112
Net income (loss) (5)
Wafer fabrication	6,177	12,761	12,350	13,620	415
New business	(5,583)	(2,583)	(2,546)	(1,962)	(60)

(1)	Earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the year.
(2)	Diluted securities include convertible bonds, employee stock options and employees’ compensation, if any.
(3)	Changes to the number of the capital common shares are primarily caused by the share-based payment transactions and the cancellation of treasury stocks, if any.
(4)	Dividends declared per share are in connection with earnings and accumulated additional paid-in capital.
(5)	There are adjustments primarily consisted of intragroup elimination entries and GAAP difference adjustments.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$32.79 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00. On April 8, 2016, the noon buying rate was NT$32.40 to US$1.00.

	Average (1)	High	Low	At Period- End
2011	29.38	30.67	28.50	30.27
2012	29.56	30.28	28.96	29.05
2013	29.73	30.20	29.93	29.83
2014	30.38	31.80	29.85	31.60
2015	31.80	33.17	30.37	32.79
October	32.44	32.81	31.92	32.46
November	32.62	32.87	32.43	32.53
December	32.79	33.01	32.53	32.79
2016 (through April 8)	33.00	33.74	32.16	32.40
January	33.43	33.74	33.14	33.43
February	33.24	33.51	32.95	33.22
March	32.59	33.09	32.16	32.18
April (through April 8)	32.38	32.44	32.26	32.40

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Determined by averaging the rates on the last business day of each month during the relevant period for annual periods, and by averaging the rates on each business day for monthly periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our revenues, expenses and results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations have at times in the past been negatively affected by, and are expected to continue to be subject to the risk of the following factors:

•	the seasonality and cyclical nature of both the semiconductor industry and the markets served by our customers;

•	our customers’ adjustments in their inventory;

•	the loss of a key customer or the postponement of orders from a key customer;

•	the rescheduling and cancellation of large orders;

•	our ability to obtain equipment, raw materials, electricity, water and other required utilities on a timely and economic basis;

•	outbreaks of contagious diseases, including but not limited to severe acute respiratory syndrome, avian flu, swine flu and Zika virus;

•	environmental events, such as fires and earthquakes, or industrial accidents; and

•	technological changes.

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

We have been largely dependent on a small number of customers for a substantial portion of our business. In 2015, our top ten customers accounted for 57.3% of our net operating revenues. We expect that we will continue to depend upon a relatively limited number of customers for a significant portion of our net operating revenues. We cannot assure you that our net operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to any of these customers could significantly reduce our net operating revenues.

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

Moreover, the increasing trend in mergers and acquisitions activities in the semiconductor industry could decrease total available customer base, which could potentially result in a loss of customers.

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

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company may be adversely affected.

We are required to comply with the R.O.C and the U.S. securities laws and regulations in connection with internal controls. As a public company in the United States, our management is required to assess the effectiveness of our internal control over financial reporting using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or the COSO criteria, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

However, although effective internal controls can provide reasonable assurance with respect to the preparation and fair presentation of financial statements, they may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, fraud or corruption. If we fail to maintain the adequacy of our internal controls, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on the market price of our common shares and ADSs.

The trend of adopting protectionist measures in certain countries, including the United States, could have a material adverse impact on our results of operations and financial condition.

Governments in the United States, PRC and certain other countries have implemented fiscal and monetary programs to stimulate economic growth as a result of the recent economic downturn, and many of these programs include protectionist measures that encourage the use of domestic products and labor. Recent policy developments by the governments in China and elsewhere also suggest an increased unwillingness to allow international companies to invest in or acquire local businesses. Since many of our direct customers and other downstream customers in the supply chain are located in or have operations in the countries where protectionist measures were adopted, such protectionist measures may have a material adverse effect on demand for our manufacturing services.

Any future outbreak of contagious diseases may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

Any future outbreak of contagious diseases, including but not limited to Zika virus, Ebola virus, avian or swine influenza or severe acute respiratory syndrome, may disrupt our ability to adequately staff our business and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. Therefore, we may have to temporarily suspend part of or all of our operations. Furthermore, any future outbreak may restrict the level of economic activities in affected regions, including Taiwan, and affect the willingness and ability of our employees and customers to travel, which may also adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

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

We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of their products. For example, in 2014 and 2015, we purchased a majority of our silicon wafers from five makers, Shin-Etsu Handotai Corporation, or Shin-Etsu, Siltronic AG, SunEdison Corporation, Sumco Group (including Sumco Corporation and Formosa Sumco Technology Corporation) and GlobalWafers. We may have long-term contracts with most of our suppliers if necessary. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.

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

In addition, more frequent droughts and floods, extreme weather conditions and rising sea levels could occur due to climate change. The impact of such changes could be significant as most of our factories are located in islands including Taiwan, Singapore and Xiamen in Fujian Province in China. For example, transportation suspension caused by extreme weather conditions could harm the distribution of our products. Similarly, our operations depend upon adequate supplies of water, and extended or serious droughts may affect our ability to obtain adequate supplies of water and threaten our production. We cannot predict the economic impact, if any, of disasters or climate change.

Disruptions in the international trading environment may seriously decrease our international sales.

A substantial portion of our net operating revenues is derived from sales to customers located in countries other than the countries where our fabs are located. In 2013, we operated fabs in Taiwan, Singapore, Japan and China. In 2014 and 2015, we operated fabs in Taiwan, Singapore and China. For the years ended December 31, 2013, 2014 and 2015, we generated approximately 30.1%, 42.6% and 47.5% of our net operating revenues, respectively, from other than the countries where our fabs are located. We expect sales to customers from countries outside of Taiwan, Singapore and China will continue to represent a significant portion of our net operating revenues. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tax laws, import duties and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

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

The R.O.C. government has been very supportive of technology companies. For instance, the R.O.C.’s labor laws and regulations permit employees of semiconductor companies to work shifts of 10 hours each day on a two-days-on, two-days-off basis and do not require these employees to be unionized. We cannot assure you, however, that these labor laws and regulations will not be changed adversely against us in the future.

We, like many R.O.C. technology companies, have benefited from substantial tax incentives provided by the R.O.C. government. Among the incentives broadly enjoyed by R.O.C. technology companies, various tax benefits granted under Chapter 2 and Article 70-1 of the Statute for Upgrading Industries expired on December 31, 2009. Despite the fact that we can still enjoy the tax holidays for the relevant investment plans approved by R.O.C. tax authority until 2020 under the grandfather clause of the Statute for Upgrading Industries, if more incentives are curtailed or eliminated, our net income may decrease significantly.

Our future tax obligations may adversely affect our profitability.

The R.O.C. government enacted the R.O.C. Income Basic Tax Act, also known as the “Alternative Minimum Tax Act”, or the AMT Act, which became effective on January 1, 2006 to impose an alternative minimum tax and to remedy the currently excessive tax incentives for individuals and businesses. Alternative minimum tax, or AMT, is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the AMT Act. For the purpose of calculating the AMT, the taxable income defined under the AMT Act includes most income that is exempted from income tax under various legislations, such as those providing tax holidays and investment tax credits.

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

Compliance with laws such as the U.S. Conflict Minerals Law may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost.

Many industries rely on materials which are subject to regulations concerning certain minerals sourced from the Democratic Republic of Congo, or the DRC, or adjoining countries, including: Sudan; Uganda; Rwanda; Burundi; United Republic of Tanzania; Zambia; Angola; Congo; and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. Under present U.S. regulations, we and our customers are required to survey and disclose whether our processes or products use or rely on conflict materials. On August 22, 2012, the U.S. SEC adopted the final rule for disclosing the use of conflict minerals that require companies similar to us to make a report in a type and format similar to Form SD to disclose the use of conflict materials on an annual basis on or prior to May 31 each year. Our first report was filed on May 31, 2014. In order to comply with the aforementioned rules and regulations promulgated by the U.S. SEC, we will continue to verify the relevant information with our vendors and file the required report. Although we expect that we and our vendors will be able to comply with the requirements of the U.S. Conflict Minerals law and any new related regulations promulgated by the U.S. SEC, we cannot assure you that we will be able to gather all the information required to comply with such regulations. While we believe our suppliers do not rely on such conflict materials, we cannot assure you that we will continue to be able to obtain adequate supplies of materials needed in our production from supply chains outside the DRC and adjoining countries. The failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business.

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

Our corporate affairs are governed by our articles of incorporation and bylaws governing R.O.C. corporations. The rights of our stockholders to bring stockholders’ suits against us or our board of directors under R.O.C. law are much more limited than those of the stockholders of U.S. corporations. Therefore, our public stockholders may have more difficulty protecting their interests in connection with actions taken by our management, members of our board of directors or controlling stockholders than they would as stockholders of a U.S. corporation. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Rights to Bring Stockholders’ Suits” included elsewhere in this annual report for a detailed discussion of the rights of our stockholders to bring legal actions against us or our directors under R.O.C. law.

Holders of our ADSs will be required to appoint several local agents in Taiwan if they withdraw common shares from our ADS program and become our stockholders, which may make ownership burdensome.

Non-R.O.C. persons wishing to withdraw common shares represented by their ADSs from our ADS program and hold our common shares represented by those ADSs are required to, among other things, appoint a local agent or representative with qualifications set forth by the applicable R.O.C. laws and regulations to open a securities trading account with a local brokerage firm, pay R.O.C. taxes, remit funds and exercise stockholders’ rights. In addition, the withdrawing holders are also required to appoint a custodian bank or a securities firm with qualifications set forth by the R.O.C. FSC to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information, in which the securities firm is appointed as the custodian, the payments shall be held in safekeeping in a special account opened in a bank approved by the R.O.C. FSC. Without making this appointment and opening of the accounts, the withdrawing holders would not be able to subsequently sell our common shares withdrawn from a depositary receipt facility on the Taiwan Stock Exchange. Under R.O.C. law and regulations, except under limited circumstances, PRC persons are not permitted to withdraw the common shares underlying the ADSs or to register as a stockholder of our company. Under the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors promulgated by the R.O.C. Executive Yuan on April 30, 2009, as amended, only qualified domestic institutional investors, or QDIIs and limited entities or individuals, are permitted to withdraw the common shares underlying the ADSs, subject to compliance with the withdrawal relevant requirements, and only QDIIs, and limited entities or individuals who meet the qualification requirements set forth therein are permitted to own common shares of an R.O.C. company listed for trading on the Taiwan Stock Exchange or the Taipei Exchange, provided that among other restrictions generally applicable to investments made by PRC persons, their shareholdings are subject to certain restrictions as set forth in the abovementioned regulations and that such mainland area investors shall apply for a separate approval if their investment, individually or in aggregate, amounts to or exceeds 10 percent of the common shares of any R.O.C. listing company.

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

We may be considered a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. investors.

We do not believe that we were a passive foreign investment company, or PFIC, for 2015 and we do not expect to become one in the future, although there can be no assurance in this regard. Based upon the nature of our business activities, we may be classified as a PFIC for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.

For example, if we are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of our gross income in a taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of common shares and ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have raised in prior offerings. See “Taxation—U.S. Federal Income Tax Considerations For U.S. Persons—Passive Foreign Investment Company.”

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

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication devices, consumer electronics, computer, and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. Percentages of our gross wafer sales derived from our products used in communication devices, consumer electronics, computer and other applications were 54.3%, 27.6%, 11.9% and 6.2%, respectively, in 2015.

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

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Intel Mobile and STMicroelectronics, and leading fabless design companies, such as Xilinx, Broadcom, MediaTek, Realtek, Qualcomm and Novatek. In 2015, our company’s top ten customers accounted for 57.3% of our net operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

In addition to our semiconductor foundry business, we also established UMC New Business Investment Corporation to focus on investments in the solar energy and LED industries.

On March 16, 2011, our board of directors proposed an offer to the stockholders of Best Elite International Limited, a British Virgin Islands corporation, or Best Elite, to acquire up to an additional 30% equity interest of Best Elite. Hejian Technology (Suzhou) Co., Ltd., or Hejian, is a wholly owned subsidiary of Infoshine Technology Limited, or Infoshine, which is a wholly owned subsidiary of Best Elite. Hejian engages in the semiconductor foundry business and owns an 8-inch fab in Suzhou, China. We received approval from the Investment Commission, Ministry of Economic Affairs, Executive Yuan on November 1, 2011, and as of December 31, 2012, we held a 35.03% equity stake in Best Elite, which included the 15.34% equity stake held by the trustee that was originally offered to us in March 2005, plus an additional 19.69% equity stake that was purchased from shareholders pursuant to the March 2011 offer. As part of our global expansion strategy, we have continued to integrate and increase our ownership of Best Elite since. As of March 31, 2016, our cumulative ownership in Best Elite was approximately 91.08%. We intend to acquire the remaining outstanding shares in Best Elite for Hejian to become our wholly beneficially owned subsidiary.

We and Alpha Wisdom Limited, or AWL, together held 94.79% of issued and outstanding share capital of UMC Japan, or UMCJ, as of December 31, 2009 and UMCJ then delisted from the Jasdaq Securities Exchange in accordance with its listing rules on March 19, 2010. Since not all of the outstanding equity securities of UMCJ were acquired, we initiated certain squeeze-out procedures as provided in the Japanese Companies Act. Pursuant to such procedures, as of the end of 2010, we, together with AWL, owned 100% of UMCJ. On May 19, 2011, we acquired the remaining outstanding equity securities of UMCJ from AWL, and AWL filed for liquidation on August 30, 2011.

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

On August 29, 2014, we and Fujitsu Semiconductor Limited, or Fujitsu, announced an agreement where we invested ¥5 billion as an initial investment and received approximately 9.3% of the issued and outstanding share capital to became a minority shareholder of a newly formed subsidiary of Fujitsu named Mie Fujitsu Semiconductor Limited, or MIFS, which will operate a 300mm wafer manufacturing facility located in Kuwana, Mie, Japan. On December 16, 2015, our board has further approved the acquisition of additional newly issued shares of MIFS with an aggregate investment amount of NT$1.36 billion, which increased our ownership interest in MIFS to approximately 15.9%. Through this relationship with us, MIFS will target to expand its business globally as a pure-play foundry company by strengthening its production and development capacity in a cost competitive manner.

On October 9, 2014, our board of directors approved an agreement with the Xiamen Municipal People’s Government and Fujian Electronics & Information Group to found a new company named United Semiconductor (Xiamen) Co., Ltd., or USC, based in Xiamen, Fujian Province, China that will focus on 12-inch wafer foundry services. We anticipate that we may invest up to US$1.35 billion in USC over the next five years, with our investment starting in 2015 that will be deployed in installments based on the progress of this company. USC will manufacture 12-inch wafers and initially offer 40 nanometer and 55 nanometer process technologies. Our participation in USC has complied and will continue to comply with R.O.C. rules and regulations and will continue to be subject to the review and approval by the relevant R.O.C. authorities. We have obtained the initial investment approval from the R.O.C. government on December 31, 2014. The initial groundbreaking event of USC took place in March 2015. Moreover, Hejian has committed an additional cash investment in USC in 2016. We expect this investment project to mitigate geographical risks and increase our exposure to semiconductor supply chain in China, which allows us to be closer to our customers in China, which, in turn, to provide better services, increase our manufacturing scale and stimulate revenue growth.

On December 24, 2014, we transferred our 6-inch fabrication plant, or Fab 6A, including machinery equipment and building facilities to our subsidiary, Wavetek Microelectronics Corporation, or Wavetek, in order to further satisfy customer needs in the fast growing GaAs market and to improve the 6-inch fabrication operational efficiency among our group by fully utilizing the existing assets and resources. In April 2015, Wavetek had successfully entered into the silicon-based CMOS foundry business after it had fully acquired our 6-inch Fab 6A fixed assets and production lines. As of March 31, 2016, our shareholdings in Wavetek was approximately 78.5%, making us its largest shareholder.

On December 26, 2014, our subsidiary, Topcell Solar International Co., Ltd., or Topcell, announced its plans to merge with Motech Industries, Inc., or Motech, through a share exchange transaction. The share exchange conversion was six ordinary shares of Topcell into one newly-issued ordinary share of Motech. The merger was completed in June 2015 and Motech became the surviving company while Topcell Solar was absorbed. Upon completion of the merger, our share ownership of Motech was approximately 8.8% of its total issued and outstanding share capital, which made us the second largest shareholder of Motech.

On April 1, 2015, our subsidiary, Wavetek, completed the merger with Epitron Technology Inc., a Taiwan based GaAs wafer manufacturer. The merger is expected to achieve better operational efficiency that will in turn enhance our competitiveness in the GaAs foundry industry.

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

In addition to customer diversification, we have also been actively exploring new market opportunities in consumer electronics such as Internet of Things.

Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies. We believe that maintaining and enhancing our leadership in mass-producible semiconductor manufacturing technology is critical to attract and retain customers. Our reputation for technological excellence has attracted both established and emerging leaders in the semiconductor industries who work closely with us on technology development. In addition, we believe our superior processing expertise has enabled us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue enhancing capital expenditures in research and development and building internal research and development expertise, to focus on process development and to establish alliances with leading and specialty semiconductor companies to accelerate access to next-generation and specialized technologies. For example, we introduced our 28-nanometer technology to customers in 2011 to significantly increase the competitive advantages of our customers by providing better device performance in a smaller die size. In 2011, we achieved more than 10 customers and tapeouts for our 28-nanometer technology in 2011 and delivered pilot production on this generation to our lead customer. In 2014, our 28-nanometer technology further led to over 40 tapeouts. With our continuous technology development efforts and capital investment, in 2015, revenue derived from 28-nanometer technology had significantly increased from 2014. We believe our progress in developing more advanced process technologies has benefited our customers in the fields of computers, communications, consumer electronics and others with special preferences in certain aspects of the products, such as the ultimate performance, density and power consumption.

Moreover, we expect to strengthen our leading position and increase our market share by licensing our technologies to several corporate partners. For example, in 2014, we licensed to MIFS, which is expected to be a pure-play foundry company, our advanced 40 nanometer technology under a technology transfer and license agreement. We will continue to explore licensing opportunities based on UMC’s comprehensive technology offerings to further drive our revenue. In addition, we also entered into an agreement with the Xiamen Municipal People’s Government and Fujian Electronics & Information Group in 2014 in connection with the newly established USC located in Xiamen, Fujian Province, China, which is focusing on the manufacturing of 12-inch wafers with initial offering of 40 nanometer and 55 nanometer process technologies. We believe that such strategy enables us to take advantage of our established research and development capabilities while expanding our footprint globally in a cost-effective manner.

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

Maintain Scale and Capacity Capabilities to Meet Customer Requirements, with a Focus on 12-inch Wafer Facilities for Future Expansion. We believe that maintaining our foundry capacity with advanced technology and facilities is critical to the maintenance of our industry leadership. Our production capacity is currently among the largest of all semiconductor foundries in the world. We intend to increase our 12-inch wafer production capacity to meet the needs of our customers and to fully capitalize on the expected growth of our industry. We expect our future capacity expansion plans will focus on 12-inch wafer facilities in order to maintain our technology leadership. 12-inch wafers offer manufacturing advantages over 8-inch wafers due to, among other reasons, the greater number of chips on each wafer and the advantages only offered on newer 12-inch capable equipment. In addition, 12-inch wafer facilities present a more cost-effective solution in achieving an economic scale of production. We intend to carefully monitor current market conditions in order to optimize the timing of our capital spending. We also plan to continue to expand our capacity and capabilities to meet customer requirements in different markets and expand our global presence by making strategic investments in other companies. For example, in 2014, we invested in MIFS in Japan with Fujitsu Semiconductor Limited and in USC in China with the Xiamen Municipal People’s Government and Fujian Electronics & Information Group that will focus on manufacturing semiconductors using 12-inch wafers. These investments enable us to achieve a greater economy of scale with respect to 300mm wafer operations for advanced node process technologies. We also licensed our advanced technologies to these invested companies in order to provide feasible technology solutions to fulfill their needs.

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

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2015.

	Wavetek	Fab 8A	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 8N	Fab 12A	Fab 12i
Commencement of volume production	1989	1995	1998	2000	1998	2000	2000	2003	2002	2004
Estimated full capacity (1)(2)	33,000	68,000	29,000	28,500	35,000	32,500	28,000	62,550	68,602	48,107
	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month
Wafer size	6-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	12-inch	12-inch
	(150mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(300mm)	(300mm)

(1)	Measured in stated wafer size.
(2)	The capacity of a fab is determined based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance and expected product mix.

The following table sets forth the size and primary use of our facilities and whether such facilities, including land and buildings, are owned or leased. Our land in the Hsinchu and Tainan Science Parks is leased from the R.O.C. government.

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 8A, 3, 5 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	43,137 / 83,699	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8C, 6 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	24,572 / 71,427	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8D, 8 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	9,219 / 29,181	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8E, 17 Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	35,779 / 76,315	8-inch wafer production	Leased (expires in February 2036)	Owned

Fab 8F, 3 Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	23,781 / 65,736	8-inch wafer production	Leased (expires in February 2018)	Owned

Fab 8S, 16 Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30077, R.O.C.	20,365 / 65,614	8-inch wafer production	Leased (expires in December 2023)	Owned

Fab 8N, 333, Xinghua St., Suzhou Industrial Park, Suzhou, Jiangsu Province 215025, PRC	215,621 / 100,908	8-inch wafer production	Leased (expires in December 2052)	Owned

Fab 12A, 18, 20 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	243,250 / 629,916	12-inch wafer production	Leased (expires in November 2034)	Owned

Fab 12i, 3 Pasir Ris Drive 12 Singapore 519528	84,836 / 144,980	12-inch wafer production	Leased (expires in March 2031)	Owned

Fab 12X, No. 899 Wan Jia Chun Road, Xiang’an District, Xiamen, PRC	254,698 / -	12-inch wafer production	Leased (expires in January 2065)	Owned (construction in progress)

United Tower, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	8,985 / 85,224	Administration office	Leased (expires in December 2033)	Owned

Neihu Rd. office, 8F, 68. Sec. 1, Neihu Rd., Taipei, Taiwan 11493, R.O.C.	626 / 4,817	Administration office	Owned	Owned

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Testing Building, 1, Chin-Shan, 7th St., Hsinchu, Taiwan 30080, R.O.C.	10,762 / 41,318	Leased to several companies	Owned	Owned

R&D Building, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	42,000 / 47,396	Research and development	Leased (expires in December 2023)	Owned

Nexpower, 2, Houke S. Rd., Houli District, Taichung, Taiwan 42152, R.O.C.	57,556 / 82,699	Solar PV modules production	Leased (expires in December 2026)	Owned

Unistars, 1F, 669, Sec. 4, Zhongxing Rd., Zhudong Township, Hsinchu, Taiwan 31061, R.O.C.	- / 1,955	High-power LED package and LED lighting	N/A	Leased (expires in May 2017)

Wavetek, 10, Chuangxin 1st Rd., Baoshan Township, Hsinchu, Taiwan 30076, R.O.C.	27,898 / 34,609	6-inch wafer production	Leased (expires in August 2035)	Owned

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

Since the third quarter of 2006, we have begun the mass production of a next-generation 65-nanometer FPGA product, which features a 65% logic capacity increase over previous generation of FPGAs with triple gate oxide and 11 copper metal layers. Our 65/55-nanometer development team is not only independently developing our technologies in-house but is also bringing up customized process technologies to match customer specific needs. Furthermore, our 45/40-nanometer process technologies, which are jointly developed by us and our strategic partners have been in production since the first half of 2009, significantly increasing the competitive advantages of our customers by providing better device performance in a smaller die size. Our 28nm process technologies with Poly-SiON and High-k/metal gate are developed for low power consumption and high performance applications, respectively. In October 2008, we were the first foundry to deliver fully functional 28nm SRAM chips, and have proven in customer silicon the High-k/metal gate solution used for this technology node. UMC’s 28nm progress was also recognized by the industry with the foundry being selected to present at the 2009 IEDM on a hybrid High-k/metal gate approach. Currently, we are already working with several customers to adopt their products on UMC’s 28nm technology. In 2013, we successfully developed and released into production 28nm Poly-SiON and High-k/metal gate technologies. Furthermore, we joined the International Business Machines Corporation, or IBM chip alliance, for the 10nm process development. With IBM’s know-how and support, we aim to continue to improve our internally developed 14nm technology, so as to offer a 14nm competitive low-power enhanced technology for mobile computing and communication products, and furthermore to develop the 10nm process technology to meet the needs of our customers. We have also successfully developed specialty technologies, such as 55/40/28 eFlash, 55/40/28 eHV, 55nm BSI-CIS and 55nm BCD, for SoC applications.

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab, in 2015, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2013, 2014 and 2015:

		Year Ended December 31, 2015 Range of	Years Ended December 31,
	Years of	Process	2013	2014	2015
	Commencement of Operation	Technologies (in microns)	(in thousands of 8-inch wafer equivalents, except percentages)
Fab
Wavetek	1989	0.5	252	252	237
Fab 8A	1995	0.5 to 0.25	813	813	813
Fab 8C	1998	0.35 to 0.11	347	347	347
Fab 8D	2000	0.13 to 0.09	382	358	341
Fab 8E	1998	0.5 to 0.18	418	418	418
Fab 8F	2000	0.18 to 0.11	388	388	388
Fab 8S	2000	0.18 to 0.11	335	335	335
Fab 8N (1)	2003	0.5 to 0.13	469	547	667
Fab 12A	2002	0.13 to 0.028	1,465	1,576	1,784
Fab 12i	2004	0.13 to 0.040	1,238	1,289	1,287
Total estimated capacity	—	—	6,107	6,323	6,617
Total output (actual)	—	—	5,026	5,629	5,940
Average capacity utilization	—	—	82.3%	89.0%	89.8%

(1)	In 2013, we obtained controlling interests in Best Elite, which owns 100% interests in Fab 8N.

The table below sets forth a breakdown of number and percentage of wafer output by process technologies in 2013, 2014 and 2015.

	Years Ended December 31,
	2013		2014		2015
	(in thousands of 8-inch wafer equivalents, except percentages)
Technology		%		%		%
28 nanometers and under	10	0.2	76	1.5	269	4.5
40 nanometers	622	12.4	766	13.6	968	16.3
65 nanometers	1,140	22.7	1,138	20.2	1,037	17.5
90 nanometers	235	4.7	306	5.4	245	4.1
0.11/0.13 micron	828	16.5	875	15.6	909	15.3
0.15/0.18 micron	796	15.8	904	16.0	888	14.9
0.25/0.35 micron	1,033	20.5	1,174	20.8	1,252	21.1
0.50 micron or higher	362	7.2	390	6.9	372	6.3

Total	5,026	100.0	5,629	100.0	5,940	100.0

Capacity and Utilization

The fabs in Taiwan that we own directly are named Wavetek, Fab 8A, Fab 8C, Fab 8D, Fab 8E, Fab 8F and Fab 8S, all of which are located in the Hsinchu Science Park in Taiwan, and Fab 12A, which is located in the Tainan Science Park in Taiwan. The fab in Singapore is named Fab 12i and the fab in China is named Fab 8N.

Our average capacity utilization rate was 82.3% in 2013, 89.0% in 2014 and 89.8% in 2015, respectively.

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

The most important raw material used in our production processes is silicon wafer, which is the basic raw material from which integrated circuits are made. The principal makers for our wafers are Shin-Etsu, Siltronic AG, SunEdison Corporation, Sumco Group and GlobalWafers. We have in the past obtained and believe that we will continue to be able to obtain a sufficient supply of silicon wafers. We believe that we have close working relationships with our wafer suppliers. Based on such long-term relationships, we believe that these major suppliers will use their best efforts to accommodate our demand.

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

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Intel Mobile and STMicroelectronics, and leading fabless design companies, such as Xilinx, Broadcom, MediaTek, Realtek, Qualcomm and Novatek. Although we are not dependent on any single customer, a significant portion of our net operating revenues has been generated from sales to a few customers. Our top ten customers accounted for approximately 57.3% of our net operating revenues in 2015. Set forth below is a geographic breakdown of our operating revenues in 2013, 2014 and 2015 by the location of our customers.

	Years Ended December 31,
Region	2013	2014	2015
	%	%	%
Taiwan	32.9	34.2	31.8
Singapore	23.8	12.5	12.6
China (including Hong Kong)	9.5	10.7	8.1
Japan	3.7	5.4	7.0
USA	12.4	8.9	8.8
Europe	9.8	19.6	23.4
Others	7.9	8.7	8.3

Total	100.0	100.0	100.0

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. As an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. For 2015, gross wafer sales represented 95.9% of our net operating revenue. The following table presented the percentages of our gross wafer sales by types of customers for the years ended December 31, 2013, 2014 and 2015.

	Years Ended December 31,
Customer Type	2013	2014	2015
	%	%	%
Fabless design companies	88.6	90.8	87.8
Integrated device manufacturers	11.4	9.2	12.2

Total	100.0	100.0	100.0

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

For intellectual property offerings, we work with several leading intellectual property vendors from digital, memory and analog fields in the semiconductor industry, such as Faraday Technology Corp., Synopsys Inc., ARM Limited, Sidense Corp., Kilopass Technology, eMemory Technology Inc., True Circuits, Inc., Silicon Storage Technology, Inc., eSilicon Corp., Krivi Semiconductor Private Limited, Cadence Design System, Inc., Cypress Semiconductor Corporation, Moortec Semiconductor Limited and Dolphin Integration SA, to deliver quality intellectual property blocks that have been silicon validated using our advanced processes. Our alliances with major electronic design automation vendors, such as Cadence, Mentor and Synopsys Inc., provide our customers with digital/analog reference design procedures and easy-to-use design solutions. By continuously enhancing our intellectual property offerings, reference design procedures and design services through collaboration with major vendors, we aim to provide complete, accurate and user-friendly design solutions to our customers.

As a design moves into manufacturing production, we continue to provide ongoing customer support through all phases of the manufacturing process. The local account manager works with our customer service representative to ensure the quality of our services, drawing upon our marketing and customer engineering support teams as required.

We offer an online service, “MyUMC”, which gives our customers easy access to our foundry services by providing a total online supply chain solution. MyUMC offers 24-hour access to detailed account information such as manufacturing, engineering and design support documents through each customer’s own customized start page. The features that are available to customers through MyUMC include (i) viewing the status of orders from the start of production to the final shipping stages; (ii) designing layouts to shorten customers’ tape out time; (iii) collecting customer engineering requests; (iv) gathering and downloading documents for design purposes; and (v) and accessing online in real-time the same manufacturing data used by our fab engineers. In addition, we have a system-to-system connecting services to provide direct data exchange between our system and our customers’ systems. These services, which include our “UMC Design View Room Cloud Service”, facilitate our design collaborations with our customers to help reduce the cost of chip designs and reduce the time to market. In order to continue to improve our information security management, our Information Technology Division received the certification of ISO/IEC 27001:2005 in March 2008 and renewed ISO/IEC 27001:2013 certification in February 2015.

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

Intellectual Property

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes and activities. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2015, we held 4,673 U.S. patents and 6,601 patents issued outside of the United States.

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

Research and Development

In 2013, 2014 and 2015, we spent NT$12,493 million, NT$13,664 million and NT$12,175 million (US$371 million), respectively, on research and development, which represented 10.1%, 9.8% and 8.4%, respectively, of our net operating revenues of such years. Our research and development efforts mainly focus on delivering SoC foundry solutions that consist of the world’s leading process technologies, customer support services and manufacturing techniques. These resources provide our foundry customers with improved opportunities to develop SoC products that supply the global market. Our commitment to research and development can be illustrated by our 2015 research and development expenditures, which reached approximately 8.4% of net operating revenues. In June 2007, we completed the construction of a research and development center for nanometer technologies in the Tainan Science Park. The research and development center allows for seamless application of advanced process technology in the research and development phase to the manufacturing phase.

As of March 31, 2016, we employed 1,597 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

Our Investments

Depending on the market conditions, we intend to gradually reduce our investments through exchangeable bond offerings and other measures available to our company.

In December 2009, we issued two tranches of zero coupon exchangeable bonds due 2014. The two exchangeable bond offerings consist of US$127.2 million bonds exchangeable into common shares of Unimicron Technology Corporation, or Unimicron, and US$80 million bonds exchangeable into common shares of Novatek Microelectronics Corp., Ltd., or Novatek. As of December 31, 2013, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$77 million into common shares of Novatek. On July 22, 2013, we called back all the outstanding amount of the US$3 million bonds exchangeable into common shares of Novatek. We recognized a gain of NT$45 million from the redemption and classified the gain as other gains and losses. Gains arising from the exercise of exchange rights during the year ended December 31, 2013, amounted to NT$1,137 million and was recognized as gain on disposal of investment. We redeemed all of the outstanding bonds of the US$127.2 million zero coupon bonds exchangeable into common shares of Unimicron that we originally issued in December 2009, at their 97.53% of principal amount of each bond on December 2, 2014, which was the final maturity date.

The following table sets forth the sales of our investments in 2013:

Investees	Number of shares sold (in millions)		Proceeds from disposal (in NT$ millions)
Industrial Bank of Taiwan Corp.	118		772
Parade Technologies, Ltd.	3		632
Pixart Imaging Inc.	6		373

The following table sets forth the sales of our investments in 2014:

Investees	Number of shares sold (in millions)		Proceeds from disposal (in NT$ millions)
Montage Technology Group Ltd.	1		915
Epistar Corp.	11		726
Parade Technologies, Ltd.	1		460
Dexon Dynamic Investment Fund VIII	0		359

The following table sets forth the sales of our investments in 2015:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)	(in US$ millions)
Superalloy Industrial Co., Ltd.	5	614	19
Translink Capital Partners III, L.P.	—	307	9
Taiwan High Speed Rail Corp.	30	300	9
Mercuries Life Insurance Co., Ltd.	15	274	8

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

Furthermore, we have implemented the FMEA method to foster employees’ capabilities in risk analysis. Therefore, we established a channel for communication to encourage and ensure the employees to fully express their opinions for professional response and assistance. By doing so, we hope to establish a working attitude of “Safety and health first” to further improve the quality of our working environment, and eventually to become a good example of global safety and health management.

The following list sets forth some of the important awards that we received in environmental protection, safety and health:

•	Selected as a member of Dow Jones Sustainability Indexes for eight years since 2008;

•	Awarded second place in the Channel NewsAsia Sustainability Ranking (2015);

•	Listed on the international Climate Disclosure Leadership Index (“CDLI”), for three consecutive years;

•	Awarded “Taiwan Corporate Sustainability Award” by Taiwan Institute for Sustainable Energy (2008-2015);

•	Awarded “The Channel NewsAsia Sustainability Ranking: Top 4” by Channel NewsAsia (2014-2015);

•	Awarded “Enterprises Environmental Award of the Republic of China” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2003-2015);

•	Awarded “The Best Participation of Green Procurement for Enterprises” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2011-2015); and

•	Awarded “Excellent Occupational Safety and Health Executive Organization of Hsinchu Science Park” by the Science Park Administration (1998-2015).

Climate Change

Our climate change policies announced on April 22, 2010 include: (i) achieving carbon neutral status via carbon management, (ii) becoming a comprehensive low-carbon emissions solution provider, and (iii) leveraging corporate resources to cultivate a low-carbon emissions economy. In order to implement these policies, we set greenhouse gas reduction goals as to various phases. By 2015, we completed resource and energy productivity improvement plan named “369+-project” which consisted of reducing the usage of electricity by 3%, the usage of pipe water by 6% and the waste generation by 9% compared with the base year 2012. Currently, we announced our latest “Green 2020” goals to demonstrate our long-term commitment to sustainable environment. We will be more proactive with self-motivated action and more stringent standards. The goal is to further reduce water, energy and waste by 10% over current levels by 2020. Meanwhile, we also endeavor to reduce carbon emissions through the following two measures: (1) we continue to implement a greenhouse gas emission reduction plan to assist customers in establishing a low-carbon emissions supply chain, and (2) we continue to enhance our research and development in advanced processes to provide low-power products and reduce carbon emissions at the consumer level.

Since 1999, we have been a pioneer in the foundry industry to implement measures to reduce per-fluorinated compounds, and we completed the replacement of C3F8 with C4F8 in 2011. We have made a significant achievement by reducing normalized per-fluorinated compounds by approximately 67%, which is one of the major greenhouse gas reduction objectives of the World Semiconductor Council, during 2000 to 2013. In 2013, we received 2,873,000 tons of carbon emissions credits from the Environmental Protection Administration, or EPA. In 2014, we and Dragon Steel Corporation executed a contract to trade 2,000,000 tons of carbon emission credits. It was the first trade of carbon emissions credits that was reviewed and recorded by EPA, indicating a significant milestone in Taiwan’s carbon emissions credits trading market. We plan to use all of the gains from our carbon emissions credit sales, if any, to enforce environmental protection and promote the sustainable development of the environment.

We also support timely disclosure of carbon information and ensuring data quality. Since 2006, we have participated in the Carbon Disclosure Project formed by global institutional investors and disclosed our annual greenhouse gas emission volume, reduction goals and results. In 2015, we were selected as the CDP’s CDLI for three years. We recorded the highest foundry’s score among all participating Taiwanese semiconductor companies. Moreover, we engage third-party verifiers to ensure the quality of the data. We completed verification on greenhouse gas emission and reduction records during 2000 to 2010 for all of our fabs in Taiwan and during 2011 to 2014 for all of our fabs in both Taiwan and Singapore. We expect to complete the 2015 greenhouse gas emissions data verification by the end of 2016.

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

We have adopted the Triple Star Ranking System of AIG Insurance, a global leader in risk management and insurance, since 1999. All fabs have been ranked as top-class following AIG’s risk evaluation and risk improvement recommendations. The ranking system focuses on 20 items, including ten Physical Protection Elements and ten Human Elements. Our latest 12-inch lines, Fab 12A P1/2, 12A P3/4 and 12i, obtained triple-stars in all 20 elements in the very first Triple Star Audit. Furthermore, we were awarded the “Outstanding Performance Award in Risk Management” by AIG Insurance again in 2013. For our new expansion 12-inch line, Fab12A P5/6, is built with international loss control standards, and had received the top-class ranking by AIG within six months after tool move-in in November 2015.

We have also implemented proactive efforts in earthquake risk prevention. We believe our efforts contributed to our quick and exemplary recovery from two major earthquakes in Taiwan on September 21, 1999 and March 4, 2010, respectively. Our Hsinchu fabs and Fab 12A in Tainan sustained only minor impact to their operations from the earthquake without interruption to the power system or water service. Normal operations resumed shortly after the incidents. In addition, an earthquake took place on February 6, 2016 in southern Taiwan but did not have any material impact on our operations.

Nowadays, extreme weather has become a risk to various business operations. In order to understand the potential impact to us, a flood risk simulation project has been implemented in 2014. Since Hsinchu Science-Based Industrial Park is located in higher terrain, we believe there is no potential flood risk. However, for Fab12A in Tainan, we had conducted a physical improvement plan by installing floodgates in specific entrances to upgrade the protection level to a 500-year flood.

In addition, we are fully aware of the impact presented by business interruption. We are also devoted in the pursuit of corporate resilience and continuity by committing non-interrupted services to satisfy our valued customers and important stakeholders. In 2013, we were the first foundry in the world to receive ISO 22301 certification for its business continuity management system from the Societe Generale de Surveillance, which demonstrates our commitment to developing our disaster response abilities and our mechanisms for quick recovery. We will keep improving this system and extend the scope to our suppliers.

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

C.	Organizational Structure

The following list shows our corporate structure as of December 31, 2015:

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2015
UMC Group (USA)	U.S.A.	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
TLC Capital Co., Ltd.	Taiwan, R.O.C.	100.00%
UMC New Business Investment Corp.	Taiwan, R.O.C.	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, R.O.C.	100.00%
UMC Investment (Samoa) Limited	Samoa	100.00%
Unitruth Investment Corp.	Taiwan, R.O.C.	100.00%
UMC Capital (USA)	U.S.A.	100.00%
ECP VITA PTE. LTD.	Singapore	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
Tera Energy Development Co., Ltd.	Taiwan, R.O.C.	100.00%
United Microchip Corporation	Cayman Islands	100.00%
Nexpower Technology Corp.	Taiwan, R.O.C.	67.54%
Wavetek Microelectronics Corporation	Taiwan, R.O.C.	78.47%
Everrich Energy Investment (HK) Limited	China	100.00%
Everrich (Shandong) Energy Co., Ltd.	China	100.00%
Unistars Corp.	Taiwan, R.O.C.	82.76%
NPT Holding Limited	Samoa	67.54%
NLL Holding Limited	Samoa	67.54%
SocialNex Italia 1 S.R.L.	Italy	67.54%
UMC (Beijing) Limited	China	100.00%
Wavetek Microelectronics Investment (Samoa) Limited	Samoa	78.47%
Wavetek Microelectronics Corporation (USA)	U.S.A.	78.47%
Best Elite International Limited	British Virgin Islands	91.06%
Infoshine Technology Limited	British Virgin Islands	91.06%
Oakwood Associates Limited	British Virgin Islands	91.06%
Hejian Technology (Suzhou) Co., Ltd.	China	91.06%
UnitedDS Semiconductor (Shandong) Co., Ltd.	China	91.06%
United Semiconductor (Xiamen) Co., Ltd.	China	30.35%
UMC Group JAPAN	Japan	100.00%
UMC Korea Co., Ltd.	Korea	100.00%
Omni Global Limited	Samoa	100.00%
United Microtechnology Corporation (California)	U.S.A.	100.00%
United Microtechnology Corporation (New York)	U.S.A.	100.00%

D.	Property, Plants and Equipment

Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2015 have been translated into U.S. dollar amounts using US$1.00 = NT$32.79, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs.

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, revenues varied significantly over this period. It can take several years to plan and construct a fab and bring it to operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs or acquiring existing fabs in response to anticipated demand growth for semiconductors. In addition, after commencement of commercial operations, fabs can increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent a proportional growth in demand, this increase in supply often results in semiconductor manufacturing overcapacity, which has led to a sharp decline in semiconductor prices and significant capacity under-utilization. Our average capacity utilization rate was 82.3%, 89.0% and 89.8% for the years ended December 31, 2013, 2014 and 2015, respectively. We believe that our operating results in 2013, 2014 and 2015 continue to reflect the ongoing uncertainty in the global economy, conservative corporate information technology spending and low visibility with respect to end market demand.

Pricing

We price our products on either a per die or a per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we in general review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed, fluctuations in our products’ average selling price historically have had a substantial impact on our margins. Our average selling price decreased by approximately 3.7% in 2014 compared to 2013, primarily due to nominal price erosion, and increased by approximately 1.1% in 2015 compared to 2014, primarily due to increased advanced node contribution.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to compete effectively with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2013, 2014 and 2015, approximately 66.8%, 67.1% and 67.1%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate was 82.3%, 89.0% and 89.8% for the years ended December 31, 2013, 2014 and 2015, respectively. Utilization rates were primarily affected by global macroeconomic factors. Other factors affecting utilization rates are efficiency in production facilities, product flow management, the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply and fire or natural disaster.

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

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We began our volume production with 65-nanometer and 40-nanometer technologies in 2006 and 2009, respectively. We introduced our 28-nanometer technology to customers in 2011 and started large-scale commercial production in 2014. Our 28nm technology contributed approximately 10% of our foundry revenue in 2015. These types of technology migration require continuous capital and research and development investment. Because developing and acquiring advanced technologies involve substantial capital investment, we expect to continue to spend a substantial amount of capital on upgrading our technologies and capabilities.

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

Treasury Share Programs

We have from time to time announced plans, none of which were binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans. On March 13, 2013, our board of directors resolved to purchase up to 200 million common shares on the Taiwan Stock Exchange at a price between NT$7.80 and NT$16.90 per share during the period from March 14, 2013 to May 13, 2013 to transfer to our employees as employee compensation. On July 29, 2015, our board of directors resolved to purchase up to 200 million common shares on the Taiwan Stock Exchange at a price between NT$7.55 and NT$18.80 per share during the period from July 30, 2015 to September 29, 2015 to transfer to our employees as employee compensation.

During 2013, 2014 and 2015, we purchased an aggregate of 200 million, nil and 200 million common shares, respectively, and transferred nil, 5.49 million and 60.7 million of such common shares that we repurchased under these plans to our employees as employee compensation in 2013, 2014 and 2015, respectively.

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

Classification and Measurement of Financial Instruments

Financial assets and financial liabilities are recognized when we become a party to the contractual provisions of the instrument. We determine the classification of our financial assets at initial recognition. In accordance with “IAS 39 - Financial Instruments: Recognition and Measurement” (IAS 39), our financial assets are classified as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets and notes, accounts and other receivables. Our financial liabilities are classified as financial liabilities at fair value through profit or loss and financial liabilities carried at amortized cost. Purchase or sale of financial assets and liabilities are recognized using trade date accounting. All financial instruments are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs, and are subsequently measured at fair value or amortized cost using the effective interest method, less impairment, based on the classification. We assess whether objective evidence of impairment exists for a financial asset or a group of financial assets at each reporting date.

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

Bonds

Convertible bonds

We evaluate the terms of the convertible bonds issued to determine whether it contains both a liability and an equity component. Furthermore, we assess if the economic characteristics and risks of the put and call options embedded in the convertible bonds are closely related to the economic characteristics and risk of the host contract before separating the equity element.

For the liability component excluding the derivatives, its fair value is determined based on the effective interest rate applied at that time by the market to instruments of comparable credit status. The liability component is classified as a financial liability measured at amortized cost using the effective interest rate method before the instrument is converted or settled. For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Its carrying amount is not remeasured in the subsequent accounting periods. If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IAS 39.

If the convertible bondholders exercise their conversion right before maturity, we shall adjust the carrying amount of the liability component. The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital - premiums. No gain or loss is recognized upon bond conversion.

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

Post-employment benefit plan that is classified as a defined benefit plan is accounted for under the Projected Unit Credit Method to measure its obligations and costs based on actuarial assumptions. We recognize all actuarial gains and losses in the periods which they occur in other comprehensive income, which then are immediately recognized in retained earnings.

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

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. The specific criteria described below must also be met before revenue is recognized.

Sales revenue

We manufacture semiconductors for creditworthy customers based on their design specifications, pursuant to manufacturing agreements and/or purchase orders at contractual prices. We ship wafers mainly under the trade term, Free Carrier (“FCA”), through which the title and risk of loss for the wafers are transferred to the customers upon delivery to carriers approved by the customers. Sales revenue is recognized at this point, having also fulfilled all of the following criteria pursuant to IAS 18, paragraph 14:

a.	the significant risks and rewards of ownership of the goods have been transferred to the customer;

b.	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;

c.	the amount of revenue can be measured reliably;

d.	it is probable that the economic benefits associated with the transaction will flow to the entity; and

e.	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue is measured at the fair value of the consideration received or receivable, net of sales returns and discounts, which are estimated based on customer complaints, historical experience and other known factors. Sales returns and discounts are recorded in the same period in which sales are made.

Impairment of Property, Plant and Equipment

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, we assess whether there is an indication that an asset in the scope of “IAS 36 - Impairment of Assets” may be impaired. If any indication exists, we complete impairment testing for the cash-generating unit (“CGU”) to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or CGU is the higher of fair value less costs of disposal and its value in use. The fair value less costs of disposal is based on best information available to reflect the amount that an entity could obtain from the disposal of the asset in an orderly transaction between market participants after deducting the costs of disposal. The value in use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU. Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and our operating situation.

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

Deferred income tax is determined using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in financial statements at the reporting date. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow the manner in which we expect, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax relating to items recognized outside profit or loss is not recognized in profit or loss but rather in other comprehensive income or directly in equity. Deferred tax assets are reassessed and recognized at each reporting date. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax assets to be recovered. Deferred tax assets and liabilities offset each other, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority.

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

Deferred tax assets are recognized for all carryforward of unused tax losses tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized. The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences. Please refer to Note 6(22) to our audited consolidated financial statements included elsewhere in this annual report for more details on unrecognized deferred tax assets.

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

Our total depreciation expenses were NT$37,242 million, NT$38,786 million and NT$43,473 million (US$1,326 million) in 2013, 2014 and 2015, respectively.

Operating Expenses

Our operating expenses consist of the following:

•	Sales and marketing expenses. Sales and marketing expenses consist primarily of intellectual property development expenses, salaries and related personnel expenses, wafer sample expenses and related marketing expenses. Wafer samples are actual silicon samples of our customers’ early design ideas made with our most advanced processes and provided to those customers;

•	General and administrative expenses. General and administrative expenses consist primarily of salaries for our administrative, finance and human resource personnel, fees for professional services, and cost of computer and communication systems to support our operations; and

•	Research and development expenses. Research and development expenses consist primarily of research testing related expenses, salaries and related personnel expenses and depreciation on the equipment used for our research and development.

Net Other Operating Income and Expenses

Net other operating income and expenses consist primarily of:

•	gains or losses arising from disposal of property, plant and equipment;

•	the recognition or reversal of impairment losses of property, plant and equipment and intangible assets; and

•	net rental income or loss from property.

Non-operating Income and Expenses

Our non-operating income and expenses primarily consist of the following:

1.	Other income, which consists of:

•	interest income, which is primarily derived from time deposits; and

•	dividend income, which is primarily derived from financial assets at fair value through profit or loss, available-for-sale financial assets and financial assets measured at cost.

2.	Other gains and losses, which principally consist of:

•	gains or losses on valuation of financial assets and liabilities, which are primarily derived from disposal of and changes in the values of financial assets and liabilities classified as fair value through profit or loss, according to IAS 39;

•	impairment loss, which is primarily derived from the loss recognized in available-for-sale financial assets and financial assets measured at cost, noncurrent;

•	gains or losses on disposal of investments, which are primarily derived from our disposal of available-for-sale financial assets, financial assets measured at cost and investments accounted for under the equity method; and

•	other gains and losses, which are primarily derived from compensation on malfunctioned machines and our branch’s grant income received from the government in Singapore.

3.	Finance costs, which principally consist of:

•	interest expenses, which are primarily derived from bonds payable and bank loans; and

•	financial expenses, which are primarily derived from stockholder services proxy fee.

4.	Share of profit or loss of associates and joint ventures, which is primarily derived from the recognition of investee companies’ net profit based on the ownership percentage we hold.

5.	Bargain purchase gain, which is mainly derived from the acquisition of Best Elite. The purchase consideration was less than the fair value of Best Elite’s net assets due to our unique position to better utilize the assets, such as improving utilization, and the lack of liquidity of Best Elite’s ordinary and preferred shares.

Taxation

Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of five years following each such capital increase. In addition, our branch in Singapore enjoys tax exemption for income derived from tax-exempted activities under Singapore’s Income Tax Act and Economic Expansion Incentive (Relief from Income Tax) Act. These tax exemptions resulted in tax savings of approximately nil, NT$182 million and NT$1,642 million (US$50 million) in 2013, 2014 and 2015, respectively. Our tax rate was 17% in 2015, the same rate applicable to companies outside the Hsinchu Science Park. We also benefit from other tax incentives generally available to technology companies in Taiwan, such as tax credits applicable against corporate income tax that range from 5% to 20% of the amount of investment in certain qualified equipment and 15% of qualified research and development expenditures. These tax incentives resulted in tax savings of approximately NT$38 million, NT$549 million and NT$589 million (US$18 million) in 2013, 2014 and 2015, respectively.

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

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$2,257 million, NT$3,125 million and NT$1,028 million (US$31 million) of income tax expenses in 2013, 2014 and 2015, respectively. Our effective income tax rate in 2015 was 7.52%.

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2013	2014	2015
	%	%	%
Net operating revenues	100.0	100.0	100.0
Operating costs	(81.0)	(77.2)	(78.1)

Gross profit	19.0	22.8	21.9
Operating expenses
Sales and marketing	(2.6)	(2.9)	(2.8)
General and administrative	(2.9)	(2.5)	(2.6)
Research and development	(10.1)	(9.8)	(8.4)

Subtotal	(15.6)	(15.2)	(13.8)

Net other operating income and expenses	(0.1)	(0.4)	(0.6)

Operating income	3.3	7.2	7.5
Non-operating income and expenses	8.3	2.5	1.9

Income from continuing operations before income tax	11.6	9.7	9.4
Income tax expense	(1.8)	(2.2)	(0.7)

Net income	9.8	7.5	8.7
Total other comprehensive income (loss), net of tax	0.1	4.3	(0.7)

Total comprehensive income (loss)	9.9	11.8	8.0

Net income attributable to:
Stockholders of the parent	10.2	7.9	9.2
Non-controlling interests	(0.4)	(0.4)	(0.5)
Total comprehensive income (loss) attributable to:
Stockholders of the parent	10.3	12.2	8.5
Non-controlling interests	(0.4)	(0.4)	(0.5)

We obtained a controlling interest in Best Elite in 2013, and therefore its results of its operations have been included in our consolidated financial statements since 2013. We integrated our operating resources with Best Elite to reach cooperative synergy and provide enhanced manufacturing solutions to customers that help increase the competiveness of their products. As a result of our acquisition, Best Elite’s operational efficiency has improved with the integration of its assets with our advanced technologies and manufacturing platforms as well as leveraging on our purchasing power, which contributed to the gradual increase in Best Elite’s operating income since 2013.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net operating revenues. Net operating revenues increased by 3.4% from NT$140,012 million in 2014 to NT$144,830 million (US$4,417 million) in 2015, primarily due to increased demand in leading edge technologies which resulted in a 5.2% increase in foundry wafer shipments from 5,577 thousand 8-inch equivalent wafers in 2014 to 5,868 thousand 8-inch equivalent wafers in 2015, and a higher average selling price in 2015 which increased approximately 1.1% from 2014. These increases were partially offset by a perpetual 40nm licensing fee from Fujitsu recognized in 2014.

Operating costs. Operating costs increased by 4.5% from NT$108,159 million in 2014 to NT$113,061 million (US$3,448 million) in 2015, primarily due to the increased depreciation expense and increase in shipments in response to capacity expansion and increased customer demand.

Gross profit and gross margin. Gross profit decreased from NT$31,853 million in 2014 to NT$31,769 million (US$969 million) in 2015. Our gross margin decreased from 22.8% in 2014 to 21.9% in 2015, primarily due to the increased depreciation expense and a perpetual 40nm licensing fee from Fujitsu recognized in 2014.

Operating income and operating margin. Operating income increased from NT$10,076 million in 2014 to NT$10,836 million (US$331 million) in 2015. Our operating margin increased from 7.2% in 2014 to 7.5% in 2015. The increase in operating margin was largely due to the increase in sales revenues and decrease in research and development expenses. Operating expenses decreased by 6.0% from NT$21,238 million in 2014 to NT$19,969 million (US$609 million) in 2015.

Sales and marketing expenses. Our sales and marketing expenses increased by 1.3% from NT$4,012 million in 2014 to NT$4,064 million (US$124 million) in 2015. The increase in sales and marketing expenses was mainly due to an increase of NT$110 million (US$3 million) in sample expenses, NT$72 million (US$2 million) in intellectual property royalty expenses as a result of the increased number of intellectual properties under which we were granted licenses, which was partially offset by a decrease of NT$96 million (US$3 million) in conveyance and exporting expenses. Our sales and marketing expenses as a percentage of our net operating revenues decreased from 2.9% in 2014 to 2.8% in 2015.

General and administrative expenses. Our general and administrative expenses increased by 4.7% from NT$3,562 million in 2014 to NT$3,730 million (US$114 million) in 2015, primarily as a result of an increase of NT$120 million (US$4 million) in professional fee and NT$36 million (US$1 million) in personnel expenses. Our general and administrative expenses as a percentage of our net operating revenues were 2.5% and 2.6% in 2014 and 2015, respectively.

Research and development expenses. Our research and development expenses decreased by 10.9% from NT$13,664 million in 2014 to NT$12,175 million (US$371 million) in 2015 as a research program of advanced technologies came to a conclusion in 2014. Our research and development expenses as a percentage of our net operating revenues decreased from 9.8% in 2014 to 8.4% in 2015.

Net other operating income and expenses. Net other operating expenses increased by 78.8% from NT$539 million in 2014 to NT$964 million (US$29 million) in 2015, mainly due to an increase in impairment loss of property, plant, and equipment from NT$597 million in 2014 to NT$1,021 million (US$31 million) in 2015. Net other operating expenses as a percentage of our net operating revenues increased from 0.4% in 2014 to 0.6% in 2015.

Non-operating income and expenses. Non-operating income decreased by 19.0% from NT$3,496 million in 2014 to NT$2,833 million (US$86 million) in 2015, mainly due to the increase in the impairment loss of available-for-sale financial assets from NT$177 million in 2014 to NT$1,239 million (US$38 million) in 2015, partially offset by the decrease in the impairment loss of financial assets measured at cost from NT$128 million in 2014 to NT$7 million (US$0.21 million) in 2015, and an increase in the other gains from NT$474 million in 2014 to NT$757 million (US$23 million) in 2015.

Other comprehensive income (loss), net of tax. Our other comprehensive income (loss), net of tax, decreased from an income of NT$6,069 million in 2014 to a loss of NT$1,065 million (US$32 million) in 2015, We attributed this change primarily to the decrease in the income of exchange differences on translation of foreign operations from NT$4,330 million in 2014 to NT$2,764 million (US$84 million) in 2015, the decrease in an unrealized gain (loss) on available-for-sale financial assets from a gain of NT$1,465 million in 2014 to a loss of NT$3,479 million (US$106 million) in 2015, the decrease in remeasurements of defined benefit pension plans from a loss of NT$2 million in 2014 to a loss of NT$33 million (US$1 million) in 2015, and the decrease in share of other comprehensive income (loss) of associate and joint ventures from an income of NT$277 million in 2014 to a loss of NT$316 million (US$10 million) in 2015.

Net income attributable to the stockholders of the parent. Due to the factors described above, our net income increased by 19.3% from NT$11,109 million in 2014 to NT$13,254 million (US$404 million) in 2015.

Total comprehensive income attributable to the stockholders of the parent. Due to the factors described above, our comprehensive income decreased by 28.1% from NT$17,035 million in 2014 to NT$12,251 million (US$374 million) in 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net operating revenues. Net operating revenues increased by 13.1% from NT$123,812 million in 2013 to NT$140,012 million in 2014, primarily due to the increased demand from our customers, resulting in a 11.6% increase in foundry wafer shipments from 4,997 thousand 8-inch equivalent wafers in 2013 to 5,577 thousand 8-inch equivalent wafers in 2014, and a perpetual 40nm licensing fee from Fujitsu.

Operating costs. Operating costs increased by 7.9% from NT$100,249 million in 2013 to NT$108,159 million in 2014, primarily due to the net effect of the increase in shipments and the higher capacity utilization in response to the increased customer demand.

Gross profit and gross margin. Gross profit increased from NT$23,563 million in 2013 to NT$31,853 million in 2014. Our gross margin increased from 19.0% in 2013 to 22.8% in 2014, primarily due to the higher capacity utilization in response to the increased customer demand and a perpetual 40nm licensing fee from Fujitsu.

Operating income and operating margin. Operating income increased from NT$4,032 million in 2013 to NT$10,076 million in 2014. Our operating margin increased from 3.3% in 2013 to 7.2% in 2014. The increase in operating margin was largely due to the increase in gross margin, partially offset by the increase in operating expenses and net other operating expenses. Operating expenses increased by 9.4% from NT$19,406 million in 2013 to NT$21,238 million in 2014.

Sales and marketing expenses. Our sales and marketing expenses increased by 23.5% from NT$3,247 million in 2013 to NT$4,012 million in 2014. The increase in sales and marketing expenses was mainly due to an increase of NT$600 million in intellectual property royalty expenses as a result of the increased number of intellectual property under which we are granted licenses. Our sales and marketing expenses as a percentage of our net operating revenues increased from 2.6% in 2013 to 2.9% in 2014.

General and administrative expenses. Our general and administrative expenses slightly decreased by 2.8% from NT$3,666 million in 2013 to NT$3,562 million in 2014, primarily as a result of the decrease in employee welfare expenses, which was mainly due to deconsolidation of UMCJ in 2013. Our general and administrative expenses as a percentage of our net operating revenues were 2.9% and 2.5% in 2013 and 2014, respectively.

Research and development expenses. Our research and development expenses increased by 9.4% from NT$12,493 million in 2013 to NT$13,664 million in 2014. The increase in research and development expenses resulted primarily from an increase of NT$490 million in personnel expenses, NT$460 million in research expenses for advanced technologies, NT$290 million in depreciation on the equipment used for research and development. Our research and development expenses as a percentage of our net operating revenues decreased from 10.1% in 2013 to 9.8% in 2014.

Net other operating income and expenses. Net other operating expenses increased by 331.2% from NT$125 million in 2013 to NT$539 million in 2014, mainly due to an impairment loss of property, plant and equipment of NT$597 million in 2014, all of which came from new business segment. Net other operating expenses as a percentage of our net operating revenues increased from 0.1% in 2013 to 0.4% in 2014.

Non-operating income and expenses. Non-operating income decreased by 66.1% from NT$10,309 million in 2013 to NT$3,496 million in 2014, mainly due to a bargain purchase gain of NT$7,154 million in 2013.

Other comprehensive income (loss), net of tax. Our other comprehensive income increased from NT$198 million in 2013 to NT$6,069 million in 2014. We attributed this change primarily to the increase in the income of exchange differences on translation of foreign operations from NT$270 million in 2013 to NT$4,330 million in 2014, and the increase in an unrealized gain on available-for-sale financial assets from a loss of NT$784 million in 2013 to a gain of NT$1,465 million in 2014, partially offset by the decrease in remeasurements of defined benefit pension plans from an income of NT$379 million in 2013 to a loss of NT$2 million in 2014.

Net income attributable to the stockholders of the parent. Due to the factors described above, our net income decreased by 11.9% from NT$12,609 million in 2013 to NT$11,109 million in 2014.

Total comprehensive income attributable to the stockholders of the parent. Due to the factors described above, our comprehensive income increased by 33.1% from NT$12,796 million in 2013 to NT$17,035 million in 2014.

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

We incurred capital expenditures of NT$32,911 million, NT$43,237 million and NT$60,504 million (US$1,845 million) in 2013, 2014 and 2015, respectively. Constructing a fab requires a significant amount of funding from financing activities. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows.

We have financed our capital expenditure requirements in recent years from operating cash inflows as well as from bank borrowings, the issuance of bonds and equity-linked securities denominated in NT dollars and U.S. dollars. Operating cash inflows significantly exceed operating income, reflecting the significant non-cash depreciation expense. We generated cash flows from operations of NT$43,472 million, NT$44,788 million and NT$60,043 million (US$1,831 million) in 2013, 2014 and 2015, respectively.

On May 24, 2011, we issued US$500 million aggregate principal amount of currency linked zero coupon convertible bonds due 2016. Each bond, at the option of the holder, will be convertible into our ADSs. The proceeds of this offering were used for purchasing machinery and equipment. As of December 31, 2013, no bonds had been converted into our ADSs, and we had repurchased and cancelled US$142 million principal amount of these bonds in the open market transactions in prior years. On May 27, 2014, we redeemed US$324 million principal amount of these bonds as requested by investors and on June 27, 2014, we further redeemed another US$34 million principal amount of these bonds, which represented all of the remaining outstanding bonds. As of June 27, 2014, all of our currency linked zero coupon bonds due 2016 were redeemed.

In early June 2012, we issued five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.43%, and the principal will be repayable in June 2017 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.63%, and the principal will be repayable in June 2019 upon maturity. The proceeds of this offering are used for purchasing machinery and equipment. As of December 31, 2015, NT$10,000 million aggregate principal amount of these bonds were outstanding.

In mid-March 2013, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.35%, and the principal will be repayable in March 2018 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.50%, and the principal will be repayable in March 2020 upon maturity. The proceeds of this offering are used for purchasing machinery and equipment. As of December 31, 2015, NT$10,000 million aggregate principal amount of these bonds were outstanding.

In mid-June 2014, we issued an aggregate principal amount of NT$5,000 million of seven-year and ten-year domestic unsecured corporate bonds, with a denomination of NT$1 million per bond. The seven-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$2,000 million with an annual coupon bearing an interest rate of 1.7%. The ten-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$3,000 million with an annual coupon bearing an interest rate of 1.95%. The proceeds of this offering were used for repay debts. As of December 31, 2015, NT$5,000 million aggregate principal amount of these bonds were outstanding.

In mid-May 2015, we issued five-year US$600 million aggregate principal amount of currency linked zero coupon convertible bonds due 2020. Each bond, at the option of the holder, were convertible into our common shares at NT$16.7408 per share on December 31, 2015. The proceeds of this offering were used for purchasing machinery and equipment. As of December 31, 2015, no bonds had been converted or redeemed.

As of December 31, 2015, we had NT$53,290 million (US$1,625 million) of cash and cash equivalents and NT$665 million (US$20 million) of financial assets at fair value through profit or loss, current. Cash equivalents included time deposits and commercial paper with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate bonds. These agreements bore interest rates ranging from 0.48% to 0.56%, 0.48% to 0.51% and 0.34% to 0.44% in 2013, 2014 and 2015, respectively. The terms of these agreements were typically less than one month. As of December 31, 2013, 2014 and 2015, we held repurchase agreements in the amount of NT$5,669 million, NT$4,526 million and NT$4,860 million (US$148 million), respectively.

We believe that our working capital, cash inflows from operations and unused lines of credit are sufficient for our present requirements.

At our 2015 annual general meeting, our stockholders authorized our board of directors to raise capital from private placement, through issuing instruments such as common shares, depositary receipts (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and our needs. The amount of common shares issued or convertible is proposed to be no more than 10% of our issued and outstanding share capital (i.e., no more than 1,272,520,779 common shares. According to Item 6, Article 43-6 of the R.O.C. Security and Exchange Act, any private placement of our common shares must be conducted separately within one year after approval at the annual general meeting of stockholders. The approval to conduct a private placement of our common shares will expire on June 8, 2016. Considering market conditions, our board of directors has resolved to terminate any plans for a private placement of our common shares under the 2015 general meeting authorization.

Operating Activities

Net cash generated by operating activities increased from NT$44,788 million in 2014 to NT$60,043 million (US$1,831 million) in 2015, attributed to increased demand in leading edge technologies and a higher average selling price in 2015 which generated higher operating revenue, leading to an increase in cash collected from our customers. Net cash generated by operating activities increased from NT$43,472 million in 2013 to NT$44,788 million in 2014.

Investing Activities

Net cash used in our investing activities increased from NT$42,606 million in 2014 to NT$68,736 million (US$2,096 million) in 2015, primarily due to the cash used to purchase equipment at our fabs which increased from NT$43,237 million in 2014 to NT$60,504 million (US$1,845 million) in 2015. Net cash used in our investing activities increased from NT$31,516 million in 2013 to NT$42,606 million in 2014, primarily due to the cash we used to purchase equipment at our fabs increased from NT$32,911 million in 2013 to NT$43,237 million in 2014.

Financing Activities

Net cash provided by financing activities was NT$15,049 million (US$459 million) in 2015, compared to net cash used in financing activities of NT$8,258 million in 2014, primarily due to the redemption of bonds of NT$14,137 million in 2014 and an increase in proceeds from bonds issued from NT$5,000 million in 2014 to NT$18,425 million (US$562 million) in 2015 and increase in other financial liabilities of NT$6,108 million (US$186 million) in 2015. Such increase in net cash provided was partially offset by an increase in bank loans of NT$6,560 million in 2014 and the drawing down of bank loans of NT$320 million (US$10 million) in 2015, as well as the acquisition of treasury stock of NT$2,203 million (US$67 million) in 2015.

Net cash used in our financing activities increased from NT$3,924 million in 2013 to NT$8,258 million in 2014, primarily due to an increase in redemption of bonds from NT$2,153 million in 2013 to NT$14,137 million in 2014, a decrease in proceeds from bonds issued from NT$10,000 million in 2013 to NT$5,000 million in 2014 and the increase in cash dividends and cash paid from additional paid-in capital from NT$5,061 million in 2013 to NT$6,253 million in 2014. Such increase in net cash used was partially offset by drawing down bank loans of NT$4,684 million in 2013 and an increase in bank loans of NT$6,560 million in 2014, as well as our acquisition of treasury stock of NT$2,245 million in 2013.

We had NT$5,505 million (US$168 million) outstanding short-term loans as of December 31, 2015. We had total availability under existing short-term lines of credit of NT$35,863 million (US$1,094 million) as of December 31, 2015.

We had bonds payable of NT$41,637 million (US$1,270 million) in the aggregate as of December 31, 2015.

As of December 31, 2015, our outstanding long-term debts primarily consisted of NT$3,333 million (US$102 million) unsecured long-term bank loans due in 2016, NT$4,969 million (US$152 million) unsecured and NT$104 million (US$3 million) secured long-term bank loans due in 2017, NT$1,423 million (US$43 million) unsecured and NT$114 million (US$3 million) secured long-term bank loans due in 2018, NT$1,000 million (US$30 million) unsecured long-term bank loans due in 2019, and NT$1,385 million (US$42 million) unsecured and NT$58 million (US$2 million) secured long-term bank loans due in 2020, and NT$110 million (US$3 million) secured long-term bank loans due in 2025. The interest rates of our long-term bank loans range from 1.10% to 2.95%.

As of December 31, 2015, we had no current portion of bonds due within one year. As of the same date, the current portion of long-term bank loans due within one year was NT$6,602 million (US$201 million).

Capital Expenditures

We have continued to expand our manufacturing capacity, especially our 40 nanometer and 28 nanometer technology processes. As a result, our capital expenditures have been used for expanding our factory space and purchasing equipment for both research and development and production purposes. We have entered into several construction contracts for the expansion of our factory space in Taiwan and China. As of December 31, 2015, these construction contracts amounted to NT$26,867 million (US$819 million) and the portion of the contracts not yet recognized was approximately NT$12,796 million (US$390 million). In 2013, 2014 and 2015, we spent approximately NT$32,911 million, NT$43,237 million and NT$60,504 million (US$1,845 million), respectively, primarily to purchase equipment for research and development and production purposes.

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

We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure requirements at least through the end of 2016. Due to rapid changes in technology in the semiconductor industry, however, we have frequent demand for investment in new manufacturing technologies. We cannot assure you that we will be able to raise additional capital, should that become necessary, on terms acceptable to us, or at all. If financing is not available on terms acceptable to us, management intends to reduce expenditures so as to delay the need for additional financing. To the extent that we do not generate sufficient cash flows from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings to finance our working capital needs or our future expansion plans. The sale of additional equity or equity-linked securities may result in additional dilution to our stockholders. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our products and change in our product mix, which in turn may be adversely affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the average selling price of our products. The average selling price of our products have been subjected to downward pressure in the past and are reasonably likely to be subject to further downward pressure in the future. We have not historically relied on, and we do not plan to rely on in the foreseeable future, off-balance sheet financing arrangements to finance our operations or expansion.

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

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$12,493 million, NT$13,664 million and NT$12,175 million (US$371 million) in 2013, 2014 and 2015, respectively, in research and development, which represented 10.1%, 9.8% and 8.4%, respectively, of net operating revenues for such years. We believe that our continuous spending on research and development will help us maintain our position as a technological leader in the foundry industry. As of March 31, 2016, we employed 1,597 professionals in our research and development division.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2015.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in NT$ millions)
Long-term debt (1)
Unsecured bonds	43,196	—	15,000	23,196	5,000
Long-term loans	12,496	6,602	4,043	1,792	59
Operating lease obligations (2)	3,952	348	547	488	2,569
Purchase obligations (3)	18,503	13,275	1,034	879	3,315
Other long-term obligations (4)	6,133	5,923	155	—	55

Total contractual cash obligations	84,280	26,148	20,779	26,355	10,998

(1)	Assuming the domestic bonds are paid off upon maturity.
(2)	Represents our obligations to make lease payments to use machineries, equipment and land on which our fabs are located, primarily in the Hsinchu Science Park and the Tainan Science Park in Taiwan, Pasir Ris Wafer Fab Park in Singapore.
(3)	Represents commitments for purchase of raw materials and construction contracts. These commitments are not recorded on our balance sheet as of December 31, 2015.
(4)	Represents intellectual properties and royalties payable under our technology license agreements. The amounts of payments due under these agreements are determined based on fixed contract amounts.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age, position, tenure and biography of each of our directors and executives as of March 31, 2016. There is no family relationship among any of these persons.

The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Year(s) with Us
Stan Hung	55	Chairman, Director and Chief Strategy Officer	24
Po-Wen Yen	59	Chief Executive Officer and Director (Representative of Hsun Chieh Investment Co.)	29
Jason S. Wang	53	Director (Representative of Silicon Integrated Systems Corp.) and Senior Vice President	8
Shan-Chieh Chien	58	Director (Representative of UMC Science and Culture Foundation) and Senior Vice President	27
Ting-Yu Lin	54	Director	10
Chung-Laung Liu (1)	82	Independent Director	10
Chun-Yen Chang (1)	79	Independent Director	10
Cheng-Li Huang (1)	67	Independent Director	7
Wenyi Chu (1)	49	Independent Director	1
Chitung Liu	50	Chief Financial Officer	15

(1)	Member of the Audit Committee.

Stan Hung is a director, the Chief Strategy Officer and the Chairman of our company. Mr. Hung was our Chief Financial Officer and senior vice president from 2000 to 2007. He was also the Chairman of Epitech Technology Corporation in 2007 and ITE Technology Corporation for a portion of 2008, respectively. Prior to re-joining United Microelectronics Corporation in 1991, Mr. Hung was a financial manager at Optoelectronics Corporation. He is also the Chairman of Fortune Venture Capital Corporation, TLC Capital Co., Ltd., Faraday Technology Corporation, UMC New Business Investment Corporation, and a Director of Epistar Corporation and Altek Corporation as well as an independent director of United BioPharma, Inc. Mr. Hung received a bachelor’s degree in accounting from Tam Kang University in 1982.

Po-Wen Yen is a director of our company and our Chief Executive Officer. Prior to becoming our Chief Executive Officer, Mr. Yen was our senior vice president responsible for 12-inch operations. Mr. Yen is a representative of Hsun Chieh Investment Co. Mr. Yen joined us in 1986 and was responsible for the operation of Fabs 8A and 8C. He also served as the vice president for UMC-SG, our 300mm operation in Singapore. He is also a director of Fortune Venture Capital Corporation, TLC Capital Co., Ltd. and UMC New Business Investment Corporation. In 2003, Mr. Yen received the National Manager Excellence Award from Chinese Professional Management Association. Mr. Yen earned a bachelor’s degree in Chemical Engineering from National Tsing Hua University and his master’s degree in chemical engineering from National Taiwan University.

Jason S. Wang is a director of our company and our senior vice president. Mr. Wang is a representative of Silicon Integrated Systems Corp. and also serves on the board of directors of UMC GROUP (USA) since 2004. Mr. Wang joined UMC as Vice President of Corporate Marketing in 2008, and from 2009 to 2014, served as President of UMC GROUP (USA) responsible for business operation efficiency enhancement and UMC North America strategic business development. Mr. Wang is also a director of Fortune Venture Capital Corporation and TLC Capital Co., Ltd. Mr. Wang did his undergraduate study in Business Administration at San Jose State University.

Shan-Chieh Chien is a director of our company and our senior vice president. Mr. Chien is a representative of UMC Science and Culture Foundation and he is also a director of UMC New Business Investment Corp. and Asia Pacific Microsystems, Inc. Mr. Chien received a bachelor’s degree in chemical engineering from National Taiwan University.

Ting-Yu Lin is a director of our company. Mr. Lin is also the chairman of Sunrox International Inc. Mr. Lin received a master’s degree in international finance from Meiji University in 1993.

Chung-Laung Liu is an independent director of our company. Professor Liu is the William M.W. Mong Honorary Chair Professor of National Tsing Hua University, Taiwan. Professor Liu is also the Chairman of TrendForce Corp., a supervisor of Andes Technology Corporation, an independent director of Richteck Technology Corp., Powerchip Semiconductor Corp., Far EasTone Telecommunications., and United BioPharma Inc., as well as a director of Macronix International Co., Ltd. Professor Liu received a doctorate degree in science from Massachusetts Institute of Technology in 1962.

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

Wenyi Chu is an independent director of our company. Professor Chu is a professor of business administration at National Taiwan University. Professor Chu was the chairwoman of Graduate Institute of Business Administration and Department of Business Administration in National Taiwan University from 2012 to 2014. Professor Chu received a Ph.D. degree in Strategy and International Management from London Business School, United Kingdom in 1997.

Chitung Liu is the Chief Financial Officer of our company. Prior to joining our company in 2001, Mr. Liu was a managing director of UBS. Mr. Liu is also a director of Unimicron Corporation, UMC New Business Investment Corporation, Fortune Venture Capital Corporation, TLC Capital Co., Ltd. and Novatek Microelectronic Corp. Mr. Liu received an executive MBA degree from National Taiwan University in 2009.

B.	Compensation

The aggregate compensation paid and benefits in kind granted to our directors in 2015 were approximately NT$41.9 million. The remuneration was out of our 2015 earnings distribution plan, and the distribution percentage for directors is 0.3%. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Some of the remuneration was paid to the legal entities that certain directors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2015 were approximately NT$221.9 million, which include NT$54 million as bonus. Certain of our directors who also served as executive officers held stock options, however, all stock options expired on June 18, 2015.

C.	Board Practices

All of our directors were elected in June 2015 for a term of three years except for Mr. Shan-Chieh Chien as he was reassigned as a juristic-person director by the UMC Science and Culture Foundation in March 2016 and will serve for a term of three years. Neither we nor any of our subsidiaries has entered into a contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

Our board of directors established an audit committee in March 2005. In the annual ordinary stockholders’ meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Directors”. After the re-election of directors in the stockholders’ meeting on June 9, 2015, our board of directors appointed Chung-Laung Liu, Chun-Yen Chang, Cheng-Li Huang and Wenyi Chu to be the members of the audit committee. Each audit committee member is an independent director who is financially literate with accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Pursuant to an audit committee charter, the audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our internal audit function and independent auditors, and overseeing the accounting policies and financial reporting and disclosure practices of our company. The audit committee also has the authority to engage special legal, accounting or other consultants it deems necessary in the performance of its duties.

Remuneration Committee

The R.O.C. Securities and Exchange Act, as amended on November 24, 2010, further introduced the mechanism of a “Remuneration Committee”, which requires all the publicly listed companies in the R.O.C., including our company, to adopt a remuneration committee. On March 18, 2011, R.O.C. FSC promulgated the Regulations Governing the Establishment and Exercise of Powers by Compensation Committees of Public Companies, according to which, public listed companies of our size shall set up the remuneration committee no later than September 30, 2011 and the remuneration committee shall be composed of no less than three members commissioned by the board of directors. In addition, for a company with independent directors, such as us, at least one of the remuneration committee members shall be the independent director of such company. We established a remuneration committee in accordance with Article 14-6 of the R.O.C. Securities and Exchange Act on April 27, 2011. We amended our articles of incorporation to implement the mechanism of our remuneration committee during the annual ordinary stockholders’ meeting held on June 15, 2011. After the re-election of directors in the stockholders’ meeting on June 9, 2015, our board of directors appointed Chung-Laung Liu, Chun-Yen Chang, Cheng-Li Huang and Wenyi Chu to be the members of the remuneration committee.

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

As of March 31, 2016, we had 18,458 employees, which includes 10,792 engineers, 6,821 technicians and 845 administrative staff performing administrative functions on a consolidated basis. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
	2013	2014	2015
Employees
Engineers	9,698	10,272	10,750
Technicians	7,232	7,558	6,796
Administrative Staff	854	793	843

Total	17,784	18,623	18,389

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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On March 16, 2016, our board of directors proposed an employee bonus in cash in the amount of NT$1,131 million in relation to retained earnings in 2015.

Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E.	Share Ownership

As of March 31, 2016, each of our directors and executive officers held common shares and/or ADSs of United Microelectronics, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Chung-Laung Liu, Chun-Yen Chang, Cheng-Li Huang and Wenyi Chu, our independent directors. As of April 9, 2016, our most recent record date, Hsun Chieh Investment Co. held approximately 441 million of our common shares, representing approximately 3.46% of our issued and outstanding share capital. Silicon Integrated Systems Corp. held approximately 315 million of our common shares, representing approximately 2.47% of our issued and outstanding share capital. Chairman Mr. Hung held approximately 16 million of our common shares, representing approximately 0.13% of our issued and outstanding share capital. Ting-Yu Lin held approximately 13 million of our common shares, representing approximately 0.1% of our issued and outstanding share capital.

We have adopted employee stock option plans in the past, pursuant to which options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is six years from the date of its issuance. The 300 million stock options with an exercise price of NT$10.4 that we granted in June 2009 expired on June 18, 2015. All stock options we previously granted had expired.

According to our Employee Stock Options Plan, an option holder may exercise an increasing portion of his or her options starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively. Upon a voluntary termination or termination in accordance with the R.O.C. Labor Law, the option holder shall exercise his or her vested options within 30 days, subject to exceptions provided therein, and after the termination otherwise such options shall terminate. If termination was due to death, the heirs of such option holder have one year starting from the date of the death to exercise his or her vested options. If termination was due to retirement or occupational casualty, the option holder or his or her heirs may exercise all his or her options within a certain period as provided. The options are generally not transferable or pledgeable by the option holders. The common shares issuable upon exercise of option held by our directors and executive officers expired on June 18, 2015.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of (i) April 9, 2016, our most recent record date and (ii) as of certain record dates in each of the preceding three years, for (1) the stockholders known by us to beneficially own more than 2% of our common shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules.

	As of April 13, 2014	As of April 11, 2015	As of April 9, 2016
	Percentage of common shares beneficially owned	Percentage of common shares beneficially owned	Percentage of common shares beneficially owned	Number of common shares beneficially owned
Name of Beneficial Owner
Hsun Chieh Investment Co., Ltd. (1)	3.48%	3.47%	3.46%	441,371,000
Silicon Integrated Systems Corp.	2.48%	2.48%	2.47%	315,380,424
Directors and executive officers as a group	6.39%	6.28%	6.28%	801,384,393

(1)	36.49% owned by United Microelectronics Corporation as of March 31, 2016.

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

From time to time we have engaged in a variety of transactions with our affiliates. The sales and purchase prices with related parties are determined through mutual agreement in reference to market conditions.

The following table shows our aggregate ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of December 31, 2015.

Name	Ownership %
Silicon Integrated Systems Corp.	19.70
Faraday Technology Corp.	13.94

We provide foundry services to this fabless design company and the sales price was determined through mutual agreement in reference to market conditions. We derived NT$156 million, NT$117 million and NT$1,140 million (US$35 million) of our net operating revenues in 2013, 2014 and 2015, respectively, from the provision of our foundry services. For more information, please refer to Note 7 to our audited consolidated financial statements included in this annual report.

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

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association— Dividends and Distributions”. On June 11, 2013, our stockholders approved a cash dividend of NT$0.4 per common share for an aggregate of NT$5,061,310,216. On June 19, 2013, our board of directors resolved to adjust the cash dividend ratio to NT$0.40639654 per common share because the number of outstanding common shares had changed as a result of the exercise of employee stock options and our repurchase of treasury common shares. On June 11, 2014 our stockholders approved a cash distribution of NT$0.5 per common share for an aggregate of NT$6,253,157,145, among which NT$0.49 per common share was from additional paid-in capital while the remaining was from earnings. On June 9, 2015, our stockholders approved a cash distribution of NT$0.55 per common share for an aggregate of NT$6,939,321,835. On June 24, 2015, our board of directors resolved to adjust the cash dividend ratio to NT$0.54969673 per common share because the number of outstanding common shares had changed as a result of the exercise of employee stock options and our repurchase of treasury common shares. On March 16, 2016, our board of directors proposed dividends of NT$6,906,973,103 (approximately NT$0.55 per common share) which are expected to be approved at our annual general stockholders meeting on June 7, 2016.

The following table sets forth the cash dividends per share and stock dividends per share as a percentage of common shares outstanding paid during each of the years indicated in respect of common shares outstanding at the end of each such year, except as otherwise noted.

	Cash Dividend per Share	Stock Dividend per Share	Total Number of Common Shares Issued as Stock Dividend	Number of Outstanding Common Shares at Year End
	NT$	NT$
1997	—	3.0	868,629,276	4,117,758,265
1998	—	2.9	1,199,052,940	5,480,221,725
1999	—	1.5	834,140,790	6,638,054,462
2000	—	2.0	1,809,853,716	11,439,016,900
2001	—	1.5	1,715,104,035	13,169,235,416
2002	—	1.5	1,968,018,212	15,238,578,646
2003	—	0.4	607,925,145	15,941,901,463
2004	—	0.8	1,288,558,185	17,550,800,859
2005	0.1029	1.029	1,758,736,435	18,856,632,324
2006	0.409141420	0.10228530	179,031,672	19,131,192,690
2007	0.7	—	—	13,214,494,883
2008	0.75	0.45	562,958,816	12,987,771,315
2009	—	—	—	12,987,771,315
2010	0.5	—	—	12,987,912,315
2011	1.11164840	—	—	13,084,341,565
2012	0.49980232	—	—	12,951,805,540
2013	0.40639654	—	—	12,692,081,665
2014	0.5	—	—	12,725,207,790
2015	0.54969673	—	—	12,758,132,915

(1)	We declare stock dividends in a NT dollar amount per share, but we pay the stock dividends to our stockholders in the form of common shares. The amount of common shares distributed to each stockholder is calculated by multiplying the dividend declared by the number of common shares held by the given stockholder, divided by the par value of NT$10 per share. Fractional common shares are not issued but are paid in cash.

B.	Significant Changes

For the significant subsequent events following the close of the last financial year up to the date of this annual report on Form 20-F, please refer to Note 10 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the Taiwan Stock Exchange since July 1985. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares. The closing price for our common shares on the Taiwan Stock Exchange on April 15, 2016 was NT$12.85 per share.

	High	Low	Average Daily Trading Volume
	NT$	NT$	(in thousands of shares)
2011	18.10	10.45	44,048.44
2012	15.65	10.10	39,247.79
2013	12.40	10.90	41,684.47
First Quarter	12.40	10.90	3,528.18
Second Quarter	14.50	11.00	82,540.32
Third Quarter	15.05	11.75	74,070.55
Fourth Quarter	13.10	11.90	37,050.69
2014	16.50	12.00	55,017.35
First Quarter	13.05	12.00	50,562.17
Second Quarter	15.10	12.80	53,799.21
Third Quarter	16.50	12.60	62,688.43
Fourth Quarter	14.85	12.05	52,503.20
2015	16.10	9.92	49,606.68
First Quarter	16.05	14.70	66,976.26
Second Quarter	15.80	12.85	50,339.63
Third Quarter	13.30	10.05	48,135.67
Fourth Quarter	12.60	10.90	35,647.23
October	12.50	10.90	41,518.51
November	12.60	11.55	37,061.61
December	12.45	11.55	28,995.11
2016 (through April 15)	13.45	11.05	35,941.09
First Quarter	13.45	11.05	35,802.67
January	12.85	11.05	41,611.07
February	13.40	12.90	40,126.90
March	13.45	12.90	28,055.21
Second Quarter (through April 15)	13.15	12.60	36,817.77
April (through April 15)	13.15	12.60	36,817.77

Source: Taiwan Stock Exchange.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. The outstanding ADSs are identified by the CUSIP number 910873 40 5. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 15, 2016 was US$2.00 per ADS. Each of our ADSs represents the right to receive five common shares.

	High	Low	Average Daily Trading Volume
	US$	US$	(in ADSs)
2011	3.46	1.79	3,454,527
2012	2.72	1.75	2,733,811
2013	2.43	1.77	1,862,883
2014	2.58	1.95	1,043,726
First Quarter	2.15	1.97	995,294
Second Quarter	2.45	2.05	1,476,770
Third Quarter	2.58	1.99	1,088,724
Fourth Quarter	2.32	1.95	618,612
2015	2.54	1.61	1,054,206
First Quarter	2.54	2.22	885,775
Second Quarter	2.51	2.01	1,058,081
Third Quarter	2.09	1.61	1,128,180
Fourth Quarter	1.99	1.66	1,136,951
October	1.96	1.66	1,145,657
November	1.99	1.84	1,467,794
December	1.95	1.76	827,478
2016 (through April 15)	2.14	1.66	1,002,064
First Quarter	2.14	1.66	1,011,631
January	1.96	1.66	1,572,344
February	2.06	1.93	688,254
March	2.14	2.05	821,358
Second Quarter (through April 15)	2.13	1.98	949,011
April (through April 15)	2.13	1.98	949,011

Sources: Thomson One

As of March 31, 2016, there were a total of 138,308,509 ADSs listed on the NYSE. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold these common shares through a brokerage or custodial account in the R.O.C. As of March 31, 2016, 691,542,545 common shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2016, 138,276,581 ADSs representing these 691,382,905 common shares were held of record by Cede & Co., and 31,928 ADSs were held by U.S. registered stockholders. We have no further information as to common shares held or beneficially owned by U.S. persons.

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

Directors

The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by stockholders and is responsible for the management of our business. As of March 31, 2016, our board of directors consisted of nine directors, out of which four are independent directors. In the annual ordinary stockholders’ meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual ordinary stockholders’ meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our stockholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at a stockholders’ meeting involving the election of directors. Pursuant to the R.O.C. Company Act, entity that owns our common shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our stockholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. As of March 31, 2016, three of our nine directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”.

According to the R.O.C. Company Act and the rules promulgated under the R.O.C. Securities and Exchange Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, shall explain the essential contents of such personal interest in the meeting of the board of directors. In case that such personal interest may impair the interests of us, such director shall abstain from joining the discussion and voting on such matter. In case that such director is the representative designated by a legal entity stockholder to be elected as our director and such legal entity stockholder has personal interest in the matter to be discussed at the meeting of the board of directors, the rules provided in the preceding two sentences shall also apply. Our articles of incorporation, as amended on June 13, 2008, provide that our board of directors is authorized, by taking into account of the extent of his/her/its involvement of our operation activities and the value of his/her/its contribution, to determine the compensation for each director at a comparable rate adopted by other companies of the same industry regardless of the profit received by our company. In addition, according to our articles of incorporation, we may distribute 0.1% of the balance of our earnings after deduction of payment of all taxes and dues, deduction of any past losses, allocation of 10% of our net income as a legal reserve, and allocation of special reserve according to applicable laws and regulations or the order of the competent authority, if any, as remuneration to directors. However, the R.O.C. Company Act has been amended in May 2015, which changed the distribution mechanism of director remuneration. Please refer to “—Dividends and Distributions” in this item below for more details. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director, while the laws and regulations require the aggregate shareholding of all directors, excluding independent directors, to meet certain thresholds considering the paid-in capital and the numbers of the independent directors. According to our current internal Loan Procedures, we shall not extend any loan to our directors.

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

Common Shares

As of December 31, 2015, our authorized share capital was NT$260 billion, divided into 26 billion common shares, of which 12,758,132,915 common shares were issued and outstanding. All common shares presently issued are fully paid and in registered form, and existing stockholders are not subject to any capital calls. We do not have any outstanding warrants or option to purchase our common shares.

Employee Stock Option

According to our Employee Stock Options Plan, options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries. Since 2004 to 2009, we obtained approvals by relevant R.O.C. authorities to grant up to an aggregate of 1,500 million stock options to acquire our common shares under our Employee Stock Option Plan. According to the plan, an option holder may exercise an increasing portion of his or her options in time starting two years after the grant of the options. According to the vesting schedule, 50%, 75% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively. All employee stock options expired on June 18, 2015.

New Common Shares and Preemptive Rights

New common shares may only be issued with the prior approval of our board of directors. If our issuance of any new common shares will result in any change in our authorized share capital, we are required under R.O.C. law to amend our articles of incorporation and obtain approval of our stockholders in a stockholders’ meeting. We must also obtain the approval of, or submit a registration with, the R.O.C. FSC and the Science Park Administration. According to the R.O.C. Company Act, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a listed company intends to offer new common shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a stockholders’ meeting, which will reduce the number of new common shares in which existing stockholders may have preemptive rights. Unless the percentage of the common shares offered to the public is increased by a resolution, existing stockholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings. According to the Corporate Merger and Acquisition Act of the R.O.C., as effective on February 8, 2002 and amended on May 5, 2004 and July 8, 2015 which took effect on January 8, 2016, if new common shares issued by our company are solely for the purpose of merger, acquisition, share swap or spin-off, the above-mentioned restrictions, including the employee stock ownership plan, the preemptive rights of the existing stockholders and the publicity requirement of a listed company, to such issuance of new common shares may not be applied.

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

Stockholders’ Meetings

We are required to hold an annual ordinary stockholders’ meeting once every calendar year within six months from the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors deem necessary, and they must do so if requested in writing by stockholders holding no less than 3% of our issued common shares who have held these common shares for more than a year. At least 15 days’ advance written notice must be given of every extraordinary stockholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary stockholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The R.O.C. Company Act and, in the case of certain merger and acquisition deals, the Corporate Merger and Acquisition Act, also provides that in order to approve certain major corporate actions, including any amendment of our articles of incorporation, dissolution, merger or spin-off, share swap, entering into, amendment, or termination of any contract for lease of the company’s business in whole, or for entrusted business, or for joint operation with others, on regular basis, the transfer of all or an essential part of the business or assets, accept all of the business or assets of any other company which would have a significant impact on our operations, removing directors or the distribution of dividend in stock form, a special resolution shall be adopted by the holders of the majority of our common shares represented at a stockholders’ meeting at which holders of at least two-thirds of our issued and outstanding common shares are present; provided that, in the case of a public company, such as our company, such resolution may be adopted by the holders of at least two-thirds of the common shares represented at a stockholders’ meeting at which holders of at least a majority of our issued and outstanding common shares are present; provided, further, that in the case of merger, spin-off, transfer of all or essential part of business or asset, or share swap which meets the specific criteria provided under the Corporate Merger and Acquisition Act, such as short-form merger/spin-off/share swap or whale-minnow merger/spin-off/share-swap (as defined therein), such corporate action can be approved by a board resolution adopted by majority consent at a meeting with at least two-thirds of our directors present without stockholders’ approval. Notwithstanding the foregoing, in the event such transaction will result in our delisting, the approval from holders of at least two-thirds of our issued and outstanding common shares is required.

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

Authorized by latest amendment of the R.O.C Company Act, the R.O.C. FSC has issued an administrative order on February 20, 2012 to require Taiwan Stock Exchange-listed companies, such as our company, and Taipei Exchange (previously known as “GreTai Securities Market”)-listed companies in the R.O.C. with NT$10 billion or more of paid-in share capital and with 10,000 or more stockholders as of the first date of the close period applicable to the stockholders’ meeting to adopt an e-voting system for stockholders’ meeting. The e-voting system provides a new platform for stockholders to exercise their voting rights online. As a company that meets the foregoing criteria, we have successfully adopted the e-voting system in the 2012 stockholders’ meeting and voted by poll on each agenda for discussion.

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

Our articles of incorporation currently in effect provide that we may distribute as remuneration to directors 0.1% of the balance of our earnings deducted by:

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

However, according to Articles 235 and 235-1 of the Company Act, both amended and added on May 20, 2015, employee bonus and directors’ remuneration shall no longer be a profit sharing item but shall be calculated based on earnings before tax and distributed as an “expenses.” The board has resolved to propose to amend our articles of incorporation in the 2016 annual general meeting. Under the proposed amendments, where we make profits before tax for the annual financial year, we shall appropriate (i) no less than 5% of such annual profits before tax as employee bonus, and (ii) a maximum of 0.1% as directors’ remunerations. The employees eligible for the distribution remain including our employees and employees of our subsidiaries and the form of employee bonus may still be made in stock or cash. Notwithstanding the foregoing, if we have accumulated losses of the previous years, we shall set aside the amount of such accumulated losses prior to the allocation of the employee bonus and the above directors’ remuneration. For the purpose of calculation of the above employee bonus and the directors’ remunerations, such “annual profits before tax” shall be without giving effect of the deduction and distribution of such employee bonus and the directors’ remunerations.

The remaining amount may be distributed according to the distribution plan proposed by our board of directors based on our dividend policy, and submitted to the stockholders’ meeting for approval. The above proposed amendments also specify that the amount distributable as dividend shall be the sum of (x) the balance of our earnings deducted by (i) payment of all taxes and dues, (ii) deduction of any past losses, (iii) allocation of 10% of our net income as a statutory reserve (which may be exempted if the accumulated amount of legal reserve has amounted to our paid-in capital); and (iv) special reserve, if any, plus (y) the retained earnings of previous years. In the annual ordinary stockholders’ meeting held in June 2005, our stockholders approved a change of the percentage of stock dividend issued to our stockholders, if any, to no more than 80% and cash dividend, if any, to no less than 20%.

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

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans disclosed in “Item 16E.— Purchase Of Equity Securities By The Issuer And Affiliated Purchasers.” We may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our common shares. Historically, we have cancelled some of the repurchased common shares and transferred some of the repurchased common shares to our employees as employee compensation. In 2010, 2013 and 2015, we purchased an aggregate of 300 million, 200 million and 200 million, respectively, of our common shares under these plans. From February 3, 2010 to April 2, 2010, we purchased 300 million of our common shares on the Taiwan Stock Exchange at an average price of NT$16.15 per share to transfer to our employees as employee compensation. From March 14, 2013 to May 13, 2013, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.23 per share to transfer to our employees as employee compensation. From July 30, 2015 to September 29, 2015, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.02 per share to transfer to our employees as employee compensation.

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

Cross License Agreement, dated as of January 1, 2006, between United Microelectronics Corporation and International Business Machines Corporation.

We entered into a five-year cross license agreement with IBM effective as of January 1, 2006, which provides for the cross license of certain semiconductor patents including process, topography and design. Under this agreement, IBM had granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making our and our subsidiaries’ licensed products in R.O.C., Japan and Singapore and selling, leasing, licensing, using and/or transferring our and our subsidiaries’ licensed products worldwide under IBM’s patents filed prior to January 1, 2011; we granted IBM, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for the term of the cross license for making, selling, leasing, licensing, using and/or transferring IBM’s licensed products under our patents filed prior to January 1, 2011. We also agreed to pay IBM certain royalty fees under this agreement. This five-year cross license agreement with IBM terminated on December 31, 2010. We entered into a new “life-of-the-patents” cross license agreement with IBM that will be effective until June 30, 2029, the expiration date of the last-to-expire of the licensed patents thereunder. Under this agreement, IBM has granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making our and our subsidiaries’ licensed products in R.O.C., Japan, Singapore and PRC and selling, leasing, licensing, using and/or transferring our and our subsidiaries’ licensed products worldwide under IBM’s patents filed effectively prior to July 1, 2009; we granted IBM, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for the term of the cross license for making, selling, leasing, licensing, using and/or transferring IBM’s licensed products under our patents filed effectively prior to July 1, 2009. We also agreed to pay IBM certain royalty fees under this agreement. In addition, we have renewed the aforesaid patent cross license agreement with IBM on June 13, 2013, under which IBM grants us a license under all its patents with an effective filing date prior to December 31, 2015.

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

Other Patent License Agreements in 2015

We signed a Patent Cross License Agreement with Avago Technologies General IP Pte. Ltd., or Avago, effective from January 1, 2014 to December 31, 2018, which provides for the license of semiconductive device under certain licensed patents. Under this agreement, Avago grants to us and our subsidiaries a non-exclusive and non-transferable license for making, selling, importing or otherwise disposing of our and our subsidiaries’ licensed products. In exchange, we agree to pay Avago certain royalty fees under this agreement.

In addition, we signed a Patent License Agreement with NXP B.V., effective from September 30, 2015 to September 29, 2020, under which, both NXP B.V. and we agree to grant to the other party a license under its patents and patent applications. We also agree to pay NXP B.V. certain royalty under this agreement.

12-inch Fab Semiconductor Manufacture Technology License Agreement, dated as of December 1, 2015, between Us and USC

In order to facilitate USC to build up its semiconductor manufacture technology and capability, we licensed the 40/55 nm semiconductor manufacture technology approved by the relevant R.O.C. authorities to USC. The license agreement is effective from December 1, 2015 to December 31, 2019 and USC will pay us certain royalty under this agreement.

Major Long-term Supply and Marketing Agreements

We have entered into long-term distribution, sales, service and marketing agreements with the following companies: UMC Group (USA), an agreement effective from January 1, 2013 through December 3, 2018; United Microelectronics (Europe) B.V., an agreement effective from January 1, 2013 through December 3, 2017; UMC Group Japan Co., Ltd., an agreement effective from February 8, 2013 through December 31, 2017; UMC Korea Co. Ltd., an agreement effective from January 1, 2015 through December 31, 2015; and Hejian, an agreement effective from January 1, 2015 through December 31, 2016.

Major Construction Agreements

We entered into major construction agreements in connections with USC facility with major companies, such as L&K Engineering Company, China Construction Second Engineering Bureau Ltd., and FuJian Tung Kang Steel Co., Ltd., for the construction of the Fab 12X in Xiamen, Fujian Province, China. These agreements are effective from January 1, 2015 to December 31, 2016, and the total contractual amount exceeds NT$15.0 billion.

We also entered into various major facility construction agreements in connection with our Fab 12A fab facility, piping, and various material supply systems, with major companies, such as Concord Technology., Ltd., Chien Yueh Technology Co., Ltd., Worldwide Technology Co., Ltd., and Hueng Luei Process Industry Co., Ltd., for the phase 5 facilities in our Fab12A in the Tainan Science Park. These agreements are effective from January 2015 to December 2016, and the total contractual amount exceeds NT$1.1 billion.

Major Long-term Loan Agreement

We entered into a long-term secured loan agreement effective from January 30, 2013 through January 30, 2020 with the Land Bank of Taiwan for up to NT$6 billion. We pledged the equipment at our semiconductor facilities in Tainan Science Park as collateral. Before the expiration of the utilization period of the long-term secured loan on January 30, 2015, we did not apply for any disbursements of the long-term secured loan. According to the relevant rules of the Land Bank of Taiwan, the said utilization period cannot be extended. We have no intention to renew or extend the long-term secured loan agreement. As no disbursements of the long-term secured loan were made, we will not be required to perform under this long-term secured loan agreement.

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

Foreign Ownership Limitations

Foreign ownership of the issued share capital in a Taiwan Stock Exchange-listed company or a Taipei Exchange-listed company has been limited to 50% in the past. Since December 30, 2000, the 50% limit has been lifted. Foreign investors can now hold such investments without any foreign ownership percentage limitations, unless the law has imposed restrictions otherwise.

Foreign Investors

Each FINI who wishes to invest directly in the R.O.C. securities market is required to register with the Taiwan Stock Exchange and obtain an investment identification number if the FINI is a non-resident and has no sub-investment accounts in the R.O.C. Each FIDI who wishes to invest directly in the R.O.C. securities market is also required to register with the Taiwan Stock Exchange and obtain an investment identification number. The R.O.C. FSC has lifted the limitation on the amount of investment in the R.O.C. securities market for a non-resident FIDI Except for some restrictions imposed by specific laws and regulations, the individual and aggregate foreign ownership of the issued share capital in a Taiwan Stock Exchange-listed company or a Taipei Exchange-listed company is not restricted. An R.O.C. custodian for a non-resident FINI or FIDI is required to submit to the CBC, and the Taiwan Stock Exchange a report of trading activities, inward and outward remittance of capital and status of assets under custody and other matters every month. Foreign institutional investors are not subject to any ceiling for investment in the R.O.C. securities market.

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

In June 2009, the R.O.C. MOEA further allowed PRC persons to make direct investments in Taiwan. However, such direct investment is still subject to various restrictions, such as that that only the industries listed in the Positive List, as promulgated by the Executive Yuan, are legally permitted targets and that all the PRC persons who wish to make direct investments in R.O.C. are required to submit an “investment approval” application to the Investment Commission of the R.O.C. MOEA.

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

Depositary Receipts

In April 1992, the R.O.C. SFB (the predecessor of the R.O.C. FSC) began allowing R.O.C. companies listed on the Taiwan Stock Exchange to sponsor the issuance and sale of depositary receipts evidencing depositary shares. Notifications for these issuances are still required. In December 1994, the Ministry of Finance began allowing companies whose shares are traded on the Taipei Exchange to sponsor the issuance and sale of depositary receipts evidencing depositary shares. On October 24, 2002, the R.O.C. SFB began allowing public companies that are not listed on the Taiwan Stock Exchange or the Taipei Exchange to sponsor the issuance and sale of depositary receipts by way of private placements outside the R.O.C.

A holder of depositary shares wishing to withdraw common shares underlying depositary shares is required to appoint a local agent or representative with qualifications set forth by the R.O.C. FSC to, among other things, open a securities trading account with a local brokerage firm, pay R.O.C. taxes, remit funds, and exercise stockholders’ right. In addition, the withdrawing holder is also required to appoint a custodian bank or a securities firm with qualifications set forth by the R.O.C. FSC to hold payments and the securities in safekeeping, make confirmations, settle trades and report all relevant information in which the securities firm is appointed as the custodian, and the payments be held in safekeeping in a special account opened in a bank approved by the R.O.C. FSC. Without making this appointment and the opening of accounts, the withdrawing holder would be unable to subsequently sell the common shares withdrawn from a depositary receipt facility on either the Taiwan Stock Exchange or the Taipei Exchange.

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

A holder of depositary shares may convert NT dollars into other currencies from proceeds from the sale of any underlying common shares. Proceeds from the sale of the underlying common shares withdrawn from the depositary receipt facility may be used for reinvestment in securities listed on both the Taiwan Stock Exchange and the Taipei Exchange, provided that the investor designates a local securities firm or financial institution as agent to open an NT dollar bank account in advance.

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

Capital Gains

The R.O.C. Income Tax Act was amended and promulgated on December 2, 2015 and took effect from January 1, 2016. According to the newly amended R.O.C. Income Tax Act, the provisions regarding the capital gain from securities transaction were deleted. Accordingly, under the R.O.C. law, gains realized on R.O.C. securities transactions are primarily exempt from income tax.

Subject to the AMT Act, gains realized from various securities transactions by an R.O.C.-resident entity shall be calculated as taxable income for the purpose of the AMT Act and may further be subject to income tax. If the above entity has held common shares for more than three (3) years, 50% of capital gain may be exempted from AMT. In addition, gains realized from transfers of ADSs by non-R.O.C. resident holders are not regarded as income from sources in the R.O.C. and, as a result, any gains derived therefrom are currently not subject to R.O.C. income tax.

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

Estate Taxation and Gift Tax

R.O.C. estate tax is payable on any property within the R.O.C. of a deceased individual who is a non-resident individual or a non-R.O.C. citizen and R.O.C. gift tax is payable on any property located within the R.O.C. donated by any such person. Under the newly amended Articles 13 and 19 of the R.O.C. Estate and Gift Tax Act, which became effective on January 23, 2009, estate tax is currently payable at the rate of 10% and gift tax is payable at the rate of 10%. Under R.O.C. estate and gift tax laws, the common shares will be deemed located in the R.O.C. irrespective of the location of the owner. It is unclear whether a holder of ADSs will be considered to own common shares for this purpose.

Tax Treaties

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, the United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, and Austria which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether a non-R.O.C. holder of ADSs will be considered to own common shares for the purposes of such treaties. Accordingly, a holder of ADSs who is otherwise entitled to the benefit of a treaty should consult its own tax advisors concerning eligibility for benefits under the treaty with respect to the ADSs.

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

U.S. Federal Income Tax Considerations for U.S. Persons

The following is a summary of certain U.S. federal income tax consequences for beneficial owners of our common shares or ADSs, that hold the common shares or ADSs as capital assets and that are U.S. holders that are not citizens of the R.O.C., do not have a permanent establishment in the R.O.C. and are not physically present in the R.O.C. for 183 days or more within a calendar year. You are a U.S. holder if you are, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and that has one or more U.S. persons with the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

With respect to non-corporate U.S. holders (including individuals), certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on common shares (or ADSs backed by such common shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our common shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below with respect to the passive foreign investment company rules, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our common shares will be listed on an established securities market in the United States, we do not believe that dividends we pay on our common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. Moreover, there can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d) (4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders will also not be eligible for the reduced rates of taxation on dividends if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

It is possible that pro rata distributions of common shares or ADSs to all stockholders may be made in a manner that is not subject to U.S. federal income tax. In the event that such distributions are tax-free, the basis of any new common shares or ADSs so received will generally be determined by allocating the U.S. holder’s basis in the old common shares or ADSs between the old common shares or ADSs and the new common shares or ADSs, based on their relative fair market values on the date of distribution. For U.S. federal income tax purposes, any such tax-free share or ADS distribution generally would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any R.O.C. withholding tax imposed on such distributions unless you can use the credit against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. You should consult your own tax advisors regarding all aspects of the foreign tax credit.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe that we are currently (or that we were in 2015) a passive foreign investment company, or PFIC, and we do not expect to become one in the future, although there can be no assurance in this regard.

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

Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$536 million as of December 31, 2015. As of the same date, we also had Japanese Yen-denominated accounts receivable of ¥8,552 million attributable to our Japanese operations and Renminbi-denominated accounts receivable of RMB¥4 million attributable to our China operations. We had U.S. dollar- and Japanese Yen-denominated accounts payables of US$110 million and ¥1,277 million, respectively, as of December 31, 2015.

Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency-denominated accounts receivable, capital expenditures relating to equipment used in manufacturing processes (including photo etching and chemical vapor deposition) and purchased primarily from Europe, Japan and the United States.

The following table provides information as of December 31, 2015 on our market risk sensitive financial instruments.

	As of December 31, 2015
	Book Amount	Fair Amount
	(in NT$ millions)
Time Deposits: Non-Trading Purpose	35,029	35,029
Short-term Loans: Non-Trading Purpose	5,505	5,505
Bonds: Non-Trading Purpose	41,637	42,326
Long-term Loans: Non-Trading Purpose	12,489	12,489

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The tables below provide information of UMC as of December 31, 2015 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Dates					As of December 31, 2015
	2016	2017	2018	2019	2020 and thereunder	Total	Fair Value
	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	702	—	—	—	—	702	702
Average Interest Rate	0.51%	—	—	—	—	0.51%	0.51%
Fixed Rate (¥ JPY)	5,000	—	—	—	—	5,000	5,000
Average Interest Rate	0.01%	—	—	—	—	0.01%	0.01%
Fixed Rate (RMB¥)	903	—	—	—	—	903	903
Average Interest Rate	1.92%	—	—	—	—	1.92%	1.92%
Fixed Rate (NT$)	5,713	—	—	—	—	5,713	5,713
Average Interest Rate	0.38%	—	—	—	—	0.38%	0.38%
Short-term Loans:
Variable Rate (US$)	130	—	—	—	—	130	130
Average Interest Rate	1.00%	—	—	—	—	1.00%	1.00%
Variable Rate ((RMB¥)	234	—	—	—	—	234	234
Average Interest Rate	4.39%	—	—	—	—	4.39%	4.39%
Variable Rate (NT$)	56	—	—	—	—	56	56
Average Interest Rate	1.56%	—	—	—	—	1.56%	1.56%
Unsecured Long-term Loans:
Variable Rate (NT$)	6,480	2,772	474	1,000	—	10,726	10,726
Average Interest Rate	1.27%	1.27%	1.27%	1.27%	—	1.27%	1.27%
Secured Long-term Loans:
Variable Rate (NT$)	122	248	550	524	328	1,771	1,771
Average Interest Rate	2.41%	15.98%	8.27%	8.55%	7.21%	7.50%	7.50%
Bonds:
Unsecured (NT$)	—	7,500	—	—	—	7,500	7,542
Fixed Rate	—	1.43%	—	—	—	1.43%	1.43%
Unsecured (NT$)	—	—	—	2,500	—	2,500	2,557
Fixed Rate	—	—	—	1.63%	—	1.63%	1.63%
Unsecured (NT$)	—	—	7,500	—	—	7,500	7,533
Fixed Rate	—	—	1.35%	—	—	1.35%	1.35%
Unsecured (NT$)	—	—	—	—	2,500	2,500	2,492
Fixed Rate	—	—	—	—	1.50%	1.50%	1.50%
Unsecured (NT$)	—	—	—	—	2,000	2,000	1,998
Fixed Rate	—	—	—	—	1.70%	1.70%	1.70%
Unsecured (NT$)	—	—	—	—	3,000	3,000	3,000
Fixed Rate	—	—	—	—	1.95%	1.95%	1.95%
Unsecured (US$)	—	—	—	—	600	600	560
Fixed Rate	—	—	—	—	0.00%	0.00%	0.00%

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

As of December 31, 2015, we had US$44 million outstanding in foreign currency forward contracts to sell U.S. dollars against NT dollars, respectively.

	Expected Maturity Dates						As of December 31, 2015
	2016		2017	2018	2019	2020 and thereunder	Total		Fair Value
	(in millions, except exchange rates)
Foreign Currency Forward Contracts:
Sell US$ against NT$ Contract Amount	US$	44	—	—	—	—	US$	44	NT$	0.008
Average Contractual Exchange Rate	US$	1=NT$32.915	—	—	—	—	US$	1=NT$32.915		—

Except for the market risks mentioned above, we believe that we did not have any other material market risks as of December 31, 2015.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

In addition, an ADS holder shall be responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	such registration fees as may from time to time be in effect for the registration of common shares or other deposited securities on the share register and applicable to transfers of common shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of ADS holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, deposited securities, ADSs and ADRs;

•	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited securities; and

•	Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

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

Depositary Payments

In 2015, we received the following payments from JPMorgan Chase & Co., the depositary for our ADR program through December 31, 2015.

Service	Fees (US$)
Reimbursement of listing fees	112,302.40
Reimbursement of U.S. SEC filing fees	21,439.60
Reimbursement of accounting supporting fees for FASB and Public Company Accounting Oversight Board	1,960.00
Reimbursement of annual ordinary stockholders’ meeting expenses	11,256.09
Reimbursement of fees in connection with annual financial and Sarbanes-Oxley Act of 2002 audit	782,302.61
Contribution to our company’s investor relations efforts	11,542.13
Others	192,990.00

Total	1,133,792.84

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of 2013, 2014 and 2015.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2015, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2015.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or the COSO criteria. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2015 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2015, which is included immediately following this report.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of United Microelectronics Corporation:

We have audited United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). United Microelectronics Corporation and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, United Microelectronics Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015 of United Microelectronics Corporation and subsidiaries and our report dated April 18, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Taipei, Taiwan

Republic of China

April 18, 2016

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the years ended December 31, 2014 and 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our board of directors has determined that Cheng-Li Huang and Wenyi Chu, two of our independent directors, qualify as audit committee financial experts as defined in Item 16A of Form 20-F and are independent in accordance with the applicable requirements of Rule 10A-3 of the Securities Exchange Act of 1934 requirement.

The U.S. Securities and Exchange Commission has indicated that the designation of Dr. Huang and Dr. Chu as the audit committee financial experts does not: (i) make Dr. Huang or Dr. Chu an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Dr. Huang or Dr. Chu that are greater than those imposed on them as a member of the audit committee and our board of directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the audit committee or our board of directors.

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

	Years ended December 31,
	2014	2015
	NT$	NT$	US$
	(in thousands)
Audit Fees (1)	65,514	63,451	1,935
Audit-related Fees (2)	1,535	6,992	213
Tax Fees (3)	3,266	4,487	137

Total	70,315	74,930	2,285

(1)	Audit fees consist of fees associated with the annual audit, review of our quarterly financial statements, statutory audits and internal control review. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and services related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include review of regulatory checklist for the adoption of our employee stock option plan, certification of our Singapore Branch to Singapore authorities and application for corporation registration.
(3)	Tax fees include fees billed for professional services rendered by Ernst & Young, primarily in connection with our tax compliance activities.

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

Since March 2004, we have from time to time announced plans, which were not binding on us, to buy back our common shares up to a certain amount on the Taiwan Stock Exchange. On July 29, 2015, we announced our 16th share buy-back plan since our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$7.55 and NT$18.80 per share during the period from July 30, 2015 to September 29, 2015. The table below sets forth the repurchases we made in the periods indicated.

Month	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Program	Maximum Number of Shares that May Yet be Purchased Under the Plans or Program
July 2015 (from July 30, 2015)	6,000,000	11.20	6,000,000	194,000,000
August 2015	127,000,000	10.92	133,000,000	67,000,000
September 2015 (till September 15, 2015)	67,000,000	11.17	200,000,000	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Articles of Incorporation of the Company as last amended on June 15, 2011 (1)

2.1	Form of Amendment No. 1 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (2)

2.2	Form of Amendment No. 2 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (3)

4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, R.O.C., the site of Fab 6A (in Chinese with English summary translation) (4)

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8A and United Tower (in Chinese with English summary translation) (5)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8C (in Chinese with English summary translation) (6)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8D (in Chinese with English summary translation) (7)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8E (in Chinese with English summary translation) (8)

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8F (in Chinese with English summary translation) (9)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, R.O.C., the site of Fab 12A (in Chinese with English summary translation) (10)

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation) (11)

Exhibit Number	Description of Exhibits

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8S (in Chinese with English summary translation) (12)

4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab12i (summary) (13)

4.11	Merger Agreement, entered into as of April 29, 2009, among United Microelectronics Corporation, Infoshine Technology Limited and Best Elite International Limited (14)

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors and Officers (15)

11.2	Employee Code of Conduct (16)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.
(1)	Incorporated by reference to Exhibit 1.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-15128) filed with the Commission on April 18, 2014.
(2)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-13796) filed with the Commission on March 2, 2006.
(3)	Incorporated by reference to Exhibit (a) (iii) to the Registrant’s Registration Statement on Form F-6 (File No. 333-98591) filed with the Commission on March 19, 2007.
(4)	Incorporated by reference to Exhibit 4.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(5)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(6)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(7)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(8)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(9)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(10)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(11)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.
(12)	Incorporated by reference to Exhibit 4.9 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(13)	Incorporated by reference to Exhibit 4.10 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(14)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 8, 2009.
(15)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 25, 2005.
(16)	Incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the Commission on March 26, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED MICROELECTRONICS CORPORATION

By:	/s/ CHITUNG LIU
	Name:	Chitung Liu
	Title:	Chief Financial Officer

Date: April 18, 2016

United Microelectronics Corporation and Subsidiaries

Consolidated Financial Statements for years ended December 31, 2013, 2014 and 2015

Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of December 31, 2014 and 2015, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries at December 31, 2014, and December 31, 2015, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 18, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Taipei, Taiwan

Republic of China

April 18, 2016

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2014 and 2015

(Expressed in Thousands, Except for Par Value)

		As of December 31,
	Notes	2014	2015
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	4, 6(1)	45,701,335	53,290,433	1,625,204
Financial assets at fair value through profit or loss, current	4, 5, 6(2), 11(7)	740,129	664,918	20,278
Notes receivable	4	126,141	58,588	1,787
Accounts receivable, net	4, 6(3)	22,207,271	19,059,774	581,268
Accounts receivable-related parties, net	4, 7	36,022	213,460	6,510
Other receivables	4	658,409	632,885	19,301
Current tax assets	4	34,480	24,335	742
Inventories, net	4, 5, 6(4)	15,242,232	17,641,385	538,011
Prepayments		2,003,269	2,164,296	66,005
Non-current assets held for sale	4, 6(25)	6,978,991	—	—
Other current assets		3,134,870	1,066,447	32,523

Total current assets		96,863,149	94,816,521	2,891,629

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2), 11(7)	45,232	81,933	2,499
Available-for-sale financial assets, noncurrent	4, 5, 6(5), 7, 11(7)	24,362,104	23,800,686	725,852
Financial assets measured at cost, noncurrent	4, 6(6)	3,833,006	3,888,309	118,582
Investments accounted for under the equity method	4, 6(7)	6,617,270	10,339,035	315,311
Property, plant and equipment	4, 5, 6(8), 8	166,690,243	186,433,395	5,685,678
Intangible assets	4, 6(9), 7	4,532,938	4,504,088	137,362
Deferred tax assets	4, 5, 6(22)	2,267,138	2,323,242	70,852
Prepayment for equipment		1,063,353	2,333,981	71,180
Refundable deposits	8	1,145,843	2,638,788	80,475
Other noncurrent assets		3,227,257	4,194,315	127,914

Total non-current assets		213,784,384	240,537,772	7,335,705

Total assets		310,647,533	335,354,293	10,227,334

Liabilities and Equity
Current liabilities
Short-term loans	6(10), 8	6,250,754	5,505,049	167,888
Financial liabilities at fair value through profit or loss, current	4, 5, 6(11), 11(7)	42,354	999	30
Notes and accounts payable		6,167,339	5,954,249	181,587
Other payables		12,421,152	12,522,765	381,908
Payables on equipment		10,478,714	14,657,626	447,015
Current tax liabilities	4	3,633,154	3,236,577	98,706
Liabilities directly associated with non-current assets held for sale	4, 6(25)	5,594,850	—	—
Current portion of long-term liabilities	6(13)	3,774,986	6,601,721	201,333
Other current liabilities		835,239	1,007,103	30,714

Total current liabilities		49,198,542	49,486,089	1,509,181

Non-current liabilities
Bonds payable	4, 6(12)	24,977,820	41,636,670	1,269,798
Long-term loans	6(13), 8	8,423,470	5,887,737	179,559
Deferred tax liabilities	4, 5, 6(22)	3,140,251	2,386,100	72,769
Net defined benefit liabilities, noncurrent	4, 5, 6(14)	3,825,490	3,890,801	118,658
Guarantee deposits		451,906	509,708	15,545
Other noncurrent liabilities	9(4)	291,021	6,704,541	204,469

Total non-current liabilities		41,109,958	61,015,557	1,860,798

Total liabilities		90,308,500	110,501,646	3,369,979

Commitments and contingencies	9

Equity attributable to the parent company
Capital	4, 6(15), 6(16)
Common stock - NT$10 par value		127,252,078	127,581,329	3,890,861
Authorized: 26,000,000 thousand shares
Issued: 12,725,208 thousand shares as of December 31, 2014
Issued: 12,758,133 thousand shares as of December 31, 2015
Capital collected in advance		50,970	—	—
Additional paid-in capital	4, 6(12), 6(15), 6(16)
Premiums		37,145,022	37,253,121	1,136,112
Treasury stock transactions		1,827,713	2,151,275	65,608
Transactions with noncontrolling interests		343,821	697,630	21,275
Employee stock options		165,837	—	—
Stock options - conversion right		—	1,572,121	47,945
Other		440,932	501,486	15,294
Retained earnings	6(15)
Legal reserve		6,511,844	7,725,978	235,620
Unappropriated earnings		42,660,570	47,620,502	1,452,288
Other components of equity	4
Exchange differences on translation of foreign operations		(879,026)	1,989,302	60,668

Unrealized gain or loss on available-for-sale financial assets		10,986,762	7,151,151	218,089

Treasury stock	4, 6(15)	(10,017,288)	(11,418,313)	(348,225)

Total equity attributable to the parent company		216,489,235	222,825,582	6,795,535

Non-controlling interests	6(15)	3,849,798	2,027,065	61,820

Total equity		220,339,033	224,852,647	6,857,355

Total liabilities and equity		310,647,533	335,354,293	10,227,334

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2013, 2014 and 2015

(Expressed in Thousands, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2013	2014	2015
		NT$	NT$	NT$	US$
Net operating revenues	4, 6(17) 7, 12	123,811,636	140,012,076	144,830,421	4,416,908
Operating costs	4, 6(4), 6(14), 6(16), 6(18), 12	(100,248,661)	(108,159,398)	(113,061,894)	(3,448,061)

Gross profit		23,562,975	31,852,678	31,768,527	968,847

Operating expenses	4, 6(14), 6(16) 6(18), 7, 12
Sales and marketing expenses		(3,247,000)	(4,011,478)	(4,064,053)	(123,942)
General and administrative expenses		(3,665,472)	(3,562,029)	(3,730,259)	(113,762)
Research and development expenses		(12,493,051)	(13,663,874)	(12,174,824)	(371,297)

Subtotal		(19,405,523)	(21,237,381)	(19,969,136)	(609,001)

Net other operating income and expenses	4, 6(19)	(125,332)	(538,965)	(963,734)	(29,391)

Operating income		4,032,120	10,076,332	10,835,657	330,455

Non-operating income and expenses
Other income	4, 6(20)	1,091,309	1,202,449	1,048,942	31,990
Other gains and losses	4, 6(20), 6(25), 12	1,851,210	2,669,133	1,933,859	58,977
Finance costs	6(8), 6(20)	(678,406)	(746,065)	(523,865)	(15,976)
Share of profit or loss of associates and joint ventures	4, 6(7), 12	697,931	37,179	4,694	143
Bargain purchase gain	4, 6(24)	7,153,529	—	—	—
Exchange gain, net	4, 11	192,779	333,275	369,311	11,263

Subtotal		10,308,352	3,495,971	2,832,941	86,397

Income from continuing operations before income tax		14,340,472	13,572,303	13,668,598	416,852
Income tax expense	4, 5, 6(22), 12	(2,256,834)	(3,125,115)	(1,027,500)	(31,336)

Net income		12,083,638	10,447,188	12,641,098	385,516

Other comprehensive income (loss)	6(21)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	6(14)	456,478	(2,607)	(40,200)	(1,226)
Share of remeasurements of defined benefit plans of associates and joint ventures		—	—	(1,831)	(56)
Income tax effect	4, 5, 6(22)	(77,623)	521	6,809	208

Subtotal		378,855	(2,086)	(35,222)	(1,074)

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(154,613)	4,289,391	2,784,800	84,928
Unrealized gain (loss) on available-for-sale financial assets		(856,326)	1,652,163	(3,760,207)	(114,675)
Share of other comprehensive income (loss) of associates and joint ventures	4, 6(7)	362,491	312,088	(276,327)	(8,427)
Income tax effect	4, 5, 6(22)	468,000	(182,264)	222,327	6,780

Subtotal		(180,448)	6,071,378	(1,029,407)	(31,394)

Total other comprehensive income (loss), net of tax		198,407	6,069,292	(1,064,629)	(32,468)

Total comprehensive income		12,282,045	16,516,480	11,576,469	353,048

Net income attributable to:
Stockholders of the parent		12,608,881	11,108,940	13,254,071	404,211
Non-controlling interests		(525,243)	(661,752)	(612,973)	(18,695)

		12,083,638	10,447,188	12,641,098	385,516

Total comprehensive income attributable to:
Stockholders of the parent		12,796,068	17,035,241	12,251,556	373,637
Non-controlling interests		(514,023)	(518,761)	(675,087)	(20,589)

		12,282,045	16,516,480	11,576,469	353,048

Earnings per share (NTD)	4, 6(23)
Earnings per share-basic		1.02	0.90	1.07	0.03

Earnings per share-diluted		0.96	0.89	1.02	0.03

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2013

(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital			Retained Earnings		Other Components of Equity
	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available- for-Sale Financial Assets	Treasury Stock	Total	Non- controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2013	129,518,055	3,038	47,337,923	4,476,570	25,900,780	(5,680,855)	10,051,872	(12,491,225)	199,116,158	2,571,139	201,687,297
Appropriation and distribution of 2012 retained earnings
Legal reserve	—	—	—	772,254	(772,254)	—	—	—	—	—	—
Cash dividends	—	—	—	—	(5,061,310)	—	—	—	(5,061,310)	—	(5,061,310)
Net income for the year ended December 31, 2013	—	—	—	—	12,608,881	—	—	—	12,608,881	(525,243)	12,083,638
Other comprehensive income (loss), net of tax for the year ended December 31, 2013	—	—	—	—	378,855	436,883	(628,551)	—	187,187	11,220	198,407

Total comprehensive income (loss)	—	—	—	—	12,987,736	436,883	(628,551)	—	12,796,068	(514,023)	12,282,045

Share-based payment transaction	402,762	22,644	46,073	—	—	—	—	—	471,479	—	471,479
Convertible bonds repurchased	—	—	(57,954)	—	—	—	—	—	(57,954)	—	(57,954)
Treasury stock acquired	—	—	—	—	—	—	—	(2,245,445)	(2,245,445)	—	(2,245,445)
Treasury stock cancelled	(3,000,000)	—	(1,843,588)	—	—	—	—	4,843,588	—	—	—
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	—	(5,157)	—	—	—	—	—	(5,157)	—	(5,157)
Changes in subsidiaries’ ownership	—	—	251,136	—	—	—	—	—	251,136	(600,009)	(348,873)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	—	59,023	—	—	—	—	—	59,023	—	59,023
Effect of consolidation of subsidiaries	—	—	—	—	—	—	—	—	—	2,862,881	2,862,881

Balance as of December 31, 2013	126,920,817	25,682	45,787,456	5,248,824	33,054,952	(5,243,972)	9,423,321	(9,893,082)	205,323,998	4,319,988	209,643,986

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2014

(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital			Retained Earnings		Other Components of Equity
	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available- for-Sale Financial Assets	Treasury Stock	Total	Non- controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2014	126,920,817	25,682	45,787,456	5,248,824	33,054,952	(5,243,972)	9,423,321	(9,893,082)	205,323,998	4,319,988	209,643,986
Appropriation and distribution of 2013 retained earnings
Legal reserve	—	—	—	1,263,020	(1,263,020)	—	—	—	—	—	—
Cash dividends	—	—	—	—	(125,063)	—	—	—	(125,063)	—	(125,063)
Cash paid from additional paid-in capital	—	—	(6,128,094)	—	—	—	—	—	(6,128,094)	—	(6,128,094)
Net income for the year ended December 31, 2014	—	—	—	—	11,108,940	—	—	—	11,108,940	(661,752)	10,447,188
Other comprehensive income (loss), net of tax for the year ended December 31, 2014	—	—	—	—	(2,086)	4,364,946	1,563,441	—	5,926,301	142,991	6,069,292

Total comprehensive income (loss)	—	—	—	—	11,106,854	4,364,946	1,563,441	—	17,035,241	(518,761)	16,516,480

Share-based payment transaction	331,261	25,288	32,889	—	—	—	—	61,637	451,075	—	451,075
Convertible bonds repurchased	—	—	48,756	—	—	—	—	—	48,756	—	48,756
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	—	(1,237)	—	—	—	—	—	(1,237)	—	(1,237)
Changes in subsidiaries’ ownership	—	—	93,147	—	(113,153)	—	—	—	(20,006)	59,785	39,779
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	—	90,408	—	—	—	—	(185,843)	(95,435)	—	(95,435)
Effect of deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	—	(11,214)	(11,214)

Balance as of December 31, 2014	127,252,078	50,970	39,923,325	6,511,844	42,660,570	(879,026)	10,986,762	(10,017,288)	216,489,235	3,849,798	220,339,033

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2015

(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital			Retained Earnings		Other Components of Equity
	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available- for-Sale Financial Assets	Treasury Stock	Total	Non- controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2015	127,252,078	50,970	39,923,325	6,511,844	42,660,570	(879,026)	10,986,762	(10,017,288)	216,489,235	3,849,798	220,339,033
Appropriation and distribution of 2014 retained earnings
Legal reserve	—	—	—	1,214,134	(1,214,134)	—	—	—	—	—	—
Cash dividends	—	—	—	—	(6,939,322)	—	—	—	(6,939,322)	—	(6,939,322)
Net income for the year ended December 31, 2015	—	—	—	—	13,254,071	—	—	—	13,254,071	(612,973)	12,641,098
Other comprehensive income (loss), net of tax for the year ended December 31, 2015	—	—	—	—	(35,222)	2,868,328	(3,835,611)	—	(1,002,505)	(62,114)	(1,064,619)

Total comprehensive income (loss)	—	—	—	—	13,218,849	2,868,328	(3,835,611)	—	12,251,566	(675,087)	11,576,479

Share-based payment transaction	329,251	(50,970)	254,974	—	—	—	—	681,445	1,214,700	—	1,214,700
Embedded conversion options derived from convertible bonds	—	—	1,572,121	—	—	—	—	—	1,572,121	—	1,572,121
Treasury stock acquired	—	—	—	—	—	—	—	(2,203,442)	(2,203,442)	—	(2,203,442)
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	—	(2,946)	—	—	—	—	—	(2,946)	—	(2,946)
Changes in subsidiaries’ ownership	—	—	357,393	—	(105,461)	—	—	—	251,932	(127,817)	124,115
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	—	78,528	—	—	—	—	120,972	199,500	—	199,500
Effect of deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	—	(1,019,829)	(1,019,829)
Others	—	—	(7,762)	—	—	—	—	—	(7,762)	—	(7,762)

Balance as of December 31, 2015	127,581,329	—	42,175,633	7,725,978	47,620,502	1,989,302	7,151,151	(11,418,313)	222,825,582	2,027,065	224,852,647

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013, 2014 and 2015

(Expressed in Thousands)

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income before tax	14,340,472	13,572,303	13,668,598	416,852

Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	37,241,788	38,785,576	43,473,008	1,325,801
Amortization	1,190,524	1,871,778	1,999,101	60,967
Bad debt expenses (reversal)	(36,821)	104,841	(183,957)	(5,610)
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	(191,686)	(54,228)	94,453	2,880
Interest expense	596,232	687,178	470,310	14,343
Interest revenue	(301,726)	(495,730)	(356,084)	(10,860)
Dividend revenue	(789,583)	(706,719)	(692,858)	(21,130)
Share-based payment	28,337	24,382	838	25
Share of profit of associates and joint ventures	(697,931)	(37,179)	(4,694)	(143)
Gain on disposal of property, plant and equipment	(40,897)	(81,811)	(97,366)	(2,969)
Gain on disposal of non-current assets held for sale	—	—	(41,203)	(1,257)
Gain on disposal of investments	(2,224,418)	(2,445,259)	(2,517,137)	(76,765)
Impairment loss on financial assets	1,275,775	304,517	1,245,491	37,984
Impairment loss on non-financial assets	56,693	596,678	1,021,010	31,138
Gain on repurchases of bonds	(83,629)	(13,944)	—	—
Exchange loss (gain) on financial assets and liabilities	208,493	361,191	(125,836)	(3,838)
Exchange loss on long-term liabilities	190,737	119,846	—	—
Bargain purchase gain	(7,153,529)	—	—	—
Amortization of deferred income	(44,101)	(41,090)	(34,405)	(1,049)

Income and expense adjustments	29,224,258	38,980,027	44,250,671	1,349,517
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	460	(23,235)	(36,262)	(1,106)
Notes receivable and accounts receivable	886,762	(6,013,039)	3,429,797	104,599
Other receivables	89,343	(18,507)	(22,615)	(690)
Inventories	(112,589)	(1,893,932)	(1,917,966)	(58,492)
Prepayments	373,795	(861,497)	(696,632)	(21,245)
Other current assets	(1,889,239)	(985,505)	2,116,853	64,558
Notes and accounts payable	845,365	(711,229)	(498,776)	(15,211)
Other payables	(176,478)	2,032,810	1,079,596	32,924
Other current liabilities	(16,168)	158,440	(181,193)	(5,526)
Net defined benefit liabilities	15,020	25,098	25,112	766
Other noncurrent liabilities-others	62,928	(3,178)	532,367	16,236

Cash generated from operations	43,643,929	44,258,556	61,749,550	1,883,182
Interest received	282,564	494,148	368,617	11,242
Dividend received	808,564	888,281	917,040	27,967
Interest paid	(446,070)	(565,845)	(648,938)	(19,791)
Income tax paid	(816,526)	(286,888)	(2,343,390)	(71,466)

Net cash provided by operating activities	43,472,461	44,788,252	60,042,879	1,831,134

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(79,758)	(180,966)	(136,264)	(4,155)
Proceeds from disposal of financial assets at fair value through profit or loss	104,302	22,292	—	—
Acquisition of available-for-sale financial assets	(733,034)	(1,941,739)	(4,800,576)	(146,404)
Proceeds from disposal of available-for-sale financial assets	2,965,245	3,311,317	1,964,457	59,910
Acquisition of financial assets measured at cost	(1,263,269)	(489,035)	(95,310)	(2,907)
Proceeds from disposal of financial assets measured at cost	84,120	677,339	57,584	1,756
Acquisition of investments accounted for under the equity method	(8,560)	(182,184)	(2,474,851)	(75,476)
Proceeds from disposal of investments accounted for under the equity method	161	74,394	—	—
Decrease in prepayment for investments	34,803	—	—	—
Proceeds from capital reduction and liquidation of investments	372,550	131,172	559,830	17,073
Acquisition of subsidiaries (net of cash acquired)	2,641,314	—	414,958	12,655
Disposal of subsidiaries	(93,284)	(15,617)	(834,955)	(25,464)
Acquisition of property, plant and equipment	(32,911,352)	(43,237,007)	(60,504,149)	(1,845,201)
Proceeds from disposal of property, plant and equipment	576,634	338,196	148,316	4,523
Proceeds from disposal of non-current assets held for sale	—	—	641,866	19,575
Increase in refundable deposits	(184,306)	(94,112)	(1,818,998)	(55,474)
Decrease in refundable deposits	277,333	231,107	316,180	9,643
Acquisition of intangible assets	(2,881,754)	(1,153,356)	(1,088,313)	(33,190)
Cash inflow from combination	—	—	1,583	48
Increase in other noncurrent assets-others	(430,857)	(340,611)	(1,116,501)	(34,050)
Decrease in other noncurrent assets-others	13,548	242,996	29,349	895

Net cash used in investing activities	(31,516,164)	(42,605,814)	(68,735,794)	(2,096,243)

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013, 2014 and 2015

(Expressed in Thousands)

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase in short-term loans	13,149,006	9,879,359	14,965,506	456,405
Decrease in short-term loans	(14,371,089)	(5,744,551)	(14,900,862)	(454,433)
Proceeds from bonds issued	10,000,000	5,000,000	18,424,800	561,903
Bonds issuance costs	(12,010)	(5,090)	(83,880)	(2,558)
Redemption of bonds	(2,153,438)	(14,137,308)	—	—
Proceeds from long-term loans	2,737,337	6,284,000	4,952,870	151,048
Repayments of long-term loans	(6,199,532)	(3,858,996)	(5,337,929)	(162,791)
Increase in guarantee deposits	171,267	133,172	50,061	1,527
Decrease in guarantee deposits	(33,865)	(26,026)	(10,064)	(307)
Increase in other financial liabilities	—	—	6,107,635	186,265
Cash dividends and cash paid from additional paid-in capital	(5,061,303)	(6,253,150)	(6,939,016)	(211,620)
Exercise of employee stock options	442,423	370,811	289,413	8,826
Treasury stock acquired	(2,245,445)	—	(2,203,442)	(67,199)
Treasury stock sold to employees	—	61,653	681,614	20,787
Proceeds from disposal of treasury stock	967	—	—	—
Acquisition of non-controlling interests	(343,989)	—	(932,367)	(28,434)
Change in non-controlling interests	(4,618)	38,261	(15,102)	(461)

Net cash provided by (used in) financing activities	(3,924,289)	(8,257,865)	15,049,237	458,958

Effect of exchange rate changes on cash and cash equivalents	310,180	1,457,172	721,688	22,010

Net increase (decrease) in cash and cash equivalents	8,342,188	(4,618,255)	7,078,010	215,859
Cash and cash equivalents at beginning of year	42,488,490	50,830,678	46,212,423	1,409,345

Cash and cash equivalents at end of year	50,830,678	46,212,423	53,290,433	1,625,204

Reconciliation of the balances of cash and cash equivalents at end of year:
Cash and cash equivalents balances on the consolidated balance sheets	50,830,678	45,701,335	53,290,433	1,625,204
Cash and cash equivalents included in non-current assets held for sale	—	511,088	—	—

Cash and cash equivalents at end of year	50,830,678	46,212,423	53,290,433	1,625,204

Investing activities partially paid by cash:
Cash paid for acquiring property, plant and equipment
Increase in property, plant and equipment	34,140,108	47,278,467	64,654,844	1,971,785
Add: Effect of acquisition of subsidiaries	89,592	—	—	—
Add: Payable at beginning of year	5,382,395	6,700,743	10,742,203	327,606
Less: Effect of disposal of subsidiaries	—	—	(127,297)	(3,882)
Less: Payable at end of year	(6,700,743)	(10,742,203)	(14,765,601)	(450,308)

Cash paid	32,911,352	43,237,007	60,504,149	1,845,201

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 12.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were approved and authorized for issue by the audit committee of the Board of Directors on April 15, 2016.

3.	NEW ACCOUNTING PRONOUNCEMENT UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

a.	The Company has not adopted the following new, revised or amended IFRSs that have been issued by the International Accounting Standards Board (IASB) but not yet effective:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 11	Accounting for Acquisitions of Interests in Joint Operations - Amendments to IFRS 11	January 1, 2016
IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation - Amendments to IAS 16 and IAS 38	January 1, 2016
IAS 16 and IAS 41	Agriculture: Bearer Plants - Amendments to IAS 16 and IAS 41	January 1, 2016

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IAS 27	Equity Method in Separate Financial Statements - Amendments to IAS 27	January 1, 2016
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - Amendments to IFRS 10 and IAS 28	Subject to IASB’s announcement
Improvements to International Financial Reporting Standards (2012-2014 cycle)
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations	January 1, 2016
IFRS 7	Financial Instruments: Disclosures	January 1, 2016
IAS 19	Employee Benefits	January 1, 2016
IAS 34	Interim Financial Reporting	January 1, 2016
IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception - Amendments to IFRS 10, IFRS 12 and IAS 28	January 1, 2016
IAS 1	Disclosure Initiative - Amendments to IAS 1	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 16	Leases	January 1, 2019
IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses - Amendments to IAS 12	January 1, 2017
IAS 7	Disclosure Initiative - Amendments to IAS 7	January 1, 2017

b.	The potential effects of adopting the standards or interpretations issued by IASB on the Company’s financial statements in future periods are summarized as below:

IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations” (Amendment) (IFRS 11)

The amendments to IFRS 11 require that the relevant principles on business combinations accounting in IFRS 3, “Business Combinations” (IFRS 3) and other standards should be applied in accounting for the acquisition of an interest in a joint operation in which the activity constitutes a business. The amendments are applicable to both the acquisition of the initial interest in a joint operation with an existing business and the acquisition of an additional interest in the same joint operation. However, a previously held interest is not remeasured when the acquisition of an additional interest in the same joint operation results in retaining joint control. Transactions between an investor and a joint operation under common control are also excluded. The amendment is effective for annual periods beginning on or after January 1, 2016 with earlier application permitted. The impact that adoption of the new amendment will have on our financial position and results of operation will be dependent upon the specific terms of any applicable future acquisition of joint arrangements.

IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortisation” (Amendment)

The amendment to IAS 16, “Property, Plant and Equipment” clarifies that depreciation of an item of property, plant and equipment based on revenue generated by using the asset is not appropriate. The amendment to IAS 38, “Intangible Assets” establishes a rebuttable presumption that amortization of an intangible asset based on revenue generated by using the asset is inappropriate. The presumption may only be rebutted in certain limited circumstances where the intangible asset is expressed as a measure of revenue; or where it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated. The amendment is effective for annual periods beginning on or after January 1, 2016 with earlier application permitted and is not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28) - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures. IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized in full. IFRS 10 was also amended so that the gains or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture. The effective date of this amendment has been postponed indefinitely, but early adoption is allowed. The amendment is not expected to have a material impact on the Company’s consolidated financial statements.

IAS 1 “Presentation of Financial Statements” - “Disclosure Initiative” (Amendment)

The amendments (1) clarify that an entity must not reduce the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions. The amendments reemphasize that, when a standard requires a specific disclosure, the information must be assessed to determine whether it is material and, consequently, whether presentation or disclosure of that information is warranted, (2) clarify that specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated, and how an entity shall present additional subtotals, (3) clarify that entities have flexibility as to the order in which they present the notes to financial statements, but also emphasize that understandability and comparability should be considered by an entity when deciding on that order, (4) removing the examples of the income taxes accounting policy and the foreign currency accounting policy, as these were considered unhelpful in illustrating what significant accounting policies could be, and (5) clarify that the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, classified between those items that will or will not be subsequently reclassified to profit or loss. The amendment is effective for annual periods beginning on or after January 1, 2016 and is not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 15 “Revenue from Contracts with Customers” (IFRS 15)

The core principle of IFRS 15 is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue; information related to performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. The standard will apply to annual periods beginning on or after January 1, 2018, and early adoption is permitted. When IFRS 15 is effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application. The Company is currently assessing the impact that the new standard may have on its consolidated financial statements.

IFRS 9 “Financial Instruments” (IFRS 9)

IASB has issued the final completed version of IFRS 9, which combines classification and measurement, the expected credit loss impairment model and hedge accounting. The standard will replace IAS 39, “Financial Instruments: Recognition and Measurement” (IAS 39) and all previous versions of IFRS 9 which introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The final completed version of IFRS 9 requires the followings: (1) Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics. Financial liabilities are measured at amortized cost or fair value through profit or loss. Furthermore there is requirement that “own credit risk” adjustments are not recognized in profit or loss. (2) Impairment: Expected credit loss model is used to evaluate impairment. Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. (3) Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio. The new standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact that the new standard may have on its consolidated financial statements.

IFRS 16 “Leases” (IFRS 16)

The new standard requires lessees to account for all leases under a single on-balance sheet model (subject to certain exemptions). Lessor accounting still uses the dual classification approach: operating lease and finance lease. The Standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact that the new standard may have on its consolidated financial statements.

IAS 12 “Income Taxes” - Recognition of Deferred Tax Assets for Unrealised Losses (Amendment)

The amendment clarifies how to account for deferred tax assets for unrealized losses. The amendment is effective for annual periods beginning on or after January 1, 2017 and is not expected to have a material impact on the Company’s consolidated financial statements.

IAS 7 “Statement of Cash Flows” - Disclosure Initiative (Amendment)

The amendment relates to changes in liabilities arising from financing activities and to require a reconciliation of the carrying amount of liabilities at the beginning and end of the period. The amendment is effective for annual periods beginning on or after January 1, 2017 and is expected to increase the disclosures in the consolidated financial statements.

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

b.	The consolidated entities as of December 31, 2014 and 2015 were as follows:

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2014	2015
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	86.88	91.06
UMC	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	81.53	77.74
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.16	43.10
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00	100.00
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.99	6.89
FORTUNE	WAVETEK	Sales and manufacturing of integrated circuits	—	0.45
FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Sales and manufacturing of solar power cell	26.04	—

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2014	2015
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25	13.01
UNITRUTH	WAVETEK	Sales and manufacturing of integrated circuits	—	0.28
UNITRUTH	TOPCELL	Sales and manufacturing of solar power cell	1.03	—
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87	4.54
TLC	TOPCELL	Sales and manufacturing of solar power cell	2.37	—
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	—	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy Technical Services	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	78.72	82.76
NBI	TOPCELL	Sales and manufacturing of solar power cell	62.38	—
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00
TERA ENERGY	TERA ENERGY USA INC.	Solar project	100.00	—
TERA ENERGY	SMART ENERGY ENTERPRISES LIMITED	Investment holding	100.00	—

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2014	2015
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00
WAVETEK-SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00
HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USC) (Note A)	Sales and manufacturing of integrated circuits	—	33.33

Note A:	Pursuant to the agreement entered into with Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP as described in Note 9(4), the Company injected RMB 0.6 billion in USC in January 2015 to acquire control of its Board of Directors. The Company included USC in consolidation beginning from January 2015.

(4)	Business Combinations and Goodwill

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in accordance with IAS 39, either in profit or loss or other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred and non-controlling interests, the difference is recognized as a gain on bargain purchase.

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

Where goodwill forms part of a CGU and part of the operation within that unit is disposed, the goodwill associated with the operation disposed is included in the carrying amount of the operation. Goodwill disposed in this circumstance is measured based on the relative values of the operation disposed and the portion of the CGU retained.

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

(7)	Convenience Translation into U.S. Dollars

Translations of amount from NTD into U.S. dollars (USD) for the reader’s convenience were calculated at the rate of USD1.00 to NTD32.79 on December 31, 2015 released by Board of Governors of the Federal Reserve System. No representation is made that the NTD amounts could have been, or could be, converted into USD at this rate.

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

Purchase or sale of financial assets and liabilities are recognized using trade date accounting. All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

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

Upon an associate’s issuance of new shares, if the Company takes up more shares than its original proportionate holding while maintaining its significant influence over that associate, such increase would be accounted for as an acquisition of an additional equity interest in the associate. Upon an associate’s issuance of new shares, if the Company does not take up proportionate shares and reduces its stockholding percentage while maintaining its significant influence over that associate, the Company will treat the transaction as deemed disposal and reclassify to profit or loss the proportion of the gain or loss previously recognized in other comprehensive income relating to that reduction in ownership interest where appropriate.

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

The Company determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired. An impairment loss, being the difference between the recoverable amount of the associate and joint venture and its carrying amount, is recognized in profit or loss in the statement of comprehensive income and forms part of the carrying amount of the investments.

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

Gains or losses arising from derecognition of an intangible asset are recognized in other operating income and expenses.

Accounting policies of the Company’s intangible assets are summarized as follows:

a.	Goodwill arising from business combination is not amortized, and is tested for impairment annually or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicates that the goodwill is impaired, an impairment loss is recognized. Goodwill impairment losses cannot be reversed once recognized.

b.	Software is amortized over 1~6 years on a straight-line basis.

c.	Patent and technology license fee: Upon signing of contract and obtaining the right to intellectual property, any portion attributable to non-cancellable and mutually agreed future fixed license fees for patent and technology is discounted and recognized as an intangible asset and related liability. The cost of the intangible asset is not revalued once determined on initial recognition, and is depreciated over the economic life (5~10 years) on a straight-line basis. Interest expenses from the related liability are recognized and calculated based on the EIR method. Based on the timing of payments, the liability is classified as current and non-current.

d.	Others are mainly the intellectual property license fees, amortized over the shorter of the contract term or estimated economic life (3 years) of the related technology on a straight-line basis.

(16)	Impairment of Non-Financial Assets

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

Exchangeable bonds

UMC also has exchangeable bonds where the bondholders may exchange the bonds into ordinary shares of certain public entities which UMC holds as available-for-sale financial assets. When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the carrying amount of the bonds is offset against the carrying amount of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

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

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. The specific criteria described below must also be met before revenue is recognized.

Sales revenue

The Company manufactures semiconductors for creditworthy customers based on their design specifications, pursuant to manufacturing agreements and/or purchase orders at contractual prices. The Company ships wafers mainly under the trade term, Free Carrier (FCA), through which the title and risk of loss for the wafers are transferred to the customers upon delivery to carriers approved by the customers. Sales revenue is recognized at this point, having also fulfilled all of the following criteria pursuant to IAS 18, paragraph 14:

a.	the significant risks and rewards of ownership of the goods have been transferred to the customer;

b.	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;

c.	the amount of revenue can be measured reliably;

d.	it is probable that the economic benefits associated with the transaction will flow to the entity; and

e.	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue is measured at the fair value of the consideration received or receivable, net of sales returns and discounts, which are estimated based on customer complaints, historical experience and other known factors. Sales returns and discounts are recorded in the same period in which sales are made.

Interest income

For financial assets measured at amortized cost (including held-to-maturity financial assets) and financial assets at fair value through profit or loss, interest income is recorded using the effective interest rate and recognized in profit or loss.

Dividends

Revenue is recognized when the Company’s right to receive the dividends is established, which is generally when stockholders approve the dividend.

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

Deferred income tax

Deferred income tax is determined using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in financial statements at the reporting date.

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

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax losses and unused tax credits can be utilized, except:

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

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at the acquisition date, might be realized and recognized subsequently as follows:

a.	Acquired deferred tax benefits recognized with in the measured period that result from new information about facts and circumstances that existed at the acquisition date shall be applied to reduce the carrying amount of any goodwill related to that acquisition. If the carrying amount of that goodwill is zero, any remaining deferred tax benefits shall be recognized in profit or loss;

b.	All other acquired deferred tax benefits realized shall be recognized in profit or loss, other comprehensive income or equity.

(23)	Earnings per Share

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

(2)	Inventories

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

(3)	Post-Employment Benefits

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

(4)	Impairment of Property, Plant and Equipment

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

(5)	Income Tax

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

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Cash on hand	$3,878	$3,943
Checking and savings accounts	10,389,664	14,464,203
Time deposits	30,782,070	33,962,629
Repurchase agreements collateralized by government and corporate bonds	4,525,723	4,859,658

Total	$45,701,335	$53,290,433

Please refer to the consolidated statements of cash flows for the reconciliation of the balances of cash and cash equivalents on the consolidated statements of cash flows and the consolidated balance sheets.

(2)	Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Designated financial assets at fair value through profit or loss
Convertible bonds	$150,550	$295,708

Financial assets held for trading
Listed stocks	246,183	258,055
Corporate bonds	388,628	192,080
Forward exchange contracts	—	1,008

Subtotal	634,811	451,143

Total	$785,361	$746,851

Current	$740,129	$664,918
Noncurrent	45,232	81,933

Total	$785,361	$746,851

(3)	Accounts Receivable, Net

	As of December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Accounts receivable	$23,307,624	$20,253,481
Less: allowance for sales returns and discounts	(828,029)	(1,103,139)
Less: allowance for doubtful accounts	(272,324)	(90,568)

Net	$22,207,271	$19,059,774

Aging analysis of accounts receivable, net:

	As of December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Neither past due nor impaired	$17,067,173	$15,643,254

Past due but not impaired:
≤ 30 days	4,409,411	2,497,133
31 to 60 days	313,494	652,241
61 to 90 days	230,086	213,367
91 to 120 days	32,858	38,597
> 120 days	154,249	15,182

Subtotal	5,140,098	3,416,520

Total	$22,207,271	$19,059,774

Movement on allowance for individually evaluated doubtful accounts:

	For the years ended December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Beginning balance	$574,421	$272,324
Net charge for the period	116,789	(181,756)
Reclassification	(418,886)	—

Ending balance	$272,324	$90,568

The terms for third party domestic sales were month-end 30~60 days, while the collection periods for third party overseas sales were net 30~60 days.

The impairment losses assessed individually as of December 31, 2014 and 2015 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts. The Company has no collateral with respect to those accounts receivables.

(4)	Inventories, Net

	As of December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Raw materials	$2,136,306	$2,522,906
Supplies and spare parts	1,627,687	2,044,550
Work in process	10,204,855	11,025,222
Finished goods	1,273,384	2,048,707

Total	$15,242,232	$17,641,385

a.	For the years ended December 31, 2013, 2014 and 2015, the Company recognized NT$97,675 million, NT$105,320 million and NT$109,782 million, respectively, in operating costs, of which NT$974 million and NT$330 million in 2013 and 2014, respectively, were related to gains recognized when the circumstances that caused the net realizable value of inventory to be lower than its cost no longer existed and NT$574 million loss in 2015 was as a result of the net realized value of inventory being lower than its cost.

b.	No inventories were pledged as of December 31, 2014 and 2015.

(5)	Available-For-Sale Financial Assets, Non-Current

	As of December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Common stocks	$23,510,084	$21,586,850
Preferred stocks	781,148	1,166,256
Depositary receipts	—	196,560
Funds	70,872	851,020

Total	$24,362,104	$23,800,686

(6)	Financial Assets Measured at Cost, Non-Current

	As of December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Common stocks	$602,429	$598,295
Preferred stocks	3,100,211	3,160,427
Funds	130,366	129,587

Total	$3,833,006	$3,888,309

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair value cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)	Investments Accounted For Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2014		2015
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
	NT$		NT$
	(In Thousands)		(In Thousands)
Listed company
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$—	—	$1,793,203	13.94

Unlisted companies
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	731,565	50.00	680,374	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	35,532	50.00	32,737	50.00
LIST EARN ENTERPRISE INC.	10,660	49.00	10,486	49.00
MTIC HOLDINGS PTE. LTD.	105,872	45.44	81,342	45.44
YUNG LI INVESTMENTS, INC.	211,739	45.16	317,294	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,860,202	45.00	1,913,134	45.00
WINAICO IMMOBILIEN GMBH (Note B)	256,064	44.78	233,713	44.78
UNITECH CAPITAL INC.	682,191	42.00	532,186	42.00
HSUN CHIEH INVESTMENT CO., LTD.	1,328,051	36.49	1,197,976	36.49
YANN YUAN INVESTMENT CO., LTD.	—	—	2,299,914	31.94
CTC CAPITAL PARTNERS I, L.P.	183,681	31.40	221,607	31.40
VSENSE CO., LTD.	—	—	101,281	28.63
UNITED LED CORPORATION HONG KONG LIMITED	518,495	29.03	478,112	25.14
ACHIEVE MADE INTERNATIONAL LTD.	121,567	23.32	116,321	23.32
CLIENTRON CORP.	—	—	234,273	20.28
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	124,249	10.38	95,082	10.38
MOS ART PACK CORP. (MAP) (Note D)	238,373	72.98	—	—
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (Note E)	9,586	55.25	—	—
TRANSLINK CAPITAL PARTNERS III, L.P. (Note C)	199,443	29.29	—	—

Total	$6,617,270		$10,339,035

Note A:	Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its board of directors. As a result, the investment was revalued to fair value and reclassified out of the available-for-sale category as an investment in associate accounted for under the equity method. Fair value remeasurement that was previously recognized in other comprehensive income was reclassified to profit or loss in the current period.

Note B:	SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C:	The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

Note D:	On March 10, 2011, MAP filed for liquidation through a decision at its stockholders’ meeting. The liquidation was completed on December 3, 2015.

Note E:	On June 19, 2012, UNITED LIGHTING filed for liquidation through a decision at its stockholders’ meeting. The liquidation was completed on November 23, 2015.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to nil and NT$1,793 million, as of December 31, 2014 and 2015, respectively. The fair value of these investments were nil and NT$1,534 million, as of December 31, 2014 and 2015, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.	Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company. For individually immaterial associates and joint ventures, the following tables summarized the amount recognized by the Company at its share of those associates and joint ventures separately. When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2013, 2014 and 2015 were NT$83 million, NT$138 million and NT$46 million, respectively, which were not included in the following table.

(i)	The aggregate amount of the Company’s share of its all individually immaterial associates that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Profit from continuing operations	$732,380	$79,407	$44,834
Other comprehensive income (loss)	250,070	139,030	(360,618)

Total comprehensive income (loss)	$982,450	$218,437	$(315,784)

(ii)	The aggregate amount of the Company’s share of its all individually immaterial joint ventures that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Loss from continuing operations	$(34,449)	$(42,228)	$(40,140)
Other comprehensive income (loss)	—	—	—

Total comprehensive loss	$(34,449)	$(42,228)	$(40,140)

(8)	Property, Plant and Equipment

	As of December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Land	$1,314,402	$1,314,402
Buildings	12,955,815	17,271,051
Machinery and equipment	119,069,687	124,628,140
Transportation equipment	14,630	17,627
Furniture and fixtures	942,520	1,288,250
Leasehold improvement	12,210	9,814
Construction in progress and equipment awaiting inspection	32,380,979	41,904,111

Net	$166,690,243	$186,433,395

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2014	$1,925,691	$25,846,909	$630,966,729	$66,554	$5,285,463	$1,800,921	$19,368,388	$685,260,655
Additions	—	—	—	—	—	—	40,655,242	40,655,242
Disposals	(10,626)	—	(3,109,952)	(1,535)	(50,820)	(2,880)	—	(3,175,813)
Transfers and reclassifications	(600,663)	(294,360)	27,538,645	1,946	101,944	(1,732,413)	(28,055,788)	(3,040,689)
Exchange effect	—	284,999	7,095,006	718	23,322	2,652	413,137	7,819,834

As of December 31, 2014	$1,314,402	$25,837,548	$662,490,428	$67,683	$5,359,909	$68,280	$32,380,979	$727,519,229

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2015	$1,314,402	$25,837,548	$662,490,428	$67,683	$5,359,909	$68,280	$32,380,979	$727,519,229
Additions	—	—	—	—	—	—	57,837,663	57,837,663
Acquired in business combination	—	—	123,124	—	31,009	—	210	154,343
Disposals	—	—	(2,834,152)	(1,647)	(47,209)	—	—	(2,883,008)
Transfers and reclassifications	—	5,364,106	47,374,249	7,804	702,498	731	(48,284,824)	5,164,564
Exchange effect	—	195,219	5,397,419	411	17,939	1,420	(29,917)	5,582,491

As of December 31, 2015	$1,314,402	$31,396,873	$712,551,068	$74,251	$6,064,146	$70,431	$41,904,111	$793,375,282

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2014	$—	$12,167,522	$505,795,974	$51,507	$4,136,774	$755,978	$—	$522,907,755
Depreciation	—	1,177,362	36,948,450	4,492	355,951	299,321	—	38,785,576
Impairment loss	—	—	579,222	—	17,456	—	—	596,678
Disposals	—	—	(2,868,400)	(1,535)	(49,499)	(2,880)	—	(2,922,314)
Transfers and reclassifications	—	(526,946)	(2,840,427)	(1,883)	(63,864)	(998,792)	—	(4,431,912)
Exchange effect	—	63,795	5,805,922	472	20,571	2,443	—	5,893,203

As of December 31, 2014	$—	$12,881,733	$543,420,741	$53,053	$4,417,389	$56,070	$—	$560,828,986

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2015	$—	$12,881,733	$543,420,741	$53,053	$4,417,389	$56,070	$—	$560,828,986
Depreciation	—	1,188,944	41,923,305	4,725	353,005	3,029	—	43,473,008
Impairment loss	—	—	1,003,230	—	17,780	—	—	1,021,010
Disposals	—	—	(2,782,911)	(1,454)	(47,063)	—	—	(2,831,428)
Transfers and reclassifications	—	(305)	1,380	—	20,542	—	—	21,617
Exchange effect	—	55,450	4,357,183	300	14,243	1,518	—	4,428,694

As of December 31, 2015	$—	$14,125,822	$587,922,928	$56,624	$4,775,896	$60,617	$—	$606,941,887

For the years ended December 31, 2014 and 2015, the Company identified indicators of impairment at certain subsidiaries due to its net operating profit being lower than expected. The Company determined that certain property, plant and equipment would not generate the expected future cash flows. The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount, determined on the basis of value in use, using the present value of future cash flows the Company expects to derive from operating these assets. After considering the relevant objective evidence, the Company recorded an impairment loss of NT$597 million and NT$795 million at discount rates of 12.6% and 13.0% for the years ended December 31, 2014 and 2015, respectively, all of which came from new business segment.

Please refer to Note 8 for property, plant and equipment pledged as collateral.

The amounts of total interest expense before capitalization of borrowing costs were NT$803 million, NT$992 million and NT$867 million for the years ended December 31, 2013, 2014 and 2015, respectively. Details of capitalized borrowing costs are as follows:

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Buildings	$43,199	$85,104	$69,258
Machinery and equipment	163,206	218,282	308,805
Others	30	1,651	17,506

Total interest capitalized	$206,435	$305,037	$395,569

Interest rates applied	0.19%~2.28%	1.33%~2.21%	1.35%~2.10%

(9)	Intangible Assets

	As of December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Goodwill	$7,791	$15,188
Software	215,998	377,643
Patents and technology license fees	3,021,788	2,871,308
Others	1,287,361	1,239,949

Net	$4,532,938	$4,504,088

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2014	$50,863	$432,462	$4,155,667	$2,110,088	$6,749,080
Additions	—	—	8,666	1,220,421	1,229,087
Disposals	—	(130,165)	—	(363,593)	(493,758)
Reclassifications	(43,072)	185,462	(287)	(62,409)	79,694
Exchange effect	—	2,985	65,698	(8)	68,675

As of December 31, 2014	$7,791	$490,744	$4,229,744	$2,904,499	$7,632,778

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2015	$7,791	$490,744	$4,229,744	$2,904,499	$7,632,778
Additions	—	1,173	263,847	1,061,083	1,326,103
Acquired in business combination	7,397	330	11,023	—	18,750
Disposals	—	(148,140)	—	(544,018)	(692,158)
Reclassifications	—	305,571	(259)	—	305,312
Exchange effect	—	3,220	42,393	(7)	45,606

As of December 31, 2015	$15,188	$652,898	$4,546,748	$3,421,557	$8,636,391

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2014	$—	$259,210	$754,898	$995,325	$2,009,433
Amortization	—	142,963	438,518	1,047,392	1,628,873
Disposals	—	(130,165)	—	(363,593)	(493,758)
Reclassifications	—	1,398	(32)	(61,981)	(60,615)
Exchange effect	—	1,340	14,572	(5)	15,907

As of December 31, 2014	$—	$274,746	$1,207,956	$1,617,138	$3,099,840

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2015	$—	$274,746	$1,207,956	$1,617,138	$3,099,840
Amortization	—	146,652	452,183	1,108,492	1,707,327
Disposals	—	(148,139)	—	(544,018)	(692,157)
Exchange effect	—	1,996	15,301	(4)	17,293

As of December 31, 2015	$—	$275,255	$1,675,440	$2,181,608	$4,132,303

The amortization amounts of intangible assets are as follows:

	For the years ended December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Operating cost	$521,588	$534,860

Operating expense	$1,107,285	$1,172,467

Significant technology licenses obtained by the Company amounted to NT$2,858 million and NT$2,483 million as of December 31, 2014 and 2015, respectively, which were included in the carrying amounts of patents and technology license fees. The remaining amortization periods as of December 31, 2014 and 2015 were 7~8 years and 6~7 years, respectively.

(10)	Short-Term Loans

	As of December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured bank loans	$6,250,754	$5,505,049

	For the years ended December 31,
	2013	2014	2015
Interest rates applied	0.57%~4.38%	0.57%~2.50%	0.61%~4.85%

a.	The Company’s unused short-term lines of credits amounted to NT$19,650 million and NT$35,863 million as of December 31, 2014 and 2015, respectively.

b.	Please refer to Note 8 for property, plant and equipment pledged as collateral for short-term loans.

(11)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Forward exchange contracts	$42,354	$999

(12)	Bonds Payable

	As of December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured domestic bonds payable	$25,000,000	$25,000,000
Unsecured convertible bonds payable	—	18,196,332
Less: Discounts on bonds payable	(22,180)	(1,559,662)

Total	$24,977,820	$41,636,670

A.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

a.	Issue Amount: US$127.2 million

b.	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Unimicron Technology Corporation (Unimicron) on the TWSE, translated into U.S. dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into U.S. dollars at the rate of NTD 32.197=USD 1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds would be redeemable in U.S. dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TWSE for a period of five consecutive trading days.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.	Terms of Exchange:

i.	Underlying Securities: Ordinary shares of Unimicron

ii.	Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price was originally NT$51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.	Redemption on the Maturity Date:

The bonds matured on December 2, 2014, and UMC redeemed the bonds at 97.53% of the principal amount. The principal amount of the redeemed bonds was US$127.2 million.

B.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

a.	Issue Amount: US$80 million

b.	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TWSE, translated into U.S. dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into U.S. dollars at the rate of NTD 32.197=USD 1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds would be redeemable in U.S. dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TWSE for a period of five consecutive trading days.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.	Terms of Exchange:

i.	Underlying Securities: Ordinary shares of Novatek

ii.	Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price was originally NT$108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.	Exchange of the Bonds:

As of December 31, 2013, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$77 million into Novatek shares. Gains from disposal of investments and gains from exchange of bonds from bondholders exercising exchange rights during the year ended December 31, 2013 amounted NT$1,137 million and were recognized as non-operating income and expenses.

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

UMC redeemed bonds with principal amount of US$324 million as requested by investors on May 27, 2014. The associated convertible rights were deemed cancelled and the consideration paid for the early redemption was fully allocated to the liability components. UMC adjusted the carrying amount of the liability components to reflect actual consideration paid and recognized a loss amount to NT$194 million as non-operating income and expenses. UMC reclassified cancelled convertible rights of NT$441 million from additional paid-in capital – stock options to additional paid-in capital – others.

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

D.	In early June, 2012, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at a rate of 1.43%, and the principal will be repayable in June 2017 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at a rate of 1.63%, and the principal will be repayable in June 2019 upon maturity.

E.	In mid-March, 2013, UMC issued five-year and seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at a rate of 1.35%, and the principal will be repayable in March 2018 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at a rate of 1.50%, and the principal will be repayable in March 2020 upon maturity.

F.	In mid-June, 2014, UMC issued seven-year and ten-year domestic unsecured corporate bonds amounting to NT$5,000 million, with a face value of NT$1 million per unit. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest will be paid annually at a rate of 1.70%, and the principal will be repayable in June 2021 upon maturity. The ten-year domestic unsecured corporate bond was issued in the amount of NT$3,000 million. Interest will be paid annually at a rate of 1.95%, and the principal will be repayable in June 2024 upon maturity.

G.	On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. The terms and conditions of the bonds are as follows:

a	Issue Amount: US$600 million

b.	Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

c.	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price. The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.	Terms of Conversion:

i.	Underlying Securities: Ordinary shares of UMC

ii.	Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share. The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The conversion price was NT$16.7408 per share on December 31, 2015.

e.	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.	The bondholders shall have exercised the conversion right before maturity; or

iii.	The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million. The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(13)	Long-Term Loans

a.	Details of long-term loans as of December 31, 2014 and 2015 are as follows:

	As of December 31,
Lenders	2014	2015	Redemption
	NT$ (In Thousands)	NT$ (In Thousands)
Secured Long-Term Loan from Mega International Commercial Bank (1)	$80,358	$51,137	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	16,000	12,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.

	As of December 31,
Lenders	2014	2015	Redemption
	NT$ (In Thousands)	NT$ (In Thousands)
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	87,647	52,588	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	—	40,156	Effective January 10, 2013 to January 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	84,265	61,794	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	—	19,410	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	—	22,750	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	—	7,300	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	—	110,000	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (8)	—	2,510	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.

	As of December 31,
Lenders	2014	2015	Redemption
	NT$ (In Thousands)	NT$ (In Thousands)
Secured Long-Term Loan from Taiwan Cooperative Bank (9)	—	5,900	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	2,700,000	2,625,000	Repayable quarterly from October 31, 2015 to July 31, 2017 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	—	1,385,000	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank (1)	300,000	1,423,077	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank (2)	1,230,769	—	Repayable quarterly from December 28, 2012 to December 28, 2015 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	500,000	444,445	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	1,000,000	1,900,000	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note A)	1,000,000	2,000,000	Settlement due on August 30, 2016 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	2,666,667	1,333,333	Repayable quarterly from December 29, 2014 to December 29, 2016 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note C)	1,000,000	1,000,000	Settlement due on December 29, 2019 with monthly interest payments.
Secured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	—	Repayable semi-annually from February 7, 2015 to February 7, 2016 with monthly interest payments.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	150,000	—	Repayable semi-annually from October 25, 2010 to April 25, 2015 with monthly interest payments.

Subtotal	12,200,706	12,496,400
Less: Administrative expenses from syndicated loans	(2,250)	(6,942)
Less: Current portion	(3,774,986)	(6,601,721)

Total	$8,423,470	$5,887,737

	For the years ended December 31,
	2013	2014	2015
Interest Rates	1.23%~2.51%	1.23%~2.51%	1.10%~2.95%

Note A:	UMC entered into a 5-year loan agreement with CTBC Bank, effective from August 30, 2011. The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, August 30, 2016. As of December 31, 2014 and 2015, the unused line of credit were NT$1.5 billion and NT$0.5 billion, respectively.

Note B:	UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from December 29, 2011. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments. The expiration date of the agreement is December 29, 2016. As of December 31, 2014 and 2015, all lines of credit were used.

Note C:	UMC entered into a 5-year loan agreement with KGI Bank, effective from September 25, 2014. The agreement offered UMC a revolving line of credit of NT$2 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is December 29, 2019. As of December 31, 2014 and 2015, the unused line of credit were both NT$1 billion.

b.	Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

c.	On December 24, 2014, the Board of Directors resolved to provide endorsement for NEXPOWER’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million. As of December 31, 2014 and 2015, the actual amount provided were both NT$1,385 million.

(14)	Post-Employment Benefits

a.	Defined contribution plan

The Labor Pension Act of the R.O.C. (the Act) is a defined contribution plan. Under the Act, the monthly contributions percentage shall not be less than 6% of these employees’ monthly wages. Accordingly, a total of NT$554 million, NT$597 million and NT$620 million were contributed by the Company for the years ended December 31, 2013, 2014 and 2015, respectively. Pension benefits for employees of the Singapore branch, and other subsidiaries overseas were provided in accordance with the local regulations, and during the years ended December 31, 2013, 2014 and 2015, the Company made total contributions of NT$393 million, NT$445 million and NT$531 million, respectively.

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of an administered pension fund committee. For the years ended December 31, 2013, 2014 and 2015, total pension expenses of NT$124 million, NT$113 million and NT$111 million, respectively, were recognized by the Company.

i.	Movements in present value of defined benefit obligation during the year:

	For the years ended December 31,
	2014	2015
	NT$ (In Thousands)	NT$ (In Thousands)
Defined benefit obligation at beginning of year	$(5,402,350)	$(5,450,787)
Items recognized as profit or loss:
Service cost	(37,481)	(30,973)
Interest cost	(108,047)	(114,468)

Subtotal	(145,528)	(145,441)

	For the years ended December 31,
	2014	2015
	NT$ (In Thousands)	NT$ (In Thousands)
Remeasurements recognized in other comprehensive income (loss):
Arising from changes in demographic assumptions	59	342,640
Arising from changes in financial assumptions	86,437	(336,679)
Experience adjustments	(94,315)	(56,398)

Subtotal	(7,819)	(50,437)

Benefits paid	104,910	260,310

Defined benefit obligation at end of year	$(5,450,787)	$(5,386,355)

ii.	Movements in fair value of plan assets during the year:

	For the years ended December 31,
	2014	2015
	NT$ (In Thousands)	NT$ (In Thousands)
Beginning balance of fair value of plan assets	$1,604,565	$1,625,297
Items recognized as profit or loss:
Interest income on plan assets	32,091	34,132
Contribution by employer	88,339	86,198
Payment of benefit obligation	(104,910)	(260,310)
Remeasurements recognized in other comprehensive income (loss):
Return on plan assets, excluding amounts included in interest income	5,212	10,237

Fair value of plan assets at end of year	$1,625,297	$1,495,554

The actual returns on plan assets of the Company for the years ended December 31, 2014 and 2015 were NT$37 million and NT$44 million, respectively.

iii.	The defined benefit plan recognized on the consolidated balance sheets are as follows:

	As of December 31,
	2014	2015
	NT$ (In Thousands)	NT$ (In Thousands)
Present value of the defined benefit obligation	$(5,450,787)	$(5,386,355)
Fair value of plan assets	1,625,297	1,495,554

Funded status	(3,825,490)	(3,890,801)

Net defined benefit liabilities, noncurrent recognized on the consolidated balance sheets	$(3,825,490)	$(3,890,801)

iv.	The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2014	2015
	UMC and FORTUNE	UMC and FORTUNE
Cash	21%	21%
Equity instruments	50%	49%
Debt instruments	26%	27%
Others	3%	3%

Employee pension fund is deposited under a trust administered by the Bank of Taiwan. The overall expected rate of return on assets is determined based on historical trend and analysts’ expectations on the assets’ returns in the market over the obligation period. Furthermore, the utilization of the fund is determined by the labor pension fund supervisory committee, which also guarantees the minimum earnings to be no less than the earnings attainable from interest rates offered by local banks for two-year time deposits.

v.	The principal underlying actuarial assumptions are as follows:

	As of December 31, 2014
	UMC	FORTUNE
Discount rate	2.10%	2.25%
Rate of future salary increase	4.00%	3.00%

	As of December 31, 2015
	UMC	FORTUNE
Discount rate	1.70%	1.75%
Rate of future salary increase	4.00%	3.00%

vi.	Expected future benefit payments are as follows:

Year	As of December 31, 2015
NT$ (In Thousands)
2016	$166,482
2017	164,761
2018	180,278
2019	208,575
2020	252,078
2021 and thereafter	4,973,582

Total	$5,945,756

The Company expects to make pension fund contribution of NT$91 million in 2016. The weighted-average durations of the defined benefit obligation are 16 years and 13 years as of December 31, 2014 and 2015, respectively.

vii.	Sensitivity analysis:

As of December 31, 2014
	Discount rate		Rate of future salary increase
	1% increase	1% decrease	1% increase	1% decrease
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Decrease (increase) in defined benefit obligation	$780,187	$(942,897)	$(853,732)	$728,582

As of December 31, 2015
	Discount rate		Rate of future salary increase
	1% increase	1% decrease	1% increase	1% decrease
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Decrease (increase) in defined benefit obligation	$536,135	$(617,562)	$(539,803)	$482,681

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(15)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of December 31, 2014 and 2015, of which 12,725 million shares and 12,758 million shares were issued as of December 31, 2014 and 2015, respectively, each at a par value of NT$10.

ii.	UMC had 150 million and 136 million ADSs, which were traded on the NYSE as of December 31, 2014 and 2015, respectively. The total number of common shares of UMC represented by all issued ADSs were 749 million shares and 678 million shares as of December 31, 2014 and 2015, respectively. One ADS represents five common shares.

iii.	Among the employee stock options issued by UMC on June 19, 2009, 36 million options were exercised for the year ended December, 31 2014. The issuance process was completed through the authority.

iv.	Among the employee stock options issued by UMC on June 19, 2009, 28 million options had been exercised for the year ended December 31, 2015. The issuance process was completed through the authority.

v.	UMC sold 5 million shares and 61 million shares of treasury stock to employees for the years ended December 31, 2014 and 2015, respectively, which were repurchased during the period from March 15 to May 6, 2013, for the purpose of transferring to employees.

b.	Treasury stock:

i.	UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market. The purpose for repurchase and changes in treasury stock during the years ended December 31, 2014 and 2015 are as follows:

For the year ended December 31, 2014 (In thousands of shares)

Purpose	As of January 1, 2014	Increase	Decrease	As of December 31, 2014
For transfer to employees	200,000	—	5,490	194,510

For the year ended December 31, 2015 (In thousands of shares)

Purpose	As of January 1, 2015	Increase	Decrease	As of December 31, 2015
For transfer to employees	194,510	200,000	60,696	333,814

ii.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As of December 31, 2014 and 2015, the treasury stock held by UMC did not exceed the threshold.

iii.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries and associates is treated as treasury stock. According to the Company Act of R.O.C., these subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.	As of December 31, 2014 and 2015, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., and associate, HSUN CHIEH INVESTMENT CO., LTD., held 16 million shares and 441 million shares, respectively, of UMC’s stock as available-for-sale financial assets. As of December 31, 2014 and 2015, UMC’s associate, MEGA MISSION LIMITED PARTNERSHIP, held 29 million shares and 10 million shares, respectively, of UMC’s stock as financial assets at fair value through profit or loss. The closing prices of UMC’s stock on December 31, 2014 and 2015 were NT$14.75 and NT$12.10, respectively.

c.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of all taxes and dues;

ii.	Offset prior years’ operation losses;

iii.	Appropriate 10% of the remaining amount after deducting items (i) and (ii) as a legal reserve;

iv.	Appropriate or reverse special reserve in accordance with relevant laws or regulations, and

v.	Appropriate 0.1% of the remaining amount after deducting items (i), (ii), (iii) and (iv) as directors’ remuneration; and

vi.	After deducting items (i), (ii), (iii) and (iv) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain criteria determined by the Board of Directors, are also eligible for the employee stock bonus.

vii.	The distribution of the remaining portion, if any, will be recommended by the Board of Directors and resolved in the stockholders’ meeting.

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

In consideration of the revision of the Company Act in May 2015 (Please refer to Note 6(18) for more details), the Board of Directors resolved the amendment of UMC’s Articles of Incorporation on March 16, 2016. The amendment will be proposed for approval at the stockholders’ meeting in June 2016. According to the amendment of UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of all taxes and dues;

ii.	Offset prior years’ operation losses;

iii.	Appropriate 10% of the remaining amount after deducting items (i) and (ii) as a legal reserve, until the accumulated legal reserve equals the total amount of capital;

iv.	Appropriate or reverse special reserve in accordance with relevant laws or regulations, and

v.	After deducting items (i), (ii), (iii) and (iv) above from the current year’s earnings and together with the prior years’ unappropriated earnings, the distribution proposal according to dividend policies will be recommend by the Board of Directors and resolved in the stockholders’ meeting.

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

2014 distribution of earnings was approved through the stockholders’ meeting on June 9, 2015, while 2015 distribution was approved through the Board of Directors’ meeting on March 16, 2016. The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2014	2015	2014	2015
Legal reserve	$1,214,134	$1,344,862
Cash dividends	6,939,322	6,906,973	$0.55	$0.55

The cash dividend per share for 2014 was adjusted to NT$0.54969673 per share according to the resolution of the Board of Directors’ meeting on June 17, 2015. The adjustment was made for the increase in outstanding common shares that resulted from the exercises of employee stock options and the transfers of treasury shares to employees after the stockholders’ meeting.

The appropriation of 2015 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date. Information on the Board of Directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(18) for information on the employees’ compensation and remuneration to directors.

d.	Non-controlling interests:

	For the years ended December 31,
	2013	2014	2015
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Balance as of January 1	$2,571,139	$4,319,988	$3,849,798
Attributable to non-controlling interests:
Net loss	(525,243)	(661,752)	(612,973)
Other comprehensive income (loss)	11,220	142,991	(62,114)
Changes in subsidiaries’ ownership	(600,009)	59,785	(127,817)
Effect of consolidation (deconsolidation) of subsidiaries	2,862,881	(11,214)	(1,019,829)

Balance as of December 31	$4,319,988	$3,849,798	$2,027,065

(16)	Employee Stock Options

On May 12, 2009, the Company was authorized by the Securities and Futures Bureau of FSC, to issue employee stock options with a total number of 500 million units each. Each unit entitled an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options would be made through the issuance of new shares by the Company. The exercise prices of the options were set at the closing prices of the Company’s common stock on the dates of grant. The contractual lives were 6 years and an optionee might exercise the options in accordance with certain schedules as prescribed by the plans after 2 years from the dates of grant. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding as of December 31, 2015 (in thousands)	Shares available to option holders as of December 31, 2015 (in thousands)	Exercise price (NT$)
June 19, 2009	300,000	—	—	$10.40

Total	300,000	—	—

a.	A summary of the Company’s stock option plan and related information for the years ended December 31, 2013, 2014 and 2015 is as follows:

For the year ended December 31, 2013

	Options (in thousands)	Shares available to option holders (in thousands)	Weighted - average exercise price per share (NTD)
Outstanding at beginning of period	465,006	465,006	$15.86
Exercised	(42,540)	(42,540)	$10.40
Forfeited	(12,000)	(12,000)	$16.73
Expired	(322,698)	(322,698)	$18.03

Outstanding at end of period	87,768	87,768	$10.40

Exercisable at end of period	82,839	82,839	$10.40

For the year ended December 31, 2014

	Options (in thousands)	Shares available to option holders (in thousands)	Weighted - average exercise price per share (NTD)
Outstanding at beginning of period	87,768	87,768	$10.40
Exercised	(35,655)	(35,655)	$10.40
Forfeited	(3,384)	(3,384)	$10.40

Outstanding at end of period	48,729	48,729	$10.40

Exercisable at end of period	44,222	44,222	$10.40

For the year ended December 31, 2015

	Options (in thousands)	Shares available to option holders (in thousands)	Weighted - average exercise price per share (NTD)
Outstanding at beginning of period	48,729	48,729	$10.40
Exercised	(27,828)	(27,828)	$10.40
Forfeited	(469)	(469)	$10.40
Expired	(20,432)	(20,432)	$10.40

Outstanding at end of period	—	—	$10.40

Exercisable at end of period	—	—	$10.40

b.	All employee stock options expired on June 18, 2015. Therefore, both total number of options outstanding and shares exercisable to option holders were zero.

The weighted-average share price at the date of exercise of employee stock options for the years ended December 31, 2013, 2014 and 2015 were NT$13.46, NT$14.06 and NT$14.95, respectively. The compensation expenses for the years ended December 31, 2013, 2014 and 2015 were NT$29 million, NT$1 million and NT$1 million, respectively.

(17)	Operating Revenues

	For the years ended December 31,
	2013	2014	2015
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Net sales
Sale of goods	$119,900,985	$134,526,268	$140,640,738
Other operating revenues
Royalty	10,691	1,767,723	18,616
Mask tooling	2,925,145	3,137,979	3,424,335
Others	974,815	580,106	746,732

Net operating revenues	$123,811,636	$140,012,076	$144,830,421

On August 29, 2014, UMC entered into a technology license contract with FUJITSU SEMICONDUCTOR LIMITED (“FUJITSU”) under which UMC granted a perpetual license to its 40LP (low power) process technology to FUJITSU for royalty income. As UMC completed all the performance obligations under the contract by the end of 2014, the royalty income was recognized in 2014.

(18)	Operating Costs and Expenses

The Company’s personnel, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2013			2014			2015
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$ (In Thousands)			NT$ (In Thousands)			NT$ (In Thousands)

Personnel expenses
Salaries	$12,591,125	$4,944,704	$17,535,829	$14,066,492	$5,719,457	$19,785,949	$14,790,037	$6,168,362	$20,958,399
Labor and health insurance	719,009	297,857	1,016,866	794,333	318,830	1,113,163	820,037	340,102	1,160,139
Pension	799,176	281,573	1,080,749	873,437	282,209	1,155,646	943,297	324,866	1,268,163
Other personnel expenses	178,025	74,493	252,518	212,883	75,599	288,482	229,491	96,498	325,989
Depreciation	34,990,350	2,180,969	37,171,319	36,427,088	2,307,181	38,734,269	41,022,028	2,381,481	43,403,509
Amortization	530,897	659,627	1,190,524	633,786	1,237,992	1,871,778	654,711	1,344,390	1,999,101

Based on Article 235-1 of Company Act revised on May 20, 2015, the Company shall distribute a portion of current year’s profit as employees’ compensation after offsetting the cumulative losses, if any. The aforementioned employees’ compensation distributed in the form of shares or in cash shall be resolved by a majority vote at a meeting of Board of Directors attended by two-thirds of the total number of directors and reported at the stockholders’ meeting. The Board of Directors approved the distribution on March 16, 2016 and will amend the Articles of Incorporation according to the aforementioned revision of Company Act at the stockholders’ meeting in 2016. The employees’ compensation for 2015 was determined based on the revised Articles of Incorporation and will be reported at the stockholders’ meeting.

The policies of employees’ compensation and remuneration to directors bound by the amendment of UMC’s Articles of Incorporation, which will be proposed in the stockholders’ meeting, are as follows:

The Company shall distribute no less than 5% of current year’s profit as employees’ compensation and no greater than 0.1% of current year’s profit as remuneration to directors after offsetting the cumulative losses, if any. The employees’ compensation shall be distributed in the form of shares or in cash to the employee who satisfies certain criteria set up by the Board of Directors. The remuneration to directors shall be distributed in cash only. The employees’ compensation and remuneration to directors shall be resolved by a majority vote at a meeting of Board of Directors attended by two-thirds of the total number of directors and reported at the stockholders’ meeting.

The Company estimates the amounts of the employees’ compensation and remuneration to directors and recognizes them in the profit or loss during the periods when earned for the years ended December 31, 2014 and 2015. The Board of Directors estimated the amount by taking into consideration UMC’s Articles of Incorporation, government regulations and industry averages. If the board subsequently modifies the estimates significantly, UMC will recognize the change as an adjustment in the profit or loss in the same period. The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.

2014 employees’ compensation and directors’ remuneration were approved through the stockholders’ meeting on June 9, 2015, while 2015 employees’ compensation and directors’ remuneration were approved through the Board of Directors’ meeting on March 16, 2016. The details of information are as follows:

	2014	2015
	NT$ (In Thousands)	NT$ (In Thousands)
Employees’ compensation – Cash	$1,458,956	$1,131,180
Directors’ remuneration	10,812	12,086

The aforementioned 2014 employees’ compensation and remuneration to directors approved during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors on March 18, 2015.

Information on the aforementioned employees’ compensation and remuneration to directors can be obtained from the “Market Observation Post System” on the website of the TWSE.

(19)	Net Other Operating Income and Expenses

	For the years ended December 31,
	2013	2014	2015
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Net rental loss from property	$(38,665)	$(24,098)	$(84,492)
Gain on disposal of property, plant and equipment	40,897	81,811	97,366
Impairment reversal (loss) of property, plant and equipment	984	(596,678)	(1,021,010)
Impairment loss of intangible assets	(57,677)	—	—
Others	(70,871)	—	44,402

Total	$(125,332)	$(538,965)	$(963,734)

(20)	Non-Operating Income and Expenses

a.	Other income

	For the years ended December 31,
	2013	2014	2015
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Interest income
Bank deposits	$264,320	$471,153	$313,620
Others	37,406	24,577	42,464
Dividend income	789,583	706,719	692,858

Total	$1,091,309	$1,202,449	$1,048,942

b.	Other gains and losses

	For the years ended December 31,
	2013	2014	2015
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Gain on valuation of financial assets and liabilities at fair value through profit or loss:
Designated financial assets at fair value through profit or loss	$11,446	$34,816	$8,462
Financial assets held for trading	—	44,310	—
Embedded derivative financial liabilities	229,262	60,064	—
Loss on valuation of financial assets and liabilities at fair value through profit or loss:
Financial assets held for trading	(49,022)	—	(21,020)
Forward exchange contract	—	(84,962)	(81,895)
Impairment loss:
Available-for-sale financial assets, noncurrent	(1,132,353)	(176,958)	(1,238,932)
Financial assets measured at cost, noncurrent	(143,422)	(127,559)	(6,559)
Gain on disposal of investments	2,224,418	2,445,259	2,517,137
Others	710,881	474,163	756,666

Total	$1,851,210	$2,669,133	$1,933,859

c.	Finance costs

	For the years ended December 31,
	2013	2014	2015
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Interest expenses
Bonds payable	$356,586	$465,577	$290,132
Bank loans	239,438	221,879	180,068
Others	208	(278)	110
Financial expenses	82,174	58,887	53,555

Total	$678,406	$746,065	$523,865

(21)	Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2013
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$456,478	$—	$456,478	$(77,623)	$378,855
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	1,416,910	(1,571,523)	(154,613)	424,551	269,938
Unrealized gain (loss) on available-for-sale financial assets	223,917	(1,080,243)	(856,326)	72,674	(783,652)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	381,170	(18,679)	362,491	(29,225)	333,266

Total other comprehensive income (loss)	$2,478,475	$(2,670,445)	$(191,970)	$390,377	$198,407

	For the year ended December 31, 2014
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(2,607)	$—	$(2,607)	$521	$(2,086)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	4,290,260	(869)	4,289,391	40,380	4,329,771
Unrealized gain (loss) on available-for-sale financial assets	3,598,159	(1,945,996)	1,652,163	(187,652)	1,464,511
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	312,815	(727)	312,088	(34,992)	277,096

Total other comprehensive income (loss)	$8,198,627	$(1,947,592)	$6,251,035	$(181,743)	$6,069,292

	For the year ended December 31, 2015
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(40,200)	$—	$(40,200)	$6,809	$(33,391)
Share of remeasurements of defined benefit plans of associates and joint ventures	(1,831)	—	(1,831)	—	(1,831)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	2,784,800	—	2,784,800	(21,026)	2,763,774
Unrealized gain (loss) on available-for-sale financial assets	(2,843,916)	(916,291)	(3,760,207)	281,203	(3,479,004)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(277,004)	677	(276,327)	(37,850)	(314,177)

Total other comprehensive income (loss)	$(378,151)	$(915,614)	$(1,293,765)	$229,136	$(1,064,629)

(22)	Income Tax

a.	The major components of income tax expense for the years ended December 31, 2013, 2014 and 2015 were as follows:

i.	Income tax expense recorded in profit or loss

	For the years ended December 31,
	2013	2014	2015
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Current income tax expense (benefit):
Current income tax charge	$554,592	$3,439,422	$2,081,552
Adjustments in respect of current income tax of prior periods	55,318	(485,580)	(154,769)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	1,086,871	(650,172)	(1,431,680)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	1,402,632	1,924,919	654,065
Adjustment of prior year’s deferred income tax	(201,548)	307,661	(1,690)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(641,031)	(1,411,135)	(119,978)

Income tax expense recorded in profit or loss	$2,256,834	$3,125,115	$1,027,500

ii.	Income tax relating to components of other comprehensive income (loss)

Items that will not be reclassified:

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Remeasurements of defined benefit pension plans	$(77,623)	$521	$6,809

Items that may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Exchange differences on translation of foreign operations	$424,551	$40,380	$(21,026)
Unrealized loss (gain) on available-for-sale financial assets	72,674	(187,652)	281,203
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(29,225)	(34,992)	(37,850)

Income tax relating to items that may be reclassified subsequently to profit or loss	$468,000	$(182,264)	$222,327

iii.	Deferred income tax charged directly to equity

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Temporary differences arising from the initial recognition of the equity component separately from the liability component	$16,406	$83,185	$(322,001)
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	1,237	(2,870)	1,040

Income tax charged directly to equity	$17,643	$80,315	$(320,961)

b.	A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Income before tax	$14,340,472	$13,572,303	$13,668,598

At UMC’s statutory income tax rate of 17%	2,437,880	2,307,291	2,323,662
Adjustments in respect of current income tax of prior periods	55,318	(485,580)	(154,769)
Net change in loss carry-forward and investment tax credits	1,837,319	212,862	705,857
Recognition and derecognition of temporary differences	(396,514)	427,605	11,421
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(97,322)	(328,456)	(1,649,709)
Investment gain	(1,744,070)	(266,413)	(1,196,376)
Dividend income	(107,915)	(107,436)	(90,201)
Others	240,408	(181,598)	354,485
Basic tax	—	16,379	—
Estimated 10% income tax on unappropriated earnings	—	1,092,466	344,932
Effect of different tax rates applicable to UMC and its subsidiaries	(52,235)	(13,833)	(6,225)
Taxes withheld in other jurisdictions	46,257	382,912	16,629
Others	37,708	68,916	367,794

Income tax expense recorded in profit or loss	$2,256,834	$3,125,115	$1,027,500

c.	Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31,
	2014		2015
	Amount	Tax effect	Amount	Tax effect
	NT$ (In Thousands)		NT$ (In Thousands)
Deferred income tax assets
Investment tax credits		$528,390		$—
Depreciation	$3,262,978	493,580	$5,541,838	881,603
Loss carry-forward	10,293	910	17,475	2,231
Pension	3,800,509	646,087	3,861,009	656,372
Allowance for sales returns and discounts	697,343	118,548	1,007,449	171,266
Allowance for inventory valuation losses	1,273,730	212,525	1,755,537	294,284
Investment loss	1,154,706	215,782	1,079,356	208,802
Others	207,426	51,316	532,635	108,684

Total deferred income tax assets		2,267,138		2,323,242

Deferred income tax liabilities
Unrealized exchange gain	(1,652,483)	(280,922)	(1,960,967)	(333,364)
Depreciation	(6,527,694)	(1,088,314)	(1,036,606)	(155,491)
Investment gain	(13,287,787)	(1,358,836)	(10,246,059)	(1,195,474)
Convertible bond option	—	—	(1,695,120)	(288,170)
Amortizable assets	(2,714,290)	(407,144)	(2,742,811)	(411,422)
Others	(36,113)	(5,035)	(12,818)	(2,179)

Total deferred income tax liabilities		(3,140,251)		(2,386,100)

Net deferred income tax liabilities		$(873,113)		$(62,858)

d.	Movement of deferred tax

	For the years ended December 31,
	2014	2015
	NT$ (In Thousands)	NT$ (In Thousands)
Balance at January 1	$(601,175)	$(873,113)
Amounts recognized in profit or loss during the period	(171,273)	899,283
Amounts recognized in other comprehensive income	(181,743)	229,136
Amounts recognized in equity	80,315	(320,961)
Exchange adjustments	763	2,797

Balance at December 31	$(873,113)	$(62,858)

e.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2015, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2013 and 2011, respectively, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2009. UMC has applied for a recheck of the 2011, 2012 and 2013 tax returns to the competent tax collection authorities as UMC disagreed with the decision made in the tax assessment notices.

f.	UMC was granted several income tax exemption periods with respect to income derived from the expansion of operations. The income tax exemption periods will expire on December 31, 2020.

g.	The Company’s unused investment tax credits were as follows:

As of December 31, 2014

Expiration year	Investment tax credits earned	Balance of unused investment tax credits
	NT$ (In Thousands)	NT$ (In Thousands)
2015	$584,388	$584,388
2016	5,596	5,596

	$589,984	$589,984

As of December 31, 2015

Expiration year	Investment tax credits earned	Balance of unused investment tax credits
	NT$ (In Thousands)	NT$ (In Thousands)
2016	$5,596	$5,589

h.	The unutilized accumulated losses for the Company were as follows:

As of December 31, 2014

Expiration year	Accumulated loss	Unutilized accumulated loss
	NT$	NT$
	(In Thousands)	(In Thousands)
2015	$149,181	$149,181
2016	21,616	21,616
2017	15,844	15,844
2018	165,258	98,221
2019	600,180	600,180
2020	799,425	782,733
2021	2,334,290	2,334,290
2022	4,402,106	4,393,980
2023	5,838,447	5,838,447
2024	2,641,015	2,641,015
2032	7,578	6,396
Unlimited duration	5,524	5,524

	$16,980,464	$16,887,427

As of December 31, 2015

Expiration year	Accumulated loss	Unutilized accumulated loss
	NT$	NT$
	(In Thousands)	(In Thousands)
2016	$21,616	$21,616
2017	15,844	15,844
2018	165,258	98,221
2019	600,180	600,180
2020	799,425	782,909
2021	1,184,838	1,184,838
2022	2,296,589	2,288,463
2023	4,843,921	4,843,921
2024	2,689,506	2,689,506
2025	2,826,695	2,826,695
2031	2,570	2,570
2032	7,864	6,260
2035	1,894	1,894
Unlimited duration	5,141	5,141

	$15,461,341	$15,368,058

i.	As of December 31, 2014 and 2015, deferred tax assets that have not been recognized as they may not be used to offset taxable profits amounted to NT$3,410 million and NT$3,163 million, respectively.

j.	Imputation credit information

	As of December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Balances of imputation credit amounts	$1,332,236	$2,656,855

The actual creditable ratio for 2014 and the expected creditable ratio for 2015 were 6.81% and 6.18%, respectively. Effective from January 1, 2015, imputation credit ratio for individual stockholders residing in R.O.C. will be half of the original ratio according to the revised Article 66-6 of Income Tax Act.

k.	UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

l.	As of December 31, 2014 and 2015, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$10,233 million and NT$12,793 million, respectively.

(23)	Earnings Per Share

a.	Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year. The reciprocal stockholdings held by subsidiaries and associates are deducted from the computation of weighted-average number of shares outstanding.

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$12,608,881	$11,108,940	$13,254,071

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,346,456	12,333,913	12,336,388

Earnings per share-basic (NTD)	$1.02	$0.90	$1.07

b.	Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income attributable to ordinary equity holders of the parent company would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds. For employees’ compensation that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share. Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted earnings per share by application of treasury stock method. The “assumed proceeds” include the exercise price of the options and the average measured but unrecognized compensation expense during the period.

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$12,608,881	$11,108,940	$13,254,071
Effect of dilution
Unsecured convertible bonds	79,686	189,336	172,592

Income attributable to the Company’s stockholders	$12,688,567	$11,298,276	$13,426,663

Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,346,456	12,333,913	12,336,388
Effect of dilution
Employees’ compensation	128,787	135,940	143,726
Employee stock options	15,949	15,751	3,199
Unsecured convertible bonds	659,219	232,989	687,493

Weighted-average number of common stocks after dilution (thousand shares)	13,150,411	12,718,593	13,170,806

Diluted earnings per share (NTD)	$0.96	$0.89	$1.02

(24)	Business Combinations

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

Fair value recognized on acquisition
NT$
(In Thousands)
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
NT$
(In Thousands)
Consideration transferred	$7,328,163
Add: Value of non-controlling interests	2,823,193
Less: Fair value of identifiable net assets	(17,291,842)

Bargain purchase gain	$(7,140,486)

The transaction resulted in a bargain purchase gain, which was mainly attributed to the expectation that with the Company’s unique position as a market leading foundry, the Company could better utilize BEST ELITE’s assets, and the lack of liquidity of BEST ELITE’s shares. The Company integrated its operating resources with BEST ELITE to reach cooperative synergy, providing enhanced manufacturing solutions to customers that increase the competiveness of their products. BEST ELITE’s operational efficiency has improved with the integration of its assets with the Company’s advanced technologies and manufacturing platforms as well as leveraging the group’s purchasing power, which led to BEST ELITE’s operating income to increase gradually since 2013.

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

NT$
(In Thousands)
Cash	$4,359,660
Value of previously held equity interest before acquisition	2,968,503

Total	$7,328,163

Cash flows analysis of acquisition:

For the year ended December 31, 2013
NT$
(In Thousands)
Cash consideration	$4,359,660
Net cash acquired from the subsidiary	(7,018,229)

Net cash inflows from acquisition	$(2,658,569)

Additional purchases of BEST ELITE’s equity interests

After obtaining control over BEST ELITE in 2013, the Company purchased additional ordinary shares, Series A-1, Series B and Series B-1 preferred shares representing 7.96% of BEST ELITE’s total outstanding shares, and increased its cumulative ownership in BEST ELITE to 91.06% as of December 31, 2015. The difference between the consideration paid to the non-controlling interest stockholders and the carrying amount of the interest acquired was recognized in additional paid-in capital within equity.

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

Fair value recognized on acquisition
NT$
(In Thousands)
Assets
Cash and cash equivalents	$65,045
Accounts receivable	15,482
Inventories	45,732
Property, plant and equipment	7,683
Intangible assets	63,257
Others	7,006

204,205

Liabilities
Short-term loans	(25,000)
Notes and accounts payable	(9,403)
Other payables	(12,681)
Others	(1,388)

(48,472)

Total identifiable net assets	$155,733

Gain on bargain purchase:

Acquisition date
NT$
(In Thousands)
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

NT$
(In Thousands)
Cash	$74,000
Value of previously held equity interest before acquisition	29,002

Total	$103,002

Cash flows analysis of acquisition:

For the year ended December 31, 2013
NT$
(In Thousands)
Cash consideration	$74,000
Net cash acquired from the subsidiary	(65,045)

Net cash outflows from acquisition	$8,955

(25)	Deconsolidation of Subsidiaries

UMC JAPAN (UMCJ)

In November 2013, the Company lost control over UMCJ due to the Company selling 100% shares of UMCJ to a third party, MACH SEMICONDUCTOR CO.; accordingly, the Company derecognized the related assets and liabilities of UMCJ.

a.	Assets and liabilities of UMCJ over which the Company lost control:

NT$
(In Thousands)
Assets
Cash and cash equivalents	$141,501
Accounts receivable	603
Property, plant and equipment	758,993
Others	26,677

927,774

Liabilities
Accounts payable	(75,201)
Net defined benefit liabilities	(18,218)
Others	(22,522)

(115,941)

Net assets deconsolidated	$811,833

b.	Consideration received and gain recognized from the transaction:

NT$
(In Thousands)
Cash received	$48,217
Less: Net assets of the subsidiary deconsolidated (based on ownership %)	(811,833)
Amounts transferred from other comprehensive income to profit	1,571,489
Amounts transferred from deferred unrealized gain to profit	30,497
Other amounts transferred to profit	1,484

Gain on disposal of the subsidiary	$839,854

The gain on disposal of the subsidiary was recognized as non-operating income and expenses in the consolidated statement of comprehensive income for the year ended December 31, 2013.

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary:

NT$
(In Thousands)
Cash received	$48,217
Net cash of subsidiary derecognized	(141,501)

Net cash outflow from deconsolidation	$(93,284)

ALLIANCE OPTOTEK CORP. (ALLIANCE)

In order to integrate resources and expand operations to improve operating performance and industrial competitiveness, ALLIANCE’s Board of Directors (ALLIANCE, one of the Company’s subsidiaries) resolved merger with WIESON TECHNOLOGIES CO., LTD. (WIESON) on January 23, 2014. WIESON was the surviving company and the merger date was June 3, 2014. ALLIANCE’s assets and liabilities were reclassified to non-current assets held for sale as a disposal group as of January 23, 2014 until the Company derecognized the related assets and liabilities of ALLIANCE on June 3, 2014.

a.	Derecognized assets and liabilities mainly consisted of:

NT$
(In Thousands)
Assets
Cash and cash equivalents	$15,617
Notes and accounts receivable	14,239
Inventories	24,165
Property, plant and equipment	6,669
Others	6,418

67,108

Liabilities
Payables	(22,984)
Others	(120)

(23,104)

Net carrying amount of the disposal group	$44,004

b.	Consideration received and gain recognized from the transaction:

NT$
(In Thousands)
Stock received — WIESON	$32,148
Less: Net assets of the subsidiary deconsolidated	(44,004)
Add: Non-controlling interests	11,214
Amounts transferred from other comprehensive income to profit	869

Gain on disposal of the shares of subsidiary	$227

Gain on disposal of the shares of subsidiary for the year ended December 31, 2014 was recognized as other gains and losses in the consolidated statement of comprehensive income.

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary:

NT$
(In Thousands)
Cash received	$—
Net cash of subsidiary derecognized	(15,617)

Net cash outflow from deconsolidation	$(15,617)

TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)

In order to integrate resources and reduce operating cost by improving operating performance and expanding economies of scale, TOPCELL’s Board of Directors (TOPCELL, one of the Company’s subsidiaries) resolved to offer a merger with MOTECH INDUSTRIES, INC. (MOTECH) on December 26, 2014. Six shares of TOPCELL were exchanged for one share of MOTECH. MOTECH was the surviving company and the merger date was June 1, 2015. TOPCELL’s assets and liabilities were reclassified to non-current assets held for sale as a disposal group as of December 31, 2014 until the Company derecognized the related assets and liabilities of TOPCELL on June 1, 2015. This disposal group was classified under new business segment.

a.	Assets and liabilities reclassified to non-current assets held for sale as a disposal group mainly consisted of:

As of
December 31, 2014
NT$
(In Thousands)
Assets
Cash and cash equivalents	$511,088
Notes and accounts receivable	758,839
Other receivables	77,579
Inventories	823,249
Prepayments	325,605
Non-current assets held for sale	600,663
Property, plant and equipment	3,821,601
Others	60,367

6,978,991

Liabilities
Short-term loans	(2,807,292)
Notes and accounts payable	(623,501)
Other payables	(217,350)
Payables on equipment	(158,537)
Current portion of long-term liabilities	(1,164,878)
Other current liabilities	(205,530)
Long-term loans	(417,762)

(5,594,850)

Net carrying amount of the disposal group	$1,384,141

b.	The following are TOPCELL’s derecognized information:

i.	Derecognized assets and liabilities mainly consisted of:

NT$
(In Thousands)
Assets
Cash and cash equivalents	$834,955
Notes and accounts receivable	855,927
Other receivables	60,638
Inventories	495,726
Prepayments	231,288
Property, plant and equipment	3,862,129
Others	106,714

6,447,377

Liabilities
Short-term loans	(3,488,700)
Notes and accounts payable	(409,244)
Other payables	(197,259)
Payables on equipment	(127,297)
Current portion of long-term liabilities	(810,878)
Other current liabilities	(10,107)
Long-term loans	(176,470)

(5,219,955)

Net carrying amount of the disposal group	$1,227,422

ii.	Consideration received and gain recognized from the transaction:

NT$
(In Thousands)
Stock received — MOTECH	$1,495,023
Less: Net assets of the subsidiary deconsolidated	(1,227,422)
Add: Non-controlling interests	100,400
Less: Goodwill	(43,072)

Gain on disposal of the shares of subsidiary	$324,929

Gain on disposal of the shares of subsidiary for the year ended December 31, 2015 was recognized as other gains and losses in the consolidated statement of comprehensive income.

iii.	Analysis of net cash outflow arising from deconsolidation of the subsidiary:

NT$
(In Thousands)
Cash received	$—
Net cash of subsidiary derecognized	(834,955)

Net cash outflow from deconsolidation	$(834,955)

7.	SIGNIFICANT RELATED PARTY TRANSACTIONS

a.	Significant intercompany transactions between consolidated entities were as follows:

For the year ended December 31, 2013

		Transactions (Note 1)
Entity	Counterparty	Account	Amount	Terms (Note 3)
			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$52,581,667	Net 60 days

UMC	UMC-USA	Accounts receivable	5,599,526	—

UMC	UMCJ	Sales	403,888	Net 60 days

UMC	UMC GROUP JAPAN	Sales	3,885,762	Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	845,690	—

For the year ended December 31, 2014

		Transactions (Note 1)
Entity	Counterparty	Account	Amount	Terms (Note 3)
			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$56,095,440	Net 60 days

UMC	UMC-USA	Accounts receivable	7,191,171	—

UMC	UMC GROUP JAPAN	Sales	5,527,537	Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	1,205,059	—

For the year ended December 31, 2015

		Transactions (Note 2)
Entity	Counterparty	Account	Amount	Terms (Note 3)
			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$62,952,979	Net 60 days

UMC	UMC-USA	Accounts receivable	7,615,622	—

UMC	UMC GROUP JAPAN	Sales	9,716,823	Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	2,299,403	—

WAVETEK	UMC	Sales	928,335	Net 30 days

WAVETEK	UMC	Accounts receivable	128,809	—

HEJIAN	UMC-USA	Sales	657,149	Net 60 days

HEJIAN	UMC-USA	Accounts receivable	108,932	—

HEJIAN	UMC GROUP JAPAN	Sales	151,935	Net 60 days

HEJIAN	UMC GROUP JAPAN	Accounts receivable	16,480	—

Note 1:	All the significant intercompany transactions listed above are downstream transactions.

Note 2:	The significant intercompany transactions listed above include downstream and upstream transactions.

Note 3:	The sales price to the above related parties was determined through mutual agreement in reference to market conditions.

b.	Significant transactions between the Company and other related parties were as follows:

(i)	Operating revenues

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Associates	$4,942	$120	$1,132,831
Joint ventures	51,154	46,230	14,224
Other related parties (Note A)	156,004	117,674	7,228

Total	$212,100	$164,024	$1,154,283

Note A:	Transactions with other related parties are primarily from the operating transactions with SILICON INTEGRATED SYSTEMS CORP. (SIS). The amounts for the years ended December 31, 2013, 2014 and 2015 were NT$156 million, NT$117 million and NT$7 million, respectively.

(ii)	Accounts receivable, net

	As of December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Associates	$—	$215,402
Joint ventures	18,164	1,161
Other related parties (Note B)	18,127	1,834

Total	36,291	218,397
Less: Allowance for sales returns and discounts	(269)	(4,937)

Net	$36,022	$213,460

Note B:	Balances of other related parties are accounts receivables primarily from SIS. As of December 31, 2014 and 2015, the balances were NT$17 million and NT$2 million, respectively.

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 45~60 days, while the term for overseas sales was net 60 days.

(iii)	Significant asset transactions

Acquisition of intangible assets

	For the years ended December 31,
	Purchase price
	2013	2014	2015
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Associates	$—	$—	$129,327

Acquisition of available-for-sale financial assets, noncurrent

	Trading Volume (In thousands of shares)	Transaction underlying	For the years ended December 31
			2013	2014	2015
			NT$	NT$	NT$
			(In Thousands)	(In Thousands)	(In Thousands)
Associates	50,500	BEAUTY ESSENTIALS INTERNATIONAL LTD.	$104,919	$—	$—

Disposal of available-for-sale financial assets, noncurrent

	Trading Volume (In thousands of shares)	Transaction underlying	For the year ended December 31, 2015
			Disposal amount	Disposal gain
			NT$	NT$
			(In Thousands)	(In Thousands)
Associates	336	DRAMEXCHANGE TECH. INC.	$5,400	$2,346

For the years ended December 31, 2013 and 2014: nil.

c.	Key management personnel compensation

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Short-term employee benefits	$221,530	$212,111	$292,282
Post-employment benefits	3,062	2,789	2,953
Termination benefits	—	1,029	1,582
Share-based payments	1,935	12,256	5,772
Others	932	467	1,039

Total	$227,459	$228,652	$303,628

8.	ASSETS PLEDGED AS COLLATERAL

	As of December 31,
	2014	2015	Party to which asset(s) was pledged	Purpose of pledge
	NT$	NT$
	(In Thousands)	(In Thousands)
Refundable Deposits (Time deposit)	$815,119	$815,159	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	158,094	207,510	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	53,202	49,785	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	870	870	National Pingtung University of Science and Technology	Guarantee for engineering project
Refundable Deposits (Time deposit)	357	357	National Pei-men Senior High School	Guarantee for engineering project
Refundable Deposits (Time deposit)	1,246	286	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Buildings	1,074,856	145,493	Cooperative Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term loans
Machinery and equipment	4,764,493	414,275

Bank of Taiwan, Cooperative Bank, First Commercial Bank, Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others

				Collateral for long-term and short-term loans
Furniture and fixtures	36,217	—	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term loans

Total	$6,904,454	$1,633,735

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$20.1 billion. As of December 31, 2015, the portion of royalties and development fees not yet recognized was NT$6.1 billion.

(2)	The Company entered into several construction contracts for the expansion of its factory premise. As of December 31, 2015, these construction contracts amounted to approximately NT$26.9 billion and the portion of the contracts not yet recognized was approximately NT$12.8 billion.

(3)	The Company entered into several operating lease contracts for land and office. These renewable operating leases will expire in various years through 2034. Future minimum lease payments under those leases are as follows:

Year	As of December 31, 2015
NT$
(In Thousands)
2016	$347,595
2017	304,870
2018	242,266
2019	242,802
2020	244,957
2021 and thereafter	2,569,304

Total	$3,951,794

(4)	The Board of Directors of UMC resolved to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. Based on the agreement, UMC will submit an investment application with R.O.C. government authorities for approval to invest in the company established by Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP. The Company anticipates that its investment could reach approximately US$1.4 billion in the next five years, with instalment funding starting in 2015. On December 31, 2014, UMC obtained R.O.C. government authority’s approval of the investment application for US$0.7 billion (including indirect investment). In January 2015, the Company invested RMB 0.6 billion and obtained the control over United Semiconductor (XIAMEN) CO., LTD. by acquiring more than half of the seats of the Board of Directors. Furthermore, according to the agreement, UMC recognized a financial liability in other noncurrent liabilities, for repurchase from Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP their investments in the company at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP.

10.	SIGNIFICANT SUBSEQUENT EVENTS

(1)	On February 6, 2016, an earthquake with a magnitude of 6.4 Richter struck southern Taiwan. As a result, the Company’s automated production equipment in FAB 12A located in Southern Taiwan Science Park was shut down and wafers in progress were affected; however, normal operation are resuming after repair. After the deduction of risk retention and deductible amounts, the Company will claim the remaining from the insurance company according to the insurance contract for losses endured due to the earthquake. Therefore, the Company anticipated that there will not be any material impact on the operation and finance of the Company.

(2)	On March 16, 2016, the Board of Directors of UMC approved an investment in private equity of WISE ROAD INVESTMENT MANAGEMENT COMPANY, with total amount not more than US$50 million. No investment has been made as the date of this filing.

11.	FINANCIAL RISK AND FAIR VALUE DISCLOSURES

(1)	Categories of financial instruments

	As of December 31,
Financial Assets	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Non-derivative financial instruments
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$150,550	$295,708
Financial assets held for trading	634,811	450,135

Subtotal	785,361	745,843

Available-for-sale financial assets	24,362,104	23,800,686

Financial assets measured at cost	3,833,006	3,888,309

Loans and receivables
Cash and cash equivalents (excludes cash on hand)	45,697,457	53,286,490
Receivables	23,027,843	19,964,707
Refundable deposits	1,145,843	2,638,788
Other financial assets, current	3,134,870	1,066,447

Subtotal	73,006,013	76,956,432

Derivative financial instruments
Financial assets at fair value through profit or loss
Forward exchange contracts	—	1,008

Total	$101,986,484	$105,392,278

	As of December 31,
Financial Liabilities	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Non-derivative financial instruments
Financial liabilities measured at amortized cost
Short-term loans	$6,250,754	$5,505,049
Payables	29,172,157	33,242,615
Capacity deposit (current portion included)	70,200	358,887
Bonds payable	24,977,820	41,636,670
Long-term loans (current portion included)	12,198,456	12,489,458
Other financial liabilities-noncurrent	—	6,056,742

Subtotal	72,669,387	99,289,421

Derivative financial instruments
Financial liabilities at fair value through profit or loss
Forward exchange contracts	42,354	999

Total	$72,711,741	$99,290,420

(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

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

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2013, 2014 and 2015 increases/decreases by NT$172 million, NT$189 million and NT$186 million, respectively.

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

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2013, 2014 and 2015 to decrease/increase by NT$16 million, NT$18 million and NT$18 million, respectively.

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

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the years ended December 31, 2013, 2014 and 2015 by NT$12 million, NT$12 million and NT$13 million, respectively. A change of 5% in the price of the aforementioned available-for-sale financial instrument could increase/decrease the Company’s other comprehensive income for the years ended December 31, 2013, 2014 and 2015 by NT$1,083 million, NT$1,217 million and NT$1,150 million, respectively.

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

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of December 31, 2014 and 2015, accounts receivables from the top ten customers represent 57% and 58% of the total accounts receivables of the Company, respectively. The credit concentration risk of other accounts receivables is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2014
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$6,299,905	$—	$—	$—	$6,299,905
Payables	28,816,995	—	—	104,952	28,921,947
Capacity deposits	—	70,200	—	—	70,200
Bonds payable	622,936	8,197,725	10,339,221	7,818,618	26,978,500
Long-term loans	3,947,580	7,528,391	1,144,247	—	12,620,218

Total	$39,687,416	$15,796,316	$11,483,468	$7,923,570	$74,890,770

	As of December 31, 2014
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$3,249,080	$—	$—	$—	$3,249,080
Outflow	(3,291,434)	—	—	—	(3,291,434)

Net	$(42,354)	$—	$—	$—	$(42,354)

	As of December 31, 2015
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$5,539,169	$—	$—	$—	$5,539,169
Payables	32,882,728	—	—	107,975	32,990,703
Capacity deposits	167,586	191,301	—	—	358,887
Bonds payable	622,936	15,510,038	23,444,199	5,218,410	44,795,583
Long-term loans	6,782,180	4,206,040	1,829,407	62,208	12,879,835
Other financial liabilities -noncurrent	—	—	—	6,778,450	6,778,450

Total	$45,994,599	$19,907,379	$25,273,606	$12,167,043	$103,342,627

Derivative financial liabilities
Forward exchange contracts
Net settlement	$ (999)	$—	$—	$—	$ (999)

(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of December 31, 2014

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 104 million	December 5, 2014~January 29, 2015

As of December 31, 2015

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 44 million	December 3, 2015~January 28, 2016

(7)	Fair value measurement

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

a.	Assets and liabilities measured and recorded at fair value on a recurring basis.

The assets and liabilities measured and recorded at fair value on a recurring basis are summarized as below:

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$634,811	$105,318	$—	$740,129
Financial assets at fair value through profit or loss, noncurrent	—	45,232	—	45,232
Available-for-sale financial assets, noncurrent	18,174,030	170,922	6,017,152	24,362,104
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	42,354	—	42,354

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$450,135	$214,783	$—	$664,918
Financial assets at fair value through profit or loss, noncurrent	—	81,933	—	81,933
Available-for-sale financial assets, noncurrent	14,571,610	142,231	9,086,845	23,800,686
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	999	—	999

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

During the years ended December 31, 2014 and 2015, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2014	$3,517,733	$—	$312,600	$3,830,333
Recognized in profit (loss)	(119,274)	—	—	(119,274)
Recognized in other comprehensive income (loss)	627,892	—	(12,600)	615,292
Acquisition	1,318,039	—	469,691	1,787,730
Disposal	(14,279)	—	—	(14,279)
Transfer to Level 3	33,641	—	—	33,641
Transfer out of Level 3	(136,249)	—	—	(136,249)
Exchange effect	8,501	—	11,457	19,958

As of December 31, 2014	$5,236,004	$—	$781,148	$6,017,152

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2015	$5,236,004	$—	$781,148	$6,017,152
Recognized in profit (loss)	(135,241)	—	—	(135,241)
Recognized in other comprehensive income (loss)	(147,552)	(1,681)	24,777	(124,456)
Acquisition	3,083,316	464,105	636,300	4,183,721
Disposal	(48,762)	—	(300,000)	(348,762)
Transfer to Level 3	14,854	307,230	—	322,084
Transfer out of Level 3	(878,338)	—	—	(878,338)
Exchange effect	13,899	12,755	24,031	50,685

As of December 31, 2015	$7,138,180	$782,409	$1,166,256	$9,086,845

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

The total losses of NT$644 million, NT$119 million and NT$134 million for the years ended December 31, 2013, 2014 and 2015, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those available-for-sale assets without quoted market prices held at the end of the reporting period.

b.      Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payables is estimated by the market price or estimated using valuation model. The model uses market-based observable inputs including share price, volatility, credit spread and risk free interest rate. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and capacity deposits approximate their carrying amount due to their maturities within one year.

As of December 31, 2014

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Bonds payables	$25,043,265	$25,043,265	$—	$—	$ 24,977,820
Long-term loans (current portion included)	12,198,456	—	12,198,456	—	12,198,456
As of December 31, 2015
		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Bonds payables	$42,325,673	$25,134,763	$17,190,910	$—	$ 41,636,670
Long-term loans (current portion included)	12,489,458	—	12,489,458	—	12,489,458

12.	OPERATING SEGMENT INFORMATION

(1)	The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company is organized into business units based on its products and services. As of December 31, 2015, the Company had the following segments: wafer fabrication and new business. There were no material differences between the accounting policies described in Note 4 and those applied by the operating segments. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the years ended December 31, 2013, 2014 and 2015 were as follows:

	For the year ended December 31, 2013
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Net revenue from external customers	$116,781,465	$7,030,171	$123,811,636	$—	$123,811,636
Net revenue from sales among intersegments	94,116	13,190	107,306	(107,306)	—
Segment net income (loss), net of tax	12,760,671	(2,582,729)	10,177,942	1,905,696	12,083,638
Capital expenditure	31,970,899	940,453	32,911,352	—	32,911,352
Depreciation	35,008,525	2,233,263	37,241,788	—	37,241,788
Share of profit or loss of associates and joint ventures	(1,193,413)	14,996	(1,178,417)	1,876,348	697,931
Income tax expense	2,224,378	32,456	2,256,834	—	2,256,834
Impairment loss	1,047,500	284,968	1,332,468	—	1,332,468

	For the year ended December 31, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Net revenue from external customers	$129,448,927	$10,563,149	$140,012,076	$—	$140,012,076
Net revenue from sales among intersegments	77,432	3,779	81,211	(81,211)	—
Segment net income (loss), net of tax	12,350,114	(2,546,156)	9,803,958	643,230	10,447,188
Capital expenditure	42,789,821	447,186	43,237,007	—	43,237,007
Depreciation	36,514,624	2,270,952	38,785,576	—	38,785,576
Share of profit or loss of associates and joint ventures	(1,545,260)	(84,850)	(1,630,110)	1,667,289	37,179
Income tax expense	2,030,800	2,907	2,033,707	1,091,408	3,125,115
Impairment loss	303,220	597,975	901,195	—	901,195

	For the year ended December 31, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Net revenue from external customers	$141,145,132	$3,685,289	$144,830,421	$—	$144,830,421
Net revenue from sales among intersegments	46,697	943,988	990,685	(990,685)	—
Segment net income (loss), net of tax	13,619,526	(1,962,407)	11,657,119	983,979	12,641,098
Capital expenditure	60,359,142	583,954	60,943,096	(438,947)	60,504,149
Depreciation	42,687,078	814,867	43,501,945	(28,937)	43,473,008
Share of profit or loss of associates and joint ventures	(1,050,563)	(58,513)	(1,109,076)	1,113,770	4,694
Income tax expense (benefit)	879,818	(3,324)	876,494	151,006	1,027,500
Impairment loss	1,465,036	801,465	2,266,501	—	2,266,501

	As of December 31, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Segment assets	$304,022,185	$13,622,342	$317,644,527	$(6,996,994)	$310,647,533

Segment liabilities	$80,166,502	$8,096,635	$88,263,137	$2,045,363	$90,308,500

	As of December 31, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Segment assets	$334,324,124	$7,138,779	$341,462,903	$(6,108,610)	$335,354,293

Segment liabilities	$106,055,240	$2,627,059	$108,682,299	$1,819,347	$110,501,646

Note: The adjustments primarily consisted of intragroup elimination entries and GAAP difference adjustments.

(2)	Geographic information

a.	Revenue from external customers

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Taiwan	$40,749,257	$47,843,603	$46,015,882
Singapore	29,467,778	17,500,236	18,316,785
China (includes Hong Kong)	11,798,261	14,982,545	11,722,585
Japan	4,584,979	7,599,531	10,141,883
USA	15,311,681	12,402,440	12,794,864
Europe	12,105,374	27,443,850	33,882,327
Others	9,794,306	12,239,871	11,956,095

Total	$123,811,636	$140,012,076	$144,830,421

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

b.	Non-current assets

	As of December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Taiwan	$134,923,298	$152,936,469
Singapore	29,891,563	24,372,975
China (includes Hong Kong)	10,476,771	19,956,012
USA	21,906	21,530
Europe	200,030	178,625
Others	223	168

Total	$175,513,791	$197,465,779

Non-current assets include property, plant and equipment, intangible assets, prepayment for equipment and other noncurrent assets.

(3)	Major customers

Individual customers accounting for at least 10% of net sales for the years ended December 31, 2013, 2014 and 2015 were as follows:

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Customer A from wafer fabrication segment	$17,122,660	$16,911,071	$20,761,648

13.	CAPITAL MANAGEMENT

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

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of December 31, 2014 and 2015 were as follows:

	As of December 31,
	2014	2015
	NT$	NT$
	(In Thousands)	(In Thousands)
Total liabilities	$90,308,500	$110,501,646
Less: Cash and cash equivalents	(45,701,335)	(53,290,433)

Net debt	44,607,165	57,211,213
Total equity	220,339,033	224,852,647

Total capital	$264,946,198	$282,063,860

Debt to capital ratios	16.84%	20.28%