Form 20-F
period 2016-12-31
UNITED MICROELECTRONICS CORP
filed 2017-04-13
CIK 1033767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

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

Chitung Liu, +886-2-2658-9168, chitungliu@umc.com,

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

12,624,318,715 Common Shares of Registrant issued as of December 31, 2016 (including 400,000,000 treasury shares)

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

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2016

i

SUPPLEMENTAL INFORMATION

The references to “United Microelectronics”, “we”, “us”, “our”, “our company” and “the Company” in this annual report refer to United Microelectronics Corporation and its consolidated subsidiaries, unless the context suggests otherwise. The references to “Taiwan” and “R.O.C.” refer to Taiwan, Republic of China. The references to “China” and “PRC” refer to People’s Republic of China. The references to “shares” and “common shares” refer to our common shares, par value NT$10 per share, and “ADSs” refers to our American depositary shares, each representing five common shares. The ADSs are issued under the Deposit Agreement, dated as of October 21, 2009, as amended, supplemented or modified from time to time, among United Microelectronics, JPMorgan Chase Bank, N.A. and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. The references to “TIFRSs” refers to the Taiwan International Financial Reporting Standards as issued by the Financial Supervisory Commission in the Republic of China, “IFRSs” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB, and “U.S. GAAP” refers to the generally accepted accounting principles in the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated balance sheets data as of December 31, 2015 and 2016 and the selected consolidated statements of comprehensive income data for the years ended December 31, 2014, 2015 and 2016 are derived from our audited consolidated financial statements included elsewhere in this annual report. In accordance with the requirements of the Taiwan Financial Supervisory Commission, or FSC, beginning on January 1, 2013, we have adopted Taiwan-IFRSs, which is translated and published by Accounting Research and Development Foundation, or ARDF, referred to as “TIFRSs” for reporting our annual and interim consolidated financial statements in the R.O.C. At the same time, we have adopted IFRSs as issued by the IASB for our annual reports on Form 20-F with the U.S. SEC beginning with the year ended December 31, 2013. However, since January 1, 2013, we only prepare our interim unaudited quarterly financial statements under TIFRSs, which are furnished to the SEC on Form 6-K. The selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 and the selected consolidated statements of comprehensive income data for the years ended December 31, 2012 and 2013 are derived from our audited consolidated financial statements not included in this annual report.

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

	Years Ended December 31,
	2012	2013	2014	2015	2016
	NT$	NT$	NT$	NT$	NT$	US$
			(in millions, except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data
Net operating revenues	115,675	123,812	140,012	144,830	147,870	4,563
Operating costs	(96,365)	(100,249)	(108,159)	(113,061)	(117,491)	(3,626)

Gross profit	19,310	23,563	31,853	31,769	30,379	937
Operating expenses	(15,697)	(19,406)	(21,238)	(19,969)	(23,922)	(738)
Net other operating income and expenses	(2,791)	(125)	(539)	(964)	(263)	(8)

Operating income	822	4,032	10,076	10,836	6,194	191
Non-operating income and expenses	5,473	10,309	3,496	2,833	(1,473)	(45)

Income from continuing operations before income tax	6,295	14,341	13,572	13,669	4,721	146
Income tax expense	(2,146)	(2,257)	(3,125)	(1,028)	(553)	(17)

Net income	4,149	12,084	10,447	12,641	4,168	129
Total other comprehensive income (loss), net of tax	(6,381)	198	6,069	(1,065)	(4,024)	(124)

Total comprehensive income (loss)	(2,232)	12,282	16,516	11,576	144	5

	Years Ended December 31,
	2012	2013	2014	2015	2016
	NT$	NT$	NT$	NT$	NT$	US$
			(in millions, except per share and per ADS data)

Net income attributable to:
Stockholders of the parent	6,094	12,609	11,109	13,254	8,621	266
Non-controlling interests	(1,945)	(525)	(662)	(613)	(4,453)	(137)

Total comprehensive income (loss) attributable to:
Stockholders of the parent	(281)	12,796	17,035	12,251	4,629	143
Non-controlling interests	(1,951)	(514)	(519)	(675)	(4,485)	(138)

Earnings per share: (1)
Basic	0.49	1.02	0.90	1.07	0.71	0.02
Diluted (2)	0.46	0.96	0.89	1.02	0.67	0.02
Common shares used in earnings per share calculation:
Basic	12,464	12,346	12,334	12,336	12,099	12,099
Diluted (2)	13,289	13,150	12,719	13,171	13,350	13,350
Earnings per ADS equivalent:
Basic	2.44	5.11	4.50	5.37	3.56	0.11
Diluted (2)	2.32	4.82	4.44	5.10	3.33	0.10

	As of December 31,
	2012	2013	2014	2015	2016
	NT$	NT$	NT$	NT$	NT$	US$
Consolidated Balance Sheets Data
Total assets	281,214	293,914	310,648	335,354	384,227	11,859
Total liabilities	79,526	84,270	90,309	110,502	169,281	5,225
Stockholders’ equity	201,688	209,644	220,339	224,852	214,946	6,634
Capital stock (3)	129,521	126,946	127,303	127,581	126,243	3,896
Dividends declared per share (4)	0.50	0.40	0.50	0.55	0.55	0.02

	Years Ended December 31,
	2012	2013	2014	2015	2016
	NT$	NT$	NT$	NT$	NT$	US$
Segment Data (5)
Net operating revenues
Wafer fabrication	108,806	116,914	129,954	141,705	147,444	4,550
New business	6,869	6,898	10,058	3,125	426	13
Net income (loss) (6)
Wafer fabrication	5,856	12,675	12,311	13,570	4,219	130
New business	(5,497)	(2,244)	(2,354)	(1,731)	(1,662)	(51)

(1)	Earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the year.
(2)	Diluted securities include convertible bonds, employee stock options and employees’ compensation, if any.
(3)	Changes to the number of the capital common shares are primarily caused by the share-based payment transactions and the cancellation of treasury stocks, if any.
(4)	Dividends declared per share are in connection with earnings and accumulated additional paid-in capital and would be adjusted for the outstanding common shares changed due to employee stock options exercised, treasury stock repurchased, cancelled and transferred to employees, if any.
(5)	Since 2016, certain of our previous new business operation was reclassified as part of wafer fabrication operation resulting in retrospective reclassification of segmentation data.
(6)	There are adjustments for intragroup elimination and GAAP differences between segment data and consolidated data.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$32.40 to US$1.00, which was the foreign exchange rate on December 30, 2016 as released by the Board of Governors of the Federal Reserve System. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00. On April 7, 2017, the noon buying rate was NT$30.56 to US$1.00.

	Average (1)	High	Low	At Period- End
2012	29.56	30.28	28.96	29.05
2013	29.73	30.20	29.93	29.83
2014	30.38	31.80	29.85	31.60
2015	31.80	33.17	30.37	32.79
2016	32.22	33.74	31.05	32.40
October	31.59	31.79	31.36	31.54
November	31.75	32.01	31.41	31.92
December	32.00	32.42	31.72	32.40
2017 (through April 7)	30.45	30.56	30.33	30.56
January	31.65	31.37	31.19	31.19
February	30.85	31.17	30.61	30.64
March	30.65	31.03	30.14	30.38
April (through April 7)	30.69	31.37	30.14	30.56

Source: Federal Reserve Statistical Release, the Board of Governors of the Federal Reserve System.

(1)	Determined by averaging the rates on the last business day of each month during the relevant period for annual periods, and by averaging the rates on each business day for monthly periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Historically, we recognized impairment for our investments in solar energy and LED industries made through our subsidiary, namely UMC New Business Investment Corporation, or NBI. If the solar energy and LED industries continue to encounter significant downturns or significant reductions of government subsidies, our investments made through NBI will be adversely affected which could adversely affect our results of operations.

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

We have been largely dependent on a small number of customers for a substantial portion of our business. In 2016, our top ten customers accounted for 60.2% of our net operating revenues. We expect that we will continue to depend upon a relatively limited number of customers for a significant portion of our net operating revenues. We cannot assure you that our net operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to any of these customers could significantly reduce our net operating revenues.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues, adjust production costs and allocate capacity efficiently on a timely basis. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, except in periods of extreme capacity shortage. The lack of significant backlog and the unpredictable length and timing of semiconductor cycles make it difficult for us to forecast our revenues in future periods. Moreover, our expense levels are based in part on our expectations of future revenues, and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our net operating revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter.

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

We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of their products. For example, in 2014, 2015 and 2016, we purchased a majority of our silicon wafers from four makers, Shin-Etsu Handotai Corporation, or Shin-Etsu, Siltronic AG, GlobalWafers Corporation, or GlobalWafers, and Sumco Group (including Sumco Corporation and Formosa Sumco Technology Corporation). We may have long-term contracts with most of our suppliers if necessary. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.

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

Most of our assets and many of our customers and suppliers are located in certain parts of Taiwan. Our operations and the operations of our customers and suppliers are vulnerable to earthquakes, floods, droughts, power losses and similar events that affect the locations of our operations. The occurrence of any of these events could interrupt our services and cause severe damages to wafers in process, or cause significant business disruptions. For example, in early 2016, we experienced a severe earthquake which adversely affected our wafer manufacturing operations at our 300mm Fab 12A in Taiwan. Although we had adopted practices in compliance with ISO 22301 business continuity standards which ensured the safety of our employees and minimized supply disruptions resulting from the earthquake and we had settled our insurance policies which partially recovered the losses resulting for this earthquake, there is no guarantee that our business continuity practices will always be effective and any future damages or business loss from severe natural disasters will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient. In addition, our manufacturing facilities have occasionally experienced insufficient power supplies, and our operations have been disrupted.

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

A substantial portion of our net operating revenues is derived from sales to customers located in countries other than the countries where our fabs are located. In 2014, 2015 and 2016, we operated fabs in Taiwan, Singapore and China. For the years ended December 31, 2014, 2015 and 2016, we generated approximately 42.6%, 47.5% and 41.2% of our net operating revenues, respectively, from other than the countries where our fabs are located. We expect sales to customers from countries outside of Taiwan, Singapore and China will continue to represent a significant portion of our net operating revenues. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tax laws, import duties and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

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

Our business depends on the support of the R.O.C. government, and a decrease in this support may decrease our income after tax.

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

Many industries rely on materials which are subject to regulations concerning certain minerals sourced from the Democratic Republic of Congo, or the DRC, or adjoining countries, including: Sudan; Uganda; Rwanda; Burundi; United Republic of Tanzania; Zambia; Angola; Congo; and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. Under present U.S. regulations, we and our customers are required to survey and disclose whether our processes or products use or rely on conflict materials. On August 22, 2012, the U.S. SEC adopted the final rule for disclosing the use of conflict minerals that require companies similar to us to make a report in a type and format similar to Form SD to disclose the use of conflict materials on an annual basis on or prior to May 31 each year. We have filed the conflict mineral disclosure report every year since 2014. In order to comply with the aforementioned rules and regulations promulgated by the U.S. SEC, we will continue to verify the relevant information with our vendors and file the required report. Although we expect that we and our vendors will be able to comply with the requirements of the U.S. Conflict Minerals law and any new related regulations promulgated by the U.S. SEC, we cannot assure you that we will be able to gather all the information required to comply with such regulations. While we believe our suppliers do not rely on such conflict materials, we cannot assure you that we will continue to be able to obtain adequate supplies of materials needed in our production from supply chains outside the DRC and adjoining countries. The failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business.

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

The ability to deposit common shares into our ADS program is restricted by R.O.C. law. Under current R.O.C. law, no person or entity, including you and us, may deposit common shares into our ADS program without specific approval of the R.O.C. FSC except for the deposit of the common shares into our ADS program and for the issuance of additional ADSs in connection with:

(A)	distribution of share dividends or free distribution of our common shares;

(B)	exercise of the preemptive rights of ADS holders applicable to the common shares evidenced by ADSs in the event of capital increases for cash; or

(C)	delivery of our common shares which are purchased in the domestic market in Taiwan directly by the investor or through the depositary or are already in the possession of the investor to the custodian for deposit into our ADS program, subject to the following conditions: (a) the re-issuance is permitted under the deposit agreement and custody agreement, (b) the depositary may accept deposit of those common shares and issue the corresponding number of ADSs with regard to such deposit only if the total number of ADSs outstanding after the issuance does not exceed the number of ADSs previously approved by the R.O.C. FSC, plus any ADSs issued pursuant to the events described in (A) and (B) above and (c) this deposit may only be made to the extent previously issued ADSs have been withdrawn.

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

Our corporate affairs are governed by our articles of incorporation and bylaws governing R.O.C. corporations. The rights of our stockholders to bring stockholders’ suits against us or our board of directors under R.O.C. law are much more limited than those of the stockholders of U.S. corporations. Therefore, our public stockholders may have more difficulty protecting their interests in connection with actions taken by our management, members of our board of directors or controlling stockholders than they would as stockholders of a U.S. corporation. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association— Rights to Bring Stockholders’ Suits” included elsewhere in this annual report for a detailed discussion of the rights of our stockholders to bring legal actions against us or our directors under R.O.C. law.

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

We do not believe that we were a passive foreign investment company, or PFIC, for 2016 and we do not expect to become one in the future, although there can be no assurance in this regard. Based upon the nature of our business activities, we may be classified as a PFIC for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.

For example, if we are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of our gross income in a taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of common shares and ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have raised in prior offerings. See “Taxation— U.S. Federal Income Tax Considerations For U.S. Persons—Passive Foreign Investment Company.”

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

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication devices, consumer electronics, computer, and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. Percentages of our gross wafer sales derived from our products used in communication devices, consumer electronics, computer and other applications were 53.0%, 27.2%, 12.6% and 7.2%, respectively, in 2016.

We focus on the development of leading mass-producible manufacturing process technologies. We were among the first in the foundry industry to go into commercial operation with such advanced capabilities as producing integrated circuits with line widths of 0.25, 0.18, 0.15, 0.13 micron and 90, 65/55, 45/40, 28, 14 nanometer and beyond. Advanced technologies have enabled electronic products, especially in relation to communication, consumer and computer products, to integrate their functions in new and innovative methods. Networking capabilities have allowed electronic products such as computers, tablets, cell phones, televisions, set-top boxes and wearable devices to communicate with each other to exchange information. More powerful semiconductors are required to drive multimedia functions (e.g., processing visual data) and to resolve network bandwidth issues. At the same time, the trend toward personal electronic devices has resulted in products that are becoming physically smaller and consume less power. Process technology must also shrink the volumes of products aggressively to cater to this trend of integrating multiple functions, reducing the size of components needed for operation and lowering IC power consumption. Dedicated semiconductor foundries need to achieve this process improvement and at the same time develop multiple process technologies to satisfy the varying needs of communication, consumer and computer products. We believe our superior process technologies will enable us to continue to offer our customers significant performance benefits for their products, faster time-to-market production, cost savings and other competitive advantages.

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

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Intel Mobile and STMicroelectronics, and leading fabless design companies, such as Broadcom, MediaTek, Realtek, Qualcomm and Novatek. In 2016, our company’s top ten customers accounted for 60.2% of our net operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

In addition to our semiconductor foundry business, we also established UMC New Business Investment Corporation to focus on investments in the solar energy and LED industries.

On March 16, 2011, our board of directors proposed an offer to the stockholders of Best Elite International Limited, a British Virgin Islands corporation, or Best Elite, to acquire up to an additional 30% equity interest of Best Elite. Hejian Technology (Suzhou) Co., Ltd., or Hejian, is a wholly owned subsidiary of Infoshine Technology Limited, or Infoshine, which is a wholly owned subsidiary of Best Elite. Hejian engages in the semiconductor foundry business and owns an 8-inch fab in Suzhou, China. We received approval from the Investment Commission, Ministry of Economic Affairs, Executive Yuan on November 1, 2011, and as of December 31, 2012, we held a 35.03% equity stake in Best Elite, which included the 15.34% equity stake held by the trustee that was originally offered to us in March 2005, plus an additional 19.69% equity stake that was purchased from shareholders pursuant to the March 2011 offer. As part of our global expansion strategy, we have continued to integrate and increase our ownership of Best Elite since. As of March 31, 2017, our cumulative ownership in Best Elite was approximately 96.32%. We intend to acquire the remaining outstanding shares in Best Elite for Hejian to become our wholly beneficially owned subsidiary.

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

On August 29, 2014, we and Fujitsu Semiconductor Limited, or Fujitsu, announced an agreement where we invested ¥5 billion as an initial investment and received approximately 9.3% of the issued and outstanding share capital to became a minority shareholder of a newly formed subsidiary of Fujitsu named Mie Fujitsu Semiconductor Limited, or MIFS, which will operate a 300mm wafer manufacturing facility located in Kuwana, Mie, Japan. On December 16, 2015, our board has further approved the acquisition of additional newly issued shares of MIFS with an aggregate investment amount of NT$1.36 billion, which increased our ownership interest in MIFS to approximately 15.9%. Through this relationship with us, MIFS plans to expand its business globally as a pure-play foundry company by strengthening its production and development capacity in a cost competitive manner.

On October 9, 2014, our board of directors approved an agreement with the Xiamen Municipal People’s Government and Fujian Electronics & Information Group to found a new company named United Semiconductor (Xiamen) Co., Ltd., or USC, based in Xiamen, Fujian Province, China that will focus on 12-inch wafer foundry services. We anticipate that we may invest up to US$1.35 billion in USC over the next five years, with our investment starting in 2015 that will be deployed in installments based on the progress of this company. USC will manufacture 12-inch wafers and initially offer 40 nanometer and 55 nanometer process technologies. Our participation in USC has complied and will continue to comply with R.O.C. rules and regulations and will continue to be subject to the review and approval by the relevant R.O.C. authorities. We have obtained the initial investment approval from the R.O.C. government on December 31, 2014 with US$300 million invested by Hejian and US$450 million by UMC. The initial groundbreaking event of USC took place in March 2015 and the grand opening ceremony took place in November 2016. USC had successfully realized commercial mass production by the end of 2016 after a pilot production stage. We expect to continue to expand our worldwide foundry presence by tapping into the high growth semiconductor market in China, and to increase our exposure to the semiconductor supply chain in China while mitigating geographical risks, which allows us to be closer to our customers in China, which, in turn, enables us to provide better services, increases our manufacturing scale and stimulates revenue growth.

On December 24, 2014, we transferred our 6-inch fabrication plant, or Fab 6A, including machinery equipment and building facilities to our subsidiary, Wavetek Microelectronics Corporation, or Wavetek, in order to further satisfy customer needs in the fast growing GaAs market and to improve the 6-inch fabrication operational efficiency among our group by fully utilizing the existing assets and resources. In April 2015, Wavetek had successfully entered into the silicon-based CMOS foundry business after it had fully acquired our 6-inch Fab 6A fixed assets and production lines. As of March 31, 2017, our shareholdings in Wavetek was approximately 78.47%, making us its largest shareholder.

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

Continue to Focus on High Growth Applications and Customers and Actively Explore New Market Opportunities. We believe one measure of a successful foundry company is the quality of its customers. We focus our sales and marketing on customers who are established or emerging leaders in industries with high growth potential. Our customers include industry leaders such as Broadcom, MediaTek, Realtek, Texas Instruments and Qualcomm. We seek to maintain and expand our relationships with these companies. We strive to demonstrate to these customers the superiority and flexibility of our manufacturing, technology and service capabilities and to provide them with production and design assistance. We are also making efforts to further diversify our customer portfolio in order to maintain a balanced exposure to different applications and different customers. We believe these efforts strengthen our relationships with our customers and enhance our reputation in the semiconductor industry as a leading foundry service provider.

In addition to customer diversification, we have also been actively exploring new market opportunities in consumer electronics such as Internet of Things.

Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies. We believe that maintaining and enhancing our leadership in mass-producible semiconductor manufacturing technology is critical to attract and retain customers. Our reputation for technological excellence has attracted both established and emerging leaders in the semiconductor industries who work closely with us on technology development. In addition, we believe our superior processing expertise has enabled us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue enhancing capital expenditures in research and development and building internal research and development expertise, to focus on process development and to establish alliances with leading and specialty semiconductor companies to accelerate access to next-generation and specialized technologies. For example, in 2014, our 28-nanometer technology further led to over 40 tapeouts. With our continuous technology development efforts and capital investment, in 2016, revenue derived from 28-nanometer technology had significantly increased from 2015. We believe our progress in developing more advanced process technologies has benefited our customers in the fields of computers, communications, consumer electronics and others with special preferences in certain aspects of the products, such as the ultimate performance, density and power consumption.

Moreover, we expect to strengthen our leading position and increase our market share by licensing our technologies to several corporate partners. For example, in 2014, we licensed to MIFS, which is a pure-play foundry company, our advanced 40 nanometer technology under a technology transfer and license agreement. We will continue to explore licensing opportunities based on our comprehensive technology offerings to further drive our revenue. In addition, we also entered into an agreement with the Xiamen Municipal People’s Government and Fujian Electronics & Information Group in 2014 in connection with the newly established USC located in Xiamen, Fujian Province, China, which is focusing on the manufacturing of 12-inch wafers with initial offering of 40 nanometer and 55 nanometer process technologies. In April 2017, we entered into a license agreement with USC to provide 28 nanometer process technologies aimed to further strengthen the wafer manufacturing capabilities of our subsidiary company. In addition, we also recently enhanced our technology platform by collaborating with additional technology parties for the research and development of specialty technologies. For example, in May 2016, we entered an agreement with Fujian Jin Hua Integrated Circuit Co., or Fujian Jinhua, in connection with the development of DRAM related technologies. Such developed technologies are expected to be jointly owned by both parties and will not be accessible for local chip design companies. We expect the collaboration to thrive on the strength of Taiwan’s semiconductor manufacturing technologies to fulfill the potential domestic demands for specialty DRAM in China. We will be in charge of technology development and currently do not intend to enter the DRAM industry or invest in Fujian Jinhua. We believe that such strategies enable us to take advantage of our established research and development capabilities while expanding our footprint globally in a cost-effective manner.

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

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2016.

	Wavetek	Fab 8A	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 8N	Fab 12A	Fab 12i	Fab 12X
Commencement of volume production	1989	1995	1998	2000	1998	2000	2000	2003	2002	2004	2016
Estimated full capacity (1)(2)	35,300	69,000	29,000	28,500	35,000	33,900	28,000	62,550	77,600	49,307	3,000
	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month
Wafer size	6-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	12-inch	12-inch	12-inch
	(150mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(300mm)	(300mm)	(300mm)

(1)	Measured in stated wafer size.
(2)	The capacity of a fab is determined based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance and expected product mix.

The following table sets forth the size and primary use of our facilities and whether such facilities, including land and buildings, are owned or leased. Our land in the Hsinchu and Tainan Science Parks is leased from the R.O.C. government.

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 8A, 3, 5 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	43,137 / 83,699	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8C, 6 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	24,572 / 71,427	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8D, 8 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	9,219 / 29,181	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8E, 17 Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	35,779 / 76,315	8-inch wafer production	Leased (expires in February 2036)	Owned

Fab 8F, 3 Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	23,781 / 65,736	8-inch wafer production	Leased (expires in February 2018)	Owned

Fab 8S, 16 Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30077, R.O.C.	20,365 / 65,614	8-inch wafer production	Leased (expires in December 2023)	Owned

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 8N, 333, Xinghua St., Suzhou Industrial Park, Suzhou, Jiangsu Province 215025, PRC	215,621 / 100,908	8-inch wafer production	Leased (expires in December 2052)	Owned

Fab 12A, 18, 20 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	243,250 / 633,085	12-inch wafer production	Leased (expires in November 2034)	Owned

Fab 12i, 3 Pasir Ris Drive 12 Singapore 519528	84,836 / 144,980	12-inch wafer production	Leased (expires in March 2031)	Owned

Fab 12X, No. 899 Wan Jia Chun Road, Xiang’an District, Xiamen, PRC	254,698 / 355,890	12-inch wafer production	Leased (expires in January 2065)	Owned

United Tower, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	8,985 / 85,224	Administration office	Leased (expires in December 2033)	Owned

Neihu Rd. office, 8F, 68. Sec. 1, Neihu Rd., Taipei, Taiwan 11493, R.O.C.	626 / 4,817	Administration office	Owned	Owned

Testing Building, 1, Chin-Shan, 7th St., Hsinchu, Taiwan 30080, R.O.C.	10,762 /41,318	Leased to several companies	Owned	Owned

R&D Building, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	42,000 / 47,396	Research and development	Leased (expires in December 2023)	Owned

Nexpower, 2, Houke S. Rd., Houli District, Taichung, Taiwan 42152, R.O.C.	57,556 / 82,699	Solar PV modules production	Leased (expires in December 2026)	Owned

Unistars, 1F, 669, Sec. 4, Zhongxing Rd., Zhudong Township, Hsinchu, Taiwan 31061, R.O.C.	- / 1,955	High-power LED package and Led lighting	N/A	Leased (expires in October 2017)

Wavetek, 10, Chuangxin 1st Rd., Baoshan Township, Hsinchu, Taiwan 30076, R.O.C.	27,898 / 34,609	6-inch wafer production	Leased (expires in August 2035)	Owned

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

Since the third quarter of 2006, we have begun the mass production of a next-generation 65-nanometer FPGA product, which features a 65% logic capacity increase over previous generation of FPGAs with triple gate oxide and 11 copper metal layers. Our 65/55-nanometer development team is not only independently developing our technologies in-house but is also bringing up customized process technologies to match customer specific needs. Furthermore, our 45/40-nanometer process technologies, which are jointly developed by us and our strategic partners have been in production since the first half of 2009, significantly increasing the competitive advantages of our customers by providing better device performance in a smaller die size. Our 28nm process technologies with Poly-SiON and High-k/metal gate are developed for low power consumption and high performance applications, respectively. In October 2008, we were the first foundry to deliver fully functional 28nm SRAM chips, and have proven in customer silicon the High-k/metal gate solution used for this technology node. Our 28nm progress was also recognized by the industry with the foundry being selected to present at the 2009 IEDM on a hybrid High-k/metal gate approach. In 2013, we successfully developed and released into production 28nm Poly-SiON and High-k/metal gate technologies. We also joined the International Business Machines Corporation, or IBM chip alliance, for advanced process development. With IBM’s know-how and support, we aim to continue to improve our internally developed 14nm technology, so as to offer a 14nm competitive low-power enhanced technology for mobile computing and communication products. We have also successfully developed specialty technologies, such as 55/40/28 eFlash, 55/40/28 eHV, 55nm BSI-CIS and 55nm BCD, for SoC applications.

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab, in 2016, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2014, 2015 and 2016:

		Year Ended December 31, 2016 Range of	Years Ended December 31,
	Years of	Process	2014	2015	2016
	Commencement of Operation	Technologies (in microns)	(in thousands of 8-inch wafer equivalents, except percentages)
Wavetek	1989	0.5	252	237	238
Fab 8A	1995	0.5 to 0.25	813	813	827
Fab 8C	1998	0.35 to 0.11	347	347	348
Fab 8D	2000	0.13 to 0.09	358	341	342
Fab 8E	1998	0.5 to 0.18	418	418	419
Fab 8F	2000	0.18 to 0.11	388	388	401
Fab 8S	2000	0.18 to 0.11	335	335	336
Fab 8N (1)	2003	0.5 to 0.11	547	667	750
Fab 12A	2002	0.13 to 0.028	1,576	1,784	1,990
Fab 12i	2004	0.13 to 0.040	1,289	1,287	1,313
Fab 12X	2016	0.040	—	—	19
Total estimated capacity	—	—	6,323	6,617	6,983
Total output (actual)	—	—	5,629	5,940	6,190
Average capacity utilization	—	—	89.0%	89.8%	88.6%

(1)	In 2013, we obtained controlling interests in Best Elite, which owns 100% interests in Fab 8N.

The table below sets forth a breakdown of number and percentage of wafer output by process technologies in 2014, 2015 and 2016.

	Years Ended December 31,
	2014		2015		2016
	(in thousands of 8-inch wafer equivalents, except percentages)
		%		%		%
28 nanometers and under	76	1.5	269	4.5	554	9.0
40 nanometers	766	13.6	968	16.3	1,197	19.3
65 nanometers	1,138	20.2	1,037	17.5	826	13.4
90 nanometers	306	5.4	245	4.1	199	3.2
0.11/0.13 micron	875	15.6	909	15.3	816	13.2
0.15/0.18 micron	904	16.0	888	14.9	1,007	16.2
0.25/0.35 micron	1,174	20.8	1,252	21.1	1,175	19.0
0.50 micron or higher	390	6.9	372	6.3	416	6.7

Total	5,629	100.0	5,940	100.0	6,190	100.0

Capacity and Utilization

The fabs in Taiwan that we own directly are named Wavetek, Fab 8A, Fab 8C, Fab 8D, Fab 8E, Fab 8F, Fab 8S and Fab 12A. All of them are located in the Hsinchu Science Park except for Fab 12A located in the Tainan Science Park. The fab in Singapore is named Fab 12i. The fabs in China are named Fab 8N and Fab 12X, located in SuZhou and Xiamen, respectively.

Our average capacity utilization rate was 89.0% in 2014, 89.8% in 2015 and 88.6% in 2016, respectively.

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

The most important raw material used in our production processes is silicon wafer, which is the basic raw material from which integrated circuits are made. The principal makers for our wafers are Shin-Etsu, Siltronic AG, GlobalWafers Corporation and Sumco Group. We have in the past obtained and believe that we will continue to be able to obtain a sufficient supply of silicon wafers. We believe that we have close working relationships with our wafer suppliers. Based on such long-term relationships, we believe that these major suppliers will use their best efforts to accommodate our demand.

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

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments, Intel Mobile and STMicroelectronics, and leading fabless design companies, such as Broadcom, MediaTek, Realtek, Qualcomm and Novatek. Although we are not dependent on any single customer, a significant portion of our net operating revenues has been generated from sales to a few customers. Our top ten customers accounted for approximately 60.2% of our net operating revenues in 2016. Set forth below is a geographic breakdown of our operating revenues in 2014, 2015 and 2016 by the location of our customers.

	Years Ended December 31,
Region	2014	2015	2016
	%	%	%
Taiwan	34.2	31.8	31.4
Singapore	12.5	12.6	18.1
China (including Hong Kong)	10.7	8.1	9.3
Japan	5.4	7.0	3.0
USA	8.9	8.8	9.3
Europe	19.6	23.4	19.8
Others	8.7	8.3	9.1

Total	100.0	100.0	100.0

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. As an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. For 2016, gross wafer sales represented 98.3% of our net operating revenue. The following table presented the percentages of our gross wafer sales by types of customers for the years ended December 31, 2014, 2015 and 2016.

	Years Ended December 31,
Customer Type	2014	2015	2016
	%	%	%
Fabless design companies	90.8	87.8	92.4
Integrated device manufacturers	9.2	12.2	7.6

Total	100.0	100.0	100.0

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

For intellectual property offerings, we work with several leading intellectual property vendors from digital, memory and analog fields in the semiconductor industry to deliver quality intellectual property blocks that have been silicon validated using our advanced processes. Our alliances with major electronic design automation vendors provide our customers with digital/analog reference design procedures and easy-to-use design solutions. By continuously enhancing our intellectual property offerings, reference design procedures and design services through collaboration with major vendors, we aim to provide complete, accurate and user-friendly design solutions to our customers.

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

We also have a system-to-system connecting services to provide direct data exchange between our system and our customers’ systems. These services, which include our “UMC Design View Room Cloud Service”, facilitate our design collaborations with our customers to help reduce the cost of chip designs and reduce the time to market. In order to continue to improve our information security management, our Information Technology Division received the certification of ISO/IEC 27001:2005 in March 2008 and renewed ISO/IEC 27001:2013 certification in February 2015.

In addition, we have established our big data research and development center. By using advanced data analysis techniques including big data technology, mathematics and statistics, while integrating product information, research and development, production, process and engineering related data, we are able to construct a complete engineering data analysis system, which facilitates advanced process development and enables us to address production line issues and rectify manufacturing issues quickly.

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

Intellectual Property

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes and activities. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2016, we held 4,994 U.S. patents and 6,969 patents issued outside of the United States.

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

Research and Development

In 2014, 2015 and 2016, we spent NT$13,664 million, NT$12,175 million and NT$13,532 million (US$418 million), respectively, on research and development, which represented 9.8%, 8.4% and 9.2%, respectively, of our net operating revenues of such years. Our research and development efforts mainly focus on delivering SoC foundry solutions that consist of the world’s leading process technologies, customer support services and manufacturing techniques. These resources provide our foundry customers with improved opportunities to develop SoC products that supply the global market. Our commitment to research and development can be illustrated by our 2016 research and development expenditures, which reached approximately 9.2% of net operating revenues. In June 2007, we completed the construction of a research and development center for nanometer technologies in the Tainan Science Park. The research and development center allows for seamless application of advanced process technology in the research and development phase to the manufacturing phase.

As of December 31, 2016, we employed 1,825 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

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

The following table sets forth the sales of our investments in 2014:

Investees	Number of shares sold (in millions)		Proceeds from disposal (in NT$ millions)
Montage Technology Group Ltd.	1		915
Epistar Corp.	11		726
Parade Technologies, Ltd.	1		460
Dexon Dynamic Investment Fund VIII	0		359

The following table sets forth the sales of our investments in 2015:

Investees	Number of shares sold (in millions)		Proceeds from disposal (in NT$ millions)
Superalloy Industrial Co., Ltd.	5		614
Translink Capital Partners III, L.P.	—		307
Taiwan High Speed Rail Corp.	30		300
Mercuries Life Insurance Co., Ltd.	15		274

The following table sets forth the sales of our investments in 2016:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)	(in US$ millions)
Nien Made Enterprise Co., Ltd.	5	1,593	49
Superalloy Industrial Co., Ltd.	6	870	27
Motech Industries, Inc.	17	599	18
Easou Holdings Company Limited (formerly Yeti Group Ltd.)	14	295	9

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

The following list sets forth some of the important awards that we received in environmental protection, safety and health:

•	Selected as a member of Dow Jones Sustainability Indexes for the ninth straight year since 2008;

•	Awarded “The Channel NewsAsia Sustainability Ranking: Top 6” by Channel NewsAsia (2016);

•	Achieved Leadership Status (score level: A-) on CDP Global Climate List (2016);

•	Awarded “Taiwan Corporate Sustainability Award” by Taiwan Institute for Sustainable Energy (2016);

•	Awarded “Enterprises Environmental Award of the Republic of China” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2003-2016);

•	Awarded “The Best Participation of Green Procurement for Enterprises” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2011-2016); and

•	Awarded “Excellent Occupational Safety and Health Executive Organization of Hsinchu Science Park” by the Science Park Administration (1998-2016).

Climate Change

Our climate change policies announced on April 22, 2010 include: (i) achieving carbon neutral status via carbon management, (ii) becoming a comprehensive low-carbon emissions solution provider, and (iii) leveraging corporate resources to cultivate a low-carbon emissions economy. In order to implement these policies, we set greenhouse gas reduction goals as to various phases. By 2015, we completed resource and energy productivity improvement plan named “369+-project” which consisted of reducing the usage of electricity by 3%, the usage of pipe water by 6% and the waste generation by 9% compared with the base year 2012. Currently, we announced our latest “Green 2020” goals to demonstrate our long-term commitment to sustainable environment. We will be more proactive with self-motivated action and more stringent standards. The goal is to further reduce water, energy and waste by 10% over current levels by 2020. In 2016, our initiatives resulted in the conservation of approximately 67,000Mwh of electricity, 480,000 metric tons of water and 3,600 metric tons of conserved waste. Meanwhile, we also endeavor to reduce carbon emissions through the following two measures: (1) we continue to implement a greenhouse gas emission reduction plan to assist customers in establishing a low-carbon emissions supply chain, and (2) we continue to enhance our research and development in advanced processes to provide low-power products and reduce carbon emissions at the consumer level.

Since 1999, we have been a pioneer in the foundry industry to implement measures to reduce per-fluorinated compounds, and we completed the replacement of C3F8 with C4F8 in 2011. We have made a significant achievement by reducing normalized per-fluorinated compounds by approximately 67%, which is one of the major greenhouse gas reduction objectives of the World Semiconductor Council, during 2000 to 2013. In 2014, we and Dragon Steel Corporation executed a contract to trade 2,000,000 tons of carbon emission credits. It was the first trade of carbon emissions credits that was reviewed and recorded by Environmental Protection Administration, or EPA, indicating a significant milestone in Taiwan’s carbon emissions credits trading market. Proceeds derived from this carbon trading transaction was wholly used by us to establish our UMC Eco-Echo Ecological Conservation Hope Project, a project dedicated exclusively to environmental protection, to promote environmental protection measures, and contribute towards environmental sustainability.

We also support timely disclosure of carbon information and ensuring data quality. Since 2006, we have participated in the Carbon Disclosure Project formed by global institutional investors and disclosed our annual greenhouse gas emission volume, reduction goals and results. In 2015, we were selected as the CDP’s CDLI for three years. We recorded the highest foundry’s score among all participating Taiwanese semiconductor companies. Moreover, we engage third-party verifiers to ensure the quality of the data. We completed verification on greenhouse gas emission and reduction records during 2000 to 2010 for all of our fabs in Taiwan and during 2011 to 2015 for all of our fabs in both Taiwan and Singapore. We expect to complete the 2016 greenhouse gas emissions data verification by the end of 2017.

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

We have also implemented proactive efforts in earthquake risk prevention. We believe our efforts contributed to our quick and exemplary recovery from two major earthquakes in Taiwan on September 21, 1999 and March 4, 2010, respectively. Our Hsinchu fabs and Fab 12A in Tainan sustained only minor impact to their operations from the earthquake without interruption to the power system or water service. Normal operations resumed shortly after the incidents. In addition, an earthquake took place on February 6, 2016 in southern Taiwan but did not have any material impact on our operations. In order to reduce potential damages that will be caused to our production facilities from earthquakes and similar incidents in the future, we continue to import the latest anti-seismic technologies, such as a seismic isolation platform for reticle stocker and furnace to facilitate the evaluation of an early earthquake warning system that will provide us with enhanced response time in the event of an earthquake. We also adopt ISO 22301 business continuity standard practices which serve to ensure the safety of our employees and minimize supply disruptions resulting from severe natural disasters, including earthquakes.

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

Insurance

We maintain industrial all risk insurance for our buildings, facilities, equipment and inventories as well as third-party properties. The insurance for fabs and their equipment covers losses from physical damage and business interruption up to their respective policy limits except for policy exclusions. For example, in early 2016, we experienced a severe earthquake which adversely affected our 300mm Fab 12A wafer manufacturing operations in Taiwan and we had settled our insurance policies which partially recovered the losses resulting from this earthquake. In addition, we purchase directors and officers liability insurance for our board directors and executive officers, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for. We also maintain public liability insurance for losses to third parties arising from our business operations. We believe that our insurance arrangement is adequate to cover all major types of losses relevant to the semiconductor industry practice. However, significant damage to any of our production facilities, whether as a result of fire or other causes, could seriously harm our business.

C.	Organizational Structure

The following list shows our corporate structure as of December 31, 2016:

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2016
UMC Group (USA)	U.S.A.	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
TLC Capital Co., Ltd.	Taiwan, R.O.C.	100.00%
UMC New Business Investment Corp.	Taiwan, R.O.C.	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, R.O.C.	100.00%
UMC Investment (Samoa) Limited	Samoa	100.00%
Unitruth Investment Corp.	Taiwan, R.O.C.	100.00%
UMC Capital (USA)	U.S.A.	100.00%
ECP Vita Pte. Ltd.	Singapore	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
Tera Energy Development Co., Ltd.	Taiwan, R.O.C.	100.00%
United Microchip Corporation	Cayman Islands	100.00%
Nexpower Technology Corp.	Taiwan, R.O.C.	67.54%
Wavetek Microelectronics Corporation	Taiwan, R.O.C.	78.47%
Everrich Energy Investment (HK) Limited	China	100.00%
Everrich (Shandong) Energy Co., Ltd.	China	100.00%
Unistars Corp.	Taiwan, R.O.C.	82.76%
NPT Holding Limited	Samoa	67.54%
NLL Holding Limited	Samoa	67.54%
SocialNex Italia 1 S.R.L.	Italy	67.54%
UMC (Beijing) Limited	China	100.00%
Wavetek Microelectronics Investment (Samoa) Limited	Samoa	78.47%
Wavetek Microelectronics Corporation (USA)	U.S.A.	78.47%
Best Elite International Limited	British Virgin Islands	91.08%
Infoshine Technology Limited	British Virgin Islands	91.08%
Oakwood Associates Limited	British Virgin Islands	91.08%
Hejian Technology (Suzhou) Co., Ltd.	China	91.08%
UnitedDS Semiconductor (Shandong) Co., Ltd.	China	91.08%
United Semiconductor (Xiamen) Co., Ltd.	China	26.79%
UMC Group Japan	Japan	100.00%
UMC Korea Co., Ltd.	Korea	100.00%
Omni Global Limited	Samoa	100.00%
United Microtechnology Corporation (California)	U.S.A.	100.00%
United Microtechnology Corporation (New York)	U.S.A.	100.00%
Sino Paragon Limited	Samoa	100.00%
UMC Technology Japan Co., Ltd.	Japan	100.00%

D.	Property, Plants and Equipment

Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2016 have been translated into U.S. dollar amounts using US$1.00 = NT$32.40, the foreign exchange rate on December 30, 2016 as released by the Board of Governors of the Federal Reserve System. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs.

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, revenues varied significantly over this period. It can take several years to plan and construct a fab and bring it to operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs or acquiring existing fabs in response to anticipated demand growth for semiconductors. In addition, after commencement of commercial operations, fabs can increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent a proportional growth in demand, this increase in supply often results in semiconductor manufacturing overcapacity, which has led to a sharp decline in semiconductor prices and significant capacity under-utilization. Our average capacity utilization rate was 89.0%, 89.8% and 88.6% for the years ended December 31, 2014, 2015 and 2016, respectively. We believe that our operating results in 2014, 2015 and 2016 continue to reflect the ongoing uncertainty in the global economy, conservative corporate information technology spending and low visibility with respect to end market demand.

Pricing

We price our products on either a per die or a per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we in general review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed, fluctuations in our products’ average selling price historically have had a substantial impact on our margins. Our average selling price increased by approximately 1.1% in 2015 compared to 2014, primarily due to increased advanced node contribution and decreased by approximately 1.8% in 2016 compared to 2015, reflecting the nominal price erosion in 2016.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to compete effectively with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2014, 2015 and 2016, approximately 67.1%, 67.1% and 67.8%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate was 89.0%, 89.8% and 88.6% for the years ended December 31, 2014, 2015 and 2016, respectively. Utilization rates were primarily affected by global macroeconomic factors. Other factors affecting utilization rates are efficiency in production facilities, product flow management, the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply and fire or natural disaster.

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

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We began our volume production with 65-nanometer and 40-nanometer technologies in 2006 and 2009, respectively. We introduced our 28-nanometer technology to customers in 2011 and started large-scale commercial production in 2014. Our 28nm technology contributed approximately 10% and 17% of our foundry revenue in 2015 and 2016, respectively. These types of technology migration require continuous capital and research and development investment. Because developing and acquiring advanced technologies involve substantial capital investment, we expect to continue to spend a substantial amount of capital on upgrading our technologies and capabilities.

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

Treasury Share Programs

We have from time to time announced plans, none of which were binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans. On July 29, 2015, our board of directors resolved to purchase up to 200 million common shares on the Taiwan Stock Exchange at a price between NT$7.55 and NT$18.80 per share during the period from July 30, 2015 to September 29, 2015 to transfer to our employees as employee compensation. On May 11, 2016, our board of directors resolved to purchase up to 200 million common shares on the Taiwan Stock Exchange at a price between NT$7.90 and NT$18.70 per share during the period from May 12, 2016 to July 11, 2016 to transfer to our employees as employee compensation.

During 2014, 2015 and 2016, we purchased an aggregate of nil, 200 million and 200 million common shares, respectively, and transferred 5.49 million, 60.7 million and nil of such common shares that we repurchased under these plans to our employees as employee compensation in 2014, 2015 and 2016, respectively.

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

If the convertible bondholders exercise their conversion right before maturity, we shall adjust the carrying amount of the liability component. The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital—premiums. No gain or loss is recognized upon bond conversion.

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

Deferred tax assets are recognized for all carryforward of unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized. The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences. Please refer to Note 6(23) to our audited consolidated financial statements included elsewhere in this annual report for more details on unrecognized deferred tax assets.

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

Our total depreciation expenses were NT$38,786 million, NT$43,473 million and NT$49,691 million (US$1,534 million) in 2014, 2015 and 2016, respectively.

Operating Expenses

Our operating expenses consist of the following:

•	Sales and marketing expenses. Sales and marketing expenses consist primarily of intellectual property development expenses, salaries and related personnel expenses, wafer sample expenses and related marketing expenses. Wafer samples are actual silicon samples of our customers’ early design ideas made with our most advanced processes and provided to those customers;

•	General and administrative expenses. General and administrative expenses consist primarily of salaries for our administrative, finance and human resource personnel, fees for professional services, and cost of computer and communication systems to support our operations; and

•	Research and development expenses. Research and development expenses consist primarily of research testing related expenses, salaries and related personnel expenses and depreciation on the equipment used for our research and development.

Net Other Operating Income and Expenses

Net other operating income and expenses consist primarily of:

•	gains or losses arising from disposal of property, plant and equipment;

•	the recognition or reversal of impairment losses of property, plant and equipment and intangible assets;

•	net rental income or loss from property; and

•	amortization of deferred government grants related to machinery and equipment.

Non-operating Income and Expenses

Our non-operating income and expenses primarily consist of the following:

1.	Other income, which consists of:

•	interest income, which is primarily derived from time deposits; and

•	dividend income, which is primarily derived from financial assets at fair value through profit or loss, available-for-sale financial assets and financial assets measured at cost.

2.	Other gains and losses, which principally consist of:

•	gains or losses on valuation of financial assets and liabilities, which are primarily derived from disposal of and changes in the values of financial assets and liabilities classified as fair value through profit or loss, according to IAS 39;

•	impairment loss, which is primarily derived from the loss recognized in available-for-sale financial assets, financial assets measured at cost and investments accounted for under the equity method; and

•	gains or losses on disposal of investments, which are primarily derived from our disposal of available-for-sale financial assets, financial assets measured at cost and investments accounted for under the equity method.

3.	Finance costs, which principally consist of:

•	interest expenses, which are primarily derived from bonds payable and bank loans; and

•	financial expenses, which are primarily derived from stockholder services proxy fee.

4.	Share of profit or loss of associates and joint ventures, which is primarily derived from the recognition of investee companies’ net profit based on the ownership percentage we hold.

Taxation

Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of five years following each such capital increase. In addition, our branch in Singapore enjoys tax exemption for income derived from tax-exempted activities under Singapore’s Income Tax Act and Economic Expansion Incentive (Relief from Income Tax) Act. These tax exemptions resulted in tax savings of approximately NT$182 million, NT$1,642 million and NT$1,708 million (US$53 million) in 2014, 2015 and 2016, respectively. Our tax rate was 17% in 2016, the same rate applicable to companies outside the Hsinchu Science Park. We also benefit from other tax incentives generally available to technology companies in Taiwan, such as tax credits applicable against corporate income tax that range from 5% to 20% of the amount of investment in certain qualified equipment and 10% to 15% of qualified research and development expenditures. These tax incentives resulted in tax savings of approximately NT$549 million, NT$589 million and NT$400 million (US$12 million) in 2014, 2015 and 2016, respectively.

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

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$3,125 million, NT$1,028 million and NT$553 million (US$17 million) of income tax expenses in 2014, 2015 and 2016, respectively. Our effective income tax rate in 2016 was 11.7%.

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2014	2015	2016
	%	%	%
Net operating revenues	100.0	100.0	100.0
Operating costs	(77.2)	(78.1)	(79.5)

Gross profit	22.8	21.9	20.5
Operating expenses
Sales and marketing	(2.9)	(2.8)	(3.1)
General and administrative	(2.5)	(2.6)	(3.9)
Research and development	(9.8)	(8.4)	(9.2)

Subtotal	(15.2)	(13.8)	(16.2)

Net other operating income and expenses	(0.4)	(0.6)	(0.1)

Operating income	7.2	7.5	4.2
Non-operating income and expenses	2.5	1.9	(1.0)

Income from continuing operations before income tax	9.7	9.4	3.2
Income tax expense	(2.2)	(0.7)	(0.4)

Net income	7.5	8.7	2.8
Total other comprehensive income (loss), net of tax	4.3	(0.7)	(2.7)

Total comprehensive income (loss)	11.8	8.0	0.1

Net income attributable to:
Stockholders of the parent	7.9	9.2	5.8
Non-controlling interests	(0.4)	(0.5)	(3.0)
Total comprehensive income (loss) attributable to:
Stockholders of the parent	12.2	8.5	3.1
Non-controlling interests	(0.4)	(0.5)	(3.0)

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net operating revenues. Net operating revenues increased by 2.1% from NT$144,830 million in 2015 to NT$147,870 million (US$4,563 million) in 2016, primarily due to increased demand in leading edge technologies, which resulted in a 5.2% increase in foundry wafer shipments from 5,868 thousand 8-inch equivalent wafers in 2015 to 6,172 thousand 8-inch equivalent wafers in 2016, which was partially offset by a lower average selling price in 2016, decreasing by approximately 1.8% from 2015.

Operating costs. Operating costs increased by 3.9% from NT$113,061 million in 2015 to NT$117,491 million (US$3,626 million) in 2016, primarily due to the increased depreciation expense and an increase in shipments in response to capacity expansion and increased customer demands. These increases were partially offset by a compensation from insurance claims.

Gross profit and gross margin. Gross profit decreased from NT$31,769 million in 2015 to NT$30,379 million (US$937 million) in 2016. Our gross margin decreased from 21.9% in 2015 to 20.5% in 2016, primarily due to the increased depreciation expense.

Operating income and operating margin. Operating income decreased from NT$10,836 million in 2015 to NT$6,194 million (US$191 million) in 2016. Our operating margin decreased from 7.5% in 2015 to 4.2% in 2016. The decrease in operating margin was largely due to the increase in general and administrative expenses and research and development expenses. Operating expenses increased by 19.8% from NT$19,969 million in 2015 to NT$23,922 million (US$738 million) in 2016.

Sales and marketing expenses. Our sales and marketing expenses increased by 12.9% from NT$4,064 million in 2015 to NT$4,589 million (US$141 million) in 2016. The increase in sales and marketing expenses was mainly due to an increase of NT$232 million (US$7 million) in intellectual property royalty expenses as a result of the increased number of intellectual properties under which we were granted licenses, NT$214 million (US$7 million) in sample expenses and NT$124 million (US$4 million) in mask expenses. Our sales and marketing expenses as a percentage of our net operating revenues increased from 2.8% in 2015 to 3.1% in 2016.

General and administrative expenses. Our general and administrative expenses increased by 55.5% from NT$3,730 million in 2015 to NT$5,801 million (US$179 million) in 2016, mainly as a result of the setup costs of Fab 12X in 2016. Our general and administrative expenses as a percentage of our net operating revenues increased from 2.6% in 2015 to 3.9% in 2016.

Research and development expenses. Our research and development expenses increased by 11.1% from NT$12,175 million in 2015 to NT$13,532 million (US$418 million) in 2016. The increase in research and development expenses was mainly due to an increase of NT$380 million (US$12 million) in depreciation expenses, NT$225 million (US$7 million) in wafers for research and development usage, NT$211 million (US$7 million) in personnel expenses and NT$190 million (US$6 million) in maintenance expenses. Our research and development expenses as a percentage of our net operating revenues increased from 8.4% in 2015 to 9.2% in 2016.

Net other operating income and expenses. Net other operating expenses decreased by 72.7% from NT$964 million in 2015 to NT$263 million (US$8 million) in 2016, mainly due to a decrease in impairment loss of property, plant, and equipment from NT$1,021 million in 2015 to NT$455 million (US$14 million) in 2016 and an increase of NT$243 million (US$8 million) in government grants income. Net other operating expenses as a percentage of our net operating revenues were 0.6% and 0.1% in 2015 and 2016, respectively.

Non-operating income and expenses. Non-operating income and expenses decreased by 152.0% from an income of NT$2,833 million in 2015 to a loss of NT$1,473 million (US$45 million) in 2016, mainly due to the increase in exchange loss from a gain of NT$369 million in 2015 to a loss of NT$1,502 million (US$46 million) in 2016, an increase in the finance cost from NT$524 million in 2015 to NT$1,414 million (US$44 million) in 2016, and an increase in the impairment loss of investments accounted for under the equity method from nil in 2015 to NT$837 million (US$26 million) in 2016.

Other comprehensive income (loss), net of tax. Our other comprehensive loss, net of tax, increased from a loss of NT$1,065 million in 2015 to a loss of NT$4,024 million (US$124 million) in 2016. We attributed this change primarily to the increase in the loss of exchange differences on translation of foreign operations from a gain of NT$2,764 million in 2015 to a loss of NT$1,817 million (US$56 million) in 2016.

Net income attributable to the stockholders of the parent. Due to the factors described above, our net income decreased by 35.0% from NT$13,254 million in 2015 to NT$8,621 million (US$266 million) in 2016.

Total comprehensive income attributable to the stockholders of the parent. Due to the factors described above, our comprehensive income decreased by 62.2% from NT$12,251 million in 2015 to NT$4,629 million (US$143 million) in 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net operating revenues. Net operating revenues increased by 3.4% from NT$140,012 million in 2014 to NT$144,830 million in 2015, primarily due to increased demand in leading edge technologies which resulted in a 5.2% increase in foundry wafer shipments from 5,577 thousand 8-inch equivalent wafers in 2014 to 5,868 thousand 8-inch equivalent wafers in 2015, and a higher average selling price in 2015 which increased approximately 1.1% from 2014. These increases were partially offset by a perpetual 40nm licensing fee from Fujitsu recognized in 2014.

Operating costs. Operating costs increased by 4.5% from NT$108,159 million in 2014 to NT$113,061 million in 2015, primarily due to the increased depreciation expense and an increase in shipments in response to capacity expansion and enhanced customer demand.

Gross profit and gross margin. Gross profit decreased from NT$31,853 million in 2014 to NT$31,769 million in 2015. Our gross margin decreased from 22.8% in 2014 to 21.9% in 2015, primarily due to the increased depreciation expense and a perpetual 40nm licensing fee from Fujitsu, which was recognized in 2014.

Operating income and operating margin. Operating income increased from NT$10,076 million in 2014 to NT$10,836 million in 2015. Our operating margin increased from 7.2% in 2014 to 7.5% in 2015. The increase in operating margin was largely due to the increase in sales revenues and decrease in research and development expenses. Operating expenses decreased by 6.0% from NT$21,238 million in 2014 to NT$19,969 million in 2015.

Sales and marketing expenses. Our sales and marketing expenses increased by 1.3% from NT$4,012 million in 2014 to NT$4,064 million in 2015. The increase in sales and marketing expenses was mainly due to an increase of NT$110 million in sample expenses, and a NT$72 million in intellectual property royalty expenses as a result of the increased number of intellectual properties under which we were granted licenses, which was partially offset by a decrease of NT$96 million in conveyance and exporting expenses. Our sales and marketing expenses as a percentage of our net operating revenues decreased from 2.9% in 2014 to 2.8% in 2015.

General and administrative expenses. Our general and administrative expenses increased by 4.7% from NT$3,562 million in 2014 to NT$3,730 million in 2015, primarily as a result of an increase of NT$120 million in professional fees and NT$36 million in personnel expenses. Our general and administrative expenses as a percentage of our net operating revenues were 2.5% and 2.6% in 2014 and 2015, respectively.

Research and development expenses. Our research and development expenses decreased by 10.9% from NT$13,664 million in 2014 to NT$12,175 million in 2015 as a research program for advanced technologies came to a conclusion in 2014. Our research and development expenses as a percentage of our net operating revenues decreased from 9.8% in 2014 to 8.4% in 2015.

Net other operating income and expenses. Net other operating expenses increased by 78.8% from NT$539 million in 2014 to NT$964 million in 2015, mainly due to an increase in impairment loss of property, plant, and equipment from NT$597 million in 2014 to NT$1,021 million in 2015. Net other operating expenses as a percentage of our net operating revenues increased from 0.4% in 2014 to 0.6% in 2015.

Non-operating income and expenses. Non-operating income decreased by 19.0% from NT$3,496 million in 2014 to NT$2,833 million in 2015, mainly due to the increase in the impairment loss of available-for-sale financial assets from NT$177 million in 2014 to NT$1,239 million in 2015, partially offset by the decrease in the impairment loss of financial assets measured at cost from NT$128 million in 2014 to NT$7 million in 2015, and an increase in other gains from NT$474 million in 2014 to NT$757 million in 2015.

Other comprehensive income (loss), net of tax. Our other comprehensive income (loss), net of tax, decreased from an income of NT$6,069 million in 2014 to a loss of NT$1,065 million in 2015. We attributed this change primarily to the decrease in the income of exchange differences on translation of foreign operations from NT$4,330 million in 2014 to NT$2,764 million in 2015, the decrease in an unrealized gain (loss) on available-for-sale financial assets from a gain of NT$1,465 million in 2014 to a loss of NT$3,479 million in 2015, the decrease in remeasurements of defined benefit pension plans from a loss of NT$2 million in 2014 to a loss of NT$33 million in 2015, and the decrease in share of other comprehensive income (loss) of associate and joint ventures from an income of NT$277 million in 2014 to a loss of NT$316 million in 2015.

Net income attributable to the stockholders of the parent. Due to the factors described above, our net income increased by 19.3% from NT$11,109 million in 2014 to NT$13,254 million in 2015.

Total comprehensive income attributable to the stockholders of the parent. Due to the factors described above, our comprehensive income decreased by 28.1% from NT$17,035 million in 2014 to NT$12,251 million in 2015.

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

Resource for Liquidity

We have financed our capital expenditure requirements in recent years from operating cash inflows, bank borrowings, as well as the issuance of bonds and equity-linked securities denominated in NT dollars and U.S. dollars. Operating cash inflows significantly exceed operating income, reflecting the significant non-cash depreciation expense.

As of December 31, 2016, we had NT$57,579 million (US$1,777 million) of cash and cash equivalents and NT$714 million (US$22 million) of financial assets at fair value through current profit or loss. Cash equivalents included time deposits and commercial paper with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate bonds. These agreements bore interest rates ranging from 0.48% to 0.51%, 0.34% to 0.44% and 0.23% to 0.32% in 2014, 2015 and 2016, respectively. The terms of these agreements were typically less than one month. As of December 31, 2014, 2015 and 2016, we held repurchase agreements in the amount of NT$4,526 million, NT$4,860 million and NT$6,188 million (US$191 million), respectively.

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

In early June 2012, we issued five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.43%, and the principal will be repayable in June 2017 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.63%, and the principal will be repayable in June 2019 upon maturity. The proceeds of this offering are used for purchasing machinery and equipment. As of December 31, 2016, NT$10,000 million aggregate principal amount of these bonds were outstanding.

In mid-March 2013, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.35%, and the principal will be repayable in March 2018 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.50%, and the principal will be repayable in March 2020 upon maturity. The proceeds of this offering are used for purchasing machinery and equipment. As of December 31, 2016, NT$10,000 million aggregate principal amount of these bonds were outstanding.

In mid-June 2014, we issued an aggregate principal amount of NT$5,000 million of seven-year and ten-year domestic unsecured corporate bonds, with a denomination of NT$1 million per bond. The seven-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$2,000 million with an annual coupon bearing an interest rate of 1.7%. The ten-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$3,000 million with an annual coupon bearing an interest rate of 1.95%. The proceeds of this offering were used for repay debts. As of December 31, 2016, NT$5,000 million aggregate principal amount of these bonds were outstanding.

In mid-May 2015, we issued five-year US$600 million aggregate principal amount of currency linked zero coupon convertible bonds due 2020. Each bond, at the option of the holder, were convertible into our common shares at NT$15.9895 per share on December 31, 2016. The proceeds of this offering were used for purchasing machinery and equipment. As of December 31, 2016, no bonds had been converted or redeemed.

At our 2016 annual general meeting, our stockholders authorized our board of directors to raise capital from private placement, through issuing instruments such as common shares, depositary receipts (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and our needs. The amount of common shares issued or convertible is proposed to be no more than 10% of our issued and outstanding share capital (i.e., no more than 1,275,813,291 common shares. According to Item 6, Article 43-6 of the R.O.C. Security and Exchange Act, any private placement of our common shares must be conducted separately within one year after approval at the annual general meeting of stockholders. The approval to conduct a private placement of our common shares will expire on June 8, 2017.

In March 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$8,300 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$6,200 million. Interest will be paid annually at 1.15%, and the principal will be repayable in March 2022 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,100 million. Interest will be paid annually at 1.43%, and the principal will be repayable in March 2024 upon maturity. The proceeds of this offering are used for repay debt.

Operating Activities

In 2016, net cash provided by operating activities was NT$46,450 million (US$1,434 million), primarily due to net income before income tax of NT$4,721 million (US$146 million) and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$ 51,984 million (US$1,604 million), partially offset by the change in prepayments of NT$9,456 million (US$292 million).

In 2015, net cash provided by operating activities was NT$59,788 million, primarily due to the net income before income tax of NT$13,669 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$ 45,472 million.

In 2014, net cash provided by operating activities was NT$44,766 million, primarily due to the net income before income tax of NT$13,572 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$ 40,657 million, partially offset by change in notes and accounts receivable of NT$6,013 million.

Investing Activities

In 2016, net cash used in investing activities was NT$80,086 million (US$2,472 million), primarily due to cash used to purchase equipment at our fabs amounting to NT$91,561 million (US$2,826 million), partially offset by proceeds of NT$9,566 million (US$295 million) from government grants related to assets acquisition and proceeds of NT$4,370 million (US$135 million) from disposal of financial assets.

In 2015, net cash used in investing activities was NT$68,481 million, primarily due to cash used to purchase equipment at our fabs of NT$60,504 million and acquire financial assets of NT$5,032 million.

In 2014, net cash used in investing activities was NT$42,584 million, primarily due to cash used to purchase equipment at our fabs of NT$43,237 million, partially offset by proceeds of NT$4,011 million from disposal of financial assets.

Financing Activities

In 2016, net cash provided by financing activities was NT$38,795 million (US$1,197 million), primarily due to the increase in bank loans of NT$32,134 million (US$992 million) and other financial liabilities of NT$15,979 million (US$493 million), partially offset by NT$6,907 million (US$213 million) for cash dividend payment.

In 2015, net cash provided by financing activities was NT$15,049 million, primarily due to proceeds from bonds issued of NT$18,425 million and increase in other financial liabilities of NT$6,108 million, partially offset by NT$6,939 million for cash dividend payment.

In 2014, net cash used in financing activities was NT$8,258 million, primarily due to NT$14,137 million for bonds redemption and NT$6,253 million for cash dividend and cash distribution from additional paid-in capital, partially offset by proceeds from bonds issued of NT$5,000 million and increase in bank loans of NT$6,560 million.

We had NT$20,551 million (US$634 million) in outstanding short-term loans as of December 31, 2016. We had total availability under existing short-term lines of credit of NT$47,145 million (US$1,455 million) as of December 31, 2016.

We had bonds payable of NT$41,981 million (US$1,296 million) in the aggregate as of December 31, 2016.

As of December 31, 2016, our outstanding long-term debts primarily consisted of NT$2,910 million (US$90 million) unsecured and NT$92 million (US$3 million) secured long-term bank loans due in 2017, NT$973 million (US$30 million) unsecured and NT$1,623 million (US$50 million) secured long-term bank loans due in 2018, NT$1,499 million (US$46 million) unsecured and NT$1,602 million (US$49 million) secured long-term bank loans due in 2019, NT$249 million (US$8 million) unsecured and NT$3,961 million (US$122 million) secured long-term bank loans due in 2020, NT$1,000 million (US$31 million) unsecured and NT$3,378 million (US$104 million) secured long-term bank loans due in 2021, and NT$11,967 million (US$369 million) secured long-term bank loans due in 2022 and thereafter. The interest rates of our long-term bank loans range from 0.98% to 4.66%.

As of December 31, 2016, the current portion of bonds due within one year was NT$7,499 million (US$231 million), and the current portion of long-term bank loans due within one year was NT$3,002 million (US$93 million).

Capital Expenditures

We continue to maintain high levels of capital expenditures as we believe there are promising opportunities for 28-nanometer and 40-nanometer technologies. We continue to devote most of our capital expenditure to improvement of advanced technology within 12-inch fabs. As a result, we have entered into several construction contracts for the expansion of our factory space in Taiwan and China. As of December 31, 2016, these construction contracts amounted to NT$9,243 million (US$285 million) and the portion of the contracts not yet recognized was approximately NT$1,754 million (US$54 million). In 2014, 2015 and 2016, we incurred capital expenditures of approximately NT$43,237 million, NT$60,504 million and NT$91,561 million (US$2,826 million), respectively, primarily to purchase equipment for research and development and production purposes. We will focus on our addressable markets (i.e., 40 and 28-nanometer) and continue to build up our production capacity. We believe our 28-nanometer technology progress will propel our advanced process growth, strengthen our future competitiveness, and enhance our portfolio of comprehensive foundry solutions available to our customers.

We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure requirements at least through the end of 2017. Due to rapid changes in technology in the semiconductor industry, however, we have frequent demand for investment in new manufacturing technologies. We cannot assure you that we will be able to raise additional capital, should that become necessary, on terms acceptable to us, or at all. If financing is not available on terms acceptable to us, management intends to reduce expenditures so as to delay the need for additional financing. To the extent that we do not generate sufficient cash flows from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings to finance our working capital needs or our future expansion plans. The sale of additional equity or equity-linked securities may result in additional dilution to our stockholders. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our products and change in our product mix, which in turn may be adversely affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the average selling price of our products. The average selling price of our products have been subjected to downward pressure in the past and are reasonably likely to be subject to further downward pressure in the future. We have not historically relied on, and we do not plan to rely on in the foreseeable future, off-balance sheet financing arrangements to finance our operations or expansion.

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

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$13,664 million, NT$12,175 million and NT$13,532 million (US$418 million) in 2014, 2015 and 2016, respectively, in research and development, which represented 9.8%, 8.4% and 9.2%, respectively, of net operating revenues for such years. We believe that our continuous spending on research and development will help us maintain our position as a technological leader in the foundry industry. As of December 31, 2016, we employed 1,825 professionals in our research and development division.

Our current research and development activities seek to upgrade and integrate manufacturing technologies and processes, as well as to drive 14 nanometer technology in mass production with EUV (Extreme Ultraviolet) lithography, and FinFET (Fin Field-Effect Transistor). Although we emphasize firm-wide participation in the research and development process, we maintain central research and development teams primarily responsible for developing cost-effective technologies that can serve the manufacturing needs of our customers. Monetary incentives are provided to our employees if projects result in successful patents. We believe we have a strong foundation in research and development and intend to continue our efforts on technology developments. Our top management believes in the value of continued support of research and development efforts and intends to continue our foundry leadership position by providing customers with comprehensive technology and SoC solutions in the industry.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2016.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in NT$ millions)
Long-term debt (1)
Unsecured bonds	43,196	7,500	10,000	22,696	3,000
Long-term loans	29,254	3,002	5,697	8,588	11,967
Operating lease obligations (2)	4,258	373	601	537	2,747
Purchase obligations (3)	7,060	2,271	1,034	771	2,984
Other long-term obligations (4)	23,904	1,054	262	16	22,572

Total contractual cash obligations	107,672	14,200	17,594	32,608	43,270

(1)	Assuming the domestic bonds are paid off upon maturity.
(2)	Represents our obligations to make lease payments to use machineries, equipment and land on which our fabs are located, primarily in the Hsinchu Science Park and the Tainan Science Park in Taiwan, Pasir Ris Wafer Fab Park in Singapore.
(3)	Represents commitments for purchase of raw materials and construction contracts. These commitments are not recorded on our balance sheet as of December 31, 2016.
(4)	Represents intellectual properties and royalties payable under our technology license agreements and the financial liability for the repurchase of other investors’ investment. The amounts of payments due under these agreements are determined based on fixed contract amounts.

G.	Safe Harbor

See “Forward-Looking Statements in This Annual Report May Not Be Realized.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age, position, tenure and biography of each of our directors and executives as of March 31, 2017. There is no family relationship among any of these persons.

The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Year(s) with Us
Stan Hung	56	Chairman, Director and Chief Strategy Officer	25
Po-Wen Yen	60	Chief Executive Officer and Director (Representative of Hsun Chieh Investment Co.)	30
Jason S. Wang	54	Director (Representative of Silicon Integrated Systems Corp.) and Senior Vice President	9
Shan-Chieh Chien	59	Director (Representative of UMC Science and Culture Foundation) and Senior Vice President	28
Ting-Yu Lin	55	Director	11
Chung-Laung Liu (1)	83	Independent Director	11
Cheng-Li Huang (1)	68	Independent Director	8
Wenyi Chu (1)	50	Independent Director	2
Chitung Liu	51	Chief Financial Officer	16

(1)	Member of the Audit Committee.

Stan Hung is a director, Chief Strategy Officer and the Chairman of our company. Mr. Hung was our Chief Financial Officer and senior vice president from 2000 to 2007. He was also the Chairman of Epitech Technology Corporation in 2007 and ITE Technology Corporation for a portion of 2008, respectively. Prior to re-joining United Microelectronics Corporation in 1991, Mr. Hung was a financial manager at Optoelectronics Corporation. He is also the Chairman of Fortune Venture Capital Corporation, TLC Capital Co. Ltd., UMC New Business Investment Corporation, Faraday Technology Corporation, and a Director of Triknight Capital Corporation and Altek Corporation. Mr. Hung received a bachelor’s degree in accounting from Tam Kang University in 1982.

Po-Wen Yen is a director of our company and our Chief Executive Officer. Prior to becoming our Chief Executive Officer, Mr. Yen was our senior vice president responsible for 12-inch operations. Mr. Yen is a representative of Hsun Chieh Investment Co. Mr. Yen joined us in 1986 and was responsible for the operation of Fabs 8A and 8C. He also served as the vice president for UMC-SG, our 300mm operation in Singapore. He is also a director of Fortune Venture Capital Corporation, TLC Capital Co., Ltd., Epistar Corporation and UMC New Business Investment Corporation. In 2003, Mr. Yen received the National Manager Excellence Award from Chinese Professional Management Association. Mr. Yen earned a bachelor’s degree in Chemical Engineering from National Tsing Hua University and his master’s degree in chemical engineering from National Taiwan University.

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

Chung-Laung Liu is an independent director of our company. Professor Liu is the William M.W. Mong Honorary Chair Professor of National Tsing Hua University, Taiwan. Professor Liu is also the Chairman of TrendForce Corp., a supervisor of Andes Technology Corporation, an independent director of Microelectronics Technology Inc., Powerchip Semiconductor Corp., Far EasTone Telecommunications., and United BioPharma Inc., as well as a director of Macronix International Co., Ltd. Professor Liu received a doctorate degree in science from Massachusetts Institute of Technology in 1962.

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

The aggregate compensation paid and benefits in kind granted to our directors in 2016 were approximately NT$34.4 million (US$1.1 million). The remuneration was out of our 2016 earnings distribution plan, and the distribution percentage for directors is 0.4%. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Some of the remuneration was paid to the legal entities that certain directors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2016 were approximately NT$205.8 million (US$6.4 million), which include NT$46.4 million (US$1.4 million) as bonus. Certain of our directors who also served as executive officers held stock options, however, all stock options expired on June 18, 2015.

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

Audit Committee

Our board of directors established an audit committee in March 2005. In the annual ordinary stockholders’ meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Directors”. After the re-election of directors in the stockholders’ meeting on June 9, 2015, our board of directors appointed Chung-Laung Liu, Chun-Yen Chang, Cheng-Li Huang and Wenyi Chu to be the members of the audit committee. Professor Chun-Yen Chang resigned as a director on January 1, 2017. Each audit committee member is an independent director who is financially literate with accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Pursuant to an audit committee charter, the audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our internal audit function and independent auditors, and overseeing the accounting policies and financial reporting and disclosure practices of our company. The audit committee also has the authority to engage special legal, accounting or other consultants it deems necessary in the performance of its duties.

Remuneration Committee

The R.O.C. Securities and Exchange Act, as amended on November 24, 2010, further introduced the mechanism of a “Remuneration Committee”, which requires all the publicly listed companies in the R.O.C., including our company, to adopt a remuneration committee. On March 18, 2011, R.O.C. FSC promulgated the Regulations Governing the Establishment and Exercise of Powers by Compensation Committees of Public Companies, according to which, public listed companies of our size shall set up the remuneration committee no later than September 30, 2011 and the remuneration committee shall be composed of no less than three members commissioned by the board of directors. In addition, for a company with independent directors, such as us, at least one of the remuneration committee members shall be the independent director of such company. We established a remuneration committee in accordance with Article 14-6 of the R.O.C. Securities and Exchange Act on April 27, 2011. We amended our articles of incorporation to implement the mechanism of our remuneration committee during the annual ordinary stockholders’ meeting held on June 15, 2011. After the re-election of directors in the stockholders’ meeting on June 9, 2015, our board of directors appointed Chung-Laung Liu, Chun-Yen Chang, Cheng-Li Huang and Wenyi Chu to be the members of the remuneration committee. Professor Chun-Yen Chang resigned as a director on January 1, 2017.

In November 2003, the Securities and Exchange Commission approved changes to the NYSE’s listing standards related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, like us, must disclose any significant ways in which their corporate governance practices differ from those followed by NYSE-listed U.S. domestic companies under the NYSE’s listing standards. A copy of the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to U.S. companies is available on our website http://www.umc.com/English/investors/Corp gov difference.asp.

D.	Employees

As of December 31, 2016, we had 19,539 employees, which included 11,596 engineers, 7,123 technicians and 820 administrative staff performing administrative functions on a consolidated basis. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
	2014	2015	2016
Employees
Engineers	10,272	10,750	11,596
Technicians	7,558	6,796	7,123
Administrative Staff	793	843	820

Total	18,623	18,389	19,539

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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On February 22, 2017, our board of directors proposed an employee bonus in cash in the amount of NT$930.6 million (US$28.7 million) in relation to retained earnings in 2016.

Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E.	Share Ownership

As of March 31, 2017, each of our directors and executive officers held common shares and/or ADSs of United Microelectronics, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Chung-Laung Liu, Cheng-Li Huang and Wenyi Chu, our independent directors. As of April 10, 2017, our most recent record date, Hsun Chieh Investment Co. held approximately 441 million of our common shares, representing approximately 3.5% of our issued and outstanding share capital. Silicon Integrated Systems Corp. held approximately 315 million of our common shares, representing approximately 2.5% of our issued and outstanding share capital. Chairman Mr. Hung held approximately 16 million of our common shares, representing approximately 0.13% of our issued and outstanding share capital. Ting-Yu Lin held approximately 13 million of our common shares, representing approximately 0.1% of our issued and outstanding share capital.

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

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of (i) April 10, 2017, our most recent record date and (ii) as of certain record dates in each of the preceding three years, for (1) the stockholders known by us to beneficially own more than 2% of our common shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules.

	As of April 11, 2015	As of April 9, 2016	As of April 10, 2017
	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned
Name of Beneficial Owner
Hsun Chieh Investment Co., Ltd. (1)	3.47%	3.46%	3.50%	441,371,000
Silicon Integrated Systems Corp.	2.48%	2.47%	2.50%	315,380,424
Directors and executive officers as a group	6.28%	6.28%	6.33%	799,484,393

(1)	36.49% owned by United Microelectronics Corporation as of March 31, 2017.

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

The following table shows our aggregate ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of December 31, 2016.

Name	Ownership %
Silicon Integrated Systems Corp.	19.70
Faraday Technology Corp.	13.94

We provide foundry services to this fabless design company and the sales price was determined through mutual agreement in reference to market conditions. We derived NT$117 million, NT$1,140 million and NT$1,963 million (US$61 million) of our net operating revenues in 2014, 2015 and 2016, respectively, from the provision of our foundry services. For more information, please refer to Note 7 to our audited consolidated financial statements included in this annual report.

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

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. On June 11, 2014 our stockholders approved a cash distribution of NT$0.5 per common share for an aggregate of NT$6,253,157,145, among which NT$0.49 per common share was from additional paid-in capital while the remaining was from earnings. On June 9, 2015, our stockholders approved a cash distribution of NT$0.55 per common share for an aggregate of NT$6,939,321,835. On June 24, 2015, our board of directors resolved to adjust the cash dividend ratio to NT$0.54969673 per common share because the number of outstanding common shares had changed as a result of the exercise of employee stock options and our repurchase of treasury common shares. On June 8, 2016, our stockholders approved a cash distribution of NT$0.55 per common share for an aggregate of NT$6,906,973,103. On June 15, 2016, our board of directors resolved to adjust the cash dividend ratio to NT$0.56501906 per common share because the number of outstanding common shares had changed as a result of our repurchase and cancellation of treasury common shares. On February 22, 2017, our board of directors proposed dividends of NT$6,112,159,358 (approximately NT$0.5 per common share) which are expected to be approved at our annual general stockholders meeting on June 8, 2017.

The following table sets forth the cash dividends per share and stock dividends per share as a percentage of common shares outstanding paid during each of the years indicated in respect of common shares outstanding at the end of each such year, except as otherwise noted.

	Cash Dividend per Share	Stock Dividend per Share	Total Number of Common Shares Issued as Stock Dividend	Number of Outstanding Common Shares at Year End
	NT$	NT$
1997	—	3.0	868,629,276	4,117,758,265
1998	—	2.9	1,199,052,940	5,480,221,725
1999	—	1.5	834,140,790	6,638,054,462
2000	—	2.0	1,809,853,716	11,439,016,900
2001	—	1.5	1,715,104,035	13,169,235,416
2002	—	1.5	1,968,018,212	15,238,578,646
2003	—	0.4	607,925,145	15,941,901,463
2004	—	0.8	1,288,558,185	17,550,800,859
2005	0.1029	1.029	1,758,736,435	18,856,632,324
2006	0.409141420	0.10228530	179,031,672	19,131,192,690
2007	0.7	—	—	13,214,494,883
2008	0.75	0.45	562,958,816	12,987,771,315
2009	—	—	—	12,987,771,315
2010	0.5	—	—	12,987,912,315
2011	1.11164840	—	—	13,084,341,565
2012	0.49980232	—	—	12,951,805,540
2013	0.40639654	—	—	12,692,081,665
2014	0.5	—	—	12,725,207,790
2015	0.54969673	—	—	12,758,132,915
2016	0.56501906	—	—	12,624,318,715

(1)	We declare stock dividends in a NT dollar amount per share, but we pay the stock dividends to our stockholders in the form of common shares. The amount of common shares distributed to each stockholder is calculated by multiplying the dividend declared by the number of common shares held by the given stockholder, divided by the par value of NT$10 per share. Fractional common shares are not issued but are paid in cash.

B.	Significant Changes

For the significant subsequent events following the close of the last financial year up to the date of this annual report on Form 20-F, please refer to Note 10 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Market Price Information for Our Common Shares Our common shares have been listed on the Taiwan Stock Exchange since July 1985. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares. The closing price for our common shares on the Taiwan Stock Exchange on April 12, 2017 was NT$12.00 per share.

	High	Low	Average Daily Trading Volume
	NT$	NT$	(in thousands of shares)
2012	15.65	10.10	39,247.79
2013	12.40	10.90	41,684.47
2014	16.50	12.00	55,017.35
First Quarter	13.05	12.00	50,562.17
Second Quarter	15.10	12.80	53,799.21
Third Quarter	16.50	12.60	62,688.43
Fourth Quarter	14.85	12.05	52,503.20
2015	16.05	10.05	49,605.91
First Quarter	16.05	14.70	66,976.26
Second Quarter	15.80	12.85	50,339.63
Third Quarter	13.30	10.05	48,135.67
Fourth Quarter	12.60	10.90	35,647.23
2016	13.45	11.05	29,448.00
First Quarter	13.45	11.05	35,802.67
Second Quarter	13.15	11.25	33,939.22
Third Quarter	12.95	11.40	30,259.64
Fourth Quarter	11.75	11.20	18,721.40
October	11.75	11.50	19,449.28
November	11.75	11.25	20,588.55
December	11.40	11.20	16,192.55
2017 (through April 12)	12.75	11.30	34,130.11
First Quarter	12.75	11.30	35,239.54
January	11.80	11.35	20,350.11
February	12.75	11.30	42,001.55
March	12.45	12.10	40,305.41
Second Quarter (through April 12)	12.25	12.00	23,590.50
April (through April 12)	12.25	12.00	23,590.50

Source: Taiwan Stock Exchange.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. The outstanding ADSs are identified by the CUSIP number 910873 40 5. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 12, 2017 was US$1.95 per ADS. Each of our ADSs represents the right to receive five common shares.

	High	Low	Average Daily Trading Volume
	US$	US$	(in ADSs)
2012	2.72	1.75	2,733,811
2013	2.43	1.77	1,862,883
2014	2.58	1.95	1,043,726
2015	2.54	1.61	1,054,206
First Quarter	2.54	2.22	885,775
Second Quarter	2.51	2.01	1,058,081
Third Quarter	2.09	1.61	1,128,180
Fourth Quarter	1.99	1.66	1,136,951
2016	2.14	1.66	916,311
First Quarter	2.14	1.66	1,011,631
Second Quarter	2.13	1.75	840,578
Third Quarter	2.09	1.82	925,959
Fourth Quarter	1.92	1.75	840,578
October	1.90	1.83	980,834
November	1.92	1.79	683,914
December	1.85	1.75	856,986
2017 (through April 12)	2.04	1.76	1,619,569
First Quarter	2.04	1.76	1,657,901
January	1.88	1.76	1,694,424
February	2.04	1.82	1,520,521
March	2.01	1.93	1,739,629
Second Quarter (through April 12)	1.96	1.93	1,322,493
April (through April 12)	1.96	1.93	1,322,493

Sources: Thomson One

As of March 31, 2017, there were a total of 150,797,509 ADSs listed on the NYSE. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold these common shares through a brokerage or custodial account in the R.O.C. As of March 31, 2017, 753,987,545 common shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2017, 150,775,267 ADSs representing these 753,876,335 common shares were held of record by Cede & Co., and 22,242 ADSs were held by U.S. registered stockholders. We have no further information as to common shares held or beneficially owned by U.S. persons.

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

Directors

The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by stockholders and is responsible for the management of our business. As of March 31, 2017, our board of directors consisted of eight directors, out of which three are independent directors. In the annual ordinary stockholders’ meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual ordinary stockholders’ meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our stockholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at a stockholders’ meeting involving the election of directors. Pursuant to the R.O.C. Company Act, entity that owns our common shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our stockholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. As of March 31, 2017, three of our eight directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”.

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

Common Shares

As of December 31, 2016, our authorized share capital was NT$260 billion, divided into 26 billion common shares, of which 12,624,318,715 common shares were issued and outstanding. All common shares presently issued are fully paid and in registered form, and existing stockholders are not subject to any capital calls. We do not have any outstanding warrants or option to purchase our common shares.

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

Transfer of Common Shares

Under the R.O.C. Company Act, a public company, such as our company, may issue individual share certificates, one master certificate or no certificate at all, to evidence common shares. Our articles of incorporation, as amended on June 13, 2008, provide that we may deliver common shares in book-entry form instead of by means of issuing physical share certificates. We have issued our common shares in uncertificated/scripless form since 2007. Therefore, the transfer of our common shares is carried out on the book-entry system. The settlement of trading of our common shares is normally carried out on the book-entry system maintained by the Taiwan Depository and Clearing Corporation. Transferees must have their names and addresses registered on our register in order to assert stockholder’s rights against us. Our stockholders are required to file their respective specimen seals with our share registrar, Horizon Securities Co., Ltd.

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

According to the R.O.C. Company Act amended on January 4, 2012, a stockholder of a public company who holds common shares for others, such as a depositary, may choose to exercise his/her/its voting power separately. On April 13, 2012, R.O.C. FSC promulgated the Regulations Governing the Split Voting of the Stockholders and Compliance Matters for Public Companies, the implementation rules of such split voting method, which stipulates that the depository of the overseas depositary receipts may exercise its voting power separately in accordance with the instructions of the respective holders of the ADS. Notwithstanding the foregoing, before any amendment to the currently effective Deposit Agreement is made, holders of our ADSs generally will not be able to exercise voting rights on the common shares underlying their ADSs on an individual basis.

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

Previously, the employee bonus and directors’ remuneration were categorized as “profit sharing” items and were calculated and distributed based on earnings after tax basis. However, according to Articles 235 and 235-1 of the Company Act, both amended and added on May 20, 2015, employee bonus and directors’ remuneration shall no longer be a profit sharing item but shall be calculated based on earnings before tax and distributed as “expenses.” Our articles of incorporation currently in effect, as amended and approved by the shareholders in the 2016 annual general meeting provide that where we make profits before tax for the annual financial year, subject to a board resolution adopted by majority consent at a meeting with at least two-thirds of our directors present, we shall appropriate (i) no less than 5% of such annual profits before tax as employee bonus, and (ii) a maximum of 0.1% as directors’ remunerations. The employees eligible for the distribution include our employees and employees of our subsidiaries and the form of employee bonus may be made in stock or cash. The qualification of such employees is to be determined by our board of directors. Notwithstanding the foregoing, if we have accumulated losses of the previous years, we shall set aside the amount of such accumulated losses prior to the allocation of the employee bonus and the above directors’ remuneration. For the purpose of calculation of the above employee bonus and the directors’ remunerations, such “annual profits before tax” shall be without giving effect of the deduction and distribution of such employee bonus and the directors’ remunerations.

The remaining amount may be distributed according to the distribution plan proposed by our board of directors based on our dividend policy, and submitted to the stockholders’ meeting for approval. Our articles of incorporation also specify that the amount distributable as dividend shall be the sum of (x) the balance of our earnings deducted by (i) payment of all taxes and dues, (ii) deduction of any past losses, (iii) allocation of 10% of our net income as a statutory reserve (which may be exempted if the accumulated amount of legal reserve has amounted to our paid-in capital); and (iv) special reserve, if any, plus (y) the retained earnings of previous years. In the annual ordinary stockholders’ meeting held in June 2005, our stockholders approved a change of the percentage of stock dividend issued to our stockholders, if any, to no more than 80% and cash dividend, if any, to no less than 20%.

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

For information as to R.O.C. taxes on dividends and distributions, see “—R.O.C. Tax Considerations” in this Item.

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

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans disclosed in “Item 16E.—Purchase Of Equity Securities By The Issuer And Affiliated Purchasers.” We may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our common shares. Historically, we have cancelled some of the repurchased common shares and transferred some of the repurchased common shares to our employees as employee compensation. In 2010, 2013 and 2015, we purchased an aggregate of 300 million, 200 million and 200 million, respectively, of our common shares under these plans. From February 3, 2010 to April 2, 2010, we purchased 300 million of our common shares on the Taiwan Stock Exchange at an average price of NT$16.15 per share to transfer to our employees as employee compensation. From March 14, 2013 to May 13, 2013, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.23 per share to transfer to our employees as employee compensation. From July 30, 2015 to September 29, 2015, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.02 per share to transfer to our employees as employee compensation.

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

Patent Portfolio License Agreement, dated as of February 8, 2013, between United Microelectronics Corporation and Mosaid Technologies Incorporated.

We entered into a Patent Portfolio License Agreement with Mosaid Technologies Incorporated, or Mosaid, effective from February 8, 2013, which provides for the license under its semiconductor manufacturing process patents during the period from February 8, 2013 to February 8, 2018. Under this agreement, Mosaid grants to us and our subsidiaries, a nonexclusive and nontransferable license for making, selling, importing or otherwise disposing of our and our subsidiaries’ licensed products. The parties further agree not to assert patent claims against each other prior to February 8, 2018. We also agree to pay Mosaid certain royalty fees under this agreement.

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

12-inch Fab Semiconductor Manufacture Technology License Agreements, dated as of December 1, 2015 and April 5, 2017, between Us and USC

In order to facilitate USC to build up its semiconductor manufacture technology and capability, we licensed 28 nm and 40/55 nm semiconductor manufacture technology approved by the relevant R.O.C. authorities to USC. The 40/55 nm license is effective from December 1, 2015 to December 31, 2019, while the 28 nm license is effective from April 1, 2017 to March 31, 2022. USC will pay us certain royalty under these agreements.

DRAM Technology Cooperation Agreement, dated May 13, 2016, between Us and Fujian Jinhua

We entered into a technology cooperation agreement with Fujian Jinhua on May 13, 2016 to jointly develop DRAM related technologies. Under the agreement, Fujian Jinhua will provide us with related equipment for our research and development, as well as service fees subject to the progress of the technology development. We will develop DRAM related technologies for Fujian Jinhua and deliver such development results to Fujian Jinhua before May 12, 2021. These developed technologies will be jointly owned by both parties.

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

Major Construction Agreements

We entered into construction agreements in connections with the USC facility with several companies such as China Construction Second Engineering Bureau Ltd., Suzhou Xiang Sheng Trading Co., Ltd., and Wholetech Group (Shanghai) Trading co. Ltd., for the construction of the Fab 12X in Xiamen, Fujian Province, China. These agreements are effective from January 1, 2016 to December 31, 2016, and the total contractual amount exceeds US$45 million. We also entered into various facility construction agreements in connection with phase 5 of our Fab12A in Taiwan Science Park, including agreements for piping, and various material supply systems, with companies such as Wholetech System Hitech Ltd., Princeton Precision Industries Co., Hueng Luei Process Industry Co., Ltd. and Nova Technology Corp.. These agreements are effective from January 2016 to December 2016, and the total contractual amount exceeds NT$1.7 billion.

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

No deposits of common shares may be made in a depositary receipt facility and no depositary receipts may be issued against deposits without specific R.O.C. FSC approval, unless they are:

(A)	stock dividends;

(B)	free distributions of common shares;

(C)	due to the exercise by a holder of his or her preemptive rights in the event of capital increases for cash; or

(D)	permitted under the deposit agreement and the custody agreement, due to the direct purchase of common shares or purchase through the depositary in the domestic market or the surrender of common shares under the possession of investors and then delivery of such common shares to the custodian for deposit in the depositary receipt facility, provided that the total number of depositary receipts outstanding after an issuance cannot exceed the number of issued depositary shares previously approved by the R.O.C. FSC in connection with the offering plus any depositary shares issued pursuant to the events described in (A), (B) and (C) above. These issuances may only be made to the extent previously issued depositary shares have been withdrawn.

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

Preemptive Rights

Distribution of statutory preemptive rights for common shares by us in compliance with the R.O.C. Company Act is not subject to R.O.C. tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities are subject to the R.O.C. securities transaction tax, currently at the rate of 0.3% of the gross amount received, as well as the R.O.C. securities income tax. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are subject to capital gains tax at the rate of 20% of the gains realized for non-R.O.C. resident entities and non-R.O.C. resident individuals. Subject to compliance with the R.O.C. law, we have sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.

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

Tax Treaties

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, the United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Italy, Japan, Canada, Poland and Austria which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether a non-R.O.C. holder of ADSs will be considered to own common shares for the purposes of such treaties. Accordingly, a holder of ADSs who is otherwise entitled to the benefit of a treaty should consult its own tax advisors concerning eligibility for benefits under the treaty with respect to the ADSs.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe that we are currently (or that we were in 2016) a passive foreign investment company, or PFIC, and we do not expect to become one in the future, although there can be no assurance in this regard.

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

Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$576 million as of December 31, 2016. As of the same date, we also had Japanese Yen-denominated accounts receivable of ¥5,019 million attributable to our Japanese operations and Renminbi-denominated accounts receivable of RMB¥835 million attributable to our China operations. We had U.S. dollar- and Japanese Yen-denominated accounts payables of US$123 million and ¥1,594 million, respectively, as of December 31, 2016.

Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency-denominated accounts receivable, capital expenditures relating to equipment used in manufacturing processes (including photo etching and chemical vapor deposition) and purchased primarily from Europe, Japan and the United States.

The following table provides information as of December 31, 2016 on our market risk sensitive financial instruments.

	As of December 31, 2016
	Carrying Amount	Fair Amount
	(in NT$ millions)
Time Deposits: Non-Trading Purpose	33,870	33,870
Short-term Loans: Non-Trading Purpose	20,551	20,551
Bonds: Non-Trading Purpose	41,981	42,835
Long-term Loans: Non-Trading Purpose	29,249	29,249

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The tables below provide information of UMC as of December 31, 2016 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Dates					As of December 31, 2016
	2017	2018	2019	2020	2021 and thereunder	Total	Fair Value
	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	786					786	786
Average Interest Rate	0.97%					0.97%	0.97%
Fixed Rate (¥ JPY)
Average Interest Rate
Fixed Rate (RMB¥)	105.35					105.35	105.35
Average Interest Rate	1.69%					1.69%	1.69%
Fixed Rate (NT$)	7532					7532	7532
Average Interest Rate	0.22%					0.22%	0.22%
Short-term Loans:
Variable Rate (US$)	557					557	557
Average Interest Rate	1.41%					1.41%	1.41%
Variable Rate ((RMB¥)	174					174	174

	Expected Maturity Dates					As of December 31, 2016
	2017	2018	2019	2020	2021 and thereunder	Total	Fair Value
	(in millions, except percentages)
Average Interest Rate	4.24%					4.24%	4.24%
Variable Rate (€)	14.78					14.78	14.78
Average Interest Rate	0.61%					0.61%	0.61%
Variable Rate (¥ JPY)	4,152					4,152	4,152
Average Interest Rate	0.61%					0.61%	0.61%
Unsecured Long-term Loans:
Variable Rate (NT$)	2,772	474	1,000		1,000	5,246	5,246
Average Interest Rate	1.17%	1.17%	1.17%		1.17%	1.17%	1.17%
Fixed Rate (NT$)	138.5	499	499	249		1,385	1,385
Average Interest Rate	2.01%	2.01%	2.01%	2.01%		2.01%	2.01%
Secured Long-term Loans:
Variable Rate (NT$)
Average Interest Rate
Variable Rate (RMB¥)		62	62	155	31	310	310
Average Interest Rate		4.31%	4.31%	4.31%	4.31%	4.31%	4.31%
Variable Rate (US$)		40	40	100	470	650	650
Average Interest Rate		4.31%	4.31%	4.31%	4.31%	4.31%	4.31%
Bonds:
Unsecured (NT$)	7500					7500	7500
Fixed Rate	1.43%					1.43%	1.43%
Unsecured (NT$)			2500			2500	2500
Fixed Rate			1.63%			1.63%	1.63%
Unsecured (NT$)		7500				7500	7500
Fixed Rate		1.35%				1.35%	1.35%
Unsecured (NT$)				2500		2500	2500
Fixed Rate				1.50%		1.50%	1.50%
Unsecured (NT$)					2000	2000	2000
Fixed Rate					1.70%	1.70%	1.70%
Unsecured (NT$)					3000	3000	3000
Fixed Rate					1.95%	1.95%	1.95%
Unsecured (US$)
Fixed Rate

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

As of December 31, 2016, we had US$285 million outstanding in foreign currency forward contracts to sell U.S. dollars against NT dollars, respectively.

	Expected Maturity Dates						As of December 31, 2016
	2017		2018	2019	2020	2021 and thereunder	Total		Fair Value
(in millions, except exchange rates)
Foreign Currency Forward Contracts:
Sell US$ against NT$ Contract Amount		US$285						US$285	NT$(60)
Average Contractual Exchange Rate	US$	1=NT$32.043					US$	1=NT$32.043	—

Except for the market risks mentioned above, we believe that we did not have any other material market risks as of December 31, 2016.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

In addition, an ADS holder shall be responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	such registration fees as may from time to time be in effect for the registration of common shares or other deposited securities on the share register and applicable to transfers of common shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of ADS holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, deposited securities, ADSs and ADRs;

•	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited securities; and

•	Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

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

Depositary Payments

In 2016, we received the following payments from JPMorgan Chase & Co., the depositary for our ADR program through December 31, 2016.

Service	Fees (US$)
Reimbursement of listing fees	98,272.30
Reimbursement of U.S. SEC filing fees	3,661.00
Reimbursement of accounting supporting fees for FASB and Public Company Accounting Oversight Board	1,680.00
Reimbursement of annual ordinary stockholders’ meeting expenses	—
Reimbursement of fees in connection with annual financial and Sarbanes-Oxley Act of 2002 audit	308,694.62
Contribution to our company’s investor relations efforts	49,604.38
Others	—

Total	461,912.30

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of 2014, 2015 and 2016.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2016, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2016.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or the COSO criteria. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2016 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2016, which is included immediately following this report.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of United Microelectronics Corporation:

We have audited United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). United Microelectronics Corporation and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, United Microelectronics Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016 of United Microelectronics Corporation and subsidiaries and our report dated April 13, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Taipei, Taiwan

Republic of China

April 13, 2017

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

	Years ended December 31,
	2015	2016
	NT$	NT$	US$
	(in thousands)
Audit Fees (1)	63,451	56,336	1,739
Audit-related Fees (2)	6,992	1,024	32
Tax Fees (3)	4,487	4,467	138

Total	74,930	61,827	1,909

(1)	Audit fees consist of fees associated with the annual audit, review of our quarterly financial statements, statutory audits and internal control review. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and services related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include review of regulatory checklist for the adoption of our employee stock option plan, certification of our Singapore Branch to Singapore authorities and application for corporation registration.
(3)	Tax fees include fees billed for professional services rendered by Ernst & Young, primarily in connection with our tax compliance activities.

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

Since March 2004, we have from time to time announced plans, which were not binding on us, to buy back our common shares up to a certain amount on the Taiwan Stock Exchange. On July 29, 2015, we announced our 16th share buy-back plan since our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$7.55 and NT$18.80 per share during the period from July 30, 2015 to September 29, 2015. On May 11, 2016, we announced our 17th share buy-back plan since our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$7.90 and NT$18.70 per share during the period from May 12, 2016 to July 11, 2016. The table below sets forth the repurchases we made in the periods indicated.

Month	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Program	Maximum Number of Shares that May Yet be Purchased Under the Plans or Program
July 2015 (from July 30, 2015)	6,000,000	11.20	6,000,000	194,000,000
August 2015	127,000,000	10.92	133,000,000	67,000,000
September 2015 (till September 15, 2015)	67,000,000	11.17	200,000,000	—
May 2016 (from May 12, 2016)	119,000,000	11.73	119,000,000	81,000,000
June 2016 (till June 13, 2016)	81,000,000	12.33	200,000,000	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Independent Board Members. Under the NYSE listing standards applicable to U.S. companies, independent directors must comprise a majority of the board of directors. We currently have three independent directors out of a total of eight directors on our board of directors. Our standards for determining director independence substantially comply with the NYSE listing standards, which include detailed tests for determining director independence. In addition, even though our independent directors meet in committee meetings of which they are committee members, we will not hold executive sessions of non-management directors. Such requirement is contrary to the R.O.C. Company Act.

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

PART III.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following is a list of the audited consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Articles of Incorporation of the Company as last amended on June 15, 2011 (1)

2.1	Form of Amendment No. 1 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (2)

2.2	Form of Amendment No. 2 to Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (3)

4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, R.O.C., the site of Fab 6A (in Chinese with English summary translation) (4)

Exhibit Number	Description of Exhibits

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8A and United Tower (in Chinese with English summary translation) (5)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8C (in Chinese with English summary translation) (6)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8D (in Chinese with English summary translation) (7)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8E (in Chinese with English summary translation) (8)

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8F (in Chinese with English summary translation) (9)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, R.O.C., the site of Fab 12A (in Chinese with English summary translation) (10)

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation) (11)

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8S (in Chinese with English summary translation) (12)

4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab12i (summary) (13)

4.11	Merger Agreement, entered into as of April 29, 2009, among United Microelectronics Corporation, Infoshine Technology Limited and Best Elite International Limited (14)

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors and Officers (15)

11.2	Employee Code of Conduct (16)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Exhibits

*13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.
(1)	Incorporated by reference to Exhibit 1.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-15128) filed with the Commission on April 18, 2014.
(2)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-13796) filed with the Commission on March 2, 2006.
(3)	Incorporated by reference to Exhibit (a) (iii) to the Registrant’s Registration Statement on Form F-6 (File No. 333-98591) filed with the Commission on March 19, 2007.
(4)	Incorporated by reference to Exhibit 4.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(5)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(6)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(7)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(8)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(9)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(10)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(11)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.
(12)	Incorporated by reference to Exhibit 4.9 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(13)	Incorporated by reference to Exhibit 4.10 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(14)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 8, 2009.
(15)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 25, 2005.
(16)	Incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the Commission on March 26, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED MICROELECTRONICS CORPORATION

By:	/s/ CHITUNG LIU
	Name:	Chitung Liu
	Title:	Chief Financial Officer

Date: April 13, 2017

United Microelectronics Corporation and Subsidiaries

Consolidated Financial Statements for years ended December 31, 2014, 2015 and 2016

Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of December 31, 2015 and 2016, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries at December 31, 2015 and December 31, 2016, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 13, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Taipei, Taiwan

Republic of China

April 13, 2017

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2015 and 2016

(Expressed in Thousands, Except for Par Value)

		As of December 31,
	Notes	2015	2016
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	4, 6(1)	53,290,433	57,578,981	1,777,129
Financial assets at fair value through profit or loss, current	4, 5, 6(2), 11(7)	664,918	714,169	22,042
Notes receivable	4	58,588	8,029	248
Accounts receivable, net	4, 6(3)	19,059,774	22,901,461	706,835
Accounts receivable-related parties, net	4, 7	213,460	136,910	4,226
Other receivables	4	632,885	918,652	28,353
Current tax assets	4	24,335	38,022	1,174
Inventories, net	4, 5, 6(4)	17,641,385	16,997,815	524,624
Other current assets		3,230,743	11,175,555	344,925

Total current assets		94,816,521	110,469,594	3,409,556

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2), 11(7)	81,933	214,735	6,628
Available-for-sale financial assets, noncurrent	4, 5, 6(5), 7, 11(7)	23,800,686	20,415,541	630,109
Financial assets measured at cost, noncurrent	4, 6(6)	3,888,309	2,760,615	85,204
Investments accounted for under the equity method	4, 6(7)	10,339,035	8,905,915	274,874
Property, plant and equipment	4, 5, 6(8), 8	186,433,395	224,983,404	6,943,932
Intangible assets	4, 6(9), 7	4,504,088	4,088,303	126,182
Deferred tax assets	4, 5, 6(23)	2,323,242	5,022,395	155,012
Prepayment for equipment		2,333,981	1,178,736	36,381
Refundable deposits	8	2,638,788	2,203,658	68,014
Other noncurrent assets		4,194,315	3,983,819	122,957

Total non-current assets		240,537,772	273,757,121	8,449,293

Total assets		335,354,293	384,226,715	11,858,849

Liabilities and Equity
Current liabilities
Short-term loans	6(10)	5,505,049	20,550,801	634,284
Financial liabilities at fair value through profit or loss, current	4, 5, 6(11), 11(7)	999	60,855	1,878
Notes and accounts payable		5,954,249	6,854,849	211,569
Other payables		12,522,765	12,400,450	382,730
Payables on equipment		14,657,626	15,036,892	464,102
Current tax liabilities	4	3,236,577	3,995,145	123,307
Current portion of long-term liabilities	4, 6(12), 6(13), 8	6,601,721	10,500,929	324,103
Other current liabilities	6(15)	1,007,103	3,389,800	104,623

Total current liabilities		49,486,089	72,789,721	2,246,596

Non-current liabilities
Bonds payable	4, 6(12)	41,636,670	34,481,505	1,064,244
Long-term loans	6(13), 8	5,887,737	26,247,187	810,098
Deferred tax liabilities	4, 5, 6(23)	2,386,100	2,397,796	74,006
Net defined benefit liabilities, noncurrent	4, 5, 6(14)	3,890,801	3,968,894	122,497
Guarantee deposits		509,708	491,089	15,157
Other noncurrent liabilities	4, 6(15), 9(5)	6,704,541	28,904,149	892,104

Total non-current liabilities		61,015,557	96,490,620	2,978,106

Total liabilities		110,501,646	169,280,341	5,224,702

Commitments and contingencies	9

Equity attributable to the parent company
Capital	4, 6(16), 6(17)
Common stock - NT$10 par value		127,581,329	126,243,187	3,896,395
Authorized: 26,000,000 thousand shares
Issued: 12,758,133 thousand shares as of December 31, 2015
Issued: 12,624,319 thousand shares as of December 31, 2016
Additional paid-in capital	4, 6(12), 6(16), 6(17)
Premiums		37,253,121	36,862,383	1,137,728
Treasury stock transactions		2,151,275	2,491,626	76,902
Transactions with noncontrolling interests		697,630	699,976	21,604
Stock options - conversion right		1,572,121	1,572,121	48,522
Other		501,486	—	—
Retained earnings	6(16)
Legal reserve		7,725,978	9,070,841	279,964
Unappropriated earnings		47,620,502	43,528,660	1,343,477
Other components of equity	4
Exchange differences on translation of foreign operations		1,989,302	81,553	2,517
Unrealized gain or loss on available-for-sale financial assets		7,151,151	5,127,682	158,262
Treasury stock	4, 6(16)	(11,418,313)	(12,893,384)	(397,944)

Total equity attributable to the parent company		222,825,582	212,784,645	6,567,427

Non-controlling interests	6(16)	2,027,065	2,161,729	66,720

Total equity		224,852,647	214,946,374	6,634,147

Total liabilities and equity		335,354,293	384,226,715	11,858,849

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2014, 2015 and 2016

(Expressed in Thousands, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2014	2015	2016
		NT$	NT$	NT$	US$
Net operating revenues	4, 6(18) 7, 12	140,012,076	144,830,421	147,870,124	4,563,892
Operating costs	4, 6(4), 6(14), 6(17), 6(19), 12	(108,159,398)	(113,061,894)	(117,490,694)	(3,626,256)

Gross profit		31,852,678	31,768,527	30,379,430	937,636

Operating expenses	4, 6(14), 6(17), 6(19), 7, 12
Sales and marketing expenses		(4,011,478)	(4,064,053)	(4,589,563)	(141,653)
General and administrative expenses		(3,562,029)	(3,730,259)	(5,800,810)	(179,037)
Research and development expenses		(13,663,874)	(12,174,824)	(13,532,356)	(417,665)

Subtotal		(21,237,381)	(19,969,136)	(23,922,729)	(738,355)

Net other operating income and expenses	4, 6(8), 6(15), 6(20), 12	(538,965)	(963,734)	(263,125)	(8,121)

Operating income		10,076,332	10,835,657	6,193,576	191,160

Non-operating income and expenses
Other income	4, 6(21)	1,202,449	1,048,942	899,983	27,777
Other gains and losses	4, 6(21), 6(25), 7, 12	2,669,133	1,933,859	859,400	26,525
Finance costs	6(8), 6(21)	(746,065)	(523,865)	(1,414,303)	(43,651)
Share of profit or loss of associates and joint ventures	4, 6(7), 12	37,179	4,694	(315,666)	(9,743)
Exchange gain, net	4, 11	333,275	369,311	—	—
Exchange loss, net	4, 11	—	—	(1,501,904)	(46,355)

Subtotal		3,495,971	2,832,941	(1,472,490)	(45,447)

Income from continuing operations before income tax		13,572,303	13,668,598	4,721,086	145,713
Income tax expense	4, 5, 6(23), 12	(3,125,115)	(1,027,500)	(552,524)	(17,053)

Net income		10,447,188	12,641,098	4,168,562	128,660

Other comprehensive income (loss)	6(22)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	6(14)	(2,607)	(40,200)	(75,893)	(2,342)
Share of remeasurements of defined benefit plans of associates and joint ventures		—	(1,831)	2,459	75
Income tax effect	4, 5, 6(23)	521	6,809	12,899	398

Subtotal		(2,086)	(35,222)	(60,535)	(1,869)

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		4,289,391	2,784,800	(1,815,947)	(56,048)
Unrealized gain (loss) on available-for-sale financial assets		1,652,163	(3,760,207)	(1,969,636)	(60,791)
Share of other comprehensive income (loss) of associates and joint ventures	4, 6(7)	312,088	(276,327)	(331,615)	(10,235)
Income tax effect	4, 5, 6(23)	(182,264)	222,327	153,662	4,743

Subtotal		6,071,378	(1,029,407)	(3,963,536)	(122,331)

Total other comprehensive income (loss), net of tax		6,069,292	(1,064,629)	(4,024,071)	(124,200)

Total comprehensive income		16,516,480	11,576,469	144,491	4,460

Net income attributable to:
Stockholders of the parent		11,108,940	13,254,071	8,621,147	266,085
Non-controlling interests		(661,752)	(612,973)	(4,452,585)	(137,425)

		10,447,188	12,641,098	4,168,562	128,660

Total comprehensive income attributable to:
Stockholders of the parent		17,035,241	12,251,556	4,629,394	142,883
Non-controlling interests		(518,761)	(675,087)	(4,484,903)	(138,423)

		16,516,480	11,576,469	144,491	4,460

Earnings per share (NTD)	4, 6(24)
Earnings per share-basic		0.90	1.07	0.71	0.02

Earnings per share-diluted		0.89	1.02	0.67	0.02

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2015

(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital			Retained Earnings		Other Components of Equity
	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available- for-Sale Financial Assets	Treasury Stock	Total	Non- controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2015	127,252,078	50,970	39,923,325	6,511,844	42,660,570	(879,026)	10,986,762	(10,017,288)	216,489,235	3,849,798	220,339,033
Appropriation and distribution of 2014 retained earnings
Legal reserve	—	—	—	1,214,134	(1,214,134)	—	—	—	—	—	—
Cash dividends	—	—	—	—	(6,939,322)	—	—	—	(6,939,322)	—	(6,939,322)
Net income for the year ended December 31, 2015	—	—	—	—	13,254,071	—	—	—	13,254,071	(612,973)	12,641,098
Other comprehensive income (loss), net of tax for the year ended December 31, 2015	—	—	—	—	(35,222)	2,868,328	(3,835,611)	—	(1,002,505)	(62,114)	(1,064,619)

Total comprehensive income (loss)	—	—	—	—	13,218,849	2,868,328	(3,835,611)	—	12,251,566	(675,087)	11,576,479

Share-based payment transaction	329,251	(50,970)	254,974	—	—	—	—	681,445	1,214,700	—	1,214,700
Embedded conversion options derived from convertible bonds	—	—	1,572,121	—	—	—	—	—	1,572,121	—	1,572,121
Treasury stock acquired	—	—	—	—	—	—	—	(2,203,442)	(2,203,442)	—	(2,203,442)
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	—	(2,946)	—	—	—	—	—	(2,946)	—	(2,946)
Changes in subsidiaries’ ownership	—	—	357,393	—	(105,461)	—	—	—	251,932	(1,047,246)	(795,314)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	—	78,528	—	—	—	—	120,972	199,500	—	199,500
Effect of deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	—	(100,400)	(100,400)
Others	—	—	(7,762)	—	—	—	—	—	(7,762)	—	(7,762)

Balance as of December 31, 2015	127,581,329	—	42,175,633	7,725,978	47,620,502	1,989,302	7,151,151	(11,418,313)	222,825,582	2,027,065	224,852,647

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2016

(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital		Retained Earnings		Other Components of Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available- for-Sale Financial Assets	Treasury Stock	Total	Non- controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2016	127,581,329	42,175,633	7,725,978	47,620,502	1,989,302	7,151,151	(11,418,313)	222,825,582	2,027,065	224,852,647
Appropriation and distribution of 2015 retained earnings
Legal reserve	—	—	1,344,863	(1,344,863)	—	—	—	—	—	—
Cash dividends	—	—	—	(6,906,973)	—	—	—	(6,906,973)	—	(6,906,973)
Net income for the year ended December 31, 2016	—	—	—	8,621,147	—	—	—	8,621,147	(4,452,585)	4,168,562
Other comprehensive loss, net of tax for the year ended December 31, 2016	—	—	—	(60,535)	(1,907,749)	(2,023,469)	—	(3,991,753)	(32,318)	(4,024,071)

Total comprehensive income (loss)	—	—	—	8,560,612	(1,907,749)	(2,023,469)	—	4,629,394	(4,484,903)	144,491

Treasury stock acquired	—	—	—	—	—	—	(2,395,793)	(2,395,793)	—	(2,395,793)
Treasury stock cancelled	(1,338,142)	(164,220)	—	—	—	—	1,502,362	—	—	—
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	1,050	—	—	—	—	—	1,050	—	1,050
Changes in subsidiaries’ ownership	—	1,567	—	(572,454)	—	—	—	(570,887)	567,073	(3,814)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	113,833	—	—	—	—	(581,640)	(467,807)	—	(467,807)
Others	—	(501,757)	—	(3,828,164)	—	—	—	(4,329,921)	4,052,494	(277,427)

Balance as of December 31, 2016	126,243,187	41,626,106	9,070,841	43,528,660	81,553	5,127,682	(12,893,384)	212,784,645	2,161,729	214,946,374

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2014, 2015 and 2016

(Expressed in Thousands)

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income before tax	13,572,303	13,668,598	4,721,086	145,713

Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	38,785,576	43,473,008	49,691,035	1,533,674
Amortization	1,871,778	1,999,101	2,292,566	70,758
Bad debt expenses (reversal)	104,841	(183,957)	125	4
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	(54,228)	94,453	(150,770)	(4,653)
Interest expense	687,178	470,310	1,249,583	38,567
Interest income	(495,730)	(356,084)	(293,790)	(9,068)
Dividend income	(706,719)	(692,858)	(606,193)	(18,710)
Share-based payment	24,382	838	—	—
Share of loss (profit) of associates and joint ventures	(37,179)	(4,694)	315,666	9,743
Gain on disposal of property, plant and equipment	(81,811)	(97,366)	(73,014)	(2,254)
Gain on disposal of non-current assets held for sale	—	(41,203)	—	—
Gain on disposal of investments	(2,445,259)	(2,517,137)	(2,097,818)	(64,747)
Impairment loss on financial assets	304,517	1,245,491	785,345	24,239
Impairment loss on non-financial assets	596,678	1,021,010	1,292,229	39,884
Gain on repurchases of bonds	(13,944)	—	—	—
Exchange loss (gain) on financial assets and liabilities	361,191	(125,836)	1,308,669	40,391
Exchange loss on long-term liabilities	119,846	—	—	—
Amortization of deferred government grants	(41,090)	(34,405)	(118,757)	(3,665)

Income and expense adjustments	38,980,027	44,250,671	53,594,876	1,654,163
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(23,235)	(36,262)	(100)	(3)
Notes receivable and accounts receivable	(6,013,039)	3,429,797	(3,690,072)	(113,891)
Other receivables	(18,507)	(22,615)	(366,675)	(11,317)
Inventories	(1,893,932)	(1,917,966)	517,760	15,980
Prepayments	(861,497)	(696,632)	(9,455,729)	(291,843)
Other current assets	(985,505)	2,116,853	815,618	25,173
Notes and accounts payable	(711,229)	(498,776)	933,164	28,801
Other payables	2,032,810	1,079,596	370,635	11,439
Other current liabilities	158,440	(181,193)	1,397,687	43,138
Net defined benefit liabilities	25,098	25,112	2,200	68
Other noncurrent liabilities	(25,206)	277,722	(149,637)	(4,618)

Cash generated from operations	44,236,528	61,494,905	48,690,813	1,502,803
Interest received	494,148	368,617	303,631	9,371
Dividend received	888,281	917,040	794,484	24,521
Interest paid	(565,845)	(648,938)	(1,016,329)	(31,368)
Income tax paid	(286,888)	(2,343,390)	(2,322,102)	(71,670)

Net cash provided by operating activities	44,766,224	59,788,234	46,450,497	1,433,657

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(180,966)	(136,264)	(246,624)	(7,612)
Proceeds from disposal of financial assets at fair value through profit or loss	22,292	—	167,580	5,172
Acquisition of available-for-sale financial assets	(1,941,739)	(4,800,576)	(322,177)	(9,944)
Proceeds from disposal of available-for-sale financial assets	3,311,317	1,964,457	3,626,315	111,924
Acquisition of financial assets measured at cost	(489,035)	(95,310)	(81,517)	(2,516)
Proceeds from disposal of financial assets measured at cost	677,339	57,584	575,860	17,774
Acquisition of investments accounted for under the equity method	(182,184)	(2,474,851)	(840,000)	(25,926)
Proceeds from disposal of investments accounted for under the equity method	74,394	—	—	—
Proceeds from capital reduction and liquidation of investments	131,172	559,830	221,646	6,841
Acquisition of subsidiaries (net of cash acquired)	—	414,958	—	—
Disposal of subsidiaries	(15,617)	(834,955)	—	—
Acquisition of property, plant and equipment	(43,237,007)	(60,504,149)	(91,560,639)	(2,825,945)
Proceeds from disposal of property, plant and equipment	338,196	148,316	77,607	2,395
Proceeds from disposal of non-current assets held for sale	—	641,866	—	—
Increase in refundable deposits	(94,112)	(1,818,998)	(826,845)	(25,520)
Decrease in refundable deposits	231,107	316,180	1,138,869	35,150
Acquisition of intangible assets	(1,153,356)	(1,088,313)	(1,554,251)	(47,971)
Cash inflow from combination	—	1,583	—	—
Government grants related to assets acquisition	22,028	254,645	9,566,327	295,257
Increase in other noncurrent assets	(340,611)	(1,116,501)	(572,209)	(17,661)
Decrease in other noncurrent assets	242,996	29,349	544,186	16,796

Net cash used in investing activities	(42,583,786)	(68,481,149)	(80,085,872)	(2,471,786)

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2014, 2015 and 2016

(Expressed in Thousands)

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase in short-term loans	9,879,359	14,965,506	48,085,068	1,484,107
Decrease in short-term loans	(5,744,551)	(14,900,862)	(32,955,646)	(1,017,150)
Proceeds from bonds issued	5,000,000	18,424,800	—	—
Bonds issuance costs	(5,090)	(83,880)	—	—
Redemption of bonds	(14,137,308)	—	—	—
Proceeds from long-term loans	6,284,000	4,952,870	24,628,607	760,142
Repayments of long-term loans	(3,858,996)	(5,337,929)	(7,624,030)	(235,310)
Increase in guarantee deposits	133,172	50,061	9,290	287
Decrease in guarantee deposits	(26,026)	(10,064)	(19,524)	(603)
Increase in other financial liabilities	—	6,107,635	15,979,088	493,182
Cash dividends and cash paid from additional paid-in capital	(6,253,150)	(6,939,016)	(6,906,726)	(213,170)
Exercise of employee stock options	370,811	289,413	—	—
Treasury stock acquired	—	(2,203,442)	(2,395,793)	(73,944)
Treasury stock sold to employees	61,653	681,614	—	—
Acquisition of non-controlling interests	—	(932,367)	(5,028)	(155)
Changes in non-controlling interests	38,261	(15,102)	183	6

Net cash provided by (used in) financing activities	(8,257,865)	15,049,237	38,795,489	1,197,392

Effect of exchange rate changes on cash and cash equivalents	1,457,172	721,688	(871,566)	(26,900)

Net increase (decrease) in cash and cash equivalents	(4,618,255)	7,078,010	4,288,548	132,363
Cash and cash equivalents at beginning of year	50,830,678	46,212,423	53,290,433	1,644,766

Cash and cash equivalents at end of year	46,212,423	53,290,433	57,578,981	1,777,129

Reconciliation of the balances of cash and cash equivalents at end of year:
Cash and cash equivalents balances on the consolidated balance sheets	45,701,335	53,290,433	57,578,981	1,777,129
Cash and cash equivalents included in non-current assets held for sale	511,088	—	—	—

Cash and cash equivalents at end of year	46,212,423	53,290,433	57,578,981	1,777,129

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

The consolidated financial statements of the Company were approved and authorized for issue by the audit committee of the Board of Directors on April 12, 2017.

3.	NEW ACCOUNTING PRONOUNCEMENT UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

a.	The Company has not adopted the following new, revised or amended IFRSs that have been issued by the International Accounting Standards Board (IASB) but not yet effective:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - Amendments to IFRS 10 and IAS 28	Subject to IASB’s announcement
IFRS 15	Revenue from Contracts with Customers with its Amendment - Clarifications to IFRS 15	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 16	Leases	January 1, 2019
IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses - Amendments to IAS 12	January 1, 2017

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IAS 7	Disclosure Initiative - Amendments to IAS 7	January 1, 2017
IFRS 2	Classification and Measurement of Share-based Payment Transactions - Amendments to IFRS 2	January 1, 2018
IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts - Amendments to IFRS 4	January 1, 2018
IAS 40	Transfers of Investment Property - Amendments to IAS 40	January 1, 2018
Improvements to International Financial Reporting Standards (2014 - 2016 cycle)
IFRS 1	First-time Adoption of International Financial Reporting Standards - Amendments to IFRS 1	January 1, 2018
IFRS 12	Disclosure of Interests in Other Entities - Amendments to IFRS 12	January 1, 2017
IAS 28	Investments in Associates and Joint Ventures - Amendments to IAS 28	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018

b.	The potential effects of adopting the standards or interpretations issued by IASB on the Company’s financial statements in future periods are summarized as below:

IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28) - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture. IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full. IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture. The effective date of this amendment has been postponed indefinitely, but early adoption is allowed. The amendment is not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 15 “Revenue from Contracts with Customers” with its Amendment “Clarifications to IFRS 15 Revenue from Contracts with Customers” (IFRS 15)

The core principle of IFRS 15 is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue, information related to performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates. The amendment in 2016 clarifies how to identify a performance obligation in a contract, determine whether an entity is a principal or an agent, and determine whether the revenue from granting a license should be recognized at a point in time or over time. The standard will apply to annual periods beginning on or after January 1, 2018, and early adoption is permitted. When IFRS 15 is effective, the Company may elect to apply this standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. Management developed an adoption plan and according to its plan, management has been analyzing accounting for its revenue streams using sample contracts for standard and nonstandard terms for the new standard. According to its plan, the Company is currently in the process of evaluating the effects of adopting IFRS 15, including the selection of the adoption method, the identification of differences, if any, from the application of IAS 18 and the impact of such differences, if any, on its consolidated financial statements.

IFRS 9 “Financial Instruments” (IFRS 9)

IASB has issued the final completed version of IFRS 9, which combines classification and measurement, the expected credit loss impairment model and hedge accounting. The standard will replace IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) and all previous versions of IFRS 9. The final completed version of IFRS 9 requires the followings: (1) Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics. Financial liabilities are measured at amortized cost or fair value through profit or loss. Furthermore, there is requirement that “own credit risk” adjustments are not recognized in profit or loss, (2) Impairment: Expected credit loss model is used to evaluate impairment. Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition, and (3) Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio. The new standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact that the new standard may have on its consolidated financial statements.

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

IAS 12 “Income Taxes” - Recognition of Deferred Tax Assets for Unrealized Losses (Amendment)

The amendment clarifies how to account for deferred tax assets for unrealized losses. The amendment is effective for annual periods beginning on or after January 1, 2017 and is not expected to have a material impact on the Company’s consolidated financial statements.

IAS 7 “Statement of Cash Flows” - Disclosure Initiative (Amendment)

The amendment relates to changes in liabilities arising from financing activities and requires a reconciliation of the carrying amount of liabilities at the beginning and end of the period. The amendment is effective for annual periods beginning on or after January 1, 2017 and is expected to increase the disclosures in the consolidated financial statements.

IFRS 2 “Share-based Payment” - Classification and Measurement of Share-based Payment Transactions (Amendment)

The amendment clarifies that (1) vesting conditions (service and non-market performance conditions), upon which satisfaction of a cash-settled share-based payment transaction is conditional, are not taken into account when estimating the fair value of the cash-settled share-based payment at the measurement date. Instead, these are taken into account by adjusting the number of awards included in the measurement of the liability arising from the transaction, (2) if tax laws or regulations require the employer to withhold a certain amount in order to meet the employee’s tax obligation associated with the share-based payment, such transactions will be classified in their entirety as equity-settled share-based payment transactions if they would have been so classified in the absence of the net share settlement feature, and (3) if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification. The equity-settled share-based payment transaction is measured by reference to the fair value of the equity instruments granted at the modification date and is recognized in equity, on the modification date, to the extent to which goods or services have been received. The liability for the cash-settled share-based payment transaction as at the modification date is derecognized on that date. Any difference between the carrying amount of the liability derecognized and the amount recognized in equity on the modification date is recognized immediately in profit or loss. The amendment is effective for annual periods beginning on or after January 1, 2018 and is not expected to have a material impact on the Company’s consolidated financial statements.

IAS 28 “Investments in Associates and Joint Ventures” (Amendment)

The amendments clarify that when an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organisation, or a mutual fund, unit trust and other qualifying entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9 on an investment-by-investment basis. Besides, if an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, the entity may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate’s or joint venture’s interests in subsidiaries on an investment-by-investment basis. The amendments are effective for annual periods beginning on or after January 1, 2018 and is not expected to have a material impact on the Company’s consolidated financial statements.

IFRIC 22 “Foreign Currency Transactions and Advance Consideration”

The interpretation clarifies that when applying paragraphs 21 and 22 of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration. The interpretation is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact that the new standard may have on its consolidated financial statements.

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

b.	The consolidated entities as of December 31, 2015 and 2016 were as follows:

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2015	2016
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2015	2016
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	—	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	91.06	91.08
UMC, FORTUNE and UNITRUTH INVESTMENT CORP. (UNITRUTH)	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	78.47	78.47
UMC, FORTUNE, UNITRUTH and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	67.54	67.54
FORTUNE	UNITRUTH	Investment holding	100.00	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	100.00	—
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	82.76	82.76
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2015	2016
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	—	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	—	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00
HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USC) (Note A)	Sales and manufacturing of integrated circuits	33.33	29.41

Note A: As described in Note 9(5), the Company acquired control of USC’s Board of Directors.

(4)	Business Combinations and Goodwill

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

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred and non-controlling interests, the difference is recognized as a gain on bargain purchase.

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

(7)	Convenience Translation into U.S. Dollars

Translations of amount from NTD into U.S. dollars (USD) for the reader’s convenience were calculated at the rate of USD1.00 to NTD32.40 on December 30, 2016 released by Board of Governors of the Federal Reserve System. No representation is made that the NTD amounts could have been, or could be, converted into USD at this rate.

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

Available-for-sale financial investments are subsequently measured at fair value. Other than impairment losses which are recognized in profit or loss, subsequent measurement of available-for-sale equity instrument financial assets are recognized in other comprehensive income until the investment is derecognized, at which time the cumulative gain or loss is recognized in profit or loss. If equity instrument investments do not have quoted prices in an active market and their fair value cannot be reliably measured, then they are classified as financial assets measured at cost on the balance sheet.

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

(12)	Investments Accounted For Under the Equity Method

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

Under the equity method, the investments in associates and joint ventures are carried on the balance sheet at cost plus post acquisition changes in the Company’s share of profit or loss and other comprehensive income of associates and joint ventures. The Company’s share of changes in associates’ and joint ventures’ profit or loss and other comprehensive income are recognized directly in profit or loss and other comprehensive income, respectively. Distributions received from an associate or a joint venture reduce the carrying amount of the investment. Any unrealized gains and losses resulting from transactions between the Company and the associate or the joint venture are eliminated to the extent of the Company’s interest in the associate or the joint venture.

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

(13)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any, and any borrowing costs incurred for long-term construction projects are capitalized if the recognition criteria are met. Significant renewals, improvements and major inspections meeting the recognition criteria are treated as capital expenditures, and the carrying amounts of those replaced parts are derecognized. Maintenance and repairs are recognized in profit or loss as incurred. Any gain or loss arising from derecognition of the assets is recognized in other operating income and expenses.

Depreciation is calculated on a straight-line basis over the estimated useful lives. A significant part of an item of property, plant and equipment which has a different useful life from the remainder of the item is depreciated separately.

The depreciation methods, useful lives and residual values for the assets are reviewed at each fiscal year end, and the differences resulted from the previous estimation are recorded as changes in accounting estimates.

Except for land, which is not depreciated, the estimated useful lives of the assets are as follows:

Buildings	20~56 years
Machinery and equipment	3~11 years
Transportation equipment	5~7 years
Furniture and fixtures	1~9 years
Leasehold improvement	The shorter of lease terms or useful lives

(14)	Intangible Assets

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

Intangible assets with finite useful lives are amortized over the useful lives and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and is treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite useful life is reviewed annually to determine whether the indefinite useful life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are recognized in other operating income and expenses.

Accounting policies of the Company’s intangible assets are summarized as follows:

a.	Goodwill arising from business combination is not amortized, and is tested for impairment annually or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicates that the goodwill is impaired, an impairment loss is recognized. Goodwill impairment losses cannot be reversed once recognized.

b.	Software is amortized over 1~6 years on a straight-line basis.

c.	Patent and technology license fee: Upon signing of contract and obtaining the right to intellectual property, any portion attributable to non-cancellable and mutually agreed future fixed license fees for patent and technology is discounted and recognized as an intangible asset and related liability. The cost of the intangible asset is not revalued once determined on initial recognition, and is depreciated over the useful life (5~10 years) on a straight-line basis. Interest expenses from the related liability are recognized and calculated based on the EIR method. Based on the timing of payments, the liability is classified as current and non-current.

d.	Others are mainly the intellectual property license fees, amortized over the shorter of the contract term or estimated useful life (3 years) of the related technology on a straight-line basis.

(15)	Impairment of Non-Financial Assets

The Company assesses at each reporting date whether there is an indication that an asset in the scope of IAS 36 “Impairment of Assets” (IAS 36) may be impaired. If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or a CGU is the higher of its fair value less costs of disposal and its value in use. If circumstances indicate that previously recognized impairment losses may no longer exist or may have decreased at each reporting date, the Company re-assesses the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been an increase in the estimated service potential of an asset which in turn increases the recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years.

A CGU, or group of CGUs, to which goodwill has been allocated is tested for impairment annually at the same time every year, irrespective of whether there is any indication of impairment. Where the carrying amount of a CGU (including the carrying amount of goodwill) exceeds its recoverable amount, the CGU is considered impaired. If an impairment loss is to be recognized, it is first allocated to reduce the carrying amount of any goodwill allocated to the CGU (group of units), then to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units). Impairment losses relating to goodwill cannot be reversed in future periods.

The recognition or reversal of impairment losses is classified as other operating income and expenses.

(16)	Bonds

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

(17)	Post-Employment Benefits

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

(18)	Government Grants

In accordance with IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance”, the Company recognizes the government grants when there is reasonable assurance that such grants will be received and the conditions attaching to them will be complied with.

A government grant related to assets is recognized as deferred income and recognized in profit or loss on a straight-line basis over the useful lives of the assets. A government grant related to expenses is recognized in profit or loss on a systematic basis over the periods in which the Company recognises as expenses the related costs for which the grant is intended to compensate. A government grant that compensates for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs is recognized in profit or loss when it becomes receivable.

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

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at the acquisition date, might be realized and recognized subsequently as follows:

a.	Acquired deferred tax benefits recognized within the measurement period that result from new information about facts and circumstances that existed at the acquisition date shall be applied to reduce the carrying amount of any goodwill related to that acquisition. If the carrying amount of that goodwill is nil, any remaining deferred tax benefits shall be recognized in profit or loss;

b.	All other acquired deferred tax benefits realized shall be recognized in profit or loss, other comprehensive income or equity.

(23)	Earnings per Share

Earnings per share is computed according to IAS 33 “Earnings per Share”. Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional ordinary shares that would have been outstanding if the dilutive share equivalents had been issued. Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and employee stock bonus issues.

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

Deferred tax assets are recognized for all carryforward of unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized. The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences. Please refer to Note 6(23) for more details on unrecognized deferred tax assets.

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Cash on hand	$3,943	$3,717
Checking and savings accounts	14,464,203	17,840,926
Time deposits	33,962,629	33,546,190
Repurchase agreements collateralized by government and corporate bonds	4,859,658	6,188,148

Total	$53,290,433	$57,578,981

Please refer to the consolidated statements of cash flows for the reconciliation of the balances of cash and cash equivalents on the consolidated statements of cash flows and the consolidated balance sheets.

(2)	Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Designated financial assets at fair value through profit or loss
Convertible bonds	$295,708	$263,201

Financial assets held for trading
Listed stocks	258,055	615,157
Funds	—	50,003
Corporate bonds	192,080	—
Forward exchange contracts	1,008	543

Subtotal	451,143	665,703

Total	$746,851	$928,904

Current	$664,918	$714,169
Noncurrent	81,933	214,735

Total	$746,851	$928,904

(3)	Accounts Receivable, Net

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Accounts receivable	$20,253,481	$24,732,207
Less: allowance for sales returns and discounts	(1,103,139)	(1,744,151)
Less: allowance for doubtful accounts	(90,568)	(86,595)

Net	$19,059,774	$22,901,461

Aging analysis of accounts receivable, net:

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Neither past due nor impaired	$15,643,254	$18,516,739

Past due but not impaired:
≤ 30 days	2,497,133	3,018,482
31 to 60 days	652,241	630,762
61 to 90 days	213,367	513,702
91 to 120 days	38,597	183,572
≥ 121 days	15,182	38,204

Subtotal	3,416,520	4,384,722

Total	$19,059,774	$22,901,461

Movement on allowance for individually evaluated doubtful accounts:

	For the years ended December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Beginning balance	$272,324	$90,568
Net charge for the period	(181,756)	(3,973)

Ending balance	$90,568	$86,595

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

The impairment losses assessed individually as of December 31, 2015 and 2016 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts. The Company has no collateral with respect to those accounts receivables.

(4)	Inventories, Net

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Raw materials	$2,522,906	$2,248,589
Supplies and spare parts	2,044,550	2,795,371
Work in process	11,025,222	10,712,396
Finished goods	2,048,707	1,241,459

Total	$17,641,385	$16,997,815

a.	For the years ended December 31, 2014, 2015 and 2016, the Company recognized NT$105,320 million, NT$109,782 million and NT$114,527 million, respectively, in operating costs, of which NT$(87) million, NT$826 million and NT$2,130 million in 2014, 2015 and 2016, respectively, were related to reversal of write-down or write-down of inventories.

b.	On February 6, 2016, an earthquake with a magnitude of 6.4 Richter struck southern Taiwan and caused financial related losses to UMC. UMC insured for losses endured due to the earthquake. As of December 31, 2016, UMC recognized losses including loss from scrapped inventory of NT$1,143 million and production line recovery expenses of NT$669 million. Furthermore, UMC received compensation from insurance claims of NT$2,646 million. The case is closed as of December 31, 2016.

c.	None of the aforementioned inventories were pledged.

(5)	Available-For-Sale Financial Assets, Non-Current

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Common stocks	$21,586,850	$18,059,586
Preferred stocks	1,166,256	1,203,589
Depositary receipts	196,560	202,979
Funds	851,020	949,387

Total	$23,800,686	$20,415,541

(6)	Financial Assets Measured at Cost, Non-Current

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Common stocks	$598,295	$514,426
Preferred stocks	3,160,427	2,152,297
Funds	129,587	93,892

Total	$3,888,309	$2,760,615

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair value cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)	Investments Accounted For Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2015		2016
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
	NT$		NT$
	(In Thousands)		(In Thousands)
Listed company
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,793,203	13.94	$1,671,902	13.94

Unlisted companies
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	680,374	50.00	—	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	32,737	50.00	—	50.00
LIST EARN ENTERPRISE INC.	10,486	49.00	9,722	49.00
MTIC HOLDINGS PTE. LTD.	81,342	45.44	75,502	45.44
YUNG LI INVESTMENTS, INC.	317,294	45.16	174,153	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,913,134	45.00	1,823,877	45.00
WINAICO IMMOBILIEN GMBH (Note B)	233,713	44.78	—	44.78
UNITECH CAPITAL INC.	532,186	42.00	531,373	42.00
TRIKNIGHT CAPITAL CORPORATION	—	—	836,752	40.00
HSUN CHIEH INVESTMENT CO., LTD.	1,197,976	36.49	1,249,738	36.49
YANN YUAN INVESTMENT CO., LTD.	2,299,914	31.94	1,679,552	31.94
CTC CAPITAL PARTNERS I, L.P.	221,607	31.40	61,780	31.40
VSENSE CO., LTD.	101,281	28.63	85,719	28.63
UNITED LED CORPORATION HONG KONG LIMITED	478,112	25.14	252,853	25.14
ACHIEVE MADE INTERNATIONAL LTD.	116,321	23.32	105,777	23.32
CLIENTRON CORP.	234,273	20.28	235,799	20.28
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	95,082	10.38	111,416	10.38

Total	$10,339,035		$8,905,915

Note A:	Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors. As a result, the investment was revalued to fair value and reclassified out of the available-for-sale category as an investment in associate accounted for under the equity method. Fair value remeasurement that was previously recognized in other comprehensive income was reclassified to profit or loss in 2015.

Note B:	SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C:	The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,793 million and NT$1,672 million, as of December 31, 2015 and 2016, respectively. The fair value of these investments were NT$1,534 million and NT$1,039 million, as of December 31, 2015 and 2016, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.	Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company. For individually immaterial associates and joint ventures, the following tables summarized the amount recognized by the Company at its share of those associates and joint ventures separately. When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2014, 2015 and 2016 were NT$138 million, NT$46 million and NT$(83) million, respectively, which were not included in the following table.

(i)	The aggregate amount of the Company’s share of its all individually immaterial associates that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Profit (Loss) from continuing operations	$79,407	$44,834	$(270,060)
Other comprehensive income (loss)	139,030	(360,618)	(187,891)

Total comprehensive income (loss)	$218,437	$(315,784)	$(457,951)

(ii)	The aggregate amount of the Company’s share of its all individually immaterial joint ventures that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Loss from continuing operations	$(42,228)	$(40,140)	$(45,606)
Other comprehensive income (loss)	—	—	—

Total comprehensive loss	$(42,228)	$(40,140)	$(45,606)

(8)	Property, Plant and Equipment

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Land	$1,314,402	$1,314,402
Buildings	17,271,051	21,429,861
Machinery and equipment	124,628,140	155,539,235
Transportation equipment	17,627	21,958
Furniture and fixtures	1,288,250	1,627,959
Leasehold improvement	9,814	7,307
Construction in progress and equipment awaiting inspection	41,904,111	45,042,682

Net	$186,433,395	$224,983,404

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2015	$1,314,402	$25,837,548	$662,490,428	$67,683	$5,359,909	$68,280	$32,380,979	$727,519,229
Additions	—	—	—	—	—	—	57,837,663	57,837,663
Acquired in business combination	—	—	123,124	—	31,009	—	210	154,343
Disposals	—	—	(2,834,152)	(1,647)	(47,209)	—	—	(2,883,008)
Transfers and reclassifications	—	5,364,106	47,374,249	7,804	702,498	731	(48,284,824)	5,164,564
Exchange effect	—	195,219	5,397,419	411	17,939	1,420	(29,917)	5,582,491

As of December 31, 2015	$1,314,402	$31,396,873	$712,551,068	$74,251	$6,064,146	$70,431	$41,904,111	$793,375,282

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2016	$1,314,402	$31,396,873	$712,551,068	$74,251	$6,064,146	$70,431	$41,904,111	$793,375,282
Additions	—	—	—	—	—	—	83,703,970	83,703,970
Disposals	—	—	(3,976,177)	(5,237)	(51,354)	—	—	(4,032,768)
Transfers and reclassifications	—	6,020,884	81,101,146	9,981	831,465	268	(79,048,373)	8,915,371
Exchange effect	—	(375,434)	(4,233,062)	(681)	(17,300)	(1,454)	(1,511,077)	(6,139,008)

As of December 31, 2016	$1,314,402	$37,042,323	$785,442,975	$78,314	$6,826,957	$69,245	$45,048,631	$875,822,847

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2015	$—	$12,881,733	$543,420,741	$53,053	$4,417,389	$56,070	$—	$560,828,986
Depreciation	—	1,188,944	41,923,305	4,725	353,005	3,029	—	43,473,008
Impairment loss	—	—	1,003,230	—	17,780	—	—	1,021,010
Disposals	—	—	(2,782,911)	(1,454)	(47,063)	—	—	(2,831,428)
Transfers and reclassifications	—	(305)	1,380	—	20,542	—	—	21,617
Exchange effect	—	55,450	4,357,183	300	14,243	1,518	—	4,428,694

As of December 31, 2015	$—	$14,125,822	$587,922,928	$56,624	$4,775,896	$60,617	$—	$606,941,887

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2016	$—	$14,125,822	$587,922,928	$56,624	$4,775,896	$60,617	$—	$606,941,887
Depreciation	—	1,514,819	47,689,725	5,264	478,775	2,452	—	49,691,035
Impairment loss	—	—	447,279	—	1,848	—	5,949	455,076
Disposals	—	—	(3,937,744)	(5,237)	(49,915)	—	—	(3,992,896)
Transfers and reclassifications	—	994	(994)	—	—	—	—	—
Exchange effect	—	(29,173)	(2,217,454)	(295)	(7,606)	(1,131)	—	(2,255,659)

As of December 31, 2016	$—	$15,612,462	$629,903,740	$56,356	$5,198,998	$61,938	$5,949	$650,839,443

The thin-film solar cell and module industry has undergone challenging business conditions in the past year and experienced pricing declines indirectly due to oversupply of inventory in the silicon solar cell industry and the reductions in government supported incentives. The Company considered that the thin-film solar cell and module business had an indication of possible impairment and performed an impairment test for the CGU composed of property, plant and equipment used in the manufacturing of thin-film solar cells and modules.

In 2015, the Company determined the recoverable amount of the CGU to be NT$1,995 million on the basis of value in use, representing the present value of the future cash flows expected to be derived by the CGU, and compared it to its carrying amount. The impairment test revealed that the recoverable amount was less than the carrying amount. After considering the relevant objective evidence, the Company recorded in the net other operating income and expenses an impairment loss of NT$795 million at discount rates of 13.0% for the year ended December 31, 2015, all of which came from new business segment.

In 2016, the Company determined the recoverable amount of the CGU to be NT$1,169 million based on the fair value less costs of disposal. Its fair value measurement was classified as Level 3 of the fair value hierarchy. External independent appraisers are involved in fair value measurement using a cost method. After considering the relevant objective evidence, the key assumptions used included replacement costs, residual value and remaining useful life of the existing assets. The impairment test revealed that the recoverable amount was less than the carrying amount. The Company recorded in the net other operating income and expenses an impairment loss of NT$455 million for the year ended December 31, 2016, all of which came from new business segment.

Please refer to Note 8 for property, plant and equipment pledged as collateral.

The amounts of total interest expense before capitalization of borrowing costs were NT$992 million, NT$867 million and NT$1,407 million for the years ended December 31, 2014, 2015 and 2016, respectively. Details of capitalized borrowing costs are as follows:

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Total interest capitalized	$305,037	$395,569	$157,210
Interest rates applied	1.33%~2.21%	1.35%~2.10%	1.52%~2.01%

(9)	Intangible Assets

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Goodwill	$15,188	$15,188
Software	377,643	470,456
Patents and technology license fees	2,871,308	2,390,968
Others	1,239,949	1,211,691

Net	$4,504,088	$4,088,303

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2015	$7,791	$490,744	$4,229,744	$2,904,499	$7,632,778
Additions	—	1,173	263,847	1,061,083	1,326,103
Acquired in business combination	7,397	330	11,023	—	18,750
Disposals	—	(148,140)	—	(544,018)	(692,158)
Reclassifications	—	305,571	(259)	—	305,312
Exchange effect	—	3,220	42,393	(7)	45,606

As of December 31, 2015	$15,188	$652,898	$4,546,748	$3,421,557	$8,636,391

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2016	$15,188	$652,898	$4,546,748	$3,421,557	$8,636,391
Additions	—	1,365	283,439	1,287,844	1,572,648
Disposals	—	(85,437)	—	(1,279,755)	(1,365,192)
Reclassifications	—	345,810	—	—	345,810
Exchange effect	—	(10,643)	(295,847)	(6)	(306,496)

As of December 31, 2016	$15,188	$903,993	$4,534,340	$3,429,640	8,883,161

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2015	$—	$274,746	$1,207,956	$1,617,138	$3,099,840
Amortization	—	146,652	452,183	1,108,492	1,707,327
Disposals	—	(148,139)	—	(544,018)	(692,157)
Exchange effect	—	1,996	15,301	(4)	17,293

As of December 31, 2015	$—	$275,255	$1,675,440	$2,181,608	$4,132,303

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2016	$—	$275,255	$1,675,440	$2,181,608	$4,132,303
Amortization	—	245,345	480,913	1,316,102	2,042,360
Disposals	—	(85,437)	—	(1,279,755)	(1,365,192)
Exchange effect	—	(1,626)	(12,981)	(6)	(14,613)

As of December 31, 2016	$—	$433,537	$2,143,372	$2,217,949	$4,794,858

The amortization amounts of intangible assets are as follows:

	For the years ended December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Operating cost	$534,860	$675,257

Operating expense	$1,172,467	$1,367,103

Significant technology licenses obtained by the Company amounted to NT$2,483 million and NT$2,071 million as of December 31, 2015 and 2016, respectively, which were included in the carrying amounts of patents and technology license fees. The remaining amortization periods as of December 31, 2015 and 2016 were 6~7 years and 5~6 years, respectively.

(10)	Short-Term Loans

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured bank loans	$5,505,049	$20,550,801

	For the years ended December 31,
	2014	2015	2016
Interest rates applied	0.57%~2.50%	0.61%~4.85%	0.51%~4.60%

The Company’s unused short-term lines of credits amounted to NT$35,863 million and NT$47,145 million as of December 31, 2015 and 2016, respectively.

(11)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Forward exchange contracts	$999	$60,855

(12)	Bonds Payable

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured domestic bonds payable	$25,000,000	$25,000,000
Unsecured convertible bonds payable	18,196,332	18,196,332
Less: Discounts on bonds payable	(1,559,662)	(1,215,401)

Total	41,636,670	41,980,931
Less: Current portion	—	(7,499,426)

Net	$41,636,670	$34,481,505

A.	On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. The terms and conditions of the bonds were as follows:

a.	Issue Amount: US$500 million

b.	Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price. The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.	Terms of Conversion:

i.	Underlying Securities: ADS of UMC

ii.	Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.	Conversion Price and Adjustment: The conversion price was originally USD 3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00. The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.	Early Redemption of the Bonds:

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

In accordance with IAS 32 “Financial Instruments: Presentation” (IAS 32), the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, after reduction of issuance costs amounting to NT$3 million. The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

B.	In early June 2012, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at a rate of 1.43%, and the principal will be repayable in June 2017 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at a rate of 1.63%, and the principal will be repayable in June 2019 upon maturity.

C.	In mid-March 2013, UMC issued five-year and seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at a rate of 1.35%, and the principal will be repayable in March 2018 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at a rate of 1.50%, and the principal will be repayable in March 2020 upon maturity.

D.	In mid-June 2014, UMC issued seven-year and ten-year domestic unsecured corporate bonds amounting to NT$5,000 million, with a face value of NT$1 million per unit. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest will be paid annually at a rate of 1.70%, and the principal will be repayable in June 2021 upon maturity. The ten-year domestic unsecured corporate bond was issued in the amount of NT$3,000 million. Interest will be paid annually at a rate of 1.95%, and the principal will be repayable in June 2024 upon maturity.

E.	On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. The terms and conditions of the bonds were as follows:

a	Issue Amount: US$600 million

b.	Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

c.	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price. The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.	Terms of Conversion:

i.	Underlying Securities: Ordinary shares of UMC

ii.	Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share. The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The conversion price was NT$15.9895 per share on December 31, 2016.

e.	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.	The bondholders shall have exercised the conversion right before maturity; or

iii.	The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million. The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(13)	Long-Term Loans

a.	Details of long-term loans as of December 31, 2015 and 2016 are as follows:

	As of December 31,
Lenders	2015	2016	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Secured Long-Term Loan from Mega International Commercial Bank (1)	$51,137	$21,916	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	12,000	8,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.

	As of December 31,
Lenders	2015	2016	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	52,588	17,530	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	40,156	—	Effective January 10, 2013 to January 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	61,794	39,324	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	19,410	14,843	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	22,750	18,735	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	7,300	6,441	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	110,000	107,027	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (8)	2,510	2,067	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.

	As of December 31,
Lenders	2015	2016	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Secured Long-Term Loan from Taiwan Cooperative Bank (9)	5,900	5,553	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	2,625,000	1,125,000	Repayable quarterly from October 31, 2015 to July 31, 2017 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	1,385,000	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	1,423,077	948,712	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	444,445	222,222	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	1,900,000	950,000	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (1) (Note A)	—	1,000,000	Settlement due on January 25, 2021 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (2) (Note B)	2,000,000	—	Settlement due on August 30, 2016 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note C)	1,333,333	—	Repayable quarterly from December 29, 2014 to December 29, 2016 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note D)	1,000,000	1,000,000	Settlement due on December 25, 2019 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	—	22,381,561	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annually payments with semi-annually interest payments.

Subtotal	12,496,400	29,253,931
Less: Administrative expenses from syndicated loans	(6,942)	(5,241)
Less: Current portion	(6,601,721)	(3,001,503)

Total	$5,887,737	$26,247,187

	For the years ended December 31,
	2014	2015	2016
Interest Rates	1.23%~2.51%	1.10%~2.95%	0.98%~4.66%

Note A:	UMC entered into a 5-year loan agreement with CTBC Bank, effective from January 25, 2016. The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, January 25, 2021. As of December 31, 2016, the unused line of credit was NT$1.5 billion.

Note B:	UMC entered into a 5-year loan agreement with CTBC Bank, effective from August 30, 2011. The agreement, which offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, August 30, 2016, was early terminated on January 25, 2016. As of December 31, 2015, the unused line of credit was NT$0.5 billion.

Note C:	UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from December 29, 2011. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments. The expiration date of the agreement is December 29, 2016. As of December 31, 2015, all lines of credit were used.

Note D:	UMC entered into a 5-year loan agreement with KGI Bank, effective from September 25, 2014. The agreement offered UMC a revolving line of credit of NT$2 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is December 25, 2019. As of December 31, 2015 and 2016, the unused line of credit were NT$1 billion and NT$0.5 billion, respectively.

b.	Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

c.	In 2014, UMC resolved to provide endorsement for NEXPOWER’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million. As of December 31, 2015 and 2016, the actual amount provided were both NT$1,385 million.

d.	In 2016, HEJIAN resolved to provide endorsement for USC’s syndicated loan from banks including China Development Bank for the amount up to NT$9,471 million. As of December 31, 2016, the actual amount provided was NT$6,629 million.

(14)	Post-Employment Benefits

a.	Defined contribution plan

The Labor Pension Act of the R.O.C. (the Act) is a defined contribution plan. Under the Act, the monthly contributions percentage shall not be less than 6% of these employees’ monthly wages. Accordingly, a total of NT$597 million, NT$620 million and NT$638 million were contributed by the Company for the years ended December 31, 2014, 2015 and 2016, respectively. Pension benefits for employees of the Singapore branch, and other subsidiaries overseas were provided in accordance with the local regulations, and during the years ended December 31, 2014, 2015 and 2016, the Company made total contributions of NT$445 million, NT$531 million and NT$582 million, respectively.

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of an administered pension fund committee. For the years ended December 31, 2014, 2015 and 2016, total pension expenses of NT$113 million, NT$111 million and NT$94 million, respectively, were recognized by the Company.

i.	Movements in present value of defined benefit obligation during the year:

	For the years ended December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Defined benefit obligation at beginning of year	$(5,450,787)	$(5,386,355)
Items recognized as profit or loss:
Service cost	(30,973)	(27,368)
Interest cost	(114,468)	(91,568)

Subtotal	(145,441)	(118,936)

Remeasurements recognized in other comprehensive income (loss):
Arising from changes in demographic assumptions	342,640	(105,542)
Arising from changes in financial assumptions	(336,679)	(42,256)
Experience adjustments	(56,398)	85,962

Subtotal	(50,437)	(61,836)

Benefits paid	260,310	84,862

Defined benefit obligation at end of year	$(5,386,355)	$(5,482,265)

ii.	Movements in fair value of plan assets during the year:

	For the years ended December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Beginning balance of fair value of plan assets	$1,625,297	$1,495,554
Items recognized as profit or loss:
Interest income on plan assets	34,132	25,424
Contribution by employer	86,198	91,312
Payment of benefit obligation	(260,310)	(84,862)
Remeasurements recognized in other comprehensive income (loss):
Return on plan assets, excluding amounts included in interest income	10,237	(14,057)

Fair value of plan assets at end of year	$1,495,554	$1,513,371

The actual returns on plan assets of the Company for the years ended December 31, 2015 and 2016 were NT$44 million and NT$11 million, respectively.

iii.	The defined benefit plan recognized on the consolidated balance sheets are as follows:

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Present value of the defined benefit obligation	$(5,386,355)	$(5,482,265)
Fair value of plan assets	1,495,554	1,513,371

Funded status	(3,890,801)	(3,968,894)

Net defined benefit liabilities, noncurrent recognized on the consolidated balance sheets	$(3,890,801)	$(3,968,894)

iv.	The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2015	2016
Cash	21%	21%
Equity instruments	49%	45%
Debt instruments	27%	27%
Others	3%	7%

Employee pension fund is deposited under a trust administered by the Bank of Taiwan. The overall expected rate of return on assets is determined based on historical trend and actuaries’ expectations on the assets’ returns in the market over the obligation period. Furthermore, the utilization of the fund is determined by the labor pension fund supervisory committee, which also guarantees the minimum earnings to be no less than the earnings attainable from interest rates offered by local banks for two-year time deposits.

v.	The principal underlying actuarial assumptions are as follows:

	As of December 31,
	2015	2016
Discount rate	1.70%	1.40%
Rate of future salary increase	4.00%	3.50%

vi.	Expected future benefit payments are as follows:

Year	As of December 31, 2016
NT$
(In Thousands)
2017	$133,100
2018	149,047
2019	165,507
2020	201,409
2021	252,654
2022 and thereafter	1,955,476

Total	$2,857,193

The Company expects to make pension fund contribution of NT$93 million in 2017. The weighted-average durations of the defined benefit obligation are 13 years and 12 years as of December 31, 2015 and 2016, respectively.

vii.	Sensitivity analysis:

As of December 31, 2015
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Decrease (increase) in defined benefit obligation	$277,412	$(297,728)	$(262,321)	$248,054

As of December 31, 2016
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Decrease (increase) in defined benefit obligation	$290,068	$(311,920)	$(276,029)	$260,500

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(15)	Deferred Government Grants

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Beginning balance	$76,259	$295,133
Arising during the period	254,645	9,566,327
Recorded in profit or loss:
Other operating income	(34,405)	(118,757)
Exchange effect	(1,366)	(445,332)

Ending balance	$295,133	$9,297,371

Current	$20,641	$888,921
Noncurrent	274,492	8,408,450

Total	$295,133	$9,297,371

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(16)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of December 31, 2015 and 2016, of which 12,758 million shares and 12,624 million shares were issued as of December 31, 2015 and 2016, respectively, each at a par value of NT$10.

ii.	UMC had 136 million and 151 million ADSs, which were traded on the NYSE as of December 31, 2015 and 2016, respectively. The total number of common shares of UMC represented by all issued ADSs were 678 million shares and 754 million shares as of December 31, 2015 and 2016, respectively. One ADS represents five common shares.

iii.	Among the employee stock options issued by UMC on June 19, 2009, 28 million options had been exercised for the year ended December 31, 2015. The issuance process was completed through the authority.

iv.	UMC sold 61 million shares of treasury stock to employees for the year ended December 31, 2015, which were repurchased during the period from March 15 to May 6, 2013, for the purpose of transferring to employees.

v.	On June 15, 2016, UMC cancelled 134 million shares of treasury stock, which were repurchased during the periods from March 15 to May 6, 2013 for the purpose of transferring to employees.

b.	Treasury stock:

i.	UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market. The purpose for repurchase and changes in treasury stock during the years ended December 31, 2015 and 2016 are as follows:

For the year ended December 31, 2015 (In thousands of shares)

Purpose	As of January 1, 2015	Increase	Decrease	As of December 31, 2015
For transfer to employees	194,510	200,000	60,696	333,814

For the year ended December 31, 2016 (In thousands of shares)

Purpose	As of January 1, 2016	Increase	Decrease	As of December 31, 2016
For transfer to employees	333,814	200,000	133,814	400,000

ii.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As of December 31, 2015 and 2016, the treasury stock held by UMC did not exceed the threshold.

iii.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries and associates is treated as treasury stock. According to the Company Act of R.O.C., these subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.	As of December 31, 2015 and 2016, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., and associate, HSUN CHIEH INVESTMENT CO., LTD., held 16 million shares and 441 million shares, respectively, of UMC’s stock as available-for-sale financial assets. As of December 31, 2015 and 2016, UMC’s associate, YANN YUAN INVESTMENT CO., LTD., held nil and 165 million shares, respectively, of UMC’s stock as available-for-sale financial assets. As of December 31, 2015 and 2016, UMC’s associate, MEGA MISSION LIMITED PARTNERSHIP, held 10 million shares and nil, respectively, of UMC’s stock as financial assets at fair value through profit or loss. The closing prices of UMC’s stock on December 31, 2015 and 2016 were NT$12.10 and NT$11.40 respectively.

c.	Retained earnings and dividend policies:

In consideration of the revision of the Company Act in May 2015, the stockholders’ meeting resolved the amendment of UMC’s Articles of Incorporation on June 7, 2016. According to the amendment of UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.

ii.	Making up loss for preceding years.

iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv.	Appropriating or reversing special reserve by government officials or other regulations.

v.	The remaining, plus the previous year’s unappropriated earnings, shall be distributed according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, capital requirements, domestic and overseas competitive environment and capital budget, as well as stockholders’ interest, dividend balance and long term financial plan of UMC. The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year. The distribution of stockholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

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

The distribution of earnings for 2015 was approved through the stockholders’ meeting on June 7, 2016, while the distribution of earnings for 2016 was approved through the Board of Directors’ meeting on February 22, 2017. The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2015	2016	2015	2016
Legal reserve	$1,344,862	$831,566
Cash dividends	6,906,973	6,112,159	$0.55	$0.50

The aforementioned 2015 distributions approved during stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 16, 2016.

The cash dividend per share for 2015 was adjusted to NT$0.56501906 per share according to the resolution of the Board of Directors’ meeting on June 15, 2016. The adjustment was made for the decrease in outstanding common shares due to the share repurchase program and the cancellation of the treasury stock purchased.

The appropriation of 2016 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date. Information on the Board of Directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(19) for information on the employees’ compensation and remuneration to directors.

d.	Non-controlling interests:

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Balance as of January 1	$4,319,988	$3,849,798	$2,027,065
Attributable to non-controlling interests:
Net loss	(661,752)	(612,973)	(4,452,585)
Other comprehensive income (loss)	142,991	(62,114)	(32,318)
Changes in subsidiaries’ ownership	59,785	(1,047,246)	567,073
Effect of deconsolidation of subsidiaries	(11,214)	(100,400)	—
Derecognition of the non-controlling interests	—	—	4,052,494

Balance as of December 31	$3,849,798	$2,027,065	$2,161,729

(17)	Employee Stock Options

On May 12, 2009, the Company was authorized by the Securities and Futures Bureau of FSC, to issue employee stock options with a total number of 500 million units each. Each unit entitled an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options would be made through the issuance of new shares by the Company. The exercise prices of the options were set at the closing prices of the Company’s common stock on the dates of grant. The contractual lives were 6 years and an optionee might exercise the options in accordance with certain schedules as prescribed by the plans after 2 years from the dates of grant. All employee stock options expired on June 18, 2015.

A summary of the Company’s stock option plan and related information for the years ended December 31, 2014 and 2015 is as follows:

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

The weighted-average share price at the date of exercise of employee stock options for the years ended December 31, 2014 and 2015 were NT$14.06 and NT$14.95, respectively. The compensation expenses for the years ended December 31, 2014 and 2015 were both NT$1 million.

(18)	Operating Revenues

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net sales
Sale of goods	$134,526,268	$140,640,738	$142,816,919
Other operating revenues
Royalty	1,767,723	18,616	11,757
Mask tooling	3,137,979	3,424,335	3,676,365
Others	580,106	746,732	1,365,083

Net operating revenues	$140,012,076	$144,830,421	$147,870,124

On August 29, 2014, UMC entered into a technology license contract with FUJITSU SEMICONDUCTOR LIMITED (“FUJITSU”) under which UMC granted a perpetual license to its 40LP (low power) process technology to FUJITSU for royalty income. As UMC completed all the performance obligations under the contract by the end of 2014, the royalty income was recognized in 2014.

(19)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2014			2015			2016
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$			NT$			NT$
	(In Thousands)			(In Thousands)			(In Thousands)
Employee benefit expenses
Salaries	$14,048,324	$5,687,654	$19,735,978	$14,756,493	$6,141,982	$20,898,475	$14,839,388	$6,781,877	$21,621,265
Labor and health insurance	794,333	318,830	1,113,163	820,037	340,102	1,160,139	802,913	351,873	1,154,786
Pension	873,437	281,677	1,155,114	943,297	319,414	1,262,711	965,494	347,871	1,313,365
Other Employee benefit expenses	212,883	76,131	289,014	229,491	101,950	331,441	231,270	90,402	321,672
Depreciation	36,427,088	2,307,181	38,734,269	41,022,028	2,381,481	43,403,509	46,805,589	2,790,138	49,595,727
Amortization	633,786	1,237,992	1,871,778	654,711	1,344,390	1,999,101	790,206	1,502,360	2,292,566

In consideration of the revision of the Company Act in May 2015, the stockholders’ meeting resolved the amendment of UMC’s Articles of Incorporation on June 7, 2016. According to the amendment of UMC’s Articles of Incorporation, the employees’ compensation and directors’ remuneration shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.1% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees’ and director’s compensation and report to the stockholders’ meeting for such distribution.

The distributions of employees’ compensation and remuneration to directors for 2015 have complied with the aforementioned amendment of the UMC’s articles.

The Company estimates the amounts of the employees’ compensation and remuneration to directors and recognizes them in the profit or loss during the periods when earned for the years ended December 31, 2015 and 2016. The Board of Directors estimated the amount by taking into consideration the amendment of the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period. The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.

The distributions of employees’ compensation and remuneration to directors for 2015 were reported to the stockholders’ meeting on June 7, 2016, while the distributions of employees’ compensation and remuneration to directors for 2016 were approved through the Board of Directors’ meeting on February 22, 2017. The details of distribution are as follows:

	2015	2016
	NT$ (In Thousands)	NT$ (In Thousands)
Employees’ compensation – Cash	$1,131,180	$930,551
Directors’ remuneration	12,086	9,714

The aforementioned 2015 employees’ compensation and remuneration to directors approved during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 16, 2016.

Information on the aforementioned employees’ compensation and remuneration to directors can be obtained from the “Market Observation Post System” on the website of the TWSE.

(20)	Net Other Operating Income and Expenses

	For the years ended December 31,
	2014	2015	2016
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Net rental loss from property	$(24,098)	$(84,492)	$(141,773)
Gain on disposal of property, plant and equipment	81,811	97,366	73,014
Impairment loss of property, plant and equipment	(596,678)	(1,021,010)	(455,076)
Others	—	44,402	260,710

Total	$(538,965)	$(963,734)	$(263,125)

(21)	Non-Operating Income and Expenses

a.	Other income

	For the years ended December 31,
	2014	2015	2016
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Interest income
Bank deposits	$471,153	$313,620	$260,582
Others	24,577	42,464	33,208
Dividend income	706,719	692,858	606,193

Total	$1,202,449	$1,048,942	$899,983

b.	Other gains and losses

	For the years ended December 31,
	2014	2015	2016
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Gain on valuation of financial assets and liabilities at fair value through profit or loss:
Designated financial assets at fair value through profit or loss	$34,816	$8,462	$—
Financial assets held for trading	44,310	—	60,821
Forward exchange contract	—	—	93,781
Embedded derivative financial liabilities	60,064	—	—
Loss on valuation of financial assets and liabilities at fair value through profit or loss:
Designated financial assets at fair value through profit or loss	—	—	(3,832)
Financial assets held for trading	—	(21,020)	—
Forward exchange contract	(84,962)	(81,895)	—
Impairment loss:
Investments accounted for under the equity method	—	—	(837,153)
Available-for-sale financial assets, noncurrent	(176,958)	(1,238,932)	(492,140)
Financial assets measured at cost, noncurrent	(127,559)	(6,559)	(293,205)
Gain on disposal of investments	2,445,259	2,517,137	2,097,818
Others	474,163	756,666	233,310

Total	$2,669,133	$1,933,859	$859,400

c.	Finance costs

	For the years ended December 31,
	2014	2015	2016
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Interest expenses
Bonds payable	$465,577	$290,132	$595,311
Bank loans	221,879	180,068	654,181
Others	(278)	110	91
Financial expenses	58,887	53,555	164,720

Total	$746,065	$523,865	$1,414,303

(22)	Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2014
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(2,607)	$—	$(2,607)	$521	$(2,086)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	4,290,260	(869)	4,289,391	40,380	4,329,771
Unrealized gain (loss) on available-for-sale financial assets	3,598,159	(1,945,996)	1,652,163	(187,652)	1,464,511
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	312,815	(727)	312,088	(34,992)	277,096

Total other comprehensive income (loss)	$8,198,627	$(1,947,592)	$6,251,035	$(181,743)	$6,069,292

	For the year ended December 31, 2015
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(40,200)	$—	$(40,200)	$6,809	$(33,391)
Share of remeasurements of defined benefit plans of associates and joint ventures	(1,831)	—	(1,831)	—	(1,831)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	2,784,800	—	2,784,800	(21,026)	2,763,774
Unrealized gain (loss) on available-for-sale financial assets	(2,843,916)	(916,291)	(3,760,207)	281,203	(3,479,004)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(277,004)	677	(276,327)	(37,850)	(314,177)

Total other comprehensive income (loss)	$(378,151)	$(915,614)	$(1,293,765)	$229,136	$(1,064,629)

	For the year ended December 31, 2016
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(75,893)	$—	$(75,893)	$12,899	$(62,994)
Share of remeasurements of defined benefit plans of associates and joint ventures	2,459	—	2,459	—	2,459
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(1,815,947)	—	(1,815,947)	(620)	(1,816,567)
Unrealized gain (loss) on available-for-sale financial assets	(287,866)	(1,681,770)	(1,969,636)	95,705	(1,873,931)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(331,615)	—	(331,615)	58,577	(273,038)

Total other comprehensive income (loss)	$(2,508,862)	$(1,681,770)	$(4,190,632)	$166,561	$(4,024,071)

(23)	Income Tax

a.	The major components of income tax expense for the years ended December 31, 2014, 2015 and 2016 were as follows:

i.	Income tax expense recorded in profit or loss

	For the years ended December 31,
	2014	2015	2016
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Current income tax expense (benefit):
Current income tax charge	$3,439,422	$2,081,552	$3,502,195
Adjustments in respect of current income tax of prior periods	(485,580)	(154,769)	(424,939)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(650,172)	(1,431,680)	(2,770,767)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	1,924,919	654,065	(54,519)
Adjustment of prior year’s deferred income tax	307,661	(1,690)	53,322
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(1,411,135)	(119,978)	247,232

Income tax expense recorded in profit or loss	$3,125,115	$1,027,500	$552,524

ii.	Income tax relating to components of other comprehensive income (loss)

Items that will not be reclassified:

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Remeasurements of defined benefit pension plans	$521	$6,809	$12,899

Items that may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Exchange differences on translation of foreign operations	$40,380	$(21,026)	$(620)
Unrealized loss (gain) on available-for-sale financial assets	(187,652)	281,203	95,705
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(34,992)	(37,850)	58,577

Income tax relating to items that may be reclassified subsequently to profit or loss	$(182,264)	$222,327	$153,662

iii. Deferred income tax charged directly to equity

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Temporary differences arising from the initial recognition of the equity component separately from the liability component	$83,185	$(322,001)	$—
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	(2,870)	1,040	1,608

Income tax charged directly to equity	$80,315	$(320,961)	$1,608

b.	A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Income before tax	$13,572,303	$13,668,598	$4,721,086

At UMC’s statutory income tax rate of 17%	2,307,291	2,323,662	802,584
Adjustments in respect of current income tax of prior periods	(485,580)	(154,769)	(424,939)
Net change in loss carry-forward and investment tax credits	212,862	705,857	1,327,716
Tax effect of deferred tax assets/liabilities	427,605	11,421	253,100
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(328,456)	(1,649,709)	(1,707,646)
Investment gain	(266,413)	(1,196,376)	(658,375)
Dividend income	(107,436)	(90,201)	(88,518)
Others	(181,598)	354,485	254,903
Basic tax	16,379	—	70,316
Estimated 10% income tax on unappropriated earnings	1,092,466	344,932	(299,338)
Effect of different tax rates applicable to UMC and its subsidiaries	(13,833)	(6,225)	(13,103)
Taxes withheld in other jurisdictions	382,912	16,629	753,752
Others	68,916	367,794	282,072

Income tax expense recorded in profit or loss	$3,125,115	$1,027,500	$552,524

c.	Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31,
	2015		2016
	Amount	Tax effect	Amount	Tax effect
	NT$		NT$
	(In Thousands)		(In Thousands)
Deferred income tax assets
Depreciation	$5,541,838	$881,603	$13,031,432	$2,147,042
Loss carry-forward	17,475	2,231	9,294	842
Pension	3,861,009	656,372	3,934,999	668,950
Allowance for sales returns and discounts	1,007,449	171,266	1,732,414	294,510
Allowance for inventory valuation losses	1,755,537	294,284	1,988,283	333,472
Investment loss	1,079,356	208,802	1,332,345	231,299
Unrealized profit on intercompany sales	414,431	70,453	5,037,080	856,304
Deferred revenue	—	—	2,363,471	401,790
Others	118,204	38,231	417,821	88,186

Total deferred income tax assets		2,323,242		5,022,395

Deferred income tax liabilities
Unrealized exchange gain	(1,960,967)	(333,364)	(2,327,786)	(395,723)
Depreciation	(1,036,606)	(155,491)	(1,742,959)	(277,365)
Investment gain	(10,246,059)	(1,195,474)	(8,618,970)	(1,095,682)
Convertible bond option	(1,695,120)	(288,170)	(1,369,594)	(232,831)
Amortizable assets	(2,742,811)	(411,422)	(2,623,852)	(393,578)
Others	(12,818)	(2,179)	(15,395)	(2,617)

Total deferred income tax liabilities		(2,386,100)		(2,397,796)

Net deferred income tax assets (liabilities)		$(62,858)		$2,624,599

d.	Movement of deferred tax

	For the years ended December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Balance at January 1	$(873,113)	$(62,858)
Amounts recognized in profit or loss during the period	899,283	2,524,732
Amounts recognized in other comprehensive income	229,136	166,561
Amounts recognized in equity	(320,961)	1,608
Exchange adjustments	2,797	(5,444)

Balance at December 31	$(62,858)	$2,624,599

e.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2016, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2014 and 2012, respectively, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2009. UMC has applied for a reexamination of the 2012 tax return with the competent tax collection authority as UMC disagreed with the decision made in the tax assessment notice.

f.	UMC was granted income tax exemption for several periods with respect to income derived from the expansion of operations. The income tax exemption will expire on December 31, 2020.

g.	The Company’s unused investment tax credits were as follows:

As of December 31, 2015

Expiration year	Investment tax credits earned	Balance of unused investment tax credits
	NT$	NT$
	(In Thousands)	(In Thousands)
2016	$5,596	$5,589

As of December 31, 2016: None.

h.	The unutilized accumulated losses for the Company were as follows:

As of December 31, 2015

Expiration year	Accumulated loss	Unutilized accumulated loss
	NT$	NT$
	(In Thousands)	(In Thousands)
2016	$21,616	$21,616
2017	15,844	15,844
2018	165,258	98,221
2019	600,180	600,180
2020	799,425	782,909
2021	1,184,838	1,184,838
2022	2,296,589	2,288,463
2023	4,843,921	4,843,921
2024	2,689,506	2,689,506
2025	2,826,695	2,826,695
2031	2,570	2,570
2032	7,864	6,260
2035	1,894	1,894
Unlimited duration	5,141	5,141

	$15,461,341	$15,368,058

As of December 31, 2016

Expiration year	Accumulated loss	Unutilized accumulated loss
	NT$	NT$
	(In Thousands)	(In Thousands)
2017	$15,844	$15,844
2018	165,258	98,221
2019	600,180	600,180
2020	862,586	835,559
2021	6,612,085	6,523,911
2022	2,286,358	2,278,232
2023	4,843,921	4,843,921
2024	2,254,348	2,254,348
2025	4,265,773	4,258,812
2026	2,137,596	2,137,596
2031	6,729	2,526
2032	7,730	5,953
2035	1,382	1,382
Unlimited duration	4,856	4,856

	$24,064,646	$23,861,341

i.	As of December 31, 2015 and 2016, deferred tax assets that have not been recognized as they may not be used to offset taxable profits amounted to NT$3,163 million and NT$5,375 million, respectively.

j.	Imputation credit information

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Balances of imputation credit amounts	$2,656,855	$3,850,306

The actual creditable ratio for 2015 and the expected creditable ratio for 2016 were 6.68% and 9.16%, respectively. Imputation credit ratio for individual stockholders residing in R.O.C. will be half of the original ratio according to the Article 66-6 of Income Tax Act.

k.	UMC’s earnings generated in and prior to the year ended December 31, 1997 have been fully appropriated.

l.	As of December 31, 2015 and 2016, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$12,793 million and NT$9,869 million, respectively.

(24)	Earnings Per Share

a.	Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year. The reciprocal stockholdings held by subsidiaries and associates are deducted from the computation of weighted-average number of shares outstanding.

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$11,108,940	$13,254,071	$8,621,147

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,333,913	12,336,388	12,098,826

Earnings per share-basic (NTD)	$0.90	$1.07	$0.71

b.	Earnings per share-diluted

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

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$11,108,940	$13,254,071	$8,621,147
Effect of dilution
Unsecured convertible bonds	189,336	172,592	282,325

Income attributable to stockholders of the parent	$11,298,276	$13,426,663	$8,903,472

Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,333,913	12,336,388	12,098,826
Effect of dilution
Employees’ compensation	135,940	143,726	99,122
Employee stock options	15,751	3,199	—
Unsecured convertible bonds	232,989	687,493	1,152,306

Weighted-average number of common stocks after dilution (thousand shares)	12,718,593	13,170,806	13,350,254

Diluted earnings per share (NTD)	$0.89	$1.02	$0.67

(25)	Deconsolidation of Subsidiaries

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

TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)

In order to integrate resources and reduce operating cost by improving operating performance and expanding economies of scale, TOPCELL’s Board of Directors (TOPCELL, one of the Company’s subsidiaries) resolved to offer a merger with MOTECH INDUSTRIES, INC. (MOTECH) on December 26, 2014. Six shares of TOPCELL were exchanged for one share of MOTECH. MOTECH was the surviving company. On June 1, 2015, the Company derecognized the related assets and liabilities.

a.	TOPCELL’s derecognized assets and liabilities mainly consisted of:

NT$
(In Thousands)
Assets
Cash and cash equivalents	$834,955
Notes and accounts receivable	855,927
Other receivables	60,638
Inventories	495,726
Prepayments	231,288
Property, plant and equipment	3,862,129
Others	106,714

6,447,377

Liabilities
Short-term loans	(3,488,700)
Notes and accounts payable	(409,244)
Other payables	(197,259)
Payables on equipment	(127,297)
Current portion of long-term liabilities	(810,878)
Other current liabilities	(10,107)
Long-term loans	(176,470)

(5,219,955)

Net carrying amount of the disposal group	$1,227,422

b.	Consideration received and gain recognized from the transaction:

NT$
(In Thousands)
Stock received — MOTECH	$1,495,023
Less: Net assets of the subsidiary deconsolidated	(1,227,422)
Add: Non-controlling interests	100,400
Less: Goodwill	(43,072)

Gain on disposal of the shares of subsidiary	$324,929

Gain on disposal of the shares of subsidiary for the year ended December 31, 2015 was recognized as other gains and losses in the consolidated statement of comprehensive income.

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary:

NT$
(In Thousands)
Cash received	$—
Net cash of subsidiary derecognized	(834,955)

Net cash outflow from deconsolidation	$(834,955)

7.	SIGNIFICANT RELATED PARTY TRANSACTIONS

a.	Significant intercompany transactions between consolidated entities were as follows:

For the year ended December 31, 2014

Entity	Counterparty	Transactions (Note 1)
		Account	Amount	Terms (Note 3)

			NT$
			(In Thousands)

UMC	UMC-USA	Sales	$56,095,440	Net 60 days

UMC	UMC-USA	Accounts receivable	7,191,171	—

UMC	UMC GROUP JAPAN	Sales	5,527,537	Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	1,205,059	—

For the year ended December 31, 2015

Entity	Counterparty	Transactions (Note 2)
		Account	Amount	Terms (Note 3)

			NT$
			(In Thousands)

UMC	UMC-USA	Sales	$62,952,979	Net 60 days

UMC	UMC-USA	Accounts receivable	7,615,622	—

UMC	UMC GROUP JAPAN	Sales	9,716,823	Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	2,299,403	—

WAVETEK	UMC	Sales	928,335	Net 30 days

WAVETEK	UMC	Accounts receivable	128,809	—

HEJIAN	UMC-USA	Sales	657,149	Net 60 days

HEJIAN	UMC-USA	Accounts receivable	108,932	—

HEJIAN	UMC GROUP JAPAN	Sales	151,935	Net 60 days

HEJIAN	UMC GROUP JAPAN	Accounts receivable	16,480	—

For the year ended December 31, 2016

Entity	Counterparty	Transactions (Note 2)
		Account	Amount	Terms (Note 3)

			NT$
			(In Thousands)

UMC	UMC-USA	Sales	69,676,143	Net 60 days

UMC	UMC-USA	Accounts receivable	9,122,728	—

UMC	UMC GROUP JAPAN	Sales	4,056,027	Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	681,621	—

UMC	USC	Sales	379,332 (Note 4)	Net 30 days

UMC	USC	Accounts receivable	3,091,249	—

UMC	WAVETEK	Sales	148,266	Month-end 30 days

UMC	WAVETEK	Accounts receivable	337	—

HEJIAN	UMC-USA	Sales	429,216	Net 60 days

HEJIAN	UMC-USA	Accounts receivable	99,626	—

HEJIAN	UMC GROUP JAPAN	Sales	161,809	Net 60 days

HEJIAN	UMC GROUP JAPAN	Accounts receivable	30,294	—

Note 1:	All the significant intercompany transactions listed above are downstream transactions.

Note 2:	The significant intercompany transactions listed above include downstream and upstream transactions.

Note 3:	The sales price to the above related parties was determined through mutual agreement in reference to market conditions.

Note 4:	UMC authorized technology licenses to its subsidiary, USC, in the amount of USD$0.15 billion which was recognized as deferred revenue. Since it was a downstream transaction, the deferred revenue would be realized over time.

b.	Significant transactions between the Company and other related parties were as follows:

(i)	Operating revenues

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Associates	$120	$1,132,831	$1,961,451
Joint ventures	46,230	14,224	13,122
Other related parties	117,674	7,228	2,305

Total	$164,024	$1,154,283	$1,976,878

(ii)	Accounts receivable, net

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Associates	$215,402	$138,869
Joint ventures	1,161	1,012
Other related parties	1,834	86

Total	218,397	139,967
Less: Allowance for sales returns and discounts	(4,937)	(3,057)

Net	$213,460	$136,910

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 30~60 days, while the collection periods for overseas sales was net 60 days.

(iii)	Significant asset transactions

Acquisition of intangible assets

	For the years ended December 31,
	Purchase price
	2014	2015	2016
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Associates	$—	$129,327	$254,611

Disposal of available-for-sale financial assets, noncurrent

	Trading Volume (In thousands of shares)	Transaction underlying	For the year ended December 31, 2015
			Disposal amount	Disposal gain
			NT$	NT$
			(In Thousands)	(In Thousands)
Associates	336	DRAMEXCHANGE TECH. INC.	$5,400	$2,346

For the years ended December 31, 2014 and 2016: None.

c.	Key management personnel compensation

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Short-term employee benefits	$212,111	$292,282	$267,501
Post-employment benefits	2,789	2,953	2,773
Termination benefits	1,029	1,582	939
Share-based payment	12,256	5,772	10
Others	467	1,039	422

Total	$228,652	$303,628	$271,645

8.	ASSETS PLEDGED AS COLLATERAL

	As of December 31,
	2015	2016	Party to which asset(s) was pledged	Purpose of pledge
	NT$	NT$
	(In Thousands)	(In Thousands)
Refundable Deposits (Time deposit)	$815,159	$815,195	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	207,510	251,231	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	49,785	37,084	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	870	870	National Pingtung University of Science and Technology	Guarantee for engineering project
Refundable Deposits (Time deposit)	286	286	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Refundable Deposits (Time deposit)	357	—	National Pei-men Senior High School	Guarantee for engineering project
Buildings	145,493	138,063	Taiwan Cooperative Bank	Collateral for long-term loans
Machinery and equipment	414,275	234,499	Taiwan Cooperative Bank and Mega International Commercial Bank	Collateral for long-term loans

Total	$1,633,735	$1,477,228

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of December 31, 2016, amounts available under unused letters of credit for importing machinery and equipment was NT$3.3 billion.

(2)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$15.2 billion. As of December 31, 2016, the portion of royalties and development fees not yet recognized was NT$1.3 billion.

(3)	The Company entered into several construction contracts for the expansion of its factory premise. As of December 31, 2016, these construction contracts amounted to approximately NT$9.2 billion and the portion of the contracts not yet recognized was approximately NT$1.8 billion.

(4)	The Company entered into several operating lease contracts for land and office. These renewable operating leases will expire in various years through 2036. Future minimum lease payments under those leases are as follows:

Year	As of December 31, 2016
NT$
(In Thousands)
2017	$373,373
2018	302,647
2019	298,265
2020	273,545
2021	263,192
2022 and thereafter	2,747,445

Total	$4,258,467

(5)	The Board of Directors of UMC resolved to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. Based on the agreement, UMC will submit an investment application with R.O.C. government authorities for approval to invest in the company established by Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP. The Company anticipates that its investment could reach approximately US$1.4 billion in the next five years, with instalment funding starting in 2015. On December 31, 2014, UMC obtained R.O.C. government authority’s approval of the investment application for US$0.7 billion (including indirect investment). In January 2015, the Company obtained the control over UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. by acquiring more than half of the seats of the Board of Directors. As of December 31, 2016, the Company has invested RMB 1.8 billion. Furthermore, according to the agreement, UMC recognized a financial liability in other noncurrent liabilities, for the repurchase of other investors’ investments in the company at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by other investors.

10.	SIGNIFICANT SUBSEQUENT EVENTS

None.

11.	FINANCIAL RISK AND FAIR VALUE DISCLOSURES

(1)	Categories of financial instruments

	As of December 31,
Financial Assets	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Non-derivative financial instruments
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$295,708	$263,201
Financial assets held for trading	450,135	665,160

Subtotal	745,843	928,361

Available-for-sale financial assets	23,800,686	20,415,541

Financial assets measured at cost	3,888,309	2,760,615

Loans and receivables
Cash and cash equivalents (excludes cash on hand)	53,286,490	57,575,264
Receivables	19,964,707	23,965,052
Refundable deposits	2,638,788	2,203,658
Other financial assets, current	1,066,447	323,769

Subtotal	76,956,432	84,067,743

Derivative financial instruments
Financial assets at fair value through profit or loss
Forward exchange contracts	1,008	543

Total	$105,392,278	$108,172,803

	As of December 31,
Financial Liabilities	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Non-derivative financial instruments
Financial liabilities measured at amortized cost
Short-term loans	$5,505,049	$20,550,801
Payables	33,242,615	34,401,266
Capacity deposit (current portion included)	358,887	209,250
Bonds payable (current portion included)	41,636,670	41,980,931
Long-term loans (current portion included)	12,489,458	29,248,690
Other financial liabilities-noncurrent	6,056,742	20,311,688

Subtotal	99,289,421	146,702,626

Derivative financial instruments
Financial liabilities at fair value through profit or loss
Forward exchange contracts	999	60,855

Total	$99,290,420	$146,763,481

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

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2014, 2015 and 2016 increases/decreases by NT$189 million, NT$186 million and decreases/increases by NT$33 million, respectively. When RMB strengthens/ weakens against USD by 10%, the profit for the years ended December 31, 2014, 2015 and 2016 increases/decreases by nil, nil and RMB$777 million, respectively.

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

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2014, 2015 and 2016 to decrease/increase by NT$18 million, NT$18 million and NT$50 million, respectively.

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

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the years ended December 31, 2014, 2015 and 2016 by NT$12 million, NT$13 million and NT$31 million, respectively. A change of 5% in the price of the aforementioned available-for-sale financial instrument could increase/decrease the Company’s other comprehensive income for the years ended December 31, 2014, 2015 and 2016 by NT$1,217 million, NT$1,150 million and NT$976 million, respectively.

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

As of December 31, 2015 and 2016, accounts receivables from the top ten customers represent 58% and 63% of the total accounts receivables of the Company, respectively.

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

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2015
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$5,539,169	$—	$—	$—	$5,539,169
Payables	32,882,728	—	—	107,975	32,990,703
Capacity deposits	167,586	191,301	—	—	358,887
Bonds payable	622,936	15,510,038	23,444,199	5,218,410	44,795,583
Long-term loans	6,782,180	4,206,040	1,829,407	62,208	12,879,835
Other financial liabilities -noncurrent	—	—	—	6,778,450	6,778,450

Total	$45,994,599	$19,907,379	$25,273,606	$12,167,043	$103,342,627

Derivative financial liabilities
Forward exchange contracts
Net settlement	$(999)	$—	$—	$—	$(999)

	As of December 31, 2016
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$20,916,531	$—	$—	$—	$20,916,531
Payables	33,996,623	—	—	109,075	34,105,698
Capacity deposits	209,250	—	—	—	209,250
Bonds payable	8,062,161	10,339,221	22,870,813	3,144,137	44,416,332
Long-term loans	4,000,076	7,507,908	9,899,242	12,575,318	33,982,544
Other financial liabilities -noncurrent	—	—	—	22,561,882	22,561,882

Total	$67,184,641	$17,847,129	$32,770,055	$38,390,412	$156,192,237

Derivative financial liabilities
Forward exchange contracts
Net settlement	$(60,855)	$—	$—	$—	$(60,855)

(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of December 31, 2015

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 44 million	December 3, 2015~January 28, 2016

As of December 31, 2016

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 285 million	December 1, 2016~February 16, 2017

(7)	Fair value measurement

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

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$450,135	$214,783	$—	$664,918
Financial assets at fair value through profit or loss, noncurrent	—	81,933	—	81,933
Available-for-sale financial assets, noncurrent	14,571,610	142,231	9,086,845	23,800,686
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	999	—	999

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$665,160	$49,009	$—	$714,169
Financial assets at fair value through profit or loss, noncurrent	171,700	43,035	—	214,735
Available-for-sale financial assets, noncurrent	10,517,662	64,242	9,833,637	20,415,541
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	60,855	—	60,855

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

During the years ended December 31, 2015 and 2016, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2015	$5,236,004	$—	$781,148	$6,017,152
Recognized in profit (loss)	(135,241)	—	—	(135,241)
Recognized in other comprehensive income (loss)	(147,552)	(1,681)	24,777	(124,456)
Acquisition	3,083,316	464,105	636,300	4,183,721
Disposal	(48,762)	—	(300,000)	(348,762)
Transfer to Level 3	14,854	307,230	—	322,084
Transfer out of Level 3	(878,338)	—	—	(878,338)
Exchange effect	13,899	12,755	24,031	50,685

As of December 31, 2015	$7,138,180	$782,409	$1,166,256	$9,086,845

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2016	$7,138,180	$782,409	$1,166,256	$9,086,845
Recognized in profit (loss)	(157,547)	(13,152)	(160,081)	(330,780)
Recognized in other comprehensive income (loss)	517,475	22,651	(5,691)	534,435
Acquisition	20,702	180,022	121,453	322,177
Disposal	(34,732)	(20,945)	—	(55,677)
Transfer to Level 3	211,217	—	95,030	306,247
Exchange effect	(7,543)	(8,689)	(13,378)	(29,610)

As of December 31, 2016	$7,687,752	$942,296	$1,203,589	$9,833,637

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

The total losses of NT$119 million, NT$134 million and NT$331 million for the years ended December 31, 2014, 2015 and 2016, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those available-for-sale assets without quoted market prices held at the end of the reporting period.

b.	Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payables is estimated by the market price or estimated using valuation model. The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and capacity deposits approximate their carrying amount due to their maturities within one year.

As of December 31, 2015

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Bonds payables	$42,325,673	$25,134,763	$17,190,910	$—	$41,636,670
Long-term loans (current portion included)	12,489,458	—	12,489,458	—	12,489,458

As of December 31, 2016

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Bonds payables (current portion included)	$42,835,431	$25,182,667	$17,652,764	$—	$41,980,931
Long-term loans (current portion included)	29,248,690	—	29,248,690	—	29,248,690

12.	OPERATING SEGMENT INFORMATION

(1)	The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company is organized into business units based on its products and services. As of December 31, 2016, the Company had the following segments: wafer fabrication and new business. There were no material differences between the accounting policies described in Note 4 and those applied by the operating segments. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the years ended December 31, 2014, 2015 and 2016 were as follows:

	For the year ended December 31, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Net revenue from external customers	$129,953,847	$10,058,229	$140,012,076	$—	$140,012,076
Net revenue from sales among intersegments	2	3,779	3,781	(3,781)	—
Segment net income (loss), net of tax	12,310,921	(2,354,155)	9,956,766	490,422	10,447,188
Capital expenditure	42,805,809	431,198	43,237,007	—	43,237,007
Depreciation	36,632,334	2,153,242	38,785,576	—	38,785,576
Share of profit or loss of associates and joint ventures	(1,392,452)	(84,850)	(1,477,302)	1,514,481	37,179
Income tax expense	2,031,006	2,701	2,033,707	1,091,408	3,125,115
Impairment loss	303,220	597,975	901,195	—	901,195

	For the year ended December 31, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Net revenue from external customers	$141,705,196	$3,125,225	$144,830,421	$—	$144,830,421
Net revenue from sales among intersegments	—	15,725	15,725	(15,725)	—
Segment net income (loss), net of tax	13,569,672	(1,731,181)	11,838,491	802,607	12,641,098
Capital expenditure	60,386,300	117,849	60,504,149	—	60,504,149
Depreciation	42,833,022	639,986	43,473,008	—	43,473,008
Share of profit or loss of associates and joint ventures	(869,190)	(58,513)	(927,703)	932,397	4,694
Income tax expense (benefit)	880,170	(3,676)	876,494	151,006	1,027,500
Impairment loss	1,465,036	801,465	2,266,501	—	2,266,501

	For the year ended December 31, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Net revenue from external customers	$147,444,265	$425,859	$147,870,124	$—	$147,870,124
Net revenue from sales among intersegments	—	6,547	6,547	(6,547)	—
Segment net income (loss), net of tax	4,218,948	(1,661,885)	2,557,063	1,611,499	4,168,562
Capital expenditure	91,542,436	18,203	91,560,639	—	91,560,639
Depreciation	49,288,201	402,834	49,691,035	—	49,691,035
Share of profit or loss of associates and joint ventures	(1,285,380)	(210,746)	(1,496,126)	1,180,460	(315,666)
Income tax expense (benefit)	992,580	(9,017)	983,563	(431,039)	552,524
Impairment loss	1,296,529	781,045	2,077,574	—	2,077,574

	As of December 31, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Segment assets	$335,087,629	$5,484,681	$340,572,310	$(5,218,017)	$335,354,293

Segment liabilities	$106,609,990	$1,942,746	$108,552,736	$1,948,910	$110,501,646

	As of December 31, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Segment assets	$384,870,981	$3,213,397	$388,084,378	$(3,857,663)	$384,226,715

Segment liabilities	$166,110,998	$1,857,130	$167,968,128	$1,312,213	$169,280,341

Note: The adjustments primarily consisted of intragroup elimination entries and GAAP difference adjustments.

(2)	Geographic information

a.	Revenue from external customers

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Taiwan	$47,843,603	$46,015,882	$46,493,583
Singapore	17,500,236	18,316,785	26,753,960
China (includes Hong Kong)	14,982,545	11,722,585	13,732,391
Japan	7,599,531	10,141,883	4,501,057
USA	12,402,440	12,794,864	13,713,202
Europe	27,443,850	33,882,327	29,253,755
Others	12,239,871	11,956,095	13,422,176

Total	$140,012,076	$144,830,421	$147,870,124

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

b.	Non-current assets

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Taiwan	$152,936,469	$141,692,141
Singapore	24,372,975	22,891,986
China (includes Hong Kong)	19,956,012	69,461,494
USA	21,530	22,734
Europe	178,625	165,794
Others	168	113

Total	$197,465,779	$234,234,262

Non-current assets include property, plant and equipment, intangible assets, prepayment for equipment and other noncurrent assets.

(3)	Major customers

Individual customers accounting for at least 10% of net sales for the years ended December 31, 2014, 2015 and 2016 were as follows:

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Customer A from wafer fabrication segment	$16,911,071	$20,761,648	$20,816,001

13.	CAPITAL MANAGEMENT

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

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of December 31, 2015 and 2016 were as follows:

	As of December 31,
	2015	2016
	NT$	NT$
	(In Thousands)	(In Thousands)
Total liabilities	$110,501,646	$169,280,341
Less: Cash and cash equivalents	(53,290,433)	(57,578,981)

Net debt	57,211,213	111,701,360
Total equity	224,852,647	214,946,374

Total capital	$282,063,860	$326,647,734

Debt to capital ratios	20.28%	34.20%