Form 20-F
period 2017-12-31
UNITED MICROELECTRONICS CORP
filed 2018-04-26
CIK 1033767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-15128

United Microelectronics Corporation

(Exact name of Registrant as specified in its charter)

N/A

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, as evidenced by American Depositary Receipts, each representing 5 Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

12,624,318,715 Common Shares of Registrant issued as of December 31, 2017 (including 400,000,000 treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐                Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

    Yes  ☐    No  ☐

UNITED MICROELECTRONICS CORPORATION

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2017

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

GLOSSARY

ASIC	Application Specific Integrated Circuit. A custom-designed integrated circuit that performs specific functions which would otherwise require a number of off-the-shelf integrated circuits to perform.

BCD	Bipolar- Complementary Metal Oxide Semiconductor (“CMOS”)- Double Diffused Metal Oxide Semiconductor (“DMOS”). An integrated circuit and is one of the most important components for power management integration circuits.

BSI-CSI	Back-Side Illuminated CMOS Image Sensor, which is recently used for mobile product image sensor with better performance and thinner chip.

Cell	Semiconductor structure in an electrical state which can store a bit of information, mainly used as the building block of memory array.

Die	A piece of a semiconductor wafer containing the circuitry of an unpackaged single chip.

DRAM	Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity hundreds of times per second or else it will fade away.

eFlash	Embedded Flash Nonvolatile Memory. Used for most SoC (“System-on-Chip”) applications and has faster speed and enhanced security.

eHV	Embedded High Voltage Device. Used for Liquid Crystal Display (“LCD”) driver circuit to drive LCD devices.

EUV Lithography	Extreme Ultraviolet Lithography.

FinFET	Fin Field-Effect Transistor.

FPGA	Field Programmable Gate Array. A programmable integrated circuit.

Integrated Circuit	Entire electronic circuit built on a single piece of solid substrate and enclosed in a small package. The package is equipped with leads needed to electrically integrate the integrated circuit with a larger electronic system. Monolithic and hybrid integrated circuits are distinguished by the type of substrate used.

Interconnect	The conductive path made from copper or aluminum that is required to achieve connection from one circuit element to the other circuit elements within a circuit.

Mask or Photomask	A piece of glass on which an integrated circuit circuitry design is laid out.

MCU	Microcontroller unit, a small computer on a single integrated circuit, containing one or more central processing units along with memory and programmable input/output peripherals.

Memory	A group of integrated circuits that a computer uses to store data and programs, such as ROM, RAM, DRAM and SRAM.

Micron	A unit of spatial measurement that is one-millionth of a meter.

Nanometer	A unit of spatial measurement that is one-billionth of a meter.

PC	Personal computer.

RAM	Random Access Memory. A type of volatile memory forming the main memory of a computer where applications and files are run.

ROM	Read-Only Memory. Memory that is programmed by the manufacturer and cannot be changed. Typically, ROM is used to provide start-up data when a computer is first turned on.

Scanner	A photolithography tool used in the production of semiconductor devices. This camera-like step-and-scan tool projects the image of a circuit from a master image onto a photosensitized silicon wafer.

Semiconductor	A material with electrical conducting properties in between those of metals and insulators. Essentially, semiconductors transmit electricity only under certain circumstances, such as when given a positive or negative electric charge. Therefore, a semiconductor’s ability to conduct can be turned on or off by manipulating those charges and this allows the semiconductor to act as an electric switch. The most common semiconductor material is silicon, used as the base of most semiconductor chips today because it is relatively inexpensive and easy to create.

SoC	System-on-Chip. A chip that incorporates functions currently performed by several chips on a cost effective basis.

SOI	Silicon-On-Insulator. Silicon wafer consisting of a thin layer of oxide, on top of which semiconductor devices are built.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Transistor	Tri-terminal semiconductor device in which input signal (voltage or current depending on the type of transistor) controls output current. An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products which lose their data content when the power supply is switched off.

Wafer	Thin, round, flat piece of silicon that is the base of most integrated circuits.

8-inch wafer equivalents	Standard unit describing the equivalent amount of 8-inch wafers produced after conversion, used to quantify levels of wafer production for purposes of comparison. Figures of 8-inch wafer equivalents are derived by converting the number of wafers of all dimensions (e.g., 6-inch, 8-inch and 12-inch) into their equivalent figures for 8-inch wafers. 100 6-inch wafers are equivalent to 56.25 8-inch wafers. 100 12-inch wafers are equivalent to 225 8-inch wafers.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated balance sheets data as of December 31, 2016 and 2017 and the selected consolidated statements of comprehensive income data for the years ended December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements included elsewhere in this annual report. In accordance with the requirements of the Taiwan Financial Supervisory Commission, or FSC, beginning on January 1, 2013, we have adopted Taiwan-IFRSs, which is translated and published by Accounting Research and Development Foundation, or ARDF, referred to as “TIFRSs” for reporting our annual and interim consolidated financial statements in the R.O.C. At the same time, we have adopted IFRSs as issued by the IASB for our annual reports on Form 20-F with the U.S. SEC beginning with the year ended December 31, 2013. However, since January 1, 2013, we only prepare our interim unaudited quarterly financial statements under TIFRSs, which are furnished to the SEC on Form 6-K. The selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 and the selected consolidated statements of comprehensive income data for the years ended December 31, 2013 and 2014 are derived from our audited consolidated financial statements not included in this annual report.

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

	Years Ended December 31,
	2013	2014	2015	2016	2017
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data
Net operating revenues	123,812	140,012	144,830	147,870	149,285	5,037
Operating costs	(100,249)	(108,159)	(113,061)	(117,491)	(122,227)	(4,124)

Gross profit	23,563	31,853	31,769	30,379	27,058	913
Operating expenses	(19,406)	(21,238)	(19,969)	(23,922)	(22,143)	(747)
Net other operating income and expenses	(125)	(539)	(964)	(263)	1,653	56

Operating income	4,032	10,076	10,836	6,194	6,568	222
Non-operating income and expenses	10,309	3,496	2,833	(1,473)	1,104	37

Income from continuing operations before income tax	14,341	13,572	13,669	4,721	7,672	259
Income tax expense	(2,257)	(3,125)	(1,028)	(553)	(993)	(34)

Net income	12,084	10,447	12,641	4,168	6,679	225
Total other comprehensive income (loss), net of tax	198	6,069	(1,065)	(4,024)	(4,815)	(162)

Total comprehensive income	12,282	16,516	11,576	144	1,864	63

	Years Ended December 31,
	2013	2014	2015	2016	2017
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Net income attributable to:
Stockholders of the parent	12,609	11,109	13,254	8,621	9,676	326
Non-controlling interests	(525)	(662)	(613)	(4,453)	(2,997)	(101)
Total comprehensive income attributable to:
Stockholders of the parent	12,796	17,035	12,251	4,629	4,973	168
Non-controlling interests	(514)	(519)	(675)	(4,485)	(3,109)	(105)
Earnings per share: (1)
Basic	1.02	0.90	1.07	0.71	0.81	0.03
Diluted (2)	0.96	0.89	1.02	0.67	0.75	0.03
Common shares used in earnings per share calculation:
Basic	12,346	12,334	12,336	12,099	11,995	11,995
Diluted (2)	13,150	12,719	13,171	13,350	13,273	13,273
Earnings per ADS equivalent:
Basic	5.11	4.50	5.37	3.56	4.03	0.14
Diluted (2)	4.82	4.44	5.10	3.33	3.75	0.13

	As of December 31,
	2013	2014	2015	2016	2017
	NT$	NT$	NT$	NT$	NT$	US$
Consolidated Balance Sheets Data
Total assets	293,914	310,648	335,354	384,227	391,132	13,196
Total liabilities	84,270	90,309	110,502	169,281	181,511	6,124
Stockholders’ equity	209,644	220,339	224,852	214,946	209,621	7,072
Capital stock (3)	126,946	127,303	127,581	126,243	126,243	4,259
Dividends declared per share (4)	0.40	0.50	0.55	0.55	0.50	0.02

	Years Ended December 31,
	2013	2014	2015	2016	2017
	NT$	NT$	NT$	NT$	NT$	US$
Segment Data (5)
Net operating revenues
Wafer fabrication	116,914	129,954	141,705	147,444	148,940	5,025
New business	6,898	10,058	3,125	426	345	12
Net income (loss) (6)
Wafer fabrication	12,675	12,311	13,570	4,219	6,729	227
New business	(2,244)	(2,354)	(1,731)	(1,662)	(666)	(22)

(1)	Earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the year.
(2)	Diluted securities include convertible bonds, employee stock options and employees’ compensation, if any.
(3)	Changes to the number of the capital common shares are primarily caused by the share-based payment transactions and the cancellation of treasury stocks, if any.
(4)	Dividends declared per share are in connection with earnings and accumulated additional paid-in capital and would be adjusted for the outstanding common shares changed due to employee stock options exercised, treasury stock repurchased, cancelled and transferred to employees, if any.
(5)	Since 2016, certain of our previous new business operation was reclassified as part of wafer fabrication operation resulting in retrospective reclassification of segmentation data.
(6)	There are adjustments for intragroup elimination and GAAP differences between segment data and consolidated data.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$29.64 to US$1.00, which was the foreign exchange rate on December 29, 2017 as released by the Board of Governors of the Federal Reserve System. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00. On April 20, 2017, the noon buying rate was NT$29.48 to US$1.00.

	Average (1)	High	Low	At Period- End
2013	29.73	30.20	29.93	29.83
2014	30.38	31.80	29.85	31.60
2015	31.80	33.17	30.37	32.79
2016	32.22	33.74	31.05	32.40
2017	30.27	32.37	29.64	29.64
October	30.25	30.44	30.12	30.12
November	30.08	30.21	29.97	29.98
December	29.95	30.05	29.64	29.64
2017 (through April 20)	29.27	29.61	29.03	29.48
January	29.40	29.61	29.05	29.16
February	29.25	29.42	29.03	29.32
March	29.20	29.35	29.10	29.10
April (through April 20)	29.28	29.48	29.14	29.48

Source: Federal Reserve Statistical Release, the Board of Governors of the Federal Reserve System.

(1)	Determined by averaging the rates on the last business day of each month during the relevant period for annual periods, and by averaging the rates on each business day for monthly periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation and Globalfoundries Inc., as well as the foundry operation services of some integrated device manufacturers, such as IBM, Intel, Samsung Electronics, or Samsung, and Toshiba Corporation, or Toshiba. Integrated device manufacturers principally manufacture and sell their own proprietary semiconductor products, but may also offer foundry services. Other competitors such as DongbuAnam Semiconductor, Grace Semiconductor Manufacturing Corp., X-FAB Semiconductors Foundries AG and Silterra Malaysia Sdn. Bhd. have initiated efforts to expand and develop substantial additional foundry capacity. New entrants and consolidations in the foundry business are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. Some of our competitors have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

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

We have been largely dependent on a small number of customers for a substantial portion of our business. In 2017, our top ten customers accounted for 54.8% of our net operating revenues. We expect that we will continue to depend upon a relatively limited number of customers for a significant portion of our net operating revenues. We cannot assure you that our net operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to any of these customers could significantly reduce our net operating revenues.

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

More than half of our net operating revenues are denominated in currencies other than New Taiwan dollars, primarily in U.S. dollars. On the other hand, more than half of our costs of direct labor, raw materials and overhead are incurred in New Taiwan dollars. Although historically we hedged a portion of the resulting net foreign exchange position through the use of foreign exchange spot transactions, or currency forward contracts, we are still affected by fluctuations in foreign exchange rates among the U.S. dollar, the New Taiwan dollar and other currencies. Any significant fluctuation in exchange rates may impact on our financial condition and the U.S. dollar value of the ADSs and the U.S. dollar value of any cash dividends we distributed, which could have a corresponding effect on the market price of the ADSs.

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

We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of their products. For example, in 2015, 2016 and 2017, we purchased a majority of our silicon wafers from four makers, Shin-Etsu Handotai Corporation, or Shin-Etsu, GlobalWafers, Siltronic and Sumco Group (including Sumco Corporation and Formosa Sumco Technology Corporation). We may have long-term contracts with most of our suppliers if necessary. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.

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

A substantial portion of our net operating revenues is derived from sales to customers located in countries other than the countries where our fabs are located. In 2015, 2016 and 2017, we operated fabs in Taiwan, Singapore and China. For the years ended December 31, 2015, 2016 and 2017, we generated approximately 47.5%, 41.2% and 33.9% of our net operating revenues, respectively, from countries other than those where our fabs are located. We expect sales to customers from countries outside of Taiwan, Singapore and China will continue to represent a significant portion of our net operating revenues. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tax laws, import duties and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

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

Our business depends on the support of the R.O.C. government, and a decrease in this support may decrease our net income.

We, like many R.O.C. technology companies, have benefited from substantial tax incentives provided by the R.O.C. government. Among the incentives broadly enjoyed by R.O.C. technology companies, various tax benefits granted under Chapter 2 and Article 70-1 of the Statute for Upgrading Industries expired on December 31, 2009. Despite the fact that we can still enjoy the tax holidays for the relevant investment plans approved by the R.O.C. tax authority until 2020 under the grandfather clause of the Statute for Upgrading Industries, if more incentives are curtailed or eliminated, our net income may decrease significantly.

Our future tax obligations may adversely affect our net income.

We operate in various jurisdictions, which involve different tax regimes and application of tax regulations. Applicable taxes for which we make provisions could increase significantly as a result of changes in applicable tax laws in the countries where we operate. On February 7, 2018, the amendments to the Income Tax Act of the R.O.C. were promulgated with retrospective effect from January 1, 2018. According to the amendments, the corporate income tax rate is raised from 17% to 20%, and 10% undistributed earnings tax is lowered to 5%. The change of corporate income tax rate could increase our future tax obligation and have an adverse effect on our net income.

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

Non-R.O.C. persons wishing to withdraw common shares represented by their ADSs from our ADS program and hold our common shares represented by those ADSs are required to, among other things, appoint a local agent or representative with qualifications set forth by the applicable R.O.C. laws and regulations to open a securities trading account with a local brokerage firm, pay R.O.C. taxes, remit funds and exercise stockholders’ rights. In addition, the withdrawing holders are also required to appoint a custodian bank or a securities firm with qualifications set forth by the R.O.C. FSC to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information, in which the securities firm is appointed as the custodian, the payments shall be held in safekeeping in a special account opened in a bank approved by the R.O.C. FSC. Without making this appointment and opening of the accounts, the withdrawing holders would not be able to subsequently sell our common shares withdrawn from a depositary receipt facility on the Taiwan Stock Exchange. Under R.O.C. law and regulations, except under limited circumstances, PRC persons are not permitted to withdraw the common shares underlying the ADSs or to register as a stockholder of our company. Under the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors promulgated by the R.O.C. Executive Yuan on April 30, 2009, as amended, only qualified domestic institutional investors, or QDIIs and limited entities or individuals, are permitted to withdraw the common shares underlying the ADSs, subject to compliance with the withdrawal relevant requirements, and only QDIIs, and limited entities or individuals who meet the qualification requirements set forth therein are permitted to own common shares of an R.O.C. company listed for trading on the Taiwan Stock Exchange or the Taipei Exchange, provided that among other restrictions generally applicable to investments made by PRC persons, their shareholdings are subject to certain restrictions as set forth in the abovementioned regulations and that such mainland area investors shall apply for a separate approval if their investment, individually or in aggregate, amounts to or exceeds 10 percent of the common shares of any R.O.C. listed company.

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

We do not believe that we were a passive foreign investment company, or PFIC, for 2017 and we do not expect to become one in the future, although there can be no assurance in this regard. Characterization as a PFIC could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.

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

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication devices, consumer electronics, computer, and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. Percentages of our gross wafer sales derived from our products used in communication devices, consumer electronics, computer and other applications were 48.6%, 29.4%, 13.1% and 8.9%, respectively, in 2017.

We focus on the development of leading mass-producible manufacturing process technologies. We were among the first in the foundry industry to go into commercial operation with such advanced capabilities as producing integrated circuits with line widths of 0.25, 0.18, 0.15, 0.13 micron and 90, 65/55, 45/40, 28, 14 nanometer and beyond. Advanced technologies have enabled electronic products, especially in relation to communication, consumer and computer products, to integrate their functions in new and innovative methods. Networking capabilities have allowed electronic products such as computers, tablets, cell phones, televisions, set-top boxes and wearable devices to communicate with each other to exchange information. More powerful semiconductors are required to drive multimedia functions (e.g., processing visual data) and to resolve network bandwidth issues. At the same time, the trend towards portable personal electronic devices has resulted in products that are becoming physically smaller and consume less power. Process technology must also shrink the volumes of products aggressively to cater to this trend of integrating multiple functions, reducing the size of components needed for operation and lowering IC power consumption. Dedicated semiconductor foundries need to achieve this process improvement and at the same time develop multiple process technologies to satisfy the varying needs of communication, consumer and computer products. We believe our superior process technologies will enable us to continue to offer our customers significant performance benefits for their products, faster time-to-market production, cost savings and other competitive advantages.

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

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel Mobile, plus leading fabless design companies, such as Broadcom, MediaTek, Realtek, Qualcomm and Novatek. In 2017, our company’s top ten customers accounted for 54.8% of our net operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

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

On October 9, 2014, our board of directors approved an agreement with the Xiamen Municipal People’s Government and Fujian Electronics & Information Group to found a new company named United Semiconductor (Xiamen) Co., Ltd., or USC, based in Xiamen, Fujian Province, China that will focus on 12-inch wafer foundry services. We anticipate that we may invest up to US$1.35 billion in USC over the next five years, with our investment starting in 2015 that will be deployed in installments based on the progress of this company. USC will manufacture 12-inch wafers and initially offer 40 nanometer and 55 nanometer process technologies. Our participation in USC has complied and will continue to comply with R.O.C. rules and regulations and will continue to be subject to the review and approval by the relevant R.O.C. authorities. We have obtained the initial investment approval from the R.O.C. government on December 31, 2014 with US$300 million invested by Hejian and US$450 million by UMC. The initial groundbreaking event of USC took place in March 2015 and the grand opening ceremony took place in November 2016. We have further obtained investment approval from the R.O.C. government in November 2017 in connection with NT$600 million for capital injection into USC. USC had successfully realized commercial mass production by the end of 2016 and it has carried out production on both 40nm and 28nm technology nodes in 2017. USC has continued to increase its capacity to fulfill requirements from worldwide customers, including those from domestic fabless companies in China. We expect to continue to expand our worldwide foundry presence by tapping into the high growth semiconductor market in China, and to increase our exposure to the semiconductor supply chain in China while mitigating geographical risks, which allows us to be closer to our customers in China, which, in turn, enables us to provide better services, increases our manufacturing scale and stimulates revenue growth.

On December 24, 2014, we transferred our 6-inch fabrication plant, or Fab 6A, including machinery equipment and building facilities to our subsidiary, Wavetek Microelectronics Corporation, or Wavetek, in order to further satisfy customer needs in the fast growing GaAs market and to improve the 6-inch fabrication operational efficiency among our group by fully utilizing the existing assets and resources. In April 2015, Wavetek had successfully entered into the silicon-based CMOS foundry business after it had fully acquired our 6-inch Fab 6A fixed assets and production lines. As of March 31, 2018, our shareholdings in Wavetek was approximately 78.47%, making us its largest shareholder.

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

Subsequent to December 31, 2017, we acquired the remaining equity interest in Best Elite International Limited, a British Virgin Islands corporation, or Best Elite. As of March 31, 2018, our cumulative ownership in Best Elite was 100%.

Please refer to “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources” for a discussion of our capital expenditures in the past three years and the plan for the current year.

In addition, on April 25, 2018, to further integrate the resources pursuant to our groupwise investment strategy, the board of us and our subsidiaries, Fortune Venture Capital Corp. or FORTUNE, and UMC New Business Investment Corp., or NBI, resolved an organizational restructure plan, under which NBI will be merged into FORTUNE. FORTUNE will be the surviving company and assume all the assets and liabilities from NBI when the merger became effective.

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

Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies. We believe that maintaining and enhancing our leadership in mass-producible semiconductor manufacturing technology is critical to attract and retain customers. Our reputation for technological excellence has attracted both established and emerging leaders in the semiconductor industries who work closely with us on technology development. In addition, we believe our superior processing expertise has enabled us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue enhancing capital expenditures in research and development and building internal research and development expertise, to focus on process development and to establish alliances with leading and specialty semiconductor companies to accelerate access to next-generation and specialized technologies. For example, with our continuous technology development efforts and capital investment, in 2016, revenue derived from 28-nanometer technology had significantly increased from 2015. We believe our progress in developing more advanced process technologies has benefited our customers in the fields of computers, communications, consumer electronics and others with special preferences in certain aspects of the products, such as the ultimate performance, density and power consumption.

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

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2017.

	Wavetek	Fab 8A	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 8N	Fab 12A	Fab 12i	Fab 12X
Commencement of volume production	1989	1995	1998	2000	1998	2000	2000	2003	2002	2004	2016
Estimated full capacity (1)(2)	35,300	69,000	30,750	28,700	35,000	36,100	31,100	64,500	83,348	44,507	11,500
	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month
Wafer size	6-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	12-inch	12-inch	12-inch
	(150mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(300mm)	(300mm)	(300mm)

(1)	Measured in stated wafer size.
(2)	The capacity of a fab is determined based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance and expected product mix.

Our fabs are located in the R.O.C., Singapore, and the PRC. The following table sets forth the size and primary use of our facilities and whether such facilities, including land and buildings, are owned or leased. The land in the Hsinchu and Tainan Science Parks is leased from the R.O.C. government. The land in the Pasir Ris is leased from statutory boards of the Singapore government. The land in the Suzhou Industrial Park and Xiang’an District is leased from the PRC government.

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 8A, 3, 5 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	43,130 / 83,699	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8C, 6 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	24,565 / 71,427	8-inch wafer production	Leased (expires in December 2033)	Owned

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 8D, 8 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	9,219 / 29,181	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8E, 17 Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	35,779 / 76,315	8-inch wafer production	Leased (expires in February 2036)	Owned

Fab 8F, 3 Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	23,774 / 65,736	8-inch wafer production	Leased (expires in February 2038)	Owned

Fab 8S, 16 Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30077, R.O.C.	20,365 / 65,614	8-inch wafer production	Leased (expires in December 2023)	Owned

Fab 8N, 333, Xinghua St., Suzhou Industrial Park, Suzhou, Jiangsu Province 215025, PRC	215,621 / 100,908	8-inch wafer production	Leased (expires in December 2052)	Owned

Fab 12A, 18, 20 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	243,250 / 633,710	12-inch wafer production	Leased (expires in November 2034)	Owned

Fab 12i, 3 Pasir Ris Drive 12 Singapore 519528	84,836 / 144,980	12-inch wafer production	Leased (expires in March 2031)	Owned

Fab 12X, No. 899 Wan Jia Chun Road, Xiang’an District, Xiamen, PRC	254,698 / 347,447	12-inch wafer production	Leased (expires in January 2065)	Owned

United Tower, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	8,985 / 85,224	Administration office	Leased (expires in December 2033)	Owned

Neihu Rd. office, 8F, 68. Sec. 1, Neihu Rd., Taipei, Taiwan 11493, R.O.C.	626 / 4,817	Administration office	Owned	Owned

Testing Building, 1, Chin-Shan, 7th St., Hsinchu, Taiwan 30080, R.O.C.	10,762 /41,318	Leased to several companies	Owned	Owned

R&D Building, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	42,000 / 47,396	Research and development	Leased (expires in December 2023)	Owned

Nexpower, 2, Houke S. Rd., Houli District, Taichung, Taiwan 42152, R.O.C.	57,556 / 82,699	Solar PV modules production	Leased (expires in December 2026)	Owned

Unistars, 1F, 669, Sec. 4, Zhongxing Rd., Zhudong Township, Hsinchu, Taiwan 31061, R.O.C.	- / 1,955	High-power LED package and Led lighting	N/A	Leased (expires in October 2018)

Wavetek, 10, Chuangxin 1st Rd., Baoshan Township, Hsinchu, Taiwan 30076, R.O.C.	27,898 / 34,609	6-inch wafer production	Leased (expires in August 2035)	Owned

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

We pioneered the production of numerous semiconductor products. Our continued enhancement of our process technologies has enabled us to manufacture semiconductor devices with smaller geometries. In 2013, we successfully developed and released into production 28nm Poly-SiON and High-k/metal gate technologies. In 2015, we provided a High-k/ metal gate with high performance compact, or HPC, solution and improved to a high performance compact plus, or HPC+, solution by the end of 2017 for speed-intensive and optimized power consumption products. We also joined International Business Machines Corporation, or IBM chip alliance, for advanced process development. With IBM’s know-how and support, we aim to continue to improve our internally developed 14nm FinFET technology, so as to offer a 14nm competitive low-power enhanced technology for mobile computing and communication products. In March 2017, we commenced the shipment of 14nm wafers to customers and have achieved production quality yields for the advanced process that is being utilized for consumer electronic applications. UMC’s 14nm FinFET technology features 55% higher speed and twice the gate density over 28nm process technology. The 14nm process also consumes approximately 50% less power than for 28nm.

We have also successfully developed specialty technologies such as 55/40/28nm embedded memory used for MCU and automotive products, 55/40/28nm embedded high voltage device used for display drivers, 55nm BSI-CSI for image sensors and 110/55nm BCD for power management circuits. All of these specialty technologies can provide system on chip solutions.

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab, in 2017, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2015, 2016 and 2017:

		Year Ended December 31, 2017 Range of	Years Ended December 31,
	Years of	Process	2015	2016	2017
	Commencement of Operation	Technologies (in microns)	(in thousands of 8-inch wafer equivalents, except percentages)
Wavetek	1989	0.5	237	238	237
Fab 8A	1995	0.5 to 0.25	813	827	825
Fab 8C	1998	0.35 to 0.11	347	348	357
Fab 8D	2000	0.13 to 0.09	341	342	341
Fab 8E	1998	0.5 to 0.18	418	419	418
Fab 8F	2000	0.18 to 0.11	388	401	417
Fab 8S	2000	0.18 to 0.11	335	336	347
Fab 8N	2003	0.5 to 0.11	667	750	753
Fab 12A	2002	0.13 to 0.014	1,784	1,990	2,182
Fab 12i	2004	0.13 to 0.040	1,287	1,313	1,209
Fab 12X	2016	0.040 to 0.028	—	19	218
Total estimated capacity	—	—	6,617	6,983	7,304
Total output (actual)	—	—	5,940	6,190	6,896
Average capacity utilization	—	—	89.8%	88.6%	94.4%

The table below sets forth a breakdown of number and percentage of wafer output by process technologies in 2015, 2016 and 2017.

	Years Ended December 31,
	2015		2016		2017
	(in thousands of 8-inch wafer equivalents, except percentages)
		%		%		%
14 nanometers and under	—	—	0	0.0	12	0.2
28 nanometers	269	4.5	554	9.0	600	8.7
40 nanometers	968	16.3	1,197	19.3	1,394	20.2
65 nanometers	1,037	17.5	826	13.4	672	9.7
90 nanometers	245	4.1	199	3.2	383	5.5
0.11/0.13 micron	909	15.3	816	13.2	904	13.1
0.15/0.18 micron	888	14.9	1,007	16.2	1,190	17.3
0.25/0.35 micron	1,252	21.1	1,175	19.0	1,300	18.9
0.50 micron or higher	372	6.3	416	6.7	441	6.4

Total	5,940	100.0	6,190	100.0	6,896	100.0

Capacity and Utilization

The fabs in Taiwan that we own directly are named Wavetek, Fab 8A, Fab 8C, Fab 8D, Fab 8E, Fab 8F, Fab 8S and Fab 12A. All of them are located in the Hsinchu Science Park except for Fab 12A located in the Tainan Science Park. The fab in Singapore is named Fab 12i. The fabs in China are named Fab 8N and Fab 12X, located in Suzhou and Xiamen, respectively.

Our average capacity utilization rate was 89.8% in 2015, 88.6% in 2016 and 94.4% in 2017.

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

The most important raw material used in our production processes is silicon wafer, which is the basic raw material from which integrated circuits are made. The principal makers for our wafers are Shin-Etsu, GlobalWafers, Siltronic and Sumco Group. We have in the past obtained and believe that we will continue to be able to obtain a sufficient supply of silicon wafers. We believe that we have close working relationships with our wafer suppliers. Based on such long-term relationships, we believe that these major suppliers will use their best efforts to accommodate our demand.

We use a large amount of water in our manufacturing process. We obtain water supplies from government-owned entities. We also use substantial amounts of dual loop electricity supplied by Taiwan Power Company in the manufacturing process. We maintain back-up generators that are capable of providing adequate amounts of electricity to maintain the required air pressure in our clean rooms in case of power interruptions. We believe our back-up devices are reasonably adequate in preventing business interruptions caused by power outages and emergency situations.

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

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel Mobile, plus leading fabless design companies, such as Broadcom, MediaTek, Realtek, Qualcomm and Novatek. Although we are not dependent on any single customer, a significant portion of our net operating revenues has been generated from sales to a few customers. Our top ten customers accounted for approximately 54.8% of our net operating revenues in 2017. Set forth below is a geographic breakdown of our operating revenues in 2015, 2016 and 2017 by the location of our customers.

	Years Ended December 31,
Region	2015	2016	2017
	%	%	%
Taiwan	31.8	31.4	32.8
Singapore	12.6	18.1	20.6
China (including Hong Kong)	8.1	9.3	12.7
Japan	7.0	3.0	3.2
USA	8.8	9.3	12.2
Europe	23.4	19.8	9.6
Others	8.3	9.1	8.9

Total	100.0	100.0	100.0

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. As an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. For 2017, gross wafer sales represented 96.6% of our net operating revenue. The following table presented the percentages of our gross wafer sales by types of customers for the years ended December 31, 2015, 2016 and 2017.

	Years Ended December 31,
Customer Type	2015	2016	2017
	%	%	%
Fabless design companies	87.8	92.4	91.0
Integrated device manufacturers	12.2	7.6	9.0

Total	100.0	100.0	100.0

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

Intellectual Property

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes and activities. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2017, we held 5,341 U.S. patents and 7,277 patents issued outside of the United States.

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

Research and Development

In 2015, 2016 and 2017, we spent NT$12,175 million, NT$13,532 million and NT$13,669 million (US$461 million), respectively, on research and development, which represented 8.4%, 9.2% and 9.2%, respectively, of our net operating revenues of such years. Our research and development efforts mainly focus on delivering SoC foundry solutions that consist of the world’s leading process technologies, customer support services and manufacturing techniques. These resources provide our foundry customers with improved opportunities to develop SoC products that supply the global market. Our commitment to research and development can be illustrated by our 2017 research and development expenditures, which reached approximately 9.2% of net operating revenues. In June 2007, we completed the construction of a research and development center for nanometer technologies in the Tainan Science Park. The research and development center allows for seamless application of advanced process technology in the research and development phase to the manufacturing phase.

As of December 31, 2017, we employed 1,909 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

Our Investments

Depending on the market conditions, we intend to gradually reduce our investments through open market trading and other measures available to our company.

The following table sets forth the sales of our investments in 2015:

Investees	Number of shares sold (in millions)		Proceeds from disposal (in NT$ millions)
Superalloy Industrial Co., Ltd.	5		614
Translink Capital Partners III, L.P.	—		307
Taiwan High Speed Rail Corp.	30		300
Mercuries Life Insurance Co., Ltd.	15		274

The following table sets forth the sales of our investments in 2016:

Investees	Number of shares sold (in millions)		Proceeds from disposal (in NT$ millions)
Nien Made Enterprise Co., Ltd.	5		1,593
Superalloy Industrial Co., Ltd.	6		870
Motech Industries, Inc.	17		599
Easou Holdings Company Limited (formerly Yeti Group Ltd.)	14		295

The following table sets forth the sales of our investments in 2017:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)	(in US$ millions)
Superalloy Industrial Co., Ltd.	5	534	18
Nien Made Enterprise Co., Ltd.	1	414	14
GlobalWafers Co., Ltd.	2	343	12
Chunghwa Telecom Co., Ltd.	0	208	7

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

The following list sets forth some of the important awards that we received in environmental protection, safety and health:

•	Selected as a member of Dow Jones Sustainability Indexes for the tenth straight year since 2008;

•	Awarded “National Sustainable Development Award” by National Council for Sustainable Development, Executive Yuan (2017);

•	Achieved Leadership Status (score level: A-) on CDP’s Climate Change Assessment Program and Water Assessment Program (2017);

•	Awarded “Corporate Sustainability Report Award” by Taiwan Institute for Sustainable Energy (2008-2017);

•	Awarded “Enterprises Environmental Award of the Republic of China” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2003-2017);

•	Awarded “The Best Participation of Green Procurement for Enterprises” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2011-2017); and

•	Awarded “Excellent Occupational Safety and Health Executive Organization of Hsinchu Science Park” by the Science Park Administration (1998-2017).

Climate Change

Our climate change policies announced on April 22, 2010 include: (i) achieving carbon neutral status via carbon management, (ii) becoming a comprehensive low-carbon emissions solution provider, and (iii) leveraging corporate resources to cultivate a low-carbon emissions economy. In order to implement these policies, we set greenhouse gas reduction goals as to various phases. By 2015, we completed resource and energy productivity improvement plan named “369+-project” which consisted of reducing the usage of electricity by 3%, the usage of pipe water by 6% and the waste generation by 9% compared with the base year 2012. Currently, we announced our latest “Green 2020” goals to demonstrate our long-term commitment to sustainable environment and achieved our annual targeted goal in 2017. We will be more proactive with self-motivated action and more stringent standards. The goal is to further reduce water, energy and waste by 10% over current levels by 2020. Meanwhile, we also endeavor to reduce carbon emissions through the following two measures: (1) we continue to implement a greenhouse gas emission reduction plan to assist customers in establishing a low-carbon emissions supply chain, and (2) we continue to enhance our research and development in advanced processes to provide low-power products and reduce carbon emissions at the consumer level.

Since 1999, we have been a pioneer in the foundry industry to implement measures to reduce per-fluorinated compounds, and we completed the replacement of C3F8 with C4F8 in 2011. We have made a significant achievement by reducing normalized per-fluorinated compounds, which is one of the major greenhouse gas reduction objectives of the World Semiconductor Council. From 2013 to 2014, UMC participated in the Environmental Protection Administration, or the EPA, early reduction project and acquired a carbon reduction allowance of 3.02 million tons. We subsequently executed a contract with Dragon Steel Corporation to trade 2 million tons of carbon emission credits. It was the first trade of carbon emissions credits that was reviewed and recorded by the EPA, indicating a significant milestone in Taiwan’s carbon emission credits trading market. Proceeds derived from this carbon trading transaction was wholly used by us to enforce environmental protection and promote environmental protection measures and to continue contributing towards environmental sustainability.

We also support timely disclosure of carbon information and ensuring data quality. Since 2006, we have participated in the Carbon Disclosure Project formed by global institutional investors and disclosed our annual greenhouse gas emission volume, reduction goals and results. In 2017, we achieved a leadership level score of A- in the CDP’s Climate Change Assessment Program. We recorded the highest score among all participating Taiwanese companies. Moreover, we engage third-party verifiers to ensure the quality of the data. We completed the verification on greenhouse gas emission and reduction records for all of our fabs in both Taiwan and Singapore on an annual basis.

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

We have adopted the Triple Star Ranking System of AIG Insurance, a global leader in risk management and insurance, since 1999. All fabs have been ranked as top-class following AIG’s risk evaluation and risk improvement recommendations. The ranking system focuses on 20 items, including ten Physical Protection Elements and ten Human Elements. All of our 12-inch fabs had obtained triple-stars in all 20 elements in every Triple Star Audit. Furthermore, we were awarded the “Outstanding Performance Award in Risk Management” by AIG Insurance again in 2013. For our new expansion 12-inch line, Fab12A P5/6, is built with international loss control standards, and had received the top-class ranking by AIG within six months after tool move-in in November 2015.

We have also implemented proactive efforts in earthquake risk prevention. We believe our efforts contributed to our quick and exemplary recovery from two major earthquakes in Taiwan on September 21, 1999 and March 4, 2010, respectively. Our fabs in Hsinchu and Tainan sustained only minor damage to their operations from the earthquake without interruption to the power system or water service. Normal operations resumed shortly after the incidents. In addition, an earthquake took place on February 6, 2016 in southern Taiwan but did not have any material impact on our operations. In order to reduce potential damages that will be caused to our production facilities from earthquakes and similar incidents in the future, we continue to import the latest anti-seismic technologies, such as a seismic isolation platform for reticle stocker and furnace and have further installed an earthquake warning system in Fab 12A that will provide us with enhanced response time in the event of an earthquake.

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

C.    Organizational Structure

The following list shows our corporate structure as of December 31, 2017:

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2017
UMC Group (USA)	U.S.A.	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
TLC Capital Co., Ltd.	Taiwan, R.O.C.	100.00%
UMC New Business Investment Corp.	Taiwan, R.O.C.	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, R.O.C.	100.00%
UMC Investment (Samoa) Limited	Samoa	100.00%
UMC Capital (USA)	U.S.A.	100.00%
ECP Vita Pte. Ltd.	Singapore	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
Tera Energy Development Co., Ltd.	Taiwan, R.O.C.	100.00%
United Microchip Corporation	Cayman Islands	100.00%
Nexpower Technology Corp.	Taiwan, R.O.C.	87.06%
Wavetek Microelectronics Corporation	Taiwan, R.O.C.	78.47%
Everrich Energy Investment (HK) Limited	China	100.00%

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2017
Everrich (Shandong) Energy Co., Ltd.	China	100.00%
Unistars Corp.	Taiwan, R.O.C.	83.69%
SocialNex Italia 1 S.R.L.	Italy	87.06%
UMC (Beijing) Limited	China	100.00%
Wavetek Microelectronics Investment (Samoa) Limited	Samoa	78.47%
Wavetek Microelectronics Corporation (USA)	U.S.A.	78.47%
Best Elite International Limited	British Virgin Islands	96.66%
Infoshine Technology Limited	British Virgin Islands	96.66%
Oakwood Associates Limited	British Virgin Islands	96.66%
Hejian Technology (Suzhou) Co., Ltd.	China	96.66%
UnitedDS Semiconductor (Shandong) Co., Ltd.	China	96.66%
United Semiconductor (Xiamen) Co., Ltd.	China	50.34%
UMC Group Japan	Japan	100.00%
UMC Korea Co., Ltd.	Korea	100.00%
Omni Global Limited	Samoa	100.00%
United Microtechnology Corporation (California)	U.S.A.	100.00%
United Microtechnology Corporation (New York)	U.S.A.	100.00%
Sino Paragon Limited	Samoa	100.00%
UMC Technology Japan Co., Ltd.	Japan	100.00%

D.    Property, Plants and Equipment

Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2017 have been translated into U.S. dollar amounts using US$1.00 = NT$29.64, the foreign exchange rate on December 29, 2017 as released by the Board of Governors of the Federal Reserve System. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs.

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, revenues varied significantly over this period. It can take several years to plan and construct a fab and bring it to operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs or acquiring existing fabs in response to anticipated demand growth for semiconductors. In addition, after commencement of commercial operations, fabs can increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent a proportional growth in demand, this increase in supply often results in semiconductor manufacturing overcapacity, which has led to a sharp decline in semiconductor prices and significant capacity under-utilization. Our average capacity utilization rate was 89.8%, 88.6% and 94.4% for the years ended December 31, 2015, 2016 and 2017, respectively. We believe that our operating results in 2015, 2016 and 2017 continue to reflect the ongoing uncertainty in the global economy.

Pricing

We price our products on either a per die or a per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we in general review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed, fluctuations in our products’ average selling price historically have had a substantial impact on our margins. Our average selling price decreased by approximately 1.8% from 2015 to 2016, and further decreased by 4.9% to 2017, reflecting the continuing nominal price erosion in 2016 and 2017.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to compete effectively with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2015, 2016 and 2017, approximately 67.1%, 67.8% and 69.0%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate was 89.8%, 88.6% and 94.4% for the years ended December 31, 2015, 2016 and 2017, respectively. Utilization rates were primarily affected by global macroeconomic factors. Other factors affecting utilization rates are efficiency in production facilities, product flow management, the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply and fire or natural disaster.

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

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We began our volume production with 65-nanometer and 40-nanometer technologies in 2006 and 2009, respectively. We introduced our 28-nanometer technology to customers in 2011 and started large-scale commercial production in 2014. Our 28nm technology contributed approximately 10%, 17% and 16% of our foundry revenue in 2015, 2016 and 2017, respectively.

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

Investments

Most of our investments were made to improve our market position and for strategy considerations, a significant portion of which are in foundry-related companies including fabless design customers, raw material suppliers and intellectual property vendors. Historically, we also made investments in companies in the solar manufacturing industry and LED industry.

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

During 2015, 2016 and 2017, we purchased an aggregate of 200 million, 200 million and nil common shares, respectively, and transferred 60.7 million, nil and nil of such common shares that we repurchased under these plans to our employees as employee compensation in 2015, 2016 and 2017, respectively.

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

The key assumptions concerning the future and other key sources of estimating uncertainty at the reporting date that would have a significant risk for a material adjustment to the carrying amounts of assets or liabilities within the next fiscal year are discussed below. We based our assumptions and estimates on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

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

Post-Employment Benefits

Under defined contribution pension plans, the contribution payable to the plan in exchange for the service rendered by an employee during a period shall be recognized as an expense. The contribution payable, after deducting any amount already paid, is recognized as a liability. Under defined benefit pension plans, the net defined benefit liability (asset) shall be recognized as the amount of the present value of the defined benefit obligation, deducting the fair value of any plan assets and adjusting for any effect of the asset ceiling. Service cost and net interest on the net defined benefit liability (asset) are recognized as expenses in the period of service. Remeasurement of the net defined benefit liability (asset), which comprises actuarial gains and losses, the return on plan assets and any change in the effect of the asset ceiling, excluding any amounts included in net interest, is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and shall not be reclassified to profit or loss in a subsequent period.

Defined benefit costs and the present value of the defined benefit obligation for a pension plan are determined using the projected unit credit method. An actuarial valuation involves making various assumptions, which include the determination of the discount rate, future salary increase rate, mortality rate, etc., and may differ from actual developments in the future. In determining the appropriate discount rate, management considers the interest rates of the government bonds extrapolated from maturity corresponding to the expected duration of the defined benefit obligation. As for the rate of future salary increase, management takes account of past experiences, comparisons within the industry and the geographical region, inflation and the discount rate. Due to the complexity of the actuarial valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. The assumptions used are disclosed in Note 6(14) to our audited consolidated financial statements included elsewhere in this annual report.

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

Deferred income tax is determined using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in financial statements at the reporting date. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow the manner in which we expect, at the end of the reporting period, to recover or settle the carrying amount of our assets and liabilities. Deferred tax relating to items recognized outside profit or loss is not recognized in profit or loss but rather in other comprehensive income or directly in equity. Deferred tax assets are reassessed and recognized at each reporting date. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax assets to be recovered. Deferred tax assets and liabilities offset each other, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority.

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. We establish provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which we operate. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations made by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in our respective domicile.

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

Our total depreciation expenses were NT$43,473 million, NT$49,691 million and NT$50,965 million (US$1,719 million) in 2015, 2016 and 2017, respectively.

Operating Expenses

Our operating expenses consist of the following:

•	Sales and marketing expenses. Sales and marketing expenses consist primarily of intellectual property development expenses, salaries and related personnel expenses, wafer sample expenses and mask expenses. Wafer samples are actual silicon samples of our customers’ early design ideas made with our most advanced processes and provided to those customers;

•	General and administrative expenses. General and administrative expenses consist primarily of salaries for our administrative, finance and human resource personnel, fees for professional services, and cost of computer and communication systems to support our operations; and

•	Research and development expenses. Research and development expenses consist primarily of salaries and related personnel expenses, research testing related expenses and depreciation on the equipment used for our research and development.

Net Other Operating Income and Expenses

Net other operating income and expenses consist primarily of:

•	gains or losses arising from disposal of property, plant and equipment;

•	net rental income or loss from property; and

•	amortization of deferred government grants related to machinery and equipment.

Non-operating Income and Expenses

Our non-operating income and expenses primarily consist of the following:

1.	Other income, which consists of:

•	interest income, which is primarily derived from time deposits; and

•	dividend income, which is primarily derived from financial assets at fair value through profit or loss, available-for-sale financial assets and financial assets measured at cost.

2.	Other gains and losses, which principally consist of:

•	gains or losses on valuation of financial assets and liabilities, which are primarily derived from disposal of and changes in the values of financial assets and liabilities classified as fair value through profit or loss, according to IAS 39;

•	impairment loss, which is primarily derived from the loss recognized in available-for-sale financial assets and financial assets measured at cost; and

•	gains or losses on disposal of investments, which are primarily derived from our disposal of available-for-sale financial assets, financial assets measured at cost and investments accounted for under the equity method.

3.	Finance costs, which principally consist of:

•	interest expenses, which are primarily derived from bonds payable and bank loans; and

•	financial expenses, which are primarily derived from stockholder services proxy fee.

4.	Share of profit or loss of associates and joint ventures, which is primarily derived from the recognition of investee companies’ net profit based on the ownership percentage we hold.

Taxation

The corporate income tax rate in the R.O.C. was previously 17% and is currently 20% as of January 1, 2018 according to the newly passed amendments to the Income Tax Act. Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of five years following each such capital increase. In addition, our branch in Singapore enjoys tax exemption for income derived from tax-exempted activities under Singapore’s Income Tax Act and Economic Expansion Incentive (Relief from Income Tax) Act. These tax exemptions resulted in tax savings of approximately NT$1,642 million, NT$1,708 million and NT$1,542 million (US$52 million) in 2015, 2016 and 2017, respectively. We also benefit from other tax incentives generally available to technology companies in Taiwan, such as tax credits applicable against corporate income tax that range from 5% to 20% of the amount of investment in certain qualified equipment and 10% to 15% of qualified research and development expenditures. These tax incentives resulted in tax savings of approximately NT$589 million, NT$400 million and NT$306 million (US$10 million) in 2015, 2016 and 2017, respectively.

The R.O.C. government enacted the R.O.C. Income Basic Tax Act, also known as the “Alternative Minimum Tax Act”, or the AMT Act, to impose an alternative minimum tax. AMT is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the AMT Act. Most tax-exempt income under the R.O.C. Income Tax Act is considered to be taxable under the AMT Act, such as eligible income generated during tax holidays and capital gain from selling domestic securities, and tax credits are not allowed to deduct AMT. The tax rate for business entities is 12%.

In 1997, the R.O.C. Income Tax Act was amended to introduce the integrated income tax system and impose 10% tax on undistributed earnings generated from 1998. However, in early 2018, the newly passed amendments to the Income Tax Act abolished the integrated income tax system and reduced the tax rate of undistributed earnings by half.

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$1,028 million, NT$553 million and NT$993 million (US$34 million) of income tax expenses in 2015, 2016 and 2017, respectively. Our effective income tax rate in 2017 was 12.94%.

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2015	2016	2017
	%	%	%
Net operating revenues	100.0	100.0	100.0
Operating costs	(78.1)	(79.5)	(81.9)

Gross profit	21.9	20.5	18.1
Operating expenses
Sales and marketing	(2.8)	(3.1)	(2.8)
General and administrative	(2.6)	(3.9)	(2.8)
Research and development	(8.4)	(9.2)	(9.2)

Subtotal	(13.8)	(16.2)	(14.8)

Net other operating income and expenses	(0.6)	(0.1)	1.1

Operating income	7.5	4.2	4.4
Non-operating income and expenses	1.9	(1.0)	0.7

Income from continuing operations before income tax	9.4	3.2	5.1
Income tax expense	(0.7)	(0.4)	(0.6)

Net income	8.7	2.8	4.5

	Years Ended December 31,
	2015	2016	2017
Total other comprehensive income (loss), net of tax	(0.7)	(2.7)	(3.2)

Total comprehensive income	8.0	0.1	1.3

Net income attributable to:
Stockholders of the parent	9.2	5.8	6.5
Non-controlling interests	(0.5)	(3.0)	(2.0)
Total comprehensive income attributable to:
Stockholders of the parent	8.5	3.1	3.3
Non-controlling interests	(0.5)	(3.0)	(2.0)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net operating revenues. Net operating revenues increased by 1.0% from NT$147,870 million in 2016 to NT$149,285 million (US$5,037 million) in 2017, primarily due to increased demand in leading edge technologies, which resulted in a 10.8% increase in foundry wafer shipments from 6,172 thousand 8-inch equivalent wafers in 2016 to 6,837 thousand 8-inch equivalent wafers in 2017, which was partially offset by appreciation of the NTD in 2017, appreciating by approximately 5.8% from 2016, and a lower average selling price in 2017, decreasing by approximately 4.9% from 2016.

Operating costs. Operating costs increased by 4.0% from NT$117,491 million in 2016 to NT$122,227 million (US$4,124 million) in 2017, primarily due to the increased direct material cost, indirect labor cost, and depreciation expense and an increase in shipments in response to capacity expansion and increased customer demands.

Gross profit and gross margin. Gross profit decreased from NT$30,379 million in 2016 to NT$27,058 million (US$913 million) in 2017. Our gross margin decreased from 20.5% in 2016 to 18.1% in 2017, primarily due to the increased operating cost.

Operating income and operating margin. Operating income increased from NT$6,194 million in 2016 to NT$6,568 million (US$222 million) in 2017. Our operating margin increased from 4.2% in 2016 to 4.4% in 2017. The increase in operating margin was largely due to the decrease in sales and marketing expenses and general and administrative expenses and increase in amortization of deferred government grants. Operating expenses decreased by 7.4% from NT$23,922 million in 2016 to NT$22,143 million (US$747 million) in 2017.

Sales and marketing expenses. Our sales and marketing expenses decreased by 7.7% from NT$4,589 million in 2016 to NT$4,234 million (US$143 million) in 2017. The decrease in sales and marketing expenses was mainly due to a decrease of NT$262 million (US$9 million) in intellectual property royalty expenses as a result of the decreased number of intellectual properties under which we were granted licenses, NT$71 million (US$2 million) in sample expenses and NT$41 million (US$1 million) in mask expenses. Our sales and marketing expenses as a percentage of our net operating revenues decreased from 3.1% in 2016 to 2.8% in 2017.

General and administrative expenses. Our general and administrative expenses decreased by 26.9% from NT$5,801 million in 2016 to NT$4,240 million (US$143 million) in 2017, mainly as a result of the setup costs of Fab 12X in 2016. Our general and administrative expenses as a percentage of our net operating revenues decreased from 3.9% in 2016 to 2.8% in 2017.

Research and development expenses. Our research and development expenses increased by 1.0% from NT$13,532 million in 2016 to NT$13,669 million (US$461 million) in 2017. The increase in research and development expenses was mainly due to an increase of NT$469 million (US$16 million) in personnel expenses, NT$206 million (US$7 million) in depreciation expenses and NT$68 million (US$2 million) in intellectual property royalty expenses. The decrease in research and development expenses was mainly due to a decrease of NT$322 million (US$11 million) in wafers for research and development usage, NT$211 million (US$7 million) in mask expenses and NT$108 million (US$4 million) in indirect material expenses. Our research and development expenses as a percentage of our net operating revenues were both 9.2% in 2016 and 2017.

Net other operating income and expenses. Net other operating income increased by 728.9% from expenses of NT$263 million in 2016 to income of NT$1,653 million (US$56 million) in 2017, mainly due to a decrease in impairment loss of property, plant, and equipment from NT$455 million in 2016 to nil in 2017 and an increase in government grants income from NT$243 million to NT$1,710 million (US$58 million). Net other operating income and expenses as a percentage of our net operating revenues were (0.1%) and 1.1% in 2016 and 2017, respectively.

Non-operating income and expenses. Non-operating income and expenses increased by 174.9% from a loss of NT$1,473 million in 2016 to an income of NT$1,104 million (US$37 million) in 2017, mainly due to the increase in exchange gain from a loss of NT$1,502 million in 2016 to a gain of NT$1,566 million (US$53 million) in 2017, and an increase in share of profit or loss of associates and joint ventures from a loss of NT$316 million in 2016 to an income of NT$158 million (US$5 million) in 2017, partially offset by an increase in the finance cost from NT$1,414 million in 2016 to NT$2,495 million (US$84 million) in 2017.

Other comprehensive income (loss), net of tax. Our other comprehensive loss, net of tax, increased from a loss of NT$4,024 million in 2016 to a loss of NT$4,815 million (US$162 million) in 2017. We attributed this change primarily to the increase in the loss of exchange differences on translation of foreign operations from a loss of NT$1,817 million in 2016 to a loss of NT$5,915 million (US$200 million) in 2017, partially offset by the increase in unrealized gain (loss) on available-for-sale financial assets from a loss of NT$1,874 million in 2016 to a gain of NT$681 million (US$23 million) in 2017, and the increase in share of other comprehensive income (loss) of associate and joint ventures from a loss of NT$273 million in 2016 to an income of NT$571 million (US$19 million) in 2017.

Net income attributable to the stockholders of the parent. Due to the factors described above, our net income increased by 12.2% from NT$8,621 million in 2016 to NT$9,676 million (US$326 million) in 2017.

Total comprehensive income attributable to the stockholders of the parent. Due to the factors described above, our comprehensive income increased by 7.4% from NT$4,629 million in 2016 to NT$4,973 million (US$168 million) in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net operating revenues. Net operating revenues increased by 2.1% from NT$144,830 million in 2015 to NT$147,870 million in 2016, primarily due to increased demand in leading edge technologies, which resulted in a 5.2% increase in foundry wafer shipments from 5,868 thousand 8-inch equivalent wafers in 2015 to 6,172 thousand 8-inch equivalent wafers in 2016, which was partially offset by a lower average selling price in 2016, decreasing by approximately 1.8% from 2015.

Operating costs. Operating costs increased by 3.9% from NT$113,061 million in 2015 to NT$117,491 million in 2016, primarily due to the increased depreciation expense and an increase in shipments in response to capacity expansion and increased customer demands. These increases were partially offset by a compensation from insurance claims.

Gross profit and gross margin. Gross profit decreased from NT$31,769 million in 2015 to NT$30,379 million in 2016. Our gross margin decreased from 21.9% in 2015 to 20.5% in 2016, primarily due to the increased depreciation expense.

Operating income and operating margin. Operating income decreased from NT$10,836 million in 2015 to NT$6,194 million in 2016. Our operating margin decreased from 7.5% in 2015 to 4.2% in 2016. The decrease in operating margin was largely due to the increase in general and administrative expenses and research and development expenses. Operating expenses increased by 19.8% from NT$19,969 million in 2015 to NT$23,922 million (US$738 million) in 2016.

Sales and marketing expenses. Our sales and marketing expenses increased by 12.9% from NT$4,064 million in 2015 to NT$4,589 million in 2016. The increase in sales and marketing expenses was mainly due to an increase of NT$232 million in intellectual property royalty expenses as a result of the increased number of intellectual properties under which we were granted licenses, NT$214 million in sample expenses and NT$124 million in mask expenses. Our sales and marketing expenses as a percentage of our net operating revenues increased from 2.8% in 2015 to 3.1% in 2016.

General and administrative expenses. Our general and administrative expenses increased by 55.5% from NT$3,730 million in 2015 to NT$5,801 million in 2016, mainly as a result of the setup costs of Fab 12X in 2016. Our general and administrative expenses as a percentage of our net operating revenues increased from 2.6% in 2015 to 3.9% in 2016.

Research and development expenses. Our research and development expenses increased by 11.1% from NT$12,175 million in 2015 to NT$13,532 million in 2016. The increase in research and development expenses was mainly due to an increase of NT$380 million in depreciation expenses, NT$225 million in wafers for research and development usage, NT$211 million in personnel expenses and NT$190 million in maintenance expenses. Our research and development expenses as a percentage of our net operating revenues increased from 8.4% in 2015 to 9.2% in 2016.

Net other operating income and expenses. Net other operating expenses decreased by 72.7% from NT$964 million in 2015 to NT$263 million in 2016, mainly due to a decrease in impairment loss of property, plant, and equipment from NT$1,021 million in 2015 to NT$455 million in 2016 and an increase of NT$243 million in government grants income. Net other operating expenses as a percentage of our net operating revenues were 0.6% and 0.1% in 2015 and 2016, respectively.

Non-operating income and expenses. Non-operating income and expenses decreased by 152.0% from an income of NT$2,833 million in 2015 to a loss of NT$1,473 million in 2016, mainly due to the increase in exchange loss from a gain of NT$369 million in 2015 to a loss of NT$1,502 million in 2016, an increase in the finance cost from NT$524 million in 2015 to NT$1,414 million in 2016, and an increase in the impairment loss of investments accounted for under the equity method from nil in 2015 to NT$837 million in 2016.

Other comprehensive income (loss), net of tax. Our other comprehensive loss, net of tax, increased from a loss of NT$1,065 million in 2015 to a loss of NT$4,024 million in 2016. We attributed this change primarily to the increase in the loss of exchange differences on translation of foreign operations from a gain of NT$2,764 million in 2015 to a loss of NT$1,817 million in 2016.

Net income attributable to the stockholders of the parent. Due to the factors described above, our net income decreased by 35.0% from NT$13,254 million in 2015 to NT$8,621 million in 2016.

Total comprehensive income attributable to the stockholders of the parent. Due to the factors described above, our comprehensive income decreased by 62.2% from NT$12,251 million in 2015 to NT$4,629 million in 2016.

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

As of December 31, 2017, we had NT$81,675 million (US$2,756 million) of cash and cash equivalents and NT$717 million (US$24 million) of financial assets at fair value through current profit or loss. Cash equivalents included time deposits and commercial paper with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate bonds. These agreements bore interest rates ranging from 0.34% to 0.44%, 0.23% to 0.32%, and 0.24% to 0.32% in 2015, 2016 and 2017, respectively. The terms of these agreements were typically less than one month. As of December 31, 2015, 2016 and 2017, we held repurchase agreements in the amount of NT$4,860 million, NT$6,188 million and NT$9,259 million (US$312 million), respectively.

In early June 2012, we issued five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.43%. The principal has been fully repaid. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.63%, and the principal will be repayable in June 2019 upon maturity. The proceeds of this offering are used for purchasing machinery and equipment. As of December 31, 2017, NT$2,500 million aggregate principal amount of these bonds were outstanding.

In mid-March 2013, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.35%, and the principal will be repayable in March 2018 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.50%, and the principal will be repayable in March 2020 upon maturity. The proceeds of this offering are used for purchasing machinery and equipment. As of December 31, 2017, NT$10,000 million aggregate principal amount of these bonds were outstanding.

In mid-June 2014, we issued an aggregate principal amount of NT$5,000 million of seven-year and ten-year domestic unsecured corporate bonds, with a denomination of NT$1 million per bond. The seven-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$2,000 million with an annual coupon bearing an interest rate of 1.7%. The ten-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$3,000 million with an annual coupon bearing an interest rate of 1.95%. The proceeds of this offering were used for repay debts. As of December 31, 2017, NT$5,000 million aggregate principal amount of these bonds were outstanding.

In mid-May 2015, we issued five-year US$600 million aggregate principal amount of currency linked zero coupon convertible bonds due 2020. Each bond, at the option of the holder, were convertible into our common shares at NT$15.4320 per share on December 31, 2017. The proceeds of this offering were used for purchasing machinery and equipment. As of December 31, 2017, no bonds had been converted or redeemed.

At our 2017 annual general meeting, our stockholders authorized our board of directors to raise capital from private placement, through issuing instruments such as common shares, depositary receipts (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and our needs. The amount of common shares issued or convertible is proposed to be no more than 10% of our issued and outstanding share capital (i.e., no more than 1,262,431,871 common shares). According to Item 6, Article 43-6 of the R.O.C. Security and Exchange Act, any private placement of our common shares must be conducted separately within one year after approval at the annual general meeting of stockholders. The approval to conduct a private placement of our common shares will expire on June 12, 2018.

In late March 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$8,300 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$6,200 million. Interest will be paid annually at 1.15%, and the principal will be repayable in March 2022 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,100 million. Interest will be paid annually at 1.43%, and the principal will be repayable in March 2024 upon maturity. The proceeds of this offering are used for repay debt. As of December 31, 2017, NT$8,300 million aggregate principal amount of these bonds were outstanding.

In early October 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$5,400 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest will be paid annually at 0.94%, and the principal will be repayable in October 2022 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$3,400 million. Interest will be paid annually at 1.13%, and the principal will be repayable in October 2024 upon maturity. The proceeds of this offering are used for repay debt. As of December 31, 2017, NT$5,400 million aggregate principal amount of these bonds were outstanding.

Operating Activities

In 2017, net cash provided by operating activities was NT$52,474 million (US$1,770 million), primarily due to net income before income tax of NT$7,672 million (US$259 million) and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$53,099 million (US$1,791 million), partially offset by the change in other current assets of NT$4,398 million (US$148 million).

In 2016, net cash provided by operating activities was NT$46,450 million, primarily due to net income before income tax of NT$4,721 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$51,984 million, partially offset by the change in other current assets of NT$8,640 million.

In 2015, net cash provided by operating activities was NT$59,788 million, primarily due to the net income before income tax of NT$13,669 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$45,472 million.

Investing Activities

In 2017, net cash used in investing activities was NT$35,416 million (US$1,195 million), primarily due to cash used to purchase equipment at our fabs amounting to NT$44,236 million (US$1,492 million), partially offset by proceeds of NT$6,756 million (US$228 million) from government grants related to assets acquisition and proceeds of NT$2,179 million (US$74 million) from disposal of financial assets.

In 2016, net cash used in investing activities was NT$80,086 million, primarily due to cash used to purchase equipment at our fabs amounting to NT$91,561 million, partially offset by proceeds of NT$9,566 million from government grants related to assets acquisition and proceeds of NT$4,370 million from disposal of financial assets.

In 2015, net cash used in investing activities was NT$68,481 million, primarily due to cash used to purchase equipment at our fabs amounting to NT$60,504 million and acquire financial assets of NT$5,032 million.

Financing Activities

In 2017, net cash provided by financing activities was NT$9,162 million (US$309 million), primarily due to the increase in bank loans of NT$10,277 million (US$347 million) and the net increase from bonds issue and redemption of NT$6,200 million (US$209 million), partially offset by NT$6,103 million (US$206 million) for cash dividend payment.

In 2016, net cash provided by financing activities was NT$38,795 million, primarily due to the increase in bank loans of NT$32,134 million and other financial liabilities of NT$15,979 million, partially offset by NT$6,907 million for cash dividend payment.

In 2015, net cash provided by financing activities was NT$15,049 million, primarily due to proceeds from bonds issued of NT$18,425 million and increase in other financial liabilities of NT$6,108 million, partially offset by NT$6,939 million for cash dividend payment.

We had NT$25,446 million (US$858 million) in outstanding short-term loans as of December 31, 2017. We had total availability under existing short-term lines of credit of NT$62,057 million (US$2,094 million) as of December 31, 2017.

We had bonds payable of NT$48,518 million (US$1,637 million) in the aggregate as of December 31, 2017.

As of December 31, 2017, our outstanding long-term debts primarily consisted of NT$973 million (US$33 million) unsecured and NT$1,549 million (US$52 million) secured long-term bank loans due in 2018, NT$599 million (US$20 million) unsecured and NT$1,529 million (US$52 million) secured long-term bank loans due in 2019, NT$349 million (US$12 million) unsecured and NT$3,772 million (US$127 million) secured long-term bank loans due in 2020, NT$100 million (US$3 million) unsecured and NT$3,765 million (US$127 million) secured long-term bank loans due in 2021, NT$7,515 million (US$253 million) secured long-term bank loans due in 2022, and NT$12,018 million (US$405 million) secured long-term bank loans due in 2023 and thereafter. The interest rates of our long-term bank loans range from 0.99% to 4.66%.

As of December 31, 2017, the current portion of bonds due within one year was NT$24,842 million (US$838 million), and the current portion of long-term bank loans due within one year was NT$2,522 million (US$85 million).

Capital Expenditures

We continue to maintain high levels of capital expenditures as we believe there are promising opportunities for 28-nanometer and 40-nanometer technologies. We continue to devote most of our capital expenditure to improvement of advanced technology within 12-inch fabs. As a result, we have entered into several construction contracts for the expansion of our factory space in Taiwan and China. As of December 31, 2017, these construction contracts amounted to NT$3,732 million (US$126 million) and the portion of the contracts not yet recognized was approximately NT$601 million (US$20 million). In 2015, 2016 and 2017, we incurred capital expenditures of approximately NT$60,504 million, NT$91,561 million and NT$44,236 million (US$1,492 million), respectively, primarily to purchase equipment for research and development and production purposes. We will focus on our addressable markets (i.e., 40 and 28-nanometer) and continue to build up our production capacity. We believe our 28-nanometer technology progress will propel our advanced process growth, strengthen our future competitiveness, and enhance our portfolio of comprehensive foundry solutions available to our customers.

We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure requirements at least through the end of 2018. Due to rapid changes in technology in the semiconductor industry, however, we have frequent demand for investment in new manufacturing technologies. We cannot assure you that we will be able to raise additional capital, should that become necessary, on terms acceptable to us, or at all. If financing is not available on terms acceptable to us, management intends to reduce expenditures so as to delay the need for additional financing. To the extent that we do not generate sufficient cash flows from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings to finance our working capital needs or our future expansion plans. The sale of additional equity or equity-linked securities may result in additional dilution to our stockholders. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our products and change in our product mix, which in turn may be adversely affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the average selling price of our products. The average selling price of our products have been subjected to downward pressure in the past and are reasonably likely to be subject to further downward pressure in the future. We have not historically relied on, and we do not plan to rely on in the foreseeable future, off-balance sheet financing arrangements to finance our operations or expansion.

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

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$12,175 million, NT$13,532 million and NT$13,669 million (US$461 million) in 2015, 2016 and 2017, respectively, in research and development, which represented 8.4%, 9.2% and 9.2%, respectively, of net operating revenues for such years. We believe that our continuous spending on research and development will help us maintain our position as a technological leader in the foundry industry. As of December 31, 2017, we employed 1,909 professionals in our research and development division.

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

We do not generally provide letters of credit to, or guarantees for, or engage in any repurchase financing transactions with any entity other than our consolidated subsidiaries. We have in the past, from time to time, entered into foreign currency forward contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. We do not engage in any speculative activities using derivative instruments. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2017.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in NT$ millions)
Long-term debt (1)
Unsecured bonds	49,396	7,500	23,196	10,200	8,500
Long-term loans	32,169	2,522	6,249	11,380	12,018
Operating lease obligations (2)	4,738	363	680	632	3,063
Purchase obligations (3)	5,442	1,114	1,013	663	2,652
Other long-term obligations (4)	23,287	579	340	21	22,347

Total contractual cash obligations	115,032	12,078	31,478	22,896	48,580

(1)	Assuming the domestic bonds are paid off upon maturity.
(2)	Represents our obligations to make lease payments to use machineries, equipment and land on which our fabs are located, primarily in the Hsinchu Science Park and the Tainan Science Park in Taiwan, Pasir Ris Wafer Fab Park in Singapore.
(3)	Represents commitments for purchase of raw materials and construction contracts. These commitments are not recorded on our balance sheet as of December 31, 2017.
(4)	Represents intellectual properties and royalties payable under our technology license agreements and the financial liability for the repurchase of other investors’ investment. The amounts of payments due under these agreements are determined based on fixed contract amounts.

G.	Safe Harbor

See “Forward-Looking Statements in This Annual Report May Not Be Realized.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age, position, tenure and biography of each of our directors and executives as of March 31, 2018. There is no family relationship among any of these persons.

The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Year(s) with Us
Stan Hung	57	Chairman, Director and Chief Strategy Officer	26
Jason Wang	55	Co-president and Director (Representative of Silicon Integrated Systems Corp.)	10
Shan-Chieh Chien	60	Co-president and Director (Representative of UMC Science and Culture Foundation)	29
Ting-Yu Lin	56	Director	12
Chung-Laung Liu (1)	84	Independent Director	12
Cheng-Li Huang (1)	69	Independent Director	9
Wenyi Chu (1)	51	Independent Director	3
Chitung Liu	52	Director, Chief Financial Officer and Vice President	17

(1)	Member of the Audit Committee.

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

Jason Wang is a director of our company and has been our co-president since June 2017. Mr. Wang is a representative of Silicon Integrated Systems Corp. and also serves on the board of directors of UMC GROUP (USA) since 2004. Mr. Wang joined UMC as Vice President of Corporate Marketing in 2008, and from 2009 to 2014, served as President of UMC GROUP (USA) responsible for business operation efficiency enhancement and UMC North America strategic business development. Mr. Wang is also a director of Fortune Venture Capital Corporation, TLC Capital Co., Ltd., UMC New Business Investment Corporation, Wavetek Microelectronics Corporation, United Microelectronics (Europe) B.V., UMC Capital Corp., UMC Capital (USA), United Microtechnology Corporation (New York), United Microtechnology (California) and Sino Paragon Limited. Mr. Wang did his undergraduate study in Business Administration at San Jose State University.

Shan-Chieh Chien is a director of our company and has been our co-president since June 2017. Mr. Chien is a representative of UMC Science and Culture Foundation and he is also a director of Fortune Venture Capital Corporation, TLC Capital Co., UMC New Business Investment Corp., United Semiconductor (XIAMEN) Co., Ltd., Wavetek Microelectronics Corporation, Epistar Corp. and UMC Capital Corp. Mr. Chien received a bachelor’s degree in chemical engineering from National Taiwan University.

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

Chitung Liu is a director, the chief financial officer and vice president of our company. Prior to joining our company in 2001, Mr. Liu was a managing director of UBS. Mr. Liu is a representative of Hsun Chieh Investment Co. and he is also a director of UMC New Business Investment Corporation, Unimicron Corporation, Novatek Microelectronic Corp., UMC Group (USA), Green Earth Limited, ECP Vita Pte. Ltd., Omni Global Limited, UMC Capital Corp., United Microchip Corporation, UMC Technology Japan Co., Ltd., Sino Paragon Limited and Mie Fujitsu Semiconductor Limited. Mr. Liu received an executive MBA degree from National Taiwan University in 2009.

B.	Compensation

The aggregate compensation paid and benefits in kind granted to our directors in 2017 were approximately NT$32.4 million (US$1.1 million). The remuneration was out of our 2017 earnings distribution plan, and the distribution percentage for directors is 0.3%. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Some of the remuneration was paid to the legal entities that certain directors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2017 were approximately NT$194.4 million (US$6.6 million), which include NT$36.4 million (US$1.2 million) as bonus. Certain of our directors who also served as executive officers held stock options, however, all stock options expired on June 18, 2015.

C.	Board Practices

All of our directors were elected in June 2015 for a term of three years except for Mr. Shan-Chieh Chien and Mr. Chitung Liu. Mr. Shan-Chieh Chien was reassigned as a juristic-person director by the UMC Science and Culture Foundation in March 2016 and will serve for a term of three years. Mr. Chitung Liu was reassigned as a juristic-person director by Hsun Chieh Investment Co., in September 2017 and will serve for a term of three years. Neither we nor any of our subsidiaries has entered into a contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

Audit Committee

Our board of directors established an audit committee in March 2005. In the annual general meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Directors”. After the re-election of directors in the stockholders’ meeting on June 9, 2015, our board of directors appointed Chung-Laung Liu, Chun-Yen Chang, Cheng-Li Huang and Wenyi Chu to be the members of the audit committee. Professor Chun-Yen Chang resigned as a director on January 1, 2017. Each audit committee member is an independent director who is financially literate with accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Pursuant to an audit committee charter, the audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our internal audit function and independent auditors, and overseeing the accounting policies and financial reporting and disclosure practices of our company. The audit committee also has the authority to engage special legal, accounting or other consultants it deems necessary in the performance of its duties.

Remuneration Committee

The R.O.C. Securities and Exchange Act, as amended on November 24, 2010, further introduced the mechanism of a “Remuneration Committee”, which requires all the publicly listed companies in the R.O.C., including our company, to adopt a remuneration committee. On March 18, 2011, R.O.C. FSC promulgated the Regulations Governing the Establishment and Exercise of Powers by Compensation Committees of Public Companies, according to which, public listed companies of our size shall set up the remuneration committee no later than September 30, 2011 and the remuneration committee shall be composed of no less than three members commissioned by the board of directors. In addition, for a company with independent directors, such as us, at least one of the remuneration committee members shall be the independent director of such company. We established a remuneration committee in accordance with Article 14-6 of the R.O.C. Securities and Exchange Act on April 27, 2011. We amended our articles of incorporation to implement the mechanism of our remuneration committee during the annual general meeting held on June 15, 2011. After the re-election of directors in the annual general meeting on June 9, 2015, our board of directors appointed Chung-Laung Liu, Chun-Yen Chang, Cheng-Li Huang and Wenyi Chu to be the members of the remuneration committee. Professor Chun-Yen Chang resigned as a director on January 1, 2017.

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

Nominating Committee

Our board of directors established a nominating committee in December 2017. Our nominating committee initially consists of Chung-Laung Liu, Cheng-Li Huang and Wenyi Chu, each of whom is an independent director. The nominating committee is to assist the board to enhance the management mechanism and to improve corporate governance for our sustainable development. The objectives of our nominating committee include: (i) to constitute the nomination policy and succession plans of the directors and the executives, and to review and propose the candidate list of the directors and the executives accordingly; (ii) to construct and to develop the operation of our board and the board committees, as well as to plan and to execute the performance assessment of the board, the board committees and the executives, and (iii) to enhance the corporate governance system and practices in order to protect the interests of our stakeholders.

D.	Employees

As of December 31, 2017, we had 20,076 employees, which included 11,846 engineers, 7,432 technicians and 798 administrative staff performing administrative functions on a consolidated basis. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
	2015	2016	2017
Employees
Engineers	10,750	11,596	11,846
Technicians	6,796	7,123	7,432
Administrative Staff	843	820	798

Total	18,389	19,539	20,076

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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On March 7, 2018, our board of directors proposed an employee bonus in cash in the amount of NT$1,032.3 million (US$34.8 million) in relation to retained earnings in 2017.

Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E.	Share Ownership

As of March 31, 2018, each of our directors and executive officers held common shares and/or ADSs of United Microelectronics, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Chung-Laung Liu, Cheng-Li Huang and Wenyi Chu, our independent directors. As of April 25, 2018, our most recent record date, Hsun Chieh Investment Co. held approximately 441 million of our common shares, representing approximately 3.5% of our issued and outstanding share capital. Silicon Integrated Systems Corp. held approximately 315 million of our common shares, representing approximately 2.5% of our issued and outstanding share capital. Chairman Mr. Hung held approximately 16 million of our common shares, representing approximately 0.13% of our issued and outstanding share capital. Ting-Yu Lin held approximately 13 million of our common shares, representing approximately 0.1% of our issued and outstanding share capital.

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

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of (i) April 25, 2018, our most recent record date, and (ii) as of certain record dates in each of the preceding three years, for (1) the stockholders known by us to beneficially own more than 2% of our common shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules.

	As of April 9, 2016	As of April 10, 2017	As of April 25, 2018
	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned
Name of Beneficial Owner
Hsun Chieh Investment Co., Ltd. (1)	3.46%	3.50%	441,371,000	3.50%
Silicon Integrated Systems Corp.	2.47%	2.50%	315,380,424	2.50%
Directors and executive officers as a group	6.28%	6.33%	797,980,721	6.32%

(1)	36.49% owned by United Microelectronics Corporation as of March 31, 2018.

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

The following table shows our aggregate ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of December 31, 2017.

Name	Ownership %
Silicon Integrated Systems Corp.	19.70
Faraday Technology Corp.	13.78

We provide foundry services to this fabless design company and the sales price was determined through mutual agreement in reference to market conditions. We derived NT$1,140 million, NT$1,963 million and NT$1,388 million (US$47 million) of our net operating revenues in 2015, 2016 and 2017, respectively, from the provision of our foundry services. For more information, please refer to Note 7 to our audited consolidated financial statements included in this annual report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of all financial statements filed as part of this annual report on Form 20-F.

Legal and Administrative Proceedings

We may, from time to time, become a party to various legal or administrative proceedings arising in the ordinary course of our business.

On August 31, 2017, the Taichung District Prosecutors Office indicated that we had violated the Trade Secret Act of the R.O.C., alleging that our employees misappropriated the trade secrets of Micron Technology Inc., or Micron. The case is currently in progress. We intend to defend vigorously against this allegation and have engaged attorneys to defend the case.

On December 5, 2017, Micron filed a civil action with similar cause against us with the United States District Court, Northern District of California. Micron claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins us from using its trade secrets in question. The case is currently in progress.

On January 12, 2018, we filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, Micron (Xi’an) Co., Ltd. and Micron (Shanghai) Trading Co., Ltd., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and also to destroy all inventories and related molds and tools. The case is currently pending the defendants’ response.

Other than the abovementioned legal proceedings, we are not currently involved in any material litigation or other proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. On June 9, 2015, our stockholders approved a cash distribution of NT$0.55 per common share for an aggregate of NT$6,939,321,835. On June 24, 2015, our board of directors resolved to adjust the cash dividend ratio to NT$0.54969673 per common share because the number of outstanding common shares had changed as a result of the exercise of employee stock options and our repurchase of treasury common shares. On June 8, 2016, our stockholders approved a cash distribution of NT$0.55 per common share for an aggregate of NT$6,906,973,103. On June 15, 2016, our board of directors resolved to adjust the cash dividend ratio to NT$0.56501906 per common share because the number of outstanding common shares had changed as a result of our repurchase and cancellation of treasury common shares. On June 8, 2017, our stockholders approved a cash distribution of NT$0.50 per common share for an aggregate of NT$6,112,159,358. On March 7, 2018, our board of directors proposed dividends of NT$8,557,023,101 (approximately NT$0.70 per common share) which are expected to be approved at our annual general meeting on June 12, 2018.

The following table sets forth the cash dividends per share and stock dividends per share as a percentage of common shares outstanding paid during each of the years indicated in respect of common shares outstanding at the end of each such year, except as otherwise noted.

	Cash Dividend per Share	Stock Dividend per Share	Total Number of Common Shares Issued as Stock Dividend	Number of Outstanding Common Shares at Year End
	NT$	NT$
1997	—	3.0	868,629,276	4,117,758,265
1998	—	2.9	1,199,052,940	5,480,221,725
1999	—	1.5	834,140,790	6,638,054,462
2000	—	2.0	1,809,853,716	11,439,016,900
2001	—	1.5	1,715,104,035	13,169,235,416
2002	—	1.5	1,968,018,212	15,238,578,646
2003	—	0.4	607,925,145	15,941,901,463
2004	—	0.8	1,288,558,185	17,550,800,859
2005	0.1029	1.029	1,758,736,435	18,856,632,324
2006	0.409141420	0.10228530	179,031,672	19,131,192,690
2007	0.7	—	—	13,214,494,883
2008	0.75	0.45	562,958,816	12,987,771,315
2009	—	—	—	12,987,771,315
2010	0.5	—	—	12,987,912,315
2011	1.11164840	—	—	13,084,341,565
2012	0.49980232	—	—	12,951,805,540
2013	0.40639654	—	—	12,692,081,665
2014	0.50	—	—	12,725,207,790
2015	0.54969673	—	—	12,758,132,915
2016	0.56501906	—	—	12,624,318,715
2017	0.50	—	—	12,624,318,715

(1)	We declare stock dividends in an NT dollar amount per share, but we pay the stock dividends to our stockholders in the form of common shares. The amount of common shares distributed to each stockholder is calculated by multiplying the dividend declared by the number of common shares held by the given stockholder, divided by the par value of NT$10 per share. Fractional common shares are not issued but are paid in cash.

B.	Significant Changes

For the significant subsequent events following the close of the last financial year up to the date of this annual report on Form 20-F, please refer to Note 10 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Market Price Information for Our Common Shares Our common shares have been listed on the Taiwan Stock Exchange since July 1985. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares. The closing price for our common shares on the Taiwan Stock Exchange on April 25, 2018 was NT$15.50 per share.

	High	Low	Average Daily Trading Volume
	NT$	NT$	(in thousands of shares)
2013	12.40	10.90	41,684.47
2014	16.50	12.00	55,017.35
2015	16.05	10.05	49,605.91
2016	13.45	11.05	29,448.00
First Quarter	13.45	11.05	35,802.67
Second Quarter	13.15	11.25	33,939.22
Third Quarter	12.95	11.40	30,259.64
Fourth Quarter	11.75	11.20	18,721.40
2017	16.50	11.30	52,740.00
First Quarter	12.75	11.30	35,239.54
Second Quarter	14.75	11.85	47,578.88
Third Quarter	16.50	13.40	84,644.13
Fourth Quarter	16.15	14.05	39,944.53
October	15.95	15.15	47,770.55
November	16.15	15.25	42,644.94
December	15.70	14.05	30,034.85
2018 (through April 25)	15.85	13.85	50,203.92
First Quarter	15.55	13.85	54,024.97
January	14.75	14.00	56,235.16
February	14.55	13.85	64,791.35
March	15.55	13.90	45,825.53
Second Quarter (through April 25)	15.85	15.25	35,429.18
April (through April 25)	15.85	15.25	35,429.18

Source: Taiwan Stock Exchange.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. The outstanding ADSs are identified by the CUSIP number 910873 40 5. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 25, 2018 was US$2.61 per ADS. Each of our ADSs represents the right to receive five common shares.

	High	Low	Average Daily Trading Volume
	US$	US$	(in ADSs)
2013	2.43	1.77	1,862,883
2014	2.58	1.95	1,043,726
2015	2.54	1.61	1,054,206
2016	2.14	1.66	916,311
First Quarter	2.14	1.66	1,011,631
Second Quarter	2.13	1.75	840,578
Third Quarter	2.09	1.82	925,959
Fourth Quarter	1.92	1.75	840,578
2017	2.71	1.76	1,736,511
First Quarter	2.04	1.76	1,657,901
Second Quarter	2.44	1.89	2,156,303

	High	Low	Average Daily Trading Volume
	US$	US$	(in ADSs)
Third Quarter	2.71	2.21	2,013,218
Fourth Quarter	2.69	2.36	1,117,375
October	2.65	2.51	1,300,575
November	2.69	2.53	800,919
December	2.62	2.36	1,248,133
2018 (through April 25)	2.73	2.33	1,050205
First Quarter	2.73	2.33	1,111,572
January	2.52	2.38	1,061,114
February	2.49	2.33	1,040,163
March	2.73	2.39	1,271,638
Second Quarter (through April 25)	2.64	2.53	842,237
April (through April 25)	2.64	2.53	842,237

Sources: Thomson One

As of March 31, 2018, there were a total of 144,260,108 ADSs listed on the NYSE. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold these common shares through a brokerage or custodial account in the R.O.C. As of March 31, 2018, 721,300,540 common shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2018, 144,244,257 ADSs representing these 721,221,285 common shares were held of record by Cede & Co., and 15,851 ADSs were held by U.S. registered stockholders. We have no further information as to common shares held or beneficially owned by U.S. persons.

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

Objects and Purpose

The scope of business of United Microelectronics as set forth in Article 2 of our articles of incorporation, includes (i) integrated circuits; (ii) semiconductor parts and components; (iii) parts and components of microcomputers, microprocessors, peripheral support and system products; (iv) parts and components of semiconductor memory systems products; (v) semiconductor parts and components for digital transceiver product and system products; (vi) semiconductor parts and components for telecom system and system products; (vii) testing and packaging of integrated circuits; (viii) mask production; (ix) metals, derived fuels and chemical products generated simultaneously from our manufacturing process; (x) management consulting service in regard to sustainable development, energy/resources conservation technologies and semiconductor fab related affairs; (xi) clearance, recycle and disposal of waste and manufacturing outputs; research and development, design, production, sales, promotion and after-sale services related to our business; and (xii) export/import trade related to our business.

Directors

The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by stockholders and is responsible for the management of our business. As of March 31, 2018, our board of directors consisted of eight directors, out of which three are independent directors. In the annual general meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual general meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our stockholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at an annual general meeting involving the election of directors. Pursuant to the R.O.C. Company Act, entity that owns our common shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our stockholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. As of March 31, 2018, three of our eight directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

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

In addition, pursuant to the amended R.O.C. Securities and Exchange Act, a public company is required to either establish an audit committee, or R.O.C. Audit Committee, or retain supervisors, provided that the R.O.C. FSC may, after considering the scale and business nature of a public company and other necessary situation, require the company to establish an audit committee in place of its supervisors. We have amended our articles of incorporation in the annual general meeting held on June 13, 2008, introducing the mechanism of an R.O.C. Audit Committee. On February 20, 2013, the R.O.C. FSC has ruled that a public company with certain scale or of certain business nature, including us, shall establish an R.O.C. Audit Committee instead of the supervisors. According to our latest amended articles of incorporation and audit committee charter, our R.O.C. Audit Committee is composed of all independent directors and performs the power and duties provided by applicable laws and regulations, including without limitation the powers and the duties of supervisors provided under the R.O.C. Company Act. A company is not allowed to maintain both supervisors and a R.O.C. Audit Committee, so we chose to eliminate our supervisors when we established our R.O.C. Audit Committee in 2009.

According to our current articles of incorporation, we may purchase directors and officers liability insurance for our directors, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for.

Common Shares

As of December 31, 2017, our authorized share capital was NT$260 billion, divided into 26 billion common shares, of which 12,624,318,715 common shares were issued and outstanding. All common shares presently issued are fully paid and in registered form, and existing stockholders are not subject to any capital calls. We do not have any outstanding warrants or option to purchase our common shares.

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

Authorized by latest amendment of the R.O.C Company Act, the R.O.C. FSC has issued an administrative order on February 20, 2012 to require Taiwan Stock Exchange-listed companies, such as our company, and Taipei Exchange (previously known as “GreTai Securities Market”)-listed companies in the R.O.C. with NT$10 billion or more of paid-in share capital and with 10,000 or more stockholders as of the first date of the close period applicable to the stockholders’ meeting to adopt an e-voting system for the stockholders’ meeting. According to the administrative order by the R.O.C. FSC, commencing from January 1, 2018, all listed companies shall adopt the e-voting system for the stockholders’ meeting. The e-voting system provides a new platform for stockholders to exercise their voting rights online. As a company that meets the foregoing criteria, we have successfully adopted the e-voting system in the 2012 stockholders’ meeting and voted by poll on each agenda item for discussion.

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

The remaining amount may be distributed according to the distribution plan proposed by our board of directors based on our dividend policy, and submitted to the stockholders’ meeting for approval. Our articles of incorporation also specify that the amount distributable as dividend shall be the sum of (x) the balance of our earnings deducted by (i) payment of all taxes and dues, (ii) deduction of any past losses, (iii) allocation of 10% of our net income as a statutory reserve (which may be exempted if the accumulated amount of legal reserve has amounted to our paid-in capital); and (iv) special reserve, if any, plus (y) the retained earnings of previous years. In the annual general meeting held in June 2005, our stockholders approved a change of the percentage of stock dividend issued to our stockholders, if any, to no more than 80% and cash dividend, if any, to no less than 20%.

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

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans disclosed in “Item 16E—Purchase Of Equity Securities By The Issuer And Affiliated Purchasers.” We may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our common shares. Historically, we have cancelled some of the repurchased common shares and transferred some of the repurchased common shares to our employees as employee compensation. In 2010, 2013 and 2015, we purchased an aggregate of 300 million, 200 million and 200 million, respectively, of our common shares under these plans. From February 3, 2010 to April 2, 2010, we purchased 300 million of our common shares on the Taiwan Stock Exchange at an average price of NT$16.15 per share to transfer to our employees as employee compensation. From March 14, 2013 to May 13, 2013, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.23 per share to transfer to our employees as employee compensation. From July 30, 2015 to September 29, 2015, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.02 per share to transfer to our employees as employee compensation.

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

Major Long-term Supply and Marketing Agreements

We have entered into long-term distribution, sales, service and marketing agreements with the following companies: UMC Group (USA), an agreement effective from January 1, 2013 through December 3, 2018; UMC Group Japan Co., Ltd., an agreement effective from January 1, 2018 through December 31, 2022; and Hejian, an agreement effective from January 1, 2017 through December 31, 2017.

Major Construction Agreements

We entered into construction agreements in connection with the USC facility with several companies, such as L&K Engineering (Suzhou) Co.,Ltd., Wholetech Group (Shanghai) Trading Co. Ltd., and Tan Hou (Shanghai) Semiconductor Exhaust Industry Co., Ltd., for the construction of the Fab 12X in Xiamen, Fujian Province, China. These agreements are effective from January 1, 2017 to December 31, 2017, and the total contractual amount exceeds US$15.7 million.

We also entered into various major facility construction agreements in connection with our Fab 12A fab facility, piping, and various material supply systems, with companies such as Wholetech System Hitech Limited, Zillion Tek Co., Ltd., HER LI MACHINERY INDUSTRIAL CO., LTD., and O’RIGHT ENGINEERING CORP., for our Fab 12A phase 5 facilities in the Tainan Science Park. These agreements are effective from January 2017 to December 2018, and the total contractual amount exceeds NT$0.2 billion.

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

Dividends

Dividends, whether in cash or common shares, declared by us out of retained earnings and paid out to a holder that is not an R.O.C. resident in respect of common shares represented by ADSs are subject to R.O.C. withholding tax at the time of distribution. The rate of withholding is currently 21% of the amount of the distribution in the case of cash dividends or of the par value of the common shares distributed in the case of stock dividends. Under current practice adopted by tax authorities, a 21% withholding rate is applied to a non-R.O.C. resident ADS holder without requiring the holder to apply for or obtain foreign investment approval. As discussed in the section “—Tax Reform” below, certain of our retained earnings will be subject to a certain percentage of undistributed retained earnings tax. To the extent dividends are paid out of retained earnings that have been subject to the retained earnings tax, up to a maximum amount of half of the amount of such tax will be used by us to offset a non-R.O.C. resident’s withholding tax liability on such dividend. Consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax may be less than 20%; provided, however, according to the latest amendment of the R.O.C. Income Tax Act, such benefit will no longer exist from January 1, 2019 and thus no offset will be effected thereafter. There is no withholding tax with respect to stock dividends declared out of our capital surplus of premiums from issuing stock resulting from the capital paid by the shareholders.

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

Estate Taxation and Gift Tax

R.O.C. estate tax is payable on any property within the R.O.C. of a deceased individual who is a non-resident individual or a non-R.O.C. citizen and R.O.C. gift tax is payable on any property located within the R.O.C. donated by any such person. Under the newly amended Articles 13 and 19 of the R.O.C. Estate and Gift Tax Act, which became effective on May 12, 2017, tax brackets and rates of estate tax are as follows: (1) if the net taxable estate is no more than NT$50,000,000, the tax rate shall be 10%; (2) if the net taxable estate is more than NT$50,000,000 but no more than NT$100,000,000, the estate tax payable shall be NT$5,000,000 plus 15% for the amount in excess of NT$50,000,000; and (3) if the net taxable estate is more than NT$100,000,000, the estate tax payable shall be NT$12,500,000 plus 20% for the amount in excess of NT$100,000,000; tax brackets and rates of gift tax are as follows: (1) if the net taxable gifts are no more than NT$25,000,000, the tax rate shall be 10%; (2) if the net taxable gifts are more than NT$25,000,000 but no more than NT$50,000,000, the gift tax payable shall be NT$2,500,000 plus 15% for the amount in excess of NT$25,000,000; and (3) if the net taxable gifts are more than NT$50,000,000, the gift tax payable shall be NT$6,250,000 plus 20% for the amount in excess of NT$50,000,000. Under R.O.C. estate and gift tax laws, the common shares will be deemed located in the R.O.C. irrespective of the location of the owner. It is unclear whether a holder of ADSs will be considered to own common shares for this purpose.

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

Tax Reform

An amendment to the R.O.C. Income Tax law was enacted on January 1, 1998, to integrate the corporate income tax and the stockholder dividend tax with the aim of eliminating the double taxation effect for resident stockholders of Taiwanese corporations. In order to improve Taiwan’s tax system and to keep up with the trend of international tax reform, the R.O.C. Income Tax law was further amended in 2018 to replace the old tax system which integrated the corporate income tax and the stockholder dividend tax. Except for limited exceptions, the amendment shall take effect retroactively from January 1, 2018.

Under this amendment, a 10% retained earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 that are not distributed in the following year; while a 5% retained earning tax will be imposed for after-tax earnings generated from January 2018. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. Under the old tax system, when we declare dividends out of those retained earnings, up to a maximum amount of half of the amount of such tax of the declared dividends will be credited against the withholding tax imposed on the non-R.O.C. resident holders of our ADSs or common shares; from January 1, 2019, the benefit will no longer exist and no retained earnings tax will be credited.

U.S. Federal Income Tax Considerations for U.S. Persons

The following is a summary of certain U.S. federal income tax consequences for beneficial owners of our common shares or ADSs that hold the common shares or ADSs as capital assets and that are U.S. holders that are not citizens of the R.O.C., do not have a permanent establishment in the R.O.C. and are not physically present in the R.O.C. for 183 days or more within a calendar year. You are a U.S. holder if you are, for U.S. federal income tax purposes, any of the following:

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

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution or an insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a real estate investment trust;

•	a person liable for alternative minimum tax;

•	a person holding common shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person owning, actually or constructively, 10% or more of our stock (by vote or value);

•	a person required to accelerate the recognition of any item of gross income with respect to our common shares or ADSs as a result of such income being recognized on an applicable financial statement; or

•	a U.S. holder whose “functional currency” is not the U.S. dollar.

We cannot assure you that a later change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you should consult your tax advisor.

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

Taxation of Dividends

Except as discussed below with respect to the passive foreign investment company rules, the amount of distributions (including net amounts withheld in respect of R.O.C. withholding taxes) you receive on your common shares or ADSs (other than certain pro rata distributions of common shares to all stockholders) will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. In determining the net amounts withheld in respect of R.O.C. taxes, any reduction in the amount withheld on account of an R.O.C. credit in respect of the retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax. Such income (including withheld taxes) will be includible in your gross income as ordinary income on the day you actually or constructively receive it, which in the case of an ADS will be the date actually or constructively received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. You will not be entitled to claim a dividend received deduction with respect to distributions you receive from us.

With respect to non-corporate U.S. holders (including individuals), certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on common shares (or ADSs backed by such common shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our common shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below with respect to the passive foreign investment company rules, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our common shares will be listed on an established securities market in the United States, we do not believe that dividends we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. Moreover, there can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d) (4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders will also not be eligible for the reduced rates of taxation on dividends if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

The amount of any dividend paid in NT dollars will equal the U.S. dollar value of the NT dollars you receive (calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, which in the case of an ADS will be the date actually or constructively received by the depositary), regardless of whether the NT dollars are actually converted into U.S. dollars. If the NT dollars received as a dividend are converted into U.S. dollars on the date they are actually or constructively received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the NT dollars received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the NT dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of the NT dollars will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Passive Foreign Investment Company

Based on the composition of our income and assets, and the valuation of our assets, we do not believe that we are currently (or that we were in 2017) a passive foreign investment company, or PFIC, and we do not expect to become one in the future, although there can be no assurance in this regard.

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

In addition, the determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. A decrease in the price of our common shares and ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold common shares or ADSs, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold common shares or ADSs and you do not make a timely mark-to market election as described below, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of common shares or ADSs. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares or ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If you hold common shares or ADSs in any year in which we are a PFIC, you are generally required to file Internal Revenue Service Form 8621.

If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the common shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

Under certain circumstances, a U.S. holder, in lieu of being subject to the rules discussed above with respect to excess distributions and recognized gains, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange (within the meaning of the applicable Treasury regulations). Under this method, any difference between the stock’s fair market value and its adjusted basis at the end of the year is accounted for by either an inclusion in income or, subject to limitations, a deduction from income, as described below. Under current U.S. Treasury Department guidance, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. You should also note that only the ADSs and not the common shares are listed on the NYSE. Our common shares are listed on the Taiwan Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in income each year that we are a PFIC as ordinary income the excess of the fair market value of your common shares or ADSs at the end of the year over your adjusted tax basis in the common shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your common shares or ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

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

Information Reporting and Backup Withholding

In general, unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of the common shares or ADSs and to the proceeds from the sale, exchange or other disposition of your common shares or ADSs that are paid to you within the United States (and in some cases, outside of the United States). Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make the necessary certifications of your exempt status, you may be subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

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

Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$644 million as of December 31, 2017. As of the same date, we also had Japanese Yen-denominated accounts receivable of ¥2,051 million attributable to our Japanese operations and Renminbi-denominated accounts receivable of RMB¥428 million attributable to our China operations. We had U.S. dollar-, Japanese Yen- and Renminbi-denominated accounts payables of US$120 million, ¥1,196 million and RMB¥132 million, respectively, as of December 31, 2017.

Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency-denominated accounts receivable, capital expenditures relating to equipment used in manufacturing processes (including photo etching and chemical vapor deposition) and purchased primarily from Europe, Japan and the United States.

The following table provides information as of December 31, 2017 on our market risk sensitive financial instruments.

	As of December 31, 2017
	Carrying Amount	Fair Amount
	(in NT$ millions)
Time Deposits: Non-Trading Purpose	53,357	53,357
Short-term Loans: Non-Trading Purpose	25,446	25,446
Bonds: Non-Trading Purpose	48,518	49,343
Long-term Loans: Non-Trading Purpose	32,165	32,165

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The tables below provide information of UMC as of December 31, 2017 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Dates					As of December 31, 2017
	2018	2019	2020	2021	2022 and thereunder	Total	Fair Value
	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	737.1					737.1	737.1
Average Interest Rate	1.48%					1.48%	1.48%
Fixed Rate (¥ JPY)
Average Interest Rate
Fixed Rate (RMB¥)	114.92					114.92	114.92
Average Interest Rate	1.96%					1.96%	1.96%
Fixed Rate (NT$)	1,892.77					1,892.77	1,892.77
Average Interest Rate	3.30%					3.30%	3.30%
Short-term Loans:
Variable Rate (US$)	559.96					559.96	559.96
Average Interest Rate	2.22%					2.22%	2.22%
Variable Rate ((NT$)	24.28%					24.28%	24.28%
Average Interest Rate	3.91%					3.91%	3.91%
Variable Rate (€)	49.11					49.11	49.11
Average Interest Rate	1.05%					1.05%	1.05%
Variable Rate (¥ JPY)	5,503.51					5,503.51	5,503.51
Average Interest Rate	0.99%					0.99%	0.99%
Unsecured Long-term Loans:
Variable Rate (NT$)	973	599	349	100		2,021	2,021
Average Interest Rate	1.61%	1.87%	1.78%	1.22%		1.70%	1.70%
Fixed Rate (NT$)
Average Interest Rate
Secured Long-term Loans:
Variable Rate (NT$)	12	12	6			29	29
Average Interest Rate	2.67%	2.67%	2.67%			2.67%	2.67%
Variable Rate (RMB¥)
Average Interest Rate
Variable Rate (US$)	40	40	100	100	520	800	800
Average Interest Rate	4.32%	4.32%	4.32%	4.32%	4.32%	4.32%	4.32%
Bonds:
Unsecured (NT$)	7,500					7,500	7,512
Fixed Rate	1.35%					1.35%	1.35%

	Expected Maturity Dates					As of December 31, 2017
	2018	2019	2020	2021	2022 and thereunder	Total	Fair Value
	(in millions, except percentages)
Unsecured (NT$)		2,500				2,500	2,531
Fixed Rate		1.63%				1.63%	1.63%
Unsecured (NT$)			2,500			2,500	2,496
Fixed Rate			1.50%			1.50%	1.50%
Unsecured (NT$)				2,000		2,000	1,999
Fixed Rate				1.70%		1.70%	1.70%
Unsecured (NT$)					3,000	3,000	3,088
Fixed Rate					1.95%	1.95%	1.95%
Unsecured (NT$)					6,200	6,200	6,259
Fixed Rate					1.15%	1.15%	1.15%
Unsecured (NT$)					2,100	2,100	2,138
Fixed Rate					1.43%	1.43%	1.43%
Unsecured (NT$)					2,000	2,000	2,000
Fixed Rate					0.94%	0.94%	0.94%
Unsecured (NT$)					3,400	3,400	3,400
Fixed Rate					1.13%	1.13%	1.13%

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

As of December 31, 2016, we had US$285 million outstanding in foreign currency forward contracts to sell U.S. dollars against NT dollars. All such foreign currency forward contracts expired in 2017 and no outstanding amount was recorded as of December 31, 2017.

We believe that we did not have material market risks as of December 31, 2017.

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

Depositary Payments

In 2017, we received the following payments from JPMorgan Chase & Co., the depositary for our ADR program through December 31, 2017.

Service	Fees (US$)
Reimbursement of listing fees	106,664.60
Reimbursement of U.S. SEC filing fees	125,176.80
Reimbursement of accounting supporting fees for FASB and Public Company Accounting Oversight Board	1,820.00
Reimbursement of annual ordinary stockholders’ meeting expenses	0.00
Reimbursement of fees in connection with annual financial and Sarbanes-Oxley Act of 2002 audit	1,370,521.73
Contribution to our company’s investor relations efforts	57,539.66
Others	284,578.35

Total	1,946,301.14

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of 2015, 2016 and 2017.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2017, an evaluation has been carried out under the supervision and with the participation of our management, including our Co-presidents and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Co-presidents and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2017.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or the COSO criteria. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2017 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2017, which is included immediately following this report.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of United Microelectronics Corporation:

Opinion on Internal Control over Financial Reporting

We have audited United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, United Microelectronics Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2016 and 2017, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 26, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young

Taipei, Taiwan

Republic of China

April 26, 2018

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

	Years ended December 31,
	2016	2017
	NT$	NT$	US$
	(in thousands)
Audit Fees (1)	56,336	57,242	1,931
Audit-related Fees (2)	1,024	1,153	39
Tax Fees (3)	4,467	10,055	339

Total	61,827	68,450	2,309

(1)	Audit fees consist of fees associated with the annual audit, review of our quarterly financial statements, statutory audits and internal control review. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and services related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include certification of our Singapore Branch to Singapore authorities and application for corporation registration.
(3)	Tax fees include fees billed for professional services rendered by Ernst & Young, primarily in connection with our tax compliance activities.

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

Since March 2004, we have from time to time announced plans, which were not binding on us, to buy back our common shares up to a certain amount on the Taiwan Stock Exchange. On July 29, 2015, we announced our 16th share buy-back plan since our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$7.55 and NT$18.80 per share during the period from July 30, 2015 to September 29, 2015. On May 11, 2016, we announced our 17th share buy-back plan since our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$7.90 and NT$18.70 per share during the period from May 12, 2016 to July 11, 2016. On March 7, 2018, we announced our 18th share buy-back plan after our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$9.85 and NT$21.30 per share during the period from March 8, 2018 to May 7, 2018. The table below sets forth the repurchases we made in the periods indicated.

Month	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Program	Maximum Number of Shares that May Yet be Purchased Under the Plans or Program
July 2015 (from July 30, 2015)	6,000,000	11.20	6,000,000	194,000,000
August 2015	127,000,000	10.92	133,000,000	67,000,000
September 2015 (till September 15, 2015)	67,000,000	11.17	200,000,000	—
May 2016 (from May 12, 2016)	119,000,000	11.73	119,000,000	81,000,000
June 2016 (till June 13, 2016)	81,000,000	12.33	200,000,000	—
March 2018 (till March 8, 2018)	39,607,000	15.19	39,607,000	160,393,000
April 2018 (till April 25, 2018)	81,556,000	15.47	121,163,000	78,837,000

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Board Committees. Under the NYSE listing standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate committee must develop and recommend to the board a set of corporate governance principles. We recently established a nominating committee in December 2017, which consists of three of our independent directors. The nominating committee is expected to assist our board to constitute a nomination policy and succession plans of the directors and the executives. We currently do not have a corporate governance committee, as such committee is not required under R.O.C. requirements. Our board of directors is responsible for regularly reviewing our corporate governance standards and practices.

Under the NYSE listing standards, companies are required to have a compensation committee, composed entirely of independent directors. Under the R.O.C. Company Act, however, companies incorporated in the R.O.C. are not required to have a compensation committee with the same standards as the NYSE listing standards, but publicly listed companies in the R.O.C. must have a remuneration committee in accordance with the applicable laws and rules in the R.O.C. Since 2011, we have established a remuneration committee composed of all the independent directors and convened meetings accordance with the applicable laws and rules in the R.O.C. The remuneration committee is responsible for determining the form and amount of compensation for each of our directors and executive officers under our articles of incorporation and the remuneration committee charter. In addition to the compensation approved at the annual general meeting, in the event we have net income in any fiscal year, we will distribute 0.1% of our earnings after payment of all income taxes, deduction of any past losses and allocation of 10% of our net income for legal reserves, as remuneration to our directors pursuant to our articles of incorporation.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Articles of Incorporation of the Company as last amended on June 15, 2011 (1)

2.1	Amended and Restated Deposit Agreement by and among the Company, JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder dated as of October 21, 2009 (2)

2.2	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement among the Company, JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (3)

4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, R.O.C., the site of Fab 6A (in Chinese with English summary translation) (4)

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8A and United Tower (in Chinese with English summary translation) (5) (P)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8C (in Chinese with English summary translation) (6) (P)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8D (in Chinese with English summary translation) (7) (P)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8E (in Chinese with English summary translation) (8) (P)

Exhibit Number	Description of Exhibits

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8F (in Chinese with English summary translation) (9) (P)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, R.O.C., the site of Fab 12A (in Chinese with English summary translation) (10) (P)

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation) (11)

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8S (in Chinese with English summary translation) (12)

4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab12i (summary) (13)

4.11	Merger Agreement, entered into as of April 29, 2009, among United Microelectronics Corporation, Infoshine Technology Limited and Best Elite International Limited (14)

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors and Officers (15)

11.2	Employee Code of Conduct (16)

*12.1	Certification of our Co-president pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Co-president pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.3	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Co-president pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Co-president pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.3	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*101.INS	XBRL Instance Document

*101.SCH	XBRL Taxonomy Extension Schema Document

*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

*101.LAB	XBRL Taxonomy Extension Label Linkbase Document

*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
(1)	Incorporated by reference to Exhibit 1.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-15128) filed with the Commission on April 18, 2014.
(2)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333- 162437) filed with the Commission on October 13, 2009.
(3)	Incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form F-6 (File No. 333- 172990) filed with the Commission on April 12, 2017.

(4)	Incorporated by reference to Exhibit 4.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(5)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(6)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(7)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(8)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(9)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(10)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(11)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.
(12)	Incorporated by reference to Exhibit 4.9 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(13)	Incorporated by reference to Exhibit 4.10 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(14)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 8, 2009.
(15)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on March 25, 2005.
(16)	Incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the Commission on May 26, 2006.
(P)	Paper exhibits

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED MICROELECTRONICS CORPORATION

By:	/s/ CHITUNG LIU
	Name:	Chitung Liu
	Title:	Director, Chief Financial Officer and Vice President

Date: April 26, 2018

United Microelectronics Corporation and Subsidiaries

Consolidated Financial Statements for years ended December 31, 2015, 2016 and 2017

Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of United Microelectronics Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the Company) as of December 31, 2016 and 2017, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 26, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young

We have served as the Company’s auditor since 2000.

Taipei, Taiwan

Republic of China

April 26, 2018

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2017

(Expressed in Thousands, Except for Par Value)

		As of December 31,
	Notes	2016	2017
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	4, 6(1)	57,578,981	81,674,572	2,755,552
Financial assets at fair value through profit or loss, current	4, 5, 6(2), 11(7)	714,169	716,918	24,188
Notes receivable	4	8,029	6,283	212
Accounts receivable, net	4, 6(3)	22,901,461	20,876,417	704,333
Accounts receivable-related parties, net	4, 7	136,910	91,065	3,072
Other receivables	4	918,652	1,175,307	39,653
Current tax assets	4	38,022	625,343	21,098
Inventories, net	4, 5, 6(4)	16,997,815	18,257,500	615,975
Other current assets		11,175,555	15,854,553	534,904

Total current assets		110,469,594	139,277,958	4,698,987

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2), 11(7)	214,735	191,005	6,444
Available-for-sale financial assets, noncurrent	4, 5, 6(5), 7, 11(7)	20,415,541	20,636,332	696,233
Financial assets measured at cost, noncurrent	4, 6(6)	2,760,615	2,218,472	74,847
Investments accounted for under the equity method	4, 6(7)	8,905,915	7,847,979	264,777
Property, plant and equipment	4, 5, 6(8), 8	224,983,404	205,741,681	6,941,352
Intangible assets	4, 6(9), 7	4,088,303	3,787,509	127,784
Deferred tax assets	4, 5, 6(23)	5,022,395	6,116,129	206,347
Prepayment for equipment		1,178,736	286,090	9,652
Refundable deposits	8	2,203,658	1,903,041	64,205
Other noncurrent assets	8	3,983,819	3,126,024	105,466

Total non-current assets		273,757,121	251,854,262	8,497,107

Total assets		384,226,715	391,132,220	13,196,094

Liabilities and Equity
Current liabilities
Short-term loans	6(10), 6(26)	20,550,801	25,445,540	858,487
Financial liabilities at fair value through profit or loss, current	4, 5, 6(11), 11(7)	60,855	—	—
Notes and accounts payable		6,854,849	6,535,570	220,498
Other payables	7	12,400,450	12,962,286	437,324
Payables on equipment		15,036,892	4,671,802	157,618
Current tax liabilities	4	3,995,145	4,851,694	163,687
Current portion of long-term liabilities	4, 6(12), 6(13), 6(26), 8, 11(7)	10,500,929	27,363,822	923,206
Other current liabilities	6(15), 6(26)	3,389,800	6,984,482	235,644

Total current liabilities		72,789,721	88,815,196	2,996,464

Non-current liabilities
Bonds payable	4, 6(12), 6(26), 11(7)	34,481,505	23,675,861	798,781
Long-term loans	6(13), 6(26), 8, 11(7)	26,247,187	29,643,284	1,000,111
Deferred tax liabilities	4, 5, 6(23)	2,397,796	2,327,223	78,516
Net defined benefit liabilities, noncurrent	4, 5, 6(14)	3,968,894	4,138,519	139,626
Guarantee deposits	6(26)	491,089	469,491	15,840
Other noncurrent liabilities	4, 6(15), 6(26), 9(5)	28,904,149	32,441,648	1,094,523

Total non-current liabilities		96,490,620	92,696,026	3,127,397

Total liabilities		169,280,341	181,511,222	6,123,861

Commitments and contingencies	9

Equity attributable to the parent company
Capital	4, 6(16)
Common stock - NT$10 par value		126,243,187	126,243,187	4,259,217
Authorized: 26,000,000 thousand shares
Issued: 12,624,319 thousand shares as of December 31, 2016
Issued: 12,624,319 thousand shares as of December 31, 2017
Additional paid-in capital	4, 6(12), 6(16)
Premiums		36,862,383	36,862,383	1,243,670
Treasury stock transactions		2,491,626	2,612,966	88,157
Transactions with noncontrolling interests		699,976	561,948	18,959
Stock options - conversion right		1,572,121	1,572,121	53,041
Retained earnings	6(16)
Legal reserve		9,070,841	9,902,407	334,089
Unappropriated earnings		43,528,660	43,155,781	1,455,998
Other components of equity	4
Exchange differences on translation of foreign operations		81,553	(5,689,210)	(191,944)

Unrealized gain or loss on available-for-sale financial assets		5,127,682	6,347,167	214,142

Treasury stock	4, 6(16)	(12,893,384)	(12,904,560)	(435,377)

Total equity attributable to the parent company		212,784,645	208,664,190	7,039,952

Non-controlling interests	6(16)	2,161,729	956,808	32,281

Total equity		214,946,374	209,620,998	7,072,233

Total liabilities and equity		384,226,715	391,132,220	13,196,094

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2015, 2016 and 2017

(Expressed in Thousands, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2015	2016	2017
		NT$	NT$	NT$	US$
Net operating revenues	4, 6(18), 7, 12	144,830,421	147,870,124	149,284,706	5,036,596
Operating costs	4, 6(4), 6(14), 6(17), 6(19), 7, 12	(113,061,894)	(117,490,694)	(122,226,948)	(4,123,716)

Gross profit		31,768,527	30,379,430	27,057,758	912,880

Operating expenses	4, 6(14), 6(17), 6(19), 7, 12
Sales and marketing expenses		(4,064,053)	(4,589,563)	(4,233,830)	(142,842)
General and administrative expenses		(3,730,259)	(5,800,810)	(4,239,713)	(143,040)
Research and development expenses		(12,174,824)	(13,532,356)	(13,669,589)	(461,187)

Subtotal		(19,969,136)	(23,922,729)	(22,143,132)	(747,069)

Net other operating income and expenses	4, 6(8), 6(15), 6(20), 12	(963,734)	(263,125)	1,653,695	55,792

Operating income		10,835,657	6,193,576	6,568,321	221,603

Non-operating income and expenses
Other income	4, 6(21)	1,048,942	899,983	875,587	29,541
Other gains and losses	4, 6(21), 7, 12	1,933,859	859,400	994,092	33,539
Finance costs	6(8), 6(21)	(523,865)	(1,414,303)	(2,495,162)	(84,182)
Share of profit or loss of associates and joint ventures	4, 6(7), 12	4,694	(315,666)	157,837	5,325
Bargain purchase gain in acquisition of additional shares of equity investees		—	—	5,130	173
Exchange gain, net	4, 11	369,311	—	1,565,905	52,831
Exchange loss, net	4, 11	—	(1,501,904)	—	—

Subtotal		2,832,941	(1,472,490)	1,103,389	37,227

Income from continuing operations before income tax		13,668,598	4,721,086	7,671,710	258,830
Income tax expense	4, 5, 6(23), 12	(1,027,500)	(552,524)	(992,481)	(33,485)

Net income		12,641,098	4,168,562	6,679,229	225,345

Other comprehensive income (loss)	6(22)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	4, 5, 6(14)	(40,200)	(75,893)	(184,186)	(6,214)
Share of remeasurements of defined benefit plans of associates and joint ventures		(1,831)	2,459	1,221	41
Income tax effect	4, 5, 6(23)	6,809	12,899	31,311	1,056

Subtotal		(35,222)	(60,535)	(151,654)	(5,117)

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		2,784,800	(1,815,947)	(5,975,203)	(201,593)
Unrealized gain (loss) on available-for-sale financial assets		(3,760,207)	(1,969,636)	581,439	19,617
Share of other comprehensive income (loss) of associates and joint ventures	4, 6(7)	(276,317)	(331,615)	706,977	23,852
Income tax effect	4, 5, 6(23)	222,327	153,662	23,908	807

Subtotal		(1,029,397)	(3,963,536)	(4,662,879)	(157,317)

Total other comprehensive loss, net of tax		(1,064,619)	(4,024,071)	(4,814,533)	(162,434)

Total comprehensive income		11,576,479	144,491	1,864,696	62,911

Net income attributable to:
Stockholders of the parent		13,254,071	8,621,147	9,676,698	326,474
Non-controlling interests		(612,973)	(4,452,585)	(2,997,469)	(101,129)

		12,641,098	4,168,562	6,679,229	225,345

Total comprehensive income attributable to:
Stockholders of the parent		12,251,566	4,629,394	4,973,766	167,806
Non-controlling interests		(675,087)	(4,484,903)	(3,109,070)	(104,895)

		11,576,479	144,491	1,864,696	62,911

Earnings per share (NTD)	4, 6(24)
Earnings per share-basic		1.07	0.71	0.81	0.03

Earnings per share-diluted		1.02	0.67	0.75	0.03

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2017

(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital		Retained Earnings		Other Components of Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available- for-Sale Financial Assets	Treasury Stock	Total	Non- controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2017	126,243,187	41,626,106	9,070,841	43,528,660	81,553	5,127,682	(12,893,384)	212,784,645	2,161,729	214,946,374
Appropriation and distribution of 2016 retained earnings
Legal reserve	—	—	831,566	(831,566)	—	—	—	—	—	—
Cash dividends	—	—	—	(6,112,159)	—	—	—	(6,112,159)	—	(6,112,159)
Net income for the year ended December 31, 2017	—	—	—	9,676,698	—	—	—	9,676,698	(2,997,469)	6,679,229
Other comprehensive income (loss), net of tax for the year ended December 31, 2017	—	—	—	(151,654)	(5,770,763)	1,219,485	—	(4,702,932)	(111,601)	(4,814,533)

Total comprehensive income (loss)	—	—	—	9,525,044	(5,770,763)	1,219,485	—	4,973,766	(3,109,070)	1,864,696

Share of changes in net assets of associates and joint ventures accounted for using equity method	—	(3,978)	—	—	—	—	—	(3,978)	—	(3,978)
Changes in subsidiaries’ ownership	—	(134,050)	—	(909,241)	—	—	—	(1,043,291)	(999,151)	(2,042,442)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	121,340	—	—	—	—	(11,176)	110,164	—	110,164
Others	—	—	—	(2,044,957)	—	—	—	(2,044,957)	2,903,300	858,343

Balance as of December 31, 2017	126,243,187	41,609,418	9,902,407	43,155,781	(5,689,210)	6,347,167	(12,904,560)	208,664,190	956,808	209,620,998

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2015, 2016 and 2017

(Expressed in Thousands)

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income before tax	13,668,598	4,721,086	7,671,710	258,830

Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	43,473,008	49,691,035	50,965,120	1,719,471
Amortization	1,999,101	2,292,566	2,133,726	71,988
Bad debt (reversal) expense	(183,957)	125	(1,752)	(59)
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	94,453	(150,770)	(598,270)	(20,185)
Interest expense	470,310	1,249,583	2,406,872	81,204
Interest income	(356,084)	(293,790)	(353,159)	(11,915)
Dividend income	(692,858)	(606,193)	(522,428)	(17,626)
Share-based payment	838	—	—	—
Share of (profit) loss of associates and joint ventures	(4,694)	315,666	(157,837)	(5,325)
Gain on disposal of property, plant and equipment	(97,366)	(73,014)	(82,397)	(2,780)
Gain on disposal of non-current assets held for sale	(41,203)	—	—	—
Gain on disposal of other assets	—	—	(6,601)	(223)
Gain on disposal of investments	(2,517,137)	(2,097,818)	(1,269,369)	(42,826)
Impairment loss on financial assets	1,245,491	785,345	950,335	32,063
Impairment loss on non-financial assets	1,021,010	1,292,229	—	—
Exchange (gain) loss on financial assets and liabilities	(125,836)	1,308,669	(2,432,098)	(82,055)
Bargain purchase gain in acquisition of additional shares of equity investees	—	—	(5,130)	(173)
Amortization of deferred government grants	(34,405)	(118,757)	(1,469,616)	(49,582)

Income and expense adjustments	44,250,671	53,594,876	49,557,396	1,671,977
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(36,262)	(100)	520,335	17,555
Notes receivable and accounts receivable	3,429,797	(3,690,072)	1,587,562	53,562
Other receivables	(22,615)	(366,675)	(261,834)	(8,834)
Inventories	(1,917,966)	517,760	(1,565,132)	(52,805)
Other current assets	1,420,221	(8,640,111)	(4,397,764)	(148,373)
Notes and accounts payable	(498,776)	933,164	(185,907)	(6,272)
Other payables	1,079,596	370,635	727,300	24,538
Other current liabilities	(181,193)	1,397,687	1,803,309	60,840
Net defined benefit liabilities	25,112	2,200	(14,562)	(491)
Other noncurrent liabilities	277,722	(149,637)	(209,250)	(7,060)

Cash generated from operations	61,494,905	48,690,813	55,233,163	1,863,467
Interest received	368,617	303,631	329,194	11,106
Dividend received	917,040	794,484	584,612	19,724
Interest paid	(648,938)	(1,016,329)	(1,905,718)	(64,295)
Income tax paid	(2,343,390)	(2,322,102)	(1,766,856)	(59,611)

Net cash provided by operating activities	59,788,234	46,450,497	52,474,395	1,770,391

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(136,264)	(246,624)	(138,022)	(4,657)
Proceeds from disposal of financial assets at fair value through profit or loss	—	167,580	18,789	634
Acquisition of available-for-sale financial assets	(4,800,576)	(322,177)	(998,216)	(33,678)
Proceeds from disposal of available-for-sale financial assets	1,964,457	3,626,315	2,159,636	72,862
Acquisition of financial assets measured at cost	(95,310)	(81,517)	(14,419)	(486)
Proceeds from disposal of financial assets measured at cost	57,584	575,860	361	12
Acquisition of investments accounted for under the equity method	(2,474,851)	(840,000)	(204,280)	(6,892)
Increase in prepayment for investments	—	—	(17,200)	(580)
Proceeds from capital reduction and liquidation of investments	559,830	221,646	2,101,791	70,911
Acquisition of subsidiaries (net of cash acquired)	414,958	—	—	—
Disposal of subsidiaries	(834,955)	—	—	—
Acquisition of property, plant and equipment	(60,504,149)	(91,560,639)	(44,236,276)	(1,492,452)
Proceeds from disposal of property, plant and equipment	148,316	77,607	119,613	4,036
Proceeds from disposal of non-current assets held for sale	641,866	—	—	—
Increase in refundable deposits	(1,818,998)	(826,845)	(109,627)	(3,699)
Decrease in refundable deposits	316,180	1,138,869	424,706	14,329
Acquisition of intangible assets	(1,088,313)	(1,554,251)	(1,283,938)	(43,318)
Cash inflow from combination	1,583	—	—	—
Government grants related to assets acquisition	254,645	9,566,327	6,755,920	227,932
Increase in other noncurrent assets	(1,116,501)	(572,209)	(30,294)	(1,022)
Decrease in other noncurrent assets	29,349	544,186	35,864	1,210

Net cash used in investing activities	(68,481,149)	(80,085,872)	(35,415,592)	(1,194,858)

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2015, 2016 and 2017

(Expressed in Thousands)

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase in short-term loans	14,965,506	48,085,068	48,804,321	1,646,570
Decrease in short-term loans	(14,900,862)	(32,955,646)	(42,925,604)	(1,448,232)
Proceeds from bonds issued	18,424,800	—	13,700,000	462,213
Bonds issuance costs	(83,880)	—	(15,785)	(533)
Redemption of bonds	—	—	(7,500,000)	(253,036)
Proceeds from long-term loans	4,952,870	24,628,607	12,000,708	404,882
Repayments of long-term loans	(5,337,929)	(7,624,030)	(7,602,596)	(256,498)
Increase in guarantee deposits	50,061	9,290	194,555	6,564
Decrease in guarantee deposits	(10,064)	(19,524)	(84,192)	(2,840)
Increase in other financial liabilities	6,107,635	15,979,088	—	—
Cash dividends	(6,939,016)	(6,906,726)	(6,103,195)	(205,911)
Exercise of employee stock options	289,413	—	—	—
Treasury stock acquired	(2,203,442)	(2,395,793)	—	—
Treasury stock sold to employees	681,614	—	—	—
Acquisition of non-controlling interests	(932,367)	(5,028)	(1,308,614)	(44,150)
Changes in non-controlling interests	(15,102)	183	1,994	67

Net cash provided by financing activities	15,049,237	38,795,489	9,161,592	309,096

Effect of exchange rate changes on cash and cash equivalents	721,688	(871,566)	(2,124,804)	(71,687)

Net increase in cash and cash equivalents	7,078,010	4,288,548	24,095,591	812,942
Cash and cash equivalents at beginning of year	46,212,423	53,290,433	57,578,981	1,942,610

Cash and cash equivalents at end of year	53,290,433	57,578,981	81,674,572	2,755,552

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

The address of its registered office and principal place of business is No. 3, Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as“the Company”) are described in Notes 4(3) and 12.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were approved and authorized for issue by the audit committee of the Board of Directors on April 25, 2018.

3.	NEW ACCOUNTING PRONOUNCEMENT UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

a.	The Company has not adopted the following new, revised or amended IFRSs that have been issued by the International Accounting Standards Board (IASB) but not yet effective:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - Amendments to IFRS 10 and IAS 28	Subject to IASB’s announcement
IFRS 15	Revenue from Contracts with Customers with its Amendment - Clarifications to IFRS 15	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 16	Leases	January 1, 2019

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 2	Classification and Measurement of Share-based Payment Transactions - Amendments to IFRS 2	January 1, 2018
IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts - Amendments to IFRS 4	January 1, 2018
IAS 40	Transfers of Investment Property - Amendments to IAS 40	January 1, 2018
Improvements to International Financial Reporting Standards (2014-2016 cycle)
IFRS 1	First-time Adoption of International Financial Reporting Standards - Amendments to IFRS 1	January 1, 2018
IAS 28	Investments in Associates and Joint Ventures - Amendments to IAS 28	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019
IFRS 17	Insurance Contracts	January 1, 2021
IAS 28	Long-term Interests in Associates and Joint Ventures - Amendments to IAS 28	January 1, 2019
IFRS 9	Prepayment Features with Negative Compensation - Amendments to IFRS 9	January 1, 2019
Improvements to International Financial Reporting Standards (2015-2017 cycle)
IFRS 3	Business Combinations - Amendments to IFRS 3	January 1, 2019
IFRS 11	Joint Arrangements - Amendments to IFRS 11	January 1, 2019
IAS 12	Income Taxes - Amendments to IAS 12	January 1, 2019
IAS 23	Borrowing Costs - Amendments to IAS 23	January 1, 2019
IAS 19	Plan Amendment, Curtailment or Settlement - Amendments to IAS 19	January 1, 2019

b.	The potential effects of adopting the standards or interpretations issued by IASB on the Company’s financial statements in future periods are summarized as below:

(1)	IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28) - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture. IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full. IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture. The effective date of this amendment has been deferred indefinitely, but early adoption is allowed.

(2)	IFRS 15 “Revenue from Contracts with Customers” with its Amendment “Clarifications to IFRS 15 Revenue from Contracts with Customers” (IFRS 15)

The core principle of IFRS 15 is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue, information related to performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates. The amendment in 2016 clarifies how to identify a performance obligation in a contract, determine whether an entity is a principal or an agent, and determine whether the revenue from granting a license should be recognized at a point in time or over time. The new standard and amendments are effective for annual periods beginning on or after January 1, 2018.

(3)	IFRS 9 “Financial Instruments” (IFRS 9)

The IASB has issued IFRS 9, which combines classification and measurement, the expected credit loss impairment model and hedge accounting. The standard will replace IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) and all previous versions of IFRS 9. IFRS 9 requires the following: (1) Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics. Financial liabilities are measured at amortized cost or fair value through profit or loss. Furthermore, there is requirement that “own credit risk” adjustments are not recognized in profit or loss, (2) Impairment: Expected credit loss model is used to evaluate impairment. Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition, and (3) Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio. The new standard and amendments to relevant guidance for disclosures are effective for annual periods beginning on or after January 1, 2018.

(4)	IFRS 16 “Leases”

The new standard requires lessees to account for all leases under a single on-balance sheet model (subject to certain exemptions). Lessor accounting still uses the dual classification approach: operating lease and finance lease. The standard is effective for annual periods beginning on or after January 1, 2019.

(5)	IFRS 2 “Share-based Payment”- Classification and Measurement of Share-based Payment Transactions (Amendment)

The amendment clarifies that (1) vesting conditions (service and non-market performance conditions), upon which satisfaction of a cash-settled share-based payment transaction is conditional, are not taken into account when estimating the fair value of the cash-settled share-based payment at the measurement date. Instead, these are taken into account by adjusting the number of awards included in the measurement of the liability arising from the transaction, (2) if tax laws or regulations require the employer to withhold a certain amount in order to meet the employee’s tax obligation associated with the share-based payment, such transactions will be classified in their entirety as equity-settled share-based payment transactions if they would have been so classified in the absence of the net share settlement feature, and (3) if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification. The equity-settled share-based payment transaction is measured by reference to the fair value of the equity instruments granted at the modification date and is recognized in equity, on the modification date, to the extent to which goods or services have been received. The liability for the cash-settled share-based payment transaction as at the modification date is derecognized on that date. Any difference between the carrying amount of the liability derecognized and the amount recognized in equity on the modification date is recognized immediately in profit or loss. The amendment is effective for annual periods beginning on or after January 1, 2018.

(6)	IAS 28 “Investments in Associates and Joint Ventures” (Amendment)

The amendment clarifies that when an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organisation, or a mutual fund, unit trust and other qualifying entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9 on an investment-by-investment basis. Besides, if an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, the entity may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate’s or joint venture’s interests in subsidiaries on an investment-by-investment basis. The amendment is effective for annual periods beginning on or after January 1, 2018.

(7)	IFRIC 22 “Foreign Currency Transactions and Advance Consideration”

The interpretation clarifies that when applying paragraphs 21 and 22 of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration. The interpretation is effective for annual periods beginning on or after January 1, 2018.

(8)	IFRIC 23 “Uncertainty Over Income Tax Treatments”

The Interpretation clarifies application of recognition and measurement requirements in IAS 12 “Income Taxes” when there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019.

(9)	IAS 28 “Investments in Associates and Joint Ventures” - Long-term Interests in Associates and Joint Ventures (Amendment)

The amendment clarifies that an entity applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture before it applies IAS 28, and in applying IFRS 9, does not take account of any adjustments that arise from applying IAS 28. The amendment is effective for annual reporting periods beginning on or after January 1, 2019.

(10)	IFRS 9 “Financial Instruments” - Prepayment Features with Negative Compensation (Amendment)

The amendment allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract, to be measured at amortised cost or at fair value through other comprehensive income. The amendment is effective for annual reporting periods beginning on or after January 1, 2019.

(11)	IAS 12 “Income Taxes” (Amendment)

The amendments clarify that an entity shall recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendments are effective for annual periods beginning on or after January 1, 2019.

(12)	IAS 19 “Employee Benefits” - Plan Amendment, Curtailment or Settlement (Amendment)

The amendments clarify that when a change in a defined benefit plan is made (such as amendment, curtailment or settlement, etc.), the entity should use the updated assumptions to remeasure its net defined benefit liability or asset as at the date of such event. The amendments are effective for annual periods beginning on or after January 1, 2019.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (4) and (8) ~ (12) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed. The rest of the standards and interpretations listed are not expected to have material impact on the Company’s financial position and performance, except for the following:

IFRS 15 with its Amendment

The Company elected to adopt the standard using the modified retrospective method recognizing the cumulative effect of initially applying IFRS 15 at the date of initial application (January 1, 2018). Under this method, the Company applies the standard retrospectively only to contracts that are not completed contracts at the date of initial application. The impacts arising from the adoption of IFRS 15 on the Company’ consolidated financial statements are summarized as follows:

The majority of the Company’s contracts with customers are for the sale of wafers for which revenue is currently recognized when criteria pursuant to IAS 18 “Revenue” are fulfilled upon the delivery of the wafers to carriers approved by the customers, at which point in time, the title and risk of loss for the wafers are transferred to the customers. Starting from the date of initial application, in accordance with the requirements of IFRS 15, the Company shall recognize revenue as the Company satisfies its performance obligations to customers. For certain contracts that do not provide the Company unconditional rights to the consideration, the Company shall recognize revenue and contract asset as it satisfies its performance obligation over time. Consideration received from customers prior to the Company having satisfied its performance obligation are accounted for as contract liabilities and the associated costs incurred to fulfill the contracts are recognized on the consolidated balance sheets as contract fulfillment costs within other current assets. In accordance with the requirement of IFRS 15, allowance for sales returns and discounts will be presented as refund liabilities, different from its current presentation as a contra-accounts to accounts receivable.

IFRS 9

The Company elected to adopt the standard on the required effective date, recognizing the cumulative effect of initially applying IFRS 9 at the date of initial application (January 1, 2018). The Company is currently evaluating the impacts arising from the adoption of IFRS 9 summarized as follows:

a.	Financial assets measured at cost

The Company elected to designate certain financial assets as financial assets measured at fair value through other comprehensive income (FVOCI) and the others as financial assets measured at fair value through profit or loss (FVTPL) at the date of initial application. In accordance with the requirement of IFRS 9, these financial assets must be measured at fair value. Therefore, the Company adjusted the differences either in other component of equity or retained earnings at the date of initial application.

b.	Available-for-sale financial assets

In accordance with the requirement of IFRS 9, the Company elected to designate equity instruments that are not held for trading as financial assets measured at FVOCI and classified the remaining financial assets as financial assets measured at FVTPL. Differences arising from the adoption have been recognized in other component of equity and retained earnings at the date of initial application.

Under IFRS 9, subsequent fair value changes of financial assets designated at FVOCI are recognized in other comprehensive income and shall not be subsequently transferred to profit or loss. Upon de-recognition, the accumulated amounts in other component of equity is reclassified to retained earnings.

c.	Impairment of financial assets

Under IFRS 9, impairment assessment is not required for equity instruments. Therefore, as the Company elects to classify certain equity investments as financial assets measured at FVOCI, the Company will reclassify the related accumulated impairment loss from retained earnings to other component of equity at the date of initial application. The expected credit losses for accounts receivable or contract assets that result from transactions within the scope of IFRS 15 are evaluated by applying the simplified approach. The aforementioned impairment evaluation requirement differs from the current incurred loss model, but did not have a material effect on the Company upon adoption.

The Company anticipates the impact on assets, liabilities and equity, including tax effect, at the date of initial application of IFRS 15 and IFRS 9 as below:

Items	Carrying Amounts as of December 31, 2017	Adjustments Arising from Initial Application		Adjusted Carrying Amounts as of January 1, 2018
		IFRS 9	IFRS 15
Contract assets, current	$—	$—	$129,042	$129,042
Accounts receivable, net	20,876,417	—	983,438	21,859,855
Accounts receivable-related parties, net	91,065	—	2,733	93,798
Inventories, net	18,257,500	—	(102,800)	18,154,700
Other current assets	15,854,553	—	120,799	15,975,352
Financial assets at fair value through profit or loss, noncurrent	191,005	12,449,226	—	12,640,231
Financial assets at fair value through other comprehensive income, noncurrent	—	10,131,459	—	10,131,459
Available-for-sale financial assets, noncurrent	20,636,332	(20,636,332)	—	—
Financial assets measured at cost, noncurrent	2,218,472	(2,218,472)	—	—
Investments accounted for under the equity method	7,847,979	(51,820)	—	7,796,159
Deferred tax assets	6,116,129	914,292	(1,489)	7,028,932

Total effect on assets		$588,353	$1,131,723

Items	Carrying Amounts as of December 31, 2017	Adjustments Arising from Initial Application		Adjusted Carrying Amounts as of January 1, 2018
		IFRS 9	IFRS 15
Contract liabilities, current	$—	$—	$3,951,414	$3,951,414
Current tax liabilities	4,851,694	280,241	5,553	5,137,488
Other current liabilities	6,984,482	—	(2,861,466)	4,123,016
Deferred tax liabilities	2,327,223	(596,247)	(45)	1,730,931

Total effect on liabilities		$(316,006)	$1,095,456

Retained earnings	$53,058,188	$16,424,826	$35,430	$69,518,444
Other components of equity	657,957	(15,520,467)	(760)	(14,863,270)
Non-controlling interests	956,808	—	1,597	958,405

Total effect on equity		$904,359	$36,267

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)	Statement of Compliance

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

b.	The consolidated entities as of December 31, 2016 and 2017 were as follows:

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2016	2017
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2016	2017
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	91.08	96.66
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	—	87.06
UMC, FORTUNE, UNITRUTH INVESTMENT CORP. (UNITRUTH) and TLC	NEXPOWER	Sales and manufacturing of solar power batteries	67.54	—
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	—	78.47
UMC, FORTUNE and UNITRUTH	WAVETEK	Sales and manufacturing of integrated circuits	78.47	—
FORTUNE	UNITRUTH	Investment holding	100.00	—
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2016	2017
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	82.76	83.69
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	—
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	—
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USC) (Note A)	Sales and manufacturing of integrated circuits	29.41	51.02

Note A: As described in Note 9(5), the Company acquired control of USC’s Board of Directors in 2015.

(4)	Business Combinations and Goodwill

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

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency rates prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at the closing rates of exchange at the reporting date. Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair value is determined. Non-monetary items that are measured at historical cost in foreign currencies are translated using the exchange rates as at the dates of the initial transactions.

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

(7)	Convenience Translation into U.S. Dollars

Translations of amount from NTD into U.S. dollars (USD) for the reader’s convenience were calculated at the rate of USD1.00 to NTD29.64 on December 29, 2017 released by Board of Governors of the Federal Reserve System. No representation is made that the NTD amounts could have been, or could be, converted into USD at this rate.

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

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks of changes in value resulting from changes in interest rates, including time deposits with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate bonds.

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

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold them to maturity.

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

The Company first assesses at each reporting date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant. If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually. For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with similar credit risk characteristics and collectively assesses them for impairment. If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss. The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

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

The depreciation methods, useful lives and residual values for the assets are reviewed at each fiscal year end, and the changes from the previous estimation are recorded as changes in accounting estimates.

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

Gains or losses arising from derecognition of an intangible asset are recognized in other operating income and expenses.

Accounting policies of the Company’s intangible assets are summarized as follows:

a.	Goodwill arising from business combinations is not amortized, and is tested for impairment annually or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicates that the goodwill is impaired, an impairment loss is recognized. Goodwill impairment losses cannot be reversed once recognized.

b.	Software is amortized over the contract term or estimated useful life (3~6 years) on a straight-line basis.

c.	Patent and technology license fee: Upon signing of contract and obtaining the right to intellectual property, any portion attributable to non-cancellable and mutually agreed future fixed license fees for patent and technology is discounted and recognized as an intangible asset and related liability. The cost of the intangible asset is not revalued once determined on initial recognition, and is amortized over the useful life (5~10 years) on a straight-line basis. Interest expenses from the related liability are recognized and calculated based on the EIR method. Based on the timing of payments, the liability is classified as current and non-current.

d.	Others are mainly the intellectual property license fees, amortized over the shorter of the contract term or estimated useful life (3 years) of the related technology on a straight-line basis.

(15)	Impairment of Non-Financial Assets

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

Under defined contribution pension plans, the contribution payable to the plan in exchange for the service rendered by an employee during a period shall be recognized as an expense. The contribution payable, after deducting any amount already paid, is recognized as a liability.

Under defined benefit pension plans, the net defined benefit liability (asset) shall be recognized as the amount of the present value of the defined benefit obligation, deducting the fair value of any plan assets and adjusting for any effect of the asset ceiling. Service cost and net interest on the net defined benefit liability (asset) are recognized as expenses in the period of service. Remeasurement of the net defined benefit liability (asset), which comprises actuarial gains and losses, the return on plan assets and any change in the effect of the asset ceiling, excluding any amounts included in net interest, is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and shall not be reclassified to profit or loss in a subsequent period.

(18)	Government Grants

In accordance with IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance”, the Company recognizes the government grants when there is reasonable assurance that such grants will be received and the conditions attaching to them will be complied with.

An asset related government grant is recorded as deferred income and recognized in profit or loss on a straight-line basis over the useful lives of the assets. An expense related government grant is recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grant is intended to compensate. A government grant that compensates for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs is recognized in profit or loss when it becomes receivable.

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

Earnings per share is computed according to IAS 33 “Earnings per Share”. Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional ordinary shares that would have been outstanding if the dilutive share equivalents had been issued. Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and employee stock compensation issues.

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

The key assumptions concerning the future and other key sources of estimating uncertainty at the reporting date that would have a significant risk for a material adjustment to the carrying amounts of assets or liabilities within the next fiscal year are discussed below.

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

Defined benefit costs and the present value of the defined benefit obligation for a pension plan are determined using the projected unit credit method. An actuarial valuation involves making various assumptions, which include the determination of the discount rate, future salary increase rate, mortality rate, etc., and may differ from actual developments in the future. In determining the appropriate discount rate, management considers the interest rates of the government bonds extrapolated from maturity corresponding to the expected duration of the defined benefit obligation. As for the rate of future salary increase, management takes account of past experiences, comparisons within the industry and the geographical region, inflation and the discount rate. Due to the complexity of the actuarial valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. The assumptions used are disclosed in Note 6(14).

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

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Cash on hand	$3,717	$4,360
Checking and savings accounts	17,840,926	21,699,357
Time deposits	33,546,190	50,711,803
Repurchase agreements collateralized by government and corporate bonds	6,188,148	9,259,052

Total	$57,578,981	$81,674,572

(2)	Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Designated financial assets at fair value through profit or loss
Convertible bonds	$263,201	$213,180

Financial assets held for trading
Common stocks	425,197	434,630
Preferred stocks	189,960	228,508
Funds	50,003	—
Forward exchange contracts	543	—
Option	—	31,605

Subtotal	665,703	694,743

Total	$928,904	$907,923

Current	$714,169	$716,918
Noncurrent	214,735	191,005

Total	$928,904	$907,923

The Company has a call option, exercisable before September 2019, to acquire remaining equity interest in an existing investee from the other shareholder in the amount of approximately NT$15 billion. The change of the fair value for the call option is recorded in profit and loss.

(3)	Accounts Receivable, Net

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Accounts receivable	$24,732,207	$21,910,146
Less: allowance for sales returns and discounts	(1,744,151)	(994,151)
Less: allowance for doubtful accounts	(86,595)	(39,578)

Net	$22,901,461	$20,876,417

Aging analysis of accounts receivable, net:

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Neither past due nor impaired	$18,516,739	$15,496,207

Past due but not impaired:
≤ 30 days	3,018,482	4,268,772
31 to 60 days	630,762	444,401
61 to 90 days	513,702	138,178
91 to 120 days	183,572	124,332
≥ 121 days	38,204	404,527

Subtotal	4,384,722	5,380,210

Total	$22,901,461	$20,876,417

Movement on allowance for individually evaluated doubtful accounts:

	For the years ended December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Beginning balance	$90,568	$86,595
Net charge for the period	(3,973)	(47,017)

Ending balance	$86,595	$39,578

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

The impairment losses assessed individually as of December 31, 2016 and 2017 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts. The Company has no collateral with respect to those accounts receivables.

(4)	Inventories, Net

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Raw materials	$2,248,589	$2,354,410
Supplies and spare parts	2,795,371	3,007,669
Work in process	10,712,396	11,492,450
Finished goods	1,241,459	1,402,971

Total	$16,997,815	$18,257,500

a.	For the years ended December 31, 2015, 2016 and 2017, the Company recognized NT$109,782 million, NT$114,527 million and NT$118,252 million, respectively, in operating costs, of which NT$826 million, NT$2,130 million and NT$2,256 million in 2015, 2016 and 2017, respectively, were related to write-down of inventories.

b.	On February 6, 2016, an earthquake with a magnitude of 6.4 Richter struck southern Taiwan and caused financial related losses to UMC. UMC insured for losses endured due to the earthquake. As of December 31, 2016, UMC recognized losses including loss from scrapped inventory of NT$1,143 million and production line recovery expenses of NT$669 million. Furthermore, UMC received compensation from insurance claims of NT$2,646 million. The case was closed as of December 31, 2016.

c.	None of the aforementioned inventories were pledged.

(5)	Available-For-Sale Financial Assets, Non-Current

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Common stocks	$18,059,586	$17,653,513
Preferred stocks	1,203,589	1,865,410
Depositary receipts	202,979	—
Funds	949,387	1,117,409

Total	$20,415,541	$20,636,332

(6)	Financial Assets Measured at Cost, Non-Current

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Common stocks	$514,426	$473,134
Preferred stocks	2,152,297	1,657,388
Funds	93,892	87,950

Total	$2,760,615	$2,218,472

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair values cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)	Investments Accounted For Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2016		2017
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
	NT$		NT$
	(In Thousands)		(In Thousands)
Listed companies
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,671,902	13.94	$1,659,807	13.78
CLIENTRON CORP.	—	—	264,545	22.39
Unlisted companies
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	—	50.00	—	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	—	50.00	—	50.00
MTIC HOLDINGS PTE. LTD.	75,502	45.44	50,743	45.44
YUNG LI INVESTMENTS, INC.	174,153	45.16	42,144	45.16
WINAICO IMMOBILIEN GMBH (Note B)	—	44.78	—	44.78
UNITECH CAPITAL INC.	531,373	42.00	732,267	42.00
TRIKNIGHT CAPITAL CORPORATION	836,752	40.00	889,876	40.00
HSUN CHIEH INVESTMENT CO., LTD.	1,249,738	36.49	1,600,524	36.49
CTC CAPITAL PARTNERS I, L.P.	61,780	31.40	32	31.40
YANN YUAN INVESTMENT CO., LTD.	1,679,552	31.94	2,027,204	30.87
HSUN CHIEN CAPITAL CORPORATION	—	—	176,911	30.00
VSENSE CO., LTD.	85,719	28.63	78,294	28.63
UNITED LED CORPORATION HONG KONG LIMITED	252,853	25.14	216,707	25.14
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	111,416	10.38	108,925	10.38
CLIENTRON CORP.	235,799	20.28	—	—
MEGA MISSION LIMITED PARTNERSHIP (MEGA) (Note D)	1,823,877	45.00	—	—
ACHIEVE MADE INTERNATIONAL LTD.	105,777	23.32	—	—
LIST EARN ENTERPRISE INC.	9,722	49.00	—	—

Total	$8,905,915		$7,847,979

Note A:	Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors. As a result, the investment was reclassified out of the available-for-sale category as an investment in associate accounted for under the equity method. Fair value remeasurement that was previously recognized in other comprehensive income was reclassified to profit or loss in 2015.

Note B:	SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C:	The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

Note D:	The liquidation of MEGA was completed in March, 2017, and UMC has acquired cash proceeds from liquidation of investments amounted to NT$1,980 million.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,672 million and NT$1,924 million, as of December 31, 2016 and 2017, respectively. The fair value of these investments were NT$1,039 million and NT$2,142 million, as of December 31, 2016 and 2017, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.	Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company. For individually immaterial associates and joint ventures, the following tables summarize the amount recognized by the Company at its share of those associates and joint ventures separately. When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2015, 2016 and 2017 were NT$46 million, NT$(83) million and NT$45 million, respectively, which were not included in the following table.

(i)	The aggregate amount of the Company’s share of its all individually immaterial associates that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Profit (Loss) from continuing operations	$44,834	$(270,060)	$77,589
Post-tax profit from discontinued operations	—	—	80,248
Other comprehensive income (loss)	(360,618)	(187,891)	526,773

Total comprehensive income (loss)	$(315,784)	$(457,951)	$684,610

(ii)	The aggregate amount of the Company’s share of its all individually immaterial joint ventures that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Loss from continuing operations	$(40,140)	$(45,606)	$—
Other comprehensive income (loss)	—	—	—

Total comprehensive loss	$(40,140)	$(45,606)	$—

(8)	Property, Plant and Equipment

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Land	$1,314,402	$1,314,402
Buildings	21,429,861	21,112,807
Machinery and equipment	155,539,235	160,497,062
Transportation equipment	21,958	18,751
Furniture and fixtures	1,627,959	2,038,816
Leasehold improvement	7,307	4,353
Construction in progress and equipment awaiting inspection	45,042,682	20,755,490

Net	$224,983,404	$205,741,681

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2016	$1,314,402	$31,396,873	$712,551,068	$74,251	$6,064,146	$70,431	$41,904,111	$793,375,282
Additions	—	—	—	—	—	—	83,703,970	83,703,970
Disposals	—	—	(3,976,177)	(5,237)	(51,354)	—	—	(4,032,768)
Transfers and reclassifications	—	6,020,884	81,101,146	9,981	831,465	268	(79,048,373)	8,915,371
Exchange effect	—	(375,434)	(4,233,062)	(681)	(17,300)	(1,454)	(1,511,077)	(6,139,008)

As of December 31, 2016	$1,314,402	$37,042,323	$785,442,975	$78,314	$6,826,957	$69,245	$45,048,631	$875,822,847

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2017	$1,314,402	$37,042,323	$785,442,975	$78,314	$6,826,957	$69,245	$45,048,631	$875,822,847
Additions	—	—	—	—	—	—	31,140,639	31,140,639
Disposals	—	—	(3,200,814)	(5,774)	(40,115)	(14,785)	—	(3,261,488)
Transfers and reclassifications	—	1,479,439	55,836,583	4,268	924,252	1,534	(54,921,519)	3,324,557
Exchange effect	—	(448,102)	(11,809,825)	(1,026)	(35,296)	(3,437)	(506,312)	(12,803,998)

As of December 31, 2017	$1,314,402	$38,073,660	$826,268,919	$75,782	$7,675,798	$52,557	$20,761,439	$894,222,557

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2016	$—	$14,125,822	$587,922,928	$56,624	$4,775,896	$60,617	$—	$606,941,887
Depreciation	—	1,514,819	47,689,725	5,264	478,775	2,452	—	49,691,035
Impairment loss	—	—	447,279	—	1,848	—	5,949	455,076
Disposals	—	—	(3,937,744)	(5,237)	(49,915)	—	—	(3,992,896)
Transfers and reclassifications	—	994	(994)	—	—	—	—	—
Exchange effect	—	(29,173)	(2,217,454)	(295)	(7,606)	(1,131)	—	(2,255,659)

As of December 31, 2016	$—	$15,612,462	$629,903,740	$56,356	$5,198,998	$61,938	$5,949	$650,839,443

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2017	$—	$15,612,462	$629,903,740	$56,356	$5,198,998	$61,938	$5,949	$650,839,443
Depreciation	—	1,492,606	48,961,521	5,639	502,971	2,383	—	50,965,120
Disposals	—	—	(3,172,320)	(5,774)	(39,914)	(12,742)	—	(3,230,750)
Transfers and reclassifications	—	—	(7,563)	1,587	5,976	—	—	—
Exchange effect	—	(144,215)	(9,913,521)	(777)	(31,049)	(3,375)	—	(10,092,937)

As of December 31, 2017	$—	$16,960,853	$665,771,857	$57,031	$5,636,982	$48,204	$5,949	$688,480,876

The thin-film solar cell and module industry has undergone challenging business conditions and experienced pricing declines indirectly due to oversupply of inventory in the silicon solar cell industry and the reductions in government supported incentives. The Company considered that the thin-film solar cell and module business had an indication of possible impairment and performed an impairment test for the CGU composed of property, plant and equipment used in the manufacturing of thin-film solar cells and modules.

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

In 2017, the Company determined that the recoverable amount based on the fair value less costs of disposal was higher than the carrying amount of the CGU and therefore there was no impairment recognized.

Please refer to Note 8 for property, plant and equipment pledged as collateral.

The amounts of total interest expense before capitalization of borrowing costs were NT$867 million, NT$1,407 million and NT$2,407 million for the years ended December 31, 2015, 2016 and 2017, respectively. Details of capitalized borrowing costs are as follows:

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Total interest capitalized	$395,569	$157,210	$—

Interest rates applied	1.35%~2.10%	1.52%~2.01%	—

(9)	Intangible Assets

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Goodwill	$15,188	$15,188
Software	470,456	410,712
Patents and technology license fees	2,390,968	2,102,561
Others	1,211,691	1,259,048

Net	$4,088,303	$3,787,509

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2016	$15,188	$652,898	$4,546,748	$3,421,557	$8,636,391
Additions	—	1,365	283,439	1,287,844	1,572,648
Disposals	—	(85,437)	—	(1,279,755)	(1,365,192)
Reclassifications	—	345,810	—	—	345,810
Exchange effect	—	(10,643)	(295,847)	(6)	(306,496)

As of December 31, 2016	$15,188	$903,993	$4,534,340	$3,429,640	$8,883,161

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2017	$15,188	$903,993	$4,534,340	$3,429,640	$8,883,161
Additions	—	3,566	38,928	1,145,110	1,187,604
Disposals	—	(95,505)	—	(1,009,051)	(1,104,556)
Reclassifications	—	278,650	—	—	278,650
Exchange effect	—	(9,978)	114,483	6	104,511

As of December 31, 2017	$15,188	$1,080,726	$4,687,751	$3,565,705	$9,349,370

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2016	$—	$275,255	$1,675,440	$2,181,608	$4,132,303
Amortization	—	245,345	480,913	1,316,102	2,042,360
Disposals	—	(85,437)	—	(1,279,755)	(1,365,192)
Exchange effect	—	(1,626)	(12,981)	(6)	(14,613)

As of December 31, 2016	$—	$433,537	$2,143,372	$2,217,949	$4,794,858

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2017	$—	$433,537	$2,143,372	$2,217,949	$4,794,858
Amortization	—	337,376	483,940	1,097,754	1,919,070
Disposals	—	(95,505)	—	(1,009,051)	(1,104,556)
Exchange effect	—	(5,394)	(42,122)	5	(47,511)

As of December 31, 2017	$—	$670,014	$2,585,190	$2,306,657	$5,561,861

The amortization amounts of intangible assets are as follows:

	For the years ended December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Operating costs	$675,257	$799,215

Operating expenses	$1,367,103	$1,119,855

(10)	Short-Term Loans

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured bank loans	$20,550,801	$19,159,298
Unsecured other loans	—	6,286,242

Total	$20,550,801	$25,445,540

	For the years ended December 31,
	2015	2016	2017
Interest rates applied	0.61%~4.85%	0.51%~4.60%	0.00%~4.35%

The Company’s unused short-term lines of credit amounted to NT$47,145 million and NT$62,057 million as of December 31, 2016 and 2017, respectively.

(11)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Forward exchange contracts	$60,855	$—

(12)	Bonds Payable

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured domestic bonds payable	$25,000,000	$31,200,000
Unsecured convertible bonds payable	18,196,332	18,196,332
Less: Discounts on bonds payable	(1,215,401)	(878,701)

Total	41,980,931	48,517,631
Less: Current portion	(7,499,426)	(24,841,770)

Net	$34,481,505	$23,675,861

A.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds were as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Five-year	In early June 2012	NT$7,500 million	1.43%	Interest will be paid annually and in early June 2017. The principal has been fully repaid.

Seven-year	In early June 2012	NT$2,500 million	1.63%	Interest will be paid annually and the principal will be repayable in June 2019 upon maturity.

Five-year	In mid-March 2013	NT$7,500 million	1.35%	Interest will be paid annually and the principal will be repayable in March 2018 upon maturity.

Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest will be paid annually and the principal will be repayable in March 2020 upon maturity.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal will be repayable in June 2021 upon maturity.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.

B.	On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. The terms and conditions of the bonds were as follows:

a.	Issue Amount: US$600 million

b.	Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

c.	Redemption:

i.	UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price. The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

v.	Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.	In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.	Terms of Conversion:

i.	Underlying Securities: Ordinary shares of UMC

ii.	Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share. The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The conversion price was NT$15.4320 per share on December 31, 2017.

e.	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.	The bondholders shall have exercised the conversion right before maturity; or

iii.	The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million. The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(13)	Long-Term Loans

a.	Details of long-term loans as of December 31, 2016 and 2017 are as follows:

	As of December 31,
Lenders	2016	2017	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Secured Long-Term Loan from Mega International Commercial Bank (1)	$21,916	$—	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	8,000	4,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (3)	—	8,200	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	17,530	—	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	39,324	16,853	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	14,843	10,276	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.

	As of December 31,
Lenders	2016	2017	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	18,735	13,382	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	6,441	4,724	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	107,027	95,135	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	2,067	1,476	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (8)	5,553	4,165	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	1,125,000	—	Repayable quarterly from October 31, 2015 to July 31, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	—	300,000	Repayable quarterly from March 23, 2019 to December 23, 2021 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	1,246,500	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	948,712	474,356	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	222,222	—	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	950,000	—	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.

	As of December 31,
Lenders	2016	2017	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured Revolving Loan from CTBC Bank (Note A)	1,000,000	—	Settlement due on January 25, 2021 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note B)	1,000,000	—	Settlement due on December 25, 2019 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	22,381,561	29,989,811	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.

Subtotal	29,253,931	32,168,878
Less: Administrative expenses from syndicated loans	(5,241)	(3,542)
Less: Current portion	(3,001,503)	(2,522,052)

Total	$26,247,187	$29,643,284

	For the years ended December 31,
	2015	2016	2017
Interest Rates	1.10%~2.95%	0.98%~4.66%	0.99%~4.66%

Note A:	UMC entered into a 5-year loan agreement with CTBC Bank, effective from January 25, 2016. The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, January 25, 2021. As of December 31, 2016 and 2017, the unused line of credit were NT$1.5 billion and NT$2.5 billion, respectively.

Note B:	UMC entered into a 5-year loan agreement with KGI Bank, effective from September 25, 2014. The agreement offered UMC a revolving line of credit of NT$2 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is December 25, 2019. As of December 31, 2016 and 2017, the unused line of credit were NT$0.5 billion and NT$1 billion, respectively.

b.	Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

c.	In 2014, UMC resolved to provide endorsement for NEXPOWER’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million. As of December 31, 2016 and 2017, the actual amount provided were NT$1,385 million and NT$1,247 million, respectively.

d.	In 2016, HEJIAN resolved to provide endorsement for USC’s syndicated loan from banks including China Development Bank. The maximum balance for the years ended December 31, 2016 and 2017 were NT$9,471 million and NT$8,744 million. As of December 31, 2016 and 2017, the actual amount provided were NT$6,629 million and NT$6,063 million, respectively.

e.	In 2017, UMC resolved to provide endorsement for USC’s syndicated loan from banks including China Development Bank for the amount up to US$310 million. As of December 31, 2017, the actual amount provided was NT$9,093 million.

(14)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. (the Act) is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas were provided in accordance with the local regulations. A total of NT$1,151 million, NT$1,220 million and NT$1,256 million were contributed by the Company for the years ended December 31, 2015, 2016 and 2017, respectively.

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. For the years ended December 31, 2015, 2016 and 2017, total pension expenses of NT$111 million, NT$94 million and NT$80 million, respectively, were recognized by the Company.

i.	Movements in present value of defined benefit obligation during the year:

	For the years ended December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Defined benefit obligation at beginning of year	$(5,386,355)	$(5,482,265)
Items recognized as profit or loss:
Service cost	(27,368)	(24,130)
Interest cost	(91,568)	(76,761)

Subtotal	(118,936)	(100,891)

Remeasurements recognized in other comprehensive income (loss):
Arising from changes in demographic assumptions	(105,542)	—
Arising from changes in financial assumptions	(42,256)	(183,433)
Experience adjustments	85,962	13,233

Subtotal	(61,836)	(170,200)

Benefits paid	84,862	81,204
Other	—	1,094

Defined benefit obligation at end of year	$(5,482,265)	$(5,671,058)

ii.	Movements in fair value of plan assets during the year:

	For the years ended December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Beginning balance of fair value of plan assets	$1,495,554	$1,513,371
Items recognized as profit or loss:
Interest income on plan assets	25,424	21,187
Contribution by employer	91,312	93,466
Payment of benefit obligation	(84,862)	(81,204)
Remeasurements recognized in other comprehensive income (loss):
Return on plan assets, excluding amounts included in interest income	(14,057)	(13,986)
Other	—	(295)

Fair value of plan assets at end of year	$1,513,371	$1,532,539

The actual returns on plan assets of the Company for the years ended December 31, 2016 and 2017 were NT$11 million and NT$7 million, respectively.

iii.	The defined benefit plan recognized on the consolidated balance sheets are as follows:

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Present value of the defined benefit obligation	$(5,482,265)	$(5,671,058)
Fair value of plan assets	1,513,371	1,532,539

Funded status	(3,968,894)	(4,138,519)

Net defined benefit liabilities, noncurrent recognized on the consolidated balance sheets	$(3,968,894)	$(4,138,519)

iv.	The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2016	2017
Cash	21%	25%
Equity instruments	45%	43%
Debt instruments	27%	26%
Others	7%	6%

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

v.	The principal underlying actuarial assumptions are as follows:

	As of December 31,
	2016	2017
Discount rate	1.40%	1.08%
Rate of future salary increase	3.50%	3.50%

vi.	Expected future benefit payments are as follows:

Year	As of December 31, 2017
NT$
(In Thousands)
2018	$173,640
2019	173,346
2020	207,262
2021	253,376
2022	308,549
2023 and thereafter	5,238,631

Total	$6,354,804

The Company expects to make pension fund contribution of NT$94 million in 2018. The weighted-average durations of the defined benefit obligation are 12 years and 11 years as of December 31, 2016 and 2017, respectively.

vii.	Sensitivity analysis:

As of December 31, 2016
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Decrease (increase) in defined benefit obligation	$290,068	$(311,920)	$(276,029)	$260,500

As of December 31, 2017
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Decrease (increase) in defined benefit obligation	$283,095	$(303,570)	$(266,069)	$251,815

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(15)	Deferred Government Grants

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Beginning balance	$295,133	$9,297,371
Arising during the period	9,566,327	6,755,920
Recorded in profit or loss:
Other operating income	(118,757)	(1,469,616)
Exchange effect	(445,332)	11,871

Ending balance	$9,297,371	$14,595,546

Current	$888,921	$2,821,467
Noncurrent	8,408,450	11,774,079

Total	$9,297,371	$14,595,546

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment, and recorded in the net other operating income and expenses.

(16)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of December 31, 2016 and 2017, of which 12,624 million shares were issued as of December 31, 2016 and 2017, each at a par value of NT$10.

ii.	UMC had 151 million and 144 million ADSs, which were traded on the NYSE as of December 31, 2016 and 2017, respectively. The total number of common shares of UMC represented by all issued ADSs were 754 million shares and 721 million shares as of December 31, 2016 and 2017, respectively. One ADS represents five common shares.

iii.	On June 15, 2016, UMC cancelled 134 million shares of treasury stock, which were repurchased during the periods from March 15 to May 6, 2013, for the purpose of transferring to employees.

b.	Treasury stock:

i.	UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market. The purpose for repurchase, and changes in treasury stock during the years ended December 31, 2016 and 2017 are as follows:

For the year ended December 31, 2016 (In thousands of shares)

Purpose	As of January 1, 2016	Increase	Decrease	As of December 31, 2016
For transfer to employees	333,814	200,000	133,814	400,000

For the year ended December 31, 2017 (In thousands of shares)

Purpose	As of January 1, 2017	Increase	Decrease	As of December 31, 2017
For transfer to employees	400,000	—	—	400,000

ii.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As of December 31, 2016 and 2017, the treasury stock held by UMC did not exceed the threshold.

iii.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock held by the parent company should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries and associates is treated as treasury stock. According to the Company Act of R.O.C., these subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.	As of December 31, 2016 and 2017, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, while UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock and UMC’s associate, YANN YUAN INVESTMENT CO., LTD., respectively held 165 million shares and 172 million shares of UMC’s stock. All of them held UMC’s stock as available-for-sale financial assets. The closing prices of UMC’s stock on December 31, 2016 and 2017 were NT$11.40 and NT$14.20, respectively.

c.	Retained earnings and dividend policies:

According to UMC’s amended Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.

ii.	Making up loss for preceding years.

iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv.	Appropriating or reversing special reserve by government officials or other regulations.

v.	The remaining, plus the previous year’s unappropriated earnings, shall be distributed according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as stockholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year. The distribution of stockholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan Financial Supervisory Commission (FSC), UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The distribution of earnings for 2016 was approved by the stockholders’ meeting held on June 8, 2017, while the distribution of earnings for 2017 was approved by the Board of Directors’ meeting on March 7, 2018. The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2016	2017	2016	2017
Legal reserve	$831,566	$962,873
Cash dividends	6,112,159	8,557,023	$0.50	$0.70

The aforementioned 2016 distribution approved by stockholders’ meeting was consistent with the resolutions of meeting of Board of Directors held on February 22, 2017.

The appropriation of 2017 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date. Information relevant to the Board of Directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(19) for information on the employees’ compensation and remuneration to directors.

d.	Non-controlling interests:

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Beginning balance	$3,849,798	$2,027,065	$2,161,729
Attributable to non-controlling interests:
Net loss	(612,973)	(4,452,585)	(2,997,469)
Other comprehensive income (loss)	(62,114)	(32,318)	(111,601)
Changes in subsidiaries’ ownership	(1,047,246)	567,073	(999,151)
Effect of deconsolidation of subsidiaries	(100,400)	—	—
Derecognition of the non-controlling interests	—	4,052,494	2,903,300

Ending balance	$2,027,065	$2,161,729	$956,808

(17)	Employee Stock Options

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

A summary of the Company’s stock option plan and related information for the year ended December 31, 2015 is as follows:

For the year ended December 31, 2015

	Options (in thousands)	Shares available to option holders (in thousands)	Weighted - average exercise price per share (NTD)
Outstanding at beginning of period	48,729	48,729	$10.40
Exercised	(27,828)	(27,828)	$10.40
Forfeited	(469)	(469)	$10.40
Expired	(20,432)	(20,432)	$10.40

Outstanding at end of period	—	—	$10.40

Exercisable at end of period	—	—	$10.40

The weighted-average share price at the date of exercise of employee stock options for the year ended December 31, 2015 was NT$14.95. The compensation expenses for the year ended December 31, 2015 was NT$1 million.

(18)	Operating Revenues

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net sales
Sale of goods	$140,640,738	$142,816,919	$142,957,544
Other operating revenues
Royalty	18,616	11,757	6,817
Mask tooling	3,424,335	3,676,365	3,334,844
Others	746,732	1,365,083	2,985,501

Net operating revenues	$144,830,421	$147,870,124	$149,284,706

(19)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2015			2016			2017
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$			NT$			NT$
	(In Thousands)			(In Thousands)			(In Thousands)
Employee benefit expenses
Salaries	$14,756,493	$6,141,982	$20,898,475	$14,839,388	$6,781,877	$21,621,265	$16,676,560	$7,045,487	$23,722,047
Labor and health insurance	820,037	340,102	1,160,139	802,913	351,873	1,154,786	878,576	376,523	1,255,099
Pension	943,297	319,414	1,262,711	965,494	347,871	1,313,365	1,008,121	327,454	1,335,575
Other employee benefit expenses	229,491	101,950	331,441	231,270	90,402	321,672	259,701	118,422	378,123
Depreciation	41,022,028	2,381,481	43,403,509	46,805,589	2,790,138	49,595,727	47,820,812	3,003,855	50,824,667
Amortization	654,711	1,344,390	1,999,101	790,206	1,502,360	2,292,566	911,563	1,222,163	2,133,726

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

The Company estimates the amounts of the employees’ compensation and remuneration to directors and recognizes them in the profit or loss during the periods when earned for the years ended December 31, 2015, 2016 and 2017. The Board of Directors estimated the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period. The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.

The distributions of employees’ compensation and remuneration to directors for 2015 and 2016 were reported to the stockholders’ meeting on June 7, 2016 and June 8, 2017, respectively, while the distributions of employees’ compensation and remuneration to directors for 2017 were approved by the Board of Directors’ meeting on March 7, 2018. The details of distribution are as follows:

	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Employees’ compensation – Cash	$1,131,180	$930,551	$1,032,324
Directors’ remuneration	12,086	9,714	11,452

The aforementioned 2015 and 2016 employees’ compensation and remuneration to directors reported during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 16, 2016 and February 22, 2017, respectively.

Information relevant to the aforementioned employees’ compensation and remuneration to directors can be obtained from the “Market Observation Post System” on the website of the TWSE.

(20)	Net Other Operating Income and Expenses

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net rental loss from property	$(84,492)	$(141,773)	$(178,192)
Gain on disposal of property, plant and equipment	97,366	73,014	82,397
Impairment loss of property, plant and equipment	(1,021,010)	(455,076)	—
Government grants	—	243,150	1,710,176
Others	44,402	17,560	39,314

Total	$(963,734)	$(263,125)	$1,653,695

(21)	Non-Operating Income and Expenses

a.	Other income

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Interest income
Bank deposits	$313,620	$260,582	$327,602
Others	42,464	33,208	25,557
Dividend income	692,858	606,193	522,428

Total	$1,048,942	$899,983	$875,587

b.	Other gains and losses

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Gain on valuation of financial assets and liabilities at fair value through profit or loss:
Designated financial assets at fair value through profit or loss	$8,462	$—	$—
Financial assets held for trading	—	60,821	198,974
Forward exchange contract	—	93,781	379,650
Option	—	—	31,605
Loss on valuation of financial assets and liabilities at fair value through profit or loss:
Designated financial assets at fair value through profit or loss	—	(3,832)	(11,959)
Financial assets held for trading	(21,020)	—	—
Forward exchange contract	(81,895)	—	—
Impairment loss:
Investments accounted for under the equity method	—	(837,153)	—
Available-for-sale financial assets, noncurrent	(1,238,932)	(492,140)	(664,948)
Financial assets measured at cost, noncurrent	(6,559)	(293,205)	(285,387)
Gain on disposal of investments	2,517,137	2,097,818	1,269,369
Others	756,666	233,310	76,788

Total	$1,933,859	$859,400	$994,092

c.	Finance costs

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Interest expenses
Bonds payable	$290,132	$595,311	$763,124
Bank loans	180,068	654,181	1,563,590
Others	110	91	80,158
Financial expenses	53,555	164,720	88,290

Total	$523,865	$1,414,303	$2,495,162

(22)	Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2015
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(40,200)	$—	$(40,200)	$6,809	$(33,391)
Share of remeasurements of defined benefit plans of associates and joint ventures	(1,831)	—	(1,831)	—	(1,831)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	2,784,800	—	2,784,800	(21,026)	2,763,774
Unrealized gain (loss) on available-for-sale financial assets	(2,843,916)	(916,291)	(3,760,207)	281,203	(3,479,004)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(276,994)	677	(276,317)	(37,850)	(314,167)

Total other comprehensive income (loss)	$(378,141)	$(915,614)	$(1,293,755)	$229,136	$(1,064,619)

	For the year ended December 31, 2016
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(75,893)	$—	$(75,893)	$12,899	$(62,994)
Share of remeasurements of defined benefit plans of associates and joint ventures	2,459	—	2,459	—	2,459
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(1,815,947)	—	(1,815,947)	(620)	(1,816,567)
Unrealized gain (loss) on available-for-sale financial assets	(287,866)	(1,681,770)	(1,969,636)	95,705	(1,873,931)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(331,615)	—	(331,615)	58,577	(273,038)

Total other comprehensive income (loss)	$(2,508,862)	$(1,681,770)	$(4,190,632)	$166,561	$(4,024,071)

	For the year ended December 31, 2017
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(184,186)	$—	$(184,186)	$31,311	$(152,875)
Share of remeasurements of defined benefit plans of associates and joint ventures	1,221	—	1,221	—	1,221
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(5,975,203)	—	(5,975,203)	59,838	(5,915,365)
Unrealized gain (loss) on available-for-sale financial assets	1,224,344	(642,905)	581,439	100,059	681,498
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	604,675	102,302	706,977	(135,989)	570,988

Total other comprehensive income (loss)	$(4,329,149)	$(540,603)	$(4,869,752)	$55,219	$(4,814,533)

(23)	Income Tax

a.	The major components of income tax expense for the years ended December 31, 2015, 2016 and 2017 were as follows:

i.	Income tax expense recorded in profit or loss

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Current income tax expense (benefit):
Current income tax charge	$2,081,552	$3,502,195	$2,467,004
Adjustments in respect of current income tax of prior periods	(154,769)	(424,939)	(364,951)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(1,431,680)	(2,770,767)	(1,033,142)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	654,065	(54,519)	(2,016,726)
Deferred income tax related to changes in tax rates	—	—	12,477
Adjustment of prior year’s deferred income tax	(1,690)	53,322	9,233
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(119,978)	247,232	1,918,586

Income tax expense recorded in profit or loss	$1,027,500	$552,524	$992,481

ii.	Income tax related to components of other comprehensive income (loss)

Items that will not be reclassified:

	For the years ended December 31,
	2015	2016	2017
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Remeasurements of defined benefit pension plans	$6,809	$12,899	$31,311

Items that may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Exchange differences on translation of foreign operations	$(21,026)	$(620)	$59,838
Unrealized loss (gain) on available-for-sale financial assets	281,203	95,705	100,059
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(37,850)	58,577	(135,989)

Income tax related to items that may be reclassified subsequently to profit or loss	$222,327	$153,662	$23,908

iii.	Deferred income tax recognized directly to equity

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Temporary differences arising from the initial recognition of the equity component separately from the liability component	$(322,001)	$—	$—
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	1,040	1,608	227

Income tax recognized directly to equity	$(320,961)	$1,608	$227

b.	A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Income before tax	$13,668,598	$4,721,086	$7,671,710

At UMC’s statutory income tax rate of 17%	2,323,662	802,584	1,304,191
Adjustments in respect of current income tax of prior periods	(154,769)	(424,939)	(364,951)
Net change in loss carry-forward and investment tax credits	705,857	1,327,716	564,742
Adjustment of deferred tax assets/liabilities for write-downs/reversals and different jurisdictional tax rates	11,421	253,100	330,228
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(1,649,709)	(1,707,646)	(1,549,018)
Investment gain	(1,196,376)	(658,375)	(639,979)
Dividend income	(90,201)	(88,518)	(83,154)
Others	354,485	254,903	259,590
Basic tax	—	70,316	33,207
Estimated 10% income tax on unappropriated earnings	344,932	(299,338)	38,069
Deferred income tax related to changes in tax rates	—	—	12,477
Effect of different tax rates applicable to UMC and its subsidiaries	(6,225)	(13,103)	(21,615)
Taxes withheld in other jurisdictions	16,629	753,752	868,106
Others	367,794	282,072	240,588

Income tax expense recorded in profit or loss	$1,027,500	$552,524	$992,481

c.	Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Deferred income tax assets
Depreciation	$2,147,042	$2,064,726
Loss carry-forward	842	425,247
Pension	668,950	697,478
Allowance for sales returns and discounts	294,510	171,213
Allowance for inventory valuation losses	333,472	365,658
Investment loss	231,299	262,346
Unrealized profit on intercompany sales	856,304	1,626,072
Deferred revenue	401,790	452,907
Others	88,186	50,482

Total deferred income tax assets	5,022,395	6,116,129

Deferred income tax liabilities
Unrealized exchange gain	(395,723)	(348,198)
Depreciation	(277,365)	(306,472)
Investment gain	(1,095,682)	(1,139,940)
Convertible bond option	(232,831)	(176,361)
Amortizable assets	(393,578)	(353,477)
Others	(2,617)	(2,775)

Total deferred income tax liabilities	(2,397,796)	(2,327,223)

Net deferred income tax assets	$2,624,599	$3,788,906

d.	Movement of deferred tax

	For the years ended December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Balance at January 1	$(62,858)	$2,624,599
Amounts recognized in profit or loss during the period	2,524,732	1,109,572
Amounts recognized in other comprehensive income	166,561	55,219
Amounts recognized in equity	1,608	227
Exchange adjustments	(5,444)	(711)

Balance at December 31	$2,624,599	$3,788,906

e.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2017, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2014, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2009.

f.	UMC was granted income tax exemption for several periods with respect to income derived from the expansion of operations. The income tax exemption will expire on December 31, 2020.

g.	The information of the unused tax loss carry-forward for which no deferred income tax assets have been recognized was as follows:

	As of December 31,
	2016	2017
	NT$	NT$
Expiry period	(In Thousands)	(In Thousands)
1-5 years	$8,073,715	$14,881,800
6-10 years	15,772,910	15,055,903
more than 10 years	4,856	5,105

Total	$23,851,481	$29,942,808

h.	As of December 31, 2016 and 2017, deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$4,965 million and NT$7,141 million, respectively.

i.	Imputation credit information

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Balances of imputation credit amounts	$3,850,306	$3,409,988

The actual creditable ratio for 2016 was 10.61%. According to the Article 66-6 of Income Tax Act, the imputation credit ratio for the earnings of 2016 distributed to individual stockholders residing in R.O.C. is half of the original ratio. On January 18, 2018, the Legislative Yuan passed the amendments to the Income Tax Act that abolished the imputation tax scheme under the integrated income tax system. The balance of the imputation credit account as of December 31, 2017 is only for reference.

j.	UMC’s earnings generated in and prior to the year ended December 31, 1997 have been fully appropriated.

k.	As of December 31, 2016 and 2017, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$9,869 million and NT$9,289 million, respectively.

(24)	Earnings Per Share

a.	Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year. The reciprocal stockholdings held by subsidiaries and associates are deducted from the computation of weighted-average number of shares outstanding.

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$13,254,071	$8,621,147	$9,676,698

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,336,388	12,098,826	11,994,760

Earnings per share-basic (NTD)	$1.07	$0.71	$0.81

b.	Earnings per share-diluted

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

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$13,254,071	$8,621,147	$9,676,698
Effect of dilution
Unsecured convertible bonds	172,592	282,325	288,091

Income attributable to stockholders of the parent	$13,426,663	$8,903,472	$9,964,789

Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,336,388	12,098,826	11,994,760
Effect of dilution
Employees’ compensation	143,726	99,122	83,981
Employee stock options	3,199	—	—
Unsecured convertible bonds	687,493	1,152,306	1,193,935

Weighted-average number of common stocks after dilution (thousand shares)	13,170,806	13,350,254	13,272,676

Diluted earnings per share (NTD)	$1.02	$0.67	$0.75

(25)	Deconsolidation of Subsidiary

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

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary:

NT$ (In Thousands)
Cash received	$—
Net cash of subsidiary derecognized	(834,955)

Net cash outflow from deconsolidation	$(834,955)

(26)	Reconciliation of Liabilities Arising from Financing Activities

	As of December 31, 2016	Cash Flows	Non-cash changes		As of December 31, 2017
			Foreign exchange	Other (Note)
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Short-term loans	$20,550,801	$5,878,717	$(1,064,017)	$80,039	$25,445,540
Long-term loans (current portion included)	29,248,690	4,398,112	(1,483,165)	1,699	32,165,336
Bonds payable (current portion included)	41,980,931	6,184,215	—	352,485	48,517,631
Guarantee deposits (current portion included)	491,089	110,363	(36,876)	—	564,576
Other financial liabilities-noncurrent	20,311,688	—	(195,611)	370,042	20,486,119

Note:	Other non-cash changes mainly consisted of amortization of short-term loans, bonds payable and other financial liabilities-noncurrent using the effective interest method.

7.	SIGNIFICANT RELATED PARTY TRANSACTIONS

a.	Significant intercompany transactions between consolidated entities were as follows:

For the year ended December 31, 2015

	Counterparty	Transactions (Note 1)
Entity		Account	Amount	Terms (Note 3)
			NT$ (In Thousands)
UMC	UMC-USA	Sales	$62,952,979	Net 60 days

UMC	UMC-USA	Accounts receivable	7,615,622	—

UMC	UMC GROUP JAPAN	Sales	9,716,823	Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	2,299,403	—

WAVETEK	UMC	Sales	928,335	Net 30 days

WAVETEK	UMC	Accounts receivable	128,809	—

HEJIAN	UMC-USA	Sales	657,149	Net 60 days

HEJIAN	UMC-USA	Accounts receivable	108,932	—

HEJIAN	UMC GROUP JAPAN	Sales	151,935	Net 60 days

HEJIAN	UMC GROUP JAPAN	Accounts receivable	16,480	—

For the year ended December 31, 2016

	Counterparty	Transactions (Note 2)
Entity		Account	Amount	Terms (Note 3)
			NT$ (In Thousands)
UMC	UMC-USA	Sales	$69,676,143	Net 60 days

UMC	UMC-USA	Accounts receivable	9,122,728	—

UMC	UMC GROUP JAPAN	Sales	4,056,027	Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	681,621	—

UMC	USC	Sales	379,332 (Note 4)	Net 30 days

	Counterparty	Transactions (Note 2)
Entity		Account	Amount	Terms (Note 3)
			NT$ (In Thousands)
UMC	USC	Accounts receivable	3,091,249	—

UMC	WAVETEK	Sales	148,266	Month-end 30 days

UMC	WAVETEK	Accounts receivable	337	—

HEJIAN	UMC-USA	Sales	429,216	Net 60 days

HEJIAN	UMC-USA	Accounts receivable	99,626	—

HEJIAN	UMC GROUP JAPAN	Sales	161,809	Net 60 days

HEJIAN	UMC GROUP JAPAN	Accounts receivable	30,294	—

For the year ended December 31, 2017

	Counterparty	Transactions (Note 2)
Entity		Account	Amount	Terms (Note 3)
			NT$ (In Thousands)
UMC	UMC-USA	Sales	$59,968,172	Net 60 days

UMC	UMC-USA	Accounts receivable	6,737,723	—

UMC	UMC GROUP JAPAN	Sales	4,212,523	Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	659,488	—

UMC	USC	Sales	998,899 (Note 5)	Net 30 days

UMC	USC	Accounts receivable	4,790,930	—

UMC	USC	Loan receivable	3,924,360	—

HEJIAN	UMC-USA	Sales	214,147	Net 60 days

	Counterparty	Transactions (Note 2)
Entity		Account	Amount	Terms (Note 3)
			NT$ (In Thousands)
HEJIAN	UMC-USA	Accounts receivable	35,498	—

HEJIAN	UMC GROUP JAPAN	Sales	223,740	Net 60 days

HEJIAN	UMC GROUP JAPAN	Accounts receivable	43,332	—

USC	UMC-USA	Sales	241,220	Net 60 days

USC	UMC-USA	Accounts receivable	141,272	—

Note 1:	The significant intercompany transactions listed above include downstream and upstream transactions.

Note 2:	The significant intercompany transactions listed above include downstream transactions.

Note 3:	The sales price to the above related parties was determined through mutual agreement in reference to market conditions.

Note 4:	UMC authorized technology licenses to its subsidiary, USC, in the amount of US$0.15 billion, which was recognized as deferred revenue and would be realized over time.

Note 5:	UMC authorized technology licenses to its subsidiary, USC, in the amount of US$0.35 billion, which was recognized as deferred revenue and would be realized over time.

b.	Significant transactions between the Company and other related parties were as follows:

(i)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its subsidiaries	Associate

JINING SUNRICH SOLARENERGY CORPORATION	Joint venture’s subsidiary

SILICON INTEGRATED SYSTEMS CORP.	The Company’s director

SUBTRON TECHNOLOGY CO., LTD.	Subsidiary’s supervisor

PHOTRONICS DNP MASK CORPORATION	Other related parties

(ii)	Operating revenues

	For the years ended December 31,
	2015	2016	2017
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Associates	$1,132,831	$1,961,451	$1,357,720
Joint ventures	14,224	13,122	12,465
Others	7,228	2,305	30,417

Total	$1,154,283	$1,976,878	$1,400,602

(iii) Accounts receivable, net
		As of December 31,
		2016	2017
		NT$ (In Thousands)	NT$ (In Thousands)
Associates		$138,869	$84,839
Joint ventures		1,012	1,051
Others		86	7,908

Total		139,967	93,798
Less: Allowance for sales returns and discounts		(3,057)	(2,733)

Net		$136,910	$91,065

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection period for domestic sales to related parties was month-end 30~60 days, while the collection period for overseas sales was net 30~60 days.

(iv)	Significant asset transactions

Acquisition of intangible assets

	For the years ended December 31,
	Purchase price
	2015	2016	2017
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Associates	$129,327	$254,611	$322,808

Disposal of available-for-sale financial assets, noncurrent

	Trading Volume (In thousands	Transaction	For the year ended December 31, 2015
	of shares)	underlying	Disposal amount	Disposal gain
			NT$	NT$
			(In Thousands)	(In Thousands)
Associates	336	DRAMEXCHANGE TECH. INC.	$5,400	$2,346

For the year ended December 31, 2016: None.

	Trading Volume (In thousands	Transaction	For the year ended December 31, 2017
	of shares)	underlying	Disposal amount	Disposal loss
			NT$	NT$
			(In Thousands)	(In Thousands)
Others	6,489	ASIA PACIFIC MICROSYSTEMS, INC.	$50,745	$(13,753)

(v)	Others

Mask expenditure

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Others	$—	$—	$994,710

Other payables of mask expenditure

	As of December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Others	$—	$—	$580,789

c.	Key management personnel compensation

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Short-term employee benefits	$292,282	$267,501	$271,554
Post-employment benefits	2,953	2,773	3,478
Termination benefits	1,582	939	6,957
Share-based payment	5,772	10	68
Others	1,039	422	294

Total	$303,628	$271,645	$282,351

8.	ASSETS PLEDGED AS COLLATERAL

	As of December 31,
	2016	2017	Party to which asset(s) was pledged	Purpose of pledge
	NT$	NT$
	(In Thousands)	(In Thousands)
Refundable Deposits (Time deposit)	$815,195	$818,195	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	251,231	246,008	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	—	20,991	Science Park Administration	Collateral for dormitory lease
Refundable Deposits (Time deposit)	—	800	Science Park Administration	Industry-university cooperative research project performance guarantees
Refundable Deposits (Time deposit)	37,084	37,084	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	870	—	National Pingtung University of Science and Technology	Guarantee for engineering project
Refundable Deposits (Time deposit)	286	—	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee

	As of December 31,
	2016	2017	Party to which asset(s) was pledged	Purpose of pledge
	NT$	NT$
	(In Thousands)	(In Thousands)
Buildings	138,063	6,083,976	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	234,499	32,428,768	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Other noncurrent assets	—	323,001	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans

Total	$1,477,228	$39,958,823

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of December 31, 2017, amounts available under unused letters of credit for importing machinery and equipment was NT$0.7 billion.

(2)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$12 billion. As of December 31, 2017, the portion of royalties and development fees not yet recognized was NT$0.9 billion.

(3)	The Company entered into several construction contracts for the expansion of its operations. As of December 31, 2017, these construction contracts amounted to approximately NT$3.7 billion and the portion of the contracts not yet recognized was approximately NT$0.6 billion.

(4)	The Company entered into several operating lease contracts for land and office. These renewable operating leases will expire in various years through 2038. Future minimum lease payments under those leases are as follows:

Year	As of December 31, 2017
NT$
(In Thousands)
2018	$362,929
2019	352,100
2020	327,725
2021	314,224
2022	317,854
2023 and thereafter	3,063,106

Total	$4,737,938

(5)	The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. Based on the agreement, UMC submitted an investment application with R.O.C. government authorities for approval to invest in the company established by Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP. The Company anticipates that its investment could reach approximately US$1.4 billion by 2020, with instalment funding starting in 2015. As of December 31, 2017, UMC obtained R.O.C. government authority’s approval of the investment application for US$1.3 billion (including indirect investment). In January 2015, the Company obtained control over the investee, USC, by acquiring more than half of the seats of the Board of Directors. As of December 31, 2017, the Company’s investment of RMB¥4.6 billion in USC represented ownership interest of 51.02%. Furthermore, based on the agreement, UMC is committed to repurchase from the other investors’ investments in USC at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by the other investors. Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period. At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IAS 39, at the same time derecognizing the non-controlling interests. Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

(6)	On July 1, 2016, INTERNATIONAL BUSINESS MACHINES CORPORATION (IBM) filed a complaint in the United States District Court for the Southern District of New York accusing that UMC did not pay the technology license fees in accordance with the technology license agreement and claimed US$10 million with interest of 12% per annum. UMC is appealing an unfavorable judgment issued on September 15, 2017 by the United States District Court of Southern District of New York for the subject matter. The Company does not expect material adverse financial impact resulting from this claim.

(7)	In 2017, the Taichung District Prosecutors Office requested the local court to impose a fine to the Company based on the allegation of misappropriation of trade secret of Micron Technology Inc. (“Micron”). In addition, Micron Technology Inc. filed a civil lawsuit against the Company with the District Court of Northern District of California for the similar cause. On January 12, 2018, the Company filed counterclaims against Micron with the Fuzhou Intermediate People’s Court against, among others, Micron (Xi’an) Co., Ltd. and Micron (Shanghai) Trading Co., Ltd. for patent infringement. These cases are currently in progress and the Company cannot make a reliable estimate of the contingent liability at this time.

10.	SIGNIFICANT SUBSEQUENT EVENTS

(1)	The amendments to the Income Tax Act with retrospective effect from January 1, 2018 were passed by the Legislative Yuan on January 18, 2018, and announced by the President on February 7, 2018, respectively. According to the amendments, the imputation tax scheme under the integrated income tax system is repealed and consequently the imputation credit account is closed. In addition, the corporate income tax rate is raised from 17% to 20%, and the 10% undistributed earnings tax is lowered to 5%. After the change of the tax rates, the deferred tax assets and deferred tax liabilities as of December 31, 2017 will be increased by NT$917 million and decreased by NT$156 million, respectively.

(2)	On April 25, 2018, to integrate the resources pursuant to the groupwise investment strategy, the Board of Directors of UMC and its subsidiaries, Fortune Venture Capital Corp. (FORTUNE) and UMC New Business Investment Corp. (NBI), resolved an organizational restructure plan, under which NBI will be merged into FORTUNE. FORTUNE will be the surviving company and assume all the assets and liabilities from NBI when the merger became effective.

11.	FINANCIAL RISK AND FAIR VALUE DISCLOSURES

(1)	Categories of financial instruments

	As of December 31,
Financial Assets	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Non-derivative financial instruments
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$263,201	$213,180
Financial assets held for trading	665,160	663,138

Subtotal	928,361	876,318

Available-for-sale financial assets	20,415,541	20,636,332

Financial assets measured at cost	2,760,615	2,218,472

Loans and receivables
Cash and cash equivalents (excludes cash on hand)	57,575,264	81,670,212
Receivables	23,965,052	22,149,072
Refundable deposits	2,203,658	1,903,041
Other financial assets, current	323,769	2,645,003

Subtotal	84,067,743	108,367,328

Derivative financial instruments
Financial assets at fair value through profit or loss
Forward exchange contracts	543	—
Option	—	31,605

Total	$108,172,803	$132,130,055

	As of December 31,
Financial Liabilities	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Non-derivative financial instruments
Financial liabilities measured at amortized cost
Short-term loans	$20,550,801	$25,445,540
Payables	34,401,266	24,274,413
Guarantee deposit (current portion included)	491,089	564,576
Bonds payable (current portion included)	41,980,931	48,517,631
Long-term loans (current portion included)	29,248,690	32,165,336
Other financial liabilities-noncurrent	20,311,688	20,486,119

Subtotal	146,984,465	151,453,615

Derivative financial instruments
Financial liabilities at fair value through profit or loss
Forward exchange contracts	60,855	—

Total	$147,045,320	$151,453,615

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

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the year ended December 31, 2015 increases/decreases by NT$186 million while the profit for the years ended December 31, 2016 and 2017 decreases/increases by NT$33 million and NT$1,330 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2015, 2016 and 2017 increases/decreases by nil, NT$3,781 million and NT$4,011 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2015, 2016 and 2017 to decrease/increase by NT$18 million, NT$50 million and NT$58 million, respectively.

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

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the years ended December 31, 2015, 2016 and 2017 by NT$13 million, NT$31 million and NT$33 million, respectively. A change of 5% in the price of the aforementioned available-for-sale financial instruments could increase/decrease the Company’s other comprehensive income for the years ended December 31, 2015, 2016 and 2017 by NT$1,150 million, NT$976 million and NT$979 million, respectively.

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

As of December 31, 2016 and 2017, accounts receivable from the top ten customers represent 63% and 54% of the total accounts receivables of the Company, respectively. The credit concentration risk of other accounts receivables is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2016
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$20,916,531	$—	$—	$—	$20,916,531
Payables	33,996,623	—	—	109,075	34,105,698
Guarantee deposits	—	13,140	32,347	445,602	491,089
Bonds payable	8,062,161	10,339,221	22,870,813	3,144,137	44,416,332
Long-term loans	4,000,076	7,507,908	9,899,242	12,575,318	33,982,544
Other financial liabilities-noncurrent	—	—	—	22,561,882	22,561,882

Total	$66,975,391	$17,860,269	$32,802,402	$38,836,014	$156,474,076

Derivative financial liabilities
Forward exchange contracts
Net settlement	$(60,855)	$—	$—	$—	$(60,855)

	As of December 31, 2017
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$25,622,430	$—	$—	$—	$25,622,430
Payables	23,807,378	—	—	104,755	23,912,133
Guarantee deposits	95,085	14,071	29,876	425,544	564,576
Bonds payable	26,321,530	5,564,967	10,590,265	8,689,971	51,166,733
Long-term loans	3,855,962	8,728,249	13,397,515	13,450,444	39,432,170
Other financial liabilities-noncurrent	—	—	13,402,849	8,935,552	22,338,401

Total	$79,702,385	$14,307,287	$37,420,505	$31,606,266	$163,036,443

(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of December 31, 2016

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell US$285 million	December 1, 2016~February 16, 2017

As of December 31, 2017: None.

(7)	Fair value measurement

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

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$665,160	$49,009	$—	$714,169
Financial assets at fair value through profit or loss, noncurrent	171,700	43,035	—	214,735
Available-for-sale financial assets, noncurrent	10,517,662	64,242	9,833,637	20,415,541
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	60,855	—	60,855

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$663,138	$22,175	$31,605	$716,918
Financial assets at fair value through profit or loss, noncurrent	174,760	16,245	—	191,005
Available-for-sale financial assets, noncurrent	10,959,194	—	9,677,138	20,636,332

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

During the years ended December 31, 2016 and 2017, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

		Available-for-sale financial assets
		Common stock	Funds	Preferred stock	Total
		NT$	NT$	NT$	NT$
		(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2016		$7,138,180	$782,409	$1,166,256	$9,086,845
Recognized in profit (loss)		(157,547)	(13,152)	(160,081)	(330,780)
Recognized in other comprehensive income (loss)		517,475	22,651	(5,691)	534,435
Acquisition		20,702	180,022	121,453	322,177
Disposal		(34,732)	(20,945)	—	(55,677)
Transfer to Level 3		211,217	—	95,030	306,247
Exchange effect		(7,543)	(8,689)	(13,378)	(29,610)

As of December 31, 2016		$7,687,752	$942,296	$1,203,589	$9,833,637

	Financial assets at fair value through profit or loss	Available-for-sale financial assets
	Option	Common stock	Funds	Preferred stock	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2017	$—	$7,687,752	$942,296	$1,203,589	$9,833,637
Recognized in profit (loss)	31,605	(240,037)	(64,515)	(14,364)	(318,916)
Recognized in other comprehensive income (loss)	—	(551,004)	26,269	(32,081)	(556,816)
Acquisition	—	170,457	266,992	429,627	867,076
Disposal	—	(244,970)	—	—	(244,970)
Return of Capital	—	—	(6,369)	—	(6,369)
Transfer to Level 3	—	87,830	—	342,832	430,662
Transfer out of Level 3	—	(181,637)	—	—	(181,637)
Exchange effect	—	(34,072)	(47,264)	(64,193)	(145,529)

As of December 31, 2017	$31,605	$6,694,319	$1,117,409	$1,865,410	$9,677,138

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

The total losses of NT$134 million, NT$331 million and NT$286 million for the years ended December 31, 2015, 2016 and 2017, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

b.	Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and guarantee deposits approximate their carrying amount due to their maturities within one year.

As of December 31, 2016

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Bonds payables (current portion included)	$42,835,431	$25,182,667	$17,652,764	$—	$41,980,931
Long-term loans (current portion included)	29,248,690	—	29,248,690	—	29,248,690

As of December 31, 2017

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Bonds payables (current portion included)	$49,342,714	$31,422,772	$17,919,942	$—	$48,517,631
Long-term loans (current portion included)	32,165,336	—	32,165,336	—	32,165,336

12.	OPERATING SEGMENT INFORMATION

(1)	The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company is organized into business units based on its products and services. As of December 31, 2017, the Company had the following segments: wafer fabrication and new business. There were no material differences between the accounting policies described in Note 4 and those applied by the operating segments. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the years ended December 31, 2015, 2016 and 2017 were as follows:

	For the year ended December 31, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Net revenue from external customers	$141,705,196	$3,125,225	$144,830,421	$—	$144,830,421
Net revenue from sales among intersegments	—	15,725	15,725	(15,725)	—
Segment net income (loss), net of tax	13,569,672	(1,731,181)	11,838,491	802,607	12,641,098
Capital expenditure	60,386,300	117,849	60,504,149	—	60,504,149
Depreciation	42,833,022	639,986	43,473,008	—	43,473,008
Share of profit or loss of associates and joint ventures	(869,190)	(58,513)	(927,703)	932,397	4,694
Income tax expense (benefit)	880,170	(3,676)	876,494	151,006	1,027,500
Impairment loss	1,465,036	801,465	2,266,501	—	2,266,501

	For the year ended December 31, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Net revenue from external customers	$147,444,265	$425,859	$147,870,124	$—	$147,870,124
Net revenue from sales among intersegments	—	6,547	6,547	(6,547)	—
Segment net income (loss), net of tax	4,218,948	(1,661,885)	2,557,063	1,611,499	4,168,562
Capital expenditure	91,542,436	18,203	91,560,639	—	91,560,639
Depreciation	49,288,201	402,834	49,691,035	—	49,691,035
Share of profit or loss of associates and joint ventures	(1,285,380)	(210,746)	(1,496,126)	1,180,460	(315,666)
Income tax expense (benefit)	992,580	(9,017)	983,563	(431,039)	552,524
Impairment loss	1,296,529	781,045	2,077,574	—	2,077,574

	For the year ended December 31, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Net revenue from external customers	$148,939,836	$344,870	$149,284,706	$—	$149,284,706
Net revenue from sales among intersegments	—	13,600	13,600	(13,600)	—
Segment net income (loss), net of tax	6,728,620	(665,895)	6,062,725	616,504	6,679,229
Capital expenditure	44,229,488	6,788	44,236,276	—	44,236,276
Depreciation	50,737,240	227,880	50,965,120	—	50,965,120
Share of profit or loss of associates and joint ventures	(258,959)	(32,619)	(291,578)	449,415	157,837
Income tax expense	1,167,154	3	1,167,157	(174,676)	992,481
Impairment loss	632,207	318,128	950,335	—	950,335

	As of December 31, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Segment assets	$384,870,981	$3,213,397	$388,084,378	$(3,857,663)	$384,226,715

Segment liabilities	$166,110,998	$1,857,130	$167,968,128	$1,312,213	$169,280,341

	As of December 31, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Segment assets	$392,370,323	$3,030,057	$395,400,380	$(4,268,160)	$391,132,220

Segment liabilities	$178,362,985	$1,700,045	$180,063,030	$1,448,192	$181,511,222

Note: The adjustments primarily consisted of intragroup elimination entries and GAAP difference adjustments.

(2)	Geographic information

a.	Revenue from external customers

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Taiwan	$46,015,882	$46,493,583	$48,952,219
Singapore	18,316,785	26,753,960	30,798,270
China (includes Hong Kong)	11,722,585	13,732,391	18,971,866
Japan	10,141,883	4,501,057	4,694,277
USA	12,794,864	13,713,202	18,208,227
Europe	33,882,327	29,253,755	14,329,730
Others	11,956,095	13,422,176	13,330,117

Total	$144,830,421	$147,870,124	$149,284,706

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

b.	Non-current assets

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Taiwan	$141,692,141	$114,047,141
Singapore	22,891,986	18,501,088
China (includes Hong Kong)	69,461,494	80,180,759
USA	22,734	29,866
Europe	165,794	165,590
Others	113	60

Total	$234,234,262	$212,924,504

Non-current assets include property, plant and equipment, intangible assets, prepayment for equipment and other noncurrent assets.

(3)	Major customers

Individual customers accounting for at least 10% of net sales for the years ended December 31, 2015, 2016 and 2017 were as follows:

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Customer A from wafer fabrication segment	$7,449,485	$13,324,560	$15,632,722
Customer B from wafer fabrication segment	20,761,648	$20,816,001	10,499,880

Total	$28,211,133	$34,140,561	$26,132,602

13.	CAPITAL MANAGEMENT

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

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of December 31, 2016 and 2017 were as follows:

	As of December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Total liabilities	$169,280,341	$181,511,222
Less: Cash and cash equivalents	(57,578,981)	(81,674,572)

Net debt	111,701,360	99,836,650
Total equity	214,946,374	209,620,998

Total capital	$326,647,734	$309,457,648

Debt to capital ratios	34.20%	32.26%