Form 20-F
period 2018-12-31
UNITED MICROELECTRONICS CORP
filed 2019-04-25
CIK 1033767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

12,424,318,715 Common Shares of Registrant issued as of December 31, 2018 (including 480,000,000 treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, ” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

FISCAL YEAR ENDED DECEMBER 31, 2018

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

GLOSSARY

ASIC	Application Specific Integrated Circuit. A custom-designed integrated circuit that performs specific functions which would otherwise require a number of off-the-shelf integrated circuits to perform.

BCD	Bipolar- Complementary Metal Oxide Semiconductor (“CMOS”)- Double Diffused Metal Oxide Semiconductor (“DMOS”). An integrated circuit and is one of the most important components for power management integration circuits.

BSI-CSI	Back-Side Illuminated CMOS Image Sensor, which is recently used for mobile product image sensor with better performance and thinner chip.

Cell	Semiconductor structure in an electrical state which can store a bit of information, mainly used as the building block of memory array.

Die	A piece of a semiconductor wafer containing the circuitry of an unpackaged single chip.

DRAM	Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity hundreds of times per second or else it will fade away.

eFlash	Embedded Flash Nonvolatile Memory. Used for most SoC (“System-on-Chip”) applications and has faster speed and enhanced security.

eHV	Embedded High Voltage Device. Used for Liquid Crystal Display (“LCD”) driver circuit to drive LCD devices.

EUV Lithography	Extreme Ultraviolet Lithography.

FinFET	Fin Field-Effect Transistor.

FPGA	Field Programmable Gate Array. A programmable integrated circuit.

Integrated Circuit	Entire electronic circuit built on a single piece of solid substrate and enclosed in a small package. The package is equipped with leads needed to electrically integrate the integrated circuit with a larger electronic system. Monolithic and hybrid integrated circuits are distinguished by the type of substrate used.

Interconnect	The conductive path made from copper or aluminum that is required to achieve connection from one circuit element to the other circuit elements within a circuit.

Mask or Photomask	A piece of glass on which an integrated circuit circuitry design is laid out.

MCU	Microcontroller unit, a small computer on a single integrated circuit, containing one or more central processing units along with memory and programmable input/output peripherals.

Memory	A group of integrated circuits that a computer uses to store data and programs, such as ROM, RAM, DRAM and SRAM.

Micron	A unit of spatial measurement that is one-millionth of a meter.

MRAM	Magnetic Random Access Memory

Nanometer	A unit of spatial measurement that is one-billionth of a meter.

PC	Personal computer.

RAM	Random Access Memory. A type of volatile memory forming the main memory of a computer where applications and files are run.

ReRAM	Resistive Random Access Memory

RF-SOI	Radio Frequency Silicon on Insulator

ROM	Read-Only Memory. Memory that is programmed by the manufacturer and cannot be changed. Typically, ROM is used to provide start-up data when a computer is first turned on.

Scanner	A photolithography tool used in the production of semiconductor devices. This camera-like step-and-scan tool projects the image of a circuit from a master image onto a photosensitized silicon wafer.

Semiconductor	A material with electrical conducting properties in between those of metals and insulators. Essentially, semiconductors transmit electricity only under certain circumstances, such as when given a positive or negative electric charge. Therefore, a semiconductor’s ability to conduct can be turned on or off by manipulating those charges and this allows the semiconductor to act as an electric switch. The most common semiconductor material is silicon, used as the base of most semiconductor chips today because it is relatively inexpensive and easy to create.

SoC	System-on-Chip. A chip that incorporates functions currently performed by several chips on a cost effective basis.

SOI	Silicon-On-Insulator. Silicon wafer consisting of a thin layer of oxide, on top of which semiconductor devices are built.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Transistor	Tri-terminal semiconductor device in which input signal (voltage or current depending on the type of transistor) controls output current. An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products which lose their data content when the power supply is switched off.

Wafer	Thin, round, flat piece of silicon that is the base of most integrated circuits.

8-inch wafer equivalents	Standard unit describing the equivalent amount of 8-inch wafers produced after conversion, used to quantify levels of wafer production for purposes of comparison. Figures of 8-inch wafer equivalents are derived by converting the number of wafers of all dimensions (e.g., 6-inch, 8-inch and 12-inch) into their equivalent figures for 8-inch wafers. 100 6-inch wafers are equivalent to 56.25 8-inch wafers. 100 12-inch wafers are equivalent to 225 8-inch wafers.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated balance sheets data as of December 31, 2017 and 2018 and the selected consolidated statements of comprehensive income data for the years ended December 31, 2016, 2017 and 2018 are derived from our audited consolidated financial statements included elsewhere in this annual report. In accordance with the requirements of the Taiwan Financial Supervisory Commission, or FSC, beginning on January 1, 2013, we have adopted Taiwan-IFRSs, which is translated and published by Accounting Research and Development Foundation, or ARDF, referred to as “TIFRSs” for reporting our annual and interim consolidated financial statements in the R.O.C. At the same time, we have adopted IFRSs as issued by the IASB for our annual reports on Form 20-F with the U.S. SEC beginning with the year ended December 31, 2013. However, since January 1, 2013, we only prepare our interim unaudited quarterly financial statements under TIFRSs, which are furnished to the SEC on Form 6-K. The selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 and the selected consolidated statements of comprehensive income data for the years ended December 31, 2014 and 2015 are derived from our audited consolidated financial statements not included in this annual report.

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

	Years Ended December 31,
	2014	2015	2016	2017	2018
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data
Operating revenues	140,012	144,830	147,870	149,285	151,253	4,941
Operating costs	(108,159)	(113,061)	(117,491)	(122,227)	(128,413)	(4,195)

Gross profit	31,853	31,769	30,379	27,058	22,840	746
Operating expenses	(21,238)	(19,969)	(23,922)	(22,143)	(22,277)	(727)
Net other operating income and expenses	(539)	(964)	(263)	1,653	5,117	167

Operating income	10,076	10,836	6,194	6,568	5,680	186
Non-operating income and expenses	3,496	2,833	(1,473)	1,104	(3,562)	(117)

	Years Ended December 31,
	2014	2015	2016	2017	2018
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Income from continuing operations before income tax	13,572	13,669	4,721	7,672	2,118	69
Income tax benefit (expense)	(3,125)	(1,028)	(553)	(993)	1,130	37

Net income	10,447	12,641	4,168	6,679	3,248	106
Total other comprehensive income (loss), net of tax	6,069	(1,065)	(4,024)	(4,815)	835	27

Total comprehensive income	16,516	11,576	144	1,864	4,083	133

Net income attributable to:
Stockholders of the parent	11,109	13,254	8,621	9,676	7,678	251
Non-controlling interests	(662)	(613)	(4,453)	(2,997)	(4,430)	(145)

Total comprehensive income attributable to:
Stockholders of the parent	17,035	12,251	4,629	4,973	8,617	281
Non-controlling interests	(519)	(675)	(4,485)	(3,109)	(4,534)	(148)

Earnings per share: (1)
Basic	0.90	1.07	0.71	0.81	0.65	0.02
Diluted (2)	0.89	1.02	0.67	0.75	0.60	0.02
Common shares used in earnings per share calculation:
Basic	12,334	12,336	12,099	11,995	11,890	11,890
Diluted (2)	12,719	13,171	13,350	13,273	13,271	13,271
Earnings per ADS equivalent:
Basic	4.50	5.37	3.56	4.03	3.23	0.11
Diluted (2)	4.44	5.10	3.33	3.75	3.00	0.10

	As of December 31,
	2014	2015	2016	2017	2018
	NT$	NT$	NT$	NT$	NT$	US$
Consolidated Balance Sheets Data
Total assets	310,648	335,354	384,227	391,132	362,597	11,846
Total liabilities	90,309	110,502	169,281	181,511	158,200	5,168
Stockholders’ equity	220,339	224,852	214,946	209,621	204,397	6,678
Capital stock (3)	127,303	127,581	126,243	126,243	124,243	4,059
Dividends declared per share (4)	0.50	0.55	0.55	0.50	0.70	0.02

	Years Ended December 31,
	2014	2015	2016	2017	2018
	NT$	NT$	NT$	NT$	NT$	US$
Segment Data (5)
Operating revenues
Wafer fabrication	129,954	141,705	147,444	148,940	151,024	4,934
New business	10,058	3,125	426	345	229	7
Net income (loss) (6)
Wafer fabrication	12,311	13,570	4,219	6,729	2,688	88
New business	(2,354)	(1,731)	(1,662)	(666)	(603)	(20)

(1)	Earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the year.
(2)	Diluted securities include convertible bonds, employee stock options and employees’ compensation, if any.
(3)	Changes to the number of the capital common shares are primarily caused by the share-based payment transactions and the cancellation of treasury stocks, if any.
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

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$30.61 to US$1.00, which was the foreign exchange rate on December 31, 2018 as released by the Board of Governors of the Federal Reserve System. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate.

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

In recent times, several major systemic economic and financial crises and natural disasters negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our goods and services. In addition, these crises may cause a number of indirect effects such as undermining the ability of our customers to remain competitive when faced with the financial and economic challenges created by insolvent countries and companies still struggling to survive in the wake of these crises. For example, there could be in the future knock-on effects from these types of crises on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products; customer insolvencies; and counterparty failures negatively impacting our treasury operations. Any future systemic political, economic or financial crises or catastrophic natural disasters (as well as the indirect effects flowing from these crises or disasters) could cause revenues for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial condition of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could increase our operating expenses and therefore reduce our operating income and net income. Thus, any future global economic crisis or catastrophic natural disaster (and their indirect effects) could materially and adversely affect our results of operations. Any disruption in global trade conditions such as the increase in tariffs or the escalation of regional trade tension will indirectly impact global business environment which may adversely impact our business, results of operations and financial condition.

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

Our operating revenues are also typically affected by seasonal variations in market conditions that contribute to the fluctuations of the average selling price of semiconductor services and products. The seasonal sales trends for semiconductor services and products closely mirror those for consumer electronics, communication and computer sales. We generally experience seasonal lows in the demand for semiconductor services and products during the first half of the year, primarily as a result of inventory correction by our customers. Any change in the general seasonal variations, which we cannot anticipate, may result in materially adverse effects on our revenues, operations and businesses.

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

Any problem in the semiconductor outsourcing infrastructure can adversely affect our operating revenues and profitability.

Many of our customers depend on third parties to provide mask tooling, assembly and test services. If these customers cannot timely obtain these services on reasonable terms, they may not order any foundry services from us. This may significantly reduce our operating revenues and negatively affect our profitability.

We may be unable to implement new technologies as they become available, which may result in the decrease of our profitability and the loss of customers and market share.

The semiconductor industry is developing rapidly and the related technology is constantly evolving. If we do not anticipate the technology evolution and rapidly adopt new and innovative technology, we may not be able to produce sufficiently advanced services at competitive prices. There is a risk that our competitors may adopt new technology before we do, resulting in our loss of market share. If we are unable to begin offering advanced services and processes on a competitive and timely basis, we may lose customers to our competitors providing similar technologies, which may cause our operating revenues to decline unless we can replace lost customers with new customers. In addition, the market prices for advanced technology and services tend to fall over time. As a result, if we are unable to offer new advanced services and processes on a competitive and timely basis, we need to decrease the prices that we set for our existing services and processes, which would have a negative effect on our profitability. We also depend upon the introduction of new technologies on a timely basis in order to benefit from the relatively higher prices such new technologies offer in the earlier stages of their life cycles. If we are unable to introduce new technologies on a timely and competitive basis, we may not be able to benefit from the relatively higher prices for new technologies, and our average selling price and profits would decrease accordingly.

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

In addition, some of our customers rely upon third-party vendors, or intellectual property (IP) vendors, for the IP they embed into their designs. Although we work and collaborate with IP vendors with respect to such matters, there can be no guarantee that we will be successful or that the vendors will deliver according to our requirements or the needs of our customers. Failures to meet the targets or to deliver on a timely basis could cause customers to cancel orders and/or shift capacity to other suppliers.

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

Our ability to compete successfully also depends on factors partially outside of our control, including product availability, IP, including cell libraries that our customers embed in their product designs, and industry and general economic trends.

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

We depend on a small number of customers for a significant portion of our operating revenues and any loss of these customers would result in significant declines in our operating revenues.

We have been largely dependent on a small number of customers for a substantial portion of our business. In 2018, our top ten customers accounted for 51.3% of our operating revenues. We expect that we will continue to depend upon a relatively limited number of customers for a significant portion of our operating revenues. We cannot assure you that our operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to any of these customers could significantly reduce our operating revenues.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues, adjust production costs and allocate capacity efficiently on a timely basis. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, except in periods of extreme capacity shortage. The lack of significant backlog and the unpredictable length and timing of semiconductor cycles make it difficult for us to forecast our revenues in future periods. Moreover, our expense levels are based in part on our expectations of future revenues, and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our operating revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter.

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

Governments in the United States, PRC and certain other countries have implemented fiscal and monetary programs to stimulate economic growth as a result of the recent economic downturn, and many of these programs include protectionist measures that encourage the use of domestic products and labor. Recent policy developments by the governments in US, China and elsewhere also suggest an increased unwillingness to allow international companies to invest in or acquire local businesses. Since many of our direct customers and other downstream customers in the supply chain are located in or have operations in the countries where protectionist measures were adopted, such protectionist measures may have a material adverse effect on demand for our manufacturing services.

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

More than half of our operating revenues are denominated in currencies other than New Taiwan dollars, primarily in U.S. dollars. On the other hand, more than half of our costs of direct labor, raw materials and overhead are incurred in New Taiwan dollars. Although historically we hedged a portion of the resulting net foreign exchange position through the use of foreign exchange spot transactions, or currency forward contracts, we are still affected by fluctuations in foreign exchange rates among the U.S. dollar, the New Taiwan dollar and other currencies. Any significant fluctuation in exchange rates may impact on our financial condition and the U.S. dollar value of the ADSs and the U.S. dollar value of any cash dividends we distributed, which could have a corresponding effect on the market price of the ADSs.

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

We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of their products. For example, in 2016, 2017 and 2018, we purchased a majority of our silicon wafers from four makers, Shin-Etsu Handotai Corporation, or Shin-Etsu, GlobalWafers, Siltronic and Sumco Group (including Sumco Corporation and Formosa Sumco Technology Corporation). We may have long-term contracts with most of our suppliers if necessary. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.

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

We have a state-of-the-art 12-inch wafer fab in Singapore. The Singapore government announced that it will introduce a carbon tax from 2019 onwards, making it the first country in Southeast Asia to promote this measure. In Taiwan, there are draft amendments to the “Greenhouse Gas Reduction and Management Law” and the “Regulations on the Development of Renewable Energy Resources,” which respectively imposes a fine for any portion of the greenhouse gas emissions in excess of a stipulated quantity and making a mandated purchase of green energy vouchers to cover the inadequacy of green electricity or a mandatory surcharge payment. We have transformed the carbon emissions into potential carbon costs based on the analysis of the carbon risk scenarios of each fab, and have actively carried out a phased greenhouse gas reduction plan. The measures for the use of clean energy include the reduction of raw materials, setting of high-efficiency greenhouse gas breakdown equipment, etc., and building solar energy systems. We take an aggressive stance in reducing the impact of carbon emissions and taxes, enhancing its operational competitive advantage.

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

A substantial portion of our operating revenues is derived from sales to customers located in countries other than the countries where our fabs are located. In 2016, 2017 and 2018, we operated fabs in Taiwan, Singapore and China. For the years ended December 31, 2016, 2017 and 2018, we generated approximately 41.2%, 33.9% and 35.0% of our operating revenues, respectively, from countries other than those where our fabs are located. We expect sales to customers from countries outside of Taiwan, Singapore and China will continue to represent a significant portion of our operating revenues. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tax laws, import duties and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

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

Moreover, holders of the ADSs do not have individual rights to propose any matter for stockholders’ votes at our stockholders’ meetings. However, holders of at least 51% of the ADS outstanding at the relevant record date may request the depositary to submit to us one proposal per year for consideration at our annual ordinary stockholders’ meeting, provided that such proposal meets certain submission criteria and limitations, including the language and the length of the proposal, the time of submission, the required certification or undertakings, and the attendance at the annual ordinary stockholders’ meeting. However, if the proposal submitted by the depositary does not qualify, we have no obligation to allow the depositary to modify such proposal.

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

We do not believe that we were a passive foreign investment company, or PFIC, for 2018 and we do not expect to become one in the future, although there can be no assurance in this regard. Characterization as a PFIC could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.

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

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication devices, consumer electronics, computer, and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. The following table presented the percentages of our wafer sales by application for the years ended December 31, 2016, 2017 and 2018.

	Years Ended December 31,
Application	2016	2017	2018
	%	%	%
Communication	53.0	48.6	45.2
Consumer	27.2	29.4	28.6
Computer	12.6	13.1	16.3
Others	7.2	8.9	9.9

Total	100.0	100.0	100.0

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

We provide high quality service based on our performance. In today’s marketplace, we believe it is important to make available not only the most manufacturable processes, but also the best solutions to enable customers to design integrated circuits that include entire systems on a chip. Through these efforts, we intend to be the foundry solution for SoC customer needs. To achieve this goal, we believe it is necessary to timely develop and offer the IP and design support that customers need to ensure their specific design blocks work with the other design blocks of the integrated circuit system in the manner intended. Accordingly, we have a dedicated IP and design support team which focuses on timely development of the IP and process specific design blocks our customers need in order to develop products that operate and perform as intended. Our design service team actively cooperates with our customers and vendors of cell libraries and IP offerings to identify, early in the product/market cycle, the offerings needed to ensure that these coordinated offerings are available to our customers in silicon verified form in a streamlined and easy-to-use manner. As a result, we are able to ensure the timely delivery of service offerings from the earliest time in the customer design cycle, resulting in a shorter time-to-volume production. We also provide our customers with real-time online access to their confidential production data, resulting in superior communication and efficiency. We further address our customers’ needs using our advanced technology and proven methodology to achieve fast cycle time, high yield, production flexibility and close customer communication. For example, we select and configure our clean rooms and equipment and develop our processes to maximize the flexibility in meeting and adapting to rapidly changing customer and industry needs. As a result, our cycle time, or the period from customer order to wafer delivery, and our responsiveness to customer request changes are among the fastest in the dedicated foundry industry. We also provide high quality service and engineering infrastructure.

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

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel Mobile, plus leading fabless design companies, such as Broadcom, MediaTek, Realtek, Qualcomm and Novatek. In 2018, our company’s top ten customers accounted for 51.3% of our operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

In addition to our semiconductor foundry business, we also established UMC New Business Investment Corporation to focus on investments in the solar energy and LED industries.

On August 29, 2014, we and Fujitsu Semiconductor Limited, or Fujitsu, announced an agreement where we invested ¥5 billion as an initial investment and received approximately 9.3% of the issued and outstanding share capital to became a minority shareholder of a newly formed subsidiary of Fujitsu named Mie Fujitsu Semiconductor Limited, or MIFS, which will operate a 300mm wafer manufacturing facility located in Kuwana, Mie, Japan. On December 16, 2015, our board has further approved the acquisition of additional newly issued shares of MIFS with an aggregate investment amount of NT$1.36 billion, which increased our ownership interest in MIFS to approximately 15.9%. Through this relationship with us, MIFS was able to expand its business globally as a pure-play foundry company by strengthening its production and development capacity in a cost competitive manner. On June 29, 2018, our board approved the acquisition of the remaining 84.1% in MIFS from Fujitsu at a consideration of no more than ¥57.6 billion. Upon completion of such equity acquisition, MIFS will become our wholly-owned subsidiary. We expect to leverage this acquisition to further achieve global synergies and deliver value to our customers. The outward equity transaction was approved by the R.O.C. Government on September 26, 2018. However, the transaction has been partially delayed pending approval from certain relevant government authorities. As a result, the scheduled transaction date of January 1, 2019 will be pushed to the next available date(s) (July 1, 2019 or October 1, 2019). If the transaction cannot be completed by October 1, 2019, the option to acquire the remaining shares of the target company’s equity from the counter party will expire on the mentioned date.

On October 9, 2014, our board of directors approved an agreement with the Xiamen Municipal People’s Government and Fujian Electronics & Information Group to found a new company named United Semiconductor (Xiamen) Co., Ltd., or USCXM, based in Xiamen, Fujian Province, China that will focus on 12-inch wafer foundry services. We anticipate that we may invest up to US$1.35 billion in USCXM over the next five years, with our investment starting in 2015 that will be deployed in installments based on the progress of this company. USCXM will manufacture 12-inch wafers and initially offer 40 nanometer and 55 nanometer process technologies. Our participation in USCXM has complied and will continue to comply with R.O.C. rules and regulations and will continue to be subject to the review and approval by the relevant R.O.C. authorities. We have obtained the initial investment approval from the R.O.C. government on December 31, 2014 with US$300 million invested by HJ (Hejian Technology Suzhou) and US$450 million by UMC. The initial groundbreaking event of USCXM took place in March 2015 and the grand opening ceremony took place in November 2016. We have further obtained investment approval from the R.O.C. government in November 2017 in connection with US$600 million for capital injection into USCXM and the mentioned amount was invested in September 2018. USCXM had successfully realized commercial mass production by the end of 2016 and it has carried out production on both 40nm and 28nm technology nodes in 2017. USCXM has continued to increase its capacity to fulfill requirements from worldwide customers, including those from domestic fabless companies in China. We expect to continue to expand our worldwide foundry presence by tapping into the high growth semiconductor market in China, and to increase our exposure to the semiconductor supply chain in China while mitigating geographical risks, which allows us to be closer to our customers in China, which, in turn, enables us to provide better services, increases our manufacturing scale and stimulates revenue growth.

On December 24, 2014, we transferred our 6-inch fabrication plant, or Fab 6A, including machinery equipment and building facilities to our subsidiary, Wavetek Microelectronics Corporation, or Wavetek, in order to further satisfy customer needs in the fast growing GaAs market and to improve the 6-inch fabrication operational efficiency among our group by fully utilizing the existing assets and resources. In April 2015, Wavetek had successfully entered into the silicon-based CMOS foundry business after it had fully acquired our 6-inch Fab 6A fixed assets and production lines. As of March 31, 2019, our shareholdings in Wavetek was approximately 79.92%, making us its largest shareholder.

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

On December 31, 2018, we acquired the remaining equity interest in Best Elite International Limited, a British Virgin Islands corporation, or Best Elite, and our cumulative ownership in Best Elite became 100% as a result.

Please refer to “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources” for a discussion of our capital expenditures in the past three years and the plan for the current year.

On April 25, 2018, to further integrate the resources pursuant to our group wise investment strategy, our board and the board of our subsidiaries, Fortune Venture Capital Corp. or FORTUNE, and UMC New Business Investment Corp., or NBI, resolved an organizational restructure plan, under which NBI will be merged into FORTUNE. FORTUNE is the surviving company and assumes all the assets and liabilities from NBI when the merger became effective on July 1, 2018.

On June 29, 2018, our board approved the proposed application with the China Securities Regulatory Commission for our mainland operations to be listed on the Shanghai Stock Exchange. HeJian Technology (Suzhou) Co., or HJ, our currently 98.14%-owned subsidiary, will represent our to be listed China businesses, which are comprised of HJ’s 8” fab in Suzhou, USCXM and its 12” fab in Xiamen and Shandong-based UDS, which provides IC design support services. We anticipate the proposed listing on the Shanghai Stock Exchange for our HJ-led China subsidiaries will provide us with the ability to capitalize on the rapid growth of China’s semiconductor market and facilitate our long-term development. The proceeds from the listing is expected to be further allocated towards reinvestments in our China operations in order to provide customers with a complete, integrated IC manufacturing solution from chip design to manufacturing, which will help expand our market share and increase our production scale, technical quality, and overall competitiveness. Moreover, the proposed listing will provide us with a more diversified funding source that we believe will assist in strengthening our capital structure and financial positions, while allowing us to reserve more capital in Taiwan. On March 22, 2019, our subsidiary, HeJian Technology (Suzhou) Co., Ltd., has completed the submission process for A-Share listing application materials.

Our Strategy

To maintain and enhance our position as a market leader, we have adopted a business strategy with a focus on a partnership business model designed to accommodate our customers’ business needs and objectives and to promote their interests as our partners. We believe that our success and profitability are inseparable from the success of our customers. The goal in this business model is to create a network of partnerships or alliances among integrated device manufacturers, IP and design houses, as well as foundry companies. We believe that we and our partners will benefit from the synergy generated through such long-term partnerships or alliances and the added value to be shared among the partners. The key elements of our strategy are:

Operate as a Customer-Driven Foundry. We plan to operate as a customer-driven foundry. The increasing complexity of 40 nanometer, 28 nanometer, and more advanced technologies has impacted the entire chip industry, as ICs can now be designed with greater gate density and higher performance while incorporating the functions of an entire system. These advanced designs have created a new proliferating market of advanced digital devices such as smart phones, which have decreased in size but greatly increased in functionality. We collaborate closely with our customers as well as partners throughout the entire supply chain, including equipment, electronic design automation tool and IP vendors to work synergistically toward each customer’s SoC solution. We also possess experience and know-how in system design and architecture to integrate customer designs with advanced process technologies and IP. We believe the result is a higher rate of first-pass silicon success for our SoC solutions. Our customer-driven foundry solutions begin with a common logic-based platform, where designers can choose the process technologies and transistor options that best fit their specific application. From there, technologies such as radio frequency complementary metal-oxide-semiconductor, or RF CMOS, and embedded Flash memories can be used to further fine-tune the process for customers’ individual needs. Furthermore, as IP has become critical resources for SoCs, our portfolio includes basic design building blocks as well as more complex IP of optimized portability and cost, developed both internally and by third-party partners. With advanced technology, a broad IP portfolio, system knowledge and advanced 300-millimeter manufacturing, we offer comprehensive solutions that help customers deliver successful results in a timely fashion.

Build up Customer-focused Partnership Business Model. We have focused on building partnership relationships with our customers, and we strive to help our customers achieve their objectives through close cooperation. Unlike the traditional buy-and-sell relationship between a foundry and its customers, we believe our partnership business model will help us understand our customers’ requirements and, accordingly, better accommodate our customers’ needs in a number of ways, such as customized processes and services that optimize the entire value chain (not just the foundry portion) and IP-related support. We believe that this business model will enable us to deliver our products to our customers at the earliest time our customers require for their design cycle, resulting in shorter time-to-market and time-to-volume production. Furthermore, we believe we will render more cost-effective services by focusing our research and development expenditures on the specific requirements of our customers. We believe our partnership business model will help us not only survive a market downturn, but also achieve a better competitive position.

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

Moreover, we expect to strengthen our leading position and increase our market share by licensing our technologies to several corporate partners. For example, in 2014, we licensed to MIFS, which is a pure-play foundry company, our advanced 40 nanometer technology under a technology transfer and license agreement. We will continue to explore licensing opportunities based on our comprehensive technology offerings to further drive our revenue. In addition, we also entered into an agreement with the Xiamen Municipal People’s Government and Fujian Electronics & Information Group in 2014 in connection with the newly established USCXM located in Xiamen, Fujian Province, China, which is focusing on the manufacturing of 12-inch wafers with initial offering of 40 nanometer and 55 nanometer process technologies. In April 2017, we entered into a license agreement with USCXM to provide 28 nanometer process technologies aimed to further strengthen the wafer manufacturing capabilities of our subsidiary company.

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

Maintain Scale and Capacity Capabilities to Meet Customer Requirements, with a Focus on 12-inch Wafer Facilities for Future Expansion. We believe that maintaining our foundry capacity with advanced technology and facilities is critical to the maintenance of our industry leadership. Our production capacity is currently among the largest of all semiconductor foundries in the world. We intend to increase our 12-inch wafer production capacity to meet the needs of our customers and to fully capitalize on the expected growth of our industry. We expect our future capacity expansion plans will focus on 12-inch wafer facilities in order to maintain our technology leadership. 12-inch wafers offer manufacturing advantages over 8-inch wafers due to, among other reasons, the greater number of chips on each wafer and the advantages only offered on newer 12-inch capable equipment. In addition, 12-inch wafer facilities present a more cost-effective solution in achieving an economic scale of production. We intend to carefully monitor current market conditions in order to optimize the timing of our capital spending. We also plan to continue to expand our capacity and capabilities to meet customer requirements in different markets and expand our global presence by making strategic investments in other companies. For example, in 2014, we invested in MIFS in Japan with Fujitsu Semiconductor Limited and in USCXM in China with the Xiamen Municipal People’s Government and Fujian Electronics & Information Group that will focus on manufacturing semiconductors using 12-inch wafers. These investments enable us to achieve a greater economy of scale with respect to 300mm wafer operations for advanced node process technologies. We also licensed our advanced technologies to these invested companies in order to provide feasible technology solutions to fulfill their needs. Our board had subsequently approved in June 2018 to acquire all the remaining equity interest in MIFS from Fujitsu Semiconductor Limited. Upon completion, MIFS will become our wholly-owned subsidiary.

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

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2018.

	Wavetek	Fab 8A	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	HJ	Fab 12A	Fab 12i	USCXM
Commencement of volume production	1989	1995	1998	2000	1998	2000	2000	2003	2002	2004	2016
Estimated full capacity (1)(2)	31,000	69,000	36,050	30,000	35,000	36,100	31,100	64,500	83,400	47,840	17,000
	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month
Wafer size	6-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	12-inch	12-inch	12-inch
	(150mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(300mm)	(300mm)	(300mm)

(1)	Measured in stated wafer size.
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

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 8A, 3, 5 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	43,130 / 83,699	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8C & Fab 8D, 6, 8 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	33,784/100,609	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8E, 17 Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	35,779 / 76,315	8-inch wafer production	Leased (expires in February 2036)	Owned

Fab 8F, 3 Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	23,774 / 65,736	8-inch wafer production	Leased (expires in February 2038)	Owned

Fab 8S, 16 Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30077, R.O.C.	20,365 / 65,614	8-inch wafer production	Leased (expires in December 2023)	Owned

HJ, 333, Xinghua St., Suzhou Industrial Park, Suzhou, Jiangsu Province 215025, PRC	215,621 / 100,908	8-inch wafer production	Leased (expires in December 2052)	Owned

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 12A, 18, 20 Nan-Ke 2nd Rd., & 57, Nan-ke 3rd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	243,250 / 633,904	12-inch wafer production	Leased (expires in November 2034)	Owned

Fab 12i, 3 Pasir Ris Drive 12 Singapore 519528	84,836 / 146,323	12-inch wafer production	Leased (expires in March 2031)	Owned

USCXM, 899 Wan Jia Chun Road, Xiang’an District, Xiamen, PRC	254,698 / 348,537	12-inch wafer production	Leased (expires in January 2065)	Owned

United Tower, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	8,985 / 85,224	Administration office	Leased (expires in December 2033)	Owned

Neihu Rd. office, 8F, 68. Sec. 1, Neihu Rd., Taipei, Taiwan 11493, R.O.C.	626 / 4,817	Administration office	Owned	Owned

Testing Building, 1, Chin-Shan, 7th St., Hsinchu, Taiwan 30080, R.O.C.	10,762 /41,318	Leased to several companies	Owned	Owned

R&D Building, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	42,000 / 47,396	Research and development	Leased (expires in December 2023)	Owned

Nexpower, 2, Houke S. Rd., Houli District, Taichung, Taiwan 42152, R.O.C.	57,556 / 82,699	Solar PV modules production	Leased (expires in December 2026)	Owned

Wavetek, 10, Chuangxin 1st Rd., Baoshan Township, Hsinchu, Taiwan 30076, R.O.C.	27,898 / 34,609	6-inch wafer production	Leased (expires in December 2034)	Owned

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

We pioneered the production of numerous semiconductor products. Our continued enhancement of our process technologies has enabled us to manufacture semiconductor devices with smaller geometries. In 2013, we successfully developed and released into production 28nm Poly-SiON and High-k/metal gate technologies. In 2015, we provided a High-k/ metal gate with high performance compact, or HPC, solution and improved to a high performance compact plus, or HPC+, solution by the end of 2017 for speed-intensive and optimized power consumption products. In 2018, 22nm ULP (ultra-Low Power) and ULL (ultra-Low Leakage) technology was developed to provide cost effective solutions and to obtain better chip performance for IoT applications. We also joined International Business Machines Corporation, or IBM chip alliance, for advanced process development. With IBM’s know-how and support, we aim to continue to improve our internally developed 14nm FinFET technology, so as to offer a 14nm competitive low-power enhanced technology for mobile computing and communication products. In March 2017, we commenced the shipment of 14nm wafers to customers and have achieved production quality yields for the advanced process that is being utilized for consumer electronic applications. UMC’s 14nm FinFET technology features 55% higher speed and twice the gate density over 28nm process technology. The 14nm process also consumes approximately 50% less power than for 28nm. We also partnered with Avalanche for joint development and production of MRAM to replace embedded flash in 2018 for 28/22nm technologies.

Furthermore, we have also successfully developed specialty technologies such as 55/40/28nm embedded memory used for MCU and automotive products, 55/40/28nm embedded high voltage device used for display drivers, 55nm BSI-CSI for image sensors and 110/55nm BCD for power management circuits. We also developed ReRAM for advanced node embedded solutions, and RF-SOI technologies of 110/90/55nm nodes covering both custom and platform for RF device applications. All of these specialty technologies can provide system on chip solutions.

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab, in 2018, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2016, 2017 and 2018:

		Year Ended December 31, 2018 Range of	Years Ended December 31,
	Years of	Process	2016	2017	2018
	Commencement of Operation	Technologies (in microns)	(in thousands of 8-inch wafer equivalents, except percentages)
Wavetek	1989	0.5	238	237	223
Fab 8A	1995	0.5 to 0.25	827	825	825
Fab 8C	1998	0.35 to 0.11	348	357	383
Fab 8D	2000	0.13 to 0.09	342	341	347
Fab 8E	1998	0.5 to 0.18	419	418	418
Fab 8F	2000	0.18 to 0.11	401	417	431
Fab 8S	2000	0.18 to 0.11	336	347	372
HJ	2003	0.5 to 0.11	750	753	771
Fab 12A	2002	0.13 to 0.014	1,990	2,182	2,243
Fab 12i	2004	0.13 to 0.040	1,313	1,209	1,248
USCXM	2016	0.040 to 0.028	19	218	413
Total estimated capacity	—	—	6,983	7,304	7,673
Total output (actual)	—	—	6,190	6,896	7,143
Average capacity utilization	—	—	88.6%	94.4%	93.1%

Capacity and Utilization

The fabs in Taiwan that we own directly are named Wavetek, Fab 8A, Fab 8C, Fab 8D, Fab 8E, Fab 8F, Fab 8S and Fab 12A. All of them are located in the Hsinchu Science Park except for Fab 12A located in the Tainan Science Park. The fab in Singapore is named Fab 12i. The fabs in China are named HJ and USCXM, located in Suzhou and Xiamen, respectively.

Our average capacity utilization rate was 88.6% in 2016, 94.4% in 2017 and 93.1% in 2018.

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

All our fabs are certified in compliance with IATF 16949 and QC080000 IECQ HSPM standards. IATF 16949 sets the criteria for developing a fundamental quality management system emphasizing on customer satisfaction in quality management, continual improvement, defect prevention and variation and waste reduction. QC080000 IECQ HSPM sets the criteria for developing a process management system for hazardous substances and focuses on developing environmentally friendly manufacturing processes. We are committed to continuously improve our quality management system and to deliver high quality product to our customers.

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

Circuit Design. At this initial design stage, our engineers generally work with our customers to ensure that their designs can be successfully and cost-effectively manufactured in our facilities. We have assisted an increasing number of our customers in the design process by providing them with access to our partners’ electronic design analysis tools, IP and design services as well as by providing them with custom embedded memory macro-cells. In our Silicon Shuttle program, we offer customers and IP providers early access to actual silicon samples with their desired IP and content in order to enable early and rapid use of our advanced technologies. The Silicon Shuttle program is a multi-chip test wafer program that allows silicon verification of IP and design elements. In the Silicon Shuttle program, several different vendors can test their IP using a single mask set, greatly reducing the cost of silicon verification for us and the participating vendors. The high cost of masks for advanced processes makes this program attractive to IP vendors. In our alliances with them, we coordinate with leading suppliers of IP, design and ASIC services to ensure their offerings are available to our customers in an integrated, easy to use manner which matches customers’ need to our technologies. With a view to lowering customer design barriers, we expanded our design support functions from conventional design support to adding IP development to complement third-party intellectual properties and to provide customers with the widest range of silicon-verified choices. Our offerings range from design libraries to basic analog mixed-mode intellectual properties which, together, have helped shorten our customer’s design cycle time.

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

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel Mobile, plus leading fabless design companies, such as Broadcom, MediaTek, Realtek, Qualcomm and Novatek. Although we are not dependent on any single customer, a significant portion of our operating revenues has been generated from sales to a few customers. Our top ten customers accounted for approximately 51.3% of our operating revenues in 2018. Set forth below is a geographic breakdown of our operating revenues in 2016, 2017 and 2018 by the location of our customers.

	Years Ended December 31,
Region	2016	2017	2018
	%	%	%
Taiwan	31.4	32.8	36.4
Singapore	18.1	20.6	16.4
China (including Hong Kong)	9.3	12.7	12.2
Japan	3.0	3.2	3.9
USA	9.3	12.2	15.6
Europe	19.8	9.6	8.3
Others	9.1	8.9	7.2

Total	100.0	100.0	100.0

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. As an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. The following table presented the percentages of our wafer sales by types of customers for the years ended December 31, 2016, 2017 and 2018.

	Years Ended December 31,
Customer Type	2016	2017	2018
	%	%	%
Fabless design companies	92.4	91.0	92.4
Integrated device manufacturers	7.6	9.0	7.6

Total	100.0	100.0	100.0

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

We work closely with our customers throughout the design development and prototyping processes. Our design support team closely interacts with customers and IP vendors to facilitate the design process and to identify their specific requirements for IP offerings. We are responsive to our customers’ requirements in terms of overall turn-around time and production time-to-market by, for example, helping our customers streamline their IP offering processes and delivering prototypes in a timely and easy-to-use fashion. We also maintain flexibility and efficiency in our technical capability and respond quickly to our customers’ design changes.

For IP offerings, we work with several leading IP vendors from digital, memory and analog fields in the semiconductor industry to deliver quality IP blocks that have been silicon validated using our advanced processes. Our alliances with major electronic design automation vendors provide our customers with digital/analog reference design procedures and easy-to-use design solutions. By continuously enhancing our IP offerings, reference design procedures and design services through collaboration with major vendors, we aim to provide complete, accurate and user-friendly design solutions to our customers.

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

In addition, we have established a data-driven advanced semiconductor smart manufacturing system to provide world-class quality production, ensure information security and service quality, as well as improve customer satisfaction, operational and R&D efficiency. We achieved this by integrating a spectrum of innovative digital technologies, including Internet of Things, big data, cloud, artificial intelligence and information technology, and our enterprise information and semiconductor expertise.

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

Information Security Risk Management

Our information security risks and the mitigating measures we have taken are described in the following seven sections:

(1) Risk Management Organization

We have established an Enterprise Risk Management Committee to coordinate with key internal departments for risk management and control, jointly review and manage internal and external risks of the company, and prioritize risk response strategies for major risk issues across the company. It is combined with internal audit and control functions to ensure that the operational risks associated with operations are properly managed. In addition, we established the “Corporate Security Division” in 2018, which is responsible for ’our information security and physical security planning and related audit matters, and work together with our Information Technology Division to further strengthen information security.

(2) Information Security Policy (Internal Control and Protocol)

Our information security policy is based on the guiding principle: “To establish Information Security Management rules in accordance to customer’s requirement, to reach a consensus that information security is everyone’s responsibility through full awareness, to protect information Confidentiality, Integrity, Availability for the Company and Customer, and to provide safe production environment to ensure sustainable operation of the Company’s business.” Our major information security objectives are aimed at antivirus, anti-intrusion and anti-leakage through the building of multiple internal controls such as firewall, intrusion detection and antivirus systems to enhance ’our ability to defend against external attacks. Also, through regular educational and training programs, security operation/awareness is tightly involved and seamlessly integrated into every employee’s daily work.

(3) Establish Enterprise Risk Management System

Our Enterprise Risk Management Committee integrates the identified various risk items, including strategy, operation, finance, hazard, etc., evaluate the possibility and severity of their occurrence, defines the priority order and risk level of the risk items, and adopt corresponding risk management schemes. Regularly review the possibility of risk occurrence and the potential change of severity over time to grasp the effectiveness of risk management programs and related control operations. We comply with multiple ISO certification standards in the areas of quality, environment, water resources, carbon footprint and green energy. Related information security certification includes ISO15408, ISO22301 and ISO27001.

(4) Assessment of Information Security and Cyber Risks

We pay special attention to the security risks from external intrusion, and build a complete multi-layer defense mechanism including firewall, intrusion detection, antivirus system, vulnerability scanning, patch management procedure and penetration testing. We undertake annual self-assessment on cyber security defense capability on an average of three to four points (corresponding to Defined ~ Managed level in InfoSec Maturity Model). The found weakness items are listed as annual projects for improvement. In addition to self-assessment, we also leverage international professional security company’s resources for overall security healthy inspection as a trusted third party verification and a basis for further improvement.

(5) Information Security Management System (ISMS) Verification

We have been listed on NYSE since 2000 and had complied with the Sarbanes-Oxley Act (SOX 404) for internal key financial processes. In 2019, we intend to strengthen information security by introducing ISO27001 information security management system certification to reduce security risk and production anomaly that may cause by human error. Continuous improvement of PDCA is then carried out through annual recertification.

In 2014, a cross-division security committee was established. Based on the need to produce secure products like smart card, we introduced ISO15408 (CC, Common Criteria) certification specifically designed for secure production procedures not only in data receiving, processing and destroying but also higher physical access control request for securing entire production line purpose. Continuous improvement of PDCA is then carried out through biennial recertification.

(6) Insurance against Information Security Risks

In view of recent reports about data leakage, virus infection, hacking event in Taiwan and the world, together with the ransomware incident of peer semiconductor manufacturer’s information system in August 2018, whose operating loss in business interruption reached NT$7.6 billion. There is no guarantee that enterprises will not become the target of attacks despite reasonable security protection in place. In view of this, we opt for cyber security insurance for partly transferring and mitigating the risk. This insurance is in effect since January 2019 with retroactive option which can trace back to undiscovered pre-existing threats. The initial insurance coverage is US$10 million for all our fabs in Taiwan and Singapore.

(7) The Impact of Occurred Major Asset Security Incidents and Response Measures

In response to potential cyber-attacks, we upgraded the antivirus software with behavior-based detection capability and implementing strict information device in/out management, as well as updated critical patches for production line computers to defense against such worm-type viruses that may attack system vulnerabilities. We also set Access Control List (ACL) in production line network to grant necessary access between equipment tools, which can block the virus from spreading and minimize its impact. SEMICON TAIWAN subsequently formed a task force to study equipment information security standards, of which we are a member, to contribute as a local enterprise responsibility.

In short, while new invasive techniques are constantly refurbished but defense system is faced with zero-breach tolerance as past defense achievements do not necessarily mean or guarantee that anomaly will not happen in the future. Enterprises must keep pace with the times, face the ever-changing and growing information security threat. Information security has a long way to go and requires continuous improvement. UMC will uphold to “Customer-orientation, Integrity, Innovation, Accountability, Efficiency” as corporate culture and well fulfill ‘due care/due diligence’ management responsibility to provide customers with a secure production environment to reduce operational risk and reward shareholders with highest investment value as possible.

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

Intellectual Property

Our success depends in part on our ability to obtain patents, licenses and other intellectual property (IP) rights covering our production processes and activities. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2018, we held 5,678 U.S. patents and 7,313 patents issued outside of the United States.

Our ability to compete also depends on our ability to operate without infringing on the proprietary rights of others. The semiconductor industry is generally characterized by frequent claims and litigation regarding patent and other IP rights. As is the case with many companies in the semiconductor industry, we have from time to time received communications from third parties asserting patents that allegedly cover certain of our technologies and alleging infringement of certain IP rights of others. We expect that we will receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources to the defense of these claims, which could seriously harm our company. See “Item 3. Key Information—D. Risk Factors—Our inability to obtain, preserve and defend IP rights could harm our competitive position.”

In order to minimize our risks from claims based on our manufacture of semiconductor devices or end-use products whose designs infringe on others’ IP rights, we in general accept orders only from companies that we believe enjoy satisfactory reputation and for products that are not identified as risky for potential infringement claims. Furthermore, we obtain indemnification rights from customers. We also generally obtain indemnification rights from equipment vendors to hold us harmless from any losses resulting from any suit or proceedings brought against our company involving allegation of infringement of IP rights on account of our use of the equipment supplied by them.

We have entered into various patent cross-licenses with major technology companies, including a number of leading international semiconductor companies, such as IBM and LSI. Our cross licenses may have different terms and expiry dates. Depending upon our competitive position and strategy, we may or may not renew our cross licenses and further, we may enter into different and/or additional technology and/or IP licenses in the future.

Research and Development

In 2016, 2017 and 2018, we spent NT$13,532 million, NT$13,669 million and NT$13,025 million (US$426 million), respectively, on research and development, which represented 9.2%, 9.2% and 8.6%, respectively, of our operating revenues of such years. Our research and development efforts mainly focus on delivering comprehensive foundry solutions that consist of the key process technologies encompassing logic as well as specialty manufacturing technologies that address customers’ needs. These resources provide our foundry customers with improved opportunities to develop diverse product lines that supply the global semiconductor market. Our commitment to research and development can be illustrated by our 2018 research and development expenditures, which reached approximately 8.6% of operating revenues.

As of December 31, 2018, we employed 1,821 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

Our Investments

Depending on the market conditions, we intend to gradually reduce our investments through open market trading and other measures available to our company.

The following table sets forth the sales of our investments in 2016:

Investees	Number of shares sold (in millions)		Proceeds from disposal (in NT$ millions)
Nien Made Enterprise Co., Ltd.	5		1,593
Superalloy Industrial Co., Ltd.	6		870
Motech Industries, Inc.	17		599
Easou Holdings Company Limited (formerly Yeti Group Ltd.)	14		295

The following table sets forth the sales of our investments in 2017:

Investees	Number of shares sold (in millions)		Proceeds from disposal (in NT$ millions)
Superalloy Industrial Co., Ltd.	5		534
Nien Made Enterprise Co., Ltd.	1		414
GlobalWafers Co., Ltd.	2		343
Chunghwa Telecom Co., Ltd.	0		208

The following table sets forth the sales of our investments in 2018:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)	(in US$ millions)
All-Stars Xmi Ltd.	0	471	15
Motech Industries, Inc.	22	300	10
Bora Pharmaceuticals Co, Ltd.	2	225	7
Epic! Creations, Inc.	2	183	6

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

Environmental Protection Aspects:

•	With zero pollution as the goal, strive to be a sustainable green corporation by complying with or going above and beyond the requirements of environmental laws and international conventions.

•	Implement and integrate an environmental management system into the overall organizational management system. Commit to ongoing improvement of environmental performance.

•

Actively introduce and develop green technologies, and apply to production activities and product service processes. Strive to reduce environmental loads in all life cycle stages to achieve green design, production and operation.

•	Comply with international environmental protection trends, properly utilize and recycle energy and resources, promote circular economy, and become a leader in green technology.

•	Fulfill corporate social responsibility, and cooperate with the government, the public and global business partners in ecological improvement and rehabilitation.

•	Promote environmental ethics education and green concepts to encourage eco awareness, action and responsibility in corporations, upstream and downstream supply chains and the general public.

•	Disclose environmental information and maintain ongoing communication with stakeholders. Exercise due diligence in promoting environmental sustainability.

Safety and Health Aspects:

•	Meet or exceed the requirements of industry safety and health laws, aiming for zero disaster. The company is committed to steady development while making safety a priority.

•	Promote safety and health management system and risk improvement processes to achieve and maintain world-class safety/health and risk management performance.

•	Use advanced safety and health technologies as well as risk and disaster rescue techniques to aggressively enhance all safety aspects in a pioneering manner.

•

Implement prevention management and auditing systems to ensure the safety of the work environment and operations, protecting the physical and mental health of employees to put the minds of workers and customers at ease.

•

Make it a responsibility for personnel of all levels to exercise influence, eliminate hazard factors, prevent occurrence of accidents and work-related illnesses, and promote effective safety and health interactions through cooperation and sharing.

•

Continue conducting safety and health education and advocacy; encourage active participation in safety and health activities, allow for health and safety to be a habit and a way of life for all employees.

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

The following list sets forth some of the important awards that we received in environmental protection, safety and health:

•	Selected as a member of Dow Jones Sustainability Indexes for the eleventh straight year since 2008;

•	Achieved Leadership Status (score level: A-) on CDP’s Climate Change Assessment Program (2016-2018);

•	Awarded “Watermark Award” by Singapore’s National Water Agency (2018);

•	Awarded “Corporate Sustainability Report Award” by Taiwan Institute for Sustainable Energy (2008-2018);

•	Awarded “Enterprises Environmental Award of the Republic of China” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2003-2018);

•	Awarded “The Best Participation of Green Procurement for Enterprises” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2011-2018); and

•	Awarded “Excellent Occupational Safety and Health Executive Organization of Hsinchu Science Park” by the Science Park Administration (1998-2018).

Climate Change

Our climate change policies announced on April 22, 2010 include: (i) achieving carbon neutral status via carbon management, (ii) becoming a comprehensive low-carbon emissions solution provider, and (iii) leveraging corporate resources to cultivate a low-carbon emissions economy. In order to implement these policies, we set greenhouse gas reduction goals as to various phases. By 2015, we completed resource and energy productivity improvement plan named “369+-project” which consisted of reducing the usage of electricity by 3%, the usage of pipe water by 6% and the waste generation by 9% compared with the base year 2012. Currently, we announced our latest “Green 2020” goals to demonstrate our long-term commitment to sustainable environment and achieved our annual targeted goal in 2018. We will be more proactive with self-motivated action and more stringent standards. The goal is to further reduce water, energy and waste by 10% over current levels by 2020. Meanwhile, we also strive to reduce carbon emissions through the following two measures: (1) we continue to implement a greenhouse gas emission reduction plan to assist customers in establishing a low-carbon emissions supply chain, and (2) we continue to enhance our research and development in advanced processes to provide low-power products and reduce carbon emissions at the consumer level.

Since 1999, we have been a pioneer in the foundry industry to implement measures to reduce per-fluorinated compounds, and we completed the replacement of C3F8 with C4F8 in 2011. We have made a significant achievement by reducing normalized per-fluorinated compounds, which is one of the major greenhouse gas reduction objectives of the World Semiconductor Council. From 2013 to 2014, UMC participated in the Environmental Protection Administration, or the EPA, early reduction project and acquired a carbon reduction allowance of 3.02 million tons. We subsequently executed a contract with Dragon Steel Corporation to trade 2 million tons of carbon emission credits. It was the first trade of carbon emissions credits that was reviewed and recorded by the EPA, indicating a significant milestone in Taiwan’s carbon emission credits trading market. Proceeds derived from the carbon trading transaction was wholly used by us to enforce environmental protection and promote environmental protection measures and to continue contributing towards environmental sustainability.

We also support timely disclosure of carbon information and ensuring data quality. Since 2006, we have participated in the Carbon Disclosure Project formed by global institutional investors and disclosed our annual greenhouse gas emission volume, reduction goals and results. In 2018, we achieved a leadership level score of A- in the CDP’s Climate Change Assessment Program. Moreover, we engage third-party verifiers to ensure the quality of the data. We completed the verification on greenhouse gas emission and reduction records for all of our fabs in both Taiwan and Singapore on an annual basis.

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

We have adopted the Triple Star Ranking System of AIG Insurance, a global leader in risk management and insurance, since 1999. All fabs have been ranked as top-class following AIG’s risk evaluation and risk improvement recommendations. The ranking system focuses on 20 items, including ten Physical Protection Elements and ten Human Elements. All of our 12-inch fabs had obtained triple-stars in all 20 elements in every Triple Star Audit. Furthermore, we were awarded the “Outstanding Performance Award in Risk Management” by AIG Insurance in 2013. For our new expansion 12-inch line, Fab12A P5/6, is built with international loss control standards, and had received the top-class ranking by AIG within six months after tool move-in in November 2015.

Taiwan is located at the pacific fire rim, and it is therefore imperative for us to take proactive measures against the risk for earthquake. During the 2016 earthquake in Southern Taiwan, our preventive actions helped to minimize damages caused in Fab 12A. In addition, we have two more production bases located in Singapore and China, which can help to allocate production and avoid disruption. In order to reduce potential damages to our production facilities and equipment from earthquakes in the future, we continue to import the latest anti-seismic technologies, such as a seismic isolation platform for reticle stocker and furnace; furthermore install earthquake warning system within Fab 12A that will provide us with enhanced response time in the event of an earthquake.

Nowadays, extreme weather has become a risk to various business operations. In order to understand the potential impact to us, a flood risk simulation project has been implemented in 2014. Since Hsinchu Science-Based Industrial Park is located in higher terrain; we believe there is no potential flood risk. However, for Fab12A in Tainan, we had conducted a physical improvement plan by installing floodgates in specific entrances to upgrade the protection level to a 500-year flood. For our latest 12 inch fab, Fab12A Phase 5 & 6, we adopt a fundamental solution to avoid flood impact by raising the finished floor of the fab building 2m high above the adjacent public road. Those efforts have been confirmed by FM insurance company, the leader of loss control standards around the world, in 2015.

In addition, we are fully aware of the impact presented by business interruption. We are also devoted in the pursuit of corporate resilience and continuity by committing non-interrupted services to satisfy our valued customers and important stakeholders. In 2013, we were the first foundry in the world to receive ISO 22301 certification for its business continuity management system which demonstrates our commitment to developing our disaster response abilities and our mechanisms for quick recovery. We will keep improving this system and extend the scope to our suppliers.

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

C.	Organizational Structure

The following list shows our corporate structure as of December 31, 2018:

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2018
UMC Group (USA)	U.S.A.	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
TLC Capital Co., Ltd.	Taiwan, R.O.C.	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, R.O.C.	100.00%
UMC Investment (Samoa) Limited	Samoa	100.00%
UMC Capital (USA)	U.S.A.	100.00%
ECP Vita Pte. Ltd.	Singapore	100.00%
Soaring Capital Corp.	Samoa	100.00%

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2018
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
Tera Energy Development Co., Ltd.	Taiwan, R.O.C.	100.00%
United Microchip Corporation	Cayman Islands	100.00%
Nexpower Technology Corp.	Taiwan, R.O.C.	93.36%
Wavetek Microelectronics Corporation	Taiwan, R.O.C.	78.47%
Everrich Energy Investment (HK) Limited	China	100.00%
Everrich (Shandong) Energy Co., Ltd.	China	100.00%
SocialNex Italia 1 S.R.L.	Italy	93.36%
Wavetek Microelectronics Investment (Samoa) Limited	Samoa	78.47%
Wavetek Microelectronics Corporation (USA)	U.S.A.	78.47%
Best Elite International Limited	British Virgin Islands	100.00%
Infoshine Technology Limited	British Virgin Islands	100.00%
Oakwood Associates Limited	British Virgin Islands	100.00%
Hejian Technology (Suzhou) Co., Ltd.	China	98.14%
UnitedDS Semiconductor (Shandong) Co., Ltd.	China	98.14%
United Semiconductor (Xiamen) Co., Ltd.	China	64.95%
UMC Group Japan	Japan	100.00%
UMC Korea Co., Ltd.	Korea	100.00%
Omni Global Limited	Samoa	100.00%
United Microtechnology Corporation (California)	U.S.A.	100.00%
United Microtechnology Corporation (New York)	U.S.A.	100.00%
Sino Paragon Limited	Samoa	100.00%
UMC Technology Japan Co., Ltd.	Japan	100.00%

D.	Property, Plants and Equipment

Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2018 have been translated into U.S. dollar amounts using US$1.00 = NT$30.61, the foreign exchange rate on December 31, 2018 as released by the Board of Governors of the Federal Reserve System. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs.

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, revenues varied significantly over this period. It can take several years to plan and construct a fab and bring it to operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs or acquiring existing fabs in response to anticipated demand growth for semiconductors. In addition, after commencement of commercial operations, fabs can increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent a proportional growth in demand, this increase in supply often results in semiconductor manufacturing overcapacity, which has led to a sharp decline in semiconductor prices and significant capacity under-utilization. Our average capacity utilization rate was 88.6%, 94.4% and 93.1% for the years ended December 31, 2016, 2017 and 2018, respectively. We believe that our operating results in 2016, 2017 and 2018 continue to reflect the ongoing uncertainty in the global economy.

Pricing

We price our products on either a per die or a per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we in general review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed in nature, fluctuations in our products’ average selling price historically have had a substantial impact on our margins. Our average selling price decreased by approximately 4.9% from 2016 to 2017, and further decreased by 3.4% in 2018, reflecting the continuing nominal price erosion in 2017 and 2018.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to compete effectively with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2016, 2017 and 2018, approximately 67.8%, 69.0% and 68.6%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate was 88.6%, 94.4% and 93.1% for the years ended December 31, 2016, 2017 and 2018, respectively. Utilization rates were primarily affected by global macroeconomic factors. Other factors affecting utilization rates are efficiency in production facilities, product flow management, the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply and fire or natural disaster.

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

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We began our volume production with 65-nanometer and 40-nanometer technologies in 2006 and 2009, respectively. We introduced our 28-nanometer technology to customers in 2011 and started large-scale commercial production in 2014. Our 28nm and below technologies contributed approximately 17.3%, 17.1% and 15.2% of our foundry revenue in 2016, 2017 and 2018, respectively.

The table below sets forth a breakdown of percentage of our wafer sales by process technologies in 2016, 2017 and 2018.

	Years Ended December 31,
Process Technologies	2016	2017	2018
	%	%	%
14 nanometers and under	0.0	0.9	2.6
28 nanometers	17.3	16.2	12.6
40 nanometers	27.2	28.4	25.3
65 nanometers	16.5	12.3	12.5
90 nanometers	3.5	4.9	8.3
0.11/0.13 micron	11.0	11.5	11.6
0.15/0.18 micron	11.4	12.4	13.7
0.25/0.35 micron	9.9	10.0	10.1
0.50 micron or higher	3.2	3.4	3.3

Total	100.0	100.0	100.0

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

Investments

Most of our investments were made to improve our market position and for strategy considerations, a significant portion of which are in foundry-related companies including fabless design customers, raw material suppliers and IP vendors. Historically, we also made investments in companies in the solar manufacturing and LED industries.

We have, from time to time, disposed of investments for financial, strategic or other purposes in recent years. See “Item 4. Information on the Company—B. Business Overview—Our Investments” for a description of our investments.

Treasury Share Programs

We have from time to time announced plans, none of which were binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans. On May 11, 2016, our board of directors resolved to purchase up to 200 million common shares on the Taiwan Stock Exchange at a price between NT$7.90 and NT$18.70 per share during the period from May 12, 2016 to July 11, 2016 to transfer to our employees as employee compensation. On March 7, 2018, our board of directors resolved to purchase up to 200 million common shares on the Taiwan Stock Exchange at a price between NT$9.85 and NT$21.30 per share during the period from March 8, 2018 to May 7, 2018 for cancellation. On November 5, 2018, our board of directors resolved to purchase up to 300 million common shares on the Taiwan Stock Exchange at a price between NT$7.55 and NT$20.80 per share during the period from November 6, 2018 to January 5, 2019 for cancellation.

During 2016, 2017 and 2018, we purchased an aggregate of 200 million, nil and 480 million, common shares, respectively, and transferred nil, nil and 200 million of such common shares that we repurchased under these plans to our employees as employee compensation in 2016, 2017 and 2018, respectively.

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

Classification and Measurement of Financial Instruments

Financial assets and financial liabilities are recognized when we become a party to the contractual provisions of the instrument. We determine the classification of our financial assets at initial recognition. In accordance with “IAS 39—Financial Instruments: Recognition and Measurement” (IAS 39) prior to January 1, 2018, our financial assets are classified as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets and notes, accounts and other receivables. Our financial liabilities are classified as financial liabilities at fair value through profit and loss and financial liabilities carried at amortized cost. We adopted “IFRS 9 - Financial Instruments” (IFRS 9) having recognized the cumulative effect on January 1, 2018. Please refer to Note 3 to our audited consolidated financial statements included elsewhere in this annual report for further details. Following the adoption of IFRS 9 on January 1, 2018, our financial assets are classified as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, and financial assets measured at amortized cost. Our financial liabilities are classified as financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Purchase or sale of financial assets and liabilities are recognized using trade date accounting. All financial instruments are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs, and are subsequently measured at fair value or amortized cost using the effective interest method, less impairment, based on the classification. In accordance with IAS 39 prior to January 1, 2018, we assess whether objective evidence of impairment exists for a financial asset or a group of financial assets at each reporting date. Following the adoption of IFRS 9 on January 1, 2018, we measure, at each reporting date, an allowance for expected credit losses (ECLs) for debt instrument investments measured at fair value through other comprehensive income and financial assets measured at amortized cost.

Where the fair values of the Level 3 financial assets and financial liabilities recorded on the balance sheet cannot be derived from active markets, they are determined by the application of an appropriate valuation method including the income approach and market approach. The valuation of these financial assets and financial liabilities involves significant judgment in the preparation of cash flow forecasts, a selection of comparable companies or equity transaction prices, as well as the application of assumptions such as discount rates, discounts for lack of marketability, and valuation multiples, etc. Changes in assumptions about these factors could affect the reported fair value of the financial assets and financial liabilities. Please refer to Note 11 to our audited consolidated financial statements included elsewhere in this annual report for more details.

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

For the liability component excluding the derivatives, its fair value is determined based on the effective interest rate applied at that time by the market to instruments of comparable credit status. The liability component is classified as a financial liability measured at amortized cost using the effective interest rate method before the instrument is converted or settled. For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Its carrying amount is not remeasured in the subsequent accounting periods. If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IFRS 9 (prior to January 1, 2018: IAS 39).

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

2016 and 2017

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

2018

We adopted “IFRS 15 - Revenue from Contracts with Customers” (IFRS 15) using the modified retrospective method having recognized the cumulative effect on January 1, 2018. Please refer to Note 3 to our audited consolidated financial statements included elsewhere in this annual report for further details.

Revenue from Contracts with Customers

We recognize revenue from contracts with customers by applying the following steps of IFRS 15:

a.	identify the contract with a customer;

b.	identify the performance obligations in the contract;

c.	determine the transaction price;

d.	allocate the transaction price to the performance obligations in the contract; and

e.	recognize revenue when (or as) the entity satisfies its performance obligations.

Revenues on our contracts with customers for the sales of wafers and joint technology development are recognized as we satisfy our performance obligations to customers upon transfer of control of promised goods and services. We recognize revenue at transaction price that are determined using contractual prices reduced by sales returns and allowances which we estimate based on historical experience having determined that a significant reversal in the amount of cumulative revenue recognized are not probable to occur. We recognize refund liabilities for estimated sales return and allowances based on the customer complaints, historical experience, and other known factors.

We recognize accounts receivable when we transfer control of the goods or services to customers and have a right to an amount of consideration that is unconditional. Such accounts receivable are short term and do not contain a significant financing component. For certain contracts that do not provide us unconditional rights to the consideration, and the transfer of controls of the goods or services has been satisfied, we recognize contract assets and revenues.

Consideration received from customers prior to having satisfied our performance obligations are accounted for as contract liabilities which are transferred to revenue after the performance obligations are satisfied. We recognize costs to fulfill a contract when the costs relate directly to the contract, generate or enhance resources to be used to satisfy performance obligations in the future, and are expected to be recovered. The costs and revenues are recognized when we satisfy our performance obligations to customers upon transfer of control of promised goods and services.

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

Deferred tax assets are recognized for all carryforward of unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized. The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences. Please refer to Note 6(24) to our audited consolidated financial statements included elsewhere in this annual report for more details on unrecognized deferred tax assets.

A.	Operating Results

Operating Revenues

We generate our operating revenues primarily from the manufacture and sales of wafer fabricating semiconductor devices, solar energy and new generation LED. We also derive a small portion of our operating revenues from wafer probe services that we perform internally as well as mask tooling services and assembly and test services that we subcontract to other companies.

Operating Costs

Our operating costs consist principally of:

•	overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, supplies, utilities and royalties;

•	wafer costs;

•	direct labor costs; and

•	service charges paid to subcontractors for mask tooling, assembly and test services.

Our total depreciation expenses were NT$49,691 million, NT$50,965 million and NT$49,949 million (US$1,632 million) in 2016, 2017 and 2018, respectively.

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

•

Research and development expenses. Research and development expenses consist primarily of salaries and related personnel expenses, research testing related expenses and depreciation on the equipment used for our research and development; and

•

Expected credit losses. For notes, accounts receivable and contract assets, we apply a simplified approach in calculating expected credit losses (ECLs) and recognize a loss allowance based on lifetime ECLs at each reporting date. ECLs are measured based on our historical credit loss experience and customers’ current financial condition, adjusted for forward-looking factors, such as customers’ economic environment.

Net Other Operating Income and Expenses

Net other operating income and expenses consist primarily of:

•	amortization of deferred government grants related to machinery and equipment;

•	gains or losses arising from disposal of property, plant and equipment; and

•	net rental income or loss from property.

Non-operating Income and Expenses

Our non-operating income and expenses primarily consist of the following:

1.	Other income, which consists of:

•	interest income, which is primarily derived from time deposits; and

•	dividend income, which is primarily derived from financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

2.	Other gains and losses, which principally consist of:

•

gains or losses on valuation of financial assets and liabilities, which are primarily derived from disposal of and changes in the values of financial assets and liabilities classified as fair value through profit or loss, according to IFRS 9;

•	impairment loss, which is primarily derived from the loss recognized in investments accounted for under the equity method; and

•	gains or losses on disposal of investments, which are primarily derived from our disposal of investments accounted for under the equity method.

3.	Finance costs, which principally consist of:

•	interest expenses, which are primarily derived from bonds payable and bank loans; and

•	financial expenses, which are primarily derived from stockholder services proxy fee.

4.	Share of profit or loss of associates and joint ventures, which is primarily derived from the recognition of investee companies’ net profit based on the ownership percentage we hold.

Taxation

The corporate income tax rate in the R.O.C. was previously 17% and is currently 20% starting January 1, 2018 according to the amendments to the Income Tax Act. Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of five years following each such capital increase. In addition, our branch in Singapore enjoys tax exemption for income derived from tax-exempted activities under Singapore’s Income Tax Act and Economic Expansion Incentive (Relief from Income Tax) Act. These tax exemptions resulted in tax savings of approximately NT$1,708 million, NT$1,542 million and NT$433 million (US$14 million) in 2016, 2017 and 2018, respectively. We also benefit from other tax incentives generally available to technology companies in Taiwan, such as tax credits applicable against corporate income tax that range from 10% to 15% of qualified research and development expenditures. These tax incentives resulted in tax savings of approximately NT$400 million, NT$306 million and NT$913 million (US$30 million) in 2016, 2017 and 2018, respectively.

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

In 1997, the R.O.C. Income Tax Act was amended to introduce the integrated income tax system and impose 10% tax on undistributed earnings generated from 1998. However, in early 2018, the passed amendments to the Income Tax Act abolished the integrated income tax system and reduced the tax rate of undistributed earnings by half.

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$553 million, NT$993 million and NT$(1,130) million (US$(37) million) of income tax expenses (benefit) in 2016, 2017 and 2018, respectively. Our effective income tax rate in 2018 was (53.35)%.

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our operating revenues for the periods indicated.

	Years Ended December 31,
	2016	2017	2018
	%	%	%
Operating revenues	100.0	100.0	100.0
Operating costs	(79.5)	(81.9)	(84.9)

Gross profit	20.5	18.1	15.1
Operating expenses
Sales and marketing	(3.1)	(2.8)	(2.6)
General and administrative	(3.9)	(2.8)	(3.2)
Research and development	(9.2)	(9.2)	(8.6)
Expected credit losses	—	—	(0.3)

Subtotal	(16.2)	(14.8)	(14.7)

Net other operating income and expenses	(0.1)	1.1	3.4

Operating income	4.2	4.4	3.8
Non-operating income and expenses	(1.0)	0.7	(2.4)

Income from continuing operations before income tax	3.2	5.1	1.4
Income tax benefit (expense)	(0.4)	(0.6)	0.7

Net income	2.8	4.5	2.1
Total other comprehensive income (loss), net of tax	(2.7)	(3.2)	0.6

Total comprehensive income	0.1	1.3	2.7

Net income attributable to:
Stockholders of the parent	5.8	6.5	5.1
Non-controlling interests	(3.0)	(2.0)	(3.0)
Total comprehensive income attributable to:
Stockholders of the parent	3.1	3.3	5.7
Non-controlling interests	(3.0)	(2.0)	(3.0)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Operating revenues. Operating revenues increased by 1.3% from NT$149,285 million in 2017 to NT$151,253 million (US$4,941 million) in 2018, primarily due to increased other operating revenues and a 4.0% increase in foundry wafer shipments from 6,837 thousand 8-inch equivalent wafers in 2017 to 7,108 thousand 8-inch equivalent wafers in 2018, which was partially offset by an annual decline of 3.4% in average selling price, and a 0.9% appreciation of the NTD in 2018 from 2017.

Operating costs. Operating costs increased by 5.1% from NT$122,227 million in 2017 to NT$128,413 million (US$4,195 million) in 2018, primarily due to the increased direct material costs and indirect labor costs and an increase in shipments in response to capacity expansion.

Gross profit and gross margin. Gross profit decreased from NT$27,058 million in 2017 to NT$22,840 million (US$746 million) in 2018. Our gross margin decreased from 18.1% in 2017 to 15.1% in 2018, primarily due to the increased operating costs.

Operating income and operating margin. Operating income decreased from NT$6,568 million in 2017 to NT$5,680 million (US$186 million) in 2018. Our operating margin decreased from 4.4% in 2017 to 3.8% in 2018. The decrease in operating margin was largely due to the increase in operating costs. Operating costs increased by 5.1% from NT$122,227 million in 2017 to NT$128,413 million (US$4,195 million) in 2018.

Sales and marketing expenses. Our sales and marketing expenses decreased by 7.8% from NT$4,234 million in 2017 to NT$3,902 million (US$127 million) in 2018. The decrease in sales and marketing expenses was mainly due to a decrease of NT$262 million (US$9 million) in sample expenses, NT$262 million (US$9 million) in mask expenses and increase of NT$67 million (US$2 million) in personnel expenses, NT$54 million (US$2 million) in intellectual property royalty expenses. Our sales and marketing expenses as a percentage of our operating revenues decreased from 2.8% in 2017 to 2.6% in 2018.

General and administrative expenses. Our general and administrative expenses increased by 16.5% from NT$4,240 million in 2017 to NT$4,941 million (US$161 million) in 2018, mainly due to an increase of NT$287 million (US$9 million) in personnel expenses, NT$183 million (US$6 million) in professional fee and NT$58 million (US$2 million) in depreciation expenses. Our general and administrative expenses as a percentage of our operating revenues increased from 2.8% in 2017 to 3.2% in 2018.

Research and development expenses. Our research and development expenses decreased by 4.7% from NT$13,669 million in 2017 to NT$13,025 million (US$426 million) in 2018. The decrease in research and development expenses was mainly due to a decrease of NT$378 million (US$12 million) in depreciation expenses, NT$358 million (US$12 million) in wafer for research and development usage, NT$159 million (US$5 million) in maintenance expenses, NT$128 million (US$4 million) in indirect material expenses and increase of NT$379 million (US$12 million) in personnel expenses. Our research and development expenses as a percentage of our operating revenues decreased from 9.2% in 2017 to 8.6% in 2018.

Expected credit losses. Our expected credit losses increased from nil in 2017 to NT$409 million (US$13 million) in 2018. The increase in expected credit losses for the year ended December 31, 2018 was mainly due to the loss allowance on contract assets & accounts receivable assessed by us primarily at an amount equal to the assets’ lifetime expected credit losses. The loss allowance on contract assets & accounts receivable mainly resulted from the indictment filed by the United States Department of Justice (DOJ) against us in relation to the joint technology development agreement that we have with Fujian Jinhua as further detailed in Item 8. Our expected credit losses as a percentage of our operating revenues increased from nil in 2017 to 0.3% in 2018.

Net other operating income and expenses. Net other operating income increased by 209.6% from NT$1,653 million in 2017 to NT$5,117 million (US$167 million) in 2018, mainly due to an increase in government grants income from NT$1,710 million in 2017 to NT$5,221 million (US$171 million) in 2018. Net other operating income and expenses as a percentage of our operating revenues increased from 1.1% in 2017 to 3.4% in 2018.

Non-operating income and expenses. Non-operating income and expenses decreased by 422.6% from an income of NT$1,104 million in 2017 to a loss of NT$3,562 million (US$117 million) in 2018, mainly due to the decrease in other gains and losses from a gain of NT$994 million in 2017 to a loss of NT$1,128 million (US$37 million) in 2018, a decrease in exchange gain from a gain of NT$1,566 million in 2017 to a loss of NT$357 million (US$12 million) in 2018, and a decrease in share of profit or loss of associates and joint ventures from an income of NT$158 million in 2017 to a loss of NT$617 million (US$20 million) in 2018.

Other comprehensive income (loss), net of tax. Our other comprehensive income, net of tax, increased from a loss of NT$4,815 million in 2017 to an income of NT$835 million (US$27 million) in 2018. We attributed this change primarily to the decrease in the loss of exchange differences on translation of foreign operations from a loss of NT$5,915 million in 2017 to a loss of NT$76 million (US$2 million) in 2018, and an increase in unrealized gain (loss) on financial assets at fair value through other comprehensive income from nil in 2017 to a gain of NT$1,035 million (US$34 million) in 2018, partially offset by the decrease in share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss from an income of NT$571 million in 2017 to a loss of NT$23 million (US$1 million) in 2018, and the decrease in unrealized gain (loss) on available-for-sale financial assets from a gain of NT$681 million in 2017 to nil in 2018.

Net income attributable to the stockholders of the parent. Due to the factors described above, our net income decreased by 20.6% from NT$9,676 million in 2017 to NT$7,678 million (US$251 million) in 2018.

Total comprehensive income attributable to the stockholders of the parent. Due to the factors described above, our comprehensive income increased by 73.3% from NT$4,973 million in 2017 to NT$8,617 million (US$281 million) in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Operating revenues. Operating revenues increased by 1.0% from NT$147,870 million in 2016 to NT$149,285 million in 2017, primarily due to increased demand in leading edge technologies, which resulted in a 10.8% increase in foundry wafer shipments from 6,172 thousand 8-inch equivalent wafers in 2016 to 6,837 thousand 8-inch equivalent wafers in 2017, which was partially offset by appreciation of the NTD in 2017, appreciating by approximately 5.8% from 2016, and a lower average selling price in 2017, decreasing by approximately 4.9% from 2016.

Operating costs. Operating costs increased by 4.0% from NT$117,491 million in 2016 to NT$122,227 million in 2017, primarily due to the increased direct material costs, indirect labor costs, and depreciation expense and an increase in shipments in response to capacity expansion and increased customer demands.

Gross profit and gross margin. Gross profit decreased from NT$30,379 million in 2016 to NT$27,058 million in 2017. Our gross margin decreased from 20.5% in 2016 to 18.1% in 2017, primarily due to the increased operating costs.

Operating income and operating margin. Operating income increased from NT$6,194 million in 2016 to NT$6,568 million in 2017. Our operating margin increased from 4.2% in 2016 to 4.4% in 2017. The increase in operating margin was largely due to the decrease in sales and marketing expenses and general and administrative expenses and increase in amortization of deferred government grants. Operating expenses decreased by 7.4% from NT$23,922 million in 2016 to NT$22,143 million in 2017.

Sales and marketing expenses. Our sales and marketing expenses decreased by 7.7% from NT$4,589 million in 2016 to NT$4,234 million in 2017. The decrease in sales and marketing expenses was mainly due to a decrease of NT$262 million in intellectual property royalty expenses as a result of the decreased number of intellectual properties under which we were granted licenses, NT$71 million in sample expenses and NT$41 million in mask expenses. Our sales and marketing expenses as a percentage of our operating revenues decreased from 3.1% in 2016 to 2.8% in 2017.

General and administrative expenses. Our general and administrative expenses decreased by 26.9% from NT$5,801 million in 2016 to NT$4,240 million in 2017, mainly as a result of the setup costs of USCXM in 2016. Our general and administrative expenses as a percentage of our operating revenues decreased from 3.9% in 2016 to 2.8% in 2017.

Research and development expenses. Our research and development expenses increased by 1.0% from NT$13,532 million in 2016 to NT$13,669 million in 2017. The increase in research and development expenses was mainly due to an increase of NT$469 million in personnel expenses, NT$206 million in depreciation expenses and NT$68 million in intellectual property royalty expenses. The decrease in research and development expenses was mainly due to a decrease of NT$322 million in wafers for research and development usage, NT$211 million in mask expenses and NT$108 million in indirect material expenses. Our research and development expenses as a percentage of our operating revenues were both 9.2% in 2016 and 2017.

Net other operating income and expenses. Net other operating income increased by 728.9% from expenses of NT$263 million in 2016 to income of NT$1,653 million in 2017, mainly due to a decrease in impairment loss of property, plant, and equipment from NT$455 million in 2016 to nil in 2017 and an increase in government grants income from NT$243 million to NT$1,710 million. Net other operating income and expenses as a percentage of our operating revenues were (0.1%) and 1.1% in 2016 and 2017, respectively.

Non-operating income and expenses. Non-operating income and expenses increased by 174.9% from a loss of NT$1,473 million in 2016 to an income of NT$1,104 million in 2017, mainly due to the increase in exchange gain from a loss of NT$1,502 million in 2016 to a gain of NT$1,566 million in 2017, and an increase in share of profit or loss of associates and joint ventures from a loss of NT$316 million in 2016 to an income of NT$158 million in 2017, partially offset by an increase in the finance cost from NT$1,414 million in 2016 to NT$2,495 million in 2017.

Other comprehensive income (loss), net of tax. Our other comprehensive loss, net of tax, increased from a loss of NT$4,024 million in 2016 to a loss of NT$4,815 million in 2017. We attributed this change primarily to the increase in the loss of exchange differences on translation of foreign operations from a loss of NT$1,817 million in 2016 to a loss of NT$5,915 million in 2017, partially offset by the increase in unrealized gain (loss) on available-for-sale financial assets from a loss of NT$1,874 million in 2016 to a gain of NT$681 million in 2017, and the increase in share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss from a loss of NT$273 million in 2016 to an income of NT$571 million in 2017.

Net income attributable to the stockholders of the parent. Due to the factors described above, our net income increased by 12.2% from NT$8,621 million in 2016 to NT$9,676 million in 2017.

Total comprehensive income attributable to the stockholders of the parent. Due to the factors described above, our comprehensive income increased by 7.4% from NT$4,629 million in 2016 to NT$4,973 million in 2017.

B.	Liquidity and Capital Resources

The foundry business is highly capital intensive. Our development over the past three years has required investments. Additional expansion for the future generally will continue to require significant cash for acquisition of plant and equipment to support increased capacities, particularly for the production of 12-inch wafers, although our expansion program will be adjusted from time to time to reflect market conditions. In addition, the semiconductor industry has historically experienced rapid changes in technology. To maintain competitiveness at the same capacity, we are required to make adequate investments in plant and equipment. In addition to our need for liquidity to support the large fixed costs of capacity expansion and the upgrading of our existing plants and equipment for new technologies, as we ramp up production of new plant capacity, we require significant working capital to support purchases of raw materials for our production and to cover variable operating costs such as salaries until production yields provide sufficiently positive margins for a fabrication facility to produce operating cash flows.

Resource for Liquidity

We have financed our capital expenditure requirements in recent years from operating cash inflows, bank borrowings, as well as the issuance of bonds and equity-linked securities denominated in NT dollars and U.S. dollars. Operating cash inflows significantly exceed operating income, reflecting the significant non-cash depreciation expense.

As of December 31, 2018, we had NT$83,662 million (US$2,733 million) of cash and cash equivalents and NT$528 million (US$17 million) of financial assets at fair value through profit or loss. Cash equivalents included time deposits and commercial paper with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate bonds. These agreements bore interest rates ranging from 0.23% to 0.32%, 0.24% to 0.32% and 0.24% to 0.46% in 2016, 2017 and 2018, respectively. The terms of these agreements were typically less than one month. As of December 31, 2016, 2017 and 2018, we held repurchase agreements in the amount of NT$6,188 million, NT$9,259 million and NT$9,495 million (US$310 million), respectively.

In early June 2012, we issued five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.43%. The principal has been fully repaid. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.63%, and the principal will be repayable in June 2019 upon maturity. The proceeds of this offering were used for purchasing machinery and equipment. As of December 31, 2018, NT$2,500 million aggregate principal amount of these bonds were outstanding.

In mid-March 2013, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.35%. The principal has been fully repaid. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.50%, and the principal will be repayable in March 2020 upon maturity. The proceeds of this offering were used for purchasing machinery and equipment. As of December 31, 2018, NT$2,500 million aggregate principal amount of these bonds were outstanding.

In mid-June 2014, we issued an aggregate principal amount of NT$5,000 million of seven-year and ten-year domestic unsecured corporate bonds, with a denomination of NT$1 million per bond. The seven-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$2,000 million with an annual coupon bearing an interest rate of 1.7%. The ten-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$3,000 million with an annual coupon bearing an interest rate of 1.95%. The proceeds of this offering were used for repay debts. As of December 31, 2018, NT$5,000 million aggregate principal amount of these bonds were outstanding.

In mid-May 2015, we issued five-year US$600 million aggregate principal amount of currency linked zero coupon convertible bonds due 2020. Each bond, at the option of the holder, were convertible into our common shares at NT$14.8157 per share on December 31, 2018. The proceeds of this offering were used for purchasing machinery and equipment. As of December 31, 2018, no bonds had been converted or redeemed.

In late March 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$8,300 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$6,200 million. Interest will be paid annually at 1.15%, and the principal will be repayable in March 2022 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,100 million. Interest will be paid annually at 1.43%, and the principal will be repayable in March 2024 upon maturity. The proceeds of this offering were used for repay debts. As of December 31, 2018, NT$8,300 million aggregate principal amount of these bonds were outstanding.

In early October 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$5,400 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest will be paid annually at 0.94%, and the principal will be repayable in October 2022 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$3,400 million. Interest will be paid annually at 1.13%, and the principal will be repayable in October 2024 upon maturity. The proceeds of this offering were used for repay debts. As of December 31, 2018, NT$5,400 million aggregate principal amount of these bonds were outstanding.

At our 2018 annual general meeting, our stockholders authorized our board of directors to raise capital from private placement, through issuing instruments such as common shares, depositary receipts (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and our needs. The amount of common shares issued or convertible is proposed to be no more than 10% of our issued and outstanding share capital (i.e., no more than 1,262,431,871 common shares). According to Item 6, Article 43-6 of the R.O.C. Security and Exchange Act, any private placement of our common shares must be conducted separately within one year after approval at the annual general meeting of stockholders. The approval to conduct a private placement of our common shares will expire on June 12, 2019.

Operating Activities

In 2018, net cash provided by operating activities was NT$50,935 million (US$1,664 million), primarily due to net income before income tax of NT$2,118 million (US$69 million) and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$52,049 million (US$1,700 million).

In 2017, net cash provided by operating activities was NT$52,474 million, primarily due to net income before income tax of NT$7,672 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$53,099 million, partially offset by the change in other current assets of NT$4,398 million.

In 2016, net cash provided by operating activities was NT$46,450 million, primarily due to net income before income tax of NT$4,721 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$51,984 million, partially offset by the change in other current assets of NT$8,640 million.

Investing Activities

In 2018, net cash used in investing activities was NT$15,500 million (US$506 million), primarily due to cash used to purchase equipment at our fabs amounting to NT$19,590 million (US$640 million) and partially offset by proceeds of NT$7,130 million (US$233 million) from government grants related to assets acquisition.

In 2017, net cash used in investing activities was NT$35,416 million, primarily due to cash used to purchase equipment at our fabs amounting to NT$44,236 million, partially offset by proceeds of NT$6,756 million from government grants related to assets acquisition and proceeds of NT$2,179 million from disposal of financial assets.

In 2016, net cash used in investing activities was NT$80,086 million, primarily due to cash used to purchase equipment at our fabs amounting to NT$91,561 million, partially offset by proceeds of NT$9,566 million from government grants related to assets acquisition and proceeds of NT$4,370 million from disposal of financial assets.

Financing Activities

In 2018, net cash used in financing activities was NT$33,485 million (US$1,094 million), primarily due to the decrease in bank loans of NT$14,168 million (US$463 million), the net decrease from bonds redemption of NT$7,500 million (US$245 million), NT$8,558 million (US$280 million) for cash dividend payment, and treasury stock acquired and sold to employees of NT$3,944 million (US$129 million).

In 2017, net cash provided by financing activities was NT$9,162 million, primarily due to the increase in bank loans of NT$10,277 million and the net increase from bonds issuance and redemption of NT$6,200 million, partially offset by NT$6,103 million for cash dividend payment.

In 2016, net cash provided by financing activities was NT$38,795 million, primarily due to the increase in bank loans of NT$32,134 million and other financial liabilities of NT$15,979 million, partially offset by NT$6,907 million for cash dividend payment.

We had NT$13,104 million (US$428 million) in outstanding short-term loans as of December 31, 2018. We had total availability under existing short-term lines of credit of NT$77,658 million (US$2,537 million) as of December 31, 2018.

We had bonds payable of NT$41,378 million (US$1,352 million) in the aggregate as of December 31, 2018.

The following table sets forth our outstanding long-term bank loans as of December 31, 2018:

	Unsecured long-term bank loans		Secured long-term bank loans
	(in NT$ millions)	(in US$ millions)	(in NT$ millions)	(in US$ millions)
Due in 2019	1,081	35	1,543	50
Due in 2020	334	11	3,832	125
Due in 2021	333	11	3,831	125
Due in 2022	—	—	7,646	250
Due in 2023	—	—	7,646	250
Due in 2024 & thereafter	—	—	4,582	150

The interest rates of our long-term bank loans range from 0.99% to 5.56%.

As of December 31, 2018, the current portion of bonds due within one year was NT$2,499 million (US$81 million), and the current portion of long-term bank loans due within one year was NT$2,622 million (US$86 million).

Capital Expenditures

We will continue to moderate the expansion pace for leading edge capacity to focus on diversifying existing logic and specialty technology offerings to our customers. As of December 31, 2018, the construction contracts amounted to NT$3,075 million (US$100 million) and the portion of the contracts not yet recognized was approximately NT$936 million (US$31 million). In 2016, 2017 and 2018, we incurred capital expenditures of approximately NT$91,561 million, NT$44,236 million and NT$19,590 million (US$640 million), respectively, primarily to purchase equipment for research and development and production.

We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure requirements at least through the end of 2019. Due to rapid changes in technology in the semiconductor industry, however, we have frequent demand for investment in new manufacturing technologies. We cannot assure you that we will be able to raise additional capital, should that become necessary, on terms acceptable to us, or at all. If financing is not available on terms acceptable to us, management intends to reduce expenditures so as to delay the need for additional financing. To the extent that we do not generate sufficient cash flows from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings to finance our working capital needs or our future expansion plans. The sale of additional equity or equity-linked securities may result in additional dilution to our stockholders. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our products and change in our product mix, which in turn may be adversely affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the average selling price of our products. The average selling price of our products have been subjected to downward pressure in the past and are reasonably likely to be subject to further downward pressure in the future. We have not historically relied on, and we do not plan to rely on in the foreseeable future, off-balance sheet financing arrangements to finance our operations or expansion.

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

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$13,532 million, NT$13,669 million and NT$13,025 million (US$426 million) in 2016, 2017 and 2018, respectively, in research and development, which represented 9.2%, 9.2% and 8.6%, respectively, of operating revenues for such years. We believe that our continuous spending on research and development will help us to achieve fruitful results in the development of advanced and specialty technologies. As of December 31, 2018, we employed 1,821 professionals in our research and development division.

Our current research and development activities seek to upgrade and integrate manufacturing technologies and processes, as well as to drive 14 nanometer technology in mass production with EUV (Extreme Ultraviolet) lithography, and FinFET (Fin Field-Effect Transistor). Although we emphasize firm-wide participation in the research and development process, we maintain central research and development teams primarily responsible for developing cost-effective technologies that can serve the manufacturing needs of our customers. Monetary incentives are provided to our employees if projects result in successful patents. We believe we have a strong foundation in research and development and intend to continue our efforts on technology developments. Our top management believes in the value of continued support of research and development efforts and intends to continue our foundry position by providing customers with comprehensive technology and SoC solutions in the industry.

D.	Trend Information

Please refer to “Item 5. Operating and Financial Review and Prospects—Overview” for a discussion of the most significant recent trends in our production, sales, costs and selling prices. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments and events that we believe are reasonably likely to have a material effect on our operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2018.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in NT$ millions)
Long-term debt(1)
Unsecured bonds	41,896	2,500	22,696	8,200	8,500
Long-term loans	30,828	2,624	8,330	15,292	4,582
Operating lease obligations(2)	7,408	601	1,227	1,187	4,393
Purchase obligations(3)	6,430	1,696	1,075	780	2,879
Other long-term obligations(4)	23,119	834	424	17,486	4,375

Total contractual cash obligations	109,681	8,255	33,752	42,945	24,729

(1)	Assuming the domestic bonds are paid off upon maturity.
(2)

Represents our obligations to make lease payments mainly to use machineries, equipment, office and land on which our fabs are located, primarily in the Hsinchu Science Park and the Tainan Science Park in Taiwan, Pasir Ris Wafer Fab Park in Singapore.

(3)	Represents commitments for purchase of raw materials and construction contracts. These commitments are not recorded on our balance sheet as of December 31, 2018.
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

The following table sets forth the name, age, position, tenure and biography of each of our directors and executives as of March 31, 2019. There is no family relationship among any of these persons.

The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Year(s) with Us
Stan Hung	58	Chairman, Director and Chief Strategic Officer	27
SC Chien	61	Co-president and Director (Representative of Hsun Chieh Investment Co., Ltd.)	30
Jason Wang	56	Co-president and Director (Representative of Silicon Integrated Systems Corp.)	11
Cheng-Li Huang (1)	70	Independent Director	10
Lih J. Chen(1)	72	Independent Director	1
Jyuo-Min Shyu(1)	65	Independent Director	1
Wenyi Chu (1)	52	Independent Director	4
Chung-Laung Liu	85	Director	13
Ting-Yu Lin	57	Director	13
Chitung Liu	53	Chief Financial Officer and Vice President	18

(1)	Member of the Audit Committee.

Stan Hung is a director, Chief Strategic Officer and the Chairman of our company. Mr. Hung was our chief financial officer and senior vice president from 2000 to 2007. He was also the Chairman of Epitech Technology Corporation in 2007 and ITE Technology Corporation for a portion of 2008, respectively. Prior to re-joining United Microelectronics Corporation in 1991, Mr. Hung was a financial manager at Optoelectronics Corporation. He is also the chairman of Fortune Venture Capital Corp., TLC Capital Co. Ltd., Faraday Technology Corporation, HeJian Technology (Suzhou) Co., Ltd., UMC Capital Corp., and a director of Triknight Capital Corporation, United Microelectronics (Europe) B.V. and UMC Capital (USA). Mr. Hung received a bachelor’s degree in accounting from Tam Kang University in 1982.

SC Chien is a director and the President of our company. Mr. Chien is a representative of Hsun Chieh Investment Co., Ltd. and he is also a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., Wavetek Microelectronics Corporation, Epistar Corp., United Semiconductor (XIAMEN) Co., Ltd., and UMC Capital Corp. Mr. Chien received a bachelor’s degree in chemical engineering from National Taiwan University.

Jason Wang is a director and the President of our company. Mr. Wang is a representative of Silicon Integrated Systems Corp. and also serves on the board of directors of UMC GROUP (USA) since 2004. Mr. Wang joined UMC as Vice President of Corporate Marketing in 2008, and from 2009 to 2014, served as President of UMC GROUP (USA) responsible for business operation efficiency enhancement and UMC North America strategic business development. Mr. Wang is also a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., Wavetek Microelectronics Corporation, United Microelectronics (Europe) B.V., UMC Capital Corp., UMC Capital (USA), United Microtechnology Corporation (New York), United Microtechnology (California) and Sino Paragon Limited. Mr. Wang did his undergraduate study in Business Administration at San Jose State University.

Cheng-Li Huang is an independent director of our company. Professor Huang was a professor of Tamkang University and served as its Comptroller. He was also the chief executive of Tamkang Accounting Education Foundation and the publisher of Journal of Contemporary Accounting. Professor Huang received a Ph.D. degree in accounting from University of Warwick in 1999.

Lih J. Chen is an independent director of our company. Professor Chen is the Distinguished Chair Professor of National Tsing Hua University. Professor Chen received a Ph.D. degree in physics from University of California, Berkeley in 1974.

Jyuo-Min Shyu is an independent director of our company. Dr. Shyu is a professor of Computer Science at National Tsing Hua University. He was also the Minister of Ministry of Science and Technology and the President of Industrial Technology Research Institute. Professor Shyu received a Ph.D. degree in Electrical Engineering and Computer Science from University of California, Berkeley in 1988.

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

Chung-Laung Liu is a director of our company. Professor Liu was the William M.W. Mong Honorary Chair Professor of National Tsing Hua University. Professor Liu is also the Chairman of TrendForce Corp., a supervisor of Andes Technology Corporation, an independent director of Microelectronics Technology Inc., Powerchip Semiconductor Corp., Far EasTone Telecommunications Co., Ltd., Accton Technology Corporation, as well as a director of Macronix International Co., Ltd., UBI BioPharma Inc. and GeoThings, Inc. Professor Liu received a doctorate degree in science from Massachusetts Institute of Technology in 1962.

Ting-Yu Lin is a director of our company. Mr. Lin is also the chairman of Sunrox International Inc. Mr. Lin received a master’s degree in international finance from Meiji University in 1993.

Chitung Liu is the Chief Financial Officer and the Vice President of our company. Prior to joining our company in 2001, Mr. Liu was a managing director of UBS. Mr. Liu is a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., Unimicron Technology Corp., Novatek Microelectronic Corp., Hejian Technology (Suzhou) Co., Ltd., UMC Group (USA), Green Earth Limited, ECP Vita Pte. Ltd., Omni Global Limited, UMC Capital Corp., United Microchip Corporation, UMC Technology Japan Co., Ltd., Sino Paragon Limited, Mie Fujitsu Semiconductor Limited, United Microtechnology Corporation (New York) and United Microtechnology Corporation (California). Mr. Liu received an executive MBA degree from National Taiwan University in 2009.

B.	Compensation

The aggregate compensation paid and benefits in kind granted to our directors in 2018 were approximately NT$14.6 million (US$0.5 million). The remuneration was out of our 2018 earnings distribution plan, and the distribution percentage for directors is 0.21%. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Some of the remuneration was paid to the legal entities that certain directors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2018 were approximately NT$602.8 million (US$19.7 million), which include NT$50.2 million (US$1.6 million) as bonus.

C.	Board Practices

All of our directors were elected in June 2018 for a term of three years. Neither we nor any of our subsidiaries has entered into a contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

Audit Committee

Our board of directors established an audit committee in March 2005. In the annual general meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Directors”. After the re-election of directors in the annual general meeting on June 12, 2018, our board of directors appointed Cheng-Li Huang, Lih J. Chen, Jyuo-Min Shyu and Wenyi Chu to be the members of the audit committee. Each audit committee member is an independent director who is financially literate with accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Pursuant to an audit committee charter, the audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our internal audit function and independent auditors, and overseeing the accounting policies and financial reporting and disclosure practices of our company. The audit committee also has the authority to engage special legal, accounting or other consultants it deems necessary in the performance of its duties.

Remuneration Committee

The R.O.C. Securities and Exchange Act, as amended on November 24, 2010, further introduced the mechanism of a “Remuneration Committee”, which requires all the publicly listed companies in the R.O.C., including our company, to adopt a remuneration committee. On March 18, 2011, R.O.C. FSC promulgated the Regulations Governing the Establishment and Exercise of Powers by Compensation Committees of Public Companies, according to which, public listed companies of our size shall set up the remuneration committee no later than September 30, 2011 and the remuneration committee shall be composed of no less than three members commissioned by the board of directors. In addition, for a company with independent directors, such as us, at least one of the remuneration committee members shall be the independent director of such company. We established a remuneration committee in accordance with Article 14-6 of the R.O.C. Securities and Exchange Act on April 27, 2011. We amended our articles of incorporation to implement the mechanism of our remuneration committee during the annual general meeting held on June 15, 2011. After the re-election of directors in the annual general meeting on June 12, 2018, our board of directors appointed Cheng-Li Huang, Lih J. Chen, Jyuo-Min Shyu and Wenyi Chu to be the members of the remuneration committee.

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

As of December 31, 2018, we had 19,929 employees, which included 11,651 engineers, 7,494 technicians and 784 administrative staff performing administrative functions on a consolidated basis. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
	2016	2017	2018
Employees
Engineers	11,596	11,846	11,651
Technicians	7,123	7,432	7,494
Administrative Staff	820	798	784

Total	19,539	20,076	19,929

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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On March 6, 2019, our board of directors proposed an employee bonus in cash in the amount of NT$1,401 million (US$46 million) in relation to retained earnings in 2018.

Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E.	Share Ownership

As of March 31, 2019, each of our directors and executive officers held common shares and/or ADSs of United Microelectronics, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Cheng-Li Huang, Lih J. Chen, Jyuo-Min Shyu and Wenyi Chu, our independent directors. As of April 14, 2019, our most recent record date, Hsun Chieh Investment Co. held approximately 441 million of our common shares, representing approximately 3.64% of our issued and outstanding share capital. Silicon Integrated Systems Corp. held approximately 285 million of our common shares, representing approximately 2.35% of our issued and outstanding share capital. Chairman Mr. Hung held approximately 40 million of our common shares, representing approximately 0.33% of our issued and outstanding share capital. Ting-Yu Lin held approximately 13 million of our common shares, representing approximately 0.1% of our issued and outstanding share capital.

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

ITEM 7	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of (i) April 14, 2019, our most recent record date, and (ii) as of certain record dates in each of the preceding three years, for (1) the stockholders known by us to beneficially own more than 2% of our common shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules.

	As of April 10, 2017	As of April 14, 2018	As of April 14, 2019
	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned
Name of Beneficial Owner
Hsun Chieh Investment Co., Ltd. (1)	3.50%	3.50%	441,371,000	3.64%
Silicon Integrated Systems Corp.	2.50%	2.50%	285,380,424	2.35%
Directors and executive officers as a group	6.33%	6.32%	808,293,626	6.67%

(1)	36.49% owned by United Microelectronics Corporation as of March 31, 2019.

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

The following table shows our aggregate ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of December 31, 2018.

Name	Ownership %
Silicon Integrated Systems Corp.	20.54
Faraday Technology Corp.	13.78

We provide foundry services to this fabless design company and the sales price was determined through mutual agreement in reference to market conditions. We derived NT$1,963 million, NT$1,388 million and NT$1,319 million (US$43 million) of our operating revenues in 2016, 2017 and 2018, respectively, from the provision of our foundry services. For more information, please refer to Note 7 to our audited consolidated financial statements included in this annual report.

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

On July 1, 2016, INTERNATIONAL BUSINESS MACHINES CORPORATION (IBM) filed a complaint in the United States District Court for the Southern District of New York alleging that UMC failed to pay the technology license fee in accordance with the technology license agreement. UMC appealed a judgment issued on September 15, 2017 by the United States District Court of Southern District of New York for the subject matter. The United States Court of Appeals for the Second Circuit made a summary order on March 11, 2019, vacated part of the district court’s judgment and remanded the case. On March 27, 2019, UMC and IBM reached a settlement.

On August 31, 2017, the Taichung District Prosecutors Office indicted us for the Trade Secret Act of the R.O.C., alleging that our employees misappropriated the trade secrets of Micron Technology Inc., or Micron. The case is currently in progress and we have appointed counsels to prepare answers against these charges.

On December 5, 2017, Micron filed a civil action with similar cause against us with the United States District Court, Northern District of California. Micron claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins us from using its trade secrets in question. The case is currently in progress and we have appointed counsels to prepare answers against these charges.

On January 12, 2018, we filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, Micron (Xi’an) Co., Ltd. and Micron (Shanghai) Trading Co., Ltd., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court ruled against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe our patent rights. The lawsuit filed by UMC is still on trial.

On November 1, 2018, the Department of Justice of the United States, or the DOJ, unsealed an indictment against us, Fujian Jinhua Integrated Circuit Co., Ltd. or Jinhua, and three individuals, including one current employee and two former employees of ours, alleging that we and others conspired to steal trade secrets of Micron, and used that information to develop technology that was subsequently transferred to Jinhua. On the same day, the DOJ filed a civil complaint enjoining the aforementioned defendants from exporting to the United States any products containing DRAM manufactured by us or Jinhua and preventing the defendants from transferring the trade secrets to anyone else. Please refer to Item 10 C. Material Contracts— DRAM Technology Cooperation Agreement, dated May 13, 2016, between UMC and Fujian Jinhua” for further details about the cooperation arrangement with Jinhua. The indictment and civil complaint are still on trial. The Company has appointed counsel to prepare answers against these charges.

Given these litigations are still in the preliminary stages, the Company cannot assess the legal proceeding and probable outcome or impact.

Other than the abovementioned legal proceedings, we are not currently involved in any material litigation or other proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. On June 8, 2016, our stockholders approved a cash distribution of NT$0.55 per common share for an aggregate of NT$6,906,973,103. On June 15, 2016, our board of directors resolved to adjust the cash dividend ratio to NT$0.56501906 per common share because the number of outstanding common shares had changed as a result of our repurchase and cancellation of treasury common shares. On June 8, 2017, our stockholders approved a cash distribution of NT$0.50 per common share for an aggregate of NT$6,112,159,358. On June 12, 2018, our stockholders approved a cash dividend of NT$0.7 per common share for an aggregate of NT$8,557,023,101. On June 12, 2018, our board of directors resolved to adjust the cash dividend ratio to NT$0.71164307 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common shares. On March 6, 2019, our board of directors proposed dividends of NT$6,916,104,855 (approximately NT$0.58 per common share) which are expected to be approved at our annual general meeting on June 12, 2019.

The following table sets forth the cash dividends per share and stock dividends per share as a percentage of common shares outstanding paid during each of the years indicated in respect of common shares outstanding at the end of each such year, except as otherwise noted.

	Cash Dividend per Share	Stock Dividend per Share	Total Number of Common Shares Issued as Stock Dividend	Number of Outstanding Common Shares at Year End
	NT$	NT$
1997	—	3.0	868,629,276	4,117,758,265
1998	—	2.9	1,199,052,940	5,480,221,725
1999	—	1.5	834,140,790	6,638,054,462
2000	—	2.0	1,809,853,716	11,439,016,900
2001	—	1.5	1,715,104,035	13,169,235,416
2002	—	1.5	1,968,018,212	15,238,578,646
2003	—	0.4	607,925,145	15,941,901,463
2004	—	0.8	1,288,558,185	17,550,800,859
2005	0.1029	1.029	1,758,736,435	18,856,632,324
2006	0.409141420	0.10228530	179,031,672	19,131,192,690
2007	0.7	—	—	13,214,494,883
2008	0.75	0.45	562,958,816	12,987,771,315
2009	—	—	—	12,987,771,315
2010	0.5	—	—	12,987,912,315
2011	1.11164840	—	—	13,084,341,565
2012	0.49980232	—	—	12,951,805,540
2013	0.40639654	—	—	12,692,081,665
2014	0.50	—	—	12,725,207,790
2015	0.54969673	—	—	12,758,132,915
2016	0.56501906	—	—	12,624,318,715
2017	0.50	—	—	12,624,318,715
2018	0.71164307	—	—	12,424,318,715

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

ITEM 9	THE OFFER AND LISTING

(1)	Offer and Listing Details

Market Information for Our Common Shares

Our common shares have been listed on the Taiwan Stock Exchange under the symbol “2303” since July 1985. There is no public market outside Taiwan for our common shares.

Market Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. The outstanding ADSs are identified by the CUSIP number 910873405. Each of our ADSs represents the right to receive five common shares.

As of March 31, 2019, there were a total of 143,204,659 ADSs listed on the NYSE. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold these common shares through a brokerage or custodial account in the R.O.C. As of March 31, 2019, 716,023,295 common shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2019, 143,188,961 ADSs representing these 715,944,805 common shares were held of record by Cede & Co., and 15,698 ADSs were held by U.S. registered stockholders. We have no further information as to common shares held or beneficially owned by U.S. persons.

C.	Plan of Distribution

Not applicable.

D.	Markets

The principal trading markets for our common shares are the Taiwan Stock Exchange and the New York Stock Exchange, on which our common shares trade in the form of ADSs.

E.	Selling Stockholders

Not applicable.

F.	Dilution

Not applicable.

G.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following statements summarize the material elements of our capital structure and the more important rights and privileges of stockholders conferred by the R.O.C. law and our articles of incorporation.

Objects and Purpose

The scope of business of United Microelectronics as set forth in Article 2 of our articles of incorporation, includes, among others, (i) integrated circuits; (ii) semiconductor parts and components; (iii) parts and components of microcomputers, microprocessors, peripheral support and system products; (iv) parts and components of semiconductor memory systems products; (v) semiconductor parts and components for digital transceiver product and system products; (vi) semiconductor parts and components for telecom system and system products; (vii) testing and packaging of integrated circuits; (viii) mask production; (ix) metals, derived fuels and chemical products generated simultaneously from our manufacturing process; (x) management consulting service in regard to sustainable development, energy/resources conservation technologies and semiconductor fab related affairs; (xi) clearance, recycle and disposal of waste and manufacturing outputs; research and development, design, production, sales, promotion and after-sale services related to our business; and (xii) export/import trade related to our business.

Directors

The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by stockholders and is responsible for the management of our business. As of March 31, 2019, our board of directors consisted of nine directors, out of which four are independent directors. In the annual general meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual general meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our stockholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at an annual general meeting involving the election of directors. Pursuant to the R.O.C. Company Act, entity that owns our common shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our stockholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. As of March 31, 2019, two of our nine directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

According to the R.O.C. Company Act and the rules promulgated under the R.O.C. Securities and Exchange Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, shall explain the essential contents of such personal interest in the meeting of the board of directors. Moreover, where the spouse, a blood relative within the second degree of kinship of a director, or any company which has a controlling or subordinate relation with a director has interests in a matter to be discussed at the meeting of the board of directors, such director shall be deemed to have a personal interest in the matter. In case that such personal interest may impair the interests of us, such director shall abstain from joining the discussion and voting on such matter. In case that such director is the representative designated by a legal entity stockholder to be elected as our director and such legal entity stockholder has personal interest in the matter to be discussed at the meeting of the board of directors, the rules abovementioned shall also apply. Our articles of incorporation provide that our board of directors is authorized, by taking into account of the extent of his/her/its involvement of our operation activities and the value of his/her/its contribution, to determine the compensation for each director at a comparable rate adopted by other companies of the same industry regardless of the profit received by our company. In addition, according to our articles of incorporation, we may distribute a maximum of 0.1% of the annual profits before tax as remuneration to directors. Please refer to “—Dividends and Distributions” in this item below for more details. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director, while the laws and regulations require the aggregate shareholding of all directors, excluding independent directors, to meet certain thresholds considering the paid-in capital and the numbers of the independent directors. According to our current internal Loan Procedures, we shall not extend any loan to our directors.

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

In addition, pursuant to the R.O.C. Securities and Exchange Act, a public company is required to either establish an audit committee, or R.O.C. Audit Committee, or retain supervisors, provided that the R.O.C. FSC may, after considering the scale and business nature of a public company and other necessary situation, require the company to establish an audit committee in place of its supervisors. We have amended our articles of incorporation in the annual general meeting held on June 13, 2008, introducing the mechanism of an R.O.C. Audit Committee. On February 20, 2013, the R.O.C. FSC has ruled that a public company with certain scale or of certain business nature, including us, shall establish an R.O.C. Audit Committee instead of the supervisors. According to our articles of incorporation and audit committee charter, our R.O.C. Audit Committee is composed of all independent directors and performs the power and duties provided by applicable laws and regulations, including without limitation the powers and the duties of supervisors provided under the R.O.C. Company Act. A company is not allowed to maintain both supervisors and a R.O.C. Audit Committee, so we chose to eliminate our supervisors when we established our R.O.C. Audit Committee in 2009.

According to our current articles of incorporation, we may purchase directors and officers liability insurance for our directors, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for.

Common Shares

As of December 31, 2018, our authorized share capital was NT$260 billion, divided into 26 billion common shares, of which 12,424,318,715 common shares were issued and outstanding. All common shares presently issued are fully paid and in registered form, and existing stockholders are not subject to any capital calls. We do not have any outstanding warrants or option to purchase our common shares.

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

Transfer of Common Shares

Under the R.O.C. Company Act, a company may issue individual share certificates or no certificate at all, to evidence common shares. Our articles of incorporation, provide that we may deliver common shares in book-entry form instead of by means of issuing physical share certificates. We have issued our common shares in uncertificated/scripless form since 2007. Therefore, the transfer of our common shares is carried out on the book-entry system. The settlement of trading of our common shares is normally carried out on the book-entry system maintained by the Taiwan Depository and Clearing Corporation. Transferees must have their names and addresses registered on our register in order to assert stockholder’s rights against us. Our stockholders are required to file their respective specimen seals with our share registrar, Horizon Securities Co., Ltd.

Stockholders’ Meetings

We are required to hold an annual ordinary stockholders’ meeting once every calendar year within six months from the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors deem necessary, and they must do so if requested in writing by stockholders holding no less than 3% of our issued common shares who have held these common shares for more than a year. At least 15 days’ advance written notice must be given of every extraordinary stockholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary stockholders’ meeting. In addition, stockholder(s) who have continuously held more than 50% of our issued common shares for a period of three months or longer may convene an extraordinary shareholders’ meeting without any approval of our board of directors. The period during which a stockholder holds the shares and the number of shares held by a stockholder shall be determined based on our register of stockholders as of the book close date of the relevant extraordinary stockholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The R.O.C. Company Act and, in the case of certain merger and acquisition deals, the Corporate Merger and Acquisition Act, also provides that in order to approve certain major corporate actions, including any amendment of our articles of incorporation, dissolution, merger or spin-off, share swap, entering into, amendment, or termination of any contract for lease of the company’s business in whole, or for entrusted business, or for joint operation with others, on regular basis, the transfer of all or an essential part of the business or assets, accept all of the business or assets of any other company which would have a significant impact on our operations, removing directors or the distribution of dividend in stock form, a special resolution shall be adopted by the holders of the majority of our common shares represented at a stockholders’ meeting at which holders of at least two-thirds of our issued and outstanding common shares are present; provided that, in the case of a public company, such as our company, such resolution may be adopted by the holders of at least two-thirds of the common shares represented at a stockholders’ meeting at which holders of at least a majority of our issued and outstanding common shares are present; provided, further, that in the case of merger, spin-off, transfer of all or essential part of business or asset, or share swap which meets the specific criteria provided under the Corporate Merger and Acquisition Act, such as short-form merger/spin-off/share swap or whale-minnow merger/spin-off/share-swap (as defined therein), such corporate action can be approved by a board resolution adopted by majority consent at a meeting with at least two-thirds of our directors present without stockholders’ approval. Notwithstanding the foregoing, in the event such transaction will result in our delisting, the approval from holders of at least two-thirds of our issued and outstanding common shares is required.

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

Authorized by the R.O.C Company Act, the R.O.C. FSC has issued an administrative order on February 20, 2012 to require Taiwan Stock Exchange-listed companies, such as our company, and Taipei Exchange (previously known as “GreTai Securities Market”)-listed companies in the R.O.C. with NT$10 billion or more of paid-in share capital and with 10,000 or more stockholders as of the first date of the close period applicable to the stockholders’ meeting to adopt an e-voting system for the stockholders’ meeting. According to the administrative order by the R.O.C. FSC, commencing from January 1, 2018, all listed companies shall adopt the e-voting system for the stockholders’ meeting. The e-voting system provides a new platform for stockholders to exercise their voting rights online. As a company that meets the foregoing criteria, we have successfully adopted the e-voting system in the 2012 stockholders’ meeting and voted by poll on each agenda item for discussion.

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

Previously, the employee bonus and directors’ remuneration were categorized as “profit sharing” items and were calculated and distributed based on earnings after tax basis. However, according to Articles 235 and 235-1 of the Company Act, both amended and added on May 20, 2015, employee bonus and directors’ remuneration shall no longer be a profit sharing item but shall be calculated based on earnings before tax and distributed as “expenses.” Our articles of incorporation currently in effect, provide that where we make profits before tax for the annual financial year, subject to a board resolution adopted by majority consent at a meeting with at least two-thirds of our directors present, we shall appropriate (i) no less than 5% of such annual profits before tax as employee bonus, and (ii) a maximum of 0.1% as directors’ remunerations. The employees eligible for the distribution include our employees and employees of our subsidiaries and the form of employee bonus may be made in stock or cash. The qualification of such employees is to be determined by our board of directors. Notwithstanding the foregoing, if we have accumulated losses of the previous years, we shall set aside the amount of such accumulated losses prior to the allocation of the employee bonus and the above directors’ remuneration. For the purpose of calculation of the above employee bonus and the directors’ remunerations, such “annual profits before tax” shall be without giving effect of the deduction and distribution of such employee bonus and the directors’ remunerations.

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

Acquisition of Our Common Shares by Us

An R.O.C. company may not acquire its own common shares, except under certain exceptions provided in the R.O.C. Company Act or the R.O.C. Securities and Exchange Act. Under the R.O.C. Company Act, a company may purchase up to 5% of its issued common shares for transfer to employees as employee compensation in accordance with a resolution of its board of directors, passed by a majority vote, at a meeting with at least two-thirds of the directors present.

Under Article 28-2 of the R.O.C. Securities and Exchange Act, we may, by a board resolution adopted by majority consent at a meeting with two-thirds or more of our directors present, purchase up to 10% of our issued common shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the R.O.C. FSC, for any of the following purposes:

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

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans disclosed in “Item 16E — Purchase Of Equity Securities By The Issuer And Affiliated Purchasers.” We may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our common shares. Historically, we have cancelled some of the repurchased common shares and transferred some of the repurchased common shares to our employees as employee compensation. In 2010, 2013 and 2015, we purchased an aggregate of 300 million, 200 million and 200 million, respectively, of our common shares under these plans. From February 3, 2010 to April 2, 2010, we purchased 300 million of our common shares on the Taiwan Stock Exchange at an average price of NT$16.15 per share to transfer to our employees as employee compensation. From March 14, 2013 to May 13, 2013, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.23 per share to transfer to our employees as employee compensation. From July 30, 2015 to September 29, 2015, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.02 per share to transfer to our employees as employee compensation. During 2016, 2017 and 2018, we purchased an aggregate of 200 million, nil and 480 million, common shares, respectively, and transferred nil, nil and 200 million of such common shares that we repurchased under these plans to our employees as employee compensation in 2016, 2017 and 2018, respectively.

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

Stockholders may bring suit against our directors under the following circumstances:

•

Stockholder(s) who have continuously held 1% or more of our issued common shares for a period of six months or longer may request in writing that the audit committee institutes an action against a director on our behalf. In case the audit committee fails to institute an action within 30 days after receiving such request, the stockholder(s) may institute an action on our behalf. In the event stockholder(s) institute an action, a court may, upon the defendant’s motion, order such stockholder(s) to furnish appropriate security.

•

Stockholder(s) who hold more than 3% or more of our total issued common shares may institute an action with a court to remove a director of ours who has materially violated the applicable laws or our articles of incorporation or has materially damaged the interests of our company if a resolution for removal on such grounds has first been voted on and rejected by our stockholders and such suit is filed within 30 days of such stockholders’ vote.

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

One or more stockholders who have held 3% or more of the issued and outstanding common shares one year or longer may require our board of directors to call an extraordinary stockholders’ meeting by sending a written request to our board of directors. In addition, stockholder(s) who have continuously held more than 50% of our issued common shares for a period of three months or longer may convene an extraordinary shareholders’ meeting without any approval of our board of directors. The period during which a stockholder holds the shares and the number of shares held by a stockholder shall be determined based on our register of stockholders as of the book close date of the relevant extraordinary stockholders’ meeting.

Moreover, the R.O.C. Company Law allows stockholder(s) holding 1% or more of the total issued common shares of a company to, during the period of ten days or more prescribed by the company, submit one proposal in writing or by way of electronic transmission containing no more than three hundred words (in terms of Chinese characters) for discussion at the annual ordinary stockholders’ meeting.

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

Other Patent License Agreements in 2015

In addition, we signed a Patent License Agreement with NXP B.V., effective from September 30, 2015 to September 29, 2020, under which, both NXP B.V. and we agree to grant to the other party a license under its patents and patent applications. We also agree to pay NXP B.V. certain royalty under this agreement.

12-inch Fab Semiconductor Manufacture Technology License Agreements, dated as of December 1, 2015 and April 5, 2017, between UMC and USCXM

In order to facilitate USCXM to build up its semiconductor manufacture technology and capability, we licensed 28 nm and 40/55 nm semiconductor manufacture technology approved by the relevant R.O.C. authorities to USCXM. The 40/55 nm license is effective from December 1, 2015 to December 31, 2019, while the 28 nm license is effective from April 1, 2017 to March 31, 2022. USCXM will pay us certain royalty under these agreements.

DRAM Technology Cooperation Agreement, dated May 13, 2016, between UMC and Fujian Jinhua

We entered into a technology cooperation agreement with Fujian Jinhua on May 13, 2016 to jointly develop DRAM related technologies. Under the agreement, Fujian Jinhua will provide us with related equipment for our research and development, as well as service fees subject to the progress of the technology development. We will develop DRAM related technologies for Fujian Jinhua and deliver such development results to Fujian Jinhua before May 12, 2021. These developed technologies will be jointly owned by both parties. As a result of the legal proceedings disclosed in “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” we have suspended the joint development process.

12-inch Fab Semiconductor Manufacturing Technology License Agreement, dated as of November 23, 2018 between UMC and USCXM

We licensed 80nm semiconductor manufacture technology and capability to USCXM to fulfill customers’ growing wafer demand. The granting of the 80nm license to USCXM has been approved by the relevant governmental authorities in Taiwan November 2018, which is subject to review in November 2028.

Cross License Agreement, dated as of September 29, 2018, between United Microelectronics Corporation and Avago Technologies International Sales Pte. Limited.

We entered into cross license agreement with Avago Technologies International Sales Pte. Limited, effective from September 29, 2018 to December 31, 2023, which provides for the license of semiconductive device under certain licensed patents. Under this agreement, Avago grants to us and our subsidiaries a non-exclusive and non-transferable license for making, selling, importing or otherwise disposing of our and our subsidiaries’ licensed products. In exchange, we agree to pay Avago certain royalty fees under this agreement.

Major Long-term Supply and Marketing Agreements

We have entered into long-term distribution, sales, service and marketing agreements with the following companies: UMC Group (USA), an agreement effective from January 1, 2013 through December 3, 2018; UMC Group Japan Co., Ltd., an agreement effective from January 1, 2018 through December 31, 2022; United Microelectronics (Europe) BV, an agreement effective from January 1, 2018 through December 31, 2022; and Hejian, an agreement effective from January 1, 2018 through December 31, 2018.

Major Construction Agreements

We entered into construction agreements in connection with the USCXM facility with several companies, such as L&K Engineering (Suzhou) Co.,Ltd., Wholetech Group (Shanghai) Trading Co. Ltd., and Jiashan Tanhou Semiconductor Exhaust Industry Co.,Ltd for the construction of the Fab 12X in Xiamen, Fujian Province, China. These agreements are effective from January 1, 2018 to December 31, 2018, and the total contractual amount exceeds US$13.3 million.

We also entered into various major facility construction agreements in connection with our Fab 12A fab facility, piping, and various material supply systems, with companies such as Wholetech System Hitech Limited, SUMITRONICS TAIWAN CO., LTD., K. J. FILTRATION TECHNOLOGIES LTD., and Versum Materials Taiwan CO., LTD. for the phase 5 facilities in our Fab12A in the Tainan Science Park. These agreements are effective from January 2017 to December 2018, and the total contractual amount exceeds NT$1.2 billion.

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

Capital Gains

The R.O.C. Income Tax Act was amended and promulgated on December 2, 2015 and took effect from January 1, 2016. According to the amended R.O.C. Income Tax Act, the provisions regarding the capital gain from securities transaction were deleted. Accordingly, under the R.O.C. law, gains realized on R.O.C. securities transactions are primarily exempt from income tax.

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

Under this amendment, a 10% retained earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 that are not distributed in the following year; while a 5% retained earning tax will be imposed for after-tax earnings generated from January 2018. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. Under the old tax system, when we declared dividends out of those retained earnings, up to a maximum amount of half of the amount of such tax of the declared dividends was credited against the withholding tax imposed on the non-R.O.C. resident holders of our ADSs or common shares; while from January 1, 2019, the benefit no longer exists and no retained earnings tax is credited.

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

Passive Foreign Investment Company

Based on the composition of our income and assets, and the valuation of our assets, we do not believe that we are currently (or that we were in 2018) a passive foreign investment company, or PFIC, and we do not expect to become one in the future, although there can be no assurance in this regard.

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

Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$686 million as of December 31, 2018. As of the same date, we also had Japanese Yen-denominated accounts receivable of ¥2,054 million attributable to our Japanese operations and Renminbi-denominated accounts receivable of RMB¥507 million attributable to our China operations. We had U.S. dollar-, Japanese Yen- and Renminbi-denominated accounts payables of US$115 million, ¥1,276 million and RMB¥219 million, respectively, as of December 31, 2018.

Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency-denominated accounts receivable, capital expenditures relating to equipment used in manufacturing processes (including lithography, etching and chemical vapor deposition) and purchased primarily from Europe, Japan and the United States.

The following table provides information as of December 31, 2018 on our market risk sensitive financial instruments.

	As of December 31, 2018
	Carrying Amount	Fair Amount
	(in NT$ millions)
Time Deposits: Non-Trading Purpose	51,460	51,460
Short-term Loans: Non-Trading Purpose	13,104	13,104
Bonds: Non-Trading Purpose	41,378	41,714
Long-term Loans: Non-Trading Purpose	30,826	30,826

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The tables below provide information of UMC as of December 31, 2018 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Dates					As of December 31, 2018
	2019	2020	2021	2022	2023 and thereunder	Total	Fair Value
	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	868.8					868.8	868.8
Average Interest Rate	2.53%					2.53%	2.53%
Fixed Rate (¥ JPY)
Average Interest Rate
Fixed Rate (RMB¥)	125.0					125.0	125.0
Average Interest Rate	1.94%					1.94%	1.94%
Fixed Rate (NT$)	29,137.4					29,137.4	29,137.4
Average Interest Rate	0.43%					0.43%	0.43%
Short-term Loans:
Variable Rate (US$)	167.8					167.8	167.8
Average Interest Rate	3.36%					3.36%	3.36%
Variable Rate ((NT$)	292.9					292.9	292.9
Average Interest Rate	1.70%					1.70%	1.70%
Variable Rate (€)
Average Interest Rate
Variable Rate (¥ JPY)	2,065.7					2,065.7	2,065.7
Average Interest Rate	1.04%					1.04%	1.04%
Unsecured Long-term Loans:
Variable Rate (NT$)	1,081.7	333.3	333.3			1,748.0	1,748.0
Average Interest Rate	1.96%	1.07%	1.07%			1.62%	1.62%
Fixed Rate (NT$)
Average Interest Rate
Secured Long-term Loans:
Variable Rate (NT$)	16.0	15.0	14.0	16.0	36.0	92.0	92.0
Average Interest Rate	1.76%	1.76%	1.76%	1.76%	1.76%	1.08%	1.08%
Variable Rate (RMB¥)
Average Interest Rate
Variable Rate (US$)
Average Interest Rate
Bonds:
Unsecured (NT$)	2,500					2,500	2,511
Fixed Rate	1.63%					1.63%	1.63%
Unsecured (NT$)		2,500				2,500	2,524
Fixed Rate		1.50%				1.50%	1.50%
Unsecured (NT$)			2,000			2,000	1,999
Fixed Rate			1.70%			1.70%	1.70%
Unsecured (NT$)					3,000	3,000	3,075
Fixed Rate					1.95%	1.95%	1.95%
Unsecured (NT$)				6,200		6,200	6,245
Fixed Rate				1.15%		1.15%	1.15%
Unsecured (NT$)					2,100	2,100	2,151
Fixed Rate					1.43%	1.43%	1.43%
Unsecured (NT$)				2,000		2,000	2,000
Fixed Rate				0.94%		0.94%	0.94%
Unsecured (NT$)					3,400	3,400	3,423
Fixed Rate					1.13%	1.13%	1.13%

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

As of December 31, 2018, we had US$28 million outstanding in foreign currency forward contracts to sell U.S. dollars against NT dollars, respectively.

	Expected Maturity Dates						As of December 31, 2018
	2019		2020	2021	2022	2023 and thereunder	Total		Fair Value
	(in millions, except exchange rates)
Foreign Currency Forward Contracts:
Sell US$ against NT$	US$	28	—	—	—	—	US$	28	NT$	4
Contract Amount
Average Contractual Exchange Rate	US$	1=NT$30.843	—	—	—	—	US$	1=NT$30.843		—

We believe that we did not have material market risks as of December 31, 2018.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

In addition, an ADS holder shall be responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

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

Depositary Payments

In 2018, we received the following payments from JPMorgan Chase & Co., the depositary for our ADR program through December 31, 2018.

Service	Fees (US$)
Reimbursement of listing fees	110,728.80
Reimbursement of U.S. SEC filing fees	89,096.70
Reimbursement of accounting supporting fees for FASB and Public Company Accounting Oversight Board	1,680.00
Reimbursement of annual ordinary stockholders’ meeting expenses	0.00
Reimbursement of fees in connection with annual financial and Sarbanes-Oxley Act of 2002 audit	730,601.84
Contribution to our company’s investor relations efforts	34,908.56
Others	0.00

Total	967,015.90

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of 2016, 2017 and 2018.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2018, an evaluation has been carried out under the supervision and with the participation of our management, including our Co-presidents and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Co-presidents and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2018.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or the COSO criteria. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2018 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2018, which is included immediately following this report.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of United Microelectronics Corporation:

Opinion on Internal Control over Financial Reporting

We have audited United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, United Microelectronics Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 25, 2019 expressed an unqualified opinion thereon.

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

April 25, 2018

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

	Years ended December 31,
	2017	2018
	NT$	NT$	US$
	(in thousands)
Audit Fees(1)	57,242	52,794	1,725
Audit-related Fees(2)	1,153	1,283	42
Tax Fees(3)	10,055	4,304	140

Total	68,450	58,381	1,907

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

Since March 2004, we have from time to time announced plans, which were not binding on us, to buy back our common shares up to a certain amount on the Taiwan Stock Exchange. On May 11, 2016, we announced our 17th share buy-back plan since our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$7.90 and NT$18.70 per share during the period from May 12, 2016 to July 11, 2016. On March 7, 2018, we announced our 18th share buy-back plan after our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$9.85 and NT$21.30 per share during the period from March 8, 2018 to May 7, 2018. On November 5, 2018, we announced our 19th share buy-back plan since our board of directors resolved to purchase up to 300 million shares on the Taiwan Stock Exchange at a price between NT$7.55 and NT$20.80 per share during the period from November 6, 2018 to January 5, 2019. The table below sets forth the repurchases we made in the periods indicated.

Month	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Program	Maximum Number of Shares that May Yet be Purchased Under the Plans or Program
March 2018 (till March 8, 2018)	39,607,000	15.19	39,607,000	160,393,000
April 2018	117,923,000	15.58	157,530,000	42,470,000
May 2018 (till May 7, 2018)	42,470,000	16.26	200,000,000	—
November 2018 (from November 6, 2018)	141,000,000	11.01	141,000,000	159,000,000
December 2018	139,000,000	11.36	280,000,000	20,000,000
January 2019 (till January 5, 2019)	20,000,000	10.91	300,000,000	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Independent Board Members. Under the NYSE listing standards applicable to U.S. companies, independent directors must comprise a majority of the board of directors. We currently have four independent directors out of a total of eight directors on our board of directors. Our standards for determining director independence substantially comply with the NYSE listing standards, which include detailed tests for determining director independence. In addition, even though our independent directors meet in committee meetings of which they are committee members, we will not hold executive sessions of non-management directors. Such requirement is contrary to the R.O.C. Company Act.

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

ITEM 7.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Articles of Incorporation of the Company as last amended on June 15, 2011(1)

2.1	Amended and Restated Deposit Agreement by and among the Company, JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder dated as of October 21, 2009(2)

2.2	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement among the Company, JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (3)

4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, R.O.C., the site of Fab 6A (in Chinese with English summary translation)(4)

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8A and United Tower (in Chinese with English summary translation)(5)(P)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8C (in Chinese with English summary translation)(6)(P)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8D (in Chinese with English summary translation)(7)(P)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8E (in Chinese with English summary translation)(8)(P)

Exhibit Number	Description of Exhibits

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8F (in Chinese with English summary translation)(9)(P)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, R.O.C., the site of Fab 12A (in Chinese with English summary translation)(10)(P)

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation)(11)

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8S (in Chinese with English summary translation)(12)

4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab12i (summary)(13)

4.11	Merger Agreement, entered into as of April 29, 2009, among United Microelectronics Corporation, Infoshine Technology Limited and Best Elite International Limited(14)

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors and Officers(15)

11.2	Employee Code of Conduct(16)

*12.1	Certification of our Co-president pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Co-president pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.3	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Co-president pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Co-president pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.3	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*101.INS	XBRL Instance Document

*101.SCH	XBRL Taxonomy Extension Schema Document

*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

*101.LAB	XBRL Taxonomy Extension Label Linkbase Document

*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
(1)	Incorporated by reference to Exhibit 1.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-15128) filed with the Commission on April 18, 2014.
(2)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333- 162437) filed with the Commission on October 13, 2009.
(3)	Incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form F-6 (File No. 333- 172990) filed with the Commission on April 12, 2017.
(P)	Paper exhibits

(4)	Incorporated by reference to Exhibit 4.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(5)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(6)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(7)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(8)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(9)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(10)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(11)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.
(12)	Incorporated by reference to Exhibit 4.9 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(13)	Incorporated by reference to Exhibit 4.10 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(14)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 8, 2009.
(15)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on March 25, 2005.
(16)	Incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the Commission on May 26, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED MICROELECTRONICS CORPORATION

By:	/s/ CHITUNG LIU
Name: Chitung Liu
Title: Director, Chief Financial Officer and Vice President

Date: April 25, 2019

United Microelectronics Corporation and Subsidiaries

Consolidated Financial Statements for years ended December 31, 2016, 2017 and 2018

Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of United Microelectronics Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the Company) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2019 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 3 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers using a modified retrospective approach and its method for accounting for the recognition and measurement of financial instruments in the year ended December 31, 2018.

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

Taipei, Taiwan
Republic of China

April 25, 2019

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2018

(Expressed in Thousands, Except for Par Value)

		As of December 31,
	Notes	2017	2018
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	4, 6(1), 6(27)	81,674,572	83,661,739	2,733,151
Financial assets at fair value through profit or loss, current	4, 5, 6(2), 11(7)	716,918	528,450	17,264
Contract assets, current	4, 6(19)	—	92,210	3,012
Notes receivable	4	6,283	118	4
Accounts receivable, net	4, 6(3), 6(27)	20,876,417	23,735,989	775,432
Accounts receivable-related parties, net	4, 7	91,065	138,912	4,538
Other receivables	4	1,175,307	708,432	23,144
Current tax assets	4	625,343	20,856	681
Inventories, net	4, 5, 6(4), 6(27)	18,257,500	18,203,119	594,679
Other current assets		15,854,553	14,103,607	460,752

Total current assets		139,277,958	141,193,432	4,612,657

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2), 11(7)	191,005	11,555,847	377,519
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(5), 11(7)	—	11,585,477	378,487
Available-for-sale financial assets, noncurrent	4, 5, 6(6), 7, 11(7)	20,636,332	—	—
Financial assets measured at cost, noncurrent	4, 6(7)	2,218,472	—	—
Investments accounted for under the equity method	4, 6(8), 7	7,847,979	7,948,413	259,667
Property, plant and equipment	4, 5, 6(9), 6(27), 8	205,741,681	172,846,595	5,646,736
Intangible assets	4, 6(10), 7	3,787,509	2,991,804	97,740
Deferred tax assets	4, 5, 6(24)	6,116,129	6,795,796	222,012
Prepayment for equipment		286,090	661,402	21,607
Refundable deposits	8	1,903,041	2,757,399	90,082
Other noncurrent assets	8	3,126,024	4,261,064	139,205

Total non-current assets		251,854,262	221,403,797	7,233,055

Total assets		391,132,220	362,597,229	11,845,712

Liabilities and Equity
Current liabilities
Short-term loans	6(11), 6(26), 6(27)	25,445,540	13,103,808	428,089
Contract liabilities, current	4, 6(19)	—	932,371	30,460
Notes and accounts payable		6,535,570	6,801,745	222,207
Other payables	7	12,962,286	12,549,873	409,993
Payables on equipment		4,671,802	4,008,142	130,942
Current tax liabilities	4	4,851,694	2,059,172	67,271
Current portion of long-term liabilities	4, 6(12), 6(13), 6(26), 6(27), 8, 11(7)	27,363,822	5,121,396	167,311
Other current liabilities	6(15), 6(16), 6(26), 7	6,984,482	5,440,345	177,731

Total current liabilities		88,815,196	50,016,852	1,634,004

Non-current liabilities
Bonds payable	4, 6(12), 6(26), 11(7)	23,675,861	38,878,947	1,270,139
Long-term loans	6(13), 6(26), 6(27), 8, 11(7)	29,643,284	28,204,054	921,400
Deferred tax liabilities	4, 5, 6(24)	2,327,223	1,979,509	64,669
Net defined benefit liabilities, noncurrent	4, 5, 6(14)	4,138,519	4,167,174	136,138
Guarantee deposits	6(26)	469,491	612,903	20,023
Other noncurrent liabilities	4, 6(15), 6(26), 9(6)	32,441,648	34,340,307	1,121,865

Total non-current liabilities		92,696,026	108,182,894	3,534,234

Total liabilities		181,511,222	158,199,746	5,168,238

Commitments and contingencies	9
Equity attributable to the parent company
Capital	4, 6(17)
Common stock - NT$10 par value		126,243,187	124,243,187	4,058,908
Authorized: 26,000,000 thousand shares
Issued: 12,624,319 thousand shares as of December 31, 2017
Issued: 12,424,319 thousand shares as of December 31, 2018
Additional paid-in capital	4, 6(12), 6(17)
Premiums		36,862,383	36,278,383	1,185,181
Treasury stock transactions		2,612,966	2,749,448	89,822
Transactions with noncontrolling interests		561,948	572,325	18,698
Share-based payment		—	178,401	5,828
Stock options - conversion right		1,572,121	1,515,297	49,503
Other		—	8,181	267
Retained earnings	6(17)
Legal reserve		9,902,407	10,865,280	354,959
Unappropriated earnings		43,155,781	55,416,447	1,810,403
Other components of equity	4
Exchange differences on translation of foreign operations		(5,689,210)	(5,681,389)	(185,606)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		—	(8,379,834)	(273,761)
Unrealized gains or losses on available-for-sale financial assets		6,347,167	—	—
Gains or losses on hedging instruments		—	(2,058)	(67)
Treasury stock	4, 6(17), 6(18)	(12,904,560)	(13,832,953)	(451,910)

Total equity attributable to the parent company		208,664,190	203,930,715	6,662,225

Non-controlling interests	6(17), 6(27)	956,808	466,768	15,249

Total equity		209,620,998	204,397,483	6,677,474

Total liabilities and equity		391,132,220	362,597,229	11,845,712

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2016, 2017 and 2018

(Expressed in Thousands, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2016	2017	2018
		NT$	NT$	NT$	US$
Operating revenues	4, 6(19), 7, 12	147,870,124	149,284,706	151,252,571	4,941,280
Operating costs	4, 6(4), 6(14), 6(18), 6(20), 7, 12	(117,490,694)	(122,226,948)	(128,412,544)	(4,195,118)

Gross profit		30,379,430	27,057,758	22,840,027	746,162

Operating expenses	4, 6(3), 6(14), 6(18), 6(19), 6(20), 7, 12
Sales and marketing expenses		(4,589,563)	(4,233,830)	(3,901,912)	(127,472)
General and administrative expenses		(5,800,810)	(4,239,713)	(4,940,906)	(161,415)
Research and development expenses		(13,532,356)	(13,669,589)	(13,025,139)	(425,519)
Expected credit losses		—	—	(409,237)	(13,369)

Subtotal		(23,922,729)	(22,143,132)	(22,277,194)	(727,775)

Net other operating income and expenses	4, 6(9), 6(15), 6(21), 12	(263,125)	1,653,695	5,116,884	167,164

Operating income		6,193,576	6,568,321	5,679,717	185,551

Non-operating income and expenses
Other income	4	899,983	875,587	1,391,376	45,455
Other gains and losses	4, 6(22), 6(27), 7, 12	859,400	994,092	(1,128,290)	(36,860)
Finance costs	6(9), 6(22)	(1,414,303)	(2,495,162)	(2,851,225)	(93,147)
Share of profit or loss of associates and joint ventures	4, 6(8), 12	(315,666)	157,837	(616,665)	(20,146)
Bargain purchase gain in acquisition of additional shares of equity investees		—	5,130	—	—
Exchange gain, net	4, 11	—	1,565,905	—	—
Exchange loss, net	4, 11	(1,501,904)	—	(356,993)	(11,663)

Subtotal		(1,472,490)	1,103,389	(3,561,797)	(116,361)

Income from continuing operations before income tax		4,721,086	7,671,710	2,117,920	69,190
Income tax benefit (expense)	4, 5, 6(24), 12	(552,524)	(992,481)	1,129,877	36,912

Net income		4,168,562	6,679,229	3,247,797	106,102

Other comprehensive income (loss)	6(23)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	4, 5, 6(14)	(75,893)	(184,186)	(55,060)	(1,799)
Unrealized gains or losses on financial assets at fair value through other comprehensive income		—	—	1,454,018	47,502
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	4	—	—	(2,572)	(84)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		2,459	1,221	(103,319)	(3,375)
Income tax related to items that will not be reclassified subsequently	4, 5, 6(24)	12,899	31,311	(358,296)	(11,705)

Subtotal		(60,535)	(151,654)	934,771	30,539

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(1,815,947)	(5,975,203)	(47,009)	(1,536)
Unrealized gains or losses on available-for-sale financial assets		(1,969,636)	581,439	—	—
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		(331,615)	706,977	(23,966)	(783)
Income tax related to items that may be reclassified subsequently	4, 5, 6(24)	153,662	23,908	(28,186)	(921)

Subtotal		(3,963,536)	(4,662,879)	(99,161)	(3,240)

Total other comprehensive income (loss), net of tax		(4,024,071)	(4,814,533)	835,610	27,299

Total comprehensive income		144,491	1,864,696	4,083,407	133,401

Net income attributable to:
Stockholders of the parent		8,621,147	9,676,698	7,677,735	250,824
Non-controlling interests		(4,452,585)	(2,997,469)	(4,429,938)	(144,722)

		4,168,562	6,679,229	3,247,797	106,102

Total comprehensive income attributable to:
Stockholders of the parent		4,629,394	4,973,766	8,617,239	281,517
Non-controlling interests		(4,484,903)	(3,109,070)	(4,533,832)	(148,116)

		144,491	1,864,696	4,083,407	133,401

Earnings per share (NTD)	4, 6(25)
Earnings per share-basic		0.71	0.81	0.65	0.02

Earnings per share-diluted		0.67	0.75	0.60	0.02

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2016

(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital		Retained Earnings		Other Components of Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Available-for-Sale Financial Assets	Treasury Stock	Total	Non-Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2016	127,581,329	42,175,633	7,725,978	47,620,502	1,989,302	7,151,151	(11,418,313)	222,825,582	2,027,065	224,852,647
Appropriation and distribution of 2015 retained earnings
Legal reserve	—	—	1,344,863	(1,344,863)	—	—	—	—	—	—
Cash dividends	—	—	—	(6,906,973)	—	—	—	(6,906,973)	—	(6,906,973)
Net income for the year ended December 31, 2016	—	—	—	8,621,147	—	—	—	8,621,147	(4,452,585)	4,168,562
Other comprehensive loss, net of tax for the year ended December 31, 2016	—	—	—	(60,535)	(1,907,749)	(2,023,469)	—	(3,991,753)	(32,318)	(4,024,071)

Total comprehensive income (loss)	—	—	—	8,560,612	(1,907,749)	(2,023,469)	—	4,629,394	(4,484,903)	144,491

Treasury stock acquired	—	—	—	—	—	—	(2,395,793)	(2,395,793)	—	(2,395,793)
Treasury stock cancelled	(1,338,142)	(164,220)	—	—	—	—	1,502,362	—	—	—
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	1,050	—	—	—	—	—	1,050	—	1,050
Changes in subsidiaries’ ownership	—	1,567	—	(572,454)	—	—	—	(570,887)	567,073	(3,814)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	113,833	—	—	—	—	(581,640)	(467,807)	—	(467,807)
Others	—	(501,757)	—	(3,828,164)	—	—	—	(4,329,921)	4,052,494	(277,427)

Balance as of December 31, 2016	126,243,187	41,626,106	9,070,841	43,528,660	81,553	5,127,682	(12,893,384)	212,784,645	2,161,729	214,946,374

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2017

(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital		Retained Earnings		Other Components of Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Available-for-Sale Financial Assets	Treasury Stock	Total	Non-Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2017	126,243,187	41,626,106	9,070,841	43,528,660	81,553	5,127,682	(12,893,384)	212,784,645	2,161,729	214,946,374
Appropriation and distribution of 2016 retained earnings
Legal reserve	—	—	831,566	(831,566)	—	—	—	—	—	—
Cash dividends	—	—	—	(6,112,159)	—	—	—	(6,112,159)	—	(6,112,159)
Net income for the year ended December 31, 2017	—	—	—	9,676,698	—	—	—	9,676,698	(2,997,469)	6,679,229
Other comprehensive income (loss), net of tax for the year ended December 31, 2017	—	—	—	(151,654)	(5,770,763)	1,219,485	—	(4,702,932)	(111,601)	(4,814,533)

Total comprehensive income (loss)	—	—	—	9,525,044	(5,770,763)	1,219,485	—	4,973,766	(3,109,070)	1,864,696

Share of changes in net assets of associates and joint ventures accounted for using equity method	—	(3,978)	—	—	—	—	—	(3,978)	—	(3,978)
Changes in subsidiaries’ ownership	—	(134,050)	—	(909,241)	—	—	—	(1,043,291)	(999,151)	(2,042,442)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	121,340	—	—	—	—	(11,176)	110,164	—	110,164
Others	—	—	—	(2,044,957)	—	—	—	(2,044,957)	2,903,300	858,343

Balance as of December 31, 2017	126,243,187	41,609,418	9,902,407	43,155,781	(5,689,210)	6,347,167	(12,904,560)	208,664,190	956,808	209,620,998

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2018

(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital		Retained Earnings		Other Components of Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unrealized Gains or Losses on Available-for-Sale Financial Assets	Gains or Losses on Hedging Instruments	Treasury Stock	Total	Non-Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2018	126,243,187	41,609,418	9,902,407	43,155,781	(5,689,210)	—	6,347,167	—	(12,904,560)	208,664,190	956,808	209,620,998
Impact of retroactive applications	—	—	—	17,065,856	3,088	(9,328,431)	(6,347,167)	—	—	1,393,346	1,597	1,394,943

Adjusted balance as of January 1, 2018	126,243,187	41,609,418	9,902,407	60,221,637	(5,686,122)	(9,328,431)	—	—	(12,904,560)	210,057,536	958,405	211,015,941

Appropriation and distribution of 2017 retained earnings
Legal reserve	—	—	962,873	(962,873)	—	—	—	—	—	—	—	—
Cash dividends	—	—	—	(8,557,023)	—	—	—	—	—	(8,557,023)	—	(8,557,023)
Net income for the year ended December 31, 2018	—	—	—	7,677,735	—	—	—	—	—	7,677,735	(4,429,938)	3,247,797
Other comprehensive income (loss), net of tax for the year ended December 31, 2018	—	—	—	(22,341)	4,733	959,170	—	(2,058)	—	939,504	(103,894)	835,610

Total comprehensive income (loss)	—	—	—	7,655,394	4,733	959,170	—	(2,058)	—	8,617,239	(4,533,832)	4,083,407

Share-based payment transaction	—	696,226	—	—	—	—	—	—	2,203,443	2,899,669	—	2,899,669
Treasury stock acquired	—	—	—	—	—	—	—	—	(6,261,018)	(6,261,018)	—	(6,261,018)
Treasury stock cancelled	(2,000,000)	(1,129,182)	—	—	—	—	—	—	3,129,182	—	—	—
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	10,338	—	10,573	—	(10,573)	—	—	—	10,338	—	10,338
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	(7,074)	(7,074)
Changes in subsidiaries’ ownership	—	39	—	(475,311)	—	—	—	—	—	(475,272)	(278,613)	(753,885)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	163,839	—	—	—	—	—	—	—	163,839	—	163,839
Others	—	(48,643)	—	(2,475,950)	—	—	—	—	—	(2,524,593)	4,327,882	1,803,289

Balance as of December 31, 2018	124,243,187	41,302,035	10,865,280	55,416,447	(5,681,389)	(8,379,834)	—	(2,058)	(13,832,953)	203,930,715	466,768	204,397,483

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016, 2017 and 2018

(Expressed in Thousands)

	For the years ended December 31,
	2016	2017	2018
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income before tax	4,721,086	7,671,710	2,117,920	69,190
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	49,691,035	50,965,120	49,948,589	1,631,773
Amortization	2,292,566	2,133,726	2,100,130	68,609
Expected credit losses	—	—	409,237	13,369
Bad debt expense (reversal)	125	(1,752)	—	—
Net (gain) loss of financial assets and liabilities at fair value through profit or loss	(150,770)	(598,270)	1,167,735	38,149
Interest expense	1,249,583	2,406,872	2,768,672	90,450
Interest income	(293,790)	(353,159)	(789,001)	(25,776)
Dividend income	(606,193)	(522,428)	(602,375)	(19,679)
Share-based payment	—	—	695,669	22,727
Share of loss (profit) of associates and joint ventures	315,666	(157,837)	616,665	20,146
Gain on disposal of property, plant and equipment	(73,014)	(82,397)	(136,743)	(4,467)
Gain on disposal of other assets	—	(6,601)	—	—
(Gain) loss on disposal of investments	(2,097,818)	(1,269,369)	19,286	630
Impairment loss on financial assets	785,345	950,335	—	—
Impairment loss on non-financial assets	1,292,229	—	46,225	1,510
Exchange loss (gain) on financial assets and liabilities	1,308,669	(2,432,098)	1,217,590	39,778
Bargain purchase gain in acquisition of additional shares of equity investees	—	(5,130)	—	—
Amortization of deferred government grants	(118,757)	(1,469,616)	(3,885,722)	(126,943)

Income and expense adjustments	53,594,876	49,557,396	53,575,957	1,750,276
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(100)	520,335	789,666	25,798
Contract assets	—	—	(357,515)	(11,680)
Notes receivable and accounts receivable	(3,690,072)	1,587,562	(1,382,668)	(45,170)
Other receivables	(366,675)	(261,834)	618,317	20,200
Inventories	517,760	(1,565,132)	(46,497)	(1,519)
Other current assets	(8,640,111)	(4,397,764)	743,519	24,290
Contract fulfillment costs	—	—	(448,933)	(14,666)
Contract liabilities	—	—	(3,020,517)	(98,677)
Notes and accounts payable	933,164	(185,907)	257,044	8,397
Other payables	370,635	727,300	(332,290)	(10,856)
Other current liabilities	1,397,687	1,803,309	215,062	7,026
Net defined benefit liabilities	2,200	(14,562)	(26,405)	(863)
Other noncurrent liabilities	(149,637)	(209,250)	—	—

Cash generated from operations	48,690,813	55,233,163	52,702,660	1,721,746
Interest received	303,631	329,194	666,774	21,783
Dividend received	794,484	584,612	782,157	25,553
Interest paid	(1,016,329)	(1,905,718)	(2,221,301)	(72,568)
Income tax paid	(2,322,102)	(1,766,856)	(995,314)	(32,516)

Net cash provided by operating activities	46,450,497	52,474,395	50,934,976	1,663,998

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(246,624)	(138,022)	(593,563)	(19,391)
Proceeds from disposal of financial assets at fair value through profit or loss	167,580	18,789	1,061	35
Acquisition of available-for-sale financial assets	(322,177)	(998,216)	—	—
Proceeds from disposal of available-for-sale financial assets	3,626,315	2,159,636	—	—
Acquisition of financial assets measured at cost	(81,517)	(14,419)	—	—
Proceeds from disposal of financial assets measured at cost	575,860	361	—	—
Acquisition of investments accounted for under the equity method	(840,000)	(204,280)	(840,000)	(27,442)
Increase in prepayment for investments	—	(17,200)	—	—
Proceeds from capital reduction and liquidation of investments	221,646	2,101,791	61,800	2,019
Disposal of subsidiaries	—	—	(9,813)	(321)
Derecognition of hedging financial assets and liabilities	—	—	(2,572)	(84)
Acquisition of property, plant and equipment	(91,560,639)	(44,236,276)	(19,590,075)	(639,989)
Proceeds from disposal of property, plant and equipment	77,607	119,613	200,991	6,566
Increase in refundable deposits	(826,845)	(109,627)	(1,674,984)	(54,720)
Decrease in refundable deposits	1,138,869	424,706	691,807	22,601
Acquisition of intangible assets	(1,554,251)	(1,283,938)	(838,675)	(27,399)
Government grants related to assets acquisition	9,566,327	6,755,920	7,129,770	232,923
Increase in other noncurrent assets	(572,209)	(30,294)	(36,440)	(1,190)
Decrease in other noncurrent assets	544,186	35,864	1,090	35

Net cash used in investing activities	(80,085,872)	(35,415,592)	(15,499,603)	(506,357)

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016, 2017 and 2018

(Expressed in Thousands)

	For the years ended December 31,
	2016	2017	2018
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase in short-term loans	48,085,068	48,804,321	22,021,005	719,406
Decrease in short-term loans	(32,955,646)	(42,925,604)	(34,309,253)	(1,120,851)
Proceeds from bonds issued	—	13,700,000	—	—
Bonds issuance costs	—	(15,785)	—	—
Redemption of bonds	—	(7,500,000)	(7,500,000)	(245,018)
Proceeds from long-term loans	24,628,607	12,000,708	758,500	24,779
Repayments of long-term loans	(7,624,030)	(7,602,596)	(2,638,697)	(86,204)
Increase in guarantee deposits	9,290	194,555	213,432	6,973
Decrease in guarantee deposits	(19,524)	(84,192)	(125,301)	(4,094)
Increase in other financial liabilities	15,979,088	—	—	—
Cash dividends	(6,906,726)	(6,103,195)	(8,557,684)	(279,572)
Treasury stock acquired	(2,395,793)	—	(6,148,273)	(200,858)
Treasury stock sold to employees	—	—	2,204,000	72,003
Acquisition of non-controlling interests	(5,028)	(1,308,614)	—	—
Change in non-controlling interests	183	1,994	597,385	19,516

Net cash provided by (used in) financing activities	38,795,489	9,161,592	(33,484,886)	(1,093,920)

Effect of exchange rate changes on cash and cash equivalents	(871,566)	(2,124,804)	36,680	1,198

Net increase in cash and cash equivalents	4,288,548	24,095,591	1,987,167	64,919
Cash and cash equivalents at beginning of year	53,290,433	57,578,981	81,674,572	2,668,232

Cash and cash equivalents at end of year	57,578,981	81,674,572	83,661,739	2,733,151

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

The consolidated financial statements of the Company were approved and authorized for issue by the audit committee of the Board of Directors on April 24, 2019.

3.	NEW ACCOUNTING PRONOUNCEMENT UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

A.

The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which have been issued by the International Accounting Standards Board (IASB) and become effective for annual periods beginning on or after January 1, 2018. Apart from the impact of the standards and interpretations which is described below, all other standards and interpretations have no material impact on the Company’s financial position and performance.

(1)	IFRS 9 “Financial Instruments” (IFRS 9)

IFRS 9 replaced IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) for annual periods beginning on or after January 1, 2018, which resulted in an impact on all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

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

(3)

The Company elected to adopt these standards using the modified retrospective method recognizing the cumulative effect of initially applying IFRS 9 and IFRS 15 at January 1, 2018, and not to restate the consolidated financial statements for the years ended December 31, 2016 and 2017. The Company’s consolidated financial statements for the years ended December 31, 2016 and 2017 were prepared in accordance with IAS 39, IAS 18 and related interpretations issued, revised or amended.

The impact on assets, liabilities and equity at the date of initial application of IFRS 9 and IFRS 15 are as below:

IFRS 9

a.	Financial assets measured at cost

The Company elected to designate certain of these financial assets as financial assets at fair value through other comprehensive income (FVOCI) and the others as financial assets at fair value through profit or loss (FVTPL) at the date of initial application. In accordance with the requirement of IFRS 9, these financial assets must be measured at fair value.

b.	Available-for-sale financial assets

In accordance with the requirement of IFRS 9, the Company elected to designate equity instruments that are not held for trading as financial assets at FVOCI and classified the remaining financial assets as financial assets at FVTPL.

c.	Impairment of financial assets

Under IFRS 9, impairment assessment is not required for equity instruments. Therefore, as the Company elected to classify certain equity investments as financial assets at FVOCI, the Company reclassified the related accumulated impairment loss from retained earnings to other component of equity at the date of initial application. The expected credit losses for accounts receivable or contract assets that result from transactions within the scope of IFRS 15 are evaluated by applying the simplified approach. The aforementioned impairment evaluation requirement differs from the current incurred loss model and had no material impact on the Company.

IFRS 15

Prior to adopting IFRS 15, the Company recognized revenue upon the delivery of the wafers to carriers approved by the customers, at which point in time, the title and risk of loss for the wafers were transferred to the customers. Consideration received from customers prior to the Company having transferred risks and rewards were accounted for as advance receipts as a component of other current liabilities. In accordance with the requirements of IFRS 15, the Company recognizes revenue as the Company satisfies its performance obligations to customers upon transfer of control of promised goods and services. For certain contracts that the Company recognizes revenue as it satisfies its performance obligations over time, contract assets are recognized if the Company does not have unconditional rights to the consideration. Consideration received from customers prior to the Company having satisfied its performance obligations are accounted for as contract liabilities and the associated costs incurred to fulfill the contracts are recognized on the consolidated balance sheet as contract fulfillment costs (classified under other current assets) or inventories. In accordance with the requirement of IFRS 15, allowance for sales returns and discounts are presented as refund liabilities (classified under other current liabilities), which was presented as a contra-account to accounts receivable prior to adopting IFRS 15.

Items	Carrying Amounts as of December 31, 2017	Adjustments Arising from Initial Application		Adjusted Carrying Amounts as of January 1, 2018	Descriptions
		IFRS 9	IFRS 15
Contract assets, current	$—	$—	$129,042	$129,042	a.
Accounts receivable, net	20,876,417	—	983,438	21,859,855	a. b.
Accounts receivable-related parties, net	91,065	—	2,733	93,798	b.
Inventories, net	18,257,500	—	(102,800)	18,154,700	a.
Other current assets	15,854,553	—	120,799	15,975,352	a.
Financial assets at fair value through profit or loss, noncurrent	191,005	12,449,226	—	12,640,231	c.
Financial assets at fair value through other comprehensive income, noncurrent	—	10,131,459	—	10,131,459	d.
Available-for-sale financial assets, noncurrent	20,636,332	(20,636,332)	—	—	c.d.
Financial assets measured at cost, noncurrent	2,218,472	(2,218,472)	—	—	c.d.
Investments accounted for under the equity method	7,847,979	112,171	—	7,960,150	e. f.
Deferred tax assets	6,116,129	888,781	(1,489)	7,003,421	a. c. d. f.

Total effect on assets		$726,833	$1,131,723

Contract liabilities, current	$—	$—	$3,951,414	$3,951,414	a.
Current tax liabilities	4,851,694	—	1,611	4,853,305	a.
Other current liabilities	6,984,482	—	(2,861,466)	4,123,016	a. b.
Deferred tax liabilities	2,327,223	(627,901)	(45)	1,699,277	a. c. f.

Total effect on liabilities		$(627,901)	$1,091,514

Retained earnings	$53,058,188	$17,026,484	$39,372	70,124,044	a. c. d. e. f.
Other components of equity	657,957	(15,671,750)	(760)	(15,014,553)	a. b. c. d. e. f.
Non-controlling interests	956,808	—	1,597	958,405	a.

Total effect on equity		$1,354,734	$40,209

a.

The changes in revenue recognition noted aboved resulted in an increase in current contract assets amounted to NT$129 million, a decrease in net accounts receivable amounted to NT$11 million, a decrease in net inventories amounted to NT$103 million, an increase in other current assets amounted to NT$121 million, a decrease in deferred tax assets amounted to NT$1 million, an increase in current contract liabilities amounted to NT$3,951 million, an increase in current tax liabilities amounted to NT$2 million, a decrease in other current liabilities amounted to NT$3,859 million, a decrease in deferred tax liabilities amounted to NT$37 thousand, an increase in retained earnings amounted to NT$39 million, a decrease in other components of equity amounted to NT$0.3 million and an increase in non-controlling interests amounted to NT$2 million.

b.

After adopting IFRS 15, allowance for sales returns and discounts are presented as refund liabilities (classified under other current liabilities), which was presented as a contra-account to accounts receivable prior to adopting IFRS 15. The aforementioned change in the presentation of the Company’s allowance for sales returns and discounts led to an increase in net accounts receivable amounted to NT$994 million, an increase in net accounts receivable-related parties amounted to NT$3 million, an increase in other current liabilities amounted to NT$997 million and a decrease in other components of equity amounted to NT$0.5 million.

c.

In accordance with IFRS 9, the Company reclassified certain noncurrent available-for-sale financial assets and certain noncurrent financial assets measured at cost as noncurrent financial assets at FVTPL, amounting to NT$10,738 million and NT$1,955 million, respectively. In addition, the Company remeasured the fair value of financial assets and resulted in a decrease of NT$244 million, an increase in deferred tax assets amounted to NT$37 million, an increase in deferred tax liabilities amounted to NT$23 million, a decrease in retained earnings amounted to NT$234 million and an increase in other component of equity amounted to NT$4 million. At the date of initial application, the Company reclassified other component of equity to retained earnings, resulting in a decrease in other component of equity and an increase in retained earnings amounting to NT$3,754 million. After adjustment, the carrying amounts of noncurrent financial assets at FVTPL resulted in an increase of NT$12,449 million as of January 1, 2018.

d.

In accordance with IFRS 9, the Company elected to designate its investments in equity instruments previously classified as available-for-sale amounted to NT$9,898 million and noncurrent financial assets measured at cost amounted to NT$263 million reclassified as noncurrent financial assets at FVOCI, because these investments are not held for trading. In addition, the Company remeasured the fair value of financial assets and resulted in a decrease of NT$30 million, an increase in deferred tax assets amounted to NT$5 million, and a decrease in other components of equity amounted to NT$25 million. At the date of initial application, the Company reclassified retained earnings to other component of equity, resulting in an increase in retained earnings and a decrease in other component of equity amounting to NT$12,899 million. After adjustment, the carrying amounts of noncurrent financial assets at FVOCI resulted in an increase of NT$10,131 million as of January 1, 2018.

e.

With the adoption of IFRS 9 by associates accounted for using the equity method, the corresponding adjustments made by the Company resulting in a decrease in investments accounted for using equity method amounted to NT$21 million, an increase in retained earnings amounted to NT$642 million and a decrease in other components of equity amounted to NT$663 million.

f.

The effect of additional income tax on unappropriated earnings due to the adoption of IFRS 15 and IFRS 9 resulted in an increase in investments accounted for using equity method amounted to NT$133 million, an increase in deferred tax assets amounted to NT$846 million, a decrease in deferred tax liabilities amounted to NT$651 million, a decrease in retained earnings amounted to NT$35 million and an increase in other components of equity amounted to NT$1,665 million.

The following table shows the amount affected in the current period by the application of IFRS 15 as compared to IAS 18:

	As of December 31, 2018
Items	Amounts in accordance with IFRS 15	Effect	Amounts in accordance with IAS 18
Contract assets, current	$92,210	$(92,210)	$—
Accounts receivable, net	23,735,989	(1,206,340)	22,529,649
Accounts receivable-related parties, net	138,912	(1,358)	137,554
Inventories, net	18,203,119	91,332	18,294,451
Other current assets	14,103,607	(163,344)	13,940,263
Deferred tax assets	6,795,796	(69)	6,795,727

Total effect on assets		$(1,371,989)

	As of December 31, 2018
Items	Amounts in accordance with IFRS 15	Effect	Amounts in accordance with IAS 18
Contract liabilities, current	$932,371	$(932,371)	$—
Other current liabilities	5,440,345	(445,994)	4,994,351
Deferred tax liabilities	1,979,509	5,294	1,984,803

Total effect on liabilities		$(1,373,071)

Additional paid-in capital	$41,302,035	$188	$41,302,223
Retained earnings	66,281,727	(2,490)	66,279,237
Other components of equity	(14,063,281)	4,014	(14,059,267)
Non-controlling interests	466,768	(630)	466,138

Total effect on equity		$1,082

	For the year ended December 31, 2018
Items	Amounts in accordance with IFRS 15	Effect	Amounts in accordance with IAS 18
Operating revenue	$151,252,571	$99,791	$151,352,362
Operating costs	(128,412,544)	45,628	(128,366,916)
Operating expenses	(22,277,194)	(99,113)	(22,376,307)
Income tax benefit (expense)	1,129,877	(8,457)	1,121,420

Total effect on income and expenses		$37,849

B.	The Company has not adopted the following new, revised or amended IFRSs that have been issued by the IASB but not yet effective:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - Amendments to IFRS 10 and IAS 28	Subject to IASB’s announcement

IFRS 16	Leases	January 1, 2019

IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019

IFRS 17	Insurance Contracts	January 1, 2021

IAS 28	Long-term Interests in Associates and Joint Ventures - Amendments to IAS 28	January 1, 2019

IFRS 9	Prepayment Features with Negative Compensation - Amendments to IFRS 9	January 1, 2019

Improvements to International Financial Reporting Standards (2015 - 2017 cycle)

IFRS 3	Business Combinations - Amendments to IFRS 3	January 1, 2019

IFRS 11	Joint Arrangements - Amendments to IFRS 11	January 1, 2019

IAS 12	Income Taxes - Amendments to IAS 12	January 1, 2019

IAS 23	Borrowing Costs - Amendments to IAS 23	January 1, 2019

IAS 19	Plan Amendment, Curtailment or Settlement - Amendments to IAS 19	January 1, 2019

IFRS 3	Definition of a Business - Amendments to IFRS 3	January 1, 2020

IAS 1 and IAS 8	Definition of Material - Amendments to IAS 1 and IAS 8	January 1, 2020

C.	The potential effects of adopting the standards or interpretations issued by IASB on the Company’s financial statements in future periods are summarized as below:

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

(2)	IFRS 16 “Leases” (IFRS 16)

The new standard requires lessees to account for all leases under one single accounting model (except for short-term or low-value asset lease exemptions), which is for lessees to recognize right-of-use assets and lease liabilities on the consolidated balance sheet and the depreciation expense and interest expense associated with those leases in the consolidated statements of comprehensive income. Lessors’ classification remains unchanged as operating or finance leases, but additional disclosure information is required. The standard is effective for annual periods beginning on or after January 1, 2019.

(3)	IFRIC 23 “Uncertainty Over Income Tax Treatments”

The Interpretation clarifies application of recognition and measurement requirements in IAS 12 “Income Taxes” when there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019.

(4)	IAS 28 “Investments in Associates and Joint Ventures” - Long-term Interests in Associates and Joint Ventures (Amendment)

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

(5)	IFRS 9 “Financial Instruments” - Prepayment Features with Negative Compensation (Amendment)

The amendment allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract, to be measured at amortised cost or at fair value through other comprehensive income. The amendment is effective for annual reporting periods beginning on or after January 1, 2019.

(6)	IAS 12 “Income Taxes” (Amendment)

The amendments clarify that an entity shall recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendments are effective for annual periods beginning on or after January 1, 2019.

(7)	IAS 19 “Employee Benefits” - Plan Amendment, Curtailment or Settlement (Amendment)

The amendments clarify that when a change in a defined benefit plan is made (such as amendment, curtailment or settlement, etc.), the entity should use the updated assumptions to remeasure its net defined benefit liability or asset. The amendments are effective for annual periods beginning on or after January 1, 2019.

(8)	IFRS 3 “Business Combinations” - Definition of a Business (Amendment)

The amendments clarify the definition of a business in IFRS 3. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition.

IFRS 3 continues to adopt a market participant’s perspective to determine whether an acquired set of activities and assets is a business. The amendments clarify the minimum requirements for a business, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, etc. The amendments are effective for annual periods beginning on or after January 1, 2020.

(9)	IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of Material (Amendment)

The main amendment is to clarify a new definition of material. It states that “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information. An entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The amendments are effective for annual periods beginning on or after January 1, 2020.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (8) ~ (9) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed. The rest of the standards and interpretations listed are not expected to have material impact on the Company’s financial position and performance, except for the following:

IFRS 16

The Company elects not to reassess whether a contract is, or contains, a lease at the date of initial application (January 1, 2019) in accordance with the transition provision in IFRS 16. The Company is permitted to apply IFRS 16 to contracts that were previously identified as leases applying IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease”. The Company elects not to restate comparative information and applies the standard retrospectively only to contracts that are not completed at the date of initial application in accordance with the transition provision in IFRS 16. Instead, the Company will recognize the cumulative effect of initially applying IFRS 16 on January 1, 2019.

a.

For leases that were classified as operating leases applying IAS 17, the Company expects to measure and recognize those leases as lease liability at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate on January 1, 2019. On a lease-by-lease basis, the right-of-use asset is measured and recognized at an amount equal to the lease liability (adjusted by the amount of any prepaid lease payments). The Company assesses the cumulative effect at the date of initial application is primarily consisted of a decrease in other current assets amounting to NT$15 million; an increase in right-of-use assets amounting to NT$8,578 million; a decrease in other noncurrent assets amounting to NT$2,621 million; a decrease in other payables amounting to NT$40 million; an increase in lease liabilities amounting to NT$6,006 million; a decrease in additional paid-in capital-other amounting to NT$10 million; and a decrease in other components of equity amounting to NT$14 million.

b.	The additional disclosures of lessee and lessor required by IFRS 16 will be disclosed in the relevant notes.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)	Statement of Compliance

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

b.	The consolidated entities as of December 31, 2017 and 2018 were as follows:

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2017	2018
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	—
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	96.66	100.00
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	87.06	93.36
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	78.47	78.47
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	—
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	—	100.00
NBI	TERA ENERGY	Energy technical services	100.00	—

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2017	2018
NBI	UNISTARS CORP.	High brightness LED packages	83.69	—
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HJ)	Sales and manufacturing of integrated circuits	100.00	98.14
HJ	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00
UNITED MICROCHIP CORPORATION and HJ	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	51.02	65.22

(4)	Business Combinations and Goodwill

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in accordance with IFRS 9 (before January 1, 2018: IAS 39), either in profit or loss or other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

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

b.	Foreign currency derivatives within the scope of IFRS 9 (before January 1, 2018: IAS 39) are accounted for based on the accounting policy for financial instruments.

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

(7)	Convenience Translation into U.S. Dollars

Translations of amounts from NTD into U.S. dollars (USD) for the reader’s convenience were calculated at the rate of USD1.00 to NTD30.61 on December 31, 2018 released by Board of Governors of the Federal Reserve System. No representation is made that the NTD amounts could have been, or could be, converted into USD at this rate.

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

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Purchase or sale of financial assets and liabilities are recognized using trade date accounting. All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs. Financial assets at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of comprehensive income.

Financial Assets

a.	Classification and subsequent measurement

2016 and 2017

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

Notes and accounts receivable are creditors’ rights as a result of sales of goods or services. Other receivables are any receivable not classified as notes and accounts receivable. Notes, accounts and other receivables are initially measured and recognized at their fair values and subsequently measured at amortized cost using the EIR method, less impairment losses. If the effect of discounting is immaterial, the short term notes, accounts and other receivables are measured at their nominal amount.

2018

The Company determines the classification of its financial assets at initial recognition. In accordance with IFRS 9, financial assets of the Company are classified as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, and financial assets measured at amortized cost.

i.	Financial assets at fair value through profit or loss

Financial assets that are not measured at amortized cost or at fair value through other comprehensive income are recognized initially at fair value and subsequently measured at fair value with changes in fair value recognized in profit or loss.

ii.	Financial assets at fair value through other comprehensive income

At initial recognition, the Company may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading. When there is a disposal of such equity instrument, accumulated amounts presented in other comprehensive income are not subsequently transferred to profit or loss but are transferred directly to the retained earnings.

The debt instruments are measured at fair value through other comprehensive income if both of the following conditions are met:

(i)	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

(ii)	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent changes in the fair value of such financial assets at fair value through other comprehensive income are recognized in other comprehensive income. Before derecognition, impairment gains or losses, interest revenue and foreign exchange gains and losses are recognized in profit or loss. When the financial assets are derecognized the cumulative gain or loss previously recognized in other comprehensive income is reclassified from other comprehensive income to profit or loss as a reclassification adjustment.

iii.	Financial assets measured at amortized cost

The financial assets are measured at amortized cost (including cash and cash equivalent, notes, accounts and other receivables and other financial assets) if both of the following conditions are met.

(i)	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

(ii)	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition for financial assets measured at amortized cost, interest income, measured by the EIR method amortization process, and impairment losses are recognized during circulation period. Gains and losses are recognized in profit or loss when the financial assets are derecognized.

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

2016 and 2017

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

2018

On derecognition of a financial asset in its entirety, the difference between the carrying amount and the consideration received or to be received including any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss (for debt instrument) or directly in retained earnings (for equity instruments).

If the transferred asset is part of a larger financial asset and the part transferred qualifies for derecognition in its entirety, the Company allocates the previous carrying amount of the larger financial asset between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts on the date of the transfer. Any cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts. The difference between the carrying amount allocated to the part derecognized and the sum of the consideration received for the part derecognized and any cumulative gain or loss allocated that had been recognized in other comprehensive income, is recognized in profit or loss or directly in retained earnings.

c.	Impairment policy

2016 and 2017

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

2018

The Company measures, at each reporting date, an allowance for expected credit losses (ECLs) for debt instrument investments measured at fair value through other comprehensive income and financial assets measured at amortized cost by assessing reasonable and supportable information including forward-looking information. Where the credit risk on a financial asset has not increased significantly since initial recognition, the loss allowance is measured at an amount equal to 12-month ECLs. Where the credit risk on a financial asset has increased significantly since initial recognition, the loss allowance is measured at an amount equal to the lifetime ECLs.

For notes, accounts receivable and contract assets, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. ECLs are measured based on the Company’s historical credit loss experience and customers’ current financial condition, adjusted for forward-looking factors, such as customers’ economic environment.

Financial Liabilities

a.	Classification and subsequent measurement

2016 and 2017

The Company classifies the instrument issued as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

i.	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Gains or losses on the subsequent measurement including interest paid are recognized in profit or loss.

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

2018

The Company classifies the instrument issued as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

i.	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Excluding changes in own credit risk, gains or losses on the subsequent measurement including interest paid are recognized in profit or loss.

ii.	Financial liabilities measured at amortized cost

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

(11)	Cash flow hedges

The Company manages exposures arising from foreign currency exchange risk. With the adoption of IFRS 9 on January 1, 2018, the Company designates a hedging relationship between the hedging instrument and the hedged item with the existence of an economic relationship and determines the hedge ratio to meet the hedge effectiveness. The Company designates certain hedging instruments to partially hedge the foreign currency exchange rate risks associated with certain highly probable forecast transactions. The separate component of equity associated with the hedged item is adjusted to the lower of the following (in absolute amounts):

(i)	the cumulative gain or loss on the hedging instrument from inception of the hedge; and

(ii)	the cumulative change in fair value (present value) of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income, whereas the ineffective portion of the change in the fair value of the hedging instrument is recognized directly in profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains or losses that were recognized in other comprehensive income are included in the initial cost of the asset or liability.

The Company prospectively discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance when the hedging instrument expires or is sold, terminated or exercised.

(12)	Inventories

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

The Company determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired. An impairment loss, being the difference between the recoverable amount of the associate or joint venture and its carrying amount, is recognized in profit or loss in the statement of comprehensive income and forms part of the carrying amount of the investments.

(14)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any, and any borrowing costs incurred for long-term construction projects are capitalized if the recognition criteria are met. Significant renewals, improvements and major inspections meeting the recognition criteria are treated as capital expenditures, and the carrying amounts of those replaced parts are derecognized. Maintenance and repairs are recognized in expenses as incurred. Any gain or loss arising from derecognition of the assets is recognized in other operating income and expenses.

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

Except for land, which is not depreciated, the estimated useful lives of the assets are as follows:

Buildings	20~56 years
Machinery and equipment	5~11 years
Transportation equipment	5~7 years
Furniture and fixtures	1~9 years
Leasehold improvement	The shorter of lease terms or useful lives

(15)	Intangible Assets

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

For the liability component excluding the derivatives, its fair value is determined based on the effective interest rate applied at that time by the market to instruments of comparable credit status. The liability component is classified as a financial liability measured at amortized cost using the EIR method before the instrument is converted or settled. For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Its carrying amount is not remeasured in the subsequent accounting periods. If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IFRS 9 (prior to January 1, 2018: IAS 39).

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

(18)	Post-Employment Benefits

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

(19)	Government Grants

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

(20)	Treasury Stock

UMC’s own equity instruments repurchased (treasury shares) are recognized at repurchase cost and deducted from equity. Any difference between the carrying amount and the consideration is recognized in equity.

(21)	Share-Based Payment Transactions

The cost of equity-settled transactions between the Company and its employees is measured at the fair value using an appropriate pricing model by reference to the market price of the equity instruments on the grant date.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the periods in which the performance and/or service conditions are being fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date reflects the extent to which the vesting period has passed and the Company’s best estimate of the quantity of equity instruments that will ultimately vest. The charge to profit or loss for a period represents the movement in cumulative expense recognized between the beginning and the end of that period.

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

(22)	Revenue Recognition

2016 and 2017

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

2018

Revenue from Contracts with Customers

The Company recognizes revenue from contracts with customers by applying the following steps of IFRS 15:

a.	identify the contract with a customer;

b.	identify the performance obligations in the contract;

c.	determine the transaction price;

d.	allocate the transaction price to the performance obligations in the contract; and

e.	recognize revenue when (or as) the entity satisfies its performance obligations.

Revenues on the Company’s contracts with customers for the sales of wafers and joint technology development are recognized as the Company satisfies its performance obligations to customers upon transfer of control of promised goods and services. The Company recognizes revenue at transaction price that are determined using contractual prices reduced by sales returns and allowances which the Company estimates based on historical experience having determined that a significant reversal in the amount of cumulative revenue recognized are not probable to occur. The Company recognizes refund liabilities for estimated sales return and allowances based on the customer complaints, historical experience, and other known factors.

The Company recognizes accounts receivable when the Company transfers control of the goods or services to customers and has a right to an amount of consideration that is unconditional. Such accounts receivable are short term and do not contain a significant financing component. For certain contracts that do not provide the Company unconditional rights to the consideration, and the transfer of control of the goods or services has been satisfied, the Company recognizes contract assets and revenues.

Consideration received from customers prior to the Company having satisfied its performance obligations are accounted for as contract liabilities which are transferred to revenue after the performance obligations are satisfied. The Company recognizes costs to fulfill a contract when the costs relate directly to the contract, generate or enhance resources to be used to satisfy performance obligations in the future, and are expected to be recovered. The costs and revenues are recognized when the Company satisfies its performance obligations to customers upon transfer of control of promised goods and services.

Interest income

2016 and 2017

For financial assets measured at amortized cost (including held-to-maturity financial assets) and financial assets at fair value through profit or loss, interest income is recorded using the EIR method and recognized in profit or loss.

2018

For financial assets measured at amortized cost and financial assets at fair value through other comprehensive income, interest income is recorded using the EIR method and recognized in profit or loss.

Dividends

Revenue is recognized when the Company’s right to receive the dividends is established, which is generally when stockholders approve the dividend.

(23)	Income Tax

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

Undistributed earnings, calculated based on Business Entity Accounting Act are subject to a tax in accordance with the Income Tax Law of the R.O.C. Accordingly, the undistributed tax impact is provided in the period the income is earned, assuming that no earnings are distributed. Any reduction in the liability will be recognized when the income is distributed upon the stockholders’ approval in the subsequent year. Tax on undistributed earnings may be offset by the Company’s available tax credits carried forward, where applicable. As such, the incremental tax accrued on undistributed earnings may be offset by a corresponding reduction in deferred income tax assets, where applicable.

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

b.

In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

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

b.	All other acquired deferred tax benefits realized shall be recognized in profit or loss, other comprehensive income or equity.

(24)	Earnings per Share

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

(1)	The Fair Value of Level 3 Financial Instruments

Where the fair values of the Level 3 financial assets and financial liabilities recorded on the balance sheet cannot be derived from active markets, they are determined by the application of an appropriate valuation method including the income approach and market approach. The valuation of these financial assets and financial liabilities involves significant judgment in the preparation of cash flow forecasts, a selection of comparable companies or equity transaction prices, as well as the application of assumptions such as discount rates, discounts for lack of marketability, and valuation multiples, etc. Changes in assumptions about these factors could affect the reported fair value of the financial assets and financial liabilities. Please refer to Note 11 for more details.

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

Deferred tax assets are recognized for all carryforward of unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized. The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences. Please refer to Note 6(24) for more details on unrecognized deferred tax assets.

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of December 31,
	2017	2018
	NT$ (In Thousands)	NT$ (In Thousands)
Cash on hand	$4,360	$6,091
Checking and savings accounts	21,699,357	25,021,265
Time deposits	50,711,803	49,139,549
Repurchase agreements collateralized by government and corporate bonds	9,259,052	9,494,834

Total	$81,674,572	$83,661,739

(2)	Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2017 (Note)	2018
	NT$ (In Thousands)	NT$ (In Thousands)
Financial assets mandatorily measured at fair value through profit or loss
Common stocks		$6,814,915
Preferred stocks		2,998,228
Funds		2,030,688
Convertible Bonds		236,905
Forward contracts		3,561

Total		$12,084,297

Designated financial assets at fair value through profit or loss
Convertible bonds	$213,180

Financial assets held for trading
Common stocks	434,630
Preferred stocks	228,508
Option	31,605

Subtotal	694,743

Total	$907,923

Current	$716,918	$528,450
Noncurrent	191,005	11,555,847

Total	$907,923	$12,084,297

On June 29, 2018, the Board of Directors of UMC resolved to exercise the call option of a joint venture agreement between FUJITSU SEMICONDUCTOR LIMITED (FSL) and UMC. The transaction was approved by the Taiwan authorities on September 26, 2018.    Upon obtaining other relevant authority’s approval of the investment application, the Company anticipates to invest NT$15.3 billion for acquiring remaining shares of MIE FUJITSU SEMICONDUCTOR LIMITED (MIFS), representing ownership interest of 84.1% and making MIFS a wholly-owned subsidiary of the Company. The change of the fair value for the call option is recorded in profit or loss.

Note:

The Company adopted IFRS 9 on January 1, 2018. The Company elected not to restate prior periods in accordance with the transition provision in IFRS 9. Please refer to Note 6(6) and Note 6(7) for available-for-sale financial assets, non-current and financial assets measured at cost, non-current, respectively, as of December 31, 2017.

(3)	Accounts Receivable, Net

	As of December 31,
	2017	2018
	NT$ (In Thousands)	NT$ (In Thousands)
Accounts receivable	$21,910,146	$23,784,141
Less: allowance for sales returns and discounts	(994,151)	—
Less: loss allowance	(39,578)	(48,152)

Net	$20,876,417	$23,735,989

Aging analysis of accounts receivable, net:

	As of December 31,
	2017	2018
	NT$ (In Thousands)	NT$ (In Thousands)
Neither past due nor impaired	$15,496,207	$18,271,304

Past due but not impaired:
≤ 30 days	4,268,772	3,407,690
31 to 60 days	444,401	739,054
61 to 90 days	138,178	545,366
91 to 120 days	124,332	365,007
≥ 121 days	404,527	407,568

Subtotal	5,380,210	5,464,685

Total	$20,876,417	$23,735,989

Movement of loss allowance for accounts receivable:

	For the years ended December 31,
	2017	2018
	NT$ (In Thousands)	NT$ (In Thousands)
Beginning balance	$86,595	$39,578
Net charge for the period	(47,017)	8,574

Ending balance	$39,578	$48,152

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~120 days, respectively.

After adopting IFRS 9, an impairment analysis is performed at each reporting date to measure ECLs of accounts receivable. For receivable past due within 60 days, including not past due, the Company estimates a provision rate to calculate ECLs. A provision rate is determined based on the Company’s historical credit loss experience and customers’ current financial condition, adjusted for forward-looking factors, such as customers’ economic environment. For the receivable past due over 60 days, the Company applies the aforementioned provision rate and also individually assesses whether to recognize additional expected credit losses by considering customer’s operating situation and debt-paying ability.

The impairment losses assessed individually as of December 31, 2017 primarily resulted from the financial difficulties of the counterparties, and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts. The Company has no collateral with respect to those accounts receivable.

(4)	Inventories, Net

	As of December 31,
	2017	2018
	NT$ (In Thousands)	NT$ (In Thousands)
Raw materials	$2,354,410	$3,766,056
Supplies and spare parts	3,007,669	3,133,737
Work in process	11,492,450	10,034,488
Finished goods	1,402,971	1,268,838

Total	$18,257,500	$18,203,119

a.

For the years ended December 31, 2016, 2017 and 2018, the Company recognized NT$114,527 million, NT$118,252 million and NT$123,795 million, respectively, in operating costs, of which NT$2,130 million, NT$2,256 million and NT$1,698 million in 2016, 2017 and 2018, respectively, were related to write-down of inventories.

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

c.	None of the aforementioned inventories were pledged.

(5)	Financial Assets at Fair Value through Other Comprehensive Income, Non-Current

	As of December 31,
	2017(Note)	2018
		NT$ (In Thousands)
Equity instruments
Common stocks		$11,401,451
Preferred stocks		184,026

Total		$11,585,477

The fair value of each investment in equity instrument to be measured at fair value through other comprehensive income is as follows:

		As of December 31,
Type of securities	Name of securities	2017(Note)	2018
			NT$ (In Thousands)
Common stock	SILICON INTEGRATED SYSTEMS CORP.		1,032,930
Common stock	UNIMICRON HOLDING LIMITED		561,261
Common stock	MIE FUJITSU SEMICONDUCTOR LIMITED		2,220,103
Common stock	UNIMICRON TECHNOLOGY CORP.		4,373,833
Common stock	ITE TECH. INC.		424,383
Common stock	NOVATEK MICROELECTRONICS CORP.		2,335,131
Common stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.		453,810
Preferred stock	MTIC HOLDINGS PTE. LTD.		184,026

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income. Dividends from equity instruments designated as fair value through other comprehensive income were NT$268 million for the year ended December 31, 2018. All the amounts are related to investments held at the end of the reporting period.

Note:

The Company adopted IFRS 9 on January 1, 2018. The Company elected not to restate prior periods in accordance with the transition provision in IFRS 9. Please refer to Note 6(6) and Note 6(7) for available-for-sale financial assets, non-current and financial assets measured at cost, non-current, respectively, as of December 31, 2017.

(6)	Available-For-Sale Financial Assets, Non-Current

As of December 31, 2017
NT$ (In Thousands)
Common stocks	$17,653,513
Preferred stocks	1,865,410
Funds	1,117,409

Total	$20,636,332

(7)	Financial Assets Measured at Cost, Non-Current

As of December 31, 2017
NT$ (In Thousands)
Common stocks	$473,134
Preferred stocks	1,657,388
Funds	87,950

Total	$2,218,472

Since these financial assets mostly consisted of non-publicly traded stocks and private venture funds, for which the fair values could not be reliably measured due to lack of sufficient financial information available, the Company measured these financial assets at cost.

(8)	Investments Accounted For Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2017		2018
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
	NT$ (In Thousands)		NT$ (In Thousands)
Listed companies
CLIENTRON CORP.	$264,545	22.39	$249,663	22.39
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	1,659,807	13.78	1,483,111	13.78

Unlisted companies
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	—	50.00	—	50.00
MTIC HOLDINGS PTE. LTD.	50,743	45.44	3,026	45.44
YUNG LI INVESTMENTS, INC.	42,144	45.16	2,213	45.16
WINAICO IMMOBILIEN GMBH (Note B)	—	44.78	—	44.78
UNITECH CAPITAL INC.	732,267	42.00	568,005	42.00
TRIKNIGHT CAPITAL CORPORATION	889,876	40.00	1,520,575	40.00
HSUN CHIEH INVESTMENT CO., LTD.	1,600,524	36.49	1,608,551	36.49
YANN YUAN INVESTMENT CO., LTD.	2,027,204	30.87	2,032,013	30.87
HSUN CHIEN CAPITAL CORP.	176,911	30.00	161,319	30.00
VSENSE CO., LTD.	78,294	28.63	31,544	26.89
UNITED LED CORPORATION HONG KONG LIMITED	216,707	25.14	167,953	25.14
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	108,925	10.38	120,440	10.38
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	—	50.00	—	—
CTC CAPITAL PARTNERS I, L.P.	32	31.40	—	—

Total	$7,847,979		$7,948,413

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

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,924 million and NT$1,733 million, as of December 31, 2017 and 2018, respectively. The fair value of these investments were NT$2,142 million and NT$1,621 million, as of December 31, 2017 and 2018, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.	Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company. For individually immaterial associates and joint ventures, the following tables summarize the amount recognized by the Company at its share of those associates and joint ventures separately. When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2016, 2017 and 2018 were NT$(83) million, NT$45 million and NT$(16) million, respectively, which were not included in the following table.

(i)	The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2016	2017	2018
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Profit (Loss) from continuing operations	$(270,060)	$77,589	$(616,665)
Post-tax profit from discontinued operations	—	80,248	—
Other comprehensive income (loss)	(187,891)	526,773	(82,871)

Total comprehensive income (loss)	$(457,951)	$684,610	$(699,536)

(ii)	The aggregate amount of the Company’s share of all its individually immaterial joint ventures that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2016	2017	2018
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Loss from continuing operations	$(45,606)	$—	$—
Other comprehensive income (loss)	—	—	—

Total comprehensive loss	$(45,606)	$—	$—

(9)	Property, Plant and Equipment

	As of December 31,
	2017	2018
	NT$	NT$
	(In Thousands)	(In Thousands)
Land	$1,314,402	$1,314,402
Buildings	21,112,807	19,841,058
Machinery and equipment	160,497,062	139,213,317
Transportation equipment	18,751	20,921
Furniture and fixtures	2,038,816	1,908,214
Leasehold improvement	4,353	3,869
Construction in progress and equipment awaiting inspection	20,755,490	10,544,814

Net	$205,741,681	$172,846,595

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2017	$1,314,402	$37,042,323	$785,442,975	$78,314	$6,826,957	$69,245	$45,048,631	$875,822,847
Additions	—	—	—	—	—	—	31,140,639	31,140,639
Disposals	—	—	(3,200,814)	(5,774)	(40,115)	(14,785)	—	(3,261,488)
Transfers and reclassifications	—	1,479,439	55,836,583	4,268	924,252	1,534	(54,921,519)	3,324,557
Exchange effect	—	(448,102)	(11,809,825)	(1,026)	(35,296)	(3,437)	(506,312)	(12,803,998)

As of December 31, 2017	$1,314,402	$38,073,660	$826,268,919	$75,782	$7,675,798	$52,557	$20,761,439	$894,222,557

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2018	$1,314,402	$38,073,660	$826,268,919	$75,782	$7,675,798	$52,557	$20,761,439	$894,222,557
Additions	—	—	—	—	—	—	17,579,689	17,579,689
Disposals	—	(64,878)	(2,330,437)	(18,363)	(40,199)	—	—	(2,453,877)
Disposal of subsidiaries	—	—	(224,895)	—	(6,515)	(2,226)	—	(233,636)
Transfers and reclassifications	—	375,854	27,447,023	8,884	433,665	2,049	(27,693,591)	573,884
Exchange effect	—	(78,334)	2,527,895	52	(5,848)	1,069	(96,774)	2,348,060

As of December 31, 2018	$1,314,402	$38,306,302	$853,688,505	$66,355	$8,056,901	$53,449	$10,550,763	$912,036,677

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2017	$—	$15,612,462	$629,903,740	$56,356	$5,198,998	$61,938	$5,949	$650,839,443
Depreciation	—	1,492,606	48,961,521	5,639	502,971	2,383	—	50,965,120
Disposals	—	—	(3,172,320)	(5,774)	(39,914)	(12,742)	—	(3,230,750)
Transfers and reclassifications	—	—	(7,563)	1,587	5,976	—	—	—
Exchange effect	—	(144,215)	(9,913,521)	(777)	(31,049)	(3,375)	—	(10,092,937)

As of December 31, 2017	$—	$16,960,853	$665,771,857	$57,031	$5,636,982	$48,204	$5,949	$688,480,876

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2018	$—	$16,960,853	$665,771,857	$57,031	$5,636,982	$48,204	$5,949	$688,480,876
Depreciation	—	1,535,409	47,871,174	6,080	533,628	2,298	—	49,948,589
Disposals	—	(57,812)	(2,286,359)	(17,963)	(25,467)	—	—	(2,387,601)
Disposal of subsidiaries	—	—	(180,843)	—	(5,264)	(2,014)	—	(188,121)
Transfers and reclassifications	—	297	(3,164)	—	2,867	—	—	—
Exchange effect	—	26,497	3,302,523	286	5,941	1,092	—	3,336,339

As of December 31, 2018	$—	$18,465,244	$714,475,188	$45,434	$6,148,687	$49,580	$5,949	$739,190,082

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

In 2017 and 2018, the Company determined that the recoverable amount based on the fair value less costs of disposal was higher than the carrying amount of the CGU and therefore there was no impairment recognized.

Please refer to Note 8 for property, plant and equipment pledged as collateral.

The amounts of total interest expense before capitalization of borrowing costs were NT$1,407 million, NT$2,407 million and NT$2,769 million for the years ended December 31, 2016, 2017 and 2018, respectively. Details of capitalized borrowing costs are as follows:

	For the years ended December 31,
	2016	2017	2018
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Total interest capitalized	$157,210	$—	$—
Interest rates applied	1.52%~2.01%	—	—

(10)	Intangible Assets

	As of December 31,
	2017	2018
	NT$	NT$
	(In Thousands)	(In Thousands)
Goodwill	$15,188	$15,012
Software	410,712	524,155
Patents and technology license fees	2,102,561	1,668,218
Others	1,259,048	784,419

Net	$3,787,509	$2,991,804

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2017	$15,188	$903,993	$4,534,340	$3,429,640	$8,883,161
Additions	—	3,566	38,928	1,145,110	1,187,604
Disposals	—	(95,505)	—	(1,009,051)	(1,104,556)
Reclassifications	—	278,650	—	—	278,650
Exchange effect	—	(9,978)	114,483	6	104,511

As of December 31, 2017	$15,188	$1,080,726	$4,687,751	$3,565,705	$9,349,370

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2018	$15,188	$1,080,726	$4,687,751	$3,565,705	$9,349,370
Additions	—	—	214,278	612,253	826,531
Disposals	—	(422,591)	(179,418)	(987,841)	(1,589,850)
Disposal of subsidiaries	(176)	—	—	—	(176)
Reclassifications	—	474,127	—	—	474,127
Exchange effect	—	(6,458)	(210,982)	(1)	(217,441)

As of December 31, 2018	$15,012	$1,125,804	$4,511,629	$3,190,116	$8,842,561

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2017	$—	$433,537	$2,143,372	$2,217,949	$4,794,858
Amortization	—	337,376	483,940	1,097,754	1,919,070
Disposals	—	(95,505)	—	(1,009,051)	(1,104,556)
Exchange effect	—	(5,394)	(42,122)	5	(47,511)

As of December 31, 2017	$—	$670,014	$2,585,190	$2,306,657	$5,561,861

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2018	$—	$670,014	$2,585,190	$2,306,657	$5,561,861
Amortization	—	357,624	468,296	1,086,882	1,912,802
Disposals	—	(422,591)	(179,418)	(987,841)	(1,589,850)
Exchange effect	—	(3,398)	(30,657)	(1)	(34,056)

As of December 31, 2018	$—	$601,649	$2,843,411	$2,405,697	$5,850,757

The amortization amounts of intangible assets are as follows:

	For the years ended December 31,
	2017	2018
	NT$	NT$
	(In Thousands)	(In Thousands)
Operating costs	$799,215	$758,050

Operating expenses	$1,119,855	$1,154,752

(11)	Short-Term Loans

	As of December 31,
	2017	2018
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured bank loans	$19,159,298	$7,780,552
Unsecured other loans	6,286,242	5,323,256

Total	$25,445,540	$13,103,808

	For the years ended December 31,
	2016	2017	2018
Interest rates applied	0.51%~4.60%	0.00%~4.35%	0.00%~4.55%

The Company’s unused short-term lines of credit amounted to NT$62,057 million and NT$77,658 million as of December 31, 2017 and 2018, respectively.

(12)	Bonds Payable

	As of December 31,
	2017	2018
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured domestic bonds payable	$31,200,000	$23,700,000
Unsecured convertible bonds payable	18,196,332	18,196,332
Less: Discounts on bonds payable	(878,701)	(518,150)

Total	48,517,631	41,378,182
Less: Current portion	(24,841,770)	(2,499,235)

Net	$23,675,861	$38,878,947

A.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds were as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In early June 2012	NT$2,500 million	1.63%	Interest will be paid annually and the principal will be repayable in June 2019 upon maturity.

Five-year	In mid-March 2013	NT$7,500 million	1.35%	Interest will be paid annually and the principal has been fully repaid in March 2018.

Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest will be paid annually and the principal will be repayable in March 2020 upon maturity.

Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal will be repayable in June 2021 upon maturity.

Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.

Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.

Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.

Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.

Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.

B.	On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. The terms and conditions of the bonds were as follows:

a.	Issue Amount: US$600 million

b.	Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

c.	Redemption:

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

iii.

Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share. The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The conversion price was NT$14.8157 per share on December 31, 2018.

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

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital—stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million. The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(13)	Long-Term Loans

a.	Details of long-term loans as of December 31, 2017 and 2018 are as follows:

	As of December 31,
Lenders	2017	2018	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Secured Long-Term Loan from Mega International Commercial Bank (1)	$4,000	$—	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	8,200	6,013	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	16,853	—	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	10,276	—	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	13,382	—	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	4,724	3,006	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	95,135	83,243	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	1,476	—	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	4,165	—	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	300,000	1,000,000	Repayable quarterly from March 23, 2019 to December 23, 2021 with monthly interest payments.

	As of December 31,
Lenders	2017	2018	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	1,246,500	747,900	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	474,356	—	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	29,989,811	28,987,895	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.

Subtotal	32,168,878	30,828,057
Less: Administrative expenses from syndicated loans	(3,542)	(1,842)
Less: Current portion	(2,522,052)	(2,622,161)

Total	$29,643,284	$28,204,054

	For the years ended December 31,
	2016	2017	2018
Interest rates applied	0.98%~4.66%	0.99%~4.66%	0.99%~5.56%

b.	Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

c.

In 2014, UMC resolved to provide endorsement for NEXPOWER’s syndicated loan from banks including Bank of Taiwan. The maximum balance for the years ended December 31, 2017 and 2018 were NT$1,700 million and NT$2,448 million. As of December 31, 2017 and 2018, the actual amount provided were NT$1,247 million and NT$748 million, respectively.

d.

In 2016, HJ resolved to provide endorsement for USCXM’s syndicated loan from banks including China Development Bank. The maximum balance for the years ended December 31, 2017 and 2018 were NT$8,744 million and NT$9,021 million. As of December 31, 2017 and 2018, the actual amount provided were NT$6,063 million and NT$4,219 million, respectively.

e.

In 2017, UMC resolved to provide endorsement for USCXM’s syndicated loan from banks including China Development Bank. The maximum balance for the years ended December 31, 2017 and 2018 were US$310 million and US$503 million, respectively. As of December 31, 2017 and 2018, the actual amount provided was NT$9,093 million and $14,766 million, respectively.

(14)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. (the Act) is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$1,220 million, NT$1,256 million and NT$1,339 million are contributed by the Company for the years ended December 31, 2016, 2017 and 2018, respectively.

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. For the years ended December 31, 2016, 2017 and 2018, total pension expenses of NT$94 million, NT$80 million and NT$69 million, respectively, were recognized by the Company.

i.	Movements in present value of defined benefit obligation during the year:

	For the years ended December 31,
	2017	2018
	NT$	NT$
	(In Thousands)	(In Thousands)
Defined benefit obligation at beginning of year	$(5,482,265)	$(5,671,058)
Items recognized as profit or loss:
Service cost	(24,130)	(24,477)
Interest cost	(76,761)	(61,247)

Subtotal	(100,891)	(85,724)

Remeasurements recognized in other comprehensive income (loss):
Arising from changes in financial assumptions	(183,433)	(91,350)
Experience adjustments	13,233	(5,907)

Subtotal	(170,200)	(97,257)

Benefits paid	81,204	233,530
Other	1,094	—

Defined benefit obligation at end of year	$(5,671,058)	$(5,620,509)

ii.	Movements in fair value of plan assets during the year:

	For the years ended December 31,
	2017	2018
	NT$	NT$
	(In Thousands)	(In Thousands)
Beginning balance of fair value of plan assets	$1,513,371	$1,532,539
Items recognized as profit or loss:
Interest income on plan assets	21,187	16,552
Contribution by employer	93,466	95,577
Payment of benefit obligation	(81,204)	(233,530)
Remeasurements recognized in other comprehensive income (loss):
Return on plan assets, excluding amounts included in interest income	(13,986)	42,197
Other	(295)	—

Fair value of plan assets at end of year	$1,532,539	$1,453,335

The actual returns on plan assets of the Company for the years ended December 31, 2017 and 2018 were NT$7 million and NT$59 million, respectively.

iii.	The defined benefit plan recognized on the consolidated balance sheets are as follows:

	As of December 31,
	2017	2018
	NT$	NT$
	(In Thousands)	(In Thousands)
Present value of the defined benefit obligation	$(5,671,058)	$(5,620,509)
Fair value of plan assets	1,532,539	1,453,335

Funded status	(4,138,519)	(4,167,174)

Net defined benefit liabilities, noncurrent recognized on the consolidated balance sheets	$(4,138,519)	$(4,167,174)

iv.	The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2017	2018
Cash	25%	17%
Equity instruments	43%	51%
Debt instruments	26%	24%
Others	6%	8%

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

v.	The principal underlying actuarial assumptions are as follows:

	As of December 31,
	2017	2018
Discount rate	1.08%	0.91%
Rate of future salary increase	3.50%	3.50%

vi.	Expected future benefit payments are as follows:

Year	As of December 31, 2018
NT$
(In Thousands)
2019	$193,387
2020	211,679
2021	251,844
2022	304,317
2023	338,681
2024 and thereafter	4,846,688

Total	$6,146,596

The Company expects to make pension fund contribution of NT$96 million in 2019. The weighted-average durations of the defined benefit obligation are 11 years and 10 years as of December 31, 2017 and 2018, respectively.

vii.	Sensitivity analysis:

As of December 31, 2017
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Decrease (increase) in defined benefit obligation	$283,095	$(303,570)	$(266,069)	$251,815

As of December 31, 2018
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Decrease (increase) in defined benefit obligation	$262,909	$(281,037)	$(244,120)	$231,751

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(15)	Deferred Government Grants

	As of December 31,
	2017	2018
	NT$	NT$
	(In Thousands)	(In Thousands)
Beginning balance	$9,297,371	$14,595,546
Arising during the period	6,755,920	7,129,770
Recorded in profit or loss:
Other operating income	(1,469,616)	(3,885,722)
Exchange effect	11,871	(358,690)

Ending balance	$14,595,546	$17,480,904

Current	$2,821,467	$3,832,124
Noncurrent	11,774,079	13,648,780

Total	$14,595,546	$17,480,904

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment, and recorded in the net other operating income and expenses.

(16)	Refund Liabilities

As of December 31, 2018
NT$
(In Thousands)
Refund liabilities	$1,213,476

Under IFRS 15, the Company’s allowance for sales returns and discounts are presented as refund liabilities as a component of other current liabilities, different from its prior presentation as a contra-accounts to accounts receivable.

(17)	Equity

a.	Capital stock:

i.

UMC had 26,000 million common shares authorized to be issued as of December 31, 2017 and 2018, of which 12,624 million shares, and 12,424 million shares were issued as of December 31, 2017 and 2018, respectively, each at a par value of NT$10.

ii.

UMC had 144 million and 143 million ADSs, which were traded on the NYSE as of December 31, 2017 and 2018, respectively. The total number of common shares of UMC represented by all issued ADSs were 721 million shares and 717 million shares as of December 31, 2017 and 2018, respectively. One ADS represents five common shares.

iii.

On August 27, 2018, UMC cancelled 200 million shares of treasury stock, which were repurchased during the period from March 12 to May 4, 2018, for the purpose of maintaining UMC’s credit and stockholders’ rights and interests.

b.	Treasury stock:

i.

UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market. The purpose for repurchase, and changes in treasury stock during the years ended December 31, 2017 and 2018 are as follows:

For the year ended December 31, 2017 (In thousands of shares)

Purpose	As of January 1, 2017	Increase	Decrease	As of December 31, 2017
For transfer to employees	400,000	—	—	400,000

For the year ended December 31, 2018 (In thousands of shares)

Purpose	As of January 1, 2018	Increase	Decrease	As of December 31, 2018
For transfer to employees	400,000	—	200,000	200,000
To maintain UMC’s credit and stockholders’ rights and interests	—	480,000	200,000	280,000

	400,000	480,000	400,000	480,000

ii.

According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As of December 31, 2017 and 2018, the treasury stock held by UMC did not exceed the threshold.

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

iv.

As of December 31, 2017 and 2018, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP. (FORTUNE), held 16 million shares of UMC’s stock, while UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH), held 441 million shares of UMC’s stock and UMC’s associate, YANN YUAN INVESTMENT CO., LTD. (YANN YUAN), held 172 million shares of UMC’s stock. All of them held UMC’s stock as available-for-sale financial assets in 2017. In 2018, HSUN CHIEH measured UMC’s stock as financial assets at fair value through profit or loss while FORTUNE and YANN YUAN measured UMC’s stock as financial assets at fair value through other comprehensive income. The closing prices of UMC’s stock on December 31, 2017 and 2018 were NT$14.20 and NT$11.25, respectively.

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

The distribution of earnings for 2017 was approved by the stockholders’ meeting held on June 20, 2018, while the distribution of earnings for 2018 was approved by the Board of Directors’ meeting on March 6, 2019. The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2017	2018	2017	2018
Legal reserve	$962,873	$707,299
Special reserve	—	14,513,940
Cash dividends	8,557,023	6,916,105	$0.70	$0.58

The aforementioned 2017 distribution approved by stockholders’ meeting was consistent with the resolutions of meeting of Board of Directors held on March 7, 2018.

The cash dividend per share for 2017 was adjusted to NT$0.71164307 per share according to the resolution of the Board of Directors’ meeting on June 12, 2018. The adjustment was made for the decrease in outstanding common shares due to the share repurchase program.

The appropriation of the 2018 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date. Information relevant to the Board of Directors’ meeting recommendations and stockholders’ meeting approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(20) for information on the employees’ compensation and directors’ compensation.

d.	Non-controlling interests:

	For the years ended December 31,
	2016	2017	2018
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Beginning balance	$2,027,065	$2,161,729	$956,808
Impact of retroactive applications	—	—	1,597

Adjusted balance at January 1	2,027,065	2,161,729	958,405
Attributable to non-controlling interests:
Net loss	(4,452,585)	(2,997,469)	(4,429,938)
Other comprehensive income (loss)	(32,318)	(111,601)	(103,894)
Changes in subsidiaries’ ownership	567,073	(999,151)	(278,613)
Disposal of subsidiaries	—	—	(7,074)
Derecognition of the non-controlling interests	4,052,494	2,903,300	4,327,882

Ending balance	$2,161,729	$956,808	$466,768

(18)	Share-Based Payment

In order to attract, retain talents and reward the employees for their productivity and loyalty, the Company carried out a compensation plan to offer 200 million shares of treasury stock to employees in August 2018. The compensation cost for the shared-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$16.95 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost on the grant date, whereas for the stocks with requisite service conditions to vest at the end of one or two-years from the date of grant, the Company recognizes the compensation cost on a straight-line basis over the period in which the services conditions are fulfilled, together with a corresponding increase in equity. As such, for the year ended December 31, 2018, total compensation cost of NT$696 million was recognized by the Company.

(19)	Operating Revenues

a.	Disaggregation of revenue

2016 and 2017

i.	Operating Revenues

	For the years ended December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Net sales
Sale of goods	$142,816,919	$142,957,544
Other operating revenues
Royalty	11,757	6,817
Mask tooling	3,676,365	3,334,844
Others	1,365,083	2,985,501

Operating revenues	$147,870,124	$149,284,706

ii.	By geography

	For the years ended December 31,
	2016	2017
	NT$	NT$
	(In Thousands)	(In Thousands)
Taiwan	$46,493,583	$48,952,219
Singapore	26,753,960	30,798,270
China (includes Hong Kong)	13,732,391	18,971,866
Japan	4,501,057	4,694,277
USA	13,713,202	18,208,227
Europe	29,253,755	14,329,730
Others	13,422,176	13,330,117

Total	$147,870,124	$149,284,706

2018

i.	By product

For the year ended December 31, 2018
NT$
(In Thousands)
Wafer	$142,550,304
Others	8,702,267

Total	$151,252,571

ii.	By operating segments

	For the year ended December 31, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Revenue from contracts with customers	$151,023,932	$247,929	$151,271,861	$(19,290)	$151,252,571

The timing of revenue recognition:
At a point in time	$146,247,350	$247,929	$146,495,279	$(19,290)	$146,475,989
Over time	4,776,582	—	4,776,582	—	4,776,582

Total	$151,023,932	$247,929	$151,271,861	$(19,290)	$151,252,571

iii.	By geography

	For the year ended December 31, 2018
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Revenue from contracts with customers	$55,092,681	$24,820,196	$18,504,881	$5,896,313	$23,555,105	$12,527,894	$10,855,501	$151,252,571

The timing of revenue recognition:
At a point in time	$54,963,771	$24,791,908	$14,889,672	$5,889,277	$23,536,756	$11,551,052	$10,853,553	$146,475,989
Over time	128,910	28,288	3,615,209	7,036	18,349	976,842	1,948	4,776,582

Total	$55,092,681	$24,820,196	$18,504,881	$5,896,313	$23,555,105	$12,527,894	$10,855,501	$151,252,571

Note A:	The Company adopted IFRS 15 on January 1, 2018. The Company elected not to restate prior periods in accordance with the transition provision in IFRS 15.

Note B:	The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

b.	Contract balances

i.	Contract assets, current

	As of
	January 1, 2018	December 31, 2018	Differences
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Sales of goods and services	$129,042	$486,184	$357,142
Less: Loss allowance	—	(393,974)	(393,974)

Net	$129,042	$92,210	$(36,832)

The significant increase in gross amount of contract assets in 2018 is the result of the increase in joint technology development services during the year.

The loss allowance was assessed by the company primarily at an amount equal to lifetime expected credit losses for the year ended December 31, 2018. The loss allowance is mainly resulted from the indictment filed by the United States Department of Justice (DOJ) against UMC, which is related to the joint technology development agreement. Please refer to Note 9(8).

ii.	Contract liabilities, current

As of
	January 1, 2018	December 31, 2018	Differences
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Sales of goods and services	$3,951,414	$932,371	$(3,019,043)

Contract liabilities are prepayments from customers for wafer sales and joint technology development services. The outstanding balances of this account decreased in 2018 due to the Company continuing to provide services and recognizing revenue during the year.

The Company recognized NT$3,815 million in revenues from the current contract liabilities balance at the beginning of the period as performance obligations were satisfied during the year.

c.

The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$3,148 million as of December 31, 2018. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. As of the report date, the progress cannot be reliably estimated primarily due to the suspension as disclosed in Note 9(8). The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from the cost to fulfill a contract with customer

As of December 31, 2018, the Company recognized the cost to fulfill engineering and service contracts that are eligible for capitalization as assets which amounted to NT$567 million and accounted for as other current assets. Subsequently, the Company will expense to operating costs from the cost to fulfill a contract when the related obligations are satisfied.

(20)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2016			2017			2018
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$ (In Thousands)			NT$ (In Thousands)			NT$ (In Thousands)
Employee benefit expenses
Salaries	$14,839,388	$6,781,877	$21,621,265	$16,676,560	$7,045,487	$23,722,047	$17,694,175	$7,780,063	$25,474,238
Labor and health insurance	802,913	351,873	1,154,786	878,576	376,523	1,255,099	882,671	376,556	1,259,227
Pension	965,494	347,871	1,313,365	1,008,121	327,454	1,335,575	1,065,176	342,565	1,407,741
Other employee benefit expenses	231,270	90,402	321,672	259,701	118,422	378,123	289,395	111,734	401,129
Depreciation	46,805,589	2,790,138	49,595,727	47,820,812	3,003,855	50,824,667	47,086,993	2,689,314	49,776,307
Amortization	790,206	1,502,360	2,292,566	911,563	1,222,163	2,133,726	880,967	1,219,163	2,100,130

According to UMC’s Articles of Incorporation, the employees’ compensation and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.1% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees’ compensation and directors’ compensation and report to the stockholders’ meeting for such distribution.

The Company estimates the amounts of the employees’ compensation and directors’ compensation and recognizes them in the profit or loss during the periods when earned for the years ended December 31, 2016, 2017 and 2018. The Board of Directors estimated the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees’ compensation and directors’ compensation for 2016 and 2017 were reported to the stockholders’ meeting on June 8, 2017 and June 12, 2018, respectively, while the distributions of employees’ compensation and directors’ compensation for 2018 were approved through the Board of Directors’ meeting on March 6, 2019. The details of distribution are as follows:

	2016	2017	2018
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Employees’ compensation—Cash	$930,551	$1,032,324	$1,400,835
Directors’ compensation	9,714	11,452	7,624

The aforementioned 2016 and 2017 employees’ compensation and directors’ compensation reported during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on February 22, 2017 and March 7, 2018, respectively.

Information relevant to the aforementioned employees’ compensation and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(21)	Net Other Operating Income and Expenses

	For the years ended December 31,
	2016	2017	2018
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Gain on disposal of property, plant and equipment	$73,014	$82,397	$136,743
Impairment loss of property, plant and equipment	(455,076)	—	—
Government grants	243,150	1,710,176	5,220,746
Others	(124,213)	(138,878)	(240,605)

Total	$(263,125)	$1,653,695	$5,116,884

(22)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the years ended December 31,
	2016	2017	2018
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$150,770	$598,270	$(1,167,735)
Impairment loss:
Investments accounted for under the equity method	(837,153)	—	(46,225)
Available-for-sale financial assets, noncurrent	(492,140)	(664,948)	—
Financial assets measured at cost, noncurrent	(293,205)	(285,387)	—
Gain (loss) on disposal of investments	2,097,818	1,269,369	(19,286)
Others	233,310	76,788	104,956

Total	$859,400	$994,092	$(1,128,290)

b.	Finance costs

	For the years ended December 31,
	2016	2017	2018
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Interest expenses
Bonds payable	$595,311	$763,124	$710,663
Bank loans	654,181	1,563,590	1,782,544
Others	91	80,158	275,465
Financial expenses	164,720	88,290	82,553

Total	$1,414,303	$2,495,162	$2,851,225

(23)	Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2016
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(75,893)	$—	$(75,893)	$12,899	$(62,994)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	2,459	—	2,459	—	2,459
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(1,815,947)	—	(1,815,947)	(620)	(1,816,567)
Unrealized gains or losses on available-for-sale financial assets	(287,866)	(1,681,770)	(1,969,636)	95,705	(1,873,931)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(331,615)	—	(331,615)	58,577	(273,038)

Total other comprehensive income (loss)	$(2,508,862)	$(1,681,770)	$(4,190,632)	$166,561	$(4,024,071)

	For the year ended December 31, 2017
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(184,186)	$—	$(184,186)	$31,311	$(152,875)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,221	—	1,221	—	1,221
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(5,975,203)	—	(5,975,203)	59,838	(5,915,365)
Unrealized gains or losses on available-for-sale financial assets	1,224,344	(642,905)	581,439	100,059	681,498
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	604,675	102,302	706,977	(135,989)	570,988

Total other comprehensive income (loss)	$(4,329,149)	$(540,603)	$(4,869,752)	$55,219	$(4,814,533)

	For the year ended December 31, 2018
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(55,060)	$—	$(55,060)	$32,647	$(22,413)
Unrealized gains or losses on financial assets at fair value through other comprehensive income	1,454,018	—	1,454,018	(419,198)	1,034,820
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	(2,572)	—	(2,572)	514	(2,058)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(103,319)	—	(103,319)	27,741	(75,578)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(47,417)	408	(47,009)	(28,845)	(75,854)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(11,069)	(12,897)	(23,966)	659	(23,307)

Total other comprehensive income (loss)	$1,234,581	$(12,489)	$1,222,092	$(386,482)	$835,610

(24)	Income Tax

a.	The major components of income tax expense for the years ended December 31, 2016, 2017 and 2018 were as follows:

i.	Income tax expense recorded in profit or loss

	For the years ended December 31,
	2016	2017	2018
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Current income tax expense (benefit):
Current income tax charge	$3,502,195	$2,467,004	$(264,909)
Adjustments in respect of current income tax of prior periods	(424,939)	(364,951)	(899,219)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(2,770,767)	(1,033,142)	1,350,028
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(54,519)	(424,608)	(335,367)
Deferred income tax related to changes in tax rates	—	12,477	(842,123)
Adjustment of prior year’s deferred income tax	53,322	9,233	(2,744)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	247,232	326,468	(135,543)

Income tax expense (benefit) recorded in profit or loses	$552,524	$992,481	$(1,129,877)

ii.	Income tax related to components of other comprehensive income (loss)

Items that will not be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2016	2017	2018
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Remeasurements of defined benefit pension plans	$12,899	$31,311	$11,012
Unrealized gains or losses on financial assets at fair value through other comprehensive income	—	—	(24,969)
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	—	—	514
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	—	—	18,045
Deferred income tax related to changes in tax rates	—	—	(362,898)

Income tax related to items that will not be reclassified subsequently to profit or loss	$12,899	$31,311	$(358,296)

Items that may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2016	2017	2018
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Exchange differences on translation of foreign operations	$(620)	$59,838	$(24,339)
Unrealized gains or losses on available-for-sale financial assets	95,705	100,059	—
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	58,577	(135,989)	1,847
Deferred income tax related to changes in tax rates	—	—	(5,694)

Income tax related to items that may be reclassified subsequently to profit or loss	$153,662	$23,908	$(28,186)

iii.	Deferred income tax recognized directly to equity

	For the years ended December 31,
	2016	2017	2018
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$1,608	$227	$(414)
Deferred income tax related to changes in tax rates	—	—	(57,140)

Income tax recognized directly to equity	$1,608	$227	$(57,554)

b.	A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the years ended December 31,
	2016	2017	2018
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Income before tax	$4,721,086	$7,671,710	$2,117,920

At UMC’s statutory income tax rate	802,584	1,304,191	423,584
Adjustments in respect of current income tax of prior periods	(424,939)	(364,951)	(899,219)
Net change in loss carry-forward and investment tax credits	1,327,716	564,742	2,239,058
Adjustment of deferred tax assets/liabilities for write-downs/reversals and different jurisdictional tax rates	253,100	330,228	49,625
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(1,707,646)	(1,549,018)	(451,589)
Investment gain	(658,375)	(639,979)	(886,546)
Dividend income	(88,518)	(83,154)	(112,810)
Others	254,903	259,590	140,278
Basic tax	70,316	33,207	—
Estimated income tax on unappropriated earnings	(299,338)	38,069	(849,328)
Deferred income tax related to changes in tax rates	—	12,477	(842,123)
Effect of different tax rates applicable to UMC and its subsidiaries	(13,103)	(21,615)	(118,404)
Taxes withheld in other jurisdictions	753,752	868,106	48,291
Others	282,072	240,588	129,306

Income tax expense (benefit) recorded in profit or loss	$552,524	$992,481	$(1,129,877)

c.	Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31,
	2017	2018
	NT$	NT$
	(In Thousands)	(In Thousands)
Deferred income tax assets
Depreciation	$2,064,726	$1,930,388
Loss carry-forward	425,247	502,331
Pension	697,478	825,792
Refund liabilities	—	232,854
Allowance for sales returns and discounts	171,213	—
Allowance for inventory valuation losses	365,658	416,270
Investment loss	262,346	748,983
Unrealized profit on intercompany sales	1,626,072	1,703,942
Investment tax credits	—	336,869
Deferred revenue	452,907	—
Others	50,482	98,367

Total deferred income tax assets	6,116,129	6,795,796

Deferred income tax liabilities
Unrealized exchange gain	(348,198)	(535,595)
Depreciation	(306,472)	(440,524)
Investment gain	(1,139,940)	(513,322)
Convertible bond option	(176,361)	(139,693)
Amortizable assets	(353,477)	(342,607)
Others	(2,775)	(7,768)

Total deferred income tax liabilities	(2,327,223)	(1,979,509)

Net deferred income tax assets	$3,788,906	$4,816,287

d.	Movement of deferred tax

	For the years ended December 31,
	2017	2018
	NT$	NT$
	(In Thousands)	(In Thousands)
Balance at January 1	$2,624,599	$3,788,906
Impact of retroactive applications	—	1,515,238

Adjusted balance at January 1	2,624,599	5,304,144
Amounts recognized in profit or loss during the period	1,109,572	(34,251)
Amounts recognized in other comprehensive income	55,219	(386,482)
Amounts recognized in equity	227	(57,554)
Exchange adjustments	(711)	(9,570)

Balance at December 31	$3,788,906	$4,816,287

e.

The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2018, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2014, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2010.

f.	UMC was granted income tax exemption for several periods with respect to income derived from the expansion of operations. The income tax exemption will expire on December 31, 2020.

g.	The information of the unused tax loss carry-forward for which no deferred income tax assets have been recognized was as follows:

	As of December 31,
	2017	2018
	NT$	NT$
	(In Thousands)	(In Thousands)
Expiry period
1-5 years	$14,881,800	$27,072,604
6-10 years	15,055,903	10,799,310
more than 10 years	5,105	5,043

Total	$29,942,808	$37,876,957

h.	As of December 31, 2017 and 2018, deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$7,141 million and NT$5,971 million, respectively.

i.	UMC’s earnings generated in and prior to the year ended December 31, 1997 have been fully appropriated.

j.

As of December 31, 2017 and 2018, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$9,289 million and NT$11,036 million, respectively.

k.	According to the amendments to the R.O.C. Income Tax Act, effective from 2018, the corporate income tax rate is raised from 17% to 20%, and the 10% undistributed earnings tax is lowered to 5%.

(25)	Earnings Per Share

a.	Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year. The reciprocal stockholdings held by subsidiaries and associates are deducted from the computation of weighted-average number of shares outstanding.

	For the years ended December 31,
	2016	2017	2018
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$8,621,147	$9,676,698	$7,677,735

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,098,826	11,994,760	11,889,723

Earnings per share-basic (NTD)	$0.71	$0.81	$0.65

b.	Earnings per share-diluted

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

	For the years ended December 31,
	2016	2017	2018
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Net income attributable to the parent company	$8,621,147	$9,676,698	$7,677,735
Effect of dilution
Unsecured convertible bonds	282,325	288,091	283,349

Income attributable to stockholders of the parent	$8,903,472	$9,964,789	$7,961,084

Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,098,826	11,994,760	11,889,723
Effect of dilution
Employees’ compensation	99,122	83,981	137,511
Unsecured convertible bonds	1,152,306	1,193,935	1,243,599

Weighted-average number of common stocks after dilution (thousand shares)	13,350,254	13,272,676	13,270,833

Earnings per share-diluted (NTD)	$0.67	$0.75	$0.60

(26)	Reconciliation of Liabilities Arising from Financing Activities

For the year ended December 31, 2017

			Non-cash changes
	As of December 31, 2016	Cash Flows	Foreign exchange	Other (Note 1)	As of December 31, 2017
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Short-term loans	$20,550,801	$5,878,717	$(1,064,017)	$80,039	$25,445,540
Long-term loans (current portion included)	29,248,690	4,398,112	(1,483,165)	1,699	32,165,336
Bonds payable (current portion included)	41,980,931	6,184,215	—	352,485	48,517,631
Guarantee deposits (current portion included)	491,089	110,363	(36,876)	—	564,576
Other financial liabilities-noncurrent	20,311,688	—	(195,611)	370,042	20,486,119

For the year ended December 31, 2018

			Non-cash changes
	As of December 31, 2017	Cash Flows	Foreign exchange	Other (Note 1)	As of December 31, 2018
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Short-term loans	$25,445,540	$(12,288,248)	$(292,466)	$238,982	$13,103,808
Long-term loans (current portion included)	32,165,336	(1,880,197)	556,777	(15,701)	30,826,215
Bonds payable (current portion included)	48,517,631	(7,500,000)	—	360,551	41,378,182
Guarantee deposits (current portion included)	564,576	88,131	13,086	—	665,793
Other financial liabilities-noncurrent	20,486,119	—	(456,551)	380,787	20,410,355

Note 1: Other non-cash changes mainly consisted of discount amortization measured by the EIR method.

Note 2: Please refer to Note 9 (6) for more details on other financial liabilities-noncurrent.

(27)	Deconsolidation of Subsidiaries

UNISTARS CORP. (UNISTARS)

As UMC’s subsidiary disposed of all of its shares of UNISTARS in December 2018, the Company lost control of UNISTARS, derecognizing the relevant assets and liabilities of UNISTARS at the date when the control is lost.

a.	Derecognized assets and liabilities mainly consisted of:

NT$ (In Thousands)
Assets
Cash and cash equivalents	$14,430
Notes and accounts receivable	18,239
Inventories	46,717
Property, plant and equipment	45,515
Others	2,365

127,266

Liabilities
Short-term loans	(34,313)
Payables	(29,309)
Current portion of long-term liabilities	(11,899)
Long-term loans	(5,502)
Others	(2,872)

(83,895)

Net assets of the subsidiary deconsolidated	$43,371

b.	Consideration received and loss recognized from the transaction:

NT$ (In Thousands)
Cash received	$4,617
Less: Net assets of the subsidiary deconsolidated	(43,371)
Add: Non-controlling interests	7,074
Less: Goodwill	(176)

Loss on disposal of subsidiary	$(31,856)

Loss on disposal of subsidiary for the year ended December 31, 2018 was recognized as other gains and losses in the consolidated statement of comprehensive income.

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary:

NT$ (In Thousands)
Cash received	$4,617
Net cash of subsidiary derecognized	(14,430)

Net cash outflow from deconsolidation	$(9,813)

7.	SIGNIFICANT RELATED PARTY TRANSACTIONS

a.	Significant intercompany transactions between consolidated entities were as follows:

For the year ended December 31, 2016

Entity	Counterparty	Transactions (Note 1)
		Account	Amount	Terms (Note 2)
			NT$ (In Thousands)
UMC	UMC-USA	Sales	$69,676,143	Net 60 days

UMC	UMC-USA	Accounts receivable	9,122,728	—

UMC	UMC GROUP JAPAN	Sales	4,056,027	Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	681,621	—

UMC	USCXM	Sales	379,332 (Note 3)	Net 30 days

UMC	USCXM	Accounts receivable	3,091,249	—

UMC	WAVETEK	Sales	148,266	Month-end 30 days

UMC	WAVETEK	Accounts receivable	337	—

HJ	UMC-USA	Sales	429,216	Net 60 days

HJ	UMC-USA	Accounts receivable	99,626	—

HJ	UMC GROUP JAPAN	Sales	161,809	Net 60 days

HJ	UMC GROUP JAPAN	Accounts receivable	30,294	—

For the year ended December 31, 2017

Entity	Counterparty	Transactions (Note 1)
		Account	Amount	Terms (Note 2)
			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$59,968,172	Net 60 days

UMC	UMC-USA	Accounts receivable	6,737,723	—

UMC	UMC GROUP JAPAN	Sales	4,212,523	Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	659,488	—

UMC	USCXM	Sales	998,899 (Note 4)	Net 30 days

UMC	USCXM	Accounts receivable	4,790,930	—

UMC	USCXM	Loan receivable	3,924,360	—

HJ	UMC-USA	Sales	214,147	Net 60 days

HJ	UMC-USA	Accounts receivable	35,498	—

HJ	UMC GROUP JAPAN	Sales	223,740	Net 60 days

HJ	UMC GROUP JAPAN	Accounts receivable	43,332	—

USCXM	UMC-USA	Sales	241,220	Net 60 days

USCXM	UMC-USA	Accounts receivable	141,272	—

For the year ended December 31, 2018

Entity	Counterparty	Transactions (Note 1)
		Account	Amount	Terms (Note 2)
			NT$ (In Thousands)

UMC	UMC-USA	Sales	$57,107,585	Net 60 days

UMC	UMC-USA	Accounts receivable	7,312,272	—

UMC	UMC GROUP JAPAN	Sales	4,159,637	Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	905,048	—

UMC	USCXM	Sales	1,356,567 (Note 4)	Net 30 days

UMC	USCXM	Accounts receivable	48,163	—

USCXM	UMC-USA	Sales	698,988	Net 60 days

USCXM	UMC-USA	Accounts receivable	120,678	—

HJ	UMC-USA	Sales	307,471	Net 60 days

HJ	UMC-USA	Accounts receivable	35,161	—

HJ	UMC GROUP JAPAN	Sales	272,218	Net 60 days

HJ	UMC GROUP JAPAN	Accounts receivable	61,971	—

Note 1:	The significant intercompany transactions listed above include downstream transactions.

Note 2:	The sales price to the above related parties was determined through mutual agreement in reference to market conditions.

Note 3:	UMC authorized technology licenses to its subsidiary, USCXM, in the amount of US$0.15 billion, which was recognized as deferred revenue and would be realized over time.

Note 4:	UMC authorized technology licenses to its subsidiary, USCXM, in the amount of US$0.35 billion, which was recognized as deferred revenue and would be realized over time.

b.	Significant transactions between the Company and other related parties were as follows:

(i)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its subsidiaries	Associate
JINING SUNRICH SOLARENERGY CORPORATION	Joint venture’s subsidiary
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
SUBTRON TECHNOLOGY CO., LTD.	Subsidiary’s supervisor
PHOTRONICS DNP MASK CORPORATION	Other related parties
TRIKNIGHT CAPITAL CORPORATION	Associate
CHUAN-FANG ZHUAN	Subsidiary’s director

(ii)	Operating revenues

	For the years ended December 31,
	2016	2017	2018
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Associates	$1,961,451	$1,357,720	$1,291,398
Joint ventures	13,122	12,465	4,277
Others	2,305	30,417	27,881

Total	$1,976,878	$1,400,602	$1,323,556

(iii)	Accounts receivable, net

	As of December 31,
	2017	2018
	NT$ (In Thousands)	NT$ (In Thousands)
Associates	$84,839	$134,646
Joint ventures	1,051	—
Others	7,908	4,266

Total	93,798	138,912
Less: Allowance for sales returns and discounts	(2,733)	—

Net	$91,065	$138,912

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection period for domestic sales to related parties was month-end 30~60 days, while the collection period for overseas sales was net 30~60 days.

(iv)	Refund liabilities (classified under other current liabilities)

As of December 31, 2018
NT$ (In Thousands)
Associates	$1,287
Others	71

Total	$1,358

(v)	Significant asset transactions

Acquisition of intangible assets

	Purchase price
	For the years ended December 31,
	2016	2017	2018
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Associates	$254,611	$322,808	$200,610

Acquisition of investments accounted for under the equity method

For the years ended December 31, 2016 and 2017: None.

			For the year ended December 31, 2018
	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$ (In Thousands)
Associates	84,000	Stock	$840,000

Disposal of subsidiary

For the years ended December 31, 2016 and 2017: None.

			For the year ended December 31, 2018
	Trading Volume (In thousands of shares)	Transaction underlying	Proceeds	Disposal (loss) gain
			NT$ (In Thousands)	NT$ (In Thousands)
Others	46,168	UNISTARS	$4,617	$(31,856)

Disposal of financial assets

			For the year ended December 31, 2017
	Trading Volume (In thousands of shares)	Transaction underlying	Proceeds	Disposal (loss) gain
			NT$ (In Thousands)	NT$ (In Thousands)
Others	6,489	ASIA PACIFIC MICROSYSTEMS, INC.	$50,745	$(13,753)

For the years ended December 31, 2016 and 2018: None.

(vi)	Others

Mask expenditure

	For the years ended December 31,
	2016	2017	2018
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Others	$—	$994,710	$1,750,088

Other payables of mask expenditure

	As of December 31,
	2016	2017	2018
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Others	$—	$580,789	$571,036

c.	Key management personnel compensation

	For the years ended December 31,
	2016	2017	2018
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Short-term employee benefits	$267,501	$271,554	$387,294
Post-employment benefits	2,773	3,478	4,660
Termination benefits	939	6,957	—
Share-based payment	10	68	293,857
Others	422	294	435

Total	$271,645	$282,351	$686,246

8.	ASSETS PLEDGED AS COLLATERAL

	As of December 31,
	2017	2018	Party to which asset(s) was pledged	Purpose of pledge
	NT$	NT$
	(In Thousands)	(In Thousands)
Refundable Deposits (Bank deposit and Time deposit)	$818,195	$961,198	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	246,008	237,358	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	20,991	19,579	Science Park Administration	Collateral for dormitory lease
Refundable Deposits (Time deposit)	800	—	Science Park Administration	Industry-university cooperative research project performance guarantees
Refundable Deposits (Time deposit)	37,084	37,084	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	—	1,000,000	Bank of China	Bank performance guarantee
Buildings	6,083,976	5,823,938	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	32,428,768	25,762,086	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Other noncurrent assets	323,001	309,108	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans

Total	$39,958,823	$34,150,351

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of December 31, 2018, amounts available under unused letters of credit for importing machinery and equipment was NT$0.4 billion.

(2)	As of December 31, 2018 the Company entrust financial institutes to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounted to NT$1.6 billion.

(3)

The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$12.1 billion. As of December 31, 2018, the portion of royalties and development fees not yet recognized was NT$1.2 billion.

(4)

The Company entered into several construction contracts for the expansion of its operations. As of December 31, 2018, these construction contracts amounted to approximately NT$3.1 billion and the portion of the contracts not yet recognized was approximately NT$0.9 billion.

(5)

The Company entered into several operating lease contracts for land and office. These renewable operating leases will expire in various years through 2038. Future minimum lease payments under those leases are as follows:

Year	As of December 31, 2018
NT$
(In Thousands)
2019	$600,876
2020	618,194
2021	608,434
2022	609,325
2023	578,203
2024 and thereafter	4,393,337

Total	$7,408,369

(6)

The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. As of December 31, 2018, the Company obtained R.O.C. government authority’s approval for the investment and invested RMB¥8.3 billion in USCXM, representing ownership interest of 65.22%. Furthermore, based on the agreement, UMC recognized a financial liability in other noncurrent liabilities for the purchase from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB ¥4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors. Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period. At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests. Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

(7)

On July 1, 2016, INTERNATIONAL BUSINESS MACHINES CORPORATION (IBM) filed a complaint in the United States District Court for the Southern District of New York alleging that UMC failed to pay the technology license fees in accordance with the technology license agreement and claimed US$10 million with interest of 12% per annum. UMC appealed a judgment issued on September 15, 2017 by the United States District Court of Southern District of New York for the subject matter. The United States Court of Appeals for the Second Circuit made a summary order on March 11, 2019, vacated part of the district court’s judgment and remanded the case. On March 27, 2019, UMC reached a US$3.8 million settlement with IBM and mutually withdrew the litigation. UMC accrued the settlement in current liabilities as of December 31, 2018.

(8)

On August 31, 2017, the Taichung District prosecutors office indicted UMC for the Trade Secret Act of the R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY INC. (MICRON). On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. The case is currently in progress and UMC has appointed counsels to prepare answers against these charges.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in questions, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court ruled against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The lawsuit filed by UMC is still on trial.

On November 1, 2018, the Department of Justice of the United States (DOJ) unsealed an indictment against UMC, FUJIAN JINHUA INTEGRATED CIRCUIT CO., LTD. (JINHUA), and three individuals, including one current employee and two former employees of UMC, alleging that UMC and others conspired to steal trade secrets of MICRON, and used that information to develop technology that was subsequently transferred to JINHUA. On the same day, the DOJ filed a civil complaint enjoining the aforementioned defendants from exporting to the United States any products containing DRAM manufactured by UMC or JINHUA and preventing the defendants from transferring the trade secrets to anyone else. The indictment and civil complaint are still on trial. UMC has suspended the joint technology development activities with JINHUA and appointed counsel to prepare answers against these charges. Given these litigations are still in the preliminary stages, UMC cannot assess the legal proceeding and probable outcome or impact.

10.	SIGNIFICANT SUBSEQUENT EVENTS

None.

11.	FINANCIAL RISK AND FAIR VALUE DISCLOSURES

(1)	Categories of financial instruments

	As of December 31,
Financial Assets	2017	2018
	NT$	NT$
	(In Thousands)	(In Thousands)
Non-derivative financial instruments
Financial assets at fair value through profit or loss	$876,318	$12,080,736

Financial assets at fair value through other comprehensive income	—	11,585,477

Available-for-sale financial assets	20,636,332	—

Financial assets measured at cost	2,218,472	—

Financial assets measured at amortized cost
Cash and cash equivalents (excludes cash on hand)	81,670,212	83,655,648
Receivables	22,149,072	24,583,451
Refundable deposits	1,903,041	2,757,399
Other financial assets	2,645,003	2,320,037

Subtotal	108,367,328	113,316,535

Derivative financial instruments
Financial assets at fair value through profit or loss	31,605	3,561

Total	$132,130,055	$136,986,309

	As of December 31,
Financial Liabilities	2017	2018
	NT$	NT$
	(In Thousands)	(In Thousands)
Non-derivative financial instruments
Financial liabilities measured at amortized cost
Short-term loans	$25,445,540	$13,103,808
Payables	24,274,413	23,559,548
Guarantee deposit (current portion included)	564,576	665,793
Bonds payable (current portion included)	48,517,631	41,378,182
Long-term loans (current portion included)	32,165,336	30,826,215
Other financial liabilities	20,486,119	20,523,099

Total	$151,453,615	$130,056,645

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

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. The Company designates certain forward currency contracts as cash flow hedges to hedge its exposure to foreign currency exchange risk associated with certain highly probable forecast transactions. On the basis of assessment, the Company expects that the value of forward currency exchange contracts and the value of the hedged transactions will change systematically in opposite directions for given changes in foreign exchange rates. Hedge ineffectiveness in these hedging relationships mainly arises from the counterparties’ credit risk, impacting the fair value movements of the hedging instruments and hedged items. No other sources of ineffectiveness emerged from these hedging relationships. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The Company designated certain forward exchange contracts, amounting to JPY 23 billion, to partially hedge foreign currency exchange rate risks associated with the highly probable purchase of the remaining outstanding shares of MIFS in JPY. The Company discontinued hedge accounting when the hedging instrument expired prior to December 31, 2018. The cash flow hedge reserve in other components of equity amounted to NT$(2) million as of December 31, 2018.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2016, 2017 and 2018 decreases/increases by NT$33 million, NT$1,330 million and NT$1,367 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2016, 2017 and 2018 increases/decreases by NT$3,781 million, NT$4,011 million and NT$2,624 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), 6(12) and 6(13) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2016, 2017 and 2018 to decrease/increase by NT$50 million, NT$58 million and NT$44 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the years ended December 31, 2016, 2017 and 2018 by NT$31 million, NT$33 million and NT$171 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the year ended December 31, 2018 by NT$408 million. A change of 5% in the price of the aforementioned available-for-sale financial instruments could increase/decrease the Company’s other comprehensive income for the years ended December 31, 2016, and 2017 by NT$976 million and NT$979 million, respectively.

(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of December 31, 2017 and 2018, accounts receivable from the top ten customers represent 54% and 54% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2017
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$25,622,430	$—	$—	$—	$25,622,430
Payables	23,807,378	—	—	104,755	23,912,133
Guarantee deposits	95,085	14,071	29,876	425,544	564,576
Bonds payable	26,321,530	5,564,967	10,590,265	8,689,971	51,166,733
Long-term loans	3,855,962	8,728,249	13,397,515	13,450,444	39,432,170
Other financial liabilities	—	—	13,402,849	8,935,552	22,338,401

Total	$79,702,385	$14,307,287	$37,420,505	$31,606,266	$163,036,443

	As of December 31, 2018
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$13,171,811	$—	$—	$—	$13,171,811
Payables	23,088,071	199,788	—	—	23,287,859
Guarantee deposits	52,890	154,787	15,385	442,731	665,793
Bonds payable	3,000,855	23,187,913	8,484,393	8,563,021	43,236,182
Long-term loans	4,036,260	10,997,829	17,209,849	4,765,719	37,009,657
Other financial liabilities	112,744	—	17,477,984	4,369,730	21,960,458

Total	$43,462,631	$34,540,317	$43,187,611	$18,141,201	$139,331,760

(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of December 31, 2017: None.

As of December 31, 2018

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 28 million	December 10, 2018~January 7, 2019

(7)	Fair value measurement

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

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$663,138	$22,175	$31,605	$716,918
Financial assets at fair value through profit or loss, noncurrent	174,760	16,245	—	191,005
Available-for-sale financial assets, noncurrent	10,959,194	—	9,677,138	20,636,332

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$493,481	$34,969	$—	$528,450
Financial assets at fair value through profit or loss, noncurrent	3,612,243	44,597	7,899,007	11,555,847
Financial assets at fair value through other comprehensive income, noncurrent	8,166,277	—	3,419,200	11,585,477

Fair values of financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income and available-for-sale financial assets that are categorized into Level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators. If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the years ended December 31, 2017 and 2018, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss	Available-for-sale financial assets
	Option	Common stock	Funds	Preferred stock	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2017	$—	$7,687,752	$942,296	$1,203,589	$9,833,637
Recognized in profit (loss)	31,605	(240,037)	(64,515)	(14,364)	(318,916)
Recognized in other comprehensive income (loss)	—	(551,004)	26,269	(32,081)	(556,816)
Acquisition	—	170,457	266,992	429,627	867,076
Disposal	—	(244,970)	—	—	(244,970)
Return of Capital	—	—	(6,369)	—	(6,369)
Transfer to Level 3	—	87,830	—	342,832	430,662
Transfer out of Level 3	—	(181,637)	—	—	(181,637)
Exchange effect	—	(34,072)	(47,264)	(64,193)	(145,529)

As of December 31, 2017	$31,605	$6,694,319	$1,117,409	$1,865,410	$9,677,138

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income (loss)
	Option	Common stock	Preferred stock	Funds	Total	Common stock	Preferred stock	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2018	$31,605	$3,832,537	$2,994,294	$1,183,940	$8,042,376	$3,350,694	$233,326	$3,584,020
Recognized in profit (loss)	(31,605)	(3,356)	(394,931)	69,827	(360,065)	—	—	—
Recognized in other comprehensive loss	—	—	—	—	—	(115,520)	(49,300)	(164,820)
Acquisition	—	140,338	630,626	577,347	1,348,311	—	—	—
Disposal	—	(468,337)	(310,025)	—	(778,362)	—	—	—
Return of capital	—	(22,954)	—	—	(22,954)	—	—	—
Transfer to Level 3	—	22,050	—	—	22,050	—	—	—
Transfer out of Level 3	—	(442,138)	—	—	(442,138)	—	—	—
Exchange effect	—	19,551	51,564	18,674	89,789	—	—	—

As of December 31, 2018	$—	$3,077,691	$2,971,528	$1,849,788	$7,899,007	$3,235,174	$184,026	$3,419,200

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

The total losses of NT$331 million, NT$286 million and NT$203 million for the years ended December 31, 2016, 2017 and 2018, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follow:

As of December 31, 2017
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	20%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s other comprehensive income (loss) for the year ended December 31, 2017 by NT$401 million.

As of December 31, 2018
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	15%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit or loss and other comprehensive income (loss) for the year ended December 31, 2018 by NT$309 million and by NT$241 million, respectively.

b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:

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

As of December 31, 2017

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Bonds payables (current portion included)	$49,342,714	$31,422,772	$17,919,942	$—	$48,517,631
Long-term loans (current portion included)	32,165,336	—	32,165,336	—	32,165,336

As of December 31, 2018

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Bonds payables (current portion included)	$41,714,368	$23,929,019	$17,785,349	$—	$41,378,182
Long-term loans (current portion included)	30,826,215	—	30,826,215	—	30,826,215

12.	OPERATING SEGMENT INFORMATION

(1)

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company is organized into business units based on its products and services. As of December 31, 2018, the Company had the following segments: wafer fabrication and new business. There were no material differences between the accounting policies described in Note 4 and those applied by the operating segments. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the years ended December 31, 2016, 2017 and 2018 were as follows:

	For the year ended December 31, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Operating revenues from external customers	$147,444,265	$425,859	$147,870,124	$—	$147,870,124
Operating revenues from sales among intersegments	—	6,547	6,547	(6,547)	—
Segment net income (loss), net of tax	4,218,948	(1,661,885)	2,557,063	1,611,499	4,168,562
Capital expenditure	91,542,436	18,203	91,560,639	—	91,560,639
Depreciation	49,288,201	402,834	49,691,035	—	49,691,035
Share of profit or loss of associates and joint ventures	(1,285,380)	(210,746)	(1,496,126)	1,180,460	(315,666)
Income tax expense (benefit)	992,580	(9,017)	983,563	(431,039)	552,524
Impairment loss	1,296,529	781,045	2,077,574	—	2,077,574

	For the year ended December 31, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Operating revenues from external customers	$148,939,836	$344,870	$149,284,706	$—	$149,284,706
Operating revenues from sales among intersegments	—	13,600	13,600	(13,600)	—
Segment net income (loss), net of tax	6,728,620	(665,895)	6,062,725	616,504	6,679,229
Capital expenditure	44,229,488	6,788	44,236,276	—	44,236,276
Depreciation	50,737,240	227,880	50,965,120	—	50,965,120
Share of profit or loss of associates and joint ventures	(258,959)	(32,619)	(291,578)	449,415	157,837
Income tax expense	1,167,154	3	1,167,157	(174,676)	992,481
Impairment loss	632,207	318,128	950,335	—	950,335

	For the year ended December 31, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Operating revenues from external customers	$151,023,932	$228,639	$151,252,571	$—	$151,252,571
Operating revenues from sales among intersegments	—	19,290	19,290	(19,290)	—
Segment net income (loss), net of tax	2,688,331	(602,809)	2,085,522	1,162,275	3,247,797
Capital expenditure	19,589,770	305	19,590,075	—	19,590,075
Depreciation	49,777,242	171,347	49,948,589	—	49,948,589
Share of profit or loss of associates and joint ventures	(1,201,986)	(23,245)	(1,225,231)	608,566	(616,665)
Income tax expense (benefit)	(456,058)	(2,595)	(458,653)	(671,224)	(1,129,877)
Impairment loss	46,225	—	46,225	—	46,225

	As of December 31, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Segment assets	$392,370,323	$3,030,057	$395,400,380	$(4,268,160)	$391,132,220

Segment liabilities	$178,362,985	$1,700,045	$180,063,030	$1,448,192	$181,511,222

	As of December 31, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Segment assets	$363,529,040	$1,263,368	$364,792,408	$(2,195,179)	$362,597,229

Segment liabilities	$157,000,054	$1,068,722	$158,068,776	$130,970	$158,199,746

Note: The adjustments primarily consisted of intragroup elimination entries and GAAP difference adjustments.

(2)	Geographic information

Non-current assets

	As of December 31,
	2017	2018
	NT$	NT$
	(In Thousands)	(In Thousands)
Taiwan	$114,047,141	$90,046,190
Singapore	18,501,088	16,881,746
China (includes Hong Kong)	80,180,759	73,627,957
USA	29,866	31,919
Europe	165,590	155,489
Others	60	232

Total	$212,924,504	$180,743,533

Non-current assets include property, plant and equipment, intangible assets, prepayment for equipment and other noncurrent assets.

(3)	Major customers

Individual customers accounting for at least 10% of operating revenues for the years ended December 31, 2016, 2017 and 2018 were as follows:

	For the years ended December 31,
	2016	2017	2018
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Customer A from wafer fabrication segment	$13,324,560	$15,632,722	$15,357,470
Customer B from wafer fabrication segment	20,816,001	10,499,880	5,057,335

Total	$34,140,561	$26,132,602	$20,414,805

13.	CAPITAL MANAGEMENT

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

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of December 31, 2017 and 2018 were as follows:

	As of December 31,
	2017	2018
	NT$	NT$
	(In Thousands)	(In Thousands)
Total liabilities	$181,511,222	$158,199,746
Less: Cash and cash equivalents	(81,674,572)	(83,661,739)

Net debt	99,836,650	74,538,007
Total equity	209,620,998	204,397,483

Total capital	$309,457,648	$278,935,490

Debt to capital ratios	32.26%	26.72%