Form 20-F
period 2019-12-31
UNITED MICROELECTRONICS CORP
filed 2020-04-28
CIK 1033767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Chitung Liu, +886-2-2658-9168, chitung liu@umc.com,

8F, No. 68, Section 1, Neihu Road., Taipei 11493, Taiwan R.O.C.

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, as evidenced by American Depositary Receipts, each representing 5 Common Shares	UMC	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

11,724,318,715 Common Shares of Registrant issued as of December 31, 2019

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

FISCAL YEAR ENDED DECEMBER 31, 2019

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

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$”, “US$” and “U.S. dollars” mean United States dollars, “¥” means Japanese Yen, “RMB¥” means Renminbi, “SGD” means Singapore Dollar and “€” means EURO.

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

You can identify forward looking statements by the fact that they do not relate strictly to historical or current facts. The words “may”, “will”, “is/are likely to”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions are intended to identify a number of these forward-looking statements. Forward-looking statements in this Form 20-F include, but are not limited to, statements regarding our business strategies and future plans, anticipated business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the capabilities of our technologies and manufacturing process, technological upgrades, investment in research and development, future market demand, regulatory or other developments in our industry, business expansion plans or new investments as well as business acquisitions and financing plans. Please see “Item 3. Key Information—Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements. We do not and will not undertake the obligation to update or revise any forward-looking statements contained in this annual report whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

GLOSSARY

AMS	Analog/mixed-signal

ASIC	Application Specific Integrated Circuit. A custom-designed integrated circuit that performs specific functions which would otherwise require a number of off-the-shelf integrated circuits to perform.

BCD	Bipolar- Complementary Metal Oxide Semiconductor (“CMOS”)- Double Diffused Metal Oxide Semiconductor (“DMOS”). An integrated circuit and is one of the most important components for power management integration circuits.

BSI-CSI	Back-Side Illuminated CMOS Image Sensor, which is recently used for mobile product image sensor with better performance and thinner chip.

Cell	Semiconductor structure in an electrical state which can store a bit of information, mainly used as the building block of memory array.

Die	A piece of a semiconductor wafer containing the circuitry of an unpackaged single chip.

DRAM	Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity hundreds of times per second or else it will fade away.

eFlash	Embedded Flash Nonvolatile Memory. Used for most SoC (“System-on-Chip”) applications and has faster speed and enhanced security.

eHV	Embedded High Voltage Device. Used for Liquid Crystal Display (“LCD”) driver circuit to drive LCD devices.

FinFET	Fin Field-Effect Transistor.

FPGA	Field Programmable Gate Array. A programmable integrated circuit.

Integrated Circuit	Entire electronic circuit built on a single piece of solid substrate and enclosed in a small package. The package is equipped with leads needed to electrically integrate the integrated circuit with a larger electronic system. Monolithic and hybrid integrated circuits are distinguished by the type of substrate used.

Interconnect	The conductive path made from copper or aluminum that is required to achieve connection from one circuit element to the other circuit elements within a circuit.

Mask or Photomask	A piece of glass on which an integrated circuit circuitry design is laid out.

MCU	Microcontroller unit, a small computer on a single integrated circuit, containing one or more central processing units along with memory and programmable input/output peripherals.

Memory	A group of integrated circuits that a computer uses to store data and programs, such as ROM, RAM, DRAM and SRAM.

Micron	A unit of spatial measurement that is one-millionth of a meter.

MRAM	Magnetic Random Access Memory

Nanometer	A unit of spatial measurement that is one-billionth of a meter.

PC	Personal computer.

RAM	Random Access Memory. A type of volatile memory forming the main memory of a computer where applications and files are run.

ReRAM	Resistive Random Access Memory

RF-SOI	Radio Frequency Silicon on Insulator

ROM	Read-Only Memory. Memory that is programmed by the manufacturer and cannot be changed. Typically, ROM is used to provide start-up data when a computer is first turned on.

Scanner	A photolithography tool used in the production of semiconductor devices. This camera-like step-and-scan tool projects the image of a circuit from a master image onto a photosensitized silicon wafer.

Semiconductor	A material with electrical conducting properties in between those of metals and insulators. Essentially, semiconductors transmit electricity only under certain circumstances, such as when given a positive or negative electric charge. Therefore, a semiconductor’s ability to conduct can be turned on or off by manipulating those charges and this allows the semiconductor to act as an electric switch. The most common semiconductor material is silicon, used as the base of most semiconductor chips today because it is relatively inexpensive and easy to create.

SoC	System-on-Chip. A chip that incorporates functions currently performed by several chips on a cost effective basis.

SOI	Silicon-On-Insulator. Silicon wafer consisting of a thin layer of oxide, on top of which semiconductor devices are built.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Transistor	Tri-terminal semiconductor device in which input signal (voltage or current depending on the type of transistor) controls output current. An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products which lose their data content when the power supply is switched off.

Wafer	Thin, round, flat piece of silicon that is the base of most integrated circuits.

8-inch wafer equivalents	Standard unit describing the equivalent amount of 8-inch wafers produced after conversion, used to quantify levels of wafer production for purposes of comparison. Figures of 8-inch wafer equivalents are derived by converting the number of wafers of all dimensions (e.g., 6-inch, 8-inch and 12-inch) into their equivalent figures for 8-inch wafers. 100 6-inch wafers are equivalent to 56.25 8-inch wafers. 100 12-inch wafers are equivalent to 225 8-inch wafers.

PART I.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated balance sheets data as of December 31, 2018 and 2019 and the selected consolidated statements of comprehensive income data for the years ended December 31, 2017, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this annual report. In accordance with the requirements of the Taiwan Financial Supervisory Commission, or FSC, beginning on January 1, 2013, we have adopted Taiwan-IFRSs, which is translated and published by Accounting Research and Development Foundation, or ARDF, referred to as “TIFRSs” for reporting our annual and interim consolidated financial statements in the R.O.C. At the same time, we have adopted IFRSs as issued by the IASB for our annual reports on Form 20-F with the U.S. SEC beginning with the year ended December 31, 2013. However, since January 1, 2013, we only prepare our interim unaudited quarterly financial statements under TIFRSs, which are furnished to the United States Securities and Exchange Commission (“SEC”) on Form 6-K. The selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 and the selected consolidated statements of comprehensive income data for the years ended December 31, 2015 and 2016 are derived from our audited consolidated financial statements not included in this annual report.

In accordance with rule amendments adopted by the SEC for foreign private issuers reporting under IFRSs, we are not required to provide reconciliations to U.S. GAAP in this annual report following our adoption of IFRSs.

The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those statements included in this annual report.

	Years Ended December 31,
	2015	2016	2017	2018	2019
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data
Operating revenues	144,830	147,870	149,285	151,253	148,202	4,955
Operating costs	(113,061)	(117,491)	(122,227)	(128,413)	(126,887)	(4,242)

Gross profit	31,769	30,379	27,058	22,840	21,315	713
Operating expenses	(19,969)	(23,922)	(22,143)	(22,277)	(21,614)	(723)
Net other operating income and expenses	(964)	(263)	1,653	5,117	5,182	173

Operating income	10,836	6,194	6,568	5,680	4,883	163
Non-operating income and expenses	2,833	(1,473)	1,104	(3,562)	(77)	(2)

Income from continuing operations before income tax	13,669	4,721	7,672	2,118	4,806	161
Income tax benefit (expense)	(1,028)	(553)	(993)	1,130	(230)	(8)

Net income	12,641	4,168	6,679	3,248	4,576	153
Total other comprehensive income (loss), net of tax	(1,065)	(4,024)	(4,815)	835	2,778	93

Total comprehensive income	11,576	144	1,864	4,083	7,354	246

Net income attributable to:
Stockholders of the parent	13,254	8,621	9,676	7,678	8,155	273
Non-controlling interests	(613)	(4,453)	(2,997)	(4,430)	(3,579)	(120)

Total comprehensive income attributable to:
Stockholders of the parent	12,251	4,629	4,973	8,617	10,948	366
Non-controlling interests	(675)	(4,485)	(3,109)	(4,534)	(3,594)	(120)

Earnings per share: (1)
Basic	1.07	0.71	0.81	0.65	0.71	0.02
Diluted (2)	1.02	0.67	0.75	0.60	0.65	0.02
Common shares used in earnings per share calculation:
Basic	12,336	12,099	11,995	11,890	11,565	11,565
Diluted (2)	13,171	13,350	13,273	13,271	12,951	12,951
Earnings per ADS equivalent:
Basic	5.37	3.56	4.03	3.23	3.53	0.12
Diluted (2)	5.10	3.33	3.75	3.00	3.26	0.11

	As of December 31,
	2015	2016	2017	2018	2019
	NT$	NT$	NT$	NT$	NT$	US$
Consolidated Balance Sheets Data
Total assets	335,354	384,227	391,132	362,597	366,262	12,245
Total liabilities	110,502	169,281	181,511	158,200	163,348	5,461
Stockholders’ equity	224,852	214,946	209,621	204,397	202,914	6,784
Capital stock (3)	127,581	126,243	126,243	124,243	117,576	3,931
Dividends declared per share (4)	0.55	0.55	0.50	0.70	0.58	0.02

	Years Ended December 31,
	2015	2016	2017	2018	2019
	NT$	NT$	NT$	NT$	NT$	US$
Segment Data (5)
Operating revenues
Wafer fabrication	141,705	147,444	148,940	151,024	148,124	4,952
New business	3,125	426	345	229	78	3

	Years Ended December 31,
	2015	2016	2017	2018	2019
	NT$	NT$	NT$	NT$	NT$	US$
Net income (loss) (6)
Wafer fabrication	13,570	4,219	6,729	2,688	6,157	206
New business	(1,731)	(1,662)	(666)	(603)	(442)	(15)

(1)	Earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the year.
(2)	Diluted securities include convertible bonds, employee stock options and employees’ compensation, if any.
(3)	Changes to the number of the capital common shares are primarily caused by the share-based payment transactions and the cancellation of treasury stocks, if any.
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

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$29.91 to US$1.00, which was the foreign exchange rate on December 31, 2019 as released by the Board of Governors of the Federal Reserve System. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate.

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

Risks Related to Our Business and Financial Condition

Any global systemic political, economic and financial crisis could negatively affect our business, results of operations, and financial condition.

In recent times, several major systemic economic and financial crises negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our goods and services. In addition, these crises may cause a number of indirect effects such as undermining the ability of our customers to remain competitive when faced with the financial and economic challenges created by insolvent countries and companies struggling to survive in the wake of these crises. For example, there could be in the future knock-on effects from these types of crises on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products; customer insolvencies; and counterparty failures negatively impacting our treasury operations. Any future systemic political, economic or financial crises could cause revenues for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial condition of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could increase our operating expenses and therefore reduce our operating income and net income. Any disruption in global trade conditions such as the increase in tariffs or the escalation of regional trade tension will indirectly impact global business environment which may adversely impact our business, results of operations and financial condition.

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

Our revenues, expenses and results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations have at times in the past been negatively affected by, and are expected to continue to be subject to the risk of the following factors:

•	the seasonality and cyclical nature of both the semiconductor industry and the markets served by our customers;

•	our customers’ adjustments in their inventory;

•	the loss of a key customer or the postponement of orders from a key customer;

•	the rescheduling and cancellation of large orders;

•	our ability to obtain equipment, raw materials, electricity, water and other required utilities on a timely and economic basis;

•	outbreaks of contagious diseases, including but not limited to severe acute respiratory syndrome, avian flu, COVID-19, swine flu and Zika virus;

•	regulatory development and changes affecting our business operations globally;

•	environmental events, such as fires and earthquakes, or industrial accidents; and

•	technological changes.

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

Our customers generally use the semiconductors produced in our fabs in a wide variety of applications. We derive a significant percentage of our operating revenues from customers who use our manufacturing services to make semiconductors for communication devices, consumer electronics, PCs and other computers. The semiconductor industry experienced several downturns due to recent major financial crises and natural disasters. These downturns resulted in a reduced demand for our services and hence decreased our revenues and earnings. Any significant decrease in the demand for communication devices, consumer electronics, PCs or other computers may further decrease the demand for our services. In addition, if the average selling price of communication devices, consumer electronics, PCs or other computers decline significantly, we will be pressured to further reduce our selling prices, which may reduce our revenues and, therefore, reduce our margins significantly. As demonstrated by downturns in demand for high technology products in the past, market conditions can change rapidly, without apparent warning or advance notice. In such instances, our customers will experience inventory buildup and/or difficulties in selling their products and, in turn, will reduce or cancel orders for wafers from us. The timing, severity and recovery of these downturns cannot be predicted accurately or at all. When they occur, our business, profitability and price of the common shares and ADSs are likely to suffer. In addition, we may not be able to verify or guarantee the creditworthiness of some of our customers. If customers fail to make payments on a timely basis and accumulate substantial accounts receivable, we may not be able to collect payments or may incur substantial costs and expenses to pursue legal remedies to recover such losses, which may have an adverse effect on our financial conditions and results of operations.

Overcapacity in the semiconductor industry may reduce our revenues, earnings and margins.

The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. For example, in light of the current market conditions, some companies, including our largest competitors, have announced plans to increase capacity expenditures significantly. We believe such plans, if carried out as planned, will increase the industry-wide capacity and are likely to result in overcapacity in the future. In periods of overcapacity, if we are unable to offset the adverse effects of overcapacity through, among other things, our technology and product mix, we may have to lower the prices we charge our customers for our services and/or we may have to operate at significantly less than full capacity. Such actions could reduce our margin and profitability and weaken our financial condition and results of operations. We cannot give any assurance that an increase in the demand for foundry services in the future will not lead to overcapacity in the near future, which could materially adversely affect our revenues, earnings and margins.

Any problem in the semiconductor outsourcing infrastructure can adversely affect our operating revenues and profitability.

Many of our customers depend on third parties to provide mask tooling, assembly and test services, and we and our customers may not be able to control or direct such third parties to provide these services timely or at costs reasonable to our customers. If these customers cannot timely obtain these services on reasonable terms, they may not order any foundry services from us. This may significantly reduce our operating revenues and negatively affect our profitability.

We may be unable to implement new technologies as they become available, which may result in the decrease of our profitability and the loss of customers and market share.

The semiconductor industry is developing rapidly and the related technology is constantly evolving. If we do not anticipate the technology evolution and rapidly adopt new and innovative technology, we may not be able to produce sufficiently advanced services at competitive prices. There is a risk that our competitors may adopt new technology before we do, resulting in our loss of market share. If we are unable to begin offering advanced services and processes on a competitive and timely basis, we may lose customers to our competitors providing similar technologies, which may cause our operating revenues to decline unless we can replace lost customers with new customers. In addition, the market prices for advanced technology and services tend to fall over time. As a result, if we are unable to offer new advanced services and processes on a competitive and timely basis, we may need to reduce prices that we set for our existing services and processes, which would have a negative effect on our profitability. We also depend upon the introduction of new technologies on a timely basis in order to benefit from the relatively higher prices such new technologies offer in the earlier stages of their life cycles. If we are unable to introduce new technologies on a timely and competitive basis, we may not be able to benefit from the relatively higher prices for new technologies, and our average selling price and profits would decrease accordingly.

We may be unable to provide leading technology to our customers if we lose the support of our technology partners.

Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through internal research and development and alliances with other companies. In addition to our internal research and development team focused on developing new and improved semiconductor manufacturing process technologies, we are also dependent on some of our technology partners to advance certain process technology portfolios. In addition, we currently have patent cross-licensing agreements with several companies, including International Business Machines Corporation, or IBM. Some mask and equipment vendors also supply our technology development teams with masks and equipment needed to develop more advanced processing technologies. If we are unable to continue any of our joint development arrangements, patent cross-licensing agreements and other agreements, on mutually beneficial economic terms, if we re-evaluate the technological and economic benefits of such relationships, if we are unable to enter into new technology alliances and arrangements with other leading and specialty semiconductor companies, or if we fail to secure masks and equipment from our vendors in a timely manner sufficient to support our ongoing technology development, we may be unable to continue providing our customers with leading edge mass-producible process technologies and may, as a result, lose important customers, which would have a materially adverse effect on our businesses, results of operations and financial condition.

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

Any outbreak of contagious diseases, such as the recent COVID-19 epidemics, may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

Any outbreak of contagious diseases, including but not limited to COVID-19, Zika virus, Ebola virus, avian or swine influenza or severe acute respiratory syndrome, may disrupt our ability to adequately staff our business and may generally disrupt our operations. The recent outbreak of COVID-19 epidemic in China is spreading globally and expected to adversely affect the economic conditions in Asia and throughout the world. The outbreak has slowed the economic growth in China and other regions of the world where we and our customers operate, which will negatively impact the global supply chain, market and economies. We have significant operations in China, Taiwan and the Asia Pacific region, including supply chain and manufacturing facilities and sales and marketing channels. If such outbreak continues, we may experience a decline of sales activities and customer orders; reduction of operation and workforce at our fabs; difficulties in international travels and communications; regulatory restrictions; reduction of research and development activities; and other risks resulting from the outbreak. Any of these factors may adversely affect our business, financial conditions and results of operations.

In addition, if any of our employees is suspected of having contracted COVID-19 or any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. Therefore, we may have to temporarily suspend part of or all of our operations. Furthermore, government actions to contain the outbreak may restrict the level of economic activities in affected regions, including Taiwan, and affect the willingness and ability of our employees and customers to travel, which may also adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

Our business may suffer if we cannot compete successfully in our industry.

The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation and Globalfoundries Inc., as well as the foundry operation services of some integrated device manufacturers, such as IBM, Intel, Samsung Electronics, or Samsung, and Toshiba Corporation, or Toshiba. Integrated device manufacturers principally manufacture and sell their own proprietary semiconductor products, but may also offer foundry services. Other competitors such as Dongbu Anam Semiconductor, Grace Semiconductor Manufacturing Corp., X-FAB Semiconductors Foundries AG and Silterra Malaysia Sdn. Bhd. have initiated efforts to expand and develop substantial additional foundry capacity. New entrants and consolidations in the foundry business are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. Some of our competitors have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

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

We have been largely dependent on a small number of customers for a substantial portion of our business. In 2019, our top ten customers accounted for 51.3% of our operating revenues. We expect that we will continue to depend upon a relatively limited number of customers for a significant portion of our operating revenues. We cannot assure you that our operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to any of these customers could significantly reduce our operating revenues.

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

Moreover, the increasing trend in mergers and acquisitions activities in the semiconductor industry could reduce total available customer base, which could potentially result in a loss of customers.

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

We are required to comply with the R.O.C and the U.S. securities laws and regulations in connection with internal controls. As a public company in the United States, our management is required to assess the effectiveness of our internal control over financial reporting using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or the COSO criteria, as required by Section 404 of the Sarbanes-Oxley Act of 2002. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may decline to issue an opinion as to the effectiveness of our internal control over financial reporting, or may issue a report that is qualified or adverse. During the course of the evaluation of internal control over financial reporting, we or our independent registered public accounting firm may identify control deficiencies that we may not be able to remediate prior to the date of our first assessment of internal control over financial reporting. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements or prevent fraud, which in turn could harm our business and negatively impact the trading price of our shares.

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

We may decide to make strategic acquisitions of other companies, assets or businesses and such acquisitions introduce significant risks and uncertainties, including risks related to integrating the acquired assets or businesses.

In order to position ourselves to take advantage of growth opportunities, we have made, and may continue to make, certain strategic acquisitions, mergers and alliances that involve significant risks and uncertainties. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require efficient integration and aligning of product offerings and manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. Furthermore, there is no guarantee that we will be able to identify a viable target for strategic acquisition, and we may incur significant costs and resources in such effort that may not result in a successful acquisition. In addition, we may also issue equity securities to pay for future acquisitions or alliances, which could be dilutive to existing shareholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could impose restrictions on our business operations and harm our operating results.

We may not be able to fully realize the expected benefits from the acquisition of USJC and the operation of USJC may subject us to additional risks.

In October 2019, we closed a transaction to acquire Fujitsu’s interest in Mie Fujitsu Semiconductor Limited, or MIFS. Upon the closure of such transaction, MIFS was later renamed United Semiconductor Japan Corporation LTD., or USJC, and became one of our wholly-owned subsidiaries. There is a large number of processes, policies, procedures, operations, technologies and systems at USJC and UMC that must be integrated, including accounting and finance, payroll, revenue management, commercial operations, risk management and employee benefits. We expect to incur significant expenses and costs to complete the integration process which may adversely affect our financial performance. The integration of newly acquired businesses will also require a significant amount of time and attention from management. Moreover, even if we were able to fully integrate the business operations of USJC successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from this integration or that these benefits will be achieved within a reasonable period of time. Delays in integrating USJC, which could be caused by factors outside of our control, could adversely affect the intended benefits of our business, financial results, financial condition and stock price. In addition, the acquisition may subject us to additional operational and financial risks, including the following:

•	uncertainties in the business relationships with our collaborators and suppliers;

•	loss of customers and uncertainties with continuation of customer relationships previously held by MIFS;

•	additional capital expenditures required to upgrade and operate the new fab;

•	additional costs relating to compliance with rules and regulations in Japan;

•	failure to achieve appropriate manufacturing yields or products to meet our or our customers’ specifications, and problems in ramping production and installing new equipment; and

•	loss of employees or labor issue.

Any of these risks may prevent us from realizing the benefits of the acquisition or reduce our ability to achieve profitability at the fab, which may have an adverse effect on our financial condition and results of operations.

Currency fluctuations could increase our costs relative to our revenues, which could adversely affect our profitability.

More than half of our operating revenues are denominated in currencies other than New Taiwan dollars, primarily in U.S. dollars. On the other hand, more than half of our costs of direct labor, raw materials and overhead are incurred in New Taiwan dollars. Although historically we hedged a portion of the resulting net foreign exchange position through the use of foreign exchange spot transactions, or currency forward contracts, we are still affected by fluctuations in foreign exchange rates among the U.S. dollar, the New Taiwan dollar and other currencies. Any significant fluctuation in exchange rates may impact on our financial condition and the U.S. dollar value of the ADSs and the U.S. dollar value of any cash dividends we distributed, which could have an adverse effect on the market price of the ADSs.

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

In addition, from time to time we may reject materials that do not meet our specifications and quality standards, resulting in declines in output or manufacturing yields. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and other supplies in a timely manner. If the supply of materials is substantially diminished or if there are significant increases in the costs of raw materials, we may be forced to incur additional costs to acquire sufficient quantities of raw materials to sustain our operations, which may increase our marginal costs and reduce profitability.

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

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and may therefore be subject to the risk of loss arising from fires. The risk of fire associated with these materials cannot be completely eliminated. We maintain insurance policies to reduce losses caused by fire, including business interruption insurance. However, our insurance coverage is subject to deductibles and self-insured retention and may not be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of a fire, it would temporarily reduce manufacturing capacity and reduce revenues.

We and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

Most of our assets and many of our customers and suppliers are located in certain parts of Taiwan. Our operations and the operations of our customers and suppliers are vulnerable to earthquakes, floods, droughts, power losses and similar events that affect the locations of our operations. The occurrence of any of these events could interrupt our services and cause severe damages to wafers in process, or cause significant business disruptions. For example, in early 2016, we experienced a severe earthquake which adversely affected our wafer manufacturing operations at our 300mm Fab 12A in Taiwan. Although we had adopted practices in compliance with ISO 22301 business continuity standards which ensured the safety of our employees and minimized supply disruptions resulting from the earthquake and we recovered partially the losses resulting for this earthquake from our insurance policy, there is no guarantee that our business continuity practices will always be effective. There is also no guarantee that any future damages or business loss from severe natural disasters will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient. Furthermore, the cost of insurance policies may increase in the future that will make it more expensive for us to obtain and maintain adequate insurance policies. In addition, our manufacturing facilities have occasionally experienced insufficient power supplies, and our operations have been disrupted.

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

There is increasing concern that climate change is occurring and may have dramatic effects on human activity without aggressive remediation steps. A modest change in temperature would result in increased coastal flooding, changing precipitation patterns and increasing risk of extinction for the world’s species. Public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs, which raised stakeholder’s concern and caused several international standards and questionnaires being revised to request enterprises disclosing their climate-related risks and financial impacts. Consequently, our climate change risk assessment tool was developed and related departments participated in the identification work. Our top three climate change risks in recent five years are identified as “electricity price rising and imposition of carbon tax caused by energy policy,” “increasing pressure of green investment” and “typhoon influences water supply,” which indicates that the carbon related risks will result in extra cost and have great influence on our operation.

We have a state-of-the-art 12-inch wafer fab in Singapore. The Singapore government introduced a carbon tax from 2019 onwards, making it the first country in Southeast Asia to promote this measure. In Taiwan, there are additional sub-laws to the Greenhouse Gas Reduction and Management Act and a revised Renewable Energy Development Act that stipulate fines for greenhouse gas GHG emissions exceeding the total controlled amount, and either mandatory green electricity certification purchase or payment for inadequate proportion of green electricity use. We have transformed the carbon emissions into potential carbon costs based on the analysis of the carbon risk scenarios of each fab, and have actively carried out a phased greenhouse gas reduction plan. The measures for the use of clean energy include the reduction of raw materials, setting of high-efficiency greenhouse gas breakdown equipment, etc., and building solar energy systems. We take an aggressive stance in reducing the impact of carbon emissions and taxes, enhancing its operational competitive advantage.

Disruptions in the international trading environment may seriously decrease our international sales.

A substantial portion of our operating revenues is derived from sales to customers located in countries other than the countries where our fabs are located. We operated fabs in Taiwan, Singapore, China and we acquired Japan fab in 2019. For the years ended December 31, 2017, 2018 and 2019, we generated approximately 33.9%, 35.0% and 27.9% of our operating revenues, respectively, from countries other than those where our fabs are located. We expect sales to customers from countries outside of Taiwan, Singapore, China and Japan will continue to represent a significant portion of our operating revenues. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tariff, tax laws, import duties, export control and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

These disruptions in the international trading environment affect the demand for our manufacturing services and change the terms upon which we provide our manufacturing services overseas, which could seriously decrease our international sales.

Political, Economic Regulatory and Legal Risks

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

The ongoing legal proceedings with U.S. government and related litigation may adversely affect our business operations and financial conditions.

In November 2018 the Department of Justice of the United States, or DOJ, unsealed an indictment against UMC, Fujian Jinhua Integrated Circuit Co., Ltd. or Jinhua, and three individuals, including one current employee and two former employees of UMC, alleging that UMC and others conspired to steal trade secrets of Micron, and used that information to develop technology that was subsequently transferred to Jinhua. DOJ also filed a civil complaint enjoining the aforementioned defendants from exporting to the U.S. any products containing DRAM manufactured by us or Jinhua and preventing the defendants from transferring the trade secrets to anyone else. As a result of this DOJ legal proceeding, in September 2019, a shareholder securities class action law suit was filed in the United States District Court Southern District of New York against us and certain of our senior officials on the count of violation of Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder.

As a result of the legal proceeding at DOJ and the shareholder litigation, we have incurred significant costs to defend and respond to these actions, including substantial legal fees, which has adversely affected our results of operations. We expect to continue to incur substantial costs as these litigations continue, and there is no guarantee that we will be able to reach a resolution in a timely manner, and a protracted litigation will increase our costs significantly. Furthermore, there is no assurance that we will be able to resolve or settle with DOJ in the litigation, and even if we are able to reach a settlement, we may be required to pay a substantial sum in fine and/or, which may adversely affect our financial conditions and results of operation. Moreover, the DOJ litigation may negatively impact our reputation and make it more difficult for us to conduct business operations in the U.S. and China, including loss of customers and increased costs to implement compliance or control measures in response to U.S. government’s inquiries.

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

Many industries rely on materials which are subject to regulations concerning certain minerals sourced from the Democratic Republic of Congo, or the DRC, or adjoining countries, including: Sudan; Uganda; Rwanda; Burundi; United Republic of Tanzania; Zambia; Angola; Congo; and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. Under present U.S. regulations, we and our customers are required to survey and disclose whether our processes or products use or rely on conflict materials. On August 22, 2012, the U.S. SEC adopted the final rule for disclosing the use of conflict minerals that require companies similar to us to make a report in a type and format similar to Form SD to disclose the use of conflict materials on an annual basis on or prior to May 31 each year. We have filed the conflict mineral disclosure report every year since 2014. In order to comply with the aforementioned rules and regulations promulgated by the U.S. SEC, we will continue to verify the relevant information with our vendors and file the required report but we cannot assure you that we will be able to collect all the information required to comply with such regulations. Accordingly, we cannot assure you that we will continue to be able to obtain adequate supplies of materials needed in our production from supply chains outside the DRC and adjoining countries. The failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business.

Similarly, many jurisdictions have promulgated regulations with the intention to deter human rights violations within supply chains. Possible violation by our suppliers may not be known to us and beyond our control. While we believe our suppliers comply with applicable human rights requirements, there can be no guarantee that they will continue to do so, or that we will be able to obtain the necessary information on their activities to comply with whatever future requirements may be enacted.

Cyberattacks and data security breaches may adversely affect our operations.

Our operations depend upon reliable and uninterrupted information technology services, including the integrity of our web-based and electronic customer service systems. Although we have implemented what we believe are reasonable precautions to prevent accidental and/or malicious disruption of these services, there can be no assurance that our preventive measures will preclude failure of the information technology, web-based and electronic customer service systems upon which our business depends. Disruption of these systems could adversely affect our ability to operate our business and to serve our customers.

In addition, in the course of our operations, we receive confidential information from and about our customers, vendors, partners and employees. Although we take what we believe are reasonable precautions to protect such information from disclosure to or interruption, there are no guarantees our precautions will prevent accidental or malicious access to such information. In the event of such unauthorized access, our reputation could be adversely affected, customers and others may not entrust us with their confidential information, which would negatively affect our operations, and we may incur costs to remedy the breach. Furthermore, the loss of confidential information of third parties may result in legal claims against us, in which case we will incur additional costs and expenses to defend such litigation.

Moreover, many jurisdictions have proposed stringent regulations concerning data privacy, and such regulations may impose additional legal requirements that make our operations more expensive and/or less efficient. In addition, should we experience a breakdown in our systems or failure in our precautions that results in a violation of such regulations, we may suffer adverse customer reaction and face governmental penalties.

Intellectual property disputes could result in lengthy and costly arbitration, litigation or licensing expenses or prevent us from providing services to customers.

As is typical in the semiconductor industry, we or our customers may receive claims of infringement from time to time or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties that may cover some of our technology, products and services or those of our end customers. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights which has resulted in protracted and expensive arbitration and litigation for many companies.

Any litigation or arbitration regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. We have in the past and may from time to time in the future become involved in litigation that requires our management to commit significant resources and time.

Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property arbitration or litigation involves significant risks. Any claim of intellectual property infringement against us may require us to:

•	incur substantial legal and personnel expenses to defend the claims or to negotiate for a settlement of claims;

•	pay substantial damages or settlement to the party claiming infringement;

•	refrain from further development or sale of our products;

•	enter into costly royalty or license agreements that might not be available on commercially reasonable terms or at all;

•	cross-license our technology with a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor;

•	indemnify our distributors, end customers, licensees and others from the costs of and damages of infringement claims; and

•	curtail or modify our operations in response to regulatory inquiries relating to the alleged infringement, which may result in additional costs and expenses.

Any intellectual property claim or litigation could harm our business, results of operations, financial condition and prospects.

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

Furthermore, if holders of at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including election of directors, the depositary will appoint our Chairman, or his designee, to represent the ADS holders at the stockholders’ meetings and to vote the common shares represented by the ADSs outstanding in the manner so instructed. If by the relevant record date, the depositary has not received instructions from holders of ADSs holding at least 51% of the ADSs to vote in the same manner for any resolution, then the holders will be deemed to have instructed the depositary to authorize and appoint our Chairman, or his designee, to vote all the common shares represented by ADSs at his sole discretion, which may not be in your interest. As a result of these rules and restrictions, holders of ADSs have limited ability to vote or be represented with respect to any actions to be taken by stockholders of the Company.

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

We do not believe that we were a passive foreign investment company, or PFIC, for 2019 and we do not expect to become one in the future, although there can be no assurance in this regard. Characterization as a PFIC could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.

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

ITEM 4	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is United Microelectronics Corporation, commonly known as “UMC”. We were incorporated under the R.O.C. Company Law as a company limited by shares in May 1980 and our common shares were listed on the Taiwan Stock Exchange in 1985. Our principal executive office is located at No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, and our telephone number is 886-3-578-2258. Our Internet website address is www.umc.com. The information on our website does not form part of this annual report. Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. In 2019, we were ranked among the top 5% of companies for a fifth consecutive year in the Corporate Governance Evaluation conducted by the Taiwan Stock Exchange and Taipei Exchange. The assessment was conducted across over 1,400 public companies in Taiwan.

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication devices, consumer electronics, computer, and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. The following table presented the percentages of our wafer sales by application for the years ended December 31, 2017, 2018 and 2019.

	Years Ended December 31,
Application	2017	2018	2019
	%	%	%
Communication	48.6	45.2	52.2
Consumer	29.4	28.6	26.4
Computer	13.1	16.3	13.6
Others	8.9	9.9	7.8

Total	100.0	100.0	100.0

We focus on the development of leading mass-producible manufacturing process technologies. We were among the first in the foundry industry to enter into commercial operation with such advanced capabilities as producing integrated circuits with line widths of 0.25, 0.18, 0.15, 0.13 micron and 90, 65/55, 45/40, 28 and 14 nanometer. Advanced technologies have enabled electronic products, especially in relation to communication, consumer and computer products, to integrate their functions in new and innovative methods. Networking capabilities have allowed electronic products such as computers, tablets, cell phones, televisions, set-top boxes and wearable devices to communicate with each other to exchange information. More powerful semiconductors are required to drive multimedia functions (e.g., processing visual data) and to resolve network bandwidth issues. At the same time, the trend towards portable personal electronic devices have resulted in products that are becoming physically smaller and consume less power. Process technology must also shrink the volumes of products aggressively to cater to this trend of integrating multiple functions, reducing the size of components needed for operation and lowering IC power consumption. Dedicated semiconductor foundries need to achieve this process improvement and at the same time develop multiple process technologies to satisfy the varying needs of communication, consumer and computer products. We believe our superior process technologies will enable us to continue to offer our customers significant performance benefits for their products, faster time-to-market production, cost savings and other competitive advantages.

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

Our production capacity is comparable to that of certain largest companies in the semiconductor industry, and we believe our leading technology and high volume capability is a major competitive advantage.

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

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel Mobile, plus leading fabless design companies, such as Broadcom, MediaTek, Realtek, Qualcomm and Novatek. In 2019, our company’s top ten customers accounted for 51.3% of our operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

On August 29, 2014, we and Fujitsu Semiconductor Limited, or Fujitsu, announced an agreement where we invested ¥5 billion as an initial investment and received approximately 9.3% of the issued and outstanding share capital to become a minority shareholder of a newly formed subsidiary of Fujitsu named Mie Fujitsu Semiconductor Limited, or MIFS, which will operate a 300mm wafer manufacturing facility located in Kuwana, Mie, Japan. On December 16, 2015, our board has further approved the acquisition of additional newly issued shares of MIFS with an aggregate investment amount of NT$1.36 billion, which increased our ownership interest in MIFS to approximately 15.9%. Through this relationship with us, MIFS was able to expand its business globally as a pure-play foundry company by strengthening its production and development capacity in a cost competitive manner. On June 29, 2018, our board approved the acquisition of the remaining 84.1% in MIFS from Fujitsu and the transaction was completed on October 1, 2019 at a consideration of JPY¥54.4 billion. Upon completion of the transaction, MIFS became one of our wholly-owned subsidiaries and was renamed as United Semiconductor Japan Corporation, or USJC. We believe the acquisition of USJC aligns with our growth strategy which prioritizes on differentiating process technologies to fulfill the growing market demand across logic and specialty markets. Currently, the 300mm fab based in Japan provides a capacity of approximately 33,000 per month, specializing in the manufacturing of 90nm, 65nm and 40nm products.

On October 9, 2014, our board of directors approved an agreement with the Xiamen Municipal People’s Government and Fujian Electronics & Information Group to found a new company named United Semiconductor (Xiamen) Co., Ltd., or USCXM, based in Xiamen, Fujian Province, China that will focus on 12-inch wafer foundry services. We anticipate that we may invest up to US$1.35 billion in USCXM over the next five years, with our investment starting in 2015 that will be deployed in installments based on the progress of this company. USCXM will manufacture 12-inch wafers and initially offer 40 nanometer and 55 nanometer process technologies. Our participation in USCXM has complied and will continue to comply with R.O.C. rules and regulations and will continue to be subject to the review and approval by the relevant R.O.C. authorities. We have obtained the initial investment approval from the R.O.C. government on December 31, 2014 with US$300 million invested by HJ (Hejian Technology Suzhou) and US$450 million by UMC. The initial groundbreaking event of USCXM took place in March 2015 and the grand opening ceremony took place in November 2016. We have further obtained investment approval from the R.O.C. government in November 2017 in connection with US$600 million for capital injection into USCXM and the mentioned amount was invested in September 2018. USCXM had successfully realized commercial mass production by the end of 2016 and it has carried out production on both 40nm and 28nm technology nodes in 2017. On February 11, 2020, our subsidiary HeJian Technology’s board of directors approved to invest US$500 millon to USCXM, based in Xiamen China, over the next few years. Our participation in USCXM will comply with R.O.C. rules and regulations and will be subject to the review and approval by the relevant R.O.C. authorities. USCXM has continued to increase its capacity to fulfill requirements from worldwide customers, including those from domestic fabless companies in China. We expect to continue to expand our worldwide foundry presence by tapping into the high growth semiconductor market in China, and to increase our exposure to the semiconductor supply chain in China while mitigating geographical risks, which allows us to be closer to our customers in China, which, in turn, enables us to provide better services, increases our manufacturing scale and stimulates revenue growth.

On December 24, 2014, we transferred our 6-inch fabrication plant, or Fab 6A, including machinery equipment and building facilities to our subsidiary, Wavetek Microelectronics Corporation, or Wavetek, in order to further satisfy customer needs in the fast growing GaAs market and to improve the 6-inch fabrication operational efficiency among our group by fully utilizing the existing assets and resources. In April 2015, Wavetek had successfully entered into the silicon-based CMOS foundry business after it had fully acquired our 6-inch Fab 6A fixed assets and production lines. As of March 31, 2020, our shareholdings in Wavetek was approximately 81.58%, making us its largest shareholder.

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

On October 30, 2019, FORTUNE made a one-time private placement investment in Taiwan Semiconductor Company by paying a consideration of approximately NT$300 million for the purchase of 6,741,000 shares in Taiwan Semiconductor Company at a unit price NT$44.50.

On June 29, 2018, our board approved the proposed application with the China Securities Regulatory Commission for our mainland operations to be listed on the Shanghai Stock Exchange. HeJian Technology (Suzhou) Co., Ltd. or HJ, our currently 99.9985%-owned subsidiary, will represent our to be listed China businesses, which are comprised of HJ’s 8” fab in Suzhou, USCXM and its 12” fab in Xiamen and Shandong-based UDS, which provides IC design support services. On March 22, 2019, HJ completed the submission process for A-Share listing application materials. However, on July 22, 2019, we and HJ announced to suspend the listing application given that limited consensus on the application was achieved among us and the relevant PRC regulators. We do not expect the suspension will have any material impact on our operations or financial performance. We will continue to leverage our strong roots in Taiwan with global diversification and will continue to seek proper financing opportunities in the future.

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

Moreover, we expect to strengthen our leading position and increase our market share by licensing our technologies to several corporate partners. For example, in 2014, we licensed to MIFS, which is a pure-play foundry company, our advanced 40 nanometer technology under a technology transfer and license agreement. On October 1, 2019, MIFS, which was renamed as USJC, became one of our wholly-owned subsidiaries through the acquisition of equity interest. We will continue to explore licensing opportunities based on our comprehensive technology offerings to further drive our revenue. In addition, we also entered into an agreement with the Xiamen Municipal People’s Government and Fujian Electronics & Information Group in 2014 in connection with the newly established USCXM located in Xiamen, Fujian Province, China, which is focusing on the manufacturing of 12-inch wafers with initial offering of 40 nanometer and 55 nanometer process technologies. In April 2017, we entered into a license agreement with USCXM to provide 28 nanometer process technologies aimed to further strengthen the wafer manufacturing capabilities of our subsidiary company.

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

Maintain Scale and Capacity Capabilities to Meet Customer Requirements, with a Focus on 12-inch Wafer Facilities for Future Expansion. We believe that maintaining our foundry capacity with advanced technology and facilities is critical to the maintenance of our industry leadership. Our production capacity is currently among the largest of all semiconductor foundries in the world. We intend to increase our 12-inch wafer production capacity to meet the needs of our customers and to fully capitalize on the expected growth of our industry. We expect our future capacity expansion plans will focus on 12-inch wafer facilities in order to maintain our technology leadership. 12-inch wafers offer manufacturing advantages over 8-inch wafers due to, among other reasons, the greater number of chips on each wafer and the advantages only offered on newer 12-inch capable equipment. In addition, 12-inch wafer facilities present a more cost-effective solution in achieving an economic scale of production. We intend to carefully monitor current market conditions in order to optimize the timing of our capital spending. We also plan to continue to expand our capacity and capabilities to meet customer requirements in different markets and expand our global presence by making strategic investments in other companies. For example, in 2014, we invested in MIFS in Japan with Fujitsu Semiconductor Limited and in USCXM in China with the Xiamen Municipal People’s Government and Fujian Electronics & Information Group that focus on manufacturing semiconductors using 12-inch wafers. These investments enable us to achieve a greater economy of scale with respect to 300mm wafer operations for advanced node process technologies. We also licensed our advanced technologies to these invested companies in order to provide feasible technology solutions to fulfill their needs. On October 1, 2019, we acquired all the remaining equity interest in MIFS from Fujitsu Semiconductor Limited. As such, MIFS became one of our wholly-owned subsidiaries and was renamed as USJC.

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

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2019.

	Wavetek	Fab 8A	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 8N	Fab 12A	Fab 12i	Fab 12X	Fab 12M
Commencement of volume production	1989	1995	1998	2000	1998	2000	2000	2003	2002	2004	2016	2005
Estimated full capacity (1)(2)	31,000	69,000	36,850	30,000	37,000	36,500	31,100	74,500	83,400	51,640	17,000	32,600
	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month
Wafer size	6-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	12-inch	12-inch	12-inch	12-inch
	(150mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(300mm)	(300mm)	(300mm)	(300mm)

(1)	Measured in stated wafer size.
(2)

The capacity of a fab is determined based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance and expected product mix.

Our fabs are located in the R.O.C., Singapore, PRC and Japan. The following table sets forth the size and primary use of our facilities and whether such facilities, including land and buildings, are owned or leased. The land in the Hsinchu and Tainan Science Parks is leased from the R.O.C. government. The land in the Pasir Ris is leased from statutory boards of the Singapore government. The land in the Suzhou Industrial Park and Xiang’an District is leased from the PRC government.

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 8A, 3, 5 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	43,130 / 83,699	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8C & Fab 8D, 6, 8 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	33,784/100,609	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8E, 17 Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	35,779 / 76,315	8-inch wafer production	Leased (expires in February 2036)	Owned

Fab 8F, 3 Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	23,774 / 65,736	8-inch wafer production	Leased (expires in February 2038)	Owned

Fab 8S, 16 Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30077, R.O.C.	20,365 / 65,614	8-inch wafer production	Leased (expires in December 2023)	Owned

Fab 8N, 333, Xinghua St., Suzhou Industrial Park, Suzhou, Jiangsu Province 215025, PRC	215,621 /100,908	8-inch wafer production	Leased (expires in December 2052)	Owned

Fab 12A, 18, 20 Nan-Ke 2nd Rd., & 57, Nan-ke 3rd Rd., Tainan Science Park, Sinshih Tainan, Taiwan 74147, R.O.C.	243,250 / 633,904	12-inch wafer production	Leased (expires in November 2034)	Owned

Fab 12i, 3 Pasir Ris Drive 12 Singapore 519528	84,836 / 146,323	12-inch wafer production	Leased (expires in March 2031)	Owned

Fab 12X, 899 Wan Jia Chun Road, Xiang’an District, Xiamen, PRC	254,698 / 348,537	12-inch wafer production	Leased (expires in January 2065)	Owned

Fab 12M, 2000, Mizono, Tado-cho, Kuwana, Mie, 511-0118, Japan	307,293 / 151,693	12-inch wafer production	Owned	Owned

United Tower, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	8,985 / 85,224	Administration office	Leased (expires in December 2033)	Owned

Neihu Rd. office, 8F, 68. Sec. 1, Neihu Rd., Taipei, Taiwan 11493, R.O.C.	626 / 4,817	Administration office	Owned	Owned

Testing Building, 1, Chin-Shan, 7th St., Hsinchu, Taiwan 30080, R.O.C.	10,762 /41,318	Leased to several companies	Owned	Owned

R&D Building, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	42,000 / 47,396	Research and development	Leased (expires in December 2023)	Owned

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Nexpower, 2, Houke S. Rd., Houli District, Taichung, Taiwan 42152, R.O.C.	57,556 / 82,699	Solar PV modules production	Leased (expires in December 2026)	Owned

Wavetek, 10, Chuangxin 1st Rd., Baoshan Township, Hsinchu, Taiwan 30076, R.O.C.	27,898 / 34,609	6-inch wafer production	Leased (expires in December 2034)	Owned

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

We pioneered the production of numerous semiconductor products. Our continued enhancement of our process technologies has enabled us to manufacture semiconductor devices with smaller geometries. In 2013, we successfully developed and released into production 28nm Poly-SiON and High-k/metal gate technologies. In 2015, we provided a High-k/ metal gate with high performance compact, or HPC, solution and improved to a high performance compact plus, or HPC+, solution by the end of 2017 for speed-intensive and optimized power consumption products. We and Cadence Design Systems collaborate on certification of analog/mixed-signal flow for 28HPC+ process. Certification enables customers to leverage the integrated, comprehensive AMS solution to facilitate accelerated designs on our most advanced 28nm node. In 2018, we developed 22nm ULP (ultra-Low Power) and ULL (ultra-Low Leakage) technology to provide cost effective solutions and to obtain better chip performance for IoT applications. We also joined the IBM chip alliance, for advanced process development. With IBM’s know-how and support, we aim to continue to improve our internally developed 14nm FinFET technology, so as to offer a 14nm competitive low-power enhanced technology for mobile computing and communication products. In March 2017, we commenced the shipment of 14nm wafers to customers and have achieved production quality yields for the advanced process that is being utilized for consumer electronic applications. UMC’s 14nm FinFET technology features 55% higher speed and twice the gate density over 28nm process technology. The 14nm process also consumes approximately 50% less power than for 28nm. We also partnered with Avalanche for joint development and production of MRAM to replace embedded flash in 2018 for 22nm technologies.

Our 22nm technology readiness follows silicon validation on world’s smallest USB 2.0 test vehicle. The latest specialty process offering provides competitive performance and a seamless migration path from 28nm to 22nm. We are offering a 22uLP version that has compatible design rules and the same mask count at the foundry’s 28nm technology, and also a 22uLL version. UMC 22uLP and 22uLL form a super set to support a voltage domain from 1.0V to 0.6V, allowing customers to enjoy the benefits of both technologies on system-on-chip (SoC) designs. The 22nm platform is supported by our foundation IP and is ideal for a wide variety of semiconductor applications including consumer ICs for set top box, digital TV, surveillance, power or leakage sensitive IoT chips (with Bluetooth or WiFi) and wearable products that require longer battery life.

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

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab in 2019, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2017, 2018 and 2019:

		Year Ended December 31, 2019 Range of	Years Ended December 31,
	Years of	Process	2017	2018	2019
	Commencement of Operation	Technologies (in microns)	(in thousands of 8-inch wafer equivalents, except percentages)
Wavetek	1989	0.5	237	223	208
Fab 8A	1995	0.5 to 0.25	825	825	825
Fab 8C	1998	0.35 to 0.11	357	383	436
Fab 8D	2000	0.13 to 0.09	341	347	359
Fab 8E	1998	0.5 to 0.18	418	418	426
Fab 8F	2000	0.18 to 0.11	417	431	434
Fab 8S	2000	0.18 to 0.11	347	372	372
Fab 8N	2003	0.5 to 0.11	753	771	831
Fab 12A	2002	0.13 to 0.014	2,182	2,243	2,243
Fab 12i	2004	0.13 to 0.040	1,209	1,248	1,338
Fab 12X	2016	0.040 to 0.028	218	413	457
Fab 12M	2005	0.090 to 0.040	—	—	220
Total estimated capacity	—	—	7,304	7,673	8,148
Total output (actual)	—	—	6,896	7,143	7,227
Average capacity utilization	—	—	94.4%	93.1%	88.7%

Capacity and Utilization

The fabs in Taiwan that we own directly are named Wavetek, Fab 8A, Fab 8C, Fab 8D, Fab 8E, Fab 8F, Fab 8S and Fab 12A. All of them are located in the Hsinchu Science Park except for Fab 12A located in the Tainan Science Park. The fab in Singapore is named Fab 12i. The fabs in China are named Fab 8N and Fab 12X, located in Suzhou and Xiamen, respectively. The fab in Japan is named Fab 12M located in Kuwana.

Our average capacity utilization rate was 94.4% in 2017, 93.1% in 2018 and 88.7% in 2019.

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

Circuit Design. At this initial design stage, our engineers generally work with our customers to ensure that their designs can be successfully and cost-effectively manufactured in our facilities. We have assisted an increasing number of our customers in the design process by providing them with access to our partners’ electronic design analysis tools, IP and design services, as well as by providing them with custom embedded memory macro-cells. In our Silicon Shuttle program, we offer customers and IP providers early access to actual silicon samples with their desired IP and content in order to enable early and rapid use of our advanced technologies. The Silicon Shuttle program is a multi-chip test wafer program that allows silicon verification of IP and design elements. In the Silicon Shuttle program, several different vendors can test their IP using a single mask set, greatly reducing the cost of silicon verification for us and the participating vendors. The high cost of masks for advanced processes makes this program attractive to IP vendors. In our alliances with them, we coordinate with leading suppliers of IP, design and ASIC services to ensure their offerings are available to our customers in an integrated, easy to use manner which matches customers’ need to our technologies. With a view to lowering customer design barriers, we expanded our design support functions from conventional design support to adding IP development to complement third-party intellectual properties and to provide customers with the widest range of silicon-verified choices. Our offerings range from design libraries to basic analog mixed-mode intellectual properties which, together, have helped shorten our customer’s design cycle time.

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

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel Mobile, plus leading fabless design companies, such as Broadcom, MediaTek, Realtek, Qualcomm and Novatek. Although we are not dependent on any single customer, a significant portion of our operating revenues has been generated from sales to a few customers. Our top ten customers accounted for approximately 51.3% of our operating revenues in 2019. Set forth below is a geographic breakdown of our operating revenues in 2017, 2018 and 2019 by the location of our customers.

	Years Ended December 31,
Region	2017	2018	2019
	%	%	%
Taiwan	32.8	36.4	36.4
Singapore	20.6	16.4	16.2
China (including Hong Kong)	12.7	12.2	12.9
Japan	3.2	3.9	6.6
USA	12.2	15.6	13.5
Europe	9.6	8.3	4.7
Others	8.9	7.2	9.7

Total	100.0	100.0	100.0

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. As an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. The following table presented the percentages of our wafer sales by types of customers for the years ended December 31, 2017, 2018 and 2019.

	Years Ended December 31,
Customer Type	2017	2018	2019
	%	%	%
Fabless design companies	91.0	92.4	91.3
Integrated device manufacturers	9.0	7.6	8.7

Total	100.0	100.0	100.0

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

We offer an online service, “MyUMC”, which gives our customers easy access to our foundry services by providing a total online supply chain solution. MyUMC offers 24-hour access to detailed account information such as manufacturing, engineering and design support documents through each customer’s own customized start page. The features that are available to customers through MyUMC include (i) viewing the status of orders from the start of production to the final shipping stages; (ii) designing layouts to shorten customers’ tape out time; (iii) collecting customer engineering requests; (iv) gathering and downloading documents for design purposes; and (v) accessing online in real-time the same manufacturing data used by our fab engineers.

We also have system-to-system connecting services to provide direct data exchange between our system and our customers’ systems. These services, which include our “UMC Design View Room Cloud Service”, facilitate our design collaborations with our customers to help reduce the cost of chip designs and reduce the time to market. In order to continue to improve our information security management, our Information Technology Division received the certification of ISO/IEC 27001:2005 in March 2008 and renewed ISO/IEC 27001:2013 certification in February 2015.

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

Information Security Risk Management

Our information security risks and the mitigating measures we have taken are described in the following sections:

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

(3) Establish Enterprise Risk Management System

Our Enterprise Risk Management Committee integrates the identified various risk items, including strategy, operation, finance, hazard, etc., evaluate the possibility and severity of their occurrence, defines the priority order and risk level of risk items, and adopt corresponding risk management schemes. The committee regularly reviews the possibility of risk occurrence and the potential change of severity over time to understand and assess the effectiveness of risk management programs and related control operations. We comply with multiple ISO certification standards in the areas of quality, environment, water resources, carbon footprint and green energy. Related information security certification includes ISO15408, ISO22301 and ISO27001.

(4) Assessment of Information Security and Cyber Risks

We place particular emphasis on preventing information security and cyber risks, and have built a comprehensive multi-layer defense mechanism including firewall, intrusion detection, antivirus system, vulnerability scanning, patch management procedure and penetration testing. In 2019, we also leveraged an international professional security company’s resources for overall security healthy inspection as a trusted third party verification and a basis for further improvement. The summary of the annual information security assessment is as follows: “Overall, UMC has implemented an information security management system. According to this system and control measures, conventional malicious programs such as attacks by viruses, Trojans, worms and external hackers will not easily damage UMC’s information system.”

(5) Information Security Management System (ISMS) Verification

Our ADRs have been listed on NYSE since 2000 and we had complied with the Sarbanes-Oxley Act (SOX 404) for internal key financial processes. In 2019, we strengthened our information security process by introducing ISO27001 information security management system certification to reduce security risk and production anomaly that may be caused by human error. Continuous improvement of PDCA is then carried out through annual recertification.

In 2014, a cross-division security committee was established. Based on the need to produce secure products like smart card, we introduced ISO15408 (CC, Common Criteria) certification specifically designed for secure production procedures not only in data receiving, processing and destruction but also higher physical access control request for the purpose of securing entire production line. Continuous improvement of PDCA is then carried out through biennial recertification.

(6) Insurance against Information Security Risks

Based on a recent report, data leakage, virus infection, and hacking event in Taiwan and throughout the world, together with the ransomware incident of peer semiconductor manufacturer’s information system in August 2018, have caused significant operating loss in business interruption that reached NT$7.6 billion. There is no guarantee that enterprises will not become the target of attacks despite reasonable security protection in place. In view of this, we obtained cyber security insurance to mitigate and reduce this risk. Such insurance policy has been in effect since January 2019 with retroactive option which can trace back to undiscovered pre-existing threats. The initial insurance coverage is US$10 million for all our fabs in Taiwan and Singapore.

(7) The Impact of Occurred Major Asset Security Incidents and Response Measures

In response to potential cyber-attacks, we upgraded the antivirus software with behavior-based detection capability and implemented strict information device in/out management, as well as updated critical patches for production line computers to defend against such worm-type viruses that may attack system vulnerabilities. We also set Access Control List (ACL) in production line network to grant necessary access between equipment tools, which can block virus from spreading and minimize its impact. SEMICON TAIWAN subsequently formed a task force to study equipment information security standards, of which we are a member, to contribute as a local enterprise responsibility.

In short, new invasive techniques are constantly evolving but past defense achievements do not necessarily mean or guarantee that anomaly breach will not occur in the future. Enterprises must keep pace with the ever-changing and growing information security threat and requires continuous improvement. UMC will uphold to “Customer-orientation, Integrity, Innovation, Accountability, Efficiency” as corporate culture and will fulfill ‘due care/due diligence’ management responsibility to provide customers with a secure production environment to reduce operational risk and reward shareholders with highest investment value as possible.

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

We believe that our primary competitors in the foundry services market are Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation and Globalfoundries Inc., as well as the foundry operation services of some integrated device manufacturers such as IBM, Samsung, Intel and Toshiba. Other competitors such as Dongbu Anam Semiconductor, Grace Semiconductor Manufacturing Corp., X-FAB Semiconductors Foundries AG and Silterra Malaysia Sdn. Bhd. have initiated efforts to develop substantial new foundry capacity, although much of such capacity involves less cost-effective production than the 12-inch fabs for which we possess technical know-how. New entrants in the foundry business are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. The principal elements of competition in the semiconductor foundry industry include technical competence, production speed and cycle time, time-to-market, research and development quality, available capacity, manufacturing yields, customer service and price. We believe that we compete favorably with the new competitors on each of these elements, particularly our technical competence and research and development capabilities.

Intellectual Property

Our success depends in part on our ability to obtain patents, licenses and other intellectual property (IP) rights covering our production processes and activities. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2019, we held 6,024 U.S. patents and 7,483 patents issued outside of the United States.

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

In order to minimize our risks from claims based on our manufacture of semiconductor devices or end-use products whose designs infringe on others’ IP rights, we in general accept orders only from companies that we believe have established satisfactory reputation and for products that are not identified as risky for potential infringement claims. Furthermore, we obtain indemnification rights from customers. We also generally obtain indemnification rights from equipment vendors to hold us harmless from any losses resulting from any suit or proceedings brought against our company involving allegation of infringement of IP rights on account of our use of the equipment supplied by them.

We have entered into various patent cross-licenses with major technology companies, including a number of leading international semiconductor companies, such as IBM and AVAGO. Our cross licenses may have different terms and expiry dates. Depending upon our competitive position and strategy, we may or may not renew our cross licenses and further, we may enter into different and/or additional technology and/or IP licenses in the future.

Research and Development

In 2017, 2018 and 2019, we spent NT$13,669 million NT$13,025 million and NT$11,860 million (US$397 million), respectively, on research and development, which represented 9.2%, 8.6% and 8.0%, respectively, of our operating revenues of such years. Our research and development efforts mainly focus on delivering comprehensive foundry solutions that consist of the key process technologies encompassing logic as well as specialty manufacturing technologies that address customers’ needs. These resources provide our foundry customers with improved opportunities to develop diverse product lines that supply the global semiconductor market. Our commitment to research and development can be illustrated by our 2019 research and development expenditures, which reached approximately 8.0% of operating revenues.

As of December 31, 2019, we employed 1,731 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

Our Investments

Depending on the market conditions, we intend to gradually reduce our investments through open market trading and other measures available to our company.

The following table sets forth the sales of our investments in 2017:

Investees	Number of shares sold (in millions)		Proceeds from disposal (in NT$ millions)
Superalloy Industrial Co., Ltd.	5		534
Nien Made Enterprise Co., Ltd.	1		414
GlobalWafers Co., Ltd.	2		343
Chunghwa Telecom Co., Ltd.	0		208

The following table sets forth the sales of our investments in 2018:

Investees	Number of shares sold (in millions)		Proceeds from disposal (in NT$ millions)
All-Stars Xmi Ltd.	0		471
Motech Industries, Inc.	22		300
Bora Pharmaceuticals Co, Ltd.	2		225
Epic! Creations, Inc.	2		183

The following table sets forth the sales of our investments in 2019:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)	(in US$ millions)
Trilliant Holdings, Inc.	4	279	9
Dafeng TV Ltd.	2	178	6
Holtek Semiconductor Inc.	3	168	6
CTBC Hua Win Money Market Fund	9	100	3

Environmental, Safety and Health Matters

UMC implemented extensive ESH management systems since 1996. These systems enable our operations to identify applicable ESH regulations, assist in evaluating compliance status and timely establish loss preventive and control measures. The systems we implemented in all our fabs have been certified as meeting the ISO 14001 and ISO 45001 standards. ISO 14001 consists of a set of standards that provide guidance to the management of organizations to achieve an effective environmental management system. Procedures are established at manufacturing locations to ensure that all accidental spills and discharges are properly addressed. ISO 45001 is an international occupational health and safety management system standard, which may be applied to assess and certify our management systems. Our goal in implementing ISO 14001 and ISO 45001 systems is to continually improve our ESH management, comply with ESH regulations and to be a sustainable green foundry. UMC’s major ESH policies include:

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

With respect to safety and health management, we realized that lowering the risks in equipment and processes can reduce accidents, but cannot guarantee the safety of all employees. In order to achieve the goal of “zero-accident”, we intend to promote the concept of “safety is my responsibility”. We have educated the employees with the concepts of “be aware of your own safety as well as the safety of others” and “safety is everyone’s responsibility, and my personal accountability.”

Furthermore, we have implemented the FMEA method to foster employees’ capabilities in risk analysis. Therefore, we established a channel for communication to encourage and ensure the employees to fully express their opinions for professional response and assistance. By doing so, we hope to establish a culture of “Safety and health first” to further improve the quality of our working environment, and eventually to become a good example of global safety and health management.

The following list sets forth some of the important awards that we received in environmental protection, safety and health:

•	Selected as a member of Dow Jones Sustainability Indexes for the twelfth straight year since 2008;

•	Achieved Leadership Status (score level: A-) on CDP’s Climate Change Assessment Program (2016-2019)

•	Awarded “Corporate Sustainability Report Award” by Taiwan Institute for Sustainable Energy (2008-2019);

•	Awarded “National Enterprise Environmental Protection Award” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2003-2019);

•	Awarded “The Best Participation of Green Procurement for Enterprises” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2011-2019);

•	Awarded “Energy Saving Leadership Award” by Bureau of Energy, Ministry of Economic Affairs (MOEA) (2019);

•	Awarded “Science Park Water Saving Outstanding Achievement Prize” by the Hsinchu Science Park Bureau, Ministry of Science and Technology (2019);

•	Awarded “The 1st Green Chemical Application and Innovation Award” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2019); and

•	Awarded “Excellent Occupational Safety and Health Executive Organization of Hsinchu Science Park” by the Science Park Administration (1998-2019).

Climate Change

Our climate change policies announced on April 22, 2010 include: (i) achieving carbon neutral status via carbon management, (ii) becoming a comprehensive low-carbon emissions solution provider, and (iii) leveraging corporate resources to cultivate a low-carbon emissions economy. In order to implement these policies, we set greenhouse gas reduction goals as to various phases. By 2015, we completed resource and energy productivity improvement plan named “369+-project” which consisted of reducing the usage of electricity by 3%, the usage of pipe water by 6% and the waste generation by 9% compared with the base year 2012. Currently, we announced our latest “Green 2020” goals to demonstrate our long-term commitment to sustainable environment and achieved our annual targeted goal in 2019. We will be more proactive with self-motivated action and more stringent standards. The goal is to further reduce water, energy and waste by 10% over current levels by 2020. Meanwhile, we also strive to reduce carbon emissions through the following two measures: (1) we continue to implement a greenhouse gas emission reduction plan to assist customers in establishing a low-carbon emissions supply chain, and (2) we continue to enhance our research and development in advanced processes to provide low-power products and reduce carbon emissions at the consumer level.

Since 1999, we have been a pioneer in the foundry industry to implement measures to reduce per-fluorinated compounds, and we completed the replacement of C3F8 with C4F8 in 2011. We have made a significant achievement by reducing normalized per-fluorinated compounds, which is one of the major greenhouse gas reduction objectives of the World Semiconductor Council. From 2013 to 2014, UMC participated in the Environmental Protection Administration, or the EPA, early reduction project and acquired a carbon reduction allowance of 3.02 million tons. We subsequently executed a contract with Dragon Steel Corporation to trade 2 million tons of carbon emission credits. It was the first trade of carbon emissions credits that was reviewed and recorded by the EPA, indicating a significant milestone in Taiwan’s carbon emission credits trading market. Proceeds derived from the carbon trading transaction was wholly used by us to enforce environmental protection and promote environmental protection measures and to continue contributing towards environmental sustainability. At this stage, we have also applied for GHG Offset Project in 2019, according to Taiwan’s voluntary GHG reduction incentive program to apply for carbon credits. We estimate that we can build ten years of carbon assets totaling more than 1.5 million tons.

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

Climate change will not only bring about negative impacts but also create opportunities simultaneously. Consequently, we have been proactively searching for our own climate related opportunities by considering of market demand for energy-saving and our technique advantages. Our climate change opportunities were identified as green technologies of RF & Power and Logic Related which could reduce the power consumption and carbon emission of 3.4M ton CO2/year, and bring double digit percent CAGR (Compound Annual Growth Rate) of revenue in 2022.

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

Our risk control strategy has been implemented in many ways, including strengthening physical protection standards, enhancing emergency response abilities, constructing natural hazard early warning systems, etc., and develop business continuity plan and crisis response exercise to achieve our continuous operation promise. The achievements of 2019 are follows:

•	Improved the ability of water damage protection in clean room

•	Upgraded the reliability of power supply system

•	Updated the loss control guideline in line with international standards.

Furthermore, we have adopted the Triple Star Ranking System from AIG Insurance, a global leader in risk management and insurance, since 1999 to evaluate our risk management performance from third party’s point of view. All fabs have been ranked as top-class following AIG’s risk evaluation and risk improvement recommendations. We have also implemented proactive efforts in earthquake risk prevention. We believe our efforts contributed to our quick and exemplary recovery from three major earthquakes in Taiwan on September 21, 1999, March 4, 2010, and February 6, 2016, respectively. In order to reduce potential damages to our production facilities from earthquakes and similar incidents in the future, we continue to import the latest anti-seismic technologies, a seismic isolation platform for newly installed reticle stocker and furnace. Furthermore, we implemented an earthquake warning system in Tainan production base that will provide us with enhanced response time in the event of an earthquake.

Nowadays, extreme weather has become a risk to various business operations. In order to understand the potential impact to us, we implemented a flood risk simulation project in 2014. Since Hsinchu Science-Based Industrial Park is located in higher terrain; we believe there is no potential flood risk. However, for Fab12A in Tainan, we had conducted a physical improvement plan by installing floodgates in specific entrances to upgrade the protection level to a 500-year flood.

In addition, we are fully aware of the impact presented by business interruption. We are also devoted in the pursuit of corporate resilience and continuity by committing non-interrupted services to satisfy our valued customers and important stakeholders. In 2013, we were the first foundry in the world to receive ISO 22301 Business Continuity Management certification and have continuously maintained this certification which demonstrates our commitment to developing our disaster response abilities and our mechanisms for quick recovery.

Insurance

We maintain industrial all risk insurance for our buildings, facilities, equipment and inventories as well as third-party properties. The insurance for fabs and their equipment covers losses from physical damage and business interruption up to their respective policy limits except for policy exclusions. For example, in early 2016, we experienced a severe earthquake which adversely affected our 300mm Fab 12A wafer manufacturing operations in Taiwan and we had settled with the insurance carrier under our insurance policies which partially recovered the losses resulting from this earthquake. In addition, we purchase directors and officers liability insurance for our board directors and executive officers, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for. We also maintain public liability insurance for losses to third parties arising from our business operations. We believe that our insurance arrangement is adequate to cover all major types of losses relevant to the semiconductor industry practice. However, significant damage to any of our production facilities, whether as a result of fire or other causes, could seriously harm our business.

C.	Organizational Structure

The following list shows our corporate structure as of December 31, 2019:

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2019
UMC Group (USA)	U.S.A.	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
TLC Capital Co., Ltd.	Taiwan, R.O.C.	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, R.O.C.	100.00%
UMC Investment (Samoa) Limited	Samoa	100.00%
UMC Capital (USA)	U.S.A.	100.00%
ECP Vita Pte. Ltd.	Singapore	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
Tera Energy Development Co., Ltd.	Taiwan, R.O.C.	100.00%
United Microchip Corporation	Cayman Islands	100.00%
Nexpower Technology Corp.	Taiwan, R.O.C.	93.36%
Wavetek Microelectronics Corporation	Taiwan, R.O.C.	80.49%
Everrich Energy Investment (HK) Limited	China	100.00%
Everrich (Shandong) Energy Co., Ltd.	China	100.00%
Wavetek Microelectronics Investment (Samoa) Limited	Samoa	80.49%
Wavetek Microelectronics Corporation (USA)	U.S.A.	80.49%
Best Elite International Limited	British Virgin Islands	100.00%
Infoshine Technology Limited	British Virgin Islands	100.00%

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2019
Oakwood Associates Limited	British Virgin Islands	100.00%
Hejian Technology (Suzhou) Co., Ltd.	China	98.14%
UnitedDS Semiconductor (Shandong) Co., Ltd.	China	98.14%
United Semiconductor (Xiamen) Co., Ltd.	China	64.95%
UMC Group Japan	Japan	100.00%
UMC Korea Co., Ltd.	Korea	100.00%
Omni Global Limited	Samoa	100.00%
United Microtechnology Corporation (California)	U.S.A.	100.00%
United Microtechnology Corporation (New York)	U.S.A.	100.00%
Sino Paragon Limited	Samoa	100.00%
UMC Technology Japan Co., Ltd.	Japan	100.00%
United Semiconductor Japan Co., Ltd.	Japan	100.00%

D.	Property, Plants and Equipment

Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2019 have been translated into U.S. dollar amounts using US$1.00 = NT$29.91, the foreign exchange rate on December 31, 2019 as released by the Board of Governors of the Federal Reserve System. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs.

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, revenues varied significantly over this period. It can take several years to plan and construct a fab and bring it to operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs or acquiring existing fabs in response to anticipated demand growth for semiconductors. In addition, after commencement of commercial operations, fabs can increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent a proportional growth in demand, this increase in supply often results in semiconductor manufacturing overcapacity, which has led to a sharp decline in semiconductor prices and significant capacity under-utilization. Our average capacity utilization rate was 94.4%, 93.1% and 88.7% for the years ended December 31, 2017, 2018 and 2019, respectively. We believe that our operating results in 2017, 2018 and 2019 continue to reflect the ongoing uncertainty in the global economy.

Pricing

We price our products on either a per die or a per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we in general review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed in nature, fluctuations in our products’ average selling price historically have had a substantial impact on our margins. Our average selling price decreased by approximately 3.4% from 2017 to 2018, and further decreased by 2.9% in 2019, reflecting the continuing nominal price erosion in 2018 and 2019.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to compete effectively with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2017, 2018 and 2019, approximately 69.0%, 68.6% and 67.5%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate was 94.4%, 93.1% and 88.7% for the years ended December 31, 2017, 2018 and 2019, respectively. Utilization rates were primarily affected by global macroeconomic factors. Other factors affecting utilization rates are efficiency in production facilities, product flow management, the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply and fire or natural disaster.

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

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We began our volume production with 65-nanometer and 40-nanometer technologies in 2006 and 2009, respectively. We introduced our 28-nanometer technology to customers in 2011 and started large-scale commercial production in 2014. Our 28nm and below technologies contributed approximately 17.1%, 15.2% and 11.3% of our foundry revenue in 2017, 2018 and 2019 respectively.

The table below sets forth a breakdown of percentage of our wafer sales by process technologies in 2017, 2018 and 2019.

	Years Ended December 31,
Process Technologies	2017	2018	2019
	%	%	%
14 nanometers and under	0.9	2.6	0.0
28 nanometers	16.2	12.6	11.3
40 nanometers	28.4	25.3	23.1
65 nanometers	12.3	12.5	14.7
90 nanometers	4.9	8.3	13.6
0.11/0.13 micron	11.5	11.6	12.6
0.15/0.18 micron	12.4	13.7	13.1
0.25/0.35 micron	10.0	10.1	8.7
0.50 micron or higher	3.4	3.3	2.9

Total	100.0	100.0	100.0

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

Treasury Share Programs

We have from time to time announced plans, none of which were binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans. On March 7, 2018, our board of directors resolved to purchase up to 200 million common shares on the Taiwan Stock Exchange at a price between NT$9.85 and NT$21.30 per share during the period from March 8, 2018 to May 7, 2018 for cancellation. On November 5, 2018, our board of directors resolved to purchase up to 300 million common shares on the Taiwan Stock Exchange at a price between NT$7.55 and NT$20.80 per share during the period from November 6, 2018 to January 5, 2019 for cancellation. Our board of directors further resolved to repurchase up to 200 million common shares on the Taiwan Stock Exchange during a two-month period from April 26, 2019 for cancellation. We repurchased the total of 200 million common shares from April 26, 2019 through June 13, 2019 at a price between NT$8.40 and NT$18.10, with an average price of NT$13.21 per share. Subsequently, on June 19, 2019, we executed the cancellation of the 200 million treasury shares.

During 2017, 2018 and 2019, we purchased an aggregate of nil, 480 million and 220 million, common shares, respectively, and transferred nil, 200 million and nil of such common shares that we repurchased under these plans to our employees as employee compensation in 2017, 2018 and 2019, respectively.

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

Classification and Measurement of Financial Instruments

Financial assets and financial liabilities are recognized when we become a party to the contractual provisions of the instrument. We determine the classification of our financial assets at initial recognition. In accordance with “IAS 39—Financial Instruments: Recognition and Measurement” (IAS 39) prior to January 1, 2018, our financial assets are classified as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets and notes, accounts and other receivables. Our financial liabilities are classified as financial liabilities at fair value through profit and loss and financial liabilities carried at amortized cost. We adopted “IFRS 9 - Financial Instruments” (IFRS 9) using the modified retrospective method and recognized the cumulative effect on January 1, 2018. Following the adoption of IFRS 9 on January 1, 2018, our financial assets are classified as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, and financial assets measured at amortized cost. Our financial liabilities are classified as financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Purchase or sale of financial assets and liabilities are recognized using trade date accounting. All financial instruments are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs, and are subsequently measured at fair value or amortized cost using the effective interest method, less impairment, based on the classification. In accordance with IAS 39 prior to January 1, 2018, we assess whether objective evidence of impairment exists for a financial asset or a group of financial assets at each reporting date. Following the adoption of IFRS 9 on January 1, 2018, we measure, at each reporting date, an allowance for expected credit losses (ECLs) for debt instrument investments measured at fair value through other comprehensive income and financial assets measured at amortized cost.

Where the fair values of the Level 3 financial assets recorded on the balance sheet cannot be derived from active markets, they are determined by the application of an appropriate valuation method which was mainly the market approach. The valuation of these financial assets involves significant judgment in the selection of comparable companies or equity transaction prices and the application of assumptions such as discounts for lack of marketability and valuation multiples, etc. Changes in assumptions about these factors could affect the reported fair value of the financial assets. Please refer to Note 11 to our audited consolidated financial statements included elsewhere in this annual report for more details.

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

Leases

We adopted “IFRS 16—Leases” (IFRS 16) utilizing the modified retrospective approach and recognized the cumulative effect on January 1, 2019.

The new lease definitions have been applied to all identified contracts in effect on the date of adoption of the IFRS 16, which determines that the contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange of consideration, and to obtain substantially all economic benefits from use of the identified asset. We lease various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 30 years, except for the land use rights with lease term of 50 years and we recognize corresponding right-of-use assets and lease liabilities, except for short-term leases and low-value asset leases. Lease liabilities are measured in subsequent periods using the effective interest method, and the interest expenses are recognized over the lease terms. Right-of-use assets measured under the cost model are depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use assets or the end of the lease terms. Any remeasurement of the lease liabilities results in a corresponding adjustment of the right-of-use assets. For short-term and low value leases, we recognize the lease payments as expenses on a straight-line basis over the lease terms.

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

Defined benefit costs and the present value of the defined benefit obligation for a pension plan are determined using the projected unit credit method. An actuarial valuation involves making various assumptions, which include the determination of the discount rate, future salary increase rate, mortality rate, etc., and may differ from actual developments in the future. In determining the appropriate discount rate, management considers the interest rates of the government bonds extrapolated from maturity corresponding to the expected duration of the defined benefit obligation. As for the rate of future salary increase, management takes account of past experiences, comparisons within the industry and the geographical region, inflation and the discount rate. Due to the complexity of the actuarial valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. The assumptions used are disclosed in Note 6(13) to our audited consolidated financial statements included elsewhere in this annual report.

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

2018 and 2019

We adopted “IFRS 15—Revenue from Contracts with Customers” (IFRS 15) using the modified retrospective method and recognized the cumulative effect on January 1, 2018.

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

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. We establish provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which we operate. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations made by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in our respective domicile. If we conclude that it is probable that the taxation authority will accept an uncertain tax treatment, we determine the taxable profit, tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatments used or planned to be used in our income tax filings. If it is not probable that the taxation authority will accept an uncertain tax treatment, we make estimates using either the most likely amount or the expected value of the tax treatment, depending on which method we expect to better predict the resolution of the uncertainty. We reassess a judgement or estimate if the facts and circumstance change.

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

Operating Revenues

We generate our operating revenues primarily from the manufacture and sales of wafer fabricating semiconductor devices and solar energy. We also derive a small portion of our operating revenues from wafer probe services that we perform internally as well as mask tooling services and assembly and test services that we subcontract to other companies.

Operating Costs

Our operating costs consist principally of:

•	overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, supplies, utilities and royalties;

•	wafer costs;

•	direct labor costs; and

•	service charges paid to subcontractors for mask tooling, assembly and test services.

Our total depreciation expenses were NT$50,965 million, NT$49,949 million and NT$47,173 million (US$1,577 million) in 2017, 2018 and 2019, respectively.

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

•

gains or losses on valuation of financial assets and liabilities, which are primarily derived from disposal of and changes in the values of financial assets and liabilities classified as fair value through profit or loss;

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

5.

Bargain purchase gain, which is derived from the acquisition of United Semiconductor Japan Co., Ltd. (USJC). The fair value of the net identifiable assets acquired and liabilities assumed was in excess of the aggregate consideration transferred and the previously held ownership interest of 15.9% in USJC at the acquisition date, and the difference was recognized as bargain purchase gain.

The previously held ownership interest of 15.9% in USJC was previously accounted for as financial assets at fair value through other comprehensive income, non-current. It was subsequently remeasured at fair value with the consideration for a minority interest discount on the acquisition date resulting in the bargain purchase gain.

Taxation

The corporate income tax rate in the R.O.C. was previously 17% and is currently 20% starting January 1, 2018 according to the amendments to the Income Tax Act. Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of five years following each such capital increase. In addition, our branch in Singapore enjoys tax exemption for income derived from tax-exempted activities under Singapore’s Income Tax Act and Economic Expansion Incentive (Relief from Income Tax) Act. These tax exemptions resulted in tax savings of approximately NT$1,542 million, NT$433 million and NT$1,716 million (US$57 million) in 2017, 2018 and 2019, respectively. We also benefit from other tax incentives generally available to technology companies in Taiwan, such as tax credits applicable against corporate income tax that range from 10% to 15% of qualified research and development expenditures and 3% to 5% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately NT$306 million, NT$913 million and NT$448 million (US$15 million) in 2017, 2018 and 2019, respectively.

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

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$993 million, NT$(1,130) million and NT$230 million (US$8 million) of income tax expenses (benefit) in 2017, 2018 and 2019, respectively. Our effective income tax rate in 2019 was 4.79%.

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our operating revenues for the periods indicated.

	Years Ended December 31,
	2017	2018	2019
	%	%	%
Operating revenues	100.0	100.0	100.0
Operating costs	(81.9)	(84.9)	(85.6)

Gross profit	18.1	15.1	14.4
Operating expenses
Sales and marketing	(2.8)	(2.6)	(2.6)
General and administrative	(2.8)	(3.2)	(3.6)
Research and development	(9.2)	(8.6)	(8.0)
Expected credit losses	—	(0.3)	(0.4)

Subtotal	(14.8)	(14.7)	(14.6)

Net other operating income and expenses	1.1	3.4	3.5

Operating income	4.4	3.8	3.3
Non-operating income and expenses	0.7	(2.4)	(0.1)

Income from continuing operations before income tax	5.1	1.4	3.2
Income tax benefit (expense)	(0.6)	0.7	(0.1)

Net income	4.5	2.1	3.1
Total other comprehensive income (loss), net of tax	(3.2)	0.6	1.9

Total comprehensive income	1.3	2.7	5.0

Net income attributable to:
Stockholders of the parent	6.5	5.1	5.5

	Years Ended December 31,
	2017	2018	2019
Non-controlling interests	(2.0)	(3.0)	(2.4)
Total comprehensive income attributable to:
Stockholders of the parent	3.3	5.7	7.4
Non-controlling interests	(2.0)	(3.0)	(2.4)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Operating revenues. Operating revenues decreased by 2.0% from NT$151,253 million in 2018 to NT$148,202 million (US$4,955 million) in 2019, primarily due to decreased other operating revenues, decreased foundry wafer sale, and 2.5% depreciation of the NTD in 2019 from 2018. The decreased foundry wafer sale came from a decline of 2.9% in average selling price from 2018 to 2019, partially offset by a 1.1% increase in foundry wafer shipment from 7,108 thousand 8-inch equivalent wafers in 2018 to 7,189 thousand 8-inch equivalent wafers in 2019.

Operating costs. Operating costs decreased by 1.2% from NT$128,413 million in 2018 to NT$126,887 million (US$4,242 million) in 2019, primarily due to the decreased depreciation expense and other operating costs, which was partially offset by the increased direct material costs.

Gross profit and gross margin. Gross profit decreased from NT$22,840 million in 2018 to NT$21,315 million (US$713 million) in 2019. Our gross margin decreased from 15.1% in 2018 to 14.4% in 2019, primarily due to an annual decline of 2.9% in average selling price.

Operating income and operating margin. Operating income decreased from NT$5,680 million in 2018 to NT$4,883 million (US$163 million) in 2019. Our operating margin decreased from 3.8% in 2018 to 3.3% in 2019. The decrease in operating margin was largely due to the decrease in gross profit, partially offset by the decrease in operating expenses. Operating expenses decreased by 3.0% from NT$22,277 million in 2018 to NT$21,614 million (US$723 million) in 2019.

Sales and marketing expenses. Our sales and marketing expenses decreased by 2.4% from NT$3,902 million in 2018 to NT$3,808 million (US$127 million) in 2019, mainly due to a decrease of NT$78 million (US$3 million) in sample expenses. Our sales and marketing expenses as a percentage of our operating revenues were both 2.6% in 2018 and 2019.

General and administrative expenses. Our general and administrative expenses increased by 7.6% from NT$4,941 million in 2018 to NT$5,319 million (US$178 million) in 2019, mainly due to an increase of NT$344 million (US$11 million) in professional fees. Our general and administrative expenses as a percentage of our operating revenues increased from 3.2% in 2018 to 3.6% in 2019.

Research and development expenses. Our research and development expenses decreased by 8.9% from NT$13,025 million in 2018 to NT$11,860 million (US$397 million) in 2019. The decrease in research and development expenses was mainly due to a decrease of NT$898 million (US$30 million) in depreciation expenses, NT$246 million (US$8 million) in maintenance expenses and NT$154 million (US$5 million) in indirect material expenses. Our research and development expenses as a percentage of our operating revenues decreased from 8.6% in 2018 to 8.0% in 2019.

Expected credit losses. Our expected credit losses increased from NT$409 million in 2018 to NT$627 million (US$21 million) in 2019. The increase in expected credit losses was mainly due to the loss allowance on accounts receivable assessed by us primarily at an amount equal to the assets’ lifetime expected credit losses. Our expected credit losses as a percentage of our operating revenues increased from 0.3% in 2018 to 0.4% in 2019.

Net other operating income and expenses. Net other operating income increased by 1.3% from NT$5,117 million in 2018 to NT$5,182 million (US$173 million) in 2019, mainly due to an increase in government grants income from NT$5,221 million in 2018 to NT$5,367 million (US$179 million) in 2019, an impairment loss of property, plant and equipment of NT$85 million (US$3 million) in 2019, all of which came from new business segment, and a decrease in gain on disposal of property, plant and equipment from NT$137 million in 2018 to NT$43 million (US$1 million) in 2019. Net other operating income and expenses as a percentage of our operating revenues increased from 3.4% in 2018 to 3.5% in 2019.

Non-operating income and expenses. Non-operating income and expenses increase by 97.8% from a loss of NT$3,562 million in 2018 to a loss of NT$77 million (US$2 million) in 2019, mainly due to the increase in other gains and losses from a loss of NT$1,128 million in 2018 to a gain of NT$1,167 million (US$39 million) in 2019, an increase in share of profit or loss of associates and joint ventures from a loss of NT$617 million in 2018 to a gain of NT$115 million (US$4 million) in 2019, and an increase in other income from NT$1,391 million in 2018 to NT$1,706 million (US$57 million) in 2019.

Other comprehensive income (loss), net of tax. Our other comprehensive income, net of tax, increased from an income of NT$835 million in 2018 to an income of NT$2,778 million (US$93 million) in 2019. We attributed this change primarily to an increase in unrealized gain (loss) from equity instruments investments measured at fair value through other comprehensive income from a gain of NT$1,035 million in 2018 to a gain of NT$5,092 million (US$170 million) in 2019, the increase in share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss from a loss of NT$76 million in 2018 to a gain of NT$857 million (US$29 million) in 2019, partially offset by the increase in the loss of exchange differences on translation of foreign operations from a loss of NT$76 million in 2018 to a loss of NT$3,263 million (US$109 million) in 2019.

Net income attributable to the stockholders of the parent. Due to the factors described above, our net income increased by 6.2% from NT$7,678 million in 2018 to NT$8,155 million (US$273 million) in 2019.

Total comprehensive income attributable to the stockholders of the parent. Due to the factors described above, our comprehensive income increased by 27.1% from NT$8,617 million in 2018 to NT$10,948 million (US$366 million) in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Operating revenues. Operating revenues increased by 1.3% from NT$149,285 million in 2017 to NT$151,253 million in 2018, primarily due to increased other operating revenues and a 4.0% increase in foundry wafer shipments from 6,837 thousand 8-inch equivalent wafers in 2017 to 7,108 thousand 8-inch equivalent wafers in 2018, which was partially offset by an annual decline of 3.4% in average selling price, and a 0.9% appreciation of the NTD in 2018 from 2017.

Operating costs. Operating costs increased by 5.1% from NT$122,227 million in 2017 to NT$128,413 million in 2018, primarily due to the increased direct material costs and indirect labor costs and an increase in shipments in response to capacity expansion.

Gross profit and gross margin. Gross profit decreased from NT$27,058 million in 2017 to NT$22,840 million in 2018. Our gross margin decreased from 18.1% in 2017 to 15.1% in 2018, primarily due to the increased operating costs.

Operating income and operating margin. Operating income decreased from NT$6,568 million in 2017 to NT$5,680 million in 2018. Our operating margin decreased from 4.4% in 2017 to 3.8% in 2018. The decrease in operating margin was largely due to the increase in operating costs. Operating costs increased by 5.1% from NT$122,227 million in 2017 to NT$128,413 million in 2018.

Sales and marketing expenses. Our sales and marketing expenses decreased by 7.8% from NT$4,234 million in 2017 to NT$3,902 million in 2018. The decrease in sales and marketing expenses was mainly due to a decrease of NT$262 million in sample expenses, NT$262 million in mask expenses and increase of NT$67 million in personnel expenses, NT$54 million in intellectual property royalty expenses. Our sales and marketing expenses as a percentage of our operating revenues decreased from 2.8% in 2017 to 2.6% in 2018.

General and administrative expenses. Our general and administrative expenses increased by 16.5% from NT$4,240 million in 2017 to NT$4,941 million in 2018, mainly due to an increase of NT$287 million in personnel expenses, NT$183 million in professional fee and NT$58 million in depreciation expenses. Our general and administrative expenses as a percentage of our operating revenues increased from 2.8% in 2017 to 3.2% in 2018.

Research and development expenses. Our research and development expenses decreased by 4.7% from NT$13,669 million in 2017 to NT$13,025 million in 2018. The decrease in research and development expenses was mainly due to a decrease of NT$378 million in depreciation expenses, NT$358 million in wafer for research and development usage, NT$159 million in maintenance expenses, NT$128 million in indirect material expenses and increase of NT$379 million in personnel expenses. Our research and development expenses as a percentage of our operating revenues decreased from 9.2% in 2017 to 8.6% in 2018.

Expected credit losses. Our expected credit losses increased from nil in 2017 to NT$409 million in 2018. The increase in expected credit losses for the year ended December 31, 2018 was mainly due to the loss allowance on contract assets & accounts receivable assessed by us primarily at an amount equal to the assets’ lifetime expected credit losses. The loss allowance on contract assets & accounts receivable mainly resulted from the indictment filed by the United States Department of Justice (DOJ) against us in relation to the joint technology development agreement that we have with Fujian Jinhua as further detailed in Item 8. Our expected credit losses as a percentage of our operating revenues increased from nil in 2017 to 0.3% in 2018.

Net other operating income and expenses. Net other operating income increased by 209.6% from NT$1,653 million in 2017 to NT$5,117 million in 2018, mainly due to an increase in government grants income from NT$1,710 million in 2017 to NT$5,221 million in 2018. Net other operating income and expenses as a percentage of our operating revenues increased from 1.1% in 2017 to 3.4% in 2018.

Non-operating income and expenses. Non-operating income and expenses decreased by 422.6% from an income of NT$1,104 million in 2017 to a loss of NT$3,562 million in 2018, mainly due to the decrease in other gains and losses from a gain of NT$994 million in 2017 to a loss of NT$1,128 million in 2018, a decrease in exchange gain from a gain of NT$1,566 million in 2017 to a loss of NT$357 million in 2018, and a decrease in share of profit or loss of associates and joint ventures from an income of NT$158 million in 2017 to a loss of NT$617 million in 2018.

Other comprehensive income (loss), net of tax. Our other comprehensive income, net of tax, increased from a loss of NT$4,815 million in 2017 to an income of NT$835 million in 2018. We attributed this change primarily to the decrease in the loss of exchange differences on translation of foreign operations from a loss of NT$5,915 million in 2017 to a loss of NT$76 million in 2018, and an increase in unrealized gain (loss) from equity instruments investments measured at fair value through other comprehensive income from nil in 2017 to a gain of NT$1,035 million in 2018, partially offset by the decrease in share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss from an income of NT$571 million in 2017 to a loss of NT$23 million in 2018, and the decrease in unrealized gain (loss) on available-for-sale financial assets from a gain of NT$681 million in 2017 to nil in 2018.

Net income attributable to the stockholders of the parent. Due to the factors described above, our net income decreased by 20.6% from NT$9,676 million in 2017 to NT$7,678 million in 2018.

Total comprehensive income attributable to the stockholders of the parent. Due to the factors described above, our comprehensive income increased by 73.3% from NT$4,973 million in 2017 to NT$8,617 million in 2018.

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

As of December 31, 2019, we had NT$95,492 million (US$3,193 million) of cash and cash equivalents and NT$723 million (US$24 million) of financial assets at fair value through profit or loss. Cash equivalents included time deposits and commercial paper with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate bonds. These agreements bore interest rates ranging from 0.24% to 0.32%, 0.24% to 0.46% and 0.26% to 0.46% in 2017, 2018 and 2019, respectively. The terms of these agreements were typically less than one month. As of December 31, 2017, 2018 and 2019, we held repurchase agreements in the amount of NT$9,259 million, NT$9,495 million and NT$9,135 million (US$305 million), respectively.

In early June 2012, we issued five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.43%. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.63%. All the principal have been fully repaid. The proceeds of this offering are used for purchasing machinery and equipment.

In mid-March 2013, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.35%. The principal has been fully repaid. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.50%, and the principal will be repayable in March 2020 upon maturity. The proceeds of this offering were used for purchasing machinery and equipment. As of December 31, 2019, NT$2,500 million aggregate principal amount of these bonds were outstanding.

In mid-June 2014, we issued an aggregate principal amount of NT$5,000 million of seven-year and ten-year domestic unsecured corporate bonds, with a denomination of NT$1 million per bond. The seven-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$2,000 million with an annual coupon bearing an interest rate of 1.7%. The ten-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$3,000 million with an annual coupon bearing an interest rate of 1.95%. The proceeds of this offering were used for repay debts. As of December 31, 2019, NT$5,000 million aggregate principal amount of these bonds were outstanding.

In mid-May 2015, we issued five-year US$600 million aggregate principal amount of currency linked zero coupon convertible bonds due 2020. Each bond, at the option of the holder, were convertible into our common shares at NT$14.2179 per share on December 31, 2019. The proceeds of this offering were used for purchasing machinery and equipment. In 2019, certain bondholders had converted the outstanding principal amount of the convertible bonds totaling US$15 million into 33 million shares, of which capital increase share registration procedures have not been completed and were classified as capital collected in advance as of December 31, 2019.

In late March 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$8,300 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$6,200 million. Interest will be paid annually at 1.15%, and the principal will be repayable in March 2022 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,100 million. Interest will be paid annually at 1.43%, and the principal will be repayable in March 2024 upon maturity. The proceeds of this offering were used for repay debts. As of December 31, 2019, NT$8,300 million aggregate principal amount of these bonds were outstanding.

In early October 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$5,400 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest will be paid annually at 0.94%, and the principal will be repayable in October 2022 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$3,400 million. Interest will be paid annually at 1.13%, and the principal will be repayable in October 2024 upon maturity. The proceeds of this offering were used for repay debts. As of December 31, 2019, NT$5,400 million aggregate principal amount of these bonds were outstanding.

At our 2018 annual general meeting, our stockholders authorized our board of directors to raise capital from private placement, through issuing securities such as common shares, depositary receipts (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and our needs. The amount of common shares issued or convertible is proposed to be no more than 10% of our issued and outstanding share capital (i.e., no more than 1,262,431,871 common shares). According to Item 6, Article 43-6 of the R.O.C. Security and Exchange Act, any private placement of our common shares must be conducted separately within one year after approval at the annual general meeting of stockholders. The approval to conduct a private placement of our common shares has expired on June 12, 2019.

Operating Activities

In 2019, net cash provided by operating activities was NT$54,904 million (US$1,836 million), primarily due to net income before income tax of NT$4,806 million (US$161 million) and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$49,390 million (US$1,651 million).

In 2018, net cash provided by operating activities was NT$50,935 million, primarily due to net income before income tax of NT$2,118 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$52,049 million.

In 2017, net cash provided by operating activities was NT$52,474 million, primarily due to net income before income tax of NT$7,672 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$53,099 million, partially offset by the change in other current assets of NT$4,398 million.

Investing Activities

In 2019, net cash used in investing activities was NT$31,682 million (US$1,059 million), primarily due to cash used to purchase equipment at our fabs amounting to NT$16,518 million (US$552 million) and acquisition of subsidiary (net of cash acquired) amounting to NT$12,801 (US$428 million).

In 2018, net cash used in investing activities was NT$15,500 million, primarily due to cash used to purchase equipment at our fabs amounting to NT$19,590 million and partially offset by proceeds of NT$7,130 million from government grants related to assets acquisition.

In 2017, net cash used in investing activities was NT$35,416 million, primarily due to cash used to purchase equipment at our fabs amounting to NT$44,236 million, partially offset by proceeds of NT$6,756 million from government grants related to assets acquisition and proceeds of NT$2,179 million from disposal of financial assets.

Financing Activities

In 2019, net cash used in financing activities was NT$9,867 million (US$330 million), primarily due to the net decrease from bonds redemption of NT$2,500 million (US$84 million), NT$6,911 million (US$231 million) for cash dividend payment, and treasury stock acquired of NT$2,972 million (US$99 million), partially offset by NT$2,883 (US$96 million) due to the increase in bank loans.

In 2018, net cash used in financing activities was NT$33,485 million, primarily due to the decrease in bank loans of NT$14,168 million, the net decrease from bonds redemption of NT$7,500 million, NT$8,558 million for cash dividend payment, and treasury stock acquired and sold to employees of NT$3,944 million.

In 2017, net cash provided by financing activities was NT$9,162 million, primarily due to the increase in bank loans of NT$10,277 million and the net increase from bonds issuance and redemption of NT$6,200 million, partially offset by NT$6,103 million for cash dividend payment.

We had NT$12,015 million (US$402 million) in outstanding short-term loans as of December 31, 2019. We had total availability under existing short-term lines of credit of NT$64,169 million (US$2,145 million) as of December 31, 2019.

We had bonds payable of NT$38,781 million (US$1,297 million) in the aggregate as of December 31, 2019.

The following table sets forth our outstanding long-term bank loans as of December 31, 2019:

	Unsecured long-term bank loans		Secured long-term bank loans
	(in NT$ millions)	(in US$ millions)	(in NT$ millions)	(in US$ millions)
Due in 2020	939	31	3,763	126
Due in 2021	4,121	138	3,763	126
Due in 2022	1,833	61	7,499	251
Due in 2023	—	—	7,494	251
Due in 2024	—	—	4,478	150
Due in 2025 & thereafter	—	—	12	0

The interest rates of our long-term bank loans range from 0.55% to 5.56%.

As of December 31, 2019, the current portion of bonds due within one year was NT$20,094 million (US$672 million), and the current portion of long-term bank loans due within one year was NT$4,702 million (US$157 million).

Capital Expenditures

We will continue to moderate the expansion pace for leading edge capacity to focus on diversifying existing logic and specialty technology offerings to our customers. As of December 31, 2019, the construction contracts amounted to NT$1,958 million (US$65 million) and the portion of the contracts not yet recognized was approximately NT$441 million (US$15 million). In 2017, 2018 and 2019, we incurred capital expenditures of approximately NT$44,236 million, NT$19,590 million and NT$17,760 million (US$594 million), respectively, primarily to purchase equipment for research and development and production.

We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure requirements at least through the end of 2020. Due to rapid changes in technology in the semiconductor industry, however, we have frequent demand for investment in new manufacturing technologies. We cannot assure you that we will be able to raise additional capital, should that become necessary, on terms acceptable to us, or at all. If financing is not available on terms acceptable to us, management intends to reduce expenditures so as to delay the need for additional financing. To the extent that we do not generate sufficient cash flows from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings to finance our working capital needs or our future expansion plans. The sale of additional equity or equity-linked securities may result in additional dilution to our stockholders. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our products and change in our product mix, which in turn may be adversely affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the average selling price of our products. The average selling price of our products have been subjected to downward pressure in the past and are reasonably likely to be subject to further downward pressure in the future. We have not historically relied on, and we do not plan to rely on in the foreseeable future, off-balance sheet financing arrangements to finance our operations or expansion.

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

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$13,669 million, NT$13,025 million and NT$11,860 million (US$397 million) in 2017, 2018 and 2019, respectively, in research and development, which represented 9.2%, 8.6% and 8.0%, respectively, of operating revenues for such years. We believe that our continuous spending on research and development will help us achieve positive results in the development of advanced and specialty technologies. As of December 31, 2019, we employed 1,731 professionals in our research and development division.

Our current research and development activities seek to optimize the use of available capacity by developing new process platforms into existing technology nodes. Although we emphasize firm-wide participation in the research and development process, we maintain central research and development teams primarily responsible for developing cost-effective technologies that can serve the manufacturing needs of our customers. Monetary incentives are provided to our employees if projects result in successful patents. We believe we have a strong foundation in research and development and intend to continue our efforts on technology developments. Our top management believes in the value of continued support of research and development efforts and intends to continue our foundry position by providing customers with comprehensive technology and SoC solutions in the industry.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2019.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in NT$ millions)
Long-term debt(1)
Unsecured bonds	39,940	20,660	10,590	8,690	—
Loans	51,058	18,316	19,632	13,098	12
Lease obligations(2)	7,128	741	1,414	1,181	3,792
Purchase obligations(3)	38,878	29,832	2,845	1,810	4,391
Other long-term obligations(4)	21,411	101	12,765	8,446	99

Total contractual cash obligations	158,415	69,650	47,246	33,225	8,294

(1)	Assuming the domestic bonds are paid off upon maturity.
(2)

Represents our obligations to make lease payments mainly to use machineries, equipment, office and land on which our fabs are located, primarily in the Hsinchu Science Park and the Tainan Science Park in Taiwan, Pasir Ris Wafer Fab Park in Singapore.

(3)

Represents commitments for purchase of raw materials and construction contracts, intellectual properties and royalties payable under our technology license agreements. These commitments include the amounts which are not recorded on our balance sheet as of December 31, 2019.

(4)

Represents the guarantee deposits and financial liability for the repurchase of other investors’ investment. The amounts of payments due under these agreements are determined based on fixed contract amounts.

G.	Safe Harbor

See “Forward-Looking Statements in This Annual Report May Not Be Realized.”

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age, position, tenure and biography of each of our directors and executives as of March 31, 2020. There is no family relationship among any of these persons.

The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Year(s) with Us
Stan Hung	59	Chairman, Director and Chief Strategic Officer	28
SC Chien	62	Co-president and Director (Representative of Hsun Chieh Investment Co., Ltd.)	31
Jason Wang	57	Co-president and Director (Representative of Silicon Integrated Systems Corp.)	12
Cheng-Li Huang (1)	71	Independent Director	11
Lih J. Chen (1)	73	Independent Director	2
Jyuo-Min Shyu (1)	66	Independent Director	2
Wenyi Chu (1)	53	Independent Director	5
Chung-Laung Liu	86	Director	14
Ting-Yu Lin	58	Director	14
Chitung Liu	54	Chief Financial Officer, Senior Vice President and Head of Corporate Governance	19

(1)	Member of the Audit Committee.

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

Jyuo-Min Shyu is an independent director of our company. Dr. Shyu is an Emeritus Professor at National Tsing Hua University. He was also the Minister of Ministry of Science and Technology and the President of Industrial Technology Research Institute. Dr.Shyu is also an independent director of Inventec Corporation, as well as a director of Iridium Medical Technology Co., Ltd, GeoThings, Inc. and Modern Classic Limited. Professor Shyu received a Ph.D. degree in Electrical Engineering and Computer Science from University of California, Berkeley in 1988.

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

Chung-Laung Liu is a director of our company. Professor Liu was the William M.W. Mong Honorary Chair Professor of National Tsing Hua University. Professor Liu is also the Chairman of TrendForce Corp., an independent director of Microelectronics Technology Inc., Powerchip Semiconductor Corp., Far EasTone Telecommunications Co., Ltd., Accton Technology Corporation, as well as a director of Macronix International Co., Ltd., UBI BioPharma Inc. and GeoThings, Inc. Professor Liu received a doctorate degree in science from Massachusetts Institute of Technology in 1962.

Ting-Yu Lin is a director of our company. Mr. Lin is also the chairman of Sunrox International Inc. Mr. Lin received a master’s degree in international finance from Meiji University in 1993.

Chitung Liu is the Chief Financial Officer and the Senior Vice President of our company. On March 6, 2019, Mr. Chitung Liu was appointed as our Head of Corporate Governance. Prior to joining our company in 2001, Mr. Liu was a managing director of UBS. Mr. Liu is a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., Unimicron Technology Corp., Novatek Microelectronic Corp., Hejian Technology (Suzhou) Co., Ltd., UMC Group (USA), Green Earth Limited, ECP Vita Pte. Ltd., Omni Global Limited, UMC Capital Corp., United Microchip Corporation, Sino Paragon Limited and United Semiconductor Japan Co., Ltd. Mr. Liu received an executive MBA degree from National Taiwan University in 2009.

B.	Compensation

The aggregate compensation paid and benefits in kind granted to our directors in 2019 were approximately NT$29.5 million (US$1.0 million). The remuneration was out of our 2019 earnings distribution plan, and the distribution percentage for directors is 0.30%. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Some of the remuneration was paid to the legal entities that certain directors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2019 were approximately NT$234.9 million (US$7.8 million), which include NT$41.9 million (US$1.4 million) as bonus.

C.	Board Practices

All of our directors were elected in June 2018 for a term of three years. Neither we nor any of our subsidiaries has entered into a contract with any of our directors by which our directors are expected to receive benefits upon termination of their services.

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

Remuneration Committee

The R.O.C. Securities and Exchange Act, as amended on November 24, 2010, further introduced the mechanism of a “Remuneration Committee”, which requires publicly listed companies in the R.O.C., including our company, to adopt a remuneration committee. Pursuant to the Regulations Governing the Establishment and Exercise of Powers by Compensation Committees of Public Companies, the remuneration committee shall be composed of no less than three members commissioned by the board of directors. In addition, for a company with independent directors, such as us, at least one of the remuneration committee members shall be an independent director. We established a remuneration committee in accordance with Article 14-6 of the R.O.C. Securities and Exchange Act on April 27, 2011. We amended our articles of incorporation to implement the mechanism of our remuneration committee during the annual general meeting held on June 15, 2011. After the re-election of directors in the annual general meeting on June 12, 2018, our board of directors appointed Cheng-Li Huang, Lih J. Chen, Jyuo-Min Shyu and Wenyi Chu to serve as members of the remuneration committee.

Pursuant to applicable SEC rules and NYSE listing standards we as a foreign private issuer are required to disclose any significant ways in which our corporate governance practices differ from those followed by NYSE-listed U.S. domestic companies under the NYSE’s listing standards. A copy of the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to U.S. companies is available on our website http://www.umc.com/English/investors/Corp gov difference.asp.

Nominating Committee

Our board of directors established a nominating committee in December 2017. Our nominating committee initially consists of Chung-Laung Liu, Cheng-Li Huang and Wenyi Chu, each of whom is an independent director. The nominating committee is to assist the board to enhance the management mechanism and improve corporate governance for our sustainable development. The objectives of our nominating committee include: (i) to constitute the nomination policy and succession plans of the directors and the executives, and to review and propose the candidate list of the directors and the executives accordingly; (ii) to construct and to develop the operation of our board and the board committees, as well as to plan and to execute the performance assessment of the board, the board committees and the executives, and (iii) to enhance the corporate governance system and practices in order to protect the interests of our stakeholders.

D.	Employees

As of December 31, 2019, we had 19,577 employees, which included 11,328 engineers, 7,416 technicians and 833 administrative staff performing administrative functions on a consolidated basis. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
	2017	2018	2019
Employees
Engineers	11,846	11,651	11,328
Technicians	7,432	7,494	7,416
Administrative Staff	798	784	833

Total	20,076	19,929	19,577

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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On February 26, 2020, our board of directors proposed an employee bonus in cash in the aggregate amount of NT$1,133 million (US$38 million) in relation to retained earnings in 2019.

Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E.	Share Ownership

As of March 31, 2020, each of our directors and executive officers held common shares and/or ADSs of United Microelectronics, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Cheng-Li Huang, Lih J. Chen, Jyuo-Min Shyu and Wenyi Chu, our independent directors. As of April 12, 2020, our most recent record date, Hsun Chieh Investment Co. held approximately 441 million of our common shares, representing approximately 3.75% of our issued and outstanding share capital. Silicon Integrated Systems Corp. held approximately 285 million of our common shares, representing approximately 2.42% of our issued and outstanding share capital. Chairman Mr. Hung held approximately 40 million of our common shares, representing approximately 0.34% of our issued and outstanding share capital. Ting-Yu Lin held approximately 13 million of our common shares, representing approximately 0.11% of our issued and outstanding share capital.

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

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of (i) April 12, 2020, our most recent record date, and (ii) as of certain record dates in each of the preceding three years, for (1) the stockholders known by us to beneficially own more than 2% of our common shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with SEC rules.

	As of April 14, 2018	As of April 14, 2019	As of April 12, 2020
	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned
Name of Beneficial Owner
Hsun Chieh Investment Co., Ltd. (1)	3.50%	3.64%	441,371,000	3.75%
Silicon Integrated Systems Corp.	2.50%	2.35%	285,380,424	2.42%
Directors and executive officers as a group	6.32%	6.67%	832,664,416	7.07%

(1)	36.49% owned by United Microelectronics Corporation as of March 31, 2020.

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

The following table shows our aggregate equity ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of December 31, 2019.

Name	Ownership %
Silicon Integrated Systems Corp.	19.73
Faraday Technology Corp.	13.78

We provide foundry services to these fabless design company and the sales price was determined through arms-length negotiation and mutual agreement in reference to market conditions. We generated total of NT$1,388 million, NT$1,319 million and NT$1,563 million (US$52 million) of our operating revenues in 2017, 2018 and 2019, respectively, from the provision of our foundry services to these two companies. For more information, please refer to Note 7 to our audited consolidated financial statements included in this annual report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of all financial statements filed as part of this annual report on Form 20-F.

Legal and Administrative Proceedings

We may, from time to time, become a party to various legal or administrative proceedings arising in the ordinary course of our business.

On July 1, 2016, IBM filed a complaint in the United States District Court for the Southern District of New York alleging that UMC failed to pay the technology license fee in accordance with the technology license agreement. UMC appealed a judgment issued on September 15, 2017 by the United States District Court of Southern District of New York for the subject matter. The United States Court of Appeals for the Second Circuit made a summary order on March 11, 2019, vacated part of the district court’s judgment and remanded the case. On March 27, 2019, UMC and IBM reached a settlement of US$3.8 million and a technology license agreement, under which IBM shall grant process-related patent licenses to UMC in exchange for royalties.

On August 31, 2017, the Taichung District Prosecutors Office indicted us based on the Trade Secret Act of R.O.C., alleging that our employees misappropriated the trade secrets of Micron Technology Inc., or Micron. On December 5, 2017, Micron filed a civil action with similar cause against us with the United States District Court, Northern District of California. Micron claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins us from using its trade secrets in question. We have appointed counsels to prepare answers against these charges. Currently the civil complaint has been stayed by the court and the criminal proceeding is ongoing.

On January 12, 2018, we filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, Micron (Xi’an) Co., Ltd. and Micron (Shanghai) Trading Co., Ltd., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe our patent rights. The court has approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial.

On November 1, 2018, the Department of Justice of the United States, or DOJ, unsealed an indictment against us, Fujian Jinhua Integrated Circuit Co., Ltd. or Jinhua, and three individuals, including our one current employee and two former employees, alleging that we and others conspired to steal trade secrets of Micron, and used that information to develop technology that was subsequently transferred to Jinhua. On the same day, the DOJ filed a civil complaint enjoining the aforementioned defendants from exporting to the United States any products containing DRAM manufactured by us or Jinhua and preventing the defendants from transferring the trade secrets to anyone else. Please refer to Item 10 C. Material Contracts—DRAM Technology Cooperation Agreement, dated May 13, 2016, between UMC and Fujian Jinhua” for further details about the cooperation arrangement with Jinhua. We have appointed counsels to prepare answers against these charges. Besides, we have suspended the joint technology development activities with Jinhua. Currently the civil complaint has been stayed by the court and the criminal proceeding is ongoing. Given these litigations are still in the preliminary stages, we cannot assess the legal proceeding and probable outcome or impact.

On March 14, 2019, a putative class action styled Meyer v. us and several executives, was filed under Securities Exchange Act of 1934 and Rule 10b-5 in the United States District Court for the Southern District of New York. The court appointed a lead plaintiff and approved lead plaintiff counsel on May 23, 2019. On September 27, 2019, we received the service of plaintiffs’ amended complaint and appointed counsels to prepare the relevant procedures. Currently the mediation process is ongoing.

Other than the abovementioned legal proceedings, we are not currently involved in any material litigation or other proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. On June 8, 2017, our stockholders approved a cash distribution of NT$0.50 per common share for an aggregate of NT$6,112,159,358. On June 12, 2018, our stockholders approved a cash dividend of NT$0.7 per common share for an aggregate of NT$8,557,023,101. On June 12, 2018, our board of directors resolved to adjust the cash dividend ratio to NT$0.71164307 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common shares. On June 12, 2019, our stockholders approved a cash dividend of NT$0.58 per common share for an aggregate of NT$6,916,104,855. On June 19, 2019, our board of directors resolved to adjust the cash dividend ratio to NT$0.58989396 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common shares. On February 26, 2020, our board of directors proposed dividends of NT$9,765,154,720 (approximately NT$0.75 per common share) which are expected to be approved at our annual general meeting on June 10, 2020.

The following table sets forth the cash dividends per share and stock dividends per share as a percentage of common shares outstanding paid during each of the years indicated in respect of common shares outstanding at the end of each such year, except as otherwise noted.

	Cash Dividend per Share	Stock Dividend per Share	Total Number of Common Shares Issued as Stock Dividend	Number of Outstanding Common Shares at Year End
	NT$	NT$
1997	—	3.0	868,629,276	4,117,758,265
1998	—	2.9	1,199,052,940	5,480,221,725
1999	—	1.5	834,140,790	6,638,054,462
2000	—	2.0	1,809,853,716	11,439,016,900
2001	—	1.5	1,715,104,035	13,169,235,416
2002	—	1.5	1,968,018,212	15,238,578,646
2003	—	0.4	607,925,145	15,941,901,463
2004	—	0.8	1,288,558,185	17,550,800,859
2005	0.1029	1.029	1,758,736,435	18,856,632,324
2006	0.409141420	0.10228530	179,031,672	19,131,192,690
2007	0.7	—	—	13,214,494,883
2008	0.75	0.45	562,958,816	12,987,771,315
2009	—	—	—	12,987,771,315
2010	0.5	—	—	12,987,912,315
2011	1.11164840	—	—	13,084,341,565
2012	0.49980232	—	—	12,951,805,540
2013	0.40639654	—	—	12,692,081,665
2014	0.50	—	—	12,725,207,790
2015	0.54969673	—	—	12,758,132,915
2016	0.56501906	—	—	12,624,318,715
2017	0.50	—	—	12,624,318,715
2018	0.71164307	—	—	12,424,318,715
2019	0.58989396	—	—	11,724,318,715

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

ITEM 9	THE OFFER AND LISTING

A.	Offer and Listing Details

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

As of March 31, 2020, there were a total of 137,725,632 ADSs listed on the NYSE. With certain limited exceptions, holders of common shares who are not R.O.C. persons are required to hold these common shares through a brokerage or custodial account in the R.O.C. As of March 31, 2020, 688,628,160 common shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2020, 137,709,504 ADSs representing these 688,547,520 common shares were held of record by Cede & Co., and 16,128 ADSs were held by U.S. registered stockholders. We have no further information as to common shares held or beneficially owned by U.S. persons.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal trading markets for our common shares are the Taiwan Stock Exchange and the New York Stock Exchange, on which our common shares trade in the form of ADSs.

D.	Selling Stockholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following statements summarize the material elements of our capital structure and the more important rights and privileges of stockholders conferred by the R.O.C. law and our articles of incorporation.

Objects and Purpose

The scope of business of UMC as set forth in Article 2 of our articles of incorporation, includes, among others, (i) integrated circuits; (ii) semiconductor parts and components; (iii) parts and components of microcomputers, microprocessors, peripheral support and system products; (iv) parts and components of semiconductor memory systems products; (v) semiconductor parts and components for digital transceiver product and system products; (vi) semiconductor parts and components for telecom system and system products; (vii) testing and packaging of integrated circuits; (viii) mask production; (ix) metals, derived fuels and chemical products generated simultaneously from our manufacturing process; (x) management consulting service in regard to sustainable development, energy/resources conservation technologies and semiconductor fab related affairs; (xi) clearance, recycle and disposal of waste and manufacturing outputs; research and development, design, production, sales, promotion and after-sale services related to our business; and (xii) export/import trade related to our business.

Directors

The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by stockholders and is responsible for the management of our business. As of March 31, 2020, our board of directors consisted of nine directors, out of which four are independent directors. In the annual general meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual general meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our stockholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at an annual general meeting involving the election of directors. Pursuant to the R.O.C. Company Act, entity that owns our common shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our stockholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. As of March 31, 2020, two of our nine directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

According to the R.O.C. Company Act and the rules promulgated under the R.O.C. Securities and Exchange Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, shall explain the essential contents of such personal interest in the meeting of the board of directors. Moreover, where the spouse, a blood relative within the second degree of kinship of a director, or any company which has a controlling or subordinate relation with a director has interests in a matter to be discussed at the meeting of the board of directors, such director shall be deemed to have a personal interest in the matter. In case that such personal interest may impair the interests of us, such director shall abstain from joining the discussion and voting on such matter. In case that such director is the representative designated by a legal entity stockholder to be elected as our director and such legal entity stockholder has personal interest in the matter to be discussed at the meeting of the board of directors, the rules above mentioned shall also apply. Our articles of incorporation provide that our board of directors is authorized, by taking into account of the extent of his/her/its involvement of our operation activities and the value of his/her/its contribution, to determine the compensation for each director at a comparable rate adopted by other companies of the same industry regardless of the profit received by our company. In addition, according to our articles of incorporation, we may distribute a maximum of 0.1% of the annual profits before tax as remuneration to directors. Please refer to “—Dividends and Distributions” in this item below for more details. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director, while the laws and regulations require the aggregate shareholding of all directors, excluding independent directors, to meet certain thresholds considering the paid-in capital and the numbers of the independent directors. According to our current internal Loan Procedures, we shall not extend any loan to our directors.

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

Common Shares

As of December 31, 2019, our authorized share capital was NT$260 billion, divided into 26 billion common shares, of which 11,724,318,715 common shares were issued and outstanding. All common shares presently issued are fully paid and in registered form, and existing stockholders are not subject to any capital calls. We do not have any outstanding warrants or option to purchase our common shares.

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

Dividends and Distributions

We are not allowed under R.O.C. law to pay dividends on our treasury common shares. We may distribute dividends on our issued and outstanding common shares if we have earnings. Before distributing a dividend to stockholders, among other things, we must recover any past losses, pay all outstanding taxes and set aside a legal reserve equivalent to 10% of our net income and other profit (or loss) items adjusted to the current year’s undistributed earnings other than net income until our legal reserve equals our paid-in capital, and a special reserve, if any.

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

Repurchase of Our Common Shares

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

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans disclosed in “Item 16E—Purchase Of Equity Securities By The Issuer And Affiliated Purchasers.” We may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our common shares. Historically, we have cancelled some of the repurchased common shares and transferred some of the repurchased common shares to our employees as employee compensation. In 2010, 2013 and 2015, we purchased an aggregate of 300 million, 200 million and 200 million, respectively, of our common shares under these plans. From February 3, 2010 to April 2, 2010, we purchased 300 million of our common shares on the Taiwan Stock Exchange at an average price of NT$16.15 per share to transfer to our employees as employee compensation. From March 14, 2013 to May 13, 2013, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.23 per share to transfer to our employees as employee compensation. From July 30, 2015 to September 29, 2015, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.02 per share to transfer to our employees as employee compensation. During 2016, 2017 and 2018, we purchased an aggregate of 200 million, nil and 480 million, common shares, respectively, and transferred nil, nil and 200 million of such common shares that we repurchased under these plans to our employees as employee compensation in 2016, 2017 and 2018, respectively. In 2019, we purchased 220 million of our common shares on the Taiwan Stock Exchange at an average price of NT$13.00 per share.

On March 14, 2012, our board of directors approved the cancellation of 157,934,400 treasury common shares, which were purchased from December 17, 2008 to February 16, 2009. On April 24, 2013, our board of directors approved the cancellation of 300,000,000 treasury common shares, which were purchased from February 3, 2010 to April 2, 2010. On June 19, 2019, our board of directors approved the cancellation of 200,000,000 treasure common shares which we purchased in from April to June 2019.

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

Liquidation Rights

In the event of a liquidation, stockholders will be entitled to participate in any surplus assets after payment of all debts, liquidation expenses and taxes proportionately.

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

Cross License Agreement, dated as of January 1, 2006, between United Microelectronics Corporation and International Business Machines Corporation.

We entered into a five-year cross license agreement with IBM effective as of January 1, 2006, which provides for the cross license of certain semiconductor patents including process, topography and design. Under this agreement, IBM had granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making our and our subsidiaries’ licensed products in R.O.C., Japan and Singapore and selling, leasing, licensing, using and/or transferring our and our subsidiaries’ licensed products worldwide under IBM’s patents filed prior to January 1, 2011; we granted IBM, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for the term of the cross license for making, selling, leasing, licensing, using and/or transferring IBM’s licensed products under our patents filed prior to January 1, 2011. We also agreed to pay IBM certain royalty fees under this agreement. This five-year cross license agreement with IBM terminated on December 31, 2010. We entered into a new “life-of-the-patents” cross license agreement with IBM that will be effective until June 30, 2029, the expiration date of the last-to-expire of the licensed patents thereunder. Under this agreement, IBM has granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making our and our subsidiaries’ licensed products in R.O.C., Japan, Singapore and PRC and selling, leasing, licensing, using and/or transferring our and our subsidiaries’ licensed products worldwide under IBM’s patents filed effectively prior to July 1, 2009; In addition, pursuant to this agreement, we granted IBM, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for the term of the cross license for making, selling, leasing, licensing, using and/or transferring IBM’s licensed products under our patents filed effectively prior to July 1, 2009. We also agreed to pay IBM certain royalty fees under this agreement. In addition, we have renewed the aforesaid patent cross license agreement with IBM on June 13, 2013, under which IBM grants us a license under all its patents with an effective filing date prior to December 31, 2015.

Technology Agreement, dated as of June 29, 2012, between United Microelectronics Corporation and International Business Machines Corporation.

We entered into a technology license agreement with IBM on June 29, 2012. Under this agreement, IBM granted us a perpetual license under its 20nm bulk industry standard CMOS technology and developmental processes associated with manufacturing integrated circuits using a three dimensional FinFet device technology for using, offering for sale, selling, importing or otherwise transferring our licensed products.

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

DRAM Technology Cooperation Agreement, dated May 13, 2016, between UMC and Fujian Jinhua

We entered into a technology cooperation agreement with Fujian Jinhua on May 13, 2016 to jointly develop DRAM related technologies. Under the agreement, Fujian Jinhua agreed to provide us with related equipment for our research and development, as well as service fees subject to the progress of the technology development. We will develop DRAM related technologies for Fujian Jinhua and deliver such development results to Fujian Jinhua before May 12, 2021. These developed technologies will be jointly owned by both parties. As a result of the legal proceedings disclosed in “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” we have suspended the joint development process.

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

We entered into cross license agreement with Avago Technologies International Sales Pte. Limited, effective from September 29, 2018 to December 31, 2023, which provides for the license of semiconductor device under certain licensed patents. Under this agreement, Avago grants to us and our subsidiaries a non-exclusive and non-transferable license for making, selling, importing or otherwise disposing of our and our subsidiaries’ licensed products. In exchange, we agree to pay Avago certain royalty fees under this agreement.

Major Long-term Supply and Marketing Agreements

We have entered into long-term distribution, sales, service and marketing agreements with the following companies: UMC Group (USA), an agreement effective from January 1, 2019 through December 3, 2024; UMC Group Japan Co., Ltd., an agreement effective from January 1, 2018 through December 31, 2022; United Microelectronics (Europe) BV, an agreement effective from January 1, 2018 through December 31, 2022; UMC Group Japan Co., Ltd., an agreement effective from January 1, 2018 through December 31, 2022; UMC Korea Co., Ltd., an agreement effective from January 1, 2020 through December 31, 2020.

Major Construction Agreements

We entered into construction agreements in connection with the USCXM facility with several companies, such as Anhui 3S Mechanical and Electrical Engineering Co. Ltd, Nova Technology Corp., L&K Engineering (Suzhou) Co., Ltd., Shanghai Hantech Co., Ltd., Wholetech Group (Shanghai) Trading Co. for the construction of the Fab 12X in Xiamen, Fujian Province, China. These agreements are effective from January 1, 2019 to December 31, 2019, and the total contractual amount exceeds US$3.42 million.

We also entered into various major facility construction agreements in connection with our Fab 12A fab facility, piping, and various material supply systems, with companies such as Anhui 3S Mechanical and Electrical Engineering Co. Ltd, Nova Technology Corp., L&K Engineering (Suzhou) Co., Ltd., Shanghai Hantech Co., Ltd., Wholetech Group (Shanghai) Trading Co. for building the phase 5 facilities in our Fab12A in the Tainan Science Park. These agreements are effective from January 1, 2019 to December 31, 2019, and the total contractual amount exceeds NT$1.4 billion.

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

Estate Taxation and Gift Tax

R.O.C. estate tax is payable on any property within the R.O.C. of a deceased individual who is a non-resident individual or a non-R.O.C. citizen and R.O.C. gift tax is payable on any property located within the R.O.C. donated by any such person. Under the Articles 13 and 19 of the R.O.C. Estate and Gift Tax Act, which became effective on May 12, 2017, tax brackets and rates of estate tax are as follows: (1) if the net taxable estate is no more than NT$50,000,000, the tax rate shall be 10%; (2) if the net taxable estate is more than NT$50,000,000 but no more than NT$100,000,000, the estate tax payable shall be NT$5,000,000 plus 15% for the amount in excess of NT$50,000,000; and (3) if the net taxable estate is more than NT$100,000,000, the estate tax payable shall be NT$12,500,000 plus 20% for the amount in excess of NT$100,000,000; tax brackets and rates of gift tax are as follows: (1) if the net taxable gifts are no more than NT$25,000,000, the tax rate shall be 10%; (2) if the net taxable gifts are more than NT$25,000,000 but no more than NT$50,000,000, the gift tax payable shall be NT$2,500,000 plus 15% for the amount in excess of NT$25,000,000; and (3) if the net taxable gifts are more than NT$50,000,000, the gift tax payable shall be NT$6,250,000 plus 20% for the amount in excess of NT$50,000,000. Under R.O.C. estate and gift tax laws, the common shares will be deemed located in the R.O.C. irrespective of the location of the owner. It is unclear whether a holder of ADSs will be considered to own common shares for this purpose.

Tax Treaties

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, North Macedonia, Eswatini, the Netherlands, the United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Italy, Japan, Canada, Poland and Austria which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether a non-R.O.C. holder of ADSs will be considered to own common shares for the purposes of such treaties. Accordingly, a holder of ADSs who is otherwise entitled to the benefit of a treaty should consult its own tax advisors concerning eligibility for benefits under the treaty with respect to the ADSs.

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

Taxation of Dividends

Except as discussed below with respect to the passive foreign investment company rules, the amount of distributions (including amounts withheld in respect of R.O.C. withholding taxes) you receive on your common shares or ADSs (other than certain pro rata distributions of common shares to all stockholders) will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. Such income (including withheld taxes) will be includible in your gross income as ordinary income on the day you actually or constructively receive it, which in the case of an ADS will be the date actually or constructively received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. You will not be entitled to claim a dividend received deduction with respect to distributions you receive from us.

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

Subject to certain limitations under the Code, you may be entitled to a credit or deduction against your U.S. federal income taxes for any R.O.C. taxes that are withheld from dividend distributions made to you. The election to receive a credit or deduction must be made annually, and applies to all foreign taxes for the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to common shares or ADS will generally be considered passive category income from sources outside the United States. Furthermore, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common shares or ADSs if you (1) have held the common shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or (2) are obligated to make payments related to the dividends. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

Based on the composition of our income and assets, and the valuation of our assets, we do not believe that we are currently (or that we were in 2019) a passive foreign investment company, or PFIC, and we do not expect to become one in the future, although there can be no assurance in this regard.

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

We have filed this annual report on Form 20-F, including exhibits, with the U.S. SEC. As allowed by the U.S. SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the U.S. SEC. This means that we can disclose important information to you by referring you to another document filed separately with the U.S. SEC. The information incorporated by reference is considered to be part of this annual report.

The U.S. SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the U.S. SEC. Our annual report and some of the other information submitted by us to the U.S. SEC may be accessed through this web site.

I.	Subsidiary Information

Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$626 million as of December 31, 2019. As of the same date, we also had Japanese Yen-denominated accounts receivable of ¥14,266 million attributable to our Japanese operations and Renminbi-denominated accounts receivable of RMB¥710 million attributable to our China operations. We had U.S. dollar-, Japanese Yen- and Renminbi-denominated accounts payables of US$128 million, ¥7,193 million and RMB¥262 million, respectively, as of December 31, 2019.

Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency-denominated accounts receivable, capital expenditures relating to equipment used in manufacturing processes (including lithography, etching and chemical vapor deposition) and purchased primarily from Europe, Japan and the United States.

The following table provides information as of December 31, 2019 on our market risk sensitive financial instruments.

	As of December 31, 2019
	Carrying Amount	Fair Amount
	(in NT$ millions)
Time Deposits: Non-Trading Purpose	62,320	62,320
Short-term Loans: Non-Trading Purpose	12,015	12,015
Bonds: Non-Trading Purpose	38,781	39,572
Long-term Loans: Non-Trading Purpose	33,902	33,902

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The tables below provide information of UMC as of December 31, 2019 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Dates					As of December 31, 2019
	2020	2021	2022	2023	2024 and thereunder	Total	Fair Value
	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	747					747	747
Average Interest Rate	1.93%					1.93%	1.93%
Fixed Rate (SGD)	40					40	40
Average Interest Rate	1.51%					1.51%	1.51%
Fixed Rate (RMB¥)
Average Interest Rate
Fixed Rate (NT$)	29,604					29,604	29,604
Average Interest Rate	0.44%					0.44%	0.44%
Short-term Loans:
Variable Rate (US$)	45					45	45
Average Interest Rate	1.97%					1.97%	1.97%
Variable Rate ((NT$)
Average Interest Rate
Variable Rate (€)
Average Interest Rate
Variable Rate (¥ JPY)
Average Interest Rate
Unsecured Long-term Loans:
Variable Rate (NT$)	500	2,067	1,833			4,400	4,400
Average Interest Rate	1.05%	1.05%	1.05%			1.05%	1.05%
Fixed Rate (NT$)
Average Interest Rate
Secured Long-term Loans:
Variable Rate (NT$)
Average Interest Rate
Variable Rate (RMB¥)
Average Interest Rate
Variable Rate (US$)
Average Interest Rate
Bonds:
Unsecured (NT$)	2,500					2,500	2,504
Fixed Rate	1.50%					1.50%	1.50%
Unsecured (NT$)		2,000				2,000	2,000
Fixed Rate		1.70%				1.70%	1.70%
Unsecured (NT$)			6,200			6,200	6,226
Fixed Rate			1.15%			1.15%	1.15%
Unsecured (NT$)			2,000			2,000	2,000
Fixed Rate			0.94%			0.94%	0.94%
Unsecured (NT$)					3,000	3,000	3,062
Fixed Rate					1.95%	1.95%	1.95%
Unsecured (NT$)					2,100	2,100	2,140
Fixed Rate					1.43%	1.43%	1.43%
Unsecured (NT$)					3,400	3,400	3,416
Fixed Rate					1.13%	1.13%	1.13%

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

As of December 31, 2019, we had no outstanding in foreign currency forward contracts to sell U.S. dollars against NT dollars. We believe that we did not have material market risks as of December 31, 2019.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

In addition, an ADS holder shall be responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

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

Depositary Payments

In 2019, pursuant to the terms of the deposit agreement, we received the following payments from JPMorgan Chase & Co., the depositary for our ADR program through December 31, 2019.

Service	Fees (US$)
Reimbursement of listing fees	110,705.70
Reimbursement of U.S. SEC filing fees	85,281.00
Reimbursement of accounting supporting fees for FASB and Public Company Accounting Oversight Board	1,750.00
Reimbursement of annual ordinary stockholders’ meeting expenses	0.00
Reimbursement of fees in connection with annual financial and Sarbanes-Oxley Act of 2002 audit	764,517.79
Contribution to our company’s investor relations efforts	78,681.42
Others	0.00

Total	1,040,935.91

PART II.

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of 2017, 2018 and 2019.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

For the period ended on December 31, 2019, an evaluation has been performed under the supervision and with the participation of our management, including our Co-presidents and our Chief Financial Officer, regarding the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Co-presidents and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2019.

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

Our management’ s assessment of and conclusion on the effectiveness of internal controls over financial reporting did not include the internal controls of United Semiconductor Japan Co., Ltd. which was acquired on October 1, 2019 and included in our consolidated financial statements for the year ended December 31, 2019. United Semiconductor Japan Co., Ltd. constituted 6.27% and 8.63% of our total and net assets, respectively, as of December 31, 2019 and 2.89% and 5.94% of our revenues and net income, respectively, for the year ended December 31, 2019.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or the COSO criteria. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2019 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2019, which is included immediately following this report.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of United Microelectronics Corporation:

Opinion on Internal Control over Financial Reporting

We have audited United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, United Microelectronics Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

As indicated in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”, management’s assessment of and conclusion on the effectiveness of internal controls over financial reporting did not include the internal controls of United Semiconductor Japan Co., Ltd. which is included in the 2019 consolidated financial statements of the Company and constituted 6.27% and 8.63% of total and net assets, respectively, as of December 31, 2019 and 2.89% and 5.94% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of United Semiconductor Japan Co., Ltd.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 28, 2020 expressed an unqualified opinion thereon.

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

April 28, 2020

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Cheng-Li Huang and Wenyi Chu, two of our independent directors and members of the audit committee, qualify as audit committee financial experts as defined in Item 16A of Form 20-F and are independent in accordance with the applicable requirements of Rule 10A-3 of the Securities Exchange Act of 1934 requirement.

The U.S. SEC has indicated that the designation of Dr. Huang and Dr. Chu as the audit committee financial experts does not: (i) make Dr. Huang or Dr. Chu an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Dr. Huang or Dr. Chu that are greater than those imposed on them as a member of the audit committee and our board of directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the audit committee or our board of directors.

ITEM 16B.	CODE OF ETHICS

We amended the Code of Ethics for Directors and Officers in November 2017, and the Employee Code of Conduct in February 2020. The Employee Code of Conduct, which is applicable to all employees, replaced the code of ethics filed with the U.S. SEC in our 2003 annual report on Form 20-F. We have also created a separate code of ethics applicable to our directors and officers. A copy of each of the Code of Ethics for Directors and Officers and the Employee Code of Conduct are displayed on our website at http://www.umc.com/english/pdf/Code of Ethics.pdf and http://www.umc.com/english/pdf/Code of Conduct.pdf, respectively. Stockholders may request a hard copy of the Code of Ethics for Directors and Officers and the Employee Code of Conduct free of charge. Please contact the investor relations department of our company at ir@umc.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the years indicated.

	Years ended December 31,
	2018	2019
	NT$	NT$	US$
	(in thousands)
Audit Fees (1)	52,794	62,040	2,074
Audit-related Fees (2)	1,283	1,095	37
Tax Fees (3)	4,304	3,943	132

Total	58,381	67,078	2,243

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

Since March 2004, we have from time to time announced plans, which were not binding on us, to buy back our common shares up to a certain amount on the Taiwan Stock Exchange. On May 11, 2016, we announced our 17th share buy-back plan since our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$7.90 and NT$18.70 per share during the period from May 12, 2016 to July 11, 2016. On March 7, 2018, we announced our 18th share buy-back plan after our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$9.85 and NT$21.30 per share during the period from March 8, 2018 to May 7, 2018. On November 5, 2018, we announced our 19th share buy-back plan since our board of directors resolved to purchase up to 300 million shares on the Taiwan Stock Exchange at a price between NT$7.55 and NT$20.80 per share during the period from November 6, 2018 to January 5, 2019. On April 24, 2019, we announced our 20th share buy-back plan since our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$8.40 and NT$18.10 per share during the period from April 25, 2019 to June 24, 2019.

The table below sets forth the repurchases we made in the periods indicated.

Month	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Program	Maximum Number of Shares that May Yet be Purchased Under the Plans or Program
March 2018 (from March 8, 2018)	39,607,000	15.19	39,607,000	160,393,000
April 2018	117,923,000	15.58	157,530,000	42,470,000
May 2018 (till May 7, 2018)	42,470,000	16.26	200,000,000	—
November 2018 (from November 6, 2018)	141,000,000	11.01	141,000,000	159,000,000
December 2018	139,000,000	11.36	280,000,000	20,000,000
January 2019 (till January 5, 2019)	20,000,000	10.91	300,000,000	—
April 2019 (from April 26, 2018)	19,000,000	13.37	19,000,000	181,000,000
May 2019	126,000,000	13.10	145,000,000	55,000,000
June 2019 (till June 13, 2019)	55,000,000	13.39	200,000,000	—
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

The Legal Framework. In general, corporate governance principles for Taiwanese companies are set forth in the Company Act of the Republic of China, or the R.O.C. Company Act, the R.O.C. Securities Exchange Act and, to the extent they are listed on the Taiwan Stock Exchange, under listing rules of the Taiwan Stock Exchange. Corporate governance principles under provisions of R.O.C. law may differ in significant ways to corporate governance standards for U.S. companies listed on the NYSE. Committed to high standards of corporate governance, we have generally brought our corporate governance in line with U.S. regulations, including the formation and independence of an audit committee. However, we have not adopted certain recommended NYSE corporate governance standards where such standards are contrary to R.O.C. laws or regulations or generally prevailing business practices in Taiwan, as discussed in more detail below.

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

Board Committees. Under the NYSE listing standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate committee must develop and recommend to the board a set of corporate governance principles. We established a nominating committee in December 2017, which consists of three of our independent directors. The nominating committee is expected to assist our board to constitute a nomination policy and succession plans of the directors and the executives. We currently do not have a corporate governance committee, as such committee is not required under R.O.C. requirements. Our board of directors is responsible for regularly reviewing our corporate governance standards and practices.

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

Equity Compensation Plans. The NYSE listing standards also require that a company’s stockholders must approve equity compensation plans. Under the corresponding requirements in the R.O.C. Company Act and the R.O.C. Securities Exchange Act, stockholders’ approval is required for the distribution of employee bonuses in the form of stock, while the board of directors has authority, subject to the approval of the R.O.C. Securities and Futures Bureau, to approve employee stock option plans and to grant options to employees pursuant to such plans and also has authority to approve share buy-back programs for the purpose of selling common shares so purchased to employees and the sale of such common shares to employees pursuant to such programs. We intend to continue to follow only the R.O.C. requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

The following is a list of the audited consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Articles of Incorporation of the Company as last amended on June 15, 2011(1)

2.1	Amended and Restated Deposit Agreement by and among the Company, JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder dated as of October 21, 2009(2)

2.2	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement among the Company, JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (3)

4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, R.O.C., the site of Fab 6A (in Chinese with English summary translation)(4)(P)

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8A and United Tower (in Chinese with English summary translation)(5)(P)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8C (in Chinese with English summary translation)(6)(P)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8D (in Chinese with English summary translation)(7)(P)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8E (in Chinese with English summary translation)(8)(P)

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8F (in Chinese with English summary translation)(9)(P)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, R.O.C., the site of Fab 12A (in Chinese with English summary translation)(10)(P)

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation)(11)

Exhibit Number	Description of Exhibits

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8S (in Chinese with English summary translation)(12)

4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab12i (summary)(13)

4.11	Merger Agreement, entered into as of April 29, 2009, among United Microelectronics Corporation, Infoshine Technology Limited and Best Elite International Limited(14)

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors and Officers(15)

11.2	Employee Code of Conduct(16)

*12.1	Certification of our Co-president pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Co-president pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.3	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Co-president pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Co-president pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.3	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*101.INS	XBRL Instance Document

*101.SCH	XBRL Taxonomy Extension Schema Document

*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

*101.LAB	XBRL Taxonomy Extension Label Linkbase Document

*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
(1)	Incorporated by reference to Exhibit 1.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-15128) filed with the Commission on April 18, 2014.
(2)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333- 162437) filed with the Commission on October 13, 2009.
(3)	Incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form F-6 (File No. 333- 172990) filed with the Commission on April 12, 2017.
(4)	Incorporated by reference to Exhibit 4.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(5)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(6)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(7)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(8)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(9)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(10)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(11)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.
(12)	Incorporated by reference to Exhibit 4.9 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(13)	Incorporated by reference to Exhibit 4.10 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(14)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 8, 2009.
(15)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on March 25, 2005.
(16)	Incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the Commission on May 26, 2006.
(P)	Paper exhibits

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED MICROELECTRONICS CORPORATION

By:	/s/ CHITUNG LIU
	Name:	Chitung Liu
	Title:	Director, Chief Financial Officer and Senior Vice President

Date: April 28, 2020

United Microelectronics Corporation and Subsidiaries

Consolidated Financial Statements for years ended December 31, 2017, 2018 and 2019

Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of United Microelectronics Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the Company) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 3 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers and financial instruments in the year ended December 31, 2018 and its method for accounting for leases in the year ended December 31, 2019.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation for Slow-Moving Inventories

Description of the Matter

As of December 31, 2019, the Company’s net inventories amounted to NT$21,715 million. As the semiconductor industry is characterized by rapid changes in technology, management had to evaluate and estimate a reserve for slow-moving inventories that are expected to be written-off or otherwise disposed of at a future date.

Auditing the valuation for slow-moving inventories was complex due to judgement involved in evaluating the Company’s estimation of the appropriate amount of the slow-moving inventories reserve, utilizing key inputs including historical usage, write-off activities and inventory aging.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company’s slow-moving inventories reserve process. For example, we tested the control over management’s review of the reserve method and the key inputs used in the valuation process.

To test the slow-moving inventories reserve, our audit procedures included, amongst others, an evaluation of the appropriateness of management’s determination of inventory aging and inventory reserve percentages by testing the accuracy and completeness of the underlying data used in such determination including as historical usage and write-off activities. We also recalculated inventory reserve for the application of the reserve percentages to the inventory aging categories. In addition, we evaluated the adequacy of disclosures of inventories. Please refer to Notes 5 and 6 to the Company’s consolidated financial statements.

/s/ Ernst & Young

We have served as the Company’s auditor since 2000.

Taipei, Taiwan

Republic of China

April 28, 2020

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2018 and 2019

(Expressed in Thousands, Except for Par Value)

		As of December 31,
	Notes	2018	2019
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	4, 6(1), 6(26), 6(27)	83,661,739	95,492,477	3,192,661
Financial assets at fair value through profit or loss, current	4, 5, 6(2), 11(7)	528,450	722,794	24,166
Contract assets, current	4, 6(18)	92,210	214,243	7,163
Notes receivable	4	118	98	3
Accounts receivable, net	4, 6(3), 6(26), 6(27)	23,735,989	25,514,883	853,055
Accounts receivable-related parties, net	4, 7	138,912	289,945	9,694
Other receivables	4	708,432	654,466	21,881
Current tax assets	4	20,856	26,220	877
Inventories, net	4, 5, 6(4), 6(26), 6(27)	18,203,119	21,714,802	726,005
Other current assets	6(18)	14,103,607	9,203,393	307,702

Total current assets		141,193,432	153,833,321	5,143,207

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2), 7, 11(7)	11,555,847	13,298,679	444,623
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(5), 11(7)	11,585,477	14,723,232	492,251
Investments accounted for under the equity method	4, 6(6), 7	7,948,413	9,564,517	319,777
Property, plant and equipment	4, 5, 6(7), 6(26), 6(27), 8	172,846,595	150,374,096	5,027,553
Right-of-use assets	4, 6(8), 6(26), 8	—	8,291,517	277,216
Intangible assets	4, 6(9), 6(26), 7	2,991,804	5,198,247	173,796
Deferred tax assets	4, 5, 6(23), 6(26)	6,795,796	7,563,357	252,871
Prepayment for equipment		661,402	217,906	7,285
Refundable deposits	8	2,757,399	2,600,733	86,951
Other noncurrent assets	8	4,261,064	596,088	19,929

Total non-current assets		221,403,797	212,428,372	7,102,252

Total assets		362,597,229	366,261,693	12,245,459

Liabilities and Equity
Current liabilities
Short-term loans	6(10), 6(25), 6(27)	13,103,808	12,015,206	401,712
Contract liabilities, current	4, 6(18)	932,371	988,115	33,036
Notes and accounts payable	6(26)	6,801,745	8,877,065	296,793
Other payables	6(26), 7	12,549,873	15,325,954	512,402
Payables on equipment	6(26)	4,008,142	3,031,184	101,343
Current tax liabilities	4	2,059,172	1,089,608	36,430
Lease liabilities, current	4, 6(8), 6(25), 6(26)	—	569,957	19,056
Current portion of long-term liabilities	4, 6(11), 6(12), 6(25), 6(27), 8, 11(7)	5,121,396	24,795,600	829,007
Other current liabilities	6(14), 6(15), 6(25), 7	5,440,345	6,262,604	209,382

Total current liabilities		50,016,852	72,955,293	2,439,161

Non-current liabilities
Contract liabilities, noncurrent	4, 6(18)	—	482,080	16,118
Bonds payable	4, 6(11), 6(25), 11(7)	38,878,947	18,687,591	624,794
Long-term loans	6(12), 6(25), 6(27), 8, 11(7)	28,204,054	29,200,299	976,272
Deferred tax liabilities	4, 5, 6(23)	1,979,509	2,221,230	74,264
Lease liabilities, noncurrent	4, 6(8), 6(25), 6(26)	—	5,461,068	182,583
Net defined benefit liabilities, noncurrent	4, 5, 6(13)	4,167,174	4,025,373	134,583
Guarantee deposits	6(25)	612,903	196,110	6,557
Other noncurrent liabilities	4, 6(14), 6(25), 9(5)	34,340,307	30,118,734	1,006,978

Total non-current liabilities		108,182,894	90,392,485	3,022,149

Total liabilities		158,199,746	163,347,778	5,461,310

Commitments and contingencies	9
Equity attributable to the parent company
Capital	4, 6(11), 6(16)
Common stock - NT$10 par value		124,243,187	117,243,187	3,919,866
Authorized: 26,000,000 thousand shares
Issued: 12,424,319 thousand shares as of December 31, 2018
Issued: 11,724,319 thousand shares as of December 31, 2019
Capital collected in advance		—	332,611	11,120
Additional paid-in capital	4, 6(11), 6(16), 6(17)
Premiums		36,278,383	34,404,110	1,150,254
Treasury stock transactions		2,749,448	3,888,150	129,995
Transactions with noncontrolling interests		572,325	587,627	19,647
Share-based payment		178,401	214,455	7,170
Stock options - conversion right		1,515,297	1,476,405	49,362
Other		8,181	13,211	441
Retained earnings	6(16), 6(26)
Legal reserve		10,865,280	11,572,579	386,913
Special reserve		—	14,513,940	485,254
Unappropriated earnings		55,416,447	37,874,428	1,266,280
Other components of equity	4, 6(26)
Exchange differences on translation of foreign operations		(5,681,389)	(8,936,550)	(298,781)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		(8,379,834)	(2,266,311)	(75,771)
Gains or losses on hedging instruments		(2,058)	—	—
Treasury stock	4, 6(16), 6(17)	(13,832,953)	(8,413,992)	(281,310)

Total equity attributable to the parent company		203,930,715	202,503,850	6,770,440

Non-controlling interests	6(16), 6(27)	466,768	410,065	13,709

Total equity		204,397,483	202,913,915	6,784,149

Total liabilities and equity		362,597,229	366,261,693	12,245,459

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2017, 2018 and 2019

(Expressed in Thousands, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2017	2018	2019
		NT$	NT$	NT$	US$
Operating revenues	4, 6(18), 7, 12	149,284,706	151,252,571	148,201,641	4,954,919
Operating costs	4, 6(4), 6(9), 6(13), 6(17), 6(19), 7, 12	(122,226,948)	(128,412,544)	(126,886,669)	(4,242,282)

Gross profit		27,057,758	22,840,027	21,314,972	712,637

Operating expenses	4, 6(3), 6(9), 6(13), 6(17), 6(18), 6(19), 7, 12
Sales and marketing expenses		(4,233,830)	(3,901,912)	(3,807,610)	(127,302)
General and administrative expenses		(4,239,713)	(4,940,906)	(5,318,576)	(177,819)
Research and development expenses		(13,669,589)	(13,025,139)	(11,860,244)	(396,531)
Expected credit losses		—	(409,237)	(627,159)	(20,968)

Subtotal		(22,143,132)	(22,277,194)	(21,613,589)	(722,620)

Net other operating income and expenses	4, 6(7), 6(14), 6(20), 12	1,653,695	5,116,884	5,182,162	173,258

Operating income		6,568,321	5,679,717	4,883,545	163,275

Non-operating income and expenses
Other income	4	875,587	1,391,376	1,705,675	57,027
Other gains and losses	4, 6(21), 6(27), 7, 12	994,092	(1,128,290)	1,166,729	39,008
Finance costs	6(21)	(2,495,162)	(2,851,225)	(2,997,643)	(100,222)
Share of profit or loss of associates and joint ventures	4, 6(6), 12	157,837	(616,665)	115,329	3,856
Bargain purchase gain	4, 6(26)	—	—	171,585	5,736
Bargain purchase gain in acquisition of additional shares of equity investees		5,130	—	—	—
Exchange gain, net	4, 11	1,565,905	—	—	—
Exchange loss, net	4, 11	—	(356,993)	(238,624)	(7,978)

Subtotal		1,103,389	(3,561,797)	(76,949)	(2,573)

Income from continuing operations before income tax		7,671,710	2,117,920	4,806,596	160,702
Income tax benefit (expense)	4, 5, 6(23), 12	(992,481)	1,129,877	(230,346)	(7,701)

Net income		6,679,229	3,247,797	4,576,250	153,001

Other comprehensive income (loss)	6(22)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	4, 5, 6(13)	(184,186)	(55,060)	106,403	3,557
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income		—	1,454,018	5,486,209	183,424
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	4	—	(2,572)	—	—
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		1,221	(103,319)	899,025	30,058
Income tax related to items that will not be reclassified subsequently	4, 5, 6(23)	31,311	(358,296)	(457,619)	(15,300)

Subtotal		(151,654)	934,771	6,034,018	201,739

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(5,975,203)	(47,009)	(3,277,938)	(109,593)
Unrealized gains or losses on available-for-sale financial assets		581,439	—	—	—
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		706,977	(23,966)	15,393	515
Income tax related to items that may be reclassified subsequently	4, 5, 6(23)	23,908	(28,186)	6,106	204

Subtotal		(4,662,879)	(99,161)	(3,256,439)	(108,874)

Total other comprehensive income (loss), net of tax		(4,814,533)	835,610	2,777,579	92,865

Total comprehensive income		1,864,696	4,083,407	7,353,829	245,866

Net income (loss) attributable to:
Stockholders of the parent		9,676,698	7,677,735	8,155,097	272,655
Non-controlling interests		(2,997,469)	(4,429,938)	(3,578,847)	(119,654)

		6,679,229	3,247,797	4,576,250	153,001

Total comprehensive income (loss) attributable to:
Stockholders of the parent		4,973,766	8,617,239	10,947,889	366,028
Non-controlling interests		(3,109,070)	(4,533,832)	(3,594,060)	(120,162)

		1,864,696	4,083,407	7,353,829	245,866

Earnings per share (NTD)	4, 6(24)
Earnings per share-basic		0.81	0.65	0.71	0.02

Earnings per share-diluted		0.75	0.60	0.65	0.02

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2017

(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital		Retained Earnings		Other Components of Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Available-for-Sale Financial Assets	Treasury Stock	Total	Non-Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2017	126,243,187	41,626,106	9,070,841	43,528,660	81,553	5,127,682	(12,893,384)	212,784,645	2,161,729	214,946,374
Appropriation and distribution of 2016 retained earnings
Legal reserve	—	—	831,566	(831,566)	—	—	—	—	—	—
Cash dividends	—	—	—	(6,112,159)	—	—	—	(6,112,159)	—	(6,112,159)
Net income (loss) for the year ended December 31, 2017	—	—	—	9,676,698	—	—	—	9,676,698	(2,997,469)	6,679,229
Other comprehensive income (loss), net of tax for the year ended December 31, 2017	—	—	—	(151,654)	(5,770,763)	1,219,485	—	(4,702,932)	(111,601)	(4,814,533)

Total comprehensive income (loss)	—	—	—	9,525,044	(5,770,763)	1,219,485	—	4,973,766	(3,109,070)	1,864,696

Share of changes in net assets of associates and joint ventures accounted for using equity method	—	(3,978)	—	—	—	—	—	(3,978)	—	(3,978)
Changes in subsidiaries’ ownership	—	(134,050)	—	(909,241)	—	—	—	(1,043,291)	(999,151)	(2,042,442)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	121,340	—	—	—	—	(11,176)	110,164	—	110,164
Others	—	—	—	(2,044,957)	—	—	—	(2,044,957)	2,903,300	858,343

Balance as of December 31, 2017	126,243,187	41,609,418	9,902,407	43,155,781	(5,689,210)	6,347,167	(12,904,560)	208,664,190	956,808	209,620,998

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2018

(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital		Retained Earnings		Other Components of Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unrealized Gains or Losses on Available-for-Sale Financial Assets	Gains or Losses on Hedging Instruments	Treasury Stock	Total	Non-Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2018	126,243,187	41,609,418	9,902,407	43,155,781	(5,689,210)	—	6,347,167	—	(12,904,560)	208,664,190	956,808	209,620,998
Impact of retroactive applications	—	—	—	17,065,856	3,088	(9,328,431)	(6,347,167)	—	—	1,393,346	1,597	1,394,943

Adjusted balance as of January 1, 2018	126,243,187	41,609,418	9,902,407	60,221,637	(5,686,122)	(9,328,431)	—	—	(12,904,560)	210,057,536	958,405	211,015,941

Appropriation and distribution of 2017 retained earnings
Legal reserve	—	—	962,873	(962,873)	—	—	—	—	—	—	—	—
Cash dividends	—	—	—	(8,557,023)	—	—	—	—	—	(8,557,023)	—	(8,557,023)
Net income (loss) for the year ended December 31, 2018	—	—	—	7,677,735	—	—	—	—	—	7,677,735	(4,429,938)	3,247,797
Other comprehensive income (loss), net of tax for the year ended December 31, 2018	—	—	—	(22,341)	4,733	959,170	—	(2,058)	—	939,504	(103,894)	835,610

Total comprehensive income (loss)	—	—	—	7,655,394	4,733	959,170	—	(2,058)	—	8,617,239	(4,533,832)	4,083,407

Share-based payment transaction	—	696,226	—	—	—	—	—	—	2,203,443	2,899,669	—	2,899,669
Treasury stock acquired	—	—	—	—	—	—	—	—	(6,261,018)	(6,261,018)	—	(6,261,018)
Treasury stock cancelled	(2,000,000)	(1,129,182)	—	—	—	—	—	—	3,129,182	—	—	—
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	10,338	—	10,573	—	(10,573)	—	—	—	10,338	—	10,338
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	(7,074)	(7,074)
Changes in subsidiaries’ ownership	—	39	—	(475,311)	—	—	—	—	—	(475,272)	(278,613)	(753,885)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	163,839	—	—	—	—	—	—	—	163,839	—	163,839
Others	—	(48,643)	—	(2,475,950)	—	—	—	—	—	(2,524,593)	4,327,882	1,803,289

Balance as of December 31, 2018	124,243,187	41,302,035	10,865,280	55,416,447	(5,681,389)	(8,379,834)	—	(2,058)	(13,832,953)	203,930,715	466,768	204,397,483

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2019

(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital			Retained Earnings			Other Components of Equity
	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Gains or Losses on Hedging Instruments	Treasury Stock	Total	Non-Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2019	124,243,187	—	41,302,035	10,865,280	—	55,416,447	(5,681,389)	(8,379,834)	(2,058)	(13,832,953)	203,930,715	466,768	204,397,483
Impact of retroactive applications	—	—	(10,427)	—	—	—	(13,935)	—	—	—	(24,362)	—	(24,362)

Adjusted balance as of January 1, 2019	124,243,187	—	41,291,608	10,865,280	—	55,416,447	(5,695,324)	(8,379,834)	(2,058)	(13,832,953)	203,906,353	466,768	204,373,121

Appropriation and distribution of 2018 retained earnings
Legal reserve	—	—	—	707,299	—	(707,299)	—	—	—	—	—	—	—
Special reserve	—	—	—	—	14,513,940	(14,513,940)	—	—	—	—	—	—	—
Cash dividends	—	—	—	—	—	(6,916,105)	—	—	—	—	(6,916,105)	—	(6,916,105)
Net income (loss) for the year ended December 31, 2019	—	—	—	—	—	8,155,097	—	—	—	—	8,155,097	(3,578,847)	4,576,250
Other comprehensive income (loss), net of tax for the year ended December 31, 2019	—	—	—	—	—	84,744	(3,241,226)	5,949,274	—	—	2,792,792	(15,213)	2,777,579

Total comprehensive income (loss)	—	—	—	—	—	8,239,841	(3,241,226)	5,949,274	—	—	10,947,889	(3,594,060)	7,353,829

Share-based payment transaction	—	—	377,004	—	—	—	—	—	—	—	377,004	—	377,004
Conversion of convertible bonds	—	332,611	130,804	—	—	—	—	—	—	—	463,415	—	463,415
Treasury stock acquired	—	—	—	—	—	—	—	—	—	(2,859,498)	(2,859,498)	—	(2,859,498)
Treasury stock cancelled	(7,000,000)	—	(1,387,127)	—	—	—	—	—	—	8,387,127	—	—	—
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	—	14,123	—	—	387,654	—	(387,654)	—	—	14,123	—	14,123
Changes in subsidiaries’ ownership	—	—	1,179	—	—	(22,280)	—	—	—	—	(21,101)	24,740	3,639
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	—	140,909	—	—	—	—	—	—	(108,668)	32,241	—	32,241
Disposal of equity instruments investments measured at fair value through other comprehensive income	—	—	—	—	—	(551,903)	—	551,903	—	—	—	—	—
Others	—	—	15,458	—	—	(3,457,987)	—	—	2,058	—	(3,440,471)	3,512,617	72,146

Balance as of December 31, 2019	117,243,187	332,611	40,583,958	11,572,579	14,513,940	37,874,428	(8,936,550)	(2,266,311)	—	(8,413,992)	202,503,850	410,065	202,913,915

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017, 2018 and 2019

(Expressed in Thousands)

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income before tax	7,671,710	2,117,920	4,806,596	160,702
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	50,965,120	49,948,589	47,172,881	1,577,161
Amortization	2,133,726	2,100,130	2,216,654	74,111
Expected credit losses	—	409,237	627,159	20,968
Bad debt reversal	(1,752)	—	—	—
Net (gain) loss of financial assets and liabilities at fair value through profit or loss	(598,270)	1,167,735	(1,279,931)	(42,793)
Interest expense	2,406,872	2,768,672	2,933,815	98,088
Interest income	(353,159)	(789,001)	(994,061)	(33,235)
Dividend income	(522,428)	(602,375)	(711,614)	(23,792)
Share-based payment	—	695,669	366,186	12,243
Share of (profit) loss of associates and joint ventures	(157,837)	616,665	(115,329)	(3,856)
Gain on disposal of property, plant and equipment	(82,397)	(136,743)	(43,036)	(1,439)
Gain on disposal of other assets	(6,601)	—	—	—
Loss (gain) on disposal of investments	(1,269,369)	19,286	16,293	545
Impairment loss on financial assets	950,335	—	—	—
Impairment loss on non-financial assets	—	46,225	118,134	3,950
Exchange (gain) loss on financial assets and liabilities	(2,432,098)	1,217,590	206,612	6,907
Bargain purchase gain in acquisition of additional shares of equity investees	(5,130)	—	—	—
Bargain purchase gain	—	—	(171,585)	(5,736)
Amortization of deferred government grants	(1,469,616)	(3,885,722)	(4,062,148)	(135,812)

Income and expense adjustments	49,557,396	53,575,957	46,280,030	1,547,310
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	520,335	789,666	(594,847)	(19,888)
Contract assets	—	(357,515)	(126,340)	(4,224)
Notes receivable and accounts receivable	1,587,562	(1,382,668)	439,400	14,691
Other receivables	(261,834)	618,317	67,347	2,251
Inventories	(1,565,132)	(46,497)	(1,370,249)	(45,812)
Other current assets	(4,397,764)	743,519	5,769,041	192,880
Contract fulfillment costs	—	(448,933)	8,054	269
Contract liabilities	—	(3,020,517)	69,329	2,318
Notes and accounts payable	(185,907)	257,044	(739,066)	(24,710)
Other payables	727,300	(332,290)	511,244	17,092
Other current liabilities	1,803,309	215,062	796,243	26,621
Net defined benefit liabilities	(14,562)	(26,405)	(35,398)	(1,183)
Other noncurrent liabilities	(209,250)	—	(3,240)	(108)

Cash generated from operations	55,233,163	52,702,660	55,878,144	1,868,209
Interest received	329,194	666,774	973,241	32,539
Dividend received	584,612	782,157	818,691	27,372
Interest paid	(1,905,718)	(2,221,301)	(2,147,320)	(71,793)
Income tax paid	(1,766,856)	(995,314)	(618,608)	(20,682)

Net cash provided by operating activities	52,474,395	50,934,976	54,904,148	1,835,645

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(138,022)	(593,563)	(354,249)	(11,844)
Proceeds from disposal of financial assets at fair value through profit or loss	18,789	1,061	229,553	7,675
Proceeds from disposal of equity instruments investments measured at fair value through other comprehensive income or loss	—	—	44,466	1,487
Acquisition of available-for-sale financial assets	(998,216)	—	—	—
Proceeds from disposal of available-for-sale financial assets	2,159,636	—	—	—
Acquisition of financial assets measured at cost	(14,419)	—	—	—
Proceeds from disposal of financial assets measured at cost	361	—	—	—
Acquisition of investments accounted for under the equity method	(204,280)	(840,000)	(730,000)	(24,407)
Proceeds from disposal of investments accounted for under the equity method	—	—	5,970	200
Increase in prepayment for investments	(17,200)	—	(17,974)	(601)
Proceeds from capital reduction and liquidation of investments	2,101,791	61,800	32,214	1,077
Acquisition of subsidiary (net of cash acquired)	—	—	(12,800,981)	(427,983)
Disposal of subsidiary	—	(9,813)	32,017	1,070
Derecognition of hedging financial assets and liabilities	—	(2,572)	—	—
Acquisition of property, plant and equipment	(44,236,276)	(19,590,075)	(16,518,483)	(552,273)
Proceeds from disposal of property, plant and equipment	119,613	200,991	45,042	1,506
Increase in refundable deposits	(109,627)	(1,674,984)	(257,909)	(8,623)
Decrease in refundable deposits	424,706	691,807	441,013	14,745
Acquisition of intangible assets	(1,283,938)	(838,675)	(2,443,593)	(81,698)
Government grants related to assets acquisition	6,755,920	7,129,770	617,685	20,651
Increase in other noncurrent assets	(30,294)	(36,440)	(15,074)	(504)
Decrease in other noncurrent assets	35,864	1,090	8,786	294

Net cash used in investing activities	(35,415,592)	(15,499,603)	(31,681,517)	(1,059,228)

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017, 2018 and 2019

(Expressed in Thousands)

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase in short-term loans	48,804,321	22,021,005	25,732,933	860,345
Decrease in short-term loans	(42,925,604)	(34,309,253)	(26,726,656)	(893,569)
Cash payments for the principal portion of the lease liability	—	—	(633,488)	(21,180)
Proceeds from bonds issued	13,700,000	—	—	—
Bonds issuance costs	(15,785)	—	—	—
Redemption of bonds	(7,500,000)	(7,500,000)	(2,500,000)	(83,584)
Proceeds from long-term loans	12,000,708	758,500	11,449,930	382,813
Repayments of long-term loans	(7,602,596)	(2,638,697)	(7,572,939)	(253,191)
Increase in guarantee deposits	194,555	213,432	269,415	9,008
Decrease in guarantee deposits	(84,192)	(125,301)	(17,146)	(573)
Cash dividends	(6,103,195)	(8,557,684)	(6,911,058)	(231,062)
Treasury stock acquired	—	(6,148,273)	(2,972,243)	(99,373)
Treasury stock sold to employees	—	2,204,000	—	—
Acquisition of non-controlling interests	(1,308,614)	—	—	—
Change in non-controlling interests	1,994	597,385	3,388	113
Others	—	—	10,818	362

Net cash provided by (used in) financing activities	9,161,592	(33,484,886)	(9,867,046)	(329,891)

Effect of exchange rate changes on cash and cash equivalents	(2,124,804)	36,680	(1,524,847)	(50,981)

Net increase in cash and cash equivalents	24,095,591	1,987,167	11,830,738	395,545
Cash and cash equivalents at beginning of year	57,578,981	81,674,572	83,661,739	2,797,116

Cash and cash equivalents at end of year	81,674,572	83,661,739	95,492,477	3,192,661

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

The consolidated financial statements of the Company were approved and authorized for issue by the audit committee of the Board of Directors on April 27, 2020.

3.	NEW ACCOUNTING PRONOUNCEMENT UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

(1)

The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which have been issued by the International Accounting Standards Board (IASB) and become effective for annual periods beginning on or after January 1, 2019. Apart from the impact of the standards and interpretations which is described below, all other standards and interpretations have no material impact on the Company’s financial position and performance.

a.	IFRS 16 “Leases” (IFRS 16)

IFRS 16 replaces IAS 17 “Leases” (IAS 17), IFRIC 4 “Determining whether an Arrangement contains a Lease” (IFRIC 4), SIC 15 “Operating Leases-Incentives” and SIC 27 “Evaluating the Substance of Transactions in the Legal Form of a Lease” for annual periods beginning on or after January 1, 2019.

The Company elected not to reassess whether a contract was, or contained, a lease at the date of initial application (January 1, 2019) in accordance with the transition provision in IFRS 16. The Company was permitted to apply IFRS 16 to contracts that were previously identified as leases applying IAS 17 and IFRIC 4. The Company elected not to restate comparative information and applied the standard retrospectively only to contracts that were not completed at the date of initial application in accordance with the transition provision in IFRS 16. The Company recognized the cumulative effect of initially applying IFRS 16 on January 1, 2019. As the Company only has operating leases, the impact arising from the adoption of IFRS 16 are summarized as follows:

i.

For leases that were classified as operating leases applying IAS 17, lease payments were recognized as expenses on a straight-line basis over the lease terms. Upon adoption of IFRS 16, the Company measured and recognized those leases, except for short-term or low-value asset lease exemptions, as lease liabilities at the present value of the remaining lease payments, discounted using its weighted average incremental borrowing rate of 2.64% on January 1, 2019. On a lease-by-lease basis, the right-of-use asset was measured and recognized at an amount equal to the lease liability (adjusted by the amount of any prepaid lease payments). The Company assessed the cumulative effect at the date of initial application was primarily consisted of a decrease in other current assets amounting to NT$15 million; an increase in right-of-use assets amounting to NT$8,578 million; a decrease in other noncurrent assets amounting to NT$2,621 million; a decrease in other payables amounting to NT$40 million; an increase in lease liabilities amounting to NT$6,006 million; a decrease in additional paid-in capital-other amounting to NT$10 million; and a decrease in other components of equity amounting to NT$14 million.

ii.	In accordance with the transition provision in IFRS 16, the Company used the following practical expedients on a lease-by-lease basis to leases previously classified as operating leases:

(i)	Apply a single discount rate to a portfolio of leases with reasonably similar characteristics.

(ii)	Elect to account in the same way as short-term leases to leases for which the lease term ends within 12 months of January 1, 2019.

(iii)	Use hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

iii.

The difference between the present value of operating lease commitments under IAS 17 as of December 31, 2018 discounted at the lessee’s incremental borrowing rate and lease liabilities recognized on January 1, 2019 is explained as below:

Operating lease commitments under IAS 17 as of December 31, 2018	$7,408,369
Present value discounted at the incremental borrowing rate on January 1, 2019	$5,997,551
Add: An extension option reasonably certain to be exercised	8,906

Lease liabilities as of January 1, 2019	$6,006,457

(2)	The Company has not adopted the following new, revised or amended IFRSs that have been issued by the IASB but not yet effective:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - Amendments to IFRS 10 and IAS 28	Subject to IASB’s announcement

IFRS 17	Insurance Contracts	January 1, 2021

IFRS 3	Definition of a Business - Amendments to IFRS 3	January 1, 2020

IAS 1 and IAS 8	Definition of Material - Amendments to IAS 1 and IAS 8	January 1, 2020

IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39 and IFRS 7	January 1, 2020

IAS 1	Classification of Liabilities as Current or Non-current-Amendments to IAS 1	January 1, 2022

(3)	The potential effects of adopting the standards or interpretations issued by IASB on the Company’s financial statements in future periods are summarized as below:

a.

IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28)—Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture. IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full. IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture. The effective date of this amendment has been deferred indefinitely, but early adoption is allowed.

b.	IFRS 3 “Business Combinations”—Definition of a Business (Amendment)

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

c.	IAS 1 “Presentation of Financial Statements” (IAS 1) and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”—Definition of Material (Amendment)

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

d.

IFRS 9 “Financial Instruments” (IFRS 9), IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) and IFRS 7 “Financial Instruments: Disclosures” - Interest Rate Benchmark Reform (Amendment)

The amendments include a number of exceptions, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is directly affected if the interest rate benchmark reform gives rise to uncertainties about the timing or amount of benchmark-based cash flows of the hedged item or the hedging instrument. Hence, the entity shall apply the exceptions to all hedging relationships directly affected by the interest rate benchmark reform.

The amendments include:

i.

highly probable requirement: When determining whether a forecast transaction is highly probable, an entity shall assume that the interest rate benchmark on which the hedged cash flows are based is not altered as a result of the interest rate benchmark reform.

ii.

prospective assessments: When performing prospective assessments, an entity shall assume that the interest rate benchmark on which the hedged item, hedged risk and/or hedging instrument are based is not altered as a result of the interest rate benchmark reform.

iii.

IAS 39 retrospective assessment: An entity is not required to undertake the IAS 39 retrospective assessment (i.e. the actual results of the hedge are within a range of 80~125%) for hedging relationships directly affected by the interest rate benchmark reform.

iv.

separately identifiable risk components: For hedges of a non-contractually specified benchmark component of interest rate risk, an entity shall apply the separately identifiable requirement only at the inception of such hedging relationships.

The amendments also include the end of application of the exceptions requirements and the related disclosures requirements of the amendments.

e.	IAS 1 - Classification of Liabilities as Current or Non-current (Amendment)

These are the amendments to paragraphs 69-76 of IAS 1 and the amended paragraphs related to the classification of liabilities as current or non-current.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed as item e to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed. The rest of the standards listed are not expected to have material impact on the Company’s financial position and performance.

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

b.	The consolidated entities as of December 31, 2018 and 2019 were as follows:

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2018	2019
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	—	100.00
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	93.36	93.36
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	78.47	80.49
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2018	2019
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00
WAVETEK-SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	—
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HJ)	Sales and manufacturing of integrated circuits	98.14	98.14
HJ	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00
UNITED MICROCHIP CORPORATION and HJ	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	65.22	65.22

(4)	Business Combinations and Goodwill

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

(7)	Convenience Translation into U.S. Dollars

Translations of amounts from NTD into U.S. dollars (USD) for the reader’s convenience were calculated at the rate of USD1.00 to NTD29.91 on December 31, 2019 released by Board of Governors of the Federal Reserve System. No representation is made that the NTD amounts could have been, or could be, converted into USD at this rate.

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

After initial measurement, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs. The effective interest method amortization and impairment, if any, is recognized in profit or loss.

iv.	Notes, accounts and other receivables

Notes and accounts receivable are creditors’ rights as a result of sales of goods or services. Other receivables are any receivable not classified as notes and accounts receivable. Notes, accounts and other receivables are initially measured and recognized at their fair values and subsequently measured at amortized cost using the effective interest method, less impairment losses. If the effect of discounting is immaterial, the short term notes, accounts and other receivables are measured at their nominal amount.

2018 and 2019

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

ii	Financial assets at fair value through other comprehensive income

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

Subsequent to initial recognition for financial assets measured at amortized cost, interest income, measured by the effective interest method amortization process, and impairment losses are recognized during circulation period. Gains and losses are recognized in profit or loss when the financial assets are derecognized.

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

2018 and 2019

On derecognition of a financial asset in its entirety, the difference between the carrying amount and the consideration received or to be received including any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss (for debt instruments) or directly in retained earnings (for equity instruments).

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

2018 and 2019

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

ii.	Financial liabilities carried at amortized cost

Financial liabilities measured at amortized cost include interest bearing loans and borrowings that are subsequently measured using the effective interest method after initial recognition. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.

2018 and 2019

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

ii.	Financial liabilities measured at amortized cost

Financial liabilities measured at amortized cost include interest bearing loans and borrowings that are subsequently measured using the effective interest method after initial recognition. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest method amortization process.

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

(11)	Hedge Accounting

Cash flow hedges

The Company manages exposures arising from foreign currency exchange risk. With the adoption of IFRS 9, the Company designates a hedging relationship between the hedging instrument and the hedged item with the existence of an economic relationship and determines the hedge ratio to meet the hedge effectiveness. The Company designates certain hedging instruments to partially hedge the foreign currency exchange rate risks associated with certain highly probable forecast transactions. The separate component of equity associated with the hedged item is adjusted to the lower of the following (in absolute amounts):

a.	the cumulative gain or loss on the hedging instrument from inception of the hedge; and

b.	the cumulative change in fair value (present value) of the expected future cash flows on the hedged item from inception of the hedge.

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

Except for land, which is not depreciated, the estimated useful lives of the assets are as follows:

Buildings	7~56 years
Machinery and equipment	6~9 years
Transportation equipment	5~7 years
Furniture and fixtures	1~9 years
Leasehold improvement	The shorter of lease terms or useful lives

(15)	Lease

The summary of significant accounting policies applying in 2019 is as follows:

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange of consideration, and to obtain substantially all economic benefits from use of the identified asset. The Company accounts for a lease contract as a single lease and separates the lease and non-lease components included in the contract.

The Company as a lessor

The Company recognizes lease payments from operating leases as rental income on a straight-line basis over the term of the lease.

The Company as a lessee

At the commencement date of a lease, a lessee is required to recognize right-of-use assets and lease liabilities, except for short-term leases and low-value asset leases.

a.

At the commencement date, lease liabilities should be recognized and measured at the present value of the lease payments that have not been paid at that date, using the Company’s incremental borrowing rate. The payments comprise:

i.	fixed payments less any lease incentives receivable;

ii.	variable lease payments that depend on an index or rate;

iii.	amounts expected to be payable by the Company under residual value guarantees;

iv.	the exercise price of a purchase option if the Company is reasonably certain to exercise; and

v.	payments for terminating the lease unless it is reasonably certain that early termination will not occur.

Lease liabilities are measured in subsequent periods using the effective interest method, and the interest expenses are recognized over the lease terms. In addition, the carrying amount of lease liabilities is remeasured if there is a modification which is not accounted as a separate lease, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

b.	At the commencement date, the right-of-use assets should be measured at cost, which comprise:

i.	the amount of the initial measurement of the lease liabilities;

ii.	any lease payments made at or before the commencement date; and

iii.	any initial direct costs incurred.

Subsequent to initial recognition, the right-of-use assets are measured using cost model. Right-of-use assets measured under the cost model are depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use assets or the end of the lease terms. Any remeasurement of the lease liabilities results in a corresponding adjustment of the right-of-use assets.

The Company presents right-of-use assets and lease liabilities on the balance sheets, and depreciation expenses and interest expenses are separately presented in the statements of comprehensive income. The Company recognizes the lease payments associated with short-term leases and low-value asset leases as expenses on a straight-line basis over the lease terms.

(16)	Intangible Assets

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

c.

Patent and technology license fee: Upon signing of contract and obtaining the right to intellectual property, any portion attributable to non-cancellable and mutually agreed future fixed license fees for patent and technology is discounted and recognized as an intangible asset and related liability. The cost of the intangible asset is not revalued once determined on initial recognition, and is amortized over the useful life (5~10 years) on a straight-line basis. Interest expenses from the related liability are recognized and calculated based on the effective interest method. Based on the timing of payments, the liability is classified as current and non-current.

d.	Others are mainly the intellectual property license fees, amortized over the shorter of the contract term or estimated useful life (3 years) of the related technology on a straight-line basis.

(17)	Impairment of Non-Financial Assets

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

The recognition or reversal of impairment losses is classified as other operating income and expenses.

(18)	Bonds

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

For the liability component excluding the derivatives, its fair value is determined based on the effective interest rate applied at that time by the market to instruments of comparable credit status. The liability component is classified as a financial liability measured at amortized cost using the effective interest method before the instrument is converted or settled. For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Its carrying amount is not remeasured in the subsequent accounting periods. If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IFRS 9 (before January 1, 2018: IAS 39).

If the convertible bondholders exercise their conversion right before maturity, UMC shall adjust the carrying amount of the liability component. The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital-premiums. No gain or loss is recognized upon bond conversion.

In addition, the liability component of convertible bonds is classified as a current liability if within 12 months the bondholders may exercise the put right. After the put right expires, the liability component of the convertible bonds should be reclassified as a non-current liability if it meets the definition of a non-current liability in all other respects.

(19)	Post-Employment Benefits

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

(20)	Government Grants

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

(21)	Treasury Stock

UMC’s own equity instruments repurchased (treasury stocks) are recognized at repurchase cost and deducted from equity. No gain or loss shall be recognized in profit or loss on the purchase, sale, issue or cancellation of UMC’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in equity.

(22)	Share-Based Payment Transactions

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

(23)	Revenue Recognition

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

2018 and 2019

Revenue from Contracts with Customers

The Company recognizes revenue from contracts with customers by applying the following steps of IFRS 15 “Revenue from Contracts with Customers”:

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

Interest income

2017

For financial assets measured at amortized cost (including held-to-maturity financial assets) and financial assets at fair value through profit or loss, interest income is recorded using the effective interest method and recognized in profit or loss.

2018 and 2019

For financial assets measured at amortized cost and financial assets at fair value through other comprehensive income, interest income is recorded using the effective interest method and recognized in profit or loss.

Dividends

Revenue is recognized when the Company’s right to receive the dividends is established, which is generally when stockholders approve the dividend.

(24)	Income Tax

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

The Company has considered whether it is probable that a taxation authority will accept the uncertain tax treatments used in its income tax filings. If the Company concludes that it is probable that the taxation authority will accept an uncertain tax treatment, the Company determines the taxable profit, tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatments used or planned to be used in its income tax filings. If it is not probable that the taxation authority will accept an uncertain tax treatment, the Company makes estimates using either the most likely amount or the expected value of the tax treatment, depending on which method the Company expects to better predict the resolution of the uncertainty. The Company reassesses a judgement or estimate if the facts and circumstance change.

(25)	Earnings per Share

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

(1)	The Fair Value of Level 3 Financial Instruments

Where the fair values of the Level 3 financial assets recorded on the balance sheet cannot be derived from active markets, they are determined by the application of an appropriate valuation method which was mainly the market approach. The valuation of these financial assets involves significant judgment in the selection of comparable companies or equity transaction prices and the application of assumptions such as discounts for lack of marketability and valuation multiples, etc. Changes in assumptions about these factors could affect the reported fair value of the financial assets. Please refer to Note 11 for more details.

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

Defined benefit costs and the present value of the defined benefit obligation for a pension plan are determined using the projected unit credit method. An actuarial valuation involves making various assumptions, which include the determination of the discount rate, future salary increase rate, mortality rate, etc., and may differ from actual developments in the future. In determining the appropriate discount rate, management considers the interest rates of the government bonds extrapolated from maturity corresponding to the expected duration of the defined benefit obligation. As for the rate of future salary increase, management takes account of past experiences, comparisons within the industry and the geographical region, inflation and the discount rate. Due to the complexity of the actuarial valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. The assumptions used are disclosed in Note 6(13).

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

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Cash on hand and petty cash	$6,091	$6,074
Checking and savings accounts	25,021,265	26,384,925
Time deposits	49,139,549	59,966,481
Repurchase agreements collateralized by government bonds and corporate notes	9,494,834	9,134,997

Total	$83,661,739	$95,492,477

(2)	Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$6,814,915	$8,381,085
Preferred stocks	2,998,228	3,299,419
Funds	2,030,688	2,195,524
Convertible Bonds	236,905	145,445
Forward contracts	3,561	—
Option	—	—

Total	$12,084,297	$14,021,473

Current	$528,450	$722,794
Noncurrent	11,555,847	13,298,679

Total	$12,084,297	$14,021,473

The Company had a call option of a joint venture agreement between FUJITSU SEMICONDUCTOR LIMITED (FSL) and UMC, which was measured at fair value and the change in the fair value was recorded in profit or loss. On June 29, 2018, the Board of Directors of UMC resolved to exercise the call option and completed the acquisition on October 1, 2019. Please refer to Note 6(26).

(3)	Accounts Receivable, Net

	As of December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Accounts receivable	$23,784,141	$26,136,293
Less: loss allowance	(48,152)	(621,410)

Net	$23,735,989	$25,514,883

Aging analysis of accounts receivable, net:

	As of December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Neither past due nor impaired	$18,271,304	$21,924,797

Past due but not impaired:
≤ 30 days	3,407,690	2,364,311
31 to 60 days	739,054	204,791
61 to 90 days	545,366	85,131
91 to 120 days	365,007	138,788
≥ 121 days	407,568	797,065

Subtotal	5,464,685	3,590,086

Total	$23,735,989	$25,514,883

Movement of loss allowance for accounts receivable:

	For the years ended December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Beginning balance	$39,578	$48,152
Net charge for the period	8,574	573,258

Ending balance	$48,152	$621,410

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For receivable past due within 60 days, including not past due, the Company estimates a provision rate to calculate ECLs. A provision rate is determined based on the Company’s historical credit loss experience and customers’ current financial condition, adjusted for forward-looking factors, such as customers’ economic environment. For the receivable past due over 60 days, the Company applies the aforementioned provision rate and also individually assesses whether to recognize additional expected credit losses by considering customer’s operating situation and debt-paying ability.

(4)	Inventories, Net

	As of December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Raw materials	$3,766,056	$5,102,571
Supplies and spare parts	3,133,737	3,548,376
Work in process	10,034,488	11,309,718
Finished goods	1,268,838	1,754,137

Total	$18,203,119	$21,714,802

a.

For the years ended December 31, 2017, 2018 and 2019, the Company recognized NT$118,252 million, NT$123,795 million and NT$122,999 million, respectively, in operating costs, of which NT$2,256 million, NT$1,698 million and NT$820 million in 2017, 2018 and 2019, respectively, were related to write-down of inventories.

b.	None of the aforementioned inventories were pledged.

(5)	Financial Assets at Fair Value through Other Comprehensive Income, Non-Current

	As of December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Equity instruments
Common stocks	$11,401,451	$14,547,738
Preferred stocks	184,026	175,494

Total	$11,585,477	$14,723,232

The fair value of each investment in equity instrument to be measured at fair value through other comprehensive income is as follows:

		As of December 31,
Type of securities	Name of securities	2018	2019
		NT$	NT$
		(In Thousands)	(In Thousands)
Common stock	SILICON INTEGRATED SYSTEMS CORP.	1,032,930	961,898
Common stock	UNIMICRON HOLDING LIMITED	561,261	795,795
Common stock	MIE FUJITSU SEMICONDUCTOR LIMITED	2,220,103	—
Common stock	UNIMICRON TECHNOLOGY CORP.	4,373,833	8,237,712
Common stock	ITE TECH. INC.	424,383	616,333
Common stock	NOVATEK MICROELECTRONICS CORP.	2,335,131	3,601,365
Common stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	453,810	334,635
Preferred stock	MTIC HOLDINGS PTE. LTD.	184,026	175,494

a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.	Amounts recognized in profit or loss and other comprehensive income in relation to the financial assets at fair value through other comprehensive income are listed below:

	For the years ended December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Dividend income recognized in profit or loss
Held at end of period	$268,406	$365,052
Derecognized during the period	—	—

Total	$268,406	$365,052

c.

In consideration of the Company’s investment strategy, the Company disposed and derecognized partial equity instrument investments measured at fair value through other comprehensive income. Details on derecognition of such investments for the years ended December 31, 2018 and 2019 are as follow:

	For the years ended December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Fair value on the date of sale	$—	$2,348,454

Cumulative gains (losses) reclassified to retained earnings due to derecognition	$—	$(551,903)

(6)	Investments Accounted For Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2018		2019
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
	NT$		NT$
	(In Thousands)		(In Thousands)
Listed companies
CLIENTRON CORP.	$249,663	22.39	$276,515	21.90
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	1,483,111	13.78	1,473,028	13.78
Unlisted companies
MTIC HOLDINGS PTE. LTD.	3,026	45.44	18,157	45.44
WINAICO IMMOBILIEN GMBH (Note B)	—	44.78	—	44.78
PURIUMFIL INC.	—	—	7,164	44.45
UNITECH CAPITAL INC.	568,005	42.00	642,660	42.00
TRIKNIGHT CAPITAL CORPORATION	1,520,575	40.00	2,281,631	40.00
HSUN CHIEH INVESTMENT CO., LTD.	1,608,551	36.49	1,686,502	36.49
YANN YUAN INVESTMENT CO., LTD.	2,032,013	30.87	2,761,821	30.87
HSUN CHIEH CAPITAL CORP.	161,319	30.00	122,060	30.00
VSENSE CO., LTD.	31,544	26.89	592	25.90
UNITED LED CORPORATION HONG KONG LIMITED	167,953	25.14	121,973	25.14
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	120,440	10.38	172,414	10.38
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	—	50.00	—	—
YUNG LI INVESTMENTS, INC.	2,213	45.16	—	—

Total	$7,948,413		$9,564,517

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

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,733 million and NT$1,750 million, as of December 31, 2018 and 2019, respectively. The fair value of these investments were NT$1,621 million and NT$2,244 million, as of December 31, 2018 and 2019, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.	Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company. For individually immaterial associates and joint ventures, the following tables summarize the amount recognized by the Company at its share of those associates and joint ventures separately. When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2017, 2018 and 2019 were NT$45 million, NT$(16) million and NT$(9) million, respectively, which were not included in the following table.

i.	The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Profit (loss) from continuing operations	$77,589	$(616,665)	$115,329
Post-tax profit from discontinued operations	80,248	—	—
Other comprehensive income (loss)	526,773	(82,871)	873,308

Total comprehensive income (loss)	$684,610	$(699,536)	$988,637

ii.

The aggregate amount of the Company’s share of all its individually immaterial joint ventures that are accounted for using the equity method were all nil for the years ended December 31, 2017, 2018 and 2019, respectively.

(7)	Property, Plant and Equipment

2018

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2018	$1,314,402	$38,073,660	$826,268,919	$75,782	$7,675,798	$52,557	$20,761,439	$894,222,557
Additions	—	—	—	—	—	—	17,579,689	17,579,689
Disposals	—	(64,878)	(2,330,437)	(18,363)	(40,199)	—	—	(2,453,877)
Disposal of a subsidiary	—	—	(224,895)	—	(6,515)	(2,226)	—	(233,636)
Transfers and reclassifications	—	375,854	27,447,023	8,884	433,665	2,049	(27,693,591)	573,884
Exchange effect	—	(78,334)	2,527,895	52	(5,848)	1,069	(96,774)	2,348,060

As of December 31, 2018	$1,314,402	$38,306,302	$853,688,505	$66,355	$8,056,901	$53,449	$10,550,763	$912,036,677

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2018	$—	$16,960,853	$665,771,857	$57,031	$5,636,982	$48,204	$5,949	$688,480,876
Depreciation	—	1,535,409	47,871,174	6,080	533,628	2,298	—	49,948,589
Disposals	—	(57,812)	(2,286,359)	(17,963)	(25,467)	—	—	(2,387,601)
Disposal of a subsidiary	—	—	(180,843)	—	(5,264)	(2,014)	—	(188,121)
Transfers and reclassifications	—	297	(3,164)	—	2,867	—	—	—
Exchange effect	—	26,497	3,302,523	286	5,941	1,092	—	3,336,339

As of December 31, 2018	$—	$18,465,244	$714,475,188	$45,434	$6,148,687	$49,580	$5,949	$739,190,082

Net carrying amount:
As of December 31, 2018	$1,314,402	$19,841,058	$139,213,317	$20,921	$1,908,214	$3,869	$10,544,814	$172,846,595

2019

a. Assets Used by the Company (Note):

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2019	$861,487	$35,681,733	$853,481,220	$66,355	$6,736,916	$53,449	$10,550,763	$907,431,923
Additions	—	—	—	—	—	—	14,579,988	14,579,988
Disposals	—	(4,637)	(8,122,361)	(3,563)	(196,487)	(6,180)	(27,758)	(8,360,986)
Disposal of a subsidiary	—	—	(161,781)	—	—	—	—	(161,781)
Acquisition of a subsidiary	871,700	3,087,585	6,704,236	9	54,978	8,372	739,663	11,466,543
Transfers and reclassifications	—	211,285	20,723,346	3,557	285,891	11,712	(20,179,970)	1,055,821
Exchange effect	(41,064)	(538,378)	(7,077,088)	(449)	(39,174)	(1,470)	(79,170)	(7,776,793)

As of December 31, 2019	$1,692,123	$38,437,588	$865,547,572	$65,909	$6,842,124	$65,883	$5,583,516	$918,234,715

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2019	$—	$17,549,256	$714,286,307	$45,434	$5,112,684	$49,580	$5,949	$737,049,210
Depreciation	—	1,542,864	44,307,925	6,105	488,216	2,441	—	46,347,551
Impairment loss	—	—	84,974	—	—	—	—	84,974
Disposals	—	(4,624)	(8,105,713)	(3,563)	(195,766)	(5,371)	(5,949)	(8,320,986)
Disposal of a subsidiary	—	—	(127,455)	—	—	—	—	(127,455)
Transfers and reclassifications	—	—	66,682	—	(325)	514	—	66,871
Exchange effect	—	(136,976)	(4,789,755)	(182)	(21,375)	(1,017)	—	(4,949,305)

As of December 31, 2019	$—	$18,950,520	$745,722,965	$47,794	$5,383,434	$46,147	$—	$770,150,860

Net carrying amount:
As of December 31, 2019	$1,692,123	$19,487,068	$119,824,607	$18,115	$1,458,690	$19,736	$5,583,516	$148,083,855

b. Assets Subject to Operating Leases (Note):

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2019	$452,915	$2,624,569	$207,285	$1,319,985	$4,604,754
Disposals	—	(623)	—	(317)	(940)
Acquisition of a subsidiary	7,051	24,024	—	—	31,075
Transfers and reclassifications	—	—	(81,872)	3,213	(78,659)
Exchange effect	(331)	(10,699)	—	(7,701)	(18,731)

As of December 31, 2019	$459,635	$2,637,271	$125,413	$1,315,180	$4,537,499

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2019	$—	$915,988	$188,881	$1,036,003	$2,140,872
Depreciation	—	106,250	3,827	70,708	180,785
Disposals	—	(334)	—	(317)	(651)
Transfers and reclassifications	—	—	(67,295)	10	(67,285)
Exchange effect	—	(2,868)	—	(3,595)	(6,463)

As of December 31, 2019	$—	$1,019,036	$125,413	$1,102,809	$2,247,258

Net carrying amount:
As of December 31, 2019	$459,635	$1,618,235	$—	$212,371	$2,290,241

Note:	The Company adopted IFRS 16 on January 1, 2019. The Company elected not to restate prior periods in accordance with the transition provision in IFRS 16.

In 2017 and 2018, the Company determined that the recoverable amounts based on the fair value less costs of disposal were higher than the carrying amounts of the CGUs and therefore there was no impairment recognized.

In the second quarter of 2019, the Company reclassified SOCIALNEX ITALIA 1 S.R.L (SOCIALNEX), a subsidiary, as a disposal group held for sale. As such, the Company performed an impairment test on the CGU composed of property, plant and equipment before reclassifying the CGU as a single disposal group held for sale. The Company, determined the recoverable amount of the CGU based on the net selling price which was categorized to Level 3 and the impairment test revealed the recoverable amount of the CGU to be less than its carrying amount. Thus, the Company recorded in the other operating income and expenses an impairment loss of NT$85 million for the year ended December 31, 2019, on the CGU to be disposed of from the new business segment. The Company disposed SOCIALNEX in November 2019.

Please refer to Note 8 for property, plant and equipment pledged as collateral.

(8)	Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 30 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.	The Company as a lessee

(a)	Right-of-use Assets

As of December 31, 2019
NT$
(In Thousands)
Land (including land use right)	$5,700,136
Buildings	473,558
Machinery and equipment	2,092,924
Transportation equipment	12,019
Other equipment	12,880

Net	$8,291,517

Note:	The Company adopted IFRS 16 on January 1, 2019. The Company elected not to restate prior periods in accordance with the transition provision in IFRS 16.

For the year ended December 31, 2019
NT$
Depreciation	(In Thousands)
Land (including land use right)	$366,827
Buildings	87,572
Machinery and equipment	180,115
Transportation equipment	6,001
Other equipment	4,030

Total	$644,545

i.	For the year ended December 31, 2019, the Company’s addition to right-of-use assets amounted to NT$264 million.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

As of December 31, 2019
NT$
(In Thousands)
Current	$569,957
Noncurrent	5,461,068

Total	$6,031,025

Note:	The Company adopted IFRS 16 on January 1, 2019. The Company elected not to restate prior periods in accordance with the transition provision in IFRS 16.

Please refer to Note 6(21) for the interest expenses on the lease liabilities.

b.	The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(7) for relevant disclosure of property, plant and equipment for operating leases under IFRS 16.

(9)	Intangible Assets

2018

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2018	$15,188	$1,080,726	$4,687,751	$3,565,705	$9,349,370
Additions	—	—	214,278	612,253	826,531
Write-off	—	(422,591)	(179,418)	(987,841)	(1,589,850)
Disposal of a subsidiary	(176)	—	—	—	(176)
Reclassifications	—	474,127	—	—	474,127
Exchange effect	—	(6,458)	(210,982)	(1)	(217,441)

As of December 31, 2018	$15,012	$1,125,804	$4,511,629	$3,190,116	$8,842,561

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2018	$—	$670,014	$2,585,190	$2,306,657	$5,561,861
Amortization	—	357,624	468,296	1,086,882	1,912,802
Write-off	—	(422,591)	(179,418)	(987,841)	(1,589,850)
Exchange effect	—	(3,398)	(30,657)	(1)	(34,056)

As of December 31, 2018	$—	$601,649	$2,843,411	$2,405,697	$5,850,757

Net carrying amount:
As of December 31, 2018	$15,012	$524,155	$1,668,218	$784,419	$2,991,804

2019

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2019	$15,012	$1,125,804	$4,511,629	$3,190,116	$8,842,561
Additions	—	1,666,599	806,915	851,679	3,325,193
Write-off	—	(383,745)	(953,128)	(638,815)	(1,975,688)
Disposal of a subsidiary	—	—	—	(93)	(93)
Acquisition of a subsidiary	—	964,903	198,181	155,670	1,318,754
Reclassifications	—	53,661	—	—	53,661
Exchange effect	—	(80,074)	(380,092)	(10,551)	(470,717)

As of December 31, 2019	$15,012	$3,347,148	$4,183,505	$3,548,006	$11,093,671

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2019	$—	$601,649	$2,843,411	$2,405,697	$5,850,757
Amortization	—	760,010	531,790	874,810	2,166,610
Impairment loss	7,398	—	—	—	7,398
Write-off	—	(383,745)	(953,128)	(638,815)	(1,975,688)
Disposal of a subsidiary	—	—	—	(93)	(93)
Reclassifications	—	414	—	—	414
Exchange effect	—	(27,152)	(122,850)	(3,972)	(153,974)

As of December 31, 2019	$7,398	$951,176	$2,299,223	$2,637,627	$5,895,424

Net carrying amount:
As of December 31, 2019	$7,614	$2,395,972	$1,884,282	$910,379	$5,198,247

The amortization amounts of intangible assets are as follows:

	For the years ended December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Operating costs	$758,050	$827,596

Operating expenses	$1,154,752	$1,339,014

(10)	Short-Term Loans

	As of December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured bank loans	$7,780,552	$8,080,200
Unsecured other loans	5,323,256	3,935,006

Total	$13,103,808	$12,015,206

	For the years ended December 31,
	2017	2018	2019
Interest rates applied	0.00%~4.35%	0.00%~4.55%	0.00%~4.55%

The Company’s unused short-term lines of credit amounted to NT$77,658 million and NT$64,169 million as of December 31, 2018 and 2019, respectively.

(11)	Bonds Payable

	As of December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured domestic bonds payable	$23,700,000	$21,200,000
Unsecured convertible bonds payable	18,196,332	17,729,293
Less: Discounts on bonds payable	(518,150)	(147,877)

Total	41,378,182	38,781,416
Less: Current portion	(2,499,235)	(20,093,825)

Net	$38,878,947	$18,687,591

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds were as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In early June 2012	NT$2,500 million	1.63%	Interest was paid annually and the principal was fully repaid in June 2019.
Five-year	In mid-March 2013	NT$7,500 million	1.35%	Interest was paid annually and the principal was fully repaid in March 2018.
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest will be paid annually and the principal will be repayable in March 2020 upon maturity.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal will be repayable in June 2021 upon maturity.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.

b.	On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. The terms and conditions of the bonds were as follows:

i.	Issue Amount: US$600 million

ii.	Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

iii.	Redemption:

(i)

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

(ii)	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

(iii)

UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

(iv)	All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

(v)	Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

(vi)

In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv.	Terms of Conversion:

(i)	Underlying Securities: Ordinary shares of UMC

(ii)

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

(iii)

Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share. The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The conversion price was NT$14.2179 per share on December 31, 2019.

v.	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

(i)	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

(ii)	The bondholders shall have exercised the conversion right before maturity; or

(iii)	The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32 “Financial Instruments: Presentation”, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million. The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

During the year ended December 31, 2019, certain bondholders had converted the outstanding principal amount of the convertible bonds totaling US$15 million into 33 million shares, of which capital increase share registration procedures have not been completed and were classified as capital collected in advance.

(12)	Long-Term Loans

a.	Details of long-term loans as of December 31, 2018 and 2019 are as follows:

	As of December 31,
Lenders	2018	2019	Redemption
	NT$ (In Thousands)	NT$ (In Thousands)
Secured Long-Term Loan from Mega International Commercial Bank (1)	$6,013	$3,827	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	—	10,380	Effective October 24, 2019 to October 24, 2024. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	3,006	1,288	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	83,243	71,351	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	—	29,896	Repayable monthly from May 31, 2019 to May 31, 2023 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	28,987,895	26,892,457	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	747,900	—	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	1,000,000	—	Repayable quarterly from March 23, 2019 to December 23, 2021 with monthly interest payments.
Unsecured Long-Term Loan from CTBC Bank	—	747,900	Effective January 10, 2019 to September 30, 2021. Interest-only payment for the first and nine months. Principal is repaid in full at the end of the term with monthly interest payments.
Unsecured Long-Term Loan from ICBC Bank	—	1,744,975	Repayable semi-annually from March 10, 2020 to September 9, 2021 with quarterly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note A)	—	2,000,000	Repayable semi-annually from October 16, 2020 to April 16, 2022 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	—	2,400,000	Repayable quarterly from January 26, 2021 to October 26, 2022 with monthly interest payments.

Subtotal	30,828,057	33,902,074
Less: Administrative expenses from syndicated loans	(1,842)	—
Less: Current portion	(2,622,161)	(4,701,775)

Total	$28,204,054	$29,200,299

	For the years ended December 31,
	2017	2018	2019
Interest rates applied	0.99%~4.66%	0.99%~5.56%	0.55%~5.56%

Note A:

UMC entered into a 5-year loan agreement with Mega International Commercial Bank, effective from October 17, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the two years and six months after the first use and every six months thereafter, with a total of six adjustments. The expiration date of the agreement is April 16, 2022. As of December 31, 2018 and 2019, the unused line of credit were NT$3 billion and NT$0.5 billion, respectively.

Note B:

UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from November 2, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments. The expiration date of the agreement is October 27, 2022. As of December 31, 2018 and 2019, the unused line of credit were NT$3 billion and NT$0.6 billion, respectively.

b.	Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

c.

In 2014, UMC resolved to provide endorsement for NEXPOWER’s syndicated loan from banks including Bank of Taiwan. The maximum balance for the years ended December 31, 2018 and 2019 were both NT$2,448 million. As of December 31, 2018 and 2019, the actual amount provided were both NT$748 million.

d.

In 2016, HJ resolved to provide endorsement for USCXM’s syndicated loan from banks including China Development Bank. The maximum balance for the years ended December 31, 2018 and 2019 were NT$9,021 million and NT$8,832 million, respectively. As of December 31, 2018 and 2019, the actual amount provided were NT$4,219 million and NT$3,914 million, respectively.

e.

In 2017, UMC resolved to provide endorsement for USCXM’s syndicated loan from banks including China Development Bank. The maximum balance for the years ended December 31, 2018 and 2019 were US$503 million and US$464 million, respectively. As of December 31, 2018 and 2019, the actual amount provided were NT$14,766 million and $13,696 million, respectively.

(13)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$1,256 million, NT$1,339 million and NT$1,369 million are contributed by the Company for the years ended December 31, 2017, 2018 and 2019, respectively.

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. For the years ended December 31, 2017, 2018 and 2019, total pension expenses of NT$80 million, NT$69 million and NT$59 million, respectively, were recognized by the Company.

i.	Movements in present value of defined benefit obligation during the year:

	For the years ended December 31,
	2018	2019
	NT$ (In Thousands)	NT$ (In Thousands)
Defined benefit obligation at beginning of year	$(5,671,058)	$(5,620,509)
Items recognized as profit or loss:
Service cost	(24,477)	(21,043)
Interest cost	(61,247)	(51,146)

Subtotal	(85,724)	(72,189)

Remeasurements recognized in other comprehensive income (loss):
Arising from changes in financial assumptions	(91,350)	(114,976)
Experience adjustments	(5,907)	180,095

Subtotal	(97,257)	65,119

Benefits paid	233,530	216,510

Defined benefit obligation at end of year	$(5,620,509)	$(5,411,069)

ii.	Movements in fair value of plan assets during the year:

	For the years ended December 31,
	2018	2019
	NT$ (In Thousands)	NT$ (In Thousands)
Beginning balance of fair value of plan assets	$1,532,539	$1,453,335
Items recognized as profit or loss:
Interest income on plan assets	16,552	13,225
Contribution by employer	95,577	94,362
Benefits paid	(233,530)	(216,510)
Remeasurements recognized in other comprehensive income (loss):
Return on plan assets, excluding amounts included in interest income	42,197	41,284

Fair value of plan assets at end of year	$1,453,335	$1,385,696

The actual returns on plan assets of the Company for the years ended December 31, 2018 and 2019 were NT$59 million and NT$55 million, respectively.

iii.	The defined benefit plan recognized on the consolidated balance sheets are as follows:

	As of December 31,
	2018	2019
	NT$ (In Thousands)	NT$ (In Thousands)
Present value of the defined benefit obligation	$(5,620,509)	$(5,411,069)
Fair value of plan assets	1,453,335	1,385,696

Funded status	(4,167,174)	(4,025,373)

Net defined benefit liabilities, noncurrent recognized on the consolidated balance sheets	$(4,167,174)	$(4,025,373)

iv.	The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2018	2019
Cash	17%	21%
Equity instruments	51%	45%
Debt instruments	24%	24%
Others	8%	10%

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

v.	The principal underlying actuarial assumptions are as follows:

	As of December 31,
	2018	2019
Discount rate	0.91%	0.67%
Rate of future salary increase	3.50%	3.50%

vi.	Expected future benefit payments are as follows:

Year	As of December 31, 2019
NT$ (In Thousands)
2020	$230,468
2021	252,969
2022	298,483
2023	328,958
2024	377,022
2025 and thereafter	4,263,427

Total	$5,751,327

The Company expects to make pension fund contribution of NT$93 million in 2020. The weighted-average durations of the defined benefit obligation are 10 years and 9 years as of December 31, 2018 and 2019, respectively.

vii.	Sensitivity analysis:

As of December 31, 2018
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Decrease (increase) in defined benefit obligation	$262,909	$(281,037)	$(244,120)	$231,751

As of December 31, 2019
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Decrease (increase) in defined benefit obligation	$235,666	$(251,131)	$(215,694)	$205,388

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(14)	Deferred Government Grants

	As of December 31,
	2018	2019
	NT$ (In Thousands)	NT$ (In Thousands)
Beginning balance	$14,595,546	$17,480,904
Arising during the period	7,129,770	617,685
Recorded in profit or loss:
Other operating income	(3,885,722)	(4,062,148)
Exchange effect	(358,690)	(484,888)

Ending balance	$17,480,904	$13,551,553

Current	$3,832,124	$3,780,579
Noncurrent	13,648,780	9,770,974

Total	$17,480,904	$13,551,553

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment, and recorded in the net other operating income and expenses.

(15)	Refund Liabilities (classified under other current liabilities)

	As of December 31,
	2018	2019
	NT$ (In Thousands)	NT$ (In Thousands)
Refund liabilities	$1,213,476	$2,078,075

(16)	Equity

a.	Capital stock:

i.

UMC had 26,000 million common shares authorized to be issued as of December 31, 2018 and 2019, of which 12,424 million shares and 11,724 million shares were issued as of December 31, 2018 and 2019, respectively, each at a par value of NT$10.

ii.

UMC had 143 million and 138 million ADSs, which were traded on the NYSE as of December 31, 2018 and 2019, respectively. The total number of common shares of UMC represented by all issued ADSs were 717 million shares and 692 million shares as of December 31, 2018 and 2019, respectively. One ADS represents five common shares.

iii.

On August 27, 2018, UMC cancelled 200 million shares of treasury stock, which were repurchased during the period from March 12 to May 4, 2018 for the purpose of maintaining UMC’s credit and its stockholders’ rights and interests.

iv.

On March 11, 2019, UMC cancelled 300 million shares of treasury stock, which were repurchased during the period from November 7, 2018 to January 4, 2019 for the purpose of maintaining UMC’s credit and its stockholders’ rights and interests.

v.

On June 28, 2019, UMC cancelled 400 million shares of treasury stock, which were repurchased during the period from May 13 to June 13, 2016 for the purpose of transferring to employees, and repurchased during the period from April 26 to June 13, 2019 for the purpose of maintaining UMC’s credit and its stockholders’ rights and interests.

vi.	Please refer to Note 6(11) for the Company’s conversion of overseas unsecured convertible bonds into ordinary shares of UMC for the year ended December 31, 2019.

b.	Treasury stock:

i.

UMC carried out a treasury stock program and repurchased its shares from the centralized securities exchange market. The purpose for the repurchase and changes in treasury stock during the years ended December 31, 2018 and 2019 were as follows:

For the year ended December 31, 2018
(In thousands of shares)

Purpose	As of January 1, 2018	Increase	Decrease	As of December 31, 2018
For transfer to employees	400,000	—	200,000	200,000
To maintain UMC’s credit and its stockholders’ rights and interests	—	480,000	200,000	280,000

	400,000	480,000	400,000	480,000

For the year ended December 31, 2019
(In thousands of shares)

Purpose	As of January 1, 2019	Increase	Decrease	As of December 31, 2019
For transfer to employees	200,000	—	200,000	—
To maintain UMC’s credit and its stockholders’ rights and interests	280,000	220,000	500,000	—

	480,000	220,000	700,000	—

ii.

According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As of December 31, 2018 and 2019, the treasury stock held by UMC did not exceed the threshold.

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

iv.

As of December 31, 2018 and 2019, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP. (FORTUNE), held 16 million shares of UMC’s stock, while UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH), held 441 million shares of UMC’s stock and UMC’s associate, YANN YUAN INVESTMENT CO., LTD. (YANN YUAN), respectively held 172 million shares and 200 million shares of UMC’s stock. HSUN CHIEH measured UMC’s stock as financial assets at fair value through profit or loss while FORTUNE and YANN YUAN measured UMC’s stock as financial assets at fair value through other comprehensive income. The closing prices of UMC’s stock on December 31, 2018 and 2019 were NT$11.25 and NT$16.45, respectively.

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

The distribution of earnings for 2018 was approved by the stockholders’ meeting held on June 12, 2019, while the distribution of earnings for 2019 was approved by the Board of Directors’ meeting on April 27, 2020. The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2018	2019	2018	2019
Legal reserve	$707,299	$963,947
Special reserve	14,513,940	(3,491,626)
Cash dividends	6,916,105	9,765,155	$0.58	$0.75

The aforementioned 2018 distribution approved by stockholders’ meeting was consistent with the resolutions of meeting of Board of Directors held on March 6, 2019.

The cash dividend per share for 2018 was adjusted to NT$0.58989396 per share according to the resolution of the Board of Directors’ meeting on June 19, 2019. The adjustment was made for the decrease in outstanding common shares due to the share repurchase program.

The appropriation of the 2019 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date. Information relevant to the Board of Directors’ meeting recommendations and stockholders’ meeting approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(19) for information on the employees and directors’ compensation.

d.	Non-controlling interests:

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Beginning balance	$2,161,729	$956,808	$466,768
Impact of retroactive applications of IFRS 15	—	1,597	—

Adjusted balance as of January 1	2,161,729	958,405	466,768
Attributable to non-controlling interests:
Net loss	(2,997,469)	(4,429,938)	(3,578,847)
Other comprehensive income (loss)	(111,601)	(103,894)	(15,213)
Changes in subsidiaries’ ownership	(999,151)	(278,613)	24,740
Disposal of a subsidiary	—	(7,074)	—
Derecognition of the non-controlling interests	2,903,300	4,327,882	3,512,617

Ending balance	$956,808	$466,768	$410,065

(17)	Share-Based Payment

In order to attract, retain talents and reward the employees for their productivity and loyalty, the Company carried out a compensation plan to offer 200 million shares of treasury stock to employees in August 2018. The compensation cost for the shared-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$16.95 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost on the grant date, whereas for the stocks with requisite service conditions to vest at the end of one or two-years from the date of grant, the Company recognizes the compensation cost on a straight-line basis over the period in which the services conditions are fulfilled, together with a corresponding increase in equity. As such, for the years ended December 31, 2018 and 2019, total compensation cost of NT$696 million and NT$366 million, respectively, were recognized by the Company.

(18)	Operating Revenues

a.	Disaggregation of revenue

2017

i.	Operating Revenues

For the year ended December 31, 2017
NT$
(In Thousands)
Net sales
Sale of goods	$142,957,544
Other operating revenues
Royalty	6,817
Mask tooling	3,334,844
Others	2,985,501

Operating revenues	$149,284,706

ii.	By geography

For the year ended December 31, 2017
NT$
(In Thousands)
Taiwan	$48,952,219
Singapore	30,798,270
China (includes Hong Kong)	18,971,866
Japan	4,694,277
USA	18,208,227
Europe	14,329,730
Others	13,330,117

Total	$149,284,706

2018 and 2019

i.	By product

	For the years ended December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Wafer	$142,550,304	$142,625,019
Others	8,702,267	5,576,622

Total	$151,252,571	$148,201,641

ii.	By operating segments

	For the year ended December 31, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Revenue from contracts with customers	$151,023,932	$247,929	$151,271,861	$(19,290)	$151,252,571

The timing of revenue recognition:
At a point in time	$146,247,350	$247,929	$146,495,279	$(19,290)	$146,475,989
Over time	4,776,582	—	4,776,582	—	4,776,582

Total	$151,023,932	$247,929	$151,271,861	$(19,290)	$151,252,571

	For the year ended December 31, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Revenue from contracts with customers	$148,123,306	$78,335	$148,201,641	$—	$148,201,641

The timing of revenue recognition:
At a point in time	$146,978,700	$78,335	$147,057,035	$—	$147,057,035
Over time	1,144,606	—	1,144,606	—	1,144,606

Total	$148,123,306	$78,335	$148,201,641	$—	$148,201,641

iii.	By geography

	For the year ended December 31, 2018
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Revenue from contracts with customers	$55,092,681	$24,820,196	$18,504,881	$5,896,313	$23,555,105	$12,527,894	$10,855,501	$151,252,571

The timing of revenue recognition:
At a point in time	$54,963,771	$24,791,908	$14,889,672	$5,889,277	$23,536,756	$11,551,052	$10,853,553	$146,475,989
Over time	128,910	28,288	3,615,209	7,036	18,349	976,842	1,948	4,776,582

Total	$55,092,681	$24,820,196	$18,504,881	$5,896,313	$23,555,105	$12,527,894	$10,855,501	$151,252,571

	For the year ended December 31, 2019
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Revenue from contracts with customers	$53,966,435	$23,979,343	$19,115,188	$9,855,772	$19,957,615	$6,900,339	$14,426,949	$148,201,641

The timing of revenue recognition:
At a point in time	$53,905,377	$23,976,786	$18,987,848	$9,684,186	$19,946,286	$6,138,812	$14,417,740	$147,057,035
Over time	61,058	2,557	127,340	171,586	11,329	761,527	9,209	1,144,606

Total	$53,966,435	$23,979,343	$19,115,188	$9,855,772	$19,957,615	$6,900,339	$14,426,949	$148,201,641

Note A:	The Company adopted IFRS 15 on January 1, 2018. The Company elected not to restate prior periods in accordance with the transition provision in IFRS 15.

Note B:	The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

b.	Contract balances

i.	Contract assets, current

	As of January 1,	As of December 31,
	2018	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Sales of goods and services	$129,042	$486,184	$599,491
Less: Loss allowance	—	(393,974)	(385,248)

Net	$129,042	$92,210	$214,243

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the indictment filed by the United States Department of Justice (DOJ) against UMC related to the joint technology development agreement. Please refer to Note 9(6).

ii.	Contract liabilities

	As of January 1,	As of December 31,
	2018	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Sales of goods and services	$3,951,414	$932,371	$1,470,195

Current	$3,951,414	$932,371	$988,115
Noncurrent	—	—	482,080

Total	$3,951,414	$932,371	$1,470,195

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$3,815 million and NT$616 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the years ended December 31, 2018 and 2019.

c.

The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$3,148 million and NT$2,987 million as of December 31, 2018 and 2019, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. As of the report date, the progress cannot be reliably estimated primarily due to the suspension as disclosed in Note 9(6). The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer

As of December 31, 2018 and 2019, the Company recognized costs to fulfill engineering and service contracts eligible for capitalization as other current assets which amounted to NT$567 million and NT$560 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(19)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2017			2018			2019
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$			NT$			NT$
	(In Thousands)			(In Thousands)			(In Thousands)
Employee benefit expenses
Salaries	$16,676,560	$7,045,487	$23,722,047	$17,694,175	$7,780,063	$25,474,238	$17,109,432	$7,712,792	$24,822,224
Labor and health insurance	878,576	376,523	1,255,099	882,671	376,556	1,259,227	911,037	395,571	1,306,608
Pension	1,008,121	327,454	1,335,575	1,065,176	342,565	1,407,741	1,066,877	361,281	1,428,158
Other employee benefit expenses	259,701	118,422	378,123	289,395	111,734	401,129	303,358	124,631	427,989
Depreciation	47,820,812	3,003,855	50,824,667	47,086,993	2,689,314	49,776,307	45,068,673	1,841,954	46,910,627
Amortization	911,563	1,222,163	2,133,726	880,967	1,219,163	2,100,130	848,214	1,368,440	2,216,654

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.1% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the stockholders’ meeting for such distribution.

The Company recognizes the employees and directors’ compensation in the profit or loss during the periods when earned for the years ended December 31, 2017, 2018 and 2019. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2017 and 2018 were reported to the stockholders’ meeting on June 12, 2018 and June 12, 2019, respectively, while the distributions of employees and directors’ compensation for 2019 were approved through the Board of Directors meeting on February 26, 2020. The details of distribution are as follows:

	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Employees’ compensation – Cash	$1,032,324	$1,400,835	$1,132,952
Directors’ compensation	11,452	7,624	10,259

The aforementioned employees and directors’ compensation for 2017 and 2018 reported during the stockholders’ meeting were consistent with the resolutions of the Board of Directors meeting held on March 7, 2018 and March 6, 2019, respectively.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(20)	Net Other Operating Income and Expenses

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Rental income from property	$160,119	$199,505	$200,351
Gain on disposal of property, plant and equipment	82,397	136,743	43,036
Government grants	1,710,176	5,220,746	5,366,907
Impairment loss
Property, plant and equipment	—	—	(84,974)
Goodwill	—	—	(7,398)
Others	(298,997)	(440,110)	(335,760)

Total	$1,653,695	$5,116,884	$5,182,162

(21)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$598,270	$(1,167,735)	$1,279,931
Impairment loss
Investments accounted for under the equity method	—	(46,225)	(25,762)
Available-for-sale financial assets, noncurrent	(664,948)	—	—
Financial assets measured at cost, noncurrent	(285,387)	—	—
Gain (loss) on disposal of investments	1,269,369	(19,286)	(16,293)
Others	76,788	104,956	(71,147)

Total	$994,092	$(1,128,290)	$1,166,729

b.	Finance costs

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Interest expenses
Bonds payable	$763,124	$710,663	$672,902
Bank loans	1,563,590	1,782,544	1,808,633
Lease liabilities (Note)	—	—	178,112
Others	80,158	275,465	274,168
Financial expenses	88,290	82,553	63,828

Total	$2,495,162	$2,851,225	$2,997,643

Note:	The Company adopted IFRS 16 on January 1, 2019. The Company elected not to restate prior periods in accordance with the transition provision in IFRS 16.

(22)	Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2017
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(184,186)	$—	$(184,186)	$31,311	$(152,875)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,221	—	1,221	—	1,221
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(5,975,203)	—	(5,975,203)	59,838	(5,915,365)
Unrealized gains or losses on available-for-sale financial assets	1,224,344	(642,905)	581,439	100,059	681,498
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	604,675	102,302	706,977	(135,989)	570,988

Total other comprehensive income (loss)	$(4,329,149)	$(540,603)	$(4,869,752)	$55,219	$(4,814,533)

	For the year ended December 31, 2018
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(55,060)	$—	$(55,060)	$32,647	$(22,413)
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	1,454,018	—	1,454,018	(419,198)	1,034,820
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	(2,572)	—	(2,572)	514	(2,058)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(103,319)	—	(103,319)	27,741	(75,578)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(47,417)	408	(47,009)	(28,845)	(75,854)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(11,069)	(12,897)	(23,966)	659	(23,307)

Total other comprehensive income (loss)	$1,234,581	$(12,489)	$1,222,092	$(386,482)	$835,610

	For the year ended December 31, 2019
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$106,403	$—	$106,403	$(21,281)	$85,122
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	5,486,209	—	5,486,209	(394,695)	5,091,514
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	899,025	—	899,025	(41,643)	857,382
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(3,292,023)	14,085	(3,277,938)	14,949	(3,262,989)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	8,799	6,594	15,393	(8,843)	6,550

Total other comprehensive income (loss)	$3,208,413	$20,679	$3,229,092	$(451,513)	$2,777,579

(23)	Income Tax

a.	The major components of income tax expense for the years ended December 31, 2017, 2018 and 2019 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Current income tax expense (benefit):
Current income tax charge	$2,467,004	$(264,909)	$772,795
Adjustments in respect of current income tax of prior periods	(364,951)	(899,219)	(1,033,780)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(1,033,142)	1,350,028	465,530
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(424,608)	(335,367)	231,971
Deferred income tax related to changes in tax rates	12,477	(842,123)	—
Adjustment of prior year’s deferred income tax	9,233	(2,744)	121,189
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	326,468	(135,543)	(327,359)

Income tax expense (benefit) recorded in profit or loss	$992,481	$(1,129,877)	$230,346

ii.	Income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Remeasurements of defined benefit pension plans	$31,311	$11,012	$(21,281)
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	—	(24,969)	(394,695)
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	—	514	—
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	—	18,045	(41,643)
Deferred income tax related to changes in tax rates	—	(362,898)	—

Income tax related to items that will not be reclassified subsequently to profit or loss	$31,311	$(358,296)	$(457,619)

(ii)	Items that may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Exchange differences on translation of foreign operations	$59,838	$(24,339)	$14,949
Unrealized gains or losses on available-for-sale financial assets	100,059	—	—
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(135,989)	1,847	(8,843)
Deferred income tax related to changes in tax rates	—	(5,694)	—

Income tax related to items that may be reclassified subsequently to profit or loss	$23,908	$(28,186)	$6,106

iii.	Deferred income tax charged directly to equity

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$227	$(414)	$(532)
Reversal of temporary difference arising from initial recognition of the equity component of the compound financial instrument	—	—	(45)
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	—	—	(514)
Deferred income tax related to changes in tax rates	—	(57,140)	—

Income tax recognized directly to equity	$227	$(57,554)	$(1,091)

b.	A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Income before tax	$7,671,710	$2,117,920	$4,806,596

At UMC’s statutory income tax rate	1,304,191	423,584	961,319
Adjustments in respect of current income tax of prior periods	(364,951)	(899,219)	(1,033,780)
Net changes in loss carry-forward and investment tax credits	564,742	2,239,058	2,387,922
Adjustment of deferred tax assets/liabilities for write-downs/reversals and different jurisdictional tax rates	330,228	49,625	(169,568)
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(1,549,018)	(451,589)	(1,778,820)
Investment gain	(639,979)	(886,546)	(270,610)
Dividend income	(83,154)	(112,810)	(139,093)
Others	259,590	140,278	110,991
Basic tax	33,207	—	3,215
Estimated income tax on unappropriated earnings	38,069	(849,328)	150,401
Deferred income tax related to changes in tax rates	12,477	(842,123)	—
Effect of different tax rates applicable to UMC and its subsidiaries	(21,615)	(118,404)	(102,608)
Taxes withheld in other jurisdictions	868,106	48,291	19,749
Others	240,588	129,306	91,228

Income tax expense (benefit) recorded in profit or loss	$992,481	$(1,129,877)	$230,346

c.	Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Deferred income tax assets
Depreciation	$1,930,388	$1,658,688
Loss carry-forward	502,331	1,310,300
Pension	825,792	800,734
Refund liabilities	232,854	339,185
Allowance for inventory valuation losses	416,270	628,725
Investment loss	748,983	486,537
Unrealized profit on intercompany sales	1,703,942	1,568,645
Investment tax credits	336,869	—
Others	98,367	770,543

Total deferred income tax assets	6,795,796	7,563,357

Deferred income tax liabilities
Unrealized exchange gain	(535,595)	(565,175)
Depreciation	(440,524)	(550,772)
Investment gain	(513,322)	(702,547)
Convertible bond option	(139,693)	(69,484)
Amortizable assets	(342,607)	(321,459)
Others	(7,768)	(11,793)

Total deferred income tax liabilities	(1,979,509)	(2,221,230)

Net deferred income tax assets	$4,816,287	$5,342,127

d.	Movement of deferred tax

	For the years ended December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Balance as of January 1	$3,788,906	$4,816,287
Impact of retroactive applications of IFRS 15, IFRS 9 and IFRS 16	1,515,238	93

Adjusted balance as of January 1	5,304,144	4,816,380

Acquisition from business combinations	—	1,542,895
Amounts recognized in profit or loss during the period	(34,251)	(491,331)
Amounts recognized in other comprehensive income	(386,482)	(451,513)
Amounts recognized in equity	(57,554)	(1,091)
Exchange adjustments	(9,570)	(73,213)

Balance as of December 31	$4,816,287	$5,342,127

e.

The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2019, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2017, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012. There is an uncertain tax position that the outcome of the income tax returns of certain companies within the Company may not be accepted by the tax authorities of the respective countries of operations. For the recognition and measurement of deferred income tax and current income tax which involved significant accounting judgments, estimates and assumptions, please refer to Note 5(5).

f.	UMC was granted income tax exemption for several periods with respect to income derived from the expansion of operations. The income tax exemption will expire on December 31, 2020.

g.	The information of the unused tax loss carry-forward for which no deferred income tax assets have been recognized was as follows:

	As of December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Expiry period
1-5 years	$27,072,604	$38,708,327
6-10 years	10,799,310	9,588,002
more than 10 years	5,043	—

Total	$37,876,957	$48,296,329

h.	As of December 31, 2018 and 2019, deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$5,971 million and NT$2,770 million, respectively.

i.

As of December 31, 2018 and 2019, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$11,036 million and NT$11,389 million, respectively.

j.	According to the amendments to the R.O.C. Income Tax Act, effective from 2018, the corporate income tax rate is raised from 17% to 20%, and the 10% undistributed earnings tax is lowered to 5%.

(24)	Earnings Per Share

a.	Earnings per share-basic

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$9,676,698	$7,677,735	$8,155,097

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	11,994,760	11,889,723	11,565,068

Earnings per share-basic (NTD)	$0.81	$0.65	$0.71

b.	Earnings per share-diluted

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$9,676,698	$7,677,735	$8,155,097
Effect of dilution
Unsecured convertible bonds	288,091	283,349	289,121

Income attributable to stockholders of the parent	$9,964,789	$7,961,084	$8,444,218

Weighted-average number of common stocks for basic earnings per share (thousand shares)	11,994,760	11,889,723	11,565,068
Effect of dilution
Employees’ compensation	83,981	137,511	90,047
Unsecured convertible bonds	1,193,935	1,243,599	1,295,729

Weighted-average number of common stocks after dilution (thousand shares)	13,272,676	13,270,833	12,950,844

Earnings per share-diluted (NTD)	$0.75	$0.60	$0.65

(25)	Reconciliation of Liabilities Arising from Financing Activities

For the year ended December 31, 2018

	As of December 31, 2017	Cash Flows	Non-cash changes		As of December 31, 2018
Items			Foreign exchange	Others (Note A)
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Short-term loans	$25,445,540	$(12,288,248)	$(292,466)	$238,982	$13,103,808
Long-term loans (current portion included)	32,165,336	(1,880,197)	556,777	(15,701)	30,826,215
Bonds payable (current portion included)	48,517,631	(7,500,000)	—	360,551	41,378,182
Guarantee deposits (current portion included)	564,576	88,131	13,086	—	665,793
Other financial liabilities-noncurrent (Note B)	20,486,119	—	(456,551)	380,787	20,410,355
For the year ended December 31, 2019
			Non-cash changes
Items	As of December 31, 2018	Cash Flows	Foreign exchange	Others (Note A)	As of December 31, 2019
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Short-term loans	$13,103,808	$(993,723)	$(368,507)	$273,628	$12,015,206
Long-term loans (current portion included)	30,826,215	3,876,991	(802,975)	1,843	33,902,074
Bonds payable (current portion included)	41,378,182	(2,500,000)	—	(96,766)	38,781,416
Guarantee deposits (current portion included)	665,793	252,269	(2,021)	(619,347)	296,694
Lease liabilities	6,006,457	(633,488)	(78,432)	736,488 (Note C )	6,031,025
Other financial liabilities-noncurrent (Note B)	20,410,355	—	(698,127)	381,213	20,093,441

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Please refer to Note 9(5) for more details on other financial liabilities-noncurrent.

Note C: Including the impact from acquisition of a subsidiary.

(26)	Business Combinations

UNITED SEMICONDUCTOR JAPAN CO., LTD. (USJC)

The Company exercised the call option of a joint venture agreement between FUJI SEMICONDUCTOR LIMITED (FSL) to acquire 84.1% ownership interest in MIE FUJITSU SEMICONDUCTOR LIMITED (MIFS) for JPY 54.4 billion on October 1, 2019. The Company previously held 15.9% of ownership interest in MIFS. MIFS became a wholly-owned subsidiary of the Company and was renamed as USJC upon completion of the acquisition. USJC is a 300mm fab in Japan that is currently manufacturing 90nm, 65nm and 40nm products. The fab fits the Company’s specialty technology focus and long-term growth projections. USJC will increase the Company’s foundry market share, provide business synergies and benefit from economies of scale while broadening the Company’s comprehensive specialty and logic technologies to serve Japanese and international customers.

NT$
(In Thousands)
Consideration Transferred:
Cash	$15,711,370
Fair value of previously held equity interest immediately before acquisition	2,303,988
Gains or losses on hedging instruments	2,572

Total	$18,017,930

Cash flows analysis of acquisition:
Cash Consideration	$15,711,370
Net cash acquired from the subsidiary	(2,910,389)

Net cash outflows from acquisition	$12,800,981

The fair value of the identifiable assets and liabilities of USJC as of the date of acquisition were:

Fair value recognized on the acquisition date
NT$
(In Thousands)
Assets
Cash and cash equivalents	$2,910,389
Accounts receivable	3,561,827
Inventories	2,428,616
Property, plant and equipment	11,497,618
Right-of-use assets	479,547
Intangible assets	1,318,754
Deferred tax assets	1,563,553
Others	230,431

23,990,735

Liabilities
Accounts payable	(3,170,323)
Other payables and payables on equipment	(1,962,119)
Lease liabilities	(479,547)
Others	(189,231)

(5,801,220)

Total identifiable net assets	$18,189,515

Gain on bargain purchase:
Consideration transferred	$18,017,930
Less: Fair value of identifiable net assets	(18,189,515)

Bargain purchase gain	$(171,585)

The fair value of the net identifiable assets acquired and liabilities assumed was in excess of the aggregate consideration transferred and the previously held ownership interest of 15.9% in USJC at the acquisition date, and the difference was recognized as bargain purchase gain. The previously held ownership interest of 15.9% in USJC was previously accounted for as financial assets at fair value through other comprehensive income, non-current. It was subsequently remeasured at fair value with the consideration for a minority interest discount on the acquisition date resulting in the bargain purchase gain. Upon the acquisition, the Company recognized a loss on disposal of NT375 million and the accumulated unrealized losses on the previously held ownership interest was reclassified from other comprehensive income to retained earnings.

Upon the acquisition, USJC contributed NT$4,277 million of operating revenues and NT$305 million to profit before tax from continuing operations of the Company, respectively. If the combination had taken place at the beginning of the year, operating revenues from the continuing operations would have been NT$160,767 million and the profit before tax from continuing operations for the Company would have been NT$5,606 million, respectively.

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

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary:

NT$
(In Thousands)
Cash received	$4,617
Net cash of subsidiary derecognized	(14,430)

Net cash outflow from deconsolidation	$(9,813)

7.	SIGNIFICANT RELATED PARTY TRANSACTIONS

a.	Significant intercompany transactions between consolidated entities were as follows:

For the year ended December 31, 2017

Entity	Counterparty	Transactions (Note A)
		Account	Amount		Terms (Note B)
			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$59,968,172		Net 60 days

UMC	UMC-USA	Accounts receivable	6,737,723		—

UMC	UMC GROUP JAPAN	Sales	4,212,523		Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	659,488		—

UMC	USCXM	Sales	998,899 (Note C	)	Net 30 days

UMC	USCXM	Accounts receivable	4,790,930		—

UMC	USCXM	Loan receivable	3,924,360		—

HJ	UMC-USA	Sales	214,147		Net 60 days

HJ	UMC-USA	Accounts receivable	35,498		—

HJ	UMC GROUP JAPAN	Sales	223,740		Net 60 days

HJ	UMC GROUP JAPAN	Accounts receivable	43,332		—

USCXM	UMC-USA	Sales	241,220		Net 60 days

USCXM	UMC-USA	Accounts receivable	141,272		—

For the year ended December 31, 2018

Entity	Counterparty	Transactions (Note A)
		Account	Amount		Terms (Note B)
			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$57,107,585		Net 60 days

UMC	UMC-USA	Accounts receivable	7,312,272		—

UMC	UMC GROUP JAPAN	Sales	4,159,637		Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	905,048		—

UMC	USCXM	Sales	1,356,567 (Note C	)	Net 30 days

UMC	USCXM	Accounts receivable	48,163		—

USCXM	UMC-USA	Sales	698,988		Net 60 days

USCXM	UMC-USA	Accounts receivable	120,678		—

HJ	UMC-USA	Sales	307,471		Net 60 days

HJ	UMC-USA	Accounts receivable	35,161		—

HJ	UMC GROUP JAPAN	Sales	272,218		Net 60 days

HJ	UMC GROUP JAPAN	Accounts receivable	61,971		—

For the year ended December 31, 2019

Entity	Counterparty	Transactions (Note A)
		Account	Amount		Terms (Note B)
			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$47,736,335		Net 60 days

UMC	UMC-USA	Accounts receivable	5,937,706		—

UMC	UMC GROUP JAPAN	Sales	3,933,964		Net 60 days

UMC	UMC GROUP JAPAN	Accounts receivable	608,622		—

UMC	USCXM	Sales	1,209,310 (Note C	)	Net 30 days

UMC	USCXM	Accounts receivable	31,334		—

UMC	USCXM	Loan receivable	1,201,200		—

USCXM	UMC-USA	Sales	745,226		Net 60 days

USCXM	UMC-USA	Accounts receivable	33,242		—

HJ	UMC-USA	Sales	152,012		Net 60 days

HJ	UMC-USA	Accounts receivable	21,138		—

HJ	UMC GROUP JAPAN	Sales	250,736		Net 60 days

HJ	UMC GROUP JAPAN	Accounts receivable	51,150		—

Note A:	The significant intercompany transactions listed above include downstream transactions.

Note B:	The sales price to the above related parties was determined through mutual agreement in reference to market conditions.

Note C:	UMC authorized technology licenses to its subsidiary, USCXM, in the amount of US$0.35 billion, which was recognized as deferred revenue to be realized over time.

b.	Significant transactions between the Company and other related parties were as follows:

(i)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
HSUN CHIEH CAPITAL CORP.	Associate
TRIKNIGHT CAPITAL CORPORATION	Associate
HSUN CHIEH INVESTMENT CO., LTD.	Associate
JINING SUNRICH SOLARENERGY CORPORATION	Joint venture’s subsidiary
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
PHOTRONICS DNP MASK CORPORATION	Other related parties
UNITEDVISION SEMICONDUCTOR CO., LTD.	Other related parties
UNISTARS CORPORATION	Other related parties
UPI SEMICONDUCTOR CORP.	Other related parties
CHUAN-FANG ZHUAN	Subsidiary’s director

(ii)	Operating revenues

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Associates	$1,357,720	$1,291,398	$1,532,339
Joint ventures	12,465	4,277	—
Others	30,417	27,881	45,523

Total	$1,400,602	$1,323,556	$1,577,862

(iii)	Accounts receivable, net

	As of December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Associates	$134,646	$278,702
Others	4,266	11,243

Total	$138,912	$289,945

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection period for domestic sales to related parties was month-end 30~60 days, while the collection period for overseas sales was net 30~60 days.

(iv)	Refund liabilities (classified under other current liabilities)

	As of December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Associates	$1,287	$7,880
Others	71	48

Total	$1,358	$7,928

(v)	Significant asset transactions

Acquisition of financial assets at fair value through profit or loss – noncurrent

For the years ended December 31, 2017 and 2018: None.

			For the year ended December 31, 2019
	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)
Associates	500	Stock of MATERIALS ANALYSIS TECHNOLOGY INC.	$32,923
Associates	1,900	Stock of GEAR RADIO LTD.	37,211

Total			$70,134

Acquisition of investments accounted for under the equity method

For the year ended December 31, 2017: None.

			For the year ended December 31, 2018
	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)
Associates	84,000	Stock	$840,000

			For the year ended December 31, 2019
	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)
Associates	72,000	Stock	$720,000

Acquisition of intangible assets

	Purchase price
	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Associates	$322,808	$200,610	$339,463

Disposal of subsidiary

For the years ended December 31, 2017 and 2019: None.

For the year ended December 31, 2018
	Trading Volume (In thousands of shares)	Transaction underlying	Proceeds	Disposal (loss) gain
			NT$	NT$
			(In Thousands)	(In Thousands)
Others	46,168	Stock of UNISTARS CORPORATION	$4,617	$(31,856)

Disposal of financial assets

For the year ended December 31, 2017
	Trading Volume (In thousands of shares)	Transaction underlying	Proceeds	Disposal (loss) gain
			NT$	NT$
			(In Thousands)	(In Thousands)
Others	6,489	Stock of ASIA PACIFIC MICROSYSTEMS, INC.	$50,745	$(13,753)

For the years ended December 31, 2018 and 2019: None.

(vi)	Others

Mask expenditure

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Others	$994,710	$1,750,088	$2,346,263

Other payables of mask expenditure

	As of December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Others	$580,789	$571,036	$683,892

c.	Key management personnel compensation

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Short-term employee benefits	$271,554	$387,294	$271,135
Post-employment benefits	3,478	4,660	2,406
Termination benefits	6,957	—	3,415
Share-based payment	68	293,857	62,203
Others	294	435	578

Total	$282,351	$686,246	$339,737

8.	ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

	As of December 31,
	2018	2019	Party to which asset(s) was pledged	Purpose of pledge
	NT$	NT$
	(In Thousands)	(In Thousands)
Refundable Deposits (Bank deposit and Time deposit)	$961,198	$811,035	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	237,358	348,117	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	19,579	19,510	Science Park Administration	Collateral for dormitory lease
Refundable Deposits (Time deposit)	37,084	41,785	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,000,000	1,000,000	Bank of China	Bank performance guarantee
Buildings	5,823,938	5,381,590	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	25,762,086	19,029,077	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	—	292,120	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Other noncurrent assets	309,108	—	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans

Total	$34,150,351	$26,923,234

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of December 31, 2019, amounts available under unused letters of credit for importing machinery and equipment were NT$0.1 billion.

(2)	As of December 31, 2019, the Company entrusted financial institutes to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounting to NT$1.7 billion.

(3)

The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$10.8 billion. As of December 31, 2019, the portion of royalties and development fees not yet recognized was NT$1.4 billion.

(4)

The Company entered into several construction contracts for the expansion of its operations. As of December 31, 2019, these construction contracts amounted to approximately NT$2.0 billion and the portion of the contracts not yet recognized was approximately NT$0.4 billion.

(5)

The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. As of December 31, 2019, the Company obtained R.O.C. government authority’s approval for the investment and invested RMB¥8.3 billion in USCXM, representing ownership interest of 65.22%. Furthermore, based on the agreement, UMC recognized a financial liability in other noncurrent liabilities for the purchase from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB¥4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors. Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period. At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests. Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

(6)

On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (“MICRON”). On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. UMC has appointed counsels to prepare answers against these charges. Currently the civil complaint has been stayed by the court and the criminal proceeding is ongoing.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in questions, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court has approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial.

On November 1, 2018, the Department of Justice of the United States (“DOJ”) unsealed an indictment against UMC, FUJIAN JINHUA INTEGRATED CIRCUIT CO., LTD. (“JINHUA”), and three individuals, including one current employee and two former employees of UMC, alleging that UMC and others conspired to steal trade secrets of MICRON, and used that information to develop technology that was subsequently transferred to JINHUA. On the same day, the DOJ filed a civil complaint enjoining the aforementioned defendants from exporting to the United States any products containing DRAM manufactured by UMC or JINHUA and preventing the defendants from transferring the trade secrets to anyone else. UMC has appointed counsels to prepare answers against these charges. Besides, UMC has suspended the joint technology development activities with JINHUA. Currently the civil complaint has been stayed by the court and the criminal proceeding is ongoing. Given these litigations are still in the preliminary stages, UMC cannot assess the legal proceeding and probable outcome or impact.

(7)

On March 14, 2019, a putative class action styled Meyer v. United Microelectronics Corporation and several executives, was filed under Securities Exchange Act of 1934 and Rule 10b-5 in the United States District Court for the Southern District of New York. The court appointed a lead plaintiff and approved lead plaintiff counsel on May 23, 2019. On September 27, 2019, UMC received the service of plaintiffs’ amended complaint and appointed counsels to prepare the relevant procedures. Currently the mediation process is ongoing. The Company does not expect material financial impact resulting from this claim.

10.	SIGNIFICANT SUBSEQUENT EVENTS

(1)

Recently the emergence and wide spread of COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in most part of the world where the Company and the Company’s customers operate. If such outbreak continues or worsens, it may adversely affect the Company’s business, financial condition and operating results for 2020 as we have significant operations in China, Taiwan and the Asia Pacific region. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business and the related financial impact cannot be predicted at this time.

(2)	On February 11, 2020, the Board of Directors of HJ resolved to participate in the capital injection of USCXM in stages for a total investment amount of RMB¥3.5 billion.

11.	FINANCIAL RISK AND FAIR VALUE DISCLOSURES

(1)	Categories of financial instruments

	As of December 31,
Financial Assets	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial assets at fair value through profit or loss	$12,084,297	$14,021,473
Financial assets at fair value through other comprehensive income	11,585,477	14,723,232
Financial assets measured at amortized cost
Cash and cash equivalents (excludes cash on hand)	83,655,648	95,486,403
Receivables	24,583,451	26,459,392
Refundable deposits	2,757,399	2,600,733
Other financial assets	2,320,037	2,353,066

Total	$136,986,309	$155,644,299

	As of December 31,
Financial Liabilities	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial liabilities measured at amortized cost
Short-term loans	$13,103,808	$12,015,206
Payables	23,559,548	27,433,065
Guarantee deposits (current portion included)	665,793	296,694
Bonds payable (current portion included)	41,378,182	38,781,416
Long-term loans (current portion included)	30,826,215	33,902,074
Lease liabilities (Note)	—	6,031,025
Other financial liabilities	20,523,099	20,093,441

Total	$130,056,645	$138,552,921

Note:	The Company adopted IFRS 16 on January 1, 2019. The Company elected not to restate prior periods in accordance with the transition provision in IFRS 16.

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

Certain forward exchange contracts designated by the Company to hedge foreign currency exchange rate risks associated with the purchase of additional shares of USJC in JPY, amounting to JPY 23 billion, expired prior to December 31, 2018. The cash flow hedge reserve in other components of equity, amounting to NT$(3) million, was recognized as consideration for the ownership interest of 84.1% in USJC on October 1, 2019. Please refer to Note 6(26).

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2017, 2018 and 2019 decreases/increases by NT$1,330 million, NT$1,367 million and NT$1,009 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2017, 2018 and 2019 increases/decreases by NT$4,011 million, NT$2,624 million and NT$2,200 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(10), 6(11) and 6(12) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2017, 2018 and 2019 to decrease/increase by NT$58 million, NT$44 million and NT$46 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the years ended December 31, 2017, 2018 and 2019 by NT$33 million, NT$171 million and NT$252 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the years ended December 31, 2018 and 2019 by NT$408 million and NT$671 million, respectively. A change of 5% in the price of the aforementioned available-for-sale financial instruments could increase/decrease the Company’s other comprehensive income for the year ended December 31, 2017 by NT$979 million.

(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of December 31, 2018 and 2019, accounts receivable from the top ten customers represent 54% and 44% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2018
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$13,171,811	$—	$—	$—	$13,171,811
Payables	23,088,071	199,788	—	—	23,287,859
Guarantee deposits	52,890	154,787	15,385	442,731	665,793
Bonds payable	3,000,855	23,187,913	8,484,393	8,563,021	43,236,182
Long-term loans	4,036,260	10,997,829	17,209,849	4,765,719	37,009,657
Other financial liabilities	112,744	—	17,477,984	4,369,730	21,960,458

Total	$43,462,631	$34,540,317	$43,187,611	$18,141,201	$139,331,760

	As of December 31, 2019
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$12,211,621	$—	$—	$—	$12,211,621
Payables	26,998,325	198,862	—	—	27,197,187
Guarantee deposits	100,584	97,108	—	99,002	296,694
Bonds payable	20,659,607	10,590,265	8,689,971	—	39,939,843
Long-term loans	6,104,795	19,631,931	13,097,986	12,000	38,846,712
Lease liabilities	740,939	1,413,978	1,180,955	3,792,192	7,128,064
Other financial liabilities	—	12,668,287	8,445,826	—	21,114,113

Total	$66,815,871	$44,600,431	$31,414,738	$3,903,194	$146,734,234

(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of December 31, 2018

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 28 million	December 10, 2018~ January 7, 2019

As of December 31, 2019

None.

(7)	Fair value measurement

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

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$493,481	$34,969	$—	$528,450
Financial assets at fair value through profit or loss, noncurrent	3,612,243	44,597	7,899,007	11,555,847
Financial assets at fair value through other comprehensive income, noncurrent	8,166,277	—	3,419,200	11,585,477

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$668,476	$—	$54,318	$722,794
Financial assets at fair value through profit or loss, noncurrent	4,737,027	340,255	8,221,397	13,298,679
Financial assets at fair value through other comprehensive income, noncurrent	13,417,308	—	1,305,924	14,723,232

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into Level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators. If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the years ended December 31, 2018 and 2019, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Option	Total	Common stock	Preferred stock	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2018	$3,832,537	$2,994,294	$1,183,940	$31,605	$8,042,376	$3,350,694	$233,326	$3,584,020
Recognized in profit (loss)	(3,356)	(394,931)	69,827	(31,605)	(360,065)	—	—	—
Recognized in other comprehensive loss	—	—	—	—	—	(115,520)	(49,300)	(164,820)
Acquisition	140,338	630,626	577,347	—	1,348,311	—	—	—
Disposal	(468,337)	(310,025)	—	—	(778,362)	—	—	—
Return of capital	(22,954)	—	—	—	(22,954)	—	—	—
Transfer to Level 3	22,050	—	—	—	22,050	—	—	—
Transfer out of Level 3	(442,138)	—	—	—	(442,138)	—	—	—
Exchange effect	19,551	51,564	18,674	—	89,789	—	—	—

As of December 31, 2018	$3,077,691	$2,971,528	$1,849,788	$—	$7,899,007	$3,235,174	$184,026	$3,419,200

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2019	$3,077,691	$2,971,528	$1,849,788	$—	$7,899,007	$3,235,174	$184,026	$3,419,200
Recognized in profit (loss)	(272,299)	273,047	(14,024)	6,145	(7,131)	—	—	—
Recognized in other comprehensive income (loss)	—	—	—	—	—	199,244	(8,532)	190,712
Acquisition	159,476	396,890	204,082	51,956	812,404	—	—	—
Disposal	(1,475)	(328,371)	—	—	(329,846)	(2,303,988)	—	(2,303,988)
Return of capital	(14,954)	—	—	—	(14,954)	—	—	—
Transfer to Level 3	—	—	—	49,706	49,706	—	—	—
Transfer out of Level 3	(53,300)	—	—	—	(53,300)	—	—	—
Exchange effect	(14,451)	(33,800)	(28,821)	(3,099)	(80,171)	—	—	—

As of December 31, 2019	$2,880,688	$3,279,294	$2,011,025	$104,708	$8,275,715	$1,130,430	$175,494	$1,305,924

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

The total losses of NT$286 million, NT$203 million and NT$113 million for the years ended December 31, 2017, 2018 and 2019, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

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

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) and other comprehensive income (loss) for the year ended December 31, 2018 by NT$309 million and by NT$241 million, respectively.

As of December 31, 2019
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the year ended December 31, 2019 by NT$267 million and NT$191 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the year ended December 31, 2019 by NT$87 million.

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

As of December 31, 2018

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Bonds payables (current portion included)	$41,714,368	$23,929,019	$17,785,349	$—	$41,378,182
Long-term loans (current portion included)	30,826,215	—	30,826,215	—	30,826,215

As of December 31, 2019

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Bonds payables (current portion included)	$39,571,920	$21,347,047	$18,224,873	$—	$38,781,416
Long-term loans (current portion included)	33,902,074	—	33,902,074	—	33,902,074

12.	OPERATING SEGMENT INFORMATION

(1)

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company is organized into business units based on its products and services. As of December 31, 2019, the Company had the following segments: wafer fabrication and new business. There were no material differences between the accounting policies described in Note 4 and those applied by the operating segments. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. New business segment primarily includes researching, developing, manufacturing, and providing solar energy.

Reportable segment information for the years ended December 31, 2017, 2018 and 2019 were as follows:

	For the year ended December 31, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Operating revenues from external customers	$148,939,836	$344,870	$149,284,706	$—	$149,284,706
Operating revenues from sales among intersegments	—	13,600	13,600	(13,600)	—
Segment net income (loss), net of tax	6,728,620	(665,895)	6,062,725	616,504	6,679,229
Acquisition of property, plant and equipment	44,229,488	6,788	44,236,276	—	44,236,276
Depreciation	50,737,240	227,880	50,965,120	—	50,965,120
Share of profit or loss of associates and joint ventures	(258,959)	(32,619)	(291,578)	449,415	157,837
Income tax expense (benefit)	1,167,154	3	1,167,157	(174,676)	992,481
Impairment loss	632,207	318,128	950,335	—	950,335

	For the year ended December 31, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Operating revenues from external customers	$151,023,932	$228,639	$151,252,571	$—	$151,252,571
Operating revenues from sales among intersegments	—	19,290	19,290	(19,290)	—
Segment net income (loss), net of tax	2,688,331	(602,809)	2,085,522	1,162,275	3,247,797
Acquisition of property, plant and equipment	19,589,770	305	19,590,075	—	19,590,075
Depreciation	49,777,242	171,347	49,948,589	—	49,948,589
Share of profit or loss of associates and joint ventures	(1,201,986)	(23,245)	(1,225,231)	608,566	(616,665)
Income tax expense (benefit)	(456,058)	(2,595)	(458,653)	(671,224)	(1,129,877)
Impairment loss	46,225	—	46,225	—	46,225

	For the year ended December 31, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Operating revenues from external customers	$148,123,306	$78,335	$148,201,641	$—	$148,201,641
Segment net income (loss), net of tax	6,156,681	(442,365)	5,714,316	(1,138,066)	4,576,250
Acquisition of property, plant and equipment	16,518,483	—	16,518,483	—	16,518,483
Acquisition of intangible assets	2,443,593	—	2,443,593	—	2,443,593
Cash payments for the principal portion of the lease liability	614,845	18,643	633,488	—	633,488
Depreciation	47,038,876	134,005	47,172,881	—	47,172,881
Share of profit or loss of associates and joint ventures	733,044	—	733,044	(617,715)	115,329
Income tax expense (benefit)	(414,104)	20,974	(393,130)	623,476	230,346
Impairment loss	33,160	84,974	118,134	—	118,134

	As of December 31, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Segment assets	$363,529,040	$1,263,368	$364,792,408	$(2,195,179)	$362,597,229

Segment liabilities	$157,000,054	$1,068,722	$158,068,776	$130,970	$158,199,746

	As of December 31, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Segment assets	$369,189,983	$924,149	$370,114,132	$(3,852,439)	$366,261,693

Segment liabilities	$161,955,970	$1,157,878	$163,113,848	$233,930	$163,347,778

Note:	The adjustments primarily consisted of intragroup elimination entries and GAAP difference adjustments.

(2)	Geographic information

Non-current assets

	As of December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Taiwan	$90,046,190	$73,481,714
Singapore	16,881,746	15,191,880
China (includes Hong Kong)	73,627,957	63,622,327
USA	31,919	70,498
Europe	155,489	24,383
Japan	232	12,265,769
Others	—	3,309

Total	$180,743,533	$164,659,880

Non-current assets include property, plant and equipment, right-of-use assets, intangible assets, prepayment for equipment and other noncurrent assets.

(3)	Major customers

Individual customers accounting for at least 10% of operating revenues for the years ended December 31, 2017, 2018 and 2019 were as follows:

	For the years ended December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Customer A from wafer fabrication segment	$15,632,722	$15,357,470	$17,576,293

13.	CAPITAL MANAGEMENT

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

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019
	NT$	NT$
	(In Thousands)	(In Thousands)
Total liabilities	$158,199,746	$163,347,778
Less: Cash and cash equivalents	(83,661,739)	(95,492,477)

Net debt	74,538,007	67,855,301
Total equity	204,397,483	202,913,915

Total capital	$278,935,490	$270,769,216

Debt to capital ratios	26.72%	25.06%