Form 20-F
period 2020-12-31
UNITED MICROELECTRONICS CORP
filed 2021-04-29
CIK 1033767

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Chitung Liu, Senior Vice President & Chief Financial Officer

Telephone: +886-2-2658-9168 / Email: ir@umc.com

8F, No. 68, Section 1, Neihu Road., Taipei 11493, Taiwan R.O.C.

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 5 Common Shares	UMC	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

12,422,401,493 Common Shares of Registrant issued and outstanding as of December 31, 2020

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

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2020

i

SUPPLEMENTAL INFORMATION

The references to “United Microelectronics”, “we”, “us”, “our”, “our company” and “the Company” in this Annual Report refer to United Microelectronics Corporation and its consolidated subsidiaries, unless the context suggests otherwise. The references to “Taiwan” and “R.O.C.” refer to Taiwan, Republic of China. The references to “China” and “PRC” refer to People’s Republic of China. The references to “shares” and “common shares” refer to our common shares, par value NT$10 per share, and “ADSs” refer to our American Depositary Shares, each representing five common shares. The ADSs are issued under the Deposit Agreement, dated as of October 21, 2009, as amended, supplemented or modified from time to time, among United Microelectronics, JPMorgan Chase Bank, N.A. and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. The references to “TIFRSs” refer to the Taiwan International Financial Reporting Standards as issued by the Financial Supervisory Commission in the Republic of China, “IFRSs” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB, and “U.S. GAAP” refer to the generally accepted accounting principles in the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT MAY NOT BE REALIZED

Our disclosure and analysis in this Annual Report contain or incorporate by reference some forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	our dependence on frequent introduction of new product services and technologies based on the latest developments;
•	the intensely competitive semiconductor, communications, consumer electronics and computer industries and markets;
•	risks associated with our international business activities;
•	our dependence on key personnel;
•	general economic and political conditions, including those related to the semiconductor, communications, consumer electronics and computer industries;
•	natural disasters, such as earthquakes and droughts, which are beyond our control;
•	possible disruptions in commercial activities caused by natural and human-induced disasters, and outbreaks of contagious diseases such as the COVID-19 pandemic;
•	fluctuations in foreign currency exchange rates;
•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the U.S. Securities and Exchange Commission, or the U.S. SEC; and
•	those other risks identified in the “Item 3. Key Information—D. Risk Factors” section of this Annual Report.

You can identify forward looking statements by the fact that they do not relate strictly to historical or current facts. The words “may”, “will”, “is/are likely to”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions are intended to identify a number of these forward-looking statements. Forward-looking statements in this Form 20-F include, but are not limited to, statements regarding our business strategies and future plans, anticipated business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the capabilities of our technologies and manufacturing process, technological upgrades, investment in research and development, future market demand, regulatory or other developments in our industry, business expansion plans or new investments as well as business acquisitions and financing plans. Please see “Item 3. Key Information—D. Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements. We do not and will not undertake the obligation to update or revise any forward-looking statements contained in this Annual Report whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

GLOSSARY

AMS	Analog/mixed-signal.

ASIC	Application Specific Integrated Circuit. A custom-designed integrated circuit that performs specific functions which would otherwise require a number of off-the-shelf integrated circuits to perform.

BCD

Bipolar-Complementary Metal Oxide Semiconductor (“CMOS”)-Double Diffused Metal Oxide Semiconductor (“DMOS”). An integrated circuit and one of the most important components for power management integration circuits.

BSI-CSI	Back-Side Illuminated CMOS Image Sensor, which is recently used for mobile product image sensor with better performance and thinner chip.

Cell	Semiconductor structure in an electrical state, which can store a bit of information, mainly used as the building block of memory array.

Die	A piece of a semiconductor wafer containing the circuitry of an unpackaged single chip.

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

Interconnect	The conductive path made from copper or aluminum that is required to achieve connection from one circuit element to the other circuit elements within a circuit.

Mask or Photomask	A piece of glass on which an integrated circuit circuitry design is laid out.

MCU	Microcontroller unit, a small computer on a single integrated circuit, containing one or more central processing units along with memory and programmable input/output peripherals.

Memory	A group of integrated circuits that a computer uses to store data and programs, such as ROM, RAM, DRAM and SRAM.

Micron	A unit of spatial measurement that is one-millionth of a meter.

MRAM	Magnetic Random Access Memory.

Nanometer	A unit of spatial measurement that is one-billionth of a meter.

PC	Personal computer.

RAM	Random Access Memory. A type of volatile memory forming the main memory of a computer where applications and files are run.

ReRAM	Resistive Random Access Memory.

RF-SOI	Radio Frequency Silicon on Insulator.

ROM	Read-Only Memory. Memory that is programmed by the manufacturer and cannot be changed. Typically, ROM is used to provide start-up data when a computer is first turned on.

Scanner	A photolithography tool used in the production of semiconductor devices. This camera-like step-and-scan tool projects the image of a circuit from a master image onto a photosensitized silicon wafer.

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

The selected consolidated balance sheets data as of December 31, 2019 and 2020 and the selected consolidated statements of comprehensive income data for the years ended December 31, 2018, 2019 and 2020 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. In accordance with the requirements of the Taiwan Financial Supervisory Commission, or FSC, beginning on January 1, 2013, we have adopted Taiwan-IFRSs, which is translated and published by Accounting Research and Development Foundation, or ARDF, referred to as “TIFRSs” for reporting our annual and interim consolidated financial statements in the R.O.C. At the same time, we have adopted IFRSs as issued by the IASB for our annual reports on Form 20-F with the U.S. SEC beginning with the year ended December 31, 2013. However, since January 1, 2013, we only prepare our interim unaudited quarterly financial statements under TIFRSs, which are furnished to the United States Securities and Exchange Commission (“SEC”) on Form 6-K. The selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and the selected consolidated statements of comprehensive income data for the years ended December 31, 2016 and 2017 are derived from our audited consolidated financial statements not included in this Annual Report.

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

	Years Ended December 31,
	2016	2017	2018	2019	2020
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data
Operating revenues	147,870	149,285	151,253	148,202	176,821	6,297
Operating costs	(117,491)	(122,227)	(128,413)	(126,887)	(137,824)	(4,908)
Gross profit	30,379	27,058	22,840	21,315	38,997	1,389
Operating expenses	(23,922)	(22,143)	(22,277)	(21,614)	(23,320)	(830)
Net other operating income and expenses	(263)	1,653	5,117	5,182	6,254	222
Operating income	6,194	6,568	5,680	4,883	21,931	781
Non-operating income and expenses	(1,473)	1,104	(3,562)	(77)	612	22
Income from continuing operations before income tax	4,721	7,672	2,118	4,806	22,543	803
Income tax benefit (expense)	(553)	(993)	1,130	(230)	(1,691)	(60)
Net income	4,168	6,679	3,248	4,576	20,852	743
Total other comprehensive income (loss), net of tax	(4,024)	(4,815)	835	2,778	2,480	88
Total comprehensive income	144	1,864	4,083	7,354	23,332	831
Net income attributable to:
Stockholders of the parent	8,621	9,676	7,678	8,155	22,861	814
Non-controlling interests	(4,453)	(2,997)	(4,430)	(3,579)	(2,009)	(71)
Total comprehensive income attributable to:
Stockholders of the parent	4,629	4,973	8,617	10,948	25,215	898
Non-controlling interests	(4,485)	(3,109)	(4,534)	(3,594)	(1,883)	(67)
Earnings per share: (1)
Basic	0.71	0.81	0.65	0.71	1.93	0.07
Diluted (2)	0.67	0.75	0.60	0.65	1.87	0.07
Common shares used in earnings per share calculation:
Basic	12,099	11,995	11,890	11,565	11,850	11,850
Diluted (2)	13,350	13,273	13,271	12,951	12,250	12,250
Earnings per ADS equivalent:
Basic	3.56	4.03	3.23	3.53	9.65	0.34
Diluted (2)	3.33	3.75	3.00	3.26	9.36	0.33

	As of December 31,
	2016	2017	2018	2019	2020
	NT$	NT$	NT$	NT$	NT$	US$
Consolidated Balance Sheets Data
Total assets	384,227	391,132	362,597	366,262	366,454	13,050
Total liabilities	169,281	181,511	158,200	163,348	143,314	5,104
Stockholders’ equity	214,946	209,621	204,397	202,914	223,140	7,946
Capital stock (3)	126,243	126,243	124,243	117,576	124,224	4,424
Dividends declared per share (4)	0.55	0.50	0.70	0.58	0.75	0.03

	Years Ended December 31,
	2016	2017	2018	2019	2020
	NT$	NT$	NT$	NT$	NT$	US$
Segment Data
Operating revenues
Wafer fabrication	147,444	148,940	151,024	148,124	176,811	6,297
New business	426	345	229	78	10	0
Net income (loss) (5)
Wafer fabrication	4,219	6,729	2,688	6,157	27,109	965
New business	(1,662)	(666)	(603)	(442)	1,061	38

(1)	Earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the year.
(2)	Diluted securities include convertible bonds, employees’ compensation and restricted stocks for employees, if any.
(3)	Changes to the number of the capital common shares are primarily caused by the share-based payment transactions, the cancellation of treasury stocks and the conversion of convertible bonds, if any.
(4)

Dividends declared per share are in connection with earnings and accumulated additional paid-in capital and would be adjusted for the outstanding common shares changed due to convertible bonds converted, treasury stock repurchased, cancelled and transferred to employees, if any.

(5)	There are adjustments for intragroup elimination and GAAP differences between segment data and consolidated data.

Currency Translations and Exchange Rates

In portions of this Annual Report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$28.08 to US$1.00, which was the foreign exchange rate on December 31, 2020 as released by the Board of Governors of the Federal Reserve System. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate.

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

Any outbreak of contagious diseases, including but not limited to COVID-19, Zika virus, Ebola virus, avian or swine influenza or severe acute respiratory syndrome, may disrupt our ability to adequately staff our business and may generally disrupt our operations. The recent outbreak of COVID-19 epidemic in China is spreading globally and expected to adversely affect the economic conditions in Asia and throughout the world. The outbreak has slowed the economic growth in China and other regions of the world where we and our customers operate, which will negatively impact the global supply chain, market and economies. We have significant operations in China, Taiwan and the Asia Pacific region, including supply chain and manufacturing facilities and sales and marketing channels. If the pandemic continues, we may experience a decline of sales activities and customer orders; reduction of operation and workforce at our fabs; difficulties in international travels and communications; regulatory restrictions; reduction of research and development activities; and other risks resulting from the outbreak. Any of these factors may adversely affect our business, financial conditions and results of operations. In addition, as a result of the COVID-19 pandemic and ensuing government regulations implementing stay-at-home orders and restrictions on travel and other activities, we have experienced an increase in demand for manufacturing capacity in the semiconductor industry in respond to increased demand for consumer electronic products, which had a positive impact on our financial performance. However, we cannot predict the impact of COVID-19 pandemic on the semiconductor industry in the future, and any increase in such demand may not be sustainable and we may experience a decline in our sales activities and customer orders.

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

The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation, Globalfoundries Inc., as well as the foundry operation services of some integrated device manufacturers, such as Intel, Samsung Electronics, or Samsung, SK Hynix and Toshiba Corporation, or Toshiba. Integrated device manufacturers principally manufacture and sell their own proprietary semiconductor products, but may also offer foundry services. Other competitors such as Dongbu Anam Semiconductor, , Huahong, Powerchip, TowerJazz, Vanguard and XMC have initiated efforts to expand and develop substantial additional foundry capacity. New entrants and consolidations in the foundry business are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. Some of our competitors have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

The principal elements of competition in the wafer foundry market include:

•technical competence;

•time-to-volume production and cycle time;

•time-to-market;

•research and development quality;

•available capacity;

•manufacturing yields;

•customer service and design support;

•price;

•management expertise; and

•strategic alliances.

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

Our business and the nature of our industry require us to make substantial capital expenditures leading to a high level of fixed costs. The costs of facilities, tools and equipment to make semiconductors with advanced technology continue to rise, with each generation typically significantly more expensive than the larger-in-size more mature technologies which preceded. We expect to incur significant capital expenditures in connection with our growth plans. These capital expenditures will be made in advance of any additional sales to be generated by new or upgraded fabs as a result of these expenditures. Given the fixed-cost nature of our business, we have in the past incurred, and may in the future incur, operating losses if our revenues do not adequately offset our capital expenditures. Additionally, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in:

•our growth plan;

•our process technology;

•our research and development efforts and patent license arrangements;

•market conditions;

•interest rates;

•exchange rate fluctuations; and

•prices of equipment.

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

We have been largely dependent on a small number of customers for a substantial portion of our business. In 2020, our top ten customers accounted for 53.7% of our operating revenues. We expect that we will continue to depend upon a relatively limited number of customers for a significant portion of our operating revenues. We cannot assure you that our operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to any of these customers could significantly reduce our operating revenues.

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

The success of our business depends upon attracting and retaining experienced executives, engineers and other employees to implement our strategy. The competition for skilled employees is intense. We expect demand for personnel in Taiwan to increase in the future as new wafer fabrication facilities and other businesses are established in Taiwan. We also expect demand for experienced personnel in other locations to increase significantly as our competitors establish and expand their operations. Some of our competitors are willing to offer better compensation than what we do to our executives, engineers and other employees. We do not have long-term employment contracts with any of our employees. If we were unable to retain our existing personnel or attract, assimilate and recruit new experienced personnel in the future, it could seriously disrupt our operations and delay or restrict the growth of our business.

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

We are required to comply with the R.O.C. and the U.S. securities laws and regulations in connection with internal controls. As a public company in the United States, our management is required to assess the effectiveness of our internal control over financial reporting using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or the COSO criteria, as required by Section 404 of the Sarbanes-Oxley Act of 2002. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may decline to issue an opinion as to the effectiveness of our internal control over financial reporting, or may issue a report that is qualified or adverse. During the course of the evaluation of internal control over financial reporting, we or our independent registered public accounting firm may identify control deficiencies that we may not be able to remediate prior to the date of our first assessment of internal control over financial reporting. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements or prevent fraud, which in turn could harm our business and negatively impact the trading price of our securities.

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

We may decide to make strategic acquisitions of other companies, assets or businesses and such acquisitions may introduce significant risks and uncertainties, including risks related to integrating the acquired assets or businesses.

In order to position ourselves to take advantage of growth opportunities, we have made, and may continue to make, certain strategic acquisitions, mergers and alliances that involve significant risks and uncertainties. Even if we have identified a suitable target or partner for a strategic transaction, there is no guarantee that we will be able to negotiate a successful agreement at pricing favorable to us or to consummate the transaction in a timely manner, or at all.  Furthermore, we may incur significant costs in pursuing such strategic transaction and invest in a substantial amount of time and effort without a guarantee that such transaction will be completed. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require efficient integration and aligning of product offerings and manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. Furthermore, there is no guarantee that we will be able to identify a viable target for strategic acquisition, and we may incur significant costs and resources in such effort that may not result in a successful acquisition. In addition, we may also issue equity securities to pay for future acquisitions or alliances, which could be dilutive to existing shareholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could impose restrictions on our business operations and harm our operating results.

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

In October 2019, we closed a transaction to acquire Fujitsu’s interest in Mie Fujitsu Semiconductor Limited, or MIFS. Upon the closure of such transaction, MIFS was later renamed United Semiconductor Japan Corporation LTD., or USJC, and became one of our wholly-owned subsidiaries. There is a large number of processes, policies, procedures, operations, technologies and systems at USJC and UMC that must be integrated, including accounting and finance, payroll, revenue management, commercial operations, risk management and employee benefits. We expect to incur significant expenses and costs to complete the integration process which may adversely affect our financial performance. The integration of newly acquired businesses will also require a significant amount of time and attention from management. Moreover, even if we were able to fully integrate the business operations of USJC successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from this integration or that these benefits will be achieved within a reasonable period of time. Delays in integrating USJC, which could be caused by factors outside of our control, could adversely affect the intended benefits of our business, financial results, financial condition and stock price. In addition, the acquisition may subject us to additional operational and financial risks, including the following:

•	uncertainties in the business relationships with our collaborators and suppliers;
•	loss of customers and uncertainties with continuation of customer relationships previously held by MIFS;
•	additional capital expenditures required to upgrade and operate the new fab;
•	additional costs relating to compliance with rules and regulations in Japan;
•	failure to achieve appropriate manufacturing yields or products to meet our or our customers’ specifications;
•	problems in ramping production and installing new equipment; and
•	loss of employees or labor issue.

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

•construction delays during expansions of our clean rooms and other facilities;

•difficulties in upgrading or expanding existing facilities;

•manufacturing execution system or automatic transportation system failure;

•unexpected breakdowns in our manufacturing equipment and/or related facilities;

•changing or upgrading our process technologies;

•raw materials shortages and impurities; and

•delays in delivery and shortages of spare parts and in maintenance for our equipment and tools.

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

We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of their products. For example, in 2018, 2019 and 2020, we purchased a majority of our silicon wafers from four makers, Shin-Etsu Handotai Corporation, or Shin-Etsu, GlobalWafers, Siltronic and Sumco Group (including Sumco Corporation and Formosa Sumco Technology Corporation). We may have long-term contracts with most of our suppliers if necessary. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.

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

Most of our assets and many of our customers and suppliers are located in certain parts of Taiwan. Our operations and the operations of our customers and suppliers are vulnerable to earthquakes, floods, droughts, power losses and similar events that affect the locations of our operations. The occurrence of any of these events could interrupt our services and cause severe damages to wafers in process, or cause significant business disruptions. For example, given the prolonged period in the lack of rainfall particularly acute in southern Taiwan which may impact our manufacturing capacity and may cause us to lose important customers, therefore may have a potentially adverse and material impact on our operational and financial performance. Besides the potential risks that may be caused by water shortage, in early 2016, we experienced a severe earthquake which adversely affected our wafer manufacturing operations at our 300mm Fab 12A in Taiwan. Although we had adopted practices in compliance with ISO 22301 business continuity standards which ensured the safety of our employees and minimized supply disruptions resulting from the earthquake and we recovered partially the losses resulting for this earthquake from our insurance policy, there is no guarantee that our business continuity practices will always be effective. There is also no guarantee that any future damages or business loss from severe natural disasters will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient. Furthermore, the cost of insurance policies may increase in the future that will make it more expensive for us to obtain and maintain adequate insurance policies. In addition, our manufacturing facilities have occasionally experienced insufficient power supplies, and our operations have been disrupted.

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

There is increasing concern that climate change is occurring and may have dramatic effects on human activity without aggressive remediation steps. A modest change in temperature would result in increased coastal flooding, changing precipitation patterns and increasing risk of extinction for the world’s species. Public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs, which raised stakeholder’s concern and caused several international standards and questionnaires being revised to request enterprises disclosing their climate-related risks and financial impacts. Consequently, our climate change risk assessment tool was developed and related departments participated in the identification work. Adaptation and mitigation measures are developed in response to the identified climate change risk.

We have a state-of-the-art 12-inch wafer fab in Singapore. The Singapore government introduced a carbon tax from 2019 onwards, making it the first country in Southeast Asia to promote this measure. In Taiwan, there is a plan to modify the Greenhouse Gas Reduction and Management Act that the collection of carbon tax/carbon fee may also be implemented in Taiwan; however, the current policy is not yet clear. There are additional regulations under the Greenhouse Gas Reduction and Management Act and a revised Renewable Energy Development Act that imposes fines for greenhouse gas GHG emissions exceeding the total controlled amount, and either mandatory green electricity certification purchase or payment for inadequate proportion of green electricity use. We have transformed the carbon emissions into potential carbon costs based on the analysis of the carbon risk scenarios of each fab, and have actively carried out a phased greenhouse gas reduction plan. The measures for the use of clean energy include the reduction of raw materials, setting of high-efficiency greenhouse gas breakdown equipment, etc., and building solar energy systems. We take an aggressive stance in reducing the impact of carbon emissions and taxes, enhancing its operational competitive advantage.

As electricity use increases across Taiwan Science Parks, the local government has continued to encourage companies to utilize renewable energy resources. Government authorities have enacted regulations requiring Taiwan R.O.C. companies with significant energy consumption requirements, such as UMC, to derive 10% of the capacity under contract from renewable energy by 2025, but companies that make commitment to achieve renewable energy goals earlier are permitted to comply with a lower threshold of requirement. UMC plans to achieve required commitment in contracted renewable energy capacity requirements by 2023, two years before the 2025 mandate, therefore UMC will be required to derive 8% of its capacity under contract from renewable energy resources under such regulations. To fulfill this mandate, companies including UMC must develop and implement renewable energy solutions such as installing solar-powered resources or outsourcing from renewable energy vendors. As a result, we anticipate in the next few years that the adoption of higher renewable power resources will result in an increase in purchases of renewable energy consumption, which will impact UMC’s financial conditions and results of operations.

If the we experience unforeseen interruptions in renewable generators (or back up power generators) or issues arising from renewable energy, especially during peak power consumption periods, the power supply for our manufacturing facility may be disrupted, which could adversely affect our business operation, financial conditions and results of operations.

Disruptions in the international trading environment may seriously decrease our international sales.

A substantial portion of our operating revenues is derived from sales to customers located in countries other than the countries where our fabs are located. We operated fabs in Taiwan, Singapore, China and Japan. For the years ended December 31, 2018, 2019 and 2020, we generated approximately 35.0%, 27.9% and 27.0% of our operating revenues, respectively, from countries other than those where our fabs are located. We expect sales to customers from countries outside of Taiwan, Singapore, China and Japan will continue to represent a significant portion of our operating revenues. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tariff, tax laws, import duties, export control and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

These disruptions in the international trading environment affect the demand for our manufacturing services and change the terms upon which we provide our manufacturing services overseas, which could seriously decrease our international sales.

Political, Economic, Regulatory and Legal Risks

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

Our business operations and financial conditions may be affected by governmental legal proceedings and related litigation.

In November 2018, the Department of Justice of the United States, or DOJ, unsealed an indictment against UMC, Fujian Jinhua Integrated Circuit Co., Ltd. or Jinhua, and three individuals, including one current employee and two former employees of UMC, alleging that UMC and others conspired to steal trade secrets of Micron, and used that information to develop technology that was subsequently transferred to Jinhua. DOJ also filed a civil complaint enjoining the aforementioned defendants from exporting to the U.S. any products containing DRAM manufactured by us or Jinhua and preventing the defendants from transferring the trade secrets to anyone else. In October 2020, DOJ and UMC entered into a plea agreement for the above-mentioned proceeding, pursuant to which DOJ agreed to dismiss the original indictment and a related civil case against UMC, and in exchange UMC agreed to pay a fine in the amount of $60 million. The Plea Agreement also provides that UMC will cooperate with DOJ and will be subject to a three-year term of non-supervised probation. As a result of such DOJ legal proceeding, in September 2019, a shareholder securities class action law suit was filed in the United States District Court Southern District of New York against us and certain of our senior officials on the count of violation of Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In addition, we continue to be involved in certain civil trade secret litigations in Taiwan and U.S. arising from the dispute with Micron.

As a result of the legal proceeding at DOJ and the shareholder litigation, we have incurred significant costs to defend and respond to these actions, including substantial legal fees, which has adversely affected our results of operations. In addition, we expect to continue to incur significant cost to defend ongoing litigation and government proceedings, and outcome of which is uncertain. We may also incur addition costs and expenses to implement additional compliance programs or other measures to mitigate and eliminate risk of similar disputes and litigation.

Our business depends on the support of the R.O.C. government and other government authorities in countries and regions where we operate, and a decrease in these supports may reduce our net income.

We, like many R.O.C. technology companies, have benefited from substantial tax incentives provided by the R.O.C. government and other government authorities in countries and regions where we operate under various different tax incentive programs, which are subject to the review and approval by the relevant tax authorities on the case by case basis. Although we will make our best efforts to meet the requirements under different incentive schemes and make the relevant applications, we cannot assure you that the tax authorities will grant the approval as we apply. Our application may be denied for reasons outside of our control, including changes in tax incentive regulations and criteria for qualifications. Additionally, the tax incentives granted, taken as a whole, may not be as favorable to us as those currently in effect.  If any of the above occurs, our net income may decrease.

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

Some of the above-mentioned tax incentives maybe subject to the investment milestone and comply with the terms and conditions set forth in the agreements with the government. Failure to fulfill the investment milestone or the terms and conditions would result in termination or revocation of the incentives. The local authority may have the rights to revoke these incentive rewards even if the company received tax benefits that it had enjoyed during the applicable period by the applicable tax laws or regulations.

Compliance with U.S. Conflict Minerals Law may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost.

We are subject to U.S. disclosure rules on conflict minerals adopted by the SEC, pursuant to which we are required to conduct due diligence of our supply chain and file an annual report to disclose whether conflict minerals utilized by us originated in the Democratic Republic of the Congo (DRC) or an adjoining country. We have filed the conflict mineral disclosure report every year since 2014 in order to comply with such rules, we will continue to verify the relevant information with our vendors and suppliers and file the required report but we cannot assure you that we will be able to collect all the information required to comply with such regulations. If we are not able to confirm such information with vendors, or if we discover that some vendors are sourcing conflict minerals from prohibited countries, we may decide or be required to discontinue our relationship with such vendors, which may negatively impact our ability to obtain adequate supplies of materials needed for the manufacturing of our products and services. The failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business.

Similarly, many jurisdictions have promulgated regulations with the intention to deter human rights violations within supply chains. Possible violation by our suppliers may not be known to us and is beyond our control. While we believe our suppliers comply with applicable human rights requirements, there can be no guarantee that they will continue to do so, or that we will be able to obtain the necessary information on their activities to comply with whatever future requirements may be enacted.

Cyberattacks and data security breaches may adversely affect our operations and damage our reputation.

Our business and operations depend upon reliable and uninterrupted information technology services, including the integrity of our web-based and electronic customer service systems. Although we have implemented what we believe are reasonable precautions to prevent accidental and/or malicious disruption of these services, there can be no assurance that our preventive measures will preclude failure of the information technology, web-based and electronic customer service systems upon which our business depends. Our systems might also be damaged by natural or man-made events or by computer viruses, physical or electronics break-ins, cyber-attacks and similar disruptions affecting the global Internet. Disruption of these systems could adversely affect our ability to operate our business and to serve our customers, thereby negatively affecting our financial performance.

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

In addition, because we have a global operation, we may be subject to intellectual property disputes and litigation in foreign jurisdictions with divergent laws and practices, which will make it more costly and time consuming for us to initiate or defend such litigations. Furthermore, if we are engaged in a high profile intellectual property dispute or litigation in foreign countries with stringent national security regulations, such as the U.S., we may be subject to heightened scrutiny by government agencies in such countries, which may lead to adverse actions taken by such government agencies. See risk factor entitled “Our business operations may be affected by government legal proceedings and related litigation.”

Any intellectual property claim or litigation could harm our business, results of operations, financial condition and prospects.

Geopolitical and economic conflicts between the United States and China may adversely affect our business

Geopolitical conflicts and tensions between the United States and China have threatened and destabilized trading relationships and economic activities between the two countries. Because we have operations in both countries, such conflicts and tensions may negatively impact our business. At various times during recent years, the United States and China have had disagreements over political and economic issues, including but not limited to, the recent imposition of tariffs by the U.S. on goods imported from China and to the U.S. government's efforts to restrict transfer and sharing of technologies, including semiconductor technologies, between the two countries. In addition, the U.S. government may enact new and more restrictive export control regulations that may reduce our ability to ship and sell products to certain customers in China and Asia and increase our cost to implement additional measures to comply with such new regulations. In addition, disagreements between the United States and China with respect to their political, military or economic policies toward Taiwan may contribute to further controversies. These controversies and trade frictions could have a material adverse effect on our business by, among other things, making it more difficult for us to coordinate our operations between the United States and China, causing a reduction in the demand for our products by customers in the United States or China and reducing our profitability due to increasing cost of compliance.

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

Moreover, holders of the ADSs do not have individual rights to propose any matter for stockholders’ votes at our stockholders’ meetings. However, holders of at least 51% of the ADSs outstanding at the relevant record date may request the depositary to submit to us one proposal per year for consideration at our annual ordinary stockholders’ meeting, provided that such proposal meets certain submission criteria and limitations, including the language and the length of the proposal, the time of submission, the required certification or undertakings, and the attendance at the annual ordinary stockholders’ meeting. However, if the proposal submitted by the depositary does not qualify, we have no obligation to allow the depositary to modify such proposal.

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

We may from time to time distribute rights to our stockholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended (the “Securities Act”), or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

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

We do not believe that we were a passive foreign investment company, or PFIC, for 2020 and we do not expect to become one in the future, although there can be no assurance in this regard. Characterization as a PFIC could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.

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

Our legal and commercial name is United Microelectronics Corporation, commonly known as “UMC”. We were incorporated under the R.O.C. Company Law as a company limited by shares in May 1980 and our common shares are listed on the Taiwan Stock Exchange since 1985. Our principal executive office is located at No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, and our telephone number is 886-3-578-2258. Our Internet website address is www.umc.com. The information on our website does not form part of this Annual Report. Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. In 2020, we were ranked among the top 5% of companies for a fifth consecutive year in the Corporate Governance Evaluation conducted by the Taiwan Stock Exchange and Taipei Exchange. The assessment was conducted across over 1,400 public companies in Taiwan.

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication devices, consumer electronics, computer, and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. The following table presented the percentages of our wafer sales by application for the years ended December 31, 2018, 2019 and 2020.

	Years Ended December 31,
Application	2018	2019	2020
	%	%	%
Communication	45.2	52.2	52.1
Consumer	28.6	26.4	24.3
Computer	16.3	13.6	13.9
Others	9.9	7.8	9.7
Total	100.0	100.0	100.0

We focus on the development of leading manufacturing process technologies designed for mass production. We were among the first in the foundry industry to enter into commercial operation with such advanced capabilities as producing integrated circuits with line widths of 0.25, 0.18, 0.15, 0.13 micron and 90, 65/55, 45/40, 28, 22 and 14 nanometer. The arrival of 5G technologies have increased the penetration rate in smartphones, wearables, and other devices associated with the Internet of Things which will spur a new wave of semiconductor related applications driving long term silicon content and wafer demand. More powerful semiconductors are required to drive multimedia functions (e.g., processing visual data) and to resolve network bandwidth issues. At the same time, the trend towards portable personal electronic devices have resulted in products that are becoming physically smaller and consuming less power. Process technology must also have the ability to shrink form factors of products aggressively to cater to this trend. Such technology must demonstrate the ability to integrate multiple functions, reduce the size of components needed for operation and lower IC power consumption. Dedicated semiconductor foundries need to achieve this process improvement and at the same time develop multiple process technologies to satisfy varying needs of communication, consumer and computer products. We believe our proprietary process technologies will enable us to continue to offer our customers significant performance benefits for their products, faster time-to-market production, cost savings and other competitive advantages.

We provide high quality service based on our performance. In today’s marketplace, we believe it is important to make available not only the most effective and flexible processes, but also the best solutions to enable customers to design integrated circuits capable of incorporating entire systems on a chip. Through these efforts, we intend to be the foundry solution for SoC customer needs. To achieve this goal, we believe it is necessary to timely develop and offer the IP and design support that customers need to ensure their specific design blocks function seamlessly with the other design blocks of the integrated circuit system in the manner intended. Accordingly, we have a dedicated IP and design support team that focuses on timely development of IP and processes specifically designed for our customers in order to ensure products that operate and perform as intended. Our design service team actively cooperates with our customers and vendors to identify, early in the product/market cycle, the offerings needed to ensure that our coordinated offerings are available in a streamlined and easy-to-use manner. This ensures the timely delivery of service offerings from the earliest time in the customer design cycle, resulting in a shorter time-to-volume production. We also provide our customers with real-time online access to production data and specifications, resulting in superior communication and efficiency. We further address our customers’ needs using our advanced technology and proven methodology to achieve fast cycle time, high yield, production flexibility and close customer communication. For example, we select and configure our clean rooms and equipment and develop our processes to maximize the flexibility in meeting and adapting to rapidly changing customer and industry needs. As a result, we believe that our cycle time, or the period from customer order to wafer delivery, and our responsiveness to customer request changes are among the fastest in the dedicated foundry industry. We believe our leading technology and high volume capability is a major competitive advantage.

Our technology and service have attracted two principal types of foundry industry customers: fabless design companies and integrated device manufacturers. Fabless design companies design, develop and distribute proprietary semiconductor products but do not maintain internal manufacturing capacity. Instead, these companies depend on third party manufacturing sources. Integrated device manufacturers, in contrast, generally have integrated internally some or all functions—manufacturing as well as design, development, sales and distribution.

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel Mobile, plus leading fabless design companies, such as MediaTek, Realtek, Qualcomm and Novatek. In 2020, our company’s top ten customers accounted for 53.7% of our operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

On August 29, 2014, we and Fujitsu Semiconductor Limited, or Fujitsu, announced an agreement where we invested ¥5 billion as an initial investment and received approximately 9.3% of the issued and outstanding share capital to become a minority shareholder of a newly formed subsidiary of Fujitsu named Mie Fujitsu Semiconductor Limited, or MIFS, which will operate a 300mm wafer manufacturing facility located in Kuwana, Mie, Japan. On December 16, 2015, our board further approved the acquisition of additional newly issued shares of MIFS with an aggregate investment amount of NT$1.36 billion, which increased our ownership interest in MIFS to approximately 15.9%. Through this relationship with us, MIFS was able to expand its business globally as a pure-play foundry company by strengthening its production and development capacity in a cost competitive manner. On June 29, 2018, our board approved the acquisition of the remaining 84.1% in MIFS from Fujitsu and the transaction was completed on October 1, 2019 at a consideration of JPY¥54.4 billion. Upon completion of the transaction, MIFS became one of our wholly-owned subsidiaries and was renamed “United Semiconductor Japan Corporation”, or USJC. We believe the acquisition of USJC aligns with our growth strategy which prioritizes on differentiating process technologies to fulfill the growing market demand across logic and specialty markets, and the acquisition provided us with an enhanced capability to gain market share in key geographical areas, including Japan. Currently, the 300mm fab based in Japan provides a capacity of approximately 33,000 per month, specializing in the manufacturing of 90nm, 65nm and 40nm products.

In 2014, we established United Semiconductor (Xiamen) Co., Ltd., or USCXM, based in Xiamen, Fujian Province, China that focuses on 12-inch wafer foundry services. USCXM manufactures 12-inch wafers and offer 28 nanometer, 40 nanometer and 55 nanometer process technologies. We obtained the initial investment approval from the R.O.C. government on December 31, 2014 with US$300 million invested by HJ (Hejian Technology Suzhou) and US$450 million by UMC. The initial groundbreaking event of USCXM took place in March 2015 and the grand opening ceremony took place in November 2016. In November 2017, we obtained approval from the R.O.C. government for a US$600 million capital investment in USCXM which was completed in September 2018. USCXM successfully commenced commercial mass production by the end of 2016 and has carried out production on both 40nm and 28nm technology nodes in 2017. On February 11, 2020, our subsidiary HeJian Technology’s board of directors approved an investment of US$500 million in USCXM over the next few years. Accordingly, in October 2020, HeJian Technology invested RMB¥1 billion (US$160 million) in USCXM. Our participation in USCXM complies with R.O.C. rules and regulations and will be subject to the review and approval by the relevant R.O.C. authorities.

On December 24, 2014, we transferred our 6-inch fabrication plant, or Fab 6A, including machinery equipment and building facilities to our subsidiary, Wavetek Microelectronics Corporation, or Wavetek, in order to further satisfy customer needs in the fast growing GaAs market and to improve the 6-inch fabrication operational efficiency among our group by fully utilizing the existing assets and resources. In April 2015, Wavetek had successfully entered into the silicon-based CMOS foundry business after it had fully acquired our 6-inch Fab 6A fixed assets and production lines. As of March 31, 2021, we held approximately 81.27% of issued and outstanding equity of Wavetek, making us its largest shareholder.

On December 31, 2018, we acquired the remaining equity interest in Best Elite International Limited, a British Virgin Islands corporation, or Best Elite, and our cumulative ownership in Best Elite became 100% as a result. Best Elite is a holding company that has 100% ownership of HeJian Technology.

Please refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a discussion of our capital expenditures in the past three years and the plan for the current year.

On April 25, 2018, to further integrate the resources pursuant to our investment strategy, our board and the board of our subsidiaries, Fortune Venture Capital Corp. or FORTUNE, and UMC New Business Investment Corp., or NBI, approved an organizational restructure plan, under which NBI will be merged into FORTUNE. FORTUNE is the surviving company and assumes all the assets and liabilities from NBI when the merger became effective on July 1, 2018.

On October 30, 2019, FORTUNE made a one-time private placement investment in Taiwan Semiconductor Company by paying a consideration of approximately NT$300 million for the purchase of 6,741,000 shares in Taiwan Semiconductor Company at a unit price of NT$44.50.

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

Operate as a Customer-Driven Foundry. We plan to operate as a customer-driven foundry. The increasing complexity of 40 nanometer, 28 nanometer, and more advanced technologies has impacted the entire chip industry, as ICs can now be designed with greater gate density and higher performance while incorporating the functions of an entire system on a chip. These advanced designs have created a new proliferating market of advanced digital devices such as smart phones, tablets and notebooks, which have decreased in size but greatly increased in functionality. We collaborate closely with our customers as well as partners throughout the entire supply chain, including equipment, electronic design automation tool and IP vendors to work synergistically toward each customer’s SoC solution. We also possess experience and know-how in system design and architecture to integrate customer designs with advanced process technologies and IP. We believe the result is a higher rate of first-pass silicon success for our SoC solutions. Our customer-driven foundry solutions begin with a common logic-based platform, where designers can choose the process technologies and transistor options that best fit their specific application. From there, technologies such as radio frequency complementary metal-oxide-semiconductor, or RF CMOS, and embedded Flash memories can be used to further fine-tune the process for customers’ individual needs. Furthermore, as IP has become critical resources for SoCs, our portfolio includes basic design building blocks as well as more complex IP of optimized portability and cost, developed both internally and by third-party partners. With advanced technology, a broad IP portfolio, system knowledge and advanced 300-millimeter manufacturing, we offer comprehensive solutions that help customers deliver successful results in a timely fashion.

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

Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies. We believe that maintaining and enhancing our leadership in mass-producible semiconductor manufacturing technology is critical to attract and retain customers. Our reputation for technological excellence has attracted both established and emerging leaders in semiconductor industries who work closely with us on technology development. In addition, we believe our superior processing expertise has enabled us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue enhancing capital expenditures in research and development and building internal research and development expertise, to focus on process development and to establish alliances with leading and specialty semiconductor companies to accelerate access to next-generation and specialized technologies. Our continuous technology development efforts and capital investment have allowed us to acquire new customers and opportunities, which enabled us to increase our sales and revenue since 2015. We believe our progress in developing more advanced process technologies has benefited our customers in the fields of computers, communications, consumer electronics and others with special preferences in certain aspects of the products, such as the ultimate performance, density and power consumption.

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

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2020.

	Wavetek	Fab 8A	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 8N	Fab 12A	Fab 12i	Fab 12X	Fab 12M
Commencement of volume production	1989	1995	1998	2000	1998	2000	2000	2003	2002	2004	2016	2005
Estimated full capacity (1)(2)	31,000	66,900	37,700	31,000	37,500	40,500	31,100	76,500	87,100	53,207	19,000	32,600
	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month
Wafer size	6-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	12-inch	12-inch	12-inch	12-inch
	(150mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(300mm)	(300mm)	(300mm)	(300mm)

(1)	Measured in stated wafer size.

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

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 8A, 3, 5 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	43,130 / 83,699	8-inch wafer production	Leased (expires in December 2033)	Owned
Fab 8C & Fab 8D, 6, 8 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	33,784/100,609	8-inch wafer production	Leased (expires in December 2033)	Owned
Fab 8E, 17 Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	35,779 / 76,315	8-inch wafer production	Leased (expires in February 2036)	Owned
Fab 8F, 3 Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	23,774 / 65,736	8-inch wafer production	Leased (expires in February 2038)	Owned
Fab 8S, 16 Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30077, R.O.C.	20,365 / 65,614	8-inch wafer production	Leased (expires in December 2023)	Owned
Fab 8N, 333, Xinghua St., Suzhou Industrial Park, Suzhou, Jiangsu Province 215025, PRC	215,621 /100,908	8-inch wafer production	Leased (expires in December 2052)	Owned
Fab 12A, 18, 20 Nan-Ke 2nd Rd., & 57, Nan-ke 3rd Rd., Tainan Science Park, Sinshih Tainan, Taiwan 74147, R.O.C.	243,250 / 633,904	12-inch wafer production	Leased (expires in November 2034)	Owned
Fab 12i, 3 Pasir Ris Drive 12 Singapore 519528	86,007 / 146,438	12-inch wafer production	Leased (expires in March 2031)	Owned
Fab 12X, 899 Wan Jia Chun Road, Xiang’an District, Xiamen, PRC	254,698 / 348,537	12-inch wafer production	Leased (expires in January 2065)	Owned
Fab 12M, 2000, Mizono, Tado-cho, Kuwana, Mie, 511-0118, Japan	307,293 / 151,753	12-inch wafer production	Owned	Owned
United Tower, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	8,985 / 85,224	Administration office	Leased (expires in December 2033)	Owned
Neihu Rd. office, 8F, 68. Sec. 1, Neihu Rd., Taipei, Taiwan 11493, R.O.C.	626 / 4,817	Administration office	Owned	Owned
Testing Building, 1, Chin-Shan, 7th St., Hsinchu, Taiwan 30080, R.O.C.	10,762 /41,318	Leased to several companies	Owned	Owned
R&D Building, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	42,000 / 47,396	Research and development	Leased (expires in December 2023)	Owned

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Wavetek, 10, Chuangxin 1st Rd., Hsinchu Science Park, Baoshan Township, Hsinchu, Taiwan 30076, R.O.C.	27,898 / 34,609	6-inch wafer production	Leased (expires in December 2034)	Owned

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

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab in 2020, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2018, 2019 and 2020:

		Year Ended December 31, 2020 Range of	Years Ended December 31,
	Years of	Process	2018	2019	2020
	Commencement of Operation	Technologies (in microns)	(in thousands of 8-inch wafer equivalents, except percentages)
Wavetek	1989	3.5 to 0.45	223	208	209
Fab 8A	1995	0.5 to 0.25	825	825	802
Fab 8C	1998	0.35 to 0.11	383	436	452
Fab 8D	2000	0.13 to 0.09	347	359	371
Fab 8E	1998	0.5 to 0.15	418	426	449
Fab 8F	2000	0.18 to 0.11	431	434	485
Fab 8S	2000	0.18 to 0.11	372	372	373
Fab 8N	2003	0.5 to 0.11	771	831	917
Fab 12A	2002	0.13 to 0.014	2,243	2,243	2,348
Fab 12i	2004	0.13 to 0.040	1,248	1,338	1,414
Fab 12X	2016	0.040 to 0.028	413	457	489
Fab 12M	2005	0.090 to 0.040	—	220	879
Total estimated capacity	—	—	7,673	8,148	9,188
Total output (actual)	—	—	7,143	7,227	8,902
Average capacity utilization	—	—	93.1%	88.7%	96.9%

Capacity and Utilization

The fabs in Taiwan that we own directly are named Wavetek, Fab 8A, Fab 8C, Fab 8D, Fab 8E, Fab 8F, Fab 8S and Fab 12A. All of them are located in the Hsinchu Science Park except for Fab 12A located in the Tainan Science Park. The fab in Singapore is named Fab 12i. The fabs in China are named Fab 8N and Fab 12X, located in Suzhou and Xiamen, respectively. The fab in Japan is named Fab 12M located in Mie.

Our average capacity utilization rate was 93.1% in 2018, 88.7% in 2019 and 96.9% in 2020.

Equipment

Because the performance and productivity of our manufacturing capability depends substantially on the quality of our capital equipment, we generally purchase equipment that not only meet the demand of our existing process technology, but also have the capability to be upgraded to match our future needs. The principal equipment we use to manufacture semiconductor devices are scanners/steppers, cleaners and track equipment, inspection equipment, etchers, furnaces, wet stations, strippers, implanters, sputters, CVD equipment, probers, testers and so on. We own all of the production equipment except for a few demonstration tools.

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

Raw Materials

Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious sputtering targets. These raw materials are generally available from several suppliers. Our policy with respect to raw material purchases, similar to that for equipment purchases, is to select only a small number of qualified vendors who have demonstrated quality and reliability on delivery time of the raw materials. We may have long-term supply contracts with our vendors if necessary.

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

Our Quality Assurance Division and Reliability Technology and Assurance Division collaborate to provide quality and reliability performance to customers. With our wafer processing quality and reliability conformance monitoring program, we monitor the product quality and reliability at various stages of the entire manufacturing process before shipment to customers.

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

Services and Products

We primarily engage in wafer fabrication for foundry customers. To optimize fabrication services for our customers, we work closely with them as they finalize circuit design and contract for the preparation of masks to be used in the manufacturing process. We also offer our customers turnkey solutions by providing subcontracted assembly and test services. We believe that this ability to deliver a variety of foundry services in addition to wafer fabrication enables us to accommodate the needs of a full array of integrated device manufacturers, system companies and fabless design customers with different in-house capabilities.

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

Assembly and Testing. We offer our customers turnkey solutions by providing the option to purchase finished semiconductor products that have been assembled and tested. We outsource assembly and test services to leading assembly and test service providers, including Siliconware Precision Industries Co., Ltd., or Siliconware, and Advanced Semiconductor Engineering Inc. in Taiwan. After final testing, the semiconductors are shipped to our customers’ designated locations.

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel Mobile, plus leading fabless design companies, such as MediaTek, Realtek, Qualcomm and Novatek. Although we are not dependent on any single customer, a significant portion of our operating revenues has been generated from sales to a few customers. Our top ten customers accounted for approximately 53.7% of our operating revenues in 2020.

Set forth below is a geographic breakdown of our operating revenues in 2018, 2019 and 2020 by the location of our customers.

	Years Ended December 31,
Region	2018	2019	2020
	%	%	%
Taiwan	36.4	36.4	36.8
Singapore	16.4	16.2	14.7
China (including Hong Kong)	12.2	12.9	12.8
Japan	3.9	6.6	8.7
USA	15.6	13.5	13.9
Europe	8.3	4.7	3.6
Others	7.2	9.7	9.5
Total	100.0	100.0	100.0

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. As an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. The following table presented the percentages of our wafer sales by types of customers for the years ended December 31, 2018, 2019 and 2020.

	Years Ended December 31,
Customer Type	2018	2019	2020
	%	%	%
Fabless design companies	92.4	91.3	87.8
Integrated device manufacturers	7.6	8.7	12.2
Total	100.0	100.0	100.0

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

We also have system-to-system connecting services to provide direct data exchange between our system and our customers’ systems. These services, which include our “UMC Design View Room Cloud Service”, facilitate our design collaborations with our customers to help reduce the cost of chip designs and reduce the time to market. In order to continue to improve our information security management, our Information Technology Division received the certification of ISO/IEC 27001:2005 in 2008 and renewed ISO/IEC 27001:2013 in 2015.

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

Information Security Risk Management

We have information security risks and have taken the mitigating measures as described below:

(1) Risk Management Organization

We have established an Enterprise Risk Management Committee to coordinate with key internal departments for risk management and control, jointly reviewing and managing internal and external risks of the company. In addition, we established the “Corporate Security Division” in 2018, which is responsible for our information security and physical security planning and related audit matters, and work together with our Information Technology Division to further strengthen information security.

(2) Information Security Policy (Internal Control and Protocol)

Our information security policy is based on the guiding principle: “To establish Information Security Management rules in accordance to customer’s requirement, to reach a consensus that information security is everyone’s responsibility through full awareness, to protect information Confidentiality, Integrity, Availability for the Company and Customer, and to provide safe production environment to ensure sustainable operation of the Company’s business.” Our major information security objectives are aimed at antivirus, anti-intrusion and anti-leakage through the building of multiple internal controls such as firewall, intrusion detection and antivirus systems to enhance ’our ability to defend against external attacks. Also, through regular educational and training programs, security operation/awareness is embedded and seamlessly integrated into every employee’s daily work.

(3) Establish Enterprise Risk Management System

According to the Enterprise Risk Management Committee management procedure, UMC assesses the risk level of information security, takes the appropriate actions and regularly reviews the effectiveness of these actions. The committee regularly reviews the possibility of risk occurrence and the potential change of severity over time to understand and assess the effectiveness of risk management programs and related control operations. We comply with multiple ISO certification standards in the areas of quality, environment, water resources, carbon footprint and green energy. Related information security certification includes ISO15408, ISO22301 and ISO27001.

(4) Assessment of Information Security and Cyber Risks

We place particular emphasis on preventing information security and cyber risks, and have built a comprehensive multi-layer defense mechanism including firewall, intrusion detection, antivirus system, vulnerability scanning, patch management procedure and penetration testing. In 2019, we also leveraged an international professional security company’s resources Where the company followed the National Institute of Standards and Technology , in establishing a corporate information security framework and created corresponding metrics to strengthen information security management including 1. aiming to further improve the detection of irregularities and elevate preventive capabilities including protocols such as Application Whitelisting and Endpoint Detection and Response ,  2. optimize network security area of overall information systems and 3. increase the multi-factor authentication protection for host privileged account login,”

(5) Information Security Management System (ISMS) Verification

Our ADRs have been listed on NYSE since 2000 and we had complied with the Sarbanes-Oxley Act (SOX 404) for internal control over financial reporting processes. We also strengthened our information security process by introducing ISO27001 information security management system certification to reduce security risk and production anomaly that may be caused by human error. Continuous improvement of PDCA is then carried out through annual recertification.

In 2014, a cross-division security committee was established. Based on the need to produce secure products like smart card ICs, we introduced ISO15408 (CC, Common Criteria) certification specifically designed for secure production procedures not only in data receiving, processing and destruction but also higher physical access control request for the purpose of securing entire production line. Continuous improvement of PDCA is then carried out through biennial recertification.

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

In short, new invasive techniques are constantly evolving but past defense achievements do not necessarily mean or guarantee that anomaly breach will not occur in the future. Enterprises must keep pace with the ever-changing and growing information security threat and requires continuous improvement. UMC will uphold to “Customer-orientation, Integrity, Innovation, Accountability, Efficiency” as corporate culture and will fulfill ‘due care/due diligence’ management responsibility to provide customers with a secure production environment to reduce operational risk and reward stockholders with highest investment value as possible.

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

Intellectual Property

Our success depends in part on our ability to obtain patents, licenses and other intellectual property (IP) rights covering our production processes and activities. To that end, we have developed and acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2020, we held 6,295 U.S. patents and 7,696 patents issued outside of the United States.

Our ability to compete also depends on our ability to operate without infringing on the proprietary rights of others. The semiconductor industry is generally characterized by frequent claims and litigation regarding patent and other IP rights. As is the case with many companies in the semiconductor industry, we have from time to time received communications from third parties asserting patents that allegedly cover certain of our technologies and alleging infringement of certain IP rights of others. We expect that we will continue to receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources to the defense of these claims, which could seriously harm our company. See “Item 3. Key Information—D. Risk Factors—Our inability to obtain, preserve and defend IP rights could harm our competitive position.”

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

Research and Development

In 2018, 2019 and 2020, we spent NT$13,025 million, NT$11,860 million and NT$12,896 million (US$459 million), respectively, on research and development, which represented 8.6%, 8.0% and 7.3%, respectively, of our operating revenues of such years. Our research and development efforts mainly focus on delivering comprehensive foundry solutions that consist of the key process technologies encompassing logic as well as specialty manufacturing technologies that address customers’ needs. These resources provide our foundry customers with improved opportunities to develop diverse product lines that supply the global semiconductor market. Our commitment to research and development can be illustrated by our 2020 research and development expenditures, which reached approximately 7.3% of operating revenues.

As of December 31, 2020, we employed 1,626 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

Our Investments

Depending on the market conditions, we intend to gradually reduce our investments through open market trading and other measures available to our company.

The following table sets forth the sales of our investments in 2018:

Investees	Number of shares sold (in millions)	Proceeds from disposal (in NT$ millions)
All-Stars XMI Ltd.	0	471
Motech Industries, Inc.	22	300
Bora Pharmaceuticals Co, Ltd.	2	225
Epic! Creations, Inc.	2	183

The following table sets forth the sales of our investments in 2019:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)
Trilliant Holdings, Inc.	4	279
Dafeng TV Ltd.	2	178
Holtek Semiconductor Inc.	3	168
CTBC Hua Win Money Market Fund	9	100

The following table sets forth the sales of our investments in 2020:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)	(in US$ millions)
Solar Applied Materials Technology Corp.	8	293	10
All-Stars XMI Ltd.	0	255	9
Action Electronics Co., Ltd.	18	241	9
Playnitride Inc.	1	203	7
Excellence Optoelectronics Inc.	5	188	7

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
•

Take the initiative to introduce and develop environmentally friendly technologies and apply them to R&D, procurement, production operations, business facilities, distribution and logistics, products and services to reduce the environmental load at each stage of the life cycle, achieving the goal of green design, production and operation.

•

Pay attention to the development of environmental trends around the world, assess the involved opportunities and risks, properly carry out waste management and make good use of energy/resources, and promote circular economy.

•	Fulfill corporate social responsibility, and cooperate with the government, the public and global business partners in ecological improvement and rehabilitation.
•

Promote environmental education and protection, and improve environmental protection awareness as well as the training of enterprises (employees), subsidiaries (employees), staff from relevant upstream/downstream suppliers, and the general public in order to carry out actions and fulfill their duties.

•

Exercise due diligence to encourage subsidiaries, joint venture partners, mergers and acquisitions, outsourcing partners, suppliers, customers and other key business partners to jointly promote environmental sustainability, and consult with stakeholders on environmental issues to disclose environmental information.

Safety and Health Aspects:

•	Meet or exceed the requirements of industry safety and health laws, aiming for zero disaster. The company is committed to steady development while making safety a priority.
•	Continue to promote safety and health management system and risk improvement processes to achieve and maintain world-class safety/health and risk management performance.
•	Use advanced safety and health technologies as well as risk and disaster rescue techniques to aggressively enhance all safety aspects in a pioneering manner.
•	Implement prevention management and auditing systems to ensure the safety of the work environment and operations, maintaining the physical and mental health of employees.
•

Through communication, consultation and participation in decision-making with staff or their representatives, make it a responsibility for personnel of all levels to exercise influence, eliminate hazard factors, prevent occurrence of accidents and work-related illnesses, and promote effective safety and health interactions through cooperation and sharing.

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

With respect to safety and health management, we realized that lowering the risks in equipment and processes can reduce accidents, but cannot guarantee the safety of all employees. In order to achieve the goal of “zero-accident”, we intend to promote the concept of “safety is my responsibility”. We have educated employees with the concepts of “be aware of your own safety as well as the safety of others” and “safety is everyone’s responsibility, and my personal accountability.”

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

The following list sets forth some of the important awards that we received in environmental protection, safety and health:

•	Selected as a member of Dow Jones Sustainability Indexes for the thirteenth straight year since 2008;
•	Achieved Leadership Status (score level: A-) on CDP’s Water Security Assessment Program (2016-2020)
•	Awarded “Corporate Sustainability Report Award” by Taiwan Institute for Sustainable Energy (2008-2020);
•	Awarded “National Enterprise Environmental Protection Award” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2003-2020);
•	Awarded “The Best Participation of Green Procurement for Enterprises” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2011-2019);
•	Awarded “Green Chemical Application and Innovation Award” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2019-2020); and
•	Awarded “Excellent Occupational Safety and Health Executive Organization of Hsinchu Science Park” by the Science Park Administration (1998-2020).

Climate Change

Our climate change policies announced on April 22, 2010 include: (i) achieving carbon neutral status via carbon management, (ii) becoming a comprehensive low-carbon emissions solution provider, and (iii) leveraging corporate resources to cultivate a low-carbon emissions economy. In order to implement these policies, we set greenhouse gas reduction goals as to various phases. In 2020, we completed resource and energy productivity improvement plan named “Green 2020 project” which reduced the usage of water, energy and waste by 10%, compared to 2015. We also successfully attained the F-GHG emissions reduction goal for 2020, which was a 36% reduction compared to 2010. Currently, we announced our latest “Green 2025” goals to demonstrate our long-term commitment to sustainable environment. The goal is to further reduce the usage of electricity by 15%, the usage of water by 15% and the waste generation by 25% compared to 2015. We will also be more proactive with self-motivated action to reduce F-GHGs emissions. The goal is to further reduce the F-GHG emissions per unit of product by 65% in 2025 compared to 2010. Meanwhile, we also strive to reduce carbon emissions through the following two measures: (1) we continue to implement a greenhouse gas emission reduction plan to assist customers in establishing a low-carbon emissions supply chain, and (2) we continue to enhance our research and development in advanced processes to provide low-power products and reduce carbon emissions at the consumer level.

Since 1999, we have been a pioneer in the foundry industry to implement measures to reduce per-fluorinated compounds, and we completed the replacement of C3F8 with C4F8 in 2011. We have made a significant achievement by reducing F-GHG emissions, which is one of the major greenhouse gas reduction objectives of the World Semiconductor Council. From 2013 to 2014, UMC participated in the Environmental Protection Administration, or the EPA, early reduction project and acquired a carbon reduction allowance of 3.02 million tons. We subsequently executed a contract with Dragon Steel Corporation to trade 2 million tons of carbon emission credits. It was the first trade of carbon emissions credits that was reviewed and recorded by the EPA, indicating a significant milestone in Taiwan’s carbon emission credits trading market. Proceeds derived from the carbon trading transaction was wholly used by us to enforce environmental protection and promote environmental protection measures and to continue contributing towards environmental sustainability. At this stage, our GHG Offset Project has passed the EPA review in 2020, according to Taiwan’s voluntary GHG reduction incentive program to apply for carbon credits. We estimate that we can build ten years of carbon assets totaling more than 2.2 million tons.

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

Climate change will not only bring about negative impacts but also create opportunities simultaneously. Consequently, we have been proactively searching for our own climate related opportunities by considering of market demand for energy-saving and our technique advantages. Our climate change opportunities were identified as green technologies of RF & Power and Logic Related which could reduce the power consumption and carbon emission, and bring double digit percent CAGR (Compound Annual Growth Rate) of revenue in 2023.

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

Our risk control strategy has been implemented in many ways, including strengthening physical protection standards, enhancing emergency response abilities, constructing natural hazard early warning systems, etc., and develop business continuity plan and crisis response exercise to achieve our continuous operation promise. The achievements of 2020 are follows:

•	Updated the loss control guideline in line with international standards
•	Received training from Post Disaster Mitigation & Recovery with international decontamination expert, Belfor.
•	Marsh risk consultant conducted the assessment and reliability of water related systems (UPW, PCW, LSR, WWT, Drain ) & Gas & Chemical Systems.

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

Insurance

We maintain industrial all risk insurance for our buildings, facilities, equipment and inventories as well as third-party properties. The insurance for fabs and their equipment covers losses from physical damage and business interruption up to their respective policy limits except for policy exclusions, including damages and interruptions caused by natural disasters such as earthquake or typhoons. In addition, we purchase directors and officers liability insurance for our board directors and executive officers, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for. We also maintain public liability insurance for losses to third parties arising from our business operations. We believe that our insurance arrangement is adequate to cover all major types of losses relevant to the semiconductor industry practice. However, significant damage to any of our production facilities, whether as a result of fire or other causes, could seriously harm our business and we may not be able to recover all of our losses through insurance policy coverage.

C.	Organizational Structure

The following list shows our corporate structure as of December 31, 2020:

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2020
UMC Group (USA)	U.S.A.	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
TLC Capital Co., Ltd.	Taiwan, R.O.C.	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, R.O.C.	100.00%
UMC Investment (Samoa) Limited	Samoa	100.00%
ECP Vita Pte. Ltd.	Singapore	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
Tera Energy Development Co., Ltd.	Taiwan, R.O.C.	100.00%
United Microchip Corporation	Cayman Islands	100.00%
Wavetek Microelectronics Corporation	Taiwan, R.O.C.	81.40%
Everrich Energy Investment (HK) Limited	China	100.00%
Everrich (Shandong) Energy Co., Ltd.	China	100.00%
Wavetek Microelectronics Investment (Samoa) Limited	Samoa	81.40%
Wavetek Microelectronics Corporation (USA)	U.S.A.	81.40%
Best Elite International Limited	British Virgin Islands	100.00%
Infoshine Technology Limited	British Virgin Islands	100.00%
Oakwood Associates Limited	British Virgin Islands	100.00%
Hejian Technology (Suzhou) Co., Ltd.	China	99.9985%
UnitedDS Semiconductor (Shandong) Co., Ltd.	China	99.9985%
United Semiconductor (Xiamen) Co., Ltd.	China	67.76%
UMC Korea Co., Ltd.	Korea	100.00%
Omni Global Limited	Samoa	100.00%
United Microtechnology Corporation (California)	U.S.A.	100.00%
Sino Paragon Limited	Samoa	100.00%
UMC Technology Japan Co., Ltd.	Japan	100.00%
United Semiconductor Japan Co., Ltd.	Japan	100.00%

D.	Property, Plants and Equipment

Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2020 have been translated into U.S. dollar amounts using US$1.00 = NT$28.08, the foreign exchange rate on December 31, 2020 as released by the Board of Governors of the Federal Reserve System. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs.

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, revenues varied significantly over this period. It can take several years to plan and construct a fab and bring it to operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs or acquiring existing fabs in response to anticipated demand growth for semiconductors. In addition, after commencement of commercial operations, fabs can increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent a proportional growth in demand, this increase in supply often results in semiconductor manufacturing overcapacity, which has led to a sharp decline in semiconductor prices and significant capacity under-utilization. Our average capacity utilization rate was 93.1%, 88.7% and 96.9% for the years ended December 31, 2018, 2019 and 2020, respectively. We believe that our operating results in 2018, 2019 and 2020 continue to reflect the ongoing uncertainty in the global economy.

Pricing

We price our products on either a per die or a per wafer basis, taking into account a variety of factors, including the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we conduct a regular review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed in nature, fluctuations in our products’ average selling price historically have had a substantial impact on our margins. Our average selling price decreased by approximately 2.9% from 2018 to 2019, and declined slightly by 0.5% from 2019 to 2020, which reflects enhancement in overall product mix.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to provide competitive pricing with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2018, 2019 and 2020, approximately 68.6%, 67.5% and 66.4%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate was 93.1%, 88.7% and 96.9% for the years ended December 31, 2018, 2019 and 2020, respectively. Utilization rates were primarily affected by global macroeconomic factors. Other factors affecting utilization rates are efficiency in production facilities, product flow management, the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply, acquisition and disposition of foundry assets, and fire or natural disaster.

Our production capacity is determined based on the capacity ratings of the equipment in the fab, provided by engineers, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance, expected product mix and research and development. Because these factors include subjective elements, our measurement of capacity utilization rates may not be comparable to those of our competitors.

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

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We began our volume production with 65-nanometer and 40-nanometer technologies in 2006 and 2009, respectively. We introduced our 28-nanometer technology to customers in 2011 and started large-scale commercial production in 2014. The development of 22nm process technologies as well as 28nm specialty technologies will look to fulfill new market demand as customers adopt UMC’s latest 12” process solutions. Our 28nm and below technologies contributed approximately 15.2%, 11.3% and 13.6% of our foundry revenue in 2018, 2019 and 2020 respectively.

The table below sets forth a breakdown of percentage of our wafer sales by process technologies in 2018, 2019 and 2020.

	Years Ended December 31,
Process Technologies	2018	2019	2020
	%	%	%
14 nanometers and under	2.6	0.0	0.0
28 nanometers	12.6	11.3	13.6
40 nanometers	25.3	23.1	23.3
65 nanometers	12.5	14.7	17.4
90 nanometers	8.3	13.6	11.5
0.11/0.13 micron	11.6	12.6	11.1
0.15/0.18 micron	13.7	13.1	12.8
0.25/0.35 micron	10.1	8.7	7.8
0.50 micron or higher	3.3	2.9	2.5
Total	100.0	100.0	100.0

Manufacturing Yields

Manufacturing yield per wafer is measured by the number of functional dice on that wafer over the maximum number of dice that can be produced on that wafer. A small portion of our products is priced on a per die basis, and our high manufacturing yields have allowed us to achieve higher margins. In addition, with respect to products that are priced on a per wafer basis, we believe that our ability to deliver high manufacturing yields generally has allowed us to either charge higher prices per wafer or attract higher order volumes, resulting in higher margins.

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

Treasury Share and Repurchase Programs

We have from time to time announced plans, none of which were binding on us, to repurchase up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans. On March 7, 2018, our board of directors resolved to purchase up to 200 million common shares on the Taiwan Stock Exchange at a price between NT$9.85 and NT$21.30 per share during the period from March 8, 2018 to May 7, 2018 for cancellation. On November 5, 2018, our board of directors resolved to purchase up to 300 million common shares on the Taiwan Stock Exchange at a price between NT$7.55 and NT$20.80 per share during the period from November 6, 2018 to January 5, 2019 for cancellation. On April 24, 2019, our board of directors resolved to purchase up to 200 million common shares on the Taiwan Stock Exchange at a price between NT$8.40 and NT$18.10 per share during the period from April 25, 2019 to June 24, 2019 for cancellation. Our board of directors further resolved to repurchase up to 200 million common shares on the Taiwan Stock Exchange during a two-month period from June 8, 2020 to transfer to employees. We repurchased the total of 105 million common shares from June 8, 2020 through August 7, 2020 at a price between NT$11.55 and NT$23.25, with an average price of NT$15.98 per share.

During 2018, 2019 and 2020, we purchased an aggregate of 480 million, 220 million and 105 million, common shares, respectively, and transferred 200 million, nil and 105 million of such common shares that we repurchased under these plans to our employees as employee compensation in 2018, 2019 and 2020, respectively.

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

Where the fair values of the Level 3 financial assets recorded on the balance sheet cannot be derived from active markets, they are determined by the application of an appropriate valuation method which was mainly the market approach. The valuation of these financial assets involves significant judgments such as the selection of comparable companies or equity transaction prices and the application of assumptions such as discounts for lack of marketability, valuation multiples, etc. Changes in assumptions about these factors could affect the reported fair value of the financial assets. Please refer to Note 11 to our audited consolidated financial statements included elsewhere in this Annual Report for more details.

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

For the liability component excluding the derivatives, its fair value is determined based on the effective interest rate applied at that time by the market to instruments of comparable credit status. The liability component is classified as a financial liability measured at amortized cost using the effective interest method before the instrument is converted or settled. For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Its carrying amount is not remeasured in the subsequent accounting periods. If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IFRS 9.

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

Defined benefit costs and the present value of the defined benefit obligation for a pension plan are determined using the projected unit credit method. An actuarial valuation involves making various assumptions, which include the determination of the discount rate, future salary increase rate, mortality rate, etc., and may differ from actual developments in the future. In determining the appropriate discount rate, management considers the interest rates of the government bonds extrapolated from maturity corresponding to the expected duration of the defined benefit obligation. As for the rate of future salary increase, management takes account of past experiences, comparisons within the industry and the geographical region, inflation and the discount rate. Due to the complexity of the actuarial valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. The assumptions used are disclosed in Note 6(15) to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Deferred tax assets are recognized for all carryforward of unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized. The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences. Please refer to Note 6(25) to our audited consolidated financial statements included elsewhere in this Annual Report for more details on unrecognized deferred tax assets.

A.	Operating Results

Operating Revenues

We generate our operating revenues primarily from the manufacture and sales of wafers that are fabricated at our foundries. We also derive a small portion of our operating revenues from wafer probe services that we perform internally as well as mask tooling services and assembly and test services that we subcontract to other companies.

Operating Costs

Our operating costs consist principally of:

•	overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, supplies, utilities and royalties;
•	wafer costs;
•	direct labor costs; and
•	service charges paid to subcontractors for mask tooling, assembly and test services.

Our total depreciation expenses were NT$49,949 million, NT$47,173 million and NT$46,164 million (US$1,644 million) in 2018, 2019 and 2020, respectively.

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

Taxation

The corporate income tax rate in the R.O.C. was previously 17% and is currently 20% starting January 1, 2018 according to the amendments to the Income Tax Act. Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of five years following each such capital increase. In addition, our branch in Singapore enjoys tax exemption for income derived from tax-exempted activities under Singapore’s Income Tax Act and Economic Expansion Incentive (Relief from Income Tax) Act. These tax exemptions resulted in tax savings of approximately NT$433 million, NT$1,716 million and NT$2,383 million (US$85 million) in 2018, 2019 and 2020, respectively. We also benefit from other tax incentives generally available to technology companies in Taiwan, such as tax credits applicable against corporate income tax that range from 10% to 15% of qualified research and development expenditures and 3% to 5% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately NT$913 million, NT$448 million and NT$692 million (US$25 million) in 2018, 2019 and 2020, respectively.

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

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$(1,130) million, NT$230 million and NT$1,691 million (US$60 million) of income tax expenses (benefit) in 2018, 2019 and 2020 respectively. Our effective income tax rate in 2020 was 7.50%.

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our operating revenues for the periods indicated.

	Years Ended December 31,
	2018	2019	2020
	%	%	%
Operating revenues	100.0	100.0	100.0
Operating costs	(84.9)	(85.6)	(77.9)
Gross profit	15.1	14.4	22.1
Operating expenses
Sales and marketing	(2.6)	(2.6)	(2.3)
General and administrative	(3.2)	(3.6)	(3.8)
Research and development	(8.6)	(8.0)	(7.3)
Expected credit impairment gains (losses)	(0.3)	(0.4)	0.2
Subtotal	(14.7)	(14.6)	(13.2)
Net other operating income and expenses	3.4	3.5	3.5
Operating income	3.8	3.3	12.4
Non-operating income and expenses	(2.4)	(0.1)	0.3
Income from continuing operations before income tax	1.4	3.2	12.7
Income tax benefit (expense)	0.7	(0.1)	(0.9)
Net income	2.1	3.1	11.8
Total other comprehensive income, net of tax	0.6	1.9	1.4
Total comprehensive income	2.7	5.0	13.2
Net income attributable to:
Stockholders of the parent	5.1	5.5	12.9
Non-controlling interests	(3.0)	(2.4)	(1.1)
Total comprehensive income attributable to:
Stockholders of the parent	5.7	7.4	14.3
Non-controlling interests	(3.0)	(2.4)	(1.1)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Operating revenues. Operating revenues increased by 19.3% from NT$148,202 million in 2019 to NT$176,821 million (US$6,297 million) in 2020, primarily due to a 24.0% increase in foundry wafer shipment from 7,189 thousand 8-inch equivalent wafers in 2019 to 8,913 thousand 8-inch equivalent wafers in 2020 and increases in other operating revenues, while partially offset by a 4.3% appreciation of the NTD in 2020.

Operating costs. Operating costs increased by 8.6% from NT$126,887 million in 2019 to NT$137,824 million (US$4,908 million) in 2020, primarily due to an increase in shipments in response to customer demand.

Gross profit and gross margin. Gross profit increased from NT$21,315 million in 2019 to NT$38,997 million (US$1,389 million) in 2020. Our gross margin increased from 14.4% in 2019 to 22.1% in 2020, primarily due to the increase in capacity utilization.

Operating income and operating margin. Operating income increased from NT$4,883 million in 2019 to NT$21,931 million (US$781 million) in 2020. Our operating margin increased from 3.3% in 2019 to 12.4% in 2020. The increase in operating margin was largely due to the increase in gross profit. Operating expenses increased by 7.9% from NT$21,614 million in 2019 to NT$23,320 million (US$830 million) in 2020.

Sales and marketing expenses. Our sales and marketing expenses increased by 9.1% from NT$3,808 million in 2019 to NT$4,152 million (US$148 million) in 2020, mainly due to increase of NT$176 million (US$6 million) in personnel expenses and NT$118 million (US$4 million) mask expenses. Our sales and marketing expenses as a percentage of our operating revenues decreased from 2.6% in 2019 to 2.3% in 2020.

General and administrative expenses. Our general and administrative expenses increased by 25.3% from NT$5,319 million in 2019 to NT$6,664 million (US$237 million) in 2020, mainly due to an increase of NT$1,039 million (US$37 million) in personnel expenses. Our general and administrative expenses as a percentage of our operating revenues increased from 3.6% in 2019 to 3.8% in 2020.

Research and development expenses. Our research and development expenses increased by 8.7% from NT$11,860 million in 2019 to NT$12,896 million (US$459 million) in 2020. The increase in research and development expenses was mainly due to increase of NT$515 million (US$18 million) in personnel expenses, NT$187 million (US$7 million) in computer usage expenses and NT$140 million (US$5 million) in other research expenses. Our research and development expenses as a percentage of our operating revenues decreased from 8.0% in 2019 to 7.3% in 2020.

Expected credit impairment gains (losses). Our expected credit impairment (losses) gains increased from NT$(627) million in 2019 to NT$392 million (US$14 million) in 2020. The increase in expected credit impairment gains was mainly due to the reversal of loss allowance on accounts receivable. Our expected credit impairment (losses) gains as a percentage of our operating revenues increased from (0.4)% in 2019 to 0.2% in 2020.

Net other operating income and expenses. Net other operating income increased by 20.7% from NT$5,182 million in 2019 to NT$6,254 million (US$222 million) in 2020, mainly due to a disposal gain on buildings of NT$1,081 million (US$39 million) from new business segment in 2020. Net other operating income and expenses as a percentage of our operating revenues were both 3.5% in 2019 and 2020.

Non-operating income and expenses. Non-operating income and expenses increase by 894.8% from a loss of NT$77 million in 2019 to a gain of NT$612 million (US$22 million) in 2020, mainly due to the increase in share of profit or loss of associates and joint ventures from a gain of NT$115 million in 2019 to a gain of NT$1,300 million (US$46 million) in 2020 and a decrease in finance costs from NT$2,998 million in 2019 to NT$2,073 million (US$74 million) in 2020, partially offset by a decrease in other gains and losses from a gain of NT$1,167 million in 2019 to a gain of NT$49 million (US$2 million) in 2020, mainly due to the US$60 million settlement with the Department of Justice of the United States.

Other comprehensive income (loss), net of tax. Our other comprehensive income, net of tax, decreased from an income of NT$2,778 million in 2019 to an income of NT$2,480 million (US$88 million) in 2020. We attributed this change primarily to an decrease in unrealized gain (loss) from equity instruments investments measured at fair value through other comprehensive income from a gain of NT$5,092 million in 2019 to a gain of NT$4,680 million (US$167 million) in 2020, the decrease in share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss from a gain of NT$857 million in 2019 to a gain of NT$768 million (US$27 million) in 2020, partially offset by the decrease in the loss of exchange differences on translation of foreign operations from a loss of NT$3,263 million in 2019 to a loss of NT$2,882 million (US$103 million) in 2020.

Net income attributable to the stockholders of the parent. Due to the factors described above, our net income increased by 180.3% from NT$8,155 million in 2019 to NT$22,861 million (US$814 million) in 2020.

Total comprehensive income attributable to the stockholders of the parent. Due to the factors described above, our comprehensive income increased by 130.3% from NT$10,948 million in 2019 to NT$25,215 million (US$898 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Operating revenues. Operating revenues decreased by 2.0% from NT$151,253 million in 2018 to NT$148,202 million in 2019, primarily due to decreased other operating revenues, decreased foundry wafer sale, and 2.5% depreciation of the NTD in 2019 from 2018. The decreased foundry wafer sale came from a decline of 2.9% in average selling price from 2018 to 2019, partially offset by a 1.1% increase in foundry wafer shipment from 7,108 thousand 8-inch equivalent wafers in 2018 to 7,189 thousand 8-inch equivalent wafers in 2019.

Operating costs. Operating costs decreased by 1.2% from NT$128,413 million in 2018 to NT$126,887 million in 2019, primarily due to the decreased depreciation expense and other operating costs, which was partially offset by the increased direct material costs.

Gross profit and gross margin. Gross profit decreased from NT$22,840 million in 2018 to NT$21,315 million in 2019. Our gross margin decreased from 15.1% in 2018 to 14.4% in 2019, primarily due to an annual decline of 2.9% in average selling price.

Operating income and operating margin. Operating income decreased from NT$5,680 million in 2018 to NT$4,883 million in 2019. Our operating margin decreased from 3.8% in 2018 to 3.3% in 2019. The decrease in operating margin was largely due to the decrease in gross profit, partially offset by the decrease in operating expenses. Operating expenses decreased by 3.0% from NT$22,277 million in 2018 to NT$21,614 million in 2019.

Sales and marketing expenses. Our sales and marketing expenses decreased by 2.4% from NT$3,902 million in 2018 to NT$3,808 million in 2019, mainly due to a decrease of NT$78 million in sample expenses. Our sales and marketing expenses as a percentage of our operating revenues were both 2.6% in 2018 and 2019.

General and administrative expenses. Our general and administrative expenses increased by 7.6% from NT$4,941 million in 2018 to NT$5,319 million in 2019, mainly due to an increase of NT$344 million in professional fees. Our general and administrative expenses as a percentage of our operating revenues increased from 3.2% in 2018 to 3.6% in 2019.

Research and development expenses. Our research and development expenses decreased by 8.9% from NT$13,025 million in 2018 to NT$11,860 million in 2019. The decrease in research and development expenses was mainly due to a decrease of NT$898 million in depreciation expenses, NT$246 million in maintenance expenses and NT$154 million in indirect material expenses. Our research and development expenses as a percentage of our operating revenues decreased from 8.6% in 2018 to 8.0% in 2019.

Expected credit impairment losses. Our expected credit impairment losses increased from NT$409 million in 2018 to NT$627 million in 2019. The increase in expected credit impairment losses was mainly due to the loss allowance on accounts receivable assessed by us primarily at an amount equal to the assets’ lifetime expected credit losses. Our expected credit impairment losses as a percentage of our operating revenues increased from 0.3% in 2018 to 0.4% in 2019.

Net other operating income and expenses. Net other operating income increased by 1.3% from NT$5,117 million in 2018 to NT$5,182 million in 2019, mainly due to an increase in government grants income from NT$5,221 million in 2018 to NT$5,367 million in 2019, an impairment loss of property, plant and equipment of NT$85 million in 2019, all of which came from new business segment, and a decrease in gain on disposal of property, plant and equipment from NT$137 million in 2018 to NT$43 million in 2019. Net other operating income and expenses as a percentage of our operating revenues increased from 3.4% in 2018 to 3.5% in 2019.

Non-operating income and expenses. Non-operating income and expenses increase by 97.8% from a loss of NT$3,562 million in 2018 to a loss of NT$77 million in 2019, mainly due to the increase in other gains and losses from a loss of NT$1,128 million in 2018 to a gain of NT$1,167 million in 2019, an increase in share of profit or loss of associates and joint ventures from a loss of NT$617 million in 2018 to a gain of NT$115 million in 2019, and an increase in other income from NT$1,391 million in 2018 to NT$1,706 million in 2019.

Other comprehensive income (loss), net of tax. Our other comprehensive income, net of tax, increased from an income of NT$835 million in 2018 to an income of NT$2,778 million in 2019. We attributed this change primarily to an increase in unrealized gain (loss) from equity instruments investments measured at fair value through other comprehensive income from a gain of NT$1,035 million in 2018 to a gain of NT$5,092 million in 2019, the increase in share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss from a loss of NT$76 million in 2018 to a gain of NT$857 million in 2019, partially offset by the increase in the loss of exchange differences on translation of foreign operations from a loss of NT$76 million in 2018 to a loss of NT$3,263 million in 2019.

Net income attributable to the stockholders of the parent. Due to the factors described above, our net income increased by 6.2% from NT$7,678 million in 2018 to NT$8,155 million in 2019.

Total comprehensive income attributable to the stockholders of the parent. Due to the factors described above, our comprehensive income increased by 27.1% from NT$8,617 million in 2018 to NT$10,948 million in 2019.

B.	Liquidity and Capital Resources

The foundry business is highly capital intensive. Our development over the past three years has required investments. Additional expansion for the future generally will continue to require significant cash for acquisition of plant and equipment to support increased capacities, particularly for the production of 12-inch wafers, although our expansion program will be adjusted from time to time in response to market conditions and customer demand. In addition, the semiconductor industry has historically experienced rapid changes in technology. To maintain competitiveness at the same capacity, we are required to make adequate investments in plant and equipment. In addition to our need for liquidity to support the large fixed costs of capacity expansion and the upgrading of our existing plants and equipment for new technologies, as we ramp up production of new plant capacity, we require significant working capital to support purchases of raw materials for our production and to cover variable operating costs such as salaries until production yields provide sufficiently positive margins for a fabrication facility to produce operating cash flows.

Resource for Liquidity

We have financed our capital expenditure requirements in recent years from operating cash inflows, bank borrowings, as well as the issuance of corporate bonds and equity-linked securities denominated in NT dollars and U.S. dollars. Operating cash inflows significantly exceed operating income, reflecting the significant non-cash depreciation expense.

As of December 31, 2020, we had NT$94,048 million (US$3,349 million) of cash and cash equivalents and NT$1,217 million (US$43 million) of financial assets at fair value through profit or loss. Cash equivalents included time deposits with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate notes. These agreements bore interest rates ranging from 0.24% to 0.46%, 0.26% to 0.46% and 0.16% to 0.24%, in 2018, 2019 and 2020, respectively. The terms of these agreements were typically less than one month. As of December 31, 2018, 2019 and 2020, we held repurchase agreements in the amount of NT$9,495 million, NT$9,135 million and NT$6,940 million (US$247 million), respectively.

In early June 2012, we issued five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.43%. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.63%. All the principal has been fully repaid. The proceeds of this offering are used for purchasing machinery and equipment.

In mid-March 2013, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million. Interest will be paid annually at 1.35%. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest will be paid annually at 1.50%. All the principal has been fully repaid. The proceeds of this offering were used for purchasing machinery and equipment.

In mid-June 2014, we issued an aggregate principal amount of NT$5,000 million of seven-year and ten-year domestic unsecured corporate bonds, with a denomination of NT$1 million per bond. The seven-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$2,000 million with an annual coupon bearing an interest rate of 1.7%. The ten-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$3,000 million with an annual coupon bearing an interest rate of 1.95%. The proceeds of this offering were used for repay debts. As of December 31, 2020, NT$5,000 million aggregate principal amount of these bonds were outstanding.

In mid-May 2015, we issued five-year US$600 million aggregate principal amount of currency linked zero coupon convertible bonds due 2020. The proceeds of this offering were used for purchasing machinery and equipment. In 2019 and 2020, certain bondholders had converted the outstanding principal amount of the convertible bonds totaling US$231 million into 498 million common shares. Upon the maturity date on May 18, 2020, we fully redeemed the remaining unconverted bonds at 98.76% of the principal amount totaling US$369 million.

In late March 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$8,300 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$6,200 million. Interest will be paid annually at 1.15%, and the principal will be repayable in March 2022 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,100 million. Interest will be paid annually at 1.43%, and the principal will be repayable in March 2024 upon maturity. The proceeds of this offering were used for repay debts. As of December 31, 2020, NT$8,300 million aggregate principal amount of these bonds were outstanding.

In early October 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$5,400 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest will be paid annually at 0.94%, and the principal will be repayable in October 2022 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$3,400 million. Interest will be paid annually at 1.13%, and the principal will be repayable in October 2024 upon maturity. The proceeds of this offering were used for repay debts. As of December 31, 2020, NT$5,400 million aggregate principal amount of these bonds were outstanding.
At our 2018 annual general meeting, our stockholders authorized our board of directors to raise capital from private placement, through issuing securities such as common shares, depositary receipts (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and our needs. The amount of common shares issued or convertible is proposed to be no more than 10% of our issued and outstanding share capital (i.e., no more than 1,262,431,871 common shares). According to Item 6, Article 43-6 of the R.O.C. Security and Exchange Act, any private placement of our common shares must be conducted separately within one year after approval at the annual general meeting of shareholders. The approval to conduct a private placement of our common shares has expired on June 12, 2019 and we have not completed any private placement pursuant to this stockholder authorization.

Operating Activities

In 2020, net cash provided by operating activities was NT$65,745 million (US$2,341 million), primarily due to net income before income tax of NT$22,543 million (US$803 million) and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$48,908 million (US$1,742) million.

In 2019, net cash provided by operating activities was NT$54,904 million, primarily due to net income before income tax of NT$4,806 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$49,390 million.

In 2018, net cash provided by operating activities was NT$50,935 million, primarily due to net income before income tax of NT$2,118 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$52,049 million.

Investing Activities

In 2020, net cash used in investing activities was NT$40,112 million (US$1,428 million), primarily due to cash used to purchase equipment at our fabs amounting to NT$26,345 million (US$938 million) and net increase in other financial assets amounting to NT$12,438 million (US$443 million).

In 2019, net cash used in investing activities was NT$31,682 million, primarily due to cash used to purchase equipment at our fabs amounting to NT$16,518 million and acquisition of subsidiary (net of cash acquired) amounting to NT$12,801 million.

In 2018, net cash used in investing activities was NT$15,500 million, primarily due to cash used to purchase equipment at our fabs amounting to NT$19,590 million and partially offset by proceeds of NT$7,130 million from government grants related to assets acquisition.

Financing Activities

In 2020, net cash used in financing activities was NT$25,601 million (US$912 million), primarily due to bonds redemption of NT$13,703 million (US$488 million) and NT$9,766 million (US$348 million) for cash dividend payment.

In 2019, net cash used in financing activities was NT$9,867 million, primarily due to bonds redemption of NT$2,500 million, NT$6,911 million for cash dividend payment, and treasury stock acquired of NT$2,972 million, partially offset by NT$2,883 due to the increase in bank loans.

In 2018, net cash used in financing activities was NT$33,485 million, primarily due to the decrease in bank loans of NT$14,168 million, the bonds redemption of NT$7,500 million, NT$8,558 million for cash dividend payment, and treasury stock acquired and sold to employees of NT$3,944 million.

We had bonds payable of NT$18,690 million (US$666 million) in the aggregate as of December 31, 2020.

We had NT$11,057 million (US$394 million) in outstanding short-term loans as of December 31, 2020. We had total availability under existing short-term lines of credit of NT$63,177 million (US$2,250 million) as of December 31, 2020.  The following table sets forth our outstanding long-term bank loans as of December 31, 2020:

	Unsecured long-term bank loans		Secured long-term bank loans
	(in NT$ millions)	(in US$ millions)	(in NT$ millions)	(in US$ millions)
Due in 2021	2,704	96	22,281	794
Due in 2022	2,806	100	44	2
Due in 2023	2,833	101	39	1
Due in 2024	1,556	55	35	1
Due in 2025	744	27	24	1
Due in 2026 & thereafter	-	-	-	-

The interest rates of our long-term bank loans range from 0.84% to 4.67%. As of December 31, 2020, we were in full compliance with our loan covenants, except that USCXM, a subsidiary of UMC, failed to comply with the loan covenant to maintain its financial ratio at certain level and therefore the loan was reclassified to current liabilities. USCXM has notified the bank and commenced the process to apply for a waiver. The waiver has been obtained as of April 21, 2021. For more information, please refer to Note 6(14) to our audited consolidated financial statements included elsewhere in this Annual Report.

As of December 31, 2020, the current portion of bonds due within one year was NT$2,000 million (US$71 million), and the current portion of long-term bank loans due within one year was NT$24,985 million (US$890 million).

Capital Expenditures

We will continue to moderate the expansion pace for leading edge capacity to focus on diversifying existing logic and specialty technology offerings to our customers. As of December 31, 2020, our construction contracts amounted to NT$1,110 million (US$40 million) and the portion of the contracts not yet recognized was approximately NT$517 million (US$18 million). In 2018, 2019 and 2020, we incurred capital expenditures of approximately NT$19,590 million, NT$17,760 million and NT$28,104 million (US$1,001 million), respectively, primarily to purchase equipment for research and development and production at our fabs.

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

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$13,025 million, NT$11,860 million and NT$12,896 million (US$459 million) in 2018, 2019 and 2020, respectively, in research and development, which represented 8.6%, 8.0% and 7.3%, respectively, of operating revenues for such years. We believe that our continuous spending on research and development will help us achieve positive results in the development of advanced and specialty technologies.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2020.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in NT$ millions)
Long-term debt(1)
Unsecured bonds	19,422	2,375	8,484	8,563	-
Loans	45,441	37,127	5,889	2,425	-
Lease obligations(2)	6,433	696	1,281	1,102	3,354
Purchase obligations(3)	41,809	33,806	2,842	1,629	3,532
Other long-term obligations(4)	21,637	1	17,284	4,280	72
Total contractual cash obligations	134,742	74,005	35,780	17,999	6,958

(1)	Assuming the domestic bonds are paid off upon maturity.
(2)

Represents our obligations to make lease payments mainly to use machineries, equipment, office and land on which our fabs are located, primarily in the Hsinchu Science Park and the Tainan Science Park in Taiwan, Pasir Ris Wafer Fab Park in Singapore.

(3)

Represents commitments for purchase of raw materials and construction contracts, intellectual properties and royalties payable under our technology license agreements. These commitments include the amounts which are not recorded on our balance sheet as of December 31, 2020.

(4)

Represents the guarantee deposits and financial liability for the repurchase of other investors’ investment. The amounts of payments due under these agreements are determined based on fixed contract amounts.

G.	Safe Harbor

See “Forward-Looking Statements in This Annual Report May Not Be Realized.”

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth the name, age, position, tenure and biography of each of our directors and executive officers as of March 31, 2021. There is no family relationship among any of these persons.

The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Year(s) with Us
Stan Hung	60	Chairman, Director and Chief Strategic Officer	29
SC Chien	63	Co-president and Director (Representative of Hsun Chieh Investment Co., Ltd.)	32
Jason Wang	58	Co-president and Director (Representative of Silicon Integrated Systems Corp.)	13
Cheng-Li Huang (1)	72	Independent Director	12
Lih J. Chen (1)	74	Independent Director	3
Jyuo-Min Shyu (1)	67	Independent Director	3
Wenyi Chu (1)	54	Independent Director	6
Ting-Yu Lin	59	Director	15
Chitung Liu	55	Chief Financial Officer, Senior Vice President and Head of Corporate Governance	20

(1)	Member of the Audit Committee and Remuneration Committee.

Stan Hung is a director, Chief Strategic Officer and the Chairman of our company. Mr. Hung was our chief financial officer and senior vice president from 2000 to 2007. He was also the Chairman of ITE TECH. INC. from 2007 to 2008 and a director of

EPISTAR Corporation from 2007 to 2016. Prior to re-joining United Microelectronics Corporation in 1991, Mr. Hung was a financial manager at Optoelectronics Corporation. He is also the chairman of Fortune Venture Capital Corp., TLC Capital Co. Ltd., Faraday Technology Corporation, UMC Capital Corp., and a director of Triknight Capital Corporation, United Microelectronics (Europe) B.V. and UnitedDS Semiconductor (Shandong) Co., Ltd. Mr. Hung received a bachelor’s degree in accounting from Tam Kang University in 1982.

SC Chien is a director and the President of our company. Mr. Chien is a representative of institutional director, Hsun Chieh Investment Co., Ltd. and he is also a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., Unimicron Technology Corp. and UMC Capital Corp. Mr. Chien received a bachelor’s degree in chemical engineering from National Taiwan University.

Jason Wang is a director and the President of our company. Mr. Wang is a representative of institutional director, Silicon Integrated Systems Corp. and also serves on the board of directors of UMC GROUP (USA) since 2004. Mr. Wang joined UMC as Vice President of Corporate Marketing in 2008, and from 2009 to 2014, served as President of UMC GROUP (USA) responsible for business operation efficiency enhancement and UMC North America strategic business development. Mr. Wang is also a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., United Microelectronics (Europe) B.V., UMC Capital Corp., United Microtechnology (California) and Sino Paragon Limited. Mr. Wang did his undergraduate study in Business Administration at San Jose State University.

Cheng-Li Huang is an independent director of our company. Professor Huang was a professor of Tamkang University and served as its Comptroller. He was also the chief executive officer of Tamkang Accounting Education Foundation and the publisher of Journal of Contemporary Accounting. He also serves as a Certified Public Accountant in Zheng Ji Accounting firm. Professor Huang received a Ph.D. degree in accounting from University of Warwick in 1999.

Lih J. Chen is an independent director of our company. Professor Chen is the Distinguished Chair Professor of National Tsing Hua University and an Academician at Academia Sinica. He was also the President of National Tsing Hua University and the Deputy Ministers of National Science Council. Professor Chen received a Ph.D. degree in physics from University of California, Berkeley in 1974.

Jyuo-Min Shyu is an independent director of our company. Dr. Shyu is an Emeritus Professor at National Tsing Hua University. He was also the Minister of Ministry of Science and Technology and the President of Industrial Technology Research Institute. Dr.Shyu is also an independent director of Qisda Corporation, as well as a director of Iridium Medical Technology Co., Ltd, GeoThings, Inc. and Modern Classic Limited. Professor Shyu received a Ph.D. degree in Electrical Engineering and Computer Science from University of California, Berkeley in 1988.

Wenyi Chu is an independent director of our company. Professor Chu is a professor of business administration at National Taiwan University. Professor Chu was the chairwoman of Graduate Institute of Business Administration and the Dean of Department of Business Administration in National Taiwan University from 2012 to 2014. Professor Chu received a Ph.D. degree in Strategy and International Management from London Business School, United Kingdom in 1997.

Ting-Yu Lin is a director of our company. Mr. Lin is also the chairperson of Sunrox International Inc. and the director of Unimicron Technology Corp. Mr. Lin received a master’s degree in international finance from Meiji University in 1993.

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

The aggregate compensation paid and benefits in kind granted to our directors in 2020 were approximately NT$65.4 million (US$2.3 million). The remuneration was out of our 2020 earnings distribution plan, and the distribution percentage for directors is 0.22%. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Some of the remuneration was paid to the legal entities that certain directors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2020 were approximately NT$619.7 million (US$21.4 million), which include NT$113.7 million (US$3.9 million) as bonus.

C.	Board Practices

All of our directors were elected in June 2018 for a term of three years. Neither we nor any of our subsidiaries has entered into a contract with any of our directors by which our directors are expected to receive benefits upon termination of their services.

Audit	Committee

Our board of directors established an audit committee in March 2005. In the annual general meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Directors”. After the re-election of directors in the annual general meeting on June 12, 2018, our board of directors appointed Cheng-Li Huang, Lih J. Chen, Jyuo-Min Shyu and Wenyi Chu to be members of the audit committee. Each audit committee member is an independent director who is financially literate with accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Pursuant to an audit committee charter, the audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our internal audit function and independent auditors, and overseeing the accounting policies and financial reporting and disclosure practices of our company. The audit committee also has the authority to engage special legal, accounting or other consultants it deems necessary in the performance of its duties.

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

Pursuant to applicable SEC rules and NYSE listing standards, we as a foreign private issuer are required to disclose any significant ways in which our corporate governance practices differ from those followed by NYSE-listed U.S. domestic companies under the NYSE’s listing standards. A copy of the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to U.S. companies is available on our website https://www.umc.com/upload/media/08_Investors/Corporate_Governance/Corporate_Governance/The_differences_between_the_UMCs_corporate_governance_practices_and_those_required_of_domestic_companies_under_NYSE_listing_standards_20190306.pdf.

Nominating Committee

Our board of directors established a nominating committee in December 2017. Our nominating committee initially consists of Cheng-Li Huang, Lih J. Chen, Jyuo-Min Shyu and Wenyi Chu, each of whom is an independent director. The nominating committee is to assist the board to enhance the management mechanism and improve corporate governance for our sustainable development. The objectives of our nominating committee include: (i) to constitute the nomination policy and succession plans of the directors and the executives, and to review and propose the candidate list of the directors and the executives accordingly; (ii) to construct and to develop the operation of our board and the board committees, as well as to plan and assess the performance of the board, the board committees and the executives, and (iii) to enhance the corporate governance system and practices in order to protect the interests of our stakeholders.

D.	Employees

As of December 31, 2020, we had 19,386 employees, which included 11,377 engineers, 7,211 technicians and 798 administrative staff performing administrative functions on a consolidated basis, where a majority of the employees work from our Taiwan R.O.C. offices. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
	2018	2019	2020
Employees
Engineers	11,651	11,328	11,377
Technicians	7,494	7,416	7,211
Administrative Staff	784	833	798
Total	19,929	19,577	19,386

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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On February 24, 2021, our board of directors proposed an employee bonus in cash in the aggregate amount of NT$2,582 million (US$92 million) in relation to retained earnings in 2019.

Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E.	Share Ownership

As of March 31, 2021, each of our directors and executive officers held common shares and/or ADSs of United Microelectronics, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Cheng-Li Huang, Lih J. Chen, Jyuo-Min Shyu and Wenyi Chu, our independent directors. As of April 10, 2021, our most recent record date, Hsun Chieh Investment Co. held approximately 441 million of our common shares, representing approximately 3.55% of our issued and outstanding share capital; Silicon Integrated Systems Corp. held approximately 285 million of our common shares, representing approximately 2.3% of our issued and outstanding share capital; Chairman Mr. Hung held approximately 49 million of our common shares, representing approximately 0.4% of our issued and outstanding share capital; and Ting-Yu Lin held approximately 13 million of our common shares, representing approximately 0.1% of our issued and outstanding share capital.

ITEM 7	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of (i) April 10, 2021, our most recent record date, and (ii) as of certain record dates in each of the preceding three years, for (1) the stockholders known by us to beneficially own more than 2% of our common shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with SEC rules.

	As of April 14, 2019	As of April 14, 2020	As of April 12, 2021
	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned
Name of Beneficial Owner
Hsun Chieh Investment Co., Ltd. (1)	3.64%	3.75%	441,371,000	3.55%
Silicon Integrated Systems Corp.	2.35%	2.42%	285,380,424	2.30%
Directors and executive officers as a group	6.67%	7.07%	832,664,416	7.07%

(1)	36.49% owned by United Microelectronics Corporation as of April 12, 2021.

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

From time to time we have engaged in certain transactions with our affiliates. The sales and purchase prices with related parties are determined through mutual agreement in reference to market conditions.

The following table shows our aggregate equity ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of April 12, 2021.

Name	Ownership %
Silicon Integrated Systems Corp.	19.02
Faraday Technology Corp.	13.78

We provide foundry services to these fabless design companies and the sales price was determined through arms-length negotiation and mutual agreement in reference to market conditions. We generated total of NT$1,319 million, NT$1,563 million and NT$2,110 million (US$75 million) of our operating revenues in 2018, 2019 and 2020, respectively, from the provision of our foundry services to these two companies. For more information, please refer to Note 7 to our audited consolidated financial statements included in this Annual Report.

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

On August 31, 2017, the Taichung District Prosecutors Office indicted us based on the Trade Secret Act of R.O.C., alleging that our employees misappropriated the trade secrets of Micron Technology, Inc., or Micron. On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. The Company does not expect material financial impact resulting from this claim. UMC appealed against the sentence and the case is currently pending.

On December 5, 2017, Micron filed a civil action with similar cause against us with the United States District Court, Northern District of California. Micron claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins us from using its trade secrets in question. We have appointed counsels to prepare answers against these charges. Currently the civil complaint has been stayed by the court.

On January 12, 2018, we filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, Micron (Xi’an) Co., Ltd. and Micron (Shanghai) Trading Co., Ltd., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe our patent rights. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial.

On November 1, 2018, the Department of Justice of the United States, or DOJ, unsealed an indictment against us, Fujian Jinhua Integrated Circuit Co., Ltd. or Jinhua, and three individuals, including our one current employee and two former employees, alleging that we and others conspired to steal trade secrets of Micron, and used that information to develop technology that was subsequently transferred to Jinhua. On the same day, the DOJ filed a civil complaint enjoining the aforementioned defendants from exporting to the United States any products containing DRAM manufactured by us or Jinhua and preventing the defendants from transferring the trade secrets to anyone else. Please refer to Item 10 C. Material Contracts—DRAM Technology Cooperation Agreement, dated May 13, 2016, between UMC and Fujian Jinhua” for further details about the cooperation arrangement with Jinhua. Besides, we have suspended the joint technology development activities with Jinhua. With respect to the criminal proceeding on October 22, 2020, UMC filed a sentencing memorandum with the court, proposing to plead guilty to a lesser charge and to pay a fine of US$60 million.  On October 29, 2020, the court approved the above-mentioned sentencing memorandum submitted by UMC. The DOJ has dismissed its corresponding civil complaint. UMC has recorded the fine in non-operating other losses.

On March 14, 2019, a putative class action complaint was filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and/or directors, alleging violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 thereunder, arising out of an alleged scheme to misappropriate trade secrets (see the description of the DOJ legal proceeding, above).  After Lead Plaintiff and Lead Counsel were appointed, an amended complaint was filed on September 27, 2019.  Thereafter, the parties engaged in mediation, which continued in 2020, subject to confirmatory discovery.  Following such mediation, court notice was given to the settlement class and a final settlement fairness hearing was scheduled for January 15, 2021, which was adjourned to the end of April, 2021.

Other than the abovementioned legal proceedings, we are not currently involved in any litigation or other proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. On June 12, 2018, our stockholders approved a cash dividend of NT$0.7 per common share for an aggregate of NT$8,557,023,101. On June 12, 2018, our board of directors resolved to adjust the cash dividend ratio to NT$0.71164307 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common shares. On June 12, 2019, our stockholders approved a cash dividend of NT$0.58 per common share for an aggregate of NT$6,916,104,855. On June 19, 2019, our board of directors resolved to adjust the cash dividend ratio to NT$0.58989396 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common shares. On June 10, 2020, our stockholders approved a cash dividend of NT$0.75 per common share for an aggregate of NT$9,765,154,720. On June 29, 2020, our board of directors resolved to adjust the cash dividend ratio to NT$0.80395653 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common share and the conversion of convertible bonds. On February 24, 2021, our board of directors proposed dividends of NT$19,875,842,389 (approximately NT$1.60 per common share), which are expected to be approved at our annual general meeting on June 8, 2021.

The following table sets forth the cash dividends per share and stock dividends per share as a percentage of common shares outstanding paid during each of the years indicated in respect of common shares outstanding at the end of each such year, except as otherwise noted.

	Cash Dividend per Share	Stock Dividend per Share	Total Number of Common Shares Issued as Stock Dividend	Number of Outstanding Common Shares at Year End
	NT$	NT$
2016	0.56501906	—	—	12,624,318,715
2017	0.50	—	—	12,624,318,715
2018	0.71164307	—	—	12,424,318,715
2019	0.58989396	—	—	11,724,318,715
2020	0.80395653	—	—	12,422,401,493

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

As of March 31, 2021, there were a total of 145,028,165 ADSs listed on the NYSE. With certain limited exceptions, holders of common shares who are not R.O.C. persons are required to hold these common shares through a brokerage or custodial account in the R.O.C. As of March 31, 2021, 725,140,825 common shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2021, 145,028,165 ADSs representing these 725,140,825 common shares were held of record by Cede & Co., and 9,813 ADSs were held by U.S. registered stockholders. We have no further information as to common shares held or beneficially owned by U.S. persons.

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

Directors

The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by stockholders and is responsible for the management of our business. As of March 31, 2021, our board of directors consisted of eight directors, out of which four are independent directors. In the annual general meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual general meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our stockholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at an annual general meeting involving the election of directors. Pursuant to the R.O.C. Company Act, entity that owns our common shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our stockholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. As of March 31, 2021, two of our eight directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

According to the R.O.C. Company Act and the rules promulgated under the R.O.C. Securities and Exchange Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, shall explain the essential contents of such personal interest in the meeting of the board of directors. Moreover, where the spouse, a blood relative within the second degree of kinship of a director, or any company which has a controlling or subordinate relation with a director has interests in a matter to be discussed at the meeting of the board of directors, such director shall be deemed to have a personal interest in the matter. In case that such personal interest may impair the interests of us, such director shall abstain from joining the discussion and voting on such matter. In case that such director is the representative designated by a legal entity stockholder to be elected as our director and such legal entity stockholder has personal interest in the matter to be discussed at the meeting of the board of directors, the rules above mentioned shall also apply. Our articles of incorporation provide that our board of directors is authorized, by taking into account of the extent of his/her/its involvement of our operation activities and the value of his/her/its contribution, to determine the compensation for each director at a comparable rate adopted by other companies of the same industry regardless of the profit received by our company. In addition, according to our articles of incorporation, we may distribute a maximum of 0.2% of the annual profits before tax as remuneration to directors. Please refer to “—Dividends and Distributions” in this item below for more details. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director, while the laws and regulations require the aggregate shareholding of all directors, excluding independent directors, to meet certain thresholds considering the paid-in capital and the numbers of the independent directors. According to our current internal Loan Procedures, we shall not extend any loan to our directors.

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

In addition, pursuant to the R.O.C. Securities and Exchange Act, a public company is required to either establish an Audit Committee, or retain supervisors, provided that the R.O.C. FSC may, after considering the scale and business nature of a public company and other necessary situation, require the company to establish an Audit Committee in place of its supervisors. We have amended our articles of incorporation in the annual general meeting held on June 13, 2008, introducing the mechanism of an Audit Committee. On February 20, 2013, the R.O.C. FSC has ruled that a public company with certain scale or of certain business nature, including us, shall establish an Audit Committee instead of the supervisors. According to our articles of incorporation and audit committee charter, our Audit Committee is composed of all independent directors and performs the power and duties provided by applicable laws and regulations, including without limitation the powers and the duties of supervisors provided under the R.O.C. Company Act. A company is not allowed to maintain both supervisors and a Audit Committee, so we chose to eliminate our supervisors when we established our Audit Committee in 2009.

According to our current articles of incorporation, we may purchase directors and officers liability insurance for our directors, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for.

Common Shares

As of December 31, 2020, our authorized share capital was NT$260 billion, divided into 26 billion shares, either in the form of common shares or preferred shares, of which 12,422,401,493 common shares were issued and outstanding. All common shares presently issued are fully paid and in registered form, and existing stockholders are not subject to any capital calls. We do not have any outstanding warrants or option to purchase our common shares.

Preferred Shares

We amended our articles of incorporation in the annual general meeting held on June 10, 2020, adding Article 5-1, which provides the terms, and will serve as the basis of issuance, of Class A preferred shares.  According to Article 5-1, the Class A preferred shares are, among others, convertible, redeemable, cumulative and with fixed duration and annual cash dividend rate.  None of Class A preferred shares has been issued as of March 31, 2021.

Restricted Share Awards & Employee Compensation Program

To retain our employees, we issue equity-based compensation to the selected employees and management. The restricted shares will be awarded to if the financial performance meets 1) return on equity (ROE%) and 2) operating margin (OM%) criteria set forth in the Restricted Stock Awards Program.

The return on equity % (ROE%) and operating margin % (OM%) are used as performance indicators for the operational goals of the Company. The performance target for the two indicators are listed below, which shall be simultaneously fulfilled. Determination of fulfillment of the indicators will be based on the consolidated financial statements, audited by a certified public accountant, for the last fiscal year prior to the end of each vesting period.

Effective Date of Equity Based Compensation: July 9, 2020

Effective Date of Share Distribution:  September 1, 2020

Equity Based Compensation Shares: 200.03 million shares

Indicator	Return on equity (ROE%)	Operating margin (OM%)
2 years after	6% or above	6% or above granting
3 years after	8% or above	8% or above granting
4 years after	10% or above	10% or above granting

New Shares and Preemptive Rights

New shares may only be issued with the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under R.O.C. Company Act to amend our articles of incorporation and obtain approval of our stockholders in a stockholders’ meeting. We must also obtain the approval of, or submit a registration with, the R.O.C. FSC and the Science Park Administration. According to the R.O.C. Company Act, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a listed company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a stockholders’ meeting, which will reduce the number of new shares in which existing stockholders may have preemptive rights. Unless the percentage of the common shares offered to the public is increased by a resolution, existing stockholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings. According to the Corporate Merger and Acquisition Act of the R.O.C., as effective on February 8, 2002 and amended on May 5, 2004 and July 8, 2015 which took effect on January 8, 2016, if new shares issued by our company are solely for the purpose of merger, acquisition, share swap or spin-off, the above-mentioned restrictions, including the employee stock ownership plan, the preemptive rights of the existing stockholders and the publicity requirement of a listed company, to such issuance of new common shares may not be applied.

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

Stockholders’ Meetings

We are required to hold an annual ordinary stockholders’ meeting once every calendar year within six months from the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors deem necessary, and they may do so if requested in writing by stockholders holding no less than 3% of our issued shares who have held these common shares for more than a year. At least 15 days’ advance written notice must be given of every extraordinary stockholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary stockholders’ meeting. In addition, stockholder(s) who have continuously held more than 50% of our issued common shares for a period of three months or longer may convene an extraordinary shareholders’ meeting without any approval of our board of directors. The period during which a stockholder holds the shares and the number of shares held by a stockholder shall be determined based on our register of stockholders as of the book close date of the relevant extraordinary stockholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The R.O.C. Company Act and, in the case of certain merger and acquisition deals, the Corporate Merger and Acquisition Act, also provides that in order to approve certain major corporate actions, including any amendment of our articles of incorporation, dissolution, merger or spin-off, share swap, entering into, amendment, or termination of any contract for lease of the company’s business in whole, or for entrusted business, or for joint operation with others, on regular basis, the transfer of all or an essential part of the business or assets, accept all of the business or assets of any other company which would have a significant impact on our operations, removing directors or the distribution of dividend in stock form, a special resolution shall be adopted by the holders of the majority of our common shares represented at a stockholders’ meeting at which holders of at least two-thirds of our issued and outstanding common shares are present; provided that, in the case of a public company, such as our company, such resolution may be adopted by the holders of at least two-thirds of the common shares represented at a stockholders’ meeting at which holders of at least a majority of our issued and outstanding common shares are present; provided, further, that in the case of merger, spin-off, transfer of all or essential part of business or asset, or share swap which meets the specific criteria provided under the Corporate Merger and Acquisition Act, such as short-form merger/spin-off/share swap or whale-minnow merger/spin-off/share-swap (as defined therein), such corporate action can be approved by a board resolution adopted by majority consent at a meeting with at least two-thirds of our directors present without stockholders’ approval. Notwithstanding the foregoing, in the event such transaction will result in our delisting, the approval from holders of at least two-thirds of our issued and outstanding common shares is required.

Voting Rights

Each common share and Class A preferred share, if issued, is generally entitled to one vote and no voting discount will be applied. However, treasury shares and our shares held by (i) an entity in which we own more than 50% of the voting shares or paid-in capital, or (ii) a third party in which we and an entity controlled by us jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital are not entitled to any vote. Except as otherwise provided by law or our articles of incorporation, a resolution can be adopted by the holders of a simple majority of the issued and outstanding shares represented at a stockholders’ meeting. The quorum for a stockholders’ meeting to discuss the ordinary resolutions is a majority of the issued and outstanding shares. Pursuant to the R.O.C. Company Act amended on December 28, 2011, the election of directors by our stockholders shall be conducted by means of cumulative voting rather than other voting mechanisms adopted in our articles of incorporation. Except as otherwise provided under applicable laws and regulations, in all other matters, a stockholder must cast all his or her votes in the same manner when voting on any of these matters.

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

Authorized by the R.O.C. Company Act, the R.O.C. FSC has issued an administrative order on February 20, 2012 to require Taiwan Stock Exchange-listed companies, such as our company, and Taipei Exchange (previously known as “GreTai Securities Market”)-listed companies in the R.O.C. with NT$10 billion or more of paid-in share capital and with 10,000 or more stockholders as of the first date of the close period applicable to the stockholders’ meeting to adopt an e-voting system for the stockholders’ meeting. According to the administrative order by the R.O.C. FSC, commencing from January 1, 2018, all listed companies shall adopt the e-voting system for the stockholders’ meeting. The e-voting system provides a new platform for stockholders to exercise their voting rights online. As a company that meets the foregoing criteria, we have successfully adopted the e-voting system in the 2012 stockholders’ meeting and voted by poll on each agenda item for discussion.

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

At an annual ordinary stockholders’ meeting, our board of directors submits to the stockholders for their approval proposals for the distribution of dividends or the making of any other distribution to stockholders from our net income or reserves for the preceding fiscal year. Dividends are paid to stockholders proportionately. Dividends may be distributed either in cash or in common shares or a combination of cash and shares, as determined by the stockholders at such meeting.

Previously, the employee bonus and directors’ remuneration were categorized as “profit sharing” items and were calculated and distributed based on earnings after tax basis. However, according to Articles 235 and 235-1 of the R.O.C. Company Act, both amended and added on May 20, 2015, employee bonus and directors’ remuneration shall no longer be a profit sharing item but shall be calculated based on earnings before tax and distributed as “expenses.” Our articles of incorporation currently in effect, provide that where we make profits before tax for the annual financial year, subject to a board resolution adopted by majority consent at a meeting with at least two-thirds of our directors present, we shall appropriate (i) no less than 5% of such annual profits before tax as employee bonus, and (ii) a maximum of 0.2% as directors’ remunerations. The employees eligible for the distribution include our employees and employees of our subsidiaries and the form of employee bonus may be made in stock or cash. The qualification of such employees is to be determined by our board of directors. Notwithstanding the foregoing, if we have accumulated losses of the previous years, we shall set aside the amount of such accumulated losses prior to the allocation of the employee bonus and the above directors’ remuneration. For the purpose of calculation of the above employee bonus and the directors’ remunerations, such “annual profits before tax” shall be without giving effect of the deduction and distribution of such employee bonus and the directors’ remunerations.

The remaining amount may be distributed according to the distribution plan proposed by our board of directors based on our dividend policy, and submitted to the stockholders’ meeting for approval. Our articles of incorporation also specify that the amount distributable as dividend shall be the sum of (x) the balance of our earnings deducted by (i) payment of all taxes and dues, (ii) deduction of any past losses, (iii) allocation of 10% of our net income as a statutory reserve (which may be exempted if the accumulated amount of legal reserve has amounted to our paid-in capital); and (iv) special reserve, if any, plus (y) the retained earnings of previous years; provided, however, that the cash dividend to Class A preferred shares, if issued, shall be distributed in priority to the distribution of dividend to the common shares. In the annual general meeting held in June 2005, our shareholders approved a change of the percentage of stock dividend issued to our stockholders, if any, to no more than 80% and cash dividend, if any, to no less than 20%.

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

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans disclosed in “Item 16E—Purchase Of Equity Securities By The Issuer And Affiliated Purchasers.” We may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our common shares. Historically, we have cancelled some of the repurchased common shares and transferred some of the repurchased common shares to our employees as employee compensation. In 2010, 2013 and 2015, we purchased an aggregate of 300 million, 200 million and 200 million, respectively, of our common shares under these plans. From February 3, 2010 to April 2, 2010, we purchased 300 million of our common shares on the Taiwan Stock Exchange at an average price of NT$16.15 per share to transfer to our employees as employee compensation. From March 14, 2013 to May 13, 2013, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.23 per share to transfer to our employees as employee compensation. From July 30, 2015 to September 29, 2015, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.02 per share to transfer to our employees as employee compensation. From May 12, 2016 to July 11, 2016, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.98 per share to transfer to our employees as employee compensation. During 2017, 2018 and 2019, we purchased an aggregate of nil, 480 million and 220 million, common shares, respectively, and transferred nil, 200 million and nil of such common shares that we repurchased under these plans to our employees as employee compensation in 2017, 2018 and 2019, respectively. In 2020, we purchased 105 million of our common shares on the Taiwan Stock Exchange at an average price of NT$15.98 per share. On June 19, 2019, our board of directors approved the cancellation of 200,000,000 treasure common shares which we purchased in from April to June 2019.

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

In addition to the share purchase restriction, the R.O.C. Company Act provides that our subsidiaries may not acquire our common shares or the equity securities of our majority-owned subsidiaries if the majority of the outstanding voting equity securities or paid-in capital of such subsidiary is directly or indirectly held by us.

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

One or more stockholders who have held 3% or more of the issued and outstanding shares one year or longer may require our board of directors to call an extraordinary stockholders’ meeting by sending a written request to our board of directors. In addition, stockholder(s) who have continuously held more than 50% of our issued shares for a period of three months or longer may convene an extraordinary shareholders’ meeting without any approval of our board of directors. The period during which a stockholder holds the shares and the number of shares held by a shareholder shall be determined based on our register of stockholders as of the book close date of the relevant extraordinary stockholders’ meeting.

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

Cross License Agreement, dated as of January 1, 2006, between United Microelectronics Corporation and International Business Machines Corporation.

In 2009, we entered into a new “life-of-the-patents” cross license agreement with IBM that will be effective until June 30, 2029, the expiration date of the last-to-expire of the licensed patents covered under the agreement. Under this agreement, IBM has granted to us and our subsidiaries, nonexclusive and non-transferable licenses, without the right to grant sublicenses, for making our and our subsidiaries’ licensed products in R.O.C., Japan, Singapore and PRC and selling, leasing, licensing, using and/or transferring our and our subsidiaries’ licensed products worldwide under IBM’s patents filed effectively prior to July 1, 2009. In addition, we granted IBM, royalty-free, worldwide and non-transferable licenses, without the right to grant sublicenses, for the term of the cross license for making, selling, leasing, licensing, using and/or transferring IBM’s licensed products under our patents filed effectively prior to July 1, 2009. We also agreed to pay IBM certain royalty fees under this agreement. In addition, we renewed such patent cross license agreement on June 13, 2013, under which IBM granted us a license for all its patents with an effective filing date prior to December 31, 2015.

Technology Agreement, dated as of June 29, 2012, between United Microelectronics Corporation and IBM.

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

Major Long-term Supply and Marketing Agreements

We have entered into long-term distribution, sales, service and marketing agreements with the following companies: UMC Group (USA), an agreement effective from January 1, 2019 through December 31, 2024; UMC Group Japan Co., Ltd., an agreement effective from January 1, 2018 through December 31, 2022; United Microelectronics (Europe) BV, an agreement effective from January 1, 2018 through December 31, 2022; UMC Korea Co., Ltd., an agreement effective from January 1, 2020 through December 31, 2020.

Major Construction Agreements

We entered into construction agreements in connection with the USCXM facility with several companies, such as L&K Engineering (Suzhou) Co., Ltd., Wholetech Group (Shanghai) Trading Co., Ltd., Shanghai Nomura Engineering Co., Ltd., Hengyuan Allis Electric Co., Ltd. for the construction of the Fab 12X in Xiamen, Fujian Province, China. These agreements are effective from January 1, 2020 to December 31, 2020, and the total contractual amount exceeds US$20.95 million.

We also entered into various major facility construction agreements in connection with our Fab 12A fab facility, piping, and various material supply systems, with companies such as Hueng Luei Process Industry Co. Ltd., Worldwide Co. Ltd., Princeton Precision Industries Corporation., Ling-Young International Engineering Corporation, L&K Engineering Co. Ltd., Wholetech System Hitech Limited for building the phase 5 facilities in our Fab12A in the Tainan Science Park. These agreements are effective from January 1, 2020 to December 31, 2020, and the total contractual amount exceeds NT$2 billion.

We entered into construction agreements in connection with the HeJian Technology (Suzhou) Co., Ltd. with Suzhou Topco Construction Ltd. for HeJian New Phosphorus Wastewater Treatment System. The agreement is effective from May 1, 2019 to June 30, 2020, and the total contractual amount exceeds RMB¥13.18 million (tax excluded).

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

Dividends

Dividends, whether in cash or common shares, declared by us out of retained earnings and paid out to a holder that is not an R.O.C. resident in respect of common shares represented by ADSs are subject to R.O.C. withholding tax at the time of distribution. The rate of withholding is currently 21% of the amount of the distribution in the case of cash dividends or of the par value of the common shares distributed in the case of stock dividends. Under current practice adopted by tax authorities, a 21% withholding rate is applied to a non-R.O.C. resident ADS holder without requiring the holder to apply for or obtain foreign investment approval. As discussed in the section “—Tax Reform” below, certain of our retained earnings will be subject to a certain percentage of undistributed retained earnings tax. There is no withholding tax with respect to stock dividends declared out of our capital surplus of premiums from issuing stock resulting from the capital paid by the stockholders.

Capital Gains

In 2015, an amendment to the R.O.C. Income Tax Act then in effect, which deleted the provisions regarding the capital gain from securities transaction. was adopted and took effect from January 1, 2016, Accordingly, under the R.O.C. law currently in effect, gains realized on R.O.C. securities transactions are primarily exempt from income tax.

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

Tax Treaties

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, North Macedonia, Eswatini, the Netherlands, the United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Italy, Japan, Canada, Poland, Austria and Czech Republic which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether a non-R.O.C. holder of ADSs will be considered to own common shares for the purposes of such treaties. Accordingly, a holder of ADSs who is otherwise entitled to the benefit of a treaty should consult its own tax advisors concerning eligibility for benefits under the treaty with respect to the ADSs.

Tax Reform

An amendment to the R.O.C. Income Tax Act was enacted on January 1, 1998, to integrate the corporate income tax and the stockholder dividend tax with the aim of eliminating the double taxation effect for resident stockholders of Taiwanese corporations. In order to improve Taiwan’s tax system and to keep up with the trend of international tax reform, the R.O.C. Income Tax Act was further amended in 2018 to replace the old tax system which integrated the corporate income tax and the stockholder dividend tax. Except for limited exceptions, the amendment shall take effect retroactively from January 1, 2018.

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

The following table provides information as of December 31, 2020 on our market risk sensitive financial instruments.

	As of December 31, 2020
	Carrying Amount	Fair Amount
	(in NT$ millions)
Time Deposits: Non-Trading Purpose	81,254	81,254
Accounts Receivable	19,462	19,462
Accounts Payable	3,861	3,861
Short-term Loans: Non-Trading Purpose	11,057	11,057
Bonds: Non-Trading Purpose	18,690	18,862
Long-term Loans: Non-Trading Purpose	33,066	33,066

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The tables below provide information of UMC as of December 31, 2020 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Dates					As of December 31, 2020
	2021	2022	2023	2024	2025 and thereunder	Total	Fair Value
	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	1,385					1,385	1,385
Average Interest Rate	0.33%					0.33%	0.33%
Fixed Rate (SGD)	10					10	10
Average Interest Rate	0.20%					0.20%	0.20%
Fixed Rate (RMB¥)
Average Interest Rate
Fixed Rate (NT$)	30,508					30,508	30,508
Average Interest Rate	0.28%					0.28%	0.28%
Short-term Loans:
Variable Rate (US$)	137.50					137.50	137.50
Average Interest Rate	1.19%					1.19%	1.19%
Variable Rate ((NT$)	219.30					219.30	219.30
Average Interest Rate	1.69%					1.69%	1.69%
Variable Rate (€)	14.02					14.02	14.02
Average Interest Rate	0.66%					0.66%	0.66%
Variable Rate (¥ JPY)	1,570.59					1,570.59	1,570.59
Average Interest Rate	0.97%					0.97%	0.97%
Variable Rate (RMB¥)	1,348.40					1,348.40	1,348.40
Average Interest Rate	3.40%					3.40%	3.40%
Unsecured Long-term Loans:
Variable Rate (NT$)	1,000	2,367	2,833	1,556	744	8,500	8,500
Average Interest Rate	0.92%	0.99%	0.96%	1.02%	1.13%	0.99%	0.99%
Variable Rate (RMB¥)	386.71	99.8				486.51	486.51
Average Interest Rate	4.11%	3.9%				4.01%	4.01%
Fixed Rate (NT$)
Average Interest Rate
Secured Long-term Loans:
Variable Rate (NT$)
Average Interest Rate
Variable Rate (RMB¥)	1,002.54					1,002.54	1,002.54
Average Interest Rate	4.66%					4.66%	4.66%
Variable Rate (US$)	620.00					620.00	620.00
Average Interest Rate	2.96%					2.96%	2.96%
Bonds:
Unsecured (NT$)	2,000					2,000	2,000
Fixed Rate	1.70%					1.70%	1.70%
Unsecured (NT$)		6,200				6,200	6,214
Fixed Rate		1.15%				1.15%	1.15%
Unsecured (NT$)		2,000				2,000	2,000
Fixed Rate		0.94%				0.94%	0.94%
Unsecured (NT$)				3,000		3,000	3,048
Fixed Rate				1.95%		1.95%	1.95%
Unsecured (NT$)				2,100		2,100	2,131
Fixed Rate				1.43%		1.43%	1.43%
Unsecured (NT$)				3,400		3,400	3,469
Fixed Rate				1.13%		1.13%	1.13%

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

As of December 31, 2020, we had US$82 million outstanding in foreign currency forward contracts to sell U.S. dollars against NT dollars.

	Expected Maturity Dates					As of December 31, 2020
	2021	2022	2023	2024	2025 and thereunder	Total	Fair Value
(in millions, except exchange rates)
Foreign Currency Forward Contracts:
Sell US$ against NT$
Contract Amount	US$82					US$82	NT$0
Average Contractual Exchange Rate	US$1=NT$28.128					US$1=NT$28.128

We believe we do not have material market risk as of December 31, 2020.

ITEM 12DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

In addition, an ADS holder shall be responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;
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

Depositary Payments

In 2020, pursuant to the terms of the deposit agreement, we received reimbursement of US$1.3 million from JPMorgan Chase & Co., the depositary for our ADR program through December 31, 2020. The reimbursement was to cover our expense related to ADR program, including:

•	investor relations efforts
•	NYSE listing fees, SEC filing fees and accounting supporting fees for FASB & PCAOB
•	fees in connection with annual financial and Sarbanes-Oxley Act of 2002 audit
•	other ADR program-related expenses

PART II.

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

For the period ended on December 31, 2020, an evaluation has been performed under the supervision and with the participation of our management, including our Co-presidents and our Chief Financial Officer, regarding the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Co-presidents and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2020.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or the COSO criteria, as amended from time to time. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2020 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2020, which is included immediately following this report.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of United Microelectronics Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, United Microelectronics Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 29, 2021 expressed an unqualified opinion thereon.

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

April 29, 2021

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

The SEC has indicated that the designation of Dr. Huang and Dr. Chu as the audit committee financial experts does not: (i) make Dr. Huang or Dr. Chu an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act as a result of this designation; (ii) impose any duties, obligations or liability on Dr. Huang or Dr. Chu that are greater than those imposed on them as a member of the audit committee and our board of directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the audit committee or our board of directors.

ITEM 16B.	CODE OF ETHICS

We amended the Code of Ethics for Directors and Officers in November 2017, and the Employee Code of Conduct in February 2020. The Employee Code of Conduct, which is applicable to all employees, replaced the code of ethics filed with the SEC in our 2003 annual report on Form 20-F. We have also created a separate code of ethics applicable to our directors and officers. A copy of each of the Code of Ethics for Directors and Officers and the Employee Code of Conduct are displayed on our website at http://www.umc.com/english/pdf/Code of Ethics.pdf and http://www.umc.com/english/pdf/Code of Conduct.pdf, respectively. Stockholders may request a hard copy of the Code of Ethics for Directors and Officers and the Employee Code of Conduct free of charge. Please contact the investor relations department of our company at ir@umc.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the years indicated.

	Years ended December 31,
	2019	2020
	NT$	NT$	US$
	(in thousands)
Audit Fees (1)	62,040	61,508	2,190
Audit-related Fees (2)	1,095	11,538	411
Tax Fees (3)	3,943	3,977	142
Total	67,078	77,023	2,743

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

All audit and non-audit services performed by Ernst & Young were pre-approved by our audit committee. In certain circumstances, the audit committee delegates to a designated member to pre-approve such audit and non-audit services. Pre-approval by a designated member should be reported to the audit committee at its upcoming meeting.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Since March 2004, we have from time to time announced plans, which were not binding on us, to buy back our common shares up to a certain amount on the Taiwan Stock Exchange. On May 11, 2016, we announced our 17th share buy-back plan since our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$7.90 and NT$18.70 per share during the period from May 12, 2016 to July 11, 2016. On March 7, 2018, we announced our 18th share buy-back plan after our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$9.85 and NT$21.30 per share during the period from March 8, 2018 to May 7, 2018. On November 5, 2018, we announced our 19th share buy-back plan since our board of directors resolved to purchase up to 300 million shares on the Taiwan Stock Exchange at a price between NT$7.55 and NT$20.80 per share during the period from November 6, 2018 to January 5, 2019. On April 24, 2019, we announced our 20th share buy-back plan since our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$8.40 and NT$18.10 per share during the period from April 25, 2019 to June 24, 2019. On June 5, 2020, we announced our 21st share buy-back plan since our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$11.55 and NT$23.25 per share during the period from June 8, 2020 to August 7, 2020.

The table below sets forth the repurchases we made in the periods indicated.

Month	Total Number of Common Shares Purchased	Average Price Paid per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Program	Maximum Number of Shares that May Yet be Purchased Under the Plans or Program
March 2018 (from March 8, 2018)	39,607,000	15.19	39,607,000	160,393,000
April 2018	117,923,000	15.58	157,530,000	42,470,000
May 2018 (till May 7, 2018)	42,470,000	16.26	200,000,000	—
November 2018 (from November 6, 2018)	141,000,000	11.01	141,000,000	159,000,000
December 2018	139,000,000	11.36	280,000,000	20,000,000
January 2019 (till January 5, 2019)	20,000,000	10.91	300,000,000	—
April 2019 (from April 26, 2018)	19,000,000	13.37	19,000,000	181,000,000
May 2019	126,000,000	13.10	145,000,000	55,000,000
June 2019 (till June 13, 2019)	55,000,000	13.39	200,000,000	—
June 2020 (from June 8, 2020)	76,000,000	15.80	76,000,000	124,000,000
July 2020 (till July 20, 2020)	29,000,000	16.47	105,000,000	95,000,000

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Independent Board Members. Under the NYSE listing standards applicable to U.S. companies, independent directors must comprise a majority of the board of directors. We currently have four independent directors out of a total of eight directors on our board of directors. Our standards for determining director independence substantially comply with the NYSE listing standards, which include detailed tests for determining director independence. In addition, even though our independent directors meet in committee meetings of which they are committee members, we do not hold executive sessions of non-management directors. Such requirement is contrary to the R.O.C. Company Act.

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

ITEM 19	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Articles of Incorporation of the Company as last amended on June 10, 2020(1)

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
Name: Chitung Liu
Title:Director, Chief Financial Officer and Senior Vice President

Date: April 29, 2021

United Microelectronics Corporation and Subsidiaries

Consolidated Financial Statements for years ended December 31, 2018, 2019 and 2020

Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of United Microelectronics Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the Company) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2021 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 4.15 to the consolidated financial statements, the Company changed its method for accounting for leases in the year ended December 31, 2019.

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

Valuation for Slow-Moving Inventories
Description of the Matter

As of December 31, 2020, the Company’s net inventories amounted to NT$22,552 million. As the semiconductor industry is characterized by rapid changes in technology, management had to evaluate and estimate a reserve for slow-moving inventories that are expected to be written-off or otherwise disposed of at a future date.

Auditing the valuation for slow-moving inventories was complex due to the judgmental nature of the Company’s estimation of the appropriate amount of the slow-moving inventories reserve, utilizing key inputs including historical usage, write-off activities and inventory aging.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company’s slow-moving inventories reserve process. For example, we tested the control over management’s review of the reserve method and the key inputs used in the valuation process.

To test the slow-moving inventories reserve, our audit procedures included, amongst others, evaluate the appropriateness of management’s methodology to determine inventory aging and inventory reserve percentages, compare slow-moving inventories reserve to historical usage and write-off activities and test the accuracy and completeness of the underlying data used in such determination. We also recalculated inventory reserve for the application of the reserve percentages to the inventory aging categories. In addition, we evaluated the adequacy of disclosures of inventories. Please refer to Notes 5 and 6 to the Company’s consolidated financial statements.

/s/ Ernst & Young

We have served as the Company’s auditor since 2000.

Taipei, Taiwan

Republic of China

April 29, 2021

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2019 and 2020

(Expressed in Thousands, Except for Par Value)

		As of December 31,
	Notes	2019	2020
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	4, 6(1)	95,492,477	94,048,036	3,349,289
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	722,794	1,216,634	43,327
Contract assets, current	4, 6(20)	214,243	257,841	9,182
Notes receivable	4	98	—	—
Accounts receivable, net	4, 6(3)	25,514,883	27,094,355	964,899
Accounts receivable-related parties, net	4, 7	289,945	178,918	6,372
Other receivables	4	654,466	1,668,874	59,433
Current tax assets	4	26,220	37,598	1,339
Inventories, net	4, 5, 6(4)	21,714,802	22,552,486	803,151
Other current assets	6(7), 6(20)	9,203,393	17,251,169	614,358
Total current assets		153,833,321	164,305,911	5,851,350
Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2), 7	13,298,679	14,826,087	527,995
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(5)	14,723,232	10,526,144	374,863
Investments accounted for under the equity method	4, 6(6), 7	9,564,517	20,330,138	724,008
Property, plant and equipment	4, 5, 6(8), 8	150,374,096	132,774,663	4,728,442
Right-of-use assets	4, 6(9), 8	8,291,517	7,748,042	275,927
Intangible assets	4, 6(10), 7	5,198,247	4,877,913	173,715
Deferred tax assets	4, 5, 6(25)	7,563,357	6,665,976	237,392
Prepayment for equipment		217,906	586,333	20,881
Refundable deposits	8	2,600,733	2,310,961	82,299
Other noncurrent assets		596,088	1,501,933	53,488
Total non-current assets		212,428,372	202,148,190	7,199,010
Total assets		366,261,693	366,454,101	13,050,360
Liabilities and Equity
Current liabilities
Short-term loans	6(11), 6(27)	12,015,206	11,057,132	393,773
Financial liabilities at fair value through profit or loss, current	4, 6(12)	—	2,326	83
Contract liabilities, current	4, 6(20)	988,115	2,040,989	72,685
Notes and accounts payable		8,877,065	7,862,137	279,991
Other payables	7	15,325,954	17,877,736	636,671
Payables on equipment		3,031,184	5,448,921	194,050
Current tax liabilities	4	1,089,608	2,288,582	81,502
Lease liabilities, current	4, 6(9), 6(27)	569,957	550,147	19,592
Current portion of long-term liabilities	4, 6(13), 6(14), 6(27)	24,795,600	26,985,078	961,007
Other current liabilities	4, 6(16), 6(17), 6(27), 7	6,262,604	5,368,095	191,171
Total current liabilities		72,955,293	79,481,143	2,830,525
Non-current liabilities
Contract liabilities, noncurrent	4, 6(20)	482,080	456,480	16,256
Bonds payable	4, 6(13), 6(27)	18,687,591	16,690,474	594,390
Long-term loans	6(14), 6(27)	29,200,299	8,080,938	287,783
Deferred tax liabilities	4, 5, 6(25)	2,221,230	1,965,108	69,982
Lease liabilities, noncurrent	4, 6(9), 6(27)	5,461,068	5,026,717	179,014
Net defined benefit liabilities, noncurrent	4, 5, 6(15)	4,025,373	4,162,654	148,243
Guarantee deposits	6(27)	196,110	235,199	8,376
Other noncurrent liabilities	4, 6(16), 6(27), 9(5)	30,118,734	27,215,826	969,225
Total non-current liabilities		90,392,485	63,833,396	2,273,269
Total liabilities		163,347,778	143,314,539	5,103,794
Commitments and contingencies	9
Equity attributable to the parent company
Capital	4, 6(13), 6(18)
Common stock - NT$10 par value		117,243,187	124,224,015	4,423,932
Authorized: 26,000,000 thousand shares
Issued: 11,724,319 thousand shares as of December 31, 2019
Issued: 12,422,402 thousand shares as of December 31, 2020
Capital collected in advance		332,611	—	—
Additional paid-in capital	4, 6(13), 6(18), 6(19)
Premiums		34,404,110	36,809,962	1,310,896
Treasury stock transactions		3,888,150	4,663,538	166,080
Transactions with noncontrolling interests		587,627	479,236	17,067
Share-based payment		214,455	2,259,170	80,455
Stock options - conversion right		1,476,405	—	—
Other		13,211	241,081	8,586
Retained earnings	6(18)
Legal reserve		11,572,579	12,536,526	446,457
Special reserve		14,513,940	11,022,314	392,533
Unappropriated earnings		37,874,428	53,429,442	1,902,758
Other components of equity	4, 6(19)
Exchange differences on translation of foreign operations		(8,936,550)	(11,877,253)	(422,979)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		(2,266,311)	1,327,344	47,270
Unearned employee compensation		—	(3,667,395)	(130,605)
Treasury stock	4, 6(18), 6(19)	(8,413,992)	(8,421,774)	(299,921)
Total equity attributable to the parent company		202,503,850	223,026,206	7,942,529
Non-controlling interests	6(18)	410,065	113,356	4,037
Total equity		202,913,915	223,139,562	7,946,566
Total liabilities and equity		366,261,693	366,454,101	13,050,360

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2018, 2019 and 2020

(Expressed in Thousands, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2018	2019	2020
		NT$	NT$	NT$	US$
Operating revenues	4, 6(20), 7, 12	151,252,571	148,201,641	176,820,914	6,297,041
Operating costs	4, 6(4), 6(10), 6(15), 6(19), 6(20), 6(21), 7, 12	(128,412,544)	(126,886,669)	(137,823,813)	(4,908,255)
Gross profit		22,840,027	21,314,972	38,997,101	1,388,786
Operating expenses	4, 6(3), 6(10), 6(15), 6(19), 6(21), 7, 12
Sales and marketing expenses		(3,901,912)	(3,807,610)	(4,152,242)	(147,872)
General and administrative expenses		(4,940,906)	(5,318,576)	(6,664,166)	(237,328)
Research and development expenses		(13,025,139)	(11,860,244)	(12,895,501)	(459,241)
Expected credit impairment (losses) gains		(409,237)	(627,159)	392,145	13,965
Subtotal		(22,277,194)	(21,613,589)	(23,319,764)	(830,476)
Net other operating income and expenses	4, 6(8), 6(16), 6(22), 12	5,116,884	5,182,162	6,253,890	222,716
Operating income		5,679,717	4,883,545	21,931,227	781,026
Non-operating income and expenses
Interest income	4	789,001	994,061	737,913	26,279
Other income	4	602,375	711,614	698,155	24,863
Other gains and losses	4, 6(23), 6(29), 7, 12	(1,128,290)	1,166,729	48,766	1,737
Finance costs	6(23)	(2,851,225)	(2,997,643)	(2,073,433)	(73,840)
Share of profit or loss of associates and joint ventures	4, 6(6), 12	(616,665)	115,329	1,300,263	46,306
Bargain purchase gain	4, 6(28)	—	171,585	—	—
Exchange loss, net	4, 11	(356,993)	(238,624)	(100,141)	(3,566)
Subtotal		(3,561,797)	(76,949)	611,523	21,779
Income from continuing operations before income tax		2,117,920	4,806,596	22,542,750	802,805
Income tax benefit (expense)	4, 5, 6(25), 12	1,129,877	(230,346)	(1,691,083)	(60,224)
Net income		3,247,797	4,576,250	20,851,667	742,581
Other comprehensive income (loss)	6(24)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	4, 5, 6(15)	(55,060)	106,403	(192,581)	(6,858)
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income		1,454,018	5,486,209	4,815,361	171,487
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	4	(2,572)	—	—	—
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		(103,319)	899,025	883,508	31,464
Income tax related to items that will not be reclassified subsequently	4, 5, 6(25)	(358,296)	(457,619)	(211,419)	(7,529)
Subtotal		934,771	6,034,018	5,294,869	188,564
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(47,009)	(3,277,938)	(2,920,280)	(103,999)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		(23,966)	15,393	60,317	2,148
Income tax related to items that may be reclassified subsequently	4, 5, 6(25)	(28,186)	6,106	45,913	1,635
Subtotal		(99,161)	(3,256,439)	(2,814,050)	(100,216)
Total other comprehensive income, net of tax		835,610	2,777,579	2,480,819	88,348
Total comprehensive income		4,083,407	7,353,829	23,332,486	830,929
Net income (loss) attributable to:
Stockholders of the parent		7,677,735	8,155,097	22,860,744	814,129
Non-controlling interests		(4,429,938)	(3,578,847)	(2,009,077)	(71,548)
		3,247,797	4,576,250	20,851,667	742,581
Total comprehensive income (loss) attributable to:
Stockholders of the parent		8,617,239	10,947,889	25,214,910	897,967
Non-controlling interests		(4,533,832)	(3,594,060)	(1,882,424)	(67,038)
		4,083,407	7,353,829	23,332,486	830,929
Earnings per share (NTD)	4, 6(26)
Earnings per share-basic		0.65	0.71	1.93	0.07
Earnings per share-diluted		0.60	0.65	1.87	0.07

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2018

(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital		Retained Earnings		Other Components of Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unrealized Gains or Losses on Available- for-Sale Financial Assets	Gains or Losses on Hedging Instruments	Treasury Stock	Total	Non- Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2018	126,243,187	41,609,418	9,902,407	43,155,781	(5,689,210)	—	6,347,167	—	(12,904,560)	208,664,190	956,808	209,620,998
Impact of retroactive applications	—	—	—	17,065,856	3,088	(9,328,431)	(6,347,167)	—	—	1,393,346	1,597	1,394,943
Adjusted balance as of January 1, 2018	126,243,187	41,609,418	9,902,407	60,221,637	(5,686,122)	(9,328,431)	—	—	(12,904,560)	210,057,536	958,405	211,015,941
Appropriation and distribution of 2017 retained earnings
Legal reserve	—	—	962,873	(962,873)	—	—	—	—	—	—	—	—
Cash dividends	—	—	—	(8,557,023)	—	—	—	—	—	(8,557,023)	—	(8,557,023)
Net income (loss) for the year ended December 31, 2018	—	—	—	7,677,735	—	—	—	—	—	7,677,735	(4,429,938)	3,247,797
Other comprehensive income (loss), net of tax for the year ended December 31, 2018	—	—	—	(22,341)	4,733	959,170	—	(2,058)	—	939,504	(103,894)	835,610
Total comprehensive income (loss)	—	—	—	7,655,394	4,733	959,170	—	(2,058)	—	8,617,239	(4,533,832)	4,083,407
Share-based payment transaction	—	696,226	—	—	—	—	—	—	2,203,443	2,899,669	—	2,899,669
Treasury stock acquired	—	—	—	—	—	—	—	—	(6,261,018)	(6,261,018)	—	(6,261,018)
Treasury stock cancelled	(2,000,000)	(1,129,182)	—	—	—	—	—	—	3,129,182	—	—	—
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	10,338	—	10,573	—	(10,573)	—	—	—	10,338	—	10,338
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	(7,074)	(7,074)
Changes in subsidiaries’ ownership	—	39	—	(475,311)	—	—	—	—	—	(475,272)	(278,613)	(753,885)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	163,839	—	—	—	—	—	—	—	163,839	—	163,839
Others	—	(48,643)	—	(2,475,950)	—	—	—	—	—	(2,524,593)	4,327,882	1,803,289
Balance as of December 31, 2018	124,243,187	41,302,035	10,865,280	55,416,447	(5,681,389)	(8,379,834)	—	(2,058)	(13,832,953)	203,930,715	466,768	204,397,483

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2019

(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital			Retained Earnings			Other Components of Equity
	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Gains or Losses on Hedging Instruments	Treasury Stock	Total	Non- Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2019	124,243,187	—	41,302,035	10,865,280	—	55,416,447	(5,681,389)	(8,379,834)	(2,058)	(13,832,953)	203,930,715	466,768	204,397,483
Impact of retroactive applications	—	—	(10,427)	—	—	—	(13,935)	—	—	—	(24,362)	—	(24,362)
Adjusted balance as of January 1, 2019	124,243,187	—	41,291,608	10,865,280	—	55,416,447	(5,695,324)	(8,379,834)	(2,058)	(13,832,953)	203,906,353	466,768	204,373,121
Appropriation and distribution of 2018 retained earnings
Legal reserve	—	—	—	707,299	—	(707,299)	—	—	—	—	—	—	—
Special reserve	—	—	—	—	14,513,940	(14,513,940)	—	—	—	—	—	—	—
Cash dividends	—	—	—	—	—	(6,916,105)	—	—	—	—	(6,916,105)	—	(6,916,105)
Net income (loss) for the year ended December 31, 2019	—	—	—	—	—	8,155,097	—	—	—	—	8,155,097	(3,578,847)	4,576,250
Other comprehensive income (loss), net of tax for the year ended December 31, 2019	—	—	—	—	—	84,744	(3,241,226)	5,949,274	—	—	2,792,792	(15,213)	2,777,579
Total comprehensive income (loss)	—	—	—	—	—	8,239,841	(3,241,226)	5,949,274	—	—	10,947,889	(3,594,060)	7,353,829
Share-based payment transaction	—	—	377,004	—	—	—	—	—	—	—	377,004	—	377,004
Conversion of convertible bonds	—	332,611	130,804	—	—	—	—	—	—	—	463,415	—	463,415
Treasury stock acquired	—	—	—	—	—	—	—	—	—	(2,859,498)	(2,859,498)	—	(2,859,498)
Treasury stock cancelled	(7,000,000)	—	(1,387,127)	—	—	—	—	—	—	8,387,127	—	—	—
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	—	14,123	—	—	387,654	—	(387,654)	—	—	14,123	—	14,123
Changes in subsidiaries’ ownership	—	—	1,179	—	—	(22,280)	—	—	—	—	(21,101)	24,740	3,639
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	—	140,909	—	—	—	—	—	—	(108,668)	32,241	—	32,241
Disposal of equity instruments investments measured at fair value through other comprehensive income	—	—	—	—	—	(551,903)	—	551,903	—	—	—	—	—
Others	—	—	15,458	—	—	(3,457,987)	—	—	2,058	—	(3,440,471)	3,512,617	72,146
Balance as of December 31, 2019	117,243,187	332,611	40,583,958	11,572,579	14,513,940	37,874,428	(8,936,550)	(2,266,311)	—	(8,413,992)	202,503,850	410,065	202,913,915

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2020

(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital			Retained Earnings			Other Components of Equity
	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non- Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2020	117,243,187	332,611	40,583,958	11,572,579	14,513,940	37,874,428	(8,936,550)	(2,266,311)	—	(8,413,992)	202,503,850	410,065	202,913,915
Appropriation and distribution of 2019 retained earnings
Legal reserve	—	—	—	963,947	—	(963,947)	—	—	—	—	—	—	—
Cash dividends	—	—	—	—	—	(9,765,155)	—	—	—	—	(9,765,155)	—	(9,765,155)
Special reserve reversed	—	—	—	—	(3,491,626)	3,491,626	—	—	—	—	—	—	—
Net income (loss) for the year ended December 31, 2020	—	—	—	—	—	22,860,744	—	—	—	—	22,860,744	(2,009,077)	20,851,667
Other comprehensive income (loss), net of tax for the year ended December 31, 2020	—	—	—	—	—	(157,529)	(2,940,703)	5,452,398	—	—	2,354,166	126,653	2,480,819
Total comprehensive income (loss)	—	—	—	—	—	22,703,215	(2,940,703)	5,452,398	—	—	25,214,910	(1,882,424)	23,332,486
Share-based payment transaction	2,000,300	—	2,628,061	—	—	—	—	—	(3,667,395)	1,678,272	2,639,238	—	2,639,238
Conversion of convertible bonds	4,980,528	(332,611)	1,862,366	—	—	—	—	—	—	—	6,510,283	—	6,510,283
Treasury stock acquired	—	—	—	—	—	—	—	—	—	(1,678,272)	(1,678,272)	—	(1,678,272)
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	—	(294)	—	—	33,378	—	(33,378)	—	—	(294)	—	(294)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(51,565)	(51,565)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	—	—	(106,879)	—	—	—	—	—	—	—	(106,879)	106,879	—
Changes in subsidiaries’ ownership	—	—	(1,218)	—	—	(816,632)	—	—	—	—	(817,850)	(10,331)	(828,181)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	—	192,042	—	—	—	—	—	—	(7,782)	184,260	—	184,260
Disposal of equity instruments investments measured at fair value through other comprehensive income	—	—	—	—	—	1,825,365	—	(1,825,365)	—	—	—	—	—
Non-Controlling Interests	—	—	—	—	—	—	—	—	—	—	—	(551,608)	(551,608)
Others	—	—	(705,049)	—	—	(952,836)	—	—	—	—	(1,657,885)	2,092,340	434,455
Balance as of December 31, 2020	124,224,015	—	44,452,987	12,536,526	11,022,314	53,429,442	(11,877,253)	1,327,344	(3,667,395)	(8,421,774)	223,026,206	113,356	223,139,562

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018, 2019 and 2020

(Expressed in Thousands)

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income before tax	2,117,920	4,806,596	22,542,750	802,805
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	49,948,589	47,172,881	46,163,693	1,644,006
Amortization	2,100,130	2,216,654	2,744,383	97,734
Expected credit impairment losses (gains)	409,237	627,159	(392,145)	(13,965)
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	1,167,735	(1,279,931)	(2,011,403)	(71,630)
Interest expense	2,768,672	2,933,815	2,004,418	71,382
Interest income	(789,001)	(994,061)	(737,913)	(26,279)
Dividend income	(602,375)	(711,614)	(698,155)	(24,863)
Share-based payment	695,669	366,186	959,219	34,160
Share of loss (profit) of associates and joint ventures	616,665	(115,329)	(1,300,263)	(46,306)
Gain on disposal of property, plant and equipment	(136,743)	(43,036)	(1,137,320)	(40,503)
Loss on disposal of investments	19,286	16,293	91,070	3,243
Impairment loss on non-financial assets	46,225	118,134	—	—
Exchange loss (gain) on financial assets and liabilities	1,217,590	206,612	(1,386,657)	(49,381)
Bargain purchase gain	—	(171,585)	—	—
Gain on lease modification	—	—	(1,765)	(63)
Amortization of deferred government grants	(3,885,722)	(4,062,148)	(3,994,818)	(142,266)
Income and expense adjustments	53,575,957	46,280,030	40,302,344	1,435,269
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	789,666	(594,847)	876,876	31,228
Contract assets	(357,515)	(126,340)	(49,108)	(1,749)
Notes receivable and accounts receivable	(1,382,668)	439,400	(1,501,100)	(53,458)
Other receivables	618,317	67,347	(224,488)	(7,995)
Inventories	(46,497)	(1,370,249)	(1,014,039)	(36,113)
Other current assets	743,519	5,769,041	2,981,984	106,196
Contract fulfillment costs	(448,933)	8,054	4,200	150
Contract liabilities	(3,020,517)	69,329	1,072,225	38,185
Notes and accounts payable	257,044	(739,066)	(944,909)	(33,651)
Other payables	(332,290)	511,244	2,247,473	80,038
Other current liabilities	215,062	796,243	(593,710)	(21,144)
Net defined benefit liabilities	(26,405)	(35,398)	(55,300)	(1,969)
Other noncurrent liabilities	—	(3,240)	53,743	1,914
Cash generated from operations	52,702,660	55,878,144	65,698,941	2,339,706
Interest received	666,774	973,241	758,235	27,003
Dividend received	782,157	818,691	1,041,972	37,107
Interest paid	(2,221,301)	(2,147,320)	(1,735,327)	(61,799)
Income tax paid	(995,314)	(618,608)	(18,629)	(664)
Net cash provided by operating activities	50,934,976	54,904,148	65,745,192	2,341,353
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(593,563)	(354,249)	(1,118,572)	(39,835)
Proceeds from disposal of financial assets at fair value through profit or loss	1,061	229,553	326,127	11,614
Proceeds from disposal of financial assets at fair value through other comprehensive income or loss	—	44,466	—	—
Acquisition of investments accounted for under the equity method	(840,000)	(730,000)	(59,900)	(2,133)
Proceeds from disposal of investments accounted for under the equity method	—	5,970	30,611	1,090
Increase in prepayment for investments	—	(17,974)	—	—
Proceeds from capital reduction and liquidation of investments	61,800	32,214	27,200	969
Acquisition of subsidiary (net of cash acquired)	—	(12,800,981)	—	—
Disposal of subsidiary	(9,813)	32,017	(785,772)	(27,983)
Derecognition of hedging financial assets and liabilities	(2,572)	—	—	—
Acquisition of property, plant and equipment	(19,590,075)	(16,518,483)	(26,345,302)	(938,223)
Proceeds from disposal of property, plant and equipment	200,991	45,042	1,737,125	61,863
Increase in refundable deposits	(1,674,984)	(257,909)	(160,254)	(5,707)
Decrease in refundable deposits	691,807	441,013	448,893	15,986
Acquisition of intangible assets	(838,675)	(2,443,593)	(2,009,031)	(71,547)
Government grants related to assets acquisition	7,129,770	617,685	242,264	8,628
Increase in other financial assets	—	—	(18,422,183)	(656,061)
Decrease in other financial assets	—	—	5,984,342	213,118
Increase in other noncurrent assets	(36,440)	(15,074)	(7,049)	(251)
Decrease in other noncurrent assets	1,090	8,786	—	—
Net cash used in investing activities	(15,499,603)	(31,681,517)	(40,111,501)	(1,428,472)

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018, 2019 and 2020

(Expressed in Thousands)

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase in short-term loans	22,021,005	25,732,933	16,271,732	579,478
Decrease in short-term loans	(34,309,253)	(26,726,656)	(17,205,124)	(612,718)
Cash payments for the principal portion of the lease liability	—	(633,488)	(726,626)	(25,877)
Redemption of bonds	(7,500,000)	(2,500,000)	(13,702,875)	(487,994)
Proceeds from long-term loans	758,500	11,449,930	13,528,900	481,798
Repayments of long-term loans	(2,638,697)	(7,572,939)	(13,391,980)	(476,921)
Increase in guarantee deposits	213,432	269,415	303,720	10,816
Decrease in guarantee deposits	(125,301)	(17,146)	(363,539)	(12,947)
Cash dividends	(8,557,684)	(6,911,058)	(9,765,694)	(347,781)
Treasury stock acquired	(6,148,273)	(2,972,243)	(1,678,272)	(59,768)
Treasury stock sold to employees	2,204,000	—	1,677,900	59,754
Change in non-controlling interests	597,385	3,388	(551,608)	(19,644)
Others	—	10,818	2,120	75
Net cash used in financing activities	(33,484,886)	(9,867,046)	(25,601,346)	(911,729)
Effect of exchange rate changes on cash and cash equivalents	36,680	(1,524,847)	(1,476,786)	(52,592)
Net increase (decrease) in cash and cash equivalents	1,987,167	11,830,738	(1,444,441)	(51,440)
Cash and cash equivalents at beginning of year	81,674,572	83,661,739	95,492,477	3,400,729
Cash and cash equivalents at end of year	83,661,739	95,492,477	94,048,036	3,349,289

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

The consolidated financial statements of the Company were approved and authorized for issue by the audit committee of the Board of Directors on April 28, 2021.

3.	NEW ACCOUNTING PRONOUNCEMENT UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)
(1)

The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which have been issued by the International Accounting Standards Board (IASB) and become effective for annual periods beginning on or after January 1, 2020. There were no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)	The Company has not adopted the following new, revised or amended IFRSs that have been issued by the IASB but not yet effective:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)	January 1, 2021
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” – Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IAS 1“Presentation of Financial Statements”– Classification of Liabilities as Current or Non-current	January 1, 2023
Narrow-scope amendments of IFRS, including Amendments to IFRS 3, Amendments to IAS 16, Amendments to IAS 37	January 1, 2022
Annual Improvements to IFRS Standards 2018 – 2020:
Amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards”	January 1, 2022
Amendments to IFRS 9 “Financial Instruments”	January 1, 2022
Amendments to IFRS 16 “Leases”	January 1, 2022
Amendments to IAS 41 “Agriculture”	January 1, 2022
Amendments to IAS 1 “Presentation of Financial Statements” – Disclosure Initiative – Accounting Policies	January 1, 2023
Amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” – Definition of Accounting Estimates	January 1, 2023

(3)	The potential effects of adopting the standards or interpretations issued by IASB on the Company’s financial statements in future periods are summarized as below:
a.

Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9 “Financial Instruments” (IFRS 9), IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39), IFRS 7 “Financial Instruments: Disclosures” (IFRS 7), IFRS 4 “Insurance Contracts” (IFRS 4) and IFRS 16 “Leases” (IFRS 16)

The final phase amendments mainly relate to the effects of the interest rate benchmark reform on the companies’ financial statements:

i.

A company will not have to derecognise or adjust the carrying amount of financial instruments for changes to contractual cash flows as required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

ii.	A company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and
iii.	A company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.
b.

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

c.	IAS 1 “Presentation of Financial Statements” (IAS 1) - Classification of Liabilities as Current or Non-current (Amendment)

These are the amendments to paragraphs 69-76 of IAS 1 presentation of financial statements and the amended paragraphs related to the classification of liabilities as current or non-current.

d.	Narrow-scope amendments of IFRS, including Amendments to IFRS 3, Amendments to IAS 16, Amendments to IAS 37
i.	Updating a Reference to the Conceptual Framework (Amendments to IFRS 3)

The amendments updated IFRS 3 by replacing a reference to an old version of the Conceptual Framework for Financial Reporting with a reference to the latest version, which was issued in March 2018.  The amendments also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities.  Besides, the amendments clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Conceptual Framework.

ii.	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use.  Instead, a company will recognise such sales proceeds and related cost in profit or loss.

iii.	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments clarify what costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous.

e.	Annual Improvements to IFRS Standards 2018 – 2020
i.	Amendment to IFRS 1

The amendment simplifies the application of IFRS 1 by a subsidiary that becomes a first-time adopter after its parent in relation to the measurement of cumulative translation differences.

ii.	Amendment to IFRS 9 Financial Instruments

The amendment clarifies the fees a company includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.

iii.	Amendment to Illustrative Examples Accompanying IFRS 16 Leases

The amendment to Illustrative Example 13 accompanying IFRS 16 modifies the treatment of lease incentives relating to lessee’s leasehold improvements.

f.	IAS 1 - Disclosure Initiative - Accounting Policies (Amendment)

The amendments improve accounting policy disclosures that to provide more useful information to investors and other primary users of the financial statements.

g.	IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (IAS 8) -Definition of Accounting Estimates (Amendment)

The amendments introduce the definition of accounting estimates and included other amendments to IAS 8 to help companies distinguish changes in accounting estimates from changes in accounting policies.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (c) ~ (g) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed. The rest of the standards listed are not expected to have material impact on the Company’s financial position and performance.

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

b.	The consolidated entities as of December 31, 2019 and 2020 were as follows:

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2019	2020
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	—
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	93.36	—
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	80.49	81.40
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	—
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	—
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00
WAVETEK-SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HJ)	Sales and manufacturing of integrated circuits	98.14	99.9985
HJ	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00
UNITED MICROCHIP CORPORATION and HJ	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	65.22	67.76

(4)	Business Combinations and Goodwill

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in accordance with IFRS 9, either in profit or loss or other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

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

b.	Foreign currency derivatives within the scope of IFRS 9 are accounted for based on the accounting policy for financial instruments.

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

(7)	Convenience Translation into U.S. Dollars

Translations of amounts from NTD into U.S. dollars (USD) for the reader’s convenience were calculated at the rate of USD1.00 to NTD28.08 on December 31, 2020 released by Board of Governors of the Federal Reserve System. No representation is made that the NTD amounts could have been, or could be, converted into USD at this rate.

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

Upon an associate’s issuance of new shares, if the Company takes up more shares than its original proportionate holding while maintaining its significant influence over that associate, such increase would be accounted for as an acquisition of an additional equity interest in the associate. Upon an associate’s issuance of new shares, if the Company does not take up proportionate shares resulting in decrease in its stockholding percentage while maintaining its significant influence over that associate, the Company treats the transaction as deemed disposal and reclassifies to profit or loss or other appropriate account(s) the proportion of the gain or loss previously recognized in other comprehensive income relating to that reduction in ownership interest.

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

Except for land, which is not depreciated, the estimated useful lives of the assets are as follows:

Buildings	7~56 years
Machinery and equipment	6~7 years
Transportation equipment	6~7 years
Furniture and fixtures	3~7 years
Leasehold improvement	The shorter of lease terms or useful lives
(15)	Lease

The summary of significant accounting policies since the adoption of IFRS 16 “Lease” in 2019 is as follows:

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

b.	At the commencement date, the right-of-use assets should be measured at cost, which comprise of:
i.	the amount of the initial measurement of the lease liabilities;
ii.	any lease payments made at or before the commencement date; and
iii.	any initial direct costs incurred.

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

For the liability component excluding the derivatives, its fair value is determined based on the effective interest rate applied at that time by the market to instruments of comparable credit status. The liability component is classified as a financial liability measured at amortized cost using the effective interest method before the instrument is converted or settled. For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Its carrying amount is not remeasured in the subsequent accounting periods. If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IFRS 9.

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

Equity-settled share-based payment transactions

The compensation cost of equity-settled transactions between the Company and its employees is measured at the fair value of the equity instruments on the grant date, and is recognized as expense, together with a corresponding increase in equity, over the vesting period.  When issuing restricted stocks for employees, the unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period.  The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has passed and the Company’s best estimate of the quantity of equity instruments that will ultimately vest. The movement in cumulative cost recognized at the beginning and end of the period is recognized through profit or loss for the period.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition. The Company shall recognize the services received in expense irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

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

Cash-settled share-based payment transactions

The compensation cost of cash-settled share-based payment transactions between the Company and its employees is measured at the fair value of the liability incurred and recognized as expense with corresponding liability over the vesting period.  The fair value of the liability is remeasured at the end of each reporting period and at the settlement date with the movement in fair value recognized through profit or loss for the period until the liability is settled.

(23)	Revenue Recognition

Revenue from Contracts with Customers

The Company recognizes revenue from contracts with customers by applying the following steps of IFRS 15 “Revenue from Contracts with Customers”:

a.	identify the contract with a customer;
b.	identify the performance obligations in the contract;
c.	determine the transaction price;
d.	allocate the transaction price to the performance obligations in the contract; and
e.	recognize revenue when (or as) the entity satisfies its performance obligations.

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

The Company bases its assumptions and estimates on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur. Given the global economic climate and unforeseen effects from COVID-19 pandemic, the process of estimation has become more challenging.  Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(1)	The Fair Value of Level 3 Financial Instruments

Where the fair values of the level 3 financial assets recorded on the balance sheet cannot be derived from active markets, they are determined by the application of an appropriate valuation method which was mainly the market approach. The valuation of these financial assets involves significant judgments such as the selection of comparable companies or equity transaction prices and the application of assumptions such as discounts for lack of marketability, valuation multiples, etc. Changes in assumptions about these factors could affect the reported fair value of the financial assets. Please refer to Note 11 for more details.

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

Defined benefit costs and the present value of the defined benefit obligation for a pension plan are determined using the projected unit credit method. An actuarial valuation involves making various assumptions, which include the determination of the discount rate, future salary increase rate, mortality rate, etc., and may differ from actual developments in the future. In determining the appropriate discount rate, management considers the interest rates of the government bonds extrapolated from maturity corresponding to the expected duration of the defined benefit obligation. As for the rate of future salary increase, management takes account of past experiences, comparisons within the industry and the geographical region, inflation and the discount rate. Due to the complexity of the actuarial valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. The assumptions used are disclosed in Note 6(15).

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

Deferred tax assets are recognized for all carryforward of unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized. The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences. Please refer to Note 6(25) for more details on unrecognized deferred tax assets.

6.	CONTENTS OF SIGNIFICANT ACCOUNTS
(1)	Cash and Cash Equivalents

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Cash on hand and petty cash	$6,074	$5,765
Checking and savings accounts	26,384,925	20,163,007
Time deposits	59,966,481	66,939,601
Repurchase agreements collateralized by government bonds and corporate notes	9,134,997	6,939,663
Total	$95,492,477	$94,048,036

(2)	Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$8,381,085	$9,654,682
Preferred stocks	3,299,419	3,299,004
Funds	2,195,524	2,674,476
Convertible bonds	145,445	412,175
Forward contracts	—	2,384
Total	$14,021,473	$16,042,721
Current	$722,794	$1,216,634
Noncurrent	13,298,679	14,826,087
Total	$14,021,473	$16,042,721

The Company had a call option of a joint venture agreement between FUJITSU SEMICONDUCTOR LIMITED (FSL) and UMC, which was measured at fair value and the change in the fair value was recorded in profit or loss. On June 29, 2018, the Board of Directors of UMC resolved to exercise the call option and completed the acquisition on October 1, 2019. Please refer to Note 6(28).

(3)	Accounts Receivable, Net

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Accounts receivable	$26,136,293	$27,300,439
Less: loss allowance	(621,410)	(206,084)
Net	$25,514,883	$27,094,355

Aging analysis of accounts receivable:

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Neither past due	$21,924,797	$23,801,905
Past due:
≤ 30 days	2,364,311	2,730,865
31 to 60 days	204,791	95,398
61 to 90 days	85,131	13,258
91 to 120 days	138,788	23,774
≥ 121 days	1,418,475	635,239
Subtotal	4,211,496	3,498,534
Total	$26,136,293	$27,300,439

Movement of loss allowance for accounts receivable:

	For the years ended December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Beginning balance	$48,152	$621,410
Net recognize (reversal) for the period	573,258	(415,326)
Ending balance	$621,410	$206,084

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the years ended December 31, 2018, 2019 and 2020, the expected credit loss rates are not greater than 0.2%.  The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment.  For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(4)	Inventories, Net

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Raw materials	$5,102,571	$5,507,002
Supplies and spare parts	3,548,376	4,290,672
Work in process	11,309,718	11,872,971
Finished goods	1,754,137	881,841
Total	$21,714,802	$22,552,486

a.

For the years ended December 31, 2018, 2019 and 2020, the Company recognized NT$123,795 million, NT$122,999 million and NT$133,143 million, respectively, in operating costs, of which NT$1,698 million and NT$820 million in 2018 and 2019, respectively, were related to write-down of inventories and NT$272 million in 2020 was related to reversal of write-down of inventories.

b.	None of the aforementioned inventories were pledged.

(5)	Financial Assets at Fair Value through Other Comprehensive Income, Non-Current

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Equity instruments
Common stocks	$14,547,738	$10,355,999
Preferred stocks	175,494	170,145
Total	$14,723,232	$10,526,144

The fair value of each investment in equity instrument to be measured at fair value through other comprehensive income is as follows:

		As of December 31,
Type of securities	Name of securities	2019	2020
		NT$	NT$
		(In Thousands)	(In Thousands)
Common stock	SILICON INTEGRATED SYSTEMS CORP.	961,898	2,039,645
Common stock	UNIMICRON HOLDING LIMITED	795,795	722,122
Common stock	UNIMICRON TECHNOLOGY CORP. (Please refer to Note 6(6))	8,237,712	—
Common stock	ITE TECH. INC.	616,333	950,674
Common stock	NOVATEK MICROELECTRONICS CORP.	3,601,365	6,068,053
Common stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	334,635	575,505
Preferred stock	MTIC HOLDINGS PTE. LTD.	175,494	170,145

a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.
b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the years ended December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Held at end of period	$365,052	$286,795
Derecognized during the period	—	—
Total	$365,052	$286,795

c.

In consideration of the Company’s investment strategy, the Company disposed and derecognized certain investments designated as fair value through other comprehensive income. Details on derecognition of such investments for the years ended December 31, 2019 and 2020 were as follows:

	For the years ended December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Fair value on the date of disposal	$2,348,454	$9,012,450
Cumulative gains (losses) reclassified to retained earnings due to derecognition	$(551,903)	$1,825,365

Please refer to Note 6(6) for details on cumulative gains (losses) reclassified to retained earnings due to derecognition.

(6)	Investments Accounted for Under the Equity Method
a.	Details of investments accounted for under the equity method is as follows:

	As of December 31,
	2019		2020
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
	NT$		NT$
	(In Thousands)		(In Thousands)
Listed companies
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,473,028	13.78	$1,583,971	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note B)	—	—	9,072,632	13.36
CLIENTRON CORP. (CLIENTRON) (Note C)	276,515	21.90	—	—
Unlisted companies
MTIC HOLDINGS PTE. LTD.	18,157	45.44	26,966	45.44
PURIUMFIL INC.	7,164	44.45	6,206	44.45
UNITECH CAPITAL INC.	642,660	42.00	823,185	42.00
TRIKNIGHT CAPITAL CORPORATION	2,281,631	40.00	2,481,874	40.00
HSUN CHIEH INVESTMENT CO., LTD.	1,686,502	36.49	2,312,698	36.49
HSUN CHIEH CAPITAL CORP.	122,060	30.00	195,675	40.00
YANN YUAN INVESTMENT CO., LTD.	2,761,821	30.87	3,554,979	30.87
UNITED LED CORPORATION HONG KONG LIMITED	121,973	25.14	96,026	25.14
VSENSE CO., LTD.	592	25.90	941	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note D)	172,414	10.38	174,985	10.38
WINAICO IMMOBILIEN GMBH (Note E)	—	44.78	—	—
Total	$9,564,517		$20,330,138

Note A:

Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B:

Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that the Company obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors. UNIMICRON was previously measured at fair value through other comprehensive income and reclassified as investments accounted for under the equity method. Cumulative fair value changes that was previously recognized in other comprehensive income up to reclassification date was reclassified to retained earnings in the current period.

Note C:

In April 2020, the Company disposed of the ownership of shares of CLIENTRON and reclassified the investment as financial assets at fair value through profit or loss due to loss of significant influence over it.

Note D:	The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.
Note E:	WINAICO IMMOBILIEN GMBH was a joint venture to the Company disposed in December 2020.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,750 million and NT$10,657 million, as of December 31, 2019 and 2020, respectively. The fair value of these investments were NT$2,244 million and NT$18,885 million, as of December 31, 2019 and 2020, respectively.

Although the Company is the largest shareholder of some associates; after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation.  Therefore, the Company does not control but owns significant influence over the aforementioned associates.

None of the aforementioned associates and joint ventures were pledged.

b.	Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company. For individually immaterial associates and joint ventures, the following tables summarize the amount recognized by the Company at its share of those associates and joint ventures separately. When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2018, 2019 and 2020 were NT$(16) million, NT$(9) million and NT$(53) million, respectively, which were not included in the following table.

i.	The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method is as follows:

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Profit (loss) from continuing operations	$(616,665)	$115,329	$1,300,263
Other comprehensive income (loss)	(82,871)	873,308	973,946
Total comprehensive income (loss)	$(699,536)	$988,637	$2,274,209

ii.

The aggregate amount of the Company’s share of all its individually immaterial joint ventures that are accounted for using the equity method were nil for the years ended December 31, 2018, 2019 and 2020, respectively.

(7)	Other current assets

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Time deposits with original maturities of over three months to a year	$2,353,066	$14,305,779
Others	6,850,327	2,945,390
Total	$9,203,393	$17,251,169

(8)	Property, Plant and Equipment

2019

a. Assets Used by the Company:

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

b. Assets Subject to Operating Leases:

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

2020

a. Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2020	$1,692,123	$38,437,588	$865,547,572	$65,909	$6,842,124	$65,883	$5,583,516	$918,234,715
Additions	—	—	—	—	—	—	26,420,747	26,420,747
Disposals	—	(1,316,833)	(5,305,744)	(10,856)	(169,716)	—	(12,938)	(6,816,087)
Transfers and reclassifications	—	109,586	17,142,065	—	246,622	62	(15,528,464)	1,969,871
Exchange effect	(1,510)	27,169	(5,814,568)	(155)	(10,252)	(2,171)	66,435	(5,735,052)
As of December 31, 2020	$1,690,613	$37,257,510	$871,569,325	$54,898	$6,908,778	$63,774	$16,529,296	$934,074,194

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2020	$—	$18,950,520	$745,722,965	$47,794	$5,383,434	$46,147	$—	$770,150,860
Depreciation	—	1,688,455	43,089,767	5,334	513,055	7,894	—	45,304,505
Disposals	—	(788,342)	(5,301,373)	(10,412)	(169,680)	—	—	(6,269,807)
Transfers and reclassifications	—	—	—	—	1,082	(1,924)	—	(842)
Exchange effect	—	655	(5,824,014)	16	(12,552)	(2,154)	—	(5,838,049)
As of December 31, 2020	$—	$19,851,288	$777,687,345	$42,732	$5,715,339	$49,963	$—	$803,346,667
Net carrying amount:
As of December 31, 2020	$1,690,613	$17,406,222	$93,881,980	$12,166	$1,193,439	$13,811	$16,529,296	$130,727,527

b. Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2020	$459,635	$2,637,271	$125,413	$1,315,180	$4,537,499
Disposals	—	(179,132)	—	—	(179,132)
Exchange effect	(13)	(6,828)	—	453	(6,388)
As of December 31, 2020	$459,622	$2,451,311	$125,413	$1,315,633	$4,351,979

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2020	$—	$1,019,036	$125,413	$1,102,809	$2,247,258
Depreciation	—	100,454	—	69,425	169,879
Disposals	—	(107,240)	—	—	(107,240)
Exchange effect	—	(4,705)	—	(349)	(5,054)
As of December 31, 2020	$—	$1,007,545	$125,413	$1,171,885	$2,304,843
Net carrying amount:
As of December 31, 2020	$459,622	$1,443,766	$—	$143,748	$2,047,136

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

In order to improve operations, reduce fixed costs and obtain the funds required for the company future operation, the subsidiary of new business segment (NEXPOWER) disposed of the building and its facility equipment located in Taichung City in the third quarter of 2020 in accordance with a resolution of the Board of Directors’ meeting.  The disposal gain of NT$1,081 million was recorded in the other operating income and expenses.

Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases

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

a. The Company as a lessee

(a) Right-of-use Assets

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Land (including land use right)	$5,700,136	$5,146,342
Buildings	473,558	352,119
Machinery and equipment	2,092,924	2,227,035
Transportation equipment	12,019	12,252
Other equipment	12,880	10,294
Net	$8,291,517	$7,748,042

	For the years ended December 31,
	2019	2020
	NT$	NT$
Depreciation	(In Thousands)	(In Thousands)
Land (including land use right)	$366,827	$333,402
Buildings	87,572	120,111
Machinery and equipment	180,115	223,120
Transportation equipment	6,001	8,145
Other equipment	4,030	4,531
Total	$644,545	$689,309

i. For the years ended December 31, 2019 and 2020, the Company’s addition to right-of-use assets amounted to NT$264 million and NT$567 million, respectively.

ii.Please refer to Note 8 for right-of-use assets pledged as collateral.

(b) Lease Liabilities

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Current	$569,957	$550,147
Noncurrent	5,461,068	5,026,717
Total	$6,031,025	$5,576,864

Please refer to Note 6(23) for the interest expenses on the lease liabilities.

b. The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

(10)	Intangible Assets

2019

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2019	$15,012	$1,125,804	$4,511,629	$3,190,116	$8,842,561
Additions	—	1,666,599	806,915	851,679	3,325,193
Write-off	—	(383,745)	(953,128)	(638,815)	(1,975,688)
Disposal of a subsidiary	—	—	—	(93)	(93)
Acquisition of a subsidiary	—	964,903	198,181	155,670	1,318,754
Reclassifications	—	53,661	—	—	53,661
Exchange effect	—	(80,074)	(380,092)	(10,551)	(470,717)
As of December 31, 2019	$15,012	$3,347,148	$4,183,505	$3,548,006	$11,093,671

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2019	$—	$601,649	$2,843,411	$2,405,697	$5,850,757
Amortization	—	760,010	531,790	874,810	2,166,610
Impairment loss	7,398	—	—	—	7,398
Write-off	—	(383,745)	(953,128)	(638,815)	(1,975,688)
Disposal of a subsidiary	—	—	—	(93)	(93)
Reclassifications	—	414	—	—	414
Exchange effect	—	(27,152)	(122,850)	(3,972)	(153,974)
As of December 31, 2019	$7,398	$951,176	$2,299,223	$2,637,627	$5,895,424
Net carrying amount:
As of December 31, 2019	$7,614	$2,395,972	$1,884,282	$910,379	$5,198,247

 2020

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2020	$15,012	$3,347,148	$4,183,505	$3,548,006	$11,093,671
Additions	—	1,201,288	212,269	862,063	2,275,620
Write-off	—	(312,411)	(11,023)	(915,703)	(1,239,137)
Reclassifications	—	(3,808)	—	—	(3,808)
Exchange effect	—	32,341	145,714	2,886	180,941
As of December 31, 2020	$15,012	$4,264,558	$4,530,465	$3,497,252	$12,307,287

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2020	$7,398	$951,176	$2,299,223	$2,637,627	$5,895,424
Amortization	—	1,363,607	536,953	810,225	2,710,785
Write-off	—	(312,411)	(11,023)	(915,703)	(1,239,137)
Reclassifications	—	841	—	—	841
Exchange effect	—	31,815	26,884	2,762	61,461
As of December 31, 2020	$7,398	$2,035,028	$2,852,037	$2,534,911	$7,429,374
Net carrying amount:
As of December 31, 2020	$7,614	$2,229,530	$1,678,428	$962,341	$4,877,913

The amortization amounts of intangible assets is as follows:

	For the years ended December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Operating costs	$827,596	$866,497
Operating expenses	$1,339,014	$1,844,288

(11)	Short-Term Loans

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured bank loans	$8,080,200	$11,057,132
Unsecured other loans	3,935,006	—
Total	$12,015,206	$11,057,132

	For the years ended December 31,
	2018	2019	2020
Interest rates applied	0.00%~4.55%	0.00%~4.55%	0.00%~4.05%

The Company’s unused short-term lines of credit amounted to NT$64,169 million and NT$63,177 million as of December 31, 2019 and 2020, respectively.

(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Forward contracts	$—	$2,326

(13)	Bonds Payable

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured domestic bonds payable	$21,200,000	$18,700,000
Unsecured convertible bonds payable	17,729,293	—
Less: Discounts on bonds payable	(147,877)	(9,616)
Total	38,781,416	18,690,384
Less: Current portion	(20,093,825)	(1,999,910)
Net	$18,687,591	$16,690,474

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest was paid annually and the principal was fully repaid in March 2020.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal will be repayable in June 2021 upon maturity.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.

b.

On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. In accordance with IAS 32 “Financial Instruments: Presentation”, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million. The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%. The terms and conditions of the bonds are as follows:

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

v.	Conversion of Bonds:

The last conversion date of the bonds was on March 31, 2020. For the years ended December 31, 2019 and 2020, the outstanding principal amount of the convertible bonds totaling US$15 million and US$215 million had been converted into 33 million shares and 465 million shares, respectively.

Upon the maturity date of May 18, 2020, UMC fully redeemed the remaining unconverted bonds at 98.76% of the principal amount. The Principal amount of redemption amounted to US$369 million.  UMC reclassified cancelled convertible rights of NT$1,166 million from additional paid in capital-stock options to additional paid in capital-others.

(14)Long-Term Loans

a. Details of long-term loans as of December 31, 2019 and 2020 were as follows:

	As of December 31,
Lenders	2019	2020	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Secured Long-Term Loan from Mega International Commercial Bank (1)	$3,827	$1,640	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	10,380	19,464	Effective October 24, 2019 to October 24, 2024. Interest- only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	1,288	—	Effective August 10, 2015 to August 10, 2020. Interest- only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	71,351	59,459	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	29,896	21,146	Repayable monthly from May 31, 2019 to May 31, 2023 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	—	56,000	Repayable monthly from September 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	—	28,965	Repayable monthly from November 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others (Note A)	26,892,457	22,236,343	Effective October 20, 2016 to October 20, 2024. Interest- only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.
Unsecured Long-Term Loan from ICBC Bank	1,744,975	1,702,589	Effective September 20, 2019 to September 9, 2021, Interest-only payment for the semi-annually year. Principal is repaid in 4 semi-annual payments with quarterly interest payments.
Unsecured Long-Term Loan from CTBC Bank	747,900	—	Settlement beforehand on September 28, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Xiamen Bank	—	440,500

Effective November 24, 2020 to May 24, 2022.  Interest-

   only payment for the first semi-annually year.  The

   principal will be repaid semi-annually of RMB 0.1 million

   and the remaining principal will be repaid once at

   maturity, and the interest will be paid monthly.

Unsecured Long-Term Loan from Bank of Taiwan	—	2,000,000	Effective March 10, 2022 to December 10, 2024. Principal is repaid in 12 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	—	2,000,000	Effective May 5, 2023 to May 5, 2025. Principal is repaid in 9 quarterly payments with monthly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note B)	2,000,000	1,500,000	Repayable semi-annually from October 16, 2020 to April 16, 2022 with monthly interest payments.
Unsecured Revolving Loan from Taipei Fubon Bank (Note C)	—	700,000	Repayable annually from August 9, 2021 to August 9, 2023 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note D)	2,400,000	1,000,000	Repayable quarterly from October 27, 2021 to October 27, 2022 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note E)	—	1,000,000	Repayable annually from December 11, 2021 to December 11, 2023 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (Note F)	—	300,000	Settlement due on May 15, 2025 with monthly interest payments.
Subtotal	33,902,074	33,066,106
Less: Current portion	(4,701,775)	(24,985,168)
Total	$29,200,299	$8,080,938

	For the years ended December 31,
	2018	2019	2020
Interest rates applied	0.99%~5.56%	0.55%~5.56%	0.84%~4.67%

Note A:

USCXM, the subsidiary of UMC failed to comply with the loan covenant to maintain its financial ratio at certain level and therefore the loan is reclassified to current liabilities.  USCXM has notified the bank and executed the exemption application process.  The exemption has been obtained as of April 21, 2021.

Note B:

UMC entered into a 5-year loan agreement with Mega International Commercial Bank, effective from October 17, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the two years and six months after the first use and every six months thereafter, with a total of six adjustments. The expiration date of the agreement is April 16, 2022. As of December 31, 2019 and 2020, the unused line of credit were NT$0.5 billion and nil, respectively.

Note C:

UMC entered into a 5-year loan agreement with Taipei Fubon Bank, effective from February 9, 2018.  The agreement offered UMC a revolving line of credit of NT$2 billion.  This line of credit will be reduced starting from the end of the two years after the first use and every twelve months thereafter, with a total of four adjustments.  The expiration date of the agreement is August 9, 2023.  As of December 31, 2019 and 2020, the unused line of credit were NT$2 billion and NT$0.8 billion, respectively.

Note D:

UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from November 2, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments. The expiration date of the agreement is October 27, 2022. As of December 31, 2019 and 2020, the unused line of credit were NT$0.6 billion and NT$1.7 billion, respectively.

Note E:

UMC entered into a 5-year loan agreement with KGI Commercial Bank, effective from September 11, 2018.  The agreement offered UMC a revolving line of credit of NT$2.5 billion.  This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments.  The expiration date of the agreement is December 11, 2023.  As of December 31, 2019 and 2020, the unused line of credit were NT$2.5 billion and NT$1 billion, respectively.

Note F:

First Commercial Bank approved the 1-year credit loan on December 30, 2019, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to December 30, 2020.  As of December 31, 2019 and 2020, the unused line of credit were NT$2 billion and nil, respectively.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long- term loans.
c.

In 2014, UMC resolved to provide endorsement for NEXPOWER’s syndicated loan from banks including Bank of Taiwan. The maximum balance for the year ended December 31, 2019 was NT$2,448 million. As of December 31, 2019, the actual amount provided was NT$748 million.

d.

In 2016, HJ resolved to provide endorsement for USCXM’s syndicated loan from banks including China Development Bank. The maximum balance for the years ended December 31, 2019 and 2020 were NT$8,832 million and NT$8,362 million, respectively. As of December 31, 2019 and 2020, the actual amount provided were NT$3,914 million and NT$4,564 million, respectively.

e.

In 2017, UMC resolved to provide endorsement for USCXM’s syndicated loan from banks including China Development Bank. The maximum balance for the years ended December 31, 2019 and 2020 were US$464 million and US$371 million/RMB¥1.97 billion, respectively. As of December 31, 2019 and 2020, the actual amount provided were NT$13,696 million and NT$10,350 million, respectively.

(15)	Post-Employment Benefits
a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$1,339 million, NT$1,369 million and NT$1,478 million are contributed by the Company for the years ended December 31, 2018, 2019 and 2020, respectively.

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. For the years ended December 31, 2018, 2019 and 2020, total pension expenses of NT$69 million, NT$59 million and NT$40 million, respectively, were recognized by the Company.

i.	Movements in present value of defined benefit obligation during the year:

	For the years ended December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Defined benefit obligation at beginning of year	$(5,620,509)	$(5,411,069)
Items recognized as profit or loss:
Service cost	(21,043)	(13,090)
Interest cost	(51,146)	(36,254)
Subtotal	(72,189)	(49,344)
Remeasurements recognized in other comprehensive income (loss):
Arising from changes in financial assumptions	(114,976)	(173,615)
Experience adjustments	180,095	(70,461)
Subtotal	65,119	(244,076)
Benefits paid	216,510	142,490
Defined benefit obligation at end of year	$(5,411,069)	$(5,561,999)

ii.	Movements in fair value of plan assets during the year:

	For the years ended December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Beginning balance of fair value of plan assets	$1,453,335	$1,385,696
Items recognized as profit or loss:
Interest income on plan assets	13,225	9,284
Contribution by employer	94,362	95,360
Benefits paid	(216,510)	(142,490)
Remeasurements recognized in other comprehensive income (loss):
Return on plan assets, excluding amounts included in interest income	41,284	51,495
Fair value of plan assets at end of year	$1,385,696	$1,399,345

The actual returns on plan assets of the Company for the years ended December 31, 2019 and 2020 were NT$55 million and NT$61 million, respectively.

iii.	The defined benefit plan recognized on the consolidated balance sheets is as follows:

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Present value of the defined benefit obligation	$(5,411,069)	$(5,561,999)
Fair value of plan assets	1,385,696	1,399,345
Funded status	(4,025,373)	(4,162,654)
Net defined benefit liabilities, noncurrent recognized on the consolidated balance sheets	$(4,025,373)	$(4,162,654)

iv.	The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2019	2020
Cash	21%	16%
Equity instruments	45%	48%
Debt instruments	24%	25%
Others	10%	11%

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

v.	The principal underlying actuarial assumptions are as follows:

	As of December 31,
	2019	2020
Discount rate	0.67%	0.29%
Rate of future salary increase	3.50%	3.50%

vi.	Expected future benefit payments is as follows:

Year	As of December 31, 2020
NT$
(In Thousands)
2021	$300,260
2022	329,681
2023	348,862
2024	387,002
2025	423,810
2026 and thereafter	3,910,413
Total	$5,700,028

The Company expects to make pension fund contribution of NT$517 million in 2021. The weighted-average durations of the defined benefit obligation are both 9 years as of December 31, 2019 and 2020.

vii.	Sensitivity analysis:

As of December 31, 2019
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Decrease (increase) in defined benefit obligation	$235,666	$(251,131)	$(215,694)	$205,388

As of December 31, 2020
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Decrease (increase) in defined benefit obligation	$226,798	$—	$(204,390)	$195,078

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(16)	Deferred Government Grants

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Beginning balance	$17,480,904	$13,551,553
Arising during the period	617,685	578,844
Recorded in profit or loss:
Other operating income	(4,062,148)	(3,994,818)
Exchange effect	(484,888)	71,530
Ending balance	$13,551,553	$10,207,109
Current	$3,780,579	$3,836,211
Noncurrent	9,770,974	6,370,898
Total	$13,551,553	$10,207,109

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(17)	Refund Liabilities (classified under other current liabilities)

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Refund liabilities	$2,078,075	$1,252,451

(18)	Equity
a.	Capital stock:
i.

UMC had 26,000 million common shares authorized to be issued as of December 31, 2019 and 2020, of which 11,724 million shares and 12,422 million shares were issued as of December 31, 2019 and 2020, respectively, each at a par value of NT$10.

ii.

UMC had 138 million and 127 million ADSs, which were traded on the NYSE as of December 31, 2019 and 2020, respectively. The total number of common shares of UMC represented by all issued ADSs were 692 million shares and 636 million shares as of December 31, 2019 and 2020, respectively. One ADS represents five common shares.

iii.

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

v.	Please refer to Note 6(13) for the Company’s conversion of unsecured convertible bonds into ordinary shares of UMC for the years ended December 31, 2019 and 2020, respectively.
vi.

On September 1, 2020, UMC issued restricted stocks for its employees in a total of 200 million shares with a par value of NT$10 each.  The issuance was approved by the competent authority and the registration was completed.  Please refer to Note 6(19) for the information of restricted stocks.

b.	Treasury stock:
i.

UMC carried out a treasury stock program and repurchased its shares from the centralized securities exchange market. The purpose for the repurchase and changes in treasury stock during the years ended December 31, 2019 and 2020 were as follows:

For the year ended December 31, 2019

(In thousands of shares)

Purpose	As of January 1, 2019	Increase	Decrease	As of December 31, 2019
For transfer to employees	200,000	—	200,000	—
To maintain UMC’s credit and stockholders’ rights and interests	280,000	220,000	500,000	—
	480,000	220,000	700,000	—

For the year ended December 31, 2020

(In thousands of shares)

Purpose	As of January 1, 2020	Increase	Decrease	As of December 31, 2020
For transfer to employees	—	105,000	105,000	—

ii.

According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As of December 31, 2019 and 2020, the treasury stock held by UMC did not exceed the threshold.

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

iv.

As of December 31, 2019 and 2020, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP. (FORTUNE), held 16 million shares of UMC’s stock, while UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH), held 441 million shares of UMC’s stock and UMC’s associate, YANN YUAN INVESTMENT CO., LTD. (YANN YUAN), respectively held 200 million shares and 201 million shares of UMC’s stock. HSUN CHIEH measured UMC’s stock as financial assets at fair value through profit or loss while FORTUNE and YANN YUAN measured UMC’s stock as financial assets at fair value through other comprehensive income. The closing prices of UMC’s stock on December 31, 2019 and 2020 were NT$16.45 and NT$47.15, respectively.

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
v.

The remaining, if applicable, may be distributed preferentially as preferred shares dividends for the current year, and if there is still a remaining balance, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

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

The appropriation of earnings for 2019 was approved by the stockholders’ meeting held on June 10, 2020, while the appropriation of earnings for 2020 was approved by the Board of Directors’ meeting on February 24, 2021. The details of appropriation are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2019	2020	2019	2020
Legal reserve	$963,947	$3,197,890
Special reserve	(3,491,626)	(2,857,666)
Cash dividends	9,765,155	19,875,842	$0.75	$1.60

The aforementioned 2019 appropriation approved by stockholders’ meeting was consistent with the resolutions of the Board of Directors meeting held on April 27, 2020.

The cash dividend per share for 2019 was adjusted to NT$0.80395653 per share. The adjustment was made for the net decrease in outstanding common shares due to the share repurchase program and the conversion of convertible bonds into ordinary shares of UMC.

The appropriation of the 2020 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date. Information relevant to the Board of Directors’ meeting recommendations and stockholders’ meeting approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(21) for information on the employees and directors’ compensation.

d.	Non-controlling interests:

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Beginning balance	$956,808	$466,768	$410,065
Impact of retroactive applications of IFRS 15	1,597	—	—
Adjusted balance as of January 1	958,405	466,768	410,065
Attributable to non-controlling interests:
Net loss	(4,429,938)	(3,578,847)	(2,009,077)
Other comprehensive income (loss)	(103,894)	(15,213)	126,653
Disposal of subsidiaries	(7,074)	—	(51,565)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	—	—	106,879
Changes in subsidiaries’ ownership	(278,613)	24,740	(10,331)
Non-controlling interests	—	—	(551,608)
Derecognition of the non-controlling interests	4,327,882	3,512,617	2,092,340
Ending balance	$466,768	$410,065	$113,356

(19)	Share-Based Payment

a. Treasury stock plan for employees

In August 2018, the Company executed a compensation plan to offer 200 million shares of treasury stock to qualified employees of UMC.  The compensation cost for the share-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees.  The closing quoted market price of the Company’s shares on the grant date was NT$16.95 per share.  For the stocks vested on the date of grant, the Company recognized the entire compensation cost once granted, whereas for the stocks with requisite service conditions to vest at the end of one or two years from the date of grant, the Company recognizes the compensation cost over the vesting period in which the services conditions are fulfilled, together with a corresponding increase in equity.  For the years ended December 31, 2018, 2019 and 2020, the compensation cost of NT$696 million, NT$366 million and NT$107 million, respectively, were recognized in expenses by the Company.

In September 2020, the Company executed a compensation plan to offer 105 million shares of treasury stock to qualified employees of the Company. The compensation cost for the share-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$21.45 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost once granted, whereas for the stocks with requisite service conditions to vest at the end of one  year from the date of grant, the Company recognizes the compensation cost over the period in which the services conditions are fulfilled, together with a corresponding increase in equity. For the year ended December 31, 2020, the compensation cost of NT$348 million was recognized in expenses by the Company.

b. Restricted stock plan for employees

On June 10, 2020, the stockholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of UMC without consideration.  The maximum shares to be issued are 233 million common shares. The Company is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within one year from the date of receiving the effective registration from the competent authority.  The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 200 million shares of restricted stock for employees were issued without consideration on September 1, 2020.  The life of the plan is four years.  Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will recall and cancel their stocks without consideration.  During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways.  Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The compensation cost for the equity-settled share-based payment was measured at fair value based on the closing quoted market price of the shares on the grant date, NT$21.8 per share.  The unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period.  For the year ended December 31, 2020, the compensation cost of NT$504 million was recognized in expenses by the Company.

c. Stock appreciation right plan for employees

In September 2020, the Company executed a compensation plan to grant 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration.  One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC.  The life of the plan is four years.  Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame.  For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC.

The compensation cost for the cash-settled share-based payment was measured at fair value on the grant date by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement.  The assumptions used are as below:

As of December 31, 2020
Share price of measurement date (NT$/ per share)	$47.15
Expected volatility	33.71%~37.64%
Expected life	1.67~3.67 years
Expected dividend yield	4.73%
Risk-free interest rate	0.14%~0.19%

For the year ended December 31, 2020, the compensation cost of NT$80 million was recognized in expenses by the Company.  As of December 31, 2020, the liabilities for stock appreciation right recognized amounted to NT$81 million.  The intrinsic value for the liabilities of vested rights was nil.

(20)	Operating Revenues
a.	Disaggregation of revenue
i.	By product

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Wafer	$142,550,304	$142,625,019	$169,885,201
Others	8,702,267	5,576,622	6,935,713
Total	$151,252,571	$148,201,641	$176,820,914

ii.	By geography

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Taiwan	$55,092,681	$53,966,435	$65,003,509
Singapore	24,820,196	23,979,343	26,054,856
China (includes Hong Kong)	18,504,881	19,115,188	22,629,388
Japan	5,896,313	9,855,772	15,363,352
USA	23,555,105	19,957,615	24,546,963
Europe	12,527,894	6,900,339	6,416,235
Others	10,855,501	14,426,949	16,806,611
Total	$151,252,571	$148,201,641	$176,820,914

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

iii.	By operating segments

	For the year ended December 31, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Revenue from contracts with customers	$151,023,932	$247,929	$151,271,861	$(19,290)	$151,252,571
The timing of revenue recognition:
At a point in time	$146,247,350	$247,929	$146,495,279	$(19,290)	$146,475,989
Over time	4,776,582	—	4,776,582	—	4,776,582
Total	$151,023,932	$247,929	$151,271,861	$(19,290)	$151,252,571

	For the year ended December 31, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Revenue from contracts with customers	$148,123,306	$78,335	$148,201,641	$—	$148,201,641
The timing of revenue recognition:
At a point in time	$146,978,700	$78,335	$147,057,035	$—	$147,057,035
Over time	1,144,606	—	1,144,606	—	1,144,606
Total	$148,123,306	$78,335	$148,201,641	$—	$148,201,641

	For the year ended December 31, 2020
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Revenue from contracts with customers	$176,810,702	$14,893	$176,825,595	$(4,681)	$176,820,914
The timing of revenue recognition:
At a point in time	$174,481,824	$14,893	$174,496,717	$(4,681)	$174,492,036
Over time	2,328,878	—	2,328,878	—	2,328,878
Total	$176,810,702	$14,893	$176,825,595	$(4,681)	$176,820,914

b.	Contract balances
i.	Contract assets, current

	As of January 1,	As of December 31,
	2019	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Sales of goods and services	$486,184	$599,491	$625,222
Less: Loss allowance	(393,974)	(385,248)	(367,381)
Net	$92,210	$214,243	$257,841

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the indictment filed by the United States Department of Justice (DOJ) against UMC related to the joint technology development agreement. Please refer to Note 9(6).

ii.	Contract liabilities

	As of January 1,	As of December 31,
	2019	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Sales of goods and services	$932,371	$1,470,195	$2,497,469
Current	$932,371	$988,115	$2,040,989
Noncurrent	—	482,080	456,480
Total	$932,371	$1,470,195	$2,497,469

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$616 million and NT$706 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the years ended December 31, 2019 and 2020.

c.

The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$2,987 million and NT$2,759 million as of December 31, 2019 and 2020, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. As of the report date, the progress cannot be reliably estimated primarily due to the suspension as disclosed in Note 9(6). The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer

As of December 31, 2019 and 2020, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$560 million and NT$549 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(21)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2018			2019			2020
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$			NT$			NT$
	(In Thousands)			(In Thousands)			(In Thousands)
Employee benefit expenses
Salaries	$17,694,175	$7,780,063	$25,474,238	$17,109,432	$7,712,792	$24,822,224	$20,367,325	$9,412,151	$29,779,476
Labor and health insurance	882,671	376,556	1,259,227	911,037	395,571	1,306,608	1,061,848	452,848	1,514,696
Pension	1,065,176	342,565	1,407,741	1,066,877	361,281	1,428,158	1,138,429	379,298	1,517,727
Other employee Benefit expenses	289,395	111,734	401,129	303,358	124,631	427,989	274,838	121,858	396,696
Depreciation	47,086,993	2,689,314	49,776,307	45,068,673	1,841,954	46,910,627	43,969,732	1,926,226	45,895,958
Amortization	880,967	1,219,163	2,100,130	848,214	1,368,440	2,216,654	895,732	1,848,651	2,744,383

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the stockholders’ meeting for such distribution.

The Company recognizes the employees and directors’ compensation in the profit or loss during the periods when earned for the years ended December 31, 2018, 2019 and 2020. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2018 and 2019 were reported to the stockholders’ meeting on June 12, 2019 and June 10, 2020, respectively, while the distributions of employees and directors’ compensation for 2020 were approved through the Board of Directors meeting on February 24, 2021. The details of distribution are as follows:

	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Employees’ compensation – Cash	$1,400,835	$1,132,952	$2,581,675
Directors’ compensation	7,624	10,259	32,369

The aforementioned employees and directors’ compensation for 2018 and 2019 reported during the stockholders’ meeting were consistent with the resolutions of the Board of Directors meeting held on March 6, 2019 and February 26, 2020, respectively.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(22)	Net Other Operating Income and Expenses

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Government grants	$5,220,746	$5,366,907	$5,179,643
Rental income from property	199,505	200,351	198,860
Gain on disposal of property, plant and equipment	136,743	43,036	1,137,320
Impairment loss
Property, plant and equipment	—	(84,974)	—
Goodwill	—	(7,398)	—
Others	(440,110)	(335,760)	(261,933)
Total	$5,116,884	$5,182,162	$6,253,890

(23)	Non-Operating Income and Expenses
a.	Other gains and losses

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$(1,167,735)	$1,279,931	$2,011,403
Impairment loss
Investments accounted for under the equity method	(46,225)	(25,762)	—
Loss on disposal of investments	(19,286)	(16,293)	(91,070)
Others	104,956	(71,147)	(1,871,567)
Total	$(1,128,290)	$1,166,729	$48,766

The Company recognized the losses for the charges brought by the U.S. Department of Justice regarding allegation of conspiracy to engage in theft of trade secrets.  Please refer to Note 9(6).

b.	Finance costs

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Interest expenses
Bonds payable	$710,663	$672,902	$377,193
Bank loans	1,782,544	1,808,633	1,417,028
Lease liabilities (Note)	—	178,112	154,730
Others	275,465	274,168	55,467
Financial expenses	82,553	63,828	69,015
Total	$2,851,225	$2,997,643	$2,073,433

Note:	The Company adopted IFRS 16 on January 1, 2019. The Company elected not to restate prior periods in accordance with the transition provision in IFRS 16.

(24)	Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2018
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(55,060)	$—	$(55,060)	$32,647	$(22,413)
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	1,454,018	—	1,454,018	(419,198)	1,034,820
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	(2,572)	—	(2,572)	514	(2,058)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(103,319)	—	(103,319)	27,741	(75,578)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(47,417)	408	(47,009)	(28,845)	(75,854)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(11,069)	(12,897)	(23,966)	659	(23,307)
Total other comprehensive income (loss)	$1,234,581	$(12,489)	$1,222,092	$(386,482)	$835,610

	For the year ended December 31, 2019
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$106,403	$—	$106,403	$(21,281)	$85,122
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	5,486,209	—	5,486,209	(394,695)	5,091,514
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	899,025	—	899,025	(41,643)	857,382
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(3,292,023)	14,085	(3,277,938)	14,949	(3,262,989)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	8,799	6,594	15,393	(8,843)	6,550
Total other comprehensive income (loss)	$3,208,413	$20,679	$3,229,092	$(451,513)	$2,777,579

	For the year ended December 31, 2020
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(192,581)	$—	$(192,581)	$38,516	$(154,065)
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4,815,361	—	4,815,361	(134,887)	4,680,474
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	883,508	—	883,508	(115,048)	768,460
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(2,917,361)	(2,919)	(2,920,280)	38,541	(2,881,739)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	37,474	22,843	60,317	7,372	67,689
Total other comprehensive income (loss)	$2,626,401	$19,924	$2,646,325	$(165,506)	$2,480,819

(25)	Income Tax
a.	The major components of income tax expense (benefit) for the years ended December 31, 2018, 2019 and 2020 were as follows:
i.	Income tax expense (benefit) recorded in profit or loss

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Current income tax expense (benefit):
Current income tax charge	$(264,909)	$772,795	$2,346,937
Adjustments in respect of current income tax of prior periods	(899,219)	(1,033,780)	(1,140,060)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	1,350,028	465,530	49,035
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(335,367)	231,971	683,080
Deferred income tax related to changes in tax rates	(842,123)	—	—
Adjustment of prior year’s deferred income tax	(2,744)	121,189	(246,173)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(135,543)	(327,359)	(1,736)
Income tax expense (benefit) recorded in profit or loss	$(1,129,877)	$230,346	$1,691,083

ii.	Income tax related to components of other comprehensive income (loss)
(i)	Items that will not be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Remeasurements of defined benefit pension plans	$11,012	$(21,281)	$38,516
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	(24,969)	(394,695)	(134,887)
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	514	—	—
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	18,045	(41,643)	(115,048)
Deferred income tax related to changes in tax rates	(362,898)	—	—
Income tax related to items that will not be reclassified subsequently to profit or loss	$(358,296)	$(457,619)	$(211,419)

(ii)	Items that may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Exchange differences on translation of foreign operations	$(24,339)	$14,949	$38,541
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	1,847	(8,843)	7,372
Deferred income tax related to changes in tax rates	(5,694)	—	—
Income tax related to items that may be reclassified subsequently to profit or loss	$(28,186)	$6,106	$45,913

(iii)	Deferred income tax charged directly to equity

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Recognize (reversal) of temporary difference arising from initial recognition of the equity component of the compound financial instrument	$—	$(45)	$3,691
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	(414)	(532)	(91)
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	—	(514)	—
Deferred income tax related to changes in tax rates	(57,140)	—	—
Income tax recognized directly to equity	$(57,554)	$(1,091)	$3,600

b.	A reconciliation between income tax expense (benefit) and income before tax at UMC’s applicable tax rate was as follows:

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Income before tax	$2,117,920	$4,806,596	$22,542,750
At UMC’s statutory income tax rate	423,584	961,319	4,508,550
Adjustments in respect of current income tax of prior periods	(899,219)	(1,033,780)	(1,140,060)
Net changes in loss carry-forward and investment tax credits	2,239,058	2,387,922	447,570
Adjustment of deferred tax assets/liabilities for write-downs/reversals and different jurisdictional tax rates	49,625	(169,568)	(505,537)
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(451,589)	(1,778,820)	(2,500,688)
Investment gain	(886,546)	(270,610)	(431,501)
Dividend income	(112,810)	(139,093)	(130,672)
Others	140,278	110,991	32,268
Basic tax	—	3,215	2,803
Estimated income tax on unappropriated earnings	(849,328)	150,401	1,087,216
Deferred income tax related to changes in tax rates	(842,123)	—	—
Effect of different tax rates applicable to UMC and its subsidiaries	(118,404)	(102,608)	(191,687)
Taxes withheld in other jurisdictions	48,291	19,749	25,193
Others	129,306	91,228	487,628
Income tax expense (benefit) recorded in profit or loss	$(1,129,877)	$230,346	$1,691,083

c.	Significant components of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Deferred income tax assets
Depreciation	$1,658,688	$2,116,855
Loss carry-forward	1,310,300	685,531
Pension	800,734	828,410
Refund liabilities	339,185	240,165
Allowance for inventory valuation losses	628,725	595,910
Investment loss	486,537	389,743
Unrealized profit on intercompany sales	1,568,645	1,348,202
Others	770,543	461,160
Total deferred income tax assets	7,563,357	6,665,976
Deferred income tax liabilities
Unrealized exchange gain	(565,175)	(559,334)
Depreciation	(550,772)	(156,000)
Investment gain	(702,547)	(933,038)
Convertible bond option	(69,484)	—
Amortizable assets	(321,459)	(316,049)
Others	(11,793)	(687)
Total deferred income tax liabilities	(2,221,230)	(1,965,108)
Net deferred income tax assets	$5,342,127	$4,700,868

d.	Movement of deferred tax

	For the years ended December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Balance as of January 1	$4,816,287	$5,342,127
Impact of retroactive applications of IFRS 16	93	—
Adjusted balance as of January 1	4,816,380	5,342,127
Acquisition from business combinations	1,542,895	—
Amounts recognized in profit or loss during the period	(491,331)	(484,206)
Amounts recognized in other comprehensive income	(451,513)	(165,506)
Amounts recognized in equity	(1,091)	3,600
Exchange adjustments	(73,213)	4,853
Balance as of December 31	$5,342,127	$4,700,868

e.

The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2020, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2017, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012. There is an uncertain tax position that the outcome of the income tax returns of certain companies within the Company may not be accepted by the tax authorities of the respective countries of operations. For the recognition and measurement of deferred income tax and current income tax which involved significant accounting judgments, estimates and assumptions, please refer to Note 5(5).

f.	UMC was granted income tax exemption for several periods with respect to income derived from the expansion of operations. The income tax exemption had expired on December 31, 2020.
g.	The information of the unused tax loss carry-forward for which no deferred income tax assets have been recognized is as follows:

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Expiry period
1-5 years	$38,708,327	$40,910,279
6-10 years	9,588,002	2,674,422
Total	$48,296,329	$43,584,701

h.	As of December 31, 2019 and 2020, deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$2,770 million and NT$2,942 million, respectively.
i.

As of December 31, 2019 and 2020, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$11,389 million and NT$11,463 million, respectively.

j.	According to the amendments to the R.O.C. Income Tax Act, effective from 2018, the corporate income tax rate is raised from 17% to 20%, and the 10% undistributed earnings tax is lowered to 5%.

(26)	Earnings Per Share
a.	Earnings per share-basic

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$7,677,735	$8,155,097	$22,860,744
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	11,889,723	11,565,068	11,850,052
Earnings per share-basic (NTD)	$0.65	$0.71	$1.93

b.	Earnings per share-diluted

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$7,677,735	$8,155,097	$22,860,744
Effect of dilution
Unsecured convertible bonds	283,349	289,121	69,019
Income attributable to stockholders of the parent	$7,961,084	$8,444,218	$22,929,763
Weighted-average number of common stocks for basic earnings per share (thousand shares)	11,889,723	11,565,068	11,850,052
Effect of dilution
Restricted stocks for employees	—	—	30,911
Employees’ compensation	137,511	90,047	65,657
Unsecured convertible bonds	1,243,599	1,295,729	303,630
Weighted-average number of common stocks after dilution (thousand shares)	13,270,833	12,950,844	12,250,250
Earnings per share-diluted (NTD)	$0.60	$0.65	$1.87

(27)	Reconciliation of Liabilities Arising from Financing Activities

For the year ended December 31, 2018

	As of		Non-cash changes		As of
	December 31,		Foreign	Others	December 31,
Items	2017	Cash Flows	exchange	(Note A)	2018
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Short-term loans	$25,445,540	$(12,288,248)	$(292,466)	$238,982	$13,103,808
Long-term loans (current portion included)	32,165,336	(1,880,197)	556,777	(15,701)	30,826,215
Bonds payable (current portion included)	48,517,631	(7,500,000)	—	360,551	41,378,182
Guarantee deposits (current portion included)	564,576	88,131	13,086	—	665,793
Other financial liabilities-noncurrent (Note B)	20,486,119	—	(456,551)	380,787	20,410,355

For the year ended December 31, 2019

	As of		Non-cash changes		As of
	December 31,		Foreign	Others	December 31,
Items	2018	Cash Flows	exchange	(Note A)	2019
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Short-term loans	$13,103,808	$(993,723)	$(368,507)	$273,628	$12,015,206
Long-term loans (current portion included)	30,826,215	3,876,991	(802,975)	1,843	33,902,074
Bonds payable (current portion included)	41,378,182	(2,500,000)	—	(96,766)	38,781,416
Guarantee deposits (current portion included)	665,793	252,269	(2,021)	(619,347)	296,694
Lease liabilities	6,006,457	(633,488)	(78,432)	736,488	6,031,025
				(Note C)
Other financial liabilities-noncurrent (Note B)	20,410,355	—	(698,127)	381,213	20,093,441

For the year ended December 31, 2020

	As of		Non-cash changes		As of
	December 31,		Foreign	Others	December 31,
Items	2019	Cash Flows	exchange	(Note A)	2020
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Short-term loans	$12,015,206	$(933,392)	$(75,751)	$51,069	$11,057,132
Long-term loans (current portion included)	33,902,074	136,920	(972,888)	—	33,066,106
Bonds payable (current portion included)	38,781,416	(13,702,875)	—	(6,388,157)	18,690,384
				(Note D)
Guarantee deposits (current portion included)	296,694	(59,819)	(883)	—	235,992
Lease liabilities	6,031,025	(726,626)	(10,036)	282,501	5,576,864
Other financial liabilities-noncurrent (Note B)	20,093,441	—	281,219	371,964	20,746,624

Note A:	Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.
Note B:	Please refer to Note 9(5) for more details on other financial liabilities-noncurrent.
Note C:	Including the impact from acquisition of a subsidiary.
Note D:	Please refer to Note 6(13) for the Company’s convertible bonds.

(28)	Business Combinations

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

The fair value of the net identifiable assets acquired and liabilities assumed was in excess of the aggregate consideration transferred and the previously held ownership interest of 15.9% in USJC at the acquisition date, and the difference was recognized as bargain purchase gain. The previously held ownership interest of 15.9% in USJC was previously accounted for as financial assets at fair value through other comprehensive income, non-current. It was subsequently remeasured at fair value with the consideration for a minority interest discount on the acquisition date resulting in the bargain purchase gain. Upon the acquisition, the Company recognized a loss on disposal of NT$375 million and the accumulated unrealized losses on the previously held ownership interest was reclassified from other comprehensive income to retained earnings for the year ended December 31, 2019.

Upon the acquisition, USJC contributed NT$4,277 million of operating revenues and NT$305 million to profit before tax from continuing operations of the Company, respectively, for the year ended December 31, 2019. If the combination had taken place at the beginning of the year, operating revenues from the continuing operations would have been NT$160,767 million and the profit before tax from continuing operations for the Company would have been NT$5,606 million, respectively, for the year ended December 31, 2019.

(29)	Deconsolidation of Subsidiaries

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

NEXPOWER TECHNOLOGY CORP. (NEXPOWER)

NEXPOWER, the subsidiary of UMC, was resolved for dissolution and liquidation by the stockholder’s meeting on November 11, 2020 and the liquidator took control on the same day. According to IFRS 10, the Company has lost control over NEXPOWER and therefore derecognized its relevant assets and liabilities at the date when the control was lost.

a.	Derecognized assets and liabilities mainly consisted of:

NT$
(In Thousands)
Assets
Cash and cash equivalents	$776,586
Other current assets	18
776,604
Liabilities
Other payables	(194)
(194)
Net assets of the subsidiary deconsolidated	$776,410

b.	Consideration received and gain recognized from the deconsolidation:

NT$
(In Thousands)
Receivable from liquidation consideration (Note A)	$724,845
Less: Net assets of the subsidiary deconsolidated	(776,410)
Add: Non-controlling interests	51,565
Other comprehensive income from equity reclassified to profit or loss due to derecognition	4,061
Gain on deconsolidation (Note B)	$4,061

Note A:	NEXPOWER was deconsolidated when the control was lost. The company has not received liquidation consideration.
Note B:	Gain on deconsolidation for the year ended December 31, 2020 was recognized as other gains and losses in the consolidated statement of comprehensive income.

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary:

NT$
(In Thousands)
Cash received	$—
Net cash of subsidiary derecognized	(776,586)
Net cash outflow from deconsolidation	$(776,586)

7.	SIGNIFICANT RELATED PARTY TRANSACTIONS
a.	Significant intercompany transactions between consolidated entities were as follows:

For the year ended December 31, 2018

		Transactions (Note A)
Entity	Counterparty	Account	Amount	Terms (Note B)
			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$57,107,585	Net 60 days
UMC	UMC-USA	Accounts receivable	7,312,272	—
UMC	UMC GROUP JAPAN	Sales	4,159,637	Net 60 days
UMC	UMC GROUP JAPAN	Accounts receivable	905,048	—
UMC	USCXM	Sales	1,356,567 (Note C )	Net 30 days
UMC	USCXM	Accounts receivable	48,163	—
USCXM	UMC-USA	Sales	698,988	Net 60 days
USCXM	UMC-USA	Accounts receivable	120,678	—
HJ	UMC-USA	Sales	307,471	Net 60 days
HJ	UMC-USA	Accounts receivable	35,161	—
HJ	UMC GROUP JAPAN	Sales	272,218	Net 60 days
HJ	UMC GROUP JAPAN	Accounts receivable	61,971	—

For the year ended December 31, 2019

		Transactions (Note A)
Entity	Counterparty	Account	Amount	Terms (Note B)
			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$47,736,335	Net 60 days
UMC	UMC-USA	Accounts receivable	5,937,706	—
UMC	UMC GROUP JAPAN	Sales	3,933,964	Net 60 days
UMC	UMC GROUP JAPAN	Accounts receivable	608,622	—
UMC	USCXM	Sales	1,209,310 (Note C)	Net 30 days
UMC	USCXM	Accounts receivable	31,334	—
UMC	USCXM	Loan receivable	1,201,200	—
USCXM	UMC-USA	Sales	745,226	Net 60 days
USCXM	UMC-USA	Accounts receivable	33,242	—
HJ	UMC-USA	Sales	152,012	Net 60 days
HJ	UMC-USA	Accounts receivable	21,138	—
HJ	UMC GROUP JAPAN	Sales	250,736	Net 60 days
HJ	UMC GROUP JAPAN	Accounts receivable	51,150	—

For the year ended December 31, 2020

		Transactions (Note A)
Entity	Counterparty	Account	Amount	Terms (Note B)
			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$49,357,981	Net 60 days
UMC	UMC-USA	Accounts receivable	5,388,172	—
UMC	UMC GROUP JAPAN	Sales	1,220,419	Net 60 days
UMC	USCXM	Sales	1,183,180	Net 30 days
			(Note C)
UMC	USCXM	Accounts receivable	24,831	—
USCXM	UMC-USA	Sales	970,358	Net 60 days
USCXM	UMC-USA	Accounts receivable	250,092	—
HJ	UMC-USA	Sales	137,860	Net 60 days
HJ	UMC-USA	Accounts receivable	33,069	—
HJ	UMC GROUP JAPAN	Sales	106,077	Net 60 days
USJC	UMC-USA	Sales	1,395,094	Net 60 days
USJC	UMC-USA	Accounts receivable	456,860	—

Note A:	The significant intercompany transactions listed above include downstream transactions.
Note B:	The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note C:	UMC authorized technology licenses to its subsidiary, USCXM, in the amount of US$0.35 billion, which was recognized as deferred revenue to be realized over time.
b.	Significant transactions between the Company and other related parties were as follows:
(i)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
HSUN CHIEH INVESTMENT CO., LTD.	Associate
HSUN CHIEN CAPITAL CORP.	Associate
TRIKNIGHT CAPITAL CORPORATION	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
JINING SUNRICH SOLARENERGY CORPORATION	Joint venture’s subsidiary
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
PHOTRONICS DNP MASK CORPORATION	Other related parties
UNITEDVISION SEMICONDUCTOR CO., LTD.	Other related parties
UPI SEMICONDUCTOR CORP.	Other related parties
UNISTARS CORPORATION	Other related parties
CHUAN-FANG ZHUAN	Subsidiary’s director

(ii)	Operating revenues

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Associates	$1,291,398	$1,532,339	$2,085,425
Joint ventures	4,277	—	—
Others	27,881	45,523	26,856
Total	$1,323,556	$1,577,862	$2,112,281

(iii)	Accounts receivable, net

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Associates	$278,702	$172,808
Others	11,243	6,110
Total	$289,945	$178,918

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection period for domestic sales to related parties was month-end 30~60 days, while the collection period for overseas sales was net 30~60 days.

(iv)	Refund liabilities (classified under other current liabilities)

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Associates	$7,880	$1,186
Others	48	36
Total	$7,928	$1,222

(v)	Significant asset transactions

Acquisition of financial assets at fair value through profit or loss, noncurrent

For the year ended December 31, 2018: None.

			For the year ended December 31, 2019
	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)
Associates	500	Stock of MATERIALS ANALYSIS TECHNOLOGY INC.	$32,923
Associates	1,900	Stock of GEAR RADIO LTD.	37,211
Total			$70,134

			For the year ended December 31, 2020
	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)
Associates	1,000	Stock of WELLYSUN INC.	$25,000

Acquisition of investments accounted for under the equity method

			For the year ended December 31, 2018
	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)
Associates	84,000	Stock	$840,000

			For the year ended December 31, 2019
	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)
Associates	72,000	Stock	$720,000

For the year ended December 31, 2020: None.

Acquisition of intangible assets

	Purchase price
	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Associates	$200,610	$339,463	$335,425

Disposal of subsidiary

For the year ended December 31, 2018
	Trading Volume (In thousands of shares)	Transaction underlying	Proceeds	Disposal (loss) gain
			NT$	NT$
			(In Thousands)	(In Thousands)
Others	46,168	Stock of UNISTARS CORPORATION	$4,617	$(31,856)

For the years ended December 31, 2019 and 2020: None.

(vi)	Others

Mask expenditure

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Others	$1,750,088	$2,346,263	$1,811,827

Other payables of mask expenditure

	As of December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Others	$571,036	$683,892	$532,810

c.	Key management personnel compensation

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Short-term employee benefits	$387,294	$271,135	$435,251
Post-employment benefits	4,660	2,406	2,458
Termination benefits	—	3,415	283
Share-based payment	293,857	62,203	365,666
Others	435	578	571
Total	$686,246	$339,737	$804,229

8.	ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

	As of December 31,
	2019	2020	Party to which asset(s) was pledged	Purpose of pledge
	NT$	NT$
	(In Thousands)	(In Thousands)
Refundable Deposits (Time deposit)	$811,035	$811,072	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	348,117	234,286	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	19,510	18,215	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	41,785	41,785	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,000,000	1,000,000	Bank of China	Bank performance guarantee
Buildings	5,381,590	5,310,769	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	19,029,077	21,370,450	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Transportation equipment	—	3,174	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Furniture and fixtures	—	281,663	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	292,120	289,552	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$26,923,234	$29,360,966

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS
(1)	As of December 31, 2020, amounts available under unused letters of credit for importing machinery and equipment were NT$0.6 billion.
(2)	As of December 31, 2020, the Company entrusted financial institutes to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounting to NT$1.6 billion.
(3)

The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$3.7 billion. As of December 31, 2020, the portion of royalties and development fees not yet recognized was NT$1.0 billion.

(4)

The Company entered into several construction contracts for the expansion of its operations. As of December 31, 2020, these construction contracts amounted to approximately NT$1.1 billion and the portion of the contracts not yet recognized was approximately NT$0.5 billion.

(5)

The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. The Company obtained R.O.C. government authority’s approval for the investment and invested RMB¥8.3 billion in USCXM in instalments from January 2015 to September 2018, according to the agreement that the Company obtained the ability to exercise control. Furthermore, based on the agreement, UMC recognized a financial liability in other noncurrent liabilities for the purchase from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB¥4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors. Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period. At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests. Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

(6)

On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (“MICRON”).  On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. The Company does not expect material financial impact resulting from this claim. UMC appealed against the sentence.

On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. UMC has appointed counsels to prepare answers against these charges. Currently the civil complaint has been stayed by the court.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in questions, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial.

On November 1, 2018, the Department of Justice of the United States (“DOJ”) unsealed an indictment against UMC, FUJIAN JINHUA INTEGRATED CIRCUIT CO., LTD. (“JINHUA”), and three individuals, including one current employee and two former employees of UMC, alleging that UMC and others conspired to steal trade secrets of MICRON, and used that information to develop technology that was subsequently transferred to JINHUA. On the same day, the DOJ filed a civil complaint enjoining the aforementioned defendants from exporting to the United States any products containing DRAM manufactured by UMC or JINHUA and preventing the defendants from transferring the trade secrets to anyone else. Besides, UMC has suspended the joint technology development activities with JINHUA. With respect to the criminal proceedings, on October 22, 2020, UMC filed a sentencing memorandum with the court, proposing to plead guilty to a lesser charge and to pay a fine of US$60 million. On October 29, 2020, the court approved the above-mentioned sentencing memorandum submitted by UMC. The DOJ has dismissed its corresponding civil complaint. UMC has recorded the fine in non-operating other losses.

(7)

On March 14, 2019, a putative class action styled Meyer v. United Microelectronics Corporation and several executives, was filed under Securities Exchange Act of 1934 and Rule 10b-5 in the United States District Court for the Southern District of New York. The court appointed a lead plaintiff and approved a lead plaintiff counsel on May 23, 2019. On September 27, 2019, UMC received the service of plaintiffs’ amended complaint and appointed counsels to prepare the relevant procedures. Currently the mediation process has been completed and is now under trial. The Company does not expect material financial impact resulting from this claim.

10.	SIGNIFICANT SUBSEQUENT EVENTS

None.

11.	FINANCIAL RISK AND FAIR VALUE DISCLOSURES
(1)	Categories of financial instruments

	As of December 31,
Financial Assets	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial assets at fair value through profit or loss	$14,021,473	$16,042,721
Financial assets at fair value through other comprehensive income	14,723,232	10,526,144
Financial assets measured at amortized cost
Cash and cash equivalents (excludes cash on hand)	95,486,403	94,042,271
Receivables	26,459,392	28,942,147
Refundable deposits	2,600,733	2,310,961
Other financial assets	2,353,066	14,386,131
Total	$155,644,299	$166,250,375

	As of December 31,
Financial Liabilities	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial liabilities at fair value through profit or loss	$—	$2,326
Financial liabilities measured at amortized cost
Short-term loans	12,015,206	11,057,132
Payables	27,433,065	31,188,794
Guarantee deposits (current portion included)	296,694	235,992
Bonds payable (current portion included)	38,781,416	18,690,384
Long-term loans (current portion included)	33,902,074	33,066,106
Lease liabilities	6,031,025	5,576,864
Other financial liabilities	20,093,441	20,746,624
Total	$138,552,921	$120,564,222

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

Certain forward exchange contracts designated by the Company to hedge foreign currency exchange rate risks associated with the purchase of additional shares of USJC in JPY, amounting to JPY 23 billion, expired prior to December 31, 2018. The cash flow hedge reserve in other components of equity, amounting to NT$(3) million, was recognized as consideration for the ownership interest of 84.1% in USJC on October 1, 2019. Please refer to Note 6(28).

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2018, 2019 and 2020 decreases/increases by NT$1,367 million, NT$1,009 million and NT$1,336 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2018, 2019 and 2020 increases/decreases by NT$2,624 million, NT$2,200 million and NT$1,625 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2018, 2019 and 2020 decreases/increases by NT$4 million, NT$430 million and NT$473 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), 6(13) and 6(14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2018, 2019 and 2020 to decrease/increase by NT$44 million, NT$46 million and NT$44 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the years ended December 31, 2018, 2019 and 2020 by NT$171 million, NT$252 million and NT$263 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the years ended December 31, 2018, 2019 and 2020 by NT$408 million, NT$671 million and NT$453million, respectively.

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

As of December 31, 2019 and 2020, accounts receivable from the top ten customers represent 44% and 62% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2019
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$12,211,621	$—	$—	$—	$12,211,621
Payables	26,998,325	198,862	—	—	27,197,187
Guarantee deposits	100,584	97,108	—	99,002	296,694
Bonds payable	20,659,607	10,590,265	8,689,971	—	39,939,843
Long-term loans	6,104,795	19,631,931	13,097,986	12,000	38,846,712
Lease liabilities	740,939	1,413,978	1,180,955	3,792,192	7,128,064
Other financial liabilities	—	12,668,287	8,445,826	—	21,114,113
Total	$66,815,871	$44,600,431	$31,414,738	$3,903,194	$146,734,234

	As of December 31, 2020
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$11,240,785	$—	$—	$—	$11,240,785
Payables	31,008,010	—	—	—	31,008,010
Guarantee deposits	793	163,618	—	71,581	235,992
Bonds payable	2,374,587	8,484,393	8,563,021	—	19,422,001
Long-term loans	25,885,932	5,889,382	2,424,965	—	34,200,279
Lease liabilities	695,790	1,280,476	1,102,021	3,354,217	6,432,504
Other financial liabilities	—	17,120,418	4,280,333	—	21,400,751
Total	$71,205,897	$32,938,287	$16,370,340	$3,425,798	$123,940,322
Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$393,442	$—	$—	$—	$393,442
Outflow	(395,768)	—	—	—	(395,768)
Net	$(2,326)	$—	$—	$—	$(2,326)

(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of December 31, 2019

None.

As of December 31, 2020

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 82 million	December 11, 2020~February 05, 2021

(7)	Fair value measurement

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

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$668,476	$—	$54,318	$722,794
Financial assets at fair value through profit or loss, noncurrent	4,737,027	340,255	8,221,397	13,298,679
Financial assets at fair value through other comprehensive income, noncurrent	13,417,308	—	1,305,924	14,723,232

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$1,049,334	$2,384	$164,916	$1,216,634
Financial assets at fair value through profit or loss, noncurrent	5,546,320	393,856	8,885,911	14,826,087
Financial assets at fair value through other comprehensive income, noncurrent	9,058,372	—	1,467,772	10,526,144
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	2,326	—	2,326

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

During the years ended December 31, 2019 and 2020, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy is as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2019	$3,077,691	$2,971,528	$1,849,788	$—	$7,899,007	$3,235,174	$184,026	$3,419,200
Recognized in profit (loss)	(272,299)	273,047	(14,024)	6,145	(7,131)	—	—	—
Recognized in other comprehensive income (loss)	—	—	—	—	—	199,244	(8,532)	190,712
Acquisition	159,476	396,890	204,082	51,956	812,404	—	—	—
Disposal	(1,475)	(328,371)	—	—	(329,846)	(2,303,988)	—	(2,303,988)
Return of capital	(14,954)	—	—	—	(14,954)	—	—	—
Transfer to Level 3	—	—	—	49,706	49,706	—	—	—
Transfer out of Level 3	(53,300)	—	—	—	(53,300)	—	—	—
Exchange effect	(14,451)	(33,800)	(28,821)	(3,099)	(80,171)	—	—	—
As of December 31, 2019	$2,880,688	$3,279,294	$2,011,025	$104,708	$8,275,715	$1,130,430	$175,494	$1,305,924

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2020	$2,880,688	$3,279,294	$2,011,025	$104,708	$8,275,715	$1,130,430	$175,494	$1,305,924
Recognized in profit (loss)	589,664	180,523	19,611	39,648	829,446	—	—	—
Recognized in other comprehensive income (loss)	—	—	—	—	—	167,197	(5,349)	161,848
Acquisition	547,932	294,251	340,323	303,456	1,485,962	—	—	—
Disposal	(308,041)	(374,112)	—	(227,223)	(909,376)	—	—	—
Return of capital	(1,903)	—	—	—	(1,903)	—	—	—
Transfer out of Level 3	(428,188)	—	—	—	(428,188)	—	—	—
Exchange effect	(38,674)	(100,953)	(56,943)	(4,259)	(200,829)	—	—	—
As of December 31, 2020	$3,241,478	$3,279,003	$2,314,016	$216,330	$9,050,827	$1,297,627	$170,145	$1,467,772

The total profit (loss) of NT$(203) million, NT$(113) million and NT$721 million for the years ended December 31, 2018, 2019 and 2020, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy are as follows:

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

As of December 31, 2020
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the year ended December 31, 2020 by NT$283 million and NT$231 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the year ended December 31, 2020 by NT$106 million.

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

As of December 31, 2019

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Bonds payables (current portion included)	$39,571,920	$21,347,047	$18,224,873	$—	$38,781,416
Long-term loans (current portion included)	33,902,074	—	33,902,074	—	33,902,074

As of December 31, 2020

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Bonds payables (current portion included)	$18,861,597	$18,861,597	$—	$—	$18,690,384
Long-term loans (current portion included)	33,066,106	—	33,066,106	—	33,066,106

12.	OPERATING SEGMENT INFORMATION
(1)

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company is organized into business units based on its products and services. As of December 31, 2020, the Company had the following segments: wafer fabrication and new business. There were no material differences between the accounting policies described in Note 4 and those applied by the operating segments. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. New business segment primarily includes researching, developing, manufacturing, and providing solar energy.

Reportable segment information for the years ended December 31, 2018, 2019 and 2020 were as follows:

	For the year ended December 31, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Operating revenues from external customers	$151,023,932	$228,639	$151,252,571	$—	$151,252,571
Operating revenues from sales among intersegments	—	19,290	19,290	(19,290)	—
Segment net income (loss), net of tax	2,688,331	(602,809)	2,085,522	1,162,275	3,247,797
Acquisition of property, plant and equipment	19,589,770	305	19,590,075	—	19,590,075
Depreciation	49,777,242	171,347	49,948,589	—	49,948,589
Share of profit or loss of associates and joint ventures	(1,201,986)	(23,245)	(1,225,231)	608,566	(616,665)
Income tax expense (benefit)	(456,058)	(2,595)	(458,653)	(671,224)	(1,129,877)
Impairment loss of non-financial assets	46,225	—	46,225	—	46,225

	For the year ended December 31, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Operating revenues from external customers	$148,123,306	$78,335	$148,201,641	$—	$148,201,641
Segment net income (loss), net of tax	6,156,681	(442,365)	5,714,316	(1,138,066)	4,576,250
Acquisition of property, plant and equipment	16,518,483	—	16,518,483	—	16,518,483
Acquisition of intangible assets	2,443,593	—	2,443,593	—	2,443,593
Cash payments for the principal portion of the lease liability	614,845	18,643	633,488	—	633,488
Depreciation	47,038,876	134,005	47,172,881	—	47,172,881
Share of profit or loss of associates and joint ventures	733,044	—	733,044	(617,715)	115,329
Income tax expense (benefit)	(414,104)	20,974	(393,130)	623,476	230,346
Impairment loss of non-financial assets	33,160	84,974	118,134	—	118,134

	For the year ended December 31, 2020
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Operating revenues from external customers	$176,810,702	$10,212	$176,820,914	$—	$176,820,914
Operating revenues from sales among intersegments	—	4,681	4,681	(4,681)	—
Segment net income (loss), net of tax	27,109,258	1,060,789	28,170,047	(7,318,380)	20,851,667
Acquisition of property, plant and equipment	26,345,302	—	26,345,302	—	26,345,302
Acquisition of intangible assets	2,009,031	—	2,009,031	—	2,009,031
Cash payments for the principal portion of the lease liability	712,676	13,950	726,626	—	726,626
Depreciation	46,111,203	52,490	46,163,693	—	46,163,693
Share of profit or loss of associates and joint ventures	7,657,587	—	7,657,587	(6,357,324)	1,300,263
Income tax expense (benefit)	744,985	782	745,767	945,316	1,691,083

	As of December 31, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Segment assets	$369,189,983	$924,149	$370,114,132	$(3,852,439)	$366,261,693
Segment liabilities	$161,955,970	$1,157,878	$163,113,848	$233,930	$163,347,778

	As of December 31, 2020
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Segment assets	$377,504,731	$74,824	$377,579,555	$(11,125,454)	$366,454,101
Segment liabilities	$141,731,629	$12,164	$141,743,793	$1,570,746	$143,314,539

Note:	The adjustments primarily consisted of intragroup elimination entries and GAAP difference adjustments.
(2)	Geographic non-current assets information

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Taiwan	$73,481,714	$64,563,752
Singapore	15,191,880	11,621,141
China (includes Hong Kong)	63,622,327	59,643,273
Japan	12,265,769	11,591,851
USA	70,498	46,484
Europe	24,383	21,257
Others	3,309	1,126
Total	$164,659,880	$147,488,884

Non-current assets include property, plant and equipment, right-of-use assets, intangible assets, prepayment for equipment and other noncurrent assets.

(3)	Major customers

Individual customers accounting for at least 10% of operating revenues for the years ended December 31, 2018, 2019 and 2020 were as follows:

	For the years ended December 31,
	2018	2019	2020
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Customer A from wafer fabrication segment	$15,357,470	$17,576,293	$20,380,814

13.	CAPITAL MANAGEMENT

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

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
	NT$	NT$
	(In Thousands)	(In Thousands)
Total liabilities	$163,347,778	$143,314,539
Less: Cash and cash equivalents	(95,492,477)	(94,048,036)
Net debt	67,855,301	49,266,503
Total equity	202,913,915	223,139,562
Total capital	$270,769,216	$272,406,065
Debt to capital ratios	25.06%	18.09%