Form 20-F
period 2021-12-31
UNITED MICROELECTRONICS CORP
filed 2022-04-28
CIK 1033767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
12,483,247,566 Common Shares of Registrant issued and outstanding as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐     No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒     No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
FISCAL YEAR ENDED DECEMBER 31, 2021

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
8-inch
and
12-inch)
into their equivalent figures for
8-inch
wafers. 100
6-inch
wafers are equivalent to 56.25
8-inch
wafers. 100
12-inch
wafers are equivalent to 225
8-inch
wafers.

PART I.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3	KEY INFORMATION

A.	[RESERVED]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
In recent times, several major systemic economic and financial crises negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our goods and services. In addition, these crises may cause a number of indirect effects such as undermining the ability of our customers to remain competitive when faced with the financial and economic challenges created by adverse political and macro-economic conditions and companies struggling to survive in the wake of these crises. For example, there could be in the future knock-on
effects from these types of crises on our business, including significant reduction in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products; customer insolvencies and bankruptcies; and counterparty failures negatively impacting our treasury operations. Any future systemic political, economic or financial crises could cause revenues for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial condition of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could increase our operating expenses and therefore reduce our operating income and net income. Any disruption in global trade conditions such as the increase in tariffs or the escalation of regional trade tension will indirectly impact global business environment which may adversely impact our business, results of operations and financial condition.
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
Our revenues, expenses and results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations have at times in the past been negatively affected by, and are expected to continue to be subject to the risk of the following factors:

•	the seasonality and cyclical nature of both the semiconductor industry and the markets served by our customers;

•	our customers’ adjustments in their inventory;

•	the loss of a key customer or the postponement of orders from a key customer;

•	the rescheduling and cancellation of large orders;

•	our ability to obtain equipment, raw materials, electricity, water and other required utilities on a timely and economic basis;

•	COVID-19 pandemic and outbreaks of other contagious diseases, including but not limited to severe acute respiratory syndrome, avian flu, swine flu and Zika virus;

•	regulatory development and changes affecting our business operations globally;

•	global and regional geopolitical conditions, including arms conflicts and wars;

•	environmental events, such as fires and earthquakes, or industrial accidents; and

•	technological changes.
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
The semiconductor industry is characterized by rapidly evolving and constantly changing technology. If we do not anticipate the technology evolution and rapidly adopt new and innovative technology, we may not be able to produce sufficiently advanced services at competitive prices. Our competitors may adopt new technology before we do and reduce our ability to compete effectively in the market. If we are unable to begin offering advanced services and processes on a competitive and timely basis, we may lose customers to our competitors providing similar technologies, which may cause our operating revenues to decline unless we can replace lost customers with new customers. In addition, the market prices for advanced technology and services tend to fall over time. As a result, if we are unable to offer new advanced services and processes on a competitive and timely basis, we may need to reduce prices that we set for our existing services and processes, which would have a negative effect on our profitability. We also depend upon the introduction of new technologies on a timely basis in order to benefit from the relatively higher prices such new technologies offer in the earlier stages of their life cycles. If we are unable to introduce new technologies on a timely and competitive basis, we may not be able to benefit from the relatively higher prices for new technologies, and our average selling price and profits would decrease accordingly.
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

The COVID-19 pandemic may materially and adversely affect our business and operations, as well as our financial condition and results of operations.
Our business and results of operations may be adversely affected by the global COVID-19 pandemic and related events and we expect its impact to continue. The ongoing COVID-19 pandemic may materially adversely affect our business and results of operations in several ways, including but not limited to: (i) interruption and disruptions of our supply chains for equipment, parts and materials in terms of manufacturing, logistics, and manpower arrangements for tool installation; (ii) significant fluctuation in customer demands for certain products, leading to uncertainties for our capacity planning and our ability to meet such demands; (iii) strict border control measures and travel restrictions, which may delay or limit our employees or vendors from completing necessary training programs or providing services; and (iv) potential production delays for our products due to forced factory or office closures or partial operation.
We have implemented various measures to address the abovementioned risks, including but not limited to, health management of our employees, management of production inventory and supply chain risk management. However, there is no certainty that the measures we have taken will be sufficient to mitigate the risks posed by COVID-19 pandemic, and our ability to perform critical functions and to meet customers’ needs could be materially adversely affected. In addition, there is also a risk that any post-pandemic downward changes in consumers’ demand for electronic products may in turn, lead to reduced demand for our products and services.
In addition, if any of our employees is suspected of having contracted COVID-19 or any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. Therefore, we may have to temporarily suspend part of or all of our operations. Furthermore, government actions to contain the outbreak may restrict the level of economic activities in affected regions, including Taiwan and China, and affect the willingness and ability of our employees and customers to travel, which may also adversely affect our business and prospects. Moreover, any lockdown or limitation on economic activities imposed by the governments may prevent us from operating our fabs effectively and cause disruption to our customers. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.
The full extent of the future impact of the COVID-19 pandemic on our operational and financial performance is uncertain and will depend on many factors beyond our control, including, without limitation, the timing, extent, trajectory and duration of the pandemic; the availability, distribution and effectiveness of vaccines; the spread of new variants of COVID-19; the continued and renewed imposition of protective public safety measures; the continuing global disruption in supply chains in our industries and the impact of the pandemic on the global economy, inflation and demand for consumer products. Even after the pandemic has subsided and economic activities gradually increase, we may continue to experience material and adverse impacts to our business, operating results, and financial condition as a result of the pandemic’s lasting global economic impact, including any recession that has occurred or may occur in the future in our industries or continuing inflationary impacts.
Our business may suffer if we cannot compete successfully in our industry.
The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation, Globalfoundries Inc., as well as the foundry operation services of some integrated device manufacturers, such as Intel, Samsung Electronics, or Samsung, SK Hynix and Toshiba Corporation, or Toshiba. Integrated device manufacturers principally manufacture and sell their own proprietary semiconductor products, but may also offer foundry services. Other competitors such as Dongbu Anam Semiconductor, Hua Hong, Powerchip, TowerJazz, Vanguard and XMC have initiated efforts to expand and develop substantial additional foundry capacity. New entrants and consolidations in the foundry business are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. Some of our competitors have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.
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
We have been largely dependent on a small number of customers for a substantial portion of our business. In 2021, our top ten customers accounted for 54.5% of our operating revenues and a customer from our wafer fabrication segment accounted for at least 10% of operating revenues for the years ended December 31, 2019, 2020 and 2021. We expect that we will continue to depend upon a relatively limited number of customers for a significant portion of our operating revenues. We cannot assure you that our operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to any of these customers could significantly reduce our operating revenues.
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
The success of our business depends upon attracting and retaining experienced executives, engineers and other employees to implement our strategy. The competition for skilled employees is intense in our industry, which is exacerbated by the shortage of qualified personnel with appropriate experiences and expertise. We expect demand for personnel in Taiwan to increase in the future as new wafer fabrication facilities and other businesses are established in Taiwan. We also expect demand for experienced personnel in other locations to increase significantly as our competitors establish and expand their operations. Some of our competitors are willing to offer better compensation than what we do to our executives, engineers and other employees. We do not have long-term employment contracts with any of our employees. If we were unable to retain our existing personnel or attract, assimilate and recruit new experienced personnel in the future, it could seriously disrupt our operations and delay or restrict the growth of our business.
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
Should these problems persist or repeat, we may suffer delays in delivery and/or loss of business and revenues. In addition, we cannot guarantee that we will be able to increase our manufacturing capacity and efficiency in the future to the same extent as in the past.
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
We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of their products. For example, in 2019, 2020 and 2021, we purchased a majority of our silicon wafers from five makers, Shin-Etsu Handotai Corporation, or Shin-Etsu, GlobalWafers, Siltronic and Sumco Group (including Sumco Corporation and Formosa Sumco Technology Corporation) and Soitec. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.
In addition, from time to time we may reject materials that do not meet our specifications and quality standards, resulting in declines in output or manufacturing yields. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and other supplies in a timely manner. Furthermore, the recent global supply chain disruption may adversely affect our ability to acquire and purchase raw materials in sufficient quantities or at all, or in a timely manner. Furthermore, the recent global supply chain disruption may adversely affect our ability to acquire and purchase raw materials in sufficient quantities or at all, or in a timely manner. If the supply of materials is substantially diminished or if there are significant increases in the costs of raw materials, we may be forced to incur additional costs to acquire sufficient quantities of raw materials to sustain our operations, which may increase our marginal costs and reduce profitability.
We also depend on a limited number of manufacturers and vendors that make and maintain the complex equipment we use in our manufacturing processes. We also rely on these manufacturers and vendors to improve our technology to meet our customers’ demands as technology improves. In periods of unpredictable and highly diversified market demand, the lead time from order to delivery of this equipment can be as long as fourteen to forty-two
months. If there are delays in the delivery of equipment or in the availability or performance of necessary maintenance, or if there are increases in the cost of equipment, it could cause us to delay our introduction of new manufacturing capacity or technologies and delay product deliveries, which may result in the loss of customers and revenues.
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
Most of our assets and many of our customers and suppliers are located in certain parts of Taiwan. Our operations and the operations of our customers and suppliers are vulnerable to earthquakes, floods, droughts, power losses and similar events that affect the locations of our operations. The occurrence of any of these events could interrupt our services and cause severe damages to wafers in process, or cause significant business disruptions. For example, given the prolonged period in the lack of rainfall particularly acute in southern Taiwan which may impact our manufacturing capacity and may cause us to lose important customers, therefore may have a potentially adverse and material impact on our operational and financial performance. Besides the potential risks that may be caused by water shortage, we have in the past experienced severe earthquakes which adversely affected our wafer manufacturing operations in Taiwan. Although we had adopted practices in compliance with ISO 22301 business continuity standards which ensured the safety of our employees and minimized supply disruptions resulting from the earthquake and we recovered partially the losses resulting for this earthquake from our insurance policy, there is no guarantee that our business continuity practices will always be effective. There is also no guarantee that any future damages or business loss from severe natural disasters will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient. Furthermore, the cost of insurance policies may increase in the future that will make it more expensive for us to obtain and maintain adequate insurance policies. In addition, our manufacturing facilities have occasionally experienced insufficient power supplies, and our operations have been disrupted.
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
There is increasing concern that climate change is occurring and may have dramatic effects on human activity without aggressive remediation steps. The change in temperature would result in increased severity and frequency of extreme weather events such as cyclones, floods, water stress, high temperature and increasing risk of extinction for the world’s species. Public expectations for reductions in greenhouse gas emissions and climate-related risks could result in increased energy, water, transportation and raw material costs, which raised shareholder’s concern and caused several international standards and questionnaires being revised to request enterprises disclosing their risks and financial impacts. Consequently, our climate change risk assessment tool was developed and related departments participated in the identification work.
As climate change continues to be severe, the international community not only pays attention to the energy transition, but also successively establishes mechanisms for monetizing the impact of carbon emissions on society and the environment, such as carbon pricing mechanism, carbon border adjustment mechanism, etc. For example, we have an advanced
12-inch
wafer fab in Singapore. The Singapore government introduced a carbon tax from 2019 onwards, making it the first country in Southeast Asia to promote this measure. In Taiwan, the Environmental Protection Administration proposed a draft revision to the GHG Management Act with an amendment of its name to “Climate Change Response Act” in 2021. There are additional stringent regulations including a carbon-fee
charging to promote GHG reduction and
low-carbon
economy development.
In addition, government’s energy policy may cause power shortage and affect our business operation. For example, “Dual control” to reduce energy intensity and to limit total energy consumption is a key measure that the Chinese government implements to help meet its energy and climate goals. In 2021, some provinces started to employ power rationing for high-energy-consuming industries. Although UMC has not been affected yet, we will continue to pay attention to this risk.
We have developed climate change risk assessment tool and related departments participated in the identification work. Adaptation and mitigation measures are developed in response to the identified climate change risk. Furthermore, we also disclosed risk and opportunity of climate change according to the framework of TCFD (Task Forced on Climate-related Financial Disclosures) in UMC Sustainability Report and our official website. In May 2021, UMC meets the TCFD performance assessment at management level of “Pioneer” which verified by SGS Taiwan Ltd., endorsing that our climate change risk assessment system and associated financial disclosure data are highly credible and transparent.
Disruptions in the international trading environment may seriously decrease our international sales.
A substantial portion of our operating revenues is derived from sales to customers located in countries other than the countries where our fabs are located. We operated fabs in Taiwan, Singapore, China and Japan. For the years ended December 31, 2019, 2020 and 2021, we generated approximately 27.9%, 27.0% and 27.4% of our operating revenues, respectively, from countries other than those where our fabs are located. We expect sales to customers from countries outside of Taiwan, Singapore, China and Japan will continue to represent a significant portion of our operating revenues. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tariff, tax laws, import duties, export control and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

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
Our principal executive offices and most of our assets and operations are located in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in R.O.C. governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established between the R.O.C. and the PRC in the past few years, such as the adoption of the Economic Cooperation Framework Agreement and memorandum regarding cross-strait financial supervision, we cannot assure you that relations between the R.O.C. and PRC will not become strained again, in particular, considering the increasingly tense relationship between the United States and the PRC. For example, the PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, passed an Anti-Secession Law that authorized non-peaceful
means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the R.O.C. and the PRC have on occasions depressed the market prices of the securities of companies in the R.O.C. Such initiatives and actions are commonly viewed as having a detrimental effect to reunification efforts between the R.O.C. and the PRC. Relations between the R.O.C. and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.
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
The Organization for Economic Cooperation and Development (OECD) and G20 countries worked together to create the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS), which contemplates changes to numerous international tax principles. Over 135 members agreed to a two-pillar
solution to address the tax challenges arising from the digitalization of the economy and Global Anti-Base Erosion Model Rules. Pillar 1 aims to ensure a better distribution of taxation of multinationals according to the countries in which they operate, and Pillar 2 aims to control tax competition on corporate profits by introducing a global minimum tax of 15%. The taxation of two-pillar
solution is expected to implement as soon as Jan, 1 2023. In response to the domestic minimum corporate tax rate aimed by Pillar 2, Taiwan’s finance ministry planned to increase the Alternative
Minimum Tax from 12% to 15% effective from 2023. In addition, Taiwan finance ministry will endeavor to implement Pillar 1 and 2 as proposed by OECD and Inclusive Framework.
The R.O.C. income Tax Act was amended in 2016 to introduce controlled foreign company (CFC) provisions, and the implementation rules were announced in September 2017. The legislation has announced to effective on Jan, 1 2023.
The implementation of
two-pillar
solution and CFC rule may increase our income tax rate in future and cause adverse effect to our net income.

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
In addition, because we have a global operation, we may be subject to intellectual property disputes and litigation in foreign jurisdictions with divergent laws and practices, which will make it more costly and time consuming for us to initiate or defend such litigations. Furthermore, if we are engaged or involved in a high profile intellectual property dispute or litigation in foreign countries with stringent national security regulations, such as the U.S. and China, we may be subject to heightened scrutiny by government agencies in such countries, which may lead to adverse actions taken by such government agencies, including prolonged investigation and litigation, which can negatively affect our operations and damage our reputation. Any intellectual property claim or litigation could harm our business, results of operations, financial condition and prospects.
Geopolitical and economic conflicts between the United States and China may adversely affect our business
Geopolitical conflicts and tensions between the United States and China have threatened and destabilized trading relationships and economic activities between the two countries. Because we have operations in both countries, such conflicts and tensions may negatively impact our business. At various times during recent years, the United States and China have had disagreements over political and economic issues, including but not limited to, the recent imposition of tariffs by the U.S. on goods imported from China and to the U.S. government’s efforts to restrict transfer and sharing of technologies, including semiconductor technologies, between the two countries. In addition, the U.S. government may enact new and more restrictive export control regulations that may reduce our ability to ship and sell products to certain customers in China and Asia and increase our cost to implement additional measures to comply with such new regulations. In addition, disagreements between the United States and China with respect to their political, military or economic policies toward Taiwan may contribute to further controversies. These controversies and trade frictions could have a material adverse effect on our business by, among other things, making it more difficult for us to coordinate our operations between the United States and China, causing a reduction in the demand for our products by customers in the United States or China and reducing our profitability due to increasing cost of compliance.
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
Furthermore, if holders of at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including election of directors, the depositary will appoint our Chairman, or his designee, to represent the ADS holders at the shareholders’ meetings and to vote the common shares represented by the ADSs outstanding in the manner so instructed. If by the relevant record date, the depositary has not received instructions from holders of ADSs holding at least 51% of the ADSs to vote in the same manner for any resolution, then the holders will be deemed to have instructed the depositary to authorize and appoint our Chairman, or his designee, to vote all the common shares represented by ADSs at his sole discretion, which may not be in your interest. As a result of these rules and restrictions, holders of ADSs have limited ability to vote or be represented with respect to any actions to be taken by shareholders of the Company.
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
Our corporate affairs are governed by our articles of incorporation and bylaws governing R.O.C. corporations. The rights of our shareholders to bring shareholders’ suits against us or our board of directors under R.O.C. law are much more limited than those of the shareholders of U.S. corporations. Therefore, our public shareholders may have more difficulty protecting their interests in connection with actions taken by our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Rights to Bring Shareholders’ Suits” included elsewhere in this Annual Report for a detailed discussion of the rights of our shareholders to bring legal actions against us or our directors under R.O.C. law.
Holders of our ADSs will be required to appoint several local agents in Taiwan if they withdraw common shares from our ADS program and become our shareholders, which may make ownership burdensome.
Non-R.O.C.
persons wishing to withdraw common shares represented by their ADSs from our ADS program and hold our common shares represented by those ADSs are required to, among other things, appoint a local agent or representative with qualifications set forth by the applicable R.O.C. laws and regulations to open a securities trading account with a local brokerage firm, pay R.O.C. taxes, remit funds and exercise shareholders’ rights. In addition, the withdrawing holders are also required to appoint a custodian bank or a securities firm with qualifications set forth by the R.O.C. FSC to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information, in which the securities firm is appointed as the custodian, the payments shall be held in safekeeping in a special account opened in a bank approved by the R.O.C. FSC. Without making this appointment and opening of the accounts, the withdrawing holders would not be able to subsequently sell our common shares withdrawn from a depositary receipt facility on the Taiwan Stock Exchange. Under R.O.C. law and regulations, except under limited circumstances, PRC persons are not permitted to withdraw the common shares underlying the ADSs or to register as a shareholders of our company. Under the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors promulgated by the R.O.C. Executive Yuan on April 30, 2009, as amended, only qualified domestic institutional investors, or QDIIs and limited entities or individuals, are permitted to withdraw the common shares underlying the ADSs, subject to compliance with the withdrawal relevant requirements, and only QDIIs, and limited entities or individuals who meet the qualification requirements set forth therein are permitted to own common shares of an R.O.C. company listed for trading on the Taiwan Stock Exchange or the Taipei Exchange, provided that among other restrictions generally applicable to investments made by PRC persons, their shareholdings are subject to certain restrictions as set forth in the abovementioned regulations and that such mainland area investors shall apply for a separate approval if their investment, individually or in aggregate, amounts to or exceeds 10 percent of the common shares of any R.O.C. listed company.
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
We do not believe that we were a passive foreign investment company, or PFIC, for 2021 and we do not expect to become one in the future, although there can be no assurance in this regard. Characterization as a PFIC could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.

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
Our Internet website address is
www.umc.com
. The information on our website does not form part of this Annual Report. Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. In 2021, we were ranked among the top 5% of companies for a seventh consecutive year in the Corporate Governance Evaluation conducted by the Taiwan Stock Exchange and Taipei Exchange. The assessment was conducted across over 1,400 public companies in Taiwan.
We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication devices, consumer electronics, computer, and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. The following table presented the percentages of our wafer sales by application for the years ended December 31, 2019, 2020 and 2021.

	Years Ended December 31,
Application	2019	2020	2021
	%	%	%
Communication	52.2	52.1	46.2
Consumer	26.4	24.3	26.6
Computer	13.6	13.9	16.7
Others	7.8	9.7	10.5

Total	100.0	100.0	100.0

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
Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel Mobile, plus leading fabless design companies, such as MediaTek, Realtek, Qualcomm and Novatek. In 2021, our company’s top ten customers accounted for 54.5% of our operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.
In 2014, we and Fujitsu Semiconductor Limited, or Fujitsu, announced a joint venture agreement where we invested ¥5 billion as an initial investment and received approximately 9.3% of the issued and outstanding share capital to become a minority shareholder of a newly formed subsidiary of Fujitsu named Mie Fujitsu Semiconductor Limited, or MIFS, which will operate a 300mm wafer manufacturing facility located in Kuwana, Mie, Japan. In 2015, we increased our ownership interest in MIFS to approximately 15.9% by making an additional capital investment of NT$1.36 billion. Through this relationship with us, MIFS was able to expand its business globally as a pure-play foundry company by strengthening its production and development capacity in a cost competitive manner. On June 29, 2018, our board approved the acquisition of the remaining 84.1% in MIFS from Fujitsu and the transaction was completed on October 1, 2019 at a consideration of JPY¥54.4 billion. Upon completion of the transaction, MIFS became one of our wholly-owned subsidiaries and was renamed “United Semiconductor Japan Corporation”, or USJC. We believe the acquisition of USJC aligns with our growth strategy which prioritizes on differentiating process technologies to fulfill the growing market demand across logic and specialty markets, and the acquisition provided us with an enhanced capability to gain market share in key geographical areas, including Japan. The 300mm fab based in Japan provides a capacity of approximately 36,500 per month, specializing in the manufacturing of 90nm, 65nm and 40nm products.
In 2014, we established United Semiconductor (Xiamen) Co., Ltd., or USCXM, based in Xiamen, Fujian Province, China that focuses on
12-inch
wafer foundry services. USCXM manufactures
12-inch
wafers and offer 28 nanometer, 40 nanometer and 55 nanometer process technologies. We obtained the initial investment approval from the R.O.C. government on December 31, 2014 with US$300 million invested by HJ (Hejian Technology Suzhou) and US$450 million by UMC. The initial groundbreaking event of USCXM took place in March 2015 and the grand opening ceremony took place in November 2016. In November 2017, we obtained approval from the R.O.C. government for a US$600 million capital investment in USCXM which was completed in September 2018. USCXM successfully commenced commercial mass production by the end of 2016 and has carried out production on both 40nm and 28nm technology nodes in 2017. On February 11, 2020, our subsidiary HeJian Technology’s board of directors approved an investment of US$500 million in USCXM over the next few years. Accordingly, in October 2020, HeJian Technology invested RMB¥1 billion (US$160 million) and RMB¥1 billion (US$143 million) in USCXM in October 2020 and in October 2021, respectively. Our participation in USCXM complies with R.O.C. rules and regulations and will be subject to the review and approval by the relevant R.O.C. authorities.

On December 24, 2014, we transferred our
6-inch
fabrication plant, or Fab 6A, including machinery equipment and building facilities to our subsidiary, Wavetek Microelectronics Corporation, or Wavetek, in order to further satisfy customer needs in the fast growing GaAs market and to improve the
6-inch
fabrication operational efficiency among our group by fully utilizing the existing assets and resources. In April 2015, Wavetek had successfully entered into the silicon-based CMOS foundry business after it had fully acquired our
6-inch
Fab 6A fixed assets and production lines. As of March 31, 2022, we held approximately 80.17% of issued and outstanding equity of Wavetek, making us its largest shareholder.
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
On January 15, 2021, we sold all 4,000,000 common shares of Hut 8 Mining Corporation with a total consideration of approximately NT$310 million at average unit price of NT$77.54. On April 28, 2021, our board approved the private placement investment in TGVest Asia Partners II(Taiwan), L.P. by paying no more than NT$1,200 million. According to Limited Partnership Agreement, capital contributions will be made by capital call notices.
On September 3, 2021, our board and the Boards of Directors of FORTUNE and Chipbond Technology Corporation, or Chipbond, approved the proposal of a share exchange transaction in accordance with Article 156-3 of the Company Law. Under this proposal, Chipbond’s capital increased by the issuance of 67,152,322 new ordinary shares in exchange for 61,107,841 new common shares issued by us and 16,078,737 common shares of UMC held by FORTUNE. The share exchange ratio was one UMC common share to 0.87 ordinary share of Chipbond. After the completion of the share exchange transaction, UMC and FORTUNE jointly hold approximately 9.09% of the equity in Chipbond, and Chipbond hold approximately 0.62% of the equity in UMC. Following the issuance and exchange of new shares, UMC and Chipbond will establish a long-term strategic partnership.
Our Strategy
To maintain and enhance our position as a market leader, we have adopted a business strategy with a focus on a partnership business model designed to accommodate our customers’ business needs and objectives and to promote their interests as our partners. We believe that our success and profitability are inseparable from the success of our customers. The goal in this business model is to create a network of partnerships and alliances among integrated device manufacturers, IP and design houses, as well as foundry companies. We believe that we and our partners will benefit from the synergy generated through such long-term partnerships or alliances and the added value to be shared among the partners. The key elements of our strategy are:
Operate as a Customer-Driven Foundry
. We plan to operate as a customer-driven foundry. The increasing complexity of 40 nanometer, 28 nanometer, and more advanced technologies has impacted the entire semiconductor industry, as ICs can now be designed with greater gate density and higher performance while incorporating the functions of an entire system on a single chip. These designs have created a new market of 5G communications, AIoT, automotive as well as , the increase of silicon content per device. We collaborate closely with our customers as well as partners throughout the entire supply chain, including equipment, electronic design automation tool and IP vendors to work synergistically toward each customer’s SoC solution. We also possess experience and know-how
in system design and architecture to integrate customer designs with advanced process technologies and IP. We believe the result is a higher rate of first-pass silicon success for our SoC solutions. Our customer-driven foundry solutions begin with a common logic-based platform, where designers can choose the process technologies and transistor options that best fit their specific application. From there, technologies such as radio frequency complementary metal-oxide-semiconductor, or RF CMOS, and embedded Flash memories can be used to further fine-tune the process for customers’ individual needs. Furthermore, as IP has become critical resources for SoCs, our portfolio includes basic design building blocks as well as more complex IP of optimized portability and cost, developed both internally and by third-party partners. With advanced technology, a broad IP portfolio, system knowledge and advanced
300-millimeter
manufacturing, we offer comprehensive solutions that help customers deliver successful results in a timely fashion.

Build up Customer-focused Partnership Business Model
. We have focused on building partnership relationships with our customers, and we strive to help our customers achieve their objectives through close cooperation. Unlike the traditional buy-and-sell
relationship between a foundry and its customers, we believe our partnership business model will help us understand our customers’ requirements and, accordingly, better accommodate our customers’ needs in a number of ways, such as customized processes and services that optimize the entire value chain (not just the foundry portion) and
IP-related
support. We believe that this business model will enable us to deliver our products to our customers at the earliest time our customers require for their design cycle, resulting in shorter time-to-market
and
time-to-volume
production. Furthermore, we believe we will provide more cost-effective services by focusing our research and development expenditures on the specific requirements of our customers. We believe our partnership business model will help us not only survive a market downturn, but also achieve a better competitive position.
Continue to Focus on High Growth Applications and Customers and Actively Explore New Market Opportunities
. We believe one measure of a successful foundry company is the quality of its customers. We focus our sales and marketing on customers who are established or emerging leaders in industries with high growth potential. Our customers include industry leaders such as Intel Mobile, MediaTek, Realtek, Texas Instruments and Qualcomm. We seek to maintain and expand our relationships with these companies. We strive to demonstrate to these customers the superiority and flexibility of our manufacturing, technology and service capabilities and to provide them with production and design assistance. We are also making efforts to further diversify our customer portfolio in order to maintain a balanced exposure to different applications and different customers. We believe these efforts strengthen our relationships with our customers and enhance our reputation in the semiconductor industry as a leading foundry service provider.
In addition to customer diversification, we have also been actively exploring new market opportunities in consumer electronics such as Internet of Things.
Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies
. We believe that maintaining and enhancing our leadership in mass-producible semiconductor manufacturing technology is critical to attract and retain customers. Our reputation for technological excellence has attracted both established and emerging leaders in semiconductor industries who work closely with us on technology development. In addition, we believe our superior processing expertise has enabled us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue enhancing capital expenditures in research and development and building internal research and development expertise, to focus on logic and specialty process development to accelerate access to next-generation and specialized technologies. Our continuous technology development efforts and capital investment have allowed us to acquire new customers and opportunities, which enabled us to grow our business. We believe our progress in developing more advanced process technologies has benefited our customers in the fields of computers, communications, consumer electronics and others with special preferences in certain aspects of the products, such as the ultimate performance, density and power consumption.
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

Maintain Scale and Capacity Capabilities to Meet Customer Requirements, with a Focus on
12-inch
Wafer Facilities for Future Expansion
. We believe that maintaining our foundry capacity with advanced technology and facilities is critical to the maintenance of our industry leadership. Our production capacity is currently among the largest of all semiconductor foundries in the world. We intend to increase our
12-inch
wafer production capacity to meet the needs of our customers and to fully capitalize on the expected growth of our industry. We expect our future capacity expansion plans will focus on
12-inch
wafer facilities in order to maintain our technology leadership.
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
The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2021.

	Wavetek	Fab 8A	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 8N	Fab 12A	Fab 12i	Fab 12X	Fab 12M
Commencement of volume production	1989	1995	1998	2000	1998	2000	2000	2003	2002	2004	2016	2005
Estimated full capacity (1)(2)	27,113	63,200	38,400	31,800	38,200	45,500	34,100	77,200	90,372	54,807	26,000	36,500
	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month
Wafer size	6-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	12-inch	12-inch	12-inch	12-inch
	(150mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(300mm)	(300mm)	(300mm)	(300mm)

(1)	Measured in stated wafer size.
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

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 8A, 3, 5 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	43,130 / 83,699	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8C & Fab 8D, 6, 8 Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	33,784/100,609	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8E, 17 Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	35,779 / 76,315	8-inch wafer production	Leased (expires in February 2036)	Owned

Fab 8F, 3 Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	23,774 / 65,736	8-inch wafer production	Leased (expires in February 2038)	Owned

Fab 8S, 16 Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 30077, R.O.C.	20,365 / 65,614	8-inch wafer production	Leased (expires in December 2023)	Owned

Fab 8N, 333, Xinghua St., Suzhou Industrial Park, Suzhou, Jiangsu Province 215025, PRC	215,621 /100,908	8-inch wafer production	Leased (expires in December 2052)	Owned

Fab 12A, 18, 20 Nan-Ke 2nd Rd., & 57, Nan-ke 3rd Rd., Tainan Science Park, Sinshih Tainan, Taiwan 74147, R.O.C.	243,250 / 633,904	12-inch wafer production	Leased (expires in November 2034)	Owned

Fab 12i, 3 Pasir Ris Drive 12 Singapore 519528	86,007 / 146,509	12-inch wafer production	Leased (expires in March 2031)	Owned

Fab 12X, 899 Wan Jia Chun Road, Xiang’an District, Xiamen, Fujian Province, PRC	254,698 / 348,537	12-inch wafer production	Leased (expires in January 2065)	Owned

Fab 12M, 2000, Mizono, Tado-cho, Kuwana, Mie, 511-0118, Japan	307,293 / 151,753	12-inch wafer production	Owned	Owned

United Tower, 3 Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.	8,985 / 85,224	Administration office	Leased (expires in December 2033)	Owned

Neihu Rd. office, 8F, 68. Sec. 1, Neihu Rd., Taipei, Taiwan 11493, R.O.C.	626 / 4,817	Administration office	Owned	Owned

Testing Building, 1, Chin-Shan, 7th St., Hsinchu, Taiwan 30080, R.O.C.	10,762 /41,318	Leased to several companies	Owned	Owned

R&D Building, 18 Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 74147, R.O.C.	42,000 / 47,396	Research and development	Leased (expires in December 2023)	Owned

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Wavetek, 10, Chuangxin 1st Rd., Hsinchu Science Park, Baoshan Township, Hsinchu, Taiwan 30076, R.O.C.	27,898 / 34,609	6-inch wafer production	Leased (expires in December 2034)	Owned
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

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab in 2021, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2019, 2020 and 2021:

		Year Ended December 31, 2021 Range of	Years Ended December 31,
	Years of	Process	2019	2020	2021

	Commencement of Operation	Technologies (in microns)	(in thousands of 8-inch wafer equivalents, except percentages)
Wavetek	1989	5 to 0.25	208	209	185
Fab 8A	1995	3 to 0.18	825	802	755
Fab 8C	1998	0.35 to 0.11	436	452	459
Fab 8D	2000	0.18 to 0.09	359	371	380
Fab 8E	1998	0.6 to 0.15	426	449	457
Fab 8F	2000	0.18 to 0.11	434	485	514
Fab 8S	2000	0.25 to 0.11	372	373	408
Fab 8N	2003	0.5 to 0.11	831	917	917
Fab 12A	2002	0.13 to 0.014	2,243	2,348	2,408
Fab 12i	2004	0.13 to 0.040	1,338	1,414	1,442
Fab 12X	2016	0.080 to 0.022	457	489	639
Fab 12M	2005	0.13 to 0.040	220	879	889
Total estimated capacity	—	—	8,148	9,188	9,453
Total output (actual)	—	—	7,227	8,902	9,871
Average capacity utilization	—	—	88.7%	96.9%	104.4%
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
Our average capacity utilization rate was 88.7% in 2019, 96.9% in 2020 and 104.4% in 2021.
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
Some of the equipment is available from a limited number of qualified vendors and/or is manufactured in relatively limited quantities, and some equipment has only recently been developed. We believe that our relationships with equipment suppliers are strong enough that we can leverage our position as a major purchaser to purchase equipment on competitive terms.
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
The most important raw material used in our production processes is silicon wafer, which is the basic raw material from which integrated circuits are made. The principal makers for our wafers are Shin-Etsu, GlobalWafers, Siltronic, Sumco Group and Soitec. We have in the past obtained and believe that we will continue to be able to obtain a sufficient supply of silicon wafers. We believe that we have close working relationships with our wafer suppliers. Based on such long-term relationships, we believe that these major suppliers will use their best efforts to accommodate our demand.
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
Circuit Design
. At this initial design stage, our engineers generally work with our customers to ensure that their designs can be successfully and cost-effectively manufactured in our facilities. We have assisted an increasing number of our customers in the design process by providing them with access to our partners’ electronic design analysis tools, IP and design services, as well as by providing them with custom embedded memory macro-cells. In our Silicon Shuttle program, we offer customers and IP providers early access to actual silicon samples with their desired IP and content in order to enable early and rapid use of our advanced technologies. The Silicon Shuttle program is a multi-chip test wafer program that allows silicon verification of IP and design elements. In the Silicon Shuttle program, several different vendors can test their IP using a single mask set, greatly reducing the cost of silicon verification for us and the participating vendors. In our alliances with them, we coordinate with leading suppliers of IP, design and ASIC services to ensure their offerings are available to our customers in an integrated, easy to use manner which matches customers’ need to our technologies. With a view to lowering customer design barriers, we expanded our design support functions from conventional design support to adding IP development to complement third-party intellectual properties and to provide customers with the widest range of silicon-verified choices. Our offerings range from design libraries to basic analog mixed-mode intellectual properties which, together, have helped shorten our customer’s design cycle time.
Mask Tooling
. Our engineers generally assist our customers to design and/or obtain masks that are optimized for our advanced process technologies and equipment. Actual mask production is usually provided by independent third parties specializing in mask tooling.
Wafer Fabrication
. As described above, our manufacturing service provides all aspects of the wafer fabrication process by utilizing a full range of advanced process technologies. During the wafer fabrication process, we perform procedures in which a photosensitive material is deposited on the wafer and exposed to light through the mask to form transistors and other circuit elements comprising of a semiconductor. The unwanted material is then etched away, leaving only the desired circuit pattern on the wafer. As part of our wafer fabrication services, we also offer wafer probing services, which test, or probe, individual die on the processed wafers and identify dice that fail to meet required standards. We prefer to conduct wafer probing internally to obtain speedier and more accurate data on manufacturing yield rates.
Assembly and Testing
. We offer our customers turnkey solutions by providing the option to purchase finished semiconductor products that have been assembled and tested. We outsource assembly and test services to leading assembly and test service providers, including Siliconware Precision Industries Co., Ltd., or Siliconware, and Advanced Semiconductor Engineering Inc. in Taiwan. After final testing, the semiconductors are shipped to our customers’ designated locations.
Customers and Markets
Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel Mobile, plus leading fabless design companies, such as MediaTek, Realtek, Qualcomm and Novatek. Although we are not dependent on any single customer, a significant portion of our operating revenues has been generated from sales to a few customers. Our top ten customers accounted for approximately 54.5% of our operating revenues in 2021.
Set forth below is a geographic breakdown of our operating revenues in 2019, 2020 and 2021 by the location of our customers.

	Years Ended December 31,
Region	2019	2020	2021
	%	%	%
Taiwan	36.4	36.8	37.9
Singapore	16.2	14.7	13.7
China (including Hong Kong)	12.9	12.8	14.6
Japan	6.6	8.7	6.4
USA	13.5	13.9	11.4
Europe	4.7	3.6	2.6
Others	9.7	9.5	13.4

Total	100.0	100.0	100.0

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. As an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. The following table presented the percentages of our wafer sales by types of customers for the years ended December 31, 2019, 2020 and 2021.

	Years Ended December 31,
Customer Type	2019	2020	2021
	%	%	%
Fabless design companies	91.3	87.8	85.4
Integrated device manufacturers	8.7	12.2	14.6

Total	100.0	100.0	100.0

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
Information Security Risk Management
We have made information security risk analysis and have taken the mitigating measures as described below:
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
(2) Information Security Policy (Internal Control and Protocol)
Our information security policy is based on the guiding principle: “To establish Information Security Management rules in accordance to customer’s requirement, to reach a consensus that information security is everyone’s responsibility through full awareness, to protect information Confidentiality, Integrity, Availability for the Company and Customer, and to provide safe production environment to ensure sustainable operation of the Company’s business.” Our major information security objectives are aimed at antivirus, anti-intrusion and anti-leakage through the building of multiple internal controls such as firewall, intrusion detection and antivirus systems to enhance our ability to defend against external attacks. Also, through regular educational and training programs, security operation/awareness is embedded and seamlessly integrated into every employee’s daily work.
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

(4) Assessment of Information Security and Cyber Risks
We place particular emphasis on preventing information security and cyber risks, and have built a comprehensive multi-layer defense mechanism including firewall, intrusion detection, antivirus system, vulnerability scanning, patch management procedure and penetration testing. Our company followed the National Institute of Standards and Technology to establish a corporate information security framework and created corresponding metrics to strengthen information security management including 1. aiming to further improve the detection of irregularities and elevate preventive capabilities including protocols such as Application Whitelisting and Endpoint Detection and Response, 2. optimize network security area of overall information systems and 3. increase the multi-factor authentication protection for host privileged account login.
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
(6) Insurance against Information Security Risks
Based on a recent report, data leakage, virus infection, and hacking event in Taiwan and throughout the world, together with the ransomware incident of peer semiconductor manufacturer’s information system in August 2018, have caused significant operating loss in business interruption that reached NT$7.6 billion. There is no guarantee that enterprises will not become the target of attacks despite reasonable security protection in place. In view of this, we obtained cyber security insurance to mitigate and reduce this risk. Such insurance policy has been in effect since January 2019 with retroactive option which can trace back to undiscovered pre-existing
threats. The annual insurance coverage is US$10 million for all our fabs in Taiwan, Singapore and Japan.
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

We believe that our primary competitors in the foundry services market are Taiwan Semiconductor Manufacturing Company Limited, Semiconductor Manufacturing International (Shanghai) Corporation and Globalfoundries Inc., as well as the foundry operation services of some integrated device manufacturers such as Samsung, Intel and Toshiba. Other competitors such as Dongbu Anam Semiconductor, Hua Hong Semiconductor Manufacturing Corp.,
X-FAB
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
Intellectual Property
Our success depends on our ability to obtain patents, licenses and other intellectual property (IP) rights covering our production processes and activities. To that end, we have developed and acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2021, we held 6,501 U.S. issued patents and 7,922 patents issued outside of the United States.
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
Research and Development
In 2019, 2020 and 2021, we spent NT$11,860 million, NT$12,896 million and NT$12,935 million (US$466 million), respectively, on research and development, which represented 8.0%, 7.3% and 6.1% respectively, of our operating revenues of such years. Our research and development efforts mainly focus on delivering comprehensive foundry solutions that consist of the key process technologies encompassing logic as well as specialty manufacturing technologies that address customers’ needs. These resources provide our foundry customers with improved opportunities to develop diverse product lines that supply the global semiconductor market. Our commitment to research and development can be illustrated by our 2021 research and development expenditures, which was approximately 6.1% of operating revenues.
As of December 31, 2021, we employed 1,499 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.
Our Investments
Our investment holdings consist of equity interest in certain company and reflect current market valuations as these assets may change in accordance with market conditions.

The following table sets forth the sales of our investments in 2019:

Investees	Number of shares sold (in millions)		Proceeds from disposal (in NT$ millions)
Trilliant Holdings, Inc.	4		279
Dafeng TV Ltd.	2		178
Holtek Semiconductor Inc.	3		168
CTBC Hua Win Money Market Fund	9		100

The following table sets forth the sales of our investments in 2020:

Investees	Number of shares sold (in millions)		Proceeds from disposal (in NT$ millions)
Solar Applied Materials Technology Corp.	8		293
All-Stars XMI Ltd.	0		255
Action Electronics Co., Ltd.	18		241
Playnitride Inc.	1		203
Excellence Optoelectronics Inc.	5		188

The following table sets forth the sales of our investments in 2021:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)	(in US$ millions)
Octtasia Investment Holding Inc.	4	425	15
Phison Electronics Corp.	1	219	8
CNEX Labs, Inc.	0	170	6
Hut 8 Mining Corp.	1	159	6
Clientron Corp.	8	156	6
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
Environmental Protection Aspects:

•	We strive to be a sustainable green corporation by complying with or exceed the requirements of environmental laws and international conventions.

•	Implement and integrate an environmental management system into the overall organizational management system. Commit to ongoing improvement of environmental performance.

•
Take the initiative to introduce and develop environmentally friendly technologies and apply them to R&D, procurement, production operations, business facilities, distribution and logistics, products and services to reduce the environmental load at each stage of the life cycle, achieving the goal of green design, production and operation.

•
Focus on the development of environmental trends around the world, assess the involved opportunities and risks, properly carry out waste management and make good use of energy/resources, and promote circular economy.

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

•
Exercise due diligence to encourage subsidiaries, joint venture partners, mergers and acquisitions, outsourcing partners, suppliers, customers and other key business partners to jointly promote environmental sustainability, and consult with shareholders on environmental issues to disclose environmental information.

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

•
Through communication, consultation and participation in decision-making with workers or their representatives, make it a responsibility for personnel of all levels to exercise influence, eliminate hazard factors, prevent occurrence of accidents and work-related illnesses, and promote effective safety and health interactions through cooperation and sharing.

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
The following list sets forth some of the important awards that we received in environmental protection, safety and health:

•	Selected as a member of Dow Jones Sustainability Indices (DJSI) World Index for the fourteenth straight year since 2008 and also named a constituent of Emerging Markets Index in 2021;

•	Achieved a Leadership band with ‘A’ score in CDP Water Security assessment and a Management band with score ‘B’ in Climate Change assessment;

•
Awarded “Top 10 Taiwanese Companies Sustainability Model Award” 5
th
place (2021) and “Corporate Sustainability Report Award” (2008-2021) for fourteenth consecutive year by Taiwan Institute for Sustainable Energy;

•	Awarded “Excellence in Corporate Social Responsibility” 7 th place in large enterprise category by CommonWealth Magazine (2021);

•	Awarded “National Enterprise Environmental Protection Award” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2003-2021) for nineteenth consecutive year;

•	Awarded “The Best Participation of Green Procurement for Enterprises” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2011-2021);

•	Awarded “Excellent Occupational Safety and Health Executive Organization of Hsinchu Science Park” by the Science Park Administration (1998-2021).

Climate Change
Our climate change policies include: (i) achieving carbon neutral status via carbon management, (ii) becoming a comprehensive low-carbon
emissions solution provider, and (iii) leveraging corporate resources to cultivate a low-carbon
emissions economy. In order to implement these policies, we set greenhouse gas reduction goals as to various phases. In 2021, we initiated resource and energy productivity improvement plan named “Green 2025” project which target to reduce the usage of water, electricity and waste per unit of product by 15%, 15% and 25%, respectively, compared to 2015. We also set the goal of reducing the
F-GHG
emissions per unit of product by 65% in 2025 compared to 2010.
In June 2021, we announced our pledge to reach net zero carbon emissions by 2050 and to take concrete steps to Net Zero Action as the first semiconductor foundry globally. UMC is vigorously responding to the Paris Climate Agreement goal and pursuing efforts to limit the global warming not exceeding 1.5°C. In addition, UMC was admitted into RE100, becoming the second semiconductor wafer foundry in this initiative, and committed to use 100% renewable energy by 2050. To reach net zero carbon emissions by 2050, UMC has three resolutions to cover direct emissions from fab operations, indirect emissions from energy consumption, and indirect emissions from value chain. The three resolutions are:

•
Persistent and proactive carbon emission reduction: Through continually developing advanced foundry process technologies, enhancing productivity and improving energy efficiency, UMC is able to minimize carbon emissions in both manufacturing stage of wafers and using stage of IC end products.

•
100% renewable energy: A
3-stage
objective of 15% by 2025, 30% by 2030, and 100% by 2050 is set to substantially increase the proportion of consuming renewable energy, and UMC will also invite its value chain to support the low-carbon
energy transition.

•
Investment in
net-zero
technologies: UMC commits to invest in net zero emissions technologies and participate in Carbon Offset Projects to remove and offset carbon emissions that are inevitable or still subject to technical restrictions.

Since 1999, we have been a pioneer in the foundry industry to implement measures to reduce per-fluorinated
compounds, and we completed the replacement of C
3
F
8
with C
4
F
8
in 2011. We have made a significant achievement by reducing
F-GHG
emissions, which is one of the major greenhouse gas reduction objectives of the World Semiconductor Council. From 2013 to 2014, UMC participated in the Environmental Protection Administration, or the EPA, early reduction project and acquired a carbon reduction allowance of 3.02 million tons. We subsequently executed a contract with Dragon Steel Corporation to trade 2 million tons of carbon emission credits. It was the first trade of carbon emissions credits that was reviewed and recorded by the EPA, indicating a significant milestone in Taiwan’s carbon emission credits trading market. Proceeds derived from the carbon trading transaction was wholly used by us to enforce environmental protection and promote environmental protection measures and to continue contributing towards environmental sustainability. Our GHG Offset Project has passed the Taiwan EPA review in 2020, and through this project, we can build ten years of carbon assets according to our GHG reduction efforts in Taiwan fabs.
We also support timely disclosure of carbon information and ensuring data quality. Since 2006, we have participated in the Carbon Disclosure Project formed by global institutional investors and disclosed our annual greenhouse gas emission volume, reduction goals and results. Moreover, we engage third-party verifiers to ensure the quality of the data. We completed the verification on greenhouse gas emission and reduction records for all of our fabs on an annual basis.
Climate change will not only bring about negative impacts but also drive opportunities for semiconductor simultaneously. Consequently, we have been proactively searching for our own climate related opportunities by considering of market demand for energy-saving and our technique advantages. Our climate change opportunities were identified as green technologies of RF & Power and Logic Related which could reduce the power consumption and carbon emission, and bring double digit percent CAGR (Compound Annual Growth Rate) of revenue in 2023.
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
Our risk control strategy has been implemented in many ways, including strengthening physical protection standards, enhancing emergency response abilities, constructing natural hazard early warning systems, and developing business continuity plan and crisis response exercise to achieve our continuous operation promise. The achievements of 2021 are as follows:

•	Developed and completed compound disasters emergency response and business continuity exercise.

•	Conducted a management team (MT) crisis and strategy workshop to lean from relevant experience.

•
Inherent safety design and rescue skill develop for emerging risk in UMC, including but not limit to: solar power generation system on the roof-top,
lithium battery inside collaborative robot, and high fire load near tool buffer (NTB)…etc.

•	Design-in the latest loss control guidelines in expansion projects.

•	Maintain in house diesel oil inventory level to cope with the suddenly power disruption event.

•	Fixed-term contract for private water source and water trucks to overcome water shortage risk in the drought season.
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
Nowadays, extreme weather has become a risk to various business operations. In order to understand the potential impact to us, we implemented a flood risk simulation project in 2014. Since Hsinchu Science-Based Industrial Park is located in higher terrain; we believe there is no potential flood risk. However, for Fab12A in Tainan, we had conducted a physical improvement plan by installing floodgates in specific entrances to upgrade the protection level to a
500-year
flood. Moreover, Taiwan suffered its worst drought in 56 years in 2021, as the Hsinchu and Tainan Science Park were up to 17% and 13%, respectively. In the face of climate change and a more severe water shortage conditions in the future, we have implemented actions based on different water restriction stages, including formulating various water-saving measures and production scheduling adjustments. We also continue to hire water trucks and increase the capacity of contracted private water sources as a contingency plan. In the future, various options such as the use of reclaimed water and recycled water will be continuously evaluated to reduce water risks.
In addition, we are fully aware of the impact presented by business interruption. We are also devoted in the pursuit of corporate resilience and continuity by committing non-interrupted
services to satisfy our valued customers and important shareholders. In 2013, Fab 12A was the first foundry in the world to receive ISO 22301 Business Continuity Management certification. Following our certification roadmap, BCMs framework will continuously import to others production sites. It demonstrates our commitment to carry out disaster response abilities and ensure continuous production objective.
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

C.	Organizational Structure
The following list shows our corporate structure as of December 31, 2021:

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2021
UMC Group (USA)	U.S.A.	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
TLC Capital Co., Ltd.	Taiwan, R.O.C.	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, R.O.C.	100.00%
UMC Investment (Samoa) Limited	Samoa	100.00%
ECP Vita Pte. Ltd.	Singapore	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
Tera Energy Development Co., Ltd.	Taiwan, R.O.C.	100.00%
United Microchip Corporation	Cayman Islands	100.00%
Wavetek Microelectronics Corporation	Taiwan, R.O.C.	80.37%
Everrich Energy Investment (HK) Limited	China	100.00%
Everrich (Shandong) Energy Co., Ltd.	China	100.00%
Wavetek Microelectronics Investment (Samoa) Limited	Samoa	80.37%
Wavetek Microelectronics Corporation (USA)	U.S.A.	80.37%
Best Elite International Limited	British Virgin Islands	100.00%
Infoshine Technology Limited	British Virgin Islands	100.00%
Oakwood Associates Limited	British Virgin Islands	100.00%
Hejian Technology (Suzhou) Co., Ltd.	China	99.9985%
UnitedDS Semiconductor (Shandong) Co., Ltd.	China	99.9985%
United Semiconductor (Xiamen) Co., Ltd.	China	69.95%
UMC Korea Co., Ltd.	Korea	100.00%
Omni Global Limited	Samoa	100.00%
United Microtechnology Corporation (California)	U.S.A.	100.00%
Sino Paragon Limited	Samoa	100.00%
United Semiconductor Japan Co., Ltd.	Japan	100.00%

D.	Property, Plants and Equipment
Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared in accordance with IFRSs. You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this Annual Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report on Form
20-F.
For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2021 have been converted into U.S. dollar amounts using US$1.00 = NT$27.74, the foreign currency exchange rate on December 30, 2021 as released by the Board of Governors of the Federal Reserve System. The U.S. dollar conversion appears in parentheses next to the relevant NT dollar amount.
Overview
We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs.
Cyclicality of the Semiconductor Industry
As the semiconductor industry is highly cyclical, revenues varied significantly over this period. Recently, the semiconductor industry has undergone a shift in demand in response to several prevalent trends, including the widespread implementation of 5G communications, proliferation of Internet of Things, advancement and adoption of electrical vehicles and EV related technologies, all of which caused an increase in unit shipment and silicon content that positively impacted our sales and revenue. In addition, the
Covid-19
pandemic, which has accelerated the transformation of digital and electronic devices, also partially contributed to the global shortage of semiconductor manufacturing capacity. Given the significant increase of demands for semiconductor products, we recently experienced substantial growth of our business that contributed to higher utilization rate at our fabs. Our average capacity utilization rate was 88.7%, 96.9% and 104.4% for the years ended December 31, 2019, 2020 and 2021, respectively. We believe that our operating results in 2019, 2020 and 2021 continue to reflect the ongoing uncertainty in the global economy.
Pricing
We price our products on either a per die or a per wafer basis, taking into account a variety of factors, including the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we conduct a regular review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed in nature, fluctuations in our products’ average selling price historically have had a substantial impact on our margins and profitability. Our average selling price declined slightly by 0.5% from 2019 to 2020 and increased by 14.6% from 2020 to 2021, which reflects the optimization in overall product mix as well as the strong market demand primarily due to the recent trends in the semiconductor industry.
We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to provide competitive pricing with other leading foundries at a comparable price level.
Capacity Utilization Rates
Our operating results are characterized by relatively high fixed costs. In 2019, 2020 and 2021, approximately 67.5%, 66.4% and 66.3%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees and indirect labor costs.
If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate was 88.7%, 96.9% and 104.4% for the years ended December 31, 2019, 2020 and 2021, respectively. Utilization rates were primarily affected by global macroeconomic factors. Other factors affecting utilization rates are efficiency in production facilities, product flow management, the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply, acquisition and disposition of foundry assets, and fire or natural disaster.

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
Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We introduced our
28-nanometer
technology to customers in 2011 and commenced large-scale commercial production in 2014. The development of 22nm started in 2018 and entered into volume production in 2021. The logic and specialty process technology offerings from 22nm as well as 28nm specialty technologies satisfy new market demand as customers adopt UMC’s latest 12” process solutions. Our 28nm and below technologies contributed approximately 11.3%, 13.6% and 19.9% of our foundry revenue in 2019, 2020 and 2021 respectively.
The table below sets forth a breakdown of percentage of our wafer sales by process technologies in 2019, 2020 and 2021.

	Years Ended December 31,
Process Technologies	2019	2020	2021
	%	%	%
14 nanometers and under	0.0	0.0	0.1
28 nanometers	11.3	13.6	19.8
40 nanometers	23.1	23.3	18.8
65 nanometers	14.7	17.4	18.8
90 nanometers	13.6	11.5	8.2
0.11/0.13 micron	12.6	11.1	11.5
0.15/0.18 micron	13.1	12.8	12.5
0.25/0.35 micron	8.7	7.8	7.8
0.50 micron or higher	2.9	2.5	2.5

Total	100.0	100.0	100.0

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
Treasury Share and Repurchase Programs
We have from time to time announced plans, none of which were binding on us, to repurchase up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans. On November 5, 2018, our board of directors resolved to purchase up to 300 million common shares on the Taiwan Stock Exchange at a price between NT$7.55 and NT$20.80 per share during the period from November 6, 2018 to January 5, 2019 for cancellation. On April 24, 2019, our board of directors resolved to purchase up to 200 million common shares on the Taiwan Stock Exchange at a price between NT$8.40 and NT$18.10 per share during the period from April 25, 2019 to June 24, 2019 for cancellation. Our board of directors further resolved to repurchase up to 200 million common shares on the Taiwan Stock Exchange during a two-month
period from June 8, 2020 to transfer to employees. We repurchased the total of 105 million common shares from June 8, 2020 through August 7, 2020 at a price between NT$11.55 and NT$23.25, with an average price of NT$15.98 per share. During 2021, we did not implement any plan to repurchase our common shares.
During 2019, 2020 and 2021, we purchased an aggregate of 220 million, 105 million and nil, common shares, respectively, and transferred nil million, 105 million and nil of such common shares that we repurchased under these plans to our employees as employee compensation in 2019, 2020 and 2021, respectively.

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
Our total depreciation expenses were NT$47,173 million, NT$46,164 million and NT$44,180 million (US$1,593 million) in 2019, 2020 and 2021, respectively.
Operating Expenses
Our operating expenses consist of the following:

•
Sales and marketing expenses, which consist primarily of intellectual property development expenses, salaries and related personnel expenses, wafer sample expenses and mask expenses. Wafer samples are actual silicon samples of our customers’ early design ideas made with our most advanced processes and provided to those customers;

•
General and administrative expenses, which consist primarily of salaries for our administrative, finance and human resource personnel, fees for professional services, and cost of computer and communication systems to support our operations;

•
Research and development expenses, which consist primarily of salaries and related personnel expenses, research testing related expenses and depreciation on the equipment used for our research and development; and

•
Expected credit losses. For notes, accounts receivable and contract assets, we apply a simplified approach in calculating expected credit losses (ECLs) and recognize a loss allowance based on lifetime ECLs at each reporting date. ECLs are measured based on our historical credit loss experience and customers’ current financial condition, adjusted for forward-looking factors, such as customers’ economic environment.

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
Taxation
In R.O.C., the corporate income tax rate and unappropriated earnings tax rate are 20% and 5%, respectively. Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of five years following each such capital increase. In addition, our branch in Singapore enjoys tax exemption for income derived from tax-exempted
activities under Singapore’s Income Tax Act and Economic Expansion Incentive (Relief from Income Tax) Act. These tax exemptions resulted in tax savings of approximately NT$1,716 million, NT$2,383 million and NT$2,995 million (US$108 million) in 2019, 2020 and 2021, respectively. Under the amendment to the R.O.C. Statute of Industrial Innovation in 2019, the amounts of unappropriated earnings from 2018 and thereafter used for constructing or purchasing buildings, qualified equipment and technology can qualify for deduction when computing the income tax on unappropriated earnings. We also benefit from other tax incentives generally available to technology companies in Taiwan, such as tax credits applicable against corporate income tax that range from 10% to 15% of qualified research and development expenditures and 3% to 5% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately NT$448 million, NT$692 million and NT$958 million (US$35 million) in 2019, 2020 and 2021, respectively.

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
After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$230 million, NT$1,691 million and NT$7,918 million (US$285 million) of income tax expenses in 2019, 2020 and 2021, respectively. Our effective income tax rate in 2021 was 13.54%.
Comparisons of Results of Operations
The following table sets forth some of our results of operations data as a percentage of our operating revenues for the periods indicated.

	Years Ended December 31,
	2019	2020	2021
	%	%	%
Operating revenues	100.0	100.0	100.0
Operating costs	(85.6)	(77.9)	(66.2)

Gross profit	14.4	22.1	33.8
Operating expenses
Sales and marketing	(2.6)	(2.3)	(2.2)
General and administrative	(3.6)	(3.8)	(3.7)
Research and development	(8.0)	(7.3)	(6.1)
Expected credit impairment gains (losses)	(0.4)	0.2	0.0

Subtotal	(14.6)	(13.2)	(12.0)

Net other operating income and expenses	3.5	3.5	2.5

Operating income	3.3	12.4	24.3
Non-operating income and expenses	(0.1)	0.3	3.2

Income from continuing operations before income tax	3.2	12.7	27.5
Income tax expense	(0.1)	(0.9)	(3.8)

Net income	3.1	11.8	23.7
Total other comprehensive income, net of tax	1.9	1.4	1.7

Total comprehensive income	5.0	13.2	25.4

Net income attributable to:
Shareholders of the parent	5.5	12.9	24.0
Non-controlling interests	(2.4)	(1.1)	(0.3)
Total comprehensive income attributable to:
Shareholders of the parent	7.4	14.3	25.7
Non-controlling interests	(2.4)	(1.1)	(0.3)
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Operating revenues
. Operating revenues increased by 20.5% from NT$176,821 million in 2020 to NT$213,011 million (US$7,679 million) in 2021, primarily due to a 10.6% increase in foundry wafer shipment due to increased customer demand from 8,913 thousand
8-inch
equivalent wafers in 2020 to 9,862 thousand
8-inch
equivalent wafers in 2021, while partially offset by a 5.3% appreciation of the NTD against the USD in 2021.
Operating costs.
Operating costs increased by 2.3% from NT$137,824 million in 2020 to NT$140,961 million (US$5,082 million) in 2021, primarily due to an increase in shipments in response to customer demand.

Gross profit and gross margin.
Gross profit increased from NT$38,997 million in 2020 to NT$72,050 million (US$2,597 million) in 2021. Our gross margin increased from 22.1% in 2020 to 33.8% in 2021, primarily due to the increase in capacity utilization resulting from the strong market demand.
Operating income and operating margin.
Operating income increased from NT$21,931 million in 2020 to NT$51,686 million (US$1,863 million) in 2021. Our operating margin increased from 12.4% in 2020 to 24.3% in 2021. The increase in operating margin was largely due to the increase in gross profit as described above. Operating expenses increased by 9.7% from NT$23,320 million in 2020 to NT$25,590 million (US$923 million) in 2021.
Sales and marketing expenses
. Our sales and marketing expenses increased by 12.5% from NT$4,152 million in 2020 to NT$4,671 million (US$168 million) in 2021, mainly due to increase of NT$517 million (US$19 million) in IP and IP royalty expenses. Our sales and marketing expenses as a percentage of our operating revenues decreased from 2.3% in 2020 to 2.2% in 2021.
General and administrative expenses.
Our general and administrative expenses increased by 19.9% from NT$6,664 million in 2020 to NT$7,990 million (US$288 million) in 2021, mainly due to an increase of NT$1,557 million (US$56 million) in personnel expenses. Our general and administrative expenses as a percentage of our operating revenues decreased from 3.8% in 2020 to 3.7% in 2021.
Research and development expenses.
Our research and development expenses increased by 0.3% from NT$12,896 million in 2020 to NT$12,935 million (US$466 million) in 2021. The increase in research and development expenses was mainly due to increase of NT$664 million (US$24 million) in personnel expenses, which was partially offset by the decrease of NT$434 million (US$16 million) in research and development expenses of wafers, NT$83 million (US$3 million) in other research expenses and NT$74 million (US$3 million) in mask expenses. Our research and development expenses as a percentage of our operating revenues decreased from 7.3% in 2020 to 6.1% in 2021.
Expected credit impairment gains.
Our expected credit impairment gains decreased from NT$392 million in 2020 to NT$6 million (US$0 million) in 2021. The decrease in expected credit impairment gains was mainly due to the loss allowance on accounts receivable assessed by us primarily at an amount equal to the assets’ lifetime expected credit losses. Our expected credit impairment gains as a percentage of our operating revenues decreased from 0.2% in 2020 to 0.0% in 2021.
Net other operating income and expenses.
Net other operating income decreased by 16.4% from NT$6,254 million in 2020 to NT$5,227 million (US$188 million) in 2021, mainly due to a disposal gain on buildings of NT$1,081 million from new business segment in 2020. Net other operating income and expenses as a percentage of our operating revenues decreased from 3.5% in 2020 to 2.5% in 2021.
Non-operating
income and expenses.
Non-operating
income and expenses increase by 1,012.7% from a gain of NT$612 million in 2020 to a gain of NT$6,810 million (US$245 million) in 2021, mainly due to the increase in share of profit or loss of associates and joint ventures from a gain of NT$1,300 million in 2020 to a gain of NT$5,193 million (US$187 million) in 2021, an increase in other income from NT$698 million in 2020 to NT$1,653 million (US$60 million) in 2021, and an increase in other gains and losses from NT$49 million in 2020 to NT$866 million (US$31 million) in 2021.
Other comprehensive income (loss), net of tax.
Our other comprehensive income, net of tax, increased from an income of NT$2,480 million in 2020 to an income of NT$3,420 million (US$123 million) in 2021. We attributed this change primarily to an increase in share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss from a gain of NT$768 million in 2020 to a gain of NT$2,863 million (US$103 million) in 2021, the increase in unrealized gain (loss) from equity instruments investments measured at fair value through other comprehensive income from a gain of NT$4,680 million in 2020 to a gain of NT$5,451 million (US$197 million) in 2021, partially offset by the increase in the loss of exchange differences on translation of foreign operations from a loss of NT$2,882 million in 2020 to a loss of NT$4,718 million (US$170 million) in 2021.
Net income attributable to the shareholders of the parent.
Due to the factors described above, our net income increased by 124.2% from NT$22,861 million in 2020 to NT$51,246 million (US$1,847 million) in 2021.
Total comprehensive income attributable to the shareholders of the parent.
Due to the factors described above, our comprehensive income increased by 116.8% from NT$25,215 million in 2020 to NT$54,667 million (US$1,971 million) in 2021.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
For the comparison of our operating results for the year ended December 31, 2020 to the year ended December 31, 2019, please refer to “Item 5. Operating and Financial Review and Prospects—Operating Results—Comparisons of Results of Operations—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” of our annual report on Form
20-F
filed with the Securities and Exchange Commission on April 29, 2021.

B.	Liquidity and Capital Resources
The foundry business is highly capital intensive. Our development over the past three years has required significant investments. Additional expansion for the future generally will continue to require significant cash for acquisition of plant and equipment to support increased capacities, particularly for the production of
12-inch
wafers, although our expansion program will be adjusted from time to time in response to market conditions and customer demand. In addition, the semiconductor industry has historically experienced rapid changes in technology. To maintain competitiveness at the same capacity, we are required to make adequate investments in plant and equipment. In addition to our need for liquidity to support the substantial fixed costs of capacity expansion and the upgrading of our existing plants and equipment for new technologies, as we ramp up production of new plant capacity, we require significant working capital to support purchases of raw materials for our production and to cover variable operating costs such as labor costs until production yields provide sufficiently positive margins for a fabrication facility to produce operating cash flows.
Resource for Liquidity
We have financed our capital expenditure requirements in recent years from operating cash inflows, bank borrowings, as well as the issuance of corporate bonds and equity-linked securities denominated in NT dollars and U.S. dollars. Operating cash inflows significantly exceed operating income, reflecting the significant non-cash
depreciation expense.
As of December 31, 2021, we had NT$132,622 million (US$4,781 million) of cash and cash equivalents and NT$945 million (US$34 million) of financial assets at fair value through profit or loss. Cash equivalents included time deposits with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate notes. These agreements bore interest rates ranging from 0.26% to 0.46%, 0.16% to 0.24% and 0.14% to 0.21%, in 2019, 2020 and 2021, respectively. The terms of these agreements were typically less than one month. As of December 31, 2019, 2020 and 2021, we held repurchase agreements in the amount of NT$9,135 million, NT$6,940 million and NT$10,001 million (US$361 million), respectively.
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
In
mid-June
2014, we issued an aggregate principal amount of NT$5,000 million of seven-year and ten-year
domestic unsecured corporate bonds, with a denomination of NT$1 million per bond. The seven-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$2,000 million with an annual coupon bearing an interest rate of 1.7%. The ten-year
domestic unsecured corporate bond was issued with an aggregate principal amount of NT$3,000 million with an annual coupon bearing an interest rate of 1.95%. The proceeds of this offering were used for repay debts. As of December 31, 2021, NT$3,000 million aggregate principal amount of these bonds were outstanding.
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
In late March 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$8,300 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$6,200 million. Interest is due and payable annually at 1.15%, and the principal was repaid in March 2022. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,100 million. Interest will be paid annually at 1.43%, and the principal will be repayable in March 2024 upon maturity. The proceeds of this offering were used for repay debts. As of December 31, 2021, NT$8,300 million aggregate principal amount of these bonds were outstanding.

In early October 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$5,400 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest will be paid annually at 0.94%, and the principal will be repayable in October 2022 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$3,400 million. Interest will be paid annually at 1.13%, and the principal will be repayable in October 2024 upon maturity. The proceeds of this offering were used for repay debts. As of December 31, 2021, NT$5,400 million aggregate principal amount of these bonds were outstanding.
In late April 2021, we issued another five-year, seven-year and ten-year
domestic unsecured corporate bonds totaling NT$9,600 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$5,500 million. Interest will be paid annually at 0.57%, and the principal will be repayable in April 2026 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest will be paid annually at 0.63%, and the principal will be repayable in April 2028 upon maturity. The ten-year
domestic unsecured corporate bond was issued in the amount of NT$2,100 million. Interest will be paid annually at 0.68%, and the principal will be repayable in April 2031 upon maturity. The proceeds of this offering were used for purchasing machinery and equipment and environmental protection related expenditures. As of December 31, 2021, NT$9,600 million aggregate principal amount of these bonds were outstanding.
In early July 2021, we issued zero coupon exchangeable bonds due 2026. The exchangeable bond offerings consist of US$400 million bonds exchangeable into common shares of Novatek Microelectronics Corp., Ltd., or Novatek. As of December 31, 2021, no bonds had been exchanged into common shares of Novatek.
In
mid-December
2021, we issued another five-year domestic unsecured corporate bonds totaling NT$5,000 million, with a face value of NT$1 million per unit. Interest will be paid annually at 0.63%, and the principal will be repayable in December 2026 upon maturity. The proceeds of this offering were used for purchasing machinery and equipment. As of December 31, 2021, NT$5,000 million aggregate principal amount of these bonds were outstanding.
Operating Activities
In 2021, net cash provided by operating activities was NT$90,352 million (US$3,257 million), primarily due to net income before income tax of NT$58,496 million (US$2,109 million) and the add-back
of
non-cash
items, such as depreciation and amortization in the amount of NT$47,075 million (US$1,697 million).
In 2020, net cash provided by operating activities was NT$65,745 million, primarily due to net income before income tax of NT$22,543 million and the add-back
of
non-cash
items, such as depreciation and amortization in the amount of NT$48,908 million.
In 2019, net cash provided by operating activities was NT$54,904 million, primarily due to net income before income tax of NT$4,806 million and the add-back
of
non-cash
items, such as depreciation and amortization in the amount of NT$49,390 million.
Investing Activities
In 2021, net cash used in investing activities was NT$62,163 million (US$2,241 million), primarily due to cash used to purchase equipment at our fabs amounting to NT$48,035 million (US$1,732 million) and net increase in other financial assets amounting to NT$14,989 million (US$540 million).
In 2020, net cash used in investing activities was NT$40,112 million, primarily due to cash used to purchase equipment at our fabs amounting to NT$26,345 million and net increase in other financial assets amounting to NT$12,438 million.
In 2019, net cash used in investing activities was NT$31,682 million, primarily due to cash used to purchase equipment at our fabs amounting to NT$16,518 million and acquisition of subsidiary (net of cash acquired) amounting to NT$12,801 million.
Financing Activities
In 2021, net cash provided in financing activities was NT$12,490 million (US$450 million), primarily due to bonds issued of NT$25,704 million (US$927 million) and net increase in guarantee deposits NT$14,219 million (US$513 million), partially offset by NT$19,871 million (US$716 million) for cash dividend payment.
In 2020, net cash used in financing activities was NT$25,601 million, primarily due to bonds redemption of NT$13,703 million and NT$9,766 million for cash dividend payment.

In 2019, net cash used in financing activities was NT$9,867 million, primarily due to bonds redemption of NT$2,500 million, NT$6,911 million for cash dividend payment, and treasury stock acquired of NT$2,972 million, partially offset by NT$2,883 million due to the increase in bank loans.
We had bonds payable of NT$40,537 million (US$1,461 million) in the aggregate as of December 31, 2021.
We had NT$1,924 million (US$69 million) in outstanding short-term loans as of December 31, 2021. We had total availability under existing short-term lines of credit of NT$72,743 million (US$2,622 million) as of December 31, 2021. The following table sets forth our outstanding long-term bank loans as of December 31, 2021:

	Unsecured long-term bank loans		Secured long-term bank loans
	(in NT$ millions)	(in US$ millions)	(in NT$ millions)	(in US$ millions)
Due in 2022	1,653	60	18,220	657
Due in 2023	615	22	172	6
Due in 2024	513	19	233	8
Due in 2025	592	21	3,790	137
Due in 2026	2,546	92	3,129	113
Due in 2027 & thereafter	—	—	5,162	186
The interest rates of our long-term bank loans range from 0.85% to 4.66%. As of December 31, 2021, we were in full compliance with our loan covenants, except that USCXM, a subsidiary of UMC, failed to comply with the loan covenant to maintain its financial ratio at certain level and therefore the loan was reclassified to current liabilities. USCXM has notified the bank and commenced the process to apply for a waiver. The waiver has been obtained as of February 7, 2022. For more information, please refer to Note 6(14) to our audited consolidated financial statements included elsewhere in this Annual Report.
As of December 31, 2021, the current or exchangeable portion of bonds due within one year was NT$17,459 million (US$629 million), and the current portion of long-term bank loans due within one year was NT$19,873 million (US$717 million).
Capital Expenditures
We will continue to employ a
ROI-driven
approach in our capital expenditure planning as our expansion projects will be supported by customers who have signed multi-year supply agreements with us. As of December 31, 2021, our construction contracts amounted to NT$19,613 million (US$707 million) and the portion of the contracts not yet recognized was approximately NT$14,394 million (US$519 million). In 2019, 2020 and 2021, we incurred capital expenditures of approximately NT$17,760 million, NT$28,104 million and NT$50,120 million (US$1,807 million), respectively, primarily to purchase equipment for research and development and production at our fabs.
Wafer demand outlook continues to significantly outpace supply, driven by several prevalent industry trends, including widespread implementation of 5G communications, advancement and adoption in electrical vehicles and other EV related technologies, proliferation of IoT, all of which contributed to our rising customer demand and increase in silicon content in electronic products. Accordingly, we will continue to pursue expansion projects under our customers’ multi-year supply agreements, which enable us to mitigate the uncertainties and risks in the markets. During April 2021, we announced an expansion of 300mm Fab 12A Phase 6 (P6) in Taiwan’s Tainan Science Park through a collaboration model where the program is supported by customers’ multi-year product alignment. As part of the agreement, these customers will provide us with a loading protection mechanism to ensure that P6 fab utilization rates will be maintained at healthy levels. In addition, on February 24, 2022 the company’s board of directors has approved a plan to build a new advanced manufacturing facility next to its existing 300mm fab (Fab12i) in Singapore. The first phase of this greenfield fab will have a monthly capacity of 30,000 wafers with production expected to commence in late 2024. The new fab (Fab12i P3) will provide 28nm and 22nm process technologies.
Contractual Obligations
Our material cash requirement for known contractual obligation came from bonds, loans, lease obligation, commitment for purchase obligations, the guarantee deposits and financial liability for the repurchase of other investors’ investment. As of December 31, 2021, the total contractual cash obligations, including the amounts which has yet been recorded on our balance sheet as of December 31, 2021, are NT$178,927 million, among which NT$94,763 million will be due within 1 year and NT$ 84,164 million will be due after 1 year.

Transactions with Related Parties
See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 7 to our audited consolidated financial statements included in this Annual Report.

C.	Research, Development, Patents and Licenses, Etc.
The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$11,860 million, NT$12,896 million and NT$12,935 million (US$466 million) in 2019, 2020 and 2021, respectively, in research and development, which represented 8.0%, 7.3% and 6.1%, respectively, of operating revenues for such years. We believe that our continuous spending on research and development will help us achieve positive results in the development of advanced and specialty technologies.
Our current research and development activities seek to optimize the use of available capacity by developing new process platforms into existing technology nodes. Although we emphasize firm-wide participation in the research and development process, we maintain central research and development teams primarily responsible for developing cost-effective technologies that can serve the manufacturing needs of our customers. Monetary incentives are provided to our employees if projects result in successful patents. We believe we have a strong foundation in research and development and intend to continue our efforts on technology developments. Our management believes in the value of continued support of research and development efforts and intends to continue our foundry position by providing customers with comprehensive technology and SoC solutions in the industry.

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

E.	Critical Accounting Estimates
Please refer to Note 5 to our audited consolidated financial statements included elsewhere in this Annual Report.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth the name, age, position, tenure and biography of each of our directors and executive officers as of March 31, 2022. There is no family relationship among any of these persons.
The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Year(s) with Us
Stan Hung	61	Chairman, Director and Chief Strategic Officer	30
SC Chien	64	Co-president and Director (Representative of Hsun Chieh Investment Co., Ltd.)	33
Jason Wang	59	Co-president and Director (Representative of Silicon Integrated Systems Corp.)	14
Lih J. Chen (1)	75	Independent Director	4
Jyuo-Min Shyu (1)	68	Independent Director	4
Wenyi Chu (1)	55	Independent Director	7
Kuang-Si Shiu (1)	70	Independent Director	1
Wen-Shin Hsu (1)	45	Independent Director	1
Ting-Yu Lin	60	Director	16
Chitung Liu	56	Chief Financial Officer, Senior Vice President and Head of Corporate Governance	21

(1)	Member of the Audit Committee and Remuneration Committee.
Stan Hung
is a director, Chief Strategic Officer and the Chairman of our company. Mr. Hung was our chief financial officer and senior vice president from 2000 to 2007. He was also the Chairman of ITE TECH. INC. from 2007 to 2008 and a director of EPISTAR Corporation from 2007 to 2016. Prior to re-joining
United Microelectronics Corporation in 1991, Mr. Hung was a financial manager at Optoelectronics Corporation. He is also the chairman of Fortune Venture Capital Corp., TLC Capital Co. Ltd., Faraday Technology Corporation, UMC Capital Corp., a director of Triknight Capital Corporation, United Microelectronics (Europe) B.V. and an executive director of UnitedDS Semiconductor (Shandong) Co., Ltd. Mr. Hung received a bachelor’s degree in accounting from Tam Kang University in 1982.
SC Chien
is a director and the President of our company. Mr. Chien joined UMC in 1989 and has been responsible for overseeing departments involved in advanced technology development, specialty technology development and customer engineering. Mr. Chien is a representative of institutional director, Hsun Chieh Investment Co., Ltd. and he is also a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., Unimicron Technology Corp. and UMC Capital Corp. Mr. Chien received a bachelor’s degree in chemical engineering from National Taiwan University.
Jason Wang
is a director and the President of our company. Mr. Wang is a representative of institutional director, Silicon Integrated Systems Corp. and also serves on the board of directors of UMC GROUP (USA) since 2004. Mr. Wang joined UMC as Vice President of Corporate Marketing in 2008, and from 2009 to 2014, served as President of UMC GROUP (USA) responsible for business operation efficiency enhancement and UMC North America strategic business development. Mr. Wang is also a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., United Microelectronics (Europe) B.V., UMC Capital Corp.and United Microtechnology Corporation (California). Mr. Wang did his undergraduate study in Business Administration at San Jose State University.
Lih J. Chen
is an independent director of our company. Professor Chen is the Distinguished Chair Professor of National Tsing Hua University and an Academician at Academia Sinica. He was also the President of National Tsing Hua University and the Deputy Ministers of National Science Council. Professor Chen received a Ph.D. degree in physics from University of California, Berkeley in 1974.
Jyuo-Min
Shyu
is an independent director of our company. Dr. Shyu is an Emeritus Professor at National Tsing Hua University. He was also the Minister of Ministry of Science and Technology and the President of Industrial Technology Research Institute. Dr.Shyu is also an independent director of Qisda Corporation and Far EasTone Telecommunications Co., Ltd., as well as a director of Iridium Medical Technology Co., Ltd, GeoThings, Inc. and Alpha Ring Asia Inc. Professor Shyu received a Ph.D. degree in Electrical Engineering and Computer Science from University of California, Berkeley in 1988.
Wenyi Chu
is an independent director of our company. Professor Chu is a professor at the Department of Business Administration at National Taiwan University. Professor Chu was the chairwoman of Graduate Institute of Business Administration and the Dean of Department of Business Administration in National Taiwan University from 2012 to 2014. Professor Chu received a Ph.D. degree in Strategy and International Management from London Business School, United Kingdom in 1997.
Kuang-Si
Shiu
is an independent director of our company. Mr. Shiu is also an independent director of Yuanta Financial Holdings Co., Ltd. and Yuanta Commercial Bank Co., Ltd. Mr. Shiu served in financial institutions for over 30 years, he was also formerly chairman & president of Mega Financial Holding Co., Ltd. and Mega International Commercial Bank Co., Ltd., chairman of Hua Nan Financial Holdings Co., Ltd., Hua Nan Commercial Bank Ltd. and Land Bank of Taiwan Co., Ltd. Mr. Shiu received a MBA degree in Indiana University in 1978.

Wen-Shin
Hsu
is an independent director of our company. Professor Hsu is a professor at the Department of Accounting at National Taiwan University. Professor Hsu is the Director of Global MBA in National Taiwan University from 2019, Associate Dean of International affairs of College of Management School in National Taiwan University from 2020. Professor Hsu is also an independent director of Unitech Printed Circuit Board Corp., and ANT Precision Industry Co., Ltd., director of Universal Venture Capital Investment Corporation and Taiwan Insurance Guaranty Fund. Professor Hsu received a Ph.D. degree in Accounting &Finance from Lancaster University in 2006.
Ting-Yu
Lin
is a director of our company. Mr. Lin is also the chairperson of Sunrox International Inc. and the director of Unimicron Technology Corp. Mr. Lin received a master’s degree in international finance from Meiji University in 1993.
Chitung Liu
is the Chief Financial Officer and the Senior Vice President of our company. On March 6, 2019, Mr. Chitung Liu was appointed as our Head of Corporate Governance. Prior to joining our company in 2001, Mr. Liu was a managing director of UBS. Mr. Liu is a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., Unimicron Technology Corp., Novatek Microelectronic Corp., Hejian Technology (Suzhou) Co., Ltd., UMC Group (USA), Green Earth Limited, ECP Vita Pte. Ltd., UMC Capital Corp., United Microchip Corporation, Sino Paragon Limited and United Semiconductor Japan Co., Ltd. Mr. Liu received an executive MBA degree from National Taiwan University in 2009.

B.	Compensation
The aggregate compensation paid and benefits in kind granted to our directors in 2021 were approximately NT$31.3 million (US$1.1 million). The remuneration was out of our 2021 earnings distribution plan, and the distribution percentage for directors is 0.06%. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Some of the remuneration was paid to the legal entities that certain directors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2021 were approximately NT$1,366.6 million (US$49.26 million), which include NT$197.1 million (US$7.1 million) as bonus. The aggregate compensation paid and benefits in kind granted to our directors and senior management in 2021 were approximately NT$473 million (US$17.05 million), which include NT$46.1 million (US$1.66 million) as bonus.

C.	Board Practices
All of our directors were elected in June 2021 for a term of three years at our annual general meeting of shareholders. Neither we nor any of our subsidiaries has entered into a contract with any of our directors by which our directors are expected to receive benefits upon termination of their services.

Audit	Committee
Our board of directors established an audit committee in March 2005. In the annual general meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Directors”. After the
re-election
of directors in the annual general meeting on July 7, 2021, our board of directors appointed Lih J. Chen,
Jyuo-Min
Shyu, Wenyi Chu,
Kuang-Si
Shiu and
Wen-Shin
Hsu to be members of the audit committee. Each audit committee member is an independent director who is financially literate with accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Pursuant to an audit committee charter, the audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our internal audit function and independent auditors, and overseeing the accounting policies and financial reporting and disclosure practices of our company. The audit committee also has the authority to engage special legal, accounting or other consultants it deems necessary in the performance of its duties.
Remuneration Committee
The R.O.C. Securities and Exchange Act, as amended on November 24, 2010, further introduced the mechanism of a “Remuneration Committee”, which requires publicly listed companies in the R.O.C., including our company, to adopt a remuneration committee. Pursuant to the Regulations Governing the Establishment and Exercise of Powers by Compensation Committees of Public Companies, the remuneration committee shall be composed of no less than three members commissioned by the board of directors. In addition, for a company with independent directors, such as us, at least one of the remuneration committee members shall be an independent director. We established a remuneration committee in accordance with Article
14-6
of the R.O.C. Securities and Exchange Act on April 27, 2011. We amended our articles of incorporation to implement the mechanism of our remuneration committee during the annual general meeting held on June 15, 2011. After the re-election
of directors in the annual general meeting on July 7, 2021, our board of directors appointed Lih J. Chen,
Jyuo-Min
Shyu, Wenyi Chu,
Kuang-Si
Shiu and
Wen-Shin
Hsu to serve as members of the remuneration committee.
Pursuant to applicable SEC rules and NYSE listing standards, we as a foreign private issuer are required to disclose any significant ways in which our corporate governance practices differ from those followed by NYSE-listed U.S. domestic companies under the NYSE’s listing standards. A copy of the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to U.S. companies is available on our website
https://www.umc.com/upload/media/08_Investors/Corporate_Governance/Corporate_Governance/The_differences_between_the_UMCs_corporate_
governance_practices_and_those_required_of_domestic_companies_under_NYSE_listing_standards_20190306.pdf
.

Nominating Committee
Our board of directors established a nominating committee in December 2017. Our nominating committee initially consists of Lih J. Chen,
Jyuo-Min
Shyu, Wenyi Chu,
Kuang-Si
Shiu and
Wen-Shin
Hsu each of whom is an independent director. The nominating committee is to assist the board to enhance the management mechanism and improve corporate governance for our sustainable development. The objectives of our nominating committee include: (i) to constitute the nomination policy and succession plans of the directors and the executives, and to review and propose the candidate list of the directors and the executives accordingly; (ii) to construct and to develop the operation of our board and the board committees, as well as to plan and assess the performance of the board, the board committees and the executives, and (iii) to enhance the corporate governance system and practices in order to protect the interests of our shareholders.

D.	Employees
As of December 31, 2021, we had 19,741 employees, which included 11,606 engineers, 7,318 technicians and 817 administrative staff performing administrative functions on a consolidated basis, where a majority of the employees work from our Taiwan R.O.C. offices and facilities. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
	2019	2020	2021
Employees
Engineers	11,328	11,377	11,606
Technicians	7,416	7,211	7,318
Administrative Staff	833	798	817

Total	19,577	19,386	19,741

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
Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On February 24, 2022, our board of directors proposed an employee bonus in cash in the aggregate amount of NT$4,771 million (US$172 million) in relation to retained earnings in 2020.
Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E.	Share Ownership
As of March 31, 2022, each of our directors and executive officers held common shares and/or ADSs of UMC, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Lih J. Chen,
Jyuo-Min
Shyu, Wenyi Chu,
Kuang-Si
Shiu and
Wen-Shin
Hsu our independent directors. As of April 10, 2022, our most recent record date, Hsun Chieh Investment Co. held approximately 441 million of our common shares, representing approximately 3.55% of our issued and outstanding share capital; Silicon Integrated Systems Corp. held approximately 285 million of our common shares, representing approximately 2.3% of our issued and outstanding share capital; Chairman Mr. Hung held approximately 49 million of our common shares, representing approximately 0.4% of our issued and outstanding share capital; and
Ting-Yu
Lin held approximately 13 million of our common shares, representing approximately 0.1% of our issued and outstanding share capital.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of (i) March 29, 2022, our most recent record date, and (ii) as of certain record dates in each of the preceding three years, for (1) the shareholders known by us to beneficially own more than 2% of our common shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with SEC rules.

	As of April 14, 2020	As of April 10, 2021	As of March 29, 2022
	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned
Name of Beneficial Owner
Hsun Chieh Investment Co., Ltd. (1)	3.75%	3.55%	441,371,000	3.54%
Silicon Integrated Systems Corp.	2.42%	2.30%	285,380,424	2.29%
Directors and executive officers as a group	7.07%	7.07%	853,071,669	6.83%

(1)	36.49% owned by United Microelectronics Corporation as of March 29, 2022.
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
The following table shows our aggregate equity ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of March 29, 2022.

Name	Ownership %
Silicon Integrated Systems Corp.	19.02
Faraday Technology Corp.	13.78
We provide foundry services to these fabless design companies and the sales price was determined through arms-length negotiation and mutual agreement in reference to market conditions. We generated total of NT$1,563 million, NT$2,110 million and NT$2,816 million (US$102 million) of our operating revenues in 2019, 2020 and 2021, respectively, from the provision of our foundry services to these two companies. For more information, please refer to Note 7 to our audited consolidated financial statements included in this Annual Report.

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

On August 31, 2017, the Taichung District Prosecutors Office indicted us based on the Trade Secret Act of R.O.C., alleging that our employees misappropriated the trade secrets of Micron Technology, Inc., or Micron. On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. UMC appealed against the sentence. On November 26, 2021, UMC and Micron announced a settlement agreement between the two companies for all legal proceedings worldwide (the “Settlement Agreement”). Accordingly, Micron submitted a motion to withdraw the case. On January 27, 2022, the Intellectual Property and Commercial Court announced its ruling of this case and UMC was sentenced to a fine of NT$20 million, subject to a two-year
term of probation.
On December 5, 2017, Micron filed a civil action with similar cause against us with the United States District Court, Northern District of California. Micron claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins us from using its trade secrets in question. In accordance with the Settlement Agreement, the court issued a dismissal of the case with prejudice in January 2022.
On January 12, 2018, we filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, Micron (Xi’an) Co., Ltd. and Micron (Shanghai) Trading Co., Ltd., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe our patent rights. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial. In accordance with the Settlement Agreement, UMC submitted a motion to withdraw the case, and the motion is currently pending.
The amounts of aforementioned fine from ruling of the Intellectual Property and Commercial Court and the worldwide settlement between UMC and MICRON have no material financial and operational effect on UMC’s business for the years presented.
On March 14, 2019, a putative class action complaint was filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and/or directors, alleging violations of Section 10(b) of the Securities Exchange Act and Rule
10b-5
thereunder, arising out of an alleged scheme to misappropriate trade secrets. On May 3, 2021, the court approved the settlement reached between the plaintiffs and the defendants and UMC paid a settlement amount of US$3 million to be allocated to the class plaintiffs and reimbursement of legal fees of class plaintiffs. The settlement has no material financial and operational effect on UMC’s business.
Other than the abovementioned legal proceedings, we are not currently involved in any litigation or other proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability.
Dividend Policy
As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. On June 12, 2018, our shareholders approved a cash dividend of NT$0.7 per common share for an aggregate of NT$8,557,023,101. On June 12, 2018, our board of directors resolved to adjust the cash dividend ratio to NT$0.71164307 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common shares. On June 12, 2019, our shareholders approved a cash dividend of NT$0.58 per common share for an aggregate of NT$6,916,104,855. On June 19, 2019, our board of directors resolved to adjust the cash dividend ratio to NT$0.58989396 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common shares. On June 10, 2020, our shareholders approved a cash dividend of NT$0.75 per common share for an aggregate of NT$9,765,154,720. On June 29, 2020, our board of directors resolved to adjust the cash dividend ratio to NT$0.80395653 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common share and the conversion of convertible bonds. On July 7, 2021, our shareholders approved a cash dividend of NT$1.60 per common share for an aggregate of NT$19,875,842,389. On July 7, 2021, our board of directors resolved to adjust the cash dividend ratio to NT$1.59988820 per common share because the number of outstanding common shares had changed as a result of cancellation and issuance of Restricted Stock Awards. On February 24, 2022, our board of directors proposed to distribute cash from capital surplus of NT$37,446,370,452 (approximately NT$3 per common share), which are expected to be approved at our annual general meeting on May 27, 2022.
The following table sets forth the cash dividends per share and stock dividends per share as a percentage of common shares outstanding paid during each of the years indicated in respect of common shares outstanding at the end of each such year, except as otherwise noted.

	Cash Dividend per Share	Stock Dividend per Share	Total Number of Common Shares Issued as Stock Dividend	Number of Outstanding Common Shares at Year End
	NT$	NT$
2016	0.56501906	—	—	12,624,318,715
2017	0.50	—	—	12,624,318,715
2018	0.71164307	—	—	12,424,318,715
2019	0.58989396	—	—	11,724,318,715
2020	0.80395653	—	—	12,422,401,493
2021	1.59988820	—	—	12,483,247,566

(1)
We declare stock dividends in an NT dollar amount per share, but we pay the stock dividends to our shareholders in the form of common shares. The amount of common shares distributed to each shareholders is calculated by multiplying the dividend declared by the number of common shares held by the given shareholders, divided by the par value of NT$10 per share. Fractional common shares are not issued but are paid in cash.

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
As of March 31, 2022, there were a total of 122,461,277 ADSs listed on the NYSE. With certain limited exceptions, holders of common shares who are not R.O.C. persons are required to hold these common shares through a brokerage or custodial account in the R.O.C. As of March 31, 2022, 612,306,385 common shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2022, 122,461,277 ADSs representing these 612,239,735 common shares were held of record by Cede & Co., and 13,330 ADSs were held by U.S. registered shareholders. We have no further information as to common shares held or beneficially owned by U.S. persons.

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
The following statements summarize the material elements of our capital structure and the more important rights and privileges of shareholders conferred by the R.O.C. law and our articles of incorporation.
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
Directors
The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our business. As of March 31, 2022, our board of directors consisted of nine directors, out of which five are independent directors. In the annual general meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual general meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our shareholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at an annual general meeting involving the election of directors. Pursuant to the R.O.C. Company Act, entity that owns our common shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our shareholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. As of March 31, 2022, two of our nine directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”
According to the R.O.C. Company Act and the rules promulgated under the R.O.C. Securities and Exchange Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, shall explain the essential contents of such personal interest in the meeting of the board of directors. Moreover, where the spouse, a blood relative within the second degree of kinship of a director, or any company which has a controlling or subordinate relation with a director has interests in a matter to be discussed at the meeting of the board of directors, such director shall be deemed to have a personal interest in the matter. In case that such personal interest may impair the interests of us, such director shall abstain from joining the discussion and voting on such matter. In case that such director is the representative designated by a legal entity shareholder to be elected as our director and such legal entity shareholder has personal interest in the matter to be discussed at the meeting of the board of directors, the rules above mentioned shall also apply. Our articles of incorporation provide that our board of directors is authorized, by taking into account of the extent of his/her/its involvement of our operation activities and the value of his/her/its contribution, to determine the compensation for each director at a comparable rate adopted by other companies of the same industry regardless of the profit received by our company. In addition, according to our articles of incorporation, we may distribute a maximum of 0.2% of the annual profits before tax as remuneration to directors. Please refer to “—Dividends and Distributions” in this item below for more details. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director, while the laws and regulations require the aggregate shareholding of all directors, excluding independent directors, to meet certain thresholds considering the paid-in
capital and the numbers of the independent directors. According to our current internal Loan Procedures, we shall not extend any loan to our directors.

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
In addition, pursuant to the R.O.C. Securities and Exchange Act, a public company is required to either establish an Audit Committee, or retain supervisors, provided that the R.O.C. FSC may, after considering the scale and business nature of a public company and other necessary situation, require the company to establish an Audit Committee in place of its supervisors. We have amended our articles of incorporation in the annual general meeting held on June 13, 2008, introducing the mechanism of an Audit Committee. On February 20, 2013, the R.O.C. FSC has ruled that a public company with certain scale or of certain business nature, including us, shall establish an Audit Committee instead of the supervisors. According to our articles of incorporation and audit committee charter, our Audit Committee is composed of all independent directors and performs the power and duties provided by applicable laws and regulations, including without limitation the powers and the duties of supervisors provided under the R.O.C. Company Act. A company is not allowed to maintain both supervisors and an Audit Committee, so we chose to eliminate our supervisors when we established our Audit Committee in 2009.
According to our current articles of incorporation, we may purchase directors and officers liability insurance for our directors, covering the liabilities incurred in relation to his/her/its operation of business and legally responsible for.
Common Shares
As of December 31, 2021, our authorized share capital was NT$260 billion, divided into 26 billion common shares, of which 12,483,247,566 common shares were issued and outstanding. All common shares presently issued are fully paid and in registered form, and existing shareholders are not subject to any capital calls. We do not have any outstanding warrants or option to purchase our common shares.
Preferred Shares
We amended our articles of incorporation in the annual general meeting held on June 10, 2020, adding Article
5-1,
which provides the terms, and will serve as the basis of issuance, of Class A preferred shares. According to Article
5-1,
the Class A preferred shares are, among others, convertible, redeemable, cumulative and with fixed duration and annual cash dividend rate. None of Class A preferred shares has been issued as of March 31, 2022.
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
Effective Date of Equity Based Compensation: July 9, 2020
Effective Date of Share Distribution: September 1, 2020
Equity Based Compensation Shares: 200.030 million shares
Effective Date of Share Distribution: June 9, 2021
Equity Based Compensation Shares: 1.268 million shares

Indicator	Return on equity (ROE%)	Operating margin (OM%)
2 years after	6% or above	6% or above granting
3 years after	8% or above	8% or above granting
4 years after	10% or above	10% or above granting
New Shares and Preemptive Rights
New shares may only be issued with the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under R.O.C. Company Act to amend our articles of incorporation and obtain approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a registration with, the R.O.C. FSC and the Science Park Administration. According to the R.O.C. Company Act, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a listed company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the common shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings. According to the Corporate Merger and Acquisition Act of the R.O.C., as effective on February 8, 2002 and amended on May 5, 2004 and July 8, 2015 which took effect on January 8, 2016, if new shares issued by our company are solely for the purpose of merger, acquisition, share swap or spin-off,
the above-mentioned restrictions, including the employee stock ownership plan, the preemptive rights of the existing shareholders and the publicity requirement of a listed company, to such issuance of new common shares may not be applied.
Shareholder
We only recognize persons registered in our register as our shareholders. We may set a record date and close our register of shareholders for specified periods to determine which shareholders are entitled to various rights pertaining to our common shares.
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

Shareholders’ Meetings
We are required to hold an annual ordinary shareholders’ meeting once every calendar year within six months from the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors deem necessary, and they may do so if requested in writing by shareholders holding no less than 3% of our issued shares who have held these common shares for more than a year. At least 15 days’ advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary shareholders’ meeting. In addition, shareholder(s) who have continuously held more than 50% of our issued common shares for a period of three months or longer may convene an extraordinary shareholders’ meeting without any approval of our board of directors. The period during which a shareholder holds the shares and the number of shares held by a shareholder shall be determined based on our register of shareholders as of the book close date of the relevant extraordinary shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The R.O.C. Company Act and, in the case of certain merger and acquisition deals, the Corporate Merger and Acquisition Act, also provides that in order to approve certain major corporate actions, including any amendment of our articles of incorporation, dissolution, merger or spin-off,
share swap, entering into, amendment, or termination of any contract for lease of the company’s business in whole, or for entrusted business, or for joint operation with others, on regular basis, the transfer of all or an essential part of the business or assets, accept all of the business or assets of any other company which would have a significant impact on our operations, removing directors or the distribution of dividend in stock form, a special resolution shall be adopted by the holders of the majority of our common shares represented at a shareholders’ meeting at which holders of at least two-thirds
of our issued and outstanding common shares are present; provided that, in the case of a public company, such as our company, such resolution may be adopted by the holders of at least two-thirds
of the common shares represented at a shareholders’ meeting at which holders of at least a majority of our issued and outstanding common shares are present; provided, further, that in the case of merger, spin-off,
transfer of all or essential part of business or asset, or share swap which meets the specific criteria provided under the Corporate Merger and Acquisition Act, such as short-form merger/spin-off/share
swap or whale-minnow
merger/spin-off/share-swap
(as defined therein), such corporate action can be approved by a board resolution adopted by majority consent at a meeting with at least two-thirds
of our directors present without shareholders’ approval. Notwithstanding the foregoing, in the event such transaction will result in our delisting, the approval from holders of at least two-thirds
of our issued and outstanding common shares is required.
Voting Rights
Each common share and Class A preferred share, if issued, is generally entitled to one vote and no voting discount will be applied. However, treasury shares and our shares held by (i) an entity in which we own more than 50% of the voting shares or paid-in
capital, or (ii) a third party in which we and an entity controlled by us jointly own, directly or indirectly, more than 50% of the voting shares or paid-in
capital are not entitled to any vote. Except as otherwise provided by law or our articles of incorporation, a resolution can be adopted by the holders of a simple majority of the issued and outstanding shares represented at a shareholders’ meeting. The quorum for a shareholders’ meeting to discuss the ordinary resolutions is a majority of the issued and outstanding shares. Pursuant to the R.O.C. Company Act amended on December 28, 2011, the election of directors by our shareholders shall be conducted by means of cumulative voting rather than other voting mechanisms adopted in our articles of incorporation. Except as otherwise provided under applicable laws and regulations, in all other matters, a shareholder must cast all his or her votes in the same manner when voting on any of these matters.
Our shareholders may be represented at an ordinary or extraordinary shareholders’ meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary shareholders’ meeting, unless such proxy has been revoked no later than two days before the date of the shareholders’ meeting. Voting rights attached to our common shares exercised by our shareholders’ proxy are subject to the proxy regulation promulgated by the R.O.C. FSC.
Authorized by the R.O.C. Company Act, the R.O.C. FSC has issued an administrative order on February 20, 2012 to require Taiwan Stock Exchange-listed companies, such as our company, and Taipei Exchange (previously known as “GreTai Securities Market”)-listed companies in the R.O.C. with NT$10 billion or more of paid-in
share capital and with 10,000 or more shareholders as of the first date of the close period applicable to the shareholders’ meeting to adopt an
e-voting
system for the shareholders’ meeting. According to the administrative order by the R.O.C. FSC, commencing from January 1, 2018, all listed companies shall adopt the
e-voting
system for the shareholders’ meeting. The
e-voting
system provides a new platform for shareholders to exercise their voting rights online. As a company that meets the foregoing criteria, we have successfully adopted the
e-voting
system in the 2012 shareholders’ meeting and voted by poll on each agenda item for discussion.
Any shareholder who has a personal interest in a matter to be discussed at our shareholders’ meeting, the outcome of which may impair our interests, shall not vote or exercise voting rights on behalf of another shareholder on such matter.

According to the R.O.C. Company Act amended on January 4, 2012, a shareholder of a public company who holds common shares for others, such as a depositary, may choose to exercise his/her/its voting power separately. On April 13, 2012, R.O.C. FSC promulgated the Regulations Governing the Split Voting of the Shareholders and Compliance Matters for Public Companies, the implementation rules of such split voting method, which stipulates that the depository of the overseas depositary receipts may exercise its voting power separately in accordance with the instructions of the respective holders of the ADS. Notwithstanding the foregoing, before any amendment to the currently effective Deposit Agreement is made, holders of our ADSs generally will not be able to exercise voting rights on the common shares underlying their ADSs on an individual basis.
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
In addition to permitting dividends to be paid out of net income, we are permitted under the R.O.C. Company Act to make distributions to our shareholders of additional common shares by capitalizing reserves, including the legal reserve and capital surplus of premiums from issuing stock and earnings from gifts received, or make such distributions by cash, if we do not have losses. However, where legal reserve is distributed by capitalization or in cash, only the portion of legal reserve which exceeds 25 percent of the paid-in
capital may be distributed.
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
We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans disclosed in “Item 16E—Purchase Of Equity Securities By The Issuer And Affiliated Purchasers.” We may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our common shares. Historically, we have cancelled some of the repurchased common shares and transferred some of the repurchased common shares to our employees as employee compensation. In 2010, 2013 and 2015, we purchased an aggregate of 300 million, 200 million and 200 million, respectively, of our common shares under these plans. From February 3, 2010 to April 2, 2010, we purchased 300 million of our common shares on the Taiwan Stock Exchange at an average price of NT$16.15 per share to transfer to our employees as employee compensation. From March 14, 2013 to May 13, 2013, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.23 per share to transfer to our employees as employee compensation. From July 30, 2015 to September 29, 2015, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.02 per share to transfer to our employees as employee compensation. From May 12, 2016 to July 11, 2016, we purchased 200 million of our common shares on the Taiwan Stock Exchange at an average price of NT$11.98 per share to transfer to our employees as employee compensation. From June 8, 2020 through August 7, 2020, we purchased 105 million of our common shares on the Taiwan Stock Exchange at an average price of NT$ 15.98 per share to transfer to our employees as employee compensation. During 2019, 2020 and 2021, we purchased an aggregate of 220 million, 105 million and nil, common shares, respectively, and transferred nil, 105 million and nil of such common shares that we repurchased under these plans to our employees as employee compensation in 2019, 2020 and 2021, respectively.
We may not pledge or hypothecate any purchased common shares. In addition, we may not exercise any shareholders’ rights attached to such common shares. In the event that we purchase our common shares on the Taiwan Stock Exchange, our affiliates, directors, managers and their respective spouses and minor children and/or nominees are prohibited from selling any of our common shares during the period in which we purchase our common shares.
In addition to the share purchase restriction, the R.O.C. Company Act provides that our subsidiaries may not acquire our common shares or the equity securities of our majority-owned subsidiaries if the majority of the outstanding voting equity securities or paid-in
capital of such subsidiary is directly or indirectly held by us.
Liquidation Rights
In the event of a liquidation, shareholders will be entitled to participate in any surplus assets after payment of all debts, liquidation expenses and taxes proportionately.
Rights to Bring Shareholders’ Suits
Under the R.O.C. Company Act, a shareholder may bring suit against us in the following events:

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

Shareholders may bring suit against our directors under the following circumstances:

•
Shareholder(s) who have continuously held 1% or more of our issued common shares for a period of six months or longer may request in writing that the Audit Committee institutes an action against a director on our behalf. In case the Audit Committee fails to institute an action within 30 days after receiving such request, the shareholder (s) may institute an action on our behalf. In the event shareholder(s) institute an action, a court may, upon the defendant’s motion, order such shareholder (s) to furnish appropriate security.

•
Shareholder (s) who hold more than 3% or more of our total issued common shares may institute an action with a court to remove a director of ours who has materially violated the applicable laws or our articles of incorporation or has materially damaged the interests of our company if a resolution for removal on such grounds has first been voted on and rejected by our shareholders and such suit is filed within 30 days of such shareholders’ vote.

•
In the event that any director, manager or shareholder holding more than 10% of our common shares or any respective spouses or minor children and/or nominees of any of them sells common shares within six months after acquisition of such common shares, or repurchases the common shares within six months after the sale, we may claim for recovery of any profits realized from the sale and purchase. If our board of directors or Audit Committee fail to claim for recovery, any shareholder may set forth a
30-day
period for our board of directors or Audit Committee to exercise the right. In the event our directors or audit committee fail to exercise the right during such
30-day
period, such requesting shareholder shall have the right to claim such recovery on our behalf. Our directors shall be jointly and severally liable for damages suffered by us as a result of their failure to exercise the right of claim.

Other Rights of Shareholders
Under the R.O.C. Company Act and the Corporate Merger and Acquisition Act, dissenting shareholders are entitled to appraisal rights in the event of a spin-off
or a merger and various other major corporate actions. Dissenting shareholders may request us to redeem all their common shares at a then fair market price to be determined by mutual agreement. If no agreement can be reached, the valuation will be determined by a court. Subject to applicable law, dissenting shareholders may, among other things, exercise their appraisal rights by notifying us in writing before the related shareholders’ meeting and/or by raising and registering their dissent at the shareholders’ meeting and also waive their voting rights.
One or more shareholders who have held 3% or more of the issued and outstanding shares one year or longer may require our board of directors to call an extraordinary shareholders’ meeting by sending a written request to our board of directors. In addition, shareholder(s) who have continuously held more than 50% of our issued shares for a period of three months or longer may convene an extraordinary shareholders’ meeting without any approval of our board of directors. The period during which a shareholder holds the shares and the number of shares held by a shareholder shall be determined based on our register of shareholders as of the book close date of the relevant extraordinary shareholders’ meeting.
Moreover, the R.O.C. Company Law allows shareholder(s) holding 1% or more of the total issued shares of a company to, during the period of ten days or more prescribed by the company, submit one proposal in writing or by way of electronic transmission containing no more than three hundred words (in terms of Chinese characters) for discussion at the annual ordinary shareholders’ meeting.
Financial Statements
For a period of at least 10 days before our annual ordinary shareholders’ meeting, we must make available our annual financial statements at our principal offices in Hsinchu, Taiwan, and our share registrar in Taipei for our shareholders’ inspection.
Transfer Restrictions
Our directors, managers and shareholders holding more than 10% of our shares are required to report any changes in their shareholding to us on a monthly basis. In addition, the number of common shares that they can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by R.O.C. law. Further, they may sell or transfer our common shares on the Taiwan Stock Exchange only after reporting to the R.O.C. FSC at least three days before the transfer, provided that such reporting is not required if the number of common shares transferred does not exceed 10,000 in one business day.

C.	Material Contracts
Supply and Marketing
The Company has signed sales and service contracts with the following companies to grasp the current situation of the global market. In addition, UMC maintains long-term business relationships with major wafer material suppliers. The main supply and sales contracts are as follows:

Contract Type	Contracted Party	Contract Period	Key Content	Restrictive Clause
Sales	UMC Group (USA)	Jan. 1, 2019~ Dec. 31, 2024	Sales and related services for semiconductor products	None
Service	United Microelectronics (Europe) B.V.	Jan. 1,2018~ Dec. 31, 2022	Marketing support service for semiconductor products	None
Service	UMC Korea Co., Ltd.	Jan. 1, 2021~ Dec. 31, 2025	Marketing support service for semiconductor products	None
Service	HeJian Technology (Suzhou) Co., Ltd.	Jan. 1, 2020~ Dec. 31, 2024	Marketing support service for semiconductor products	None
Service	United Semiconductor Japan Co., Ltd.	Jan. 1, 2020~ Dec. 31, 2024	Marketing support service for semiconductor products	None
Purchase	Shin-Etsu Handotai Taiwan Co., Ltd.	Indefinite	Wafer material supply	None

Patent and Technology Licenses
UMC values and protects intellectual property rights. With over 40 years dedication in earning semiconductor patents, UMC has achieved a predominant position in the semiconductor industry. UMC also enters into patent or technology license contracts with major semiconductor or technology patent holders to ensure that UMC’s customers are not subject to the risk of wafer process infringement. The following are patent licensing contracts received and given by UMC:

Contract Type	Contracted Party	Contract Period	Key Content	Restrictive Clause
Patent cross-license	International Business Machines Corporation	Jun. 25, 2009~ Jun. 30, 2029	Patent cross-licensing for semiconductor process, semiconductor device and semiconductor design.	None
Technology license	International Business Machines Corporation	From Jun. 29, 2012	IBM licensed its 20nm CMOS and FinFET technology to UMC.	None
Patent license	Conversant Intellectual Property Management Inc. & Conversant IP (Taiwan) Inc.	From Feb. 8, 2018	License for specific patents.	None
Patent cross-license	International Business Machines Corporation	Jun. 13, 2013~ Dec. 30, 2035	Patent cross-license for semiconductor process, semiconductor device and semiconductor design.	None
Technology license	HeJian Technology (Suzhou) Co., Ltd.	Jul. 11, 2013~ Jul. 10, 2028	UMC licensed its 0.13um process technology to HeJian Technology (Suzhou) Co., Ltd.	UMC signed and implemented the contract in accordance with the scope approved by the Investment Commission, Ministry of Economic Affairs.
Technology license	Mie Fujitsu Semiconductor Limited	From Aug. 29, 2014	UMC licensed its 40nm process technology to Mie Fujitsu Semiconductor Limited.	None
Patent cross-license	Avago Technologies International Sales Pte. Limited	Sep. 29, 2018 ~ Dec. 31, 2023	Patent cross-license for semiconductor device related patents.	None
Patent cross-license	Katana Silicon Technologies, LLC	From Nov. 5, 2019	License for specific patents.	None
Technology license	United Semiconductor (Xiamen) Co., Ltd	Apr. 1, 2017~ Mar. 31, 2022	UMC licensed its 28nm process technology to United Semiconductor (Xiamen) Co., Ltd.	UMC signed and implemented the contract in accordance with the scope approved by the Investment Commission, Ministry of Economic Affairs.
Technology license	United Semiconductor (Xiamen) Co., Ltd	Nov. 23, 2018~ Nov. 22, 2028	UMC licensed its 80/90nm process technology to United Semiconductor (Xiamen) Co., Ltd.	UMC signed and implemented the contract in accordance with the scope approved by the Investment Commission, Ministry of Economic Affairs.
Patent cross-license	Polaris Innovation Limited	From Mar. 20, 2020	License for specific patents.	None

Construction

Contract Type	Contracted Party	Contract Date	Key Content	Restrictive Clause
Construction
Wholetech System Hitech Limited,
Organo Technology Co., Ltd.,
ECO Technical Services Co., Ltd.,
Asia IC
Mic-process
Inc.,
Nova Technology Corp.,
Allis Electric Co. Ltd.,
L&K Engineering Co. Ltd. and others.
From Jan., 2021	For building the facilities of Fab 12A in the
Southern Taiwan Science
Park
			, UMC signed construction contracts with the vendors including but not limited to those major vendors listed in the second column. The total contracted amount exceeded NTD12.6 billion.	None
Construction	Xiamen Dobest Trading Co.,Ltd., L&K Engineering (Suzhou) Co., Ltd., Hengyuan Allis Electric Co., Ltd., Top Chemical (Shenzhen) Co., Ltd., and others.	Jan. 1,2021~ Dec. 31,2022	United Semiconductor (Xiamen) Co., Ltd entered into construction contracts with the vendors including but not limited to those major vendors listed in the second column for building fab facilities. The total contracted amount exceeded USD630.92 million.	None
Construction	Suzhou Topco Construction Ltd.	August 1, 2011 ~ Jun. 30, 2022	HeJian Technology (Suzhou) Co., Ltd. entered into construction contracts with the vendors listed in the second column for HeJian New Phosphorus Wastewater Treatment System. The total contracted amount exceeded RMB12.87 million (excluding tax).	None
Construction	L&K Engineering (Suzhou) Co., Ltd.	May 01, 2021 ~ March 31, 2022	HeJian Technology (Suzhou) Co., Ltd. entered into construction contracts with the vendors listed in the second column for expanding HeJian’s 85K manufacture capacity. The total contracted amount exceeded RMB108.8 million (excluding tax).	None

Construction	China Construction First Building (Group) Corporation Limited	Feb. 01, 2021~ Dec. 31, 2021	HeJian Technology (Suzhou) Co., Ltd. entered into construction contracts with the vendors listed in the second column for HeJian new ammonia nitrogen & nitrogen total wastewater treatment room construction. The total contracted amount exceeded RMB13.87 million (excluding tax).	None

D.	Exchange Controls
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
Aside from trade-related foreign exchange transactions, R.O.C. companies and residents may remit to and from Taiwan foreign currencies of up to US$50 million (or its equivalent) and US$5 million, (or its equivalent) respectively in each calendar year; provided, however, that depending on the economic and financial situation as well as the need to maintain the order of foreign exchange market, the CBC may, at its discretion, to adjust such limits. These limits apply to remittances involving a conversion between NT dollars and U.S. dollars or other foreign currencies. A requirement is also imposed on all private enterprises to register all medium- and long-term foreign debt with the CBC.
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
Tax Treaties
The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, North Macedonia, Eswatini, the Netherlands, the United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Italy, Japan, Canada, Poland, Austria, Czech Republic and Saudi Arabia which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether a
non-R.O.C.
holder of ADSs will be considered to own common shares for the purposes of such treaties. Accordingly, a holder of ADSs who is otherwise entitled to the benefit of a treaty should consult its own tax advisors concerning eligibility for benefits under the treaty with respect to the ADSs.

Tax Reform
An amendment to the R.O.C. Income Tax Act was enacted on January 1, 1998, to integrate the corporate income tax and the shareholder dividend tax with the aim of eliminating the double taxation effect for resident shareholders of Taiwanese corporations. In order to improve Taiwan’s tax system and to keep up with the trend of international tax reform, the R.O.C. Income Tax Act was further amended in 2018 to replace the old tax system which integrated the corporate income tax and the shareholder dividend tax. Except for limited exceptions, the amendment shall take effect retroactively from January 1, 2018.
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
Taxation of Dividends
Except as discussed below with respect to the passive foreign investment company rules, the amount of distributions (including amounts withheld in respect of R.O.C. withholding taxes) you receive on your common shares or ADSs (other than certain pro rata distributions of common shares to all shareholders) will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. Such income (including withheld taxes) will be includible in your gross income as ordinary income on the day you actually or constructively receive it, which in the case of an ADS will be the date actually or constructively received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. You will not be entitled to claim a dividend received deduction with respect to distributions you receive from us.
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
It is possible that pro rata distributions of common shares or ADSs to all shareholders may be made in a manner that is not subject to U.S. federal income tax. In the event that such distributions are tax-free,
the basis of any new common shares or ADSs so received will generally be determined by allocating the U.S. holder’s basis in the old common shares or ADSs between the old common shares or ADSs and the new common shares or ADSs, based on their relative fair market values on the date of distribution. For U.S. federal income tax purposes, any such tax-free
share or ADS distribution generally would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any R.O.C. withholding tax imposed on such distributions unless you can use the credit against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. You should consult your own tax advisors regarding all aspects of the foreign tax credit.
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
Passive Foreign Investment Company
Based on the composition of our income and assets, and the valuation of our assets, we do not believe that we are currently (or that we were in 2021) a passive foreign investment company, or PFIC, and we do not expect to become one in the future, although there can be no assurance in this regard.
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
We use financial instruments, including variable rate debt and swaps and foreign exchange spot transactions, to manage risks associated with our interest rate and foreign currency exposures through a controlled program of risk management in accordance with established policies. These policies are reviewed and approved by our board of directors and shareholders’ meeting. Our treasury operations are subject to internal audit on a regular basis. We do not hold or issue derivative financial instruments for speculatively purposes.
Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency-denominated accounts receivable, capital expenditures relating to equipment used in manufacturing processes (including lithography, etching and chemical vapor deposition) and purchased primarily from Europe, Japan and the United States.

The following table provides information as of December 31, 2021 on our market risk sensitive financial instruments.

	As of December 31, 2021
	Carrying Amount	Fair Amount

	(in NT$ millions)
Time Deposits: Non-Trading Purpose	117,720	117,720
Accounts Receivable	27,346	27,346
Accounts Payable	3,977	3,977
Short-term Loans: Non-Trading Purpose	1,924	1,924
Bonds: Non-Trading Purpose	40,537	41,947
Long-term Loans: Non-Trading Purpose	36,625	36,625
Interest Rate Risk
Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs.
The tables below provide information of UMC as of December 31, 2021 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Dates					As of December 31, 2021
	2022	2023	2024	2025	2026 and thereunder	Total	Fair Value

	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	2,105					2,105	2,105
Average Interest Rate	0.19%					0.19%	0.19%
Fixed Rate (SGD)	31					31	31
Average Interest Rate	0.29%					0.29%	0.29%
Fixed Rate (RMB¥)
Average Interest Rate
Fixed Rate (NT$)	38,017					38,017	38,017
Average Interest Rate	0.24%					0.24%	0.24%
Short-term Loans:
Variable Rate (US$)	31					31	31
Average Interest Rate	0.60%					0.60%	0.60%
Variable Rate ((NT$)
Average Interest Rate
Variable Rate (€)
Average Interest Rate
Variable Rate (¥ JPY)
Average Interest Rate
Variable Rate (RMB¥)	244					244	244
Average Interest Rate	3.26%					3.26%	3.26%
Unsecured Long-term Loans:
Variable Rate (NT$)	1,217	517	316	150	2,300	4,500	4,500
Average Interest Rate	1.03%	1.03%	1.03%	1.03%	1.03%	1.03%	1.03%
Variable Rate (US$)		3	6	14	8	31	31
Average Interest Rate		1.11%	1.11%	1.11%	1.11%	1.11%	1.11%
Variable Rate (RMB¥)	100	3	5	11	6	1258	125
Average Interest Rate	3.90%	3.95%	3.95%	3.95%	3.95%	3.95%	3.91%
Secured Long-term Loans:
Variable Rate (NT$)	61	78	78	67	27	311	311
Average Interest Rate	1.72%	1.72%	1.72%	1.72%	1.72%	1.72%	1.72%
Variable Rate (US$)	520					520	520
Average Interest Rate	2.87%					2.87%	2.87%
Variable Rate (RMB¥)	840	21	36	852	1,891	3,640	3,640
Average Interest Rate	4.43%	4.43%	4.43%	4.43%	4.43%	4.43%	4.43%
Bonds:
Unsecured (NT$)	6,200					6,200	6212
Fixed Rate	1.15%					1.15%	1.15%
Unsecured (NT$)	2,000					2,000	2,009
Fixed Rate	0.94%					0.94%	0.94%
Unsecured (NT$)			3,000			3,000	3,034
Fixed Rate			1.95%			1.95%	1.95%
Unsecured (NT$)			2,100			2,100	2,121
Fixed Rate			1.43%			1.43%	1.43%
Unsecured (NT$)			3,400			3,400	3,463
Fixed Rate			1.13%			1.13%	1.13%
Unsecured (NT$)					5,500	5,500	5,502
Fixed Rate					0.57%	0.57%	0.57%
Unsecured (NT$)					5,000	5,000	5,000
Fixed Rate					0.63%	0.63%	0.63%
Unsecured (NT$)					2,000	2,000	2,000
Fixed Rate					0.63%	0.63%	0.63%
Unsecured (NT$)					2,100	2,100	2,100
Fixed Rate					0.68%	0.68%	0.68%

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
As of December 31, 2021, we had no outstanding in foreign currency forward contracts to sell U.S. dollars against NT dollars. We believe we do not have material market risk as of December 31, 2021

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
Depositary Payments
In 2021, pursuant to the terms of the deposit agreement, we received reimbursement of US$2.1 million from JPMorgan Chase & Co., the depositary for our ADR program through December 31, 2021. The reimbursement was to cover our expense related to ADR program, including:

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
Disclosure Controls and Procedures
For the period ended on December 31, 2021, an evaluation has been performed under the supervision and with the participation of our management, including our
Co-presidents
and our Chief Financial Officer, regarding the effectiveness of our disclosure controls and procedures, as such term is defined under Rules
13a-15(e)
and
15d-15(e)
promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our
Co-presidents
and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2021.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or the COSO criteria, as amended regularly. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2021 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2021, which is included immediately following this report.

Attestation Report of the Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of United Microelectronics Corporation:
Opinion on Internal Control Over Financial Reporting
We have audited United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, United Microelectronics Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 28, 2022 expressed an unqualified opinion thereon.
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
April 28, 2022

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Wenyi Chu,
Wen-Hsin
Hsu and Kuang Si Shiu, three of our independent directors and members of the audit committee, qualify as audit committee financial experts as defined in Item 16A of Form
20-F
and are independent in accordance with the applicable requirements of Rule
10A-3
of the Securities Exchange Act of 1934, as amended.
The SEC has indicated that the designation of Dr. Chu, Dr. Hsu and Mr. Shiu as the audit committee financial experts does not: (i) make Dr. Chu, Dr. Hsu or Mr. Shiu an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act as a result of this designation; (ii) impose any duties, obligations or liability on Dr. Chu, Dr. Hsu or Mr. Shiu that are greater than those imposed on them as a member of the audit committee and our board of directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the audit committee or our board of directors.

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
of Ethics.pdf and
http://www.umc.com/english/pdf/Code
of Conduct.pdf, respectively. Shareholders may request a hard copy of the Code of Ethics for Directors and Officers and the Employee Code of Conduct free of charge. Please contact the investor relations department of our company at
ir@umc.com
.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the years indicated.

	Years ended December 31,
	2020	2021
	NT$	NT$	US$
	(in thousands)
Audit Fees (1)	61,508	56,226	2,027
Audit-related Fees (2)	11,538	7,577	273
Tax Fees (3)	3,977	3,719	134

Total	77,023	67,522	2,434

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
We have from time to time announced plans, which were not binding on us, to buy back our common shares up to a certain amount on the Taiwan Stock Exchange. On May 11, 2016, we announced our 17th share buy-back
plan after our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$7.90 and NT$18.70 per share during the period from May 12, 2016 to July 11, 2016. On March 7, 2018, we announced our 18th share buy-back
plan after our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$9.85 and NT$21.30 per share during the period from March 8, 2018 to May 7, 2018. On November 5, 2018, we announced our 19 th
share
buy-back
plan after our board of directors resolved to purchase up to 300 million shares on the Taiwan Stock Exchange at a price between NT$7.55 and NT$20.80 per share during the period from November 6, 2018 to January 5, 2019. On April 24, 2019, we announced our 20 th
share
buy-back
plan since our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$8.40 and NT$18.10 per share during the period from April 25, 2019 to June 24, 2019. On June 5, 2020, we announced our 21 st
share
buy-back
plan after our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$11.55 and NT$23.25 per share during the period from June 8, 2020 to August 7, 2020.
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
As a R.O.C. company listed on the New York Stock Exchange, or NYSE, we are subject to the U.S. corporate governance rules to the extent that these rules are applicable to foreign private issuers as defined under SEC rules. The following summary details the significant differences between our corporate governance practices and corporate governance standards for U.S. companies (i.e.
non-foreign
private issuers) under the NYSE listing standards.
The Legal Framework
. In general, corporate governance principles for Taiwanese companies are set forth in the Company Act of the Republic of China, or the R.O.C. Company Act, the R.O.C. Securities Exchange Act and, to the extent they are listed on the Taiwan Stock Exchange, under listing rules of the Taiwan Stock Exchange. Corporate governance principles under provisions of R.O.C. law may differ in significant ways to corporate governance standards for U.S. companies listed on the NYSE. Committed to high standards of corporate governance, we have generally brought our corporate governance in line with U.S. regulations, including the formation and independence of an audit committee. However, we have not adopted certain recommended NYSE corporate governance standards where such standards are contrary to R.O.C. laws or regulations or generally prevailing business practices in Taiwan, as discussed in more detail below.

Independent Board Members
. Under the NYSE listing standards applicable to U.S. companies, independent directors must comprise a majority of the board of directors. We currently have five independent directors out of a total of nine directors on our board of directors. Our standards for determining director independence substantially comply with the NYSE listing standards, which include detailed tests for determining director independence. In addition, even though our independent directors meet in committee meetings of which they are committee members, we do not hold executive sessions of non-management
directors. Such requirement is contrary to the R.O.C. Company Act.
Board Committees
. Under the NYSE listing standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate committee must develop and recommend to the board a set of corporate governance principles. Our nominating committee currently consists of five of our independent directors. The nominating committee is expected to assist our board to constitute a nomination policy and succession plans of the directors and the executives. We currently do not have a corporate governance committee, as such committee is not required under R.O.C. requirements. Our board of directors is responsible for regularly reviewing our corporate governance standards and practices.
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
Equity Compensation Plans
. The NYSE listing standards also require that a company’s shareholders must approve equity compensation plans. Under the corresponding requirements in the R.O.C. Company Act and the R.O.C. Securities Exchange Act, shareholders’ approval is required for the distribution of employee bonuses in the form of stock, while the board of directors has authority, subject to the approval of the R.O.C. Securities and Futures Bureau, to approve employee stock option plans and to grant options to employees pursuant to such plans and also has authority to approve share buy-back
programs for the purpose of selling common shares so purchased to employees and the sale of such common shares to employees pursuant to such programs. We intend to continue to follow only the R.O.C. requirements.

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
(5)(P)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8C (in Chinese with English summary translation)
(6)(P)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8D (in Chinese with English summary translation)
(7)(P)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8E (in Chinese with English summary translation)
(8)(P)

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park,
Gin-Shan
section, Hsinchu, Taiwan, R.O.C., the site of Fab 8F (in Chinese with English summary translation)
(9)(P)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, R.O.C., the site of Fab 12A (in Chinese with English summary translation)
(10)(P)

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

4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab12i (summary)(13)

4.11	Merger Agreement, entered into as of April 29, 2009, among United Microelectronics Corporation, Infoshine Technology Limited and Best Elite International Limited(14)

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors and Officers(15)

11.2	Employee Code of Conduct(16)

*12.1	Certification of our Co-president pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Co-president pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.3	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Co-president pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Co-president pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.3	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*101.INS	XBRL Instance Document

*101.SCH	XBRL Taxonomy Extension Schema Document

*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

*101.LAB	XBRL Taxonomy Extension Label Linkbase Document

*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
(1)	Incorporated by reference to Exhibit 1.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-15128) filed with the Commission on April 18, 2014.
(2)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333- 162437) filed with the Commission on October 13, 2009.
(3)	Incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form F-6 (File No. 333- 172990) filed with the Commission on April 12, 2017.
(4)	Incorporated by reference to Exhibit 4.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(5)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(6)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(7)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(8)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(9)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(10)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(11)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.
(12)	Incorporated by reference to Exhibit 4.9 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(13)	Incorporated by reference to Exhibit 4.10 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(14)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 8, 2009.
(15)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on March 25, 2005.
(16)	Incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the Commission on May 26, 2006.
(17)	Incorporated by reference to Item 12.D. in the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-15128) filed with the Commission on April 29, 2021.
(P)	Paper exhibits

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

UNITED MICROELECTRONICS CORPORATION

By:	/s/ CHITUNG LIU
	Name:	Chitung Liu
	Title:	Director, Chief Financial Officer and Senior Vice President
Date: April 28, 2022

United Microelectronics Corporation and Subsidiaries
Consolidated Financial Statements for years ended December 31, 2019, 2020 and 2021
Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of United Microelectronics Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the Company) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2022 expressed an unqualified opinion thereon.
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

Valuation for Slow-Moving Inventories

Description of the Matter
As of December 31, 2021, the Company’s net inventories amounted to NT$23,011 million. As the semiconductor industry is characterized by rapid changes in technology, management had to evaluate and estimate a reserve for slow-moving inventories that are expected to be written-off
or otherwise disposed of at a future date.

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
Taipei, Taiwan
Republic of China
April 28, 2022

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2020 and 2021
(Expressed in Thousands, Except for Par Value)

		As of December 31,
	Notes	2020	2021
		NT$	NT$	US$

Assets
Current assets
Cash and cash equivalents	4, 6(1)	94,048,036	132,622,131	4,780,899
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	1,216,634	945,021	34,067
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	—	8,482,334	305,780
Financial assets measured at amortized cost, current	4	—	20,000	721
Contract assets, current	4, 6(20)	257,841	319,621	11,522
Accounts receivable, net	4, 6(4)	27,094,355	34,624,109	1,248,165
Accounts receivable-related parties, net	4, 7	178,918	566,338	20,416
Other receivables	4	1,668,874	857,233	30,902
Current tax assets	4	37,598	2,597	94
Inventories, net	4, 5, 6(5)	22,552,486	23,011,183	829,531
Other current assets	6(7), 6(20)	17,251,169	31,822,866	1,147,183

Total current assets		164,305,911	233,273,433	8,409,280

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2), 7	14,826,087	19,501,274	703,002
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	10,526,144	11,353,331	409,277
Investments accounted for under the equity method	4, 6(6), 7	20,330,138	28,138,378	1,014,361
Property, plant and equipment	4, 6(8), 8	132,774,663	129,941,703	4,684,272
Right-of-use assets	4, 6(9), 8	7,748,042	7,126,845	256,916
Intangible assets	4, 6(10), 7	4,877,913	3,644,933	131,396
Deferred tax assets	4, 5, 6(25)	6,665,976	5,478,269	197,486
Prepayment for equipment		586,333	8,322,874	300,032
Refundable deposits	8	2,310,961	2,358,549	85,023
Other noncurrent assets		1,501,933	1,815,752	65,456

Total non-current assets		202,148,190	217,681,908	7,847,221

Total assets		366,454,101	450,955,341	16,256,501

Liabilities and Equity
Current liabilities
Short-term loans	6(11), 6(27)	11,057,132	1,924,124	69,363
Financial liabilities at fair value through profit or loss, current	4, 6(12)	2,326	2,380,599	85,818
Contract liabilities, current	4, 6(20)	2,040,989	3,441,754	124,072
Notes and accounts payable		7,862,137	8,364,158	301,520
Other payables	6(19), 7	17,877,736	21,417,215	772,070
Payables on equipment		5,448,921	7,875,927	283,919
Current tax liabilities	4	2,288,582	7,049,691	254,134
Lease liabilities, current	4, 6(9), 6(27)	550,147	557,873	20,111
Other financial liabilities, current	4, 6(27), 9(6)	—	12,718,616	458,494
Current portion of long-term liabilities	4 , 6(13), 6(14), 6(27)	26,985,078	37,331,970	1,345,781
Other current liabilities	4 , 6(16), 6(17), 6(27), 7	5,368,095	5,187,451	187,003

Total current liabilities		79,481,143	108,249,378	3,902,285

Non-current liabilities
Contract liabilities, noncurrent	4, 6(20)	456,480	641,386	23,121
Bonds payable	4, 6 (13), 6(27)	16,690,474	23,077,699	831,929
Long-term loans	6 (14), 6(27)	8,080,938	16,751,896	603,889
Deferred tax liabilities	4, 5, 6(25)	1,965,108	2,323,917	83,775
Lease liabilities, noncurrent	4, 6(9), 6(27)	5,026,717	4,510,881	162,613
Net defined benefit liabilities, noncurrent	4, 6(15)	4,162,654	3,877,321	139,774
Guarantee deposits	6(27)	235,199	14,261,029	514,096
Other noncurrent liabilities	4 , 6(16), 6(19), 6(27), 9(6)	27,215,826	12,886,787	464,556

Total non-current liabilities		63,833,396	78,330,916	2,823,753

Total liabilities		143,314,539	186,580,294	6,726,038

Commitments and contingencies	9
Equity attributable to the parent company
Capital	4, 6(18)
Common stock - NT$10 par value		124,224,015	124,832,476	4,500,089
Authorized: 26,000,000 thousand shares
Issued: 12,422,402 thousand shares as of December 31, 2020
Issued: 12,483,248 thousand shares as of December 31, 2021
Additional paid-in capital	4, 6(18), 6(19)
Premiums		36,809,962	39,889,798	1,437,988
Treasury stock transactions		4,663,538	6,790,108	244,777
Transactions with noncontrolling interests		479,236	478,696	17,257
Share-based payment		2,259,170	2,238,128	80,682
Other		241,081	683,866	24,653
Retained earnings	6(18)
Legal reserve		12,536,526	15,734,416	567,210
Special reserve		11,022,314	8,164,648	294,328
Unappropriated earnings		53,429,442	83,155,758	2,997,684
Other components of equity	4, 6(19)
Exchange differences on translation of foreign operations		(11,877,253)	(16,612,724)	(598,873)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		1,327,344	9,201,181	331,694
Unearned employee compensation		(3,667,395)	(2,212,441)	(79,756)
Treasury stock	4 , 6(18), 6(19)	(8,421,774)	(8,192,044)	(295,315)

Total equity attributable to the parent company		223,026,206	264,151,866	9,522,418

Non-controlling interests	6(18)	113,356	223,181	8,045

Total equity		223,139,562	264,375,047	9,530,463

Total liabilities and equity		366,454,101	450,955,341	16,256,501

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2019, 2020 and 2021
(Expressed in Thousands, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2019	2020	2021
		NT$	NT$	NT$	US$
Operating revenues	4, 6(20), 7	148,201,641	176,820,914	213,011,018	7,678,840
Operating costs	4, 6(5), 6(10), 6(15), 6(19), 6(20), 6(21), 7	(126,886,669)	(137,823,813)	(140,961,389)	(5,081,521)

Gross profit		21,314,972	38,997,101	72,049,629	2,597,319

Operating expenses	4, 6(4), 6(10), 6(15), 6(19), 6(21), 7
Sales and marketing expenses		(3,807,610)	(4,152,242)	(4,671,599)	(168,407)
General and administrative expenses		(5,318,576)	(6,664,166)	(7,989,860)	(288,027)
Research and development expenses		(11,860,244)	(12,895,501)	(12,934,836)	(466,288)
Expected credit impairment (losses) gains		(627,159)	392,145	6,121	221

Subtotal		(21,613,589)	(23,319,764)	(25,590,174)	(922,501)

Net other operating income and expenses	4, 6(8), 6(16), 6(22)	5,182,162	6,253,890	5,226,831	188,422

Operating income		4,883,545	21,931,227	51,686,286	1,863,240

Non-operating income and expenses
Interest income	4	994,061	737,913	575,719	20,754
Other income	4	711,614	698,155	1,653,006	59,589
Other gains and losses	4, 6(23), 6(29)	1,166,729	48,766	866,130	31,223
Finance costs	6(23)	(2,997,643)	(2,073,433)	(1,962,930)	(70,762)
Share of profit or loss of associates and joint ventures	4, 6(6)	115,329	1,300,263	5,193,495	187,221
Bargain purchase gain	4, 6(28)	171,585	—	—	—
Exchange gain, net	4	—	—	484,726	17,474
Exchange loss, net	4	(238,624)	(100,141)	—	—

Subtotal		(76,949)	611,523	6,810,146	245,499

Income from continuing operations before income tax		4,806,596	22,542,750	58,496,432	2,108,739
Income tax expense	4, 5, 6(25)	(230,346)	(1,691,083)	(7,918,252)	(285,445)

Net income		4,576,250	20,851,667	50,578,180	1,823,294

Other comprehensive income (loss)	6(24)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	4, 6(15)	106,403	(192,581)	(197,477)	(7,119)
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income		5,486,209	4,815,361	5,811,342	209,493
Share of other comprehensive income of associates and joint ventures which will not be reclassified subsequently to profit or loss		899,025	883,508	2,959,130	106,674
Income tax related to items that will not be reclassified subsequently	4, 5, 6(25)	(457,619)	(211,419)	(417,076)	(15,035)

Subtotal		6,034,018	5,294,869	8,155,919	294,013

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(3,277,938)	(2,920,280)	(4,741,016)	(170,909)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		15,393	60,317	(24,412)	(880)
Income tax related to items that may be reclassified subsequently	4, 5, 6(25)	6,106	45,913	29,938	1,079

Subtotal		(3,256,439)	(2,814,050)	(4,735,490)	(170,710)

Total other comprehensive income, net of tax		2,777,579	2,480,819	3,420,429	123,303

Total comprehensive income		7,353,829	23,332,486	53,998,609	1,946,597

Net income (loss) attributable to:
Shareholders of the parent		8,155,097	22,860,744	51,246,425	1,847,384
Non-controlling interests		(3,578,847)	(2,009,077)	(668,245)	(24,090)

		4,576,250	20,851,667	50,578,180	1,823,294

Total comprehensive income (loss) attributable to:
Shareholders of the parent		10,947,889	25,214,910	54,666,873	1,970,687
Non-controlling interests		(3,594,060)	(1,882,424)	(668,264)	(24,090)

		7,353,829	23,332,486	53,998,609	1,946,597

Earnings per share (NTD)	4, 6(26)
Earnings per share-basic		0.71	1.93	4.27	0.15

Earnings per share-diluted		0.65	1.87	4.19	0.15

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended December 31, 2020
(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital			Retained Earnings			Other Components of Equity
	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non-Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2020	117,243,187	332,611	40,583,958	11,572,579	14,513,940	37,874,428	(8,936,550)	(2,266,311)	—	(8,413,992)	202,503,850	410,065	202,913,915
Appropriation and distribution of 2019 retained earnings
Legal reserve	—	—	—	963,947	—	(963,947)	—	—	—	—	—	—	—
Cash dividends	—	—	—	—	—	(9,765,155)	—	—	—	—	(9,765,155)	—	(9,765,155)
Special reserve reversed	—	—	—	—	(3,491,626)	3,491,626	—	—	—	—	—	—	—
Net income (loss) for the year ended December 31, 2020	—	—	—	—	—	22,860,744	—	—	—	—	22,860,744	(2,009,077)	20,851,667
Other comprehensive income (loss), net of tax for the year ended December 31, 2020	—	—	—	—	—	(157,529)	(2,940,703)	5,452,398	—	—	2,354,166	126,653	2,480,819

Total comprehensive income (loss)	—	—	—	—	—	22,703,215	(2,940,703)	5,452,398	—	—	25,214,910	(1,882,424)	23,332,486

Share-based payment transaction	2,000,300	—	2,628,061	—	—	—	—	—	(3,667,395)	1,678,272	2,639,238	—	2,639,238
Conversion of convertible bonds	4,980,528	(332,611)	1,862,366	—	—	—	—	—	—	—	6,510,283	—	6,510,283
Treasury stock acquired	—	—	—	—	—	—	—	—	—	(1,678,272)	(1,678,272)	—	(1,678,272)
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	—	(294)	—	—	33,378	—	(33,378)	—	—	(294)	—	(294)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(51,565)	(51,565)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	—	—	(106,879)	—	—	—	—	—	—	—	(106,879)	106,879	—
Changes in subsidiaries’ ownership	—	—	(1,218)	—	—	(816,632)	—	—	—	—	(817,850)	(10,331)	(828,181)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	—	192,042	—	—	—	—	—	—	(7,782)	184,260	—	184,260
Disposal of equity instruments investments measured at fair value through other comprehensive income	—	—	—	—	—	1,825,365	—	(1,825,365)	—	—	—	—	—
Non-Controlling Interests	—	—	—	—	—	—	—	—	—	—	—	(551,608)	(551,608)
Others	—	—	(705,049)	—	—	(952,836)	—	—	—	—	(1,657,885)	2,092,340	434,455

Balance as of December 31, 2020	124,224,015	—	44,452,987	12,536,526	11,022,314	53,429,442	(11,877,253)	1,327,344	(3,667,395)	(8,421,774)	223,026,206	113,356	223,139,562

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended December 31, 2021
(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital		Retained Earnings			Other Components of Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non-Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2021	124,224,015	44,452,987	12,536,526	11,022,314	53,429,442	(11,877,253)	1,327,344	(3,667,395)	(8,421,774)	223,026,206	113,356	223,139,562
Appropriation and distribution of 2020 retained earnings
Legal reserve	—	—	3,197,890	—	(3,197,890)	—	—	—	—	—	—	—
Cash dividends	—	—	—	—	(19,875,842)	—	—	—	—	(19,875,842)	—	(19,875,842)
Special reserve reversed	—	—	—	(2,857,666)	2,857,666	—	—	—	—	—	—	—
Net income (loss) for the year ended December 31, 2021	—	—	—	—	51,246,425	—	—	—	—	51,246,425	(668,245)	50,578,180
Other comprehensive income (loss), net of tax for the year ended December 31, 2021	—	—	—	—	(148,768)	(4,735,471)	8,304,687	—	—	3,420,448	(19)	3,420,429

Total comprehensive income (loss)	—	—	—	—	51,097,657	(4,735,471)	8,304,687	—	—	54,666,873	(668,264)	53,998,609

Share-based payment transaction	(2,617)	293,374	—	—	—	—	—	1,454,954	—	1,745,711	—	1,745,711
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	(540)	—	—	430,850	—	(430,850)	—	—	(540)	—	(540)
Changes in subsidiaries’ ownership	—	—	—	—	(1,009,440)	—	—	—	—	(1,009,440)	(11,126)	(1,020,566)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	961,003	—	—	—	—	—	—	109,929	1,070,932	—	1,070,932
Non-Controlling Interests	—	—	—	—	—	—	—	—	—	—	23,430	23,430
Share exchange	611,078	3,930,986	—	—	—	—	—	—	119,801	4,661,865	—	4,661,865
Others	—	442,786	—	—	(576,685)	—	—	—	—	(133,899)	765,785	631,886

Balance as of December 31, 2021	124,832,476	50,080,596	15,734,416	8,164,648	83,155,758	(16,612,724)	9,201,181	(2,212,441)	(8,192,044)	264,151,866	223,181	264,375,047

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019, 2020 and 2021
(Expressed in Thousands)

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income before tax	4,806,596	22,542,750	58,496,432	2,108,739
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	47,172,881	46,163,693	44,179,632	1,592,633
Amortization	2,216,654	2,744,383	2,894,942	104,360
Expected credit impairment losses (gains)	627,159	(392,145)	(6,121)	(221)
Net gain of financial assets and liabilities at fair value through profit or loss	(1,279,931)	(2,011,403)	(2,892,470)	(104,271)
Interest expense	2,933,815	2,004,418	1,868,089	67,343
Interest income	(994,061)	(737,913)	(575,719)	(20,754)
Dividend income	(711,614)	(698,155)	(1,653,006)	(59,589)
Share-based payment	366,186	959,219	1,745,745	62,932
Share of profit of associates and joint ventures	(115,329)	(1,300,263)	(5,193,495)	(187,221)
Gain on disposal of property, plant and equipment	(43,036)	(1,137,320)	(143,735)	(5,182)
Loss on disposal of investments	16,293	91,070	16,388	591
Impairment loss on non-financial assets	118,134	—	—	—
Exchange loss (gain) on financial assets and liabilities	206,612	(1,386,657)	(505,434)	(18,220)
Bargain purchase gain	(171,585)	—	—	—
Loss (gain) on lease modification	—	(1,765)	6	—
Amortization of deferred government grants	(4,062,148)	(3,994,818)	(4,069,055)	(146,685)
Others	—	—	243,447	8,776

Income and expense adjustments	46,280,030	40,302,344	35,909,214	1,294,492
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(594,847)	876,876	119,904	4,323
Contract assets	(126,340)	(49,108)	(81,887)	(2,952)
Notes receivable and accounts receivable	439,400	(1,501,100)	(8,590,622)	(309,683)
Other receivables	67,347	(224,488)	134,111	4,835
Inventories	(1,370,249)	(1,014,039)	(871,589)	(31,420)
Other current assets	5,769,041	2,981,984	(227,852)	(8,214)
Contract fulfillment costs	8,054	4,200	(71,828)	(2,589)
Contract liabilities	69,329	1,072,225	1,637,105	59,016
Notes and accounts payable	(739,066)	(944,909)	688,652	24,825
Other payables	511,244	2,247,473	4,092,040	147,514
Other current liabilities	796,243	(593,710)	(506,837)	(18,271)
Net defined benefit liabilities	(35,398)	(55,300)	(482,809)	(17,405)
Other noncurrent liabilities	(3,240)	53,743	71,430	2,575

Cash generated from operations	55,878,144	65,698,941	90,315,464	3,255,785
Interest received	973,241	758,235	505,379	18,218
Dividend received	818,691	1,041,972	3,006,829	108,393
Interest paid	(2,147,320)	(1,735,327)	(1,539,069)	(55,482)
Income tax paid	(618,608)	(18,629)	(1,936,712)	(69,816)

Net cash provided by operating activities	54,904,148	65,745,192	90,351,891	3,257,098

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(354,249)	(1,118,572)	(921,916)	(33,234)
Proceeds from disposal of financial assets at fair value through profit or loss	229,553	326,127	439,145	15,831
Proceeds from disposal of financial assets at fair value through other comprehensive income or loss	44,466	—	—	—
Acquisition of financial assets measured at amortised cost	—	—	(20,000)	(721)
Acquisition of investments accounted for under the equity method	(730,000)	(59,900)	—	—
Proceeds from disposal of investments accounted for under the equity method	5,970	30,611	—	—
Increase in prepayment for investments	(17,974)	—	(5,025)	(181)
Proceeds from capital reduction and liquidation of investments	32,214	27,200	42,150	1,519
Acquisition of subsidiary (net of cash acquired)	(12,800,981)	—	—	—
Disposal of subsidiary	32,017	(785,772)	714,358	25,752
Acquisition of property, plant and equipment	(16,518,483)	(26,345,302)	(48,034,633)	(1,731,602)
Proceeds from disposal of property, plant and equipment	45,042	1,737,125	216,314	7,798
Increase in refundable deposits	(257,909)	(160,254)	(274,015)	(9,878)
Decrease in refundable deposits	441,013	448,893	220,750	7,958
Acquisition of intangible assets	(2,443,593)	(2,009,031)	(1,924,924)	(69,392)
Government grants related to assets acquisition	617,685	242,264	2,498,984	90,086
Increase in other financial assets	—	(18,422,183)	(37,121,310)	(1,338,187)
Decrease in other financial assets	—	5,984,342	22,132,639	797,860
Increase in other noncurrent assets	(15,074)	(7,049)	(125,917)	(4,539)
Decrease in other noncurrent assets	8,786	—	—	—

Net cash used in investing activities	(31,681,517)	(40,111,501)	(62,163,400)	(2,240,930)

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019, 2020 and 2021
(Expressed in Thousands)

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase in short-term loans	25,732,933	16,271,732	7,205,015	259,734
Decrease in short-term loans	(26,726,656)	(17,205,124)	(16,179,231)	(583,245)
Cash payments for the principal portion of the lease liability	(633,488)	(726,626)	(699,680)	(25,223)
Proceeds from bonds issued	—	—	25,760,800	928,652
Bonds issuance costs	—	—	(57,108)	(2,059)
Redemption of bonds	(2,500,000)	(13,702,875)	(2,000,000)	(72,098)
Proceeds from long-term loans	11,449,930	13,528,900	15,560,661	560,947
Repayments of long-term loans	(7,572,939)	(13,391,980)	(11,472,124)	(413,559)
Increase in guarantee deposits	269,415	303,720	14,812,963	533,993
Decrease in guarantee deposits	(17,146)	(363,539)	(593,555)	(21,397)
Cash dividends	(6,911,058)	(9,765,694)	(19,871,129)	(716,335)
Treasury stock acquired	(2,972,243)	(1,678,272)	—	—
Treasury stock sold to employees	—	1,677,900	—	—
Change in non-controlling interests	3,388	(551,608)	23,430	845
Others	10,818	2,120	65	2

Net cash provided by (used in) financing activities	(9,867,046)	(25,601,346)	12,490,107	450,257

Effect of exchange rate changes on cash and cash equivalents	(1,524,847)	(1,476,786)	(2,104,503)	(75,866)

Net increase (decrease) in cash and cash equivalents	11,830,738	(1,444,441)	38,574,095	1,390,559
Cash and cash equivalents at beginning of year	83,661,739	95,492,477	94,048,036	3,390,340

Cash and cash equivalents at end of year	95,492,477	94,048,036	132,622,131	4,780,899

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
The consolidated financial statements of the Company were approved and authorized for issue by the audit committee of the Board of Directors on April 27, 2022.

3.	NEW ACCOUNTING PRONOUNCEMENT UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

(1)
The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which have been issued by the International Accounting Standards Board (IASB) and become effective for annual periods beginning on or after January 1, 2021. There were no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)	The Company has not adopted the following new, revised or amended IFRSs that have been issued by the IASB but not yet effective:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB

Narrow-scope amendments of IFRS, including Amendments to IFRS 3, Amendments to IAS 16, Amendments to IAS 37	January 1, 2022

Annual Improvements to IFRS Standards 2018 - 2020:	January 1, 2022

Amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards”

Amendments to IFRS 9 “Financial Instruments”

Amendments to IFRS 16 “Leases”

IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB

IFRS 17 “Insurance Contracts”	January 1, 2023

Amendments to IAS 1 “Presentation of Financial Statements” – Classification of Liabilities as Current or Non-current	January 1, 2023

Amendments to IAS 1 “Presentation of Financial Statements” - Disclosure Initiative - Accounting Policies	January 1, 2023

Amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of Accounting Estimates	January 1, 2023

Amendment to IAS 12 “Income Taxes” - Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

(3)	The potential effects of adopting the standards or interpretations issued by IASB on the Company’s financial statements in future periods are summarized as below:

a.	Narrow-scope amendments of IFRS, including Amendments to IFRS 3, Amendments to IAS 16, Amendments to IAS 37

i.	Updating a Reference to the Conceptual Framework (Amendments to IFRS 3)
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

iii.	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)
The amendments clarify what costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous.

b.	Annual Improvements to IFRS Standards 2018 – 2020

i.	Amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards
The amendment simplifies the application of IFRS 1 by a subsidiary that becomes a first-time adopter after its parent in relation to the measurement of cumulative translation differences.

ii.	Amendment to IFRS 9 Financial Instruments (IFRS 9)
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

c.
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

d.	IFRS 17 “Insurance Contracts” (IFRS 17)
IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects (including recognition, measurement, presentation and disclosure requirements). The core of IFRS 17 is the General (building block) Model, under this model, on initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfilment cash flows and the contractual service margin. The carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims.
Other than the General Model, the standard also provides a specific adaptation for contracts with direct participation features (the Variable Fee Approach) and a simplified approach (Premium Allocation Approach) mainly for short-duration contracts.
IFRS 17 was issued in May 2017 and it was amended in June 2020 and December 2021. The amendments include deferral of the date of initial application of IFRS 17 by two years to annual beginning on or after 1 January 2023 (from the original effective date of 1 January 2021); provide additional transition reliefs; simplify some requirements to reduce the costs of applying IFRS 17 and revise some requirements to make the results easier to explain. IFRS 17 replaces an interim Standard – IFRS 4 Insurance Contracts – from annual reporting periods beginning on or after 1 January 2023.

e.	IAS 1 “Presentation of Financial Statements” (IAS 1)—Classification of Liabilities as Current or Non-current (Amendment)
These are the amendments to paragraphs
69-76
of IAS 1 presentation of financial statements and the amended paragraphs related to the classification of liabilities as current or non-current
.

f.	IAS 1 “Presentation of Financial Statements” (IAS 1)—Disclosure Initiative—Accounting Policies (Amendment)
The amendments improve accounting policy disclosures that to provide more useful information to investors and other primary users of the financial statements.

g.	IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (IAS 8) -Definition of Accounting Estimates (Amendment)
The amendments introduce the definition of accounting estimates and included other amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to help companies distinguish changes in accounting estimates from changes in accounting policies.

h.	IAS 12 “Income Taxes” (IAS 12)—Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendment)
The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (d) - (h) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed. The rest of the standards listed are not expected to have material impact on the Company’s financial position and performance, except for the following:
The Company expect to apply the amended IAS 37 to contracts which it has not yet fulfilled all its obligation at the beginning of the annual reporting period since 2022 (the date of initial application). The adoption of the amendments has no material impact on the Company. The cumulative effect of initially applying the amendments will be recognized as adjustments to the provisions (classified under other current liabilities), retained earnings and non-controlling interests, respectively at the date of initial application.

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
A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. Total comprehensive income of subsidiaries is attributed to the shareholders of the parent and to the non-controlling
interests even if this results in the
non-controlling
interests having a deficit balance.

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
b.	The consolidated entities as of December 31, 2020 and 2021 were as follows:

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2020	2021
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	81.40	80.37
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2020	2021
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	—
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00
WAVETEK-SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HJ)	Sales and manufacturing of integrated circuits	99.9985	99.9985
HJ	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. (UDS)	Integrated circuits design services	100.00	100.00
UNITED MICROCHIP CORPORATION and HJ	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	67.76	69.95

(4)	Business Combinations and Goodwill
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

(7)	Convenience Translation into U.S. Dollars
Translations of amounts from NTD into U.S. dollars (USD) for the reader’s convenience were calculated at the rate of USD1.00 to NTD27.74 on December 30, 2021 released by Board of Governors of the Federal Reserve System. No representation is made that the NTD amounts could have been, or could be, converted into USD at this rate.

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
Except for land, which is not depreciated, the estimated useful lives of the assets are as follows:

Buildings	7-56 years
Machinery and equipment	6-7 years
Transportation equipment	6-7 years
Furniture and fixtures	3-7 years
Leasehold improvement	The shorter of lease terms or useful lives

(15)	Lease
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

b.	Software is amortized over the contract term or estimated useful life (3-6 years) on a straight-line basis.

c.
Patent and technology license fee: Upon signing of contract and obtaining the right to intellectual property, any portion attributable to non-cancellable
and mutually agreed future fixed license fees for patent and technology is discounted and recognized as an intangible asset and related liability. The cost of the intangible asset is not revalued once determined on initial recognition, and is amortized over the useful life (5-10 years) on a straight-line basis. Interest expenses from the related liability are recognized and calculated based on the effective interest method. Based on the timing of payments, the liability is classified as current and non-current.

d.	Others are mainly the intellectual property license fees, amortized over the shorter of the contract term or estimated useful life (3 years) of the related technology on a straight-line basis.

(17)	Impairment of Non-Financial Assets
The Company assesses at each reporting date whether there is an indication that an asset in the scope of IAS 36 “Impairment of Assets” may be impaired. If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or a CGU is the higher of its fair value less costs of disposal and its value in use. If circumstances indicate that previously recognized impairment losses may no longer exist or may have decreased at each reporting date, the Company re-assesses
the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been an increase in the estimated service potential of an asset which in turn increases the recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years.
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
non-current
liability in all other respects.

Exchangeable bonds
In accordance with IFRS 9, if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host, the derivative financial instruments embedded in exchangeable bonds would be separated from the host and accounted for as financial assets or liabilities at fair value through profit or loss.
UMC has issued exchangeable bonds where the bondholders may exchange the bonds into ordinary shares of certain public entities which UMC holds as financial assets (“reference shares”). When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the carrying amount of the bonds and the related assets or liabilities accounts will be derecognized, and the difference will be recognized in profit or loss.
Both the host and embedded derivative financial instrument in exchangeable bonds are classified as current liabilities as the bondholders have the right to demand settlement by exercising the exchange option of the bonds within 12 months.

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
Dividends
Revenue is recognized when the Company’s right to receive the dividends is established, which is generally when shareholders approve the dividend.

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
Inventories are valued at the lower of cost and net realizable value item by item. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Please refer to Note 6(5). Costs of completion include direct labor and overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, supplies, utilities and royalties that is expected to be incurred at normal production level. The Company estimates normal production level taking into account loss of capacity resulting from planned maintenance, based on historical experience and current production capacity.

(3)	Income Tax
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

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Cash on hand and petty cash	$5,765	$5,684
Checking and savings accounts	20,163,007	33,738,883
Time deposits	66,939,601	88,876,572
Repurchase agreements collateralized by government bonds and corporate notes	6,939,663	10,000,992

Total	$94,048,036	$132,622,131

(2)	Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$9,654,682	$13,289,438
Preferred stocks	3,299,004	2,602,622
Funds	2,674,476	3,862,932
Convertible bonds	412,175	691,303
Forward contracts	2,384	—

Total	$16,042,721	$20,446,295

Current	$1,216,634	$945,021
Non-current	14,826,087	19,501,274

Total	$16,042,721	$20,446,295

UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., exchanged shares with CHIPBOND TECHNOLOGY CORPORATION (CHIPBOND) on November 5, 2021, and obtained 14 million common shares newly issued by CHIPBOND. Please refer to Note 6(18) for further information.

(3)	Financial Assets at Fair Value through Other Comprehensive Income

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Equity instruments
Common stocks	$10,355,999	$19,683,806
Preferred stocks	170,145	151,859

Total	$10,526,144	$19,835,665

Current	$—	$8,482,334
Non-current	10,526,144	11,353,331

Total	$10,526,144	$19,835,665

The fair value of each investment in equity instrument to be measured at fair value through other comprehensive income is as follows:

		As of December 31,
Type of securities	Name of securities	2020	2021
		NT$	NT$
		(In Thousands)	(In Thousands)
Common stock	SILICON INTEGRATED SYSTEMS CORP.	2,039,645	3,407,886
Common stock	UNIMICRON HOLDING LIMITED	722,122	1,461,098
Common stock	ITE TECH. INC.	950,674	1,514,658
Common stock	CHIPBOND TECHNOLOGY CORPORATION	—	3,546,027
Common stock	NOVATEK MICROELECTRONICS CORP.	6,068,053	8,863,632
Common stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	575,505	890,505
Preferred stock	MTIC HOLDINGS PTE. LTD.	170,145	151,859

a.
These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income. UMC exchanged shares with CHIPBOND on November 5, 2021, and obtained 53 million common shares newly issued by CHIPBOND for the strategic cooperation between the Company and CHIPBOND. Please refer to Note 6(18) for further information.

b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income are listed below:

	For the years
	ended December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)

Held at end of period	$286,795	$465,679
Derecognized during the period	—	—

Total	$286,795	$465,679

c.
In consideration of the Company’s investment strategy, the Company disposed and derecognized certain investments designated as fair value through other comprehensive income. Details on derecognition of such investments are listed below:

	For the years
	ended December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)

Fair value on the date of disposal	$9,012,450	$—

Cumulative gains (losses) reclassified to retained earnings due to derecognition	$1,825,365	$—

Please refer to UNIMICRON in Note 6(6) for further information of 2020.

d.
UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into Novatek common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

(4)	Accounts Receivable, Net

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)

Accounts receivable	$27,300,439	$34,818,600
Less: loss allowance	(206,084)	(194,491)

Net	$27,094,355	$34,624,109

Aging analysis of accounts
receivable:

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)

Neither past due	$23,801,905	$30,758,397

Past due:
≤ 30 days	2,730,865	3,294,617
31 to 60 days	95,398	138,854
61 to 90 days	13,258	8,026
91 to 120 days	23,774	43,413
≥ 121 days	635,239	575,293

Subtotal	3,498,534	4,060,203

Total	$27,300,439	$34,818,600

Movement of loss allowance for accounts

receivable:

	For the years ended December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)

Beginning balance	$621,410	$206,084
Net reversal for the period	(415,326)	(11,593)

Ending balance	$206,084	$194,491

The collection periods for third party domestic sales and third party overseas sales were month-end
30-60 days and net 30-60 days, respectively.
An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the years ended December 31, 2019, 2020 and 2021, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(5)	Inventories, Net

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Raw materials	$5,507,002	$3,371,520
Supplies and spare parts	4,290,672	5,106,770
Work in process	11,872,971	14,043,143
Finished goods	881,841	489,750

Total	$22,552,486	$23,011,183

a.
For the years ended December 31, 2019, 2020 and 2021, the Company recognized NT$122,999 million, NT$133,143 million and NT$135,856 million, respectively, in operating costs, of which NT$820 million in 2019 was related to write-down of inventories, and NT$272 million and NT$426 million in 2020 and 2021, respectively, were related to reversal of write-down of inventories.

b.	None of the aforementioned inventories were pledged.

(6)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2020		2021
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
	NT$		NT$
	(In Thousands)		(In Thousands)
Listed companies
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,583,971	13.78	$1,767,821	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note B)	9,072,632	13.36	10,337,813	13.30
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note C)	26,966	45.44	—	45.44
PURIUMFIL INC.	6,206	44.45	7,253	44.45
UNITECH CAPITAL INC.	823,185	42.00	976,559	42.00
TRIKNIGHT CAPITAL CORPORATION	2,481,874	40.00	4,044,867	40.00
HSUN CHIEH CAPITAL CORP.	195,675	40.00	229,598	40.00
HSUN CHIEH INVESTMENT CO., LTD.	2,312,698	36.49	3,437,053	36.49
YANN YUAN INVESTMENT CO., LTD.	3,554,979	30.87	7,013,118	28.22
UNITED LED CORPORATION HONG KONG LIMITED	96,026	25.14	98,954	25.14
VSENSE CO., LTD. (Note C)	941	23.98	—	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note D)	174,985	10.38	225,342	10.38

Total	$20,330,138		$28,138,378

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

Note C:
When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

Note D:	The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.
The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$10,657 million and NT$12,106 million, as of December 31, 2020 and 2021, respectively. The fair value of these investments were NT$18,885 million and NT$53,491 million, as of December 31, 2020 and 2021, respectively.
Although the Company is the largest shareholder of some associates; after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but owns significant influence over the aforementioned associates.
None of the aforementioned associates were pledged.

b.	Financial information of associates :
There is no individually significant associate for the Company. For individually immaterial associates, the following tables summarize the amount recognized by the Company at its share of those associates separately. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2019, 2020 and 2021 were NT$(9) million, NT$(53) million and NT$(30) million, respectively, which were not included in the following table.

The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)

Profit from continuing operations	$115,329	$1,300,263	$5,193,495
Other comprehensive income	873,308	973,946	2,965,202

Total comprehensive income	$988,637	$2,274,209	$8,158,697

(7)	Other current assets

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Time deposits with original maturities of over three months to a year	$14,305,779	$28,834,684
Others	2,945,390	2,988,182

Total	$17,251,169	$31,822,866

(8)	Property, Plant and Equipment
2020

a.	Assets Used by the Company:
Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2020	$1,692,123	$38,437,588	$865,547,572	$65,909	$6,842,124	$65,883	$5,583,516	$918,234,715
Additions	—	—	—	—	—	—	26,420,747	26,420,747
Disposals	—	(1,316,833)	(5,305,744)	(10,856)	(169,716)	—	(12,938)	(6,816,087)
Transfers and reclassifications	—	109,586	17,142,065	—	246,622	62	(15,528,464)	1,969,871
Exchange effect	(1,510)	27,169	(5,814,568)	(155)	(10,252)	(2,171)	66,435	(5,735,052)

As of December 31, 2020	$1,690,613	$37,257,510	$871,569,325	$54,898	$6,908,778	$63,774	$16,529,296	$934,074,194

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2020	$—	$18,950,520	$745,722,965	$47,794	$5,383,434	$46,147	$—	$770,150,860
Depreciation	—	1,688,455	43,089,767	5,334	513,055	7,894	—	45,304,505
Disposals	—	(788,342)	(5,301,373)	(10,412)	(169,680)	—	—	(6,269,807)
Transfers and reclassifications	—	—	—	—	1,082	(1,924)	—	(842)
Exchange effect	—	655	(5,824,014)	16	(12,552)	(2,154)	—	(5,838,049)

As of December 31, 2020	$—	$19,851,288	$777,687,345	$42,732	$5,715,339	$49,963	$—	$803,346,667

Net carrying amount:
As of December 31, 2020	$1,690,613	$17,406,222	$93,881,980	$12,166	$1,193,439	$13,811	$16,529,296	$130,727,527

b.	Assets Subject to Operating Leases:
Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2020	$459,635	$2,637,271	$125,413	$1,315,180	$4,537,499
Disposals	—	(179,132)	—	—	(179,132)
Exchange effect	(13)	(6,828)	—	453	(6,388)

As of December 31, 2020	$459,622	$2,451,311	$125,413	$1,315,633	$4,351,979

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2020	$—	$1,019,036	$125,413	$1,102,809	$2,247,258
Depreciation	—	100,454	—	69,425	169,879
Disposals	—	(107,240)	—	—	(107,240)
Exchange effect	—	(4,705)	—	(349)	(5,054)

As of December 31, 2020	$—	$1,007,545	$125,413	$1,171,885	$2,304,843

Net carrying amount:
As of December 31, 2020	$459,622	$1,443,766	$—	$143,748	$2,047,136

2021

a.	Assets Used by the Company:
Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2021	$1,690,613	$37,257,510	$871,569,325	$54,898	$6,908,778	$63,774	$16,529,296	$934,074,194
Additions	—	—	—	—	—	—	38,284,083	38,284,083
Disposals	—	(20,455)	(3,587,695)	(791)	(5,010)	—	(22,822)	(3,636,773)
Transfers and reclassifications	(96,439)	114,081	35,718,256	2,158	433,504	204	(31,692,267)	4,479,497
Exchange effect	(102,831)	(523,656)	(5,893,187)	(306)	(32,098)	(2,696)	(242,257)	(6,797,031)

As of December 31, 2021	$1,491,343	$36,827,480	$897,806,699	$55,959	$7,305,174	$61,282	$22,856,033	$966,403,970

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2021	$—	$19,851,288	$777,687,345	$42,732	$5,715,339	$49,963	$—	$803,346,667
Depreciation	—	1,474,241	41,329,061	5,310	531,085	7,247	—	43,346,944
Disposals	—	(20,455)	(3,580,477)	(791)	(5,003)	—	—	(3,606,726)
Transfers and reclassifications	—	1,645	125,413	—	—	—	—	127,058
Exchange effect	—	(121,750)	(4,656,461)	(143)	(19,038)	(2,085)	—	(4,799,477)

As of December 31, 2021	$—	$21,184,969	$810,904,881	$47,108	$6,222,383	$55,125	$—	$838,414,466

Net carrying amount:
As of December 31, 2021	$1,491,343	$15,642,511	$86,901,818	$8,851	$1,082,791	$6,157	$22,856,033	$127,989,504

b.	Assets Subject to Operating Leases:
Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2021	$459,622	$2,451,311	$125,413	$1,315,633	$4,351,979
Transfers and reclassifications	96,439	(18,542)	(125,413)	—	(47,516)
Exchange effect	(7,051)	(10,380)	—	(2,930)	(20,361)

As of December 31, 2021	$549,010	$2,422,389	$—	$1,312,703	$4,284,102

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2021	$—	$1,007,545	$125,413	$1,171,885	$2,304,843
Depreciation	—	94,130	—	67,347	161,477
Transfers and reclassifications	—	(1,645)	(125,413)	—	(127,058)
Exchange effect	—	(4,917)	—	(2,442)	(7,359)

As of December 31, 2021	$—	$1,095,113	$—	$1,236,790	$2,331,903

Net carrying amount:
As of December 31, 2021	$549,010	$1,327,276	$—	$75,913	$1,952,199

In order to improve operations, reduce fixed costs and obtain the funds required for the company future operation, the subsidiary of new business segment (NEXPOWER) disposed of its building and facility equipment located in Taichung City in accordance with a resolution of the Board of Directors’ meeting. The Company completed the disposal in the third quarter of 2020 and recorded a gain on disposal of NT$1,081 million in the other operating income and expenses.
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

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Land (including land use right)	$5,146,342	$4,877,702
Buildings	352,119	284,011
Machinery and equipment	2,227,035	1,940,084
Transportation equipment	12,252	18,704
Other equipment	10,294	6,344

Net	$7,748,042	$7,126,845

	For the years ended December 31,
	2020	2021
	NT$	NT$
Depreciation	(In Thousands)	(In Thousands)
Land (including land use right)	$333,402	$325,268
Buildings	120,111	121,373
Machinery and equipment	223,120	210,188
Transportation equipment	8,145	9,858
Other equipment	4,531	4,524

Total	$689,309	$671,211

i.	For the years ended December 31, 2020 and 2021, the Company’s addition to right-of-use assets amounted to NT$567 million and NT$207 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Current	$550,147	$557,873
Non-current	5,026,717	4,510,881

Total	$5,576,864	$5,068,754

Please refer to Note 6(23) for the interest expenses on the lease liabilities.

b.	The Company as a lessor
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

(10)	Intangible Assets
2020
Cost
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2020	$15,012	$3,347,148	$4,183,505	$3,548,006	$11,093,671
Additions	—	1,201,288	212,269	862,063	2,275,620
Write-off	—	(312,411)	(11,023)	(915,703)	(1,239,137)
Reclassifications	—	(3,808)	—	—	(3,808)
Exchange effect	—	32,341	145,714	2,886	180,941

As of December 31, 2020	$15,012	$4,264,558	$4,530,465	$3,497,252	$12,307,287

Accumulated Amortization and Impairment
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2020	$7,398	$951,176	$2,299,223	$2,637,627	$5,895,424
Amortization	—	1,363,607	536,953	810,225	2,710,785
Write-off	—	(312,411)	(11,023)	(915,703)	(1,239,137)
Reclassifications	—	841	—	—	841
Exchange effect	—	31,815	26,884	2,762	61,461

As of December 31, 2020	$7,398	$2,035,028	$2,852,037	$2,534,911	$7,429,374

Net carrying amount: As of December 31, 2020	$7,614	$2,229,530	$1,678,428	$962,341	$4,877,913

2021
Cost
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2021	$15,012	$4,264,558	$4,530,465	$3,497,252	$12,307,287
Additions	—	1,333,882	56,331	330,976	1,721,189
Write-off	—	(587,102)	—	(458,295)	(1,045,397)
Reclassifications	—	(758)	—	—	(758)
Exchange effect	—	(165,543)	(95,632)	(21,862)	(283,037)

As of December 31, 2021	$15,012	$4,845,037	$4,491,164	$3,348,071	$12,699,284

Accumulated Amortization and Impairment
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2021	$7,398	$2,035,028	$2,852,037	$2,534,911	$7,429,374
Amortization	—	1,566,948	538,874	747,617	2,853,439
Write-off	—	(587,102)	—	(458,295)	(1,045,397)
Exchange effect	—	(101,050)	(66,244)	(15,771)	(183,065)

As of December 31, 2021	$7,398	$2,913,824	$3,324,667	$2,808,462	$9,054,351

Net carrying amount: As of December 31, 2021	$7,614	$1,931,213	$1,166,497	$539,609	$3,644,933

The amortization amounts of intangible assets were as follows:

	For the years ended December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Operating costs	$866,497	$798,011

Operating expenses	$1,844,288	$2,055,428

(11)	Short-Term Loans

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured bank loans	$11,057,132	$1,924,124

	For the years ended December 31,
	2019	2020	2021
Interest rates applied	0.00%-4.55%	0.00%-4.05%	0.15%-3.60%

The Company’s
 unused short-term lines of credit amounted to NT$63,177 million and NT$72,743 million as of December 31, 2020 and 2021, respectively.

(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Embedded derivatives in exchangeable bonds	$—	$2,380,599
Forward contracts	2,326	—

Total	$2,326	$2,380,599

(13)	Bonds Payable

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured domestic bonds payable	$18,700,000	$31,300,000
Unsecured exchangeable bonds payable	—	10,817,047
Less: Discounts on bonds payable	(9,616)	(1,580,389)

Total	18,690,384	40,536,658
Less: Current or exchangeable portion due within one year	(1,999,910)	(17,458,959)

Net	$16,690,474	$23,077,699

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest was paid annually and the principal was fully repaid in March 2020.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest was paid annually and the principal was fully repaid in June 2021.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 mil lio n	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.

b.
On May 18, 2015, UMC issued
SGX-ST
listed currency linked zero coupon convertible bonds. In accordance with IAS 32 “Financial Instruments Presentation”, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in
capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million. The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%. The terms and conditions of the bonds are as follows:

i.	Issue Amount: US$600 million

ii.	Period: May 18, 2015 - May 18, 2020 (Maturity date)

iii.	Redemption:

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

c.
On July 7, 2021, UMC issued
SGX-ST
listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds are as follows:

i.	Issue Amount: US$400 million

ii.	Period: July 7, 2021 - July 7, 2026 (Maturity Date)

iii.	Redemption:
UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of Novatek Microelectronics Corporation (“Novatek”) on the Taiwan Stock Exchange (the “TWSE”), converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds.

(i)
The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange at the time of redemption for payment in USD.

(ii)
UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.

(iii)
In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.

(iv)	All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.

(v)
In the event that the common shares of Novatek cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

(vi)
Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv.	Terms of Exchange:

(i)	Underlying Securities: Common Shares of Novatek

(ii)
Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into Novatek common shares. If for any reason UMC does not have sufficient Novatek common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per Novatek common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of Novatck common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(iii)
Exchange Price and Adjustment: The exchange price was originally NT$731.25 per Novatek common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$709.2 per Novatek common share on December 31, 2021.

v.	Redemption on the Maturity Date:
The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

(ii)	The bondholders shall have exercised the exchange right before maturity; or

(iii)	The bonds shall have been redeemed or repurchased by UMC and cancelled.

(14)	Long-Term Loans

a.	Details of long-term loans as of December 31, 2020 and 2021 were as follows:

	As of December 31,
Lenders	2020	2021	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Secured Long-Term Loan from Mega International Commercial Bank (1)	$1,640	$—	Repayable quarterly from July 3, 2017 to July 5, 2021 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (2)	19,464	14,598	Repayable quarterly from October 24, 2019 to October 24, 2024 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	59,459	47,568	Repayable quarterly from October 19, 2015 to October 19, 2025 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	21,146	13,125	Repayable monthly from May 31, 2019 to May 31, 2023 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	56,000	44,000	Repayable monthly from August 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	28,965	22,759	Repayable monthly from October 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	—	101,000	Repayable monthly from April 15, 2021 to April 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Syndicated Loans from China Development Bank and 6 others (1) (Note A)	22,236,343	18,158,940	Repayable semi-annually from October 20, 2016 to October 20, 2024 with semi-annually interest payments. Interest-only payment for the first and the second year.

	As of December 31,
Lenders	2020	2021	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Secured Syndicated Loans from China Development Bank and 6 others (2)	—	12,236,000	Repayable semi-annually from March 19, 2021 to March 18, 2031 with semi-annually interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from First Commercial Bank	—	47,000	Repayable monthly from December 2, 2021 to December 2, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from KGI Bank	—	21,000	Repayable semi-annually from December 27, 2021 to December 27, 2026 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Long-Term Loan from ICBC Bank	1,702,589	—	Repayable semi-annually from September 20, 2019 to September 9, 2021 with quarterly interest payments. Interest-only payment for the first semi-annually year.
Unsecured Long-Term Loan from Xiamen Bank	440,500	436,126
Repayable semi-annually from November 24, 2020 to May 24, 2022 of RMB 0.1 million with monthly interest payments and the remaining principal will be repaid once at maturity. Interest-only payment for the first semi-annually year.

Unsecured Long-Term Loan from Bank of China	—	982,791	Repayable semi-annually from June 24, 2023 to June 24, 2026 with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	2,000,000	500,000	Repayable quarterly from March 10, 2022 to December 10, 2024 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	—	450,000	Repayable quarterly from March 24, 2023 to March 24, 2025 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	2,000,000	—	Repayable quarterly from May 5, 2023 to May 5, 2025 with monthly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note B)	1,500,000	500,000	Repayable semi-annually from October 16, 2020 to April 16, 2022 with monthly interest payments.
Unsecured Revolving Loan from Taipei Fubon Bank (Note C)	700,000	200,000	Repayable annually from August 9, 2020 to August 9, 2023 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note D)	1,000,000	550,000	Repayable quarterly from January 27, 2021 to October 27, 2022 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (1) (Note E)	1,000,000	—	Repayable annually from December 11, 2021 to December 11, 2023 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (2) (Note E )	—	500,000	Repayable annually from August 10, 2023 to August 10, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (1) (Note F)	300,000	—	Settlement due on May 15, 2025 with monthly interest payments.

	As of December 31,
Lenders	2020	2021	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured Revolving Loan from First Commercial Bank (2) (Note G)	—	300,000	Settlement due on February 25, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (3) (Note G)	—	300,000	Settlement due on March 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (4) (Note G)	—	200,000	Settlement due on June 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from Yuanta Commercial Bank (Note H)	—	1,000,000	Repayable annually from March 2, 2023 to March 2, 2026 with monthly interest payments.

Subtotal	33,066,106	36,624,907
Less: Current portion	(24,985,168)	(19,873,011)

Total	$8,080,938	$16,751,896

	For the years ended December 31,
	2019	2020	2021
Interest rates applied	0.55%-5.56%	0.84%-4.67%	0.85%-4.66%

Note A:
USCXM, the subsidiary of UMC failed to comply with the loan covenant to maintain its financial ratio at certain level and therefore the loan is reclassified to current liabilities as of December 31, 2020 and 2021. The bank exemption of 2020 and 2021 have been obtained as of April 21, 2021 and February 7, 2022, respectively.

Note B:
UMC entered into a
5-year
loan agreement with Mega International Commercial Bank, effective from October 17, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the two years and six months after the first use and every six months thereafter, with a total of six adjustments. The expiration date of the agreement is April 16, 2022. As of December 31, 2020 and 2021, the line of credit were fully utilized.

Note C:
UMC entered into a
5-year
loan agreement with Taipei Fubon Bank, effective from February 9, 2018. The agreement offered UMC a revolving line of credit of NT$2 billion. This line of credit will be reduced starting from the end of the two years after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 9, 2023. As of December 31, 2020 and 2021, the unused line of credit were both NT$0.8 billion.

Note D:
UMC entered into a
5-year
loan agreement with Chang Hwa Commercial Bank, effective from November 2, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments. The expiration date of the agreement is October 27, 2022. As of December 31, 2020 and 2021, the unused line of credit were NT$1.7 billion and NT$0.8 billion, respectively.

Note E:
UMC entered into a
5-year
loan agreement with KGI Commercial Bank, effective from September 11, 2018. The agreement offered UMC a revolving line of credit of NT$2.5 billion which has been modified into NT$3 billion as of May 10, 2021. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 10, 2026. As of December 31, 2020 and 2021, the unused line of credit were NT$1 billion and NT$2.5 billion, respectively.

Note F:	First Commercial Bank approved the 1-year credit loan on December 30, 2019, which has expired on December 30, 2020.

Note G:
First Commercial Bank approved the
1-year
credit loan on January 18, 2021, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to January 17, 2022. As of December 31, 2021, the unused line of credit was NT$1.2 billion.

Note H:
UMC entered into a
5-year
loan agreement with Yuanta Commercial Bank, effective from March 3, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. This line of credit will be reduced starting from the end of the second year after the contract date and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is March 2, 2026. As of December 31, 2021, the unused line of credit was NT$3 billion.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long- term loans.

c.
In 2016, HJ resolved to provide endorsement for USCXM’s syndicated loan from banks including China Development Bank. The maximum balance for the years ended December 31, 2020 and 2021 were NT$8,362 million and NT$7,450 million, respectively. As of December 31, 2020 and 2021, the actual amount provided were NT$4,564 million and NT$6,438 million, respectively.

d.
In 2017, UMC resolved to provide endorsement for USCXM’s syndicated loan from banks including China Development Bank. The maximum balance for the years ended December 31, 2020 and 2021 were US$371 million/RMB¥1.97 billion and US$290 million/RMB¥2.05 billion, respectively. As of December 31, 2020 and 2021, the actual amount provided were NT$10,350 million and NT$14,566 million, respectively.

(15)	Post-Employment Benefits

a.	Defined contribution plan
The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$1,369 million, NT$1,478 million and NT$1,636 million were contributed by the Company for the years ended December 31, 2019, 2020 and 2021, respectively.

b.	Defined benefit plan
The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. For the years ended December 31, 2019, 2020 and 2021, total pension expenses of NT$59 million, NT$40 million and NT$23 million, respectively, were recognized by the Company.

i.	Movements in present value of defined benefit obligation during the year:

	For the years ended December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)

Defined benefit obligation at beginning of year	$(5,411,069)	$(5,561,999)
Items recognized as profit or loss:
Service cost	(13,090)	(11,009)
Interest cost	(36,254)	(16,130)

Subtotal	(49,344)	(27,139)

Remeasurements recognized in other comprehensive income (loss):
Arising from changes in demographic assumptions	—	(4,537)
Arising from changes in financial assumptions	(173,615)	(123,140)
Experience adjustments	(70,461)	(91,268)

Subtotal	(244,076)	(218,945)

Benefits paid	142,490	349,750

Defined benefit obligation at end of year	$(5,561,999)	$(5,458,333)

ii.	Movements in fair value of plan assets during the year:

	For the years ended December 31,
	2020	2021
	NT$ (In Thousands)	NT$ (In Thousands)
Beginning balance of fair value of plan assets	$1,385,696	$1,399,345
Items recognized as profit or loss:
Interest income on plan assets	9,284	4,059
Contribution by employer	95,360	505,890
Benefits paid	(142,490)	(349,750)
Remeasurements recognized in other comprehensive income (loss):
Return on plan assets, excluding amounts included in interest income	51,495	21,468

Fair value of plan assets at end of year	$1,399,345	$1,581,012

The actual returns on plan assets of the Company for the years ended December 31, 2020 and 2021 were NT$61 million and NT$26 million, respectively.

iii.	The defined benefit plan recognized on the consolidated balance sheets were as follows:

	As of December 31,
	2020	2021
	NT$ (In Thousands)	NT$ (In Thousands)
Present value of the defined benefit obligation	$(5,561,999)	$(5,458,333)
Fair value of plan assets	1,399,345	1,581,012

Funded status	(4,162,654)	(3,877,321)

Net defined benefit liabilities, noncurrent recognized on the consolidated balance sheets	$(4,162,654)	$(3,877,321)

iv.	The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2020	2021

Cash	16%	24%
Equity instruments	48%	43%
Debt instruments	25%	23%
Others	11%	10%
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
two-year
time deposits.

v.	The principal underlying actuarial assumptions are as follows:

	As of December 31,
	2020	2021
Discount rate	0.29%	0.62%
Rate of future salary increase	3.50%	4.25%

vi.	Expected future benefit payments are as follows:

Year	As of December 31, 2021
NT$ (In Thousands)

2022	$373,879
2023	373,406
2024	397,426
2025	432,167
2026	435,179
2027 and thereafter	3,721,746

Total	$5,733,803

The Company expects to make pension fund contribution of NT$697 million in 2022. The weighted-average durations of the defined benefit obligation were 9 years and 8 years as of December 31, 2020 and 2021, respectively.

vii.	Sensitivity analysis:

As of December 31, 2020
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)

Decrease (increase) in defined benefit obligation	$226,798	$—	$(204,390)	$195,078

As of December 31, 2021
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)

Decrease (increase) in defined benefit obligation	$207,999	$(220,561)	$(184,551)	$176,567

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(16)	Deferred Government Grants

	As of December 31,
	2020	2021
	NT$ (In Thousands)	NT$ (In Thousands)
Beginning balance	$13,551,553	$10,207,109
Arising during the period	578,844	2,498,990
Recorded in profit or loss:
Other operating income	(3,994,818)	(4,069,055)
Exchange effect	71,530	(93,246)

Ending balance	$10,207,109	$8,543,798

Current (classified under other current liabilities)	$3,836,211	$4,096,742
Non-current (classified under other noncurrent liabilities)	6,370,898	4,447,056

Total	$10,207,109	$8,543,798

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(17)	Refund Liabilities (classified under other current liabilities)

	As of December 31,
	2020	2021
	NT$ (In Thousands)	NT$ (In Thousands)
Refund liabilities	$1,252,451	$724,207

(18)	Equity

a.	Capital stock:

i.
UMC had 26,000 million common shares authorized to be issued as of December 31, 2020 and 2021, of which 12,422 million shares and 12,483 million shares were issued as of December 31, 2020 and 2021, respectively, each at a par value of NT$10.

ii.
UMC had 127 million and 149 million ADSs, which were traded on the NYSE as of December 31, 2020 and 2021, respectively. The total number of common shares of UMC represented by all issued ADSs were 636 million shares and 746 million shares as of December 31, 2020 and 2021, respectively. One ADS represents five common shares.

iii.	Please refer to Note 6(13) for the Company’s conversion of unsecured convertible bonds into ordinary shares of UMC for the year ended December 31, 2020.

iv.
On September 1, 2020 and June 9, 2021, UMC issued restricted stocks for its employees in a total of 200 million shares and 1 million shares with a par value of NT$
10
each, respectively. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(19) for the information of restricted stocks.

v.
As of December 31, 2021, UMC has recalled and cancelled 2 million shares of restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

vi.
On September 3, 2021, the Board of Directors’ meeting approved the share exchange transaction with CHIPBOND. UMC issued 61 million common shares with a par value of NT$10 and obtained 53 million common shares newly issued by CHIPBOND. The aforementioned issuance of new shares was approved by the competent authority and the change in share registration was completed. The share exchanged date was November 5, 2021. Please refer to Note 6(3) for further information.

b.	Treasury stock:

i.
UMC carried out a treasury stock program and repurchased its shares from the centralized securities exchange market. The purpose for the repurchase and changes in treasury stock during the years ended December 31, 2020 and 2021 were as follows:

For the year ended December 31, 2020
(In thousands of shares)

Purpose	As of January 1, 2020	Increase	Decrease	As of December 31, 2020
For transfer to employees	—	105,000	105,000	—

For the year ended December 31, 2021 : None.

ii.
According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in
capital-premiums and realized additional
paid-in
capital. As of December 31, 2020 and 2021, the treasury stock held by UMC did not exceed the threshold.

iii.
In compliance with Securities and Exchange Law of the R.O.C., treasury stock held by the parent company should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries and associates is treated as treasury stock. According to the Company Act of R.O.C., these subsidiaries have the same rights as other shareholders except for subscription to new stock issuance and voting rights.

iv.
As of December 31, 2020, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP. (FORTUNE), held 16 million shares of UMC’s stock and FORTUNE measured UMC’s stock as financial assets at fair value through other comprehensive income. On September 3, 2021, the share exchange transaction with CHIPBOND was approved by FORTUNE’s Board of Directors’ meeting. The 16 million shares of UMC held by FORTUNE were exchanged for 14 million common shares newly issued by CHIPBOND. As of December 31, 2020 and 2021, UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH), held 441 million shares of UMC’s stock and UMC’s associate, YANN YUAN INVESTMENT CO., LTD. (YANN YUAN), held 201 million and 160 million shares of UMC’s stock, respectively. HSUN CHIEH measured UMC’s stock as financial assets at fair value through profit or loss while YANN YUAN measured UMC’s stock as financial assets at fair value through other comprehensive income. The closing prices of UMC’s stock on December 31, 2020 and 2021 were NT$47.15 and NT$65.00, respectively.

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

v.
The remaining, if applicable, may be distributed preferentially as preferred shares dividends for the current year, and if there is still a remaining balance, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.
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
The appropriation of earnings for 2020 was approved by the shareholders’ meeting held on July 7, 2021, while the appropriation of earnings for 2021 was proposed by the Board of Directors’ meeting on February 24, 2022. The details of appropriation were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2020	2021	2020	2021

Legal reserve	$3,197,890	$5,832,570
Special reserve	(2,857,666)	(3,250,434)
Cash dividends	19,875,842	—	$1.60	$—
In addition, the Board of Directors’ meeting held on February 24, 2022 proposed to distribute cash from additional paid-in capital of NT$37,446 million, at approximately NT$3.00 per share.
The aforementioned 2020 appropriation approved by shareholders’ meeting was consistent with the resolutions of the Board of Directors’ meeting held on February 24, 2021.

The cash dividend per share for 2020 was adjusted to NT$1.59988820 per share. The adjustment was due to the net increase of outstanding common shares from cancellation and issuance of the restricted stocks.
The appropriation of 2021 unappropriated retained earnings has not yet been approved by the shareholders’ meeting as of the reporting date. Information relevant to the Board of Directors’ meeting resolutions and shareholders’ meeting approval can be obtained from the “Market Observation Post System” on the website of the TWSE.
Please refer to Note 6(21) for information on the employees and directors’ compensation.

d.	Non-controlling interests:

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Beginning balance	$466,768	$410,065	$113,356
Attributable to non-controlling interests:
Net loss	(3,578,847)	(2,009,077)	(668,245)
Other comprehensive income (loss)	(15,213)	126,653	(19)
Disposal of subsidiaries	—	(51,565)	—
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	—	106,879	—
Changes in subsidiaries’ ownership	24,740	(10,331)	(11,126)
Non-controlling interests	—	(551,608)	23,430
Derecognition of the non-controlling interests	3,512,617	2,092,340	765,785

Ending balance	$410,065	$113,356	$223,181

(19)	Share-Based Payment

a.	Treasury stock plan for employees
In August 2018, the Company executed a compensation plan to offer 200 million shares of treasury stock to qualified employees of UMC. The compensation cost for the share-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$16.95 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost once granted, whereas for the stocks with requisite service conditions to vest at the end of one or two years from the date of grant, the Company recognizes the compensation cost over the vesting period in which the services conditions are fulfilled, together with a corresponding increase in equity. The compensation plan had expired in September 2020. For the years ended December 31, 2019 and 2020, the compensation cost of NT$366 million and NT$107 million, respectively, were recognized in expenses by the Company.
In September 2020, the Company executed a compensation plan to offer 105 million shares of treasury stock to qualified employees of the Company. The compensation cost for the share-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$21.45 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost once granted, whereas for the stocks with requisite service conditions to vest at the end of one year from the date of grant, the Company recognizes the compensation cost over the period in which the services conditions are fulfilled, together with a corresponding increase in equity. The compensation plan had expired in September 2021. For the years ended December 31, 2020 and 2021, the compensation costs of NT$348 million and NT$226 million, respectively, were recognized in expenses by the Company.

b.	Restricted stock plan for employees
On June 10, 2020, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of UMC without consideration. The maximum shares to be issued are 233 million common shares. The Company is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within one year from the date of receiving the effective registration from the competent authority.

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 200 million shares and 1 million shares of restricted stock for employees were issued without consideration on September 1, 2020 and June 9, 2021, respectively. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.
The aforementioned compensation costs for the equity-settled share-based payment were measured at fair value based on the closing quoted market price of the shares on the grant date, NT$21.8 and NT$53.0 per share, respectively. The unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the years ended December 31, 2020 and 2021, the compensation costs of NT$504 million and NT$1,520 million, respectively, were recognized in expenses by the Company.

c.	Stock appreciation right plan for employees
In September 2020 and June 2021, the Company executed a compensation plan to grant 26 million units and 1 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC.

The compensation cost for the cash-settled share-based payment was measured at fair value on the grant date by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. As of December 31, 2021, the assumptions used are as below:

	Granted in September 2020	Granted in June 2021
Share price of measurement date (NT$/ per share)	$65.00	$65.00
Expected volatility	40.11%-42.88%	38.52%-47.75%
Expected life	0.67-2.67 years	1.44-3.44 years
Expected dividend yield	5.27%	5.27%
Risk-free interest rate	0.32%-0.46%	0.38%-0.50%
For the years ended December 31, 2020 and 2021, the compensation costs of NT$80 million and NT$271 million, respectively, were recognized in expenses by the Company. As of December 31, 2020 and 2021, the liabilities for stock appreciation right recognized which were classified under other payables and other noncurrent liabilities amounted to NT$81 million and NT$352 million, respectively. The intrinsic value for the liabilities of vested rights were both nil.

(20)	Operating Revenues

a.	Disaggregation of revenue

i.	By product

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Wafer	$142,625,019	$169,885,201	$204,594,399
Others	5,576,622	6,935,713	8,416,619

Total	$148,201,641	$176,820,914	$213,011,018

ii.	By geography

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Taiwan	$53,966,435	$65,003,509	$80,655,096
Singapore	23,979,343	26,054,856	29,068,748
China (includes Hong Kong)	19,115,188	22,629,388	31,176,136
Japan	9,855,772	15,363,352	13,705,192
USA	19,957,615	24,546,963	24,270,210
Europe	6,900,339	6,416,235	5,628,998
Others	14,426,949	16,806,611	28,506,638

Total	$148,201,641	$176,820,914	$213,011,018

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

iii.	By the timing of revenue recognition

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
At a point in time	$147,057,035	$174,492,036	$211,074,982
Over time	1,144,606	2,328,878	1,936,036

Total	$148,201,641	$176,820,914	$213,011,018

b.	Contract balances

i.	Contract assets, current

	As of January 1,	As of December 31,
	2020	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Sales of goods and services	$599,491	$625,222	$677,326
Less: Loss allowance	(385,248)	(367,381)	(357,705)

Net	$214,243	$257,841	$319,621

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement as disclosed in Note 9(7).

ii.	Contract liabilities

	As of January 1,	As of December 31,
	2020	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)

Sales of goods and services	$1,470,195	$2,497,469	$4,083,140

Current	$988,115	$2,040,989	$3,441,754
Non-current	482,080	456,480	641,386

Total	$1,470,195	$2,497,469	$4,083,140

The movement

of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.
The Company
recognized
NT$706 million and NT$1,416 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the years ended December 31, 2020 and 2021.

c.
The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$2,759 million and NT$167 million as of December 31, 2020 and 2021, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. As of the report date, partial contract was due in May 2021. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer
As of December 31, 2020 and 2021, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$549 million and NT$612 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(21)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2019			2020			2021
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$			NT$			NT$
	(In Thousands)			(In Thousands)			(In Thousands)
Employee benefit expenses
Salaries	$17,109,432	$7,712,792	$24,822,224	$20,367,325	$9,412,151	$29,779,476	$23,388,888	$11,806,207	$35,195,095
Labor and health insurance	911,037	395,571	1,306,608	1,061,848	452,848	1,514,696	1,183,315	458,179	1,641,494
Pension	1,066,877	361,281	1,428,158	1,138,429	379,298	1,517,727	1,259,044	399,879	1,658,923
Other employee benefit expenses	303,358	124,631	427,989	274,838	121,858	396,696	335,829	144,668	480,497
Depreciation	45,068,673	1,841,954	46,910,627	43,969,732	1,926,226	45,895,958	42,002,745	1,908,719	43,911,464
Amortization	848,214	1,368,440	2,216,654	895,732	1,848,651	2,744,383	834,384	2,060,558	2,894,942
According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:
UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds
of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.
The Company recognizes the employees and directors’ compensation in the profit or loss during the periods when earned for the years ended December 31, 2019, 2020 and 2021. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2019 and 2020 were reported to the shareholders’ meeting on June 10, 2020 and July 7, 2021, respectively, while the distributions of employees and directors’ compensation for 2021 were approved through the Board of Directors’ meeting on February 24, 2022. The details of distribution were as follows:

	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)

Employees’ compensation – Cash	$1,132,952	$2,581,675	$4,770,909
Directors’ compensation	10,259	32,369	25,264
The aforementioned employees and directors’ compensation for 2019 and 2020 reported during the shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 26, 2020 and February 24, 2021, respectively.
Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(22)	Net Other Operating Income and Expenses

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Government grants	$5,366,907	$5,179,643	$5,269,412
Rental income from property, plant and equipment	200,351	198,860	187,166
Gain on disposal of property, plant and equipment	43,036	1,137,320	143,735
Impairment loss
Property, plant and equipment	(84,974)	—	—
Goodwill	(7,398)	—	—
Others	(335,760)	(261,933)	(373,482)

Total	$5,182,162	$6,253,890	$5,226,831

(23)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Gain on valuation of financial assets and liabilities at fair value through profit or loss	$1,279,931	$2,011,403	$2,892,470
Impairment loss
Investments accounted for under the equity method	(25,762)	—	—
Loss on disposal of investments	(16,293)	(91,070)	(16,388)
Others	(71,147)	(1,871,567)	(2,009,952)

Total	$1,166,729	$48,766	$866,130

Others included the one-time payment to MICRON TECHNOLOGY, INC. (MICRON) due to the worldwide settle agreement between UMC and MICRON (Please refer to Note 9(7)) and the losses of financial instrument transaction recognized in 2021, and the losses for the settlement approved by the U.S. Department of Justice regarding allegation of conspiracy to engage in theft of trade secrets recognized in 2020, respectively.

b.	Finance costs

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Interest expenses
Bonds payable	$672,902	$377,193	$437,055
Bank loans	1,808,633	1,417,028	1,285,708
Lease liabilities	178,112	154,730	145,187
Others	274,168	55,467	139
Financial expenses	63,828	69,015	94,841

Total	$2,997,643	$2,073,433	$1,962,930

(24)	Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2019
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$106,403	$—	$106,403	$(21,281)	$85,122
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	5,486,209	—	5,486,209	(394,695)	5,091,514
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	899,025	—	899,025	(41,643)	857,382
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(3,292,023)	14,085	(3,277,938)	14,949	(3,262,989)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	8,799	6,594	15,393	(8,843)	6,550

Total other comprehensive income (loss)	$3,208,413	$20,679	$3,229,092	$(451,513)	$2,777,579

	For the year ended December 31, 2020
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(192,581)	$—	$(192,581)	$38,516	$(154,065)
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4,815,361	—	4,815,361	(134,887)	4,680,474
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	883,508	—	883,508	(115,048)	768,460
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(2,917,361)	(2,919)	(2,920,280)	38,541	(2,881,739)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	37,474	22,843	60,317	7,372	67,689

Total other comprehensive income (loss)	$2,626,401	$19,924	$2,646,325	$(165,506)	$2,480,819

	For the year ended December 31, 2021
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)

Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(197,477)	$—	$(197,477)	$39,495	$(157,982)
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	5,811,342	—	5,811,342	(360,061)	5,451,281
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	2,959,130	—	2,959,130	(96,510)	2,862,620
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(4,743,299)	2,283	(4,741,016)	23,175	(4,717,841)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(24,018)	(394)	(24,412)	6,763	(17,649)

Total other comprehensive income (loss)	$3,805,678	$1,889	$3,807,567	$(387,138)	$3,420,429

(25)	Income Tax

a.	The major components of income tax expense (benefit) for the years ended December 31, 2019, 2020 and 2021 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Current income tax expense (benefit):
Current income tax charge	$772,795	$2,346,937	$7,088,975
Adjustments in respect of current income tax of prior periods	(1,033,780)	(1,140,060)	(150,260)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	465,530	49,035	407,280
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	231,971	683,080	723,270
Adjustment of prior year’s deferred income tax	121,189	(246,173)	(130,841)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(327,359)	(1,736)	(20,172)

Income tax expense recorded in profit or loss	$230,346	$1,691,083	$7,918,252

ii.	Deferred income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Remeasurements of defined benefit pension plans	$(21,281)	$38,516	$39,495
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	(394,695)	(134,887)	(360,061)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(41,643)	(115,048)	(96,510)

Income tax related to items that will not be reclassified subsequently to profit or loss	$(457,619)	$(211,419)	$(417,076)

(ii)	Items that may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Exchange differences on translation of foreign operations	$14,949	$38,541	$23,175
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(8,843)	7,372	6,763

Income tax related to items that may be reclassified subsequently to profit or loss	$6,106	$45,913	$29,938

iii. Income tax charged directly to equity

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)

Current income tax expense (benefit):
Disposal of parent company’s stock by subsidiary recognized as treasury stock transactions	$—	$—	$(203)
Deferred income tax expense (benefit):
Recognize (reversal) of temporary difference arising from initial recognition of the equity component of the compound financial instrument	(45)	3,691	—
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	(532)	(91)	22
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	(514)	—	—

Income tax charged directly to equity	$(1,091)	$3,600	$(181)

b.	A reconciliation between income tax expense (benefit) and income before tax at UMC’s applicable tax rate were as follows:

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Income before tax	$4,806,596	$22,542,750	$58,496,432

At UMC’s statutory income tax rate	961,319	4,508,550	11,699,286
Adjustments in respect of current income tax of prior periods	(1,033,780)	(1,140,060)	(150,260)
Net changes in loss carry-forward and investment tax credits	2,387,922	447,570	(845,267)
Adjustment of deferred tax assets/liabilities for write-downs/reversals and different jurisdictional tax rates	(169,568)	(505,537)	183,123
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(1,778,820)	(2,500,688)	(3,258,695)
Investment gain	(270,610)	(431,501)	(1,388,877)
Dividend income	(139,093)	(130,672)	(171,725)
Others	110,991	32,268	6,463
Basic tax	3,215	2,803	—
Estimated income tax on unappropriated earnings	150,401	1,087,216	1,558,031
Effect of different tax rates applicable to UMC and its subsidiaries	(102,608)	(191,687)	116,174
Taxes withheld in other jurisdictions	19,749	25,193	43,443
Others	91,228	487,628	126,556

Income tax expense recorded in profit or loss	$230,346	$1,691,083	$7,918,252

c.	Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Deferred income tax assets
Depreciation	$2,116,855	$2,155,961
Loss carry-forward	685,531	62,367
Pension	828,410	770,847
Refund liabilities	240,165	140,861
Allowance for inventory valuation losses	595,910	433,630
Investment loss	389,743	349,794
Unrealized profit on intercompany sales	1,348,202	1,125,370
Others	461,160	439,439

Total deferred income tax assets	6,665,976	5,478,269

Deferred income tax liabilities
Unrealized exchange gain	(559,334)	(580,191)
Depreciation	(156,000)	(78,792)
Investment gain	(933,038)	(1,354,740)
Bonds	—	(6,353)
Amortizable assets	(316,049)	(303,841)
Others	(687)	—

Total deferred income tax liabilities	(1,965,108)	(2,323,917)

Net deferred income tax assets	$4,700,868	$3,154,352

d.	Movement of deferred tax

	For the years ended December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)

Balance as of January 1	$5,342,127	$4,700,868
Amounts recognized in profit or loss during the period	(484,206)	(979,537)
Amounts recognized in other comprehensive income (loss)	(165,506)	(387,138)
Amounts recognized in equity	3,600	22
Exchange adjustments	4,853	(179,863)

Balance as of December 31	$4,700,868	$3,154,352

e.
The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2021, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2018, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012. There is an uncertain tax position that the outcome of the income tax returns of certain companies within the Company may not be accepted by the tax authorities of the respective countries of operations. For the recognition and measurement of deferred income tax and current income tax which involved significant accounting judgments, estimates and assumptions, please refer to Note 5(3).

f.	UMC was granted income tax exemption for several periods with respect to income derived from the expansion of operations. The income tax exemption had expired on December 31, 2020.

g.
UMC’s branch in Singapore obtained two tax incentives granted by the Singapore government for a period of five years from August 2020. The qualifying incomes are either tax-exempt or taxed at concessionary tax rate. The incentive period will end in July 2025.

h.	The information of the unused tax loss carry-forward for which no deferred income tax assets have been recognized were as follows:

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Expiry period

1-5 years	$40,910,279	$38,562,420
6-10 years	2,674,422	2,730,567

Total	$43,584,701	$41,292,987

i.	As of December 31, 2020 and 2021, deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$2,942 million and NT$4,433 million, respectively.

j.
As of December 31, 2020 and 2021, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$11,463 million and NT$14,904 million, respectively.

(26)	Earnings Per Share

a.	Earnings per share-basic

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$8,155,097	$22,860,744	$51,246,425

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	11,565,068	11,850,052	12,005,126

Earnings per share-basic (NTD)	$0.71	$1.93	$4.27

b.	Earnings per share- diluted

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$8,155,097	$22,860,744	$51,246,425
Effect of dilution
Unsecured convertible bonds	289,121	69,019	—

Income attributable to shareholders of the parent	$8,444,218	$22,929,763	$51,246,425

Weighted—average number of ordinary shares for basic earnings per share (thousand shares)	11,565,068	11,850,052	12,005,126
Effect of dilution
Restricted stocks for employees	—	30,911	159,478
Employees’ compensation	90,047	65,657	80,243
Unsecured convertible bonds	1,295,729	303,630	—

Weighted—average number of ordinary shares after dilution (thousand shares)	12,950,844	12,250,250	12,244,847

Earnings per share-diluted (NTD)	$0.65	$1.87	$4.19

(27)	Reconciliation of Liabilities Arising from Financing Activities
For the year ended December 31, 2019

	As of December 31, 2018	Cash Flows	Non-cash changes		As of December 31, 2019
Items			Foreign exchange	Others (Note A)
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Short-term loans	$13,103,808	$(993,723)	$(368,507)	$273,628	$12,015,206
Long-term loans (current portion included)	30,826,215	3,876,991	(802,975)	1,843	33,902,074
Bonds payable (current portion included)	41,378,182	(2,500,000)	—	(96,766)	38,781,416
Guarantee deposits (current portion included)	665,793	252,269	(2,021)	(619,347)	296,694 (Note E	)
Lease liabilities	6,006,457	(633,488)	(78,432)	736,488 (Note C )	6,031,025
Other financial liabilities-noncurrent (Note B)	20,410,355	—	(698,127)	381,213	20,093,441

For the year ended December 31, 2020

			Non-cash changes
Items	As of December 31, 2019	Cash Flows	Foreign exchange	Others (Note A)		As of December 31, 2020
	NT$	NT$	NT$	NT$		NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)		(In Thousands)
Short-term loans	$12,015,206	$(933,392)	$(75,751)	$51,069		$11,057,132
Long-term loans (current portion included)	33,902,074	136,920	(972,888)	—		33,066,106
Bonds payable (current portion included)	38,781,416	(13,702,875)	—	(6,388,157 (Note D	) )	18,690,384
Guarantee deposits (current portion included)	296,694	(59,819)	(883)	—		235,992 (Note E	)
Lease liabilities	6,031,025	(726,626)	(10,036)	282,501		5,576,864
Other financial liabilities-noncurrent (Note B)	20,093,441	—	281,219	371,964		20,746,624
For the year ended December 31, 2021

			Non-cash changes
Items	As of December 31, 2020	Cash Flows	Foreign exchange	Others (Note A)		As of December 31, 2021
	NT$	NT$	NT$	NT$		NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)		(In Thousands)
Short-term loans	$11,057,132	$(8,974,216)	$(158,792)	$—		$1,924,124
Long-term loans (current portion included)	33,066,106	4,088,537	(529,736)	—		36,624,907
Bonds payable (current portion included)	18,690,384	23,703,692	—	(1,857,418 (Note F	) )	40,536,658
Guarantee deposits (current portion included)	235,992	14,219,408	(85,631)	—		14,369,769 (Note E	)
Lease liabilities	5,576,864	(699,680)	(144,419)	335,989		5,068,754
Other financial liabilities (Note B)	20,746,624	—	(163,387)	382,972		20,966,209

Note A: Other
non-cash
changes mainly consisted of discount amortization measured by the effective interest method.
Note B: Please refer to Note 9(6) for more details on other financial liabilities.
Note C: Including the impact from acquisition of a subsidiary.
Note D: Please refer to Note 6(13) for the Company’s convertible bonds.
Note E: Guarantee deposits mainly consisted of deposits of capacity reservation.
Note F: Please refer to Note 6(13) for the Company’s exchangeable bonds.

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
NEXPOWER TECHNOLOGY CORP. (NEXPOWER)
NEXPOWER, the subsidiary of UMC, was resolved for dissolution and liquidation by the shareholders’ meeting on November 11, 2020 and the liquidator took control on the same day. According to IFRS 10, the Company has lost control over NEXPOWER and therefore derecognized its relevant assets and liabilities at the date when the control was lost.

a.	Derecognized assets and liabilities mainly consisted of:

NT$
(In Thousands)

Assets
Cash and cash equivalents	$776,586
Other current assets	18

776,604

Liabilities
Other payables	(194)

(194)

Net assets of the deconsolidation	$776,410

b.	Consideration received and gain recognized from the deconsolidation:

NT$
(In Thousands)

Cash received	$722,559
Less: Net assets of the deconsolidation	(776,410)
Add: Non-controlling interests	51,565
Other comprehensive income from equity reclassified to profit or loss due to derecognition	4,061

Gain on deconsolidation (Note A)	$1,775

Note A: Gain on deconsolidation was recognized as
other
gains and losses in the consolidated statement of comprehensive income.

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary:

NT$
(In Thousands)
Cash received	$722,559
Net cash of subsidiary derecognized	(776,586)

Net cash outflow from deconsolidation	$(54,027)

7.	SIGNIFICANT RELATED PARTY TRANSACTIONS

a.	Significant intercompany transactions between consolidated entities were as follows:
For the year ended December 31, 2019

Entity	Counterparty	Transactions (Note A)
		Account	Amount		Terms (Note B)

			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$47,736,335		Net 60 days
UMC	UMC-USA	Accounts receivable	5,937,706		—
UMC	UMC GROUP JAPAN	Sales	3,933,964		Net 60 days
UMC	UMC GROUP JAPAN	Accounts receivable	608,622		—
UMC	USCXM	Sales	1,209,310 (Note C	)	Net 30 days
UMC	USCXM	Accounts receivable	31,334		—
UMC	USCXM	Loan receivable	1,201,200		—
USCXM	UMC-USA	Sales	745,226		Net 60 days
USCXM	UMC-USA	Accounts receivable	33,242		—
HJ	UMC-USA	Sales	152,012		Net 60 days
HJ	UMC-USA	Accounts receivable	21,138		—
HJ	UMC GROUP JAPAN	Sales	250,736		Net 60 days
HJ	UMC GROUP JAPAN	Accounts receivable	51,150		—

For the year ended December 31, 2020

Entity	Counterparty	Transactions (Note A)
		Account	Amount		Terms (Note B)

			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$49,357,981		Net 60 days
UMC	UMC-USA	Accounts receivable	5,388,172		—
UMC	UMC GROUP JAPAN	Sales	1,220,419		Net 60 days
UMC	USCXM	Sales	1,183,180 (Note C	)	Net 30 days
UMC	USCXM	Accounts receivable	24,831		—
USCXM	UMC-USA	Sales	970,358		Net 60 days
USCXM	UMC-USA	Accounts receivable	250,092		—
HJ	UMC-USA	Sales	137,860		Net 60 days
HJ	UMC-USA	Accounts receivable	33,069		—
HJ	UMC GROUP JAPAN	Sales	106,077		Net 60 days
USJC	UMC-USA	Sales	1,395,094		Net 60 days
USJC	UMC-USA	Accounts receivable	456,860		—

For the year ended December 31, 2021

Entity	Counterparty	Transactions (Note D)
		Account	Amount		Terms (Note B)

			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$48,440,369		Net 60 days
UMC	UMC-USA	Accounts receivable	6,286,428		—
UMC	USCXM	Sales	1,222,320 (Note C	)	Net 30 days
UMC	USCXM	Accounts receivable	29,012		—
UMC	UDS	Sales	178,331		Net 30 days
UMC	UDS	Accounts receivable	18,818		—
USJC	UMC-USA	Sales	2,917,993		Net 60 days
USJC	UMC-USA	Accounts receivable	428,363		—
USCXM	UMC-USA	Sales	1,444,736		Net 60 days
USCXM	UMC-USA	Accounts receivable	221,375		—
WAVETEK	UMC-USA	Sales	545,785		Net 60 days
WAVETEK	UMC-USA	Accounts receivable	126,580		—
WAVETEK	UMC	Sales	110,620		Month-end 30 days
HJ	UMC-USA	Sales	366,968		Net 60 days
HJ	UMC-USA	Accounts receivable	60,147		—

Note A:	The significant intercompany transactions listed above include downstream transactions.

Note B:	The sales price to the above related parties was determined through mutual agreement in reference to market conditions.

Note C:	UMC authorized technology licenses to its subsidiary, USCXM, in the amount of US$0.35 billion, which was recognized as deferred revenue to be realized over time.

Note D:	The significant intercompany transactions listed above include downstream and upstream transactions.

b.	Significant transactions between the Company and other related parties were as follows:

(i)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
HSUN CHIEH INVESTMENT CO., LTD.	Associate
HSUN CHIEH CAPITAL CORP.	Associate
TRIKNIGHT CAPITAL CORPORATION	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
PHOTRONICS DNP MASK CORPORATION	Other related parties
UNITEDVISION SEMICONDUCTOR CO., LTD.	Other related parties
UPI SEMICONDUCTOR CORP.	Other related parties
UNISTARS CORPORATION	Other related parties

(ii)	Operating revenues

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)

Associates	$1,532,339	$2,085,425	$2,778,544
Others	45,523	26,856	38,797

Total	$1,577,862	$2,112,281	$2,817,341

(iii)	Accounts receivable, net

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)

Associates	$172,808	$555,064
Others	6,110	11,274

Total	$178,918	$566,338

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end
30-60 days, while the collection periods for overseas sales were month-end or net 30-60 days.

(iv)	Refund liabilities (classified under other current liabilities)

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)

Associates	$1,186	$1,841
Others	36	27

Total	$1,222	$1,868

(v)	Significant asset transactions
Acquisition of financial assets at fair value through profit or loss, noncurrent

			For the year ended December 31, 2019
	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)

Associates	500	Stock of MATERIALS ANALYSIS TECHNOLOGY INC.	$32,923
Associates	1,900	Stock of GEAR RADIO LTD.	37,211

Total			$70,134

			For the year ended December 31, 2020
	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)

Associates	1,000	Stock of WELLYSUN INC.	$25,000

			For the year ended December 31, 2021
	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)

Associates	82	Stock of ARTERY TECHNOLOGY CORPORATION	$13,929

Acquisition of investments accounted for under the equity method

			For the year ended December 31, 2019
	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)

Associates	72,000	Stock	$720,000

For the years ended December 31, 2020 and 2021: None.
Acquisition of intangible assets

	Purchase price
	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Associates	$339,463	$335,425	$181,254

(vi) Others

Mask expenditure
	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Others	$2,346,263	$1,811,827	$1,861,438

Other payables of mask expenditure

	As of December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)

Others	$683,892	$532,810	$560,042

c.	Key management personnel compensation

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Short-term employee benefits	$271,135	$435,251	$562,117
Post-employment benefits	2,406	2,458	2,322
Termination benefits	3,415	283	—
Share-based payment	62,203	365,666	1,035,401
Others	578	571	578

Total	$339,737	$804,229	$1,600,418

8.	ASSETS PLEDGED AS COLLATERAL
The following table lists assets of the Company pledged as collateral:

	As of December 31,
	2020	2021	Party to which asset(s) was pledged	Purpose of pledge
	NT$	NT$
	(In Thousands)	(In Thousands)

Refundable Deposits (Time deposit)	$811,072	$811,660	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	234,286	234,304	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	18,215	20,619	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	41,785	26,600	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee

	As of December 31,
	2020	2021	Party to which asset(s) was pledged	Purpose of pledge
	NT$	NT$
	(In Thousands)	(In Thousands)
Refundable Deposits (Time deposit)	1,000,000	1,151,200	Bank of China and Agricultural Bank of China	Bank performance guarantee
Refundable Deposits (Bank deposit)	—	6,711	Shanghai Commercial Bank	Collateral for letter of credit
Buildings	5,310,769	5,014,814	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	21,370,450	25,189,533	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI B ank, First Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Transportation equipment	3,174	1,802	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Furniture and fixtures	281,663	161,604	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	289,552	280,697	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans

Total	$29,360,966	$32,899,544

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of December 31, 2021, amounts available under unused letters of credit for importing machinery and equipment were NT$0.3 billion.

(2)	As of December 31, 2021, the Company entrusted financial institutions to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounting to NT$1.6 billion.

(3)
The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$2.8 billion. As of December 31, 2021, the portion of royalties and development fees not yet recognized was NT$0.9 billion.

(4)
The Company entered into several construction contracts for the expansion of its operations. As of December 31, 2021, these construction contracts amounted to approximately NT$19.6 billion and the portion of the contracts not yet recognized was approximately NT$14.4 billion.

(5)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)
The Board of Directors of UMC resolved in October 2014 to participate in a
3-way
agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. The Company obtained R.O.C. government authority’s approval for the investment and invested RMB¥8.3 billion in USCXM in instalments from January 2015 to September 2018, according to the agreement that the Company obtained the ability to exercise control. Furthermore, based on the agreement, UMC recognized a financial liability in other financial liabilities, current and other noncurrent liabilities, respectively for the purchase from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB¥4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors. Accordingly, the Company recognizes non-controlling
interests as required by IFRS 10 during the reporting period. At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling
interests. Any difference between the financial liability and the non-controlling
interests balance is recognized in equity.

(7)
On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (“MICRON”). On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. UMC appealed against the sentence. On November 26, 2021, UMC and MICRON announced a settlement agreement between the two companies for all legal proceedings worldwide (the “Settlement Agreement”). Accordingly, MICRON submitted a motion to withdraw the case. On January 27, 2022, the Intellectual Property and Commercial Court announced its ruling of this case and UMC was sentenced to a fine of NT$20 million, subject to a two-year term of probation.

On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. In accordance with the Settlement Agreement, the court issued a dismissal of the case with prejudice in January 2022.
On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial. In accordance with the Settlement Agreement, UMC submitted a motion to withdraw the case, and the motion is currently pending.
The amounts of aforementioned fine from ruling of the Intellectual Property and Commercial Court and the worldwide settlement between UMC and MICRON were recorded in non-operating other losses and have no material financial and operational effect on UMC’s business for the years presented.

(8)
On March 14, 2019, a putative class action complaint was filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and/or directors, alleging violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 thereunder, arising out of an alleged scheme to misappropriate trade secrets. On May 3, 2021, the court approved the settlement reached between the plaintiffs and the defendants and UMC paid a settlement amount of US$3 million to be allocated to the class plaintiffs and reimbursement of legal fees of class plaintiffs. The settlement has been recorded in non-operating other losses and has no material financial and operational effect on UMC’s business.

10.	SIGNIFICANT SUBSEQUENT EVENTS

(1)	On January 27, 2022, Intellectual Property and Commercial Court issued a ruling for a suit alleging UMC misappropriated trade secrets. Please refer to Note 9(7) for further information.

(2)
On April 27, 2022, the Board of Directors of UMC approved an investment to increase capital of RMB¥4.12 billion or equivalent US dollars (approximately US$0.66 billion) in its Cayman Islands subsidiary, UNITED MICROCHIP CORPORATION, for its Samoa subsidiary, GREEN EARTH LIMITED, to purchase the shares of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (hereinafter referred to as USCXM) from XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.; in addition, the Company’s subsidiary, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD., plans to purchase shares of USCXM with RMB¥0.74 billion or equivalent US dollars (approximately US$0.12 billion) from FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP. As a result, the total investment amount is RMB¥4.86 billion. The transaction will be completed in three years consecutively from 2022 at the ratio of 60%, 20% and 20%, respectively. Please refer to Note 9(6) for more details.

11.	FINANCIAL RISK AND FAIR VALUE DISCLOSURES

(1)	Categories of financial instruments

	As of December 31,
Financial Assets	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial assets at fair value through profit or loss	$16,042,721	$20,446,295
Financial assets at fair value through other comprehensive income	10,526,144	19,835,665
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	94,042,271	132,616,447
Receivables	28,942,147	36,047,680
Refundable deposits	2,310,961	2,358,549
Other financial assets	14,386,131	28,863,470

Total	$166,250,375	$240,168,106

	As of December 31,
Financial Liabilities	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial liabilities at fair value through profit or loss	$2,326	$2,380,599
Financial liabilities measured at amortized cost
Short-term loans	11,057,132	1,924,124
Payables	31,188,794	37,657,300
Guarantee deposits (current portion included)	235,992	14,369,769
Bonds payable (current portion included)	18,690,384	40,536,658
Long-term loans (current portion included)	33,066,106	36,624,907
Lease liabilities	5,576,864	5,068,754
Other financial liabilities	20,746,624	20,966,209

Total	$120,564,222	$159,528,320

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

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2019, 2020 and 2021 decreases/increases by NT$1,009 million, NT$1,336 million and NT$1,104 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2019, 2020 and 2021 increases/decreases by NT$2,200 million, NT$1,625 million and NT$375 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2019, 2020 and 2021 decreases/increases by NT$430 million, NT$473 million and NT$434 million, respectively.
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
At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2019, 2020 and 2021 to decrease/increase by NT$46 million, NT$44 million and NT$39 million, respectively.
Equity price risk
The Company’s listed and unlisted equity securities and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, while exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component.
The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the years ended December 31, 2019, 2020 and 2021 by NT$252 million, NT$263 million and NT$393 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the years ended December 31, 2019, 2020 and 2021 by NT$671 million, NT$453 million and NT$867 million, respectively.

Please refer to Note 11(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

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
As of December 31, 2020 and 2021, accounts receivable from the top ten customers represent 62% and 60% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management
The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.
The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2020
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$11,240,785	$—	$—	$—	$11,240,785
Payables	31,008,010	—	—	—	31,008,010
Guarantee deposits	793	163,618	—	71,581	235,992
Bonds payable	2,374,587	8,484,393	8,563,021	—	19,422,001
Long-term loans	25,885,932	5,889,382	2,424,965	—	34,200,279
Lease liabilities	695,790	1,280,476	1,102,021	3,354,217	6,432,504
Other financial liabilities	—	17,120,418	4,280,333	—	21,400,751

Total	$71,205,897	$32,938,287	$16,370,340	$3,425,798	$123,940,322

Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$393,442	$—	$—	$—	$393,442
Outflow	(395,768)	—	—	—	(395,768)

Net	$(2,326)	$—	$—	$—	$(2,326)

	As of December 31, 2021
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$1,939,109	$—	$—	$—	$1,939,109
Payables	37,455,640	—	—	—	37,455,640
Guarantee deposits	108,740	3,432,749	—	10,828,280	14,369,769
Bonds payable (Note)	8,612,255	8,869,431	10,656,506	4,178,008	32,316,200
Long-term loans	21,084,795	2,543,611	11,021,076	5,976,645	40,626,127
Lease liabilities	688,613	1,198,528	1,050,786	2,841,010	5,778,937
Other financial liabilities	12,738,246	8,492,466	—	—	21,230,712

Total	$82,627,398	$24,536,785	$22,728,368	$23,823,943	$153,716,494

Note: UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into Novatek common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income was NT$8,482 million as of December 31, 2021. All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.

(6)	Foreign currency risk management
UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:
As of December
 31, 2020

Type	Notional Amount	Contract Period

Forward exchange contracts	Sell USD 82 million	December 11, 2020-February 5, 2021
As of December
 31, 2021
None.

(7)	Fair value measurement
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

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$1,049,334	$2,384	$164,916	$1,216,634
Financial assets at fair value through profit or loss, noncurrent	5,546,320	393,856	8,885,911	14,826,087
Financial assets at fair value through other comprehensive income, noncurrent	9,058,372	—	1,467,772	10,526,144
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	2,326	—	2,326

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)

Financial assets:
Financial assets at fair value through profit or loss, current	$761,320	$—	$183,701	$945,021
Financial assets at fair value through profit or loss, noncurrent	9,323,064	497,751	9,680,459	19,501,274
Financial assets at fair value through other comprehensive income, current	8,482,334	—	—	8,482,334
Financial assets at fair value through other comprehensive income, noncurrent	8,849,869	—	2,503,462	11,353,331
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	—	2,380,599	2,380,599

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
During the years ended December 31, 2020 and 2021, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2020	$2,880,688	$3,279,294	$2,011,025	$104,708	$8,275,715	$1,130,430	$175,494	$1,305,924
Recognized in profit (loss)	589,664	180,523	19,611	39,648	829,446	—	—	—
Recognized in other comprehensive income (loss)	—	—	—	—	—	167,197	(5,349)	161,848
Acquisition	547,932	294,251	340,323	303,456	1,485,962	—	—	—
Disposal	(308,041)	(374,112)	—	(227,223)	(909,376)	—	—	—
Return of capital	(1,903)	—	—	—	(1,903)	—	—	—
Transfer out of Level 3	(428,188)	—	—	—	(428,188)	—	—	—
Exchange effect	(38,674)	(100,953)	(56,943)	(4,259)	(200,829)	—	—	—

As of December 31, 2020	$3,241,478	$3,279,003	$2,314,016	$216,330	$9,050,827	$1,297,627	$170,145	$1,467,772

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
As of January 1, 2021	$3,241,478	$3,279,003	$2,314,016	$216,330	$9,050,827	$1,297,627	$170,145	$1,467,772
Recognized in profit (loss)	278,951	(818,848)	1,061,793	(6,895)	515,001	—	—	—
Recognized in other comprehensive income (loss)	—	—	—	—	—	1,053,976	(18,286)	1,035,690
Acquisition	695,146	829,751	201,649	111,094	1,837,640	—	—	—
Disposal	(447,915)	(660,904)	—	(83,814)	(1,192,633)	—	—	—
Return of capital	(252)	—	(69,084)	—	(69,336)	—	—	—
Transfer out of Level 3	(161,564)	—	—	—	(161,564)	—	—	—
Exchange effect	(21,518)	(48,756)	(43,722)	(1,779)	(115,775)	—	—	—

As of December 31, 2021	$3,584,326	$2,580,246	$3,464,652	$234,936	$9,864,160	$2,351,603	$151,859	$2,503,462

Financial liabilities at fair value through profit or loss
Derivatives
NT$ (In Thousands)

As of January 1, 2021	$—
Recognized in profit (loss)	360,494
Issuance	2,020,105

As of December 31, 2021	$2,380,599

The total profit (loss) of NT$(113) million, NT$721 million and NT$330 million for the years ended December 31, 2019, 2020 and 2021, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.
The total loss of nil, nil and NT$360 million for the years ended December 31, 2019, 2020 and 2021, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.
Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of December 31, 2020

Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%- 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A

change

of

5
%

in

the
discount

for

lack

of
marketability of the aforementioned fair
values

of

unlisted

stocks
could decrease/increase the Company’s profit (loss) for the year ended December 31, 2020 by NT$
283
 million and NT$
231
million, respectively, and decrease/increase the Company’s other comprehensive income
(loss)

for

the

year

ended December 31, 2020 by NT$

million.

As of December 31, 2021

Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%-50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A

change

of

5%

in

the
discount for lack of marketability of the aforementioned fair values of

unlisted

stocks
could decrease/increase the Company’s profit (loss) for the year ended December 31, 2021 by NT$281 million and NT$242 million, respectively, and decrease/increase the Company’s other comprehensive income (loss)

for

the

year

					ended December 31, 2021 by NT$186 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	45.84%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the year ended December 31, 2021 by NT$283 million and NT$278 million, respectively.

b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:
The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount due to their maturities within one year.

As of December 31, 2020
Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)

Bonds payables (current portion included)	$18,861,597	$18,861,597	$—	$—	$18,690,384
Long-term loans (current portion included)	33,066,106	—	33,066,106	—	33,066,106

As of December 31, 2021
Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)

Bonds payables (current portion included)	$41,947,014	$31,442,469	$10,504,545	$—	$40,536,658
Long-term loans (current portion included)	36,624,907	—	36,624,907	—	36,624,907

12.	OPERATING SEGMENT INFORMATION

(1)
The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

(2)	Geographic non-current assets information

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Taiwan	$64,563,752	$81,505,018
Singapore	11,621,141	10,610,974
China (includes Hong Kong)	59,643,273	48,667,135
Japan	11,591,851	10,010,255
USA	46,484	24,116
Europe	21,257	18,210
Others	1,126	2,489

Total	$147,488,884	$150,838,197

Non-current
assets include property, plant and equipment,
right-of-use
assets, intangible assets, prepayment for equipment and other noncurrent assets.

(3)	Major customers
Individual customers accounting for at least 10% of operating revenues for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the years ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)

Customer A from wafer fabrication segment	$17,576,293	$20,380,814	$21,935,208

13.	CAPITAL MANAGEMENT
The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.
To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.
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
non-controlling
interests) plus net debt.
The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021
	NT$	NT$
	(In Thousands)	(In Thousands)
Total liabilities	$143,314,539	$186,580,294
Less: Cash and cash equivalents	(94,048,036)	(132,622,131)

Net debt	49,266,503	53,958,163
Total equity	223,139,562	264,375,047

Total capital	$272,406,065	$318,333,210

Debt to capital ratios	18.09%	16.95%