Form 20-F
period 2022-12-31
UNITED MICROELECTRONICS CORP
filed 2023-04-27
CIK 1033767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
2nd Road, Hsinchu Science Park,
Hsinchu, Taiwan, Republic of China
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
12,504,748,984 Common Shares of Registrant issued and outstanding as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐     No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No    ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

FISCAL YEAR ENDED DECEMBER 31, 2022

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

GLOSSARY

AMS	Analog/mixed-signal.

ASIC	Application Specific Integrated Circuit. A custom-designed integrated circuit that performs specific functions which would otherwise require a number of off-the-shelf integrated circuits to perform.

BCD	Bipolar-Complementary Metal Oxide Semiconductor (“CMOS”)-Double Diffused Metal Oxide Semiconductor (“DMOS”). An integrated circuit and one of the most important components for power management integration circuits.

BSI-CSI	Back-Side Illuminated CMOS Image Sensor, which is recently used for mobile product image sensor with better performance and thinner chip.

Cell	Semiconductor structure in an electrical state, which can store a bit of information, mainly used as the building block of memory array.

Die	A piece of a semiconductor wafer containing the circuitry of an unpackaged single chip.

DRAM	Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity hundreds of times per second or else it will fade away.

eFlash	Embedded Flash Nonvolatile Memory. Used for most SoC (“System-on-Chip”) applications and has faster speed and enhanced security.

eHV	Embedded High Voltage Device. Used for Liquid Crystal Display (“LCD”) driver circuit to drive LCD devices.

FinFET	Fin Field-Effect Transistor.

FPGA	Field Programmable Gate Array. A programmable integrated circuit.

Integrated Circuit	Entire electronic circuit built on a single piece of solid substrate and enclosed in a small package. The package is equipped with leads needed to electrically integrate the integrated circuit with a larger electronic system. Monolithic and hybrid integrated circuits are distinguished by the type of substrate used.

Interconnect	The conductive path made from copper or aluminum that is required to achieve connection from one circuit element to the other circuit elements within a circuit.

Mask or Photomask	A piece of glass on which an integrated circuit circuitry design is laid out.

MCU	Microcontroller unit, a small computer on a single integrated circuit, containing one or more central processing units along with memory and programmable input/output peripherals.

Memory	A group of integrated circuits that a computer uses to store data and programs, such as ROM, RAM, DRAM and SRAM.

Micron	A unit of spatial measurement that is one-millionth of a meter.

MRAM	Magnetic Random Access Memory.

Nanometer	A unit of spatial measurement that is one-billionth of a meter.

RAM	Random Access Memory. A type of volatile memory forming the main memory of a computer where applications and files are run.

RRAM	Resistive Random Access Memory.

RF-SOI	Radio Frequency Silicon on Insulator.

ROM	Read-Only Memory. Memory that is programmed by the manufacturer and cannot be changed. Typically, ROM is used to provide start-up data when a computer is first turned on.

Scanner	A photolithography tool used in the production of semiconductor devices. This camera-like step-and-scan tool projects the image of a circuit from a master image onto a photosensitized silicon wafer.

SoC	System-on-Chip. A chip that incorporates functions currently performed by several chips on a cost effective basis.

SOI	Silicon-On-Insulator. Silicon wafer consisting of a thin layer of oxide, on top of which semiconductor devices are built.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Transistor	Tri-terminal semiconductor device in which input signal (voltage or current depending on the type of transistor) controls output current. An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products which lose their data content when the power supply is switched off.

8-inch wafer equivalents	Standard unit describing the equivalent amount of 8-inch wafers produced after conversion, used to quantify levels of wafer production for purposes of comparison. Figures of 8-inch wafer equivalents are derived by converting the number of wafers of all dimensions (e.g., 6-inch, 8-inch and 12-inch) into their equivalent figures for 8-inch wafers. 100 6-inch wafers are equivalent to 56.25 8-inch wafers. 100 12-inch wafers are equivalent to 225 8-inch wafers.

PART I.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.	[RESERVED]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In recent times, several major systemic economic and financial crises negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our goods and services. In addition, these crises may cause a number of indirect effects such as undermining the ability of our customers to remain competitive when faced with the financial and economic challenges created by adverse political and macro-economic conditions and companies struggling to survive in the wake of these crises. For example, we are currently experiencing an economic downturn in the semiconductor industry that has resulted and is likely to result in reduced demand for consumer electronics and other products incorporating semiconductors. In addition, even when these crises have abated, there could be in the future lingering effects from these types of crises on our business, including significant reduction in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products; customer insolvencies and bankruptcies; and counterparty failures negatively impacting our treasury operations. Any future systemic political, economic or financial crises could cause revenues for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial condition of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could increase our operating expenses and therefore reduce our operating income and net income. Any disruption in global trade conditions such as the increase in tariffs or the escalation of regional trade tension will indirectly impact global business environment which may adversely impact our business, results of operations and financial condition.

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

Our revenues, expenses and results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations have at times in the past been negatively affected by, and are expected to continue to be subject to the risk of the following factors:

•	the seasonality and cyclical nature of both the semiconductor industry and the markets served by our customers;

•	our customers’ adjustments in their inventory;

•	the loss of a key customer or the postponement of orders from a key customer;

•	the rescheduling and cancellation of large orders;

•	our ability to obtain equipment, raw materials, electricity, water and other required utilities on a timely and economic basis;

•	pandemic and outbreaks of other contagious diseases;

•	regulatory development and changes affecting our business operations globally;

•	global and regional geopolitical conditions, including arms conflicts and wars;

•	environmental events, such as fires and earthquakes, or industrial accidents; and

•	technological changes.

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

The outbreak of infectious disease may materially and adversely affect our business and operations as well as our financial condition and results of operations

Any outbreak of contagious diseases, including but not limited to Zika virus, Ebola virus, avian or swine influenza or severe acute respiratory syndrome, may disrupt our ability to adequately staff our business and may generally disrupt our operations. An occurrence of a major pandemic, such as the recent COVID-19 pandemic, can materially and adversely affect our operations and the semiconductor markets in which we conduct our business. We have significant operations in China, Taiwan and the Asia Pacific region, including supply chain and manufacturing facilities and sales and marketing channels. If potential outbreak occurs in these areas, we may experience a decline of sales activities and customer orders; reduction of operation and workforce at our fabs; difficulties in international travels and communications; regulatory restrictions; reduction of research and development activities; and other risks resulting from the outbreak. Any of these factors may adversely affect our business, financial conditions and results of operations. However, we cannot predict the impact of future infectious disease on the semiconductor industry in the future, and any increase in such demand may not be sustainable and we may experience a decline in our sales activities and customer orders.

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

We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for 53.7%, 54.5% and 52.4% of our operating revenues in 2020, 2021 and 2022, respectively. Our largest customer from our wafer fabrication segment accounted for 11.5%, 10.3% and 8.6% of our operating revenues in 2020, 2021 and 2022, respectively. We expect that we will continue to depend upon a relatively limited number of customers for a significant portion of our operating revenues. We cannot assure you that our operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to any of these customers could significantly reduce our operating revenues.

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

We depend on our suppliers for raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. Although we source our raw materials from several suppliers, a small number of these suppliers account for a substantial amount of our supply of raw materials because of the consistent quality of their products. For example, in 2020, 2021 and 2022, we purchased a majority of our silicon wafers from five makers, Shin-Etsu Handotai Corporation, or Shin-Etsu, GlobalWafers, Siltronic and Sumco Group (including Sumco Corporation and Formosa Sumco Technology Corporation) and Soitec. From time to time, our suppliers have extended lead time or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.

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

As climate change continues to be severe, the international community not only pays attention to the energy transition, but also successively establishes mechanisms for monetizing the impact of carbon emissions on society and the environment, such as carbon pricing mechanism, carbon border adjustment mechanism, etc. For example, we have an advanced 12-inch wafer fab in Singapore. The Singapore government introduced a carbon tax from 2019 onwards, making it the first country in Southeast Asia to promote this measure. In Taiwan, “Climate Change Response Act” was promulgated in February 2023 to accelerate the goal of achieving net-zero carbon emissions by 2050 with additional stringent requirements such as carbon tariffs on imports of carbon-intensive products and a carbon-fee charging to urge enterprises for GHG reduction.

In addition, government’s energy management measures may cause power shortage and affect our business operation. For example, China government requested enterprises to reduce electricity consumption in 2022. Although UMC’s plants in China have not been directly affected, there is no guarantee that such reduction in consumption will not occur in the future.

We have developed climate change risk assessment tool and related departments participated in the identification work. Adaptation and mitigation measures are developed in response to the identified climate change risk. Furthermore, we also disclosed risk and opportunity of climate change according to the framework of TCFD (Task Forced on Climate-related Financial Disclosures) in UMC Sustainability Report and our official website. Since 2021, UMC meets the TCFD performance assessment at management level of “Pioneer” which verified by SGS Taiwan Ltd. annually, endorsing that our climate change risk assessment system and associated financial disclosure data are highly credible and transparent.

Disruptions in the international trading environment may seriously decrease our international sales.

A substantial portion of our operating revenues is derived from sales to customers located in countries other than the countries where our fabs are located. We operated fabs in Taiwan, Singapore, China and Japan. For the years ended December 31, 2020, 2021 and 2022, we generated approximately 27.0%, 27.4% and 31.7% of our operating revenues, respectively, from countries other than those where our fabs are located. We expect sales to customers from countries outside of Taiwan, Singapore, China and Japan will continue to represent a significant portion of our operating revenues. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tariff, tax laws, import duties, intellectual property rights, export control and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

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

In addition, the Organization for Economic Cooperation and Development (“OECD”) create the Base Erosion and Profit Shifting (BEPS) Actions, which contemplates changes to numerous international tax principles. These changes may increase our income tax rate in future, which may adversely affect our net income.

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

Geopolitical developments could further impact Company’s operations affecting our business

Rising political or economic tensions between US and China have led to restrictions on the shipment and distribution of certain goods, including tools and equipment used in the semiconductor industry, which have triggered a trade war. Additional measures from governments may lead to tariff increases, embargoes, policy interventions, and government subsidies. U.S.-China tension has also affected cross-strait relations, and the rise in escalations have increased the uncertainty of future business environment affecting Company’s operations and investments including revenue, delivery time, goodwill, and investment plans. For example, a sharp increase in US or European tariffs may favor local/domestic manufacturers while hurting exports which may drive up costs of the Company’s products which is manufactured in Asia. This would reduce demand from our customers towards UMC impacting our business and operations; the United States Export Control Act regulates exports to certain countries if the content originating from the U.S. exceeds a certain ratio of the product, this will affect UMC’s direct or indirect supply to specific customers; restrictions on the export of high-tech materials or equipment may affect UMC’s production and capacity expansion plans, which may disrupt shipments and damage the Company’s goodwill, while investment restrictions and regulatory changes may potentially affect the Company’s strategic planning, operational and financial performance. In addition, political tensions in the Taiwan Strait, including any threat of potential military confrontation between China and Taiwan, as well as U.S. involvement of any such military operations, may discourage customers to place orders with us. We cannot predict the geopolitical development in the future and if the geopolitical landscape further deteriorates, potential supplies such as materials could be disrupted and ceased, which will negatively affect our financial performance.

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

Conflicts between Ukraine and Russia could lead to sourcing risks of indirect materials which could affect Company’s business and profitability

The ongoing war between Ukraine and Russia has resulted in the imposition of trade barriers, such as sanctions and import and export controls, which could increase our manufacturing costs, limit our access to certain supplies, make our pricing less competitive, increase the cost of energy and power, and limit our ability to offer our products and services in some markets or source key materials and key production equipment, which may have adverse direct or indirect effects on our sales.

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

Non-R.O.C. persons wishing to withdraw common shares represented by their ADSs from our ADS program and hold our common shares represented by those ADSs are required to, among other things, appoint a local agent or representative with qualifications set forth by the applicable R.O.C. laws and regulations to open a securities trading account with a local brokerage firm, pay R.O.C. taxes, remit funds and exercise shareholders’ rights. In addition, the withdrawing holders are also required to appoint a custodian bank or a securities firm with qualifications set forth by the R.O.C. FSC to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information, in which the securities firm is appointed as the custodian, the payments shall be held in safekeeping in a special account opened in a bank approved by the R.O.C. FSC. Without making this appointment and opening of the accounts, the withdrawing holders would not be able to subsequently sell our common shares withdrawn from a depositary receipt facility on the Taiwan Stock Exchange. Under R.O.C. law and regulations, except under limited circumstances, PRC persons are not permitted to withdraw the common shares underlying the ADSs or to register as shareholders of our company. Under the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors promulgated by the R.O.C. Executive Yuan on April 30, 2009, as amended, only qualified domestic institutional investors, or QDIIs and limited entities or individuals, are permitted to withdraw the common shares underlying the ADSs, subject to compliance with the withdrawal relevant requirements, and only QDIIs, and limited entities or individuals who meet the qualification requirements set forth therein are permitted to own common shares of an R.O.C. company listed for trading on the Taiwan Stock Exchange or the Taipei Exchange, provided that among other restrictions generally applicable to investments made by PRC persons, their shareholdings are subject to certain restrictions as set forth in the abovementioned regulations and that such mainland area investors shall apply for a separate approval if their investment, individually or in aggregate, amounts to or exceeds 10 percent of the common shares of any R.O.C. listed company.

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

We do not believe that we were a passive foreign investment company, or PFIC, for 2022 and we do not expect to become one in the future, although there can be no assurance in this regard. Characterization as a PFIC could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.

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

Our common shares are listed on the Taiwan Stock Exchange and our ADSs are listed on New York Stock Exchange. The trading price of our ADSs may be affected by the trading price of our common shares on the Taiwan Stock Exchange and the economic performance of Taiwan. The Taiwan Stock Exchange is smaller and, as a market, more volatile than the securities markets in the United States and some European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. The Taiwan Stock Exchange is particularly volatile during times of political instability, such as when the relationship between Taiwan and the PRC becomes tense. Moreover, the Taiwan Stock Exchange has experienced disturbance caused by market manipulation, insider trading and payment defaults, and the government of Taiwan has from time to time intervened in the stock market by purchasing stocks listed on the Taiwan Stock Exchange. The recurrence of these or similar events could deteriorate the price and liquidity of our common shares and ADSs.

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

Our legal and commercial name is United Microelectronics Corporation, commonly known as “UMC”. We were incorporated under the R.O.C. Company Law as a company limited by shares in May 1980 and our common shares are listed on the Taiwan Stock Exchange since 1985. Our principal executive office is located at No. 3 Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C, and our telephone number is 886-3-578-2258. Our Internet website address is www.umc.com. The information on our website does not form part of this Annual Report. Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. In 2022, we were ranked among the top 5% of companies for the eighth consecutive year in the Corporate Governance Evaluation conducted by the Taiwan Stock Exchange and Taipei Exchange. The assessment was conducted across over 1,600 public companies in Taiwan.

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication devices, consumer electronics, computer, and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. The following table presented the percentages of our wafer sales by application for the years ended December 31, 2020, 2021 and 2022.

	Years Ended December 31,
Application	2020	2021	2022
	%	%	%
Communication	52.1	46.2	45.2
Consumer	24.3	26.6	26.2
Computer	13.9	16.7	14.6
Others	9.7	10.5	14.0

Total	100.0	100.0	100.0

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

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel Mobile, plus leading fabless design companies, such as MediaTek, Realtek, Qualcomm and Novatek. In 2022, our company’s top ten customers accounted for 52.4% of our operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

In 2014, we and Fujitsu Semiconductor Limited, or Fujitsu, announced a joint venture agreement where we invested ¥5 billion as an initial investment and received approximately 9.3% of the issued and outstanding share capital to become a minority shareholder of a newly formed subsidiary of Fujitsu named Mie Fujitsu Semiconductor Limited, or MIFS, which will operate a 300mm wafer manufacturing facility located in Kuwana, Mie, Japan. In 2015, we increased our ownership interest in MIFS to approximately 15.9% by making an additional capital investment of NT$1.36 billion. Through this relationship with us, MIFS was able to expand its business globally as a pure-play foundry company by strengthening its production and development capacity in a cost competitive manner. On June 29, 2018, our board approved the acquisition of the remaining 84.1% in MIFS from Fujitsu and the transaction was completed on October 1, 2019 at a consideration of JPY¥54.4 billion. Upon completion of the transaction, MIFS became one of our wholly-owned subsidiaries and was renamed “United Semiconductor Japan Corporation”, or USJC. We believe the acquisition of USJC aligns with our growth strategy which prioritizes on differentiating process technologies to fulfill the growing market demand across logic and specialty markets, and the acquisition provided us with an enhanced capability to gain market share in key geographical areas, including Japan. The 300mm fab based in Japan provides a capacity of approximately 36,500 per month, specializing in the manufacturing of 90nm, 65nm, 55nm and 40nm products.

In 2014, we established United Semiconductor (Xiamen) Co., Ltd., or USCXM, based in Xiamen, Fujian Province, China that focuses on 12-inch wafer foundry services. USCXM manufactures 12-inch wafers and offer 28 nanometer, 40 nanometer and 55 nanometer process technologies. We obtained the initial investment approval from the R.O.C. government on December 31, 2014 with US$300 million invested by HJ (Hejian Technology Suzhou) and US$450 million by UMC. The initial groundbreaking event of USCXM took place in March 2015 and the grand opening ceremony took place in November 2016. In November 2017, we obtained approval from the R.O.C. government for a US$600 million capital investment in USCXM which was completed in September 2018. USCXM successfully commenced commercial mass production by the end of 2016 and has carried out production on both 40nm and 28nm technology nodes in 2017. In February 2020, our subsidiary HeJian Technology’s board of directors approved an investment of US$500 million in USCXM over the next few years. In addition, we intend to purchase additional equity interest of USCXCM from certain existing shareholders as approved by our board in April 2022. We obtained approval from the R.O.C. government on October 26, 2022 for a US$120 million capital investment by HJ and a US$664 million capital investment by UMC, respectively.

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

On February 24, 2022, we announced that our board has approved a plan to build a new advanced manufacturing facility next to its existing 300mm fab in Singapore. This greenfield fab is expected to provide a monthly capacity of 30,000 wafers. The new fab will be one of the most advanced semiconductor foundries in Singapore utilizing our proprietary 22/28nm processes. We expect the new fab will play an important role in satisfying growing demand in these markets and help alleviate the structural shortage of foundry capacity, especially on 22/28nm processes.

On April 26, 2022, DENSO Corporation, or DENSO, a leading mobility supplier, and USJC announced that the companies have agreed to collaborate on the production of power semiconductors at USJC’s 300mm fab in order to serve the growing demand in the automotive market. An insulated gate bipolar transistor (IGBT) line will be installed at USJC’s wafer fab, which will be the first such facility in Japan to produce IGBTs on 300mm wafers. DENSO will contribute its system-oriented IGBT device and process technologies while USJC will provide its 300mm wafer manufacturing capabilities to bring the 300mm IGBT process into mass production.

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

Operate as a Customer-Driven Foundry. We plan to operate as a customer-driven foundry. The increasing complexity of 40 nanometer, 28 nanometer, and more advanced technologies has impacted the entire semiconductor industry, as ICs can now be designed with greater gate density and higher performance while incorporating the functions of an entire system on a single chip. These designs have created a new market of 5G communications, AIoT, automotive as well as the increase of silicon content per device. We collaborate closely with our customers as well as partners throughout the entire supply chain, including equipment, electronic design automation tool and IP vendors to work synergistically toward each customer’s SoC solution. We also possess experience and know-how in system design and architecture to integrate customer designs with advanced process technologies and IP. We believe the result is a higher rate of first-pass silicon success for our SoC solutions. Our customer-driven foundry solutions begin with a common logic-based platform, where designers can choose the process technologies and transistor options that best fit their specific application. From there, technologies such as radio frequency complementary metal-oxide-semiconductor, or RF CMOS, and embedded Flash memories can be used to further fine-tune the process for customers’ individual needs. Furthermore, as IP has become critical resources for SoCs, our portfolio includes basic design building blocks as well as more complex IP of optimized portability and cost, developed both internally and by third-party partners. With advanced technology, a broad IP portfolio, system knowledge and advanced 300-millimeter manufacturing, we offer comprehensive solutions that help customers deliver successful results in a timely fashion.

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

Continue to Focus on High Growth Applications and Customers and Actively Explore New Market Opportunities. We believe one measure of a successful foundry company is the quality of its customers. We focus our sales and marketing on customers who are established or emerging leaders in industries with high growth potential. Our customers include industry leaders such as MediaTek, Realtek, Novatek and Texas Instruments. We seek to maintain and expand our relationships with these companies. We strive to demonstrate to these customers the superiority and flexibility of our manufacturing, technology and service capabilities and to provide them with production and design assistance. We are also making efforts to further diversify our customer portfolio in order to maintain a balanced exposure to different applications and different customers. We believe these efforts strengthen our relationships with our customers and enhance our reputation in the semiconductor industry as a leading foundry service provider.

In addition to customer diversification, we have also been actively exploring new market opportunities in consumer electronics such as Internet of Things.

Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies. We believe that maintaining and enhancing our leadership in mass-producible semiconductor manufacturing technology is critical to attract and retain customers. Our reputation for technological excellence has attracted both established and emerging leaders in semiconductor industries who work closely with us on technology development. In addition, we believe our superior processing expertise has enabled us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue enhancing capital expenditures in research and development and building internal research and development expertise, to focus on logic and specialty process development to accelerate access to next-generation and specialized technologies. In addition to research and development, in April 2021, we announced an expansion of 300mm Fab 12A Phase 6 (P6) in Taiwan’s Tainan Science Park through a collaboration model where the program is supported by customers’ multi-year product alignment. As part of the agreement, these customers will provide us with a loading protection mechanism to ensure that P6 fab utilization rates will be maintained at healthy levels. Furthermore, on February 24, 2022 our board of directors approved a plan to build a new advanced manufacturing facility next to our existing 300mm fab (Fab12i) in Singapore. The first phase of this greenfield fab is expected to have a monthly capacity of 30,000 wafers with production expected to commence in first half of 2025. The new fab (Fab12i P3) will utilize 28nm and 22nm process technologies.

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

Moreover, we expect to strengthen our leading position and increase our market share by collaborating with DENSO. In 2022, we agreed to jointly work on the production of power semiconductors at USJC’s 300mm fab in order to serve the growing demand in the automotive market. This cooperation will leverage our robust portfolio of advanced specialty technologies and IATF 16949 certified fabs in diversified locations, where we are well placed to serve demand across auto applications, including advanced driver assistance systems, infotainment, connectivity, and powertrain.

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

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2022.

	Wavetek	Fab 8A	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 8N	Fab 12A	Fab 12i	Fab 12X	Fab 12M
Commencement of volume production	1989	1995	1998	2000	1998	2000	2000	2003	2002	2004	2016	2005
Estimated full capacity (1)(2)	28,233	64,000	38,400	34,325	39,225	46,050	37,100	81,700	100,372	54,807	26,500	36,500
	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month
Wafer size	6-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	12-inch	12-inch	12-inch	12-inch
	(150mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(300mm)	(300mm)	(300mm)	(300mm)

(1)	Measured in stated wafer size.
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

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 8A, No. 3, 5, Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300094, R.O.C.	43,130 / 83,699	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8C & Fab 8D, No. 6, 8, Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300094, R.O.C.	33,784/100,609	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8E, No. 17, Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 300094, R.O.C.	35,779 / 76,315	8-inch wafer production	Leased (expires in February 2036)	Owned

Fab 8F, No. 3, Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 300096, R.O.C.	23,774 / 65,736	8-inch wafer production	Leased (expires in February 2038)	Owned

Fab 8S, No. 16, Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 300093, R.O.C.	20,365 / 65,614	8-inch wafer production	Leased (expires in December 2023)	Owned

Fab 8N, No. 333, Xinghua St., Suzhou Industrial Park, Suzhou, Jiangsu Province 215025, P.R.C.	215,621 /100,908	8-inch wafer production	Leased (expires in December 2052)	Owned

Fab 12A, No. 18, 20, Nan-Ke 2nd Rd., & No. 57, Nan-ke 3rd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 744092 & 744094, R.O.C.	247,798 / 633,904	12-inch wafer production	Leased (expires in June 2042)	Owned

Fab 12i, No. 3, Pasir Ris Drive 12, Singapore 519528	197,954 / 146,509	12-inch wafer production	Leased (expires in July 2052)	Owned

Fab 12X, No. 899, Wan Jia Chun Road, Xiang’an District, Xiamen, Fujian Province 361101, P.R.C.	250,753 / 348,565	12-inch wafer production	Leased (expires in January 2065)	Owned

Fab 12M, No. 2000, Mizono, Tado-cho, Kuwana, Mie, 511-0118, Japan	307,293 / 151,753	12-inch wafer production	Owned	Owned

United Tower, No. 3, Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300094, R.O.C.	8,985 / 85,224	Administration office	Leased (expires in December 2033)	Owned

Neihu Rd. Office, 8F, No. 68, Sec. 1, Neihu Rd., Taipei, Taiwan 114066, R.O.C.	626 / 4,817	Administration office	Owned	Owned

Testing Building, No. 1, Chin-Shan, 7th St., Hsinchu, Taiwan 300063, R.O.C.	10,762 /41,318	Leased to several companies	Owned	Owned

R&D Building, No. 18, Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 744092, R.O.C.	42,000 / 47,396	Research and development	Leased (expires in December 2023)	Owned

Wavetek, No. 10, Chuangxin 1st Rd., Hsinchu Science Park, Baoshan Township, Hsinchu, Taiwan 300092, R.O.C.	27,898 / 34,609	6-inch wafer production	Leased (expires in December 2034)	Owned

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

UMC has been constantly strengthening its independent R&D capabilities and fabrication in semiconductor process technologies, especially dedicated to the R&D of logic and specialty processes in the recent years. The Company will adhere to its R&D strategy to establish independent R&D capabilities and will work with important partners, such as IDM and fabless, to develop key process technologies through technology licensing. We will also work with suppliers of photomask, packaging, equipment, material, and EDA to accelerate market launch schedule in order to fulfill the Company’s promise to provide customers with innovative and reliable process technologies.

We pioneered the production of numerous semiconductor products. Our continued enhancement of our process technologies has enabled us to manufacture semiconductor devices with smaller geometries. In 2013, we successfully developed and released into production 28nm Poly-SiON and High-k/metal gate technologies. In 2015, we provided a High-k/ metal gate with high performance compact, or HPC, solution and improved to a high-performance compact plus, or HPC+, solution by the end of 2017 for speed-intensive and optimized power consumption products. We and Cadence Design Systems collaborate on certification of analog/mixed-signal flow for 28HPC+ process. Certification enables customers to leverage the integrated, comprehensive AMS solution to facilitate accelerated designs on our most advanced 28nm node. In 2018, we developed 22nm ULP (ultra-Low Power) and ULL (ultra-Low Leakage) technology to provide cost effective solutions and to obtain better chip performance for IoT applications. We also joined the IBM chip alliance, for advanced process development. With IBM’s know-how and support, we aim to continue to improve our internally developed 14nm FinFET technology, so as to offer a 14nm competitive low-power enhanced technology for mobile computing and communication products. In March 2017, we commenced the shipment of 14nm wafers to customers and have achieved production quality yields for the advanced process that is being utilized for consumer electronic applications. UMC’s 14nm FinFET technology features 55% higher speed and twice the gate density over 28nm process technology. The 14nm process also consumes approximately 50% less power than for 28nm. We also partnered with Avalanche for joint development and production of MRAM to replace embedded flash in 2018 for 22nm technologies.

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

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab in 2022, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2020, 2021 and 2022:

		Year Ended December 31, 2022 Range of	Years Ended December 31,
	Years of	Process	2020	2021	2022

	Commencement of Operation	Technologies (in microns)	(in thousands of 8-inch wafer equivalents, except percentages)
Wavetek	1989	5 to 0.25	209	185	189
Fab 8A	1995	3 to 0.18	802	755	765
Fab 8C	1998	0.35 to 0.11	452	459	459
Fab 8D	2000	0.18 to 0.09	371	380	410
Fab 8E	1998	0.6 to 0.15	449	457	469
Fab 8F	2000	0.18 to 0.11	485	514	550
Fab 8S	2000	0.25 to 0.11	373	408	443
Fab 8N	2003	0.5 to 0.11	917	917	952
Fab 12A	2002	0.13 to 0.014	2,348	2,408	2,633
Fab 12i	2004	0.13 to 0.040	1,414	1,442	1,474
Fab 12X	2016	0.080 to 0.022	489	639	706
Fab 12M	2005	0.13 to 0.040	879	889	981
Total estimated capacity	—	—	9,188	9,453	10,031
Total output (actual)	—	—	8,902	9,871	10,092
Average capacity utilization	—	—	96.9%	104.4%	100.6%

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

Our average capacity utilization rate was 96.9% in 2020, 104.4% in 2021 and 100.6% in 2022.

Equipment

Because the performance and productivity of our manufacturing capability depends substantially on the technology node of our capital equipment, we always purchase equipment that not only meet the criteria of our existing process requirement, but also have the capability to be upgraded to match our future demand. The principal equipment we use to manufacture semiconductor devices are scanners/steppers, cleaners and track equipment, inspection equipment, etchers, furnaces, wet stations, strippers, implanters, sputters, CVD equipment, probers, testers and so on. We own all of the production equipment except for a few demonstration tools.

Our policy is to purchase performance proven equipment from vendors with dominant market share to ensure our continued competitiveness in the semiconductor field.

Although some equipment is only available from limited qualified vendors and/or is manufactured in limited quantities, we believe that our relationships with equipment suppliers are strong enough to allow us to leverage our position as a major customer to purchase equipment with competitive terms.

Although we face the challenge of procuring the right equipment in sufficient quantity necessary for ramp-up or expansion of our fabrication facilities under constraint of short lead times, we have not in the past experienced any material problems in procuring the latest generation equipment on a timely basis even in periods of unpredictably high market demand. We manage the risks through procurement process via timely internal cross-division communications, efficient market information collection, early slot booking and constant communications with our suppliers.

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

We set high quality standards to ensure consistent high yielding and reliable product performance. Our quality program is continually enhanced through top-down annual Business Policy Management and bottom-up Total Quality Management activities. In addition, our efforts to observe best practices among fabs in the foundry industry have also contributed to the improvement of our overall quality management system.

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

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel Mobile, plus leading fabless design companies, such as MediaTek, Realtek, Qualcomm and Novatek. Although we are not dependent on any single customer, a significant portion of our operating revenues has been generated from sales to a few customers. Our top ten customers accounted for approximately 52.4% of our operating revenues in 2022.

Set forth below is a geographic breakdown of our operating revenues in 2020, 2021 and 2022 by the location of our customers.

	Years Ended December 31,
Region	2020	2021	2022
	%	%	%
Taiwan	36.8	37.9	31.4
Singapore	14.7	13.7	14.0
China (including Hong Kong)	12.8	14.6	16.6
Japan	8.7	6.4	6.3
USA	13.9	11.4	12.6
Europe	3.6	2.6	3.2
Others	9.5	13.4	15.9

Total	100.0	100.0	100.0

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. As an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. The following table presented the percentages of our wafer sales by types of customers for the years ended December 31, 2020, 2021 and 2022.

	Years Ended December 31,
Customer Type	2020	2021	2022
	%	%	%
Fabless design companies	87.8	85.4	84.1
Integrated device manufacturers	12.2	14.6	15.9

Total	100.0	100.0	100.0

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

We price our products on a per die or per wafer basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Our main sales office is located in Taiwan, which is in charge of our sales activities in Asia. United Microelectronics (Europe) BV, our wholly-owned subsidiary based in Amsterdam, assists our sales to customers in Europe. Our sales in North America are made through UMC Group (USA), our subsidiary located in Silicon Valley. We also have sales offices in China, Japan and Korea to support our customers in those regions.

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

(4) Assessment of Information Security and Cyber Risks

We place particular emphasis on preventing information security and cyber risks, and have built a comprehensive multi-layer defense mechanism including firewall, intrusion detection, antivirus system, vulnerability scanning, patch management procedure and penetration testing. Our company followed the National Institute of Standards and Technology to establish a corporate information security framework and created corresponding metrics to strengthen information security management including 1. aiming to further improve the detection of irregularities and elevate preventive capabilities including protocols such as Security Orchestration, Automation, and Response (SOAR) and Endpoint Detection and Response (EDR), 2. optimize network security area of overall information systems and 3. increase the multi-factor authentication protection for host privileged account login.

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

(6) Insurance against Information Security Risks

Based on a recent report, data leakage, virus infection, ransomware attacks and hacking event in Taiwan and throughout the world, many international and well-known companies have encountered significant operating loss. There is no guarantee that enterprises will not become the target of attacks despite reasonable security protection in place. In view of this, we obtained cyber security insurance to mitigate and reduce this risk. Such insurance policy has been in effect since January 2019 with retroactive option which can trace back to undiscovered pre-existing threats. The annual insurance coverage is US$10 million for all our fabs in Taiwan, Singapore and Japan.

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

In short, new invasive techniques are constantly evolving but past defense achievements do not necessarily mean or guarantee that anomaly breach will not occur in the future. Enterprises must keep pace with the ever-changing and growing information security threat and requires continuous improvement. UMC will uphold to “Integrity, Pragmatism, Agility, Ingenuity” as corporate culture and will fulfill ‘due care/due diligence’ management responsibility to provide customers with a secure production environment to reduce operational risk and reward shareholders with highest investment value as possible.

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

Intellectual Property

Our success depends on our ability to obtain patents, licenses and other intellectual property (IP) rights covering our production processes and activities. To that end, we have developed and acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2022, we held 6,700 U.S. issued patents and 8,071 patents issued outside of the United States.

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

Research and Development

UMC places significant importance on the dynamics of the semiconductor industry and continues to invest and develop semiconductor manufacturing process technology and know-how. In order to continue the development of logic and specialty technologies, optimize transistor performance, reduce power consumption, and continuously enhance our technical advantages, in 2020, 2021 and 2022, we spent NT$12,896 million, NT$12,935 million and NT$12,953 million (US$421 million), respectively, on research and development, which represented 7.3%, 6.1% and 4.6% respectively, of our operating revenues of such years. Our research and development efforts mainly focus on delivering comprehensive foundry solutions that consist of the key process technologies encompassing logic as well as specialty manufacturing technologies that address customers’ needs. These resources provide our foundry customers with improved opportunities to develop diverse product lines that supply the global semiconductor market. Our commitment to research and development can be illustrated by our 2022 research and development expenditures, which was approximately 4.6% of operating revenues, and a total of 348 domestic and foreign patents granted in 2022.

As of December 31, 2022, we employed 1,481 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals. We will continue to invest in technology innovation, optimize capacity to enhance product mix and penetrate emerging applications. We believe that these efforts will create higher customer adoption of our logic and specialty technologies and expand our market share to fuel growth.

Our Investments

Our investment holdings consist of equity interest in certain company and reflect current market valuations as these assets may change in accordance with market conditions.

The following table sets forth the sales of our investments in 2020:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)
Solar Applied Materials Technology Corp.	8	293
All-Stars XMI Ltd.	0	255
Action Electronics Co., Ltd.	18	241
Playnitride Inc.	1	203
Excellence Optoelectronics Inc.	5	188

The following table sets forth the sales of our investments in 2021:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)
Octtasia Investment Holding Inc.	4	425
Phison Electronics Corp.	1	219
CNEX Labs, Inc.	0	170
Hut 8 Mining Corp.	1	159
Clientron Corp.	8	156

The following table sets forth the sales of our investments in 2022:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)	(in US$ millions)
Excellence Optoelectronics Inc.	9	201	7
Lanhor Fund	—	195	6
Lintes Technology Co., Ltd.	1	125	4
Mercuries Life Insurance Co., Ltd.	20	117	4
Winking Entertainment Ltd.	2	112	4

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

Environmental Protection Aspects:

•	Fully comply with or go beyond requirements of environmental laws and regulations, and international conventions, striving for zero pollution and sustainable development.

•	Integrate environmental management into the Company’s operational and management systems, and build an environmentally conscious company culture.

•	Actively set aggressive environmental management goals, regularly track and continuously improve environmental performance, and reduce environmental impact.

•

Introduce and develop environmentally friendly technologies that can be applied to R&D, procurement, production operations, business facilities, distribution and logistics, products, and/or services to minimize environmental impact at each life cycle stage in order to achieve green design, green production, and green operations goals.

•

Stay informed of environmental trends around the world, assess the associated opportunities and risks, engage in proper waste management, effectively utilize energy/resources, and promote circular economy.

•

Conduct regular training on risk assessment and risk management to ensure employees understand the environmental impact of their work activities, enhance environmental protection awareness, and encourage responsible action.

•

Enhance awareness of the Company’s environmental policy and environmental impact among both internal and external stakeholders (including the Company and its subsidiaries, value chain partners, civil society) through due diligence, active communication and engagement, and transparent information disclosure.

•	Fulfill corporate social responsibility and cooperate with the government, the public and global business partners in ecological improvement and rehabilitation.

Safety and Health Aspects:

•	Meet or exceed the requirements of industry safety and health laws, aiming for zero disaster. The company is committed to steady development while making safety a priority.

•	Continue to promote safety and health management system and risk improvement processes to achieve and maintain world-class safety/health and risk management performance.

•	Use advanced safety and health technologies as well as risk and disaster rescue techniques to aggressively enhance all safety aspects in a pioneering manner.

•	Implement prevention management and auditing systems to ensure the safety of the work environment and operations, maintaining the physical and mental health of workers.

•

Through communication, consultation and participation in decision-making with workers or their representatives, make it a responsibility for personnel of all levels to exercise influence, eliminate hazard factors, prevent occurrence of accidents and work-related illnesses, and promote effective safety and health interactions through cooperation and sharing.

•

Continue conducting safety and health education and advocacy; encourage active participation in safety and health activities, allow for health and safety to be a habit and a way of life for all workers.

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

The following list sets forth some of the important awards that we received in environmental protection, safety and health:

•	Selected as a member of Dow Jones Sustainability Indices (DJSI) World Index for the fifteenth straight year since 2008 and also named a constituent of Emerging Markets Index in 2022;

•	Selected as component of MSCI ACWI ESG Leaders Index, MSCI Emerging Markets ESG Leaders Index, MSCI ESG Focus Indexes and MSCI ESG Universal Indexes;

•	Selected as component of FTSE4Good All-World Index and FTSE4Good Emerging Index for eighth consecutive year, and FTSE4Good TIP Taiwan ESG Index since the launch of the index in 2017;

•	Recognized in CDP’s “A List” for transparency and action on both climate change and water security;

•

Awarded “Top 10 Taiwanese Companies Sustainability Model Award” 3rd place (2022) and “Corporate Sustainability Report Award” (2008-2022) for fifteenth consecutive year by Taiwan Institute for Sustainable Energy;

•	Awarded “Excellence in Corporate Social Responsibility” 6th place in large enterprise category by CommonWealth Magazine (2022);

•	Awarded “National Enterprise Environmental Protection Award” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2003-2022) for twentieth consecutive year;

•	Awarded “The Best Participation of Green Procurement for Enterprises” by the Environmental Protection Administration of Executive Yuan, R.O.C. (2011-2022);

•	Awarded “Excellent Occupational Safety and Health Executive Organization” by the Hsinchu Science Park, National Science and Technology Council (1998-2022).

Climate Change

Our climate change policies include: (i) achieving carbon neutral status via carbon management, (ii) becoming a comprehensive low-carbon emissions solution provider, and (iii) leveraging corporate resources to cultivate a low-carbon emissions economy. In order to implement these policies, we set greenhouse gas reduction goals as to various phases. In the program of UMC Sustainability Strategy and Blueprint, we launched resource and energy productivity improvement plans which target to reduce the usage of water, electricity and waste per unit of product by 30%, 30% and 50% in 2030, respectively, compared to 2015. We also set the goal of reducing the F-GHG emissions per unit of product by 65% in 2025 compared to 2010.

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

•

100% renewable energy: A 3-stage objective of 25% by 2025, 50% by 2030, and 100% by 2050 is set to substantially increase the proportion of consuming renewable energy, and UMC will also invite its value chain to support the low-carbon energy transition.

•

Investment in net-zero technologies: UMC commits to invest in net zero emissions technologies and participate in Carbon Offset Projects to remove and offset carbon emissions that are inevitable or still subject to technical restrictions.

In 2022, UMC’s GHG emissions reduction target has approved by the Science Based Targets initiative (SBTi). With 2020 as the base year, UMC targets 25% reduction in direct greenhouse gas emissions (Scope 1) and indirect emissions from electricity consumption (Scope 2) by 2030. The Company also aims to lower emissions from its value chain (Scope 3) by 12.3% in the same period. SBTi’s approval is a confirmation of our intended pathway to achieve net zero while also ensuring our reduction targets are in line with what the latest climate science says is needed to prevent the worst impacts of climate change. We also support timely disclosure of carbon information and ensuring data quality and engage third-party verifiers to ensure the quality of the data. We completed the verification on greenhouse gas emission and reduction records for all of our fabs on an annual basis. Since 2006, we have participated in the Carbon Disclosure Project formed by global institutional investors and disclosed our annual greenhouse gas emission volume, reduction goals and results. In 2022, UMC has been recognized in CDP’s “A List” for transparency and action on both climate change and water security. Out of nearly 15,000 companies scored in the annual evaluation, UMC is the only semiconductor firm globally to achieve a double “A” score.

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

Risk Management

Risk and safety matters are administered by our Risk Management and Environmental Safety Health Division. We are pursuing the goal of a highly protected risk status in the semiconductor industry through the implementation of strict engineering safety procedures, regular enforcement of safety codes and standards, and compliance of detailed industry safety guidelines.

Our risk control strategy has been implemented in many ways, including strengthening physical protection standards, redundancy/contingency design, enhancing emergency response abilities, constructing natural hazard early warning systems, and developing business continuity plan and crisis response exercise to achieve our continuous operation promise. The achievements in the recent years are as follows:

•

Contract with professional decontamination company, Belfor, to provide emergency treatment service and develop internal property salvage procedure. Conducted a management team (MT) crisis and strategy workshop to lean from relevant experience.

•

Inherent safety design and rescue skill develop for emerging risk in UMC, including but not limit to: solar power generation system on the roof-top, lithium battery inside collaborative robot, and high fire load near tool buffer (NTB)…etc.

•

Enhanced power distribution system’s reliability and early abnormality detection, such as gradually replace existing lead-acid UPS batteries with lithium-iron, install real-time leak current measurement of cable shielding conductors’ grounding system of HV distribution system, enlarge diesel generators installation rate to increase emergency power percentage and maintain diesel oil in a safety level...etc.

•	Fixed-term contract for private water source and water trucks to overcome water shortage risk in the drought season.

Furthermore, we have adopted the Triple Star Ranking System from AIG Insurance, a global leader in risk management and insurance, since 1999 to evaluate our risk management performance from third party’s point of view. All fabs have been ranked as top-class following AIG’s risk evaluation and risk improvement recommendations. We have also implemented proactive efforts in earthquake risk prevention. We believe our efforts contributed to our quick and exemplary recovery from three major earthquakes in Taiwan on September 21, 1999, March 4, 2010, and February 6, 2016, respectively. In order to reduce potential damages to our production facilities from earthquakes, we continue to import the latest anti-seismic technologies, a seismic isolation platform for newly installed reticle stocker and furnace. Furthermore, we implemented an earthquake warning system in Tainan production base that will provide us with enhanced response time in the event of an earthquake.

Nowadays, extreme weather has become a risk to various business operations. In order to understand the potential impact to us, we implemented a flood risk simulation project in 2014. Since Hsinchu Science-Based Industrial Park is located in higher terrain, where there is no potential flood risk. However, for Fab12A in Tainan, we had conducted a physical improvement plan by installing floodgates in specific entrances to upgrade the protection level to a 500-year flood. Moreover, Taiwan suffered its worst drought in 56 years in 2021, as the Hsinchu and Tainan Science Park were up to 17% and 13%, respectively. In the face of climate change and a more severe water shortage conditions in the future, we have implemented actions based on different water restriction stages, including formulating various water-saving measures and production scheduling adjustments. We also continue to hire water trucks and increase the capacity of contracted private water sources as a contingency plan. In the future, various options such as the use of reclaimed water and recycled water will be continuously evaluated to reduce water risks.

In addition, we are fully aware of the impact presented by business interruption. We are also devoted in the pursuit of corporate resilience and continuity by committing non-interrupted services to satisfy our valued customers and important shareholders. In 2013, Fab 12A was the first foundry in the world to receive ISO 22301 Business Continuity Management certification. Following our certification roadmap, BCMs framework will continuously import to others production sites by 2024. It demonstrates our commitment to carry out disaster response abilities and ensure continuous production objective.

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

C.	Organizational Structure

The following list shows our corporate structure as of December 31, 2022:

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2022
UMC Group (USA)	U.S.A.	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
TLC Capital Co., Ltd.	Taiwan, R.O.C.	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, R.O.C.	100.00%
UMC Investment (Samoa) Limited	Samoa	100.00%
ECP Vita Pte. Ltd.	Singapore	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
Tera Energy Development Co., Ltd.	Taiwan, R.O.C.	100.00%
United Microchip Corporation	Cayman Islands	100.00%
Wavetek Microelectronics Corporation	Taiwan, R.O.C.	80.14%
Everrich Energy Investment (HK) Limited	China	100.00%
Everrich (Shandong) Energy Co., Ltd.	China	100.00%
Wavetek Microelectronics Investment (Samoa) Limited	Samoa	80.14%
Wavetek Microelectronics Corporation (USA)	U.S.A.	80.14%
Best Elite International Limited	British Virgin Islands	100.00%
Infoshine Technology Limited	British Virgin Islands	100.00%
Oakwood Associates Limited	British Virgin Islands	100.00%
Hejian Technology (Suzhou) Co., Ltd.	China	99.9985%
UnitedDS Semiconductor (Shandong) Co., Ltd.	China	99.9985%
United Semiconductor (Xiamen) Co., Ltd.	China	71.86%
UMC Korea Co., Ltd.	Korea	100.00%
Omni Global Limited	Samoa	100.00%
United Microtechnology Corporation (California)	U.S.A.	100.00%
Sino Paragon Limited	Samoa	100.00%
United Semiconductor Japan Co., Ltd.	Japan	100.00%

D.	Property, Plants and Equipment

Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2022 have been converted into U.S. dollar amounts using US$1.00 = NT$30.73, the foreign currency exchange rate on December 30, 2022 as released by the Board of Governors of the Federal Reserve System. The U.S. dollar conversion appears in parentheses next to the relevant NT dollar amount.

Overview

We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs.

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, revenues varied significantly over this period. Recently, the semiconductor industry has undergone a shift in demand in response to several prevalent trends, including the widespread implementation of 5G communications, proliferation of Internet of Things, advancement and adoption of electrical vehicles and EV related technologies, all of which caused an increase in unit shipment and silicon content that positively impacted our sales and revenue. In addition, the Covid-19 pandemic, which has accelerated the transformation of digital and electronic devices, also partially contributed to the global shortage of semiconductor manufacturing capacity. Given the significant increase of demands for semiconductor products, we recently experienced substantial growth of our business that contributed to higher utilization rate at our fabs. Our average capacity utilization rate was 96.9%, 104.4% and 100.6% for the years ended December 31, 2020, 2021 and 2022, respectively. We believe that our operating results in 2020, 2021 and 2022 continue to reflect the ongoing uncertainty in the global economy.

Pricing

We price our products on either a per die or a per wafer basis, taking into account a variety of factors, including the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we conduct a regular review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed in nature, fluctuations in our products’ average selling price historically have had a substantial impact on our margins and profitability. Our average selling price increased by 14.6% from 2020 to 2021 and 21.3% from 2021 to 2022, which reflects the optimization in overall product mix as well as the strong market demand primarily due to the accelerated growth in the semiconductor industry.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to provide competitive pricing with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2020, 2021 and 2022, approximately 66.4%, 66.3% and 67.7%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees, indirect labor and utilities costs.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate was 96.9%, 104.4% and 100.6% for the years ended December 31, 2020, 2021 and 2022, respectively. Utilization rates were primarily affected by global macroeconomic factors. Other factors affecting utilization rates are efficiency in production facilities, product flow management, the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply, acquisition and disposition of foundry assets, and fire or natural disaster.

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

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We introduced our 28-nanometer technology to customers in 2011 and commenced large-scale commercial production in 2014. The development of 22nm started in 2018 and entered into volume production in 2021. The logic and specialty process technology offerings from 22nm as well as 28nm specialty technologies satisfy new market demand as customers adopt UMC’s latest 12” process solutions. Our 28nm and below technologies contributed approximately 13.6%, 19.9% and 23.8% of our foundry revenue in 2020, 2021 and 2022 respectively.

The table below sets forth a breakdown of percentage of our wafer sales by process technologies in 2020, 2021 and 2022.

	Years Ended December 31,
Process Technologies	2020	2021	2022
	%	%	%
14 nanometers and under	0.0	0.1	0.1
28 nanometers	13.6	19.8	23.8
40 nanometers	23.3	18.8	17.7
65 nanometers	17.4	18.8	18.2
90 nanometers	11.5	8.2	7.8
0.11/0.13 micron	11.1	11.5	11.8
0.15/0.18 micron	12.8	12.5	11.1
0.25/0.35 micron	7.8	7.8	7.1
0.50 micron or higher	2.5	2.5	2.4

Total	100.0	100.0	100.0

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

During 2020, 2021 and 2022, we purchased an aggregate of 105 million, nil and nil, common shares, respectively, and transferred nil million, 105 million and nil of such common shares that we repurchased under these plans to our employees as employee compensation in 2020, 2021 and 2022, respectively.

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

Our total depreciation expenses were NT$46,164 million, NT$44,180 million and NT$41,328 million (US$1,345 million) in 2020, 2021 and 2022, respectively.

Operating Expenses

Our operating expenses consist of the following:

•

Sales and marketing expenses, which consist primarily of salaries and related personnel expenses, intellectual property development expenses, wafer sample expenses and mask expenses. Wafer samples are actual silicon samples of our customers’ early design ideas made with our most advanced processes and provided to those customers;

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

Taxation

In R.O.C., the corporate income tax rate and unappropriated earnings tax rate are 20% and 5%, respectively. Based on our status as a company engaged in the semiconductor business in Taiwan, we have been granted exemptions from income taxes in Taiwan with respect to income attributable to capital increases for the purpose of purchasing equipment related to the semiconductor business for a period of five years following each such capital increase. In addition, our branch in Singapore enjoys tax exemption for income derived from tax-exempted activities under Singapore’s Income Tax Act and Economic Expansion Incentive (Relief from Income Tax) Act. These tax exemptions resulted in tax savings of approximately NT$2,383 million, NT$2,995 million and NT$4,355 million (US$142 million) in 2020, 2021 and 2022, respectively. Under the amendment to the R.O.C. Statute of Industrial Innovation in 2019, the amounts of unappropriated earnings from 2018 and thereafter used for constructing or purchasing buildings, qualified equipment and technology can qualify for deduction when computing the income tax on unappropriated earnings. We also benefit from other tax incentives generally available to technology companies in Taiwan, such as tax credits applicable against corporate income tax that range from 10% to 15% of qualified research and development expenditures and 3% to 5% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately NT$692 million, NT$958 million and NT$3,307 million (US$108 million) in 2020, 2021 and 2022, respectively.

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

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$1,691 million, NT$7,918 million and NT$19,327 million (US$629 million) of income tax expenses in 2020, 2021 and 2022, respectively. Our effective income tax rate in 2022 was 17.63%.

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our operating revenues for the periods indicated.

	Years Ended December 31,
	2020	2021	2022
	%	%	%
Operating revenues	100.0	100.0	100.0
Operating costs	(77.9)	(66.2)	(54.9)

Gross profit	22.1	33.8	45.1
Operating expenses
Sales and marketing	(2.3)	(2.2)	(1.5)
General and administrative	(3.8)	(3.7)	(3.5)
Research and development	(7.3)	(6.1)	(4.6)
Expected credit impairment gains (losses)	0.2	0.0	(0.0)

Subtotal	(13.2)	(12.0)	(9.6)

Net other operating income and expenses	3.5	2.5	1.9

Operating income	12.4	24.3	37.4
Non-operating income and expenses	0.3	3.2	1.9

Income from continuing operations before income tax	12.7	27.5	39.3
Income tax expense	(0.9)	(3.8)	(6.9)

Net income	11.8	23.7	32.4
Total other comprehensive income (loss)	1.4	1.7	1.5

Total comprehensive income (loss)	13.2	25.4	33.9

Net income (loss) attributable to:
Shareholders of the parent	12.9	24.0	32.1
Non-controlling interests	(1.1)	(0.3)	0.3
Comprehensive income (loss) attributable to:
Shareholders of the parent	14.3	25.7	33.6
Non-controlling interests	(1.1)	(0.3)	0.3

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Operating revenues. Operating revenues increased by 30.8% from NT$213,011 million in 2021 to NT$278,705 million (US$9,069 million) in 2022, primarily due to an increase of 21.3% in average selling price from 2021 to 2022, an increased customer demand from 9,862 thousand 8-inch equivalent wafers in 2021 to 9,945 thousand 8-inch equivalent wafers in 2022, and a 6.4% depreciation of the NTD in 2022 from 2021.

Operating costs. Operating costs increased by 8.5% from NT$140,961 million in 2021 to NT$152,941 million (US$4,977 million) in 2022, primarily due to the increase in shipments and higher labor and utilities costs.

Gross profit and gross margin. Gross profit increased from NT$72,050 million in 2021 to NT$125,764 million (US$4,093 million) in 2022. Our gross margin increased from 33.8% in 2021 to 45.1% in 2022, primarily due to an increase of 21.3% in average selling price and a 6.4% depreciation of the NTD against the USD in 2022.

Operating income and operating margin. Operating income increased from NT$51,686 million in 2021 to NT$104,292 million (US$3,394 million) in 2022. Our operating margin increased from 24.3% in 2021 to 37.4% in 2022. The increase in operating margin was largely due to the increase in gross profit as described above. Operating expenses increased by 4.8% from NT$25,590 million in 2021 to NT$26,812 million (US$872 million) in 2022.

Sales and marketing expenses. Our sales and marketing expenses decreased by 10.4% from NT$4,671 million in 2021 to NT$4,183 million (US$136 million) in 2022, mainly due to a decrease of NT$912 million (US$30 million) in IP and IP royalty expenses, partially offset by the increase of NT$330 million (US$11 million) in personnel expenses. Our sales and marketing expenses as a percentage of our operating revenues decreased from 2.2% in 2021 to 1.5% in 2022.

General and administrative expenses. Our general and administrative expenses increased by 21.1% from NT$7,990 million in 2021 to NT$9,673 million (US$315 million) in 2022, mainly due to an increase of NT$1,184 million (US$39 million) in personnel expenses. Our general and administrative expenses as a percentage of our operating revenues decreased from 3.7% in 2021 to 3.5% in 2022.

Research and development expenses. Our research and development expenses increased by 0.1% from NT$12,935 million in 2021 to NT$12,953 million (US$421 million) in 2022. The increase in research and development expenses was mainly due to increase of NT$604 million (US$20 million) in personnel expenses and NT$149 million (US$5 million) in research and development expenses of wafers, partially offset by the decrease of NT$629 million (US$20 million) in computer usage expenses. Our research and development expenses as a percentage of our operating revenues decreased from 6.1% in 2021 to 4.6% in 2022.

Expected credit impairment gains (losses). Our expected credit impairment gains (losses) decreased from NT$6 million in 2021 to NT$(3) million (US$(0) million) in 2022. The decrease in expected credit impairment gains (losses) was mainly due to the loss allowance on accounts receivable assessed by us primarily at an amount equal to the assets’ lifetime expected credit losses. Our expected credit impairment gains (losses) as a percentage of our operating revenues decreased from 0.0% in 2021 to (0.0)% in 2022.

Net other operating income and expenses. Net other operating income increased by 2.2% from NT$5,227 million in 2021 to NT$5,340 million (US$174 million) in 2022, mainly due to an increase of NT$339 million (US$11 million) in disposal gain of property, plant and equipment, partially offset by the decrease of NT$211 million (US$7 million) in government grants. Net other operating income and expenses as a percentage of our operating revenues decreased from 2.5% in 2021 to 1.9% in 2022.

Non-operating income and expenses. Non-operating income and expenses decreased by 21.7% from a gain of NT$6,810 million in 2021 to NT$5,333 million (US$174 million) in 2022, mainly due to a decrease in a gain of NT$3,567 million in share of profit or loss of associates and joint ventures and a decrease in other gains and losses from a gain of NT$866 million in 2021 to a loss of NT$1,135 million (US$37 million) in 2022, partially offset by an increase of NT$1,446 million in interest income caused by higher average interest rate and an increase of NT$2,038 million in exchange gain, net. The decrease in other gains and losses was resulted from a decrease of NT$4,140 million on valuation of financial assets and liabilities at fair value through profit or loss from a gain of NT$2,892 million in 2021 to a loss of NT$1,248 million (US$41 million) in 2022, and a one-time payment for worldwide settle agreement with Micron Technology, Inc. in 2021.

Other comprehensive income (loss). Our other comprehensive income increased from an income of NT$3,420 million in 2021 to an income of NT$4,192 million (US$136 million) in 2022. We attributed this change primarily to the increase of exchange differences on translation of foreign operations from a loss of NT$4,718 million in 2021 to a gain of NT$10,176 million (US$331 million) in 2022, which was resulted from the depreciation of the NTD against the USD in 2022. Such increase was partially offset by the decrease in unrealized gain (loss) from equity instruments investments measured at fair value through other comprehensive income from a gain of NT$5,451 million in 2021 to a loss of NT$4,717 million (US$153 million) in 2022.

Net income (loss) attributable to the shareholders of the parent. Due to the factors described above, our net income increased by 74.6% from NT$51,246 million in 2021 to NT$89,479 million (US$2,912 million) in 2022.

Comprehensive income (loss) attributable to the shareholders of the parent. Due to the factors described above, our comprehensive income increased by 71.3% from NT$54,667 million in 2021 to NT$93,671 million (US$3,048 million) in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For the comparison of our operating results for the year ended December 31, 2021 to the year ended December 31, 2020, please refer to “Item 5. Operating and Financial Review and Prospects—Operating Results—Comparisons of Results of Operations—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022.

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

Resource for Liquidity

We have financed our capital expenditure requirements in recent years from operating cash inflows, bank borrowings, as well as the issuance of corporate bonds. Operating cash inflows significantly exceed operating income, reflecting the significant non-cash depreciation expense.

As of December 31, 2022, we had NT$173,819 million (US$5,656 million) of cash and cash equivalents and NT$706 million (US$23 million) of current financial assets at fair value through profit or loss. Cash equivalents included time deposits with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate notes. These agreements bore interest rates ranging from 0.16% to 0.24%, 0.14% to 0.21% and 0.43% to 0.62%, in 2020, 2021 and 2022, respectively. The terms of these agreements were typically less than one month. As of December 31, 2020, 2021 and 2022, we held repurchase agreements in the amount of NT$6,940 million, NT$10,001 million and NT$5,923 million (US$193 million), respectively.

In mid-June 2014, we issued an aggregate principal amount of NT$5,000 million of seven-year and ten-year domestic unsecured corporate bonds, with a denomination of NT$1 million per bond. The seven-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$2,000 million with an annual coupon bearing an interest rate of 1.7%. The ten-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$3,000 million with an annual coupon bearing an interest rate of 1.95%. The proceeds of this offering were used for repay debts. As of December 31, 2022, NT$3,000 million aggregate principal amount of these bonds were outstanding.

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

In late March 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$8,300 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$6,200 million. Interest is due and payable annually at 1.15%, and the principal was repaid in March 2022. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,100 million. Interest is due and payable annually at 1.43%, and the principal will be repayable in March 2024 upon maturity. The proceeds of this offering were used for repay debts. As of December 31, 2022, NT$2,100 million aggregate principal amount of these bonds were outstanding.

In early October 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$5,400 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest is due and payable annually at 0.94%, and the principal was repaid in October 2022. The seven-year domestic unsecured corporate bond was issued in the amount of NT$3,400 million. Interest is due and payable annually at 1.13%, and the principal will be repayable in October 2024 upon maturity. The proceeds of this offering were used for repay debts. As of December 31, 2022, NT$3,400 million aggregate principal amount of these bonds were outstanding.

In late April 2021, we issued another five-year, seven-year and ten-year domestic unsecured corporate bonds totaling NT$9,600 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$5,500 million. Interest is due and payable annually at 0.57%, and the principal will be repayable in April 2026 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest is due and payable annually at 0.63%, and the principal will be repayable in April 2028 upon maturity. The ten-year domestic unsecured corporate bond was issued in the amount of NT$2,100 million. Interest is due and payable annually at 0.68%, and the principal will be repayable in April 2031 upon maturity. The proceeds of this offering were used for purchasing machinery and equipment and environmental protection related expenditures. As of December 31, 2022, NT$9,600 million aggregate principal amount of these bonds were outstanding.

In early July 2021, we issued zero coupon exchangeable bonds due 2026. The exchangeable bond offerings consist of US$400 million bonds exchangeable into common shares of Novatek Microelectronics Corp., Ltd., or Novatek. As of December 31, 2022, no bonds had been exchanged into common shares of Novatek and we have repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling US$187 million in 2022.

In mid-December 2021, we issued another five-year domestic unsecured corporate bonds totaling NT$5,000 million, with a face value of NT$1 million per unit. Interest is due and payable annually at 0.63%, and the principal will be repayable in December 2026 upon maturity. The proceeds of this offering were used for purchasing machinery and equipment. As of December 31, 2022, NT$5,000 million aggregate principal amount of these bonds were outstanding.

Operating Activities

In 2022, net cash provided by operating activities was NT$145,861 million (US$4,747 million), primarily due to net income before income tax of NT$109,626 million (US$3,567 million) and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$44,170 million (US$1,437 million).

In 2021, net cash provided by operating activities was NT$90,352 million, primarily due to net income before income tax of NT$58,496 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$47,075 million.

In 2020, net cash provided by operating activities was NT$65,745 million, primarily due to net income before income tax of NT$22,543 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$48,908 million.

Investing Activities

In 2022, net cash used in investing activities was NT$54,427 million (US$1,771 million), primarily due to cash used to purchase equipment at our fabs amounting to NT$80,128 million (US$2,607 million) and partially offset by net decrease of financial assets measured at amortized cost amounting to NT$28,497 million (US$927 million).

In 2021, net cash used in investing activities was NT$62,163 million, primarily due to cash used to purchase equipment at our fabs amounting to NT$48,035 million and net increase in financial assets measured at amortized cost amounting to NT$15,009 million.

In 2020, net cash used in investing activities was NT$40,112 million, primarily due to cash used to purchase equipment at our fabs amounting to NT$26,345 million and net increase in financial assets measured at amortized cost amounting to NT$12,438 million.

Financing Activities

In 2022, net cash used in financing activities was NT$57,255 million (US$1,863 million), primarily due to NT$37,445 million (US$1,219 million) for cash distributed from additional paid-in capital and net decrease of bank loans of NT$20,782 million (US$676 million).

In 2021, net cash provided in financing activities was NT$12,490 million, primarily due to bonds issued of NT$25,704 million and net increase in guarantee deposits NT$14,219 million, partially offset by NT$19,871 million for cash dividend payment.

In 2020, net cash used in financing activities was NT$25,601 million, primarily due to bonds redemption of NT$13,703 million and NT$9,766 million for cash dividend payment.

We had bonds payable of NT$28,185 million (US$917 million) in the aggregate as of December 31, 2022.

The following table sets forth our outstanding long-term bank loans as of December 31, 2022:

	Unsecured long-term bank loans		Secured long-term bank loans
	(in NT$ millions)	(in US$ millions)	(in NT$ millions)	(in US$ millions)
Due in 2023	846	28	1,639	53
Due in 2024	1,026	33	734	24
Due in 2025	1,475	48	3,869	126
Due in 2026	1,249	41	3,199	104
Due in 2027	—	—	2,586	84
Due in 2028 & thereafter	—	—	2,656	87

The interest rates of our long-term bank loans range from 0.86% to 5.62%.

As of December 31, 2022, the current or exchangeable portion of bonds due within one year was NT$5,102 million (US$166 million), and the current portion of long-term bank loans due within one year was NT$2,485 million (US$81 million).

Capital Expenditures

We will continue to employ a ROI-driven approach in our capital expenditure planning as our expansion projects will be supported by customers who have signed multi-year supply agreements with us. As of December 31, 2022, our construction contracts amounted to NT$69,216 million (US$2,252 million) and the portion of the contracts not yet recognized was approximately NT$41,956 million (US$1,365 million). In 2020, 2021 and 2022, we incurred capital expenditures of approximately NT$28,104 million, NT$50,120 million and NT$82,420 million (US$2,682 million), respectively, primarily to purchase equipment for research and development and production at our fabs.

Wafer demand outlook continues to significantly outpace supply, driven by several prevalent industry trends, including widespread implementation of 5G communications, advancement and adoption in electrical vehicles and other EV related technologies, proliferation of IoT, all of which contributed to our rising customer demand and increase in silicon content in electronic products. Accordingly, we will continue to pursue expansion projects under our customers’ multi-year supply agreements, which enable us to mitigate the uncertainties and risks in the markets. During April 2021, we announced an expansion of 300mm Fab 12A Phase 6 (P6) in Taiwan’s Tainan Science Park through a collaboration model where the program is supported by customers’ multi-year product alignment. As part of the agreement, these customers will provide us with a loading protection mechanism to ensure that P6 fab utilization rates will be maintained at healthy levels. In addition, on February 24, 2022 the company’s board of directors has approved a plan to build a new advanced manufacturing facility next to its existing 300mm fab (Fab12i) in Singapore. The first phase of this greenfield fab will have a monthly capacity of 30,000 wafers with production expected to commence in first half of 2025. The new fab (Fab12i P3) will provide 28nm and 22nm process technologies.

Contractual Obligations

Our material cash requirement for known contractual obligation came from bonds, loans, lease obligation, commitment for purchase obligations, the guarantee deposits and financial liability for the repurchase of other investors’ investment. As of December 31, 2022, the total contractual cash obligations, including the amounts which has yet been recorded on our balance sheet as of December 31, 2022, are NT$216,537 million, among which NT$118,579 million will be due within 1 year and NT$97,958 million will be due after 1 year.

Transactions with Related Parties

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 7 to our audited consolidated financial statements included in this Annual Report.

C.	Research, Development, Patents and Licenses, Etc.

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$12,896 million, NT$12,935 million and NT$12,953 million (US$421 million) in 2020, 2021 and 2022, respectively, in research and development, which represented 7.3%, 6.1% and 4.6%, respectively, of operating revenues for such years. We believe that our continuous spending on research and development will help us achieve positive results in the development of advanced and specialty technologies. Following the Company’s operation and development planning, the Company’s IP division has formulated strategies and plans for the protection and development of intellectual property to promote the steady growth of the number of patent rights. Status on the implementations is reported to the board of directors at least once a year. The Company was granted a total of 348 domestic and foreign patents in 2022, 199 of which are US patents, 37 ROC (Taiwan) patents 108 China patents and 4 patents from the rest of the world. The total accumulated number of UMC’s patents is 14,423, which can provide a thorough and strong IP foundation for UMC’s technologies.

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

The following table sets forth the name, age, position, tenure and biography of each of our directors and executive officers as of March 31, 2023. There is no family relationship among any of these persons.

The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Year(s) with Us
Stan Hung	62	Chairman, Director and Chief Strategic Officer	31
SC Chien	65	Co-president and Director (Representative of Hsun Chieh Investment Co., Ltd.)	34
Jason Wang	60	Co-president and Director (Representative of Silicon Integrated Systems Corp.)	15
Lih J. Chen (1)	76	Independent Director	5
Jyuo-Min Shyu (1)	69	Independent Director	5
Wenyi Chu (1)	56	Independent Director	8
Kuang-Si Shiu (1)	71	Independent Director	2
Wen-Shin Hsu (1)	46	Independent Director	2
Ting-Yu Lin	61	Director	17
Chitung Liu	57	Chief Financial Officer, Senior Vice President and Head of Corporate Governance	22

(1)	Member of the Audit Committee and Remuneration Committee.

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

SC Chien is a director and the President of our company. Mr. Chien joined UMC in 1989 and has been responsible for overseeing departments involved in advanced technology development, specialty technology development and customer engineering. Mr. Chien is a representative institutional director of Hsun Chieh Investment Co., Ltd. and he is also a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., Unimicron Technology Corp. and UMC Capital Corp. Mr. Chien received a bachelor’s degree in chemical engineering from National Taiwan University.

Jason Wang is a director and the President of our company. Mr. Wang is a representative institutional director, Silicon Integrated Systems Corp. and also serves on the board of directors of UMC GROUP (USA) since 2004. Mr. Wang joined UMC as Vice President of Corporate Marketing in 2008, and from 2009 to 2014, served as President of UMC GROUP (USA) responsible for business operation efficiency enhancement and UMC North America strategic business development. Mr. Wang is also a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., United Microelectronics (Europe) B.V., UMC Capital Corp., United Microtechnology Corporation (California) and eJoule International Limited. Mr. Wang did his undergraduate study in Business Administration at San Jose State University.

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

Wenyi Chu is an independent director of our company. Professor Chu is a professor at the Department of Business Administration at National Taiwan University. Professor Chu was the chairwoman of Graduate Institute of Business Administration and the Dean of Department of Business Administration in National Taiwan University from 2012 to 2014. Professor Chu is also an independent director of Winmate Inc. Professor Chu received a Ph.D. degree in Strategy and International Management from London Business School, United Kingdom in 1997.

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

Ting-Yu Lin is a director of our company. Mr. Lin is also the chairman of Sunrox International Inc., Sunrox Industries, Inc., and the director of Unimicron Technology Corp. Mr. Lin received a master’s degree in international finance from Meiji University in 1993.

Chitung Liu is the Chief Financial Officer and the Senior Vice President of our company. On March 6, 2019, Mr. Chitung Liu was appointed as our Head of Corporate Governance. Prior to joining our company in 2001, Mr. Liu was a managing director of UBS. Mr. Liu is the chairman of Hejian Technology (Suzhou) Co., Ltd., United Semiconductor (Xiamen) Co., Ltd. and a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., Unimicron Technology Corp., Novatek Microelectronic Corp., Yann Yuan Investment Co., Ltd., UMC Group (USA), Green Earth Limited, ECP Vita Pte. Ltd., UMC Capital Corp. and United Microchip Corporation. Mr. Liu received an executive MBA degree from National Taiwan University in 2009.

B.	Compensation

The aggregate compensation paid and benefits in kind granted to our directors in 2022 were approximately NT$52.6 million (US$1.7 million). The remuneration was out of our 2022 earnings distribution plan, and the distribution percentage for directors is 0.06%. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Some of the remuneration was paid to the legal entities that certain directors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2022 were approximately NT$2,603.8 million (US$84.7 million), which include NT$1,045.3 million (US$34 million) as bonus. The aggregate compensation paid and benefits in kind granted to our directors and senior management in 2022 were approximately NT$2,656.4 million (US$86.4 million), which include NT$1,045.3 million (US$34 million) as bonus.

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

Pursuant to applicable SEC rules and NYSE listing standards, we as a foreign private issuer are required to disclose any significant ways in which our corporate governance practices differ from those followed by NYSE-listed U.S. domestic companies under the NYSE’s listing standards. A copy of the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to U.S. companies is available on our website https://www.umc.com/upload/media/08_Investors/Corporate_Governance/Corporate_Governance/The_differences_between_the_UMCs
_corporate_governance_practices_and_those_required_of_domestic_companies_under_NYSE_listing_standards_20190306.pdf.

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

As of December 31, 2022, we had 20,680 employees, which included 12,390 engineers, 7,461 technicians and 829 administrative staff performing administrative functions on a consolidated basis, where a majority of the employees work from our Taiwan R.O.C. offices and facilities. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	As of December 31,
	2020	2021	2022
Employees
Engineers	11,377	11,606	12,390
Technicians	7,211	7,318	7,461
Administrative Staff	798	817	829

Total	19,386	19,741	20,680

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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On February 22, 2023, our board of directors proposed an employee bonus in cash in the aggregate amount of NT$9,160 million (US$298 million) in relation to retained earnings in 2022.

Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E.	Share Ownership

As of March 31, 2023, each of our directors and executive officers held common shares and/or ADSs of UMC, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Lih J. Chen, Jyuo-Min Shyu, Wenyi Chu, Kuang-Si Shiu and Wen-Shin Hsu our independent directors. As of April 2, 2023, our most recent record date, Hsun Chieh Investment Co. held approximately 441 million of our common shares, representing approximately 3.53% of our issued and outstanding share capital; Silicon Integrated Systems Corp. held approximately 267 million of our common shares, representing approximately 2.1% of our issued and outstanding share capital; Chairman Mr. Hung held approximately 53 million of our common shares, representing approximately 0.4% of our issued and outstanding share capital; and Ting-Yu Lin held approximately 13 million of our common shares, representing approximately 0.1% of our issued and outstanding share capital.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of (i) April 2, 2023, our most recent record date, and (ii) as of certain record dates in each of the preceding three years, for (1) the shareholders known by us to beneficially own more than 2% of our common shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with SEC rules.

	As of April 10, 2021	As of March 29, 2022	As of April 2, 2023
	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned
Name of Beneficial Owner
Hsun Chieh Investment Co., Ltd. (1)	3.55%	3.54%	441,371,000	3.53%
Silicon Integrated Systems Corp.	2.30%	2.29%	266,580,424	2.13%
Directors and executive officers as a group	6.90%	6.83%	853,685,817	6.83%

(1)	36.49% owned by United Microelectronics Corporation as of March 31, 2023.

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

The following table shows our aggregate equity ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of April 2, 2023.

Name	Ownership %
Silicon Integrated Systems Corp.	19.02
Faraday Technology Corp.	13.78

We provide foundry services to these fabless design companies and the sales price was determined through arms-length negotiation and mutual agreement in reference to market conditions. We generated total of NT$2,110 million, NT$2,816 million and NT$5,784 million (US$188 million) of our operating revenues in 2020, 2021 and 2022, respectively, from the provision of our foundry services to these two companies. For more information, please refer to Note 7 to our audited consolidated financial statements included in this Annual Report.

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

On August 31, 2017, the Taichung District Prosecutors Office indicted us based on the Trade Secret Act of R.O.C., alleging that our employees misappropriated the trade secrets of Micron Technology, Inc., or Micron, and of Micron Memory Taiwan Co., Ltd.. On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. UMC appealed against the sentence. On November 26, 2021, UMC and Micron announced a settlement agreement between the two companies for all legal proceedings worldwide (the “Settlement Agreement”). Accordingly, Micron submitted a motion to withdraw the case. On January 27, 2022, the Intellectual Property and Commercial Court announced its ruling of this case and UMC was sentenced to a fine of NT$20 million, subject to a two-year term of probation.

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

Dividend Policy

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. On June 12, 2018, our shareholders approved a cash dividend of NT$0.7 per common share for an aggregate of NT$8,557,023,101. On June 12, 2018, our board of directors resolved to adjust the cash dividend ratio to NT$0.71164307 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common shares. On June 12, 2019, our shareholders approved a cash dividend of NT$0.58 per common share for an aggregate of NT$6,916,104,855. On June 19, 2019, our board of directors resolved to adjust the cash dividend ratio to NT$0.58989396 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common shares. On June 10, 2020, our shareholders approved a cash dividend of NT$0.75 per common share for an aggregate of NT$9,765,154,720. On June 29, 2020, our board of directors resolved to adjust the cash dividend ratio to NT$0.80395653 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common share and the conversion of convertible bonds. On July 7, 2021, our shareholders approved a cash dividend of NT$1.60 per common share for an aggregate of NT$19,875,842,389. On July 7, 2021, our board of directors resolved to adjust the cash dividend ratio to NT$1.59988820 per common share because the number of outstanding common shares had changed as a result of cancellation and issuance of Restricted Stock Awards. On May 27, 2022, our shareholders approved to distribute cash from additional paid-in capital of NT$3.0 per common share for an aggregate of NT$37,446,370,452. On February 22, 2023, our board of directors proposed dividends of NT$45,017,096,342 (approximately NT$3.60 per common share), which are expected to be approved at our annual general meeting on May 31, 2023.

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

As of March 31, 2023, there were a total of 134,334,926 ADSs listed on the NYSE. With certain limited exceptions, holders of common shares who are not R.O.C. persons are required to hold these common shares through a brokerage or custodial account in the R.O.C. As of March 31, 2023, 671,674,630 common shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2023, 134,320,675 ADSs representing these 671,603,375 common shares were held of record by Cede & Co., and 14,251 ADSs were held by U.S. registered shareholders. We have no further information as to common shares held or beneficially owned by U.S. persons.

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

Directors

The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our business. As of March 31, 2023, our board of directors consisted of nine directors, out of which five are independent directors. In the annual general meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual general meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our shareholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at an annual general meeting involving the election of directors. Pursuant to the R.O.C. Company Act, entity that owns our common shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our shareholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. As of March 31, 2023, two of our nine directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

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

Common Shares

As of December 31, 2022, our authorized share capital was NT$260 billion, divided into 26 billion common shares, of which 12,504,748,984 common shares were issued and outstanding. All common shares presently issued are fully paid and in registered form, and existing shareholders are not subject to any capital calls. We do not have any outstanding warrants or option to purchase our common shares.

Preferred Shares

We amended our articles of incorporation in the annual general meeting held on June 10, 2020, adding Article 5-1, which provides the terms, and will serve as the basis of issuance, of Class A preferred shares. According to Article 5-1, the Class A preferred shares are, among others, convertible, redeemable, cumulative and with fixed duration and annual cash dividend rate. None of Class A preferred shares has been issued as of March 31, 2023.

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

For the restricted share awards approved by the Board of Directors in 2022, the following performance indicators will be used as operational goals for the Company: return on equity % (ROE%), operating margin % (OM%) and Morgan Stanley Capital International (MSCI) ESG ratings. The performance targets and weighting for the indicators are listed below. Indicators that have achieved the target value, the number of vested shares in the year is calculated according to the corresponding weighting, otherwise, the corresponding weighting is 0%. The performance period refers to the fiscal year of the most recent annual financial statement audited by a certified public accountant before the vesting date. Performance indicators are based on the consolidated financial statements audited by a certified public accountant corresponding to the period required by the indicators.

Effective Date of Equity Based Compensation: October 6, 2022

Effective Date of Share Distribution: December 5, 2022

Equity Based Compensation Shares: 23.0595 million shares

Indicator	Weighting	Target
Return on Equity (ROE%)	30%	Higher than the Company’s average of the previous three years (Note 1)
Earnings Per Share (EPS)	30%	Higher than the Company’s average of the previous three years (Note 1)
Morgan Stanley Capital International (MSCI) ESG rating	40%	Rating is A or greater (Note 2)

Note 1. Comparing the performance period with the average of the preceding three years

Note 2. The year of MSCI annual ESG rating is consistent with the performance period defined in the return on equity and earnings per share.

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

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans disclosed in “Item 16E—Purchase Of Equity Securities By The Issuer And Affiliated Purchasers.” We may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our common shares. Historically, we have cancelled some of the repurchased common shares and transferred some of the repurchased common shares to our employees as employee compensation. From June 8, 2020 through August 7, 2020, we purchased 105 million of our common shares on the Taiwan Stock Exchange at an average price of NT$15.98 per share to transfer to our employees as employee compensation. During 2020, 2021 and 2022, we purchased an aggregate of 105 million, nil and nil, common shares, respectively, and transferred 105 million, nil and nil of such common shares that we repurchased under these plans to our employees as employee compensation in 2020, 2021 and 2022, respectively.

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

C.	Material Contracts

Supply

UMC maintains long-term business relationship with major wafer material supplier. The main contract is as follow:

Contract Type	Contracted Party	Contract Period	Key Content	Restrictive Clause
Purchase	Shin-Etsu Handotai Taiwan Co., Ltd.	Indefinite	Wafer material supply	None

Patent and Technology Licenses

UMC values and protects intellectual property rights. With over 40 years of commitment to developing and securing semiconductor patents, UMC has achieved a predominant position in the semiconductor industry. UMC also enters into patent or technology license contracts with major semiconductor or technology patent holders to ensure that UMC’s customers are not subject to the risk of wafer process infringement. The following are patent licensing contracts received and given by UMC:

Contract Type	Contracted Party	Contract Period	Key Content	Restrictive Clause

Patent cross-license	International Business Machines Corporation	Jun. 25, 2009~ Jun. 30, 2029	Patent cross-licensing for semiconductor process, semiconductor device and semiconductor design.	None

Technology license	International Business Machines Corporation	From Jun. 29, 2012	IBM licensed its 20nm CMOS and FinFET technology to UMC.	None

Patent license	Conversant Intellectual Property Management Inc. & Conversant IP (Taiwan) Inc.	From Feb. 08, 2018	License for specific patents.	None

Patent cross-license	International Business Machines Corporation	Jun. 13, 2013~ Dec. 30, 2035	Patent cross-license for semiconductor process, semiconductor device and semiconductor design.	None

Technology license	HeJian Technology (Suzhou) Co., Ltd.	Jul. 11, 2013~ Jul. 10, 2028	UMC licensed its 0.13um process technology to HeJian Technology (Suzhou) Co., Ltd.	UMC signed and implemented the contract in accordance with the scope approved by the Investment Commission, Ministry of Economic Affairs.

Technology license	Mie Fujitsu Semiconductor Limited	From Aug. 29, 2014	UMC licensed its 40nm process technology to Mie Fujitsu Semiconductor Limited.	None

Patent cross-license	Avago Technologies International Sales Pte. Limited	Sep. 29, 2018~ Dec. 31, 2023	Patent cross-license for semiconductor device related patents.	None

Patent cross-license	Katana Silicon Technologies, LLC	From Nov. 05, 2019	License for specific patents.	None

Technology license	United Semiconductor (Xiamen) Co., Ltd.	Apr. 01, 2017~ Mar. 31, 2032	UMC licensed its 28nm process technology to United Semiconductor (Xiamen) Co., Ltd.	UMC signed and implemented the contract in accordance with the scope approved by the Investment Commission, Ministry of Economic Affairs.

Technology license	United Semiconductor (Xiamen) Co., Ltd.	Nov. 23, 2018~ Nov. 22, 2028	UMC licensed its 80/90nm process technology to United Semiconductor (Xiamen) Co., Ltd.	UMC signed and implemented the contract in accordance with the scope approved by the Investment Commission, Ministry of Economic Affairs.

Patent cross-license	Polaris Innovation Limited	From Mar. 20, 2020	License for specific patents.	None

Construction

Contract Type	Contracted Party	Contract Date	Key Content	Restrictive Clause

Construction

Wholetech System Hitech Limited,

Organo Technology Co., Ltd.,

ECO Technical Services Co., Ltd.,

Asia IC Mic-process Inc.,

Nova Technology Corp.,

Allis Electric Co. Ltd.,

L&K Engineering Co. Ltd.,

Mega Union Technology Inc. and others.

		From Jan., 2021	For building the facilities of Fab 12A in the Southern Taiwan Science Park, UMC signed construction contracts with the vendors including but not limited to those major vendors listed in the second column. The total contracted amount exceeded NT$13.25 billion.	None

Construction	Xiamen Dobest Trading Co., Ltd., L&K Engineering (Suzhou) Co., Ltd., Hengyuan Allis Electric Co., Ltd., Top Chemical (Shenzhen) Co., Ltd. and others.	Jan. 01, 2021~ Dec. 31, 2022	United Semiconductor (Xiamen) Co., Ltd. entered into construction contracts with the vendors including but not limited to those major vendors listed in the second column for building fab facilities. The total contracted amount exceeded US$6.31 million.	None

Construction	L&K Engineering (Suzhou) Co., Ltd.	Sep. 20, 2022~ Dec. 31, 2022	United Semiconductor (Xiamen) Co., Ltd. entered into construction contracts with the vendor listed in the second column for building fab facilities. The total contracted amount exceeded RMB¥15.92 million (excluding tax).	None

Construction	Suzhou Topco Construction Ltd.	August 01, 2021~ Jun. 30, 2022	HeJian Technology (Suzhou) Co., Ltd. entered into construction contracts with the vendors listed in the second column for HeJian New Phosphorus Wastewater Treatment System. The total contracted amount exceeded RMB¥12.87 million (excluding tax).	None

Construction	L&K Engineering (Suzhou) Co., Ltd.	May 01, 2021~ March 31, 2022	HeJian Technology (Suzhou) Co., Ltd. entered into construction contracts with the vendors listed in the second column for expanding HeJian’s 85K manufacture capacity. The total contracted amount exceeded RMB¥108.8 million (excluding tax).	None

Construction	Rsea Constructional Engineering (Chongqing) Co., Ltd.	Feb. 08, 2022~ Mar. 30, 2023	HeJian Technology (Suzhou) Co., Ltd. entered into construction contracts with the vendor listed in the second column for HeJian new WH3 warehouse construction. The total contracted amount exceeded RMB¥32.37 million (excluding tax).	None

D.	Exchange Controls

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

Capital Gains

In 2015, an amendment to the R.O.C. Income Tax Act then in effect, which deleted the provisions regarding the capital gain from securities transaction was adopted and took effect from January 1, 2016. Accordingly, under the R.O.C. law currently in effect, gains realized on R.O.C. securities transactions are primarily exempt from income tax.

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

The following table provides information as of December 31, 2022 on our market risk sensitive financial instruments.

	As of December 31, 2022
	Carrying Amount	Fair Amount

	(in NT$ millions)
Time Deposits	126,317	126,317
Accounts Receivable (denominated in foreign currency)	27,657	27,657
Accounts Payable (denominated in foreign currency)	4,201	4,201
Bonds Payable	28,185	28,347
Long-term Loans	19,279	19,279

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The tables below provide information of UMC as of December 31, 2022 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Dates					As of December 31, 2022
	2023	2024	2025	2026	2027 and thereunder	Total	Fair Value

	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	3,152					3,152	3,152
Average Interest Rate	3.91%					3.91%	3.91%
Fixed Rate (SGD)
Average Interest Rate
Fixed Rate (RMB¥)
Average Interest Rate
Fixed Rate (NT$)	13,207					13,207	13,207
Average Interest Rate	0.92%					0.92%	0.92%
Short-term Loans:
Variable Rate (US$)
Average Interest Rate
Variable Rate ((NT$)
Average Interest Rate
Variable Rate (€)
Average Interest Rate
Variable Rate (¥ JPY)
Average Interest Rate
Variable Rate (RMB¥)
Average Interest Rate
Unsecured Long-term Loans:
Variable Rate (NT$)	667	667	666	800		2,800	2,800
Average Interest Rate	1.61%	1.61%	1.61%	1.78%		1.66%	1.66%
Variable Rate (US$)	5	11	25	14		55	55
Average Interest Rate	5.62%	5.62%	5.62%	5.62%		5.62%	5.62%
Variable Rate (RMB¥)	2	5	11	6		25	25
Average Interest Rate	3.95%	3.95%	3.95%	3.95%		3.95%	3.95%
Secured Long-term Loans:
Variable Rate (NT$)	103	102	91	50	5	351	351
Average Interest Rate	1.98%	1.98%	1.98%	1.98%	1.98%	1.98%	1.98%
Variable Rate (US$)
Average Interest Rate
Variable Rate (RMB¥)	346	143	852	710	1,181	3,232	3,232
Average Interest Rate	4.35%	4.35%	4.35%	4.35%	4.35%	4.35%	4.35%
Bonds:
Unsecured (NT$)
Fixed Rate
Unsecured (NT$)
Fixed Rate
Unsecured (NT$)		3,000				3,000	3,021
Fixed Rate		1.95%				1.95%	1.95%
Unsecured (NT$)		2,100				2,100	2,112
Fixed Rate		1.43%				1.43%	1.43%
Unsecured (NT$)		3,400				3,400	3,440
Fixed Rate		1.13%				1.13%	1.13%
Unsecured (NT$)				5,500		5,500	5,348
Fixed Rate				0.57%		0.57%	0.57%
Unsecured (NT$)				5,000		5,000	4,896
Fixed Rate				0.63%		0.63%	0.63%
Unsecured (NT$)					2,000	2,000	2,000
Fixed Rate					0.63%	0.63%	0.63%
Unsecured (NT$)					2,100	2,100	2,100
Fixed Rate					0.68%	0.68%	0.68%

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

As of December 31, 2022, we had no outstanding in foreign currency forward contracts to sell U.S. dollars against NT dollars. We believe we do not have material market risk as of December 31, 2022

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

Depositary Payments

In 2022, pursuant to the terms of the deposit agreement, we received reimbursement of US$3.0 million from JPMorgan Chase & Co., the depositary for our ADR program through December 31, 2022. The reimbursement was to cover our expense related to ADR program, including:

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

Disclosure Controls and Procedures

For the period ended on December 31, 2022, an evaluation has been performed under the supervision and with the participation of our management, including our Co-presidents and our Chief Financial Officer, regarding the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Co-presidents and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2022.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or the COSO criteria, as amended regularly. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2022, which is included immediately following this report.

Changes in Internal Control over Financial Reporting.

During 2022, there was no material change to our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of United Microelectronics Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, United Microelectronics Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 27, 2023 expressed an unqualified opinion thereon.

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

April 27, 2023

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

	Years ended December 31,
	2021	2022
	NT$	NT$	US$
	(in thousands)
Audit Fees (1)	56,226	61,540	2,003
Audit-related Fees (2)	7,577	3,367	110
Tax Fees (3)	3,719	3,785	123

Total	67,522	68,692	2,236

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

We have from time to time announced plans, which were not binding on us, to buy back our common shares up to a certain amount on the Taiwan Stock Exchange. On May 11, 2016, we announced our 17th share buy-back plan after our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$7.90 and NT$18.70 per share during the period from May 12, 2016 to July 11, 2016. On March 7, 2018, we announced our 18th share buy-back plan after our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$9.85 and NT$21.30 per share during the period from March 8, 2018 to May 7, 2018. On November 5, 2018, we announced our 19th share buy-back plan after our board of directors resolved to purchase up to 300 million shares on the Taiwan Stock Exchange at a price between NT$7.55 and NT$20.80 per share during the period from November 6, 2018 to January 5, 2019. On April 24, 2019, we announced our 20th share buy-back plan since our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$8.40 and NT$18.10 per share during the period from April 25, 2019 to June 24, 2019. On June 5, 2020, we announced our 21st share buy-back plan after our board of directors resolved to purchase up to 200 million shares on the Taiwan Stock Exchange at a price between NT$11.55 and NT$23.25 per share during the period from June 8, 2020 to August 7, 2020.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 17	FINANCIAL STATEMENTS
Not applicable.

ITEM 18	FINANCIAL STATEMENTS
The following is a list of the audited consolidated financial statements and report of independent registered public accounting firm included in this Annual Report beginning on page
F-1.

ITEM 19	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Articles of Incorporation of the Company as last amended on June 10, 2020(1)

2.1	Amended and Restated Deposit Agreement by and among the Company, JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder dated as of October 21, 2009(2)

2.2	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement among the Company, JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (3)

2.3	Description of Securities Registered Under Section 12 of the Exchange Act (17)

4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, R.O.C., the site of Fab 6A (in Chinese with English summary translation)(4)(P)

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8A and United Tower (in Chinese with English summary translation)(5)(P)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8C (in Chinese with English summary translation)(6)(P)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8D (in Chinese with English summary translation)(7)(P)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8E (in Chinese with English summary translation)(8)(P)

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8F (in Chinese with English summary translation)(9)(P)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, R.O.C., the site of Fab 12A (in Chinese with English summary translation)(10)(P)

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation)(11)

Exhibit Number	Description of Exhibits

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8S (in Chinese with English summary translation)(12)

4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab12i (summary)(13)

4.11	Merger Agreement, entered into as of April 29, 2009, among United Microelectronics Corporation, Infoshine Technology Limited and Best Elite International Limited(14)

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors and Officers(15)

11.2	Employee Code of Conduct(16)

*12.1	Certification of our Co-president pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Co-president pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.3	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Co-president pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Co-president pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.3	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document. the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the inline XBRL document)

*	Filed herewith.
(1)	Incorporated by reference to Exhibit 1.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-15128) filed with the Commission on April 18, 2014.
(2)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333- 162437) filed with the Commission on October 13, 2009.
(3)	Incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form F-6 (File No. 333- 172990) filed with the Commission on April 12, 2017.
(4)	Incorporated by reference to Exhibit 4.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(5)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(6)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(7)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(8)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.

(9)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(10)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(11)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.
(12)	Incorporated by reference to Exhibit 4.9 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(13)	Incorporated by reference to Exhibit 4.10 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(14)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 8, 2009.
(15)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on March 25, 2005.
(16)	Incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the Commission on May 26, 2006.
(17)	Incorporated by reference to Item 12.D. in this Annual Report on Form 20-F for the fiscal year ended December 31, 2022.
(P)	Paper exhibits

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

UNITED MICROELECTRONICS CORPORATION

By:	/s/ CHITUNG LIU
Name: Chitung Liu
Title: Director, Chief Financial Officer and Senior Vice President

Date: April 27, 2023

United Microelectronics Corporation and Subsidiaries
Consolidated Financial Statements for years ended December 31, 2020, 2021 and 2022
Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of United Microelectronics Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the Company) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2023 expressed an unqualified opinion thereon.
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

Valuation for Slow-Moving Inventories

Description of the Matter
As of December 31, 2022, the Company’s net inventories amounted to NT$31,070 million. As the semiconductor industry is characterized by rapid changes in technology, management ha
s
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
,
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
Taipei, Taiwan
Republic of China
April 27, 2023

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and 2022
(Expressed in Thousands, Except for Par Value)

		As of December 31,
	Notes	2021	2022
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	4, 6(1)	132,622,131	173,818,777	5,656,322
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	945,021	705,918	22,971
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	8,482,334	3,213,057	104,558
Financial assets measured at amortized cost, current	4, 6(4)	28,854,684	861,817	28,045
Contract assets, current	4, 6(21)	319,621	373,318	12,148
Accounts receivable, net	4, 6(5)	34,624,109	36,444,510	1,185,959
Accounts receivable-related parties, net	4, 7	566,338	530,577	17,266
Other receivables	4	857,233	1,807,999	58,835
Current tax assets	4	2,597	40,256	1,310
Inventories, net	4, 5, 6(6)	23,011,183	31,069,960	1,011,063
Other current assets	6(21)	2,988,182	3,504,849	114,053

Total current assets		233,273,433	252,371,038	8,212,530

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2), 7	19,501,274	17,784,651	578,739
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	11,353,331	11,976,543	389,735
Financial assets measured at amortized cost, noncurrent	4, 6(4)	8,786	7,491	244
Investments accounted for under the equity method	4, 6(7)	28,138,378	26,504,913	862,509
Property, plant and equipment	4, 6(8), 8	129,941,703	170,982,066	5,564,011
Right-of-use assets	4, 6(9), 8	7,126,845	7,611,991	247,706
Intangible assets	4, 6(10), 7	3,644,933	4,275,200	139,121
Deferred tax assets	4, 6(26)	5,478,269	5,226,236	170,070
Prepayment for equipment		8,322,874	19,439,559	632,592
Refundable deposits	8	2,358,549	2,749,691	89,479
Other noncurrent assets		1,806,966	5,716,204	186,014

Total non-current assets		217,681,908	272,274,545	8,860,220

Total assets		450,955,341	524,645,583	17,072,750

Liabilities and Equity
Current liabilities
Short-term loans	6(11), 6(28)	1,924,124	—	—
Financial liabilities at fair value through profit or loss, current	4, 6(12)	2,380,599	438,397	14,266
Contract liabilities, current	4, 6(21)	3,441,754	3,546,815	115,419
Accounts payable		8,364,158	8,982,418	292,301
Other payables	4, 6(20), 6(22), 7	21,417,215	31,279,208	1,017,872
Payables on equipment		7,875,927	18,632,245	606,321
Current tax liabilities	4	7,049,691	19,450,909	632,961
Lease liabilities, current	4, 6(9), 6(28)	557,873	537,314	17,485
Other financial liabilities, current	6(28), 9(6)	12,718,616	17,226,490	560,576
Current portion of long-term liabilities	4, 6(13), 6(14), 6(28)	37,331,970	7,586,644	246,881
Other current liabilities	4, 6(16), 6(17), 6(28), 7	5,187,451	4,928,283	160,374

Total current liabilities		108,249,378	112,608,723	3,664,456

Non-current liabilities
Contract liabilities, noncurrent	4, 6(21)	641,386	438,188	14,259
Bonds payable	4, 6(13), 6(28)	23,077,699	23,083,096	751,158
Long-term loans	6(14), 6(28)	16,751,896	16,794,289	546,511
Deferred tax liabilities	4, 6(26)	2,323,917	3,562,436	115,927
Lease liabilities, noncurrent	4, 6(9), 6(28)	4,510,881	5,199,781	169,209
Net defined benefit liabilities, noncurrent	4, 6(15)	3,877,321	2,869,402	93,375
Guarantee deposits	6(28)	14,261,029	30,518,585	993,120
Other noncurrent liabilities	4, 6(16), 6(18), 6(20), 6(28), 9(6)	12,886,787	6,760,135	219,985

Total non-current liabilities		78,330,916	89,225,912	2,903,544

Total liabilities		186,580,294	201,834,635	6,568,000

Commitments and contingencies	9
Equity attributable to the parent company
Capital	4, 6(19)
Common stock - NT$10 par value		124,832,476	125,047,490	4,069,232
Authorized: 26,000,000 thousand shares
Issued: 12,483,248 thousand shares as of December 31, 2021
Issued: 12,504,749 thousand shares as of December 31, 2022
Additional paid-in capital	4, 6(19), 6(20)
Premiums		39,889,798	3,215,160	104,626
Treasury stock transactions		6,790,108	7,425,869	241,649
Transactions with noncontrolling interests		478,696	534,109	17,380
Share-based payment		2,238,128	2,221,709	72,298
Other		683,866	1,746,172	56,823
Retained earnings	6(19)
Legal reserve		15,734,416	21,566,986	701,822
Special reserve		8,164,648	4,914,214	159,916
Unappropriated earnings		83,155,758	169,725,371	5,523,117
Other components of equity	4, 6(20)
Exchange differences on translation of foreign operations		(16,612,724)	(6,369,416)	(207,270)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		9,201,181	2,892,583	94,129
Unearned employee compensation		(2,212,441)	(1,831,030)	(59,585)
Treasury stock	4, 6(19), 6(20)	(8,192,044)	(8,621,948)	(280,571)

Total equity attributable to the parent company		264,151,866	322,467,269	10,493,566

Non-controlling interests	6(19)	223,181	343,679	11,184

Total equity		264,375,047	322,810,948	10,504,750

Total liabilities and equity		450,955,341	524,645,583	17,072,750

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2020, 2021 and 2022
(Expressed in Thousands, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2020	2021	2022
		NT$	NT$	NT$	US$
Operating revenues	4, 6(21), 7	176,820,914	213,011,018	278,705,264	9,069,485
Operating costs	4, 6(6), 6(10), 6(15), 6(20), 6(21), 6(22), 7	(137,823,813)	(140,961,389)	(152,940,887)	(4,976,925)

Gross profit		38,997,101	72,049,629	125,764,377	4,092,560

Operating expenses	4, 6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(4,152,242)	(4,671,599)	(4,182,929)	(136,119)
General and administrative expenses		(6,664,166)	(7,989,860)	(9,672,613)	(314,761)
Research and development expenses		(12,895,501)	(12,934,836)	(12,953,534)	(421,527)
Expected credit impairment gains (losses)		392,145	6,121	(2,723)	(89)

Subtotal		(23,319,764)	(25,590,174)	(26,811,799)	(872,496)

Net other operating income and expenses	4, 6(16), 6(23)	6,253,890	5,226,831	5,339,647	173,760

Operating income		21,931,227	51,686,286	104,292,225	3,393,824

Non-operating income and expenses
Interest income	4	737,913	575,719	2,022,314	65,809
Other income	4	698,155	1,653,006	2,163,043	70,389
Other gains and losses	4, 6(24), 6(29)	48,766	866,130	(1,134,540)	(36,920)
Finance costs	6(24)	(2,073,433)	(1,962,930)	(1,866,329)	(60,733)
Share of profit or loss of associates and joint ventures	4, 6(7)	1,300,263	5,193,495	1,626,103	52,916
Exchange gain, net	4	—	484,726	2,522,844	82,097
Exchange loss, net	4	(100,141)	—	—	—

Subtotal		611,523	6,810,146	5,333,435	173,558

Income from continuing operations before income tax		22,542,750	58,496,432	109,625,660	3,567,382
Income tax expense	4, 6(26)	(1,691,083)	(7,918,252)	(19,326,895)	(628,926)

Net income		20,851,667	50,578,180	90,298,765	2,938,456

Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	4, 6(15)	(192,581)	(197,477)	296,804	9,658
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4	4,815,361	5,811,342	(4,646,064)	(151,190)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		883,508	2,959,130	(1,694,965)	(55,156)
Income tax related to items that will not be reclassified subsequently	4, 6(26)	(211,419)	(417,076)	(6,999)	(228)

Subtotal		5,294,869	8,155,919	(6,051,224)	(196,916)

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(2,920,280)	(4,741,016)	9,292,308	302,385
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		60,317	(24,412)	91,442	2,976
Income tax related to items that may be reclassified subsequently	4, 6(26)	45,913	29,938	859,566	27,972

Subtotal		(2,814,050)	(4,735,490)	10,243,316	333,333

Total other comprehensive income (loss)		2,480,819	3,420,429	4,192,092	136,417

Total comprehensive income (loss)		23,332,486	53,998,609	94,490,857	3,074,873

Net income (loss) attributable to:
Shareholders of the parent		22,860,744	51,246,425	89,478,805	2,911,774
Non-controlling interests		(2,009,077)	(668,245)	819,960	26,682

		20,851,667	50,578,180	90,298,765	2,938,456

Comprehensive income (loss) attributable to:
Shareholders of the parent		25,214,910	54,666,873	93,670,889	3,048,191
Non-controlling interests		(1,882,424)	(668,264)	819,968	26,682

		23,332,486	53,998,609	94,490,857	3,074,873

Earnings per share (NTD)	4, 6(27)
Earnings per share-basic		1.93	4.27	7.40	0.24

Earnings per share-diluted		1.87	4.19	7.16	0.23

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended December 31, 2020
(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital			Retained Earnings			Other Components of Equity
	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non-Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2020	117,243,187	332,611	40,583,958	11,572,579	14,513,940	37,874,428	(8,936,550)	(2,266,311)	—	(8,413,992)	202,503,850	410,065	202,913,915
Appropriation and distribution of 2019 retained earnings
Legal reserve	—	—	—	963,947	—	(963,947)	—	—	—	—	—	—	—
Cash dividends	—	—	—	—	—	(9,765,155)	—	—	—	—	(9,765,155)	—	(9,765,155)
Special reserve reversed	—	—	—	—	(3,491,626)	3,491,626	—	—	—	—	—	—	—
Net income (loss) for the year ended December 31, 2020	—	—	—	—	—	22,860,744	—	—	—	—	22,860,744	(2,009,077)	20,851,667
Other comprehensive income (loss) for the year ended December 31, 2020	—	—	—	—	—	(157,529)	(2,940,703)	5,452,398	—	—	2,354,166	126,653	2,480,819

Total comprehensive income (loss)	—	—	—	—	—	22,703,215	(2,940,703)	5,452,398	—	—	25,214,910	(1,882,424)	23,332,486

Share-based payment transaction	2,000,300	—	2,628,061	—	—	—	—	—	(3,667,395)	1,678,272	2,639,238	—	2,639,238
Conversion of convertible bonds	4,980,528	(332,611)	1,862,366	—	—	—	—	—	—	—	6,510,283	—	6,510,283
Treasury stock acquired	—	—	—	—	—	—	—	—	—	(1,678,272)	(1,678,272)	—	(1,678,272)
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	—	(294)	—	—	33,378	—	(33,378)	—	—	(294)	—	(294)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(51,565)	(51,565)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	—	—	(106,879)	—	—	—	—	—	—	—	(106,879)	106,879	—
Changes in subsidiaries’ ownership	—	—	(1,218)	—	—	(816,632)	—	—	—	—	(817,850)	(10,331)	(828,181)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	—	192,042	—	—	—	—	—	—	(7,782)	184,260	—	184,260
Disposal of equity instruments investments measured at fair value through other comprehensive income	—	—	—	—	—	1,825,365	—	(1,825,365)	—	—	—	—	—
Non-Controlling Interests	—	—	—	—	—	—	—	—	—	—	—	(551,608)	(551,608)
Others	—	—	(705,049)	—	—	(952,836)	—	—	—	—	(1,657,885)	2,092,340	434,455

Balance as of December 31, 2020	124,224,015	—	44,452,987	12,536,526	11,022,314	53,429,442	(11,877,253)	1,327,344	(3,667,395)	(8,421,774)	223,026,206	113,356	223,139,562

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended December 31, 2021
(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital		Retained Earnings			Other Components of Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non-Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2021	124,224,015	44,452,987	12,536,526	11,022,314	53,429,442	(11,877,253)	1,327,344	(3,667,395)	(8,421,774)	223,026,206	113,356	223,139,562
Appropriation and distribution of 2020 retained earnings
Legal reserve	—	—	3,197,890	—	(3,197,890)	—	—	—	—	—	—	—
Cash dividends	—	—	—	—	(19,875,842)	—	—	—	—	(19,875,842)	—	(19,875,842)
Special reserve reversed	—	—	—	(2,857,666)	2,857,666	—	—	—	—	—	—	—
Net income (loss) for the year ended December 31, 2021	—	—	—	—	51,246,425	—	—	—	—	51,246,425	(668,245)	50,578,180
Other comprehensive income (loss) for the year ended December 31, 2021	—	—	—	—	(148,768)	(4,735,471)	8,304,687	—	—	3,420,448	(19)	3,420,429

Total comprehensive income (loss)	—	—	—	—	51,097,657	(4,735,471)	8,304,687	—	—	54,666,873	(668,264)	53,998,609

Share-based payment transaction	(2,617)	293,374	—	—	—	—	—	1,454,954	—	1,745,711	—	1,745,711
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	(540)	—	—	430,850	—	(430,850)	—	—	(540)	—	(540)
Changes in subsidiaries’ ownership	—	—	—	—	(1,009,440)	—	—	—	—	(1,009,440)	(11,126)	(1,020,566)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	961,003	—	—	—	—	—	—	109,929	1,070,932	—	1,070,932
Non-Controlling Interests	—	—	—	—	—	—	—	—	—	—	23,430	23,430
Share exchange	611,078	3,930,986	—	—	—	—	—	—	119,801	4,661,865	—	4,661,865
Others	—	442,786	—	—	(576,685)	—	—	—	—	(133,899)	765,785	631,886

Balance as of December 31, 2021	124,832,476	50,080,596	15,734,416	8,164,648	83,155,758	(16,612,724)	9,201,181	(2,212,441)	(8,192,044)	264,151,866	223,181	264,375,047

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended December 31, 2022
(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital		Retained Earnings			Other Components of Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non-Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Balance as of January 1, 2022	124,832,476	50,080,596	15,734,416	8,164,648	83,155,758	(16,612,724)	9,201,181	(2,212,441)	(8,192,044)	264,151,866	223,181	264,375,047
Impact of retroactive applications	—	—	—	—	(153,843)	—	—	—	—	(153,843)	(66,089)	(219,932)

Adjusted balance as of January 1, 2022	124,832,476	50,080,596	15,734,416	8,164,648	83,001,915	(16,612,724)	9,201,181	(2,212,441)	(8,192,044)	263,998,023	157,092	264,155,115

Appropriation and distribution of 2021 retained earnings
Legal reserve	—	—	5,832,570	—	(5,832,570)	—	—	—	—	—	—	—
Special reserve reversed	—	—	—	(3,250,434)	3,250,434	—	—	—	—	—	—	—
Cash distributed from additional paid-in capital	—	(37,446,370)	—	—	—	—	—	—	—	(37,446,370)	—	(37,446,370)
Net income for the year ended December 31, 2022	—	—	—	—	89,478,805	—	—	—	—	89,478,805	819,960	90,298,765
Other comprehensive income (loss) for the year ended December 31, 2022	—	—	—	—	258,171	10,243,308	(6,309,395)	—	—	4,192,084	8	4,192,092

Total comprehensive income (loss)	—	—	—	—	89,736,976	10,243,308	(6,309,395)	—	—	93,670,889	819,968	94,490,857

Share-based payment transaction	215,014	755,313	—	—	(1,490)	—	—	381,411	—	1,350,248	1,490	1,351,738
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	55,392	—	—	(797)	—	797	—	—	55,392	—	55,392
Changes in subsidiaries’ ownership	—	—	—	—	(429,097)	—	—	—	—	(429,097)	(1,339)	(430,436)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	635,761	—	—	—	—	—	—	(429,904)	205,857	—	205,857
Non-Controlling Interests	—	—	—	—	—	—	—	—	—	—	5,456	5,456
Others	—	1,062,327	—	—	—	—	—	—	—	1,062,327	(638,988)	423,339

Balance as of December 31, 2022	125,047,490	15,143,019	21,566,986	4,914,214	169,725,371	(6,369,416)	2,892,583	(1,831,030)	(8,621,948)	322,467,269	343,679	322,810,948

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020, 2021 and 2022
(Expressed in Thousands)

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income before tax	22,542,750	58,496,432	109,625,660	3,567,382
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	46,163,693	44,179,632	41,328,374	1,344,887
Amortization	2,744,383	2,894,942	2,841,334	92,461
Expected credit impairment losses (gains)	(392,145)	(6,121)	2,723	89
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	(2,011,403)	(2,892,470)	1,247,962	40,610
Interest expense	2,004,418	1,868,089	1,785,311	58,097
Interest income	(737,913)	(575,719)	(2,022,314)	(65,809)
Dividend income	(698,155)	(1,653,006)	(2,163,043)	(70,389)
Share-based payment	959,219	1,745,745	1,351,738	43,988
Share of profit of associates and joint ventures	(1,300,263)	(5,193,495)	(1,626,103)	(52,916)
Gain on disposal of property, plant and equipment	(1,137,320)	(143,735)	(482,983)	(15,717)
Loss (gain) on disposal of investments	91,070	16,388	(50,553)	(1,645)
Loss on repurchases of bonds	—	—	203,851	6,634
Exchange loss (gain) on financial assets and liabilities	(1,386,657)	(505,434)	2,436,159	79,276
Loss (gain) on lease modification	(1,765)	6	(1,162)	(38)
Amortization of deferred government grants	(3,994,818)	(4,069,055)	(4,163,746)	(135,495)
Others	—	243,447	—	—

Income and expense adjustments	40,302,344	35,909,214	40,687,548	1,324,033
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	876,876	119,904	14,825	483
Contract assets	(49,108)	(81,887)	(47,842)	(1,557)
Notes receivable and accounts receivable	(1,501,100)	(8,590,622)	(1,115,482)	(36,299)
Other receivables	(224,488)	134,111	(914,736)	(29,767)
Inventories	(1,014,039)	(871,589)	(7,637,528)	(248,537)
Other current assets	2,981,984	(227,852)	(4,041,038)	(131,501)
Contract fulfillment costs	4,200	(71,828)	(97,027)	(3,157)
Contract liabilities	1,072,225	1,637,105	(252,594)	(8,220)
Accounts payable	(944,909)	688,652	490,949	15,976
Other payables	2,247,473	4,092,040	9,230,484	300,374
Other current liabilities	(593,710)	(506,837)	791,279	25,750
Net defined benefit liabilities	(55,300)	(482,809)	(711,115)	(23,141)
Other noncurrent liabilities	53,743	71,430	(8,039)	(262)

Cash generated from operations	65,698,941	90,315,464	146,015,344	4,751,557
Interest received	758,235	505,379	1,852,783	60,292
Dividend received	1,041,972	3,006,829	4,132,529	134,479
Interest paid	(1,735,327)	(1,539,069)	(1,422,337)	(46,285)
Income tax paid	(18,629)	(1,936,712)	(4,717,790)	(153,524)

Net cash provided by operating activities	65,745,192	90,351,891	145,860,529	4,746,519

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(1,118,572)	(921,916)	(1,041,792)	(33,902)
Proceeds from disposal of financial assets at fair value through profit or loss	326,127	439,145	773,318	25,165
Acquisition of financial assets measured at amortized cost	(18,422,183)	(37,141,310)	(1,682,788)	(54,760)
Proceeds from redemption of financial assets measured at amortized cost	5,984,342	22,132,639	30,179,933	982,100
Acquisition of investments accounted for under the equity method	(59,900)	—	—	—
Proceeds from disposal of investments accounted for under the equity method	30,611	—	—	—
Increase in prepayment for investments	—	(5,025)	—	—
Proceeds from capital reduction and liquidation of investments	27,200	42,150	—	—
Disposal of subsidiary	(785,772)	714,358	—	—
Acquisition of property, plant and equipment	(26,345,302)	(48,034,633)	(80,127,628)	(2,607,472)
Proceeds from disposal of property, plant and equipment	1,737,125	216,314	669,282	21,779
Increase in refundable deposits	(160,254)	(274,015)	(558,491)	(18,174)
Decrease in refundable deposits	448,893	220,750	186,175	6,058
Acquisition of intangible assets	(2,009,031)	(1,924,924)	(2,756,155)	(89,689)
Government grants related to assets acquisition	242,264	2,498,984	173,909	5,659
Increase in other noncurrent assets	(7,049)	(125,917)	(243,084)	(7,910)
Decrease in other noncurrent assets	—	—	55	2

Net cash used in investing activities	(40,111,501)	(62,163,400)	(54,427,266)	(1,771,144)

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020, 2021 and 2022
(Expressed in Thousands)

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase in short-term loans	16,271,732	7,205,015	228,980	7,451
Decrease in short-term loans	(17,205,124)	(16,179,231)	(2,194,664)	(71,418)
Cash payments for the principal portion of the lease liability	(726,626)	(699,680)	(712,854)	(23,197)
Proceeds from bonds issued	—	25,760,800	—	—
Bonds issuance costs	—	(57,108)	—	—
Redemption of bonds	(13,702,875)	(2,000,000)	(13,305,050)	(432,966)
Proceeds from long-term loans	13,528,900	15,560,661	2,319,371	75,476
Repayments of long-term loans	(13,391,980)	(11,472,124)	(21,135,630)	(687,785)
Increase in guarantee deposits	303,720	14,812,963	15,823,396	514,917
Decrease in guarantee deposits	(363,539)	(593,555)	(838,455)	(27,285)
Cash dividends and cash distributed from additional paid-in capital	(9,765,694)	(19,871,129)	(37,445,300)	(1,218,526)
Treasury stock acquired	(1,678,272)	—	—	—
Treasury stock sold to employees	1,677,900	—	—	—
Change in non-controlling interest s	(551,608)	23,430	5,456	178
Others	2,120	65	—	—

Net cash provided by (used in) financing activities	(25,601,346)	12,490,107	(57,254,750)	(1,863,155)

Effect of exchange rate changes on cash and cash equivalents	(1,476,786)	(2,104,503)	7,018,133	228,380

Net increase (decrease) in cash and cash equivalents	(1,444,441)	38,574,095	41,196,646	1,340,600
Cash and cash equivalents at beginning of year	95,492,477	94,048,036	132,622,131	4,315,722

Cash and cash equivalents at end of year	94,048,036	132,622,131	173,818,777	5,656,322

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
The address of its registered office and principal place of business is No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 12.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE
The consolidated financial statements of the Company were approved and authorized for issue by the audit committee of the Board of Directors on April
26
, 2023.

3.	NEW ACCOUNTING PRONOUNCEMENT UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

(1)
The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which have been issued by the International Accounting Standards Board (IASB) and become effective for annual periods beginning on or after January 1, 2022. Except for the standards and interpretations disclosed below, there are no newly adopted or revised ones that have material impact on the Company’s financial position and performance.

a.	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37 )
The amendments clarify what costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous, which specifying that the cost of fulfilling a contract comprises the costs that relate directly to the contract. The amendments are effective for contracts for which the Company has not yet fulfilled all its obligations on or after January 1, 2022 (the date of initial application). In accordance with the transitional provisions of IAS 37, the Company did not restate the comparative information and recognized the cumulative effect of initially applying the amendments, which resulted in an increase in other current liabilities of NT$220 million, a decrease in retained earnings of NT$154 million and a decrease in non-controlling
interest of NT$66 million, respectively, as of January 1, 2022.

(2)	The Company has not adopted the following new, revised or amended IFRSs that have been issued by the IASB but not yet effective:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
Amendments to IAS 1 “Presentation of Financial Statements” - Disclosure Initiative - Accounting Policies	January 1, 2023

Amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of Accounting Estimates	January 1, 2023

Amendment to IAS 12 “Income Taxes” - Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB

IFRS 17 “Insurance Contracts”	January 1, 2023

Amendments to IAS 1 “Presentation of Financial Statements” - Classification of Liabilities as Current or Non-current	January 1, 2024

Amendments to IFRS 16 “Leases” - Lease Liability in a Sale and Leaseback	January 1, 2024

Amendments to IAS 1 “Presentation of Financial Statements” - Non-current Liabilities with Covenants	January 1, 2024

(3)	The potential effects of adopting the standards or interpretations issued by IASB on the Company’s financial statements in future periods are summarized as below:

a.	IAS 1 “Presentation of Financial Statements” (IAS 1) - Disclosure Initiative - Accounting Policies (Amendment )
The amendments improve accounting policy disclosures that to provide more useful information to investors and other primary users of the financial statements.

b.	IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (IAS 8) - Definition of Accounting Estimates ( Amendment )
The amendments introduce the definition of accounting estimates and included other amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to help companies distinguish changes in accounting estimates from changes in accounting policies.

c.	IAS 12 “Income Taxes” (IAS 12) - Deferred Tax related to Assets and Liabilities arising from a Single Transaction ( Amendment )

The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

d.
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

e.	IFRS 17 “Insurance Contracts” (IFRS 17)
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

IFRS 17 was issued in May 2017 and it was amended in 2020 and 2021. The amendments include deferral of the date of initial application of IFRS 17 by two years to annual beginning on or after 1 January 2023 (from the original effective date of 1 January 2021); provide additional transition reliefs; simplify some requirements to reduce the costs of applying IFRS 17 and revise some requirements to make the results easier to explain. IFRS 17 replaces an interim Standard - IFRS 4 Insurance Contracts - from annual reporting periods beginning on or after 1 January 2023.

f.	IAS 1 “Presentation of Financial Statements” (IAS 1 ) - Classification of Liabilities as Current or Non-current ( Amendment )
These are the amendments to paragraphs
69-76
of IAS 1 presentation of financial statements and the amended paragraphs related to the classification of liabilities as current or non-current.

g.	IFRS 16 “Leases” (IFRS 16) - Lease Liability in a Sale and Leaseback (Amendment )
The amendments add seller-lessee additional requirements for the sale and leaseback transactions in IFRS 16, thereby supporting the consistent application of the standard.

h.	IAS 1 “Presentation of Financial Statements” (IAS 1) - Non-current Liabilities with Covenants (Amendment )
The amendments improved the information companies provide about long-term debt with covenants. The amendments specify that covenants to be complied within twelve months after the reporting period do not affect the classification of debt as current or non-current at the end of the reporting period.
The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (e) - (h) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed. The rest of the standards listed are not expected to have material impact on the Company’s financial position and performance.

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

b.	The consolidated entities as of December 31, 2021 and 2022 were as follows:

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2021	2022
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2021	2022
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD. (USJC)	Sales and manufacturing of integrated circuits	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	80.37	80.14
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00
WAVETEK-SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HJ)	Sales and manufacturing of integrated circuits	99.9985	99.9985

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2021	2022
HJ	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. (UDS)	Integrated circuits design services	100.00	100.00
UNITED MICROCHIP CORPORATION and HJ	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	69.95	71.86

(4)	Business Combinations and Goodwill
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

(7)	Convenience Translation into U.S. Dollars
Translations of amounts from NTD into U.S. dollars (USD) for the reader’s convenience were calculated at the rate of USD1.00 to NTD
30.73
on December 30, 2022 released by Board of Governors of the Federal Reserve System. No representation is made that the NTD amounts could have been, or could be, converted into USD at this rate.

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
Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property, plant and equipment comprises the acquisition cost, the costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of costs for dismantling, removing the item and restoring the site on which it is located. Significant renewals, improvements and major inspections meeting the recognition criteria are treated as capital expenditures, and the carrying amounts of those replaced parts are derecognized. Maintenance and repairs are recognized in expenses as incurred. Any gain or loss arising from derecognition of the assets is recognized in other operating income and expenses.
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
Except for land, which is not depreciated, the depreciation of the assets is calculated mainly over the following estimated useful lives : buildings - 20 to 56 years; machinery and equipment - 6 years; transportation equipment - 6 years; furniture and fixtures - 6 years; leasehold improvement - the shorter of lease terms or useful lives.

(14)	Lease
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
low-value
asset leases as expenses on a straight-line basis over the lease terms.

(1 5 )	Intangible Assets
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
non-current.

d.	Others are mainly the intellectual property license fees, amortized over the shorter of the contract term or estimated useful life (3 years) of the related technology on a straight-line basis.

(1 6 )	Impairment of Non-Financial Assets
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
The recognition or reversal of impairment losses is classified as other operating income and expenses.

(1 7 )	Bonds
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

(1 8 )	Post-Employment Benefits
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

(20)	Decommissioning Liabilities
The amount of the decommissioning liability, arising from dismantling, removing the items of property, plant and equipment and restoring the site on which they are located, are provided at the present value of expected costs to settle the obligation using estimated cash flows, while the decommissioning costs are recognized as part of the cost of the particular items. The discount rate shall be a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the decommissioning liability. The periodic unwinding of the discount shall be recognized in profit or loss as a finance cost as it occurs. The estimated future costs of decommissioning are reviewed at the end of each reporting period and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the items of property, plant and equipment.

(2 1 )	Treasury Stock
UMC’s own equity instruments repurchased (treasury stocks) are recognized at repurchase cost and deducted from equity. No gain or loss shall be recognized in profit or loss on the purchase, sale, issue or cancellation of UMC’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in equity.

(2 2 )	Share-Based Payment Transactions
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
Undistributed earnings, calculated based on Business Entity Accounting Act are subject to a tax in accordance with the Income Tax Law of the R.O.C.. Accordingly, the undistributed tax impact is provided in the period the income is earned, assuming that no earnings are distributed. Any reduction in the liability will be recognized when the income is distributed upon the shareholders’ approval in the subsequent year. Tax on undistributed earnings may be offset by the Company’s available tax credits carried forward, where applicable. As such, the incremental tax accrued on undistributed earnings may be offset by a corresponding reduction in deferred income tax assets, where applicable.
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

The Company has considered whether it is probable that a taxation authority will accept the uncertain tax treatments used in its income tax filings. If the Company concludes that it is probable that the taxation authority will accept an uncertain tax treatment, the Company determines the taxable profit, tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatments used or planned to be used in its income tax filings. If it is not probable that the taxation authority will accept an uncertain tax treatment, the Company makes estimates using either the most likely amount or the expected value of the tax treatment, depending on which method the Company expects to better predict the resolution of the uncertainty. The Company reassesses a judgement or estimate if the facts and circumstance ch
a
nge.

(25)	Earnings per Share
Earnings per share is computed according to IAS 33 “Earnings per Share”. Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional ordinary shares that would have been outstanding if the dilutive share equivalents had been issued. Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average number of shares outstanding is adjusted retroactively for stock dividends and employee stock compensation issues.

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
pandemic, the process of estimation has become more challenging. Actual results could differ from those estimates, and as such, differences may be material to the co nsoli
dated financial statements.

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
Inventories are valued at the lower of cost and net realizable value item by item. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Please refer to Note 6(6). Costs of completion include direct labor and overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, supplies, utilities and royalties that is expected to be incurred at normal production level. The Company estimates normal production level taking into account loss of capacity resulting from planned maintenance, based on historical experience and current production capacity.

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Cash on hand and petty cash	$5,684	$6,023
Checking and savings accounts	33,738,883	42,422,443
Time deposits	88,876,572	125,467,386
Repurchase agreements collateralized by government bonds and corporate notes	10,000,992	5,922,925

Total	$132,622,131	$173,818,777

(2)	Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$13,289,438	$10,275,563
Preferred stocks	2,602,622	2,939,939
Funds	3,862,932	5,044,702
Convertible bonds	691,303	230,365

Total	$20,446,295	$18,490,569

Current	$945,021	$705,918
Non-current	19,501,274	17,784,651

Total	$20,446,295	$18,490,569

UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., exchanged shares with CHIPBOND TECHNOLOGY CORPORATION (CHIPBOND) on November 5, 2021, and obtained 14 million common shares newly issued by CHIPBOND. Please refer to Note 6(19) for further information.

(3)	Financial Assets at Fair Value through Other Comprehensive Income

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Equity instruments
Common stocks	$19,683,806	$15,007,053
Preferred stocks	151,859	182,547

Total	$19,835,665	$15,189,600

Current	$8,482,334	$3,213,057
Non-current	11,353,331	11,976,543

Total	$19,835,665	$15,189,600

The fair value of each investment in equity instrument to be measured at fair value through other comprehensive income is as follows:

		As of December 31,
Type of securities	Name of securities	2021	2022
		NT$	NT$
		(In Thousands)	(In Thousands)
Common stock	SILICON INTEGRATED SYSTEMS CORP.	$3,407,886	$2,316,197
Common stock	UNIMICRON HOLDING LIMITED	1,461,098	2,847,385
Common stock	ITE TECH. INC.	1,514,658	1,023,266
Common stock	CHIPBOND TECHNOLOGY CORPORATION	3,546,027	3,051,603
Common stock	NOVATEK MICROELECTRONICS CORP. (NOVATEK)	8,863,632	5,188,267
Common stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	890,505	580,335
Preferred stock	MTIC HOLDINGS PTE. LTD.	151,859	182,547

a.
These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income. UMC exchanged shares with CHIPBOND on November 5, 2021, and obtained 53 million common shares newly issued by CHIPBOND for the strategic cooperation between the Company and CHIPBOND. Please refer to Note 6(19) for further information.

b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the years ended December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Held at end of period	$465,679	$1,431,931
Derecognized during the period	—	—

Total	$465,679	$1,431,931

c.
UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

(4)	Financial assets measured at amortized cost

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial assets measured at amortized cost
Time deposits with original maturities over three months	$28,843,470	$849,308
Bonds	20,000	20,000

Total	$28,863,470	$869,308

Current	$28,854,684	$861,817
Non-current	8,786	7,491

Total	$28,863,470	$869,308

(5)	Accounts Receivable, Net

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Accounts receivable	$34,818,600	$36,653,611
Less: loss allowance	(194,491)	(209,101)

Net	$34,624,109	$36,444,510

Aging analysis of accounts receivable:
	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Neither past due	$30,758,397	$30,545,437

Past due:
≤ 30 days	3,294,617	5,303,765
31 to 60 days	138,854	130,408
61 to 90 days	8,026	3,247
91 to 120 days	43,413	7,886
≥ 121 days	575,293	662,868

Subtotal	4,060,203	6,108,174

Total	$34,818,600	$36,653,611

Movement of loss allowance for accounts receivable:

	For the years ended December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)

Beginning balance	$206,084	$194,491
Net recognition (reversal) for the period	(11,593)	14,610

Ending balance	$194,491	$209,101

The collection periods for third party domestic sales and third party overseas sales were month-end
30-60
days and net 30-60 days, respectively.
An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the years ended December 31, 2020, 2021 and 2022, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(6)	Inventories, Net

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Raw materials	$3,371,520	$6,335,428
Supplies and spare parts	5,106,770	7,161,216
Work in process	14,043,143	14,897,926
Finished goods	489,750	2,675,390

Total	$23,011,183	$31,069,960

a.
For the years ended December 31, 2020, 2021 and 2022, the Company recognized NT$133,143 million, NT$135,856 million and NT$145,979 million, respectively, in operating costs, of which NT$272 million
 and
 NT$426
million in 2020 and 2021, respectively, were related to reversal of write-down of inventories, and NT$98 million in 2022 was related to write-down of inventories.

b.	None of the aforementioned inventories were pledged.

(7)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2021		2022
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
	NT$		NT$
	(In Thousands)		(In Thousands)
Listed companies
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,767,821	13.78	$1,862,245	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note B)	10,337,813	13.30	13,285,169	13.27
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note C)	—	45.44	—	45.44
PURIUMFIL INC.	7,253	44.45	14,622	40.00
UNITECH CAPITAL INC.	976,559	42.00	426,070	42.00
TRIKNIGHT CAPITAL CORPORATION	4,044,867	40.00	2,117,678	40.00
HSUN CHIEH CAPITAL CORP.	229,598	40.00	210,690	40.00
HSUN CHIEH INVESTMENT CO., LTD.	3,437,053	36.49	2,980,984	36.49
YANN YUAN INVESTMENT CO., LTD.	7,013,118	28.22	5,455,743	26.78
UNITED LED CORPORATION HONG KONG LIMITED	98,954	25.14	97,156	25.14
VSENSE CO., LTD. (Note C)	—	23.98	—	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note D)	225,342	10.38	54,556	10.38

Total	$28,138,378		$26,504,913

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
The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$12,106 million and NT$15,147 million, as of December 31, 2021 and 2022, respectively. The fair value of these investments were NT$53,491 million and NT$28,416 million as of December 31, 2021 and 2022, respectively.

Although the Company is the largest shareholder of some associates; after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but owns significant influence over the aforementioned associates.
None of the aforementioned associates were pledged.

b.	Financial information of associates:
There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2020, 2021 and 2022 were NT
$(53) million, NT$(30) million and NT$103 million, respectively, which were not included in the following table.
The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Profit from continuing operations	$1,300,263	$5,193,495	$1,626,103
Other comprehensive income (loss)	973,946	2,965,202	(1,706,960)

Total comprehensive income (loss)	$2,274,209	$8,158,697	$(80,857)

(8)	Property, Plant and Equipment

a.	2021
Assets Used by the Company:
Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2021	$1,690,613	$37,257,510	$871,569,325	$54,898	$6,908,778	$63,774	$16,529,296	$934,074,194
Additions	—	—	—	—	—	—	38,284,083	38,284,083
Disposals	—	(20,455)	(3,587,695)	(791)	(5,010)	—	(22,822)	(3,636,773)
Transfers and reclassifications	(96,439)	114,081	35,718,256	2,158	433,504	204	(31,692,267)	4,479,497
Exchange effect	(102,831)	(523,656)	(5,893,187)	(306)	(32,098)	(2,696)	(242,257)	(6,797,031)

As of December 31, 2021	$1,491,343	$36,827,480	$897,806,699	$55,959	$7,305,174	$61,282	$22,856,033	$966,403,970

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2021	$—	$19,851,288	$777,687,345	$42,732	$5,715,339	$49,963	$—	$803,346,667
Depreciation	—	1,474,241	41,329,061	5,310	531,085	7,247	—	43,346,944
Disposals	—	(20,455)	(3,580,477)	(791)	(5,003)	—	—	(3,606,726)
Transfers and reclassifications	—	1,645	125,413	—	—	—	—	127,058
Exchange effect	—	(121,750)	(4,656,461)	(143)	(19,038)	(2,085)	—	(4,799,477)

As of December 31, 2021	$—	$21,184,969	$810,904,881	$47,108	$6,222,383	$55,125	$—	$838,414,466

Net carrying amount:
As of December 31, 2021	$1,491,343	$15,642,511	$86,901,818	$8,851	$1,082,791	$6,157	$22,856,033	$127,989,504

Assets Subject to Operating Leases:
Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2021	$459,622	$2,451,311	$125,413	$1,315,633	$4,351,979
Transfers and reclassifications	96,439	(18,542)	(125,413)	—	(47,516)
Exchange effect	(7,051)	(10,380)	—	(2,930)	(20,361)

As of December 31, 2021	$549,010	$2,422,389	$—	$1,312,703	$4,284,102

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2021	$—	$1,007,545	$125,413	$1,171,885	$2,304,843
Depreciation	—	94,130	—	67,347	161,477
Transfers and reclassifications	—	(1,645)	(125,413)	—	(127,058)
Exchange effect	—	(4,917)	—	(2,442)	(7,359)

As of December 31, 2021	$—	$1,095,113	$—	$1,236,790	$2,331,903

Net carrying amount:
As of December 31, 2021	$549,010	$1,327,276	$—	$75,913	$1,952,199

b.	2022
Assets Used by the Company:
Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2022	$1,491,343	$36,827,480	$897,806,699	$55,959	$7,305,174	$61,282	$22,856,033	$966,403,970
Additions	—	325,943	—	—	—	—	72,270,938	72,596,881
Disposals	—	(69,897)	(6,391,003)	—	(27,782)	(2,414)	(69,640)	(6,560,736)
Transfers and reclassifications	—	219,666	46,548,734	8,154	730,317	421	(39,772,778)	7,734,514
Exchange effect	(21,127)	294,577	15,855,258	810	54,284	3,786	79,390	16,266,978

As of December 31, 2022	$1,470,216	$37,597,769	$953,819,688	$64,923	$8,061,993	$63,075	$55,363,943	$1,056,441,607

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2022	$—	$21,184,969	$810,904,881	$47,108	$6,222,383	$55,125	$—	$838,414,466
Depreciation	—	1,443,545	38,565,229	3,946	456,017	2,816	—	40,471,553
Disposals	—	(69,489)	(6,331,532)	—	(27,421)	(2,404)	—	(6,430,846)
Transfers and reclassifications	—	161	(4,913)	—	(176)	—	—	(4,928)
Exchange effect	—	172,320	14,604,120	543	46,714	3,846	—	14,827,543

As of December 31, 2022	$—	$22,731,506	$857,737,785	$51,597	$6,697,517	$59,383	$—	$887,277,788

Net carrying amount:
As of December 31, 2022	$1,470,216	$14,866,263	$96,081,903	$13,326	$1,364,476	$3,692	$55,363,943	$169,163,819

Assets Subject to Operating Leases:
Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2022	$549,010	$2,422,389	$—	$1,312,703	$4,284,102
Disposals	—	—	—	(660)	(660)
Transfers and reclassifications	—	(1,226)	6,345	15,562	20,681
Exchange effect	(3,223)	22,084	—	6,686	25,547

As of December 31, 2022	$545,787	$2,443,247	$6,345	$1,334,291	$4,329,670

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)

As of January 1, 2022	$—	$1,095,113	$—	$1,236,790	$2,331,903
Depreciation	—	94,644	—	60,229	154,873
Disposals	—	—	—	(660)	(660)
Transfers and reclassifications	—	(161)	6,345	211	6,395
Exchange effect	—	13,216	—	5,696	18,912
As of December 31, 2022	$—	$1,202,812	$6,345	$1,302,266	$2,511,423

Net carrying amount:
As of December 31, 2022	$545,787	$1,240,435	$—	$32,025	$1,818,247

c.	Details of interest expense capitalized were as follows:

	For the years ended December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Interest expense capitalized	$—	$1,661

Interest rates applied	—	1.44% - 1.61%

d.	Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases
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

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Land (including land use right)	$4,877,702	$5,714,166
Buildings	284,011	124,420
Machinery and equipment	1,940,084	1,748,244
Transportation equipment	18,704	21,485
Other equipment	6,344	3,676

Net	$7,126,845	$7,611,991

	For the years ended December 31,
	2021	2022
	NT$	NT$
Depreciation	(In Thousands)	(In Thousands)
Land (including land use right)	$325,268	$359,007
Buildings	121,373	119,641
Machinery and equipment	210,188	206,445
Transportation equipment	9,858	12,287
Other equipment	4,524	4,568

Total	$671,211	$701,948

i.	For the years ended December 31, 2021 and 2022, the Company’s addition to right-of-use assets amounted to NT$207 million and NT$1,130 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Current	$557,873	$537,314
Non-current	4,510,881	5,199,781

Total	$5,068,754	$5,737,095

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.	The Company as a lessor
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

(10)	Intangible Assets
2021
Cost
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2021	$15,012	$4,264,558	$4,530,465	$3,497,252	$12,307,287
Additions	—	1,333,882	56,331	330,976	1,721,189
Write-off	—	(587,102)	—	(458,295)	(1,045,397)
Reclassifications	—	(758)	—	—	(758)
Exchange effect	—	(165,543)	(95,632)	(21,862)	(283,037)

As of December 31, 2021	$15,012	$4,845,037	$4,491,164	$3,348,071	$12,699,284

Accumulated Amortization and Impairment
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2021	$7,398	$2,035,028	$2,852,037	$2,534,911	$7,429,374
Amortization	—	1,566,948	538,874	747,617	2,853,439
Write-off	—	(587,102)	—	(458,295)	(1,045,397)
Exchange effect	—	(101,050)	(66,244)	(15,771)	(183,065)

As of December 31, 2021	$7,398	$2,913,824	$3,324,667	$2,808,462	$9,054,351

Net carrying amount:
As of December 31, 2021	$7,614	$1,931,213	$1,166,497	$539,609	$3,644,933

2022
Cost
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2022	$15,012	$4,845,037	$4,491,164	$3,348,071	$12,699,284
Additions	—	2,713,534	—	480,880	3,194,414
Write-off	—	(1,857,289)	(1,344,682)	(869,940)	(4,071,911)
Reclassifications	—	(10,721)	—	—	(10,721)
Exchange effect	—	(20,774)	275,950	(5,027)	250,149

As of December 31, 2022	$15,012	$5,669,787	$3,422,432	$2,953,984	$12,061,215

Accumulated Amortization and Impairment
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2022	$7,398	$2,913,824	$3,324,667	$2,808,462	$9,054,351
Amortization	—	1,656,765	475,870	556,965	2,689,600
Write-off	—	(1,857,289)	(1,344,682)	(869,940)	(4,071,911)
Exchange effect	—	(23,903)	141,658	(3,780)	113,975

As of December 31, 2022	$7,398	$2,689,397	$2,597,513	$2,491,707	$7,786,015

Net carrying amount:
As of December 31, 2022	$7,614	$2,980,390	$824,919	$462,277	$4,275,200

The amortization amounts of intangible assets were as follows:

	For the years ended December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Operating costs	$798,011	$1,329,850

Operating expenses	$2,055,428	$1,359,750

(11)	Short-Term Loans

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured bank loans	$1,924,124	$—

	For the years ended December 31,
	2020	2021	2022
Interest rates applied	0.00% - 4.05%	0.15% - 3.60%	0.33% - 3.60%

(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Embedded derivatives in exchangeable bonds	$2,380,599	$438,397

(13)	Bonds Payable

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured domestic bonds payable	$31,300,000	$23,100,000
Unsecured exchangeable bonds payable	10,817,047	5,757,373
Less: Discounts on bonds payable	(1,580,389)	(672,686)

Total	40,536,658	28,184,687
Less: Current or exchangeable portion due within one year	(17,458,959)	(5,101,591)

Net	$23,077,699	$23,083,096

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest was paid annually and the principal was fully repaid in June 2021.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest was paid annually and the principal was fully repaid in March 2022.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest was paid annually and the principal was fully repaid in October 2022.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.

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

(i)
UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of
-0.625%
per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK on the Taiwan Stock Exchange (the “TWSE”), converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange at the time of redemption for payment in USD.

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

(ii)
Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into NOVATEK common shares. If for any reason UMC does not have sufficient NOVATEK common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per NOVATEK common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of NOVATEK common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(iii)
Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$583.3 per NOVATEK common share on December 31, 2022.

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
For the year ended December 31, 2022, the Company has repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling US$187.1 million with derecognition of the related derivative financial liabilities. The difference between the repurchased amount and the carrying amount recognized in non-operating
other gains and losses was immaterial.

(14)	Long-Term Loans

a.	Details of long-term loans as of December 31, 2021 and 2022 were as follows:

	As of December 31,
Lenders	2021	2022	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Secured Long-Term Loan from Mega International Commercial Bank (1)	$14,598	$9,732	Repayable quarterly from October 24, 2019 to October 24, 2024 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (2)	—	18,000	Repayable quarterly from February 23, 2022 to February 22, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (3)	—	60,500	Repayable quarterly from December 22, 2022 to February 23, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	47,568	35,676	Repayable quarterly from October 19, 2015 to October 19, 2025 with monthly interest payments. Interest-only payment for the first year.

	As of December 31,
Lenders	2021	2022	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	13,125	4,375	Repayable monthly from May 31, 2019 to May 31, 2023 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	44,000	32,000	Repayable monthly from August 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	22,759	16,552	Repayable monthly from October 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	101,000	84,166	Repayable monthly from April 15, 2021 to April 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Syndicated Loans from China Development Bank and 6 others (1) (Note A)	18,158,940	1,915,577	Repayable semi-annually from October 20, 2016 to October 19, 2024 with semi-annually interest payments. Interest-only payment for the first and the second year.
Secured Syndicated Loans from China Development Bank and 6 others (2)	12,236,000	12,415,200	Repayable semi-annually from March 19, 2021 to March 18, 2031 with semi-annually interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from First Commercial Bank	47,000	47,000	Repayable monthly from December 2, 2021 to December 2, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from KGI Bank	21,000	21,000	Repayable semi-annually from December 27, 2021 to December 27, 2026 with monthly interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from Shanghai Commercial Bank	—	22,200	Repayable monthly from January 19, 2022 to December 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Unsecured Long-Term Loan from Xiamen Bank	436,126	—
Repayable semi-annually from November 24, 2020 to May 24, 2022 of RMB¥0.1 million with monthly interest payments and the remaining principal will be repaid once at maturity. Interest-only payment for the first semi-annually year.

Unsecured Long-Term Loan from Bank of China	982,791	1,797,364	Repayable semi-annually from June 24, 2023 to June 24, 2026 with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	500,000	—	Repayable quarterly from March 10, 2022 to December 10, 2024 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	450,000	2,000,000	Repayable quarterly from March 24, 2023 to March 24, 2025 with monthly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note B)	500,000	—	Repayable semi-annually from October 16, 2020 to April 16, 2022 with monthly interest payments.
Unsecured Revolving Loan from Taipei Fubon Bank (Note C)	200,000	—	Repayable annually from August 9, 2020 to August 9, 2023 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note D)	550,000	—	Repayable quarterly from January 27, 2021 to October 27, 2022 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note E)	500,000	—	Repayable annually from August 10, 2023 to August 10, 2026 with monthly interest payments.

	As of December 31,
Lenders	2021	2022	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured Revolving Loan from First Commercial Bank (1) (Note F and G)	300,000	300,000	Settlement due on February 25, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (2) (Note F and G)	300,000	300,000	Settlement due on March 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (3) (Note F and G)	200,000	200,000	Settlement due on June 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from Yuanta Commercial Bank (Note H)	1,000,000	—	Repayable annually from March 2, 2023 to March 2, 2026 with monthly interest payments.

Subtotal	36,624,907	19,279,342
Less: Current portion	(19,873,011)	(2,485,053)

Total	$16,751,896	$16,794,289

	For the years ended December 31,
	2020	2021	2022
Interest rates applied	0.84% - 4.67%	0.85% - 4.66%	0.86% - 5.62%

Note A:
USCXM, the subsidiary of UMC failed to comply with the loan covenant to maintain its financial ratio at certain level and therefore the loan was reclassified to current liabilities as of December 31, 2021. As of February 7, 2022, the bank exemption of 2021 have been obtained and the loan was reclassified to non-current liabilities.

Note B:
UMC entered into a
5-year
loan agreement with Mega International Commercial Bank, effective from October 17, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion.
 This line of credit will be reduced starting from the end of the two years and six months after the first use and every six months thereafter, with a total of six adjustments. As of December 31, 2021, the line of credit was fully used. The expiration date of the agreement was April 16, 2022.

Note C:
UMC entered into a
5-year
loan agreement with Taipei Fubon Bank, effective from February 9, 2018. The agreement offered UMC a revolving line of credit of NT$2 billion. This line of credit will be reduced starting from the end of the two years after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 9, 2023. As of December 31, 2021 and 2022, the unused line of credit were NT$
0.8
billion and NT$0.5 billion, respectively.

Note D:
UMC entered into a
5-year
loan agreement with Chang Hwa Commercial Bank, effective from November 2, 2016. The agreement offered UMC a revolving line of credit of NT$3

billion. This
line of credit will be reduced starting from the

end of the third year after the first use and every three months thereafter, with a total of nine adjustments. As of

December 31, 2021, the unused line of credit was NT$0.8 billion. The expiration date of the agreement was October 27,

2022.

Note E:
UMC entered into a
5-year
loan agreement with KGI Commercial Bank, effective from May 10, 2021. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 10, 2026. As of December 31, 2021 and 2022, the unused line of credit were NT$2.5 billion and NT$3

billion, respectively.

Note F:
First Commercial Bank approved the
1-year
credit loan on January 18, 2021, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to January 17, 2022. As of December 31, 2021, the unused line of credit was NT$1.2 billion.

Note G:
First Commercial Bank approved the
1-year
credit loan on April 14, 2022, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to April 13, 2023. As of December 31, 2022, the unused line of credit was NT$1.2 billion.

Note H:
UMC entered into a
5-year
loan agreement with Yuanta Commercial Bank, effective from March 3, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. This line of credit will be reduced starting from the end of the second year after the contract date and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is March 2, 2026. As of December 31, 2021 and 2022, the unused line of credit were NT$3 billion and NT$4

billion, respectively.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

c.
In 2016, HJ resolved to provide endorsement for USCXM’s syndicated loan from banks including China Development Bank. The maximum amount

of endorsement
for the years ended December 31, 2021 and 2022 were NT$7,450 million and NT$7,547 million, respectively. As of December 31, 2021 and 2022, the actual amount provided were NT$6,438 million and NT$2,407 million, respectively.

d.
In 2017, UMC resolved to provide endorsement for USCXM’s syndicated loan from banks including China Development Bank. The maximum am
ount

of endorsement
for the years ended December 31, 2021 and 2022 were
NT
$18,753

million

and
NT
$17,876

million, respectively. As of December 31, 2021 and 2022, the actual amount provided were NT$14,566 million and NT$7,878 million, respectively.

(15)	Post-Employment Benefits

a.	Defined contribution plan
The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$1,478 million, NT$1,636 million and NT$1,880 million were contributed by the Company for the years ended December 31, 2020, 2021 and 2022, respectively.

b.	Defined benefit plan
The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. For the years ended December 31, 2020, 2021 and 2022, total pension expenses of NT$40 million, NT$23 million and NT$34 million, respectively, were recognized by the Company.

i.	Movements in present value of defined benefit obligation during the year:

	For the years ended December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Defined benefit obligation at beginning of year	$(5,561,999)	$(5,458,333)
Items recognized as profit or loss:
Service cost	(11,009)	(9,911)
Interest cost	(16,130)	(33,842)

Subtotal	(27,139)	(43,753)

Remeasurements recognized in other comprehensive income (loss):
Arising from changes in demographic assumptions	(4,537)	—
Arising from changes in financial assumptions	(123,140)	227,790
Experience adjustments	(91,268)	(56,959)

Subtotal	(218,945)	170,831

Benefits paid	349,750	224,632

Defined benefit obligation at end of year	$(5,458,333)	$(5,106,623)

ii.	Movements in fair value of plan assets during the year:

	For the years ended December 31,
	2021	2022
	NT$ (In Thousands)	NT$ (In Thousands)
Beginning balance of fair value of plan assets	$1,399,345	$1,581,012
Items recognized as profit or loss:
Interest income on plan assets	4,059	9,802
Contribution by employer	505,890	745,066
Benefits paid	(349,750)	(224,632)
Remeasurements recognized in other comprehensive income (loss):
Return on plan assets, excluding amounts included in interest income	21,468	125,973

Fair value of plan assets at end of year	$1,581,012	$2,237,221

The actual returns on plan assets of the Company for the years ended December 31, 2021 and 2022 were NT$26 million and NT$136 million, respectively.

iii.	The defined benefit plan recognized on the consolidated balance sheets were as follows:

	As of December 31,
	2021	2022
	NT$ (In Thousands)	NT$ (In Thousands)
Present value of the defined benefit obligation	$(5,458,333)	$(5,106,623)
Fair value of plan assets	1,581,012	2,237,221

Funded status	(3,877,321)	(2,869,402)

Net defined benefit liabilities, noncurrent recognized on the consolidated balance sheets	$(3,877,321)	$(2,869,402)

iv.	The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2021	2022
Cash	24%	20%
Equity instruments	43%	47%
Debt instruments	23%	22%
Others	10%	11%
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
two-year
time deposits.

v.	The principal underlying actuarial assumptions are as follows:

	As of December 31,
	2021	2022
Discount rate	0.62%	1.24%
Rate of future salary increase	4.25%	4.25%

vi.	Expected future benefit payments are as follows:

Year	As of December 31, 2022
NT$ (In Thousands)
2023	$481,492
2024	450,628
2025	466,474
2026	454,835
2027	454,663
2028 and thereafter	3,270,344

Total	$5,578,436

The Company expects to make pension fund contribution of NT$337 million in 2023. The weighted-average durations of the defined benefit obligation were 8 years and 7 years as of December 31, 2021 and 2022, respectively.

vii.	Sensitivity analysis:

As of December 31, 2021
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Decrease (increase) in defined benefit obligation	$207,999	$(220,561)	$(184,551)	$176,567

As of December 31, 2022
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Decrease (increase) in defined benefit obligation	$172,801	$(182,478)	$(151,050)	$145,000

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(16)	Deferred Government Grants

	As of December 31,
	2021	2022
	NT$ (In Thousands)	NT$ (In Thousands)
Beginning balance	$10,207,109	$8,543,798
Arising during the period	2,498,990	174,352
Recorded in profit or loss:
Other operating income	(4,069,055)	(4,164,189)
Exchange effect	(93,246)	123,483

Ending balance	$8,543,798	$4,677,444

Current (classified under other current liabilities)	$4,096,742	$2,681,842
Non-current (classified under other noncurrent liabilities)	4,447,056	1,995,602

Total	$8,543,798	$4,677,444

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(17)	Refund Liabilities (classified under other current liabilities)

	As of December 31,
	2021	2022
	NT$ (In Thousands)	NT$ (In Thousands)
Refund liabilities	$724,207	$1,139,227

(18)	Decommissioning liabilities (classified under other noncurrent liabilities)

	As of December 31,
	2021	2022
	NT$ (In Thousands)	NT$ (In Thousands)
Decommissioning liabilities	$—	$366,863

Under certain applicable agreement, the Company is obligated to dismantling and removing the items of property, plant and equipment and restoring the site on which they are located. Accordingly, the Company recognized the liability pursuant to the present value of the estimated decommissioning and restoration cost for the year ended December 31, 2022.

(19)	Equity

a.	Capital stock:

i.
UMC had 26,000 million common shares authorized to be issued as of December 31, 2021 and 2022, of which 12,483 million shares and 12,505 million shares were issued as of December 31, 2021 and 2022, respectively, each at a par value of NT$10.

ii.
UMC had 149 million and 135

million ADSs, which were traded on the NYSE as of December 31, 2021 and 2022,

respectively. The total number of common shares of UMC represented by all issued ADSs were 746 million shares and

674

million shares as of December 31, 2021 and 2022, respectively. One ADS represents five common shares.

iii.
On June 9, 2021 and December 5, 2022, UMC issued restricted stocks for its employees in a total of
 1

million
shares and 23 million shares with a par value of NT$10 each, respectively. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv.
For the years ended December 31, 2021 and 2022, UMC has recalled and cancelled 2 million shares and 2 million shares, respectively of unvested restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

v.
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
On September 3, 2021, the share exchange transaction with CHIPBOND was approved by FORTUNE’s Board of Directors’ meeting. The 16 million shares of UMC held by FORTUNE were exchanged for 14 million common shares newly issued by CHIPBOND. As of December 31, 2021 and 2022, UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH), held 441 million shares of UMC’s stock and UMC’s associate, YANN YUAN INVESTMENT CO., LTD. (YANN YUAN), held 160 million and 193 million shares of UMC’s stock, respectively. HSUN CHIEH measured UMC’s stock as financial assets at fair value through profit or loss while YANN YUAN measured UMC’s stock as financial assets at fair value through other comprehensive income. The closing prices of UMC’s stock on December 31, 2021 and 2022 were NT$65.00 and NT$40.70, respectively.

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
The appropriation of earnings for 2021 was approved by the shareholders’ meeting held on May 27, 2022, while the appropriation of earnings for 2022 was proposed by the Board of Directors’ meeting on February 22, 2023. The details of appropriation were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2021	2022	2021	2022
Legal reserve	$5,832,570	$8,905,139
Special reserve	(3,250,434)	(2,180,156)
Cash dividends	—	45,017,096	$—	$3.60

I
n addition, the shareholders’ meeting held on May 27, 2022 approved to distribute cash from additional paid-in
capital of NT$37,446 million, at NT$3 per share.
The aforementioned 2021 appropriation approved by shareholders’ meeting was consistent with the resolutions of the Board of Directors’ meeting held on February 24, 2022.
The appropriation of 2022 unappropriated retained earnings has not yet been approved by the shareholders’ meeting as of the reporting date. Information relevant to the Board of Directors’ meeting resolutions and shareholders’ meeting approval can be obtained from the “Market Observation Post System” on the website of the TWSE.
Please refer to Note 6(22) for information on the employees and directors’ compensation.

d.	Non-controlling interests:

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)

Balance as of January 1	$410,065	$113,356	$223,181
Impact of retroactive applications	—	—	(66,089)

Adjusted balance as of January 1	410,065	113,356	157,092
Attributable to non-controlling interests:
Net income (loss)	(2,009,077)	(668,245)	819,960
Other comprehensive income (loss)	126,653	(19)	8
Disposal of subsidiaries	(51,565)	—	—
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	106,879	—	—
Share-based payment transactions	—	—	1,490

Changes in subsidiaries’ ownership	(10,331)	(11,126)	(1,339)
Non-controlling interests	(551,608)	23,430	5,456
Derecognition of the non-controlling interests	2,092,340	765,785	(638,988)

Ending balance	$113,356	$223,181	$343,679

(20)	Share-Based Payment

a.	Treasury stock plan for employees
In September 2020, the Company executed a compensation plan to offer 105 million shares of treasury stock to qualified employees of the Company. The compensation cost for the share-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of UMC’s shares on the grant date was
 NT$21.45 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost once granted, whereas for the stocks with requisite service conditions to vest at the end of one year from the date of grant, the Company recognizes the compensation cost over the period in which the services conditions are fulfilled, together with a corresponding increase in equity. The compensation plan had expired in September 2021. For the years ended December 31, 2020 and 2021, the compensation costs of NT$348 million and NT$226 million, respectively, were recognized in expenses by the Company.

b.	Restricted stock plan for employees
On June 10, 2020, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of UMC without consideration. The maximum shares to be issued are 233 million common shares. UMC is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within one year from the date of receiving the effective declaration from the competent authority.
The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 200 million shares and 1 million shares of restricted stock for employees were issued without consideration on September 1, 2020 and June 9, 2021, respectively. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions,
UMC
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

O
n May 27, 2022, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of the Company without consideration. The maximum shares to be issued are 50 million common shares. UMC is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within two years from the date of receiving the effective declaration from the competent authority.
The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 23 million shares of restricted stock for employees were issued without consideration on December 5, 2022. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.
The aforementioned compensation costs for the equity-settled share-based payment issued in 2020 and 2022 wer
e
 measured at fair value based on the closing quoted market price of the shares on the grant date, NT$21.8
,

NT$53.0

and NT$44.4 per share, respectively. The unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the years ended December 31, 2020, 2021 and 2022, the compensation costs of NT$504 million, NT$1,520 million and NT$1,352 million, respectively, were recognized in expenses by the Company.

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

The compensation cost for the cash-settled share-based payment was measured at fair value initially by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. As of December 31, 2022, the assumptions used are as follows:

	Granted in September 2020	Granted in June 2021
Share price of measurement date (NT$/ per share)	$40.70	$40.70
Expected volatility	38.96% - 40.38%	36.35% - 44.77%
Expected life	0.67-1.67 years	0.44-2.44 years
Expected dividend yield	5.50%	5.50%
Risk-free interest rate	0.95% - 1.08%	0.92% - 1.13%
For the years ended December 31, 2020, 2021 and 2022, the compensation costs of NT$80 million, NT$271 million and NT$210 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized which were classified under other payables and other noncurrent liabilities amounted to NT$352 million and NT$340 million as of December 31, 2021 and 2022, respectively. The intrinsic value for the liabilities of vested rights was nil.

(21)	Operating Revenues

a.	Disaggregation of revenue

i.	By product

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Wafer	$169,885,201	$204,594,399	$265,600,173
Others	6,935,713	8,416,619	13,105,091

Total	$176,820,914	$213,011,018	$278,705,264

ii.	By geography

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Taiwan	$65,003,509	$80,655,096	$87,500,215
Singapore	26,054,856	29,068,748	39,093,439
China (includes Hong Kong)	22,629,388	31,176,136	46,146,545
Japan	15,363,352	13,705,192	17,667,412
USA	24,546,963	24,270,210	35,175,569
Europe	6,416,235	5,628,998	8,831,645
Others	16,806,611	28,506,638	44,290,439

Total	$176,820,914	$213,011,018	$278,705,264

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

iii.	By the timing of revenue recognition

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
At a point in time	$174,492,036	$211,074,982	$276,175,120
Over time	2,328,878	1,936,036	2,530,144

Total	$176,820,914	$213,011,018	$278,705,264

b.	Contract balances

i.	Contract assets, current

	As of January 1,	As of December 31,
	2021	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Sales of goods and services	$625,222	$677,326	$766,691
Less: Loss allowance	(367,381)	(357,705)	(393,373)

Net	$257,841	$319,621	$373,318

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement as disclosed in Note 9(7).

ii.	Contract liabilities

	As of January 1,	As of December 31,
	2021	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Sales of goods and services	$2,497,469	$4,083,140	$3,985,003

Current	$2,040,989	$3,441,754	$3,546,815
Non-current	456,480	641,386	438,188

Total	$2,497,469	$4,083,140	$3,985,003

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.
The Company recognized NT$1,416 million and NT$3,112 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the years ended December 31, 2021 and 2022.

c.
The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$167 million and NT$223 million as of December 31, 2021 and 2022, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer
As of December 31, 2021 and 2022, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$612 million and NT$721 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(22)	Operating Costs and Expenses
The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2020			2021			2022
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$			NT$			NT$
	(In Thousands)			(In Thousands)			(In Thousands)

Employee benefit expenses
Salaries	$20,367,325	$9,412,151	$29,779,476	$23,388,888	$11,806,207	$35,195,095	$30,074,528	$13,928,646	$44,003,174
Labor and health insurance	1,061,848	452,848	1,514,696	1,183,315	458,179	1,641,494	1,368,803	471,788	1,840,591
Pension	1,138,429	379,298	1,517,727	1,259,044	399,879	1,658,923	1,489,076	424,752	1,913,828
Other employee benefit expenses	274,838	121,858	396,696	335,829	144,668	480,497	373,739	165,114	538,853
Depreciation	43,969,732	1,926,226	45,895,958	42,002,745	1,908,719	43,911,464	39,305,321	1,756,609	41,061,930
Amortization	895,732	1,848,651	2,744,383	834,384	2,060,558	2,894,942	1,470,912	1,370,422	2,841,334
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
The Company recognized the employees and directors’ compensation in the profit or loss with corresponding other payables during the periods when earned for the years ended December 31, 2020, 2021 and 2022. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2020 and 2021 were reported to the shareholders’ meeting on July 7, 2021 and May 27, 2022, respectively, while the distributions of employees and directors’ compensation for 2022 were approved through the Board of Directors’ meeting on February 2
2
, 2023. The details of distribution were as follows:

	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Employees’ compensation – Cash	$2,581,675	$4,770,909	$9,160,485
Directors’ compensation	32,369	25,264	45,000
The aforementioned employees and directors’ compensation for 2020 and 2021 reported during the shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 24, 2021 and February 24, 2022, respectively.
Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(23)	Net Other Operating Income and Expenses

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Government grants	$5,179,643	$5,269,412	$5,058,658
Rental income from property, plant and equipment	198,860	187,166	192,833
Gain on disposal of property, plant and equipment	1,137,320	143,735	482,983
Others	(261,933)	(373,482)	(394,827)

Total	$6,253,890	$5,226,831	$5,339,647

(24)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$2,011,403	$2,892,470	$(1,247,962)
Gain (loss) on disposal of investments	(91,070)	(16,388)	50,553
Others	(1,871,567)	(2,009,952)	62,869

Total	$48,766	$866,130	$(1,134,540)

Others included the
one-time
payment to MICRON TECHNOLOGY, INC. (MICRON) due to the worldwide settle agreement between UMC and MICRON (Please refer to Note 9(7)) and the losses of financial instrument transaction recognized in 2021, and the losses for the settlement approved by the U.S. Department of Justice regarding allegation of conspiracy to engage in theft of trade secrets recognized in 2020.

b.	Finance costs

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Interest expenses
Bonds payable	$377,193	$437,055	$486,079
Bank loans	1,417,028	1,285,708	1,100,840
Lease liabilities	154,730	145,187	166,928
Others	55,467	139	31,464
Financial expenses	69,015	94,841	81,018

Total	$2,073,433	$1,962,930	$1,866,329

(25)	Components of Other Comprehensive Income (Loss )

	For the year ended December 31, 2020
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(192,581)	$—	$(192,581)	$38,516	$(154,065)
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4,815,361	—	4,815,361	(134,887)	4,680,474
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	883,508	—	883,508	(115,048)	768,460
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(2,917,361)	(2,919)	(2,920,280)	38,541	(2,881,739)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	37,474	22,843	60,317	7,372	67,689

Total other comprehensive income (loss)	$2,626,401	$19,924	$2,646,325	$(165,506)	$2,480,819

	For the year ended December 31, 2021
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(197,477)	$—	$(197,477)	$39,495	$(157,982)
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	5,811,342	—	5,811,342	(360,061)	5,451,281
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	2,959,130	—	2,959,130	(96,510)	2,862,620
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(4,743,299)	2,283	(4,741,016)	23,175	(4,717,841)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(24,018)	(394)	(24,412)	6,763	(17,649)

Total other comprehensive income (loss)	$3,805,678	$1,889	$3,807,567	$(387,138)	$3,420,429

	For the year ended December 31, 2022
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$296,804	$—	$296,804	$(59,361)	$237,443
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	(4,646,064)	—	(4,646,064)	(71,121)	(4,717,185)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(1,694,965)	—	(1,694,965)	123,483	(1,571,482)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	9,292,308	—	9,292,308	883,238	10,175,546
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	91,442	—	91,442	(23,672)	67,770

Total other comprehensive income (loss)	$3,339,525	$—	$3,339,525	$852,567	$4,192,092

(26)	Income Tax

a.	The major components of income tax expense (benefit) for the years ended December 31, 2020, 2021 and 2022 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Current income tax expense (benefit):
Current income tax charge	$2,346,937	$7,088,975	$17,582,039
Adjustments in respect of current income tax of prior periods	(1,140,060)	(150,260)	(585,941)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	49,035	407,280	2,276,015
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	683,080	723,270	60,178
Adjustment of prior year’s deferred income tax	(246,173)	(130,841)	8,611
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(1,736)	(20,172)	(14,007)

Income tax expense recorded in profit or loss	$1,691,083	$7,918,252	$19,326,895

ii.	Deferred income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Remeasurements of defined benefit pension plans	$38,516	$39,495	$(59,361)
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	(134,887)	(360,061)	(71,121)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(115,048)	(96,510)	123,483

Income tax related to items that will not be reclassified subsequently to profit or loss	$(211,419)	$(417,076)	$(6,999)

(ii) Items that may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Exchange differences on translation of foreign operations	$38,541	$23,175	$883,238
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	7,372	6,763	(23,672)

Income tax related to items that may be reclassified subsequently to profit or loss	$45,913	$29,938	$859,566

iii. Income tax charged directly to equity

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Current income tax expense (benefit):
Disposal of parent company’s stock by subsidiary recognized as treasury stock transactions	$—	$(203)	$—
Deferred income tax expense (benefit):
Recognize (reversal) of temporary difference arising from initial recognition of the equity component of the compound financial instrument	3,691	—	—
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	(91)	22	(2,720)

Income tax charged directly to equity	$3,600	$(181)	$(2,720)

b.	A reconciliation between income tax expense (benefit) and income before tax at UMC’s applicable tax rate were as follows:

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Income before tax	$22,542,750	$58,496,432	$109,625,660

At UMC’s statutory income tax rate	4,508,550	11,699,286	21,925,132
Adjustments in respect of current income tax of prior periods	(1,140,060)	(150,260)	(585,941)
Net changes in loss carry-forward and investment tax credits	447,570	(845,267)	(465,152)
Adjustment of deferred tax assets/liabilities for write-downs/reversals and different jurisdictional tax rates	(505,537)	183,123	(281,319)
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(2,500,688)	(3,258,695)	(4,384,566)
Investment loss (gain)	(431,501)	(1,388,877)	1,827,822
Dividend income	(130,672)	(171,725)	(423,027)
Others	32,268	6,463	(340,745)
Basic tax	2,803	—	—
Estimated income tax on unappropriated earnings	1,087,216	1,558,031	1,247,910
Effect of different tax rates applicable to UMC and its subsidiaries	(191,687)	116,174	605,929
Taxes withheld in other jurisdictions	25,193	43,443	35,979
Others	487,628	126,556	164,873

Income tax expense recorded in profit or loss	$1,691,083	$7,918,252	$19,326,895

c.	Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Deferred income tax assets
Depreciation	$2,155,961	$2,056,568
Loss carry-forward	62,367	94
Pension	770,847	569,193
Refund liabilities	140,861	138,617
Allowance for inventory valuation losses	433,630	507,621
Investment loss	349,794	474,405
Unrealized profit on intercompany sales	1,125,370	906,793
Others	439,439	572,945

Total deferred income tax assets	5,478,269	5,226,236

Deferred income tax liabilities
Unrealized exchange gain	(580,191)	(534,541)
Depreciation	(78,792)	(70,133)
Investment gain	(1,354,740)	(2,648,989)
Bonds	(6,353)	(10,322)
Amortizable assets	(303,841)	(298,451)

Total deferred income tax liabilities	(2,323,917)	(3,562,436)

Net deferred income tax assets	$3,154,352	$1,663,800

d.	Movement of deferred tax

	For the years ended December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Balance as of January 1	$4,700,868	$3,154,352
Amounts recognized in profit or loss during the period	(979,537)	(2,330,797)
Amounts recognized in other comprehensive income (loss)	(387,138)	852,567
Amounts recognized in equity	22	(2,720)
Exchange adjustments	(179,863)	(9,602)

Balance as of December 31	$3,154,352	$1,663,800

e.
The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2022, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 20
20
, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012.

f.	UMC was granted income tax exemption for several periods with respect to income derived from the expansion of operations. The income tax exemption had expired on December 31, 2020.

g.
UMC’s branch in Singapore obtained two tax incentives granted by the Singapore government for a period of five years from August 2020. The qualifying incomes are either tax-exempt
or taxed at concessionary tax rate. The incentive period will end in July 2025.

h.	The information of the unused tax loss carry-forward for which no deferred income tax assets have been recognized were as follows:

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)

Expiry period
1-5 years	$38,562,420	$35,263,925
6-10 years	2,730,567	1,995,256

Total	$41,292,987	$37,259,181

i.	As of December 31, 2021 and 2022, deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$4,433 million and NT$3,001 million, respectively.

j.
As of December 31, 2021 and 2022, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$14,904 million and NT$21,658 million, respectively.

(27)	Earnings Per Share

a.	Earnings per share-basic

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$22,860,744	$51,246,425	$89,478,805

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	11,850,052	12,005,126	12,095,312

Earnings per share-basic (NTD)	$1.93	$4.27	$7.40

b.	Earnings per share-diluted

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$22,860,744	$51,246,425	$89,478,805
Effect of dilution
Unsecured convertible bonds	69,019	—	—

Income attributable to shareholders of the parent	$22,929,763	$51,246,425	$89,478,805

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	11,850,052	12,005,126	12,095,312
Effect of dilution
Restricted stocks for employees	30,911	159,478	156,098
Employees’ compensation	65,657	80,243	238,242
Unsecured convertible bonds	303,630	—	—

Weighted-average number of ordinary shares after dilution (thousand shares)	12,250,250	12,244,847	12,489,652

Earnings per share-diluted (NTD)	$1.87	$4.19	$7.16

(28)	Reconciliation of Liabilities Arising from Financing Activities
For the year ended December 31, 2020

			Non-cash changes
Items	As of January 1, 2020	Cash Flows	Foreign exchange	Others (Note A)		As of December 31, 2020
	NT$	NT$	NT$	NT$		NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)		(In Thousands)
Short-term loans	$12,015,206	$(933,392)	$(75,751)	$51,069		$11,057,132
Long-term loans (current portion included)	33,902,074	136,920	(972,888)	—		33,066,106
Bonds payable (current portion included)	38,781,416	(13,702,875)	—	(6,388,157 (Note C	) )	18,690,384
Guarantee deposits (current portion included)	296,694	(59,819)	(883)	—		235,992 (Note D	)
Lease liabilities	6,031,025	(726,626)	(10,036)	282,501		5,576,864
Other financial liabilities-noncurrent (Note B)	20,093,441	—	281,219	371,964		20,746,624
For the year ended December 31, 2021

			Non-cash changes
Items	As of January 1, 2021	Cash Flows	Foreign exchange	Others (Note A)		As of December 31, 2021
	NT$	NT$	NT$	NT$		NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)		(In Thousands)
Short-term loans	$11,057,132	$(8,974,216)	$(158,792)	$—		$1,924,124
Long-term loans (current portion included)	33,066,106	4,088,537	(529,736)	—		36,624,907
Bonds payable (current portion included)	18,690,384	23,703,692	—	(1,857,418 (Note E	) )	40,536,658
Guarantee deposits (current portion included)	235,992	14,219,408	(85,631)	—		14,369,769 (Note D	)
Lease liabilities	5,576,864	(699,680)	(144,419)	335,989		5,068,754
Other financial liabilities (Note B)	20,746,624	—	(163,387)	382,972		20,966,209

For the year ended December 31, 2022

			Non-cash changes
Items	As of January 1, 2022	Cash Flows	Foreign exchange	Others (Note A)		As of December 31, 2022
	NT$	NT$	NT$	NT$		NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)		(In Thousands)

Short-term loans	$1,924,124	$(1,965,684)	$41,560	$—		$—
Long-term loans (current portion included)	36,624,907	(18,816,259)	1,470,694	—		19,279,342
Bonds payable (current portion included)	40,536,658	(13,305,050)	—	953,079 (Note E	)	28,184,687
Guarantee deposits (current portion included)	14,369,769	14,984,941	1,402,291	—		30,757,001 (Note D	)
Lease liabilities	5,068,754	(712,854)	153,406	1,227,789 (Note F	)	5,737,095
Other financial liabilities (Note B)	20,966,209	—	306,902	176,376		21,449,487
Note A: Other
non-cash
changes mainly consisted of discount amortization measured by the effective interest method.
Note B: Please refer to Note 9(6) for more details on other financial liabilities.
Note C: Other non-cash changes of bonds payable for the year ended December 31, 2020 mainly consisted of conversion of convertible bonds.
Note D: Guarantee deposits mainly consisted of deposits of capacity reservation.
Note E: Please refer to Note 6(13) for the Company’s exchangeable bonds.
Note F: Mainly due to the increase in land lease.

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

a.	Derecognized assets and liabilities mainly consisted of:

NT$
(In Thousands)
Assets
Cash and cash equivalents	$776,586
Other current assets	18

776,604

Liabilities
Other payables	(194)

(194)

Net assets of the deconsolidation	$776,410

b.	Consideration received and gain recognized from the deconsolidation:

NT$
(In Thousands)
Cash received	$722,559
Less: Net assets of the deconsolidation	(776,410)
Add: Non-controlling interests	51,565
Other comprehensive income from equity reclassified to profit or loss due to derecognition	4,061

Gain on deconsolidation (Note A)	$1,775

Note A: Gain on deconsolidation was recognized as other gains and losses in the consolidated statement of comprehensive income.

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary:

NT$
(In Thousands)
Cash received	$722,559
Net cash of subsidiary derecognized	(776,586)

Net cash outflow from deconsolidation	$(54,027)

7.	SIGNIFICANT RELATED PARTY TRANSACTIONS

a.	Significant intercompany transactions between consolidated entities were as follows:
For the year ended December 31, 2020

Entity	Counterparty	Transactions (Note A)
		Account	Amount		Terms (Note B)

			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$49,357,981		Net 60 days
UMC	UMC-USA	Accounts receivable	5,388,172		—
UMC	UMC GROUP JAPAN	Sales	1,220,419		Net 60 days
UMC	USCXM	Sales	1,183,180 (Note C	)	Net 30 days
UMC	USCXM	Accounts receivable	24,831		—
USCXM	UMC-USA	Sales	970,358		Net 60 days
USCXM	UMC-USA	Accounts receivable	250,092		—
HJ	UMC-USA	Sales	137,860		Net 60 days
HJ	UMC-USA	Accounts receivable	33,069		—
HJ	UMC GROUP JAPAN	Sales	106,077		Net 60 days
USJC	UMC-USA	Sales	1,395,094		Net 60 days
USJC	UMC-USA	Accounts receivable	456,860		—

For the year ended December 31, 2021

Entity	Counterparty	Transactions (Note D)
		Account	Amount		Terms (Note B)

			NT$
			(In Thousands)

UMC	UMC-USA	Sales	$48,440,369		Net 60 days
UMC	UMC-USA	Accounts receivable	6,286,428		—
UMC	USCXM	Sales	1,222,320 (Note C	)	Net 30 days
UMC	USCXM	Accounts receivable	29,012		—
UMC	UDS	Sales	178,331		Net 30 days
UMC	UDS	Accounts receivable	18,818		—
USJC	UMC-USA	Sales	2,917,993		Net 60 days
USJC	UMC-USA	Accounts receivable	428,363		—
USCXM	UMC-USA	Sales	1,444,736		Net 60 days
USCXM	UMC-USA	Accounts receivable	221,375		—
WAVETEK	UMC-USA	Sales	545,785		Net 60 days
WAVETEK	UMC-USA	Accounts receivable	126,580		—
WAVETEK	UMC	Sales	110,620		Month-end 30 days
HJ	UMC-USA	Sales	366,968		Net 60 days
HJ	UMC-USA	Accounts receivable	60,147		—

For the year ended December 31, 2022

Entity	Counterparty	Transactions (Note D)
		Account	Amount		Terms (Note B)

			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$68,554,072		Net 60 days
UMC	UMC-USA	Accounts receivable	9,502,922		—
UMC	USCXM	Sales	1,143,280 (Note C	)	Net 30 days
UMC	USCXM	Accounts receivable	16,774		—
UMC	UDS	Sales	656,472		Net 30 days
UMC	UDS	Accounts receivable	6,734		—
UMC	USJC	Sales	164,855		Net 60 days
UMC	USJC	Accounts receivable	151,430		—
USJC	UMC-USA	Sales	4,272,900		Net 60 days
USJC	UMC-USA	Accounts receivable	744,082		—
USCXM	UMC-USA	Sales	1,565,670		Net 60 days
USCXM	UMC-USA	Accounts receivable	310,431		—
USCXM	UMC	Sales	1,035,407		Net 30 days - Net 45 days
USCXM	UMC	Accounts receivable	173		—
USCXM	UDS	Sales	148,259		Month-end 30 days
USCXM	UDS	Accounts receivable	171		—
WTK	UMC-USA	Sales	716,357		Net 60 days
WTK	UMC-USA	Accounts receivable	81,819		—
WTK	UMC	Sales	124,178		Month-end 30 days
HJ	UMC-USA	Sales	551,913		Net 60 days
HJ	UMC-USA	Accounts receivable	147,265		—
HJ	UDS	Sales	311,972		Month-end 30 days
HJ	UDS	Accounts receivable	9,500		—

Note A:	The significant intercompany transactions listed above include downstream transactions.

Note B:	The sales price to the above related parties was determined through mutual agreement in reference to market conditions.

Note C:	UMC authorized technology licenses to its subsidiary, USCXM, in the amount of US$0.35 billion, which was recognized as deferred revenue to be realized over time.

Note D:	The significant intercompany transactions listed above include downstream and upstream transactions.

b.	Significant transactions between the Company and other related parties were as follows:

(i)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
HSUN CHIEH INVESTMENT CO., LTD.	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
PHOTRONICS DNP MASK CORPORATION	Other related parties
UNITEDVISION SEMICONDUCTOR CO., LTD.	Other related parties
UPI SEMICONDUCTOR CORP.	Other related parties

(ii)	Operating revenues

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Associates	$2,085,425	$2,778,544	$5,744,098
Others	26,856	38,797	40,474

Total	$2,112,281	$2,817,341	$5,784,572

(iii)	Accounts receivable, net

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Associates	$555,064	$529,525
Others	11,274	1,052

Total	$566,338	$530,577

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end
30 - 60 days, while the collection periods for overseas sales were month-end
30 - 60 days.

(iv)	Refund liabilities (classified under other current liabilities)

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Associates	$1,841	$1,545
Others	27	7

Total	$1,868	$1,552

(v)	Significant asset transactions
Acquisition of financial assets at fair value through profit or loss, noncurrent

			For the year ended December 31, 2020
	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)
Associates	1,000	Stock of WELLYSUN INC.	$25,000

			For the year ended December 31, 2021
	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)
Associates	82	Stock of ARTERY TECHNOLOGY CORPORATION	$13,929

For

the year ended December 31, 2022: None.
Acquisition of intangible assets

	Purchase price
	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Associates	$335,425	$181,254	$266,053

(vi) Others

Mask expenditure
	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Others	$1,811,827	$1,861,438	$2,581,409

Other payables of mask expenditure

	As of December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Others	$532,810	$560,042	$812,185

c.	Key management personnel compensation

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Short-term employee benefits	$435,251	$562,117	$2,047,118
Post-employment benefits	2,458	2,322	2,782
Termination benefits	283	—	—
Share-based payment	365,666	1,035,401	719,786
Others	571	578	649

Total	$804,229	$1,600,418	$2,770,335

8.	ASSETS PLEDGED AS COLLATERAL
The following table lists assets of the Company pledged as collateral:

	As of December 31,
	2021	2022	Party to which asset(s) was pledged	Purpose of pledge
	NT$	NT$
	(In Thousands)	(In Thousands)
Refundable Deposits (Time deposit)	$811,660	$812,248	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	234,304	236,587	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	20,619	29,371	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	—	64,950	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	—	8,118	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	26,600	34,100	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,151,200	1,043,840	Bank of China and Agricultural Bank of China	Bank performance guarantee
Refundable Deposits (Time deposit)	—	459,750	CTBC Bank Singapore Branch	Collateral for letter of credit
Refundable Deposits (Bank deposit)	6,711	—	Shanghai Commercial Bank	Collateral for letter of credit
Buildings	5,014,814	4,828,597	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans

	As of December 31,
	2021	2022	Party to which asset(s) was pledged	Purpose of pledge
	NT$	NT$
	(In Thousands)	(In Thousands)
Machinery and equipment	25,189,533	14,066,044	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI Bank, First Commercial Bank, Shanghai Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Transportation equipment	1,802	592	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Furniture and fixtures	161,604	46,823	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	280,697	278,230	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans

Total	$32,899,544	$21,909,250

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of December 31, 2022, amounts available under unused letters of credit for importing machinery and equipment were NT$1.2 billion.

(2)	As of December 31, 2022, the Company entrusted financial institutions to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounting to NT$2 billion.

(3)
The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$3.3 billion. As of December 31, 2022, the portion of royalties and development fees not yet recognized was NT$1.1 billion.

(4)
The Company entered into several construction contracts for the expansion of its operations. As of December 31, 2022, these construction contracts amounted to approximately NT$69.2 billion and the portion of the contracts not yet recognized was approximately NT$42 billion.

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

On April 27, 2022, the Board of Directors of UMC approved an investment to increase capital of RMB¥ 4.12 billion or equivalent US dollars (approximately US$0.66 billion) in its Cayman Islands subsidiary, UNITED MICROCHIP CORPORATION, for its Samoa subsidiary, GE, to purchase the shares of USCXM from XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.; in addition, the Company’s subsidiary, HJ, plans to purchase shares of USCXM with RMB¥0.74 billion or equivalent US dollars (approximately US$0.12 billion) from FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP. As a result, the total investment amount is RMB¥4.9 billion. The transaction will be completed in three times from 2022 to 2025 at the ratio of 60%, 20% and 20%, respectively.

(7)
On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (“MICRON
”) and of MICRON MEMORY TAIWAN CO., LTD..
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

10.	SIGNIFICANT SUBSEQUENT EVENTS
None.

11.	FINANCIAL RISK AND FAIR VALUE DISCLOSURES

(1)	Categories of financial instruments

	As of December 31,
Financial Assets	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial assets at fair value through profit or loss	$20,446,295	$18,490,569
Financial assets at fair value through other comprehensive income	19,835,665	15,189,600
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	132,616,447	173,812,754
Receivables	36,047,680	38,783,086
Refundable deposits	2,358,549	2,749,691
Other financial assets	28,863,470	869,308

Total	$240,168,106	$249,895,008

	As of December 31,
Financial Liabilities	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial liabilities at fair value through profit or loss	$2,380,599	$438,397
Financial liabilities measured at amortized cost
Short-term loans	1,924,124	—
Payables	37,657,300	58,893,871
Guarantee deposits (current portion included)	14,369,769	30,757,001
Bonds payable (current portion included)	40,536,658	28,184,687
Long-term loans (current portion included)	36,624,907	19,279,342
Lease liabilities	5,068,754	5,737,095
Other financial liabilities	20,966,209	21,449,487

Total	$159,528,320	$164,739,880

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
The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10
%, the profit for the years ended December 31, 2020, 2021 and 2022 decreases/increases by NT$
1,336
 million, NT$
1,104
 million and NT$
1,305
 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2020, 2021 and 2022 increases/decreases by NT$
1,625
 million, NT$

 million and decreases/increases by NT$
572
 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2020, 2021 and 2022 decreases/increases by NT$
473
 million, NT$

 million and NT$

 million, respectively.

Interest rate risk
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
At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2020, 2021 and 2022 to decrease/increase by NT$
44
 million, NT$
39
 million and NT$
19
 million, respectively.
Equity price risk
The Company’s listed and unlisted equity securities, investments in convertible bonds and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, the investments in convertible bonds which contain the right of conversion to equity instruments are classified as financial assets at fair value through profit or loss, and the exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component. Please refer to Note 6(2), Note 6(3) and Note 6(12) for the relevant information.
The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the years ended December 31, 2020, 2021 and 2022 by NT$
263
 million, NT$
393
 million and NT$
285
 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the years ended December 31, 2020, 2021 and 2022 by NT$453 million, NT$867 million and NT$

 million, respectively.
Please refer to Note 11(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

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
As
of December 31, 2021 and 2022, accounts receivable from the top ten customers represent 60% and 56% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management
The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.
The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2021
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$1,939,109	$—	$—	$—	$1,939,109
Payables	37,455,640	—	—	—	37,455,640
Guarantee deposits	108,740	3,432,749	—	10,828,280	14,369,769
Bonds payable (Note)	8,612,255	8,869,431	10,656,506	4,178,008	32,316,200
Long-term loans	21,084,795	2,543,611	11,021,076	5,976,645	40,626,127
Lease liabilities	688,613	1,198,528	1,050,786	2,841,010	5,778,937
Other financial liabilities	12,738,246	8,492,466	—	—	21,230,712

Total	$82,627,398	$24,536,785	$22,728,368	$23,823,943	$153,716,494

	As of December 31, 2022
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Payables	$58,767,584	$—	$—	$—	$58,767,584
Guarantee deposits	238,416	3,867,087	169,419	26,482,079	30,757,001
Bonds payable (Note)	322,155	8,742,481	10,593,656	4,151,128	23,809,420
Long-term loans	3,246,153	8,425,744	7,798,280	3,031,293	22,501,470
Lease liabilities	658,092	1,222,822	1,207,385	4,299,914	7,388,213
Other financial liabilities	17,233,129	4,308,513	—	—	21,541,642

Total	$80,465,529	$26,566,647	$19,768,740	$37,964,414	$164,765,330

Note: UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$8,482 million and NT$3,213 million as of December 31, 2021 and 2022, respectively. All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.

(6)	Foreign currency risk management
UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:
As of December 31, 2021 and 2022
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

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$761,320	$—	$183,701	$945,021
Financial assets at fair value through profit or loss, noncurrent	9,323,064	497,751	9,680,459	19,501,274
Financial assets at fair value through other comprehensive income, current	8,482,334	—	—	8,482,334
Financial assets at fair value through other comprehensive income, noncurrent	8,849,869	—	2,503,462	11,353,331
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	—	2,380,599	2,380,599

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$669,444	$—	$36,474	$705,918
Financial assets at fair value through profit or loss, noncurrent	6,626,088	468,164	10,690,399	17,784,651
Financial assets at fair value through other comprehensive income, current	3,213,057	—	—	3,213,057
Financial assets at fair value through other comprehensive income, noncurrent	8,366,276	—	3,610,267	11,976,543
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	—	438,397	438,397
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

During the years ended December 31, 2021 and 2022, there were no significant transfers between Level 1 and Level 2 fair value measurements.
Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2021	$3,241,478	$3,279,003	$2,314,016	$216,330	$9,050,827	$1,297,627	$170,145	$1,467,772
Recognized in profit (loss)	278,951	(818,848)	1,061,793	(6,895)	515,001	—	—	—
Recognized in other comprehensive income (loss)	—	—	—	—	—	1,053,976	(18,286)	1,035,690
Acquisition	695,146	829,751	201,649	111,094	1,837,640	—	—	—
Disposal	(447,915)	(660,904)	—	(83,814)	(1,192,633)	—	—	—
Return of capital	(252)	—	(69,084)	—	(69,336)	—	—	—
Transfer out of Level 3	(161,564)	—	—	—	(161,564)	—	—	—
Exchange effect	(21,518)	(48,756)	(43,722)	(1,779)	(115,775)	—	—	—

As of December 31, 2021	$3,584,326	$2,580,246	$3,464,652	$234,936	$9,864,160	$2,351,603	$151,859	$2,503,462

Financial liabilities at fair value through profit or loss
Derivatives
NT$ (In Thousands)
As of January 1, 2021	$—
Recognized in profit (loss)	360,494
Issuance	2,020,105

As of December 31, 2021	$2,380,599

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2022	$3,584,326	$2,580,246	$3,464,652	$234,936	$9,864,160	$2,351,603	$151,859	$2,503,462
Recognized in profit (loss)	(150,786)	(328,602)	519,572	(53,225)	(13,041)	—	—	—
Recognized in other comprehensive income (loss)	—	—	—	—	—	1,076,117	30,688	1,106,805
Acquisition	192,258	485,256	625,542	—	1,303,056	—	—	—
Disposal	(186,579)	(15,782)	(194,572)	(149,850)	(546,783)	—	—	—
Return of capital	—	—	(26,672)	—	(26,672)	—	—	—
Transfer out of Level 3	(326,577)	—	—	—	(326,577)	—	—	—
Exchange effect	86,166	144,140	237,811	4,613	472,730	—	—	—

As of December 31, 2022	$3,198,808	$2,865,258	$4,626,333	$36,474	$10,726,873	$3,427,720	$182,547	$3,610,267

Financial liabilities at fair value through profit or loss
Derivatives
NT$ (In Thousands)
As of January 1, 2022	$2,380,599
Recognized in profit (loss)	(1,433,405)
Derecognition	(508,797)

As of December 31, 2022	$438,397

The total profit
(loss)
of NT$721 million, NT$330 million and NT$(74) million for the years ended December 31, 2020, 2021 and 2022, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.
The total profit (loss) of nil, NT$(360) million and NT$829 million for the years ended December 31, 2020, 2021 and 2022, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.
The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.
Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of December 31, 2021
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.
A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the year ended December 31, 2021 by NT$281 million and NT$242 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the year ended December 31, 2021 by NT$186 million.

Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	45.84%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the year ended December 31, 2021 by NT$283 million and NT$278 million, respectively.

As of December 31, 2022
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.
A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the year ended December 31, 2022 by NT$273 million and NT$198 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the year ended December 31, 2022 by NT$248 million.

Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	36.46%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the year ended December 31, 2022 by NT$77 million and NT$67 million, respectively.

b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:
The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The

fa
ir values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

As of December 31, 202 1
		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Bonds payables (current portion included)	$41,947,014	$31,442,469	$10,504,545	$—	$40,536,658
Long-term loans (current portion included)	36,624,907	—	36,624,907	—	36,624,907

As of December 31, 2022
		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Bonds payables (current portion included)	$28,346,985	$22,916,330	$5,430,655	$—	$28,184,687
Long-term loans (current portion included)	19,279,342	—	19,279,342	—	19,279,342

12.	OPERATING SEGMENT INFORMATION

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

(2)	Geographic non-current assets information

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Taiwan	$81,505,018	$130,812,383
Singapore	10,610,974	29,080,766
China (includes Hong Kong)	48,667,135	37,213,538
Japan	10,010,255	10,736,562
USA	24,116	2,818
Europe	18,210	17,256
Others	2,489	564

Total	$150,838,197	$207,863,887

Non-current
assets include property, plant and equipment,
right-of-use
assets, intangible assets, prepayment for equipment and other noncurrent assets.

(3)	Major customers
Individual customers accounting for at least 10% of operating revenues for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the years ended December 31,
	2020	2021	2022
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Customer A	$20,380,814	$21,935,208	$24,061,849

13.	CAPITAL MANAGEMENT
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
non-controlling
interests) plus net debt.
The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022
	NT$	NT$
	(In Thousands)	(In Thousands)
Total liabilities	$186,580,294	$201,834,635
Less: Cash and cash equivalents	(132,622,131)	(173,818,777)

Net debt	53,958,163	28,015,858
Total equity	264,375,047	322,810,948

Total capital	$318,333,210	350,826,806

Debt to capital ratios	16.95%	7.99%