Form 20-F
period 2023-12-31
UNITED MICROELECTRONICS CORP
filed 2024-04-25
CIK 1033767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
No. 3,
Li-Hsin
2nd Road, Hsinchu Science Park,
Hsinchu 300094, Taiwan, R.O.C.
(Address of principal executive offices)
Chitung Liu, Senior Vice President & Chief Financial Officer
Telephone:
+886
-2-2658-9168
/ Email: ir@umc.com
8F, No. 68, Section 1, Neihu Road, Taipei 114066, Taiwan, R.O.C.
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
12,529,822,160 Common Shares of Registrant issued and outstanding as of December 31, 2023
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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

FISCAL YEAR ENDED DECEMBER 31, 2023

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

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT MAY NOT BE REALIZED

Our disclosure and analysis in this Annual Report contain or incorporate by reference some forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. You can identify forward looking statements by the fact that they do not relate strictly to historical or current facts. The words “may”, “will”, “is/are likely to”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions are intended to identify a number of these forward-looking statements. Forward-looking statements in this Form 20-F include, but are not limited to, statements regarding our business strategies and future plans, anticipated business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the capabilities of our technologies and manufacturing process, technological upgrades, investment in research and development, future market demand, regulatory or other developments in our industry, business expansion plans or new investments as well as business acquisitions and financing plans. Please see “Item 3. Key Information—D. Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	our dependence on frequent introduction of new product services and technologies based on the latest developments;

•	the intensely competitive semiconductor, communications, consumer electronics and computer industries and markets;

•	risks associated with our international business activities;

•	our dependence on key personnel;

•	general economic conditions, including those related to the semiconductor, communications, consumer electronics and computer industries;

•	natural disasters, such as earthquakes and droughts, which are beyond our control;

•	possible disruptions in commercial activities caused by natural and human-induced disasters, and outbreaks of contagious diseases;

•	fluctuations in foreign currency exchange rates;

•	geopolitical conflicts, including political relationships between U.S., China and Taiwan;

•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the U.S. Securities and Exchange Commission, or the U.S. SEC; and

•	those other risks identified in the “Item 3. Key Information—D. Risk Factors” section of this Annual Report.

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

GLOSSARY

AMS	Analog/mixed-signal.

ASIC	Application Specific Integrated Circuit. A custom-designed integrated circuit that performs specific functions which would otherwise require a number of off-the-shelf integrated circuits to perform.

BCD	Bipolar-Complementary Metal Oxide Semiconductor (“CMOS”)-Double Diffused Metal Oxide Semiconductor (“DMOS”). An integrated circuit and one of the most important components for power management integration circuits.

BSI-CSI	Back-Side Illuminated CMOS Image Sensor, which is recently used for mobile product image sensor with better performance and thinner chip.

Cell	Semiconductor structure in an electrical state, which can store a bit of information, mainly used as the building block of memory array.

Die	A piece of a semiconductor wafer containing the circuitry of an unpackaged single chip.

DRAM	Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity hundreds of times per second or else it will fade away.

eFlash	Embedded Flash Nonvolatile Memory. Used for most SoC (“System-on-Chip”) applications and has faster speed and enhanced security.

eHV	Embedded High Voltage Device. Used for Liquid Crystal Display (“LCD”) driver circuit to drive LCD devices.

FinFET	Fin Field-Effect Transistor.

FPGA	Field Programmable Gate Array. A programmable integrated circuit.

Integrated Circuit	Entire electronic circuit built on a single piece of solid substrate and enclosed in a small package. The package is equipped with leads needed to electrically integrate the integrated circuit with a larger electronic system. Monolithic and hybrid integrated circuits are distinguished by the type of substrate used.

Interconnect	The conductive path made from copper or aluminum that is required to achieve connection from one circuit element to the other circuit elements within a circuit.

Mask or Photomask	A piece of glass on which an integrated circuit circuitry design is laid out.

MCU	Microcontroller unit, a small computer on a single integrated circuit, containing one or more central processing units along with memory and programmable input/output peripherals.

Memory	A group of integrated circuits that a computer uses to store data and programs, such as ROM, RAM, DRAM and SRAM.

Micron	A unit of spatial measurement that is one-millionth of a meter.

MRAM	Magnetic Random Access Memory.

Nanometer	A unit of spatial measurement that is one-billionth of a meter.

RAM	Random Access Memory. A type of volatile memory forming the main memory of a computer where applications and files are run.

RRAM	Resistive Random Access Memory.

RF-SOI	Radio Frequency Silicon on Insulator.

ROM	Read-Only Memory. Memory that is programmed by the manufacturer and cannot be changed. Typically, ROM is used to provide start-up data when a computer is first turned on.

Scanner	A photolithography tool used in the production of semiconductor devices. This camera-like step-and-scan tool projects the image of a circuit from a master image onto a photosensitized silicon wafer.

SoC	System-on-Chip. A chip that incorporates functions currently performed by several chips on a cost effective basis.

SOI	Silicon-On-Insulator. Silicon wafer consisting of a thin layer of oxide, on top of which semiconductor devices are built.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Transistor	Tri-terminal semiconductor device in which input signal (voltage or current depending on the type of transistor) controls output current. An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products which lose their data content when the power supply is switched off.

12-inch wafer equivalents	Standard unit describing the equivalent amount of 12-inch wafers produced after conversion, used to quantify levels of wafer production for purposes of comparison. Figures of 12-inch wafer equivalents are derived by converting the number of wafers of all dimensions (e.g., 6-inch, 8-inch and 12-inch) into their equivalent figures for 12-inch wafers. 100 6-inch wafers are equivalent to 25 12-inch wafers. 100 8-inch wafers are equivalent to 44.44 12-inch wafers.

PART I.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.	[RESERVED]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In recent times, several major systemic economic and financial crises negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our goods and services. In addition, these crises may cause a number of indirect effects such as undermining the ability of our customers to remain competitive when faced with the financial and economic challenges created by adverse political and macro-economic conditions and companies struggling to survive in the wake of these crises. For example, since early 2023, semiconductor industry has experienced an economic downturn that has resulted and is likely to result in reduced demand for consumer electronics and other products incorporating semiconductors, which has in turn affected our business operations and financial conditions. In addition, even when these crises have abated, there could be in the future lingering effects from these types of crises on our business, including significant reduction in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products; customer insolvencies and bankruptcies; and counterparty failures negatively impacting our treasury operations. Any future systemic political, economic or financial crises could cause revenues for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial condition of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could increase our operating expenses and therefore reduce our operating income and net income. Any disruption in global trade conditions such as the increase in tariffs or the escalation of regional trade tension will indirectly impact global business environment which may adversely impact our business, results of operations and financial condition.

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

Our revenues, expenses and results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations have at times in the past been negatively affected by, and are expected to continue to be subject to the risk of the following factors:

•	the seasonality and cyclical nature of both the semiconductor industry and the markets served by our customers;

•	our customers’ adjustments in their inventory;

•	the loss of a key customer or the postponement of orders from a key customer;

•	the rescheduling and cancellation of large orders;

•	our ability to obtain equipment, raw materials, electricity, water and other required utilities on a timely and economic basis;

•	pandemic and outbreaks of other contagious diseases;

•	regulatory development and changes affecting our business operations globally;

•	global and regional geopolitical conditions, including arms conflicts and wars;

•	announcement of major collaboration or partnership agreements;

•	environmental events, such as fires and earthquakes, or industrial accidents; and

•	technological changes.

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

The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. For example, based on market conditions, some companies, including our largest competitors, have announced plans to increase capacity expenditures significantly. We believe such plans, if carried out as planned, will increase the industry-wide capacity and are likely to result in overcapacity in the future. In periods of overcapacity, if we are unable to offset the adverse effects of overcapacity through, among other things, our technology and product mix, we may have to lower the prices we charge our customers for our services and/or we may have to operate at significantly less than full capacity. Such actions could reduce our margin and profitability and weaken our financial condition and results of operations. We cannot give any assurance that an increase in the demand for foundry services in the future will not lead to overcapacity in the near future, which could materially adversely affect our revenues, earnings and margins.

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

The outbreak of infectious disease may materially and adversely affect our business and operations as well as our financial condition and results of operations

Any outbreak of contagious diseases, including but not limited to Zika virus, Ebola virus, avian or swine influenza or severe acute respiratory syndrome, in any region of the world in which we operate our business may disrupt our ability to adequately staff our business and may generally disrupt our operations. An occurrence of a major pandemic, such as the recent COVID-19 pandemic, can materially and adversely affect our operations and the semiconductor markets in which we conduct our business. We have significant operations in China, Taiwan and the Asia Pacific region, including supply chain and manufacturing facilities and sales and marketing channels. If potential outbreak occurs in these areas, we may experience a decline of sales activities and customer orders; reduction of operation and workforce at our fabs; difficulties in international travels and communications; regulatory restrictions; reduction of research and development activities; and other risks resulting from the outbreak. Any of these factors may adversely affect our business, financial conditions and results of operations. However, we cannot predict the impact of future infectious disease on the semiconductor industry in the future, and any increase in such demand may not be sustainable and we may experience a decline in our sales activities and customer orders.

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

The principal elements of competition in the wafer foundry market include:

•	technical competence;

•	time-to-volume production and cycle time;

•	time-to-market;

•	research and development quality;

•	available capacity;

•	manufacturing yields;

•	customer relationships, including service and design support;

•	price;

•	management expertise; and

•	strategic alliances.

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

Our agreement with Intel subject us to additional risks, and we may not be able to succeed or generate sufficient revenue or profit as we anticipated under the Intel agreement.

On January 25, 2024, we entered into a collaboration with Intel Corporation for the purpose of developing a 12nm semiconductor process platform to address high-growth markets such as mobile, communication infrastructure and networking (the “Collaboration”). The Collaboration combines Intel’s established U.S. manufacturing capacity and UMC’s extensive foundry experience on mature nodes to enable an expanded process portfolio, and we currently expect production of 12nm products in 2027. However, the Collaboration subject us to additional risks in our business operations, including but are not limited to:

•	Additional cost and investment to operate and support a manufacturing facility in the U.S.;

•	Inability to control over the manufacturing process;

•	Disagreement or conflict with Intel as to the terms of Collaboration;

•	Lack of experience with operating or managing a foundry in the U.S.;

•	Inability to recruit or retain qualified personnel to advance the collaboration;

•	Delays in ramp-up productions;

•	Failure of customers to accept new products; and

•	Compliance with U.S. regulatory and legal requirements.

In addition, there is no guarantee that the Collaboration will result in financial and economic benefits as we anticipated. Any of the risk factors listed above and other risks may cause a delay in the production of 12nm products under the Collaboration or even prevent us from completing the joint development projects. Our failure to succeed or generate sufficient revenue under the Collaboration will adversely affect our business operations and results of operations, and may damage our reputation and adversely affect the trading price of our ADS.

We depend on a small number of customers for a significant portion of our operating revenues and any loss of these customers would result in significant declines in our operating revenues.

We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for 54.5%, 52.4% and 62.0% of our operating revenues in 2021, 2022 and 2023, respectively. Our largest customer from our wafer fabrication segment accounted for 10.3%, 8.6% and 13.1% of our operating revenues in 2021, 2022 and 2023, respectively. We expect that we will continue to depend upon a relatively limited number of customers for a significant portion of our operating revenues. We cannot assure you that our operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to any of these customers could significantly reduce our operating revenues.

Our customers generally do not have long-term agreements with us to purchase wafers, and many customers do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues, adjust production costs and allocate capacity efficiently on a timely basis. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, except in periods of extreme capacity shortage. The lack of significant backlog and the unpredictable length and timing of semiconductor cycles make it difficult for us to forecast our revenues in future periods. Moreover, our expense levels are based in part on our expectations of future revenues, and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our operating revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter.

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

Our ability to maintain our profitability depends, in part, on our ability to:

•

maintain high capacity utilization, which is defined as the ratio of the wafer-out quantity of 12-inch wafer equivalents divided by our estimated total 12-inch equivalent capacity in a specified period. The estimated capacity figures may vary depending upon equipment delivery schedules, pace of migration to more advanced processing technologies and other factors affecting production ramp-ups;

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

We are a manufacturing company that relies on suppliers to provide raw materials. In order to ensure stable manufacturing operations, we have signed long-term supply contracts with our suppliers to obtain sufficient quantities of acceptable quality raw materials. For example, we purchased a majority of our silicon wafers from five makers, Shin-Etsu Handotai Corporation, or Shin-Etsu, GlobalWafers, Siltronic and Sumco Group (including Sumco Corporation and Formosa Sumco Technology Corporation) and Soitec. Although we source raw materials from multiple suppliers, a small number of these suppliers hold an important position in our raw material supply due to the consistency of their product quality, and this concentration of supply may subject us to additional risks, particularly if we are not able to maintain relationships with these suppliers. In addition, our ability to source raw materials may depend on factors outside of our control, such as geopolitical tensions and regulatory development that could restrict our ability to do business with these suppliers.

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

We also depend on a limited number of manufacturers and vendors that make and maintain the complex equipment we use in our manufacturing processes. We also rely on these manufacturers and vendors to improve our technology to meet our customers’ demands as technology improves. In periods of unpredictable and highly diversified market demand, the lead time from order to delivery of this equipment can be as long as twelve to eighteen months. If there are delays in the delivery of equipment or in the availability or performance of necessary maintenance, it could cause us to delay our introduction of new manufacturing capacity or technologies and delay product deliveries, which may result in the loss of customers and revenues.

With the fluctuations in the economy, the demand for semiconductors declined from 2023, and some material supply and demand situations will be alleviated. In order to reduce supply risks in the future, we are actively engaging new supply sources. However, there is no guarantee that we will be able to secure new supply sources, and even if we are able to identify such sources, we may have difficulties in negotiating terms favorable to us.

We may be subject to the risk of loss due to fire because the materials we use in our manufacturing processes are highly flammable.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and may therefore be subject to the risk of loss arising from fires. Despite taking many countermeasures, the risk of fire associated with these materials cannot be completely eliminated. We maintain insurance policies to reduce losses caused by fire, including property damage and business interruption insurance. However, our insurance coverage is subject to deductibles and self-insured retention and may not be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of a fire, it would temporarily reduce manufacturing capacity, which will adversely affect our business operations and results of operations. In order to mitigate the impact, we have introduced the ISO 22301 BCM system in all production fab and practice emergency response every year to speed up the recovery time in the event of a fire. However, these additional measures may not be sufficient to prevent all future risks of loss.

We and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

Most of our assets and suppliers are located in certain parts of Taiwan. Our operations and suppliers are vulnerable to earthquakes, floods, droughts, power losses and similar events that affect the locations of our operations. The occurrence of any of these events could interrupt our services and cause severe damages to wafers in process, or lead to business disruptions. For example, given the prolonged period in the lack of rainfall particularly acute in southern Taiwan which may impact our manufacturing capacity, therefore may have a potentially adverse and material impact on our operational and financial performance. Besides the potential risks that may be caused by water shortage, we have in the past experienced severe earthquakes which adversely affected our wafer manufacturing operations in Taiwan. Although we had adopted anti-seismic damper and anchorage in our fab, piping and equipment which ensured the safety of our employees and minimized impact resulting from the earthquake, and we recovered partially the losses resulting for this earthquake from our insurance policy, there is no guarantee that all countermeasures will always be effective when exceed its design limit. There is also no guarantee that any future damages or business loss from severe natural disasters will be covered by insurance, or that such coverage will be sufficient due to unpredictable insurance market. Furthermore, the cost of insurance policies may increase in the future that will make it more expensive for us to obtain and maintain adequate insurance policies.

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

As climate change continues to be severe, the international community not only pays attention to the energy transition, but also successively establishes mechanisms for monetizing the impact of carbon emissions on society and the environment, such as carbon pricing mechanism, carbon border adjustment mechanism, etc. For example, we have an advanced 12-inch wafer fab in Singapore. The Singapore government introduced a carbon tax from 2019 onwards, making it the first country in Southeast Asia to promote this measure. In Taiwan, “Climate Change Response Act” was promulgated in February 2023 to accelerate the goal of achieving net-zero carbon emissions by 2050 with additional stringent requirements such as carbon tariffs on imports of carbon-intensive products and a carbon-fee charging to urge enterprises for GHG reduction. The Ministry of Environment announced that companies that emit more than 25,000 metric tons of carbon dioxide a year will be charged carbon fees in 2025, based on their total emissions in 2024. The impacts on UMC include an increase in operating and investment costs.

In addition, government’s energy management measures may cause power shortage and affect our business operation. For example, China government requested enterprises to reduce electricity consumption in 2022. Although UMC’s plants in China have not been directly affected, there is no guarantee that such reduction in consumption will not occur in the future.

We have developed climate change risk assessment tool and related departments participated in the identification work. Adaptation and mitigation measures are developed in response to the identified climate change risk. Furthermore, we also disclosed risk and opportunity of climate change according to the framework of TCFD (Task Forced on Climate-related Financial Disclosures) in UMC Sustainability Report and our official website. Starting in 2021, UMC will continue to conduct third party TCFD performance assessment to provide that our climate change risk assessment system and associated financial disclosure data are highly credible and transparent.

Disruptions in the international trading environment may seriously decrease our international sales.

We have operations worldwide and a significant percentage of our operating revenues is generated from sales to locations outside the R.O.C. and we expect this trend to continue in the foreseeable future. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, tariff, tax laws, import duties, intellectual property rights, export control and foreign exchange controls of the countries in which we sell our products, and the political and economic relationships between these countries. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

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

In addition, because we have a global operation, we may be subject to intellectual property disputes and litigation in foreign jurisdictions with divergent laws and practices, which will make it more costly and time consuming for us to initiate or defend such litigations. Furthermore, if we are engaged or involved in a high-profile intellectual property dispute or litigation in foreign countries with stringent national security regulations, such as the U.S. and China, we may be subject to heightened scrutiny by government agencies in such countries, which may lead to adverse actions taken by such government agencies, including prolonged investigation and litigation, which can negatively affect our operations and damage our reputation. Any intellectual property claim or litigation could harm our business, results of operations, financial condition and prospects.

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

We do not believe that we were a passive foreign investment company, or PFIC, for 2023 and we do not expect to become one in the future, although there can be no assurance in this regard. Characterization as a PFIC could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.

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

Our legal and commercial name is United Microelectronics Corporation, commonly known as “UMC”. We were incorporated under the R.O.C. Company Law as a company limited by shares in May 1980 and our common shares are listed on the Taiwan Stock Exchange since 1985. Our principal executive office is located at No. 3 Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C, and our telephone number is 886-3-578-2258. Our Internet website address is www.umc.com. The information on our website does not form part of this Annual Report. Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. In 2023, we were ranked among the top 5% of companies for the ninth consecutive year in the Corporate Governance Evaluation conducted by the Taiwan Stock Exchange and Taipei Exchange. The assessment was conducted across over 1,600 public companies in Taiwan.

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication devices, consumer electronics, computer, and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. The following table presented the percentages of our wafer sales by application for the years ended December 31, 2021, 2022 and 2023.

	Years Ended December 31,
Application	2021	2022	2023
	%	%	%
Communication	46.2	45.2	45.1
Consumer	26.6	26.2	24.0
Computer	16.7	14.6	11.0
Others	10.5	14.0	19.9

Total	100.0	100.0	100.0

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

We provide high quality service based on our performance. In today’s marketplace, we believe it is important to make available not only the most effective and flexible processes, but also the best solutions to enable customers to design integrated circuits capable of incorporating entire systems on a chip. Through these efforts, we intend to be the foundry solution for SoC customer needs. To achieve this goal, we believe it is necessary to timely develop and offer the IP and design support that customers need to ensure their specific design blocks function seamlessly with the other design blocks of the integrated circuit system in the manner intended. Accordingly, we have a dedicated IP and design support team that focuses on timely development of IP and processes specifically designed for our customers in order to ensure products that operate and perform as intended. Our design service team actively cooperates with our customers and vendors to identify, early in the product/market cycle, the offerings needed to ensure that our coordinated offerings are available in a streamlined and easy-to-use manner. This ensures the timely delivery of service offerings from the earliest time in the customer design cycle, resulting in a shorter time-to-volume production. We also provide our customers with real-time online access to production data and specifications, resulting in superior communication and efficiency. We further address our customers’ needs using our advanced technology and proven methodology to achieve fast cycle time, high yield, production flexibility and close customer communication. For example, we select and configure our clean rooms and equipment and develop our processes to maximize the flexibility in meeting and adapting to rapidly changing customer and industry needs. As a result, we believe that our cycle time, or the period from customer order to wafer delivery, and our responsiveness to customer request changes are among the fastest in the dedicated foundry industry. We believe our leading technology and high-volume capability is a major competitive advantage.

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

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel Mobile, plus leading fabless design companies, such as MediaTek, Realtek, Qualcomm and Novatek. In 2023, our company’s top ten customers accounted for 62.0% of our operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

In 2014, we and Fujitsu Semiconductor Limited, or Fujitsu, announced a joint venture agreement where we invested ¥5 billion as an initial investment and received approximately 9.3% of the issued and outstanding share capital to become a minority shareholder of a newly formed subsidiary of Fujitsu named Mie Fujitsu Semiconductor Limited, or MIFS, which will operate a 300mm wafer manufacturing facility located in Kuwana, Mie, Japan. In 2015, we increased our ownership interest in MIFS to approximately 15.9% by making an additional capital investment of NT$1.36 billion. Through this relationship with us, MIFS was able to expand its business globally as a pure-play foundry company by strengthening its production and development capacity in a cost competitive manner. On June 29, 2018, our board approved the acquisition of the remaining 84.1% in MIFS from Fujitsu and the transaction was completed on October 1, 2019 at a consideration of JPY¥54.4 billion. Upon completion of the transaction, MIFS became one of our wholly-owned subsidiaries and was renamed “United Semiconductor Japan Corporation”, or USJC. We believe the acquisition of USJC aligns with our growth strategy which prioritizes on differentiating process technologies to fulfill the growing market demand across logic and specialty markets, and the acquisition provided us with an enhanced capability to gain market share in key geographical areas, including Japan. The 300mm fab based in Japan provides a capacity of approximately 36,733 per month, specializing in the manufacturing of 90nm, 65nm, 55nm and 40nm products.

In 2014, we established United Semiconductor (Xiamen) Co., Ltd., or USCXM, based in Xiamen, Fujian Province, China that focuses on 12-inch wafer foundry services. USCXM manufactures 12-inch wafers and offer 28 nanometer, 40 nanometer and 55 nanometer process technologies. We obtained the initial investment approval from the R.O.C. government on December 31, 2014 with US$300 million invested by HJ (Hejian Technology Suzhou) and US$450 million by UMC. The initial groundbreaking event of USCXM took place in March 2015 and the grand opening ceremony took place in November 2016. In November 2017, we obtained approval from the R.O.C. government for a US$600 million capital investment in USCXM which was completed in September 2018. USCXM successfully commenced commercial mass production by the end of 2016 and has carried out production on both 40nm and 28nm technology nodes in 2017. In February 2020, our subsidiary HeJian Technology’s board of directors approved an investment of US$500 million in USCXM which was completed in March 2023. In addition, we obtained approval from the R.O.C. government on October 26, 2022 for a US$120 million investment by HJ and a US$664 million investment by UMC to purchase equity interest of USCXM from existing shareholders. After the completion of the transaction in July 2023, the company and HJ hold 100% of the shares of USCXM, and USCXM has increased its contribution to the overall financial performance of UMC. As one of UMC’s four 12-inch fabs in geographically diverse locations, USCXM provides global customers with high-quality fabrication services and varied manufacturing options.

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

On February 24, 2022, we announced that our board has approved a plan to build a new advanced manufacturing facility next to its existing 300mm fab in Singapore. This greenfield fab is expected to provide a monthly capacity of 30,000 wafers. The new fab will be one of the most advanced semiconductor foundries in Singapore utilizing our proprietary 22/28nm processes. We expect the new fab will play an important role in satisfying growing demand in these markets.

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

On January 25, 2024, we entered into a collaboration with Intel Corporation (the “Collaboration”), pursuant to which the parties agreed to jointly develop new 12nm related technology and commercialize such technology. In connection with such Collaboration, the parties granted each other IP licenses and rights necessary to carry out their respective obligations. The Collaboration is expected to create a 12nm semiconductor process platform to address high-growth markets such as mobile, communication infrastructure and networking. The Collaboration agreements set out terms to bring together Intel’s at-scale U.S. manufacturing capacity and UMC’s extensive foundry experience on mature nodes to enable an expanded process portfolio. The Collaboration also expects to offer global customers greater choice in their sourcing decisions with access to a more geographically diversified and resilient supply chain. We believe that the Collaboration will enable UMC’s customers to smoothly migrate to a 12nm node, and allow UMC to establish a more significant footprint in the U.S. Production of the 12nm process, which is expected to begin in 2027.

The Collaboration provides for a long-term agreement between UMC and Intel. The agreements may be terminated upon the occurrence of specified events, each as further set forth therein, including uncured material breach or violation of laws, inability to gain required regulatory approval, bankruptcy or similar circumstances, certain change of control transactions or failure to achieve certain business or operational milestones.

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

Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies. We believe that maintaining and enhancing our leadership in semiconductor manufacturing technology for mass production is critical to attract and retain customers. Our reputation for technological excellence enabled us to acquire both established and emerging leaders in semiconductor industries who work closely with us on technology development. In addition, we believe our superior processing expertise has enabled us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue enhancing capital expenditures in research and development and building internal research and development expertise, to focus on logic and specialty process development to accelerate access to next-generation and specialized technologies. In addition to research and development, in April 2021, we announced an expansion of 300mm Fab 12A Phase 6 (P6) in Taiwan’s Tainan Science Park through a collaboration model where the program is supported by customers’ multi-year product alignment. As part of the agreement, these customers will provide us with a loading protection mechanism to ensure that P6 fab utilization rates will be maintained at healthy levels. Furthermore, on February 24, 2022 our board of directors approved a plan to build a new advanced manufacturing facility next to our existing 300mm fab (Fab12i) in Singapore. The first phase of this greenfield fab is expected to have a monthly capacity of 30,000 wafers with production expected to commence in first half of 2025. The new fab (Fab12i P3) will utilize 28nm and 22nm process technologies.

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

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2023.

	Wavetek	Fab 8A	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 8N	Fab 12A	Fab 12i	Fab 12X	Fab 12M
Commencement of volume production	1989	1995	1998	2000	1998	2000	2000	2003	2002	2004	2016	2005
Estimated full capacity (1)(2)	27,577	69,142	39,800	39,450	43,700	48,200	38,000	84,500	115,376	54,807	26,500	36,733
	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month
Wafer size	6-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	12-inch	12-inch	12-inch	12-inch
	(150mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(300mm)	(300mm)	(300mm)	(300mm)

(1)	Measured in stated wafer size.
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

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 8A, No. 3, 5, Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300094, R.O.C.	43,130 / 83,699	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8C & Fab 8D, No. 6, 8, Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300094, R.O.C.	33,784 / 100,609	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8E, No. 17, Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 300094, R.O.C.	35,779 / 76,315	8-inch wafer production	Leased (expires in February 2036)	Owned

Fab 8F, No. 3, Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 300096, R.O.C.	23,774 / 65,736	8-inch wafer production	Leased (expires in February 2038)	Owned

Fab 8S, No. 16, Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 300093, R.O.C.	20,365 / 65,614	8-inch wafer production	Leased (expires in December 2023)	Owned

Fab 8N, No. 333, Xinghua St., Suzhou Industrial Park, Suzhou, Jiangsu Province 215025, P.R.C.	215,621 / 112,247	8-inch wafer production	Leased (expires in December 2052)	Owned

Fab 12A, No. 18, 20, Nan-Ke 2nd Rd., & No. 57, Nan-ke 3rd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 744092 & 744094, R.O.C.	247,798 / 633,904	12-inch wafer production	Leased (expires in June 2042)	Owned

Fab 12i, No. 3, Pasir Ris Drive 12, Singapore 519528	197,810 / 380,219	12-inch wafer production	Leased (expires in July 2052)	Owned

Fab 12X, No. 899, Wan Jia Chun Road, Xiang’an District, Xiamen, Fujian Province 361101, P.R.C.	250,725 / 348,537	12-inch wafer production	Leased (expires in January 2065)	Owned

Fab 12M, 2000, Mizono, Tado-cho, Kuwana, Mie, 511-0118, Japan	307,293 / 152,486	12-inch wafer production	Owned	Owned

United Tower, No. 3, Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300094, R.O.C.	8,985 / 85,224	Administration office	Leased (expires in December 2033)	Owned

Neihu Rd. Office, 8F, No. 68, Sec. 1, Neihu Rd., Taipei, Taiwan 114066, R.O.C.	626 / 4,817	Administration office	Owned	Owned

Testing Building, No. 1, Chin-Shan, 7th St., Hsinchu, Taiwan 300063, R.O.C.	10,762 / 41,318	Leased to several companies	Owned	Owned

R&D Building, No. 18, Nan-Ke 2nd Rd., Tainan Science Park, Sinshih, Tainan, Taiwan 744092, R.O.C.	42,000 / 47,396	Research and development	Leased (expires in December 2023)	Owned

Wavetek, No. 10, Chuangxin 1st Rd., Hsinchu Science Park, Baoshan Township, Hsinchu, Taiwan 300092, R.O.C.	27,898 / 34,609	6-inch wafer production	Leased (expires in December 2034)	Owned

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

We pioneered the production of numerous semiconductor products. Our continued enhancement of our process technologies has enabled us to manufacture semiconductor devices with smaller geometries. In 2013, we successfully developed and released into production 28nm Poly-SiON and High-k/metal gate technologies. In 2015, we provided a High-k/ metal gate with high performance compact, or HPC, solution and improved to a high-performance compact plus, or HPC+, solution by the end of 2017 for speed-intensive and optimized power consumption products. We and Cadence Design Systems collaborate on certification of analog/mixed-signal flow for 28HPC+ process. Certification enables customers to leverage the integrated, comprehensive AMS solution to facilitate accelerated designs on our most advanced 28nm node. In 2018, we developed 22nm ULP (ultra-Low Power) and ULL (ultra-Low Leakage) technology to provide cost effective solutions and to obtain better chip performance for IoT applications. We also joined the IBM chip alliance, for advanced process development. With IBM’s know-how and support, we aim to continue to improve our internally developed 14nm FinFET technology, so as to offer a 14nm competitive low-power enhanced technology for mobile computing and communication products. In March 2017, we commenced the shipment of 14nm wafers to customers and have achieved production quality yields for the advanced process that is being utilized for consumer electronic applications. UMC’s 14nm FinFET technology features 55% higher speed and twice the gate density over 28nm process technology. The 14nm process also consumes approximately 50% less power than for 28nm. Moreover, UMC is actively developing a 12nm FinFET Compact (12FFC), with a significant performance boost, smaller chip size, and lower power consumption, compared to the 14FFC process. The 12FFC is more competitive and gives full play to the advantages of FinFET process technology to drive the application of next-generation silicon chips in various fields, such as networking, artificial intelligence, and further high-end consumer electronic products. It is expected to complete the process verification in 2026 and enter production in 2027.

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

Furthermore, we have also successfully developed specialty technologies such as 55/40/28nm embedded memory used for MCU and automotive products, 55/40/28/22nm embedded high voltage device used for display drivers, 55/28/22nm BSI-CSI for image sensors and 110/55nm BCD for power management circuits. We also developed 40/22nm RRAM for advanced node embedded solutions, and RF-SOI technologies of 110/90/55/40nm nodes covering both custom and platform for RF device applications. We also partnered with Avalanche for joint development and production of MRAM to provide an alternative product out of embedded flash in 2018 for 22nm technologies. The 22nm high-density 1Gb HDMRAM product, to be applied in aerospace/LEO satellite communications, has entered trial production. All of these specialty technologies can provide system on chip solutions.

UMC has accumulated years of experience in 2.5D Si-interposer solutions, providing our customers with various applications in high-performance computing (HPC), cloud computing, and large language models (LLMs) for artificial intelligence (AI). UMC newly launched wafer-level 3D W2W hybrid bonding solution offers advantages in both bandwidth and form factor reduction, meeting the growing trend of edge computing and miniaturization needs in mobile devices. UMC has collaborated with customers to enter the trial production stage in the application of RF components in mobile devices. In terms of edge AI applications, UMC has established a one-stop vertical integration project with our supply chain partners, providing customized low-power logic chips and memory module combinations to meet the needs of customers in IoT, secure smart infrastructure, and other terminal devices.

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab in 2023, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2021, 2022 and 2023:

		Year Ended December 31, 2023 Range of	Years Ended December 31,
	Years of	Process	2021	2022	2023

	Commencement of Operation	Technologies (in microns)	(in thousands of 12-inch wafer equivalents, except percentages)
Wavetek	1989	5 to 0.15	82	84	82
Fab 8A	1995	3 to 0.11	336	340	360
Fab 8C	1998	0.35 to 0.11	204	204	210
Fab 8D	2000	0.18 to 0.09	169	182	195
Fab 8E	1998	0.6 to 0.14	203	208	218
Fab 8F	2000	0.18 to 0.11	228	245	253
Fab 8S	2000	0.18 to 0.11	181	197	199
Fab 8N	2003	0.5 to 0.11	408	423	442
Fab 12A	2002	0.13 to 0.014	1,070	1,170	1,305
Fab 12i	2004	0.13 to 0.040	641	655	655
Fab 12X	2016	0.080 to 0.022	284	314	317
Fab 12M	2005	0.13 to 0.040	395	436	438
Total estimated capacity	—	—	4,201	4,458	4,674
Total output (actual)	—	—	4,387	4,486	3,201
Average capacity utilization	—	—	104.4%	100.6%	68.5%

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

Our average capacity utilization rate was 104.4% in 2021, 100.6% in 2022 and 68.5% in 2023.

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

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel Mobile, plus leading fabless design companies, such as MediaTek, Realtek, Qualcomm and Novatek. Although we are not dependent on any single customer, a significant portion of our operating revenues has been generated from sales to a few customers. Our top ten customers accounted for approximately 62.0% of our operating revenues in 2023.

Set forth below is a geographic breakdown of our operating revenues in 2021, 2022 and 2023 by the location where our customers are headquartered.

	Years Ended December 31,
Region	2021	2022	2023
	%	%	%
Taiwan	43.4	37.8	30.7
China (including Hong Kong)	12.7	14.2	12.4
Japan	6.3	6.1	5.2
Korea	8.2	9.2	13.9
USA	22.0	24.2	26.6
Europe	7.4	8.5	11.2
Others	0.0	0.0	0.0

Total	100.0	100.0	100.0

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. As an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. The following table presented the percentages of our wafer sales by types of customers for the years ended December 31, 2021, 2022 and 2023.

	Years Ended December 31,
Customer Type	2021	2022	2023
	%	%	%
Fabless design companies	85.4	84.1	78.3
Integrated device manufacturers	14.6	15.9	21.7

Total	100.0	100.0	100.0

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

(6) Insurance against Information Security Risks

Based on a recent report, data leakage, virus infection, ransomware attacks and hacking event in Taiwan and throughout the world, many international and well-known companies have encountered significant operating loss. There is no guarantee that enterprises will not become the target of attacks despite reasonable security protection in place. In view of this, we obtained cyber security insurance to mitigate and reduce this risk. Such insurance policy has been in effect since January 2019 with retroactive option which can trace back to undiscovered pre-existing threats. The annual insurance coverage is US$10 million for all our fabs in Taiwan, Singapore, Japan, etc.

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

Intellectual Property

Our success depends on our ability to obtain patents, licenses and other intellectual property (IP) rights covering our production processes and activities. To that end, we have developed and acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2023, we held 6,959 U.S. issued patents and 8,237 patents issued outside of the United States. As trade secret protection become increasingly critical, UMC has stepped up internal compliance training and established a robust IP management system. In 2023, UMC achieved Taiwan Intellectual Property Management System (TIPS) certification for the second year, with our certification level improving from AA to AAA, underscoring our unwavering commitment to IP and corporate governance best practices.

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

Research and Development

UMC places significant importance on the dynamics of the semiconductor industry and continues to invest and develop semiconductor manufacturing process technology and know-how. In order to continue the development of logic and specialty technologies, optimize transistor performance, reduce power consumption, and continuously enhance our technical advantages, in 2021, 2022 and 2023, we spent NT$12,935 million, NT$12,953 million and NT$13,284 million (US$434 million), respectively, on research and development, which represented 6.1%, 4.6% and 6.0% respectively, of our operating revenues of such years. Our research and development efforts mainly focus on delivering comprehensive foundry solutions that consist of the key process technologies encompassing logic as well as specialty manufacturing technologies that address customers’ needs. These resources provide our foundry customers with improved opportunities to develop diverse product lines that supply the global semiconductor market. Our commitment to research and development can be illustrated by our 2023 research and development expenditures, which was approximately 6.0% of operating revenues, and a total of 425 domestic and foreign patents granted in 2023.

As of December 31, 2023, we employed 1,478 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals. We will continue to invest in technology innovation, optimize capacity to enhance product mix and penetrate emerging applications. We believe that these efforts will create higher customer adoption of our logic and specialty technologies and expand our market share to fuel growth.

Our Investments

Our investment holdings consist of equity interest in certain company and reflect current market valuations as these assets may change in accordance with market conditions.

The following table sets forth the sales of our investments in 2021:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)
Octtasia Investment Holding Inc.	4	425
Phison Electronics Corp.	1	219
CNEX Labs, Inc.	0	170
Hut 8 Mining Corp.	1	159
Clientron Corp.	8	156

The following table sets forth the sales of our investments in 2022:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)
Excellence Optoelectronics Inc.	9	201
Lanhor Fund	—	195
Lintes Technology Co., Ltd.	1	125
Mercuries Life Insurance Co., Ltd.	20	117
Winking Entertainment Ltd.	2	112

The following table sets forth the sales of our investments in 2023:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)	(in US$ millions)
King Yuan Electronics Co., Ltd.	23	1,331	43
Unimicron Technology Corp.	2	293	10
Evergreen Aviation Technologies Corp.	3	285	9
AMPAK Technology Inc.	3	256	8
Win Win Precision Technology Co., Ltd.	4	217	7

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

Safety and Health Aspects:

•

Meet or exceed the requirements on occupational safety and health of the place of operation and comply with ISO 45001 and relevant international standards, aiming for zero incident. The company is committed to steady development while making safety a priority.

•

Set up prioritization and action plans, continue to promote safety and health management system and risk improvement processes to achieve and maintain world-class safety/health and risk management performance.

•	Use advanced safety and health technologies as well as risk and disaster rescue techniques to aggressively enhance all safety aspects in a pioneering manner.

•

Implement prevention management and auditing systems to ensure the safety of the work environment and operations, maintaining the physical and mental health of employees, contractors, customers as well as partners in the operation of the enterprise.

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

The following list sets forth some of the important awards that we received in environmental protection, safety and health:

•	Selected as a member of Dow Jones Sustainability Indices (DJSI) World Index for the sixteenth straight year since 2008 and also named a constituent of Emerging Markets Index in 2023;

•	Selected as component of MSCI ACWI ESG Leaders Index and MSCI Emerging Markets ESG Leaders Index;

•	Selected as component of FTSE4Good All-World Index and FTSE4Good Emerging Index for ninth consecutive year, and FTSE4Good TIP Taiwan ESG Index since the launch of the index in 2017;

•	Recognized double A List by CDP for climate change and water security for two consecutive years;

•

Awarded “Top 10 Taiwanese Companies Sustainability Model Award” 4th place (2023) and “Corporate Sustainability Report Award” (2008-2023) for sixteenth consecutive year by Taiwan Institute for Sustainable Energy;

•	Awarded “National Sustainable Development Award” by National Council for Sustainable Development, Executive Yuan, R.O.C. (2023);

•	Awarded “National Enterprise Environmental Protection Award” by Ministry of Environment, Executive Yuan, R.O.C. (2003-2023) for twenty-first consecutive year;

•	Awarded “The Best Participation of Green Procurement for Enterprises” by Ministry of Environment, Executive Yuan, R.O.C. (2011-2023);

•	Awarded “Excellent Occupational Safety and Health Executive Organization” by the Hsinchu Science Park, National Science and Technology Council (1998-2023).

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

In 2022, UMC’s GHG emissions reduction target has approved by the Science Based Targets initiative (SBTi). With 2020 as the base year, UMC targets 25% reduction in direct greenhouse gas emissions (Scope 1) and indirect emissions from electricity consumption (Scope 2) by 2030. The Company also aims to lower emissions from its value chain (Scope 3) by 12.3% in the same period. SBTi’s approval is a confirmation of our intended pathway to achieve net zero while also ensuring our reduction targets are in line with what the latest climate science says is needed to prevent the worst impacts of climate change. In 2023, UMC committed to set long-term science-based targets to reach net-zero value chain GHG emissions by 2050 in line with the SBTi Net-Zero Standard. We also support timely disclosure of carbon information and ensuring data quality and engage third-party verifiers to ensure the quality of the data. We completed the verification on greenhouse gas emission and reduction records for all of our fabs on an annual basis. Since 2006, we have participated in the Carbon Disclosure Project formed by global institutional investors and disclosed our annual greenhouse gas emission volume, reduction goals and results. In 2023, UMC has been recognized in CDP’s “A List” for transparency and action on both climate change and water security. The Company stands out as the sole semiconductor company globally to secure this double “A” recognition for two consecutive years and received the highest score in 9 categories among the 11 scoring categories in both two ratings, affirming its commendable performance in greenhouse gas emission reduction and water resource management.

Climate change will not only bring about negative impacts but also drive opportunities for semiconductor simultaneously. Consequently, we have been proactively searching for our own climate related opportunities by considering of market demand for energy-saving and our technique advantages. Our climate change opportunities were identified as green technologies of RF & Power and Logic Related which could reduce the power consumption and carbon emission, which we expect to increase our revenue in 2024.

Risk Management

Risk and safety matters are administered by Group Risk Management and Environmental Safety Health Division. We are pursuing the goal of a highly protected risk status in the semiconductor industry through the implementation of strict engineering safety procedures, regular enforcement of safety codes and standards, and compliance of detailed industry safety guidelines.

Our risk control strategy has been implemented in many ways, including constructing inherently safe fabs, strengthening physical protection standards, redundancy/contingency design, providing with real-time abnormity detection, implementing disciplined maintenance and inspection, deploying natural hazard early warning systems, enhancing emergency response abilities, and developing business continuity plan and crisis response exercise to achieve our continuous operation promise. The achievements in the recent years are as follows:

•

Start in 1999, maintains third party audit by AIG (American International Group), a global leader in risk management and insurance, to evaluate 20 elements of physical and human management performance of each fab.

•

In place an annual contract with Belfor, a professional decontamination company whom provide services for property restoration and development of in-house procedure for initial stabilization of affected properties.

•

Inherent safety design and rescue skill develop for emerging risk, including but not limit to: solar power generation system on the roof-top, and lithium battery inside collaborative robot, and electrical car, etc.

•

Enhanced power distribution system’s reliability and early abnormality detection, such as gradually replace existing lead-acid UPS batteries with lithium-iron, install real-time leak current measurement of cable shielding conductors’ grounding system of HV distribution system, enlarge diesel generators installation rate to increase emergency power percentage and maintain diesel oil in a safety level, etc.

•	Fixed-term contract for private water source and water trucks to overcome water shortage risk in the drought season.

•	Conducted BCP (Business Continuity Plan) drill for external LPG (Liquefied Petroleum Gas) and bulk GN2 (Gaseous Nitrogen) supply disruption risk.

•	Enhance cleanroom’s seismic bracing for suspended ceiling and raised floor in older 8-inch fabs in Hsinchu.

Taiwan situates in Circum-Pacific Seismic Belt, and the threat of earthquakes cannot be underestimated. We have implemented tons of proactive efforts in earthquake loss prevention. We imported the latest anti-seismic technologies, a seismic isolation platform for newly installed reticle stocker and furnace and built up an earthquake warning system in Tainan production base that will provide us with enhanced response time in the event of an earthquake.

Nowadays, extreme weather has become a risk to various business operations. Taiwan suffered its worst drought in 56 years in 2021, in the face of climate change and a more severe water shortage conditions in the future, we have implemented actions based on different water restriction stages, including formulating various water-saving measures and production scheduling adjustments. We also continue to hire water trucks and increase the capacity of contracted private water sources as a contingency plan. In the future, various options such as the use of reclaimed water and recycled water will be continuously evaluated to reduce water risks.

In addition, UMC are fully aware of the impact presented by business interruption. We are also devoted in the pursuit of corporate resilience and continuity by committing non-interrupted services to satisfy our valued customers and important shareholders. In 2013, Fab 12A in Tainan was the first foundry in the world to receive ISO 22301 Business Continuity Management certification. Following our certification roadmap, BCMs framework will continuously import to others production sites by 2024. It demonstrates our commitment to carry out disaster response abilities and ensure continuous production objective.

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

C.	Organizational Structure

The following list shows our corporate structure as of December 31, 2023:

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2023
UMC Group (USA)	U.S.A.	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
TLC Capital Co., Ltd.	Taiwan, R.O.C.	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, R.O.C.	100.00%
UMC Investment (Samoa) Limited	Samoa	100.00%
ECP Vita Pte. Ltd.	Singapore	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
Tera Energy Development Co., Ltd.	Taiwan, R.O.C.	99.01%
United Microchip Corporation	Cayman Islands	100.00%
Wavetek Microelectronics Corporation	Taiwan, R.O.C.	80.00%
Everrich Energy Investment (HK) Limited	China	99.01%
Everrich (Shandong) Energy Co., Ltd.	China	99.01%
Wavetek Microelectronics Corporation (USA)	U.S.A.	80.00%
Best Elite International Limited	British Virgin Islands	100.00%
Infoshine Technology Limited	British Virgin Islands	100.00%
Oakwood Associates Limited	British Virgin Islands	100.00%
Hejian Technology (Suzhou) Co., Ltd.	China	99.9985%
UnitedDS Semiconductor (Shandong) Co., Ltd.	China	99.9985%
United Semiconductor (Xiamen) Co., Ltd.	China	99.9994%
UMC Korea Co., Ltd.	Korea	100.00%
Omni Global Limited	Samoa	100.00%
United Microtechnology Corporation (California)	U.S.A.	100.00%
Sino Paragon Limited	Samoa	100.00%
United Semiconductor Japan Co., Ltd.	Japan	100.00%

D.	Property, Plants and Equipment

Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2023 have been converted into U.S. dollar amounts using US$1.00 = NT$30.62, the foreign currency exchange rate on December 29, 2023 as released by the Board of Governors of the Federal Reserve System. The U.S. dollar conversion appears in parentheses next to the relevant NT dollar amount.

Overview

We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs.

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, revenues varied significantly over this period. In recent years, the semiconductor industry has undergone a shift in demand in response to several prevalent trends, including the widespread implementation of 5G communications, proliferation of Internet of Things, advancement and adoption of electrical vehicles and EV related technologies. After experienced substantial growth for three consecutive years, there were inevitably cases of repeated orders to foundries, resulting in serious higher-than-normal inventory level. In addition, influenced by various adverse factors such as the war in Ukraine and Covid-19 lockdown and reopening in China, the foundry industry faced sluggish demand and serious inventory adjustments in 2023, resulting in lower capacity utilization for the year and weak operation performance. Our average capacity utilization rate was 104.4%, 100.6% and 68.5% for the years ended December 31, 2021, 2022 and 2023, respectively. We believe that our operating results in 2021, 2022 and 2023 continue to reflect the ongoing uncertainty in the global economy.

Pricing

We price our products on either a per die or a per wafer basis, taking into account a variety of factors, including the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we conduct a regular review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed in nature, fluctuations in our products’ average selling price historically have had a substantial impact on our margins and profitability. Our average selling price increased by 21.3% from 2021 to 2022 and 6.3% from 2022 to 2023, which reflects the optimization in overall product mix as well as the strong market demand primarily due to the accelerated growth in the semiconductor industry.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to provide competitive pricing with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2021, 2022 and 2023, approximately 66.3%, 67.7% and 63.9%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees, indirect labor and utilities costs.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate was 104.4%, 100.6% and 68.5% for the years ended December 31, 2021, 2022 and 2023, respectively. Utilization rates were primarily affected by global macroeconomic factors. Other factors affecting utilization rates are efficiency in production facilities, product flow management, the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply, acquisition and disposition of foundry assets, and fire or natural disaster.

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

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We introduced our 28-nanometer technology to customers in 2011 and commenced large-scale commercial production in 2014. The development of 22nm started in 2018 and entered into volume production in 2021. The logic and specialty process technology offerings from 22nm as well as 28nm specialty technologies satisfy new market demand as customers adopt UMC’s latest 12-inch process solutions. Our 28nm and below technologies contributed approximately 19.9%, 23.8% and 30.7% of our foundry revenue in 2021, 2022 and 2023 respectively.

The table below sets forth a breakdown of percentage of our wafer sales by process technologies in 2021, 2022 and 2023.

	Years Ended December 31,
Process Technologies	2021	2022	2023
	%	%	%
14 nanometers and under	0.1	0.1	0.0
28 nanometers	19.8	23.8	30.7
40 nanometers	18.8	17.7	13.7
65 nanometers	18.8	18.2	19.2
90 nanometers	8.2	7.8	9.6
0.11/0.13 micron	11.5	11.8	10.6
0.15/0.18 micron	12.5	11.1	9.4
0.25/0.35 micron	7.8	7.1	4.8
0.50 micron or higher	2.5	2.4	2.0

Total	100.0	100.0	100.0

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

During 2021, 2022, and 2023, we did not purchase any of our common shares, and transfer such common shares that we repurchased under these plans to our employees as employee compensation.

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

Our total depreciation expenses were NT$44,180 million, NT$41,328 million and NT$37,758 million (US$1,233 million) in 2021, 2022 and 2023, respectively.

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

5.

Bargain purchase gain, which is derived from the acquisition of significant influence over SILICON INTEGRATED SYSTEMS CORP. (SIS). SIS was previously measured at fair value through other comprehensive income and reclassified as investments accounted for under the equity method. UMC’s share of the net fair value of SIS’s identifiable assets and liabilities was in excess of the fair value of the previously held investment in SIS at the acquisition date, and the difference was recognized as bargain purchase gain. For more information, please refer to Note 6(7) to our audited consolidated financial statements included in this Annual Report.

Taxation

In R.O.C., the corporate income tax rate and unappropriated earnings tax rate are 20% and 5%, respectively. Our branch in Singapore enjoys tax exemption for income derived from tax-exempted activities under Singapore’s Income Tax Act and Economic Expansion Incentive (Relief from Income Tax) Act. These tax exemptions resulted in tax savings of approximately NT$2,995 million, NT$4,355 million and NT$1,387 million (US$45 million) in 2021, 2022 and 2023, respectively. Under the amendment to the R.O.C. Statute of Industrial Innovation in 2019, the amounts of unappropriated earnings from 2018 and thereafter used for constructing or purchasing buildings, qualified equipment and technology can qualify for deduction when computing the income tax on unappropriated earnings. We also benefit from other tax incentives generally available to technology companies in Taiwan, such as tax credits applicable against corporate income tax that range from 10% to 25% of qualified research and development expenditures and 3% to 5% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately NT$958 million, NT$3,307 million and NT$3,074 million (US$100 million) in 2021, 2022 and 2023, respectively.

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

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$7,918 million, NT$19,327 million and NT$8,311 million (US$271 million) of income tax expenses in 2021, 2022 and 2023, respectively. Our effective income tax rate in 2023 was 12.14%.

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our operating revenues for the periods indicated.

	Years Ended December 31,
	2021	2022	2023
	%	%	%
Operating revenues	100.0	100.0	100.0
Operating costs	(66.2)	(54.9)	(65.1)

Gross profit	33.8	45.1	34.9
Operating expenses
Sales and marketing	(2.2)	(1.5)	(1.4)
General and administrative	(3.7)	(3.5)	(3.4)
Research and development	(6.1)	(4.6)	(6.0)
Expected credit impairment gains (losses)	0.0	(0.0)	0.1

Subtotal	(12.0)	(9.6)	(10.7)

Net other operating income and expenses	2.5	1.9	1.8

Operating income	24.3	37.4	26.0
Non-operating income and expenses	3.2	1.9	4.8

Income from continuing operations before income tax	27.5	39.3	30.8
Income tax expense	(3.8)	(6.9)	(3.8)

Net income	23.7	32.4	27.0
Total other comprehensive income (loss)	1.7	1.5	2.3

Total comprehensive income (loss)	25.4	33.9	29.3

Net income (loss) attributable to:
Shareholders of the parent	24.0	32.1	26.8
Non-controlling interests	(0.3)	0.3	0.2
Comprehensive income (loss) attributable to:
Shareholders of the parent	25.7	33.6	29.1
Non-controlling interests	(0.3)	0.3	0.2

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Operating revenues. Operating revenues decreased by 20.2% from NT$278,705 million in 2022 to NT$222,533 million (US$7,268 million) in 2023, primarily due to a decreased customer demand from 4,420 thousand 12-inch equivalent wafers in 2022 to 3,195 thousand 12-inch equivalent wafers in 2023, partially offset by an increase of 6.3% in average selling price from 2022 to 2023, and a 4.5% depreciation of the NTD in 2023 from 2022.

Operating costs. Operating costs decreased by 5.3% from NT$152,941 million in 2022 to NT$144,789 million (US$4,729 million) in 2023, primarily due to the decrease in shipments, which was partially offset by the increased utilities costs.

Gross profit and gross margin. Gross profit decreased from NT$125,764 million in 2022 to NT$77,744 million (US$2,539 million) in 2023. Our gross margin decreased from 45.1% in 2022 to 34.9% in 2023, primarily due to the decrease in capacity utilization.

Operating income and operating margin. Operating income decreased from NT$104,292 million in 2022 to NT$57,891 million (US$1,891 million) in 2023. Our operating margin decreased from 37.4% in 2022 to 26.0% in 2023. The decrease in operating margin was largely due to the decrease in gross profit as described above. Operating expenses decreased by 11.0% from NT$26,812 million in 2022 to NT$23,856 million (US$779 million) in 2023.

Sales and marketing expenses. Our sales and marketing expenses decreased by 22.9% from NT$4,183 million in 2022 to NT$3,225 million (US$105 million) in 2023, mainly due to decrease of NT$689 million (US$22 million) in IP and IP royalty expenses and NT$380 million (US$12 million) in wafer sample expenses, partially offset by the increase of NT$193 million (US$6 million) in personnel expenses. Our sales and marketing expenses as a percentage of our operating revenues decreased from 1.5% in 2022 to 1.4% in 2023.

General and administrative expenses. Our general and administrative expenses decreased by 22.7% from NT$9,673 million in 2022 to NT$7,477 million (US$244 million) in 2023, mainly due to decrease of NT$1,578 million (US$52 million) in personnel expenses and NT$268 million (US$9 million) in professional fees. Our general and administrative expenses as a percentage of our operating revenues decreased from 3.5% in 2022 to 3.4% in 2023.

Research and development expenses. Our research and development expenses increased by 2.6% from NT$12,953 million in 2022 to NT$13,284 million (US$434 million) in 2023. The increase in research and development expenses was mainly due to increase of NT$475 million (US$16 million) in research and development expenses of wafers, NT$259 million (US$8 million) in mask expenses and NT$134 million (US$4 million) in IP and IP royalty expenses, partially offset by the decrease NT$543 million (US$18 million) in personnel expenses. Our research and development expenses as a percentage of our operating revenues increased from 4.6% in 2022 to 6.0% in 2023.

Expected credit impairment gains (losses). Our expected credit impairment gains (losses) increased from NT$(3) million in 2022 to NT$130 million (US$4 million) in 2023. The increase in expected credit impairment gains (losses) was mainly due to the reversal of loss allowance on accounts receivable. Our expected credit impairment gains (losses) as a percentage of our operating revenues increased from (0.0)% in 2022 to 0.1% in 2023.

Net other operating income and expenses. Net other operating income decreased by 25.1% from NT$5,340 million in 2022 to NT$4,002 million (US$131 million) in 2023, mainly due to a decrease of NT$1,197 million (US$39 million) in government grants. Net other operating income and expenses as a percentage of our operating revenues decreased from 1.9% in 2022 to 1.8% in 2023.

Non-operating income and expenses. Non-operating income and expenses increased by 98.0% from a gain of NT$5,333 million in 2022 to NT$10,560 million (US$345 million) in 2023, mainly due to an increase in a gain of NT$2,831 million in interest income caused by higher average interest rate, an increase of NT$2,682 million in share of profit or loss of associates and joint ventures, and an increase in other gains and losses from a loss of NT$1,135 million in 2022 to a gain of NT$223 million (US$7 million) in 2023, partially offset by a decrease of NT$2,044 million in exchange gain, net. The increase in other gains and losses was resulted from an increase of NT$1,207 million on valuation of financial assets and liabilities at fair value through profit or loss from a loss of NT$1,248 million in 2022 to a loss of NT$41 million (US$1 million) in 2023.

Other comprehensive income (loss). Our other comprehensive income increased from an income of NT$4,192 million in 2022 to an income of NT$5,058 million (US$165 million) in 2023. We attributed this change primarily to the increase in unrealized gain (loss) from equity instruments investments measured at fair value through other comprehensive income from a loss of NT$4,717 million in 2022 to a gain of NT$5,287 million (US$173 million) in 2023, and an increase in share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss from a loss of NT$1,571 million in 2022 to a gain of NT$1,519 million (US$50 million) in 2023. These increases were partially offset by the decrease of exchange differences on translation of foreign operations from a gain of NT$10,176 million in 2022 to a loss of NT$2,000 million (US$65 million) in 2023.

Net income (loss) attributable to the shareholders of the parent. Due to the factors described above, our net income decreased by 33.3% from NT$89,479 million in 2022 to NT$59,689 million (US$1,949 million) in 2023.

Comprehensive income (loss) attributable to the shareholders of the parent. Due to the factors described above, our comprehensive income decreased by 30.9% from NT$93,671 million in 2022 to NT$64,747 million (US$2,115 million) in 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For the comparison of our operating results for the year ended December 31, 2022 to the year ended December 31, 2021, please refer to “Item 5. Operating and Financial Review and Prospects—Operating Results—Comparisons of Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2023.

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

As of December 31, 2023, we had NT$132,554 million (US$4,329 million) of cash and cash equivalents and NT$444 million (US$14 million) of current financial assets at fair value through profit or loss. Cash equivalents included time deposits with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate notes. These agreements bore interest rates ranging from 0.14% to 0.21%, 0.43% to 0.62% and 0.71% to 0.85%, in 2021, 2022 and 2023, respectively. The terms of these agreements were typically less than one month. As of December 31, 2021, 2022 and 2023, we held repurchase agreements in the amount of NT$10,001 million, NT$5,923 million and NT$1,948 million (US$64 million), respectively.

In mid-June 2014, we issued an aggregate principal amount of NT$5,000 million of seven-year and ten-year domestic unsecured corporate bonds, with a denomination of NT$1 million per bond. The seven-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$2,000 million with an annual coupon bearing an interest rate of 1.7%. The ten-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$3,000 million with an annual coupon bearing an interest rate of 1.95%. The proceeds of this offering were used for repay debts. As of December 31, 2023, NT$3,000 million aggregate principal amount of these bonds were outstanding.

In late March 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$8,300 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$6,200 million. Interest is due and payable annually at 1.15%, and the principal was repaid in March 2022. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,100 million. Interest is due and payable annually at 1.43%, and the principal will be repayable in March 2024 upon maturity. The proceeds of this offering were used for repay debts. As of December 31, 2023, NT$2,100 million aggregate principal amount of these bonds were outstanding.

In early October 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$5,400 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest is due and payable annually at 0.94%, and the principal was repaid in October 2022. The seven-year domestic unsecured corporate bond was issued in the amount of NT$3,400 million. Interest is due and payable annually at 1.13%, and the principal will be repayable in October 2024 upon maturity. The proceeds of this offering were used for repay debts. As of December 31, 2023, NT$3,400 million aggregate principal amount of these bonds were outstanding.

In late April 2021, we issued another five-year, seven-year and ten-year domestic unsecured corporate bonds totaling NT$9,600 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$5,500 million. Interest is due and payable annually at 0.57%, and the principal will be repayable in April 2026 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest is due and payable annually at 0.63%, and the principal will be repayable in April 2028 upon maturity. The ten-year domestic unsecured corporate bond was issued in the amount of NT$2,100 million. Interest is due and payable annually at 0.68%, and the principal will be repayable in April 2031 upon maturity. The proceeds of this offering were used for purchasing machinery and equipment and environmental protection related expenditures. As of December 31, 2023, NT$9,600 million aggregate principal amount of these bonds were outstanding.

In early July 2021, we issued zero coupon exchangeable bonds due 2026. The exchangeable bond offerings consist of US$400 million bonds exchangeable into common shares of Novatek Microelectronics Corp., Ltd., or Novatek. As of December 31, 2023, no bonds had been exchanged into common shares of Novatek and we have repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling US$187 million in 2022.

In mid-December 2021, we issued another five-year domestic unsecured corporate bonds totaling NT$5,000 million, with a face value of NT$1 million per unit. Interest is due and payable annually at 0.63%, and the principal will be repayable in December 2026 upon maturity. The proceeds of this offering were used for purchasing machinery and equipment. As of December 31, 2023, NT$5,000 million aggregate principal amount of these bonds were outstanding.

In mid-September 2023, we issued another five-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. Interest is due and payable annually at 1.62%, and the principal will be repayable in September 2028 upon maturity. The proceeds of this offering were used for green building. As of December 31, 2023, NT$10,000 million aggregate principal amount of these bonds were outstanding.

Operating Activities

In 2023, net cash provided by operating activities was NT$86,000 million (US$2,809 million), primarily due to net income before income tax of NT$68,450 million (US$2,235 million) and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$40,484 million (US$1,322 million).

In 2022, net cash provided by operating activities was NT$145,861 million, primarily due to net income before income tax of NT$109,626 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$44,170 million.

In 2021, net cash provided by operating activities was NT$90,352 million, primarily due to net income before income tax of NT$58,496 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$47,075 million.

Investing Activities

In 2023, net cash used in investing activities was NT$97,787 million (US$3,194 million), primarily due to cash used to purchase equipment at our fabs amounting to NT$91,474 million (US$2,987 million) and net increase of financial assets measured at amortized cost amounting to NT$5,617 million (US$183 million).

In 2022, net cash used in investing activities was NT$54,427 million, primarily due to cash used to purchase equipment at our fabs amounting to NT$80,128 million and partially offset by net decrease of financial assets measured at amortized cost amounting to NT$28,497 million.

In 2021, net cash used in investing activities was NT$62,163 million, primarily due to cash used to purchase equipment at our fabs amounting to NT$48,035 million and net increase in financial assets measured at amortized cost amounting to NT$15,009 million.

Financing Activities

In 2023, net cash used in financing activities was NT$29,086 million (US$950 million), primarily due to NT$45,015 million (US$1,470 million) for cash dividend payment and NT$21,209 million (US$693 million) for payment of other financial liabilities, partially offset by NT$17,388 million (US$568 million) due to net increase in bank loans, NT$10,423 million (US$340 million) due to net increase in guarantee deposits and NT$9,989 million (US$326 million) due to bonds issued.

In 2022, net cash used in financing activities was NT$57,255 million, primarily due to NT$37,445 million for cash distributed from additional paid-in capital and net decrease of bank loans of NT$20,782 million.

In 2021, net cash provided by financing activities was NT$12,490 million, primarily due to bonds issued of NT$25,704 million and net increase in guarantee deposits NT$14,219 million, partially offset by NT$19,871 million for cash dividend payment.

We had bonds payable of NT$38,359 million (US$1,253 million) in the aggregate as of December 31, 2023.

The following table sets forth our outstanding long-term bank loans as of December 31, 2023:

	Unsecured long-term bank loans		Secured long-term bank loans
	(in NT$ millions)	(in US$ millions)	(in NT$ millions)	(in US$ millions)
Due in 2024	2,003	66	224	7
Due in 2025	6,424	210	2,966	97
Due in 2026	1,421	46	2,492	81
Due in 2027	—	—	2,005	66
Due in 2028	800	26	1,825	60
Due in 2029 & thereafter	—	—	2,723	89

The interest rates of our long-term bank loans range from 1.67% to 6.56%.

As of December 31, 2023, the current or exchangeable portion of bonds due within one year was NT$13,780 million (US$450 million), and the current portion of long-term bank loans due within one year was NT$2,227 million (US$73 million).

Capital Expenditures

We will continue to employ a ROI-driven approach in our capital expenditure planning as our expansion projects will be supported by customers who have signed multi-year supply agreements with us. As of December 31, 2023, our construction contracts amounted to NT$70,583 million (US$2,305 million) and the portion of the contracts not yet recognized was approximately NT$38,364 million (US$1,253 million). In 2021, 2022 and 2023, we incurred capital expenditures of approximately NT$50,120 million, NT$82,420 million and NT$94,087 million (US$3,073 million), respectively, primarily to purchase equipment for research and development and production at our fabs.

During April 2021, we announced an expansion of 300mm Fab 12A Phase 6 (P6) in Taiwan’s Tainan Science Park through a collaboration model where the program is supported by customers’ multi-year product alignment. As part of the agreement, these customers will provide us with a loading protection mechanism to ensure that P6 fab utilization rates will be maintained at healthy levels. In addition, on February 24, 2022 the company’s board of directors has approved a plan to build a new advanced manufacturing facility next to its existing 300mm fab (Fab12i) in Singapore. The first phase of this greenfield fab will enter production ramp in first half of 2025. The new fab (Fab12i P3) will provide 40nm, 28nm and 22nm process technologies.

Contractual Obligations

Our material cash requirement for known contractual obligation came from bonds, loans, lease obligation, commitment for purchase obligations, the guarantee deposits and financial liability for the repurchase of other investors’ investments. As of December 31, 2023, the total contractual cash obligations, including the amounts which has yet been recorded on our balance sheet as of December 31, 2023, are NT$233,867 million, among which NT$125,371 million will be due within 1 year and NT$108,496 million will be due after 1 year.

Transactions with Related Parties

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 7 to our audited consolidated financial statements included in this Annual Report.

C.	Research, Development, Patents and Licenses

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$12,935 million, NT$12,953 million and NT$13,284 million (US$434 million) in 2021, 2022 and 2023, respectively, in research and development, which represented 6.1%, 4.6% and 6.0%, respectively, of operating revenues for such years. Following the Company’s operation and development planning, the Company’s IP division has formulated strategies and plans for the protection and development of intellectual property to promote the steady growth of the number of patent rights. Status on the implementations is reported to the board of directors at least once a year. The Company was granted a total of 425 domestic and foreign patents in 2023, 259 of which are US patents, 43 ROC (Taiwan) patents, 115 China patents, and 8 patents from the rest of the world. The total accumulated number of UMC’s patents is 15,196, which can provide a thorough and strong IP foundation for UMC’s technologies.

Our current research and development activities seek to optimize the use of available capacity by developing specialty technology platforms into existing technology nodes. Although we emphasize firm-wide participation in the research and development process, we maintain central research and development teams primarily responsible for developing cost-effective technologies that can serve the manufacturing needs of our customers. We believe we have a strong foundation in research and development and intend to continue our efforts on technology developments. Our management believes in the value of continued support of research and development efforts and intends to continue our foundry position by providing customers with comprehensive technology solutions in the industry.

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

The following table sets forth the name, age, position, tenure and biography of each of our directors and executive officers as of March 31, 2024. There is no family relationship among any of these persons.

The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Year(s) with Us
Stan Hung	63	Chairman, Director and Chief Strategic Officer	32
SC Chien	66	Co-president and Director (Representative of Hsun Chieh Investment Co., Ltd.)	35
Jason Wang	61	Co-president and Director (Representative of Silicon Integrated Systems Corp.)	16
Lih J. Chen (1)	77	Independent Director	6
Jyuo-Min Shyu (1)	70	Independent Director	6
Wenyi Chu (1)	57	Independent Director	9
Kuang-Si Shiu (1)	72	Independent Director	3
Wen-Shin Hsu (1)	47	Independent Director	3
Ting-Yu Lin	62	Director	18
Chitung Liu	58	Chief Financial Officer, Senior Vice President and Head of Corporate Governance	23

(1)	Member of the Audit Committee and Remuneration Committee.

Stan Hung is a director, Chief Strategic Officer and the Chairman of our company. Mr. Hung was our chief financial officer and senior vice president from 2000 to 2007. He was also the Chairman of ITE TECH. INC. from 2007 to 2008 and a director of EPISTAR Corporation from 2007 to 2016. Prior to re-joining United Microelectronics Corporation in 1991, Mr. Hung was a financial manager at Optoelectronics Corporation. He is also the chairman and strategic officer of Faraday Technology Corporation and Silicon Integrated Systems Corp., the chairman of Fortune Venture Capital Corp., TLC Capital Co. Ltd., UMC Capital Corp., a director of Triknight Capital Corporation and United Microelectronics (Europe) B.V. Mr. Hung received a bachelor’s degree in accounting from Tam Kang University in 1982.

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

Wenyi Chu is an independent director of our company. Professor Chu is a professor at the Department of Business Administration at National Taiwan University. Professor Chu was the chairwoman of Graduate Institute of Business Administration and the Dean of Department of Business Administration in National Taiwan University from 2012 to 2014. Professor Chu is also an independent director of Winmate Inc. and LeRain Technology Co. Professor Chu received a Ph.D. degree in Strategy and International Management from London Business School, United Kingdom in 1997.

Kuang-Si Shiu is an independent director of our company. Mr. Shiu is also an independent director of Yuanta Financial Holdings Co., Ltd. and Yuanta Commercial Bank Co., Ltd, a director of Cannan Cilai Co., Ltd., as well as a supervisor of The Promised Land Foundation, Yu Cheng Investment Co., Ltd. and Ti Mo Tai Investment Co., Ltd. Mr. Shiu served in financial institutions for over 30 years, he was also formerly chairman & president of Mega Financial Holding Co., Ltd. and Mega International Commercial Bank Co., Ltd., chairman of Hua Nan Financial Holdings Co., Ltd., Hua Nan Commercial Bank Ltd. and Land Bank of Taiwan Co., Ltd. Mr. Shiu received a MBA degree in Indiana University in 1978.

Wen-Shin Hsu is an independent director of our company. Professor Hsu is a professor at the Department of Accounting at National Taiwan University. Professor Hsu is the Director of Global MBA in National Taiwan University from 2019, Associate Dean of International affairs of College of Management School in National Taiwan University from 2020. Professor Hsu is also an independent director of Unitech Printed Circuit Board Corp., and ANT Precision Industry Co., Ltd., director of Taiwan Insurance Guaranty Fund. Professor Hsu received a Ph.D. degree in Accounting & Finance from Lancaster University in 2006.

Ting-Yu Lin is a director of our company. Mr. Lin is also the chairman of Sunrox International Inc., Sunrotek Corp., Sunrox Industries, Inc., and the director of Unimicron Technology Corp. Mr. Lin received a master’s degree in international finance from Meiji University in 1993.

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

The aggregate compensation paid and benefits in kind granted to our directors in 2023 were approximately NT$47.6 million (US$1.6 million). The remuneration was out of our 2023 earnings distribution plan, and the distribution percentage for directors is 0.08%. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. Some of the remuneration was paid to the legal entities that certain directors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2023 were approximately NT$1,598.7 million (US$52.2 million), which include NT$581.1 million (US$19 million) as bonus. The aggregate compensation paid and benefits in kind granted to our directors and senior management in 2023 were approximately NT$1,646.3 million (US$53.8 million), which include NT$581.1 million (US$19 million) as bonus.

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

Pursuant to applicable SEC rules and NYSE listing standards, we as a foreign private issuer are required to disclose any significant ways in which our corporate governance practices differ from those followed by NYSE-listed U.S. domestic companies under the NYSE’s listing standards. A copy of the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to U.S. companies is available on our website http://www.umc.com/upload/media/08_Investors/Corporate_Governance/Corporate_Governance/The_differences_between_the_
UMCs_corporate_governance_practices_and_those_required_of_domestic_companies_under_NYSE_listing_standards_20190306.pdf.

Nominating Committee

Our board of directors established a nominating committee in December 2017. Our nominating committee consists of Lih J. Chen, Jyuo-Min Shyu, Wenyi Chu, Kuang-Si Shiu and Wen-Shin Hsu each of whom is an independent director. The nominating committee is to assist the board to enhance the management mechanism and improve corporate governance for our sustainable development. The objectives of our nominating committee include: (i) to constitute the nomination policy and succession plans of the directors and the executives, and to review and propose the candidate list of the directors and the executives accordingly; (ii) to construct and to develop the operation of our board and the board committees, as well as to plan and assess the performance of the board, the board committees and the executives, and (iii) to enhance the corporate governance system and practices in order to protect the interests of our shareholders.

D.	Employees

As of December 31, 2023, we had 19,833 employees, which included 12,336 engineers, 6,662 technicians and 835 administrative staff performing administrative functions on a consolidated basis, where a majority of the employees work from our Taiwan R.O.C. offices and facilities. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	Years Ended December 31,
	2021	2022	2023
Employees
Engineers	11,606	12,390	12,336
Technicians	7,318	7,461	6,662
Administrative Staff	817	829	835

Total	19,741	20,680	19,833

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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On February 27, 2024, our board of directors proposed an employee bonus in cash in the aggregate amount of NT$5,439 million (US$178 million) in relation to retained earnings in 2023.

Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E.	Share Ownership

As of March 31, 2024, each of our directors and executive officers held common shares and/or ADSs of UMC, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for Lih J. Chen, Jyuo-Min Shyu, Wenyi Chu, Kuang-Si Shiu and Wen-Shin Hsu our independent directors. As of April 1, 2024, our most recent record date, Hsun Chieh Investment Co. held approximately 441 million of our common shares, representing approximately 3.52% of our issued and outstanding share capital; Silicon Integrated Systems Corp. held approximately 267 million of our common shares, representing approximately 2.13% of our issued and outstanding share capital; Chairman Mr. Hung held approximately 56 million of our common shares, representing approximately 0.45% of our issued and outstanding share capital; and Ting-Yu Lin held approximately 13 million of our common shares, representing approximately 0.1% of our issued and outstanding share capital.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

On October 25, 2023, the Compensation Committee of our Board of Directors approved an Incentive Based Compensation Clawback Policy providing for the Company’s recoupment of recoverable incentive compensation that is received by covered Officers of the Company under certain circumstances, in compliance with Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder and NYSE Section 303A.14. See Exhibit 97.1 to this Annual Report. The Company has not recouped compensation, or attempted to recoup compensation, from any employee to date.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of (i) April 1, 2024, our most recent record date, and (ii) as of certain record dates in each of the preceding three years, for (1) the shareholders known by us to beneficially own more than 2% of our common shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with SEC rules.

	As of March 29, 2022	As of April 2, 2023	As of April 1, 2024
	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned
Name of Beneficial Owner
Hsun Chieh Investment Co., Ltd. (1)	3.54%	3.53%	441,371,000	3.52%
Silicon Integrated Systems Corp.	2.29%	2.13%	266,580,424	2.13%
Directors and executive officers as a group	6.83%	6.83%	860,106,116	6.86%

(1)	36.49% owned by United Microelectronics Corporation as of March 31, 2024.

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

The following table shows our aggregate equity ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of April 1, 2024.

Name	Ownership %
Silicon Integrated Systems Corp.	19.02
Faraday Technology Corp.	13.80

We provide foundry services to these fabless design companies and the sales price was determined through arms-length negotiation and mutual agreement in reference to market conditions. We generated total of NT$2,816 million, NT$5,784 million and NT$3,022 million (US$99 million) of our operating revenues in 2021, 2022 and 2023, respectively, from the provision of our foundry services to these two companies. For more information of related party transactions, please refer to Note 7 to our audited consolidated financial statements included in this Annual Report.

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

On August 31, 2017, the Taichung District Prosecutors Office indicted us based on the Trade Secret Act of R.O.C., alleging that our employees misappropriated the trade secrets of Micron Technology, Inc., or Micron, and of Micron Memory Taiwan Co., Ltd. On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. UMC appealed against the sentence. On November 26, 2021, UMC and Micron announced a settlement agreement between the two companies for all legal proceedings worldwide (the “Settlement Agreement”). Accordingly, Micron submitted a motion to withdraw the case. On January 27, 2022, the Intellectual Property and Commercial Court announced its ruling of this case and UMC was sentenced to a fine of NT$20 million, subject to a two-year term of probation. On January 27, 2024, UMC completed the probation period successfully and the sentence has been terminated.

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

On January 12, 2018, we filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, Micron (Xi’an) Co., Ltd. and Micron (Shanghai) Trading Co., Ltd., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe our patent rights. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial. In accordance with the Settlement Agreement, UMC submitted a motion to withdraw the case and the application for injunctive procedure. On March 28, 2024, the court approved UMC’s withdrawal of actions and the application for injunctive procedure.

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

Dividend Policy

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions”. On June 12, 2018, our shareholders approved a cash dividend of NT$0.7 per common share for an aggregate of NT$8,557,023,101. On June 12, 2018, our board of directors resolved to adjust the cash dividend ratio to NT$0.71164307 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common shares. On June 12, 2019, our shareholders approved a cash dividend of NT$0.58 per common share for an aggregate of NT$6,916,104,855. On June 19, 2019, our board of directors resolved to adjust the cash dividend ratio to NT$0.58989396 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common shares. On June 10, 2020, our shareholders approved a cash dividend of NT$0.75 per common share for an aggregate of NT$9,765,154,720. On June 29, 2020, our board of directors resolved to adjust the cash dividend ratio to NT$0.80395653 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common share and the conversion of convertible bonds. On July 7, 2021, our shareholders approved a cash dividend of NT$1.60 per common share for an aggregate of NT$19,875,842,389. On July 7, 2021, our board of directors resolved to adjust the cash dividend ratio to NT$1.59988820 per common share because the number of outstanding common shares had changed as a result of cancellation and issuance of Restricted Stock Awards. On May 27, 2022, our shareholders approved to distribute cash from additional paid-in capital of NT$3.0 per common share for an aggregate of NT$37,446,370,452. On May 31, 2023, our shareholders approved a cash dividend of NT$3.60 per common share for an aggregate of NT$45,017,096,342. On June 7, 2023, our board of directors resolved to adjust the cash dividend ratio to NT$3.60046348 per common share because the number of outstanding common shares had changed as a result of cancellation of Restricted Stock Awards. On February 27, 2024, our board of directors proposed dividends of NT$37,587,101,925 (approximately NT$3.0 per common share), which are expected to be approved at our annual general meeting on May 30, 2024.

The following table sets forth the cash dividends per share and stock dividends per share as a percentage of common shares outstanding paid during each of the years indicated in respect of common shares outstanding at the end of each such year, except as otherwise noted.

	Cash Dividend per Share	Stock Dividend per Share	Total Number of Common Shares Issued as Stock Dividend	Number of Outstanding Common Shares at Year End
	NT$	NT$
2016	0.56501906	—	—	12,624,318,715
2017	0.50	—	—	12,624,318,715
2018	0.71164307	—	—	12,424,318,715
2019	0.58989396	—	—	11,724,318,715
2020	0.80395653	—	—	12,422,401,493
2021	1.59988820	—	—	12,483,247,566
2023	3.60046348	—	—	12,529,822,160

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

As of March 31, 2024, there were a total of 121,465,643 ADSs listed on the NYSE. With certain limited exceptions, holders of common shares who are not R.O.C. persons are required to hold these common shares through a brokerage or custodial account in the R.O.C. As of March 31, 2024, 607,328,215 common shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2024, 121,449,668 ADSs representing these 607,248,340 common shares were held of record by Cede & Co., and 15,975 ADSs were held by U.S. registered shareholders. We have no further information as to common shares held or beneficially owned by U.S. persons.

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

Directors

The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our business. As of March 31, 2024, our board of directors consisted of nine directors, out of which five are independent directors. In the annual general meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual general meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an Audit Committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our shareholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at an annual general meeting involving the election of directors. Pursuant to the R.O.C. Company Act, entity that owns our common shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our shareholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. As of March 31, 2024, two of our nine directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

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

Common Shares

As of December 31, 2023, our authorized share capital was NT$260 billion, divided into 26 billion common shares, of which 12,529,822,160 common shares were issued and outstanding. All common shares presently issued are fully paid and in registered form, and existing shareholders are not subject to any capital calls. We do not have any outstanding warrants or option to purchase our common shares.

Preferred Shares

We amended our articles of incorporation in the annual general meeting held on June 10, 2020, adding Article 5-1, which provides the terms, and will serve as the basis of issuance, of Class A preferred shares. According to Article 5-1, the Class A preferred shares are, among others, convertible, redeemable, cumulative and with fixed duration and annual cash dividend rate. None of Class A preferred shares has been issued as of March 31, 2024.

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

Effective Date of Equity Based Compensation: October 6, 2022

Effective Date of Share Distribution: December 5, 2022

Equity Based Compensation Shares: 23.0595 million shares

Effective Date of Share Distribution: December 5, 2023

Equity Based Compensation Shares: 26.7275 million shares

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

Shareholders’ Meetings

We are required to hold an annual ordinary shareholders’ meeting once every calendar year within six months from the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors deem necessary, and they may do so if requested in writing by shareholders holding no less than 3% of our issued shares who have held these common shares for more than a year. At least 15 days’ advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary shareholders’ meeting. In addition, shareholder(s) who have continuously held more than 50% of our issued common shares for a period of three months or longer may convene an extraordinary shareholders’ meeting without any approval of our board of directors. The period during which a shareholder holds the shares and the number of shares held by a shareholder shall be determined based on our register of shareholders as of the book close date of the relevant extraordinary shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The R.O.C. Company Act and, in the case of certain merger and acquisition deals, the Corporate Merger and Acquisition Act, also provides that in order to approve certain major corporate actions, including any amendment of our articles of incorporation, dissolution, merger or spin-off, share swap, entering into, amendment, or termination of any contract for lease of the company’s business in whole, or for entrusted business, or for joint operation with others, on regular basis, the transfer of all or an essential part of the business or assets, accept all of the business or assets of any other company which would have a significant impact on our operations, removing directors or the distribution of dividend in stock form, a special resolution shall be adopted by the holders of the majority of our common shares represented at a shareholders’ meeting at which holders of at least two-thirds of our issued and outstanding common shares are present; provided that, in the case of a public company, such as our company, such resolution may be adopted by the holders of at least two-thirds of the common shares represented at a shareholders’ meeting at which holders of at least a majority of our issued and outstanding common shares are present; provided, further, that in the case of merger, spin-off, transfer of all or essential part of business or asset, or share swap which meets the specific criteria provided under the Corporate Merger and Acquisition Act, such as short-form merger/spin-off/share swap or whale-minnow merger/spin-off/share-swap (as defined therein), such corporate action can be approved by a board resolution adopted by majority consent at a meeting with at least two-thirds of our directors’ present without shareholders’ approval. Notwithstanding the foregoing, in the event such transaction will result in our delisting, the approval from holders of at least two-thirds of our issued and outstanding common shares is required.

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

At an annual ordinary shareholders’ meeting, our board of directors submits to the shareholders for their approval proposals for the distribution of dividends or the making of any other distribution to shareholders from our net income or reserves for the preceding fiscal year. Dividends are paid to shareholders proportionately. Dividends may be distributed either in cash or in common shares or a combination of cash and shares, as determined by the shareholders at such meeting. Previously, the employee bonus and directors’ remuneration were categorized as “profit sharing” items and were calculated and distributed based on earnings after tax basis. However, according to Articles 235 and 235-1 of the R.O.C. Company Act, both amended and added on May 20, 2015, employee bonus and directors’ remuneration shall no longer be a profit-sharing item but shall be calculated based on earnings before tax and distributed as “expenses.” Our articles of incorporation currently in effect, provide that where we make profits before tax for the annual financial year, subject to a board resolution adopted by majority consent at a meeting with at least two-thirds of our directors’ present, we shall appropriate (i) no less than 5% of such annual profits before tax as employee bonus, and (ii) a maximum of 0.2% as directors’ remunerations. The employees eligible for the distribution include our employees and employees of our subsidiaries and the form of employee bonus may be made in stock or cash. The qualification of such employees is to be determined by our board of directors. Notwithstanding the foregoing, if we have accumulated losses of the previous years, we shall set aside the amount of such accumulated losses prior to the allocation of the employee bonus and the above directors’ remuneration. For the purpose of calculation of the above employee bonus and the directors’ remunerations, such “annual profits before tax” shall be without giving effect of the deduction and distribution of such employee bonus and the directors’ remunerations.

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

Repurchase of Our Common Shares

An R.O.C. company may not acquire its own common shares, except under certain exceptions provided in the R.O.C. Company Act or the R.O.C. Securities and Exchange Act. Under the R.O.C. Company Act, a company may purchase up to 5% of its issued common shares for transfer to employees as employee compensation in accordance with a resolution of its board of directors, passed by a majority vote, at a meeting with at least two-thirds of the directors’ present.

Under Article 28-2 of the R.O.C. Securities and Exchange Act, we may, by a board resolution adopted by majority consent at a meeting with two-thirds or more of our directors’ present, purchase up to 10% of our issued common shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the R.O.C. FSC, for any of the following purposes:

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

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans disclosed in “Item 16E—Purchase Of Equity Securities By The Issuer And Affiliated Purchasers.” We may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our common shares. Historically, we have cancelled some of the repurchased common shares and transferred some of the repurchased common shares to our employees as employee compensation. From June 8, 2020 through August 7, 2020, we purchased 105 million of our common shares on the Taiwan Stock Exchange at an average price of NT$15.98 per share to transfer to our employees as employee compensation. During 2021, 2022, and 2023, we did not purchase any of our common shares, and transfer such common shares that we repurchased under these plans to our employees as employee compensation.

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

C.	Material Contracts

Supply

UMC maintains long-term business relationship with major wafer material supplier. The main contract is as follow:

Contract Type	Contracted Party	Contract Period	Key Content	Restrictive Clause
Purchase	Shin-Etsu Handotai Taiwan Co., Ltd.	Indefinite	Wafer material supply	None

Development Collaboration

Contract Type	Contracted Party	Contract Period	Key Content	Restrictive Clause
Development Collaboration	Intel Inc.	Jan. 25, 2024~ Jan. 24, 2034	UMC and Intel announce a collaboration on a development of a 12nm semiconductor process platform	Duty of confidentiality

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

Contract Type	Contracted Party	Contract Period	Key Content	Restrictive Clause

Patent cross-license	International Business Machines Corporation	Jun. 25, 2009~ Jun. 30, 2029	Patent cross-licensing for semiconductor process, semiconductor device and semiconductor design.	None

Technology license	International Business Machines Corporation	From Jun. 29, 2012	IBM licensed its 20nm CMOS and FinFET technology to UMC.	None

Patent license	Conversant Intellectual Property Management Inc. & Conversant IP (Taiwan) Inc.	From Feb. 08, 2018	License for specific patents.	None

Patent cross-license	International Business Machines Corporation	Jun. 13, 2013~ Dec. 30, 2035	Patent cross-license for semiconductor process, semiconductor device and semiconductor design.	None

Technology license	HeJian Technology (Suzhou) Co., Ltd.	Jul. 11, 2013~ Jul. 10, 2028	UMC licensed its 0.13um process technology to HeJian Technology (Suzhou) Co., Ltd.	UMC signed and implemented the contract in accordance with the scope approved by the Department of Investment Review, Ministry of Economic Affairs.

Technology license	Mie Fujitsu Semiconductor Limited	From Aug. 29, 2014	UMC licensed its 40nm process technology to Mie Fujitsu Semiconductor Limited.	None

Patent cross-license	Avago Technologies International Sales Pte. Limited	Sep. 29, 2018~ Dec. 31, 2023	Patent cross-license for semiconductor device related patents.	None

Patent cross-license	Katana Silicon Technologies, LLC	From Nov. 05, 2019	License for specific patents.	None

Technology license	United Semiconductor (Xiamen) Co., Ltd.	Apr. 01, 2017~ Mar. 31, 2032	UMC licensed its 28nm process technology to United Semiconductor (Xiamen) Co., Ltd.	UMC signed and implemented the contract in accordance with the scope approved by the Department of Investment Review, Ministry of Economic Affairs.

Technology license	United Semiconductor (Xiamen) Co., Ltd.	Nov. 23, 2018~ Nov. 22, 2028	UMC licensed its 80/90nm process technology to United Semiconductor (Xiamen) Co., Ltd.	UMC signed and implemented the contract in accordance with the scope approved by the Department of Investment Review, Ministry of Economic Affairs.

Patent cross-license	Polaris Innovation Limited	From Mar. 20, 2020	License for specific patents.	None

Construction

Contract Type	Contracted Party	Contract Date	Key Content	Restrictive Clause

Construction

Wholetech System Hitech Limited,

Organo Technology Co., Ltd.,

ECO Technical Services Co., Ltd.,

Asia IC Mic-process Inc.,

Nova Technology Corp.,

Allis Electric Co., Ltd.,

L&K Engineering Co., Ltd.,

Mega Union Technology Inc. and others.

		From Jan., 2021	For building the facilities of Fab 12A in the Southern Taiwan Science Park, UMC signed construction contracts with the vendors including but not limited to those major vendors listed in the second column. The total contracted amount exceeded NT$13.25 billion.	None

Construction	ECOVE Environment Services Corporation	From Jan., 2023	For building the solvent treatment facilities of Fab 12A in the Southern Taiwan Science Park, UMC signed construction contracts with the vendor listed in the second column. The total contracted amount exceeded NT$683 million.	None

Construction	Chenya Power Co., Ltd., Holdgood Energy Co., Ltd	From Jan., 2024	For procuring the solar photovoltaic systems, UMC signed construction contracts with the vendors listed in the second column. The total contracted amount exceeded NT$5.39 billion.	None

Construction	Rsea Constructional Engineering (Chongqing) Co., Ltd., L&K Engineering (Suzhou) Co., Ltd.	From Feb., 2022~ Mar., 2023	For the WH3 warehouse, HeJian Technology (Suzhou) Co., Ltd. entered into construction contracts with the vendors listed in the second column. The total contracted amount exceeded RMB¥50.28 million.	None

D.	Exchange Controls

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

On April 30, 2009, the R.O.C. FSC promulgated regulations allowing QDIIs under PRC regulations and certain other PRC persons to invest in the securities of R.O.C. companies. However, prior approval from the Department of Investment Review of the R.O.C. Ministry of Economic Affairs (formerly known as the Investment Commission of the R.O.C. Ministry of Economic Affairs) is required for QDIIs or certain other PRC persons to own 10% or more of the issued and outstanding share capital of a listed R.O.C. company.

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

Foreign Investment Approval

Foreign investors (both institutional and individual) who wish to make direct investments in the common shares of R.O.C. companies are required to submit a “foreign investment approval” application to the Department of Investment Review of the R.O.C. MOEA, or other government authority and enjoy benefits granted under the Statute for Foreigner’s Investment and the Statute for Overseas Chinese’s Investment. The Department of Investment Review of the R.O.C. MOEA or other government authority reviews each foreign investment approval application and approves or disapproves the application after consultation with other governmental agencies, if necessary. Any non-R.O.C. person possessing a foreign investment approval may repatriate annual net profits and interests attributable to an approved investment. Investment capital and capital gains attributable to the investment may be repatriated with approval of the Department of Investment Review of the R.O.C. MOEA or other government authority.

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

In June 2009, the R.O.C. MOEA further allowed PRC persons to make direct investments in Taiwan. However, such direct investment is still subject to various restrictions, such as that that only the industries listed in the Positive List, as promulgated by the Executive Yuan, are legally permitted targets and that all the PRC persons who wish to make direct investments in R.O.C. are required to submit an “investment approval” application to the Department of Investment Review of the R.O.C. MOEA.

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

After the issuance of a depositary share, a holder of the depositary share may immediately, comparing to a three-month waiting period restriction which was lifted in 2003, request the depositary issuing the depositary share to cause the underlying common shares to be sold in the R.O.C. or to withdraw the common shares represented by the depositary receipt and deliver the common shares to the holder. On April 30, 2009 and July 3, 2009, the R.O.C. Executive Yuan approved the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors and the Regulations Governing Investment in Taiwan by Mainland Area Persons, respectively, under which qualified PRC persons are permitted to invest in Taiwan companies under limited circumstances, including purchase of the depositary receipts issued by a Taiwan company. However, prior approval from the Department of Investment Review of the R.O.C. Ministry of Economic Affairs is required for a qualified PRC person’s ownership of 10% or more of the issued and outstanding share capital of a listed R.O.C. company or certain other manners of investment by a qualified PRC person.

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

Tax Treaties

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, North Macedonia, Eswatini, the Netherlands, the United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Italy, Japan, Canada, Poland, Austria, Czech Republic, Saudi Arabia, and Republic of Korea (South Korea) which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether a non-R.O.C. holder of ADSs will be considered to own common shares for the purposes of such treaties. Accordingly, a holder of ADSs who is otherwise entitled to the benefit of a treaty should consult its own tax advisors concerning eligibility for benefits under the treaty with respect to the ADSs.

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

The following table provides information as of December 31, 2023 on our market risk sensitive financial instruments.

	As of December 31, 2023
	Carrying Amount	Fair Amount

	(in NT$ millions)
Time Deposits	86,630	86,630
Accounts Receivable (denominated in foreign currency)	21,387	21,387
Accounts Payable (denominated in foreign currency)	3,654	3,654
Bonds Payable	38,359	38,367
Long-term Loans	22,883	22,883

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The tables below provide information of UMC as of December 31, 2023 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Dates					As of December 31, 2023
	2024	2025	2026	2027	2028 and thereunder	Total	Fair Value

	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	2,033					2,033	2,033
Average Interest Rate	5.11%					5.11%	5.11%
Fixed Rate (SGD)
Average Interest Rate
Fixed Rate (RMB¥)
Average Interest Rate
Fixed Rate (NT$)	1,250					1,250	1,250
Average Interest Rate	0.95%					0.95%	0.95%
Short-term Loans:
Variable Rate (US$)
Average Interest Rate
Variable Rate (NT$)	13,530					13,530	13,530
Average Interest Rate	2.26%					2.26%	2.26%
Variable Rate (€)
Average Interest Rate
Variable Rate (¥ JPY)
Average Interest Rate
Variable Rate (RMB¥)
Average Interest Rate
Unsecured Long-term Loans:
Variable Rate (NT$)	1,666	5,667	1,000		800	9,133	9,133
Average Interest Rate	1.69%	1.70%	1.67%		1.86%	1.71%	1.71%
Variable Rate (US$)	11	25	14			50	50
Average Interest Rate	6.56%	6.56%	6.56%			6.56%	6.56%
Variable Rate (RMB¥)
Average Interest Rate
Secured Long-term Loans:
Variable Rate (NT$)	106	125	124	63	49	467	467
Average Interest Rate	2.50%	2.53%	2.59%	2.60%	2.71%	2.57%	2.57%
Variable Rate (US$)
Average Interest Rate
Variable Rate (RMB¥)	27	653	544	446	1,033	2,703	2,703
Average Interest Rate	3.20%	3.20%	3.20%	3.20%	3.20%	3.20%	3.20%
Bonds:
Unsecured (NT$)	3,000					3,000	3,007
Fixed Rate	1.95%					1.95%	1.95%
Unsecured (NT$)	2,100					2,100	2,100
Fixed Rate	1.43%					1.43%	1.43%
Unsecured (NT$)	3,400					3,400	3,418
Fixed Rate	1.13%					1.13%	1.13%
Unsecured (NT$)			5,500			5,500	5,380
Fixed Rate			0.57%			0.57%	0.57%
Unsecured (NT$)			5,000			5,000	4,869
Fixed Rate			0.63%			0.63%	0.63%
Unsecured (NT$)					2,000	2,000	2,000
Fixed Rate					0.63%	0.63%	0.63%
Unsecured (NT$)					2,100	2,100	2,100
Fixed Rate					0.68%	0.68%	0.68%
Unsecured (NT$)					10,000	10,000	9,954
Fixed Rate					1.62%	1.62%	1.62%

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

As of December 31, 2023, we had no outstanding in foreign currency forward contracts to sell U.S. dollars against NT dollars. We believe we do not have material market risk as of December 31, 2023.

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

Depositary Payments

In 2023, pursuant to the terms of the deposit agreement, we received reimbursement of US$1.3 million from JPMorgan Chase & Co., the depositary for our ADR program through December 31, 2023. The reimbursement was to cover our expense related to ADR program, including:

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

Disclosure Controls and Procedures

For the period ended on December 31, 2023, an evaluation has been performed under the supervision and with the participation of our management, including our Co-presidents and our Chief Financial Officer, regarding the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Co-presidents and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2023.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or the COSO criteria, as amended regularly. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2023, which is included immediately following this report.

Changes in Internal Control over Financial Reporting

During 2023, there was no material change to our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of United Microelectronics Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, United Microelectronics Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 25, 2024 expressed an unqualified opinion thereon.

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

April 25, 2024

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

We amended the Code of Ethics for Directors and Officers in November 2017, and the Employee Code of Conduct in February 2020. The Employee Code of Conduct, which is applicable to all employees, replaced the code of ethics filed with the SEC in our 2003 annual report on Form 20-F. We have also created a separate code of ethics applicable to our directors and officers. A copy of each of the Code of Ethics for Directors and Officers and the Employee Code of Conduct are displayed on our website at http://www.umc.com/english/pdf/Code_of_Ethics.pdf and http://www.umc.com/english/pdf/Employee_Code_of_Conduct-e.pdf, respectively. Shareholders may request a hard copy of the Code of Ethics for Directors and Officers and the Employee Code of Conduct free of charge. Please contact the investor relations department of our company at ir@umc.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the years indicated.

	Years ended December 31,
	2022	2023
	NT$	NT$	US$
	(in thousands)
Audit Fees (1)	61,540	65,829	2,150
Audit-related Fees (2)	3,367	5,279	172
Tax Fees (3)	3,785	10,035	328

Total	68,692	81,143	2,650

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Risk management and strategy

The assessment, identification and management of material risks from cybersecurity threats are integrated into the Company’s overall risk management processes. The Enterprise Information Security Committee (EISC) is responsible for assessing the risk level of information security and cybersecurity, taking appropriate actions and regularly reviewing the effectiveness of these actions. Cybersecurity risks and related matters are reported to the Enterprise Risk Management Committee, which manages and provide oversight of overall enterprise risk, regularly review the possibility of risk occurrence and the potential change of severity over time, and to understand and assess the effectiveness of risk management programs and related control operations.

We engage third parties in connection with such information security risk management processes. We strengthened our information security process and cybersecurity risk management by introducing information security management system certification such as ISO27001, ISO15408, etc. to reduce security risk and production anomaly. Continuous improvement is then carried out through annual recertification audit by third parties. We also conduct regular penetration tests by third parties as well as reinforcements and repairs to reduce information security risks.

We have established processes to oversee and identify risks from cybersecurity threats associated with use of any third-party service provider. We also built a comprehensive multi-layer defense mechanism including firewall, intrusion detection, antivirus system, vulnerability scanning, patch management procedure and penetration testing. While using third-party service, we have implemented information security and cybersecurity management measures, including encrypting data, and tracing logs, to achieve effective information protection.

The risks from cybersecurity threats may not only expose the Company to the risks of data leakage and ransom threats, but may also interrupt the production system, causing serious operating losses or even damaging the reputation of the Company. In response to previous cybersecurity incidents and potential cyber-attacks, we have enhanced cybersecurity protection mechanisms such as upgrading the antivirus software with behavior-based detection capability and implemented strict information device in/out management to minimize potential impact. We also obtained information security insurance since 2019 as one of the measures to mitigate information security risks. Besides, we joined SEMICON TAIWAN cybersecurity committee to contribute as a local enterprise responsibility.

Governance

UMC’s information security and cybersecurity policy, which is deployed in the Company and its subsidiaries, is based on the following principles: 1) To establish Information Security Management rules in accordance to customer requirements, 2) to reach a consensus that information security is everyone’s responsibility through full awareness, 3) to protect information confidentiality, integrity, availability for the Company and customers, and 4) to provide a safe production environment to ensure sustainable operation of the Company’s business. The major information security and cybersecurity objectives are aimed at antivirus, anti-intrusion and anti-leakage through the building of multiple internal controls such as firewalls, intrusion detection, and antivirus systems to enhance the Company’s ability to defend against external attacks and to protect internal confidential information. UMC’s written information security and cybersecurity policy please refer to the UMC website: http://www.umc.com/en/Html/information_security_risk_management.

The EISC is responsible for implementing the Company’s information security management plan, establishing and maintaining the information security management system, and coordinating the formulation and compliance of related policies. The EISC management objectives include assessing, identifying and managing material risks from cybersecurity threats, and being informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents through building the multi-layer information security protection mechanism. The Information Security Technology task members of the EISC have relevant expertise in information security such as network management, system management, database management, application development, and information security protection.

The Vice President of Digital Function organization serves as Chief Information Security Officer (CISO) of EISC, and is responsible for establishing and maintaining the information security/cyber security strategy and processes that protect information assets. The EISC holds semiannual meetings to review information security risks and measures and strategies adopted by UMC, ensuring the adequacy, suitability and effectiveness of the Company’s information security management system. The EISC reports to the board of directors on the effectiveness of the information security strategy annually. Independent Board Director Jyuo-Min Shyu, who has relevant experience in information security, oversees and regularly reviews the Company’s information security and cyber security strategy.

PART III.

ITEM 17	FINANCIAL STATEMENTS
Not applicable.

ITEM 18	FINANCIAL STATEMENTS
The following is a list of the audited consolidated financial statements and report of independent registered public accounting firm included in this Annual Report beginning on page
F-1.

ITEM 19	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Articles of Incorporation of the Company as last amended on June 10, 2020(1)

2.1	Amended and Restated Deposit Agreement by and among the Company, JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder dated as of October 21, 2009(2)

2.2	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement among the Company, JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (3)

2.3	Description of Securities Registered Under Section 12 of the Exchange Act (17)

4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, R.O.C., the site of Fab 6A (in Chinese with English summary translation)(4)(P)

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8A and United Tower (in Chinese with English summary translation)(5)(P)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8C (in Chinese with English summary translation)(6)(P)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8D (in Chinese with English summary translation)(7)(P)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8E (in Chinese with English summary translation)(8)(P)

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8F (in Chinese with English summary translation)(9)(P)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Tainan Science Park, Tainan, Taiwan, R.O.C., the site of Fab 12A (in Chinese with English summary translation)(10)(P)

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation)(11)

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8S (in Chinese with English summary translation)(12)

4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab12i (summary)(13)

4.11	Merger Agreement, entered into as of April 29, 2009, among United Microelectronics Corporation, Infoshine Technology Limited and Best Elite International Limited(14)

Exhibit Number	Description of Exhibits

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors and Officers(15)

11.2	Employee Code of Conduct(16)

*12.1	Certification of our Co-president pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Co-president pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.3	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Co-president pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Co-president pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.3	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*97.1	Policy Relating to Recovery of Erroneously Awarded Compensation

*101.INS	Inline XBRL Instance Document. the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*101.SCH	Inline XBRL Taxonomy Extension Schema Document

*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*104	Cover Page Interactive Data File (embedded within the inline XBRL document)

*	Filed herewith.
(1)	Incorporated by reference to Exhibit 1.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-15128) filed with the Commission on April 18, 2014.
(2)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333- 162437) filed with the Commission on October 13, 2009.
(3)	Incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form F-6 (File No. 333- 172990) filed with the Commission on April 12, 2017.
(4)	Incorporated by reference to Exhibit 4.1 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(5)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(6)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(7)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(8)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(9)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(10)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on F-1 (File No. 333-12444) filed with the Commission on August 28, 2000, as amended.
(11)	Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15128) filed with the Commission on June 17, 2004.
(12)	Incorporated by reference to Exhibit 4.9 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.
(13)	Incorporated by reference to Exhibit 4.10 to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the Commission on May 9, 2007.

(14)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on May 8, 2009.
(15)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the Commission on March 25, 2005.
(16)	Incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the Commission on May 26, 2006.
(17)	Incorporated by reference to Item 12.D. in this Annual Report on Form 20-F for the fiscal year ended December 31, 2023.
(P)	Paper exhibits

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

UNITED MICROELECTRONICS CORPORATION

By:	/s/ Chitung Liu
Name: Chitung Liu
Title: Chief Financial Officer and Senior Vice President

Date: April 25, 2024

United Microelectronics Corporation and Subsidiaries
Consolidated Financial Statements for years ended December 31, 2021, 2022 and 2023
Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of United Microelectronics Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the Company) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2024 expressed an unqualified opinion thereon.
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

Valuation for Slow-Moving Inventories

Description of the Matter
As of December 31, 2023, the Company’s net inventories amounted to NT$35,713 million. As the semiconductor industry is characterized by rapid changes in technology, management has to evaluate and estimate a reserve for slow-moving inventories that are expected to be written-off
or otherwise disposed of at a future date.

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

To test the slow-moving inventories reserve, our audit procedures included, amongst others, evaluate the appropriateness of management’s methodology to determine inventory aging and inventory reserve percentages, compare slow-moving inventories reserve to historical usage and write-off
activities, and test the accuracy and completeness of the underlying data used in such determination. We also recalculated inventory reserve for the application of the reserve percentages to the inventory aging categories. In addition, we evaluated the adequacy of disclosures of inventories. Please refer to Notes 5 and 6 to the Company’s consolidated financial statements.

/s/ Ernst & Young
We have served as the Company’s auditor since 2000.
Taipei, Taiwan
Republic of China
April 25, 2024

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2022 and 2023
(Expressed in Thousands, Except for Par Value)

		As of December 31,
	Notes	2022	2023
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	4, 6(1)	173,818,777	132,553,615	4,328,988
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	705,918	443,601	14,487
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	3,213,057	5,753,379	187,896
Financial assets measured at amortized cost, current	4, 6(4)	861,817	6,131,077	200,231
Contract assets, current	4, 6(21)	373,318	739,528	24,152
Accounts receivable, net	4, 6(5)	36,444,510	29,237,550	954,851
Accounts receivable-related parties, net	4, 7	530,577	347,964	11,364
Other receivables	4	1,807,999	2,707,400	88,419
Current tax assets	4	40,256	130,123	4,250
Inventories, net	4, 5, 6(6)	31,069,960	35,712,558	1,166,315
Other current assets	6(21)	3,504,849	3,040,597	99,301

Total current assets		252,371,038	216,797,392	7,080,254

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2), 7	17,784,651	16,694,860	545,227
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	11,976,543	11,930,581	389,634
Financial assets measured at amortized cost, noncurrent	4, 6(4)	7,491	222,691	7,273
Investments accounted for under the equity method	4, 6(7), 7	26,504,913	32,785,800	1,070,731
Property, plant and equipment	4, 6(8), 8	170,982,066	239,123,248	7,809,381
Right-of-use assets	4, 6(9), 8	7,611,991	7,000,355	228,620
Intangible assets	4, 6(10), 7	4,275,200	4,372,555	142,801
Deferred tax assets	4, 6(26)	5,226,236	5,130,411	167,551
Prepayment for equipment		19,439,559	4,725,583	154,330
Refundable deposits	8	2,749,691	2,708,823	88,466
Other noncurrent assets		5,716,204	5,084,533	166,053

Total non-current assets		272,274,545	329,779,440	10,770,067

Total assets		524,645,583	546,576,832	17,850,321

Liabilities and Equity
Current liabilities
Short-term loans	6(11), 6(28)	—	13,530,000	441,868
Financial liabilities at fair value through profit or loss, current	4, 6(12)	438,397	1,019,362	33,291
Contract liabilities, current	4, 6(21)	3,546,815	3,250,712	106,163
Accounts payable		8,982,418	7,526,159	245,792
Other payables	4, 6(20), 6(22), 7	31,279,208	25,670,984	838,373
Payables on equipment		18,632,245	19,196,256	626,919
Current tax liabilities	4	19,450,909	9,539,764	311,553
Lease liabilities, current	4, 6(9), 6(28)	537,314	514,324	16,797
Other financial liabilities, current	6(28), 9(6)	17,226,490	—	—
Current portion of long-term liabilities	4, 6(13), 6(14), 6(28)	7,586,644	16,006,797	522,756
Other current liabilities	4, 6(16), 6(17), 6(18), 6(28), 7	4,928,283	5,642,792	184,285

Total current liabilities		112,608,723	101,897,150	3,327,797

Non-current liabilities
Contract liabilities, noncurrent	4, 6(21)	438,188	430,640	14,064
Bonds payable	4, 6(13), 6(28)	23,083,096	24,579,651	802,732
Long-term loans	6(14), 6(28)	16,794,289	20,656,248	674,600
Deferred tax liabilities	4, 6(26)	3,562,436	5,631,964	183,931
Lease liabilities, noncurrent	4, 6(9), 6(28)	5,199,781	4,878,863	159,336
Net defined benefit liabilities, noncurrent	4, 6(15)	2,869,402	2,205,085	72,014
Guarantee deposits	6(28)	30,518,585	40,122,956	1,310,351
Other noncurrent liabilities	4, 6(16), 6(18), 6(20), 6(28), 9(6)	6,760,135	2,457,307	80,252

Total non-current liabilities		89,225,912	100,962,714	3,297,280

Total liabilities		201,834,635	202,859,864	6,625,077

Commitments and contingencies	9
Equity attributable to the parent company
Capital	4, 6(19)
Common stock - NT$10 par value		125,047,490	125,298,222	4,092,039
Authorized: 26,000,000 thousand shares
Issued: 12,504,749 thousand shares as of December 31, 2022
Issued: 12,529,822 thousand shares as of December 31, 2023
Additional paid-in capital	4, 6(19), 6(20)
Premiums		3,215,160	3,997,662	130,557
Treasury stock transactions		7,425,869	8,277,564	270,332
Transactions with noncontrolling interests		534,109	3,156,983	103,102
Share-based payment		2,221,709	2,373,830	77,526
Other		1,746,172	19,396	633
Retained earnings	6(19)
Legal reserve		21,566,986	30,472,125	995,171
Special reserve		4,914,214	2,734,058	89,290
Unappropriated earnings		169,725,371	176,391,220	5,760,653
Other components of equity	4, 6(20)
Exchange differences on translation of foreign operations		(6,369,416)	(8,439,670)	(275,626)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		2,892,583	10,889,828	355,644
Unearned employee compensation		(1,831,030)	(1,991,331)	(65,033)
Treasury stock	4, 6(19)	(8,621,948)	(9,803,778)	(320,176)

Total equity attributable to the parent company		322,467,269	343,376,109	11,214,112

Non-controlling interests	6(19)	343,679	340,859	11,132

Total equity		322,810,948	343,716,968	11,225,244

Total liabilities and equity		524,645,583	546,576,832	17,850,321

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2021, 2022 and 2023
(Expressed in Thousands, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2021	2022	2023
		NT$	NT$	NT$	US$
Operating revenues	4, 6(21), 7	213,011,018	278,705,264	222,533,000	7,267,570
Operating costs	4, 6(6), 6(10), 6(15), 6(20), 6(21), 6(22), 7	(140,961,389)	(152,940,887)	(144,789,162)	(4,728,581)

Gross profit		72,049,629	125,764,377	77,743,838	2,538,989

Operating expenses	4, 6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(4,671,599)	(4,182,929)	(3,225,154)	(105,328)
General and administrative expenses		(7,989,860)	(9,672,613)	(7,477,037)	(244,188)
Research and development expenses		(12,934,836)	(12,953,534)	(13,283,830)	(433,829)
Expected credit impairment gains (losses)		6,121	(2,723)	130,518	4,263

Subtotal		(25,590,174)	(26,811,799)	(23,855,503)	(779,082)

Net other operating income and expenses	4, 6(16), 6(23)	5,226,831	5,339,647	4,002,326	130,709

Operating income		51,686,286	104,292,225	57,890,661	1,890,616

Non-operating income and expenses
Interest income	4	575,719	2,022,314	4,853,124	158,495
Other income	4	1,653,006	2,163,043	1,773,498	57,920
Other gains and losses	4, 6(24)	866,130	(1,134,540)	223,096	7,286
Finance costs	6(24)	(1,962,930)	(1,866,329)	(1,570,374)	(51,286)
Share of profit or loss of associates and joint ventures	4, 6(7)	5,193,495	1,626,103	4,307,614	140,680
Bargain purchase gain in acquisition of equity investee	4, 6(7)	—	—	494,001	16,133
Exchange gain, net	4	484,726	2,522,844	478,784	15,636

Subtotal		6,810,146	5,333,435	10,559,743	344,864

Income from continuing operations before income tax		58,496,432	109,625,660	68,450,404	2,235,480
Income tax expense	4, 6(26)	(7,918,252)	(19,326,895)	(8,311,270)	(271,433)

Net income		50,578,180	90,298,765	60,139,134	1,964,047

Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	4, 6(15)	(197,477)	296,804	402,234	13,136
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4	5,811,342	(4,646,064)	5,530,359	180,612
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		2,959,130	(1,694,965)	1,610,116	52,584
Income tax related to items that will not be reclassified subsequently	4, 6(26)	(417,076)	(6,999)	(414,395)	(13,533)

Subtotal		8,155,919	(6,051,224)	7,128,314	232,799

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(4,741,016)	9,292,308	(2,386,278)	(77,932)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		(24,412)	91,442	(74,418)	(2,430)
Income tax related to items that may be reclassified subsequently	4, 6(26)	29,938	859,566	390,428	12,751

Subtotal		(4,735,490)	10,243,316	(2,070,268)	(67,611)

Total other comprehensive income (loss)		3,420,429	4,192,092	5,058,046	165,188

Total comprehensive income (loss)		53,998,609	94,490,857	65,197,180	2,129,235

Net income (loss) attributable to:
Shareholders of the parent		51,246,425	89,478,805	59,688,950	1,949,345
Non-controlling interests		(668,245)	819,960	450,184	14,702

		50,578,180	90,298,765	60,139,134	1,964,047

Comprehensive income (loss) attributable to:
Shareholders of the parent		54,666,873	93,670,889	64,747,010	2,114,533
Non-controlling interests		(668,264)	819,968	450,170	14,702

		53,998,609	94,490,857	65,197,180	2,129,235

Earnings per share (NTD)	4, 6(27)
Earnings per share-basic		4.27	7.40	4.92	0.16

Earnings per share-diluted		4.19	7.16	4.82	0.16

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended December 31, 2023
(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital		Retained Earnings			Other Components of Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non-Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2023	125,047,490	15,143,019	21,566,986	4,914,214	169,725,371	(6,369,416)	2,892,583	(1,831,030)	(8,621,948)	322,467,269	343,679	322,810,948
Appropriation and distribution of 2022 retained earnings
Legal reserve	—	—	8,905,139	—	(8,905,139)	—	—	—	—	—	—	—
Special reserve reversed	—	—	—	(2,180,156)	2,180,156	—	—	—	—	—	—	—
Cash dividends	—	—	—	—	(45,017,096)	—	—	—	—	(45,017,096)	—	(45,017,096)
Net income for the year ended December 31, 2023	—	—	—	—	59,688,950	—	—	—	—	59,688,950	450,184	60,139,134
Other comprehensive income (loss) for the year ended December 31, 2023	—	—	—	—	327,156	(2,070,254)	6,801,158	—	—	5,058,060	(14)	5,058,046

Total comprehensive income (loss)	—	—	—	—	60,016,106	(2,070,254)	6,801,158	—	—	64,747,010	450,170	65,197,180

Share-based payment transaction	250,732	934,945	—	—	(5,170)	—	—	(160,301)	—	1,020,206	5,817	1,026,023
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	46,265	—	—	403,488	—	(432,357)	—	—	17,396	—	17,396
Disposal of investments accounted for under the equity method	—	5	—	—	(56)	—	56	—	—	5	—	5
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	—	2,572,818	—	—	—	—	—	—	—	2,572,818	—	2,572,818
Changes in subsidiaries’ ownership	—	3,485	—	—	(292,225)	—	—	—	—	(288,740)	456	(288,284)
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	851,695	—	—	(85,827)	—	—	—	(1,181,830)	(415,962)	—	(415,962)
Disposal of equity instruments investments measured at fair value through other comprehensive income	—	—	—	—	(1,628,388)	—	1,628,388	—	—	—	—	—
Non-Controlling Interests	—	—	—	—	—	—	—	—	—	—	4,187	4,187
Others	—	(1,726,797)	—	—	—	—	—	—	—	(1,726,797)	(463,450)	(2,190,247)

Balance as of December 31, 2023	125,298,222	17,825,435	30,472,125	2,734,058	176,391,220	(8,439,670)	10,889,828	(1,991,331)	(9,803,778)	343,376,109	340,859	343,716,968

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021, 2022 and 2023
(Expressed in Thousands)

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income before tax	58,496,432	109,625,660	68,450,404	2,235,480
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	44,179,632	41,328,374	37,757,556	1,233,101
Amortization	2,894,942	2,841,334	2,726,481	89,043
Expected credit impairment losses (gains)	(6,121)	2,723	(130,518)	(4,263)
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	(2,892,470)	1,247,962	40,553	1,324
Interest expense	1,868,089	1,785,311	1,473,729	48,130
Interest income	(575,719)	(2,022,314)	(4,853,124)	(158,495)
Dividend income	(1,653,006)	(2,163,043)	(1,773,498)	(57,920)
Share-based payment	1,745,745	1,351,738	1,031,896	33,700
Share of profit of associates and joint ventures	(5,193,495)	(1,626,103)	(4,307,614)	(140,680)
Gain on disposal of property, plant and equipment	(143,735)	(482,983)	(268,293)	(8,762)
Loss (gain) on disposal of investments accounted for under the equity method	16,388	(50,553)	(163,395)	(5,336)
Loss on repurchases of bonds	—	203,851	—	—
Exchange loss (gain) on financial assets and liabilities	(505,434)	2,436,159	85,353	2,788
Bargain purchase gain in acquisition of equity investee	—	—	(494,001)	(16,133)
Loss (gain) on lease modification	6	(1,162)	(113)	(4)
Amortization of deferred government grants	(4,069,055)	(4,163,746)	(2,663,843)	(86,997)
Others	243,447	—	—	—

Income and expense adjustments	35,909,214	40,687,548	28,461,169	929,496
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	119,904	14,825	1,945,525	63,538
Contract assets	(81,887)	(47,842)	(381,105)	(12,446)
Notes receivable and accounts receivable	(8,590,622)	(1,115,482)	7,201,939	235,204
Other receivables	134,111	(914,736)	(526,223)	(17,186)
Inventories	(871,589)	(7,637,528)	(4,944,756)	(161,488)
Other current assets	(227,852)	(4,041,038)	939,912	30,696
Contract fulfillment costs	(71,828)	(97,027)	(164,316)	(5,366)
Contract liabilities	1,637,105	(252,594)	(267,858)	(8,748)
Accounts payable	688,652	490,949	(1,341,114)	(43,799)
Other payables	4,092,040	9,230,484	(5,683,081)	(185,600)
Other current liabilities	(506,837)	791,279	1,470,483	48,023
Net defined benefit liabilities	(482,809)	(711,115)	(262,084)	(8,559)
Other noncurrent liabilities	71,430	(8,039)	(89,593)	(2,926)

Cash generated from operations	90,315,464	146,015,344	94,809,302	3,096,319
Interest received	505,379	1,852,783	4,579,972	149,575
Dividend received	3,006,829	4,132,529	3,649,805	119,197
Interest paid	(1,539,069)	(1,422,337)	(1,027,500)	(33,557)
Income tax paid	(1,936,712)	(4,717,790)	(16,011,870)	(522,922)

Net cash provided by operating activities	90,351,891	145,860,529	85,999,709	2,808,612

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(921,916)	(1,041,792)	(1,182,248)	(38,610)
Proceeds from disposal of financial assets at fair value through profit or loss	439,145	773,318	525,237	17,153
Acquisition of financial assets measured at amortized cost	(37,141,310)	(1,682,788)	(6,296,321)	(205,628)
Proceeds from redemption of financial assets measured at amortized cost	22,132,639	30,179,933	678,907	22,172
Proceeds from disposal of investments accounted for under the equity method	—	—	293,266	9,578
Proceeds from capital reduction of investments accounted for under the equity method	—	—	1,303,106	42,557
Increase in prepayment for investments	(5,025)	—	—	—
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	42,150	—	—	—
Disposal of subsidiary	714,358	—	—	—
Acquisition of property, plant and equipment	(48,034,633)	(80,127,628)	(91,473,668)	(2,987,383)
Proceeds from disposal of property, plant and equipment	216,314	669,282	323,385	10,561
Increase in refundable deposits	(274,015)	(558,491)	(44,100)	(1,440)
Decrease in refundable deposits	220,750	186,175	83,856	2,739
Acquisition of intangible assets	(1,924,924)	(2,756,155)	(2,546,516)	(83,165)
Government grants related to assets acquisition	2,498,984	173,909	591,086	19,304
Increase in other noncurrent assets	(125,917)	(243,084)	(42,532)	(1,389)
Decrease in other noncurrent assets	—	55	—	—

Net cash used in investing activities	(62,163,400)	(54,427,266)	(97,786,542)	(3,193,551)

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021, 2022 and 2023
(Expressed in Thousands)

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase in short-term loans	7,205,015	228,980	29,120,960	951,044
Decrease in short-term loans	(16,179,231)	(2,194,664)	(15,590,960)	(509,176)
Cash payments for the principal portion of the lease liability	(699,680)	(712,854)	(666,439)	(21,765)
Proceeds from bonds issued	25,760,800	—	10,000,000	326,584
Bonds issuance costs	(57,108)	—	(10,755)	(351)
Redemption of bonds	(2,000,000)	(13,305,050)	—	—
Proceeds from long-term loans	15,560,661	2,319,371	15,416,130	503,466
Repayments of long-term loans	(11,472,124)	(21,135,630)	(11,558,426)	(377,480)
Increase in guarantee deposits	14,812,963	15,823,396	11,651,109	380,506
Decrease in guarantee deposits	(593,555)	(838,455)	(1,227,764)	(40,097)
Decrease in other financial liabilities	—	—	(21,209,443)	(692,666)
Cash dividends and cash distributed from additional paid-in capital	(19,871,129)	(37,445,300)	(45,014,783)	(1,470,110)
Change in non-controlling interests	23,430	5,456	4,187	137
Others	65	—	—	—

Net cash provided by (used in) financing activities	12,490,107	(57,254,750)	(29,086,184)	(949,908)

Effect of exchange rate changes on cash and cash equivalents	(2,104,503)	7,018,133	(392,145)	(12,807)

Net increase (decrease) in cash and cash equivalents	38,574,095	41,196,646	(41,265,162)	(1,347,654)
Cash and cash equivalents at beginning of year	94,048,036	132,622,131	173,818,777	5,676,642

Cash and cash equivalents at end of year	132,622,131	173,818,777	132,553,615	4,328,988

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
The consolidated financial statements of the Company were approved and authorized for issue by the audit committee of the Board of Directors on April 24, 2024.

3.	NEW ACCOUNTING PRONOUNCEMENT UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

(1)
The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which have been issued by the International Accounting Standards Board (IASB) and become effective for annual periods beginning on or after January 1, 2023. There are no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)	The Company has not adopted the following new, revised or amended IFRSs that have been issued by the IASB but not yet effective:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB

Amendments to IAS 1 “Presentation of Financial Statements” - Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants	January 1, 2024

Amendments to IFRS 16 “Leases” - Lease Liability in a Sale and Leaseback	January 1, 2024

Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” - Supplier Finance Arrangements	January 1, 2024

Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” - Lack of Exchangeability	January 1, 2025

IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027

(3)	The potential effects of adopting the standards or interpretations issued by IASB on the Company’s financial statements in future periods are summarized as below:

a.
Amendments to IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28) - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary
assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture. IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.
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

b.
Amendments to IAS 1 “Presentation of Financial Statements” (IAS 1) - Classification of Liabilities as Current or
Non-current
(“2020 amendments”) and Non-current Liabilities with Covenants (“2022 amendments”)

The 2020 amendments are the amendments to paragraphs
69-76
of IAS 1 presentation of financial statements and the amended paragraphs related to the classification of liabilities as current or non-current.
The 2022 amendments improved the information companies provide about long-term debt with covenants. The amendments specify that covenants to be complied within twelve months after the reporting period do not affect the classification of debt as current or non-current
at the end of the reporting period.

c.	Amendments to IFRS 16 “Leases” (IFRS 16) - Lease Liability in a Sale and Leaseback
The amendments add seller-lessee additional requirements for the sale and leaseback transactions in IFRS 16, thereby supporting the consistent application of the standard.

d.	Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” - Supplier Finance Arrangements
The amendments introduced additional information of supplier finance arrangements and added disclosure requirements for such arrangements.

e.	Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” - Lack of Exchangeability
These amendments specify whether a currency is exchangeable into another currency and, when it is not, to determining the exchange rate to use and the disclosures to provide. The amendments apply for annual reporting periods beginning on or after January 1, 2025.

f.	IFRS 18 “Presentation and Disclosure in Financial Statements”
The main changes in the new standard are as below:

(1)	Improved comparability in the statement of profit or loss (income statement)
IFRS 18 requires entities to classify all income and expenses within their statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new, to improve the structure of the income statement, and requires all entities to provide new defined subtotals, including operating profit. The improved structure and new subtotals will give investors a consistent starting point for analyzing entities’ performance and make it easier to compare entities.

(2)	Enhanced transparency of management-defined performance measures
IFRS 18 requires entities to disclose explanations of those entity-specific measures that are related to the income statement, referred to as management-defined performance measures.

(3)	Useful grouping of information in the financial statements
IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. The changes are expected to provide more detailed and useful information. IFRS 18 also requires entities to provide more transparency about operating expenses, helping investors to find and understand the information they need.
IFRS 18 replaces IAS 1 Presentation of Financial Statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027.
The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (e) and (f) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed. The rest of the standards listed are not expected to have material impact on the Company’s financial position and performance.

4.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

(1)	Statement of Compliance
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

b.	The consolidated entities as of December 31, 2022 and 2023 were as follows:

			Percentage of ownership (%) As of December 31,
Investor	Subsidiary	Business nature	2022	2023
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00
UMC	UMC KOREA CO., LTD. (UMC KOREA)	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD. (USJC)	Sales and manufacturing of integrated circuits	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	80.14	80.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	99.01
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	—	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	—
WAVETEK-SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	—
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HJ)	Sales and manufacturing of integrated circuits	99.9985	99.9985
HJ	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. (UDS)	Integrated circuits design services	100.00	100.00
UNITED MICROCHIP CORPORATION and HJ	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	71.86	100.00

(4)	Business Combinations and Goodwill
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
Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with IFRS 9 “Financial Instruments” (IFRS 9), either in profit or loss or other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

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
to the
non-controlling
interests in that foreign operation. On partial disposal of an associate or a joint venture that includes a foreign operation that does not result in a loss of significant influence or joint control, only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is reclassified to profit or loss
.
Any goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and expressed in its functional currency.

(7)	Convenience Translation into U.S. Dollars
Translations of amounts from NTD into U.S. dollars (USD) for the reader’s convenience were calculated at the rate of USD1.00 to NTD 30.62 on December 29, 2023 released by Board of Governors of the Federal Reserve System. No representation is made that the NTD amounts could have been, or could be, converted into
USD
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

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified (whether or not attributable to the financial difficulty of the debtor), such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts and the consideration paid, including any non-cash
assets transferred or liabilities assumed, is recognized in profit or loss
.

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
Except for land, which is not depreciated, the depreciation of the assets is calculated mainly over the following estimated useful lives: buildings - 20 to 56 years; machinery and equipment - 6 years; transportation equipment - 6 years; furniture and fixtures - 6 years; leasehold improvement - the shorter of lease terms or useful lives.

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

b.	Software is amortized over the contract term or estimated useful life (3 years) on a straight-line basis.

c.
Patent and technology license fee: Upon signing of contract and obtaining the right to intellectual property, any portion attributable to non-cancellable
and mutually agreed future fixed license fees for patent and technology is discounted and recognized as an intangible asset and related liability. The cost of the intangible asset is not revalued once determined on initial recognition, and is amortized over the useful life
(
5
-
10
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

Under defined benefit pension plans, the net defined benefit liability (asset) shall be recognized as the amount of the present value of the defined benefit obligation, deducting the fair value of any plan assets and adjusting for any effect of the asset ceiling. Service cost and net interest on the net defined benefit liability (asset) are recognized as expenses in the period of service. Remeasurement of the net defined benefit liability (asset), which comprises actuarial gains and losses, the return on plan assets and any change in the effect of the asset ceiling, excluding any amounts included in net interest, is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and shall not be reclassified to profit or loss in a subsequent period
.

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

(20)	Provision
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset when, and only when it is virtually certain that reimbursement will be received. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.
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
Onerous contracts
An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The present obligation under the onerous contract shall be recognized and measured as a provision. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. The aforementioned cost of fulfilling a contract comprises the costs that relate directly to the contract, which includes the incremental costs of fulfilling that contract and the allocation of other costs that relate directly to fulfilling contracts.

(21)	Treasury Stock
UMC’s own equity instruments repurchased (treasury stocks) are recognized at repurchase cost and deducted from equity. No gain or loss shall be recognized in profit or loss on the purchase, sale, issue or cancellation of UMC’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in equity
.

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
Income tax expense (benefit) is the aggregate amount of current income tax and deferred income tax included in the profit or loss for the period.

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
Deferred tax liabilities are recognized for all taxable temporary differences, except:

a.
When the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences;

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

a.
Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences;

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
According to the temporary exception in the International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12 “Income Taxes”), deferred tax assets and liabilities related to Pillar Two income tax will not be recognized nor disclosed.
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
change
.

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

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Cash on hand and petty cash	$6,023	$6,200
Checking and savings accounts	42,422,443	50,322,942
Time deposits	125,467,386	80,276,114
Repurchase agreements collateralized by government bonds and corporate notes	5,922,925	1,948,359

Total	$173,818,777	$132,553,615

(2)	Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$10,275,563	$9,170,230
Preferred stocks	2,939,939	2,862,119
Funds	5,044,702	4,472,097
Convertible bonds	230,365	480,715
Others	—	153,300

Total	$18,490,569	$17,138,461

Current	$705,918	$443,601
Non-current	17,784,651	16,694,860

Total	$18,490,569	$17,138,461

(3)	Financial Assets at Fair Value through Other Comprehensive Income

	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Equity instruments
Common stocks	$15,007,053	$17,508,897
Preferred stocks	182,547	175,063

Total	$15,189,600	$17,683,960

Current	$3,213,057	$5,753,379
Non-current	11,976,543	11,930,581

Total	$15,189,600	$17,683,960

The fair value of each investment in equity instrument to be measured at fair value through other comprehensive income is as follows:

		As of December 31,
Type of securities	Name of securities	2022	2023
		NT$	NT$
		(In Thousands)	(In Thousands)
Common stock	SILICON INTEGRATED SYSTEMS CORP.	$2,316,197	$—
Common stock	UNIMICRON HOLDING LIMITED	2,847,385	2,514,120
Common stock	ITE TECH. INC.	1,023,266	2,100,977
Common stock	CHIPBOND TECHNOLOGY CORPORATION	3,051,603	3,843,744
Common stock	NOVATEK MICROELECTRONICS CORP. (NOVATEK)	5,188,267	8,501,851
Common stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	580,335	548,205
Preferred stock	MTIC HOLDINGS PTE. LTD.	182,547	175,063

a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the years ended December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Held at end of period	$1,431,931	$1,052,336
Derecognized during the period	—	142,535

Total	$1,431,931	$1,194,871

Please refer to Note 6(7) for derecognition of the equity instrument investment in SILICON INTEGRATED SYSTEMS CORP. (SIS) during the period.

c.	The Company reclassified its equity instrument investment in SIS as investments accounted for under the equity method. Details on derecognition of such investments are as follow:

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Fair value on the date of disposal	$—	$—	$3,035,999

Cumulative gains (losses) reclassified to retained earnings due to derecognition	$—	$—	$(1,628,388)

d.
UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

(4)	Financial assets measured at amortized cost

	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial assets measured at amortized cost
Time deposits with original maturities over three months	$849,308	$6,353,768
Bonds	20,000	—

Total	$869,308	$6,353,768

Current	$861,817	$6,131,077
Non-current	7,491	222,691

Total	$869,308	$6,353,768

(5) Accounts Receivable, Net
	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Accounts receivable	$36,653,611	$29,316,612
Less: loss allowance	(209,101)	(79,062)

Net	$36,444,510	$29,237,550

Aging analysis of accounts receivable:
	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Neither past due	$30,545,437	$25,707,008

Past due:
≤ 30 days	5,303,765	3,008,126
31 to 60 days	130,408	78,668
61 to 90 days	3,247	5,599
91 to 120 days	7,886	—
≥ 121 days	662,868	517,211

Subtotal	6,108,174	3,609,604

Total	$36,653,611	$29,316,612

Movement of loss allowance for accounts receivable:
	For the years ended December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Beginning balance	$194,491	$209,101
Net recognition (reversal) for the period	14,610	(130,039)

Ending balance	$209,101	$79,062

The collection periods for third party domestic sales
and
third party overseas sales were
month-end
30
-
60 days and net 30
-
60 days, respectively.
An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the years ended December 31, 2021, 2022 and 2023, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(6)	Inventories, Net

	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Raw materials	$6,335,428	$10,995,569
Supplies and spare parts	7,161,216	6,443,172
Work in process	14,897,926	15,560,517
Finished goods	2,675,390	2,713,300

Total	$31,069,960	$35,712,558

a.
For the years ended December 31, 2021, 2022 and 2023, the Company recognized NT$135,856 million, NT$145,979 million and NT$136,902 million, respectively, in operating costs, of which NT$426 million in 2021 was related to reversal of write-down of inventories, and NT$98 million and NT$1,148 million in 2022 and 2023, respectively, were related to write-down of inventories.

b.	None of the aforementioned inventories were pledged.

(7)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2022		2023
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
	NT$		NT$
	(In Thousands)		(In Thousands)
Listed companies
SILICON INTEGRATED SYSTEMS CORP. (SIS) (Note A)	$—	—	$2,373,060	19.02
FARADAY TECHNOLOGY CORP. (FARADAY) (Note B)	1,862,245	13.78	1,990,073	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note C)	13,285,169	13.27	13,644,560	13.05
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note D)	—	45.44	—	45.44
UNITECH CAPITAL INC.	426,070	42.00	625,667	42.00
TRIKNIGHT CAPITAL CORPORATION (TRIKNIGHT) (Note E)	2,117,678	40.00	2,109,906	40.00
HSUN CHIEH CAPITAL CORP.	210,690	40.00	235,098	40.00
PURIUMFIL INC.	14,622	40.00	11,474	40.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note F)	2,980,984	36.49	4,126,878	36.49
YANN YUAN INVESTMENT CO., LTD. (YANN YUAN)	5,455,743	26.78	7,516,327	26.78
UNITED LED CORPORATION HONG KONG LIMITED	97,156	25.14	93,793	25.14
VSENSE CO., LTD. (Note D)	—	23.98	—	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note G)	54,556	10.38	58,964	10.38

Total	$26,504,913		$32,785,800

Note A:
In August 2023, the board chairman of SIS changed and became the same person as the board chairman of UMC. After considering the comprehensive conditions, including ownership interest held and representation on Board of Directors of SIS, etc., the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate. SIS was previously measured at fair value through other comprehensive income and reclassified as investments accounted for under the equity method. UMC’s share of the net fair value of SIS’s identifiable assets and liabilities was in excess of the fair value of the previously held investment in SIS at the acquisition date, and the difference was recognized as bargain purchase gain. Cumulative fair value change that was previously recognized in other comprehensive loss up to reclassification date was reclassified to retained earnings in the current period.

Note B:
Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that UMC obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note C:
Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that UMC obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors. On January 6, 2023, UNIMICRON issued new shares to merge with SUBTRON TECHNOLOGY CO., LTD. (SUBTRON) through share conversion. The share conversion ratio was 1 common share of SUBTRON to exchange 0.219 common shares of UNIMICRON. The 23 million shares of SUBTRON held by the Company were exchanged to 5 million common shares newly issued by UNIMICRON.

Note D:
When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

Note E:
TRIKNIGHT executed a capital reduction and refunded NT$400 million and NT$560 million based on UMC’s stockholding percentage in June and December 2023, respectively. UMC’s stockholding percentage remains unchanged.

Note F:	HSUN CHIEH executed a capital reduction and refunded NT$343 million based on UMC’s stockholding percentage in April 2023. UMC’s stockholding percentage remains unchanged.

Note G:	The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.
The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$15,147 million and NT$18,008 million, as of December 31, 2022 and 2023, respectively. The fair value of these investments were NT$28,416 million and NT$53,726 million as of December 31, 2022 and 2023, respectively.
Although the Company is the largest shareholder of some associates, after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but ha
s significant influence over the aforementioned associates.
None of the aforementioned associates were pledged.

b.	Financial information of associates:
There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2021, 2022 and 2023 were NT$(30) million, NT$103 million and NT$(3) million, respectively, which were not included in the following table.
The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Profit from continuing operations	$5,193,495	$1,626,103	$4,307,614
Other comprehensive income (loss)	2,965,202	(1,706,960)	1,540,436

Total comprehensive income (loss)	$8,158,697	$(80,857)	$5,848,050

(8)	Property, Plant and Equipment

a.	2022
Assets Used by the Company:
Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2022	$1,491,343	$36,827,480	$897,806,699	$55,959	$7,305,174	$61,282	$22,856,033	$966,403,970
Additions	—	325,943	—	—	—	—	72,270,938	72,596,881
Disposals	—	(69,897)	(6,391,003)	—	(27,782)	(2,414)	(69,640)	(6,560,736)
Transfers and reclassifications	—	219,666	46,548,734	8,154	730,317	421	(39,772,778)	7,734,514
Exchange effect	(21,127)	294,577	15,855,258	810	54,284	3,786	79,390	16,266,978

As of December 31, 2022	$1,470,216	$37,597,769	$953,819,688	$64,923	$8,061,993	$63,075	$55,363,943	$1,056,441,607

Accumulated Depreciation and Impairment:
	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2022	$—	$21,184,969	$810,904,881	$47,108	$6,222,383	$55,125	$—	$838,414,466
Depreciation	—	1,443,545	38,565,229	3,946	456,017	2,816	—	40,471,553
Disposals	—	(69,489)	(6,331,532)	—	(27,421)	(2,404)	—	(6,430,846)
Transfers and reclassifications	—	161	(4,913)	—	(176)	—	—	(4,928)
Exchange effect	—	172,320	14,604,120	543	46,714	3,846	—	14,827,543

As of December 31, 2022	$—	$22,731,506	$857,737,785	$51,597	$6,697,517	$59,383	$—	$887,277,788

Net carrying amount:
As of December 31, 2022	$1,470,216	$14,866,263	$96,081,903	$13,326	$1,364,476	$3,692	$55,363,943	$169,163,819

Assets Subject to Operating Leases:
Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2022	$549,010	$2,422,389	$—	$1,312,703	$4,284,102
Disposals	—	—	—	(660)	(660)
Transfers and reclassifications	—	(1,226)	6,345	15,562	20,681
Exchange effect	(3,223)	22,084	—	6,686	25,547

As of December 31, 2022	$545,787	$2,443,247	$6,345	$1,334,291	$4,329,670

Accumulated Depreciation and Impairment:
	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2022	$—	$1,095,113	$—	$1,236,790	$2,331,903
Depreciation	—	94,644	—	60,229	154,873
Disposals	—	—	—	(660)	(660)
Transfers and reclassifications	—	(161)	6,345	211	6,395
Exchange effect	—	13,216	—	5,696	18,912

As of December 31, 2022	$—	$1,202,812	$6,345	$1,302,266	$2,511,423

Net carrying amount:
As of December 31, 2022	$545,787	$1,240,435	$—	$32,025	$1,818,247

b.	2023
Assets Used by the Company:
Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2023	$1,470,216	$37,597,769	$953,819,688	$64,923	$8,061,993	$63,075	$55,363,943	$1,056,441,607
Additions	—	223,177	—	—	—	—	82,213,765	82,436,942
Disposals	—	(12,160)	(6,475,636)	—	(112,396)	—	(33,581)	(6,633,773)
Transfers a nd reclassifications	—	902,122	77,170,979	7,104	953,582	3,379	(54,194,544)	24,842,622
Exchange effect	(39,878)	(341,045)	(3,016,210)	(315)	(29,711)	(631)	(990,932)	(4,418,722)

As of December 31, 2023	$1,430,338	$38,369,863	$1,021,498,821	$71,712	$8,873,468	$65,823	$82,358,651	$1,152,668,676

Accumulated Depreciation and Impairment:
	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2023	$—	$22,731,506	$857,737,785	$51,597	$6,697,517	$59,383	$—	$887,277,788
Depreciation	—	1,416,727	35,031,869	4,924	490,468	4,149	—	36,948,137
Disposals	—	(12,160)	(6,468,067)	—	(112,330)	—	—	(6,592,557)
Exchange effect	—	(107,933)	(2,212,913)	(264)	(19,642)	(494)	—	(2,341,246)

As of December 31, 2023	$—	$24,028,140	$884,088,674	$56,257	$7,056,013	$63,038	$—	$915,292,122

Net carrying amount:
As of December 31, 2023	$1,430,338	$14,341,723	$137,410,147	$15,455	$1,817,455	$2,785	$82,358,651	$237,376,554

Assets Subject to Operating Leases:
Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2023	$545,787	$2,443,247	$6,345	$1,334,291	$4,329,670
Transfers and reclassifications	—	—	—	54,469	54,469
Exchange effect	(6,084)	(2,330)	—	(3,020)	(11,434)

As of December 31, 2023	$539,703	$2,440,917	$6,345	$1,385,740	$4,372,705

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2023	$—	$1,202,812	$6,345	$1,302,266	$2,511,423
Depreciation	—	94,944	—	23,395	118,339
Exchange effect	—	(688)	—	(3,063)	(3,751)

As of December 31, 2023	$—	$1,297,068	$6,345	$1,322,598	$2,626,011

Net carrying amount:
As of December 31, 2023	$539,703	$1,143,849	$—	$63,142	$1,746,694

c.	Details of interest expense capitalized were as follows:

	For the years ended December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Interest expense capitalized	$1,661	$9,355

Interest rates applied	1.44% - 1.61%	1.48% - 1.65%

d.	Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases
The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 31 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Land (including land use right)	$5,714,166	$5,318,986
Buildings	124,420	156,483
Machinery and equipment	1,748,244	1,506,824
Transportation equipment	21,485	16,356
Other equipment	3,676	1,706

Net	$7,611,991	$7,000,355

	For the years ended December 31,
	2022	2023
	NT$	NT$
Depreciation	(In Thousands)	(In Thousands)
Land (including land use right)	$359,007	$377,593
Buildings	119,641	93,610
Machinery and equipment	206,445	203,606
Transportation equipment	12,287	13,267
Other equipment	4,568	3,004

Total	$701,948	$691,080

i.	For the years ended December 31, 2022 and 2023, the Company’s addition to right-of-use assets amounted to NT$1,130 million and NT$206 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Current	$537,314	$514,324
Non-current	5,199,781	4,878,863

Total	$5,737,095	$5,393,187

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.	The Company as a lessor
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

(10)	Intangible Assets
2022
Cost
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2022	$15,012	$4,845,037	$4,491,164	$3,348,071	$12,699,284
Additions	—	2,713,534	—	480,880	3,194,414
Write-off	—	(1,857,289)	(1,344,682)	(869,940)	(4,071,911)
Reclassifications	—	(10,721)	—	—	(10,721)
Exchange effect	—	(20,774)	275,950	(5,027)	250,149

As of December 31, 2022	$15,012	$5,669,787	$3,422,432	$2,953,984	$12,061,215

Accumulated Amortization and Impairment
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2022	$7,398	$2,913,824	$3,324,667	$2,808,462	$9,054,351
Amortization	—	1,656,765	475,870	556,965	2,689,600
Write-off	—	(1,857,289)	(1,344,682)	(869,940)	(4,071,911)
Exchange effect	—	(23,903)	141,658	(3,780)	113,975

As of December 31, 2022	$7,398	$2,689,397	$2,597,513	$2,491,707	$7,786,015

Net carrying amount:
As of December 31, 2022	$7,614	$2,980,390	$824,919	$462,277	$4,275,200

2023
Cost
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2023	$15,012	$5,669,787	$3,422,432	$2,953,984	$12,061,215
Additions	—	1,399,699	346,896	999,510	2,746,105
Write-off	—	(1,498,642)	(1,826,383)	(632,860)	(3,957,885)
Reclassifications	—	(5,855)	—	—	(5,855)
Exchange effect	—	(98,912)	(169,404)	(9,993)	(278,309)

As of December 31, 2023	$15,012	$5,466,077	$1,773,541	$3,310,641	$10,565,271

Accumulated Amortization and Impairment
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2023	$7,398	$2,689,397	$2,597,513	$2,491,707	$7,786,015
Amortization	—	1,741,898	277,768	535,944	2,555,610
Write-off	—	(1,498,642)	(1,826,383)	(632,860)	(3,957,885)
Exchange effect	—	(41,822)	(139,933)	(9,269)	(191,024)

As of December 31, 2023	$7,398	$2,890,831	$908,965	$2,385,522	$6,192,716

Net carrying amount:
As of December 31, 2023	$7,614	$2,575,246	$864,576	$925,119	$4,372,555

The amortization amounts of intangible assets were as follows:

	For the years ended December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Operating costs	$1,329,850	$1,144,960

Operating expenses	$1,359,750	$1,410,650

(11)	Short-Term Loans

	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured bank loans	$—	$13,530,000

	As of December 31,
	2022	2023
Interest rates applied	—	1.69% - 2.65%

(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Embedded derivatives in exchangeable bonds	$438,397	$1,019,362

(13)	Bonds Payable

	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured domestic bonds payable	$23,100,000	$33,100,000
Unsecured exchangeable bonds payable	5,757,373	5,757,373
Less: Discounts on bonds payable	(672,686)	(498,021)

Total	28,184,687	38,359,352
Less: Current or exchangeable portion due within one year	(5,101,591)	(13,779,701)

Net	$23,083,096	$24,579,651

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest was paid annually and the principal was fully repaid in March 2022.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest was paid annually and the principal was fully repaid in October 2022.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (Green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.
Five-year (Green bond)	In mid-September 2023	NT$10,000 million	1.62%	Interest will be paid annually and the principal will be repayable in September 2028 upon maturity.

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
per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK on the TWSE, converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange at the time of redemption for payment in USD.

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

(iii)
Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$533.8 per NOVATEK common share on December 31, 2023.

v.	Redemption on the Maturity Date:
The
bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder,

(ii)	The bondholders shall have exercised the exchange right before maturity, or

(iii)	The bonds shall have been redeemed or repurchased by UMC and cancelled.
For the years ended December 31, 2022 and 2023, UMC has repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling US$187.1 million and nil with derecognition of the related derivative financial liabilities, respectively. The difference between the repurchased amount and the carrying amount recognized in non-operating
other gains and losses was immaterial.

(14)	Long-Term Loans

a.	Details of long-term loans as of December 31, 2022 and 2023 were as follows:

	As of December 31,
Lenders	2022	2023	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Secured Long-Term Loan from Mega International Commercial Bank (1)	$9,732	$4,866	Repayable quarterly from October 24, 2019 to October 24, 2024 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (2)	18,000	13,765	Repayable quarterly from February 23, 2022 to February 22, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (3)	60,500	46,265	Repayable quarterly from December 22, 2022 to February 23, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	35,676	23,784	Repayable quarterly from October 19, 2015 to October 19, 2025 with monthly interest payments. Interest-only payment for the first year.

	As of December 31,
Lenders	2022	2023	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	4,375	—	Repayable monthly from May 31, 2019 to May 31, 2023 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	32,000	20,000	Repayable monthly from August 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	16,552	10,345	Repayable monthly from October 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	84,166	58,916	Repayable monthly from April 15, 2021 to April 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	—	34,400	Repayable quarterly from December 28, 2023 to December 28, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Syndicated Loans from China Development Bank and 6 others (1)	1,915,577	—	Repayable semi-annually from October 20, 2016 to October 19, 2024 with semi-annually interest payments. Interest-only payment for the first and the second year.
Secured Syndicated Loans from China Development Bank and 6 others (2)	12,415,200	11,766,832	Repayable semi-annually from March 19, 2021 to March 18, 2031 with semi-annually interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from First Commercial Bank	47,000	35,668	Repayable monthly from December 2, 2021 to December 2, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from KGI Bank	21,000	21,000	Settlement due on December 25, 2026 with monthly interest payments.
Secured Long-Term Loan from Shanghai Commercial Bank (1)	22,200	16,650	Repayable monthly from January 19, 2022 to December 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (2)	—	4,980	Repayable quarterly from March 23, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (3)	—	45,000	Repayable quarterly from June 6, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from CTBC Bank	—	131,750	Repayable semi-annually from September 25, 2023 to September 25, 2028 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Long-Term Loan from Bank of China	1,797,364	1,515,790	Repayable semi-annually from June 24, 2023 to June 24, 2026 with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	2,000,000	1,333,333	Repayable quarterly from March 24, 2023 to December 24, 2025 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (1) (Note A)	300,000	—	Settlement due on February 25, 2026 with monthly interest payments.

F-
6
0

	As of December 31,
Lenders	2022	2023	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured Revolving Loan from First Commercial Bank (2) (Note A)	300,000	—	Settlement due on March 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (3) (Note A)	200,000	—	Settlement due on June 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (4) (Note B)	—	800,000	Settlement due on July 13, 2028 with monthly interest payments.
Unsecured Revolving Loan from Yuanta Commercial Bank (Note C)	—	3,000,000	Repayable annually from March 2, 2023 to March 2, 2026 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note D)	—	4,000,000	Settlement due on July 20, 2025 with monthly interest payments.

Subtotal	19,279,342	22,883,344
Less: Current portion	(2,485,053)	(2,227,096)

Total	$16,794,289	$20,656,248

	As of December 31,
	2022	2023
Interest rates applied	1.48% - 5.62%	1.67% - 6.56%

Note A:
First Commercial Bank approved the
1-year
credit loan on April 14, 2022, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to April 13, 2023. As of December 31, 2022, the unused line of credit was NT$1.2 billion.

Note B:
First Commercial Bank approved the
1-year
credit loan on April 25, 2023, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to April 24, 2024. As of December 31, 2023, the unused line of credit was NT$1.2 billion.

Note C:
UMC entered into a
5-year
loan agreement with Yuanta Commercial Bank, effective from March 3, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. This line of credit will be reduced starting from the end of the second year after the contract date and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is March 2, 2026. As of December 31, 2022 and 2023, the unused line of credit were NT$4 billion and nil, respectively.

Note D:
UMC entered into a
5-year
loan agreement with CTBC Bank, effective from December 24, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. The expiration date of the agreement is July 20, 2025. As of December 31, 2022 and 2023, the unused line of credit were NT$4 billion and nil, respectively.

F-
6
1

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

c.
In 2016, HJ resolved to provide endorsement for USCXM’s syndicated loan from banks including China Development Bank. The maximum amount of endorsement for the years ended December 31, 2022 and 2023 were NT$7,547 million and NT$2,934 million, respectively. As of December 31, 2022 and 2023, the actual amount provided were NT$2,407 million and NT$1,686 million, respectively.

d.
In 2017, UMC resolved to provide endorsement for USCXM’s syndicated loan from banks including China Development Bank. The maximum amount of endorsement for the years ended December 31, 2022 and 2023 were NT$17,876 million and NT$10,351 million, respectively. As of December 31, 2022 and 2023, the actual amount provided were NT$7,878 million and NT$9,946 million, respectively.

(15)	Post-Employment Benefits

a.	Defined contribution plan
The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$1,636 million, NT$1,880 million and NT$1,655 million were contributed by the Company for the years ended December 31, 2021, 2022 and 2023, respectively.

b.	Defined benefit plan
The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. For the years ended December 31, 2021, 2022 and 2023, total pension expenses of NT$23 million, NT$34 million and NT$45 million, respectively, were recognized by the Company.

i.	Movements in present value of defined benefit obligation during the year:

	For the years ended December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Defined benefit obligation at beginning of year	$(5,458,333)	$(5,106,623)
Items recognized as profit or loss:
Service cost	(9,911)	(9,893)
Interest cost	(33,842)	(63,322)

Subtotal	(43,753)	(73,215)

Remeasurements recognized in other comprehensive income (loss):
Arising from changes in financial assumptions	227,790	166,401
Experience adjustments	(56,959)	226,634

Subtotal	170,831	393,035

Benefits paid	224,632	121,305

Defined benefit obligation at end of year	$(5,106,623)	$(4,665,498)

ii.	Movements in fair value of plan assets during the year:

	For the years ended December 31,
	2022	2023
	NT$ (In Thousands)	NT$ (In Thousands)
Beginning balance of fair value of plan assets	$1,581,012	$2,237,221
Items recognized as profit or loss:
Interest income on plan assets	9,802	27,742
Contribution by employer	745,066	307,556
Benefits paid	(224,632)	(121,305)
Remeasurements recognized in other comprehensive income (loss):
Return on plan assets, excluding amounts included in interest income	125,973	9,199

Fair value of plan assets at end of year	$2,237,221	$2,460,413

The actual returns on plan assets of the Company for the years ended December 31, 2022 and 2023 were NT$136 million and NT$37 million, respectively.

iii.	The defined benefit plan recognized on the consolidated balance sheets were as follows:

	As of December 31,
	2022	2023
	NT$ (In Thousands)	NT$ (In Thousands)
Present value of the defined benefit obligation	$(5,106,623)	$(4,665,498)
Fair value of plan assets	2,237,221	2,460,413

Funded status	(2,869,402)	(2,205,085)

Net defined benefit liabilities, noncurrent recognized on the consolidated balance sheets	$(2,869,402)	$(2,205,085)

iv.	The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2022	2023
Cash	20%	21%
Equity instruments	47%	46%
Debt instruments	22%	23%
Others	11%	10%
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
two-year
time deposits.

v.	The principal underlying actuarial assumptions are as follows:

	As of December 31,
	2022	2023
Discount rate	1.24%	1.20%
Rate of future salary increase	4.25%	3.50%

vi.	Expected future benefit payments are as follows:

Year	As of December 31, 2023
NT$ (In Thousands)
2024	$596,934
2025	529,837
2026	486,833
2027	465,919
2028	434,293
2029 and thereafter	2,511,716

Total	$5,025,532

The Company expects to make pension fund contribution of NT$700 million in 2024. The weighted-average durations of the defined benefit obligation were 7 years and 6 years as of December 31, 2022 and 2023, respectively.

vii.	Sensitivity analysis:

As of December 31, 2022
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Decrease (increase) in defined benefit obligation	$172,801	$(182,478)	$(151,050)	$145,000

As of December 31, 2023
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Decrease (increase) in defined benefit obligation	$137,615	$(144,683)	$(117,784)	$113,478

The sensitivity analyses above
have
been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(16)	Deferred Government Grants

	As of December 31,
	2022	2023
	NT$ (In Thousands)	NT$ (In Thousands)
Beginning balance	$8,543,798	$4,677,444
Arising during the period	174,352	591,086
Recorded in profit or loss:
Other operating income	(4,164,189)	(2,663,843)
Exchange effect	123,483	(57,665)

Ending balance	$4,677,444	$2,547,022

Current (classified under other current liabilities)	$2,681,842	$717,457
Non-current (classified under other noncurrent liabilities)	1,995,602	1,829,565

Total	$4,677,444	$2,547,022

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(17)	Refund Liabilities (classified under other current liabilities)

	As of December 31,
	2022	2023
	NT$ (In Thousands)	NT$ (In Thousands)
Refund liabilities	$1,139,227	$3,033,576

(18)	Provisions

	As of December 31,
	2022	2023
	NT$ (In Thousands)	NT$ (In Thousands)
Onerous Contracts (classified under other current liabilities)	$469,779	$57,800
Decommissioning Liabilities (classified under other noncurrent liabilities)	366,863	602,433
Total	$836,642	$660,233

	Onerous Contracts	Decommissioning Liabilities
	NT$ (In Thousands)	NT$ (In Thousands)
Balance as of January 1, 2023	$469,779	$366,863
Arising during the period	40,154	191,360
Unused provision reversed	(450,968)	—
Discount rate adjustment and unwinding of discount from the passage of time	—	47,880
Exchange effect	(1,165)	(3,670)

Balance as of December 31, 2023	$57,800	$602,433

When the Company expects that the unavoidable costs of fulfilling the contractual obligations exceed the expected economic benefits from the contracts, the present obligation under the onerous contract are recognized and measured as provisions.
Under certain applicable agreement, the Company is obligated to dismantling and removing the items of property, plant and equipment and restoring the site on which they are located. Accordingly, the Company recognized the liability pursuant to the present value of the estimated decommissioning and restoration cost.

(19)	Equity

a.	Capital stock:

i.
UMC had 26,000 million common shares authorized to be issued as of December 31, 2022 and 2023
,
of which 12,505 million shares and 12,530 million shares were issued as of December 31, 2022 and 2023, respectively, each at a par value of NT$10.

ii.
UMC had 135 million and 121 million ADSs, which were traded on the NYSE as of December 31, 2022 and 2023, respectively. The total number of common shares of UMC represented by all issued ADSs were 674 million shares and 607 million shares as of December 31, 2022 and 2023, respectively. One ADS represents five common shares.

iii.
On December 5, 2022 and December 5, 2023, UMC issued restricted stocks for its employees in a total of 23 million shares and 27 million shares with a par value of NT$10 each, respectively. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv.
For the years ended December 31, 2022 and 2023, UMC has recalled and cancelled 2 million shares and 2 million shares, respectively of unvested restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

b.	Details of UMC’s stock (thousand shares) held by the Company’s associates are as follows:

	As of December 31,
	2022	2023
HSUN CHIEH	441,371	441,371
YANN YUAN	192,963	192,963
SUBTRON, the subsidiary of UNIMICRON (Note A)	—	47
SIS (Note B)	—	266,580

Total	634,334	900,961

Note A:	Beginning from January 2023, SUBTRON becomes an associate of the Company.

Note B:	Beginning from August 2023, SIS becomes an associate of the Company.

c.	Retained earnings and dividend policies:
According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order :

i.	Payment of taxes.

ii.	Making up loss for preceding years.

iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv.	Appropriating or reversing special reserve by government officials or other regulations.

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
The appropriation of earnings for 2022 was approved by the shareholders’ meeting held on May 31, 2023, while the appropriation of earnings for 2023 was proposed by the Board of Directors’ meeting on February 27, 2024. The details of appropriation were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2022	2023	2022	2023
Legal reserve	$8,905,139	$6,255,736
Special reserve	(2,180,156)	(2,734,057)
Cash dividends	45,017,096	37,587,102	$3.60	$3.00

The aforementioned 2022 appropriation approved by shareholders’ meeting was consistent with the resolutions of the Board of Directors’ meeting held on February 22, 2023.
The cash dividend per share for 2022 was adjusted to NT$3.60046348 per share. The adjustment was due to the decrease of outstanding common shares from cancellation of the restricted stock in April 2023.
The appropriation of 2023 unappropriated retained earnings has not yet been approved by the shareholders’ meeting as of the reporting date. Information relevant to the Board of Directors’ meeting resolutions and shareholders’ meeting approval can be obtained from the “Market Observation Post System” on the website of the TWSE.
Please refer to Note 6(22) for information on the employees and directors’ compensation.

d.	Non-controlling interests:

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Balance as of January 1	$113,356	$223,181	$343,679
Impact of retroactive applications	—	(66,089)	—

Adjusted balance as of January 1	113,356	157,092	343,679
Attributable to non-controlling interests:
Net income (loss)	(668,245)	819,960	450,184
Other comprehensive income (loss)	(19)	8	(14)
Share-based payment transactions	—	1,490	5,817
Changes in subsidiaries’ ownership	(11,126)	(1,339)	456
Non-controlling interests	23,430	5,456	4,187
Derecognition of the non-controlling interests	765,785	(638,988)	(463,450)

Ending balance	$223,181	$343,679	$340,859

(20)	Share-Based Payment

a.	Restricted stock plan for employees
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
On May 27, 2022, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of the Company without consideration. The maximum shares to be issued are 50 million common shares. UMC is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within two years from the date of receiving the effective declaration from the competent authority.

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 23 million shares and 27 million shares of restricted stock for employees were issued without consideration on December 5, 2022 and December 5, 2023, respectively. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.
The aforementioned compensation costs for the equity-settled share-based payment issued in 2020 and 2022 were measured at fair value based on the closing quoted market price of the shares on the grant date, NT$21.8, NT$53.0, NT$44.4 and NT$48.9 per share, respectively. The unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the years ended December 31, 2021, 2022 and 2023, the compensation costs of NT$1,520 million, NT$1,352 million and NT$1,025 million, respectively, were recognized in expenses by the Company.

b.	Stock appreciation right plan for employees
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

The compensation cost for the cash-settled share-based payment was measured at fair value initially by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. As of December 31, 2023, the assumptions used are as follows:

	Granted in September 2020	Granted in June 2021
Share price of measurement date (NT$/ per share)	$52.60	$52.60
Expected volatility	23.95%	23.21% - 28.72%
Expected life	0.67 years	0.44 - 1.44 years
Expected dividend yield	6.02%	6.02%
Risk-free interest rate	1.06%	1.06% - 1.08%
For the years ended December 31, 2021, 2022 and 2023, the compensation costs of NT$271 million, NT$210 million and NT$105 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized which were classified under other payables and other noncurrent liabilities amounted to NT$340 million and NT$207 million as of December 31, 2022 and 2023, respectively. The intrinsic value for the liabilities of vested rights was nil.

(21)	Operating Revenues

a.	Disaggregation of revenue

i.	By product

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Wafer	$204,594,399	$265,600,173	$211,750,622
Others	8,416,619	13,105,091	10,782,378

Total	$213,011,018	$278,705,264	$222,533,000

ii.	By geography

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Taiwan	$92,427,670	$105,213,451	$68,360,231
China (includes Hong Kong)	26,949,205	39,641,613	27,545,452
Japan	13,445,127	17,053,279	11,612,866
Korea	17,548,763	25,689,385	30,872,198
USA	46,914,605	67,352,671	59,103,051
Europe	15,708,303	23,711,284	24,932,099
Others	17,345	43,581	107,103

Total	$213,011,018	$278,705,264	$222,533,000

Beginning from 2023, the geographic breakdown of the Company’s operating revenues is based on the location where the Company’s customers are headquartered, and the comparative information in respect of the preceding period is also presented on a consistent basis.

iii.	By the timing of revenue recognition

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
At a point in time	$211,074,982	$276,175,120	$220,283,306
Over time	1,936,036	2,530,144	2,249,694

Total	$213,011,018	$278,705,264	$222,533,000

b.	Contract balances

i.	Contract assets, current

	As of January 1,	As of December 31,
	2022	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Sales of goods and services	$677,326	$766,691	$1,132,477
Less: Loss allowance	(357,705)	(393,373)	(392,949)

Net	$319,621	$373,318	$739,528

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement as disclosed in Note 9(7).

ii.	Contract liabilities

	As of January 1,	As of December 31,
	2022	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Sales of goods and services	$4,083,140	$3,985,003	$3,681,352

Current	$3,441,754	$3,546,815	$3,250,712
Non-current	641,386	438,188	430,640

Total	$4,083,140	$3,985,003	$3,681,352

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.
The Company recognized NT$3,112 million and NT$2,871 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the years ended December 31, 2022 and 2023.

c.
The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$223 million and NT$195 million as of December 31, 2022 and 2023, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer
As of December 31, 2022 and 2023, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$721 million and NT$877 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(22)	Operating Costs and Expenses
The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2021			2022			2023
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$			NT$			NT$
	(In Thousands)			(In Thousands)			(In Thousands)
Employee benefit expenses
Salaries	$23,388,888	$11,806,207	$35,195,095	$30,074,528	$13,928,646	$44,003,174	$26,693,905	$12,002,205	$38,696,110
Labor and health insurance	1,183,315	458,179	1,641,494	1,368,803	471,788	1,840,591	1,502,553	557,543	2,060,096
Pension	1,259,044	399,879	1,658,923	1,489,076	424,752	1,913,828	1,240,577	460,079	1,700,656
Other employee benefit expenses	335,829	144,668	480,497	373,739	165,114	538,853	421,871	196,739	618,610
Depreciation	42,002,745	1,908,719	43,911,464	39,305,321	1,756,609	41,061,930	36,006,021	1,545,067	37,551,088
Amortization	834,384	2,060,558	2,894,942	1,470,912	1,370,422	2,841,334	1,277,920	1,448,561	2,726,481
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
The Company recognized the employees and directors’ compensation in the profit or loss with corresponding other payables during the periods when earned for the years ended December 31, 2021, 2022 and 2023. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2021 and 2022 were reported to the shareholders’ meeting on May 27, 2022 and May 31, 2023, respectively, while the distributions of employees and directors’ compensation for 2023 were approved through the Board of Directors’ meeting on February 27, 2024. The details of distribution were as follows:

	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Employees’ compensation – Cash	$4,770,909	$9,160,485	$5,439,059
Directors’ compensation	25,264	45,000	45,000
The aforementioned employees and directors’ compensation for 2021 and 2022 reported during the shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 24, 2022 and February 22, 2023, respectively.
Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(23)	Net Other Operating Income and Expenses

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Government grants	$5,269,412	$5,058,658	$3,862,001
Rental income from property, plant and equipment	187,166	192,833	202,082
Gain on disposal of property, plant and equipment	143,735	482,983	268,293
Others	(373,482)	(394,827)	(330,050)

Total	$5,226,831	$5,339,647	$4,002,326

(24)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Gain (Loss) on valuation of financial assets and liabilities at fair value through profit or loss	$2,892,470	$(1,247,962)	$(40,553)
Gain (Loss) on disposal of investments accounted for under the equity method	(16,388)	50,553	163,395
Others	(2,009,952)	62,869	100,254

Total	$866,130	$(1,134,540)	$223,096

Others included the
one-time
payment to MICRON TECHNOLOGY, INC. (MICRON) due to the worldwide settle agreement between UMC and MICRON (Please refer to Note 9(7)) and the losses of financial instrument transaction recognized in 2021.

b.	Finance costs

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Interest expenses
Bonds payable	$437,055	$486,079	$444,424
Bank loans	1,285,708	1,100,840	833,548
Lease liabilities	145,187	166,928	179,367
Others	139	31,464	16,390
Financial expenses	94,841	81,018	96,645

Total	$1,962,930	$1,866,329	$1,570,374

(25)	Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2021
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(197,477)	$—	$(197,477)	$39,495	$(157,982)
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	5,811,342	—	5,811,342	(360,061)	5,451,281
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	2,959,130	—	2,959,130	(96,510)	2,862,620
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(4,743,299)	2,283	(4,741,016)	23,175	(4,717,841)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(24,018)	(394)	(24,412)	6,763	(17,649)

Total other comprehensive income (loss)	$3,805,678	$1,889	$3,807,567	$(387,138)	$3,420,429

	For the year ended December 31, 2022
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$296,804	$—	$296,804	$(59,361)	$237,443
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	(4,646,064)	—	(4,646,064)	(71,121)	(4,717,185)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(1,694,965)	—	(1,694,965)	123,483	(1,571,482)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	9,292,308	—	9,292,308	883,238	10,175,546
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	91,442	—	91,442	(23,672)	67,770

Total other comprehensive income (loss)	$3,339,525	$—	$3,339,525	$852,567	$4,192,092

	For the year ended December 31, 2023
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$402,234	$—	$402,234	$(80,447)	$321,787
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	5,530,359	—	5,530,359	(243,057)	5,287,302
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,610,116	—	1,610,116	(90,891)	1,519,225
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(2,386,278)	—	(2,386,278)	386,660	(1,999,618)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(73,005)	(1,413)	(74,418)	3,768	(70,650)

Total other comprehensive income (loss)	$5,083,426	$(1,413)	$5,082,013	$(23,967)	$5,058,046

(26)	Income Tax

a.	The major components of income tax expense (benefit) for the years ended December 31, 2021, 2022 and 2023 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Current income tax expense (benefit):
Current income tax charge	$7,088,975	$17,582,039	$6,426,598
Adjustments in respect of current income tax of prior periods	(150,260)	(585,941)	(217,891)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	407,280	2,276,015	2,239,309
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	723,270	60,178	—
Adjustment of prior year’s deferred income tax	(130,841)	8,611	(120,230)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(20,172)	(14,007)	(16,516)

Income tax expense recorded in profit or loss	$7,918,252	$19,326,895	$8,311,270

ii.	Deferred income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Remeasurements of defined benefit pension plans	$39,495	$(59,361)	$(80,447)
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	(360,061)	(71,121)	(243,057)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(96,510)	123,483	(90,891)

Income tax related to items that will not be reclassified subsequently to profit or loss	$(417,076)	$(6,999)	$(414,395)

(ii) Items that may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Exchange differences on translation of foreign operations	$23,175	$883,238	$386,660
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	6,763	(23,672)	3,768

Income tax related to items that may be reclassified subsequently to profit or loss	$29,938	$859,566	$390,428

iii. Income tax charged directly to equity

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Current income tax expense (benefit):
Disposal of parent company’s stock by subsidiary recognized as treasury stock transactions	$(203)	$—	$—
Deferred income tax expense (benefit):
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	22	(2,720)	(1,117)

Income tax charged directly to equity	$(181)	$(2,720)	$(1,117)

b.	A reconciliation between income tax expense (benefit) and income before tax at UMC’s applicable tax rate were as follows:

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Income before tax	$58,496,432	$109,625,660	$68,450,404

At UMC’s statutory income tax rate	11,699,286	21,925,132	13,690,081
Adjustments in respect of current income tax of prior periods	(150,260)	(585,941)	(217,891)
Net changes in loss carry-forward and investment tax credits	(845,267)	(465,152)	(2,179,234)
Adjustment of deferred tax assets/liabilities for write-downs/reversals and different jurisdictional tax rates	183,123	(281,319)	211,639
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(3,258,695)	(4,384,566)	(1,428,035)
Investment loss (gain)	(1,388,877)	1,827,822	(755,800)
Dividend income	(171,725)	(423,027)	(323,182)
Others	6,463	(340,745)	(145,520)
Basic tax	—	—	43,506
Estimated income tax on unappropriated earnings	1,558,031	1,247,910	(1,160,324)
Effect of different tax rates applicable to UMC and its subsidiaries	116,174	605,929	234,510
Taxes withheld in other jurisdictions	43,443	35,979	38,346
Others	126,556	164,873	303,174

Income tax expense recorded in profit or loss	$7,918,252	$19,326,895	$8,311,270

c.	Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Deferred income tax assets
Depreciation	$2,056,568	$2,396,554
Pension	569,193	436,129
Refund liabilities	138,617	306,408
Allowance for inventory valuation losses	507,621	682,909
Investment loss	474,405	314,427
Unrealized profit on intercompany sales	906,793	689,124
Others	573,039	304,860

Total deferred income tax assets	5,226,236	5,130,411

Deferred income tax liabilities
Depreciation	(70,133)	(2,085,916)
Investment gain	(2,648,989)	(2,888,534)
Amortizable assets	(298,451)	(283,405)
Others	(544,863)	(374,109)

Total deferred income tax liabilities	(3,562,436)	(5,631,964)

Net deferred income tax assets (liabilities)	$1,663,800	$(501,553)

d.	Movement of deferred tax

	For the years ended December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Balance as of January 1	$3,154,352	$1,663,800
Amounts recognized in profit or loss during the period	(2,330,797)	(2,102,563)
Amounts recognized in other comprehensive income (loss)	852,567	(23,967)
Amounts recognized in equity	(2,720)	(1,117)
Exchange adjustments	(9,602)	(37,706)

Balance as of December 31	$1,663,800	$(501,553)

e.
The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2023, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2021, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012.

f.
UMC’s branch in Singapore obtained two tax incentives granted by the Singapore government for a period of five years from August 2020. The qualifying incomes are either tax-exempt
or taxed at concessionary tax rate. The incentive period will end in July 2025.

g.	The information of the unused tax loss carry-forward for which no deferred income tax assets have been recognized were as follows:

	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Expiry period
1-5 years	$35,263,925	$15,395,514
6-10 years	1,995,256	22,128,180

Total	$37,259,181	$37,523,694

h.	As of December 31, 2022 and 2023, deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$3,001 million and NT$3,410 million, respectively.

i.
As of December 31, 2022 and 2023, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$21,658 million and NT$20,389 million, respectively.

j.
USJC, UMC KOREA and UME BV, the subsidiaries of UMC, are operating in jurisdictions where the Pillar Two legislation has been enacted or substantively enacted.

However, the Pillar Two legislation is not yet implemented in the aforementioned jurisdictions as of December 31, 2023; therefore, the Company is not exposed to the income tax arising from the legislation for the year ended December 31, 2023. The average effective tax rate calculated in accordance with IAS 12 in the jurisdictions where USJC, UMC KOREA and UME BV operate is 27.70%, 3.55% and 20.12%, respectively, which is applicable to the accounting profits of NT$3,408 million, NT$2 million and NT$10 million, respectively, for the year ended December 31, 2023.

F-8
6

(27)	Earnings Per Share

a.	Earnings per share-basic

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$51,246,425	$89,478,805	$59,688,950

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,005,126	12,095,312	12,137,954

Earnings per share-basic (NTD)	$4.27	$7.40	$4.92

b.	Earnings per share-diluted

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$51,246,425	$89,478,805	$59,688,950

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,005,126	12,095,312	12,137,954
Effect of dilution
Restricted stocks for employees	159,478	156,098	114,974
Employees’ compensation	80,243	238,242	129,196

Weighted-average number of ordinary shares after dilution (thousand shares)	12,244,847	12,489,652	12,382,124

Earnings per share-diluted (NTD)	$4.19	$7.16	$4.82

(28)	Reconciliation of Liabilities Arising from Financing Activities
For the year ended December 31, 2021

			Non-cash changes
Items	As of January 1, 2021	Cash Flows	Foreign exchange	Others (Note A)		As of December 31, 2021
	NT$	NT$	NT$	NT$		NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)		(In Thousands)
Short-term loans	$11,057,132	$(8,974,216)	$(158,792)	$—		$1,924,124
Long-term loans (current portion included)	33,066,106	4,088,537	(529,736)	—		36,624,907
Bonds payable (current portion included)	18,690,384	23,703,692	—	(1,857,418 (Note B	) )	40,536,658
Guarantee deposits (current portion included)	235,992	14,219,408	(85,631)	—		14,369,769 (Note C	)
Lease liabilities	5,576,864	(699,680)	(144,419)	335,989		5,068,754
Other financial liabilities (Note D)	20,746,624	—	(163,387)	382,972		20,966,209
For the year ended December 31, 2022

			Non-cash changes
Items	As of January 1, 2022	Cash Flows	Foreign exchange	Others (Note A)		As of December 31, 2022
	NT$	NT$	NT$	NT$		NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)		(In Thousands)
Short-term loans	$1,924,124	$(1,965,684)	$41,560	$—		$—
Long-term loans (current portion included)	36,624,907	(18,816,259)	1,470,694	—		19,279,342
Bonds payable (current portion included)	40,536,658	(13,305,050)	—	953,079 (Note B	)	28,184,687
Guarantee deposits (current portion included)	14,369,769	14,984,941	1,402,291	—		30,757,001 (Note C	)
Lease liabilities	5,068,754	(712,854)	153,406	1,227,789 (Note E	)	5,737,095
Other financial liabilities (Note D)	20,966,209	—	306,902	176,376		21,449,487

For the year ended December 31, 2023

			Non-cash changes
Items	As of January 1, 2023	Cash Flows	Foreign exchange	Others (Note A)		As of December 31, 2023
	NT$	NT$	NT$	NT$		NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)		(In Thousands)
Short-term loans	$—	$13,530,000	$—	$—		$13,530,000
Long-term loans (current portion included)	19,279,342	3,857,704	(253,702)	—		22,883,344
Bonds payable (current portion included)	28,184,687	9,989,245	—	185,420 (Note B	)	38,359,352
Guarantee deposits (current portion included)	30,757,001	10,423,345	419,040	—		41,599,386 (Note C	)
Lease liabilities	5,737,095	(666,439)	(24,106)	346,637		5,393,187
Other financial liabilities (Note D)	21,449,487	(21,209,443)	(330,783)	90,739		—
Note A: Other
non-cash
changes mainly consisted of discount amortization measured by the effective interest method.
Note B: Please refer to Note 6(13) for the Company’s exchangeable bonds.
Note C: Guarantee deposits mainly consisted of deposits of capacity reservation.
Note D: Please refer to Note 9(6) for more details on other financial liabilities.
Note E: Mainly due to the increase in land lease.

7.	SIGNIFICANT RELATED PARTY TRANSACTIONS

a.	Significant intercompany transactions between consolidated entities were as follows:
For the year ended December 31, 2021

Entity	Counterparty	Transactions (Note A)
		Account	Amount		Terms (Note B)

			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$48,440,369		Net 60 days
UMC	UMC-USA	Accounts receivable	6,286,428		—
UMC	USCXM	Sales	1,222,320 (Note C	)	Net 30 days
UMC	USCXM	Accounts receivable	29,012		—
UMC	UDS	Sales	178,331		Net 30 days
UMC	UDS	Accounts receivable	18,818		—
USJC	UMC-USA	Sales	2,917,993		Net 60 days
USJC	UMC-USA	Accounts receivable	428,363		—
USCXM	UMC-USA	Sales	1,444,736		Net 60 days
USCXM	UMC-USA	Accounts receivable	221,375		—
WAVETEK	UMC-USA	Sales	545,785		Net 60 days
WAVETEK	UMC-USA	Accounts receivable	126,580		—
WAVETEK	UMC	Sales	110,620		Month-end 30 days
HJ	UMC-USA	Sales	366,968		Net 60 days
HJ	UMC-USA	Accounts receivable	60,147		—

For the year ended December 31, 2022

Entity	Counterparty	Transactions (Note A)
		Account	Amount		Terms (Note B)

			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$68,554,072		Net 60 days
UMC	UMC-USA	Accounts receivable	9,502,922		—
UMC	USCXM	Sales	1,143,280 (Note C	)	Net 30 days
UMC	USCXM	Accounts receivable	16,774		—
UMC	UDS	Sales	656,472		Net 30 days
UMC	UDS	Accounts receivable	6,734		—
UMC	USJC	Sales	164,855		Net 60 days
UMC	USJC	Accounts receivable	151,430		—
USJC	UMC-USA	Sales	4,272,900		Net 60 days
USJC	UMC-USA	Accounts receivable	744,082		—
USCXM	UMC-USA	Sales	1,565,670		Net 60 days
USCXM	UMC-USA	Accounts receivable	310,431		—
USCXM	UMC	Sales	1,035,407		Net 30 days - Net 45 days
USCXM	UMC	Accounts receivable	173		—
USCXM	UDS	Sales	148,259		Month-end 30 days
USCXM	UDS	Accounts receivable	171		—
WAVETEK	UMC-USA	Sales	716,357		Net 60 days
WAVETEK	UMC-USA	Accounts receivable	81,819		—
WAVETEK	UMC	Sales	124,178		Month-end 30 days
HJ	UMC-USA	Sales	551,913		Net 60 days
HJ	UMC-USA	Accounts receivable	147,265		—
HJ	UDS	Sales	311,972		Month-end 30 days
HJ	UDS	Accounts receivable	9,500		—

For the year ended December 31, 2023

Entity	Counterparty	Transactions (Note A)
		Account	Amount		Terms (Note B)

			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$61,923,652		Net 60 days
UMC	UMC-USA	Accounts receivable	5,827,800		—
UMC	USCXM	Sales	1,127,275 (Note C	)	Net 30 days
UMC	USCXM	Accounts receivable	11,688		—
UMC	UDS	Sales	364,948		Net 30 days
UMC	UDS	Accounts receivable	10,800		—
USJC	UMC-USA	Sales	3,487,292		Net 60 days
USJC	UMC-USA	Accounts receivable	342,835		—
USCXM	UMC-USA	Sales	1,208,630		Net 60 days
USCXM	UMC-USA	Accounts receivable	17,816		—
USCXM	UMC	Sales	134,303		Net 30 days - Net 45 days
USCXM	UDS	Sales	286,087		Month-end 30 days
USCXM	UDS	Accounts receivable	362		—
WAVETEK	UMC-USA	Sales	505,806		Net 60 days
WAVETEK	UMC-USA	Accounts receivable	53,916		—
HJ	UMC-USA	Sales	384,067		Net 60 days
HJ	UMC-USA	Accounts receivable	43,863		—
HJ	UDS	Sales	159,523		Month-end 30 days
HJ	UDS	Accounts receivable	2,696		—

Note A:	The significant intercompany transactions listed above include downstream and upstream transactions.

Note B:	The sales price to the above related parties was determined through mutual agreement in reference to market conditions.

Note C:	UMC authorized technology licenses to its subsidiary, USCXM, in the amount of US$0.35 billion, which was recognized as deferred revenue to be realized over time.

b.	Significant transactions between the Company and other related parties were as follows:

(i)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP.	Associate (Note)
PHOTRONICS DNP MASK CORPORATION	Other related party
XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.	Directors and supervisors of subsidiaries
FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP	Directors of subsidiaries
Note: Prior to August 2023, SIS held one board seat on UMC’s Board of Directors. Therefore, SIS was classified as other related party. Beginning from August 2023, the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate. Please refer to Note 6(7) for the relevant information.

(ii)	Operating revenues

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Associates	$2,778,544	$5,744,098	$3,018,171
Other related party	38,797	40,474	4,463

Total	$2,817,341	$5,784,572	$3,022,634

(iii)	Accounts receivable, net

	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Associates
FARADAY TECHNOLOGY CORP. and its Subsidiaries
FARADAY TECHNOLOGY CORP.	$441,963	$302,828
ARTERY TECHNOLOGY CORPORATION, LTD.	56,864	40,886
Others	30,698	3,602
Other associates	—	648
Other related party	1,052	—

Total	$530,577	$347,964

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end
30
-
60
days, while the collection periods for overseas sales were
month-end
30
-
60
days.

(iv)	Refund liabilities (classified under other current liabilities)

	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Associates	$1,545	$636
Other related party	7	—

Total	$1,552	$636

(v)	Significant asset transactions
Acquisition of financial assets at fair value through profit or loss, noncurrent
For the year ended December 31, 2021:

	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)
Associates	82	Stock of ARTERY TECHNOLOGY CORPORATION	$13,929

For the years ended December 31, 2022 and 2023: None.
Acquisition of subsidiaries’ ownership
For the years ended December 31, 2021 and 2022: None.
For the year ended December 31, 2023:

	Trading Capital Amount	Transaction underlying	Purchase price
	RMB¥		NT$
	(In Thousands)		(In Thousands)
XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.	3,741,862	Ownership of USCXM	$17,945,970
FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP	674,762	Ownership of USCXM	3,263,473

Total	4,416,624		$21,209,443

Please refer to Note 9(6) for the relevant information.
Acquisition of investments accounted for under the equity method
For the years ended December 31, 2021 and 2022: None.
For the year ended December 31, 2023:

	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)
Associates	4,945	Stock of UNIMICRON	$608,224

Please refer to Note 6(7) for the relevant information.
Acquisition of intangible assets

	Purchase price
	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
FARADAY TECHNOLOGY CORP.	$181,254	$266,053	$323,551

(vi) Others

Mask expenditure
	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Other related party	$1,861,438	$2,581,409	$2,375,225

Other payables of mask expenditure

	As of December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Other related party	$560,042	$812,185	$751,763

c.	Key management personnel compensation

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Short-term employee benefits	$562,117	$2,047,118	$1,462,964
Post-employment benefits	2,322	2,782	2,732
Share-based payment	1,035,401	719,786	500,391
Others	578	649	618

Total	$1,600,418	$2,770,335	$1,966,705

8.	ASSETS PLEDGED AS COLLATERAL
The following table lists assets of the Company pledged as collateral:

	As of December 31,
	2022	2023	Party to which asset(s) was pledged	Purpose of pledge
	NT$	NT$
	(In Thousands)	(In Thousands)
Refundable Deposits (Time deposit)	$812,248	$813,289	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	236,587	236,556	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	29,371	18,647	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	64,950	64,950	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	8,118	8,118	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	34,100	36,970	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,043,840	1,006,852	Bank of China and Agricultural Bank of China	Bank performance guarantee
Refundable Deposits (Time deposit)	459,750	459,900	CTBC Bank Singapore Branch	Collateral for letter of credit
Buildings	4,828,597	4,487,730	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	14,066,044	6,627,761	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI Bank, First Commercial Bank, Shanghai Commercial Bank, CTBC Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Transportation equipment	592	—	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Furniture and fixtures	46,823	—	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	278,230	266,650	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans

Total	$21,909,250	$14,027,423

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of December 31, 2023, amounts available under unused letters of credit were NT$33.2 billion.

(2)
As of December 31, 2023, the Company entrusted financial institutions to open performance guarantee, mainly related to the litigations, electricity supply and customs tax guarantee, amounting to NT$2.2 billion.

(3)
The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$3.8 billion. As of December 31, 2023, the portion of royalties and development fees not yet recognized was NT$1.2 billion.

(4)
The Company entered into several construction contracts for the expansion of its operations. As of December 31, 2023, these construction contracts amounted to approximately NT$70.6 billion and the portion of the contracts not yet recognized was approximately NT$38.4 billion.

(5)	The Company entered into several wafer fabrication contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)
The Board of Directors of UMC resolved in October 2014 to participate in a
3-way
agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. The Company obtained R.O.C. government authority’s approval for the investment and invested RMB¥8.3 billion in USCXM in instalments from January 2015 to September 2018, according to the agreement that the Company obtained the ability to exercise control. Furthermore, based on the agreement, the Company repurchases from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB¥4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors. Accordingly, the Company recognizes non-controlling
interests as required by IFRS 10 during the reporting period. At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling
interests. Any difference between the financial liability and the non-controlling
interests balance is recognized in equity.

On April 27, 2022, the Board of Directors of UMC approved an investment to increase capital of RMB¥4.12 billion or equivalent US dollars (approximately US$0.66 billion) in its Cayman Islands subsidiary, UNITED MICROCHIP CORPORATION, for its Samoa subsidiary, GE, to purchase the shares of USCXM from XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD. In addition, the Company’s subsidiary, HJ, plans to purchase shares of USCXM with RMB¥0.74 billion or equivalent US dollars (approximately US$0.12 billion) from FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP. As a result, the total investment amount is RMB¥4.9 billion. The transaction was completed all at once in July, 2023.

(7)
On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (MICRON) and of MICRON MEMORY TAIWAN CO., LTD. On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. UMC appealed against the sentence. On November 26, 2021, UMC and MICRON announced a settlement agreement between the two companies for all legal proceedings worldwide (the “Settlement Agreement”). Accordingly, MICRON submitted a motion to withdraw the case. On January 27, 2022, the Intellectual Property and Commercial Court announced its ruling of this case and UMC was sentenced to a fine of NT$20 million, subject to a two-year
term of probation. On January 27, 2024, UMC completed the probation period successfully and the sentence has been terminated.

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
On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial. In accordance with the Settlement Agreement, UMC submitted a motion to withdraw the case and the application for injunctive procedure. On March 28, 2024, the court approved UMC’s withdrawal of actions and the application for injunctive procedure.
The amounts of aforementioned fine from ruling of the Intellectual Property and Commercial Court and the worldwide settlement between UMC and MICRON were recorded in non-operating
other losses and have no material financial and operational effect on UMC’s business for the years presented.

10.	SIGNIFICANT SUBSEQUENT EVENTS

(1)
On January 25, 2024, UMC and INTEL CORPORATION (INTEL) announced to collaborate on the development of a 12-nanometer semiconductor process platform to address high-growth markets such as mobile, communication infrastructure and networking. The long-term agreement brings together INTEL’s at-scale U.S. manufacturing capacity and UMC’s extensive foundry experience on mature nodes to enable an expanded process portfolio. It also offers global customers greater choice in their sourcing decisions with access to a more geographically diversified and resilient supply chain.

(2)
On February 27, 2024, the Board of Directors of UMC approved to participate in the capital increase of the Company’s subsidiary, UMC CAPITAL CORP., and UMC has completed the investment in the amount of
US$22
million in April 2024.

(3)	On February 27, 2024, the Board of Directors of the Company’s subsidiary, UMC CAPITAL CORP., approved an investment in 7V AI CAPITAL LLC, with amount not more than US$20 million.

(4)
On March 22, 2024, the Board of Directors of UMC approved to participate in the capital increase of the Company’s associate, FARADAY TECHNOLOGY CORP., and UMC has subscribed the newly issued shares in the amount of NT$534 million in March 2024.

(5)
On April 2, 2024, the Board of Directors of the Company’s subsidiary, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD., approved to disposed of its 100% of ownership interest in the subsidiary, UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD., with disposal amount of RMB¥77 million. The counterparty is a Mainland China company set up by the Company’s associate, SILICON INTEGRATED SYSTEMS CORP., through its Cayman subsidiary, SIS INVESTMENT LIMITED.

(6)
The recent 7.2 magnitude earthquake recorded off the coast of Hualien, Taiwan in the early hours of April 3, 2024 had no material impact on the Company’s operations. Automatic safety measures at the company’s fabs in Hsinchu and Fab 12A in Tainan were triggered and some wafers in the production line were affected. However, operations and wafer shipment were resuming as normal, and there is no material impact on the Company’s finances and business.

11.	FINANCIAL RISK AND FAIR VALUE DISCLOSURES

(1)	Categories of financial instruments

	As of December 31,
Financial Assets	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial assets at fair value through profit or loss	$18,490,569	$17,138,461
Financial assets at fair value through other comprehensive income	15,189,600	17,683,960
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	173,812,754	132,547,415
Receivables	38,783,086	32,292,914
Refundable deposits	2,749,691	2,708,823
Other financial assets	869,308	6,353,768

Total	$249,895,008	$208,725,341

	As of December 31,
Financial Liabilities	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial liabilities at fair value through profit or loss	$438,397	$1,019,362
Financial liabilities measured at amortized cost
Short-term loans	—	13,530,000
Payables	58,893,871	52,393,399
Guarantee deposits (current portion included)	30,757,001	41,599,386
Bonds payable (current portion included)	28,184,687	38,359,352
Long-term loans (current portion included)	19,279,342	22,883,344
Lease liabilities	5,737,095	5,393,187
Other financial liabilities	21,449,487	—

Total	$164,739,880	$175,178,030

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
The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2021, 2022 and 2023 decreases/increases by NT$1,104 million, NT$1,305 million and NT$620 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2021, 2022 and 2023 increases/decreases by NT$375 million and decreases/increases by NT$572 million, NT$582 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2021, 2022 and 2023 decreases/increases by NT$434 million, NT$538 million and NT$290 million, respectively.

Interest rate risk
The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), (13) and (14) for the range of interest rates of the Company’s bonds and bank loans.
At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2021, 2022 and 2023 to decrease/increase by NT$39 million, NT$19 million and NT$36 million, respectively.
Equity price risk
The Company’s listed and unlisted equity securities, investments in convertible bonds and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, the investments in convertible bonds which contain the right of conversion to equity instruments are classified as financial assets at fair value through profit or loss, and the exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component. Please refer to Note 6(2), (3) and (12) for the relevant information.
The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the years ended December 31, 2021, 2022 and 2023 by NT$393 million, NT$285 million and NT$270 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income (loss) for the years ended December 31, 2021, 2022 and 2023 by NT$867 million, NT$579 million and NT$722 million, respectively.

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
As of December 31, 2022 and 2023, accounts receivable from the top ten customers represent 56% and 67% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management
The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2022
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Payables	$58,767,584	$—	$—	$—	$58,767,584
Guarantee deposits	238,416	3,867,087	169,419	26,482,079	30,757,001
Bonds payable (Note)	322,155	8,742,481	10,593,656	4,151,128	23,809,420
Long-term loans	3,246,153	8,425,744	7,798,280	3,031,293	22,501,470
Lease liabilities	658,092	1,222,822	1,207,385	4,299,914	7,388,213
Other financial liabilities	17,233,129	4,308,513	—	—	21,541,642

Total	$80,465,529	$26,566,647	$19,768,740	$37,964,414	$164,765,330

	As of December 31, 2023
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$13,780,612	$—	$—	$—	$13,780,612
Payables	52,202,821	—	—	—	52,202,821
Guarantee deposits	1,476,430	3,556,179	25,955,654	10,611,123	41,599,386
Bonds payable (Note)	14,797,772	10,980,506	12,321,345	2,132,963	40,232,586
Long-term loans	2,872,168	14,406,101	5,071,743	2,940,524	25,290,536
Lease liabilities	649,879	1,311,239	1,223,724	3,712,729	6,897,571

Total	$85,779,682	$30,254,025	$44,572,466	$19,397,339	$180,003,512

Note: UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$3,213 million and NT$5,753 million as of December 31, 2022 and 2023, respectively. All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.

(6)	Foreign currency risk management
UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. As of December 31, 2022 and 2023, all of these contracts have been settled.

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
Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities,
Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,
Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing
categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$669,444	$—	$36,474	$705,918
Financial assets at fair value through profit or loss, noncurrent	6,626,088	468,164	10,690,399	17,784,651
Financial assets at fair value through other comprehensive income, current	3,213,057	—	—	3,213,057
Financial assets at fair value through other comprehensive income, noncurrent	8,366,276	—	3,610,267	11,976,543
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	—	438,397	438,397

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$443,601	$—	$—	$443,601
Financial assets at fair value through profit or loss, noncurrent	6,424,475	19,300	10,251,085	16,694,860
Financial assets at fair value through other comprehensive income, current	5,753,379	—	—	5,753,379
Financial assets at fair value through other comprehensive income, noncurrent	8,693,193	—	3,237,388	11,930,581
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	—	1,019,362	1,019,362
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
During the year ended December 31, 2022, there was no transfers between Level 1 and Level 2 fair value measurements. During the year ended December 31, 2023, as the private placement ordinary shares held by the Company’s subsidiary became publicly listed on the over-the-counter
market in Taiwan in May 2023, the Company transferred NT$655 million of the financial assets at fair value through profit or loss measured at the end of the reporting period in the quarter from Level 2 to Level 1 fair value measurement.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2022	$3,584,326	$2,580,246	$3,464,652	$234,936	$9,864,160	$2,351,603	$151,859	$2,503,462
Recognized in profit (loss)	(150,786)	(328,602)	519,572	(53,225)	(13,041)	—	—	—
Recognized in other comprehensive income (loss)	—	—	—	—	—	1,076,117	30,688	1,106,805
Acquisition	192,258	485,256	625,542	—	1,303,056	—	—	—
Disposal	(186,579)	(15,782)	(194,572)	(149,850)	(546,783)	—	—	—
Return of capital	—	—	(26,672)	—	(26,672)	—	—	—
Transfer out of Level 3	(326,577)	—	—	—	(326,577)	—	—	—
Exchange effect	86,166	144,140	237,811	4,613	472,730	—	—	—

As of December 31, 2022	$3,198,808	$2,865,258	$4,626,333	$36,474	$10,726,873	$3,427,720	$182,547	$3,610,267

Financial liabilities at fair value through profit or loss
Derivatives
NT$ (In Thousands)
As of January 1, 2022	$2,380,599
Recognized in profit (loss)	(1,433,405)
Derecognition	(508,797)

As of December 31, 2022	$438,397

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2023	$3,198,808	$2,865,258	$4,626,333	$36,474	$—	$10,726,873	$3,427,720	$182,547	$3,610,267
Recognized in profit (loss)	(312,149)	(277,994)	(617,764)	(8,828)	—	(1,216,735)	—	—	—
Recognized in other comprehensive income (loss)	—	—	—	—	—	—	(365,395)	(7,484)	(372,879)
Acquisition	610,153	294,046	294,245	—	154,761	1,353,205	—	—	—
Disposal	—	(89,997)	—	(27,740)	—	(117,737)	—	—	—
Return of capital	(1,384)	—	(36,346)	—	—	(37,730)	—	—	—
Transfer out of Level 3	(461,403)	—	—	—	—	(461,403)	—	—	—
Exchange effect	2,230	(4,679)	8,428	94	(1,461)	4,612	—	—	—

As of December 31, 2023	$3,036,255	$2,786,634	$4,274,896	$—	$153,300	$10,251,085	$3,062,325	$175,063	$3,237,388

Financial liabilities at fair value through profit or loss
Derivatives
NT$ (In Thousands)
As of January 1, 2023	$438,397
Recognized in profit (loss)	580,965

As of December 31, 2023	$1,019,362

The total profit (loss) of NT$330 million, NT$(74) million and NT$(1,329) million for the years ended December 31, 2021, 2022 and 2023, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.
The total profit (loss) of NT$(360) million, NT$829 million and NT$(581) million for the years ended December 31, 2021, 2022 and 2023, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

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

As of December 31, 2023
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.
A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the year ended December 31, 2023 by NT$261 million and NT$199 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the year ended December 31, 2023 by NT$214 million.

Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	27.70%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the year ended December 31, 2023 by NT$119 million and NT$131 million, respectively.

b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:
The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, exchange price, volatility, risk-free interest rates and risk discount rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.
The fair values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

As of December 31, 2022
		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Bonds payables (current portion included)	$28,346,985	$22,916,330	$5,430,655	$—	$28,184,687
Long-term loans (current portion included)	19,279,342	—	19,279,342	—	19,279,342

As of December 31, 2023
		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Bonds payables (current portion included)	$38,367,168	$32,827,211	$5,539,957	$—	$38,359,352
Long-term loans (current portion included)	22,883,344	—	22,883,344	—	22,883,344

12.	OPERATING SEGMENT INFORMATION

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

(2)	Geographic non-current assets information

	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Taiwan	$130,812,383	$158,066,796
Singapore	29,080,766	55,322,448
China (includes Hong Kong)	37,213,538	33,424,815
Japan	10,736,562	13,415,669
Others	20,638	76,508

Total	$207,863,887	$260,306,236

Non-current
assets include property, plant and equipment,
right-of-use
assets, intangible assets, prepayment for equipment and other noncurrent assets.

(3)	Major customers
Individual customers accounting for at least 10% of operating revenues for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the years ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Customer A	$21,935,208	$24,061,849	$16,615,745

Customer B	$14,707,370	$22,226,167	$29,242,973

13.	CAPITAL MANAGEMENT
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
non-controlling
interests) plus net debt.
The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
	NT$	NT$
	(In Thousands)	(In Thousands)
Total liabilities	$201,834,635	$202,859,864
Less: Cash and cash equivalents	(173,818,777)	(132,553,615)

Net debt	28,015,858	70,306,249
Total equity	322,810,948	343,716,968

Total capital	$350,826,806	$414,023,217

Debt to capital ratios	7.99%	16.98%