Form 20-F
period 2024-12-31
UNITED MICROELECTRONICS CORP
filed 2025-04-24
CIK 1033767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing five common shares	UMC	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
12,560,716,404 Common Shares of Registrant issued and outstanding as of December 31, 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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

UNITED MICROELECTRONICS CORPORATION

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2024

i

SUPPLEMENTAL INFORMATION

The references to “United Microelectronics”, “we”, “us”, “our”, “our company” and “the Company” in this Annual Report refer to United Microelectronics Corporation and its consolidated subsidiaries, unless the context suggests otherwise. The references to “Taiwan” and “R.O.C.” refer to Taiwan, Republic of China. The references to “China” and “PRC” refer to People’s Republic of China. The references to “shares” and “common shares” refer to our common shares, par value NT$10 per share, and “ADSs” refer to our American Depositary Shares, each representing five common shares. The ADSs are issued under the Deposit Agreement, dated as of October 21, 2009, as amended, supplemented or modified from time to time, among United Microelectronics, JPMorgan Chase Bank, N.A. and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. The references to “TIFRSs” refer to the Taiwan International Financial Reporting Standards as issued by the Financial Supervisory Commission in the Republic of China. “IFRSs” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB. “U.S. GAAP” refer to the generally accepted accounting principles in the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this Annual Report, “NT$” and “NT dollars” mean New Taiwan dollars; “$,” “US$” and “U.S. dollars” mean United States dollars; “¥” means Japanese Yen; and “RMB¥” means Renminbi.

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT MAY NOT BE REALIZED

Our disclosure and analysis in this Annual Report contain or incorporate by reference some forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. You can identify forward looking statements by the fact that they do not relate strictly to historical or current facts. The words “may,” “will,” “is/are likely to,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions are intended to identify a number of these forward-looking statements. Forward-looking statements in this Annual Report include, but are not limited to, statements regarding our business strategies and future plans, anticipated business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the capabilities of our technologies and manufacturing process, technological upgrades, investment in research and development, future market demand, regulatory or other developments in our industry, business expansion plans or new investments as well as business acquisitions and financing plans. Please see “Item 3. Key Information—D. Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	our dependence on frequent introduction of new product services and technologies based on the latest developments;

•	the intensely competitive semiconductor, communications, consumer electronics and computer industries and markets;

•	risks associated with our international business activities;

•	our dependence on key personnel;

•	general economic conditions, including those related to the semiconductor, communications, consumer electronics and computer industries;

•	possible disruptions in commercial activities caused by natural and human-induced disasters, and outbreaks of contagious diseases;

•	fluctuations in foreign currency exchange rates;

•	geopolitical conflicts, including political relationships between U.S., China and Taiwan;

•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the U.S. Securities and Exchange Commission, or the SEC; and

•	those other risks identified in the “Item 3. Key Information—D. Risk Factors” section of this Annual Report.

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

GLOSSARY

AMS	Analog/mixed-signal.

ASIC	Application Specific Integrated Circuit. A custom-designed integrated circuit that performs specific functions which would otherwise require a number of off-the-shelf integrated circuits to perform.

BCD	Bipolar-Complementary Metal Oxide Semiconductor (“CMOS”)-Double Diffused Metal Oxide Semiconductor (“DMOS”). An integrated circuit and one of the most important components for power management integration circuits.

BSI-CSI	Back-Side Illuminated CMOS Image Sensor, which is used for mobile product image sensor with better performance and thinner chip.

Cell	Semiconductor structure in an electrical state, which can store information, mainly used as the building block of memory array.

Die	A piece of a semiconductor wafer containing the circuitry of an unpackaged single chip.

DRAM	Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity hundreds of times per second or else it will fade away.

eFlash	Embedded Flash Nonvolatile Memory. Used for most SoC (“System-on-Chip”) applications and has faster speed and enhanced security.

eHV	Embedded High Voltage Device. Used for Liquid Crystal Display (“LCD”) driver circuit to drive LCD devices.

FinFET	Fin Field-Effect Transistor.

FPGA	Field Programmable Gate Array. A programmable integrated circuit.

Integrated Circuit	Entire electronic circuit built on a single piece of solid substrate and enclosed in a small package. The package is equipped with leads needed to electrically integrate the integrated circuit with a larger electronic system. Monolithic and hybrid integrated circuits are distinguished by the type of substrate used.

Interconnect	The conductive path made from copper or aluminum that is required to achieve connection from one circuit element to the other circuit elements within a circuit.

Mask or Photomask	A piece of glass on which an integrated circuit circuitry design is laid out.

MCU	Microcontroller unit, a small computer on a single integrated circuit, containing one or more central processing units along with memory and programmable input/output peripherals.

Memory	A group of integrated circuits that a computer uses to store data and programs, such as ROM, RAM, DRAM and SRAM.

Micron	A unit of spatial measurement that is one-millionth of a meter.

MRAM	Magnetic Random Access Memory.

Nanometer	A unit of spatial measurement that is one-billionth of a meter.

RAM	Random Access Memory. A type of volatile memory forming the main memory of a computer where applications and files are run.

RRAM	Resistive Random Access Memory.

RF-SOI	Radio Frequency Silicon on Insulator.

ROM	Read-Only Memory. Memory that is programmed by the manufacturer and cannot be changed. Typically, ROM is used to provide start-up data when a computer is first turned on.

Scanner	A photolithography tool used in the production of semiconductor devices. This camera-like step-and-scan tool projects the image of a circuit from a master image onto a photosensitized silicon wafer.

SoC	System-on-Chip. A chip that incorporates functions currently performed by several chips on a cost effective basis.

SOI	Silicon-On-Insulator. Silicon wafer consisting of a thin layer of oxide, on top of which semiconductor devices are built.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Transistor	Tri-terminal semiconductor device in which input signal (voltage or current depending on the type of transistor) controls output current. An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products which lose their data content when the power supply is switched off.

12-inch wafer equivalents	Standard unit describing the equivalent amount of 12-inch wafers produced after conversion, used to quantify levels of wafer production for purposes of comparison. Figures of 12-inch wafer equivalents are derived by converting the number of wafers of all dimensions (e.g., 6-inch, 8-inch and 12-inch) into their equivalent figures for 12-inch wafers. 100 6-inch wafers are equivalent to 25 12-inch wafers. 100 8-inch wafers are equivalent to 44.44 12-inch wafers.

PART I.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.	[RESERVED]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.

Risks Related to Our Business and Financial Condition

Any global systemic political, economic and financial crisis could negatively affect our business, results of operations and financial condition.

In recent times, several major systemic economic and financial crises negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises cause turmoil in global markets that often result in declines in electronic product sales from which we generate our income through our goods and services. In addition, these crises may cause a number of indirect effects such as undermining the ability of our customers to remain competitive when faced with the financial and economic challenges created by adverse political and macro-economic conditions and companies struggling to survive in the wake of these crises. For example, since early 2023, semiconductor industry has experienced an economic downturn that has resulted and is likely to result in reduced demand for consumer electronics and other products incorporating semiconductors, which has in turn affected our business operations and financial conditions. In addition, even when these crises have abated, there could be in the future lingering effects from these types of crises on our business, including significant reduction in orders from our customers, insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of our products, customer insolvencies and bankruptcies, and counterparty failures negatively impacting our treasury operations. Any future systemic political, economic or financial crises could cause revenues for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial condition of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could increase our operating expenses and therefore reduce our operating income and net income. Any disruption in global trade conditions such as the increase in tariffs or the escalation of regional trade tension will indirectly impact global business environment which may adversely impact our business, results of operations and financial condition.

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

Our revenues, expenses and results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations have at times in the past been negatively affected by, and are expected to continue to be subject to the risk of the following factors:

•	the seasonality and cyclical nature of both the semiconductor industry and the markets served by our customers;

•	our customers’ adjustments in their inventory;

•	the loss of a key customer or the postponement of orders from a key customer;

•	the rescheduling and cancellation of large orders;

•	our ability to obtain equipment, raw materials, electricity, water and other required utilities on a timely and economic basis;

•	pandemic and outbreaks of other contagious diseases;

•	regulatory development and changes affecting our business operations globally;

•	global and regional geopolitical conditions, including armed conflicts and wars;

•	announcement of major collaboration or partnership agreements;

•	environmental events, such as fires and earthquakes, or industrial accidents; and

•	technological changes.

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

The outbreak of infectious disease may materially and adversely affect our business and operations as well as our financial condition and results of operations.

Any outbreak of contagious diseases, including but not limited to Zika virus, Ebola virus, avian or swine influenza or severe acute respiratory syndrome, in any region of the world in which we operate our business may disrupt our ability to adequately staff our business and may generally disrupt our operations. An occurrence of a major pandemic, such as the COVID-19 pandemic, can materially and adversely affect our operations and the semiconductor markets in which we conduct our business. We have significant operations in China, Taiwan and the Asia Pacific region, including supply chain and manufacturing facilities and sales and marketing channels. If potential outbreak occurs in these areas, we may experience a decline of sales activities and customer orders, reduction of operation and workforce at our fabs, difficulties in international travels and communications, regulatory restrictions, reduction of research and development activities, and other risks resulting from the outbreak. We cannot predict the impact of infectious disease on the semiconductor industry in the future. As a result, any increase in our customers’ demand may not be sustainable and we may experience a decline in our sales activities and customer orders. Any of these factors may adversely affect our business, financial conditions and results of operations.

Our business may suffer if we cannot compete successfully in our industry.

The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers, as well as the foundry operation services of some integrated device manufacturers. Integrated device manufacturers principally manufacture and sell their own proprietary semiconductor products, but may also offer foundry services. New entrants and consolidations in the foundry business are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. Some of our competitors have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

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

We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for 52.4%, 62.0% and 55.6% of our operating revenues in 2022, 2023 and 2024, respectively. Our largest customer from our wafer fabrication segment accounted for 8.6%, 13.1% and 10.4% of our operating revenues in 2022, 2023 and 2024, respectively. We expect that we will continue to depend upon a relatively limited number of customers for a significant portion of our operating revenues. We cannot assure you that our operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to any of these customers could significantly reduce our operating revenues.

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

Our future success to a large extent depends on the continued services of our Chairman and key executive officers. We do not carry key person insurance on any of our personnel. If we lose the services of any of our Chairman or key executive officers, it could be difficult to find and integrate replacement personnel in a short period of time, or at all, which could harm our operations and the growth of our business.

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

More than half of our operating revenues are denominated in currencies other than New Taiwan dollars, primarily in U.S. dollars. On the other hand, more than half of our costs of direct labor, raw materials and overhead are incurred in New Taiwan dollars. Although historically we hedged a portion of the resulting net foreign exchange position through the use of foreign exchange spot transactions, or currency forward contracts, we are still affected by fluctuations in foreign exchange rates among the U.S. dollar, the New Taiwan dollar and other currencies. Any significant fluctuation in exchange rates may impact our financial condition, including the U.S. dollar value of the ADSs and the U.S. dollar value of any cash dividends we distribute, which could have an adverse effect on the market price of the ADSs.

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

We are a manufacturing company that relies on suppliers to provide raw materials. In order to ensure stable manufacturing operations, we have signed long-term supply contracts with our suppliers to obtain sufficient quantities of acceptable quality raw materials. For example, we purchased a majority of our silicon wafers from Shin-Etsu Handotai Corporation, or Shin-Etsu, GlobalWafers, Sumco Group (including Sumco Corporation and Formosa Sumco Technology Corporation) and Soitec. Although we source raw materials from multiple suppliers, a small number of these suppliers hold an important position in our raw material supply due to the consistency of their product quality, and this concentration of supply may subject us to additional risks, particularly if we are not able to maintain relationships with these suppliers. In addition, our ability to source raw materials may depend on factors outside of our control, such as geopolitical tensions and regulatory development that could restrict our ability to do business with these suppliers.

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

We also depend on a limited number of manufacturers and vendors that make and maintain the complex equipment we use in our manufacturing processes. In addition, we rely on these manufacturers and vendors to improve our technology to meet our customers’ demands as technology improves. In periods of unpredictable and highly diversified market demand, the lead time from order to delivery of this equipment can be as long as twelve to eighteen months. If there are delays in the delivery of equipment or in the availability or performance of necessary maintenance, it could cause us to delay our introduction of new manufacturing capacity or technologies and delay product deliveries, which may result in the loss of customers and revenues.

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

Most of our assets and suppliers are located in certain parts of Taiwan. Our operations and suppliers are vulnerable to earthquakes, floods, droughts, power losses and similar events that affect the locations of our operations. The occurrence of any of these events could interrupt our services and cause severe damages to wafers in process, or lead to business disruptions. For example, the prolonged period in the lack of rainfall, particularly acute in southern Taiwan, may impact our manufacturing capacity and therefore may have a potentially adverse and material impact on our operational and financial performance. Besides the potential risks that may be caused by water shortage, we have in the past experienced severe earthquakes which adversely affected our wafer manufacturing operations in Taiwan. For example, in April 2024, we experienced a 7.2 magnitude earthquake in Taiwan. Additionally, in January 2025, a 6.4 magnitude earthquake occurred in southern Taiwan, causing damage to some work-in-progress wafers at our Fab 12A factory in Tainan. Although we have adopted anti-seismic damper and anchorage in our fab, piping and equipment to ensure the safety of our employees and minimize impact resulting from the earthquake, and we can recover some of the losses from our insurance policy, there is no guarantee that all our countermeasures will always be effective when exceed its design limit. There is also no guarantee that any future damages or business loss from severe natural disasters will be covered by insurance, or that such coverage will be sufficient due to the unpredictability in insurance policies. Furthermore, the cost of insurance policies may increase in the future that will make it more expensive for us to obtain and maintain adequate insurance policies.

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

Furthermore, as climate change continues to be severe, the international community not only pays attention to the energy transition, but also successively establishes mechanisms for monetizing the impact of carbon emissions on society and the environment, such as carbon pricing mechanism, carbon border adjustment mechanism, etc. For example, we have an advanced 12-inch wafer fab in Singapore. The Singapore government introduced a carbon tax from 2019 onwards, making it the first country in Southeast Asia to promote this measure. In Taiwan, “Climate Change Response Act” was promulgated in February 2023 to accelerate the goal of achieving net-zero carbon emissions by 2050 with additional stringent requirements such as carbon tariffs on imports of carbon-intensive products and a carbon-fee charging to urge enterprises for GHG reduction. The Ministry of Environment announced the carbon fee rates in October 2024. The standard rate is set at NT$300 per metric ton of carbon emissions, and these fees will be levied on enterprises for the carbon emissions from 2025. The impacts on UMC include an increase in operating and investment costs.

In addition, government’s energy management measures may cause power shortage and affect our business operation. For example, China government requested enterprises to reduce electricity consumption in 2022. Although UMC’s plants in China have not been directly affected, there is no guarantee that such reduction in consumption will not occur in the future.

Accordingly, we have developed climate change risk assessment tool and related departments participated in the identification work. Adaptation and mitigation measures are developed in response to the identified climate change risk. Furthermore, we also disclose risk and opportunity of climate change according to the framework of TCFD (Task Forced on Climate-related Financial Disclosures) in UMC Sustainability Report and our official website. We will also continue to conduct third party TCFD performance assessment to ensure that our climate change risk assessment system and associated financial disclosure data are highly credible and transparent. However, there can be no guarantee that our initiatives and efforts can always be effective and in compliance with the regulatory requirements and international standards in this regard.

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

Political, Economic, Regulatory and Legal Risks

We face substantial political risks associated with doing business in Taiwan, particularly due to the tense relationship between the R.O.C. and the PRC which could negatively affect the value of your investment.

Our principal executive offices and most of our assets and operations are located in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in R.O.C. governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established between the R.O.C. and the PRC, such as the adoption of the Economic Cooperation Framework Agreement and memorandum regarding cross-strait financial supervision, we cannot assure you that relations between the R.O.C. and PRC will not become strained again, in particular, considering the increasingly tense relationship between the United States and the PRC. For example, the PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, passed an Anti-Secession Law that authorized non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the R.O.C. and the PRC have on occasions depressed the market prices of the securities of companies in the R.O.C. Such initiatives and actions are commonly viewed as having a detrimental effect to reunification efforts between the R.O.C. and the PRC. Relations between the R.O.C. and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

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

Some of the above-mentioned tax incentives may be subject to the investment milestone and compliance with the terms and conditions set forth in the agreements with the government. Failure to fulfill the investment milestone or the terms and conditions would result in termination or revocation of the incentives. The local authority may have the rights to revoke these incentive rewards even if the company received tax benefits that it had enjoyed during the applicable period by the applicable tax laws or regulations.

In addition, the Organisation for Economic Co-operation and Development (“OECD”) created the Base Erosion and Profit Shifting (BEPS) Actions, which contemplate changes to numerous international tax principles, such as the Global Minimum Tax. These changes may increase our income tax rate in future, which may adversely affect our net income.

Compliance with U.S. Conflict Minerals Law may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost.

We are subject to U.S. disclosure rules on conflict minerals adopted by the SEC, pursuant to which we are required to conduct due diligence of our supply chain and file an annual report to disclose whether conflict minerals utilized by us originated in the Democratic Republic of the Congo (DRC) or an adjoining country. We have filed the conflict mineral disclosure report every year since 2014 in order to comply with such rules, and we will continue to verify the relevant information with our vendors and suppliers and file the required report. However, we cannot assure you that we will be able to collect all the information required to comply with such regulations. If we are not able to confirm such information with vendors, or if we discover that some vendors are sourcing conflict minerals from prohibited countries, we may decide or be required to discontinue our relationship with such vendors, which may negatively impact our ability to obtain adequate supplies of materials needed for the manufacturing of our products and services. The failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business.

Similarly, many jurisdictions have promulgated regulations with the intention to deter human rights violations within supply chains. Possible violation by our suppliers may not be known to us and is beyond our control. While we believe our suppliers comply with applicable human rights requirements, there can be no guarantee that they will continue to do so, or that we will be able to obtain the necessary information on their activities to ensure compliance with any future requirements.

Cyberattacks and data security breaches may adversely affect our operations and damage our reputation.

Our business and operations depend upon reliable and uninterrupted information technology services, including the integrity of our web-based and electronic customer service systems. Although we have implemented what we believe are reasonable precautions to prevent accidental and/or malicious disruption of these services, there can be no assurance that our preventive measures will preclude failure of the information technology, web-based and electronic customer service systems upon which our business depends. Our systems might also be damaged by natural or man-made events or by computer viruses, physical or electronics break-ins, cyber-attacks and similar disruptions affecting the global Internet. In the past, we have experienced security breaches by third parties, including a distributed denial-of-service (DDoS) attack against our official website in October 2024. Although we were able to rectify such security breaches without any material impact on our operations, we cannot assure you that our information technology systems will be completely secure from future security breaches or cyberattacks. Disruption of these systems could adversely affect our ability to operate our business and to serve our customers, thereby negatively affecting our financial performance.

In addition, in the course of our operations, we receive confidential information from and about our customers, vendors, partners and employees. Although we take what we believe are reasonable precautions to protect such information from disclosure to or interruption, there are no guarantees our precautions will prevent accidental or malicious access to such information. In the event of such unauthorized access, our reputation could be adversely affected, and customers and others may not entrust us with their confidential information, which would negatively affect our operations, and we may incur costs to remedy the breach. Furthermore, the loss of confidential information of third parties may result in legal claims against us, in which case we will incur additional costs and expenses to defend such litigation.

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

Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property arbitration or litigation involves significant risks. Any claim of intellectual property infringement against us may require us to:

•	incur substantial legal and personnel expenses to defend the claims or to negotiate for a settlement of claims;

•	pay substantial damages or settlement to the party claiming infringement;

•	refrain from further development or sale of our products;

•	enter into costly royalty or license agreements that might not be available on commercially reasonable terms or at all;

•	cross-license our technology with a competitor to resolve an infringement claim, which could weaken our ability to compete with our competitors;

•	indemnify our distributors, end customers, licensees and others from the costs of and damages of infringement claims; and

•	curtail or modify our operations in response to regulatory inquiries relating to the alleged infringement, which may result in additional costs and expenses.

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

Geopolitical conflicts, tensions and developments could affect our operations, business and profitability.

Rising political or economic conflicts and tensions between the United States and China have threatened and destabilized trading relationships and economic activities between the two countries. Because we have operations in both countries, such conflicts and tensions may negatively impact our business. At various times during recent years, the United States and China have had disagreements over political and economic issues, including but not limited to, the imposition of tariffs by the U.S. on goods imported from China. Since January 2025, President Trump has imposed rounds of tariffs on imports from China, including 10% tariff in February 2025 and another 10% in March 2025. On April 2, 2025, President Trump imposed an additional 34% tariff on imports from China, and a 32% tariff on imports from Taiwan. Subsequently, on April 9, 2025, President Trump further increased the additional tariff on imports from China to 125%, but adjusted the 32% tariff on Taiwan goods to 10%, with the remaining 22% subject to a temporary 90-day pause. The U.S. government may also impose tariffs targeting the imports of semiconductors from Taiwan, including those manufactured by us. In April 2025, the U.S. Department of Commerce announced the initiation of investigations into the imports of semiconductors and semiconductor manufacturing equipment, which may lead to the imposition of tariffs on imports of such products to the U.S.

Moreover, in recent years, the U.S. government has expanded controls on exports to China of certain goods and technologies, including advanced semiconductors and related tools and equipment. Most recently, in January 2025, the U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, issued additional rules expanding controls worldwide on advanced computing integrated circuits, and imposing new due diligence requirements on semiconductor foundries and outsourced semiconductor assembly and test (“OSAT”) companies, including us. In particular, while we are listed under the new BIS rule as an approved OSAT company, the new due diligence requirements and controls on semiconductors could significantly increase our compliance costs, restrict the customers we may be able to serve, and we may be investigated, fined or penalized by the U.S. government for potential violations, which would in turn negatively affect our business and operations. On January 20, 2025, President Trump issued a memorandum titled “America First Trade Policy” directing the Department of Commerce to review existing measures to enhance export controls and eliminate loopholes. Under the Trump Administration, the U.S. government may enact new and more restrictive export control regulations that may reduce our ability to ship and sell products to certain customers in China and Asia and increase our cost to implement additional measures to comply with such new regulations. U.S.-China tension has also affected cross-strait relations, and the rise in escalations have increased the uncertainty of future business environment affecting the Company’s operations and investments including revenue, delivery time, goodwill and investment plans. For example, a sharp increase in U.S. or European tariffs may favor local/domestic manufacturers while hurting exports which may drive up costs of the Company’s products which is manufactured in Asia. This would reduce demand from our customers towards UMC and impact our business and operations. In addition, the United States export control laws regulate exports to certain countries if the content originating from the U.S. exceeds a certain ratio of the product or if the goods are direct products of certain U.S.-origin good, technology or software, which will affect our direct or indirect supply to specific customers. Restrictions on the export of high-tech materials or equipment may also affect our production and capacity expansion plans, which may disrupt shipments and damage our goodwill, while investment restrictions and regulatory changes may potentially affect our strategic planning, operational and financial performance. Furthermore, political tensions in the Taiwan Strait, including any threat of potential military confrontation between China and Taiwan, as well as U.S. involvement of any such military operations, could have a material adverse effect on our business by, among other things, making it more difficult for us to coordinate our operations between the United States and China and discouraging customers to place orders with us.

In addition, the ongoing war between Ukraine and Russia has resulted in the imposition of trade barriers, such as sanctions and import and export controls, which could increase our manufacturing costs, limit our access to certain supplies, make our pricing less competitive, increase the cost of energy and power, and limit our ability to offer our products and services in some markets or source key materials and key production equipment, which may have adverse direct or indirect effects on our sales.

We cannot predict the geopolitical development in the future and if the geopolitical landscape further deteriorates, potential supplies such as materials could be disrupted and ceased and demand for our products by customers in various countries could be affected, which will negatively affect our financial performance.

Risks Related to the Common Shares, ADSs and Our Trading Markets

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

Our public shareholders may have more difficulties protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and bylaws governing R.O.C. corporations. The rights of our shareholders to bring shareholders’ suits against us or our board of directors under R.O.C. law are much more limited than those of the shareholders of U.S. corporations. Therefore, our public shareholders may have more difficulties protecting their interests in connection with actions taken by our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Rights to Bring Shareholders’ Suits” included elsewhere in this Annual Report for a detailed discussion of the rights of our shareholders to bring legal actions against us or our directors under R.O.C. law.

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

We are a company limited by shares incorporated under the R.O.C. Company Act. Most of our assets and most of our directors and executive officers are located in Taiwan. As a result, it may be difficult for you to enforce judgments obtained outside Taiwan upon us or such persons in Taiwan. We have been advised by our R.O.C. counsel that any judgment obtained against us in any court outside the R.O.C. arising out of or relating to the ADSs will not be enforced by R.O.C. courts if any of the following situations shall apply to such final judgment:

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

We do not believe that we were a passive foreign investment company, or PFIC, for 2024 and we do not expect to become one in the foreseeable future, although there can be no assurance in this regard. Characterization as a PFIC could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.

For example, if we are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADSs, which is subject to change. See “Taxation—U.S. Federal Income Tax Considerations for U.S. Persons—Passive Foreign Investment Company.”

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

The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant volatility with respect to trading prices of technology companies. Fluctuation in interest rates and other general economic conditions may also influence the market price of the ADSs.

ITEM 4	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is United Microelectronics Corporation, commonly known as “UMC.” We were incorporated under the R.O.C. Company Law as a company limited by shares in May 1980 and our common shares are listed on the Taiwan Stock Exchange since 1985. Our principal executive office is located at No. 3 Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C, and our telephone number is 886-3-578-2258. Our Internet website address is www.umc.com. The information on our website does not form part of this Annual Report. Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. In 2024, we were ranked among the top 5% of companies for the tenth consecutive year in the Corporate Governance Evaluation conducted by the Taiwan Stock Exchange and Taipei Exchange. The assessment was conducted across over 1,700 public companies in Taiwan.

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication devices, consumer electronics, computer and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. The following table presented the percentages of our wafer sales by application for the years ended December 31, 2022, 2023 and 2024.

	Years Ended December 31,
Application	2022	2023	2024
	%	%	%
Communication	45.2	45.1	42.1
Consumer	26.2	24.0	28.4
Computer	14.6	11.0	13.5
Others	14.0	19.9	16.0

Total	100.0	100.0	100.0

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

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel, plus leading fabless design companies, such as MediaTek, Realtek and Novatek. In 2024, our company’s top ten customers accounted for 55.6% of our operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

In 2014, we established United Semiconductor (Xiamen) Co., Ltd., or USCXM, based in Xiamen, Fujian Province, China that focuses on 12-inch wafer foundry services. The initial groundbreaking event of USCXM took place in March 2015 and the grand opening ceremony took place in November 2016. USCXM successfully commenced commercial mass production by the end of 2016 and has carried out production on both 40nm and 28nm technology nodes in 2017. In February 2020, the board of directors of Hejian Technology (Suzhou) Co., Ltd., or Hejian, approved an investment of US$500 million in USCXM which was completed in March 2023. In addition, we obtained approval from the R.O.C. government on October 26, 2022 for a US$120 million investment by Hejian and a US$664 million investment by UMC to purchase equity interest of USCXM from existing shareholders. After the completion of the transaction in July 2023, the Company and Hejian hold 100% of the shares of USCXM, and USCXM has increased its contribution to the overall financial performance of UMC. As one of UMC’s four 12-inch fabs in geographically diverse locations, USCXM provides global customers with high-quality fabrication services and varied manufacturing options.

On February 24, 2022, we announced that our board has approved a plan to build a new advanced manufacturing facility next to its existing 300mm fab in Singapore. The design capacity of this greenfield fab is expected to be 30,000 wafers per month. The new fab will be one of the most advanced semiconductor foundries in Singapore utilizing our proprietary 22/28nm processes. We expect the new fab will play an important role in satisfying growing demand in these markets.

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

On February 27, 2024, our board approved capital injection of up to US$22 million in UMC Capital Corp. to participate in its capital increase. On the same date, the Board of UMC Capital Corp. approved the investment in 7V AI Capital LLC of not more than US$20 million.

On March 22, 2024, our board approved capital injection of up to NT$800 million in Faraday Technology Corp. to participate in its capital increase.

On April 2, 2024, the board of directors of our PRC subsidiary, Hejian, approved the disposal of its ownership in UnitedDS Semiconductor (Shandong) Co., Ltd. to SiS Semiconductor (Shandong) Co., Ltd., an associate of UMC, as part of its strategic plan. The disposal was completed in August 2024 with a total transaction price of RMB¥77 million, which was approximately NT$341 million.

On December 18, 2024, we entered into a corporate power purchase agreement (“CPPA”) with Fengmiao I Offshore Wind Farm (“Fengmiao I”), developed by Copenhagen Infrastructure Partners’ flagship fund, Copenhagen Infrastructure V. Pursuant to the CPPA, we agreed to purchase more than 30 billion kilowatt-hours of power from Fengmiao I over at least 30 years, marking the largest renewable energy transaction that we have ever made. This agreement will help us achieve our goal of 50% renewable energy use by 2030 as part of our roadmap to net zero emissions and 100% renewable energy by 2050.

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

Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies. We believe that maintaining and enhancing our leadership in semiconductor manufacturing technology for mass production is critical to attract and retain customers. Our reputation for technological excellence enabled us to acquire both established and emerging leaders in semiconductor industries who work closely with us on technology development. In addition, we believe our superior processing expertise has enabled us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue enhancing capital expenditures in research and development and building internal research and development expertise, to focus on logic and specialty process development to accelerate access to next-generation and specialized technologies. In April 2021, we announced an expansion of 300mm Fab 12A Phase 6 (P6) in Taiwan’s Southern Taiwan Science Park through a collaboration model where the program is supported by customers’ multi-year product alignment. As part of the agreement, these customers will provide us with a loading protection mechanism to ensure that P6 fab utilization rates will be maintained at healthy levels. Furthermore, on February 24, 2022, our board of directors approved a plan to build a new advanced manufacturing facility next to our existing 300mm fab (Fab12i) in Singapore. The first phase of this greenfield fab is expected to have a design capacity of 30,000 wafers per month, with production expected to commence in January 2026. The new fab (Fab12i P3) will utilize 28nm and 22nm process technologies.

On January 25, 2024, we entered into a collaboration with Intel Corporation to jointly develop a new 12nm semiconductor process platform to address high-growth markets such as mobile, communication infrastructure and networking. The collaboration combines Intel’s at-scale U.S. manufacturing capacity and UMC’s extensive foundry experience on mature nodes to enable an expanded process portfolio. We believe that this collaboration will offer global customers greater choice in their sourcing decisions with access to a more geographically diversified and resilient supply chain.

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

Moreover, we expect to strengthen our leading position and increase our market share by collaborating with DENSO. In 2022, we agreed to jointly work on the production of power semiconductors at USJC’s 300mm fab in order to serve the growing demand in the automotive market. This cooperation will leverage our robust portfolio of advanced specialty technologies and IATF 16949 certified fabs in diversified locations, where we are well placed to serve demand across auto applications, including advanced driver assistance systems, infotainment, connectivity and powertrain.

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

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2024.

	Wavetek	Fab 8A	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 8N	Fab 12A	Fab 12i	Fab 12X	Fab 12M
Commencement of volume production	1989	1995	1998	2000	1998	2000	2000	2003	2002	2004	2016	2005
Estimated full capacity (1)(2)	27,632	69,142	39,800	39,450	43,700	48,200	38,000	84,500	136,279	57,207	26,500	38,400
	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month
Wafer size	6-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	12-inch	12-inch	12-inch	12-inch
	(150mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(300mm)	(300mm)	(300mm)	(300mm)

(1)	Measured in stated wafer size.
(2)

The capacity of a fab is determined based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance and expected product mix.

Our fabs are located in the R.O.C., Singapore, PRC and Japan. The following table sets forth the size and primary use of our facilities and whether such facilities, including land and buildings, are owned or leased. The land in the Hsinchu and Southern Taiwan Science Parks is leased from the R.O.C. government. The land in the Pasir Ris is leased from statutory boards of the Singapore government. The land in the Suzhou Industrial Park and Xiang’an District is leased from the PRC government.

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 8A, No. 3, 5, Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300094, R.O.C.	43,130 / 83,699	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8C & Fab 8D, No. 6, 8, Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300094, R.O.C.	33,784 / 100,609	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8E, No. 17, Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 300094, R.O.C.	35,779 / 76,315	8-inch wafer production	Leased (expires in February 2036)	Owned

Fab 8F, No. 3, Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 300096, R.O.C.	23,774 / 65,736	8-inch wafer production	Leased (expires in February 2038)	Owned

Fab 8S, No. 16, Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 300093, R.O.C.	20,365 / 65,614	8-inch wafer production	Leased (expires in December 2043)	Owned

Fab 8N, No. 333, Xinghua St., Suzhou Industrial Park, Suzhou, Jiangsu Province 215025, P.R.C.	215,621 / 112,247	8-inch wafer production	Leased (expires in December 2052)	Owned

Fab 12A, No. 18, 20, Nan-Ke 2nd Rd., & No. 57, Nan-ke 3rd Rd., Southern Taiwan Science Park, Sinshih, Tainan, Taiwan 744092 & 744094, R.O.C.	247,798 / 635,551	12-inch wafer production	Leased (expires in June 2042)	Owned

Fab 12i, No. 3, Pasir Ris Drive 12, Singapore 519528 & 61A Pasir Ris Industrial Drive 1, Singapore 519536	197,953 / 379,514	12-inch wafer production	Leased (expires in July 2052)	Owned

Fab 12X, No. 899, Wan Jia Chun Road, Xiang’an District, Xiamen, Fujian Province 361101, P.R.C.	250,725 / 348,537	12-inch wafer production	Leased (expires in January 2065)	Owned

Fab 12M, 2000, Mizono, Tado-cho, Kuwana, Mie, 511-0118, Japan	307,293 / 157,672	12-inch wafer production	Owned	Owned

United Tower, No. 3, Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300094, R.O.C.	8,985 / 85,224	Administration office	Leased (expires in December 2033)	Owned

Neihu Rd. Office, 8F, No. 68, Sec. 1, Neihu Rd., Taipei, Taiwan 114066, R.O.C.	626 / 4,817	Administration office	Owned	Owned

Testing Building, No. 1, Chin-Shan, 7th St., Hsinchu, Taiwan 300063, R.O.C.	10,762 / 41,318	Leased to several companies	Owned	Owned

R&D Building, No. 18, Nan-Ke 2nd Rd., Southern Taiwan Science Park, Sinshih, Tainan, Taiwan 744092, R.O.C.	42,000 / 47,396	Research and development	Leased (expires in December 2043)	Owned

Wavetek, No. 10, Chuangxin 1st Rd., Hsinchu Science Park, Baoshan Township, Hsinchu, Taiwan 300092, R.O.C.	27,898 / 34,609	6-inch wafer production	Leased (expires in December 2034)	Owned

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

We have been constantly strengthening our independent R&D capabilities and fabrication in semiconductor process technologies, especially dedicated to the R&D of logic and specialty processes in the recent years. We will adhere to our R&D strategy to establish independent R&D capabilities and will work with important partners, such as IDM and fabless, to develop key process technologies through technology licensing. We will also work with suppliers of photomask, packaging, equipment, material, and EDA to accelerate market launch schedule in order to fulfill our promise to provide customers with innovative and reliable process technologies.

We pioneered the production of numerous semiconductor products. Our continued enhancement of our process technologies has enabled us to manufacture semiconductor devices with smaller geometries. In 2013, we successfully developed and released into production 28nm Poly-SiON and High-k/metal gate technologies. In 2015, we provided a High-k/metal gate with high performance compact, or HPC, solution and improved to a high-performance compact plus, or HPC+, solution by the end of 2017 for speed-intensive and optimized power consumption products. We and Cadence Design Systems collaborate on certification of analog/mixed-signal flow for 28HPC+ process. Certification enables customers to leverage the integrated, comprehensive AMS solution to facilitate accelerated designs on our most advanced 28nm node. In 2018, we developed 22nm ULP (ultra-Low Power) and ULL (ultra-Low Leakage) technology to provide cost effective solutions and to obtain better chip performance for IoT applications. We also joined the IBM chip alliance, for advanced process development. With IBM’s know-how and support, we aim to continue to improve our internally developed 14nm FinFET technology, so as to offer a 14nm competitive low-power enhanced technology for mobile computing and communication products. In March 2017, we commenced the shipment of 14nm wafers to customers and have achieved production quality yields for the advanced process that is being utilized for consumer electronic applications. UMC’s 14nm FinFET technology features 55% higher speed and twice the gate density over 28nm process technology. The 14nm process also consumes approximately 50% less power than for 28nm. Moreover, UMC is actively developing a 12nm FinFET Compact (12FFC), with a significant performance boost, smaller chip size, and lower power consumption, compared to the 14FFC process. The 12FFC is more competitive and gives full play to the advantages of FinFET process technology to drive the application of next-generation silicon chips in various fields, such as networking, artificial intelligence, and further high-end consumer electronic products. UMC is also collaborating with Intel on the 12nm FinFET process manufactured in the United States, which is an important part of UMC’s strategy to pursue cost-effective capacity expansion and technology node upgrades, and continues our consistent commitment to customers. Currently, the 12nm collaboration is progressing smoothly. UMC’s customers and partners are very optimistic about the potential of the 12nm business opportunities. According to early evaluation feedback from major customers, UMC’s 12nm performance is expected to be very competitive in the industry. This collaboration will help customers smoothly upgrade to this critical technology node while benefiting from the supply chain resilience brought about by expanded production capacity in the North American market. This 12nm collaboration leverages the complementary strengths of UMC and Intel to expand the potential market while significantly accelerating the technology development schedule. It is expected to complete the process verification in 2026 and enter production in 2027.

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

Furthermore, we have also successfully developed specialty technologies such as 55/40/28nm embedded memory used for MCU and automotive products, 55/40/28/22nm embedded high voltage device used for display drivers, 55/28/22nm BSI-CSI for image sensors and 110/55nm BCD for power management circuits. We also developed 40/22nm RRAM for advanced node embedded solutions, and RF-SOI technologies of 110/90/55/40nm nodes covering both custom and platform for RF device applications. We also developed 40/22nm RRAM for advanced node embedded solutions. We are also actively developing a 14nm FinFET (14eHV) embedded high-voltage process technology platform. Compared with 28eHV, the chip performance is greatly improved, the size is smaller, and the energy consumption can be reduced by more than 40%. It can be applied to display driver chips to provide higher resolution and higher refresh rate.

We have successfully added deep trench capacitors (DTC) to our 2.5D Si interposer solution to provide excellent power integrity, providing our customers with various applications in high-performance computing (HPC), cloud computing, and large language models (LLMs) for artificial intelligence (AI). We have launched wafer-level 3D W2W hybrid bonding solution offers advantages in both bandwidth and form factor reduction, meeting the growing trend of edge computing and miniaturization needs in mobile devices. We have collaborated with customers to enter the mass production stage in 2025 in the application of RF components in mobile devices. In terms of edge AI applications, we have established a one-stop vertical integration project with our supply chain partners, providing customized low-power logic chips and memory module heterogeneous integration to meet the needs of customers in IoT, secure smart infrastructure, and other terminal devices.

We are fully committed to the research and development of 12-inch silicon photonics technology in 2025, including the development of key devices such as optical waveguides, optical modulators and optical diodes. We have many years of experience in various semiconductor manufacturing, especially in the production of SOI wafers, 12-inch dry/immersion development and germanium/silicon germanium epitaxy technology. Our technological expertise is built upon years of mass production experience in 90nm to 55nm RF-SOI technologies and 40nm to 22nm logic processes. This extensive background positions us to excel in advancing 12-inch silicon photonics technology, which demands rapid responsiveness to customer needs and agile adaptation to the ever-changing market landscape. Our Fab 12i in Singapore has always focused on customized products, which enables us to quickly adapt to market demands and maintain an advantage over the competition. Fab 12i plans to install the machines and equipment required for silicon photonics in the first half of 2025 and enter the risk production stage in the second half of 2025.

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab in 2024, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2022, 2023 and 2024:

		Year Ended December 31, 2024 Range of	Years Ended December 31,
	Years of	Process	2022	2023	2024

	Commencement of Operation	Technologies (in microns)	(in thousands of 12-inch wafer equivalents, except percentages)
Wavetek	1989	5 to 0.15	84	82	83
Fab 8A	1995	3 to 0.11	340	360	368
Fab 8C	1998	0.35 to 0.11	204	210	212
Fab 8D	2000	0.18 to 0.09	182	195	210
Fab 8E	1998	0.6 to 0.14	208	218	233
Fab 8F	2000	0.18 to 0.11	245	253	257
Fab 8S	2000	0.18 to 0.11	197	199	202
Fab 8N	2003	0.5 to 0.11	423	442	450
Fab 12A	2002	0.13 to 0.014	1,170	1,305	1,556
Fab 12i	2004	0.13 to 0.040	655	655	678
Fab 12X	2016	0.080 to 0.022	314	317	318
Fab 12M	2005	0.13 to 0.040	436	438	455
Total estimated capacity	—	—	4,458	4,674	5,022
Total output (actual)	—	—	4,486	3,201	3,451
Average capacity utilization	—	—	100.6%	68.5%	68.7%

Capacity and Utilization

The fabs in Taiwan that we own directly are named Wavetek, Fab 8A, Fab 8C, Fab 8D, Fab 8E, Fab 8F, Fab 8S and Fab 12A. All of them are located in the Hsinchu Science Park except for Fab 12A which is located in the Southern Taiwan Science Park. The fab in Singapore is named Fab 12i. The fabs in China are named Fab 8N and Fab 12X, located in Suzhou and Xiamen, respectively. The fab in Japan is named Fab 12M located in Mie.

Our average capacity utilization rate was 100.6% in 2022, 68.5% in 2023 and 68.7% in 2024.

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

The most important raw material used in our production processes is silicon wafer, which is the basic raw material from which integrated circuits are made. The principal makers for our wafers are Shin-Etsu, GlobalWafers, Sumco Group and Soitec. We have in the past obtained and believe that we will continue to be able to obtain a sufficient supply of silicon wafers. We believe that we have close working relationships with our wafer suppliers. Based on such long-term relationships, we believe that these major suppliers will use their best efforts to accommodate our demand.

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

All our fabs are certified in compliance with IATF 16949 and QC080000 IECQ HSPM standards. IATF 16949 sets the criteria for developing a fundamental quality management system emphasizing on customer satisfaction in quality management, continual improvement, defect prevention and variation and waste reduction. QC080000 IECQ HSPM sets the criteria for developing a process management system for hazardous substances and focuses on developing environmentally friendly manufacturing processes. We are committed to continuously improving our quality management system and to delivering high quality product to our customers.

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

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel, plus leading fabless design companies, such as MediaTek, Realtek and Novatek. Although we are not dependent on any single customer, a significant portion of our operating revenues has been generated from sales to a few customers. Our top ten customers accounted for approximately 55.6% of our operating revenues in 2024.

Set forth below is a geographic breakdown of our operating revenues in 2022, 2023 and 2024 by the location where our customers are headquartered.

	Years Ended December 31,
Region	2022	2023	2024
	%	%	%
Taiwan	37.8	30.7	36.1
China (including Hong Kong)	14.2	12.4	16.0
Japan	6.1	5.2	3.9
Korea	9.2	13.9	11.3
USA	24.2	26.6	25.0
Europe	8.5	11.2	7.7
Others	0.0	0.0	0.0

Total	100.0	100.0	100.0

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. As an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. The following table presented the percentages of our wafer sales by types of customers for the years ended December 31, 2022, 2023 and 2024.

	Years Ended December 31,
Customer Type	2022	2023	2024
	%	%	%
Fabless design companies	84.1	78.3	84.3
Integrated device manufacturers	15.9	21.7	15.7

Total	100.0	100.0	100.0

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

We offer an online service, “MyUMC,” which gives our customers easy access to our foundry services by providing a total online supply chain solution. MyUMC offers 24-hour access to detailed account information such as manufacturing, engineering and design support documents through each customer’s own customized start page. The features that are available to customers through MyUMC include (i) viewing the status of orders from the start of production to the final shipping stages; (ii) designing layouts to shorten customers’ tape out time; (iii) collecting customer engineering requests; (iv) gathering and downloading documents for design purposes; and (v) accessing online in real-time the same manufacturing data used by our fab engineers.

We also have system-to-system connecting services to provide direct data exchange between our system and our customers’ systems. These services, which include our “Design Support Online Services,” facilitate our design collaborations with our customers to help reduce the cost of chip designs and reduce the time to market. In order to continue to improve our information security management, our Information Technology Division received the certification of ISO/IEC 27001:2005 in 2008 and renewed ISO/IEC 27001:2013 in 2015.

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

(3) Establish Enterprise Risk Management System

According to the Enterprise Risk Management Committee management procedure, we assess the risk level of information security, take the appropriate actions and regularly review the effectiveness of these actions. The committee regularly reviews the possibility of risk occurrence and the potential change of severity over time to understand and assess the effectiveness of risk management programs and related control operations. We comply with multiple ISO certification standards in the areas of quality, environment, water resources, carbon footprint and green energy. Related information security certification includes ISO15408, ISO22301 and ISO27001.

(4) Assessment of Information Security and Cyber Risks

We place particular emphasis on preventing information security and cyber risks, and have built a comprehensive multi-layer defense mechanism including firewall, intrusion detection, antivirus system, vulnerability scanning, patch management procedure and penetration testing. Our company followed the National Institute of Standards and Technology to establish a corporate information security framework and created corresponding metrics to strengthen information security management including (i) aiming to further improve the detection of irregularities and elevate preventive capabilities including protocols such as Security Orchestration, Automation, and Response (SOAR) and Endpoint Detection and Response (EDR), (ii) optimizing network security area of overall information systems and (iii) increasing the multi-factor authentication protection for hosting privileged account login.

(5) Information Security Management System (ISMS) Verification

Our ADRs have been listed on NYSE since 2000 and we have complied with the Sarbanes-Oxley Act (SOX 404) for internal control over financial reporting processes. We also strengthened our information security process by introducing ISO27001 information security management system certification to reduce security risk and production anomaly that may be caused by human error. We carry out the relevant continuous improvement and recertification on an annual basis.

In 2014, a cross-division security committee was established. Based on the need to produce secure products like smart card ICs, we introduced ISO15408 (CC, Common Criteria) certification specifically designed for secure production procedures not only in data receiving, processing and destruction but also higher physical access control request for the purpose of securing entire production line. We carry out the relevant continuous improvement and recertification on a biennial basis.

(6) Insurance against Information Security Risks

Data leakage, virus infection, ransomware attacks and hacking event in Taiwan and throughout the world have caused many international and well-known companies to encounter significant operating loss. There is no guarantee that enterprises will not become the target of attacks despite reasonable security protection in place. In view of this, we obtained cyber security insurance to mitigate and reduce this risk. Such insurance policy has been in effect since January 2019 with retroactive option which can trace back to undiscovered pre-existing threats. The annual insurance coverage is US$10 million for the Company and its subsidiaries.

(7) The Impact of Occurred Major Asset Security Incidents and Response Measures

UMC had no major information security incidents in recent years, except for a distributed denial-of-service (DDoS) attack on our official website in October 2024. This led to slow access to the Company’s official website, making it unable to provide normal services. This incident did not cause system infection, damage, intrusion, or data leakage, and had no significant impact on the Company’s operations. The Company immediately blocked the attacking IP addresses through the security protection system, and activated traffic cleaning services, and the official website was restored back to normal access. The Company has established corresponding DDoS monitoring indicators to detect and respond to potential attacks early.

In short, new invasive techniques are constantly evolving but past defense achievements do not necessarily mean or guarantee that anomaly breach will not occur in the future. Enterprises must keep pace with the ever-changing and growing information security threat and requires continuous improvement. We will uphold to “Integrity, Pragmatism, Agility, Ingenuity” as corporate culture and will fulfill due care/due diligence’ management responsibility to provide customers with a secure production environment to reduce operational risk and reward shareholders with highest investment value as possible.

Competition

The worldwide semiconductor foundry industry is highly competitive, particularly during periods of overcapacity and inventory correction. We compete internationally and domestically with dedicated foundry service providers, as well as with integrated device manufacturers and final product manufacturers which have in-house manufacturing capacity or foundry operations. Some of our competitors have substantially greater production, financial, research and development and marketing resources than we have. As a result, these companies may be able to compete more aggressively over a longer period of time than we can. In addition, several new dedicated foundries have commenced operations and compete directly with us. New entrants in the foundry business are likely to initiate a trend of competitive pricing and create potential overcapacity in legacy technology. Any significant increase in competition may erode our profit margins and weaken our earnings.

The principal elements of competition in the semiconductor foundry industry include technical competence, production speed and cycle time, time-to-market, research and development quality, available capacity, manufacturing yields, customer service and price. We believe that we compete favorably with our competitors on each of these elements, particularly our technical competence and research and development capabilities.

Intellectual Property

Our success depends on our ability to obtain patents, licenses and other intellectual property (IP) rights covering our production processes and activities. To that end, we have developed and acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2024, we held 7,210 U.S. issued patents and 8,350 patents issued outside of the United States. As trade secret protection become increasingly critical, we have stepped up internal compliance training and established a robust IP management system. In 2023, UMC achieved Taiwan Intellectual Property Management System (TIPS) certification for the second year, with our certification level improving from AA to AAA (such certificate is valid until December 31, 2026), underscoring our unwavering commitment to IP and corporate governance best practices.

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

Research and Development

We place significant importance on the dynamics of the semiconductor industry and continue to invest and develop semiconductor manufacturing process technology and know-how. In order to continue the development of logic and specialty technologies, optimize transistor performance, reduce power consumption, and continuously enhance our technical advantages, in 2022, 2023 and 2024, we spent NT$12,953 million, NT$13,284 million and NT$15,616 million (US$476 million), respectively, on research and development, which represented 4.6%, 6.0% and 6.7%, respectively, of our operating revenues of such years. Our research and development efforts mainly focus on delivering comprehensive foundry solutions that consist of the key process technologies encompassing logic as well as specialty manufacturing technologies that address customers’ needs. These resources provide our foundry customers with improved opportunities to develop diverse product lines that supply the global semiconductor market. Our commitment to research and development can be illustrated by our research and development expenditures, which was approximately 6.7% of operating revenues, and a total of 364 domestic and foreign patents granted in 2024.

As of December 31, 2024, we employed 1,466 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals. We will continue to invest in technology innovation, optimize capacity to enhance product mix and penetrate emerging applications. We believe that these efforts will create higher customer adoption of our logic and specialty technologies and expand our market share to fuel growth.

Our Investments

Our investment holdings consist of equity interest in certain company and reflect current market valuations as these assets may change in accordance with market conditions.

The following table sets forth the sales of our investments in 2022:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)
Excellence Optoelectronics Inc.	9	201
Lanhor Fund	—	195
Lintes Technology Co., Ltd.	1	125
Mercuries Life Insurance Co., Ltd.	20	117
Winking Entertainment Ltd.	2	112

The following table sets forth the sales of our investments in 2023:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)
King Yuan Electronics Co., Ltd.	23	1,331
Unimicron Technology Corp.	2	293
Evergreen Aviation Technologies Corp.	3	285
AMPAK Technology Inc.	3	256
Win Win Precision Technology Co., Ltd.	4	217

The following table sets forth the sales of our investments in 2024:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)	(in US$ millions)
FORTEMEDIA, INC.	13	223	7
PHISON ELECTRONICS CORP.	2	214	7

Environmental, Safety and Health Matters

We have implemented extensive ESH management systems since 1996. These systems enable our operations to identify applicable ESH regulations, assist in evaluating compliance status and timely establish loss preventive and control measures. The systems we implemented in all our fabs have been certified as meeting the ISO 14001 and ISO 45001 standards. ISO 14001 consists of a set of standards that provide guidance to the management of organizations to achieve an effective environmental management system. Procedures are established at manufacturing locations to ensure that all accidental spills and discharges are properly addressed. ISO 45001 is an international occupational health and safety management system standard, which may be applied to assess and certify our management systems. Our goal in implementing ISO 14001 and ISO 45001 systems is to continually improve our ESH management, comply with ESH regulations and to be a sustainable green foundry. Our major ESH policies include:

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

Safety and Health Aspects:

•

Meet or exceed the requirements on occupational safety and health of the place of operation and comply with ISO 45001 and relevant international standards, aiming for zero incident. We are committed to steady development while making safety a priority.

•

Set up prioritization and action plans, continue to promote safety and health management system and risk improvement processes to achieve and maintain world-class safety/health and risk management performance.

•	Use advanced safety and health technologies as well as risk and disaster rescue techniques to actively enhance all safety aspects in a pioneering manner.

•	Implement due diligence to ensure the safety of the work environment and operations, contractors, customers as well as partners in the operation of the enterprise.

•

Through communication, consultation and participation in decision-making with staff or their representatives, make it a responsibility for personnel of all levels to exercise influence, eliminate hazard factors, prevent occurrence of accidents and work-related illnesses, and promote effective safety and health interactions through cooperation and sharing.

•

Continue conducting safety and health education and advocacy, encouraging active participation in safety and health activities, and allowing for health and safety to be a habit and a way of life for all workers.

As a member of the global community and a semiconductor industry leader, we have implemented measures to deal with environmental problems and mitigate climate change. We have introduced green concepts in our operations, including green commitment, management, procurement, production, products, recycling, office, education and marketing.

With respect to safety and health management, we realized that lowering the risks in equipment and processes can reduce accidents, but cannot guarantee the safety of all employees. In order to achieve the goal of “zero-accident,” we intend to promote the concept of “safety is my responsibility.” We have educated employees with the concepts of “be aware of your own safety as well as the safety of others” and “safety is everyone’s responsibility, and my personal accountability.”

Furthermore, we have implemented the Failure Mode and Effects Analysis (FMEA) method to foster employees’ capabilities in risk analysis. Therefore, we established a channel for communication to encourage and ensure the employees to fully express their opinions for professional response and assistance. By doing so, we hope to establish a culture of “Safety and health first” to further improve the quality of our working environment, and eventually to become a good example of global safety and health management.

The following list sets forth some of the important awards that we received in environmental protection, safety and health:

•	Selected as a member of Dow Jones Sustainability Indices (DJSI) World Index for the seventeenth straight year since 2008 and also named a constituent of Emerging Markets Index in 2024;

•	Selected as component of MSCI ACWI ESG Leaders Index and MSCI Emerging Markets ESG Leaders Index;

•	Selected as component of FTSE4Good All-World Index and FTSE4Good Emerging Index for tenth consecutive year, and FTSE4Good TIP Taiwan ESG Index since the launch of the index in 2017;

•	Recognized double A List by CDP for climate change and water security for three consecutive years;

•

Awarded “Top 10 Taiwanese Companies Sustainability Model Award” 5th place (2024) and “Corporate Sustainability Report Award” (2008-2024) for seventeenth consecutive year by Taiwan Institute for Sustainable Energy;

•	Awarded “National Enterprise Environmental Protection Award” by Ministry of Environment, Executive Yuan, R.O.C. (2003-2024) for twenty-second consecutive year;

•	Awarded “The Best Participation of Green Procurement for Enterprises” by Ministry of Environment, Executive Yuan, R.O.C. (2011-2024);

•	Awarded “Excellent Occupational Safety and Health Executive Organization” by the Hsinchu Science Park, National Science and Technology Council (1998-2024);

•	Awarded “Excellence in Resource Circulation Gold Award” by Ministry of Environment, Executive Yuan, R.O.C. (2024);

•	Awarded “Singapore Water Efficiency Award” by Singapore Public Utilities Board (2024).

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

In June 2021, we announced our pledge to reach net zero carbon emissions by 2050 and to take concrete steps to Net Zero Action as the first semiconductor foundry globally. We are vigorously responding to the Paris Climate Agreement goal and pursuing efforts to limit the global warming not exceeding 1.5°C. In addition, we were admitted into RE100, becoming the second semiconductor wafer foundry in this initiative, and committed to using 100% renewable energy by 2050. To reach net zero carbon emissions by 2050, we have three resolutions to cover direct emissions from fab operations, indirect emissions from energy consumption, and indirect emissions from value chain. The three resolutions are:

•

Persistent and proactive carbon emission reduction: Through continually developing advanced foundry process technologies, enhancing productivity and improving energy efficiency, we are able to minimize carbon emissions in both manufacturing stage of wafers and using stage of IC end products.

•

100% renewable energy: A 3-stage objective of 25% by 2025, 50% by 2030, and 100% by 2050 is set to substantially increase the proportion of consuming renewable energy, and we will also invite our value chain to support the low-carbon energy transition.

•

Investment in net-zero technologies: we commit to investing in net zero emissions technologies and participating in Carbon Offset Projects to remove and offset carbon emissions that are inevitable or still subject to technical restrictions.

In 2022, UMC’s GHG emissions reduction target has been approved by the Science Based Targets initiative (SBTi). With 2020 as the base year, we target 25% reduction in direct greenhouse gas emissions (Scope 1) and indirect emissions from electricity consumption (Scope 2) by 2030. We also aim to lower emissions from our value chain (Scope 3) by 12.3% in the same period. SBTi’s approval is a confirmation of our intended pathway to achieve net zero while also ensuring our reduction targets are in line with what the latest climate science says is needed to prevent the worst impacts of climate change. In 2023, UMC further committed to the SBTi net zero target. In accordance with the SBTi net-zero standards, UMC adjusted its 2030 GHG reduction targets to reduce Scope 1 and Scope 2 carbon emissions by 42% with 2020 as the base year by 2030. Additionally, a 25% reduction in carbon emissions within the Scope 3 is targeted, and by 2050, a 90% reduction in emissions with the neutralization of remaining unavoidable carbon emissions will be achieved to meet the net-zero target. We also support timely disclosure of carbon information and ensuring data quality and engage third-party verifiers to ensure the quality of the data. We completed the verification on greenhouse gas emission and reduction records for all of our fabs on an annual basis. Since 2006, we have participated in the Carbon Disclosure Project formed by global institutional investors and disclosed our annual greenhouse gas emission volume, reduction goals and results. In 2024, UMC has been recognized in CDP’s “A List” for transparency and action on both climate change and water security. We stand out as the sole semiconductor company globally to secure this double “A” recognition for three consecutive years, affirming our commendable performance in greenhouse gas emission reduction and water resource management.

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

Our risk control strategy has been implemented in many ways, including constructing inherently safe fabs, strengthening physical protection standards, redundancy/contingency design, providing with real-time abnormity detection, implementing disciplined maintenance and inspection, deploying natural hazard early warning systems, enhancing emergency response abilities, and developing business continuity plan, which includes crisis management and recovery procedures, to achieve our continuous operation promise. The achievements in the recent years are as follows:

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

•

Enhanced power distribution system’s reliability and early abnormality detection, such as gradually replace existing lead-acid UPS batteries with lithium-iron, install real-time leak current measurement of cable shielding conductors’ grounding system of HV distribution system, enlarge diesel generators installation rate to increase emergency power percentage and maintain diesel oil in a safety level, etc. For the countermeasure against momentary voltage drops, continually increase the uninterruptible power supply coverage rate for production tools.

•

Fixed-term contract for private water source and water trucks and in combination with self water-saving, U Water, and reclaimed water usage, which can supply more than 50% of water consumption to overcome water shortage risk in the drought season.

•	Conducted BCP (Business Continuity Plan) drill for external LPG (Liquefied Petroleum Gas) and bulk GN2 (Gaseous Nitrogen) supply disruption risk.

•

Enhance cleanroom’s seismic bracing for suspended ceiling and raised floor in older 8-inch fabs in Hsinchu. The earthquake improvement plan will continue to expand to other areas, such as laboratories.

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

Nowadays, extreme weather has become a risk to various business operations. Taiwan suffered its worst drought in 56 years in 2021. In the face of climate change and a more severe water shortage conditions in the future, we have implemented actions based on different water restriction stages, including formulating various water-saving measures and production scheduling adjustments. We also continue to hire water trucks and increase the capacity of contracted private water sources as a contingency plan. In the future, various options such as the use of reclaimed water, recycled water and desalinated seawater will be continuously introduced to reduce water risks.

In addition, we are fully aware of the impact presented by business interruption. We are also devoted in the pursuit of corporate resilience and continuity by committing non-interrupted services to satisfy our valued customers and important shareholders. In 2013, Fab 12A in Tainan was the first foundry in the world to receive ISO 22301 Business Continuity Management certification. By 2024, all our production sites had been certified. It demonstrates our commitment to carrying out disaster response abilities and ensuring continuous production objective.

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

C.	Organizational Structure

The following list shows our corporate structure as of December 31, 2024:

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2024
UMC Group (USA)	U.S.A.	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
TLC Capital Co., Ltd.	Taiwan, R.O.C.	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, R.O.C.	100.00%
UMC Investment (Samoa) Limited	Samoa	100.00%
ECP Vita Pte. Ltd.	Singapore	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
Tera Energy Development Co., Ltd.	Taiwan, R.O.C.	94.93%
United Microchip Corporation	Cayman Islands	100.00%
Wavetek Microelectronics Corporation	Taiwan, R.O.C.	79.54%
Everrich Energy Investment (HK) Limited	China	94.93%
Everrich (Jining) New Energy Technology Co., Ltd. (formerly Everrich (Shandong) Energy Co., Ltd.)	China	94.93%
Wavetek Microelectronics Corporation (USA)	U.S.A.	79.54%
Best Elite International Limited	British Virgin Islands	100.00%
Infoshine Technology Limited	British Virgin Islands	100.00%
Oakwood Associates Limited	British Virgin Islands	100.00%
Hejian Technology (Suzhou) Co., Ltd.	China	99.9985%
United Semiconductor (Xiamen) Co., Ltd.	China	99.9994%
UMC Korea Co., Ltd.	Korea	100.00%
Omni Global Limited	Samoa	100.00%
United Microtechnology Corporation (California)	U.S.A.	100.00%
Sino Paragon Limited	Samoa	100.00%
United Semiconductor Japan Co., Ltd.	Japan	100.00%

D.	Property, Plants and Equipment

Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2024 have been converted into U.S. dollar amounts using US$1.00 = NT$32.79, the foreign currency exchange rate on December 31, 2024 as released by the Board of Governors of the Federal Reserve System. The U.S. dollar conversion appears in parentheses next to the relevant NT dollar amount.

Overview

We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs.

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, revenues varied significantly over this period. In recent years, the semiconductor industry has undergone a shift in demand in response to several prevalent trends, including the widespread implementation of 5G communications, proliferation of Internet of Things, advancement and adoption of electrical vehicles and related technologies. After experienced substantial growth for three consecutive years, there were inevitably cases of repeated orders to foundries, resulting in serious higher-than-normal inventory level. In addition, influenced by various adverse factors such as the war in Ukraine and Covid-19 lockdown and reopening in China, the foundry industry faced sluggish demand and serious inventory adjustments in 2023, with these challenges continuing to affect the industry throughout 2024, resulting in lower capacity utilization for the year and weak operation performance. Our average capacity utilization rate was 100.6%, 68.5% and 68.7% for the years ended December 31, 2022, 2023 and 2024, respectively. We believe that our operating results continue to reflect the ongoing uncertainty in the global economy.

Pricing

We price our products on either a per die or a per wafer basis, taking into account a variety of factors, including the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we regularly review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed in nature, fluctuations in our products’ average selling price historically have had a substantial impact on our margins and profitability. Our average selling price increased by 6.3% from 2022 to 2023 and decreased by 5.0% from 2023 to 2024, which reflects the optimization in overall product mix in 2023, and the nominal price erosion in 2024.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to provide competitive pricing with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2022, 2023 and 2024, approximately 67.7%, 63.9% and 69.6%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees, indirect labor and utilities costs.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate was 100.6%, 68.5% and 68.7% for the years ended December 31, 2022, 2023 and 2024, respectively. Utilization rates were primarily affected by global macroeconomic factors. Other factors affecting utilization rates are efficiency in production facilities, product flow management, the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply, acquisition and disposition of foundry assets, and fire or natural disaster.

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

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We introduced our 28-nanometer technology to customers in 2011 and commenced large-scale commercial production in 2014. The development of 22nm started in 2018 and entered into volume production in 2021. The logic and specialty process technology offerings from 22nm as well as 28nm specialty technologies satisfy new market demand as customers adopt UMC’s latest 12-inch process solutions. Our 28nm and below technologies contributed approximately 23.8%, 30.7% and 33.7% of our foundry revenue in 2022, 2023 and 2024 respectively.

The table below sets forth a breakdown of percentage of our wafer sales by process technologies in 2022, 2023 and 2024.

	Years Ended December 31,
Process Technologies	2022	2023	2024
	%	%	%
14 nanometers and under	0.1	0.0	0.0
28 nanometers	23.8	30.7	33.7
40 nanometers	17.7	13.7	13.8
65 nanometers	18.2	19.2	16.0
90 nanometers	7.8	9.6	10.7
0.11/0.13 micron	11.8	10.6	10.2
0.15/0.18 micron	11.1	9.4	10.1
0.25/0.35 micron	7.1	4.8	4.4
0.50 micron or higher	2.4	2.0	1.1

Total	100.0	100.0	100.0

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

During 2022, 2023, and 2024, we did not purchase any of our common shares, and transfer such common shares that we repurchased under these plans to our employees as employee compensation.

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

Our total depreciation expenses were NT$41,328 million, NT$37,758 million and NT$45,472 million (US$1,387 million) in 2022, 2023 and 2024, respectively.

Operating Expenses

Our operating expenses consist of the following:

•

Sales and marketing expenses, which consist primarily of salaries and related personnel expenses, mask expenses, intellectual property development expenses and wafer sample expenses. Wafer samples are actual silicon samples of our customers’ early design ideas made with our most advanced processes and provided to those customers;

•	General and administrative expenses, which consist primarily of salaries for our administrative, finance and human resource personnel, fees for professional services, and expenses of computer systems;

•

Research and development expenses, which consist primarily of salaries and related personnel expenses, research testing related expenses, depreciation on the equipment and expenses of computer systems; and

•

Expected credit impairment gains (losses). For notes, accounts receivable and contract assets, we apply a simplified approach in calculating expected credit losses (ECLs) and recognize a loss allowance based on lifetime ECLs at each reporting date. ECLs are measured based on our historical credit loss experience and customers’ current financial condition, adjusted for forward-looking factors, such as customers’ economic environment.

Net Other Operating Income and Expenses

Net other operating income and expenses consist primarily of:

•	amortization of deferred government grants related to machinery and equipment;

•	gains or losses arising from disposal of property, plant and equipment; and

•	net rental income or loss from property.

Non-operating Income and Expenses

Our non-operating income and expenses primarily consist of the following:

1.	Interest income, which is primarily derived from time deposits.

2.

Other income, which principally consists of dividend income, which is primarily derived from financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

3.	Other gains and losses, which principally consist of:

•

gains or losses on valuation of financial assets and liabilities, which are primarily derived from disposal of and changes in the values of financial assets and liabilities classified as fair value through profit or loss; and

•	gains or losses on disposal of investments, which are primarily derived from our disposal of investments accounted for under the equity method and disposal of a subsidiary.

4.	Finance costs, which principally consist of:

•	interest expenses, which are primarily derived from bonds payable and bank loans; and

•	financial expenses, which are primarily derived from shareholder services proxy fee.

5.	Share of profit or loss of associates and joint ventures, which is primarily derived from the recognition of investee companies’ net profit based on the ownership percentage we hold.

6.

Bargain purchase gain, which is derived from the acquisition of significant influence over SILICON INTEGRATED SYSTEMS CORP. (SIS). SIS was previously measured at fair value through other comprehensive income and reclassified as investments accounted for under the equity method. Our share of the net fair value of SIS’s identifiable assets and liabilities was in excess of the fair value of the previously held investment in SIS at the acquisition date, and the difference was recognized as bargain purchase gain. For more information, please refer to Note 6(7) to our audited consolidated financial statements included in this Annual Report.

Taxation

In the R.O.C., the corporate income tax rate and unappropriated earnings tax rate are 20% and 5%, respectively. Our branch in Singapore enjoys tax exemption for income derived from tax-exempted activities under Singapore’s Income Tax Act and Economic Expansion Incentive (Relief from Income Tax) Act. These tax exemptions resulted in tax savings of approximately NT$4,355 million, NT$1,387 million and NT$422 million (US$13 million) in 2022, 2023 and 2024, respectively. Under the amendment to the R.O.C. Statute of Industrial Innovation in 2019, the amounts of unappropriated earnings from 2018 and thereafter used for constructing or purchasing buildings, qualified equipment and technology can qualify for deduction when computing the income tax on unappropriated earnings. We also benefit from other tax incentives generally available to technology companies in Taiwan, such as tax credits applicable against corporate income tax that range from 10% to 25% of qualified research and development expenditures and 3% to 5% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately NT$3,307 million, NT$3,074 million and NT$1,652 million (US$50 million) in 2022, 2023 and 2024, respectively.

The R.O.C. government enacted the R.O.C. Income Basic Tax Act, also known as the “Alternative Minimum Tax Act,” or the AMT Act, to impose an alternative minimum tax. AMT is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the AMT Act. Most tax-exempt income under the R.O.C. Income Tax Act is considered to be taxable under the AMT Act, such as eligible income generated during tax holidays and capital gain from selling domestic securities, and tax credits are not allowed to deduct AMT. The tax rate for business entities is 12%.

According to the R.O.C. Controlled Foreign Company (CFC) rules enacted in 2016 and implemented since January 1, 2023, certain undistributed profits generated by companies operating in low-tax jurisdictions will be subject to deemed distribution and advance taxation by their Taiwanese parent company.

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$19,327 million, NT$8,311 million and NT$8,370 million (US$255 million) of income tax expenses in 2022, 2023 and 2024, respectively. Our effective income tax rate in 2024 was 14.67%.

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our operating revenues for the periods indicated.

	Years Ended December 31,
	2022	2023	2024
	%	%	%
Operating revenues	100.0	100.0	100.0
Operating costs	(54.9)	(65.1)	(67.4)

Gross profit	45.1	34.9	32.6
Operating expenses
Sales and marketing	(1.5)	(1.4)	(1.1)
General and administrative	(3.5)	(3.4)	(3.1)
Research and development	(4.6)	(6.0)	(6.7)
Expected credit impairment gains (losses)	(0.0)	0.1	0.0

Subtotal	(9.6)	(10.7)	(10.9)

Net other operating income and expenses	1.9	1.8	0.5

Operating income	37.4	26.0	22.2
Non-operating income and expenses	1.9	4.8	2.4

Income from continuing operations before income tax	39.3	30.8	24.6
Income tax expense	(6.9)	(3.8)	(3.6)

Net income	32.4	27.0	21.0
Total other comprehensive income (loss)	1.5	2.3	4.0

Total comprehensive income (loss)	33.9	29.3	25.0

Net income (loss) attributable to:
Shareholders of the parent	32.1	26.8	21.0
Non-controlling interests	0.3	0.2	(0.0)
Comprehensive income (loss) attributable to:
Shareholders of the parent	33.6	29.1	25.0
Non-controlling interests	0.3	0.2	(0.0)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Operating revenues. Operating revenues increased by 4.4% from NT$222,533 million in 2023 to NT$232,303 million (US$7,085 million) in 2024, primarily due to an increased customer demand from 3,195 thousand 12-inch equivalent wafers in 2023 to 3,446 thousand 12-inch equivalent wafers in 2024, and a 3.1% depreciation of the NTD in 2024 from 2023, partially offset by a decline of 5.0% in average selling price from 2023 to 2024.

Operating costs. Operating costs increased by 8.2% from NT$144,789 million in 2023 to NT$156,649 million (US$4,777 million) in 2024, primarily due to the increase in shipments, the increasing depreciation cost and higher utilities costs.

Gross profit and gross margin. Gross profit decreased from NT$77,744 million in 2023 to NT$75,654 million (US$2,307 million) in 2024. Our gross margin decreased from 34.9% in 2023 to 32.6% in 2024, primarily due to an annual decline of 5.0% in average selling price.

Operating income and operating margin. Operating income decreased from NT$57,891 million in 2023 to NT$51,613 million (US$1,574 million) in 2024. Our operating margin decreased from 26.0% in 2023 to 22.2% in 2024. The decrease in operating margin was largely due to the decrease in gross profit as described above. Operating expenses increased by 6.3% from NT$23,856 million in 2023 to NT$25,365 million (US$774 million) in 2024.

Sales and marketing expenses. Our sales and marketing expenses decreased by 16.2% from NT$3,225 million in 2023 to NT$2,702 million (US$82 million) in 2024, mainly due to the decrease of NT$458 million (US$14 million) in IP and IP royalty expenses and NT$180 million (US$5 million) in personnel expenses, partially offset by the increase of NT$101 million (US$3 million) in mask expenses. Our sales and marketing expenses as a percentage of our operating revenues decreased from 1.4% in 2023 to 1.1% in 2024.

General and administrative expenses. Our general and administrative expenses decreased by 4.8% from NT$7,477 million in 2023 to NT$7,117 million (US$217 million) in 2024, mainly due to the decrease of NT$464 million (US$14 million) in personnel expenses, partially offset by the increase of NT$49 million (US$1 million) in computer usage expenses. Our general and administrative expenses as a percentage of our operating revenues decreased from 3.4% in 2023 to 3.1% in 2024.

Research and development expenses. Our research and development expenses increased by 17.6% from NT$13,284 million in 2023 to NT$15,616 million (US$476 million) in 2024. The increase in research and development expenses was mainly due to the increase of NT$1,469 million (US$45 million) in research expenses, NT$355 million (US$11 million) in IP expenses, NT$265 million (US$8 million) in computer usage expenses, NT$127 million (US$4 million) in personnel expenses, and NT$77 million (US$2 million) in mask expenses, partially offset by the decrease of NT$167 million (US$5 million) in research and development expenses of wafers. Our research and development expenses as a percentage of our operating revenues increased from 6.0% in 2023 to 6.7% in 2024.

Expected credit impairment gains (losses). Our expected credit impairment gains decreased from NT$130 million in 2023 to NT$70 million (US$2 million) in 2024. The decrease in expected credit impairment gains was mainly due to the decrease in reversal of loss allowance on accounts receivable. Our expected credit impairment gains as a percentage of our operating revenues decreased from 0.1% in 2023 to 0.0% in 2024.

Net other operating income and expenses. Net other operating income decreased by 66.9% from NT$4,002 million in 2023 to NT$1,324 million (US$40 million) in 2024, mainly due to a decrease of NT$2,525 million (US$77 million) in government grants. Net other operating income and expenses as a percentage of our operating revenues decreased from 1.8% in 2023 to 0.5% in 2024.

Non-operating income and expenses. Non-operating income decreased by 48.6% from NT$10,560 million in 2023 to NT$5,432 million (US$166 million) in 2024, mainly due to a decrease of NT$3,069 million in share of profit of associates and joint ventures, a decrease of NT$1,183 million in interest income caused by the decline in cash and time deposits levels, and a shift in other gains and losses from a gain of NT$223 million in 2023 to a loss of NT$303 million (US$9 million) in 2024, partially offset by an increase of NT$850 million in exchange gain, net. The increase in other losses was resulted from a decline on valuation of financial assets and liabilities at fair value through profit or loss, shifting from a loss of NT$41 million in 2023 to a loss of NT$321 million (US$10 million) in 2024.

Other comprehensive income (loss). Our other comprehensive income increased from an income of NT$5,058 million in 2023 to an income of NT$9,322 million (US$284 million) in 2024. We attributed this change primarily to the change in exchange differences on translation of foreign operations from a loss of NT$2,000 million in 2023 to a gain of NT$9,056 million (US$276 million) in 2024, the change in share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss from a loss of NT$71 million in 2023 to a gain of NT$299 million (US$9 million) in 2024. These gains were partially offset by the change of unrealized gain (loss) from equity instruments investments measured at fair value through other comprehensive income from a gain of NT$5,287 million in 2023 to a loss of NT$514 million (US$16 million) in 2024, and a decrease in share of other comprehensive income of associates and joint ventures which will not be reclassified subsequently to profit or loss from a gain of NT$1,519 million in 2023 to a gain of NT$330 million (US$10 million) in 2024.

Net income (loss) attributable to the shareholders of the parent. Due to the factors described above, our net income decreased by 18.3% from NT$59,689 million in 2023 to NT$48,779 million (US$1,488 million) in 2024.

Comprehensive income (loss) attributable to the shareholders of the parent. Due to the factors described above, our comprehensive income decreased by 10.3% from NT$64,747 million in 2023 to NT$58,101 million (US$1,772 million) in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For the comparison of our operating results for the year ended December 31, 2023 to the year ended December 31, 2022, please refer to “Item 5. Operating and Financial Review and Prospects—Operating Results—Comparisons of Results of Operations—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F filed with the SEC on April 25, 2024.

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

As of December 31, 2024, we had NT$105,000 million (US$3,202 million) of cash and cash equivalents and NT$606 million (US$18 million) of current financial assets at fair value through profit or loss. Cash equivalents included time deposits with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate notes. These agreements bore interest rates ranging from 0.43% to 0.62%, 0.71% to 0.85% and 0.85% to 0.98%, in 2022, 2023 and 2024, respectively. The terms of these agreements were typically less than one month. As of December 31, 2022, 2023 and 2024, we held repurchase agreements in the amount of NT$5,923 million, NT$1,948 million and NT$6,098 million (US$186 million), respectively.

In mid-June 2014, we issued an aggregate principal amount of NT$5,000 million of seven-year and ten-year domestic unsecured corporate bonds, with a denomination of NT$1 million per bond. The seven-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$2,000 million with an annual coupon bearing an interest rate of 1.7%. The ten-year domestic unsecured corporate bond was issued with an aggregate principal amount of NT$3,000 million with an annual coupon bearing an interest rate of 1.95%. All the principal has been fully repaid. The proceeds of this bond offering were used for repayment of debts.

In late March 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$8,300 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$6,200 million. Interest is due and payable annually at 1.15%, and the principal was repaid in March 2022. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,100 million. Interest is due and payable annually at 1.43%, and the principal was repaid in March 2024. The proceeds of this bond offering were used for repayment of debts.

In early October 2017, we issued another five-year and seven-year domestic unsecured corporate bonds totaling NT$5,400 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest is due and payable annually at 0.94%, and the principal was repaid in October 2022. The seven-year domestic unsecured corporate bond was issued in the amount of NT$3,400 million. Interest is due and payable annually at 1.13%, and the principal was repaid in October 2024. The proceeds of this bond offering were used for repayment of debts.

In late April 2021, we issued another five-year, seven-year and ten-year domestic unsecured corporate bonds totaling NT$9,600 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$5,500 million. Interest is due and payable annually at 0.57%, and the principal will be repayable in April 2026 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest is due and payable annually at 0.63%, and the principal will be repayable in April 2028 upon maturity. The ten-year domestic unsecured corporate bond was issued in the amount of NT$2,100 million. Interest is due and payable annually at 0.68%, and the principal will be repayable in April 2031 upon maturity. The proceeds of this bond offering were used for purchasing machinery and equipment and environmental protection related expenditures. As of December 31, 2024, NT$9,600 million aggregate principal amount of these bonds were outstanding.

In early July 2021, we issued zero coupon exchangeable bonds due 2026. The exchangeable bond offerings consist of US$400 million bonds exchangeable into common shares of Novatek Microelectronics Corp., Ltd., or Novatek. As of December 31, 2024, no bonds had been exchanged into common shares of Novatek and we had repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling US$187 million in 2022.

In mid-December 2021, we issued another five-year domestic unsecured corporate bonds totaling NT$5,000 million, with a face value of NT$1 million per unit. Interest is due and payable annually at 0.63%, and the principal will be repayable in December 2026 upon maturity. The proceeds of this bond offering were used for purchasing machinery and equipment. As of December 31, 2024, NT$5,000 million aggregate principal amount of these bonds were outstanding.

In mid-September 2023, we issued another five-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. Interest is due and payable annually at 1.62%, and the principal will be repayable in September 2028 upon maturity. The proceeds of this bond offering were used for green building. As of December 31, 2024, NT$10,000 million aggregate principal amount of these bonds were outstanding.

Operating Activities

In 2024, net cash provided by operating activities was NT$93,872 million (US$2,863 million), primarily due to net income before income tax of NT$57,045 million (US$1,740 million) and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$48,168 million (US$1,469 million).

In 2023, net cash provided by operating activities was NT$86,000 million, primarily due to net income before income tax of NT$68,450 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$40,484 million.

In 2022, net cash provided by operating activities was NT$145,861 million, primarily due to net income before income tax of NT$109,626 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$44,170 million.

Investing Activities

In 2024, net cash used in investing activities was NT$85,941 million (US$2,621 million), primarily due to cash used for acquisition of property, plant and equipment amounting to NT$88,544 million (US$2,700 million).

In 2023, net cash used in investing activities was NT$97,787 million, primarily due to cash used for acquisition of property, plant and equipment amounting to NT$91,474 million and net increase of financial assets measured at amortized cost amounting to NT$5,617 million.

In 2022, net cash used in investing activities was NT$54,427 million, primarily due to cash used for acquisition of property, plant and equipment amounting to NT$80,128 million and partially offset by net decrease of financial assets measured at amortized cost amounting to NT$28,497 million.

Financing Activities

In 2024, net cash used in financing activities was NT$39,200 million (US$1,195 million), primarily due to NT$37,586 million (US$1,146 million) for cash dividend payment.

In 2023, net cash used in financing activities was NT$29,086 million, primarily due to NT$45,015 million for cash dividend payment and NT$21,209 million for payment of other financial liabilities, partially offset by NT$17,388 million due to net increase in bank loans, NT$10,423 million due to net increase in guarantee deposits and NT$9,989 million due to bonds issued.

In 2022, net cash used in financing activities was NT$57,255 million, primarily due to NT$37,445 million for cash distributed from additional paid-in capital and net decrease of bank loans of NT$20,782 million.

We had bonds payable of NT$30,052 million (US$916 million) in the aggregate as of December 31, 2024.

The following table sets forth our outstanding long-term bank loans as of December 31, 2024:

	Unsecured long-term bank loans		Secured long-term bank loans
	(in NT$ millions)	(in US$ millions)	(in NT$ millions)	(in US$ millions)
Due in 2025	2,462	75	3,066	94
Due in 2026	2,891	88	2,577	79
Due in 2027	2,642	80	2,098	64
Due in 2028	5,312	162	1,916	58
Due in 2029	12,597	384	824	25
Due in 2030 & thereafter	53	2	39	1

The interest rates of our long-term bank loans range from 1.53% to 5.49%.

As of December 31, 2024, the current or exchangeable portion of bonds due within one year was NT$5,467 million (US$167 million), and the current portion of long-term bank loans due within one year was NT$5,528 million (US$169 million).

Capital Expenditures

We will continue to employ a ROI-driven approach in our capital expenditure planning as our expansion projects will be supported by customers who have signed multi-year supply agreements with us. As of December 31, 2024, our construction contracts amounted to NT$70,946 million (US$2,164 million) and the portion of the contracts not yet recognized was approximately NT$15,220 million (US$464 million). In 2022, 2023 and 2024, we incurred capital expenditures of approximately NT$82,420 million, NT$94,087 million and NT$91,052 million (US$2,777 million), respectively, primarily to purchase equipment for research and development and production at our fabs.

During April 2021, we announced an expansion of 300mm Fab 12A Phase 6 (P6) in Taiwan’s Southern Taiwan Science Park through a collaboration model where the program is supported by customers’ multi-year product alignment. As part of the agreement, these customers will provide us with a loading protection mechanism to ensure that P6 fab utilization rates will be maintained at healthy levels. In addition, on February 24, 2022, our board of directors approved a plan to build a new advanced manufacturing facility next to its existing 300mm fab (Fab12i) in Singapore. The first phase of this greenfield fab will enter production ramp in January 2026. The new fab (Fab12i P3) will provide 28nm and 22nm process technologies.

Contractual Obligations

Our material cash requirement for known contractual obligation came from bonds, loans, lease obligation, commitment for purchase obligations, the guarantee deposits and financial liability for the repurchase of other investors’ investments. As of December 31, 2024, the total contractual cash obligations, including the amounts which has yet been recorded on our balance sheet as of December 31, 2024, are NT$207,814 million, among which NT$78,050 million will be due within one year and NT$129,764 million will be due after one year.

In addition, as part of the normal course of business, we have entered into multi-year contract to purchase renewable energy. We will purchase more than 30 billion kilowatt-hours of Offshore Wind Power over least 30 years. The amounts to be paid under this contract will be based on the actual volumes of electricity to be generated by the power generation equipment specified in the contract. Our payment obligations under this contract are not readily determinable.

Transactions with Related Parties

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 7 to our audited consolidated financial statements included in this Annual Report.

C.	Research, Development, Patents and Licenses

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$12,953 million, NT$13,284 million and NT$15,616 million (US$476 million) in 2022, 2023 and 2024, respectively, in research and development, which represented 4.6%, 6.0% and 6.7%, respectively, of operating revenues for such years. Following our operation and development planning, our IP division has formulated strategies and plans for the protection and development of intellectual property to promote the steady growth of the number of patent rights. Status on the implementations is reported to the board of directors at least once a year. We were granted a total of 364 domestic and foreign patents in 2024, 251 of which are US patents, 29 ROC (Taiwan) patents, 61 China patents, and 23 patents from the rest of the world. The total accumulated number of our patents is 15,560, which can provide a thorough and strong IP foundation for our technologies.

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

Please refer to “Item 5. Operating and Financial Review and Prospects—Overview” for a discussion of the most significant recent trends in our production, sales, costs and selling prices. In addition, please refer to discussions included in this Item 5 for a discussion of known trends, uncertainties, demands, commitments and events that we believe are reasonably likely to have a material effect on our operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

Please refer to Note 5 to our audited consolidated financial statements included elsewhere in this Annual Report.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age, position, tenure and biography of each of our directors and executive officers as of March 31, 2025. There is no family relationship among any of these persons.

The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Year(s) with Us
Stan Hung	64	Chairman, Director and Chief Strategic Officer	33
SC Chien	67	Co-president and Director (Representative of Hsun Chieh Investment Co., Ltd.)	36
Jason Wang	62	Co-president and Director (Representative of Silicon Integrated Systems Corp.)	17
Lih J. Chen (1)	78	Independent Director	7
Jyuo-Min Shyu (1)	71	Independent Director	7
Kuang Si Shiu (1)	73	Independent Director	4
Wen-Shin Hsu (1)	48	Independent Director	4
Ling-Ling Wu (1)	60	Independent Director	1
Su Lin Wang (1)	63	Independent Director	1
Chitung Liu	59	Chief Financial Officer, Senior Vice President and Head of Corporate Governance	24

(1)	Member of the audit committee and remuneration committee.

Stan Hung is a director, Chief Strategic Officer and the Chairman of our company. Mr. Hung was our chief financial officer and senior vice president from 2000 to 2007. He was also the Chairman of ITE TECH. INC. from 2007 to 2008 and a director of EPISTAR Corporation from 2007 to 2016. Prior to re-joining United Microelectronics Corporation in 1991, Mr. Hung was a financial manager at Optoelectronics Corporation. He is also the chairman and strategic officer of Faraday Technology Corporation and Silicon Integrated Systems Corp., the chairman of Fortune Venture Capital Corp., TLC Capital Co. Ltd., UMC Capital Corp., the director & legal representative of SiS Semiconductor (Shandong) Co., Ltd. and UnitedDS Semiconductor (Shandong) Co., Ltd., a director of Triknight Capital Corporation and United Microelectronics (Europe) B.V. Mr. Hung received a bachelor’s degree in accounting from Tam Kang University in 1982.

SC Chien is a director and the President of our company. Mr. Chien joined UMC in 1989 and has been responsible for overseeing departments involved in advanced technology development, specialty technology development and customer engineering. Mr. Chien is a representative institutional director for Hsun Chieh Investment Co., Ltd. and he is also a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., Unimicron Technology Corp., UMC Capital Corp and Wavetek Microelectronics Corporation. Mr. Chien received a bachelor’s degree in chemical engineering from National Taiwan University.

Jason Wang is a director and the President of our company. Mr. Wang is a representative institutional director for Silicon Integrated Systems Corp. and has also served on the board of directors of UMC GROUP (USA) since 2004. Mr. Wang joined UMC as Vice President of Corporate Marketing in 2008, and from 2009 to 2014, served as President of UMC GROUP (USA) responsible for business operation efficiency enhancement and UMC North America strategic business development. Mr. Wang is also a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., United Microelectronics (Europe) B.V., UMC Capital Corp., United Microtechnology Corporation (California) and eJoule International Limited. Mr. Wang did his undergraduate study in Business Administration at San Jose State University.

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

Kuang Si Shiu is an independent director of our company. Mr. Shiu is also an independent director of Yuanta Financial Holdings Co., Ltd. and Yuanta Commercial Bank Co., Ltd, a director of Cannan Cilai Co., Ltd., as well as a supervisor of The Promised Land Foundation, Yu Cheng Investment Co., Ltd. and Ti Mo Tai Investment Co., Ltd. Mr. Shiu served in financial institutions for over 30 years, and he was also formerly the chairman and president of Mega Financial Holding Co., Ltd. and Mega International Commercial Bank Co., Ltd., chairman of Hua Nan Financial Holdings Co., Ltd., Hua Nan Commercial Bank Ltd. and Land Bank of Taiwan Co., Ltd. Mr. Shiu received a MBA degree in Indiana University in 1978.

Wen-Shin Hsu is an independent director of our company. Professor Hsu is a professor at the Department of Accounting at National Taiwan University. Professor Hsu is the Director of Global MBA in National Taiwan University from 2019, and Associate Dean of International affairs of College of Management School in National Taiwan University from 2020. Professor Hsu concurrently serves as an independent director of Unitech Printed Circuit Board Corp., and ANT Precision Industry Co., Ltd., also the Senior Executive Vice President and Chief Financial Officer of Chunghwa Telecom Co., Ltd. Professor Hsu received a Ph.D. degree in Accounting & Finance from Lancaster University in 2006.

Ling-Ling Wu is an independent director of our company. Professor Wu is a professor at the Department of Information Management at National Taiwan University. Professor Wu was an independent director of Faraday Technology Corp., Unimicron Technology Corp., ITE Technology Inc., Crystalwise Technology Inc and Hycon Technology Corp. Professor Wu received a Ph.D. degree in Psychology from University of Chicago in 1995.

Su Lin Wang is an independent director of our company. Mrs. Wang is an Adjunct Specialist Professor at Institute of International Business at National Cheng Kung University and concurrently serves as an independent director of Jess-Link products Co., Ltd. and AVerMedia Technologies, Inc., also the President of MAYO Human Capital Inc. Mrs. Wang was Senior Vice President & Corp. CFO of Delta Electronics., Inc. During her service period, Mrs. Wang assisted to spin off the group’s business unit into an independent subsidiary and to list the company in Hong Kong Stock Exchange. She also established a matrix management organization to enable regional units and business units to collaborate and improve operational performance. Mrs. Wang received a Master in Finance of National Taiwan University in 2004.

Chitung Liu is the Chief Financial Officer and the Senior Vice President of our company. On March 6, 2019, Mr. Chitung Liu was appointed as our Head of Corporate Governance. Prior to joining our company in 2001, Mr. Liu was a managing director of UBS. Mr. Liu is the chairman of Hejian Technology (Suzhou) Co., Ltd., United Semiconductor (Xiamen) Co., Ltd. and a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., Unimicron Technology Corp., Yann Yuan Investment Co., Ltd., UMC Group (USA), Green Earth Limited, ECP Vita Pte. Ltd., UMC Capital Corp. and United Microchip Corporation. Mr. Liu received an executive MBA degree from National Taiwan University in 2009.

B.	Compensation

The aggregate compensation paid and benefits in kind granted to our directors in 2024 were approximately NT$49 million (US$1.5 million). The remuneration was out of our 2024 earnings distribution plan, and the distribution percentage for directors is 0.1%. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.” Some of the remuneration was paid to the legal entities that certain directors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2024 were approximately NT$1,230.4 million (US$37.5 million), which include NT$482 million (US$14.7 million) as bonus. The aggregate compensation paid and benefits in kind granted to our directors and senior management in 2024 were approximately NT$1,279.4 million (US$39 million), which include NT$482 million (US$14.7 million) as bonus.

C.	Board Practices

All of our directors were elected in May 2024 for a term of three years at our annual general meeting of shareholders. Neither we nor any of our subsidiaries has entered into a contract with any of our directors by which our directors are expected to receive benefits upon termination of their services.

Audit Committee

Our board of directors established an audit committee in March 2005. In the annual general meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an audit committee. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Directors”. After the re-election of directors in the annual general meeting on May 30, 2024, our board of directors appointed Lih J. Chen, Jyuo-Min Shyu, Kuang Si Shiu, Wen-Shin Hsu, Ling-Ling Wu and Su Lin Wang to be members of the audit committee. Each audit committee member is an independent director who is financially literate with accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Pursuant to an audit committee charter, the audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our internal audit function and independent auditors, and overseeing the accounting policies and financial reporting and disclosure practices of our company. The audit committee also has the authority to engage special legal, accounting or other consultants it deems necessary in the performance of its duties.

Remuneration Committee

The R.O.C. Securities and Exchange Act, as amended on November 24, 2010, further introduced the mechanism of a “Remuneration Committee,” which requires publicly listed companies in the R.O.C., including our company, to adopt a remuneration committee. Pursuant to the Regulations Governing the Establishment and Exercise of Powers by Remuneration Committees of Public Companies, the remuneration committee shall be composed of no less than three members commissioned by the board of directors. In addition, for a company with independent directors, such as us, at least one of the remuneration committee members shall be an independent director. We established a remuneration committee in accordance with Article 14-6 of the R.O.C. Securities and Exchange Act on April 27, 2011. We amended our articles of incorporation to implement the mechanism of our remuneration committee during the annual general meeting held on June 15, 2011. After the re-election of directors in the annual general meeting on May 30, 2024, our board of directors appointed Lih J. Chen, Jyuo-Min Shyu, Kuang Si Shiu, Wen-Shin Hsu, Ling-Ling Wu and Su Lin Wang to serve as members of the remuneration committee.

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

Nominating Committee

Our board of directors established a nominating committee in December 2017. Our nominating committee consists of Lih J. Chen, Jyuo-Min Shyu, Kuang Si Shiu, Wen-Shin Hsu, Ling-Ling Wu and Su Lin Wang, each of whom is an independent director. The nominating committee is to assist the board to enhance the management mechanism and improve corporate governance for our sustainable development. The objectives of our nominating committee include: (i) to constitute the nomination policy and succession plans of the directors and the executives, and to review and propose the candidate list of the directors and the executives accordingly, (ii) to construct and to develop the operation of our board and the board committees, as well as to plan and assess the performance of the board, the board committees and the executives, and (iii) to enhance the corporate governance system and practices in order to protect the interests of our shareholders.

D.	Employees

As of December 31, 2024, we had 19,016 employees, which included 12,128 engineers, 6,057 technicians and 831 administrative staff performing administrative functions on a consolidated basis, where a majority of the employees work from our Taiwan R.O.C. offices and facilities. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	Years Ended December 31,
	2022	2023	2024
Employees
Engineers	12,390	12,336	12,128
Technicians	7,461	6,662	6,057
Administrative Staff	829	835	831

Total	20,680	19,833	19,016

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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On February 26, 2025, our board of directors proposed an employee bonus in cash in the aggregate amount of NT$4,509.6 million (US$137.5 million) in relation to retained earnings in 2024.

Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E.	Share Ownership

As of March 31, 2025, each of our directors and executive officers held common shares and/or ADSs of UMC, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for our independent directors Lih J. Chen, Jyuo-Min Shyu, Kuang Si Shiu, Wen-Shin Hsu, Ling-Ling Wu and Su Lin Wang. As of March 30, 2025, our most recent record date, Hsun Chieh Investment Co., Ltd. held approximately 441 million of our common shares, representing approximately 3.51% of our issued and outstanding share capital; Silicon Integrated Systems Corp. held approximately 267 million of our common shares, representing approximately 2.12% of our issued and outstanding share capital; and Chairman Mr. Hung held approximately 59 million of our common shares, representing approximately 0.47% of our issued and outstanding share capital.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

On October 25, 2023, the remuneration committee of our board of directors approved an Incentive Based Compensation Clawback Policy providing for the Company’s recoupment of recoverable incentive compensation that is received by covered Officers of the Company under certain circumstances, in compliance with Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder and NYSE Section 303A.14. See Exhibit 97.1 to this Annual Report. The Company has not recouped compensation, or attempted to recoup compensation, from any employee to date.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of (i) March 30, 2025, our most recent record date, and (ii) as of certain record dates in each of the preceding two years, for (1) the shareholders known by us to beneficially own more than 2% of our common shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with SEC rules.

	As of April 2, 2023	As of April 1, 2024	As of March 30, 2025
	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned
Name of Beneficial Owner
Capital Tip Customized Taiwan Select High Dividend ETF	0.01%	2.48%	774,212,000	6.16%
Hsun Chieh Investment Co., Ltd. (1)	3.53%	3.52%	441,371,000	3.51%
Silicon Integrated Systems Corp.	2.13%	2.13%	266,580,424	2.12%
Directors and executive officers as a group	6.83%	6.86%	860,094,456	6.85%

(1)	36.49% owned by United Microelectronics Corporation as of March 31, 2025.

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

The following table shows our aggregate equity ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of March 30, 2025.

Name	Ownership %
Silicon Integrated Systems Corp.	17.99
Faraday Technology Corp.	13.80

We provide foundry services to these fabless design companies and the sales price was determined through arms-length negotiation and mutual agreement in reference to market conditions. We generated total of NT$5,784 million, NT$3,022 million and NT$3,611 million (US$110 million) of our operating revenues in 2022, 2023 and 2024, respectively, from the provision of our foundry services to these two companies. For more information of related party transactions, please refer to Note 7 to our audited consolidated financial statements included in this Annual Report.

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

On August 31, 2017, the Taichung District Prosecutors Office indicted us based on the Trade Secret Act of R.O.C., alleging that our employees misappropriated the trade secrets of Micron Technology, Inc., or Micron, and of Micron Memory Taiwan Co., Ltd. On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that we, two of our current employees and a former employee engaged in the misappropriation of trade secrets. We appealed against the sentence. On November 26, 2021, we and Micron announced a settlement agreement between the two companies for all legal proceedings worldwide (the “Settlement Agreement”). Accordingly, Micron submitted a motion to withdraw the case. On January 27, 2022, the Intellectual Property and Commercial Court announced its ruling of this case and we were sentenced to a fine of NT$20 million, subject to a two-year term of probation. On January 27, 2024, we completed the probation period successfully and the sentence has been terminated.

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

On January 12, 2018, we filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, Micron (Xi’an) Co., Ltd. and Micron (Shanghai) Trading Co., Ltd., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe our patent rights. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial. In accordance with the Settlement Agreement, we submitted a motion to withdraw the case and the application for injunctive procedure. On March 28, 2024, the court approved our withdrawal of actions and the application for injunctive procedure.

The amounts of aforementioned fine from ruling of the Intellectual Property and Commercial Court and the worldwide settlement between us and Micron were recorded in non-operating other losses and have no material financial and operational effect on our business for the years presented.

Other than the abovementioned legal proceedings, we are not currently involved in any litigation or other proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.” On June 12, 2018, our shareholders approved a cash dividend of NT$0.7 per common share for an aggregate of NT$8,557,023,101. On June 12, 2018, our board of directors resolved to adjust the cash dividend ratio to NT$0.71164307 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common shares. On June 12, 2019, our shareholders approved a cash dividend of NT$0.58 per common share for an aggregate of NT$6,916,104,855. On June 19, 2019, our board of directors resolved to adjust the cash dividend ratio to NT$0.58989396 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common shares. On June 10, 2020, our shareholders approved a cash dividend of NT$0.75 per common share for an aggregate of NT$9,765,154,720. On June 29, 2020, our board of directors resolved to adjust the cash dividend ratio to NT$0.80395653 per common share because the number of outstanding common shares had changed as a result of our repurchase of treasury common share and the conversion of convertible bonds. On July 7, 2021, our shareholders approved a cash dividend of NT$1.60 per common share for an aggregate of NT$19,875,842,389. On July 7, 2021, our board of directors resolved to adjust the cash dividend ratio to NT$1.59988820 per common share because the number of outstanding common shares had changed as a result of cancellation and issuance of Restricted Stock Awards. On May 27, 2022, our shareholders approved to distribute cash from additional paid-in capital of NT$3.0 per common share for an aggregate of NT$37,446,370,452. On May 31, 2023, our shareholders approved a cash dividend of NT$3.60 per common share for an aggregate of NT$45,017,096,342. On June 7, 2023, our board of directors resolved to adjust the cash dividend ratio to NT$3.60046348 per common share because the number of outstanding common shares had changed as a result of cancellation of Restricted Stock Awards. On May 30, 2024, our shareholders approved a cash dividend of NT$3.0 per common share for an aggregate of NT$37,587,101,925. On June 12, 2024, our board of directors resolved to adjust the cash dividend ratio to NT$3.00011747 per common share because the number of outstanding common shares had changed as a result of cancellation of Restricted Stock Awards. On February 26, 2025, our board of directors proposed dividends of NT$35,787,597,878 (approximately NT$2.85 per common share), which are expected to be approved at our annual general meeting on May 28, 2025.

The following table sets forth the cash dividends per share and stock dividends per share as a percentage of common shares outstanding paid during each of the years indicated in respect of common shares outstanding at the end of each such year, except as otherwise noted.

	Cash Dividend per Share	Stock Dividend per Share	Total Number of Common Shares Issued as Stock Dividend	Number of Outstanding Common Shares at Year End
	NT$	NT$
2016	0.56501906	—	—	12,624,318,715
2017	0.50	—	—	12,624,318,715
2018	0.71164307	—	—	12,424,318,715
2019	0.58989396	—	—	11,724,318,715
2020	0.80395653	—	—	12,422,401,493
2021	1.59988820	—	—	12,483,247,566
2023	3.60046348	—	—	12,529,822,160
2024	3.00011747	—	—	12,560,716,404

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

As of March 31, 2025, there were a total of 86,635,010 ADSs listed on the NYSE. With certain limited exceptions, holders of common shares who are not R.O.C. persons are required to hold these common shares through a brokerage or custodial account in the R.O.C. As of March 31, 2025, 433,175,050 common shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2025, 86,619,609 ADSs representing these 433,098,045 common shares were held of record by Cede & Co., and 15,401 ADSs were held by U.S. registered shareholders. We have no further information as to common shares held or beneficially owned by U.S. persons.

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

Directors

The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our business. As of March 31, 2025, our board of directors consisted of nine directors, out of which six are independent directors. In the annual general meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual general meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an audit committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our shareholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at an annual general meeting involving the election of directors. Pursuant to the R.O.C. Company Act, entity that owns our common shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our shareholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. As of March 31, 2025, two of our nine directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

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

Common Shares

As of December 31, 2024, our authorized share capital was NT$260 billion, divided into 26 billion common shares, of which 12,560,716,404 common shares were issued and outstanding. All common shares presently issued are fully paid and in registered form, and existing shareholders are not subject to any capital calls. We do not have any outstanding warrants or option to purchase our common shares.

Restricted Share Awards & Employee Compensation Program

To retain our employees, we issue equity-based compensation to the selected employees and management. The restricted shares will be awarded to if the financial performance meets (i) return on equity (ROE%) and (ii) operating margin (OM%) criteria set forth in the Restricted Stock Awards Program.

The return on equity (ROE%) and operating margin (OM%) are used as performance indicators for the operational goals of the Company. The performance target for the two indicators are listed below, which shall be simultaneously fulfilled. Determination of fulfillment of the indicators will be based on the consolidated financial statements, audited by a certified public accountant, for the last fiscal year prior to the end of each vesting period.

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

For the restricted share awards approved by the board of directors in 2022, the following performance indicators will be used as operational goals for the Company: return on equity (ROE%), earnings per share (EPS) and Morgan Stanley Capital International (MSCI) annual ESG ratings. The performance targets and weighting for the indicators are listed below. Target are set for each indicator. Indicators that have achieved the target value, the number of vested shares in the year is calculated according to the corresponding weighting. Otherwise, the corresponding weighting is 0%. The performance period refers to the fiscal year of the most recent annual financial statement audited by a certified public accountant before the vesting date. Performance indicators are based on the consolidated financial statements audited by a certified public accountant corresponding to the period required by the indicators.

Effective Date of Equity Based Compensation: October 6, 2022

Effective Date of Share Distribution: December 5, 2022

Equity Based Compensation Shares: 23.0595 million shares

Effective Date of Share Distribution: December 5, 2023

Equity Based Compensation Shares: 26.7275 million shares

Indicator	Weighting	Target
Return on Equity (ROE%)	30%	Higher than the Company’s average of the previous three years (Note 1)
Earnings Per Share (EPS)	30%	Higher than the Company’s average of the previous three years (Note 1)
Morgan Stanley Capital International (MSCI) Annual ESG rating	40%	Rating is A or greater (Note 2)

Note 1. Comparing the performance period with the average of the preceding three years.

Note 2. The year of MSCI annual ESG rating is consistent with the performance period defined in the return on equity and earnings per share.

For the restricted share awards approved by the board of directors in 2024, the following performance indicators will be used as operational goals for the Company: earnings per share (EPS), total shareholder return (TSR) and ESG. The performance targets and weighting for the indicators are listed below. Target are set for each indicator. Indicators that have achieved the target value, the number of vested shares in the year is calculated according to the corresponding weighting. Otherwise, the corresponding weighting is 0%. The performance period refers to the fiscal year of the most recent annual financial statements audited by a certified public accountant before the relevant vesting date. Performance indicators are based on the consolidated financial statements audited by a certified public accountant corresponding to the period required by the indicators.

Effective Date of Equity Based Compensation: October 8, 2024

Effective Date of Share Distribution: December 5, 2024

Equity Based Compensation Shares: 32.9560 million shares

Indicator	Weighting	Target
Earnings Per Share (EPS)	30%	Higher than the Company’s average of the previous three years (Note 1)
Total Shareholder Return (TSR) (Note 2)	30%	The Company’s TSR compared to the TWSESCI Index TSR: • Greater than or equal to the TWSESCI Index TSR: 100% • Less than the TWSESCI Index TSR: 0%
ESG	40%

100% if both of the following goals are met; otherwise, 0%. The conditions are as follows:

•  Greenhouse gas (GHG) emissions (Note 3)

On the job for 2 years after granted: Reduce 14% or more in year 2025;

On the job for 3 years after granted: Reduce 16% or more in year 2026;

On the job for 4 years after granted: Reduce 18% or more in year 2027.

•  Female directors reach one-third or more of the Board. (Note 4)

Note 1. Comparing the performance period with the average of the preceding three years. The average of the preceding three years is calculated by taking the EPS of each year to infinite decimal places and then rounding the resulting average to four decimal places.

Note 2. The TSR is calculated based on the share prices of the Company (Ticker: 2303 TT) and the Taiwan Semiconductor Index (Ticker: TWSESCI Index) during the performance period, with the initial share price defined as the average stock price of the previous 30 trading days up to and including the first day of the performance period, and the ending share price defined as the average stock price of the previous 30 trading days up to and including the last day of the performance period, plus the dividends (if any). Stock price and dividend information are based on the Taiwan Stock Exchange and Bloomberg Financial Database.

Note 3. GHG emissions take year 2020 as the base year, with the calculation scopes defined under GHG Protocol, including direct emissions (Scope 1) and indirect emissions from purchased or acquired energy (Scope 2) defined by GHG Protocol, and the reduction performance is calculated under a full-capacity production scenario.

Note 4. Based on the list of board members on each vesting date.

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

Transfer of Common Shares

Under the R.O.C. Company Act, a company may issue individual share certificates or no certificate at all, to evidence common shares. Our articles of incorporation provide that we may deliver common shares in book-entry form instead of by means of issuing physical share certificates. We have issued our common shares in uncertificated/scripless form since 2007. Therefore, the transfer of our common shares is carried out on the book-entry system. The settlement of trading of our common shares is normally carried out on the book-entry system maintained by the Taiwan Depository and Clearing Corporation. Transferees must have their names and addresses registered on our register in order to assert shareholder’s rights against us. Our shareholders are required to file their respective specimen seals with our share registrar, Horizon Securities Co., Ltd.

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

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans disclosed in “Item 16E—Purchase Of Equity Securities By The Issuer And Affiliated Purchasers.” We may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our common shares. Historically, we have cancelled some of the repurchased common shares and transferred some of the repurchased common shares to our employees as employee compensation. From June 8, 2020 through August 7, 2020, we purchased 105 million of our common shares on the Taiwan Stock Exchange at an average price of NT$15.98 per share to transfer to our employees as employee compensation. During 2022, 2023, and 2024, we did not purchase any of our common shares, and transfer such common shares that we repurchased under these plans to our employees as employee compensation.

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

Patent and Technology Licenses

We value and protects intellectual property rights. With over 40 years of commitment to developing and securing semiconductor patents, we have achieved a predominant position in the semiconductor industry. We also enter into patent or technology license contracts with major semiconductor or technology patent holders to ensure that our customers are not subject to the risk of wafer process infringement. The following are patent licensing contracts received and given by us:

Contract Type	Contracted Party	Contract Period	Key Content	Restrictive Clause

Patent cross-license	International Business Machines Corporation	Jun. 25, 2009~ Jun. 30, 2029	Patent cross-licensing for semiconductor process, semiconductor device and semiconductor design.	None

Technology license	International Business Machines Corporation	From Jun. 29, 2012	IBM licensed its 20nm CMOS and FinFET technology to UMC.	None

Patent license	Conversant Intellectual Property Management Inc. & Conversant IP (Taiwan) Inc.	From Feb. 08, 2018	License for specific patents.	None

Patent cross-license	International Business Machines Corporation	Jun. 13, 2013~ Dec. 30, 2035	Patent cross-license for semiconductor process, semiconductor device and semiconductor design.	None

Technology license	Hejian Technology (Suzhou) Co., Ltd.	Jul. 11, 2013~ Jul. 10, 2028	UMC licensed its 0.13um process technology to Hejian Technology (Suzhou) Co., Ltd.	UMC signed and implemented the contract in accordance with the scope approved by the Department of Investment Review, Ministry of Economic Affairs.

Patent cross-license	Katana Silicon Technologies, LLC	From Nov. 05, 2019	License for specific patents.	None

Technology license	United Semiconductor (Xiamen) Co., Ltd.	Apr. 01, 2017~ Mar. 31, 2032	UMC licensed its 28nm process technology to United Semiconductor (Xiamen) Co., Ltd.	UMC signed and implemented the contract in accordance with the scope approved by the Department of Investment Review, Ministry of Economic Affairs.

Technology license	United Semiconductor (Xiamen) Co., Ltd.	Nov. 23, 2018~ Nov. 22, 2028	UMC licensed its 80/90nm process technology to United Semiconductor (Xiamen) Co., Ltd.	UMC signed and implemented the contract in accordance with the scope approved by the Department of Investment Review, Ministry of Economic Affairs.

Patent cross-license	Polaris Innovation Limited	From Mar. 20, 2020	License for specific patents.	None

Construction

Contract Type	Contracted Party	Contract Date	Key Content	Restrictive Clause

Construction	L&K Engineering Co., Ltd., Mega Union Technology Inc. and others.	From Jan. 2021	For building the facilities of Fab 12A in the Southern Taiwan Science Park, UMC signed construction contracts with the vendors including but not limited to those major vendors listed in the second column. The total contracted amount exceeded NT$6.8 billion.	None

Construction	ECOVE Environment Services Corporation	From Jan. 2023	For building the solvent treatment facilities of Fab 12A in the Southern Taiwan Science Park, UMC signed construction contracts with the vendor listed in the second column. The total contracted amount exceeded NT$683 million.	None

Construction	Gang-Wei Construction Ltd.	From Feb. 2023	For building the facilities of Fab 12A in the Southern Taiwan Science Park, UMC signed construction contracts with the vendor listed in the second column. The total contracted amount exceeded NT$905 million.	None

Construction	Gang-Wei Construction Ltd.	From Jun. 2022	For building the facilities of Fab 12A in the Southern Taiwan Science Park, UMC signed construction contracts with the vendor listed in the second column. The total contracted amount exceeded NT$697 million.	None

Construction	Liying Environmental Protection Technology Co.,Ltd. ECOVE Environment Services Corporation	From Apr. 2024	For building the sludge treatment and waste solvent treatment facilities of Fab 12A in the Southern Taiwan Science Park, UMC signed construction contracts with the vendor listed in the second column. The total contracted amount exceeded NT$603 million.	None

Other Agreements

Contract Type	Contracted Party	Contract Date	Key Content	Restrictive Clause

Other	Chenya Power Co., Ltd., Holdgood Energy Co., Ltd.	From Jan. 2024	For procuring the solar photovoltaic systems, UMC signed construction contracts with the vendors listed in the second column. The total contracted amount exceeded NT$5.39 billion.	None

Other	Fengmiao Wind Power Co., Ltd.	From Dec. 2024	For procuring the offshore wind power, UMC signed contracts with the vendors listed in the second column.	None

D.	Exchange Controls

Foreign Investment and Exchange Controls in Taiwan

We have extracted from publicly available documents the information presented in this section. Please note that citizens of the People’s Republic of China and entities organized in the People’s Republic of China are subject to special R.O.C. laws, rules and regulations, which are not discussed in this section.

General

Historically, foreign investments in the securities market of Taiwan were restricted. However, commencing in 1983, the Taiwan government has from time to time enacted legislation and adopted regulations to make foreign investment in the Taiwan securities market possible. Initially, only overseas investment trust funds of authorized securities investment trust enterprises established in Taiwan were permitted to invest in the Taiwan securities market. Since January 1, 1991, qualified foreign institutional investors are allowed to make investments in the Taiwan public securities market. Since March 1, 1996, non-resident foreign institutional and individual investors, called “general foreign investors,” are permitted to make direct investments in the Taiwan public securities market. On September 30, 2003, the Executive Yuan amended the Regulations Governing Investment in Securities by Overseas Chinese and Foreign Nationals, or the Investment Regulations, under which the “Qualified Foreign Institutional Investors,” or QFII, designations have been abolished and the restrictions on foreign portfolio investors have been revised. According to the Investment Regulations, “Foreign Institutional Investor,” or FINI, means an entity which is incorporated under the laws of countries other than the R.O.C. or the branch of a foreign entity that is established within the territory of the R.O.C., and “Foreign Individual Investor,” or FIDI, means an overseas Chinese or a foreign natural person. In addition, the Investment Regulations also lifted some restrictions and simplified procedures of investment application.

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

In addition to the general restrictions against direct investments by foreign investors in R.O.C. companies, foreign investors are currently prohibited from investing in certain prohibited industries in Taiwan under the “Negative List.” The prohibition on direct foreign investment in the prohibited industries in the Negative List is absolute in the absence of a specific exemption from the application of the Negative List. Under the Negative List, some other industries are restricted so that foreign investors may directly invest only up to a specified level and with the specific approval of the relevant authority responsible for enforcing the legislation that the Negative List is intended to implement. Our business does not operate in a restricted industry under the Negative List.

In June 2009, the R.O.C. MOEA further allowed PRC persons to make direct investments in Taiwan. However, such direct investment is still subject to various restrictions, such as that only the industries listed in the Positive List, as promulgated by the Executive Yuan, are legally permitted targets and that all the PRC persons who wish to make direct investments in the R.O.C. are required to submit an “investment approval” application to the Department of Investment Review of the R.O.C. MOEA.

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

Aside from trade-related foreign exchange transactions, R.O.C. companies and residents may remit to and from Taiwan foreign currencies of up to US$100 million (or its equivalent) and US$10 million, (or its equivalent) respectively in each calendar year; provided, however, that depending on the economic and financial situation as well as the need to maintain the order of foreign exchange market, the CBC may, at its discretion, to adjust such limits. These limits apply to remittances involving a conversion between NT dollars and U.S. dollars or other foreign currencies. A requirement is also imposed on all private enterprises to register all medium- and long-term foreign debt with the CBC.

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

Capital Gains

In 2015, an amendment to the R.O.C. Income Tax Act then in effect, which deleted the provisions regarding the capital gain from securities transaction, was adopted and took effect from January 1, 2016. Accordingly, under the R.O.C. law currently in effect, gains realized on R.O.C. securities transactions are primarily exempt from income tax.

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

Tax Reform

An amendment to the R.O.C. Income Tax Act was enacted on January 1, 1998, to integrate the corporate income tax and the shareholder dividend tax with the aim of eliminating the double taxation effect for resident shareholders of Taiwanese corporations. In order to improve Taiwan’s tax system and to keep up with the trend of international tax reform, the R.O.C. Income Tax Act was further amended in 2018 to replace the old tax system which integrated the corporate income tax and the shareholder dividend tax. Except for limited exceptions, the amendment took effect retroactively from January 1, 2018.

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

•	an individual who is a citizen or resident of the United States;

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

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

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

Taxation of Dividends

Except as discussed below with respect to the passive foreign investment company rules, the amount of distributions (including amounts withheld in respect of R.O.C. withholding taxes) you receive on your common shares or ADSs (other than certain pro rata distributions of common shares or ADSs to all shareholders, including holders of ADSs) will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. Such income (including withheld taxes) will be includible in your gross income as ordinary income on the day you actually or constructively receive it, which in the case of an ADS will be the date actually or constructively received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. You will not be entitled to claim a dividend received deduction with respect to distributions you receive from us.

Subject to certain conditions and limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. holders (including individuals) from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on common shares (or ADSs backed by such common shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our common shares, are readily tradable on an established securities market in the United States. Thus, subject to the applicable conditions and limitations and the discussion below with respect to the passive foreign investment company rules, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our common shares will be listed on an established securities market in the United States, we do not believe that dividends we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. Moreover, there can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in later years. Non-corporate U.S. holders will also not be eligible for the reduced rates of taxation on dividends if we are a passive foreign investment company (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Subject to certain conditions and limitations (including a minimum holding period requirement), you may be entitled to a credit against your U.S. federal income tax liability for any R.O.C. taxes that are withheld from dividend distributions made to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to common shares or ADS will generally be considered passive category income from sources outside the United States. The rules governing the foreign tax credit are complex. For example, U.S. Treasury regulations addressing foreign tax credits impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service, or the IRS, are considering proposing amendments to these regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct R.O.C. withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. federal income tax law (including that a U.S. holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

To the extent that the amount of any distribution you receive exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the common shares or ADSs and thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the common shares or ADSs. The balance in excess of adjusted basis, if any, will be taxable to you as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported and treated as a dividend (as discussed above).

It is possible that pro rata distributions of common shares or ADSs to all shareholders, including holders of ADSs, may be made in a manner that is not subject to U.S. federal income tax. In the event that such distributions are tax-free, the basis of any new common shares or ADSs so received will generally be determined by allocating the U.S. holder’s basis in the old common shares or ADSs between the old common shares or ADSs and the new common shares or ADSs, based on their relative fair market values on the date of distribution. For U.S. federal income tax purposes, any such tax-free share or ADS distribution generally would not result in foreign source income to you. Consequently, you may not be able to use a foreign tax credit associated with any R.O.C. withholding tax imposed on such distributions unless you can use the credit against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. You should consult your own tax advisors regarding all aspects of the foreign tax credit.

Taxation of Capital Gains

Except as discussed below with respect to the passive foreign investment company rules, when you sell or otherwise dispose of your common shares or ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the common shares or ADSs and your basis in the common shares or ADSs, determined in U.S. dollars. If you are an individual or other non-corporate holder, and the common shares or ADSs being sold or otherwise disposed of are capital assets that you have held for more than one year, any gain recognized will generally be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

If you pay any R.O.C. securities transaction tax in connection with the sale of common shares, such tax is not treated as an income tax for U.S. federal income tax purposes, and therefore will not be a creditable foreign tax for U.S. federal income tax purposes. You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or PFIC, for 2024 and we do not expect to become one in the foreseeable future, although there can be no assurance in this regard.

In general, a foreign company is considered a PFIC for any taxable year if either:

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

The 50% of value test is generally based on the average of the value of our assets for each quarter during the taxable year. Cash and other assets readily convertible into cash are generally considered passive assets for purposes of this test. If we own at least 25% by value of another corporation’s stock, we will be treated, for purposes of the PFIC rules, as owning our proportionate share of the assets and receiving our proportionate share of the income of that corporation.

In addition, the determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADSs, which is subject to change. A decrease in the price of our common shares and ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold common shares or ADSs, you will be subject to special tax rules discussed below.

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

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If you hold common shares or ADSs in any year in which we are a PFIC, you are generally required to file IRS Form 8621.

If we are a PFIC for any taxable year during which you hold common shares or ADSs and any of our non-U.S. subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

Under certain circumstances, a U.S. holder, in lieu of being subject to the rules discussed above with respect to excess distributions and recognized gains, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange (within the meaning of the applicable Treasury regulations). Under this method, any difference between the stock’s fair market value and its adjusted basis at the end of the year is accounted for by either an inclusion in income or, subject to limitations, a deduction from income, as described below. Under current U.S. Treasury Department guidance, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. You should also note that only the ADSs and not the common shares are listed on the NYSE. Our common shares are listed on the Taiwan Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, in each year that we are a PFIC you will include in income as ordinary income the excess of the fair market value of your common shares or ADSs at the end of the year over your adjusted tax basis in the common shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your common shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss, but such loss will be ordinary only to the extent of the net amount of previously included income as a result of the mark-to-market election, and thereafter will be capital loss.

Your adjusted tax basis in common shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You will not, however, be able to make a mark-to-market election in respect of any lower-tier PFIC as described above. You should consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable under your particular circumstances.

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

Information Reporting and Backup Withholding

In general, unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of your common shares or ADSs and to the proceeds from the sale, exchange or other disposition of your common shares or ADSs that are paid to you within the United States (and in some cases, outside of the United States). Additionally, if you fail to provide your taxpayer identification number and a certification that you are not subject to backup withholding, or fail to report in full dividend and interest income, you may be subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided you furnish the required information to the IRS.

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

The following table provides information as of December 31, 2024 on our market risk sensitive financial instruments.

	As of December 31, 2024
	Carrying Amount	Fair Amount

	(in NT$ millions)
Time Deposits	77,247	77,247
Accounts Receivable (denominated in foreign currency)	24,137	24,137
Accounts Payable (denominated in foreign currency)	3,483	3,483
Bonds Payable	30,052	30,020
Long-term Loans	36,477	36,477

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The tables below provide information of our company as of December 31, 2024 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Dates					As of December 31, 2024
	2025	2026	2027	2028	2029 and thereunder	Total	Fair Value

	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	1,145					1,145	1,145
Average Interest Rate	4.32%					4.32%	4.32%
Fixed Rate (NT$)	1,110					1,110	1,110
Average Interest Rate	1.29%					1.29%	1.29%
Short-term Loans:
Variable Rate (NT$)	8,515					8,515	8,515
Average Interest Rate	1.95%					1.95%	1.95%
Unsecured Long-term Loans:
Variable Rate (NT$)	1,666	2,449	2,642	5,312	12,650	24,719	24,719
Average Interest Rate	1.84%	1.88%	1.92%	1.92%	1.97%	1.94%	1.94%
Variable Rate (US$)	25	14				39	39
Average Interest Rate	5.49%	5.49%				5.49%	5.49%
Secured Long-term Loans:
Variable Rate (NT$)	128	128	90	80	69	495	495
Average Interest Rate	2.64%	2.68%	2.43%	2.35%	1.70%	2.44%	2.44%
Variable Rate (RMB¥)	653	544	446	408	176	2,227	2,227
Average Interest Rate	2.66%	2.66%	2.66%	2.66%	2.66%	2.66%	2.66%
Bonds:
Unsecured (NT$)		5,500				5,500	5,410
Fixed Rate		0.57%				0.57%	0.57%
Unsecured (NT$)		5,000				5,000	4,912
Fixed Rate		0.63%				0.63%	0.63%
Unsecured (NT$)				2,000		2,000	2,000
Fixed Rate				0.63%		0.63%	0.63%
Unsecured (NT$)					2,100	2,100	2,100
Fixed Rate					0.68%	0.68%	0.68%
Unsecured (NT$)				10,000		10,000	9,988
Fixed Rate				1.62%		1.62%	1.62%

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

As of December 31, 2024, we had US$24 million outstanding in foreign currency forward contracts to sell U.S. dollars against NT dollars.

	Expected Maturity Dates						As of December 31, 2024
	2025		2026	2027	2028	2029 and thereunder	Total		Fair Value
	(in millions, except percentages)
Foreign Currency Forward Contracts:
Sell US$ against NT$
Contract Amount	US$	24					US$	24	US$	0
Average Contractual Exchange Rate	US$	1=NT$32.900					US$	1=NT$32.900

We believe we do not have material market risk as of December 31, 2024.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

In addition, an ADS holder shall be responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

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

Depositary Payments

In 2024, pursuant to the terms of the deposit agreement, we received reimbursement of US$2.1 million from JPMorgan Chase & Co., the depositary for our ADR program. The reimbursement was to cover our expense related to ADR program, including:

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

Disclosure Controls and Procedures

For the period ended on December 31, 2024, an evaluation has been performed under the supervision and with the participation of our management, including our Co-presidents and our Chief Financial Officer, regarding the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Co-presidents and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or the COSO criteria, as amended regularly. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2024, which is included immediately following this report.

Changes in Internal Control over Financial Reporting

During 2024, there was no material change to our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of United Microelectronics Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, United Microelectronics Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 24, 2025 expressed an unqualified opinion thereon.

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

April 24, 2025

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Kuang Si Shiu, Wen-Hsin Hsu and Su Lin Wang, three of our independent directors and members of the audit committee, qualify as audit committee financial experts as defined in Item 16A of Form 20-F and are independent in accordance with the applicable requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

The SEC has indicated that the designation of Mr. Shiu, Dr. Hsu and Mrs. Wang as the audit committee financial experts does not: (i) make Mr. Shiu, Dr. Hsu or Mrs. Wang an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Shiu, Dr. Hsu or Mrs. Wang that are greater than those imposed on them as a member of the audit committee and our board of directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the audit committee or our board of directors.

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

	Years ended December 31,
	2023	2024
	NT$	NT$	US$
	(in thousands)
Audit Fees (1)	65,829	71,068	2,167
Audit-related Fees (2)	5,279	6,013	183
Tax Fees (3)	10,035	4,448	136

Total	81,143	81,529	2,486

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Independent Board Members. Under the NYSE listing standards applicable to U.S. companies, independent directors must comprise a majority of the board of directors. We currently have six independent directors out of a total of nine directors on our board of directors. Our standards for determining director independence substantially comply with the NYSE listing standards, which include detailed tests for determining director independence. In addition, even though our independent directors meet in committee meetings of which they are committee members, we do not hold executive sessions of non-management directors. Such requirement is contrary to the R.O.C. Company Act.

Board Committees. Under the NYSE listing standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate committee must develop and recommend to the board a set of corporate governance principles. Our nominating committee currently consists of six of our independent directors. The nominating committee is expected to assist our board to constitute a nomination policy and succession plans of the directors and the executives. We currently do not have a corporate governance committee, as such committee is not required under R.O.C. requirements. Our board of directors is responsible for regularly reviewing our corporate governance standards and practices.

Under the NYSE listing standards, companies are required to have a compensation committee, composed entirely of independent directors. Under the R.O.C. Company Act, however, companies incorporated in the R.O.C. are not required to have a compensation committee with the same standards as the NYSE listing standards, but publicly listed companies in the R.O.C. must have a remuneration committee in accordance with the applicable laws and rules in the R.O.C. We have established a remuneration committee composed of all the independent directors and convened meetings in accordance with the applicable laws and rules in the R.O.C. The remuneration committee is responsible for determining the form and amount of compensation for each of our directors and executive officers under our articles of incorporation and the remuneration committee charter. In addition to the compensation approved at the annual general meeting, in the event we have net income in any fiscal year, we will distribute 0.1% of our earnings after payment of all income taxes, deduction of any past losses and allocation of 10% of our net income for legal reserves, as remuneration to our directors pursuant to our articles of incorporation.

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
We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management and employees. A copy of the insider trading policy has been filed herewith as Exhibit 11.3.

ITEM 16K.	CYBERSECURITY
Risk management and strategy
The assessment, identification and management of material risks from cybersecurity threats are integrated into the Company’s overall risk management processes. The Enterprise Information Security Committee (EISC) is responsible for assessing the risk level of information security and cybersecurity, taking appropriate actions and regularly reviewing the effectiveness of these actions. Cybersecurity risks and related matters are reported to the Enterprise Risk Management Committee, which manages and provides oversight of overall enterprise risk, regularly reviews the possibility of risk occurrence and the potential change of severity over time, and understands and assesses the effectiveness of risk management programs and related control operations.
We engage third parties in connection with such information security risk management processes. We strengthened our information security process and cybersecurity risk management by introducing information security management system certification such as ISO27001, ISO15408, etc. to reduce security risk and production anomaly. Continuous improvement is carried out through annual recertification audit by third parties. We also conduct regular penetration tests by third parties as well as reinforcements and repairs to reduce information security risks.
We have established processes to oversee and identify risks from cybersecurity threats associated with use of any third-party service provider. We also built a comprehensive multi-layer defense mechanism including firewall, intrusion detection, antivirus system, vulnerability scanning, patch management procedure and penetration testing. While using third-party service, we have implemented information security and cybersecurity management measures, including encrypting data and tracing logs, to achieve effective information protection.
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
Governance
Our information security and cybersecurity policy, which is deployed in us and our subsidiaries, is based on the following principles: (i) to establish Information Security Management rules in accordance to customer requirements, (ii) to reach a consensus that information security is everyone’s responsibility through full awareness, (iii) to protect information confidentiality, integrity and availability for us and our customers, and (iv) to provide a safe production environment to ensure sustainable operation of our business. The major information security and cybersecurity objectives are aimed at antivirus, anti-intrusion and anti-leakage through the building of multiple internal controls such as firewalls, intrusion detection and antivirus systems to enhance our ability to defend against external attacks and to protect internal confidential information. For our written information security and cybersecurity policy, please refer to our website:
http://www.umc.com/en/Html/information_security_risk_management
.
The EISC is responsible for implementing our information security management plan, establishing and maintaining the information security management system, and coordinating the formulation and compliance of related policies. The EISC management objectives include assessing, identifying and managing material risks from cybersecurity threats, and being informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents through building the multi-layer information security protection mechanism. The Information Security Technology task members of the EISC have relevant expertise in information security such as network management, system management, database management, application development and information security protection.
The Vice President of Digital Function organization serves as Chief Information Security Officer (CISO) of EISC
, and is responsible for establishing and maintaining the information security/cyber security strategy and processes that protect information assets. The EISC holds semiannual meetings to review information security risks and measures and strategies adopted by us, ensuring the adequacy, suitability and effectiveness of our information security management system. The EISC reports to the board of directors on the effectiveness of the information security strategy annually. Our independent director
Jyuo-Min
Shyu, who has relevant experience in information security, oversees and regularly reviews our information security and cyber security strategy.

PART III.

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS
The following is a list of the audited consolidated financial statements and report of independent registered public accounting firm included in this Annual Report beginning on page
F-1.

ITEM 19	EXHIBITS

Exhibit Number	Description of Exhibits

*1.1	Articles of Incorporation of the Company as last amended on May 30, 2024 (English Translation)

2.1	Amended and Restated Deposit Agreement by and among the Company, JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder dated as of October 21, 2009(1)

2.2	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement among the Company, JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (2)

2.3	Description of Securities Registered Under Section 12 of the Exchange Act (16)

4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, R.O.C., the site of Fab 6A (in Chinese with English summary translation)(3)(P)

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8A and United Tower (in Chinese with English summary translation)(4)(P)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8C (in Chinese with English summary translation)(5)(P)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8D (in Chinese with English summary translation)(6)(P)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8E (in Chinese with English summary translation)(7)(P)

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8F (in Chinese with English summary translation)(8)(P)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Southern Taiwan Science Park, Tainan, Taiwan, R.O.C., the site of Fab 12A (in Chinese with English summary translation)(9)(P)

4.8	Merger Agreement, entered into as of February 26, 2004, between United Microelectronics Corporation and SiS Microelectronics Corporation (English Translation)(10)

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8S (in Chinese with English summary translation)(11)

4.10	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab12i (summary)(12)

4.11	Merger Agreement, entered into as of April 29, 2009, among United Microelectronics Corporation, Infoshine Technology Limited and Best Elite International Limited(13)

Exhibit Number	Description of Exhibits

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors and Officers(14)

11.2	Employee Code of Conduct(15)

*11.3	Policies and Procedures for Refraining from Insider Trading

*12.1	Certification of our Co-president pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Co-president pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.3	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

**13.1	Certification of our Co-president pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**13.2	Certification of our Co-president pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**13.3	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation(17)

*101.INS	Inline XBRL Instance Document. the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*101.SCH	Inline XBRL Taxonomy Extension Schema Document

*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*104	Cover Page Interactive Data File (embedded within the inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
(1)	Incorporated by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-162437) filed with the SEC on October 13, 2009.
(2)	Incorporated by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (File No. 333-172990) filed with the SEC on April 12, 2017.
(3)	Incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the SEC on May 9, 2007.
(4)	Incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-12444) filed with the SEC on August 28, 2000, as amended.
(5)	Incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-12444) filed with the SEC on August 28, 2000, as amended.
(6)	Incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-12444) filed with the SEC on August 28, 2000, as amended.
(7)	Incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-12444) filed with the SEC on August 28, 2000, as amended.
(8)	Incorporated by reference to Exhibit 10.11 to our Registration Statement on F-1 (File No. 333-12444) filed with the SEC on August 28, 2000, as amended.
(9)	Incorporated by reference to Exhibit 10.12 to our Registration Statement on F-1 (File No. 333-12444) filed with the SEC on August 28, 2000, as amended.

(10)	Incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-15128) filed with the SEC on June 17, 2004.
(11)	Incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the SEC on May 9, 2007.
(12)	Incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the SEC on May 9, 2007.
(13)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the SEC on May 8, 2009.
(14)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the SEC on March 25, 2005.
(15)	Incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the SEC on May 26, 2006.
(16)	Incorporated by reference to Item 12.D. in this Annual Report on Form 20-F for the fiscal year ended December 31, 2024.
(17)	Incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-15128) filed with the SEC on April 25, 2024.

(P) Paper exhibits

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

UNITED MICROELECTRONICS CORPORATION

By:	/s/ Chitung Liu
Name: Chitung Liu
Title: Chief Financial Officer and Senior Vice President

Date: April 24, 2025

United Microelectronics Corporation and Subsidiaries
Consolidated Financial Statements for years ended December 31, 2022, 2023 and 2024
Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of United Microelectronics Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 24, 2025 expressed an unqualified opinion thereon.
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

Valuation for Slow-Moving Inventories

Description of the Matter
As of December 31, 2024, the Company’s net inventories amounted to NT$35,782 million. As the semiconductor industry is characterized by rapid changes in technology, management has to evaluate and estimate a reserve for slow-moving inventories that are expected to be written-off
or otherwise disposed of at a future date.

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
Taipei, Taiwan
Republic of China
April 24, 2025

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and 2024
(Expressed in Thousands, Except for Par Value)

		As of December 31,
	Notes	2023	2024
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	4, 6(1)	132,553,615	105,000,226	3,202,203
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	443,601	606,018	18,482
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	5,753,379	5,893,377	179,731
Financial assets measured at amortized cost, current	4, 6(4)	6,131,077	3,739,224	114,035
Contract assets, current	4, 6(21)	739,528	625,713	19,082
Accounts receivable, net	4, 6(5)	29,237,550	32,723,426	997,970
Accounts receivable-related parties, net	4, 7	347,964	620,013	18,909
Other receivables	4	2,707,400	1,651,494	50,366
Current tax assets	4	130,123	83,944	2,560
Inventories, net	4, 5, 6(6)	35,712,558	35,782,464	1,091,261
Other current assets	6(21)	3,040,597	2,951,985	90,027

Total current assets		216,797,392	189,677,884	5,784,626

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2)	16,694,860	17,850,914	544,401
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	11,930,581	11,315,951	345,104
Financial assets measured at amortized cost, noncurrent	4, 6(4)	222,691	—	—
Investments accounted for under the equity method	4, 6(7), 7	32,785,800	33,274,869	1,014,787
Property, plant and equipment	4, 6(8), 8	239,123,248	279,059,037	8,510,492
Right-of-use assets	4, 6(9), 8	7,000,355	8,039,015	245,167
Intangible assets	4, 6(10), 7	4,372,555	4,154,315	126,695
Deferred tax assets	4, 6(26)	5,130,411	5,224,503	159,332
Prepayment for equipment		4,725,583	4,932,505	150,427
Refundable deposits	8	2,708,823	1,992,400	60,762
Other noncurrent assets		5,084,533	4,647,562	141,737

Total non-current assets		329,779,440	370,491,071	11,298,904

Total assets		546,576,832	560,168,955	17,083,530

Liabilities and Equity
Current liabilities
Short-term loans	6(11), 6(28)	13,530,000	8,515,000	259,683
Financial liabilities at fair value through profit or loss, current	4, 6(12)	1,019,362	901,000	27,478
Contract liabilities, current	4, 6(21)	3,250,712	2,200,561	67,111
Accounts payable		7,526,159	7,633,427	232,797
Other payables	4, 6(20), 6(22), 7	25,670,984	24,103,882	735,099
Payables on equipment		19,196,256	10,522,489	320,905
Current tax liabilities	4	9,539,764	5,504,166	167,861
Lease liabilities, current	4, 6(9), 6(28)	514,324	636,357	19,407
Current portion of long-term liabilities	4, 6(13), 6(14), 6(28)	16,006,797	10,994,998	335,316
Other current liabilities	4, 6(16), 6(17), 6(18), 6(28)	5,642,792	6,387,463	194,799

Total current liabilities		101,897,150	77,399,343	2,360,456

Non-current liabilities
Contract liabilities, noncurrent	4, 6(21)	430,640	459,620	14,017
Bonds payable	4, 6(13), 6(28)	24,579,651	24,584,979	749,771
Long-term loans	6(14), 6(28)	20,656,248	30,948,500	943,840
Deferred tax liabilities	4, 6(26)	5,631,964	8,118,251	247,583
Lease liabilities, noncurrent	4, 6(9), 6(28)	4,878,863	5,782,659	176,354
Net defined benefit liabilities, noncurrent	4, 6(15)	2,205,085	1,432,249	43,679
Guarantee deposits	6(28)	40,122,956	41,953,360	1,279,456
Other noncurrent liabilities	4, 6(16), 6(18), 6(20), 6(28)	2,457,307	3,783,283	115,379

Total non-current liabilities		100,962,714	117,062,901	3,570,079

Total liabilities		202,859,864	194,462,244	5,930,535

Commitments and contingencies	9
Equity attributable to the parent company
Capital	4, 6(19)
Common stock - NT$10 par value		125,298,222	125,607,164	3,830,655
Authorized: 26,000,000 thousand shares
Issued: 12,529,822 thousand shares as of December 31, 2023
Issued: 12,560,716 thousand shares as of December 31, 2024
Additional paid-in capital	4, 6(19), 6(20)
Premiums		3,997,662	4,960,958	151,295
Treasury stock transactions		8,277,564	9,067,812	276,542
Transactions with noncontrolling interests		3,156,983	3,150,745	96,089
Share-based payment		2,373,830	1,877,097	57,246
Other		19,396	20,858	636
Retained earnings	6(19)
Legal reserve		30,472,125	36,727,862	1,120,093
Special reserve		2,734,058	—	—
Unappropriated earnings		176,391,220	184,233,181	5,618,578
Other components of equity	4, 6(20)
Exchange differences on translation of foreign operations		(8,439,670)	915,373	27,916
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		10,889,828	10,684,860	325,857
Unearned employee compensation		(1,991,331)	(1,992,034)	(60,751)
Treasury stock	4, 6(19)	(9,803,778)	(9,803,778)	(298,987)

Total equity attributable to the parent company		343,376,109	365,450,098	11,145,169

Non-controlling interests	6(19)	340,859	256,613	7,826

Total equity		343,716,968	365,706,711	11,152,995

Total liabilities and equity		546,576,832	560,168,955	17,083,530

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2022, 2023 and 2024
(Expressed in Thousands, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2022	2023	2024
		NT$	NT$	NT$	US$
Operating revenues	4, 6(21), 7	278,705,264	222,533,000	232,302,584	7,084,556
Operating costs	4, 6(6), 6(10), 6(15),6(20), 6(21), 6(22), 7	(152,940,887)	(144,789,162)	(156,648,504)	(4,777,326)

Gross profit		125,764,377	77,743,838	75,654,080	2,307,230

Operating expenses	4, 6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(4,182,929)	(3,225,154)	(2,701,483)	(82,387)
General and administrative expenses		(9,672,613)	(7,477,037)	(7,117,416)	(217,060)
Research and development expenses		(12,953,534)	(13,283,830)	(15,616,039)	(476,244)
Expected credit impairment gains (losses)		(2,723)	130,518	69,519	2,120

Subtotal		(26,811,799)	(23,855,503)	(25,365,419)	(773,571)

Net other operating income and expenses	4, 6(16), 6(23)	5,339,647	4,002,326	1,323,909	40,375

Operating income		104,292,225	57,890,661	51,612,570	1,574,034

Non-operating income and expenses
Interest income	4	2,022,314	4,853,124	3,670,218	111,931
Other income	4	2,163,043	1,773,498	1,253,376	38,224
Other gains and losses	4, 6(24)	(1,134,540)	223,096	(302,704)	(9,232)
Finance costs	6(24)	(1,866,329)	(1,570,374)	(1,756,100)	(53,556)
Share of profit or loss of associates and joint ventures	4, 6(7)	1,626,103	4,307,614	1,238,628	37,775
Bargain purchase gain in acquisition of equity investee	4, 6(7)	—	494,001	—	—
Exchange gain, net	4	2,522,844	478,784	1,328,832	40,526

Subtotal		5,333,435	10,559,743	5,432,250	165,668

Income from continuing operations before income tax		109,625,660	68,450,404	57,044,820	1,739,702
Income tax expense	4, 6(26)	(19,326,895)	(8,311,270)	(8,370,194)	(255,267)

Net income		90,298,765	60,139,134	48,674,626	1,484,435

Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	4, 6(15)	296,804	402,234	188,451	5,747
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4	(4,646,064)	5,530,359	(539,327)	(16,448)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		(1,694,965)	1,610,116	301,134	9,184
Income tax related to items that will not be reclassified subsequently	4, 6(26)	(6,999)	(414,395)	16,216	495

Subtotal		(6,051,224)	7,128,314	(33,526)	(1,022)

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		9,292,308	(2,386,278)	8,902,745	271,508
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		91,442	(74,418)	323,374	9,862
Income tax related to items that may be reclassified subsequently	4, 6(26)	859,566	390,428	129,000	3,934

Subtotal		10,243,316	(2,070,268)	9,355,119	285,304

Total other comprehensive income (loss)		4,192,092	5,058,046	9,321,593	284,282

Total comprehensive income (loss)		94,490,857	65,197,180	57,996,219	1,768,717

Net income (loss) attributable to:
Shareholders of the parent		89,478,805	59,688,950	48,779,300	1,487,627
Non-controlling interests		819,960	450,184	(104,674)	(3,192)

		90,298,765	60,139,134	48,674,626	1,484,435

Comprehensive income (loss) attributable to:
Shareholders of the parent		93,670,889	64,747,010	58,100,817	1,771,907
Non-controlling interests		819,968	450,170	(104,598)	(3,190)

		94,490,857	65,197,180	57,996,219	1,768,717

Earnings per share (NTD)	4, 6(27)
Earnings per share-basic		7.40	4.92	4.01	0.12

Earnings per share-diluted		7.16	4.82	3.94	0.12

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended December 31, 2024
(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital		Retained Earnings			Other Components of Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non-Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2024	125,298,222	17,825,435	30,472,125	2,734,058	176,391,220	(8,439,670)	10,889,828	(1,991,331)	(9,803,778)	343,376,109	340,859	343,716,968
Appropriation and distribution of 2023 retained earnings
Legal reserve	—	—	6,255,737	—	(6,255,737)	—	—	—	—	—	—	—
Special reserve reversed	—	—	—	(2,734,058)	2,734,058	—	—	—	—	—	—	—
Cash dividends	—	—	—	—	(37,587,102)	—	—	—	—	(37,587,102)	—	(37,587,102)
Net income (loss) for the year ended December 31, 2024	—	—	—	—	48,779,300	—	—	—	—	48,779,300	(104,674)	48,674,626
Other comprehensive income (loss) for the year ended December 31, 2024	—	—	—	—	171,373	9,355,043	(204,899)	—	—	9,321,517	76	9,321,593

Total comprehensive income (loss)	—	—	—	—	48,950,673	9,355,043	(204,899)	—	—	58,100,817	(104,598)	57,996,219

Share-based payment transaction	308,942	466,981	—	—	—	—	—	(703)	—	775,220	1,913	777,133
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	(26,085)	—	—	69	—	(69)	—	—	(26,085)	—	(26,085)
Changes in subsidiaries’ ownership	—	19,429	—	—	—	—	—	—	—	19,429	(7,910)	11,519
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	790,248	—	—	—	—	—	—	—	790,248	—	790,248
Non-Controlling Interests	—	—	—	—	—	—	—	—	—	—	26,349	26,349
Others	—	1,462	—	—	—	—	—	—	—	1,462	—	1,462

Balance as of December 31, 2024	125,607,164	19,077,470	36,727,862	—	184,233,181	915,373	10,684,860	(1,992,034)	(9,803,778)	365,450,098	256,613	365,706,711

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022, 2023 and 2024
(Expressed in Thousands)

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income before tax	109,625,660	68,450,404	57,044,820	1,739,702
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	41,328,374	37,757,556	45,472,102	1,386,767
Amortization	2,841,334	2,726,481	2,695,564	82,207
Expected credit impairment losses (gains)	2,723	(130,518)	(69,519)	(2,120)
Net loss of financial assets and liabilities at fair value through profit or loss	1,247,962	40,553	320,956	9,788
Interest expense	1,785,311	1,473,729	1,678,702	51,196
Interest income	(2,022,314)	(4,853,124)	(3,670,218)	(111,931)
Dividend income	(2,163,043)	(1,773,498)	(1,202,714)	(36,679)
Share-based payment	1,351,738	1,031,896	788,849	24,058
Share of profit of associates and joint ventures	(1,626,103)	(4,307,614)	(1,238,628)	(37,775)
Gain on disposal of property, plant and equipment	(482,983)	(268,293)	(72,402)	(2,208)
Gain on disposal of subsidiary	—	—	(352)	(11)
Loss (gain) on disposal of investments accounted for under the equity method	(50,553)	(163,395)	2,093	64
Loss on repurchases of bonds	203,851	—	—	—
Exchange loss on financial assets and liabilities	2,436,159	85,353	1,331,907	40,619
Bargain purchase gain in acquisition of equity investee	—	(494,001)	—	—
Gain on lease modification	(1,162)	(113)	(8,599)	(262)
Amortization of deferred government grants	(4,163,746)	(2,663,843)	(841,091)	(25,651)

Income and expense adjustments	40,687,548	28,461,169	45,186,650	1,378,062
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	14,825	1,945,525	(543,068)	(16,562)
Contract assets	(47,842)	(381,105)	110,439	3,368
Notes receivable and accounts receivable	(1,115,482)	7,201,939	(3,269,237)	(99,702)
Other receivables	(914,736)	(526,223)	662,553	20,206
Inventories	(7,637,528)	(4,944,756)	365,305	11,141
Other current assets	(4,041,038)	939,912	192,256	5,863
Contract fulfillment costs	(97,027)	(164,316)	303,311	9,250
Contract liabilities	(252,594)	(267,858)	(599,528)	(18,284)
Accounts payable	490,949	(1,341,114)	14,590	445
Other payables	9,230,484	(5,683,081)	(1,173,347)	(35,784)
Other current liabilities	791,279	1,470,483	1,056,250	32,213
Net defined benefit liabilities	(711,115)	(262,084)	(584,384)	(17,822)
Other noncurrent liabilities	(8,039)	(89,593)	(4,947)	(151)

Cash generated from operations	146,015,344	94,809,302	98,761,663	3,011,945
Interest received	1,852,783	4,579,972	4,151,879	126,620
Dividend received	4,132,529	3,649,805	2,274,607	69,369
Interest paid	(1,422,337)	(1,027,500)	(1,339,730)	(40,858)
Income tax paid	(4,717,790)	(16,011,870)	(9,976,377)	(304,251)

Net cash provided by operating activities	145,860,529	85,999,709	93,872,042	2,862,825

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(1,041,792)	(1,182,248)	(1,894,858)	(57,788)
Proceeds from disposal of financial assets at fair value through profit or loss	773,318	525,237	989,051	30,163
Acquisition of financial assets at fair value through other comprehensive income or loss	—	—	(64,694)	(1,973)
Acquisition of financial assets measured at amortized cost	(1,682,788)	(6,296,321)	(4,167,692)	(127,102)
Proceeds from redemption of financial assets measured at amortized cost	30,179,933	678,907	6,702,256	204,399
Acquisition of investments accounted for under the equity method	—	—	(533,973)	(16,285)
Proceeds from disposal of investments accounted for under the equity method	—	293,266	—	—
Proceeds from capital reduction of investments accounted for under the equity method	—	1,303,106	1,601,874	48,853
Increase in prepayment for investments	—	—	(7,135)	(217)
Disposal of subsidiary	—	—	(196,009)	(5,978)
Acquisition of property, plant and equipment	(80,127,628)	(91,473,668)	(88,543,595)	(2,700,323)
Proceeds from disposal of property, plant and equipment	669,282	323,385	120,939	3,688
Increase in refundable deposits	(558,491)	(44,100)	(769,153)	(23,457)
Decrease in refundable deposits	186,175	83,856	1,519,269	46,333
Acquisition of intangible assets	(2,756,155)	(2,546,516)	(2,799,420)	(85,374)
Government grants related to assets acquisition	173,909	591,086	2,131,264	64,997
Increase in other noncurrent assets	(243,084)	(42,532)	(29,227)	(891)
Decrease in other noncurrent assets	55	—	—	—

Net cash used in investing activities	(54,427,266)	(97,786,542)	(85,941,103)	(2,620,955)

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022, 2023 and 2024
(Expressed in Thousands)

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase in short-term loans	228,980	29,120,960	30,683,900	935,770
Decrease in short-term loans	(2,194,664)	(15,590,960)	(35,698,900)	(1,088,713)
Cash payments for the principal portion of the lease liability	(712,854)	(666,439)	(731,138)	(22,298)
Proceeds from bonds issued	—	10,000,000	—	—
Bonds issuance costs	—	(10,755)	(465)	(14)
Redemption of bonds	(13,305,050)	—	(8,500,000)	(259,225)
Proceeds from long-term loans	2,319,371	15,416,130	36,286,030	1,106,619
Repayments of long-term loans	(21,135,630)	(11,558,426)	(23,107,596)	(704,715)
Increase in guarantee deposits	15,823,396	11,651,109	68,041	2,075
Decrease in guarantee deposits	(838,455)	(1,227,764)	(640,362)	(19,529)
Decrease in other financial liabilities	—	(21,209,443)	—	—
Cash dividends and cash distributed from additional paid-in capital	(37,445,300)	(45,014,783)	(37,585,606)	(1,146,252)
Change in non-controlling interests	5,456	4,187	26,349	803

Net cash used in financing activities	(57,254,750)	(29,086,184)	(39,199,747)	(1,195,479)

Effect of exchange rate changes on cash and cash equivalents	7,018,133	(392,145)	3,715,419	113,310

Net increase (decrease) in cash and cash equivalents	41,196,646	(41,265,162)	(27,553,389)	(840,299)
Cash and cash equivalents at beginning of year	132,622,131	173,818,777	132,553,615	4,042,502

Cash and cash equivalents at end of year	173,818,777	132,553,615	105,000,226	3,202,203

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
The consolidated financial statements of the Company were approved and authorized for issue by the audit committee of the Board of Directors on April 23, 2025.

3.	NEW ACCOUNTING PRONOUNCEMENT UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

(1)
The Company applied International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), and Interpretations issued, revised or amended which have been issued by the International Accounting Standards Board (IASB) and become effective for annual periods beginning on or after January 1, 2024. There are no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)	The Company has not adopted the following new, revised or amended IFRSs that have been issued by the IASB but not yet effective:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB

Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” - Lack of Exchangeability	January 1, 2025

IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027

IFRS 19 “Disclosure Initiative - Subsidiaries without Public Accountability: Disclosures”	January 1, 2027

Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026

Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026

Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Contracts Referencing Nature-dependent Electricity	January 1, 2026

(3)	The potential effects of adopting the standards or interpretations issued by IASB on the Company’s financial statements in future periods are summarized as below:

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

c.	IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)
IFRS 18 replaces IAS 1 “Presentation of Financial Statements”. The main changes in the new standard are as below:

i.	Improved comparability in the statement of profit or loss (income statement)
IFRS 18 requires entities to classify all income and expenses within their statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new, to improve the structure of the income statement, and requires all entities to provide new defined subtotals, including operating profit or loss. The improved structure and new subtotals will give investors a consistent starting point for analyzing entities’ performance and make it easier to compare entities.

ii.	Enhanced transparency of management-defined performance measures
IFRS 18 requires entities to disclose explanations of those entity-specific measures that are related to the income statement, referred to as management-defined performance measures.

iii.	Useful grouping of information in the financial statements
IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. The changes are expected to provide more detailed and useful information. IFRS 18 also requires entities to provide more transparency about operating expenses, helping investors to find and understand the information they need.

d.	Amendments to IFRS 9 “Financial Instruments” (IFRS 9) and IFRS 7 “Financial Instruments: Disclosures” (IFRS 7) - Amendments to the Classification and Measurement of Financial Instruments
The amendments include:

i.
Clarify that a financial liability is derecognised on the settlement date and describe the accounting treatment for settlement of financial liabilities using an electronic payment system before the settlement date.

ii.	Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features.

iii.	Clarify the treatment of non-recourse assets and contractually linked instruments.

iv.
Require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are
ESG-linked),
and equity instruments classified at fair value through other comprehensive income.

e.	Amendments to IFRS 9 “Financial Instruments” (IFRS 9) and IFRS 7 “Financial Instruments: Disclosures” (IFRS 7) - Contracts Referencing Nature-dependent Electricity
The amendments include:

i.	Clarify the application of the “own-use” requirements.

ii.	Permit hedge accounting if these contracts are used as hedging instruments.

iii.	Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.
The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (c) - (e) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.
The rest of the standards listed are not expected to have material impact on the Company’s financial position and performance.

4.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

(1)	Statement of Compliance
The Company’s consolidated financial statements were prepared in accordance with IFRSs, including IFRS, IAS, IFRIC Interpretations and SIC Interpretations, as issued by IASB.

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

b.	The consolidated entities as of December 31, 2023 and 2024 were as follows:

			Percentage of ownership (%) As of December 31,
Investor	Subsidiary	Business nature	2023	2024
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00
UMC	UMC KOREA CO., LTD. (UMC KOREA)	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD. (USJC)	Sales and manufacturing of integrated circuits	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	80.00	79.54
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	99.01	94.93
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00
EVERRICH-HK	EVERRICH (JINING) NEW ENERGY TECHNOLOGY CO., LTD. (formerly EVERRICH (SHANDONG) ENERGY CO., LTD.)	Solar engineering integrated design services	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	99.9985
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. (UDS) (Note)	Integrated circuits design services	100.00	—
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	100.00	100.00

Note:	In August 2024, HEJIAN has disposed of its 100% of ownership interest in the subsidiary, UDS. Please refer to Note 7.

(4)	Business Combinations and Goodwill
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

(7)	Convenience Translation into U.S. Dollars
Translations of amounts from NTD into U.S. dollars (USD) for the reader’s convenience were calculated at the rate of USD1.00 to NTD 32.79 on December 31, 2024 released by Board of Governors of the Federal Reserve System. No representation is made that the NTD amounts could have been, or could be, converted into USD at this rate.

(8)	Current and Non-Current Distinction
An asset is classified as current when:

a.	the Company expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;

b.	the Company holds the asset primarily for the purpose of trading;

c.	the Company expects to realize the asset within twelve months after the reporting period; or

d.	the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.
All other assets are classified as
non-current.
A liability is classified as current when:

a.	the Company expects to settle the liability in normal operating cycle;

b.	the Company holds the liability primarily for the purpose of trading;

c.	the liability is due to be settled within twelve months after the reporting period; or

d.	the Company does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period.
All other liabilities are classified as
non-current.

(9)	Cash Equivalents
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

i.	Financial assets at fair value through profit or loss
Financial assets that are not measured at amortized cost or at fair value through other comprehensive income are measured at fair value with changes in fair value and dividends recognized in profit or loss.

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

Dividends on these investments in equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

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

c.
Patent and technology license fee: Upon signing of contract and obtaining the right to intellectual property, any portion attributable to non-cancellable
and mutually agreed future fixed license fees for patent and technology is discounted, and recognized as an intangible asset and related liability. The cost of the intangible asset is not revalued once determined on initial recognition, and is amortized over the shorter of the contract term or estimated useful life (
5
- 10 years) on a straight-line basis. Interest expenses from the related liability are recognized and calculated based on the effective interest method. Based on the timing of payments, the liability is classified as current and
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

(23)	Revenue from Contracts with Customers
The Company recognizes revenue from contracts with customers by applying the following steps of IFRS 15 “Revenue from Contracts with Customers”:

a.	identify the contract with a customer;

b.	identify the performance obligations in the contract;

c.	determine the transaction price;

d.	allocate the transaction price to the performance obligations in the contract; and

e.	recognize revenue when (or as) the entity satisfies its performance obligations.
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
Undistributed earnings, calculated based on Business Entity Accounting Act are subject to a tax in accordance with the Income Tax Law of R.O.C. Accordingly, the undistributed tax impact is provided in the period the income is earned, assuming that no earnings are distributed. Any reduction in the liability will be recognized when the income is distributed upon the shareholders’ approval in the subsequent year. Tax on undistributed earnings may be offset by the Company’s available tax credits carried forward, where applicable. As such, the incremental tax accrued on undistributed earnings may be offset by a corresponding reduction in deferred income tax assets, where applicable.
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

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Cash on hand and petty cash	$6,200	$6,258
Checking and savings accounts	50,322,942	25,388,395
Time deposits	80,276,114	73,507,742
Repurchase agreements collateralized by government bonds and corporate notes	1,948,359	6,097,831

Total	$132,553,615	$105,000,226

(2)	Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$9,170,230	$8,759,564
Preferred stocks	2,862,119	3,475,613
Funds	4,472,097	5,792,863
Convertible bonds	480,715	363,430
Forward exchange contracts	—	2
Others	153,300	65,460

Total	$17,138,461	$18,456,932

Current	$443,601	$606,018
Non-current	16,694,860	17,850,914

Total	$17,138,461	$18,456,932

(3)	Financial Assets at Fair Value through Other Comprehensive Income

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Equity instruments
Common stocks	$17,508,897	$17,004,448
Preferred stocks	175,063	204,880

Total	$17,683,960	$17,209,328

Current	$5,753,379	$5,893,377
Non-current	11,930,581	11,315,951

Total	$17,683,960	$17,209,328

The fair value of each investment in equity instrument to be measured at fair value through other comprehensive income is as follows:

		As of December 31,
Type of securities	Name of securities	2023	2024
		NT$	NT$
		(In Thousands)	(In Thousands)
Common stock	UNIMICRON HOLDING LIMITED	$2,514,120	$2,474,388
Common stock	ITE TECH. INC.	2,100,977	2,093,997
Common stock	CHIPBOND TECHNOLOGY CORPORATION	3,843,744	3,423,750
Common stock	NOVATEK MICROELECTRONICS CORP. (NOVATEK)	8,501,851	8,255,183
Common stock	KAI-HONG ENERGY CO., LTD.	—	64,865
Common stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	548,205	692,265
Preferred stock	MTIC HOLDINGS PTE. LTD.	175,063	204,880

a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the years ended December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Held at end of period	$1,052,336	$888,826
Derecognized during the period	142,535	—

Total	$1,194,871	$888,826

Please refer to Note 6(7) for derecognition of the equity instrument investment in SILICON INTEGRATED SYSTEMS CORP. (SIS) for the year ended December 31, 2023.

c.	The Company reclassified its equity instrument investment in SIS as investments accounted for under the equity method. Details on derecognition of such investments are as follow:

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Fair value on the date of disposal	$—	$3,035,999	$—

Cumulative gains (losses) reclassified to retained earnings due to derecognition	$—	$(1,628,388)	$—

d.
UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

(4)	Financial Assets Measured at Amortized Cost

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Time deposits with original maturities over three months	$6,353,768	$3,739,224

Current	$6,131,077	$3,739,224
Non-current	222,691	—

Total	$6,353,768	$3,739,224

(5)	Accounts Receivable, Net

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Accounts receivable	$29,316,612	$32,734,422
Less: loss allowance	(79,062)	(10,996)

Net	$29,237,550	$32,723,426

Aging analysis of accounts receivable:

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Neither past due	$25,707,008	$29,338,097

Past due:
≤ 30 days	3,008,126	3,292,457
31 to 60 days	78,668	77,929
61 to 90 days	5,599	1,249
91 to 120 days	—	1,115
≥ 121 days	517,211	23,575

Subtotal	3,609,604	3,396,325

Total	$29,316,612	$32,734,422

Movement of loss allowance for accounts receivable:

	For the years ended December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)

Beginning balance	$209,101	$79,062
Net recognition (reversal) for the period	(130,039)	(68,066)

Ending balance	$79,062	$10,996

The collection periods for third party domestic sales and third party overseas sales were month-end
30
-
60 days and net 30
-
60 days, respectively.
An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the years ended December 31, 2022, 2023 and 2024, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(6)	Inventories, Net

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Raw materials	$10,995,569	$10,731,866
Supplies and spare parts	6,443,172	6,238,353
Work in process	15,560,517	16,051,506
Finished goods	2,713,300	2,760,739

Total	$35,712,558	$35,782,464

a.
For the years ended December 31, 2022, 2023 and 2024, the Company recognized NT$145,979 million, NT$136,902 million and NT$148,575 million, respectively, in operating costs, of which NT$98 million, NT$1,148 million and NT$858 million in 2022, 2023 and 2024, respectively, were related to write-down of inventories.

b.	None of the aforementioned inventories were pledged.

(7)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2023		2024
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
	NT$		NT$
	(In Thousands)		(In Thousands)
Listed companies
SILICON INTEGRATED SYSTEMS CORP. (SIS) (Note A)	$2,373,060	19.02	$1,922,753	19.02
FARADAY TECHNOLOGY CORP. (FARADAY) (Note B)	1,990,073	13.78	2,484,001	13.80
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note C)	13,644,560	13.05	13,824,584	13.01
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note D)	—	45.44	—	45.44
UNITECH CAPITAL INC.	625,667	42.00	556,610	42.00
TRIKNIGHT CAPITAL CORPORATION (TRIKNIGHT) (Note E)	2,109,906	40.00	1,298,112	40.00
HSUN CHIEH CAPITAL CORP.	235,098	40.00	266,066	40.00
PURIUMFIL INC.	11,474	40.00	12,340	40.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note F)	4,126,878	36.49	4,723,930	36.49
YANN YUAN INVESTMENT CO., LTD. (YANN YUAN)	7,516,327	26.78	8,044,460	26.78
UNITED LED CORPORATION HONG KONG LIMITED	93,793	25.14	101,468	25.14
VSENSE CO., LTD. (Note D)	—	23.98	—	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note G)	58,964	10.38	40,545	10.38

Total	$32,785,800		$33,274,869

Note A:
In August 2023, the board chairman of SIS changed and became the same person as the board chairman of UMC. After considering the comprehensive conditions, including ownership interest held and representation on Board of Directors of SIS, etc., the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate. SIS was previously measured at fair value through other comprehensive income and reclassified as investments accounted for under the equity method. UMC’s share of the net fair value of SIS’s identifiable assets and liabilities was in excess of the fair value of the previously held investment in SIS at the acquisition date, and the difference was recognized as bargain purchase gain. Cumulative fair value change that was previously recognized in other comprehensive loss up to reclassification date was reclassified to retained earnings in the current period. SIS executed a capital reduction and refunded NT$499 million based on UMC’s stockholding percentage in July 2024. UMC’s stockholding percentage remains unchanged.

Note B:
Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that UMC obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors. The Company participated in the capital increase of FARADAY in March 2024. Please refer to Note 7 for the relevant information.

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

Note E:
TRIKNIGHT executed a capital reduction and refunded NT$960 million and NT$760 million based on UMC’s stockholding percentage for the years ended December 31, 2023 and 2024, respectively. UMC’s stockholding percentage remains unchanged.

Note F:
HSUN CHIEH executed a capital reduction and refunded NT$343 million and NT$343 million based on UMC’s stockholding percentage for the years ended December 31, 2023 and 2024, respectively. UMC’s stockholding percentage remains unchanged.

Note G:	The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.
Cash dividends from investments accounted for under the equity method for the years ended December 31, 2023 and 2024 were NT$1,870 million and NT$1,071 million, respectively. As of December 31, 2023 and 2024, all of the abovementioned cash dividends has been received.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$18,008 million and NT$18,231 million, as of December 31, 2023 and 2024, respectively. The fair value of these investments were NT$53,726 million and NT$43,305 million as of December 31, 2023 and 2024, respectively.
Although the Company is the largest shareholder of some associates, after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but has significant influence over the aforementioned associates.
None of the aforementioned associates were pledged.

b.	Financial information of associates:
There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2022, 2023 and 2024 were NT$103 million, NT$(3) million and NT$55 million, respectively, which were not included in the following table.
The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Profit from continuing operations	$1,626,103	$4,307,614	$1,238,628
Other comprehensive income (loss)	(1,706,960)	1,540,436	570,493

Total comprehensive income (loss)	$(80,857)	$5,848,050	$1,809,121

(8)	Property, Plant and Equipment

a.	2023
Assets Used by the Company:
Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2023	$1,470,216	$37,597,769	$953,819,688	$64,923	$8,061,993	$63,075	$55,363,943	$1,056,441,607
Additions	—	223,177	—	—	—	—	82,213,765	82,436,942
Disposals	—	(12,160)	(6,475,636)	—	(112,396)	—	(33,581)	(6,633,773)
Transfers and reclassifications	—	902,122	77,170,979	7,104	953,582	3,379	(54,194,544)	24,842,622
Exchange effect	(39,878)	(341,045)	(3,016,210)	(315)	(29,711)	(631)	(990,932)	(4,418,722)

As of December 31, 2023	$1,430,338	$38,369,863	$1,021,498,821	$71,712	$8,873,468	$65,823	$82,358,651	$1,152,668,676

Accumulated Depreciation and Impairment:
	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Constru ct ion in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2023	$—	$22,731,506	$857,737,785	$51,597	$6,697,517	$59,383	$—	$887,277,788
Depreciation	—	1,416,727	35,031,869	4,924	490,468	4,149	—	36,948,137
Disposals	—	(12,160)	(6,468,067)	—	(112,330)	—	—	(6,592,557)
Exchange effect	—	(107,933)	(2,212,913)	(264)	(19,642)	(494)	—	(2,341,246)

As of December 31, 2023	$—	$24,028,140	$884,088,674	$56,257	$7,056,013	$63,038	$—	$915,292,122

Net carrying amount:
As of December 31, 2023	$1,430,338	$14,341,723	$137,410,147	$15,455	$1,817,455	$2,785	$82,358,651	$237,376,554

Assets Subject to Operating Leases:
Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2023	$545,787	$2,443,247	$6,345	$1,334,291	$4,329,670
Transfers and reclassifications	—	—	—	54,469	54,469
Exchange effect	(6,084)	(2,330)	—	(3,020)	(11,434)

As of December 31, 2023	$539,703	$2,440,917	$6,345	$1,385,740	$4,372,705

Accumulated Depreciation and Impairment:
	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2023	$—	$1,202,812	$6,345	$1,302,266	$2,511,423
Depreciation	—	94,944	—	23,395	118,339
Exchange effect	—	(688)	—	(3,063)	(3,751)

As of December 31, 2023	$—	$1,297,068	$6,345	$1,322,598	$2,626,011

Net carrying amount:
As of December 31, 2023	$539,703	$1,143,849	$—	$63,142	$1,746,694

b.	2024
Assets Used by the Company:
Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2024	$1,430,338	$38,369,863	$1,021,498,821	$71,712	$8,873,468	$65,823	$82,358,651	$1,152,668,676
Additions	—	32,999	—	—	—	—	76,514,788	76,547,787
Disposals	—	(1,019)	(2,198,549)	—	(73,357)	(43)	(708)	(2,273,676)
Disposal of a subsidiary	—	(119,322)	—	—	(40,364)	—	—	(159,686)
Transfers and reclassifications	—	26,772,957	93,484,809	5,087	717,154	—	(117,585,901)	3,394,106
Exchange effect	(19,542)	532,534	13,761,646	1,221	56,331	2,627	3,480,772	17,815,589

As of December 31, 2024	$1,410,796	$65,588,012	$1,126,546,727	$78,020	$9,533,232	$68,407	$44,767,602	$1,247,992,796

Accumulated Depreciation and Impairment:
	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2024	$—	$24,028,140	$884,088,674	$56,257	$7,056,013	$63,038	$—	$915,292,122
Depreciation	—	1,474,732	42,716,755	4,663	521,994	1,879	—	44,720,023
Disposals	—	(109)	(2,153,787)	—	(72,920)	(43)	—	(2,226,859)
Disposal of a subsidiary	—	(27,083)	—	—	(20,056)	—	—	(47,139)
Exchange effect	—	199,320	12,658,149	813	49,355	2,590	—	12,910,227

As of December 31, 2024	$—	$25,675,000	$937,309,791	$61,733	$7,534,386	$67,464	$—	$970,648,374

Net carrying amount:
As of December 31, 2024	$1,410,796	$39,913,012	$189,236,936	$16,287	$1,998,846	$943	$44,767,602	$277,344,422

F
-51

Assets Subject to Operating Leases:
Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2024	$539,703	$2,440,917	$6,345	$1,385,740	$4,372,705
Transfers and reclassifications	—	2,000	—	15,166	17,166
Exchange effect	(2,982)	18,095	—	8,558	23,671

As of December 31, 2024	$536,721	$2,461,012	$6,345	$1,409,464	$4,413,542

Accumulated Depreciation and Impairment:
	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2024	$—	$1,297,068	$6,345	$1,322,598	$2,626,011
Depreciation	—	39,193	—	14,235	53,428
Exchange effect	—	10,945	—	8,543	19,488

As of December 31, 2024	$—	$1,347,206	$6,345	$1,345,376	$2,698,927

Net carrying amount:
As of December 31, 2024	$536,721	$1,113,806	$—	$64,088	$1,714,615

c.	Details of interest expense capitalized were as follows:

	For the years ended December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Interest expense capitalized	$9,355	$13,560

Interest rates applied	1.48% - 1.65%	1.52% - 1.96%

d.	Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases
The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 2 to 31 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Land (including land use right)	$5,318,986	$5,755,484
Buildings	156,483	168,568
Machinery and equipment	1,506,824	2,082,479
Transportation equipment	16,356	12,561
Other equipment	1,706	19,923

Net	$7,000,355	$8,039,015

	For the years ended December 31,
	2023	2024
	NT$	NT$
Depreciation	(In Thousands)	(In Thousands)

Land (including land use right)	$377,593	$377,882
Buildings	93,610	87,486
Machinery and equipment	203,606	220,734
Transportation equipment	13,267	10,852
Other equipment	3,004	1,697

Total	$691,080	$698,651

i.	For the years ended December 31, 2023 and 2024, the Company’s addition to right-of-use assets amounted to NT$206 million and NT$1,683 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Current	$514,324	$636,357
Non-current	4,878,863	5,782,659

Total	$5,393,187	$6,419,016

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.	The Company as a lessor
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

(10)	Intangible Assets
2023
Cost
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2023	$15,012	$5,669,787	$3,422,432	$2,953,984	$12,061,215
Additions	—	1,399,699	346,896	999,510	2,746,105
Write-off	—	(1,498,642)	(1,826,383)	(632,860)	(3,957,885)
Reclassifications	—	(5,855)	—	—	(5,855)
Exchange effect	—	(98,912)	(169,404)	(9,993)	(278,309)

As of December 31, 2023	$15,012	$5,466,077	$1,773,541	$3,310,641	$10,565,271

Accumulated Amortization and Impairment
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2023	$7,398	$2,689,397	$2,597,513	$2,491,707	$7,786,015
Amortization	—	1,741,898	277,768	535,944	2,555,610
Write-off	—	(1,498,642)	(1,826,383)	(632,860)	(3,957,885)
Exchange effect	—	(41,822)	(139,933)	(9,269)	(191,024)

As of December 31, 2023	$7,398	$2,890,831	$908,965	$2,385,522	$6,192,716

Net carrying amount:
As of December 31, 2023	$7,614	$2,575,246	$864,576	$925,119	$4,372,555

2024
Cost
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2024	$15,012	$5,466,077	$1,773,541	$3,310,641	$10,565,271
Additions	—	1,328,781	95,245	860,615	2,284,641
Write-off	—	(1,290,196)	(214,874)	(1,215,013)	(2,720,083)
Disposal of a subsidiary	—	(3,151)	—	—	(3,151)
Reclassifications	—	7,363	—	—	7,363
Exchange effect	—	(32,375)	388,567	(4,971)	351,221

As of December 31, 2024	$15,012	$5,476,499	$2,042,479	$2,951,272	$10,485,262

Accumulated Amortization and Impairment
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2024	$7,398	$2,890,831	$908,965	$2,385,522	$6,192,716
Amortization	—	1,656,180	216,437	763,921	2,636,538
Write-off	—	(1,290,196)	(214,874)	(1,215,013)	(2,720,083)
Disposal of a subsidiary	—	(2,025)	—	—	(2,025)
Exchange effect	—	(23,675)	252,269	(4,793)	223,801

As of December 31, 2024	$7,398	$3,231,115	$1,162,797	$1,929,637	$6,330,947

Net carrying amount:
As of December 31, 2024	$7,614	$2,245,384	$879,682	$1,021,635	$4,154,315

The amortization amounts of intangible assets were as follows:

	For the years ended December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Operating costs	$1,144,960	$999,321

Operating expenses	$1,410,650	$1,637,217

(11)	Short-Term Loans

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured bank loans	$13,530,000	$8,515,000

	As of December 31,
	2023	2024
Interest rates applied	1.69% - 2.65%	1.87% - 2.99%

(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Embedded derivatives in exchangeable bonds	$1,019,362	$899,961
Forward exchange contracts	—	1,039

Total	$1,019,362	$901,000

(13)	Bonds Payable

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured domestic bonds payable	$33,100,000	$24,600,000
Unsecured exchangeable bonds payable	5,757,373	5,757,373
Less: Discounts on bonds payable	(498,021)	(305,805)

Total	38,359,352	30,051,568
Less: Current or exchangeable portion due within one year	(13,779,701)	(5,466,589)

Net	$24,579,651	$24,584,979

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest was paid annually and the principal was fully repaid in June 2024.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest was paid annually and the principal was fully repaid in March 2024.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest was paid annually and the principal was fully repaid in October 2024.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (Green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.
Five-year (Green bond)	In mid-September 2023	NT$10,000 million	1.62%	Interest will be paid annually and the principal will be repayable in September 2028 upon maturity.

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

i.	Issue Amount: USD 400 million

ii.	Period: July 7, 2021 - July 7, 2026 (Maturity Date)

iii.	Redemption:

(i)
UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of
-0.625%
per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK on the TWSE, converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange rate at the time of redemption for payment in USD.

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

(iii)
Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$506.0 per NOVATEK common share on December 31, 2024.

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
On July 7, 2024, there were no bondholders that required UMC to redeem the outstanding exchangeable bonds.
As of December 31, 2023 and 2024, UMC has cumulatively repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling USD 187.1 million and USD 187.1 million, respectively with derecognition of the related derivative financial liabilities.

(14)	Long-Term Loans

a.	Details of long-term loans as of December 31, 2023 and 2024 were as follows:

	As of December 31,
Lenders	2023	2024	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Secured Long-Term Loan from Mega International Commercial Bank (1)	$4,866	$—	Repayable quarterly from October 24, 2019 to October 24, 2024 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (2)	13,765	9,529	Repayable quarterly from February 23, 2022 to February 22, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (3)	46,265	32,029	Repayable quarterly from December 22, 2022 to February 23, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (4)	—	41,050	Repayable monthly from April 10, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first three years.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	23,784	11,892	Repayable quarterly from October 19, 2015 to October 19, 2025 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	20,000	8,000	Repayable monthly from August 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	10,345	4,138	Repayable monthly from October 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	58,916	33,667	Repayable monthly from April 15, 2021 to April 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	34,400	34,400	Repayable quarterly from December 28, 2023 to December 28, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	—	19,500	Repayable monthly from October 15, 2024 to October 15, 2031 with monthly interest payments. Interest-only payment for the first and the second year.
Secured Syndicated Loans from China Development Bank and 6 others	11,766,832	10,025,233	Repayable semi-annually from March 19, 2021 to March 18, 2031 with semi-annually interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from First Commercial Bank (1)	35,668	24,076	Repayable monthly from December 2, 2021 to December 2, 2026 with monthly interest payments. Interest-only payment for the first year.

	As of December 31,
Lenders	2023	2024	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Secured Long-Term Loan from First Commercial Bank (2)	—	63,080	Repayable monthly from March 22, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first three years.
Secured Long-Term Loan from KGI Bank	21,000	21,000	Settlement due on December 25, 2026 with monthly interest payments.
Secured Long-Term Loan from Shanghai Commercial Bank (1)	16,650	11,100	Repayable monthly from January 19, 2022 to December 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (2)	4,980	4,046	Repayable quarterly from March 23, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (3)	45,000	36,563	Repayable quarterly from June 6, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (4)	—	9,100	Repayable quarterly from September 20, 2024 to March 15, 2028 with monthly interest payments.
Secured Long-Term Loan from CTBC Bank	131,750	131,750	Repayable semi-annually from September 25, 2023 to September 25, 2028 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Long-Term Loan from Bank of China	1,515,790	1,237,490	Repayable semi-annually from June 24, 2023 to June 24, 2026 with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	1,333,333	666,666	Repayable quarterly from March 24, 2023 to December 24, 2025 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	—	2,000,000	Repayable quarterly from November 24, 2026 to November 24, 2028 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	—	77,250	Repayable monthly from April 10, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first three years.
Unsecured Long-Term Loan from Taiwan Cooperative Bank (1)	—	115,970	Repayable monthly from April 10, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first and the second year.

	As of December 31,
Lenders	2023	2024	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured Long-Term Loan from Taiwan Cooperative Bank (2)	—	3,000,000	Repayable quarterly from July 17, 2027 to July 17, 2029 with monthly interest payments.
Unsecured Long-Term Loan from Eastern International Bank	—	59,380	Repayable monthly from April 10, 2024 to March 15, 2029 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Revolving Loan from First Commercial Bank (1) (Note A)	800,000	—	Settlement due on July 13, 2028 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (2) (Note B)	—	800,000	Settlement due on August 22, 2029 with monthly interest payments.
Unsecured Revolving Loan from Yuanta Commercial Bank (Note C)	3,000,000	2,000,000	Repayable annually from March 2, 2023 to March 2, 2026 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note D)	4,000,000	—	Settlement due on July 20, 2025 with monthly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note E)	—	3,000,000	Repayable semi-annually from November 28, 2025 to May 28, 2028 with monthly interest payments.
Unsecured Revolving Loan from Taipei Fubon Bank (Note F)	—	3,000,000	Repayable annually from January 20, 2026 to January 20, 2029 with monthly interest payments.
Unsecured Revolving Loan from DBS Bank (Note G)	—	4,700,000	Settlement due on December 25, 2029 with monthly interest payments.
Unsecured Revolving Loan from DBS Bank (Taiwan) (Note H)	—	4,000,000	Settlement due on December 13, 2029 with monthly interest payments.
Unsecured Revolving Loan from Australia and New Zealand Bank (Note I)	—	1,300,000	Settlement due on September 26, 2029 with monthly interest payments.

Subtotal	22,883,344	36,476,909
Less: Current portion	(2,227,096)	(5,528,409)

Total	$20,656,248	$30,948,500

	As of December 31,
	2023	2024
Interest rates applied	1.67% - 6.56%	1.53% - 5.49%

Note A:
First Commercial Bank approved the
1-year
credit loan on April 25, 2023, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to April 24, 2024. As of December 31, 2023, the unused line of credit was NT$1.2 billion.

Note B:
First Commercial Bank approved the
1-year
credit loan on July 9, 2024, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to July 9, 2025. As of December 31, 2024, the unused line of credit was NT$1.2 billion.

Note C:
UMC entered into a
5-year
loan agreement with Yuanta Commercial Bank, effective from March 3, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. This line of credit will be reduced starting from the end of the second year after the contract date and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is March 2, 2026. As of December 31, 2023 and 2024, the unused line of credit were both nil.

Note D:
UMC entered into a
5-year
loan agreement with CTBC Bank, effective from December 24, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. The expiration date of the agreement is July 20, 2025. As of December 31, 2023 and 2024, the unused line of credit were nil and NT$4 billion, respectively.

Note E:
UMC entered into a
5-year
loan agreement with Mega International Commercial Bank, effective from November 28, 2022. The agreement offered UMC a revolving line of credit of NT$5 billion. This line of credit will be reduced starting from the end of the two years and five months after the first use and every six months thereafter, with a total of six adjustments. The expiration date of the agreement is May 28, 2028. As of December 31, 2023 and 2024, the unused line of credit were NT$5 billion and NT$2 billion, respectively.

Note F:
UMC entered into a
5-year
loan agreement with Taipei Fubon Bank, effective from July 20, 2023. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is January 20, 2029. As of December 31, 2023 and 2024, the unused line of credit were NT$3 billion and nil, respectively.

Note G:
UMC entered into a
5-year
loan agreement with DBS Bank, effective from March 29, 2024. The agreement offered UMC a revolving line of credit of NT$6 billion. The expiration date of the agreement is March 29, 2029. As of December 31, 2024, the unused line of credit was NT$1.3 billion.

Note H:
UMC entered into a
5-year
loan agreement with DBS Bank (Taiwan), effective from October 10, 2024. The agreement offered UMC a revolving line of credit of NT$4 billion. The expiration date of the agreement is October 10, 2029. As of December 31, 2024, the unused line of credit was nil.

Note I:
UMC entered into a
5-year
loan agreement with Australia and New Zealand Bank, effective from September 26, 2024. The agreement offered UMC a revolving line of credit of USD 300 million. The expiration date of the agreement is September 26, 2029. As of December 31, 2024, the unused line of credit was NT$8.5 billion (USD 260 million).

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

c.
In 2016,
HEJIAN
resolved to provide endorsement for USCXM’s syndicated loan from banks including China Development Bank. The maximum amount of endorsement for the years ended December 31, 2023 and 2024 were NT$2,934 million and NT$1,800 million, respectively. As of December 31, 2023 and 2024, the actual amount provided were NT$1,686 million and NT$1,437 million, respectively.

d.
In 2017, UMC resolved to provide endorsement for USCXM’s syndicated loan from banks including China Development Bank. The maximum amount of endorsement for the years ended December 31, 2023 and 2024 were NT$10,351 million and NT$10,620 million, respectively. As of December 31, 2023 and 2024, the actual amount provided were NT$9,946 million and NT$8,477 million, respectively.

(15)	Post-Employment Benefits

a.	Defined contribution plan
The employee pension plan under the Labor Pension Act of R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$1,880 million, NT$1,655 million and NT$1,978 million were contributed by the Company for the years ended December 31, 2022, 2023 and 2024, respectively.

b.	Defined benefit plan
The employee pension plan mandated by the Labor Standards Act of R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. UMC contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. For the years ended December 31, 2022, 2023 and 2024, total pension expenses of NT$34 million, NT$45 million and NT$35 million, respectively, were recognized by UMC.

i.	Movements in present value of defined benefit obligation during the year:

	For the years ended December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Defined benefit obligation at beginning of year	$(5,106,623)	$(4,665,498)
Items recognized as profit or loss:
Service cost	(9,893)	(8,435)
Interest cost	(63,322)	(55,986)

Subtotal	(73,215)	(64,421)

Remeasurements recognized in other comprehensive income (loss):
Arising from changes in demographic assumptions	—	(142,117)
Arising from changes in financial assumptions	166,401	98,669
Experience adjustments	226,634	20,669

Subtotal	393,035	(22,779)

Benefits paid	121,305	359,975

Defined benefit obligation at end of year	$(4,665,498)	$(4,392,723)

ii.	Movements in fair value of plan assets during the year:

	For the years ended December 31,
	2023	2024
	NT$ (In Thousands)	NT$ (In Thousands)
Beginning balance of fair value of plan assets	$2,237,221	$2,460,413
Items recognized as profit or loss:
Interest income on plan assets	27,742	29,525
Contribution by employer	307,556	619,281
Benefits paid	(121,305)	(359,975)
Remeasurements recognized in other comprehensive income (loss):
Return on plan assets, excluding amounts included in interest income	9,199	211,230

Fair value of plan assets at end of year	$2,460,413	$2,960,474

The actual returns on plan assets of UMC for the years ended December 31, 2023 and 2024 were NT$37 million and NT$241 million, respectively.

iii.	The defined benefit plan recognized on the consolidated balance sheets were as follows:

	As of December 31,
	2023	2024
	NT$ (In Thousands)	NT$ (In Thousands)
Present value of the defined benefit obligation	$(4,665,498)	$(4,392,723)
Fair value of plan assets	2,460,413	2,960,474

Funded status	(2,205,085)	(1,432,249)

Net defined benefit liabilities, noncurrent recognized on the consolidated balance sheets	$(2,205,085)	$(1,432,249)

iv.	The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2023	2024
Cash	21%	21%
Equity instruments	46%	47%
Debt instruments	23%	21%
Others	10%	11%
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
two-year
time deposits.

v.	The principal underlying actuarial assumptions are as follows:

	As of December 31,
	2023	2024
Discount rate	1.20%	1.59%
Rate of future salary increase	3.50%	3.50%

vi.	Expected future benefit payments are as follows:

Year	As of December 31, 2024
NT$ (In Thousands)
2025	$404,452
2026	367,702
2027	387,394
2028	384,106
2029	391,245
2030 and thereafter	3,010,989

Total	$4,945,888

UMC expects to make pension fund contribution of NT$490 million in 2025. The weighted-average durations of the defined benefit obligation were 6 years and 8 years as of December 31, 2023 and 2024, respectively.

vii.	Sensitivity analysis:

As of December 31, 2023
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Decrease (increase) in defined benefit obligation	$137,615	$(144,683)	$(117,784)	$113,478

As of December 31, 2024
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Decrease (increase) in defined benefit obligation	$154,095	$(163,088)	$(137,421)	$131,562

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(16)	Deferred Government Grants

	As of December 31,
	2023	2024
	NT$ (In Thousands)	NT$ (In Thousands)
Beginning balance	$4,677,444	$2,547,022
Arising during the period	591,086	2,131,264
Recorded in profit or loss:
Other operating income	(2,663,843)	(841,091)
Exchange effect	(57,665)	123,833

Ending balance	$2,547,022	$3,961,028

Current (classified under other current liabilities)	$717,457	$906,935
Non-current (classified under other noncurrent liabilities)	1,829,565	3,054,093

Total	$2,547,022	$3,961,028

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(17)	Refund Liabilities (classified under other current liabilities)

	As of December 31,
	2023	2024
	NT$ (In Thousands)	NT$ (In Thousands)

Refund liabilities	$3,033,576	$3,918,437

(18)	Provisions

	As of December 31,
	2023	2024
	NT$ (In Thousands)	NT$ (In Thousands)
Onerous Contracts (classified under other current liabilities)	$57,800	$281,244
Decommissioning Liabilities (classified under other noncurrent liabilities)	602,433	695,168

Total	$660,233	$976,412

	Onerous Contracts	Decommissioning Liabilities
	NT$ (In Thousands)	NT$ (In Thousands)
Balance as of January 1, 2024	$57,800	$602,433
Arising during the period	254,809	32,999
Unused provision reversed	(33,567)	—
Discount rate adjustment and unwinding of discount from the passage of time	—	17,776
Exchange effect	2,202	41,960

Balance as of December 31, 2024	$281,244	$695,168

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

i.
UMC had 26,000 million common shares authorized to be issued as of December 31, 2023 and 2024, of which 12,530 million shares and 12,561 million shares were issued as of December 31, 2023 and 2024, respectively, each at a par value of NT$10.

ii.
UMC had 121 million and 115 million ADSs, which were traded on the NYSE as of December 31, 2023 and 2024, respectively. The total number of common shares of UMC represented by all issued ADSs were 607 million shares and 576 million shares as of December 31, 2023 and 2024, respectively. One ADS represents five common shares.

iii.
On December 5, 2023 and December 5, 2024, UMC issued restricted stocks for its employees in a total of 27 million shares and 33 million shares with a par value of NT$10 each, respectively. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv.
For the years ended December 31, 2023 and 2024, UMC has recalled and cancelled 2 million shares and 2 million shares, respectively of unvested restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

b.	Details of UMC’s stock (thousand shares) held by the Company’s associates are as follows:

	As of December 31,
	2023	2024
HSUN CHIEH	441,371	441,371
YANN YUAN	192,963	192,963
SUBTRON, the subsidiary of UNIMICRON (Note A)	47	47
SIS (Note B)	266,580	266,580

Total	900,961	900,961

Note A:	Beginning from January 2023, SUBTRON becomes an associate of the Company.

Note B:	Beginning from August 2023, SIS becomes an associate of the Company.

c.	Retained earnings and dividend policies:
According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.

ii.	Making up loss for preceding years.

iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv.	Appropriating or reversing special reserve by government officials or other regulations.

v.
The remaining, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

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
Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for offsetting accumulated deficits or earnings distribution.
The appropriation of earnings for 2023 was approved by the shareholders’ meeting held on May 30, 2024, while the appropriation of earnings for 2024 was proposed by the Board of Directors’ meeting on February 26, 2025. The details of appropriation were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2023	2024	2023	2024
Legal reserve	$6,255,736	$4,738,237
Special reserve	(2,734,057)	—
Cash dividends	37,587,102	35,787,598	$3.00	$2.85

The aforementioned 2023 appropriation approved by shareholders’ meeting was consistent with the resolutions of the Board of Directors’ meeting held on February 27, 2024.
The cash dividend per share for 2023 was adjusted to NT$3.00011747 per share. The adjustment was due to the decrease of outstanding common shares from cancellation of the restricted stock in April 2024.
The appropriation of 2024 unappropriated retained earnings has not yet been approved by the shareholders’ meeting as of the reporting date. Information relevant to the Board of Directors’ meeting resolutions and shareholders’ meeting approval can be obtained from the “Market Observation Post System” on the website of the TWSE.
Please refer to Note 6(22) for information on the employees and directors’ compensation.

d.	Non-controlling interests:

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Balance as of January 1	$223,181	$343,679	$340,859
Impact of retroactive applications	(66,089)	—	—

Adjusted balance as of January 1	157,092	343,679	340,859
Attributable to non-controlling interests:
Net income (loss)	819,960	450,184	(104,674)
Other comprehensive income (loss)	8	(14)	76
Share-based payment transactions	1,490	5,817	1,913
Changes in subsidiaries’ ownership	(1,339)	456	(7,910)
Non-controlling interests	5,456	4,187	26,349
Derecognition of the non-controlling interests	(638,988)	(463,450)	—

Ending balance	$343,679	$340,859	$256,613

(20)	Share-Based Payment

a.	Restricted stock plan for employees
The equity-settled share-based payment of restricted stock plans for employees in each year are as follows:

	2024 Plan	2022 Plan		2020 Plan
	1st tranche	1st tranche	2nd tranche	1st tranche	2nd tranche
Resolution date of UMC’s shareholders meeting	May 30, 2024		May 27, 2022		June 10, 2020
Maximum shares to be issued (in thousands)	66,000	50,000		233,200
Eligible employees	Qualified employees of the Company	Qualified employees of the Company		Qualified employees of UMC
Issuance of shares (in thousands)	32,956	23,060	26,728	200,030	1,268
Issuance date	December 5, 2024	December 5, 2022	December 5, 2023	September 1, 2020	June 9, 2021
Weighted-average fair value on the grant date (NT$/ per share)	$39.27	$44.40	$48.90	$21.80	$53.00
The aforementioned restricted stock plans for employees are issued gratuitously and have a duration of four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. Before any employee who has been granted restricted stock award shares fulfills the vesting conditions, the rights of the restricted stocks to attendance, proposal, statement, voting and election at the shareholders’ meeting shall be exercised by an entrusted institution according to a custodial agreement. Other rights of restricted stocks including but not limited to, the right to distribution of cash dividends, stock dividends, legal reserves and capital reserves, and the preemptive right for new shares of capital increase by cash, shall be the same as those of the outstanding common shares of UMC, but are restricted from selling, pledging, setting guarantee, transferring, granting, or disposing of the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The 2024 restricted stock plan for employees includes market conditions. The compensation cost for these market conditions was measured at fair value initially by using Monte Carlo Simulation on the grant date. The assumptions used are as follows:

2024 Plan
1st tranche
Share price of measurement date (NT$/ per share)	$44.60
Expected volatility	23.76% - 34.32%
Expected life	2 - 4 years
Risk-free interest rate	1.40% - 1.46%
For the aforementioned 2024, 2022 and 2020 plans, the unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the years ended December 31, 2022, 2023 and 2024, the compensation costs of NT$1,352 million, NT$1,025 million and NT$775 million, respectively, were recognized in expenses by the Company.

b.	Stock appreciation right plan for employees
In September 2020 and June 2021, the Company executed a compensation plan to grant 26 million units and 1 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC. The compensation plan, which was implemented in September 2020, expired in August 2024.

The compensation cost for the cash-settled share-based payment was measured at fair value initially by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. As of December 31, 2024, the assumptions used are as follows:

Granted in June 2021
Share price of measurement date (NT$/ per share)	$43.05
Expected volatility	25.80%
Expected life	0.44 years
Expected dividend yield	6.46%
Risk-free interest rate	1.38%
For the years ended December 31, 2022, 2023 and 2024, the compensation costs of NT$210 million, NT$105 million and NT$20 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized which were classified under other payables and other noncurrent liabilities amounted to NT$207 million and NT$8 million as of December 31, 2023 and 2024, respectively. The intrinsic value for the liabilities of vested rights was nil.

(21)	Operating Revenues

a.	Disaggregation of revenue

i.	By product

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Wafer	$265,600,173	$211,750,622	$221,820,412
Others	13,105,091	10,782,378	10,482,172

Total	$278,705,264	$222,533,000	$232,302,584

ii.	By geography

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Taiwan	$105,213,451	$68,360,231	$83,758,430
China (includes Hong Kong)	39,641,613	27,545,452	37,117,309
Japan	17,053,279	11,612,866	9,107,394
Korea	25,689,385	30,872,198	26,295,063
USA	67,352,671	59,103,051	58,117,650
Europe	23,711,284	24,932,099	17,902,262
Others	43,581	107,103	4,476

Total	$278,705,264	$222,533,000	$232,302,584

Beginning from 2023, the geographic breakdown of the Company’s operating revenues is based on the location where the Company’s customers are headquartered, and the comparative information in respect of the preceding period is also presented on a consistent basis.

iii.	By the timing of revenue recognition

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
At a point in time	$276,175,120	$220,283,306	$229,505,369
Over time	2,530,144	2,249,694	2,797,215

Total	$278,705,264	$222,533,000	$232,302,584

b.	Contract balances

i.	Contract assets, current

	As of January 1,	As of December 31,
	2023	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Sales of goods and services	$766,691	$1,132,477	$1,043,680
Less: Loss allowance	(393,373)	(392,949)	(417,967)

Net	$373,318	$739,528	$625,713

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement as disclosed in Note 9(7).

 ii.   Contract liabilities

	As of January 1,	As of December 31,
	2023	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)

Sales of goods and services	$3,985,003	$3,681,352	$2,660,181

Current	$3,546,815	$3,250,712	$2,200,561
Non-current	438,188	430,640	459,620

Total	$3,985,003	$3,681,352	$2,660,181

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.
The Company recognized NT$2,871 million and NT$3,416 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the years ended December 31, 2023 and 2024.

c.
The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$195 million and NT$355 million as of December 31, 2023 and 2024, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer
As of December 31, 2023 and 2024, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$877 million and NT$584 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(22)	Operating Costs and Expenses
The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2022			2023			2024
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$			NT$			NT$
	(In Thousands)			(In Thousands)			(In Thousands)
Employee benefit expenses
Salaries	$30,074,528	$13,928,646	$44,003,174	$26,693,905	$12,002,205	$38,696,110	$25,959,209	$11,485,738	$37,444,947
Labor and health insurance	1,368,803	471,788	1,840,591	1,502,553	557,543	2,060,096	1,383,016	527,153	1,910,169
Pension	1,489,076	424,752	1,913,828	1,240,577	460,079	1,700,656	1,511,302	501,915	2,013,217
Other employee benefit expenses	373,739	165,114	538,853	421,871	196,739	618,610	401,329	207,925	609,254
Depreciation	39,305,321	1,756,609	41,061,930	36,006,021	1,545,067	37,551,088	43,740,758	1,595,934	45,336,692
Amortization	1,470,912	1,370,422	2,841,334	1,277,920	1,448,561	2,726,481	1,041,562	1,654,002	2,695,564
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

The Company recognized the employees and directors’ compensation in the profit or loss with corresponding other payables during the periods when earned for the years ended December 31, 2022, 2023 and 2024. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.
The distributions of employees and directors’ compensation for 2022 and 2023 were reported to the shareholders’ meeting on May 31, 2023 and May 30, 2024, respectively, while the distributions of employees and directors’ compensation for 2024 were approved through the Board of Directors’ meeting on February 26, 2025. The details of distribution were as follows:

	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Employees’ compensation – Cash	$9,160,485	$5,439,059	$4,509,603
Directors’ compensation	45,000	45,000	45,000
The aforementioned employees and directors’ compensation for 2022 and 2023 reported during the shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 22, 2023 and February 27, 2024, respectively.
Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(23)	Net Other Operating Income and Expenses

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)

Government grants	$5,058,658	$3,862,001	$1,337,458
Rental income from property, plant and equipment	192,833	202,082	202,010
Gain on disposal of property, plant and equipment	482,983	268,293	72,402
Others	(394,827)	(330,050)	(287,961)

Total	$5,339,647	$4,002,326	$1,323,909

(24)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Loss on valuation of financial assets and liabilities at fair value through profit or loss	$(1,247,962)	$(40,553)	$(320,956)
Gain (loss) on disposal of investments accounted for under the equity method	50,553	163,395	(2,093)
Others	62,869	100,254	20,345

Total	$(1,134,540)	$223,096	$(302,704)

b.	Finance costs

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Interest expenses
Bonds payable	$486,079	$444,424	$500,757
Bank loans	1,100,840	833,548	963,263
Lease liabilities	166,928	179,367	196,457
Others	31,464	16,390	18,225
Financial expenses	81,018	96,645	77,398

Total	$1,866,329	$1,570,374	$1,756,100

(25)	Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2022
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$296,804	$—	$296,804	$(59,361)	$237,443
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	(4,646,064)	—	(4,646,064)	(71,121)	(4,717,185)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(1,694,965)	—	(1,694,965)	123,483	(1,571,482)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	9,292,308	—	9,292,308	883,238	10,175,546
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	91,442	—	91,442	(23,672)	67,770

Total other comprehensive income (loss)	$3,339,525	$—	$3,339,525	$852,567	$4,192,092

	For the year ended December 31, 2023
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$402,234	$—	$402,234	$(80,447)	$321,787
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	5,530,359	—	5,530,359	(243,057)	5,287,302
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,610,116	—	1,610,116	(90,891)	1,519,225
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(2,386,278)	—	(2,386,278)	386,660	(1,999,618)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(73,005)	(1,413)	(74,418)	3,768	(70,650)

Total other comprehensive income (loss)	$5,083,426	$(1,413)	$5,082,013	$(23,967)	$5,058,046

	For the year ended December 31, 2024
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$188,451	$—	$188,451	$(37,690)	$150,761
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	(539,327)	—	(539,327)	25,123	(514,204)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	301,134	—	301,134	28,783	329,917
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	8,902,745	—	8,902,745	153,317	9,056,062
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	324,191	(817)	323,374	(24,317)	299,057

Total other comprehensive income (loss)	$9,177,194	$(817)	$9,176,377	$145,216	$9,321,593

(26)	Income Tax

a.	The major components of income tax expense (benefit) for the years ended December 31, 2022, 2023 and 2024 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)

Current income tax expense (benefit):
Current income tax charge	$17,582,039	$6,426,598	$6,105,080
Adjustments in respect of current income tax of prior periods	(585,941)	(217,891)	(124,430)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	2,276,015	2,239,309	2,441,278
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	60,178	—	(34,010)
Deferred income tax related to changes in tax rates	—	—	68
Adjustment of prior year’s deferred income tax	8,611	(120,230)	(3,227)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(14,007)	(16,516)	(14,565)

Income tax expense recorded in profit or loss	$19,326,895	$8,311,270	$8,370,194

ii.	Deferred income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)

Remeasurements of defined benefit pension plans	$(59,361)	$(80,447)	$(37,690)
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	(71,121)	(243,057)	25,123
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	123,483	(90,891)	28,783

Income tax related to items that will not be reclassified subsequently to profit or loss	$(6,999)	$(414,395)	$16,216

(ii) Items that may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Exchange differences on translation of foreign operations	$883,238	$386,660	$153,317
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(23,672)	3,768	(24,317)

Income tax related to items that may be reclassified subsequently to profit or loss	$859,566	$390,428	$129,000

iii. Deferred income tax charged directly to equity

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$(2,720)	$(1,117)	$1,174

b.	A reconciliation between income tax expense (benefit) and income before tax at UMC’s applicable tax rate were as follows:

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Income before tax	$109,625,660	$68,450,404	$57,044,820

At UMC’s statutory income tax rate	21,925,132	13,690,081	11,408,964
Adjustments in respect of current income tax of prior periods	(585,941)	(217,891)	(124,430)
Net changes in loss carry-forward and investment tax credits	(465,152)	(2,179,234)	(2,026,085)
Adjustment of deferred tax assets/liabilities for write-downs/reversals and different jurisdictional tax rates	(281,319)	211,639	559,386
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(4,384,566)	(1,428,035)	(472,756)
Investment loss (gain)	1,827,822	(755,800)	205,207
Dividend income	(423,027)	(323,182)	(231,267)
Others	(340,745)	(145,520)	(610,092)
Basic tax	—	43,506	13,414
Estimated income tax on unappropriated earnings	1,247,910	(1,160,324)	(743,264)
Deferred income tax related to changes in tax rates	—	—	68
Effect of different tax rates applicable to UMC and its subsidiaries	605,929	234,510	15,673
Taxes withheld in other jurisdictions	35,979	38,346	44,489
Others	164,873	303,174	330,887

Income tax expense recorded in profit or loss	$19,326,895	$8,311,270	$8,370,194

c.	Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)

Deferred income tax assets
Depreciation	$2,396,554	$2,616,538
Pension	436,129	281,385
Refund liabilities	306,408	318,156
Allowance for inventory valuation losses	682,909	726,023
Investment loss	314,427	328,241
Unrealized profit on intercompany sales	689,124	471,583
Others	304,860	482,577

Total deferred income tax assets	5,130,411	5,224,503

Deferred income tax liabilities
Depreciation	(2,085,916)	(4,387,572)
Investment gain	(2,888,534)	(3,093,367)
Amortizable assets	(283,405)	(283,111)
Others	(374,109)	(354,201)

Total deferred income tax liabilities	(5,631,964)	(8,118,251)

Net deferred income tax assets (liabilities)	$(501,553)	$(2,893,748)

d.	Movement of deferred tax

	For the years ended December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Balance as of January 1	$1,663,800	$(501,553)
Amounts recognized in profit or loss during the period	(2,102,563)	(2,389,544)
Amounts recognized in other comprehensive income (loss)	(23,967)	145,216
Amounts recognized in equity	(1,117)	1,174
Exchange adjustments	(37,706)	(149,041)

Balance as of December 31	$(501,553)	$(2,893,748)

e.
The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2024, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2022, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2013.

f.
UMC’s branch in Singapore obtained two tax incentives granted by the Singapore government for a period of five years from August 2020. The qualifying incomes are either tax-exempt
or taxed at concessionary tax rate. The incentive period will end in July 2025.

g.	The information of the unused tax loss carry-forward for which no deferred income tax assets have been recognized were as follows:

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Expiry period
1-5 years	$15,395,514	$19,761,573
6-10 years	22,128,180	11,407,986

Total	$37,523,694	$31,169,559

h.	As of December 31, 2023 and 2024, deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$3,410 million and NT$3,727 million, respectively.

i.
As of December 31, 2023 and 2024, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$20,389 million and NT$28,072 million, respectively.

j.
UMC KOREA, UME BV and USJC, the subsidiaries of UMC, are operating in jurisdictions where the Pillar Two legislation has been enacted or substantively enacted. The legislation will gradually come into effect or be implemented in the aforementioned jurisdictions beginning from 2024. The subsidiaries had no current tax expense related to the Pillar Two legislation for the year ended December 31, 2024.

(27)	Earnings Per Share

a.	Earnings per share-basic

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$89,478,805	$59,688,950	$48,779,300

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,095,312	12,137,954	12,173,188

Earnings per share-basic (NTD)	$7.40	$4.92	$4.01

b.	Earnings per share-diluted

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$89,478,805	$59,688,950	$48,779,300

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,095,312	12,137,954	12,173,188
Effect of dilution
Restricted stocks for employees	156,098	114,974	69,881
Employees’ compensation	238,242	129,196	122,400

Weighted-average number of ordinary shares after dilution (thousand shares)	12,489,652	12,382,124	12,365,469

Earnings per share-diluted (NTD)	$7.16	$4.82	$3.94

(28)	Reconciliation of Liabilities Arising from Fina nci ng Activities
For the year ended December 31, 2022

			Non-cash changes
Items	As of January 1, 2022	Cash Flows	Foreign exchange	Others (Note A)		As of December 31, 2022
	NT$	NT$	NT$	NT$		NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)		(In Thousands)
Short-term loans	$1,924,124	$(1,965,684)	$41,560	$—		$—
Long-term loans (current portion included)	36,624,907	(18,816,259)	1,470,694	—		19,279,342
Bonds payable (current portion included)	40,536,658	(13,305,050)	—	953,079		28,184,687
Guarantee deposits (current portion included)	14,369,769	14,984,941	1,402,291	—		30,757,001 (Note B	)
Lease liabilities	5,068,754	(712,854)	153,406	1,227,789 (Note C	)	5,737,095
Other financial liabilities	20,966,209	—	306,902	176,376		21,449,487
For the year ended December 31, 2023

			Non-ca sh changes
Items	As of January 1, 2023	Cash Flows	Foreign exchange	Others (Note A)	As of December 31, 2023
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Short-term loans	$—	$13,530,000	$—	$—	$13,530,000
Long-term loans (current portion included)	19,279,342	3,857,704	(253,702)	—	22,883,344
Bonds payable (current portion included)	28,184,687	9,989,245	—	185,420	38,359,352
Guarantee deposits (current portion included)	30,757,001	10,423,345	419,040	—	41,599,386 (Note B	)
Lease liabilities	5,737,095	(666,439)	(24,106)	346,637	5,393,187
Other financial liabilities	21,449,487	(21,209,443)	(330,783)	90,739	—

For the year ended December 31, 2024

			Non-cash changes
Items	As of January 1, 2024	Cash Flows	Foreign exchange	Others (Note A)		As of December 31, 2024
	NT$	NT$	NT$	NT$		NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)		(In Thousands)
Short-term loans	$13,530,000	$(5,015,000)	$—	$—		$8,515,000
Long-term loans (current portion included)	22,883,344	13,178,434	415,131	—		36,476,909
Bonds payable (current portion included)	38,359,352	(8,500,465)	—	192,681		30,051,568
Guarantee deposits (current portion included)	41,599,386	(572,321)	1,847,429	—		42,874,494 (Note B	)
Lease liabilities	5,393,187	(731,138)	92,617	1,664,350 (Note C	)	6,419,016
Note A: Other
non-cash
changes mainly consisted of discount amortization measured by the effective interest method.
Note B: Guarantee deposits mainly consisted of deposits of capacity reservation.
Note C: Mainly due to the addition to lease properties.

7.	SIGNIFICANT RELATED PARTY TRANSACTIONS

a.	Significant intercompany transactions between consolidated entities were as follows:
For the year ended December 31, 2022

Entity	Counterparty	Transactions (Note A)
		Account	Amount		Terms (Note B)

			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$68,554,072		Net 60 days
UMC	UMC-USA	Accounts receivable	9,502,922		—
UMC	USCXM	Sales	1,143,280 (Note C	)	Net 30 days
UMC	USCXM	Accounts receivable	16,774		—
UMC	UDS	Sales	656,472		Net 30 days
UMC	UDS	Accounts receivable	6,734		—
UMC	USJC	Sales	164,855		Net 60 days
UMC	USJC	Accounts receivable	151,430		—
USJC	UMC-USA	Sales	4,272,900		Net 60 days
USJC	UMC-USA	Accounts receivable	744,082		—
USCXM	UMC-USA	Sales	1,565,670		Net 60 days
USCXM	UMC-USA	Accounts receivable	310,431		—
USCXM	UMC	Sales	1,035,407		Net 30 days - Net 45 days
USCXM	UMC	Accounts receivable	173		—
USCXM	UDS	Sales	148,259		Month-end 30 days
USCXM	UDS	Accounts receivable	171		—
WAVETEK	UMC-USA	Sales	716,357		Net 60 days
WAVETEK	UMC-USA	Accounts receivable	81,819		—
WAVETEK	UMC	Sales	124,178		Month-end 30 days
HEJIAN	UMC-USA	Sales	551,913		Net 60 days
HEJIAN	UMC-USA	Accounts receivable	147,265		—
HEJIAN	UDS	Sales	311,972		Month-end 30 days
HEJIAN	UDS	Accounts receivable	9,500		—

For the year ended December 31, 2023

Entity	Counterparty	Transactions (Note A)
		Account	Amount		Terms (Note B)

			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$61,923,652		Net 60 days
UMC	UMC-USA	Accounts receivable	5,827,800		—
UMC	USCXM	Sales	1,127,275 (Note C	)	Net 30 days
UMC	USCXM	Accounts receivable	11,688		—
UMC	UDS	Sales	364,948		Net 30 days
UMC	UDS	Accounts receivable	10,800		—
USJC	UMC-USA	Sales	3,487,292		Net 60 days
USJC	UMC-USA	Accounts receivable	342,835		—
USCXM	UMC-USA	Sales	1,208,630		Net 60 days
USCXM	UMC-USA	Accounts receivable	17,816		—
USCXM	UMC	Sales	134,303		Net 30 days - Net 45 days
USCXM	UDS	Sales	286,087		Month-end 30 days
USCXM	UDS	Accounts receivable	362		—
WAVETEK	UMC-USA	Sales	505,806		Net 60 days
WAVETEK	UMC-USA	Accounts receivable	53,916		—
HEJIAN	UMC-USA	Sales	384,067		Net 60 days
HEJIAN	UMC-USA	Accounts receivable	43,863		—
HEJIAN	UDS	Sales	159,523		Month-end 30 days
HEJIAN	UDS	Accounts receivable	2,696		—

For the year ended December 31, 2024

Entity	Counterparty	Transactions (Note A)
		Account	Amount		Terms (Note B)

			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$58,145,772		Net 60 days
UMC	UMC-USA	Accounts receivable	6,970,670		—
UMC	USCXM	Sales	1,210,478 (Note C	)	Net 30 days
UMC	USCXM	Accounts receivable	12,623		—
UMC	UDS	Sales	337,007 (Note D	)	Net 30 days
USJC	UMC-USA	Sales	4,755,322		Net 60 days
USJC	UMC-USA	Accounts receivable	713,962		—
USCXM	UMC-USA	Sales	639,413		Net 60 days
USCXM	UMC-USA	Accounts receivable	137,666		—
USCXM	UDS	Sales	287,522 (Note D	)	Month-end 30 days
WAVETEK	UMC-USA	Sales	397,260		Net 60 days
WAVETEK	UMC-USA	Accounts receivable	39,086		—
HEJIAN	UMC-USA	Sales	240,749		Net 60 days
HEJIAN	UMC-USA	Accounts receivable	31,132		—

Note A:	The significant intercompany transactions listed above include downstream and upstream transactions.

Note B:	The sales price to the above related parties was determined through mutual agreement in reference to market conditions.

Note C:	UMC authorized technology licenses to its subsidiary, USCXM, in the amount of US$0.35 billion, which was recognized as deferred revenue to be realized over time.

Note D:	In August 2024, HEJIAN has disposed of its 100% of ownership interest in the subsidiary, UDS.

b.	Significant transactions between the Company and other related parties were as follows:

(i)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP. and its Subsidiaries	Associate (Note A)
PHOTRONICS DNP MASK CORPORATION	Other related party
XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.	Directors and supervisors of subsidiary (Note B)
FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP	Directors of subsidiary (Note B)
Note A: Prior to August 2023, SIS held one board seat on UMC’s Board of Directors. Therefore, SIS was classified as other related party. Beginning from August 2023, the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate. Please refer to Note 6(7) for the relevant information.
Note B: Beginning from July 2023, the company is no longer serving as the directors and supervisors of subsidiary, and therefore is no longer considered a related party to the Company.

(ii)	Operating revenues

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Associates	$5,744,098	$3,018,171	$3,611,015
Other related party	40,474	4,463	—

Total	$5,784,572	$3,022,634	$3,611,015

(iii)	Accounts receivable, net

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Associates
FARADAY TECHNOLOGY CORP. and its Subsidiaries
FARADAY TECHNOLOGY CORP.	$302,828	$456,332
ARTERY TECHNOLOGY CORPORATION, LTD.	40,886	148,508
Others	3,602	493
Other associates	648	14,680

Total	$347,964	$620,013

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end
30
-
60
days, while the collection periods for overseas sales were
month-end
30
-
60
days.

(iv)	Significant asset transactions
Acquisition of subsidiaries’ ownership
For the years ended December 31, 2022 and 2024: None.
For the year ended December 31, 2023:

	Trading Capital Amount	Transaction underlying	Purchase price
	RMB¥		NT$
	(In Thousands)		(In Thousands)
XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.	3,741,862	Ownership of USCXM	$17,945,970
FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP	674,762	Ownership of USCXM	3,263,473

Total	4,416,624		$21,209,443

Acquisition of investments accounted for under the equity method
For the year ended December 31, 2022: None.
For the year ended December 31, 2023:

	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)
Associates	4,945	Stock of UNIMICRON	$608,224

For the year ended December 31, 2024:

	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			NT$
			(In Thousands)
Associates	1,723	Stock of FARADAY	$533,973

Please refer to Note 6(7) for the relevant information.
Acquisition of intangible assets

	Purchase price
	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
FARADAY TECHNOLOGY CORP.	$266,053	$323,551	$310,460

Disposal of subsidiary ownership
For the years ended December 31, 2022 and 2023: None.
For the year ended December 31, 2024:

	Transaction underlying	Trading Capital Amount	Disposal price	Gain on disposal
		RMB¥ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Associates
Subsidiary of SIS - SIS SEMICONDUCTOR (SHANDONG) CO., LTD.	Ownership of UDS	30,000	$341,387	$352

On April 2, 2024, the Board of Directors of HEJIAN approved to dispose of its 100% of ownership interest in the subsidiary, UDS. The disposal was completed in August 2024.

(v)	Others
Mask expenditure

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Other related party	$2,581,409	$2,375,225	$2,285,797

Other payables of mask expenditure

	As of December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Other related party	$812,185	$751,763	$621,737

c.	Key management personnel compensation

	For the years ended December 31,
	2022	2023	2024
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Short-term employee benefits	$2,047,118	$1,462,964	$1,223,667
Post-employment benefits	2,782	2,732	2,603
Share-based payment	719,786	500,391	298,500
Others	649	618	417

Total	$2,770,335	$1,966,705	$1,525,187

8.	ASSETS PLEDGED AS COLLATERAL
The following table lists assets of the Company pledged as collateral:

	As of December 31,
	2023	2024	Party to which asset(s) was pledged	Purpose of pledge
	NT$	NT$
	(In Thousands)	(In Thousands)
Refundable Deposits (Time deposit)	$813,289	$1,009,000	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	236,556	237,051	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	18,647	18,647	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	64,950	64,950	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	8,118	8,118	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	36,970	38,073	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,006,852	—	Bank of China and Agricultural Bank of China	Bank performance guarantee
Refundable Deposits (Time deposit)	459,900	490,950	CTBC Bank Singapore Branch	Collateral for letter of credit
Buildings	4,487,730	4,377,176	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	6,627,761	4,057,201	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI Bank, First Commercial Bank, Shanghai Commercial Bank, CTBC Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	266,650	269,152	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans

Total	$14,027,423	$10,570,318

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of December 31, 2024, amounts available under unused letters of credit were NT$0.7 billion.

(2)	As of December 31, 2024, the Company entrusted financial institutions to open performance guarantee, mainly related to the customs tax and electricity supply guarantee, amounting to NT$0.8 billion.

(3)
The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$4.0 billion. As of December 31, 2024, the portion of royalties and development fees not yet recognized was NT$1.4 billion.

(4)
The Company entered into several construction contracts for the expansion of its operations. As of December 31, 2024, these construction contracts amounted to approximately NT$70.9 billion and the portion of the contracts not yet recognized was approximately NT$15.2 billion.

(5)	The Company entered into several wafer fabrication contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)
The Company has entered into long-term contracts with multiple suppliers for the purchase of renewable energy. The relative duration, anticipated quantity and pricing of the energy purchase are specified in the contracts.

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

10.	SIGNIFICANT SUBSEQUENT EVENTS

(1)	From January 1 to April 24, 2025, the Company made repayments of the long-term loans in a total amount of NT$11,102 million which were classified as non-current liabilities.

(2)
On January 21, 2025, a magnitude 6.4 earthquake occurred in southern Taiwan, causing damage to some work-in-progress
wafers at UMC’s Fab 12A factory in Tainan. As the losses caused by the earthquake will be claimed under UMC’s insurance policy, there is no material impact on UMC’s finances and business.

11.	FINANCIAL RISK AND FAIR VALUE DISCLOSURES

(1)	Categories of financial instruments

	As of December 31,
Financial Assets	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial assets at fair value through profit or loss	$17,138,461	$18,456,932
Financial assets at fair value through other comprehensive income	17,683,960	17,209,328
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	132,547,415	104,993,968
Receivables	32,292,914	34,994,933
Refundable deposits	2,708,823	1,992,400
Other financial assets	6,353,768	3,739,224

Total	$208,725,341	$181,386,785

	As of December 31,
Financial Liabilities	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial liabilities at fair value through profit or loss	$1,019,362	$901,000
Financial liabilities measured at amortized cost
Short-term loans	13,530,000	8,515,000
Payables	52,393,399	42,259,798
Guarantee deposits (current portion included)	41,599,386	42,874,494
Bonds payable (current portion included)	38,359,352	30,051,568
Long-term loans (current portion included)	22,883,344	36,476,909
Lease liabilities	5,393,187	6,419,016

Total	$175,178,030	$167,497,785

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
The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2022, 2023 and 2024 decreases/increases by NT$1,305 million, NT$620 million and NT$1,095 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2022, 2023 and 2024 decreases/increases by NT$572 million, NT$582 million and NT$615 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2022, 2023 and 2024 decreases/increases by NT$538 million, NT$290 million and NT$237 million, respectively.
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
At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2022, 2023 and 2024 to decrease/increase by NT$19 million, NT$36 million and NT$45 million, respectively.
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

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the years ended December 31, 2022, 2023 and 2024 by NT$285 million, NT$270 million and NT$261 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income (loss) for the years ended December 31, 2022, 2023 and 2024 by NT$579 million, NT$722 million and NT$689 million, respectively.
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
As of December 31, 2023 and 2024, accounts receivable from the top ten customers represent 67% and 66% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management
The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.
The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2023
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)

Non-derivative financial liabilities
Short-term loans	$13,780,612	$—	$—	$—	$13,780,612
Payables	52,202,821	—	—	—	52,202,821
Guarantee deposits	1,476,430	3,556,179	25,955,654	10,611,123	41,599,386
Bonds payable (Note A)	14,797,772	10,980,506	12,321,345	2,132,963	40,232,586
Long-term loans	2,872,168	14,406,101	5,071,743	2,940,524	25,290,536
Lease liabilities	649,879	1,311,239	1,223,724	3,712,729	6,897,571

Total	$85,779,682	$30,254,025	$44,572,466	$19,397,339	$180,003,512

	As of December 31, 2024
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$8,683,215	$—	$—	$—	$8,683,215
Payables	42,136,632	—	—	—	42,136,632
Guarantee deposits	921,134	4,571,633	27,522,150	9,859,577	42,874,494
Bonds payable (Note A)	340,976	16,675,030	12,146,745	2,118,683	31,281,434
Long-term loans (Note B)	6,354,561	11,490,087	21,478,391	93,106	39,416,145
Lease liabilities	830,618	1,509,438	1,437,870	4,442,706	8,220,632

Total	$59,267,136	$34,246,188	$62,585,156	$16,514,072	$172,612,552

Derivative financial liabilities
Forward exchange contracts
Net settlement-outflow	$(1,039)	$—	$—	$—	$(1,039)

Note A: UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$5,753 million and NT$5,893 million as of December 31, 2023 and 2024, respectively. Please refer to Note 6(13) for the terms of redemption.
Note B: For the long-term loans with contractual maturity within 2 to 3 years and 4 to 5 years in 2024, the Company made repayments in the amounts of NT$1,971 million and NT$9,131 million, respectively, from January 1 to April 24, 2025.

(6)	Foreign currency risk management
UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:
As of December
 31, 2023
Forward exchange contracts have been settled.
As of December
 31, 2024

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 24 million	December 27, 2024 - January 21, 2025

(7)	Fair value measurement
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
re-assessing
categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$443,601	$—	$—	$443,601
Financial assets at fair value through profit or loss, noncurrent	6,424,475	19,300	10,251,085	16,694,860
Financial assets at fair value through other comprehensive income, current	5,753,379	—	—	5,753,379
Financial assets at fair value through other comprehensive income, noncurrent	8,693,193	—	3,237,388	11,930,581
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	—	1,019,362	1,019,362

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$606,016	$2	$—	$606,018
Financial assets at fair value through profit or loss, noncurrent	5,703,325	18,800	12,128,789	17,850,914
Financial assets at fair value through other comprehensive income, current	5,893,377	—	—	5,893,377
Financial assets at fair value through other comprehensive income, noncurrent	7,879,553	—	3,436,398	11,315,951
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	1,039	899,961	901,000

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
During the year ended December 31, 2023, as the private placement ordinary shares held by the Company’s subsidiary became publicly listed on the over-the-counter
market in Taiwan in May 2023, the Company transferred NT$655 million of the financial assets at fair value through profit or loss measured at the end of the reporting period in the quarter from Level 2 to Level 1 fair value measurement. During the year ended December 31, 2024, there was no transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2023	$3,198,808	$2,865,258	$4,626,333	$36,474	$—	$10,726,873	$3,427,720	$182,547	$3,610,267
Recognized in profit (loss)	(312,149)	(277,994)	(617,764)	(8,828)	—	(1,216,735)	—	—	—
Recognized in other comprehensive income (loss)	—	—	—	—	—	—	(365,395)	(7,484)	(372,879)
Acquisition	610,153	294,046	294,245	—	154,761	1,353,205	—	—	—
Disposal	—	(89,997)	—	(27,740)	—	(117,737)	—	—	—
Return of capital	(1,384)	—	(36,346)	—	—	(37,730)	—	—	—
Transfer out of Level 3	(461,403)	—	—	—	—	(461,403)	—	—	—
Exchange effect	2,230	(4,679)	8,428	94	(1,461)	4,612	—	—	—

As of December 31, 2023	$3,036,255	$2,786,634	$4,274,896	$—	$153,300	$10,251,085	$3,062,325	$175,063	$3,237,388

Financial liabilities at fair value through profit or loss
Derivatives
NT$ (In Thousands)
As of January 1, 2023	$438,397
Recognized in loss (profit)	580,965

As of December 31, 2023	$1,019,362

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2024	$3,036,255	$2,786,634	$4,274,896	$—	$153,300	$10,251,085	$3,062,325	$175,063	$3,237,388
Recognized in profit (loss)	(119,584)	187,131	128,617	3,120	4,140	203,424	—	—	—
Recognized in other comprehensive income (loss)	—	—	—	—	—	—	104,499	29,817	134,316
Acquisition	505,538	639,779	1,133,312	51,191	—	2,329,820	64,694	—	64,694
Disposal	(78,234)	(311,066)	(81,371)	—	(96,312)	(566,983)	—	—	—
Return of capital	(83)	—	(12,405)	—	—	(12,488)	—	—	—
Transfer out of Level 3	(377,121)	—	—	—	—	(377,121)	—	—	—
Exchange effect	41,412	101,455	153,398	455	4,332	301,052	—	—	—

As of December 31, 2024	$3,008,183	$3,403,933	$5,596,447	$54,766	$65,460	$12,128,789	$3,231,518	$204,880	$3,436,398

Financial liabilities at fair value through profit or loss
Derivatives
NT$ (In Thousands)
As of January 1, 2024	$1,019,362
Recognized in loss (profit)	(119,401)

As of December 31, 2024	$899,961

The total profit (loss) of NT$(74) million, NT$(1,329) million and NT$128 million for the years ended December 31, 2022, 2023 and 2024, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.
The total profit (loss) of NT$829 million, NT$(581) million and NT$119 million for the years ended December 31, 2022, 2023 and 2024, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.
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

Fund	Net asset value approach	N/A	N/A	N/A	N/A
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	27.70%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the year ended December 31, 2023 by NT$119 million and NT$131 million, respectively.

As of December 31, 2024
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.
A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the year ended December 31, 2024 by NT$
309
 million and NT$

 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the year ended December 31, 2024 by NT$239 million.

Fund	Net asset value approach	N/A	N/A	N/A	N/A
Convertible bonds	Binomial tree valuation model	Volatility	54.85%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5 % in the volatility could increase/decrease the Company’s profit (loss) for the year ended December 31, 2024 by NT$ 0.3 million and NT$ 0.4 million, respectively.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	28.06%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5 % in the volati lit y could decrease/increase the Company’s profit (loss) for the year ended December 31, 2024 by NT$ 97 million and NT$ 113 million, respectively.

b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:
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

As of December 31, 2023
		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Bonds payables (current portion included)	$38,367,168	$32,827,211	$5,539,957	$—	$38,359,352
Long-term loans (current portion included)	22,883,344	—	22,883,344	—	22,883,344

As of December 31, 2024
		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Bonds payables (current portion included)	$30,020,005	$24,409,952	$5,610,053	$—	$30,051,568
Long-term loans (current portion included)	36,476,909	—	36,476,909	—	36,476,909

12.	OPERATING SEGMENT INFORMATION

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

(2)	Geographic non-current assets information

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Taiwan	$158,066,796	$143,009,330
Singapore	55,322,448	107,247,569
China (includes Hong Kong)	33,424,815	38,271,386
Japan	13,415,669	12,235,336
Others	76,508	61,643

Total	$260,306,236	$300,825,264

Non-current
assets include property, plant and equipment,
right-of-use
assets, intangible assets, prepayment for equipment and other noncurrent assets.

(3)	Major customers
Individual customers accounting for at least 10% of operating revenues for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022		2023	2024
	NT$		NT$	NT$
	(In Thousands)		(In Thousands)	(In Thousands)
Customer A	N/A (Note	)	N/A (Note)	$24,180,535

Customer B	N/A (Note	)	$29,242,973	N/A (Note	)

Note: The sales amount is less than
10
% of the Company’s operating revenues.

13.	CAPITAL MANAGEMENT
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
non-controlling
interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
	NT$	NT$
	(In Thousands)	(In Thousands)
Total liabilities	$202,859,864	$194,462,244
Less: Cash and cash equivalents	(132,553,615)	(105,000,226)

Net debt	70,306,249	89,462,018
Total equity	343,716,968	365,706,711

Total capital	$414,023,217	$455,168,729

Debt to capital ratios	16.98%	19.65%