Form 20-F
period 2025-12-31
UNITED MICROELECTRONICS CORP
filed 2026-04-30
CIK 1033767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
+
886-2
-2658-9168
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
12,588,156,344 Common Shares of Registrant issued and outstanding as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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

UNITED MICROELECTRONICS CORPORATION

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2025

i

SUPPLEMENTAL INFORMATION

The references to “United Microelectronics”, “we”, “us”, “our”, “our company” and “the Company” in this Annual Report refer to United Microelectronics Corporation and its consolidated subsidiaries, unless the context suggests otherwise. The references to “Taiwan” and “R.O.C.” refer to Taiwan, Republic of China. The references to “China” and “PRC” refer to People’s Republic of China. The references to “shares” and “common shares” refer to our common shares, par value NT$10 per share, and “ADSs” refer to our American Depositary Shares, each representing five common shares. The ADSs are issued under the Deposit Agreement, dated as of October 21, 2009, as amended, supplemented or modified from time to time, among United Microelectronics, JPMorgan Chase Bank, N.A. and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. The references to “TIFRSs” refer to the Taiwan International Financial Reporting Standards as issued by the Financial Supervisory Commission in the Republic of China, or R.O.C. FSC. “IFRS Accounting Standards” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB. “U.S. GAAP” refer to the generally accepted accounting principles in the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this Annual Report, “NT$” and “NT dollars” mean New Taiwan dollars; “$,” “US$” and “U.S. dollars” mean United States dollars; “¥” means Japanese Yen; and “RMB¥” means Renminbi.

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT MAY NOT BE REALIZED

Our disclosure and analysis in this Annual Report contain or incorporate by reference some forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. The words “may,” “will,” “is/are likely to,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions are intended to identify a number of these forward-looking statements. Forward-looking statements in this Annual Report include, but are not limited to, statements regarding our business strategies and future plans, anticipated business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the capabilities of our technologies and manufacturing process, technological upgrades, investment in research and development, future market demand, regulatory or other developments in our industry, business expansion plans or new investments as well as business acquisitions and financing plans. Please see “Item 3. Key Information—D. Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

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

In recent times, several major systemic economic and financial crises have negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises cause turmoil in global markets that often result in declines in electronic product sales from which we generate our income through our goods and services. In addition, these crises may cause various indirect effects such as undermining the ability of our customers to remain competitive when faced with the financial and economic challenges created by adverse political and macroeconomic conditions and by companies struggling to survive in the wake of these crises. For example, beginning in early 2023, the semiconductor industry was affected by an economic downturn that resulted in reduced demand for consumer electronics and other products incorporating semiconductors, which in turn affected our business operations and financial condition. While there were signs of recovery since 2024, the industry continued to face challenges from global economic uncertainties.

In addition, even when these crises have abated, there could be lingering effects from these types of crises on our business, including a significant reduction in orders from our customers, insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of our products, customer insolvencies and bankruptcies, and counterparty failures negatively impacting our treasury operations. Any future systemic political, economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically, and if the economic condition or financial condition of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could increase our operating expenses and therefore reduce our operating income and net income. Any disruption in global trade conditions such as an increase in tariffs or the escalation of regional trade tensions will indirectly impact the global business environment which may adversely impact our business, results of operations and financial condition.

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

Any outbreak of contagious diseases, including but not limited to Zika virus, Ebola virus, avian or swine influenza or severe acute respiratory syndrome, in any region of the world in which we operate our business may disrupt our ability to adequately staff our business and may generally disrupt our operations. An occurrence of a major pandemic, such as the COVID-19 pandemic, can materially and adversely affect our operations and the semiconductor markets in which we conduct our business. We have significant operations in China, Taiwan and the Asia Pacific region, including supply chain and manufacturing facilities and sales and marketing channels. If a potential outbreak occurs in these areas, we may experience a decline of sales activities and customer orders, reduction of operation and workforce at our fabs, difficulties in international travels and communications, regulatory restrictions, reduction of research and development activities, and other risks resulting from the outbreak. We cannot predict the impact of infectious disease on the semiconductor industry in the future. As a result, any increase in our customers’ demand may not be sustainable and we may experience a decline in our sales activities and customer orders. Any of these factors may adversely affect our business, financial conditions and results of operations.

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

On January 25, 2024, we entered into a collaboration with Intel Corporation for the purpose of developing a 12nm semiconductor process platform to address high-growth markets such as mobile, communication infrastructure and networking (the “Collaboration”). The Collaboration combines Intel’s established U.S. manufacturing capacity and our extensive foundry experience on mature nodes to enable an expanded process portfolio, and we currently expect production of 12nm products in 2027. However, the Collaboration subjects us to additional risks in our business operations, including but are not limited to:

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

We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for 62.0%, 55.6% and 57.0% of our operating revenues in 2023, 2024 and 2025, respectively. Our largest customer from our wafer fabrication segment accounted for 13.1%, 10.4% and 11.8% of our operating revenues in 2023, 2024 and 2025, respectively. We expect that we will continue to depend upon a relatively limited number of customers for a significant portion of our operating revenues. We cannot assure you that our operating revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from significant changes in scheduled deliveries to, or decreases in the prices of services sold to any of these customers could significantly reduce our operating revenues.

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

Governments in the United States, PRC and certain other countries have implemented fiscal and monetary programs to stimulate economic growth as a result of the recent economic downturn, and many of these programs include protectionist measures that encourage the use of domestic products and labor. Recent policy developments by the governments in the U.S., China and elsewhere also suggest an increased unwillingness to allow international companies to invest in or acquire local businesses. Since many of our direct customers and other downstream customers in the supply chain are located in or have operations in the countries where protectionist measures were adopted, such protectionist measures may have a material adverse effect on demand for our manufacturing services.

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

As is common in the semiconductor industry, we have from time to time experienced difficulties in ramping up production at new or existing facilities or effecting transitions to new manufacturing processes. As a result, we have suffered delays in product deliveries or reduced manufacturing yields. We may encounter similar difficulties in connection with:

•	the migration to more advanced process technologies, such as 28/22 and 14-nanometer and more advanced process technology;

•	the joint development with vendors for more powerful tools (both in production and inspection) needed in the future to meet advanced process technology requirements; and

•	the adoption of new materials in our manufacturing processes.

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

We also depend on a limited number of manufacturers and vendors that make and maintain the complex equipment we use in our manufacturing processes. In addition, we rely on these manufacturers and vendors to improve our technology to meet our customers’ demands as technology improves. During periods of unpredictable and highly diversified market demand, the lead time from order to delivery of this equipment can be as long as twelve to twenty-four months. If there are delays in the delivery of equipment or in the availability or performance of necessary maintenance, it could cause us to delay our introduction of new manufacturing capacity or technologies and postpone product deliveries, which may result in the loss of customers and revenues.

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

Most of our assets and suppliers are located in certain parts of Taiwan. Our operations and suppliers are vulnerable to earthquakes, floods, droughts, power losses and similar events that affect the locations of our operations. The occurrence of any of these events could interrupt our services and cause severe damages to wafers in process, or lead to business disruptions. For example, the prolonged period in the lack of rainfall, particularly acute in southern Taiwan, may impact our manufacturing capacity and therefore may have a potentially adverse and material impact on our operational and financial performance. Besides the potential risks that may be caused by water shortage, we have in the past experienced severe earthquakes which adversely affected our wafer manufacturing operations in Taiwan. For example, in April 2024, we experienced a 7.2 magnitude earthquake in Taiwan. Additionally, in January 2025, a 6.4 magnitude earthquake occurred in southern Taiwan, causing damage to some work-in-progress wafers at our Fab 12A factory in Tainan. Although we have adopted anti-seismic damper and anchorage in our fab, piping and equipment to ensure the safety of our employees and minimize impact resulting from the earthquake, and we can recover some of the losses from our insurance policy, there is no guarantee that all our countermeasures will always be effective. There is also no guarantee that any future damages or business loss from severe natural disasters will be covered by insurance, or that such coverage will be sufficient due to the unpredictability in insurance policies. Furthermore, the cost of insurance policies may increase in the future that will make it more expensive for us to obtain and maintain adequate insurance policies.

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

Furthermore, as climate change continues to be severe, the international community not only pays attention to the energy transition, but also successively establishes mechanisms for monetizing the impact of carbon emissions on society and the environment, such as carbon pricing mechanism, carbon border adjustment mechanism, etc. For example, we have an advanced 12-inch wafer fab in Singapore. The Singapore government introduced a carbon tax in 2019, making it the first country in Southeast Asia to implement such a measure. In Taiwan, the “Climate Change Response Act” was promulgated in 2023 and the “Fee-Charging Rates of Carbon Fees” were announced in 2024. The standard carbon fee rate is set at NT$300 per ton of CO2e for general entities. Since our self-determined reduction plan was approved, we are eligible for the preferential carbon fee rate of NT$50 per ton of CO2e. The impacts on us include increases in operating and investment costs.

In addition, government’s energy management measures may cause power shortage and affect our business operation. For example, the PRC government requested enterprises to reduce electricity consumption in 2022. Although our plants in China have not been directly affected, there is no guarantee that such reduction in consumption will not occur in the future.

Accordingly, we have developed climate change risk assessment tool and related departments participated in the identification work. Adaptation and mitigation measures are developed in response to the identified climate change risk. Furthermore, we also disclose risk and opportunity of climate change according to the framework of TCFD (Task Force on Climate-related Financial Disclosures) in our Sustainability Report and our official website. Looking ahead, we will adopt the IFRS S2 Climate-related Disclosures framework under IFRS Sustainability Disclosure Standards to disclose climate-related information. However, there can be no guarantee that our initiatives and efforts can always be effective and in compliance with the regulatory requirements and international standards in this regard.

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

The Ministry of Finance of the Republic of China announced that the renewed “Agreement between the Taipei Representative Office in Singapore and the Singapore Trade Office in Taipei for the Elimination of Double Taxation with Respect to Taxes on Income and the Prevention of Tax Evasion and Avoidance” (the “Renewed Agreement”) entered into force on February 13, 2026 and will become effective on January 1, 2027. Pursuant to the transitional provisions of the Renewed Agreement, the tax-sparing clause provided as a preferential mechanism under the original agreement will cease to apply after three taxable years from the effective date of the Renewed Agreement. Consequently, the phase-out of such preferential tax treatments is expected to increase the Company’s effective income tax rate in future periods. Upon the substantive enactment of the Renewed Agreement on February 13, 2026, the Company recognized an increase in deferred tax assets of NT$1,947 million (US$62 million), reflecting higher tax credits expected to be available in future periods as compared to those prior to the enactment of the Renewed Agreement.

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

Rising political or economic conflicts and tensions between the United States and China have threatened and destabilized trading relationships and economic activities between the two countries. Because we have operations in both countries, such conflicts and tensions may negatively impact our business. At various times during recent years, the United States and China have had disagreements over political and economic issues, including but not limited to, the imposition of tariffs by the U.S. on goods imported from China. Since January 2025, President Trump has imposed rounds of tariffs on imports from China, including 10% tariff in February 2025 and another 10% in March 2025. On April 2, 2025, President Trump imposed an additional 34% tariff on imports from China, and a 32% tariff on imports from Taiwan. Subsequently, on April 9, 2025, President Trump further increased the additional tariff on imports from China to 125%, but adjusted the 32% tariff on Taiwan goods to 10%, with the remaining 22% subject to a temporary 90-day pause. The United States announced the suspension of the heightened reciprocal tariffs on imports from the PRC until November 10, 2026. In addition, the tariff on imports from Taiwan was set at 20% in August 2025, and the Taiwanese authorities have indicated that they continue to engage in discussions with the United States to explore the possibility of a further reduction. It should be noted that the U.S. government may also impose tariffs targeting the imports of semiconductors from Taiwan, including those manufactured by us. In April 2025, the U.S. Department of Commerce announced the initiation of investigations into the imports of semiconductors and semiconductor manufacturing equipment, which may lead to the imposition of tariffs on imports of such products to the U.S. and could have an adverse effect on us. On February 20, 2026, the U.S. Supreme Court ruled that certain of the tariffs imposed by the Trump administration under the International Emergency Economic Powers Act were unlawful. Following the Supreme Court’s decision, the United States imposed new, temporary tariffs on imports from all countries under Section 122 of the Trade Act of 1974 and could take action to invoke other laws to collect tariffs. There remains substantial uncertainty regarding the impacts of this decision on the availability, timing, and amount of potential refunds, if any, for the invalidated tariffs, the scope and duration of newly announced tariffs, and the possibility of further additional or modified tariffs or retaliatory actions.

Moreover, in recent years, the U.S. government has expanded controls on exports to China of certain goods and technologies, including advanced semiconductors and related tools and equipment. Most recently, in January 2025, the U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, issued additional rules expanding controls worldwide on advanced computing integrated circuits, and imposing new due diligence requirements on semiconductor foundries and outsourced semiconductor assembly and test (“OSAT”) companies, including us. In particular, while we are listed under the new BIS rule as an approved OSAT company, the new due diligence requirements and controls on semiconductors could significantly increase our compliance costs, restrict the customers we may be able to serve, and we may be investigated, fined or penalized by the U.S. government for potential violations, which would in turn negatively affect our business and operations. On January 20, 2025, President Trump issued a memorandum titled “America First Trade Policy” directing the Department of Commerce to review existing measures to enhance export controls and eliminate loopholes. Under the Trump Administration, the U.S. government may enact new and more restrictive export control regulations that may reduce our ability to ship and sell products to certain customers in China and Asia and increase our cost to implement additional measures to comply with such new regulations. U.S.-China tension has also affected cross-strait relations, and the rise in escalations have increased the uncertainty of future business environment affecting the Company’s operations and investments including revenue, delivery time, goodwill and investment plans. For example, a sharp increase in U.S. or European tariffs may favor local/domestic manufacturers while hurting exports which may drive up costs of the Company’s products which are manufactured in Asia. This would reduce demand from our customers towards us and impact our business and operations. In addition, the United States export control laws regulate exports to certain countries if the content originating from the U.S. exceeds a certain ratio of the product or if the goods are direct products of certain U.S.-origin good, technology or software, which will affect our direct or indirect supply to specific customers. Restrictions on the export of high-tech materials or equipment may also affect our production and capacity expansion plans, which may disrupt shipments and damage our goodwill, while investment restrictions and regulatory changes may potentially affect our strategic planning, operational and financial performance. Furthermore, political tensions in the Taiwan Strait, including any threat of potential military confrontation between China and Taiwan, as well as U.S. involvement of any such military operations, could have a material adverse effect on our business by, among other things, making it more difficult for us to coordinate our operations between the United States and China and discouraging customers to place orders with us.

In addition, the ongoing war between Ukraine and Russia has resulted in the imposition of trade barriers, such as sanctions and import and export controls, which could increase our manufacturing costs, limit our access to certain supplies, make our pricing less competitive, increase the cost of energy and power, and limit our ability to offer our products and services in some markets or source key materials and key production equipment, which may have adverse direct or indirect effects on our sales. Recent developments in the Middle East, including U.S. military actions involving Iran, have increased geopolitical uncertainty and instability in the region. The situation remains dynamic, and the ultimate scope, duration, and impact of these events are uncertain. Further escalation, retaliation, or expansion of hostilities could contribute to heightened volatility in global energy supplies and prices and global political, economic and financial conditions. In particular, the closure of the Strait of Hormuz starting in March 2026 could threaten the semiconductor industry overall by limiting the supplies of natural gas, and if prolonged, could interrupt the energy supply to our fab and disrupt chip production, cause major delays, and/or increase costs.

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

As a result of the limited ability to deposit common shares into our ADS program, the prevailing market price of our ADSs on New York Stock Exchange, or the NYSE, may differ from the prevailing market price of the equivalent number of our common shares on the Taiwan Stock Exchange.

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

We do not believe that we were a passive foreign investment company, or PFIC, for 2025 and we do not expect to become one in the foreseeable future, although there can be no assurance in this regard. Characterization as a PFIC could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.

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

Our common shares are listed on the Taiwan Stock Exchange and our ADSs are listed on the NYSE. The trading price of our ADSs may be affected by the trading price of our common shares on the Taiwan Stock Exchange and the economic performance of Taiwan. The Taiwan Stock Exchange is smaller and, as a market, more volatile than the securities markets in the United States and some European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. The Taiwan Stock Exchange is particularly volatile during times of political instability, such as when the relationship between Taiwan and the PRC becomes tense. Moreover, the Taiwan Stock Exchange has experienced disturbance caused by market manipulation, insider trading and payment defaults, and the government of Taiwan has from time to time intervened in the stock market by purchasing stocks listed on the Taiwan Stock Exchange. The recurrence of these or similar events could deteriorate the price and liquidity of our common shares and ADSs.

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

Our legal and commercial name is United Microelectronics Corporation, commonly known as “UMC.” We were incorporated under the R.O.C. Company Law as a company limited by shares in May 1980 and our common shares are listed on the Taiwan Stock Exchange since 1985. Our principal executive office is located at No. 3 Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C, and our telephone number is 886-3-578-2258. Our Internet website address is www.umc.com. The information on our website does not form part of this Annual Report. Our ADSs have been listed on the NYSE under the symbol “UMC” since September 19, 2000. In 2025, we were ranked among the top 5% of companies for the eleventh consecutive year in the Corporate Governance Evaluation conducted by the Taiwan Stock Exchange and Taipei Exchange. The assessment was conducted across over 1,700 public companies in Taiwan.

We are one of the world’s largest independent semiconductor foundries and a leader in semiconductor manufacturing process technologies. Our primary business is the manufacture, or “fabrication”, of semiconductors, sometimes called “chips” or “integrated circuits”, for others. Using our own proprietary processes and techniques, we make chips to the design specifications of our many customers. Our company maintains a diversified customer base across industries, including communication devices, consumer electronics, computer and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. We sell and market mainly wafers which in turn are used in a number of different applications by our customers. The following table presented the percentages of our wafer sales by application for the years ended December 31, 2023, 2024 and 2025.

	Years Ended December 31,
Application	2023	2024	2025
	%	%	%
Communication	45.1	42.1	41.4
Consumer	24.0	28.4	30.6
Computer	11.0	13.5	11.6
Others	19.9	16.0	16.4

Total	100.0	100.0	100.0

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

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel, plus leading fabless design companies, such as MediaTek, Realtek and Novatek. In 2025, our company’s top ten customers accounted for 57.0% of our operating revenues. We believe our success in attracting these customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance.

In 2014, we established United Semiconductor (Xiamen) Co., Ltd., or USCXM, based in Xiamen, Fujian Province, China that focuses on 12-inch wafer foundry services. The initial groundbreaking event of USCXM took place in March 2015 and the grand opening ceremony took place in November 2016. USCXM successfully commenced commercial mass production by the end of 2016 and has carried out production on both 40nm and 28nm technology nodes in 2017. In February 2020, the board of directors of Hejian Technology (Suzhou) Co., Ltd., or Hejian, approved an investment of US$500 million in USCXM which was completed in March 2023. In addition, we obtained approval from the R.O.C. government on October 26, 2022 for a US$120 million investment by Hejian and a US$664 million investment by UMC to purchase equity interest of USCXM from existing shareholders. After the completion of the transaction in July 2023, the Company and Hejian hold 100% of the shares of USCXM, and USCXM has increased its contribution to the overall financial performance of UMC. As one of our four 12-inch fabs in geographically diverse locations, USCXM provides global customers with high-quality fabrication services and varied manufacturing options.

On January 25, 2024, we entered into a collaboration with Intel Corporation (the “Collaboration”), pursuant to which the parties agreed to jointly develop and commercialize new 12nm-related technology. In connection with the Collaboration, the parties granted each other certain IP licenses and rights necessary to carry out their respective obligations. The Collaboration is expected to create a 12nm semiconductor process platform to address high-growth markets such as mobile, communication infrastructure and networking. The Collaboration agreements provide for the combination of Intel’s at-scale U.S. manufacturing capacity and our extensive foundry experience on mature nodes, enabling an expanded process portfolio. The Collaboration is also expected to offer global customers greater choice in their sourcing decisions, with access to a more geographically diversified and resilient supply chain. We believe that the Collaboration will enable our customers to smoothly migrate to a 12nm node, and allow us to establish a more significant footprint in the U.S.-based production of the 12nm process, which is expected to begin in 2027. The Collaboration provides for a long-term agreement between UMC and Intel. The agreements may be terminated upon the occurrence of specified events, each as further set forth therein, including uncured material breach or violation of laws, inability to gain required regulatory approval, bankruptcy or similar circumstances, certain change of control transactions or failure to achieve certain business or operational milestones.

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

On December 4, 2025, we signed a memorandum of understanding (“MOU”) with Polar Semiconductor, LLC to explore collaboration on delivering scalable U.S.-based 8-inch production of high-quality wafers that are essential across pillar industries including automotive, data centers, consumer electronics, and aerospace and defense.

On December 8, 2025, we announced a licensing agreement with imec, a world-leading research and innovation hub in advanced semiconductor technologies, for the transfer of imec’s iSiPP300 silicon photonics process, featuring co-packaged optics (CPO) compatibility, to accelerate our silicon photonics roadmap. The licensed technology will enable us to bring a 12-inch silicon photonics platform to market targeting next-generation connectivity.

On December 17, 2025, our board approved capital injection of up to NT$700 million in Unimicron Technology Corp. to participate in its capital increase.

Please refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a discussion of our capital expenditures in the past three years and the plan for the current year.

Our Strategy

To maintain and enhance our position as a market leader, we have adopted a business strategy that focuses on a partnership-driven business model designed to accommodate our customers’ business needs and objectives and to promote their interests as our partners. We believe that our success and profitability are inseparable from the success of our customers. The goal of this business model is to create a network of partnerships and alliances among integrated device manufacturers, IP and design houses, as well as foundry companies. We believe that we and our partners will benefit from the synergy generated through such long-term partnerships and alliances and from the added value to be shared among the partners. The key elements of our strategy are:

Operate as a Customer-Driven Foundry. We plan to operate as a customer-driven foundry. The increasing complexity of 40 nanometer, 28 nanometer, and more advanced technologies has impacted the entire semiconductor industry, as ICs can now be designed with greater gate density and higher performance while incorporating the functions of an entire system on a single chip. These designs have created new markets in 5G communications, AIoT and automotive applications, as well as increased silicon content per device. We collaborate closely with our customers as well as partners throughout the entire supply chain, including equipment, electronic design automation tool and IP vendors, to work synergistically toward each customer’s SoC solution. We also possess experience and know-how in system design and architecture to integrate customer designs with advanced process technologies and IP. We believe the result is a higher rate of first-pass silicon success for our SoC solutions.

Our customer-driven foundry solutions begin with a common logic-based platform, where designers can choose the process technologies and transistor options that best fit their specific applications. From there, technologies such as radio frequency complementary metal-oxide-semiconductor, or RF CMOS, and embedded flash memories can be used to further fine-tune the process for customers’ individual needs. Furthermore, as IP has become a critical resource for SoCs, our portfolio includes basic design building blocks as well as more complex IP with optimized portability and cost, developed both internally and by third-party partners. With advanced technology, a broad IP portfolio, system knowledge and advanced 300-millimeter manufacturing, we offer comprehensive solutions that help customers deliver successful results in a timely fashion.

Build a Customer-Focused Partnership Business Model. We have focused on building partnership relationships with our customers, and we strive to help our customers achieve their objectives through close cooperation. Unlike the traditional buy-and-sell relationship between a foundry and its customers, we believe our partnership business model helps us understand our customers’ requirements and, accordingly, better accommodate their needs in a number of ways, such as customized processes and services that optimize the entire value chain (not just the foundry portion) and IP-related support. We believe that this business model enables us to deliver our products to our customers at the earliest time they require for their design cycle, resulting in shorter time-to-market and time-to-volume production. Furthermore, we believe we can provide more cost-effective services by focusing our research and development expenditures on the specific requirements of our customers. We believe our partnership business model will help us not only survive a market downturn, but also achieve a better competitive position.

Continue to Focus on High-Growth Applications and Customers and Actively Explore New Market Opportunities. We believe one measure of a successful foundry company is the quality of its customers. We focus our sales and marketing efforts on customers that are established or emerging leaders in industries with high growth potential. Our customers include industry leaders such as MediaTek, Realtek, Novatek and Texas Instruments. We seek to maintain and expand our relationships with these companies. We strive to demonstrate to these customers the superiority and flexibility of our manufacturing, technology and service capabilities and to provide them with production and design assistance. We are also making efforts to further diversify our customer portfolio in order to maintain balanced exposure to different applications and different customers. We believe these efforts strengthen our relationships with our customers and enhance our reputation in the semiconductor industry as a leading foundry service provider.

In addition to customer diversification, we have also been actively exploring new market opportunities in consumer electronics, such as the Internet of Things, where we believe our technology platforms and IP portfolio are highly relevant.

Maintain Our Leading Position in Mass-Producible Semiconductor Technology and Selectively Pursue Strategic Investments in New Technologies. We believe that maintaining and enhancing our leadership in semiconductor manufacturing technology for mass production is critical to attracting and retaining customers. Our reputation for technological excellence has enabled us to acquire both established and emerging leaders in the semiconductor industry as customers, who work closely with us on technology development. We believe our processing expertise enables us to provide flexible production schedules to meet our customers’ particular needs. We plan to continue building internal research and development expertise, focusing on logic and specialty process development to accelerate access to next-generation and specialized technologies.

In April 2021, we announced an expansion of 300mm Fab 12A Phase 6 (P6) in Taiwan’s Southern Taiwan Science Park through a collaboration model. Furthermore, on February 24, 2022, our board of directors approved a plan to build a new advanced manufacturing facility next to our existing 300mm fab (Fab 12i) in Singapore. The first phase of this greenfield fab is expected to have a design capacity of 30,000 wafers per month, with production expected to commence in the second half of 2026. The new fab (Fab 12i P3) will utilize 28nm and 22nm process technologies.

We are also pursuing strategic collaborations to expand our U.S. production footprint and enhance supply chain resilience. In January 2024, we entered into a collaboration with Intel Corporation to jointly develop a new 12nm semiconductor process platform that combines Intel’s at-scale U.S. manufacturing capacity and our extensive foundry experience on mature nodes, with U.S.-based 12nm production expected to begin in 2027. In December 2025, we signed a MOU with Polar Semiconductor, LLC to explore collaboration on delivering scalable U.S.-based 8-inch production of high-quality wafers that are essential across pillar industries including automotive, data centers, consumer electronics, and aerospace and defense. These initiatives are intended to provide our customers with greater choice in sourcing and support a more geographically diversified and resilient supply chain.

Our continuous technology development efforts and capital investments have allowed us to acquire new customers and business opportunities. We believe our progress in developing more advanced process technologies has benefited our customers in the fields of computers, communications, consumer electronics and other applications with specific requirements for product performance, density and power consumption.

Moreover, we expect to strengthen our leading position and increase our market share by collaborating with DENSO Corporation. In 2022, we agreed to jointly work on the production of power semiconductors at USJC’s 300mm fab to serve growing demand in the automotive market. This cooperation leverages our robust portfolio of advanced specialty technologies and our IATF 16949 certified fabs in diversified locations, positioning us well to serve demand across auto applications, including advanced driver assistance systems, infotainment, connectivity and powertrain.

We also recognize that the foundry industry is ever-evolving. Accordingly, we believe we should invest in new research and development technologies intelligently and in a cost-effective manner to maximize the value of the resulting technologies. We balance the expected rate of return on our research and development investments with the importance of developing technology at the right time to enhance our competitive edge without unduly diluting our profitability. We intend to avoid investments in technologies that do not present commercial potential for volume production. We believe that developing the earliest and most advanced semiconductor technology without regard to its potential for near-term volume production may prove costly to our operations and would not strengthen our competitive position. We therefore believe it is beneficial to defer investment in premature equipment needed to claim the earliest advanced technology and instead to purchase more advanced and less expensive versions of such equipment from vendors who design this equipment based on pre-production lessons learned from the earliest technology. This disciplined approach is intended to reduce the risk of capital inefficiencies while ensuring that we can respond effectively when demand for new technologies reaches sustainable volume levels.

Maintain Scale and Capacity Capabilities to Meet Customer Requirements, with a Focus on 12-inch Wafer Facilities for Future Expansion. We believe that maintaining our foundry capacity with advanced technology and facilities is critical to maintaining our industry leadership. Our production capacity is currently among the largest of all semiconductor foundries in the world. We intend to increase our 12-inch wafer production capacity to meet the needs of our customers and to fully capitalize on the expected growth of our industry. We expect our future capacity expansion plans will focus on 12-inch wafer facilities in order to maintain our technology leadership. 12-inch wafers offer manufacturing advantages over 8-inch wafers due to, among other reasons, the greater number of chips on each wafer and the advantages offered by newer 12-inch capable equipment. In addition, 12-inch wafer facilities present a more cost-effective solution in achieving an economic scale of production. We intend to carefully monitor current market conditions in order to optimize the timing of our capital spending.

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

The following table sets forth operational data of each of our manufacturing facilities as of December 31, 2025.

	Wavetek	Fab 8A	Fab 8C	Fab 8D	Fab 8E	Fab 8F	Fab 8S	Fab 8N	Fab 12A	Fab 12i	Fab 12X	Fab 12M
Commencement of volume production	1989	1995	1998	2000	1998	2000	2000	2003	2002	2004	2016	2005
Estimated full capacity (1)(2)	26,564	71,700	41,800	39,450	43,700	48,800	39,000	83,300	136,279	57,207	31,500	39,767
	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month	wafers per month
Wafer size	6-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	8-inch	12-inch	12-inch	12-inch	12-inch
	(150mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(200mm)	(300mm)	(300mm)	(300mm)	(300mm)

(1)	Measured in stated wafer size.
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

Location	Size (Land/Building)	Primary Use	Land (Owned or Leased)	Building (Owned or Leased)
(in square meters)
Fab 8A, No. 3, 5, Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300094, R.O.C.	43,130 / 83,699	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8C & Fab 8D, No. 6, 8, Li-Hsin 3rd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300094, R.O.C.	33,784 / 100,609	8-inch wafer production	Leased (expires in December 2033)	Owned

Fab 8E, No. 17, Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 300094, R.O.C.	35,779 / 76,315	8-inch wafer production	Leased (expires in February 2036)	Owned

Fab 8F, No. 3, Li-Hsin 6th Rd., Hsinchu Science Park, Hsinchu, Taiwan 300096, R.O.C.	23,774 / 65,736	8-inch wafer production	Leased (expires in February 2038)	Owned

Fab 8S, No. 16, Creation 1st Rd., Hsinchu Science Park, Hsinchu, Taiwan 300093, R.O.C.	20,365 / 65,614	8-inch wafer production	Leased (expires in December 2043)	Owned

Fab 8N, No. 333, Xinghua St., Suzhou Industrial Park, Suzhou, Jiangsu Province 215025, P.R.C.	215,621 / 112,247	8-inch wafer production	Leased (expires in December 2052)	Owned

Fab 12A, No. 18, 20, Nan-Ke 2nd Rd., & No. 57, Nan-ke 3rd Rd., Southern Taiwan Science Park, Sinshih, Tainan, Taiwan 744092 & 744094, R.O.C.	268,683 / 644,893	12-inch wafer production	Leased (expires in June 2045)	Owned

Fab 12i, No. 3, Pasir Ris Drive 12, Singapore 519528 & 61A Pasir Ris Industrial Drive 1, Singapore 519536	197,953 / 379,514	12-inch wafer production	Leased (expires in July 2052)	Owned

Fab 12X, No. 899, Wan Jia Chun Road, Xiang’an District, Xiamen, Fujian Province 361101, P.R.C.	250,725 / 348,537	12-inch wafer production	Leased (expires in January 2065)	Owned

Fab 12M, 2000, Mizono, Tado-cho, Kuwana, Mie, 511-0118, Japan	307,293 / 157,853	12-inch wafer production	Owned	Owned

United Tower, No. 3, Li-Hsin 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan 300094, R.O.C.	8,985 / 85,224	Administration office	Leased (expires in December 2033)	Owned

Neihu Rd. Office, 8F, No. 68, Sec. 1, Neihu Rd., Taipei, Taiwan 114066, R.O.C.	626 / 4,817	Administration office	Owned	Owned

Testing Building, No. 1, Chin-Shan, 7th St., Hsinchu, Taiwan 300063, R.O.C.	10,762 / 41,318	Leased to several companies	Owned	Owned

R&D Building, No. 18, Nan-Ke 2nd Rd., Southern Taiwan Science Park, Sinshih, Tainan, Taiwan 744092, R.O.C.	42,000 / 47,396	Research and development	Leased (expires in December 2043)	Owned

Wavetek, No. 10, Chuangxin 1st Rd., Hsinchu Science Park, Baoshan Township, Hsinchu, Taiwan 300092, R.O.C.	27,898 / 34,609	6-inch wafer production	Leased (expires in December 2034)	Owned

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

We pioneered the production of numerous semiconductor products. Our continued enhancement of our process technologies has enabled us to manufacture semiconductor devices with smaller geometries. In 2013, we successfully developed and released into production 28nm Poly-SiON and High-k/metal gate technologies. In 2015, we provided a High-k/metal gate with high performance compact, or HPC, solution and improved to a high-performance compact plus, or HPC+, solution by the end of 2017 for speed-intensive and optimized power consumption products. We and Cadence Design Systems collaborate on certification of analog/mixed-signal flow for 28HPC+ process. Certification enables customers to leverage the integrated, comprehensive AMS solution to facilitate accelerated designs on our most advanced 28nm node. In 2018, we developed 22nm ULP (ultra-Low Power) and ULL (ultra-Low Leakage) technology to provide cost effective solutions and to obtain better chip performance for IoT applications. We also joined the IBM chip alliance, for advanced process development. With IBM’s know-how and support, we aim to continue to improve our internally developed 14nm FinFET technology, so as to offer a 14nm competitive low-power enhanced technology for mobile computing and communication products. In March 2017, we commenced shipments of 14nm wafers to customers and achieved production quality yields for the advanced process that is being utilized for consumer electronic applications. Our 14nm FinFET technology delivers 55% higher speed and twice the gate density compared with 28nm process technology. The 14nm process also consumes approximately 50% less power than the 28nm process. Moreover, we are actively developing a 12nm FinFET Compact (12FFC) process, which offers a significant performance boost, smaller chip size, and lower power consumption compared with the 14FFC process. The 12FFC technology is more competitive and fully leverages the advantages of FinFET process technology to drive the adoption of next-generation silicon chips in various fields, such as networking, artificial intelligence, and further high-end consumer electronic products. We are also collaborating with Intel on the 12nm FinFET process to be manufactured in the United States. The collaboration is an important part of our strategy to pursue cost-effective capacity expansion and technology node upgrades, while maintaining our consistent commitment to customers. The 12nm collaboration is currently progressing smoothly. In 2025, Intel completed the technology transfer based on our electrical design rules and UMC-verified process, successfully replicating our 12nm FinFET process with its advantages of high performance, low power consumption and small chip area. Currently, the qualification of technology transfer is being accelerated at Intel’s Arizona fab in the United States and is expected to be completed in 2026. Production of the 12nm FinFET process is expected to begin in 2027.

Our 22nm technology readiness follows silicon validation on the world’s smallest USB 2.0 test vehicle. The latest specialty process offering provides competitive performance and a seamless migration path from 28nm to 22nm. We are offering a 22uLP version that has compatible design rules and the same mask count as the foundry’s 28nm technology, and also a 22uLL version. UMC 22uLP and 22uLL form a superset to support a voltage domain from 1.0V to 0.6V, allowing customers to enjoy the benefits of both technologies on system-on-chip (SoC) designs. The 22nm platform is supported by our foundation IP and is ideal for a wide variety of semiconductor applications including consumer ICs for set-top boxes, digital TVs, surveillance, power- or leakage-sensitive IoT chips (with Bluetooth or Wi-Fi) and wearable products that require longer battery life.

Furthermore, we have successfully developed specialty technologies such as 55/40/28/22nm embedded memory for MCU and automotive products. The 28nm non-volatile memory has completed verification for general-purpose and IoT microprocessors, as well as automotive electronics (Auto G1). We have also developed 40/22nm RRAM for advanced node embedded solutions, which has been validated for general-purpose and IoT microprocessors. In addition, we partnered with Avalanche in 2018 for the joint development and production of MRAM, providing an alternative to embedded flash for 22nm technologies. The 22nm high-density 1Gb HDMRAM product for aerospace and LEO satellite communications has already entered trial production. We also offer 55/40/28/22/14nm eHV device for display drivers. Compared with 28eHV, our 14nm FinFET embedded high-voltage (14eHV) process technology platform greatly improves chip performance, reduces die size, and lowers power consumption by more than 40%. It can be used in display driver ICs to provide higher resolution and higher refresh rates. Moreover, we offer 55/28/22nm BSI-CSI for image sensors, 110/55nm BCD for power management circuits, and RF-SOI technologies of 110/90/55/40nm nodes, covering both custom and platform for RF device applications. All of these specialty technologies enable comprehensive system-on-chip (SoC) solutions.

We have successfully integrated deep trench capacitors (DTC) into our 2.5D Si interposer solution and have already shipped wafers to major customers, enabling excellent power integrity for various applications in high-performance computing (HPC), cloud computing, and large language models (LLMs) for artificial intelligence (AI). We have launched a wafer-level 3D wafer-to-wafer (W2W) hybrid bonding solution that offers advantages in both bandwidth and form factor reduction, addressing the growing trend of edge computing and the miniaturization requirements of mobile devices. We have collaborated with customers to achieve the mass production of RF components for mobile devices in 2025. For edge AI and high-bandwidth memory applications, Our active interposer, which combines through-silicon via (TSV-middle) technology with logic processes, is currently being validated with multiple customers. We have established a one-stop vertical integration program with our supply chain partners, providing customized low-power logic chips and heterogeneous memory module integration to meet customer requirements in IoT, secure smart infrastructure, and other end devices.

We are actively investing in the research and industrialization of 12-inch silicon photonics technology. In the first half of 2025, we successfully completed the production line configuration required for the 12-inch silicon photonics process, and in the second half of the year, we finalized design tape-outs with customers, officially entering the trial-run stage. Meanwhile, in the second half of 2025, we obtained a license for the iSiPP300 silicon photonics process technology from the globally renowned research institution, imec, showcasing the results of international cooperation. Leveraging our years of semiconductor manufacturing experience, we integrate SOI wafer process technology, 12-inch immersion lithography, Ge and SiGe epitaxy technologies, and our existing 8-inch silicon photonics mass production foundation, combined with imec’s long-standing expertise in silicon photonics processes, to further advance the development of 12-inch silicon photonics technology. This technology encompasses micro-ring modulators, GeSi electro-absorption modulators (EAM), and diverse low-loss fiber interfaces, comprehensively enhancing product performance and application versatility. Currently, we and imec have begun close cooperation and have started trial runs, laying a solid foundation for Taiwan’s semiconductor industry in the silicon photonics field and strengthening its international competitiveness.

The table below sets forth our actual process technology range, categorized by line widths, or the minimum physical dimensions of the transistor gate of integrated circuits in production by each fab in 2025, and the estimated annual full capacity of each fab, actual total annual output and capacity utilization rates in 2023, 2024 and 2025:

		Year Ended December 31, 2025 Range of	Years Ended December 31,
	Years of	Process	2023	2024	2025

	Commencement of Operation	Technologies (in microns)	(in thousands of 12-inch wafer equivalents, except percentages)
Wavetek	1989	5 to 0.15	82	83	79
Fab 8A	1995	3 to 0.11	360	368	381
Fab 8C	1998	0.35 to 0.11	210	212	222
Fab 8D	2000	0.18 to 0.11	195	210	210
Fab 8E	1998	0.6 to 0.11	218	233	232
Fab 8F	2000	0.18 to 0.11	253	257	259
Fab 8S	2000	0.18 to 0.11	199	202	207
Fab 8N	2003	0.5 to 0.11	442	450	442
Fab 12A	2002	0.13 to 0.014	1,305	1,556	1,629
Fab 12i	2004	0.13 to 0.040	655	678	684
Fab 12X	2016	0.080 to 0.022	317	318	347
Fab 12M	2005	0.13 to 0.040	438	455	471
Total estimated capacity	—	—	4,674	5,022	5,163
Total output (actual)	—	—	3,201	3,451	3,885
Average capacity utilization	—	—	68.5%	68.7%	75.2%

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

Our average capacity utilization rate was 68.5% in 2023, 68.7% in 2024 and 75.2% in 2025.

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

Customers and Markets

Our primary customers, in terms of our sales revenues, include premier integrated device manufacturers, such as Texas Instruments and Intel, plus leading fabless design companies, such as MediaTek, Realtek and Novatek. Although we are not dependent on any single customer, a significant portion of our operating revenues has been generated from sales to a few customers. Our top ten customers accounted for approximately 57.0% of our operating revenues in 2025.

Set forth below is a geographic breakdown of our operating revenues in 2023, 2024 and 2025 by the location where our customers are headquartered.

	Years Ended December 31,
Region	2023	2024	2025
	%	%	%
Taiwan	30.7	36.1	38.6
China (including Hong Kong)	12.4	16.0	15.8
Japan	5.2	3.9	4.4
Korea	13.9	11.3	10.7
USA	26.6	25.0	22.0
Europe	11.2	7.7	8.5
Others	0.0	0.0	0.0

Total	100.0	100.0	100.0

We believe our success in attracting these end customers is a direct result of our commitment to high quality service and our intense focus on customer needs and performance. As an independent semiconductor foundry, most of our operating revenue is generated by our sales of wafers. The following table presented the percentages of our wafer sales by types of customers for the years ended December 31, 2023, 2024 and 2025.

	Years Ended December 31,
Customer Type	2023	2024	2025
	%	%	%
Fabless design companies	78.3	84.3	80.9
Integrated device manufacturers	21.7	15.7	19.1

Total	100.0	100.0	100.0

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

We also have system-to-system connecting services to provide direct data exchange between our system and our customers’ systems. These services, which include our “Design Support Online Services,” facilitate our design collaborations with our customers to help reduce the cost of chip designs and reduce the time to market. In order to continue to improve our information security management system, we received the certification of ISO/IEC 27001:2005 in 2008 and renewed ISO/IEC 27001:2022 in 2025.

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

(4) Assessment of Information Security and Cyber Risks

We place particular emphasis on preventing information security and cyber risks, and have built a comprehensive multi-layered defense mechanism including firewall, intrusion detection, antivirus system, vulnerability scanning, patch management procedure and penetration testing. Our company followed the National Institute of Standards and Technology to establish a corporate information security framework and created corresponding metrics to strengthen information security management including (i) aiming to further improve the detection of irregularities and elevate preventive capabilities including protocols such as Security Orchestration, Automation, and Response (SOAR) and Endpoint Detection and Response (EDR), (ii) optimizing network security area of overall information systems and (iii) increasing the multi-factor authentication protection for hosting privileged account login.

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

(6) Insurance against Information Security Risks

Data leakage, virus infection, ransomware attacks and hacking event in Taiwan and throughout the world have caused many international and well-known companies to encounter significant operating loss. There is no guarantee that enterprises will not become the target of attacks despite reasonable security protection in place. In view of this, we obtained cybersecurity insurance to mitigate and reduce this risk. Such insurance policy has been in effect since January 2019 with retroactive option which can trace back to undiscovered pre-existing threats. The annual insurance coverage is US$15 million for the Company and its subsidiaries.

(7) The Impact of Occurred Major Asset Security Incidents and Response Measures

We had no major information security incidents in recent years, except for a distributed denial-of-service (DDoS) attack on our official website in October 2024. This led to slow access to the Company’s official website, making it unable to provide normal services. This incident did not cause system infection, damage, intrusion, or data leakage, and had no significant impact on the Company’s operations. The Company immediately blocked the attacking IP addresses through the security protection system, and activated traffic cleaning services, and the official website was restored back to normal access. The Company has established corresponding DDoS monitoring indicators to detect and respond to potential attacks early.

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

Intellectual Property

Our success depends on our ability to obtain patents, licenses and other intellectual property (IP) rights covering our production processes and activities. To that end, we have developed and acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. As of December 31, 2025, we had obtained more than 16,700 patents worldwide, of which more than 7,490 patents were in the U.S. As trade secret protection become increasingly critical, we have stepped up internal compliance training and established a robust IP management system. In 2023, we achieved Taiwan Intellectual Property Management System (TIPS) certification for the second year, with our certification level improving from AA to AAA (such certificate is valid until December 31, 2026), underscoring our unwavering commitment to IP and corporate governance best practices.

Our ability to compete also depends on our ability to operate without infringing on the proprietary rights of others. The semiconductor industry is generally characterized by frequent claims and litigation regarding patent and other IP rights. As is the case with many companies in the semiconductor industry, we have from time to time received communications from third parties asserting patents that allegedly cover certain of our technologies and alleging infringement of certain IP rights of others. We expect that we will continue to receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources to the defense of these claims, which could seriously harm our company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Manufacturing—Political, Economic, Regulatory and Legal Risks—Intellectual property disputes could result in lengthy and costly arbitration, litigation or licensing expenses or prevent us from providing services to customers.”

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

We have entered into various patent cross-licenses with major technology companies, including a number of leading international semiconductor companies, such as IBM and Broadcom Inc. Our cross licenses may have different terms and expiry dates. Depending upon our competitive position and strategy, we may or may not renew our cross licenses and further, we may enter into different and/or additional technology and/or IP licenses in the future.

Research and Development

We place significant importance on the dynamics of the semiconductor industry and continue to invest and develop semiconductor manufacturing process technology and know-how. In order to continue the development of logic and specialty technologies, optimize transistor performance, reduce power consumption, and continuously enhance our technical advantages, in 2023, 2024 and 2025, we spent NT$13,284 million, NT$15,616 million and NT$17,725 million (US$565 million), respectively, on research and development, which represented 6.0%, 6.7% and 7.5%, respectively, of our operating revenues of such years. Our research and development efforts mainly focus on delivering comprehensive foundry solutions that consist of the key process technologies encompassing logic as well as specialty manufacturing technologies that address customers’ needs. These resources provide our foundry customers with improved opportunities to develop diverse product lines that supply the global semiconductor market. Our commitment to research and development can be illustrated by our research and development expenditures, which was approximately 7.5% of operating revenues, and a total of 623 domestic and foreign patents granted in 2025.

As of December 31, 2025, we employed 1,591 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals. We will continue to invest in technology innovation, optimize capacity to enhance product mix and penetrate emerging applications. We believe that these efforts will create higher customer adoption of our logic and specialty technologies and expand our market share to fuel growth.

Our Investments

Our investment holdings consist of equity interest in certain company and reflect current market valuations as these assets may change in accordance with market conditions.

The following table sets forth the sales of our investments in 2023:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)
King Yuan Electronics Co., Ltd.	23	1,331
Unimicron Technology Corp.	2	293
Evergreen Aviation Technologies Corp.	3	285
AMPAK Technology Inc.	3	256
Win Win Precision Technology Co., Ltd.	4	217

The following table sets forth the sales of our investments in 2024:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)
FORTEMEDIA, INC.	13	223
PHISON ELECTRONICS CORP.	2	214

The following table sets forth the sales of our investments in 2025:

	Number of shares sold	Proceeds from disposal
Investees	(in millions)	(in NT$ millions)	(in US$ millions)
OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	0	372	12

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

•

Actively consult external stakeholders to introduce and develop environmentally friendly technologies that can be applied to R&D, procurement, production operations, business facilities, distribution and logistics, products, and/or services to minimize environmental impact at each life cycle stage in order to achieve green design, green production, and green operations goals.

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

The following list sets forth some of the important awards that we received in environmental protection, safety and health:

•

Achieved the top ranking in the Semiconductors & Semiconductor Equipment sector by the S&P Global Corporate Sustainability Assessment (CSA) for two consecutive years, and has also been selected as a component of the Dow Jones Best-in-Class World Index (DJBIC World Index) for seventeen consecutive years and the Emerging Markets Index for eight consecutive years;

•	Selected as component of MSCI ACWI Socially Responsible Investment (SRI) Index, the MSCI ACWI Selection Index, and the MSCI Emerging Markets Selection Index;

•	Selected as component of FTSE4Good All-World Index and FTSE4Good Emerging Index for eleventh consecutive years, and FTSE4Good TIP Taiwan ESG Index since the launch of the index in 2017;

•	Recognized double A List by CDP for climate change and water security for four consecutive years;

•

Awarded “Top 10 Taiwanese Companies Sustainability Model Award” (2025) and “Corporate Sustainability Report Award” (2008-2025) for eighteen consecutive years by Taiwan Institute for Sustainable Energy;

•	Awarded “National Enterprise Environmental Protection Award” by Ministry of Environment, Executive Yuan, R.O.C. (2003-2025) for twenty-three consecutive years;

•

Awarded “Outstanding Unit for Promoting Occupational Safety and Health - Special Excellence Award” (1998-2025) and “Environmental, Safety and Health Sustainable Development Action - ESG Excellence Leadership” (2025) by the Hsinchu Science Park, National Science and Technology Council;

•	Awarded “Occupational Health and Safety Performance Disclosure Evaluation - Outstanding Enterprise” by Occupational Safety and Health Administration, Ministry of Labor, Executive Yuan, R.O.C. (2025);

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

In June 2021, we announced our pledge to reach net zero emissions by 2050 and to take concrete steps to Net Zero Action as the first semiconductor foundry globally. We are vigorously responding to the Paris Climate Agreement goal and pursuing efforts to limit the global warming not exceeding 1.5°C. In addition, we were admitted into RE100, becoming the second semiconductor wafer foundry in this initiative, and committed to using 100% renewable energy by 2050. To reach net zero emissions by 2050, we have three resolutions to cover direct emissions from fab operations, indirect emissions from energy consumption, and indirect emissions from value chain. The three resolutions are:

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

In 2021, we officially pledged to achieve net zero emissions by 2050 and received approval from the international renewable energy initiative “RE100,” committing to 100% renewable energy usage by 2050. In 2022, our GHG reduction targets passed the SBTi review, making it the world’s first semiconductor foundry to do so. Having achieved its near-term reduction targets ahead of schedule, we further raised its targets and passed the SBTi net-zero target review in 2025. Its near-term, long-term, and net-zero targets are in line with the 1.5°C pathway. By 2030, we aim to reduce total GHG emissions, including direct emissions (Scope 1) and indirect emissions from electricity (Scope 2) by 42%, and to reduce value chain (Scope 3) emissions by 25%, compared to the 2020 baseline year. Furthermore, to achieve the 2050 net zero target, we plan to reduce Scope 1 and Scope 2 emissions by 95% and Scope 3 emissions by 90%, with the remaining unavoidable emissions to be offset or neutralized.

We also support timely disclosure of carbon information and ensuring data quality and engage third-party verifiers to ensure the quality of the data. We completed the verification on greenhouse gas emission and reduction records for all of our fabs on an annual basis. Since 2006, we have participated in the Carbon Disclosure Project formed by global institutional investors and disclosed our annual greenhouse gas emission volume, reduction goals and results. In 2025, we have been recognized in CDP’s “A List” for transparency and action on both climate change and water security. We stand out as the sole semiconductor company globally to secure this double “A” recognition for four consecutive years, affirming our commendable performance in greenhouse gas emission reduction and water resource management.

Climate change will not only bring about negative impacts but also drive opportunities for semiconductor simultaneously. Consequently, we have been proactively searching for our own climate related opportunities by considering of market demand for energy-saving and our technique advantages. We are committed to investing in the development of high-efficiency product technologies, providing semiconductor manufacturing services in clean technology fields such as automotive electronics, smart energy management, industrial automation, and system optimization, to reduce carbon emissions across the value chain, i.e., the end products of customers. To align its technology development with global carbon reduction goals, we have set phased targets to increase the revenue share of sustainable products by 2030.

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

Our risk control strategy has been implemented in many ways, including constructing inherently safe fabs, strengthening physical protection standards, redundancy/contingency design, providing with real-time abnormity detection, implementing disciplined maintenance and inspection, deploying natural hazard early warning systems, enhancing emergency response abilities, and developing business continuity plan, which includes crisis management and recovery procedures, to achieve our continuous operation promise. The achievements in the recent years are as follows:

•	We collaborate with international insurance companies, such as American International Group (AIG), and global insurance brokers to regularly conduct risk audits.

•

Inherent safety design and rescue skill develop for emerging risk, including but not limit to: solar power generation system on the roof-top, lithium battery inside automated guided vehicle and uninterruptible power supply system, and electrical car, etc.

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

Nowadays, extreme weather has become a risk to various business operations. In the face of water shortage, we have implemented actions based on different water restriction stages, including formulating various water-saving measures and production scheduling adjustments. We also continue to hire water trucks and increase the capacity of contracted private water sources as a contingency plan. In the future, various options such as the use of reclaimed water, recycled water and desalinated seawater will be continuously introduced to reduce water risks.

In addition, we are fully aware of the impact presented by business interruption. We are also devoted in the pursuit of corporate resilience and continuity by committing non-interrupted services to satisfy our valued customers and important shareholders. Since 2013, Fab 12A in Tainan was the first foundry in the world to receive ISO 22301 Business Continuity Management certification. To date, all our production sites have been certified. It demonstrates our commitment to carrying out disaster response abilities and ensuring continuous production objective.

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

Seasonality

We generally experience seasonal lows in the demand for semiconductor services and products during the first half of the year, primarily as a result of inventory correction by our customers.

C.	Organizational Structure

The following list sets forth our subsidiaries as of December 31, 2025:

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2025
UMC Group (USA)	U.S.A.	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corp.	Cayman Islands	100.00%
TLC Capital Co., Ltd.	Taiwan, R.O.C.	100.00%
Green Earth Limited	Samoa	100.00%
Fortune Venture Capital Corp.	Taiwan, R.O.C.	100.00%
UMC Investment (Samoa) Limited	Samoa	100.00%
ECP Vita Pte. Ltd.	Singapore	100.00%
Soaring Capital Corp.	Samoa	100.00%
Unitruth Advisor (Shanghai) Co., Ltd.	China	100.00%
Tera Energy Development Co., Ltd.	Taiwan, R.O.C.	92.64%
United Microchip Corporation	Cayman Islands	100.00%
Wavetek Microelectronics Corporation	Taiwan, R.O.C.	79.12%
Everrich Energy Investment (HK) Limited	China	92.64%
Everrich (Jining) New Energy Technology Co., Ltd. (formerly Everrich (Shandong) Energy Co., Ltd.)	China	92.64%
Wavetek Microelectronics Corporation (USA)	U.S.A.	79.12%
Best Elite International Limited	British Virgin Islands	100.00%
Infoshine Technology Limited	British Virgin Islands	100.00%
Oakwood Associates Limited	British Virgin Islands	100.00%
Hejian Technology (Suzhou) Co., Ltd.	China	100.00%
United Semiconductor (Xiamen) Co., Ltd.	China	100.00%
UMC Korea Co., Ltd.	Korea	100.00%
Omni Global Limited	Samoa	100.00%
United Microtechnology Corporation (California)	U.S.A.	100.00%
Sino Paragon Limited	Samoa	100.00%
United Semiconductor Japan Co., Ltd.	Japan	100.00%

D.	Property, Plants and Equipment

Please refer to “—B. Business Overview—Manufacturing Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared in accordance with IFRS Accounting Standards. You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this Annual Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report on Form 20-F.

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2025, have been converted into U.S. dollar amounts using US$1.00 = NT$31.37, the foreign currency exchange rate on December 31, 2025, as released by the Board of Governors of the Federal Reserve System. The U.S. dollar conversion appears in parentheses next to the relevant NT dollar amount.

Overview

We are one of the world’s leading independent semiconductor foundries, providing comprehensive wafer fabrication services and technologies to our customers based on their designs.

Cyclicality of the Semiconductor Industry

As the semiconductor industry is highly cyclical, our revenues have varied significantly over this period. In recent years, the industry has undergone a shift in demand in response to several prevalent trends, including the widespread implementation of 5G communications, the proliferation of the Internet of Things, and the advancement and adoption of electric vehicles and related technologies. After experiencing a period of sustained growth, there were inevitably cases of repeated orders to foundries, resulting in higher-than-normal inventory levels. In addition, the foundry industry was adversely affected by various factors, such as the war in Ukraine and COVID-19 lockdown measures and reopening in China, and faced sluggish demand and inventory adjustments in 2023. Although industry conditions have gradually improved since then, these challenges have continued to weigh on overall demand and have prevented a full recovery to the peak utilization levels experienced in prior up-cycles. Our average capacity utilization rate was 68.5%, 68.7% and 75.2% for the years ended December 31, 2023, 2024 and 2025, respectively. We believe that our operating results continue to reflect the ongoing uncertainty in the global economy.

Pricing

We price our products on either a per die or a per wafer basis, taking into account a variety of factors, including the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer and our capacity utilization. Because semiconductor wafer prices tend to fluctuate frequently, we regularly review our pricing on a quarterly basis. As a majority of our costs and expenses are fixed or semi-fixed in nature, fluctuations in our products’ average selling price historically have had a substantial impact on our margins and profitability. Our average selling price decreased by 5.0% from 2023 to 2024 and decreased by 5.4% from 2024 to 2025, which reflects the nominal price erosion in 2024 and 2025.

We believe that our current level of pricing is comparable to that of other leading foundries in each respective geometry. We believe that our ability to provide a wide range of advanced foundry services and process technologies as well as large manufacturing capacity will enable us to provide competitive pricing with other leading foundries at a comparable price level.

Capacity Utilization Rates

Our operating results are characterized by relatively high fixed costs. In 2023, 2024 and 2025, approximately 63.9%, 69.6% and 70.8%, respectively, of our manufacturing costs consisted of depreciation, a portion of indirect material costs, amortization of license fees, indirect labor and utilities costs.

If our utilization rates increase, our costs would be allocated over a larger number of units, which generally leads to lower unit costs. As a result, our capacity utilization rates can significantly affect our margins. Our utilization rates have varied from period to period to reflect our production capacity and market demand. Our average capacity utilization rate was 68.5%, 68.7% and 75.2% for the years ended December 31, 2023, 2024 and 2025, respectively. Utilization rates were primarily affected by global macroeconomic factors. Other factors affecting utilization rates are efficiency in production facilities, product flow management, the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations, relocation of equipment or disruption of power supply, acquisition and disposition of foundry assets, and fire or natural disaster.

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

Prices for wafers of a given level of technology generally decline over the processing technology life cycle. As a result, we have continuously been migrating to increasingly sophisticated technologies to maintain the same level of profitability. We introduced our 28-nanometer technology to customers in 2011 and commenced large-scale commercial production in 2014. The development of 22nm started in 2018 and entered into volume production in 2021. The logic and specialty process technology offerings from 22nm as well as 28nm specialty technologies satisfy new market demand as customers adopt our latest 12-inch process solutions. Our 28nm and below technologies contributed approximately 30.7%, 33.7% and 36.8% of our foundry revenue in 2023, 2024 and 2025 respectively.

The table below sets forth a breakdown of percentage of our wafer sales by process technologies in 2023, 2024 and 2025.

	Years Ended December 31,
Process Technologies	2023	2024	2025
	%	%	%
14 nanometers and under	0.0	0.0	0.0
28 nanometers	30.7	33.7	36.8
40 nanometers	13.7	13.8	16.1
65 nanometers	19.2	16.0	17.0
90 nanometers	9.6	10.7	7.6
0.11/0.13 micron	10.6	10.2	7.4
0.15/0.18 micron	9.4	10.1	9.5
0.25/0.35 micron	4.8	4.4	4.3
0.50 micron or higher	2.0	1.1	1.3

Total	100.0	100.0	100.0

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

During 2023, 2024 and 2025, we did not purchase any of our common shares.

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

Our total depreciation expenses were NT$37,758 million, NT$45,472 million and NT$56,427 million (US$1,799 million) in 2023, 2024 and 2025, respectively.

Operating Expenses

Our operating expenses consist of the following:

•	Sales and marketing expenses, which consist primarily of salaries expenses, related personnel expenses and mask expenses;

•	General and administrative expenses, which consist primarily of salaries for our administrative, finance and human resource personnel, fees for professional services, and expenses of computer systems;

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

Taxation

In the R.O.C., the corporate income tax rate and unappropriated earnings tax rate are 20% and 5%, respectively. Our branch in Singapore enjoys tax exemption for income derived from tax-exempted activities under Singapore’s Income Tax Act and Economic Expansion Incentive (Relief from Income Tax) Act. These tax exemptions resulted in tax savings of approximately NT$1,387 million, NT$422 million and NT$614 million (US$20 million) in 2023, 2024, and 2025, respectively. Under the amendment to the R.O.C. Statute of Industrial Innovation in 2019, the amounts of unappropriated earnings from 2018 and thereafter used for constructing or purchasing buildings, qualified equipment and technology can qualify for deduction when computing the income tax on unappropriated earnings. We also benefit from other tax incentives generally available to technology companies in Taiwan, such as tax credits applicable against corporate income tax that range from 10% to 25% of qualified research and development expenditures and 3% to 5% of the amount of investment in certain qualified equipment and technology. These tax incentives resulted in tax savings of approximately NT$3,074 million, NT$1,652 million and NT$1,050 million (US$33 million) in 2023, 2024, and 2025, respectively.

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

Certain subsidiaries of the Group operate in jurisdictions where OECD Pillar Two legislation has been enacted or substantively adopted. These regulations take effect in phases beginning in 2024, and impose a top-up tax on profits arising in a jurisdiction whenever the effective tax rate, determined on a jurisdictional basis, is below the minimum rate.

After taking into account the tax exemptions and tax incentives discussed above, we recorded NT$8,311 million, NT$8,370 million and NT$7,903 million (US$252 million) of income tax expenses in 2023, 2024, and 2025, respectively. Our effective income tax rate in 2025 was 16.44%.

Comparisons of Results of Operations

The following table sets forth some of our results of operations data as a percentage of our operating revenues for the periods indicated.

	Years Ended December 31,
	2023	2024	2025
	%	%	%
Operating revenues	100.0	100.0	100.0
Operating costs	(65.1)	(67.4)	(71.0)

Gross profit	34.9	32.6	29.0
Operating expenses
Sales and marketing	(1.4)	(1.1)	(1.0)
General and administrative	(3.4)	(3.1)	(2.8)
Research and development	(6.0)	(6.7)	(7.5)
Expected credit impairment gains	0.1	0.0	0.0

Subtotal	(10.7)	(10.9)	(11.3)

Net other operating income and expenses	1.8	0.5	0.8

Operating income	26.0	22.2	18.5
Non-operating income and expenses	4.8	2.4	1.7

Income from continuing operations before income tax	30.8	24.6	20.2
Income tax expense	(3.8)	(3.6)	(3.3)

Net income	27.0	21.0	16.9
Total other comprehensive income (loss)	2.3	4.0	(2.3)

Total comprehensive income	29.3	25.0	14.6

Net income (loss) attributable to:
Shareholders of the parent	26.8	21.0	17.0
Non-controlling interests	0.2	(0.0)	(0.1)
Comprehensive income (loss) attributable to:
Shareholders of the parent	29.1	25.0	14.7
Non-controlling interests	0.2	(0.0)	(0.1)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Operating revenues. Operating revenues increased by 2.3% from NT$232,303 million in 2024 to NT$237,553 million (US$7,573 million) in 2025, primarily due to an increased customer demand from 3,446 thousand 12-inch equivalent wafers in 2024 to 3,870 thousand 12-inch equivalent wafers in 2025, partially offset by a decline of 5.4% in average selling price from 2024 to 2025, and a 2.9% appreciation of the NTD against the U.S. dollar in 2025 compared to 2024.

Operating costs. Operating costs increased by 7.7% from NT$156,649 million in 2024 to NT$168,647 million (US$5,376 million) in 2025, primarily due to the increase in shipments, the increasing depreciation cost and higher utilities costs.

Gross profit and gross margin. Gross profit decreased from NT$75,654 million in 2024 to NT$68,906 million (US$2,197 million) in 2025. Our gross margin decreased from 32.6% in 2024 to 29.0% in 2025, primarily due to an annual decline of 5.4% in average selling price and a 2.9% appreciation of the NTD against the U.S. dollar in 2025 compared to 2024, partially offset by the increase in capacity utilization.

Operating income and operating margin. Operating income decreased from NT$51,613 million in 2024 to NT$43,949 million (US$1,401 million) in 2025. Our operating margin decreased from 22.2% in 2024 to 18.5% in 2025. The decrease in operating margin was largely due to the decrease in gross profit as described above. Operating expenses increased by 6.2% from NT$25,365 million in 2024 to NT$26,948 million (US$859 million) in 2025.

Sales and marketing expenses. Our sales and marketing expenses decreased by 9.9% from NT$2,702 million in 2024 to NT$2,433 million (US$78 million) in 2025, mainly due to the decrease of NT$290 million (US$9 million) in IP and IP royalty expenses and NT$105 million (US$3 million) in personnel expenses, partially offset by the increase of NT$162 million (US$5 million) in mask expenses. Our sales and marketing expenses as a percentage of our operating revenues decreased from 1.1% in 2024 to 1.0% in 2025.

General and administrative expenses. Our general and administrative expenses decreased by 4.6% from NT$7,117 million in 2024 to NT$6,792 million (US$216 million) in 2025, mainly due to the decrease of NT$406 million (US$13 million) in personnel expenses, partially offset by the increase of NT$64 million (US$2 million) in professional services fees. Our general and administrative expenses as a percentage of our operating revenues decreased from 3.1% in 2024 to 2.8% in 2025.

Research and development expenses. Our research and development expenses increased by 13.5% from NT$15,616 million in 2024 to NT$17,725 million (US$565 million) in 2025. The increase in research and development expenses was mainly due to the increase of NT$1,338 million (US$43 million) in depreciation on the equipment, NT$571 million (US$18 million) in research expenses, NT$295 million (US$9 million) in IP expenses, NT$82 million (US$3 million) in maintenance expenses, and NT$81 million (US$3 million) in indirect material expenses, partially offset by the decrease of NT$266 million (US$8 million) in personnel expenses and NT$135 million (US$4 million) in computer usage expenses. Our research and development expenses as a percentage of our operating revenues increased from 6.7% in 2024 to 7.5% in 2025.

Expected credit impairment gains (losses). Our expected credit impairment gains decreased from NT$70 million in 2024 to NT$2 million (US$0 million) in 2025. The decrease in expected credit impairment gains was mainly due to the decrease in reversal of loss allowance on accounts receivable. Our expected credit impairment gains as a percentage of our operating revenues decreased from 0.0% in 2024 to 0.0% in 2025.

Net other operating income and expenses. Net other operating income increased by 50.3% from NT$1,324 million in 2024 to NT$1,990 million (US$63 million) in 2025, mainly due to an increase of NT$553 million (US$18 million) in government grants. Net other operating income and expenses as a percentage of our operating revenues increased from 0.5% in 2024 to 0.8% in 2025.

Non-operating income and expenses. Non-operating income decreased by 23.9% from NT$5,432 million in 2024 to NT$4,133 million (US$132 million) in 2025, mainly due to a decrease of NT$1,392 million in interest income caused by the decline in the average deposit balance and interest rate, a shift from net exchange gains of NT$1,329 million to net exchange losses of NT$583 million, partially offset by a shift in other gains and losses from a loss of NT$303 million in 2024 to a gain of NT$925 million (US$29 million) in 2025, and an increase of NT$1,204 million in other income. The increase in other gains and losses was resulted from an increase on valuation of financial assets and liabilities at fair value through profit or loss, shifting from a loss of NT$321 million in 2024 to a gain of NT$707 million (US$23 million) in 2025.

Other comprehensive income (loss). Our other comprehensive income (loss) decreased from an income of NT$9,322 million in 2024 to a loss of NT$5,509 million (US$176 million) in 2025. We attributed this change primarily to the change in exchange differences on translation of foreign operations from a gain of NT$9,056 million in 2024 to a loss of NT$5,340 million (US$170 million) in 2025, the change of unrealized gain (loss) from equity instruments investments measured at fair value through other comprehensive income from a loss of NT$514 million in 2024 to a loss of NT$3,207 million (US$102 million) in 2025, in share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss from a gain of NT$299 million in 2024 to a loss of NT$10 million (US$0 million) in 2025. These gains and losses were partially offset by the change in share of other comprehensive income of associates and joint ventures which will not be reclassified subsequently to profit or loss from a gain of NT$330 million in 2024 to a gain of NT$2,933 million (US$93 million) in 2025.

Net income (loss) attributable to the shareholders of the parent. Due to the factors described above, our net income decreased by 17.3% from NT$48,779 million in 2024 to NT$40,360 million (US$1,287 million) in 2025.

Comprehensive income (loss) attributable to the shareholders of the parent. Due to the factors described above, our comprehensive income decreased by 40.0% from NT$58,101 million in 2024 to NT$34,851 million (US$1,111 million) in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For the comparison of our operating results for the year ended December 31, 2024 to the year ended December 31, 2023, please refer to “Item 5. Operating and Financial Review and Prospects—Operating Results—Comparisons of Results of Operations—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F filed with the SEC on April 24, 2025.

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

Resource for Liquidity

We have financed our capital expenditure requirements in recent years from operating cash inflows, bank borrowings, as well as the issuance of corporate bonds. Operating cash inflows significantly exceed operating income, reflecting the significant non-cash depreciation expense. Our working capital is sufficient for our present requirements at least in the next 12 months.

As of December 31, 2025, we had NT$110,660 million (US$3,528 million) of cash and cash equivalents and NT$569 million (US$18 million) of current financial assets at fair value through profit or loss. As of December 31, 2025, our cash and cash equivalents were primarily held in U.S. dollars, New Taiwan dollars and Renminbi. Cash equivalents included time deposits with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate notes. These agreements bore interest rates ranging from 0.71% to 0.85%, 0.85% to 0.98% and 0.84% to 0.98%, in 2023, 2024 and 2025, respectively. The terms of these agreements were typically less than one month. As of December 31, 2023, 2024 and 2025, we held repurchase agreements in the amount of NT$1,948 million, NT$6,098 million and NT$7,639 million (US$244 million), respectively. As of December 31, 2025, we had US$22 million outstanding in foreign currency forward contracts to sell U.S. dollars against NT dollars for hedging purposes.

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

In late April 2021, we issued another five-year, seven-year and ten-year domestic unsecured corporate bonds totaling NT$9,600 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$5,500 million. Interest is due and payable annually at 0.57%, and the principal will be repayable in April 2026 upon maturity. The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest is due and payable annually at 0.63%, and the principal will be repayable in April 2028 upon maturity. The ten-year domestic unsecured corporate bond was issued in the amount of NT$2,100 million. Interest is due and payable annually at 0.68%, and the principal will be repayable in April 2031 upon maturity. The proceeds of this bond offering were used for purchasing machinery and equipment and environmental protection related expenditures. As of December 31, 2025, NT$9,600 million aggregate principal amount of these bonds were outstanding.

In early July 2021, we issued zero coupon exchangeable bonds due 2026. The exchangeable bond offerings consist of US$400 million bonds exchangeable into common shares of Novatek Microelectronics Corp., Ltd., or Novatek. As of December 31, 2025, no bonds had been exchanged into common shares of Novatek and we had repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling US$187 million in 2022.

In mid-December 2021, we issued another five-year domestic unsecured corporate bonds totaling NT$5,000 million, with a face value of NT$1 million per unit. Interest is due and payable annually at 0.63%, and the principal will be repayable in December 2026 upon maturity. The proceeds of this bond offering were used for purchasing machinery and equipment. As of December 31, 2025, NT$5,000 million aggregate principal amount of these bonds were outstanding.

In mid-September 2023, we issued another five-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit. Interest is due and payable annually at 1.62%, and the principal will be repayable in September 2028 upon maturity. The proceeds of this bond offering were used for green building. As of December 31, 2025, NT$10,000 million aggregate principal amount of these bonds were outstanding.

In late June 2025, we issued two series of five-year domestic unsecured corporate bonds totaling NT$5,200 million, with a face value of NT$1 million per unit. The five-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million. Interest is due and payable annually at 1.94%, and the principal will be repayable in June 2030 upon maturity. Another five-year domestic unsecured corporate bond was issued in the amount of NT$3,200 million. Interest is due and payable annually at 1.99%, and the principal will be repayable in June 2030 upon maturity. The proceeds of this bond offering were used for environmental protection related expenditures and repayment of debts. As of December 31, 2025, NT$5,200 million aggregate principal amount of these bonds were outstanding.

In late August 2025, we issued another three-year domestic unsecured corporate bonds totaling NT$5,000 million, with a face value of NT$1 million per unit. Interest is due and payable annually at 1.80%, and the principal will be repayable in August 2028 upon maturity. The proceeds of this bond offering were used for repayment of debts. As of December 31, 2025, NT$5,000 million aggregate principal amount of these bonds were outstanding.

In late October 2025, we issued another three-year domestic unsecured corporate bonds totaling NT$5,000 million, with a face value of NT$1 million per unit. Interest is due and payable annually at 1.70%, and the principal will be repayable in October 2028 upon maturity. The proceeds of this bond offering were used for repayment of debts. As of December 31, 2025, NT$5,000 million aggregate principal amount of these bonds were outstanding.

In early December 2025, we issued another three-year and five-year domestic unsecured corporate bonds totaling NT$4,800 million, with a face value of NT$1 million per unit. The three-year domestic unsecured corporate bond was issued in the amount of NT$2,300 million. Interest is due and payable annually at 1.55%, and the principal will be repayable in December 2028 upon maturity. The five-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million. Interest is due and payable annually at 1.60%, and the principal will be repayable in December 2030 upon maturity. The proceeds of this bond offering were used for repayment of debts. As of December 31, 2025, NT$4,800 million aggregate principal amount of these bonds were outstanding.

Operating Activities

In 2025, net cash provided by operating activities was NT$99,864 million (US$3,183 million), primarily due to net income before income tax of NT$48,082 million (US$1,533 million) and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$59,259 million (US$1,889 million).

In 2024, net cash provided by operating activities was NT$93,872 million, primarily due to net income before income tax of NT$57,045 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$48,168 million.

In 2023, net cash provided by operating activities was NT$86,000 million, primarily due to net income before income tax of NT$68,450 million and the add-back of non-cash items, such as depreciation and amortization in the amount of NT$40,484 million.

Investing Activities

In 2025, net cash used in investing activities was NT$53,154 million (US$1,694 million), primarily due to cash used for acquisition of property, plant and equipment amounting to NT$47,745 million (US$1,522 million) and net increase of financial assets measured at amortized cost amounting to NT$8,263 million (US$263 million).

In 2024, net cash used in investing activities was NT$85,941 million, primarily due to cash used for acquisition of property, plant and equipment amounting to NT$88,544 million.

In 2023, net cash used in investing activities was NT$97,787 million, primarily due to cash used for acquisition of property, plant and equipment amounting to NT$91,474 million and net increase of financial assets measured at amortized cost amounting to NT$5,617 million.

Financing Activities

In 2025, net cash used in financing activities was NT$39,204 million (US$1,250 million), primarily due to NT$35,784 million (US$1,141 million) for cash dividend payment and NT$21,796 million (US$695 million) due to net decrease in bank loans, partially offset by NT$19,984 million (US$637 million) due to bonds issued.

In 2024, net cash used in financing activities was NT$39,200 million, primarily due to NT$37,586 million for cash dividend payment.

In 2023, net cash used in financing activities was NT$29,086 million, primarily due to NT$45,015 million for cash dividend payment and NT$21,209 million for payment of other financial liabilities, partially offset by NT$17,388 million due to net increase in bank loans, NT$10,423 million due to net increase in guarantee deposits and NT$9,989 million due to bonds issued.

We had bonds payable of NT$50,228 million (US$1,601 million) in the aggregate as of December 31, 2025.

The following table sets forth our outstanding long-term bank loans as of December 31, 2025:

	Unsecured long-term bank loans		Secured long-term bank loans
	(in NT$ millions)	(in US$ millions)	(in NT$ millions)	(in US$ millions)
Due in 2026	2,924	93	107	4
Due in 2027	2,939	94	97	3
Due in 2028	4,670	149	88	3
Due in 2029	2,055	66	39	1
Due in 2030	1,350	43	39	1
Due in 2031 & thereafter	12	0	12	0

The interest rates of our long-term bank loans range from 1.53% to 2.98%.

As of December 31, 2025, the current or exchangeable portion of bonds due within one year was NT$16,157 million (US$515 million), and the current portion of long-term bank loans due within one year was NT$3,031 million (US$97 million).

Capital Expenditures

We will continue to employ a ROI-driven approach in our capital expenditure planning as our expansion projects will be supported by customers who have signed multi-year supply agreements with us. As of December 31, 2025, our construction contracts amounted to NT$24,191 million (US$771 million) and the portion of the contracts not yet recognized was approximately NT$5,454 million (US$174 million). In 2023, 2024 and 2025, we incurred capital expenditures of approximately NT$94,087 million, NT$91,052 million and NT$50,562 million (US$1,612 million), respectively, primarily to purchase equipment for research and development and production at our fabs.

On February 24, 2022, our board of directors approved a plan to build a new advanced manufacturing facility next to our existing 300mm fab (Fab 12i) in Singapore. The first phase of this greenfield fab is expected to have a design capacity of 30,000 wafers per month, with production expected to commence in the second half of 2026. The new fab (Fab 12i P3) will utilize 28nm and 22nm process technologies.

Contractual Obligations

Our material cash requirement for known contractual obligation came from bonds, loans, lease obligation, commitment for purchase obligations and the guarantee deposits. As of December 31, 2025, the total contractual cash obligations, including the amounts which has yet been recorded on our balance sheet as of December 31, 2025, are NT$193,028 million (US$6,153 million), among which NT$86,811 million (US$2,767 million) will be due within one year and NT$106,217 million (US$3,386 million) will be due after one year.

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

C.	Research, Development, Patents and Licenses

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, effective research and development is essential to our success. We invested approximately NT$13,284 million, NT$15,616 million and NT$17,725 million (US$565 million) in 2023, 2024 and 2025, respectively, in research and development, which represented 6.0%, 6.7% and 7.5%, respectively, of operating revenues for such years. Following our operation and development planning, our IP division has formulated strategies and plans for the protection and development of intellectual property to promote the steady growth of the number of patent rights. Status on the implementations is reported to the board of directors at least once a year. We were granted a total of 623 domestic and foreign patents in 2025, 303 of which are US patents, 176 R.O.C. (Taiwan) patents, 95 China patents, and 49 patents from the rest of the world. The total accumulated number of our patents is more than 16,700, which can provide a thorough and strong IP foundation for our technologies.

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

The following tables set forth the name, age, position, tenure and biography of each of our directors and executive officers as of March 31, 2026. There is no family relationship among any of these persons.

The business address of our directors and executive officers is the same as our registered address.

Board of Directors

Name	Age	Position	Year(s) with Us
Stan Hung	61-65	Chairman, Director and Chief Strategic Officer	34
Jason Wang	61-65	Chief Executive Officer and Director (Representative of Silicon Integrated Systems Corp.)	18
Ming Hsu	66-70	President, Chief Operating Officer and Director (Representative of Hsun Chieh Investment Co., Ltd.)	22
Lih J. Chen (1)	76-80	Independent Director	8
Jyuo-Min Shyu (1)	71-75	Independent Director	8
Kuang Si Shiu (1)	71-75	Independent Director	5
Wen-Hsin Hsu (1)	46-50	Independent Director	5
Ling-Ling Wu (1)	61-65	Independent Director	2
Su Lin Wang (1)	61-65	Independent Director	2

(1)	Member of the audit committee, remuneration committee and nominating committee.

Executive Officers

Name	Age	Position	Year(s) with Us
Stan Hung	61-65	Chairman and Chief Strategic Officer	34
Jason Wang	61-65	Chief Executive Officer	18
Ming Hsu	66-70	President and Chief Operating Officer	22
TS Wu	56-60	Chief Information Security Officer and Senior Vice President – Global Fab Operations	35
G C Hung	56-60	Senior Vice President – Technology and Business Development	28
Oliver Chang	61-65	Senior Vice President – Global Sales	23
Chitung Liu	56-60	Chief Financial Officer, Senior Vice President and Head of Corporate Governance	25
JT Lin	56-60	Vice President – 200mm Fab Operations, Risk and ESH Management, Facility Operations and Construction Engineering	30
Victor Chuang	56-60	Vice President – Fab 12A and Fab 12M Operations	32
Chuck Chen	56-60	Vice President – Engineering Services	30
S F Tzou	61-65	Vice President – Fab Mass Production and Technology Development	36
Osbert Cheng	56-60	Vice President – Device, Model and IP Design support	27
Steven Hsu	51-55	Vice President – Technology Development	26
Jerry CJ Hu	56-60	Vice President – Customer Engineering	13
Y S Shen	61-65	Vice President – Asia-Pacific Sales Operations	36
Steven S Liu	51-55	Vice President – Europe and Japan Sales	9
Francia Hsu	56-60	Vice President – Corporate and Operational Planning	31
Mindy Lin	61-65	Vice President – Quality and Reliability	34
Linwu Kuo	61-65	Vice President – Public Affairs and Corporate Communications	4
Eric Chen	61-65	Chief Human Resources Officer, Vice President	35
Olivia Liao	51-55	General Counsel and Vice President	2

Stan Hung is a director, the Chairman and Chief Strategic Officer of the Company. Mr. Hung joined the Company in 1991 and previously served as the Company’s Chief Financial Officer and Senior Vice President. Mr. Hung concurrently serves as the Chairman and Strategic Officer of Faraday Technology Corporation and Silicon Integrated Systems Corp., Chairman of Fortune Venture Capital Corp., TLC Capital Co. Ltd., and UMC Capital Corp., a director of Triknight Capital Corporation and United Microelectronics (Europe) B.V., and director and legal representative of SiS Semiconductor (Shandong) Co., Ltd. and UnitedDS Semiconductor (Shandong) Co., Ltd. Mr. Hung received a bachelor’s degree in Accounting from Tamkang University in 1982.

Jason Wang is a director and Chief Executive Officer of the Company. Mr. Wang is a representative institutional director of Silicon Integrated Systems Corp. Mr. Wang joined the Company as Vice President of Corporate Marketing in 2008, and from 2009 to 2014 served as President of UMC Group (USA), responsible for business operations and North America strategic business development. He was later appointed Senior Vice President, and became Co-President in 2017. As Co-President, Mr. Wang oversaw corporate strategy and planning, sales and marketing, and customer engineering. He was named Chief Executive Officer in 2026. Prior to joining the Company, Mr. Wang spent 18 years at Trident Microsystems in various leadership roles. He was named Vice President of Trident’s Business Operations and Finance (Asia) after leading a strategic restructuring plan in 2003, shifting the company’s business focus from PC graphics to digital media. Mr. Wang concurrently serves as a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., UMC Group (USA), United Microelectronics (Europe) B.V., UMC Capital Corp., and eJoule International Limited. Mr. Wang did his undergraduate study in Business Administration at San Jose State University.

Ming Hsu is a director, President and Chief Operating Officer of the Company. Mr. Hsu is the representative institutional director of Hsun Chieh Investment Co., Ltd. Mr. Hsu joined the Company in 2003, and has held leadership roles across functions including IP and design support, sales operations, corporate and operation planning, corporate marketing, and customer engineering. Prior to his current appointment, he was Executive Vice President, overseeing global business strategy and corporate operational planning across the Company’s manufacturing sites. Mr. Hsu concurrently serves as a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., and UMC Capital Corp. Mr. Hsu received a Master of Science degree in Electrical Engineering from University of Southern California in 1987.

Lih J. Chen is an independent director of the Company and serves as the lead independent director and the convener of the Audit Committee. Professor Chen is the Distinguished Chair Professor at National Tsing Hua University and an Academician at Academia Sinica. He previously served as the President of National Tsing Hua University and the Deputy Minister of National Science Council. Professor Chen is an expert in materials science and his research fields include metal silicides, thin film materials, and nanomaterials relevant to semiconductor electronic materials. Professor Chen received a Ph.D. degree in physics from University of California, Berkeley in 1974.

Jyuo-Min Shyu is an independent director of the Company and serves as the convener of Sustainable Development and Nominating Committee. Dr. Shyu is an Emeritus Professor at National Tsing Hua University. He previously served as Minister of Ministry of Science and Technology and the President of Industrial Technology Research Institute (ITRI). During his service at ITRI, Professor Shyu established several forward-looking R&D alliances and the SoC Technology Center for the trend of System-on-a-chip. Professor Shyu concurrently serves as an independent director of Qisda Corporation and Far Eastone Telecommunications Co., Ltd., and as a director of Iridium Medical Technology Co., Ltd., Alpha Ring Asia Inc. and Zyxel Group Corporation. Professor Shyu received a Ph.D. degree in Electrical Engineering and Computer Science from University of California, Berkeley in 1988.

Kuang Si Shiu is an independent director of the Company and serves as the convener of the Remuneration Committee. Mr. Shiu concurrently serves as a consultant to Yuanta Commercial Bank Co., Ltd. Mr. Shiu has served in financial institutions for over 30 years. He previously served as Chairman and President of Mega Financial Holding Co., Ltd. and Mega International Commercial Bank Co., Ltd., Chairman of Hua Nan Financial Holdings Co., Ltd., Hua Nan Commercial Bank Ltd. and Land Bank of Taiwan Co., Ltd. He was an independent director of Yuanta Financial Holdings Co., Ltd. and Yuanta Commercial Bank Co., Ltd. Mr. Shiu received an MBA degree from Indiana University in 1978.

Wen-Hsin Hsu is an independent director of the Company and serves as the convener of the Capital Budget Committee. Professor Hsu is a professor at the Department of Accounting at National Taiwan University. She previously served as Director of Global MBA and as Associate Dean of International affairs at the College of Management, National Taiwan University. Professor Hsu concurrently serves as an independent director of Unitech Printed Circuit Board Corp., and ANT Precision Industry Co., Ltd., and as Senior Executive Vice President and Chief Financial Officer of Chunghwa Telecom Co., Ltd. Professor Hsu received a Ph.D. degree in Accounting and Finance from Lancaster University in 2006.

Ling-Ling Wu is an independent director of the Company, and a professor in the Department of Information Management at National Taiwan University. Professor Wu previously served as an independent director of Faraday Technology Corp., Unimicron Technology Corp., ITE Technology Inc., Crystalwise Technology Inc., and Hycon Technology Corp. Professor Wu received a Ph.D. degree in Psychology from University of Chicago in 1995.

Su Lin Wang is an independent director of the Company. Mrs. Wang is an Adjunct Specialist Professor at the Institute of International Business at National Cheng Kung University and concurrently serves as an independent director of Jess-Link products Co., Ltd. and AVerMedia Technologies, Inc., as well as President and Director of MAYO Human Capital Inc. Mrs. Wang previously served as Senior Vice President and corporate Chief Financial Officer of Delta Electronics, Inc. Mrs. Wang received a master’s degree in Finance from National Taiwan University in 2004.

TS Wu is our Senior Vice President, responsible for global fab operations, and serves as Chief Information Security Officer. Mr. Wu joined the Company in 1990 and has over 35 years of experience in semiconductor development and manufacturing. He has held roles across wafer fabrication, process integration, technology transfer and development, smart manufacturing and digital security, manufacturing resource integration and engineering services. Mr. Wu also serves as Secretary-General of Company’s Corporate Sustainability Committee, responsible for integrating business operations with sustainable development, and leading the formulation and implementation of the Company’s environmental, social, and governance (ESG) strategies. Mr. Wu is the Vice Chairman of Hejian Technology (Suzhou) Co., Ltd. and a director of United Semiconductor (Xiamen) Co., Ltd. Mr. Wu received a master’s degree in Electronic Engineering from National Chiao Tung University in 1990.

G C Hung is our Senior Vice President, responsible for technology and business development. Mr. Hung plays a pivotal role in shaping the Company’s corporate strategy, customer engineering, and corporate marketing initiatives, while leading the Company’s overall research and development. Prior to his current position, Mr. Hung served as Vice President of Technology Development at UMC. Mr. Hung acted as Co-Chair of SEMI Taiwan’s IC Committee from 2019 to 2022. Mr. Hung received a master’s degree in Chemical Engineering from National Taiwan University in 1992.

Oliver Chang is our Senior Vice President, responsible for global sales. Mr. Chang has been with the Company for more than 20 years and has held positions including Vice President of Sales at UMC Japan, Sales Director for the Asia region, and Vice President of Sales at UMC USA. Mr. Chang received an Executive MBA degree from National Taiwan University in 2009. Between 2008 and 2020, Mr. Chang served as Chief Executive Officer of the U.S. subsidiary of Elpida Memory, Inc., and later became Chief Sales Officer of the group. Following that, he joined Japan Display Inc.’s Taiwan module assembly subsidiary, serving as its Chairman. Mr. Chang is a director of Chipbond Technology Corporation. Mr. Chang received a bachelor’s degree in Physics from Chinese Culture University in 1986.

Chitung Liu is the Chief Financial Officer and the Senior Vice President of the Company. On March 6, 2019, Mr. Liu was appointed as our Head of Corporate Governance. Prior to joining our company in 2001, Mr. Liu was a managing director of UBS. Mr. Liu is the Chairman of Hejian Technology (Suzhou) Co., Ltd., United Semiconductor (Xiamen) Co., Ltd. and a director of Fortune Venture Capital Corp., TLC Capital Co., Ltd., Unimicron Technology Corp., Yann Yuan Investment Co., Ltd., UMC Group (USA), Green Earth Limited, ECP Vita Pte. Ltd., UMC Capital Corp., United Microchip Corporation and Wavetek Microelectronics Corporation. Mr. Liu received an Executive MBA degree from National Taiwan University in 2009.

JT Lin is our Vice President, responsible for operations management of all 200mm Fabs, including production, cost management, labor and digital transformation; risk and ESH management, including oversight of company-wide loss prevention, business continuity management (BCM), environmental protection, workplace safety and health, fire protection and ESG-related operations; facility operations and construction engineering, including new fab construction. Mr. Lin joined the Company in 1995 and has more than 30 years of experience in the semiconductor industry. Mr. Lin is a director of Wavetek Microelectronics Corporation. Mr. Lin received a master’s degree in Materials Science and Engineering from National Tsing Hua University in 1992.

Victor Chuang is our Vice President. Mr. Chuang joined the Company in 1993 and has more than 30 years of experience in the semiconductor industry. He has held leadership roles across functions of Fab 12A and Fab 12M operations. Prior to his current appointment, he was an Associate Vice President of Fab 12A operations, responsible for manufacturing, module engineering and process integration. Mr. Chuang is the Chairman of United Semiconductor Japan Co., Ltd. Mr. Chuang received a bachelor’s degree in Electrical Engineering from National Cheng Kung University in 1989.

Chuck Chen is our Vice President. Mr. Chen joined the Company in 1996 and has held leadership roles across functions including R&D, manufacturing, digital, and engineering service. Prior to his current role, he served as an Associate Vice President, overseeing digital transformation initiatives, product yield analysis, turnkey testing services, and photomask fabrication services. Mr. Chen received a master’s degree in Engineering Science from National Cheng Kung University in 1991.

S F Tzou is our Vice President. Mr. Tzou joined the Company in 1989 and has held multiple management positions, including fab mass production and technology development. He has led multiple R&D projects from 90nm logic to 14nm FinFET and memory process development. Mr. Tzou received a master’s degree in Materials Science and Engineering from National Tsing Hua University in 1987.

Osbert Cheng is our Vice President. Mr. Cheng joined the Company in 1998 and has held leadership roles including device, model and IP design support. He is also responsible for the joint development project with strategic customers. Mr. Cheng has served on the Technical Program Committee of the VLSI Symposium for more than five years and also serves as a review board member of EDMA, TSRI, NFC, NSTC and SEMICOM Taiwan/Compound and power. Mr. Cheng received a Ph.D. degree in Electrical Engineering from National Chiao Tung University in 1995.

Steven Hsu is our Vice President, responsible for technology development. Mr. Hsu joined the Company in 1999 and has more than 26 years of experience in the semiconductor foundry industry. He is responsible for process development in different technology segments including logic, eHV, BCD, embedded non-volatile memory (eNVM), RF-SOI, silicon photonics and advanced packaging. Mr. Hsu received a master’s degree in Electronic Engineering from National Chiao Tung University in 1998.

Jerry CJ Hu is our Vice President, responsible for customer engineering, overseeing engineering and technology services from development execution to high-volume manufacturing for global customers. Earlier in his tenure at the Company, Mr. Hu held leadership positions in Europe and Japan sales and key account management. Prior to joining the Company, Mr. Hu worked at Texas Instruments for 18 years in roles including advanced CMOS R&D and external technology development and manufacturing. Mr. Hu received a Ph.D. degree in Materials Science and Engineering from Stanford University in 1995.

Y S Shen is our Vice President, overseeing sales operations in the Asia-Pacific region. Since joining the Company in 1989, Mr. Shen has accumulated over 30 years of experience in the semiconductor industry focused on sales and business development. Mr. Shen is a director of Faraday Technology Corporation. Mr. Shen holds an MBA degree from National Taiwan University.

Steven S Liu is our Vice President, responsible for Europe and Japan sales. Mr. Liu’s semiconductor experience includes leadership roles at multinational companies. Prior to joining the Company, he was an Associate Partner at McKinsey & Co. focused on growth strategy and business innovation for the semiconductor sector. Before joining McKinsey & Co., he served as corporate Vice President and General Manager of the global desktop business unit at AMD. He previously held a Vice President position at Samsung. Mr. Liu received a Master of Science degree in Electrical Engineering from University of Southern California in 2000.

Francia Hsu is our Vice President. Ms. Hsu joined the Company in 1994 and has been responsible for corporate and operational planning. Ms. Hsu also serves as a director of HeJian Technology (Suzhou) Co., Ltd., United Semiconductor (Xiamen) Co., Ltd., United Semiconductor Japan Co., Ltd. and Wavetek Microelectronics Corporation. She received a master’s degree in Industrial Engineering from National Chiao Tung University in 1994.

Mindy Lin is our Vice President, responsible for quality and reliability. Ms. Lin joined the Company in 1988 and has more than 30 years of experience in the semiconductor industry. Ms. Lin has experience in new fab build-outs, including the Company’s first joint venture with a customer in 1996. Ms. Lin previously worked at an IP design company with responsibilities including sales, procurement, product engineering, quality, and reliability management, and also at a III-V manufacturing company in a quality and reliability role. Ms. Lin received an MBA degree from the University of Leicester in 2000.

Linwu Kuo is our Vice President, responsible for public affairs and corporate communications. Mr. Kuo joined the Company in 2021. Mr. Kuo has experience in the public and private sectors, including crisis management and homeland security related issues. In public service, he served as the first Director of the Office of Homeland Security in Taiwan’s Executive Yuan, and as a senior NSC staff member. Mr. Kuo participated in national response planning for major global and domestic events, including SARS, the U.S. War on Terror, and the September 1999 earthquake in Taiwan. Mr. Kuo is a director of Locus Cell Co., Ltd. Mr. Kuo received a master’s degree in European Studies from KU Leuven (Katholieke Universiteit Leuven) and a master’s degree in Diplomacy from National Chengchi University.

Eric Chen is the Chief Human Resources Officer and the Vice President of the Company. Mr. Chen joined the Company in 1990 and has more than 35 years of experience within the organization. He has held leadership roles including heading the Finance and Accounting Division at the Company. Mr. Chen was appointed as Chief Human Resources Officer of the Company in March 2011. He previously served as Senior Vice President at Silicon Integrated Systems Corp. Mr. Chen is a director of Best Elite International Limited. Mr. Chen received an Executive MBA degree in Finance from National Taiwan University in 2011.

Olivia Liao is the General Counsel and Vice President of the Company. Ms. Liao is a distinguished lawyer and IP specialist with more than 30 years of experience. Ms. Liao joined the Company in 2023 as General Counsel. Prior to this role, Ms. Liao served as General Counsel for Greater China at ROHM Semiconductor in 2008 and was appointed Chairperson of ROHM Taiwan in 2020. Dual-qualified as a licensed attorney and patent agent, Ms. Liao launched her legal career at leading law firms in Taiwan and Japan, building a strong foundation in IP and mergers and acquisitions. Ms. Liao received an LL.M. from the University of Tokyo, an LL.M. from National Chengchi University, and a Bachelor of Laws from National Chengchi University.

Except for Mr. Jason Wang and Mr. Ming Hsu as disclosed above, there is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation

The aggregate compensation paid and benefits in kind granted to our directors in 2025 were approximately NT$48 million (US$1.5 million). The remuneration was out of our 2025 earnings distribution plan, and the distribution percentage for directors is 0.1%. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.” Some of the remuneration was paid to the legal entities that certain directors represent. The aggregate compensation paid and benefits in kind granted to our executive officers in 2025 were approximately NT$923.4 million (US$29.4 million), which included NT$286 million (US$9.1 million) as bonus. The aggregate compensation paid and benefits in kind granted to our directors and senior management in 2025 were approximately NT$971.2 million (US$31.0 million), which included NT$286 million (US$9.1 million) as bonus.

C.	Board Practices

All of our directors were elected in May 2024 for a term of three years at our annual general meeting of shareholders. Neither we nor any of our subsidiaries has entered into a contract with any of our directors by which our directors are expected to receive benefits upon termination of their services.

Audit Committee

Our board of directors established an audit committee in March 2005. In the annual general meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an audit committee. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Directors”. After the re-election of directors in the annual general meeting on May 30, 2024, our board of directors appointed Lih J. Chen, Jyuo-Min Shyu, Kuang Si Shiu, Wen-Hsin Hsu, Ling-Ling Wu and Su Lin Wang to be members of the audit committee. Each audit committee member is an independent director who is financially literate with accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Pursuant to an audit committee charter, the audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our internal audit function and independent auditors, and overseeing the accounting policies and financial reporting and disclosure practices of our company. The audit committee also has the authority to engage special legal, accounting or other consultants it deems necessary in the performance of its duties.

Remuneration Committee

The R.O.C. Securities and Exchange Act, as amended on November 24, 2010, further introduced the mechanism of a “Remuneration Committee,” which requires publicly listed companies in the R.O.C., including our company, to adopt a remuneration committee. Pursuant to the Regulations Governing the Establishment and Exercise of Powers by Remuneration Committees of Public Companies, the remuneration committee shall be composed of no less than three members commissioned by the board of directors. In addition, for a company with independent directors, such as us, at least one of the remuneration committee members shall be an independent director. We established a remuneration committee in accordance with Article 14-6 of the R.O.C. Securities and Exchange Act on April 27, 2011. We amended our articles of incorporation to implement the mechanism of our remuneration committee during the annual general meeting held on June 15, 2011. After the re-election of directors in the annual general meeting on May 30, 2024, our board of directors appointed Lih J. Chen, Jyuo-Min Shyu, Kuang Si Shiu, Wen-Hsin Hsu, Ling-Ling Wu and Su Lin Wang to serve as members of the remuneration committee.

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

Nominating Committee

Our board of directors established a nominating committee in December 2017. Our nominating committee consists of Lih J. Chen, Jyuo-Min Shyu, Kuang Si Shiu, Wen-Hsin Hsu, Ling-Ling Wu and Su Lin Wang, each of whom is an independent director. The nominating committee is to assist the board to enhance the management mechanism and improve corporate governance for our sustainable development. The objectives of our nominating committee include: (i) to constitute the nomination policy and succession plans of the directors and the executives, and to review and propose the candidate list of the directors and the executives accordingly, (ii) to construct and to develop the operation of our board and the board committees, as well as to plan and assess the performance of the board, the board committees and the executives, and (iii) to enhance the corporate governance system and practices in order to protect the interests of our shareholders.

D.	Employees

As of December 31, 2025, we had 19,097 employees, which included 12,337 engineers, 5,924 technicians and 836 administrative staff performing administrative functions, on a consolidated basis, where a majority of the employees work from our Taiwan R.O.C. offices and facilities. We have in the past implemented, and may in the future evaluate the need to implement, labor redundancy plans based on the work performance of our employees.

	Years Ended December 31,
	2023	2024	2025
Employees
Engineers	12,336	12,128	12,337
Technicians	6,662	6,057	5,924
Administrative Staff	835	831	836

Total	19,833	19,016	19,097

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

Our employees participate in our profit distribution pursuant to our articles of incorporation. Employees are entitled to receive additional bonuses based on a certain percentage of our allocable surplus income. On February 25, 2026, our board of directors proposed an employee bonus in cash in the aggregate amount of NT$3,438.3 million (US$109.6 million) in relation to retained earnings in 2025.

Our employees are not covered by any collective bargaining agreements. We believe we have a good relationship with our employees.

E.	Share Ownership

As of March 31, 2026, each of our directors and executive officers held common shares and/or ADSs of UMC, either directly for their own account or indirectly as the representative of another legal entity on our board of directors, except for our independent directors Lih J. Chen, Jyuo-Min Shyu, Kuang Si Shiu, Wen-Hsin Hsu, Ling-Ling Wu and Su Lin Wang. As of March 29, 2026, our most recent record date, Hsun Chieh Investment Co., Ltd. held approximately 441 million of our common shares, representing approximately 3.51% of our issued and outstanding share capital; Silicon Integrated Systems Corp. held approximately 267 million of our common shares, representing approximately 2.12% of our issued and outstanding share capital; and Chairman Mr. Hung held approximately 60 million of our common shares, representing approximately 0.47% of our issued and outstanding share capital.

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

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of (i) March 29, 2026, our most recent record date, and (ii) as of certain record dates in each of the preceding two years, for (1) the shareholders known by us to beneficially own more than 2% of our common shares and (2) all directors and executive officers as a group. Beneficial ownership is determined in accordance with SEC rules.

	As of April 1, 2024	As of March 30, 2025	As of March 29, 2026
	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned	Number of common shares beneficially owned
Name of Beneficial Owner
Capital Tip Customized Taiwan Select High Dividend ETF	2.48%	6.16%	649,792,000	5.17%
Cathay Sustainability High Dividend ETF	1.13%	2.91%	542,128,000	4.31%
Hsun Chieh Investment Co., Ltd. (1)	3.52%	3.51%	441,371,000	3.51%
Yuanta/P-shares Taiwan Dividend Plus ETF	1.15%	2.42%	419,893,644	3.34%
Silicon Integrated Systems Corp.	2.13%	2.12%	266,580,424	2.12%
Directors and executive officers as a group	6.86%	6.85%	832,295,196	6.62%

(1)	36.49% owned by United Microelectronics Corporation as of March 31, 2026.

None of our major shareholders have different voting rights from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

For information regarding our common shares held or beneficially owned by persons in the United States, see “Item 9. The Offer and Listing—A. Offer and Listing Details—Market Information for Our American Depositary Shares” in this Annual Report.

B.	Related Party Transactions

From time to time we have engaged in certain transactions with our affiliates. The sales and purchase prices with related parties are determined through mutual agreement in reference to market conditions.

The following table shows our aggregate equity ownership interest, on a consolidated basis, in major related fabless design companies that we enter into transactions from time to time as of March 29, 2026.

Name	Ownership %
Silicon Integrated Systems Corp.	17.99
Faraday Technology Corp.	13.80

We provide foundry services to these fabless design companies and the sales price was determined through arms-length negotiation and mutual agreement in reference to market conditions. We generated total of NT$3,022 million, NT$3,611 million and NT$4,387 million (US$140 million) of our operating revenues in 2023, 2024 and 2025, respectively, from the provision of our foundry services to these two companies. For more information of related party transactions, please refer to Note 7 to our audited consolidated financial statements included in this Annual Report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of all financial statements filed as part of this Annual Report on Form 20-F.

Legal Proceedings

During the ordinary course of operations, we may encounter certain disputes arising from business transactions or contractual relationships. These matters are considered routine events in the ordinary course of business and are assessed and addressed in accordance with our internal control and compliance procedures. As of the date of this Annual Report, these disputes have not had any material adverse impact on our financial position or operating results, nor are there any other material litigation or non-litigation matters required to be disclosed by applicable laws and regulations.

Dividend Policy

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.” On May 31, 2023, our shareholders approved a cash dividend of NT$3.60 per common share for an aggregate of NT$45,017,096,342. On June 7, 2023, our board of directors resolved to adjust the cash dividend ratio to NT$3.60046348 per common share because the number of outstanding common shares had changed as a result of cancellation of Restricted Stock Awards. On May 30, 2024, our shareholders approved a cash dividend of NT$3.0 per common share for an aggregate of NT$37,587,101,925. On June 12, 2024, our board of directors resolved to adjust the cash dividend ratio to NT$3.00011747 per common share because the number of outstanding common shares had changed as a result of cancellation of Restricted Stock Awards.

On May 28, 2025, our shareholders approved a cash dividend of NT$2.85 per common share for an aggregate of NT$35,787,597,878. On June 4, 2025, our board of directors resolved to adjust the cash dividend ratio to NT$2.85016443 per common share because the number of outstanding common shares had changed as a result of cancellation of Restricted Stock Awards.

On February 25, 2026, our board of directors proposed dividends of NT$32,704,164,009 (approximately NT$2.60 per common share), which are expected to be approved at our annual general meeting on May 27, 2026.

The following table sets forth the cash dividends per share and stock dividends per share as a percentage of common shares outstanding paid during each of the years indicated in respect of common shares outstanding at the end of each such year, except as otherwise noted.

	Cash Dividend per Share	Stock Dividend per Share (1)	Total Number of Common Shares Issued as Stock Dividend	Number of Outstanding Common Shares at Year End
	NT$	NT$
2023	3.60046348	—	—	12,529,822,160
2024	3.00011747	—	—	12,560,716,404
2025	2.85016443	—	—	12,588,156,344

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

As of March 31, 2026, there were a total of 149,782,816 ADSs listed on the NYSE. With certain limited exceptions, holders of common shares who are not R.O.C. persons are required to hold these common shares through a brokerage or custodial account in the R.O.C. As of March 31, 2026, 748,914,080 common shares were registered in the name of a nominee of JPMorgan Chase & Co., the depositary under the deposit agreement. JPMorgan Chase & Co. has advised us that, as of March 31, 2026, 149,765,625 ADSs representing these 748,828,125 common shares were held of record by Cede & Co., and 17,191 ADSs were held by U.S. registered shareholders. We have no further information as to common shares held or beneficially owned by U.S. persons.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal trading markets for our common shares are the Taiwan Stock Exchange and the New York Stock Exchange (NYSE), on which our common shares trade in the form of ADSs. See also “—A. Offer and Listing Details” for more details.

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

Directors

The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our business. As of March 31, 2026, our board of directors consisted of nine directors, out of which six are independent directors. In the annual general meeting held on June 11, 2007, we amended our articles of incorporation to abolish the managing director mechanism. In the annual general meeting held on June 13, 2008, we amended our articles of incorporation to introduce the mechanism of an audit committee. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years, and our directors are elected by our shareholders by means of cumulative voting. The amendment to our articles of incorporation on June 11, 2007 also adopts a nomination system which provides that holders of one percent or more of the issued and outstanding shares of our company would be entitled to submit a roster of candidates to be considered for nomination to our company’s board of directors at an annual general meeting involving the election of directors. Pursuant to the R.O.C. Company Act, entity that owns our common shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our shareholder may designate its representative to be elected as our director on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. As of March 31, 2026, two of our nine directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

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

Common Shares

As of December 31, 2025, our authorized share capital was NT$260 billion, divided into 26 billion common shares, of which 12,588,156,344 common shares were issued and outstanding. All common shares presently issued are fully paid and in registered form, and existing shareholders are not subject to any capital calls. We do not have any outstanding warrants or option to purchase our common shares.

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

Effective Date of Equity Based Compensation: October 8, 2024

Effective Date of Share Distribution: December 5, 2024

Equity Based Compensation Shares: 32.9560 million shares

Effective Date of Share Distribution: December 5, 2025

Equity Based Compensation Shares: 32.8780 million shares

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

At an annual ordinary shareholders’ meeting, our board of directors submits to the shareholders for their approval proposals for the distribution of dividends or the making of any other distribution to shareholders from our net income or reserves for the preceding fiscal year. Dividends are paid to shareholders proportionately. Dividends may be distributed either in cash or in common shares or a combination of cash and shares, as determined by the shareholders at such meeting. Previously, the employee bonus and directors’ remuneration were categorized as “profit sharing” items and were calculated and distributed based on earnings after tax basis. However, according to Articles 235 and 235-1 of the R.O.C. Company Act, both amended and added on May 20, 2015, employee bonus and directors’ remuneration shall no longer be a profit-sharing item but shall be calculated based on earnings before tax and distributed as “expenses.” Our articles of incorporation currently in effect, provide that where we make profits before tax for the annual financial year, subject to a board resolution adopted by majority consent at a meeting with at least two-thirds of our directors’ present, we shall appropriate (i) no less than 5% of such annual profits before tax as employee bonus, of which no less than 30% shall be allocated to entry-level employees, and (ii) a maximum of 0.2% as directors’ remuneration. The employees eligible for the distribution include our employees and employees of our subsidiaries and the form of employee bonus may be made in stock or cash. The qualifications of such employees are to be determined by our board of directors. Notwithstanding the foregoing, if we have accumulated losses from previous years, we shall set aside the amount of such accumulated losses prior to the allocation of the employee bonus and the above directors’ remuneration. For the purpose of calculation of the above employee bonus and the directors’ remuneration, such “annual profits before tax” shall be without giving effect of the deduction and distribution of such employee bonus and the directors’ remuneration.

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

We have from time to time announced plans, none of which was binding on us, to buy back up to a fixed amount of our common shares on the Taiwan Stock Exchange at the price range set forth in the plans disclosed in “Item 16E—Purchase Of Equity Securities By The Issuer And Affiliated Purchasers.” We may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our common shares. Historically, we have cancelled some of the repurchased common shares and transferred some of the repurchased common shares to our employees as employee compensation. From June 8, 2020 through August 7, 2020, we purchased 105 million of our common shares on the Taiwan Stock Exchange at an average price of NT$15.98 per share to transfer to our employees as employee compensation. During 2023, 2024, and 2025, we did not purchase any of our common shares, and transfer such common shares that we repurchased under these plans to our employees as employee compensation.

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

There are no limitations on the rights to own the company’s shares, including the right of foreign shareholders to hold or exercise voting rights on the shares.

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

Contract Type	Contracted Party	Contract Period	Key Content	Restrictive Clause

Patent cross-license	International Business Machines Corporation	Jun. 25, 2009~ Jun. 30, 2029	Patent cross-licensing for semiconductor process, semiconductor device and semiconductor design.	None

Technology license	International Business Machines Corporation	From Jun. 29, 2012	IBM licensed its 20nm CMOS and FinFET technology to UMC.	None

Patent license	Conversant Intellectual Property Management Inc. & Conversant IP (Taiwan) Inc.	From Feb. 08, 2018	License for specific patents.	None

Patent cross-license	International Business Machines Corporation	Jun. 13, 2013~ Dec. 30, 2035	Patent cross-license for semiconductor process, semiconductor device and semiconductor design.	None

Technology license	Hejian Technology (Suzhou) Co., Ltd.	Jul. 11, 2013~ Jul. 10, 2028	UMC licensed its 0.13um process technology to Hejian Technology (Suzhou) Co., Ltd.	UMC signed and implemented the contract in accordance with the scope approved by the Department of Investment Review, Ministry of Economic Affairs.

Patent cross-license	Katana Silicon Technologies, LLC	From Nov. 05, 2019	License for specific patents.	None

Technology license	United Semiconductor (Xiamen) Co., Ltd.	Apr. 01, 2017~ Mar. 31, 2032	UMC licensed its 28nm process technology to United Semiconductor (Xiamen) Co., Ltd.	UMC signed and implemented the contract in accordance with the scope approved by the Department of Investment Review, Ministry of Economic Affairs.

Technology license	United Semiconductor (Xiamen) Co., Ltd.	Nov. 23, 2018~ Nov. 22, 2028	UMC licensed its 80/90nm process technology to United Semiconductor (Xiamen) Co., Ltd.	UMC signed and implemented the contract in accordance with the scope approved by the Department of Investment Review, Ministry of Economic Affairs.

Patent cross-license	Polaris Innovation Limited	From Mar. 20, 2020	License for specific patents.	None

Construction

Contract Type	Contracted Party	Contract Date	Key Content	Restrictive Clause

Construction	L&K Engineering Co., Ltd., Mega Union Technology Inc. and others.	From Jan. 2021	For building the facilities of Fab 12A in the Southern Taiwan Science Park, UMC signed construction contracts with the vendors including but not limited to those major vendors listed in the second column. The total contracted amount exceeded NT$6.8 billion.	None

Construction	ECOVE Environment Services Corporation	From Jan. 2023	For building the solvent treatment facilities of Fab 12A in the Southern Taiwan Science Park, UMC signed construction contracts with the vendor listed in the second column. The total contracted amount exceeded NT$683 million.	None

Construction	Gang-Wei Construction Ltd.	From Feb. 2023	For building the facilities of Fab 12A in the Southern Taiwan Science Park, UMC signed construction contracts with the vendor listed in the second column. The total contracted amount exceeded NT$905 million.	None

Construction	Gang-Wei Construction Ltd.	From Jun. 2022	For building the facilities of Fab 12A P5/6 WH in the Southern Taiwan Science Park, UMC signed construction contracts with the vendor listed in the second column. The total contracted amount exceeded NT$697 million.	None

Construction	Liying Environmental Protection Technology Co., Ltd. ECOVE Environment Services Corporation	From Apr. 2024	For building the sludge treatment and waste solvent treatment facilities of Fab 12A in the Southern Taiwan Science Park, UMC signed construction contracts with the vendor listed in the second column. The total contracted amount exceeded NT$603 million.	None

Other Agreements

Contract Type	Contracted Party	Contract Date	Key Content	Restrictive Clause

Other	Chenya Power Co., Ltd., Holdgood Energy Co., Ltd.	From Jan. 2024	For procuring the solar photovoltaic systems, UMC signed construction contracts with the vendors listed in the second column. The total contracted amount exceeded NT$5.39 billion.	None

Other	Fengmiao Wind Power Co., Ltd.	From Dec. 2024	For procuring the offshore wind power, UMC signed contracts with the vendors listed in the second column.	None

D.	Exchange Controls

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

Depositary Receipts

In April 1992, the R.O.C. Securities and Futures Bureau, or the R.O.C. SFB (the predecessor of the R.O.C. FSC), began allowing R.O.C. companies listed on the Taiwan Stock Exchange to sponsor the issuance and sale of depositary receipts evidencing depositary shares. Notifications for these issuances are still required. In December 1994, the Ministry of Finance began allowing companies whose shares are traded on the Taipei Exchange to sponsor the issuance and sale of depositary receipts evidencing depositary shares. On October 24, 2002, the R.O.C. SFB began allowing public companies that are not listed on the Taiwan Stock Exchange or the Taipei Exchange to sponsor the issuance and sale of depositary receipts by way of private placements outside the R.O.C.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or PFIC, for 2025 and we do not expect to become one in the foreseeable future, although there can be no assurance in this regard.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The following table provides information as of December 31, 2025 on our market risk sensitive financial instruments.

	As of December 31, 2025
	Carrying Amount	Fair Amount

	(in NT$ millions)
Time Deposits	90,501	90,501
Accounts Receivable (denominated in foreign currency)	22,425	22,425
Accounts Payable (denominated in foreign currency)	4,735	4,735
Bonds Payable	50,228	50,254
Long-term Loans	14,332	14,332

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The tables below provide information of our company as of December 31, 2025 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Dates					As of December 31, 2025
	2026	2027	2028	2029	2030 and thereunder	Total	Fair Value

	(in millions, except percentages)
Time Deposits:
Fixed Rate (US$)	556					556	556
Average Interest Rate	3.39%					3.39%	3.39%
Fixed Rate (NT$)	15,070					15,070	15,070
Average Interest Rate	1.53%					1.53%	1.53%
Short-term Loans:
Variable Rate (NT$)	8,409					8,409	8,409
Average Interest Rate	1.96%					1.96%	1.96%
Unsecured Long-term Loans:
Variable Rate (NT$)	1,705	1,900	4,670	2,055	1,362	11,692	11,692
Average Interest Rate	1.86%	1.87%	1.87%	1.88%	1.96%	1.88%	1.88%
Secured Long-term Loans:
Variable Rate (NT$)	107	97	89	39	51	383	383
Average Interest Rate	2.67%	2.36%	2.27%	1.66%	1.66%	2.26%	2.26%
Variable Rate (RMB¥)	270	230				500	500
Average Interest Rate	2.34%	2.34%				2.34%	2.34%
Bonds:
Unsecured (NT$)	5,500					5,500	5,479
Fixed Rate	0.57%					0.57%	0.57%
Unsecured (NT$)	5,000					5,000	4,957
Fixed Rate	0.63%					0.63%	0.63%
Unsecured (NT$)			2,000			2,000	2,000
Fixed Rate			0.63%			0.63%	0.63%
Unsecured (NT$)					2,100	2,100	2,100
Fixed Rate					0.68%	0.68%	0.68%
Unsecured (NT$)			10,000			10,000	9,991
Fixed Rate			1.62%			1.62%	1.62%
Unsecured (NT$)					2,000	2,000	2,016
Fixed Rate					1.94%	1.94%	1.94%
Unsecured (NT$)					3,200	3,200	3,200
Fixed Rate					1.99%	1.99%	1.99%
Unsecured (NT$)			5,000			5,000	5,000
Fixed Rate			1.80%			1.80%	1.80%
Unsecured (NT$)			5,000			5,000	5,000
Fixed Rate			1.70%			1.70%	1.70%
Unsecured (NT$)			2,300			2,300	2,300
Fixed Rate			1.55%			1.55%	1.55%
Unsecured (NT$)					2,500	2,500	2,500
Fixed Rate					1.6%	1.6%	1.6%

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

As of December 31, 2025, we had US$22 million outstanding in foreign currency forward contracts to sell U.S. dollars against NT dollars.

	Expected Maturity Dates						As of December 31, 2025
	2026		2027	2028	2029	2030 and thereunder	Total		Fair Value
	(in millions, except exchange rates)
Foreign Currency Forward Contracts:
Sell US$ against NT$
Contract Amount	US$	22					US$	22	(US$	0.653)
Average Contractual Exchange Rate	US$	1=NT$31.447					US$	1=NT$31.447

We believe we do not have material market risk as of December 31, 2025.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

In addition, an ADS holder shall be responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

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

Depositary Payments

In 2025, pursuant to the terms of the deposit agreement, we received reimbursement of US$2.5 million from JPMorgan Chase & Co., the depositary for our ADR program. The reimbursement was to cover our expense related to ADR program, including:

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

Disclosure Controls and Procedures

For the period ended on December 31, 2025, an evaluation has been performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or the COSO criteria, as amended regularly. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025 based on the COSO criteria. Our independent registered public accounting firm, Ernst & Young, has issued an attestation report with unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2025, which is included immediately following this report.

Changes in Internal Control over Financial Reporting

During 2025, there was no material change to our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

See below.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of United Microelectronics Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited United Microelectronics Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, United Microelectronics Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 30, 2026 expressed an unqualified opinion thereon.

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

April 30, 2026

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

	Years ended December 31,
	2024	2025
	NT$	NT$	US$
	(in thousands)
Audit Fees (1)	71,068	80,782	2,575
Audit-related Fees (2)	6,013	1,619	52
Tax Fees (3)	4,448	4,862	155

Total	81,529	87,263	2,782

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

Equity Compensation Plans. The NYSE listing standards also require that a company’s shareholders must approve equity compensation plans. Under the corresponding requirements in the R.O.C. Company Act and the R.O.C. Securities Exchange Act, shareholders’ approval is required for the distribution of employee bonuses in the form of stock, while the board of directors has authority, subject to the approval of the R.O.C. SFB, to approve employee stock option plans and to grant options to employees pursuant to such plans and also has authority to approve share buy-back programs for the purpose of selling common shares so purchased to employees and the sale of such common shares to employees pursuant to such programs. We intend to continue to follow only the R.O.C. requirements.

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
We engage third parties in connection with such information security risk management processes. We have strengthened our information security process and cybersecurity risk management by introducing information security management system certifications, such as ISO27001 and ISO15408 to reduce security risks and production anomalies. Continuous improvement is carried out through annual recertification audits by third parties. We also engage third parties to conduct regular penetration tests and implement reinforcements and repairs to reduce information security risks.
We have established processes to oversee and identify risks from cybersecurity threats associated with the use of any third-party service provider. We have also built a comprehensive multi-layered defense mechanism including firewall, intrusion detection, antivirus system, vulnerability scanning, patch management procedure and penetration testing. While using third-party services, we have implemented information security and cybersecurity management measures, including encrypting data and tracing logs, to achieve effective information protection.
The risks from cybersecurity threats may not only expose the Company to the risks of data leakage and ransom threats, but may also interrupt the production system, causing serious operating losses or even damaging the reputation of the Company. In response to previous cybersecurity incidents and potential cyber-attacks, we have enhanced cybersecurity protection mechanisms such as upgrading the antivirus software with behavior-based detection capability and implemented strict information device in/out management to minimize potential impact. We have also maintained information security insurance since 2019 as one of the measures to mitigate information security risks. In addition, we joined SEMICON TAIWAN cybersecurity committee as part of our corporate responsibility as a local enterprise.
Governance
Our information security and cybersecurity policy, which applies to us and our subsidiaries, is based on the following principles: (i) establishing information security management systems that comply with regulations, international standards, and customer requirements, and continuously improving security measures; (ii) developing an information security culture and enhancing employee awareness to ensure that everyone understands their responsibilities and actively participates in security practices; (iii) protecting the confidentiality, integrity, and availability of information belonging to us and our customers; (iv) implementing multi-layered defense measures, monitoring and responding to information security threats in real time, and providing a secure production environment; (v) strengthening information security incident response plans and procedures to ensure business continuity; and (vi) requiring third parties (suppliers) to meet our information security standards. The primary information security and cybersecurity objectives focus on antivirus, anti-intrusion and anti-leakage through the establishment of multiple internal controls such as firewalls, intrusion detection and antivirus systems to enhance our ability to defend against external attacks and protect internal confidential information. For our written information security and cybersecurity policy, please refer to our website:
http://www.umc.com/en/Html/information_security_risk_management
.
The EISC is responsible for implementing our information security management plan, establishing and maintaining the information security management system, and coordinating the formulation of and compliance with related policies. The EISC’s management objectives include assessing, identifying and managing material risks from cybersecurity threats, and overseeing the prevention, detection, mitigation and remediation of cybersecurity incidents through a multi-layered information security protection mechanism. The Information Security Technology task force members of the EISC have relevant expertise in information security, such as network management, system management, database management, application development and information security protection.
The Senior Vice President, Mr. TS Wu, who manages the Digital Function organization, serves as the Chief Information Security Officer (CISO) of the EISC, and is responsible for establishing and maintaining the information security and cybersecurity strategies and processes that protect information assets.
The EISC holds semiannual meetings to review information security risks, as well as the measures and strategies we have adopted, to ensure the adequacy, suitability and effectiveness of our information security management system. The EISC reports to the board of directors annually on the effectiveness of the information security strategy. Our independent director, Dr. Jyuo-Min Shyu, who has relevant experience in information security, oversees and regularly reviews our information security and cybersecurity strategies.
In 2025, we did not identify any material risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that materially affected or were reasonably likely to materially affect our business strategy, results of operation or financial condition. Despite our efforts, we cannot eliminate all risks from cybersecurity threats or provide assurances that we have not experienced any undetected cybersecurity incidents.

8
6

PART III.

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS
The following is a list of the audited consolidated financial statements and report of independent registered public accounting firm included in this Annual Report beginning on page
F-1.

8
8

ITEM 19	EXHIBITS

Exhibit Number	Description of Exhibits

*1.1	Articles of Incorporation of the Company as last amended on May 28, 2025 (English Translation)

2.1	Amended and Restated Deposit Agreement by and among the Company, JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder dated as of October 21, 2009(1)

2.2	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement among the Company, JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (2)

2.3	Form of Amendment No. 2 to the Amended and Restated Deposit Agreement among the Company, JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder(3)

2.4	Description of Securities Registered Under Section 12 of the Exchange Act (15)

4.1	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan Section, No. 20-22, Hsinchu, Taiwan, R.O.C., the site of Fab 6A (in Chinese with English summary translation)(4)(P)

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8A and United Tower (in Chinese with English summary translation)(5)(P)

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8C (in Chinese with English summary translation)(6)(P)

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of first phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8D (in Chinese with English summary translation)(7)(P)

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, third section of second phase, Hsinchu, Taiwan, R.O.C., the site of Fab 8E (in Chinese with English summary translation)(8)(P)

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Gin-Shan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8F (in Chinese with English summary translation)(9)(P)

4.7	Lease Agreement with Southern Taiwan Science Park Administration in relation to government-owned land located at Southern Taiwan Science Park, Tainan, Taiwan, R.O.C., the site of Fab 12A (in Chinese with English summary translation)(10)(P)

4.8	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Ko-Kuan section, Hsinchu, Taiwan, R.O.C., the site of Fab 8S (in Chinese with English summary translation)(11)

4.9	Lease Agreement with JTC Corporation in relation to land located at Pasir Ris Wafer Fab Park, Singapore, the site of Fab12i (summary)(12)

Exhibit Number	Description of Exhibits

*8.1	List of Significant Subsidiaries of United Microelectronics Corporation

11.1	Code of Ethics for Directors and Officers(13)

11.2	Employee Code of Conduct(14)

11.3	Policies and Procedures for Refraining from Insider Trading(17)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

**13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation(16)

*101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

*101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

*104	Cover page formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith.
**	Furnished herewith.
(1)	Incorporated by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-162437) filed with the SEC on October 13, 2009.
(2)	Incorporated by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (File No. 333-172990) filed with the SEC on April 12, 2017.
(3)	Incorporated by reference to Exhibit (a)(3) to our Registration Statement on Form F-6 (File No. 333-172990) filed with the SEC on August 1, 2022.
(4)	Incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the SEC on May 9, 2007.
(5)	Incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-12444) filed with the SEC on August 28, 2000, as amended.
(6)	Incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-12444) filed with the SEC on August 28, 2000, as amended.
(7)	Incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-12444) filed with the SEC on August 28, 2000, as amended.
(8)	Incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-12444) filed with the SEC on August 28, 2000, as amended.
(9)	Incorporated by reference to Exhibit 10.11 to our Registration Statement on F-1 (File No. 333-12444) filed with the SEC on August 28, 2000, as amended.
(10)	Incorporated by reference to Exhibit 10.12 to our Registration Statement on F-1 (File No. 333-12444) filed with the SEC on August 28, 2000, as amended.
(11)	Incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the SEC on May 9, 2007.

(12)	Incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-15128) filed with the SEC on May 9, 2007.
(13)	Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the SEC on March 25, 2005.
(14)	Incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the SEC on May 26, 2006.
(15)	Incorporated by reference to Item 12.D. in this Annual Report on Form 20-F for the fiscal year ended December 31, 2025.
(16)	Incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-15128) filed with the SEC on April 25, 2024.
(17)	Incorporated by reference to Exhibit 11.3 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-15128) filed with the SEC on April 24, 2025.

(P) Paper exhibits

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

UNITED MICROELECTRONICS CORPORATION

By:	/s/ Chitung Liu
Name: Chitung Liu
Title: Chief Financial Officer and Senior Vice President

Date: April 30, 2026

United Microelectronics Corporation and Subsidiaries
Consolidated Financial Statements for years ended December 31, 2023, 2024 and 2025
Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of United Microelectronics Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2026 expressed an unqualified opinion thereon.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates
.

Valuation for Slow-Moving Inventories

Description of the Matter
As of December 31, 2025, the Company’s net inventories amounted to NT$37,228 million. As the semiconductor industry is characterized by rapid changes in technology, management has to evaluate and estimate a reserve for slow-moving inventories that are expected to be written-off
or otherwise disposed of at a future date.

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
Taipei, Taiwan
Republic of China
April 30, 2026

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and 2025
(Expressed in Thousands, Except for Par Value)

		As of December 31,
	Notes	2024	2025
		NT$	NT$	US$
Assets
Current assets
Cash and cash equivalents	4, 6(1)	105,000,226	110,660,052	3,527,576
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	606,018	568,521	18,123
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	5,893,377	4,630,441	147,607
Financial assets measured at amortized cost, current	4, 6(4)	3,739,224	12,506,177	398,667
Contract assets, current	4, 6(21)	625,713	705,398	22,486
Accounts receivable, net	4, 6(5)	32,723,426	30,772,159	980,942
Accounts receivable-related parties, net	4, 7	620,013	502,149	16,007
Other receivables	4, 7	1,651,494	2,457,085	78,326
Current tax assets	4	83,944	66,443	2,118
Inventories, net	4, 5, 6(6)	35,782,464	37,228,383	1,186,751
Other current assets	6(21)	2,951,985	4,686,450	149,393

Total current assets		189,677,884	204,783,258	6,527,996

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2)	17,850,914	17,585,395	560,580
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	11,315,951	9,144,308	291,499
Investments accounted for under the equity method	4, 6(7), 7	33,274,869	36,869,092	1,175,298
Property, plant and equipment	4, 6(8), 8	279,059,037	271,395,296	8,651,428
Right-of-use assets	4, 6(9), 8	8,039,015	7,476,034	238,318
Intangible assets	4, 6(10), 7	4,154,315	4,742,876	151,191
Deferred tax assets	4, 6(26)	5,224,503	8,575,316	273,360
Prepayment for equipment		4,932,505	1,162,218	37,049
Refundable deposits	8	1,992,400	1,643,661	52,396
Other noncurrent assets	6(21)	4,647,562	3,897,409	124,240

Total non-current assets		370,491,071	362,491,605	11,555,359

Total assets		560,168,955	567,274,863	18,083,355

Liabilities and Equity
Current liabilities
Short-term loans	6(11), 6(28)	8,515,000	8,408,772	268,051
Financial liabilities at fair value through profit or loss, current	4, 6(12)	901,000	57,163	1,822
Contract liabilities, current	4, 6(21)	2,200,561	2,580,789	82,269
Accounts payable		7,633,427	9,169,828	292,312
Other payables	4, 6(20), 6(22), 7	24,103,882	24,447,427	779,325
Payables on equipment		10,522,489	11,680,298	372,340
Current tax liabilities	4	5,504,166	5,511,325	175,688
Lease liabilities, current	4, 6(9), 6(28)	636,357	624,825	19,918
Current portion of long-term liabilities	4, 6(13), 6(14), 6(28)	10,994,998	19,188,041	611,668
Other current liabilities	4, 6(16), 6(17), 6(18), 6(28)	6,387,463	7,858,719	250,517

Total current liabilities		77,399,343	89,527,187	2,853,910

Non-current liabilities
Contract liabilities, noncurrent	4, 6(21)	459,620	1,787,375	56,977
Bonds payable	4, 6(13), 6(28)	24,584,979	34,071,144	1,086,106
Long-term loans	6(14), 6(28)	30,948,500	11,300,910	360,246
Deferred tax liabilities	4, 6(26)	8,118,251	12,215,437	389,399
Lease liabilities, noncurrent	4, 6(9), 6(28)	5,782,659	5,376,021	171,375
Net defined benefit liabilities, noncurrent	4, 6(15)	1,432,249	866,219	27,613
Guarantee deposits	6(28)	41,953,360	39,805,928	1,268,917
Other noncurrent liabilities	4, 6(16), 6(18)	3,783,283	6,412,470	204,414

Total non-current liabilities		117,062,901	111,835,504	3,565,047

Total liabilities		194,462,244	201,362,691	6,418,957

Commitments and contingencies	9
Equity attributable to the parent company
Capital	4, 6(19)
Common stock - NT$10 par value		125,607,164	125,881,563	4,012,801
Authorized: 26,000,000 thousand shares
Issued: 12,560,716 thousand shares as of December 31, 2024
Issued: 12,588,156 thousand shares as of December 31, 2025
Additional paid-in capital	4, 6(19), 6(20)
Premiums		4,960,958	5,200,426	165,777
Treasury stock transactions		9,067,812	9,810,771	312,744
Transactions with noncontrolling interests		3,150,745	3,235,687	103,146
Share-based payment		1,877,097	1,977,084	63,025
Other		20,858	20,959	668
Retained earnings	6(19)
Legal reserve		36,727,862	41,466,099	1,321,839
Unappropriated earnings		184,233,181	184,173,477	5,871,007
Other components of equity	4, 6(20)
Exchange differences on translation of foreign operations		915,373	(4,435,016)	(141,378)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		10,684,860	10,420,370	332,176
Unearned employee compensation		(1,992,034)	(2,122,645)	(67,665)
Treasury stock	4, 6(19)	(9,803,778)	(9,803,778)	(312,521)

Total equity attributable to the parent company		365,450,098	365,824,997	11,661,619

Non-controlling interests	6(19)	256,613	87,175	2,779

Total equity		365,706,711	365,912,172	11,664,398

Total liabilities and equity		560,168,955	567,274,863	18,083,355

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2023, 2024 and 2025
(Expressed in Thousands, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2023	2024	2025
		NT$	NT$	NT$	US$
Operating revenues	4, 6(21), 7	222,533,000	232,302,584	237,553,199	7,572,623
Operating costs	4, 6(6), 6(10), 6(15), 6(20), 6(21), 6(22), 7	(144,789,162)	(156,648,504)	(168,646,700)	(5,376,050)

Gross profit		77,743,838	75,654,080	68,906,499	2,196,573

Operating expenses	4, 6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(3,225,154)	(2,701,483)	(2,433,447)	(77,573)
General and administrative expenses		(7,477,037)	(7,117,416)	(6,791,899)	(216,509)
Research and development expenses		(13,283,830)	(15,616,039)	(17,724,752)	(565,022)
Expected credit impairment gains		130,518	69,519	2,408	77

Subtotal		(23,855,503)	(25,365,419)	(26,947,690)	(859,027)

Net other operating income and expenses	4, 6(16), 6(23)	4,002,326	1,323,909	1,989,879	63,433

Operating income		57,890,661	51,612,570	43,948,688	1,400,979

Non-operating income and expenses
Interest income	4	4,853,124	3,670,218	2,278,551	72,635
Other income	4	1,773,498	1,253,376	2,457,203	78,330
Other gains and losses	4, 6(24)	223,096	(302,704)	925,211	29,492
Finance costs	6(24)	(1,570,374)	(1,756,100)	(1,602,065)	(51,070)
Share of profit or loss of associates and joint ventures	4, 6(7)	4,307,614	1,238,628	657,163	20,949
Bargain purchase gain in acquisition of equity investee	4, 6(7)	494,001	—	—	—
Exchange gain, net	4	478,784	1,328,832	—	—
Exchange loss, net	4	—	—	(583,084)	(18,587)

Subtotal		10,559,743	5,432,250	4,132,979	131,749

Income from continuing operations before income tax		68,450,404	57,044,820	48,081,667	1,532,728
Income tax expense	4, 6(26)	(8,311,270)	(8,370,194)	(7,902,854)	(251,924)

Net income		60,139,134	48,674,626	40,178,813	1,280,804

Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	4, 6(15)	402,234	188,451	145,103	4,625
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4	5,530,359	(539,327)	(3,423,919)	(109,146)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		1,610,116	301,134	3,090,371	98,514
Income tax related to items that will not be reclassified subsequently	4, 6(26)	(414,395)	16,216	29,772	949

Subtotal		7,128,314	(33,526)	(158,673)	(5,058)

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(2,386,278)	8,902,745	(5,848,451)	(186,435)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		(74,418)	323,374	(17,319)	(552)
Income tax related to items that may be reclassified subsequently	4, 6(26)	390,428	129,000	515,359	16,428

Subtotal		(2,070,268)	9,355,119	(5,350,411)	(170,559)

Total other comprehensive income (loss)		5,058,046	9,321,593	(5,509,084)	(175,617)

Total comprehensive income		65,197,180	57,996,219	34,669,729	1,105,187

Net income (loss) attributable to:
Shareholders of the parent		59,688,950	48,779,300	40,360,314	1,286,590
Non-controlling interests		450,184	(104,674)	(181,501)	(5,786)

		60,139,134	48,674,626	40,178,813	1,280,804

Comprehensive income (loss) attributable to:
Shareholders of the parent		64,747,010	58,100,817	34,851,252	1,110,974
Non-controlling interests		450,170	(104,598)	(181,523)	(5,787)

		65,197,180	57,996,219	34,669,729	1,105,187

Earnings per share (NTD)	4, 6(27)
Earnings per share-basic		4.92	4.01	3.30	0.11

Earnings per share-diluted		4.82	3.94	3.27	0.10

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

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended December 31, 2025
(Expressed in Thousands)

	Equity Attributable to the Parent Company
	Capital		Retained Earnings		Other Components of Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non-Controlling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2025	125,607,164	19,077,470	36,727,862	184,233,181	915,373	10,684,860	(1,992,034)	(9,803,778)	365,450,098	256,613	365,706,711
Appropriation and distribution of 2024 retained earnings
Legal reserve	—	—	4,738,237	(4,738,237)	—	—	—	—	—	—	—
Cash dividends	—	—	—	(35,787,598)	—	—	—	—	(35,787,598)	—	(35,787,598)
Net income (loss) for the year ended December 31, 2025	—	—	—	40,360,314	—	—	—	—	40,360,314	(181,501)	40,178,813
Other comprehensive income (loss) for the year ended December 31, 2025	—	—	—	126,404	(5,350,389)	(285,077)	—	—	(5,509,062)	(22)	(5,509,084)

Total comprehensive income (loss)	—	—	—	40,486,718	(5,350,389)	(285,077)	—	—	34,851,252	(181,523)	34,669,729

Share-based payment transaction	274,399	339,245	—	—	—	—	(130,611)	—	483,033	1,428	484,461
Share of changes in net assets of associates and joint ventures accounted for using equity method	—	84,641	—	(20,587)	—	20,587	—	—	84,641	—	84,641
Changes in subsidiaries’ ownership	—	18,172	—	—	—	—	—	—	18,172	(11,826)	6,346
Adjustments due to reciprocal stockholdings held by subsidiaries and associates	—	742,959	—	—	—	—	—	—	742,959	—	742,959
Non-Controlling Interests	—	—	—	—	—	—	—	—	—	22,483	22,483
Others	—	(17,560)	—	—	—	—	—	—	(17,560)	—	(17,560)

Balance as of December 31, 2025	125,881,563	20,244,927	41,466,099	184,173,477	(4,435,016)	10,420,370	(2,122,645)	(9,803,778)	365,824,997	87,175	365,912,172

Balance as of December 31, 2025 (In Thousands of US$)	4,012,801	645,360	1,321,839	5,871,007	(141,378)	332,176	(67,665)	(312,521)	11,661,619	2,779	11,664,398

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023, 2024 and 2025
(Expressed in Thousands)

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income before tax	68,450,404	57,044,820	48,081,667	1,532,728
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	37,757,556	45,472,102	56,427,377	1,798,769
Amortization	2,726,481	2,695,564	2,831,540	90,263
Expected credit impairment gains	(130,518)	(69,519)	(2,408)	(77)
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	40,553	320,956	(707,129)	(22,542)
Interest expense	1,473,729	1,678,702	1,529,063	48,743
Interest income	(4,853,124)	(3,670,218)	(2,278,551)	(72,635)
Dividend income	(1,773,498)	(1,202,714)	(2,412,092)	(76,892)
Share-based payment	1,031,896	788,849	491,280	15,661
Share of profit of associates and joint ventures	(4,307,614)	(1,238,628)	(657,163)	(20,949)
Gain on disposal of property, plant and equipment	(268,293)	(72,402)	(99,178)	(3,161)
Gain on disposal of subsidiary	—	(352)	—	—
Loss (gain) on disposal of investments accounted for under the equity method	(163,395)	2,093	(218,088)	(6,952)
Exchange loss (gain) on financial assets and liabilities	85,353	1,331,907	(991,422)	(31,604)
Bargain purchase gain in acquisition of equity investee	(494,001)	—	—	—
Gain on lease modification	(113)	(8,599)	(5,810)	(185)
Amortization of deferred government grants	(2,663,843)	(841,091)	(1,520,370)	(48,466)

Income and expense adjustments	28,461,169	45,186,650	52,387,049	1,669,973
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	1,945,525	(543,068)	(64,981)	(2,071)
Contract assets	(381,105)	110,439	(77,325)	(2,465)
Accounts receivable	7,201,939	(3,269,237)	1,830,841	58,363
Other receivables	(526,223)	662,553	(232,703)	(7,418)
Inventories	(4,944,756)	365,305	(1,825,652)	(58,197)
Other current assets	939,912	192,256	(400,467)	(12,766)
Contract fulfillment costs	(164,316)	303,311	(600,892)	(19,155)
Contract liabilities	(267,858)	(599,528)	1,751,842	55,844
Accounts payable	(1,341,114)	14,590	1,612,124	51,390
Other payables	(5,683,081)	(1,173,347)	70,370	2,243
Other current liabilities	1,470,483	1,056,250	469,989	14,982
Net defined benefit liabilities	(262,084)	(584,384)	(420,927)	(13,418)
Other noncurrent liabilities	(89,593)	(4,947)	(3,086)	(98)

Cash generated from operations	94,809,302	98,761,663	102,577,849	3,269,935
Interest received	4,579,972	4,151,879	2,276,904	72,582
Dividend received	3,649,805	2,274,607	2,387,240	76,100
Interest paid	(1,027,500)	(1,339,730)	(1,017,112)	(32,423)
Income tax paid	(16,011,870)	(9,976,377)	(6,360,694)	(202,764)

Net cash provided by operating activities	85,999,709	93,872,042	99,864,187	3,183,430

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(1,182,248)	(1,894,858)	(625,538)	(19,941)
Proceeds from disposal of financial assets at fair value through profit or loss	525,237	989,051	633,226	20,186
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	—	—	160,659	5,121
Acquisition of financial assets at fair value through other comprehensive income	—	(64,694)	(150,000)	(4,782)
Acquisition of financial assets measured at amortized cost	(6,296,321)	(4,167,692)	(14,975,561)	(477,385)
Proceeds from redemption of financial assets measured at amortized cost	678,907	6,702,256	6,712,587	213,981
Acquisition of investments accounted for under the equity method	—	(533,973)	—	—
Proceeds from disposal of investments accounted for under the equity method	293,266	—	—	—
Proceeds from capital reduction of investments accounted for under the equity method	1,303,106	1,601,874	574,997	18,330
Increase in prepayment for investments	—	(7,135)	—	—
Acquisition of subsidiary (net of cash acquired)	—	—	(19,441)	(620)
Disposal of subsidiary	—	(196,009)	—	—
Acquisition of property, plant and equipment	(91,473,668)	(88,543,595)	(47,744,896)	(1,521,992)
Proceeds from disposal of property, plant and equipment	323,385	120,939	128,837	4,107
Increase in refundable deposits	(44,100)	(769,153)	(243,393)	(7,759)
Decrease in refundable deposits	83,856	1,519,269	317,322	10,116
Acquisition of intangible assets	(2,546,516)	(2,799,420)	(2,988,751)	(95,274)
Government grants related to assets acquisition	591,086	2,131,264	5,097,841	162,507
Increase in other noncurrent assets	(42,532)	(29,227)	(32,357)	(1,031)
Decrease in other noncurrent assets	—	—	36	1

Net cash used in investing activities	(97,786,542)	(85,941,103)	(53,154,432)	(1,694,435)

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023, 2024 and 2025
(Expressed in Thousands)

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase in short-term loans	29,120,960	30,683,900	18,823,523	600,048
Decrease in short-term loans	(15,590,960)	(35,698,900)	(18,930,054)	(603,445)
Cash payments for the principal portion of the lease liability	(666,439)	(731,138)	(849,810)	(27,090)
Proceeds from bonds issued	10,000,000	—	20,000,000	637,552
Bonds issuance costs	(10,755)	(465)	(15,880)	(506)
Redemption of bonds	—	(8,500,000)	—	—
Proceeds from long-term loans	15,416,130	36,286,030	25,141,820	801,461
Repayments of long-term loans	(11,558,426)	(23,107,596)	(46,831,206)	(1,492,866)
Increase in guarantee deposits	11,651,109	68,041	2,827,304	90,127
Decrease in guarantee deposits	(1,227,764)	(640,362)	(3,607,656)	(115,003)
Decrease in other financial liabilities	(21,209,443)	—	—	—
Cash dividends	(45,014,783)	(37,585,606)	(35,784,383)	(1,140,720)
Change in non-controlling interests	4,187	26,349	22,483	717

Net cash used in financing activities	(29,086,184)	(39,199,747)	(39,203,859)	(1,249,725)

Effect of exchange rate changes on cash and cash equivalents	(392,145)	3,715,419	(1,846,070)	(58,848)

Net increase (decrease) in cash and cash equivalents	(41,265,162)	(27,553,389)	5,659,826	180,422
Cash and cash equivalents at beginning of year	173,818,777	132,553,615	105,000,226	3,347,154

Cash and cash equivalents at end of year	132,553,615	105,000,226	110,660,052	3,527,576

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
The consolidated financial statements of the Company were approved and authorized for issue by the audit committee of the Board of Directors on April 29, 2026.

3.	NEW ACCOUNTING PRONOUNCEMENT UNDER IFRS ACCOUNTING STANDARDS

(1)
The Company applied IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and become effective for annual periods beginning on or after January 1, 2025. There are no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)	The Company has not adopted the following new, revised or amended IFRS Accounting Standards that have been issued by the IASB but not yet effective:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Contracts Referencing Nature-dependent Electricity	January 1, 2026
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027
IFRS 19 “Disclosure Initiative - Subsidiaries without Public Accountability: Disclosures”	January 1, 2027
Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21 and IAS 29)	January 1, 2027
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

c.	Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Contracts Referencing Nature-dependent Electricity
The amendments include:

i.	Clarify the application of the “own-use” requirements.

ii.	Permit hedge accounting if these contracts are used as hedging instruments.

iii.	Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

d.	IFRS 18 “ Presentation and Disclosure in Financial Statements ” ( IFRS 18 )
IFRS 18 replaces IAS 1 “Presentation of Financial Statements”. The main changes in the new standard are as below:

i.	Improved comparability in the statement of profit or loss (income statement)
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
The Company is currently evaluating the potential impact of the aforementioned standard and interpretation listed (d) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed. The rest of the standards listed are not expected to have material impact on the Company’s financial position and performance.

4.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

(1)	Statement of Compliance
The Company’s consolidated financial statements were prepared in accordance with IFRS Accounting Standards as issued by IASB.

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
non-controlling
interests even if this results in the
non-controlling
interests having a deficit balance.
If the Company loses control over a subsidiary, the Company derecognizes the assets and liabilities of the subsidiary, as well as any non-controlling
interests previously recorded by the Company. A gain or loss is recognized in profit or loss and is calculated as the difference between: (a) the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and (b) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling
interests. Any gain or loss previously recognized in the other comprehensive income would be reclassified to profit or loss or transferred directly to retained earnings if required by other IFRS Accounting Standards. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment.

b.	The consolidated entities are as follows:

			Percentage of ownership (%) As of December 31,
Investor	Subsidiary	Business nature	2024	2025
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD. (USJC)	Sales and manufacturing of integrated circuits	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	79.54	79.12
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	94.93	92.64
TERA ENERGY (Note)	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00
EVERRICH-HK	EVERRICH (JINING) NEW ENERGY TECHNOLOGY CO., LTD. (formerly EVERRICH (SHANDONG) ENERGY CO., LTD.)	Solar engineering integrated design services	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	100.00	100.00

Note:	In August 2025, the Board of Directors of TERA ENERGY resolved to merge with PURIUMFIL INC., with TERA ENERGY as the surviving company. The effective date of merger is October 3, 2025.

(4)	Business Combinations and Goodwill
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

(7)	Convenience Translation into U.S. Dollars
Translations of amounts from NTD into U.S. dollars (USD) for the reader’s convenience were calculated at the rate of USD1.00 to NTD 31.37 on December 31, 2025 released by Board of Governors of the Federal Reserve System. No representation is made that the NTD amounts could have been, or could be, converted into USD at this rate.

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
On derecognition of a financial asset in its entirety, the difference between the c arry
ing amount and the consideration received or to be received including any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss (for debt instruments) or directly in retained earnings (for equity instruments).

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
The Company determines at each reporting date whether there is any ob je
ctive evidence that the investments in associates and joint ventures are impaired. An impairment loss, being the difference between the recoverable amount of the associate or joint venture and its carrying amount, is recognized in profit or loss in the statement of comprehensive income and forms part of the carrying amount of the investments.

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
Decommissioning Liabilities
The amount of the decommissioning liability, arising from dismantling, removing the items of property, plant and equipment and restoring the site on which they are located, are provided at the present value of expected costs to settle the obligation using estimated cash flows, while the decommissioning costs are recognized as part of the cost of the particular items. The discount rate shall be a pre-tax
rate that reflects current market assessments of the time value of money and the risks specific to the decommissioning liability. The periodic unwinding of the discount shall be recognized in profit or loss as a finance cost as it occurs. The estimated future costs of decommissioning are reviewed at the end of each reporting perio
d and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the items of property, plant and equipment.

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

b.	All other a cqui red deferred tax benefits realized shall be recognized in profit or loss, other comprehensive income or equity.
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

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Cash on hand and petty cash	$6,258	$6,655
Checking and savings accounts	25,388,395	25,019,390
Time deposits	73,507,742	77,994,948
Repurchase agreements collateralized by government bonds and corporate notes	6,097,831	7,639,059

Total	$105,000,226	$110,660,052

(2)	Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$8,759,564	$8,823,146
Preferred stocks	3,475,613	3,861,674
Funds	5,792,863	4,956,553
Convertible bonds	363,430	438,024
Forward exchange contracts	2	1,859
Others	65,460	72,660

Total	$18,456,932	$18,153,916

Current	$606,018	$568,521
Non-current	17,850,914	17,585,395

Total	$18,456,932	$18,153,916

(3)	Financial Assets at Fair Value through Other Comprehensive Income

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Equity instruments
Common stocks	$17,004,448	$13,571,941
Preferred stocks	204,880	202,808

Total	$17,209,328	$13,774,749

Current	$5,893,377	$4,630,441
Non-current	11,315,951	9,144,308

Total	$17,209,328	$13,774,749

The fair value of each investment in equity instrument to be measured at fair value through other comprehensive income is as follows:

		As of December 31,
Type of securities	Name of securities	2024	2025
		NT$	NT$
		(In Thousands)	(In Thousands)
Common stock	UNIMICRON HOLDING LIMITED	$2,474,388	$1,973,011
Common stock	ITE TECH. INC.	2,093,997	1,605,398
Common stock	CHIPBOND TECHNOLOGY CORPORATION	3,423,750	2,865,530
Common stock	NOVATEK MICROELECTRONICS CORP. (NOVATEK)	8,255,183	6,150,275
Common stock	KAI-HONG ENERGY CO., LTD.	64,865	67,347
Common stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	692,265	762,930
Common stock	TAIWAN SMART ELECTRICITY & ENERGY CO., LTD.	—	147,450
Preferred stock	MTIC HOLDINGS PTE. LTD.	204,880	202,808

a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the years ended December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Held at end of period	$888,826	$2,085,166
Derecognized during the period	—	—

Total	$888,826	$2,085,166

c.
The Company reclassified its equity instrument investment in SILICON INTEGRATED SYSTEMS CORP. (SIS) as investments accounted for under the equity method. Details on derecognition of such investments are as follow:

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Fair value on the date of disposal	$3,035,999	$—	$—

Cumulative gains (losses) reclassified to retained earnings due to derecognition	$(1,628,388)	$—	$—

Please refer to Note 6(7) for derecognition of the equity instrument investment in SIS for the year ended December 31, 2023.

d.
UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

(4)	Financial Assets Measured at Amortized Cost

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Time deposits with original maturities over three months	$3,739,224	$12,506,177

Current	$3,739,224	$12,506,177
Non-current	—	—

Total	$3,739,224	$12,506,177

(5)	Accounts Receivable, Net

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Accounts receivable	$32,734,422	$30,780,504
Less: loss allowance	(10,996)	(8,345)

Net	$32,723,426	$30,772,159

Aging analysis of accounts receivable:

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Neither past due	$29,338,097	$28,105,444

Past due:
≤ 30 days	3,292,457	2,565,097
31 to 60 days	77,929	78,880
61 to 90 days	1,249	3,586
91 to 120 days	1,115	6,860
≥ 121 days	23,575	20,637

Subtotal	3,396,325	2,675,060

Total	$32,734,422	$30,780,504

Movement of loss allowance for accounts receivable:

	For the years ended December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Beginning balance	$79,062	$10,996
Net recognition (reversal) for the period	(68,066)	(2,651)

Ending balance	$10,996	$8,345

The collection periods for third party domestic sales and third party overseas sales were month-end
30 - 60 days and net 30 - 60 days, respectively.
An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the years ended December 31, 2023, 2024 and 2025, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(6)	Inventories, Net

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Raw materials	$10,731,866	$10,078,373
Supplies and spare parts	6,238,353	5,996,339
Work in process	16,051,506	18,555,155
Finished goods	2,760,739	2,598,516

Total	$35,782,464	$37,228,383

a.
For the years ended December 31, 2023, 2024 and 2025, the Company recognized NT$136,902 million, NT$148,575 million and NT$160,486 million, respectively, in operating costs, of which NT$1,148 million, NT$858 million and NT$1,391 million in 2023, 2024 and 2025, respectively, were related to write-down of inventories.

b.	None of the aforementioned inventories were pledged.

(7)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2024		2025
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
	NT$		NT$
	(In Thousands)		(In Thousands)
Listed companies
SILICON INTEGRATED SYSTEMS CORP. (SIS) (Note A)	$1,922,753	19.02	$2,264,435	17.99
FARADAY TECHNOLOGY CORP. (FARADAY) (Note B)	2,484,001	13.80	2,489,096	13.80
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note C)	13,824,584	13.01	14,388,815	13.01
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note D)	—	45.44	—	45.44
UNITECH CAPITAL INC.	556,610	42.00	524,403	42.00
TRIKNIGHT CAPITAL CORPORATION (TRIKNIGHT) (Note E)	1,298,112	40.00	759,446	40.00
HSUN CHIEH CAPITAL CORP.	266,066	40.00	233,438	40.00
PURIUMFIL INC. (Note F)	12,340	40.00	—	—
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note G)	4,723,930	36.49	4,855,031	36.49
YANN YUAN INVESTMENT CO., LTD. (YANN YUAN)	8,044,460	26.78	11,231,446	26.78
UNITED LED CORPORATION HONG KONG LIMITED	101,468	25.14	122,982	25.14
VSENSE CO., LTD. (VSENSE) (Note D and H)	—	23.98	—	—
TRANSLINK CAPITAL PARTNERS I, L.P. (Note I)	40,545	10.38	—	—

Total	$33,274,869		$36,869,092

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

Note E:	TRIKNIGHT executed a capital reduction and refunded NT$760 million and NT$232 million based on UMC’s stockholding percentage in 2024 and 2025, respectively.

Note F:
In August 2025, the Board of Directors of the Company’s subsidiary, TERA ENERGY, resolved to merge with PURIUMFIL INC., with TERA ENERGY as the surviving company. The effective date of merger is October 3, 2025.

Note G:	HSUN CHIEH executed a capital reduction and refunded NT$343 million and NT$343 million based on UMC’s stockholding percentage in 2024 and 2025, respectively.

Note H:
VSENSE has ceased operations. The Company’s subsidiary
no
longer participates in the financial and operating policy decisions of the investee, therefore losing significant influence over it. Accordingly, the investment was discontinued from being accounted for under the equity method and was reclassified as a financial asset at fair value through profit or loss.

Note I:
The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees. The investee was dissolved in April 2025.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$18,231 million and NT$19,142 million, as of December 31, 2024 and 2025, respectively. The fair value of these investments were NT$43,305 million and NT$54,202 million as of December 31, 2024 and 2025, respectively.
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
There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2023, 2024 and 2025 were NT$(3) million, NT$55 million and NT$(34) million, respectively, which were not included in the following table.
The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Income (loss) from continuing operations	$4,307,614	$1,238,628	$657,163
Other comprehensive income (loss)	1,540,436	570,493	3,106,980

Total comprehensive income (loss)	$5,848,050	$1,809,121	$3,764,143

(8)	Property, Plant and Equipment

a.	2024
Assets Used by the Company:
Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2024	$1,430,338	$38,369,863	$1,021,498,821	$71,712	$8,873,468	$65,823	$82,358,651	$1,152,668,676
Additions	—	32,999	—	—	—	—	76,514,788	76,547,787
Disposals	—	(1,019)	(2,198,549)	—	(73,357)	(43)	(708)	(2,273,676)
Disposal of a subsidiary	—	(119,322)	—	—	(40,364)	—	—	(159,686)
Transfers and reclassifications	—	26,772,957	93,484,809	5,087	717,154	—	(117,585,901)	3,394,106
Exchange effect	(19,542)	532,534	13,761,646	1,221	56,331	2,627	3,480,772	17,815,589

As of December 31, 2024	$1,410,796	$65,588,012	$1,126,546,727	$78,020	$9,533,232	$68,407	$44,767,602	$1,247,992,796

Accumulated Depreciation and Impairment:
	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2024	$—	$24,028,140	$884,088,674	$56,257	$7,056,013	$63,038	$—	$915,292,122
Depreciation	—	1,474,732	42,716,755	4,663	521,994	1,879	—	44,720,023
Disposals	—	(109)	(2,153,787)	—	(72,920)	(43)	—	(2,226,859)
Disposal of a subsidiary	—	(27,083)	—	—	(20,056)	—	—	(47,139)
Exchange effect	—	199,320	12,658,149	813	49,355	2,590	—	12,910,227

As of December 31, 2024	$—	$25,675,000	$937,309,791	$61,733	$7,534,386	$67,464	$—	$970,648,374

Net carrying amount:
As of December 31, 2024	$1,410,796	$39,913,012	$189,236,936	$16,287	$1,998,846	$943	$44,767,602	$277,344,422

Assets Subject to Operating Leases:
Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2024	$539,703	$2,440,917	$6,345	$1,385,740	$4,372,705
Transfers and reclassifications	—	2,000	—	15,166	17,166
Exchange effect	(2,982)	18,095	—	8,558	23,671

As of December 31, 2024	$536,721	$2,461,012	$6,345	$1,409,464	$4,413,542

Accumulated Depreciation and Impairment:
	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2024	$—	$1,297,068	$6,345	$1,322,598	$2,626,011
Depreciation	—	39,193	—	14,235	53,428
Exchange effect	—	10,945	—	8,543	19,488

As of December 31, 2024	$—	$1,347,206	$6,345	$1,345,376	$2,698,927

Net carrying amount:
As of December 31, 2024	$536,721	$1,113,806	$—	$64,088	$1,714,615

b.	2025
Assets Used by the Company:
Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2025	$1,410,796	$65,588,012	$1,126,546,727	$78,020	$9,533,232	$68,407	$44,767,602	$1,247,992,796
Additions	—	210,455	—	—	—	—	45,950,074	46,160,529
Disposals	—	(27,441)	(3,189,633)	(550)	(6,087)	—	—	(3,223,711)
Transfers and reclassifications	—	2,908,510	63,912,986	4,388	1,417,913	2,141	(61,713,893)	6,532,045
Exchange effect	(24,825)	(1,272,200)	(8,002,570)	(702)	7,477	(2,458)	(2,037,219)	(11,332,497)

As of December 31, 2025	$1,385,971	$67,407,336	$1,179,267,510	$81,156	$10,952,535	$68,090	$26,966,564	$1,286,129,162

Accumulated Depreciation and Impairment:
	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2025	$—	$25,675,000	$937,309,791	$61,733	$7,534,386	$67,464	$—	$970,648,374
Depreciation	—	2,281,586	52,737,289	4,096	641,419	2,066	—	55,666,456
Disposals	—	(27,441)	(3,182,973)	(550)	(6,083)	—	—	(3,217,047)
Exchange effect	—	(117,329)	(6,536,050)	(384)	(4,873)	(2,394)	—	(6,661,030)

As of December 31, 2025	$—	$27,811,816	$980,328,057	$64,895	$8,164,849	$67,136	$—	$1,016,436,753

Net carrying amount:
As of December 31, 2025	$1,385,971	$39,595,520	$198,939,453	$16,261	$2,787,686	$954	$26,966,564	$269,692,409

Assets Subject to Operating Leases:
Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2025	$536,721	$2,461,012	$6,345	$1,409,464	$4,413,542
Disposals	—	(1,250)	—	(512)	(1,762)
Transfers and reclassifications	—	22,190	—	27,754	49,944
Exchange effect	(3,787)	(8,906)	—	(917)	(13,610)

As of December 31, 2025	$532,934	$2,473,046	$6,345	$1,435,789	$4,448,114

Accumulated Depreciation and Impairment:
	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2025	$—	$1,347,206	$6,345	$1,345,376	$2,698,927
Depreciation	—	39,458	—	15,754	55,212
Disposals	—	(476)	—	(512)	(988)
Exchange effect	—	(6,540)	—	(1,384)	(7,924)

As of December 31, 2025	$—	$1,379,648	$6,345	$1,359,234	$2,745,227

Net carrying amount:
As of December 31, 2025	$532,934	$1,093,398	$—	$76,555	$1,702,887

c.	Details of interest expense capitalized were as follows:

	For the years ended December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Interest expense capitalized	$13,560	$6,777

Interest rates applied	1.52% - 1.96%	1.64% - 1.81%

d.	Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases
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

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Land (including land use right)	$5,755,484	$5,416,282
Buildings	168,568	73,432
Machinery and equipment	2,082,479	1,952,668
Transportation equipment	12,561	13,918
Other equipment	19,923	19,734

Net	$8,039,015	$7,476,034

	For the years ended December 31,
	2024	2025
	NT$	NT$
Depreciation	(In Thousands)	(In Thousands)
Land (including land use right)	$377,882	$375,604
Buildings	87,486	77,133
Machinery and equipment	220,734	239,391
Transportation equipment	10,852	9,773
Other equipment	1,697	3,808

Total	$698,651	$705,709

i.	For the years ended December 31, 2024 and 2025, the Company’s addition to right-of-use assets amounted to NT$1,683 million and NT$344 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Current	$636,357	$624,825
Non-current	5,782,659	5,376,021

Total	$6,419,016	$6,000,846

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.	The Company as a lessor
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

(10)	Intangible Assets
2024
Cost
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2024	$15,012	$5,466,077	$1,773,541	$3,310,641	$10,565,271
Additions	—	1,328,781	95,245	860,615	2,284,641
Write-off	—	(1,290,196)	(214,874)	(1,215,013)	(2,720,083)
Disposal of a subsidiary	—	(3,151)	—	—	(3,151)
Reclassifications	—	7,363	—	—	7,363
Exchange effect	—	(32,375)	388,567	(4,971)	351,221

As of December 31, 2024	$15,012	$5,476,499	$2,042,479	$2,951,272	$10,485,262

Accumulated Amortization and Impairment
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2024	$7,398	$2,890,831	$908,965	$2,385,522	$6,192,716
Amortization	—	1,656,180	216,437	763,921	2,636,538
Write-off	—	(1,290,196)	(214,874)	(1,215,013)	(2,720,083)
Disposal of a subsidiary	—	(2,025)	—	—	(2,025)
Exchange effect	—	(23,675)	252,269	(4,793)	223,801

As of December 31, 2024	$7,398	$3,231,115	$1,162,797	$1,929,637	$6,330,947

Net carrying amount:
As of December 31, 2024	$7,614	$2,245,384	$879,682	$1,021,635	$4,154,315

2025
Cost :
	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2025	$15,012	$5,476,499	$2,042,479	$2,951,272	$10,485,262
Additions	—	2,450,285	7,684	893,015	3,350,984
Write-off	—	(2,221,557)	(259,094)	(514,173)	(2,994,824)
Acquisition of a subsidiary	19,565	—	—	—	19,565
Exchange effect	—	(73,952)	54,411	(5,491)	(25,032)

As of December 31, 2025	$34,577	$5,631,275	$1,845,480	$3,324,623	$10,835,955

Accumulated Amortization and Impairment
:

	Goodwill	Software	Patents and technology license fees	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2025	$7,398	$3,231,115	$1,162,797	$1,929,637	$6,330,947
Amortization	—	1,736,793	241,726	772,988	2,751,507
Write-off	—	(2,221,557)	(259,094)	(514,173)	(2,994,824)
Exchange effect	—	(28,701)	40,349	(6,199)	5,449

As of December 31, 2025	$7,398	$2,717,650	$1,185,778	$2,182,253	$6,093,079

Net carrying amount:
As of December 31, 2025	$27,179	$2,913,625	$659,702	$1,142,370	$4,742,876

The amortization amounts of intangible assets were as follows:

	For the years ended December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Operating costs	$999,321	$1,246,679

Operating expenses	$1,637,217	$1,504,828

(11)	Short-Term Loans

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured bank loans	$8,515,000	$8,408,772

	As of December 31,
	2024	2025
Interest rates applied	1.87% - 2.99%	1.78% - 4.75%

(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Embedded derivatives in exchangeable bonds	$899,961	$54,651
Forward exchange contracts	1,039	2,512

Total	$901,000	$57,163

(13)	Bonds Payable

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Unsecured domestic bonds payable	$24,600,000	$44,600,000
Unsecured exchangeable bonds payable	5,757,373	5,757,373
Less: Discounts on bonds payable	(305,805)	(129,068)

Total	30,051,568	50,228,305
Less: Current or exchangeable portion due within one year	(5,466,589)	(16,157,161)

Net	$24,584,979	$34,071,144

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (Green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.
Five-year (Green bond)	In mid-September 2023	NT$10,000 million	1.62%	Interest will be paid annually and the principal will be repayable in September 2028 upon maturity.
Five-year (Green bond)	In late June 2025	NT$2,000 million	1.94%	Interest will be paid annually and the principal will be repayable in June 2030 upon maturity.
Five-year	In late June 2025	NT$3,200 million	1.99%	Interest will be paid annually and the principal will be repayable in June 2030 upon maturity.
Three-year	In late August 2025	NT$5,000 million	1.80%	Interest will be paid annually and the principal will be repayable in August 2028 upon maturity.
Three-year	In late October 2025	NT$5,000 million	1.70%	Interest will be paid annually and the principal will be repayable in October 2028 upon maturity.
Three-year	In early December 2025	NT$2,300 million	1.55%	Interest will be paid annually and the principal will be repayable in December 2028 upon maturity.
Five-year	In early December 2025	NT$2,500 million	1.60%	Interest will be paid annually and the principal will be repayable in December 2030 upon maturity.

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

(iii)
Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$479.8 per NOVATEK common share on December 31, 2025.

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

As of December 31, 2024 and 2025, UMC has cumulatively repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling USD 187.1 million as of each date, with derecognition of the related derivative financial liabilities.

(14)	Long-Term Loans

a.	Details of long-term loans as of December 31, 2024 and 2025 were as follows:

	As of December 31,
Lenders	2024	2025	Redemption
	NT$	NT$
	(In Thousands)	(In Thousands)
NTD secured bank loans	$494,920	$382,290	Repayable from October 19, 2015 to October 15, 2031.
RMB secured bank loans	10,025,233	—	Repayable from March 19, 2021 to March 18, 2031.
NTD unsecured bank loans	5,919,266	8,291,500	Repayable from March 24, 2023 to March 15, 2031.
USD unsecured bank loans	1,237,490	—	Repayable from June 24, 2023 to June 24, 2026.
RMB unsecured bank loans	—	2,258,000	Repayable from May 20, 2026 to May 20, 2027.
NTD unsecured revolving bank loans (Note)	17,500,000	3,400,000	Repayable from March 2, 2023 to November 5, 2030.
USD unsecured revolving bank loans (Note)	1,300,000	—	Settlement due on September 26, 2029.

Subtotal	36,476,909	14,331,790
Less: Current portion	(5,528,409)	(3,030,880)

Total	$30,948,500	$11,300,910

	As of December 31,
	2024	2025
Interest rates applied	1.53% - 5.49%	1.53% - 2.98%

Note :
The bank loans are available on a revolving basis during the contract period. As of December 31, 2024 and 2025, the available revolving line of credit amounted to NT$43.3 billion and NT$54.8 billion, respectively. The abovementioned unused line of credit were NT$24.5 billion and NT$51.4 billion, respectively.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

c.
In 2016, HEJIAN resolved to provide endorsement for USCXM’s syndicated loan from banks including China Development Bank. The maximum amount of endorsement for the years ended December 31, 2024 and 2025 were NT$1,800 million and NT$1,483 million, respectively. As of December 31, 2024 and 2025, the actual amount provided were NT$1,437 million and nil, respectively.

d.
In 2017, UMC resolved to provide endorsement for USCXM’s syndicated loan from banks including China Development Bank. The maximum amount of endorsement for the years ended December 31, 2024 and 2025 were NT$10,620 million and NT$8,753 million, respectively. As of December 31, 2024 and 2025, the actual amount provided were NT$8,477 million and nil, respectively. USCXM’s syndicated loan from banks including China Development Bank was fully repaid in October 2025.

(15)	Post-Employment Benefits

a.	Defined contribution plan
The employee pension plan under the Labor Pension Act of R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$1,655 million, NT$1,978 million and NT$2,059 million were contributed by the Company for the years ended December 31, 2023, 2024 and 2025, respectively.

b.	Defined benefit plan
The employee pension plan mandated by the Labor Standards Act of R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. UMC contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. For the years ended December 31, 2023, 2024 and 2025, total pension expenses of NT$45 million, NT$35 million and NT$29 million, respectively, were recognized by UMC.

i.	Movements in present value of defined benefit obligation during the year:

	For the years ended December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Defined benefit obligation at beginning of year	$(4,665,498)	$(4,392,723)
Items recognized as profit or loss:
Service cost	(8,435)	(5,749)
Interest cost	(55,986)	(69,844)

Subtotal	(64,421)	(75,593)

Remeasurements recognized in other comprehensive income (loss):
Arising from changes in demographic assumptions	(142,117)	—
Arising from changes in financial assumptions	98,669	(80,095)
Experience adjustments	20,669	28,043

Subtotal	(22,779)	(52,052)

Benefits paid	359,975	269,846

Defined benefit obligation at end of year	$(4,392,723)	$(4,250,522)

ii.	Movements in fair value of plan assets during the year:

	For the years ended December 31,
	2024	2025
	NT$ (In Thousands)	NT$ (In Thousands)
Beginning balance of fair value of plan assets	$2,460,413	$2,960,474
Items recognized as profit or loss:
Interest income on plan assets	29,525	47,071
Contribution by employer	619,281	449,449
Benefits paid	(359,975)	(269,846)
Remeasurements recognized in other comprehensive income (loss):
Return on plan assets, excluding amounts included in interest income	211,230	197,155

Fair value of plan assets at end of year	$2,960,474	$3,384,303

The actual returns on plan assets of UMC for the years ended December 31, 2024 and 2025 were NT$241 million and NT$244 million, respectively.

iii.	The defined benefit plan recognized on the consolidated balance sheets were as follows:

	As of December 31,
	2024	2025
	NT$ (In Thousands)	NT$ (In Thousands)
Present value of the defined benefit obligation	$(4,392,723)	$(4,250,522)
Fair value of plan assets	2,960,474	3,384,303

Funded status	(1,432,249)	(866,219)

Net defined benefit liabilities, noncurrent recognized on the consolidated balance sheets	$(1,432,249)	$(866,219)

iv.	The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2024	2025
Cash	21%	16%
Equity instruments	47%	51%
Debt instruments	21%	22%
Others	11%	11%

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
two-year
time deposits.

v.	The principal underlying actuarial assumptions are as follows:

	As of December 31,
	2024	2025
Discount rate	1.59%	1.31%
Rate of future salary increase	3.50%	3.50%

vi.	Expected future benefit payments are as follows:

Year	As of December 31, 2025
NT$ (In Thousands)
2026	$419,212
2027	400,471
2028	395,448
2029	402,632
2030	375,509
2031 and thereafter	2,666,697

Total	$4,659,969

UMC expects to make pension fund contribution of NT$83 million in 2026. The weighted-average durations of the defined benefit obligation were 8 years and 7 years as of December 31, 2024 and 2025, respectively.

vii.	Sensitivity analysis:

As of December 31, 2024
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Decrease (increase) in defined benefit obligation	$154,095	$(163,088)	$(137,421)	$131,562

As of December 31, 2025
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Decrease (increase) in defined benefit obligation	$141,345	$(149,276)	$(124,357)	$119,311

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(16)	Deferred Government Grants

	As of December 31,
	2024	2025
	NT$ (In Thousands)	NT$ (In Thousands)
Beginning balance	$2,547,022	$3,961,028
Arising during the period	2,131,264	5,097,841
Recorded in profit or loss:
Other operating income	(841,091)	(1,520,370)
Exchange effect	123,833	(271,994)

Ending balance	$3,961,028	$7,266,505

Current (classified under other current liabilities)	$906,935	$1,781,746
Non-current (classified under other noncurrent liabilities)	3,054,093	5,484,759

Total	$3,961,028	$7,266,505

The significant government grants related to buildings and equipment acquisitions received by the Company are amortized as income over the useful lives of related buildings and equipment and recorded in the net other operating income and expenses.

(17)	Refund Liabilities (classified under other current liabilities)

	As of December 31,
	2024	2025
	NT$ (In Thousands)	NT$ (In Thousands)
Refund liabilities	$3,918,437	$4,309,253

(18)	Provisions

	As of December 31,
	2024	2025
	NT$ (In Thousands)	NT$ (In Thousands)
Decommissioning Liabilities (classified under other noncurrent liabilities)	$695,168	$898,273
Onerous Contracts (classified under other current liabilities)	281,244	160,114
Others (classified under other current liabilities)	—	69,202

Total	$976,412	$1,127,589

	Decommissioning Liabilities	Onerous Contracts	Others
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Balance as of January 1, 2025	$695,168	$281,244	$—
Arising during the period	155,245	84,324	68,899
Unused provision reversed	—	(203,266)	—
Discount rate adjustment and unwinding of discount from the passage of time	75,027	—	—
Exchange effect	(27,167)	(2,188)	303

Balance as of December 31, 2025	$898,273	$160,114	$69,202

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

i.
UMC had 26,000 million common shares authorized to be issued as of December 31, 2024 and 2025, of which 12,561 million shares and 12,588 million shares were issued as of December 31, 2024 and 2025, respectively, each at a par value of NT$10.

ii.
UMC had 115 million and 117 million ADSs, which were traded on the NYSE as of December 31, 2024 and 2025, respectively. The total number of common shares of UMC represented by all issued ADSs were 576 million shares and 586 million shares as of December 31, 2024 and 2025, respectively. One ADS represents five common shares.

iii.
On December 5, 2024 and December 5, 2025, UMC issued restricted stocks for its employees in a total of 33 million shares and 33 million shares with a par value of NT$10 each, respectively. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv.
For the years ended December 31, 2024 and 2025, UMC has recalled and cancelled 2 million shares and 5 million shares, respectively of unvested restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

b.	Details of UMC’s stock (thousand shares) held by the Company’s associates are as follows:

	As of December 31,
	2024	2025
HSUN CHIEH	441,371	441,371
SIS	266,580	266,580
YANN YUAN	192,963	192,963
UNIMICRON and its Subsidiaries	47	27

Total	900,961	900,941

c.	Retained earnings and dividend policies:
According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.

ii.	Making up loss for preceding years.

iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv.	Appropriating or reversing special reserve by government officials or other regulations.

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
The appropriation of earnings for 2024 was approved by the shareholders’ meeting held on May 28, 2025, while the appropriation of earnings for 2025 was proposed by the Board of Directors’ meeting on February 25, 2026. The details of appropriation were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2024	2025	2024	2025
Legal reserve	$4,738,237	$4,182,207
Cash dividends	35,787,598	32,704,164	$2.85	$2.60
The aforementioned 2024 appropriation approved by shareholders’ meeting was consistent with the resolutions of the Board of Directors’ meeting held on February 26, 2025.
The cash dividend per share for 2024 was adjusted to NT$2.85016443 per share. The adjustment was due to the decrease of outstanding common shares from cancellation of the restricted stock in April 2025.
The appropriation of 2025 unappropriated retained earnings has not yet been approved by the shareholders’ meeting as of the reporting date. Information relevant to the Board of Directors’ meeting resolutions and shareholders’ meeting approval can be obtained from the “Market Observation Post System” on the website of the TWSE.
Please refer to Note 6(22) for information on the employees and directors’ compensation.

d.	Non-controlling interests:

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Balance as of January 1	$343,679	$340,859	$256,613
Attributable to non-controlling interests:
Net income (loss)	450,184	(104,674)	(181,501)
Other comprehensive income (loss)	(14)	76	(22)
Share-based payment transactions	5,817	1,913	1,428
Changes in subsidiaries’ ownership	456	(7,910)	(11,826)
Others	4,187	26,349	22,483
Derecognition of the non-controlling interests	(463,450)	—	—

Ending balance	$340,859	$256,613	$87,175

(20)	Share-Based Payment

a.	Restricted stock plan for employees
The equity-settled share-based payment of restricted stock plans for employees in each year are as follows:

	2024 Plan		2022 Plan		2020 Plan
	1st tranche	2nd tranche	1st tranche	2nd tranche	1st tranche	2nd tranche
Resolution date of UMC’s shareholders meeting		May 30, 2024		May 27, 2022		June 10, 2020
Maximum shares to be issued (in thousands)	66,000		50,000		233,200
Eligible employees	Qualified employees of the Company		Qualified employees of the Company		Qualified employees of UMC
Issuance of shares (in thousands)	32,956	32,878	23,060	26,728	200,030	1,268
Issuance date	December 5, 2024	December 5, 2025	December 5, 2022	December 5, 2023	September 1, 2020	June 9, 2021
Weighted-average fair value on the grant date (NT$/ per share)	$39.27	$41.70	$44.40	$48.90	$21.80	$53.00

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
The 2024 restricted stock plan for employees includes market conditions. The compensation cost for these market conditions was measured at fair value initially by using Monte Carlo Simulation on the grant date. The assumptions used are as follows:

2024 Plan
	1st tranche	2nd tranche
Share price of measurement date (NT$/ per share)	$44.60	$47.20
Expected volatility	23.76% - 34.32%	25.11% - 28.65%
Expected life	2 -4 years	2 - 4 years
Risk-free interest rate	1.40% - 1.46%	1.14% - 1.23%

For the aforementioned plans, the unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. The restricted stock plan, which was implemented in 2020, expired in June 2025. For the years ended December 31, 2023, 2024 and 2025, the compensation costs of NT$1,025 million, NT$775 million and NT$483 million, respectively, were recognized in expenses by the Company.

b.	Stock appreciation right plan for employees
In September 2020 and June 2021, the Company executed a compensation plan to grant 26 million units and 1 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC. The compensation plans, which were implemented in September 2020 and June 2021, respectively, expired in August 2024 and June 2025.
For the years ended December 31, 2023, 2024 and 2025, the compensation costs of NT$105 million, NT$20 million and NT$1 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized which were classified under other payables amounted to NT$8 million and nil as of December 31, 2024 and 2025, respectively. The intrinsic value for the liabilities of vested rights was nil.

(21)	Operating Revenues

a.	Disaggregation of revenue

i.	By product

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Wafer	$211,750,622	$221,820,412	$227,595,224
Others	10,782,378	10,482,172	9,957,975

Total	$222,533,000	$232,302,584	$237,553,199

ii.	By geography

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Taiwan	$68,360,231	$83,758,430	$91,735,839
China (includes Hong Kong)	27,545,452	37,117,309	37,604,210
Japan	11,612,866	9,107,394	10,370,412
Korea	30,872,198	26,295,063	25,389,728
USA	59,103,051	58,117,650	52,191,603
Europe	24,932,099	17,902,262	20,254,391
Others	107,103	4,476	7,016

Total	$222,533,000	$232,302,584	$237,553,199

The geographic breakdown of the Company’s operating revenues is based on the location where the Company’s customers are headquartered.

iii.	By the timing of revenue recognition

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
At a point in time	$220,283,306	$229,505,369	$234,505,273
Over time	2,249,694	2,797,215	3,047,926

Total	$222,533,000	$232,302,584	$237,553,199

b.	Contract balances

i.	Contract assets, current

	As of January 1,	As of December 31,
	2024	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Sales of goods and services	$1,132,477	$1,043,680	$1,107,419
Less: Loss allowance	(392,949)	(417,967)	(402,021)

Net	$739,528	$625,713	$705,398

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement due to litigation.

ii.	Contract liabilities

	As of January 1,	As of December 31,
	2024	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Sales of goods and services	$3,681,352	$2,660,181	$4,368,164

Current	$3,250,712	$2,200,561	$2,580,789
Non-current	430,640	459,620	1,787,375

Total	$3,681,352	$2,660,181	$4,368,164

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.
The Company recognized NT$3,416 million and NT$1,790 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the years ended December 31, 2024 and 2025.

c.
The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$355 million and NT$288 million as of December 31, 2024 and 2025, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer
As of December 31, 2024 and 2025, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets and other noncurrent assets which amounted to NT$584 million and NT$1,186 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(22)	Operating Costs and Expenses
The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2023			2024			2025
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
	NT$			NT$			NT$
	(In Thousands)			(In Thousands)			(In Thousands)
Employee benefit expenses
Salaries	$26,693,905	$12,002,205	$38,696,110	$25,959,209	$11,485,738	$37,444,947	$25,094,595	$10,696,857	$35,791,452
Labor and health insurance	1,502,553	557,543	2,060,096	1,383,016	527,153	1,910,169	1,289,440	500,731	1,790,171
Pension	1,240,577	460,079	1,700,656	1,511,302	501,915	2,013,217	1,573,958	513,437	2,087,395
Other employee benefit expenses	421,871	196,739	618,610	401,329	207,925	609,254	393,893	195,790	589,683
Depreciation	36,006,021	1,545,067	37,551,088	43,740,758	1,595,934	45,336,692	53,321,558	2,979,597	56,301,155
Amortization	1,277,920	1,448,561	2,726,481	1,041,562	1,654,002	2,695,564	1,309,907	1,521,633	2,831,540
According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:
UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses; no less than 30% of the aforementioned profit as employees’ compensation should be allocated to entry-level employees. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds
of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognized the employees and directors’ compensation in the profit or loss with corresponding other payables during the periods when earned for the years ended December 31, 2023, 2024 and 2025. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.
The distributions of employees and directors’ compensation for 2023 and 2024 were reported to the shareholders’ meeting on May 30, 2024 and May 28, 2025, respectively, while the distributions of employees and directors’ compensation for 2025 were approved through the Board of Directors’ meeting on February 25, 2026. The details of distribution were as follows:

	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Employees’ compensation – Cash	$5,439,059	$4,509,603	$3,438,287
Directors’ compensation	45,000	45,000	45,000
The aforementioned employees and directors’ compensation for 2023 and 2024 reported during the shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 27, 2024 and February 26, 2025, respectively.
Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(23)	Net Other Operating Income and Expenses

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Government grants	$3,862,001	$1,337,458	$1,890,945
Rental income from property, plant and equipment	202,082	202,010	188,167
Gain on disposal of property, plant and equipment	268,293	72,402	99,178
Others	(330,050)	(287,961)	(188,411)

Total	$4,002,326	$1,323,909	$1,989,879

(24)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$(40,553)	$(320,956)	$707,129
Gain (loss) on disposal of investments accounted for under the equity method	163,395	(2,093)	218,088
Others	100,254	20,345	(6)

Total	$223,096	$(302,704)	$925,211

b.	Finance costs

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Interest expenses
Bonds payable	$444,424	$500,757	$552,736
Bank loans	833,548	963,263	762,064
Lease liabilities	179,367	196,457	193,942
Others	16,390	18,225	20,321
Financial expenses	96,645	77,398	73,002

Total	$1,570,374	$1,756,100	$1,602,065

(25)	Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2023
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$402,234	$—	$402,234	$(80,447)	$321,787
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	5,530,359	—	5,530,359	(243,057)	5,287,302
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,610,116	—	1,610,116	(90,891)	1,519,225
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(2,386,278)	—	(2,386,278)	386,660	(1,999,618)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(73,005)	(1,413)	(74,418)	3,768	(70,650)

Total other comprehensive income (loss)	$5,083,426	$(1,413)	$5,082,013	$(23,967)	$5,058,046

	For the year ended December 31, 2024
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$188,451	$—	$188,451	$(37,690)	$150,761
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	(539,327)	—	(539,327)	25,123	(514,204)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	301,134	—	301,134	28,783	329,917
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	8,902,745	—	8,902,745	153,317	9,056,062
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	324,191	(817)	323,374	(24,317)	299,057

Total other comprehensive income (loss)	$9,177,194	$(817)	$9,176,377	$145,216	$9,321,593

	For the year ended December 31, 2025
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$145,103	$—	$145,103	$(29,021)	$116,082
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	(3,423,919)	—	(3,423,919)	216,422	(3,207,497)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	3,090,371	—	3,090,371	(157,629)	2,932,742
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(5,848,451)	—	(5,848,451)	508,067	(5,340,384)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(17,326)	7	(17,319)	7,292	(10,027)

Total other comprehensive income (loss)	$(6,054,222)	$7	$(6,054,215)	$545,131	$(5,509,084)

(26)	Income Tax

a.	The major components of income tax expense (benefit) for the years ended December 31, 2023, 2024 and 2025 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Current income tax expense (benefit):
Current income tax charge	$6,426,598	$6,105,080	$6,058,083
Adjustments in respect of current income tax of prior periods	(217,891)	(124,430)	183,830
Income tax expense affected by the Pillar Two legislation	—	—	151,151
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	2,239,309	2,441,278	4,046,336
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	—	(34,010)	(2,484,730)
Deferred income tax related to changes in tax rates	—	68	(15,461)
Adjustment of prior year’s deferred income tax	(120,230)	(3,227)	(22,269)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(16,516)	(14,565)	(14,086)

Income tax expense recorded in profit or loss	$8,311,270	$8,370,194	$7,902,854

ii.	Deferred income tax related to components of other comprehensive income (loss)

(i) Items that will not be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Remeasurements of defined benefit pension plans	$(80,447)	$(37,690)	$(29,021)
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	(243,057)	25,123	216,422
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(90,891)	28,783	(157,629)

Income tax related to items that will not be reclassified subsequently to profit or loss	$(414,395)	$16,216	$29,772

(ii) Items that may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Exchange differences on translation of foreign operations	$386,660	$153,317	$508,067
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	3,768	(24,317)	7,292

Income tax related to items that may be reclassified subsequently to profit or loss	$390,428	$129,000	$515,359

iii. Deferred income tax charged directly to equity

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Share of the net assets of the subsidiary	$—	$—	$(20,703)
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	(1,117)	1,174	(4,556)

Deferred income tax charged directly to equity	$(1,117)	$1,174	$(25,259)

b.	A reconciliation between income tax expense (benefit) and income before tax at UMC’s applicable tax rate were as follows:

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Income before tax	$68,450,404	$57,044,820	$48,081,667

At UMC’s statutory income tax rate	13,690,081	11,408,964	9,616,333
Adjustments in respect of current income tax of prior periods	(217,891)	(124,430)	183,830
Net changes in loss carry-forward and investment tax credits	(2,179,234)	(2,026,085)	(5,737,173)
Adjustment of deferred tax assets/liabilities for write-downs/reversals and different jurisdictional tax rates	211,639	559,386	(3,354,038)
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(1,428,035)	(472,756)	(617,013)
Investment loss (gain)	(755,800)	205,207	6,941,947
Dividend income	(323,182)	(231,267)	(224,961)
Others	(145,520)	(610,092)	(32,566)
Basic tax	43,506	13,414	12,095
Estimated income tax on unappropriated earnings	(1,160,324)	(743,264)	(210,104)
Deferred income tax related to changes in tax rates	—	68	(15,461)
Effect of different tax rates applicable to UMC and its subsidiaries	234,510	15,673	896,819
Taxes withheld in other jurisdictions	38,346	44,489	105,847
Others	303,174	330,887	337,299

Income tax expense recorded in profit or loss	$8,311,270	$8,370,194	$7,902,854

c.	Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Deferred income tax assets
Depreciation	$2,616,538	$2,692,711
Loss carry-forward	34,089	2,626,791
Pension	281,385	167,955
Refund liabilities	318,156	647,274
Allowance for inventory valuation losses	726,023	971,023
Investment loss	328,241	414,290
Unrealized profit on intercompany sales	471,583	254,047
Others	448,488	801,225

Total deferred income tax assets	5,224,503	8,575,316

Deferred income tax liabilities
Depreciation	(4,387,572)	(981,906)
Investment gain	(3,093,367)	(10,097,893)
Amortizable assets	(283,111)	(273,908)
Others	(354,201)	(861,730)

Total deferred income tax liabilities	(8,118,251)	(12,215,437)

Net deferred income tax assets (liabilities)	$(2,893,748)	$(3,640,121)

d.	Movement of deferred tax

	For the years ended December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Balance as of January 1	$(501,553)	$(2,893,748)
Amounts recognized in profit or loss during the period	(2,389,544)	(1,509,790)
Amounts recognized in other comprehensive income (loss)	145,216	545,131
Amounts recognized in equity	1,174	(25,259)
Exchange adjustments	(149,041)	243,545

Balance as of December 31	$(2,893,748)	$(3,640,121)

e.
The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2025, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2023, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2014.

f.	UMC’s branch in Singapore obtained tax incentives granted by the Singapore government in 2025. The incentive period will end in July 2035.

g.	The information of the unused tax loss carry-forward for which no deferred income tax assets have been recognized were as follows:
UMC
The information on the unused tax loss carry-forwards arising in accordance with the relevant income tax regulations for the Controlled Foreign Company indicates that UMC did not recognize deferred income tax assets for such unused tax losses, which amounted to $
10,355
 million and $
11,127
 million as of December 31, 2024 and 2025, respectively, with carryforward periods ranging from six to ten years.
Subsidiary

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Expiry period
1-5 years	$19,761,573	$2,237,668
6-10 years	11,407,986	1,687,059

Total	$31,169,559	$3,924,727

h.	As of December 31, 2024 and 2025, deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$3,727 million and NT$445 million, respectively.

i.
As of December 31, 2024 and 2025, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$28,072 million and nil, respectively.

(27)	Earnings Per Share

a.	Earnings per share-basic

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$59,688,950	$48,779,300	$40,360,314

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,137,954	12,173,188	12,224,783

Earnings per share-basic (NTD)	$4.92	$4.01	$3.30

b.	Earnings per share-diluted

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Net income attributable to the parent company	$59,688,950	$48,779,300	$40,360,314

Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,137,954	12,173,188	12,224,783
Effect of dilution
Restricted stocks for employees	114,974	69,881	36,037
Employees’ compensation	129,196	122,400	85,792

Weighted-average number of ordinary shares after dilution (thousand shares)	12,382,124	12,365,469	12,346,612

Earnings per share-diluted (NTD)	$4.82	$3.94	$3.27

(28)	Reconciliation of Liabilities Arising from Financing Activities
For the year ended December 31, 2023

			Non-cash changes
Items	As of January 1, 2023	Cash Flows	Foreign exchange	Others (Note A)		As of December 31, 2023
	NT$	NT$	NT$	NT$		NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)		(In Thousands)
Short-term loans	$—	$13,530,000	$—	$—		$13,530,000
Bonds payable (current portion included)	28,184,687	9,989,245	—	185,420		38,359,352
Long-term loans (current portion included)	19,279,342	3,857,704	(253,702)	—		22,883,344
Lease liabilities	5,737,095	(666,439)	(24,106)	346,637 (Note B	)	5,393,187
Guarantee deposits (current portion included)	30,757,001	10,423,345	419,040	—		41,599,386 (Note C	)
Other financial liabilities	21,449,487	(21,209,443)	(330,783)	90,739		—
For the year ended December 31, 2024

			Non-cash changes
Items	As of January 1, 2024	Cash Flows	Foreign exchange	Others (Note A)		As of December 31, 2024
	NT$	NT$	NT$	NT$		NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)		(In Thousands)
Short-term loans	$13,530,000	$(5,015,000)	$—	$—		$8,515,000
Bonds payable (current portion included)	38,359,352	(8,500,465)	—	192,681		30,051,568
Long-term loans (current portion included)	22,883,344	13,178,434	415,131	—		36,476,909
Lease liabilities	5,393,187	(731,138)	92,617	1,664,350 (Note B	)	6,419,016
Guarantee deposits (current portion included)	41,599,386	(572,321)	1,847,429	—		42,874,494 (Note C	)

For the year ended December 31, 2025

			Non-cash changes
Items	As of January 1, 2025	Cash Flows	Foreign exchange	Others (Note A)		As of December 31, 2025
	NT$	NT$	NT$	NT$		NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)		(In Thousands)
Short-term loans	$8,515,000	$(106,531)	$303	$—		$8,408,772
Bonds payable (current portion included)	30,051,568	19,984,120	—	192,617		50,228,305
Long-term loans (current portion included)	36,476,909	(21,689,386)	(455,733)	—		14,331,790
Lease liabilities	6,419,016	(849,810)	(8,014)	439,654 (Note B	)	6,000,846
Guarantee deposits (current portion included)	42,874,494	(780,352)	(1,226,308)	23		40,867,857 (Note C	)
Note A: Other
non-cash
changes mainly consisted of discount amortization measured by the effective interest method.
Note B: Mainly due to the addition to lease properties .
Note C: Guarantee deposits mainly consisted of deposits of capacity reservation.

7.	SIGNIFICANT RELATED PARTY TRANSACTIONS

a.	Significant intercompany transactions between consolidated entities were as follows:
For the year ended December 31, 2023

Entity	Counterparty	Transactions (Note A)
		Account	Amount		Terms (Note B)

			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$61,923,652		Net 60 days
UMC	UMC-USA	Accounts receivable	5,827,800		—
UMC	USCXM	Sales	1,127,275 (Note C	)	Net 30 days
UMC	USCXM	Accounts receivable	11,688		—
UMC	UDS	Sales	364,948		Net 30 days
UMC	UDS	Accounts receivable	10,800		—
USJC	UMC-USA	Sales	3,487,292		Net 60 days
USJC	UMC-USA	Accounts receivable	342,835		—
USCXM	UMC-USA	Sales	1,208,630		Net 60 days
USCXM	UMC-USA	Accounts receivable	17,816		—
USCXM	UMC	Sales	134,303		Net 30 days - Net 45 days
USCXM	UDS	Sales	286,087		Month-end 30 days
USCXM	UDS	Accounts receivable	362		—
WAVETEK	UMC-USA	Sales	505,806		Net 60 days
WAVETEK	UMC-USA	Accounts receivable	53,916		—
HEJIAN	UMC-USA	Sales	384,067		Net 60 days
HEJIAN	UMC-USA	Accounts receivable	43,863		—
HEJIAN	UDS	Sales	159,523		Month-end 30 days
HEJIAN	UDS	Accounts receivable	2,696		—

For the year ended December 31, 2024

Entity	Counterparty	Transactions (Note A)
		Account	Amount		Terms (Note B)

			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$58,145,772		Net 60 days
UMC	UMC-USA	Accounts receivable	6,970,670		—
UMC	USCXM	Sales	1,210,478 (Note C	)	Net 30 days
UMC	USCXM	Accounts receivable	12,623		—
UMC	UDS	Sales	337,007 (Note D	)	Net 30 days
USJC	UMC-USA	Sales	4,755,322		Net 60 days
USJC	UMC-USA	Accounts receivable	713,962		—
USCXM	UMC-USA	Sales	639,413		Net 60 days
USCXM	UMC-USA	Accounts receivable	137,666		—
USCXM	UDS	Sales	287,522 (Note D	)	Month-end 30 days
WAVETEK	UMC-USA	Sales	397,260		Net 60 days
WAVETEK	UMC-USA	Accounts receivable	39,086		—
HEJIAN	UMC-USA	Sales	240,749		Net 60 days
HEJIAN	UMC-USA	Accounts receivable	31,132		—

For the year ended December 31, 2025

Entity	Counterparty	Transactions (Note A)
		Account	Amount		Terms (Note B)

			NT$
			(In Thousands)
UMC	UMC-USA	Sales	$52,901,807		Net 60 days
UMC	UMC-USA	Accounts receivable	5,567,464		—
UMC	USCXM	Sales	1,157,346 (Note C	)	Net 30 days
UMC	USCXM	Accounts receivable	5,016		—
USJC	UMC-USA	Sales	5,263,816		Net 60 days
USJC	UMC-USA	Accounts receivable	959,612		—
USCXM	UMC-USA	Sales	423,720		Net 60 days
USCXM	UMC-USA	Accounts receivable	68,434		—
WAVETEK	UMC-USA	Sales	375,894		Net 60 days
WAVETEK	UMC-USA	Accounts receivable	79,412		—

Note A:	The significant intercompany transactions listed above include downstream and upstream transactions.

Note B:	The sales price to the above related parties was determined through mutual agreement in reference to market conditions.

Note C:	UMC authorized technology licenses to its subsidiary, USCXM, in the amount of US$0.35 billion, which was recognized as deferred revenue to be realized over time.

Note D:	In August 2024, HEJIAN has disposed of its 100% of ownership interest in the subsidiary, UDS.

b.	Significant transactions between the Company and other related parties were as follows:

(i)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
UNIMICRON TECHNOLOGY CORP. and its Subsidiaries	Associate
SILICON INTEGRATED SYSTEMS CORP. and its Subsidiaries	Associate (Note A)
YANN YUAN INVESTMENT CO., LTD.	Associate
PURIUMFIL INC.	Associate (Note B)
TRANSLINK CAPITAL PARTNERS I, L.P.	Associate
PHOTRONICS DNP MASK CORPORATION	Other related party
XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.	Directors and supervisors of subsidiary (Note C)
FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP	Directors of subsidiary (Note C)
Note A: Prior to August 2023, SIS held one board seat on UMC’s Board of Directors. Therefore, SIS was classified as other related party. Beginning from August 2023, the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate. Please refer to Note 6(7) for the relevant information.
Note B: In August 2025, the Board of Directors of the Company’s subsidiary, TERA ENERGY, resolved to merge with PURIUMFIL INC., with TERA ENERGY as the surviving company. The effective date of merger is October 3, 2025.
Note C: Beginning from July 2023, the company is no longer serving as the directors and supervisors of subsidiary, and therefore is no longer considered a related party to the Company.

(ii)	Operating revenues

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Associates	$3,018,171	$3,611,015	$4,386,941
Other related party	4,463	—	—

Total	$3,022,634	$3,611,015	$4,386,941

(iii)	Accounts receivable, net

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Associates
FARADAY TECHNOLOGY CORP. and its Subsidiaries
FARADAY TECHNOLOGY CORP.	$456,332	$336,736
ARTERY TECHNOLOGY CORPORATION, LTD.	148,508	76,840
Others	493	15,943
Other associates	14,680	72,630

Total	$620,013	$502,149

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end
30
-
60
days, while the collection periods for overseas sales were
month-end
30
-
60
days or net 30 - 60 days.

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

For the years ended December 31, 2024 and 2025: None.
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

For the year ended December 31, 2025: None.
Please refer to Note 6(7) for the relevant information.
Acquisition of intangible assets

	Purchase price
	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
FARADAY TECHNOLOGY CORP.	$323,551	$310,460	$306,819

Disposal of subsidiary ownership
For the years ended December 31, 2023 and 2025: None.
For the year ended December 31, 2024:

	Transaction underlying	Trading Capital Amount	Disposal price	Gain on disposal
		RMB¥ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Associates
Subsidiary of SIS - SIS SEMICONDUCTOR (SHANDONG) CO., LTD.	Ownership of UDS	30,000	$341,387	$352

On April 2, 2024, the Board of Directors of HEJIAN approved to dispose of its 100% of ownership interest in the subsidiary, UDS. The disposal was completed in August 2024.

(v)	Others
Mask expenditure

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Other related party	$2,375,225	$2,285,797	$2,377,931

Other payables of mask expenditure

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Other related party	$621,737	$780,692

Cash dividends from Investee companies

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Investments accounted for under the equity method
Associates	$1,870,372	$1,070,614	$592,309
Financial Assets at Fair Value through Other Comprehensive Income
Subsidiary of UNIMICRON - Unimicron Holding Limited	—	—	1,231,242

Total	$1,870,372	$1,070,614	$1,823,551

As of December 31, 2024 and December 31, 2025, cash dividends of nil and NT$619 million, respectively, had not yet been received and were accounted for as other receivables.

c.	Key management personnel compensation

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Short-term employee benefits	$1,462,964	$1,223,667	$920,442
Post-employment benefits	2,732	2,603	2,358
Share-based payment	500,391	298,500	175,072
Others	618	417	351

Total	$1,966,705	$1,525,187	$1,098,223

8.	ASSETS PLEDGED AS COLLATERAL
The following table lists assets of the Company pledged as collateral:

	Carrying Amount
	As of December 31,
Items	2024	2025	Party to which asset(s) was pledged	Purpose of pledge
	NT$	NT$
	(In Thousands)	(In Thousands)
Refundable Deposits (Time deposit)	$1,009,000	$1,013,289	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	237,051	248,061	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	18,647	18,647	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	64,950	25,589	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	8,118	—	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	38,073	39,533	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	490,950	219,450	CTBC Bank Singapore Branch	Collateral for letter of credit
Buildings	4,377,176	69,303	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	4,057,201	501,090	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI Bank, First Commercial Bank, Shanghai Commercial Bank, CTBC Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	269,152	—	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans

Total	$10,570,318	$2,134,962

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of December 31, 2025, amounts available under unused letters of credit were NT$0.2 billion.

(2)
As of December 31, 2025, the Company entrusted financial institutions to open performance guarantee, mainly related to the contract liabilities, customs tax and electricity supply guarantee, amounting to NT$1.5 billion.

(3)
The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$4.4 billion. As of December 31, 2025, the portion of royalties and development fees not yet recognized was NT$1.4 billion.

(4)
The Company entered into several construction contracts for the expansion of its operations. As of December 31, 2025, these construction contracts amounted to approximately NT$24.2 billion and the portion of the contracts not yet recognized was approximately NT$5.5 billion.

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

10.	SIGNIFICANT SUBSEQUENT EVENTS

(1)	From January 1 to April 30, 2026, the Company made repayments of the long-term loans in a total amount of NT$1,839 million which were classified as non-current liabilities.

(2)	In January 2026, UMC subscribed to the newly issued shares in the capital increase of the Company’s associate, UNIMICRON TECHNOLOGY CORP., amounting to NT$643 million.

(3)
The Ministry of Finance of the Republic of China announced that the renewed “Agreement between the Taipei Representative Office in Singapore and the Singapore Trade Office in Taipei for the Elimination of Double Taxation with Respect to Taxes on Income and the Prevention of Tax Evasion and Avoidance” (the “Renewed Agreement”) entered into force on February 13, 2026 and will become effective on January 1, 2027. Pursuant to the transitional provisions of the Renewed Agreement, the tax-sparing clause provided as a preferential mechanism under the original agreement will cease to apply after three taxable years from the effective date of the Renewed Agreement. Consequently, the phase-out of such preferential tax treatments is expected to increase the Company’s effective income tax rate in future periods. Upon the substantive enactment of the Renewed Agreement on February 13, 2026, the Company recognized an increase in deferred tax assets of NT$1,947 million, reflecting higher tax credits expected to be available in future periods as compared to those prior to the enactment of the Renewed Agreement.

11.	FINANCIAL RISK AND FAIR VALUE DISCLOSURES

(1)	Categories of financial instruments

	As of December 31,
Financial Assets	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial assets at fair value through profit or loss	$18,456,932	$18,153,916
Financial assets at fair value through other comprehensive income	17,209,328	13,774,749
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	104,993,968	110,653,397
Receivables	34,994,933	33,731,393
Refundable deposits	1,992,400	1,643,661
Other financial assets	3,739,224	12,506,177

Total	$181,386,785	$190,463,293

	As of December 31,
Financial Liabilities	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Financial liabilities at fair value through profit or loss	$901,000	$57,163
Financial liabilities measured at amortized cost
Short-term loans	8,515,000	8,408,772
Payables	42,259,798	45,297,553
Bonds payable (current portion included)	30,051,568	50,228,305
Long-term loans (current portion included)	36,476,909	14,331,790
Lease liabilities	6,419,016	6,000,846
Guarantee deposits (current portion included)	42,874,494	40,867,857

Total	$167,497,785	$165,192,286

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
The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2023, 2024 and 2025 decreases/increases by NT$620 million, NT$
1,095
 million and NT$

 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2023, 2024 and 2025 decreases/increases by NT$582 million, NT$615 million and NT$175 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2023, 2024 and 2025 decreases/increases by NT$290 million, NT$237 million and NT$206 million, respectively.

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
At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2023, 2024 and 2025 to decrease/increase by NT$36 million, NT$45 million and NT$23 million, respectively.
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
The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the years ended December 31, 2023, 2024 and 2025 by NT$270 million, NT$261 million and NT$268 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income (loss) for the years ended December 31, 2023, 2024 and 2025 by NT$722 million, NT$689 million and NT$531 million, respectively.
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
As of December 31, 2024 and 2025, accounts receivable from the top ten customers represent 66% and 61% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management
The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.
The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2024
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$8,683,215	$—	$—	$—	$8,683,215
Payables	42,136,632	—	—	—	42,136,632
Bonds payable (Note A)	340,976	16,675,030	12,146,745	2,118,683	31,281,434
Long-term loans	6,354,561	11,490,087	21,478,391	93,106	39,416,145
Lease liabilities	830,618	1,509,438	1,437,870	4,442,706	8,220,632
Guarantee deposits	921,134	4,571,633	27,522,150	9,859,577	42,874,494

Total	$59,267,136	$34,246,188	$62,585,156	$16,514,072	$172,612,552

Derivative financial liabilities
Forward exchange contracts
Net settlement-outflow	$(1,039)	$—	$—	$—	$(1,039)

	As of December 31, 2025
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Non-derivative financial liabilities
Short-term loans	$8,589,773	$—	$—	$—	$8,589,773
Payables	45,055,193	—	—	—	45,055,193
Bonds payable (Note A)	17,033,209	25,278,203	7,958,238	2,104,403	52,374,053
Long-term loans (Note B)	3,319,372	8,227,746	3,612,205	24,510	15,183,833
Lease liabilities	805,290	1,470,303	1,434,794	3,970,634	7,681,021
Guarantee deposits	1,061,929	19,143,652	13,847,566	6,814,710	40,867,857

Total	$75,864,766	$54,119,904	$26,852,803	$12,914,257	$169,751,730

Derivative financial liabilities
Forward exchange contracts
Net settlement-outflow	$(2,512)	$—	$—	$—	$(2,512)

Note A: UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$5,893 million and NT$4,630 million as of December 31, 2024 and 2025, respectively. Please refer to Note 6(13) for the terms of redemption.
Note B: For the long-term loans with contractual maturity within 2 to 3 years and 4 to 5 years in 2025, the Company made repayments in the amounts of NT$
1,039
million and NT$800 million from January 1 to April 30, 2026.

(6)	Foreign currency risk management
UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:
As of December
 31, 2024

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 24 million	December 27, 2024 - January 21, 2025
As of December
 31, 2025

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 22 million	December 8, 2025 –January 23, 2026

(7)	Fair value measurement
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
re-assessing
categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$606,016	$2	$—	$606,018
Financial assets at fair value through profit or loss, noncurrent	5,703,325	18,800	12,128,789	17,850,914
Financial assets at fair value through other comprehensive income, current	5,893,377	—	—	5,893,377
Financial assets at fair value through other comprehensive income, noncurrent	7,879,553	—	3,436,398	11,315,951
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	1,039	899,961	901,000

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
Financial assets:
Financial assets at fair value through profit or loss, current	$468,010	$1,859	$98,652	$568,521
Financial assets at fair value through profit or loss, noncurrent	5,838,381	20,600	11,726,414	17,585,395
Financial assets at fair value through other comprehensive income, current	4,630,441	—	—	4,630,441
Financial assets at fair value through other comprehensive income, noncurrent	5,990,762	—	3,153,546	9,144,308
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	—	2,512	54,651	57,163

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
During the years ended December 31, 2024 and 2025, there were
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

Financial liabilities at fair value through profit or loss
Derivatives
NT$
(In Thousands)
As of January 1, 2024	$1,019,362
Recognized in loss (profit)	(119,401)

As of December 31, 2024	$899,961

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)	(In Thousands)
As of January 1, 2025	$3,008,183	$3,403,933	$5,596,447	$54,766	$65,460	$12,128,789	$3,231,518	$204,880	$3,436,398
Recognized in profit (loss)	(38,312)	298,725	(565,008)	194	(2,760)	(307,161)	—	—	—
Recognized in other comprehensive income (loss)	—	—	—	—	—	—	(270,121)	(2,072)	(272,193)
Acquisition	264,125	281,776	292,459	147,571	9,903	995,834	150,000	—	150,000
Disposal	(10,142)	(66,319)	(372,135)	(103,104)	—	(551,700)	—	—	—
Return of capital	—	—	(19,777)	—	—	(19,777)	(160,659)	—	(160,659)
Transfer out of Level 3	(194,460)	—	—	—	—	(194,460)	—	—	—
Exchange effect	(29,257)	(77,041)	(119,443)	(775)	57	(226,459)	—	—	—

As of December 31, 2025	$3,000,137	$3,841,074	$4,812,543	$98,652	$72,660	$11,825,066	$2,950,738	$202,808	$3,153,546

Financial liabilities at fair value through profit or loss
Derivatives
NT$
(In Thousands)
As of January 1, 2025	$899,961
Recognized in loss (profit)	(845,310)

As of December 31, 2025	$54,651

The total profit (loss) of NT$(1,329) million, NT$128 million and NT$(311) million for the years ended December 31, 2023, 2024 and 2025, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.
The total profit (loss) of NT$(581) million, NT$119 million and NT$845 million for the years ended December 31, 2023, 2024 and 2025, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.
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
A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the year ended December 31, 2024 by NT$309 million and NT$244 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the year ended December 31, 2024 by NT$239 million.

Fund	Net asset value approach	N/A	N/A	N/A	N/A
Convertible bonds	Binomial tree valuation model	Volatility	54.85%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could increase/decrease the Company’s profit (loss) for the year ended December 31, 2024 by NT$ 0.3 million and NT$ 0.4 million, respectively.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	28.06%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the year ended December 31, 2024 by NT$ 97 million and NT$ 113 million, respectively.

As of December 31, 2025
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market approach	Discount for lack of marketability	0% - 60%	The greater degree of lack of marketability, the lower the estimated fair value is determined.
A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the year ended December 31, 2025 by NT$337 million and NT$306 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the year ended December 31, 2025 by NT$213 million.

Fund	Net asset value approach	N/A	N/A	N/A	N/A
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	25.06%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the year ended December 31, 2025 by NT$41 million and NT$31 million, respectively.

b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:
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

As of December 31, 2024
		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Bonds payable (current portion included)	$30,020,005	$24,409,952	$5,610,053	$—	$30,051,568
Long-term loans (current portion included)	36,476,909	—	36,476,909	—	36,476,909

As of December 31, 2025
		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)	NT$ (In Thousands)
Bonds payable (current portion included)	$50,253,543	$44,541,910	$5,711,633	$—	$50,228,305
Long-term loans (current portion included)	14,331,790	—	14,331,790	—	14,331,790

12.	OPERATING SEGMENT INFORMATION

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

(2)	Geographic non-current assets information

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Taiwan	$143,009,330	$121,675,444
Singapore	107,247,569	124,957,211
China (includes Hong Kong)	38,271,386	31,711,159
Japan	12,235,336	10,281,205
Others	61,643	48,814

Total	$300,825,264	$288,673,833

Non-current
assets include property, plant and equipment,
right-of-use
assets, intangible assets, prepayment for equipment and other noncurrent assets.

(3)	Major customers
Individual customers accounting for at least 10% of operating revenues for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025
	NT$	NT$	NT$
	(In Thousands)	(In Thousands)	(In Thousands)
Customer A	N/A (Note)	$24,180,535	$28,005,843

Customer B	$29,242,973	N/A (Note)	N/A (Note)

Note: The sales amount is less than 10% of the Company’s operating revenues.

13.	CAPITAL MANAGEMENT
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
non-controlling
interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025
	NT$	NT$
	(In Thousands)	(In Thousands)
Total liabilities	$194,462,244	$201,362,691
Less: Cash and cash equivalents	(105,000,226)	(110,660,052)

Net debt	89,462,018	90,702,639
Total equity	365,706,711	365,912,172

Total capital	$455,168,729	$456,614,811

Debt to capital ratios	19.65%	19.86%